Form 20-F
period 2002-12-31
GOLAR LNG LTD
filed 2003-06-30
CIK 1207179

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)
[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      December 31, 2002

                                       OR

[_]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number             000-50113

                                Golar LNG Limited
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

         Title of each class                      Name of each exchange
                                                   on which registered
                None
----------------------------------           -----------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                        Common Shares, par value $1.00
--------------------------------------------------------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   56,012,000 Common Shares, par value $1.00
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes |X|             No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 |_|         Item 18 |X|

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                    PAGE

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS            3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                          3

ITEM 3.   KEY INFORMATION                                                  3

ITEM 4.   INFORMATION ON THE COMPANY                                       12

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     28

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       42

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                45

ITEM 8.   FINANCIAL INFORMATION                                            48

ITEM 9.   THE OFFER AND LISTING                                            49

ITEM 10.  ADDITIONAL INFORMATION                                           50

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK       61

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES           61

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                  61

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS                                              61

ITEM 15.  CONTROLS AND PROCEDURES                                          62

ITEM 16.  RESERVED                                                         62

PART III

ITEM 17.  FINANCIAL STATEMENTS                                             62

ITEM 18.  FINANCIAL STATEMENTS                                             62

ITEM 19.  EXHIBITS                                                         63

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This document contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under Item 4, "Information on the Company - Our Business Strategy" and Item 5, "Operating and Financial Review and Prospects". These statements are intended as "forward-looking statements." We may also from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission, other information sent to our stockholders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

     All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

     o    future operating or financial results;

     o statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

     o    statements   about  LNG  market  trends,   including   charter  rates,
          development of a spot market, factors affecting supply and demand, and opportunities for the profitable trading of LNG;

     o expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives; and

     o    our ability to obtain additional financing.

     When  used  in  this   document,   words  such  as   "believe,"   "intend,"
"anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following selected consolidated and combined financial and other data summarize our historical consolidated and combined financial information. We derived the information as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 from our audited combined and consolidated financial statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We derived the information as at December 31, 2000 and 1999 and for the year ended December 31, 1999, from our audited combined and consolidated financial statements prepared in accordance with U.S. GAAP, and the information as of and for the year ended December 31, 1998, from our unaudited combined and consolidated financial statements prepared in accordance with U.S. GAAP. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated and Combined Financial Statements and Notes thereto included herein.

     We are a holding company that was formed on May 10, 2001. We acquired our liquefied natural gas, or LNG, operations from Osprey Maritime Limited, or
Osprey, a company indirectly controlled by our Chairman, President and controlling shareholder, John Fredriksen. The LNG operations were a fully integrated business of Osprey prior to our acquisition of them. Accordingly, the following financial information for the years ended December 31, 2000, 1999 and 1998 and for periods that include the five months to May 31, 2001 has been derived from the financial statements and accounting records of Osprey and reflects significant assumptions and allocations. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Osprey in the period for which annual historical financial data is presented for the years ended December 31, 2000, 1999 and 1998 and for periods that include the five months to May 31, 2001 below, and, similarly may not be indicative of our future operating results or financial performance.

                                                             At or for the Fiscal Year Ended
                                                             -------------------------------
                                                                       December 31
                                                                       -----------
                                                   2002         2001         2000         1999         1998
                                                   ----         ----         ----         ----         ----
(in thousands of $, except per                                                                   (unaudited)
common share data and fleet data)
Income Statement Data:
Total operating revenues                        130,611      114,223      113,009       81,792       78,254
Vessel operating expenses (1)                    28,061       24,537       20,973       18,249       19,969
Administrative expenses                           6,127        8,232        7,715        7,935       10,007
Restructuring costs                                  --        1,894           --           --           --
Depreciation and amortization                    31,300       31,614       36,488       29,464       29,715
Operating income                                 65,123       47,946       47,833       26,144       18,563
Net financial expenses                          (40,367)     (41,617)     (44,820)     (27,764)     (31,591)
Income (loss) before income taxes
and minority interests                           24,756        6,329        3,013       (1,620)     (13,028)
Income taxes and minority interests              (2,381)       1,963        3,517          237         (236)
Net income (loss)                                27,137        4,366         (504)      (1,857)     (12,792)
Earnings (loss) per common share
 - basic and diluted (2)                           0.48         0.08        (0.01)       (0.03)       (0.23)
Cash dividends per common share                      --           --           --           --           --
Weighted average number of shares
- basic (2)                                      56,012       56,012       56,012       56,012       56,012
Weighted average number of shares
- diluted (2)                                    56,021       56,019       56,012       56,012       56,012

Balance Sheet Data (at end of year):
Cash and cash equivalents                        52,741       57,569        5,741        2,567        1,806
Restricted cash and short-term investments       12,760       14,163       13,091           --           --
Short-term investments                               --           --       14,231           --           --
Amounts due from related parties                    281          261           --           --           --
Newbuildings                                    291,671      132,856           --      158,110           --
Vessels and equipment, net                      617,583      641,371      765,559      541,922      568,959
Total assets                                    987,935      855,991      817,990      724,101      594,264
Current portion of long-term debt                48,437       41,053       10,171           --           --
Current indebtedness due to related parties      32,703       85,278       12,000       12,000           --
Long-term debt                                  629,173      483,276      204,329      126,308           --
Long-term debt due to related parties                --           --      287,400      329,400      352,400
Minority interest                                13,349       25,820       26,011       14,250           --
Stockholders' equity                            196,136      174,397      257,034      225,056      220,641
Common shares outstanding (2)                    56,012       56,012       56,012       56,012       56,012

Fleet Data (unaudited)
Number of vessels at end of year (3)                  6            6            6            5            5
Average number of vessels during year (3)             6            6            6            5            5
Average age of vessels (years)                     21.4         20.4         19.4         22.1         21.1
Total calendar days for fleet                     2,190        2,190        2,182        1,825        1,825
Total operating days for fleet (4)                2,166        2,060        2,103        1,673        1,566
Average daily time charter earnings (5)       $  59,000    $  53,600    $  50,900    $  43,300    $  42,100
Average daily vessel operating costs (6)      $  12,800    $  11,200    $   9,600    $  10,000    $  10,900

Footnotes

(1) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, they include an allocation of overheads allocable to vessel operating expenses.

(2) Since our financial results for the years ended December 31, 2000, 1999 and 1998 and for the periods that include the five months to May 31, 2001, were "carved out" of those of Osprey, we did not record any specific share capital for the period before we acquired Osprey's LNG assets and operations. To provide a measurement of earnings per share for those periods, we use for basic earnings per share the 12,000 shares issued in connection with the formation of Golar on May 10, 2001 and the subsequent issuance of 56 million shares in our Norwegian placement as described in
     Note 1 to our Combined Financial Statements. Basic earnings per share is computed based on the income (loss) available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(3) We have a 60 per cent interest in one of our vessels and a 100 per cent interest in our remaining five vessels.

(4) The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days offhire. We define days offhire as days spent on repairs, drydockings, special surveys and vessel upgrades or awaiting employment during which we do not earn charter hire.

(5) We calculate average daily time charter earnings by dividing our time charter revenues by the number of calendar days minus days for scheduled offhire. We do this calculation on a vessel by vessel basis.

(6) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. We do this calculation on a vessel by vessel basis.

B. Capitalization and Indebtedness

     Not Applicable

C. Reasons for the Offer and Use of Proceeds

     Not Applicable

D. Risk Factors

     Some of the following risks relate principally to our business or to the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. Any of these risks, or any additional risks not presently known to us or that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our shares.

Risks Related to our Business

Currently, we generate substantially all of our revenue under six long-term agreements with two customers, and the unanticipated loss of any of these agreements or either customer would likely interrupt our related cash flow.

     We currently generate substantially all of our revenue under a total of six long-term charters with two large and established customers. In the year ended December 31, 2002, BG Group plc, or BG, accounted for 52.1 per cent and Pertamina accounted for 46.7 per cent of our total operating revenues, respectively. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer's breach. Our customers may terminate their charters with us if, among other events, the relevant vessel is lost or damaged beyond repair. The unanticipated loss of any of these charters or either customer would likely interrupt our related cash flow because we cannot be sure that we would be able to enter into attractive replacement charters on short notice. A persistent and continued interruption of our cash flow could, in turn, substantially and adversely affect our financial condition.

If construction of any of the four LNG carriers we have ordered were to be substantially delayed or left incomplete, our earnings and financial condition could suffer.

     We have binding contracts for the construction of four new LNG carriers, or newbuildings, by two established Korean shipyards. While each shipbuilding contract contains a liquidated damages clause requiring the shipyard to refund a portion of the purchase price if delivery of a vessel is delayed more than 30 days, any such delay could adversely affect our earnings and our financial condition. In addition, if these shipyards were unable to deliver a particular vessel on time, we might be unable to perform under a related long-term charter and our earnings and financial condition could suffer.

Completion of our newbuilding program is dependent on additional debt financing.

     We have installments relating to the construction cost of our four newbuildings, which are due on December 31, 2003 and during 2004. We currently have insufficient funding to meet these payments. In April 2003, we obtained approximately $32.5 million through a lease finance arrangement in respect of five existing ships. After taking into account this additional financing, to pay the anticipated installments on the construction cost of our four newbuildings due on December 31, 2003 and during 2004, we will need to obtain further loans or other financing in the amount of approximately $278 million. It is standard in the shipping industry to finance between 50 and 80 per cent of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank financing. In the case of vessels that have charter coverage, the debt finance percentage may increase significantly. One of our newbuildings has been employed on a long-term charter with BG and we have obtained financing for 100 per cent of the cost of the vessel. If we were to obtain 50 per cent debt financing to cover the installments due on our three remaining unfinanced newbuildings, this would equate to additional finance of approximately $231 million of the $278 million required. For further information concerning our future financing plans, including our current reliance on related party financing, see Item 5; "Operating and Financial Review and Prospects, Liquidity and Capital Resources - Newbuilding Contracts and Capital Commitments". While we believe we will be able to arrange financing for the full amount of newbuilding payments due, to the extent we do not timely obtain necessary financing for a newbuilding, the completion of that newbuilding could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard and any deficiency if the shipyard is not able to recover its costs from the sale of the newbuilding.

We are considering various alternatives for the employment of our newbuildings, failure to find profitable employment for them could adversely affect our operations.

     We will incur substantial costs for the four newbuildings that we have ordered. The first newbuilding that will be delivered to us has been employed on a long-term charter that will commence during the first quarter of 2004, which will be between four and eight months after delivery. We are seeking short term employment for this vessel during this intervening period. We are considering various employment opportunities for the remaining three newbuildings that may include medium-term or long-term charter contracts, trading in the developing spot LNG carrier charter market, that is, carrying LNG under short-term contracts of up to one year or on a per voyage basis, and entering LNG trading as a principal. If we cannot obtain profitable employment for these vessels, our earnings will suffer. If we are unable to secure term charter coverage for a newbuilding, we may be unable to obtain the financing necessary to complete that newbuilding. In addition, whether or not we employ our newbuildings profitably, we must service the debt that we incur to finance them.

If we do not accomplish our strategic objective of entering into other areas of the LNG industry, we may incur losses and our strategy to continue growing and increasing operating margins may not be realized.

     A part of our strategy reflects our assessment that we should be able to expand profitably into areas of the LNG industry other than the carriage of LNG. We have not previously been involved in other LNG industry businesses and our expansion into these areas may not be profitable. Our plan to consider opportunities to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

Our loan and lease agreements impose restrictions that may adversely affect our earnings or that may prevent our shipowning subsidiaries, and our intermediate holding company that owns them, from taking actions that could be in our shareholders' best interest.

     Covenants in our loan and lease agreements limit the ability of all our shipowning and ship operating subsidiaries to:

          o merge into or consolidate with any other entity or sell or otherwise dispose of all or substantially all of their assets;

          o    make or pay equity distributions;

          o    incur additional indebtedness;

          o    incur or make any capital expenditure; or

          o materially amend, or terminate, any of our current charter contracts or management agreements.

In addition, if the ownership interest in us of John Fredriksen, our chairman, and his affiliated entities falls below 25 per cent of our share capital, a default of two loan agreements, totaling $325 million of debt, and our lease agreements to which we are a party would occur.

     In addition, covenants in our loan and lease agreements may effectively prevent us from paying dividends should our board of directors wish to do so and may require us to obtain permission from our lenders and lessors to engage in some other corporate actions. Our lenders' and lessors' interests may be different from those of our shareholders and we cannot guarantee investors that we will be able to obtain our lenders' and lessors' permission when needed. This may adversely affect our earnings and prevent us from taking actions that could be in our shareholders' best interests.

If we do not maintain the financial ratios contained in our loan and lease agreements, we could face acceleration of the due date of our bank loans and the loss of our vessels.

     Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum available cash, ratios of current assets to current liabilities (excluding current long-term debt) and ratios of net debt to earnings before interest, tax, depreciation and amortization. Although we currently comply with these requirements, if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.

Provisions in our UK vessel leases may further limit our flexibility.

     In addition to the general restrictions contained in our loan agreements and UK vessel lease agreements, our UK vessel lease agreements also limit our ability to time charter our five currently operating vessels to time charterers, other than BG and Pertamina, who do not have credit ratings of at least BBB+, unless we post additional security. This restriction could limit our operational flexibility and negatively impact our financial position or cash flows in the future.

We no longer have legal title to our five currently operating vessels that are subject to UK vessel leases and have agreed to indemnify the UK vessel lessor for adverse tax consequences, which could adversely affect our results and financial position.

     While we have complete operational control and responsibility for our five currently operating vessels that are subject to UK vessel leases, we do not have legal title to them. In some events, for instance the failure of our Chairman, John Fredriksen, to maintain at least a 25 per cent share holding in us, the UK lessor could terminate those leases resulting in the sale of the vessels. While we would realize 99.9 per cent of the net proceeds of the sale of the vessels, it may not be in our best interests to sell the vessels at that time. In addition, our ability to realize our portion of the net proceeds will depend on the cooperation of the UK lessor, which is a recognized UK financial institution that has secured its obligations to us, and the willingness of buyers to take the vessels subject to our time charters with BG and Pertamina, to whom the UK lessors and we have given the right of quiet enjoyment. This means that any sale would be subject to the buyer's continuing to perform the BG and Pertamina time charters of the vessels. Any funds that we receive on the sale of the vessels following a lease termination will also be subordinate to lien claimants, and claims of our lenders and the UK lessor for unpaid amounts. In the event of any adverse tax changes or rulings, we may be required to return all or a portion of the cash inflow that we received in connection with the lease financing transactions, post additional security or make addition payments to the UK lessor.

Servicing our debt substantially limits our funds available for other purposes.

     A large part of our cash flow from operations must go to paying principal and interest on our debt. As of December 31, 2002, our total indebtedness was $710 million and our ratio of indebtedness to total capital was 0.78. We may incur additional debt of as much as $278 million to fund completion of our four newbuildings, and we may incur additional indebtedness to fund our possible expansion into other areas of the LNG industry. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

     If we are in default on some kinds of obligations, such as those to our crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained for as little as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

It may be difficult to serve process on or enforce a United States judgment against us, our officers, our directors or some of our experts or to initiate an action based on United States federal or state securities laws outside of the United States.

     We are a Bermuda corporation and our executive offices are located outside of the United States. Our officers and directors reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and some of our experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing a judgment obtained in a U.S. court to the extent assets located in the United States are insufficient to satisfy the judgment. In addition, there is uncertainty as to whether the courts outside of the United States would enforce judgments of United States courts obtained against us or our officers and directors or entertain original actions predicated on the civil liability provisions of the United States federal or state securities laws. As a result, it may be difficult for you to enforce judgments obtained in United States courts against our directors, officers and non-U.S. experts or to bring an action against our directors, officers or non-U.S. experts outside of the United States that is based on United States federal or state securities law.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax.

     Although we currently believe we are exempt from tax under Section 883 and intend to take this position on our U.S. tax returns, proposed regulations under
Section 883, if they become final as proposed, may not permit us to continue to claim exemption from tax under Section 883. If we are not eligible for exemption from tax under Section 883 of the U.S. Internal Revenue Code, we will be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50 percent of our shipping income attributable to the transport of cargoes to or from United States ports. We believe that if we were not eligible for exemption under Section 883, our potential tax liability for the three calendar years 2000, 2001 and 2002 would have been $29,458, $488,000 and $337,400, respectively.

Many of our seafaring employees are covered by industry-wide collective bargaining agreements and the failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

     We employ approximately 500 seafarers either directly or through crewing agents, of which a significant portion are subject to industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

If we are treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under U.S. tax laws.

     If we are treated as a passive foreign investment company in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a passive foreign investment company in 2002 or will be in any future year. However, passive foreign investment company classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from other passive sources, including the spot trading of LNG for our own account, were to develop or to increase substantially. Moreover, the Internal Revenue Services may disagree with our position that time charters do not give rise to passive income for purposes of the passive foreign investment company rules. Accordingly, there is a possibility that we could be treated as a passive foreign investment company for 2002 or for any future year. The passive foreign investment company rules are discussed in more detail in Item 10 of this annual report under the heading "Additional Information; Taxation - U.S. Taxation of U.S. Holders".

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

     Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets, including the energy markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

     Future terrorist attacks, such as the attack on the m.t. Limburg in October 2002, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

An increase in costs could materially and adversely affect our financial performance.

     Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack on the m.t. Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. This may increase vessel operating expenses for 2003. If costs continue to rise, that could materially and adversely affect our results of operations.

Risks Related to the LNG Shipping Industry

Over time, charter rates for LNG carriers may fluctuate substantially. If rates happen to be lower at a time when we are seeking a charter for a vessel, our earnings will suffer.

     Charter rates for LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in natural gas prices could adversely affect our charter business as well as our business opportunities. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, then prevailing economic conditions in the LNG industry.

The LNG transportation industry is competitive and if we do not continue to compete successfully, our earnings could be adversely affected.

     Although we currently generate substantially all of our revenue under long-term contracts, the LNG transportation industry is competitive, especially with respect to the negotiation of long-term charters. Furthermore, new competitors with greater resources could enter this industry and operate larger fleets through consolidations, acquisitions, or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets. If we do not continue to compete successfully, our earnings could be adversely affected. Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

Shipping companies generally must conduct operations in many parts of the world, and accordingly their vessels are exposed to international risks which could reduce revenue or increase expenses.

     Shipping companies, including those that own LNG carriers, conduct global operations. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism and other efforts to disrupt shipping. The terrorist attacks against targets in the United States on September 11, 2001, the military response by the United States and the recent conflict in Iraq may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability could affect LNG trade patterns and reduce our revenue or increase our expenses. Further, we could be forced to incur additional and unexpected costs in order to comply with changes in the laws or regulations of the nations in which our vessels operate. These additional costs could have a material adverse impact on our operating results, revenue, and costs.

Our insurance coverage may not suffice in the case of an accident or incident.

     The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disaster and property loss caused by adverse weather conditions, mechanical failures, human error, hostilities and other circumstances or events. The transportation of LNG is subject to the risk of LNG leakage and business interruptions due to political circumstances in foreign countries, hostilities and labor strikes. Events such as these may result in lost revenues and increased costs for us.

     We carry insurance to protect against the accident-related risks involved in the conduct of our business and environmental damage and pollution insurance. However, we cannot assure investors that we have adequately insured ourselves against all risks, that any particular claim will be paid out of such insurance or that we will be able to procure adequate insurance coverage at commercially reasonable rates or at all in the future. More stringent environmental regulations that are currently being considered or that may be implemented in the future may result in increased costs for insurance against the risks of environmental damage or pollution. Our insurance policies contain deductibles for which we will be responsible. They also contain limitations and exclusions that, although we believe them to be standard in the shipping industry, may increase our costs or lower our profits. Moreover, if the mutual insurance protection and indemnity association that provides our tort insurance coverage were to suffer large unanticipated claims related to the vessel owners, including us, that it covers, we could face additional insurance costs.

If any of our LNG carriers discharged fuel oil into the environment, we might incur significant liability that would increase our expenses.

     As with all vessels using fuel oil for their engines, international environmental conventions, laws and regulations, including United States' federal laws, apply to our LNG carriers. If any of the vessels that we own or operate were to discharge fuel oil into the environment, we could face claims under these conventions, laws and regulations. We must also carry evidence of financial responsibility for our vessels under these regulations. United States law also permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and a number of states have enacted legislation providing for unlimited liability for oil spills.

Any future changes to the laws and regulations governing LNG carrier vessels could increase our expenses to remain in compliance.

     The laws of the nations where our vessels operate as well as international treaties and conventions regulate the production, storage, and transportation of LNG. While we believe that we comply with current International Maritime Organization, or IMO, regulations, any future noncompliance could subject us to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. Furthermore, in order to continue complying in the future with United States federal and state laws and regulations as then in force, or with then current regulations adopted by the IMO, and with any other future regulations, we may be forced to incur additional costs relating to such matters as LNG carrier construction, maintenance and inspection requirements, development of contingency plans for potential leakages and insurance coverage.

Risks Related to our Common Shares

Our Chairman effectively controls us and may have the ability to effectively control the outcome of significant corporate actions.

     John Fredriksen, our chairman, and his affiliated entities beneficially own
50.01 per cent of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Our annual historical financial information may not accurately reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented.

     All of the annual historical financial information for periods prior to 2002 that we have included in this annual report has been carved out from the consolidated financial statements and information of Osprey. We were not a separate, stand-alone entity for the annual periods presented and therefore this financial information may not accurately reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented. In addition, the annual historical information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future.

Because we are a Bermuda corporation, you may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

     Because we are a Bermuda company the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions. Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director's fraud or dishonesty. Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director's or officer's liability results from that person's fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty except where such losses are the result of fraud or dishonesty. In addition, under Bermuda law the directors of a Bermuda company owe their duties to that company, not to the shareholders. Bermuda law does not generally permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which investors may be more familiar and may substantially limit or prohibit shareholders ability to bring suit against our directors.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     We are a holding company formed on May 10, 2001 and we currently own and/or operate a fleet of six liquefied natural gas, or LNG, carriers. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers through our subsidiaries. We operate five of our vessels through wholly-owned subsidiaries and we have a 60 per cent interest in the owning company of the sixth vessel. This sixth vessel, the Golar Mazo, was delivered to us in January 2000 as a newbuilding. Additionally, we have contracts to build four LNG carriers. Our six LNG carriers are all currently employed under long-term charter contracts. We have also entered into a long-term charter for one of our newbuildings.

     We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our telephone number is (+1) 441-295-6935. Our principal ship-management offices are located at 30 Marsh Wall, London, United Kingdom.

     Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman, president and controlling shareholder, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50 per cent of Osprey in November 2000 and increased this interest to over 90 per cent in January 2001. World Shipholding completed its acquisition in May 2001. Osprey was delisted from the Singapore Stock Exchange in May 2001.

     On May 21, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers Management Company Ltd., a company indirectly controlled by our chairman, John Fredriksen, to purchase its one newbuilding contract for an LNG carrier and its options to build three new LNG carriers. Two of the newbuilding options have since been exercised and two have expired.

     In April 2003 we entered into a lease finance arrangement in respect to five of the LNG carriers we currently operate with a subsidiary, to which we refer as the UK Lessor, of a major UK bank. The five vessels are the Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur. We sold five of our subsidiary companies, which owned these five vessels, to the UK lessor and each of the five companies, now owned by the UK Lessor, subsequently entered into 20 year leases of the vessels to us. Our current time charters on these vessels expire on dates between December 2006 and December 2012.

B. Business Overview

The Natural Gas Industry

     Natural gas has been over the last two decades, and is expected to continue to be, one of the world's fastest growing energy sources over the next 20 years. Already responsible for 25 per cent of the world's energy supply, the International Energy Agency, or IEA, projects that demand for natural gas will rise by between 2.7 and 3.2 per cent per annum over the next two decades. According to the IEA, new power plants are expected to provide the majority of this incremental demand.

     The rate of growth of natural gas consumption has been almost twice that of oil consumption during the last decade. The primary factors contributing to the growth of natural gas demand include:

     o Costs: Technological advances and economies of scale have lowered capital expenditure requirements.

     o Environmental: Natural gas is a clean-burning fuel. It produces less carbon dioxide and other pollutants and particles per unit of energy production than coal, fuel oil and other common hydrocarbon fuel sources.

     o Demand from Power Generation: According to the IEA, natural gas is the fastest growing fuel source for electricity generation worldwide.

     o Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, has resulted in new entrants and an increased market for natural gas.

     o Significant Natural Gas Reserves: Approximately half of the world's remaining hydrocarbon reserves are natural gas.

     The U.S. and Russia alone account for some 41 per cent of total world natural gas consumption and with Europe and the other countries of the former Soviet Union accounted for approximately 70 per cent of total world consumption in 2001. In these areas, there is a highly developed pipeline grid and natural gas usage is diversified among the different sectors described below. In 2001, Asia accounted for approximately 12 per cent of the world natural gas consumption with Japan being the largest consumer.

     The primary applications for natural gas include the following:

     o    Electrical Power Generation;

     o Industrial uses including plant operations, cogeneration of electric power and production of steam for heating and drying;

     o    Residential; and

     o    Commercially used mainly for heating and air conditioning.

The LNG Industry

Overview

     Of the natural gas consumed worldwide in 2001, approximately 5.75 per cent was supplied as LNG. LNG is liquefied natural gas, produced by cooling natural gas to -163(degree)C (-256(Degree) Fahrenheit), which is just below the boiling point of LNG's main constituent, methane. LNG is produced in liquefaction plants situated around the globe near gas deposits. In its liquefied state, LNG occupies approximately 1/600th the volume of its gaseous state. Liquefaction makes it possible to transport natural gas efficiently and safely by sea in specialized vessels known as LNG carriers. LNG is stored at slightly above atmospheric pressure in cryogenic tanks. LNG is converted back to natural gas in regasification plants by raising its temperature.

     The first LNG project was developed in the mid-1960s and in the mid-1970s LNG began to play a larger role as energy companies developed remote gas reserves that could not be served by pipelines in a cost-efficient manner. The LNG industry has historically been characterized by the following:

     o Expectation of Security and Diversification of Supply: East Asian countries, led by Japan, searching for a non-OPEC, non-oil source of energy, have been the dominant consumers of LNG.

     o    High Project Cost: Most projects have been highly capital intensive.

     o Long-Term Contracts: The high capital expenditures associated with LNG projects have necessitated long-term contracts. The long-term charter of LNG carriers to carry the LNG has been an integral part of any project.

     o    Concentrated Production:  The Middle East and Southeast Asia, together
          with  Algeria,  have  historically   accounted  for  the  overwhelming
          majority of LNG production.

Historical and Prospective Growth in Demand for LNG

     Over the last two decades,  LNG consumption  has shown sustained  growth of
8.1 per cent per year - far higher than the 1.1 per cent annual growth in the consumption of oil. The Energy Information Administration of the United States Department of Energy forecasts annual growth of eight per cent in LNG imports into the United States through 2020. There is no guarantee that this will happen.

     In recent years, the global LNG industry has been in transition, changing from the old model of long-term contracts with dedicated ships attached to the specific trade routes and gas pricing tied to the price of different hydrocarbon fuels such as oil and coal, to a more flexible market model for gas contract volumes, contract periods, gas prices and ship allocation. While this new model is still in its infancy, some of the key factors influencing its growth are:

     o    Deregulation  of Power and Gas  Industries in Asia,  North America and
          Europe: With trends toward deregulation and further privatization in Asia and Europe, many utilities are reluctant to rely solely on long-term take or pay contracts with fixed volumes and price structures.

     o Improved Competitiveness: During the last decade, LNG's commercial competitiveness has improved dramatically. Costs associated with natural gas field development have fallen and LNG production facilities have become cheaper, larger and more efficient. The cost of shipping has also declined due to significantly reduced costs of LNG carrier construction and the prolonged lives of LNG carriers.

     o National Asset Development. As national governments and private companies seek to amortize their stranded gas assets, more and more LNG projects are reaching markets without first obtaining sales commitments for the whole capacity of the liquefaction plants

     o Projects with Paid Down Infrastructure: After being in operation for two to three decades, several LNG projects have satisfied their project finance. The owners of these projects are now able to offer more flexibility in considering contract terms.

     o Access to Remote Gas Reserves: New areas of exploration due to advances in exploration production technology have yielded more potential natural gas production projects.

As a result of these factors and other industry developments, the following trends are driving the global LNG market:

     o Strong Growth in Demand: Due to improved competitiveness, demand for natural gas as a preferred source of energy has been growing in both Asia and in the countries bordering the Atlantic Basin, which includes the Atlantic Ocean and adjacent bodies of water bordered by North and South America to the west and the west coast of Europe and Africa to the east.

     o Surplus LNG from Projects: In many cases, LNG liquefaction plants have the ability to produce more LNG than the volumes required under a project's long-term contract. Additionally, conservative design estimates and de-bottlenecking operations have given rise to LNG production in excess of the nameplate capacity. During build-up periods for contractual volumes, there are also often potential excess volumes for export.

     o Gas Flaring and LNG Production: Capture of flared gas from oil fields associated with oil production constitutes a new source of natural gas.

     o Emergence of New Contract Structure: Increasingly, LNG trade is expected to be contracted for the short-term, in smaller volumes with built-in flexibility to move deliveries to third parties.

     o Improved Gas Power Plant Efficiency: The power generation sector has recently increased its consumption of natural gas as a result of the development of combined cycle gas turbines.

     o Growth in Atlantic Basin LNG Trade: While the region is also served by pipelines, the Atlantic Basin, in particular, may see increased LNG trade due to recent growth in exports of LNG from newly commissioned production facilities in Trinidad & Tobago and Nigeria. Atlantic Basin countries present a wide range of potential markets, including several European countries and the United States.

     o Interest in New Infrastructure: The overall market growth has resulted in increased interest in both onshore and offshore LNG production and receiving capacities.

Production and Consumption of LNG

     Production

     There are three major regional areas that supply LNG. These are first, Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, second the Middle East, including Qatar, Oman and United Arab Emirates with facilities planned in Iran and Yemen, and third, the Atlantic Basin countries, including Algeria, Libya, Nigeria and Trinidad with facilities under construction in Egypt and Norway and planned in Angola and Venezuela. Qatar, Oman, Trinidad and Nigeria have all began large scale LNG production in recent years. It is notable that many existing facilities are currently expanding or actively considering further expansion possibilities.

     The largest exporters are Indonesia, Algeria, Malaysia, Qatar and Australia. Other LNG producing countries and areas include Brunei, Oman, Nigeria, United Arab Emirates, Trinidad & Tobago, Libya and Alaska. As noted above and based on published reports, a number of existing LNG exporting plants are either being expanded, or are planning expansion. These include plants in Australia, Brunei, Indonesia-Bontang, Malaysia, Nigeria, Oman, Trinidad & Tobago and two LNG projects in Qatar.

     Consumption

     The two major areas that dominate worldwide consumption of LNG are East Asia, including Japan, South Korea and Taiwan, and Europe, specifically France, Spain, Italy, Belgium and Turkey. East Asia currently accounts for approximately 70 per cent of the global LNG market while Europe accounts for approximately 25 per cent. The United States presently accounts for approximately five per cent of the global LNG market, but has experienced a growth in LNG imports in recent years.

     There are currently 12 LNG importing countries with 39 importing terminals. Two of these countries - Greece and Puerto Rico - commenced accepting deliveries in 2000 with the AES "Andres" terminal in the Dominican Republic commencing in the first quarter of 2003. The largest LNG importers in 2002 were Japan, South Korea, France, Spain and the United States.

     Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 65 per cent of the world total LNG imports in 2002. Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

     The cost of constructing LNG import facilities has decreased. This has enabled small or low volume markets such as Puerto Rico, the Dominican Republic and Greece to receive imports on a cost-effective basis.

     During 2000, two LNG import terminals were operated in the United States, one in Lake Charles, Louisiana, and one in Boston, Massachusetts. Two terminals, one at Elba Island, Georgia and one at Cove Point, Maryland are being reactivated, primarily due to increased LNG import demand in the United States. The Elba Island terminal was open by the end of 2001. Cove Point has a scheduled reopening during the second half of 2003. Expansion plans exist for the Lake Charles and Elba Island facilities and in addition as many as 15 companies are currently pursuing more than 20 green field LNG projects aimed at significantly increasing domestic import capacity.

Emerging Spot Market and Short-Term Trades

     In recent years there has been increasing spot and short-term trading activity in LNG. The spot market utilizes surplus export capacity and shipping on routes other than, or not necessarily the same as, those for which a facility was originally dedicated. Spot activity refers to single cargo or non-project related series of cargoes over a pre-set period generally not exceeding one year. Short-term trading activity for the purposes of this discussion refers to contracts of up to four years.

     A combination of the following key factors may favor the development of a spot market, particularly in the Atlantic Basin:

     o    excess LNG production above long-term contracted volumes;

     o increased receiving capacity by reopening and expansions of United States import facilities;

     o    new and increased receiving capacity in Europe;

     o    spare LNG shipping capacity;

     o    deregulation and liberalization of natural gas markets and prices; and

     o    liquidity in the derivatives market for natural gas.

     In order to utilize market opportunities, unsold LNG volumes, spare shipping and terminal capacity, industry participants may enter the spot or short-term LNG market to:

     o take advantage of arbitrage opportunities between LNG markets and regions; and

     o manage variations in demand due to seasonal fluctuations and increased regasification during peak demand periods.

LNG Transportation

     LNG delivery depends on availability of LNG carriers. While these specialized and high cost vessels are generally chartered long-term to satisfy the transportation needs of a specific LNG trade route, the emerging short-term and spot trading market for LNG should require separate carrier capacity for its needs. Demand for LNG carriers is commonly measured by the volume of LNG carried multiplied by the distance traveled between LNG producers and importers, expressed in cubic meter-nautical miles or cbm-miles.

The LNG Fleet

     Supply of LNG Carriers. As of the first quarter of 2003, the world fleet consisted of 141 LNG carriers with a total capacity of approximately 16.2 million cbm. The average age of the fleet was 12.9 years. Currently there are orders for 55 new LNG carriers to be constructed for delivery from the second quarter of 2003 through the end of 2006.

     Most LNG carrier newbuildings follow standard ship designs with a cargo capacity now edging towards 145,000 cubic meters. There are also some smaller LNG carriers, often built for dedicated trades. Apart from one vessel of 74,000 cubic meters all the newbuildings to be delivered from the second quarter of 2003 through 2006 are in the range of 136,000 to 145,000 cubic meters. Furthermore vessel sizes of 200,000 to 250,000 are currently being investigated for exports from Qatar. Four main factors determine general design features:

     o    port restrictions;

     o    cargo containment system design;

     o    economies of scale achieved by building larger ships; and

     o    vessel speed.

     LNG carriers have a longer service life than conventional tankers or bulk carriers, with a possible economic life of approximately 40 years. Therefore a significant number of LNG carriers that were built in the mid-1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels' 40th anniversaries. As a result, limited scrapping of LNG carriers has occurred.

     Ownership Structure. There are relatively few independent ship owners in the LNG business as compared with other merchant shipping sectors. The major LNG project exporters or importers control most of the LNG fleet. Independent LNG shipowners, in addition to Golar, include Bergesen D.Y. and Leif Hoegh & Co., Mitsui O.S.K. Lines in association with, amongst others, Nippon Yusen Kaisha, K-Line and Exmar N.V.

     LNG Shipyard Capacity. The estimated building time for an LNG carrier is 30-34 months. Berths suitable for building LNG carriers can also be used to build large crude or dry bulk carriers, cruise ships, large container vessels and large offshore units. Demand for such vessels tends to influence a shipyard's LNG newbuilding capacity and LNG newbuilding prices.

     LNG Vessel Cargo Containment Systems. LNG carriers principally use one of three LNG vessel containment system designs:

     o    two membrane designs (Gaztransport and Technigaz (GTT))

     o    a spherical design (Moss-Rosenberg)

     Of the current world fleet, approximately 60 per cent use the Moss-Rosenberg spherical design while 40 per cent use one of the two membrane designs. Of South Korea's four LNG shipbuilding yards, three build vessels using the membrane designs. Both the membrane and spherical designs have proven to be capable of transporting LNG over a long period of time with limited wear and tear.

     Current Orderbook. Based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is likely to be in 2006. Any new project/trade with LNG vessel demand before 2006 may have to rely on third party tonnage until potential new orders can be delivered.

     LNG Newbuilding Trends. LNG carriers continue to be built for long-term contracts of 20-25 years duration tied to new export and import facilities. Major oil and gas companies such as Royal Dutch Shell, and BP, which have interests in several export and import terminals, have ordered new LNG carriers. Based on publicly available reports, these ordered LNG carriers are not yet tied to any specific projects or long-term LNG sale and purchase agreements, but are expected to supplement these companies' existing LNG activities around the world. The cost to build LNG tankers has fluctuated from $280 million in the early 1990s to approximately $160-175 million at the end of 2001 and in the region of $155 million currently.

     Barriers to Entry in LNG Shipping. The principal barriers to entry to the LNG shipping business include the high cost of LNG vessels, charterers' and financiers' requirements such as experience in the operation of gas vessels, history of quality operations, financial strength and the need for highly qualified personnel. The LNG shipping business is a small and highly specialized shipping segment compared to other bulk shipping segments and is dominated by oil majors and LNG project owners and operators. Since LNG shipping is relatively capital intensive, sufficient funding and credit ratings are important commercial elements. It is also costly and demanding for yards to be accepted and receive a license to build the different designs.

Our Business Strategy

     Our strategic objective is to use our position among independent LNG operators to become a leader in integrated LNG services. In pursuit of this objective, we plan to expand and diversify our LNG shipping operations, capitalize on our shipping assets and specialized industry knowledge, and exploit available arbitrage opportunities afforded by price differentials for natural gas worldwide. Depending on market conditions, we will consider entering LNG trading activities and integrating into further attractive LNG activities such as liquefaction and regasification.

     We benefit from long-term contracts that provide stable cash flows and the opportunities for attractive margins. To further enhance the earnings from our LNG shipping business, we plan to:

     o Capitalize on attractive charter contracts. We have entered into construction agreements for four new LNG carriers. The first newbuilding that will be delivered to us has been employed on a long-term charter to a BG subsidiary, which will commence within four to eight months after delivery. We are considering various employment opportunities for the remaining three newbuildings that may include medium-term or long-term charter contracts, trading in the developing spot LNG carrier charter market, that is, carrying LNG under short-term contracts of up to one year or on a per voyage basis, and entering LNG trading as a principal.

     o Expand our fleet to increase revenues and earnings. We may expand our fleet through new orders or by acquiring existing LNG carriers from third parties. Such acquisitions can give us additional flexibility to avail ourselves of opportunities either in the long-term contract market or the emerging spot market.

     o Continue building scale to increase operating efficiencies and enhance margins. We are working to identify areas in which we can reduce costs and increase productivity. As we expand our fleet, we also believe we will be able to reduce incremental costs per vessel and increase margins.

     o Integrate into upstream and downstream LNG activities. We are considering pursuing opportunities to leverage our expanded shipping assets and our LNG industry knowledge to integrate vertically into the liquefaction and regasification of LNG. We believe this can enhance our overall margins while at the same time diversifying our sources of income from LNG. In pursuit of this strategy, we will consider investing in both established LNG operations and technologies as well as newly developing technologies, such as offshore liquefaction and regasification operations.

     All of these strategies require the consideration and approval of our board of directors and we cannot guarantee investors that we will pursue any of them. If approved, capital projects of this nature typically require substantial investment over several years.

Competitive Strengths

     We believe that our features listed below distinguish us from other participants in the LNG transportation industry.

     o Our market position and LNG shipping experience. We believe that we are the only company focusing exclusively on the LNG transportation industry, and that we have established our position as a leading independent owner and operator of LNG carriers. We plan to build on this position with our four commissioned newbuildings. The loading, carriage and delivery of LNG require special expertise. We have accumulated this expertise through more than 25 years of operating LNG carriers. Our vessels and crews have loaded cargoes from virtually all of the world's LNG export terminals and have delivered cargoes to most of the major LNG import facilities in the world. We believe that this experience and the quality of our vessels make us an attractive service provider to both current and potential customers.

     o Our fleet and newbuildings. We operate a high-quality and well-maintained fleet and have been successful at keeping unscheduled offhire to a minimum while our vessels are on charter. We are two years away from completing a six-year, $29.5 million refurbishment and modernization program for four of our existing vessels. Upon the completion of this program, we believe that our existing vessels will be able to serve through their 40th anniversaries. We have also contracted for the construction of four new LNG carriers, giving us more available vessels over the next three years than any other independent LNG carrier. Two of these vessels are scheduled for delivery in 2003 and two are scheduled for delivery in 2004. Due in part to the limited number of shipyards qualified to build LNG carriers, we believe that these contracts may provide us with a competitive advantage by allowing us to deploy new LNG carriers sooner than our competitors.

     o Customer and industry relationships. We have strong long-term customer relationships with many of the industry's largest customers, including BG, Pertamina, the state-owned gas company of Indonesia, and the National Gas Shipping Company of Abu Dhabi. Our in-house management has experience of working with major oil and gas producers active in the LNG market. Due to the size of our current fleet and newbuilding program we enjoy excellent relationships with shipyards and other suppliers.

     o Our management's success in rapidly identifying and exploiting business opportunities. Our senior management has a record of assembling teams who can rapidly exploit market opportunities as they arise. We believe that our exclusive focus on the LNG industry has positioned us well to take advantage of the new competitive dynamics of a sector in transition.

Customers

     We currently have customer relationships with three large participants in the LNG industry, although most of our revenues are derived from two customers. Our customers are Methane Services Limited, a subsidiary of BG, Pertamina, the state-owned oil and gas company of Indonesia, and the National Gas Shipping Company, which provides LNG shipping services to the state-owned Abu Dhabi National Oil Company.

     We have had charters with Pertamina since 1989. Our revenues from Pertamina were $59.5 million in 2000, $62.8 million in 2001 and $61 million in 2002. This constitutes 53 per cent, 55 per cent and 47 per cent of our revenues for those years, respectively. Methane Services Limited, a wholly owned subsidiary of BG, has chartered LNG carriers from us and our predecessors since 2000. Our revenue from BG was $7.2 million in 2000, $45.8 million in 2001 and $68.1 million in 2002, constituting six per cent, 40 per cent and 52 per cent of our revenues for those years respectively. BG owns two LNG carriers that it currently charters to a third party while it charters four vessels from us and has chartered our first newbuilding. The charter for that newbuilding will commence at a time between January 1, 2004 and March 31, 2004.

     The National Gas Shipping Company has contracted with us to provide management services for four LNG carriers that it owns. Since 1994, the National Gas Shipping Company, a subsidiary of the Abu Dhabi National Oil Company, has provided shipping services to the state owned Abu Dhabi Gas Liquefaction Company. The vessels that we manage for the National Gas Shipping Company are currently employed delivering LNG pursuant to long-term supply contracts between the Abu Dhabi Gas Liquefaction Company and the Tokyo Electric Power Company of Japan.

Competition

     While virtually all of the existing world LNG carrier fleet is committed to long-term charters, there is competition for employment of vessels whose charters are expiring and vessels that are under construction. Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, vessels coming off charter and newly constructed vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less as well as voyage charters.

     While we believe that we are the only independent LNG carrier owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction. These companies include Bergesen DY ASA (Norway) and Exmar S.A. (Belgium). Two Japanese shipowning groups, Mitsui O.S.K. Lines and Nippon Yusen Kaisha, provide LNG shipping services exclusively to Japanese LNG companies.

     In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch/Shell, BP Amoco, and BG own LNG carriers and are reported to have contracted for the construction of new LNG carriers.

     As discussed above we are considering strategic opportunities in other areas of the LNG industry. To the extent we do expand into new businesses, there can be no assurance that we will be able to compete successfully in those areas. Our new businesses may involve competitive factors that differ from those in the carriage of LNG and may include participants that have greater financial strength and capital resources than us.

Our Current Fleet

     We currently lease five LNG carriers under long-term leases (20 years) and have a 60 per cent interest in another LNG carrier through a joint venture with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Following an internal review of the flag state of our vessels, we changed the registration of five of our vessels from the Liberian flag to the United Kingdom flag. The sixth vessel, in which we have a 60 per cent interest, currently remains Liberian registered. Two of our vessels serve routes between Indonesia and Taiwan and South Korea, while four are involved in the transportation of LNG from facilities in the Middle East and Algeria to ports principally in the United States and Europe.

     The following table lists the LNG carriers that we currently lease, own or have under construction and that are committed under charters:

--------------------------------------------------------------------------------
                     Year of       Capacity,                     Current Charter
Vessel Name          Delivery        cbm.       Charterer           Expiration
--------------------------------------------------------------------------------

Golar Mazo(1)            2000        135,000    Pertamina                   2017
--------------------------------------------------------------------------------
Golar Spirit             1981        128,000    Pertamina                   2006
--------------------------------------------------------------------------------
Khannur                  1977        125,000           BG                   2009
--------------------------------------------------------------------------------
Golar Freeze             1977        125,000           BG                   2008
--------------------------------------------------------------------------------
Gimi                     1976        125,000           BG                   2010
--------------------------------------------------------------------------------
Hilli                    1975        125,000           BG                   2012
--------------------------------------------------------------------------------
Hull No.2215             2003        138,000           BG                   2024
--------------------------------------------------------------------------------

(1) We own a 60 per cent interest in the Golar Mazo through a joint venture with the remaining 40 per cent owned by Chinese Petroleum Corporation.

     Our currently trading fleet represents approximately 4.25 per cent of the worldwide fleet by number of vessels.

Our Charters

     All of our current LNG carriers are on long-term time charters to LNG producers and importers. These charters generally provide us with stable income and cash flows. In addition to their potential for earning revenues over the course of their useful lives, we believe that our LNG carriers may also have significant residual value when they are released from service.

     Pertamina Charters. Two of our vessels, the Golar Mazo and the Golar Spirit, are chartered by Pertamina, the state-owned oil and gas company of Indonesia. The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under a 18 year time charter that expires in 2017. The Golar Spirit is employed on a 20-year time charter that expires in 2006. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each, and to extend the Golar Spirit charter for up to two years.

     Under the Pertamina charters, the operating costs of the vessel are borne by Pertamina on a cost pass-through basis. Pertamina may suspend its payment obligations under the charter agreement for periods when the vessels are not able to transport cargo for various reasons. These periods, which are also called offhire periods, may result from, among other causes, mechanical breakdown or other accident, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as the result of a claim against us, or the cancellation of the vessel's class certification. Payments are not suspended during scheduled maintenance. The charters automatically terminate in the event of the loss of a vessel.

     BG Charters. Methane Services Limited, a subsidiary of BG, charters four of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur, Gimi, and Hilli, each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States and in Europe. The trading routes of these vessels are determined by Methane Services Limited. BG Asia Pacific PTE Limited, another subsidiary of BG, has executed a charter for one of our newbuildings that is currently under construction. This charter was due to commence when the vessel was delivered, which was expected to occur in March 2003. As a result of a fire onboard the vessel while in the shipyard the delivery date has been delayed until an expected date of August 29, 2003. We are entitled to compensation from the shipyard for late delivery and as a result we do not expect the delay to have a material adverage financial impact on us. BG will now take delivery of the vessel at a date between January 1, 2004 and March 31, 2004. We expect to enter into a short-term charter between the delivery date of the vessel and its delivery to BG. The Golar Freeze commenced a new five-year charter with BG on March 31, 2003. The charter for the Khannur expires in 2009, the charter for the Gimi expires in 2010 and the charter for the Hilli expires at a date between January 1, 2011 and December 31, 2012.

Charter Renewal Options

     Pertamina Charters. Pertamina has the option to extend the charter of the Golar Mazo and the Golar Spirit. Pertamina may extend the charter of Golar Mazo that expires in 2017, for up to 10 years by exercising the right to extend for one or two additional five year periods. Pertamina must give two years notice of any decision to extend. The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension. For the Golar Spirit, Pertamina may extend the charter beyond its current expiration in 2006 for up to two years. As with the Golar Mazo, the hire rate during any extension is subject to adjustment to reflect actual operating expenses during the term.

     BG Charters. With the exception of the Golar Freeze charter, each of the BG charters, including the charter for the newbuilding, is subject to options on the part of BG to extend those charters for two five-year periods. If BG does not exercise its option to renew the Hilli charter, it may designate a redelivery date between January 1, 2011 and December 31, 2012. The terms of the Hilli charter contained in the chart below and the preceding table assumes that BG will chose a redelivery date of December 31, 2012. BG must notify us during 2003 of a redelivery window of 180 days between January 1, 2011 and December 31, 2012 during which time the vessel must be redelivered, and, to specify the redelivery date by June 30, 2004. The hire rates for Khannur, Gimi and Hilli will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of three per cent per annum of the operating costs of the vessel. The British Gas charter for our newbuilding hull no. 2215 which commences between January 1, 2004 and March 31, 2004 is for a period of 20 years, and is subject to options to extend the charter for two five year periods.

     The following chart summarizes the current charters and renewal options for each of our vessels and newbuildings that have charter coverage arranged:

   [THE FOLLOWING TABLE WAS DEPICTED AS A BAR CHART IN THE PRINTED MATERIAL]

                                 Current Time Charter   Option
                                 --------------------   ------
Newbuild 2215                    2004 through 2024      10 yrs (5yrs x2)
Golar Freeze                     through 2008           -
Hilli                            through 2012           10 yrs (5yrs x2)
Gimi                             through 2010           10 yrs (5yrs x2)
Khannur                          through 2009           10 yrs (5yrs x2)
Golar Spirit                     through 2006           2  yrs
Golar Mazo                       through 2017           10 yrs (5yrs x2)

Newbuildings

     We have executed newbuilding contracts for the delivery of four LNG carriers. The following table summarizes our newbuilding projects, all of which have capacities of approximately 138,000 cbm:

     Hull number          Shipbuilder   Contract Price         Delivery Date(1)
     -----------          -----------   --------------         ----------------

     2215                      Daewoo             $162M    August (29th) 2003
     1444                     Hyundai           $165.6M  December (31st) 2003
     2220                      Daewoo             $165M            March 2004
     1460                     Hyundai           $166.3M          October 2004

(1) The delivery of hull 2215 has been delayed as noted above, with August 29, 2003 as the currently expected date of delivery. All other dates are contractual delivery dates.

     The selection of and investment in newbuildings is a key strategic decision for us. We believe that years of experience in the shipping industry have equipped our senior management with the experience to determine when to acquire options for newbuildings and when to order the construction of newbuildings and the scope of those constructions. Our senior management has established relationships with several shipyards, and this has enabled us to access the currently limited shipyard slots to build LNG carriers.

Senior Management of Golar LNG Limited

     Our senior management makes strategic and commercial decisions that relate to our business, and analyzes and recommends to our board of directors areas of possible expansion into other areas of the LNG supply chain. Our senior management is responsible for:

     o    Vessel   charters.   Decisions   relating  to  our  current   business
          opportunities, including the negotiation of charters for our existing fleet and for our newbuildings.

     o Financing decisions. Decisions regarding our capital structure, overall debt and equity financing, use of financing alternatives, the selection and negotiation of financing to fund the construction of our newbuildings and the consideration of financing alternatives for projects in other areas of the LNG supply chain that we may consider.

     o Newbuilding contracts. Decisions relating to investments in newbuildings, including determining when these investments should be made and the negotiation of newbuilding contracts with selected shipyards.

     o Future business strategies. Decisions regarding our possible expansion into other areas of the LNG supply chain.

Golar Management (UK) Limited

     We provide our own vessel  management  services  through  our wholly  owned subsidiary Golar Management UK Limited, or Golar Management, which has its offices in London. The technical functions exercised by Golar Management include operational support, vessel maintenance and technical support, crewing, purchasing and accounting services. We do not contract out to third parties any of our vessel management services other than some crewing activities, which we subcontract to crewing agents. We have a fleet manager and vessel superintendents who regularly inspect the vessels in our fleet. Golar Management provides the following services to the vessels in our fleet of LNG carriers:

     o supervision of routine maintenance and repair of the vessel required to keep each vessel in good and efficient condition; including the preparation of comprehensive drydocking specifications and the supervision of each drydocking;

     o oversight of compliance with applicable regulations, including licensing and certification requirements, and the required inspections of each vessel to ensure that it meets the standards set forth by classification societies and applicable legal jurisdictions as well as our internal corporate requirements and the standards required by our customers;

     o engagement and provision of qualified crews (masters, officers, cadets and ratings) and attendance to all matters regarding discipline, wages and labor relations;

     o arrangements to supply the necessary stores and equipment for each vessel; and

     o continual monitoring of fleet performance and the initiation of necessary remedial actions to ensure that financial and operating targets are met.

Ship Management

     We are focused on maximizing revenue from each vessel. Through a process of continual evaluation and maintenance, our management team has been able to limit unscheduled offhire due to equipment failure or repair while our vessels have been employed. Our ability to minimize unscheduled offhire while our vessels have been employed is in part a result of our policy of having our crews perform routine maintenance on our vessels while underway, rather than placing the vessels in drydocking for longer periods of time. Since we do not earn hire from a vessel while it is in drydock for unscheduled repairs, or for scheduled maintenance that exceeds a specified number of days, we believe that the expense of the additional crew members is outweighed by the additional revenue that we receive.

     To further minimize drydocking costs and ensure compliance with the latest industry standards, we are two years away from completing a six-year, $29.5 million program to refurbish and modernize our four vessels built in the 1970s. As with the regularly scheduled maintenance on our vessels, this program will be carried out while our vessels are under way or when they are already scheduled to be in drydock. This program is not expected to require any additional offhire days for our vessels. We expect that this upgrading program will allow us to operate each of these vessels to their 40th anniversary. Although we have not experienced any material operational problems with any of our vessels, we believe that the capital expenditure of this program will result in lower maintenance costs in the future. We also believe this program will help us maintain our proven safety record and ability to meet customer delivery deadlines. We expect this program to be completed by the end of 2004.

Third Party Ship Management

     In addition to managing our own fleet, we provide management services to LNG carriers owned by selected third parties. We currently manage four vessels for the National Gas Shipping Company, a subsidiary of the Abu Dhabi National Oil Company. These vessels are currently engaged on the route between the Das Island LNG terminal in Abu Dhabi and various ports in Japan. Our management agreements with National Gas Shipping Company terminate in 2006 but may be canceled at any time by either party on 12 months prior notice.

     The table below summarizes the LNG carriers that we manage for the National Gas Shipping Company:


     Vessel Name       Year Built             Type    Capacity in cbm.      Flag
     -----------       ----------             ----    ----------------      ----

     Mubaraz                 1996   Moss-Rosenberg             137,500   Liberia
     Mraweh                  1996   Moss-Rosenberg             137,500   Liberia
     Al Hamra                1997   Moss-Rosenberg             137,500   Liberia
     Umm Al Ashtan           1997   Moss-Rosenberg             137,500   Liberia

Insurance

     The operation of any vessel, including LNG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

     We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. Our vessels are each covered with deductibles of $150,000 per vessel per incident, except in the event of a total loss, in which case there is no deductible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage for amounts not economically insurable under our hull and machinery insurance and responds in the event of the total loss of a vessel.

     We have also obtained specific loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire income policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of 14 days, that the vessel cannot be employed as a result of damage, for a maximum of 240 days.

     Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90 per cent of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $4.25 billion per accident or occurrence. We are a member of the "UK Club" which is the largest P&I club in the International Group. As a member of the P&I club, we are subject to a call for additional premiums based on the club's claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

     The owners of the four vessels that we manage for the National Gas Shipping Company maintain all marine insurances on those vessels. We are protected by contractual defenses and by the National Gas Shipping Company's contractual obligation to name us as a co-insured in the policies it maintains for the vessels we manage for it. In addition, we carry shipmanager's liability insurance for each of the vessels we manage for the National Gas Shipping Company. Shipmanager's liability insurance protects us against losses caused by our own negligence in connection with the management of these vessels which the owner of the vessel could recover from us under the management contract. This insurance has a general limit of $20 million ($10 million in respect of pollution) with a deductible of $50,000.

Environmental and other Regulations

     Governmental and international agencies extensively regulate the handling and carriage of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

     A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent vessel inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

     Golar Management is certified to the International  Standards  Organization
(ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of liquefied natural gas carriers. This certification requires that the Company commit managerial resources to act on its environmental policy through an effective management system. In addition, the Environmental Management System must be audited on a regular basis by Det Norske Veritas, the Norwegian classification society, and deficiencies found must be acted on through a planned remedial action program.

     Regulation by the International Maritime Organization

     The International Maritime Organization, or IMO, is a specialized agency organized by the United Nations that provides international regulations affecting the practices of those in shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Golar Management is certified as an approved ship manager under the ISM Code.

     The ISM Code requires that vessel operators obtain a safety management certificate, issued by each flag state, for each vessel they operate. This certificate evidences onboard compliance with code requirements. No vessel can obtain a certificate unless its shore-based manager has also been awarded and maintains a Document of Compliance, issued under the ISM Code. Each of the vessels in our fleet has received a safety management certificate.

     Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO. The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by proscribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC and each of our newbuilding contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Noncompliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in their respective ports.

     The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. This provides rules for the construction of ships and regulations for their operation with respect to safety issues. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by IMO. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

     Environmental Regulation--OPA/CERCLA

     The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

     o    loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties for vessels other than crude oil tankers to the greater of $600 per gross ton or $500,000 per vessel. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

     CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We anticipate that we will be in compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $900 per gross ton for vessels other than oil tankers, coupling the OPA limitation on liability of $600 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance-based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

     Environmental Regulation--Other

     Most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. The European Union has proposed regulations, which, if adopted, may regulate the transmission, distribution, supply and storage of natural gas and LNG at land based facilities. It is not clear what form these regulations, if adopted, would take.

Inspection by Classification Societies

     Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society.

     For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked every three to five years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class". The Golar Mazo and each of the vessels that we manage for the National Gas Shipping Corporation are certified by Lloyds Register, and our other vessels are each certified by Det norske Veritas, both members of the International Association of Classification Societies.

In-House Inspections

     We inspect all of our vessels on a regular basis, both at sea and while the vessels are in port. Each vessel in our fleet is inspected on an annual basis by our fleet safety officer, annually by an independent third party safety auditor and at four-month intervals by one of our technical superintendents. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems. These programs are subject to a computer based tracking system in order to assure compliance. Our maintenance program, like our vessel upgrading, is performed while underway whenever possible. Those projects that do require the ship to be taken out of service are only performed during a vessel's scheduled offhire period.

C. Organizational Structure

     As is customary in the shipping industry, we own, lease and operate our vessels, and our newbuildings while under construction, through separate wholly-owned subsidiaries. With the exception of the Golar Mazo, we own a 100 per cent interest in each of our vessel and newbuilding owning or operating subsidiaries. We own the Golar Mazo in a joint venture with the Chinese Petroleum Corporation in which we own 60 per cent and Chinese Petroleum owns the remaining 40 per cent of the vessel owning company. Our vessel management services and vessel manning services are provided through separate, wholly-owned subsidiaries.

     The following chart lists each of our subsidiaries, the subsidiaries' purpose and its country of organization as at May 31, 2003. Unless otherwise indicated, we own 100 per cent of each subsidiary.

                                      Jurisdiction of
Subsidiary                             Incorporation           Purpose
----------                             -------------           -------

Golar Gas Holding Company Inc.        Republic of Liberia      Holding Company
Golar Maritime (Asia) Inc.            Republic of Liberia      Holding Company
Gotaas-Larsen Shipping  Corporation   Republic of Liberia      Holding Company
Oxbow Holdings Inc.                   British Virgin Islands   Holding Company
Faraway Maritime Shipping Inc.
    (60% ownership)                   Republic of Liberia      Vessel ownership
Golar LNG 2215 Corporation            Republic of Liberia      Vessel ownership
Golar LNG 1444 Corporation            Republic of Liberia      Vessel ownership
Golar LNG 1460 Corporation            Republic of Liberia      Vessel ownership
Golar LNG 2220 Corporation            Republic of Liberia      Vessel ownership
Golar International Ltd               Republic of Liberia      Vessel management
Golar Maritime Services Inc.          Philippines              Vessel management
Golar Maritime Services, S.A.         Spain                    Vessel management
Gotaas-Larsen International Ltd.      Republic of Liberia      Vessel management
Golar Management Limited              Bermuda                  Management
Golar Maritime Limited                Bermuda                  Management
Aurora Management Inc.
     (90% ownership)                  Republic of Liberia      Management
Golar Management (UK) Limited         United Kingdom           Management
Golar Freeze (UK) Limited             United Kingdom           Vessel operation
Golar Khannur (UK) Limited            United Kingdom           Vessel operation
Golar Gimi (UK) Limited               United Kingdom           Vessel operation
Golar Hilli (UK) Limited              United Kingdom           Vessel operation
Golar Spirit (UK) Limited             United Kingdom           Vessel operation

D. Property, Plant and Equipment

The Company's Vessels

The following tables set forth the fleet that we operate and the newbuildings that we have on order:

                                Capacity                      Current Charter
Vessel         Delivered            cbm.   Flag   Charterer        Expiration
------         ---------        --------   ----   ---------   ---------------

Golar Mazo          2000         135,000    LIB   Pertamina              2017
Golar Spirit        1981         128,000     UK   Pertamina              2006
Golar Freeze        1977         125,000     UK          BG              2008
Khannur             1977         125,000     UK          BG              2009
Gimi                1976         125,000     UK          BG              2010
Hilli               1975         125,000     UK          BG              2012

                       Date      Capacity                     Current Charter
Newbuilding     of Delivery          cbm.         Charterer        Expiration
------         ------------      --------  ----   ---------   ---------------

Hull No. 2215   August 2003      138,000     --         BG              2024
Hull No. 1444   December 2003    137,000     --        n/a               n/a
Hull No. 2220   March 2004       138,000     --        n/a               n/a
Hull No. 1460   October 2004     140,000     --        n/a               n/a

Key to Flags:
LIB - Liberian, UK - United Kingdom

     We do not own any interest in real property. We sublease approximately 8,000 square feet of office space in London for our ship management operations. In addition, we have leasehold interests in two London offices that we formerly occupied which we have assigned or sublet to unrelated third parties. We lease approximately 540 square feet of office space in Bilbao, Spain for our crewing operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview and Background

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included elsewhere in this document. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

     The following discussion assumes that our business was operated as a separate corporate entity prior to its inception. Prior to May 10, 2001, we did not exist as a corporate entity, and prior to May 31, 2001, our business was operated as part of the shipping business of Osprey. For the year ended December 31, 2000 the combined financial statements presented have been carved out of the consolidated financial statements of Osprey. For the period from January 1, 2001 to May 31, 2001, our financial statement activity has also been carved out of the consolidated financial statements of Osprey, and from that date to December 31, 2002, all of our results were reflected in the stand-alone consolidated financial statements of Golar as a separate entity. In addition, some costs have been reflected in the historical combined financial statements which are not necessarily indicative of the costs that Golar would have incurred had it operated as an independent, stand-alone entity for all periods presented.

     In August 2000, World Shipholding Ltd commenced an acquisition of Osprey and gained a controlling interest of more than 50 per cent of Osprey in November 2000. This interest increased to over 90 per cent in January 2001 and World Shipholding completed its acquisition in May 2001. This acquisition was accounted for by World Shipholding as a step-by-step purchase transaction and the purchase price was therefore allocated to the assets and liabilities acquired based on their fair value as of each acquisition date, with vessels being valued on the basis of discounted expected future cash flows. In each step of the acquisition, the fair value of the net assets acquired exceeded the purchase price with resulting negative goodwill allocated to the recorded values of the vessels. These purchase price allocations were pushed down and reflected in Osprey's financial statements from February 1, 2001.

     Effective May 31, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers, to purchase its one newbuilding contract for a LNG carrier and its option to build three new LNG carriers.

     In addition to controlling  Seatankers,  Mr. Fredriksen indirectly controls
50.01 per cent of our shares through World Shipholding. As required under U.S. GAAP, our purchase of the LNG operations of Osprey and Seatankers has been reflected in our financial statements as transactions between entities under common control. We have recorded the LNG assets and liabilities we acquired at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". Under the predecessor basis of accounting, tangible and intangible assets acquired and liabilities assumed are recorded in our books at the amount at which they would have been recorded on the books of World Shipholding and Seatankers. The difference between our purchase price and this predecessor basis was reflected as a reduction in equity in a capital reorganization.

Current Business

     Our activities are currently focused on the long-term chartering of our LNG carriers and the management of four LNG carriers for a third party, both of which provide us with stable and predictable cash flows.

     Vessels may operate under different charter arrangements including time charters and bareboat charters. A time charter is a contract for the use of a vessel for a specific period of time at a specified daily rate. Under a time charter, the charterer pays substantially all of the vessel voyage costs, which consist primarily of fuel and port charges. A bareboat charter is also a contract for the use of a vessel for a specific period of time at a specified daily rate but the charterer pays the vessel operating costs as well as voyage costs. Operating costs include crew wages, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. We define charters for a period of less than one year as short-term, charters for a period of between one and four year as medium-term and charters for a period of more than four year as long-term.

     All of our currently trading LNG carriers are employed under long-term time charters, which do not come up for renewal until 2006 and later. The following table sets out our current charters, including future committed charters, and their expirations:

--------------------------------------------------------------------------------
                                     Current Charter        Charterers Renewal
Vessel Name    Annual charter hire     Expiration             Option Periods
--------------------------------------------------------------------------------
Golar Mazo     $31 million / year*        2017             5 years plus 5 years
--------------------------------------------------------------------------------
Golar Spirit   $21 million / year***      2006             1 year plus 1 year
--------------------------------------------------------------------------------
Khannur        $15.3 million / year       2009             5 years plus 5 years
--------------------------------------------------------------------------------
Golar Freeze   $19.6 million / year       2008             None
--------------------------------------------------------------------------------
Gimi           $15.3 million / year       2010             5 years plus 5 years
--------------------------------------------------------------------------------
Hilli          $15.3 million / year       2012             5 years plus 5 years
--------------------------------------------------------------------------------
Hull No. 2215  $24.4 million /  year**    2024             5 years plus 5 years
--------------------------------------------------------------------------------
     * on a wholly-owned basis and excluding operating cost recovery from charterer (see below)
     **   commencing  in 2004  between  January  1, 2004 and March 31,  2004
     ***  excludes operating cost recovery from charterer (see below)

     The long-term contracts for the Golar Spirit and Golar Mazo are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire, being the rate in the above Table, and the vessel operating costs are borne by the charterer on a cost pass through basis. These contracts contain no escalation clauses.

     The charter with BG with respect to hull 2215 was due to commence when the vessel was delivered, which was expected to occur in March 2003. As a result of a fire onboard the vessel while in the shipyard the delivery date has been delayed until an expected date of August 2003. We are entitled to compensation from the shipyard for late delivery and as a result we do not expect the delay to have a material adverse impact on us. BG is now scheduled to take delivery of the vessel at a date between January 1, 2004 and March 31, 2004. We expect to enter into a short-term charter between the delivery date of the vessel and the delivery to BG.

Employment History

     The following table sets out the employment of the LNG carriers now owned and/or operated by us during the period 1998 to 2002.

--------------------------------------------------------------------------------
Vessel Name         1998                1999                 2000 to 2002
--------------------------------------------------------------------------------
Golar Mazo     Not applicable (a)  Not applicable (a)  Long-term time charter to
                                                       Pertamina commenced on
                                                       delivery in 2000
--------------------------------------------------------------------------------
Golar Spirit   Long-term time      Long-term time      Long-term time charter to
               charter to          charter to          Pertamina
               Pertamina           Pertamina
--------------------------------------------------------------------------------
Khannur        Short-term          Short-term          Short-term charters until
               charters            charters            start of long-term time
                                                       charter with BG in
                                                       December 2000
--------------------------------------------------------------------------------
Golar Freeze   Medium-term         Medium-term         Short-term charters until
               charter             charter             start of medium-term time
                                                       charter with BG in
                                                       November 2000. Long-term
                                                       time charter with BG from
                                                       March 2003.
--------------------------------------------------------------------------------
Gimi           Short-term          Short-term          Short-term charters until
               charters            charters            start of long-term time
                                                       charter with BG in May
                                                       2001
--------------------------------------------------------------------------------
Hilli          Medium-term         Medium-term         Medium-term charter until
               charter             charter             start of long-term time
                                                       charter with BG in
                                                       September 2000
--------------------------------------------------------------------------------

(a)  This vessel was delivered to us and began trading on January 15, 2000.

     In the second half of 2000, and the first half of 2001, Golar Freeze, Gimi, Hilli and Khannur, then owned by Osprey, were committed to long-term time charters with a subsidiary of BG at rates that were lower than prevailing market rates. The employment under these charters results in minimal periods of offhire, generally limited to scheduled offhire for drydocking. We have subsequently renegotiated the charters paid by BG, and have had the charters extended to the dates shown above.

     Current management took over the Osprey LNG business in February 2001, when World Shipholding had acquired more than 90 per cent of Osprey's shares. Between February and May 2001, World Shipholding acquired almost all of the remaining shares by continued open market purchases.

     Beginning in February 2001, the new management of Osprey restructured the business. New management reduced costs by rationalizing the corporate structure, reducing staff, and closing the Singapore office.

     Possible Future LNG Industry Business Activities

     Depending on market conditions, we may diversify our operations. Our senior management is currently considering spot chartering of LNG carriers and vertically integrated infrastructure investments.

     The LNG spot market has only recently developed and it is at an early stage. Rates payable in that market may be uncertain and volatile. The supply and demand balance for LNG carriers is also uncertain. These factors could influence any decision to enter into the LNG spot market or the results of operations from any spot market activities.

     All future possible LNG activities are also dependant on our management's decisions regarding the utilization of our assets. In the longer term, results of operations may also be affected by strategic decisions by management as opportunities arise to make investments in LNG logistics infrastructure facilities to secure access to markets as well as to take advantage of potential industry consolidation.

     In February 2002, we announced our participation in a joint development arrangement headed by Marathon Oil Company to construct and operate a major LNG import facility on Mexico's Baja Peninsula to be located near Tijuana. Other participants in the project include Grupo GGS, S.A. de C.V., a subsidiary of GGS Holdings Limited, or GGS, a Mexican company involved in the development of various infrastructure projects, including oil and natural gas projects. It is anticipated that the project will commence operations during the last quarter of 2006. Upon its completion, the project would consist of a LNG marine terminal, regasification facility, natural gas-fired power generation plant and a water desalination plant as well as infrastructure to export natural gas and electricity to the United States, and for distribution within Mexico. The project may employ up to eight LNG carriers. We expect that our investment in the project would be financed through both internal and external resources.

     In May 2003, we announced that Mexico's Comision Reguladora de Energia (CRE or Energy Regulatory Commission) had awarded a gas-storage permit to a Marathon subsidiary, Gas Natural Baja California, S. de R.L. de C.V., for the construction and operation of a liquefied natural gas (LNG) storage facility to be located near Tijuana, Baja California, Mexico. Currently, the Marathon-led consortium is proceeding with additional regulatory reviews and permits as required by federal and local authorities in Mexico. Assuming regulatory approvals and execution of successful commercial and financing plans, construction of the Tijuana Regional Energy Center would begin in late 2003, with start up expected in 2006. The project, therefore, is still in its early stages, and its completion depends on several factors, including obtaining necessary project financing, regulatory approvals, and market conditions.

     Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project are to be shared as follows: Marathon 80 per cent, GGS 10 per cent, Golar LNG Limited 10 per cent prior to the establishment of a lead project company and execution of a shareholders' agreement. The size of our ultimate investment in this project has not yet been determined. Our share of development costs incurred to December 31, 2002 amount to $1,077,000 of which $792,000 has been expensed. The remaining $285,000, which relates to the purchase of land options in Baja, has been treated as an asset. A further $261,000 of development costs have been expensed in the three months to March 31, 2003.

     In June 2002, we announced that we had signed a heads of agreement (letter of intent) with the Italian offshore and contracting company Saipem SPA for the joint marketing and development of Floating Regasification Terminals, or FRT's, for the Italian gas market. The concept is based on the conversion of a Moss type LNG carrier (`Moss type' is in reference to the type and shape of the cargo tanks), either existing or newly built. The activities will be managed through a dedicated joint venture, where Saipem will handle the engineering and technical aspects of the FRT's. We will contribute to the joint venture by identifying suitable LNG carriers as well as providing maritime expertise. Progress has been made in respect of this project with a potential customer, Cross Energy S.R.L. who is planning to site a FRT off the coast of Livorno in Italy. A decision on the permit for the FRT is expected to be made some time between July and September of 2003. It is estimated that the terminal could commence receiving gas by the first quarter of 2005. The ultimate size of our investment has yet to be determined.

     Factors Affecting Our Results

     The principal factors that have affected, and are expected to continue to affect, our core LNG shipping business are:

          o The employment of our vessels, daily charter rates and the number of unscheduled offhire days

          o    Non-utilization for vessels not subject to charters

          o    Vessel operating expenses

          o    Administrative expenses

          o    Depreciation expenses

          o Net financial expenses including mark to market charges for interest rate swaps.

     Operating revenues are primarily generated by charter rates paid for our short-term, medium-term and long-term charters and are therefore related to both our ability to secure continuous employment for our vessels as well as the rates that we secure for these charters. Four of our ships currently under charter with a subsidiary of BG have derived a cashflow benefit from negotiated rate increases that have taken effect from August 1, 2001 for one vessel and from January 1, 2002 for the other three.

     The number of days that our vessels earn hire substantially influences our results. We attempt to minimize unscheduled offhire by conducting a program of continual maintenance for our vessels. The charter coverage we have for all our vessels has resulted in a minimal number of waiting days in 2000, 2001 and 2002. We have also had a low number of unscheduled offhire days and expect this to continue.

     Our vessels may be out of service, that is, offhire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled offhire, days spent waiting for a charter, which we refer to as waiting time and unscheduled repairs or maintenance, which we refer to as unscheduled offhire. Generally, for vessels that are under a time charter, hire is paid for each day that a vessel is available for service. However, two of our long-term charters provide for an allowance of a specified number of days every two to three years that our vessels may be in drydock, and for one vessel provide that the vessel will only be placed offhire if the number of days in drydock every two years exceeds that allowance. The shipping industry uses average daily time charter earnings, or TCE, to measure revenues per vessel in dollars per day for vessels on charters. We calculate TCE by taking time charter revenues earned and dividing by the number of days in the period less scheduled offhire.

     Our exposure to credit risk is limited as our long-term charterers pay monthly in advance. This trend is expected to continue as all of our vessels are under long-term charters with customers with whom we have had a positive collection history.

     Vessel operating expenses include direct vessel operating costs associated with running a vessel and an allocation of shore-based overhead costs directly related to vessel management. Vessel operating costs include crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. Accordingly, the level of this operating cost is directly related to the number of vessels we own. Overhead allocated to vessels includes certain technical and operational support, information technology, legal, accounting and corporate costs that are related to vessel operating activity. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. Operating expenses increased over the past two years principally because of increased crew and related pension costs and insurance costs.

     Administrative expenses are composed of general corporate overhead including primarily personnel costs, corporate services, public filing fees, property costs and expenses related to other similar functions. Personnel costs comprise approximately 60 per cent of our administrative expenses and include salaries, pension costs, fringe benefits, travel costs and social insurance. The streamlining of our operations resulting from our Singapore office closure and London office relocation has allowed us to reduce administration expenses since 2000.

     Depreciation expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. We amortize our deferred drydocking costs over two to five years based on each vessel's next anticipated drydocking. No charge is made for depreciation of newbuildings until they are delivered. We amortize our office equipment and fittings over three to six years based on estimated economic useful life.

     Interest expense depends on the overall levels of borrowing we incur and may significantly increase when we acquire ships or on the delivery of newbuildings. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. Currently $85 million of debt under our hull 2215 facility has a fixed interest rate. Furthermore, $183.8 million of our floating rate debt under our Mazo facility is swapped to fixed rate, and we may also enter into interest rate swap arrangements on our other debt if this is considered to be advantageous to us. Interest expense in the carved out combined financial statements relates to a debt facility in Osprey that was specifically designated to LNG operations and a facility specific to the Golar Mazo. Interest income in the carved out combined financial statements includes an allocation of Osprey group interest income. The Osprey group operated a centralized treasury system and did not have separate bank accounts for each of its subsidiaries. There were separate bank accounts for Golar Mazo. For the remaining LNG activities, interest income has been allocated in the carved out combined financial statements based on operating cash flows, net of debt service.

     Other financial items are composed of financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustment for interest rate derivatives and foreign exchange gain/loss. The market valuation adjustment for our interest rate derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains and losses are minimal as our activities are primarily denominated in U.S. dollars.

     Since most of these key items are directly related to the number of LNG carriers we own, the acquisition or divestment of additional vessels and entry into additional newbuilding contracts would cause corresponding changes in our results.

     Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and corporate overheads, management does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment.

     A number of factors could substantially affect the results of operations of our core long-term charter LNG shipping business as well as the future expansion of any spot market business. These factors include the pricing and level of demand for natural gas and specifically LNG. Other uncertainties that could also substantially affect these results include changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

Critical Accounting Policies

     The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2 to the Company's audited Consolidated and Combined Financial Statements and Notes thereto included herein for details of all of the Company's material accounting policies.

Carve out of the Financial Statements of Osprey

     For the year ended December 31, 2001, the five months to May 31, 2001, have been carved out of the financial statements of Osprey and are presented on a combined basis. For the seven months from June 1, 2001 to December 31, 2001 and for the year ended December 31, 2002, the financial statements of Golar as a separate entity are presented on a consolidated basis. For the year ended December 31, 2000 the combined financial statements presented herein have been carved out of the financial statements of Osprey.

     Osprey was a shipping company with activities that included oil tankers and product carriers as well as LNG carriers. Where Osprey's assets, liabilities, revenues and expenses relate to the LNG business, these have been identified and carved out for inclusion in these financial statements. Where Osprey's assets, liabilities, revenues and expenses relate to one specific line of business but not the LNG business, these have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and revenues and expenses where these items are not identifiable as related to one specific activity. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. The financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all years presented as the Company may have made different operational and investment decisions as a Company independent of Osprey.

Vessels and Depreciation

     The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 40 years and this is a common life expectancy applied in the LNG shipping industry. If the estimated economic useful life is incorrect, an impairment loss could result in future periods. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

Results of operations

     Our results for the years ended December 31, 2002, 2001 and 2000 were affected by several key factors:

     o the pushdown of purchase accounting adjustments on January 31, 2001, resulting from the acquisition of Osprey by World Shipholding, thereby recording in our books a significant reduction in vessel carrying values;

     o the application of the predecessor basis of accounting with effect from May 31, 2001 resulting from our acquisition of the LNG interest of Osprey and Seatankers;

     o the issue of new equity and refinancing of our principal loan facility with effect from May 31, 2001 in connection with the acquisition by Golar of the LNG business of Osprey;

     o restructuring costs incurred in connection with the reorganization of our operations, in particular the closure of Osprey's Singapore office and associated employment severance costs; and

     o the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities.

The impact of these factors is discussed in more detail below.

     Year ended  December 31, 2002,  compared  with the year ended  December 31,
2001

     Operating Revenues. Total operating revenues increased 14 per cent from $114.2 million in 2001 to $130.6 million in 2002. This resulted primarily from higher average charter rates and a decrease in offhire days in 2002. The fleet earned an average daily time charter rate of $59,000 and $53,600 in 2002 and 2001, respectively. The increase in rates from 2001 to 2002 was due to increased rates in respect of the Hilli, Gimi and Khannur, effective January 1, 2002 and a rate increase in respect of the Golar Freeze effective August 1, 2001. In the years ended December 31, 2002 and 2001 total days offhire were 24 and 130, respectively. The decrease is due to the fact that three vessels under went drydocking during 2001 whilst there was no loss of income associated with the drydocking of one vessel in 2002.

     Vessel Operating Expenses. Vessel operating expenses increased 14 per cent from $24.5 million in 2001 to $28.1 million in 2002. This was principally attributable to increased crew, insurance and repair costs. Crew costs account for approximately $1.9 million of the increase due to a combination of crew restructuring, including changing crew nationalities, increased training programs, a higher level of surplus crew and additional pension costs as determined by our actuarial valuations. Crew pension costs were $0.8m higher in 2002 compared to 2001. Insurance costs increased approximately $0.5 million due to the general increase in the market rates for insurance and because of additional war insurance premiums applied to two of our vessels trading in Indonesian waters. This additional premium has ceased to be applicable from May 2003. Repair costs increased approximately $0.6 million as a result of a number of individual repairs required. In the years ended December 31, 2002 and 2001, the average daily operating costs of our vessels were $12,800 and $11,200, respectively. Included in these amounts are $1,027 per day and $928 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. We plan to leverage overhead functions by increasing fleet size without proportional corresponding incremental increases in overhead spending. We have signed an agreement with a Croatian crew management company for the provision of officers with LNG experience. Importantly this provides us with access to experienced officers but also affords us more flexibility and improves the utilization of our crew pool.

     Administrative Expenses. Administrative expenses decreased 26 per cent from $8.2 million in 2001 to $6.1 million in 2002, principally due to a charge of $2.4 million in 2001 of expenses relating to a planned public offering in the United States. We incurred $0.8 million of expenses, included in administrative expenses, relating to our share of development costs in respect of the Baja project during 2002 ($nil 2001). We expect to incur costs in respect of Baja during 2003. Other than these Baja related costs we anticipate recurring administrative expenses in the future to be in line with those incurred in 2002, allowing for market related and inflationary increases.

     Restructuring costs. Restructuring costs of $1.9 million in the year ended December 31, 2001 consist primarily of employment severance costs incurred in connection with the restructuring of Osprey's Singapore operations following the acquisition by Word Shipholding. There were no restructuring costs incurred in the year ended December 31, 2002.

     Depreciation and Amortization. Depreciation and amortization decreased marginally from $31.6 million in 2001 to $31.3 million in 2002.

     Net Financial Expenses. Interest income was $1.1 million and $3.3 million for the years ended December 31, 2002 and 2001, respectively. This decrease reflects a higher average cash balance for the Golar Mazo in the 2001 period and lower interest rates during 2002. Interest expense was $23.6 million and $32.5 million for the years ended December 31, 2002 and 2001, respectively. This decrease of 27 per cent reflects a combination of lower average interest rates, a restructuring of the our debt in the first half of 2001 and an increase in capitalized interest in respect of newbuilding installments paid by cash from $1.1 million in 2001 to $2.2 million in 2002. Other financial items increased to $17.9 million for the year ended December 31, 2002 from $12.4 million in the year ended December 31, 2001, primarily due to a mark to market charge for interest rate swaps of $16.5 million in 2002 compared with $8.2 million in 2001. During the first half of 2001, we wrote off $2.3 million of deferred finance fees as a result of refinancing a loan facility, in 2002 we wrote off $0.4 million of deferred finance fees as a result of loan repayments.

     Minority Interest and Income Taxes. Minority interest, consisting of the 40 per cent interest in the Golar Mazo, decreased from $1.6 million in 2001 to a credit of $2.5 million in 2002, principally due to the impact of the minority interests share of mark to market charge for derivative instruments amounting to $6.6 million in 2002 and $2.5 million in 2001. Income taxes, which relate to the taxation of the United Kingdom branch operations of a subsidiary and certain interest income, were insignificant in both periods.

     Net Income (Loss). As a result of the foregoing, we earned net income of $27.1 million in 2002, increased from $4.4 million in 2001.

     Year ended  December 31, 2001,  compared  with the year ended  December 31,
2000

     Operating Revenues. Total operating revenues increased one per cent from $113.0 million in 2000 to $114.2 million in 2001. This resulted primarily from higher average charter rates and an increase in the number of days trading for the Golar Mazo, offset by an increase in scheduled offhire days. The fleet earned an average daily time charter rate of $53,600 and $50,900 in 2001 and 2000, respectively. Total operating revenues were reduced due to an increased number of offhire days associated with the scheduled drydocking of three vessels in 2001. In the years ended December 31, 2001 and 2000 total days offhire were 130 and 79, respectively.

     Vessel Operating Expenses. Vessel operating expenses increased 17 per cent from $21.0 million in 2000 to $24.5 million in 2001. This was principally attributable to increased crew costs, pension costs and insurance costs. Crew costs account for approximately $1.1 million of the increase due to a combination of pay increases, changes to shift patterns that increased manning levels and a slightly higher level of surplus crew. Pension costs in 2001 were $1.6 million higher as determined by our actuarial valuations. Insurance costs increased approximately $0.6 million due to the payment of a deductible for an insured vessel operating repair and a general increase in the market rates for insurance. In the years ended December 31, 2001 and 2000, the average daily operating costs of our vessels were $11,200 and $9,600, respectively. Included in these amounts are $928 per day and $872 per day, respectively of overheads allocable to vessel operating expenses.

     Administrative Expenses. Administrative expenses increased seven per cent from $7.7 million in 2000 to $8.2 million in 2001, principally due to a charge of $2.4 million of expenses relating to a planned public offering in the United States. Offsetting this amount was reduced property costs and the absence of costs associated with financing activities which took place in 2000. We relocated our London office facilities during September 2000 and closed our Singapore office during May 2001, which reduced property costs from $1.2 million for the year ended December 31, 2000 to $0.8 million for the year ended December 31, 2001.

     Restructuring costs. Restructuring costs of $1.9 million in the year ended December 31, 2001 consist primarily of employment severance costs incurred in connection with the restructuring of Osprey's Singapore operations following the acquisition by Word Shipholding.

     Depreciation and Amortization. Depreciation and amortization decreased 13 per cent from $36.5 million in 2000 to $31.6 million in 2001. This decrease is due to the reduction in carrying values of the vessels of approximately $109.8 million that resulted from World Shipholding's purchase of Osprey and was reflected in our financial statements beginning February 1, 2001.

     Net Financial Expenses. Interest income was $3.3 million and $2.1 million for the years ended December 31, 2001 and 2000, respectively. This increase reflects a higher average cash balance for the Golar Mazo in the 2001 period. Interest expense was $32.5 million and $44.5 million for the years ended December 31, 2001 and 2000, respectively. This decrease of 27 per cent reflects a combination of lower average interest rates and an increase in capitalized interest from $196,000 in 2000 to $2,627,000 in 2001. In May 2001, we refinanced the facility for the five wholly-owned vessels and obtained significantly improved margins. Other financial items increased to $12.4 million for the year ended December 31, 2001 from $2.4 million in the year ended December 31, 2000, primarily due to a mark to market charge of $8.2 million relating to the application of a new accounting pronouncement for derivative instruments. In addition, during the first half of 2001, we wrote off $2.3 million of deferred finance fees as a result of refinancing a loan facility.

     Minority Interest and Income Taxes. Minority interest, consisting of the 40 per cent interest in the Golar Mazo, decreased from $3.4 million in 2000 to $1.6 million in 2001, principally due to the impact of the mark to market charge for derivative instruments of $6.3 million. Income taxes, which relate to the taxation of the United Kingdom branch operations of a subsidiary and certain interest income, were insignificant in both periods.

     Net Income (Loss). As a result of the foregoing, we earned net income of $4.4 million in 2001, increased from a net loss of $0.5 million in 2000.

B. Liquidity and Capital Resources

     We operate in a capital intensive industry and our predecessor business has historically financed its purchase of LNG carriers and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and equity capital. Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

     Revenues from our time charters and our management contracts are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to the majority of these items being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements; however, our newbuilding program, currently consisting of four committed contracts, will result in increased financing and working capital requirements, which are described further below. Payments for our newbuildings are made as construction progresses in accordance with our contracts with shipyards.

     We have sufficient facilities to meet our anticipated funding needs until December 30, 2003. As of June 2003, additional facilities of $278 million will be needed to meet commitments under the newbuilding construction program on December 31, 2003 and thereafter. It is standard in the shipping industry to finance between 50 and 80 per cent of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank financing. In the case of vessels that have term charter coverage, the debt finance percentage may increase significantly. One of our newbuildings has been employed on a long-term charter with BG and we have obtained financing for 100 per cent of the cost of the vessel. If we were to obtain 50 per cent debt financing to cover the installments due on our three remaining unfinanced newbuildings, this would result in additional financing of approximately $231 million of the $278 million required.

     It is intended that the funding for our commitments under the newbuilding construction program will come from a combination of debt finance, lease arrangements for existing vessels and cash flow from operations. Alternatively, if market and economic conditions favor equity financing, we may raise equity to fund a portion of the construction costs. We are in discussions with a number of financial institutions and others to provide sufficient facilities to meet these construction commitments in full as they fall due. Details of newbuilding commitments and proposed funding arrangements are detailed below.

     Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments other than for interest rate risk management purposes.

     The following table summarizes our cash flows from operating, investing and financing activities:

                                                        Year Ended December 31,
                                                        -----------------------
                                                       2002      2001      2000
                                                       ----      ----      ----
(in millions of $)

Net cash provided by operating activities              71.2      42.0      29.5

Net cash used in investing activities                (163.3)   (657.9)   (122.8)

Net cash provided by financing activities              87.3     667.7      96.5

Net increase (decrease) in cash and cash equivalents   (4.8)     51.8       3.1

Cash and cash equivalents at beginning of year         57.5       5.7       2.6

Cash and cash equivalents at end of year               52.7      57.5       5.7

     With our incorporation and recapitalization in May 2001, our short-term liquid resources increased modestly. As of December 31, 2002, 2001 and 2000 the Company had unrestricted cash and cash equivalents of $52.7 million, $57.5 million and $5.7 million, respectively. In addition, at December 31, 2002, 2001 and 2000 we had restricted cash of $12.8 million, $14.2 million and $13.1 million, respectively that represents balances retained on accounts in accordance with certain of our loan covenants.

     We generated cash from operations of $71.2 million in 2002, compared with $42.0 million in 2001 and $29.5 million in 2000.

     Net cash used in investing activities in 2002 was $163.3 million, of which $158.8 million related to newbuilding purchase installments and $5.9 million was additions to vessels and equipment. Net cash used in investing activities in the year ended December 31, 2001 totaled $657.9 million, of which $530.9 million was used in the acquisition of the LNG interests of Osprey and Seatankers and $140.0 million towards ship construction and refurbishment. This compares with $122.8 million used in investing activities in the year ended December 31, 2000 that consisted primarily of a payment of $94.0 million for the final purchase installment for the LNG newbuilding, the Golar Mazo, as well as a cash investment of $14.2 million in short term interest bearing deposits.

     Net cash provided by financing activities was $87.3 million in 2002 compared with $667.7 million in the year ended December 31, 2001. In 2002, we drew down a total of $210.6 million in debt, of which $16.3 million was from a related party. Repayments of debt totaled $109.9 million in 2002, of which $68.8 million was to a related party. Financing in 2001 came principally from a new $325 million floating rate loan facility undertaken to refinance floating rate facilities, and from net proceeds of $275.8 million from our equity placement in Norway, both of which occurred in May 2001. In addition, we received $85.3 from a related party, Greenwich, as discussed below. Repayments of loan facilities totaled $15.2 million in 2001. Net cash provided by financing activities was $96.5 million in 2000 and related principally to the draw down of long-term debt of $88.2 million for financing the final delivery installment for the Golar Mazo.

     In May 2001, following the formation of Golar in its current legal form, in connection with the acquisition of the LNG interests of Osprey and Seatankers, we refinanced our five wholly-owned LNG carriers and recapitalized Golar LNG Limited. We acquired these interests for $530.9 million (net of cash acquired). In May 2001, we entered into a secured loan facility with a banking consortium for an amount of $325.0 million, which we refer to the Golar LNG facility. As discussed below, the Golar LNG facility was refinanced in April 2003. The previous six year facility attracted floating rate interest of LIBOR plus 1.5 per cent and was repayable in 22 quarterly installments and a final balloon payment of $147.5 million. The long-term debt was secured by a mortgage on our five vessels, Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze. The balance of the acquisition price was financed from the net proceeds of $275.8 million we raised through the equity placement in Norway. In June 2001, $32.5 million of the proceeds of the share issue was used to finance the first delivery installment due on one of the newbuilding contracts.

     On November 26, 1997 Osprey entered into a loan facility of $214.5 million secured by a mortgage on the vessel Golar Mazo, which we refer to as the Mazo facility. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus 0.865 per cent. The loan is repayable in bi-annual installments that commenced on June 28, 2001. The balance of the facility, on a 100 per cent basis, at December 31, 2002 totaled $193.3 million. In connection with the Mazo facility, Osprey entered into a collateral agreement with the banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the Trust Company during the period of the loan.

     In connection with the Mazo facility, Osprey entered into interest rate swaps to reduce the impact of changes in interest rates. Following the adoption of FAS 133 on January 1, 2001, the interest rate swaps are marked to market at the end of each period and the resulting gain or loss is recorded in the income statement. The mark to market charge in the years ended December 31, 2002 and 2001 were $16,458,000 and $6,342,000 respectively.

     During 2001 and 2002, we undertook borrowing arrangements with Greenwich Holdings Limited, a company indirectly controlled by Mr. Fredriksen, to provide initial funding under three of our newbuilding contracts discussed in further detail below.

     In August 2001, we obtained a loan of $32.6 million from Greenwich in order to finance the first installment due on newbuilding hull number 2215. The loan was for a period of one year and bore floating rate interest of LIBOR plus 2.5 per cent. Related to this, a subsidiary of Golar guaranteed a loan of $32.6 million made to Greenwich by Nordea and Den norske Bank ASA, both Scandinavian banks, and entered into an assignment and security agreement, in respect of its' shipbuilding contract, with Den norske Bank as security agent. In September 2001, we obtained an additional $20 million in loan finance from Greenwich by way of an addendum to the loan of $32.6 million in relation to hull 2215, in order to finance the second installment on this vessel. The loan was for a period of six months and bore floating rate interest of LIBOR plus 2.5 per cent. These loans totaling $52.6 million were repaid in March 2002 out of the new bank facility from Lloyds TSB Bank Plc discussed below.

     In August 2001, we obtained a loan of $32.7 million from Greenwich in order to finance the first installments due on newbuilding hull numbers 1460 and 2220. The loan was initially for a period of one year and initially bore floating rate interest of LIBOR plus 2.5 per cent. In connection with this, two subsidiaries of Golar have guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank ASA and they have both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent.

     On December 31, 2001, we signed a loan agreement with Lloyds TSB Bank Plc to finance 100 per cent of the cost of one of our newbuildings, hull number 2215, after we secured a 20 year charter for this vessel. The agreement allows us to draw down a maximum of $180 million to cover the contract price, costs of supervising the building process and interest costs of the draw down part of the loan up to delivery. In 2002 we drew down $134.4 million on this loan facility, $52.6 million of which was used to repay loans from Greenwich in respect of newbuilding number 2215 as noted above, and the remainder was used to finance installment payments, associated interest and commitment costs in respect of newbuilding number 2215.

     In June 2002, we obtained $16.3 million in loan finance from Greenwich by way of an addendum to an existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second installment due on newbuilding hull number 1444. In connection with this, a subsidiary of Golar has guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank ASA and has entered into an assignment and security agreement in respect of its shipbuilding contract with Den norske Bank as security agent. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The $16.3 million loan was initially for a period of four months and bore floating rate interest of LIBOR plus 2.625 per cent. This rate also applies to the original $32.7 million loan from June 2002. This rate increases to LIBOR plus 3 per cent on any amounts still outstanding as at February 20, 2003. The loan of $16.3 million was repaid in November 2002 out of the new bank facility from certain of the Golar LNG facility Lenders discussed below.

     In October 2002, Golar entered into a secured subordinated loan facility, to which we refer to as the Golar LNG subordinated facility, with a banking consortium for an amount of $60.0 million. As discussed below, this facility was refinanced in April 2003. The facility was subordinated to the $325 million Golar LNG facility and has the same maturity date as the Golar LNG facility. The loan bore floating rate interest of LIBOR plus 2.0 per cent, and was to increase by 0.25 per cent from 30 November 2004 and 2005. The facility was repayable in quarterly installments with first installment payable on 30 November 2003. The debt is secured by a second priority mortgage on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze. Of the $60.0 million drawn down during 2002, $16.3 million was used to repay a Greenwich loan as noted above and the remainder was used to finance installment payments in respect of Hull 1444, Hull 2220 and Hull 1460.

     After these transactions, at December 31, 2002, we had total long-term debt outstanding of $710.3 million, compared with $609.6 million and $513.9 million at December 31, 2001 and 2000, respectively.

The outstanding debt of $710.3 million as of December 31, 2002 was repayable as follows:

     Year ending December 31,
     (in millions of $)
     2003                                                              81.1
     2004                                                              62.5
     2005                                                              66.1
     2006                                                              75.5
     2007                                                             186.7
     2008 and later                                                   238.4
     ----------------------------------------------------------------------
                                                                      710.3
     ======================================================================

     In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar. Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt agreements of the Company contain covenants that require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of December 31, 2002, 2001 and 2000, we complied with all covenants of our various debt agreements.

     In April 2003 we entered into a lease finance arrangement in respect of five of our currently trading vessels (Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur), with a subsidiary of a major UK bank, to which we refer to as the UK Lessor. We sold five of our subsidiary companies, which owned the relevant vessels, to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiary companies to us. Each of the five companies now owned by the UK Lessor subsequently entered into 20 year leases with a subsidiary of ours, Golar Gas Holding Company Inc., or GGHC, who in turn sub-leased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of taking over the business of operating one each of the above named vessels.

     We used $325 million of the proceeds we received together with $17.5 million of our cash reserves to repay two existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. We then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favor of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favor of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the lease finance arrangement were used to make deposits with two banks amounting to $414.5 million who then issued letters of credit securing GGHC's obligations under the leases amounting to the present value of rentals due under the leases. Lease rentals are payable quarterly. At the end of each quarter the required deposit to secure the present value of rentals due under the leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds released as a result of the reduction in the required deposit are available to pay the lease rentals due at the end of the same quarter. After making this deposit and settling all outstanding fees relating to the transaction the cash in flow will be approximately $32.5 million. We are currently evaluating the impact of these transactions on our financial statements.

     As noted above in April 2003, we entered into a refinancing in respect of the Golar LNG Facility and the Golar LNG subordinated facility. The new first priority loan ("New Golar LNG facility") is for an amount of $265 million and is with the same syndicate of banks as the Golar LNG facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus 1.5 per cent per annum. The loan has a term of four years and two months and is repayable in 16 quarterly installments and a final balloon payment of $138.8 million payable on May 31, 2007. The new second priority loan ("New Golar LNG subordinated facility") is for an amount of $60 million with the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus 2.0 per cent per annum, increasing by 0.25 per cent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly installments of $4 million commencing in November 2003. Both loans may be prepaid in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment. Both loans are secured by mortgages on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze, executed by the UK Lessor of the vessels in favor of our subsidiary, GGHC, and by a mortgage transfer executed by GGHC in favour of the lending banks. The New Golar LNG subordinated facility's security is second in priority to the New Golar LNG facility. The new loans contain similar provisions to the old loans in respect of restrictions and financial covenants.

     In June 2003, we repaid $16.0 million to Greenwich in respect of the $32.7 million loan secured on hulls 1460 and 2220.

     In June 2003 Greenwich reconfirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required, this facility having originally been made available in September 2002. Furthermore, Greenwich also confirmed the availability of $32.3 million, representing the amounts repaid by us in respect of previous loans from Greenwich in November 2002 and June 2003, should it be required. In addition an extension to the remaining outstanding loan of $16.7 million until July 2004 is available if required.

Newbuilding Contracts and Capital Commitments

     As of December 31, 2002, we had contracts to build four new LNG carriers. Amounts payable under these contracts, totaling approximately $658.9 million, excluding financing costs, are due in installments over the period to December 2004. We also have budgeted capital expenditure of approximately $17 million over the next two years in connection with our vessels refurbishment program.

     As of June 2003 we had total loan facilities of $304 million, to finance our newbuilding program. These consist of a $180 million facility from Lloyds TSB Bank Plc ($162 million is in respect of the contract cost of newbuilding hull 2215 and the balance is for associated finance costs and other sundry items) of which $136.6 million has been drawn down to finance newbuilding installments; $64 million from a related party, Greenwich, of which $16.7 million has been drawn down and a $60 million facility from certain of the Golar LNG facility Lenders of which the full amount has been drawn down. In addition, we raised approximately $32.5 million being the cash inflow resulting from lease financing concluded in April 2003. We will require additional financing of approximately $278 million to fund all of our newbuilding construction commitments.

     The commitments up to December 30, 2003 will be funded from existing facilities and cash generated from operations. Additional facilities are required to meet progress payments on December 31, 2003 and further progress payments arising periodically thereafter until completion of the program in 2004.

     As at December 31, 2002, approximately $276.5 million has been paid as installments under the newbuilding contracts. The following table sets out as at December 31, 2002 the estimated timing of the remaining commitments under our present newbuilding contracts. Actual dates for the payment of installments may vary due to progress of the construction.

Year ended December 31,
(in millions of $)
2003                                                                       157.4
2004                                                                       225.0
--------------------------------------------------------------------------------
Total                                                                      382.4
================================================================================

     Our senior management evaluates funding alternatives depending on the prevailing market conditions. We anticipate that the additional financing required to fund the completion of the remaining newbuilding construction costs will come from a combination of additional debt and lease financing and cash from operations, supplemented by equity proceeds as circumstances may warrant or permit. It is standard in the shipping industry to finance between 50 and 80 per cent of the construction cost of newbuildings through traditional bank financing and in the case of vessels that have charter coverage the debt finance percentage may increase significantly. We may finance up to 100 per cent of these newbuilding costs through additional tranches of bank debt secured by the respective newbuildings. We would make such borrowings as needed while construction proceeds. Alternatively, if market and economic conditions favor equity financing at any such time, we may use somewhat less debt and instead raise equity to fund a larger portion of these costs. Currently, we have a charter contract for one of our newbuildings and we are seeking a mixture of long-term, medium-term and short-term charters for our three remaining newbuildings. The charter coverage of a newbuilding may affect our ability to finance its completion.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2002:

(in millions of $)       2003    2004     2005   2006   2007    2008 &   Total
                                                                later

Long-term debt            81.1    62.5    66.1   75.5   186.7   238.4      710.3

Operating leases (1)       0.9     0.7      --     --      --      --        1.6


Newbuildings             157.4   225.0      --     --      --      --      382.4
--------------------------------------------------------------------------------
Total                    239.4   288.2    66.1   72.5   186.7   238.4    1,094.3
================================================================================

(1) Total minimum lease payments have been reduced by minimum sublease rentals under non-cancelable leases of $1,550,000 for the year ended December 31, 2003, and $1,421,000 for the year ended December 31, 2004

In April 2003 we entered into 20 year leases in respect of five of our vessels as discussed above.

Contingent Commitments

     As at December 31, 2002 certain of our subsidiary companies had guaranteed loans made to Greenwich Holdings Limited, a related party, which Greenwich then loaned to us in order to finance installments due on our newbuildings. The value of guaranteed debt as at December 31, 2002 and as at June 30, 2003 was $32.7 million and $16.7 million respectively.

     On May 24, 2002 we signed a joint development agreement with Marathon Baja Limited, a subsidiary of Marathon Oil and GGS Holdings Limited, to participate in a project, led by Marathon Oil, to build a major Liquefied Natural Gas (LNG) import and regasification facility and power generation complex near Tijuana in the Mexican State of Baja California. Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project are to be shared as follows: Marathon 80 per cent, GGS 10 per cent, Golar LNG Limited 10 per cent prior to the establishment of a lead project company and execution of a shareholders' agreement. The size of our ultimate investment in this project has not yet been determined. If the Baja project is instigated and the required financing is obtained, under the May 24, 2002 agreement, Marathon Oil will be entitled to recover pre-January 1, 2002 development costs incurred by them in connection with the project plus interest thereon. Our liability for the pre-January 1, 2002 costs would be $0.2 million.

C. Research and Development, Patents and Licenses

     Not applicable

D. Trend Information

     See our discussion above under `overview and background'.

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

     In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the Company prospectively to exit or disposal activities initiated after December 31, 2002.

     In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Our disclosure of guarantees is included in Note 26 of the Notes to Financial Statements. We are currently evaluating the impact of Interpretation 45 on our results of operations and financial position.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the impact of Interpretation 46 on the Company's results of operations and financial position.

See Item 11 for a discussion of quantitative and qualitative disclosures about market risks.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Information concerning each director and executive officer of the Company as at June 1, 2003 is set forth below.

Name                       Age   Position
----                       ---   --------

John Fredriksen             59   Chairman of the Board, President and Director
Tor Olav Tr0im              40   Deputy Chairman of the Board, Chief Executive
                                 Officer, Vice President and Director
A. Shaun Morris             43   Director
Timothy Counsell            44   Director
Graeme McDonald             46   Group Technical Director
Graham Griffiths            59   General Manager of the Fleet
Graham Robjohns             38   Chief Accounting Officer and Group Financial
Controller
Kate Blankenship            38   Company Secretary

Biographical information with respect to each of our directors and executive officers is set forth below.

John Fredriksen has served as the chairman of our board of directors, our president and a director since our inception in May 2001. He has been the chief executive officer, chairman of the board, president and a director of Frontline Ltd. since 1997. Frontline Ltd. is a Bermuda based tanker owner and operator listed on the New York Stock Exchange and the Oslo Stock Exchange. Mr. Fredriksen has served for over eight years as a director of Seatankers, a ship operating company.

Tor Olav Tr0im has served as our chief executive officer, our vice-president and a director since our inception in May 2001. He has been the vice president and a director of Frontline Ltd. since 1996. He also served as deputy chairman of Frontline Ltd. in 1997. Until April 2000, Mr. Tr0im was the chief executive officer of Frontline Management, a management company that is a subsidiary of Frontline Ltd. Mr. Tr0im also serves as a consultant to Seatankers and since May 2000, has been a director and vice-chairman of Knightsbridge Tankers Limited, a Bermuda based, Nasdaq National Market listed tanker owner. He is a director of Aktiv Inkasso ASA, Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies, and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as managing director and a member of the board of directors of DNO AS, a Norwegian oil company.

A. Shaun Morris has served as a non-executive director since our inception in May 2001. He has also been a non-executive director of Frontline Ltd. since November 1997. He is currently a Partner at Appleby, Spurling & Kempe and has been with that firm since 1988.

Timothy Counsell has served as a non-executive director since our inception in May 2001. He is a partner in the law firm of Appleby Spurling & Kempe, and joined the firm in 1990. He is currently an alternate director of Bona Shipholding Ltd.

Graeme McDonald is our group technical director. He was previously general manager of the fleet, a position he held with Osprey, since 1998. He has worked in the shipping industry since 1973 and held various positions with Royal Dutch Shell companies, including manager of LNG shipping services at Shell International Trading and Shipping Company Ltd. and manager of LNG marine operations at Shell Japan Ltd.

Graham J. Griffiths joined us in October 2001 and is general manager of the fleet. He has over 30 years experience in the shipping industry, including 20 years sea-going experience. Prior to joining us he was a technical manager for V Ships Singapore and has held various positions in V Ships since 1986. He has extensive experience in newbuilding projects and day to day management of oil tankers, chemical/product tankers, gas carriers and dry bulk vessels.

Kate Blankenship has served as our secretary since our inception in May 2001. Mrs. Blankenship served as our chief accounting officer from May 2001 until May 31, 2003. She has been the chief accounting officer and secretary of Frontline Ltd since 1994 and of Knightsbridge Tankers since 2000. Prior to 1994, she was a manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales.

Graham Robjohns has served as our group financial controller since May, 2001 and as our chief accounting officer since June 1, 2003. He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd
(Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, he worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Sveinung Stohle served as our executive vice president with responsibility for strategy and commercial activities since August 2001. He formerly served as general manager for Nigeria LNG's marketing and shipping division since 1997. He has extensive LNG experience and had held various management positions in upstream and downstream affiliates of the TotalFinaElf Group since 1984. He resigned as executive vice president on March 21, 2003.

B. Compensation

     During the year ended December 31, 2002, the we paid to our directors and executive officers (nine persons) aggregate cash compensation of $877,192 and an aggregate amount of $78,541 for pension and retirement benefits.

C. Board Practices

     Our directors do not receive any benefits upon termination of their directorships. The Board does not have any committees.

D. Employees

     We hire all of our officers and crew through our manning offices in Bilbao, in Spain and Manila, in the Philippines and through crewing agents with whom we have crewing agreements in Croatia, the Philippines and Indonesia. Each of our crew members undergoes a structured training process that we have developed to ensure that our crew and officers will have the required specialized knowledge and experience to operate our vessels. In addition to the specialized knowledge required to handle LNG cargoes, LNG carrier officers and crew must also have knowledge and experience in operating vessels with steam turbine engines. As of December 31, 2002, we employed approximately 600 people consisting of 50 shore-based personnel and 550 seagoing employees. Our masters and officers are mostly Spanish, Croatian and Scandinavian, and our crews are mostly Filipino and Indonesian. Our shore-based personnel currently include 32 employees in our office in London and 5 people in our manning office in Bilbao. Our Manila manning office operations have been transferred to a crewing agent in Manila as of May 2003. Our office in Manila had employed 11 people, as from May 2003 only a skeleton staff have been retained to manage the final closure of the office expected in August 2003. Our Filipino employees are subject to collective bargaining agreements, which are requirements of the Philippine government. These agreements set industry-wide minimum standards, terms and conditions. We have not had any labor disputes with our employees under the collective bargaining agreements and consider our workplace relations to be good.

E. Share ownership

     The following table sets forth information as of May 31, 2003, regarding the total amount of common shares owned by all of our officers and directors on an individual basis: The beneficial interests of our Directors and officers in the common shares of the Company as of May 31, 2003, were as follows:

                                                                   Percentage of
                                    Common Shares of               Common Shares
Director or Officer                       $1.00 each                 Outstanding
-------------------                    -------------               -------------
John Fredriksen*                          28,012,000                      50.01%
Tor Olav Troim                                    --                          --
A. Shaun Morris                                   --                          --
Timothy Counsell                                  --                          --
Graeme McDonald                                   --                          --
Graham Griffiths                                  --                          --
Graham Robjohns                                   --                          --
Kate Blankenship                               5,000                          **

* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen's name are held by Osprey. See Item 7, "Major Shareholders and Related Party Transactions." Mr. Fredriksen indirectly controls Osprey. World Shipholding Ltd. holds over 99 per cent of the outstanding stock of Osprey. World Shipholding Ltd. is wholly-owned by Greenwich, which is, in turn, indirectly controlled by Mr. Fredriksen.

**   Less than one per cent

     In addition to the above shareholdings, Mr. Troim has a forward contract to buy 60,000 of our shares. The contract becomes effective on December 18, 2003.

Option Plan

     Our board of directors adopted the Golar LNG Limited Employee Share Option Plan in February 2002. The plan authorizes our board to award, at its discretion, options to purchase our common shares to employees of Golar LNG Limited, and any of its subsidiaries, who are contracted to work more than 20 hours per week and to any director of Golar LNG Limited or its subsidiaries.

     Under the terms of the plan, our board may determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value. No option may be exercised prior to the first anniversary of the grant of the option except that the option will become immediately exercisable if the option holder's employment is terminated (other than for cause) or in the event of the option holder's death. All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board may from time to time prescribe. The Plan will expire 10 years from its date of adoption.

     As of May 31, 2003, two million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plan.

     Details of share options held by the Company's Directors and officers at May 31, 2003 are set out in the following table:

                              Number of
                          Common Shares   Exercise Price per
Director or Officer   Subject to Option       Ordinary Share    Expiration Date
-------------------   -----------------   ------------------    ---------------
John Fredriksen                 200,000                $5.75           July 2011
Tor Olav Troim                  100,000                $5.75           July 2011

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

     The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the common shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding common shares; and (ii) all directors and officers as a group as of June 5, 2003.

                                                              Common Shares
                                                              -------------
Owner                                                       Amount    Per cent
-----                                                       ------    --------

Osprey Maritime Limited (1)                             28,012,000      50.01%
All Directors and Officers as a group (eight persons)   28,017,000      50.02%

(1) Our Common Shares held by Osprey Maritime Limited are indirectly controlled by our Chairman, John Fredriksen, who indirectly controls Osprey.

     Our major shareholders have the same voting rights as all other holders of our Common Shares.

     The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

     As at June 5, 2003, 4,015,479 of the Company's common shares are held by nine holders of record in the United States.

B. Related party transactions

     There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions. However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties. The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract. The related party transactions that we have entered into are discussed below.

     Osprey Maritime Limited. Osprey is our largest shareholder with 50.01 per cent of our outstanding common shares. On May 21, 2001, we entered into a purchase agreement with Osprey in which we agreed to purchase five LNG carriers and a 60 per cent interest in a sixth LNG carrier, one newbuilding contract and an option for an additional newbuilding contract.

     The purchase price paid for the LNG operations of Osprey was $525.9 million based on an agreed gross value of the LNG carriers of $635.0 million, plus the amount of net book value of all other non-shipping assets of the companies acquired. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo and cash of $27.2 million. Additionally, we paid $2.5 million to Osprey for the assignment of the newbuilding contract and options. Furthermore, immediately prior to the sale, certain inter-company balances due to the companies forming the LNG operations of Osprey from other Osprey companies totaling $450.3 million were forgiven.

     We agreed to provide services to Osprey for the management of two of Osprey's VLCCs until November 2001. In the seven months ended December 2001, management fees of $106,667 were charged to Osprey in relation to such services of which there was no outstanding balance at December 31, 2002 and 2001. In addition, at December 31, 2002 and 2001 amounts of $9,610 and $261,000 respectively were due from Osprey in respect of costs recharged in connection with the above services.

     We believe that the price we paid to Osprey for its interests, and our service agreement with the company was not more than the price we would have paid to a third party in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

     Historically we were an integrated part of Osprey Maritime. As such, the Singapore and London office locations of Osprey have provided general and corporate management services both for us and for other Osprey entities and operations. Management has allocated costs related to these operations based on the number of vessels managed. Amounts allocated to us and included within vessel operating expenses, administrative expenses and depreciation expense were $nil, $3,227,000 and $9,662,000 for the years ended December 31, 2002, 2001 and
2000, respectively.

     Seatankers Management Company. Seatankers is indirectly controlled by our chairman, John Fredriksen. On May 28, 2001, we entered into a purchase agreement with Seatankers to purchase its one newbuilding contract for a LNG carrier and options to build three new LNG carriers. We paid $2.5 million to Seatankers for the assignment of the newbuilding contract and options. We believe that the price we paid to Seatankers for the assignment was not more than the price we would have paid to a third party in an arm's-length transaction.

     In the years ended December 31, 2002 and 2001, Seatankers has provided us with insurance administration services. In the years ended December 31, 2002 and 2001, management fees to Seatankers of $24,556 and $10,000, respectively, have been incurred by Golar. As at December 31, 2002 and 2001 an amount of $14,556 and $10,000, respectively was due to Seatankers in respect of these fees incurred.

     Frontline Management (Bermuda). Frontline Management is a subsidiary of Frontline Ltd., a publicly listed company, and is indirectly controlled by our chairman, John Fredriksen. With effect from June 1, 2001, we entered into an agreement with Frontline Management (Bermuda) Ltd. pursuant to which Frontline Management provides budgetary and accounting support services, maintains our corporate records, technical vessel supervision services, ensures our compliance with applicable laws and requirements and assists us with corporate finance matters.

     In the years ended December 31, 2002 and 2001, we have incurred management fees to Frontline of $379,550 and $258,962, respectively. As at December 31, 2002 and 2001, an amount of $102,550 and $547,966 was due to Frontline in respect of these management fees and costs incurred.

     We believe that the compensation we pay to Frontline Management for its administrative and management services is not more than the price we would have paid to third parties in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

Greenwich Holdings Limited ("Greenwich") - Newbuilding credit facilities. Greenwich is indirectly controlled by our chairman, John Fredriksen. Greenwich has entered into loan agreements with Nordea Bank Norge ASA and Den norske Bank ASA, as lenders and Nordea, as facility agent and security agent. Pursuant to separate promissory notes, Greenwich has on-loaned the proceeds of its credit facilities with Nordea and Den norske Bank ASA to us.

     Hull No. 2215

     Pursuant to a loan agreement dated August 2, 2001 between Greenwich, as borrower, Nordea and Den norske Bank ASA, as lenders and Nordea as agent, the lenders agreed to lend to Greenwich up to $32.6 million. The loan was for the purpose of assisting Greenwich in financing the payment by us of the first installment of $32.6 million (20 per cent of the contract price) due under a shipbuilding contract, dated May 2, 2001, between Osprey, as buyer, and Daewoo Shipbuilding & Marine Engineering Co., Ltd., as builder, providing for the construction of one 138,000 cmb LNG carrier, hull number 2215. Osprey assigned its interest in that shipbuilding contract to us. The loan accrued interest at a rate equal to the sum of LIBOR plus 1.5 per cent per annum and was to mature 364 days after the drawdown date of the loan, which was August 6, 2001. We paid directly to the lenders a non-refundable arrangement fee of $169,000 in respect of this loan.

     Pursuant to a promissory note dated August 7, 2001, Greenwich on-loaned the proceeds of the loan to us at an interest rate equal to LIBOR plus 2.5 per cent. This loan was to mature 360 days after the date of the promissory note. Under the loan agreement and the guarantee to the lenders, we subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. A subsidiary of Golar guaranteed the loan of $32.7 million and secured it with an assignment of the shipbuilding contract, the related refund guarantee issued by the Korea Export and Import Bank, and a pledge of our shipowning subsidiaries' bank accounts. No consideration was paid by Greenwich for the provision of the guarantee.

     On September 24, 2001, Greenwich borrowed an additional $20 million from Nordea and Den norske Bank ASA pursuant to an amendment to the August 2, 2001 loan. This loan was under the same terms but for a period of six months. We paid directly to the lenders a non-refundable arrangement fee of $78,000 in respect of this loan.

     Pursuant to an addendum to the promissory note dated August 7, 2001, Greenwich on-loaned the proceeds of the loan to us at an interest rate equal to LIBOR plus 2.5 per cent. This loan was to mature 182 days after the date of the promissory note. The proceeds of this loan from Greenwich were used to pay the second installment due under the newbuilding contract for hull number 2215. Under the loan agreement and the guarantee we have as for the initial loan subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. No consideration was paid by Greenwich for the provision of the guarantee.

     In December 2001 we signed a loan agreement with Lloyds TSB Bank Plc for the purpose of financing newbuilding hull number 2215 for an amount up to $180 million to include ship yard costs, capitalized interest and building supervision charges. In March 2002 we drew down $66.8 million on this loan facility and $52.6 million was used to repay the two loans from Greenwich.

     Hulls No. 1460, 2220 and 1444

     Pursuant to a loan agreement dated August 20, 2001, between Greenwich, as borrower, Nordea and Den norske Bank ASA, as lenders and Den norske Bank ASA, as facility agent and security agent, the lenders have agreed to lend to Greenwich up to $32.7 million. This loan was for the purpose of assisting Greenwich in financing the payment by us of the first installment of each of two newbuilding contracts, representing 10 per cent of the total contract price of each vessel. The initial installment under the first contract, dated July 31, 2001, between our wholly owned subsidiary Golar LNG 2220 Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd., as builder, providing for the construction of one 138,000 cmb LNG carrier hull number 2220, was in the amount of $16.2 million. The initial installment under the second contract dated July 24, 2001, between our wholly owned subsidiary Golar LNG 1460 Corporation and Hyundai Heavy Industries Co. Ltd., as builder, providing for the construction of one 140,000 cmb LNG carrier hull number 1460, was in the amount of $16.5 million. The loan initially accrued interest at a rate equal to the sum of LIBOR plus 1.5 per cent per annum and was to mature 364 days after the drawdown dates of the loan, which were September 25, 2001 and August 21, 2001, respectively. We paid directly to the lenders a non-refundable arrangement fee of $169,000 in respect of this loan.

     Pursuant to a promissory note dated August 21, 2001 in respect of Golar LNG 1460 Corporation Greenwich on-loaned the proceeds of the loan in the amount $16.5 million to finance the initial installment due under our newbuilding contract. The loan initially accrued interest at a rate equal to LIBOR plus 2.5 per cent and matures 360 days after the date of the promissory note. Pursuant to a promissory note dated September 25, 2001 in respect of Golar LNG 2220 Corporation Greenwich has on-loaned the proceeds of the loan in the amount $16.2 million to finance the initial installment due under our newbuilding contract. The loan accrues interest at a rate equal to LIBOR plus 2.5 per cent and matures 360 days after the date of the promissory note. In connection with this, two subsidiaries of ours have guaranteed the loan and have secured the loan with an assignment of the shipbuilding contracts and the related refund guarantee issued by the Korea Export and Import Bank. No consideration was paid by Greenwich for the provision of the guarantee. Under the loan agreement and the guarantee to the lenders, we have subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders.

     On June 11, 2002, Greenwich borrowed an additional $16.3 million from Nordea and Den norske Bank ASA pursuant to an amendment to the August 20, 2001 loan. This loan was for the purpose of assisting Greenwich in financing the payment by us of the second installment under a contract dated May 10, 2001, between our wholly owned subsidiary Golar LNG 1444 Corporation and Hyundai Heavy Industries Co. Ltd., as builder, providing for the construction of one 137,000 cmb LNG carrier hull number 1444. Under this amendment to the loan agreement the total outstanding loan accrues interest at a rate of equal to LIBOR plus 1.625 per cent and from February 20, 2003 at a rate equal to LIBOR plus 2.0 per cent. The amendment provides for the repayment date on the original $32.7 million loan to be extended to August 19, 2003 and for the additional $16.3 million to be repayable four months after draw down on June 11, 2002. We paid directly to the lenders a non-refundable arrangement fee of $323,000 in respect of this loan amendment.

     Pursuant to an addendum to the promissory note dated August 21, 2001, Greenwich on-loaned the proceeds of the $16.3 million loan it borrowed on June 11, 2002 to us at an interest rate equal to LIBOR plus 2.625 per cent until February 20, 2003 and thereafter at a rate equal to LIBOR plus 3.0 per cent. This loan was to mature four months after the date of the promissory note. In connection with this, two subsidiaries of ours guaranteed the loan and secured the loan with an assignment of the shipbuilding contracts and the related refund guarantee issued by the Korea Export and Import Bank. The proceeds of this loan from were used to pay the second installment due under the newbuilding contract for hull number 1444. Under the loan agreement and the guarantee we had, as for the initial loan, subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. No consideration was paid by Greenwich for the provision of the guarantee.

     In November 2002, we repaid the $16.3 million loan from Greenwich and in June 2003 we repaid $16.0 million to Greenwich in respect of the $32.7 million loan secured on hulls 1460 and 2220.

     In the years ended December 31, 2002 and 2001, we paid interest of $2,275,000 and $1,576,000, respectively to Greenwich in respect of the above loan facilities. At December 31, 2002 and 2001, $169,612 and $291,000 of the interest due to Greenwich was outstanding.

     In June 2003 Greenwich reconfirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required, this facility having originally been made available in September 2002. Furthermore, Greenwich also confirmed the availability of $32.3 million, representing the amounts repaid by us in respect of previous loans from Greenwich in November 2002 and June 2003, should it be required. In addition an extension to the remaining outstanding loan of $16.7 million until July 2004 is available if required.

     Faraway Maritime Limited

     During the year ended December 31, 2002, Faraway Maritime Shipping Inc., which is 60 per cent owned by us and 40 per cent owned by China Petroleum Corporation ("CPC"), paid dividends totalling $25.0 million (2001: $nil, 2000 $nil), of which $15.0 million was paid to us and $10.0 million was paid to CPC.

     Graeme McDonald

     Golar Management holds a promissory note executed by Mr. McDonald, Chairman of Golar Management and Technical Director, on April 21, 1998, under which Mr. McDonald promises to pay to Golar Management the principal sum of (pound)20,900 in monthly installments of (pound)318. The note carries an interest rate of three per cent and an acceleration clause in the event Mr. McDonald's employment with us is terminated for any reason or in the event of a default on payment by Mr. McDonald. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2002 and 2001 was (pound)4,974 and (pound)8,577 or approximately $8,000 and $12,400, respectively.

C. Interests of Experts and Counsel

     Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     There are not any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our company, our financial condition, profitability, liquidity or our results of operations. From time to time in the future we or our subsidiaries may be subject to various legal proceedings and claims in the ordinary course of business.

Dividend Distribution Policy

     Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors. Our ability to declare dividends is also regulated by Bermuda law, which prohibits us from paying dividends if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

     In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements limit or prohibit our and our subsidiaries' ability to make distributions to us without the consent of our lenders.

B. Significant Changes

     None

ITEM 9. THE OFFER AND LISTING

A. Listing Details and Markets

     Not applicable except for Item 9.A. 4. and Item 9. C.

     Our common shares have traded on the Oslo Stock Exchange (OSE) since July 12, 2001 under the symbol "GOL" and on the Nasdaq National Market since December 12, 2002 under the symbol "GLNG".

     The following table sets forth, for the two most recent fiscal years from July 12, 2001 and for the first quarter of 2003, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                         OSE                    NASDAQ
                                   High         Low        High         Low

First Quarter 2003             NOK45.00    NOK35.00       $6.75       $5.50

Fiscal year ended
December 31
2002                           NOK62.00    NOK35.00       $7.75       $6.00
2001                           NOK70.00    NOK35.00         n/a         n/a

      The following table sets forth, for each full financial quarter for the two most recent fiscal years from July 12, 2001, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                         OSE                   NASDAQ
                                   High         Low        High         Low
Fiscal year ended
December 31, 2002

First quarter                  NOK62.00    NOK43.00         n/a         n/a
Second quarter                 NOK58.50    NOK41.00         n/a         n/a
Third quarter                  NOK48.00    NOK35.50         n/a         n/a
Fourth quarter                 NOK46.00    NOK35.00       $7.75       $6.00

Fiscal year ended
December 31, 2001

First quarter                       n/a         n/a         n/a         n/a
Second quarter                      n/a         n/a         n/a         n/a
Third quarter                  NOK70.00    NOK40.00         n/a         n/a
Fourth quarter                 NOK50.00    NOK35.00         n/a         n/a

     The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the Nasdaq National Market.

                                         OSE                   NASDAQ
                                   High         Low        High         Low
May 2003                       NOK52.00    NOK41.00       $8.40       $5.51
April 2003                     NOK45.00    NOK36.50       $6.25       $5.00
March 2003                     NOK43.00    NOK39.00       $6.15       $6.00
February 2003                  NOK45.00    NOK35.00       $6.75       $5.50
January 2003                   NOK43.50    NOK39.00       $6.00       $5.75
December 2002                  NOK45.00    NOK35.00       $7.75       $6.00

* On May 31, 2003, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.6917 to one U.S. Dollar.

ITEM 10. ADDITIONAL INFORMATION

     This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain. The Memorandum of Association and the Bye Laws of the Company has previously been filed as Exhibits 1.1 and 1.2, respectively to the Company's Registration Statement on Form 20-F, (File No. 000-50113) filed with the Securities and Exchange Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

A. Share capital

     Not Applicable

B. Memorandum of Association and Bye-Laws

     Our Memorandum of Association and Bye-laws. The object of our business, as stated in Section six of our Memorandum of Association, is to engage in any lawful act or activity for which companies may be organized under The Companies Act, 1981 of Bermuda, or the Companies Act, other than to issue insurance or re-insurance, to act as a technical advisor to any other enterprise or business or to carry on the business of a mutual fund. Our Memorandum of Association and Bye-laws do not impose any limitations on the ownership rights of our shareholders.

     Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our board of directors. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3 per cent of the exercisable voting rights. The meetings may be held at any place, in or outside of Bermuda, that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

     Directors. Our directors are elected by a majority of the votes cast by the shareholders in general meeting. The quorum necessary for the transaction of the business of the board of directors may be fixed by the board but unless so fixed, equals those individuals constituting a majority of the board of directors who are present in person or by proxy. Executive directors serve at the discretion of the board of directors.

     The minimum number of directors comprising the Board of Directors at any time shall be two. The Board currently comprises four directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board.

     Subject to the provisions of the Companies Act, a director of a company may, notwithstanding his office, be a party to or be otherwise interested in any transaction or arrangement with that company, and may act as director, officer, or employee of any party to a transaction in which the company is interested. Under our Bye-laws, provided an interested director declares the nature of his or her interest immediately thereafter at a meeting of the board of directors, or by writing to the directors as required by the Companies Act, a director shall not by reason of his office be held accountable for any benefit derived from any outside office or employment. The vote of an interested director, provided he or she has complied with the provisions of the Companies Act and our Bye-laws with regard to disclosure of his or her interest, shall be counted for purposes of determining the existence of a quorum.

     Dividends. Holders of common shares are entitled to receive dividend and distribution payments, pro rata based on the number of common shares held, when, as and if declared by the board of directors, in its sole discretion. Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors.

     As a Bermuda exempted company, we are subject to Bermuda law relating to the payment of dividends. We have been advised by our Bermuda counsel, Appleby, Spurling & Kempe, that we may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment;

     o    we will not be able to pay our liabilities as they fall due; or

     o the realizable value of our assets, is less than an amount that is equal to the sum of our

          (a)  liabilities,

          (b) issued share capital, which equals the product of the par value of each common share and the number of common shares then outstanding, and

          (c) share premium, which equals the aggregate amount of consideration paid to us for such common shares in excess of their par value.

     In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries' ability to make distributions to us and our ability to make distributions to our shareholders.

C. Material contracts

     Golar LNG Facility for LNG Asset Acquisitions

     On May 31, 2001, our wholly-owned subsidiary, Golar Gas Holding Company, entered into a loan agreement for $325 million with Nordea, Den norske Bank ASA, Citibank, N.A. and Fortis Bank (Nederland) N.V., under which Nordea serves as administrative agent and security agent. The loan was subsequently syndicated which made total number of syndicate banks number fourteen. The proceeds of this loan were used to finance part of our acquisition of the LNG operations of Osprey and Seatankers.

     The loan accrued floating interest at a rate per annum equal to the aggregate of LIBOR, which is the London Inter Bank Offered Rate, plus 1.5 per cent per annum. The loan had a term of six years and was repayable in 22 quarterly installments and a final balloon payment of $147.5 million. The loan was repayable in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment.

     In addition to a first preferred ship mortgage on each of our vessels, except the Golar Mazo, to the lenders, the loan was secured by a pledge of the capital stock of our shipowning subsidiaries, and an assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreement and related documents also contained a number of restrictive covenants that, subject to specified exceptions, limit the ability of Golar Gas Holding Company and our shipowning subsidiaries' to among other things:

          o merge into or consolidate with another entity or sell or otherwise dispose of all or substantially all of their assets;

          o    make or pay equity distributions;

          o    incur additional indebtedness;

          o incur or make any capital expenditure, other than capital expenditures for vessel upgrades required by our charterers;

          o materially amend, or terminate, any of our current charter contracts or management agreements; and

          o enter into any business other than owning the shipowning companies, in the case of Golar Gas Holding Company, and owning and operating the ships, in the case of the shipowning subsidiaries.

     The agreement also contained an event of default if, among other things, John Fredriksen and his affiliated entities cease to be the beneficial or legal owner of at least 25 per cent of our common shares.

     As discussed below the Golar LNG facility was refinanced in April 2003.

Hull No. 2215 Loan

     On December 31, 2001, our wholly owned subsidiary, Golar LNG 2215 Corporation entered into a loan agreement for $180 million with Lloyds TSB Bank Plc. The proceeds of this loan are to be used to finance 100 per cent of the cost of one of our newbuilding, hull number 2215. In March of 2002, we drew down $99.2 million on the facility for the purpose of financing the third installment on our new building contract and to repay amounts borrowed from Greenwich to pay for the first two installments on this newbuild. In June 2002 we drew down a further $32.7 million for the purpose of financing the fourth installment and associated interest and commitment costs. The loan currently accrues interest at the rate of LIBOR plus 1.45 per cent until delivery and 1.15 per cent from delivery. The loan is repayable in 144-monthly installments, with a final balloon payment of approximately $118 million. The loan is secured by first preferred ship mortgage on hull number 2215, as well as an assignment of the vessel's earnings, insurance and charter rights.

Golar LNG Subordinated Facility

     On October 11, 2002, our wholly owned subsidiary, Golar Gas Holding Company, Inc. entered into a loan agreement for an amount up to $60 million with certain of the lenders under the Golar LNG Facility, being Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V. The proceeds of this loan were used to assist in the financing of our newbuilding installments.

     The loan accrued floating interest at a rate per annum equal to the aggregate of LIBOR, which is the London Inter Bank Offered Rate, plus 2.0 per cent per annum, increasing by 0.25 per cent per annum on 30 November 2004 and 30 November 2005. The loan had a term of four years and eight months and was repayable in 15 quarterly installments of $4 million commencing in November 2003. The was repayable in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment.

     In addition to a second preferred ship mortgage on each of our vessels, except the Golar Mazo, to the lenders, the loan was secured by a second priority pledge of the capital stock of our shipowning subsidiaries, and a second priority assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreement and related documents also contained a number of restrictive covenants that were consistent with those in the Golar LNG Facility and additionally limited our ability to make distributions without our Lenders consent.

     As discussed below, the Golar LNG Subordinated facility was refinanced in April 2003.

     Leases

     In April 2003 we entered into a lease finance arrangement in respect to five of the LNG carriers that we currently operate with a subsidiary of a major UK bank, to which we refer as the UK Lessor. The five vessels are the Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur. As part of the UK vessel lease arrangement, we sold five of our subsidiary companies, which owned the relevant vessels, to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiary companies to us. Each of the five companies, now owned by the UK Lessor, subsequently entered into 20 year leases with a subsidiary of ours, Golar Gas Holding Company Inc., or GGHC, which, in turn, subleased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of assuming the business of operating each of the these vessels. While the UK Lessor has legal title to the vessels, the lease and subleases are all bareboat charters that give us complete operational control over, and responsibility for, the vessels. In addition, on expiration of the leases, we act as exclusive sales agent for the UK vessel lessor and receive 99.9 per cent of the net proceeds in the form of a rebate to us of lease rentals. However, we may not time charter the vessels to charterers, other than BG and Pertamina that have credit ratings below BBB+, without the UK Lessor's consent.

     We used $325 million of the proceeds we received together with $17.5 million of our cash reserves to repay two existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. We then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favor of our subsidiary GGHC as security for the lessor's obligations to pay certain sums to GGHC under the vessel lease agreements and by a mortgage transfer executed by GGHC in favor of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the vessel lease finance arrangement were used to make deposits with two banks amounting to $414.5 million. These banks then issued letters of credit securing our obligations under the vessel leases amounting to the present value of rentals due under the leases. Lease rentals are payable quarterly. At the end of each quarter the required deposit to secure the present value of rentals due under the UK vessel leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds released as a result of the reduction in the required deposit are available to pay the UK vessel lease rentals due at the end of the same quarter. After making this deposit and settling all outstanding fees relating to the transaction, our approximate cash inflow will be approximately $32.5 million.

     Each of the five UK vessel leases is for a period of 20 years that may be extended by us annually thereafter as long as the vessels remain seaworthy, and we are not otherwise in default of the leases. The principal security is comprised of two cash deposits with two different banks that have issued letters of credit securing our obligations under the UK vessel leases. The deposits are equal to the net present value of the minimum lease payments. In addition to the letters of credit. the UK Lessor's security includes a guarantee from the Company and a third priority; pledge of the capital stock of our shipowning subsidiaries that have subleased the vessels from GGHC, and an assignment of those vessels' earnings, insurance, and charters to the UK Lessor. We have also indemnified the UK Lessor against, among other things, increases in tax costs. We may terminate the UK vessel leases by paying the UK Lessor a termination rental in such an amount as will reduce the Lessor's investment balance, after taking into account all tax effects, to zero. The UK vessel leases provide that we will receive 99.9% of the net proceeds of any sale of the vessels by the UK Lessor in the form of a rebate of lease rentals, subject to claims by third parties, our lenders, and the UK Lessor itself. If we terminate the UK vessel leases within the first five years we would be liable to a termination fee which would also be charged against the net proceeds. In addition, we have agreed to indemnify the UK Lessor for any adverse tax consequences or rulings, which could result in our returning all or a portion of the cash inflow that we have received, posting additional security, or making other payments to the UK Lessor.

     The UK vessel lease agreements and related documents also contain a number of restrictive covenants that are similar to those of our New Golar LNG Facility and the New Golar LNG Subordinated Facility. Violation of those covenants and termination of the UK vessel leases could result in the sale of the vessels at that time. As the leases contain a right of quiet enjoyment in favor of BG and Pertamina, if there were a default and UK lease termination, the price realized on sale of the vessels could depend in part on whether potential buyers deem the assumption of the BG and Pertamina charters advantageous at the time.

     New Golar LNG Facility and New Golar LNG Subordinated Facility

     As noted above in April 2003, we entered into a refinancing in respect of the Golar LNG Facility and the Golar LNG subordinated facility. The new first priority loan, or New Golar LNG facility, is for an amount of $265 million and is with the same syndicate of banks as the Golar LNG facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus 1.5 per cent per annum. The loan has a term of four years and two months and is repayable in 16 quarterly installments and a final balloon payment of $138.8 million payable on May 31, 2007. The new second priority loan ("New Golar LNG subordinated facility") is for an amount of $60 million with the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus 2.0 per cent per annum, increasing by 0.25 per cent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly installments of $4 million commencing in November 2003. Both loans may be prepaid in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment.

     The New Golar LNG Facility is secured by a mortgage executed by the UK Lessor in favor of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favor of the lending banks. The New Golar LNG subordinated Facility is secured by a similar but second priority mortgage. In addition to the mortgages the New Golar LNG Facility and the New Golar LNG subordinated Facility are secured, on a first and second priority basis respectively, by a guarantee from us, a pledge of the capital stock of our shipowning subsidiaries, and an assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreements and related documents also contain a number of restrictive covenants that, subject to specified exceptions, limit our ability and the ability of Golar Gas Holding Company and our shipowning subsidiaries' to among other things:

          o merge into or consolidate with another entity or sell or otherwise dispose of all or substantially all of our assets;

          o    make or pay equity distributions;

          o    incur additional indebtedness;

          o incur or make any capital expenditure, other than capital expenditures for vessel upgrades required by our charterers;

          o materially amend, or terminate, any of our current charter contracts or management agreements; and

          o enter into any business other than owning the shipowning companies, in the case of Golar Gas Holding Company, and owning and operating the ships, in the case of the shipowning subsidiaries.

     The agreement also contains an event of default if, among other things, John Fredriksen and his affiliated entities cease to be the beneficial or legal owner of at least 25 per cent of our common shares.

D. Exchange Controls

None

E. Taxation

     The following discussion is a summary of the material tax considerations relevant to us and an investment decision by a U.S. holder and a non-U.S. holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. holders who own 10 per cent or more of our voting shares and investors whose functional currency is not the U.S. dollar, may be subject to special rules. U.S. holders and non-U.S. holders should consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

     The following are the material Bermuda tax consequences of our activities to us and to shareholders owning common shares. We are incorporated in Bermuda. Under current Bermuda law, we are not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by us to our shareholders. No Bermuda tax is imposed on shareholders with respect to the sale or exchange of common shares. Furthermore, we have received from the Minister of Finance of Bermuda under the Exempted Undertaking Tax Protection Act of 1966, as amended, an undertaking that, if Bermuda enacts any legislation imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, the imposition of such tax will not be applicable to us or any of our operations or to our common shares obligations until March 2016. As an exempted company, we are liable to pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to our assessable capital, that is, our authorized capital plus any share premium.

U.S. Federal Income Tax Considerations

     The following are the material U.S. federal income tax consequences to us and to U.S. holders and non-U.S. holders, as defined below, regarding (1) our operations and the operations of our vessel holding subsidiaries and (2) the acquisition, ownership and disposition of our common shares. The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, as amended, or the "Code", judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion is based, in part, on the description of our business as described above and assumes that we conduct our business as so described.

United States Taxation of Our Company

     Taxation of Operating Income: In General

     We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. taxation under Section 883 of the Code, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

     Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 per cent derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100 per cent derived from sources within the United States. We do not engage in transportation that gives rise to 100 per cent U.S. source income.

     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100 per cent derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

     Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 2000, 2001 and 2002 the U.S. source income that we derived from our vessels trading to U.S. ports was $736,470, $12,200,000 and $8,435,000 respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883, as described below, would have been $29,458, $488,000 and $337,400 respectively.

Application of Code Section 883

     Under Section 883 of the Code, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

     o we, and each subsidiary are organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as "the country of organization requirement"; and

     o more than 50 per cent of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, which we refer to as the "ownership requirement".

     The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the country of incorporation of each of our subsidiaries, as a qualified foreign country. Accordingly, we, and each subsidiary satisfy the country of organization requirement.

     In respect of the ownership requirement, Section 883 provides a special publicly-traded rule which exempts us from having to satisfy the ownership requirement if our shares are considered to be "primarily and regularly traded on an established securities market" located in our country of organization, Bermuda, in another qualified foreign country or in the United States, which we refer to as the "publicly-traded test". Furthermore, if we satisfy the publicly-traded test, the stock of our subsidiaries will be deemed to be owned by individual residents of Bermuda and each of our subsidiaries will satisfy the ownership requirement.

     Proposed regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2002, which we refer to as the "proposed regulations." These regulations superseded and replaced in their entirety the regulations interpreting Section 883 as initially proposed that were promulgated by the U.S Treasury Department in February of 2000.

     The proposed regulations will apply to taxable years ending thirty days or more after the date the regulations are published as final regulations in the Federal Register. As a result, such regulations will not be effective for calendar year taxpayers like ourselves until the calendar year 2004 at the earliest. At this time, it is unclear when the proposed regulations will be finalized and whether they will be finalized in their present form.

     The  proposed  regulations  provide,  in  pertinent  part,  that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market.

     At present, the sole class of shares that is issued and outstanding is our common shares. Our common shares are listed on the Oslo Stock Exchange, which is an established securities market in Norway and Norway has been recognized by the U.S. Treasury Department as a qualified foreign country. Our common shares are also listed on the Nasdaq National Market, which is an established securities market in the United States. For the taxable year ending December 31, 2002, the aggregate number of common shares that was traded on the Oslo Stock Exchange exceeded the aggregate number of shares traded on any other established securities market.

     The proposed regulations further provide that stock will generally be considered to be "regularly traded" on a securities market if:

     o stock representing more than 50 per cent of the issuer's outstanding shares, by voting power and value, is listed on such market, which we refer to as the "50 per cent listing threshold";

     o with respect to the class of stock relied upon to satisfy the 50 per cent listing threshold:

          o stock is traded on such market, other than in de minimis quantities, on at least 60 days during the taxable year, or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency threshold"; and

          o the aggregate number of shares of stock traded on such market is at least ten percent of the average number of shares outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume threshold".

     We currently satisfy the 50 percent listing threshold in respect of our common shares listed on both the Oslo Stock Exchange and the Nasdaq National Market.

     Our shares are currently traded on the Oslo Stock Exchange on a level sufficient to satisfy the trading frequency and trading volume thresholds. The proposed regulations provide that the trading frequency threshold and the trading volume threshold will be deemed satisfied if stock is traded on an established securities market in the United States and the stock is regularly quoted by dealers making a market in the stock, which we refer to as the "U.S. securities market exception". We expect that our common shares will be regularly quoted on the Nasdaq National Market by one or more dealers that make a market in our common shares and therefore our common shares will also qualify for the U.S. securities market exception.

     Notwithstanding the foregoing, the proposed regulations provide, in pertinent part, that stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50 per cent or more of the outstanding shares of that stock, by vote and value, are owned, within the meaning of the regulations, at any time during the taxable year by persons who each own five per cent or more of the value of the outstanding shares of that stock, known as the "five per cent override rule". The five per cent override rule will not apply, however, if we can establish that individual residents of qualified foreign countries, which we refer to as "qualified shareholders", own sufficient shares of our stock to preclude non-qualified shareholders from owning 50 per cent or more of the total value of our stock for more than half the number of days during the taxable year which we refer to as the "five per cent override exception".

     Based on our existing shareholdings, we would presently be subject to the five per cent override rule and in the absence of our being able to qualify for the five per cent override exception, we would not qualify for the special publicly-traded rule exempting us from having to satisfy the ownership requirement. We believe that our ability to satisfy either the five per cent override exception or the ownership requirement in accordance with the proposed regulations as currently drafted, in particular those provisions applicable to determining an individual taxpayer's residence or tax home, could be open to question.

     Until the proposed regulations are promulgated in final form and come into force, however, we intend to take the position on our U.S. tax return filings that we satisfy the publicly traded requirements of the statute as well as the ownership requirement and, therefore, we are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S.-source shipping income.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

     Four per cent Gross Basis Tax Regime

     To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a four per cent tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50 per cent of our shipping income would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed two percent.

     Net Basis and Branch Tax Regime

     To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35 per cent. In addition, we may be subject to the 30 per cent "branch-level" taxes (or such lesser tax as provided by an applicable income tax treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

     Our U.S. source shipping income will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

     o we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

     o substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

     We do not intend to have, or permit circumstances that would result in having, any of our vessels operating to the United States on a regularly scheduled basis or in having an office or other fixed place of business in the United States involved in the earning of shipping income. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

     Gain on Sale of Vessels

     To the extent any of our vessels makes more than an occasional voyage to U.S. ports, we may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent the gain on the sale of a vessel is incidental to our shipping income, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. However, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

     U.S. Taxation of U.S. Holders

     The term U.S. holder means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and owns our common shares as a capital asset, generally, for investment purposes.

     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

     Distributions

     Any distributions made by us with respect to our common shares to a U.S. holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid by us to a non-corporate U.S. holder may be eligible for preferential tax rates (through 2008) under recently enacted legislation provided that (1) our stock is readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the U.S. individual holder has owned our stock for more than 60 days in the 120-day period beginning 60 days before the date on which our stock becomes ex-dividend. No guidance has been issued by the Internal Revenue Service defining when the stock of a foreign corporation will be treated as readily tradable on an established securities market in the United States for this purpose. In addition, as discussed below in "Anti-Deferral Regimes", there is no assurance that we will not become a passive foreign investment company or a foreign personal holding company in any year. Certain limitations may also apply to any "extraordinary dividends" paid by us. Therefore, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a U.S. individual holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. holder.

     Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder's tax basis in his common shares on a dollar for dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, a U.S. holder that is a corporation will not be entitled to claim a dividends received deduction with respect to any distributions it receives from us. Dividends paid with respect to our common shares will generally be treated as "passive income" or, in the case of certain types of U.S. holders, "financial services income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

     Sale, Exchange or other Disposition of Our Common Shares

     Subject to the discussion below under "Passive Foreign Investment Company," a U.S. holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. holder from such sale, exchange or other disposition and the U.S. holder's tax basis in the common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. holder's holding period in our stock is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. holder's ability to deduct capital losses is subject to certain limitations.

Anti-Deferral Regimes

     Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. holders (or to the direct or indirect beneficial owners of some non-U.S. holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes are complex, and U.S. holders should consult their tax advisers with respect to the applicability and impact of these regimes to their ownership of our shares.

     Passive Foreign Investment Company

     We will be a "passive foreign investment company" if either:

     o 75 per cent or more of our gross income (including the gross income of any subsidiary of which we own, directly or indirectly, 25 per cent or more of the value of its stock) in a taxable year is passive income; or

     o at least 50 per cent of our assets (including the assets of any subsidiary) in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.

     To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not passive income for passive foreign investment company purposes. However, passive income would include amounts derived by reason of the temporary investment of funds raised in an offering and amounts derived through spot trading of LNG for our own account.

     On the basis of the above, we believe that we are not currently a passive foreign investment company and do not expect to be a passive foreign investment company in the foreseeable future. However, because there are uncertainties in the application of the passive foreign investment company rules (including whether the Internal Revenue Service disagrees with the conclusion that time and voyage charters do not give rise to passive income for purposes of the passive foreign investment company income test), and because it is an annual test, there can be no assurance that we will not become a passive foreign investment company in any year.

     If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. holder who is treated as owning our shares during any period in which we are so classified, for purposes of the passive foreign investment company rules would be liable to pay tax, at the then highest prevailing income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. holder's entire holding period of our shares. An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. holder to the extent that the amount of those distributions exceeds 125 per cent of the average distributions made by the passive foreign investment company during a specified base period. The tax at ordinary rates and interest would not be imposed if the U.S. holder makes a mark-to-market election, as discussed below. Further, a U.S. holder that acquires our shares from a decedent (other than certain non-resident aliens) whose holding period for the shares includes time when we were a passive foreign investment company would be denied the normally available step-up of income tax basis for the shares to fair market value at the date of death and instead would have a tax basis limited to the lower of fair market value of the shares or decedent's tax basis.

     In some circumstances, a U.S. holder may avoid the unfavorable consequences of the passive foreign investment company rules by making a qualified electing fund election with respect to us. A qualified electing fund election effectively would require an electing U.S. holder to include in income its pro rata share of our ordinary earnings and net capital gain. However, a U.S. holder cannot make a qualified electing fund election with respect to us unless we comply with certain reporting requirements and we do not intend to provide the required information. If we become a passive foreign investment company and, provided our shares are regularly traded on a "qualified exchange", a U.S. holder may make a mark-to-market election. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. The Nasdaq National Market, on which our common shares are traded, is a qualified exchange for U.S. federal income tax purposes. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. holder's adjusted basis in the shares is included in the U.S. holder's income as ordinary income. In addition, the excess, if any, of the U.S. holder's adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. holder included in income in previous years. If a U.S. holder makes a mark-to-market election after the beginning of its holding period, the U.S. holder does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

     Foreign Personal Holding Company

     We will be a foreign personal holding company, for United States federal income tax purposes, if both:

     o five or fewer individuals who are United States citizens or residents own or are deemed to own (under applicable attribution rules) more than 50 per cent of all classes of our stock measured by voting power or value; and

     o we receive at least 60 per cent (50 per cent in years other than our first taxable year as a foreign personal holding company) of our gross income (regardless of source), as specifically adjusted, from certain passive sources.

     If we are classified as a foreign personal holding company, a portion of our "undistributed foreign person holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of our U.S. holders who are shareholders on the last taxable day of our taxable year, or, if earlier, the last day on which we are classifiable as a foreign personal holding company. That portion of our income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. holders who dispose of their shares prior to the date set forth above would not be subject to a tax under these rules. In addition, an individual U.S. holder who acquires our common shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death which would otherwise be available and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. We believe that we are not a foreign personal holding company. However, no assurance can be given that we will not qualify as a foreign personal holding company in the future.

     U.S. Taxation of "Non-U.S. Holders"

     A beneficial owner of our common shares that is not a U.S. holder is referred in this offering as a "non-U.S. holder."

     Dividends on Our Common Shares

     Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends made by us with respect to our common shares, unless the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to those dividends, the dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.

     Sale, Exchange or Other Disposition of Our Common Shares

     Non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless: (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S., or if the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; or (ii) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

     If the non-U.S. holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from our common shares, including dividends on the common shares and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. holders. In addition, if you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30 per cent, or at a lower rate specified by an applicable income tax treaty.

     Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements and "backup withholding" if you are a non-corporate U.S. holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

     Non-U.S. holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN.

     If you sell your common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the U.S., if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the U.S.

     Backup withholding is not an additional tax. Rather you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

     Not Applicable

G. Statements by Experts

     Not applicable

H. Documents on display

     Our Registration Statement effective became effective on November 29, 2002 and we are now subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this document and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, including primarily interest rate and foreign currency exchange risk. We do not enter into derivative instruments for speculative or trading purposes. In certain situations, we may enter into derivative instruments to achieve an economic hedge of the risk exposure. With the adoption of FAS 133, certain economic hedge relationships may no longer qualify for hedge accounting due to the extensive documentation and strict criteria of the new standard.

     Interest rate risk. A significant portion of our long-term debt is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

     As of December 31, 2002 and 2001, the notional amount of the interest rate swaps outstanding was $183.8 million and $194.8 million, respectively and the amount of debt with a fixed rate of interest was $55 million and $zero respectively. The principal of the loans outstanding as of December 31, 2002 and 2001 was, $710.3 million and $609.6 million, respectively. For disclosures of the fair value of the derivatives and debt obligations outstanding as of December 31, 2002 and 2001, see Note 21 to the Financial Statements.

     Foreign currency risk. Periodically, the Company may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars (primarily Sterling, Filipino Pesos and Pesetas). There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. As of December 31, 2002, 2001 and 2000, there was no significant exposure to a foreign currency. We have not entered into derivative contracts to minimize this transaction risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable

ITEM 13. DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

     Changes in internal controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

ITEM 17. FINANCIAL STATEMENTS

     Not Applicable

ITEM 18. FINANCIAL STATEMENTS

     We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-34.

                                Golar LNG Limited

             Index to CONSOLIDATED AND COMBINED Financial Statements

                                                                            Page

Report of Independent AccountantsF-2

Audited Consolidated and Combined Statements of Operations for
the years ended December 31, 2002, 2001 and 2000 ............................F-3

Audited Consolidated and Combined Statements of Comprehensive
Income for the years ended December 31, 2002, 2001 and 2000 .................F-4

Audited Consolidated Balance Sheets as of December 31, 2002 and 2001 ........F-5

Audited Consolidated and Combined Statements of Cash Flows for the
years ended December 31, 2002, 2001 and 2000 ................................F-6

Audited Consolidated and Combined Statements of Changes in
Stockholders' Equity for the years ended December 31, 2002 and 2001 .........F-7

Notes to Consolidated and Combined Financial Statements .....................F-8

Report of Independent Accountants

To the Board of Directors and Stockholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company is considering various funding strategies for its capital commitments under long-term shipbuilding contracts for which it has not yet obtained full financing, including a payment due on December 31, 2003.


PricewaterhouseCoopers LLP
London, United Kingdom
June 30, 2003

Golar LNG Limited
Consolidated and Combined Statements of Operations for the years ended December 31, 2002, 2001 and 2000
(in thousands of $, except per share data)

                                     Note          2002        2001        2000

Operating revenues
Time charter revenues                           129,076     112,324     110,705
Vessel management fees                            1,535       1,899       2,304
-------------------------------------------------------------------------------
Total operating revenues                        130,611     114,223     113,009
-------------------------------------------------------------------------------
Operating expenses
Vessel operating expenses                        28,061      24,537      20,973
Administrative expenses                           6,127       8,232       7,715
Restructuring expenses                  6            --       1,894          --
Depreciation and amortization                    31,300      31,614      36,488
-------------------------------------------------------------------------------
Total operating expenses                         65,488      66,277      65,176
-------------------------------------------------------------------------------
Operating income                                 65,123      47,946      47,833
-------------------------------------------------------------------------------
Financial income (expenses)
Interest income                                   1,073       3,254       2,124
Interest expense                                (23,553)    (32,508)    (44,539)
Other financial items                   7       (17,887)    (12,363)     (2,405)
-------------------------------------------------------------------------------
Net financial expenses                          (40,367)    (41,617)    (44,820)
-------------------------------------------------------------------------------
Income before income taxes and
minority interest                                24,756       6,329       3,013
-------------------------------------------------------------------------------
Minority interest in net income
of subsidiaries                                  (2,469)      1,607       3,439
Income taxes                            8            88         356          78
-------------------------------------------------------------------------------
Net income (loss)                                27,137       4,366        (504)
===============================================================================

Earnings (loss) per share
Basic and diluted                       9      $   0.48    $   0.08    $  (0.01)
===============================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Statements of Comprehensive Income for the years ended December 31, 2002, 2001 and 2000
(in thousands of $)

                                                           2002       2001       2000
Net income (loss)                                        27,137      4,366       (504)

Other Comprehensive income (loss), net of tax:
   Recognition of minimum pension liability              (5,398)    (1,472)    (3,598)
   Recognition of transition obligation under FAS 133        --     (2,850)        --
   Reversal of transition obligation under FAS 133           --         64         --
-------------------------------------------------------------------------------------
Other comprehensive income (loss)                        (5,398)    (4,258)    (3,598)
=====================================================================================

-------------------------------------------------------------------------------------
Comprehensive income (loss)                              21,739        108     (4,102)
=====================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2002 and 2001
(in thousands of $)

                                              Note              2002        2001
ASSETS
Current Assets
Cash and cash equivalents                                     52,741      57,569
Restricted cash and short-term investments                    12,760      14,163
Trade accounts receivable                       11                --         188
Other receivables, prepaid expenses and
accrued income                                  12             2,758       2,602
Amounts due from related parties                13               281         261
Inventories                                                    2,482       2,650
--------------------------------------------------------------------------------
Total current assets                                          71,022      77,433

Newbuildings                                    14           291,671     132,856
Vessels and equipment, net                      15           617,583     641,371
Deferred charges                                16             7,163       4,177
Other long term assets                          17               496         154
--------------------------------------------------------------------------------
Total assets                                                 987,935     855,991
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt               21            48,437      41,053
Current indebtedness due to related parties     21            32,703      85,278
Trade accounts payable                                         3,001       1,995
Accrued expenses                                18            10,286       7,684
Amounts due to related parties                                   642       1,049
Other current liabilities                       19            31,477      18,887
--------------------------------------------------------------------------------
Total current liabilities                                    126,546     155,946
Long-term liabilities
Long-term debt                                  21           629,173     483,276
Other long-term liabilities                     22            22,731      16,552
--------------------------------------------------------------------------------
Total liabilities                                            778,450     655,774
Commitments and contingencies (See Note 27)
Minority interest                                             13,349      25,820
Stockholders' equity                                         196,136     174,397
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                   987,935     855,991
================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
(in thousands of $)

                                                 Note       2002        2001        2000
Operating activities
Net income (loss)                                         27,137       4,366        (504)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
   Depreciation and amortization                          31,300      31,680      36,488
   Amortization of deferred charges                          972       2,097       1,359
   (Loss) income attributable to minority
   interests                                              (2,469)      1,607       3,439
   Drydocking expenditure                                 (1,600)    (10,222)     (6,694)
   Trade accounts receivable                                 188         (77)         (4)
   Inventories                                               168        (591)        257
   Prepaid expenses and accrued income                      (156)        725         188
   Amount due from/to related companies                     (427)       (238)     (5,217)
   Trade accounts payable                                  1,006         196         274
   Accrued expenses                                        3,518         267      (1,116)
   Other current liabilities                              11,579      12,233       1,039
----------------------------------------------------------------------------------------
   Net cash provided by operating activities              71,216      42,043      29,509
----------------------------------------------------------------------------------------
Investing activities
   Cash paid for Osprey's LNG interests,
   net of cash acquired                                       --    (530,945)         --
   Additions to newbuildings                       14   (158,815)   (132,856)    (93,960)
   Additions to vessels and equipment                     (5,912)     (7,258)     (2,900)
   Purchase of short term investments                         --          --     (14,231)
   Restricted cash and short-term investments              1,403      (1,072)    (13,091)
   Proceeds from maturity of short term
   investments                                                --      14,231          --
   Proceeds from sales of other assets                        --          --       1,334
----------------------------------------------------------------------------------------
   Net cash used in investing activities                (163,324)   (657,900)   (122,848)
----------------------------------------------------------------------------------------
Financing activities
   Proceeds from long-term debt                    21    194,335     325,000      88,191
   Proceeds from short term debt due to
   related parties                                 21     16,259      85,278          --
   Repayments of long-term debt                          (41,054)    (15,170)         --
   Repayment of short term debt due to
   related parties                                       (68,834)         --          --
   Financing costs paid                                   (3,424)     (3,231)         --
   (Distribution to) contribution from
   minority shareholders                           26    (10,002)         --       8,322
   Proceeds from issuance of equity                           --     275,808          --
----------------------------------------------------------------------------------------
   Net cash provided by financing activities              87,280     667,685      96,513
----------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
   equivalents                                            (4,828)     51,828       3,174
Cash and cash equivalents at beginning of
   period                                                 57,569       5,741       2,567
Cash and cash equivalents at end of period                52,741      57,569       5,741
========================================================================================
Supplemental disclosure of cash flow
   information:
Cash paid during the year for:
   Interest paid, net of capitalized interest             25,603      37,811      42,662
   Income taxes paid                                         321         411         268
Non-cash investing and financing activities:
   Forgiveness of intercompany payables,
   dividend out and return of capital                         --     455,890          --

   Liabilities assumed in business combination                --     214,500          --
========================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated and Combined Statements of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000
(in thousands of $, except number of shares)

                                    Note    Invested     Amounts    Share     Additional   Accumulated     Retained      Total
                                             Equity      due from   Capital   Paid in         Other        Earnings  Stockholders'
                                                         Related              Capital     Comprehensive                 Equity
                                                         Parties                              Income
Combined balance at December 31,                                                                                           225,056
1999                                         1,016,792   (791,736)        --          --              --         --
Net income (loss)                                (504)          --        --          --              --         --          (504)
Change in amounts due from
parent and affiliates                               --      36,080        --          --              --         --         36,080
Other comprehensive loss                            --          --        --          --         (3,598)         --        (3,598)
----------------------------------------------------------------------------------------------------------------------------------
Combined balance at December 31,
2000                                         1,016,288   (755,656)        --          --         (3,598)         --        257,034

Push down of World Shipholding
Ltd. basis                             23    (133,758)          --        --          --           6,384         --      (127,374)
Net loss                                       (3,210)          --        --          --              --         --        (3,210)
Change in amounts due from
parent and affiliates                               --     299,766        --          --              --         --        299,766
Other comprehensive loss                            --          --        --          --         (2,786)         --        (2,786)
----------------------------------------------------------------------------------------------------------------------------------
Combined balance at May 31, 2001               879,320   (455,890)        --          --              --         --        423,430

Issue of ordinary shares, net of       24           --          --    56,012     219,796              --         --        275,808
issuance costs
Forgiveness of  inter-company
balances, dividend out and
return of capital                            (455,890)     455,890        --          --              --         --             --
Purchase of the Golar LNG
businesses from Osprey Maritime
and Seatankers, Ltd, entities
under common control                         (423,430)          --        --   (107,515)              --         --      (530,945)
Net income                                          --          --        --          --              --      7,576          7,576
Other comprehensive loss                            --          --        --          --         (1,472)         --        (1,472)
----------------------------------------------------------------------------------------------------------------------------------
Consolidated balance at December
31, 2001                                            --          --    56,012     112,281         (1,472)      7,576        174,397

Net income                                          --          --        --          --              --     27,137         27,137
Other comprehensive loss                            --          --        --          --         (5,398)         --        (5,398)

----------------------------------------------------------------------------------------------------------------------------------
Consolidated balance at December
31, 2002                                            --          --    56,012     112,281         (6,870)     34,713        196,136
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Notes to Consolidated and Combined Financial Statements

1.   GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey") and of Seatankers Management Co. Ltd. ("Seatankers"). Osprey, through its parent World Shipholding Ltd. ("World Shipholding"), and Seatankers, are both indirectly controlled by Mr. John Fredriksen. Mr. Fredriksen is a Director, the Chairman and President of Golar. Osprey acquired its LNG interests in 1997 through the acquisition of Gotaas Larsen Shipping Corporation ("Gotaas Larsen").

The Company owns and operates a fleet of six liquefied natural gas ("LNG") carriers, all of which are currently under long term charter contracts. The Company owns five of its vessels through wholly owned subsidiaries and has a 60 per cent interest in the sixth vessel. Additionally, the Company is building four new LNG carriers at a cost of $658.9 million excluding financing costs. These newbuildings are for delivery between August 2003 and October 2004.

The Company has obtained financing for one of its newbuildings and believes it has sufficient facilities to meet its anticipated funding needs until December 30, 2003. However, the Company currently does not have sufficient facilities to meet payments in respect of the further three newbuildings, due on December 31, 2003 and thereafter. As at June 30, 2003 additional facilities of $278 million will be needed to meet commitments under the newbuilding construction program for the further three newbuildings payable on December 31, 2003 and thereafter, including $100.5 million payable on December 31, 2003 on delivery of the Company's second newbuilding. The construction contracts include penalty clauses for non-payment of installments which could result in the yards retaining the vessels with no compensation to Golar for advance payments made. These penalty clauses would not be enforceable prior to January 2004 in relation to the installment due on December 31, 2003. The Company expects that facilities required to meet the commitments as at December 31, 2003 and during 2004 will be provided from a combination of debt finance, lease arrangements for existing vessels and newbuildings and cash flow from operations. The Company is in discussions with a number of financial institutions and others to provide financing for the remaining installments due on delivery of its three unfinanced vessels. The Company believes that upon conclusion of these discussions, sufficient facilities will be obtained to meet these commitments as they fall due. Accordingly, the financial statements have been prepared on a going concern basis of accounting.

Acquisition of Osprey by World Shipholding

In August 2000, World Shipholding commenced the acquisition of Osprey, a publicly listed Singapore company with LNG tankers, oil tankers and product tankers. World Shipholding gained a controlling interest of more than 50 per cent of Osprey in November 2000. In January 2001, World Shipholding's interest increased to over 90 per cent and the acquisition was completed in May 2001. The acquisition of Osprey by World Shipholding was accounted for as a purchase transaction and the purchase price was therefore allocated to the assets and liabilities acquired based on their fair value as of each acquisition date with vessels being valued on the basis of independent appraisals. The fair value of the net assets acquired exceeded the purchase price. As such, the negative goodwill associated with the acquisition has been allocated to reduce the values of the vessels and the new basis reflected in Golar LNG's financial statements through push down accounting (as indicated in Note 23), which occurred on January 31, 2001.

Acquisition of LNG interests by Golar LNG Limited

On May 21, 2001, the Company entered into purchase agreements with Osprey and Seatankers to purchase its LNG shipping interests. These LNG shipping interests comprised the ownership of LNG carriers, a contract and options to build LNG vessels and a management organization that provides management services for LNG carriers owned by the Company and third parties. To finance the purchase of the LNG operations, the Company raised $280 million through the placement in Norway of 56 million shares at a price of $5.00 per share. Osprey subscribed for 28 million shares with the remaining 28 million shares being subscribed by private investors. In addition, a wholly-owned subsidiary of the Company raised $325 million through a credit facility secured by the underlying vessels. The purchase price for the LNG operations was $530.9 million as indicated below:

--------------------------------------------------------------------------------
(in millions  of $)
--------------------------------------------------------------------------------

Proceeds from share issuance                                              280.0
Credit facility                                                           325.0
                                                                          -----
                                                                          605.0
Less: transaction fees and expenses                                        (4.2)
Less: surplus cash available                                              (69.9)
                                                                          -----
Purchase price                                                            530.9
Less: net assets acquired                                                (423.4)
                                                                          -----
Excess of purchase price over net assets acquired                         107.5
                                                                          =====

The purchase price included amounts paid to Osprey and Seatankers totaling $5.0 million for the assignment of newbuilding contracts and options. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo as described in Note 21. Additionally, the Company forgave certain intercompany receivables totaling $455.9 million.

Mr. John Fredriksen indirectly controls 50.01 per cent of the Company through the initial 12,000 shares issued at the Company's formation and the 28 million shares purchased by Osprey. As required under generally accepted accounting principles in the United States, the purchase of the LNG operations has been treated by the Company as a transaction between entities under common control. The Company recorded the LNG assets and liabilities acquired from World Shipholding and Seatankers at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". The difference between the purchase price as described above and the net assets recorded in the Company's books using the predecessor basis was reflected as a reduction in equity in the amount of $107.5 million.

2.   ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated in the financial statements. All inter-company balances and transactions have been eliminated. Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method.

For the year ended December 31, 2002 the financial statements of Golar as a separate entity are presented on a consolidated basis. For the year ended December 31, 2001, the five months to May 31, 2001, have been carved out of the financial statements of Osprey and are presented on a combined basis. For the seven months from June 1, 2001 to December 31, 2001, the financial statements of Golar as a separate entity are presented on a consolidated basis. For the year ended December 31, 2000 the combined financial statements presented herein have been carved out of the financial statements of Osprey. With effect from May 31, 2001 the predecessor basis of accounting has been applied to the acquisition of the LNG interests of Osprey and Seatankers as discussed above. The financial statements for the years ended December 31, 2002 and 2001, therefore reflect the following:

o the pushdown of purchase accounting adjustments with effect from January 31, 2001 (resulting from the acquisition of Osprey by World Shipholding);

o the application of the predecessor basis of accounting with effect from May 31, 2001 resulting from the Company's acquisition of the LNG interest of Osprey and Seatankers; and

o the establishment of a new equity and debt structure with effect from May 31, 2001 in connection with the common control acquisition by Golar of the LNG business of Osprey and the carry over of the historic basis from this date;

The accompanying financial statements include the financial statements of the corporations listed in Note 3.

Osprey was a shipping company with activities that included oil tankers and product carriers as well as LNG carriers. Where Osprey's assets, liabilities, revenues and expenses relate to the LNG business, these have been identified and carved out for inclusion in these financial statements for the years ended December 31, 2001 and 2000. Where Osprey's assets, liabilities, revenues and expenses relate to one specific line of business but not the LNG business, these have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Osprey that cannot be related to a specific vessel type of operations have been allocated based on the number of vessels in Ospreys' fleet including its tanker operations. The Osprey group operated a centralized treasury system and did not have separate banks accounts for each of its subsidiaries. For the LNG operations there were separate bank accounts for Golar Mazo and for the remaining LNG activities interest income has been allocated in the carved out combined financial statements based on operating cash flows, net of debt servicing. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Golar operated on a stand-alone basis for all periods presented. The financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for the years ended December 31, 2001 and 2000 as the Company may have made different operational and investment decisions as a Company independent of Osprey.

During the period of Osprey's ownership of the LNG business, overhead costs allocated, as described above, are derived from costs associated with the corporate headquarters in Singapore and from the London office which managed and still does manage the operations of the business. The amount of costs, presented as part of administrative expenses, that was allocated from the Singapore headquarters was $743,000 and $3,000,000 for the years ended December 31, 2001 and 2000 respectively. In addition, of the $1,894,000 restructuring expenses incurred during 2001, $1,598,000 was allocated from the Singapore headquarters.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements do not purport to be indicative of either our future financial position or results of operations had Golar been a stand-alone entity for the periods presented.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues generated from time charter hire are recorded over the term of the charter as service is provided. Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally between two to five years. Revenues generated from management fees are also recorded ratably over the term of the contract as service is provided. Revenues include minimum lease payments under time charters as well as the reimbursement of certain vessel operating and drydocking costs.

Vessel operating costs include an allocation of administrative overheads that relate to vessel operating activity which includes certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. For the years ended December 31, 2002, 2001 and 2000, $2,250,000, $2,033,000 and $1,909,000
have been allocated to vessel operating costs, respectively.

Cash and cash equivalents

The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Short-term investments

The Company considers all short-term investments as held to maturity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". These investments are carried at amortized cost. The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Insurance claim receivables

Insurance claim receivables are recognized when the facts and circumstances support the legal recovery and management believes it is virtually certain that the claims will be recovered.

Inventories

Inventories, which are comprised principally of lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Newbuildings

The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has had to pay by way of purchase installments, and other capital expenditures together with capitalized loan interest. No charge for depreciation is made until the vessel is delivered.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives. Refurbishment costs incurred during the period are capitalized as part of vessel and equipment.

Included in vessels and equipment is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired and for the amounts reflected as part of the push down of the World Shipholding basis, the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

Useful lives applied in depreciation are as follows:

Vessels                                     40 years
Deferred drydocking expenditure             two to five years
Office equipment and fittings               three to six years

Impairment of long-lived assets

Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Deferred charges

Costs associated with long term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in Other Financial Items.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortization and is being amortized on a straight-line basis over a period of approximately 20 years.

Derivatives

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. Upon initial adoption, the company recognized the fair value of its derivatives as liabilities of $2.8 million and a charge of $2.8 million was made to other comprehensive income.

Pre-SFAS 133

Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis. When hedge accounting is applied, the differential between the derivative and the underlying hedged item is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. Prior to January 1, 2001, the fair values of the interest rate swaps are not recognized in the financial statements.

If a derivative ceases to meet the criteria for hedge accounting, any subsequent gains and losses are currently recognized in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged instrument is recognized in income. Accordingly, should a swap be terminated while the underlying debt remains outstanding, the gain or loss is adjusted to the basis of the underlying debt and amortized over its remaining useful life.

Post-SFAS 133

SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

The Company does not enter into derivative contracts for speculative or trading purposes.

Foreign currencies

The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company reports in U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Stock-based compensation

Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged, but not required, to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see Note
24).

Earnings (loss) per share

Basic earnings per share ("EPS") is computed based on the income (loss) available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 9).

3.   SUBSIDIARIES AND INVESTMENTS

---------------------------------------------------------------------------------------
                                                         Principal          Percentage
Name                                  Country of         Activities           held as
                                      Incorporation         as of               of
                                                         December 31,      December 31,
                                                            2002               2002
---------------------------------------------------------------------------------------
Golar Gas Holding Company Inc.        Liberia          Holding                 100
Golar Maritime (Asia) Inc.            Liberia          Holding                 100
Gotaas-Larsen Shipping  Corporation   Liberia          Holding                 100
Oxbow Holdings Inc.                   British Virgin   Holding                 100
                                      Islands
Golar Gas Cryogenics Inc.             Liberia          Vessel ownership        100
Golar Spirit (Bermuda) Limited        Bermuda          Dormant                 100
Golar Gimi Inc.                       Liberia          Vessel ownership        100
Golar Gimi (Bermuda) Limited          Bermuda          Dormant                 100
Golar Hilli Inc.                      Liberia          Vessel ownership        100
Golar Hilli (Bermuda) Limited         Bermuda          Dormant                 100
Golar Khannur Inc.                    Liberia          Vessel ownership        100
Golar Khannur (Bermuda) Limited       Bermuda          Dormant                 100
Golar Freeze Inc.                     Liberia          Vessel ownership        100
Golar Freeze (Bermuda) Limited        Bermuda          Dormant                 100
Faraway Maritime Shipping Inc.        Liberia          Vessel ownership         60
Golar LNG 2215 Corporation            Liberia          Vessel ownership        100
Golar LNG 1444 Corporation            Liberia          Vessel ownership        100
Golar LNG 1460 Corporation            Liberia          Vessel ownership        100
Golar LNG 2220 Corporation            Liberia          Vessel ownership        100
Golar International Ltd.              Liberia          Vessel management       100
Golar Maritime Services Inc.          Philippines      Vessel management       100
Golar Maritime Services, S.A.         Spain            Vessel management       100
Gotaas-Larsen International Ltd.      Liberia          Vessel management       100
Golar Management Limited              Bermuda          Management              100
Golar Management (UK) Limited         United Kingdom   Dormant                 100
Golar Maritime Limited                Bermuda          Management              100
Aurora Management Inc.                Liberia          Management               90

4.   ADOPTION OF NEW ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the Company prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's disclosure of guarantees is included in Note 26 of the Notes to Financial Statements. The Company is currently evaluating the impact of Interpretation 45 on the Company's results of operations and financial position.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the impact of Interpretation 46 on the Company's results of operations and financial position.

5.   SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. The Company's fleet is all operating under time charters and these charters are with two charterers, British Gas and Pertamina. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

6.   RESTRUCTURING EXPENSES

Restructuring expenses of $1.9 million in the year ended December 31, 2001 consist of employment severance costs for management and administrative employees in London and Singapore incurred in connection with the restructuring of Osprey's operations following the acquisition by World Shipholding which was completed prior to May 31, 2001. These have been allocated to the Company based on the number of vessels in Ospreys' fleet including its tanker operations. The total number of employees terminated, from which the cost has been allocated, was 17. The cost of $1.9 million represents the actual cost and employee numbers are actual numbers terminated. The cost of $1.9 million was charged to the statement of operations in 2001 with no remaining provision as of December 31, 2001.

7.   OTHER FINANCIAL ITEMS

--------------------------------------------------------------------------------
(in thousands of $)                                     2002      2001      2000
--------------------------------------------------------------------------------

Amortization of deferred financing costs                 864     2,097     1,359
Financing arrangement fees and other costs               332     1,857       983
Market valuation adjustment for interest
rate derivatives                                      16,458     8,221        --
Foreign exchange loss                                    233       188        63
--------------------------------------------------------------------------------
                                                      17,887    12,363     2,405
================================================================================

8.   TAXATION

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50 per cent owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions

Current taxation relates to the taxation of a United Kingdom branch of a subsidiary and tax on interest income received by certain other subsidiaries of the Company. The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $211,000 and $154,000 at December 31, 2002 and 2001, respectively. These assets relate to differences for depreciation and pension liabilities.

9.   EARNINGS (LOSS) PER SHARE

Basic earnings per share for the year ended December 31, 2002 has been calculated with reference to the weighted average number of common shares in issue during the year. The Company's capital structure was determined with the capital reorganization that took place on May 31, 2001. For the periods prior to May 31, 2001, the preparation of the carved out combined financial statements did not result in the recording of any specific share capital. To provide a measurement of EPS for the years ended December 31, 2001 and 2000, the computation of basic EPS is based on the shares issued in connection with the formation of the Company and the subsequent placement of 56 million shares as described in Note 1. The computation of diluted EPS for the years ended December 31, 2002 and 2001, assumes the foregoing and the conversion of potentially dilutive instruments. There were no dilutive securities outstanding during the year ended December 31, 2000.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                      2002     2001     2000
--------------------------------------------------------------------------------

Net income (loss) available to stockholders            27,137    4,366     (504)
================================================================================

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

--------------------------------------------------------------------------------
(in thousands )                                       2002       2001       2000
--------------------------------------------------------------------------------

Basic earnings per share:
Weighted average number of common shares
outstanding                                         56,012     56,012     56,012
================================================================================

Diluted earnings per share:
Weighted average number of common shares
outstanding                                         56,012     56,012     56,012
Dilutive share options                                   9          7         --
--------------------------------------------------------------------------------
                                                    56,021     56,019     56,012
================================================================================

10.  LEASES

Rental income

The minimum future revenues to be received on time charters as of December 31, 2002 were as follows:

--------------------------------------------------------------------------------
Year ending December 31,                                                   Total
(in thousands of $)
--------------------------------------------------------------------------------

2003                                                                     116,914
2004                                                                     140,396
2005                                                                     142,440
2006                                                                     139,499
2007                                                                     119,746
2008 and later                                                           842,650
--------------------------------------------------------------------------------
Total                                                                  1,501,645
================================================================================

The minimum future revenues above include time charter revenues for newbuilding Hull 2215 from January 2004 (see Note 28).

The long-term contracts for two of the Company's vessels are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a costs pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2002 were approximately $675.5 million and $58.7 million respectively and at December 31, 2001 were approximately $669.3 million and $29.3 million respectively.

Rental expense

The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancelable operating leases are as follows:

--------------------------------------------------------------------------------
Year ending December 31,
(in thousands of $)
--------------------------------------------------------------------------------

2003                                                                         878
2004                                                                         725
2005                                                                          --
2006                                                                          --
2007                                                                          --
2008 and later                                                                --
--------------------------------------------------------------------------------
Total minimum lease payments                                               1,603
================================================================================

Total minimum lease payments have been reduced by minimum sublease rentals under non-cancelable leases of $1,550,000 for the year ended December 31, 2003, and $1,421,000 for the year ended December 31, 2004. This relates to former office space that the Company no longer occupies. At the time the Company entered into this sublease arrangement, a provision was recognized for the difference between the Company's future obligation under the lease agreement and its anticipated sublease income over the remaining term of the lease. This provision is recognized as a reduction to rental expense over the life of the lease agreement and eliminates the Company's ongoing rental expense for these facilities. The provision is recorded in other current liabilities and other long-term liabilities. The provision balance at December 31, 2002 and 2001 was $1,239,000 and $2,194,000, respectively, of which $656,000 and $885,000 is shown in other current liabilities at December 31, 2002 and 2001, respectively. Total rental expense for operating leases was $2,709,000, $2,101,000 and $1,642,000 for the years ended December 31, 2002, 2001 and 2000, respectively and total sublease income was approximately $1,497,000, $1,158,000 and $839,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The amortization of the provision described above was $954,000, $450,000 and $344,500 for the years ended December 31, 2002, 2001 and 2000, respectively.

11.  TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil, as of December 31, 2002 and December 31, 2001.

12.  OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

--------------------------------------------------------------------------------
(in thousands of $)                                         2002            2001
--------------------------------------------------------------------------------

Other receivables                                          2,135           2,023
Prepaid expenses                                             623             312
Accrued interest income                                       --             267
--------------------------------------------------------------------------------
                                                           2,758           2,602
================================================================================

13.  DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2002 and 2001 of $281,000 and $261,000, respectively, represent fees due from Osprey for management of two VLCCs, seconded staff costs and recharge of sundry expenses.

14.  NEWBUILDINGS

--------------------------------------------------------------------------------
(in thousands of $)                                              2002       2001
--------------------------------------------------------------------------------
Purchase price installments at end of period                  276,486    129,864
Interest and other costs capitalized at end of period          15,185      2,992
--------------------------------------------------------------------------------
                                                              291,671    132,856
================================================================================

The amount of interest capitalized in relation to newbuildings was $12,268,000 and $2,637,000 for the years ended December 31, 2002 and 2001, respectively.

The Company has contracts to build four new LNG carriers at a total cost of $658.9 million, excluding financing costs. As at December 31, 2002, the installments for these vessels, were due to be paid as follows:

--------------------------------------------------------------------------------
(in millions of $)
--------------------------------------------------------------------------------

Paid in 12 months to 31 December 2001                                      129.9
Paid in 12 months to 31 December 2002                                      146.6
Payable in 12 months to 31 December 2003                                   157.4
Payable in 12 months to 31 December 2004                                   225.0
--------------------------------------------------------------------------------
                                                                           658.9
================================================================================

At December 31, 2002, the Company did not have facilities in place to finance its entire newbuilding program. As of June 2003 the Company had total loan facilities of $304 million, to finance its newbuilding program. These consist of a $180 million facility from Lloyds TSB Bank Plc ($162 million is in respect of the contract cost of newbuilding hull 2215 and the balance is for associated finance costs and other sundry items) of which $136.6 million has been drawn down to finance newbuilding installments; $64 million from a related party, Greenwich, of which $16.7 million has been drawn down and a $60 million facility from certain of the Golar LNG facility Lenders of which the full amount has been drawn down. In addition, the Company raised approximately $32.5 million being the cash inflow resulting from lease financing concluded in April 2003 as discussed in Note 28. The Company will require additional financing of approximately $278 million to fund all of its newbuilding construction commitments.

The commitments up to December 30, 2003 will be funded from existing facilities and cash generated from operations. Additional facilities are required to meet the final delivery installments for three of the Company's newbuildings payable on December 31, 2003 and during 2004

15.  VESSELS AND EQUIPMENT, NET

--------------------------------------------------------------------------------
(in thousands of $)                                      2002              2001
--------------------------------------------------------------------------------

Cost                                                  677,939           671,697
Accumulated depreciation                              (60,356)          (30,326)
--------------------------------------------------------------------------------
Net book value                                        617,583           641,371
================================================================================

Included in the above amounts as at December 31, 2002 and 2001 is equipment with a net book value of $778,000 and $1,337,000, respectively.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $31,300,000, $31,614,000 and $35,991,000 respectively. Depreciation expense is shown net of amounts allocated to other Osprey entities totaling $nil, $367,000 and $702,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

16.  DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. Deferred charges also include costs of $918,000 (December 31, 2001:
$nil) incurred in connection with a lease finance arrangement that was concluded in April 2003. The deferred charges are comprised of the following amounts:

--------------------------------------------------------------------------------
(in thousands of $)                                          2002          2001
--------------------------------------------------------------------------------
Debt arrangement fees and other deferred
financing charges                                           8,232         4,647
Accumulated amortization                                   (1,069)         (470)
--------------------------------------------------------------------------------
                                                            7,163         4,177
================================================================================

17.  OTHER LONG TERM ASSETS

--------------------------------------------------------------------------------
(in thousands of $)                                          2002           2001
--------------------------------------------------------------------------------
Deferred tax assets                                           211            154
Deferred development costs                                    285             --
--------------------------------------------------------------------------------
                                                              496            154
================================================================================

In May 2002, Golar signed a joint development agreement with Marathon Baja Limited, a subsidiary of Marathon Oil and GGS Holdings Limited ("GGS"), to participate in a project, led by Marathon Oil, to build a major Liquefied Natural Gas (LNG) import and re-gasification facility and power generation complex near Tijuana in the Mexican State of Baja California. It is anticipated that the project will commence operations during 2006.

Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project are to be shared as follows: Marathon 80%, GGS 10%, Golar 10% prior to the establishment of a lead project company and execution of a shareholders' agreement. The size of Golar's ultimate investment in this project has not yet been determined. In addition to becoming a shareholder, Golar will provide shipping capacity and shipping services to the project. The project partners are working on detailed implementation plans that include financing of the project.

Golar will expense its portion of the costs incurred during the development phase except where it relates to capital assets. During the year ended December 31, 2002, Golar's 10 percent share of the total development costs of the project was $1,077,000 (see Note 19), of which $792,000 was expensed and included in administrative expenses. The remaining $285,000, which relates to the purchase of land options has been capitalized as a long-term asset.

18.  ACCRUED EXPENSES

--------------------------------------------------------------------------------
(in thousands of $)                                               2002      2001
--------------------------------------------------------------------------------
Vessel operating and drydocking expenses                         4,213     3,160
Administrative expenses                                          1,733     2,787
Interest expense                                                 3,474     1,426
Provision for financing arrangement fees and other costs           842       115
Provision for tax                                                   24       196
--------------------------------------------------------------------------------
                                                                10,286     7,684
================================================================================

19.  OTHER CURRENT LIABILITIES

--------------------------------------------------------------------------------
(in thousands of $)                                             2002        2001
--------------------------------------------------------------------------------

Deferred drydocking and operating cost revenue                 2,445       1,200
Revenue received in advance                                       --       5,964
Marked to market interest rate swaps valuation                27,296      10,838
Provision for Baja project costs                               1,077          --
Other provisions                                                 659         885
--------------------------------------------------------------------------------
                                                              31,477      18,887
================================================================================

20.  PENSIONS

The Company has two pension plans covering substantially all of the employees of the Company and Osprey. Benefits are based on the employee's years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. The Company's plans are funded by the Company in conformity with the funding requirements of the applicable government regulations and actuarial recommendations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.

The components of net periodic benefit costs are as follows:

--------------------------------------------------------------------------------
(in thousands of $)                              2002         2001         2000
--------------------------------------------------------------------------------

Service cost                                    1,325        1,407        1,161
Interest cost                                   3,519        3,346        3,066
Expected return on plan assets                 (2,250)      (2,620)      (3,021)
Amortization of prior service cost                 --           --           --
Recognized actuarial loss                         504          615          (18)
--------------------------------------------------------------------------------
Net periodic benefit cost                       3,099        2,748        1,188
================================================================================

For the years ended 31 December 2001 and 2000, the net periodic benefit costs include amounts relating to the employees of Osprey, a related party. In 2001, the Company administered the plans on behalf of Osprey and charged a management fee to Osprey that includes a proportionate cost of plan contributions as well as certain administration costs. As such, in the preparation of historical financial statements, the Company has reduced administration expenses by $473,000 for the year ended December 31, 2001 and $951,000 for the year ended December 31, 2000, to reflect administration expenses as if this management agreement had existed for those respective years.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                           2002         2001
--------------------------------------------------------------------------------
Reconciliation of benefit obligation:
Benefit obligation at January 1                             49,576       45,836
    Service cost                                             1,325        1,407
    Interest cost                                            3,519        3,346
    Participant contributions                                   --           --
    Actuarial (gain)/loss                                     (733)       1,514
    Foreign currency exchange rate changes                     660          (66)
    Benefit payments                                        (2,466)      (2,461)
--------------------------------------------------------------------------------
Benefit obligation at December 31                           51,881       49,576
================================================================================

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                      28,326       33,309
    Actual return on plan assets                            (2,462)      (3,903)
    Employer contributions                                   1,525        1,453
    Participant contributions                                   --           --
    Foreign currency exchange rate changes                     491          (72)
    Benefit payments                                        (2,466)      (2,461)
--------------------------------------------------------------------------------
Fair value of plan assets at December 31                    25,414       28,326
================================================================================

Excess (deficit) of plan assets                            (26,467)     (21,250)
over projected benefit obligation (1)
    Unrecognized prior service cost                             --           --
    Unrecognized actuarial loss (gain)                      11,189        7,479
--------------------------------------------------------------------------------
Net amount recognized                                      (15,278)     (13,771)
================================================================================

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2002 and December 31, 2001.

The details of these plans are as follows:

---------------------------------------------------------------------------------------------
                                      December 31, 2002              December 31, 2001
                                 UK Scheme     Marine scheme    UK scheme     Marine scheme
(in thousands of $)
---------------------------------------------------------------------------------------------
Accumulated benefit obligation      (7,408)          (40,155)      (6,318)          (37,255)
---------------------------------------------------------------------------------------------
Projected benefit obligation        (7,688)          (44,193)      (6,539)          (43,037)
Fair value of plan assets            5,015            20,399        5,569            22,757
---------------------------------------------------------------------------------------------
Funded status                       (2,673)          (23,794)        (970)          (20,280)
=============================================================================================

The amounts recognized in the Company's balance sheet as of December 31 were as follows:

--------------------------------------------------------------------------------
(in thousands of $)                                  2002                  2001
--------------------------------------------------------------------------------

Accrued benefit liability                         (22,148)              (15,243)
Minimum pension liability                           6,870                 1,472
--------------------------------------------------------------------------------
Net amount recognized                             (15,278)              (13,771)
================================================================================

The weighted average assumptions used in accounting for the Company's plans at December 31 are as follows:

--------------------------------------------------------------------------------
                                                          2002              2001
--------------------------------------------------------------------------------

Discount rate                                             6.6%              7.1%
Expected return on plan assets                            8.0%              8.0%
Rate of compensation increase                             2.7%              4.0%

21.  DEBT

--------------------------------------------------------------------------------
(in thousands of $)                                       2002             2001
--------------------------------------------------------------------------------

Total long-term debt due to third parties              677,610          524,329
Total short-term debt due to related parties            32,703           85,278
--------------------------------------------------------------------------------
Total debt                                             710,313          609,607
Less: current portion of long-term debt due
      to third parties                                 (48,437)         (41,053)

Less: current portion short-term debt due to
      related parties
                                                       (32,703)         (85,278)
--------------------------------------------------------------------------------
                                                       629,173          483,276
================================================================================

The outstanding debt as of December 31, 2002 is repayable as follows:

--------------------------------------------------------------------------------
Year ending December 31,
(in thousands of $)
--------------------------------------------------------------------------------

2003                                                                      81,142
2004                                                                      62,532
2005                                                                      66,133
2006                                                                      75,494
2007                                                                     186,647
2008 and later                                                           238,365
--------------------------------------------------------------------------------
Total                                                                    710,313
================================================================================

The weighted average interest rate for debt, which is denominated in US dollars, as of December 31, 2002 and 2001 was 5.03 per cent and 6.3 per cent, respectively. During 2002, US$55 million of debt in respect of the Hull 2215 facility was fixed for a period of twelve years at a rate of 6.19 per cent until delivery and 5.9 per cent from delivery. The remainder of the Company's debt is US Dollar denominated floating rate debt

At December 31, 2002, the debt of the Company comprised the following, details of which are set out below:

--------------------------------------------------------------------------------
(in thousands of $)                                                Maturity date
--------------------------------------------------------------------------------

Greenwich loans                                            32,703           2003
Mazo facility                                             193,275           2013
Hull 2215 facility                                        134,335           2015
Golar LNG facility                                        290,000           2007
Golar LNG Subordinated facility                            60,000           2007
--------------------------------------------------------------------------------
                                                          710,313
--------------------------------------------------------------------------------

Mazo facility

On November 26, 1997 Osprey entered into a secured loan facility (the "Mazo facility") with a banking consortium for an amount of $214.5 million and secured by a mortgage on the vessel Golar Mazo. The facility was assumed by Golar from Osprey in May 2001. The facility bears floating interest rate of LIBOR plus
0.865 per cent and the repayment terms are six monthly and commenced on June 28, 2001. In connection with the Mazo facility, Osprey also entered into a collateral agreement with the same banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the Trust Company during the period of the loan. These balances are referred to in these financial statements as restricted cash.

Golar LNG facility

In May 2001 the Golar group entered into a secured loan facility (the "Golar LNG facility") with a banking consortium for an amount of $325.0 million. This six year facility bears floating rate interest of LIBOR plus 1.5 per cent. The loan is repayable in 22 quarterly installments and a final balloon payment of $147.5 million. The long-term debt is secured by a mortgage on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze. As discussed in Note 28, the Golar LNG facility was refinanced in April 2003.

Greenwich loans

In August 2001 and September 2001, Golar obtained loans of $32.6 million and $20 million respectively from Greenwich Holdings Limited, in order to finance the first and second installments due on newbuilding hull number 2215. The floating interest rate payable on these loans was LIBOR plus 2.5 per cent. The loans were repaid by Golar in March 2002 from funds arising on drawn down from the Hull 2215 facility. Until the repayment of the loans a subsidiary of Golar had guaranteed loans totalling $52.6 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske Bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee. The rate of interest that Greenwich paid to the banks was LIBOR plus 1.5 per cent.

In August 2001, Golar obtained a loan of $32.7 million from Greenwich, in order to finance the first installments due on newbuilding hull numbers 1460 and 2220. The loan was initially for a period of one year and the floating interest rate payable on this loan was LIBOR plus 2.5%. In connection with this loan, two subsidiaries of Golar have guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank and they have both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee. Until June 11, 2002 the rate of interest that Greenwich paid to the banks was LIBOR plus 1.5 per cent.

In June 2002, Golar obtained $16.3 million in loan finance from Greenwich, by way of an addendum to the existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second installment due on newbuilding hull number 1444. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The floating interest rate payable on the loan of $16.3 million was LIBOR plus 2.625 per cent. This rate also applies to the original $32.7 million from June 2002. The rate increases to LIBOR plus three per cent on any amounts still outstanding as at February 20, 2003. The rate of interest that Greenwich pays to the banks providing the above facilities is LIBOR plus 1.625 per cent from June 11, 2002 until February 20, 2003 and 2 per cent thereafter. The additional loan of $16.3 million was repaid in November 2002 from funds arising on draw down from the $60.0 million Golar LNG subordinated facility. Until the repayment of the loan of $16.3m a subsidiary of Golar had guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske Bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee.

In June 2003, Golar repaid $16.0 million to Greenwich in respect of the $32.7 million loan secured on hulls 1460 and 2220.

In June 2003 Greenwich reconfirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required, having confirmed the availability of this facility originally in September 2002. Furthermore Greenwich also confirmed the availability of $32.3 million, representing the amounts repaid in November 2002 and June 2003, should it be required. In addition an extension to the remaining outstanding loan of $16.7 million until July 2004 is available if required.

Hull 2215 facility

In December 2001 the Company signed a loan agreement with Lloyds TSB bank Plc for the purpose of financing newbuilding hull number 2215 (the "Hull 2215 facility") for an amount up to $180 million to include shipyard costs, capitalized interest and building supervision charges. The loan is for a period of 12 years from the date of delivery and bears floating interest rate of LIBOR plus 1.45 per cent up to date of delivery and thereafter at between LIBOR plus
1.125 per cent and LIBOR plus 1.5 per cent determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin could be higher than 1.5 per cent if the rating for the Charterer at any time fell below an S&P rating of "B". The facility is payable in 144 consecutive monthly installments and a final balloon payment of $118.0 million. It is a requirement of the facility that Golar fix the rate of interest on the balloon payment for the term of the loan. As at December 31, 2002 Golar had fixed the rate of interest on a principal amount of $55.0 million at a rate including margin of approximately 5.9 per cent p.a. for a period of 12 years. During 2002, the Company drew down $134.4 million of the facility, $52.6 million was used to repay loans from Greenwich in respect of the same vessel, as noted above and the remaining amount was used to finance the installment payments and interest expense in respect of hull 2215.

Golar LNG Subordinated facility

In October 2002, Golar entered into a secured subordinated loan facility (the "Golar LNG subordinated facility") with a banking consortium for an amount of $60.0 million. The facility is subordinated to the $325 million Golar LNG facility and has the same maturity date as the Golar LNG facility. The loan bears floating rate interest of LIBOR plus 2.0 per cent, increasing by 0.25 per cent on 30 November 2004 and 2005. The facility is repayable in 15 equal quarterly installments with first installment payable on 30 November 2003. The debt is secured by a second priority mortgage on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze. Of the $60.0 million drawn down, $16.3 million was used to repay a Greenwich loan as noted above and the remainder was used to finance installment payments in respect of Hull 1444, Hull 2220 and Hull 1460. As discussed in Note 28, the Golar LNG facility was refinanced in April 2003. Certain of the Company's debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders. In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. As of December 31, 2002 and 2001 the Company complied with the debt covenants of its various debt agreements.

22.  OTHER LONG-TERM LIABILITIES

--------------------------------------------------------------------------------
(in thousands of $)                                   2002                  2001
--------------------------------------------------------------------------------

Pension obligations                                 22,148                15,243
Other provisions                                       581                 1,309
--------------------------------------------------------------------------------
                                                    22,731                16,552
--------------------------------------------------------------------------------

23.  PUSH DOWN ACCOUNTING

The effect of push down accounting in January 2001 was to reduce the value of assets and liabilities recorded by Golar to reflect the change in basis realized as a result of World Shipholding's acquisition of Osprey as follows:

--------------------------------------------------------------------------------
(in thousands of $)
--------------------------------------------------------------------------------

Vessels and equipment, net                                               109,832
Deferred charges                                                           1,702
Goodwill                                                                   9,439
Pension obligations                                                        9,999
FAS 133 transition obligation                                              2,786
--------------------------------------------------------------------------------
                                                                         133,758
--------------------------------------------------------------------------------

24.  SHARE CAPITAL AND SHARE OPTIONS

The Company was incorporated on May 10, 2001 and 12,000 common shares of $1.00 par value each were issued to the initial shareholder. In May 2001, the Company issued 56,000,000 common shares at a price of $5.00 per share in a placement in Norway subscribed to by approximately 130 financial investors. These shares were issued to finance the acquisition of the LNG interest of Osprey as described in
Note 1.

At December 31, 2002 and December 31, 2001, authorized and issued share capital is as follows:

Authorized share capital:

--------------------------------------------------------------------------------
(in thousands of $, except share numbers)
--------------------------------------------------------------------------------
100,000,000 common shares of $1.00 each                                  100,000
================================================================================

Issued share capital:

--------------------------------------------------------------------------------
(in thousands of $, except share numbers)
--------------------------------------------------------------------------------
56,012,000 common shares of $1.00 each                                    56,012
================================================================================

In July 2001, the Board of the Company approved the grant of options to eligible employees to acquire an aggregate amount of up to 2,000,000 shares in the company. In July 2001, the Board of Golar approved the grant of options to certain directors and officers of the Company to acquire 400,000 shares at a subscription price of $5.75. These options vest on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant. There were no additional options granted during the year ended 31 December 2002. The weighted average fair value of the 400,000 options
in  the  year  ended   December  31,  2002  and  2001  was  $3.264  and  $1.785,
respectively. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
                                                         2002               2001
--------------------------------------------------------------------------------
Risk free interest rate                                 2.78%              4.39%
Expected life                                         5 years            5 years
Expected volatility                                       60%                20%
Expected dividend yield                                    0%                 0%

Compensation cost of $56,700 and $47,300 has been recognized in the year ended December 31, 2002 and 2001, respectively, in connection with the grant of the 400,000 options. This amount represents the difference between the subscription price of $5.75 and the market price of $6.01 (the equivalent to NOK56 at the exchange rate of NOK9.3153 to $1.00) on the date of grant, recognized over the vesting period of the options.

Had the compensation costs for the plan been calculated and accounted for in accordance with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
(in thousands of $, except per share data)                      2002       2001
--------------------------------------------------------------------------------

Net income
    As reported                                               27,137      4,366
    Add: Stock-based employee compensation expense
         in reported net income under APB 25, net of tax          57         47

    Less: Total stock-based compensation expense
          determined under SFAS 123 fair value
          method for all awards, net of tax                   (1,306)      (324)
--------------------------------------------------------------------------------
    Pro-forma                                                 25,888      4,089
================================================================================

Basic and diluted earnings per share
    As reported                                              $  0.48    $  0.08
    Pro-forma                                                $  0.46    $  0.07

In February 2002, the Board of Golar approved an employee share option scheme. Under the terms of the scheme, options may be granted to any director or eligible employee of the Company or its subsidiaries. Options are exercisable for a maximum period of nine years following the first anniversary date of the grant. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant.

The number of shares granted under the plans may not in any ten year period exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option.

25.  FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Credit Lyonnais, Bank of Taiwan, Credit Agricole Indosuez, The Fuji Bank, Limited, and the Industrial Bank of Japan, Limited. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

Prior to the adoption of SFAS 133, all interest rate derivatives were designated and effective as hedges of the Company's exposure to interest rate fluctuations. After the adoption of SFAS 133 on January 1, 2001, hedge accounting has not been applied. As a result of the adoption of SFAS 133, the Company recorded a transition adjustment of $2.8 million on January 1, 2001. For the purpose of the carved-out combined financial statements for the year ended December 31, 2000, the portfolio of swaps has been allocated based on the proportion of hedged loans that have been carved out and pushed down from Osprey.

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

----------------------------------------------------------------------------------------------
                                        Notional Amount
Instrument                         December 31,   December 31,      Maturity   Fixed Interest
                                           2002           2001         Dates            Rates
(in thousands of $)
----------------------------------------------------------------------------------------------
Interest rate swaps:
   Receiving floating, pay fixed        183,776        194,829   2001 - 2009   5.47% to 6.52%

At December 31, 2002, the notional principal amount of the debt outstanding subject to such swap agreements was $183.8 million (2001 - $195.0 million).

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company incurs expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. The Company has not entered into derivative contracts to reduce its exposure to transaction risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

--------------------------------------------------------------------------------
                                       2002       2002       2001       2001
(in thousands of $)                Carrying       Fair   Carrying       Fair
                                   Value         Value      Value      Value
--------------------------------------------------------------------------------

Non-Derivatives:
Cash and cash equivalents            52,741     52,741     57,569     57,569
Restricted cash and short-term
investments                          12,760     12,760     14,163     14,163

Long-term debt - fixed               55,000     56,379    524,329    524,329
Long term debt - floating           574,173    622,610
Short-term debt - floating           81,140     81,140     85,278     85,278

Derivatives:
Interest rate swap

Liability                           (27,296)   (27,296)   (10,838)   (10,838)

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis. The estimated fair value for long-term debt with fixed rates of interest of more than one year is estimated by obtaining quotes for breaking the fixed rate from the related banking institution.

The fair value of interest rate swaps is estimated by obtaining quotes from the related banking institution.

As of December 31, 2002 long-term assets included $285,000 relating to the purchase of land options in respect of the Baja project as described in Note 17. The fair value of these options approximates to carrying value.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with the Nordea Bank of Finland PLC, The Industrial Bank of Japan and The Bank of New York. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2002, two customers accounted for substantial amount of the total revenues of the company. The Company's revenues and associated accounts receivable are derived from its four time charters with British Gas, two time charters with Pertamina and, to a much more limited extent, from its four management contracts with National Gas Shipping Company Limited (Abu Dhabi) ("NGSCO"). Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the shipowner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of British Gas and NGSCO to be low.

During the years ended December 31, 2002, 2001 and 2000, British Gas, Pertamina and Ras Laffan Liquified Natural Gas Co Ltd, each accounted for more than 10% of gross revenue in one or more years.

During 2000, Pertamina and Ras Laffan accounted for $59.5 million and $16.3 million respectively. During 2001, Pertamina and British Gas accounted for $62.8 million and $45.8 million respectively. During 2002, Pertamina and British Gas accounted for $61.0 million and $68.1 million respectively.

26.  RELATED PARTY TRANSACTIONS

Golar was  incorporated  in 2001 for the purpose of  acquiring  the LNG shipping interests of Osprey and Seatankers. Osprey, through its parent World Shipholding, and Seatankers are indirectly controlled by Mr. John Fredriksen. The purchase price paid for the LNG operations of Osprey was $525.9 million based on an agreed gross value of the LNG carriers of $635.0 million, plus the amount of net book value of all other non-shipping assets of the companies acquired. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo as described in Note 21 and cash of $27.2 million. Furthermore, the Company paid $2.5 million to Osprey for the assignment of a newbuilding contract and options. Additionally, immediately prior to the sale, certain inter-company balances due to the companies forming the LNG shipping interests of Osprey from other Osprey Companies totaling $450.3 million were forgiven. On May 28, 2001, the Company entered into a purchase agreement with Seatankers to purchase its one newbuilding contract for a LNG carrier and options to build three new LNG carriers. The Company paid $2.5 million to Seatankers for the assignment of the newbuilding contract and options.

In August 2001 and September 2001, Golar obtained loans of $32.6 million and $20 million respectively from Greenwich Holdings Limited, in order to finance the first and second installments due on newbuilding hull number 2215. The floating interest rate payable on these loans was LIBOR plus 2.5 per cent. The loans were repaid by Golar in March 2002 from funds arising on drawn down from the Hull 2215 facility. Until the repayment of the loans a subsidiary of Golar had guaranteed loans totalling $52.6 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske Bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee.

In August 2001, Golar obtained a loan of $32.7 million from Greenwich, in order to finance the first installments due on newbuilding hull numbers 1460 and 2220. The loan was initially for a period of one year and the floating interest rate payable on this loan was LIBOR plus 2.5%. In connection with this loan, two subsidiaries of Golar have guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank and they have both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee.

In June 2002, Golar obtained $16.3 million in loan finance from Greenwich, by way of an addendum to the existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second installment due on newbuilding hull number 1444. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The floating interest rate payable on the loan of $16.3 million was LIBOR plus 2.625 per cent. This rate also applies to the original $32.7 million from June 2002. The rate increases to LIBOR plus twoper cent on any amounts still outstanding as at February 20, 2003. The additional loan of $16.3 million was repaid in November 2002 from funds arising on draw down from the $60.0 million Golar LNG subordinated facility. Until the repayment of the loan of $16.3m a subsidiary of Golar had guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee.

During the year ended December 31, 2002 the rate of interest that Greenwich paid to the banks providing the above facilities was LIBOR plus 1.5 per cent until June 11, 2002, thereafter the rate was 1.625 per cent. The rate during the year ended December 31, 2002 was 1.5 per cent throughout. As at December 31, 2002 and 2001, $169,612 and $291,000 respectively, of the interest due to Greenwich was outstanding.

For each of the loans from Greenwich noted above the Company has paid loan arrangement fees directly to the lending banks. These fees during the years ended December 31, 2002 and 2001 amounted to $323,250 and $415,700 respectively.

In June 2003, Golar repaid $16.0 million to Greenwich in respect of $32.7 million secured on hulls 1460 and 2220.

In June 2003, Greenwich reconfirmed the availability of an additional $15 million facility for the payment of newbuilding installments should it be required, having confirmed the availability of this facility originally in September 2002. Furthermore Greenwich also confirmed the availability of $32.3 million, representing the amounts repaid in November 2002 and June 2003, should it be required. In addition an extension to the remaining outstanding loan of $16.7 million until July 2004 is available if required.

Historically the Company has been an integrated part of Osprey Maritime. As such, the Singapore and London office locations of Osprey have provided general and corporate management services for both the Company as well as other Osprey entities and operations. As described in Note 2, management has allocated costs related to these operations based on the number of vessels managed. Amounts allocated to the Company and included within vessel operating expenses, administrative expenses and depreciation expense were $nil, $3,227,000 and $9,662,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In the years ended December 31, 2002 and 2001 Frontline Management (Bermuda) Limited and Frontline Management AS both subsidiaries of Frontline Ltd. ("Frontline") have provided services to the company. These services include management support, corporate services and administrative services. In the years ended December 31, 2002 and 2001, management fees to Frontline of $379,550 and $258,962, respectively, have been incurred by Golar. As at December 31, 2002 and 2001 amounts of $102,550 and $547,966, respectively, were due to Frontline in respect of these fees and costs incurred. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by John Fredriksen.

The Company agreed to provide services to Osprey for the management of two of Osprey's VLCC's until November 2001. In the seven months ended December 2001, management fees of $106,667 were charged to Osprey in relation to such services of which $nil was outstanding at December 31, 2001. In addition as at December 31, 2002 and 2001 amounts of $9,610 and $261,000, respectively, were due from Osprey in respect the above services net of certain expenses recharged at cost. In the year ended December 31, 2002 and 2001, Seatankers has provided insurance administration services to the Company. In the years ended December 31, 2002 and 2001, management fees to Seatankers of $24,556 and $10,000, respectively, have been incurred by Golar. As at December 31, 2002 and 2001, amounts of $14,556 and $10,000, respectively, were due to Seatankers in respect of these fees incurred.

During the year ended December 31, 2002, Faraway Maritime Shipping Inc. which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $25.0 million (2001: $nil, 2000 $nil), of which $15.0 million was paid to Golar and $10.0 million was paid to CPC.

Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

27.  COMMITMENTS AND CONTINGENCIES

Assets Pledged
--------------------------------------------------------------------------------
(in thousands of $)                                   December 31,  December 31,
                                                              2002          2001
--------------------------------------------------------------------------------
Long-term loans secured on vessels and newbuildings        710,313       609,607
================================================================================

Baja Project

On May 24, 2002 Golar signed a joint development agreement with Marathon Baja Limited, a subsidiary of Marathon Oil and GGS Holdings Limited, to participate in a project, led by Marathon Oil, to build a major Liquefied Natural Gas (LNG) import and regasification facility and power generation complex near Tijuana in the Mexican State of Baja California. It is anticipated that the project will commence operations during 2006. Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project are to be shared as follows: Marathon 80%, GGS 10%, Golar 10% prior to the establishment of a lead project company and execution of a shareholders' agreement. The size of Golar's ultimate investment in this project has not yet been determined. If the Baja project is instigated and the required financing is obtained, under the May 24, 2002 agreement, Marathon Oil will be entitled to recover pre January 1, 2002 development costs incurred by them in connection with the project plus interest thereon. Golar's liability for the pre January 1, 2002 costs would be $0.2 million.

Other Contractual Commitments and contingencies

The Company currently insures the legal liability risks for its shipping activities with the United Kingdom Mutual Steamship Assurance Association (Bermuda), a mutual protection and indemnity association. Prior to February 2001 the Company insured such risks with The Britannia Steam Ship Insurance Association Ltd. As a member of a mutual association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

28.  SUBSEQUENT EVENTS

In January 2003, newbuilding hull 2215 suffered an accidental fire in part of one of its cargo tanks. Due to the damage caused by the fire, the delivery of Hull 2215, which was planned to be by the end of March 2003, will be delayed by approximately five to six months. Golar is entitled to compensation from the ship yard for late delivery and as a result the delay will not have a material adverse financial impact on the Company.

In April 2003 the Company signed an amendment to the 20-year Hull 2215 charter with BG, which changes the date of delivery from March 31, 2003 to a date between January 1, 2004 and March 31, 2004.

In February 2003, an installment of $8.0 million in relation to newbuilding number 1460 was paid and was financed from cash reserves.

Since January 1, 2003 the Company has rescheduled certain of its installment payments for its newbuildings. This rescheduling is in consideration of interest payable to the relevant shipyards on the outstanding amounts at rates between zero and eight per cent per annum.

The following table summarizes installment payments made since January 1, 2003 and future rescheduled installments:

--------------------------------------------------------------------------------
                             Hull No.   Hull No.   Hull No.   Hull No.
(in millions of $)               1444       2215       2220       1460
--------------------------------------------------------------------------------
Payments  from  January 1,
2003 to June 30, 2003              --         --         --        8.0       8.0
================================================================================

Future Payments
2003 (7 months)                 100.5       32.4         --       16.5     149.4
2004                               --         --      116.4      108.6     225.0
2005                               --         --         --         --        --
2006 and later                     --         --         --         --        --
--------------------------------------------------------------------------------
Total                           100.5       32.4      116.4      125.1     374.4
================================================================================

In March 2003 Golar fixed the rate of interest on an additional principal amount of $30.0 million of the Hull 2215 facility at a rate including margin approximately 6.02 per cent per annum for a period of 11.5 years commencing September 2003. This increased the total amount of the Hull 2215 facility that has a fixed rate of interest to $85.0 million.

On March 31, 2003 the Golar Freeze commenced a new five-year charter with BG Group plc ("BG").

In April 2003 the Company entered into a lease finance arrangement in respect of five of its currently trading vessels with a subsidiary ("UK Lessor") of a major UK bank. The Company sold five of its subsidiary companies, which owned the relevant vessels, to the UK lessor and received a cash sum of $452.6 million through refinancing, by the UK lessor, of debt owed by the five subsidiary companies to the Golar group. Each of the five companies, now owned by the UK Lessor, subsequently entered into 20 year leases of the vessels to Golar Gas Holdings Inc ("GGHC"), a subsidiary of the Company.

GGHC used $325 million of the proceeds received together with $17.5m of cash reserves to repay two of its existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. GGHC then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favour of GGHC as security for the UK Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the lease finance arrangement were used to make deposits with two banks amounting to $414.5 million who then issued letters of credit securing GGHC's obligations to the UK Lessor. After making this deposit and settling all outstanding fees relating to the transaction the cash inflow will be approximately $32.5 million. The Company is currently evaluating the impact of these transactions on its financial statements.

As noted above in April 2003, a subsidiary, Golar Gas Holding Company, Inc. entered into a refinancing in respect of the Golar LNG Facility and the Golar LNG subordinated facility. The new first priority loan ("New Golar LNG facility") is for an amount of $265 million and is with the same syndicate of banks as the Golar LNG facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus 1.5 percent per annum. The loan has a term of four years and two months and is repayable in 16 quarterly installments and a final balloon payment of $138.8 million payable on May 31, 2007. The new second priority loan ("New Golar LNG subordinated facility") is for an amount of $60 million with the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus 2.0 percent per annum, increasing by 0.25 percent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly installments of $4 million commencing in November 2003. Both loans may be prepaid in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment.

In June 2003 Greenwich reconfirmed the availability of an additional $15 million facility and also confirmed the availability of $32.3 million, representing the amounts prepaid in November 2002 and June 2003, should it be required. In addition an extension to the remaining outstanding loan of $16.7 million until July 2004 is available if required.

03849.0004#414015

ITEM 19. EXHIBITS

Number         Description of Exhibit

1.1* Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 000-50113 (the "Original Registration Statement").

1.2* Bye-Laws of Golar LNG Limited as adopted on May 10, 2001, incorporated by reference to Exhibit 1.2 of the Company's Original Registration Statement.

1.3*           Certificate  of   Incorporation  as  adopted  on  May  11,  2001,
               incorporated by reference to Exhibit 1.3 of the Company's Original Registration Statement.

1.4* Articles of Amendment of Memorandum of Association of Golar LNG Limited as adopted by our shareholders on June 1, 2001 (increasing the Company's authorized capital), incorporated by reference to Exhibit 1.4 of the Company's Original Registration Statement.

4.1* Loan Agreement, between Golar LNG 2215 Corporation and Lloyds TSB Bank, Plc, dated December 31, 2001, incorporated by reference to
               Exhibit 4.1 of the Company's Original Registration Statement.

4.2* Loan Agreement, between Golar Gas Holding Company, Inc. and Christiania Bank og Kreditkasse, Den norske Bank, Citibank and Fortis Bank, dated May 31, 2001, incorporated by reference to
               Exhibit 4.2 of the Company's Original Registration Statement.

4.3* Loan Agreement, between Faraway Maritime Shipping Company and Bank of Taiwan dated November 26, 1997, incorporated by reference to Exhibit 4.3 of the Company's Original Registration Statement.

4.4* Purchase Agreement, between Golar LNG Limited and Osprey Maritime Limited, dated May 21, 2001, incorporated by reference to Exhibit
               4.4 of the Company's Original Registration Statement.

4.5* Sale and Purchase Agreement, between Golar LNG Limited and Seatankers Management Co. Ltd., dated May 21, 2001, incorporated by reference to Exhibit 4.5 of the Company's Original Registration Statement.

4.6*           Golar LNG Limited Stock Option Plan, incorporated by reference to
               Exhibit 4.6 of the Company's Original Registration Statement.

4.7* Service Agreement between Golar LNG Limited and Graeme McDonald, incorporated by reference to Exhibit 4.7 of the Company's Original Registration Statement.

4.8* Management Agreement between Golar LNG Limited and Frontline Management (Bermuda) Limited, dated February 21, 2002, incorporated by reference to Exhibit 4.8 of the Company's Original Registration Statement.

4.9* Loan Agreement, between Golar Gas Holding Company, Inc. and Nordea Bank Norge ASA as agent and Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V., dated October 11, 2002, incorporated by reference to Exhibit 4.9 of the Company's Original Registration Statement.

8.1            Golar LNG Limited subsidiaries

99.1 Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.2 Certification of the Principal Accounting Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.3           Certifications  under  Section 906 of the  Sarbanes-Oxley  act of
               2002

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Golar LNG Limited
                                        ---------------------------
                                               (Registrant)


Date June 30, 2003                      By /s/ Graham Robjohns
                                           ------------------------
                                               Graham Robjohns
                                           Principal Accounting Officer

03849.0004 #414014