Form 20-F
period 2003-12-31
GOLAR LNG LTD
filed 2004-06-30
CIK 1207179

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

For the fiscal year ended      December 31, 2003

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number             000-50113
                      ----------------------------------------------------------

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

              None
-----------------------------------       --------------------------------------

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

                    65,612,000 Common Shares, par value $1.00
--------------------------------------------------------------------------------

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

                             Item 17 |_| Item 18 |X|

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                      PAGE

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ............   3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE ..........................   3

ITEM 3.   KEY INFORMATION ..................................................   3

ITEM 4.   INFORMATION ON THE COMPANY .......................................  12

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS .....................  28

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .......................  41

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY
          TRANSACTIONS .....................................................  44

ITEM 8.   FINANCIAL INFORMATION ............................................  48

ITEM 9.   THE OFFER AND LISTING ............................................  48

ITEM 10.  ADDITIONAL INFORMATION ...........................................  49

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
          ABOUT MARKET RISK ................................................  60

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN
          EQUITY SECURITIES ................................................  60

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ..................  61

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS ..............................................  61

ITEM 15.  CONTROLS AND PROCEDURES ..........................................  61

ITEM 16.  RESERVED .........................................................  61

PART III

ITEM 17.  FINANCIAL STATEMENTS .............................................  61

ITEM 18.  FINANCIAL STATEMENTS .............................................  61

ITEM 19.  EXHIBITS .........................................................  62

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

          The following selected consolidated and combined financial and other data summarize our historical consolidated and combined financial information. We derived the information as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 from our audited combined and consolidated financial statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected income statement data with respect to the years ended December 31, 2000 and 1999 and the selected balance sheet data as at December 31, 2001, 2000 and 1999, has been derived from audited combined and consolidated financial statements prepared in accordance with U.S. GAAP not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated and Combined Financial Statements and Notes thereto included herein.

          We are a holding company that was formed on May 10, 2001. We acquired our liquefied natural gas, or LNG, operations from Osprey Maritime Limited, or Osprey, a company indirectly controlled by our Chairman and President and major shareholder, John Fredriksen. The LNG operations were a fully integrated business of Osprey prior to our acquisition of them. Accordingly, the following financial information for the years ended December 31, 2000 and 1999 and for periods that include the five months to May 31, 2001 has been derived from the financial statements and accounting records of Osprey and reflects significant assumptions and allocations. Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Osprey in the period for which annual historical financial data is presented for the years ended December 31, 2000 and 1999 and for periods that include the five months to May 31, 2001 below, and, similarly may not be indicative of our future operating results or financial performance.

                                                                                 At or for the Fiscal Year Ended
                                                                                           December 31
                                                                                 -------------------------------
                                                                  2003           2002           2001           2000           1999
                                                               -------        -------        -------         ------        -------
(in thousands of $, except per common share
data and fleet data)

Income Statement Data:
Total operating revenues                                       132,765        130,611        114,223        113,009         81,792
Vessel operating expenses (1)                                   30,156         28,061         24,537         20,973         18,249
Voyage expenses (5)                                              2,187             --             --             --             --
Administrative expenses                                          7,138          6,127          8,232          7,715          7,935
Restructuring costs                                                 --             --          1,894             --             --
Depreciation and amortization                                   31,147         31,300         31,614         36,488         29,464
Operating income                                                62,137         65,123         47,946         47,833         26,144
Net financial expenses                                         (15,140)       (40,367)       (41,617)       (44,820)       (27,764)
Income (loss) before income taxes and minority interests        46,997         24,756          6,329          3,013         (1,620)
Income taxes and minority interests                             (7,427)        (2,381)         1,963          3,517            237
Net income (loss)                                               39,570         27,137          4,366           (504)        (1,857)
Earnings (loss) per common share
- basic and diluted (2)                                           0.68           0.48           0.08          (0.01)         (0.03)
Cash dividends per common share                                     --             --             --             --             --
Weighted average number of shares - basic                       58,533         56,012         56,012         56,012         56,012
Weighted average number of shares - diluted (2)                 58,569         56,021         56,019         56,012         56,012

Balance Sheet Data (at end of year):
Cash and cash equivalents                                      117,883         52,741         57,569          5,741          2,567
Restricted cash and short-term investments                      32,095         12,760         14,163         13,091             --
Marketable securities                                           13,810             --             --             --             --
Short-term investments                                              --             --             --         14,231             --
Amounts due from related parties                                   180            281            261             --             --
Long-term restricted cash                                      623,179             --             --             --             --
Newbuildings                                                   207,797        291,671        132,856             --        158,110
Vessels and equipment, net                                     211,098        617,583        641,371        765,559        541,922
Vessels under capital lease, net                               553,385             --             --             --             --
Total assets                                                 1,785,602        987,935        855,991        817,990        724,101
Current portion of long-term debt                               61,331         48,437         41,053         10,171             --
Current indebtedness due to related parties                         --         32,703         85,278         12,000         12,000
Long-term debt                                                 593,904        629,173        483,276        204,329        126,308
Long-term debt due to related parties                               --             --             --        287,400        329,400
Obligations under capital leases                               616,210             --             --             --             --
Minority interest                                               18,706         13,349         25,820         26,011         14,250
Stockholders' equity                                           340,435        196,136        174,397        257,034        225,056
Common shares outstanding (2)                                   65,612         56,012         56,012         56,012         56,012

Fleet Data (unaudited)
Number of vessels at end of year (3)                                 7              6              6              6              5
Average number of vessels during year (3)                         6.34              6              6              6              5
Average age of vessels (years)                                    19.3           21.4           20.4           19.4           22.1
Total calendar days for fleet                                    2,315          2,190          2,190          2,182          1,825
Total operating days for fleet (4)                               2,140          2,166          2,060          2,103          1,673

Average daily time charter equivalent earnings (5)             $57,300        $59,000        $53,600        $50,900        $43,300
Average daily vessel operating costs (6)                       $13,000        $12,800        $11,200         $9,600        $10,000
                                                               -------        -------        -------         ------        -------

                                    Footnotes

1. Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, they include an allocation of overheads allocable to vessel operating expenses.

2. Since our financial results for the years ended December 31, 2000, 1999 and for the periods that include the five months to May 31, 2001, were "carved out" of those of Osprey, we did not record any specific share capital for the period before we acquired Osprey's LNG assets and operations. To provide a measurement of earnings per share for those periods, we use for basic earnings per share the 12,000 shares issued in connection with the formation of Golar on May 10, 2001 and the subsequent issuance of 56 million shares in our Norwegian placement as described in Note 1 to our Combined Financial Statements. Basic earnings per share is computed based on the income (loss) available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

3. We have a 60 per cent interest in one of our vessels and a 100 per cent interest in our remaining six vessels, which we lease under long-term lease agreements.

4. The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days offhire. We define days offhire as days spent on repairs, drydockings, special surveys and vessel upgrades or awaiting employment during which we do not earn charter hire.

5. The majority of our vessels are operated under time charters. The Methane Princess however, operated under voyage charters from delivery in August 2003, until December 31, 2003. Under a time charter, the charterer pays substantially all of the vessel voyage costs whereas under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled offhire. We perform this calculation on a vessel by vessel basis. For voyage charters, this is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of days on charter. Scheduled off-hire days are excluded from this calculation. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us about the operating revenues generated from our voyage charters than gross voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. For 2003 our total net revenues, i.e. net of voyage expenses, were $130,578,000.

6. We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. We do this calculation on a vessel by vessel basis.

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

Risks Related to our Business

          Currently, we generate a substantial majority of our revenue under seven long-term agreements with two customers, and the unanticipated loss of any of these agreements or either customer would likely interrupt our related cash flow.

          We currently generate substantially of our revenue under a total of seven long-term charters with two large and established customers. In the year ended December 31, 2003, BG Group plc, or BG, accounted for 48.8 per cent and Pertamina accounted for 46.7 per cent of our total operating revenues, respectively. Pertamina chartered two vessels during 2003 and BG chartered four. In February 2004 BG took a fifth vessel on long-term time charter. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer's breach. Our customers may terminate their charters with us if, among other events, the relevant vessel is lost or damaged beyond repair. The unanticipated loss of any of these charters or either customer would likely interrupt our related cash flow because we cannot be sure that we would be able to enter into attractive replacement charters on short notice. A persistent and continued interruption of our cash flow could, in turn, substantially and adversely affect our financial condition.

          If construction of any of the three LNG carriers we have ordered and which are yet to be delivered, were to be substantially delayed or left incomplete, our earnings and financial condition could suffer.

          We have binding contracts for the construction of three new LNG carriers, or newbuildings, by two established Korean shipyards, which have yet to be delivered. While each shipbuilding contract contains a liquidated damages clause requiring the shipyard to refund a portion of the purchase price if delivery of a vessel is delayed more than 30 days, any such delay could adversely affect our earnings and our financial condition. In addition, if these shipyards were unable to deliver a particular vessel on time, we might be unable to perform related short or long-term charters and our earnings and financial condition could suffer.

          Completion of our newbuilding program is dependent on additional debt financing.

          We have installments relating to the construction cost of our three newbuildings still under construction, which are due on October 31, 2004 and during 2005 and 2006. We currently do not have financing in place to meet all of these payments. In order to fulfill these financial commitments, we will need to obtain further loans or other financing in the amount of approximately $313 million. We have taken delivery of two vessels during the period from December 31, 2003 to June 29, 2004 and have obtained financing for both. It is standard in the shipping industry to finance between 50 and 80 per cent of the purchase price of vessels, or construction cost in the case of newbuildings, through bank financing. In the case of vessels that have charter coverage, the debt finance percentage may increase significantly. If we were to obtain 50 per cent debt financing to cover the installments due on our three remaining unfinanced newbuildings, this would equate to additional finance of approximately $229 million of the $313 million required. For further information concerning our future financing plans, see Item 5; "Operating and Financial Review and Prospects, Liquidity and Capital Resources - Newbuilding Contracts and Capital Commitments". While we believe we will be able to arrange financing for the full amount of newbuilding payments due, to the extent we do not timely obtain necessary financing for a newbuilding, the completion of that newbuilding could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard and any deficiency if the shipyard is not able to recover its costs from the sale of the newbuilding.

          We are considering various alternatives for the employment of our newbuildings, failure to find profitable employment for them could adversely affect our operations.

          We have and will incur further substantial costs for the newbuildings that we have ordered. Our first newbuilding, delivered in August 2003, the Methane Princess, is now employed on a long-term charter with BG. Our second newbuilding to be delivered, the Golar Winter, started a ten month charter on May 31, 2004. We are considering various employment opportunities for our third newbuilding, which was delivered in June 2004 and our three newbuildings currently under construction that may include medium-term or long-term charter contracts, trading in the developing spot LNG carrier charter market, that is, carrying LNG under short-term contracts of up to one year or on a per voyage basis, and entering LNG trading as a principal. If we cannot obtain profitable employment for these vessels, our earnings will suffer. If we are unable to secure term charter coverage for a newbuilding, we may be unable to obtain the financing necessary to complete that newbuilding. In addition, whether or not we employ our newbuildings profitably, we must service the debt that we incur to finance them.

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

          Our loan and lease agreements impose restrictions that may adversely affect our earnings or may prevent us from taking actions that could be in our shareholders' best interest.

          Covenants in our loan and lease agreements limit our ability to:

          o merge into or consolidate with any other entity or sell or otherwise dispose of all or substantially all of their assets;

          o    make or pay equity distributions;

          o    incur additional indebtedness;

          o    incur or make any capital expenditure; or

          o materially amend, or terminate, any of our current charter contracts or management agreements.

          In addition, if the ownership interest in us of John Fredriksen, our chairman, and his affiliated entities falls below 25 per cent of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur.

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

          If we do not maintain the financial ratios contained in our loan and lease agreements, we could face acceleration of the due date of our debt and the loss of our vessels.

          Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders equity. Although we currently comply with these requirements, if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.

          Provisions in our UK vessel leases may further limit our flexibility.

          In addition to the general restrictions contained in our loan agreements and UK vessel lease agreements, our UK vessel lease agreements in respect of six of our vessels currently on long-term charter also limit our ability to time charter our six currently operating vessels to time charterers, other than BG and Pertamina, who do not have credit ratings of at least BBB+, unless we post additional security over and above the letters of credit already provided as security for our lease obligations. This will impact us when these vessels finish their long-term charters. Additionally our seventh lease agreement in respect of the Golar Winter imposes certain restrictions on chartering. These restrictions could limit our operational flexibility and negatively impact our financial position or cash flows in the future.

          We no longer have legal title to our seven currently operating vessels that are subject to UK vessel leases and have agreed to indemnify the UK vessel lessor for adverse tax consequences, which could adversely affect our results and financial position.

          While we have complete operational control and responsibility for our seven currently operating vessels that are subject to UK vessel leases, we do not have legal title to them. In the event that we were in default under a lease agreement, the lessor could terminate those leases potentially resulting in the sale of the vessels. While we would realize 99.9 per cent of the net proceeds of the sale of the vessels, it may not be in our best interests to sell the vessels at that time. In addition, our ability to realize our portion of the net proceeds will depend on the cooperation of our lessors, who are recognized UK financial institutions that have secured their obligations to us, and the willingness of buyers to take the vessels subject to our time charters with BG and Pertamina, to whom our lessors and we have given the right of quiet enjoyment in respect of some of our leases. This means that any sale would be subject to the buyer's continuing to perform the BG and Pertamina time charters of the vessels. Any funds that we receive on the sale of the vessels following a lease termination will also be subordinate to lien claimants, and claims of our lenders and our lessors for unpaid amounts. In the event of any adverse tax rate changes or rulings, we may be required to return all or a portion of the cash inflow that we received in connection with the lease financing transactions, post additional security or make additional payments to our lessors.

          Servicing our debt and lease agreements substantially limits our funds available for other purposes.

          A large part of our cash flow from operations must go to paying principal and interest on our debt and lease agreements. As of December 31, 2003, our net total indebtedness (including capital lease obligations) was $498 million and our ratio of net indebtedness to total capital was 0.59. We may incur additional debt of as much as $313 million to fund completion of our three newbuildings, and we may incur additional indebtedness to fund our possible expansion into other areas of the LNG industry. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

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

          We currently believe we are exempt from tax under either U.S. Internal Revenue Code, or the Code, Section 883 or the U.S.-U.K. Income Tax Treaty in effect for 2003, which we refer to as the U.K. Treaty, and intend to claim such exemption on our U.S. tax returns for 2003. Beginning in 2004, however, final regulations under Code Section 883 will come into effect. In addition, the U.K. Treaty has been replaced by a new U.K. Treaty, which we refer to as the New U.K. Treaty, and will no longer apply for years 2005 and thereafter. It is unclear whether we will continue to be eligible to claim exemption from tax beginning in 2004 under Code Section 883 and beginning in 2005 under the New U.K. Treaty.

          If we were not eligible for exemption from tax under Code Section 883 and the U.K. Treaty, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50 per cent of our shipping income attributable to the transport of cargoes to or from United States ports. In the absence of such exemption, our potential tax liability for the three calendar years 2001, 2002 and 2003 would have been $488,000, $337,400 and $571,000, respectively.

          Many of our seafaring employees are covered by industry-wide collective bargaining agreements and the failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

          We employ approximately 400 seafarers who serve on our ships either directly or through crewing agents, of which a significant portion are subject to industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

          If we are treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under U.S. tax laws.

          If we are treated as a passive foreign investment company in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a passive foreign investment company in 2003 or will be in any future year. However, passive foreign investment company classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from other passive sources, including the spot trading of LNG for our own account, were to develop or to increase substantially. Moreover, the Internal Revenue Services may disagree with our position that time charters do not give rise to passive income for purposes of the passive foreign investment company rules. Accordingly, there is a possibility that we could be treated as a passive foreign investment company for 2003 or for any future year. The passive foreign investment company rules are discussed in more detail in Item 10 of this annual report under the heading "Additional Information; Taxation - U.S. Taxation of U.S. Holders".

          Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

          Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets. The conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets, including the energy markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

          Future terrorist attacks, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

          An increase in costs could materially and adversely affect our financial performance.

          Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. These may increase vessel operating expenses further. If costs continue to rise, that could materially and adversely affect our results of operations.

          An increase in interest rates could materially and adversely affect our financial performance

          At December 31, 2003 we had a total long-term debt outstanding of $655 million, of which currently $520 million is floating rate debt ($30 million having been fixed in January 2004). We also use interest rate swaps to manage interest rate risk. As at December 31, 2003 our interest rate swap arrangements effectively fix the interest rate exposure on $172 million of floating rate debt. If interest rates rise significantly, that could materially and adversely affect our results of operations. Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements are hedged to a large extent. However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

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

          Although we currently generate a substantial majority of our revenue under long-term contracts, the LNG transportation industry is competitive, especially with respect to the negotiation of long-term charters. Furthermore, new competitors with greater resources could enter this industry and operate larger fleets through consolidations, acquisitions, or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets. If we do not continue to compete successfully, our earnings could be adversely affected. Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

          Shipping companies generally must conduct operations in many parts of the world, and accordingly their vessels are exposed to international risks which could reduce revenue or increase expenses.

          Shipping companies, including those that own LNG carriers, conduct global operations. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism and other efforts to disrupt shipping. The terrorist attacks against targets in the United States on September 11, 2001, the military response by the United States and the conflict in Iraq may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability could affect LNG trade patterns and reduce our revenue or increase our expenses. Further, we could be forced to incur additional and unexpected costs in order to comply with changes in the laws or regulations of the nations in which our vessels operate. These additional costs could have a material adverse impact on our operating results, revenue, and costs.

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

          The laws of the nations where our vessels operate as well as international treaties and conventions regulate the production, storage, and transportation of LNG. While we believe that we comply with current regulations of the International Maritime Organization, or IMO, any future noncompliance could subject us to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. Furthermore, in order to continue complying in the future with United States federal and state laws and regulations as then in force, or with then current regulations adopted by the IMO, and with any other future regulations, we may be forced to incur additional costs relating to such matters as LNG carrier construction, maintenance and inspection requirements, development of contingency plans for potential leakages and insurance coverage.

          Risks Related to our Common Shares

          Our Chairman may have the ability to effectively control the outcome of significant corporate actions.

          John Fredriksen, our chairman, and his affiliated entities beneficially own 42.7 per cent of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

          We are a holding company formed on May 10, 2001 and we currently own and/or operate a fleet of nine liquefied natural gas, or LNG, carriers. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers through our subsidiaries. We operate eight of our vessels through wholly-owned subsidiaries and we have a 60 per cent interest in the owning company of the ninth vessel. This ninth vessel, the Golar Mazo, was delivered to us in January 2000 as a newbuilding. Additionally, we have contracts to build three additional LNG carriers. Seven of our LNG carriers are all currently employed under long-term charter contracts, one is employed on a short-term charter, and we currently expect to employ the newbuilding that was delivered in June 2004 on the spot market.

          We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our telephone number is (+1) 441-295-4705. Our principal ship-management offices are located at 30 Marsh Wall, London, United Kingdom.

          Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman and president, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50 per cent of Osprey in November 2000 and increased this interest to over 90 per cent in January 2001. World Shipholding completed its acquisition in May 2001. Osprey was delisted from the Singapore Stock Exchange in May 2001.

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

          On 18 June 2003, Osprey transferred its assets and liabilities, and consequently its holding of our shares, to World Shipholding. As of that date World Shipholding held 50.01 per cent of our issued share capital. World Shipholding owns 42.7 per cent of our shares as at June 29, 2004 following issuance of further shares by us during 2003.

          In July 2003 we issued 5.6 million shares via a direct offering raising $55.2 million and in December 2003 we issued a further 4.0 million shares via direct offering raising $51.0 million.

          In September 2003 we signed a contract for the construction of a fifth newbuilding together with the option for two further newbuildings. In February 2004 we exercised one of the options and signed a sixth newbuilding contract.

          In April 2004 we took delivery of our second newbuilding, the Golar Winter, and in June 2004 we took delivery of out third newbuilding, the Golar Frost.

          As at December 31, 2003 we had invested $12.2 million in Korea Line Corporation, a Korean shipping company listed on the Korean stock exchange. During the period to June 29, 2003 we purchased additional shares at a cost of $21.9 million. As at June 29, 2004 we owned 21.09% of Korea Line.

B.   Business Overview

          Golar LNG is a leading independent owner and operator of liquid natural gas ("LNG") ships. We currently have a fleet of nine LNG vessels and a further three that are under construction, one to be delivered in October 2004 and two in the first half of 2006. We are also actively using our 30 years of experience in the LNG transportation industry to assist us in developing our business in other areas of the LNG supply chain, in particular innovative marine based solutions such as floating LNG regasification terminals.

The Natural Gas Industry

          Natural gas is one of the world's fastest growing energy sources and is likely to continue to be so for at least the next 20 years. Already responsible for approximately 20 per cent of the world's energy supply, the International Energy Agency, or IEA, projects that demand for natural gas will rise by approximately 2.2 per cent per annum over the next two decades. According to the IEA, unprecedented growth in new gas fired power plants are expected to provide a substantial part of this incremental demand.

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

     o Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, has resulted in new entrants and an increased market for natural gas

     o Significant Natural Gas Reserves: Approximately half of the world's remaining hydrocarbon reserves are natural gas.

The LNG Industry

Overview

          LNG is liquefied natural gas, produced by cooling natural gas to -163(degree)C (-256(Degree) Fahrenheit), or just below the boiling point of LNG's main constituent, methane. LNG is produced in liquefaction plants situated around the globe near gas deposits. In its liquefied state, LNG occupies approximately 1/600th the volume of its gaseous state. Liquefaction makes it possible to transport natural gas efficiently and safely by sea in specialized vessels known as LNG carriers. LNG is stored at atmospheric pressure in cryogenic tanks. LNG is converted back to natural gas in regasification plants by raising its temperature.

          The first LNG project was developed in the mid-1960s and by the mid-1970s LNG had begun to play a larger role as energy companies developed remote gas reserves that could not be served by pipelines in a cost-efficient manner. The LNG industry is highly capital intensive and has historically been characterised by long-term contracts. The long-term charter of LNG carriers to carry the LNG is, and remains, an integral part of almost every project.

          Over the last 10 years, LNG consumption has shown sustained growth of approximately 6.75 per cent per annum. The Energy Information Administration of the United States Department of Energy forecasts annual growth of LNG imports into the United States through 2025 amounting to approximately 11 per cent per annum. There is however, no guarantee that this will happen.

Production

          There are three major regional areas that supply LNG. These are, Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, secondly the Middle East, including Qatar, Oman and United Arab Emirates (with facilities planned in Iran and Yemen), and finally, the Atlantic Basin countries, including Algeria, Libya, Nigeria and Trinidad with facilities under construction in Egypt and Norway and planned in Equitorial New Guinea, Angola and Venezuela. Qatar, Oman, Trinidad and Nigeria have all begun large scale LNG production in recent years. It is worth noting that expansion of existing facilities is one of the major sources of incremental LNG production and most projects with gas reserves available are considering growth of production.

Consumption

          The two major areas that dominate worldwide consumption of LNG are East Asia; including Japan, which remains by far the biggest importer in the world, South Korea and Taiwan; and Europe, specifically Spain, France, Italy, Belgium and Turkey. East Asia currently accounts for approximately 70 per cent of the global LNG market while Europe accounts for approximately 21 per cent. The United States presently accounts for approximately 8 per cent of the global LNG market, but is by far the fastest growing market with an increase of more than 100% in 2003 alone.

          There are currently 14 LNG importing countries with 47 importing terminals. Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 65 per cent of the world total LNG imports in 2003. Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

          The cost of constructing LNG import facilities has decreased in real terms. This has helped small or low volume markets such as Puerto Rico, Turkey and Greece to receive imports on a cost-effective basis.

     Four LNG import terminals operate in the United States, namely; Lake Charles, Louisiana, Boston, Massachusetts, Elba Island, Georgia and Cove Point, Maryland. Cove Point re-opened during the second half of 2003. Expansion plans exist for the Lake Charles, Elba Island and Cove Point facilities and in addition as many as 20 companies are currently pursuing more than 30 possible onshore regasification plants aimed at significantly increasing domestic import capacity. However, it is likely that the majority of these plants will not be constructed, due to cost and environmental restrictions.

The LNG Fleet

          As of June 2004, the world fleet consisted of 168 LNG carriers with a total capacity of approximately 19.3 million cubic meters (cbm). The average age of the fleet was 14 years. Currently there are orders for 76 new LNG carriers to be constructed for delivery from the second quarter of 2004 through Q2 2008.

          The current 'standard' size for LNG carriers is approximately 138,000 to 145,000 cubic meters ('cbm'), up from 125,000 cbm during the 1970's. To assist with transportation unit cost reduction the average size of vessels is rising steadily and there are fairly advanced plans for vessels of up to 250,000 cbm. There are also some smaller LNG carriers, mainly built for dedicated short distance trades. Apart from one such vessel, all the newbuildings to be delivered from 2004 through 2008 are 137,000 cbm or more. The cost of LNG carriers has fluctuated from $280 million in the early 1990s to approximately $170-175 million currently for the current standard size.

          LNG carriers are designed for an economic life of approximately 40 years. Therefore all but a very few of the LNG carriers built in the 1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels' 40th anniversaries, which demonstrates the economic life for such older vessels. As a result, limited scrapping of LNG carriers has occurred or is likely to occur in the near future. In view of the fact that LNG is much less of a pollutant than other products such as oil and given that much more is spent on maintenance of LNG vessels than oil tankers, the pressure to phase out older vessels has been much less than for crude oil tankers. We cannot however say that such pressure will not begin to build in the future.

          The current worldwide maximum production capacity of shipyards for LNG carriers is in excess of 30 ships a year after rapid expansion of production facilities over the past five years, particularly in Korea. The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both. The construction period for an LNG carrier is 30-34 months. However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is likely to be in late 2007. Any new project/trade with LNG vessel demand before then will have to rely on third party vessels until potential new orders can be delivered.

Our Business Strategy

          We are a leading independent owner and operator of LNG vessels and, we believe, the only shipping company dedicated exclusively to LNG transportation. Our objective is to provide safe, reliable and efficient LNG transportation services to our customers and to use this as the foundation to fulfill our vision of becoming an industry leader in LNG transportation services and of expansion into other profitable areas of the LNG chain. Our strategy is therefore to expand and diversify our LNG shipping operations, concentrating on our existing customers whilst offering the same level of service to selected new customers and in this way to capitalise on our shipping assets and thirty years of industry experience by investing upstream and downstream in the LNG chain.

          We intend to cement our relationships with our existing customers and continue to develop relationships with those who require a shipping partner for whom LNG transportation is the core business. We will primarily concentrate on customers and partners who are relatively close to their markets geographically, in the same way that our existing customers are. For example BG, are mainly based around the Atlantic, and Pertamina and CPC who are Far East based. MISC, are also essentially Far East based, although through utilization of our relatively economic ships they are currently able to compete in the U.S. as well. We thereby hope to achieve higher margins whilst maintaining strong service-based relationships because our customers will have the confidence to place their 'shipping risk' with us on the basis that our core business is safe and reliable ship operation, whilst theirs is the profitable sale of gas.

          To enhance our core margins further we are seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping experience can add value. We believe we can achieve this aim while at the same time diversifying our sources of income from LNG and thereby strengthening the Company. In further pursuit of this we will also consider investing in both established LNG operations and technologies as well as newly developing technologies, such as offshore liquefaction and regasification operations. Thus we are continuing our participation the Italian (Livorno) Floating Regasification Terminal project, which is now reaching a significant state of development. We are also actively looking at other projects, which may include the provision of technical marine and LNG expertise for floating terminal projects such as Livorno, or for other technically innovative projects as well as the provision or sourcing of any shipping requirement for these projects.

          Additionally, there is the potential to use our industry experience in other areas including buying and selling of physical cargoes of LNG on a back-to-back basis, i.e. for any firm purchase there is also a firm sale, where it compliments the provision of services to our customers.

Background to Our Strategy

          As Japan and Korea are now mature LNG markets and demand there is growing only relatively slowly, LNG producers are now competing for the lucrative and fast growing U.S. and European Markets. Geography favours the Atlantic Basin and Mediterranean, and producers in these areas have an advantage due to their proximity to these new markets. However, the largest reserves and some of the keenest sellers are currently in the Middle East, which is significantly further away from the fastest developing markets. This has caused a major change in emphasis with regard to LNG Shipping as for the first time cost reduction has become as great a priority as safety and reliability, particularly for those Middle East producers who are struggling with today's higher costs of entry into the LNG supply business.

          Our strategy is based on supporting our existing customers who are predominantly located relatively close to their markets and whose priorities remain reliability and safety ahead of cost considerations. Our strength lies in being able to offer them modern margin enhancing transportation without compromising safety and reliability, based on long-term relationships and a demonstrable track record and our aggressive ship ordering policy.

Our Strategic position and competitive strengths.

          We believe that we are the only company focusing exclusively on the LNG transportation industry and that we have established ourselves as a leading independent owner and operator of LNG ships. Listed below are what we believe to be our key competitive strengths:

     o Customer relationships. Our customers and partners include some of the biggest participants in the LNG market: BG Group, Pertamina, Malaysia International Shipping Corporation and Chinese Petroleum Corporation.

     o High level of committed revenue. Seven of our existing nine ships are on long-term charter, which provides us with a secure and stable cash flow for the majority of our fleet.

     o LNG shipping experience: We have a substantial LNG ship management base to ensure experienced crew availability and 30 years of experience of operating LNG ships. We currently operate nine of our own vessels and four for the National Gas Shipping Company of Abu Dhabi (NGSCO). Our in-house management has experience of working with major oil and gas producers active in the LNG market and our vessels and crews have loaded cargoes from virtually all of the world's LNG export terminals and have delivered cargoes to most of the major LNG import facilities in the world.

     o Our newbuildings. We have one vessel being delivered in October 2004 and a further two during the first half of 2006, as well as an option for a fourth vessel for delivery in 2007. Due in part to the limited number of shipyards qualified to build LNG carriers and the limited number of berths in those yards, certainly for delivery on these dates, we believe that these contracts may provide us with a competitive advantage by allowing us to deploy new LNG carriers earlier than our competitors. Further more, we believe that unlike most other companies, we can provide a multi-ship solution that can cater for the major part of even a substantial project's transport requirements.

     o Our experience and our management. With our extensive experience and our management's skill we believe we are able to offer technological solutions not just for adoption of large vessel and alternative propulsion concepts, but for the development of innovative marine based solutions such as the Floating Regasification terminal project in Livorno, Italy and also position ourselves to take advantage of market opportunities as they arise.

Customers

          We currently have customer relationships with four large participants in the LNG industry, although most of our revenues are derived from two customers. Our customers are BG Group and its subsidiaries, Pertamina, the state-owned oil and gas company of Indonesia, the National Gas Shipping Company, which provides LNG shipping services to the state-owned Abu Dhabi National Oil Company and the Malaysia International Shipping Corporation (MISC).

          We have had charters with Pertamina since 1989. Our revenues from Pertamina were $61.9 million in 2003, $61.0 million in 2002 and $62.8 million in 2001. This constitutes 47 per cent, 47 per cent and 55 per cent of our revenues for those years, respectively. BG has chartered LNG carriers from us and our predecessors since 2000. Our revenue from BG was $64.8 million in 2003, $68.1 million in 2002 and $45.8 million in 2001, constituting 49 per cent, 52 per cent and 40 per cent of our revenues for those years respectively. BG charters five vessels from us. The National Gas Shipping Company has contracted with us to provide management services for four LNG carriers that it owns. Since 1994, the National Gas Shipping Company, a subsidiary of the Abu Dhabi National Oil Company, has provided shipping services to the state owned Abu Dhabi Gas Liquefaction Company. The vessels that we manage for the National Gas Shipping Company are currently employed delivering LNG pursuant to long-term supply contracts between the Abu Dhabi Gas Liquefaction Company and the Tokyo Electric Power Company of Japan. It has been the intention from the start of the project in 1996 that NGSCO should take over management when they had developed their own in-house ship management department. Two ships will be delivered back to NGSCO in July 2004 and the last two ships in January 2005.

Competition

          While virtually all of the existing world LNG carrier fleet is still committed to long-term charters, there is competition for employment of vessels whose charters are expiring and vessels that are under construction. Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, vessels coming off charter and newly constructed vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less as well as voyage charters.

          While we believe that we are the only independent LNG carrier owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction. These companies include Bergesen DY ASA (Norway) and Exmar S.A. (Belgium). Three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, all of whom used to provide LNG shipping services exclusively to Japanese LNG companies, are now aggressively moving into the western markets. New competitors have also recently entered the market and include Maran Navigation of Greece, A P Moller of Denmark, and Teekay Shipping of Canada, and all have shown significant intent to compete in the LNG shipping market. There are other owners who may also attempt to participate in the LNG market if possible.

          In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch/Shell, BP Amoco, and BG who own LNG carriers and are reported to have contracted for the construction of new LNG carriers.

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

Our Fleet

Current Fleet

          We currently lease seven LNG carriers under long-term leases (between 20 and 30 years), we own an eighth vessel and we have a 60 per cent interest in another LNG carrier through a joint venture with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Two of our vessels serve routes between Indonesia and Taiwan and South Korea, while five are involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan. One vessel is on short-term charter to the Malaysian International Shipping Company and one vessel, delivered in June 2004, is currently unemployed.

          The following table lists the LNG carriers in our current fleet:

--------------------------------------------------------------------------------

                    Year of     Capacity,                        Current Charter
Vessel Name         Delivery      cbm.              Charterer         Expiration
--------------------------------------------------------------------------------
Golar Mazo(1)           2000      135,000           Pertamina               2017
--------------------------------------------------------------------------------
Golar Spirit            1981      128,000           Pertamina               2006
--------------------------------------------------------------------------------
Khannur                 1977      125,000                  BG               2009
--------------------------------------------------------------------------------
Golar Freeze            1977      125,000                  BG               2008
--------------------------------------------------------------------------------
Gimi                    1976      125,000                  BG               2010
--------------------------------------------------------------------------------
Hilli                   1975      125,000                  BG               2012
--------------------------------------------------------------------------------
Methane Princess        2003      138,000                  BG               2024
--------------------------------------------------------------------------------
Golar Winter            2004      138,000               Misc.               2005
--------------------------------------------------------------------------------
Golar Frost             2004      137,000                                     --
--------------------------------------------------------------------------------

(1) We own a 60 per cent interest in the Golar Mazo through a joint venture with the remaining 40 per cent owned by Chinese Petroleum Corporation.

          Our currently trading fleet represents approximately 5 per cent of the worldwide fleet by number of vessels.

Newbuildings

          We have executed newbuilding contracts for the delivery of six LNG carriers since the beginning of 2001, three of which have already been delivered. The following table summarizes our newbuildings currently under construction, all of which have capacities of between 140,000 cbm and 145,700 cbm:

     Hull number          Shipbuilder          Expected Delivery Date
     -----------          -----------          ----------------------

     1460                     Hyundai                    October 2004
     2226                      Daewoo                    January 2006
     2234                      Daewoo                        May 2006

          The contract prices for the above vessels totals $476.3 million. In addition we have an option with Daewoo for one further newbuilding.

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

Our Charters

          Seven of our current LNG carriers are on long-term time charters to LNG producers and importers. These charters generally provide us with stable income and cash flows. In addition to their potential for earning revenues over the course of their useful lives, we believe that our LNG carriers may also have significant residual value when they are released from service.

          Pertamina Charters. Two of our vessels, the Golar Mazo and the Golar Spirit, are chartered by Pertamina, the state-owned oil and gas company of Indonesia. The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18 year time charter that expires at the end of 2017. The Golar Spirit is employed on a 20-year time charter that expires at the end of 2006. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each, and to extend the Golar Spirit charter for up to two years.

          Under the Pertamina charters, the operating and drydocking costs of the vessel are borne by Pertamina on a cost pass-through basis. Pertamina also pay for hire of the vessels during scheduled drydockings up to a specified number of days for every two to three year period.

          BG Charters. BG, through its subsidiaries, charters five of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur, Gimi, Hilli and since February of this year, the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan. The trading routes of these vessels are determined by BG. The Golar Freeze commenced a five-year charter with BG on March 31, 2003. The charter for the Khannur expires in 2009, the charter for the Gimi expires in 2010 and the charter for the Hilli expires at a date between January 1, 2011 and December 31, 2012. The Charter for the Methane Princess is for 20 years and therefore expires in 2024.

          Our charterers may suspend their payment obligations under the charter agreements for periods when the vessels are not able to transport cargo for various reasons. These periods, which are also called offhire periods, may result from, among other causes, mechanical breakdown or other accident, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as the result of a claim against us, or the cancellation of the vessel's class certification. The charters automatically terminate in the event of the loss of a vessel.

Charter Renewal Options

          Pertamina Charters. Pertamina has the option to extend the charter of the Golar Mazo and the Golar Spirit. Pertamina may extend the charter of Golar Mazo that expires in 2017, for up to 10 years by exercising the right to extend for one or two additional five-year periods. Pertamina must give two years notice of any decision to extend. The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension. For the Golar Spirit, Pertamina may extend the charter beyond its current expiration in 2006 for up to two years. As with the Golar Mazo, the hire rate during any extension is subject to adjustment to reflect actual operating expenses during the term.

          BG Charters. With the exception of the Golar Freeze charter, each of the BG charters, including the charter for the Methane Princess, is subject to options on the part of BG to extend those charters for two five-year periods. If BG does not exercise its option to renew the Hilli charter, it may designate a redelivery date between January 1, 2011 and December 31, 2012. The terms of the Hilli charter contained in the chart below and the preceding table assumes that BG will chose a redelivery date of December 31, 2012. The hire rates for Khannur, Gimi and Hilli will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of three per cent per annum of the operating costs of the vessel.

          The following chart summarizes the current charters and renewal options for each of our vessels and newbuildings that have charter coverage arranged:

  [The following table was depicted as a bar chart in the original document.]

                                               Current
                                               Time Charter   Option
                                               ------------   ------
                    Golar Winter               2005.25
                    Methane Princess           2024.25        20
                    Golar Freeze               2008.25
                    Hilli                      2012           10
                    Gimi                       2010.9167      10
                    Khannar                    2009.667       10
                    Golar Spirit               2006.9167      2
                    Golar Mazo                 2017           10

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

Golar Management (UK) Limited

          We provide our own vessel management services through our wholly owned subsidiary Golar Management (UK) Limited, or Golar Management, which has its offices in London. The technical functions exercised by Golar Management include operational support, vessel maintenance and technical support, crewing, purchasing, accounting and treasury services. We do not contract out to third parties any of our vessel management services other than some crewing activities, which we subcontract to crewing agents. We have a fleet manager and vessel superintendents who regularly inspect the vessels in our fleet. Golar Management provides the following services to the vessels in our fleet of LNG carriers:

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

Ship Management

          We are focused on operating our LNG carriers at the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy of having our crews perform routine maintenance on our vessels while underway, rather than placing the vessels in drydocking for longer periods of time. Since we do not earn hire from a vessel while it is in drydock we believe that the expense of the additional crewmembers is outweighed by the additional revenue that we receive.

          To further minimize technical failure, off-hire and ensure compliance with the latest safety and industry standards, we are about one year away from completing a $32 million program to refurbish and modernize our four vessels built in the 1970s. The Hilli refurbishment was largely completed during 2003; two other ships are scheduled for major work during their drydockings in 2004 and the last 1970's built ship will be largely completed during drydocking in late 2004 or early 2005. Due to the fact that the majority of the work will be carried out during drydocking the program is expected to require limited additional off-hire. We expect that this upgrading program will allow us to operate each of these vessels to their 40th anniversary. We believe that the capital expenditure of this program will result in lower maintenance costs and improved performance in the future. We also believe this program will help us maintain our proven safety record and ability to meet customer expectations.

Third Party Ship Management

          In addition to managing our own fleet, we provide management services to LNG carriers owned by third party ship owners. We currently manage four vessels for the National Gas Shipping Company (NGSCO), a subsidiary of the Abu Dhabi National Oil Company. These vessels are currently engaged on the route between the Das Island LNG terminal in Abu Dhabi and various ports in Japan. It has been the intention from the start of the project in 1996 that NGSCO should take over management when they had developed their own in-house ship management department. Two ships will be delivered back to NGSCO in July 2004 and the last two ships in January 2005.

Insurance

          The operation of any vessel, including LNG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

          We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

          We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel.

          We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 240 days.

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

          Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90 per cent of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $4.25 billion per accident or occurrence. We are a member of the "UK Club" which is the largest P&I club in the International Group. As a member of the P&I club, we are subject to a call for additional premiums based on the club's claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

          The owners of the four vessels that we manage for the National Gas Shipping Company maintain all marine insurances on those vessels. We are protected by contractual defenses and by the National Gas Shipping Company's contractual obligation to name us as a co-insured in the policies it maintains for the vessels we manage for it. In addition, we carry shipmanager's liability insurance for each of the vessels we manage for the National Gas Shipping Company. Shipmanager's liability insurance protects us against losses caused by our own negligence in connection with the management of these vessels which the owner of the vessel could recover from us under the management contract, assuming negligence is proven. This insurance has a general limit of $5 million with a deductible of $50,000.

Environmental and other Regulations

          Governmental and international agencies extensively regulate the handling and carriage of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our operations, future non- compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

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

     Regulation by the International Maritime Organization

          The International Maritime Organization (IMO) is a United Nations agency that provides international regulations affecting the practices of those in shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, govern our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Golar Management is certified as an approved ship manager under the ISM Code.

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

          The most recent directive from the IMO, issued in the wake of increased worldwide security concerns, is the International Security Code for Ports and Ships (ISPS). The objective of the ISPS, which comes into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. We have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the new ISPS Code well in advance of the date the code comes into force.

     Environmental Regulation--OPA/CERCLA

          The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

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

          For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked twice during a 5-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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

C. Organizational Structure

          As is customary in the shipping industry, we own, lease and operate our vessels, and our newbuildings while under construction, through separate wholly-owned subsidiaries. With the exception of the Golar Mazo and Golar Frost, we lease our vessels from lessors, who are all subsidiaries of UK Banks. We own a 100 per cent interest in the owning subsidiaries of each of our three newbuildings yet to be delivered. We own the Golar Mazo in a joint venture with the Chinese Petroleum Corporation in which we own 60 per cent and Chinese Petroleum owns the remaining 40 per cent of the vessel owning company. Our vessel management services and vessel manning services are provided through separate, wholly-owned subsidiaries.

          The following chart lists each of our subsidiaries, the subsidiaries' purpose, or the vessel it owns, leases or operates, and its country of incorporation as at June 29, 2004. Unless otherwise indicated, we own 100 per cent of each subsidiary.

                                     Jurisdiction of
Subsidiary                           Incorporation            Purpose
----------                           -------------            -------

Golar Gas Holding Company Inc.       Republic of Liberia      Holding Company
                                                              and leases five
                                                              vessels

Golar Maritime (Asia) Inc.           Republic of Liberia      Holding Company

Gotaas-Larsen Shipping Corporation   Republic of Liberia      Holding Company

Oxbow Holdings Inc.                  British Virgin Islands   Holding Company

Faraway Maritime Shipping Inc.       Republic of Liberia      Owns Golar Mazo
(60% ownership)

Golar LNG 2215 Corporation           Republic of Liberia      Leases Methane
                                                              Princess

Golar LNG 1444 Corporation           Republic of Liberia      Owns Golar Frost

Golar LNG 1460 Corporation           Republic of Liberia      Owns newbuilding
                                                              Hull 1460

Golar LNG 2220 Corporation           Republic of Liberia      Leases Golar
                                                              Winter

Golar LNG 2234 Corporation           Republic of Liberia      Owns newbuilding
                                                              Hull 2234

Golar Liberia Inc.                   Republic of Liberia      Owns newbuilding
                                                              Hull 2226

Golar International Ltd.             Republic of Liberia      Vessel management

Golar Maritime Services, S.A.        Spain                    Vessel management

Gotaas-Larsen International Ltd.     Republic of Liberia      Vessel management

Golar Management Limited             Bermuda                  Management

Golar Maritime Limited               Bermuda                  Management

Golar Management (UK) Limited        United Kingdom           Management

Golar Freeze (UK) Limited            United Kingdom           Operates Golar
                                                              Freeze

Golar Khannur (UK) Limited           United Kingdom           Operates Khannur

Golar Gimi (UK) Limited              United Kingdom           Operates Gimi

Golar Hilli (UK) Limited             United Kingdom           Operates Hilli

Golar Spirit (UK) Limited            United Kingdom           Operates Golar
                                                              Spirit

Golar 2215 (UK) Limited              United Kingdom           Operates Methane
                                                              Princess

Golar Winter (UK) Limited            United Kingdom           Operates Golar
                                                              Winter

D.   Property, Plant and Equipment

The Company's Vessels

The following tables set forth the fleet that we operate and the newbuildings that we have on order:

                                   Capacity                      Current Charter
Vessel                 Delivered       cbm.   Flag   Charterer        Expiration
------                 ---------   --------   ----   ---------   ---------------

Golar Frost                 2004    137,000    LIB          --               n/a
Golar Winter                2004    138,000     UK        MISC              2005
Methane Princess            2003    138,000     UK          BG              2023
Golar Mazo                  2000    135,000    LIB   Pertamina              2017
Golar Spirit                1981    128,000     UK   Pertamina              2006
Golar Freeze                1977    125,000     UK          BG              2008
Khannur                     1977    125,000     UK          BG              2009
Gimi                        1976    125,000     UK          BG              2010
Hilli                       1975    125,000     UK          BG              2012

                   Expected Date   Capacity                      Current Charter
Newbuilding          of Delivery       cbm.   Flag   Charterer        Expiration
-----------        -------------   --------   ----   ---------   ---------------

Hull No. 1460       October 2004    140,000     --         n/a               n/a
Hull No. 2226       January 2006    145,700     --         n/a               n/a
Hull No. 2234           May 2006    145,700     --         n/a               n/a

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

          The following discussion assumes that our business was operated as a separate corporate entity prior to its inception. Prior to May 10, 2001, we did not exist as a corporate entity, and prior to May 31, 2001, our business was operated as part of the shipping business of Osprey. For the period from January 1, 2001 to May 31, 2001, our financial statement activity has also been carved out of the consolidated financial statements of Osprey, and from May 31, 2001 to December 31, 2003, all of our results were reflected in the stand-alone consolidated financial statements of Golar as a separate entity. In addition, some costs have been reflected in the historical combined financial statements which are not necessarily indicative of the costs that Golar would have incurred had it operated as an independent, stand-alone entity for all periods presented.

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

          In addition to controlling Seatankers, as of May 31, 2001 Mr. Fredriksen indirectly controlled 50.01 per cent (currently 42.7 per cent) of our shares through World Shipholding. As required under U.S. GAAP, our purchase of the LNG operations of Osprey and Seatankers has been reflected in our financial statements as transactions between entities under common control. We have recorded the LNG assets and liabilities we acquired at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". Under the predecessor basis of accounting, tangible and intangible assets acquired and liabilities assumed are recorded in our books at the amount at which they would have been recorded on the books of World Shipholding and Seatankers. The difference between our purchase price and this predecessor basis was reflected as a reduction in equity in a capital reorganization.

Current Business

          Our activities are currently focused on the chartering of our LNG carriers. Seven of our nine vessels are on long-term charters, which provide us with stable and predictable cash flows for the majority of our business. We also currently manage four LNG carriers for a third party; two of these will be re-delivered in 2004 and two in 2005.

          Vessels may operate under different charter arrangements including time charters, voyage charters and bareboat charters. A time charter is a contract for the use of a vessel for a specific period of time at a specified daily rate. Under a time charter, the charterer pays substantially all of the vessel voyage costs, which consist primarily of fuel and port charges. A bareboat charter is also a contract for the use of a vessel for a specific period of time at a specified daily rate but the charterer pays the vessel operating costs as well as voyage costs. Operating costs include crew wages, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. A voyage charter is generally for a specific voyage and the charterer pays for operating costs but not voyage costs. We define charters for a period of less than one year as short-term, charters for a period of between one and four year as medium-term and charters for a period of more than four years as long-term.

          Seven of our currently trading LNG carriers are employed under long-term time charters, which do not come up for renewal until 2006 and later. The following table sets out our current charters, including future committed charters, and their expirations:

---------------------------------------------------------------------------------------
                        Approximate Annual      Current Charter      Charterers Renewal
     Vessel Name           Charter Hire            Expiration          Option Periods
---------------------------------------------------------------------------------------
Golar Mazo (1)           $31 million / year           2017         5 years plus 5 years
---------------------------------------------------------------------------------------
Golar Spirit (2)         $21 million / year           2006          1 year plus 1 year
---------------------------------------------------------------------------------------
Khannur                 $15.3 million / year          2009         5 years plus 5 years
---------------------------------------------------------------------------------------
Golar Freeze            $19.6 million / year          2008                 None
---------------------------------------------------------------------------------------
Gimi                    $15.3 million / year          2010         5 years plus 5 years
---------------------------------------------------------------------------------------
Hilli                   $15.3 million / year          2012         5 years plus 5 years
---------------------------------------------------------------------------------------
Methane Princess (3)    $24.3 million / year          2024         5 years plus 5 years
---------------------------------------------------------------------------------------
Golar Winter (4)         short-term charter           2005            Not yet agreed
---------------------------------------------------------------------------------------

(1) On a wholly-owned basis and excluding operating cost recovery from charterer (see below).

(2)  Excludes operating cost recovery from charterer (see below).

(3)  Commenced in February 2004.

(4) No extension had been agreed as at June 29, 2004, but can be mutually agreed 30 days prior to completion of the charter.

          The long-term contracts for the Golar Spirit and Golar Mazo are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire, being the rate in the above table, and the vessel operating costs are borne by the charterer on a cost pass through basis. These contracts contain no escalation clauses.

Employment History

          The following table sets out the employment of the LNG carriers now owned and/or operated by us during the period 1999 to 2003.

--------------------------------------------------------------------------------
   Vessel Name              1999                         2000 to 2003
--------------------------------------------------------------------------------
Golar Mazo          Not applicable (a)       Long-term time charter to Pertamina
                                             commenced on delivery in 2000
--------------------------------------------------------------------------------
Golar Spirit        Long-term time charter   Long-term time charter to Pertamina
                    to Pertamina
--------------------------------------------------------------------------------
Khannur             Short-term charters      Short-term charters until start of
                                             long-term time charter with BG in
                                             December 2000
--------------------------------------------------------------------------------
Golar Freeze        Medium-term charter      Short-term charters until start of
                                             medium-term time charter with BG in
                                             November 2000. Long-term time
                                             charter with BG from March 2003.
--------------------------------------------------------------------------------
Gimi                Short-term charters      Short-term charters until start of
                                             long-term time charter with BG in
                                             May 2001
--------------------------------------------------------------------------------
Hilli               Medium-term charter      Medium-term charter until start of
                                             long-term time charter with BG in
                                             September 2000
--------------------------------------------------------------------------------
Methane Princess    Not applicable (b)       Short-term charters until start of
                                             long-term time charter with BG in
                                             February 2004
--------------------------------------------------------------------------------

(a)  This vessel was delivered to us and began trading on January 15, 2000.
(b)  This vessel was delivered to us and began trading on August 29, 2003.

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

Possible Future LNG Industry Business Activities

          Depending on market conditions, we may diversify our operations. Our senior management is currently considering vertically integrated infrastructure investments.

          Two of our current vessels are available for trade in the short-term or "spot" market, one has secured a 10-month charter commencing May 31, 2004 and one is currently unemployed. The LNG spot market has only recently developed and it is at an early stage. Rates payable in that market may be uncertain and volatile although potentially higher than rates for long-term charters. The supply and demand balance for LNG carriers is also uncertain. These factors could influence the results of operations from spot market activities.

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

          In February 2002, we announced our participation in a joint development arrangement headed by Marathon Oil Company to construct and operate a major LNG import facility on Mexico's Baja Peninsula. Other participants in the project include Grupo GGS, S.A. de C.V., a subsidiary of GGS Holdings Limited, or GGS, a Mexican company involved in the development of various infrastructure projects, including oil and natural gas projects. Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project have been shared as follows: Marathon 80 per cent, GGS 10 per cent, Golar LNG Limited 10 per cent prior to the establishment of a lead project company and execution of a shareholders' agreement. However, this project is not currently being actively progressed.

          In June 2002, we announced that we had signed a heads of agreement (letter of intent) with the Italian offshore and contracting company Saipem SPA for the joint marketing and development of Floating Regasification Terminals, or FRT's, for the Italian gas market. The concept is based on the conversion of a Moss type LNG carrier ('Moss type' is in reference to the type and shape of the cargo tanks), either existing or newly built. The activities will be managed through a dedicated joint venture, where Saipem will handle the engineering and technical aspects of the FRT's. We will contribute to the joint venture by identifying suitable LNG carriers as well as providing maritime expertise. Progress has been made in respect of this project with a potential customer, Cross Energy S.R.L. who is planning to site a FRT off the coast of Livorno in Italy. A final decision on the permit for the FRT is expected to be made by the Italian authorities some time between June and October of 2004 but we cannot be certain of this time frame. The ultimate size of our investment has yet to be determined.

Factors Affecting Our Results

          The principal factors that have affected, and are expected to continue to affect, our core LNG shipping business are:

          The employment of our vessels, daily charter rates and the number of unscheduled offhire days

          Non-utilization for vessels not subject to charters

          Vessel operating expenses

          Administrative expenses

          Useful lives of our fleet and the related depreciation and amortization expense

          Net financial expenses including mark to market charges for interest rate swaps and interest rates and foreign exchange gains or losses that arise on the translation of our lease obligations and the cash deposits that secure them.

          Operating revenues are primarily generated by charter rates paid for our short-term, medium-term and long-term charters and are therefore related to both our ability to secure continuous employment for our vessels as well as the rates that we secure for these charters. Four of the five ships currently under charter with subsidiaries of BG have derived a cash flow benefit from negotiated rate increases that took effect from August 1, 2001 for one vessel and from January 1, 2002 for the other three.

          The number of days that our vessels earn hire substantially influences our results. We attempt to minimize unscheduled offhire by conducting a program of continual maintenance for our vessels. The charter coverage we have for all our vessels has resulted in a minimal number of waiting days in 2001, 2002 and 2003. Our vessels may be out of service, that is, offhire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled offhire, days spent waiting for a charter, which we refer to as waiting time and unscheduled repairs or maintenance, which we refer to as unscheduled offhire. Generally, for vessels that are under a time charter, hire is paid for each day that a vessel is available for service. However, two of our long-term charters provide for an allowance of a specified number of days every two to three years that our vessels may be in drydock, for one vessel the allowance is fixed whilst the other vessel will only be placed offhire if the number of days in drydock every two years exceeds that allowance. The shipping industry uses average daily time charter earnings, or TCE, to measure revenues per vessel in dollars per day for vessels on charters. We calculate TCE by taking time charter revenues, or voyage revenues, net of voyage expenses, recognized ratably over the period of the voyage, earned and dividing by the number of days in the period less scheduled offhire.

          Our exposure to credit risk is limited as our long-term charterers pay monthly in advance. This trend is expected to continue as the majority of our vessels are under long-term charters with customers with whom we have had a positive collection history.

          Voyage expenses are primarily expenses such as fuel and port charges, which are paid by us under voyage charters. Under time charters such voyage expenses are paid for by our customers. Accordingly voyage expenses will vary depending on the number of vessels we have operating on voyage charters.

          Vessel operating expenses include direct vessel operating costs associated with running a vessel and an allocation of shore-based overhead costs directly related to vessel management. Vessel operating costs include crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. Accordingly, the level of this operating cost is directly related to the number of vessels we operate. Overhead allocated to vessels includes certain technical and operational support, information technology, legal, accounting and corporate costs that are related to vessel operating activity. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. Operating expenses increased during 2001 and 2002 mainly due to increased crew and related pension costs and insurance costs and in 2003 principally because of the addition of Methane Princess to the fleet.

          Administrative expenses are composed of general corporate overhead including primarily personnel costs, corporate services, public filing fees, property costs and expenses related to other similar functions. Personnel costs comprise approximately 60 per cent of our administrative expenses and include salaries, pension costs, fringe benefits, travel costs and social insurance.

          Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our ships, is also related to the number of vessels we own or operate under long term capital leases. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets, over their estimated useful lives on a straight-line basis. We amortize our deferred drydocking costs over two to five years based on each vessel's next anticipated drydocking. No charge is made for depreciation of newbuildings until they are delivered. We amortize our office equipment and fittings over three to six years based on estimated economic useful life. Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets.

          Interest expense depends on the overall levels of borrowing we incur and may significantly increase when we acquire or lease ships or on the delivery of newbuildings. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. Currently $135 million of debt under our Methane Princess facility has a fixed interest rate. Furthermore, $171.8 million of our floating rate debt under our Mazo facility is swapped to fixed rate, and we may also enter into interest rate swap arrangements on our other debt if this is considered to be advantageous to us. Interest expense in the carved out combined financial statements relates to a debt facility in Osprey that was specifically designated to LNG operations and a facility specific to the Golar Mazo.

          Interest income will also depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits. Interest income in the carved out combined financial statements includes an allocation of Osprey group interest income. The Osprey group operated a centralized treasury system and did not have separate bank accounts for each of its subsidiaries. There were separate bank accounts for Golar Mazo. For the remaining LNG activities, interest income has been allocated in the carved out combined financial statements based on operating cash flows, net of debt service.

          Other financial items are composed of financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustment for interest rate derivatives and foreign exchange gain/loss. The market valuation adjustment for our interest rate derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains and losses, which were minimal prior to 2003 as our activities are primarily denominated in US dollars, increased during the year principally due to the lease finance transactions that we entered into during 2003 which are both denominated in British Pounds. A foreign exchange gain arose during 2003 as a result of the retranslation of our capital lease obligations and the cash deposits securing those obligations. The gain arose due to the appreciation of the British Pound against the US Dollar during the year. This gain represents an unrealised gain. Further foreign exchange gains or losses will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

          Since most of these key items are directly related to the number of LNG carriers we own or lease and their financing, the acquisition or divestment of additional vessels and entry into additional newbuilding contracts would cause corresponding changes in our results.

          Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and corporate overheads, management does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen considerably over the last three years, may well continue to rise over the next few years and particularly in 2004. Two of our vessels charters are based on operating cost pass through and a third has an insurance cost pass through and so we will be protected from the full impact of such increases. LNG transportation is a specialized area and the number of vessels is increasing rapidly. There will therefore be an increased demand for qualified crew and this may put inflationary pressure on crew costs. Only the two vessels on full cost pass through charters would be protected from any crew cost increases.

          A number of factors could substantially affect the results of operations of our core long-term charter LNG shipping business as well as the future expansion of any spot market business. These factors include the pricing and level of demand and supply for natural gas and specifically LNG. Other uncertainties that could also substantially affect these results include changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

Critical Accounting Policies

     The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2 to the Company's audited Consolidated and Combined Financial Statements and Notes thereto included herein for details of the Company's significant accounting policies.

Vessels and Depreciation and Amortization

          The cost of the Company's vessels, less the estimated residual value, is depreciated, (owned vessels) or amortized (leased vessels) on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 40 years and this is a common life expectancy applied in the LNG shipping industry. If the estimated economic useful life is incorrect, an impairment loss could result in future periods. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

Time Charters

          We account for time charters of vessels to our customers as operating leases and record the customers' lease payments as time charter revenues. We must evaluate each contract to determine whether or not the time charter should be treated as an operating or capital lease, which involves estimates about our vessels' remaining economic useful lives, the fair value of our vessels, the likelihood of a lessee renewal or extension, incremental borrowing rates and other factors. A change in our estimates might require that we classify our time charters as capital leases, which would include recording an asset similar to a loan receivable and removing the vessel from our balance sheet. The lease payments to us would reflect a declining revenue stream to take into account our interest carrying costs, which would impact the timing of our revenue stream.

Capital Leases

          We have sold several of our vessels to, and subsequently leased the vessels from UK financial institutions that routinely enter into finance leasing arrangements. We have accounted for these arrangements as capital leases. As identified in our critical accounting policy for time charters, we must make estimates and assumptions in determining the classification of our leases. In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases. Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations.

          We have also recorded deferred credits in connection with these lease transactions. The deferred credits represent the upfront benefits derived from undertaking financing in the form of UK leases. The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis. The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g. on a change of tax law), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances. Any increase in rentals is likely to affect our ability to amortize the deferred credits and consequently could have a negative impact on our results and operations.

          We have also recorded deferred credits in connection with these lease transactions, which represent the benefit of financing available from UK lease finance arrangements, which has been received in advance. This benefit is primarily derived from the tax benefits available to the lessors as a result of their investment in the vessels. Under our lease agreements, we have indemnified the lessors with respect to these amounts in the event that changes in tax law preclude them from realising the tax benefits. We amortize these amounts over the remaining economic lives of the leased vessels. If tax laws were to adversely impact the lessors' ability to realise the tax benefits, the lessors have the ability to reclaim through future lease payments the amounts previously funded to us. This could increase our lease payments and affect our ability to reduce the deferred credit through amortization, which would have a negative impact on our results of operations.

Insurance Receivables

          We have recognized amounts related to various insurance claims in our results of operations. We recognize such insurance claims when facts and circumstances support the legal recovery and we believe it is virtually certain that the insurance claims will be recovered. If our insurance companies dispute our assessment of the facts and circumstances or refuse to honour all or a portion of our claims, the amounts recognized for our insurance receivables may not be collectible, which would adversely impact our results of operations.

Pension Benefits

          The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 22 of the notes to our consolidated and combined financial statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Carve out of the Financial Statements of Osprey

          For the year ended December 31, 2001, the five months to May 31, 2001, have been carved out of the financial statements of Osprey and are presented on a combined basis. For the seven months from June 1, 2001 to December 31, 2001 and for the years ended December 31, 2002 and 2003, the financial statements as a separate entity are presented on a consolidated basis.

          Osprey was a shipping company with activities that included oil tankers and product carriers as well as LNG carriers. Where Osprey's assets, liabilities, revenues and expenses relate to the LNG business, these have been identified and carved out for inclusion in these financial statements. Where Osprey's assets, liablities, revenues and expenses relate to one specific line of business but not the LNG business, these have been identified and not included in these financial statements. The preparation of the carved out financial statement requires allocation of certain assets and liabilities and revenues and expenses where these items are not identifiable as related to one specific activity. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. The financial positions, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all years presented as the Company may have made different operational and investment decisions as a Company indepedent of Osprey.

Recently Issued Accounting Standards and Securities and Exchange Commission
Rules

          In December 2003, the FASB issued revised FASB Interpretation 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after March 15, 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 15, 2003. The Company has adopted FIN 46-R and has determined that the entities that possess legal title to the six vessels leased by Golar are variable interest entities in which Golar has a variable interest and is the primary beneficiary. Golar has measured the leased vessels transferred to the variable interest entities at the same amounts as if the transfer had not occurred, which is cost less accumulated depreciation at the time of transfer. The adoption of FIN 46-R did not have a material impact upon Golar's financial statements. The Company does not have any other variable interest entities.

Results of operations

          Our results for the years ended December 31, 2003, 2002 and 2001 were affected by several key factors:

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

     o the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities

     o    lease finance arrangements that we entered into during 2003; and

     o    the delivery of our first newbuilding, the Methane Princess in August
          2003.

          The impact of these factors is discussed in more detail below.

Year ended December 31, 2003, compared with the year ended December 31, 2002

          Operating Revenues. Total operating revenues of $132.8 million were $2.2 million higher than last year but after deducting voyage expenses of $2.2 million incurred in 2003 in connection with the Methane Princess they were the same for both years. Although there was an increase in the number of offhire days incurred in 2003 compared to 2002, this was offset by earnings from the addition of the Methane Princess to the fleet at the end of August 2003. The increased number of offhire days in 2003 was due to two vessels drydocking and offhire in respect of other maintenance and repairs. In contrast only one vessel drydocked in 2002 but because of an allowance in the charter no offhire time was incurred. Revenues earned by the Methane Princess during 2003 were derived from voyage charters. All revenues earned during 2002 were derived from time charters. The fleet earned an average daily time charter equivalent rate of $57,300 and $59,000 in 2003 and 2002, respectively.

          Vessel Operating Expenses. Vessel operating expenses increased 7 per cent from $28.1 million in 2002 to $30.2 million in 2003. This was mainly because of the addition of the Methane Princess to our fleet, which contributed $1.3 million of the increase. Additional costs were also incurred in respect of crew; costs associated with repairs to our vessels, including the cost of repair, associated survey costs and the cost of insurance deductibles; and higher insurance costs mainly due to additional war risk premium levied on two of our ships trading in Indonesian waters on charter to Pertamina. This premium ceased to apply in May 2003. Insurance costs were further affected by increase in market rates and this trend is expected to continue with an expected significant increase in premiums during 2004. Some of these increased costs were offset by savings elsewhere which resulted in an overall cost increase of $0.8 million in addition to the $1.3 million contributed by the Methane Princess. In the years ended December 31, 2003 and 2002, the average daily operating costs of our vessels were $13,000 and $12,800, respectively. Included in these amounts are $928 per day and $1,027 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates.

          Voyage expenses. During 2002 all our vessels were on time charters and therefore did not incur any voyage expenses because under a time charter our customers pay for such expenses. During 2003 our first newbuilding, the Methane Princess operated under voyage charters from delivery until the end of the year. The level of voyage expenses we incur will be largely dependent on the number of vessels we have operating on voyage charters.

          Administrative Expenses. Administrative expenses increased 17 per cent from $6.1 million in 2002 to $7.1 million in 2003. The increase was mainly due to an increase of $1.0 million in our share of development costs in respect of the Baja project during 2003. In preparation for increased ship operation activities, our headcount increased from 2002 by seven in our London office and as a result wages and other staff related costs also increased, but this was largely off set by reduced costs elsewhere, principally the lack of costs associated with the listing of our shares in the U.S. in 2002. A significant proportion of our administrative expenses are incurred in British Pounds (GBP) at our office in London. Movement in the exchange rate of the U.S. dollar against GBP will therefore impact our future administrative expenses.

          Depreciation and Amortization. Depreciation and amortization decreased marginally from $31.3 million in 2002 to $31.1 million in 2003. An increase due to the addition of the Methane Princess to the fleet and higher drydock cost amortization was off set by the amortization of the deferred credit arising from our lease finance arrangements.

          Net Financial Expenses. Interest income was $14.8 million and $1.1 million for the years ended December 31, 2003 and 2002, respectively. Interest income in 2003 includes an amount of $14.1 million attributable to fixed cash deposits, which secure our capital lease obligations. Interest expense was $37.2 million and $23.6 million for the years ended December 31, 2003 and 2002, respectively. The expense for 2003 includes an amount of $14.6 million attributable to our capital lease obligations. The increase in both income and expense is due to the finance lease transactions that we entered into during 2003, the aim of which were to restructure our financing arrangements. Net financial expenses were further affected by prevailing lower interest rates in 2003 compared to 2002. Other financial items changed from an expense of $17.9 million for the year ended December 31, 2002 to net income of $7.2 million in the year ended December 31, 2003. The change was primarily due to the movement in the fair value of interest rate swaps, which resulted in a charge of $16.5 million in 2002 compared with a gain of $6.4 million in 2003. Additionally a foreign exchange gain of $3.0 million arose during 2003 as a result of the retranslation of our capital lease obligations and the cash deposits securing those obligations. The gain arose due to the appreciation of the British Pound against the US Dollar during the year. This gain represents an unrealised gain

          Minority Interest and Income Taxes. Minority interest, consisting of the 40 per cent interest in the Golar Mazo, increased from a credit of $2.5 million in 2002 to a charge of $7.0 million in 2003. The credit in 2002 was due to the impact of the minority interests share of mark-to-market charge for interest rate swaps amounting to $6.6 million. Income taxes relate to the taxation of our UK vessel management operations and also to vessel operating companies in 2003. As a result of transferring the operations of six of our vessels to UK incorporated companies during the year our income tax charge in 2003 increased to $0.4 million. These UK companies did not exist in our group in 2002. Our income tax change is expected to increase as a function of the number of vessels we operate in the UK and the profitability of the U.K. companies.

          Net Income (Loss). As a result of the foregoing, we earned net income of $39.6 million in 2003, increased from $27.1 million in 2002.

Year ended December 31, 2002, compared with the year ended December 31, 2001

          Operating Revenues. Total operating revenues increased 14 per cent from $114.2 million in 2001 to $130.6 million in 2002. This resulted primarily from higher average charter rates and a decrease in offhire days in 2002. The fleet earned an average daily time charter rate of $59,000 and $53,600 in 2002 and 2001, respectively. The increase in rates from 2001 to 2002 was due to increased rates in respect of the Hilli, Gimi and Khannur, effective January 1, 2002 and a rate increase in respect of the Golar Freeze effective August 1, 2001. In the years ended December 31, 2002 and 2001 total days offhire were 24 and 130, respectively. The decrease is due to the fact that three vessels underwent drydocking during 2001 whilst there was no loss of income associated with the drydocking of one vessel in 2002.

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

          Net Financial Expenses. Interest income was $1.1 million and $3.3 million for the years ended December 31, 2002 and 2001, respectively. This decrease reflects a higher average cash balance for the Golar Mazo in the 2001 period and lower interest rates during 2002. Interest expense was $23.6 million and $32.5 million for the years ended December 31, 2002 and 2001, respectively. This decrease of 27 per cent reflects a combination of lower average interest rates, a restructuring of the our debt in the first half of 2001 and an increase in capitalized interest in respect of newbuilding instalments paid by cash from $1.1 million in 2001 to $2.2 million in 2002. Other financial items increased to $17.9 million for the year ended December 31, 2002 from $12.4 million in the year ended December 31, 2001, primarily due to a mark to market charge for interest rate swaps of $16.5 million in 2002 compared with $8.2 million in 2001. During the first half of 2001, we wrote off $2.3 million of deferred finance fees as a result of refinancing a loan facility, in 2002 we wrote off $0.4 million of deferred finance fees as a result of loan repayments.

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

B.   Liquidity and Capital Resources

          We operate in a capital intensive industry and we have historically financed our purchase of LNG carriers and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and equity capital. Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding investments, including the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

          Revenues from our time charters and our management contracts are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to the majority of these items being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements for our employed vessels; however, our newbuilding program, currently consisting of three committed contracts for vessels currently under construction, and to a lesser extent the Golar Frost, which was delivered in June 2004 but is currently without employment, will result in increased financing and working capital requirements. Payments for our newbuildings are made as construction progresses in accordance with our contracts with shipyards. The financing of our newbuilding program is discussed further below.

          We have sufficient facilities to meet our anticipated funding needs until October 31, 2004. As of June 29, 2004, additional facilities of $313 million will be needed to meet commitments under the newbuilding construction program on October 31, 2004 and thereafter, including $107 million payable on October 31, 2004 on delivery of our fourth newbuilding. It is standard in the shipping industry to finance between 50 and 80 per cent of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank financing. In the case of vessels that have term charter coverage, the debt finance percentage may increase significantly. We received 100 per cent financing for the cost of one of our newbuildings that is on a long-term charter with BG. If we were to obtain 50 per cent debt financing to cover the instalments due on our three remaining unfinanced newbuildings, this would result in additional financing of approximately $229 million of the $313 million required.

          It is intended that the funding for our commitments under the newbuilding construction program will come from a combination of cash raised from equity issues during 2003, debt finance, lease arrangements and cash flow from operations. Alternatively, if market and economic conditions favour equity financing, we may raise additional equity. In 2003, we raised $106 million from equity offerings, which will be used for newbuilding commitments and other investments. We are in discussions with a number of financial institutions and others to provide sufficient facilities to meet our construction commitments in full as they fall due. Details of newbuilding commitments and proposed funding arrangements are detailed below.

          Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds. We have not made use of derivative instruments other than for interest rate and currency risk management purposes.

          The following table summarizes our cash flows from operating, investing and financing activities:

                                                        Year Ended December 31,
                                                        2003     2002     2001
                                                        ----     ----     ----

(in millions of $)

Net cash provided by operating activities               57.4     71.2     42.0

Net cash used in investing activities                  (658.5)  (163.3)  (657.9)

Net cash provided by financing activities              666.2     87.3    667.7

Net increase (decrease) in cash and cash equivalents    65.1     (4.8)    51.8

Cash and cash equivalents at beginning of year          52.7     57.5      5.7

Cash and cash equivalents at end of year               117.9     52.7     57.5

          With $106 million of new equity raised during 2003, our short-term liquid resources have increased. As of December 31, 2003, 2002 and 2001 the Company had cash and cash equivalents of $117.9 million, $52.7 million and $57.5 million, respectively. In addition, at December 31, 2003, 2002 and 2001 we had restricted cash of $32.1 million, $12.8 million and $14.2 million, respectively that represents balances retained on accounts in accordance with certain loan and lease covenants.

          We generated cash from operations of $57.4 million in 2003, compared with $71.2 million in 2002 and $42.0 million in 2001. The decrease in 2003 from 2002 is principally due to additional drydocking expenditure in 2003 of $11.1 million.

          Net cash used in investing activities in 2003 was $658.5 million, of which approximately $562.3 million related to placement of funds into deposits to provide security for capital lease obligations; $77.8 million related to newbuilding purchase instalments; $12.2 million related to the purchase of equity securities in Korea Line Corporation and $6.3 million was in respect of additions to vessels and equipment. Newbuiling instalment payments made in 2003 were net of an amount of $12.9 million received from the shipyard in relation to the late delivery of the Methane Princess. Net cash used in investing activities in 2002 was $163.3 million, of which $158.8 million related to newbuilding purchase instalments and $5.9 million was in respect of additions to vessels and equipment. Net cash used in investing activities in the year ended December 31, 2001 totalled $657.9 million, of which $530.9 million was used in the acquisition of the LNG interests of Osprey and Seatankers and $140.0 million towards ship construction and refurbishment.

          Net cash provided by financing activities was $666.2 million in 2003 compared with $87.3 million and $667.7 million in the years ended December 31, 2002 and 2001, respectively. In 2003, we entered into two refinancing transactions involving lease arrangements for six vessels, which are further explained below. During 2003, we drew down a total of $506.1 million in debt and received proceeds from lease obligations of $616.3 million, none of which were from related parties. Repayments of debt totalled $561.2 million in 2003, of which $32.7 million was to a related party. Furthermore, during 2003, we raised $106.2 million from the issue of 9.6 million shares in two separate offerings,
5.6 million shares in July 2003 and 4.0 million in December 2003. During 2002, we drew down a total of $210.6 million in debt, of which $16.3 million was from a related party. Repayments of debt totalled $109.9 million in 2002, of which $68.8 million was to a related party. Financing in 2001 came principally from a new $325 million floating rate loan facility undertaken to refinance floating rate facilities, and from net proceeds of $275.8 million from our equity placement in Norway, both of which occurred in May 2001. In addition, we received $85.3 from a related party, Greenwich, as discussed below. Repayments of loan facilities totalled $15.2 million in 2001.

Long-Term Debt

          On November 26, 1997 Osprey entered into a loan facility of $214.5 million secured by a mortgage on the vessel Golar Mazo, which we refer to as the Mazo facility. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus a margin. The loan is repayable in bi-annual instalments that commenced on June 28, 2001. The balance of the facility, on a 100 per cent basis, as at December 31, 2003 totalled $181.3 million. In connection with the Mazo facility, Osprey entered into a collateral agreement with the banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the Trust Company during the period of the loan.

          In connection with the Mazo facility, Osprey entered into interest rate swaps to reduce the impact of changes in interest rates. Following the adoption of FAS 133 on January 1, 2001, the interest rate swaps are marked to market at the end of each period and the resulting gain or loss is recorded in the income statement. The mark to market charge in the years ended December 31, 2003, 2002 and 2001 were $6,401,000 gain, $16,458,000 loss and $6,342,000 loss, respectively.

          In May 2001, we entered into a secured loan facility with a banking consortium for an amount of $325.0 million, which we refer to as the Golar LNG facility. The Golar LNG facility was refinanced in April 2003, with cash, in connection with a lease finance arrangement for five vessels, as discussed further below, and an amount of $265 million provided by the same syndicate of banks; we refer to this loan as the New Golar LNG facility. The amount outstanding on the old facility was $282.5 million and accordingly a net $17.5 million was repaid. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of four years and two months and is repayable in 16 quarterly instalments together with a final balloon payment of $138.8 million due on May 31, 2007.

          In October 2002, we entered into a secured subordinated loan facility with a banking consortium for an amount of $60.0 million, to which we refer to as the Golar LNG subordinated facility. This loan was also refinanced in April 2003. The new second priority loan, which we refer to as the New Golar LNG subordinated facility, was also for an amount of $60 million provided by the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus a margin, increasing by 0.25 percent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly instalments commencing in November 2003.

          Both the New Golar LNG facility and the New Golar LNG subordinated facility are secured by mortgages on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze, executed by the UK Lessor of the vessels in favour of our subsidiary, GGHC, and by a mortgage transfer executed by GGHC in favour of the lending banks. The New Golar LNG subordinated facility's security is second in priority to the New Golar LNG facility. The new loans contain similar provisions to the old loans in respect of restrictions and financial covenants. During 2001 and 2002, we entered into borrowing arrangements with Greenwich Holdings Limited, a company indirectly controlled by Mr. Fredriksen, to provide initial funding in respect of our newbuilding contracts discussed in further detail below.

          During 2001, we obtained loans totalling $85.3 million from Greenwich in order to finance instalments due on our newbuildings the Methane Princess, the Golar Winter and hull number 1460. We repaid $52.6 million in March 2002 following the initial financing of the Methane Princess. We repaid the balance of the loan during 2003, $16.0 million in June 2003 and $16.7 million in August 2003.

          During 2002, we obtained further loans totalling $16.3 million from Greenwich in order to finance further instalments due on our newbuildings. This loan was repaid in November 2002.

          On December 31, 2001, we signed a loan agreement with Lloyds TSB Bank Plc to finance 100 per cent of the cost of one of our newbuildings, hull number 2215, after we secured a 20-year charter for this vessel, which we refer to as the Methane Princess facility (previously referred to as the 2215 facility). In August 2003, prior to the delivery of the vessel we refinanced this facility in connection with a lease finance arrangement in respect of the Methane Princess as discussed further below. The new facility is also for $180 million, with the same bank and has a similar repayment profile. It accrues a floating rate of interest of LIBOR plus a margin up to the date the vessel is delivered to the Charterer under the BG Charter and thereafter at LIBOR plus a reduced margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin could increase if the rating for the Charterer at any time fell below an S&P rating of "B". As at June 29, 2003, $135 million of debt in respect of the Methane Princess facility was fixed interest rate debt. Of the $135 million $115 million is fixed until 2015, $10 million until 2009 and $10 million until 2007, at a current weighted average rate of 5.68per cent (inclusive of margin). After these transactions, at December 31, 2003, we had total long-term debt outstanding of $655.2 million, compared with $710.3 million and $609.6 million at December 31, 2002 and 2001, respectively.

          The outstanding debt of $655.2 million as of December 31, 2003 was repayable as follows:

     Year ending December 31,
     (in millions of $)

     2004                                                                   61.3
     2005                                                                   64.0
     2006                                                                   70.5
     2007                                                                  177.8
     2008                                                                   22.8
     2009 and later                                                        258.8
     ---------------------------------------------------------------------------
                                                                           655.2
     ===========================================================================

          In March 2004, we entered into a into a secured loan facility with a banking consortium for an amount of $110.0 million, in respect of the Golar Frost which we refer to as the Golar Frost facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of three years is repayable in 5 semi-annual instalments together with a final balloon payment. In June 2004 we took delivery of the Golar Frost and drew down the loan.

          The margins we pay under our current loan agreements over and above LIBOR at a fixed or floating rate currently range from 0.865 per cent to 2.0 per cent.

Capital Lease Obligations

          In April 2003 we entered into a lease finance arrangement, which we refer to as the Five Ship Leases, in respect of five of our vessels (Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur), with a subsidiary of a major UK bank, which we refer to as the UK Lessor. We sold five 100 per cent owned subsidiaries which owned the relevant vessels, to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiary companies to us. Each of the five companies now owned by the UK Lessor subsequently entered into 20 year leases with a subsidiary of ours, Golar Gas Holding Company Inc., or GGHC, who in turn sub-leased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of taking over the business of operating one each of the above named vessels.

          We used $325 million of the proceeds we received together with $17.5 million of our cash reserves to repay two existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. We then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favour of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the lease finance arrangement were used to make deposits with two banks amounting to $414.5 million who then issued letters of credit securing GGHC's obligations under the leases amounting to the present value of rentals due under the leases. Lease rentals are payable quarterly. At the end of each quarter the required deposit to secure the present value of rentals due under the leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds released as a result of the reduction in the required deposit are available to pay the lease rentals due at the end of the same quarter. After making this deposit and settling all outstanding fees relating to the transaction the cash in flow was approximately $32.5 million.

          In August 2003, we entered into a lease finance arrangement in respect of our first newbuilding the Methane Princess, to which we refer to as the Methane Princes Lease. We arranged a new $180 million loan facility in respect of the Methane Princess (Methane Princess facility) as noted above and at the same time novated our shipbuilding contract to a subsidiary of a UK bank (UK Lessor) under the terms of which the UK Lessor advanced an amount equal to the amounts already paid by us under the shipbuilding contract to the Shipyard who in turn repaid us the same amount. We subsequently entered into a 30-year lease agreement in respect of the vessel with the UK Lessor. We used monies drawn down from the Methane Princess facility (secured by a mortgage executed by the UK Lessor in favour of us as security for the UK Lessor's obligations to pay certain sums to us under the lease agreement and by a mortgage transfer executed by us in favour of the lending bank) together with some of our own cash reserves to make deposits with a bank ("LC Bank") who then issued a letter of credit securing our obligations to the UK Lessor. We used the monies refunded by the Shipyard under the novation agreement together with our own cash to repay the original loan in respect of the Methane Princess. Upon delivery of the vessel and payment of the final delivery instalment the total advanced by the UK Lessor was $163.7 million and the amount placed on deposit with the LC Bank was $143.9 million. After settling all outstanding fees relating to the transaction the cash in flow was approximately $18.5 million.

     Our lease rentals include an interest element that is accrued at a rate of GBP LIBOR for both our leases and we receive interest income on our restricted cash deposits at a rate of GBP LIBOR.

As at 31 December 2003, the Company is committed to make minimum rental payments under capital lease, as follows:

Year ending December 31,                  Five ship       Methane         Total
                                              lease      Princess
                                                            Lease

                                                 (in thousands of $)

2004                                         19,780         5,731        25,511
2005                                         21,027         6,070        27,097
2006                                         22,294         6,388        28,682
2007                                         23,631         6,721        30,352
2008                                         24,993         7,024        32,017
2009 and later                              770,239       354,455     1,124,694
-------------------------------------------------------------------------------
Total minimum lease payments                881,964       386,389     1,268,353
Less: Imputed interest                     (422,208)     (229,935)     (652,143)
-------------------------------------------------------------------------------
Present value of minimum lease payments     459,756       156,454       616,210
===============================================================================

          The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2003 was $479.3 million.

          The profile of the Methane Princes lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain letters of credit to secure the lease obligations as of December 31, 2003 was $163.3 million.

          In April 2004, we signed a lease agreement in respect of the Golar Winter with another UK bank (the 'Winter Lessor'). The vessel was also delivered in April 2004. Under the agreement we received an amount of $166 million, before fees and expenses. Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (the 'LC Bank'). We have deposited $39 million with the LC bank as security for the letter of credit. The effective amount of net financing received is therefore $127 million before fees and expenses.

          Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and Lessors. In addition, our lenders and Lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum net worth covenants, minimum value clauses, and minimum free cash restrictions in respect of us and our subsidiaries. As of December 31, 2003, 2002 and 2001, we complied with all covenants of our various debt and lease agreements.

          In addition to mortgage security, some of our debt is also collateralised through pledges of shares by guarantor subsidiaries of Golar.

Newbuilding Contracts and Capital Commitments

          As of December 31, 2003, we had contracts to build four new LNG carriers and in February 2004 we entered into a contract for the construction of a further newbuilding. We took delivery of our second newbuilding, the Golar Winter, in April 2004, which was financed by the lease finance arrangement noted above. In June 2004, we took delivery of our third newbuilding, the Golar Frost, which we financed with the loan facility also mentioned above. The Golar Frost's delivery was delayed from the original planned delivery date and as a result Golar received compensation from the shipyard in the amount of $9 million.

          As at June 29, 2004, we therefore have three newbuildings still under construction. Amounts outstanding and payable under contracts to build these three new LNG carriers as of June 2004, total approximately $389 million, excluding financing costs, and are due in instalments over the period to May 2006. We also have budgeted capital expenditure of approximately $27.5 million over the period to December 2005, in connection with our vessels refurbishment program and routine vessel drydocks.

          As of June 29, 2004, we require additional financing of approximately $313 million to fund all of our newbuilding construction commitments.

          The commitments up to September 2004 will be funded from existing facilities, cash reserves and cash generated from operations. Additional facilities are required to meet progress payments on October 2004 and further progress payments arising periodically thereafter until completion of the program in 2006.

          As noted above, two vessels have been delivered since December 31, 2003 and one new contract for a further newbuilding has been entered into. The following table sets out as at December 31, 2003 and June 29, 2004 the estimated timing of the remaining commitments under our present newbuilding contracts. Actual dates for the payment of instalments may vary due to progress of the construction.

                                                 December 31,           June 29,
                                                     2003                 2004
                                                   -------              -------

                                                         (in millions of $)

2004                                               354,800              137,846
2005                                                    --               29,600
2006                                               107,200              221,800
--------------------------------------------------------------------------------
Total                                              462,000              389,246
================================================================================

          Our senior management evaluates funding alternatives depending on the prevailing market conditions. We anticipate that the additional financing required to fund the completion of the remaining newbuilding construction costs will come from a combination of additional debt and lease financing, cash reserves and cash from operations, supplemented by equity proceeds as circumstances may warrant or permit. It is standard in the shipping industry to finance between 50 and 80 per cent of the construction cost of newbuildings through traditional bank financing and in the case of vessels that have charter coverage the debt finance percentage may increase significantly. We may finance up to 100 per cent of these newbuilding costs through additional tranches of bank debt secured by the respective newbuildings. We would make such borrowings as needed while construction proceeds. Alternatively, if market and economic conditions favour equity financing at any such time, we may use somewhat less debt and instead raise equity to fund a larger portion of these costs. Currently, we are seeking a mixture of long-term, medium-term and short-term charters for our three remaining newbuildings. The charter coverage of a newbuilding may affect our ability to finance its completion.

C.   Research and Development, Patents and Licenses

     Not applicable

D.   Trend Information

     See our discussion above under 'overview and background'.

E.   Off-Balance Sheet Arrangements

          As of December 31, 2003 we did not have any significant off-balance sheet arrangements.

F.   Contractual Obligations

          The following table sets forth our contractual obligations for the periods indicated as at December 31, 2003:

(in millions of $)        Long-term      Capital lease     Operating          New     Total
                               debt    obligations (1)    leases (2)    buildings
--------------------------------------------------------------------------------------------
2004                           61.3               25.5           1.4        354.8      443.0
2005                           64.0               27.1            --           --       91.1
2006                           70.5               28.7            --        107.2      206.4
2007                          177.8               30.4            --           --      208.2
2008                           22.8               32.0            --           --       54.8
2009 and later                258.8            1,124.7            --           --    1,383.5
                            ----------------------------------------------------------------
Total                         655.2            1,268.4           1.4        462.0    2,387.0
Less: Imputed interest           --             (652.1)           --           --     (652.1)
--------------------------------------------------------------------------------------------
Total                         655.2              616.3           1.4        462.0    1,734.9
============================================================================================

     (1) In the event of any adverse tax rate changes we may be required to return all or a portion of the cash inflow (approximately $51 million) that we received in connection with the lease financing transactions, post additional security or make additional payments to the UK lessor in the form of lease rentals.

     (2) Total minimum lease payments have been reduced by minimum sublease rentals under non-cancellable leases of $1,594,000 for the year ended December 31, 2004.

          Our consolidated balance sheet as of December 31, 2003 includes $94.2 million classified as "Other long-term liablilities." This caption consists primarily of deferred credits relating to our capital lease transactions and liabilities under our pension plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 24 of the Notes to Consolidated and Combined Financial Statements for additional information regarding our other long-term liabilities.

          A total of $217 million of newbuilding obligations due in 2004 have been financed and paid during the period to June 29, 2004. In February 2004 we entered into a contract for a further newbuilding as noted above.

          We are a party to a joint development agreement with Marathon Baja Limited ("Marathon"), a subsidiary of Marathon Oil and GGS Holdings Limited ("GGS") in connection with a project to build a LNG import and re-gasification facility and power generation completion in the Mexican State of Baja California. Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project are shared as follows: Marathon 80%, GGS 10%, Golar 10%. During the quarter ended March 31, 2004 and years ended December 31, 2003 and 2002, our 10% share of the development costs were $59,000, $1,459,000 and $1,077,000 respectively.

          In April 2004, we entered into a lease arrangement in respect of the Golar Winter as discussed above.

See Item 11 for a discussion of quantitative and qualitative disclosures about market risks.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     Information concerning each director and executive officer of the Company as at June 29, 2004 is set forth below.

Name                         Age        Position

John Fredriksen              60         Chairman of the Board, President and
                                        Director
Tor Olav Tr0im               41         Deputy Chairman of the Board, Chief
                                        Executive Officer, Vice President and
                                        Director
Graeme McDonald              47         Group Technical Director
Graham Robjohns              39         Chief Accounting Officer and Group
                                        Financial Controller
Charlie Peile                50         Head of Commercial Department
Olav Eikrem                  48         General Manager of the Fleet
Kate Blankenship             39         Company Secretary and Director

Biographical information with respect to each of our directors and executive officers is set forth below.

John Fredriksen has served as the chairman of our board of directors, our president and a director since our inception in May 2001. He has been the chief executive officer, chairman of the board, president and a director of Frontline Ltd. since 1997. Frontline Ltd. is a Bermuda based tanker owner and operator listed on the New York Stock Exchange and the Oslo Stock Exchange. Mr. Fredriksen has served for over nine years as a director of Seatankers, a ship operating company.

Tor Olav Tr0im has served as our chief executive officer, our vice-president and a director since our inception in May 2001. He has been the vice president and a director of Frontline Ltd. since 1996. He also served as deputy chairman of Frontline Ltd. in 1997. Until April 2000, Mr. Tr0im was the chief executive officer of Frontline Management, a management company that is a subsidiary of Frontline Ltd. Mr. Tr0im also serves as a consultant to Seatankers and since May 2000, has been a director and vice-chairman of Knightsbridge Tankers Limited, a Bermuda based, Nasdaq National Market listed tanker owner. He is a director of Aktiv Inkasso ASA, Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies, and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Since October 2003, he has served as vice president and a director of Ship Finance Ltd. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as managing director and a member of the board of directors of DNO AS, a Norwegian oil company.

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

Kate Blankenship has served as our secretary since our inception in May 2001 and as a director since July 2003. She served as our chief accounting officer from May 2001 until May 31, 2003. She has been the chief accounting officer and secretary of Frontline Ltd since 1994 and a director since August 2003. She has also been chief financial officer of Knightsbridge Tankers Ltd since August 2000 and secretary of Knightsbridge since December 2000. Since October 2003, she has served as secretary and a director of Ship Finance Ltd. Prior to 1994, she was a manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales.

Graham Robjohns has served as our group financial controller since May 2001 and as our chief accounting officer since June 1, 2003. He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd
(Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, he worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Charlie Peile was appointed in September 2003 as Executive Vice President and Head of Commercial. He was, for three years prior to that, Director of LNG Shipping Solutions, the leading LNG advisory and consultancy company. For a short period prior to that he was Managing Director of Stephenson Clarke Ltd., a ship owning company based in Newcastle upon Tyne. He was with Gotaas-Larsen, Golar's predecessors, from 1981 until 1997, for the last 7 years of which he was Vice President Commercial, with special responsibility for LNG. He has been a member of the Institute of Chartered Shipbrokers since 1977.

Olav Eikrem joined the company in October 2003 as General Manager Fleet. Mr. Eikrem has an MSc degree in Mechanical Engineering from the Norwegian Institute of Technology and is a Chief Engineer by profession. From 1997 to 2003 Mr. Eikrem was Senior Manager and Director of Thome Ship Management, Singapore, responsible for management of various different types of merchant ships. Prior 1997, he was Fleet Manager of Knutsen OAS Shipping, a Norwegian specialist shuttle tanker operator and as Fleet Manager / Technical Superintendent of Jo Tankers. Mr Eikrem has several years sea-going service in the capacity as engineer and other positions onboard and has worked at shipyards in Norway.

Graham J. Griffiths joined us in October 2001 and was general manager of the fleet. He has over 30 years experience in the shipping industry, including 20 years sea-going experience. Prior to joining us he was a technical manager for V Ships Singapore and has held various positions in V Ships since 1986. He has extensive experience in newbuilding projects and day-to-day management of oil tankers, chemical/product tankers, gas carriers and dry bulk vessels. Since October 2003 he has not been serving as an officer of the Company.

A. Shaun Morris served as a non-executive director since our inception in May 2001. He has also been a non-executive director of Frontline Ltd. since November 1997. He is currently a Partner at Appleby, Spurling & Kempe and has been with that firm since 1988. He resigned as director on July 30, 2003.

Timothy Counsell served as a non-executive director since our inception in May 2001. He is a partner in the law firm of Appleby Spurling & Kempe, and joined the firm in 1990. He is currently an alternate director of Bona Shipholding Ltd. He resigned as director on July 30, 2003.

B.   Compensation

          During the year ended December 31, 2003, we paid to our directors and executive officers (ten persons) aggregate cash compensation of $777,748 and an aggregate amount of $52,193 for pension and retirement benefits.

C.   Board Practices

          Our directors do not receive any benefits upon termination of their directorships. The Board does not have any committees.

D.   Employees

          We hire all of our officers and crew through our manning offices in Bilbao, in Spain and, until May 2003, in Manila, in the Philippines and through crewing agents with whom we have crewing agreements in Croatia, the Philippines and Indonesia. Each of our crewmembers undergoes a structured training process that we have developed to ensure that our crew and officers will have the required specialised knowledge and experience to operate our vessels. In addition to the specialised knowledge required to handle LNG cargoes, LNG carrier officers and crew must also have knowledge and experience in operating vessels with steam turbine engines. As of December 31, 2003, we employed approximately 625 people, either directly or through crewing agents, consisting of 44 shore-based personnel, 400 seagoing employees serving on our ships and 180 seafarers serving on the ships we manage for NGSCO. Our masters and officers are mostly Spanish, Croatian and Scandinavian, and our crews are mostly Filipino and Indonesian. Our shore-based personnel currently include 39 employees in our office in London and 5 people in our manning office in Bilbao. Our Filipino employees are subject to collective bargaining agreements, which are requirements of the Philippine government. These agreements set industry-wide minimum standards, terms and conditions. We have not had any labour disputes with our employees under the collective bargaining agreements and consider our workplace relations to be good.

E.   Share ownership

          The following table sets forth information as of June 29, 2004, regarding the total amount of common shares owned by all of our officers and directors on an individual basis: The beneficial interests of our Directors and officers in the common shares of the Company as of June 29, 2004, were as follows:

                                                                   Percentage of
                                   Common Shares of                Common Shares
Director or Officer                      $1.00 each                  Outstanding
-------------------                ----------------                -------------
John Fredriksen*                         28,012,000                        42.7%
Tor Olav Tr0im                                   --                           --

                                                 --                           --
Graeme McDonald                                  --                           --

Charles Peile                                   195                           **
Olav Eikrem                                      --                           --
Graham Robjohns                                  --                           --
Kate Blankenship                              5,000                           **

* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen's name are held by World Shipholding Ltd. See Item 7, "Major Shareholders and Related Party Transactions." World Shipholding Ltd. is wholly-owned by Greenwich, which is, in turn, indirectly controlled by Mr. Fredriksen.

**   Less than one per cent

     In additional to the above shareholdings, as of June 29, 2004, Mr. Tr0im has a forward contract with an obligation to buy 60,000 of our shares. The contract, which was acquired in the open market, becomes effective on December 17, 2004.

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

          As of June 29, 2004, two million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plan.

          Details of share options held by the Company's Directors and officers at June 29, 2004 are set out in the following table:

                               Number of Common    Exercise Price per
Director or Officer    Shares Subject to Option        Ordinary Share    Expiration Date
-------------------    ------------------------        --------------    ---------------
John Fredriksen                         200,000                 $5.75          July 2011
Tor Olav Tr0im                          100,000                 $5.75          July 2011

ITEM 7. Major Shareholders and Related Party Transactions

A.   Major shareholders

          The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the common shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding common shares; and (ii) all directors and officers as a group as of June 29, 2004.

                                                               Common Shares
Owner                                                          Amount   Per cent

World Shipholding Ltd. (1)                                 28,012,000     42.69%
All Directors and Officers as a group (eight persons)      28,017,000     42.70%

(1)  Our Chairman, John Fredriksen, indirectly controls World Shipholding Ltd.

          Our major shareholders have the same voting rights as all other holders of our Common Shares.

          The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

          As at June 21, 2004, 12,117,222 of the Company's common shares are held by forty nine holders of record in the United States.

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

          Seatankers Management Company. Seatankers is indirectly controlled by our Chairman, John Fredriksen In the years ended December 31, 2003 and 2002, Seatankers has provided us with insurance administration services. In the years ended December 31, 2003 and 2002, management fees to Seatankers of $25,000 and $24,556, respectively, have been incurred by Golar. As at December 31, 2003 and 2002 an amount of nil and $14,556, respectively was due to Seatankers in respect of these fees incurred.

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

          In the years ended December 31, 2003 and 2002, we have incurred management fees to Frontline of $273,547 and $379,550, respectively. As at December 31, 2003 and 2002, an amount of $122,079 and $102,550 was due to Frontline in respect of these management fees and costs incurred.

          We believe that the compensation we pay to Frontline Management for its administrative and management services is not more than the price we would have paid to third parties in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

          Greenwich Holdings Limited ("Greenwich") - Newbuilding credit facilities. Greenwich is indirectly controlled by our chairman, John Fredriksen. Greenwich has entered into loan agreements with Nordea Bank Norge ASA and Den norske Bank ASA, as lenders and Nordea, as facility agent and security agent. Pursuant to separate promissory notes, Greenwich has on-loaned the proceeds of its credit facilities with Nordea and Den norske Bank ASA to us. During 2003 these loans have been fully repaid.

     Hulls No. 1460, 2220 and 1444

          Pursuant to a loan agreement dated August 20, 2001, between Greenwich, as borrower, Nordea and Den norske Bank ASA, as lenders and Den norske Bank ASA, as facility agent and security agent, the lenders agreed to lend to Greenwich up to $32.7 million. This loan was for the purpose of assisting Greenwich in financing the payment by us of the first instalment of each of two newbuilding contracts, representing 10 per cent of the total contract price of each vessel. The initial instalment under the first contract, dated July 31, 2001, between our wholly owned subsidiary Golar LNG 2220 Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd., as builder, providing for the construction of one 138,000 cmb LNG carrier hull number 2220, was in the amount of $16.2 million. The initial instalment under the second contract dated July 24, 2001, between our wholly owned subsidiary Golar LNG 1460 Corporation and Hyundai Heavy Industries Co. Ltd., as builder, providing for the construction of one 140,000 cmb LNG carrier hull number 1460, was in the amount of $16.5 million. The loan initially accrued interest at a rate equal to the sum of LIBOR plus 1.5 per cent per annum and was to mature 364 days after the drawdown dates of the loan, which were September 25, 2001 and August 21, 2001, respectively. We paid directly to the lenders a non-refundable arrangement fee of $169,000 in respect of this loan.

          Pursuant to a promissory note dated August 21, 2001 in respect of Golar LNG 1460 Corporation Greenwich on-loaned the proceeds of the loan in the amount $16.5 million to finance the initial instalment due under our newbuilding contract. The loan initially accrued interest at a rate equal to LIBOR plus 2.5 per cent and was to mature 360 days after the date of the promissory note. Pursuant to a promissory note dated September 25, 2001 in respect of Golar LNG 2220 Corporation Greenwich on-loaned the proceeds of the loan in the amount $16.2 million to finance the initial instalment due under our newbuilding contract. The loan accrued interest at a rate equal to LIBOR plus 2.5 per cent and wast to mature 360 days after the date of the promissory note. In connection with this, two subsidiaries of ours guaranteed the loan and secured the loan with an assignment of the shipbuilding contracts and the related refund guarantee issued by the Korea Export and Import Bank. No consideration was paid by Greenwich for the provision of the guarantee. Under the loan agreement and the guarantee to the lenders, we subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders.

          On June 11, 2002, Greenwich borrowed an additional $16.3 million from Nordea and Den norske Bank ASA pursuant to an amendment to the August 20, 2001 loan. This loan was for the purpose of assisting Greenwich in financing the payment by us of the second instalment under a contract dated May 10, 2001, between our wholly owned subsidiary Golar LNG 1444 Corporation and Hyundai Heavy Industries Co. Ltd., as builder, providing for the construction of one 137,000 cmb LNG carrier hull number 1444. Under this amendment to the loan agreement the total outstanding loan accrued interest at a rate of equal to LIBOR plus 1.625 per cent and from February 20, 2003 at a rate equal to LIBOR plus 2.0 per cent. The amendment provided for the repayment date on the original $32.7 million loan to be extended to August 19, 2003 and for the additional $16.3 million to be repayable four months after draw down on June 11, 2002. We paid directly to the lenders a non-refundable arrangement fee of $323,000 in respect of this loan amendment.

          Pursuant to an addendum to the promissory note dated August 21, 2001, Greenwich on-loaned the proceeds of the $16.3 million loan it borrowed on June 11, 2002 to us at an interest rate equal to LIBOR plus 2.625 per cent until February 20, 2003 and thereafter at a rate equal to LIBOR plus 3.0 per cent. This loan was to mature four months after the date of the promissory note. In connection with this, two subsidiaries of ours guaranteed the loan and secured the loan with an assignment of the shipbuilding contracts and the related refund guarantee issued by the Korea Export and Import Bank. The proceeds of this loan from were used to pay the second instalment due under the newbuilding contract for hull number 1444. Under the loan agreement and the guarantee we had, as for the initial loan, subordinated our obligation to repay the loan made by Greenwich to us to our obligations and those of Greenwich to the lenders. No consideration was paid by Greenwich for the provision of the guarantee.

          In November 2002, we repaid the $16.3 million loan from Greenwich; in June 2003 we repaid $16.0 million to Greenwich and in August 2003 we repaid $16.7 million to Greenwich in respect of the $32.7 million loan secured on hulls 1460 and 2220.

     Hull 2215

     In August 2001 and September 2001, we obtained loans of $32.6 million and $20 million respectively from Greenwich, in order to finance the first and second instalments due on newbuilding hull number 2215. The floating interest rate payable on these loans was LIBOR plus 2.5 per cent. We repaid the loans in March 2002 from funds arising on drawn down from the Hull 2215 facility. Until the repayment of the loans a subsidiary of ours had guaranteed loans totalling $52.6 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske Bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee.

          In the years ended December 31, 2003 and 2002, we paid interest of $779,000 and $2,275,000, respectively to Greenwich in respect of the above loan facilities. At December 31, 2003 no interest due to Greenwich was outstanding (2002: $169,612).

     Faraway Maritime Limited

     During the year ended December 31, 2003, Faraway Maritime Shipping Inc., which is 60 per cent owned by us and 40 per cent owned by China Petroleum Corporation ("CPC"), paid dividends totalling $4.2 million (2002: $25.0 million), of which $2.5 million was paid to us and $1.7 million was paid to CPC.

     Graeme McDonald

     Golar Management holds a promissory note executed by Mr. McDonald, Chairman of Golar Management and Technical Director, on April 21, 1998, under which Mr. McDonald promises to pay to Golar Management the principal sum of (pound)20,900 in monthly instalments of (pound)318. The note carries an interest rate of three per cent and an acceleration clause in the event Mr. McDonald's employment with us is terminated for any reason or in the event of a default on payment by Mr. McDonald. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2003 and 2002 was (pound)1,158 and (pound)4,974 or approximately $2,000 and $9,000, respectively.

C.   Interests of Experts and Counsel

     Not Applicable

ITEM 8. Financial Information.

A.   Consolidated Statements and Other Financial Information

     See Item 18.

Legal Proceedings

          There are no legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our company, our financial condition, profitability, liquidity or our results of operations. From time to time in the future we or our subsidiaries may be subject to various legal proceedings and claims in the ordinary course of business.

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

          The following table sets forth, for the two most recent fiscal years from January 1, 2002 and for the first quarter of 2004, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                         OSE                 NASDAQ
                                     High        Low     High      Low

First Quarter 2004              NOK125.50   NOK94.50   $18.36   $14.26

Fiscal year ended December 31

2003                            NOK99.00    NOK35.00   $14.95    $5.00
2002                            NOK62.00    NOK35.00    $7.75    $6.00
2001                            NOK70.00    NOK35.00      n/a      n/a

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2002, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                         OSE                 NASDAQ
                                     High        Low     High      Low

Fiscal year ended December 31, 2003

First quarter                   NOK45.00    NOK35.00    $6.75    $5.50
Second quarter                  NOK78.00    NOK36.00   $10.95    $5.00
Third quarter                   NOK91.00    NOK67.50   $12.14    $9.49
Fourth quarter                  NOK99.00    NOK74.50   $14.95   $11.74

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

                                      OSE                 NASDAQ
                                 High         Low    High      Low

May 2004                         NOK93.50    NOK85.75  $13.92   $12.31
April 2004                      NOK107.50    NOK88.50  $15.59   $12.75
March 2004                      NOK122.00    NOK98.00  $17.26   $14.26
February 2004                   NOK116.50   NOK103.25  $16.87   $14.75
January 2004                    NOK125.50    NOK94.50  $18.36   $14.26
December 2003                    NOK99.00    NOK79.50  $14.95   $11.88

On May 31, 2004, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.71590 to one U.S. Dollar.

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

          As a Bermuda exempted company, we are subject to Bermuda law relating to the payment of dividends. We have been advised by Bermuda counsel, Appleby, Spurling & Kempe, that we may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment;

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

C.   Material contracts

          Leases

          In April 2003 we entered into a lease finance arrangement in respect to five of the LNG carriers that we currently operate with a subsidiary of a major UK bank, to which we refer as the UK Lessor. The five vessels are the Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur. As part of the UK vessel lease arrangement, we sold five of our subsidiary companies, which owned the relevant vessels, to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiary companies to us. Each of the five companies, now owned by the UK Lessor, subsequently entered into 20 year leases with a subsidiary of ours, Golar Gas Holding Company Inc., or GGHC, which, in turn, subleased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of assuming the business of operating each of the these vessels. While the UK Lessor has legal title to the vessels, the lease are all bareboat charters that give us complete operational control over, and responsibility for, the vessels. In addition, on expiration of the leases, we act as exclusive sales agent for the UK vessel lessor and receive 99.9 per cent of the net proceeds in the form of a rebate to us of lease rentals. However, we may not time charter the vessels to charterers, other than BG and Pertamina that have credit ratings below BBB+, without the UK Lessor's consent.

          We used $325 million of the proceeds we received together with $17.5 million of our cash reserves to repay two existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. We then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favour of our subsidiary GGHC as security for the lessor's obligations to pay certain sums to GGHC under the vessel lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the vessel lease finance arrangement were used to make deposits with two banks amounting to $414.5 million. These banks then issued letters of credit securing our obligations under the vessel leases amounting to the present value of rentals due under the leases. Lease rentals are payable quarterly. At the end of each quarter the required deposit to secure the present value of rentals due under the UK vessel leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds released as a result of the reduction in the required deposit are available to pay the UK vessel lease rentals due at the end of the same quarter. After making this deposit and settling all outstanding fees relating to the transaction, our approximate cash inflow was approximately $32.5 million.

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

          The UK vessel lease agreements and related documents also contain a number of restrictive covenants that are similar to those of our New Golar LNG Facility and the New Golar LNG Subordinated Facility. Violation of those covenants and termination of the UK vessel leases could result in the sale of the vessels at that time. As the leases contain a right of quiet enjoyment in favour of BG and Pertamina, if there were a default and UK lease termination, the price realized on sale of the vessels could depend in part on whether potential buyers deem the assumption of the BG and Pertamina charters advantageous at the time.

     New Golar LNG Facility and New Golar LNG Subordinated Facility

          In April 2003, we entered into a refinancing in respect of the Golar LNG Facility and the Golar LNG subordinated facility. The new first priority loan, or New Golar LNG facility, is for an amount of $265 million and is with the same syndicate of banks as the Golar LNG facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of four years and two months and is repayable in 16 quarterly instalments and a final balloon payment of $138.8 million payable on May 31, 2007. The new second priority loan ("New Golar LNG subordinated facility") is for an amount of $60 million with the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus a margin, increasing by 0.25 per cent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly instalments of $4 million commencing in November 2003. Both loans may be prepaid in whole or in part without premium or penalty, except for losses and other reasonable costs and expenses incurred as a result of our prepayment. The margins we currently pay under these loan agreements over and above LIBOR at a fixed or floating rate ranges from 1.5 per cent to 2.0 per cent.

          The New Golar LNG Facility is secured by a mortgage executed by the UK Lessor in favour of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks. The New Golar LNG subordinated Facility is secured by a similar but second priority mortgage. In addition to the mortgages the New Golar LNG Facility and the New Golar LNG subordinated Facility are secured, on a first and second priority basis respectively, by a guarantee from us, a pledge of the capital stock of our shipowning subsidiaries, and an assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreements and related documents also contain a number of restrictive covenants that, subject to specified exceptions, limit our ability and the ability of Golar Gas Holding Company and our shipowning subsidiaries' to among other things:

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

United States Taxation of Our Company

     Taxation of Operating Income: In General

          We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. taxation under Section 883 of the Code, or under the United States-United Kingdom Income Tax Treaty in effect for the calendar year 2003 (the "Treaty") in the case of the vessels operated by our United Kingdom subsidiaries beginning April of 2003, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

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

          Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 2001, 2002 and 2003 the U.S. source income that we derived from our vessels trading to U.S. ports was $12,200,000, $8,435,000 and $14,283,000 respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883 and the treaty, as described below, would have been $488,000, $337,400 and $571,000 respectively.

Application of Code Section 883

          The ensuing discussion is applicable to, and references to "subsidiaries" shall mean, only those of our subsidiaries that are incorporated under the laws of jurisdictions other than the United Kingdom.

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

          Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which we refer to as the "final regulations." These regulations apply to taxable years beginning thirty days or more after the date published as final regulations in the Federal Register. As a result, such regulations will not be effective for calendar year taxpayers like ourselves until the calendar year 2004.

          The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on all established markets in that country exceeds the number of shares traded during that year on established securities markets in any other single country.

          At present, the sole class of shares that is issued and outstanding is our common shares. Our common shares are listed on the Oslo Stock Exchange, which is an established securities market in Norway, and Norway has been recognized by the U.S. Treasury Department as a qualified foreign country. Our common shares are also listed on the Nasdaq National Market, which is an established securities market in the United States. For the taxable year ending December 31, 2003, the aggregate number of common shares that was traded on the Oslo Stock Exchange exceeded the aggregate number of shares traded on any other established securities market.

          The final regulations further provide that stock will generally be considered to be "regularly traded" on a securities market if stock representing more than 50 per cent of the issuer's outstanding shares, by voting power and value, is listed on such market, which we refer to as the "50 per cent listing threshold", and with respect to the class of stock relied upon to satisfy the 50 per cent listing threshold:

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

          Our shares are currently traded on the Oslo Stock Exchange on a level sufficient to satisfy the trading frequency and trading volume thresholds. The final regulations provide that the trading frequency threshold and the trading volume threshold will be deemed satisfied if stock is traded on an established securities market in the United States and the stock is regularly quoted by dealers making a market in the stock, which we refer to as the "U.S. securities market exception". We expect that our common shares will be regularly quoted on the Nasdaq National Market by one or more dealers that make a market in our common shares and therefore our common shares will also qualify for the U.S. securities market exception.

          Notwithstanding the foregoing, the final regulations provide, in pertinent part, that stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50 per cent or more of the outstanding shares of that stock, by vote and value, are owned, within the meaning of the regulations, for more than half the days of the taxable year by persons who each own 5 per cent or more of the vote and value of the outstanding shares of that stock, known as the "5 per cent override rule". The 5 per cent override rule will not apply, however, if we can establish that individual residents of qualified foreign countries, which we refer to as "qualified shareholders", own sufficient shares of our stock to preclude non-qualified shareholders from owning 50 per cent or more of the total value of our stock for more than half the number of days during the taxable year which we refer to as the "5 per cent override exception".

          Based on our existing shareholdings, we would presently be subject to the 5 per cent override rule for 2003 and in the absence of our being able to qualify for the 5 per cent override exception, we would not qualify for the special publicly-traded rule exempting us from having to satisfy the ownership requirement. We believe that our ability to satisfy either the 5 per cent override exception or the ownership requirement in accordance with the regulations in particular those provisions applicable to determining an individual taxpayer's residence or tax home, could be open to question.

          Since the final regulations only come into force and effect beginning the calendar year 2004, however, we intend to take the position on our U.S. tax return filings for 2003 that we satisfy the publicly traded requirements of the statute and, therefore, we and our subsidiaries are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S.-source shipping income.

United States-United Kingdom Income Tax Treaty

          Our United Kingdom subsidiaries are eligible to claim the benefits of the Treaty for 2003. Commencing 2004, our United Kingdom subsidiaries are not permitted under the final Section 883 regulations, to claim exemption from tax on their U.S. source shipping income under Section 883 but rather must base their claim for exemption on the Treaty.

          Article 8 of the Treaty provides, in pertinent part, that profits derived from "the operation of ships in international traffic" shall be taxable only in the United Kingdom. Since all the U.S. source shipping income of our United Kingdom subsidiaries for 2003 was derived from the operation of ships in international traffic, all such income is exempt from U.S. federal income tax.
Article 8 also exempts from U.S. federal income tax gain derived by our United Kingdom subsidiaries from the sale of their vessels operated in international traffic.

          While Article 16 of the Treaty imposes certain beneficial ownership requirements and other limitations on companies claiming benefits under the Treaty, this Article does not extend to benefits claimed under Article 8.

Taxation in Absence of Internal Revenue Code Section 883 or Treaty Exemption

          4 per cent Gross Basis Tax Regime

          To the extent the benefits of Section 883 or the treaty are unavailable with respect to any item of U.S. source income, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business as discussed below, would be subject to a 4 per cent tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50 per cent of our shipping income would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2 percent.

          Net Basis and Branch Tax Regime

          To the extent the benefits of the Section 883 exemption or the Treaty are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35 per cent. In addition, we may be subject to the 30 per cent "branch-level" taxes (or such lesser tax as provided by an applicable income tax treaty) on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

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

          We do not have, or permit circumstances that would result in having, any of our vessels operating to the United States on a regularly scheduled basis or in having an office or other fixed place of business in the United States involved in the earning of shipping income. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

          Gain on Sale of Vessels

          To the extent any of our vessels makes more than an occasional voyage to U.S. ports, we may be considered to be engaged in the conduct of a U.S. trade or business. As a result, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net basis and branch tax regime described above. However, to the extent circumstances permit we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

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

Distributions

          Any distributions made by us with respect to our common shares to a U.S. holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid by us to a non-corporate U.S. holder may be eligible for U.S. federal income preferential tax rates (through 2008) provided that (1) our stock is readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company, a foreign personal holding company or a foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the U.S. individual holder has owned our stock for more than 60 days in the 120-day period beginning 60 days before the date on which our stock becomes ex-dividend. No guidance has been issued by the Internal Revenue Service defining when the stock of a foreign corporation will be treated as readily tradable on an established securities market in the United States for this purpose. In addition, as discussed below in "Anti-Deferral Regimes", there is no assurance that we will not become a passive foreign investment company or a foreign personal holding company in any year. Certain limitations may also apply to any "extraordinary dividends" paid by us. Therefore, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a U.S. individual holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. holder.

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

          If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. holder who is treated as owning our shares during any period in which we are so classified, for purposes of the passive foreign investment company rules would be liable to pay tax, at the then highest prevailing income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized rateably over the U.S. holder's entire holding period of our shares. An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. holder to the extent that the amount of those distributions exceeds 125 per cent of the average distributions made by the passive foreign investment company during a specified base period. The tax at ordinary rates and interest would not be imposed if the U.S. holder makes a mark-to-market election, as discussed below. Further, a U.S. holder that acquires our shares from a decedent (other than certain non-resident aliens) whose holding period for the shares includes time when we were a passive foreign investment company would be denied the normally available step-up of income tax basis for the shares to fair market value at the date of death and instead would have a tax basis limited to the lower of fair market value of the shares or decedent's tax basis.

          In some circumstances, a U.S. holder may avoid the unfavourable consequences of the passive foreign investment company rules by making a qualified electing fund election with respect to us. A qualified electing fund election effectively would require an electing U.S. holder to include in income its pro rata share of our ordinary earnings and net capital gain. However, a U.S. holder cannot make a qualified electing fund election with respect to us unless we comply with certain reporting requirements and we do not intend to provide the required information. If we become a passive foreign investment company and, provided our shares are regularly traded on a "qualified exchange", a U.S. holder may make a mark-to-market election. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. The Nasdaq National Market, on which our common shares are traded, is a qualified exchange for U.S. federal income tax purposes. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. holder's adjusted basis in the shares is included in the U.S. holder's income as ordinary income. In addition, the excess, if any, of the U.S. holder's adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. holder included in income in previous years. If a U.S. holder makes a mark-to-market election after the beginning of its holding period, the U.S. holder does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

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

          Non-U.S. holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or 8IMY, as applicable.

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

          United Kingdom tax considerations

          We are currently liable to taxation in relation to the operations of our United Kingdom subsidiaries and the taxation charged in our financial statements is in respect of UK taxation. Our operations in the UK include that of our vessel management subsidiary, Golar Management (UK) Ltd ("Golar Management") and seven other ship operating subsidiaries (UK Shipping Co.'s).

          Golar Management manages our vessels and provides certain other services to our group including accounting and treasury services and derives its income from fees charged to other non U.K. group companies. Our UK Shipping Co.'s operate and charter out seven of our vessels. They pay lease rentals to other non U.K. group companies in return for use of the ships.

          We believe that all fees and rentals paid or charged are set at market rates on an 'arms length' basis. The Inland Revenue in the U.K. could contest this view, under legislation commonly referred to a 'transfer pricing', and they may claim that Golar Management's income should be higher or that our UK Shipping Co.'s should pay lower lease rentals. If they were to be successful in this claim our U.K. subsidiary companies may have to pay an increased amount of tax.

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

I.   Subsidiary Information

     Not applicable

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

          As of December 31, 2003, 2002 and 2001, the notional amount of the interest rate swaps outstanding was $171.8 million, $183.8 million and $194.8 million, respectively and the amount of debt with a fixed rate of interest was $105 million, $55 million and $zero respectively. The principal of the loans outstanding as of December 31, 2003, 2002 and 2001 was $655.2 million, $710.3 million and $609.6 million, respectively. Based on our floating rate debt at December 31, 2003, a one percentage point increase in the floating interest rate would increase interest expense by $3.7 million per annum. For disclosures of the fair value of the derivatives and debt obligations outstanding as of December 31, 2003 and 2002, see Note 27 to the Financial Statements.

          The interest rate we pay on our leases as at December 31, 2003 is floating rate British Pound (GBP) LIBOR. This is hedge however by the fact that we receive GBP LIBOR on our GBP cash deposits securing these obligations.

          Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, primarily Sterling, and Pesetas, in relation to management offices we have in the UK and Spain. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

          We are also exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are both denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations. We use cash from the deposits to make payments in respect of our leases. Gains or losses that we incur are unrealised unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations. Among other things movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits

          As at December 31, 2003 we had not entered into derivative contracts to minimize foreign currency risk. However, in April 2004 we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is denominated in gbp. In order to hedge this exposure we have entered into a currency swap with a bank, which is also our lessor, to exchange our gbp payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminated this lease.

ITEM 12. Description of Securities other than equity securities

          Not Applicable

ITEM 13. Dividend Arrearages and delinquencies

          None

ITEM 14. Material Modifications to the Rights of Security Holders and use of proceeds

          None

ITEM 15. CONTROLS AND PROCEDURES

     (a) Evaluation of disclosure controls and procedures.

          As of the end of the period covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

     (b) Not Applicable

     (c) Not Applicable

     (d) Changes in internal controls over financial reporting

          There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16. Reserved

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

          The Company does not currently have a separate audit committee. The Company expects to have an audit committee and an audit committee financial expert in the year 2005.

ITEM 16 B. CODE OF ETHICS.

          The Company has adopted a Code of Ethics, filed as Exhibit 14.1 to this Annual Report that applies to all employees.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     (a) Audit Fees

     The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2003                 $ 447,191
     Fiscal year ended December 31, 2002               $ 1,294,986

     (b) Audit -Related Fees

          The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services in respect of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above. These services comprise assurance work in connection with financing and other agreements.

         Fiscal year ended December 31, 2003             $ 91,263
         Fiscal year ended December 31, 2002             $ 37,527

     (c) Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

         Fiscal year ended December 31, 2003             $ 7,419
         Fiscal year ended December 31, 2002            $ 13,041

     (d) All Other Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no professional services rendered by the principal accountant for services other than audit fees, audit-related fees and tax fees set forth above.

     (e) Audit Committee's Pre-Approval Policies and Procedures

     The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2003 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable

ITEM 17. Financial statements

     Not Applicable

ITEM 18. Financial statements

     We specifically incorporate by reference in response to this item the report of the independent auditors, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-37.

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

8.1            Golar LNG Limited subsidiaries.

14.1           Golar LNG Limited Code of Ethics.

31.1 Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Principal Accounting Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification under Section 906 of the Sarbanes-Oxley act of 2002 2002of the Principal Executive Officer.

32.2 Certification under Section 906 of the Sarbanes-Oxley act of 2002 2002of the Principal Accounting Officer.

*    Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Golar LNG Limited
                                         ---------------------------------------
                                                (Registrant)

Date June 30, 2004                       By /s/ Graham Robjohns
     -------------                          ------------------------------------
                                                Graham Robjohns
                                            Principal Accounting Officer

                                Golar LNG Limited

             Index to CONSOLIDATED AND COMBINED Financial Statements



                                                                            Page

Report of Independent Registered Public Accounting Firm......................F-2

Audited Consolidated and Combined Statements of
Operations for the years ended December 31, 2003, 2002 and 2001..............F-3

Audited Consolidated and Combined Statements of
Comprehensive Income for the years ended December 31, 2003, 2002 and 2001....F-4

Audited Consolidated Balance Sheets as of December 31, 2003 and 2002.........F-5

Audited Consolidated and Combined Statements of
Cash Flows for the years ended December 31, 2003, 2002 and 2001..............F-6

Audited Consolidated and Combined Statements of
Changes in Stockholders' Equity for the years ended
December 31, 2003, 2002 and 2001 ............................................F-7

Notes to Consolidated and Combined Financial Statements......................F-8

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Golar LNG Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated and combined statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
West London, United Kingdom
June 29, 2004

Golar LNG Limited

Consolidated and Combined Statements of Operations for the years ended December 31, 2003, 2002 and 2001

(in thousands of $, except per share data)

                                               Note        2003          2002           2001

Operating revenues
Time charter revenues                                      122,198       129,076        112,324
Voyage charter revenues                                      9,062             -              -
Vessel management fees                                       1,505         1,535          1,899
-----------------------------------------------------------------------------------------------
Total operating revenues                                   132,765       130,611        114,223
-----------------------------------------------------------------------------------------------

Operating expenses
Vessel operating expenses                                   30,156        28,061         24,537
Voyage expenses                                              2,187             -              -
Administrative expenses                                      7,138         6,127          8,232
Restructuring expenses                            6              -             -          1,894
Depreciation and amortization                               31,147        31,300         31,614
-----------------------------------------------------------------------------------------------
Total operating expenses                                    70,628        65,488         66,277
-----------------------------------------------------------------------------------------------
Operating income                                            62,137        65,123         47,946
-----------------------------------------------------------------------------------------------
Financial income (expenses)
Interest income                                             14,800         1,073          3,254
Interest expense                                           (37,157)      (23,553)       (32,508)
Other financial items                             7          7,217       (17,887)       (12,363)
-----------------------------------------------------------------------------------------------
Net financial expenses                                     (15,140)      (40,367)       (41,617)
-----------------------------------------------------------------------------------------------
Income before income taxes and minority interest            46,997        24,756          6,329

Minority  interest in net income of subsidiaries             7,052        (2,469)         1,607
Income taxes                                      8            375            88            356
-----------------------------------------------------------------------------------------------
Net income                                                  39,570        27,137          4,366
===============================================================================================

Earnings per share
Basic and diluted                                 9          $0.68         $0.48          $0.08
===============================================================================================


The accompanying notes are an integral part of these financial statements.

Golar LNG Limited


Consolidated and Combined Statements of Comprehensive Income for the years ended
December 31, 2003, 2002 and 2001

(in thousands of $)

                                                            2003          2002           2001

Net income                                                  39,570        27,137         4,366

Other Comprehensive income (loss), net of tax:
  Recognition of minimum pension liability                  (3,102)        (5,398)       (1,472)
  Unrealized gains on marketable securities                  1,634             -             -
  Recognition of transition obligation under FAS 133             -             -         (2,850)
  Reversal of transition obligation under FAS 133                -             -             64
-----------------------------------------------------------------------------------------------
Other comprehensive (loss)                                  (1,468)       (5,398)        (4,258)
===============================================================================================

Comprehensive income                                        38,102        21,739            108
===============================================================================================


The accompanying notes are an integral part of these financial statements.


Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2003 and 2002
(in thousands of $)


                                                            Note         2003           2002
ASSETS
Current Assets
Cash and cash equivalents                                                117,883          52,741
Restricted cash and short-term investments                    17          32,095          12,760
Marketable securities                                         11          13,810               -
Trade accounts receivable                                     12           1,488               -
Other receivables, prepaid expenses and accrued income        13          15,907           2,758
Amounts due from related parties                              14             180             281
Inventories                                                                3,203           2,482
------------------------------------------------------------------------------------------------
Total current assets                                                     184,566          71,022

Restricted cash                                               17         623,179               -
Newbuildings                                                  15         207,797         291,671
Vessels and equipment, net                                    16         211,098         617,583
Vessels under capital leases, net                             17         553,385               -
Deferred charges                                              18           5,480           7,163
Other long term assets                                        19              97             496
------------------------------------------------------------------------------------------------
Total assets                                                           1,785,602         987,935
================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt                             23          61,331          48,437
Current indebtedness due to related parties                   23               -          32,703
Trade accounts payable                                                     5,106           3,001
Accrued expenses                                              20          20,035          10,286
Amounts due to related parties                                               600             642
Other current liabilities                                     21          35,049          31,477
------------------------------------------------------------------------------------------------
Total current liabilities                                                122,121         126,546
Long-term liabilities
Long-term debt                                                23         593,904         629,173
Obligations under capital leases                              17         616,210               -
Other long-term liabilities                                   24          94,226          22,731
------------------------------------------------------------------------------------------------
Total liabilities                                                      1,426,461         778,450
Commitments and contingencies (See Note 29)
Minority interest                                                         18,706          13,349
Stockholders' equity                                                     340,435         196,136
------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                             1,785,602         987,935
================================================================================================


The accompanying notes are an integral part of these financial statements.

Golar LNG Limited

Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
(in thousands of $)

                                                      Note       2003       2002        2001
Operating activities

Net income                                                     39,570      27,137        4,366
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
      Depreciation and amortization                            31,147      31,300       31,680
      Amortization of deferred charges                          1,574         972        2,097
      Income (loss) attributable to minority interests          7,052      (2,469)       1,607
      Unrealized foreign exchange gains                        (2,993)          -            -
      Drydocking expenditure                                  (12,737)     (1,600)     (10,222)
      Trade accounts receivable                                (1,488)        188          (77)
      Inventories                                                (721)        168         (591)
      Prepaid expenses and accrued income                     (13,149)       (156)         725
      Amount due from/to related companies                         59        (427)        (238)
      Trade accounts payable                                    2,105       1,006          196
      Accrued expenses                                          9,863       3,518          267
      Other current liabilities                                (2,865)     11,579       12,233
----------------------------------------------------------------------------------------------
      Net cash provided by operating activities                57,417      71,216       42,043
----------------------------------------------------------------------------------------------

Investing activities
      Cash paid for Osprey's LNG interests, net
      of cash acquired                                              -           -     (530,945)
      Additions to newbuildings                         15    (77,783)   (158,815)    (132,856)
      Additions to vessels and equipment                       (6,308)     (5,912)      (7,258)
      Long-term restricted cash                              (543,643)          -            -
      Purchases of marketable securities                      (12,176)          -            -
      Restricted cash and short-term investments              (18,605)      1,403       (1,072)
      Proceeds from maturity of short term investments              -           -       14,231
----------------------------------------------------------------------------------------------
      Net cash used in investing activities                 (658,515)   (163,324)    (657,900)
----------------------------------------------------------------------------------------------

Financing activities
      Proceeds from long-term debt                      23    506,128     194,335      325,000
      Proceeds from short term debt due to
      related parties                                   23          -      16,259       85,278
      Proceeds from long-term capital
      lease obligations                                       616,298           -            -
      Repayments of long-term debt                           (528,505)    (41,054)     (15,170)
      Repayment of long term debt due to
      related parties                                         (32,703)    (68,834            -
      Additions to long-term lease obligations                  2,660           -            -
      Financing costs paid                                     (2,140)     (3,424)      (3,231)
      Dividends paid to minority shareholders           28     (1,695)    (10,002)           -
      Proceeds from issuance of equity                        106,197           -      275,808
----------------------------------------------------------------------------------------------
      Net cash provided by financing activities               666,240      87,280      667,685
----------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents           65,142      (4,828)      51,828
Cash and cash equivalents at beginning of period               52,741      57,569        5,741
Cash and cash equivalents at end of period                    117,883      52,741       57,569
==============================================================================================

Supplemental disclosure of cash flow information:
Cash paid during the year for:
      Interest paid, net of capitalized interest               36,551      25,603       37,811
      Income taxes paid                                            66         321          411
Non-cash investing and financing activities:
      Forgiveness of intercompany payables,
      dividend out and return of capital                            -           -      455,890
      Liabilities assumed in business combination                   -           -      214,500
==============================================================================================


The accompanying notes are an integral part of these financial statements.


Golar LNG Limited
Consolidated and Combined Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001
(in thousands of $, except number of shares)




                                                  Amounts
                                                  due                    Additional  Accumulated
                                                  from                   Paid        Other                       Total
                                       Invested   Related     Share      in          Comprehensive   Retained    Stockholders'
                                Note   Equity     Parties     Capital    Capital     Income          Earnings    Equity
                                ----   ------     -------     -------     -------    ------          --------    ------

Combined balance at
December 31, 2000                      1,016,288  (755,656)         -          -       (3,598)            -        257,034

Push down of World
Shipholding Ltd. basis          25      (133,758)        -          -          -        6,384             -       (127,374)
Net loss                                  (3,210)        -          -          -            -             -         (3,210)
Change in amounts due from
parent and affiliates                          -   299,766          -          -            -             -        299,766
Other comprehensive loss                       -         -          -          -       (2,786)            -         (2,786)

Combined balance at May 31, 2001         879,320  (455,890)         -          -            -             -        423,430
----------------------------------------------------------------------------------------------------------------------------------

Issue of ordinary shares,
net of issuance costs                          -         -     56,012    219,796            -             -        275,808
Forgiveness of
inter-company balances, dividend
out and return of capital               (455,890)  455,890          -          -            -             -              -

Purchase of the Golar LNG
businesses from Osprey
Maritime and Seatankers,
Ltd, entities under common
control                                 (423,430)        -          -   (107,515)           -             -       (530,945)

Net income                                     -         -          -          -            -         7,576          7,576
Other comprehensive loss                       -         -          -          -       (1,472)            -         (1,472)
----------------------------------------------------------------------------------------------------------------------------------

Consolidated balance at December 31, 2001      -         -     56,012    112,281       (1,472)        7,576        174,397

Net income                                     -         -          -          -            -        27,137         27,137
Other comprehensive loss                       -         -          -          -       (5,398)            -         (5,398)
----------------------------------------------------------------------------------------------------------------------------------

Consolidated balance at  December 31, 2002     -         -     56,012    112,281       (6,870)       34,713        196,136

Issue of ordinary shares,
net of issuance costs          26              -         -      9,600     96,597            -             -        106,197
Net income                                     -         -          -          -            -        39,570         39,570
Other comprehensive loss                       -         -          -          -       (1,468)            -         (1,468)
----------------------------------------------------------------------------------------------------------------------------------

Consolidated balance at December 31, 2003      -         -     65,612    208,878       (8,338)       74,283        340,435
----------------------------------------------------------------------------------------------------------------------------------

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

As of December 31, 2003 the Company operated a fleet of seven LNG carriers, six of which are under long-term charter contracts with the seventh vessel commencing a long-term charter contract in 2004. Additionally, as of December 31, 2003, the Company was building four new LNG carriers. Since December 31, 2003 the Company has taken delivery of two of the newbuildings and has entered into a contract for the construction of one additional LNG carrier. The Company currently leases seven (December 31, 2003: six) of its vessels under long-term lease agreements and has a 100 per cent ownership interest in one vessel (December 31, 2003: nil) and a 60 per cent ownership interest in one (December 31, 2003: one) other vessel, the Golar Mazo. As of June 29, 2004 the three newbuildings are being built at a cost of $476 million excluding financing costs. These newbuildings are scheduled for delivery between October 2004 and May 2006.

As of June 29, 2004 the Company believes it will have sufficient facilities to meet its anticipated funding needs until October 31, 2004. However, the Company does not currently have sufficient facilities to meet payments, in respect of the three newbuildings, due on October 31, 2004 and thereafter. The company will require additional facilities of $313 million to meet commitments under the newbuilding construction program for the three newbuildings payable on October 31, 2004 and thereafter, including $107.3 million payable on October 31, 2004 upon the scheduled delivery of one of the newbuildings. The construction contracts include penalty clauses for non-payment of instalments, which could result in the yards retaining the vessels with no compensation to Golar for advance payments previously made. The Company expects that funds required to meet the commitments as at October 31, 2004 and thereafter will be provided from a combination of cash reserves, debt financing, lease arrangements and cash flow from operations. The Company has been discussing its financing requirements with a number of financial institutions and others to provide financing for the remaining instalments due on delivery of its three unfinanced vessels. The Company believes that upon conclusion of these discussions, sufficient facilities will be obtained to meet these commitments as they fall due. Accordingly, the financial statements have been prepared on a going concern basis of accounting.

Acquisition of Osprey by World Shipholding

In August 2000, World Shipholding commenced the acquisition of Osprey, which at that time was a publicly listed Singapore company with LNG tankers, oil tankers and product tankers. World Shipholding gained a controlling interest of more than 50 per cent of Osprey in November 2000. In January 2001, World Shipholding's interest increased to over 90 per cent and the acquisition was completed in May 2001. The acquisition of Osprey by World Shipholding was accounted for as a purchase transaction and the purchase price was therefore allocated to the assets and liabilities acquired based on their fair value as of each acquisition date with vessels being valued on the basis of independent appraisals. The fair value of the net assets acquired exceeded the purchase price. As such, the negative goodwill associated with the acquisition was allocated to reduce the values of the vessels and the new basis reflected in Golar LNG's financial statements through push down accounting (as indicated in Note 25), which occurred on January 31, 2001.

Acquisition of LNG interests by Golar LNG Limited

On May 21, 2001, the Company entered into purchase agreements with Osprey and Seatankers to purchase its LNG shipping interests. These LNG shipping interests comprised the ownership of LNG carriers, a contract and options to build LNG vessels and a management organization that provides management services for LNG carriers owned by the Company and third parties. To finance the purchase of the LNG operations, the Company raised $280 million through the placement in Norway of 56 million shares at a price of $5.00 per share. Osprey subscribed for 28 million shares with the remaining 28 million shares being subscribed by private investors. In addition, a wholly owned subsidiary of the Company raised $325 million through a credit facility secured by the underlying vessels. The purchase price for the LNG operations was $530.9 million as indicated below:

(in millions of $)

Proceeds from share issuance                                  280.0
Credit facility                                               325.0
                                                          ----------
                                                              605.0
Less: transaction fees and expenses                            (4.2)
Less: surplus cash available                                  (69.9)
                                                          ----------
Purchase price                                                530.9
Less: net assets acquired                                    (423.4)
                                                          ----------
Excess of purchase price over net assets acquired             107.5
                                                          ==========

The purchase price included amounts paid to Osprey and Seatankers totalling $5.0 million for the assignment of newbuilding contracts and options. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo as described in Note 23. Additionally, the Company forgave certain intercompany receivables totalling $455.9 million.

As at the date of acquisition, Mr. John Fredriksen indirectly controlled 50.01% of the Company through the initial 12,000 shares issued at the Company's formation and the 28 million shares purchased by Osprey. As required under generally accepted accounting principles in the United States, the purchase of the LNG operations has been treated by the Company as a transaction between entities under common control. The Company recorded the LNG assets and liabilities acquired from World Shipholding and Seatankers at the amounts previously reflected in the books of World Shipholding and Seatankers on what is known as a "predecessor basis". The difference between the purchase price as described above and the net assets recorded in the Company's books using the predecessor basis was reflected as a reduction in equity in the amount of $107.5 million.

On June 18, 2003 World Shipholding acquired Osprey's shareholding in Golar. As of December 31, 2003, Mr. John Fredriksen indirectly controlled 42.7 per cent of the Company.

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

For the years ended December 31, 2003 and 2002 the financial statements of Golar as a separate entity are presented on a consolidated basis. For the year ended December 31, 2001, the five months to May 31, 2001 have been carved out of the financial statements of Osprey and are presented on a combined basis and for the seven months from June 1, 2001 to December 31, 2001, the financial statements of Golar as a separate entity are presented on a consolidated basis. With effect from May 31, 2001 the predecessor basis of accounting has been applied to the acquisition of the LNG interests of Osprey and Seatankers as discussed above. The financial statements for the years ended December 31, 2003, 2002 and 2001, therefore reflect the following:

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

Osprey was a shipping company with activities that included oil tankers and oil product carriers as well as LNG carriers. Where Osprey's assets, liabilities, revenues and expenses relate to the LNG business, these have been identified and carved out for inclusion in these financial statements for the year ended December 31, 2001. Where Osprey's assets, liabilities, revenues and expenses relate to one specific line of business but not the LNG business, these have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Osprey that cannot be related to a specific vessel type of operations have been allocated based on the number of vessels in Ospreys' fleet including its tanker operations. The Osprey group operated a centralized treasury system and did not have separate bank accounts for each of its subsidiaries. For the LNG operations there were separate bank accounts for Golar Mazo and for the remaining LNG activities interest income has been allocated in the carved out combined financial statements based on operating cash flows, net of debt servicing. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Golar operated on a stand-alone basis for all periods presented. The financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for the year ended December 31, 2001 as the Company may have made different operational and investment decisions as a Company independent of Osprey.

During the period of Osprey's ownership of the LNG business, overhead costs allocated, as described above, are derived from costs associated with the corporate headquarters in Singapore and from the London office, which managed and continue to manage the operations of the business. The amount of costs, presented as part of administrative expenses, that was allocated from the Singapore headquarters was $743,000 for the year ended December 31, 2001. In addition, of the $1,894,000 restructuring expenses incurred during 2001, $1,598,000 was allocated from the Singapore headquarters.

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

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues generated from time charters, which are classified as operating leases by the Company, are recorded over the term of the charter as service is provided. Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally between two to five years. Revenues include minimum lease payments under time charters as well as the reimbursement of certain vessel operating and drydocking costs.

Voyage charter revenues and associated expenses are recognized rateably over the duration of the voyage. Under voyage charters, expenses such as fuel and port charges are paid by the Company and have been recorded within operating expenses, whereas under time charters, such voyage costs are paid by the Company's customers. Estimated losses under a voyage charter are provided for in full at the time such losses become evident. Voyage revenue is recognized on a discharge-to-discharge basis. Under this basis, voyage revenue is recognized evenly over the period from departure of a vessel from its last discharge port to departure from the next discharge port.

Revenues generated from management fees are recorded rateably over the term of the contract as service is provided.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $2,843,000, $163,000 and $nil for the years ended December 31, 2003, 2002 and 2001, respectively.

Vessel operating costs include an allocation of administrative overheads that relate to vessel operating activity which includes certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. For the years ended December 31, 2003, 2002 and 2001, $2,375,000, $2,250,000, and $2,033,000
have been allocated to vessel operating costs, respectively.

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

Marketable securities

Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. The fair value is determined by reference to quoted market prices. Any resulting unrealized gains and losses are recorded as a separate component of other comprehensive income in stockholders' equity.

Insurance claim receivables

Insurance claim receivables are recognized when the facts and circumstances support the legal recovery and management believes it is virtually certain that the claims will be recovered.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Newbuildings

The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has had to pay by way of purchase instalments, and other capital expenditures together with capitalized loan interest. No charge for depreciation is made until the vessel is delivered.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment. Also included in vessels and equipment is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired and for the amounts reflected as part of the push down of the World Shipholding basis, the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

Useful lives applied in depreciation are as follows:

Vessels                             40 years
Deferred drydocking expenditure     two to five years
Office equipment and fittings       three to six years

Vessels and equipment under capital lease

The Company leases certain vessels under agreements that are classified as capital leases. Depreciation of vessels under capital lease is included within depreciation and amortization expense in the statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives, based on a useful life of 40 years.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment under capital lease. Also included in vessels and equipment under capital lease, is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the consideration paid is allocated between drydocking and other vessel costs to reflect the different useful lives of the component assets.

Deferred credit from capital leases

In accordance with Statement of Financial Accounting Standard ("SFAS") No.28 "Accounting for sales with leasebacks", income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

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

Derivatives

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivatives and Hedging Activities". Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133.

SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133" and SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

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

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction and translation gains or losses are included in the consolidated statements of operations.

Stock-based compensation

Under SFAS 123, "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged, but not required, to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" Had compensation costs been calculated and accounted for in accordance with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(in thousands of $, except per share data)                         2003         2002      2001

Net income

    As reported                                                     39,570      27,137    4,366

    Add: Stock-based employee  compensation expense in reported          -          57       47
    net income under APB 25, net of tax
    Less: Total  stock-based  compensation  expense  determined          -        (390)    (324)
    under SFAS 123 fair value method for all awards, net of tax
                                                                    ---------------------------
    Pro-forma                                                       39,570      26,804    4,089
                                                                    ===========================

Basic and diluted earnings per share
    As reported                                                      $0.68       $0.48    $0.08
    Pro-forma                                                        $0.68       $0.48    $0.07

Earnings per share

Basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 9).

Pensions

Defined benefit pension costs, assets and liabilities are recognized in accordance with SFAS 87 "Employer's Accounting for Pensions", which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, part of the deficit of plan obligations over plan assets has been recognised in the balance sheet, with the remainder of the unrecognised actuarial losses spread over the employees' remaining service lifetimes. A minimum liability is recognized equal to the amount by which the plans are under funded (ignoring projected future salary increases). The pension benefit obligation is calculated by using a projected unit credit method.

Capital Leases

Leased vessels have been accounted for as capital leases in accordance with SFAS 13 "Accounting for Leases". Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining life economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

Income Taxes

Income taxes is based on income before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

3.  SUBSIDIARIES AND INVESTMENTS

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2003. Unless otherwise indicated, we own 100 per cent of each subsidiary.

                                        Jurisdiction of
Name                                    Incorporation                Purpose
Golar Gas Holding Company Inc.          Republic of Liberia          Holding  Company and leases
                                                                     five vessels
Golar Maritime (Asia) Inc.              Republic of Liberia          Holding Company
Gotaas-Larsen Shipping Corporation      Republic of Liberia          Holding Company
Oxbow Holdings Inc.                     British Virgin Islands       Holding Company
Faraway Maritime Shipping Inc.          Republic of Liberia          Owns Golar Mazo

    (60% ownership)
Golar LNG 2215 Corporation              Republic of Liberia          Leases Methane Princess
Golar LNG 1444 Corporation              Republic of Liberia          Owns Golar Frost
Golar LNG 1460 Corporation              Republic of Liberia          Owns newbuilding Hull 1460
Golar LNG 2220 Corporation              Republic of Liberia          Owns Golar Winter
Golar Liberia Inc.                      Republic of Liberia          Owns newbuilding Hull 2226
Golar International Ltd.                Republic of Liberia          Vessel management
Golar Maritime Services, S.A.           Spain                        Vessel management
Gotaas-Larsen International Ltd.        Republic of Liberia          Vessel management
Golar Management Limited                Bermuda                      Management
Golar Maritime Limited                  Bermuda                      Management
Golar Management (UK) Limited           United Kingdom               OperatesiGolarUFreezeited
Golar Khannur (UK) Limited              United Kingdom               Operates Khannur
Golar Gimi (UK) Limited                 United Kingdom               Operates Gimi
Golar Hilli (UK) Limited                United Kingdom               Operates Hilli
Golar Spirit (UK) Limited               United Kingdom               Operates Golar Spirit
Golar 2215 (UK) Limited                 United Kingdom               Operates Methane Princess

4.  ADOPTION OF NEW ACCOUNTING STANDARDS

In December 2003, the FASB issued revised FASB Interpretation 46 ("FIN 46-R"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46-R apply to variable interest entities no later than the end of the first reporting period that ends after March 15, 2004. FIN 46-R applies to those entities that are considered special purpose entities, no later than as of the end of the first reporting period that ends after December 15, 2003. The Company has adopted FIN 46-R and has determined that the entities that possess legal title to the six vessels leased by Golar are variable interest entities in which Golar has a variable interest and is the primary beneficiary. Golar has measured the leased vessels transferred to the variable interest entities at the same amounts as if the transfer had not occurred, which is cost less accumulated depreciation at the time of the transfer. The adoption of FIN 46-R did not have a material impact upon Golar's financial statements. The Company does not have any other variable interest entities.

5.  SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. During 2003, the vast majority of the Company's fleet operated under time charters and these charters were with two charterers, BG Group plc and Pertamina. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

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

7.  OTHER FINANCIAL ITEMS


(in thousands of $)                                       2003            2002            2001

Amortization of deferred financing costs                 1,574             864           2,097
Financing arrangement fees and other costs                 107             332           1,857
Market  valuation   adjustment  for  interest
rate derivatives                                        (6,401)         16,458           8,221
Foreign   exchange   gain  on  capital  lease
obligations and related restricted cash                 (2,993)              -               -
Foreign exchange loss on operations                        496             233             188
                                                      ----------------------------------------
                                                        (7,217)          17,887          12,363
                                                      =========================================

8.  TAXATION

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50 per cent owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. If the Company operating the ships is a UK registered Company, which some of Golar's subsidiary companies are, an exemption from US tax, where required, is afforded by the US-UK tax treaty agreement. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions

Current taxation relates to taxation of the operations of the Company's United Kingdom subsidiaries. The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $97,000 and $211,000 at December 31, 2003 and 2002, respectively. These assets relate to differences for depreciation and pension liabilities.

9.  EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2003 has been calculated with reference to the weighted average number of common shares in issue during the year. The Company's capital structure was determined with the capital reorganization that took place on May 31, 2001. For the periods prior to May 31, 2001, the preparation of the carved out combined financial statements did not result in the recording of any specific share capital. To provide a measurement of EPS for the year ended December 31, 2001, the computation of basic EPS is based on the shares issued in connection with the formation of the Company and the subsequent placement of 56 million shares as described in Note
1. The computation of diluted EPS for the years ended December 31, 2003 and 2002, assumes the foregoing and the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)                         2003         2002        2001

Net income available to stockholders        39,570       27,137       4,366

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)                              2003         2002        2001

Basic earnings per share:

Weighted  average  number  of
common  shares   outstanding                58,533       56,012      56,012

Diluted earnings per share:

Weighted  average  number  of
common  shares  outstanding                 58,533       56,012      56,012

Dilutive share options                          36            9           7
                                         ----------------------------------
                                            58,569       56,021      56,019
                                         ==================================

10. LEASES

Rental income

The minimum future revenues to be received on time charters as of December 31, 2003 were as follows:

Year ending December 31,                                           Total
(in thousands of $)

2004                                                             149,460
2005                                                             147,654
2006                                                             137,886
2007                                                             118,250
2008                                                             106,514
2009 and later                                                   775,259
                                                              -----------
Total                                                          1,435,023
                                                              ===========

The long-term contracts for two of the Company's vessels are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a costs pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2003 were approximately $851.0 million and $87.2 million respectively and at December 31, 2002 were approximately $675.5 million and $58.7 million respectively.

Rental expense

The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,                                        Total
(in thousands of $)

2004                                                            1,379
                                                               -------
Total minimum lease payments                                    1,379
                                                               =======

Total minimum lease payments have been reduced by minimum sublease rentals under non-cancellable leases of $1,594,000 for the year ended December 31, 2004. This relates to former office space that the Company no longer occupies. At the time the Company entered into this sublease arrangement, a provision was recognized for the difference between the Company's future obligation under the lease agreement and its anticipated sublease income over the remaining term of the lease. This provision is recognized as a reduction to rental expense over the life of the lease agreement and eliminates the Company's ongoing rental expense for these facilities. The provision is recorded in other current liabilities and other long-term liabilities. The provision balance at December 31, 2003 and 2002 was $710,000 and $1,239,000, respectively, of which $710,000 and $656,000 is shown in other current liabilities at December 31, 2003 and 2002, respectively.

Total rental expense for operating leases was $2,554,000, $2,709,000 and $2,101,000 for the years ended December 31, 2003, 2002 and 2001, respectively and total sublease income was approximately $1,161,000, $1,497,000 and $1,158,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The amortization of the provision described above was $529,000, $954,000 and $450,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

11. MARKETABLE SECURITIES

Marketable equity securities held by the company are considered to be available-for-sale securities and are therefore carried at fair value.

(in thousands of $)                                              2003

Cost                                                           12,176
Unrealized gain                                                 1,634
                                                              --------
Fair value                                                     13,810
                                                              ========

As at December 31, 2003 marketable securities related to the Company's investment in Korea Line Corporation. The unrealized gain on marketable securities of $1,634,000 in the year ended December 31, 2003, which has been credited to other comprehensive income, includes an unrealized foreign currency loss of $145,000.

12. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2003 and December 31, 2002.

13. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)                                 2003              2002

Other receivables                                  8,025             2,135
Prepaid expenses                                   2,554               623
Accrued interest income                            5,328                 -
                                                 --------------------------
                                                  15,907             2,758
                                                 ===========================

Other receivables at December 31, 2003 includes the net amount receivable of $2,469,000 (2002: $161,300) under the Company's loss of hire insurance policy relating to a period of off-hire in respect of one vessel due to required repairs. Other receivables as at December 31, 2003 also includes the net amount receivable of $3,701,000 (2002: $451,000) under the Company's hull and machinery insurance policy relating to repair costs incurred by the Company for four vessels.

14. DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2003 and 2002 of $180,000 and $281,000, respectively, represent the recharge of expenses and rebates and seconded staff costs.

15. NEWBUILDINGS

(in thousands of $)                                 2003              2002

Purchase price instalments                       184,764           276,486
Interest and other costs capitalized              23,033            15,185
                                                 --------------------------
                                                 207,797           291,671
                                                 ===========================

The amount of interest capitalized in relation to newbuildings was $17,270,000 and $12,268,000 for the years ended December 31, 2003 and 2002, respectively.

The Company took delivery of one newbuilding during 2003. This vessel, the Methane Princess, was delayed from its original delivery date of March 31, 2003 until August 29, 2003 and as a result the Company received compensation from the yard in the amount of $12,980,000. The cost of the newbuilding of $161,531,000, net of compensation for late delivery, has been transferred to vessels under capital leases (see note 17).

As at December 31, 2003, the Company had contracts to build four new LNG carriers at a total contract cost of $647.9 million, excluding financing costs. As at December 31, 2003, the instalments for these vessels, were due to be paid as follows:

(in millions of $)

Paid in 12 months to 31 December 2001                              65.0
Paid in 12 months to 31 December 2002                              81.8
Paid in 12 months to 31 December 2003                              39.1
Payable in 12 months to 31 December 2004                          354.8
Payable in 12 months to 31 December 2005                              -
Payable in 12 months to 31 December 2006                          107.2
                                                               ---------
                                                                  647.9
                                                               =========

In February 2004, the Company entered into a shipbuilding contract for a further LNG carrier and in April 2004 and June 2004, the Company took delivery of its newbuilding hull number 2220 (Golar Winter) and newbuilding hull number 1444 (Golar Frost) respectively.

Having entered into a new shipbuilding contract and taken delivery of two newbuildings since December 31, 2003, the instalments in respect of the Company's three newbuildings yet to be delivered, as at June 29, 2004, are due to be paid as follows:

(in millions of $)

Payable in 6 months to 31 December 2004                             137.8
Payable in 12 months to 31 December 2005                             29.6
Payable in 12 months to 31 December 2006                            221.8
                                                               -----------
                                                                    389.2
                                                               ===========

As at December 31, 2003, the Company did not have facilities in place to finance its entire newbuilding program. The Company will require additional financing of approximately $313 million to fund its newbuilding construction commitments outstanding as at June 29, 2004.

The commitments up to October 31, 2004 will be funded from existing facilities and cash generated from operations. Additional facilities are required to meet the final delivery instalments for three of the Company's newbuildings payable on October 31, 2004 and during 2005 and 2006.

16. VESSELS AND EQUIPMENT, NET

(in thousands of $)                                 2003              2002

Cost                                               229,515           677,939
Accumulated depreciation                           (18,417)          (60,356)
                                                 ----------------------------
Net book value                                     211,098           617,583
                                                 =============================

Included in the above amounts, as at December 31, 2003 and 2002 is equipment with a net book value of $657,000 and $778,000, respectively.

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $12,658,000, $31,300,000 and $31,614,000 respectively. Depreciation expense is shown net of amounts allocated to other Osprey entities totalling $nil, $nil and $367,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

During the year ended December 31, 2003, vessels with a total cost of $454,105,000 (2002: $nil) and accumulated depreciation of $54,506,000 (2002:
$nil), were sold and leased back by the Company, and have been classified as vessels under capital leases.

17. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)                                   2003              2002

Cost                                               624,020                 -
Accumulated depreciation                           (70,635)                -
                                                 ----------------------------
Net book value                                     553,385                 -
                                                 =============================

Amortization expense for vessels under capital leases for the years ended December 31, 2003, 2002 and 2001 was $21,143,000, $nil and $nil respectively.

As at December 31, 2003 Golar operated six vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003. The first transaction, which took place in April 2003, was the sale of five 100 per cent owned subsidiaries to a financial institution in the United Kingdom
(UK). The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset. Simultaneous to the sale of the five entities, Golar leased each of the five vessels under five separate lease agreements ("Five Ship Leases"). The second transaction, which occurred in August 2003, was in relation to the Company's first newbuilding, the Methane Princess. The Company novated the Methane Princess newbuilding contract immediately prior to completion of construction and leased the vessel from the same financial institution in the UK ("The Methane Princess Lease"). Golar's obligations to the lessors in both transactions are secured by letters of credit ("LC") provided by other banks. Golar has used debt finance and cash to provide security deposits for the banks providing the LC's.

As at 31 December 2003, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31,                      Five        Methane
                                              ship        Princess
(in thousands of $)                           leases      lease        Total

2004                                          19,780        5,731       25,511
2005                                          21,027        6,070       27,097
2006                                          22,294        6,388       28,682
2007                                          23,631        6,721       30,352
2008                                          24,993        7,024       32,017
2009 and later                               770,239      354,455    1,124,694

Total minimum lease payments                 881,964      386,389    1,268,353
Less: Imputed interest                      (422,208)    (229,935)    (652,143)

Present value of minimum lease payments      459,756      156,454      616,210

The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The interest element of the lease rentals is accrued at a rate of floating British Pound (GBP) LIBOR.

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The interest element of the lease rentals is accrued at a rate of floating British Pound (GBP) LIBOR.

As disclosed in Note 4, the Company determined that the entities that owned the vessels were variable interest entities in which Golar had a variable interest and was the primary beneficiary. Upon transferring the vessels to the financial institutions, Golar measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

As at December 31, 2003, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described above was $642.6 million. These security deposits are referred to in these financial statements as restricted cash and earn interest at GBP LIBOR. The Company's restricted cash balances are as follows:

(in thousands of $)                                      2003        2002

Five Ship Leases security deposits                      479,316           -
Methane Princess Lease security deposits                163,298           -
                                                       -----------------------
Total security deposits for lease obligations           642,614
Included in short-term restricted cash
and short-term investments                              (19,435)          -
                                                       -----------------------
Long-term restricted cash                               623,179           -
                                                       =======================

(in thousands of $)                                       2003        2002

Short term lease security deposits                       19,435           -
Restricted cash relating to the
Mazo Facility (see note 23).                             12,660      12,760
                                                       -----------------------
Short-term restricted cash and
short-term investments                                   32,095      12,760
                                                       =======================

18. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                      2003         2002

Debt arrangement fees and other deferred
financing charges                                         7,443       8,232
Accumulated amortization                                 (1,963)     (1,069)
                                                       -----------------------
                                                          5,480       7,163
                                                       =======================

19. OTHER LONG TERM ASSETS

(in thousands of $)                                      2003         2002

Deferred tax assets                                          97         211
Deferred development costs                                    -         285
                                                       -----------------------
                                                             97         496
                                                       =======================

20.  ACCRUED EXPENSES

(in thousands of $)                                      2003         2002

Vessel operating and drydocking expenses                  5,565       4,213
Administrative expenses                                   1,286       1,733
Interest expense                                         12,070       3,474
Provision for financing arrangement
fees and other costs                                        904         842
Provision for tax                                           210          24
                                                       -----------------------
                                                         20,035      10,286
                                                       =======================

21.  OTHER CURRENT LIABILITIES

(in thousands of $)                                      2003         2002

Deferred drydocking and operating cost revenue            6,744       2,445
Marked to market interest rate swaps valuation           20,895      27,296
Provision for Baja project costs                          1,403       1,077
Other provisions                                            710         659
Deferred credits from capital lease
transactions (note 24)                                    3,957           -
Other creditors                                           1,340           -
                                                       -----------------------
                                                         35,049      31,477
                                                       =======================

During 2002, Golar signed a joint development agreement with Marathon Baja Limited ("Marathon"), a subsidiary of Marathon Oil and GGS Holdings Limited ("GGS"), to participate in a project to build a LNG import and re-gasification facility and power generation complex near Tijuana in the Mexican State of Baja California. Under the agreement with Marathon and GGS, costs incurred in relation to the development of the project are to be shared as follows: Marathon 80%, GGS 10%, Golar 10% prior to the establishment of a lead project company and execution of a shareholders' agreement.

Golar's policy is to expense its portion of the costs incurred during the development phase, except where it relates to capital assets. During the year ended December 31, 2003, the Company's 10 per cent share of the total development costs of the project was $1,459,000 all of which were expensed and included in administrative expenses. During the year ended December 31, 2002 an amount of $792,000 was expensed and included in administrative expenses and an amount of $285,000, relating to the purchase of land options, was capitalized. The amount of $285,000 capitalized during the year ended December 31, 2002 was written off during the year ended December 31, 2003 as it became unlikely that the options would be exercised or that they retained any value. At December 31, 2003 the provision made by the Company for Baja project costs payable amounted to $1,403,000 (2002: $1,077,000).

22.   PENSIONS

The Company has two defined benefit pension plans covering a majority of the employees of the Company and Osprey. Benefits are based on the employee's years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. The Company's plans are funded by the Company in conformity with the funding requirements of the applicable government regulations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.

The Company uses a measurement date of December 31 for the majority of its pension and other postretirement benefit plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)                        2003        2002          2001

Service cost                              1,162       1,325         1,407
Interest cost                             3,440       3,519         3,346
Expected return on plan assets           (2,005)     (2,249)        2,620)
Amortization of prior service cost            -           -             -
Recognized actuarial loss                   751         504           615
                                         --------------------------------
Net periodic benefit cost                 3,348       3,099         2,748
                                         ================================

For the year ended 31 December 2001, the net periodic benefit cost includes amounts relating to the employees of Osprey, a related party. In 2001, the Company administered the plans on behalf of Osprey and charged a management fee to Osprey that includes a proportionate cost of plan contributions as well as certain administration costs. As such, in the preparation of historical financial statements, the Company has reduced administration expenses by $473,000 for the year ended December 31, 2001, to reflect administration expenses as if this management agreement had existed for those respective years.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)                                     2003              2002
Reconciliation of benefit obligation:
Benefit obligation at January 1                       51,881            49,576
    Service cost                                       1,162             1,325
    Interest cost                                      3,440             3,519
    Participant contributions                              -                 -
    Actuarial loss / (gain)                            3,222              (733)
    Foreign currency exchange rate changes               885               660
    Benefit payments                                  (6,347)           (2,466)
                                                     --------------------------
Benefit obligation at December 31                     54,243            51,881
                                                     ==========================

The accumulated benefit obligation at the end of 2003 and 2002 was $51.8 million and $47.6 million, respectively.

(in thousands of $)                                     2003              2002
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                25,414            28,326
    Actual return on plan assets                       3,614            (2,462)
    Employer contributions                             1,476             1,525
    Participant contributions                             -                 -
    Foreign currency exchange rate changes               578               491
    Benefit payments                                  (6,347)           (2,466)
                                                     --------------------------
 Fair value of plan assets at December 31             24,735            25,414
                                                     ==========================

Deficit of plan assets                               (29,508)          (26,467)
over projected benefit obligation (1)
    Unrecognized prior service cost                        -                 -
    Unrecognized actuarial loss                       12,413            11,189
                                                     --------------------------
Net amount recognized                                (17,095)          (15,278)
                                                     ==========================

Employer contributions and benefits paid under the pension plans include $1,476,000 and $1,525,000 paid from employer assets in 2003 and 2002 respectively.

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2003 and December 31, 2002.

The details of these plans are as follows:


                                          December 31, 2003             December 31, 2002

                                       UK Scheme   Marine scheme     UK scheme     Marine scheme

(in thousands of $)
Accumulated benefit obligation           (8,806)        (42,996)       (7,408)          (40,155)
Projected benefit obligation             (9,201)        (45,042)       (7,688)          (44,193)
Fair value of plan assets                 6,013          18,722         5,015            20,399
Funded status                            (3,188)        (26,320)       (2,673)          (23,794)

The amounts recognized in the Company's balance sheet as of December 31 were as follows:

(in thousands of $)                                   2003              2002

Accrued benefit liability                            (27,067)          (22,148)
Minimum pension liability                              9,972             6,870
                                                     --------------------------
Net amount recognized                                (17,095)          (15,278)
                                                     ==========================

The asset allocation for the Company's Marine scheme at the end of 2003 and 2002, and the target allocation for 2004, by asset category follows:

Marine scheme                  Target
                          allocation 2004 (%)       2003 (%)          2002 (%)

Equity                         30-65                   33                52
Bonds                          10-50                   31                34
Other                          20-40                   30                14
Cash                          0-22.5                    6                 0
                           -------------------------------------------------
Total                                                 100               100
                           =================================================

The asset allocation for the Company's UK scheme at the end of 2003 and 2002, and the target allocation for 2004, by asset category follows:

UK scheme                      Target
                             allocation 2004 (%)     2003 (%)          2002 (%)

Equity                            80                   82                73
Bonds                             20                   15                20
Other                              -                    -                 -
Cash                               -                    3                 7
                           -------------------------------------------------
Total                                                 100               100
                           =================================================

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the scheme in 2004, as follows:

(in thousands of $)                     Marine scheme         UK scheme

Employer contributions                          1,320               356

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

                                                2003              2002

Discount rate                                   5.9%              6.6%
Rate of compensation increase                   2.8%              2.7%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

                                                2003              2002

Discount rate                                   6.6%              7.1%
Expected return on plan assets                  8.0%              8.0%
Rate of compensation increase                   2.7%              4.0%

23. DEBT

(in thousands of $)                                2003              2002

Total long-term debt due to third parties       655,235           677,610
Total short-term debt due to related parties          -            32,703
                                              ----------------------------
Total debt                                      655,235           710,313
Less: current portion of long-term debt
due to third parties                            (61,331)          (48,437)
Less: current portion short-term debt
due to related parties                                -          (32,703)
                                              ----------------------------
                                                593,904           629,173
                                              ============================

The outstanding debt as of December 31, 2003 is repayable as follows:

Year ending December 31,
(in thousands of $)

2004                                                         61,331
2005                                                         64,007
2006                                                         70,514
2007                                                        177,837
2008                                                         22,794
2009 and later                                              258,752
Total                                                       655,235

The weighted average interest rate for debt, which is denominated in US dollars, as of December 31, 2003 and 2002 was 4.61 per cent and 5.03 per cent, respectively. As at December 31, 2003, interest on US$105 million of debt in respect of the Methane Princess facility was fixed, of which US$55 million was fixed in 2002. The fixing is due to mature in 2015 at a weighted average rate of
6.77 per cent until the vessel enters into its long-term charter in February 2004 and at a weighted average rate of 5.89 per cent thereafter.

At December 31, 2003, the debt of the Company comprised the following, details of which are set out below:

 (in thousands of $)                                             Maturity date

Mazo facility                                  181,263                2013
Methane Princess facility
(previously referred to as
'Hull 2215 facility')                          175,472                2015

New Golar LNG facility                         242,500                2007
New Golar LNG Subordinated facility             56,000                2007
                                              ----------------------------
                                               655,235
                                              ============================

Mazo facility

On November 26, 1997, Osprey entered into a secured loan facility (the "Mazo facility") with a banking consortium for an amount of $214.5 million and secured by a mortgage on the vessel Golar Mazo. The facility was assumed by Golar from Osprey in May 2001. The facility bears floating interest rate of LIBOR plus a margin and the repayment terms are six monthly and commenced on June 28, 2001. In connection with the Mazo facility, Osprey also entered into a collateral agreement with the same banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the Trust Company during the period of the loan. These balances are referred to in these financial statements as restricted cash.

New Golar LNG facility

In May 2001 the Golar group entered into a secured loan facility (the "Golar LNG facility") with a banking consortium for an amount of $325.0 million. This loan was refinanced in April 2003, ("New Golar LNG facility") with an amount of $265 million with the same syndicate of banks. The amount outstanding on the old facility was $282.5 million and accordingly a net $17.5 million was repaid. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of four years and two months and is repayable in 16 quarterly instalments and a final balloon payment of $138.8 million payable on May 31, 2007. The loan is secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (see note 17).

New Golar LNG Subordinated facility

In October 2002, Golar entered into a secured subordinated loan facility (the "Golar LNG subordinated facility") with a banking consortium for an amount of $60.0 million. This loan was also refinanced in April 2003. This new second priority loan ("New Golar LNG subordinated facility") was also for an amount of $60 million with the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus a margin, increasing by
0.25 per cent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly instalments commencing in November 2003. The loan is secured by the assignment to the lending banks of a second priority mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (see note 17).

Methane Princess facility

In December 2001 the Company signed a loan agreement with Lloyds TSB bank Plc for the purpose of financing newbuilding hull number 2215 (Methane Princess) (the "Hull 2215 facility") for an amount up to $180 million.

In August 2003, prior to the delivery of the Methane Princess the Company refinanced this facility (Methane Princess facility). The new facility is also for $180 million, with the same bank and has a similar repayment profile. It accrues a floating rate of interest of LIBOR plus a margin up to the date the vessel is delivered to the Charterer under the BG Charter and thereafter at LIBOR plus a reduced margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin could increase if the rating for the Charterer at any time fell below an S&P rating of "B". As at December 31, 2003, interest on $105 million of debt in respect of the Methane Princess facility was fixed, of which $55 million was fixed in 2002, $30 million in March 2003 and $20 million in October 2003. All fixings are due to mature in 2015 at a weighted average rate of 6.77 per cent (inclusive of margin) until the vessel enters into its long-term charter in February 2004, and at a weighted average rate of 5.89 per cent thereafter. The loan is secured by the assignment to the lending bank of a mortgage given to Golar by the lessor of the Methane Princess Lease (see note 17).

The margins Golar pays under its current loan agreements over and above LIBOR at a fixed or floating rate range from 0.865 per cent to 2.0 per cent.

Greenwich loans

In August 2001, Golar obtained a loan of $32.7 million from Greenwich, in order to finance the first instalments due on newbuilding hull numbers 1460 and 2220. The loan was initially for a period of one year and the floating interest rate payable on this loan was LIBOR plus 2.5% and increased to LIBOR plus 2.625% from June 2002 and LIBOR plus 3% from February 2003. In connection with this loan, until it was repaid, two subsidiaries of Golar had guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank and they both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee. The rate of interest that Greenwich paid to the banks was LIBOR plus 1.5 per cent until June 2002, it then increased to LIBOR plus 1.625 per cent and increased again to LIBOR plus 2 per cent from February 2003.

Golar repaid $16.0 million in respect of this loan in June 2003 and $16.7 million in August 2003. Both repayments were financed by cash reserves.

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders. In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. As of December 31, 2003 and 2002 the Company complied with the debt covenants of its various debt agreements.

24.   OTHER LONG-TERM LIABILITIES

(in thousands of $)                                     2003             2002

Pension obligations (note 22)                         27,067           22,148
Other provisions                                           -              583
Deferred credits from capital lease transactions      67,159                -
                                                     -------------------------
                                                      94,226           22,731
                                                     ========================

Deferred credits from capital lease transactions

(in thousands of $)                                     2003             2002

Deferred credits from capital lease transactions      73,771                -
Less: Accumulated amortization                        (2,655)               -
                                                     -------------------------
                                                      71,116                -
Short-term (note 21)                                   3,957                -
Long-term                                             67,159                -
                                                     -------------------------
                                                      71,116                -
                                                     ========================

In connection with the leasing transactions undertaken in the year ended December 31, 2003 (see Note 17), the Company recorded an initial amount of $73.8 million, representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments. The amortization charge for the year is offset against depreciation and amortization expense in the statement of operations.

The deferred credits represent the upfront benefits derived from undertaking financing in the form of UK leases. The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis. The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g. on a change of tax law), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances. Any increase in rentals is likely to affect the ability to reduce the deferred credits through amortization.

25.  PUSH DOWN ACCOUNTING

The effect of push down accounting in January 2001 was to reduce the value of assets and liabilities recorded by Golar to reflect the change in basis realized as a result of World Shipholding's acquisition of Osprey as follows:

(in thousands of $)

Vessels and equipment, net                                 109,832
Deferred charges                                             1,702
Goodwill                                                     9,439
Pension obligations                                          9,999
FAS 133 transition obligation                                2,786
                                                          ---------
                                                           133,758
                                                          =========

26. SHARE CAPITAL AND SHARE OPTIONS

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

In July 2003, the Company completed a direct equity offering of 5,600,000 common shares in a placement in Norway, towards international institutional investors at a price of $10.20 per share. In December 2003, the Company further issued 4,000,000 common shares at a price of $13.11 per share. Proceeds from both new issues are intended to be dedicated to the future growth of the company.

At December 31, 2003 and December 31, 2002, authorized and issued share capital is as follows:

Authorized share capital:
(in thousands of $, except share numbers)              2003           2002


100,000,000 common shares of $1.00 each             100,000        100,000


Issued share capital:
(in thousands of $, except share numbers)

Issued common shares of $1.00 each                   65,612         56,012

In July 2001, the Board of the Company approved the grant of options to eligible employees to acquire an aggregate amount of up to 2,000,000 shares in the company.

In July 2001, the Board of Golar granted options to certain directors and officers of the Company to acquire 400,000 shares at a subscription price of $5.75. These options vested on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant. The following summarizes the share options transactions relating to this plan:

(in thousands of $, except per share data)                         Weighted
                                                                   average
                                                                   exercise
                                                       Shares      price

Options outstanding at December 31, 2001 & 2002         400          $5.75
    Cancelled during the year                          (100)         $5.75
                                                     ----------------------
Options outstanding at December 31, 2003                300          $5.75
                                                     ======================
Options exercisable at:
  December 31, 2001 & 2002                              400          $5.75
                                                     =====================

  December 31, 2003                                     300          $5.75
                                                     =====================

There were no options granted in the year ended December 31, 2003 and 2002. The weighted average fair value of 400,000 options granted in 2001 was $1.785, which is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                2001

Risk free interest rate                                          4.39%
Expected life                                                  5 years
Expected volatility                                                20%
Expected dividend yield                                             0%

Compensation cost of $nil, $56,700 and $47,300 has been recognized in the year ended December 31, 2003, 2002 and 2001 respectively, in connection with the grant of the 400,000 options in July 2001. This amount represents the difference between the subscription price of $5.75 and the market price of $6.01 (the equivalent to NOK56 at the exchange rate of NOK9.3153 to $1.00) on the date of grant, recognized over the vesting period of the options.

In February 2002, the Board of Golar approved an employee share option scheme. Under the terms of the scheme, options may be granted to any director or eligible employee of the Company or its subsidiaries. Options are exercisable for a maximum period of nine years following the first anniversary date of the grant. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant. The number of shares granted under the plans may not in any ten year period exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option. As at December 31, 2003 and 2002 no options had been granted under the employee share option scheme.

27. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are Credit Lyonnais, Bank of Taiwan, Credit Agricole Indosuez, and Mizuho Corporate Bank Limited. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:


                                         Notional Amount
                                                                                Fixed
Instrument                          December 31,   December 31,    Maturity     Interest
                                      2003           2002          Dates        Rates
(in thousands of $)
Interest rate swaps:
   Receiving floating, pay fixed     171,763        183,776        2003 - 2009  6.393% to 6.43%

At December 31, 2003, the notional principal amount of the debt outstanding subject to such swap agreements was $171.8 million (2002: $183.8 million).

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company incurs expenditure in other currencies. The Company's capital lease obligations and related restricted cash deposits are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. The Company has not entered into derivative contracts to reduce its exposure to transaction risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations.

A foreign exchange gain of $3.0 million arose in the year ended December 31, 2003 (2002: $nil) as a result of the retranslation of our capital lease obligations and the cash deposits securing those obligations. The gain arose due to the appreciation of the British Pound against the US Dollar during the year. This gain represents an unrealized gain and does not therefore materially impact the Company's liquidity. Further foreign exchange gains or losses will arise over time in relation to Golar's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2003 and 2002 are as follows:


                                            2003           2003              2002                   2002

(in thousands of $)                  Carrying Value        Fair Value      Carrying Value          Fair Value

Non-Derivatives:
Cash and cash equivalents                  117,883        117,883            52,741                 52,741
Investments in marketable
securities                                  13,810         13,810                 -                      -
Restricted cash and short-term
investments                                 32,095         32,095            12,760                 12,760
Long-term restricted cash                  623,179        623,179                 -                      -
Short-term - floating                       61,331         61,331            81,140                 81,140
Long term debt - floating                  488,904        488,904           574,173                622,610
Long-term debt - fixed                     105,000        106,303            55,000                 56,379
Long-term obligations under
capital leases                             616,210        616,210                 -                      -

Derivatives:
Interest rate swap liability               (20,898)       (20,898)          (27,296)               (27,296)


The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments are considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value of marketable securities is based on the quoted market price of these or similar instruments when available.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis. The estimated fair value for long-term debt with fixed rates of interest of more than one year is estimated by obtaining quotes for breaking the fixed rate at the year end, from the related banking institution.

The estimated fair value of long-term obligations under capital leases is considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is estimated by obtaining quotes from the related banking institution.

As of December 31, 2003 long-term assets included $nil (2002: $285,000) relating to the purchase of land options in respect of the Baja project. The amount capitalized as of December 31, 2002 was written off during the year ended December 31, 2003 as it became unlikely that the options would be exercised or that they retained any value. The fair value of these options approximates to carrying value.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with the Nordea Bank of Finland PLC, Mizuho Corporate Bank, Lloyds TSB Bank plc and The Bank of New York. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2003, two customers accounted for a substantial amount of the total revenues of the company. The Company's revenues and associated accounts receivable are derived from its four time charters with BG Group plc, two time charters with Pertamina and, to a much more limited extent, from its four management contracts with National Gas Shipping Company Limited (Abu Dhabi) ("NGSCO") and voyage charters in respect of the Methane Princess. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of BG Group plc and NGSCO to be low.

During the years ended December 31, 2003, 2002 and 2001, BG Group plc and Pertamina each accounted for more than 10% of gross revenue.

During 2001, Pertamina and BG Group plc accounted for $62.8 million and $45.8 million respectively. During 2002, Pertamina and BG Group plc accounted for $61.0 million and $68.1 million respectively.
During 2003, Pertamina and BG Group plc accounted for $61.9 million and $64.8 million respectively.

28. RELATED PARTY TRANSACTIONS

Golar was incorporated in 2001 for the purpose of acquiring the LNG shipping interests of Osprey and Seatankers. Osprey, through its parent World Shipholding, and Seatankers are indirectly controlled by Mr. John Fredriksen. The purchase price paid for the LNG operations of Osprey was $525.9 million based on an agreed gross value of the LNG carriers of $635.0 million, plus the amount of net book value of all other non-shipping assets of the companies acquired. The purchase price paid was net of an amount of $128.7 million, being 60 per cent of the loan assumed relating to the financing of the Golar Mazo as described in Note 23, and cash of $27.2 million. Furthermore, the Company paid $2.5 million to Osprey for the assignment of a newbuilding contract and options. Additionally, immediately prior to the sale, certain inter-company balances due to the companies forming the LNG shipping interests of Osprey from other Osprey Companies totalling $450.3 million were forgiven. On May 28, 2001, the Company entered into a purchase agreement with Seatankers to purchase its one newbuilding contract for a LNG carrier and options to build three new LNG carriers. The Company paid $2.5 million to Seatankers for the assignment of the newbuilding contract and options.

In August 2001 and September 2001, Golar obtained loans of $32.6 million and $20 million respectively from Greenwich Holdings Limited, in order to finance the first and second instalments due on newbuilding hull number 2215. The floating interest rate payable on these loans was LIBOR plus 2.5 per cent. Golar repaid the loans in March 2002 from funds arising on draw down from the Hull 2215 facility. Until the repayment of the loans a subsidiary of Golar had guaranteed loans totalling $52.6 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske Bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee.

In August 2001, Golar obtained a loan of $32.7 million from Greenwich, in order to finance the first instalments due on newbuilding hull numbers 1460 and 2220. The loan was initially for a period of one year and the floating interest rate payable on this loan was LIBOR plus 2.5%. In connection with this loan, until it was repaid, two subsidiaries of Golar guaranteed a loan of $32.7 million made to Greenwich by Nordea and Den norske Bank and they both entered into an assignment and security agreement in respect of their shipbuilding contracts with Den norske Bank as security agent. No consideration has been paid by Greenwich for the provision of the guarantee.

Golar repaid $16.0 million in respect of this loan in June 2003 and $16.7 million in August 2003. Both repayments were financed by cash reserves.

In June 2002, Golar obtained $16.3 million in loan finance from Greenwich, by way of an addendum to the existing loan agreement in respect of newbuilding hull numbers 1460 and 2220 in order to finance the second instalment due on newbuilding hull number 1444. This addendum also extended the repayment date of the original loan, $32.7 million, from August 2002 until August 2003. The floating interest rate payable on the loan of $16.3 million was LIBOR plus 2.625 per cent. This rate also applies to the original $32.7 million from June 2002. The rate increased to LIBOR plus two per cent on any amounts still outstanding as at February 20, 2003. The additional loan of $16.3 million was repaid in November 2002 from funds arising on draw down from the original $60.0 million Golar LNG subordinated facility. Until the repayment of the loan of $16.3m a subsidiary of Golar had guaranteed a loan of $16.3 million made to Greenwich by Nordea and Den norske Bank and entered into an assignment and security agreement in respect of its' building contract with Den norske bank as security agent. No consideration was paid by Greenwich for the provision of the guarantee.

During the years ended December 31, 2003 and 2002 the rate of interest that Greenwich paid to the banks providing the above facilities was LIBOR plus 1.5 per cent until June 11, 2002, thereafter the rate was 1.625 per cent until February 2003 and 2.0 per cent until the loans were fully repaid in August 2003. The rate during the year ended December 31, 2001 was 1.5 per cent throughout. In the years ended December 31, 2003, 2002 and 2001, the Company paid interest of $779,000, $2,275,000 and $1,576,000, respectively to Greenwich in respect of loan facilities. As at December 31, 2003, 2002 and 2001, $nil, $169,612 and $291,000 respectively, of the interest due to Greenwich was outstanding.

For each of the loans from Greenwich noted above the Company has paid loan arrangement fees directly to the lending banks. These fees during the years ended December 31, 2003, 2002 and 2001 amounted to $81,756, $323,250 and
$415,700 respectively.

Historically the Company has been an integrated part of Osprey Maritime. As such, the Singapore and London office locations of Osprey have provided general and corporate management services for both the Company as well as other Osprey entities and operations. As described in Note 2, management has allocated costs related to these operations based on the number of vessels managed. Amounts allocated to the Company and included within vessel operating expenses, administrative expenses and depreciation expense were $3,227,000 for the year ended December 31, 2001. There were no charges in 2003 and 2002.

In the years ended December 31, 2003, 2002 and 2001 Frontline Management (Bermuda) Limited and Frontline Management AS both subsidiaries of Frontline Ltd. ("Frontline") have provided services to the company. These services include management support, corporate services and administrative services. In the years ended December 31, 2003, 2002 and 2001, management fees payable to Frontline of $273,547, $379,550 and $258,962, respectively, have been incurred by Golar. As at December 31, 2003, 2002 and 2001 amounts of $122,079, $102,550 and $547,966, respectively, were due to Frontline in respect of these fees and costs incurred. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by John Fredriksen.

The Company agreed to provide services to Osprey for the management of two of Osprey's VLCC vessels until November 2001. In the seven months ended December 2001, management fees of $106,667 were charged to Osprey in relation to such services of which $nil was outstanding at December 31, 2001. In addition as at December 31, 2003, 2002 and 2001 amounts of $nil, $9,610 and $261,000, respectively, were due from Osprey in respect the above services net of certain expenses recharged at cost. In the year ended December 31, 2003, 2002 and 2001, Seatankers has provided insurance administration services to the Company. In the years ended December 31, 2003, 2002 and 2001, management fees payable to Seatankers of $25,000, $24,556 and $10,000, respectively, have been incurred by Golar. As at December 31, 2003, 2002 and 2001, amounts of $nil, $14,556 and $10,000, respectively, were due to Seatankers in respect of these fees incurred.

During the years ended December 31, 2003, 2002 and 2001, Faraway Maritime Shipping Inc., which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $4.2 million, $25.0 million and $nil respectively, of which 60 per cent was paid to Golar and 40 per cent was paid to CPC.

Golar Management holds a promissory note executed by Mr. McDonald, Chairman of Golar Management and Technical Director, on April 21, 1998, under which Mr. McDonald promises to pay to Golar Management the principal sum of (pound)20,900 in monthly instalments of (pound)318. The note carries an interest rate of three per cent and an acceleration clause in the event Mr. McDonald's employment is terminated for any reason or in the event of a default on payment by Mr. McDonald. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2003, 2002 and 2001 was (pound)1,158, (pound)4,974 and (pound)8,577 or approximately $2,000, $9,000 and $12,400, respectively.

Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.

29. COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)                            December 31,     December 31,
                                                  2003             2002
Long-term  loans  secured on
vessels,  vessels  under  capital
leases  and newbuildings                       655,235          710,313

Other Contractual Commitments and contingencies

The Company insures the legal liability risks for its shipping activities with the United Kingdom Mutual Steamship Assurance Association (Bermuda), a mutual protection and indemnity association. As a member of a mutual association, the Company is subject to calls payable to the association based on the Company's claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

30. SUBSEQUENT EVENTS

In February 2004, the Company signed a newbuilding contract for the construction of an LNG carrier. In connection with this, on April 7, 2004, the Company paid the first installment of $14.8 million.

In March 2004, the Company signed a loan agreement relating to a $110 million credit facility to finance the Golar Frost ("the Golar Frost facility"). The loan is for a period of three years and is repayable by six consecutive six-monthly installments. In June 2004, the Company took delivery of the Golar Frost and the final delivery installment was settled by drawing down on the Golar Frost facility. The vessel's delivery was delayed from the original planned delivery date and as a result Golar received compensation from the shipyard in the amount of $9 million.

In April 2004, the Company signed a lease agreement in respect of the Golar Winter with a major UK bank (the 'Lessor'). The vessel was also delivered in April 2004. Under the agreement Golar received an amount of $166 million, before fees and expenses. Golar's obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (the 'LC Bank'). Golar has deposited $39 million with the LC bank as security for the letter of credit. The effective amount of net financing received is therefore $127 million before fees and expenses.

During the period to June 29, 2004 Golar increased its investment in Korea Line shares by 11.2 per cent to 21.09 per cent. Korea Line is listed on the Seoul stock exchange. The consideration paid for the additional investment of 11.2 per cent was $21.9 million, which was financed from cash reserves.








03849.0004 #496571