Form 20-F/A
period 2003-12-31
GOLAR LNG LTD
filed 2005-04-19
CIK 1207179

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
(Mark One)

[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended                 December 31, 2003
                         -------------------------------------------------------

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from
                               -------------------------------------------------


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

  Title of each class                              Name of each exchange
         None                                       on which registered


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

                         Yes  [X]             No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17  [_]            Item 18  [X]

                                EXPLANATORY NOTE

     GOLAR LNG LIMITED is filing this Amendment to its Report on Form 20-F for its fiscal year ended December 31, 2003, to include a disclosure regarding exemptions from certain Nasdaq corporate governance rules under Item 6 of the Form 20-F. This disclosure speaks as of December 31, 2003.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Exemptions from certain Nasdaq corporate governance rules

          At the time that quotation of Golar LNG Limited's Common Shares on the Nasdaq National Market commenced, Golar LNG Limited received an exemption from certain corporate governance requirements. Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. Golar LNG Limited has received from Nasdaq an exemption from compliance with certain corporate governance standards that are contrary to the law, rules, regulations or generally accepted business practices of Bermuda. The exemption, and the practices followed by Golar LNG Limited, are described below:

     o In keeping with Bermuda law and the rules of the Oslo Stock Exchange, Golar LNG Limited is exempt from Nasdaq's requirement to maintain three independent directors and currently no member's of its board of directors independent according to Nasdaq's standards for independence.

     o In keeping with common practices among companies listed on the Oslo Stock Exchange, Golar LNG Limited is exempt from Nasdaq's requirement for an audit committee and an audit committee charter. The Company's full board of directors currently fulfills the function of an audit committee. The Company's management is responsible for the proper and timely preparation of the Company's annual reports and are audited by independent auditors.

ITEM 19. EXHIBITS.

      Number                      Description of Exhibits

32.1    ____ Section 1350 Certification of the Company's Chief Executive
             Officer.


32.2    ____ Section 1350 Certification of the Company's Chief Accounting
             Officer.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         Golar LNG Limited
                                                         -----------------
                                                             (Registrant)



Date   April 19, 2005                       By  /s/ Graham Robjohns
                                                -------------------
                                                    Graham Robjohns
                                                    Chief Accounting Officer





03849.0004 #558968