Form 20-F
period 2004-12-31
GOLAR LNG LTD
filed 2005-06-30
CIK 1207179

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

For the fiscal year ended               December 31, 2004
                           -----------------------------------------------------

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

       Title of each class                  Name of each exchange
                                            on which registered
              None
--------------------------------          -----------------------------

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

                      Item 17  [_]         Item 18  [X]

                                INDEX TO REPORT ON FORM 20-F

PART I                                                                             PAGE
ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............     3

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE............................     3

ITEM 3.      KEY INFORMATION....................................................     3

ITEM 4.      INFORMATION ON THE COMPANY.........................................     12

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................     25

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................     40

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY
             TRANSACTIONS.......................................................     42

ITEM 8.      FINANCIAL INFORMATION..............................................     45

ITEM 9.      THE OFFER AND LISTING..............................................     45

ITEM 10.     ADDITIONAL INFORMATION.............................................     46

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES
             ABOUT MARKET RISK..................................................     56

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN
             EQUITY SECURITIES..................................................     67

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................     57

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS................................................     57

ITEM 15.     CONTROLS AND PROCEDURES............................................     57

ITEM 16.     RESERVED ..........................................................     57

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT...................................     57

ITEM 16B     CODE OF ETHICS.....................................................     57

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................     57

ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.........     57

PART III

ITEM 17.     FINANCIAL STATEMENTS...............................................     58

ITEM 18.     FINANCIAL STATEMENTS...............................................     58

ITEM 19.     EXHIBITS ..........................................................     58

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

          The following selected consolidated and combined financial and other data summarize our historical consolidated and combined financial information. We derived the information as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected income statement data with respect to the years ended December 31, 2001 and 2000 and the selected balance sheet data as at December 31, 2002, 2001 and 2000, has been derived from audited combined and consolidated financial statements prepared in accordance with U.S. GAAP not included herein. We are a holding company that was formed on May 10, 2001. We acquired our liquefied natural gas, or LNG, operations from Osprey Maritime Limited, or Osprey, a company indirectly controlled by our Chairman and President and major shareholder, John Fredriksen. The LNG operations were a fully integrated business of Osprey prior to our acquisition of them. Accordingly, the following financial information for the year ended December 31, 2000 and for the period that includes the five months to May 31, 2001 has been derived from the financial statements and accounting records of Osprey and reflects significant assumptions and allocations. Our financial position, results of operations and cash flows could have differed from those that would have resulted if we had operated autonomously or as an entity independent of Osprey in the period for which historical financial data is presented for the year ended December 31, 2000 and for period that includes the five months to May 31, 2001 below and, similarly may not be indicative of our future operating results or financial performance.

          The amount previously reported in our annual report on Form 20-F for the year ended December 31, 2003 as stockholders' equity as of December 31, 2003 differs from the amount shown below. In addition, the balance previously reflected as marketable securities is now restated and described as "equity in net assets of non-consolidated investee" below. These amounts have been restated to reflect a change to the equity method of accounting for an investment previously accounted for as "available for sale". The change to the equity method of accounting is a result of an increase in the Company's level of ownership that has given it the ability to exercise significant influence over the investee subsequent to December 31, 2003. This restatement had no effect on net income for periods prior to and including the year ended December 31, 2003.

          The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                      At or for the Fiscal Year Ended
                                                                                December 31
                                                              2004          2003        2002          2001        2000
                                                              ----          ----        ----          ----        ----
(in thousands of $, except per common share data                      (restated)
and fleet data)
Income Statement Data:
Total operating revenues                                   163,410       132,765     130,611       114,223     113,009
Vessel operating expenses (1)                               35,759        30,156      28,061        24,537      20,973
Voyage expenses (5)                                          2,561         2,187           -             -           -

Administrative expenses                                      8,471         7,138       6,127         8,232       7,715

Restructuring costs                                              -             -           -         1,894           -
Depreciation and amortization                               40,502        31,147      31,300        31,614      36,488
Operating income                                            76,117        62,137      65,123        47,946      47,833
Net financial expenses                                     (25,304)      (15,140)    (40,367)      (41,617)    (44,820)
Income before equity in net earnings of investee,
  income taxes and minority interests                       50,813        46,997      24,756         6,329       3,013
Income taxes and minority interests                         (7,995)       (7,427)     (2,381)        1,963       3,517
Equity in net earnings of investee                          13,015             -           -             -           -

Net income (loss)                                           55,833        39,570      27,137         4,366       (504)
Earnings (loss) per common share
- basic (2)                                                   0.85          0.68        0.48          0.08      (0.01)
- diluted (2)                                                 0.84          0.68        0.48          0.08      (0.01)
Cash dividends per common share                                  -             -           -             -           -
Weighted average number of shares - basic                   65,612        58,533      56,012        56,012      56,012
Weighted average number of shares - diluted (2)             65,690        58,569      56,021         56,019     56,012

Balance Sheet Data (at end of year):
Cash and cash equivalents                                   51,598       117,883      52,741        57,569       5,741
Restricted cash and short-term investments                  41,953        32,095      12,760        14,163      13,091
Short-term investments                                           -             -           -             -      14,231
Amounts due from related parties                               294           180         281           261           -
Long-term restricted cash                                  714,802       623,179           -             -           -
Equity in net assets of non-consolidated investee
(7)                                                         48,869        12,176           -             -           -
Newbuildings                                               145,233       207,797     291,671       132,856           -
Vessels and equipment, net                                 371,866       211,098     617,583       641,371     765,559
Vessels under capital lease, net                           706,516       553,385           -             -           -
Total assets (7)                                         2,110,329     1,783,968     987,935       855,991     817,990
Current portion of long-term debt                           66,457        61,331      48,437        41,053      10,171
Current indebtedness due to related parties                      -             -      32,703        85,278      12,000
Current portion of obligations under capital leases          2,662             -           -             -           -
Long-term debt                                             636,497       593,904     629,173       483,276     204,329
Long-term debt due to related parties                            -             -           -             -     287,400
Long-term obligations under capital leases                 842,853       616,210           -             -           -
Minority interest                                           26,282        18,706      13,349        25,820      26,011
Stockholders' equity (7)                                   402,770       338,801     196,136       174,397     257,034
Common shares outstanding (2)                               65,612        65,612      56,012        56,012      56,012


Fleet Data (unaudited)
Number of vessels at end of year (3)                             9             7           6             6           6
Average number of vessels during year (3)                     8.33          6.34           6             6           6
Average age of vessels (years)                                15.9          19.3        21.4          20.4        19.4
Total calendar days for fleet                                2,919         2,315       2,190         2,190       2,182
Total operating days for fleet (4)                           2,660         2,140       2,166         2,060       2,103
Average daily time charter equivalent earnings (5)         $54,900       $57,300     $59,000       $53,600     $50,900
Average daily vessel operating costs (6)                   $11,800       $13,000     $12,800       $11,200      $9,600

Footnotes

(1) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, they include an allocation of overheads allocable to vessel operating expenses.
(2) Since our financial results for the year ended December 31, 2000 and for the period that includes the five months to May 31, 2001, were "carved out" of those of Osprey, we did not record any specific share capital for the period before we acquired Osprey's LNG assets and operations. To provide a measurement of earnings per share for those periods, we use for basic earnings per share the 12,000 shares issued in connection with the formation of Golar on May 10, 2001 and the subsequent issuance of 56 million shares in our Norwegian placement as described in Note 1 to our Consolidated Financial Statements. Basic earnings (loss) per share is computed based on the income (loss) available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.
(3) In each of the periods presented above, we had a 60 per cent interest in one of our vessels and a 100 per cent interest in our remaining vessels.
(4) The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days offhire. We define days offhire as days spent on repairs, drydockings, special surveys and vessel upgrades or awaiting employment during which we do not earn charter hire.
(5) The majority of our vessels are operated under time charters. However some of our newer vessels operated under voyage charters during 2003 and 2004. Under a time charter, the charterer pays substantially all of the vessel voyage costs whereas under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCEs". For time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled offhire. We perform this calculation on a vessel by vessel basis. For voyage charters, this is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us about the operating revenues generated from our voyage charters than gross voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues for the year ended December 31, 2004 and 2003. For each of the years ended December 31, 2002, 2001 and 2000 we did not earn any voyage revenues.

         (in thousands of $)         2004         2003
         ---------------------------------------------
         Voyage revenues            2,412        9,062
         Voyage expenses          (2,561)      (2,187)
         Net voyage revenues        (149)        6,875

(6) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. We do this calculation on a vessel by vessel basis.
(7) Amounts in 2003 have been restated to reflect retroactive application of equity method of accounting related to our 21.09% interest in Korea Line Corporation (`KLC'), a shipping company listed on the Korean Stock Exchange, which was previously accounted for as an "available for sale" marketable security. See Note 2 to our consolidated financial statements beginning on page F-1 of this annual report.

B.   Capitalization and Indebtedness

          Not Applicable

C.   Reasons for the Offer and Use of Proceeds

          Not Applicable

D.   Risk Factors

          Some of the following risks relate principally to our business or to the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. Any of these risks, or any additional risks not presently known to us or that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our common shares.

Risks Related to our Business

We generate a substantial majority of our revenue under seven long-term agreements with two customers, and the unanticipated loss of one or more of these agreements or either of these customers would likely interrupt our related cash flow.

          We receive a substantial majority of our revenue from seven long-term charters with two large and established customers. In the year ended December 31, 2004, BG Group plc, or BG, accounted for 50.3 per cent and Pertamina (the state owned oil and gas company of Indonesia) accounted for 40.1 per cent of our total operating revenues, respectively. Pertamina chartered two of our vessels during 2004 and BG chartered five of our vessels during 2004. All of our charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer's breach. Our customers may terminate their charters with us if, among other events, the relevant vessel is lost or damaged beyond repair. The unanticipated loss of any of these charters or either customer would likely interrupt our related cash flow because we cannot be sure that we would be able to enter into attractive replacement charters on short notice. A persistent and continued interruption of our cash flow could, in turn, substantially and adversely affect our financial condition.

Completion of our newbuilding program is dependent on our obtaining additional financing.

          We have installment payments to make relating to the construction cost of our three newbuildings still under construction, which are due in 2006 and 2007. We currently do not have financing in place to meet all of the payments for two of these newbuildings due in May 2006 and thereafter. In order to meet these financial commitments, we will need to obtain further loans or other financing in the amount of approximately $242 million. We have taken delivery of two vessels in 2004 and one vessel in 2005 and have obtained financing for all three. Additionally we have obtained financing for our newbuild due to be delivered in January 2006. It is standard in the shipping industry to finance between 50 and 80 per cent of the purchase price of vessels, or construction cost in the case of newbuildings, through bank financing. In the case of vessels that have charter coverage, the debt finance percentage may increase significantly. If we were to obtain 50 per cent debt financing to cover the instalments due on our two remaining unfinanced newbuildings, this would equate to additional finance of approximately $151 million of the $242 million required. For further information concerning our future financing plans, see
Item 5 "Operating and Financial Review and Prospects, Liquidity and Capital Resources - Newbuilding Contracts and Capital Commitments". While we believe we will be able to arrange financing for the full amount of newbuilding payments due, to the extent we do not timely obtain necessary financing for a newbuilding, the completion of that newbuilding could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard and any deficiency if the shipyard is not able to recover its costs from the sale of the newbuilding.

We are considering various alternatives for the employment of our newbuildings, failure to find profitable employment for them could adversely affect our operations.

          The Golar Winter (our newbuilding delivered in April 2004) started a ten month charter on May 31, 2004. In February 2005 the Golar Winter was substituted by the Golar Viking, our newbuilding delivered in January 2005 for the remaining 1.5 months of this charter but has been re-employed on a five month charter from April 2005. The Golar Frost (our newbuilding delivered in June 2004) and the Golar Viking have both performed short term charters but have also incurred substantial commercial waiting time (i.e. awaiting a charter). We are considering various employment opportunities for our newbuildings, the Golar Winter, Golar Frost and Golar Viking and our three newbuildings that are currently under construction. These employment opportunities may include short-term (less than one year), medium-term or long-term charter contracts and entering LNG trading as a principal and, in the case of the Golar Frost, use as a floating LNG terminal. If we cannot obtain profitable employment for these vessels, our earnings will suffer. If we are unable to secure term charter coverage for a newbuilding, we may be unable to obtain the financing necessary to complete that newbuilding. In addition, whether or not we employ our newbuildings profitably, we must service the debt that we incur to finance them as well as pay for operating costs.

If we do not accomplish our strategic objective of profitably entering into other areas of the LNG industry, we may incur losses and our strategy to continue growing and increasing operating margins may not be realized.

          A part of our strategy reflects our assessment that we should be able to expand profitably into areas of the LNG industry other than the carriage of LNG. We have not previously been involved in other LNG industry businesses and our expansion into these areas may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development. Our plan to consider opportunities to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

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

          Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders' equity. Although we currently comply with these requirements, if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.

Provisions in our loan and lease agreements may limit our flexibility.

          In addition to the general restrictions, our loan agreements and UK vessel lease agreements place certain restrictions on our ability to charter our vessels without the consent of the relevant lender or lessor. In addition the lease agreements in respect of six of our vessels limit our ability to enter into time charters other than with BG and Pertamina, who do not have credit ratings of at least BBB+, unless we post additional security over and above the letters of credit already provided as security for our lease obligations. This will impact us when these vessels finish their long-term charters. These restrictions could limit our operational flexibility and negatively impact our financial position or cash flows in the future.

We no longer have legal title to our seven currently operating vessels and one newbuilding under construction that are subject to UK vessel leases and in the event of any adverse tax rate changes or rulings we may be required to make additional payments to the UK vessel lessor, which could adversely affect our results and financial position.

          While we have complete operational control and responsibility for our seven currently operating vessels and one newbuilding under construction that are subject to UK vessel leases, we do not have legal title to them. In the event that we were in default under a lease agreement, the lessor could terminate those leases potentially resulting in the sale of the vessels. While we would realize 99.9 per cent of the net proceeds of the sale of the vessels, it may not be in our best interests to sell the vessels at that time. In addition, our ability to realize our portion of the net proceeds will depend on the cooperation of our lessors, who are recognized UK financial institutions that have secured their obligations to us, and in relation to the seven currently operating vessels the willingness of buyers to take the vessels subject to our time charters with BG and Pertamina, to whom our lessors and we have given the right of quiet enjoyment in respect of some of our leases. This means that any sale in relation to the seven currently operating vessels would be subject to the buyer's continuing to perform the BG and Pertamina time charters of the vessels. Any funds that we receive on the sale of the vessels following a lease termination will also be subordinate to lien claimants, and claims of our lenders and our lessors for unpaid amounts. In the event of any adverse tax rate changes or rulings, we may be required to return all or a portion of, or in certain circumstances more than, the cash inflow (approximately $51 million) that we received in connection with the lease financing transactions, post additional security or make additional payments to our lessors.

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

          A large part of our cash flow from operations must go to paying principal and interest on our debt and lease agreements. As of December 31, 2004, our net total indebtedness (including capital lease obligations) was $740 million and our ratio of net indebtedness to total capital was 0.63. As of May 31, 2005 our net indebtedness was approximately $829 million. In addition we have committed financing of approximately $105 million in respect of one of our newbuildings yet to be delivered and we may incur additional debt of at least as much as $151 million to fund completion of our two unfinanced newbuildings. We may also incur additional indebtedness to fund our possible expansion into other areas of the LNG industry. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

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

          We currently believe we are exempt from tax under either Section 883 of the U.S Internal Revenue Code("Code"), or the U.S.-U.K. Income Tax Treaty ("U.K Treaty") in effect throughout 2004. However, as a result of new requirements imposed by the new Section 883 regulations and a new U.K Treaty, which replaces the current treaty, there are factual circumstances beyond our control that could cause us to loose the benefit of exemption from 2005 onward.

          If we, for whatever reason, were not eligible for exemption from tax under Code Section 883 and the U.K. Treaty, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50 percent of our shipping income attributable to the transport of cargoes to or from United States ports. In the absence of such exemption, our potential tax liability for the calendar years 2002, 2003 and 2004 would have been $337,400, $571,000 and $880,000 respectively.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

          Our success depends to a significant extent upon the abilities and the efforts of our senior executives, and particularly John Fredriksen, our Chairman and Tor Olav Tr0im, our Chief Executive Officer, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Tr0im, for any extended period of time could have an adverse effect on our business and results of operations.

If construction of any of the three LNG carriers we have ordered and which are yet to be delivered were to be substantially delayed or left incomplete, our earnings and financial condition could suffer.

          We have binding contracts for the construction of three new LNG carriers, or newbuildings, by an established Korean shipyard, which have yet to be delivered. While each shipbuilding contract contains a liquidated damages clause requiring the shipyard to refund a portion of the purchase price if delivery of a vessel is delayed more than 30 days, any such delay could adversely affect our earnings and our financial condition. In addition, if these shipyards were unable to deliver a particular vessel on time, we might be unable to perform related short or long-term charters and our earnings and financial condition could suffer.

If we are treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under U.S. tax laws.

          If we are treated as a passive foreign investment company in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a passive foreign investment company in 2004 or will be in any future year. However, passive foreign investment company classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from other passive sources, including the spot trading of LNG for our own account, were to develop or to increase substantially. Moreover, the Internal Revenue Services may disagree with our position that time charters do not give rise to passive income for purposes of the passive foreign investment company rules. Accordingly, there is a possibility that we could be treated as a passive foreign investment company for 2004 or for any future year. The passive foreign investment company rules are discussed in more detail in Item 10 of this annual report under the heading "Additional Information; Taxation - U.S. Taxation of U.S. Holders".

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

An increase in interest rates could materially and adversely affect our financial performance

          At December 31, 2004 we had a total long-term debt and net capital lease obligations outstanding of $805 million. As at March 31, 2005 we had a total long-term debt and net capital lease obligations of $965 million of which currently $830 million is floating rate debt. We also use interest rate swaps to manage interest rate risk. As at December 31, 2004 our interest rate swap arrangements effectively fix the interest rate exposure on $293.7 million of floating rate bank debt and capital lease obligation and since December 31, 2004 we have entered into interest rate swaps in respect of a further $110 million of debt. If interest rates rise significantly, that could materially and adversely affect our results of operations. Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements are hedged to a large extent. However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

During 2003 and 2004 we acquired 21 percent of the share capital of Korea Line Corporation, a Korean shipping company listed on the Korean Stock Exchange, at a cost of $34 million. The value of these shares could decline and we may lose all or a portion of our investment.

The value of our investment in Korea Line Corporation could be impacted by, amongst other things, the future results of Korea Line as well as general Korean stock market movement and other events over which we have no control.

Risks Related to the LNG Shipping Industry

Risks involved with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues.

          The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

               o    Marine disaster;

               o    Piracy

               o    Environmental accidents; and

               o    Business  interruptions caused by mechanical failure,  human
                    error,   war,   terrorism,   political   action  in  various
                    countries, labour strikes, or adverse weather conditions.

          Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable LNG carrier operator.

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

          Although we currently generate a majority of our revenue under long-term contracts, the LNG transportation industry is competitive, especially with respect to the negotiation of long-term charters. Furthermore, new competitors have entered the market and further new competitors with greater resources could enter the industry and operate larger fleets through consolidations, acquisitions, or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets. If we do not continue to compete successfully, our earnings could be adversely affected. Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

Shipping companies generally must conduct operations in many parts of the world, and accordingly their vessels are exposed to international risks, which could reduce revenue or increase expenses.

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

          The operation of any  ocean-going  vessel  carries an inherent risk of catastrophic  marine  disaster  and  property  loss  caused by  adverse  weather conditions, mechanical failures, human error, hostilities and other circumstances or events. The transportation of LNG is subject to the risk of LNG leakage and business interruptions due to political circumstances in foreign countries, hostilities and labor strikes. The occurrence of one or more of these events may result in lost revenues and increased costs for us.

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

          The laws of the nations where our vessels operate as well as international treaties and conventions regulate the production, storage, and transportation of LNG. While we believe that we comply with current regulations of the International Maritime Organization, or IMO, any future non-compliance could subject us to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports. Furthermore, in order to continue complying in the future with United States federal and state laws and regulations as then in force, or with then current regulations adopted by the IMO, and with any other future regulations, we may be forced to incur additional costs relating to such matters as LNG carrier construction, maintenance and inspection requirements, development of contingency plans for potential leakages and insurance coverage.

Risks Related to our Common Shares

Our Chairman may have the ability to effectively control the outcome of significant corporate actions.

          John Fredriksen, our chairman, and his affiliated entities beneficially own 43.2 per cent of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

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

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

          We are a LNG Shipping company formed on May 10, 2001. We currently own and/or operate a fleet of ten liquefied natural gas, or LNG, carriers (or vessels), of which one was delivered in January 2005. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers through our subsidiaries. We operate nine of our vessels through wholly-owned subsidiaries and we have a 60 per cent interest in the owning company of our tenth vessel, the Golar Mazo. We have also entered into contracts for the construction of three additional LNG carriers, which we expect to take delivery of in 2006 and 2007. Seven of our LNG carriers are all currently employed under long-term charter contracts. One of our LNG carriers is employed on a short term charter and two are currently waiting for employment in the spot market.

          We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our telephone number at that address is (+1) 441-295-4705. Our principal ship-management offices are located at 30 Marsh Wall, London, United Kingdom.

          Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman and president, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50 per cent of Osprey in November 2000 and increased this interest to over 90 per cent in January 2001. World Shipholding completed its acquisition in May 2001, at which time Osprey was delisted from the Singapore Stock Exchange.

          On May 21, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers Management Company Ltd., a company indirectly controlled by our chairman and president, John Fredriksen, to purchase its one newbuilding contract for an LNG carrier and its options to build three new LNG carriers. Two of the newbuilding options have since been exercised and two have expired.

          We listed on the Oslo Stock Exchange in July 2001 and on Nasdaq in December 2002.

          On 18 June 2003, Osprey transferred its assets and liabilities, and consequently its holding of our shares, to World Shipholding. As of that date World Shipholding held 50.01 per cent of our issued and outstanding share capital. World Shipholding currently owns 43.2 per cent of our issued and outstanding common shares following issuance of further shares by us during 2003 and World Shipholding's acquisition of 300,000 shares in December 2004 and April 2005.

          In July 2003 we issued 5.6 million shares via a direct offering raising $55.2 million and in December 2003 we issued a further 4.0 million shares via a direct offering raising $51.0 million.

          In August 2003 we took delivery of our first newbuilding, the Methane Princess. In September 2003 we signed a contract for the construction of a fifth newbuilding together with the option for two further newbuildings. In February 2004 we exercised one of the options and signed a sixth newbuilding contract. In August 2004 we exercised the remaining option for our seventh newbuilding. In April 2004 we took delivery of our second newbuilding, the Golar Winter, and in June 2004 we took delivery of our third newbuilding, the Golar Frost. In January 2005 we took delivery of our fourth newbuilding, the Golar Viking.

          As at December 31, 2003 we had invested $12.2 million in Korea Line Corporation, a Korean shipping company listed on the Korean stock exchange. During the first six months of 2004 we purchased additional shares at a cost of $21.9 million. As at December 31, 2004 we owned 21.09% of Korea Line.

B.   Business Overview

          We are a leading independent owner and operator of liquid natural gas (or "LNG") vessels. We have a fleet of ten LNG vessels (including one delivered in January 2005) and a further three that are under construction, two of which we expect to take delivery of in the first half of 2006 and the third in the latter half of 2007. We are also seeking to develop our business in other areas of the LNG supply chain, in particular innovative marine based solutions such as floating LNG regasification terminals.

The Natural Gas Industry

          Natural gas is one of the world's fastest growing energy sources and is likely to continue to be so for at least the next 20 years. Already responsible for approximately 22 per cent of the world's energy supply, the International Energy Outlook, or IEO, projects that demand for natural gas will rise by approximately 2.2 per cent per annum over the next two decades. According to the IEO, unprecedented growth in new gas fired power plants are expected to provide a substantial part of this incremental demand.

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

          o Demand from Power Generation: According to the IEO, natural gas is the fastest growing fuel source for electricity generation worldwide.

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

          Over the last 10 years, LNG consumption has shown sustained annual growth of approximately 6.75 per cent per year. The Energy Information Administration of the United States Department of Energy forecasts annual growth of LNG imports into the United States through 2025 amounting to approximately 9 per cent per year.

Production

          There are three major regional areas that supply LNG. These are (i) Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, (ii) the Middle East, including Qatar, Oman and United Arab Emirates (with facilities planned in Iran and Yemen), and (iii) the Atlantic Basin countries, including Algeria, Libya, Nigeria and Trinidad with facilities under construction in Egypt and Norway and planned in Equitorial New Guinea, Angola and Venezuela. Qatar, Oman, Trinidad and Nigeria have all begun large scale LNG production in recent years. The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.

Consumption

          The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, which remains by far the biggest importer in the world, South Korea and Taiwan; and Europe, specifically Spain, France, Italy, Belgium and Turkey. East Asia currently accounts for approximately 66 per cent of the global LNG market while Europe accounts for approximately 22 per cent. The United States presently accounts for approximately 10 per cent of the global LNG market, but is by far the fastest growing market with an increase of more than 28.4 per cent in 2004 alone.

          There are currently 14 LNG importing countries with 47 importing terminals. Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 60 per cent of the world total LNG imports in 2004. Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

          The cost of constructing LNG import facilities has decreased in real terms. This has helped small or low volume markets such as Puerto Rico, Turkey and Greece to receive imports on a cost-effective basis.

          Four LNG import terminals operate in the United States, namely; Lake Charles, Louisiana, Boston, Massachusetts, Elba Island, Georgia and Cove Point, Maryland. Cove Point re-opened during the second half of 2003. Expansion plans exist for the Lake Charles, Elba Island and Cove Point facilities and in addition as many as 20 companies are currently pursuing more than 30 possible onshore regasification plants aimed at significantly increasing domestic import capacity, notably Excelerate Energy commissioned its energy bridge technology at Gulf gateway in early 2005. However, it is likely that the majority of these plants will not be constructed, due to cost and environmental restrictions.

The LNG Fleet

          As of end of May 2005, the world LNG carrier fleet consisted of 180 LNG carriers with a total capacity of approximately 19.5 million cubic meters
(cbm). The average age of the fleet was approximately 14 years. Currently there are orders for around 114 new LNG carriers with expected delivery dates from the second quarter of 2005 through 2008.

          The current `standard' size for LNG carriers is approximately 155,000 cubic meters (`cbm'), up from 125,000 cbm during the 1970's. To assist with transportation unit cost reduction the average size of vessels is rising steadily and there are fairly advanced plans for vessels of up to 250,000 cbm. There are also some smaller LNG carriers, mainly built for dedicated short distance trades. Apart from one, all the newbuildings to be delivered from 2005 through 2008 are 137,000 cbm or more. The cost of LNG carriers has fluctuated from $280 million in the early 1990s to approximately $200 million currently for the current standard size.

          LNG carriers are designed for an economic life of approximately 40 years. Therefore all but a very few of the LNG carriers built in the 1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels' 40th anniversaries, which demonstrates the economic life for such older vessels. As a result, limited scrapping of LNG carriers has occurred or is likely to occur in the near future. In view of the fact that LNG is much less of a pollutant than other products such as oil and given that much more is spent on maintenance of LNG vessels than oil tankers, the pressure to phase out older vessels has been much less than for crude oil tankers. We cannot, however, say that such pressure will not begin to build in the future.

          The current worldwide maximum production capacity of shipyards for LNG carriers is close to 40 ships a year after rapid expansion of production facilities over the past 5 years, particularly in Korea. The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both. The construction period for an LNG carrier is approximately 30-34 months. However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is likely to be in 2008. Any new project/trade with LNG vessel demand before then will have to rely on third party vessels until potential new orders can be delivered.

Our Business Strategy

          We are a leading independent owner and operator of LNG vessels and, we believe, the only shipping company dedicated exclusively to LNG transportation. Our objective is to provide safe, reliable and efficient LNG transportation services to our customers and to use this as the foundation to fulfil our vision of becoming an industry leader in LNG transportation services and of expansion into other profitable areas of the LNG chain. Our strategy is therefore to expand and diversify our LNG shipping operations, concentrating on our existing customers whilst offering the same level of service to selected new customers, and in this way to capitalise on our shipping assets and thirty years of industry experience by investing upstream and downstream in the LNG chain.

          In respect of our shipping operations we intend to build on our relationships with existing customers and continue to develop relationships with those who require a shipping partner for whom LNG transportation is the core business. We will primarily concentrate on customers and partners who are relatively close to their markets geographically, in the same way that our existing customers are. For example BG, are mainly based around the Atlantic, and Pertamina and CPC are based in the Far East based. We thereby hope to achieve higher margins while maintaining strong service-based relationships because our customers will have the confidence to place their `shipping risk' with us on the basis that our core business is safe and reliable ship operation, while theirs is the profitable sale of gas.

          We have three vessels currently trading in the spot or short-term market for which we are seeking longer-term employment. However, in the meantime in order to improve the service available to customers in the short-term LNG market by having a larger available fleet and to hedge the risk of operating in this market we have entered into an agreement with Exmar Marine NV ("Exmar") to participate in a new joint arrangement in respect of which we will time charter selected vessels to the venture for trade on the spot market.

          In furtherance of our strategy to enhance our core margins we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping experience can add value. We believe we can achieve this aim while at the same time diversifying our sources of income from LNG and thereby strengthen the Company.

          We are considering investing in both established LNG operations and technologies as well as newly developing technologies, such as offshore liquefaction and regasification operations. We are continuing our participation the Italian (Livorno) Floating Regasification Terminal project, which is now reaching a significant state of development with the permit process nearing completion. It is anticipated that the project will use the Golar Frost as a floating terminal by installing regasification equipment on board the vessel and permanently mooring her off the coast of Italy. We have invested $3 million in TORP Technology AS, which holds the rights to the "Hiload LNG Re-gasification Technology" developed by Remora Technology AS. TORP is planning to apply for a permit to build an offshore LNG regasification terminal in the Gulf of Mexico. We are also actively looking at other projects, which include the provision of technical marine and LNG expertise for floating terminal projects such as Livorno, and for other technically innovative projects such as the generation of electricity on board a floating terminal as well as the provision of shipping requirements for these projects.

          Additionally, there is the potential to use our industry experience in other areas including buying and selling of physical cargoes of LNG on a back-to-back basis, i.e. for any firm purchase there is also a firm sale, where it compliments the provision of services to our customers.

          During the latter part of 2003 and first half of 2004 we acquired, through market purchases, 21.09 % of the shares in the Korean shipping company Korea Line Corporation ("Korea Line"), which is listed on the Seoul Stock Exchange. Korea Line owns two modern LNG carriers on long-term charter to KOGAS and also has a smaller ownership (less than 15 per cent) in four other large LNG carriers as well as a number of drybulk vessels. We see the investment in Korea Line as an opportunity to develop a positive relationship with a leading Korean shipping company, which could lead to further LNG business development.

Our Strategic position and competitive strengths.

We believe we have established ourselves as a leading independent owner and operator of LNG ships. Listed below are what we believe to be our key competitive strengths:

          o Customer relationships. Our customers and partners include some of the biggest participants in the LNG market: BG Group, Pertamina, Malaysia International Shipping Corporation and Chinese Petroleum Corporation.

          o High level of committed revenue. Seven of our existing ten ships are on long-term charter, which provides us with a relatively secure and stable cash flow for the majority of our fleet.

          o LNG shipping experience: We have 30 years of experience of operating LNG ships and we have access to a large pool of experienced LNG crew through contracts with our third party managers and through our own pool of officers.

          o Our newbuildings. We currently have three new vessels uncommitted on a long-term basis and three newbuildings, also not committed to charter contracts; two are due to be delivered in the first half of 2006 and one in 2007. These vessels and newbuilding contracts may provide us with a unique strategic advantage in terms of early delivery and multi-ship solutions. The early delivery of our vessels may mean that a customer can avoid costly time delays due to the prevailing lack of early availability at the world's LNG shipyards.

          o Our experience and our management. With our LNG assets, extensive experience and our management's skill we believe we are able to take advantage of market opportunities as they arise such as the offshore terminal projects we are involved in.

Customers

          We currently have long-term customer relationships with two large participants in the LNG industry, and most of our revenues are derived from these two customers, namely BG Group and its subsidiaries, and Pertamina, the state-owned oil and gas company of Indonesia.

          We and our predecessors have had charters with Pertamina since 1989. Our revenues from Pertamina were $65.6 million in 2004, $61.9 million in 2003 and $61.0 million in 2002. This constitutes 40.1 per cent, 47 per cent and 47 per cent of our revenues for those years, respectively. BG has chartered LNG carriers from us and our predecessors since 2000. Our revenue from BG was $82.2 million in 2004, $64.8 million in 2003 and $68.1 million in 2002, constituting
50.3 per cent, 49 per cent and 52 per cent of our revenues for those years respectively. BG currently charters five vessels from us.

          We have a commercial relationship with Malaysia International Shipping Corporation (MISC) for whom we have provided vessels for several short-term charters during 2004. Additionally, until January 2005 we provided ship management services to the state-owned oil and gas company, the National Gas Shipping Company (NGSCO) of Abu Dhabi.

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

          While we believe that we are the only independent LNG carrier owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction. These companies include Bergesen DY ASA (Norway), Exmar S.A. (Belgium) and Teekay LNG Partners, L.P. Three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, all of whom used to provide LNG shipping services exclusively to Japanese LNG companies, are now aggressively moving into the western markets. New competitors have also recently entered the market and include Maran Navigation of Greece, A P Moller of Denmark, Teekay Shipping of Canada, Overseas Shipholding Group of USA and Pronav ship management, and all have shown significant intent to compete in the LNG shipping market. There are other owners who may also attempt to participate in the LNG market if possible.

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

Our Fleet

Current Fleet

          We currently lease seven LNG carriers under long-term leases (between 20 and 30 years), we own two vessels and we have a 60 per cent interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Two of our vessels serve routes between Indonesia and Taiwan and South Korea, while five are involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan. Three or our vessels are currently operating within a spot market revenue pooling arrangement we have with Exmar S.A. One of these vessels is on a short-term charter to Sonatrach and two of the vessels are currently awaiting employment.

          The following table lists the LNG carriers in our current fleet:

                    Year of        Capacity,    Current        Current Charter
  Vessel Name       Delivery         cbm.       Charterer      Expiration
  ------------------------------------------------------------------------------
  Hilli                1975       125,000             BG             2011
  Gimi                 1976       125,000             BG             2010
  Golar Freeze         1977       125,000             BG             2008
  Khannur              1977       125,000             BG             2009
  Golar Spirit         1981       128,000      Pertamina             2006
  Golar Mazo(1)        2000       135,000      Pertamina             2017
  Methane Princess     2003       138,000             BG             2024
  Golar Winter         2004       138,000      Sonatrach             2005
  Golar Frost          2004       137,000              -                -
  Golar Viking         2005       140,000              -                -

1 We own a 60 per cent interest in the Golar Mazo with the remaining 40 per cent owned by Chinese Petroleum Corporation.

          Our currently trading fleet represents approximately 6 per cent of the worldwide fleet by number of vessels.

Newbuildings

          We have entered into newbuilding contracts for the delivery of seven LNG carriers since the beginning of 2001 four of which have already been delivered. The following table summarizes our newbuildings currently under construction, all of which have capacities of 145,700 cbm:


     Hull number           Shipbuilder             Expected Delivery Date
     -----------           -----------             ----------------------

     2226                    Daewoo                       January 2006
     2234                    Daewoo                           May 2006
     2244                    Daewoo                          June 2007

          The contract prices for the above vessels totals $472 million.

          Two newbuildings were delivered during 2004; the Golar Winter in March 2004 and after substantial delays the Golar Frost in June 2004. The delivery of Golar Frost was delayed due to a technical problem. The shipyard satisfactorily modified this, without additional cost to us. We also received compensation from the shipyard for late delivery. A further newbuilding, the Golar Viking was delivered in January 2005.

          The selection of and investment in newbuildings is a key strategic decision for us. We believe that our experience in the shipping industry have equipped our senior management with the experience to determine when to acquire options for newbuildings and when to order the construction of newbuildings and the scope of those constructions. Our senior management has established relationships with several shipyards, and this has enabled us to access the currently limited shipyard slots to build LNG carriers.

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

          BG Charters. BG, through its subsidiaries, charters five of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur, Gimi, Hilli and since February of 2004, the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan. The trading routes of these vessels are determined by BG. The Golar Freeze commenced a five-year charter with BG on March 31, 2003. The charter for the Khannur expires in the third quarter of 2009, the charter for the Gimi expires in the fourth quarter of 2010 and the charter for the Hilli expires in the first quarter of 2011. The charter for the Methane Princess is for 20 years and therefore expires in 2024.

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

          BG Charters. With the exception of the Golar Freeze charter, each of the BG charters, including the charter for the Methane Princess, is subject to outstanding options on the part of BG to extend those charters for two five-year periods. The hire rates for Khannur, Gimi and Hilli will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of three per cent per annum of the operating costs of the vessel.

          The following chart summarizes the current charters and renewal options for each of our vessels with charter coverage:



 [OBJECT OMITTED]



Golar Management (UK) Limited

          Golar Management (UK) Limited, or Golar Management, a wholly owned subsidiary of ours, operates seven of our vessels under long-term leases. Golar Management, which has offices in London, also provides commercial, operational and technical support and supervision and accounting and treasury services to us.

          Prior to February 2005, Golar Management provided all services related to the management of our vessels other than some of our crewing activities. Since February 2005, Golar Management has subcontracted to two third party ship management companies day-to-day vessel management activities including routine maintenance and repairs; arranging supply of stores and equipment; ensuring compliance with applicable regulations, including licensing and certification requirements and engagement and provision of qualified crews.

          Ultimate responsibility for the management of our vessels, however, remains with Golar Management.

Ship Management and Maintenance

          We are focused on operating our LNG carriers at the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduced time required for repairs during dry-docking. This will reduce the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is in dry-dock we believe that the additional revenue that we receive from reduced off-hire periods outweighs the expense of the additional crewmembers.

          To further minimize technical failure, off-hire and ensure compliance with the latest safety and industry standards, we are near completion of a $34 million program to refurbish and modernize our four LNG/C built in the 1970s. The Hilli underwent extensive refurbishment during its drydocking in 2003; the Golar Freeze and Gimi similarly in 2004 and the Khannur in early 2005. In addition these vessels have been undergoing a ballast tank re-coating programme whilst in service. We expect completion of this programme early in 2006.

          We anticipate that the upgrading program will allow us to operate each of these vessels to their 40th anniversary. We believe that the capital expenditure of this program will result in lower maintenance costs and improved performance in the future. We also believe this program will help us maintain our proven safety record and ability to meet customer expectations.

Third Party Ship Management

          In addition to managing our own fleet, we have provided management services to LNG carriers owned by third party ship owners. During 2004 we managed four vessels for the National Gas Shipping Company (NGSCO), a subsidiary of the Abu Dhabi National Oil Company. It has been the intention from the start of the project in 1996 that NGSCO should take over management when they had developed their own in-house ship management department. Two ships were delivered back to NGSCO in July 2004, and the remaining two in January 2005.

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

          We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 240 days. The number of deductible days varies from 14 days for the new ships to 30 days for the older ships, depending on the type of damage; machinery or hull damage.

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

          Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO. The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by proscribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC and each of our newbuilding contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

          The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. This provides rules for the construction of ships and regulations for their operation with respect to safety issues. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by IMO. Flag states, which have ratified the convention and the treaty generally, employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

          The most recent directive from the IMO, issued in the wake of increased worldwide security concerns, is the International Security Code for Ports and Ships (ISPS). The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. We have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the new ISPS Code well in advance of the date the code comes into force.

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

          OPA limits the liability of responsible parties for vessels other than crude oil tankers to the greater of $600 per gross ton or $500,000 per vessel. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

          CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We anticipate that we will be in compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

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

     International Ship and Port Security Act.

          The International Ship and Port Security Act came into force on July 1, 2004. The Company obtained approval and certification of its security manuals well prior to the deadline and has trained shipboard and office security officers to comply with the new regulation. There have been no security threats to our ships during 2004 and we have not received any adverse comments from any enforcement agency auditing our ship security systems.

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

          Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class". The Golar Mazo is certified by Lloyds Register, and our other vessels are each certified by Det norske Veritas, both members of the International Association of Classification Societies.

In-House Inspections

          We inspect all of our vessels on a regular basis; both at sea and while the vessels are in port. Each vessel in our fleet is inspected on an annual basis by our fleet safety officer, annually by an independent third party safety auditor and at four-month intervals by one of our technical superintendents. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems. These programs are subject to a computer based tracking system in order to assure compliance.

C.   Organizational Structure

          As is customary in the shipping industry, we own, lease and operate our vessels, and our newbuildings while under construction, through separate subsidiaries. With the exception of the Golar Mazo, the Golar Frost and the Golar Viking, we lease our vessels from lessors, who are all subsidiaries of UK Banks. We own a 100 per cent interest in the owning subsidiaries of two of our newbuildings yet to be delivered and we will lease the third vessel upon delivery. We own the Golar Mazo in a joint arrangement with the Chinese Petroleum Corporation in which we own 60 per cent and Chinese Petroleum owns the remaining 40 per cent of the vessel owning company.

          The table below lists each of our significant subsidiaries, the subsidiaries' purpose, or the vessel it owns, leases or operates, and its country of incorporation as at June 30, 2005. Unless otherwise indicated, we own 100 per cent of each subsidiary.

Subsidiary                              Jurisdiction of Incorporation    Purpose
----------                              -----------------------------    -------
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

(60% ownership)
Golar LNG 2215 Corporation              Republic of Liberia              Leases Methane Princess
Golar LNG 1444 Corporation              Republic of Liberia              Owns Golar Frost
Golar LNG 1460 Corporation              Republic of Liberia              Owns Golar Viking
Golar LNG 2220 Corporation              Republic of Liberia              Leases Golar Winter
Golar LNG 2234 Corporation              Republic of Liberia              Owns newbuilding Hull 2234
Golar LNG 2244 Corporation              Republic of Liberia              Owns newbuilding Hull 2244
Golar LNG 2226 Corporation              Marshall Islands                 Will lease Hull 2226
Golar International Ltd.                Republic of Liberia              Vessel management
Golar Maritime Services, S.A.           Spain                            Vessel management
Gotaas-Larsen International Ltd.        Republic of Liberia              Vessel management
Golar Management Limited                Bermuda                          Management
Golar Maritime Limited                  Bermuda                          Management
Golar Management (UK) Limited           United Kingdom                   OperatesiGolarUFreezeited
Golar Khannur (UK) Limited              United Kingdom                   Operates Khannur
Golar Gimi (UK) Limited                 United Kingdom                   Operates Gimi
Golar Hilli (UK) Limited                United Kingdom                   Operates Hilli
Golar Spirit (UK) Limited               United Kingdom                   Operates Golar Spirit
Golar 2215 (UK) Limited                 United Kingdom                   Operates Methane Princess
Golar Winter (UK) Limited               United Kingdom                   Operates Golar Winter
Golar 2226 (UK) Limited                 United Kingdom                   Will operate Hull 2226

D.   Property, Plant and Equipment

The Company's Vessels

The following tables set forth the fleet that we operate and the newbuildings that we have on order:

                                         Capacity                   Current       Current Charter
Vessel                Delivered           cbm.         Flag         Charterer     Expiration
------                ---------           ----         ----         ---------     ----------
Golar Viking             2005           140,000           MI                 -        n/a
Golar Frost              2004           137,000          LIB                 -        n/a
Golar Winter             2004           138,000           UK         Sonatrach       2005
Methane Princess         2003           138,000           UK                BG       2024
Golar Mazo               2000           135,000          LIB         Pertamina       2017
Golar Spirit             1981           128,000           MI         Pertamina       2006
Golar Freeze             1977           125,000           UK                BG       2008
Khannur                  1977           125,000           UK                BG       2009
Gimi                     1976           125,000           UK                BG       2010
Hilli                    1975           125,000           UK                BG       2011

                      Expected Date      Capacity                                  Current Charter
Newbuilding           of Delivery         cbm.          Flag         Charterer     Expiration
-----------           -----------         ----          ----         ---------     ----------
Hull No. 2226          January 2006      145,700          -             n/a          n/a
Hull No. 2234              May 2006      145,700          -             n/a          n/a
Hull No. 2244             June 2007      145,000          -             n/a          n/a

Key to Flags:
LIB - Liberian, UK - United Kingdom, MI - Marshall Islands

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

Current Business

          Our activities are currently focused on the chartering of our LNG carriers and the development of LNG supply chain projects and potential investments, in particular offshore regasification terminals. Seven of our ten vessels are on long-term charters, which provide us with stable and predictable cash flows for the majority of our business.

          Vessels may operate under different charter arrangements including time charters, voyage charters and bareboat charters. A time charter is a contract for the use of a vessel for a specific period of time at a specified daily rate. Under a time charter, the charterer pays substantially all of the vessel voyage costs, which consist primarily of fuel and port charges. A bareboat charter is also a contract for the use of a vessel for a specific period of time at a specified daily rate but the charterer pays the vessel operating costs as well as voyage costs. Operating costs include crew wages, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. A voyage charter is generally for a specific voyage but the charterer does not pay the voyage costs. We define charters for a period of less than one year as short-term, charters for a period of between one and four years as medium-term and charters for a period of more than four years as long-term.

          Seven of our currently trading LNG carriers are employed under long-term time charters, which do not come up for renewal until 2006 and later. The following table sets out our current charters, including future committed charters, and their expirations:

                          Approximate Annual        Current Charter
    Vessel Name              Charter Hire             Expiration           Charterers Renewal Option Periods
  ----------------------------------------------------------------------------------------------------------

  Golar Mazo (1)              $31 million / year           2017                    5 years plus 5 years
  Golar Spirit (2)            $21 million / year           2006                     1 year plus 1 year
  Khannur                    $15.3 million / year          2009                    5 years plus 5 years
  Golar Freeze               $19.6 million / year          2008                            None
  Gimi                       $15.3 million / year          2010                    5 years plus 5 years
  Hilli                      $15.3 million / year          2011                    5 years plus 5 years
  Methane Princess           $24.3 million / year          2024                    5 years plus 5 years

(1) On a wholly owned basis and excluding operating cost recovery from charterer (see below).

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

Employment History

          The following table sets out the employment of the LNG carriers now owned and/or operated by us during the period 2000 to 2004.

   Vessel Name                                   2000 to 2004
   -----------                                   ------------

  Golar Mazo           Long-term time charter to Pertamina commenced on delivery in January 2000
  Golar Spirit         Long-term time charter to Pertamina
  Khannur              Short-term charters until start of long-term time charter with BG in December 2000
  Golar                Freeze  Short-term  charters  until start of  medium-term
                       time charter  with BG in November  2000.  Long-term  time
                       charter with BG from March 2003.
  Gimi                 Short-term charters until start of long-term time charter with BG in May 2001
  Hilli                Medium-term charter until start of long-term time charter with BG in September 2000
  Methane Princess     Delivered in August 2003. Short-term charters until start of long-term time charter with BG in February 2004
  Golar Winter         Delivered in April 2004. Commenced short-term charter with MISC in June 2004.
  Golar Frost          Delivered in June 2004.  On the spot market since delivery.


     Possible Future LNG Industry Business Activities

          We currently have three vessels and three newbuildings not committed to long-term contracts. We intend to find medium or long-term charters for these vessels or alternatively utilise them within some of the LNG infrastructure projects we are developing.

          In the meantime, three of our current vessels (one of which was delivered in January 2005) are available for trade in the short-term or "spot" market. The LNG spot market has only recently developed and it is at an early stage. Rates payable in this market may be uncertain and volatile although potentially higher than rates for long-term charters. The supply and demand balance for LNG carriers is also uncertain. During 2004 the excess supply of vessels over demand had negatively impacted our results and is likely to negatively impact them in 2005. These factors could also influence the results of operations from spot market activities beyond 2005.

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

          In June 2002, we announced that we had signed a heads of agreement (letter of intent) with the Italian offshore and contracting company Saipem SPA for the joint marketing and development of Floating Regasification Terminals, or FRT's, for the Italian gas market. The concept is based on the conversion of a Moss type LNG carrier (`Moss type' is in reference to the type and shape of the cargo tanks), either existing or newly built. The activities will be managed through a dedicated joint venture, where Saipem will handle the engineering and technical aspects of the FRT's. We will contribute to the joint venture by identifying suitable LNG carriers as well as providing maritime expertise. Progress has been made in respect of this project with a potential customer, Cross Energy S.R.L. who is planning to site a FRT off the coast of Livorno in Italy. A final decision on the permit for this FRT is expected to be made by the Italian authorities some time during 2005 but we cannot be certain of this time frame. The ultimate size of our investment has yet to be determined, but the permitting process for this project has been based on the Golar Frost and it is therefore anticipated that this vessel will be utilised in the project if it is successful.

          In October 2004, we announced that we had entered into an agreement with Exmar Marine NV ("Exmar") to participate in a new joint arrangement. As part of this arrangement we will timecharter selected vessels to the venture for trade on the spot and short term LNG market. Initially the Golar Frost and one of Exmar's vessels were subject to this arrangement. The vessels are to be jointly marketed for charters of up to two years. Net hire from all vessels (i.e. after deduction of voyage related expenses) is distributed in proportion to the points attributed to the respective vessels; such points being determined on the basis of the vessels capacity, speed and fuel consumption and boil off. The initial two vessels carried equal points. Operating costs and debt service cost are excluded from the calculations of net hire i.e. they remain each company's responsibility. Since December 31, 2004 the Golar Viking and the Golar Winter have been included in this arrangement.

          In January 2005, we announced that we had signed a heads of agreement with Remora Technology to invest $3 million in TORP technology and acquire an option to use 33.4% of the capacity of TORP's offshore regasification terminal. TORP Technology holds the rights to the HiLoad LNG Re-gasification and is planning to build an offshore LNG Re-gasification terminal 75 miles offshore in the U.S. Gulf of Mexico, expected to be operational in 2008. The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal. The HiLoad LNG Re-gasification unit is equipped with standard re-gasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier without the use of any special equipment. The terminal uses seawater for heating the LNG, saving fuel costs. TORP Technology will file a permit for a LNG receiving and regasification terminal in the U.S. Gulf of Mexico. It is envisaged the application will be filed by end of 2005. In February 2005, in accordance with the heads of agreement we invested $3 million into TORP Technology in a share issue. We currently hold a 16.1% interest in TORP Technology.

          In conjunction with Saipem SPA we have been developing a floating power generating plant (FPGP). The concept is based on the conversion of an existing LNG carrier by attaching combined cycle gas turbine generators capable of producing around 240 megawatts of power which is carried ashore via sub sea cables. In this regard we have applied to the Cyprus Energy Regulatory Authority for licences to construct and operate an FPGP to supply electricity to the Cypriot market. Although at an early stage of development we wee this as a logical extension of the floating regasification and storage projects as noted above, that we have been working on.

          During the latter part of 2003 and first half of 2004 we acquired, through market purchases, 21.09 % of the shares in the Korean shipping company Korea Line Corporation ("Korea Line"), which is listed on the Seoul Stock Exchange. Korea Line owns two modern LNG carriers on long-term charters to KOGAS and also has a smaller ownership (less than 15 per cent) in four other large LNG carriers as well as a number of drybulk vessels. We see the investment in Korea Line as an opportunity to develop a positive relationship with a leading Korean shipping company, which could lead to further LNG business development.

          In 2002, we entered into a joint development arrangement headed by Marathon Oil Company to construct and operate a major LNG import facility on Mexico's Baja Peninsula. Other participants in the project include Grupo GGS, S.A. de C.V., a subsidiary of GGS Holdings Limited, or GGS. In May 2005, a settlement agreement was reached between Marathon and ourselves to terminate the Baja LNG import and power project. Under the agreement, we have agreed to pay the sum of $1.2 million to settle our obligations in full.

     Factors Affecting Our Results

          The principal factors that have affected, and are expected to continue to affect, our business are:

          o The employment of our vessels, daily charter rates and the number of unscheduled offhire days

          o    Non-utilization for vessels not subject to charters

          o    Vessel operating expenses

          o    Administrative expenses

          o    Pension expenses

          o Useful lives of our fleet and the related depreciation and amortization expense

          o Net financial expenses including mark to market charges for interest rate and foreign currency swaps and interest rates and foreign exchange gains or losses that arise on the translation of our lease obligations and the cash deposits that secure them.

          o    Equity in net earnings of investee

          o The success or failure of the LNG infrastructure projects that we are working on or may work in the future.


          Operating revenues are primarily generated by charter rates paid for our short-term, medium-term and long-term charters and are therefore related to both our ability to secure continuous employment for our vessels as well as the rates that we secure for these charters. Seven of our currently trading vessels are fixed on long-term time charters with either fixed or predictable hire rates. Three of our vessels are currently trading in the spot or short-term market where rates can vary dramatically and are difficult to predict from one charter to the next.

          The number of days that our vessels earn hire substantially influences our results. Our vessels may be out of service, that is, offhire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled offhire, days spent waiting for a charter, which we refer to as commercial waiting time and unscheduled repairs or maintenance, which we refer to as unscheduled offhire. Generally, for vessels that are under a time charter, hire is paid for each day that a vessel is available for service. However, two of our long-term charters provide for an allowance of a specified number of days every two to three years that our vessels may be in drydock, for one vessel the allowance is fixed whilst the other vessel will only be placed offhire if the number of days in drydock every two years exceeds that allowance. The shipping industry uses average daily time charter earnings, or TCE, to measure revenues per vessel in dollars per day for vessels on charters. We calculate TCE by taking time charter revenues, or voyage revenues, net of voyage expenses, recognized ratably over the period of the voyage, earned and dividing by the number of days in the period less scheduled offhire.

          We attempt to minimize unscheduled offhire by conducting a program of continual maintenance for our vessels. The charter coverage we have for all our vessels has resulted in a minimal number of waiting days in 2002 and 2003. In 2004, we took delivery of two newbuildings (Golar Frost and Golar Winter) neither of which is committed to long or medium term charter contracts. The Golar Winter was fixed on a short-term charter for most of 2004 but the Golar
Frost incurred significant commercial waiting time. In January 2005, we took delivery of a third vessel not committed to a charter and we expect all three to incur significant commercial waiting time during 2005.

          Voyage expenses are primarily expenses such as fuel and port charges, which are paid by us under voyage charters. Under time charters our customers pay for such voyage expenses. Accordingly voyage expenses will vary depending on the number of vessels we have operating on voyage charters.

          Vessel operating expenses include direct vessel operating costs associated with running a vessel and an allocation of shore-based overhead costs directly related to vessel management. Vessel operating costs include crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. Accordingly, the level of this operating cost is directly related to the number of vessels we operate. Overhead allocated to vessels includes certain technical and operational support, information technology, legal, accounting and corporate costs that are related to vessel operating activity. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. Operating expenses increased during 2002 mainly due to increased crew and related pension costs and insurance costs and in 2003 and 2004 principally because of the addition to the fleet of the Methane Princess in 2003, and the Golar Winter and Golar Frost in 2004. Operating expenses include the costs associated with the pension scheme we maintain for some of our seafarers (the Marine Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

          Administrative expenses are composed of general corporate overhead including primarily personnel costs, legal and professional fees, costs associated with project development, corporate services, public filing fees, property costs and other general administration costs. Personnel costs comprise approximately 60 per cent of our administrative expenses and include salaries, pension costs, fringe benefits, travel costs and social insurance. In January 2005, we announced the outsourcing of our day-to-day fleet management activities to established third party ship managers. We have also opened an office in Oslo. This reorganisation has resulted in some severance costs of approximately $1.1 million as a result of redundancies at our London offices. The restructuring cost is not reflected in the current year's results. We expect ongoing personnel costs to be reduced as a result of this reorganisation. Historically, we have incurred costs associated with the development of various projects and we expect to incur further costs in the future. Administrative expenses include the costs associated with the pension scheme we maintain for some of our office-based employees (the UK Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

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

          Interest expense depends on the overall levels of borrowing we incur and may significantly increase when we acquire or lease ships or on the delivery of newbuildings. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates although interest rate swaps or other derivative instruments may reduce the effect of these changes. Currently $135 million of debt under our Methane Princess facility has a fixed interest rate. Furthermore, $397 million of our floating rate debt and capital lease obligations is currently swapped to fixed rate, and we may enter into further interest rate swap arrangements if this is considered to be advantageous to us. In addition we have swapped $105 million of our future capital lease obligations in respect of hull number 2226 to a fixed rate to commence in January 2006.

          Interest income will also depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

          Other financial items are composed of financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate and currency derivatives and foreign exchange gains/losses. The market valuation adjustment for our interest rate and currency derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains and losses, which were minimal prior to 2003 as our activities are primarily denominated in US dollars, have since increased principally due to the lease finance transactions that we entered into during 2003 and 2004, which are all denominated in British Pounds. Foreign exchange gains or loss arises due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealised gain and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations. We have also entered into a currency swap of our lease obligation in respect of the Golar Winter. The lease is denominated in British Pounds (GBP) but is not fully hedged by a GBP cash deposit. We have therefore swapped our obligation to pay rentals in GBP for an obligation to pay USD at a fixed rate of exchange.

          Equity in net earnings of investee refers to our interest in Korea Line Corporation (Korea Line). Korea Line is a Korean Shipping company listed on the Korean Stock Exchange. As of December 31, 2003 we had an interest of 9.97% in Korea Line and accounted for the investment as an investment "available for sale". From June 2004 we have had an interest of 21.09%. As a result of the increase in our level of ownership, which has given us the ability to exercise significant influence over Korea Line, we changed to the equity method of accounting for the investment. The restatement to retroactively reflect the change to the equity method of accounting had no effect on net income for periods prior to and including the year ended December 31, 2003. Our future equity in net earnings of investee will depend on the results of Korea Line and our level of investment.

          Since many of the above key items are directly related to the number of LNG carriers we own or lease and their financing, the acquisition or divestment of additional vessels and entry into additional newbuilding contracts would cause corresponding changes in our results.

          Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and corporate overheads, management does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen considerably over the last three years, may well continue to rise over the next few years. Two of our vessels charters are based on operating cost pass through and a third has an insurance cost pass through and so we will be protected from the full impact of such increases. LNG transportation is a specialized area and the number of vessels is increasing rapidly. There will therefore be an increased demand for qualified crew and this may put inflationary pressure on crew costs. Only the two vessels on full cost pass through charters would be protected from any crew cost increases.

          A number of factors could substantially affect the results of operations of our core long-term charter LNG shipping business as well as the future expansion of any spot market business or the projects we are developing. These factors include the pricing and level of demand and supply for natural gas and specifically LNG. Other uncertainties that could also substantially affect these results include changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

Critical Accounting Policies

          The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2 to the Company's audited Consolidated Financial Statements and Notes thereto included herein for details of the Company's significant accounting policies.

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

          Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. We estimate those future cashflows based on the existing service potential of our vessels, which on average for our fleet extends over a 24 year period. We have assumed that we will be able to renew our time charter contracts at their existing prices rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

          We follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest. We believe that the carrying value of many of our vessels is below their fair value because we allocated negative goodwill to certain of the vessels associated with our acquisition from Osprey. Since inception, our vessels have not been impaired.

Time Charters

          We account for time charters of vessels to our customers as operating leases and record the customers' lease payments as time charter revenues. We evaluate each contract to determine whether or not the time charter should be treated as an operating or capital lease, which involves estimates about our vessels' remaining economic useful lives, the fair value of our vessels, the likelihood of a lessee renewal or extension, incremental borrowing rates and other factors.

         Our estimate of the remaining economic useful lives of our vessels is based on the common life expectancy applied to similar vessels in the LNG shipping industry. The fair value of our vessels is derived from our estimate of expected present value, and is also benchmarked against open market values considering the point of view of a potential buyer. The likelihood of a lessee renewal or extension is based on current and projected demand and prices for similar vessels which is based on our knowledge of trends in the industry, historic experience with customers in addition to knowledge of our customers' requirements. The incremental borrowing rate we use to discount expected lease payments and time charter revenues are based on the rates at the time of entering into the agreement.

          A change in our estimates might impact the evaluation of our time charters, and require that we classify our time charters as capital leases, which would include recording an asset similar to a loan receivable and removing the vessel from our balance sheet. The lease payments to us would reflect a declining revenue stream to take into account our interest carrying costs, which would impact the timing of our revenue stream.

Capital Leases

          We have sold several of our vessels to, and subsequently leased the vessels from UK financial institutions that routinely enter into finance leasing arrangements. We have accounted for these arrangements as capital leases. As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases. In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases. Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations. To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

          We have also recorded deferred credits in connection with these lease transactions. The deferred credits represent the upfront benefits derived from undertaking financing in the form of UK leases. The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis. The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g. on a change of tax law), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances. Any increase in rentals is likely to affect our ability to amortize the deferred credits, increase our interest cost and consequently could have a negative impact on our results and operations and our liquidity.

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

Pension Benefits

          The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 20 of the notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

FAS 151

          In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs--an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, `Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt FAS 151 on January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position.

FAS 123R

          In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. We will adopt FAS 123R effective January 1, 2006. The Company has determined that this will not have an immediate impact upon Golar's financial statements because as at December 31, 2004 all of Golar's stock options are fully vested.

FAS 153

          In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We will adopt FAS 153 for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position.

EITF 03-01

          In June 2004, the Emerging Issues Task Force finalized Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). The issue was intended to address the meaning of "other-than-temporary" impairment and its application to certain investments in debt and equity securities. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115) and Financial Accounting Standard No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations (FAS 124). The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 31, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this EITF, the disclosures are effective for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The Company currently does not have investments that fall within the scope of EITF 03-01, and has therefore concluded that the guidance will not have an impact on its consolidated results of operations or financial position.

FAS 154

          In May 2005, the FASB issued Financial Accounting Standard No. 154, Accounting Changes and Error Corrections (FAS 154). FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, the Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, the Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. We will adopt FAS 154 for accounting changes and corrections of errors made beginning January 1, 2006.


Results of operations

          Our results for the years ended December 31, 2004, 2003 and 2002 were affected by several key factors:

          o the delivery of three newbuildings, the Methane Princess in August 2003, the Golar Winter in April 2004 and the Golar Frost in June 2004;

          o lease finance arrangements that we entered into during 2003 and 2004; and

          o equity accounting of our acquisition of equity securities in Korea Line Corporation during 2003 and 2004.

The impact of these factors is discussed in more detail below.

     Year ended  December 31, 2004,  compared  with the year ended  December 31,
2003

          Operating Revenues. Total operating revenues of $163.4 million were $30.6 million, or 23%, higher than last year. Although there was an increase in the total number of offhire days incurred in 2004 compared to 2003, this was offset by earnings from the addition of the Golar Winter and the Golar Frost to the fleet in April 2004 and June 2004 respectively, and a full year's earnings from the Methane Princess, delivered in August 2003. The increased number of offhire days in 2004 was mainly due to the commercial waiting time in respect of the two newbuildings Golar Winter and Golar Frost following their delivery during the year, in addition to offhire incurred by the Methane Princess as a result of waiting and positioning time prior to entering its long term charter with BG in the year. Revenues earned by the Methane Princess during 2003 were derived from voyage charters. Whilst the newbuildings commercial waiting time increased the overall number of offhire days they still made a positive contribution to revenues therefore, although total revenues have increased during 2004, average revenue per vessel has reduced from an average daily time charter equivalent rate of $57,300 in 2003 to $54,900 in 2004.

          Vessel Operating Expenses. Vessel operating expenses increased 19 per cent from $30.2 million in 2003 to $35.8 million in 2004. This was mainly because of the addition of the Golar Winter and the Golar Frost to our fleet, which contributed $4.3 million of the increase and the Methane Princess trading for a full year, which contributed a further $1.8 million. This was partly offset by our six other vessels' expenses being approximately $0.5 million lower than 2004. In the years ended December 31, 2004 and 2003, the average daily operating costs of our vessels were $11,137 and $13,000, respectively. Our daily operating costs have declined because it is generally cheaper to operate new ships than it is to operate older ships. Included in these amounts are $1,124 per day and $928 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates.

          Voyage expenses. Voyage expenses increased 17 per cent from $2.2 million in 2003 to $2.6 million in 2004 even though voyage revenues decreased by 74 per cent from $9.1 million in 2003 to $2.4 million in 2004. During 2003 our first newbuilding the Methane Princess operated under voyage charters from delivery in August 2003 until the end of the year. In contrast, our vessels were mostly under time charters during 2004 albeit that some of these time charters were for short periods of time. Under a time charter the charterer pays voyage costs, mainly fuel costs, themselves. As soon as the time charter finishes or when the vessel is waiting for employment (commercial waiting time) these costs are payable by us. Therefore, whilst less voyage charters were performed in 2004 voyage expenses were incurred for the periods of commercial waiting in respect of our newbuildings in 2004, which has meant voyage costs have actually increased. The level of voyage expenses we incur will be largely dependent on the number of vessels we have operating on voyage charters.

          Administrative Expenses. Administrative expenses increased 19 per cent from $7.1 million in 2003 to $8.5 million in 2004. The increase was mainly due to higher salary and employee benefit costs due to increased head count and salary increases; additional costs incurred as a result of our accounting and auditing requirements in respect of our associate Korea Line and a general increase of expenses arising in particular as a result of a 7.8 per cent appreciation of the British Pound against the US Dollar. A significant proportion of our administrative expenses are incurred in British Pounds (GBP) at our office in London. Movement in the exchange rate of the U.S. dollar against GBP will therefore impact our future administrative expenses. These significant increases have been offset in part by a reduction of $1.8 million in the charge in respect of our share of costs in the Baja project.

          As noted above, since February 2005 we have employed two third party ship managers to assist with our day-to-day fleet management activities. This has resulted in the loss of some staff in our London office, which in turn will reduce our salary costs in 2005. However, as a large part of these costs were allocated to vessel operating expenses, as noted above the net impact on overall administrative expenses will not be as great as it otherwise would have been.

          Depreciation and Amortization. Depreciation and amortization increased 30 per cent from $31.1 million in 2003 to $40.5 million in 2004. The increase was due to the addition of the Golar Winter and the Golar Frost to the fleet in the year and the full year impact of the Methane Princess, which was delivered mid 2003.

          Net Financial Expenses. Interest income was $31.9 million and $14.8 million for the years ended December 31, 2004 and 2003, respectively. Interest income includes an amount of $30.5 million in 2004 and $14.1 million in 2003 attributable to fixed cash deposits, which secure our capital lease obligations. Interest expense was $62.0 million and $37.2 million for the years ended
December 31, 2004 and 2003, respectively. The expense includes an amount of $33.9 million in 2004 and $14.6 million in 2003 attributable to our capital lease obligations. The increase in both income and expense is due to the finance lease transactions that we entered into during 2003 and the Golar Winter lease entered into in 2004, in addition to debt finance for the Golar Frost entered into during 2004 and in respect of the Methane Princess, which was entered into during 2003. Other financial items decreased $2.3 million from net income of $7.2 million for the year ended December 31, 2003 to net income of $4.8 million in the year ended December 31, 2004. The change was primarily due to the decline in the fair value of interest rate swaps, from a gain of $6.4 million in 2003 compared with a gain of $5.6 million in 2004, and a decrease of $1.5 million in net foreign exchange gains from $3.0 million in 2003 compared with $1.5 million in 2004. Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. Of the $1.5 million net foreign exchange gain in 2004, a gain of $6.7 million (2003: $nil) arose in respect of the mark to market valuation of the currency swap representing the movement in the fair value. This swap entered into hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into US dollar payments at a fixed GBP/USD exchange rate (i.e Golar receives GBP and pays US dollars). The gain arose due to the appreciation of the British Pound against the US Dollar during the year. This gain represents an unrealised gain.

          Minority Interest and Income Taxes. Minority interest, consisting of the 40 per cent interest in the Golar Mazo, marginally increased from a charge of $7.0 million in 2003 to a charge of $7.6 million in 2004. Income taxes relate to the taxation of our UK management operations and also UK based vessel operating companies we established subsequent to April 2003. Our income tax charge is expected to increase as a function of the number of vessels we operate in the UK and the profitability of the UK companies.

          Equity in net earnings of investee. During the first half of the year we increased our interest in Korea Line Corporation from 9.94 per cent at December 31, 2003 to 21.09 per cent by June 2004. In accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock" we changed our accounting treatment of the investment to the equity method of accounting to reflect our ability to exercise significant influence over the investee subsequent to December 31, 2003. The investment had previously been accounted for as "available for sale". The year ended 31 December, 2004 is the first year in which we have included a share of earnings in Korea Line Corporation. Korea Line operates in the drybulk market, as well as operating some LNG vessels, and charters out its own vessels as well as chartered in vessels on short-term and long-term contracts. Korea Line have capitalized on a good drybulk market during 2004 and their operating profit has more than doubled from 2003.

          Net Income. As a result of the foregoing, we earned net income of $58.6 million in 2004, increased from $39.6 million in 2003.

     Year ended  December 31, 2003,  compared  with the year ended  December 31,
2002

          Operating Revenues. Total operating revenues of $132.8 million in 2003 were $2.2 million higher than in 2002 but after deducting voyage expenses of $2.2 million incurred in 2003 in connection with the Methane Princess they were the same for both years. Although there was an increase in the number of offhire days incurred in 2003 compared to 2002, this was offset by earnings from the addition of the Methane Princess to the fleet at the end of August 2003. The increased number of offhire days in 2003 was due to two vessels drydocking and offhire in respect of other maintenance and repairs. In contrast only one vessel drydocked in 2002 but because of an allowance in the charter no offhire time was incurred. Revenues earned by the Methane Princess during 2003 were derived from voyage charters. All revenues earned during 2002 were derived from time charters. The fleet earned an average daily time charter equivalent rate of $57,300 and $59,000 in 2003 and 2002, respectively.

          Vessel Operating Expenses. Vessel operating expenses increased 7 per cent from $28.1 million in 2002 to $30.2 million in 2003. This was mainly because of the addition of the Methane Princess to our fleet, which contributed $1.3 million of the increase. Additional costs were also incurred in respect of crew; costs associated with repairs to our vessels, including the cost of repair, associated survey costs and the cost of insurance deductibles; and higher insurance costs mainly due to additional war risk premium levied on two of our ships trading in Indonesian waters on charter to Pertamina. This premium ceased to apply in May 2003. Insurance costs were further affected by increase in market rates. Some of these increased costs were offset by savings elsewhere which resulted in an overall cost increase of $0.8 million in addition to the $1.3 million contributed by the Methane Princess. In the years ended December 31, 2003 and 2002, the average daily operating costs of our vessels were $13,000 and $12,800, respectively. Included in these amounts are $928 per day and $1,027 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates.

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

          Depreciation and Amortization. Depreciation and amortization decreased marginally from $31.3 million in 2002 to $31.1 million in 2003. An increase due to the addition of the Methane Princess to the fleet and higher drydock cost amortization was off set by the amortization of the deferred gain credit from our lease finance arrangements.

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

          Minority Interest and Income Taxes. Minority interest, consisting of the 40 per cent interest in the Golar Mazo, increased from a credit of $2.5 million in 2002 to a charge of $7.0 million in 2003. The credit in 2002 was due to the impact of the minority interests share of mark-to-market charge for interest rate swaps amounting to $6.6 million. Income taxes relate to the taxation of our UK vessel management operations and also to vessel operating companies in 2003. As a result of transferring the operations of six of our vessels to UK incorporated companies during the year our income tax charge in 2003 increased to $0.4 million. These UK companies did not exist in our group in 2002. Our income tax charge is expected to increase as a function of the number of vessels we operate in the UK and the profitability of the UK companies.

          Net Income. As a result of the foregoing, we earned net income of $39.6 million in 2003, increased from $27.1 million in 2002.

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

          Revenues from our time charters are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to the major cost, fuel, of these items being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements for our employed vessels; however, our newbuilding program, currently consisting of three committed contracts for vessels currently under construction, and to a lesser extent the three ships we currently operate in the spot market depending on their employment, will result in increased financing and working capital requirements. Payments for our newbuildings are made as construction progresses in accordance with our contracts with shipyards. The financing of our newbuilding program is discussed further below.

          We have sufficient facilities to meet our anticipated funding needs until May 2006. As of June 30, 2005, additional facilities of $242 million will be needed to meet commitments under the newbuilding construction program in May 2006 and thereafter. It is standard in the shipping industry to finance between 50 and 80 per cent of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank or lease financing. In the case of vessels that have term charter coverage, the debt finance percentage may increase significantly. We received 100 per cent financing for the cost of one of our newbuildings that is on a long-term charter with BG. If we were to obtain 50 per cent debt financing to cover the instalments due on our two remaining unfinanced newbuildings, this would result in additional financing of approximately $151 million of the $242 million required.

          It is intended that the funding for our commitments under the newbuilding construction program will come from a combination of cash, debt finance, lease arrangements and cash flow from operations. Alternatively, if market and economic conditions favour equity financing, we may raise additional equity. In 2003, we raised $106 million from equity offerings for newbuilding commitments and other investments. Within the past eighteen months we have raised bank and lease finance in respect of four vessels without time charter contract commitments for between 60 and 70 per cent of the capital cost of the vessel. This fact and the general discussions we have had with a number of banks with whom we have close relation, leads us to believe that we will be able to secure sufficient facilities to meet our construction commitments in full as they fall due. Details of newbuilding commitments and proposed funding arrangements are detailed below.

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

          The  following  table   summarizes  our  cash  flows  from  operating,
investing and financing activities:

                                                                               Year Ended December 31,

                                                                  2004                2003                 2002

(in millions of $)
Net cash provided by operating activities                         82.0                60.1                 71.2

Net cash used in investing activities                          (356.1)             (658.5)              (163.3)

Net cash provided by financing activities                        207.8               663.5                 87.3

Net (decrease) increase in cash and cash equivalents            (66.3)                65.1                (4.8)

Cash and cash equivalents at beginning of year                   117.9                52.7                 57.5

Cash and cash equivalents at end of year                          51.6               117.9                 52.7

          As of December 31, 2004, 2003 and 2002 the Company had cash and cash equivalents of $51.6 million, $117.9 million and $52.7 million, respectively. The increase as at December 31, 2003 was a result of $106 million new equity, raised during 2003. In addition, at December 31, 2004, 2003 and 2002 we had restricted cash of $42.0 million, $32.1 million and $12.8 million, respectively that represents balances retained on accounts in accordance with certain loan and lease covenants. Our long-term restricted cash balances were $714.8 million, $623.2 million and $nil as at December 31, 2004, 2003 and 2002 respectively. These balances act as security for our capital lease obligations.

          In 2004, we generated cash from operations of $82.0 million compared with $60.1 million in 2003 and $71.2 million in 2002. The increase in 2004 from 2003 is largely due to the addition of the Golar Winter and Methane Princess to the fleet. The Golar Winter was delivered in April 2004 and employed under a short-term charter, the Methane Princess, delivered in August 2003, traded for the majority of 2004 under its long-term charter.

          Net cash used in investing activities in 2004 was $356.1 million of which $278.6 million related to newbuilding purchase instalments; $47.2 million related to placement of funds into deposits to provide security for capital lease obligations; $21.9 million related to the purchase of equity securities in Korea Line Corporation and $8.2 million was in respect of additions to vessels and equipment. Net cash used in investing activities in 2003 was $658.5 million, of which approximately $562.3 million related to placement of funds into deposits to provide security for capital lease obligations; $77.8 million related to newbuilding purchase instalments; $12.2 million related to the purchase of equity securities in Korea Line Corporation and $6.3 million was in respect of additions to vessels and equipment. Newbuilding instalment payments made during 2003 and 2004 were net of an amount of $12.9 million and $9 million received from shipyards in relation to the late delivery of the Methane Princess and the Golar Frost, respectively. Net cash used in investing activities in 2002 was $163.3 million, of which $158.8 million related to newbuilding purchase instalments and $5.9 million was in respect of additions to vessels and equipment.

          Net cash provided by financing activities was $207.8 million in 2004, compared with $663.5 million and $87.3 million in the years ended December 31, 2003 and 2002, respectively. In 2004, we drew down a total of $110 million in debt in relation to the Golar Frost and received proceeds of $163.7 million from lease financing arrangements in relation to the Golar Winter. Repayments of debt totalled $62.3 million in 2004. During 2003, we drew down a total of $506.1 million in debt and received proceeds from lease financing arrangements of $616.3 million. Repayments of debt totalled $561.2 million in 2003, of which $32.7 million was to a related party. Furthermore, during 2003, we raised $106.2 million from the issue of 9.6 million shares in two separate offerings, 5.6 million shares in July 2003 and 4.0 million in December 2003. During 2002, we drew down a total of $210.6 million in debt, of which $16.3 million was from a related party. Repayments of debt totalled $109.9 million in 2002, of which $68.8 million was to a related party.

Long-Term Debt

Mazo facility

          On November 26, 1997 Osprey entered into a loan facility of $214.5 million secured by a mortgage on the vessel Golar Mazo, which we refer to as the Mazo facility. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus a margin. The loan is repayable in bi-annual instalments that commenced on June 28, 2001. The balance of the facility, on a 100 per cent basis, as at December 31, 2004 totalled $168.2 million. In connection with the Mazo facility, Osprey entered into a collateral agreement with the banking consortium and a bank Trust Company. This agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the Trust Company during the period of the loan.

          In connection with the Mazo facility, Osprey entered into interest rate swaps to reduce the impact of changes in interest rates. Gains and losses due to the changes in the fair value of the interest rate swaps are recorded in the income statement. The mark to market charge in the years ended December 31, 2004, 2003 and 2002 were $6,365,000 gain, $6,401,000 gain and $16,458,000 loss, respectively.

Golar LNG facility and Golar LNG subordinated facility

          In May 2001, we entered into a secured loan facility with a banking consortium for an amount of $325.0 million, which we refer to as the Golar LNG facility. The Golar LNG facility was first refinanced in April 2003, with cash, in connection with a lease finance arrangement for five vessels, as discussed further below, and an amount of $265 million was provided by the same syndicate of banks; we refer to this loan as the New Golar LNG facility. The amount outstanding on the old facility at the time of the first refinancing was $282.5 million and accordingly a net $17.5 million was repaid. The loan accrued floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan had a term of four years and two months and was to be repaid in 16 quarterly instalments together with a final balloon payment of $138.8 million due on May 31, 2007. The New Golar LNG facility was refinanced in March 2005 as discussed in more detail below.

          In October 2002, we entered into a secured subordinated loan facility with a banking consortium for an amount of $60.0 million, to which we refer to as the Golar LNG subordinated facility. This loan was also first refinanced in April 2003. The new second priority loan, which we refer to as the New Golar LNG subordinated facility, was also for an amount of $60 million provided by the same syndicate of banks. It accrued floating interest at a rate per annum equal to the aggregate of LIBOR, plus a margin, increasing by 0.25 percent per annum on 30 November 2004 and 30 November 2005. The loan had a term of four years and two months and was to be repaid in 15 quarterly instalments commencing in November 2003. The New Golar LNG subordinated facility was refinanced in March 2005 as discussed in more detail below.

Methane Princess facility

          On December 31, 2001, we signed a loan agreement with Lloyds TSB Bank Plc to finance 100 per cent of the cost of one of our newbuildings, the Methane Princess, after we secured a 20-year charter for this vessel, which we refer to as the Methane Princess facility (previously referred to as the 2215 facility). In August 2003, prior to the delivery of the vessel we refinanced this facility in connection with a lease finance arrangement in respect of the Methane Princess. The new facility is also for $180 million, with the same bank and has a similar repayment profile. It accrues a floating rate of interest of LIBOR plus a margin up to the date the vessel was delivered to the Charterer under the BG Charter and thereafter at LIBOR plus a reduced margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin could increase if the rating for the Charterer at any time fell below an S&P rating of "B". As at June 30, 2005, $135 million of debt in respect of the Methane Princess facility was fixed interest rate debt. Of the $135 million, $115 million is fixed until 2015, $10 million until 2009 and $10 million until 2007, at a current weighted average rate of 5.7 per cent (inclusive of margin).

Golar Frost facility

          In March 2004, we entered into a secured loan facility with a banking consortium for an amount of $110.0 million, in respect of the Golar Frost, which we refer to as the Golar Frost Facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of three years, is repayable in 5 semi-annual instalments together with a final balloon payment of $102.6 million. In June 2004 we drew down on the loan to finance the delivery of the Golar Frost.

          After these transactions, at December 31, 2004, we had total long-term debt outstanding of $703 million, compared with $655.2 million and $710.3 million at December 31, 2003 and 2002, respectively.

          The outstanding debt of $703 million as of December 31, 2004 was repayable as follows:

Year ending December 31,
(in millions of $)
2005                                                             66.5
2006                                                             74.6
2007                                                            280.4
2008                                                             22.8
2009                                                             24.6
2010 and later                                                  234.1
----------------------------------------------------------------------
                                                                703.0
======================================================================

          In January 2005, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Golar Viking, which we refer to as the Golar Viking facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments, commencing in April 2005 and a final balloon payment of $100 million.

          In March 2005, a subsidiary  of ours,  Golar Gas Holding  Company Inc.
(GGHC) entered into a refinancing transaction in respect of the New Golar LNG Facility and the New Golar LNG subordinated facility. The new first priority loan, which we refer to as Golar Gas Holding Facility, is for an amount of $300 million. The total amount outstanding under the old facility at the time of refinancing was $242.3 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of 6 years and is repayable in 24 quarterly instalments and a final balloon payment of $79.4 million payable on April 14, 2011.

         The Golar Gas Holding Facility is secured by mortgages on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze, executed by the UK Lessor of the vessels in favour of our subsidiary, GGHC, and by a mortgage transfer executed by GGHC in favour of the lending banks. The new loan contains similar provisions to the old loans in respect of restrictions and financial covenants.

          As at December 31, 2004 we had entered into interest rate swaps in respect of the above debt obligations other than that of the Mazo facility for an amount of $50 million. In January 2005 we entered into $30 million of interest rate swaps and in June 2005 a further $50 million. The periods of these swaps are between 5 and 10 years.

          The margins we pay under our current loan agreements over and above LIBOR at a fixed or floating rate currently range from 0.865 per cent to 1.7 per cent.

Capital Lease Obligations

Five ship leases

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

Methane Princess lease

          In August 2003, we entered into a lease finance arrangement in respect of our first newbuilding the Methane Princess, to which we refer to as the Methane Princess Lease. We arranged a new $180 million loan facility in respect of the Methane Princess (Methane Princess facility) as noted above and at the same time novated our shipbuilding contract to a subsidiary of a UK bank (UK Lessor) under the terms of which the UK Lessor advanced an amount equal to the amounts already paid by us under the shipbuilding contract to the Shipyard who in turn repaid us the same amount. We subsequently entered into a 30-year lease agreement in respect of the vessel with the UK Lessor. We used monies drawn down from the Methane Princess facility (secured by a mortgage executed by the UK Lessor in favour of us as security for the UK Lessor's obligations to pay certain sums to us under the lease agreement and by a mortgage transfer executed by us in favour of the lending bank) together with some of our own cash reserves to make deposits with a bank ("LC Bank") who then issued a letter of credit securing our obligations to the UK Lessor. We used the monies refunded by the Shipyard under the novation agreement together with our own cash to repay the original loan in respect of the Methane Princess. Upon delivery of the vessel and payment of the final delivery instalment the total advanced by the UK Lessor was $163.7 million and the amount placed on deposit with the LC Bank was $143.9 million. After settling all outstanding fees relating to the transaction the cash in flow was approximately $18.5 million.

Golar Winter lease

          In April 2004, we signed a lease agreement in respect our second newbuilding, the Golar Winter, to which we refer to as the Golar Winter Lease, with another UK bank (the `Winter Lessor') for a primary period of 28 years. The vessel was also delivered in April 2004. Under the agreement we received an amount of $166 million, before fees and expenses. Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (the `LC Bank'). We have deposited $39 million with the LC bank as security for the letter of credit. The effective amount of net financing received is therefore $127 million before fees and expenses.

Hull 2226 lease

          In April 2005, we signed a lease agreement in respect of our newbuilding, hull number 2226. The anticipated date of delivery is January 2006. Under the agreement we will receive a total amount of approximately $150 million, before fees and expenses, of which $47 million was received in April 2005 with the remainder due on delivery of the vessel. Our obligations to the lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (`the LC bank') as security for the letter of credit. In April 2005, we deposited $45 million with the LC banks as security for the letter of credit. The effective amount of net financing is therefore $105 million, before fees and expenses.

          As at 31 December 2004, the Company is committed to make minimum rental payments under capital lease, as follows:

Year ending December 31,                           Five ship         Methane         Golar         Total
                                                      Leases        Princess        Winter
                                                                       Lease         Lease
(in thousands of $)
2005                                                  22,778           6,575        12,299        41,652
2006                                                  24,150           6,920        12,299        43,369
2007                                                  25,599           7,281        12,299        45,179
2008                                                  27,075           7,609        12,299        46,938
2009                                                  28,619           7,938        12,299        48,856
2010 and later                                       805,760         376,033       276,741     1,458,534
---------------------------------------------------------------------------------------------------------
Total minimum lease payments                         933,981         412,356       338,236     1,684,573
Less: Imputed interest                             (431,023)       (240,192)     (167,843)     (839,058)
---------------------------------------------------------------------------------------------------------
Present value of minimum lease payments              502,958         172,164       170,393       845,515
=========================================================================================================

          The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2004 was $523.5 million.

          The profile of the Methane Princess lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain letters of credit to secure the lease obligations as of December 31, 2004 was $178.8 million.

          In common with the Five Ship Leases and the Methane Princess lease the Golar Winter lease is denominated in British pounds. However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself. The value of the deposit used to obtain a letter of credit to secure the lease obligation in respect of the Golar Winter as of December 31, 2004 was $41.5 million. In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into US dollars at a fixed GBP/USD exchange rate, (i.e Golar receives GBP and pays US dollars).

          For all our leases other than our latest lease in respect of hull 2226, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Winter lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Five Ship leases and the Methane Princess lease, and based upon USD LIBOR for the Winter Lease.

          Our lease in respect of hull 2226 and the associated cash deposit is denominated in USD.

          At December 31, 2004 we had entered into interest rate swaps of $85 million in respect of our Winter lease obligations for periods ranging from three to ten years. In January 2005, we entered into a further $30 million of interest rate swaps. In May 2005, we entered into $105 million of interest rate swaps in respect of our hull 2226 lease obligations for a period of 6 years commencing January 2006.

          Our existing financing agreements impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and Lessors. In addition, our lenders and Lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios. Such ratios include equity ratio, working capital ratios and earnings to net debt ratio covenants, minimum net worth covenants, minimum value clauses, and minimum free cash restrictions in respect of our subsidiaries and us. As of December 31, 2004, 2003 and 2002, we complied with all covenants of our various debt and lease agreements.

          In  addition  to  mortgage   security,   some  of  our  debt  is  also
collateralised through pledges of shares by guarantor subsidiaries of Golar.

Newbuilding Contracts and Capital Commitments

          As of December 31, 2004, we had contracts to build four new LNG carriers. We took delivery of our fourth newbuilding, the Golar Viking, in January 2005, which was financed by the loan finance arrangement noted above.

          As at June 30, 2005, we therefore have three newbuildings still under construction. Amounts outstanding and payable under contracts to build these three new LNG carriers as of June 30, 2005, total approximately $368.5 million, excluding financing costs, and are due in instalments over the period to July 2007. We also have budgeted capital expenditure of approximately $8.5 million over the period to December 2005, in connection with our vessels refurbishment program and routine vessel drydocks.

          As of June 30, 2005 we require additional financing of approximately $242 million to fund all of our newbuilding construction commitments.

          The commitments up to May 2006 will be funded from existing facilities, cash reserves and cash generated from operations. Additional facilities are required to meet a payment due in May 2006 and further progress payments arising periodically thereafter until completion of the program in 2007.

          As noted above, one vessel has been delivered since December 31, 2004. The following table sets out as at December 31, 2004 and June 30, 2005 the estimated timing of the remaining commitments under our present newbuilding contracts. Actual dates for the payment of instalments may vary due to progress of the construction.

(in millions of $)                      June 30, 2005       December 31, 2004
2005                                           -                   135.9
2006                                       252.7                   252.7
2007                                       115.8                   115.8
-------------------------------------------------------------------------------
Total                                      368.5                   504.4
===============================================================================


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

E.   Off-Balance Sheet Arrangements

          As of December 31, 2004 we did not have any material off-balance sheet arrangements.


F.    Contractual Obligations

         The following table sets forth our contractual obligations for the periods indicated as at December 31, 2004:

    (in millions of $)                        Total        Due in           Due in          Due in           Due
                                           Obligation      2005           2006 2007        2008 - 2009     Thereafter
    Long-Term Debt (3)                          703.0         66.5           355.0           47.4          234.1
    Capital Lease Obligations (1) (3)           845.5        (3.5)           (2.2)            5.4          845.8
    Operating Lease Obligations                   1.2          0.3             0.5            0.4              -
    Purchase Obligations
        Newbuildings                            504.4        135.9           368.5              -              -
    Other Long-Term Liabilities (2)                 -            -               -              -              -
                                        -------------- ------------ --------------- -------------- --------------
    Total                                     2,054.1        199.2           721.8           53.2        1,079.9
    =============================================================================================================

(1) In the event of any adverse tax rate changes or rulings we may be required to return all or a portion of, or, in certain circumstances, more than the cash inflow (approximately $51 million) that we received in connection with the lease financing transactions undertaken in 2003, post additional security or make additional payments to the UK lessor in the form of lease rentals.

(2) Our consolidated balance sheet as of December 31, 2004 includes $86 million classified as "Other long-term liabilities." This caption consists primarily of deferred credits related to our capital lease transactions and liabilities under our pension plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 22 of the Notes to Consolidated Financial Statements for additional information regarding our other long-term liabilities.

(3) As of December 31,2004 $376.3 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on USD LIBOR, and $428.7 million of debt accrued interest at a fixed interest rate.


          A total of $136 million of newbuilding obligations due in 2005 have been financed and paid during the period to June 30, 2005 .

See Item 11 for a discussion of quantitative and qualitative disclosures about market risks.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

          Information concerning each of our directors and executive officers as at June 30, 2005 is set forth below.

    Name             Age     Position

John Fredriksen       61     Chairman of the Board, President and Director
Tor Olav Tr0im        42     Deputy Chairman of the Board, Chief Executive
                             Officer,  Vice President and Director
Graeme McDonald       48     Group Technical Director
Graham Robjohns       40     Chief Accounting Officer and Group Financial
                             Controller
Charlie Peile         51     Head of Commercial
Olav Eikrem           49     General Manager of the Fleet
Kate Blankenship      40     Company Secretary and Director

Biographical information with respect to each of our directors and executive officers is set forth below.

John Fredriksen has served as the chairman of our board of directors, our president and a director since our inception in May 2001. He has been the chief executive officer, chairman of the board, president and a director of Frontline Ltd. since 1997. Frontline Ltd. is a Bermuda based tanker owner and operator listed on the New York Stock Exchange and the Oslo Stock Exchange. Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd, a ship operating company and an affiliate of the Company's principal shareholder Mr.Fredriksen indirectly controls Hemen Holding Ltd, a Cyprus Company who is our principal shareholder. Mr. Fredriksen has been a director of Golden Ocean Group Limited, a Bermudan company, since November 2004.

Tor Olav Tr0im has served as our chief executive officer, our vice-president and a director since our inception in May 2001. He has been the vice president and a director of Frontline Ltd. since 1996. He also served as deputy chairman of Frontline Ltd. in 1997. Until April 2000, Mr. Tr0im was the chief executive officer of Frontline Management AS, a management company that is a subsidiary of Frontline Ltd. Mr. Tr0im also serves as a consultant to Seatankers and since May 2000, has been a director and vice-chairman of Knightsbridge Tankers Limited, a Bermuda company listed on the Nasdaq National Market. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Mr. Tr0im has been President and Chief Executive Officer of Ship Finance International since October 15, 2003. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as managing director and a member of the board of directors of DNO AS, a Norwegian oil company.

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

Kate Blankenship has served as our secretary since our inception in May 2001 and as a director since July 2003. She served as our chief accounting officer from May 2001 until May 31, 2003. She has been the chief accounting officer and secretary of Frontline Ltd since 1994 and a director since August 2003. She has also been chief financial officer of Knightsbridge Tankers Ltd since August 2000 and secretary of Knightsbridge since December 2000. Since October 2003, she has served as secretary and a director of Ship Finance Ltd. Mrs. Blankenship has been a director of Golden Ocean Group Limited since November 2004. Prior to 1994, she was a manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales.

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

B.   Compensation

          For the year ended December 31, 2004, we paid to our directors and executive officers (seven persons) aggregate cash compensation of $1,220,002 and an aggregate amount of $96,656 for pension and retirement benefits.

C.   Board Practices

          Our directors do not receive any benefits upon termination of their directorships. The Board does not have any committees.

Exemptions from certain Nasdaq corporate governance rules

          Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. At the time that quotation of our common shares on the Nasdaq National Market commenced, we received from Nasdaq an exemption from compliance with certain corporate governance standards that are contrary to the law, rules, regulations or generally accepted business practices of Bermuda. The exemption, and the practices that we follow, are described below:

          o In keeping with Bermuda law and the rules of the Oslo Stock Exchange, we are exempt from Nasdaq's requirement to maintain three independent directors and currently no member's of its board of directors are independent according to Nasdaq's standards for independence.

          o In keeping with common practices among companies listed on the Oslo Stock Exchange, we are exempt from Nasdaq's requirement for an audit committee and an audit committee charter. The Company's full board of directors currently fulfils the function of an audit committee. The Company's management is responsible for the proper and timely preparation of the Company's annual reports and are audited by independent auditors.

D.   Employees

          We hire our officers and crew through our manning offices in Bilbao, in Spain and through our crewing agents and ship managers with whom we have crewing agreements in Croatia, the Philippines, Indonesia and Singapore. All our crew are as a minimum required to meet the qualification and training standards defined by the IMO's International Convention on Standards of Training and Watchkeeping for Seafarers (STCW 95). Our officers also undergo a structured training scheme that we have developed to ensure that they will have the required specialised knowledge and experience to operate our vessels. In addition to the specialised knowledge required to handle LNG cargoes, LNG carrier officers and crew must also have also have knowledge and experience in operating vessels with steam turbine engines. As of December 31, 2004, we employed approximately 515 people, either directly or through crewing agents, consisting of 45 shore-based personnel, 470 seagoing employees serving on our ships. Our masters and officers are mostly Spanish, Croatian and Scandinavian, and our crews are mostly Filipino and Indonesian. Our shore-based personnel included 40 employees in our office in London and 5 people in our manning office in Bilbao. Our Filipino employees are subject to collective bargaining agreements, which are requirements of the Philippine government. These agreements set industry-wide minimum standards, terms and conditions. We have not had any labour disputes with our employees under the collective bargaining agreements and consider our workplace relations to be good.

          In January 2005, we announced that we would reorganize our technical fleet operations. We entered into management contracts with two established third party ship managers in Singapore and Oslo to assist with the day-to-day operations our ten LNG carriers. The restructuring has resulted in approximately 25 employees being made redundant.

E.   Share ownership

          The following table sets forth information as of June 30, 2005, regarding the total amount of common shares owned by all of our officers and directors on an individual basis: The beneficial interests of our Directors and officers in the common shares of the Company as of June 30, 2005, were as follows:

                                                         Percentage of
                            Common Shares of             Common Shares
Director or Officer               $1.00 each               Outstanding
-------------------         ----------------               -----------
John Fredriksen*                  28,312,000                    43.18%
Tor Olav Tr0im                           - -                       - -
Graeme McDonald                          - -                       - -
Charles Peile                            195                        **
Olav Eikrem                              - -                       - -
Graham Robjohns                          500                        **
Kate Blankenship                       5,000                        **

* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen's name are held by World Shipholding Ltd. See Item 7, "Major Shareholders and Related Party Transactions." World Shipholding Ltd. is wholly-owned by Greenwich, which is, in turn, indirectly controlled by Mr. Fredriksen.

**   Less than one per cent

          In additional to the above shareholdings, as of June 30, 2005, Mr. Tr0im has a forward contract with an obligation to buy 160,000 of our shares. The contracts, which were acquired in the open market, become effective in November and December 2005..

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

          As of June 30, 2005, two million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plan.

          Details of share options held by the Company's Directors and officers at June 30, 2005 are set out in the following table:

                         Number of Common               Exercise Price per
Director or Officer      Shares Subject to Option       Ordinary Share          Expiration Date
-------------------      ------------------------       ------------------      ---------------
John Fredriksen                  200,000                    $5.75                 July 2011
Tor Olav Tr0im                   100,000                    $5.75                 July 2011

The above options vested in July 2002.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

          The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the common shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding common shares; and (ii) all directors and officers as a group as of June 30, 2005.

                                                                            Common Shares
Owner                                                                Amount          Per cent
World Shipholding Ltd. (1)                                       28,312,000            43.18%
All Directors and Officers as a group (seven persons)            28,317,695            43.18%


(1)  Our Chairman, John Fredriksen, indirectly controls World Shipholding Ltd.

          Our major shareholders have the same voting rights as all other holders of our Common Shares.

          The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

          As at June 30, 2005, 6,842,732 of the Company's common shares are held by thirty four holders of record in the United States.

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

          Seatankers Management Company. Seatankers is indirectly controlled by our Chairman, John Fredriksen In the years ended December 31, 2004 and 2003, Seatankers has provided us with insurance administration services. In the years ended December 31, 2004 and 2003, management fees to Seatankers of $35,000 and $25,000, respectively, have been incurred by Golar. As at December 31, 2004 and 2003 no amounts were due to Seatankers in respect of these fees incurred. In addition, certain amounts have been recharged at cost between both companies. As at December 31, 2004 the Company owed $258,000 to Seatankers (2003:$45,000 due from Seatankers) in respect of these recharges.

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

          In the years ended December 31, 2004 and 2003, we have incurred management fees to Frontline of $235,200 and $273,547, respectively. As at December 31, 2004 and 2003, an amount of $nil and $122,079 was due to Frontline in respect of these management fees and costs incurred. In addition, certain amounts have been recharged at cost between both the companies. As at December 31, 2004 an amount of $177,000 (2003:$12,501) was due from Frontline in respect of these recharges.

          We believe that the compensation we pay to Frontline Management for its administrative and management services is not more than the price we would have paid to third parties in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

          Greenwich Holdings Limited ("Greenwich") - Newbuilding credit facilities. Greenwich is indirectly controlled by our chairman, John Fredriksen. During 2001 and 2002 Greenwich entered into loan agreements with Nordea Bank Norge ASA and Den norske Bank ASA, as lenders and Nordea, as facility agent and security agent. Pursuant to separate promissory notes, Greenwich on-loaned the proceeds of its credit facilities with Nordea and Den norske Bank ASA to us. We obtained loans totalling $85.3 million and $16.3 million from Greenwich during 2001 and 2002 respectively. During 2003 these loans were fully repaid.

          In the years ended December 31, 2004 and 2003, we paid interest of $nil and $779,000, respectively to Greenwich in respect of these loan facilities. At December 31, 2004 no interest due to Greenwich was outstanding (2003: $nil).

          In relation to the loans from Greenwich noted above the Company paid loan arrangement fees directly to the lending banks. These fees during the years ended December 31, 2004 and 2003 amounted to $nil, and $81,756 respectively.

     Faraway Maritime Limited

          During the year ended December 31, 2004 Faraway Maritime Shipping Inc., which is 60 per cent owned by us and 40 per cent owned by China Petroleum Corporation ("CPC"), paid dividends totalling $nil (2003: $4.2 million).

     Graeme McDonald

          Golar Management held a promissory note executed by Mr. McDonald, an officer of the Company, on April 21, 1998, under which Mr. McDonald promised to pay to Golar Management the principal sum of (pound)20,900 in monthly instalments of (pound)318. The note carried an interest rate of three per cent. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2003 and 2002 was (pound)1,158 and (pound)4,974 or approximately $2,000 and $9,000, respectively. The promissory note was repaid in full during early 2004.

C.   Interests of Experts and Counsel

          Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information

          See Item 18.

Legal Proceedings

          There are no legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us, our financial condition, profitability, liquidity or our results of operations. From time to time in the future we or our subsidiaries may be subject to various legal proceedings and claims in the ordinary course of business.

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

         The following table sets forth, for the two most recent fiscal years from January 1, 2002 and for the first quarter of 2005, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                                             OSE                               NASDAQ
                                                    High               Low               High             Low

First Quarter 2005                              NOK98.50           NOK78.00            $15.75           $12.50

Fiscal year ended December 31
2004                                             NOK125.50         NOK85.50            $18.66           $12.31
2003                                             NOK99.00          NOK35.00            $14.95           $5.00
2002                                             NOK62.00          NOK35.00            $7.75            $6.00

          The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2003, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                                             OSE                              NASDAQ
                                                      High              Low              High              Low
Fiscal year ended December 31, 2004
First quarter                                    NOK125.50         NOK94.50            $18.36           $14.26
Second quarter                                   NOK108.50         NOK85.75            $15.71           $12.31
Third quarter                                    NOK110.00         NOK93.50            $15.83           $13.11
Fourth quarter                                   NOK121.25         NOK85.50            $18.66           $13.83

                                                             OSE                              NASDAQ
                                                      High              Low              High              Low
Fiscal year ended December 31, 2003
First quarter                                     NOK45.00         NOK35.00             $6.75            $5.50
Second quarter                                    NOK78.00         NOK36.00            $10.95            $5.00
Third quarter                                     NOK91.00         NOK67.50            $12.14            $9.49
Fourth quarter                                    NOK99.00         NOK74.50            $14.95           $11.74

          The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the Nasdaq National
Market.

                                                             OSE                              NASDAQ
                                                      High              Low              High              Low
May 2005                                          NOK81.50         NOK72.00            $13.04           $11.50
April 2005                                        NOK86.50         NOK73.25            $13.37           $11.60
March 2005                                        NOK89.50         NOK78.00            $14.10           $12.50
February 2005                                     NOK91.25         NOK84.50            $14.55           $12.95
January 2005                                      NOK98.50         NOK85.75            $15.75           $13.26
December 2004                                     NOK94.00         NOK85.50            $15.25           $13.83

* On May 31, 2005, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.396 to one U.S. Dollar.

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

          The minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of three directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

C.   Material contracts

          Leases

          In April 2003 we entered into a lease finance arrangement in respect to five of our LNG carriers with a subsidiary of a major UK bank, to which we refer as the UK Lessor. The five vessels are the Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur. As part of the UK vessel lease arrangement, we sold five of our vessel-owning subsidiaries that owned the relevant vessels to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiaries to us. Each of the five companies, now owned by the UK Lessor, subsequently entered into 20 year leases with Golar Gas Holding Company Inc., or GGHC, a wholly owned subsidiary or ours. GGHC in turn subleased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of assuming the business of operating each of the these vessels. While the UK Lessor has legal title to the vessels, the lease are all bareboat charters that give us complete operational control over, and responsibility for, the vessels. In addition, on expiration of the leases, we act as exclusive sales agent for the UK vessel lessor and receive 99.9 per cent of the net proceeds in the form of a rebate to us of lease rentals. However, we may not time charter the vessels to charterers, other than BG and Pertamina that have credit ratings below BBB+, without the UK Lessor's consent.

          We used $325 million of the proceeds that we received together with $17.5 million of our cash reserves to repay two existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. We then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favour of our subsidiary GGHC as security for the lessor's obligations to pay certain sums to GGHC under the vessel lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the vessel lease finance arrangement were used to make deposits with two banks amounting to $414.5 million. These banks then issued letters of credit securing our obligations under the vessel leases amounting to the present value of rentals due under the leases. Lease rentals are payable quarterly. At the end of each quarter the required deposit to secure the present value of rentals due under the UK vessel leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds released as a result of the reduction in the required deposit are available to pay the UK vessel lease rentals due at the end of the same quarter. After making this deposit and settling all outstanding fees relating to the transaction, our approximate cash inflow was approximately $32.5 million.

          Each of the five UK vessel leases is for a period of 20 years that may be extended by us annually thereafter as long as the vessels remain seaworthy, and we are not otherwise in default of the leases. The principal security is comprised of two cash deposits with two different banks that have issued letters of credit securing our obligations under the UK vessel leases. The deposits are equal to the net present value of the minimum lease payments. In addition to the letters of credit. the UK Lessor's security includes a guarantee from us and a third priority; pledge of the capital stock of our shipowning subsidiaries that have subleased the vessels from GGHC, and an assignment of those vessels' earnings, insurance, and charters to the UK Lessor. We have also indemnified the UK Lessor against, among other things, increases in tax costs. We may terminate the UK vessel leases by paying the UK Lessor a termination rental in such an amount as will reduce the Lessor's investment balance, after taking into account all tax effects, to zero. The UK vessel leases provide that we will receive 99.9% of the net proceeds of any sale of the vessels by the UK Lessor in the form of a rebate of lease rentals, subject to claims by third parties, our lenders, and the UK Lessor itself. If we terminate the UK vessel leases within the first five years we would be liable to a termination fee which would also be charged against the net proceeds. In addition, we have agreed to indemnify the UK Lessor for any adverse tax consequences or rulings, which could result in our returning all or a portion of the cash inflow that we have received, posting additional security, or making other payments to the UK Lessor.

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

          Golar Gas Holding Facility

          In March 2005, we entered into a refinancing in respect of the New Golar LNG Facility and the New Golar LNG subordinated facility. The new first priority loan, or Golar Gas Holding Facility, is for an amount of $300 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of 6 years and is repayable in 24 quarterly instalments and a final balloon payment of $79.4 million payable on April 14, 2011.

          The Golar Gas Holding Facility is secured by a mortgage executed by the UK Lessor in favour of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks. Additionally, the mortgages of the Golar Gas Holding Facility are secured by a guarantee from us, a pledge of the capital stock of our shipowning subsidiaries, and an assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreement and related documents also contain a number of restrictive covenants that, subject to specified exceptions, limit our ability and the ability of Golar Gas Holding Company and our shipowning subsidiaries' to among other things:

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

          The agreement also contains an event of default if, among other things, John Fredriksen and his affiliated entities cease to be the beneficial or legal owner of at least 25 per cent of our common shares except where the dilution is as a result of the introduction of additional capital.


D.   Exchange Controls

          None

E.   Taxation

          The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

Taxation of Operating Income: In General

United States Taxation of our Company

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

          Unless exempt from U.S. taxation under Section 883 of the Code, or under the United States-United Kingdom Income Tax Treaty in effect for the calendar year 2004 (the "Treaty") in the case of the vessels operated by our United Kingdom subsidiaries, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

          Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 2002, 2003 and 2004 the U.S. source income that we derived from our vessels trading to U.S. ports was $8,435,000, $14,283,000 and $22,005,000, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883 and the treaty, as described below, would have been $337,400, $571,320 and $880,000, respectively.

Application of Code Section 883

          The ensuing discussion is applicable to, and references to "subsidiaries" shall mean, only those of our subsidiaries that are incorporated under the laws of jurisdictions other than the United Kingdom. Under Section 883 of the Code and the regulations thereunder, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

          o we and each subsidiary are organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under
               Section 883, which we refer to as "the country of organization requirement"; and

          o    either

               - more than 50 per cent of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, which we refer to as the "ownership requirement"; or

               - our stock is "primarily and regularly traded on an established securities market" in our country of organization, another qualified foreign country, or the United States, which we refer to as the "publicly-traded requirement."

          The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation and (ii) the country of incorporation of each of our non-United Kingdom subsidiaries, as a qualified foreign country. Accordingly, we and each such subsidiary satisfy the country of organization requirement.

          Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which we refer to as the "final regulations." These regulations are effective for calendar year taxpayers like ourselves beginning with the calendar year 2005. However, for purposes of the discussion below, we have assumed that such regulations are effective for calendar year 2004.

          Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the "ownership requirement." However, as described below, we believe that we will be able to satisfy the "publicly-traded requirement."

          Our stock was "primarily traded" on the Oslo Stock Exchange, an established securities market in a qualified foreign country, during 2004. The final regulations provide, in pertinent part, that our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50 per cent or more of the outstanding shares of our stock, by vote and value, is owned, for more than half the days of the taxable year, by persons who each own 5 per cent or more of the vote and value of the outstanding shares of that stock, known as the "5 per cent override rule". The 5 per cent override rule will not apply, however, if we can establish that individual residents of qualified foreign countries, which we refer to as "qualified shareholders", own sufficient shares of our stock to preclude non-qualified shareholders from owning 50 per cent or more of the total vote and value of our stock for more than half the number of days during the taxable year which we refer to as the "5 per cent override exception".

          Based on our existing shareholdings, we would not presently be subject to the 5 per cent override rule for 2004. Therefore, we believe that we satisfy the publicly- traded requirement and therefore, are entitled to exemption from U.S. federal income tax under Section 883 in respect of our U.S.-source shipping income.

          However, if we were to be subject to the 5 per cent override rule in the future (as a result of changes in ownership of our shares), it may be difficult for us to establish that we qualify for the 5 per cent override exception. If we were not eligible for the exemption under Section 883, our U.S.-source shipping income would be subject to U.S. federal income tax as described in more detail below.

United States-United Kingdom Income Tax Treaty

          Our United Kingdom subsidiaries are eligible to claim the benefits of the Treaty for 2004.

          Article 8 of the Treaty provides, in pertinent part, that profits derived from "the operation of ships in international traffic" shall be taxable only in the United Kingdom. Since all the U.S. source shipping income of our United Kingdom subsidiaries for 2004 was derived from the operation of ships in international traffic, all such income is exempt from U.S. federal income tax.
Article 8 also exempts from U.S. federal income tax gain derived by our United Kingdom subsidiaries from the sale of their vessels operated in international traffic.

         While Article 16 of the Treaty imposes certain beneficial ownership requirements and other limitations on companies claiming benefits under the Treaty, this Article does not extend to benefits claimed under Article 8.

Taxation in Absence of Internal Revenue Code Section 883 or Treaty Exemption

          To the extent the benefits of Section 883 or the Treaty are unavailable with respect to any item of U.S. source income, our U.S.-source shipping income would be subject to a 4 per cent tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50 per cent of our shipping income would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2 percent.

Gain on Sale of Vessels

          To the extent any of our vessels makes more than an occasional voyage to U.S. ports, we may be considered to be engaged in the conduct of a U.S. trade or business. As a result, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income at a combined rate of up to 54.5 per cent. However, to the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to U.S. source gain.

U.S. Taxation of U.S. Holders

          The term "U.S. holder" means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and owns our common shares as a capital asset, generally, for investment purposes.

          If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

          Any distributions made by us with respect to our common shares to a U.S. holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that dividends paid by us to a non-corporate U.S. holder will be eligible for preferential U.S. federal income tax rates (through 2008) provided that the U.S. non-corporate holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend. However, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a non-corporate U.S. holder. Any dividends paid by us, which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. holder.

          Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain.

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

Passive Foreign Investment Company

          Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. holders (or to the direct or indirect beneficial owners of some non-U.S. holders) if we are treated as a "passive foreign investment company" for United States federal income tax purposes. We will be a "passive foreign investment company" if either:

          o at least 75 per cent of our gross income in a taxable year is passive income; or

          o at least 50 per cent of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.

          For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25 per cent or more of the value of the subsidiary's stock. To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not passive income for passive foreign investment company purposes. However, passive income would include amounts derived by reason of the temporary investment of funds raised in an offering and amounts derived through spot trading of LNG for our own account.

          On the basis of the above, we believe that we are not currently a passive foreign investment company and do not expect to be a passive foreign investment company in the foreseeable future. However, there can be no assurance that we will not become a passive foreign investment company in any year.

          If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. holder who is treated as owning our shares during any period in which we are so classified, for purposes of the passive foreign investment company rules would be liable to pay tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. holder's entire holding period of our shares. An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. holder to the extent that the amount of those distributions exceeds 125 per cent of the average distributions made by the passive foreign investment company during a specified base period. The tax at ordinary rates and interest would not be imposed if the U.S. holder makes a mark-to-market election, as discussed below. Furthermore, any distributions paid by us to a U.S. non-corporate holder would not be eligible for the preferential federal income tax rates described above under "Distributions."

          In some circumstances, shareholder in a passive foreign investment company may avoid the unfavorable consequences of the passive foreign investment company rules by making a qualified electing fund election. However, a U.S. holder cannot make a qualified electing fund election with respect to us unless we comply with certain reporting requirements and we do not intend to provide the required information.

          If we become a passive foreign investment company and, provided that, as is currently the case, our shares are regularly traded on a "qualified exchange," a U.S. holder may make a mark-to-market election with respect to our shares. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. holder's adjusted basis in the shares is included in the U.S. holder's income as ordinary income. In addition, the excess, if any, of the U.S. holder's adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. holder included in income in previous years. If a U.S. holder makes a mark-to-market election after the beginning of its holding period, the U.S. holder does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

Backup Withholding and Information Reporting

          In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. holder and you:

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

F.   Dividends and Paying Agents

          Not Applicable

G.   Statements by Experts

          Not applicable

H.   Documents on display

          Our Registration Statement effective became effective on November 29, 2002 and we are now subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this document and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.  Subsidiary Information

         Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to various market risks, including interest rate and foreign currency exchange risks. We do not enter into derivative instruments for speculative or trading purposes. In certain situations, we may enter into derivative instruments to achieve an economic hedge of the risk exposure. Since adoption of FAS 133, certain economic hedge relationships no longer qualify for hedge accounting due to the extensive documentation and strict criteria of the standard.

          Interest rate risk. A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

          As of December 31, 2004 and 2003 the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $293.7 million and $171.8 million, respectively and the amount of debt with a fixed rate of interest was $135 million and $105 million respectively. The principal of the loans and net capital lease obligations outstanding as of December 31, 2004 and 2003 was $805.0 million and $655.2 million, respectively. Based on our floating rate debt at December 31, 2004, a one percentage point increase in the floating interest rate would increase interest expense by $3.7 million per annum. For disclosures of the fair value of the derivatives and debt obligations outstanding as of December 31, 2004 and 2003, see Note 24 to the Financial Statements. Since December 31, 2004 we have entered into a further $215 million of interest rate swaps, $105 million of which relates to the lease in respect of hull 2226, which commences in January 2006 on delivery of the vessel.

          Foreign currency risk. Except in the course of our vessel leases, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, primarily British Pounds
(GBP) and Euros, in relation to management offices we have in the UK and Spain. Based on our GBP and Euro expenses for 2004 a 5% depreciation of the US Dollar against both GBP and Euros would increase our expenses by $0.5 million.

          In addition our 21 per cent investment in Korea Line is exposed to some extent to fluctuations of the US dollar against the South Korean Won. Whilst Korea Line's functional currency is US dollar's some of its cash flows are denominated in Won and its shares are traded in Won. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows and investments.

          We are exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are both denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations. We use cash from the deposits to make payments in respect of our leases. Gains or losses that we incur are unrealised unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations. Among other things movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits. Based on these lease obligations and related cash deposits as at December 31, 2004, a 5% appreciation in the US Dollar against GBP would give rise to a loss of $1.4 million.

          In April 2004 we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP. However, the cash deposit which secures the letter of credit which is used to secure the lease obligation is significantly less than the lease obligation itself. We refer to this as a `funded' lease. We are therefore exposed to currency movements on the difference between the lease obligation and the cash deposit, approximately $129 million as at December 31, 2004. In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminated this lease.


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

ITEM 16.  RESERVED

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

          The Company does not currently have a separate audit committee. The Company is required and expects to establish an audit committee by July 31, 2005. At that time the Company will make the determination whether to include a financial expert on that committee.

ITEM 16 B. CODE OF ETHICS.

          The Company has adopted a Code of Ethics, filed as Exhibit 14.1 to this Annual Report that applies to all employees. Furthermore, a copy of our Code of Ethics can be found in our website (www.golarlng.com).

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

         Fiscal year ended December 31, 2004                      $1,120,672
         Fiscal year ended December 31, 2003                       $ 447,191

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

         Fiscal year ended December 31, 2004                      $125,672
         Fiscal year ended December 31, 2003                      $ 91,263


     (c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

         Fiscal year ended December 31, 2004                       $   -0-
         Fiscal year ended December 31, 2003                       $ 7,419

     (d)  All Other Fees

          For the fiscal years ended December 31, 2004 and 2003, there have been no professional services rendered by the principal accountant for services other than audit fees, audit-related fees and tax fees set forth above.

     (e)  Audit Committee's Pre-Approval Policies and Procedures

          The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2004 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          See Item 6(C).

ITEM 17.  FINANCIAL STATEMENTS

          Not applicable.

ITEM 18. FINANCIAL STATEMENTS

          We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-37.

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

8.1              Golar LNG Limited subsidiaries

11.1             Golar LNG Limited Code of Ethics.

12.1             Certification  of  the  Principal  Executive  Officer  under
                 Section 302 of the Sarbanes-Oxley Act of 2002

12.2             Certification  of the  Principal  Accounting  Officer  under
                 Section 302 of the Sarbanes-Oxley Act of 2002

13.1 Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

13.2 Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Accounting Officer

15.1 Korea Line Corporation financial statements provided pursuant to Regulation S-X Rule 3-09.

* Incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Golar LNG Limited
                                           -------------------------------------
                                                   (Registrant)

Date  June 30, 2005                       By      /s/ Graham Robjohns
    -----------------------------           ----------------------------------
                                                      Graham Robjohns
                                                    Principal Accounting Officer

                                GOLAR LNG LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                            Page

Report of Independent Registered Public Accounting Firm......................F-2

Audited Consolidated Statements of Operations for the years ended
  December 31, 2004, 2003, and 2002 .........................................F-3

Audited Consolidated Statements of Comprehensive Income for the years ended December 31, 2004, 2003, and 2002 ...................................F-4

Audited Consolidated Balance Sheets as of December 31, 2004 and 2003.........F-5

Audited Consolidated Statements of Cash Flows for the years ended
  December 31, 2004, 2003, and 2002 .........................................F-6

Audited Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 2004, 2003, and 2002 .....................F-7

Notes to Consolidated Financial Statements...................................F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Golar LNG Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, 2003, and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements under the heading "Restatement", the Company changed its accounting for an available for sale investment to the equity method and restated its shareholders' equity as at December 31, 2003.



PricewaterhouseCoopers LLP
West London, United Kingdom
June 30, 2005

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 (in thousands of $, except per share data)

                                       Note      2004        2003           2002

Operating revenues
Time charter revenues                         159,854     122,198       129,076
Voyage charter revenues                         2,412       9,062             -
Vessel management fees                          1,144       1,505         1,535
                                            ---------   ---------     ----------
Total operating revenues                      163,410     132,765       130,611
Operating expenses
Vessel operating expenses                      35,759      30,156        28,061
Voyage expenses                                 2,561       2,187             -
Administrative expenses                         8,471       7,138         6,127
Depreciation and amortization                  40,502      31,147        31,300
                                            ---------   ---------     ----------
Total operating expenses                       87,293      70,628        65,488
                                            ---------   ---------     ----------
Operating income                               76,117      62,137        65,123
                                            ---------   ---------     ----------
Financial income (expenses)
Interest income                                31,879      14,800         1,073
Interest expense                              (61,987)    (37,157)      (23,553)
Other financial items                    6      4,804       7,217       (17,887)
                                            ---------   ---------     ----------
Net financial expenses                        (25,304)    (15,140)      (40,367)
                                            ---------   ---------     ----------
Income before equity in net earnings
 of investee, income taxes and
 minority interest                             50,813      46,997        24,756
                                            ---------   ---------     ----------
Minority interest in net income
 of subsidiaries                               (7,575)     (7,052)        2,469
Income taxes                             7       (420)       (375)          (88)
Equity in net earnings of investee      10     13,015           -             -
                                            ---------   ---------     ----------
Net income                                     55,833      39,570        27,137
                                            ---------   ---------     ----------


Earnings per share                       8
Basic                                           $0.85       $0.68         $0.48
Diluted                                         $0.84       $0.68         $0.48



The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002 (in thousands of $)

                                       Note      2004        2003           2002
                                                        (restated)

Net income                                     55,833      39,570        27,137

Other Comprehensive income (loss),
 net of tax:
  Recognition of minimum
   pension liability                            6,235      (3,102)       (5,398)
                                            ---------   ---------     ----------
Other comprehensive income (loss)               6,235      (3,102)       (5,398)


Comprehensive income                           62,068      36,468        21,739


The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2004 and 2003
(in thousands of $)

                                                 Note        2004           2003
ASSETS                                                                (restated)
Current Assets
Cash and cash equivalents                                  51,598       117,883
Restricted cash and short-term investments         16      41,953        32,095
Trade accounts receivable                          11         572         1,488
Other receivables, prepaid expenses and
 accrued income                                    12      18,230        15,907
Amounts due from related parties                   13         294           180
Inventories                                                 3,556         3,203
                                                        ---------     ----------
Total current assets                                      116,203       170,756

Restricted cash                                    16     714,802       623,179
Equity in net assets of non-consolidated
 investee                                          10      48,869        12,176
Newbuildings                                       14     145,233       207,797
Vessels and equipment, net                         15     371,867       211,098
Vessels under capital leases, net                  16     706,516       553,385
Deferred charges                                   17       6,720         5,480
Other long term assets                              7         119            97
                                                        ---------     ----------
Total assets                                            2,110,329     1,783,968

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt                  21      66,457        61,331
Current portion of obligations under
 capital leases                                    16       2,662            -
Trade accounts payable                                      2,940         5,106
Accrued expenses                                   18      17,054        20,035
Amounts due to related parties                                374           600
Other current liabilities                          19      26,407        35,049
                                                        ---------     ----------
Total current liabilities                                 115,894       122,121
Long-term liabilities
Long-term debt                                     21     636,497       593,904
Obligations under capital leases                   16     842,853       616,210
Other long-term liabilities                        22      86,033        94,226
                                                        ---------     ----------
Total liabilities                                       1,681,277     1,426,461

Commitments and contingencies (See Note 27)
Minority interest                                          26,282        18,706

Stockholders' equity
  Share capital (65,612,000 common shares
   of $1.00 each, issued and outstanding)          23      65,612        65,612
  Additional paid-in capital                              210,779       208,878
  Accumulated other comprehensive income                   (3,737)       (9,972)
  Retained earnings                                       130,116        74,283
Total Stockholders' equity                                402,770       338,801
                                                        ---------     ----------
Total liabilities and stockholders' equity              2,110,329     1,783,968

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 (in thousands of $)

                                       Note      2004        2003           2002
Operating activities
Net income                                     55,833      39,570        27,137
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
   Depreciation and amortization               40,502      31,147        31,300
   Amortization of deferred charges             1,270       1,574          972
   Undistributed net earnings of
    non-consolidated investee                 (12,844)          -             -
   Income (loss) attributable to
    minority interests                          7,575       7,052        (2,469)
   Unrealized foreign exchange gains            5,161      (2,993)            -
   Drydocking expenditure                     (13,299)    (12,737)       (1,600)
   Trade accounts receivable                      916      (1,488)          188
   Inventories                                   (353)       (721)          168
   Other receivables, prepaid expenses
    and accrued income                         (2,201)    (13,149)         (156)
   Amount due from/to related companies          (340)         59          (427)
   Trade accounts payable                      (2,166)      2,105         1,006
   Accrued expenses                               (16)      9,863         3,518
   Interest element included in longterm
    lease obligations                           6,321      2,660
   Other current liabilities                   (4,331)    (2,865)        11,579
                                            ---------   ---------     ----------
       Net cash provided by
        operating activities                   82,028     60,077         71,216

Investing activities
   Additions to newbuildings            14   (278,560)   (77,783)      (158,815)
   Additions to vessels and equipment          (8,232)    (6,308)        (5,912)
   Long-term restricted cash                  (37,515)  (543,643)             -
   Investment in associated companies         (21,948)   (12,176)             -
   Restricted cash and short-term
     investments                               (9,858)   (18,605)         1,403
                                            ---------   ---------     ----------
       Net cash used in
        investing activities                 (356,113)  (658,515)      (163,324)

Financing activities
   Proceeds from long-term debt         21    110,000    506,128        194,335
   Proceeds from short term debt
     due to related parties             21          -          -         16,259
   Proceeds from long-term capital
     lease obligations                        163,715    616,298              -
   Repayments of long-term capital
     lease obligations                           (894)         -              -
   Repayments of long-term debt               (62,281)  (528,505)       (41,054)
   Repayment of long term debt due
     to related parties                             -    (32,703)       (68,834)
   Financing costs paid                        (2,740)    (2,140)        (3,424)
   Dividends paid to minority
     shareholders                       25          -     (1,695)       (10,002)
   Proceeds from issuance of equity
     net of issuance costs                          -    106,197              -
                                            ---------   ---------     ----------
          Net cash provided by
           financing activities               207,800    663,580         87,280

Net (decrease) increase in cash
  and cash equivalents                        (66,285)    65,142         (4,828)
Cash and cash equivalents at
  beginning of period                         117,883     52,741         57,569
Cash and cash equivalents at
  end of period                                51,598    117,883         52,741

Supplemental disclosure of cash flow information:
Cash paid during the year for:
       Interest paid, net of
        capitalized interest                   34,592     36,551         25,603
       Income taxes paid                          356         66            321

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002
(in thousands of $, except number of shares)



                                         Note   Share       Additional    Accumulated     Retained            Total
                                                 Capital     Paid in         Other        Earnings         Stockholders'
                                                             Capital     Comprehensive                        Equity
                                                                            Income

                                                                           (restated)                       (restated)

Balance at December 31, 2001                       56,012       112,281        (1,472)         7,576          174,397

Net income                                              -             -              -        27,137           27,137
Other comprehensive loss                                -             -        (5,398)             -          (5,398)

Balance at December 31, 2002                       56,012       112,281        (6,870)        34,713          196,136

Issue of ordinary shares, net of          23        9,600        96,597              -             -          106,197
issuance costs
Net income                                              -             -              -        39,570           39,570
Other comprehensive loss                                -             -        (3,102)             -          (3,102)

Balance at December 31, 2003 (restated)
                                                   65,612       208,878        (9,972)        74,283          338,801

Net income                                              -             -              -        55,833           55,833
Other comprehensive gain                                -             -          6,235             -            6,235
Equity in gain on disposal of treasury
shares by investee                        10                      1,901                                         1,901

Balance at December 31, 2004                       65,612       210,779        (3,737)       130,116          402,770


The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

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

On May 21, 2001, Golar entered into purchase agreements with Osprey and Seatankers to purchase its LNG shipping interests for a total purchase price of $530.9 million. These LNG shipping interests comprised the ownership of LNG carriers, a contract and options to build LNG vessels and a management organization that provides management services for LNG carriers owned by the Company. To finance the purchase of the LNG operations, the Company raised $280 million through the placement in Norway of 56 million shares at a price of $5.00 per share. Osprey subscribed for 28 million shares with the remaining 28 million shares being subscribed by private investors. In addition a wholly owned subsidiary of the Company raised $325 million through a credit facility secured by the underlying vessels. As at the date of acquisition, Mr. John Fredriksen indirectly controlled 50.01% of the Company through the initial 12,000 shares issued at the Company's formation and the 28 million shares purchased by Osprey.

As required under generally accepted accounting principles in the United States, the purchase by the Company of its LNG operations was treated as a transaction between the entities under common control. The Company recorded the LNG assets and liabilities acquired at the amounts previously reflected in the books of Osprey and Seatankers on what is known as a "predecessor basis".

The original acquisition of Osprey by World Shipholding had been accounted for as a purchase transaction and the fair value of the net assets acquired exceeded the purchase price paid by World Shipholding. As such the negative goodwill associated with the acquisition had been allocated to reduce the value of the vessels.

The difference between the purchase price paid by the Company for its LNG operations and the net assets recorded in the Company's books using the predecessor basis of $107.5 million was reflected as reduction in equity.

On June 18, 2003 World Shipholding acquired Osprey's shareholding in Golar. As of December 31, 2004, Mr. John Fredriksen indirectly controlled 42.7 per cent of the Company.

As of December 31, 2004 the Company operated a fleet of nine (December 31, 2003: seven) LNG carriers, seven of which are under long-term charter contracts. Additionally, as of December 31, 2004, the Company was building four new LNG carriers. Since December 31, 2004 the Company has taken delivery of one of the new buildings. The Company currently leases seven (December 31, 2004: seven) of its vessels under long-term lease agreements and has a 100 per cent ownership interest in two vessels (December 31, 2004: one) and a 60 per cent ownership interest in one (December 31, 2004: one) other vessel, the Golar Mazo. As of June 30, 2005 the three remaining newbuildings are being built at a cost of $472 million excluding financing costs. These newbuildings are scheduled for delivery between February 2006 and July 2007.

As of June 30, 2005 the Company believes it will have sufficient facilities to meet its anticipated funding needs until May 2006. However, the Company does not currently have sufficient facilities to meet payments, in respect of its two unfinanced newbuildings, due in May 2006 and thereafter. Additional facilities of $242 million will be required to meet commitments under the newbuilding construction program for the two unfinanced newbuildings due in May 2006 and thereafter. The construction contracts include penalty clauses for non-payment of instalments, which could result in the yards retaining the vessels with no compensation to Golar for advance payments previously made. The Company expects that funds required to meet the commitments in May 2006 and thereafter will be provided from a combination of cash reserves, debt financing, lease arrangements and cash flow from operations. The Company has successfully financed four newbuilding vessels without long-term charter coverage within the past 15 months. This success and experience, among other things, leads the Company to believe that it will be able to obtain sufficient facilities to meet its newbuilding commitments as they fall due. Accordingly, the financial statements have been prepared on a going concern basis of accounting.

2.    ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions have been eliminated.

Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Equity in net assets of non-consolidated investee" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in net earnings of investee". The difference, if any, between the purchase price and the book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Equity in net assets of non-consolidated investee".

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

Restatement

During the fourth quarter of 2003, through a series of step acquisitions, the Company acquired a 9.94% interest in Korea Line Corporation ('KLC'), a shipping company listed on the Korean Stock Exchange, and accounted for the investment as an "available for sale" marketable security. By May 2004, after additional purchases of common shares in KLC, the Company's interest increased to 21.09%. Because the Company believes that the increase in its level of ownership has given it the ability to exercise significant influence over the investee's operating and financial policies, the Company has retroactively changed its accounting for KLC to the equity method, in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock".

The retroactive change to the equity method of accounting resulted in a decrease in stockholders' equity of $1.6 million as of December 31, 2003, because of the reversal of an unrealised gain on the "available for sale" marketable securities, that was recorded in the consolidated statement of comprehensive income when the investment was accounted for as an "available for sale" marketable security. Stockholders' equity previously reported as of December 31, 2003 was $340.4 million, while stockholders' equity reported in these consolidated financial statements as of December 31, 2003 is $338.8 million. The restatement had no effect on net income for periods prior to and including the year ended December 31, 2003 because the acquisitions occurred towards the end of the fourth quarter of 2003 and the Company's amount of equity in the net earnings of the investee for the fourth quarter of 2003 was not material. See
Note 10 for additional information.

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

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $nil, $2,843,000 and $163,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Vessel operating costs include an allocation of administrative overheads that relate to vessel operating activity which includes certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. For the years ended December 31, 2004, 2003 and 2002, $3,252,750, $2,375,000 and $2,250,000
have been allocated to vessel operating costs, respectively.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula. The formula used to allocate net pool revenues allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. The pool arrangements require the participants to pay and account for voyage expenses, and distribute gross pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for net pool revenues allocated by these pools as "Time charter revenues" in its statement of operations.

Cash and cash equivalents

The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments. The Company considers all short-term investments as held to maturity in accordance with Statement of Financial Accounting Standards No.115 "Accounting for Certain Investments in Debt and Equity Securities". These investments are carried at amortized cost. The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment. Also included in vessels and equipment is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

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

Derivatives

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. The Company applies SFAS 133, "Accounting for Derivatives and Hedging Activities", which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

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

Stock-based compensation

The Company will adopt FASB No. 123R, Share Based Payment beginning January 1, 2006. Under SFAS 123 "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged, but not required, to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees". Had compensation costs been calculated and accounted for in accordance with the fair value method recommended in SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(in thousands of $, except per share data)       2004          2003        2002

Net income
    As reported                                55,833        39,570      27,137
    Add: Stock-based employee compensation
      expense in reported net income under
      APB 25, net of tax                            -             -          57
    Less: Total stock-based compensation
      expense  determined under SFAS 123
      fair value method for all awards,
      net of tax                                    -             -        (390)
    Pro-forma                                  55,833        39,570      26,804

Basic earnings per share
    As reported                                 $0.85         $0.68       $0.48
    Pro-forma                                   $0.85         $0.68       $0.48

Diluted earnings per share
    As reported                                 $0.84         $0.68       $0.48
    Pro-forma                                   $0.84         $0.68       $0.48

Earnings per share

Basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (see Note 8).

Pensions

Defined benefit pension costs, assets and liabilities are recognized in accordance with SFAS 87 "Employer's Accounting for Pensions", which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, part of the deficit of plan obligations over plan assets has been recognised in the balance sheet, with the remainder of the unrecognised actuarial losses spread over the employees' remaining service lifetimes. A minimum liability is recognized equal to the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represents the contributions payable to the scheme in respect of the accounting period.

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

Income Taxes

Income taxes are based on income before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

3.    SUBSIDIARIES AND INVESTMENTS

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2004. Unless otherwise indicated, we own 100 per cent of each subsidiary.


Name                                        Jurisdiction of Incorporation    Purpose

Golar Gas Holding Company Inc.              Republic of Liberia              Holding  Company  and leases five
                                                                             vessels
Golar Maritime (Asia) Inc.                  Republic of Liberia              Holding Company
Gotaas-Larsen Shipping Corporation          Republic of Liberia              Holding Company
Oxbow Holdings Inc.                         British Virgin Islands           Holding Company
Faraway Maritime Shipping Inc. (60%         Republic of Liberia              Owns Golar Mazo
ownership)
Golar LNG 2215 Corporation                  Republic of Liberia              Leases Methane Princess
Golar LNG 1444 Corporation                  Republic of Liberia              Owns Golar Frost
Golar LNG 1460 Corporation                  Republic of Liberia              Owns Golar Viking
Golar LNG 2220 Corporation                  Republic of Liberia              Leases Golar Winter
Golar LNG 2234 Corporation                  Republic of Liberia              Owns newbuilding Hull 2234
Golar LNG 2244 Corporation                  Republic of Liberia              Owns newbuilding Hull 2244
Golar Liberia Inc                           Republic of Liberia              Owns newbuilding Hull 2226(1)
Golar International Ltd.                    Republic of Liberia              Vessel management
Golar Maritime Services, S.A.               Spain                            Vessel management
Gotaas-Larsen International Ltd.            Republic of Liberia              Vessel management
Golar Management Limited                    Bermuda                          Management
Golar Maritime Limited                      Bermuda                          Management
Golar Management (UK) Limited               United Kingdom                   OperatesiGolarUFreezeited
Golar Khannur (UK) Limited                  United Kingdom                   Operates Khannur
Golar Gimi (UK) Limited                     United Kingdom                   Operates Gimi
Golar Hilli (UK) Limited                    United Kingdom                   Operates Hilli
Golar Spirit (UK) Limited                   United Kingdom                   Operates Golar Spirit
Golar Winter (UK) Limited                   United Kingdom                   Operates Golar Winter

--------------
1 As at December 31, 2004, Golar Liberia Inc owned newbuilding Hull 2226. In April 2005 the Company signed a lease agreement in respect of its newbuilding Hull 2226 and novated the shipbuilding contract to the financial institution acting as lessor, therefore as from April 2004 Golar Liberia Inc no longer owned Hull 2226.


4.    ADOPTION OF NEW ACCOUNTING STANDARDS

FAS 151

In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs--an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, `Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will adopt FAS 151 on January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position.

FAS 123R

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. The Company will adopt FAS 123R effective January 1, 2006. The Company has determined that this will not have an immediate impact upon Golar's financial statements because as at December 31, 2004 all of Golar's stock options are fully vested.

FAS 153

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company will adopt FAS 153 for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position.

EITF 03-01

In June 2004, the Emerging Issues Task Force finalized Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). The issue was intended to address the meaning of "other-than-temporary" impairment and its application to certain investments in debt and equity securities. A consensus was reached regarding disclosure requirements concerning unrealized losses on available-for-sale debt and equity securities accounted for under Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115) and Financial Accounting Standard No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations (FAS 124). The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 31, 2003, for investments accounted for under SFAS Nos. 115 and 124. For all other investments within the scope of this EITF, the disclosures are effective for fiscal years ending after June 15, 2004. Additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The Company currently does not have investments that fall within the scope of EITF 03-01, and has therefore concluded that the guidance will not have an impact on its consolidated results of operations or financial position.

FAS 154

In May 2005, the FASB issued Financial  Accounting  Standard No. 154, Accounting
Changes and Error Corrections (FAS 154). FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, the Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, the Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company will adopt FAS 154 for accounting changes and corrections of errors made beginning January 1, 2006.

5.    SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. During 2004, 2003 and 2002, the vast majority of the Company's fleet operated under time charters and these charters were with two charterers, Pertamina and BG Group plc. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

Revenues in each of the years ended December 31, 2004, 2003 and 2002 from Pertamina, the state-owned oil and gas company of Indonesia and BG Group plc, headquartered in the United Kingdom, were $65.6 million and $82.2 million; $61.9 million and $64.8 million; and $61.0 million and $68.1 million respectively.

6.    OTHER FINANCIAL ITEMS

(in thousands of $)                               2004        2003          2002

Amortization of deferred financing costs         1,273       1,574          864
Financing arrangement fees and other costs         818         107          332
Market valuation adjustment for interest rate
derivatives (See note 24)                       (5,581)     (6,401)      16,458
Market valuation adjustment for
  foreign currency derivatives (See note 24)    (6,656)          -            -

Foreign exchange loss (gain) on
  capital lease obligations and related
  restricted cash                                5,160      (2,993)           -
Foreign exchange loss on operations                182         496          233
                                                (4,804)     (7,217)      17,887

7.    TAXATION

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

Other Jurisdictions

Current taxation relates to taxation of the operations of the Company's United Kingdom subsidiaries. Taxable revenues in the UK are generated by UK subsidiary companies of Golar and comprise management fees received from third parties and other Golar group companies as well as revenues from the operation of seven of Golar's vessels. These vessels are sub-leased from other non-UK Golar companies, which in turn are leased from financial institutions. The statutory tax rate in the UK is 30%. The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $119,000 and $97,000 at December 31, 2004 and 2003, respectively. These assets relate to differences for depreciation and pension liabilities.

Deferred income tax assets are summarized as follows:

(in thousands of $)                                     2004                2003

Equipment                                                119                 97
Pension plans and similar obligations                    542                840
                                                     -------             ------
                                                         661                937

Valuation allowances                                    (542)              (840)

Deferred tax assets, net                                 119                 97

The valuation allowances on deferred tax assets decreased by $298,000. In future periods, depending upon the financial results, managements' estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

Deferred income tax assets shown within the caption "Other long term assets" in the Consolidated balance sheets are as follows:

(in thousands of $)                                   2004                  2003

Deferred tax assets net (non-current)                  119                   97


8.    EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2004 has been calculated with reference to the weighted average number of common shares in issue during the year. The computation of diluted EPS for the years ended December 31, 2004 and 2003, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)                           2004          2003            2002

Net income available to stockholders
   - basic                                  55,833        39,570         27,137

Dilutive effect of investee's convertibl
   bonds and bonds with stock warrants        (394)            -              -
                                          --------       -------       --------
                                            55,439        39,570         27,137

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)                                2004          2003            2002

Basic earnings per share:
Weighted average number of common
  shares outstanding                        65,612        58,533         56,012

Diluted earnings per share:
Weighted average number of common
  shares outstanding                        65,612        58,533         56,012

Effect of dilutive share options               185            90             10

                                            65,797        58,623         56,022


9.    LEASES

Rental income

The minimum future revenues to be received on time charters as of December 31, 2004 were as follows:

Year ending December 31,                                                   Total
(in thousands of $)
2005                                                                     147,654
2006                                                                     137,886
2007                                                                     118,250
2008                                                                     106,514
2009                                                                      94,515
2010 and later                                                           680,744

Total                                                                  1,285,564

The long-term contracts for two of the Company's vessels are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a costs pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2004 were approximately $1,033.2 million and $122.2 million respectively and at December 31, 2003 were approximately $851.0 million and $87.2 million respectively.

Rental expense
The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,                                                   Total
(in thousands of $)

2005                                                                         270
2006                                                                         270
2007                                                                         270
2008                                                                         270
2009                                                                         135

Total minimum lease payments                                               1,215

During 2004, the Company also had lease commitments relating to former office space that the Company no longer occupied, which was subject to a sublease arrangement. The lease and sublease ended in November 2004. At the time the Company entered into the sublease arrangement, a provision was recognized for the difference between the Company's future obligation under the lease agreement and its anticipated sublease income over the remaining term of the lease. This provision was recognized as a reduction to rental expense over the life of the lease agreement and eliminated the Company's ongoing rental expense for these facilities. The provision is recorded in other current liabilities and other long-term liabilities. The provision balance at December 31, 2004 and 2003 was $nil and $710,000, respectively, of which $nil and $710,000 is shown in other current liabilities at December 31, 2004 and 2003, respectively.

Total rental expense for operating leases was $1,849,000, $2,554,000 and $2,709,000 for the years ended December 31, 2004, 2003 and 2002, respectively and total sublease income was approximately $1,103,000, $1,161,000 and $1,497,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The amortization of the provision described above was $746,000, $529,000 and $954,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

10. EQUITY IN NET ASSETS OF NON-CONSOLIDATED  INVESTEE

Equity in net assets of non-consolidated investee relates to the Company's investment in Korea Line Corporation ("KLC") as at December 31, 2004. KLC is a shipping company listed on the Korea stock exchange.

(in thousands of $)                                   2004                 2003
                                                                      (restated)
Cost                                                34,124                12,176
Equity in net earnings of investee                  13,015                     -
Share of other reserves movement in investee         1,901                     -
Less dividends received                               (171)                    -
Equity in net assets of non-consolidated investee   48,869                12,176

As at December 31, 2003, the Company's investment in KLC amounted to 9.94% of the investee's issued share capital, which had been acquired at a cost of $12,176,000 following a series of step acquisitions during the fourth quarter of 2003. At March 31, 2004 following additional purchases of common shares in KLC, at a cost of $11,351,000, the Company's interest increased by 5.77% to 15.71%. By May 2004, after further purchases of common shares in KLC, at a cost of $10,597,000, the Company's interest had increased by 5.38% to 21.09%.

Because the Company believes that the increase in its level of ownership has given it the ability to exercise significant influence over the investee's operating and financial policies, the Company has retroactively changed is accounting for KLC to the equity method, in accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock".

The retroactive change to the equity method of accounting resulted in a decrease in stockholders' equity of $1.6 million as of December 31, 2003, because of the reversal of an unrealised gain on the "available for sale" marketable securities, that was recorded in the consolidated statement of comprehensive income when the investment was accounted for as an "available for sale" marketable security. Stockholders' equity previously reported as of December 31, 2003 was $340.4 million, while stockholders' equity reported in these consolidated financial statements as of December 31, 2003 is $338.8 million. The restatement had no effect on net income for periods prior to and including the year ended December 31, 2003 because the acquisitions occurred towards the end of the fourth quarter of 2003 and the Company's amount of equity in the net earnings of the investee for the fourth quarter of 2003 was not material.


The excess of the fair value of the Company's share of net assets acquired over consideration paid, amounting to $11,276,000 has been allocated as a pro rata reduction to the fair value of the investees long lived assets.

As at December 31, 2004 , the market value of this investment calculated by reference to the quoted market price was $72.8 million..

Included in the Company's additional paid in capital is the Company's share of KLC's gain on disposal of a portion of its treasury shares to third parties.

11.   TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of December 31, 2004 and December 31, 2003.

12.   OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)                                   2004                  2003
Other receivables                                    1,868                 8,025
Mark to market foreign currency swaps valuation      6,656                     -
Prepaid expenses                                     2,345                 2,554
Accrued interest income                              7,361                 5,328
                                                   -------               -------
                                                    18,230                15,907

Other receivables at December 31, 2004 includes the net amount receivable of $219,000 (2003: $2,469,000) under the Company's loss of hire insurance policy relating to a period of off-hire in respect of one vessel due to required repairs. Other receivables as at December 31, 2004 also includes the net amount receivable of $1,001,000 (2003: $3,701,000) under the Company's hull and machinery insurance policy relating to repair costs incurred by the Company for four vessels.

13.   DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2004 and 2003 of $294,000 and $180,000, respectively, represent the recharge of expenses and rebates and seconded staff costs.

14.   NEWBUILDINGS

(in thousands of $)                                   2004                  2003
Purchase price instalments                         133,200               184,764
Interest and other costs capitalized                12,033                23,033
                                                   -------               -------
                                                   145,233               207,797

The amount of interest capitalized in relation to newbuildings was $7,268,000 and $17,270,000 for the years ended December 31, 2004 and 2003, respectively.

The Company took delivery of two newbuildings during 2004. The Golar Winter was delivered to the Company on 14 April, 2004 and, the Golar Frost was delivered on June 16, 2004. The cost of Golar Winter of $169,030,000 was transferred to vessels under capital leases (see note 16). The cost of Golar Frost of $169,049,000 has been transferred to vessels and equipment (see note 15).

As at December 31, 2004, the Company had contracts to build four new LNG carriers at a total contract cost of $638.2 million, excluding financing costs. As at December 31, 2004, the instalments for these vessels, were due to be paid as follows:

(in millions of $)

Paid in 12 months to 31 December 2001                                       16.3
Paid in 12 months to 31 December 2002                                       16.9
Paid in 12 months to 31 December 2003                                       39.0
Paid in 12 months to 31 December 2004                                       61.6
Payable in 12 months to 31 December 2005                                   135.9
Payable in 12 months to 31 December 2006                                   252.7
Payable in 12 months to 31 December 2007                                   115.8
                                                                   -------------
                                                                           638.2

In January 2005, the Company took delivery of its newbuilding hull number 1460 (Golar Viking). The instalments in respect of the Company's three newbuildings yet to be delivered, as at June 30, 2005, are due to be paid as follows:

(in millions of $)

Payable in 6 months to 31 December 2005                                        -
Payable in 12 months to 31 December 2006                                   252.7
Payable in 12 months to 31 December 2007                                   115.8
                                                                    ------------
                                                                           368.5

As at December 31, 2004, the Company did not have facilities in place to finance its entire newbuilding program. The Company will require additional financing of approximately $242 million to fund its newbuilding construction commitments outstanding as at June 30, 2005.

Additional facilities are required to meet the final delivery instalments for two of the Company's newbuildings payable on May 30, 2006 and during the remainder of 2006 and 2007.


15.   VESSELS AND EQUIPMENT, NET

(in thousands of $)                                  2004                  2003
Cost                                              398,052               229,515
Accumulated depreciation                          (26,185)              (18,417)

Net book value                                    371,867               211,098

As at December 31, 2004 Golar owned two vessels (2003: one).

Drydocking costs of $3,140,000 and $1,425,000 are included in the cost amounts above as of December 31, 2004 and 2003 respectively. Accumulated amortization of those costs as of December 31, 2004 and 2003 were $1,691,000 and $794,000 respectively.

Included in the above amounts, as at December 31, 2004 and 2003 is equipment with a net book value of $585,000 and $657,000, respectively.

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $8,526,000, $12,658,000 and $31,300,000 respectively.

As at December 31, 2004 and 2003 vessels with a net book value of $371,282,000 and $210,411,000 respectively were pledged as security for certain debt facilities (see note 21).


16.   VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)                                  2004                  2003

Cost                                              806,260               624,020
Accumulated depreciation and amortization         (99,744)              (70,635)
Net book value                                    706,516               553,385

As at December 31, 2004 Golar operated seven (2003: six) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003 and a lease financing transaction during 2004.

Drydocking costs of $32,168,000 and $24,524,000 are included in the cost amounts above as of December 31, 2004 and 2003 respectively. Accumulated amortization of those costs at December 31, 2004 and 2003 were $12,988,000 and $10,831,000 respectively.

Amortization  expense  for  vessels  under  capital  leases for the years  ended
December  31,  2004,  2003  and  2002  was  $35,942,000,  $21,143,000  and  $nil
respectively.

The first leasing transaction, which took place in April 2003, was the sale of five 100 per cent owned subsidiaries to a financial institution in the United Kingdom (UK). The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset. Simultaneous to the sale of the five entities, Golar leased each of the five vessels under five separate lease agreements ("Five Ship Leases").

The second leasing transaction, which occurred in August 2003, was in relation to the Company's first newbuilding, the Methane Princess. The Company novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("The Methane Princess Lease").

The third leasing transaction, which occurred in April 2004, was in relation to the Company's second newbuilding, the Golar Winter. The Company novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from financial institution in the UK ("The Golar Winter Lease").

Golar's obligations to the lessors under the Five Ship Leases and Methane Princess lease are primarily secured by letters of credit ("LC") provided by other banks. Golar's obligations to the lessor of the Golar Winter lease are partly secured by a LC. Golar has used debt finance and cash to provide security deposits for the banks providing the LC's.

(in thousands of $)                                   2004                 2003

Total long-term obligations under capital leases   845,515              616,210
Less: current portion of obligations under
   capital leases                                   (2,662)                   -

Long term obligations under capital leases         842,853              616,210


As at 31 December 2004, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31,           Five ship    Methane    Golar           Total
(in thousands of $)                 leases     Princess    Winter
                                                 lease     lease
2005                                 22,778       6,575     12,299       41,652
2006                                 24,150       6,920     12,299       43,369
2007                                 25,599       7,281     12,299       45,179
2008                                 27,075       7,609     12,299       46,983
2009                                 28,619       7,938     12,299       48,856
2010 and later                      805,760     376,033    276,741    1,458,534
                                  ----------- ---------- ----------   ----------
Total minimum lease payments        933,981     412,356    338,236    1,684,573
Less: Imputed interest             (431,023)   (240,192)  (167,843)    (839,058)
                                  ----------- ---------- ----------   ----------
Present value of minimum
  lease payments                    502,958     172,164    170,393      845,515


The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The interest element of the lease rentals is accrued at a rate based upon floating British Pound (GBP) LIBOR.

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The interest element of the lease rentals is accrued at a rate based upon floating British Pound (GBP) LIBOR.

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate British Pound (GBP) LIBOR.

In common with the Five Ship Leases and the Methane Princess lease the Golar Winter lease is denominated in British Pounds. However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself. In order to hedge the currency risk arising from re-translation of the GBP lease rental obligation into US dollars, the Company entered into a 28 year currency swap to hedge all lease rental payments under the Golar Winter lease into US dollars at a fixed GBP/USD exchange rate. In addition at December 31, 2004 the Company had entered into interest rate swaps of $85 million to fix the interest rate in respect of its Golar Winter lease obligations for a period ranging from three to ten years. In January 2005, the Company entered into a further $30 million of interest swaps in connection with its Golar Winter lease obligations.

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

As at December 31, 2004, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described above was $743.9 million (2003: $642.6 million). These security deposits are referred to in these financial statements as restricted cash and earn interest based upon GBP LIBOR for the Five Ship Leases and the Methane Prince Lease and based upon USD LIBOR for the Golar Winter Lease. The Company's restricted cash balances are as follows:

(in thousands of $)                                    2004                2003

Five Ship Leases security deposits                  523,518             479,316
Methane Princess Lease security deposits            178,847             163,298
Golar Winter Lease security deposits                 41,524                   -
Total security deposits for lease obligations       743,889             642,614
Included in short-term restricted cash and
  short-term investments                            (29,087)            (19,435)
Long-term restricted cash                           714,802             623,179

(in thousands of $)                                    2004                2003

Short term lease security deposits                   29,087              19,435
Restricted cash relating to the Mazo Facility
  (see note 22)                                      12,866              12,660
Short-term restricted cash and short-term
  investments                                        41,953              32,095

17.   DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                  2004                  2003
Debt arrangement fees and other deferred
  financing charges                                 9,956                 7,443
Accumulated amortization                           (3,236)               (1,963)
                                                  -------               -------
                                                    6,720                 5,480

18.   ACCRUED EXPENSES

(in thousands of $)                                  2004                  2003
Vessel operating and drydocking expenses            4,420                 5,565
Administrative expenses                             1,581                 1,286
Interest expense                                    9,742                12,070
Provision for financing arrangement fees and
  other costs                                       1,011                   904
Provision for tax                                     300                   210
                                                  -------               -------
                                                   17,054                20,035

19.   OTHER CURRENT LIABILITIES

(in thousands of $)                                  2004                  2003
Deferred drydocking and operating cost revenue      4,398                 6,744
Marked to market interest rate swaps valuation     15,314                20,895
Provision for Baja project costs                    1,247                 1,403
Other provisions                                      577                   710
Deferred credits from capital lease
  transactions (note 22)                            3,964                 3,957
Other creditors                                       907                 1,340
                                                  -------               -------
                                                   26,407                35,049

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

As at December 31, 2003, the provision made by the Company for its 10 per cent share of the total project costs amounted to $1,403,000. As at December 31, 2004 the project was effectively terminated and the Company was in discussions with Marathon concerning settlement of its liability. These discussions were concluded in May 2005 with Marathon agreeing to a settlement of $1,247,000. Accordingly, a total net amount of $156,000 has been credited to administrative expenses in relation to the Baja project for the year ended December 31, 2004 (2003: charge of $1,744,000) with a provision of $1,403,000 carried forward at December 31, 2004.

20.   PENSIONS

Defined contribution scheme

The Company operates a defined contribution scheme. The pension cost for the period represents contributions payable by the Company to the scheme. The charge to net income for the year ending December 31, 2004 and 2003 was $156,000 and $158,000 respectively.

Defined benefit schemes

The Company has two defined benefit pension plans both of which are closed to new entrants but which still cover certain employees of the Company. Benefits are based on the employee's years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. The Company's plans are funded by the Company in conformity with the funding requirements of the applicable government regulations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.


The Company uses a measurement date of December 31 for the majority of its pension and other postretirement benefit plans.

The components of net periodic benefit costs are as follows:

                                      2004               2003              2002
Service cost                         1,186               1,162            1,325
Interest cost                        3,102               3,440            3,519
Expected return on plan assets      (1,706)             (2,005)          (2,249)
Recognized actuarial loss              827                 751              504
                                   -------             -------          --------
Net periodic benefit cost            3,409               3,348            3,099


The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)                                  2004                  2003
Reconciliation of benefit obligation:
Benefit obligation at January 1                    54,243                51,881
    Service cost                                    1,186                 1,162
    Interest cost                                   3,102                 3,440
    Actuarial (gain) / loss                        (6,379)                3,222
    Foreign currency exchange rate changes            736                   885
   Benefit payments                                (4,984)               (6,347)
                                                  -------               -------
Benefit obligation at December 31                  47,904                54,243

The accumulated benefit obligation at the end of 2004 and 2003 was $46.6 million and $51.8 million, respectively.

(in thousands of $)                                  2004                  2003
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1             24,735                25,414
     Actual return on plan assets                   2,094                 3,614
     Employer contributions                         1,687                 1,476
    Foreign currency exchange rate changes            526                   578
     Benefit payments                              (4,984)               (6,347)
Fair value of plan assets at December 31           24,058                24,735

Deficit of plan assets
over projected benefit obligation (1)             (23,846)              (29,508)
    Unrecognized actuarial loss                     5,073                12,413
                                                 --------              --------
Net amount recognized                             (18,773)              (17,095)

Employer  contributions  and  benefits  paid  under the  pension  plans  include
$1,687,000  and  $1,476,000   paid  from  employer   assets  in  2004  and  2003
respectively.

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2004 and December 31, 2003.

The details of these plans are as follows:

                                   December 31, 2004        December 31, 2003
                             UK Scheme   Marine scheme  UK scheme  Marine scheme
(in thousands of $)
Accumulated benefit
  obligation                  (8,796)       (37,772)      (8,806)       (42,996)
Projected benefit obligation  (9,291)       (38,613)      (9,201)       (45,042)
Fair value of plan assets      6,990         17,068        6,013         18,722

Funded status                 (2,301)       (21,545)      (3,188)       (26,320)

The amounts recognized in the Company's balance sheet as of December 31 were as follows:

(in thousands of $)                                   2004                  2003

Accrued benefit liability                         (22,510)              (27,067)
Minimum pension liability                           3,737                 9,972

Net amount recognized                             (18,773)              (17,095)

The asset allocation for the Company's Marine scheme at the end of 2004 and 2003, and the target allocation for 2005, by asset category follows:

Marine scheme                          Target allocation
                                           2005 (%)        2004 (%)     2003 (%)
Equity                                     30-65            59            33
Bonds                                      10-50            38            31
Other                                      20-40             3            30
Cash                                      0-22.5             -             6
                                                          -----         -----
Total                                                      100           100

The asset allocation for the Company's UK scheme at the end of 2004 and 2003, and the target allocation for 2005, by asset category follows:

UK scheme                              Target allocation
                                          2005 (%)         2004 (%)     2003 (%)
Equity                                     80               80            82
Bonds                                      20               20            15
Other                                       -                -             -
Cash                                        -                -             3
                                                          -----         -----
Total                                                      100           100

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the scheme in 2005, as follows:

(in thousands of $)                         UK scheme              Marine scheme

Employer contributions                            367                      1,320


The Company is expected to make the following pension disbursements as follows:

(in thousands of $)                         UK scheme              Marine scheme
2005                                              238                      3,007
2006                                              212                      2,916
2007                                              192                      3,000
2008                                              264                      3,120
2009                                              381                      3,144
2010-2014                                       2,497                     16,777

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

                                                      2004                  2003
Discount rate                                         5.7%                  5.9%
Rate of compensation increase                         2.8%                  2.8%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

                                                      2004                  2003
Discount rate                                         5.9%                  6.6%
Expected return on plan assets                        7.6%                  8.0%
Rate of compensation increase                         2.8%                  2.7%

21.   DEBT

(in thousands of $)                                   2004                  2003

Total long-term debt due to third parties         702,954               655,235
Less: current portion of long-term debt due
  to third parties                                (66,457)              (61,331)
                                                  636,497               593,904

The outstanding debt as of December 31, 2004 is repayable as follows:

Year ending December 31,
(in thousands of $)
2005                                                                     66,457
2006                                                                     74,564
2007                                                                    280,387
2008                                                                     22,794
2009                                                                     24,648
2010 and later                                                          234,104
                                                                      ---------
Total                                                                   702,954

The weighted average interest rate for debt, which is denominated in US dollars, as of December 31, 2004 and 2003 was 4.68 per cent and 4.61 per cent, respectively. As at December 31, 2004, interest on US$135 million of debt in respect of the Methane Princess facility was fixed, of which US$105 million was fixed by 2003. The fixings are due to mature in 2015 at a weighted average rate of 6.77 per cent, and at an average rate of 5.89 per cent from February 2004 when the vessel entered into its long-term charter.

At December 31, 2004, the debt of the Company comprised the following, details of which are set out below:

(in thousands of $)                                                Maturity date
Mazo facility                                        168,207                2013
Methane Princess facility (previously referred to
  as `Hull 2215 facility')                           171,947                2015
New Golar LNG facility                               213,750                2007
New Golar LNG Subordinated facility                   40,000                2007
Golar Frost facility                                 109,050                2007
                                                   ---------
                                                     702,954

Mazo facility

The facility was assumed by Golar from Osprey in May 2001, and was originally a secured loan facility for an amount of $214.5 million. The loan is secured on the vessel Golar Mazo. The facility bears floating interest rate of LIBOR plus a margin and the repayment terms are six monthly and commenced on June 28, 2001. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a Trust Company during the period of the loan. These balances are referred to in these financial statements as restricted cash.

New Golar LNG facility

In May 2001 the Golar group entered into a secured loan facility (the "Golar LNG facility") with a banking consortium for an amount of $325.0 million. This loan was first refinanced in April 2003, ("New Golar LNG facility") with an amount of $265 million with the same syndicate of banks. The amount outstanding on the old facility at the time of the first refinancing was $282.5 million and accordingly a net $17.5 million was repaid. The loan accrued floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan had a term of four years and two months and was repayable in 16 quarterly instalments and a final balloon payment of $138.8 million payable on May 31, 2007. The loan was secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (see note 16). As discussed in Note 27, the New Golar LNG facility was refinanced in March 2005.

New Golar LNG Subordinated facility

In October 2002, Golar entered into a secured subordinated loan facility (the "Golar LNG subordinated facility") with a banking consortium for an amount of $60.0 million. This loan was also refinanced in April 2003. This new second priority loan ("New Golar LNG subordinated facility") was also for an amount of $60 million with the same syndicate of banks. It accrues floating interest at a rate per annum equal to the aggregate of LIBOR, plus a margin, increasing by
0.25 per cent per annum on 30 November 2004 and 30 November 2005. The loan has a term of four years and two months and is repayable in 15 quarterly instalments commencing in November 2003. The loan is secured by the assignment to the lending banks of a second priority mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (see note 16). As discussed in Note 28, the New Golar LNG facility was refinanced in March 2005.

Methane Princess facility

In December 2001 the Company signed a loan agreement with Lloyds TSB bank Plc for the purpose of financing newbuilding hull number 2215 (Methane Princess) (the "Hull 2215 facility") for an amount up to $180 million.

In August 2003, prior to the delivery of the Methane Princess the Company refinanced this facility (Methane Princess facility). The new facility is also for $180 million, with the same bank and has a similar repayment profile. It accrues a floating rate of interest of LIBOR plus a margin up to the date the vessel is delivered to the Charterer under the BG Charter and thereafter at LIBOR plus a reduced margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin can increase if the rating for the Charterer at any time falls below an S&P rating of "B". As at December 31, 2004, interest on $135 million of debt in respect of the Methane Princess facility was fixed, of which $55 million was fixed in 2002, $50 million in 2003 and $30 million in 2004. All fixings are due to mature in 2015 and bear a weighted average rate of 5.68 per cent (including margin). The loan is secured by the assignment to the lending bank of a mortgage given to Golar by the lessor of the Methane Princess Lease (see note 16).

Golar Frost facility

In June 2004 the Company signed a loan agreement with a banking consortium for an amount of $110.0 million for the purpose of financing newbuilding hull number 1444, the Golar Frost, and is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and the repayment terms are 5 six monthly instalments and a final balloon payment of $102.6 million payable on June 15, 2007. Repayments on the loan commenced on December 15, 2004.

The margins Golar pays under its current loan agreements over and above LIBOR at a fixed or floating rate range from 0.865 per cent to 2.0 per cent.

Certain of the Company's debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders. In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. As of December 31, 2004 and 2003 the Company complied with the debt covenants of its various debt agreements.


22.   OTHER LONG-TERM LIABILITIES

(in thousands of $)                                    2004                 2003
Pension obligations (note 20)                        22,510               27,067
Deferred credits from capital lease transactions     63,523               67,159
                                                    -------              -------
                                                     86,033               94,226

Deferred credits from capital lease transactions

(in thousands of $)                                    2004                 2003
Deferred credits from capital lease transactions     74,121              73,771
Less: Accumulated amortization                      (6,634)              (2,655)
                                                   --------             --------
                                                     67,487              71,116

Short-term (note 19)                                  3,964                3,957
Long-term                                            63,523               67,159
                                                   --------              -------
                                                     67,487               71,116

In connection with the leasing transactions undertaken in the year ended December 31, 2003 (see Note 16), the Company recorded an initial amount of $73.8 million, representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments. The amortization charge for the year is offset against depreciation and amortization expense in the statement of operations.

The deferred credits represent the upfront benefits derived from undertaking financing in the form of UK leases. The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis. The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is clawed back from the lessor (e.g. on a change of tax law), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances. Any increase in rentals is likely to affect the ability to reduce the deferred credits through amortization. The adjustment to rentals could result in the Company being required to return more than the cash inflow (approximately $51 million) that was received in connection with the lease financing transactions undertaken in the year ended December 31, 2003.

23.   SHARE CAPITAL AND SHARE OPTIONS

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

At December 31, 2004 and December 31, 2003, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except share numbers)                 2004              2003

100,000,000 common shares of $1.00 each                100,000           100,000

Issued share capital:

(in thousands of $, except share numbers)

Issued 65,612,000 common shares of $1.00 each           65,612            65,612

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

In July 2001, the Board of Golar granted options to certain directors and officers of the Company to acquire 400,000 shares at a subscription price of $5.75. These options vested on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant. The following summarizes the share options transactions relating to this plan:


                                                Shares          Weighted average
(in thousands of $, except per share data)  2004      2003        exercise price

Options outstanding at January 1             300       400                 $5.75
    Cancelled during the year                  -      (100)                $5.75
                                           -----     -----                 -----
Options outstanding at December 31           300       300                 $5.75

Options exercisable at:
  December 31, 2003                          300                           $5.75
  December 31, 2004                          300                           $5.75

There were no options granted in the year ended December 31, 2004 and 2003. The weighted average fair value of 400,000 options granted in 2001 was $1.785, which is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


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

Compensation cost of $nil, $nil and $56,700 has been recognized in the year ended December 31, 2004, 2003 and 2002 respectively, in connection with the grant of the 400,000 options in July 2001. This amount represents the difference between the subscription price of $5.75 and the market price of $6.01 (the equivalent to NOK56 at the exchange rate of NOK9.3153 to $1.00) on the date of grant, recognized over the vesting period of the options.

In February 2002, the Board of Golar approved an employee share option scheme. Under the terms of the scheme, options may be granted to any director or eligible employee of the Company or its subsidiaries. Options are exercisable for a maximum period of nine years following the first anniversary date of the grant. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant. The Company authorized 2,000,000 shares to be issued under the scheme, and the number of shares granted under the scheme may not in any ten year period exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option. As at December 31, 2004 and 2003 no options had been granted under the employee share option scheme.

24.   FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

                                       Notional Amount
Instrument                 December 31,  December 31,   Maturity  Fixed Interest
                              2004           2003        Dates        Rates
(in thousands of $)

Interest rate swaps:
   Receiving floating,
      pay fixed              293,707      171,763    2007 - 2014  3.50% to 6.43%

At December 31, 2004, the notional principal amount of the debt outstanding subject to such swap agreements was $293.7 million (2003: $171.8 million).

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

A net foreign exchange gain of $1.5 million arose in the year ended December 31, 2004 (2003: $3.0 million) as a result of the retranslation of our capital lease obligations and the cash deposits securing those obligations net of the gain on the currency swap referred to below. The net gain arose due to the appreciation of the British Pound against the US Dollar during the year. This net gain represents an unrealized gain and does not therefore materially impact the Company's liquidity. Further foreign exchange gains or losses will arise over time in relation to Golar's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

In April 2004, the Company entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP. In this transaction the restricted cash deposit, which secures the letter of credit given to the lessor to secure part of Golar's obligations to the lessor, is much less than the obligation and therefore, unlike the Company's other two leases, does not provide a natural hedge. In order therefore to hedge this exposure the Company entered into a currency swap with Lloyds TSB Bank Plc, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit is denominated in U.S. dollars. The Company could be exposed to currency risk if the lease was terminated.

                                   Notional Amount
Instrument                   December 31,  December 31,  Maturity  Fixed GBP/USD
                                 2004         2003        Dates    Currency Rate
(in thousands)

Currency rate swaps:
   Receiving in GBP         GBP 88,011           -         2032            1.838
   Pay in U.S.dollar       GBP 161,764           -         2032                -

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

                                  2004          2004          2003         2003
                                Carrying        Fair        Carrying       Fair
(in thousands of $)              Value          Value        Value        Value

Non-Derivatives:
Cash and cash equivalents        51,598        51,598       117,883      117,883
Restricted cash and
  short-term investments         41,953        41,953        32,095       32,095
Long-term restricted cash       714,802       714,802       623,179      623,179
Short-term debt - floating       66,457        66,457        61,331       61,331
Long term debt - floating       501,497       501,497       488,904      488,904
Long-term debt - fixed          135,000       133,345       105,000      106,303
Long-term obligations under
  capital leases                842,853       842,853       616,210      616,210

Derivatives:
Interest rate swap liability    (15,314)      (15,314)      (20,898)    (20,898)
Foreign currency swap asset       6,656         6,656             -           -

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

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is estimated by obtaining quotes from the related banking institution.

The fair value of currency swaps is estimated by obtaining quotes from the related banking institution.

The mark-to-market gain or loss on Golar's interest rate and currency swaps for the period is reported in the income statement caption "other financial items"(see note 6).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Mizuho Corporate Bank, Lloyds TSB Bank plc, The Bank of New York, Bank of Scotland, Canadian Imperial Bank Corporation and Bayerische Landesbank. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2004, two customers accounted for a substantial amount of the total revenues of the company. The Company's revenues and associated accounts receivable are derived from its five time charters with BG Group plc and two time charters with Pertamina. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of BG Group plc and NGSCO to be low.

During the years ended December 31, 2004, 2003 and 2002, BG Group plc and Pertamina each accounted for more than 10% of gross revenue.

During 2002, Pertamina and BG Group plc accounted for revenues of $61.0 million and $68.1 million respectively.

During 2003, Pertamina and BG Group plc accounted for revenues of $61.9 million and $64.8 million respectively.

During 2004, Pertamina and BG Group plc accounted for revenues of $65.6 million and $82.2 million respectively.

25.   RELATED PARTY TRANSACTIONS

Greenwich Holdings Limited is indirectly controlled by the Company's chairman, John Fredriksen. During 2001, Golar obtained loans amounting to $85.3 million from Greenwich Holdings Limited, in order to finance instalments due on its newbuildings. The floating interest rate payable on these loans was between LIBOR plus 2.5 per cent and LIBOR plus 3.0 per cent. Golar repaid loans of $52.6 million in March 2002 and repaid the remaining loans of $32.7 million during 2003.

During 2002, Golar obtained $16.3 million in loan finance from Greenwich Holdings Limited, in order to finance an instalment due on a newbuilding. The floating interest rate payable on the loan was LIBOR plus 2.625 per cent. The loan was repaid in November 2002.

During the years ended December 31, 2003 and 2002 the rate of interest that Greenwich paid to the banks providing the above facilities was LIBOR plus 1.5 per cent until June 11, 2002, thereafter the rate was 1.625 per cent until February 2003 and 2.0 per cent until the loans were fully repaid in August 2003. In the years ended December 31, 2004, 2003 and 2002, the Company paid interest of $nil, $779,000 and $2,275,000, respectively to Greenwich in respect of loan facilities. As at December 31, 2004, 2003 and 2002, $nil, $nil and $169,612 respectively, of the interest due to Greenwich was outstanding.

For each of the loans from Greenwich noted above the Company paid loan arrangement fees directly to the lending banks. These fees during the years ended December 31, 2004, 2003 and 2002 amounted to $nil, $81,756 and $323,250 respectively.

In the years ended December 31, 2004, 2003 and 2002 Frontline Management (Bermuda) Limited and Frontline Management AS both subsidiaries of Frontline Ltd. ("Frontline") have provided services to the Company. These services include management support, corporate services and administrative services. In the years ended December 31, 2004, 2003 and 2002, management fees payable to Frontline of $235,200, $273,547 and $379,550 respectively, have been incurred by Golar. As at December 31, 2004 and 2003 of $nil and $122,079 respectively, were due to Frontline in respect of these fees and costs incurred. In addition, certain amounts have been recharged at cost between both the companies. As at December 31, 2004 an amount of $177,000 (2003: $12,501) was due from Frontline in respect of these recharges. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by John Fredriksen.

Seatankers Management Company Limited ("Seatankers") is indirectly controlled by the Company's chairman, John Fredriksen. In the year ended December 31, 2004, 2003 and 2002, Seatankers has provided insurance administration services to the Company. In the years ended December 31, 2004, 2003 and 2002, management fees payable to Seatankers of $35,000, $25,000 and $24,556, respectively, have been incurred by Golar. As at December 31, 2004 and 2003 no amounts were due to Seatankers in respect of these services. In addition, certain amounts have been recharged at cost between both companies. As at December 31, 2004 the Company owed $258,000 to Seatankers (2003: $45,000 due from Seatankers) in respect of these recharges.

During the years ended December 31, 2004, 2003 and 2002, Faraway Maritime Shipping Inc., which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $nil, $4.2 million and $25.0 million respectively, of which 60 per cent was paid to Golar and 40 per cent was paid to CPC.

Golar Management held a promissory note executed by Mr. McDonald, an officer of the Company, on April 21, 1998, under which Mr. McDonald promised to pay to Golar Management the principal sum of (pound)20,900 in monthly instalments of (pound)318. The note carried an interest rate of three per cent. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2003 and 2002 was(pound)1,158 and (pound)4,974 or approximately $2,000 and $9,000, respectively. The promissory note was repaid in full during early 2004.

Management believes transactions with related parties are under terms similar to those that would be arranged with other parties.


26.   COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)                            December 31,         December 31,
                                                   2004                 2003
Long-term loans secured on vessels, vessels
  under capital leases and newbuildings          702,954              655,235


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


27. SUBSEQUENT EVENTS

In January 2005, the Company signed a loan agreement with Bank of Scotland for the purpose of financing its newbuilding hull number 1460 (Golar Viking) ("the Golar Viking facility") for an amount of $120.0 million. The facility bears floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments commencing in April 2005 and a final balloon payment of $100 million. In January 2005, the Company also took delivery of the Golar Viking and the final delivery installment of $91.7 million was settled by drawing down on the Golar Viking facility.

In January 2005, the Company announced that it was to reorganize its technical fleet operations. The Company has entered into management contracts with two established third party ship managers in Singapore and Oslo to assist with the day-to-day operations of the Company's eleven LNG carriers. The restructuring has resulted in approximately 25 Golar employees being made redundant at a cost of approximately $1,054,000, the cost of which has been expensed in the first quarter of 2005.

In February 2005, the Company, through market purchases, acquired 50,000 Golar shares at NOK 85.22 per share. The shares were cancelled and resulted in a reduction of total outstanding shares of the Company to 65,562,000.

In February 2005, the Company invested $3.0 million in TORP Technology AS, giving it ownership of 16.1 per cent of the share capital of the company. TORP Technology is an unlisted company, which holds the rights to the HiLoad LNG Re-gasification Technology developed by Remora Technology.

In March 2005, a subsidiary of the Company, Golar Gas Holding Company Inc., entered into a refinancing transaction in respect of the New Golar LNG Facility and the New Golar LNG subordinated facility. The new first priority loan ("Golar Gas Holding Facility") is for an amount of $300 million. The total amount outstanding at the time of refinancing was $242.3 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of 6 years and is repayable in 24 quarterly installments and a final balloon payment of $79.4 million payable on April 14, 2011.

In April 2005, the Company signed a lease agreement in respect of its newbuilding, hull number 2226. The anticipated date of delivery is January 2006. Under the agreement Golar will receive a total amount of $150 million, before fees and expenses, of which $47 million was received in April 2005 with the remainder due on delivery of the vessel. Golar's obligations to the lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (`the LC bank') as security for the letter of credit. In April 2005, Golar deposited $45 million with the LC bank as security for the letter of credit. The effective amount of net financing is therefore $105 million, before fees and expenses.