Form 20-F
period 2005-12-31
GOLAR LNG LTD
filed 2006-06-30
CIK 1207179

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2005
                         -------------------------------------------------------

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

        Title of each class                       Name of each exchange
                                                   on which registered
               None
------------------------------------        ------------------------------------

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

                                      None
--------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                   65,562,000 Common Shares, par value $1.00
--------------------------------------------------------------------------------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

          Yes             No  X
             -----          -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act 1934

          Yes             No  X
             -----          -----

Note - Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          Yes  X          No
             -----          -----

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer        Accelerated filer X     Non-accelerated filer
                       ---                      ---                         ---

Indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17         Item 18  X
                 -----           -----

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

          Yes             No  X
             -----          -----

                          INDEX TO REPORT ON FORM 20-F

   PART I                                                                   PAGE

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............  2

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE............................  2

ITEM 3.  KEY INFORMATION....................................................  2

ITEM 4.  INFORMATION ON THE COMPANY......................................... 12

ITEM 4A. UNRESOLVED STAFF COMMENTS.......................................... 25

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................... 25

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................... 47

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY
                  TRANSACTIONS.............................................. 51

ITEM 8.  FINANCIAL INFORMATION.............................................. 52

ITEM 9.  THE OFFER AND LISTING.............................................. 52

ITEM 10. ADDITIONAL INFORMATION............................................. 53

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
                  ABOUT MARKET RISK......................................... 60

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN
                  EQUITY SECURITIES......................................... 61

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................... 61

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS....................................... 61

ITEM 15. CONTROLS AND PROCEDURES............................................ 61

ITEM 16. RESERVED .......................................................... 62

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT................................... 62

ITEM 16B CODE OF ETHICS..................................................... 62

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES............................. 62

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......... 63

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS................................................ 63

PART III

ITEM 17. FINANCIAL STATEMENTS............................................... 63

ITEM 18. FINANCIAL STATEMENTS............................................... 63

ITEM 19. EXHIBITS .......................................................... 64

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

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3.  KEY INFORMATION

A.   Selected Financial Data

     The following selected consolidated and combined financial and other data summarize our historical consolidated and combined financial information. We derived the information as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

     The selected income statement data with respect to the years ended December 31, 2002 and 2001 and the selected balance sheet data as at December 31, 2003, 2002 and 2001, has been derived from audited combined and consolidated financial statements prepared in accordance with U.S. GAAP not included herein. We are a holding company that was formed on May 10, 2001. We acquired our liquefied natural gas, or LNG, operations from Osprey Maritime Limited, or Osprey, a company indirectly controlled by our Chairman and President and major shareholder, John Fredriksen. The LNG operations were a fully integrated business of Osprey prior to our acquisition of them. Accordingly, the following financial information for the period that includes the five months to May 31, 2001 has been derived from the financial statements and accounting records of Osprey and reflects significant assumptions and allocations. Our financial position, results of operations and cash flows could have differed from those that would have resulted if we had operated autonomously or as an entity independent of Osprey in the period for which historical financial data is presented for the five months to May 31, 2001 below and, similarly may not be indicative of our future operating results or financial performance.

     The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.


                                                                       At or for the Fiscal Year Ended
                                                                                 December 31
                                                              2005          2004         2003         2002         2001
                                                              ----          ----         ----         ----         ----
(in thousands of $, except number of shares, per
common share data and fleet data)
Income Statement Data:
Total operating revenues                                   171,042       163,410      132,765      130,611      114,223
Vessel operating expenses (1)                               37,215        35,759       30,156       28,061       24,537
Voyage expenses (5)                                          4,594         2,561        2,187            -            -

Administrative expenses                                     12,219         8,471        7,138        6,127        8,232

Restructuring costs                                          1,344             -            -            -        1,894
Depreciation and amortization                               50,991        40,502       31,147       31,300       31,614
Operating income                                            64,679        76,117       62,137       65,123       47,946
Net financial expenses                                     (39,319)      (25,304)     (15,140)     (40,367)     (41,617)
Income before equity in net earnings of investee,
income taxes and minority interests                         25,360        50,813       46,997       24,756        6,329
Income taxes and minority interests                         (9,323)       (7,995)      (7,427)      (2,381)       1,963
Equity in net earnings of investee                          18,492        13,015            -            -            -

Net income                                                  34,529        55,833       39,570       27,137        4,366
Earnings per common share
- basic (2)                                                   0.53          0.85         0.68         0.48         0.08
- diluted (2)                                                 0.50          0.84         0.68         0.48         0.08
Cash dividends per common share                                  -             -            -            -            -
Weighted average number of shares - basic                   65,568        65,612       58,533       56,012       56,012
Weighted average number of shares - diluted (2)             65,733        65,797       58,623       56,022       56,019

Balance Sheet Data (at end of year):
Cash and cash equivalents                                   62,227        51,598      117,883       52,741       57,569
Restricted cash and short-term investments                  49,448        41,953       32,095       12,760       14,163
Amounts due from related parties                                17           294          180          281          261
Long-term restricted cash                                  696,308       714,802      623,179            -            -
Equity in net assets of non-consolidated investee           65,950        48,869       12,176            -            -
Newbuildings                                               111,565       145,233      207,797      291,671      132,856
Vessels and equipment, net                                 533,008       371,867      211,098      617,583      641,371
Vessels under capital lease, net                           676,036       706,516      553,385            -            -
Total assets                                             2,230,695     2,110,329    1,783,968      987,935      855,991
Current portion of long-term debt                           67,564        66,457       61,331       48,437       41,053
Current indebtedness due to related parties                      -             -            -       32,703       85,278
Current portion of obligations under capital leases          2,466         2,662            -            -            -
Long-term debt                                             758,183       636,497      593,904      629,173      483,276
Long-term obligations under capital leases                 801,500       842,853      616,210            -            -
Minority interest                                           27,587        26,282       18,706       13,349       25,820
Stockholders' equity                                       434,554       402,770      338,801      196,136      174,397
Common shares outstanding (2)                               65,562        65,612       65,612       56,012       56,012

Fleet Data (unaudited)
Number of vessels at end of year (3)                            10             9            7            6            6
Average number of vessels during year (3)                       10          8.33         6.34            6            6
Average age of vessels (years)                                15.3          15.9         19.3         21.4         20.4
Total calendar days for fleet                                3,645         3,023        2,315        2,190        2,190
Total operating days for fleet (4)                           2,976         2,660        2,140        2,166        2,060
Average daily time charter equivalent earnings (5)         $46,200       $54,900      $57,300      $59,000      $53,600
Average daily vessel operating costs (6)                   $10,210       $11,800      $13,000      $12,800      $11,200

Footnotes

(1) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, they include an allocation of overheads allocable to vessel operating expenses.

(2) Since our financial results for the period that includes the five months to May 31, 2001, were "carved out" of those of Osprey, we did not record any specific share capital for the period before we acquired Osprey's LNG assets and operations. To provide a measurement of earnings per share for those periods, we use for basic earnings per share the 12,000 shares issued in connection with the formation of Golar on May 10, 2001 and the subsequent issuance of 56 million shares in our Norwegian placement. Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(3) In each of the periods presented above, we had a 60% interest in one of our vessels and a 100% interest in our remaining vessels.

(4) The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days spent on repairs, drydockings, special surveys and vessel upgrades or awaiting employment during which we do not earn charter hire.

(5) The majority of our vessels are operated under time charters. However some of our newer vessels operated under voyage charters during 2003 and 2004. Under a time charter, the charterer pays substantially all of the vessel voyage costs whereas under a voyage charter, the vessel owner pays such costs. However, we may also incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCEs". For time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of net time charter revenues. We perform this calculation on a vessel by vessel basis. For voyage charters, TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire. Net charter revenues (non-GAAP measure), the numerator of the TCE calculation, provides more meaningful information to us about the operating revenues generated from our various charters than gross revenues, the most directly comparable GAAP measure. Net revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages.

     The following table reconciles our net revenues to total revenues for the years ended December 31, 2005, 2004 and 2003. For each of the years ended December 31, 2002 and 2001, we did not earn any voyage revenues and did not incur any voyage expenses.

     -------------------------------------------------------------------------
     (in thousands of $)                  2005            2004           2003
     -------------------------------------------------------------------------
     Total revenues                    171,042         163,410        132,765
     Voyage expenses                    (4,594)         (2,561)        (2,187)
     -------------------------------------------------------------------------
     Net revenues                      166,448         160,849        130,578
     -------------------------------------------------------------------------

     Voyage related expenses can also be incurred when our vessels are off hire. This principally occurs during periods of commercial waiting time when a small amount of fuel is consumed whilst the vessel is idle.

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

     We receive a substantial majority of our revenue from seven long-term charters with two large and established customers. In the year ended December 31, 2005, BG Group plc, or BG, accounted for 51.2% and Pertamina (the state owned oil and gas company of Indonesia) accounted for 37.2% of our total operating revenues, respectively. Pertamina chartered two of our vessels during 2005 and BG chartered five of our vessels during 2005. All of these charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer's breach. Our customers may terminate their charters with us if, among other events, the relevant vessel is lost or damaged beyond repair. The unanticipated loss of any of these charters or either customer would likely interrupt our related cash flow because we cannot be sure that we would be able to enter into attractive replacement charters at short notice. A persistent and continued interruption of our cash flow could, in turn, substantially and adversely affect our financial condition.

Completion of our newbuilding program and investment in new projects is dependent on our obtaining additional financing.

     We have installment payments to make relating to the construction cost of one newbuilding still under construction, which is due to be delivered in 2007 and in respect of a contract to convert an existing vessel into a floating storage and regasification unit ('FSRU'). As of June 29, 2006, we believe we have sufficient facilities to meet our anticipated funding needs until June 2007. We currently do not have sufficient facilities to meet the final delivery instalment, in respect of our unfinanced newbuilding hull number 2244, due in June 2007 and additional facilities of $108 million will be required to meet this commitment. We have successfully financed five newbuilding without long-term charter coverage within the last three years. It is standard in the shipping industry to finance between 50% and 80% of the purchase price of vessels, or construction cost in the case of newbuildings, through bank financing. In the case of vessels that have charter coverage, the debt finance percentage may increase significantly. If we were to obtain 50% debt financing to cover the installments due on our remaining unfinanced newbuilding, this would equate to additional finance of approximately $80 million of the $108 million required. For further information concerning our future financing plans, see Item 5 "Operating and Financial Review and Prospects, Liquidity and Capital Resources - Newbuilding Contracts and Capital Commitments". While we believe we will be able to arrange financing for the full amount of newbuilding payments due and have sufficient facilities to meet commitments totalling $50 million under our FSRU project contract, to the extent we do not timely obtain necessary financing, the completion of our newbuilding and FSRU project could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard and in relation to the newbuilding contract any deficiency if the shipyard is not able to recover its costs from the sale of the newbuilding.

We are considering various alternatives for the employment of our newbuildings, failure to find profitable employment for them could adversely affect our operations.

     We currently have two vessels; the Golar Frost (our newbuilding delivered in April 2004) and the Golar Winter (our newbuilding delivered in June 2004), on short-term charters and one newbuilding under construction not committed to medium or long-term charter contracts. We plan to find medium or long-term charters for these vessels or alternatively utilise them within some of the LNG infrastructure projects we are developing. In the case of the Golar Frost, if our "Livorno" project is successful it is anticipated that this vessel will be used as a floating LNG terminal. If we cannot obtain profitable employment for these vessels, our earnings will suffer. If we are unable to secure long-term charter coverage for our remaining unfinanced newbuilding hull 2244, we may be unable to obtain the financing necessary to complete that newbuilding. In addition, whether or not we employ our newbuildings profitably, we must service the debt that we incur to finance them as well as pay for operating costs.

Our charters with Shell have variable rates and certain termination rights.

     Three of our vessels are time chartered to Shell, Gracilis (renamed, was Golar Viking), Grandis and Granosa under five year charter agreements. However, the rates we can earn from these charters are variable relative to the market and Shell, as well as us, have certain termination rights. In the event that Shell does not employ the vessels for their own use, they will market the vessels for use by third parties. If Shell cannot find employment for these ships there could be periods where the vessels incur commercial waiting time and do not earn revenues. If these vessels are not employed profitably or the charters are terminated our cashflows could be seriously impacted.

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

     In addition to project development costs, we have contracted to convert one of our vessels, which may be the Golar Spirit as its charter ends at the end of 2006, into a floating storage and regasification unit ("FSRU"). The total cost of this investment is approximately $50 million. As yet we have no employment for this FSRU. If we cannot find employment our investment may be worthless and our cash flows may be significantly impacted. Additionally, it is possible that the use of the vessel as an FSRU may require us to terminate the Golar Spirit's lease, whilst we would be able to retain use of the vessel the loss of this financing would add to the cost of the investment.

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

     If the ownership interest in us of John Fredriksen, our chairman, and his affiliated entities falls below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur. Similarly, if we were to be in any other form of default which we could not remedy, such as payment default, our lessors, having legal title to our leased vessels, or our lenders, who have mortgage over some of our vessels, could be entitled to sell our vessels in order to repay our debt and or lease liabilities.

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

If we do not maintain the financial ratios contained in our loan and lease agreements or we are in any other form of default such as payment default, we could face acceleration of the due date of our debt and the loss of our vessels.

     Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders' equity. Although we currently comply with these requirements, if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.

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

Eight of our vessels are financed by UK tax leases. In the event of any adverse tax rate changes or rulings or in the event of a lease termination we may be required to make additional payments to the UK vessel lessor, which could adversely affect our results and financial position.

     In the event of any adverse tax rate changes or rulings, or in the event that we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately (pound)41 million British pounds).

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

     A large part of our cash flow from operations must go to paying principal and interest on our debt and lease agreements. As of December 31, 2005, our net total indebtedness (including capital lease obligations) was $822 million and our ratio of net indebtedness to total capital was 0.64. As of March 31, 2006 our net indebtedness was approximately $898 million and in June 2006 we drew down additional debt of $120 million on delivery of our latest newbuilding, Granosa. We may also incur additional debt of at least as much as $108 million to fund completion of our remaining unfinanced newbuilding. We may also incur additional indebtedness to fund our possible expansion into other areas of the LNG industry, for example in respect of our FSRU project. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

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

     We currently believe we are exempt from tax under Section 883 of the U.S Internal Revenue Code ("Code") in effect throughout 2005.

     If we, for whatever reason, were not eligible for exemption from tax under Code Section 883, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50 percent of our shipping income attributable to the transport of cargoes to or from United States ports. In the absence of such exemption, our potential tax liability for the calendar years 2003, 2004 and 2005 would have been $571,000, $880,000 and $627,000 respectively.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

     Our success depends to a significant extent upon the abilities and the efforts of our senior executives, and particularly John Fredriksen, our Chairman and Tor Olav Troim, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Troim, for any extended period of time could have an adverse effect on our business and results of operations.

If construction of the LNG carrier we have ordered and which is yet to be delivered were to be substantially delayed or left incomplete, or there was substantial delay in completion of the conversion of one of our vessels to a FSRU our earnings and financial condition could suffer.

     We have a binding contract for the construction of one new LNG carrier, or newbuilding, by an established Korean shipyard, which have yet to be delivered. While the shipbuilding contract contains a liquidated damages clause requiring the shipyard to refund a portion of the purchase price if delivery of a vessel is delayed more than 30 days, any such delay could adversely affect our earnings and our financial condition. In addition, if the shipyard was unable to deliver the vessel on time, we might be unable to perform related short or long-term charters and our earnings and financial condition could suffer. Furthermore, we are actively looking for employment for our vessel which is being converted into a FSRU. Any substantial delay in the conversion of our vessel into a FSRU could mean we will not be able to satisfy potential employment and our cashflow and earnings could suffer.

If we are treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under U.S. tax laws.

     If we are treated as a passive foreign investment company in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a passive foreign investment company in 2005 or will be in any future year. However, passive foreign investment company classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from other passive sources, including the spot trading of LNG for our own account, were to develop or to increase substantially. Moreover, the Internal Revenue Services may disagree with our position that time charters do not give rise to passive income for purposes of the passive foreign investment company rules. Accordingly, there is a possibility that we could be treated as a passive foreign investment company for 2005 or for any future year. The passive foreign investment company rules are discussed in more detail in Item 10 of this annual report under the heading "Additional Information; Taxation - U.S. Taxation of U.S. Holders".

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

An increase in interest rates could materially and adversely affect our financial performance

     At December 31, 2005 we had a total long-term debt and net capital lease obligations outstanding of $908 million. As at March 31, 2006 we had a total long-term debt and net capital lease obligations of $1,003 million of which currently $373 million is floating rate debt. We also use interest rate swaps to manage interest rate risk. As at March 31, 2006 our interest rate swap arrangements effectively fix the interest rate exposure on $630 million of floating rate bank debt and capital lease obligation. If interest rates rise significantly, that could materially and adversely affect our results of operations. Increases and decreases in interest rates will affect the cost of floating rate debt but may also affect the mark to market valuation of interest rate swaps which will also affect our results. Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements are hedged to a large extent. However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

An adverse foreign exchange movement between US dollars against other currencies could materially affect our financial performance.

     We may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, such as British pounds (GBP), in relation to our administrative office in the UK, operating expenses incurred in a variety of foreign currencies and Singapore dollars, among others, in respect of our FSRU conversion contract. If the US dollar weakens significantly this could increase our expenses and therefore could have a negative effect to our financial results.

     Conversely, seven of our vessels are financed by UK tax leases, which are denominated in British pounds. The majority of our British pound capital lease obligations are hedged by British pound cash deposits securing the lease obligations or by currency swap. However, this is not a perfect hedge and a significant strengthening of the US dollar could give rise to an increase in our financial expenses and could materially affect our financial results (see Item 11- Foreign currency risk).

We have entered into a total return swap transaction in respect of our shares and a decrease in our share price could adversely affect our financial results.

     In October 2005, we entered into a 12 month equity swap agreement with the Bank of Nova Scotia under which they may acquire up to 3.2 million of our shares. The agreement is structured so that upon termination Scotia will either pay to us or receive from us an amount equal to the movement in our share price times the number of shares acquired. In the event that our share price falls materially below the level at which Scotia make their purchases during the course of the swap, the swap's mark to market valuation will increase our financial expenses and therefore could affect our results.

During 2003 and 2004 we acquired 21% of the share capital of Korea Line Corporation, a Korean shipping company listed on the Korean Stock Exchange, at a cost of $34 million. The value of these shares could decline and we may lose all or a portion of our investment.

     The value of our investment in Korea Line Corporation ("Korea Line") could be impacted by, amongst other things, the future results of Korea Line as well as general Korean stock market movement and other events over which we have no control.

Risks Related to the LNG Shipping Industry

Risks involved with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues.

     The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

     o    Marine disaster;

     o    Piracy;

     o    Environmental accidents; and

     o Business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, or adverse weather conditions.

     Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable LNG carrier operator.

Over time charter rates for LNG carriers may fluctuate substantially. If rates happen to be lower at a time when we are seeking a charter for a vessel, our earnings will suffer.

     Charter rates for LNG carriers fluctuate over time as a result of changes in the supply-demand balance relating to current and future LNG carrier capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in natural gas prices could adversely affect our charter business as well as our business opportunities. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.

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

     John Fredriksen, our chairman, and his affiliated entities beneficially own 46.75% of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

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

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

     We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

ITEM 4.  INFORMATION ON THE COMPANY

A.   History and Development of the Company

     We are a LNG Shipping company formed on May 10, 2001. We currently own and/or operate a fleet of twelve liquefied natural gas, or LNG, carriers (or vessels), of which one was delivered in January 2006 and one in June 2006. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers through our subsidiaries. We operate eleven of our vessels through wholly-owned subsidiaries and we have a 60% interest in the owning company of a vessel, the Golar Mazo. We have also entered into contracts for the construction of one additional LNG carrier, which we expect to take delivery in June 2007. Seven of our LNG carriers are currently employed under long-term charter contracts, two LNG carriers are currently employed on short-term charters and three vessels are employed on medium term five-year market related charters with Shell.

     We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our telephone number at that address is (+1) 441-295-4705. Our principal administrative offices are located at 30 Marsh Wall, London, United Kingdom.

     Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman and president, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50% of Osprey in November 2000 and increased this interest to over 90% in January 2001. World Shipholding completed its acquisition in May 2001, at which time Osprey was delisted from the Singapore Stock Exchange.

     On May 21, 2001, we acquired the LNG shipping interests of Osprey, which included one newbuilding contract and an option for a further newbuilding contract. We also entered into a purchase agreement with Seatankers Management Company Ltd., a company indirectly controlled by John Fredriksen, to purchase its one newbuilding contract for an LNG carrier and its options to build three new LNG carriers. Two of the newbuilding options have since been exercised and two have expired.

     We listed on the Oslo Stock Exchange in July 2001 and on Nasdaq in December 2002.

     On 18 June 2003, Osprey transferred its assets and liabilities, and consequently its holding of our shares, to World Shipholding. As of that date World Shipholding held 50.01% of our issued and outstanding share capital. World Shipholding currently owns 46.75% of our issued and outstanding common shares.

     In July 2003 we issued 5.6 million shares via a direct offering raising $55.2 million and in December 2003 we issued a further 4.0 million shares via a direct offering raising $51.0 million.

     In August 2003 we took delivery of our first newbuilding, the Methane Princess. In September 2003 we signed a contract for the construction of a fifth newbuilding together with the option for two further newbuildings. In February 2004 we exercised one of the options and signed a sixth newbuilding contract. In August 2004 we exercised the remaining option for our seventh newbuilding. In April 2004 we took delivery of our second newbuilding, the Golar Winter, and in June 2004 we took delivery of our third newbuilding, the Golar Frost. In January 2005 we took delivery of our fourth newbuilding, the Gracilis. In January 2006 we took delivery of our fifth newbuilding, the Grandis and in June 2006 we took delivery of our sixth newbuilding, the Granosa.

     As at December 31, 2003 we had invested $12.2 million in Korea Line Corporation, a Korean shipping company listed on the Korean stock exchange. During the first six months of 2004 we purchased additional shares at a cost of $21.9 million. As at December 31, 2004 and 2005 we owned 21% of Korea Line.

     In December 2005, we signed an agreement with Keppel Shipyard Limited of Singapore for the first ever conversion of an exiting LNG carrier into an LNG Floating Storage and Regasification Unit (FSRU). The conversion will be made based on relevant DNV class rules and international standards. Our market survey has discovered several specific opportunities for the FSRU.

     In April 2006 we invested $5.1 million to purchase 13.95 million shares in Liquefied Natural Gas Limited ("LNGL") an Australian publicly listed company. Furthermore, in June 2006 we acquired a further 9.05 million shares for a consideration of $3.5 million following approval by LNGL's shareholders. After both purchases, we have become LNGL's largest shareholder with 19.83% holding.

B.   Business Overview

     We are a leading independent owner and operator of liquid natural gas (or "LNG") vessels. We have a fleet of twelve LNG vessels (including one delivered in January 2006 and one in June 2006) and a further vessel under construction, which we expect to take delivery in June 2007. We are also seeking to develop our business in other areas of the LNG supply chain, in particular innovative marine based solutions such as floating LNG regasification terminals.

The Natural Gas Industry

     Natural gas is one of the world's fastest growing energy sources and is likely to continue to be so for at least the next 20 years. Already responsible for approximately 25% of the world's energy supply, the International Energy Outlook, or IEO, projects that demand for natural gas will rise by approximately 2.3% per annum over the next two decades. According to the IEO, unprecedented growth in new gas fired power plants are expected to provide a substantial part of this incremental demand.

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

     o Demand from Power Generation: According to the IEO, natural gas is the fastest growing fuel source for electricity generation worldwide accounting for almost 50% of the total incremental growth in world-wide natural gas consumption.

     o Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, has resulted in new entrants and an increased market for natural gas.

     o Significant Natural Gas Reserves: Approximately half of the world's remaining hydrocarbon reserves are natural gas.

     o Emerging economies: Projected average increases in emerging economies consumption of natural gas of up to 4.1% per year up to 2025 are forecast by the IEO as compared to 2.3% per annum average growth for transitional economies and 0.6% per annum for mature economies.

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

     Over the last 10 years, LNG consumption has shown sustained annual growth of approximately 6.7% per year. The Energy Information Administration of the United States Department of Energy forecasts annual growth of LNG imports into the United States through 2025 amounting to approximately 8-10% per year.

Production

     There are three major regional areas that supply LNG. These are (i) Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, (ii) the Middle East, including Qatar, Oman and United Arab Emirates (with facilities planned in Iran and Yemen), and (iii) the Atlantic Basin countries, including Algeria, Libya, Nigeria and Trinidad with facilities under construction in Egypt and Norway and planned in Equatorial New Guinea, Angola and Venezuela. Qatar, Oman, Trinidad and Nigeria have all begun large scale LNG production in recent years. The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.

Consumption

     The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, which remains by far the biggest importer in the world, South Korea and Taiwan; and Europe, specifically Spain, France, Italy, Belgium and Turkey. East Asia currently accounts for approximately 63 % of the global LNG market while Europe accounts for approximately 25 %. The United States presently accounts for approximately 9 % of the global LNG market, a decrease of 2 % in 2005.

     There are currently 14 LNG importing countries with about 50 importing terminals. Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 58 % of the world total LNG imports in 2005. Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

     The cost of constructing LNG import facilities has decreased in real terms. This has helped small or low volume markets such as Puerto Rico, Turkey and Greece to receive imports on a cost-effective basis.

     Five LNG import terminals operate in the United States, namely; Lake Charles, Louisiana, Boston, Massachusetts, Elba Island, Georgia and Cove Point, Maryland and the offshore terminal, Gulf Gateway. Expansion plans exist for the Lake Charles (up to 1.8 bcf/day), Elba Island (up to 1.7 bcf/day) and Cove Point (1.8 bcf/day) facilities and in addition many companies are currently pursuing more than 30 possible onshore regasification plants aimed at significantly increasing domestic import capacity. However, it is unlikely that the majority of these plants will be constructed, due to cost and environmental restrictions.

The LNG Fleet

     As of end of February 2006, the world LNG carrier fleet consisted of 204 LNG carriers with a total capacity of approximately 19.5 million cubic meters
(cbm). The average age of the fleet was approximately 14 years. Currently there are orders for around 138 new LNG carriers with expected delivery dates through to 2010.

     The current 'standard' size for LNG carriers is approximately 155,000 cubic meters ('cbm'), up from 125,000 cbm during the 1970's. To assist with transportation unit cost reduction the average size of vessels is rising steadily and there are fairly advanced plans for vessels of up to 250,000 cbm. There are also some smaller LNG carriers, mainly built for dedicated short distance trades. Apart from one, all the newbuildings to be delivered from 2006 through 2008 are 137,000 cbm or more. The cost of LNG carriers has fluctuated from $280 million in the early 1990s to approximately $205 - $220 million currently for the current standard size depending on the mode of propulsion.

     LNG carriers are designed for an economic life of approximately 40 years. Therefore all but a very few of the LNG carriers built in the 1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels' 40th anniversaries, which demonstrates the economic life for such older vessels. As a result, limited scrapping of LNG carriers has occurred or is likely to occur in the near future. In view of the fact that LNG is much less of a pollutant than other products such as oil and given that more has tended to be spent on maintenance of LNG vessels than oil tankers, the pressure to phase out older vessels has been much less than for crude oil tankers. We cannot, however, say that such pressure will not begin to build in the future.

     The current worldwide maximum production capacity of shipyards for LNG carriers is in the region of 40 ships a year after rapid expansion of production facilities over the past 5 years, particularly in Korea. The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both. The construction period for an LNG carrier is approximately 30-34 months. However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is likely to be in 2009. Any new project/trade with LNG vessel demand before then will have to rely on third party vessels until potential new orders can be delivered.

Our Business Strategy

     We are a leading independent owner and operator of LNG vessels and, we believe, the only shipping company dedicated exclusively to LNG transportation. Our objective is to provide safe, reliable and efficient LNG transportation services to our customers and to use this as the foundation to fulfil our vision of becoming an industry leader in LNG transportation services and of expansion into other profitable areas of the LNG chain. Our strategy is therefore to grow, expand and diversify our LNG shipping operations, concentrating on our existing customers whilst offering the same high level of service to selected new customers.

     In respect of our shipping operations we intend to build on our relationships with existing customers and continue to develop relationships with those who require a shipping partner for whom LNG transportation is the core business. We aim to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG supply solutions. We believe our customers will have the confidence to place their 'shipping risk' with us on the basis that our core business is safe and reliable ship operation, while theirs is the profitable sale or purchase of LNG.

     In furtherance of our strategy to enhance our core margins we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping assets and our 30 years of industry experience can add value. We believe we can achieve this aim while at the same time diversifying our sources of income from LNG and thereby strengthen the Company.

         We are investing in both established LNG operations and technologies as well as newly developing technologies, such as offshore liquefaction and regasification operations. We continue to focus on floating energy solutions and the provision of the associated shipping services as a major area for business development and are in various stages of investigation and discussion with respect to several other prospective projects.

Specific projects we have been working on include the following:

     o We have been working on an Offshore Regasification project near Livorno, Italy. A government decree approving the project was issued in February 23, 2006. It is anticipated that the project will use the Golar Frost as a floating terminal by installing regasification equipment on board the vessel and permanently mooring her off the coast of Italy.

     o We have invested $3 million in TORP Technology AS ("TORP"), which holds the rights to the "Hiload LNG Re-gasification Technology" developed by Remora Technology AS. TORP has applied for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast.

     o We have also made the decision to convert one of our existing Moss design LNG vessels into a FSRU in anticipation of a demand that we see developing. We are actively looking at several other project opportunities, which include the provision of technical marine and LNG expertise for other technically innovative projects.

     o During the first quarter of 2006, we signed an agreement with Liquefied Natural Gas Limited ("LNGL"), an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches. In April 2006, we purchased 13.95 million shares and in June 2006 we acquired a further 9.05 million shares, following approval by LNGL's shareholders. After both purchases, we will become LNGL's largest shareholder with a 19.83% holding. LNGL is a company focused on acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. Aside from our anticipation that our investment will increase in value, we will also aim to tender for any shipping requirements LNGL might require in the future.

Our Strategic position and competitive strengths.

We believe we have established ourselves as a leading independent owner and operator of LNG ships. Listed below are what we believe to be our key competitive strengths:

     o Operational excellence: We are an experienced and professional provider of LNG shipping that places value on operating to the highest industry standards of safety, reliability and environmental performance.

     o Customer relationships: Our success is directly linked to the service and value we deliver to our customers. Our customers and partners include some of the biggest participants in the LNG market: BG Group, Pertamina, Royal Dutch Shell ("Shell") and Chinese Petroleum Corporation.

     o Secure cash flow: Seven of our existing twelve ships are on long-term charters which provides us with a relatively secure and stable cash flow and provides the financial platform for us to grow and expand.

     o LNG shipping experience: We have 30 years of experience of operating LNG ships and we have access to a large pool of experienced LNG crew.

     o Newbuildings: We currently have available new vessels uncommitted to long-term charters. This provides us with the opportunity to respond quickly to the developing needs of our customers.

     o Technical and Commercial experience and expertise: With our existing assets, extensive experience and significant technical and commercial expertise we are able to quickly take advantage of market opportunities as they arise and offer innovative solutions to our customers' needs.

Customers

     We have long-term customer relationships with two large participants in the LNG industry, and most of our revenues have been derived from these two customers, namely BG Group and its subsidiaries, and Pertamina, the state-owned oil and gas company of Indonesia. In addition we have recently entered into time charter agreements with Royal Dutch Shell in respect of three of our ships.

     We and our predecessors have had charters with Pertamina since 1989. Our revenues from Pertamina were $63.7 million in 2005, $65.6 million in 2004 and $61.9 million in 2003. This constitutes 37.3%, 40.1% and 47% of our revenues for those years, respectively. BG has chartered LNG carriers from us and our predecessors since 2000. Our revenue from BG was $87.5 million in 2005, $82.2 million in 2004 and $64.8 million in 2003, constituting 51.2%, 50.3% and 49% of our revenues for those years respectively. BG currently charters five vessels from us.

     We have continued to develop relationships with other major players in the LNG world. The charter of three of our vessels to Shell on five-year charters on a market related basis, is a significant extension of our relationship base and an important strategic link with Shell who are the longest standing and largest operators in the LNG market. Other commercial relationships we have developed include those with other customers Sonatrach of Algeria and MISC of Malaysia.

Competition

     While virtually all of the existing world LNG carrier fleet is still committed to long-term charters, there is competition for employment of vessels whose charters are expiring and vessels that are under construction. Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, vessels coming off charter and newly constructed vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

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

Our Fleet

Current Fleet

     We currently lease eight LNG carriers under long-term leases, we own three vessels and we have a 60% interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. Two of our vessels serve routes between Indonesia and Taiwan and South Korea, while five are involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan. Two of our vessels are currently operating on short-term charters.. In December 2005, we signed three five-year charter agreements with Shell. In January 2006, the Grandis commenced its charter followed by the Gracilis in March 2006 and the Granosa in June 2006 upon its delivery.

     The following table lists the LNG carriers in our current fleet:

--------------------------------------------------------------------------------
                   Year of    Capacity,    Current Charterer    Current Charter
Vessel Name        Delivery     cbm.                            Expiration
--------------------------------------------------------------------------------
Hilli                 1975     125,000                     BG     2011
Gimi                  1976     125,000                     BG     2010
Golar Freeze          1977     125,000                     BG     2008
Khannur               1977     125,000                     BG     2009
Golar Spirit          1981     128,000              Pertamina     2006
Golar Mazo(1)         2000     135,000              Pertamina     2017
Methane Princess      2003     138,000                     BG     2024
Golar Winter          2004     138,000    Short-term charters     2006
Golar Frost           2004     137,000    Short-term charters     2006
Gracilis              2005     140,000                  Shell     2011
Grandis               2006     145,700                  Shell     2011
Granosa               2006     145,700                  Shell     2011
--------------------------------------------------------------------------------

1 We own a 60% interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.


     Our currently trading fleet represents approximately 6% of the worldwide fleet by number of vessels.

Newbuildings

     We have entered into newbuilding contracts for the delivery of seven LNG carriers since the beginning of 2001 six of which have already been delivered. The following table summarizes our newbuilding currently under construction, which has a capacity of 145,700 cbm:

     Hull number          Shipbuilder             Expected Delivery Date
     -----------          -----------             ----------------------
     2244                 Daewoo                          June 2007

     The selection of and investment in newbuildings is a key strategic decision for us. We believe that our experience in the shipping industry has equipped our senior management with the ability to determine when to acquire options for newbuildings and when to order the construction of newbuildings and the scope of those constructions. Our senior management has established relationships with several shipyards, and this has enabled us to access the currently limited shipyard slots to build LNG carriers.

Our Charters

     Seven of our current LNG carriers are on long-term time charters to LNG producers and importers. These charters generally provide us with stable income and cash flows.

     Pertamina Charters. Two of our vessels, the Golar Mazo and the Golar Spirit, are chartered by Pertamina, the state-owned oil and gas company of Indonesia. The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18-year time charter that expires at the end of 2017. The Golar Spirit is employed on a 20-year time charter that expires at the end of 2006. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

     Under the Pertamina charters, the operating and drydocking costs of the vessel are borne by Pertamina on a cost pass-through basis. Pertamina also pay for hire of the vessels during scheduled drydockings up to a specified number of days for every two to three year period.

     BG Charters. BG, through its subsidiaries, charters five of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur,Gimi,Hilli and the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan. BG determines the trading routes of these vessels. The Golar Freeze commenced a five-year charter with BG on March 31, 2003. The charter for the Khannur expires in the third quarter of 2009, the charter for the Gimi expires in the fourth quarter of 2010 and the charter for the Hilli expires in the first quarter of 2011. The charter for the Methane Princess commenced in February 2004 and is for 20 years and therefore expires in 2024.

     Our charterers may suspend their payment obligations under the charter agreements for periods when the vessels are not able to transport cargo for various reasons. These periods, which are also called off-hire periods, may result from, among other causes, mechanical breakdown or other accidents, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as the result of a claim against us, or the cancellation of the vessel's class certification. The charters automatically terminate in the event of the loss of a vessel.

     Shell Charters. Shell Tankers UK Ltd currently charter three of our vessels on five-year charters. The rates we earn from these charters are market related, and therefore variable. As with all our other charters we may suffer periods of off-hire when the vessel is unable to transport cargo, however there is also the possibility of periods when we will not receive charter hire in the event that Shell have no requirement for a given vessel in a given period and cannot sub-charter it to a third party. Although this structure effectively leaves the company open to market risk we believe that our utilisation rate (i.e. the number of days for which we are paid hire in any given period) will be improved. Shell's international gas and LNG trading structures afford significantly more opportunity to create and sustain ongoing vessel utilisation than is available to a stand-alone shipping company.

     The five-year charter periods on the respective vessels commenced in January 2006 (Grandis), March 2006 (Gracilis) and June 2006 (Granosa), and are thus scheduled to terminate in 2011. The charters allow for the parties to discuss variation of the terms of the agreements after one year in the event that the structure does not fulfil the original intentions of both Golar and Shell, which includes the right to terminate the charters if the parties do not reach agreement. In addition Shell continues to have termination rights throughout the charter period.

We have also appointed Shell Transport and Shipping Company (STASCO) as our third party managers for these three vessels.

Charter Renewal Options

     Pertamina Charters. Pertamina has the option to extend the charter of the Golar Mazo for up to ten years by exercising the right to extend for one or two additional five-year periods. Pertamina must give two years notice of any decision to extend. The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension.

     BG Charters. With the exception of the Golar Freeze charter, each of the BG charters, including the charter for the Methane Princess, is subject to outstanding options on the part of BG to extend those charters for two five-year periods. The hire rates for Khannur, Gimi and Hilli will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of 3% per annum of the operating costs of the vessel.

Golar Management (UK) Limited and Ship Management

     Subsidiaries of Golar Management (UK) Limited, or Golar Management, a wholly owned subsidiary of ours, operate eight of our vessels under long-term leases. Golar Management, which has offices in London, also provides commercial, operational and technical support and supervision and accounting and treasury services to us.

     Prior to February 2005, Golar Management provided all services related to the management of our vessels other than some of our crewing activities. Since February 2005, Golar Management has subcontracted to three internationally recognised third party ship management companies day-to-day vessel management activities including routine maintenance and repairs; arranging supply of stores and equipment; ensuring compliance with applicable regulations, including licensing and certification requirements and engagement and provision of qualified crews. Ultimate responsibility for the management of our vessels, however, remains with Golar Management.

     Our three third party ship managers are Thome Ship Management (Singapore), Barber Ship Management (Oslo) and STASCO (London). Our decision to employ third party managers was driven by our need to secure long-term high quality seafaring workforce for a growing fleet. We recognized that external ship management companies have access to larger pools of officers that can be trained to become LNG officers. With the expansion of the global LNG fleet, a shortage of well-qualified officers is considered a significant threat to operators in this shipping segment. Our decision was also influenced by our requirement to improve technical teams geographic coverage, given our fleet trade world-wide, and to be able to take advantage of economies and efficiencies of scale afforded by these managers.

Ship Maintenance

     We are focused on operating and maintaining our LNG carriers to the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during drydocking. This will reduce the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is in drydock we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crew members or subcontractors.

     The upgrading program to refurbish and modernize our 1970s built liquefied natural gas carriers was largely completed with the drydocking of Khannur in March 2005. The Hilli, Gimi, Khannur and Golar Freeze have now all been fitted with, among other things, modern cargo monitoring and control equipment. In addition these vessels are undergoing a ballast tank re-coating programme whilst in service. The completion of the ballast tank refurbishing program has been delayed somewhat but we expect it will be completed by end of 2006, for two vessels, with the remaining two expected to be completed mid to end of 2007.

     We anticipate that the upgrading program will allow us to operate each of these vessels to their 40th anniversary. We believe that the capital expenditure of this program will result in lower maintenance costs and improved performance in the future. We also believe this program will help us maintain our proven safety record and ability to meet customer expectations. Indeed, performance has improved significantly over the last two years, mainly due to the reduction in technical problems and unplanned off-hire.

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

     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $4.25 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

     All our third party Ship Managers are certified to the International Standards Organization (ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of liquefied natural gas carriers. This certification requires that the Company commit managerial resources to act on its environmental policy through an effective management system.

     Regulation by the International Maritime Organization

     The International Maritime Organization (IMO) is a United Nations agency that provides international regulations affecting the practices of those in shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, govern our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Managers each hold a Document of Compliance for operation of Gas Carriers.

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

     Vessels that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO. The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC and each of our newbuilding contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

     The most recent directive from the IMO, issued in the wake of increased worldwide security concerns, is the International Security Code for Ports and Ships (ISPS). The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Ship Managers have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the new ISPS Code.

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

     For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked twice during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class". The Golar Mazo is certified by Lloyds Register, and our other vessels are each certified by Det norske Veritas, both are members of the International Association of Classification Societies.

In-House Inspections

     The ship managers carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with managers' reports. In addition we have contracted a specialist company to carry out annual inspections. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

C.   Organizational Structure

     As is customary in the shipping industry, we own, lease and operate our vessels, and our newbuildings while under construction, through separate subsidiaries. With the exception of the Golar Mazo, the Golar Frost, Gracilis and the Granosa, we lease our vessels from lessors, who are all subsidiaries of UK Banks. We own a 100% interest in the owning subsidiary of our newbuilding yet to be delivered. We own the Golar Mazo in a joint arrangement with the Chinese Petroleum Corporation in which we own 60% and Chinese Petroleum owns the remaining 40% of the vessel owning company.

     The table below lists each of our significant subsidiaries, the subsidiaries' purpose, or the vessel it owns, leases or operates, and its country of incorporation as at June 29, 2006. Unless otherwise indicated, we own 100% of each subsidiary.

Subsidiary                           Jurisdiction of Incorporation    Purpose
----------                           -----------------------------    -------
Golar Gas Holding Company Inc.       Republic of Liberia              Holding  Company  and leases five
                                                                      vessels
Golar Maritime (Asia) Inc.           Republic of Liberia              Holding Company
Gotaas-Larsen Shipping Corporation   Republic of Liberia              Holding Company
Oxbow Holdings Inc.                  British Virgin Islands           Holding Company
Faraway Maritime Shipping Inc.       Republic of Liberia              Owns Golar Mazo
     (60% ownership)
Golar LNG 2215 Corporation           Republic of Liberia              Leases Methane Princess
Golar LNG 1444 Corporation           Republic of Liberia              Owns Golar Frost
Golar LNG 1460 Corporation           Republic of Liberia              Owns Gracilis
Golar LNG 2220 Corporation           Republic of Liberia              Leases Golar Winter
Golar LNG 2234 Corporation           Republic of Liberia              Owns Granosa
Golar LNG 2244 Corporation           Republic of Liberia              Owns newbuilding Hull 2244
Golar LNG 2226 Corporation           Marshall Islands                 Leases Grandis
Golar International Ltd.             Republic of Liberia              Vessel management
Gotaas-Larsen International Ltd.     Republic of Liberia              Vessel management
Golar Management Limited             Bermuda                          Management
Golar Maritime Limited               Bermuda                          Management
Golar Management (UK) Limited        United Kingdom                   Management
Golar Freeze (UK) Limited            United Kingdom                   Operates Golar Freeze
Golar Khannur (UK) Limited           United Kingdom                   Operates Khannur
Golar Gimi (UK) Limited              United Kingdom                   Operates Gimi
Golar Hilli (UK) Limited             United Kingdom                   Operates Hilli
Golar Spirit (UK) Limited            United Kingdom                   Operates Golar Spirit
Golar 2215 (UK) Limited              United Kingdom                   Operates Methane Princess
Golar Winter (UK) Limited            United Kingdom                   Operates Golar Winter
Golar 2226 (UK) Limited              United Kingdom                   Operates Grandis
Golar FSRU 1 Corporation             Marshall Islands                 Contracted  for the conversion of
                                                                      a vessel  to a  floating  storage
                                                                      regasification unit ("FSRU")

D.   Property, Plant and Equipment

The Company's Vessels

The following tables set forth the fleet that we operate and the newbuilding that we have on order:

                                             Capacity                            Current       Current Charter
Vessel                    Delivered              cbm.         Flag             Charterer            Expiration
------                    ---------              ----         ----             ---------            ----------
Granosa                        2006           145,700           MI                 Shell                  2011
Grandis                        2006           145,700          IOM                 Shell                  2011
Gracilis                       2005           140,000           MI                 Shell                  2011
Golar Frost                    2004           137,000          LIB   Short-term charters                  2006
Golar Winter                   2004           138,000           UK   Short-term charters                  2006
Methane Princess               2003           138,000           UK                    BG                  2024
Golar Mazo                     2000           135,000          LIB             Pertamina                  2017
Golar Spirit                   1981           128,000           MI             Pertamina                  2006
Golar Freeze                   1977           125,000           UK                    BG                  2008
Khannur                        1977           125,000           UK                    BG                  2009
Gimi                           1976           125,000           UK                    BG                  2010
Hilli                          1975           125,000           UK                    BG                  2011


                      Expected Date          Capacity                                          Current Charter
Newbuilding             of Delivery              cbm.         Flag             Charterer            Expiration
-----------             -----------              ----         ----             ---------            ----------
Hull No. 2244             June 2007           145,700            -                   n/a                   n/a

Key to Flags:
LIB - Liberian, UK - United Kingdom, MI - Marshall Islands, IOM - Isle of Man

     We do not own any interest in real property. We sublease approximately 8,000 square feet of office space in London for our ship management operations.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

     None

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

     Current Business

     Our activities are currently focused on the chartering of our LNG carriers and the development of LNG supply chain projects and potential investments, in particular offshore regasification terminals. Seven of our twelve vessels are on fixed long-term charters, which provide us with stable and predictable cash flows for the majority of our business. One of these long-term time charters expires at the end of 2006.

     The following table sets out our current long-term charters, and their expirations:


-------------------------------------------------------------------------------------------------------------------
                            Approximate Annual        Current Charter
 Vessel Name                   Charter Hire             Expiration           Charterers Renewal Option Periods
-------------------------------------------------------------------------------------------------------------------
Golar Mazo (1)              $31 million / year             2017                    5 years plus 5 years
Golar Spirit (2)            $21 million / year             2006                            None
Khannur                    $15.3 million / year            2009                    5 years plus 5 years
Golar Freeze               $19.6 million / year            2008                            None
Gimi                       $15.3 million / year            2010                    5 years plus 5 years
Hilli                      $15.3 million / year            2011                    5 years plus 5 years
Methane Princess           $24.3 million / year            2024                    5 years plus 5 years
-------------------------------------------------------------------------------------------------------------------

----------
(1) On a wholly owned basis and excluding operating cost recovery from charterer (see below).
(2)  Excludes operating cost recovery from charterer (see below).

     The long-term contracts for the Golar Spirit and Golar Mazo are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire, being the rate in the above table, and the vessel operating costs are borne by the charterer on a cost pass through basis. These contracts contain no escalation clauses.


     During 2005 three of our vessels, Golar Winter, Golar Frost and Gracilis, operated on short-term charters in the spot market under an agreement with Exmar Marine NV ("Exmar") who made available one vessel to the arrangement. The vessels were jointly marketed for short-term charters of up to two years. Net hire from all vessels (i.e. after deduction of voyage related expenses) was distributed equally amongst the vessels. Operating costs and debt service cost were excluded from the calculations of net hire i.e. they remained each company's responsibility. This arrangement was terminated as at December 31, 2005.

     Earnings from our vessels in the spot market in 2004 and the arrangement with Exmar during 2005 were negatively impacted by an excess supply of vessels over demand. This imbalance was largely created by a lack of available LNG spot cargoes coupled with the delay of a number of new LNG production projects which led to several LNG vessels, including ours, lying idle for periods of time.

     In December of 2005 we entered into five-year time charters with Shell in respect of three of our vessels. The five-year charter periods on the respective vessels commenced in January 2006 (Grandis), March 2006 (Gracilis) and June 2006 (Granosa). The charter rates in respect of these vessels are market related and therefore variable. In the event that Shell does not employ the vessels for their own use, they will market the vessels for use by third parties. If Shell cannot find employment for these ships there could be periods where the vessels have commercial waiting time and do not earn revenues. Whilst we expect utilisation of these vessels to improve as a result of the charters to Shell this is not guaranteed. The charters parties have certain mutual termination rights after one year and Shell continue to have termination rights throughout the charter period.

     Vessels may operate under different charter arrangements including time charters, voyage charters and bareboat charters, although time charters are most common within the LNG shipping industry. A time charter is a contract for the use of a vessel for a specific period of time at a specified daily rate, although they may also include fess to position the vessel prior to the charter period commencing or to reposition the vessel after the charter period. Under a time charter, the charterer pays substantially all of the vessel voyage costs during the charter period, which consist primarily of fuel and port charges. A bareboat charter is also a contract for the use of a vessel for a specific period of time at a specified daily rate but the charterer pays the vessel operating costs as well as voyage costs. Operating costs include crew wages, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. A voyage charter is generally for a specific voyage but the charterer does not pay the voyage costs. We define charters for a period of less than one year as short-term, charters for a period of between one and four years as medium-term and charters for a period of more than four years as long-term.

     The following table sets out the employment of the LNG carriers now owned and/or operated by us during the period 2001 to 2005.

------------------------------------------------------------------------------------------------------------------
Vessel Name          2001 to 2005
------------------------------------------------------------------------------------------------------------------
Golar Mazo           Long-term time charter to Pertamina commenced on delivery in January 2000

Golar Spirit         Long-term time charter to Pertamina which ends at the end of 2006

Khannur              Long-term time charter with BG from December 2000

Golar Freeze         Medium-term time charter with BG from November 2000 and  long-term time charter with
                     BG from March 2003.

Gimi                 Short-term charters until start of long-term time charter with BG in May 2001

Hilli                Long-term time charter with BG from September 2000

Methane Princess     Delivered in August 2003. Short-term charters until start of long-term time charter with BG in February 2004.

Golar Winter         Delivered in April 2004. Short-term charters during 2004 and within Exmar arrangement in
                     2005. Periods of commercial waiting time between charters.

Golar Frost          Delivered in June 2004.  Short-term charters during 2004 and within Exmar arrangement in
                     2005. Periods of commercial waiting time between charters.

Gracilis             Delivered in January 2005. Short-term charters and part of Exmar arrangement in 2005.
                     Periods of commercial waiting time between charters. Charter with Shell (market rate) from
                     March 2006
------------------------------------------------------------------------------------------------------------------


     During the latter part of 2003 and first half of 2004 we acquired, through market purchases, 21% of the shares in the Korean shipping company Korea Line Corporation ("Korea Line"), which is listed on the Seoul Stock Exchange. Korea Line owns two modern LNG carriers on long-term charters to KOGAS and also has a smaller ownership (less than 15%) in four other large LNG carriers. Korea Line also owns around 20 drybulk vessels and also charters in additional drybulk vessels for use in its drybulk chartering business. We originally had seen the investment in Korea Line as an opportunity to develop a positive relationship with a leading Korean shipping company, which could lead to further LNG business development. However, to date no business has materialised from the relationship.

     During the first quarter of 2005 we undertook a reorganisation of our technical fleet management operation. The aim of this reorganization was to improve the service level to our customers and to secure a long-term high quality seafaring workforce. We have enlisted the services of two leading international ship managers to run two offices, one in Singapore (Thome Ship Management) to cover ships operating principally in the Asia Pacific market and one in Oslo (Barber Ship Management) to cover ships operating in the Atlantic market. The new offices will be responsible for the day-to-day operation of our ships. Since this reorganization we have additionally appointed Shell's ship management arm (STASCO) to assist with the day-to-day technical management of our ships on charter to Shell.

     Possible Future LNG Industry Business Activities

     We currently have two vessels and one newbuilding not committed to current contracts. We plan to find medium or long-term charters for these vessels or alternatively utilise them within some of the LNG infrastructure projects we are developing.

     In the meantime these two vessels are available for trade in the short-term or "spot" market. The LNG spot market has only recently developed and it is at an early stage. Rates payable in this market may be uncertain and volatile. The supply and demand balance for LNG carriers is also uncertain. During 2004 and 2005, as noted above, the excess supply of vessels over demand has negatively impacted our results. During the first part of 2006 utilisation and rates in the spot market are somewhat improved from 2005 but we cannot be sure this improvement will be sustained. The earnings from our vessels on charter to Shell will also be impacted by the development of charter rates and demand in the spot market. These factors could also influence the results of operations from spot market activities and the Shell charters beyond 2006.

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

     Since June 2002, we have been working with the Italian offshore and contracting company Saipem SPA with regard to the joint marketing and development of Floating Storage and Regasification Units, or FSRU's. The concept is based on the conversion of a Moss type LNG carrier ('Moss type' is in reference to the type and shape of the cargo tanks), either existing or newly built. Saipem provide the engineering design and technical expertise whilst we contribute by identifying suitable LNG carriers as well as providing maritime expertise.

     The first project identified as a potential user of an FSRU was in Italy off the coast of Livorno and since 2002 we have been working with Saipem and Cross Energy S.R.L. ("Cross") on this project. In February 2006, the project company Offshore LNG Toscana ("OLT") was advised that the government decree approving the terminal had been granted. Local Italian energy utility Amga and Spanish energy utility Endesa are supporting the project and have taken an ownership interest in OLT. Work is now ongoing in respect of the logistical and commercial aspects of the project. The ultimate size of our investment has yet to be determined, but the permitting process for this project has been based on the Golar Frost and it is therefore anticipated that this vessel will be utilised in the project if it is successful.

     Again in conjunction with Saipem SPA we have been developing a floating power generating plant (FPGP). The concept is based on the conversion of an existing LNG carrier by installing combined cycle gas turbine generators capable of producing around 240 megawatts of power, which is carried ashore via sub-sea cables. In this regard we have applied to the Cyprus Energy Regulatory Authority for licences to construct and operate an FPGP to supply electricity to the Cypriot market. Although at an early stage of development we see this as a logical extension of the floating regasification and storage projects, as noted above, that we have been working on. The application process has been delayed somewhat whilst clarification is sought with respect to recently proposed legislation covering the importation, storage and use of LNG. The legislation is currently still going through the normal review process prior to enactment and therefore has not yet been passed into law. Discussions are ongoing with the Cyprus Electricity Regulatory Authority (CERA) as to whether this future legislation has an impact on the Company's application to construct and operate an electricity power station off the coast of Cyprus. This process will take some time as it involves government departments other than CERA and will require legal interpretation of the relevant legislation. The ultimate size of our potential investment has yet to be determined. There are, however, ongoing expenses related to the development of this project and our expenditure on this project in 2005 amounted to $0.5 million, which was charged to the income statement.

     In January 2005, we announced that we had signed a heads of agreement with Remora Technology to invest $3 million in TORP Technology and acquire an option to use 33.4% of the capacity of TORP's offshore regasification terminal. TORP Technology holds the rights to the HiLoad LNG Re-gasification and is planning to build an offshore LNG regasification terminal, which could be operational in 2009. The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal. The HiLoad LNG Re-gasification unit is equipped with standard regasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier. The terminal uses seawater for heating the LNG, saving fuel costs. In February 2005, in accordance with the heads of agreement we invested $3 million into TORP Technology in a share issue. We currently hold a 16.1% interest in TORP Technology. On January 12, 2006, TORP Technology filed an application for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast. In addition to work on the permitting process with USCG, work is now underway marketing the terminal with the aim of securing long-term user agreements. The ultimate size of our potential investment has yet to be determined.

     In December 2005, we signed a contract with Keppel Shipyard Limited of Singapore for the first ever conversion of an existing LNG carrier into an LNG Floating Storage and Regasification Unit (FSRU). When the conversion is completed, expected to be in the second or third quarter of 2007, it will be the first of its type in the world. The conversion will be made based on relevant DNV class rules and international standards. Golar LNG will work in partnership with Keppel Shipyard on the engineering, procurement and construction of the project. The full concept is based on well-proven and working technology. Stationed offshore, and through a sub-sea pipeline, the FSRU will be capable of a throughput of 2.75 BSCM per annum. The cost of this conversion is estimated to be $50 million, of which $1.6 million was incurred in 2005. We have had a numbers of enquiries from and discussions with various parties with regard to this FSRU but as yet we have no firm business. As the Golar Spirit finishes its long-term charter at the end of 2006 we may use this vessel in this project.

     In December 2005 we signed a shareholders' agreement with The Egyptian Natural Gas Holding Company and HK Petroleum Services in respect of the setting up of a jointly owned company named Egyptian Petroleum Services Company S.A.E. ("EPSC") for the development of hydrocarbon business and in particular LNG related business. We have expensed a total of $1 million as at December 31, 2005 in connection with this project as fees for the development of the framework for the project, the shareholders' agreement and the setting up of the Company. Further fees of $1 million will be payable if and when the project company concludes a material commercial business transaction. EPSC was incorporated in March 2006 and will have an issued share capital of $10 million. Of this amount 10% was payable on incorporation with a further 15% payable within three months from the date of registration of the Company in the commercial Register. Payment of the remaining value shall be made within three years at dates to be decided by EPSC's Board of Directors. We have 50% of the voting rights and a 45% economic interest in EPSC, but would take 50% of EPSC's losses. The ultimate size of our potential investment has yet to be determined.

Factors Affecting Our Results

     The principal factors that have affected, and are expected to continue to affect, our business are:

     o The employment of our vessels, daily charter rates and the number of unscheduled off-hire days

     o    Non-utilization for vessels not subject to charters

     o    Vessel operating expenses

     o    Administrative expenses

     o    Pension expenses

     o    Useful   lives  of  our  fleet  and  the  related   depreciation   and
          amortization expense

     o Net financial expenses including mark to market charges for interest rate, foreign currency and equity swaps, interest rates and foreign exchange gains or losses that arise on the translation of our lease obligations and the cash deposits that secure them.

     o    Equity in net earnings of investee

     o The success or failure of the LNG infrastructure projects that we are working on or may work in the future

     Operating revenues are primarily generated by charter rates paid for our short-term, medium-term and long-term charters and are therefore related to both our ability to secure continuous employment for our vessels as well as the rates that we secure for these charters. Seven of our currently trading vessels are fixed on long-term time charters with either fixed or predictable hire rates, although one of these charters finishes at the end of 2006. Three of our vessels are on charters with market related rates and a further two are currently trading in the spot or short-term market. Market rates can vary dramatically and are difficult to predict from one charter to the next.

     The number of days that our vessels earn hire substantially influences our results. Our vessels may be out of service, that is, off-hire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire. Generally, for vessels that are under a time charter, hire is paid for each day that a vessel is available for service. However, two of our long-term charters provide for an allowance of a specified number of days every two to three years that our vessels may be in drydock, for one vessel the allowance is fixed whilst the other vessel will only be placed off-hire if the number of days in drydock every two years exceeds that allowance. The shipping industry uses average daily time charter earnings, or TCE, to measure revenues per vessel in dollars per day for vessels on charters. We calculate TCE by taking time charter revenues, or voyage revenues, net of voyage expenses, recognized rateably over the period of the voyage, earned and dividing by the number of days in the period less scheduled off-hire.

     We attempt to minimize unscheduled off-hire by conducting a program of continual maintenance for our vessels. The charter coverage we have had for our vessels resulted in a minimal number of waiting days in 2003. In 2004, we took delivery of two newbuildings (Golar Frost and Golar Winter) neither of which is committed to long or medium term charter contracts. The Golar Winter was fixed on a short-term charter for most of 2004 but the Golar Frost incurred significant commercial waiting time in 2004. In January 2005, we took delivery of a third vessel not committed to a charter, the Gracilis, and all three vessels have incurred significant commercial waiting time during 2005. These three vessels together with one of Exmar's vessels formed the group of vessels in the arrangement we had with Exmar during 2005 as noted under 'current business' above. Exmar's vessel was on charter for periods during 2005 but also had periods of waiting time. This arrangement was terminated as at December 31, 2005. In January 2006 and June 2006, we took delivery of the Grandis and Granosa respectively and both vessels commenced five-year charters with Shell. Gracilis commenced a five year charter with Shell in March 2006. The Shell charter rates are variable in accordance with the market and are not therefore predictable and also effectively liable to periods of commercial waiting time. The Golar Frost and the Golar Winter currently remain on the spot market and both vessels have been employed for the majority of time during the first quarter of 2006. However, the spot market is unpredictable and these and the Shell vessels will be subject to variable charter rates and commercial waiting time.

     Voyage expenses are primarily expenses such as fuel and port charges, which are paid by us under voyage charters. Under time charters our customers pay for such voyage expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter. Accordingly voyage expenses will vary depending on the number of vessels we have operating on voyage charters. We also incur some voyage expenses, principally a small amount of fuel costs whilst idle, when our vessels are in periods of commercial waiting time, i.e. not on charter.

     Vessel operating expenses include direct vessel operating costs associated with running a vessel and an allocation of shore-based overhead costs directly related to vessel management. Since outsourcing our day-to-day technical management function to third party ship managers during the first half of 2005, this allocation of internal cost has effectively been replaced by third party management fees. Vessel operating costs include crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. Accordingly, the level of this operating cost is directly related to the number of vessels we operate. Operating expenses also include the costs associated with the pension scheme we maintain for some of our seafarers (the Marine Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

     Administrative expenses are composed of general corporate overhead including personnel costs, legal and professional fees, costs associated with project development, corporate services, public filing fees, property costs and other general administration costs. Historically, we have incurred costs associated with the development of various projects and we expect to incur further costs in the future. For the years ended December 31, 2005, 2004 and 2003 these costs included as part of administrative expenses were $2.1 million, $0.5 million and $1.5 million respectively.

     Administrative expenses also include the costs associated with the pension scheme we maintain for some of our office-based employees (the UK Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

     Restructuring expenses refers to employment severance costs of approximately $1.3 million as a result of redundancies at our London and Bilbao offices during the year ended December 31, 2005. This followed our announcement in January 2005 of our decision to outsource our day-to-day fleet management activities to established third party ship managers. In connection with this restructuring we have opened a branch in Oslo.

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

     Interest expense depends on the overall levels of borrowing we incur and may significantly increase when we acquire or lease ships or on the delivery of newbuildings. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates although interest rate swaps or other derivative instruments may reduce the effect of these changes. Currently $135 million of debt under our Methane Princess facility has a fixed interest rate. Furthermore, $495 million of our floating rate debt and capital lease obligations is currently swapped to a fixed rate, and we may enter into further interest rate swap arrangements if this is considered to be advantageous to us. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

     Other financial items comprise financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate, currency and equity swap derivatives and foreign exchange gains/losses. The market valuation adjustment for our interest rate and currency derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains and losses, which were minimal prior to 2003 as our activities are primarily denominated in US dollars, have since increased principally due to the lease finance transactions that we entered into during 2003 and 2004, which are all denominated in British Pounds. Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealised gain and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations or if the leases are terminated. We have also entered into a currency swap of our lease obligation in respect of the Golar Winter. The lease is denominated in British Pounds (GBP) but is not fully hedged by a GBP cash deposit. We have therefore swapped our obligation to pay rentals in GBP for an obligation to pay USD at a fixed rate of exchange. In October 2005, we entered into a 12 month equity swap agreement with the Bank of Nova Scotia under which they may acquire up to 3.2 million of our shares. The agreement is structured so that upon termination Scotia will either pay to us or receive from us an amount equal to the movement in our share price times the number of shares acquired. In the event that our share price falls materially below the level at which Scotia make their purchases during the course of the swap, the swap's mark to market valuation will increase our financial expenses.

     Equity in net earnings of investee refers to our interest in Korea Line Corporation (Korea Line). Korea Line is a Korean Shipping company listed on the Korean Stock Exchange. As of December 31, 2003 we had an interest of 10% in Korea Line and initially accounted for the investment as an investment
"available for sale". From June 2004 through to December 31, 2005 we had an interest of 21%. As a result of the increase in our level of ownership, which has given us the ability to exercise significant influence over Korea Line, we changed to the equity method of accounting for the investment. Our future equity in net earnings of investee will depend on the results of Korea Line and our level of investment.

     Since many of the above key items are directly related to the number of LNG carriers we own or lease and their financing, the acquisition or divestment of additional vessels and entry into additional newbuilding contracts would cause corresponding changes in our results.

     Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and corporate overheads, management does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen considerably over the last three years, may well continue to rise over the next few years. Two of our vessels charters are based on operating cost pass through and a third has an insurance cost pass through and so we will be protected from the full impact of such increases. LNG transportation is a specialized area and the number of vessels is increasing rapidly. There will therefore be an increased demand for qualified crew and this has and may continue to put inflationary pressure on crew costs. Only the two vessels on full cost pass through charters would be protected from any crew cost increases although one of these charters expires at the end of 2006.

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

     Vessels and Depreciation and Amortization

     The cost of the Company's vessels, less the estimated residual value, is depreciated, (owned vessels) or amortized (leased vessels) on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 40 years and this is a common life expectancy applied in the LNG shipping industry. If the estimated economic useful life is incorrect, an impairment loss could result in future periods. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. We estimate those future cashflows based on the existing service potential of our vessels, which on average for our fleet extends over a 27-year period. We have assumed that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

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

     Our estimate of the remaining economic useful lives of our vessels is based on the common life expectancy applied to similar vessels in the LNG shipping industry. The fair value of our vessels is derived from our estimate of expected present value, and is also benchmarked against open market values considering the point of view of a potential buyer. The likelihood of a lessee renewal or extension is based on current and projected demand and prices for similar vessels, which is based on our knowledge of trends in the industry, historic experience with customers in addition to knowledge of our customers' requirements. The incremental borrowing rate we use to discount expected lease payments and time charter revenues are based on the rates at the time of entering into the agreement.

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

     We have also recorded deferred credits in connection with some of these lease transactions. The deferred credits represent the upfront cash inflow derived from undertaking financing in the form of UK leases. The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis. The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g. on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances. Any increase in rentals is likely to affect our ability to amortize the deferred credits, increase our interest cost and consequently could have a negative impact on our results and operations and our liquidity.

     Pension Benefits

     The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 23 of the notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

     FAS 151

     In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs--an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We will adopt FAS 151 on January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position.

     FAS 123R

     In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option-pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. We will adopt FAS 123R effective January 1, 2006. The Company has determined that this will not have an immediate impact upon Golar's financial statements because no employee stock options and other awards were issued in each of the three years ended December 31, 2005 and as at December 31, 2003 all of Golar's stock options were fully vested. The impact of adoption of SFAS 123(R) on the results of operations for the year ending December 31, 2006 cannot be predicted at this time because it will depend on the level of share based payments granted in the future.

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

     EITF Issue 05-6

     In June 2005, the EITF reached consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements". EITF Issue 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF Issue 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations and financial position.

     FSP FIN No. 45-3

     In November 2005, the FASB issued FASB Staff Position No. 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners" ("FSP FIN No. 45-3"). It served as an amendment to FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" by adding minimum revenue guarantees to the list of examples of contracts to which FIN No. 45 applies. Under FSP FIN No. 45-3, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FSP FIN No. 45-3 is effective for new minimum revenue guarantees issued or modified on or after January 1, 2006.

Results of operations

     Our results for the years ended December 31, 2005, 2004 and 2003 were affected by several key factors:

     o the delivery of four newbuildings, the Methane Princess in August 2003, the Golar Winter in April 2004, the Golar Frost in June 2004 and the Gracilis in January 2005;

     o    lease finance  arrangements that we entered into during 2003 and 2004;
          and

     o equity accounting of our acquisition of equity securities in Korea Line Corporation during 2003, 2004; and 2005.

     o Our vessels not on long-term charters affected by commercial waiting time.

     o    the  movement  in  mark  to  market   valuations  of  our   derivative
          instruments

     o    restructuring expenses and project expenses

The impact of these factors is discussed in more detail below.

Year ended December 31, 2005, compared with the year ended December 31, 2004

     Operating Revenues

(in thousands of $)                           2005      2004   Change    Change
Time charter revenues                      171,008   159,854   11,154        7%
Voyage charter revenues                          -     2,412   (2,412)    (100%)
Vessel management fees                          34     1,144   (1,110)     -97%
--------------------------------------------------------------------------------
Total Operating revenues                   171,042   163,410    7,632        5%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average time charter equivalent earnings    46,200    54,900   (8,700)     -16%
--------------------------------------------------------------------------------


     The increase in revenues from 2004 to 2005 is driven by two key factors. Firstly by additional vessels added to the fleet generating additional revenue and secondly, offsetting this, additional commercial waiting time incurred in 2005. The decrease in voyage charter revenues was mainly due to our ships trading in the spot market operating under time charter contracts during 2005 rather than voyage charters. The financial year 2005 has also been affected by the existence of the pool arrangement with Exmar.

     The Golar Winter and the Golar Frost were additions to the fleet following their delivery from the shipyards in April 2004 and June 2004 respectively. The Gracilis was delivered in early January 2005. The available trading days from these three vessels in 2005 and 2004 was therefore 1,090 and 559 days respectively. Commercial waiting days were 612 for 2005 and 206 for 2004 or 56% and 30% of available trading days respectively for these three vessels. In 2004 another vessel, the Methane Princess, also suffered 46 days waiting time prior to the commencement of its long-term charter with BG Group.

     The earnings of the Golar Winter, Golar Frost and the Gracilis have also been affected in 2005 by the pool arrangement with Exmar. This arrangement commenced in October 2004 and ended in December 2005.

     The total revenues generated by the Golar Winter, Golar Frost and the Gracilis in 2005 were $19.8 million as compared to $16.2 million in 2004.

     Revenues are also affected by the offhire associated with scheduled drydockings which incur off-hire of somewhere between 25 and 50 days depending on the length of the required docking and the time it takes to get to the shipyard. Two drydocks took place in 2004 whilst there was only one in 2005. Unscheduled off-hire for repairs was limited to a few days in both years.

     Vessel Operating Expenses

(in thousands of $)                          2005      2004    Change    Change
--------------------------------------------------------------------------------
Vessel operating expenses                  37,215    35,759     1,456        4%
--------------------------------------------------------------------------------


     The increase in vessel operating expenses is mainly due to the addition of the Golar Winter and the Golar Frost to our fleet during 2004 and the Gracilis in January 2005. However, this has been partially offset by the reduction in average daily operating costs, which has been caused by the reduction in the average age of the fleet. It is generally cheaper to operate new ships than it is to operate older ships. In the years ended December 31, 2005 and 2004, the average daily operating costs of our vessels were $10,210 and $11,800, respectively.

     Our average daily operating costs have also declined as a result of the reduction in ship management related cost. Prior to April of 2005 we allocated an amount of overheads, onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations, to vessel operating expenses. Subsequent to our reorganisation of our technical management function and the outsource of day-to-day technical functions to third party managers we no longer allocate overhead cost but rather incur third party management fees which effectively represent the cost of a similar resource. The amount of overhead we allocated to vessel operating expenses in 2004 was $1,124 per vessel day. In 2005 the amount of overhead allocated in respect of the first three months of the year together with the external management fees for the balance of the year equates to a cost of $603 per vessel per day.

     Upward pressure remains on crew and in particular insurance costs, which were increased in 2005 on a like for like basis.

     Voyage expenses

(in thousands of $)                         2005      2004     Change    Change
--------------------------------------------------------------------------------
Voyage expenses                            4,594     2,561      2,033       79%
--------------------------------------------------------------------------------


     Voyage expenses increased in 2005 as compared to 2004 even though voyage revenues decreased by 100% from $2.4 million in 2004 to $nil in 2005. Our vessels operated mostly under time charters during 2004 and 2005 albeit that some of these time charters were for short periods of time. Under a time charter the charterer pays voyage costs, mainly fuel costs, themselves. As soon as the time charter finishes or when the vessel is waiting for employment (commercial waiting time) these costs are payable by us. Therefore, whilst there was less voyage charter revenue in 2005 voyage expenses were incurred for the periods of commercial waiting, in respect of our vessels not on long-term charters, which has meant voyage costs have actually increased. The level of voyage expenses we incur will be largely dependent on the number of vessels we have operating on voyage charters and the amount of commercial waiting time we have.

     Administrative & Restructuring Expenses

(in thousands of $)                          2005     2004     Change    Change
--------------------------------------------------------------------------------
Administrative expenses                    12,219    8,471      3,748       44%
Restructuring expenses                      1,344        -      1,344       n/a
--------------------------------------------------------------------------------


     Administrative expenses have increased significantly in 2005. Whilst some of this increase was due to overall general cost increases, including additional accounting and auditing costs associated with Sarbanes Oxley Act compliance, the increase is mainly due to project related expenses. We incurred costs amounting to $2.2 million in respect of the various projects that we are developing that we have expensed to administrative expenses. These costs related in particular to the Cyprus FPGP project, the FSRU conversion contract with Keppel and our agreements and joint development in Egypt.

     A significant proportion of our administrative expenses are incurred in British Pounds (GBP) at our office in London. Movements in the exchange rate of the U.S. dollar against GBP will therefore impact our future administrative expenses. The movement in the average exchange rate was not however materially significant between 2004 and 2005 in terms of its impact on administrative expenses.

     As noted above, since February 2005 we have employed two third party ship managers to assist with our day-to-day fleet management activities. This has resulted in the loss of some staff in our London and Bilbao offices and the related restructuring cost expensed during 2005 was $1.3 million. The reduction in staff numbers has reduced our salary costs in 2005, however, as a large part of these costs were allocated to vessel operating expenses, because the staff in question were part of the internal ship management function, the net impact on administrative expenses has not been significant.

     Depreciation and Amortisation

(in thousands of $)                          2005      2004    Change    Change
--------------------------------------------------------------------------------
Depreciation and amortisation              50,991    40,502    10,489       26%
--------------------------------------------------------------------------------


     Depreciation and amortisation has increased due to the addition of the Golar Winter and the Golar Frost to the fleet part way through 2004 and the Gracilis in January 2005 as well as an increase in drydock amortisation as a result of drydocks that took place in 2004 and 2005.

     Net Financial Expenses

(in thousands of $)                           2005      2004   Change    Change
--------------------------------------------------------------------------------
Interest income from capital lease
restricted cash deposits                    32,933    30,509    2,424        8%

Other interest income                        2,720     1,370    1,350       99%
--------------------------------------------------------------------------------
Interest Income                             35,653    31,879    3,774       12%
--------------------------------------------------------------------------------
Capital lease interest expense             (39,664)  (33,850)   5,814       17%
Other debt related interest expense        (42,815)  (28,137)  14,678       52%
--------------------------------------------------------------------------------
Interest Expense                           (82,479)  (61,987)  20,492       33%
--------------------------------------------------------------------------------
Mark-to-market adjustments for interest
swap derivatives                            14,125     5,581    8,544      153%
Net foreign currency adjustments for
re-translation of lease related balances
and mark-to-market adjustments for lease
related currency swap derivatives           (4,011)    1,496   (5,507)    (368%)

Mark-to-market adjustments for equity
swap derivative                              1,313         -    1,313       n/a

Other                                       (3,920)   (2,273)  (1,647)     (73%)
--------------------------------------------------------------------------------
Other Financial Items, net                   7,507     4,804    2,703       56%
--------------------------------------------------------------------------------

     The increase in lease deposit interest income is due to moderately higher deposit balances as a result of the finance lease transaction that we entered into in April 2004 in respect of the Golar Winter. It is also due to moderately higher British Pound interest rates in 2005, with an average received rate of 4.76% as compared to 4.58% in 2004; our lease deposit balances being held in British Pounds. Other interest income has increased as a result of higher US dollar interest rates partly offset by slightly lower average cash holdings.

     Capital lease interest expense has increased due to higher interest rates but also because of the addition of the Golar Winter lease in April 2004; i.e. there was a full year's interest in 2005 but only 9.5 months in 2004.

     The addition of the Golar Winter lease has affected both lease interest expense and interest income. However, whilst the leases we entered into during 2003 had cash deposits similar in amount to their respect lease obligation the Golar Winter lease deposit partially securing the lease obligations is significantly less than the lease obligation itself. Therefore the addition of the Golar Winter lease has had a bigger impact on lease interest expense than it has on lease deposit interest income.

     Debt interest has increased because of additional debt incurred during 2004 and 2005 and because of increased US dollar interest rates. Long-term and short-term debt obligations were $703 million as at December 31, 2004 and $826 million as at December 31, 2005. The increase is due to the addition of the $120 million Gracilis (previously known as the Golar Viking) loan in January 2005 together with an additional $58 million in respect of the refinancing of the Golar Gas Holdings loan in March 2005 (as discussed further under 'Liquidity and Capital Resources'); offset by debt repayments of $55 million, excluding the refinancing repayment in respect of the Golar Gas Holdings loan.

     Mark-to-market adjustments for interest swap derivatives have resulted in increased gains in 2005 as compared to 2004. This is mainly due to the increase in long-term swap rates. In addition we entered into an additional $215 million of interest rate swaps during 2005, which contributed a mark-to market gain of $3.8 million.

     Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. The gain in 2004 was mainly due to the depreciation of the US dollar against British Pounds and in 2005 the loss is mainly due to an appreciation of the US dollar against British Pounds. Of the $4 million net foreign exchange loss in 2005, a loss of $19.7 million (2004: $6.7 million gain) arose in respect of the mark-to-market valuation of the currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into US dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays US dollars). The loss arose due to the appreciation of the US dollar against the British Pound during the year. This loss represents an unrealised loss. The gain on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $18.5 million (2004: $7.6 million loss). This gain also represents an unrealised gain.

     In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS") in connection with a share buy back scheme of ours as discussed further below under 'Liquidity and Capital Resources - Derivatives'. The gain of $1.4 million represents the mark-to-market valuation of this derivative.

     Other items represent, among other things, bank charges and the amortisation of debt related expenses. The increase in 2005 is due to the write off of $1.8 million of financing fees as a result of the refinancing of the Golar Gas Holdings loan in March 2005.

     Minority Interest and Income Taxes

(in thousands of $)                         2005      2004     Change    Change
--------------------------------------------------------------------------------
Minority interest                          8,505     7,575        930       12%
Income taxes                                 818       420        398       95%
--------------------------------------------------------------------------------

     Minority interest, consisting of the 40% interest in the Golar Mazo, increased as a result of higher net income of the Golar Mazo owning subsidiary company. This increase was partly due to slightly improved operating results and partly because of a greater gain on the mark-to-market movement of the Golar Mazo interest swap in 2005. Income taxes relate to the taxation of our UK management operations and also UK based vessel operating companies we established subsequent to April 2003. Our income tax charge is expected to increase as a function of the number of vessels we operate in the UK and the profitability of the UK companies.

     Equity in net earnings of investee

(in thousands of $)                          2005      2004    Change    Change
--------------------------------------------------------------------------------
Equity in net earnings of investee         18,492    13,015     5,477       42%
--------------------------------------------------------------------------------


     During the first half of 2004 we increased our interest in Korea Line Corporation ("Korea Line") from 10% at December 31, 2003 to 21% by June 2004. In accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock" we changed our accounting treatment of the investment to the equity method of accounting to reflect our ability to exercise significant influence over the investee subsequent to December 31, 2003. The investment had previously been accounted for as "available for sale". The year ended December 31, 2004 was the first year in which we have included a share of earnings in Korea Line. Korea Line operates in the drybulk market, as well as operating some LNG vessels, and charters out its own vessels as well as chartered in vessels on short-term and long-term contracts. During 2004 and the first half of 2005 Korea Line capitalized on a good drybulk market and made significantly more operating profit than in 2003. Their LNG vessels, as well as some of their other vessels, are on long-term charters and therefore produce steady returns. During the second half of 2005 the drybulk market has declined and charter rates have reduced significantly and in the third quarter of 2005 they actually made a loss. Overall the net result of Korea Line was the same in 2004 as it was in 2005 even though operating profits were higher in 2004. The reason for this is primarily that a new shipping tax system has been introduced in Korea and so Korea Line's tax charge in 2005 is greatly reduced from that in 2004. The reason why our share of earnings in 2005 is higher than in 2004 when their net results were very similar for both years is that we built up our shareholding from 10% at the beginning of 2004 to 21% by June 2004. The fact that our percentage share was lower for this period and that Korea Line made the majority of the year's profit during the first half of 2004 has meant that we actually have a lower share of net earnings in 2004 as compared to 2005.

     Net Income

     As a result of the foregoing, we earned net income of $34.5 million in 2005, reduced from $55.8 million in 2004.

Year ended December 31, 2004, compared with the year ended December 31, 2003

     Operating Revenues

     Total operating revenues of $163.4 million were $30.6 million, or 23%, higher in 2004 as compared to 2003. Although there was an increase in the total number of off-hire days incurred in 2004 compared to 2003, this was offset by earnings from the addition of the Golar Winter and the Golar Frost to the fleet in April 2004 and June 2004 respectively, and a full year's earnings from the Methane Princess, delivered in August 2003. The increased number of off-hire days in 2004 was mainly due to the commercial waiting time in respect of the two newbuildings Golar Winter and Golar Frost following their delivery during the year, in addition to off-hire incurred by the Methane Princess as a result of waiting and positioning time prior to entering its long term charter with BG in the year. Revenues earned by the Methane Princess during 2003 were derived from voyage charters. Whilst the newbuildings commercial waiting time increased the overall number of off-hire days they still made a positive contribution to revenues therefore, although total revenues increased during 2004, average revenue per vessel reduced from an average daily time charter equivalent rate of $57,300 in 2003 to $54,900 in 2004.

     Vessel Operating Expenses

     Vessel operating expenses increased 19% from $30.2 million in 2003 to $35.8 million in 2004. This was mainly because of the addition of the Golar Winter and the Golar Frost to our fleet, which contributed $4.3 million of the increase and the Methane Princess trading for a full year, which contributed a further $1.8 million. This was partly offset by our six other vessels' expenses being approximately $0.5 million lower than 2004. In the years ended December 31, 2004 and 2003, the average daily operating costs of our vessels were $11,829 and $13,000, respectively. Our daily operating costs declined because it is generally cheaper to operate new ships than it is to operate older ships. Included in these amounts are $1,124 per day and $928 per day, respectively of overheads allocable to vessel operating expenses. These are onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations. These costs are allocated based on internal cost studies, which management believes are reasonable estimates.

     Voyage expenses

     Voyage expenses increased 17% from $2.2 million in 2003 to $2.6 million in 2004 even though voyage revenues decreased by 74% from $9.1 million in 2003 to $2.4 million in 2004. During 2003 our first newbuilding the Methane Princess operated under voyage charters from delivery in August 2003 until the end of the year. In contrast, our vessels were mostly under time charters during 2004 albeit that some of these time charters were for short periods of time. Under a time charter the charterer pays voyage costs, mainly fuel costs, themselves. As soon as the time charter finishes or when the vessel is waiting for employment (commercial waiting time) these costs are payable by us. Therefore, whilst less voyage charters were performed in 2004 voyage expenses were incurred for the periods of commercial waiting in respect of our newbuildings in 2004, which meant voyage costs actually increased. The level of voyage expenses we incur is largely dependent on the number of vessels we have operating on voyage charters.

     Administrative Expenses

     Administrative expenses increased 19% from $7.1 million in 2003 to $8.5 million in 2004. The increase was mainly due to higher salary and employee benefit costs due to increased head count and salary increases; additional costs incurred as a result of our accounting and auditing requirements in respect of our associate Korea Line and a general increase of expenses arising in particular as a result of a 7.8% appreciation of the British Pound ("GBP") against the US Dollar. A significant proportion of our administrative expenses are incurred in GBP at our office in London. Movement in the exchange rate of the US dollar against GBP will therefore impact our future administrative expenses. These significant increases were offset in part by a reduction of $1.8 million in the charge in respect of our share of costs in the Baja project.

     Depreciation and Amortization

     Depreciation and amortization increased 30% from $31.1 million in 2003 to $40.5 million in 2004. The increase was due to the addition of the Golar Winter and the Golar Frost to the fleet in the year and the full year impact of the Methane Princess, which was delivered mid 2003.

     Net Financial Expenses

     Interest income was $31.9 million and $14.8 million for the years ended December 31, 2004 and 2003, respectively. Interest income includes an amount of $30.5 million in 2004 and $14.1 million in 2003 attributable to fixed cash deposits, which secure our capital lease obligations. Interest expense was $62.0 million and $37.2 million for the years ended December 31, 2004 and 2003, respectively. The expense includes an amount of $33.9 million in 2004 and $14.6 million in 2003 attributable to our capital lease obligations. The increase in both income and expense is due to the finance lease transactions that we entered into during 2003 and the Golar Winter lease entered into in 2004, in addition to debt finance for the Golar Frost entered into during 2004 and in respect of the Methane Princess, which was entered into during 2003. Other financial items decreased $2.3 million from net income of $7.2 million for the year ended December 31, 2003 to net income of $4.8 million in the year ended December 31, 2004. The change was primarily due to the decline in the fair value of interest rate swaps, from a gain of $6.4 million in 2003 compared with a gain of $5.6 million in 2004, and a decrease of $1.5 million in net foreign exchange gains from $3.0 million in 2003 compared with $1.5 million in 2004. Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. Of the $1.5 million net foreign exchange gain in 2004, a gain of $6.7 million (2003: $nil) arose in respect of the mark to market valuation of the currency swap representing the movement in the fair value. This swap entered into hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into US dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays US dollars). The gain arose due to the appreciation of the British Pound against the US Dollar during the year. This gain represents an unrealised gain.

     Minority Interest and Income Taxes

     Minority interest, consisting of the 40% interest in the Golar Mazo, marginally increased from a charge of $7.0 million in 2003 to a charge of $7.6 million in 2004. Income taxes relate to the taxation of our UK management operations and also UK based vessel operating companies we established subsequent to April 2003. Our income tax charge is expected to increase as a function of the number of vessels we operate in the UK and the profitability of the UK companies.

     Equity in net earnings of investee

     During the first half of 2004 we increased our interest in Korea Line Corporation from 10% at December 31, 2003 to 21% by June 2004. In accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock" we changed our accounting treatment of the investment to the equity method of accounting to reflect our ability to exercise significant influence over the investee subsequent to December 31, 2003. The investment had previously been accounted for as "available for sale". The year ended December 31, 2004 is the first year in which we have included a share of earnings in Korea Line Corporation. Korea Line operates in the drybulk market, as well as operating some LNG vessels, and charters out its own vessels as well as chartered in vessels on short-term and long-term contracts. Korea Line capitalized on a good drybulk market during 2004 and their operating profit more than doubled from 2003.

     Net Income

     As a result of the foregoing, we earned net income of $58.6 million in 2004, increased from $39.6 million in 2003.

B.   Liquidity and Capital Resources

Liquidity

     We operate in a capital intensive industry and we have historically financed our purchase of LNG carriers and other capital expenditures through a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and equity capital. Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

     Revenues from our time charters are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to the major cost, fuel, of these items being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements for our current business; however, our newbuildings, currently consisting of a committed contract for a vessel currently under construction, and the development of our project portfolio, in particular our FSRU conversion project will result in increased financing and working capital requirements. Payments for our newbuilding are made as construction progresses in accordance with our contract with the shipyard. The financing of our projects and newbuilding is discussed further below.

     We may also require additional working capital in relation to our two vessels operating in the spot market depending on their employment and possibly in respect of the three ships we will have chartered to Shell as these charters are at market related rates.

     During the first quarter of 2006 our approximate average daily cash breakeven rates for our four vessels exposed to the spot market was approximately $37,000 per day. These are the daily rates our vessels must earn to cover payment of budgeted operating costs, estimated interest costs and scheduled loan and lease principal repayments. These rates do not take into account balloon repayments on the maturity of loans, which we expect to refinance with new loans.

     We believe we have sufficient facilities to meet our anticipated funding needs until June 2007. As of June 2007, we will also need additional facilities of $108 million to meet the delivery installment commitment in respect of newbuilding vessel hull number 2244 due to be delivered in June 2007. It is standard in the shipping industry to finance between 50% and 80% of the purchase price of vessels, or construction cost in the case of newbuildings, through traditional bank or lease financing. In the case of vessels that have term charter coverage, the debt finance percentage may increase significantly. If we were to obtain 50% debt financing of the cost of our remaining unfinanced newbuilding, this would result in additional financing of approximately $80 million of the $108 million required.

     It is intended that the funding of this commitment will come from a combination of cash and investments, debt finance, and cash flow from operations. Alternatively, if market and economic conditions favor equity financing, we may raise additional equity. Within the past two years we have raised bank and lease finance in respect of five vessels without time charter contract commitments for between 60% and 70% of the capital cost of the vessel or on average approximately $115 million per ship. This fact and the general discussions we have had with a number of banks and others with whom we have a close relationship, leads us to believe that we will be able to secure sufficient facilities to meet these commitments. Details of our capital commitments are detailed below.

     Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in US dollars with some balances held in British pounds. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swap which is discussed further below under "Derivatives".

     The following table summarizes our cash flows from operating, investing and financing activities:

                                                         Year Ended December 31,
                                                         2005     2004     2003
                                                         ----     ----     ----
(in millions of $)

Net cash provided by operating activities                71.0     82.0     60.1

Net cash used in investing activities                  (213.2)  (356.1)  (658.5)

Net cash provided by financing activities               152.8    207.8    663.6

Net increase (decrease) in cash and cash equivalents     10.6    (66.3)    65.1

Cash and cash equivalents at beginning of year           51.6    117.9     52.7

Cash and cash equivalents at end of year                 62.2     51.6    117.9


     In addition to our cash and cash equivalents noted above, as at December 31, 2005, 2004 and 2003 we had short-term restricted cash of $49.4 million, $42.0 million and $32.1 million, respectively that represents balances retained on restricted accounts in accordance with certain lease and loan requirements, and for 2005, certain requirements in respect of our equity swap. These balances act as security for and over time are used to repay lease and loan obligations. Our long-term restricted cash balances were $696.3 million, $714.8 million and $623.2 million as at December 31, 2005, 2004 and 2003 respectively. These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

     Cash generated from operations increased in 2004 from 2003 largely due to the addition of the Golar Winter and Methane Princess to the fleet. The Golar Winter was delivered in April 2004 and employed under a short-term charter, the Methane Princess, delivered in August 2003, traded for the majority of 2004 under its long-term charter. This was partly offset by the delivery of the Golar Frost in June 2004, which effectively traded at a loss during 2004. In 2005 cash generated from operations decreased principally because of the commercial waiting time incurred by our newly delivered vessels. Whilst the Methane Princess traded throughout 2005 on her long-term charter, the Golar Winter, Golar Frost and the Gracilis (delivered in January 2005) suffered a substantial amount of commercial waiting time and therefore traded at a loss.

     Net cash used in investing activities has principally been in respect of our newbuilding program together with the funding of deposits to provide security for capital lease obligations. Our investment in our newbuildings, principally purchase installments, was $140.0 million, $278.6 million and $77.8 million for 2005, 2004 and 2003 respectively. Our deposits made to provide security for capital lease obligations were $64.4 million $47.2 million and $562.3 million for 2005, 2004 and 2003 respectively. The vast majority of the funds for these deposits came from related financing activities. We invested $12.2 million in the purchase of equity securities in Korea Line Corporation in 2003 and a further $21.9 million in 2004. In 2005 we invested $3.0 million in TORP technology. Our other investing cash flows relate to additions to vessels and equipment, which amount to $5.7 million, $8.2 million and $6.3 million for 2005, 2004 and 2003 respectively.

     Net cash provided by financing activities is principally generated from funds from new debt and lease finance offset by debt repayments. As noted above a proportion (and a significant proportion in 2003) of our new debt and lease finance has been used to make deposits to provide security for the obligations. In addition we raised equity finance in 2003 as noted below.

     In 2005, we drew down a total of $420 million of which $120 million related to the financing for the Gracilis and $300 million was in respect of the refinancing of an existing loan. We also received $44.8 million in respect of lease financing arrangements in relation to the Grandis, all of which was invested as a pre-delivery security deposit. We made debt repayments of $297.2 million, $242.2 million of which related to the refinancing and new $300 million loan noted above. We also repurchased 50,000 of our shares during 2005 at a cost of $0.7 million.

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

Long-Term Debt

     Mazo facility

     In November 1997 Osprey entered into a loan facility of $214.5 million secured by a mortgage on the vessel Golar Mazo, which we refer to as the Mazo facility. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus a margin. The loan is repayable in bi-annual installments that commenced on June 28, 2001. The balance of the facility, on a 100% basis, as at December 31, 2005 totalled $154.0 million. In connection with the Mazo facility, Osprey entered into a collateral agreement with the banking consortium and a bank trust company. This agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan.

     In connection with the Mazo facility, Osprey entered into interest rate swaps to reduce the impact of changes in interest rates. Gains and losses due to the changes in the fair value of the interest rate swaps are recorded in the income statement.

     Golar Gas Holding facility, Golar LNG facility and Golar LNG subordinated facility

     In May 2001, we entered into a secured loan facility with a banking consortium for an amount of $325.0 million, which we referred to as the Golar LNG facility. The Golar LNG facility was first refinanced in April 2003, with cash, in connection with a lease finance arrangement for five vessels, as discussed further below, and an amount of $265 million was provided by the same syndicate of banks; we referred to this loan as the New Golar LNG facility. The amount outstanding on the old facility at the time of the first refinancing was $282.5 million and accordingly a net $17.5 million was repaid.

     In October 2002, we entered into a secured subordinated loan facility with a banking consortium for an amount of $60.0 million, which we referred to as the Golar LNG subordinated facility. This loan was also first refinanced in April 2003. The new second priority loan, which we referred to as the New Golar LNG subordinated facility, was also for an amount of $60 million provided by the same syndicate of banks.

     In March 2005, a subsidiary of ours, Golar Gas Holding Company Inc. (GGHC) entered into a refinancing transaction in respect of the New Golar LNG Facility and the New Golar LNG subordinated facility. The new first priority loan, which we refer to as the Golar Gas Holding Facility, is for an amount of $300 million. The total amount outstanding under the old facility at the time of refinancing was $242.3 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of six years and is repayable in 24 quarterly installments and a final balloon payment of $79.4 million payable on April 14, 2011.

     The Golar Gas Holding Facility is secured by mortgages on the vessels Golar Spirit, Khannur, Gimi, Hilli and Golar Freeze, executed by the UK Lessor of the vessels in favour of our subsidiary, GGHC, and by a mortgage transfer executed by GGHC in favour of the lending banks. The new loan contains similar provisions to the old loans in respect of restrictions and financial covenants.

     Methane Princess facility

     On December 31, 2001, we signed a loan agreement with Lloyds TSB Bank Plc to finance 100% of the cost of one of our newbuildings, the Methane Princess, after we secured a 20-year charter for this vessel, which we refer to as the Methane Princess facility (previously referred to as the 2215 facility). In August 2003, prior to the delivery of the vessel we refinanced this facility in connection with a lease finance arrangement in respect of the Methane Princess. The new facility is also for $180 million, with the same bank and has a similar repayment profile. It accrues a floating rate of interest of LIBOR plus a margin up to the date the vessel was delivered to the Charterer under the BG Charter and thereafter at LIBOR plus a reduced margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin could increase if the rating for the Charterer at any time fell below an S&P rating of "B". As at June 29, 2006, $135 million of debt in respect of the Methane Princess facility was fixed interest rate debt. Of the $135 million, $115 million is fixed until 2015, $10 million until 2009 and $10 million until 2007, at a current weighted average rate of 4.5% (excluding margin).

     Golar Frost facility

     In March 2004, we entered into a secured loan facility with a banking consortium for an amount of $110.0 million, in respect of the Golar Frost, which we refer to as the Golar Frost Facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of three years and is repayable in five semi-annual installments together with a final balloon payment of $102.6 million. In June 2004 we drew down on the loan to finance the delivery of the Golar Frost. As noted above under 'Possible future activities' if the Livorno project goes ahead the Golar Frost will be utilised and we would expect it to be refinanced as part of the project. If the project does not go ahead we would expect to refinance this facility. In June 2006, the banking consortium approved certain changes to this facility, which included amongst other things an extension of the term of the loan for a period of 12 months to June 2008.

     Gracilis (previously known as the Golar Viking) facility

     In January 2005, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Gracilis, which we refer to as the Gracilis facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments, commencing in April 2005 and a final balloon payment of $100 million.

     After these transactions, at December 31, 2005, we had total long-term debt outstanding of $825.7 million, compared with $703.0 million and $655.2 million at December 31, 2004 and 2003, respectively.

     The outstanding debt of $825.7 million as of December 31, 2005 was repayable as follows:

Year ending December 31,
(in millions of $)
2006                                                                      67.6
2007                                                                     166.4
2008                                                                      64.3
2009                                                                      66.1
2010                                                                     165.2
2011 and later                                                           296.1
-------------------------------------------------------------------------------
                                                                         825.7
===============================================================================

     In April 2006, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing the Granosa, which was drawn down in June 2006 upon delivery of the newbuilding. We refer to this facility as the Granosa facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments, commencing in July 2006 and a final balloon payment of $90.8 million.

     The margins we pay under our current loan agreements over and above LIBOR at a fixed or floating rate currently range from 0.80% to 1.7%.

Capital Lease Obligations

     Five ship leases

     In April 2003 we entered into a lease finance arrangement, which we refer to as the Five Ship Leases, in respect of five of our vessels (Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur), with a subsidiary of a major UK bank, which we refer to as the UK Lessor. We sold five 100% owned subsidiaries which owned the relevant vessels, to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiary companies to us. Each of the five companies now owned by the UK Lessor subsequently entered into 20 year leases with a subsidiary of ours, Golar Gas Holding Company Inc., or GGHC, who in turn sub-leased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of taking over the business of operating one each of the above named vessels.

     We used $325 million of the proceeds we received together with $17.5 million of our cash reserves to repay two existing loans, the Golar LNG facility and the Golar LNG subordinated facility. The outstanding amounts of these loans upon repayment were $282.5 million and $60 million respectively. We then drew down on two new facilities; $265 million secured by a mortgage executed by the UK Lessor in favour of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks; and $60 million secured by a similar but second priority mortgage. The total proceeds from the new loans of $325 million together with $89.5 million of the proceeds from the lease finance arrangement were used to make deposits with two banks amounting to $414.5 million who then issued letters of credit securing GGHC's obligations under the leases amounting to the present value of rentals due under the leases. Lease rentals are payable quarterly. At the end of each quarter the required deposit to secure the present value of rentals due under the leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds released as a result of the reduction in the required deposit are available to pay the lease rentals due at the end of the same quarter. After making this deposit and settling all outstanding fees relating to the transaction the cash inflow was approximately $32.5 million.

     Methane Princess lease

     In August 2003, we entered into a lease finance arrangement in respect of our first newbuilding the Methane Princess, to which we refer to as the Methane Princess Lease. We arranged a new $180 million loan facility in respect of the Methane Princess (Methane Princess facility) as noted above and at the same time novated our shipbuilding contract to a subsidiary of a UK bank (UK Lessor) under the terms of which the UK Lessor advanced an amount equal to the amounts already paid by us under the shipbuilding contract to the Shipyard who in turn repaid us the same amount. We subsequently entered into a 30-year lease agreement in respect of the vessel with the UK Lessor. We used monies drawn down from the Methane Princess facility (secured by a mortgage executed by the UK Lessor in favor of us as security for the UK Lessor's obligations to pay certain sums to us under the lease agreement and by a mortgage transfer executed by us in favour of the lending bank) together with some of our own cash reserves to make deposits with a bank ("LC Bank") who then issued a letter of credit securing our obligations to the UK Lessor. We used the monies refunded by the Shipyard under the novation agreement together with our own cash to repay the original loan in respect of the Methane Princess. Upon delivery of the vessel and payment of the final delivery installment the total advanced by the UK Lessor was $163.7 million and the amount placed on deposit with the LC Bank was $143.9 million. After settling all outstanding fees relating to the transaction the cash inflow was approximately $18.5 million.

     Golar Winter lease

     In April 2004, we signed a lease agreement in respect our second newbuilding, the Golar Winter, to which we refer to as the Golar Winter Lease, with another UK bank (the 'Winter Lessor') for a primary period of 28 years. The vessel was also delivered in April 2004. Under the agreement we received an amount of $166 million. Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (the 'LC Bank'). We deposited $39 million with the LC bank as security for the letter of credit at the same time we entered into the lease. The effective amount of net financing received is therefore $127 million before fees and expenses.

     In common with the Five Ship Leases and the Methane Princess Lease the Golar Winter Lease is denominated in British pounds. However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself. The value of the deposit used to obtain a letter of credit to partly secure the lease obligation in respect of the Golar Winter as of December 31, 2005 was $45.3 million. In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into US dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays US dollars).

     Grandis (previously known as Hull 2226) lease

     In April 2005, we signed a lease agreement in respect of our newbuilding, hull number 2226 (Grandis), to which we refer to as the Grandis Lease, with another UK bank (the 'Grandis Lessor') for a primary period of 30 years. Under the agreement we received an amount of $150 million of which $47 million was received in April 2005 with the remainder received on delivery of the vessel in January 2006. Our obligations to the lessor under the lease are secured by (inter alia) by a letter of credit provided by another UK bank ('the LC bank'). This letter of credit is secured by a cash deposit of $45 million which we deposited at the same time as entering into the lease. In common with the Golar Winter Lease, the cash deposit securing the lease obligation in respect of the Grandis Lease is significantly less than the lease obligation itself. However, unlike the Golar Winter Lease, our lease obligation in respect of the Grandis and the associated cash deposit are denominated in USD. The effective amount of net financing is therefore $105 million, before fees and expenses.

     As at 31 December 2005, the Company is committed to make minimum rental payments under capital lease, as follows:

Year ending December 31,                            Five ship        Methane        Golar       Grandis        Total
                                                       Leases       Princess       Winter         Lease
                                                                       Lease        Lease
(in thousands of $)
2006                                                   22,083          6,180       10,983         2,240       41,486
2007                                                   24,988          6,501       10,983         2,862       45,334
2008                                                   26,237          6,794       10,983         2,862       46,876
2009                                                   27,549          7,089       10,983         2,862       48,483
2010                                                   28,927          7,384       10,983         2,862       50,156
2011 and later                                        710,158        328,401      236,136        76,718    1,351,413
------------------------------------------------- ------------ -------------- ------------ ------------- ------------
Total minimum lease payments                          839,942        362,349      291,051        90,406    1,583,748
Less: Imputed interest                               (387,486)      (206,448)    (141,273)      (44,575)    (779,782)
------------------------------------------------- ------------ -------------- ------------ ------------- ------------
Present value of minimum lease payments               452,456        155,901      149,778        45,831      803,966
================================================= ============ ============== ============ ============= ============

     The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2005 was $470.2 million.

     The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain letters of credit to secure the lease obligations as of December 31, 2005 was $161.5 million.

     For all our leases other than our latest lease in respect of the Grandis, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Five Ship leases and the Methane Princess lease, and based upon USD LIBOR for the Winter Lease. Our lease obligation in respect of the Grandis and the associated cash deposit are denominated in USD. Seven of our leases are therefore denominated in British pounds. The majority of this British pound capital lease obligation is hedged by British pound cash deposits securing the lease obligations or by currency swap. This is not however a perfect hedge and so the movement in currency exchange rate between the US dollar and the British pound will affect our results (see Item 11- Foreign currency risk).

     In the event of any adverse tax rate changes or rulings, or in the event of a termination, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above. The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately (pound)41 million British pounds).

Debt and lease restrictions

     Our existing financing agreements (debt and leases) impose operation and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and lessors. In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios. Such ratios include equity ratio, working capital ratios and earnings to net debt ratio covenants, minimum net worth covenants, minimum value clauses, and minimum free cash restrictions in respect of our subsidiaries and us. With regards to cash restrictions we have covenanted to retain at least $25 million of cash and cash equivalents. As of December 31, 2005, 2004 and 2003, we complied with all covenants of our various debt and lease agreements.

     In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar.

Derivatives

     We use financial instruments to reduce the risk associated with fluctuations in interest rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interests to fixed rates, which from a financial perspective hedge obligations to make payments based on floating interest rates. We do not hold or issue instruments for speculative or trading purposes. As at December 31, 2005 our interest rate swap agreements effectively fix our floating interest rate exposure on $494.5 million of floating rate debt, although $105 million of these swaps relate to lease obligations incurred after December 31, 2005. Our swap agreements have expiry dates between 2007 and 2015 and have fixed rates of between 3.03% and 6.43%.

     As noted above (see 'Golar Winter Lease') we have entered into a currency swap to hedge an exposure to British pounds in respect of the Golar Winter Lease.

     In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS") in connection with a share buy back scheme of ours, whereby BNS may acquire an amount of shares up to a maximum of 3.2 million in us during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. As at December 31, 2005, BNS has acquired a total of 600,000 Golar shares under the Programme at an average price of $11.04. The gain of $1.4 million represents the mark-to-market valuation of this derivative. In June 2006, BNS acquired a further 470,000 Golar shares at an average price of $13.26.

Newbuilding Contracts and Capital Commitments

     As of December 31, 2005, we had contracts to build three new LNG carriers. We took delivery of our fifth newbuilding, the Grandis, in January 2006, which was financed by a lease finance arrangement noted above. Our sixth newbuilding, the Granosa, was delivered to us on June 16, 2006. As at June 29, 2006, we therefore have one newbuilding still under construction with amounts outstanding and payable under the contracts totalling approximately $147 million, excluding financing costs, which are due in installments over the period to June 2007.

     In December 2005 we entered into a contract for the conversion of an existing LNG carrier into an FSRU. The conversion cost is estimated to be $50 million of which $6.1 million has been paid to date.

     As noted above, two of our newbuildings have been delivered since December 31, 2005. The following table sets out as at December 31, 2005 and June 29, 2006 the estimated timing of the remaining commitments under our present contracts noted above. Actual dates for the payment of installments may vary due to progress of the construction/conversion.

 (in millions of $)                        June 29, 2006      December 31, 2005
2006                                                29.6                  271.3
2007                                               145.5                  145.5
--------------------------------------------------------------------------------
Total                                              175.1                  416.8
================================================================================


     We will need additional financing for our capital commitments as discussed above under "Liquidity and Capital Resources - Liquidity".

     Our senior management evaluates funding alternatives depending on the prevailing market conditions. We anticipate that the additional financing required to fund the completion of the remaining newbuilding construction costs will come from a combination of additional debt and lease financing, cash reserves and cash from operations, supplemented by equity proceeds as circumstances may warrant or permit. It is standard in the shipping industry to finance between 50% and 80% of the construction cost of newbuildings or the market value of vessels through traditional bank financing and in the case of vessels that have charter coverage the debt finance percentage may increase significantly. We would make such borrowings as needed while construction, or conversion in the case of the FSRU, proceeds. Alternatively, if market and economic conditions favor equity financing at any such time, we may use somewhat less debt and instead raise equity to fund a larger portion of these costs. Currently, we are seeking a mixture of long-term, medium-term and short-term charters for our newbuilding hull number 2244 to be delivered in June 2007 and for our FSRU. The charter coverage of a newbuilding and our FSRU may affect our ability to finance its completion.

C.   Research and Development, Patents and Licenses

     Not applicable

D.   Trend Information

     See our discussion above under 'overview and background'.

E.   Off-Balance Sheet Arrangements

     We are committed to make rental payments under operating leases for office premises under operating leases. The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.   Contractual Obligations

     The following table sets forth our contractual obligations for the periods indicated as at December 31, 2005:

(in millions of $)                 Total            Due in  Due in     Due in     Due
                                Obligation          2006    2007-2008  2009-2010  Thereafter
Long-Term Debt (3)                   825.7            67.6     230.7      231.3       296.1
Interest commitments on              187.6            43.2      63.5       40.8        40.1
long-term debt (5)
Capital Lease Obligations (1)        804.0               -       2.8       10.0       791.2
Interest commitments on              779.8            43.1      89.4       88.6       558.7
capital lease obligations
Operating Lease Obligations            0.7             0.2       0.4        0.1           -
Purchase Obligations
    Newbuildings                     368.4           252.6     115.8          -           -
    FSRU conversion (4)               48.4            18.7      29.7          -           -
Egyptian venture (6)                   5.0             1.3       3.7
Other Long-Term Liabilities (2)          -               -         -          -           -
--------------------------------------------------------------------------------------------
Total                              3,019.6           426.7     536.0      370.8     1,686.1
============================================================================================

----------
     (1) In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under "Capital Lease Obligations").

     (2) Our consolidated balance sheet as of December 31, 2005 includes $85 million classified as "Other long-term liabilities" of which $60 million represents deferred credits related to our capital lease transactions and $25 million represents liabilities under our pension plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See
          Note 26 of the Notes to Consolidated Financial Statements for additional information regarding our other long-term liabilities.

     (3) As of December 31, 2005, taking into account the hedging effect of our interest rate swaps, $278 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on USD LIBOR, and $630 million of debt accrued interest at a fixed interest rate.

     (4) This refers to the contracted conversion costs of an existing LNG vessel into a LNG Floating Storage Regasification Unit ("FSRU").

     (5) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 6% and taking into account our various margin rates and interest rate swaps associated with each debt.

     (6) In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Petroleum Services Company S.A.E ("EPSC"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2005, we were committed to subscribe for common shares in EPSC for a total consideration of $5,000,000. An initial amount of $500,000 was payable on incorporation of EPSC in March 2006, with a further $750,000 and $3,750,000 payable within three months of incorporation and three years of incorporation respectively at dates to be determined by EPSC's Board of Directors.

          Furthermore, as at December 31, 2005, we had a commitment to pay $1 million to a third party, contingent upon the conclusion of a material commercial business transaction by EPSC as consideration for work performed in connection with the setting up and incorporation of EPSC. This liability has been excluded from the above table as the timing of any cash payment is uncertain.


     A total of $237.2 million of newbuilding obligations due in 2006 have been financed and paid during the period to June 29, 2006. Of this amount, $103 million and $104 million were in respect of the final installments for the Grandis and Granosa, respectively. Grandis was financed by way of a drawdown in January 2006 from an existing lease finance arrangement. Granosa's final installment was paid by drawing down from the Granosa loan facility (see Item 5B
- Liquidity and Capital Resources).

 ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     Information concerning each of our directors and executive officers as at June 29, 2006 is set forth below.

Name             Age   Position
----             ---   --------
John Fredriksen   62   Chairman of the Board, President and Director
Tor Olav Troim    43   Deputy Chairman of the Board, Vice President and Director
Kate Blankenship  41   Director
Frixos Savvides   54   Director
Gary Smith        50   Chief Executive Officer of Golar Management
Graeme McDonald   49   Group Technical Director of Golar Management
Graham Robjohns   41   Chief Financial Officer of Golar Management
Charlie Peile     52   Head of Commercial of Golar Management
Olav Eikrem       50   General Manager of the Fleet of Golar Management

Georgina Sousa    56   Company Secretary


Biographical information with respect to each of our directors and executive officers is set forth below.

John Fredriksen has served as the chairman of our board of directors, our president and a director since our inception in May 2001. He has been the chief executive officer, chairman of the board, president and a director of Frontline Ltd, or Frontline, since 1997. Frontline is a Bermuda based tanker owner and operator listed on the New York Stock Exchange, the London Stock Exchange and the Oslo Stock Exchange. Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd, a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls World Shipholding, a Cyprus Company who is our principal shareholder. Mr. Fredriksen has been a director of Golden Ocean Group Limited, or Golden Ocean, a Bermudian company listed on the Oslo Stock Exchange, since November 2004. Mr Fredriksen has been a director of SeaDrill Limited, or SeaDrill, a Bermudan company listed on the Oslo Stock Exchange, since May 2005.

Tor Olav Troim has served as our vice-president and a director since our inception in May 2001 and served as our chief executive officer from May 2001 to April 2006. He has been the vice president and a director of Frontline since 1996. He also served as deputy chairman of Frontline Ltd. in 1997. Until April 2000, Mr. Troim was the chief executive officer of Frontline Management AS, a management company that is a subsidiary of Frontline Ltd. Mr. Troim also serves as a consultant to Seatankers and since May 2000, has been a director and vice-chairman of Knightsbridge Tankers Limited, a Bermuda company listed on the Nasdaq National Market. He is a director of Aktiv Inkasso ASA, a Norwegian Oslo Stock Exchange listed company, Golden Ocean and SeaDrill. Mr. Troim has been President and Chief Executive Officer of Ship Finance International Limited, or Ship Finance, a Bermuda company listed on the New York Stock Exchange, since October 15, 2003. Prior to his service with Frontline, from January 1992, Mr. Troim served as managing director and a member of the board of directors of DNO AS, a Norwegian oil company.

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005. She served as our chief accounting officer from May 2001 until May 31, 2003. She has been a director of Frontline since August 2003 and served as the chief accounting officer and secretary until October 2005. She has also been chief financial officer of Knightsbridge Tankers Ltd since August 2000 and secretary of Knightsbridge since December 2000. Since October 2003, she has served as a director of Ship Finance. Mrs. Blankenship has been a director of Golden Ocean since November 2004 and a director of SeaDrill since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

Frixos Savvides joined the company as a director in August 2005. Mr. Savvides was a founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant, and holds several Board positions including his recent appointment as Vice Chairman of Cyprus Airways. Mr. Savvides has been a director of Frontline since July 31, 2005. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Gary Smith joined as our new Chief Executive Officer in March 2006. Mr. Smith has an extensive background in the petroleum industry. Most recently Mr. Smith worked for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager Commercial Shipping. In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects. Mr. Smith also served as President and Director of SIGGTO (Society of International Gas Tanker & Terminal Operators) during the period from 2002 to 2005.

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

Graham Robjohns has served as our Group Financial Controller since May 2001, as our Chief Accounting Officer since June 1, 2003 and as our Chief Financial Officer since November 2005. He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, he worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Charlie Peile was appointed in September 2003 as Executive Vice President and Head of Commercial. He was, for three years prior to that, Director of LNG
Shipping Solutions, the leading LNG advisory and consultancy company. For a short period prior to that he was Managing Director of Stephenson Clarke Ltd., a ship owning company based in Newcastle upon Tyne. He was with Gotaas-Larsen, Golar's predecessors, from 1981 until 1997, for the last seven years of which he was Vice President Commercial, with special responsibility for LNG. He has been a member of the Institute of Chartered Shipbrokers since 1977.

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

Georgina E. Sousa has served as Secretary of the Company and its subsidiaries since November 30, 2005. She is currently Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

B.   Compensation

     For the year ended December 31, 2005, we paid to our directors and executive officers (eight persons) aggregate cash compensation of $1,229,324 and an aggregate amount of $100,620 for pension and retirement benefits.


C.   Board Practices

     Our directors do not receive any benefits upon termination of their directorships. The Board established an audit committee in July 2005, which comprises two members, Kate Blankenship and Frixos Savvides, who are also both Company Directors. Except for an audit committee the Board does not have any other committees.

Exemptions from certain Nasdaq corporate governance rules

     Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In accordance with Nasdaq rules and regulations we are relying on an exemption from certain corporate governance standards that are contrary to law, rules regulations or generally accepted business practices of Bermuda. The exemption, and the practices that we follow, are described below:

     o In keeping with Bermuda law and the rules of the Oslo Stock Exchange, we are exempt from Nasdaq's requirement to maintain three independent directors. We currently have one member of the Board of Directors who is independent according to Nasdaq's standards for independence.

     o In keeping with common practices among companies listed on the Oslo Stock Exchange, we are exempt from certain Nasdaq requirements regarding our audit committee. The Company's management is responsible for the proper and timely preparation of the Company's annual reports which are audited by independent auditors.

     o    In  lieu  of  a  compensation   committee   comprised  of  independent
          directors, the full Board of Directors determines compensation.

     o In lieu of nomination committee comprised of independent directors, the full Board of Directors regulates nominations.


D.   Employees

     As of December 31, 2005, we employed approximately 15 people in our offices in London and Oslo. We contract with independent ship managers to manage, operate and to provide crew for our vessels. We also employ approximately 570 seagoing employees of which 43 are employed directly by us and 527 are employed through our independent ship managers.

E.   Share ownership

     The following table sets forth information as of June 29, 2006, regarding the total amount of common shares owned by all of our officers and directors on an individual basis: The beneficial interests of our Directors and officers in the common shares of the Company as of June 29, 2006, were as follows:

                                                       Percentage of
                             Common Shares of          Common Shares
Director or Officer                $1.00 each            Outstanding
-------------------          ----------------            -----------
John Fredriksen*                   30,652,000                 46.75%
Tor Olav Troim                            - -                    - -
Gary Smith                                - -                    - -
Graeme McDonald                           - -                    - -
Charles Peile                             195                     **
Olav Eikrem                               - -                    - -
Graham Robjohns                           500                     **
Kate Blankenship                        5,000                     **
Frixos Savvides                           - -                    - -
Georgina Sousa                            - -                    - -

----------
* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen's name are held by World Shipholding Ltd. See Item 7, "Major Shareholders and Related Party Transactions." World Shipholding Ltd. is wholly-owned by Greenwich Holdings Limited, which is, in turn, indirectly controlled by Mr. Fredriksen.

**   Less than one %


     In addition to the above shareholdings, as of June 29, 2006, Mr. Troim has a forward contract with an obligation to buy 200,000 of our shares. The contracts, which were acquired in the open market, became effective on May 30, 2006.

Option Plan

     Our Board of directors adopted the Golar LNG Limited Employee Share Option Plan in February 2002. The plan authorizes our board to award, at its discretion, options to purchase our common shares to employees of Golar LNG Limited, and any of its subsidiaries, who are contracted to work more than 20 hours per week and to any director of Golar LNG Limited or its subsidiaries.

     Under the terms of the plan, our Board may determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value. No option may be exercised prior to the first anniversary of the grant of the option except that the option will become immediately exercisable if the option holder's employment is terminated (other than for cause) or in the event of the option holder's death. All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board may from time to time prescribe. The Plan will expire ten years from its date of adoption.

     As of June 29, 2006, two million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plan.

     Details of share options held by the Company's Directors and officers at June 29, 2006 are set out in the following table:

                      Number of Common   Exercise
                        Shares Subject   Price per
Director or Officer          to Option   Ordinary Share   Expiration Date
-------------------   ----------------   --------------   ---------------
John Fredriksen               *200,000            $5.75         July 2011
                             **300,000           $14.80      January 2011
                               -------
                               500,000

Tor Olav Troim                *100,000            $5.75         July 2011
                             **150,000           $14.80      January 2011
                               -------
                               250,000

Frixos Savvides               **75,000           $14.80      January 2011
Kate Blankenship              **75,000           $14.80      January 2011
Charlie Peile                 **75,000           $14.80      January 2011
Graeme McDonald               **75,000           $14.80      January 2011
Graham Robjohns               **75,000           $14.80      January 2011
Olav Eikrem                   **75,000           $14.80      January 2011
Gary Smith                  ***200,000           $13.14         June 2011

----------
*    These options vested in July 2002.

** These options were granted in January 2006 and vest over a period of 3 years.

***  These options were granted in June 2006 and vest over a period of 3 years.


ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

     The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current ownership of the common shares with respect to (i) each person who is known by the Company to own more than 5% of the Company's outstanding common shares; and (ii) all directors and officers as a group as of June 29, 2006.

                                                              Common Shares
Owner                                                       Amount     Per cent

World Shipholding Ltd. (1)                              30,652,000       46.75%
All Directors and Officers as a group (nine persons)    30,657,695       46.76%

----------
(1)  Our Chairman, John Fredriksen, indirectly controls World Shipholding Ltd.


     Our major shareholders have the same voting rights as all other holders of our Common Shares.

     The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

     As at June 13, 2006, 2,782,745 of the Company's common shares are held by 18 holders of record in the United States.

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

     Seatankers Management Company. Seatankers is indirectly controlled by John Fredriksen In the years ended December 31, 2005 and 2004, Seatankers has provided us with insurance administration services. In the years ended December 31, 2005 and 2004, management fees to Seatankers of $35,000 per annum have been incurred by Golar. As at December 31, 2005 and 2004 no amounts were due to Seatankers in respect of these fees incurred. In addition, certain amounts have been recharged at cost between both companies. As at December 31, 2005 the Company owed $229,000 to Seatankers (2004: $257,000) in respect of these recharges.

     Greenwich Holdings Limited. Greenwich is indirectly controlled by our chairman, John Fredriksen. During 2001 and we obtained loans from Greenwich totalling $85.3 million and $16.3 million during 2001 and 2002 respectively. During 2003 these loans were fully repaid. In the year ended December 31, 2003, we paid interest of $779,000, to Greenwich in respect of these loan facilities. At December 31, 2005 no interest due to Greenwich was outstanding (2004: $nil).

     Frontline Management (Bermuda). Frontline Management is a subsidiary of Frontline, a publicly listed company, and is indirectly controlled John Fredriksen. With effect from June 1, 2001, we entered into an agreement with Frontline Management (Bermuda) Ltd. pursuant to which Frontline Management provides budgetary and accounting support services, maintains our corporate records, technical vessel supervision services, ensures our compliance with applicable laws and requirements and assists us with corporate finance matters.

     In the years ended December 31, 2005 and 2004, we have incurred management fees to Frontline of $90,300 and $235,200, respectively. As at December 31, 2005 and 2004 no amounts were due to Frontline in respect of these management fees and costs incurred. In addition, certain amounts have been recharged at cost between both the companies. As at December 31, 2005 an amount of $640,000 (2004:
$177,000 due from Frontline) was owed to Frontline in respect of these recharges.

     We believe that the compensation we pay to Frontline Management for its administrative and management services is not more than the price we would have paid to third parties in an arm's-length transaction and are under terms similar to those that would be arranged with other parties.

     Faraway Maritime Limited. During the years ended December 31, 2005, 2004 and 2003 Faraway Maritime Shipping Inc., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $18 million, $nil and $4.2 million, respectively.

     Graeme McDonald. Golar Management held a promissory note executed by Mr. McDonald, an officer of the Company, on April 21, 1998, under which Mr. McDonald promised to pay to Golar Management the principal sum of (pound)20,900 in monthly installments of (pound)318. The note carried an interest rate of 3%. Payments under the note commenced in May 1998 and the principal balance as of December 31, 2003 and 2002 was (pound)1,158 and (pound)4,974 or approximately $2,000 and $9,000, respectively. The promissory note was repaid in full during early 2004.

C.   Interests of Experts and Counsel

     Not applicable.

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

     The following table sets forth, for the five most recent fiscal years from July 12, 2001 and for the first quarter of 2006, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                                OSE                  NASDAQ
                                            High        Low       High      Low

First Quarter 2006                    NOK102.00    NOK87.25     $15.29   $12.90

Fiscal year ended December 31
2005                                    NOK98.50   NOK66.00     $15.75   $10.31
2004                                   NOK125.50   NOK85.50     $18.66   $12.31
2003                                    NOK99.00   NOK35.00     $14.95    $5.00
2002                                    NOK62.00   NOK35.00      $7.75    $6.00
2001                                    NOK65.00   NOK37.00          -        -

     The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2004, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

OSE                                             OSE                  NASDAQ
                                           High         Low       High      Low
Fiscal year ended December 31, 2005
First quarter                          NOK98.50    NOK78.00     $15.75   $12.50
Second quarter                         NOK86.75    NOK72.00     $13.37   $11.46
Third quarter                          NOK93.00    NOK77.50     $14.50   $11.98
Fourth quarter                         NOK90.00    NOK66.00     $13.63   $10.31

                                                OSE                  NASDAQ
                                           High         Low       High      Low
Fiscal year ended December 31, 2004
First quarter                         NOK125.50    NOK94.50     $18.36   $14.26
Second quarter                        NOK108.50    NOK85.75     $15.71   $12.31
Third quarter                         NOK110.00    NOK93.50     $15.83   $13.11
Fourth quarter                        NOK121.25    NOK85.50     $18.66   $13.83

     The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the Nasdaq National Market.

                                                OSE                  NASDAQ
                                           High         Low       High      Low
May 2006                               NOK89.00    NOK91.75     $14.38   $12.00
April 2006                             NOK91.75    NOK82.00     $14.34   $12.79
March 2006                             NOK96.00    NOK87.25     $14.45   $13.16
February 2006                         NOK100.25    NOK89.25     $15.00   $12.90
January 2006                          NOK102.00    NOK89.00     $15.29   $13.23
December 2005                          NOK90.00    NOK79.00     $13.63   $11.67

----------
* On May 31, 2006, the exchange rate between the Norwegian Kroner and the US dollar was NOK6.10 to one U.S. Dollar.


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

     Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our board of directors. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights. The meetings may be held at any place, in or outside of Bermuda, that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

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

     The minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of four directors. The minimum and maximum number of directors comprising the Board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

C.   Material contracts

     The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

Five ship leases

     In April 2003 we entered into a lease finance arrangement in respect of five of our LNG carriers with a subsidiary of a major UK bank, to which we refer as the UK Lessor. The five vessels are the Golar Spirit, Golar Freeze, Hilli, Gimi and Khannur. As part of the UK vessel lease arrangement, we sold five of our vessel-owning subsidiaries that owned the relevant vessels to the UK Lessor and received a cash sum of $452.6 million through refinancing, by the UK Lessor, of debt owed by the five subsidiaries to us. Each of the five companies, now owned by the UK Lessor, subsequently entered into 20 year leases with Golar Gas Holding Company Inc., or GGHC, a wholly owned subsidiary or ours. GGHC in turn subleased the vessels to five UK subsidiary companies newly incorporated by us for the purpose of assuming the business of operating each of the these vessels. While the UK Lessor has legal title to the vessels, the lease are all bareboat charters that give us complete operational control over, and responsibility for, the vessels. In addition, on expiration of the leases, we act as exclusive sales agent for the UK vessel lessor and receive 99.9 per cent of the net proceeds in the form of a rebate to us of lease rentals. However, we may not time charter the vessels to charterers, other than BG and Pertamina that have credit ratings below BBB+, without the UK Lessor's consent.

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

     Each of the five UK vessel leases is for a period of 20 years that may be extended by us annually thereafter as long as the vessels remain seaworthy, and we are not otherwise in default of the leases. The principal security is comprised of two cash deposits with two different banks that have issued letters of credit securing our obligations under the UK vessel leases. The deposits are equal to the net present value of the minimum lease payments. In addition to the letters of credit the UK Lessor's security includes a guarantee from us and a third priority; pledge of the capital stock of our shipowning subsidiaries that have subleased the vessels from GGHC, and an assignment of those vessels' earnings, insurance, and charters to the UK Lessor. We have also indemnified the UK Lessor against, among other things, increases in tax costs. We may terminate the UK vessel leases by paying the UK Lessor a termination rental in such an amount as will reduce the Lessor's investment balance, after taking into account all tax effects, to zero. The UK vessel leases provide that we will receive 99.9% of the net proceeds of any sale of the vessels by the UK Lessor in the form of a rebate of lease rentals, subject to claims by third parties, our lenders, and the UK Lessor itself. If we terminate the UK vessel leases within the first five years we would be liable to a termination fee which would also be charged against the net proceeds. In addition, we have agreed to indemnify the UK Lessor for any adverse tax consequences or rulings, which could result in our returning all or a portion of the cash inflow that we have received, posting additional security, or making other payments to the UK Lessor.

     The UK vessel lease agreements and related documents also contain a number of restrictive covenants that are similar to those of our Golar Gas Holding Facility. Violation of those covenants and termination of the UK vessel leases could result in the sale of the vessels at that time. As the leases contain a right of quiet enjoyment in favour of BG and Pertamina, if there were a default and UK lease termination, the price realized on sale of the vessels could depend in part on whether potential buyers deem the assumption of the BG and Pertamina charters advantageous at the time.

Golar Gas Holding Facility

     In March 2005, we entered into a refinancing in respect of five of our vessels with a banking consortium in respect of the New Golar LNG Facility and the New Golar LNG subordinated facility. The new first priority loan, or Golar Gas Holding Facility, is for an amount of $300 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of six years and is repayable in 24 quarterly installments and a final balloon payment of $79.4 million payable on April 14, 2011.

     This facility is secured by a mortgage executed by the Lessor, who leases the vessels to us, in favour of our subsidiary GGHC as security for the Lessor's obligations to pay certain sums to GGHC under the lease agreements and by a mortgage transfer executed by GGHC in favour of the lending banks. Additionally, the mortgages of the Golar Gas Holding Facility are secured by a guarantee from us, a pledge of the capital stock of our shipowning subsidiaries, and an assignment of our vessels' earnings, insurance, and the vessels' charters to the lenders. The loan agreement and related documents also contain a number of restrictive covenants that, subject to specified exceptions, limit our ability and the ability of Golar Gas Holding Company and our shipowning subsidiaries' to among other things:

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

     The agreement also contains an event of default if, among other things, John Fredriksen and his affiliated entities cease to be the beneficial or legal owner of at least 25% of our common shares except where the dilution is as a result of the introduction of additional capital.


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

Taxation of Operating Income: In General

United States Taxation of our Company

     Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We do not engage in transportation that gives rise to 100% U.S. source income.

     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

     Unless exempt from U.S. taxation under Section 883 of the Code we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

     Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 2003, 2004 and 2005, the U.S. source income that we derived from our vessels trading to U.S. ports was $14,283,000, $22,005,000 and $15,675,000, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883 and the treaty, as described below, would have been $571,320, $880,000 and $627,000, respectively.

Application of Code Section 883

     With effect commencing the calendar year 2005, we have made special U.S. tax elections in respect of all our vessel-owning or vessel-operating subsidiaries incorporated in the United Kingdom that are potentially subject to U.S. federal income tax on shipping income derived from sources within the United States. The effect of such elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities.

     The ensuing discussion is applicable to, and references to "subsidiaries" shall mean, only those of our subsidiaries that are incorporated under the laws of jurisdictions other than the United Kingdom. Under Section 883 of the Code and the final regulations promulgated thereunder that came into effect for the calendar year 2005, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

     o we and each subsidiary are organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as "the country of organization requirement"; and

     o    either

          - more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, which we refer to as the "ownership requirement"; or

          - our stock is "primarily and regularly traded on an established securities market" in our country of organization, another qualified foreign country, or the United States, which we refer to as the "publicly-traded requirement."

     The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation and (ii) the country of incorporation of each of our subsidiaries that has earned shipping income from sources within the United States, as a qualified foreign country. Accordingly, we and each such subsidiary satisfy the country of organization requirement.

     Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the "ownership requirement". However, as described below, we believe that we will be able to satisfy the "publicly-traded requirement."

     Our stock was "primarily traded" on the Oslo Stock Exchange, an established securities market in a qualified foreign country, during 2005. The final regulations provide, in pertinent part, that our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock, by vote and value, is owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding shares of that stock, known as the "5% override rule". The 5% override rule will not apply, however, if we can establish that individual residents of qualified foreign countries, which we refer to as "qualified shareholders", own sufficient shares of our stock to preclude non-qualified shareholders from owning 50% or more of the total vote and value of our stock for more than half the number of days during the taxable year which we refer to as the "5% override exception".

     Based on our public shareholdings for 2005, we were not subject to the 5% override rule for 2005. Therefore, we believe that we satisfy the publicly-traded requirement and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under Section 883 in respect of our respective U.S.-source shipping income.

     However, if we were to be subject to the 5% override rule in the future (as a result of changes in ownership of our shares), it may be difficult for us to establish that we qualify for the 5% override exception. If we were not eligible for the exemption under Section 883, our U.S.-source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Internal Revenue Code Section 883

     To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income earned by us or by our subsidiaries, such U.S.-source shipping income would be subject to a 4% tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such shipping income would never exceed 2 percent. For the calendar year 2005, we and our subsidiaries would be subject to tax under Code Section 887 in the aggregate amount of $627,000.

Gain on Sale of Vessels

     If we and our subsidiaries qualify for exemption from tax under Section 883 in respect of our respective U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source income should likewise be exempt from tax under Section 883. If we and our subsidiaries are unable to qualify for exemption from tax under Section 883, the owner and seller of such vessel may be considered to be engaged in the conduct of a U.S. trade or business. As a result, any U.S. source gain on the sale of a vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income at a combined rate of up to 54.5%. However, to the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to U.S. source gain.

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

Distributions

     Any distributions made by us with respect to our common shares to a U.S. holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that dividends paid by us to a non-corporate U.S. holder will be eligible for preferential U.S. federal income tax rates (through 2010) provided that the U.S. non-corporate holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend. However, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a non-corporate U.S. holder. Any dividends paid by us, which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. holder.

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

Passive Foreign Investment Company

     Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. holders (or to the direct or indirect beneficial owners of some non-U.S. holders) if we are treated as a "passive foreign investment company" for United States federal income tax purposes. We will be a "passive foreign investment company" if either:

     o    at least 75% of our gross income in a taxable year is passive  income;
          or

     o at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.

     For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock. To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not passive income for passive foreign investment company purposes.

     On the basis of the above, we believe that we are not currently a passive foreign investment company and do not expect to be a passive foreign investment company in the foreseeable future. However, there can be no assurance that we will not become a passive foreign investment company in any year.

     If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. holder who is treated as owning our shares during any period in which we are so classified, for purposes of the passive foreign investment company rules would be liable to pay tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. holder's entire holding period of our shares. An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the passive foreign investment company during a specified base period. The tax at ordinary rates and interest would not be imposed if the U.S. holder makes a mark-to-market election, as discussed below. Furthermore, any distributions paid by us to a U.S. non-corporate holder would not be eligible for the preferential federal income tax rates described above under "Distributions."

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

I.   Subsidiary Information

     Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, including interest rate and foreign currency exchange risks and equity price risk. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks. We do not enter into derivative instruments for speculative or trading purposes. Since adoption of FAS 133, certain economic hedge relationships no longer qualify for hedge accounting due to the extensive documentation and strict criteria of the standard. Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management

     A discussion of our accounting policies for derivative financial instruments is included in Note 1 to our Consolidated Financial Statements. Further information on our exposure to market risk is included in Note 28 to the Consolidated Financial Statements.

     The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk, and equity price risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

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

     As of December 31, 2005 and 2004 the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $494.5 million (of which $105 million relates to capital lease obligations incurred in January 2006) and $293.7 million, respectively and the amount of debt with a fixed rate of interest was $135 million in 2005 and 2004. The principal of the loans and net capital lease obligations outstanding as of December 31, 2005 and 2004 was $907.7 million and $805.0 million, respectively. Based on our floating rate debt at December 31, 2005, a one percentage point increase in the floating interest rate would increase interest expense by $4.2 million per annum. For disclosures of the fair value of the derivatives and debt obligations outstanding as of December 31, 2005 and 2004, see Note 28 to the Financial Statements.

     Foreign currency risk. Except in the course of our vessel leases, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, such as British pounds
(GBP), in relation to our administrative office in the UK, operating expenses incurred in a variety of foreign currencies and Singapore dollars, among others, in respect of our FSRU conversion contract. Based on our ongoing GBP expenses for 2005 a 10% depreciation of the US Dollar against GBP would increase our expenses by approximately $0.8 million.

     We are exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are both denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations. We use cash from the deposits to make payments in respect of our leases. Gains or losses that we incur are unrealised unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations. Among other things movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits. Based on these lease obligations and related cash deposits as at December 31, 2005, a 10% appreciation in the US Dollar against GBP would give rise to an increase in our financial expenses of approximately $2.3 million.

     In April 2004 we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP. However, the cash deposit, which secures the letter of credit, which is used to secure the lease obligation, is significantly less than the lease obligation itself. We refer to this as a 'funded' lease. We are therefore exposed to currency movements on the difference between the lease obligation and the cash deposit, approximately $104 million as at December 31, 2005. In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into US dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminated this lease.

     Equity swap risk. As a result of our equity swap (see Liquidity and Capital resources - Derivatives) we are effectively exposed to the movement in our share price in respect of 600,000 of our shares as at December 31, 2005 and 1,070,000 shares as at June 29, 2006. A 10% depreciation in our share price as of December 31, 2005 would result in an increase in our financial expenses of approximately $800,000.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

ITEM 13.  DIVIDEND ARREARAGES AND DELIINQUENCIES

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

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board has determined that Kate Blankenship, a director, qualifies as an audit committee financial expert and is independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

ITEM 16B. CODE OF ETHICS.

     The Company has adopted a Code of Ethics, filed as Exhibit 14.1 to this Annual Report that applies to all employees. Furthermore, a copy of our Code of Ethics can be found in our website (www.golarlng.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

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

          Fiscal year ended December 31, 2005                        $1,876,775
          Fiscal year ended December 31, 2004                        $1,120,672

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

          Fiscal year ended December 31, 2005                                $0
          Fiscal year ended December 31, 2004                          $125,672

     (c)  Tax Fees

     The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

          Fiscal year ended December 31, 2005                                $0
          Fiscal year ended December 31, 2004                                $0

     (d)  All Other Fees

     For the fiscal years ended December 31, 2005 and 2004, there have been no professional services rendered by the principal accountant for services other than audit fees, audit-related fees and tax fees set forth above.

     (e)  Audit Committee's Pre-Approval Policies and Procedures

     The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2005 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In February 2005, the Company, through market purchases acquired 50,000 of its common shares. The following table shows the monthly stock repurchase activity:

                                                                   Total Number of Shares         Maximum Number of
                                                                     Purchased as Part of    Shares that May Yet Be
                           Total Number of   Average Price Paid        Publicly Announced       Purchased Under the
                          Shares Purchased            Per Share          Plans or Program          Plans or Program

Month of Repurchase
 February 2005                      50,000            NOK 85.22                         -                         -
                         -------------------------------------------------------------------------------------------

     In October 2005, the Board of the Company approved a share buyback scheme and in connection with this established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter may acquire an amount of shares up to a maximum of 3.2 million in the Company during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. As at December 31, 2005 BNS has acquired a total of 600,000 Golar shares under the Programme at an average price of $11.04. In June 2006, BNS acquired a further 470,000 Golar shares at an average price of $13.26.

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-38.

ITEM 19.  EXHIBITS

     The following exhibits are filed as part of this Annual report:

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

4.2* Loan Agreement, between Faraway Maritime Shipping Company and Bank of Taiwan dated November 26, 1997, incorporated by reference to Exhibit
          4.3 of the Company's Original Registration Statement.

4.3*      Golar LNG Limited  Stock  Option  Plan,  incorporated  by reference to
          Exhibit 4.6 of the Company's Original Registration Statement.

4.4* Management Agreement between Golar LNG Limited and Frontline Management (Bermuda) Limited, dated February 21, 2002, incorporated by reference to Exhibit 4.8 of the Company's Original Registration Statement.

4.5 Five Ship Leases Agreement, between Golar Gas Holding Company, Inc. and Sovereign Finance Plc, dated April 8, 2003.

4.6 Loan Agreement, between Golar Gas Holding Company, Inc. and Citibank N.A, Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V, dated March 21, 2005.

8.1       Golar LNG Limited subsidiaries

11.1      Golar LNG Limited Code of Ethics.

12.1 Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.

13.2 Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

15.1 Korea Line Corporation financial statements provided pursuant to Regulation S-X, Rule 3-09.

----------
* Incorporated herein by reference.

                                GOLAR LNG LIMITED

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page

Report of Independent Registered Public Accounting Firm......................F-2

Audited Consolidated Statements of Operations for the years
ended December 31, 2005, 2004 and 2003 ......................................F-3

Audited Consolidated Statements of Comprehensive Income for
the years ended December 31, 2005, 2004 and 2003.............................F-4

Audited Consolidated Balance Sheets as of December 31, 2005
and 2004.....................................................................F-5

Audited Consolidated Statements of Cash Flows for the years
ended December 31, 2005, 2004 and 2003 ......................................F-6

Audited Consolidated Statements of Changes in Stockholders'
Equity for the years ended December 31, 2005, 2004 and
2003  .......................................................................F-7

Notes to Consolidated Financial Statements...................................F-8

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Golar LNG Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004, and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP
West London, United Kingdom
June 29, 2006

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003
(in thousands of $, except per share data)

                                        Note       2005        2004        2003

Operating revenues
Time charter revenues                           171,008     159,854     122,198
Voyage charter revenues                               -       2,412       9,062
Vessel management fees                               34       1,144       1,505
--------------------------------------------------------------------------------
Total operating revenues                        171,042     163,410     132,765
--------------------------------------------------------------------------------
Operating expenses
Vessel operating expenses                        37,215      35,759      30,156
Voyage expenses                                   4,594       2,561       2,187
Administrative expenses                          12,219       8,471       7,138
Restructuring expenses                     6      1,344           -           -
Depreciation and amortization                    50,991      40,502      31,147
--------------------------------------------------------------------------------
Total operating expenses                        106,363      87,293      70,628
--------------------------------------------------------------------------------
Operating income                                 64,679      76,117      62,137
--------------------------------------------------------------------------------
Financial income (expenses)
Interest income                                  35,653      31,879      14,800
Interest expense                               (82,479)    (61,987)    (37,157)
Other financial items, net                 7      7,507       4,804       7,217
--------------------------------------------------------------------------------
Net financial expenses                         (39,319)    (25,304)    (15,140)
--------------------------------------------------------------------------------
Income before equity in net earnings
of investee, income taxes and                    25,360      50,813      46,997
minority interest
--------------------------------------------------------------------------------
Minority  interest  in net  income  of          (8,505)     (7,575)     (7,052)
subsidiaries
Income taxes                               8      (818)       (420)       (375)
Equity in net earnings of investee        11     18,492      13,015           -
--------------------------------------------------------------------------------
Net income                                       34,529      55,833      39,570
================================================================================

Earnings per share                         9
Basic                                             $0.53       $0.85       $0.68
Diluted                                           $0.50       $0.84       $0.68

================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2005, 2004 and 2003
(in thousands of $)

                                        Note        2005        2004       2003


Net income                                        34,529      55,833     39,570

Other comprehensive (loss) income, net
  of tax: Recognition of minimum           23     (2,211)      6,235     (3,102)
  pension liability

Unrealized gains on marketable                       133           -          -
  securities held by investee
--------------------------------------------------------------------------------
Other comprehensive (loss) income                 (2,078)      6,235     (3,102)
================================================================================

--------------------------------------------------------------------------------
Comprehensive income                              32,451      62,068     36,468
================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2005 and 2004
(in thousands of $)
                                                Note          2005         2004
ASSETS
Current Assets
Cash and cash equivalents                                   62,227       51,598
Restricted cash and short-term investments        19        49,448       41,953
Trade accounts receivable                         12           351          572
Other receivables, prepaid expenses and           13        12,573       11,574
   accrued income
Amounts due from related parties                  14            17          294
Inventories                                                  4,974        3,556
--------------------------------------------------------------------------------
Total current assets                                       129,590      109,547

Restricted cash                                   19       696,308      714,802
Equity in net assets of non-consolidated          11        65,950       48,869
   investee
Newbuildings                                      15       111,565      145,233
Vessels and equipment, net                        16       533,008      371,867
Vessels under capital leases, net                 17       676,036      706,516
Deferred charges                                  18         7,629        6,720
Other non-current assets                          20        10,609        6,775
--------------------------------------------------------------------------------
Total assets                                             2,230,695    2,110,329
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt                 24        67,564       66,457
Current portion of obligations under capital      25         2,466        2,662
   leases
Trade accounts payable                                       1,165        2,940
Accrued expenses                                  21        20,605       17,054
Amounts due to related parties                                 886          374
Other current liabilities                         22        31,307       26,407
--------------------------------------------------------------------------------
Total current liabilities                                  123,993      115,894
Long-term liabilities
Long-term debt                                    24       758,183      636,497
Obligations under capital leases                  25       801,500      842,853
Other long-term liabilities                       26        84,878       86,033
--------------------------------------------------------------------------------
Total liabilities                                        1,768,554    1,681,277
--------------------------------------------------------------------------------
Commitments and contingencies (See Note 31)
Minority interest                                           27,587       26,282
--------------------------------------------------------------------------------

Stockholders' equity
Share capital 65,562,000 (2004: 65,612,000)
   common shares of $1.00 each outstanding        27        65,562       65,612
Additional paid-in capital                                 210,665      210,779
Accumulated other comprehensive income                     (5,948)      (3,737)
Retained earnings                                          164,275      130,116
--------------------------------------------------------------------------------
Total stockholders' equity                                 434,554      402,770
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity               2,230,695    2,110,329
================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
(in thousands of $)
                                             Note     2005     2004        2003
Operating activities
Net income                                          34,529   55,833      39,570
Adjustments to reconcile net income to net
cash Provided by operating activities:
    Depreciation and amortization                   50,991   40,502      31,147
    Amortization of deferred charges                 3,035    1,270       1,574
    Undistributed earnings of                     (16,948) (12,844)           -
       non-consolidated investee
    Income attributable to minority                  8,505    7,575       7,052
    interests                                     (15,709)    5,161     (2,993)
    Unrealized foreign exchange (gains)
       losses
    Drydocking expenditure                         (9,373) (13,299)    (12,737)
    Trade accounts receivable                          221      916     (1,488)
    Inventories                                    (1,571)    (353)       (721)
    Prepaid expenses, accrued income and             4,823  (2,201)    (13,149)
       other assets
    Amount due from/to related companies               789    (340)          59
    Trade accounts payable                         (1,775)  (2,166)       2,105
    Accrued expenses                                 7,505     (16)       9,863
    Interest element included in long-term           7,351    6,321       2,660
       lease obligations
    Other current liabilities                      (1,347)  (4,331)     (2,865)
--------------------------------------------------------------------------------
    Net cash provided by operating                  71,026   82,028      60,077
       activities
--------------------------------------------------------------------------------
Investing activities
    Additions to newbuildings                  15 (140,028)(278,560)   (77,783)
    Additions to vessels and equipment             (5,700)  (8,232)     (6,308)
    Long-term restricted cash                     (56,953) (37,515)   (543,643)
    Investment in unlisted investments         20  (3,000)        -           -
    Investment in associated companies                   - (21,948)    (12,176)
    Restricted cash and short-term                 (7,495)  (9,858)    (18,605)
       investments
--------------------------------------------------------------------------------
    Net cash used in investing activities         (213,176)(356,113)  (658,515)
--------------------------------------------------------------------------------
Financing activities
    Proceeds from long-term debt               24  420,000  110,000     506,128
    Proceeds from long-term capital lease      25   44,800  163,715     616,298
       obligations
    Repayments of long-term capital lease          (3,004)    (894)           -
       obligations
    Repayments of long-term debt                  (297,206)(62,281)   (528,505)
    Repayment of long-term debt due to                   -        -    (32,703)
       related parties
    Financing costs paid                           (3,944)  (2,740)     (2,140)
    Dividends paid to minority                 29  (7,200)        -     (1,695)
       shareholders
    Payments to repurchase equity              27    (667)        -           -
    Proceeds from issuance of equity net                 -        -     106,197
       of issuance costs
--------------------------------------------------------------------------------
    Net cash provided by financing                 152,779  207,800     663,580
    activities
--------------------------------------------------------------------------------
Net increase (decrease)in cash and cash             10,629 (66,285)     65,142
   equivalents
Cash and cash equivalents at beginning of           51,598  117,883     52,741
   period
Cash and cash equivalents at end of period          62,227   51,598    117,883
================================================================================

Supplemental disclosure of cash flow information:
Cash paid during the year for:
    Interest paid, net of capitalized interest      35,643   34,592      36,551
    Income taxes paid                                  568      356          66

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2005, 2004 and 2003
(in thousands of $, except number of shares)

                                        Note   Share     Additional   Accumulated     Retained   Total
                                               Capital   Paid in      Other           Earnings   Stockholders'
                                                         Capital      Comprehensive              Equity
                                                                      Income
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                    56,012     112,281        (6,870)       34,713        196,136

Issue of ordinary shares, net of         27      9,600      96,597              -            -        106,197
issuance costs
Net income                                           -           -              -       39,570         39,570
Other comprehensive loss                             -           -        (3,102)            -        (3,102)

--------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                    65,612     208,878        (9,972)       74,283        338,801

Net income                                           -           -              -       55,833         55,833
Other comprehensive gain                             -           -          6,235            -          6,235
Equity in gain on disposal of treasury
shares by investee                                   -       1,901              -            -          1,901

--------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                    65,612     210,779        (3,737)      130,116        402,770

Net income                                           -           -              -       34,529         34,529
Other comprehensive loss                             -           -        (2,078)            -        (2,078)
Repurchase of ordinary shares            27       (50)       (247)              -        (370)          (667)

--------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                    65,562     210,532        (5,815)      164,275        434,554
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.   GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey") and of Seatankers Management Co. Ltd ("Seatankers"), which were controlled by Mr. John Fredriksen. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2005 World Shipholding Limited, a company indirectly controlled by Mr. John Fredriksen owned 46.75 per cent (2004: 42.7 per cent) of Golar.

As of December 31, 2005 the Company  operated a fleet of ten (December 31, 2004:
nine) LNG carriers, seven of which are under long-term charter contracts. Additionally, as of December 31, 2005, the Company was building three new LNG carriers. Since December 31, 2005 the Company has taken delivery of two of these newbuildings. The Company currently leases eight (December 31, 2005: seven) of its vessels under long-term lease agreements and has a 100 per cent ownership interest in three vessels (December 31, 2005: two) and a 60 per cent ownership interest in one (December 31, 2005: one) other vessel, the Golar Mazo. As of June 29, 2006 the remaining newbuilding is being built at a cost of $162 million excluding financing costs. This newbuild is scheduled to be delivered in June 2007.

The financial statements have been prepared on a going concern basis of accounting. As of June 29, 2006 the Company believes it will have sufficient facilities to meet its anticipated funding needs throughout 2006 and through to June 2007. The Company will need additional facilities of $108 million to meet commitments in respect of its as yet unfinanced newbuilding hull number 2244, due for delivery in June 2007. The construction contract includes penalty clauses for non-payment of installments, which could result in the shipyard retaining the vessel with no refund to Golar for advance payments previously made. The Company has successfully financed five newbuilding vessels without long-term charter coverage within the last three years. Based on this success and experience, among other things, the Company believes that it will be able to obtain sufficient facilities to meet its newbuilding commitments as they fall due.

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

Revenue and expense recognition

Revenues include minimum lease payments under time charters, income from voyage charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs.

Revenues generated from time charters, which are classified as operating leases by the Company, are recorded over the term of the charter as service is provided. Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally between two to five years.

Revenues under voyage charters and single voyage time charters where there is an associated repositioning fee, are recognized ratably over the duration of the voyage on a discharge-to-discharge basis. Under this basis, voyage revenue is recognized evenly over the period from departure of a vessel from its last discharge port to departure from the next discharge port.

Under voyage charters, expenses unique to a particular voyage such as fuel expenses and port charges are paid by the Company and have been recorded as voyage expenses within operating expenses. Under time charters, such voyage expenses are paid by the Company's customers. Estimated losses under a voyage charter are provided for in full at the time such losses become evident. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognised as incurred.

Revenues generated from management fees are recorded ratably over the term of the contract as service is provided.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $223,000, $nil and $2,843,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses also include an allocation of administrative overheads that relate to vessel operating activity which includes certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs are allocated based on internal cost studies, which management believes are reasonable estimates. For the years ended December 31, 2005, 2004 and 2003, $720,000, $3,252,750 and
$2,375,000 have been allocated to vessel operating costs, respectively.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula. The formula used to allocate net pool revenues allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. The pool arrangements require the participants to pay and account for voyage expenses, and distribute pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for pool revenues allocated by these pools as "Time charter revenues" in its statement of operations. The Company was party to a pool arrangement with Exmar Marine NV, which commenced in October 2004 and ended in December 2005. The Company's share of the pool revenues for the year ended December 31, 2005 was approximately $12 million.

Cash and cash equivalents

The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and deposits made in accordance with its contractual arrangements under the Equity Swap Line facility (See note 27). The Company considers all short-term investments as held to maturity in accordance with Statement of Financial Accounting Standards No.115 "Accounting for Certain Investments in Debt and Equity Securities". These investments are carried at amortized cost. The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Refurbishments costs incurred during the period are capitalized as part of vessels and equipment. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Also included in vessels and equipment is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment under capital lease. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment under capital lease. Also included in vessels and equipment under capital lease, is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the consideration paid is allocated between drydocking and other vessel costs to reflect the different useful lives of the component assets.

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

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in Other Financial Items.

Unlisted investments

Unlisted investments in which the Company holds less than a 20 per cent interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company records these investments within Other long term assets in the consolidated balance sheet.

Derivatives

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. In addition from time to time the Company enters into foreign currency swap contracts to reduce risk from foreign currency fluctuations.

Hedge accounting is used to account for these swaps provided certain hedging criteria are met. The Company applies SFAS 133, "Accounting for Derivatives and Hedging Activities", which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met. As the Company's current interest rate swap and foreign currency swap contracts do not meet the criteria for hedge accounting, changes in their fair value are recorded each period in current earnings. Where the fair value of an interest rate or foreign currency swap agreements are a net liability the derivative instrument is classified as a current liability. Where the fair value of an interest rate swap or foreign currency swap agreement is a net asset the derivative instrument is classified as a non-current asset, except if the current portion is a liability, in which case the current portion is presented as a current liability.

In October 2005, the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See note 27) whereby the counter party may acquire an amount of up to 3.2 million shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. The fair value of the Equity Swap is recognised as an asset or liability with the change in fair values recognised in the consolidated statement of operations.

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

Stock-based compensation

The Company will adopt FASB No. 123R, "Share Based Payment" ("SFAS 123R") beginning January 1, 2006. Currently under SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), disclosures of stock-based compensation arrangements with employees are required and companies are encouraged, but not required, to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company currently accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees". Had compensation costs been calculated and accounted for in accordance with the fair value method recommended in SFAS 123, there would have been no difference to the Company's net income and earnings per share for the years ending December 31, 2005, 2004 and 2003 respectively, since at December 31, 2002, all of the Company's stock options had fully vested.

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

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3.   SUBSIDIARIES AND INVESTMENTS

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2005. Unless otherwise indicated, we own 100 per cent of each subsidiary.

                                    Jurisdiction of
Name                                Incorporation            Purpose
----                                ----------------------   -------
Golar Gas Holding Company Inc.      Republic of Liberia      Holding Company and leases five
                                                             vessels
Golar Maritime (Asia) Inc.          Republic of Liberia      Holding Company
Gotaas-Larsen Shipping Corporation  Republic of Liberia      Holding Company
Oxbow Holdings Inc.                 British Virgin Islands   Holding Company
Faraway Maritime Shipping Inc.      Republic of Liberia      Owns Golar Mazo
   (60% ownership)
Golar LNG 2215 Corporation          Republic of Liberia      Leases Methane Princess
Golar LNG 1444 Corporation          Republic of Liberia      Owns Golar Frost
Golar LNG 1460 Corporation          Republic of Liberia      Owns Gracilis
                                                             (previously known as the Golar
                                                             Viking)
Golar LNG 2220 Corporation          Republic of Liberia      Leases Golar Winter
Golar LNG 2234 Corporation          Republic of Liberia      Owns Granosa
Golar LNG 2244 Corporation          Republic of Liberia      Owns newbuilding Hull 2244
Golar LNG 2226 Corporation          Marshall Islands         Leases Grandis
Golar International Ltd.            Republic of Liberia      Vessel management
Gotaas-Larsen International Ltd.    Republic of Liberia      Vessel management
Golar Management Limited            Bermuda                  Management
Golar Maritime Limited              Bermuda                  Management
Golar Management (UK) Limited       United Kingdom           Management
Golar Freeze (UK) Limited           United Kingdom           Operates Golar Freeze
Golar Khannur (UK) Limited          United Kingdom           Operates Khannur
Golar Gimi (UK) Limited             United Kingdom           Operates Gimi
Golar Hilli (UK) Limited            United Kingdom           Operates Hilli
Golar Spirit (UK) Limited           United Kingdom           Operates Golar Spirit
Golar Winter (UK) Limited           United Kingdom           Operates Golar Winter
Golar 2215 (UK) Limited             United Kingdom           Operates Methane Princess
Golar FSRU 1 Corporation            Marshall Islands         Contracted for the conversion of a
                                                             vessel to a Floating Storage
                                                             Regasification Unit ("FSRU")


4.   ADOPTION OF NEW ACCOUNTING STANDARDS

FAS 151

In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs--an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will adopt FAS 151 on January 1, 2006. The new standard is not expected to have a material impact on the Company's results of operations and financial position.

FAS 123R

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option-pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. The Company will adopt FAS 123R effective January 1, 2006. The Company has determined that this will not have an initial impact upon Golar's financial statements because no employee stock options and other awards were issued in each of the three years ended December 31, 2005 and as at December 31, 2003 all of Golar's stock options were fully vested. The impact of adoption of SFAS 123(R) on the results of operations for the year ending December 31, 2006 cannot be predicted at this time because it will depend on the level of share based payments granted in the future.

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

FAS 154

In May 2005, the FASB issued Financial  Accounting  Standard No. 154, Accounting
Changes and Error Corrections (FAS 154). FAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, the Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, the Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company will adopt FAS 154 for accounting changes and corrections of errors made beginning January 1, 2006.

EITF Issue 05-6

In June 2005, the EITF reached consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements". EITF Issue 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF Issue 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations and financial position.

FSP FIN No. 45-3

In November 2005, the FASB issued FASB Staff Position No. 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners" ("FSP FIN No. 45-3"). It served as an amendment to FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" by adding minimum revenue guarantees to the list of examples of contracts to which FIN No. 45 applies. Under FSP FIN No. 45-3, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FSP FIN No. 45-3 is effective for new minimum revenue guarantees issued or modified on or after January 1, 2006.

5.   SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. During 2005, 2004 and 2003, the vast majority of the Company's fleet operated under time charters and in particular with two charterers, Pertamina and BG Group plc. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

Revenues in each of the years ended December 31, 2005, 2004 and 2003 from Pertamina, the state-owned oil and gas company of Indonesia and BG Group plc, headquartered in the United Kingdom, were $63.7 million and $87.5 million; $65.6 million and $82.2 million; and $61.9 million and $64.8 million respectively.

6.   RESTRUCTURING EXPENSES

Restructuring expenses of $1.3 million in the year ended December 31, 2005 consist of employment severance costs for management and administrative employees in London amounting to $1.0 million and $0.3 million in respect of Bilbao. These costs were incurred in connection with the reorganization of the Company's technical fleet operations. The Company entered into management contracts with two established third party ship managers in Singapore and Oslo to assist with the day-to-day operations of the Company's eleven LNG carriers. The restructuring resulted in 30 Golar employees being made redundant. The total cost of $1.3 million represents amounts paid during the year, and accordingly, there is no outstanding liability relating to the restructuring at December 31, 2005.

7.   OTHER FINANCIAL ITEMS, NET

(in thousands of $)                            2005          2004          2003

Amortization of deferred financing           (3,080)       (1,273)       (1,574)
   costs
Financing arrangement fees and other           (703)         (818)         (107)
   costs
Mark to market adjustment for
   interest rate derivatives (See note       14,125         5,581         6,401
   28)
Mark to market adjustment for foreign
   currency derivatives (See note 28)       (19,720)        6,656             -
Market to market adjustment for
   equity swap derivatives (See note 28)      1,313             -             -
Foreign exchange gain (loss) on
   capital lease obligations and related     15,709        (5,160)        2,993
   restricted cash
Foreign exchange loss on operations            (137)         (182)         (496)
--------------------------------------------------------------------------------
                                              7,507         4,804         7,217
================================================================================

Amortization of deferred financing costs includes an amount of $1.8 million for the year ended December 31, 2005. This represents the write-off of deferred financing charges as a result of the refinancing of the Golar Gas Holdings loan in March 2005 (See note 24).

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

United Kingdom

Current taxation of $818,000, $420,000 and $375,000 for the years ended December 31, 2005, 2004 and 2003 respectively relates to taxation of the operations of the Company's United Kingdom subsidiaries. Taxable revenues in the UK are generated by UK subsidiary companies of Golar and comprise management fees received from third parties and other Golar group companies as well as revenues from the operation of seven of Golar's vessels. These vessels are sub-leased from other non-UK Golar companies, which in turn are leased from financial institutions. The statutory tax rate in the UK is 30%. The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $147,000 and $119,000 at December 31, 2005 and 2004, respectively which have been classified as non-current and included within other long-term assets (See note 20). These assets relate to differences for depreciation and pension liabilities.

Other jurisdictions

No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)                                       2005           2004
Deferred tax assets, gross                                 677            661
Valuation allowances                                      (530)          (542)
-------------------------------------------------------------------------------
Deferred tax assets, net                                   147            119
===============================================================================

The  valuation  allowances  on deferred tax assets  decreased by $12,000  (2004:
$298,000). In future periods, depending upon the financial results, managements' estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

9.   EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2005 has been calculated with reference to the weighted average number of common shares in issue during the year. The computation of diluted EPS for the years ended December 31, 2005, 2004 and 2003, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)                             2005          2004         2003
Net income available to stockholders          34,529        55,833       39,570
   - basic
Dilutive    effect    of    investee's
   convertible bonds and bonds with           (1,726)         (394)           -
   stock warrants
--------------------------------------------------------------------------------
                                              32,803        55,439       39,570
================================================================================

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)                                 2005          2004          2003

Basic earnings per share:
Weighted average number of common
shares outstanding                            65,568       65,612        58,533
================================================================================

Diluted earnings per share:
Weighted average number of common
   shares outstanding                         65,568       65,612        58,533
Effect of dilutive share options                 165          185            90
--------------------------------------------------------------------------------
                                              65,733       65,797        58,623
================================================================================

10.  OPERATING LEASES

Rental income
The minimum future revenues to be received on time charters as of December 31, 2005 were as follows:

Year ending December 31,                                                  Total
(in thousands of $)
2006                                                                    141,036
2007                                                                    118,250
2008                                                                    106,514
2009                                                                     94,515
2010                                                                     91,258
2011 and later                                                          589,486
--------------------------------------------------------------------------------
Total                                                                 1,141,059
================================================================================

The long-term contracts for two of the Company's vessels are time charters but the economic terms are analogous to bareboat contracts, under which the vessels are paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a costs pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2005 were $1,039.9 million and $163.5 million respectively and at December 31, 2004 were $1,033.2 million and $122.2 million respectively.

Rental expense

The Company is committed to make rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,                                                 Total
(in thousands of $)

2006                                                                       183
2007                                                                       190
2008                                                                       196
2009                                                                       100
--------------------------------------------------------------------------------
Total minimum lease payments                                               669
================================================================================

Total rental expense, net of provision, for operating leases was $305,000, $1,431,000 and $2,025,000 for the years ended December 31, 2005, 2004 and 2003, respectively. In addition total sublease income was $nil, $1,103,000 and $1,161,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The sublease income related to a sublease arrangement in respect of former office space that the Company no longer occupied. The lease and the sublease ended in November 2004.

11.  EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEE

Equity in net assets of non-consolidated investee relates to the Company's 21.09% investment in Korea Line Corporation ("KLC") as at December 31, 2005
(2004: 21.09%), which is accounted for using the equity method. KLC is a shipping company listed on the Korea stock exchange.

(in thousands of $)                                        2005           2004
Cost                                                     34,124         34,124
Equity in net earnings of investee                       31,507         13,015
Share of other reserves movement in investee              2,034          1,901
Less dividends received                                 (1,715)          (171)
-------------------------------------------------------------------------------
Equity in net assets of non-consolidated investee        65,950         48,869
===============================================================================

As at December 31, 2003, the Company's investment in KLC amounted to 9.94% of the investee's issued share capital, which had been acquired at a cost of $12,176,000 following a series of step acquisitions during the fourth quarter of 2003. At March 31, 2004 following additional purchases of common shares in KLC, at a cost of $11,351,000, the Company's interest increased by 5.77% to 15.71%. By May 2004, after further purchases of common shares in KLC, at a cost of $10,597,000, the Company's interest had increased by 5.38% to 21.09%. The excess of the fair value of the Company's share of net assets acquired over consideration paid, amounted to $11,276,000 and has been allocated as a pro rata reduction to the fair value of the investee's long lived assets.

As at December 31, 2005, the market value of this investment calculated by reference to the quoted market price was $54.5 million (2004: $72.8 million).

For the years ended December 31, 2005 and 2004, the Company's additional paid in capital includes the Company's share of KLC's gain on disposal of KLC's treasury shares to third parties of $nil and $1,901,000 respectively.

As at December 31, 2005 and December 31, 2004 KLC had outstanding convertible securities and warrants that, if in the aggregate were converted and exercised, would have reduced the Company's interest in KLC to 18.4%. If the Company did not have the ability to exercise significant influence over KLC and as a result did not account for the investment using the equity method then the Company's share of net earnings of KLC of $18.5 million and $13.0 million for the years ended December 31, 2005 and 2004 respectively would not have been recognised. However, dividends received from KLC of $1,544,000 and $171,000 for the years ended December 31, 2005 and 2004 respectively would be recognised in the income statement.

12.  TRADE ACCOUNTS RECEIVABLE

As at December 31, 2005 trade accounts receivable are presented net of allowances for doubtful accounts amounting to $18,000 (2004: $nil).

13.  OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)                                        2005           2004
Other receivables                                         3,279          1,868
Mark to market equity swaps valuation (See note 28)       1,313              -
Prepaid expenses                                            845          2,345
Accrued interest income                                   7,136          7,361
-------------------------------------------------------------------------------
                                                         12,573         11,574
===============================================================================

Other receivables at December 31, 2005 includes the net amount receivable of $404,000 (2004: $219,000) under the Company's loss of hire insurance policy relating to a period of off-hire in respect of one vessel due to required repairs. Other receivables as at December 31, 2005 also includes the net amount receivable of $297,000 (2004: $1,001,000) under the Company's hull and machinery insurance policy relating to repair costs incurred by the Company for four vessels. Insurance claim receivables are recognized when the facts and circumstances support the legal recovery of a previously incurred loss and management believes it is probable that the claims will be recovered.

14.  DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2005 and 2004 of $17,000 and $294,000, respectively, represent the recharge of expenses and rebates and seconded staff costs.

15.  NEWBUILDINGS

(in thousands of $)                                        2005           2004
Purchase price installments                             103,603        133,200
Interest and other costs capitalized                      7,962         12,033
-------------------------------------------------------------------------------
                                                        111,565        145,233
===============================================================================

The amount of interest capitalized in relation to newbuildings was $4,410,000 and $7,268,000 for the years ended December 31, 2005 and 2004, respectively.

The Company took delivery of one newbuilding during the year ended December 31, 2005, the Gracilis , which was delivered to the Company on January 6, 2005. The total cost of the Gracilis of $174,945,000 has been transferred to vessels and equipment (See note 16).

In April 2005, the Company entered into a leasing transaction in respect of hull number 2226 (Grandis). The Company novated the Grandis newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("The Grandis Lease"). The cost of the newbuilding included in the amount above as of December 31, 2005 was $48,016,000. The vessel was not delivered from the yard until January 2006.

16.  VESSELS AND EQUIPMENT, NET

(in thousands of $)                                        2005           2004
Cost                                                    572,252        398,052
Accumulated depreciation                                (39,244)       (26,185)
-------------------------------------------------------------------------------
Net book value                                          533,008        371,867
===============================================================================

As at December 31, 2005 Golar owned three vessels (2004: two).

Drydocking costs of $5,042,000 and $3,140,000 are included in the cost amounts above as of December 31, 2005 and 2004 respectively. Accumulated amortization of those costs as of December 31, 2005 and 2004 were $1,981,000 and $1,691,000 respectively.

Included in the above amounts, as at December 31, 2005 and 2004 is equipment with a net book value of $96,000 and $585,000, respectively.

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $14,890,000, $8,526,000 and $12,658,000 respectively.

As at December 31, 2005 and 2004 vessels with a net book value of $532,912,000 and $371,282,000 respectively were pledged as security for certain debt facilities (See note 24).

17.  VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)                                        2005           2004
Cost                                                    812,695        806,260
Accumulated depreciation and amortization              (136,659)       (99,744)
-------------------------------------------------------------------------------
Net book value                                          676,036        706,516
===============================================================================

As at December 31, 2005 Golar operated seven (2004: seven) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003 and a lease financing transaction during 2004.

Drydocking costs of $35,428,000 and $32,168,000 are included in the cost amounts above as of December 31, 2005 and 2004 respectively. Accumulated amortization of those costs at December 31, 2005 and 2004 were $21,506,000 and $12,988,000 respectively.

Amortization expense for vessels under capital leases for the years ended December 31, 2005, 2004 and 2003 was $39,801,000, $35,942,000 and $21,143,000
respectively.

18.  DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                        2005           2004
Debt arrangement fees and other deferred financing        9,814          9,956
   charges
Accumulated amortization                                 (2,185)        (3,236)
--------------------------------------------------------------------------------
                                                          7,629          6,720
================================================================================

19.  RESTRICTED CASH AND INVESTMENTS

The Company's short-term and long-term restricted cash and investment balances in respect of its debt and lease obligations and equity swap facility are as follows:

(in thousands of $)                                          2005          2004
Total security lease deposits for lease obligations       721,971       743,889
Restricted cash relating to the Mazo facility              11,308        12,866
Restricted cash relating to the Equity swap facility       12,477             -
--------------------------------------------------------------------------------
                                                          745,756       756,755
================================================================================

As at December 31, 2005, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 25 was $722.0 million (2004: $743.9 million). These security deposits are referred to in these financial statements as restricted cash and earn interest based upon GBP LIBOR for the Five Ship Leases and the Methane Princess Lease and based upon USD LIBOR for both the Golar Winter and Grandis Lease. The Company's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)                                        2005           2004
Five Ship Leases security deposits                      470,156        523,518
Methane Princess Lease security deposits                161,505        178,847
Golar Winter Lease security deposits                     45,302         41,524
Grandis Lease security deposits                          45,008              -
-------------------------------------------------------------------------------
Total security deposits for lease obligations           721,971        743,889
Included in short-term restricted cash and              (25,663)       (29,087)
short-term investments
-------------------------------------------------------------------------------
Long-term restricted cash                               696,308        714,802
===============================================================================

The analysis of short-term restricted cash and short-term investments at December 31, 2005 and 2004 is as follows:

(in thousands of $)                                        2005           2004
Short term lease security deposits                       25,663         29,087
Restricted cash and short-term investments relating      11,308         12,866
to the Mazo facility (See note 24)
Restricted cash relating to the Equity swap              12,477              -
facility (See note 27)
-------------------------------------------------------------------------------
Short-term restricted cash and short-term                49,448         41,953
investments
===============================================================================

20.  OTHER -NON-CURRENT ASSETS

(in thousands of $)                                        2005           2004
Deferred tax asset (See note 8)                             147            119
Other investments                                         3,000              -
Mark to market foreign currency swaps valuation               -          6,656
(See note 28)
Mark to market interest rate swaps valuation (See         5,886              -
note 28)
Other long-term assets                                    1,576              -
-------------------------------------------------------------------------------
                                                         10,609          6,775
===============================================================================

Other  investments  relate  to  the  Company's  $3,000,000  investment  in  TORP
Technology AS ("TORP Technology"), which was acquired in February 2005. TORP Technology is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico. As at December 31, 2005 the Company's investment in TORP Technology amounted to a 16.1% equity interest in the investee's issued share capital. The Company did not estimate the fair value of this investment because there have been no identified events or changes in circumstances that would have a significant adverse effect on its fair value.

Other long-term assets relate to an advance of $1,576,000 due to Keppel Shipyard Limited on signing of a contract in December 2005, to convert an existing LNG carrier into a LNG Floating Storage Regasification Unit ("FSRU"). As at December 31, 2005 no work had commenced (See note 30).

21.  ACCRUED EXPENSES

(in thousands of $)                                        2005           2004
Vessel operating and drydocking expenses                  2,820          4,420
Administrative expenses                                   2,627          1,581
Interest expense                                         14,086          9,742
Provision for financing arrangementfees and other           485          1,011
costs
Provision for tax                                           587            300
-------------------------------------------------------------------------------
                                                         20,605         17,054
===============================================================================

22.  OTHER CURRENT LIABILITIES

(in thousands of $)                                        2005           2004
Deferred drydocking and operating cost revenue            5,162          4,398
Marked to market interest rate swaps valuation            7,075         15,314
Marked to market foreign currency swaps valuation        13,064              -
Provision for project costs                                   -          1,247
Other provisions                                             25            577
Deferred credits from capital lease transactions          3,964          3,964
(See note 26)
Other creditors                                           2,017            907
-------------------------------------------------------------------------------
                                                         31,307         26,407
===============================================================================

23.  PENSIONS

Defined contribution scheme

The Company operates a defined contribution scheme. The pension cost for the period represents contributions payable by the Company to the scheme. The charge to net income for the year ended December 31, 2005, 2004 and 2003 was $262,000, $156,000 and $158,000 respectively.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)                            2005          2004         2003
Service cost                                    652         1,186        1,162
Interest cost                                 2,624         3,102        3,440
Expected return on plan assets              (1,457)       (1,706)      (2,005)
Recognized actuarial loss                       326           827          751
-------------------------------------------------------------------------------
Net periodic benefit cost                     2,145         3,409        3,348
===============================================================================

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)                                        2005           2004
Reconciliation of benefit obligation:
Benefit obligation at January 1                          47,904         54,243
    Service cost                                            652          1,186
    Interest cost                                         2,624          3,102
    Actuarial loss (gain)                                 3,130        (6,379)
    Foreign currency exchange rate changes              (1,051)            736
    Benefit payments                                    (4,153)        (4,984)
    Curtailment effect                                     (24)              -
-------------------------------------------------------------------------------
Benefit obligation at December 31                        49,082         47,904
===============================================================================

In January 2005, the Company announced a reorganization of its technical fleet management operations, which resulted in a number of redundancies, of which six were active members of the UK Pension Scheme. The effect of the restructuring was a reduction of $24,000 in the UK pension scheme's benefit obligation for the year ended December 31, 2005.

The accumulated benefit obligation at December 31, 2005 and 2004 was $47.8 million and $46.6 million, respectively.

(in thousands of $)                                        2005           2004
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                   24,058         24,735
     Actual return on plan assets                         1,797          2,094
     Employer contributions                               1,598          1,687
     Foreign currency exchange rate changes               (813)            526
     Benefit payments                                   (4,153)        (4,984)
-------------------------------------------------------------------------------
 Fair value of plan assets at December 31                22,487         24,058
===============================================================================

Deficit  of  plan  assets  over  projected  benefit    (26,595)       (23,846)
obligation (1)
    Unrecognized actuarial loss                           7,224          5,073
-------------------------------------------------------------------------------
Net amount recognized                                  (19,371)       (18,773)
===============================================================================

Employer  contributions  and  benefits  paid  under the  pension  plans  include
$1,598,000 and $1,687,000 paid from employer assets during the year ended December 31, 2005 and 2004 respectively.

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2005 and December 31, 2004.

The details of these plans are as follows:

                                                 December 31, 2005                      December 31, 2004
                                         UK Scheme       Marine      Total      UK scheme    Marine     Total
                                                         scheme                              scheme
(in thousands of $)
Accumulated benefit obligation             (9,149)     (38,657)   (47,806)        (8,796)   (37,772)   (46,568)
----------------------------------------------------------------------------------------------------------------
Projected benefit obligation               (9,315)     (39,767)   (49,082)        (9,291)   (38,613)   (47,904)
Fair value of plan assets                   7,381       15,106     22,487          6,990     17,068     24,058
----------------------------------------------------------------------------------------------------------------
Funded status                              (1,934)     (24,661)   (26,595)        (2,301)   (21,545)   (23,846)
================================================================================================================

The amounts recognized in the Company's balance sheet as of December 31 were as follows:

(in thousands of $)                                        2005           2004

Accrued benefit liability                              (25,319)       (22,510)
Minimum pension liability                                 5,948          3,737
-------------------------------------------------------------------------------
Net amount recognized                                  (19,371)       (18,773)
===============================================================================

The asset allocation for the Company's Marine scheme at December 31, 2005 and 2004, and the target allocation for 2006, by asset category follows:

Marine scheme                            Target
                                       allocation      2005 (%)       2004 (%)
                                        2006 (%)
Equity                                  30 - 65              39             59
Bonds                                   10 - 50              25             38
Other                                   20 - 40              34              3
Cash                                       -                  2              -
-------------------------------------------------------------------------------
Total                                     100               100            100
===============================================================================

The asset allocation for the Company's UK scheme at December 31, 2005 and 2004, and the target allocation for 2006, by asset category follows:

UK scheme                                Target
                                       allocation      2005 (%)       2004 (%)
                                        2006 (%)
Equity                                     80                80             80
Bonds                                      20                20             20
-------------------------------------------------------------------------------
Total                                     100               100            100
===============================================================================

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2006, as follows:

(in thousands of $)                                 UK scheme    Marine scheme
Employer contributions                                    344            1,320
===============================================================================

The Company is expected to make the following pension disbursements as follows:

                   (in thousands of $)              UK scheme    Marine scheme
2006                                                      200           2,900
2007                                                      190           3,000
2008                                                      190           3,100
2009                                                      350           3,100
2010                                                      470           3,200
2011-2015                                               2,080          17,300
-------------------------------------------------------------------------------

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

                                                             2005           2004
Discount rate                                                5.4%           5.7%
Rate of compensation increase                                3.7%           2.8%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

                                                             2005           2004
Discount rate                                                5.7%           5.9%
Expected return on plan assets                               6.4%           7.6%
Rate of compensation increase                                2.8%           2.8%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2005 and 2004 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2005 and 2004. For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

24.  DEBT

(in thousands of $)                                        2005           2004
Total long-term debt due to third parties               825,747        702,954
Less: current portion of long-term debt due to          (67,564)       (66,457)
third parties
-------------------------------------------------------------------------------
Long-term debt                                          758,183        636,497
===============================================================================

The outstanding debt as of December 31, 2005 is repayable as follows:

Year ending December 31,
(in thousands of $)
2006                                                                    67,564
2007                                                                   166,387
2008                                                                    64,294
2009                                                                    66,148
2010                                                                   165,263
2011 and later                                                         296,091
-------------------------------------------------------------------------------
Total                                                                  825,747
===============================================================================

The Company's debt is denominated in U.S. dollars and bears floating interest rates except for $135 million of debt at December 31, 2005 and 2004 in respect of the Methane Princess facility which bears fixed interest rates. The weighted average interest rate as of December 31, 2005 and 2004 was 4.98 per cent and
4.68 per cent, respectively. The fixings in respect of the Methane Princess facility have varying maturity dates from 2007 to 2015 and as of December 31, 2005 the weighted average fixed interest rate was 5.35 per cent (2004: 5.76 per cent).

At December 31, 2005, the Company's debt was as follows:

                                                                      Maturity
 (in thousands of $)                                                      date
Mazo facility                                           154,018           2013
Methane Princess facility                               168,129           2015
Golar Gas Holding facility                              280,000           2011
Golar Frost facility                                    106,600           2007
Gracilis facility                                       117,000           2010
-------------------------------------------------------------------------------
                                                        825,747
===============================================================================

Mazo facility

The Mazo facility was assumed by the Company in May 2001 and the amount originally drawn down under the facility totalled $214.5 million. The loan is secured on the vessel Golar Mazo. The facility bears floating interest rate of LIBOR plus a margin and repayments are due six monthly and commenced on June 28, 2001. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan. These balances are referred to in these financial statements as restricted cash.

Golar Gas Holding facility

In May 2001 the Company entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million. These loans were first re-financed in April 2003 and again in March 2005 when a subsidiary of the Company, Golar Gas Holding Company Inc., entered into a refinancing transaction with a banking consortium in respect of these loans. The new first priority loan (the "Golar Gas Holding facility") is for an amount of $300 million. The total amount outstanding at the time of the refinancing was $242.3 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $79.4 million due on April 14, 2011. The loan is secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (See note 25).

Methane Princess facility

In December 2001 the Company signed a loan agreement with a bank for the purpose of financing newbuilding hull number 2215 (Methane Princess) for an amount of $180 million. In August 2003, prior to the delivery of the Methane Princess the Company refinanced this facility. The new facility (the "Methane Princess facility") was also for $180 million, with the same bank and is repayable in monthly installments with a final balloon payment of $116.4 million payable on August 25, 2015. The loan accrues a floating rate of interest of LIBOR plus a margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin can increase if the rating for the Charterer at any time falls below an S&P rating of "B". As at December 31, 2005, interest on $135 million of debt in respect of the Methane Princess facility was fixed, of which $55 million was fixed in 2002, $50 million in 2003 and $30 million in 2004. The fixings have varying maturity dates from 2007 to 2015, as of December 31, 2005 the weighted average interest rate was 5.35 per cent (including margin). The loan is secured by the assignment to the lending bank of a mortgage given to Golar by the lessor of the Methane Princess Lease (See note
25).

Golar Frost facility

In June 2004 the Company signed a loan agreement with a banking consortium for an amount of $110.0 million for the purpose of financing newbuilding hull number 1444, the Golar Frost, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due six monthly with a final balloon payment of $102.6 million payable on June 15, 2007. Repayments on the loan commenced on December 15, 2004. In June 2006, the banking consortium approved certain changes to this facility which included, amongst other things, an extension of the term of the loan for a period of 12 months to June 15, 2008.

Gracilis  (previously  known as the Golar  Viking)  facility.

In January 2005 the Company signed a loan agreement with a bank for an amount of $120.0 million for the purpose of financing newbuilding hull number 1460, the Gracilis, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due quarterly with a final balloon payment of $101.0 million payable on January 6, 2010. Repayments on the loan commenced on April 6, 2005.

As of December 31, 2005 the margins Golar pays under its loan agreements over and above LIBOR at a fixed or floating rate range from 0.80 per cent to 1.7 per cent (2004: 0.865 per cent to 2.0 per cent).

Certain of the Company's debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders. In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. As of December 31, 2005 and 2004 the Company complied with the debt covenants of its various debt agreements.

25.  CAPITAL LEASES

(in thousands of $)                                        2005          2004
Total long-term obligations under capital leases        803,966       845,515
Less: current portion of obligations under capital       (2,466)       (2,662)
leases
------------------------------------------------------------------------------
Long term obligations under capital leases              801,500       842,853
==============================================================================

As at December 31, 2005 Golar operated seven (2004: seven) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003 and a lease financing transaction during 2004. Additionally, as at December 31, 2005 one undelivered newbuilding was also subject to a capital lease.

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

The second leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. The Company novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("The Methane Princess Lease").

The third leasing transaction, which occurred in April 2004, was in relation to the newbuilding, the Golar Winter. The Company novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from a financial institution in the UK ("The Golar Winter Lease").

The fourth leasing transactions, which occurred in April 2005, was in relation to hull number 2226 (Grandis). The Company novated the Grandis newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("The Grandis Lease").

Golar's obligations to the lessors under the Five Ship Leases and Methane Princess Lease are primarily secured by letters of credit ("LC") provided by other banks. Golar's obligations to the lessor of the Golar Winter Lease and Grandis Lease are partly secured by a LC. Details of the security deposits provided by Golar to the banks providing the LC's are given in note 19.

As at 31 December 2005, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31,                             Five ship      Methane       Golar     Grandis       Total
(in thousands of $)                                     leases     Princess      Winter       lease
                                                                      lease       lease
2006                                                    22,083        6,180      10,983        2,240       41,486
2007                                                    24,988        6,501      10,983        2,862       45,334
2008                                                    26,237        6,794      10,983        2,862       46,876
2009                                                    27,549        7,089      10,983        2,862       48,483
2010                                                    28,927        7,384      10,983        2,862       50,156
2011 and later                                         710,158      328,401     236,136       76,718    1,351,413
------------------------------------------------------------------------------------------------------------------
Total minimum lease payments                           839,942      362,349     291,051       90,406    1,583,748
Less: Imputed interest                               (387,486)    (206,448)   (141,273)     (44,575)    (779,782)
------------------------------------------------------------------------------------------------------------------
Present value of minimum lease payments                452,456      155,901     149,778       45,831      803,966
==================================================================================================================

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

In common with the Five Ship Leases and the Methane Princess Lease the Golar Winter Lease is denominated in British Pounds. However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself. In order to hedge the currency risk arising from re-translation of the GBP lease rental obligation into US dollars, the Company entered into a 28 year currency swap in April 2004 to hedge all lease rental payments under the Golar Winter Lease into US dollars at a fixed GBP/USD exchange rate. In addition at December 31, 2005 the Company had entered into interest rate swaps of $115 million (2004: $85 million) to fix the interest rate in respect of its Golar Winter lease obligations for a period ranging from three to ten years.

The Grandis Lease is for a primary period of 30 years, expiring January 2036. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR. In contrast to the Company's other leases the Grandis lease obligation and the cash deposits securing the lease obligation are denominated in USD. However, in common with the Golar Winter Lease, upon delivery and draw down of the balance from the lessor, the cash deposits securing the lease obligation will be significantly less than the lease obligation itself.

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

26.  OTHER LONG-TERM LIABILITIES

(in thousands of $)                                         2005          2004
Pension obligations (See note 23)                         25,319        22,510
Deferred credits from capital lease transactions          59,559        63,523
-------------------------------------------------------------------------------
                                                          84,878        86,033
===============================================================================

Deferred credits from capital lease transactions

(in thousands of $)                                         2005          2004
Deferred credits from capital lease transactions          74,121        74,121
Less: Accumulated amortization                          (10,598)       (6,634)
-------------------------------------------------------------------------------
                                                          63,523        67,487
===============================================================================

Short-term (See note 22)                                   3,964         3,964
Long-term                                                 59,559        63,523
-------------------------------------------------------------------------------
                                                          63,523        67,487
===============================================================================

In connection with the Five Ship Leases and the Methane Princess Lease entered into in the year ended December 31, 2003 (See note 25), the Company recorded an amount representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of UK leases. The deferred credits are amortized over the remaining estimated useful economic lives of the vessels to which the leases relate on a straight-line basis.

27.  SHARE CAPITAL AND SHARE OPTIONS

The Company was incorporated on May 10, 2001 and 12,000 common shares of $1.00 par value each were issued to the initial shareholder. In May 2001, the Company issued 56,000,000 common shares at a price of $5.00 per share in a placement in Norway subscribed to by approximately 130 financial investors. These shares were issued partly to finance the acquisition of the LNG interest of Osprey as described in note 1.

In July 2003, the Company completed a direct equity offering of 5,600,000 common shares in a placement in Norway, towards international institutional investors at a price of $10.20 per share. In December 2003, the Company further issued 4,000,000 common shares at a price of $13.11 per share.

In February 2005, the Company, through market purchases, acquired 50,000 common shares at a price of NOK 85.22 ($13.34) per share, for the purpose of cancellation. The total consideration paid amounted to $667,000. The Company held the shares until cancellation in March 2006, which resulted in a reduction of total issued and outstanding shares of the Company to 65,562,000. As at December 31, 2005 the shares were accounted for as retired stock and accordingly the purchase price of the shares totalling $667,000 has been deducted from shareholders' equity by reducing share capital, additional paid in capital and retained earnings have been reduced by $50,000, $247,000 and $370,000 respectively.

In October 2005, the Board of the Company approved a share buy back scheme and in connection with this established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter may acquire an amount of shares up to a maximum of
3.2 million in the Company during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. As at December 31, 2005, BNS has acquired a total of 600,000 Golar shares under the Programme at an average price of $11.04. The Equity Swap Line facility agreement requires that an amount of cash be deposited with BNS during the accumulation period as security. As at December 31, 2005 $12.5 million was held on deposit and is referred to in these financial statements as short-term restricted cash.

At December 31, 2005 and December 31, 2004, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $)                                           2005        2004

100,000,000 common shares of $1.00 each                    100,000     100,000
==============================================================================

Issued share capital:

(in thousands of $)                                          2005        2004

65,562,000 (2004: 65,612,000) outstanding issued           65,562      65,612
common shares of $1.00 each
==============================================================================

In July 2001 the Company's Board of Directors approved the grant of options to eligible employees to acquire an aggregate amount of up to 2,000,000 shares in the company.

In July 2001 the Company's Board of Directors granted options to certain directors and officers to acquire 400,000 shares at a subscription price of $5.75 per share. These options vested on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant.

No options were granted, exercised or cancelled in the year ended December 31, 2005 and 2004. At December 31, 2005 and 2004, 300,000 options were outstanding and were exercisable.

Under the terms of the Company's employee share option scheme, which was approved by the Company's Board of Directors in February 2002, options may be granted to any director or eligible employee of the Company or its subsidiaries. All options will expire on the tenth anniversary of the option's grant or at such earlier date as the Board of Directors may from time to time prescribe. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant. The Company authorized 2,000,000 shares to be issued under the scheme, and the number of shares granted under the scheme may not in any ten year period exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option. As at December 31, 2005 and 2004 no options had been granted under the employee share option scheme.

As discussed in note 32, subsequent to the year ended December 31, 2005, the Company's Board of Directors granted options to certain directors and employees of the Company and its subsidiaries to acquire 1,258,000 shares in the Company.

28.  FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Company does not anticipate non-performance by any of its counterparties.

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for
LIBOR:

                                                Notional Amount
Instrument                            December 31, 2005      December 31,    Maturity Dates     Fixed Interest
                                                                     2004                                Rates
(in thousands of $)
Interest rate swaps:
   Receiving floating, pay fixed                494,518           293,707       2007 - 2015     3.03% to 6.43%

At December 31, 2005, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $494.5 million (2004: $293.7 million).

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. However, the Company incurs expenditure in other currencies. Certain capital lease obligations and related restricted cash deposits of the Company are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows.

A net foreign exchange loss of $4.0 million arose in the year ended December 31, 2005 (2004: $1.5 million gain) as a result of the retranslation of the Company's capital lease obligations and the cash deposits securing those obligations net of the gain (2004: loss) on the currency swap referred to below. The net loss arose due to the depreciation of the British Pound against the U.S. Dollar during the year. This net loss represents an unrealized loss and does not therefore materially impact the Company's liquidity. Further foreign exchange gains or losses will arise over time in relation to Golar's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 25, in April 2004, the Company entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP. In this transaction the restricted cash deposit, which secures the letter of credit given to the lessor to secure part of Golar's obligations to the lessor, is much less than the obligation and therefore, unlike the Five Ship Leases and the Methane Princess Lease, does not provide a natural hedge. In order therefore to hedge this exposure the Company entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit is denominated in U.S dollars. The Company could be exposed to currency risk if the lease was terminated.

                                  Notional Amount
Instrument              December 31, 2005      December 31,    Maturity Dates           Fixed
                                                       2004                           GBP/USD
                                                                                Currency Rate
(in thousands)
Currency rate swaps:
   Receiving in GBP         (pound)82,728     (pound)88,011              2032           1.838
   Pay in U.S.dollar             $152,054          $161,764              2032               -

The counterparty to the foreign currency swap contract is a major banking institution. Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by the counterparty.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

                                     2005        2005         2004        2004
(in thousands of $)              Carrying       Fair      Carrying       Fair
                                    Value       Value        Value       Value
Non-Derivatives:
Cash and cash equivalents          62,227      62,227       51,598      51,598
Restricted cash and
   short-term investments          49,448      49,448       41,953      41,953
Long-term restricted cash         696,308     696,308      714,802     714,802
Long-term unlisted investment       3,000         N/a            -           -
Short-term debt - floating         67,564      67,564       66,457      66,457
Long term debt - floating         623,183     623,183      501,497     501,497
Long-term debt - fixed            135,000     135,753      135,000     133,345
Long-term obligations under
   capital leases                 801,500     801,500      842,853     842,853

Derivatives:
Interest rate swaps liability       7,075       7,075       15,314      15,314
Interest rate swap asset           5,886       5,886            -           -
Foreign currency swap
   liability (asset)               13,064      13,064      (6,656)     (6,656)
Equity swap asset                   1,313       1,313            -           -

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

The Company did not estimate the fair value at December 31, 2005 of its unlisted investment in TORP Technology, in which the Company has a 16.1% equity interest because there have been no identified events or changes in circumstances that would have a significant adverse effect on its fair value.

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

The fair value of equity swaps is estimated by applying an option-pricing model, which involves discounting the future cash flows up to termination for the swap.

The mark-to-market gain or loss on Golar's interest rate, currency and equity swaps for the period is reported in the income statement caption "other financial items" (See note 7).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Mizuho Corporate Bank, Lloyds TSB Bank plc, The Bank of New York, Bank of Scotland, Bank of Nova Scotia, Canadian Imperial Bank Corporation and Bayerische Landesbank. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2005, two customers accounted for a substantial amount of the total revenues of the company. These revenues and associated accounts receivable are derived from its five time charters with BG Group plc and two time charters with Pertamina. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of BG Group plc to be low.

During the years ended December 31, 2005, 2004 and 2003, BG Group plc and Pertamina each accounted for more than 10% of gross revenue.

During 2003, Pertamina and BG Group plc accounted for revenues of $61.9 million and $64.8 million respectively.

During 2004, Pertamina and BG Group plc accounted for revenues of $65.6 million and $82.2 million respectively.

During 2005, Pertamina and BG Group plc accounted for revenues of $63.7 million and $87.5 million respectively.

29.  RELATED PARTY TRANSACTIONS

Greenwich Holdings Limited ("Greenwich") is indirectly controlled by the Company's Chairman, John Fredriksen. During 2001 and 2002 Golar obtained loans amounting to a total of $101.6 million from Greenwich. These loans were all repaid by December 31, 2003. In respect of these loans, for the year ended December 31, 2003 the Company paid Greenwich interest of $779,000. The floating interest rate payable to Greenwich during the year ended December 31, 2003 was between LIBOR plus 2.5 per cent and LIBOR plus 3.5 per cent per annum.

In the years ended December 31, 2005, 2004 and 2003 Frontline Management (Bermuda) Limited and Frontline Management AS both subsidiaries of Frontline Ltd. ("Frontline") have provided services to the Company. These services include management support, corporate services and administrative services. In the years ended December 31, 2005, 2004 and 2003, management fees payable to Frontline of $90,300, $235,200 and $273,547 respectively, have been incurred by Golar and have been included within vessel operating expenses. In the years ended December 31, 2005, 2004 and 2003, the Company also received supplier rebates from Frontline of $203,820, $101,793 and $74,979 respectively, which have been included within vessel operating expenses. As at December 31, 2005 and 2004 no amounts were due to Frontline in respect of these fees and costs incurred. In addition certain amounts have been recharged at cost between both the companies. As at December 31, 2005 an amount of $640,000 was due to Frontline (2004:$177,000 due from Frontline) in respect of these recharges. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by John Fredriksen.

Seatankers Management Company Limited ("Seatankers") is indirectly controlled by the Company's chairman, John Fredriksen. In the year ended December 31, 2005, 2004 and 2003, Seatankers has provided insurance administration services to the Company. In the years ended December 31, 2005, 2004 and 2003, management fees payable to Seatankers of $35,000, $35,000 and $25,000 respectively, have been incurred by Golar and have been included within administrative expenses. In the year ended December 31, 2005, 2004 and 2003 the Company also received supplier rebates from Seatankers of $62,878, $99,893 and $41,799, which have been included within vessel operating expenses. As at December 31, 2005 and 2004 no amounts were due to Seatankers in respect of these services. In addition certain amounts have been recharged at cost between both companies. As at December 31, 2005 the Company owed $229,000 (2004: $257,000) to Seatankers in respect of these recharges.

During the years ended December 31, 2005, 2004 and 2003, Faraway Maritime Shipping Inc., which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $18 million, $nil and $4.2 million respectively, of which 60 per cent was paid to Golar and 40 per cent was paid to CPC.

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

30.  CAPITAL COMMITMENTS

Newbuildings commitments

As at December 31, 2005, the Company had contracts to build three new LNG carriers at a total contract cost of $472 million, excluding financing costs. As at December 31, 2005, the installments for these vessels, were due to be paid as follows:

(in millions of $)
Paid in 12 months to 31 December 2003                                    14.6
Paid in 12 months to 31 December 2004                                    44.8
Paid in 12 months to 31 December 2005                                    44.2
Payable in 12 months to 31 December 2006                                252.6
Payable in 12 months to 31 December 2007                                115.8
                                                                --------------
                                                                         472.0
                                                                ==============

The Company took delivery of its newbuildings, hull number 2226 (Grandis) in January 2006 and hull number 2234 (Granosa) in June 2006. The installments in respect of the Company's newbuilding yet to be delivered, as at June 29, 2006, are due to be paid as follows:

(in millions of $)
Payable in period to 31 December 2006                                    15.4
Payable in 12 months to 31 December 2007                                115.8
                                                                --------------
                                                                         131.2
                                                                ==============

As detailed in note 1, as at December 31, 2005, the Company did not have facilities in place to finance its remaining newbuilding program. As at June 29, 2006 the Company required additional financing of approximately $108 million to fund its newbuilding construction commitments

Other capital commitments

In December 2005, the Company signed a contract with Keppel Shipyard for the conversion of an existing LNG vessel into a LNG Floating Storage Regasification Unit ("FSRU"). The total contract value is approximately $50 million. The project's costs fall into two categories, conversion cost and equipment cost. As at December 31, 2005, the estimated timing of the payments is as follows:

(in millions of $)
Payable in 12 months to 31 December 2006                                  18.7
Payable in 12 months to 31 December 2007                                  29.7
-------------------------------------------------------------------------------
                                                                          48.4
===============================================================================

The equipment cost (approximately $36 million) and timing of the cash outflows are estimates and therefore actual costs and timings may vary.

31.  OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)                                 December 31,  December 31,
                                                            2005          2004
Long-term loans secured on vessels, vessels under
capital leases and newbuildings                          825,747       702,954
===============================================================================

Other Contractual Commitments and contingencies

Insurance

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

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is clawed back from the lessor as a result of adverse tax rate changes or rulings, or in the event the Company terminates one or more of its leases, the Company would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors. The upfront benefits the Company has received equates to the cash inflow received plus fees funded in connection with the six leases entered into during 2003, in total approximately (pound)41 million British pounds. A termination of any of these leases would realise the accrued currency gain or loss. As at December 31, 2005 this was a net accrued loss of approximately $600,000.

Other

In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Petroleum Services Company S.A.E ("EPSC"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2005, the Company was committed to subscribe for common shares in EPSC for a total consideration of $5,000,000. An initial amount of $500,000 was payable on incorporation of EPSC in March 2006, with a further $750,000 and $3,750,000 payable within three months of incorporation and within three years of incorporation respectively, at dates to be determined by EPSC's Board of Directors.

As at December 31, 2005, the Company had a commitment to pay $1 million to a third party, contingent upon the conclusion of a material commercial business transaction by EPSC as consideration for work performed in connection with the setting up and incorporation of EPSC.

32.  SUBSEQUENT EVENTS

On 1 January 2006, the Company took delivery of the Grandis and the final delivery installment of $103.0 million was settled by draw down of the Grandis lease facility (See note 15).

In January 2006, the Company granted 1,058,000 share options to certain employees and directors of the Company and its subsidiaries, at a subscription price of $14.80 per share. The options have been granted pursuant to the terms set forth in the Company's existing Employee Share Option Scheme (See note 27). The options will vest in three equal tranches over a three year period from January 27, 2007 to January 27, 2009. In June 2006 a further 200,000 options were granted at a subscription price of $13.14 on the same terms.

In March 2006, the Company acquired 500,000 common shares in Egyptian Petroleum Services Company S.A.E ("EPSC") at a subscription price of $1 per share. This represents a 50 per cent interest in the voting rights of EPSC. EPSC is a newly incorporated company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt.

In April 2006, a subsidiary of the Company entered into a loan arrangement relating to a $120 million credit facility to finance the Granosa. The loan is for a period of five years and is repayable by twenty consecutive quarterly installments. The vessel was delivered on June 16, 2006.

In April 2006, the Company signed an agreement with Liquefied Natural Gas Limited ("LNGL"), an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 cents per share. The Company purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million with the remainder purchased in June 2006 at a cost of $3.5million. After both purchases the Company holds a 19.83% equity interest in LNGL. LNGL has been formed to act as an energy link between previously discovered but non-commercial gas reserves and potential new energy markets.

Subsequent to December 31, 2005 the Bank of Nova Scotia acquired a further 470,000 shares in the Company at an average price of $13.26 under the Equity Swap Line (See note 27) bringing its total holding at June 29, 2006 to 1,070,000 shares in the Company.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Golar LNG Limited
                                      ------------------------------------------
                                                     (Registrant)


Date June 29, 2006                    By          /s/ Graham Robjohns
    -----------------------             ----------------------------------------
                                                    Graham Robjohns
                                      Principal Financial and Accounting Officer



SK 03849 0004 682279