Form 20-F
period 2006-12-30
GOLAR LNG LTD
filed 2007-07-02
CIK 1207179

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

For the fiscal year ended              December 31, 2006
                         -------------------------------------------------------

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_]               SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
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

                                                        Name of each exchange
      Title of each class                               on which registered

Common Shares, par value $1.00                                NASDAQ
--------------------------------                     ---------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of class)

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

                  Yes [_]                         No [X]


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act 1934

                  Yes [_]                         No [X]

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

Large accelerated filer [_]  Accelerated filer [X]    Non-accelerated filer [_]


Indicate by check mark which financial statement item the registrant has elected to follow.

                   [_] Item 17                       [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                  Yes [_]                         No [X]

                          INDEX TO REPORT ON FORM 20-F

PART I                                                                     PAGE

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............ 2

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.......................... 2

ITEM 3.   KEY INFORMATION.................................................. 2

ITEM 4.   INFORMATION ON THE COMPANY....................................... 13

ITEM 4A.  UNRESOLVED STAFF COMMENTS                                         25

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................... 25

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................... 48

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY
          TRANSACTIONS..................................................... 52

ITEM 8.   FINANCIAL INFORMATION............................................ 53

ITEM 9.   THE OFFER AND LISTING............................................ 54

ITEM 10.  ADDITIONAL INFORMATION........................................... 55

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
          ABOUT MARKET RISK................................................ 60

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN
          EQUITY SECURITIES                                                 61

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................. 62

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS.............................................. 62

ITEM 15.  CONTROLS AND PROCEDURES.......................................... 62

ITEM 16.  RESERVED......................................................... 64

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT................................. 64

ITEM 16B  CODE OF ETHICS................................................... 64

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES........................... 64

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....... 65

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS....................................................... 65

PART III

ITEM 17.  FINANCIAL STATEMENTS............................................. 65

ITEM 18.  FINANCIAL STATEMENTS............................................. 65

ITEM 19.  EXHIBITS......................................................... 66

            CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

        Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

        o   future operating or financial results;

        o statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

        o statements about liquid natural gas, or LNG, market trends, including charter rates, development of a spot market, factors affecting supply and demand, and opportunities for the profitable trading of LNG;

        o expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives; and

        o   our ability to obtain additional financing.

        Golar LNG Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under Item 4, "Information on the Company - Our Business Strategy" and Item 5, "Operating and Financial Review and Prospects". These statements are intended as "forward-looking statements." We may also from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission, other information sent to our stockholders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

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

        In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our SEC filings.

      Please note in this annual report, "we", "us", "our", and "The Company", all refer to Golar LNG Limited and to its wholly owned subsidiaries.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

ITEM 3. KEY INFORMATION

A.      Selected Financial Data

        The following selected consolidated and combined financial and other data summarize our historical consolidated financial information. We derived the information as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

        The selected income statement data with respect to the year ended December 31, 2002 and 2003 and the selected balance sheet data as at December 31, 2004, 2003 and 2002, has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

        The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

(in thousands of U.S. $, except number of shares, per
common share data and fleet data)
                                                                               At or for the Fiscal Year Ended
                                                                                         December 31
                                                                    2006           2005           2004         2003           2002
                                                                    ----           ----           ----         ----           ----
Income Statement Data:
Total operating revenues                                         239,697        171,042        163,410      132,765        130,611
Vessel operating expenses (1)                                     44,490         37,215         35,759       30,156         28,061
Voyage expenses (5)                                                9,582          4,594          2,561        2,187              -
Administrative expenses                                           13,657         12,219          8,471        7,138          6,127
Restructuring costs                                                    -          1,344              -            -              -
Depreciation and amortization                                     56,822         50,991         40,502       31,147         31,300
Operating income                                                 115,146         64,679         76,117       62,137         65,123
Net financial expenses                                          (52,156)       (39,319)       (25,304)     (15,140)       (40,367)
Income before equity in net earnings of investees,
income taxes and minority interests                               62,990         25,360         50,813       46,997         24,756
Income taxes and minority interests                              (8,306)        (9,323)        (7,995)      (7,427)        (2,381)
Equity in net earnings of investees                               16,989         18,492         13,015            -              -
Net income                                                        71,673         34,529         55,833       39,570         27,137
Earnings per common share
- basic (2)                                                         1.09           0.53           0.85         0.68           0.48
- diluted (2)                                                       1.05           0.50           0.84         0.68           0.48
Cash dividends declared per common share                               -              -              -            -              -
Weighted average number of shares - basic                         65,562         65,568         65,612       58,533         56,012
Weighted average number of shares - diluted (2)                   65,735         65,733         65,797       58,623         56,022

Balance Sheet Data (at end of year):
Cash and cash equivalents                                         56,616         62,227         51,598      117,883         52,741
Restricted cash and short-term investments                        52,287         49,448         41,953       32,095         12,760
Amounts due from related parties                                     778             17            294          180            281
Long-term restricted cash                                        778,220        696,308        714,802      623,179              -
Equity in net assets of non-consolidated investees                97,255         65,950         48,869       12,176              -
Newbuildings                                                      49,713        111,565        145,233      207,797        291,671
Vessels and equipment, net                                       669,639        533,008        371,867      211,098        617,583
Vessels under capital lease, net                                 796,186        676,036        706,516      553,385              -
Total assets                                                   2,575,070      2,230,695      2,110,329    1,783,968        987,935
Current portion of long-term debt                                 72,587         67,564         66,457       61,331         48,437
Current indebtedness due to related parties                            -              -              -            -         32,703
Current portion of obligations under capital leases                5,269          2,466          2,662            -              -
Long-term debt                                                   803,771        758,183        636,497      593,904        629,173
Long-term obligations under capital leases                     1,009,765        801,500        842,853      616,210              -
Minority interest                                                 32,436         27,587         26,282       18,706         13,349
Stockholders' equity                                             507,044        434,554        402,770      338,801        196,136
Common shares outstanding (2)                                     65,562         65,562         65,612       65,612         56,012

Fleet Data (unaudited)
Number of vessels at end of year (3)                                  12             10              9            7              6
Average number of vessels during year (3)                          11.52             10           8.33         6.34              6
Average age of vessels (years)                                      13.7           15.3           15.9         19.3           21.4
Total calendar days for fleet                                      4,214          3,645          3,023        2,315          2,190
Total operating days for fleet (4)                                 3,845          2,976          2,660        2,140          2,166
Average daily time charter equivalent earnings (5)               $55,700        $46,200        $54,900      $57,300        $59,000
Average daily vessel operating costs (6)                         $10,558        $10,210        $11,800      $13,000        $12,800

Footnotes

(1) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance. In addition, prior to the April 2005 reorganization, they included an allocation of overheads allocable to vessel operating expenses.

(2) Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

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

        In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCEs". For time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of net time charter revenues. We perform this calculation on a vessel-by-vessel basis. For voyage charters, TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire.

        Management believes net charter revenues (non-GAAP measure), the numerator of the TCE calculation, provides more meaningful information to us about the operating revenues generated from our various charters than gross revenues, the most directly comparable GAAP measure. Net revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages.

        The following table reconciles our net revenues to total revenues for the years ended December 31, 2006, 2005, 2004, and 2003. For the year ended December 31, 2002 we did not earn any voyage revenues and did not incur any voyage expenses.

        (in thousands of U.S.$)              2006                  2005                  2004                  2003
        -----------------------              ----                  ----                  ----                  ----
        Total revenues                    239,697               171,042               163,410               132,765
        Voyage expenses                   (9,582)               (4,594)               (2,561)               (2,187)
        Net revenues                      230,115               166,448               160,849               130,578

        Voyage related expenses can also be incurred when our vessels are off hire. This principally occurs during periods of commercial waiting time when a small amount of fuel is consumed whilst the vessel is idle.

(6) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. We do this calculation on a vessel-by-vessel basis.

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

Risks Related to our Business

We generate a substantial majority of our revenue under six long-term agreements with two customers, and the unanticipated loss of one or more of these agreements or either of these customers would likely interrupt our related cash flow.

        We receive a substantial majority of our revenue from six long-term charters with two large and established customers. In the year ended December 31, 2006, BG Group plc, or BG, accounted for 36.9% and Pertamina (the state owned oil and gas company of Indonesia) accounted for 26.1% of our total operating revenues, respectively. Pertamina chartered two of our vessels during 2006, although the Golar Spirit time charter expired in November 2006. BG chartered five of our vessels during 2006. All of these charters have fixed terms, but might nevertheless be lost in the event of unanticipated developments such as a customer's breach. Our customers may terminate their charters with us if, among other events, the relevant vessel is lost or damaged beyond repair. The unanticipated loss of any of these charters or either customer would likely interrupt our related cash flow because we cannot be sure that we would be able to enter into attractive replacement charters at short notice. A persistent and continued interruption of our cash flow could, in turn, substantially and adversely affect our financial condition.

Three of our vessels are currently operating in the spot market for LNG vessels, failure to find profitable employment for them could adversely affect our operations.

        We currently have three vessels; the Golar Frost, the Golar Winter and the Golar Spirit (following the end of its long-term charter with Pertamina in November 2006) operating in the spot/ short-term charter market for LNG vessels, prior to them entering their intended long-term commitments. In the case of the Golar Frost, if our "Livorno" project is successful, it is anticipated that this vessel will be used as a floating LNG terminal. In respect of the Golar Spirit and the Golar Winter we have signed letters of commitment to enter into ten-year charter contracts with Petrobras of Brazil for modified LNG vessels capable of regasifying LNG and referred to as Floating Storage and Regasification Units, or FSRU. The current schedule is for Golar Spirit to enter the shipyard in October 2007 and delivery and charter commencement to occur during the second quarter of 2008. The Golar Winter is expected to enter the shipyard in October 2008 and delivery and commencement of charter during the second quarter of 2009. If we cannot obtain profitable employment for these vessels in the interim, our earnings will suffer. In addition, whether or not we employ these ships profitably, we must service the debt that we incur to finance them as well as pay for operating costs.

Our charters with Shell have variable rates and certain termination rights.

        Three of our vessels are time chartered to Shell, Gracilis (formerly the Golar Viking), Grandis and Granosa under five year charter agreements. However, the rates we can earn from these charters are variable relative to the market and Shell, have certain termination rights. In the event that Shell does not employ the vessels for their own use, they will market the vessels for use by third parties. If Shell cannot find employment for these ships there could be periods where the vessels incur commercial waiting time and do not earn revenues. If these vessels are not employed profitably or the charters are terminated our cash flows could be seriously impacted.

If there was a substantial delay in completion of the modification of two of our vessels to FSRUs or if they do not meet performance requirements our earnings and financial condition could suffer.

        In April 2007, we were awarded two time charters by Petrobras to employ Golar Winter and Golar Spirit as FSRU vessels. Employment of Golar Spirit under this contract is expected to commence during the second quarter of 2008 and Golar Winter is expected to commence during the second quarter of 2009. The contract duration for both vessels is ten years with an option for Petrobras to extend for a further five years. Any substantial delay in the conversion of our vessels into FSRUs would mean we would not be able to satisfy the terms of the timecharter agreements, which could lead to the cancellation of these contracts by Petrobras, which would have a significant negative impact on our cash flows and earnings. Additionally, if once delivered to Petrobras, the vessels do not meet the performance requirement under the charters, the charter rates could be adjusted downwards or the contracts could be cancelled.

We may incur losses if we do not accomplish our strategic objective of profitably entering into other areas of the LNG industry

        A principal component part of our strategy reflects our assessment that we should be able to expand profitably into areas of the LNG industry other than the carriage of LNG. We have not previously been involved in other LNG industry businesses and our expansion into these areas may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development. Our plan to consider opportunities to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

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

        If the ownership interest in us of John Fredriksen, our chairman, and his affiliated entities falls below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur. Similarly, if we were to be in any other form of default which we could not remedy, such as payment default, our lessors, having legal title to our leased vessels, or our lenders, who have mortgages over some of our vessels, could be entitled to sell our vessels in order to repay our debt and or lease liabilities.

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

        Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders' equity. Although we currently comply with these requirements if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.

Provisions in our loan and lease agreements may limit our flexibility.

        In addition to the general restrictions, our loan agreements and UK vessel lease agreements place certain restrictions on our ability to charter our vessels without the consent of the relevant lender or lessor. In addition the lease agreements in respect of five of our vessels, limit our ability to enter into time charters other than with BG and Pertamina, who do not have credit ratings of at least BBB+ without our lessors' consent, unless we post additional security over and above the letters of credit already provided as security for our lease obligations. This will impact us when these vessels finish their long-term charters. These restrictions could limit our operational flexibility and negatively impact our financial position or cash flows in the future.

Eight of our vessels are financed by UK tax leases. In the event of any adverse tax rate changes or rulings or in the event of a lease termination we may be required to make additional payments to the UK vessel lessors, which could adversely affect our results and financial position.

        In the event of any adverse tax rate changes or rulings, or in the event that we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately (41 million British pounds).

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

        A large part of our cash flow from operations must go to paying principal and interest on our debt and lease agreements. As of December 31, 2006, our net total indebtedness (including capital lease obligations) was $1,004 million and our ratio of net indebtedness to total capital was 0.65. As of March 31, 2007, our net indebtedness was approximately $936 million. We may also incur additional indebtedness to fund our possible expansion into other areas of the LNG industry, for example in respect of our FSRU projects. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes. In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs. We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

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

        We currently believe we are exempt from tax under either Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. However, there are factual circumstances beyond our control that could cause us to lose the benefit of exemption.

        If we, for whatever reason, were not eligible for exemption from tax under Code Section 883, we would be subject to a four percent tax on our U.S. source shipping income, which is comprised of 50 percent of our shipping income attributable to the transport of cargoes to or from United States ports. In the absence of such exemption, our potential tax liability for the calendar years 2006, 2005 and 2004 would have been $524,000, $627,000 and $880,000, respectively.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

        Our success depends to a significant extent upon the abilities and the efforts of our senior executives, and particularly John Fredriksen, our Chairman and Tor Olav Troim, our deputy chairman for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Troim, for any extended period of time could have an adverse effect on our business and results of operations.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under U.S. tax laws.

        If we were treated as a passive foreign investment company in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a passive foreign investment company in 2006 or will be in any future year. However, passive foreign investment company classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from other passive sources, including the spot trading of LNG for our own account, were to develop or to increase substantially. Moreover, the Internal Revenue Services may disagree with our position that time charters do not give rise to passive income for purposes of the passive foreign investment company rules. Accordingly, there is a possibility that we could be treated as a passive foreign investment company for 2006 or for any future year. The passive foreign investment company rules are discussed in more detail in Item 10 of this annual report under the heading "Additional Information; Taxation - U.S. Taxation of U.S. Holders".

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

        Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. These may increase vessel operating expenses further. If costs continue to rise, that could materially and adversely affect our results of operations.

An increase in interest rates could materially and adversely affect our financial performance

        At December 31, 2006, we had a total long-term debt and net capital lease obligations outstanding of $1,076 million. As at March 31, 2007, we had a total long-term debt and net capital lease obligations of $1,065 million of which currently $930 million is exposed to a floating rate of interest. We also use interest rate swaps to manage interest rate risk. As at March 31, 2007, our interest rate swap arrangements effectively fix the interest rate exposure on $479 million of floating rate bank debt and capital lease obligation. If interest rates rise significantly, our results of operations could be materially and adversely affected. Increases and decreases in interest rates will affect the cost of floating rate debt but may also affect the mark-to-market valuation of interest rate swaps which will also affect our results. Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements are hedged to a large extent. However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

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

        Conversely, eight of our vessels are financed by UK tax leases, which are denominated in British pounds. The majority of our British pound capital lease obligations are hedged by British pound cash deposits securing the lease obligations or by currency swap. However, this is not a perfect hedge and a significant strengthening of the US dollar could give rise to an increase in our financial expenses and could materially affect our financial results (see Item 11- Foreign currency risk).

We hold a 20% interest in the share capital of Liquefied Natural Gas Limited, an Australian listed company, at a cost of $8.6 million.

        The value of our investment in Liquefied Natural Gas Limited ("LNGL") could be impacted by, amongst other things, the investee's future results as well as general stock market movements in the Australian stock exchange and other events over which we have no control.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

        In order to fund future vessel acquisitions, increased working capital levels or capital expenditures, we would be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for dividend distributions to you. Our ability to obtain bank financing or to access the capital markets for any future offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future vessel acquisitions or capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability pay dividends.

Due to the lack of diversification in our lines of business, adverse developments in the LNG business would negatively impact our results of operations, financial condition and our ability to pay dividends.

        We rely primarily on the revenues generated from our business of transporting LNG. Due to the lack of diversification in our lines of business, an adverse development in our LNG business would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

        We are a holding company whose assets mainly comprise of equity interests in our subsidiaries and other quoted and non-quoted companies. As a result, should we decide to pay dividends we would be dependent on the performance of our operating subsidiaries and other investments. If we were not able to receive sufficient funds from our subsidiaries and other investments, including from the sale of our investment interests, we will not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

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

        If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings whilst these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends.

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

        John Fredriksen, our chairman, and his affiliated entities beneficially own 47.65% of our outstanding common shares. As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Because we are a Bermuda corporation, you may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

        Because we are a Bermuda company the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions. Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director's fraud or dishonesty. Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director's or officer's liability results from that person's fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty except where such losses are the result of fraud or dishonesty. Accordingly, we carry directors' and officers' insurance to protect against such a risk. In addition, under Bermuda law the directors of a Bermuda company owe their duties to that company, not to the shareholders. Bermuda law does not generally permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which investors may be more familiar and may substantially limit or prohibit shareholders ability to bring suit against our directors.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

        We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F, our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. An additional requirement to be first applied in the annual report for the fiscal year ended December 31, 2007, is that our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

A.      History and Development of the Company

        We are a LNG Shipping company formed on May 10, 2001. We currently own and/or operate a fleet of twelve liquefied natural gas, or LNG, carriers (or vessels), of which one was delivered in January 2006 and one in June 2006. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers through our subsidiaries. We operate eleven of our vessels through wholly owned subsidiaries and we have a 60% interest in the owning company of a vessel, the Golar Mazo. Six of our LNG carriers are currently contracted under long-term charters, three LNG carriers are currently contracted under short-term charters and three vessels are in medium term, five-year market related charter contracts with Shell.

        We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda. Our telephone number at that address is (+1) 441-295-4705. Our principal administrative offices are located at 30 Marsh Wall, London, United Kingdom.

        Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and was acquired by Osprey Maritime Limited, then a Singapore listed publicly traded company, in 1997. In August 2000, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman and president, commenced an acquisition of Osprey. World Shipholding gained a controlling interest of more than 50% of Osprey in November 2000 and increased this interest to over 90% in January 2001. World Shipholding completed its acquisition in May 2001, at which time Osprey was delisted from the Singapore Stock Exchange. On May 21, 2001, we acquired the LNG shipping interests of Osprey.

        We listed on the Oslo Stock Exchange in July 2001 and on Nasdaq in December 2002.

        On June 18, 2003, Osprey transferred its assets and liabilities, and consequently its' holding of our shares, to World Shipholding. As of that date World Shipholding held 50.01% of our issued and outstanding share capital. World Shipholding currently owns 47.65% of our issued and outstanding common shares.

        Our primary capital expenditures have been in connection with the construction of newbuildings. During the past three years, we have invested $659.6 million in our newbuildings, principally purchase installments and taken delivery of five vessels. In February 2007, we signed an agreement to sell our seventh newbuilding prior to its scheduled delivery in mid 2007 for proceeds of approximately $92.5 million. In addition, over the same period, we have invested a total of $41 million to acquire interests in a number of companies, principally:

        o During 2003 and 2004, we invested $34.1 million in Korea Line Corporation, or Korea Line, a Korean shipping company listed on the Korean stock exchange. As at December 31, 2006, and 2005 we held a 21% interest in Korea Line. However, between April and June 2007, we disposed of our entire interest in Korea Line, for total proceeds of approximately $173 million.

        o In 2006, we purchased 23 million shares in Liquefied Natural Gas Limited, or LNGL, an Australian publicly listed company, for a consideration of $8.6 million, making us LNGL's largest shareholder. As of December 2006, we had a 19.65% interest.

        o In November 2006, we invested $5.0 million to purchase a 20% interest in OLT Offshore Toscana S.p.A, or OLT-O, an Italian unincorporated company involved in the construction, development, operation and maintenance of a Floating Storage Regasification Unit, or FSRU.

        In April 2007, we were awarded contracts, by Petrobras, to convert Golar Winter and Golar Spirit into FSRUs. Both time charters are for a period of ten years with an option to extend for up to a further five years. Employment of Golar Spirit is expected to commence during the second quarter of 2008 and the Golar Winter is expected to commence in the second quarter of 2009. Both vessels will need to undergo modifications before going on hire in Brazil. In December 2005, we signed an agreement with Keppel Shipyard Limited of Singapore for the first ever conversion of an existing LNG carrier into a LNG Floating Storage and Regasification Unit (FSRU). All major items have now been ordered and work continues on the detailed engineering.

B.      Business Overview

        We are a leading independent owner and operator of liquid natural gas, or LNG vessels. We have a fleet of twelve LNG vessels. We are also seeking to develop our business in other areas of the LNG supply chain, in particular innovative marine based solutions such as floating LNG regasification terminals.

The Natural Gas Industry

        Natural gas is one of the world's fastest growing energy sources and is likely to continue to be so for at least the next 20 years. Already responsible for approximately 21% of the world's energy supply, the International Energy Agency, or IEO, projects that LNG will provide for around 40% of the global supply growth of natural gas between 2005 and 2010. According to the IEA, unprecedented growth in new gas fired power plants are expected to provide a substantial part of this incremental demand.

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

        o Demand from Power Generation: According to the IEA, natural gas is the fastest growing fuel source for electricity generation worldwide accounting for around 40% of the total incremental growth in world-wide natural gas consumption.

        o Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, has resulted in new entrants and an increased market for natural gas.

        o Significant Natural Gas Reserves: Approximately half of the world's remaining hydrocarbon reserves are natural gas.

        o Emerging economies: Projected average increases in emerging economies consumption of natural gas of up to 4.1% per year up to 2025 are forecast by the IEA as compared to 2.3% per annum average growth for transitional economies and 0.6% per annum for mature economies.

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

        From 2000, LNG consumption has shown sustained annual growth of approximately 8% per year. The Energy Information Administration of the United States Department of Energy forecasts annual growth of LNG imports into the United States to 2030 amounting to approximately 8-10% per year.

Production

        There are three major regional areas that supply LNG. These are (i) Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, and under construction in Russia (ii) the Middle East, including Qatar, Oman and United Arab Emirates, with facilities under construction in Yemen, and (iii) the Atlantic Basin countries, including Algeria, Egypt, Equatorial Guinea, Libya, Nigeria and Trinidad with facilities under construction in Norway. The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.

Consumption

        The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, which remains by far the biggest importer in the world, South Korea and Taiwan; and Europe, specifically Spain, France, Italy, Belgium and Turkey. East Asia currently accounts for approximately 60% of the global LNG market while Europe accounts for approximately 27%. The United States in 2006 accounted for approximately 7.2% of the global LNG market, a decrease of 2% from 2005.

        There are currently 16 LNG importing countries with about 50 importing terminals. Japan and South Korea are currently the two largest importers of LNG, accounting for approximately 55% of the world total LNG imports in 2005. Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

        Five LNG import terminals operate in the United States, namely; Lake Charles, Louisiana, Boston, Massachusetts, Elba Island, Georgia and Cove Point, Maryland and the offshore terminal, Gulf Gateway. Expansion plans exist for the Lake Charles (up to 1.8 bcf/day), Elba Island (up to 1.7 bcf/day) and Cove Point (1.8 bcf/day) facilities. In addition four new terminals have commenced construction with many more terminals under consideration. However, it is unlikely that the majority of these plants will be constructed, due to demand, cost and environmental restrictions.

The LNG Fleet

        As of the end of May 2007, the world LNG carrier fleet consisted of 232 LNG carriers with a total capacity of approximately 30 million cubic meters, or cbm. Currently there are orders for around 138 new LNG carriers with expected delivery dates through to 2010.

        The current 'standard' size for LNG carriers is approximately 155,000 cbm, up from 125,000 cbm during the 1970's. To assist with transportation unit cost reduction the average size of vessels is rising steadily and there are now firm orders for vessels of approximately 260,000 cbm. There are also some smaller LNG carriers, mainly built for dedicated short distance trades. There are seven newbuildings due to be delivered through to 2010 that are 100,000 cbm or below. The cost of LNG carriers has fluctuated from $280 million in the early 1990s to approximately $220 million currently for the current standard size depending on the mode of propulsion.

        LNG carriers are designed for an economic life of approximately 40 years. Therefore all but a very few of the LNG carriers built in the 1970s still actively trade. In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing those vessels' 40th anniversaries, which demonstrates the economic life for such older vessels. As a result, limited scrapping of LNG carriers has occurred or is likely to occur in the near future. In view of the fact that LNG is clean and non-corrosive when compared to other products such as oil and given that more has tended to be spent on maintenance of LNG vessels than oil tankers, the pressure to phase out older vessels has been much less than for crude oil tankers. We cannot, however, say that such pressure will not begin to build in the future.

        The current worldwide maximum production capacity of shipyards for LNG carriers is in the region of 40 ships a year after rapid expansion of production facilities over the past five years, particularly in Korea. The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both. The construction period for an LNG carrier is approximately 30-34 months. However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is likely to be in 2011. Any new project/trade with LNG vessel demand before then will have to rely on existing or ordered vessels until potential new orders can be delivered.

Our Business Strategy

        We are a leading independent owner and operator of LNG vessels and, we believe, the only shipping company dedicated exclusively to LNG transportation. Our objective is to provide safe, reliable and efficient LNG transportation services to our customers and to use this as the foundation to fulfil our vision of becoming an industry leader in LNG transportation services and of expansion into other profitable areas of the LNG supply chain. Our strategy is therefore to grow, expand and diversify our LNG shipping operations, concentrating on our existing customers while offering the same high level of service to selected new customers.

        In respect of our shipping operations we intend to build on our relationships with existing customers and continue to develop relationships with those who require a shipping partner for whom LNG transportation is the core business. We aim to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping solutions. We believe our customers will have the confidence to place their 'shipping risk' with us on the basis that our core business is safe and reliable ship operation, while theirs is the profitable sale or purchase of LNG.

        In furtherance of our strategy to enhance our core margins we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping assets and our 30 years of industry experience can add value. We believe we can achieve this aim while at the same time diversifying our sources of income from LNG and thereby strengthen the Company.

        We are investing in both established LNG operations and technologies as well as newly developing technologies, such as offshore liquefaction and regasification operations. We continue to focus on floating energy solutions and the provision of the associated shipping services as a major area for business development and are in various stages of investigation, discussion and commitment with respect to several prospective projects.

        Specific projects we are actively pursuing include the following:

        o We have been working on an Offshore Regasification project near Livorno, Italy. A government decree approving the project was issued on February 23, 2006 and in November 2006 we acquired a 20% share in the project development company. If it is successful it is expected that the project will use the Golar Frost as a floating terminal by installing regasification equipment on board the vessel and permanently mooring her off the coast of Italy.

        o We have a 16.2% shareholding in TORP Technology AS, or TORP, which holds the rights to the "Hiload LNG Re-gasification Technology" developed by Remora Technology AS. TORP has applied for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast.

        o We have been awarded contracts to convert Golar Spirit and Golar Winter into FSRUs. Both FSRUs will be chartered by Petrobras for ten year periods, with options to extend for a further five years. We are actively looking at several other project opportunities, which include the provision of technical marine and LNG expertise for other technically innovative projects.

        o During the first quarter of 2006, we signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares. As a result we are LNGL's largest shareholder with a 19.6% holding. LNGL is a company focused on acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. Aside from our anticipation that our investment will increase in value, we will also aim to tender for any shipping requirements LNGL might require in the future.

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

        o Customer relationships: Our success is directly linked to the service and value we deliver to our customers. Our customers and partners include some of the biggest participants in the LNG market:
            BG Group, Pertamina, Royal Dutch Shell (Shell) and Chinese Petroleum Corporation.

        o Secure cash flow: Six of our existing twelve ships are on long-term charters, which, provides us with a relatively secure and stable cash flow and provides the financial platform for us to grow and expand.

        o LNG shipping experience: We have 30 years of experience of operating LNG ships and with the subcontracting of our crewing activities to three internationally recognized third party ship managers in February 2005 we have access to a large pool of experienced LNG crew.

        o Technical and Commercial experience and expertise: With our existing assets, extensive experience and significant technical and commercial expertise we are able to quickly take advantage of market opportunities as they arise and offer innovative solutions to our customers' needs.

Customers

        We have long-term customer relationships with three large participants in the LNG industry, and most of our revenues have been derived from these three customers, namely BG Group and its subsidiaries, Royal Dutch Shell and its subsidiaries and Pertamina, the state-owned oil and gas company of Indonesia.

        We and our predecessors have had charters with Pertamina since 1989. Our revenues from Pertamina were $61.9 million in 2006, $63.7 million in 2005 and $65.6 million in 2004. This constitutes 26.2%, 37.3% and 40.1% of our revenues for those years, respectively. Pertamina currently charters one vessel from us. BG has chartered LNG carriers from us and our predecessors since 2000. Our revenue from BG was $87.3 million in 2006, $87.5 million in 2005 and $82.2 million in 2004, constituting 36.9%, 51.2% and 50.3% of our revenues for those years respectively. BG currently charters five vessels from us.

        We have continued to develop relationships with other major players in the LNG world. The charter of three of our vessels to Shell on five-year charters on a market related basis, is a significant extension of our relationship base and an important strategic link with Shell, who are the longest standing and largest operators in the LNG market. Our revenue from Shell was $43.6 million in 2006, $nil in 2005 and $nil in 2004 , constituting 18.4% of our revenues for 2006. Other commercial relationships we have developed include those with other customers Total, Suez, RasGas (Qatar), Petronet (India), Sonatrach (Algeria) and MISC (Malaysia).

Competition

        While the majority of the existing world LNG carrier fleet is still committed to long-term charters, there is competition for employment of vessels whose charters are expiring and vessels that are under construction. Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, vessels coming off charter and newly constructed vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

        While we believe that we are the only independent LNG carrier owner and operator that focus solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction. These companies include Bergesen DY ASA (Norway), Exmar S.A. (Belgium) and Teekay LNG Partners, L.P. Three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, all of whom used to provide LNG shipping services exclusively to Japanese LNG companies, are now aggressively moving into the western markets. New competitors have also recently entered the market and include Maran Navigation of Greece, A P Moller of Denmark, Teekay Shipping of Canada, Overseas Shipholding Group of USA and Pronav ship management, and all have shown significant intent to compete in the LNG shipping market. There are other owners who may also attempt to participate in the LNG market if possible.

        In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell, BP Amoco, and BG who own LNG carriers and are reported to have contracted for the construction of new LNG carriers.

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

Our Fleet

Current Fleet

        We currently lease eight LNG carriers under long-term leases, we own three vessels and we have a 60% interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company. One of our vessels serves routes between Indonesia and Taiwan and South Korea, while five are involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan. Three of our vessels are currently operating on short-term charters. In December 2005, we signed three five-year charter agreements with Shell and on January 2006, the Grandis commenced the first of these charters followed by the Gracilis in March 2006 and the Granosa in June 2006 upon its delivery.

        The following table lists the LNG carriers in our current fleet:

                   Year of      Capacity,    Current             Current Charter
Vessel Name        Delivery        cbm.      Charterer             Expiration
-----------        --------        ----      ---------             ----------

Hilli               1975         125,000     BG                        2011
Gimi                1976         125,000     BG                        2010
Golar Freeze        1977         125,000     BG                        2008
Khannur             1977         125,000     BG                        2009
Golar Spirit        1981         128,000     Short-term charters       2007
Golar Mazo(1)       2000         135,000     Pertamina                 2017
Methane Princess    2003         138,000     BG                        2024
Golar Winter        2004         138,000     Short-term charters       2007
Golar Frost         2004         137,000     Short-term charters       2007
Gracilis            2005         140,000     Shell                     2011
Grandis             2006         145,700     Shell                     2011
Granosa             2006         145,700     Shell                     2011

----------
1 We own a 60% interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.

        Our current trading fleet represents approximately 5% of the worldwide fleet by number of vessels.

Newbuildings

        We have entered into newbuilding contracts for the delivery of seven LNG carriers since the beginning of 2001, six of which have already been delivered, the seventh newbuilding was expected to be delivered in June 2007. However, in February 2007, we entered into an agreement to sell this newbuilding, hull 2244, for gross consideration of $92.5 million, realizing a profit of $41 million. The sale was completed in March 2007.

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

Our Charters

        Six of our current LNG carriers are on long-term time charters to LNG producers and importers. These charters generally provide us with stable income and cash flows.

        Pertamina Charters. The Golar Mazo is chartered by Pertamina, the state-owned oil and gas company of Indonesia. The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18-year time charter that expires at the end of 2017. In addition, during 2006 the Golar Spirit was employed on a 20-year time charter with Pertamina, this charter came to an end in November 2006. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

        Under the Pertamina charter, the operating and drydocking costs of the Golar Mazo are borne by Pertamina on a cost pass-through basis. Pertamina also pay for hire of the vessel during scheduled drydockings up to a specified number of days for every two to three year period.

        BG Charters. BG, through its subsidiaries, charters five of our vessels on long-term time charters. These vessels, the Golar Freeze, Khannur, Gimi, Hilli and the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan. BG determines the trading routes of these vessels. The Golar Freeze commenced a five-year charter with BG on March 31, 2003. The charter for the Khannur expires in the third quarter of 2009, the charter for the Gimi expires in the fourth quarter of 2010 and the charter for the Hilli expires in the first quarter of 2011. The charter for the Methane Princess commenced in February 2004 and is for 20 years and therefore expires in 2024.

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

        Shell Charters. Shell Tankers UK Ltd currently charters three of our vessels on five-year charters. The rates we earn from these charters are market related, and therefore variable. As with all our other charters we may suffer periods of off-hire when the vessel is unable to transport cargo, however there is also the possibility of periods when we will not receive charter hire, in the event that Shell have no requirement for a given vessel, in a given period and cannot sub-charter it to a third party. Although this structure effectively leaves the company open to market risk we believe that our utilisation rate (i.e. the number of days for which we are paid hire in any given period) may be improved. Shell's international gas and LNG trading structures afford significantly more opportunity to create and sustain ongoing vessel utilisation than is available to a stand-alone shipping company.

        The five-year charter periods on the respective vessels commenced in January 2006 (Grandis), March 2006 (Gracilis) and June 2006 (Granosa), and are thus scheduled to terminate in 2011. However, Shell has termination rights throughout the charter period.

        We have also appointed Shell Transport and Shipping Company, or STASCO as our third party managers for these three vessels.

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

        BG Charters. With the exception of the Golar Freeze charter, each of the BG charters, including the charter for the Methane Princess, is subject to outstanding options on the part of BG to extend those charters for two, five-year periods. The hire rates for Gimi and Hilli will be increased from January 1, 2010 onwards and thereafter subject to adjustments based on escalation of 3% per annum of the operating costs of the vessel.

Golar Management (UK) Limited and Ship Management

        Subsidiaries of Golar Management (UK) Limited, or Golar Management, a wholly owned subsidiary of ours, operate eight of our vessels under long-term leases. Golar Management, which has offices in London, also provides commercial, operational and technical support and supervision and accounting and treasury services to us.

        Prior to February 2005, Golar Management provided all services related to the management of our vessels other than some of our crewing activities. Since February 2005, Golar Management has subcontracted to three internationally recognized third party ship management companies day-to-day vessel management activities including routine maintenance and repairs; arranging supply of stores and equipment; ensuring compliance with applicable regulations, including licensing and certification requirements and engagement and provision of qualified crews. Ultimate responsibility for the management of our vessels, however, remains with Golar Management.

        Our three third party ship managers are Thome Ship Management (Singapore), Barber Ship Management (Oslo) and STASCO (London). Our decision to employ third party managers was driven by our need to secure long-term high quality seafaring workforce for a growing fleet. We recognized that external ship management companies have access to larger pools of officers that can be trained to become LNG officers. With the expansion of the global LNG fleet, a shortage of well-qualified officers is considered a significant threat to operators in this shipping segment. Our decision was also influenced by our requirement to improve our technical teams geographic coverage, given our fleet trade worldwide, and to be able to take advantage of economies and efficiencies of scale afforded by these managers.

Ship Maintenance

        We are focused on operating and maintaining our LNG carriers to the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during drydocking. This will reduce the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is in drydock we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

        An upgrading program to refurbish and modernize our 1970s built liquefied natural gas carriers was largely completed with the drydocking of Khannur in March 2005. The Hilli, Gimi, Khannur and Golar Freeze have now all been fitted with, among other things, modern cargo monitoring and control equipment. In addition these vessels are undergoing a ballast tank re-coating program while in service. The completion of the ballast tank refurbishing program has been delayed somewhat but we expect it will be completed by end of 2007, for two vessels, with the remaining two expected to be completed mid to end of 2008.

        We anticipate that the upgrading program will allow us to operate each of these vessels to their 40th anniversary. We believe that the capital expenditure of this program will result in lower maintenance costs and improved performance in the future. We also believe this program will help us maintain our proven safety record and ability to meet customer expectations. Indeed, performance has improved significantly over the last three years, mainly due to the reduction in technical problems and unplanned off-hire.

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

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

        In the wake of increased worldwide security concerns IMO has issued "The International Security Code for Ports and Ships" (ISPS). The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Ship Managers have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the new ISPS Code.

        MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution" entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. The certification requirements depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (IAPP Certificate). This certificate must be on board at delivery for a ship constructed (keel laid) after May 19, 2005. For ships constructed prior to this date, the IAPP certificate must be onboard at the first scheduled dry-docking after May 19, 2005, but no later than May 19, 2008. As of the current date, all our ships delivered or dry-docked since May 19, 2005, have all been issued with IAPP Certificates.

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

        OPA and Coast Guard Maritime Transportation Act of 2006 (H.R. 889) limit the liability of responsible parties for vessels other than crude oil tankers to the greater of $950 per gross ton or $800,000 per vessel. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

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

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

        o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

        o   the development of vessel security plans;

        o ship identification number to be permanently marked on a vessel's hull;

        o a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

        o   compliance with flag state security certification requirements.

        We have implemented the various security measures addressed by SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

        For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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

        The table below lists each of our significant subsidiaries, the subsidiaries' purpose, or the vessel it owns, leases or operates, and its country of incorporation as at June 29, 2007. Unless otherwise indicated, we own 100% of each subsidiary.


Subsidiary                                      Jurisdiction of Incorporation       Purpose
----------                                      -----------------------------       -------
Golar Gas Holding Company Inc.                  Republic of Marshall Islands        Holding Company and leases
                                                                                    four vessels

Golar Maritime (Asia) Inc.                      Republic of Liberia                 Holding Company

Gotaas-Larsen Shipping Corporation              Republic of Marshall Islands        Holding Company

Oxbow Holdings Inc.                             British Virgin Islands              Holding Company

Faraway Maritime Shipping Inc.                  Republic of Liberia                 Owns Golar Mazo
(60% ownership)

Golar LNG 2215 Corporation                      Republic of Marshall Islands        Leases Methane Princess

Golar LNG 1444 Corporation                      Republic of Liberia                 Owns Golar Frost

Golar LNG 1460 Corporation                      Republic of Liberia                 Owns Gracilis

Golar LNG 2220 Corporation                      Republic of Marshall Islands        Leases Golar Winter

Golar LNG 2234 Corporation                      Republic of Liberia                 Owns Granosa

Golar LNG 2244 Corporation                      Republic of Liberia                 Owned newbuilding Hull 2244

Golar LNG 2226 Corporation                      Republic of Marshall Islands        Leases Grandis

Golar International Ltd.                        Republic of Liberia                 Vessel management

Gotaas-Larsen International Ltd.                Republic of Liberia                 Vessel management

Golar Management Limited                        Bermuda                             Management company

Golar Maritime Limited                          Bermuda                             Management company

Golar Management (UK) Limited                   United Kingdom                      Management company

Golar Freeze (UK) Limited                       United Kingdom                      Operates Golar Freeze

Golar Khannur (UK) Limited                      United Kingdom                      Operates Khannur

Golar Gimi (UK) Limited                         United Kingdom                      Operates Gimi

Golar Hilli (UK) Limited                        United Kingdom                      Operates Hilli

Golar Spirit (UK) Limited                       United Kingdom                      Operates and leases Golar Spirit

Golar 2215 (UK) Limited                         United Kingdom                      Operates Methane Princess

Golar Winter (UK) Limited                       United Kingdom                      Operates Golar Winter

Golar 2226 (UK) Limited                         United Kingdom                      Operates Grandis

Golar FSRU 1 Corporation                        Republic of Marshall Islands        Contracted for the conversion of a
                                                                                    vessel to a FSRU

Golar Offshore Toscana Limited                  Cyprus                              Holds investment in associate, OLT
                                                                                    Offshore LNG Toscana S.p.A.

Golar Energy Limited                            Cyprus                              Holds licence for the construction
                                                                                    of a  floating power station for the
                                                                                    generation of electricity.

D.      Property, Plant and Equipment

The Company's Vessels

The following table sets forth the fleet that we operate:

                                                                        Current
                  Year of     Capacity,               Current           Charter
Vessel Name       Delivery      cbm.       Flag      Charterer        Expiration
-----------       --------      ----       ----      ---------        ----------

Hilli               1975       125,000      UK             BG             2011
Gimi                1976       125,000      UK             BG             2010
Golar Freeze        1977       125,000      UK             BG             2008
Khannur             1977       125,000      UK             BG             2009
Golar Spirit        1981       128,000      MI    Short-term charters     2007
Golar Mazo          2000       135,000     LIB         Pertamina          2017
Methane Princess    2003       138,000      UK             BG             2024
Golar Winter        2004       138,000      UK    Short-term charters     2007
Golar Frost         2004       137,000     LIB    Short-term charters     2007
Gracilis            2005       140,000      MI           Shell            2011
Grandis             2006       145,700     IOM           Shell            2011
Granosa             2006       145,700      MI           Shell            2011

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

Current Business

        Our activities are currently focused on the chartering of our LNG carriers and the development of LNG supply chain projects and potential investments, in particular offshore regasification terminals. Six of our twelve vessels are on fixed long-term charters, which provide us with stable and predictable cash flows for the majority of our business.

        The following table sets out our current long-term charters, and their expirations:

                       Approximate Annual             Current Charter     Charterers Renewal
Vessel Name               Charter Hire                  Expiration         Option Periods
-----------               ------------                  ----------         --------------
Golar Mazo (1)             $31 million / year             2017              Five years plus five years
Khannur                   $15.3 million / year            2009              Five years plus five years
Golar Freeze              $19.6 million / year            2008                         None
Gimi                      $15.3 million / year            2010              Five years plus five years
Hilli                     $15.3 million / year            2011              Five years plus five years
Methane Princess          $24.3 million / year            2024              Five years plus five years

----------
(1) On a wholly owned basis and excluding operating cost recovery from charterer (see below).

        The long-term contract for the Golar Mazo is a time charter but the economic terms are analogous to a bareboat contract, under which the vessel is paid a fixed rate of hire, being the rate in the above table, and the vessel operating costs are borne by the charterer on a cost pass through basis.

        During 2006, three of our vessels, the Golar Winter, the Golar Frost and the Golar Spirit (following the end of its long-term charter with Pertamina in November 2006), operated on short-term charters in the spot market.

        In December of 2005, we entered into five-year time charters with Shell in respect of three of our vessels. The five-year charter periods on the respective vessels commenced in January 2006 (Grandis), March 2006 (Gracilis) and June 2006 (Granosa). The charter rates in respect of these vessels are market related and therefore variable. In the event that Shell does not employ the vessels for their own use, they will market the vessels for use by third parties. If Shell cannot find employment for these ships there could be periods where the vessels have commercial waiting time and do not earn revenues. The charter party agreements contain termination rights for Shell.

        Vessels may operate under different charter arrangements including time charters, voyage charters and bareboat charters, although time charters are most common within the LNG shipping industry. A time charter is a contract for the use of a vessel for a specific period of time at a specified daily rate, although they may also include fees to position the vessel prior to the charter period commencing or to reposition the vessel after the charter period. Under a time charter, the charterer pays substantially all of the vessel voyage costs during the charter period, which consist primarily of fuel and port charges. A bareboat charter is also a contract for the use of a vessel for a specific period of time at a specified daily rate but the charterer pays the vessel operating costs as well as voyage costs. Operating costs include crew wages, vessel supplies, routine repairs, maintenance, lubricating oils and insurance. A voyage charter is generally for a specific voyage but the charterer does not pay the voyage costs. We define charters for a period of less than one year as short-term, charters for a period of between one and four years as medium-term and charters for a period of more than four years as long-term.

        The following table sets out the employment of the LNG carriers now owned and/or operated by us during the period 2002 to 2006.

Vessel Name                        2002 to 2006
-----------                      ------------

Golar Mazo            Long-term time charter to Pertamina commenced on
                      delivery in January 2000.

Golar Spirit          Long-term time charter to Pertamina, which ended in
                      November 2006. Thereafter on a short-term charter.

Khannur               Long-term time charter with BG from December 2000.

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

Golar Winter          Delivered in April 2004. Short-term charters during 2004
                      and within Exmar pooling arrangement in 2005.
                      Short-term charters during 2006. Periods of commercial waiting time between charters.

Golar Frost           Delivered in June 2004. Short-term charters during 2004
                      and within Exmar pooling arrangement in 2005. Short-term charters during 2006. Periods of commercial waiting time between charters.

Gracilis Delivered in January 2005. Short-term charters and part of Exmar pooling arrangement in 2005. Periods of commercial waiting time between charters. Charter with Shell (market rate) from March 2006.

Grandis Commenced charter with Shell (market rate) on delivery in January 2006.

Granosa Commenced charter with Shell (market rate) on delivery in June 2006.

        During 2003 and 2004, we acquired, through market purchases, 21% of the shares in the Korean shipping company Korea Line, which is listed on the Seoul Stock Exchange. Between April and June 2007, we sold our entire interest in Korea Line for total proceeds of approximately $173 million.

        During November 2006, agreement was reached with OLT Energy Toscana S.p.A to acquire 20% of the shares in the Livorno LNG regas terminal (OLT Offshore LNG Toscana S.p.A). Included in the deal is an intention between the parties to sell the LNG carrier Golar Frost to the project (see below for further detail).

        During April 2007, Golar was awarded by Petrobras, contracts to employ Golar Winter and Golar Spirit as floating storage and regasification (FSRU) vessels. The contract award was the outcome of a competitive tender process. Both time charters are for a period of ten years with an option to extend for up to a further five years. The total value of the contracted revenues are expected to amount to approximately $860 million for both vessels for the ten year initial period, assuming anticipated off-hire time. The contracts contain purchase options for Petrobras after the second anniversary of the delivery date of the vessel and the right for Petrobras to terminate the contracts after five years, upon payment of a termination fee. Employment of Golar Spirit is expected to commence during the second quarter of 2008 and the Golar Winter is expected to commence in the second quarter of 2009. Both vessels will need to undergo extensive modifications at shipyards, principally to install regasification capability, before going on hire in Brazil. In December 2005, we signed a contract with Keppel Shipyard Limited of Singapore for the conversion of an existing LNG carrier into an FSRU and this contract and work done to date is to be used for the Golar Spirit modification work. Contracts for modification work for the Golar Winter will be entered into in due course.

        Possible Future LNG Industry Business Activities

        We currently have two vessels not committed to current contracts, but they are all either contracted or intended for conversion to FSRUs. We plan to find short-term charters for these vessels in the period up until they are scheduled to enter the shipyard for conversion. Rates payable in this market may be uncertain and volatile. The supply and demand balance for LNG carriers is also uncertain. In the period from 2004 and as noted above, the excess supply of vessels over demand has negatively impacted our results. During the first part of 2006 and again in the fourth quarter of 2006 utilisation and rates in the spot market were improved from 2005. During the latter part of 2006 charter rates were relatively strong, but have weakened somewhat in 2007 and we cannot be sure of the future development. The earnings from our vessels on charter to Shell will also be impacted by the development of charter rates and demand in the spot market. These factors could also influence the results of operations from spot market activities and the Shell charters beyond 2007.

        All future possible LNG activities are also dependant on our management's decisions regarding the utilization of our assets and structuring of the company. In the longer term, results of operations may also be affected by strategic decisions by management as opportunities arise to make investments in LNG logistics infrastructure facilities to secure access to markets as well as to take advantage of potential industry consolidation. Our management is currently considering various ways to maximise the value of our assets and projects under development. Options under consideration include, among others, transferring assets and/or projects to a separate entity, which may then seek a separate public listing.

        Since June 2002, we have been working with the Italian offshore and contracting company Saipem S.p.A with regard to the joint marketing and development of Floating Storage and Regasification Units, or FSRUs. The concept is based on the conversion of a Moss type LNG carrier ('Moss type' is in reference to the type and shape of the cargo tanks), either existing or newly built. Saipem provide the engineering design and technical expertise while we contribute by identifying suitable LNG carriers as well as providing maritime expertise.

        The first project identified as a potential user of a FSRU terminal was in Italy off the coast of Livorno and since 2002 we have been working with Saipem and Cross Energy S.R.L. on this project. In February 2006, the project company OLT-O was advised that the government decree approving the terminal had been granted. Local Italian energy utility Iride S.A. (formerly known as Amga) and Spanish energy utility Endesa are supporting the project and have taken an ownership interest in OLT-O. In November 2006 Golar LNG acquired 20% of shares in OLT-O, at a cost of $5 million. The project has made good progress and OLT-O is currently in the process of reviewing a proposal for the EPCIC (Engineering, Procurement, Construction, Installation and Commissioning) of the FSRU and export system. The ultimate size of our investment has yet to be determined. The permitting process for this project has been based on the Golar Frost and the vessel will therefore be sold into the project if the project is successful.

        Again in conjunction with Saipem S.p.A we have been developing a floating power generating plant (FPGP). The concept is based on the conversion of an existing LNG carrier by installing combined cycle gas turbine generators capable of producing around 240 megawatts of power, which is carried ashore via sub-sea cables. Although at an early stage of development we see this as a logical extension of the floating regasification and storage projects, as noted above, that we have been working on. The project has reached a significant milestone in 2007 with the regulatory authorities, CERA, awarding Golar Energy Ltd (a Cyprus based subsidiary of ours) a licence to construct and operate the 240 MW FPGP located some 4 miles off the coast of Cyprus at Vassilikos and a licence to operate and produce electricity. Still pending is the licence to import, store and use the liquefied natural gas (LNG) required to fuel the FPGP. As there is still considerable development work to be completed it is anticipated that the FID (Final Investment Decision) will not be taken during 2007 and the ultimate size of our potential investment has yet to be determined.

        In January 2005, we announced that we had signed a heads of agreement with Remora Technology to invest $3 million in TORP Technology and acquired an option to use 33.4% of the capacity of TORP's offshore regasification terminal. TORP Technology holds the rights to the HiLoad LNG Re-gasification and is planning to build an offshore LNG regasification terminal, which could be operational within 24 - 36 months from a final investment decision. The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal. The HiLoad LNG Re-gasification unit is equipped with standard regasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier. The terminal uses seawater for heating the LNG, saving fuel costs. In February 2005, in accordance with the heads of agreement we invested $3 million into TORP Technology in a share issue. We currently hold a 16.2% interest in TORP Technology. On January 12, 2006, TORP Technology filed an application for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast. In addition to work on the permitting process with the U.S Coast Guard, work is now underway marketing the terminal with the aim of securing long-term user agreements. The ultimate size of our potential investment has yet to be determined.

        In December 2005, we signed a shareholders' agreement with The Egyptian Natural Gas Holding Company and HK Petroleum Services in respect of the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E., or ECGS for the development of hydrocarbon business and in particular LNG related business. We have expensed a total of $1 million as at December 31, 2006, in connection with this project as fees for the development of the framework for the project, the shareholders' agreement and the setting up of the Company. Further fees of $1 million will be payable if and when the project company concludes a material commercial business transaction. ECGS was incorporated in November 2006 and will have an issued share capital of $10 million. Of this amount 10% was paid in March 2006. Payment of the remaining value shall be made within three years at dates to be decided by ECGS's Board of Directors. We have 50% of the voting rights and a 45% economic interest in ECGS, but would take 50% of ECGS's losses. The ultimate size of our potential investment has yet to be determined.

        In April 2006, we signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 cents per share. We purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million and the second tranche in June 2006, at a cost of $3.5 million. We currently hold a 19.6% interest in LNGL. LNGL is a company focused on developing LNG liquefaction projects acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. Aside from the anticipation that our investment as a shareholder in the company will increase in value, we will also aim to participate when judged appropriate at the project level, as a possible buyer of LNG and a provider of shipping requirements LNGL might require in the future.

        In April 2007, we signed a memorandum of understanding with a major oil company to develop a FSRU project based on the conversion of the Golar Freeze. It is expected a decision will be taken on the future of this project before the end of 2007.

Factors Affecting Our Results

        The principal factors that are likely to affect, or have affected and are expected to continue to affect, our business are:

        o The employment of our vessels, daily charter rates and the number of unscheduled off-hire days

        o   Non-utilization for vessels not subject to fixed rate charters

        o   Vessel operating expenses

        o   The gain or loss on sale of assets

        o   Administrative expenses including pension and share option expense

        o Useful lives of our fleet and the related depreciation and amortization expense

        o Net financial expenses including mark-to-market charges for interest rate, foreign currency and equity swaps and interest rates and foreign exchange gains or losses that arise on the translation of our lease obligations and the cash deposits that secure them

        o   Equity in net earnings of investees and any gain or loss on sale

        o The success or failure of the LNG infrastructure projects that we are working on or may work on in the future

        The impact of these factors is discussed in more detail below.

        Operating revenues are primarily generated by charter rates paid for our short-term, medium-term and long-term charters and are therefore related to both our ability to secure continuous employment for our vessels as well as the rates that we secure for these charters. Six of our currently trading vessels are fixed on long-term time charters with either fixed or predictable hire rates. Three of our vessels are on charters with market related rates and a further three are currently trading in the spot or short-term market. Market rates can vary dramatically and are difficult to predict from one charter to the next.

        The number of days that our vessels earn hire substantially influences our results. Our vessels may be out of service, that is, off-hire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire. Generally, for vessels that are under a time charter, hire is paid for each day that a vessel is available for service. However, one of our long-term charters provides for an allowance of a specified number of days every two to three years that our vessel may be in drydock, the vessel will only be off-hire if the number of days in drydock every two years exceeds that allowance. The shipping industry uses average daily time charter earnings, or TCE, to measure revenues per vessel in dollars per day for vessels on charters. We calculate TCE by taking time charter revenues, or voyage revenues, net of voyage expenses, recognized rateably over the period of the voyage, earned and dividing by the number of days in the period less scheduled off-hire. We attempt to minimize unscheduled off-hire by conducting a program of continual maintenance for our vessels.

        In January and June 2006, we took delivery of the Grandis and Granosa respectively. On delivery both vessels commenced five-year charters with Shell. Gracilis commenced a five-year charter with Shell in March 2006. The Shell charter rates are variable in accordance with the market and are not therefore predictable and also effectively liable to periods of commercial waiting time. The Golar Frost, the Golar Winter and the Golar Spirit (following the end of its long-term charter with Pertamina in November 2006) currently remain on the spot market. The spot market is unpredictable and therefore these and the Shell vessels will be subject to variable charter rates and commercial waiting time. In the first quarter of 2007, total commercial waiting time in respect of the spot and Shell vessels was 159 days. However, in March 2007, the Gracilis commenced a three-year sub-charter at a fixed rate, as part of the Shell charter arrangement. As mentioned earlier under 'Possible Future Activities' the Golar Spirit is scheduled to enter the shipyard for conversion into a FSRU, in October 2007, with delivery during the second quarter of 2008, in connection with its Petrobras charter. Golar Winter is also scheduled to enter a shipyard in October 2008, with delivery and commencement of charter during the second quarter of 2009.

        Voyage expenses are primarily expenses such as fuel and port charges, which are paid by us under voyage charters. Under time charters our customers pay for such voyage expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter. Accordingly voyage expenses will vary depending on the number of vessels we have operating on voyage charters. We also incur some voyage expenses, principally a small amount of fuel costs while idle, when our vessels are in periods of commercial waiting time, i.e. not on charter.

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

        Gain or loss on sale of assets refers to the disposal of our vessels. In February 2007, we agreed the sale of our newbuilding hull 2244 to an unrelated third party for the gross consideration of $92.5 million, realizing a significant profit of $41 million. The cash proceeds were received in March 2007. In addition, we are currently in negotiations for the proposed sale of our vessel, the Golar Frost into the Livorno project (see discussion under 'Possible future activities').

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

        Included within administrative expenses are pension and share option expenses. Pension expense refers to costs associated with the pension scheme we maintain for some of our office-based employees (the UK Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets. Share option expense refers to the compensation cost for employee stock options granted in 2006 and later.

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

        Interest expense depends on the overall levels of borrowing we incur and may significantly increase when we acquire or lease ships or on the delivery of newbuildings. During a newbuilding construction period, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates although interest rate swaps or other derivative instruments may reduce the effect of these changes. Currently $135 million of debt under our Methane Princess facility has a fixed interest rate. Furthermore, $479 million of our floating rate debt and capital lease obligations is currently swapped to a fixed rate, and we may enter into further interest rate swap arrangements if this is considered to be advantageous to us. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

        Other financial items comprise financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate, currency and equity swap derivatives and foreign exchange gains/losses. The market valuation adjustment for our interest rate and currency swap derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Foreign exchange gains and losses, which were minimal prior to 2003 as our activities are primarily denominated in US dollars, have since increased principally due to the lease finance transactions that we entered into during 2003 and 2004, which are all denominated in British Pounds.

        Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations or if the leases are terminated. We have also entered into a currency swap of our lease obligation in respect of the Golar Winter. The lease is denominated in British Pounds (GBP) but is not fully hedged by a GBP cash deposit. We have therefore swapped our obligation to pay rentals in GBP for an obligation to pay USD at a fixed rate of exchange.

        Equity in net earnings of investees mainly refers to our interest in Korea Line Corporation (Korea Line). The remainder relates to our investments in start-up companies in LNGL, OLT-O and EPSC, which are not expected to have a significant impact on our earnings in the immediate future or until investment decisions are taken in respect of the projects they are involved in.

        Korea Line is a Korean Shipping company listed on the Korean Stock Exchange. As of December 31, 2003, we had an interest of 10% in Korea Line and initially accounted for the investment as an investment "available for sale". From June 2004 through to December 31, 2006, we had an interest of 21%. As a result of the increase in our level of ownership, which has given us the ability to exercise significant influence over Korea Line, we changed to the equity method of accounting for the investment. In April 2007, we disposed of 1.1 million shares in Korea Line for consideration of $77.9 million, bringing our interest down to 10%. Accordingly, as of the date of disposal of our interest in Korea Line we will no longer equity account for our share of Korea Line's net earnings, although we will recognize dividends received in our income statement. Between May and June 2007, we disposed of the balance of our Korea Line shares for net consideration of approximately $95 million. In 2006, Korea Line contributed $17.4 million to our net income.

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

Inflation

        Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and corporate overheads, management does not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen considerably over the last three years, may well continue to rise over the next few years. One of our vessel's charter is based on operating cost pass through and insurance cost pass through and so we will be protected from the full impact of such increases. LNG transportation is a specialized area and the number of vessels is increasing rapidly. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. Only the vessel on full cost pass through charters would be protected from any crew cost increases.

Results of Operations

        Our results for the years ended December 31, 2006, 2005 and 2004 were affected by several key factors:

        o the delivery of five newbuildings, the Golar Winter in April 2004, the Golar Frost in June 2004, the Gracilis in January 2005, the Grandis in January 2006 and the Granosa in June 2006;

        o our vessels not on long-term charters affected by commercial waiting time;

        o lease finance arrangements that we entered into during 2004 and 2005;

        o   equity accounting of our acquisition of equity securities in Korea
            Line;

        o the movement in mark-to-market valuations of our derivative instruments;

        o   share options expense on options granted in 2006; and

        o   restructuring expenses and project expenses.

        The impact of these factors is discussed in more detail below.

Year ended December 31, 2006, compared with the year ended December 31, 2005

        Operating revenues and net revenues

        In accordance with U.S. GAAP, we report gross operating revenues in our statement of operations and include voyage expenses among our operating expenses. However, management believes, net revenues, a non-GAAP measure, provides more meaningful information to us about the operating revenues generated from our various charters than gross revenues. Net revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and industry averages. Accordingly, the discussion of revenue below focuses on net revenues.

(in thousands of $, except for average daily time charter equivalent earnings )

                                      2006        2005      Change      Change
                                      ----        ----      ------      ------

Total operating revenues             239,697     171,042      68,655       40%
Voyage expenses                      (9,582)     (4,594)     (4,988)     (109%)
---------------------------------- ---------- ----------- ----------- ---------
Net revenues                         230,115     166,448      63,667       38%
---------------------------------- ---------- ----------- ----------- ---------

Average daily time charter
  equivalent earnings                 55,700      46,200       9,500       21%
---------------------------------- ---------- ----------- ----------- ---------

        The increase in net revenues from 2005 to 2006 was primarily driven by two key factors. Firstly by additional vessels added to our fleet, generating additional revenue, and secondly stronger earnings from the spot market, most noticeably in the fourth quarter of 2006. The strength of the spot market was largely as a consequence of a reduced number of available LNG vessels, as a result of ships being used as "Floating Storage" for LNG traders seeking to take advantage of potential gains from trading both regional and seasonal price differentials. This reduced the number of vessels available in the spot market, which helped increase spot rates and improved utilization. However, a decline in rates and utilization is expected in the first half of 2007 as a result of a low level of available spot LNG cargos and an increase in the available number of ships following the release of vessels used for floating storage, together with additional uncommitted tonnage joining the LNG carrier fleet in 2007.

        The Grandis and the Granosa were additions to the fleet following their delivery from the shipyards in January 2006 and June 2006 respectively. The Gracilis was delivered in early January 2005. All three of these vessels operated under the Shell five-year charter arrangement, which for each vessel, commenced on the later of December 2005 or on delivery. The Golar Winter and Golar Frost operated on the spot market throughout 2005 and 2006. The Golar Spirit traded in the spot market following the end of its long-term charter with Pertamina in November 2006. As mentioned earlier under 'Potential future activities', Golar Spirit will enter the shipyard for conversion into a Floating Storage Regasification Unit (FSRU) in October 2007, with delivery in March 2008. Consequently this will restrict its available trading days and ability to earn spot revenues in 2007. The available trading days from these vessels in 2006 and 2005 was therefore 2,024 and 1,455 days, respectively. Commercial waiting days were 303 for 2006 and 612 for 2005 or 15% and 42% of available trading days for these vessels, respectively. The total net revenues generated by these vessels in 2006 were $107.3 million as compared to $44.2 million in 2005.

        Revenues are also affected by the off-hire associated with scheduled drydockings which incur off-hire of somewhere between 15 and 60 days depending on the length of the required docking and the time it takes to get to the shipyard. One drydock took place in 2005 while there were two in 2006. Unscheduled off-hire for repairs was limited to a few days in both years.

        Included within net revenues are voyage expenses. All our vessels operated under time charters albeit that some of these were for short periods of time. Under a time charter the charterer pays voyage costs. As soon as the time charter finishes or when the vessel is waiting for employment (commercial waiting time) these costs are payable by us. A significant portion of the 2006 cost was incurred against the three vessels (the Grandis, Granosa and the Gracilis) chartered to Shell with most of the remainder being incurred by the spot trading vessels, Golar Winter and Golar Frost. As mentioned above, the increase in voyage expenses can be attributed to the addition of the Grandis and Granosa to the fleet in 2006.

Vessel Operating Expenses

(in thousands of $)                         2006      2005     Change    Change
------------------------------------- ----------- --------- ---------- ---------
Vessel operating expenses                 44,490    37,215      7,275       20%
------------------------------------- ----------- --------- ---------- ---------

Average daily vessel operating costs      10,558    10,210        348        3%
------------------------------------- ----------- --------- ---------- ---------

        The increase in vessel operating expenses reflects the addition of the Grandis and the Granosa to our fleet during 2006. Although it is generally cheaper to operate new ships than older ships, the fall in daily operating costs that would usually accompany a reduction in the average age of the fleet did not materialise in 2006. This is primarily due to the rising cost of recruiting Officers for the new ships and retaining Officers on the existing fleet. In the years ended December 31, 2006 and 2005, the average daily operating costs of our vessels were $10,558 and $10,210, respectively. Average daily vessel operating costs is calculated by dividing vessel costs by the number of calendar days.

        Our decision in February 2005, to reorganize our vessel management function by outsourcing day-to-day technical functions to third party managers has however, we believe, helped contain the rise in operating costs. At $10,558, the 2006 average operating cost per day is $1,242 lower than the 2004 pre-outsourcing equivalent, albeit with a younger fleet in 2006. Some of this reduction is due to savings in management related costs. Prior to the April 2005 reorganization we allocated an amount of overheads, onshore costs such as technical and operational staff support, information technology and legal, accounting and corporate costs attributable to vessel operations, to vessel operating expenses. Subsequent to the reorganization we no longer allocate overhead cost but rather incur third party management fees, which effectively represent the cost of a similar resource. The amount of overhead we allocated to vessel operating expenses in 2005 was $1,124 per vessel day. In 2006, the external management fees for our vessels amounts to a cost of $583 per vessel per day.

         On a like-for-like basis, technical and insurance costs are consistent with 2005, but crew costs have increased significantly and account for most of the 2006 increase. With a continuing shortage of LNG Officers, upward pressure on employment costs is expected to prevail through 2007 and beyond. Additionally, a developing shortage of Ratings is also likely to result in pay awards that exceed historical levels. Collectively, crew costs are anticipated to increase between 10 and 15 percent in 2007.

Administrative & Restructuring Expenses

(in thousands of $)               2006          2005     Change        Change
------------------------- ------------- ------------- ---------- -------------
Administrative expenses         13,657        12,219      1,438           12%
------------------------- ------------- ------------- ---------- -------------
Restructuring expenses               -         1,344    (1,344)        (100%)
------------------------- ------------- ------------- ---------- -------------

        The increase in administrative expenses in 2006 was mainly due to a charge of $2.8m (2005: $nil) relating to employee stock options, which were granted in 2006; offset by the reduction in related project expenses. We incurred costs amounting to $0.6 million (2005: $2.2 million) in respect of the various projects that we are developing that we have expensed to administrative expenses. For the year ended December 31, 2006, these mainly related to the Cyprus FPGP project and the Livorno FSRU project.

        A significant proportion of our administrative expenses are incurred in GBP at our administrative office in London. Movements in the exchange rate of the US dollar against GBP will therefore impact our future administrative expenses. Consequently, the movement in the average exchange rate partly contributed to an increase in general administrative expenses in 2006.

        As noted above, the restructuring expense of $1.3 million in the prior year related to the outsourcing of our day-to-day technical functions to third party ship managers, which resulted in the loss of some of our staff in our London and Bilbao offices.

Depreciation and Amortization


(in thousands of $)                         2006      2005    Change     Change
--------------------------------------- --------- --------- --------- ----------

Depreciation and amortization             56,822    50,991     5,831        11%
--------------------------------------- --------- --------- --------- ----------

        Depreciation and amortization has increased mainly due to the addition of the Grandis at the beginning of the year and the Granosa to the fleet mid way through 2006 as well as an increase in drydock amortization as a result of drydocks that took place in 2006 and 2005.


Net Financial Expenses


(in thousands of $)                                                        2006            2005         Change           Change
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Interest income from capital lease restricted cash deposits              36,891          32,933          3,958              12%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other interest income                                                     3,815           2,720          1,095              40%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Interest Income                                                          40,706          35,653          5,053              14%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Capital lease interest expense                                         (50,375)        (39,664)       (10,711)            (27%)
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other debt related interest expense                                    (50,923)        (42,815)        (8,108)            (19%)
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Interest Expense                                                      (101,298)        (82,479)       (18,819)              23%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Mark-to-market adjustments for interest swap derivatives                  5,921          14,125        (8,204)            (58%)
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for lease
related currency swap derivatives                                         3,187         (4,011)          7,198             179%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Mark-to-market adjustments for equity swap derivative                     (777)           1,313        (2,090)           (159%)
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Natural gas forward contract                                              2,045               -          2,045              N/a
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other                                                                   (1,940)         (3,920)          1,980              51%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other Financial Items, net                                                8,436           7,507            929              12%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------


        The increase in lease deposit interest income is mainly due to our higher lease deposits in 2006, as compared to 2005, as a result of the lease finance we entered into in respect of the Grandis. Other interest income has increased as a result of higher US dollar interest rates partly offset by slightly lower average cash holdings.

        Capital lease interest expense has increased as a result of higher interest rates together with the drawdown of the final installment of the Grandis lease (prior to delivery, interest was capitalized) on its delivery in January 2006. Whilst the leases we entered into during 2003 had cash deposits similar in amount to their respective lease obligation the Golar Winter lease (entered into in 2004) and the Grandis lease deposits partially securing their lease obligations are significantly less than the lease obligation themselves. Therefore the addition of the Golar Winter lease and the Grandis lease has had a bigger impact on lease interest expense than it has on lease deposit interest income.

        Debt interest has increased because of additional debt incurred during 2005 and 2006 and because of increased U.S dollar interest rates. Long-term and short-term debt obligations were $826 million as at December 31, 2005 and $876 million as at December 31, 2006. The increase is due to the addition of the $120 million Granosa loan in June 2006; offset by debt repayments of $69 million.

        Mark-to-market adjustments for interest swap derivatives resulted in a gain of $5.9 million in 2006. This is mainly due to the increase in long-term swap rates.

        Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. The gain in 2006 was mainly due to the depreciation of the US dollar against British Pounds and in 2005 the loss is mainly due to an appreciation of the US dollar against British Pounds. Of the $3.2 million net foreign exchange gain in 2006, a gain of $20.8 million (2005: $19.7 million loss) arose in respect of the mark-to-market valuation of the currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into US dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays US dollars). The gain arose due to the depreciation of the U.S dollar against the British Pound during the year and represents an unrealised gain. The loss on retranslation of the lease obligation in respect of the Golar Winter lease which this swap hedges, was $20.1 million (2005: $18.5 million gain). This loss also represents an unrealized loss.

        In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia, or BNS in connection with a share buy back scheme of ours as discussed further below under 'Liquidity and Capital Resources - Derivatives'. In October 2006 this facility was extended for a further twelve months. The mark-to-market adjustment resulted in a loss of $0.8 million in 2006 (2005: $1.4 million gain). In May 2007, we terminated this facility and bought back the related shares from BNS.

        In 2006, the Company entered into a forward contract, which Arcadia Limited ("Arcadia") executed on our behalf, to hedge the natural gas commodity price prior to entering into a charter, the rate for which was partly dependent upon the price of natural gas. Having fixed the charter rate the contract was terminated, resulting in us recognizing a realized gain of $2.0 million in the period. Arcadia is indirectly controlled by the Company's chairman, John Fredriksen.

        Other items represent, amongst other things, bank charges and the amortization of debt related expenses. The decrease in 2006 is primarily due to the write-off of $1.8 million financing fees in 2005, as a result of the refinancing of the Golar Gas Holdings loan in March 2005.

Minority Interest and Income Taxes

(in thousands of $)                    2006       2005     Change    Change
---------------------------------- --------- ---------- ---------- ---------
Minority interest                     7,049      8,505    (1,456)     (17%)
---------------------------------- --------- ---------- ---------- ---------
Income taxes                          1,257        818        439       54%
---------------------------------- --------- ---------- ---------- ---------

        Minority interest, consisting of the 40% interest in the Golar Mazo, decreased as a result of lower net income from the Golar Mazo, our 60% owning subsidiary company. This decrease was mainly due to a smaller gain on the mark-to-market movement of the Golar Mazo interest swap in 2006.

        Income taxes relate primarily to the taxation of our UK management operations and also UK based vessel operating companies we established subsequent to April 2003.

Equity in Net Earnings of Investees

(in thousands of $)                           2006      2005   Change    Change
----------------------------------------- --------- --------- -------- ---------
Share of net earnings in Korea Line         17,360    18,492   (1,132)      (6%)
----------------------------------------- --------- --------- -------- ---------
Share of losses in other investees           (371)         -    (371)       N/a
----------------------------------------- --------- --------- -------- ---------
Equity in net earnings of investees         16,989    18,492   (1,503)      (8%)
----------------------------------------- --------- --------- -------- ---------

        Korea Line operates in the drybulk market, as well as operating some LNG vessels, and charters out its own vessels as well as chartered in vessels on short-term and long-term contracts. During the latter part of 2005 the drybulk market weakened, having had a strong first half in 2005, and this weakness continued into 2006. However, during 2006 and particularly during the fourth quarter (and moving into 2007) the drybulk market has strengthened significantly and Korea Line's fourth quarter results were good. In April 2007, we disposed of
1.1 million shares in Korea Line, for proceeds of $77.9 million. As a result, as of the date of disposal we will no longer equity account for our share of Korea Line's net earnings. Between May and June 2007, we disposed of the balance of our shareholding for $95 million.

        Our share of losses in other investees refers to our investments in LNGL, OLT-O and ECGS that we are accounting for under the equity method as discussed above under 'Possible future activities'.

Net Income

        As a result of the foregoing, we earned net income of $71.7 million in 2006, increased from $34.5 million in 2005.

Year ended December 31, 2005, compared with the year ended December 31, 2004


Operating Revenues

(in thousands of $)                    2005       2004      Change    Change
--------------------------------- ---------- ---------- ----------- ---------
Time charter revenues               171,008    159,854      11,154        7%
Voyage charter revenues                   -      2,412     (2,412)     (100%)
Vessel management fees                   34      1,144     (1,110)      (97%)
--------------------------------- ---------- ---------- ----------- ---------
Total Operating revenues            171,042    163,410       7,632        5%
--------------------------------- ---------- ---------- ----------- ---------

--------------------------------- ---------- ---------- ----------- ---------
Average time charter
  equivalent earnings                46,200     54,900     (8,700)      (16%)
--------------------------------- ---------- ---------- ----------- ---------

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

        Revenues are also affected by the offhire associated with scheduled drydockings which incur off-hire of somewhere between 15 and 60 days depending on the length of the required docking and the time it takes to get to the shipyard. Two drydocks took place in 2004 while there was only one in 2005. Unscheduled off-hire for repairs was limited to a few days in both years.

Vessel Operating Expenses

(in thousands of $)                       2005       2004     Change    Change
------------------------------------- --------- ---------- ---------- ---------
Vessel operating expenses               37,215     35,759      1,456        4%
------------------------------------- --------- ---------- ---------- ---------

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

        Upward pressure remains on crew and in particular insurance costs, which were increased in 2005 on a like for like basis.

Voyage expenses

(in thousands of $)                      2005      2004     Change     Change
------------------------------------ --------- --------- ---------- ----------
Voyage expenses                         4,594     2,561      2,033        79%
------------------------------------ --------- --------- ---------- ----------

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

Administrative & Restructuring Expenses

(in thousands of $)                       2005       2004    Change     Change
------------------------------------- --------- ---------- --------- ----------
Administrative expenses                 12,219      8,471     3,748        44%
------------------------------------- --------- ---------- --------- ----------
Restructuring expenses                   1,344          -     1,344        N/a
------------------------------------- --------- ---------- --------- ----------

        Administrative expenses have increased significantly in 2005. While some of this increase was due to overall general cost increases, including additional accounting and auditing costs associated with Sarbanes Oxley Act compliance, the increase is mainly due to project related expenses. We incurred costs amounting to $2.2 million in respect of the various projects that we are developing that we have expensed to administrative expenses. These costs related in particular to the Cyprus FPGP project, the FSRU conversion contract with Keppel and our agreements and joint development in Egypt.

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

Depreciation and Amortization

(in thousands of $)                         2005      2004    Change    Change
--------------------------------------- --------- --------- --------- ---------
Depreciation and amortization             50,991    40,502    10,489       26%
--------------------------------------- --------- --------- --------- ---------

        Depreciation and amortization has increased due to the addition of the Golar Winter and the Golar Frost to the fleet part way through 2004 and the Gracilis in January 2005 as well as an increase in drydock amortization as a result of drydocks that took place in 2004 and 2005.

Net Financial Expenses

(in thousands of $)                                                        2005            2004         Change           Change
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Interest income from capital lease restricted cash deposits              32,933          30,509          2,424               8%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other interest income                                                     2,720           1,370          1,350              99%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Interest Income                                                          35,653          31,879          3,774              12%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Capital lease interest expense                                         (39,664)        (33,850)          5,814              17%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other debt related interest expense                                    (42,815)        (28,137)         14,678              52%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Interest Expense                                                       (82,479)        (61,987)         20,492              33%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Mark-to-market adjustments for interest swap derivatives                 14,125           5,581          8,544             153%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for lease
related currency swap derivatives                                       (4,011)           1,496        (5,507)           (368%)
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Mark-to-market adjustments for equity swap derivative                     1,313               -          1,313              N/a
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other                                                                   (3,920)         (2,273)        (1,647)            (73%)
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------
Other Financial Items, net                                                7,507           4,804          2,703              56%
--------------------------------------------------------------- ---------------- --------------- -------------- ----------------

        The increase in lease deposit interest income is due to moderately higher deposit balances as a result of the finance lease transaction that we entered into in April 2004 in respect of the Golar Winter. It is also due to moderately higher British Pound interest rates in 2005, with an average received rate of 4.76% as compared to 4.58% in 2004; our lease deposit balances being held in British Pounds. Other interest income has increased as a result of higher U.S. dollar interest rates partly offset by slightly lower average cash holdings.

        Capital lease interest expense has increased due to higher interest rates but also because of the addition of the Golar Winter lease in April 2004; i.e. there was a full year's interest in 2005 but only 9.5 months in 2004.

        The addition of the Golar Winter lease has affected both lease interest expense and interest income. However, while the leases we entered into during 2003 had cash deposits similar in amount to their respective lease obligation the Golar Winter lease deposit partially securing the lease obligations is significantly less than the lease obligation itself. Therefore the addition of the Golar Winter lease has had a bigger impact on lease interest expense than it has on lease deposit interest income.

        Debt interest has increased because of additional debt incurred during 2004 and 2005 and because of increased U.S. dollar interest rates. Long-term and short-term debt obligations were $703 million as at December 31, 2004 and $826 million as at December 31, 2005. The increase is due to the addition of the $120 million Gracilis (previously known as the Golar Viking) loan in January 2005 together with an additional $58 million in respect of the refinancing of the Golar Gas Holdings loan in March 2005 (as discussed further under 'Liquidity and Capital Resources'); offset by debt repayments of $55 million, excluding the refinancing repayment in respect of the Golar Gas Holdings loan.

        Mark-to-market adjustments for interest swap derivatives have resulted in increased gains in 2005 as compared to 2004. This is mainly due to the increase in long-term swap rates. In addition we entered into an additional $215 million of interest rate swaps during 2005, which contributed a mark-to market gain of $3.8 million.

        Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction. The gain in 2004 was mainly due to the depreciation of the U.S. dollar against British Pounds and in 2005 the loss is mainly due to an appreciation of the U.S. dollar against British Pounds. Of the $4 million net foreign exchange loss in 2005, a loss of $19.7 million (2004: $6.7 million gain) arose in respect of the mark-to-market valuation of the currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. dollars). The loss arose due to the appreciation of the U.S. dollar against the British Pound during the year. This loss represents an unrealized loss. The gain on retranslation of the lease obligation in respect of the Golar Winter lease which this swap hedges, was $18.5 million (2004: $7.6 million loss). This gain also represents an unrealized gain.

        In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with BNS in connection with a share buy back scheme of ours as discussed further below under 'Liquidity and Capital Resources - Derivatives'. The gain of $1.4 million represents the mark-to-market valuation of this derivative.

        Other items represent, among other things, bank charges and the amortization of debt related expenses. The increase in 2005 is due to the write off of $1.8 million of financing fees as a result of the refinancing of the Golar Gas Holdings loan in March 2005.

Minority Interest and Income Taxes

(in thousands of $)                         2005      2004   Change    Change
---------------------------------------- -------- --------- -------- ---------
Minority interest                          8,505     7,575      930       12%
---------------------------------------- -------- --------- -------- ---------
Income taxes                                 818       420      398       95%
---------------------------------------- -------- --------- -------- ---------

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

Equity in net earnings of investee

(in thousands of $)                          2005      2004     Change   Change
---------------------------------------- --------- --------- ---------- --------
Equity in net earnings of investee         18,492    13,015      5,477      42%
---------------------------------------- --------- --------- ---------- --------

        During the first half of 2004, we increased our interest in Korea Line from 10% at December 31, 2003 to 21% by June 2004. In accordance with Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock" we changed our accounting treatment of the investment to the equity method of accounting to reflect our ability to exercise significant influence over the investee subsequent to December 31, 2003. The investment had previously been accounted for as "available for sale". The year ended December 31, 2004 was the first year in which we have included a share of earnings in Korea Line. Korea Line operates in the drybulk market, as well as operating some LNG vessels, and charters out its own vessels as well as chartered in vessels on short-term and long-term contracts. During 2004 and the first half of 2005 Korea Line capitalized on a good drybulk market and made significantly more operating profit than in 2003. Their LNG vessels, as well as some of their other vessels, are on long-term charters and therefore produce steady returns. During the second half of 2005, the drybulk market has declined and charter rates have reduced significantly and in the third quarter of 2005 they actually made a loss. Overall the net result of Korea Line was the same in 2004 as it was in 2005 even though operating profits were higher in 2004. The reason for this is primarily that a new shipping tax system has been introduced in Korea and so Korea Line's tax charge in 2005 is greatly reduced from that in 2004. The reason why our share of earnings in 2005 is higher than in 2004 when their net results were very similar for both years is that we built up our shareholding from 10% at the beginning of 2004 to 21% by June 2004. The fact that our percentage share was lower for this period and that Korea Line made the majority of the year's profit during the first half of 2004 has meant that we actually have a lower share of net earnings in 2004 as compared to 2005.

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

        Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swap and a natural gas forward contract, which is discussed further below under "Derivatives".

        Revenues from our time charters are received monthly in advance. Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to the major cost, fuel, of these items being paid for by the charterer under time charters. We believe our current resources are sufficient to meet our working capital requirements for our current business; however, the development of our project portfolio, in particular our FSRU conversion project (in respect of initial capital outlays and loss of earnings of the vessel during modification) will result in increased working capital requirements. The financing of our projects is discussed further below.

        We may also require additional working capital in relation to our three vessels operating in the spot market depending on their employment and possibly in respect of the three ships we have chartered to Shell, as these charters are at market related rates.

        At December 31, 2006, we estimated average daily cash breakeven rates for our six vessels exposed to the spot market as approximately $42,000 per day. These are the daily rates that these vessels must earn to cover payment of budgeted operating costs, estimated interest costs and scheduled loan and lease principal repayments.

        In February 2007, we entered into an agreement to sell our newbuilding hull 2244 to an unrelated third party for the gross consideration of $92.5 million. The sale proceeds were received on March 30, 2007.

        Between April and May 2007, we disposed of our entire interest in Korea Line for total consideration of approximately $173 million.

        Based on our improved results in 2006 and proceeds from the sale of our newbuilding hull 2244, in March 2007, we declared a cash dividend of $0.50 per share representing a total cash payment of $32.8 million, paid at the end of March 2007. In May 2007, in connection with our 2007, first quarter results, we declared a further dividend of $0.50 per share and in June 2007, and we declared an extraordinary dividend, of $0.75 per share following the sale of our remaining Korea Line shares.

        In May 2007, we terminated our equity swap and bought back the related 1,241,300 shares, at a net cost of $15.4 million.

        The following table summarizes our cash flows from operating, investing and financing activities:

(in millions of U.S.$)
                                                         Year Ended December 31,
                                                       2006     2005      2004
                                                       ----     ----      ----

Net cash provided by operating activities              117.2     71.0      82.0

Net cash used in investing activities                (269.0)  (213.2)   (356.1)

Net cash provided by financing activities              146.2    152.8     207.8

Net (decrease) increase in cash and cash equivalents   (5.6)     10.6    (66.3)

Cash and cash equivalents at beginning of year          62.2     51.6     117.9

Cash and cash equivalents at end of year                56.6     62.2      51.6

        In addition to our cash and cash equivalents noted above, as at December 31, 2006, 2005 and 2004, we had short-term restricted cash of $52.3, $49.4 million and $42.0 million, respectively, that represents balances retained on restricted accounts in accordance with certain lease and loan requirements, and for 2006 and 2005, certain requirements in respect of our equity swap. These balances act as security for and over time are used to repay lease and loan obligations. Our long-term restricted cash balances were $778.2 million, $696.3 million and $714.8 million as at December 31, 2006, 2005 and 2004 respectively. These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

        Cash generated from operations increased in 2006 from 2005 largely due to the addition of two vessels (the Grandis and Granosa) to the fleet and higher earnings from our vessels on the spot market arising from improved spot rates and higher utilization in 2006. In 2005, cash generated from operations decreased from 2004 principally because of the commercial waiting time incurred by our newly delivered vessels. The Golar Winter, Golar Frost and the Gracilis (delivered in January 2005) suffered a substantial amount of commercial waiting time and therefore traded at a loss in 2005.

        Net cash used in investing activities has principally been in respect of our newbuilding program together with the funding of deposits to provide security for capital lease obligations. Our investment in our newbuildings, principally purchase installments, was $240.9 million, $140.0 million and $278.6 million for 2006, 2005 and 2004 respectively. Our deposits made to provide security for capital lease obligations, net of withdrawals, were withdrawals of $2.2 million in 2006 and deposits of $64.4 million and $47.2 million for 2005 and 2004, respectively. The vast majority of the funds for these deposits came from related financing activities. We invested $21.9 million in the purchase of equity securities in Korea Line in 2004. In 2005 we invested $3.0 million in TORP technology. In 2006, we invested $8.6 million in LNGL, $5.0 million in OLT-O and $0.5 million in other investments. Our other investing cash flows relate to additions to vessels and equipment (including payments relating to the FSRU), which amount to $16.7 million, $5.7 million and $8.2 million for 2006, 2005 and 2004 respectively.

        Net cash provided by financing activities is principally generated from funds from new debt and lease finance offset by debt repayments. As noted above a proportion of our new debt and lease finance in 2005 and 2004 was used to make deposits to provide security for the obligations.

        In 2006, we drew down a total of $120 million in debt in relation to the Granosa and received proceeds of $103 million in respect of lease financing arrangements in relation to the Grandis. We made total debt repayments of $69.4 million in 2006.

        In 2005, we drew down a total of $420 million, of which $120 million related to the financing for the Gracilis and $300 million was in respect of the refinancing of an existing loan. We also received $44.8 million in respect of lease financing arrangements in relation to the Grandis, all of which was invested as a pre-delivery security deposit. We made debt repayments of $297.2 million in 2006, of which $242.2 million related to the refinancing and new $300 million loan noted above. We also repurchased 50,000 of our shares during 2005 at a cost of $0.7 million.

        During 2004, we drew down a total of $110 million in debt in relation to the Golar Frost and received proceeds of $163.7 million from lease financing arrangements in relation to the Golar Winter. Repayments of debt totalled $62.3 million in 2004.

Borrowing activities

        Long-Term Debt

        The following is a summary of the Company's long-term debt facilities. Refer to Note 24 to the Company's audited Consolidated Financial Statements included herein for detail.

        Mazo facility

        In November 1997, Osprey, our predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus a margin. The loan is repayable in bi-annual installments ending in June 2013. The debt agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan.

        Golar Gas Holding facility

        In March 2005, we refinanced two existing loan facilities in respect of five of our vessels with a banking consortium. This new first priority loan, or Golar Gas Holding facility, is for an amount of $300 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of six years and is repayable in 24 quarterly installments and a final balloon payment of $79.4 million payable on April 14, 2011. The loan is secured by the assignment to the lending banks of a mortgage given to Golar Gas Holding Company Inc., a subsidiary of ours, by the lessor of the five vessels that are part of the Five Ship Leases.

        Methane Princess facility

        In August 2003, we refinanced an existing loan in connection with a lease finance arrangement in respect of the newbuilding the Methane Princess. The new facility, which we refer to as the Methane Princess facility, is for $180 million and is repayable in monthly installments with a final balloon payment of $116.4 million payable in August 2015. It accrues a floating rate of interest of LIBOR plus a margin up to the date the vessel was delivered to the Charterer under the BG Charter and thereafter at LIBOR plus a reduced margin determined by reference to Standard and Poors, or S&P, rating of the Charterer from time to time. The margin could increase if the rating for the Charterer at any time fell below an S&P rating of "B". The loan is secured by the assignment to the lending bank of a mortgage given to us by the lessor of the Methane Princess Lease.

        Golar Frost facility

        In March 2004, we entered into a secured loan facility for an amount of $110.0 million, in respect of our newbuilding the Golar Frost, which we refer to as the Golar Frost Facility. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin, with a term of four years. It is repayable in seven semi-annual installments together with a final balloon payment of $97.5 million due in June 2008, pursuant to the lending banks approval of an extension of the loan for one year in June 2006. In June 2007, the lending banks approved a further extension of one year in respect of this facility. As noted above under 'Possible future activities' if the Livorno project goes ahead we expect the Golar Frost to be sold into the project. The proceeds will then be used to settle the loan obligation or the loan will be refinanced.

        Gracilis facility

        In January 2005, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Gracilis, which we refer to as the Gracilis facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments, commencing in April 2005 and a final balloon payment of $101 million.

        Granosa facility

        In April 2006, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Granosa, which we refer to as the Granosa facility. The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of five years and is repayable in 20 quarterly installments, commencing in May 2006 and a final balloon payment of $92.6 million.

        After these transactions, as at December 31, 2006, we had total long-term debt outstanding of $876.4 million, compared with $825.7 million and $703.0 million at December 31, 2005 and 2004, respectively.

        The outstanding debt of $876.4 million as of December 31, 2006, was repayable as follows:

Year ending December 31,
(in millions of U.S.$)

2007                                                                   72.6
2008                                                                  167.2
2009                                                                   73.5
2010                                                                  172.6
2011                                                                  212.1
2012 and later                                                        178.4
-------------------------------------------------------------- -------------
                                                                      876.4
============================================================== =============

        The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.80% to 1.5%.

        Capital Lease Obligations

        The following is a summary of the Company's Capital Lease Obligations. Refer to Note 25 to the Company's audited Consolidated Financial Statements included herein for detail.

        Five ship leases

        In April 2003, we entered into our first finance lease arrangement. We sold five, 100 percent owned subsidiaries to a financial institution in the United Kingdom (UK), which we refer to as the UK Lessor. The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset. Subsequent to the sale of the five entities, we entered into 20-year leases in respect of each of the five vessels under five separate lease agreements, which we refer to as the Five Ship Leases. Our obligation to the UK Lessor is primarily secured by letters of credit provided by other banks, which are themselves secured by cash deposits. Lease rentals are payable quarterly. At the end of each quarter the required value of the letters of credit to secure the present value of rentals due under the leases will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds, in our cash deposits securing the LC's, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

        The profiles of the Five Ship Leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases. The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2006, was $535.6 million

        Methane Princess lease

        In August 2003, we entered into our second finance lease arrangement. We novated the Methane Princess newbuilding contract prior to completion of construction and subsequently leased the vessel from the same financial institution in the UK, which we refer to as the UK Lessor. Our obligation to the UK Lessor is primarily secured by a letter of credit provided by another bank, which is itself secured by a cash deposit. Lease rentals are payable quarterly. At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the lease will be recalculated taking into account the rental payment due at the end of the quarter. The surplus funds, in our cash deposits securing the LC, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

        The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain a letter of credit to secure the lease obligation as of December 31, 2006, was $185.7 million.

        Golar Winter lease

        In April 2004, we signed a lease agreement in respect of our newbuilding the Golar Winter, to which we refer to as the Golar Winter Lease, with another UK bank (the 'Lessor') for a primary period of 28 years. Under the agreement we received an amount of $166 million. Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank (the 'LC Bank'). We deposited $39 million with the LC bank as security for the letter of credit at the same time we entered into the lease. The effective amount of net financing received is therefore $127 million before fees and expenses.

        The Golar Winter Lease is denominated in British pounds while its cash deposit is denominated in USD. The value of the cash deposit used to obtain a letter of credit to partly secure the lease obligation in respect of the Golar Winter as of December 31, 2006, was $48.6 million. In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays U.S. dollars).

        Grandis lease

        In April 2005, we signed a lease agreement in respect of our newbuilding, the Grandis, to which we refer to as the Grandis Lease, with another UK bank (the 'Grandis Lessor') for a primary period of 30 years. Under the agreement we received an amount of $150 million of which $47 million was received in April 2005 with the remainder received on delivery of the vessel in January 2006. Our obligations to the lessor under the lease are secured by (inter alia) a letter of credit provided by another UK bank. This letter of credit is secured by a cash deposit of $45 million, which we deposited at the same time as entering into the lease. The Grandis lease obligation and associated cash deposit are both denominated in USD. The effective amount of net financing is therefore $105 million, before fees and expenses.

        As at December 31, 2006, the Company is committed to make minimum rental payments under capital lease, as follows:


Year ending December 31,                                     Five          Methane          Golar
                                                             ship          Princess         Winter       Grandis
                                                             Leases         Lease           Lease         Lease          Total
                                                             ------         -----           -----         -----          -----
(in thousands of U.S.$)
2007                                                         28,423           7,400         12,501         9,294         57,618
2008                                                         29,863           7,733         12,501         9,294         59,391
2009                                                         31,357           8,069         12,501         9,294         61,221
2010                                                         32,924           8,405         12,501         9,294         63,124
2011                                                         34,571           8,746         12,501         9,294         65,112
2012 and later                                              773,730         365,046        256,268       239,809      1,634,853
------------------------------------------------------ ------------- --------------- -------------- ------------- --------------
Total minimum lease payments                                930,868         405,399        318,773       286,279      1,941,319
Less: Imputed interest                                    (413,158)       (225,659)      (151,102)     (136,366)      (926,285)
------------------------------------------------------ ------------- --------------- -------------- ------------- --------------
Present value of minimum lease payments                     517,710         179,740        167,671       149,913      1,015,034
====================================================== ============= =============== ============== ============= ==============

        For all our leases other than the Grandis lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Five Ship Leases and the Methane Princess Lease, and based upon USD LIBOR for the Winter Lease. Our lease obligation in respect of the Grandis and the associated cash deposit are denominated in USD. Seven of our leases are therefore denominated in British pounds. The majority of this British pound capital lease obligation is hedged by British pound cash deposits securing the lease obligations or by currency swap. This is not however a perfect hedge and so the movement in currency exchange rate between the U.S. dollar and the British pound will affect our results (see Item 11- Foreign currency risk).

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

Debt and lease restrictions

        Our existing financing agreements (debt and leases) impose operating and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and lessors. In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios. Such ratios include equity ratio, working capital ratios and earnings to net debt ratio covenants, minimum net worth covenants, minimum value clauses, and minimum free cash restrictions in respect of our subsidiaries and us. With regards to cash restrictions we have covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis.

        As of December 31, 2006, 2005 and 2004, we complied with all covenants of our various debt and lease agreements.

        In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar.

Derivatives

        We use financial instruments to reduce the risk associated with fluctuations in interest rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interests to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. We also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas, which can impact our charter rates, and to some extent for speculative purposes. As at December 31, 2006, our interest rate swap agreements effectively fixed our floating interest rate exposure on $479.1 million of floating rate debt. Our swap agreements have expiry dates between 2007 and 2015 and have fixed rates of between 3.03% and 6.43%.

        As noted above (see 'Golar Winter Lease') we have entered into a currency swap to hedge an exposure to British pounds in respect of the Golar Winter Lease.

        In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with BNS in connection with a share buy back scheme of ours, whereby BNS may acquire an amount of shares up to a maximum of 3.2 million in us during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. In October 2006, this facility was extended by a further twelve months. As at December 31, 2006, BNS had acquired a total of 1,070,000 Golar shares under the Programme at an average price of $11.15. The asset of $0.8 million represents the mark-to-market valuation of this derivative. In April 2007, BNS had acquired a further 171,300 shares at an average price of $13.35. In May 2007, we terminated this facility and bought back the 1,241,300 underlying shares at a net cost of $14.8 million.

        We enter into natural gas forward contracts and futures for trading purposes in order to manage our exposure to the risk of movements in the spot and future price of natural gas in particular where this could impact our charter rates, and to some extent for speculative purposes. During 2006, the Company entered into a forward contract, which Arcadia executed on our behalf, to hedge the natural gas commodity price prior to entering into a charter, the rate for which was partly dependent upon the price of natural gas. Having fixed the charter rate the contract was terminated, resulting in us recognizing a realized gain of $2.0 million in 2006.

Newbuilding Contracts and Capital Commitments

        As at December 31, 2006, we had one newbuilding still under construction with amounts outstanding and payable under the contract totalling approximately $116 million, excluding financing costs, which were due in installments over the period to June 2007. However, in February 2007, we entered into an agreement to sell newbuilding hull 2244 to an unrelated third party and received sale proceeds of $92.5 million in March 2007. As of June 29, 2007, we had no newbuildings under construction.

        In December 2005, we entered into a contract for the conversion of an existing LNG carrier into a LNG FSRU; this contract is to be used to modify the Golar Spirit.

        The following table sets out as at December 31, 2006 and June 29, 2007 the estimated timing of the remaining commitments under our present contracts noted above. Actual dates for the payment of installments may vary due to progress of the construction/conversion.

(in millions of U.S. $)              June 29, 2007          December 31, 2006
-------------------------------- ------------------- --------------------------
2007                                      14.1                      155.1
2008                                       7.6                        7.6
-------------------------------- ------------------- --------------------------
Total                                     21.7                      162.7
================================ =================== ==========================

Critical Accounting Estimates

        The preparation of the Company's financial statements in accordance with U.S GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Item 18 - Financial Statements: Note 2 - Summary of Significant Accounting Policies.

Vessels and impairment

        Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels, which on average for our fleet extends over a 26-year period. We have assumed that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically. Factors we consider important which could affect recoverability and trigger impairment include significant underperformance relative to expected operating results and significant negative industry or economic trends.

        We follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest. We believe that the carrying value of many of our vessels is below their fair value because we allocated negative goodwill to certain vessels associated with our acquisition from Osprey. Since inception, our vessels have not been impaired.

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

Pension Benefits

        The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 23 of the notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Recently Issued Accounting Standards and Securities and Exchange Commission
Rules

        In February 2007, the Financial Accounting Standards Board ('FASB') issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115, which permits entities to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. It applies to Golar effective January 1, 2008. The Company is currently evaluating the impact of FAS 159 on its consolidated results of operations, financial position and cash flows.

        In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for Golar on January 1, 2008. The Company is currently evaluating the potential impact of FAS 157 on its consolidated results of operations, financial position and cash flows.

        In March 2006, the FASB issued SFAS 156 an Amendment of SFAS 140, which addresses the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, SFAS 156 addresses recognition and measurement of separately recognized servicing assets and liabilities, clarifies when an obligation to service financial assets should be separately recognized, requires fair value measurement, and permits choice of amortization or FV methods for subsequent measurement. This Statement was effective for Golar on January 1, 2007 and did not have a significant impact on its consolidated results of operations, financial position and cash flows.

        In February 2006, the Financial Accounting Standards Board issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 was effective for Golar for the period beginning January 1, 2007, and did not have a significant impact on its consolidated results of operations, financial position, and cash flows.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109 ('FIN 48'). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting in interim periods, disclosure, and transition. This interpretation was effective for Golar on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

        In October 2006, the FASB issued this FSP, which addresses certain technical corrections FASB Statement No. 123(R). Specifically, it amends (a) paragraph A240(d)(1) to exempt nonpublic entities from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and share options expected to vest, (b) paragraph A102 of Illustration 4(b) to revise the computation of the minimum compensation cost that must be recognized to comply with Paragraph 42 of Statement 123(R), (c) paragraph A170 of Illustration 13(e) to indicate that at the date the illustrative awards were no longer probable of vesting, any previously recognized compensation cost should have been reversed, and (d) paragraph E1 to amend the definition of short-term inducement to exclude an offer to settle an award. This FSP was effective for Golar on January 1, 2007, and did not have a material impact on the consolidated results of operations, financial position, and cash flows.

In October 2006, the FASB issued this FSP which amends FSP FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R), to clarify that when an instrument held by an individual that is no longer an employee is modified or exchanged in connection with an equity restructuring or business combination, the instrument would still be subject to the recognition and measurement provisions of FASB Statement No. 123(R), Share-Based Payment, if certain criteria are met. The new guidance states that a modification of an instrument does not include an exchange or a change to the terms of an award if that exchange or change is made only to reflect an equity restructuring or business combination provided that (1) either there is no increase in value to the holders of the instrument or the change in the terms of the award is not done in contemplation of an equity restructuring or a business combination and
(2) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. The provisions of FSP FAS 123(R)-5 were effective for Golar on January 1, 2007, and did not impact its consolidated results of operations, financial position, and cash flows.

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

F.      Contractual Obligations

        The following table sets forth our contractual obligations for the periods indicated as at December 31, 2006:

(in millions of U.S.$)                               Total         Due in         Due in 2008 -       Due in            Due
                                                   Obligation       2007              2009          2010 - 2011     Thereafter
------------------------------------------------- ------------ ------------ ---------------- ---------------- --------------
Long-Term Debt (3)                                      876.4         72.6            240.7            384.7          178.4
Interest commitments on long-term debt (5)              184.9         43.1             76.7             37.2           27.9
Capital Lease Obligations (1)                         1,015.0          2.2             10.2             19.5          983.1
Interest commitments on capital lease                   926.3         55.4            110.4            108.7          651.8
obligations
Operating Lease Obligations                               0.5          0.2              0.3                -              -
Purchase Obligations
    FSRU conversion (4)                                  31.5         23.9              7.6                -              -
    Egyptian venture (6)                                  4.5            -              4.5                -              -
Other Long-Term Liabilities (2)                             -            -                -                -              -
------------------------------------------------- ------------ ------------ ---------------- ---------------- --------------
Total                                                 3,039.1        197.4            450.4            550.1        1,841.2
================================================= ============ ============ ================ ================ ==============

(1) In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under "Capital Lease Obligations").

(2) Our consolidated balance sheet as of December 31, 2006, includes $85 million classified as "Other long-term liabilities" of which $60 million represents deferred credits related to our capital lease transactions and $28 million represents liabilities under our pension plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 26 of the Notes to Consolidated Financial Statements for additional information regarding our other long-term liabilities.

(3) As of December 31, 2006, taking into account the hedging effect of our interest rate swaps, $462 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on USD LIBOR, and $614 million of debt accrued interest at a fixed interest rate.

(4) This refers to the contracted conversion costs of an existing LNG vessel into a LNG FSRU.

(5) Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 5.25% and taking into account our various margin rates and interest rate swaps associated with each debt.

(6) In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2006, we were committed to subscribe for common shares in ECGS for a further consideration of $4,500,000 payable within three years of incorporation, at dates to be determined by ECGS's Board of Directors.

    Furthermore, as at December 31, 2006, we had a commitment to pay $1 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

        Information concerning each of our directors and executive officers as at June 29, 2007 is set forth below.

Name                Age    Position
----                ---    --------

John Fredriksen      63    Chairman of the Board, President and Director
Tor Olav Troim       44    Deputy Chairman of the Board, Vice-President and
                           Director
Kate Blankenship     42    Director and Audit Committee member
Frixos Savvides      55    Director and Audit Committee member
Gary Smith           51    Chief Executive Officer of Golar Management
Graeme McDonald      50    Group Technical Director of Golar Management
Graham Robjohns      42    Chief Financial Officer of Golar Management
Charlie Peile        53    Head of Commercial of Golar Management
Jan Flatseth         63    General Manager of the Fleet of Golar Management
Georgina Sousa       57    Company Secretary

Biographical information with respect to each of our directors and executive officers is set forth below.

John Fredriksen has served as the Chairman of the Board, President and a director of the Company since our inception in May 2001. He has been the Chief Executive Officer, Chairman of the Board, President and a director of Frontline Ltd, or Frontline, since 1997. Frontline is a Bermuda based tanker owner and operator listed on the New York Stock Exchange (NYSE), the London Stock Exchange
(LSE) and the Oslo Stock Exchange (OSE). Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd, or Seatankers, a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen indirectly controls World Shipholding, a Cyprus Company who is our principal shareholder. Mr. Fredriksen has been a director of Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange, since November 2004. Mr Fredriksen has served as a director and the Chairman of SeaDrill Limited, or SeaDrill, a Bermuda company listed on the Oslo Stock Exchange, since May 2005.

Tor Olav Troim has served as our Vice-President and a director since our inception in May 2001 and was our Chief Executive Officer from May 2001 until April 2006. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Troim has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public company Frontline. Mr. Troim was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and integration of Smedvig ASA. Mr. Troim is currently Vice Chairman of these two companies and is a director and Chairman of Ship Finance International Limited (NYSE). In addition he is currently a director, Vice-Chairman and Chief Executive Officer of Knightsbridge Tankers Limited (NASDAQ) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and Marine Harvest ASA (OSE).

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005. She served as our Chief Accounting Officer from May 2001 until May 31, 2003. She has been a director of Frontline since August 2003 and served as Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and was Secretary of Knightsbridge from December 2000 until March 2007. Mrs. Blankenship has served as a director of Ship Finance since July 2003, Seadrill since May 2005 and Golden Ocean since November 2004. She is a member of the Institute of Chartered Accountants in England and Wales.

Frixos Savvides joined the company as a director in August 2005. Mr. Savvides was a founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant, and holds several Board positions. Mr. Savvides has been a director of Frontline since July 31, 2005. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Gary Smith joined as our Chief Executive Officer in March 2006. Mr. Smith has an extensive background in the petroleum industry. Most recently Mr. Smith worked for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager Commercial Shipping. In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects. Mr. Smith also served as President and Director of SIGGTO (Society of International Gas Tanker & Terminal Operators) during the period from 2002 to 2005.

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

Jan Flatseth joined the company in September 2006 as General Manager Fleet. Prior to joining Golar he held the position of Assistant Technical Director and Fleet Manager responsible for the LNG/C fleet of BW Gas. Mr. Flatseth has a M.Sc. degree in Naval Architecture/Marine Engineering from the Norwegian Institute of Technology. He spent 13 years at DNV and was the Head of Section Gas and Chemical Carriers until 1982. After leaving DNV, he served in senior management positions at Helge R. Myhre/Kvaerner Shipping from 1982 -1995. The company was a subsidiary of the industrial group, Kvaerner, set up to own and operate gas carriers. Mr. Flatseth remained with the company when Havtor acquired Kvaerner Shipping and a year later when it all became part of the large shipping group Bergesen DY ASA (BW Gas).

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

B.      Compensation

        For the year ended December 31, 2006, we paid to our directors and executive officers listed above (ten persons) aggregate cash compensation of $1,858,486 and an aggregate amount of $75,895 for pension and retirement benefits. For a description of our stock option plan please refer to "Option Plan" below.

C.      Board Practices

        Our directors do not receive any benefits upon termination of their directorships. The Board established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consists of two members, Kate Blankenship and Frixos Savvides, who are also both Company Directors. Except for an audit committee the Board does not have any other committees.

Exemptions from certain Nasdaq corporate governance rules

        Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In accordance with Nasdaq rules and regulations we are relying on an exemption from certain corporate governance standards that are contrary to law, rules regulations or generally accepted business practices of Bermuda. The exemption, and the practices that we follow, are described below:

        o In keeping with Bermuda law and the rules of the Oslo Stock Exchange, we are exempt from Nasdaq's requirement to maintain three independent directors. We currently have one member of the Board of Directors, Frixos Savvides, who is independent according to Nasdaq's standards for independence.

        o In keeping with common practices among companies listed on the Oslo Stock Exchange, we are exempt from certain Nasdaq requirements regarding our audit committee. The Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors.

        o In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

        o In lieu of nomination committee comprised of independent directors, the full Board of Directors regulates nominations.

D.      Employees

        As of December 31, 2006, we employed approximately 20 people in our offices in London and Oslo. We contract with independent ship managers to manage, operate and to provide crew for our vessels. We also employ approximately 580 seagoing employees, of which approximately 40 are employed directly by us and 540 are employed through our independent ship managers.

E.      Share ownership

        The following table sets forth information as of June 29, 2007, regarding the total amount of common shares owned by all of our officers and directors on an individual basis.

                                                            Percentage of
                               Common Shares of             Common Shares
Director or Officer                  $1.00 each               Outstanding
-------------------           -----------------               -----------

John Fredriksen*                     30,652,000                    46.75%
Tor Olav Troim                              - -                       - -
Gary Smith                                  - -                       - -
Graeme McDonald                             - -                       - -
Charlie Peile                               195                        **
Jan Flatseth                                - -                       - -
Graham Robjohns                             500                        **
Kate Blankenship                          5,000                        **
Frixos Savvides                             - -                       - -
Georgina Sousa                              - -                       - -

----------
* Mr. Fredriksen does not own any of our shares directly. The shares shown next to Mr. Fredriksen's name are held by World Shipholding Ltd. See Item 7, "Major Shareholders and Related Party Transactions." World Shipholding Ltd. is wholly-owned by Greenwich Holdings Limited, which is, in turn, indirectly controlled by Mr. Fredriksen.

**  Less than one %

        In addition to the above shareholdings, as of June 29, 2007, Mr. Troim has a forward contract with an obligation to buy 200,000 of our shares. The contract, which was acquired in the open market, expires on December 3, 2007.

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

        As of June 29, 2007, two million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plan.

        Details of share options held by the Company's Directors and officers at June 29, 2007 are set out in the following table:

                            Number of Common        Exercise Price per
Director or Officer   Shares Subject to Option         Ordinary Share       Expiration Date
-------------------   ------------------------      -----------------       ---------------
John Fredriksen                     *200,000             $5.75                 July 2011
                                   **300,000            $14.80 (1)          January 2011
                                     -------
                                     500,000

Tor Olav Troim                      *100,000             $5.75                 July 2011
                                   **150,000            $14.80 (1)          January 2011
                                     -------
                                    250,000

Frixos Savvides                     **75,000            $14.80 (1)          January 2011
Kate Blankenship                    **75,000            $14.80 (1)          January 2011
Charlie Peile                       **50,000            $14.80 (1)          January 2011
Graeme McDonald                     **75,000            $14.80 (1)          January 2011
Graham Robjohns                     **75,000            $14.80 (1)          January 2011
Gary Smith                        ***200,000            $13.14 (1)             June 2011
Jan Flatseth                      ****75,000            $13.13 (1)             March 2012

----------
*   These options vested in July 2002.

** These options were granted in January 2006 and vest over a period of 3 years.

*** These options were granted in June 2006 and vest over a period of 3 years.

**** These options were granted in March 2007 and vest over a period of 3 years.

        (1) The exercise price of options, granted in 2006 and later, is reduced by the value of dividends, on a per share basis. As of June 29, 2007, the Company has declared dividends totalling $1.75 per share, of which $1.00 has been paid.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

        The Company is indirectly controlled by another corporation (see below). The following table presents certain information regarding the current beneficial ownership of the common shares with respect to (i) each person who is known by the Company to own more than 5% of the Company's outstanding common shares; and (ii) all directors and officers as a group as of June 29, 2007. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of August 29, 2007 (60 days after June 29, 2007) through the exercise of any stock option or other right.

                                                            Common Shares
Owner                                                   Amount      Per cent
-----                                                   ------      --------

World Shipholding Ltd. (1)                            30,652,000        47.65%
All Directors and Officers as a group (ten persons)   31,299,362        48.18%

(1) Our Chairman, John Fredriksen, indirectly controls World Shipholding Ltd.

        Our major shareholders have the same voting rights as all other holders of our Common Shares.

        The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

        As at June 20, 2007, 3,432,258 of the Company's common shares are held by 20 holders of record in the United States.

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

        Seatankers Management Company. Seatankers is indirectly controlled by John Fredriksen. In the year ended December 31, 2006, Seatankers provided us with insurance administration services. In the year ended December 31, 2006, management fees to Seatankers of $35,000 per annum were incurred by Golar. As at December 31, 2006, no amounts were due to Seatankers in respect of these fees incurred. In the year ended December 31, 2006, we received supplier rebates from Seatankers of $166,929. As at December 31, 2006, no amounts were due from Seatankers in respect of these rebates. In addition, certain amounts were recharged at cost between both companies. As at December 31, 2006, the Company owed $1,839 to Seatankers in respect of these recharges.

        Frontline Management (Bermuda). Frontline Management is a subsidiary of Frontline, a publicly listed company, and is indirectly controlled by John Fredriksen. In the year ended December 31, 2006, we received supplier rebates from Frontline of $400,530. As at December 31, 2006, an amount of $350,530 was due from Frontline in respect of these rebates. In addition certain amounts were recharged at cost between both the companies. As at December 31, 2006, an amount of $176,144 was due from Frontline in respect of these recharges.

        Arcadia Limited. Arcadia is indirectly controlled by John Fredriksen. During 2006, we entered into a forward contract, which Arcadia executed on our behalf, to hedge the natural gas commodity price prior to entering into a charter, the rate for which was partly dependent upon the price of natural gas. Having fixed the charter rate the contract was terminated, resulting in recognition of a realized gain of $2,045,000 in the year ended December 31, 2006. As at December 31, 2006, no amounts were outstanding. In June 2007 we entered into a further natural gas forward contract, which Arcadia again executed on our behalf. The contract represents the purchase of the equivalent of one cargo of LNG at a future date and the sale of the same quantity at a later future date.

        Faraway Maritime Limited. During the year ended December 31, 2006, Faraway Maritime Shipping Inc., which is 60% owned by us and 40% owned by China Petroleum Corporation, or CPC, paid dividends totalling $5.5 million.

        World Shipholding Ltd. World Shipholding is indirectly controlled by John Fredriksen. In March 2007, World Shipholding provided us with a short-term loan of $25 million. The loan was repaid on March 30, 2007. In connection with this loan, we paid interest of $37,000, to World Shipholding.

C.      Interests of Experts and Counsel

        Not applicable

ITEM 8. FINANCIAL INFORMATION.

A.      Consolidated Statements and Other Financial Information

        See Item 18

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

        On February 28, 2007, the Board declared a dividend of $0.50 per share that was paid on March 26, 2007.

        On May 23, 2007, the Board declared a further dividend of $0.50 per share that was paid on June 19, 2007.

        On June 6, 2007, the Board declared an extraordinary dividend of $0.75 per share, to be paid on or about July 3, 2007.

B.      Significant Changes

        None

ITEM 9. THE OFFER AND LISTING

A.      Listing Details and Markets

        Not applicable except for Item 9.A. 4. and Item 9. C.

        Our common shares have traded on the Oslo Stock Exchange (OSE) since July 12, 2001 under the symbol "GOL" and on the Nasdaq National Market since December 12, 2002 under the symbol "GLNG".

        The following table sets forth, for the five most recent fiscal years from July 12, 2001 and for the first quarter of 2007, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                                 OSE                         NASDAQ
                                       High            Low            High           Low
                                       ----            ---            ----           ---
First Quarter 2007                    NOK83.50       NOK76.25         $13.62        $12.00

Fiscal year ended December 31
2006                                 NOK102.00       NOK71.00         $15.29        $12.00

2005                                  NOK98.50       NOK66.00         $15.75        $10.31
2004                                 NOK125.50       NOK85.50         $18.66        $12.31
2003                                  NOK99.00       NOK35.00         $14.95         $5.00
2002                                  NOK62.00       NOK35.00          $7.75         $6.00


The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2005, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

                                                  OSE                        NASDAQ
                                           High            Low          High           Low
                                           ----            ---          ----           ---
Fiscal year ended December 31, 2006
First quarter                          NOK102.00       NOK87.25        $15.29        $12.90
Second quarter                          NOK91.75       NOK71.00        $14.38        $12.00
Third quarter                           NOK93.00       NOK80.50        $14.40        $12.83
Fourth quarter                          NOK90.00       NOK78.25        $14.04        $12.51


                                                  OSE                        NASDAQ
                                           High            Low          High           Low
                                           ----            ---          ----           ---
Fiscal year ended December 31, 2005
First quarter                          NOK98.50       NOK78.00        $15.75        $12.50
Second quarter                         NOK86.75       NOK72.00        $13.37        $11.46
Third quarter                          NOK93.00       NOK77.50        $14.50        $11.98
Fourth quarter                         NOK90.00       NOK66.00        $13.63        $10.31

        The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the Nasdaq National Market.

                                                  OSE                        NASDAQ
                                           High            Low          High           Low
                                           ----            ---          ----           ---
May 2007                              NOK111.50       NOK95.50        $18.69        $16.05
April 2007                             NOK98.00       NOK81.50        $16.70        $13.02
March 2007                             NOK83.00       NOK79.00        $13.62        $12.78
February 2007                          NOK83.50       NOK77.50        $13.40        $12.41
January 2007                           NOK82.00       NOK76.25        $12.80        $12.00
December 2006                          NOK82.25       NOK78.25        $13.44        $12.58

* On May 31, 2007, the exchange rate between the Norwegian Kroner and the U.S. dollar was NOK6.044 to one U.S. Dollar.

ITEM 10.   ADDITIONAL INFORMATION

        This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our shares. The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain. The Memorandum of Association and the Bye Laws of the Company has previously been filed as Exhibits 1.1 and 1.2, respectively to the Company's Registration Statement on Form 20-F, (File No. 000-50113) filed with the Securities and Exchange Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report. At the 2006 Annual General Meeting of the Company the shareholders voted to amend the Company's Bye-Law 110. The purpose of this amendment was to provide for a change to the requirements for the form and signatories to the seal of the Company. These amendments updated the Bye-laws to conform more to current Bermuda practice. These amended Bye-Laws of the Company as adopted by shareholders on December 1, 2006 are filed as Exhibit 1.2 to this Annual Report.

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

C.      Material contracts

        None

D.      Exchange Controls

        None

E.      Taxation

        The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

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

        Based upon our anticipated shipping operations, our vessels will be operated in various parts of the world, including to or from U.S. ports. For the three calendar years 2004, 2005 and 2006, the U.S. source income that we derived from our vessels trading to U.S. ports was $22,005,000, $15,675,000 and $13,100,000, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from taxation under Section 883 and the treaty, as described below, would have been $880,000, $627,000 and $524,000, respectively.

Application of Code Section 883

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

        The ensuing discussion is applicable to, and references to "subsidiaries" shall mean, only those of our subsidiaries that are incorporated under the laws of jurisdictions other than the United Kingdom. Under Section 883 of the Code and the final regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

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

        Our stock was "primarily traded" on the Oslo Stock Exchange, an established securities market in a qualified foreign country, during 2006. The final regulations provide, in pertinent part, that our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock, by vote and value, is owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding shares of that stock, known as the "5% override rule". The 5% override rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries, which we refer to as "qualified shareholders", own sufficient shares of our stock to preclude non-qualified shareholders from owning 50% or more of the total vote and value of our stock for more than half the number of days during the taxable year which we refer to as the "5% override exception".

        Based on our public shareholdings for 2006, we were not subject to the 5% override rule for 2006 in respect of all U.S. source shipping income, other than certain bareboat charters described below. Therefore, we believe that in respect of all U.S. source shipping income, other than such bareboat charter income, we satisfy the publicly-traded requirement and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under
Section 883 in respect of our respective U.S.-source shipping income.

        The jurisdiction of residence of one of our more than 5% shareholders does not provide the requisite equivalent exemption to U.S. corporations for bareboat charter income. However, the bareboat charters in which we engaged were between wholly-owned subsidiaries of the Company. The Company believes that the reciprocal exemption requirement for bareboat charter income was meant to apply to bareboat charters of vessels between third parties and not to inter-company bareboat charters. Therefore, the Company intends to take the position on its U.S. federal income tax return that it is not subject to the 5% override rule with respect to its bareboat charter income. The IRS or a court may disagree with our position and deny our claim for exemption under Section 883. If the bareboat charter income derived by the Company is not exempt from U.S. federal income taxation, the Company would be subject to a 4% tax imposed as described below. We estimate that the amount of such tax for 2006 would be approximately $234,000, which we have fully provided for.

        To the extent that we are subject to the 5% override rule in future years (as a result of further changes in ownership of our shares), it may be difficult for us to establish that we qualify for the 5% override exception. If we were not eligible for the exemption under Section 883, our U.S.-source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Internal Revenue Code Section 883

        To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income earned by us or by our subsidiaries, such U.S.-source shipping income would be subject to a 4% tax imposed by Code Section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such shipping income would never exceed 2 percent. For the calendar year 2006, we and our subsidiaries would be subject to tax under Code Section 887 in the aggregate amount of $524,000.

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

F.      Dividends and Paying Agents

        Not Applicable

G.      Statements by Experts

        Not Applicable

H.      Documents on display

        Our Registration Statement effective became effective on November 29, 2002, and we are now subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this document and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.      Subsidiary Information

        Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to various market risks, including interest rate and foreign currency exchange risks and equity price risk. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks. We also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas, when this risk specifically impacts our charter rate and to some extent for speculative purposes. During 2006, we entered into a natural gas forward contract, to hedge the natural gas commodity price prior to entering into a charter, the rate for which was partly dependent upon the price of natural gas. Having fixed the charter rate, the contract was terminated in 2006. We had no such contracts outstanding as at December 31, 2006.

        Since adoption of FAS 133, certain economic hedge relationships no longer qualify for hedge accounting due to the extensive documentation and strict criteria of the standard. Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management

        A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our Consolidated Financial Statements. Further information on our exposure to market risk is included in Note 28 to the Consolidated Financial Statements.

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

        As of December 31, 2006 and 2005, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $479.1 million and $494.5 million, respectively and the amount of debt with a fixed rate of interest was $135 million in 2006 and 2005. The principal of the loans and net capital lease obligations outstanding as of December 31, 2006 and 2005 was $1,076.4 million and $907.7 million, respectively. Based on our floating rate debt at December 31, 2006, a one-percentage point increase in the floating interest rate would increase interest expense by $4.8 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2006 and 2005, see Note 28 to the Financial Statements.

        Foreign currency risk. Except in the course of our vessel leases, the majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, such as British pounds, in relation to our administrative office in the UK, operating expenses incurred in a variety of foreign currencies and Singapore dollars, among others, in respect of our FSRU conversion contract. Based on our ongoing GBP expenses for 2006, a 10% depreciation of the US Dollar against GBP would increase our expenses by approximately $1.0 million.

        We are exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are both denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations. We use cash from the deposits to make payments in respect of our leases. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations. Among other things, movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits. Based on these lease obligations and related cash deposits as at December 31, 2006, a 10% appreciation in the U.S. Dollar against GBP would give rise to an increase in our financial expenses of approximately $3.0 million.

        In April 2004, we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP. However, the cash deposit, which secures the letter of credit, which is used to secure the lease obligation, is significantly less than the lease obligation itself. We refer to this as a 'funded' lease. We are therefore exposed to currency movements on the difference between the lease obligation and the cash deposit, approximately $119 million as at December 31, 2006. In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminated this lease.

        Equity swap risk. As a result of our equity swap (see Liquidity and Capital resources - Derivatives) we were effectively exposed to the movement in our share price in respect of 1,070,000 of our shares as at December 31, 2006. In May 2007, we terminated this facility.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.      Debt securities

        Not Applicable

B.      Warrants and rights

        Not Applicable

C.      Other securities

        Not Applicable

D.      American depository shares

        Not Applicable

ITEM 13.   DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None

 ITEM 15.   CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

        Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, The Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

        Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

        Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

(b) Management's annual report on internal controls over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

        Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that;

        o Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

        o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

        o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

        Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

        Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

        This annual report does not include an attestation report of the Company's current registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in internal control over financial reporting

        No changes in the Company's internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Inherent Limitations on Effectiveness of Controls

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

        Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

        This annual report does not include an attestation report of the Company's current registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(d) Attestation report of the registered public accounting firm

        Not Applicable

ITEM 16.  RESERVED

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Kate Blankenship, a director, qualifies as an audit committee financial expert and is independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

ITEM 16 B.  CODE OF ETHICS.

        The Company has adopted a Code of Ethics, filed as Exhibit 11.1 to this Annual Report that applies to all employees. Furthermore, a copy of our Code of Ethics can be found on our website (www.golarlng.com).

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

        Fiscal year ended December 31, 2006              $1,825,863
        Fiscal year ended December 31, 2005              $1,876,775

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

        Fiscal year ended December 31, 2006                $109,542
        Fiscal year ended December 31, 2005                      $0

    (c)  Tax Fees

        The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

        Fiscal year ended December 31, 2006                      $0
        Fiscal year ended December 31, 2005                      $0

    (d)  All Other Fees

        For the fiscal years ended December 31, 2006 and 2005, there have been no professional services rendered by the principal accountant for services other than audit fees, audit-related fees and tax fees set forth above.

    (e) Audit Committee's Pre-Approval Policies and Procedures

        The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2006 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In October 2005, the Board of the Company approved a share buyback scheme and in connection with this established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with BNS, whereby the latter may acquire an amount of shares up to a maximum of 3.2 million in the Company during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. In October 2006, this facility was extended for a further twelve months. As at December 31, 2006, BNS had acquired a total of 1,070,000 Golar shares under the Programme at an average price of $11.15. In April 2007, BNS had acquired a further 171,300 shares, bringing the total acquired to 1,241,300 shares at an average price of $12.28. In May 2007, we terminated this facility and bought back the shares, at a net cost of $15.4 million, with the intention of cancelling the shares.

ITEM 17.  FINANCIAL STATEMENTS

        Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

        We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the consolidated financial statements and the notes to the consolidated financial statements appearing on pages F-1 through F-42.

ITEM 19.  EXHIBITS

        The following exhibits are filed as part of this Annual report:

Number         Description of Exhibit

1.1* Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2       Amended Bye-Laws of Golar LNG Limited dated December 1, 2006.

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

4.1*      Golar LNG Limited Stock Option Plan, incorporated by reference to
          Exhibit 4.6 of the Company's Original Registration Statement.

4.2* Management Agreement between Golar LNG Limited and Frontline Management (Bermuda) Limited, dated February 21, 2002, incorporated by reference to Exhibit 4.8 of the Company's Original Registration Statement.

4.3* Five Ship Leases Agreement, between Golar Gas Holding Company, Inc. and Sovereign Finance Plc, dated April 8, 2003, incorporated by reference to Exhibit 4.5 of the Company's Annual report on Form 20-F for fiscal year ended December 31, 2005.

4.4* Loan Agreement, between Golar Gas Holding Company, Inc. and Citibank N.A, Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V, dated March 21, 2005, incorporated by reference to
          Exhibit 4.6 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

8.1       Golar LNG Limited subsidiaries

11.1*     Golar LNG Limited Code of Ethics.

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


                                                  Golar LNG Limited
                                              ----------------------------
                                                      (Registrant)


Date July 2, 2007                             By: /s/ Graham Robjohns
                                                  -----------------------
                                                      Graham Robjohns
                                                      Principal Financial and
                                                      Accounting Officer

                                GOLAR LNG LIMITED

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS







                                                                           Page

Report of Independent Registered Public Accounting Firm....................F-2

Audited Consolidated Statements of Operations for the years
ended December 31, 2006, 2005 and 2004 ....................................F-3

Audited Consolidated Statements of Comprehensive Income for
the years ended December 31, 2006, 2005 and 2004...........................F-4

Audited Consolidated Balance Sheets as of December 31, 2006
and 2005...................................................................F-5

Audited Consolidated Statements of Cash Flows for the years
ended December 31, 2006, 2005 and 2004 ....................................F-6

Audited Consolidated Statements of Changes in Stockholders'
Equity for the years ended December 31, 2006, 2005 and
2004  .....................................................................F-7

Notes to Consolidated Financial Statements.................................F-8

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Golar LNG Limited


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006, 2005, and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the Consolidated Financial Statements, the Company changed the manner in which it accounts for share based compensation on adoption of FAS 123R, Share-Based Payment, effective January 1, 2006, and defined benefit pension plans on adoption of FAS 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006.



/s / PricewaterhouseCoopers LLP
West London, United Kingdom
July 2, 2007

Golar LNG Limited
Consolidated  Statements of Operations  for the years ended December 31, 2006,
2005 and 2004
(in thousands of $, except per share data)

                                                      Note           2006            2005             2004
Operating revenues
Time charter revenues                                             239,697         171,008          159,854
Voyage charter revenues                                                 -               -            2,412
Vessel management fees                                                  -              34            1,144
-----------------------------------------------------------------------------------------------------------
Total operating revenues                                          239,697         171,042          163,410
-----------------------------------------------------------------------------------------------------------
Operating expenses
Vessel operating expenses                                          44,490          37,215           35,759
Voyage expenses                                                     9,582           4,594            2,561
Administrative expenses                                            13,657          12,219            8,471
Restructuring expenses                                   6              -           1,344                -
Depreciation and amortization                                      56,822          50,991           40,502
-----------------------------------------------------------------------------------------------------------
Total operating expenses                                          124,551         106,363           87,293
-----------------------------------------------------------------------------------------------------------
Operating income                                                  115,146          64,679           76,117
-----------------------------------------------------------------------------------------------------------
Financial income (expenses)
Interest income                                                    40,706          35,653           31,879
Interest expense                                                (101,298)        (82,479)         (61,987)
Other financial items, net                               7          8,436           7,507            4,804
-----------------------------------------------------------------------------------------------------------
Net financial expenses                                           (52,156)        (39,319)         (25,304)
-----------------------------------------------------------------------------------------------------------
Income before equity in net earnings of investee,
income taxes and minority interest                                 62,990          25,360           50,813
-----------------------------------------------------------------------------------------------------------
Minority interest in net income of subsidiaries                   (7,049)         (8,505)          (7,575)
Income taxes                                             8        (1,257)           (818)            (420)
Equity in net earnings of investees                     11         16,989          18,492           13,015
-----------------------------------------------------------------------------------------------------------
Net income                                                         71,673          34,529           55,833
===========================================================================================================


Earnings per share                                       9
Basic                                                               $1.09           $0.53            $0.85
Diluted                                                             $1.05           $0.50            $0.84

===========================================================================================================
The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December
31, 2006, 2005, and 2004
(in thousands of $)
                                                      Note            2006            2005            2004
Net income                                                          71,673          34,529          55,833
Other comprehensive (loss) income, net of tax:
  Recognition of minimum pension liability              23              77         (2,211)           6,235
  Unrealized (losses) gains on marketable                             (88)             133               -
  securities held by investee
-----------------------------------------------------------------------------------------------------------
Other comprehensive (loss) income                                     (11)         (2,078)           6,235
===========================================================================================================

-----------------------------------------------------------------------------------------------------------
Comprehensive income                                                71,662          32,451          62,068
===========================================================================================================

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2006 and 2005
(in thousands of $)
                                                                   Note              2006              2005
ASSETS
Current Assets
Cash and cash equivalents                                                          56,616            62,227
Restricted cash and short-term investments                           19            52,287            49,448
Trade accounts receivable                                            12             4,175               351
Other receivables, prepaid expenses and accrued income               13            15,084            12,573
Amounts due from related parties                                     14               778                17
Inventories                                                                         3,392             4,974
------------------------------------------------------------------------------------------------------------
Total current assets                                                              132,332           129,590

Restricted cash                                                      19           778,220           696,308
Equity in net assets of non-consolidated investees                   11            97,255            65,950
Newbuildings                                                         15            49,713           111,565
Vessels and equipment, net                                           16           669,639           533,008
Vessels under capital leases, net                                    17           796,186           676,036
Deferred charges                                                     18             9,307             7,629
Other non-current assets                                             20            33,537            10,609
------------------------------------------------------------------------------------------------------------
Total assets                                                                    2,566,189         2,230,695
============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt                                    24            72,587            67,564
Current portion of obligations under capital leases                  25             5,269             2,466
Trade accounts payable                                                              7,209             1,165
Accrued expenses                                                     21            29,275            20,605
Amounts due to related parties                                                        253               886
Other current liabilities                                            22            13,764            31,307
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         128,357           123,993
Long-term liabilities
Long-term debt                                                       24           803,771           758,183
Obligations under capital leases                                     25         1,009,765           801,500
Other long-term liabilities                                          26            84,816            84,878
------------------------------------------------------------------------------------------------------------
Total liabilities                                                               2,026,709         1,768,554
------------------------------------------------------------------------------------------------------------
Commitments and contingencies (See Note 31)
Minority interest                                                                  32,436            27,587
------------------------------------------------------------------------------------------------------------

Stockholders' equity
Share capital  65,562,000 common shares of $1.00 each issued and
outstanding                                                          27            65,562            65,562
Additional paid-in capital                                                        214,011           210,532
Accumulated other comprehensive income                                            (8,477)           (5,815)
Retained earnings                                                                 235,948           164,275
------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                        507,044           434,554
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                      2,566,189         2,230,695
============================================================================================================
The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated  Statements of Cash Flows for the years ended  December 31, 2006,
2005 and 2004
(in thousands of $)
                                                             Note        2006         2005           2004
Operating activities
Net income                                                             71,673      34,529          55,833
Adjustments to reconcile net income to net cash
Provided by operating activities:
     Depreciation and amortization                                     56,822       50,991         40,502
     Amortization of deferred charges                                   1,644        3,035          1,270
     Undistributed earnings of non-consolidated investees            (15,809)     (16,948)       (12,844)
     Compensation cost related to stock options                         2,790            -              -
     Income attributable to minority interests                          7,049        8,505          7,575
     Unrealized foreign exchange losses (gains)                        17,644     (15,709)          5,161
     Drydocking expenditure                                           (5,864)      (9,373)       (13,299)
     Trade accounts receivable                                        (3,824)          221            916
     Inventories                                                        1,465      (1,571)          (353)
     Prepaid expenses, accrued income and other assets               (12,234)        4,823        (2,201)
     Amount due from/to related companies                             (1,394)          789          (340)
     Trade accounts payable                                             6,057      (1,775)        (2,166)
     Accrued expenses                                                   3,668        7,505           (16)
     Interest element included in long-term lease                       5,067        7,351          6,321
     obligations
     Other current liabilities                                       (17,535)      (1,347)        (4,331)
----------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                        117,219       71,026         82,028
----------------------------------------------------------------------------------------------------------
Investing activities
     Additions to newbuildings                                 15   (240,906)    (140,028)      (278,560)
     Additions to vessels and equipment                              (16,673)      (5,700)        (8,232)
     Long-term restricted cash                                          5,064     (56,953)       (37,515)
     Investment in unlisted investments                        20           -      (3,000)              -
     Investment in associated companies                        11    (15,887)            -       (21,948)
     Proceeds from sale of investments in associated
     companies                                                          2,248            -              -
     Restricted cash and short-term investments                       (2,839)      (7,495)        (9,858)
----------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                          (268,993)    (213,176)      (356,113)
----------------------------------------------------------------------------------------------------------
Financing activities
     Proceeds from long-term debt                              24     120,000      420,000        110,000
     Proceeds from long-term capital lease obligations         25     102,983       44,800        163,715
     Repayments of long-term capital lease obligations                (3,860)      (3,004)          (894)
     Repayments of long-term debt                                    (69,390)    (297,206)       (62,281)
     Financing costs paid                                             (1,370)      (3,944)        (2,740)
     Dividends paid to minority shareholders                   29     (2,200)      (7,200)              -
     Payments to repurchase equity                             27           -        (667)              -
----------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                     146,163      152,779        207,800
----------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                  (5,611)      10,629        (66,285)
Cash and cash equivalents at beginning of period                       62,227      51,598         117,883
Cash and cash equivalents at end of period                             56,616      62,227          51,598
==========================================================================================================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
     Interest paid, net of capitalized interest                        65,068       35,643         34,592
     Income taxes paid                                                    865          568            356

The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2006, 2005 and 2004
(in thousands of $, except number of shares)
                                     Note    Share    Additional    Accumulated   Retained        Total
                                            Capital    Paid in        Other       Earnings   Stockholders'
                                                       Capital    Comprehensive                 Equity
                                                                     Income
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                  65,612     208,878         (9,972)     74,283         338,801

Net income                                         -           -               -     55,833          55,833
Other comprehensive gain                           -           -           6,235          -           6,235
Equity in gain on disposal of
treasury shares by investee                        -       1,901               -          -           1,901

------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                  65,612     210,779         (3,737)    130,116         402,770

Net income                                         -           -               -     34,529          34,529
Other comprehensive loss                           -           -         (2,078)          -         (2,078)
Repurchase of ordinary shares                   (50)       (247)               -      (370)           (667)

------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                  65,562     210,532         (5,815)    164,275         434,554
------------------------------------------------------------------------------------------------------------

Net income                                         -           -               -     71,673          71,673
Grant of share options                  27         -       1,725               -          -           1,725
Equity in gain on disposal of
treasury shares by investee                        -       1,754               -          -           1,754
Other comprehensive loss                           -           -            (11)          -            (11)
Adjustments to initially apply FAS      23         -           -         (2,651)          -         (2,651)
158

------------------------------------------------------------------------------------------------------------
Balance at December 31, 2006                  65,562     214,011         (8,477)    235,948         507,044
------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey") and of Seatankers Management Co. Ltd ("Seatankers"), which were controlled by Mr. John Fredriksen. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2006, World Shipholding Limited, a company indirectly controlled by Mr. John Fredriksen owned 46.75 per cent (2005: 46.75 per cent) of Golar.

As of December 31, 2006, the Company operated a fleet of twelve (December 31, 2005: ten) LNG carriers, six of which are under long-term charter contracts. Additionally, as of December 31, 2006, the Company was building one new LNG carrier. Since December 31, 2006, this newbuilding has been sold. The Company currently leases eight (December 31, 2006: eight) of its vessels under long-term lease agreements and has a 100 per cent ownership interest in three vessels (December 31, 2006: three) and a 60 per cent ownership interest in one (December 31, 2006: one) other vessel, the Golar Mazo.

2.    ACCOUNTING POLICIES

Basis of accounting
The financial statements are prepared in accordance with accounting principles generally accepted in the United States. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated.

Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Equity in net assets of non-consolidated investees" and its share of the investees' earnings or losses in the consolidated statements of operations as "Equity in net earnings of investees". The difference, if any, between the purchase price and the book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Equity in net assets of non-consolidated investees". Gains and losses arising on disposal of the Company's investments in its equity-method investees, but where the Company continues to exercise significant influence are recorded in the line "Equity in net earnings of investees".

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

Revenues generated from time charters, which are classified as operating leases by the Company, are recorded over the term of the charter as service is provided. Reimbursement for drydocking costs is recognized evenly over the period to the next drydocking, which is generally between two to five years. Repositioning fees received in respect of time charters are recognized at the end of the charter when the fee is fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

Revenues under voyage charters and single voyage time charters, where there is an associated repositioning fee, are recognized ratably over the duration of the voyage and on a discharge-to-discharge basis where there are multiple voyages. Under this basis, voyage revenue is recognized evenly over the period from departure of a vessel from its last discharge port to departure from the next discharge port. Under voyage charters, expenses unique to a particular voyage such as fuel expenses and port charges are paid by the Company and have been recorded as voyage expenses within operating expenses. Under time charters, such voyage expenses are paid by the Company's customers. Estimated losses under a voyage charter are provided for in full at the time such losses become evident. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Revenues generated from management fees are recorded ratably over the term of the contract as service is provided.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accrual basis, to the value of $nil, $223,000 and $nil for the years ended December 31, 2006, 2005 and 2004, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Prior to the Company's reorganization of its technical management function and the outsource of day-to-day technical functions to third party ship managers in 2005, vessel operating expenses included an allocation of administrative overheads that related to vessel operating activity which included certain technical and operational support staff for the vessels, information technology, legal, accounting, and corporate costs. These costs were allocated based on internal cost studies, which management believes are reasonable estimates. Since outsourcing the Company's day-to-day technical management function to third party ship managers during the first half of 2005, this allocation of internal cost has effectively been replaced by third party management fees. For the years ended December 31, 2006, 2005 and 2004, $nil, $720,000 and $3,252,750 had been allocated to vessel operating costs, respectively

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues are allocated to the pool participants according to an agreed formula. The formula used to allocate net pool revenues allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. The pool arrangements require the participants to pay and account for voyage expenses, and distribute pool revenues to the participants such that the participants' resulting net pool revenues are equal to net pool revenues calculated according to the agreed formula. The Company accounts for pool revenues allocated by these pools as "Time charter revenues" in its statement of operations. The Company was party to a pool arrangement with Exmar Marine NV, which commenced in October 2004 and ended in December 2005. The Company's share of the pool revenues for the year ended December 31, 2005 was approximately $12 million. The Company was not party to any pool arrangement during 2006.

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

Refurbishments costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels' remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Also, included in vessels and equipment are drydocking expenditures which are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the consideration paid is allocated between drydocking and other vessels costs to reflect the different useful lives of the component assets.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment under capital leases and depreciated over the vessels' remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment under capital lease. Also included in vessels and equipment under capital lease, is drydocking expenditure which is capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the consideration paid is allocated between drydocking and other vessel costs to reflect the different useful lives of the component assets.

Deferred credit from capital leases
In accordance with Statement of Financial Accounting Standard FAS No. 28 "Accounting for sales with leasebacks", income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Impairment of long-lived assets
Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Deferred charges
Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in Other Financial Items in the statement of operations

Unlisted investments
Unlisted investments in which the Company holds less than a 20 per cent interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company records these investments within Other Non-Current assets in the consolidated balance sheet.

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

Hedge accounting is used to account for these swaps only when certain hedging criteria are met. The Company applies FAS 133, "Accounting for Derivatives and Hedging Activities", which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under FAS 133, certain criteria and detailed documentation requirements must be met. As the Company's current interest rate swap and foreign currency swap contracts do not meet the criteria for hedge accounting, changes in their fair value are recorded each period in current earnings. Where the fair value of an interest rate or foreign currency swap agreement is a net liability, the derivative instrument is classified as a current liability. Where the fair value of an interest rate swap or foreign currency swap agreement is a net asset, the derivative instrument is classified as a non-current asset, except if the current portion is a liability, in which case the current portion is presented as a current liability.

In October 2005, the Company established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See note 27) whereby the counter party may acquire an amount of up to 3.2 million shares in the Company, and the Company carries the risk of fluctuations in the share price of those acquired shares. In October 2006, this facility was extended for a further 12 months. The fair value of the Equity Swap is recognized as an asset or liability with the change in fair values recognized in the statement of operations.

The Company enters into natural gas commodity price forward contracts and futures in order to hedge its exposure to the risk of the movement in the price of natural gas effecting charter rates and in some circumstances for speculative purposes. These contracts involve entering into a contract to buy natural gas at a future date and sell the same quantity of natural gas at another future date. The Company's position is the spread between the two prices.

Other than for natural gas contracts the Company does not enter into derivative contracts for speculative or trading purposes.

Foreign currencies

The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars.

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

Stock-based compensation
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("FAS 123R"), which is a revision of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation".

FAS 123R eliminates accounting for stock-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees", and requires instead that such transactions be accounted for using a fair-value based method. The Company has elected to adopt the provisions of FAS 123R, effective January 1, 2006, under the modified prospective transition method. However, for the years ending December 31, 2005 and 2004, there is no difference between compensation cost calculated and accounted for under the intrinsic method and that under the fair value method, since as of December 31, 2003, all of the Company's stock options granted prior to January 1, 2006, had fully vested.

With the adoption of FAS 123R, the Company has elected to amortize stock-based compensation for awards granted on or after the adoption of FAS 123R on January 1, 2006, on a straight-line basis over the requisite service (vesting) period for the entire award.

Earnings per share
Basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments (See note 9).

Pensions
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", ("FAS 158"), an amendment of Statement No. 87, 88, 106 and 132(R).

The Company adopted the provisions of FAS 158 on December 31, 2006. FAS 158 requires full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. Prior to the adoption of FAS 158, the Company accounted for its defined benefit pension plans in accordance with FAS 87 "Employers' Accounting for Pensions". Under FAS 87, only part of the deficit of plan obligations over plan assets would be recognized, with the remainder of the unrecognized actuarial losses spread over the employees' remaining service lives. This resulted in a minimum liability being recognized equal to the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets.

The measurement provisions of FAS 87 continue to be applied with the pension liability calculated using the projected unit credit method. The adoption of FAS 158 has had no impact on the net periodic benefit cost recognized in the statement of operations for the years ending December 31, 2006, 2005 and 2004. The incremental effect of applying FAS 158 to the Company's balance sheet is illustrated in note 23.

Defined contribution pension costs represents the contributions payable to the scheme in respect of the accounting period.

Capital Leases
Leased vessels have been accounted for as capital leases in accordance with FAS 13 "Accounting for Leases". Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

Income Taxes
Income taxes are based on income before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

3.    SUBSIDIARIES AND INVESTMENTS

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2006. Unless otherwise indicated, we own 100 per cent of each subsidiary.

Name                                   Jurisdiction of            Purpose
                                       Incorporation

Golar Gas Holding Company Inc.         Marshall Islands           Holding Company and leases four
                                                                  vessels
Golar Maritime (Asia) Inc.             Republic of Liberia        Holding Company
Gotaas-Larsen Shipping Corporation     Marshall Islands           Holding Company
Oxbow Holdings Inc.                    British Virgin Islands     Holding Company
Faraway  Maritime  Shipping  Inc. (60% Republic of Liberia        Owns Golar Mazo
ownership)
Golar LNG 2215 Corporation             Marshall Islands           Leases Methane Princess
Golar LNG 1444 Corporation             Republic of Liberia        Owns Golar Frost
Golar LNG 1460 Corporation             Republic of Liberia        Owns Gracilis
                                                                  (previously known as the Golar
                                                                  Viking)
Golar LNG 2220 Corporation             Marshall Islands           Leases Golar Winter
Golar LNG 2234 Corporation             Republic of Liberia        Owns Granosa
Golar LNG 2244 Corporation             Republic of Liberia        Owned newbuilding Hull 2244
Golar LNG 2226 Corporation             Marshall Islands           Leases Grandis
Golar International Ltd.               Republic of Liberia        Vessel management
Gotaas-Larsen International Ltd.       Republic of Liberia        Vessel management
Golar Management Limited               Bermuda                    Management
Golar Maritime Limited                 Bermuda                    Management
Golar Management (UK) Limited          United Kingdom             Management
Golar Freeze (UK) Limited              United Kingdom             Operates Golar Freeze
Golar Khannur (UK) Limited             United Kingdom             Operates Khannur
Golar Gimi (UK) Limited                United Kingdom             Operates Gimi
Golar Hilli (UK) Limited               United Kingdom             Operates Hilli
Golar Spirit (UK) Limited              United Kingdom             Operates and leases Golar Spirit
Golar Winter (UK) Limited              United Kingdom             Operates Golar Winter
Golar 2215 (UK) Limited                United Kingdom             Operates Methane Princess
Golar 2226 (UK) Limited                United Kingdom             Operates Grandis
Golar FSRU 1 Corporation               Marshall Islands           Contracted for the conversion of a
                                                                  vessel to a Floating Storage
                                                                  Regasification Unit ("FSRU")
Golar Offshore Toscana Limited         Cyprus                     Holds investment in associate, OLT
                                                                  Offshore LNG Toscana S.p.A

4.    RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In February 2007, the Financial Accounting Standards Board (`FASB') issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No. 115 ("FAS 115"), which permits entities to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. It applies to Golar effective January 1, 2008. The Company is currently evaluating the impact of FAS 159 on its consolidated results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for Golar on January 1, 2008. The Company is currently evaluating the potential impact on its consolidated results of operations, financial position and cash flows.

In March 2006, the FASB issued SFAS 156--an Amendment of SFAS 140, which addresses the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, SFAS 156 addresses recognition and measurement of separately recognized servicing assets and liabilities, clarifies when an obligation to service financial assets should be separately recognized, requires FV measurement, and permits choice of amortization or fair value methods for subsequent measurement. This Statement was effective for Golar on January 1, 2007, and did not have a significant impact on its consolidated results of operations, financial position and cash flows.

In February 2006, the Financial Accounting Standards Board issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 was effective for the Company beginning January 1, 2007, and did not have a significant impact on its consolidated results of operations, financial position, and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109 (`FIN 48'). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting in interim periods, disclosure, and transition. This interpretation was effective for Golar on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In October 2006, the FASB issued this FSP, which addresses certain technical corrections FASB Statement No. 123(R). Specifically, it amends (a) paragraph A240(d)(1) to exempt nonpublic entities from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and share options expected to vest, (b) paragraph A102 of Illustration 4(b) to revise the computation of the minimum compensation cost that must be recognized to comply with Paragraph 42 of Statement 123(R), (c) paragraph A170 of Illustration 13(e) to indicate that at the date the illustrative awards were no longer probable of vesting, any previously recognized compensation cost should have been reversed, and (d) paragraph E1 to amend the definition of short-term inducement to exclude an offer to settle an award. This FSP was effective for Golar on January 1, 2007, and did not have a material impact on its consolidated results of operations, financial position, and cash flows.

In October 2006, the FASB issued this FSP which amends FSP FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R), to clarify that when an instrument held by an individual that is no longer an employee is modified or exchanged in connection with an equity restructuring or business combination, the instrument would still be subject to the recognition and measurement provisions of FASB Statement No. 123(R), Share-Based Payment, if certain criteria are met. The new guidance states that a modification of an instrument does not include an exchange or a change to the terms of an award if that exchange or change is made only to reflect an equity restructuring or business combination provided that (1) either there is no increase in value to the holders of the instrument or the change in the terms of the award is not done in contemplation of an equity restructuring or a business combination and
(2) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. The provisions of FSP FAS 123(R)-5 were effective for Golar on January 1, 2007, and did not impact its consolidated results of operations, financial position, and cash flows.

5.    SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG carrier market. During 2006, 2005 and 2004, the vast majority of the Company's fleet operated under time charters and in particular with three charterers, Pertamina, BG Group plc and Shell. In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

Revenues in each of the years ended December 31, 2006, 2005 and 2004 from Pertamina, the state-owned oil and gas company of Indonesia, BG Group plc, headquartered in the United Kingdom and Shell, were $61.9 million, $87.3 million and $43.6 million; $63.7 million, $87.5 million and $nil; and $65.6 million, $82.2 million and $nil respectively.

6.    RESTRUCTURING EXPENSES

Restructuring expenses of $1.3 million in the year ended December 31, 2005, consisted of employment severance costs for management and administrative employees in London amounting to $1.0 million and $0.3 million in respect of Bilbao. These costs were incurred in connection with the reorganization of the Company's technical fleet operations. The Company entered into management contracts with two established third party ship managers in Singapore and Oslo to assist with the day-to-day operations of the Company's eleven LNG carriers. In association with the restructuring, 30 Golar employees were made redundant. The total cost of $1.3 million was charged to the statement of operations in 2005 ($nil in 2006) with no remaining provision as of December 31, 2005.

7.    OTHER FINANCIAL ITEMS, NET

(in thousands of $)                                             2006              2005               2004
Amortization of deferred financing costs                     (1,644)           (3,080)            (1,273)
Financing arrangement fees and other costs                   (1,106)             (703)              (818)
Mark-to-market adjustment for interest rate
derivatives (See note 28)                                      5,921            14,125              5,581
Mark-to-market adjustment for foreign currency
derivatives (See note 28)                                     20,831          (19,720)                  -
                                                                                                    6,656
Mark-to-market adjustment for equity swap
derivatives (See note 28)                                      (777)             1,313                  -
Natural gas forward contract (See note 29)                    2,045                 -                   -
Foreign exchange (loss) gain on capital lease
obligations and related restricted cash                    (17,644)            15,709             (5,160)
Foreign exchange gain (loss) on operations                      810             (137)               (182)
----------------------------------------------------------------------------------------------------------
                                                               8,436             7,507              4,804
==========================================================================================================

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

United States
Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50 per cent owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income, except in the case of certain intra group income during 2006 for which a provision of $234,000 has been made.

A reconciliation between the income tax expense resulting from applying either the U.S. Federal or Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

United Kingdom
Current taxation of $1,023,000, $818,000 and $420,000 for the years ended December 31, 2006, 2005 and 2004 respectively relates to taxation of the operations of the Company's United Kingdom subsidiaries. Taxable revenues in the UK are generated by UK subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of eight of Golar's vessels. These vessels are sub-leased from other non-UK Golar companies, which in turn are leased from financial institutions. The statutory tax rate in the UK is currently 30%. The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $128,000 and $147,000 at December 31, 2006 and 2005, respectively which have been classified as non-current and included within other long-term assets (See note 20). These assets relate to differences for depreciation and pension liabilities.

Other jurisdictions
No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands. Deferred income tax assets are summarized as follows:

(in thousands of $)                                                                2006               2005
Deferred tax assets, gross                                                         682                677
Valuation allowances                                                              (554)              (530)
-----------------------------------------------------------------------------------------------------------
Deferred tax assets, net                                                           128                147
===========================================================================================================

The valuation allowances on deferred tax assets increased by $24,000 (2005:
$12,000 decrease). In future periods, depending upon the financial results, managements' estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

9.    EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2006 is calculated with reference to the weighted average number of common shares outstanding during the year. The computation of diluted EPS for the years ended December 31, 2006, 2005 and 2004, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)                                              2006              2005              2004
Net income available to stockholders - basic                   71,673            34,529            55,833
Dilutive  effect of  investee's  convertible  bonds
and bonds with stock warrants                                 (2,365)           (1,726)             (394)
----------------------------------------------------------------------------------------------------------
                                                               69,308            32,803            55,439
==========================================================================================================

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)                                                  2006              2005               2004
Basic earnings per share:
Weighted  average  number of common shares
outstanding                                                    65,562            65,568            65,612

==========================================================================================================
Diluted earnings per share:
Weighted average number of common shares
outstanding                                                    65,562            65,568            65,612
Effect of dilutive share options                                  173               165               185
----------------------------------------------------------------------------------------------------------
Common stock and common stock equivalents                      65,735            65,733            65,797
==========================================================================================================

Earnings per share are as follows:

                                                                2006              2005               2004
Basic                                                           $1.09             $0.53             $0.85
Diluted                                                         $1.05             $0.50             $0.84

10.   OPERATING LEASES

Rental income
The minimum contractual future revenues to be received on time charters as of December 31, 2006, were as follows:

Year ending December 31,                                                Total
(in thousands of $)
2007                                                                  161,252
2008                                                                  126,576
2009                                                                  116,481
2010                                                                   90,268
2011                                                                   59,528
2012 and later                                                        478,340
-------------------------------------------------------------------------------
Total                                                               1,032,445
===============================================================================

The long-term contracts for one of the Company's vessels is a time charter but the economic terms are analogous to a bareboat contract, under which the vessel is paid a fixed rate of hire and the vessel operating costs are borne by the charterer on a costs pass through basis. The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2006 were $1,383 million and $216 million, respectively and at December 31, 2005 were $1,040 million and $164 million, respectively.

Rental expense
The Company is committed to making rental payments under operating leases for office premises. The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,                                                 Total
(in thousands of $)
2007                                                                      208
2008                                                                      215
2009                                                                      110
-------------------------------------------------------------------------------
Total minimum lease payments                                              533
===============================================================================

Total rental expense, net of provision, for operating leases was $84,000 (income), $305,000 and $1,431,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Rental expense for the year ended December 31, 2006 includes a credit amount of $380,000, being the release of a provision, following the settlement in July 2006 of a service charge dispute in connection with former office space that the Company no longer occupies.

In addition, total sublease income was $nil, $nil and $1,103,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The sublease income related to a sublease arrangement in respect of former office space that the Company no longer occupied. The lease and the sublease ended in November 2004.

11. EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEES

At December 31, 2006, the Company has the following participation in investments that are recorded using the equity method:

                                                             2006          2005
Korea line Corporation                                     21.09%        21.09%
Liquefied Natural Gas Limited                              19.65%             -
OLT Offshore LNG Toscana S.p.A                             20.00%             -
Egyptian Company for Gas Services S.A.E                    50.00%             -

The market values at December 31, 2006, of the Company's investment in Korea Line Corporation ("KLC") and Liquefied Natural Gas Limited ("LNGL"), based on quoted market prices, were $113.9 million and $11.1 million, respectively. Quoted market prices for OLT Offshore LNG Toscana S.p.A ("OLT-O") and the Egyptian Company for Gas Services S.A.E ("ECGS") are not available because shares in OLT-O and ECGS are not publicly traded.

The carrying amounts of the Company's investments in KLC, LNGL, OLT-O and ECGS at December 31, 2006 and 2005 are as follows:

(in thousands of $)                                          2006          2005

KLC                                                        83,547        65,950
LNGL                                                        8,242             -
OLT-O                                                       4,966             -
ECGS                                                          500
--------------------------------------------------------------------------------
Equity in net assets of non-consolidated investees         97,255        65,950
================================================================================

The components of equity in net assets of non-consolidated investees are as follows:

(in thousands of $)                                          2006          2005

Cost                                                       48,785        34,124
Equity in net earnings of investees                        47,665        31,507
Share of other reserves movement in investees               3,700         2,034
Less dividends received                                    (2,895)       (1,715)
--------------------------------------------------------------------------------
Equity in net assets of non-consolidated investees         97,255        65,950
================================================================================

KLC is a shipping company listed on the Korean stock exchange. As at December 31, 2003, the Company's investment in KLC amounted to 9.94% of the investee's issued share capital, which had been acquired at a cost of $12,176,000 following a series of step acquisitions during the fourth quarter of 2003. At March 31, 2004, following additional purchases of common shares in KLC, at a cost of $11,351,000, the Company's interest increased by 5.77% to 15.71%. By May 2004, after further purchases of common shares in KLC, at a cost of $10,597,000, the Company's interest had increased by 5.38% to 21.09%. The excess of the fair value of the Company's share of net assets acquired over consideration paid, amounted to $11,276,000 and has been allocated as a pro rata reduction to the fair value of the investee's long lived assets. As at December 31, 2006, the Company held a 21.09% interest in KLC.

For the years ended December 31, 2006 and 2005, the Company's additional paid in capital includes the Company's share of KLC's gain on disposal of KLC's treasury shares to third parties of $1,754,000 and $nil, respectively.

For the years ended December 31, 2006, 2005 and 2004, KLC had outstanding convertible securities and warrants that, if in the aggregate were converted and exercised, would have reduced the Company's interest in KLC, as at December 31, 2006, to 18.4% (2005: 18.4%). If the Company did not have the ability to exercise significant influence over KLC and as a result did not account for the investment using the equity method then the Company's share of net earnings of KLC of $17.3 million, $18.5 million and $13.0 million for the years ended December 31, 2006, 2005 and 2004, respectively, would not have been recognized. However, dividends received from KLC of $1,180,000, $1,544,000 and $171,000 for the years ended December 31, 2006, 2005 and 2004, respectively would be recognized in the statement of operations. As of June 6, 2007, the Company had disposed of its entire interest in KLC (See note 32).

In April 2006, the Company signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 cents per share. The Company purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million, and the second tranche in June 2006, at a cost of $3.5 million. The consideration paid in excess of the fair value of the Company's share of net assets acquired, amounted to $7,457,000 and has been recognized as goodwill. As at December 31, 2006, the Company held a 19.65% interest in LNGL. LNGL is a company focused on acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. The Company has adopted the equity method for accounting for its 19.65% investment in LNGL on the basis that it considers it has significant influence as demonstrated by its Board representation and position as LNGL's largest shareholder.

In November 2006, the Company acquired a 20% interest in OLT-O at a cost of $5 million. OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a Floating Storage Regasification Unit ("FSRU") terminal to be situated off the Livorno cost of Italy. The consideration paid in excess of the fair value of the Company's share of net assets acquired, amounted to $1,762,000 and has been recognized as goodwill.

In March 2006, the Company acquired 500,000 common shares in ECGS at a subscription price of $1 per share. This represents a 50 per cent interest in the voting rights of ECGS. ECGS is a newly incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties. Therefore the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it has joint significant influence.

12.   TRADE ACCOUNTS RECEIVABLE

As at December 31, 2006, trade accounts receivable are presented net of allowances for doubtful accounts. For the years ending December 31, 2006 and 2005, the provision for doubtful debts amounted to $4,000 and $18,000, respectively.

13.   OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)                                          2006          2005
Other receivables                                           4,233         3,279
Mark-to-market equity swaps valuation (See note 28)             -         1,313
Prepaid expenses                                            1,273           845
Accrued interest income                                     9,578         7,136
--------------------------------------------------------------------------------
                                                           15,084        12,573
================================================================================

Other receivables at December 31, 2006, includes the net amount receivable of $24,000 (2005: $404,000) under the Company's loss of hire insurance policy relating to a period of off-hire in respect of one vessel due to required repairs. Other receivables as at December 31, 2006, also includes the net amount receivable of $371,000 (2005: $297,000) under the Company's hull and machinery insurance policy relating to repair costs incurred by the Company for one vessel. Insurance claim receivables are recognized when the facts and circumstances support the legal recovery of a previously incurred loss and management believes it is probable that the claims will be recovered.

14.   DUE FROM RELATED COMPANIES

Amounts due from related companies as at December 31, 2006 and 2005 of $778,000 and $17,000, respectively, represent the recharge of expenses and rebates and seconded staff costs.

15.   NEWBUILDINGS

(in thousands of $)                                          2006          2005
Purchase price installments                                46,209       103,603
Interest and other costs capitalized                        3,504         7,962
--------------------------------------------------------------------------------
                                                           49,713       111,565
================================================================================

The amount of interest capitalized in relation to newbuildings was $2,505,000 and $4,410,000 for the years ended December 31, 2006 and 2005, respectively.

The Company took delivery of two newbuildings during the year ended December 31, 2006, the Grandis and the Granosa, which were delivered to the Company on January 1, 2006 and June 16, 2006, respectively. The total cost of the Granosa of $153,766,000 has been transferred to vessels and equipment, respectively (See note 16). The total cost of the Grandis of $151,366,000 has been transferred to vessels under capital leases (See note 17).

In March 2007, the Company disposed of its remaining newbuilding (See note 32).

16.   VESSELS AND EQUIPMENT, NET

(in thousands of $)                                          2006          2005
Cost                                                      726,105       572,252
Accumulated depreciation                                 (56,466)      (39,244)
--------------------------------------------------------------------------------
Net book value                                            669,639       533,008
================================================================================

As of December 31, 2006, Golar owned four vessels (2005: three).

Drydocking costs of $7,942,000 and $5,042,000 are included in the cost amounts above as of December 31, 2006 and 2005, respectively. Accumulated amortization of those costs as of December 31, 2006 and 2005 were $3,954,000 and $1,981,000, respectively.

Included in the above amounts, as at December 31, 2006 and 2005 is equipment with a net book value of $71,000 and $96,000, respectively.

Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $17,230,000, $14,890,000, and $8,526,000, respectively.

As at December 31, 2006 and 2005, vessels with a net book value of $669,491,000 and $532,912,000 respectively were pledged as security for certain debt facilities (See note 24).

17.   VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)                                           2006          2005
Cost                                                       963,387       812,695
Accumulated depreciation and amortization                (167,201)     (136,659)
--------------------------------------------------------------------------------
Net book value                                             796,186       676,036
================================================================================

As of December 31, 2006, Golar operated eight (2005: seven) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

Drydocking costs of $34,737,000 and $35,428,000 are included in the cost amounts above as of December 31, 2006 and 2005 respectively. Accumulated amortization of those costs at December 31, 2006 and 2005 were $19,784,000 and $21,506,000, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2006, 2005 and 2004 was $43,439,000, $39,801,000 and
$35,942,000, respectively.

18. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                          2006          2005
Debt arrangement fees and other deferred financing charges  13,136         9,814
Accumulated amortization                                   (3,829)       (2,185)
--------------------------------------------------------------------------------
                                                             9,307         7,629
================================================================================

Amortization expense of deferred charges, for the years ended December 31, 2006, 2005 and 2004 was $1,644,000, $3,080,000 and $1,273,000.

19. RESTRICTED CASH AND INVESTMENTS

The Company's short-term and long-term restricted cash and investment balances in respect of its debt and lease obligations and equity swap facility are as follows:

(in thousands of $)                                           2006         2005
Total security lease deposits for lease obligations        815,025      721,971
Restricted cash relating to the Mazo facility               12,183       11,308
Restricted cash relating to the Equity swap facility         3,299       12,477
--------------------------------------------------------------------------------
                                                           830,507      745,756
================================================================================

As at December 31, 2006, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 25 was $815.0 million (2005: $722.0 million). These security deposits are referred to in these financial statements as restricted cash and earn interest based upon GBP LIBOR for the Five Ship Leases and the Methane Princess Lease and based upon USD LIBOR for both the Golar Winter and Grandis Lease. The Company's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)                                           2006         2005
Five Ship Leases security deposits                         535,758      470,156
Methane Princess Lease security deposits                   185,688      161,505
Golar Winter Lease security deposits                        48,571       45,302
Grandis Lease security deposits                             45,008       45,008
--------------------------------------------------------------------------------
Total security deposits for lease obligations              815,025      721,971
Included in short-term restricted cash and short-term
investments                                                (36,805)     (25,663)
--------------------------------------------------------------------------------
Long-term restricted cash                                  778,220      696,308
================================================================================

The analysis of short-term restricted cash and short-term investments at December 31, 2006 and 2005 is as follows:

(in thousands of $)                                           2006         2005
Short-term lease security deposits                          36,805       25,663
Restricted cash and short-term investments relating
to the Mazo                                                 12,183       11,308
facility (See note 24)
Restricted cash relating to the Equity swap facility
(See note 27)                                                3,299       12,477
--------------------------------------------------------------------------------
Short-term restricted cash and short-term investments       52,287       49,448
================================================================================

20.   OTHER NON-CURRENT ASSETS

(in thousands of $)                                           2006          2005
Deferred tax asset (See note 8)                                128           147
Other investments                                            3,000         3,000
Mark-to-market foreign currency swaps valuation
(See note 28)                                                7,767             -
Mark-to-market interest rate swaps valuation
(See note 28)                                                8,892         5,886
Mark-to-market equity swap valuation (See note 28)             536             -
Other long-term assets                                      13,214         1,576
--------------------------------------------------------------------------------
                                                            33,537        10,609
================================================================================

Other investments relate to the Company's $3,000,000 investment in TORP Technology AS ("TORP Technology"), which was acquired in February 2005. TORP Technology is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico. As at December 31, 2006, the Company's investment in TORP Technology amounted to a 16.1% equity interest in the investee's issued share capital. The Company did not estimate the fair value of this investment because there have been no identified events or changes in circumstances that would have a significant adverse effect on its fair value.

Other long-term assets relate to advances of $13,214,000 (2005: $1,576,000) paid to Keppel Shipyard Limited for equipment in respect of the conversion of an existing LNG vessel into a LNG Floating Storage Regasification Unit (See note
30).

21.  ACCRUED EXPENSES

(in thousands of $)                                           2006          2005
Vessel operating and drydocking expenses                     6,535         2,820
Administrative expenses                                      3,948         2,627
Interest expense                                            17,734        14,086
Provision for financing arrangement fees and other costs        97           485
Provision for tax                                              961           587
--------------------------------------------------------------------------------
                                                            29,275        20,605
================================================================================

22.  OTHER CURRENT LIABILITIES

(in thousands of $)                                           2006          2005
Deferred drydocking and operating cost revenue               4,858         5,162
Marked-to-market interest rate swaps valuation
(See note 28)                                                4,160         7,075
Marked-to-market foreign currency swaps valuation
(See note 28)                                                    -        13,064
Other provisions                                                 -            25
Deferred credits from capital lease transactions
(See note 26)                                                3,964         3,964
Other creditors                                                782         2,017
--------------------------------------------------------------------------------
                                                            13,764        31,307
================================================================================

23.   PENSIONS

The Company adopted the provisions of FAS 158 on December 31, 2006. FAS 158 requires full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. Prior to the adoption of FAS 158, only part of the deficit of plan obligations over plan assets would be recognized, with the remainder of the unrecognized actuarial losses spread over the employees' remaining service lives.

The adoption of FAS 158 has had no impact on the net periodic benefit cost recognized in the statement of operations for the years ending December 31, 2006 and 2005.

Defined contribution scheme

The Company operates a defined contribution scheme. The pension cost for the period represents contributions payable by the Company to the scheme. The charge to net income for the year ended December 31, 2006, 2005 and 2004 was $250,000, $262,000 and $156,000, respectively.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)                          2006            2005           2004
Service cost                                  469             652          1,186
Interest cost                               2,602           2,624          3,102
Expected return on plan assets            (1,525)         (1,457)        (1,706)
Recognized actuarial loss                     492             326            827
--------------------------------------------------------------------------------
Net periodic benefit cost                   2,038           2,145          3,409
================================================================================

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ending December 31, 2007 is $568,000.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)                                          2006           2005
Reconciliation of benefit obligation:
Benefit obligation at January 1                            49,082         47,904
    Service cost                                              469            652
    Interest cost                                           2,602          2,624
    Actuarial loss                                          2,186          3,130
    Foreign currency exchange rate changes                  1,317        (1,051)
    Benefit payments                                      (3,533)        (4,153)
    Curtailment effect                                          -           (24)
--------------------------------------------------------------------------------
Benefit obligation at December 31                          52,123         49,082
================================================================================

The accumulated benefit obligation at December 31, 2006 and 2005 was $49.5 million and $47.8 million, respectively.

(in thousands of $)                                          2006           2005
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                     22,487         24,058
     Actual return on plan assets                           2,240          1,797
     Employer contributions                                 1,689          1,598
     Foreign currency exchange rate changes                 1,071          (813)
     Benefit payments                                     (3,533)        (4,153)
--------------------------------------------------------------------------------
 Fair value of plan assets at December 31                  23,954         22,487
================================================================================

Funded status at end of year (1)                         (28,169)       (26,595)
    Unrecognized actuarial loss                                 -          7,224
--------------------------------------------------------------------------------
Net amount recognized                                    (28,169)       (19,371)
================================================================================

Employer contributions and benefits paid under the pension plans include $1,689,000 and $1,598,000 paid from employer assets during the year ended December 31, 2006 and 2005, respectively.

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2006 and December 31, 2005.

The details of these plans are as follows:

                                                 December 31, 2006               December 31, 2005
                                             UK        Marine      Total     UK       Marine      Total
       (in thousands of $)                  scheme     scheme                scheme   scheme
Accumulated benefit obligation           (10,937)     (38,535)   (49,472)    (9,149)   (38,657)   (47,806)
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation             (11,105)     (41,018)   (52,123)    (9,315)   (39,767)   (49,082)
Fair value of plan assets                   9,258       14,696     23,954      7,381     15,106     22,487
-----------------------------------------------------------------------------------------------------------
Funded status at end of year              (1,847)     (26,322)   (28,169)    (1,934)   (24,661)   (26,595)
===========================================================================================================

The amounts recognized in the Company's balance sheet prior to adoption of FAS 158 consist of:

(in thousands of $)                                           2006          2005
Accrued benefit liability                                 (25,518)      (25,319)
Accumulated other comprehensive income                       5,871         5,948
--------------------------------------------------------------------------------
Net amount recognized prior to adoption of FAS 158        (19,647)      (19,371)
================================================================================

Non-current liability                                     (28,169)      (19,371)
--------------------------------------------------------------------------------
Net amount recognized following adoption of FAS 158       (28,169)      (19,371)
================================================================================

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)                                          2006           2005
Net actuarial loss                                          8,522          5,948
--------------------------------------------------------------------------------

The incremental effect of applying FAS 158 on individual line items in the Company's balance sheet at December 31, 2006, is as follows:

                                        Before application
                                            of FAS 158 and
                                          after additional       Incremental
                                           minimum pension         effect of             After
                                                 liability          adopting        Application
(in thousands of $)                             adjustment           FAS 158         of FAS 158
Pension liability                                   25,518           2,651             28,169
Accumulated other comprehensive income               5,826           2,651              8,477
Total stockholders' equity                         504,393           2,651            507,044

The asset allocation for the Company's Marine scheme at December 31, 2006 and 2005, and the target allocation for 2007, by asset category follows:

Marine scheme                  Target allocation
                                   2007 (%)            2006 (%)        2005 (%)
Equity                              30 - 65                  43              39
Bonds                               10 - 50                  15              25
Other                               20 - 40                  28              34
Cash                                   -                     14               2
--------------------------------------------------------------------------------
Total                                 100                   100             100
================================================================================

The asset allocation for the Company's UK scheme at December 31, 2006 and 2005, and the target allocation for 2007, by asset category follows:

UK scheme                      Target allocation
                                   2007 (%)            2006 (%)        2005 (%)
Equity                                80                     76              80
Bonds                                 20                     19              20
Cash                                   -                      5               -
--------------------------------------------------------------------------------
Total                                 100                   100             100
================================================================================

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2007, as follows:

(in thousands of $)                             UK scheme         Marine scheme
Employer contributions                                427             1,800
================================================================================

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)                                   UK scheme    Marine scheme
2007                                                     220               3,000
2008                                                     220               3,100
2009                                                     400               3,100
2010                                                     540               3,200
2011                                                     490               3,100
2012-2016                                              2,360              17,900
--------------------------------------------------------------------------------

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

                                                       2006                2005
Discount rate                                          5.6%                5.4%
Rate of compensation increase                          4.5%                3.7%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

                                                       2006                2005
Discount rate                                          5.4%                5.7%
Expected return on plan assets                         6.8%                6.4%
Rate of compensation increase                          3.7%                2.8%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2006 and 2005 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2006 and 2005. For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

24.   DEBT

(in thousands of $)                                        2006             2005
Total long-term debt due to third parties               876,358          825,747
Less: current portion of long-term debt
due to third parties                                   (72,587)         (67,564)
--------------------------------------------------------------------------------
Long-term debt                                          803,771          758,183
================================================================================

The outstanding debt as of December 31, 2006 is repayable as follows:

Year ending December 31,
(in thousands of $)
2007                                                                     72,587
2008                                                                    167,219
2009                                                                     73,448
2010                                                                    172,563
2011                                                                    212,144
2012 and later                                                          178,397
--------------------------------------------------------------------------------
Total                                                                   876,358
================================================================================

The Company's debt is denominated in U.S. dollars and bears floating interest rates except for $135 million of debt at December 31, 2006 and 2005 in respect of the Methane Princess facility which bears fixed interest rates. The weighted average interest rate as of December 31, 2006 and 2005 was 6.04 per cent and
4.98 per cent, respectively. The fixings in respect of the Methane Princess facility have varying maturity dates from 2007 to 2015 and as of December 31, 2006, the weighted average fixed interest rate was 5.35 per cent (2005: 5.35 per cent).

At December 31, 2006, the Company's debt was as follows:

(in thousands of $)                                                Maturity date
Mazo facility                                           138,597             2013
Methane Princess facility                               164,036             2015
Golar Gas Holding facility                              240,000             2011
Golar Frost facility                                    102,550             2008
Gracilis facility                                       113,000             2010
Granosa facility                                        118,175             2011
--------------------------------------------------------------------------------
                                                        876,358
================================================================================

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

Golas Gas Holding facility
In May 2001, the Company entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million. These loans were first re-financed in April 2003 and again in March 2005 when a subsidiary of the Company, Golar Gas Holding Company Inc., entered into a refinancing transaction with a banking consortium in respect of these loans. The new first priority loan (the "Golar Gas Holding facility") is for an amount of $300 million. The total amount outstanding at the time of the refinancing was $242.3 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin. The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $79.4 million due on April 14, 2011. The loan is secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the five vessels that are part of the Five Ship Leases (See note 25).

Methane Princess facility
In December 2001, the Company signed a loan agreement with a bank for the purpose of financing newbuilding hull number 2215 (Methane Princess) for an amount of $180 million. In August 2003, prior to the delivery of the Methane Princess the Company refinanced this facility. The new facility (the "Methane Princess facility") was also for $180 million, with the same bank and is repayable in monthly installments with a final balloon payment of $116.4 million payable on August 25, 2015. The loan accrues a floating rate of interest of LIBOR plus a margin determined by reference to Standard and Poors ("S&P") rating of the Charterer from time to time. The margin can increase if the rating for the Charterer at any time falls below an S&P rating of "B". As at December 31, 2006, interest on $135 million of debt in respect of the Methane Princess facility was fixed, of which $55 million was fixed in 2002, $50 million in 2003 and $30 million in 2004. The fixings have varying maturity dates from 2007 to 2015, as of December 31, 2006 the weighted average interest rate was 5.35 per cent (including margin). The loan is secured by the assignment to the lending bank of a mortgage given to Golar by the lessor of the Methane Princess Lease (See note 25).

Golar Frost facility
In June 2004 the Company signed a loan agreement with a banking consortium for an amount of $110.0 million for the purpose of financing newbuilding hull number 1444, the Golar Frost, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due six monthly with a final balloon payment of $97.5 million payable on June 15, 2008, pursuant to an extension of the term of the loan for a period of 12 months in June 2006. In June 2007, the lending banks approved a further extension of one year in respect of this facility. Repayments on the loan commenced on December 15, 2004.

Gracilis (formerly known as the Golar Viking) facility
In January 2005 the Company signed a loan agreement with a bank for an amount of $120.0 million for the purpose of financing newbuilding hull number 1460, the Gracilis, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due quarterly with a final balloon payment of $101.0 million payable on January 6, 2010. Repayments on the loan commenced on April 6, 2005.

Granosa facility
In April 2006 the Company signed a loan agreement with a bank for an amount of $120.0 million for the purpose of financing newbuilding hull number 2234, the Granosa, which is secured by a mortgage on this vessel. The facility bears floating interest rate of LIBOR plus a margin and repayments are due quarterly with a final balloon payment of $92.6 million payable on May 15, 2011. Repayments on the loan commenced on September 15, 2006.

As of December 31, 2006, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from 0.80 per cent to 1.5 per cent (2005: 0.80 per cent to 1.7 per cent).

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders. In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions. With regards to cash restrictions Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis. As of December 31, 2006 and 2005 the Company complied with the debt covenants of its various debt agreements.


25. CAPITAL LEASES

(in thousands of $)                                          2006          2005
Total long-term obligations under capital leases        1,015,034       803,966
Less: current portion of obligations under
capital leases                                            (5,269)       (2,466)
--------------------------------------------------------------------------------
Long term obligations under capital leases              1,009,765       801,500
================================================================================

As at December 31, 2006, Golar operated eight (2005: seven) vessels under capital leases. These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

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

The fourth leasing transaction, which occurred in April 2005, was in relation to hull number 2226 (Grandis). The Company novated the Grandis newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("The Grandis Lease").

Golar's obligations to the lessors under the Five Ship Leases and Methane Princess Lease are primarily secured by letters of credit ("LC") provided by other banks. Golar's obligations to the lessor of the Golar Winter Lease and Grandis Lease are partly secured by a LC. Details of the security deposits provided by Golar to the banks providing the LC's are given in note 19.

As at December 31, 2006, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31,                  Five ship      Methane       Golar     Grandis         Total
(in thousands of $)                          leases     Princess      Winter       lease
                                                           lease      lease
2007                                         28,423        7,400      12,501        9,294        57,618
2008                                         29,863        7,733      12,501        9,294        59,391
2009                                         31,357        8,069      12,501        9,294        61,221
2010                                         32,924        8,405      12,501        9,294        63,124
2011                                         34,571        8,746      12,501        9,294        65,112
2012 and later                              773,730      365,046     256,268      239,809     1,634,853
--------------------------------------------------------------------------------------------------------
Total minimum lease payments                930,868      405,399     318,773      286,279     1,941,319
Less: Imputed interest                    (413,158)    (225,659)   (151,102)    (136,366)     (926,285)
--------------------------------------------------------------------------------------------------------
Present value of minimum lease payments     517,710      179,740     167,671      149,913     1,015,034
========================================================================================================

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

In common with the Five Ship Leases and the Methane Princess Lease, the Golar Winter Lease is denominated in British Pounds. However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself. In order to hedge the currency risk arising from re-translation of the GBP lease rental obligation into US dollars, the Company entered into a 28 year currency swap in April 2004 to hedge all lease rental payments under the Golar Winter Lease into US dollars at a fixed GBP/USD exchange rate. In addition as of December 31, 2006, the Company had entered into interest rate swaps of $115 million (2005: $115 million) to fix the interest rate in respect of its Golar Winter lease obligations for a period ranging from three to ten years.

The Grandis Lease is for a primary period of 30 years, expiring January 2036. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR. In contrast to the Company's other leases the Grandis lease obligation and the cash deposits securing the lease obligation are denominated in USD. However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself. As of December 31, 2006, the Company had entered into interest rate swaps of $105 million (2005: $105 million) to fix the interest rate in respect of its Grandis lease obligations for a period of seven years.

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

26. OTHER LONG-TERM LIABILITIES

(in thousands of $)                                          2006          2005
Pension obligations (See note 23)                          28,169        25,319
Deferred credits from capital lease transactions           55,596        59,559
Share options (See note 27)                                 1,051             -
--------------------------------------------------------------------------------
                                                           84,816        84,878
================================================================================

Deferred credits from capital lease transactions

(in thousands of $)                                         2006           2005
Deferred credits from capital lease transactions           74,121         74,121
Less: Accumulated amortization                           (14,561)       (10,598)
--------------------------------------------------------------------------------
                                                           59,560         63,523
================================================================================

Short-term (See note 22)                                    3,964          3,964
Long-term                                                  55,596         59,559
--------------------------------------------------------------------------------
                                                           59,560         63,523
================================================================================

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

In July 2003, the Company completed a direct equity offering of 5,600,000 common shares in a placement in Norway, towards international institutional investors at a price of $10.20 per share. In December 2003, the Company issued a further 4,000,000 common shares at a price of $13.11 per share.

In February 2005, the Company, through market purchases, acquired 50,000 common shares at a price of NOK 85.22 ($13.34) per share, for the purpose of cancellation. The total consideration paid amounted to $667,000. The Company held the shares until cancellation in March 2006, which resulted in a reduction of total issued and outstanding shares of the Company to 65,562,000. As at December 31, 2005 and 2006, the shares were accounted for as retired stock and accordingly the purchase price of the shares totalling $667,000 has been deducted from shareholders' equity by reducing share capital, additional paid in capital and retained earnings have been reduced by $50,000, $247,000 and $370,000, respectively.

In October 2005, the Board of the Company approved a share buy back scheme and in connection with this established a twelve month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the Bank of Nova Scotia ("BNS"), whereby the latter may acquire an amount of shares up to a maximum of
3.2 million in the Company during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares. BNS is compensated at their cost of funding plus a margin. In October 2006, this facility was extended for a further twelve months. As at December 31, 2006, BNS has acquired a total of 1,070,000 (2005: 600,000) Golar shares under the Programme at an average price of $11.15. The Equity Swap Line facility agreement requires that an amount of cash be deposited with BNS during the accumulation period as security. As at December 31, 2006, $3.3 million was held on deposit and is referred to in these financial statements as short-term restricted cash. At December 31, 2006 and December 31, 2005, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $)                                          2006          2005

100,000,000 common shares of $1.00 each                   100,000       100,000
===============================================================================

Issued share capital:

(in thousands of $)                                         2006          2005

65,562,000 (2005:  65,562,000)  outstanding
issued common shares of $1.00                             65,562        65,562
each
===============================================================================

Share options

The Company elected to adopt the provisions of Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("FAS 123R"), effective January 1, 2006, under the modified prospective transition method. FAS 123R eliminates accounting for stock-based compensation transactions using the intrinsic method, and requires instead that such transactions be accounted for using the fair-value based method.

Under the modified prospective method, compensation cost is recognized in accordance with the provisions of FAS 123R for all share-based payments (i) granted after the effective date; and (ii) granted to the employees prior to the effective date of FAS 123R, that remain unvested on the effective date. As of January 1, 2006, all the Company's stock options granted prior to the effective date were all fully vested.

In July 2001, the Company's Board of Directors approved the grant of options to eligible employees to acquire an aggregate amount of up to 2,000,000 shares in the company.

In July 2001, the Company's Board of Directors granted options to certain directors and officers to acquire 400,000 shares at a subscription price of $5.75 per share. These options vested on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant.

Under the terms of the Company's employee share option scheme, which was approved by the Company's Board of Directors in February 2002, options may be granted to any director or eligible employee of the Company or its subsidiaries. All options will expire on the tenth anniversary of the option's grant or at such earlier date as the Board of Directors may from time to time prescribe. The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant. The Company authorized 2,000,000 shares to be issued under the scheme, and the number of shares granted under the scheme may not in any ten-year period exceed seven per cent of the issued share capital of the Company. No consideration is payable for the grant of an option.

In January 2006, the Company granted 1,058,000 share options to certain employees and directors of the Company and its subsidiaries, at a subscription price of $14.80 per share. The options will vest in three equal tranches over a three-year period from January 27, 2007 to January 27, 2009 and will expire on the fifth anniversary of the options' grant date. In June 2006, a further 200,000 options were granted at a subscription price of $13.14 on the same terms.

A condition of the options awarded in 2006 provides that upon voluntary termination by an option holders' employment with the Company and its subsidiaries, provided the first anniversary of the date of grant has elapsed, a reduced cash settlement based on the intrinsic value will be paid. Accordingly, for those share option awards eligible for this cash settlement feature (those that vest after the first anniversary of grant) these have been classified as a liability with the remainder classified as equity. Consequently, at the balance sheet date a liability for the current fair value of these share options not exercised is recognized in the balance sheet under other liabilities. The change in the liability for the period is recognized in the statement of operations. For those share options classified as equity, the grant date fair value for these stock options not exercised is recognized in shareholders' equity in additional paid in capital with a corresponding charge in the statement of operations.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. For those option awards classified as a liability the fair value is remeasured as at the balance sheet date. The following weighted average assumptions used are noted in the table below. There were no options granted in the years ending December 31, 2005 and 2004.

                                         Liability classified     At grant date
                                            awards remeasured
                                         at December 31, 2006

Risk free interest rate                                  4.7%              4.6%
Expected volatility of common stock                     31.5%             34.0%
Expected dividend yield                                  0.0%              0.0%
Expected life of options (in years)                      3.3               3.9

The assumption for expected future volatility is based primarily on an analysis of historical volatility of the Company's common stock. The expected term of options is derived from the vesting period of the award and represents the period of time that options granted are expected to be outstanding. The exercise price of options, granted in 2006 and later, is reduced by the value of dividends, on a per share basis.

A summary of option activity as at December 31, 2006, and changes during the year then ended is presented below:

(in thousands of $, except per share data)                 Shares        Weighted         Weighted
                                                       (In '000s)         average          average
                                                                         exercise        remaining
                                                                            price      contractual
                                                                                              term
                                                                                           (years)
Options outstanding at December 31, 2004 & 2005               300           $5.75
  Granted during the year                                   1,258          $14.54
---------------------------------------------------------------------------------------------------
Options outstanding at December 31, 2006                    1,558          $12.84              4.4
===================================================================================================

Options exercisable at:
  December 31, 2006                                            300           $5.75              5.5
===================================================================================================
  December 31, 2005                                            300           $5.75              6.5
===================================================================================================

A summary of the status of the Company's non-vested share options as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:



(in thousands of $, except per share data)                 Shares       Weighted
                                                       (In '000s)        average
                                                                  exercise price
Non-vested at January 1, 2006                                   -              -
  Granted during the year                                   1,258         $14.54
--------------------------------------------------------------------------------
Non-vested at December 31, 2006                             1,258         $14,54
================================================================================

The weighted average grant date and current fair value of options granted as at December 31, 2006, during 2006 was $5.11 and $3.57, respectively. No options have been forfeited, exercised, cancelled or expired during 2006, 2005 and 2004.

Compensation cost of $2,775,000, $nil and $nil has been recognized in the statement of operations for the years ended December 31, 2006, 2005 and 2004, respectively, in connection with the 1,258,000 options granted in 2006. As of December 31, 2006, the total unrecognized compensation cost related to non-vested options of $1,712,000 (2005: $nil) is expected to be recognized over a weighted average period of 2.1 years.

The intrinsic value of those options outstanding and exercisable as at December 31, 2006, was $2,115,000, representing $7.05 per option.

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

                                           Notional Amount
Instrument                            December 31,     December 31,   Maturity  Fixed Interest
                                              2006             2005      Dates           Rates
(in thousands of $)
Interest rate swaps:
   Receiving floating, pay fixed           479,097         494,518   2007 - 2015  3.03% to 6.43%

At December 31, 2006, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $479.1 million (2005: $494.5 million).

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

A net foreign exchange gain of $3.2 million arose in the year ended December 31, 2006 (2005: $4.0 million loss) as a result of the retranslation of the Company's capital lease obligations and the cash deposits securing those obligations net of the gain (2005: loss) on the currency swap referred to below. The net gain arose due to the appreciation of the British Pound against the U.S. Dollar during the year. This net gain represents an unrealized gain and does not therefore materially impact the Company's liquidity. Further foreign exchange gains or losses will arise over time in relation to Golar's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

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

                                     Notional Amount
Instrument                                                                       Fixed
                             December 31,     December 31,   Maturity          GBP/USD
(in thousands)                       2006             2005      Dates     Currency Rate
Currency rate swaps:
   Receiving in GBP         (pound)77,460    (pound)82,728       2032             1.838
   Pay in U.S.dollar             $142,371         $152,054       2032                 -

The counterparty to the foreign currency swap contract is a major banking institution. Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by the counterparty.

Natural gas commodity price forward contracts
The Company may enter into natural gas commodity price forward contracts and futures in order to manage its exposure to the risk of the movement in the price of natural gas effecting charter rates and in some circumstances for speculative purposes. Market risk exists to the extent that natural gas spot and future price movements have a negative effect on the Company's cash flows and consolidated statement of operations. As at December 31, 2006 and 2005 the notional principal amounts subject to such contracts were $nil and $nil.
(see note 29)

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

                                               2006            2006             2005            2005
                                     Carrying Value      Fair Value   Carrying Value      Fair Value
(in thousands of $)
Non-Derivatives:
Cash and cash equivalents                    56,616          56,616           62,227          62,227
Restricted cash and short-term
investments                                  52,287          52,287           49,448          49,448
Long-term restricted cash                   778,220         778,220          696,308         696,308
Long-term unlisted investment                 3,000             N/a            3,000             N/a
Short-term debt - floating                   72,587          72,587           67,564          67,564
Long-term debt - floating                   668,771         668,771          623,183         623,183
Long-term debt - fixed                      135,000         136,270          135,000         135,753
Long-term obligations under capital
leases                                    1,009,765       1,009,765          801,500         801,500

Derivatives:
Interest rate swaps liability                 4,160           4,160            7,075           7,075
Interest rate swaps asset                     8,892           8,892            5,886           5,886
Foreign currency swap
asset (liability)                             7,767           7,767         (13,064)        (13,064)
Equity swap asset                               536             536            1,313           1,313

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

The Company did not estimate the fair value at December 31, 2006, of its unlisted investment in TORP Technology, in which the Company has a 16.1% equity interest because there have been no identified events or changes in circumstances that would have a significant adverse effect on its fair value.

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

The mark-to-market gain or loss on Golar's interest rate, currency and equity swaps for the period is reported in the statement of operations caption "other financial items" (See note 7).

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

During the year ended December 31, 2006, three customers accounted for a substantial amount of the total revenues of the company. These revenues and associated accounts receivable are derived from its five time charters with BG Group plc, two time charters with Pertamina and three charters with Shell. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation and KOGAS. The Company considers the credit risk of BG Group plc and Shell to be low.

During the years ended December 31, 2006, 2005 and 2004, BG Group plc and Pertamina each accounted for more than 10% of gross revenue.

During 2004, Pertamina, BG Group plc and Shell accounted for revenues of $65.6 million, $82.2 million and $nil respectively.

During 2005, Pertamina, BG Group plc and Shell accounted for revenues of $63.7 million, $87.5 million and $nil respectively.

During 2006, Pertamina, BG Group plc and Shell accounted for revenues of $61.9 million, $87.3 million and $43.6 million respectively.

29.   RELATED PARTY TRANSACTIONS

In the years ended December 31, 2006, 2005 and 2004, Frontline Management (Bermuda) Limited and Frontline Management AS both subsidiaries of Frontline Ltd. ("Frontline") have provided services to the Company. These services include management support, corporate services and administrative services. In the years ended December 31, 2006, 2005 and 2004, management fees payable to Frontline of $nil, $90,300 and $235,200 respectively, have been incurred by Golar and have been included within vessel operating expenses. In the years ended December 31, 2006, 2005 and 2004, the Company also received supplier rebates from Frontline of $400,530, $203,820 and $101,793, respectively, which have been included within vessel operating expenses. As at December 31, 2006, an amount of $350,530 was due from Frontline (2005: $nil) in respect of these fees and costs incurred. In addition certain amounts have been recharged at cost between both the companies. As at December 31, 2006, an amount of $176,144 was due from Frontline (2005: $640,000 due to Frontline) in respect of these recharges. Frontline is a publicly listed company. Its principal shareholder is Hemen Holding Limited, a company indirectly controlled by the Company's chairman, John Fredriksen.

Seatankers Management Company Limited ("Seatankers") is indirectly controlled by the Company's chairman, John Fredriksen. In the year ended December 31, 2006, 2005 and 2004, Seatankers has provided insurance administration services to the Company. In the years ended December 31, 2006, 2005 and 2004, management fees payable to Seatankers of $35,000, $35,000 and $35,000 respectively, have been incurred by Golar and have been included within administrative expenses. In the year ended December 31, 2006, 2005 and 2004 the Company also received supplier rebates from Seatankers of $166,929, $62,878 and $99,893, which have been included within vessel operating expenses. As at December 31, 2006 and 2005 no amounts were due from Seatankers in respect of these services. In addition certain amounts have been recharged at cost between both companies. As at December 31, 2006 the Company owed $1,849 (2005: $229,000) to Seatankers in respect of these recharges.

Arcadia Limited ("Arcadia") is indirectly controlled by the Company's chairman, John Fredriksen. During 2006, the Company entered into a forward contract, which Arcadia executed on the Company's behalf, to hedge the natural gas commodity price prior to entering into a charter, the rate for which was partly dependent upon the price of natural gas. Having fixed the charter rate the contract was terminated, resulting in Golar recognizing a realized gain of $2,045,000 in the period. The realized gain has been included within other financial items.

During the years ended December 31, 2006, 2005 and 2004, Faraway Maritime Shipping Inc., which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $5.5 million, $18 million and $nil respectively, of which 60 per cent was paid to Golar and 40 per cent was paid to CPC.

30.   CAPITAL COMMITMENTS

Newbuildings commitments

As at December 31, 2006, the Company had a contract to build one new LNG carrier at a contract cost of $162.0 million, excluding financing costs. As at December 31, 2006, the installments for this vessel, were due to be paid as follows:

(in millions of $)
Paid in 12 months to 31 December 2004                                      15.4
Paid in 12 months to 31 December 2005                                         -
Paid in 12 months to 31 December 2006                                      15.4
Payable in 12 months to 31 December 2007                                  131.2
                                                             -------------------
                                                                          162.0
                                                             ===================

As discussed in note 32, subsequent to the year ended December 31, 2006, the Company sold its newbuilding hull number 2244 for the gross consideration of $92.5 million.

Other capital commitments

As at December 31, 2006, the Company had a contract with Keppel Shipyard for the conversion of an existing LNG vessel into a LNG Floating Storage Regasification Unit ("FSRU"). As at December 31, 2006, the estimated timing of the remaining payments due to be paid is as follows:

(in millions of $)
Payable in 12 months to 31 December 2007                                   23.9
Payable in 12 months to 31 December 2008                                    7.6
--------------------------------------------------------------------------------
                                                                           31.5
================================================================================

31. OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)                                  December 31,   December 31,
                                                             2006           2005
Long-term loans secured on vessels,  vessels under
capital leases and newbuildings                           876,358        825,747
================================================================================

Other Contractual Commitments and contingencies
Insurance
The Company insures the legal liability risks for its shipping activities with Gard and Skuld, both are mutual protection and indemnity associations. As a member of a mutual association, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits
The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is clawed back from the lessor as a result of adverse tax rate changes or rulings, or in the event the Company terminates one or more of its leases, the Company would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors. The upfront benefits the Company has received equates to the cash inflow received plus fees funded in connection with the six leases entered into during 2003, in total approximately (pound)41 million British pounds. As at December 31, 2006, the total unamortized balance of deferred credits from capital lease transactions (See note 26) was $59.6 million. A termination of any of these leases would realize the accrued currency gain or loss. As at December 31, 2006, this was a net accrued gain of approximately $2.4 million.

Other
In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2006, the Company was committed to subscribe for common shares in ECGS for a total consideration of $5,000,000. An initial amount of $500,000 was paid in March 2006, with the balance payable within three years of incorporation, at dates to be determined by ECGS's Board of Directors.

As at December 31, 2006, the Company had a commitment to pay $1 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

32. SUBSEQUENT EVENTS

In February 2007, the Company entered into an agreement to sell newbuilding hull 2244 to an unrelated third party for the gross consideration of $92.5 million, realizing a profit of $41 million. The proceeds were received on March 30, 2007. As at December 31, 2006, the Company did not have a formal plan in place to sell the newbuilding. Accordingly, as at December 31, 2006, it was not classified as an asset held for sale (See note 15).

On February 28, 2007, the Board of Golar declared a dividend of $0.50 per share that was paid on March 26, 2007. On May 23, 2007, the Board declared a further dividend of $0.50 per share that was paid on June 19, 2007. On June 6, 2007, the Board declared an extraordinary dividend of $0.75 per share that will be paid on or about July 3, 2007.

In March 2007, the Company granted 75,000 share options to an employee of the Company and its subsidiaries at a subscription price of $13.13 per share. The options have been granted pursuant to the terms set forth in the Company's existing Employee Share Option Scheme (See note 27).

Subsequent to December 31, 2006, the Bank of Nova Scotia acquired a further 171,300 shares in the Company at an average price of $13.35 under the Equity Swap Line (See note 27). On May 30, 2007, the Company terminated its equity swap and bought 1,241,300 shares in the Company from Bank of Nova Scotia at a net cost of $15.4 million after taking into account the gain on the mark-to-market of the swap of $7.4 million paid to Golar upon termination.

In April 2007, the Company sold 1.1 million shares in Korea Line, bringing its interest down to 10%, for consideration of $77.9 million. Between May and June 2007, the Company disposed of its remaining interest in Korea Line for net consideration of $95 million.

Korea Line Corporation
Financial Statements
December 31, 2006, 2005 and 2004

Korea Line Corporation
Index
December 31, 2006, 2005 and 2004

                                                                         Page(s)


Report of Independent Registered Public Accounting Firm..................     1


Financial Statements

Balance Sheets...........................................................   2-3

Statements of Income.....................................................     4

Statements of Appropriations of Retained Earnings........................     5

Statements of Cash Flows.................................................   6-7

Notes to Financial Statements............................................  8-52

 PriceWaterhouseCoopers Logo

             Report of Independent Registered Public Accounting Firm

To the Board of Directors of and Shareholders of Korea Line Corporation

We have audited the accompanying balance sheets of Korea Line Corporation (the "Company") as of December 31, 2006 and 2005, and the related statements of income, appropriation of retained earnings and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations, the changes in its retained earnings and its cash flows for the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of Korea.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the financial statements.

As discussed in Note 27 to the financial statements, under the provision of Korean tax law enacted from 2005, the Company elected to pay income taxes by applying tonnage tax system to its income from international shipping and accounted for tax expense in line with the new provision in the accompanying financial statements.


Seoul, Republic of Korea
June 28, 2007

Korea Line Corporation
Balance Sheets
December 31, 2006 and 2005

                                                                                                            2006
 (in millions of Korean won and thousands of US dollar)                 2006                2005        (unaudited)
 Assets
 Current assets:
   Cash and cash equivalents (Notes 4 and 19)                    W      8,433      W      25,084       $      9,072
   Short-term deposits (Notes 5 and 9)                                 30,331             39,182             32,628
   Marketable securities (Note 6)                                      45,477              9,906             48,921
   Accounts receivable - trade (Note 19)                               36,553             24,509             39,321
   Accounts receivable - other (Note 18)                               22,136              9,479             23,812
   Accrued income                                                         204                779                219
   Prepaid expenses                                                    40,230             33,405             43,277
   Inventories                                                         19,653             17,959             21,141
   Other current assets                                                 7,512              9,767              8,082
                                                                 ------------     --------------        -----------
            Total current assets                                      210,529            170,070            226,473
                                                                 ------------     --------------        -----------

Investment securities: (Note 7)
   Available-for-sale securities                                        3,163              8,146              3,402
   Equity securities of affiliates                                     30,696             18,962             33,021
Property, ships and equipment, net (Notes 8, 10, 14 and 15)         1,126,219            980,234          1,211,509
 Intangible assets, net (Note 11)                                           -              2,704                  -
 Long-term deposits (Note 5)                                              208                585                224
 Guarantee deposits                                                     3,401              2,902              3,658
 Other assets (Note 19)                                                 1,571              2,692              1,690
                                                                 ------------     --------------        -----------

             Total assets                                         W 1,375,787       W  1,186,295        $ 1,479,977
                                                                 ------------     --------------        -----------

   The accompanying notes are an integral part of these financial statements.

Korea Line Corporation
Balance Sheets
December 31, 2006 and 2005

                                                                                                                  2006
 (in millions of Korean won and thousands of US dollar)                         2006          2005           (unaudited)
 Liabilities and Stockholders' Equity Current liabilities:
   Trade payables (Notes 19 and 23)                                       W     38,365       W  39,119        $    41,270
   Short-term borrowings                                                         4,000               -              4,303
   Other payables                                                                3,159           3,428              3,398
   Withholdings                                                                  3,516           6,983              3,783
   Accrued expenses                                                              8,626           6,633              9,279
   Dividends payable                                                                24              19                 26
   Unearned income                                                              22,376          16,953             24,071
   Income taxes payable                                                          3,762             208              4,047
   Deferred income tax liabilities (Note 27)                                     2,752           1,228              2,960
   Current portion of long-term borrowings
      (Notes 12, 14 and 19)                                                        357           2,837                384
   Current portion of debentures (Note 13)                                      20,493               -             22,045
   Current portion of long-term accounts payable
      - other (Notes 15 and 19)                                                 59,720          56,939             64,243
                                                                          ------------       ---------        -----------
            Total current liabilities                                          167,150         134,347            179,809
 Long-term borrowings (Notes 12, 14 and 19)                                      1,619          23,341              1,742
 Debentures (Note 13)                                                           63,767          38,114             68,596
Long-term accounts payable - other (Notes 15, 16 and 19)                       603,915         559,151            649,650
 Accrued severance indemnities (Note 17)                                         3,702           3,674              3,982
 Deferred income tax liabilities (Note 27)                                       8,596           6,264              9,247
 Long-term advance received (Note 18)                                            6,311          37,558              6,789
 Other long-term liabilities                                                     6,077             237              6,537
                                                                          ------------       ---------        -----------
            Total liabilities                                                  861,137         802,686            926,352
                                                                          ------------       ---------        -----------

 Stockholders' equity:
   Common stock of W5,000 par value:
       Authorized - 30,000,000 shares
       Issued - 10,000,000 shares                                               50,000          50,000             53,787
   Capital surplus (Notes 8 and 20)                                             50,068          45,405             53,859
   Retained earnings:
       Appropriated (Note 21)                                                  292,208         213,208            314,338
       Unappropriated                                                          124,235          99,747            133,643
   Capital adjustments:
       Treasury stock (Note 22)                                                 (2,676)        (26,225)            (2,879)
       Equity in capital surplus of affiliates (Note 7)                            815           1,474                877
                                                                          ------------       ---------        -----------
            Total stockholders' equity                                         514,650         383,609            553,625

            Total liabilities and stockholders' equity                    W  1,375,787     W 1,186,295        $ 1,479,977
                                                                          ------------       ---------        -----------

   The accompanying notes are an integral part of these financial statements.

Korea Line Corporation
Statements of Income
Years ended December 31, 2006, 2005 and 2004


(in millions of Korean won and thousands of US dollar)              2006            2005           2004           2006
                                                                                                               (unaudited)
Sales                                                         W 1,150,187     W  1,109,273     W  1,150,130     $ 1,237,292
Cost of sales (Notes 23 and 25)                                 1,047,569        1,005,241          973,285       1,126,903
                                                              -----------     ------------     ------------     ------------
             Gross profit                                         102,618          104,032          176,845         110,389

Selling, general and administrative expenses
  (Notes 23,24 and 25)                                             13,320           13,166           10,248          14,329
                                                              -----------     ------------     ------------     ------------
             Operating income                                      89,298           90,866          166,597          96,060

Other income
   Interest income                                                  3,228            5,523            5,721           3,472
   Dividend income                                                    617              339               77             664
   Gain on foreign currency transaction                            17,479           15,836           19,904          18,803
   Gain on foreign currency translation                            50,674           20,286           88,921          54,512
   Gain on valuation of marketable securities (Note 6)              5,541            3,904              561           5,961
   Gain on disposition of accounts receivable                       5,988            2,027                -           6,441
   Equity in earnings of affiliates (Note 7)                        2,614            2,913            3,606           2,812
   Gain on valuation of derivatives (Note 31)                           -            1,719              983               -
   Gain on derivative transactions                                 14,166            3,166                -          15,239
   Gain on disposition of property, ships and equipment             4,375               12                2           4,706
   Others                                                           1,356            1,103              979           1,459
                                                              -----------     ------------     ------------     ------------
                                                                  106,038           56,828          120,754         114,069
                                                              -----------     ------------     ------------     ------------

Other deductions
   Interest expense                                                47,655           32,605           25,924          51,264
   Loss on foreign currency transaction                             9,214           14,161           15,752           9,912
   Loss on foreign currency translation                                81               81            4,621              87
   Loss on valuation of derivatives (note 31)                       5,850                -                -           6,293
   Loss on derivative transactions                                 13,545            7,476                -          14,571
   Loss on redemption of bonds (note 13)                              873                -                -             939
   Others(note 26)                                                     92              211            3,150              99
                                                              -----------     ------------     ------------     ------------
                                                                   77,310           54,534           49,447          83,165
                                                              -----------     ------------     ------------     ------------
             Income before income tax                             118,026           93,160          237,904         126,964
Income taxes (Note 27)                                              7,622            7,395           37,078           8,199
                                                              -----------     ------------     ------------     ------------
             Net income                                       W   110,404     W     85,765     W    200,826     $   118,765
                                                              -----------     ------------     ------------     ------------
Per share data (In won and US dollar)
   Basic earnings per share of common stock (Note 28)         W    11,855     W      9,125     W     21,505     $        13
   Diluted earnings per share of common stock (Note 28)            11,133            8,569           21,097              12

   The accompanying notes are an integral part of these financial statements.

Korea Line Corporation
Statements of Appropriation of Retained Earnings
Years Ended December 31, 2006, 2005 and 2004
(Date of appropriation: March 16, 2007, March 17, 2006 and March 18, 2005 for the years ended December 31, 2006, 2005 and 2004, respectively)


(in millions of Korean won and thousands of US dollar)              2006            2005           2004           2006
                                                                                                               (unaudited)
Unappropriated retained earnings
   Balance at beginning of year                               W    13,831     W     13,982     W      5,518     $    14,878
   Net income                                                     110,404           85,765          200,826         118,765
                                                              -----------     ------------     ------------     ------------
                                                                  124,235           99,747          206,344         133,643
                                                              -----------     ------------     ------------     ------------

Appropriation (Note 21)
   Legal reserve                                                    1,000            1,000            3,000           1,076
   Reserve for improvement of financial structure                       -                -           21,000               -
   Reserve for business expansion                                  40,000           40,000           50,000          43,029
   Reserve for business rationalization                            50,000           30,000           85,000          53,787
   Reserve for special depreciation                                     -                -            7,507               -
   Other voluntary reserve                                          7,000            8,000           16,000           7,530
   Cash dividends
       750 won per share in 2006(note 29)                           7,440                -                -           8,003
       750 won per share in 2005(note 29)                               -            6,916                -               -
       1,000 won per share in 2004(note 29)                             -                -            9,855               -
                                                              -----------     ------------     ------------     ------------
                                                                  105,440           85,916          192,362         113,425
                                                              -----------     ------------     ------------     ------------
Unappropriated retained earnings to be carried over to        W    18,795     W     13,831     W     13,982     $    20,218
   subsequent year                                            -----------     ------------     ------------     ------------

   The accompanying notes are an integral part of these financial statements.

Korea Line Corporation
Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004


                                                                                                                          2006
(in millions of Korean won and thousands of US dollar)                   2006            2005            2004           unaudited)

Cash flows from operating activities
Net income                                                         W   110,404      W    85,765     W    200,826   $     118,765
Adjustments  to  reconcile  net  earnings  to net cash
  Provision  for retirement and severance benefits                       2,157            2,203            2,593          2,320
  Depreciation                                                          59,754           54,128           48,975         64,279
  Amortization                                                           2,704            2,704                -          2,909
  Loss on redemption of bonds                                              873                -                -            939
  Bad debt expenses, net                                                 (254)             (34)              418           (273)
  (Gain) loss on disposition of marketable securities, net                   -                1             (107)             -
  Unrealized gain on marketable securities, net                        (5,541)          (3,904)             (561)        (5,961)
  Foreign currency translation, net                                   (50,511)         (20,126)          (87,515)       (54,336)
  (Gain) loss on disposition of trade receivables                      (5,988)          (2,027)              657         (6,441)
  Gain on disposition of available-for-sale securities                       -            (110)
  Equity in earnings of affiliates                                     (2,614)          (2,913)           (3,606)        (2,812)
  (Gain) loss on disposition of property, ship and
       equipment, net                                                  (4,373)              (12)              14         (4,704)
  Unrealized loss (gain) on derivatives                                 5,850            (1,719)            (983)         6,293
  Others                                                                     -                 -           1,883              -
  Changes in assets and liabilities:
     (Increase) decrease in accounts receivable - trade
     (Increase) decrease in prepaid expenses                           (5,770)            4,771           (4,654)        (6,207)
     Decrease in deferred income tax assets                            (6,825)            2,232           (7,494)        (7,342)
     (Decrease) increase in accounts in trade payables                       -                -           16,128              -
     Increase (decrease) in income taxes payables                        (752)            4,020            7,478           (809)
     Increase (decrease) in unearned income                              1,786          (14,977)          15,184          1,921
     Others, net                                                         5,423          (16,149)          16,635          5,834
             Net cash provided by operating activities                 (9,266)           (1,304)            (201)        (9,967)
                                                                   -----------       -----------     ------------   ------------
                                                                        97,057           92,549          205,670        104,408
                                                                   -----------       -----------     ------------   ------------

Cash flows from investing activities (note 30)
Decrease(increase) in short-term financial instruments                   9,763              284          (20,347)        10,502
Proceeds from sale of marketable securities                                  -                4            1,373              -
Purchase of marketable securities                                     (30,030)          (1,361)           (5,337)       (32,304)
Proceeds from sale of available-for-sale securities                      5,483           23,455           16,223          5,898
Purchase of available-for-sale securities                                (500)                -              (34)          (538)
Proceeds from sale of held-to-maturity  securities                           -           20,718                -              -
Purchase from sale of held-to-maturity securities                            -                -          (20,718)             -
Dividends from affiliates                                                  459              306              306            494
Disposal  of  property,   ships  and   equipment                        27,992               12               20         30,112
Purchase  of property, ships and equipment                           (229,356)         (104,432)        (116,461)      (246,725)
Purchase of intangible assets                                                -                -           (5,408)             -
(Decrease)  increase in leasehold deposits                                 (10)              13               12            (11)
Purchase of equity securities of affiliates                            (10,488)               -                -        (11,282)
(Increase) decrease of long-term financial instruments                    (535)             480             (516)          (576)
Increase in other assets                                                  (500)            (780)           1,731           (538)
              Net cash used in investing activities                   (227,722)         (61,301)        (149,156)      (244,968)

Cash flows from financing activities (note 30)
Short-term borrowings                                                    4,000                -           11,470          4,303
Proceed from long-term borrowings                                            -                -              902              -
Repayment of long-term borrowings                                     (21,365)                -                -       (22,983)
Issuance of bonds with stock warrants                                        -                -           20,000              -
Issuance of convertible bonds                                                -                -           19,799              -
Increase in long-term payables                                         169,100          114,543           92,354        181,905
Proceeds from sale of treasury stocks                                   29,980                -           32,570         32,250
Repayment of short-term borrowings                                           -                -         (26,470)              -
Repayments of current portion of long-term accounts
  payables                                                            (56,940)         (47,377)         (66,830)       (61,252)

Repayments of current portion of long-term debt                        (2,836)          (2,682)          (3,672)        (3,051)
Repayment of long-term payable                                        (14,162)         (28,648)                -       (15,235)
Repayments of bonds payable                                           (10,500)          (7,000)         (50,000)       (11,295)
Decrease in other long-term liabilities                               (31,247)         (49,082)         (41,415)       (33,613)
Dividends paid                                                         (6,916)          (9,849)          (2,404)        (7,439)
Proceeds from issuance of bonds                                         54,900                -                -         59,058
Acquisition of treasury stocks                                               -          (20,804)        (20,068)              -
                                                                     ---------         ---------       ---------      ---------
   Net cash provided by (used in) financing
   activities                                                          114,014          (50,899)        (33,764)        122,648
                                                                     ---------         ---------       ---------      ---------
Net (decrease) increase in cash and cash equivalents                  (16,651)          (19,651)          22,750        (17,912)
                                                                     ---------         ---------       ---------      ---------

Cash and cash equivalents
                                                                     ---------         ---------       ---------      ---------
Beginning of year                                                       25,084           44,735           21,985         26,984
End of year                                                        W     8,433       W   25,084      W    44,735    $    9,072
                                                                   -----------       -----------     ------------   ------------

   The accompanying notes are an integral part of these financial statements.

Korea Line Corporation
Notes to Financial Statements December 31, 2006, 2005 and 2004
--------------------------------------------------------------

1.   The Company

     Korea Line Corporation (the "Company") was incorporated on December 12, 1968 under the laws of the Republic of Korea to engage in sea-borne transportation of industrial resources vital for key industries.

     The Company became a publicly traded company upon listing its common stocks on the Korea Stock Exchange on April 23, 1992. The major stockholder of the Company as of December 31, 2006 is Mr. Jin-bang Lee, the representative director of the Company, and his related parties who own 24.62% of the equity.

     The Company owned 18 bulk carriers including 2 hot coil carriers and 2 LNG carriers and participated in a consortium for 4 LNG carriers as of December 31, 2006, with total deadweight tonnage of 2,716,725 metric tons.

2. Summary of Significant Accounting Policies and Basis of Financial Statement Presentation

     Basis  of  Financial  Statement  Presentation

     The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended solely for use by only those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

     Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

     Effective January 1, 2006, the Company adopted Statements of Korea Accounting Standards No. 18 (Interests in Joint Ventures), No. 19 (Leases) and No. 20 (Related Party Disclosures). The adoption of these standards did not have a significant impact on the accompanying financial statements. As allowed by these standards, prior year balances have not been reclassified to conform to the current year presentation.

     The accompanying financial statements include only the accounts of Korea Line Corporation, and do not consolidate the accounts of Kwangyang Marine Co., Ltd and Korea Line (Singapore) Pte. Ltd. (see note 7).

     Cash and Cash Equivalents

     The Company considers short-term financial instruments with a maturity of three months or less at the acquisition date to be cash equivalents.

     Financial Instruments

     Short-term deposits are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

     Allowance for Doubtful Accounts

     Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

     Inventories

     Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling costs. The cost of inventories is determined on the FIFO method. The amount of any write-down of inventories to net realizable value due to obsolescence or excess inventory and other losses of inventories occurring in the normal course of business are recognized as cost of goods sold and such valuation losses are deducted from the inventories as allowance for valuation losses.

     The Company recognizes interest costs and other financial charges on borrowings associated with inventories that require a long period in the acquisition, construction or production as an expense in the period in which they are incurred.

     Investments in Securities

     Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or marketable securities and such determination are reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as marketable securities. Trading generally reflects active and frequent buying and selling, and marketable securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or marketable securities are classified as available-for-sale securities.

     Marketable securities are carried at fair value, with unrealized holding gains and losses included in current income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment, net of tax. Investments in equity securities that do not have readily determinable fair values are stated at cost. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

     The fair value of marketable securities is determined using quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

     Marketable securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

     A decline in market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value and the impairment loss is charged to current results of operations.

     Investment Securities under the Equity Method of Accounting

     Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

     Under the equity method of accounting, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews the goodwill amount for any impairment.

     Under the equity method of accounting, the Company does not record its share of loss of an affiliate company when such loss would make the Company's investment in such entity less than zero.

     Interest in Joint Ventures

     Prior to 2006, the Company recorded its underlying interests (assets, liabilities, revenues and expenses) in such joint ventures based on the terms of the related agreement. Effective January 1, 2006, the Company adopted SKAS No. 18, Interests in Joint Ventures. A joint venture is a contractual agreement to establish joint control over business, assets or entities.

     In case of jointly controlled operations that involve the use of the assets and other resources of the ventures rather than the establishment of a corporation, partnership or financial structure that is separate from the participants themselves, the Company recognizes the assets that it controls, the liabilities and expenses that it incurs, and its share of the income that it earns from the sale of goods or services by the joint venture.

     In case of jointly controlled assets that involve the joint control or joint ownership, by the participants of one or more assets contributed or acquired for joint venture, the Company recognize its share of the jointly controlled asset, liabilities and expense that incurred, and income from the sale or use of its share of the output of the joint venture, together with its share of any expense incurred by the joint venture.

     In case of jointly controlled entities that involves the establishment of a corporation, partnership or other entity in which each participant has an interest, the Company applies the equity method of accounting.

     As the Company's previous policy is similar to the new standard, the adoption of this standard did not have any impact on the accompanying financial statements.

     Property, Ships and Equipment

     Property, ships and equipment are stated at cost, except in the case of revaluation made in accordance with the old Assets Revaluation Law. Plant and equipment under capital leases are stated at an amount equal to the lower of their fair value or the present value of minimum lease payments at inception of lease.

     Depreciation is computed by the straight-line method using rates based on useful lives of the respective assets as follows:

                                                            Useful Lives (years)
     Buildings                                                         40
     Ships                                                        10 ~ 25
     Vehicles                                                           5
     Tools, Furniture and fixtures                                      5

     The Company recognizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, ships and equipment as an expense in the period in which they are incurred.

     Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or extend the useful life of the related assets are capitalized.

     The Company reviews the property, ships and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future net cash flows from the use of the asset and its eventual disposal are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Leases

     Prior to 2006, the Company accounted for and classified its lease transactions as either an operating or capital lease, depending on the terms of the lease under Statement of Korea Accounting Standards. When a lease was substantially non cancelable and met one or more of the criteria listed below, the present value of future minimum lease payments was reflected as an obligation under a capital lease.

     - Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

     -    The lease has a bargain purchase option.

     - The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

     - The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

     Otherwise, the lease was classified as an operating lease with lease payments expensed as incurred.

     Effective January 1, 2006, the Company adopted SKAS No.19, Leases. Under this standard, the above capital lease criteria have been amended. Specifically, the premise of substantially non cancelable lease has been removed and the criterion of a bargain purchase option has been modified to include also a reasonable certainty, at the inception of the lease, that the option will be exercised. In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered to be a capital lease. The adoption of this standard had no impact on the accompanying financial statements.

     Intangible Assets

     Rights from donated assets are stated as intangible assets. Such intangible assets are amortized using the straight-line method over a reasonable period based on the nature of the asset.

     Income Taxes

     Income tax on the income for the year comprises current and deferred taxes. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

     Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

     A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference for those with no related asset or liability such as loss carryforwards and tax credit carryforwards. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability.

     Deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of capital adjustments.

     Discount on Debentures

     Discount on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

     Convertible Bonds and Bonds with Warrants

     Effective January 1, 2003, the Company adopted the Statement of Korea Accounting Standards (SKAS) No. 9, "Convertible Securities" related to convertible bonds and bonds with stock warrants. When issuing convertible bonds or bonds with stock warrants, the values of conversion rights or stock warrants adjustment are credited to stockholders' equity as a capital surplus for conversion rights or stock warrants.

     When the company is obliged to pay a redemption premium to the holders of the debentures who do not exercise their options to convert and hold the debentures until maturity, the premium shall be added to the debentures and deducted from conversion rights or stock warrants adjustment at the date of issue.

     The conversion rights and stock warrants adjustments are amortized over the terms of the debentures using the effective interest rate method and the amount amortized is recorded as interest expense.

     Considerations for conversion rights or stock warrants and adjustments shall be measured by deducting the present value of ordinary or straight debt securities (redemption premium is included) from the gross proceeds of the convertible bonds or bonds with stock purchase warrants received at the date of issue. However, in the case of bonds with detachable stock warrants, considerations for such warrants shall be computed based on the fair values of the two core components - straight debt securities and detachable stock warrants.

     Accrued Severance Indemnities

     Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates of pay and length of service when they leave the Company. Provision has been made in the accompanying balance sheets for the estimated liability under the plan which would be payable if all employees left on the balance sheet date. A portion of these benefits is covered by employees' severance indemnity insurance where the employees have vested interest in the deposits made by the Company with the insurance company. The deposits are, therefore, deducted from the severance liability in the accompanying balance sheets.

     Through March, 1999, under the National Pension Plan of Korea, the Company was required to transfer a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefits amount to be payable to the employees when they leave the Company and is accordingly reflected as a reduction of the retirement and severance benefits liability in the accompanying balance sheets. Since April 1999, however, due to the new regulation effective April 1999, such transfers to the National Pension Fund are no longer required.

     Foreign Currency Translation

     Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at W929.6 to US$1 (2005: W1,013.0 to US$1), the rate of exchange on December 31, 2006 that is permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean won at the foreign exchange rate ruling at the date of the transaction.

     Derivatives

     Derivative instruments are recorded either as an asset or a liability measured principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

     However, for derivative instruments with the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The deferred gain or loss will be adjusted to the related asset or liability resulted from the forecasted transaction, or adjusted to income when the forecasted transaction affects income statement. The ineffective portion of the gain or loss is recognized in current operations.

     Forward foreign exchange contracts, which have been made to hedge foreign exchange receivables and payables in the future, are classified as forward foreign exchange contracts for hedging purposes. Unrealized gain or loss on forward foreign exchange contracts for hedging purposes are deferred as capital adjustment. The deferred gain or loss will be credited or charged to income when related foreign exchange receivables and payables are settled.

     Valuation of Receivables and Payables at Present Value

     Receivables and payables arising from long-term installment transactions, long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between the nominal value and present value of related receivables or payables is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

     Dividends Payable

     Dividends are recorded when approved by the board of directors and shareholders.

     Provisions, Contingent Assets and Contingent Liabilities

     Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation.

     Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

     Contingent liabilities, a possible obligation depending on whether some uncertain future event occurs, or a present obligation but payment is not probable or the amount cannot be measured reliably, are not recognized in balance sheets but are disclosed in notes to the financial statements.

     Contingent assets are disclosed where an inflow of economic benefits is probable.

     Revenue and Expense Recognition

     Revenues and expenses are recognized on the accrual basis. Revenues generated from time charters, which are classified as operating leases by the Company, are recorded over the term of the charter as service is provided. Voyage charter revenues and associated expenses are recognized relatively over the duration of the voyage. Voyage revenue is recognized on a discharge-to-discharge basis. Under this basis, voyage revenue is recognized evenly over the period from departure of a vessel from its last discharge port to departure from the next discharge port. Vessel operating costs include an allocation of administrative overheads that relate to vessel operating activity which includes certain technical and operational support staff for the vessels.

     Prior Year Adjustments

     Prior period adjustments resulting from other than fundamental errors are charged or credited to net income for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. The prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained income, and the financial statements of the prior year are restated.

     Earnings Per Share

     Earnings per share are calculated by dividing net earnings by the weighted-average number of shares of common stock outstanding during each period.

     Use of Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

     Reclassification of Prior Year Financial Statements

     Certain accounts of financial statements as of and for the year ended December 31, 2005 were reclassified to conform to the current year's presentation. These reclassifications have not resulted in any change to reported net income or stockholders' equity. Especially, interest expenses in statements of income include the amounts that were previously classified as amortization of discount to present value of long-term accounts payable amounting to W44,502 million ($47,872 thousand), W28,40 1 million ($30,552 thousand) and W20,348 million ($21,889 thousand) for the years ended 2006, 2005 and 2004, respectively.

3.   Basis of Translating Financial Statements

     The financial statements are expressed in Korean won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W929.6 to US$1, the basic exchange rate on December 31, 2006. This translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

4.   Cash and Cash Equivalents

     Cash and cash equivalents as of December 31, 2006 and 2005 are as follows:

     (in millions of Korean won and
     thousands of US dollar)                 2006           2005         2006
                                                                     (unaudited)

      Cash                                 W       1    W       -   $         1
      Checking accounts                          155            12           167
      Passbook accounts                        2,447            24         2,632
      Time deposits                            4,035        17,192         4,341
      Money market deposit account             1,795         7,856         1,931
                                           ---------    ----------  ------------
                                           W   8,433    W   25,084  $      9,072
                                           ---------    ----------  ------------
                                           ---------    ----------  ------------

5.   Restricted Deposits

     Restricted deposits as of December 31, 2006 and 2005 are as follows

     (in millions of Korean won and
     thousands of US dollar)                 2006           2005         2006
                                                                     (unaudited)

     Short-term deposits                   W   650      W    3,578  $        699
     Long-term deposits                         19              19            20
                                           -------      ----------  ------------
                                           W   669      W    3,597  $        719
                                           -------      ----------  ------------
                                           -------      ----------  ------------

6.   Marketable Securities

     Marketable securities as of December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won and
     thousands of US dollar)                 2006           2005         2006
                                                                     (unaudited)

     Dongwon Systems                       W       5    W        7  $          5
     KTF                                          15            12            16
     STX                                      13,777         9,887        14,821
     Hanjin Shipping                          31,680             -        34,079
                                           ---------    ----------  ------------
                                           W  45,477    W    9,906  $     48,921
                                           ---------    ----------  ------------
                                           ---------    ----------  ------------


     All marketable securities are listed on the Korean Stock Exchange and valued at year end market price resulting in a gain in valuation of W5,541 million ($5,961 thousand) in 2006.


     7.  Investment Securities

     (a) Available-for-sale securities

         i) Equity securities

                                                                                 2006
                                               --------------------------------------------------------------------------
                                                    In millions of Korean won                In thousands of US dollar
                                                                                                    (unaudited)
                                               -------------------------------------------  -----------------------------
                                                 Percentage of
                                                  ownership       Acquisition      Book       Acquisition       Book
                                                      (%)            Cost          Value         Cost          Value

     Korea Economic Daily                               -       W      1      W       1      $      1      $      1
     BMFoundry                                       0.50             15             15            16            16
     DainFerry                                       4.72            149            149           160           160
     Hanmi Technology Investment                     1.82            340            340           366           366
     Tongyeong TUG                                  14.50            290            290           312           312
     RedfoxI                                         3.92            500              -           538             -
     Korea Marine Fund                              11.76          1,000          1,000         1,076         1,076
     Korea FA Systems                               29.00            125            125           134           134
     Kolico Enterprise                              35.00            252            252           271           271
     Korea Marine Agency                             9.89            202            202           217           217
     Overseas Shipping Corporation                   9.87            284            284           306           306
     Incheon Cold Plaza                             10.00            500            500           538           538
                                                              ------------  -------------  ------------  -----------
                                                                W  3,658      W   3,158      $  3,935      $  3,397
                                                              ------------  -------------  ------------  -----------
                                                              ------------  -------------  ------------  -----------


     Certain investments in non-marketable equity securities in which the Company holds 20% or more interests have been recorded at costs if total assets of each investee is less than W7,000 million ($7,530 thousand) and the differences between the acquisition costs and the value of the investments under the equity method are not significant.


     The Company recognized impairment loss of W500 million ($538 thousand) from investment in Redfox I in 2004.


                                                               2005
                                                      -------------------------
                                                      In millions of Korean won
                                                      -------------------------
                                       Percentage of     Acquisition      Book
                                      ownership (%)         Cost          Value
      Korea Economic Daily                     -        W     1         W     1
      BM Foundry                            0.50             15              15
      Dain Ferry                            4.72            149             149
      Hanmi Technology Investment           1.82            340             340
      Tongyeong TUG                        14.50            290             290
      Redfox I                              3.92            500               -
      Korea Marine Fund                    11.76          1,000           1,000
      Korea FA Systems                     29.00            125             125
      Kolico Enterprise                    35.00            252             252
      Korea Marine Agency                   9.89            202             202
      Overseas Shipping Corporation         9.87            284             284
                                                       --------         -------
                                                        W 3,158         W 2,658
                                                       ========         =======

     (ii) Debt securities


     (in millions of Korean won and
      thousands of US dollar)

                                      Maturity      2006      2005      2006
                                                                     (unaudited)
                                                    ----    --------  ---------
     Subordinated bonds (Note 18)   Jan 31, 2008    W  5    W  5,488   $    5
                                                    ----    --------  ---------
                                                    ----    --------  ---------

     (b) Investment securities under the equity method.

     Investments in affiliated companies accounted for using the equity method for the years ended 2006, 2005 and 2004 are as follows:

                                             2006 (In millions of Korean won)
                  ------------------------------------------------------------------------------------
                                                        Adjustment to
                                        ------------------------------------------------
                  Owner     Beginning                                            Equity       Ending
                  ship      balance                                 Capital        in        balance
 Affiliates        (%)       (2006)     Acquisition    Dividends  adjustment    earnings     (2006)
------------------------    ---------   -----------    ---------  ----------    --------     --------

 Kwangyang
 Marine
 Co.,Ltd          58.85    W  18,962    W      -      W   (459)   W  (909)      W 2,614      W 20,208
 Korea LNG
 Trading          36.00            -         900              -          -            -           900
 Korea Line
 (Singapore)      100.00           -       9,588              -          -            -         9,588
                           ----------   -----------   ----------  ----------    --------     --------
                           W  18,962    W 10,488      W   (459)   W  (909)      W 2,614      W 30,696
                           ----------   -----------   ----------  ----------    --------     --------
                           ----------   -----------   ----------  ----------    --------     --------

                                           2006 (In thousands of US dollar) (unaudited)
                  ------------------------------------------------------------------------------------
                                                        Adjustment to
                                        ------------------------------------------------
                  Owner     Beginning                                            Equity       Ending
                  ship      balance                                 Capital        in        balance
 Affiliates        (%)       (2006)     Acquisition    Dividends  adjustment    earnings     (2006)
------------------------    ---------   -----------    ---------  ----------    --------     --------
 Kwangyang
 Marine
 Co.,Ltd          58.85    $  20,398    $      -       $  (494)   $  (978)      $ 2,812      $ 21,738
 Korea LNG
 Trading          36.00            -         968              -          -            -           968
 KoreaLine
 (Singapore)     100.00            -      10,315              -          -            -        10,315
                           ----------   -----------   ----------  ----------    --------     --------
                           $  20,398    $ 11,283       $  (494)   $  (978)      $ 2,812      $ 33,021
                           ----------   -----------   ----------  ----------    --------     --------

     The investments in Korea LNG Trading Co., Ltd and Korea Line (Singapore) Pte. Ltd. are recorded at cost as their financial statements are not available yet. However, the Company's management believes taht the equity pick up would be immaterial since the companies were newly established in 2006.

                                      2005 (In millions of Korean won)
                  --------------------------------------------------------------
                                                        Adjustment to
                                        ----------------------------------------
                  Owner     Beginning                          Equity   Ending
                  ship      balance                  Capital     in     balance
 Affiliates        (%)       (2005)     Dividends  adjustment earnings  (2005)
------------------------    ---------   ---------  ---------- --------  --------
 Kwangyang
 Marine
 Co.,Ltd          58.85    W  14,903    W  (306)   W   1,452   W 2,913  W 18,962
                           ---------    --------   ---------   -------  --------

                                      2004 (In millions of Korean won)
                  --------------------------------------------------------------
                                                    Adjustment to
                                        ----------------------------------------
                  Owner     Beginning                          Equity   Ending
                  ship      balance                  Capital     in     balance
 Affiliates        (%)       (2004)     Dividends  adjustment earnings  (2004)
------------------------    ---------   ---------  ---------- --------  --------
 Kwangyang
 Marine
 Co.,Ltd          58.85    W  11,664    W  (306)   W    (61)   W 3,606  W 14,903
                           ---------    --------   ---------   -------  --------

     Details of the elimination of unrealized profits arising from inter company transactions which have been reflected in the net income for the years ended December 31, 2006, 2005 and 2004 are as follows.

(in millions of Korean won
and thousands of US dollar)             2006       2005      2004         2006
                                                                     (unaudited)

Kwangyang Marine Co., Ltd              W 109      W 109      W  -        $ 117
                                       -----      -----      -----    ---------

     A summary of financial information of Kwangyang Marine Co., Ltd. as of and for the years ended December 31, 2006,2005 and 2004 are as follows:


     (in millions of Korean won
     and thousands of US dollar)        2006       2005       2004      2006
                                                                     (unaudited)

     Assets                          W 53,621   W 60,701   W 61,326    $57,682
     Liabilities                       19,094     28,292     36,000     20,540
     Sales                             31,985     33,250     30,727     34,407
     Net earnings                       4,442      5,135      5,868      4,778

8.   Property, Ships and Equipment

     Property, ships and equipment as of December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won
     and thousands of US dollar)           2006           2005          2006
                                                                     (unaudited)
     Land                              W    34,973    W    8,406       $37,622
     Buildings and structures                8,494         8,494         9,137
     Ships                               1,397,742     1,231,273     1,503,595
     Vehicles                                  261           308           281
     Tools and furniture                     1,651         1,597         1,776
     Construction-in-progress               55,025        42,397        59,192
                                        -----------   -----------   -----------
                                         1,498,146     1,292,475     1,611,603
     Less accumulated depreciation        (371,927)     (312,241)     (400,094)
                                       ------------   ------------  -----------
                                       W 1,126,219    W  980,234    $1,211,509
                                       -----------    ------------  ----------

     The Company revalued its property, ships and equipment a number of times before 1999 under the then Korean Assets Revaluation Law. As a result, the Company recorded a revaluation surplus of W183,357 million ($197,243 thousand), net of revaluation tax. W148,137 million ($159,356 thousand) of the revaluation surplus was used to offset accumulated deficit and W10,270 million ($11,048 thousand) was transferred to capital in a stock dividend and the balance of W24,950 million ($26,840 thousand) remains in capital surplus at December 31, 2006.

     The officially declared value of lands which is used for the various government purposes at December 31, 2006 and 2005, as announced by the Ministry of Construction and Transportation, are W26,368 million ($28,365 thousand), and W9,304 million ($10,009 thousand), respectively. The officially declared land value, which is used for tax assessment purposes, is not intended to represent fair value.

9.   Pledged Assets and Guarantees

     As of December 31, 2006 and 2005, the following assets stated at book value are pledged as collateral for the loans:

     (in millions of Korean won and thousands
     of US dollar)                                  2006    2005         2006
                                                                    (unaudited)
     Short-term deposits                            W 650   W 3,578      $ 699
                                                    -----   -------      -----

     The Company has been provided with guarantees from financial institutions in the amount of W 2,420 million ($2,603 thousand) as of December 31, 2005 for the Company's contracts of affreightment.

10.  Insured Assets

     As of December 31, 2006, ships, buildings, tools, furniture and fixtures were insured against fire damage up to W1,329,072 million ($1,429,725 thousand). In addition, the Company maintains insurance policies covering loss and liability arising from employees' accidents and automobile accidents.

11. Intangible Assets Intangible assets as of December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won and thousands
     of US dollar)                                  2006     2005          2006
                                                                    (unaudited)
     Rights from donated assets                     W    -  W 2,704      $    -
                                                    ------  -------      ------

     The Company donated a building in 2004 to Pohang Regional Maritime Affairs and Fisheries Office and received an exemption from paying docking charges for a period, estimated to be two years, equal to the value of the building donated. The cost of the donated building was, therefore, recognized as an intangible asset and amortized over two years.

12.  Long-term Borrowings

     Long-term borrowings as of December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won and
     thousands of US dollar)                  Interest rate     2006          2005            2006
                                              per annum                                 (unaudited)
     Local currency (Korean won) debt:
       Korea Citi Bank                        3.7-5.5%        W  1,235     W   1,292    $   1,329
       Kookmin Bank                               3.7%             273           357          293
       Korea Exchange Bank                    3.7-5.2%             233           327          251
       Woori Bank                                 3.5%             135             -          146
       Hana Capital                               5.9%             100             -          107
     Foreign currency (US dollar) debt:
       KDB Capital                                6.9%               -        24,202            -
                                                              ----------   ---------    ---------
                                                                 1,976        26,178        2,126
     Less : current portion                                       (357)       (2,837)        (384)
                                                              ----------   ---------    ---------
                                                              W  1,619     W  23,341    $   1,742
                                                              ----------   ---------    ---------

     Aggregate principle maturities for the Company's long-term borrowing as of December 31, 2006 are as follows:

     Year ending December 31,          In millions of Korean won      In thousands of US dollar
                                                                                    (unaudited)
                                       -------------------------      -------------------------
     2007                                         W    357                     $  384
     2008                                              436                        469
     2009                                              484                        521
     Thereafter                                        699                        752
                                              ---------------              ------------
                                                  W  1,976                    $ 2,126

13.  Debentures

     Debentures issued by the Company and outstanding as of December 31, 2006 and 2005 are summarized as follows:

     (a) Debentures

     (in millions of Korean won and           Interest rate       2006     2005               2006
     thousands of US dollar)                  per annum                                 (unaudited)
     16th issue                               5.75%           W  20,000    W    -       $ 21,515
     17th issue                               5.75%              10,000         -         10,757
     18th issue                               5.87%              24,900         -         26,786
                                                              ---------    ------       ---------
                                                                 54,900         -         59,058
     Less: Discount on debentures                                     -         -              -
                                                              ---------    ------       ---------
                                                              W  54,900    W    -       $ 59,058

     The Company issued two debentures with face amounts of W20,000 million ($21,515 thousand) and W10,000 million ($10,757 thousand), respectively, on May 10, 2006, which mature on May 10, 2009. The Company's 18th debenture with a face amount of W24,900 million ($26,786 thousand) issued on December 27, 2006 expires December 27, 2009.


     (b)  Bonds with stock warrants

     (in millions of Korean won and           Interest rate     2006           2005            2006
     thousands of US dollar)                  per annum                                  (unaudited)
     Face value                               6.2%            W  9,500     W  20,000    W  $ 10,219
     Less : Less stock warrant adjustment                         (633)       (1,821)          (681)
                                                              --------     ---------    ------------
                                                              W  8,867     W  18,179        $  9,538
                                                              --------     ---------    ------------
                                                              W  2,539     W   2,539        $  2,731

     On April 13, 2004, the Company issued bonds with stock warrants with a face amount of W20,000 million ($21,515 thousand) to Green Fire and Marine Insurance Co. Holders of bonds with warrants are entitled to exercise the warrants from April 13, 2006 to March 13, 2009. The exercise price varies every quarter based on the terms of the bond and current prices. The exercise price at the time of issue was W25,100 ($27.00) per share of common stock, which has changed to W23,500 ($25.28) per share at December 31, 2006.

     The Company redeemed W10,500 million ($11,295 thousand) of bonds with stock warrants in 2006 which resulted in a loss on early redemption amounting to W873 million ($939 thousand). The stock warrants are detachable and, accordingly, remain exercisable until their maturity in March 2009.


     (c)  Convertible bonds

     (in millions of Korean won and           Interest rate                                   2006
     thousands of US dollar)                  per annum            2006       2005     (unaudited)
     15th issue                               4.0%            W  20,000    W  20,000    $   21,515
     Guaranteed interest                                            886          886           953
     Less: Current portion                                      (20,493)           -       (22,045)
     Less: Conversion rights adjustment                            (345)        (835)         (371)
     Less: Discount on debentures                                   (48)        (116)          (52)
                                                              ---------    ---------    -----------
                                                              W       -    W  19,935    $         -
                                                              ---------    ---------    -----------
     Value of conversion rights                               W     553    W     553    $      595

     On September 6, 2004, convertible bonds were issued with a face amount of W20,000 million ($21,515 thousand) which was bought by Hana bank. Holders of convertible bonds are entitled to convert bonds into shares of the Company's common stock from September 6, 2005 to September 6, 2007. The exercise price changes every quarter based on the market price and it is w31,045 ($33.40) per share of common stock at December 31, 2006(at the time of issue it was w44,350 ($47.70)). In case of non-conversion, the redemption price for the convertible bonds will include the spread, which is the difference between the stated interest rate and the guaranteed interest rate.

14.  Leases

     (a) As of December 31, 2006 and 2005, the gross amount of two ships and related accumulated depreciation recorded under capital leases were as follows:

     (in millions of Korean won and
     thousands of US dollar)                 2006         2005           2006
                                                                   (unaudited)
     Ships                                 W      -   W   58,754   $    -
     Less: accumulated depreciation               -      (18,034)       -
                                           --------------------------------
                                           W      -   W   40,720   $    -

     Depreciation charged on assets held under capital leases for the years ended December 31, 2005 and 2004 amounted to w2,468 million ($2,655 thousand) each year. The capital lease contracts on these ships were changed to Bareboat Charter Hire Purchase (BBCHP) contracts in 2006. As explained in note 15, related assets remain on the Company's books as of December 31, 2006 with a matching entry to long-term accounts payable.

     (b) The charges on bare-boat charters and time charters are treated as operating leases and expensed in proportion to related charter periods.

15.  Long-term Accounts Payable - Other

     Long-term accounts payable-other as of December 31, 2006 and 2005 are summarized as follows:

                                                                    2006           2005              2006
     (in millions of Korean won and           Interest rate                                    (unaudited)
     thousands of US dollar)                  Per annum
     Hyundai                                  Libor+1.00%     W     4,827  W      8,045     $     5,193
     Hyundai                                  Libor+1.06%             314             -             338
     SK                                       Libor+0.99%           4,285         9,381           4,610
     Hanjin Shipping                          Libor+1.06%           5,134         8,393           5,523
     Horizon Maritime                         Libor+0.87%         278,562       326,039         299,658
     Meridian Maritime                        Libor+1.16%         295,814       346,231         318,216
     Giant Marine Shipping                    Libor+1.65%           2,911         9,742           3,131
     Treasure Maritime                        Libor+1.25%          20,229        26,748          21,761
     G. Alliance Maritime                     Libor+1.80%          12,723        15,354          13,687
     Begonia Maritime                         Libor+1.30%          48,679        63,185          52,366
     Global Navigation                        Libor+1.38%          32,643        38,448          35,115
     Global Sea Int'l S.A                     Libor+0.55%          39,578        19,579          42,575
     Goonzaran Maritime S.A                   Libor+0.60%          14,475        20,286          15,572
     Bluebell Maritime S.A                    Libor+0.60%          18,542        25,984          19,946
     Daehan Contribution
       Shipping Co.                           Libor+1.25%          41,217             -          44,338
     Daehan Contribution
       Shipping Co                                6.15%            17,982             -          19,344
     KSF 8 Int'l S.A                          Libor+1.25%           6,976             -           7,504
     KSF 8 Int'l S.A                          Libor+0.47%          37,219             -          40,038
     KSF 8 Int'l S.A                              6.15%            18,263             -          19,646
     Union Int'l Maritime                     Libor+0.32%          43,288             -          46,566
     Union Int'l Maritime                     Libor+0.25%          14,370             -          15,457
                                                              -----------  ------------     -----------
                                                                  958,031       917,415       1,030,584
     Less : discounts to present value                          (294,396)     (301,325)       (316,691)
     Less : current portion                                      (59,720)      (56,939)        (64,243)
                                                              -----------  ------------     -----------
                                                              W   603,915  W    559,151     $   649,650

     The Company purchases ships on long-term installments according to Bareboat Charter Hire Purchase (BBCHP) contracts and acquires the ownership after the last installment is paid. However, the Company books as fixed assets the total amount of installments with a matching entry to long-term accounts payable when the ships are delivered. When the installment is paid, the interest portion is charged to interest expense and the principal amount is offset against long-term payables.

15.  Long-term Accounts Payable - Other, Continued

     Aggregate principal maturities for the Company's long-term accounts payable
     - other as of December 31, 2006 are summarized as follows:

                                In thousands of   In millions of  In thousands
     Year ending December 31    Japan yen         Korean won      of US dollars
     -----------------------    ---------         ----------      -------------

     2007                       (Y)   276,551     W    1,480      $  103,765
     2008                             276,069          1,484          90,393
     2009                             275,364          1,480          85,790
     Thereafter                     2,400,610         31,801         684,492
                                -------------     ----------      ----------
                                (Y) 3,228,594     W   36,245      $  964,440

16.  Valuation of Receivables and Payables at Present Value

     Long-term accounts payable stated at present value as of December 31, 2006 and 2005 are as follows:

     (in millions of Korean won and
     thousands of US dollar)               2006         2005             2006
                                                                    (unaudited)

     Nominal amount                     W  958,031   W  917,415   $  1,030,584
     Discount to present value            (294,396)    (301,325)      (316,691)
                                        ----------   -----------  -------------
     Book value including               W  663,635   W  616,090   $    713,893
     current portion

     The Company purchases ships on long-term installments based on Bareboat Charter Hire Purchase (BBCHP) contracts and repays the installments over 3 to 20 years. The Company recorded sum of the principal and related interest as long-term accounts payable and then classified the related interest as the discount to present value of long-term accounts payable. The discount to present value is amortized using the effective interest method over the payment period and included in current expenses. When each installment is paid, variances of LIBOR between inception and payment date are adjusted to the interest expense.


17.  Accrued Severance Indemnities

     Changes in accrued severance indemnities during the years ended December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won and
     thousands of US dollar)                    2006          2005            2006
                                                                        (unaudited)
     Balance at beginning of year           W   7,099     W   6,212     $   7,637
     Provision for the year                     2,157         2,203         2,320
     Payments during the year                 (1,574)       (1,316)       (1,693)
                                            ---------     ---------     ---------
     Balance at end of year                     7,682         7,099         8,264
     Transfer to National Pension Fund          (116)         (125)         (125)
     Deposits in employees' severance
       benefit insurance                      (3,864)       (3,300)       (4,157)
                                            W   3,702     W   3,674     $   3,982

     Under the severance benefits insurance contract, payments of the Company's accrued severance indemnities to employees are guaranteed to the extent of the deposits held at Korea Life Insurance Co., Ltd. The deposits at Korea Life Insurance Co., Ltd are, therefore, presented as a deduction from the retirement and severance benefits liability.

18.  Sale of Accounts Receivable

     The Company has a contract of affreightment (COA) with POSCO to provide shipping services. On July 23, 2002, the Company sold present and future accounts receivable from POSCO during the period from June 19, 2002 to January 31, 2008 to Korea Line Asset Securitization Specialty Limited (the "SPC") for w128,821 million ($138,577 thousand) and recorded the associated liability as a part of long-term advance received in the balance sheet. Relating to this, the SPC has issued to the Company a subordinated bond of w50,000 million ($53,787 thousand). As of December 31, 2006, the balances of long-term advance received and the subordinated bond are w6,311 million ($6,789 thousand) and w5 million ($5 thousand), respectively. The Company's share of the SPC's expected residual income, which will be distributed at the time of its liquidation, is recorded as other accounts receivable in the amount of w21,200 million ($22,806 thousand) as of December 31, 2006.

19.  Assets and Liabilities Denominated in Foreign Currencies

     Details of assets and liabilities denominated in foreign currencies as of December 31, 2006 and 2005 are as follows:

                                                    2006                                     2005
                                       -----------------------------------      -------------------------------
                                       Foreign              Korean won          Foreign              Korean won
                                       Currency             Equivalent          Currency             Equivalent
                                       (in thousands)      (in millions)        (in thousands)      (in millions)

      Deposits                         USD         6,953   W     6,464          USD       16,972     W     17,193
                                       YEN           187             1          YEN            -                -
      Accounts receivable              USD        19,261        17,905          USD       24,788           25,110
      Other receivables                USD           970           902          USD        2,636            2,670
                                       -----------------   ---------------      ----------------     ------------
               Total                   USD        27,184                        USD       44,396
                                       YEN           187   W    25,272          YEN            -     W     44,973

      Trade payables                   USD        25,957   W    24,130          USD       23,512     W     23,818
      Long-term accounts               USD       664,337       617,568          USD      582,611          590,185
      payable-other including
      current portion                  YEN     2,814,293        22,003          YEN    3,012,469           25,904
      Long-term borrowings
      including current portion        USD        -                  -          USD       23,891           24,202
                                       -----------------   -------------        ----------------     ------------
              Total                    USD       690,294                        USD      630,014
                                       YEN     2,814,293   W   663,701          YEN    3,012,469     W    664,109

20.  Capital Surplus

     Capital surplus as of December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won and thousands
     of US dollar)                                   2006       2005      2006
                                                                     (unaudited)
      Additional paid in capital               W    4,041  W   4,041  $   4,347
      Assets revaluation surplus (Note 8)          24,950     24,950     26,840
      Gain on sale of treasury stock               17,985     13,322     19,346
      Value of conversion rights                      553        553        595
      Value of stock warrants                       2,539      2,539      2,731
                                               W   50,068  W  45,405  $  53,859

21.  Appropriated Retained Earnings

     Appropriated retained earnings as of December 31, 2006 and 2005 are summarized as follows:

     (in millions of Korean won and
     thousands of US dollar)                      2006         2005        2006
                                                                     (unaudited)
     Legal reserve                           W   14,000   W   13,000  $  15,060
     Reserve for improvement of financial
        structure                                28,701       28,701     30,875
     Reserve for special depreciation             7,507        7,507      8,076
     Reserve for business expansion              90,000       50,000     96,816
     Reserve for business rationalization       115,000       85,000    123,709
     Other voluntary reserves                    37,000       29,000     39,802
                                             ----------   ----------  ---------
                                             W  292,208   W  213,208  $ 314,338

     (a)  Legal Reserve and Reserve for Improvement of Financial Structure

     The Korean Commercial Code requires the Company to appropriate as legal reserve an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 50% of stated capital.

     Listed companies are required to set up as reserve for financial structure improvement an amount calculated based on a certain percentage of net gains on sale of fixed assets, net of taxes and on net earnings until the net worth ratio reaches 30%.

     The above reserves may be used to reduce deficit or transferred to the stated capital through free issues of shares.

     (b)  Reserves Set Up for Tax Purposes

     The Company is also allowed to make certain deductions from taxable income and set up reserve for special depreciation by appropriating retained earnings. The Company also provides reserves for business expansion and rationalization for future investments. The unused portion of the reserves is generally added back to taxable income over three years after certain grace periods.

22.  Treasury Stock

     The Company is allowed to deal in its own shares under the Korean Securities Transaction Law to stabilize its share price in the stock market. The Company disposed of 700,000 shares of the Company's own stock out of its total share of 779,530 in 2006, which resulted in a gain amounting to W6,430 million ($6,917 thousand) before related tax. The amount was reflected in the capital surplus of the shareholders' equity section after offsetting the tax effect of W1,768 million ($1,902 thousand). The remaining 79,530 shares at December 31, 2006, which were recorded at a cost of W2,676 million ($2,879 thousand) will be sold depending on market situation.

23.  Related Party Transactions

     (a) Significant transactions with the related parties for the years ended December 31, 2006, 2005 and 2004 are as follows:

     (in millions of Korean won and thousands of US dollar)

            Related parties           Transactions           2006         2005         2004          2006
                                                                                                (unaudited)
     Kolico Enterprises Ltd.      Supplies expenses       W 3,883      W 3,560      W 3,768      $   4,177
                                  Service fees                 99          221          231           106
                                  Rental revenues              45           45           45            48
     Kwangyang Marine             Agency fees                 120          203          176           129
       Co.,Ltd.                   Rental revenues               6            6            3             6
                                  Disposition of
                                  Investment                    -          135            -             -
     Korea Marine Agency          Management fees          13,907       12,553        9,688        14,960
                                  Rental revenues              86           86           86            93
     Overseas Shipping            Cargo service fees          297          414          238           319
       Corp.                      Rental revenues               5           11           15             5
     Korea F.A systems            Service fees                375        1,051        1,612           403
     Korea Line(Singapore)        Transfer of
       Pte. Ltd.                  ships under
                                  Construction              9,351            -            -        10,059
                                  Capital injection         9,588            -            -        10,314
     Korea LNG Trading            Capital injection           900            -            -           968

     (b) Significant account balances with the related parties as of December 31, 2006 and 2005 are as follows:

         (in millions of Korean won and thousands of US dollar)

          Related parties      Transactions        2006      2005        2006
                                                                    (unaudited)


     Korea F.A. systems        Trade payable   W      -   W     -     $     -
     Korea Marine
        Agency                 Trade payable          -       320           -
     Overseas Shipping
        Corp.                  Trade payable        167       134         180
     Kolico Enterprises Ltd    Trade payable      1,181       715       1,270

     (c) The guarantees the Company has provided for related parties as of December 31, 2006 are as follows:

                                                      In thousands of US
      Related Parties          Types of guarantee     dollar Guaranteed amount   Lender
      ---------------          ------------------      ----------------------    ------
     Kwangyang Marine          Lease                  $         834              Jeil Citi Lease
       Co.,Ltd.                Lease                         10,402              Shinhan Bank
     Kolico Enterprises Ltd    Short-term borrowings            699              Hana Bank
                                                      $      11,935

     24.  Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

     (in millions of Korean won and                                                2006
     thousands of US dollar)                 2006        2005        2004   (unaudited)
     Salaries                         W     5,750   W   5,103   W   4,419   $   6,185
     Retirement allowance                     842         875         694         906
     Employee benefits                        753         693         772         810
     Rental expenses                           71          58          65          76
     Travel                                   245         233         247         264
     Vehicle maintenance                      130         146         103         140
     Communication                             23          21          24          25
     Utility expenses                         101         101          84         109
     Taxes and dues                           267         238         215         287
     Supplies                                  51          46          52          55
     Publication                               48          54          65          52
     Entertainment                            256         242         223         275
     Depreciation                             382         387         328         411
     Repairs                                   36          28          20          39
     Advertising                               45          42         147          48
     Service fees                             356       1,212       1,320         383
     Training                                  24          13          22          26
     Amortization                           2,704       2,704           -       2,909
     Bad debt expenses                          -           -         418           -
     Others                                 1,236         970       1,030       1,329
                                      -----------   ---------   ---------   ---------
                                      W    13,320   W  13,166   W  10,248   $  14,329

25.  Value Added Information

     The components of shipping costs and selling and administrative expenses which are necessary in calculating added value for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

     (in millions of Korean won and        2006           2005         2004          2006
     thousands of US dollar)                                                   (unaudited)
     Wages and salaries               W  29,178     W   26,400    W  22,067    $  31,389
     Severance benefits                   2,157          2,203        2,593        2,320
     Employee welfare                       753            693          772          810
     Depreciation                        59,754         54,128       48,975       64,279
     Rent                                    71             58           65           76
     Taxes and dues                         267            238          215          287
                                      ---------     ----------    ---------    ----------
                                      W  92,180     W   83,720    W  74,687    $  99,161

26.  Employee Welfare and Contributions

     The Company maintains a scholarship fund, athletic facilities, worker's accident compensation insurance, unemployment insurance and medical insurance for the employee welfare. The Company has spent on such employee benefit the amount of W753 million ($810 thousand), W693 million ($745 thousand) and W772 million ($830 thousand), for the years ended December 31, 2006, 2005 and 2004 respectively.

     The Company donated W88 million ($95 thousand), W208 million ($224 thousand) and W403 million ($434 thousand) to social welfare bodies for the years ended December 31, 2006, 2005 and 2004 respectively.

27.  Income Taxes

     (a) The components of income tax expense for the years ended December 31, 2006, 2005 and 2004 are as follows:

     (in millions of Korean won and
     thousands of US dollar)            2006       2005        2004        2006
                                                                     (unaudited)

     Current income taxes             W  5,284   W  3,033  W  19,597   $  5,684
     Deferred income taxes               2,338      4,362     17,481      2,515
                                      --------   --------  ---------   --------
                                      W  7,622   W  7,395  W  37,078   $  8,199

     The Company offset tax effect of W250 million ($269 thousand) against capital adjustment, a component of stockholders' equity, derived from equity in capital adjustments of affiliates amounting to W909 million ($978 thousand) during 2006. The tax effect of W1,768 million ($1,902 thousand) in 2006 was also offset against capital surplus derived from gain on sale of treasury stock amounting to W6,430 million ($6,917 thousand).

     (b) Under the new provision of Korean tax law enacted from 2005, the Company elected to apply tonnage tax system over five years from 2005 to 2009 to its international shipping business. Non shipping income or loss is still taxable under the normal corporate income tax law at the rates of 14.3% up to w100 million and at 27.5% for net income over w100 million.

     (c) The effective tax rates, after applying new provisions from 2005 for shipping income and after adjustments for certain differences between the amounts reported for financial accounting and income tax purposes were approximately 6.46%, 7.94% and 15.6% in 2006, 2005 and 2004, respectively.

     (d) Details of the additions and deductions to accounting income for 2006, 2005 and 2004 to compute taxable income are as follows: Additions :

                                                                               2006
                                                 ------------------------------------------------------------------
                                                                                        In thousands of US dollar
                                                     In millions of Korean won               (unaudited)
                                                 -------------------------------    ------------------------------
                                                   Temporary     Permanent          Temporary     Permanent
                                                  Difference     Difference         Difference    Difference
     Additions:
         Reserve for special depreciation        W        263    W       -       $      283      $       -
         Dividend from affiliates                         459            -              494              -
         Equity in capital surplus of                     909            -              978              -
         affiliates
         Loss on derivatives                               96            -              103              -
         Gain on sale of treasury stock                     -        6,430                -          6,917
                                                 ------------   ----------       ----------      ---------
                               Sub total                1,727        6,430            1,858          6,917
     Deductions :
         Gain on marketable securities                  5,541            -            5,961              -
         Equity in earnings                             2,614            -            2,812              -
         Special depreciable asset                      3,797            -            4,085              -
         Equity in capital surplus of                       -          909                -            978
         affiliates
         Deduction on dividend received                     -          373                -            401
                                                 ------------   ----------       ----------      ---------
                               Sub total               11,952        1,282           12,858          1,379
                                                 ------------   ----------       ----------      ---------
                                    Net          W   (10,225)    W   5,148       $ (11,000)      $   5,538

                                                            2005
                                                 --------------------------
                                                  In millions of Korean won
                                                 --------------------------
                                                 Temporary        Permanent
                                                 Difference       Difference
     Additions :
         Reserve for special depreciation        W      263       W      -
         Dividend from affiliates                       306               -
         Equity in surplus of affiliates                  -           1,453
         Loss on derivatives                            983               -
                                                 ----------       ---------
                               Sub total              1,552           1,453
                                                 ----------       ---------
     Deductions :
         Gain on marketable securities                3,904               -
         Equity in earnings                           2,913               -
         Equity in surplus of affiliates              1,453               -
         Gain on derivatives                             32               -
         Impairment loss on investment                1,400               -
                                                 ----------       ---------
                               Sub total              9,702               -
                                                 ----------      ----------
                                    Net          W   (8,150)      W   1,453

                                                            2004
                                                 --------------------------
                                                  In millions of Korean won
                                                 --------------------------
                                                 Temporary        Permanent
                                                 Difference       Difference

Additions:
  Reserve for special depreciation               W       263      W        -
  Accrued income                                         925               -
  Equity securities of affiliates                        366               -
  Impairment loss from investment                      1,900               -
  Allowance for bad debt                                 368               -
  Accrued severance benefits                           1,690               -
  Stock warrants                                           -           2,539
  Stock warrants adjustments                             274               -
  Conversion rights                                        -             552
  Redemption premium                                     886               -
  Amortization of conversion rights                      146               -
  Gain on sale of treasury stock                           -          14,336
  Interest expense                                         -              21
  Entertainment                                            -              48
                                                 -----------      --------------
                         Sub total                     6,818          17,496
                                                 -----------      --------------

 Deductions:
  Accrued income                                       1,002               -
  Stock warrants adjustments                           2,539               -
  Conversion rights                                    1,439               -
  Accrued severance benefits                             417               -
  Deposit for severance benefits                       3,727               -
  Deferred foreign currency                            7,548               -
  translation                                                              -
  Gain on marketable securities                          561               -
  Equity in earnings                                   3,606               -
  Equity in capital adjustments                            -              60
  Gain on derivatives                                    983               -
  Loss on marketable securities                            5               -
  Special depreciation                                 7,507               -
  Reserve for special depreciation                     2,215               -
                                                 -----------      --------------
                         Sub total                    31,549              60
                                                 -----------      --------------
                             Net                 W   (24,731)     W   17,436

The differences above are for non-shipping business.

     (c) Details of gross deferred income tax assets and liabilities arising from non-shipping business as of December 31, 2006 are as follows:

                                                                      In millions of Korean won
                                              ------------------------------------------------------------
                                                                Reversal of temporary  Deferred tax assets
                                                Temporary            differences       (liabilities)
                                               differences      --------------------   -------------------
                                                Temporary                    2007 and               Non-
                                               differences       2006         after      Current   Current
      Investment in affiliate                 W         41      W     -  W       41   W       -   W     11
      Impairment loss on investment                    500            -         500           -        138
      Dividend from affiliate                        1,836            -       1,836           -        505
      Gain on derivatives                               63            -          63           -         17
                                              ------------      -------  ----------   ---------   --------
                  Sub-total                          2,440            -       2,440           -        671
                                              ------------      -------  ----------   ---------   --------

      Gain on marketable securities               (10,007)     (10,007)           -     (2,752)          -
      Reserve for special depreciation               (876)            -       (876)           -      (241)
      Special depreciation                         (7,507)            -     (7,507)           -    (2,064)
      Special depreciable asset                    (9,809)            -     (9,809)           -    (2,697)
      Equity in earnings of affiliate             (15,507)            -    (15,507)           -    (4,265)
                                              ------------      -------  ----------   ---------   --------
                  Sub-total                       (43,706)     (10,007)    (33,699)     (2,752)    (9,267)
                                              ------------      -------  ----------   ---------   --------
                  Net amount                  W   (41,266)    W(10,007)  W (31,259)   W (2,752)   W(8,596)
                                              ------------      -------  ----------   ---------   --------

                                                           In thousands of US dollar (unaudited)
                                              ------------------------------------------------------------
                                                                Reversal of temporary  Deferred tax assets
                                                Temporary            differences       (liabilities)
                                               differences      --------------------   -------------------
                                                Temporary                    2007 and               Non-
                                               differences       2006         after      Current   Current
      Investment in affiliate                $          44      $       -    $      44  $     -   $     12
      Impairment loss on investment                    538              -          538        -        148
      Dividend from affiliate                        1,975              -        1,975        -        544
      Gain on derivatives                               68              -           68        -         18
                                              ------------        -------   ---------- --------   --------
                  Sub-total                          2,625              -        2,625        -        722

      Gain on marketable securities               (10,765)       (10,765)            -  (2,960)          -
      Reserve for special depreciation               (942)              -        (942)        -      (259)
      Special depreciation                         (8,076)              -      (8,076)        -    (2,220)
      Special depreciable asset                   (10,552)              -     (10,552)        -    (2,901)
      Equity in earnings of affiliate             (16,681)              -     (16,681)        -    (4,589)
                                              ------------        -------  ----------   ---------   ------
                  Sub-total                       (47,016)       (10,765)     (36,251)  (2,960)    (9,969)
                                              ------------        -------  ----------   ---------   ------
                Net amount                   $    (44,391)      $(10,765)    $(33,626) $(2,960)   $(9,247)
                                              ------------        -------  ----------   ---------   ------

28.   Earnings Per Share

      Earnings per share are calculated as follows:

      (in millions of Korean won and thousands of US dollar)
      (except number of shares and earnings per share)                2006           2005           2004          2006
                                                                                                              (unaudited)
      Net income                                                   W   110,404     W    85,765     W  200,826   $  118,765
      Weighted average number of
         outstanding common shares                                   9,312,525       9,399,235      9,338,462    9,312,525
                                                                   -----------     -----------     ----------   ----------
      Earnings per share                                           W    11,855     W     9,125     W   21,505$  $       13
         in won and US dollars                                     -----------     -----------     ----------   ----------

         Diluted earnings per share are calculated as follows:

      (in millions of Korean won and thousands of US dollar)                                                          2006
      (except number of shares and earnings per share)                    2006           2005           2004      (unaudited)

      Net income                                                    W   110,404     W    85,765     W  200,826    $ 118,765
      Interest expenses on BW                                             1,120             444          1,007        1,205
      Interest expenses on CB                                             1,358           1,322            396        1,461
                                                                    -----------     -----------     ----------   ----------
      Net earnings available for common                                 112,882          87,531        202,229      121,431
       and common equivalent shares
      Weighted average number of common
       and common equivalent shares                                  10,139,572      10,214,574      9,585,673   10,139,572
                                                                    -----------     -----------     ----------   ----------

      Diluted net earnings per share
       in Korean won and US dollars                                 W    11,133     W     8,569     W   21,097    $      12
                                                                    -----------     -----------     ----------   ----------

     Diluted earnings per share are calculated by dividing net income available for common and common equivalent shares by the weighted average number of common and common equivalent shares. The warrants and convertible bonds are assumed to be converted when they are issued. The number of warrants is included in common stock, in case average market value is over exercising price, using treasury stock method.

     Potentially dilutive securities as of December 31, 2006 are as follows:

                                           Number of potentially dilutive shares
     Bonds with stock warrants                                           851,064
     Convertible bonds                                                   644,226

29.  Dividends

     Dividends are generally proposed based on each year's earnings and are declared, recorded and paid in the subsequent year. Proposed dividends for 2006, 2005 and 2004 are calculated as follows:

     (in millions of Korean won and
       thousands of US dollar)
     (except number of shares and
       earnings per share)                2006       2005       2004    2006
                                                                     (unaudited)

     Number of outstanding shares     9,920,470  9,220,470  9,855,190  9,920,470
     Par value (in won)                   5,000      5,000      5,000       5.38
     Rate                                   15%        15%        20%        15%
     Dividend                             7,440      6,916      9,855      8,003

     The Company's dividend payout ratios for the years ended December 31, 2006, 2005 and 2004 are shown below:

     (in millions of Korean won and
       thousands of US dollar)
     (except number of shares and
       earnings per share)                2006       2005      2004      2006
                                                                     (unaudited)
     Dividend                             7,440       6,916    9,855       8,003
     Net income                         110,404      85,765  200,826     118,765
     Dividend payout ratio                6.74%       8.06%    4.91%       6.74%

     The Company's dividend yield ratios for the years ended December 31, 2006, 2005 and 2004 are calculated as follows:

     (in millions of Korean won and
       thousands of US dollar)
     (except number of shares and
       earnings per share)                2006       2005      2004      2006
                                                                     (unaudited)

     Dividend per share                     750         750    1,000       0.81
     Market price at balance sheet date  49,500      25,800   35,400      53.25
     Dividend yield ratio                 1.52%       2.91%    2.82%      1.52%

30.  Cash Flow Information

     Significant transactions not affecting cash flows for the years ended December 31, 2006, 2005 and 2004, are as follows:

  (in millions of Korean won
    and thousands of US dollar)
  (except number of shares and
       earnings per share)                2006       2005      2004      2006
                                                                     (unaudited)
  Construction-in-progress transferred
    to ship                             W 166,469  W 97,334  W 87,311  $ 179,076
  Convertible bonds transferred
    to current portion                     20,493         -         -     22,045
  Long-term instruments transferred
    to current portion                        912         -         -        981
  Bond transferred to current portion           -         -     7,000          -
  Long-term borrowing transferred
    to current portion                        357     2,815     2,703        384
  Long-term payable-other transferred
    to current portion                     59,720    95,625    90,215     64,243
  Long-term receivable transferred
    to current portion                        901     1,688         -        969


31. Commitments and Contingencies

     (a) The Company has offered 3 checks and notes in blank in respect of guarantees for payment and performance of contracts as of December 31, 2006.

     (b) Various claims involving the Company amounted to $14,287 thousand as of December 31, 2006, which would be covered by insurance. These claims arose in the ordinary course of business and significant losses are not expected to occur from them.

     (c) The Company has entered into various long-term shipping contracts with POSCO, KEPCO, Korea Gas Corporation etc. The freight charges detailed in these contracts are generally revised every 1 or 2 years.

     (d) The Company is planning to purchase 6 bulk carriers of tonnage ranging from 49,900 to 207,000dwt, 4 chemical and 2 crude oil carriers which will require total investment of $347.5 million and Y37.69 billion. The Company plans to borrow $231.75 million and Y33.92 billion from a SPC formed by Nordea Bank, Citi Bank and Korea Development Bank to finance the project. The Company has so far paid W54,725 million ($58,869 thousand) which is currently included in construction in progress. The ships will be delivered over a period until 2012.

     (e) The Company jointly acquired 4 LNG carriers that are used by Korea Gas Corporation to import LNG with other shipping companies. The Company included in its fixed assets the Company's equity in the cost of the carriers and recognized revenues and expenses arising from operations of the carriers in proportion to the Company's interest in each carrier.

     (f) The Company has unused overdraft facilities from various banks amounting to W25 billion at December 31, 2006.

     (g) The Company has the following forward exchange contract outstanding as of December 31, 2006:

                                      Contract amount
                            ------------------------------------
          Settlement Date   Buying(thousands)  Selling(thousands)  Exchange rate
          ---------------   -----------------  ------------------  -------------
            2007.3.23         JPY 406,700          USD 3,489       JPY/USD=116.5

          Valuation of the above contract at balance sheet date resulted in a loss of W63 million ($68 thousand).

     (h) The Company has Freight and Hire BCI (the Baltic Capesize Index) forward contracts as follows:

           BCI       Position  Unit             Contract           Maturity
          ---------------------------------------------------------------------

                        Sell   75,000       U$ 13.00 per M-Ton     Jan,Apr,Jul,
                               M-Ton                               Oct 2007
                        Sell   75,000       U$ 13.00 per M-Ton
                               M-Ton
                        Sell   25,000       U$ 13.35 per M-Ton     Jan 2008-
Freight    Route 4             M-Ton                               Dec 2008
                        Sell   25,000       U$ 13.00 per M-Ton
                               M-Ton

                        Sell   90 day       U$ 58,000 per day      Jan 2007-
                                                                   Mar 2007

                        Sell   91 day       U$ 53,850 per day      Apr 2007-
           Average of                                              Jun 2007
 Hire      Route 8-11   Buy    365 day      U$ 50,750 per day
                        Buy    365 day      U$ 25,750 per day      Jan 2007-
                                                                   Dec 2007
                        Sell   365 day      U$ 30,000 per day

     The above contracts were valued at December 31, 2006 resulting in a loss of W5,787 million ($6,225 thousand).

32.  GAAP Reconciliation

     Reconciliation to US Generally Accepted Accounting Principles

     The financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea ("Korean GAAP"), which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). Application of US GAAP would have affected the balance sheet as of December 31, 2006 and 2005 and net income for the three years in the period ended December 31, 2006 described below.

     Significant Differences between Korean GAAP and US GAAP

     Reconciliation of net income from Korean GAAP to US GAAP

                                                                    2006             2005           2004
Net income in accordance with Korean GAAP
   (in millions of Korean won)                                     110,404          85,765        200,826

 Adjustments:
    Capitalization of dry-docking expenditure           (b)        (3,481)         (1,352)          5,840
    Capitalization of interest                          (c)          1,591           1,364          1,674
    Asset revaluation                                   (d)          6,041           6,049          6,235
    Gain on Sale-leaseback                              (e)          3,738           5,273          5,575
    Convertible bonds                                   (f)            188             176             56
    Asset backed securitization                         (g)        (5,712)         (2,660)            846
    Deferred tax                                        (i)         15,252          22,858       (33,909)
    Deferred tax on US GAAP adjustments                 (i)        (2,841)        (22,093)        (5,298)
    Financing cost                                      (j)            107             370              -
    Tax leases                                          (k)          4,855           1,680              -
    Change in useful economic life                      (l)          5,764               -              -
    Functional currency remeasurement                   (n)       (48,186)         (19,370)       (95,094)
    Others                                                               -               3              5
                                                                ----------      ----------      ----------

 Net income in accordance with US GAAP
                                                                ----------      ----------      ----------
 (in millions of Korean won)                                        87,720          78,063         86,756
                                                                ----------      ----------      ----------
    Per Share Data(in Korean won):
    Basic earnings per share, as adjusted,
    in accordance with U.S. GAAP                                     9,420           8,305          9,290
    Diluted earnings per share, as adjusted,
    in accordance with U.S. GAAP                                     8,768           7,755          9,055
    Weighted-average number of shares outstanding                9,312,524       9,399,235      9,338,462
    Weighted-average number of dilutive shares                     826,214         814,569        278,980
                                                                ----------      ----------      ----------
    Weighted-average number of shares outstanding
    and Weighted-average number of dilutive shares              10,138,738      10,213,804      9,617,442
                                                                ----------      ----------      ----------


Reconciliation of shareholders' equity from Korean GAAP to US GAAP

                                                         2006          2005


 Total shareholders' equity in accordance with           514,650       383,609
   Korean GAAP (in millions of Korean won)

 Adjustments:
   Capitalization of dry-docking expenditure       (b)     6,648        10,129
   Capitalization of interest                      (c)     4,940         3,349
   Asset revaluation                               (d)  (77,873)      (83,913)
   Gain on Sale-leaseback                          (e)   (1,908)       (5,646)
   Convertible bonds                               (f)     (132)         (376)
   Asset backed securitization                     (g)   (2,456)         3,256
   Deferred tax                                    (i)    15,252             -
   Deferred tax on US GAAP adjustments             (i)   (2,105)           809
   Financing cost                                  (j)       477           370
   Tax leases                                      (k)     6,503         1,596
   Change in useful economic life                  (l)     5,764             -
   Functional currency remeasurement               (n)  (67,665)         9,085
   Others                                                      -           (1)
                                                   -------------    ------------
 Net assets in accordance with US GAAP
 (in millions of Korean won)                             402,095       322,267
                                                   -------------    ------------

     The adjustments noted above relate to the following differences between Korean GAAP and US GAAP:

     (a) Consolidation

     Under Korean GAAP, the Company presents its primary financial statements on a non-consolidated basis. In the non-consolidated financial statements, investments in majority-owned subsidiaries and entities in which the Company has the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method. Under US GAAP, companies are required to consolidate all entities in which they have, directly or indirectly, a controlling financial interest. There is no impact of the above difference on the reconciliation statements presented as these non-consolidated entities are accounted for using the equity method under Korean GAAP and there is no GAAP difference in application of the equity method between Korean GAAP and US GAAP.

     Under US GAAP, in accordance with FIN 46-R "Consolidation of Variable Interest Entities", certain variable interest entities (VIEs) are required to be consolidated by a company if that company is subject to a majority of the risk of expected loss from the VIEs' activities or entitled to receive a majority of the entity's expected residual return, or both. The impact of consolidating VIEs on the reconciliation statements presented are disclosed under the headings "Asset backed securitization" and "Tax leases". The consolidation of ships under construction-related VIEs, as described below in note (m), has no impact on shareholders' equity, net income or earnings per share as reported under US GAAP.

     In order to disclose the impact of consolidation on the US GAAP balance sheet of the Company, a condensed consolidated balance sheet as of December 31, 2006 and 2005 is presented below:

     (in millions of Korean won)                        2006               2005

     Assets
      Current assets                                     237,585        204,424
      Property, ships and equipment, net               1,035,583      1,006,866
      Others assets                                      253,207        192,232
                                                       ---------      ---------
     Total assets                                      1,526,375      1,403,522
                                                       ---------      ---------

     Liabilities
      Current liabilities                                391,849        329,480
      Long-term liabilities                              718,375        740,629
                                                       ---------      ---------
     Total liabilities                                 1,110,224      1,070,109
                                                       ---------      ---------

     Minority interests                                   14,056         11,146
     Stockholders' equity                                402,095        322,267
                                                       ---------      ---------
     Total liabilities and stockholders' equity        1,526,375      1,403,522
                                                       ---------      ---------

     (b) Capitalization of dry-docking expenditure

     Under Korean GAAP, dry-docking expenditure associated with the Company's ships is expensed as incurred. US GAAP permits the capitalization of dry-docking expenditure when incurred and depreciated. Routine maintenance and repairs are expensed as incurred. Accordingly, the Company has capitalized dry-docking expenditure and depreciates them over the period until the next anticipated dry-docking, which is generally two years.

     Capitalized dry-docking expenditures for the years ended December 31, 2006, 2005 and 2004 are as follows:

     (in millions of Korean won)                  2006          2005      2004

     Capitalized dry-docking expenditure          3,524        5,999     11,128
     Amortization of capitalized
        dry-docking expenditure                  (7,005)      (7,351)    (5,288)
                                                 -------      -------    -------
     Net income impact                           (3,481)      (1,352)      5,840
                                                 -------      -------    -------


     (c) Capitalization of interest

     Under Korean GAAP, effective from the period beginning after December 31, 2002, interest costs that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use are generally expensed as incurred, except when certain criteria are met for capitalization. The Company has adopted this application and expensed financing costs related to capital projects including construction of vessels.

     Under US GAAP, the Company is required to capitalize the amount that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.

     Interest costs capitalized for the years ended December 31, 2006, 2005 and 2004 are as follows:


     (in millions of Korean won)                    2006       2005        2005

     Capitalized interest                         2,510      1,413       1,674
     Amortization of capitalized interest         (919)        (49)          -
                                                 ------      ------      ------
     Net income impact                            1,591      1,364       1,674
                                                 ------      ------      ------


     (d) Asset revaluation

     Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis.

     Under US GAAP, such revaluation of fixed assets is not permitted and, accordingly, depreciation expense should be based on historical cost. This results in a decrease in depreciation expense and increase in gains or decrease losses on sales of the revalued assets due to reversal of the revaluation amounts.

     (e) Deferred income from operating leases

     Under Korean GAAP, a gain on sale of subsequently leased assets is recognized in full in the year of sale.

     Under US GAAP, in accordance with Statement of Financial Accounting Standard ("SFAS") 28 "Accounting for sales with leasebacks", income derived from a gain on the sale of subsequently leased assets is deferred and amortized in proportion to the related gross rental charged to expense over the lease term.

     (f) Convertible bonds

     In September 2004, the Company issued convertible bonds with a face value of W20,000 million won and carrying an interest rate of 4%.

     Under Korean GAAP, on issuance of convertible debt a separate value for the conversion rights is recognized and the conversion rights are recognized as an equity item.

     Under US GAAP, in accordance with Accounting Practice Bulletin ("APB") 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants ", there is no such separation of the conversion feature and as a result the Company has treated the debt issue entirely as debt. Thus, the separate recognition of the conversion rights and related additional interest expenses are reversed under US GAAP.

     (g) Asset backed securitization

     In order to raise more cash, in 2002, the Company assigned some of its future account receivables, for the period from June 19, 2002 to January 31, 2008 to Korea Line Asset Securitization Specialty Limited ("KLASS"), an entity owned by a financial institution. The Company received cash amounting to W128,821 million and recorded the associated liability as part of other long-term liabilities in the balance sheet. As part of the same transaction the Company bought subordinated bonds amounting to W50,000 million from KLASS.

     Under Korean GAAP, the Company does not consolidate KLASS and the liability to KLASS is shown as a "long-term advance receipt" which is being written off as receivables are delivered to KLASS according to the assignment agreement. The subordinated bonds are accounted for as unlisted securities under investments.

     Under US GAAP, the Company has determined that KLASS is a variable interest entity in which the Company has a variable interest and that the Company is the primary beneficiary of KLASS. Accordingly, the Company has consolidated KLASS and the material adjustments include intercompany eliminations of the "long-term advance receipt" in KLC and the corresponding "advance payment" in KLASS, recording of the borrowings of KLASS and recording of the income and expenses of KLASS in the consolidated financial statements of the Company.

     (h) Stock dividends

     Under Korean GAAP, stock dividends are recognized at par value.

     Under US GAAP, stock dividends are recognized at fair value.

     (i) Deferred tax adjustments

     Under Korean GAAP, a deferred tax asset is recognized when it is probable that sufficient taxable profit will be available against which temporary differences may be utilized. US GAAP requires a more prescriptive approach when evaluating whether or not a deferred tax asset will ultimately be realized. A valuation allowance must be established for deferred tax assets when it is more likely than not that that they will not be realized.

     According to the tonnage tax system of Korean tax law, it is applied to the Company's international shipping business. Non-shipping income or loss is still taxable under the normal corporate income tax law at the rates of 14.3% up to W100 million and at 27.5% for net income over W100 million. Accordingly, the deferred tax on US GAAP adjustments includes the effect on deferred income taxes of the foregoing reconciling items relating to non-shipping income and loss, as appropriate.

     The tonnage tax law was revised and the revision was enacted on December 30, 2006. Under the revised tax law, the calculation method of income tax based on transportation volume by ton is effective up to December 31, 2009. Therefore, KLC reinstated the deferred tax balances that arise from the temporary differences which will reverse after December 31, 2009. Accordingly, the deferred tax amount in reconciliation of net income is the effect on deferred income taxes relating to the temporary differences arising from international shipping income which will reverse after December 31, 2009.

     (j) Financing cost

     Under Korean GAAP, financing costs associated with long-term financing are expensed when incurred.

     Under US GAAP, the Company's lease financing costs are to be deferred and amortized over the term of the lease.

     (k) Tax leases

     The Company has entered into several UK tax leases. Under both Korean and US GAAP, the leases are classified as capital leases.

     Under Korean GAAP, tax lease-related SPCs are not consolidated.

     Under US GAAP, the Company has determined that the tax lease-related entities are variable interest entities (VIEs) in which the Company has a variable interest and is the primary beneficiary. The Company has consolidated these VIEs and the material adjustments are reflected in the headings "long-term financial instruments" and "long-term advance payments" and the recording of the income and expenses of the VIEs in the consolidated US GAAP financials of the Company.

     Under US GAAP, the upfront cash consideration for future tax benefit received from the UK lessor and held by the related SPC is deferred and recognized as income over the term of the lease. However, under Korean GAAP, the Company recognizes such tax benefit when the related cash is transferred to KLC from the SPC because the tax lease-related SPC is not consolidated by the Company and there is no specific guidance with respect to the recognition of such tax benefit under Korean GAAP.

     (l) Change in useful economic life

     A subsidiary of the Company reduced the useful economic life of its vessels for the sole purpose of conformity with Korean Corporate tax law. Under Korean GAAP, this change is permissible for small and medium sized enterprises.

     Under US GAAP this change is not permissible.

     (m) Ships under construction

     In order to raise finance for the construction of its vessels, the Company entered into agreements with its lenders, which involved the establishment of Special Purpose Companies ("SPCs"). Under the arrangement the lenders loaned monies to the SPCs. The SPCs then entered into shipbuilding contracts with the shipyard. Since the Company also makes an investment in such SPCs, which are deemed to be an investment in the ships under construction, the Company recognizes all of the debt related to the ships under construction during the construction period under US GAAP. Upon completion of the vessel, the Company will continue to recognize the ships as well as the related debt under the capital leases with the SPCs that will become effective upon the delivery of the vessels. Under Korean GAAP, the Company does not recognize any debt related to the ships under construction for the construction period nor the consolidated SPCs for ships under construction. The material adjustments are reflected in the headings "property, ships and equipment" and "long-term accounts payable" in the consolidated US GAAP financials of the Company. The impact of these adjustments on the financials of the Company is the same as that of consolidating the SPCs related to the ships under construction.

     (n) Foreign currency translation

     Under Korean GAAP, there are no special provisions for the determination and application of functional currency. The Company reports its financial position and results in Korean won. All foreign exchange gains and losses are reported in net income.

     Under US GAAP, in accordance with SFAS 52 "Foreign currency translation" the Company's functional currency is the US dollar as a majority of revenues are received in US dollars and a majority of the Company's expenditures are made in US dollars. The Company has accordingly remeasured all its assets, liabilities and results of operations using its functional currency, US dollars. The resulting loss on remeasurement of W 48,186 million (2005: W 19,370 million and 2004: W 95,094 million) has been recognized in income.

     (o) Statements of Cash flow

     The amortization of bond discount is included in cash flows from financing activities on the Company's Korean GAAP cash flow statements whereas such amortization amount is included in operating activities under US GAAP.

     In order, to disclose the impact of consolidation on the US GAAP cash flows of the Company, condensed statements of cash flows for the years ended December 31, 2006, 2005 and 2004 are presented below:


     (in millions of Korean won)                            2006         2005       2004

     Operating activities                                 ---------   ---------  ---------
     Net cash provided by operating activities              211,342     157,715    319,331
                                                          ---------   ---------  ---------

     Investing activities                                 ---------   ---------  ---------
     Net cash used in investing activities                (267,613)    (62,108)  (322,450)
                                                          ---------   ---------  ---------
     Financing activities                                 ---------   ---------  ---------
     Net cash (used in) provided by financing activities     35,048   (110,724)     23,825
                                                          ---------   ---------  ---------

     Net change in cash and cash equivalents               (21,223)    (15,117)     20,706
     Cash and cash equivalents at beginning of period        36,271      51,388     30,682
                                                          ---------   ---------  ---------
     Cash and cash equivalents at end of period              15,048      36,271     51,388
                                                          ---------   ---------  ---------

     (p) Classification difference

     Under Korean GAAP, certain income and expense items considered as non-operating or extraordinary would be considered as operating items under US GAAP. In addition, Korean GAAP does not require cash balances that are restricted in use to be separately disclosed. Under US GAAP, such restricted cash balances would need to be separately presented on the face of the balance sheet. These reclassifications would have no impact on the shareholders' equity, net income or earnings per share amounts reported under US GAAP.