Form 20-F/A
period 2006-12-31
GOLAR LNG LTD
filed 2008-01-29
CIK 1207179

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A

                                 Amendment No. 1

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

                  Yes [_]                         No [X]

                                Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F of Golar LNG Limited that was originally filed on July 2, 2007, is being filed solely for the purpose of correcting a typographical error in the signature of PricewaterhouseCoopers LLP to the Report of Independent Registered Public Accounting Firm relating to Korea Line Corporation. The corrected signature is attached hereto as exhibit 99.1.

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


                                                  Golar LNG Limited
                                              ----------------------------
                                                      (Registrant)


Date January 29, 2008                             By: /s/ Graham Robjohns
                                                  -----------------------
                                                      Graham Robjohns
                                                      Principal Financial and
                                                      Accounting Officer

                                                                    Exhibit 99.1


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


/s/ PriceWaterhouseCoopers LLP
Seoul, Republic of Korea
June 28, 2007