Form 20-F
period 2008-12-31
GOLAR LNG LTD
filed 2009-07-10
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, (1) 441 295 4705, (1) 441 295 3494 Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, par value $1.00 per share		NASDAQ (GS)

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
67,576,866 Common Shares, par value $1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act 1934.

Yes	No	X

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	Accelerated filer	X	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

INDEX TO REPORT ON FORM 20-F

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

Golar LNG Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in the petroleum production levels of the organization of the petroleum exporting countries, or OPEC, and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the current turmoil in the global financial markets and deterioration thereof, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Throughout this report, the "Company," "Golar," "we," "us" and "our" all refer to Golar LNG Limited and to its wholly owned subsidiaries. Unless otherwise indicated, all references to "USD,""U.S.$" and "$" in this report are U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data summarize our historical consolidated financial information.  We derived the information as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected income statement data with respect to the years ended December 31, 2005 and 2004 and the selected balance sheet data as of December 31, 2006, 2005 and 2004 has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this annual report entitled Item 5,  "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)

Income Statement Data:
Total operating revenues	228,779	224,674	239,697	171,042	163,410
Gain on sale of vessel/newbuilding	78,108	41,088	-	-	-
Vessel operating expenses (1)	61,868	52,986	44,490	37,215	35,759
Voyage and charter-hire expenses (2)	33,126	10,763	9,582	4,594	2,561
Administrative expenses	17,815	18,645	13,657	12,219	8,471
Restructuring costs	-	-	-	1,344	-
Depreciation and amortization	62,005	60,163	56,822	50,991	40,502
Impairment of long-lived assets	110	2,345	-	-	-
Gain on sale of long-lived assets	430	-	-	-	-
Operating income	132,393	120,860	115,146	64,679	76,117
Gain on sale of available-for-sale securities	-	46,276	-	-	-
Net financial expenses	(132,761)	(65,592)	(52,156)	(39,319)	(25,304)
(Loss) income before equity in net earnings of investees, income taxes and minority interests	(368)	101,544	62,990	25,360	50,813
Income taxes and minority interests	(7,215)	(6,248)	(8,306)	(9,323)	(7,995)
Equity in net earnings (losses) of investees	(2,406)	13,640	16,989	18,492	13,015
Gain on sale of investee	-	27,268	-	-	-
Net (loss) income	(9,989)	136,204	71,673	34,529	55,833
(Loss) earnings per common share
- basic (3)	(0.15)	2.09	1.09	0.53	0.85
- diluted (3)	(0.15)	2.07	1.05	0.50	0.84
Cash dividends declared and paid per common share	1.00	2.25	-	-	-
Weighted average number of shares – basic (3)	67,214	65,283	65,562	65,568	65,612
Weighted average number of shares - diluted (3)	67,214	65,715	65,735	65,733	65,797

Balance Sheet Data (as of end of year):
Cash and cash equivalents	56,114	185,739	56,616	62,227	51,598
Restricted cash and short-term investments (4)	60,352	52,106	52,287	49,448	41,953
Amounts due from related parties	538	712	778	17	294
Long-term restricted cash (4)	557,052	792,038	778,220	696,308	714,802
Equity in net assets of non-consolidated investees	30,924	14,023	97,255	65,950	48,869
Newbuildings	-	-	49,713	111,565	145,233
Vessels and equipment, net	668,141	659,018	669,639	533,008	371,867
Vessels under capital lease, net	893,172	789,558	796,186	676,036	706,516
Total assets	2,359,729	2,573,610	2,566,189	2,230,695	2,110,329
Current portion of long-term debt	71,395	80,037	72,587	67,564	66,457
Current portion of obligations under capital leases	6,006	5,678	5,269	2,466	2,662
Long-term debt	737,226	735,629	803,771	758,183	636,497
Long-term obligations under capital leases (5)	784,421	1,024,086	1,009,765	801,500	842,853
Minority interest (6)	41,688	36,983	32,436	27,587	26,282
Stockholders' equity	452,145	552,532	507,044	434,554	402,770
Common shares outstanding (3)	67,577	67,577	65,562	65,562	65,612

Fiscal Year Ended December 31,
2008	2007	2006	2005	2004
Cash Flow Data:
Net cash provided by operating activities	48,495	73,055	117,219	71,026	82,028
Net cash (used in) provided by investing activities activities	(83,548)	224,435	(268,993)	(213,176)	(356,113)
Net cash (used in) provided by financing activities	(94,572)	(168,367)	146,163	152,779	207,800

Fleet Data (unaudited)
Number of vessels at end of year (7)	14	12	12	10	9
Average number of vessels during year (7)	13	12	11.52	10	8.33
Average age of vessels (years)	13.9	14.7	13.7	15.3	15.9
Total calendar days for fleet	4,836	4,380	4,214	3,645	3,023
Total operating days for fleet (8)	4,466	3,732	3,845	2,976	2,660

Other Financial Data (Unaudited):
Adjusted EBITDA (9)	$191,922	$268,207	$188,957	$134,162	$129,634
Average daily time charter equivalent earnings (9)	$45,700	$51,000	$55,700	$46,200	$54,900
Average daily vessel operating costs (10)	$12,793	$12,097	$10,558	$10,210	$11,800

Footnotes

(1)
Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance and insurance.  In addition, prior to the April 2005 reorganization relating to the outsourcing of our day-to-day vessel management activities to third party ship managers, vessel operating expenses also included an allocation of overheads allocable to vessel operating expenses.

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

Charter-hire expense – refers to the charge for vessels chartered-in under operating leases.

(3)
Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding.  Treasury shares are not included in the calculation.  The computation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(4)
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and deposits made in accordance with our contractual obligations under our equity swap line facilities.  Please see the section of this annual report entitled Item 5, "Operating and Financial Review and Prospects – Results of Operations" for a discussion of our equity swap line facilities.

(5)	We have entered into eight lease financing arrangements, which are classified as capital leases.

(6)	Minority interest refers to a 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo.

(7)
In each of the periods presented above, except for 2008, we chartered-in two vessels under short-term charters and we had a 60% ownership interest in one of our vessels and a 100% ownership interest in our remaining vessels.

(8)
The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire.  We define days off-hire as days spent on repairs, drydockings, special surveys and vessel upgrades or during periods of commercial waiting time during which we do not earn charter hire.

(9)	Non-GAAP Financial Measures

Adjusted EBITDA. Earnings before interest, other financial items, taxes, minority interest, depreciation and amortization is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance.  Adjusted EBITDA facilitates our management's and investors' ability to make operating and performance comparisons from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information.  This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods.  We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP.  Moreover, adjusted EBITDA is not a measure of operating income or operating performance presented in accordance with U.S. GAAP.  Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.

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

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S.$)
Net (loss) income	(9,989)	136,204	71,673	34,529	55,833
Depreciation and amortization	62,005	60,163	56,822	50,991	40,502
Interest income	(45,828)	(54,906)	(40,706)	(35,653)	(31,879)
Interest expense	96,489	112,336	101,298	82,479	61,987
Other financial items, net	82,100	8,162	(8,436)	(7,507)	(4,804)
Income taxes and minority interest	7,215	6,248	8,306	9,323	7,995
Adjusted EBITDA	191,922	268,207	188,957	134,162	129,634

TCE.  In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCE."  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  The following table reconciles our total operating revenues to average daily TCE.  However, TCE is not defined under U.S. GAAP.  We note, however, that because not all companies use identical calculations, this presentation of TCE may not be comparable to similarly titled measures of other companies in our industry.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S.$, except number of days and average daily TCE)
Total operating revenues	228,779	224,674	239,697	171,042	163,410
Voyage expenses	(24,483)	(10,763)	(9,582)	(4,594)	(2,561)
	204,296	213,911	230,115	166,448	160,849
Calendar days less scheduled off-hire days	4,466	4,197	4,130	3,602	2,930
Average daily TCE (to the closest $100)	45,700	51,000	55,700	46,200	54,900

(10)	We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

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

We receive a substantial majority of our revenues and cash flow from a limited number of customers.  During the year ended December 31, 2008, we received 86.3% of our revenues from three customers, BG Group plc, or BG, accounted for 32.8%, Royal Dutch Shell Plc, or Shell, accounted for 37.3% and PT Pertamina (PERSERO), or Pertamina, accounted for 16.2% of our total operating revenues, respectively.  Following the recent conversion of the Golar Winter in May 2009 and after the expected conversion of the Golar Freeze in the second quarter of 2010, into floating storage re-gasification units, or FSRUs, these vessels are scheduled to be employed under 10-year time charters with Petroleo Brasiero S.A., or Petrobras, and Dubai Supply Authority, or DUSUP, respectively.  Upon such employment we expect to receive a majority of our revenue from BG, Shell, Pertamina, Petrobras and DUSUP.

We may be unable to retain our existing customers if:

1.	our customers are unable to make charter payments because of its financial inability, disagreements with us or otherwise;

2.	in certain circumstances, our customers may exercise their right to terminate their charters early, in the event of:

a.	a loss of the vessel or damage to it beyond repair;

b.	a default of our obligations under the charter, including prolonged periods of off-hire;

c.	a war or hostilities that would significantly disrupt the free trade of the vessel;

d.	a requisition by any governmental authority;

e.
with respect to the Golar Spirit, Golar Winter and Golar Freeze, upon six months' written notice at any time after the fifth anniversary of the commencement of the charter, the charterers (Petrobras and DUSUP) may exercise their option to terminate the charter upon payment of a termination fee;

f.	with respect to the Golar Spirit and Golar Winter, Petrobras may exercise its option to purchase each vessel after a specified period of time; or

g.
with respect to the Golar Winter and Golar Freeze, the charterers may terminate the charters of either because we fail to deliver the vessels on time or the vessels fail to satisfy certain contractual performance requirements after delivery.

3.
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

Currently, we have nine vessels trading on medium or long-term charters, which expire between 2010 and 2024, and one vessel commencing its long-term charter in the second quarter of 2010, respectively.  Our other vessels are available for trade or trading in the spot/short-term charter market, the market for chartering a liquid natural gas, or LNG, carrier for a single voyage or short time period of up to one year.  However, two of our vessels (one of which is our 50% equity interest in the vessel, the Gandria) are currently in lay-up and are unlikely to trade for the balance of 2009.  Medium to long-term time charters generally provide reliable revenues and they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable.

The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.  In the period from 2004, the excess supply of vessels over demand has negatively impacted our results and we expect this oversupply to continue during 2009 as LNG carriers and FSRUs continue to be delivered ahead of LNG production projects for which they were built.  Until these LNG production projects commence and utilize some of these vessels, the supply of LNG carriers is likely to be greater than the demand, which would have a negative impact on charter rates and levels of utilization of LNG carriers in the spot/ short-term charter market.  Additionally, the fall in demand for natural gas worldwide due to the current economic climate and the subsequent fall in gas prices could have a negative impact on LNG shipping demand.  The earnings from our vessels on medium-term charters to Shell will also be impacted by the development of charter rates and demand in the spot market.  These factors could also influence the results of operations from spot market activities and the Shell charters beyond 2009.

We also cannot assure you that we will be able to successfully employ our vessels in the future or re-deploy our LNG carriers and FSRUs following completion of their fixed-term agreements at rates sufficient to allow us to operate our business profitably or meet our obligations.  If we are unable to re-deploy an LNG carrier or FSRU, such as the LNG carriers currently in lay-up, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our results of operations and ability to meet our financing obligations.

Our charters with Shell have variable rates and certain termination rights.

Three of our vessels are time chartered to Shell, the Gracilis, the Grandis and the Granosa, under five-year charter agreements, which may be terminated by Shell under certain circumstances.  The charter rates we earn from these medium-term charters are variable and are directly connected to the prevailing market rates.  In the event that Shell does not employ the vessels for their own use, they must market the vessels for use by third parties.  If Shell cannot find employment for these ships there could be periods where the vessels incur commercial waiting time and do not generate revenues.  If these vessels are not employed profitably, or the charters are terminated, our cash flows may be seriously impacted.

We are subject to certain risks with respect to our counterparties on contracts, failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into among other things, charter-parties with our customers, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps, equity swaps.  Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG market and charter rates.  In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at a lower rate.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under these contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Due to the lack of diversification in our lines of business, adverse developments in the LNG industry would negatively impact our results of operations, financial condition and our ability to pay dividends.

Currently, we rely primarily on the revenues generated from our business of transporting and regasifying LNG.  Due to the lack of diversification in our lines of business, an adverse development in our LNG business, or in the LNG industry, generally would have a significant impact on our business, financial condition and results of operations and our ability to pay dividends to our shareholders.

We may incur losses if we are unable to expand into other areas of the LNG industry.

A principal component of our strategy is to expand profitably into other areas of the LNG industry beyond the traditional transportation of LNG.  Other than the recent FSRU conversions of the Golar Spirit and the Golar Winter, we have not been involved in FSRU or other LNG industry businesses and our expansion into these areas may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development.  Our ability to integrate vertically into upstream and downstream LNG activities depends materially on  our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

If there are substantial delays or cost overruns in completion of the modification of two of our vessels to FSRUs or if they do not meet certain performance requirements our earnings and financial condition could suffer.

In September 2007, we entered into time charter agreements with Petrobras which require the conversion of the Golar Spirit and the Golar Winter into FSRUs.  After their respective conversions, both the Golar Spirit and the Golar Winter will be chartered by Petrobras on 10-year time charters.  The Petrobras charters commence on the delivery of each of the vessels.  The Golar Spirit's FSRU conversion was completed and its charter commenced in July 2008.  The Golar Winter completed its FSRU conversion at the end of May 2009 and commenced its long-term charter in early July 2009, subject to the successful completion of performance test runs scheduled for the second half of July 2009.

In April 2008, we entered into a time charter with DUSUP which also requires conversion of the Golar Freeze into a FSRU.  The time charter is for a period of 10 years with a charterer's option to extend the charter for an additional five years.  The DUSUP charter will commence on the delivery of the vessel, which we expect in the second quarter of 2010.  We expect the FSRU conversion of the Golar Freeze to begin in September 2009.

While newbuilding FSRUs have been constructed in the past, the Golar Spirit is the world's first LNG carrier to have been retrofitted for FSRU service.  Due to the new and highly technical process, retrofitting an existing LNG carrier for FSRU service may only be performed by a limited number of contractors, thus, a change of contractors may result in higher costs or a significant delay to our existing delivery schedule.  Furthermore, the completion of the retrofitting of LNG carriers is subject to the risk of cost overrun.  Any delay in delivery to DUSUP would likely lead to us paying liquidated damages.  Any substantial delay in the conversion of our LNG vessels into FSRUs would result in our breach of the DUSUP time charter agreements, which may lead to their termination.  In addition, if the vessels do not meet the performance requirements under the charters, the charter rates could be adjusted downwards or the contracts cancelled.  The occurrence of any or a combination of the above risks would have a significant negative impact on our cash flows and earnings.

Our lack of experience in operating FSRUs could adversely affect our ability to operate profitably, expand our relationships with existing customers and obtain new customers.

We have limited experience in providing floating storage and regasification services, which are technically complicated.  In addition to the delivery of the Golar Spirit and commencement of its long-term charter with Petrobras in July 2008 and the delivery of the Golar Winter at the end of May 2009, which commenced its long-term charter in early July 2009, subject to the successful completion of performance test runs scheduled for the second half of July 2009, we expect delivery of the Golar Freeze in the second quarter of 2010.  As we have a limited history of providing floating storage regasification services, it is difficult to predict our management needs.  Accordingly, we may be required to increase the number of employees.  We will also have to operate our floating storage and regasification services in new locations and expand our customer base.  We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations and financial condition.

An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses and drydock capital expenditure depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry.  Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns.  These may increase vessel operating and drydocking costs further.  If costs continue to rise, they could materially and adversely affect our results of operations.

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

In addition, the Golar Spirit and Golar Winter are employed by Petrobras in Brazil.  As a result, we are required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law.  Any inability to attract and retain qualified Brazilian crew members could adversely affect our business, results of operations and financial condition.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

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

In addition, LNG facilities, shipyards, vessels (including conventional LNG carriers and FSRUs), pipelines and gas fields could be targets of future terrorist attacks or piracy.  Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG to or from certain locations.  Terrorist attacks, war or other events beyond our control that adversely affect the production, storage, transportation or regasification of LNG to be shipped or processed by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

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

If the ownership interest in us controlled by John Fredriksen, our chairman, and his affiliated entities falls below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur.  Similarly, if we were to be in any other form of default which we could not remedy, such as payment default, our lessors, having legal title to our leased vessels, or our lenders, who have mortgages over some of our vessels, could be entitled to sell our vessels in order to repay our debt and or lease liabilities.

Covenants in our loan and lease agreements may effectively prevent us from paying dividends should our board of directors wish to do so and may require us to obtain permission from our lenders and lessors to engage in some other corporate actions.  Our lenders' and lessors' interests may be different from those of our shareholders and we cannot guarantee investors that we will be able to obtain our lenders' and lessors' permission when needed.  This may adversely affect our earnings and prevent us from taking actions that could be in our shareholders' best interests.  As of March 31, 2009, we were in compliance with all of the covenants contained in our loan and lease agreements.

If we do not maintain the financial ratios contained in our loan and lease agreements or we are in any other form of default such as payment default, we could face acceleration of the due date of our debt and the loss of our vessels.

Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders' equity, minimum loan to value clauses and debt service coverage ratios.  Although we currently comply with these requirements if we were to fall below these levels we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.  Our ability to comply with covenants and restrictions contained in our loan and lease agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions.  If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.  If restrictions, covenants, ratios or tests in our debt instruments are breached, a significant portion of the obligations may become immediately due and payable.  In the event we enter into waiver agreements with our lenders for covenant breaches, such waiver agreements may result in a significant increase in our debt cost.  We may not have, or be able to obtain, sufficient funds to make these accelerated payments and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.  In addition, obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels.

We may not be able to obtain financing to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and our ability to pay dividends.

We have recently converted two of our existing LNG carriers into FSRUs and we have remaining contractual obligations of approximately $80 million in respect of converting the Golar Freeze into an FSRU.  In June 2009, we entered into an $80 million revolving credit facility with World Shipholding Ltd., or World Shipholding, a company indirectly controlled by our Chairman, John Fredriksen, to provide us with short-term bridge financing.  All amounts due under the facility must be repaid within two years from the date of the first draw down.  If we are not able to raise long-term financing prior to expiry of this facility we will be in default under the World Shipholding revolving credit facility, which may also cause cross default in respect of our other debt.

In order to fund future FSRUs, liquefaction projects, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities.  Use of cash from operations may reduce the amount of cash available for dividend distributions.  Our ability to obtain bank financing or to access the capital markets for any future debt or equity offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.  Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends.  The issuance of additional equity securities would dilute your interest in our Company and reduce dividends payable to you.  Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability pay dividends.

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

Eight of our vessels are financed by U.K. tax leases.  In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate one or both of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the U.K. vessel lessors.  Any additional payments could adversely affect our earnings and financial position.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately £41 million British pounds, or GBP).

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt and lease agreements.  As of December 31, 2008, our net indebtedness (including loan debt, capital lease obligations, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $943.3 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity and minority interest) was 0.66.

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

An increase in interest rates could materially and adversely affect our financial performance.

As of December 31, 2008, we had a total long-term debt and net capital lease obligations (net of restricted cash) outstanding of $1,010.7 million.  As of March 31, 2009, we had a total long-term debt and net capital lease obligations of $1,030.3 million of which currently $234.8 million is exposed to a floating rate of interest.  We also use interest rate swaps to manage interest rate risk.  As of March 31, 2009, our interest rate swap arrangements effectively fix the interest rate exposure on $795.4 million of floating rate bank debt and capital lease obligation.  If interest rates rise significantly, our results of operations could be materially and adversely affected.  Increases and decreases in interest rates will affect the cost of floating rate debt but may also affect the mark-to-market valuation of interest rate swaps which will also affect our results.  Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements is hedged to a large extent.  However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  This is because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt exposed to a floating rate of interest, which as of March 31, 2009 was $234.8 million, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter.  Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, GBPs, Euros, Norwegian Krone and Singapore Dollars.  If the U.S. Dollar weakens significantly, we would be required to convert more U.S. dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.

We are exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBP, in relation to our administrative office in the U.K., operating expenses incurred in a variety of foreign currencies including Euros and Singapore Dollars, among others, in respect of our FSRU conversion contracts. If the U.S. Dollar weakens significantly this could increase our expenses and therefore could have a negative effect to our financial results.

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

Eight of our vessels are financed by U.K. tax leases, seven of which are denominated in GBPs.  The majority of our GBP capital lease obligations are hedged by GBP cash deposits securing the lease obligations or by currency swap.  However, these are not perfect hedges and a significant strengthening of the U.S. Dollar could give rise to an increase in our financial expenses and could materially affect our financial results (See Item 11- Foreign currency risk).

We have invested $8.6 million in an Australian listed company, Liquefied Natural Gas Limited.  We may lose some or all of this investment.

The value of our investment in Liquefied Natural Gas Limited, or LNGL, may be impacted by many factors, including LNGL's future financial results, the general stock market movements in the Australian stock exchange and other events over which we have no control.  We may lose some or all of our investment in LNGL.

Exposure to equity price risk in our shares and in the shares of other companies could adversely affect our financial results.

As a result of our holding of treasury shares and an equity swap (or total return swap) in our own securities, as of July 10, 2009 we are effectively exposed to the movement in our share price in respect of 350,000 treasury shares and 300,000 shares under the equity swap.  Should the price of our shares fall materially below the level at which the shares were acquired, the equity swap mark-to-market valuations could adversely affect our results.

In addition to the above equity swap transactions indexed to our own securities, from time to time we may also enter into short-term equity swap arrangements indexed against other companies.   As of July 10, 2009, we are exposed to the movement in the share price of 12,973,000 shares in Arrow Energy Limited, a company listed on the Australian stock exchange.

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

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year.  In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation.  We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences.  Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock.  Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the United States federal income tax consequences if we were to be treated as a PFIC.

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

In February 2009, our board of directors suspended the declaration and payment of dividends to stockholders to increase cash flow and strengthen the balance sheet for near-term project opportunities.

Risks Related to the LNG Shipping and FSRU Industry

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

If our vessels suffer damage, they may need to be repaired.  The costs of vessel repairs are unpredictable and can be substantial.  We may have to pay repair costs that our insurance policies do not cover.  The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.  If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows weaken our financial condition and negatively affect our ability to pay dividends.

The recent global financial crisis could negatively impact our business.

Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and difficulties characterized by the bankruptcy, failure, or sale of various financial institutions.  The ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in the credit markets, a low level of liquidity in financial markets, and volatility in credit and equity markets.  This financial crisis may negatively impact our business and financial condition in ways that we currently cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by the financial crisis may cause our customers and governments to defer projects in response to tighter credit, decreased cash availability and declining customer confidence which may negatively impact the demand for our services.  The recent tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.  Furthermore, a further decline in our share price or significant adverse change in market conditions could require us to take a further material impairment charge related to our long-term assets.

Decreases in charter rates for LNG carriers and FSRUs when we are seeking to re-deploy our vessels may adversely affect our earnings.

Charter rates for LNG carriers and FSRUs fluctuate over time as a result of changes in the supply-demand balance relating to current and future LNG capacity.  This supply-demand relationship largely depends on a number of factors outside our control.  The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict.  A substantial or extended decline in natural gas prices could adversely affect our charter business as well as our business opportunities.  Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

We may incur significant liability that would increase our expenses if any of our LNG carriers or FSRUs discharged fuel oil (bunkers) into the environment.

International environmental conventions, laws and regulations, including United States' federal laws, apply to our LNG carriers and FSRUs.  If any of the vessels that we own or operate were to discharge fuel oil into the environment, we could face claims under these conventions, laws and regulations.  We must also carry evidence of financial responsibility for our vessels under these regulations.  United States law also permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and a number of states have enacted legislation providing for unlimited liability for oil spills.

Any future changes to the laws and regulations governing LNG carrier and FSRU vessels could increase our expenses to remain in compliance.

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

If we are in default of certain obligations, such as those to our crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels.  In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings.  In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.  The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted.  Under some of our present charters, if the vessel is arrested or detained for as few as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

Growth of the LNG market may be limited by infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers.  Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars.  Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including FSRUs, or disrupt the supply of LNG, including:

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

John Fredriksen, our chairman, and his affiliated entities beneficially own 46.17% of our outstanding common shares.  As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Fluctuations in the price and volume of shares of listed companies generally could result in the volatility of our share price.

Generally, stock markets have recently experienced extensive price and volume fluctuations, and the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our share price has been subject to significant volatility.  Since September 30, 2008, the closing market price of our common shares on the NASDAQ has ranged from a high of $13.04 per share on October 1, 2008 to a low of $2.63 per share on March 9, 2009, largely reflecting the market for shares such as ours.  As of June 30, 2009, our share price was $8.55.  The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares that you may have purchased at a price greater than or equal to its original purchase price.

Investors may experience significant dilution as a result of our intended corporate restructuring.

Our intended corporate restructuring, which we expect to complete in the near future, will result in the dilution of your ownership interest in us.  We intend to transfer eight of our vessels, a 50% equity interest in an additional vessel, one chartered-in vessel and certain other assets and contractual arrangements to a new wholly-owned subsidiary, or Subsidiary.  Following this restructuring we intend to sell a minority interest in the Subsidiary to raise equity proceeds in privately negotiated transactions which we expect will complete in the near future.  We may also endeavour to list the Subsidiary on a national exchange.  Please read the section of this annual report entitled Item 4B, "Business Overview – Our Business Strategy" for further information on our intended corporate restructuring.

The corporate restructuring, including the privately negotiated transactions and the potential exchange listing may have the following effects:

•
Following the corporate restructuring you will hold an indirect ownership interest in the Subsidiary. Your ownership interest will be diluted by the amount our ownership interest is reduced in the Subsidiary.  Because we may sell shares of the Subsidiary in privately negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant.  Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the equivalent price at which they invested.

•	The Subsidiary may issue additional common shares or we may sell all or part of our holdings in the Subsidiary further diluting your indirect ownership interest in the Subsidiary.

•	Conflicts of interest may arise between the minority shareholders and us, the majority shareholder.

•	The amount of cash available for paying dividends may decrease.

•	The market price of our common shares may decrease.

We may raise further equity capital from the market and in privately negotiated transactions.  The effect of this may be to depress our share price and dilute our shareholders' investment.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.      History and Development of the Company

We are a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects.  As of July 10, 2009, our fleet consisted of 13 vessels and a 50% equity interest in a LNG carrier.  We lease eight vessels under long-term financial leases, we own three vessels including a 60% interest in the Golar Mazo through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company and we chartered-in one vessel under a short-term charter.  Five of our vessels are currently contracted under long-term charters and three vessels are in medium-term, five-year market related charter contracts with Shell.  In addition, we have entered into two, 10-year charters for two of our LNG carriers upon the completion of their conversion to FSRUs.  We took delivery of the Golar Winter at the end of May 2009, which commenced its long-term charter in early July 2009, subject to the successful completion of performance test runs scheduled for the second half of July 2009.  We expect delivery of the Golar Freeze in the second quarter of 2010, which is scheduled to commence its long-term charter following its delivery to us. We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  Our telephone number at that address is +1 (441) 295-4705.  Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom.

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding Ltd., a company indirectly controlled by John Fredriksen, our chairman and president acquired Osprey, which was then delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and on Nasdaq in December 2002.  World Shipholding currently owns 46.17% of our issued and outstanding common shares.

Since May 2001, our primary acquisitions and capital expenditures have been in connection with the construction of seven newbuildings and FSRU conversions.  During the three years ended December 31, 2008, we invested $242 million in our newbuildings, principally purchase installments and took delivery of two vessels.  In addition, in 2008, we purchased the Golar Arctic for the purchase price of $185 million from Shell and sold the Golar Frost to OLT Offshore Toscana S.p.A, or OLT-O, in July 2008, recognizing a gain of $78.1 million in the period.

During 2007 and 2008, we entered into time charter agreements which require the conversion of three LNG carriers the Golar Spirit, Golar Winter and the Golar Freeze into FSRUs.  We entered into 10-year time charter agreements with Petrobras for the Golar Spirit and the Golar Winter and with DUSUP for the Golar Freeze, commencing upon delivery of each of these vessels.  Employment of the Golar Spirit commenced in July 2008, the Golar Winter commenced its long-term charter in early July 2009, subject to the successful completion of performance tests scheduled for the second half of July 2009 and we expect delivery of the Golar Freeze to us in the second quarter of 2010.  For the three years ended December 31, 2008, we invested $200.9 million in our vessels and equipment, primarily in the FSRU conversion of these three vessels.

During the three years ended December 31, 2008, we invested a total of $44.2 million to acquire interests in a number of companies, principally:

•
In July 2008, we invested an initial sum of $22.0 million in a (50:50) Dutch Antilles incorporated joint venture named Bluewater Gandria N.V., or Bluewater Gandria, with Bluewater Energy Services B.V., or Bluewater, formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  The initial equity investment was used to acquire a 1977 built LNG carrier, the Gandria, for conversion and use as a FSRU.

•
In 2006, we purchased 23 million shares in LNGL, an Australian publicly listed company, for a consideration of $8.6 million, making us LNGL's largest shareholder.  As of December 31, 2008, we had a 16% interest.

•
In November 2006, we invested $5.0 million to purchase a 20% interest in OLT-O, an Italian unincorporated company involved in the construction, development, operation and maintenance of a FSRU.  As of December 31, 2008, we had a 2.7% interest.

During 2007, we disposed of our entire interest in Korea Line Corporation, or Korea Line, a Korean shipping company listed on the Korean stock exchange, which we had acquired during 2003 and 2004 at a cost of $34.1 million, which resulted in an aggregate gain of $73.6 million.

B.      Business Overview

We are a leading independent owner and operator of LNG carriers and FSRUs.  As of July 2009, we have a fleet of 13 LNG carriers, two of which have been converted into FSRUs plus another one which is about to undergo a similar conversion, and a 50% equity interest in a LNG carrier.  We are seeking to further develop our business in other mid-stream areas of the LNG supply chain other than shipping, in particular innovative LNG solutions such as FSRUs, floating LNG production and liquefaction projects.

The Natural Gas Industry

Natural gas is one of the world's fastest growing energy sources and its growth is expected to continue for the next 20 years.  Already responsible for just over 23% of the world's energy supply, the International Energy Agency, or IEA, has predicted that LNG (currently providing c.28% of total global gas trade) will provide for around 45% of the global supply growth of natural gas up to 2010.  According to the IEA new gas fired power plants are expected to provide a substantial part of this incremental demand.

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

•
Significant Natural Gas Reserves:  Approximately half of the world's remaining hydrocarbon reserves are natural gas.  As of end of 2007 reserves of natural gas were estimated at approximately 6.26 trillion cubic feet (tcf) or more than 60 times the 100 tcf of natural gas produced worldwide in 2004.

•
Emerging economies:  Projected average increases in emerging economies consumption of natural gas of up to 4.1% per year up to 2025 has recently been forecast by the IEA as compared to 2.3% per annum average growth for transitional economies and 0.6% per annum for mature economies.

The LNG Industry

Overview

LNG is liquefied natural gas, produced by cooling natural gas to –163°C (-256° Fahrenheit), or just below the boiling point of LNG's main constituent, methane.  LNG is produced in liquefaction plants situated around the globe near gas deposits.  In its liquefied state, LNG occupies approximately 1/600th the volume of its gaseous state.  Liquefaction makes it possible to transport natural gas efficiently and safely by sea in specialized vessels known as LNG carriers.  LNG is stored at atmospheric pressure in cryogenic tanks.  LNG is converted back to natural gas in regasification plants by raising its temperature.

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

In 2008, world LNG Trade involved 93 "flows" (i.e. country to country trades), of which 17 were new.

Production

There are three major regional areas that supply LNG.  These are (i) Southeast Asia, including Australia, Malaysia, Brunei and Indonesia, and under construction in Russia  (ii) the Middle East, including Qatar, Oman and United Arab Emirates, with facilities under construction in Yemen, and (iii) the Atlantic Basin countries, including Algeria, Egypt, Equatorial Guinea, Libya, Nigeria, Norway and Trinidad with facilities under construction in Angola.  For the first time, South America will enter into the LNG industry when Peru completes construction of a LNG project next year.  The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.  At the end of 2008 there were 20 liquefaction facilities in operation in 15 countries.

Consumption

The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, South Korea, Taiwan and China; and Europe, specifically Spain, France, Italy, Belgium and Turkey.  In 2008, East Asia (including China) accounted for approximately 63% of the global LNG market even though year-on-year LNG demand growth is forecast to slow in 2009 from 2.8% in 2008 and 9.9% in 2007.  According to World Gas Intelligence, Global LNG exports for the first two months of 2009 show an annualized decline of c.10.7 metric ton (Mt) giving an expected export total of c.162 Mt for all of 2009, a decline of just over 6% from 2008. 2008 saw a fall of some 55% in North American LNG imports to 7.28Mt but with a forecast rise in 2009 of over 20%.  Eight LNG import terminals operate in the United States, namely; Lake Charles, Louisiana, Boston, Massachusetts, Elba Island, Georgia, Cove Point, Maryland, Freeport, Sabine Pass and the offshore terminals, Gulf Gateway and Northeast Gateway.  In addition Costa Azul in Baja California, Mexico provides gas to Southern California.  Expansion plans exist for the Lake Charles (up to 1.8 bcf/day), Elba Island (up to 1.7 bcf/day) and Cove Point (1.8 bcf/day) facilities.  In addition four new terminals have commenced construction with many more terminals under consideration.  However, it is unlikely that the majority of these plants will be constructed, due to demand, cost and environmental restrictions.

Argentina became the first Latin American country to import LNG in June 2008 via its Bahia Blanca Gasport terminal followed by Brazil via our converted LNG Carrier the Golar Spirit, which discharged LNG into the Petrobras gas network in Pecem in January of this year.

There are currently 20 LNG importing countries with more than 60 importing terminals.  In 2008, Japan and South Korea remained the two largest importers of LNG, accounting for approximately 56% of the aggregate world LNG imports.  Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

The LNG Fleet

As of the end of June 2009, the world LNG carrier fleet consisted of 320 LNG carriers (including 12 FSRUs and Regasification Vessels, or RVs) with a total capacity of greater than 44.5 million cubic meters. Currently there are orders for around 63 (of all sizes) new LNG carriers (including 8 FSRU, RV vessels and Production units) with expected delivery dates through to end 2011.

The current 'standard' size for LNG carriers is approximately 155,000 cbm, up from 125,000 cbm during the 1970's.  To assist with transportation unit cost reduction the average size of vessels is rising steadily and we have now seen the first deliveries of Q Max LNG Vessels of up to 266,000 cbm. There are also some smaller LNG carriers, mainly built for dedicated short distance trades.  The cost of LNG carriers has fluctuated from $280 million in the early 1990s to approximately $230-$240 million for the most recently ordered current standard size depending on the mode of propulsion.

LNG carriers are designed for an economic life of approximately 40 years.  Therefore all but a very few of the LNG carriers built in the 1970s still actively trade.  In recent contract renewals, LNG vessels have been placed under time charters with terms surpassing their 40th anniversaries, which demonstrate the economic life for such older vessels.  As a result, limited scrapping of LNG carriers has occurred or is likely to occur in the near future.  In view of the fact that LNG is clean and non-corrosive when compared to other products such as oil and given that more has tended to be spent on maintenance of LNG vessels than oil tankers, the pressure to phase out older vessels has been much less than for crude oil tankers.  We cannot, however, say that such pressure will not begin to build in the future.

While there are a number of different types of LNG vessels and "containment systems," there are two dominant containment systems in use today:

•
The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt.  In this system, the tank and the hull of the vessel are two separate structures.

•
The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity.  In this system, the ship's hull directly supports the pressure of the LNG cargo.

Illustrations of these systems are included below:

Moss System	Membrane System

Of the current LNG vessels, including newbuildings on order, 66% employ the membrane containment system, 30% employ the Moss system and the remaining 4% employ other systems.  Approximately 80% of newbuilds on order have employed the membrane containment system, primarily because it most efficiently utilizes the entire volume of a ship's hull.

The maximum worldwide production capacity for LNG carriers is in the region of 40 ships a year after the rapid expansion of production facilities over the past five years, particularly in Korea.  The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both.  The construction period for an LNG carrier is approximately 28-34 months.  However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is 2012.  Any new project/trade with LNG vessel demand before then will have to rely on existing or ordered vessels until potential new orders can be delivered.

LNG Regasification Terminals

There are over 70 LNG regasification terminals operating in 20 countries.  High natural gas prices and global economic growth has stimulated growth in LNG production and trade, as well as the necessary expansion of regasification infrastructure.  Many existing regasification terminals have considered or are currently in the process of capacity expansions.  Global regasification capacity is expected to grow by more than twice the rate of LNG supplies to 2010 resulting in a structural surplus.  By 2010, global LNG regasification is forecasted to be 544 MTA while global liquefaction capacity is forecasted to be 255 MTA.  Most of the LNG regasification terminals presently in operation, and most of those currently under development, are onshore facilities.  Many of these terminals are in heavily populated regions and environmentally sensitive coastal areas, which face significant opposition from a range of government, community, and environmental groups.  In many instances, this opposition has caused lengthy and costly delays in obtaining permits and the ultimate completion of these LNG regasification terminals.  Additionally, when an importing region's natural gas demand is seasonal, onshore regasification terminals are more likely to increase the average cost of LNG in periods of greater demand to financially compensate for when an onshore terminal sits underutilized during periods of low demand.

Floating Regasification Terminals

In response to the limitations and political difficulties faced by onshore land-based terminals, many LNG importers around the world are exploring on-shore and offshore floating LNG regasification terminals as a cost effective and politically attractive alternative to land based onshore facilities.

FSRUs offer significant advantages because they may be employed in virtually any water depth, greatly increasing the number of locations where they may operate.  In contrast to onshore terminals and gravity based structures, or GBSs, FSRUs are mobile and may also serve as conventional LNG carriers during periods of low demand and underutilization.  FSRUs are significantly faster to build and, in most cases, less expensive than equivalent onshore or GBS facilities.  Finally, in regions with political unrest or terrorism, the offshore location and the mobility of the FSRU provides safety to the crew and cargo.

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

Compared to onshore terminals, FSRUs and other offshore LNG solutions are in the early stages of commercialization.  Several companies such as Golar, Exmar SA, Excelerate Energy and Höegh LNG are actively pursuing and marketing FSRU terminals to LNG importers around the world.  Golar is the first company to enter into an agreement for the long-term employment of a FSRU with a LNG importer.  Golar's first FSRU has been delivered to Petrobras and successfully completed start-up testing in January 2009.  Golar's second FSRU, Golar Winter, completed its FSRU conversion at the end of May, 2009 and commenced its long-term charter with Petrobras in early July 2009, subject to the successful completion of performance tests scheduled for the second half of July 2009.  Golar's third FSRU commitment, the Golar Freeze, is scheduled for delivery to DUSUP in the second quarter of 2010.  We believe several other LNG shipping companies are currently evaluating the costs and the technology of FSRUs, but none have entered the commercial market.

We believe, based on the FSRU commitments earned to date and strong market inquiry that FSRUs are viewed as an accepted means of LNG regasification and storage, particularly in locations where political or environmental concerns may prevent onshore facilities or in locations where the demand for LNG is for small to mid scale LNG import projects or seasonal.

Competition – LNG carriers and FSRUs

While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.  Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

While we believe that we are the only independent LNG carrier and FSRU owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction including BW Gas ASA (Norway), Exmar S.A. (Belgium), Teekay LNG Partners, L.P and Höegh LNG.  Three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, which traditionally provided LNG shipping services exclusively to Japanese LNG companies, are now aggressively competing in western markets.  In addition, new competitors that have recently entered the LNG shipping market include Maran Navigation of Greece, A P Moller of Denmark, Overseas Shipholding Group of USA and Pronav ship management.  There are other owners who may also attempt to participate in the LNG market if possible.

In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell, BP, and BG own LNG carriers and intermittently contract for the construction of new LNG carriers.  National gas and shipping companies also have large fleets of LNG vessels which have and will likely continue to expand.  These include Malaysian International shipping Company, or MISC, National Gas Shipping Company (Abu Dhabi) and Qatar Gas Transport Company, or Nakilat.

FSRUs are in an early stage of their commercial development and thus there is less competition than the more mature commercial market of LNG carriers.  However, interest in the sector is expected to increase.  Currently, Golar, Exmar, Excelerate Energy, Höegh LNG and MISC Berhad are among the few companies actively competing for FSRU projects.

Our Business Strategy

Our strategy is to grow our business and to maximize returns to our shareholders while providing safe, reliable and efficient LNG shipping and FSRU service to our customers.  In addition, we are developing opportunities to diversify into other areas of the mid-stream LNG supply chain to enhance our margins.

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

We have recently delivered the world's first FSRU, converted from a LNG carrier, and intend to take advantage of our position in this relatively new market, as well as our LNG experience and our shipping assets to grow our FSRU business.

In furtherance of our strategy to grow our business and maximise returns for our shareholders we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping assets and over 30 years of industry experience can add value.  We believe we can achieve this aim while at the same time diversifying our sources of income and thereby strengthen the Company.

Currently, we are investing in both established LNG operations and technologies, and newly developing technologies, such as floating regasification operations and floating LNG production.  We expect to continue our focus on floating LNG solutions and related shipping services as a major area for our business development.

We have also recently announced our intention to restructure our Company to create a new subsidiary group which will concentrate on project and assets development and short-term business.  Our long-term contracted business and assets will remain with us thereby creating one entity focused on long-term cash generating assets and the other focused on project development and shorter term business.

Specific projects we are actively pursuing include the following:

We have entered into time charter agreements with Petrobras in respect of the Golar Spirit and the Golar Winter and with DUSUP in respect of the Golar Freeze, which requires the conversion of these vessels into FSRUs.  All three FSRUs will be chartered by Petrobras or DUSUP for 10-year periods, with options to extend the charter for up to an additional five years. The Golar Spirit completed its conversion in June 2008 and was delivered to Petrobras in July 2008.  The Golar Winter completed its conversion at the end of May 2009 and commenced its long-term charter with Petrobras in early July 2009, subject to the successful completion of performance tests scheduled for the end of July 2009.  The charter for the Golar Freeze is scheduled to commence upon completion of its conversion, which we expect in the second quarter of 2010.  We are actively pursuing several other similar project opportunities, which include the provision of technical marine and LNG expertise for other technically innovative projects.

In April 2006, we entered into an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches.  We purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million and the second tranche of the balance of the shares in June 2006, at a cost of $3.5 million.  We currently hold a 13.6% ownership interest in LNGL.  LNGL is a company focused on developing LNG liquefaction projects acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. We intend to participate in LNGL's projects, as a buyer of LNG and a provider of shipping requirements.  In February 2009, we announced our entry into a preliminary agreement relating to our 40% participation in the Gladstone LNG project.  We expect the other project participants to be LNGL (40%) and Arrow Energy Limited (20%).  We have also agreed to provide certain equity funding support to LNGL.  The current estimated development cost for the LNG facility is approximately $500 million, with commencement of production expected in 2012.  We have limited financial commitments before we decide to invest in the Gladstone LNG project.  We expect to make an investment decision by the end of 2009.

In August 2008, we signed an agreement with PTTEP of Thailand for the purpose of jointly developing Floating LNG production (FLNG) opportunities.  Both companies have identified the FLNG business opportunity that now exists and believe their complementary capabilities provide a strong platform for commercial growth.  The agreement signed provides for the joint pursuit of projects on a worldwide basis with both companies sharing in the risks and rewards of developing FLNG opportunities.  The joint approach is not tied to any particular technology or gas reservoir but rather recognizes that a range of technologies and gas reservoirs exists and believes that a flexible "field first approach" is the most appropriate strategic and commercial approach to FLNG.  In a field first approach, the technology is tailored to the specific characteristics of the gas reservoir.  It is the intention of both companies to move quickly and decisively with the objective of developing a portfolio of FLNG opportunities over time.

In June 2009, we signed an agreement with PTTEP to jointly enter into Front End Engineering and Design (FEED) studies for a proposed Australian FLNG project located in North West Australia.  Agreement in principle has also been reached on the commercial structuring of the Australian FLNG project which provides that we participate in the gas value chain on a 50:50 basis with PTTEP.  It is intended that we will farm into the gas reserves held by PTTEP resulting from its recent acquisition of Coogee Resources Limited.

Since June 2002, we have been involved in an Italian offshore floating storage and regasification project off the coast of Livorno, Italy.  In February 2006, the project company OLT-O was advised that the government decree approving the terminal had been granted.  In November 2006, we acquired 20% of shares in OLT-O, at a cost of $5 million.  In December 2007, we entered into an agreement with OLT-O for the sale of and conversion into a FSRU of the Golar Frost, for $231 million.  The sale of Golar Frost to the OLT-O joint venture was completed on July 2, 2008 and the vessel was immediately chartered back to us on a bareboat basis.  The vessel was redelivered back to OLT-O on May 27, 2009, to commence its conversion to a FSRU.  In March 2008, OLT-O signed a contract with Saipem S.p.A. for the conversion of the Golar Frost at a cost of €390 million (approximately $607 million) and also signed an agreement with SNAM RETE Gas for the construction of the pipeline connecting the terminal to the national grid.  In January 2008, the board of directors of OLT-O agreed a capital increase of €200 million (approximately $311 million).  We did not contribute to the capital increase and we have not committed to any further contributions.  The current shareholding position is Group Iride 46.79% (subdivided between Iride Mercato 41.71% and ASA Livorno 5.08%), E.ON Ruhrgas 46.79%,  OLT Energy 3.73% and Golar 2.69%.

In 2008, Golar and Bluewater formed a joint venture company Bluewater Gandria for the purposes of bidding to develop an offshore LNG FSRU opportunity with South Africa's national oil company, PetroSA.  In connection with this bid, Bluewater Gandria acquired the 1977 built Moss type 126,000 m3 LNG Carrier, Hoegh Gandria (renamed Gandria).  The vessel was intended to be used as the converted offshore FSRU.  The bid for the offshore LNG FSRU opportunity with PetroSA was not successful.  While the current status of the PetroSA tender is disappointing there remains a strong interest from many regions of the globe, particularly from the developing world where energy growth is strong, for employment of FSRUs as a means to gain rapid access to LNG.  Both Golar and Bluewater continue to pursue several emerging opportunities to develop an offshore FSRU project.

We own a 14.8% ownership interest in TORP Technology AS, or TORP, which we acquired in 2005 at a cost of $3 million.  We also have an option to use 33.4% of the capacity of TORP's offshore Alabama regasification terminal. TORP holds the rights to the HiLoad LNG Re-gasification and is planning to build an offshore LNG regasification terminal, which could be operational within 24 to 36 months from a final investment decision.  The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal.  The HiLoad LNG Re-gasification unit is equipped with standard regasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier.  The revised terminal design uses ambient air for heating the LNG, which reduces fuel costs.  On January 12, 2006, TORP filed an application for a permit to build an offshore LNG regasification terminal, to be located 60 miles off the Alabama coast.  In October 2008, TORP withdrew its application in order to alter the technology in line with advice received from the regulator.  In June 2009, TORP re-submitted to the U.S. Coast Guard its application for a license to build, own and operate the Bienville Offshore Energy Terminal for receipt and regasification of LNG.  The ultimate size of our potential investment has yet to be determined.

In December 2005, we signed a shareholders' agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services in respect of the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E., or ECGS, for the development of hydrocarbon business and in particular LNG related business.  We have 50% of the voting rights, a 45% economic interest in ECGS and we would share in 50% of ECGS's losses.  In 2008, the company established administrative offices in Cairo.  Additionally, our activities have been registered with EGAS and Egyptian General Petroleum Corporation, or EGPC, which allows for ECGS to participate and compete in EGAS and EGPC sponsored tenders.  The ultimate size of our potential investment has yet to be determined.

 We will consider the acquisition of new assets through third party acquisition or through newbuilding contracts to support our business expansion.

Our Competitive Strengths

We believe we have established ourselves as a leading independent owner and operator of LNG carriers and FSRUs. Listed below are what we believe to be our key competitive strengths:

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

•
Secure cash flow: 10 of our fleet of 13 vessels and a 50% equity interest in the Gandria are on, or are contracted to start, medium-term or long-term charters, which, provides a relatively secure and stable cash flow and a financial platform for us to grow and expand.

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

As discussed above we are considering strategic opportunities in other areas of the LNG industry.  To the extent we do expand into new businesses, there can be no assurance that we will be able to compete successfully in those areas.  Our new businesses may involve competitive factors and risks that differ from those in the carriage of LNG and may include participants that have greater financial strength and capital resources than us.

Customers

We receive a substantial majority of our revenue from long-term charter agreements with four customers, BG, Shell, Pertamina and Petrobras.

Since 1989, we have chartered vessels to Pertamina.  Our revenues from Pertamina were $37.1 million, $37.2 million and $61.9 million for the years ended 2008, 2007 and 2006, respectively, representing 16.2%, 16.6% and 25.8% of our revenues over the same period, respectively.  Pertamina currently charters one vessel from us.

Since 2000, we have chartered vessels to BG.  Our revenues from BG were $75.1 million, $84.9 million and $87.3 million for the years ended 2008, 2007 and 2006, respectively, representing 32.8%, 37.8% and 36.4% of our revenues over the same period, respectively.  BG currently charters four vessels from us.

Since 2006, we have chartered vessels to Shell.  Our revenues from Shell were $85.3 million, $58.8 million and $43.6 million for the years ended 2008, 2007 and 2006, respectively, representing 37.3%, 26.2% and 18.2% of our revenues over the same period, respectively.  We currently charter three vessels to Shell on five-year charters, which contain a variable charter hire rate which is tied to the spot market and two vessels on short-term charters.  These agreements represent a significant extension of our relationship base and an important strategic link with Shell, who is one of the oldest and largest operators in the LNG market.

Since July 2008, we have chartered a vessel to Petrobras under a 10-year charter.  We commenced a second FSRU charter in early July 2009.

We continue to develop relationships with the major players in the LNG industry, evidenced by our recent agreements with Petrobras for two 10-year FSRU time charters and DUSUP for one 10-year FSRU time charter.  Other commercial relationships we have developed include those with other customers Total, GDFSuez, RasGas Qatargas (Qatar), Petronet (India), Sonatrach (Algeria) and MISC (Malaysia).

Our Fleet

Current Fleet

As of July 10, 2009, we operated a fleet of 13 vessels and we have a 50% equity interest in another vessel. Our current fleet represents approximately 5.5% of the worldwide LNG carrier fleet (of vessels larger than 100,000 cbm) by number.  We lease eight LNG carriers under long-term financial leases, we own three vessels and we have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company.  We have also chartered-in one vessel on a short-term charter.

The following table lists the LNG carriers in our current fleet:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer		Current Charter Expiration	Charter Extension Options
Hilli	1975	125,000	MI	Moss	n/a	(1)
Gimi	1976	125,000	UK	Moss	BG		2010
Golar Freeze	1977	125,000	UK	Moss/FSRU(2)	Chartered to BG until June 2009. Thereafter chartered to DUSUP upon conversion to an FSRU which we expect to be completed in the second quarter of 2010.		2020	Terms extending up to 2025
Khannur	1977	125,000	UK	Moss	BG		2010
Golar Spirit	1981	128,000	MI	Moss/FSRU	Chartered to Petrobras as an FSRU.		2018	An three-year term and an additional two-year term
Golar Mazo (3)	2000	135,000	LIB	Moss	Pertamina		2017	Two additional five-year terms
Methane Princess	2003	138,000	UK	Membrane	BG		2024	Two additional five-year terms
Golar Winter	2004	138,000	MI	Membrane/ FSRU	Commenced its long-term charter with Petrobras as an FSRU in early July 2009, subject to the successful completion of performance test runs scheduled for the second half of July 2009.		2019
Gracilis	2005	140,000	MI	Membrane	Shell		2011
Grandis	2006	145,700	IOM	Membrane	Shell		2011
Granosa	2006	145,700	MI	Membrane	Shell		2011
Golar Arctic (formerly known as the Granatina)	2003	140,000	MI	Membrane	Spot Trading		n/a
Ebisu (4)	2008	145,000	BAH	Moss	Spot Trading		n/a
Gandria (5)	1977	126,000	NIS	Moss	n/a	(1)	n/a

Key to Flags:
LIB – Liberian, UK – United Kingdom, MI – Marshall Islands, IOM – Isle of Man , BAH – Bahamas, NIS – Norwegian

(1)	Currently, the Hilli and Gandria are layed-up in Labuan, Malaysia.
(2)
In 2008 we entered into an agreement to convert the Golar Freeze into a FSRU.  Following its delivery to us in the second quarter of 2010, the Golar Freeze is scheduled to commence a 10-year time charter with DUSUP.

(3)	We have a 60% ownership interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.

(4)	In October 2008, we chartered-in the Ebisu under a two-year time charter party.
(5)	In connection with our joint venture Bluewater Gandria we have a 50% equity interest in the Gandria with the remaining 50% owned by Bluewater.

Newbuildings

We have entered into newbuilding contracts for the delivery of seven LNG carriers since the beginning of 2001, six of which have already been delivered, the seventh newbuilding was sold for gross consideration of $92.5 million, realizing a profit of $41.0 million.  The sale was completed in March 2007.

The selection of and investment in newbuildings is a key strategic decision for us.  We believe that our experience in the shipping industry has equipped our board of directors and senior management with the ability to determine when to acquire options for newbuildings and when to order the construction of newbuildings and the scope of those constructions.  Our board of directors and senior management have established relationships with several shipyards, and this has enabled us to access the currently limited shipyard slots to build LNG carriers.

Our Charters

Our vessels transport LNG from various facilities around the world. Two of our vessels serve under long-term time charter arrangements, one serving routes between Indonesia and Taiwan, while the other is involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan.  A further three of our vessels are or will be operating on long-term charters providing FSRU services before end 2010 and a further three vessels are under charter to Shell and operate worldwide.  These charters generally provide us with stable income and cash flows.

Two of our current LNG carriers are approaching the end of a long-term time charter over the next two to three years while the Hilli and our 50% equity interest in the Gandria are currently layed-up in Labuan, Malaysia providing possible FSRU conversion opportunities.  The Golar Arctic, purchased from Shell in January 2008, is currently operating on the spot market and the Ebisu, our chartered-in vessel, recently finished its sub-charter to the North West Shelf Project.

Pertamina Charter. The Golar Mazo is chartered by Pertamina, the state-owned oil and gas company of Indonesia.  The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18-year time charter that expires at the end of 2017.  Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

Under the Pertamina charter, the operating and drydocking costs of the Golar Mazo are compensated by Pertamina on a cost pass-through basis.  Pertamina also pay for hire of the vessel during scheduled drydockings up to a specified number of days for every two to three year period.

BG Charters.  BG, through its subsidiaries, charters three of our vessels on long-term time charters.  These vessels, the Khannur, Gimi, (both approaching the end of their long-term commitments to BG) and the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan.  BG determines the trading routes of these vessels.  The Golar Freeze commenced a five–year charter with BG on March 31, 2003 and was redelivered to us in June 2009, as noted above.  The charters for both the Khannur and the Gimi will now expire in the last quarter of 2010.

Petrobras Charters: In September 2007, we entered into 10-year time charter agreements with Petrobras which required the conversion of the Golar Spirit and the Golar Winter into FSRUs.  The Petrobras charters commence on the delivery of each of the vessels. The Golar Spirit's FSRU conversion was completed and its charter commenced in July 2008.  The Golar Winter recently completed its FSRU conversion at the end of May 2009 and commenced its long-term charter in early July 2009, subject to the successful completion of performance tests scheduled for the end of July 2009.  The time charter employment for these vessels is covered by two contracts, a time charter party covering hire of the vessel payable in United States dollars and an operating and services agreement payable in Brazilian Reals.  These two agreements are interdependent and when combined have the same effect as the time charters for our LNG carriers.  Petrobras has the option to purchase the vessel(s) after the second anniversary of delivery to Petrobras and they also have the option to terminate the charter after the fifth anniversary of delivery to Petrobras for a termination fee.

Delivery for the Golar Winter is conditional upon certain performance requirements contained in the charter agreement.  Petrobras must commence inspection within 30 days of delivery.  If the vessel does not meet the required performance requirements and we are unable to repair the defects within a reasonable period of time, Petrobras has the right to accept delivery of the vessel and either pay us a reduced charter hire rate or terminate the charter.  If the vessel fails to pass the delivery tests, where such tests were commenced after the 30 day period, Petrobras may not terminate the charter and must allow us to make the requisite repairs.  Acceptance of the vessel occurs where the vessel meets or exceeds the required performance levels, or Petrobras fails to commence inspection within 30 days of delivery.

DUSUP Charter. In April 2008, we entered into a time charter with DUSUP which requires the conversion of the Golar Freeze into a FSRU.  The time charter is for a period of 10 years with a charterer's option to extend the charter for an additional five years.  The DUSUP charter will commence on the delivery of the vessel, which we expect in the second quarter of 2010.  DUSUP has an option to terminate the charter after the fifth anniversary of delivery to DUSUP upon payment of a termination fee.

In the event of the late delivery of the Golar Freeze, DUSUP has the right to receive compensation in the form of a full pass through of any liquidated damages received by us from our suppliers, including the shipyard.

Shell Charters. Shell currently charters three of our vessels on five-year charters. The rates we earn from these charters are market related, and therefore variable.  As with all our other charters we may suffer periods of off-hire when the vessel is unable to transport cargo, however there is also the possibility of periods when we will not receive charter hire, in the event that Shell have no requirement for a given vessel in a given period and cannot sub-charter it to a third party.  Although this structure effectively leaves the company open to market risk we believe that our utilization rate (i.e. the number of days for which we are paid hire in any given period) may be improved.  Shell's international gas and LNG trading structures afford significantly more opportunity to create and sustain ongoing vessel utilization than is available to a stand-alone shipping company.

The five-year charter periods on the respective vessels commenced in January 2006 for the Grandis, March 2006 for the Gracilis and June 2006 for the Granosa, and are each scheduled to terminate in 2011.  However, Shell has termination rights throughout the charter period.

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

Charter Renewal Options

Pertamina Charters.  Pertamina has the option to extend the charter of the Golar Mazo for up to 10-years by exercising the right to extend for one or two additional five-year periods.  Pertamina must give two years notice of any decision to extend.  The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension.

BG Charters.  BG has the option to extend the Methane Princess charter for two, five-year periods.

Petrobras Charters:  Petrobras has the option to extend the charter period for both vessels, the Golar Spirit and the Golar Winter for up to five years by exercising its right to extend for an initial two year term and then a further three year term.

DUSUP Charter:  DUSUP has the option to extend the charter of the Golar Freeze up to October 2025.

Golar Management Limited and Ship Management

Subsidiaries of Golar Management Limited (previously known as Golar Management (UK) Limited), or Golar Management, a wholly owned subsidiary of ours, operate eight of our vessels under long-term leases. Golar Management, which has offices in London and Oslo, also provides commercial, operational and technical support and supervision and accounting and treasury services to us.

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

Our three third party ship managers are Thome Ship Management (Singapore), Wilhelmsen Ship Management (Oslo) and STASCO (London).  Our decision to employ third party managers was primarily driven by our need to secure long-term high quality seafaring workforce for a growing fleet.  We recognized that external ship management companies have access to larger pools of officers that can be trained to become LNG officers. With the expansion of the global LNG fleet, a shortage of well-qualified officers is considered a significant threat to operators in this shipping segment.  Our decision was also influenced by our requirement to improve our technical teams' geographic coverage, given our fleet trade worldwide, and to be able to take advantage of economies and efficiencies of scale afforded by these managers.

Vessel Maintenance

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

An upgrading program to refurbish and modernize our 1970s built liquefied natural gas carriers was largely completed with the drydocking of Khannur in March 2005.  The Hilli, Gimi, Khannur and Golar Freeze have now all been fitted with, among other things, modern cargo monitoring and control equipment.  In addition these vessels are undergoing a ballast tank re-coating program while in service.  The completion of the ballast tank refurbishing program has been delayed somewhat but will now be completed by mid 2009.

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

Insurance

The operation of any vessel, including LNG carriers and FSRUs, has inherent risks.  These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities.  In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

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

The FSRUs are treated as vessels by our insurers and the term "vessel" also covers FSRUs in the following discussions.

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

For our two operating FSRUs we have, due to formulations in their Time Charter Party contracts, also placed under Comprehensive General Liability ("CGL") insurance.  This type of insurance is common for offshore operations and is additional to the P&L insurance.  Our cover under the CGL insurance is $150 million per unit.

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

All our third party Ship Managers are certified to the International Standards Organization (ISO) Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers.  This certification requires that the Company commit managerial resources to act on its environmental policy through an effective management system.

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

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO.  The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage.  Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk.  Each of our vessels is in compliance with the IGC and each of our newbuilding contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.  Non-compliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

In the wake of increased worldwide security concerns IMO did issue "The International Security Code for Ports and Ships" ("ISPS").  The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities.  Our Ship Managers have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the new ISPS Code.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with current Annex VI regulations.  Additional or new conventions, laws and regulations may be adopted that could require installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards that will enter into force on July 1, 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur oxide emission cap reduced initially from 4.50% to 3.50% beginning January 1, 2012 and then reduced progressively to 0.50%, by January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.  The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements.  The directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulphur by mass by any merchant vessel while at berth in any EU country and this will result in extra costs and modification of the fuel supply systems in our vessels.  Our initial investigation suggests that compliance can be achieved by investment in the  purchase of LS fuel and alteration of operating procedures.

Ballast Water Management Convention

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory ballast water management methods meeting specified performance requirements.  The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  At the end of 2007 only 10 countries, representing 3.6% of the world's gross tonnage, had ratified it.  This situation has not changed much through 2008.  With the entry into force mechanism it is difficult to foresee exactly when the new Convention will enter into force.  However, requirements for acceptable ballast water management methods have been given more exact dates.  The main impact of these requirements is that ballast water exchange will be phased out as an acceptable method for complying with the convention during a period of time from 2009 to 2016, depending on ballast water capacity and date of delivery of the vessel.  The existing Golar fleet of vessels are all constructed before 2009 and all have ballast capacity greater than 5,000 m3.  For that group of vessels (Reg. B-3.1.2) Ballast Water Exchange can continue until end 2015, thereafter it has to be replaced by Ballast Water Treatment (subject to the Convention having been entered into force).

Bunkers Convention / CLC State certificate

The International convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention, entered into force in State Parties to the Convention on November 21, 2008.  The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil.  The Convention make the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area.  Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force.  The State issued certificate must be carried on board at all times.

P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates.  All of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag.  The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Environmental Regulation—OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and clean up of oil spills.  OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States.  The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea.  Under OPA, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels.  These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war.  The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation).  Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties with respect to tankers over 3,000 gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively.  The Act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

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

Environmental Regulation—Other Regulations

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

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels.  In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act.  Although the DC Circuit denied the petition in June 2008, EPA then published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act.  Climate change initiatives will also be considered by the U.S. Congress in this session.  Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  In December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code.  The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
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

Our FSRUs are "classed" as vessels and have obtained the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation.  The reference to "vessels" in the following, also apply to our FSRUs.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies.  All of our vessels have been certified as being "in class."  The Golar Mazo and the Golar Arctic are certified by Lloyds Register, and our other vessels are each certified by Det norske Veritas, both are members of the International Association of Classification Societies.

In-House Inspections

Our ship managers carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with managers' reports.  The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.  Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

C.      Organizational Structure

See the section of this annual report entitled Item 19, "Exhibits - Exhibit 8.1" for a list of our significant subsidiaries.

D.      Property, Plant and Equipment

The Company's Vessels

For information on our fleet, please see the section of this item entitled "Our Fleet."

We do not own any interest in real property.  We sublease approximately 7,000 square feet of office space in London for our ship management operations.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview and Background

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this annual report entitled Item 3, "Key Information – Selected Financial Data," Item 4, "Information on the Company" and our audited financial statements and notes thereto.  Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion includes forward-looking statements based on assumptions about our future business.  Please read the section of this annual report entitled "Cautionary Statement Regarding Forward Looking Statements" for more information.  You should also review the section of this annual report entitled Item 3, "Key Information - Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements.

Market Overview and Trends

Our principal focus and expertise is the transportation, regasification and liquefaction of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects. As of July 2009, our fleet consisted of 13 vessels and a 50% equity interest in a LNG carrier.  A full fleet list is provided in Item 4.D, "Information on the Company - Our Fleet" showing the vessels that we currently own and charter-in.

Following the redelivery of the Golar Frost to OLT-O in May 2009, we currently have three vessels the Golar Arctic, the Ebisu, the Hilli and a fourth vessel, our 50% equity interest vessel, the Gandria, not committed to contracts for the balance of 2009.  Rates payable in this market may be uncertain and volatile.  The supply and demand balance for LNG carriers is also uncertain.  In the period from 2004, the excess supply of vessels over demand has negatively impacted our results and we expect this oversupply to continue during 2009 as LNG carriers continue to be delivered ahead of LNG production projects they were built for.  While we believe there could be up to a 30% increase in LNG production capacity during 2009 which would increase the worldwide LNG shipping requirement the fall in demand for natural gas worldwide due to the current economic climate and the subsequent fall in gas prices could have a negative impact on LNG shipping demand.  In addition we have in recent years observed a seasonal trend in rates with the rates earned in the summer months depressed compared with winter rates but we cannot be sure of the future development.  The earnings from our vessels on charter to Shell will also be impacted by the development of charter rates and demand in the spot market.  These factors could also influence the results of operations from spot market activities and the Shell charters beyond 2009.

Please see the section of this annual report entitled Item 4, "Information on the Company – Business Overview – the LNG industry" for further discussion of the LNG market in 2008 and 2009.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
The Golar Spirit, the Golar Winter and the Golar Freeze will be operated in a substantially different manner.  Until November 2006, the Golar Spirit operated under a long-term time charter with Pertamina, which generated $25.5 million of total operating revenue for the year ended December 31, 2006.  The Golar Spirit operated in the spot market under short-term time charters at significantly lower rates from November 2006 until October 2007.  In October 2007, the Golar Spirit entered the shipyard to undergo retrofitting for FSRU service, which completed in June 2008.  While in the shipyard, the Golar Spirit did not generate any revenue.  In July 2008, the Golar Spirit commenced FSRU service under its long-term charter with Petrobras.

The Golar Winter has operated in the spot market under short-term time charters since its delivery in 2004 until its entry into the shipyard for retrofitting for FSRU service in September 2008.  The Golar Winter completed its FSRU conversion and was redelivered from the shipyard at the end of May 2009.  Again while in the shipyard the Golar Winter did not generate any revenue.  In 2008, the Golar Winter generated $19.4 million of total operating revenue.

The Golar Freeze has operated under a long-term charter with BG since 2003, which expired in June 2009.  Following the end of its BG charter, it is expected to enter the shipyard for retrofitting for FSRU service in September 2009.  Upon delivery and acceptance by its charterer, the Golar Freeze will be operated as a FSRU under a 10-year time charter.

The Hilli operated under a long-term charter with BG until April 2008.  The vessel is currently in lay-up and we anticipate that in time we will convert the vessel to a FSRU.  In connection with this we have ordered some of the long lead time items required for the conversion.

We may retrofit other vessels for FSRU service in the future.  Please see our discussion in the section of this annual report entitled Item 4, "Information on the Company – Business Overview."

•
FSRU operating expenses will be higher than the operating expenses for LNG carriers and will increase our exposure to foreign exchange rates.  Our historical operating expenses reflect the operation of the Golar Spirit (until the commencement of its FSRU service in July 2008), the Golar Winter and the Golar Freeze as LNG carriers.  Following the completion of their retrofitting and operation as FSRUs, we expect to incur higher operating expenses on average with respect to their operation as FSRUs compared to conventional LNG vessels.  We expect these increased operating expenses to be offset by increased charter hire revenues.  In addition, the majority of our expenses and revenues have in the past been denominated in U.S. Dollars.  Under the Petrobras charters, we will incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we expect to have increased exposure to foreign exchange rates.

•
We expect continued inflationary pressure on crew costs.  Due to the specialized nature of operating LNG carriers and FSRUs, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will continue to experience increases.

•
We expect to incur additional Brazilian taxes in connection with our operation of the FSRUs in Brazil.  Our operation of the Golar Spirit and the Golar Winter will result in our being subject to Brazilian taxes on the revenue we receive under the operation and services agreement with Petrobras.  For the year ended December 31, 2008, we incurred $0.8 million of Brazilian taxes in connection with the commencement of the Golar Spirit FSRU charter in July 2008.

•
Sale of the Golar Frost to OLT Offshore LNG Toscana in 2008 and the immediate charter back of the vessel until the end of May 2009.  We sold the Golar Frost, for $231.0 million, recognizing a gain of $78.1 million in July 2008.  We immediately chartered back the vessel on a short-term time charter until its redelivery to OLT-O at the end of May 2009.

•	Investment in projects. We are continuing to invest in and develop our various projects, the costs we have incurred historically may not be indicative of future costs.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, including our ability to make delivery of the Golar Freeze on its scheduled delivery date;

•	whether Petrobras exercises its options to acquire the Golar Spirit or the Golar Winter and, if so, whether we can effectively redeploy the proceeds from any such exercise;

•	whether Petrobras exercises its option to terminate the Golar Spirit or the Golar Winter charters upon payment of a termination fee;

•	whether DUSUP exercises its option to terminate the Golar Freeze charter upon payment of a termination fee;

•	our ability to maintain good relationships with our five key existing customers (including Petrobras) and to increase the number of our customer relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this is the underlying demand and supply for natural gas and specifically LNG;

•	the success or failure of the LNG infrastructure projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	our ability to obtain debt financing in respect of our capital commitments in the current difficult credit markets;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our combined results of operations.  These factors include:

•	the hire rate earned by our vessels and unscheduled off-hire days;

•	non-utilization for vessels not subject to fixed rate charters;

•	pension and share option expense;

•	mark-to-market charges in interest rate, equity swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	the performance of our equity interests;

•	increased crewing costs; and

•	our level of debt and the related interest expense and amortization of principal.

Please see the section of this annual report entitled Item 3, "Key Information - Risk Factors" for a discussion of certain risks inherent in our business.

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

Time Charter Equivalent Earnings.  In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCE."  For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire.  Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE.  For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire.  TCE is a non-GAAP financial measure.  Please see the section of this annual report entitled Item 3, "Key Information - Selected Financial Data" for a reconciliation of TCE to our total operating revenues.

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

Administrative Expenses.  Administrative expenses are composed of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general administration expenses.  Included within administrative expenses are pension and share option expenses.  Pension expense includes costs associated with a defined benefit pension plan we maintain for some of our office-based employees (the U.K. Scheme).  Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.  Share option expense refers to the compensation cost for employee stock options granted in 2006 and later.

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or lease ships.  During a newbuilding construction or FSRU retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or vessel.  Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.  Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Other Financial Items.  Other financial items include financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate swap, foreign currency swap and equity swap derivatives and foreign exchange gains/losses.  The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.  Foreign exchange gains or losses arise primarily due to the retranslation of our capital lease obligations and the cash deposits securing those obligations that are denominated in GBP.  Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements.  Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations or if the leases are terminated.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen over the last three years, will continue to rise over the next few years.  LNG transportation is a specialized area and the number of vessels is increasing rapidly.  Therefore, there will be an increased demand for qualified crew, which has and will continue to put inflationary pressure on crew costs.  Only vessels on full cost pass through charters would be protected from any crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our charters:

•	The Golar Mazo's charter provides for operating cost and insurance cost pass-throughs and so we will be protected from the impact of the vast majority of such increases.

•
The Methane Princess' charter provides that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum, except for insurance, which is covered at cost.

•
Under the OSAs for both the Golar Spirit and the Golar Winter, the hire amounts are payable in Brazilian Reais.  The hire payable under the OSAs covers all vessel operating expenses, other than drydocking and insurance which are covered under the Time Charter Party.  The hire amounts payable under the OSAs were established between the parties at the time the charter was entered into and will be increased based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

Results of Operations

Our results for the years ended December 31, 2008, 2007 and 2006 were affected by several key factors:

•	the acquisition of the Golar Arctic (formerly known as the Granatina) in January 2008 and the delivery of two newbuildings, the Grandis in January 2006 and the Granosa in June 2006;

•	the gain on disposal of the Golar Frost in 2008 and our newbuilding DSME Hull 2244 in 2007, realizing a gain of $78.1 million and $41.1 million, respectively;

•
the disposal of our entire equity interest in Korea Line in 2007 resulting in an aggregate gain of $73.6 million and a corresponding decrease in its contribution to equity in net earnings of investees;

•
our vessels not on long-term charters affected by commercial waiting time.  During 2008, the Golar Frost (which was sold in July 2008, was immediately chartered back on a short-term time charter), Golar Winter and Golar Arctic all operated in the spot market; and the Hilli was in lay-up.  Also the three vessels on five-year charters with Shell; the Grandis, Gracilis and Granosa, ("Shell vessels") are subject to variable (market) charter rates and commercial waiting.  However, in March 2007, the Gracilis commenced a three-year sub charter at a fixed rate, as part of the Shell charter arrangement;

•	lease finance and arrangements that we have entered;

•
the movement in mark-to-market valuations of our derivative instruments and the impact of the adoption of hedge accounting, effective from October 1, 2008 for certain of our interest rate swap derivatives; and

•	share options expense.

The impact of these factors is discussed in more detail below.

Year ended December 31, 2008, compared with the year ended December 31, 2007

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2008	2007	Change	Change
Total operating revenues	228,779	224,674	4,105	2%
Voyage and charter-hire expenses	(33,126)	(10,763)	(22,363)	(208%)

The increase in total operating revenues in 2008 compared to 2007 can primarily be explained by:

•	the addition to the fleet of the Golar Arctic acquired in January 2008 and the charter-in of the Ebisu under a two year charter in October 2008;

•
the commencement of the Golar Spirit's 10-year charter with Petrobras in July 2008, pursuant to its redelivery from the shipyard on completion of its FSRU retrofitting in June 2008.  The Golar Spirit first entered the shipyard for conversion in October 2007.

Partially offset by a decline in operating revenues arising from:

•	off-hire time incurred by the Golar Winter upon entering the shipyard at the end of September 2008 for its FSRU retrofitting until its redelivery to us in May 2009;

•
an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up in 2008 (the Golar Frost, Golar Winter, Golar Arctic, the Ebisu and the Hilli), including our vessels operating under the Shell five-year charters subject to variable (market) charter rates and commercial waiting time (the Grandis, Granosa and Gracilis).  The total operating revenues generated by these vessels in 2008 were $103.9 million as compared to $139.4 million in 2007.

Voyage and charter-hire expenses, which largely relate to fuel costs associated with commercial waiting time and vessel positioning, increased by $22.4 million in 2008 compared to 2007, principally as a result of charter-hire expense for the charter-in of the Golar Frost and Ebisu in 2008, higher fuel costs and lower utilization.  While a vessel is on-hire, fuel costs are typically borne by the charterer, whereas during periods of commercial waiting time, fuel costs are borne by us.

	2008	2007	Change	Change
Calendar days less scheduled off-hire days	4,466	4,197	639	15%

Average daily TCE (to the closest $100)	$45,700	$51,000	$(5,300)	(10%)

Average daily TCE is calculated as $45,700 and $51,000 in 2008 and 2007, respectively.  The decrease in average daily TCE can be explained by the reasons described above, primarily the lower spot rates and utilization of the spot vessels and the vessels operating under the Shell five year charters.

The available trading days of our vessels trading in the spot market during 2008 and the vessels under the Shell five year charters was 2,640 and 2,190 days in 2008 and 2007, respectively.  Commercial waiting days in 2008 and 2007 were 26% and 20% of available trading days for these vessels, respectively.

Gain on sale of vessel/ newbuilding

(in thousands of $)	2008	2007	Change	Change
Gain on sale of vessel/ newbuilding	78,108	41,088	37,020	90%

In July 2008, we sold the Golar Frost to OLT-O for $231.0 million, recognizing a gain on sale of $78.1 million.

In February 2007, we sold our newbuilding DSME Hull 2244 to an unrelated third party for gross consideration of $92.5 million, resulting in a gain on sale of $41.1 million.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2008	2007	Change	Change
Vessel operating expenses	61,868	52,986	8,882	17%

Average daily vessel operating costs	12,793	12,097	696	6%

The increase in vessel operating expenses is mainly due to the addition of the Golar Arctic to our fleet in January 2008 and the rising cost of recruiting and retaining officers for the fleet.  In addition, from January 1, 2008 we changed the base currency of salaries paid to the majority of our seafaring officers from U.S. dollars to Euros.  Accordingly, the depreciation of the U.S. Dollar against the Euro has contributed significantly to the increase in vessel operating expenses.  Moving forwards a stronger U.S. Dollar is likely to reduce operating expenses.

It should be noted that during their period of retrofitting, vessel operating expenses for the Golar Spirit and Golar Winter that are not attributable to the retrofitting have been charged to the consolidated statement of operations.  The average daily operating expenses of our vessels for 2008 and 2007 were $12,793 and $12,097, respectively.  Average daily vessel operating expenses are calculated by dividing vessel costs by the number of calendar days.

Administrative Expenses

(in thousands of $)	2008	2007	Change	Change
Administrative expenses	17,815	18,645	(830)	(4%)

The decrease in administrative expenses in 2008 compared to 2007 was mainly due to:

•
a decrease of $2.9 million in the charge relating to employee share options. For further detail please see the section of this annual report entitled Item 18, "Consolidated Financial Statements: Note 26 – Share Capital and Share Options."

Partially offset by:

•	an increase of $0.9 million in salary and related expenses mainly due to the depreciation of GBP against the U.S. dollar, an increase in employee numbers and higher pension costs;

•
higher property related expenses, which increased by $0.5 million in 2008, arising from the relocation to new offices in London at the end of 2008.  This includes the effect of a provision for the rental costs of our former office space until the end of its lease in mid 2009; and

•	higher legal and professional costs mainly relating to a higher level of commercial activity.

Depreciation and Amortization

(in thousands of $)	2008	2007	Change	Change
Depreciation and amortization	62,005	60,163	1,842	3%

Depreciation and amortization has increased mainly due to the addition of the Golar Arctic to the fleet in January 2008 and the commencement of depreciation of the costs arising on completion of the Golar Spirit's FSRU retrofitting.  This increase was partially offset by the sale of the Golar Frost in July 2008 and the cessation of depreciation upon classification of the vessel as held-for-sale in March 2008.

Impairment and gain on long-lived assets

(in thousands of $)	2008	2007	Change	Change
Impairment of long-lived assets	110	2,345	(2,235)	(95%)
Gain on sale of long-lived assets	430	-	430	N/a

The impairment charge in 2008 and 2007 relates to parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts.  In mid 2008, we sold some of these parts recognizing a gain on sale of $0.4 million.  As of December 31, 2008, the total carrying value of the remaining equipment (net of the impairment provision) is $15.4 million.

Net Financial Expenses

(in thousands of $)	2008	2007	Change	Change
Interest income from capital lease restricted cash deposits	42,869	47,944	(5,075)	(11%)
Other interest income	2,959	6,962	(4,003)	(57%)
Interest Income	45,828	54,906	(9,078)	(17%)
Capital lease interest expense	(53,157)	(60,690)	7,533	12%
Other debt related interest expense	(43,332)	(51,646)	8,314	16%
Interest Expense	(96,489)	(112,336)	15,847	14%
Mark-to-market adjustments for interest swap derivatives	(30,459)	(13,689)	(16,770)	(123%)
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter lease related currency swap derivative	(7,964)	350	(8,314)	(2,375%)
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter lease related currency swap derivative)	(9,520)	-	(9,520)	N/a
Mark-to-market adjustments for equity swap derivatives including gain on termination	(8,748)	7,438	(16,186)	(218%)
Fixed-rate debt settlement costs	(8,998)	-	(8,998)	N/a
Finance transaction-related costs previously capitalized	(4,189)	-	(4,189)	N/a
Other than temporary impairment of available-for-sale securities	(1,871)	-	(1,871)	N/a
Other	(10,351)	(2,261)	(8,090)	(358%)
Other Financial Items, net	(82,100)	(8,162)	(73,938)	(906%)

Lease deposit interest income decreased by $5.1 million in 2008 compared to 2007 due to lower capital lease related restricted cash deposits following a reduction in our lessors' security requirements in recognition of the additional security afforded to the lessors from our entry into long-term charters with the respective vessel and the effect of the depreciation of GBP against the U.S. Dollar on interest income earned on our letters of credit, or LC deposits, denominated in GBP.

Capital lease interest expense decreased to $53.2 million in 2008 compared to $60.7 million in 2007 as a result of the effect of the depreciation of GBP against the U.S. Dollar on interest expense on our lease balances denominated in GBP.

The decrease in other debt related interest expense by $8.3 million was mainly driven by lower USD LIBOR interest rates partially offset by higher average debt levels of $980.6 million in 2008 compared to $961.4 million in 2007. This was due principally to the addition of the Golar Arctic $120 million loan facility; a net incremental increase of approximately $39 million (net of the fixed debt breakage costs of $9.0 million, but excluding the remaining $35 million not yet drawn as of December 31, 2008) arising under the refinancing with the new Golar LNG Partners revolving credit facility; offset by the repayment of the Golar Frost loan Facility in July 2008.

Mark-to-market adjustments for interest swap derivatives resulted in a loss of $30.5 million in 2008 compared to $13.7 million in 2007. This is mainly due to the decline in long-term swap rates. During 2008 we adopted hedge accounting for certain of our interest rate swaps, effective as of October 1, 2008. Accordingly, a further $26.0 million loss, which would have been recognized in current earnings have been accounted for as a movement in other comprehensive income.

Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction.  The loss in 2008 was mainly due to the appreciation of the U.S. Dollar against GBP.  Of the $8.0 million net foreign exchange loss in 2008, a loss of $51.0 million (2007: $2.7 million gain) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars).  The loss arose due to the appreciation of the U.S Dollar against the GBP during the year and represents an unrealized loss.  The gain on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $44.5 million (2007: $2.7 million loss).  This gain also represents an unrealized loss.

 Mark-to-market adjustments for currency swap derivatives resulting in a loss of $9.5 million (excluding the Winter lease related currency swaps as already discussed above) refers to currency forward contracts entered into in 2008 in connection with our various FSRU conversion projects.

Mark-to-market adjustments for equity swap derivatives resulting in a loss of $8.7 million in 2008 refers to equity swap, or Total Return Swap, transactions linked to our own shares and that of Arrow Energy Limited, a company listed on the Australian stock exchange, under short-term arrangements.  There is at present no obligation by us to acquire any shares from either of the counterparties.

Fixed-rate debt settlement costs of $9.0 million arose from the refinancing of the Methane Princess loan in connection with the new Golar LNG Partners credit revolving facility entered into in November 2008.  At the time of the refinancing $125 million of the Methane Princess loan was fixed-rate debt.  Accordingly, simultaneous with the refinancing of the original debt the fixed-rate debt portion was cancelled resulting in the charge. However, we immediately entered into interest rate swaps for a similar amount of debt at a lower interest rate.

Finance transaction-related costs of $4.2 million previously capitalized associated with our plans for a corporate restructuring and financing were written-off in 2008 due to the passage of time since these costs were initially incurred.

The other-than-temporary impairment charge of $1.9 million relates to our investment in BW Gas Limited originally acquired at a cost of $2.4 million in 2008, which is listed on the Oslo stock exchange.  During the fourth quarter of 2008, we concluded that unrealized losses on the investment were other-than-temporary by virtue of the severity of the decline in the market value versus the cost basis.  Accordingly, amounts previously recognized as unrealized losses amounting to $0.4 million were reclassified from the statement of equity and recognized within the income statement.  In addition, the Company recognized losses from impairment from available-for-sale securities totalling $1.5 million immediately in the income statement in the fourth quarter of 2008.

Other items represent, amongst other things, bank charges and the amortization of debt related expenses.  The increase by $8.1 million in 2008 compared to 2007 is primarily due to foreign currency losses arising on retranslation of foreign currency balances, principally held for the settlement of FSRU conversion costs.  In addition, in 2008, we wrote-off $1.5 million financing fees, as a result of the refinancing of the Methane Princess loan and the portion of the Golar Gas Holding loan relating to the Golar Spirit, that were replaced by the new Golar LNG Partners revolving credit facility at the end of 2008.

Minority Interest and Income Taxes

(in thousands of $)	2008	2007	Change	Change
Minority interest	6,705	6,547	158	2%
Income taxes	510	(299)	809	270%

Minority interest refers to the 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo.

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary recently established in connection with our Petrobras long-term charters.  The increase in income taxes from a credit of $0.3 million in 2007 to a $0.5 million charge in 2008 was mainly due to Brazilian taxes of $0.8 million arising upon the commencement of the Golar Spirit's charter with Petrobras in July 2008; offset by deferred tax income in respect of Golar Spirit's unutilized trading losses incurred during its FSRU retrofitting.

Equity in Net Earnings of Investees including Gain on Sale of Investee and Available-for-sale Securities

(in thousands of $)	2008	2007	Change	Change
Share of net earnings in Korea Line	-	14,922	(14,922)	(100%)
Share of losses in other investees	(2,406)	(1,282)	(1,124)	(87%)
Equity in net earnings of investees	(2,406)	13,640	(16,046)	(118%)

Gain on sale of available-for-sale securities	-	46,276	(46,276)	(100%)

Gain on sale of investee	-	27,268	(27,268)	(100%)

The decline in Equity in net earnings of investees, Gain on sale of investee and Gain on sale of available-for-sale securities is principally due to the disposal of Korea Line in 2007.

Korea Line is a Korean Shipping company listed on the Korean Stock Exchange.  From June 2004 to April 2007, we held a 21% interest in the company.  In April 2007, we disposed of 1.1 million shares in Korea Line for a net gain of $27.3 million as presented in the line item "Gain on sale of investee," which brought our interest down to 10%.  Accordingly, as of the date of the disposal, we ceased to equity account for our share of Korea Line's net earnings.  Between May and June 2007, we disposed of the balance of our shareholding for a net gain of $46.3 million, which has been shown in the line caption "Gain on sale of available-for-sale securities."

Net Income

As a result of the foregoing, we recognized a net loss of $10.0 million in 2008, decreased from net income of $136.2 million in 2007.

Year ended December 31, 2007, compared with the year ended December 31, 2006

Operating revenues, voyage expenses and average daily time charter equivalent

(in thousands of $)	2007	2006	Change	Change
Total operating revenues	224,674	239,697	(15,023)	(6%)
Voyage expenses	(10,763)	(9,582)	1,181	12%

The decrease in total operating revenues in 2007 compared to 2006 can primarily be explained by the decrease in Golar Spirit's earnings resulting from its operation in the spot market at lower charter rates and with a low level of utilization following the expiration of its long-term charter contract with Pertamina at the end of November 2006; offset by the increase in operating revenues arising from the addition of the Granosa to the fleet in June 2006 and a general improvement in the results of our vessels operating in the spot market (excluding the Golar Spirit) and Shell vessels.

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

 The increase in administrative expenses in 2007 was mainly due to an increase of $3.2 million in the charge relating to employee share options, which increased from $2.8 million in 2006, to $6.0 million in 2007.  The increase in the option charge is mainly the result of an additional 607,000 grants made in 2007 and a higher fair value attributed to the options granted, resulting principally from an improvement in our share price.  As of December 31, 2007, there was $5.7 million of total unrecognized compensation cost related to nonvested outstanding share options, expected to be recognized over a weighted average period of 1.7 years.  Please see the section of this annual report entitled Item 18, "Consolidated Financial Statements - Note 29 – Share Capital and Share Options."  In addition we incurred costs of $1.4 million (2006: $0.6 million) in respect of the various projects that we are developing and have expensed to administrative expenses.  For the year ended December 31, 2007, this mainly related to the initial costs associated with the successful tenders for the Petrobras contracts to employ the Golar Spirit and Golar Winter as FSRU vessels.

Depreciation and Amortization

(in thousands of $)	2007	2006	Change	Change
Depreciation and amortization	60,163	56,822	3,341	6%

Depreciation and amortization has increased mainly due to the addition of the Granosa to the fleet mid way through 2006, resulting in a full year's charge in 2007.  A further contributory factor was a significant increase in the amortization expense relating to the Golar Freeze.  This was due to the Golar Freeze's drydock in March 2007, which was brought forward from the original expected date of September 2007.  The decision to bring forward the drydock occurred in early 2007 and therefore reduced the period over which the 2004 drydock costs were being amortized, which resulted in a higher amortization expense until its entry into drydock in March 2007.

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

The $11.1 million increase in lease deposit interest income in 2007 is primarily due to the combination of two factors: higher GBP LIBOR interest rates; and the effect of the appreciation of GBP against the U.S. Dollar on interest income earned on our letters of credit, or LC, deposits denominated in GBP.

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

Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction.  The gain in 2007 was mainly due to the continued depreciation of the U.S. Dollar against GBP.  Of the $0.4 million net foreign exchange gain in 2007, a gain of $2.7 million (2006: $20.8 million) arose in respect of the mark-to-market valuation of the currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars).  The gain arose due to the depreciation of the U.S Dollar against GBP during the year and represents an unrealized gain.  The loss on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $2.7 million (2006: $20.1 million).  This loss also represents an unrealized loss.

In October 2005, we established a twelve month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with the Bank of Nova Scotia, or BNS, in connection with a share buy back scheme of ours as discussed in the section of this item entitled "Liquidity and Capital Resources – Derivatives."  In October 2006 this facility was extended for a further 12 months.  The mark-to-market adjustment resulted in a gain of $7.4 million (2006: $0.8 million loss).  In May 2007, we terminated this facility and bought back the related shares from BNS.

During 2007 and 2006, we entered into forward contracts, which Arcadia Limited, or Arcadia, executed on our behalf for the purpose of hedging our risk exposure to the risk of the movement in the natural gas effecting charter rates and for speculative purposes.  In 2007 and 2006, the realized gain on termination of these natural gas forward contracts receivable from Arcadia was $0.4 million and $2.0 million, respectively.  Arcadia is indirectly controlled by the Company's chairman, John Fredriksen.

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

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies.  The decrease in income taxes from a $1.3 million charge in 2006 compared to a credit of $0.3 million in 2007 was mainly due to the utilization of Golar Spirit's 2007 trading losses against its 2006 taxable profits and the group relief of losses against the current taxable profits of U.K. group companies.  Furthermore income taxes are noticeably higher in 2006 compared to 2005 and earlier years.  This was primarily due to the taxation of time charter income received from Pertamina relating to the drydocking of the Golar Spirit, which occurred during 2006.  The income was received and taxed during the year, but the deductible expense (drydocking amortization) is spread over the period to the next drydock.

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

Korea Line is a Korean Shipping company listed on the Korean Stock Exchange.  From June 2004 to April 2007, we held a 21% interest in the company.  In April 2007, we disposed of 1.1 million shares in Korea Line for a net gain of $27.3 million as presented in the line item "Gain on sale of investee," which brought our interest down to 10%.  Accordingly, as of the date of the disposal, we ceased to equity account for our share of Korea Line's net earnings.  Between May and June 2007, we disposed of the balance of our shareholding for a net gain of $46.3 million, which has been shown in the line caption "Gain on sale of available-for-sale securities."

Net Income

As a result of the foregoing, we earned net income of $136.2 million in 2007, increased from $71.7 million in 2006.

B.      Liquidity and Capital Resources

Liquidity and cash requirements

We operate in a capital intensive industry and we have historically financed our purchase of LNG carriers, FSRU conversion projects and other capital expenditures through a combination of borrowings from and leasing arrangements with commercial banks, cash generated from operations and equity capital.  Our liquidity requirements relate to servicing our debt, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital, payment of dividends and maintaining cash reserves against fluctuations in operating cash flows.

The majority of our revenues from our time charters are received monthly in advance.  Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to fuel cost, which represents the majority of these costs, being paid for by the charterer under time charters.  Although many of our vessels are on long-term time charters, we may require additional working capital in relation to our vessels operating in the spot market depending on their employment and possibly in respect of the three ships we have chartered to Shell, as these charters are at market related rates. We believe our current financial resources, together with cash generated from operations are sufficient to meet our working capital requirements for our current business, for at least the next 12 months.  We measure our working capital as current assets less current liabilities excluding the effect of liabilities in respect of marked-to market valuations of our swap derivatives.  Accordingly, as of December 31, 2008 and 2007, our working capital as calculated on this basis was $1.4 million and $133.1 million, respectively.

Our FSRU conversion projects (in respect of initial capital outlays and loss of earnings of the vessel during modification) will result in increased working capital requirements.  More specifically, we anticipate we will need additional facilities of approximately $80 million to meet our capital commitments in respect of the Golar Freeze FSRU conversion project, which we have committed to deliver to DUSUP in the second quarter of 2010.  In June 2009, we entered into an $80 million revolving credit facility with World Shipholding Ltd, a company indirectly controlled by our Chairman, John Fredriksen, to provide short-term bridge financing.  The revolving credit facility is available for a period of two years.  All amounts due under the facility must be repaid within two years from the date of the first draw down.  We drew down an initial amount of $20 million on June 30, 2009.

In February 2009, our board of directors suspended the declaration and payment of dividends to stockholders in order to increase cash flow and strengthen the balance sheet for near-term project opportunities.

We have recently announced our intention to restructure the Company by creating a new sub-holding group, or Subsidiary, into which all our assets other than those with long-term contracts will be transferred.  The transferred assets will consist of eight vessels, a 50% equity interest in an additional vessel, one chartered-in vessel and certain other assets and contractual arrangements.  We then intend to raise new equity by offering shares in the Subsidiary in privately negotiated transactions, which is expected to complete in the near future.  This new equity will be used to fund the development of new FSRU and natural gas liquefaction projects.  This will dilute our ownership in the Subsidiary but we intend to initially retain more than 50% of the shares of the Subsidiary.  We may also endeavour to list the Subsidiary on a national exchange.  In addition to further FSRU conversion projects which we hope to secure one of the projects we have under development is the Gladstone LNG project, in respect of which, in February 2009 we signed a Heads of Agreement with LNGL relating to our equity participation of 40% and sole LNG off-take in the project and the provision of LNG transportation services.  The current estimated development cost for this LNG facility is approximately $500 million, with commencement of production expected in 2012.  However, until we decide to invest in the Gladstone LNG project we have limited financial commitments.  We expect to make the investment decision by the end of 2009.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements.  Cash and cash equivalents are held primarily in U.S. dollars with some balances held in GBPs, Singapore Dollars, Norwegian Krones and Euros.  We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swaps and natural gas forward contracts, which are discussed further, please see the section of this item entitled "Derivatives."

Cash flows

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2008	2007	2006
(in millions of U.S.$)
Net cash provided by operating activities	48.5	73.1	117.2
Net cash (used in) provided by investing activities	(83.5)	224.4	(269.0)
Net cash (used in) provided by financing activities	(94.6)	(168.4)	146.2
Net (decrease) increase in cash and cash equivalents	(129.6)	129.1	(5.6)
Cash and cash equivalents at beginning of year	185.7	56.6	62.2
Cash and cash equivalents at end of year	56.1	185.7	56.6

The increase in cash and cash equivalents in 2007 was principally due to the receipt of proceeds of $92.6 million from the sale of our newbuilding DSME Hull 2244 and $171.6 million from the sale of our equity interest in Korea Line, partially offset by the commencement of dividend payments.

In addition to our cash and cash equivalents noted above, as of December 31, 2008 and 2007, we had short-term restricted cash of $60.4 million and $52.1 million, respectively, that represents balances retained on restricted accounts in accordance with certain lease, loan and equity swap requirements.  These balances act as security for and over time are used to repay lease and loan obligations and for settlement of obligations (if any) under our equity swaps.  As of December 31, 2008 and 2007, our long-term restricted cash balances were $557.1 million and $792.0 million, respectively.  These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

Net cash provided by operating activities

Cash generated from operations decreased by $24.6 million in 2008 compared to 2007, primarily as a result of the lower earnings from our vessels operating on the spot market arising both from a decline in spot rates and lower utilization.  In addition, the Golar Winter was offhire throughout the last quarter of 2008 as it entered the shipyard to commence its FSRU retrofitting.  This was offset by higher earnings from the Golar Spirit following its successful FSRU retrofitting and commencement of its long-term charter with Petrobras and the addition of the Golar Arctic and the Ebisu to the fleet in 2008.

The decrease of $44.1 million in 2007 compared to 2006 was primarily a result of the decrease of the Golar Spirit's earnings resulting from its operation in the spot market at lower charter rates and its lower utilization in 2007 attributable in part to its entry into the shipyard for its FSRU retrofit in October 2007.

Net cash used in/ provided by investing activities

Net cash used in investing activities of $83.5 million in 2008 was mainly due to the following:

•
Additions to vessels and equipment of $322 million comprising the acquisition of the Golar Arctic for consideration of $185 million with the balance relating primarily to payments in respect of our various FSRU conversion projects;

•	Contribution of $22 million to our equity method investment, Bluewater Gandria, for the purpose of acquiring a vessel, the Gandria;

Partially offset by:

•	Proceeds of $231 million from the sale of the Golar Frost;

•
Release of $46.6 million from our deposits held as security for our capital lease obligations mainly in recognition of the additional security afforded to the lessors from our entry into long-term charters with the respective vessels.

Net cash provided by investing activities in 2007 of $224.4 million was primarily due to the receipt of net proceeds from the disposal of our newbuilding DSME Hull 2244 amounting to $92.6 million and the piecemeal sale of our entire equity interest in Korea Line, which amounted to aggregate proceeds of $171.6 million.  Our other investing cash flows related to additions to vessels and equipment (including payments relating to our FSRU conversions) of $47.0 million.

Net cash used in investing activities of $269.0 million in 2006 was mainly due to payment of instalments and other related amounts, under our newbuilding program of $240.9 million and investments in associated companies of $15.9 million, of which $8.6 million was in respect of LNGL and $5.0 million to OLT-O.

Net cash used in/ provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and lease finance offset by debt repayments.

Net cash used in financing activities during the year ended December 31, 2008 of $94.6 million was a result of the payment of cash dividends of $1.00 per common share, or a total of $67.4 million and borrowings in the aggregate of $370.0 million, of which $120.0 million related to the financing for the Golar Arctic and $250 million was in respect of the refinancing of existing loans under the new revolving credit facility.  We made debt repayments of $377.0 million of which $202.2 million related to the refinancing in connection with the new Golar LNG revolving credit facility and $94.9 million related to the repayment of the Golar Frost facility upon receipt of proceeds from its sale.

As noted above, in February 2009, our board of directors suspended the declaration and payment of dividends to stockholders to increase cash flow and strengthen the balance sheet for near-term project opportunities.

In 2007, we utilized borrowings in the amount of $120.0 million to refinance the Gracilis.  We made total debt repayments of $180.7 million, of which $110.0 million related to the Gracilis refinancing.  On the termination of the equity swap we received proceeds of $8.0 million.  We bought back and subsequently cancelled 1,241,300 of our shares at a net cost of $22.8 million.  We purchased an additional 400,000 of our shares at a cost of $8.2 million.  In 2007, we commenced paying dividends and for the year ended December 31, 2007 had declared and paid in the aggregate of $2.25 per common share, or a total of $145.8 million.

In 2006, we utilized borrowings in the amount of $120.0 million debt in relation to the Granosa and received proceeds of $103.0 million in respect of lease financing arrangements in relation to the Grandis, offet by debt repayments of $69.4 million.

Borrowing activities

Long-Term Debt

The following is a summary of our long-term debt facilities.  Please see  Note 24 to the Company's audited Consolidated Financial Statements included herein for detail.

Mazo facility

In November 1997, Osprey, our predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo.  This facility, which we assumed from Osprey, bears floating rate interest of LIBOR plus a margin.  The loan is repayable in bi-annual installments ending in June 2013 at which point the facility will be repaid in full.  The debt agreement requires that certain cash balances, representing interest and principal payments for defined future periods, be held by the trust company during the period of the loan.

Golar Gas Holding facility

In March 2005, we refinanced two existing loan facilities in respect of five of our vessels with a banking consortium.  This new first priority loan, or Golar Gas Holding Facility, is for an amount of $300.0 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan is secured by the assignment to the lending banks of a mortgage given to Golar Gas Holding Company Inc., a subsidiary of ours, by the lessor of four of the five vessels that are part of the Five Ship Leases.  In November 2008, as part of the refinancing detailed below under the new "Golar LNG Partners revolving credit facility," we repaid $46.3 million in respect of the Golar Spirit.  The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $55.7 million payable on April 14, 2011.  As of December 31, 2008, the balance outstanding on the loan facility was $117.5 million.

Gracilis facility

In January 2005, we entered into a commercial loan agreement in the amount of $120.0 million for the purpose of financing newbuilding hull number 1460, the Gracilis.  This facility was refinanced in August 2007.  The refinanced Gracilis facility is for an amount of $120.0 million.  The total amount outstanding at the time of the refinancing was $110.0 million.

Under the structure of the Gracilis facility the bank loaned us funds of $120.0 million, which we then loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, the Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that we are to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank.  The interest repayments to us by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying FASB Interpretation, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) ("FIN 46R") to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into our group.  Accordingly, as of December 31, 2008, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Gracilis facility accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in 39 quarterly installments with a final balloon payment of $71.0 million due on August 19, 2017.  The loan is secured by a mortgage on this vessel.

Granosa facility

In April 2006, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Granosa, which we refer to as the Granosa facility.  The facility bears a floating rate of interest of LIBOR plus a margin and had an initial term of five years with 20 quarterly installment repayments commencing September 15, 2006.  In March 2008, the Granosa facility was restructured to lower the margin and extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

Golar Arctic facility (formerly known as the Granatina)

In January 2008, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing the purchase of LNG carrier Golar Arctic, which we refer to as the Golar Arctic facility.  The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of seven years and is repayable in 27 quarterly installments commencing April 2008, and a final balloon payment of $86.3 million.

Golar LNG Partners revolving credit facility

In September 2008, we entered into a new $285 million revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels the Methane Princess and the Golar Spirit.  The loan is secured against the assignment to the lending bank of a mortgage given to us by the lessors of the Methane Princess and the Golar Spirit, with a second priority charge over the Golar Mazo.

This new facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of the refinancing in respect of these two vessels' refinanced facilities was $202.2 million.  We drew down a further $25.0 million in January 2009, and the remaining $10.0 million of the facility in March 2009.  The loan has a term of 10 years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $102.5 million due in February 2018.

$80 million revolving credit facility

In June 2009, we entered into an $80 million revolving credit facility with World Shipholding, a company indirectly controlled by our Chairman, John Fredriksen.  The facility accrues fixed interest at a rate of 8% per annum together with a commitment fee of 0.75% of any undrawn portion of the credit facility.  The facility will be available for a period of two years.  All amounts due under the facility must be repaid within two years from the date of the first drawing.  We drew down an initial amount of $20 million on June 30, 2009.   The facility is currently unsecured.  However, in order to draw down amounts in excess of $35 million we will be required to provide security to the satisfaction of World Shipholding, which may include a second priority lien over cash generating assets.

As of December 31, 2008 and 2007, we had total long-term debt outstanding of $808.6 million and $815.7 million, respectively.

The outstanding debt of $808.6 million as of December 31, 2008, was repayable as follows:

Year ending December 31,
(in millions of U.S.$)

2009	71.4
2010	74.5
2011	110.3
2012	52.8
2013	45.7
2014 and thereafter	453.9
808.6

 The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.70% to 1.15%.

Capital Lease Obligations

The following is a summary of our Capital Lease Obligations.  Refer to Note 24 to the Company's audited Consolidated Financial Statements included herein for detail.

Five Ship leases

In April 2003, we entered into our first finance lease arrangement.  We sold five, 100 percent owned subsidiaries to a financial institution in the United Kingdom (U.K.), which we refer to as the U.K. Lessor.  The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset.  Subsequent to the sale of the five entities, we entered into 20-year leases in respect of each of the five vessels under five separate lease agreements, which we refer to as the Five Ship leases.  Our obligation to the U.K. Lessor is primarily secured by letters of credit, which are themselves secured by cash deposits which since June 2008 are now placed with the Lessor.  Lease rentals are payable quarterly.  At the end of each quarter the required value of the letters of credit to secure the present value of rentals due under the leases will be recalculated taking into account the rental payment due at the end of the quarter.  The surplus funds, in our cash deposits securing the LC's, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

The profiles of the Five Ship leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases.  The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2008, was $390.8 million

Methane Princess lease

In August 2003, we entered into our second finance lease arrangement.  We novated the Methane Princess newbuilding contract prior to completion of construction and subsequently leased the vessel from the same financial institution in the U.K., which we refer to as the U.K. Lessor.  Our obligation to the U.K. Lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 is now placed with the Lessor.  Lease rentals are payable quarterly.  At the end of each quarter the required value of the letter of credit to secure the present value of rentals due under the lease will be recalculated taking into account the rental payment due at the end of the quarter.  The surplus funds, in our cash deposits securing the LC, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

The profile of the Methane Princess lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The value of the deposit used to obtain a letter of credit to secure the lease obligation as of December 31, 2008, was $137.5 million.

Golar Winter lease

In April 2004, we signed a lease agreement in respect of our newbuilding the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the "Lessor") for a primary period of 28 years.  Under the agreement we received an amount of $166 million.  Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another U.K. bank (the "LC Bank").  We deposited $39 million with the LC bank as security for the letter of credit at the same time we entered into the lease.  The effective amount of net financing received is therefore $127 million before fees and expenses.  In May 2008, $37 million of this deposit was released to us in consideration of the additional security afforded to the lessor by the long-term time charter of the Golar Winter with Petrobras.  Upon acceptance of the Golar Winter by Petrobras under the time charter a further $15 million will be released from the LC deposit.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in USD.  The value of the cash deposit used to obtain a letter of credit to partly secure the lease obligation in respect of the Golar Winter as of December 31, 2008, was $15.0 million.  In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays U.S. Dollars).

Grandis lease

In April 2005, we signed a lease agreement in respect of our newbuilding, the Grandis, to which we refer to as the Grandis lease, with another U.K. bank (the "Grandis Lessor") for a primary period of 30 years.  Under the agreement we received an amount of $150 million of which $47 million was received in April 2005 with the remainder received on delivery of the vessel in January 2006.  Our obligations to the lessor under the lease are secured by (inter alia) a letter of credit provided by another U.K. bank.  This letter of credit is secured by a cash deposit of $45 million, which we deposited at the same time as entering into the lease.  The Grandis lease obligation and associated cash deposit are both denominated in USD.  The effective amount of net financing is therefore $105 million, before fees and expenses.

As at December 31, 2008, the Company is committed to make minimum rental payments under capital lease, as follows:

Year ending December 31,	Five ship Leases	Methane Princess Lease	Golar Winter Lease	Grandis Lease	Total
(in thousands of U.S.$)
2009	24,214	6,028	9,410	9,324	48,976
2010	24,596	6,279	9,410	9,324	49,609
2011	25,826	6,533	9,410	9,324	51,093
2012	27,117	6,784	9,410	9,324	52,635
2013	28,473	7,064	9,410	9,324	54,271
2014 and thereafter	522,428	258,857	174,082	221,881	1,177,248
Total minimum lease payments	652,654	291,545	221,132	268,501	1,433,832
Less: Imputed interest	(265,234)	(154,502)	(100,564)	(123,105)	(643,405)
Present value of minimum lease payments	387,420	137,043	120,568	145,396	790,427

For all our leases other than the Grandis lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Five Ship leases and the Methane Princess lease, and based upon USD LIBOR for the Winter lease.  Our lease obligation in respect of the Grandis and the associated cash deposit are denominated in USD.  Seven of our leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations or by currency swap.  This is not however a perfect hedge and so the movement in currency exchange rate between the U.S. Dollar and the GBP will affect our results (please see the section of this annual report entitled "Item 11- Foreign currency risk").

In the event of any adverse tax rate changes or rulings, or in the event of a termination, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total approximately £41 million GBPs).

Debt and lease restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and lessors.  In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.  Various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios.  Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses, minimum free cash restrictions in respect of our subsidiaries and us.  With regards to cash restrictions we have covenanted to maintain at least $25 million of cash and cash equivalents on a consolidated group basis.

As of March 31, 2009, we complied with all covenants of our various debt and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  We may also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas, which can impact our charter rates, and to some extent for speculative purposes.  As of March 31, 2009, our interest rate swap agreements effectively fixed our floating interest rate exposure on $795.4 million of floating rate debt, leaving $234.8 million exposed to a floating rate of interest.  Our swap agreements have expiry dates between 2009 and 2015 and have fixed rates of between 1.99% and 6.43%.  We also enter into equity swaps.

In June 2008, we entered into an equity swap line with Nordea Bank of Finland PLC ("Nordea"), for a term of six months.  The equity swap line allows Nordea to acquire an amount of shares up to a maximum of 1.0 million in us during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares.  Nordea is compensated at their cost of funding plus a margin.  As of December 31, 2008 a total of 300,000 shares had been purchased under this scheme.  Pursuant to the termination of the equity swap in January 2009, we have entered into arrangements with the same counterparty under similar terms for a maximum of 300,000 shares expiring in November 2009.  As of July 10, 2009, a total of 300,000 shares had been acquired under this scheme.  There is no obligation for us to acquire shares from the counterparty under this arrangement.

In addition to the above equity swap transactions indexed to our own securities, in July 2008, we entered into a one-year equity swap arrangement relating to securities in another company, Arrow, a company listed on the Australian stock exchange.  As of July 10, 2009, a total of 12,973,000 shares had been acquired in Arrow under this scheme.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter Lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office.  The main currencies which impact us the most include, but are not limited to, Euros, Norwegian Krone, Singaporean Dollars and, to a lesser extent, GBPs.

Capital Commitments

Vessel Conversion

As of December 31, 2008, we had a contract with Keppel Shipyard for the conversion of the Golar Winter into a FSRU.  In April 2008, we entered into a time charter agreement with DUSUP for the Golar Freeze, which requires the conversion of the vessel into a FSRU.  Accordingly, as of December 31, 2008 and July 10, 2009, we are committed to incurring costs in connection with the retrofitting of the Golar Freeze into a FSRU.  In addition, we have ordered equipment in connection with the speculative conversion of the Hilli.  As of these dates, the estimated timing of the remaining commitments under our present contracts in connection with these conversions is below:

(in millions of U.S. $)	July 10, 2009	December 31, 2008
2009	80.6	97.2
2010	29.1	30.6
	109.7	127.8

Critical Accounting Estimates

The preparation of the Company's financial statements in accordance with U.S GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application.  Refer to the Note 2, "Summary of Significant Accounting Policies" of the Consolidated Financial Statements.

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

 During the fourth quarter of 2008, we considered the deterioration in the economic environment including the significant decline in our stock price were potential indicators of impairment of our vessels.  We assessed the potential impairment of our vessels by comparing the undiscounted cash flows of our vessels to their carrying values over the existing service potential of our vessels.  The projected net operating cash flows for each vessel were determined by considering the charter revenues from existing time charters for their fixed contracted term and an estimated daily time charter equivalent for vessels operating in the spot market or at the end of their time charter (based on historical average trends as well as future expectations available for each vessel) over the vessels' remaining estimated life, which on average for our fleet extends over a 25-year period.  Expected outflows for vessel drydockings and vessel operating expenses are based on our historical average operating costs and assume an average annual inflation rate of 2%.  Operating days take into account the periods when each vessel is expected to undergo their drydocking, the frequency of which depends on factors such as their age and whether operating as an FSRU.  Assumptions are in line with the Company's historical performance.  Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows exceeded their carrying value.

The cash flows on which this assessment is based is highly dependent upon our forecasts, which are subjective and although we believe the underlying assumptions supporting this assessment are reasonable it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects over the next year.  This could represent a triggering event for a further impairment assessment of our vessels.

Since inception, our vessels have not been impaired.  However, an impairment charge of $0.1 million (2007: $2.3 million) was recognized, in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit.  Refer to Note 6 to the Company's audited Consolidated Financial Statements included herein for detail.

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

Capital Leases

We have sold several of our vessels to, and subsequently leased the vessels from U.K. financial institutions that routinely enter into finance leasing arrangements.  We have accounted for these arrangements as capital leases.  As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases.  In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases. Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations.  To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

We have also recorded deferred credits in connection with some of these lease transactions.  The deferred credits represent the upfront cash inflow derived from undertaking financing in the form of U.K. leases.  The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis.  The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g. on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances.  Any increase in rentals is likely to affect our ability to amortize the deferred credits, increase our interest cost and consequently could have a negative impact on our results and operations and our liquidity.

Pension Benefits

The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in Note 22 of the notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense.

Recently Issued Accounting Standards and Securities and Exchange Commission Rules

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 160, Non-controlling Interests in Consolidated Financial Statements ("SFAS 160"), which requires (1) non-controlling interests (previously referred to as minority interest) to be reported as part of equity in the consolidated financial statements, (2) losses to be allocated to be non-controlling interests even when such allocation might result in a deficit balance, (3) notes that changes in ownership will be treated as equity transactions, (4) notes that upon a loss of control any gain or loss on the interest sold will be recognized in earnings and; (5) notes that reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between controlling and non-controlling interests.  It is effective for annual periods beginning after December 15, 2008.  On adoption of FAS 160, except for the reclassification of Minority interest to Equity, this is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS 141(R), Business Combinations, or FAS 141(R), which proposes many changes to current accounting for business combinations including as follows: (1) expands the definition of a business and a business combination, (2) requires acquiring entities to record 100% of all assets and liabilities, (3) requires certain contingent assets and liabilities as well as contingent consideration to be recognized at fair values at the acquisition date, (4) notes that in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings and; (5) notes that asset values will no longer be reduced when an acquisition results in a bargain purchase, instead the bargain purchase will result in an income statement gain.  It is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  On adoption of FAS 141(R) this is not expected to have a material impact on our consolidated results of operations, financial position and cash flows.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, or FAS 161.  This Statement amends and expands the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, or FAS 133.  FAS 161applies to all derivative instruments and related hedged items accounted for under FAS 133, and requires entities to provide greater transparency about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows.  Since FAS 161 is effective for fiscal periods beginning after November 15, 2008 and since FAS 161 applies only to financial statement disclosures, on adoption of FAS 161 it is not expected to have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2008, the FASB issued Staff Position No. 157-2, Partial Deferral of the Effective Date of Statement 157 ("FSP 157-2").  FSP 157-2 delays the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008.  As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for annual periods beginning January 1, 2008 on a prospective basis.  This adoption did not have a material impact on our consolidated results of operations or financial condition.  The remaining aspects of FAS 157, for which the effective date was deferred under FSP 157-2, relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis.  This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment.  The effects of the remaining aspects of FAS 157 are to be applied to fair value measurements prospectively beginning January 1, 2009.  We do not expect the implementation of FAS 157 for nonfinancial assets and liabilities to have a material impact on our consolidated results of operations or financial condition.

In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active ("FSP 157-3").  FSP 157-3 clarifies the application of FAS 157, which we adopted as of January 1, 2008, in cases where a market is not active.  We have considered the guidance provided by FSP 157-3 and have determined that the impact did not materially affect our consolidated results of operation and financial position.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, or FAS 162.  FAS 162 identifies the sources of accounting principles and the framework for selecting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the U.S.  FAS 162 simply formalizes the application of GAAP within the accounting literature established by the FASB, and is not generally expected to result in any changes to accounting practice.  It is effective beginning July 1, 2009.  FAS 162 is not expected to have a material impact on our consolidated results of operation, financial position or cash flows.

C.     Research and Development, Patents and Licenses

Not Applicable

D.     Trend Information

Please see the section of this item entitled "Market Overview and Trends."

E.    Off-Balance Sheet Arrangements

Charter-hire payments to third parties for certain contracted-in vessels are accounted for as operating leases.   We are also committed to make rental payments under operating leases for office premises under operating leases.  The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.      Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2008:

(in millions of U.S.$)	Total Obligation	Due in 2009	Due in 2010 - 2011	Due in 2012 – 2013	Due Thereafter
Long-Term Debt (1)	808.6	71.4	184.8	98.5	453.9
Interest Commitments on Long-Term Debt (2)	172.2	34.3	52.7	41.2	44.0
Capital Lease Obligations (3)	790.4	5.3	16.2	24.6	744.3
Interest Commitments on Capital Lease Obligations	643.4	43.6	84.6	82.3	432.9
Operating Lease Obligations	33.9	20.2	12.7	1.0	-
Purchase Obligations:
FSRU Conversion (4)	127.8	97.2	30.6	-	-
Egyptian Venture (5)	3.7	3.7	-	-	-
Other Long-Term Liabilities (6)	-	-	-	-	-
Total	2,580.0	275.7	381.6	247.6	1,675.1

(1)
As of December 31, 2008, taking into account the hedging effect of our interest rate swaps, $304.1 million of our long-term debt and capital lease obligations (net of restricted cash deposits), was floating rate debt, which accrued interest based on USD LIBOR.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 2.9% and taking into account our various margin rates and interest rate swaps associated with each debt.

(3)	In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under "Capital Lease Obligations").

(4)
This refers to the contracted costs for the retrofitting of the Golar Winter and the Golar Freeze into FSRUs. As at December 31, 2008, we had a contract with Keppel Shipyard for the conversion of the Golar Winter and with other suppliers for equipment and engineering for the conversion of both the Golar Winter and Golar Freeze into FSRUs.  In April 2008, we entered into a time charter agreement with DUSUP, which requires the conversion of the Golar Freeze into a FSRU.  Accordingly, as of December 31, 2008, the Company had a commitment to incur costs in connection with the retrofit of the Golar Freeze into a FSRU, the costs of which are included above.

(5)
In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E ("ECGS"), established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2008, we were committed to subscribe for common shares in ECGS for a further consideration of $3.7 million payable within three years of incorporation, at dates to be determined by ECGS's board of directors.

Furthermore, as at December 31, 2008, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(6)
Our Consolidated Balance Sheet as of December 31, 2008, includes $77.2 million classified as "Other long-term liabilities" of which $47.7 million represents deferred credits related to our capital lease transactions and $28.8 million represents liabilities under our pension plans.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.  See Note 25 of the Consolidated Financial Statements for additional information regarding our other long-term liabilities.

G.    Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as "forward-looking statements."  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.  Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

 ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

           Information concerning each of our directors and executive officers as at July 10, 2009 is set forth below.

Name	Age	Position

John Fredriksen	65	Chairman of the Board, President and Director
Tor Olav Trøim	46	Deputy Chairman of the Board, Vice-President and Director
Kate Blankenship	44	Director and Audit Committee member
Frixos Savvides	57	Director and Audit Committee member
Hans Petter Aas	63	Director
Katherine Fredriksen	25	Director
Georgina Sousa	59	Company Secretary

Gary Smith	53	Chief Executive Officer of Golar Management
Graeme McDonald	52	Chief Technical Officer of Golar Management
Graham Robjohns	44	Chief Financial Officer of Golar Management
Jan Flatseth	65	Chief Operating Officer of Golar Management

John Fredriksen has served as the Chairman of the Board, President and a director of the company since our inception in May 2001.  Mr Fredriksen will also replace Mr. Gary Smith as the Chief Executive Officer following Mr Gary Smith's departure at the end of July 2009.  He has been the Chief Executive Officer, Chairman of the Board, President and a director of Frontline Ltd, or Frontline, since 1997.  Frontline is a Bermuda based tanker owner and operator listed on the New York Stock Exchange (NYSE), the London Stock Exchange (LSE) and the Oslo Stock Exchange (OSE). Mr. Fredriksen has served for over nine years as a director of Seatankers Management Co. Ltd, or Seatankers, a ship operating company and an affiliate of the Company's principal shareholder.  Mr. Fredriksen indirectly controls World Shipholding, a Cyprus company who is our principal shareholder.  Mr. Fredriksen has been a director of Golden Ocean Group Limited, or Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange, since November 2004.  Mr Fredriksen has served as a director and the Chairman of Seadrill Limited, or Seadrill, a Bermuda company listed on the Oslo Stock Exchange, since May 2005.

Tor Olav Trøim has served as our Vice-President and a director since our inception in May 2001 and was our Chief Executive Officer from May 2001 until April 2006. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995).  Since 1995 Mr. Trøim has been a Director of Seatankers Management in Cyprus.  In this capacity he has acted as Chief Executive Officer for the public company Frontline.  Mr. Trøim has served as a director of Seadrill and was also the Chief Executive Officer until the takeover and integration of Smedvig ASA.  Mr. Trøim is a member of the Boards in the public companies Golden Ocean, Aktiv Kapital ASA (OSE) and Marine Harvest ASA (OSE).

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

Frixos Savvides joined the company as a director in August 2005.  Mr. Savvides was a founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus.  He held this office until 2003.  Mr. Savvides is currently a senior independent business consultant, and holds several Board positions.  Mr. Savvides has been a director of Frontline since July 2005.  He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Hans Petter Aas joined the company as a director in September 2008.  Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008.  He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.  Mr. Aas is also a director and Chairman of Ship Finance.

Katherine Fredriksen joined the company as a director in September 2008.  Ms. Fredriksen is employed at the oil trading company Arcadia Petroleum and is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London.  Ms. Fredriksen is the daughter of Mr. John Fredriksen, the Chairman, and a director of the Board and indirectly the principal shareholder of Golar.  Ms. Fredriksen is also a director of Frontline and Seadrill.

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

Gary Smith joined as our Chief Executive Officer in March 2006 and will continue to serve in this role until the end of July 2009 when Mr. Smith will vacate his position and Mr. John Fredriksen will replace him as the Chief Executive Officer.  Mr. Smith will continue his association with the company as a director.  Mr. Smith has an extensive background in the petroleum industry.  Most recently Mr. Smith worked for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager Commercial Shipping.  In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects.  Mr. Smith also served as President and Director of SIGGTO (Society of International Gas Tanker & Terminal Operators) during the period from 2002 to 2005.

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

Jan Flatseth is our Chief Operating Officer.  He joined the company in September 2006 as General Manager Fleet. Prior to joining Golar he held the position of Assistant Technical Director and Fleet Manager responsible for the LNG/C fleet of BW Gas.  Mr. Flatseth has a M.Sc. degree in Naval Architecture/Marine Engineering from the Norwegian Institute of Technology.  He spent 13 years at DNV and was the Head of Section Gas and Chemical Carriers until 1982.  After leaving DNV, he served in senior management positions at Helge R. Myhre/Kværner Shipping from 1982 -1995.  The company was a subsidiary of the industrial group, Kvaerner, set up to own and operate gas carriers.  Mr. Flatseth remained with the company when Havtor acquired Kvaerner Shipping and a year later when it all became part of the large shipping group Bergesen DY ASA ("BW Gas").

B.      Compensation

For the year ended December 31, 2008, we paid to our directors and executive officers aggregate cash compensation of $1,808,100 and an aggregate amount of $456,780 for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "Option Plan" below.

In addition in the event of the termination of employment, other than for cause, or a change in ownership/ takeover, $401,000 amounts will become payable to certain members of our directors and officers.

C.      Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  The Board established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function.  Our audit committee consists of two members, Kate Blankenship and Frixos Savvides, who are also both Company Directors.  Except for an audit committee the Board does not have any other committees.

As a foreign private issuer we are exempt from certain requirements of the Nasdaq Stock Exchange that are applicable to U.S. listed companies.  Please see the section of this annual report entitled Item 16G. "Corporate Governance" for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq Stock Exchange.

 D.     Employees

                      As of December 31, 2008, we employed approximately 25 people in our offices in London and Oslo.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 600 seagoing employees, of which approximately 40 are employed directly by us and 560 are employed through our independent ship managers.

E.      Share ownership

The following table sets forth information as of July 10, 2009, regarding the total amount of common shares owned by all of our directors and officers on an individual basis.

Director or Officer	Common Shares of $1.00 each	Percentage of Common Shares Outstanding
John Fredriksen*	31,230,900	46.17%
Kate Blankenship	**	**
Graham Robjohns	**	**

*
Mr. Fredriksen does not own any of our shares directly.  The shares beneficially owned by Mr. Fredriksen are held by World Shipholding Ltd.  World Shipholding Ltd. is wholly-owned by Greenwich Holdings Limited, which is, in turn, indirectly controlled by Mr. Fredriksen.  Please see the section of this annual report entitled Item 7. "Major Shareholders and Related Party Transactions."

**	Less than one %

Our directors and executive officers have the same voting rights as all other holders of our Common Shares.

In addition to the above shareholdings, as of June 4, 2009, Mr. Trøim has a forward contract with an obligation to buy 200,000 of our shares.  The contract, which was acquired in the open market, expires on December 4, 2009.

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

As of July 10, 2009, 2.9 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plan.  For further detail on share options please read Item 18 – "Consolidated Financial Statements: Note 26 – Share Capital and Share Options."

Details of share options held by our directors and officers as of July 10, 2009 are set out in the following table:

Director or Officer	Number of Common Shares Subject to Option	Exercise Price per Ordinary Share	Expiration Date
John Fredriksen	500,000	$5.75 - $11.55	2011
Tor Olav Trøim	250,000	$5.75 - $11.55	2011
Frixos Savvides	75,000	$11.55	2011
Kate Blankenship	75,000	$11.55	2011
Graeme McDonald	103,000	$11.55 - $17.70	2011 - 2013
Graham Robjohns	231,250	$11.55 - $23.13	2011 - 2013
Gary Smith	450,000	$9.89 - $23.13	2011 - 2013
Jan Flatseth	103,750	$9.88 - $17.70	2012 - 2013

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of July 10, 2009.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The Company is indirectly controlled by another corporation (see below).  The following table presents certain information regarding the current beneficial ownership of the common shares with respect to each major shareholder who is known by the Company to own more than 5% of the Company's outstanding common shares as of July 10, 2009.  Information for certain holders is based on their latest filings with the SEC or information delivered to us.  The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of September 10, 2009 (60 days after July 10, 2009) through the exercise of any stock option or other right.

	Common Shares
Owner	Amount	Per cent

World Shipholding Ltd. (1)	31,230,900	46.17%
Allianz SE (2)	3,851,490	5.6%

(1) Our Chairman, John Fredriksen, indirectly controls World Shipholding Ltd.
(2) Information derived from the Schedule 13G/A of Allianz SE filed with the Commission on February 18, 2009.

Our major shareholders have the same voting rights as all other holders of our Common Shares.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

As at July 1, 2009, 1,711,488 of the Company's common shares are held by 28 holders of record in the United States.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2008 are discussed below.

Net (expenses) income from related parties:

(in thousands of $)	2008
Frontline Ltd. and subsidiaries ("Frontline")	95
Seatankers Management Company Limited ("Seatankers")	(35)
Ship Finance AS ("Ship Finance")	37

Frontline, Seatankers and Ship Finance are each subject to the indirect control of our chairman, John Fredriksen.

Net expense/ income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.

Receivables(payables) from related parties:

(in thousands of $)	2008
Frontline	385
Seatankers	(24)
Ship Finance	37
398

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

During the year ended December 31, 2008, Faraway Maritime Shipping Company which is 60% owned by us and 40% owned by China Petroleum Corporation, or CPC, paid dividends totalling $5.0 million.

In June 2009, we entered into an $80 million revolving credit facility with World Shipholding, a company indirectly controlled by our Chairman, John Fredriksen, to provide short-term bridge financing.  The facility accrues fixed interest at a rate of 8% per annum together with a commitment fee of 0.75% of any undrawn portion of the credit facility.  The facility will be available for a period of two years from the date of the first drawing.  We drew down an initial amount of $20 million on June 30, 2009.  The facility is currently unsecured.  However, in order to draw down amounts in excess of $35 million we will be required to provide security to the satisfaction of World Shipholding.  This is envisaged to take the form of a second priority lien over cash generating assets.

C.      Interests of Experts and Counsel

Not Applicable

ITEM 8.  FINANCIAL INFORMATION

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

In February 2009, our board of directors suspended the declaration and payment of dividends to stockholders to increase cash flow and strengthen the balance sheet for near-term project opportunities.

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

In 2008, the Board declared four quarterly dividends in the aggregate amount of $1.00 per share on our common stock in February, May, August and November.  Aggregate payments were $67.4 million for dividends declared in 2008.

Commencing in 2007, the Board declared three quarterly dividends and an extraordinary dividend in the aggregate of $2.25 per share on its common stock in February, May, June and August.  Aggregate payments were $145.8 million for dividends declared in 2007.

B. Significant Changes

None

ITEM 9.  THE OFFER AND LISTING

A.      Listing Details and Markets

Our common shares have traded on the Oslo Stock Exchange (OSE) since July 12, 2001 under the symbol "GOL" and on the Nasdaq National Market since December 12, 2002 under the symbol "GLNG."

The following table sets forth, for the five most recent fiscal years from January 1, 2004 and for the six months ended June 30, 2009, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low
Six months ended June 30, 2009
First Quarter	NOK58.00	NOK18.80	$8.35	$2.63
Second Quarter	NOK57.00	NOK23.00	$8.64	$3.02

Fiscal years ended December 31
2008	NOK123.00	NOK29.00	$22.79	$3.96
2007	NOK154.50	NOK76.25	$27.70	$12.00
2006	NOK102.00	NOK71.00	$15.29	$12.00
2005	NOK98.50	NOK66.00	$15.75	$10.31
2004	NOK125.50	NOK85.50	$18.66	$12.31

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2007, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low

Fiscal year ended December 31, 2008

First quarter	NOK123.00	NOK84.50	$22.79	$16.79
Second quarter	NOK110.00	NOK78.00	$22.00	$15.26
Third quarter	NOK102.00	NOK68.00	$18.60	$11.50
Fourth quarter	NOK76.00	NOK29.00	$13.04	$3.96

	OSE		NASDAQ
	High	Low	High	Low

Fiscal year ended December 31, 2007

First quarter	NOK83.50	NOK76.25	$13.62	$12.00
Second quarter	NOK111.50	NOK81.50	$18.69	$13.02
Third quarter	NOK126.50	NOK96.00	$23.42	$16.35
Fourth quarter	NOK154.50	NOK104.00	$27.70	$18.65

The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low
June 2009	NOK57.00	NOK43.30	$8.82	$6.58
May 2009	NOK52.00	NOK31.00	$8.19	$5.06
April 2009	NOK41.00	NOK23.00	$5.94	$3.02
March 2009	NOK31.50	NOK18.80	$4.37	$2.63
February 2009	NOK48.30	NOK31.00	$7.48	$4.33
January 2009	NOK58.00	NOK41.50	$8.35	$5.91

On June 30, 2009, the exchange rate between the Norwegian Kroner and the U.S. Dollar was NOK6.43 to one U.S. Dollar.

ITEM 10.   ADDITIONAL INFORMATION

           This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our shares.  The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain.  The Memorandum of Association and the Bye Laws of the Company have previously been filed as Exhibits 1.1 and 1.2, respectively to the Company's Registration Statement on Form 20-F, (File No. 000-50113) filed with the Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.  These amended Bye-laws of the Company as adopted on September 28, 2007, were filed as Exhibit 1.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2007, (File No. 001-50113) filed with the Commission on May 12, 2008, and is hereby incorporated by reference into this Annual Report.

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

Directors.  Our directors are elected by a majority of the votes cast by the shareholders in the annual general meeting.  The quorum necessary for the transaction of the business of the board of directors may be fixed by the board but unless so fixed, equals those individuals constituting a majority of the board of directors who are present in person or by proxy.  Executive directors serve at the discretion of the board of directors.

The minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of six directors.  The minimum and maximum number of directors comprising the board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies.  The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies.  Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard.  Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

C.      Material contracts

None

D.      Exchange Controls

None

E.      Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings and pronouncements, and judicial decisions, all as of the date of this Annual Report.

Taxation of Operating Income

U.S. Taxation of our Company

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

Unless exempt from U.S. taxation under Code Section 883, we will be subject to U.S. federal income tax, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2008, 2007 and 2006 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $6,321,000, $12,652,000 and $13,100,000, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under Code Section 883 or an applicable income tax treaty, as described below, would have been $253,000, $506,000 and $524,000, respectively.

Application of Code Section 883

We have made special U.S. tax elections in respect of all our vessel-owning or vessel-operating subsidiaries incorporated in the United Kingdom that are potentially subject to U.S. federal income tax on shipping income derived from sources within the United States.  The effect of such elections is to disregard the subsidiaries for which such elections have been made as separate taxable entities for U.S. federal income tax purposes.

Under Code Section 883 and the final regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

•
we and each subsidiary are organized in a qualified foreign country, defined as a country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Code Section 883 (the "country of organization requirement"); and

•	either

-	more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries (the "ownership requirement"); or

-	our stock is "primarily and regularly traded on an established securities market" in the United States or any qualified foreign country (the "publicly-traded requirement").

The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the country of incorporation of each of our subsidiaries that has earned shipping income from sources within the United States as a qualified foreign country.  Accordingly, we and each such subsidiary satisfy the country of organization requirement.

Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the ownership requirement.  However, as described below, we believe that we will be able to satisfy the publicly-traded requirement.

Our stock was "primarily traded" on the Oslo Stock Exchange, an established securities market in a qualified foreign country, during 2008.  The final regulations provide, in pertinent part, that our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock, by vote and value, is owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding shares of that stock (the "5% Override Rule").  The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries ("qualified shareholders") own sufficient shares of our stock to preclude non-qualified shareholders from owning 50% or more of the total vote and value of our stock for more than half the number of days during the taxable year (the "5% Override Exception").

Based on our public shareholdings for 2008, we were not subject to the 5% Override Rule for 2008 in respect of all U.S. source shipping income.  Therefore, we believe that in respect of all U.S. source shipping income we satisfy the publicly-traded requirement and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under Code Section 883 in respect of our respective U.S. source shipping income.  To the extent that we are subject to the 5% Override Rule in future years (as a result of changes in the ownership of our shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under Code Section 883, our U.S.-source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Code Section 883

To the extent the benefits of Code Section 883 are unavailable with respect to any item of U.S. source income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% tax imposed by Code Section 887 on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2008, we and our subsidiaries would be subject to tax under Code Section 887 in the aggregate amount of $253,000.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under Code Section 883 in respect of our respective U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source income should likewise be exempt from tax under Code Section 883.  If we and our subsidiaries are unable to qualify for exemption from tax under Code Section 883, the seller of such vessel may be considered to be engaged in the conduct of a U.S. trade or business.  As a result, any gain on the sale of a vessel may be subject to U.S. federal income tax as "effectively connected" income at a combined rate of up to 54.5%.  However, to the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to "effectively connected" income.

U.S. Taxation of U.S. Holders

The term "U.S. Holder" means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, and owns our common shares as a capital asset, generally, for investment purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates (through 2010) provided that the non-corporate U.S. Holder has owned our stock for more than 60 days in the 121-day period beginning 60 days before the date on which our stock becomes ex-dividend and certain other conditions are satisfied.  However, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a non-corporate U.S. Holder.  Legislation has been introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.  Any dividends paid by us, which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.

Distributions in  excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his or her common shares, and thereafter as a taxable capital gain.

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

Passive Foreign Investment Company

Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if we are treated as a "passive foreign investment company" for U.S. federal income tax purposes.  We will be a "passive foreign investment company" if either:

•	at least 75% of our gross income in a taxable year is passive income; or

•	at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock.  To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so.  This income should be treated as services income, which is not passive income for passive foreign investment company purposes.  We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we are not currently a passive foreign investment company and do not expect to be a passive foreign investment company in the foreseeable future.  However, there can be no assurance that we will not become a passive foreign investment company in any future year.

If we become a passive foreign investment company (and regardless of whether we remain a passive foreign investment company), each U.S. Holder who is treated as owning our shares during any period in which we are so classified, would be liable to pay tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain excess distributions and upon disposition of our shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. Holder's entire holding period of our shares.  An excess distribution generally includes dividends or other distributions received from a passive foreign investment company in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the passive foreign investment company during a specified base period.  The tax at ordinary rates and interest resulting from an excess distribution would not be imposed if the U.S. Holder makes a mark-to-market election, as discussed below.

In some circumstances, a shareholder in a passive foreign investment company may avoid the unfavorable consequences of the passive foreign investment company rules by making a qualified electing fund election.  However, a U.S. Holder cannot make a qualified electing fund election with respect to us unless we comply with certain reporting requirements.  We do not intend to provide the information necessary to meet such reporting requirements.

If we become a passive foreign investment company and, provided that, as is currently the case, our stock is treated as "marketable stock," a U.S. Holder may make a mark-to-market election with respect to our shares.  Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. Holder's adjusted basis in the shares is included in the U.S. Holder's income as ordinary income.  In addition, the excess, if any, of the U.S. Holder's adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the shares that the U.S. Holder included in income in previous years.  If a U.S. Holder makes a mark-to-market election after the beginning of its holding period, the U.S. Holder does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the U.S. to you will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	provide us with an incorrect taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Backup withholding is not an additional tax.  Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service, provided that the required information is furnished to the Internal Revenue Service.

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate, duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by, or dividends or other distributions paid to U.S. Holders of common shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Holders of common shares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

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

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our Consolidated Financial Statements.  Further information on our exposure to market risk is included in Note 27 to the Consolidated Financial Statements.

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

As of December 31, 2008, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $795.4 million (2007: $434.3 million).  The principal of the loans and net capital lease obligations (net of restricted cash) outstanding as of December 31, 2008 was $1,010.7 million (2007: $1,012.5 million).  Based on our floating rate debt at December 31, 2008, a one-percentage point increase in the floating interest rate would increase interest expense by $2.0 million per annum.  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2008, see Note 27 to the Consolidated Financial Statements.

Foreign currency risk.  Except in the course of our vessel leases and FSRU conversions, the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBPs, in relation to our administrative office in the UK and operating expenses incurred in a variety of foreign currencies.  Based on our ongoing GBP expenses for 2009, a 10% depreciation of the U.S. Dollar against GBP would increase our expenses by approximately $0.8 million.

            We are exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations.  We use cash from the deposits to make payments in respect of our leases.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.  Among other things, movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits.  Based on these lease obligations and related cash deposits as at December 31, 2008, a 10% appreciation in the U.S. Dollar against GBP would give rise to an increase in our financial expenses of approximately $0.4 million.

In April 2004, we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP.  However, the cash deposit, which secures the letter of credit, which is used to secure the lease obligation, is significantly less than the lease obligation itself. We refer to this as a "funded" lease.  We are therefore exposed to currency movements on the difference between the lease obligation and the cash deposit, approximately $105.6 million as at December 31, 2008 (2007:$116.3 million).  In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations.  We could be exposed to a currency fluctuation risk if we terminated this lease.

We are exposed to some extent in respect of the various FSRU conversion projects we are undertaking.  The costs of these conversions are mainly denominated in Euros, Singapore Dollars and Norwegian Kroners.  In order to limit our exposure to foreign currency fluctuations, we have entered into foreign currency forward contracts.  As of July 10, 2009, we have fixed the exchange rate of approximately 60% of the expected total foreign currency denominated cost of our conversion projects.  A 10% depreciation of the U.S. Dollar against the currencies we have not hedged would increase our remaining expected conversion cost by approximately $3.7 million.

Since January 1, 2008, we have changed the base currency of the majority of our seafaring officers from U,S. Dollars to Euros.  Based on the expected crew costs for 2009, a 10% depreciation of the U.S. Dollar against Euro would increase our crew cost by approximately $1.6 million.

Equity price risk.  As a result of our holding of treasury shares and an equity swap in our own securities, terminating in January 2009, as of December 31, 2008 we are effectively exposed to the movement in our share price in respect of 350,000 treasury shares and 300,000 shares under an equity swap (2007: 400,000 treasury shares and nil shares under equity swaps).  The equity swap terminated in January 2009, resulting in a realized gain of $0.2 million (net of the mark-to-market adjustment).  Since then we have entered into additional equity swap arrangements with the same counterparty and under similar terms for a maximum of 300,000 shares, the current swap expires in November 2009.  As of July 10, 2009, a total of 300,000 shares had been purchased under this scheme.

In addition to the above equity swap transactions indexed to our own securities, in July 2008 we entered into an equity swap arrangement with an international bank for a term of one year in respect of the shares of Arrow Energy Limited, or Arrow, a company listed on the Australian stock exchange.  As of December 31, 2008, we are exposed to the movement in the share price of 12,973,000 shares in Arrow (2007: nil).  We have estimated that a 10% reduction in Arrow's share price below the value at December 31, 2008 would result in an adverse fair value adjustment of approximately $2.5 million, depending to a degree on the counterparty's funding costs and dividend payments.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not Applicable

B. Warrants and rights

Not Applicable

C. Other securities

Not Applicable

D. American depository shares

Not Applicable

ITEM 13.   DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

 ITEM 15T.   CONTROLS AND PROCEDURES

(a)       Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2008.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2008.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

(c)        Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of the consolidated financial statements.

(d)        Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Fiscal year ended December 31, 2008                                               $794,211
Fiscal year ended December 31, 2007                                               $1,657,141

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

Fiscal year ended December 31, 2008                                               $0
Fiscal year ended December 31, 2007                                               $0

(c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2008                                                 $0
Fiscal year ended December 31, 2007                                                 $0

(d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2008                                                 $1,714,000
Fiscal year ended December 31, 2007                                                 $0

(e)  Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.  All services provided by the principal auditor in 2008 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2007, we announced that the board of directors had authorized the repurchase of up to 1,000,000 of our common stock in the open market.  During the period from November 2007 to December 2007, we repurchased 400,000 shares with a total value of $8,202,000.  For the year ended December 31, 2008, we did not acquire any further shares under the plan, but we made piecemeal disposals of an aggregate of 50,000 shares upon exercise of share options, bringing our total holding of treasury shares to 350,000 as at December 31, 2008.  Accordingly, the remaining shares that may be repurchased under the plan is 600,000.

In June 2008, we entered into a new equity swap line with a bank, for an original term of six months, whereby the bank may acquire up to a maximum of 1.0 million shares in Golar during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares.  The bank is compensated at their cost of funding plus a margin.  As of December 31, 2008, the bank had acquired 300,000 Golar shares under the programme at an average price of $19.52.  The equity swap terminated in January 2009, resulting in a realized gain of $0.2 million. Since then we have entered into additional equity swap arrangements with the same counterparty under similar terms for a maximum of 300,000 shares.  The current equity swap expires in November 2009.  As of July 10, 2009, a total of 300,000 shares had been purchased under this scheme.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, the Company is exempt from many of the Nasdaq corporate governance requirements.  In accordance with the Nasdaq rules, the practices followed by the Company in lieu of these requirements are described below:

Independence of directors. Consistent with Bermuda law, we are exempt from Nasdaq's requirement to maintain three independent directors.  We currently have three members of the board of directors, Frixos Savvides, Kate Blankenship and Hans Petter Aas, who are independent according to Nasdaq's standards for independence.

Audit Committee. Consistent with Bermuda law, we are exempt from certain Nasdaq requirements regarding our audit committee.  The Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors.

Compensation Committee. In lieu of a compensation committee comprised of independent directors, the full board of directors determines compensation.

Nomination Committee. In lieu of a nomination committee comprised of independent directors, the full board of directors regulates nominations.

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of designated securities, consistent with Bermuda law, the Company's board of directors approves share issuances.

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the Consolidated Financial Statements and the notes to the Consolidated Financial Statements appearing on pages F-1 through F-47.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual report:

Number	Description of Exhibit
1.1*
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2*	Amended Bye-Laws of Golar LNG Limited dated September 28, 2007, incorporated by reference to Exhibit 1.2 of the Company's Annual report on Form 20-F for fiscal year ended December 31, 2007.
1.3*	Certificate of Incorporation as adopted on May 11, 2001, incorporated by reference to Exhibit 1.3 of the Company's Original Registration Statement.
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
15.1*
Korea Line Corporation financial statements for the year ended December 31, 2006 provided pursuant to Regulation S-X, Rule 3-09 incorporated by reference to exhibit 15.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

* Incorporated herein by reference.

GOLAR LNG LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flow present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries (the "Company") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's report in Item 15 of the 20-F filing.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s / PricewaterhouseCoopers LLP
West London, United Kingdom
July 10, 2009

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
(in thousands of $, except per share data)

	Note	2008	2007	2006
Operating revenues
Time charter revenues		228,779	224,674	239,697
Total operating revenues		228,779	224,674	239,697

Gain on sale of vessel/newbuilding	15	78,108	41,088	-

Operating expenses
Vessel operating expenses		61,868	52,986	44,490
Voyage and charter-hire expenses		33,126	10,763	9,582
Administrative expenses		17,815	18,645	13,657
Depreciation and amortization		62,005	60,163	56,822
Gain on sale of long-lived asset		(430)	-	-
Impairment of long-lived assets	6	110	2,345	-
Total operating expenses		174,494	144,902	124,551
Operating income		132,393	120,860	115,146

Gain on sale of available-for-sale securities	11	-	46,276	-

Financial income (expenses)
Interest income		45,828	54,906	40,706
Interest expense		(96,489)	(112,336)	(101,298)
Other financial items, net	7	(82,100)	(8,162)	8,436
Net financial expenses		(132,761)	(65,592)	(52,156)
(Loss) income before equity in net earnings of investees, income taxes and minority interest		(368)	101,544	62,990
Minority interest in net income of subsidiaries		(6,705)	(6,547)	(7,049)
Income taxes	8	(510)	299	(1,257)
Equity in net earnings of investees	11	(2,406)	13,640	16,989
Gain on sale of investee	11	-	27,268	-
Net (loss) income		(9,989)	136,204	71,673
Per common share amounts:
(Loss) earnings - Basic	9	$(0.15)	$2.09	$1.09
(Loss) earnings - Diluted	9	$(0.15)	$2.07	$1.05
Cash dividends declared and paid		$1.00	$2.25	-

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2008, 2007, and 2006
(in thousands of $)

	Note	2008	2007	2006

Net (loss) income		(9,989)	136,204	71,673

Other comprehensive (loss) income, net of tax:
(Losses) gains associated with pensions	22	(1,821)	1,562	-
Recognition of minimum pension liability		-	-	77
Unrealized (losses) gains on marketable securities held by the Company and investee	7	(399)	13	(88)
Other-than-temporary impairment of available-for-sale securities reclassified to the income statement	7	399	-	-
Unrealized net loss on qualifying cash flow hedging instruments	27	(25,916)	-	-

Other comprehensive (loss) income		(27,737)	1,575	(11)

Comprehensive (loss) income		(37,726)	137,779	71,662

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2008 and 2007
(in thousands of $)
	Note	2008	2007
ASSETS
Current Assets
Cash and cash equivalents		56,114	185,739
Restricted cash and short-term investments	18	60,352	52,106
Trade accounts receivable	13	11,352	11,369
Other receivables, prepaid expenses and accrued income	14	11,666	16,262
Amounts due from related parties		538	712
Inventories		4,748	4,133
Total current assets		144,770	270,321
Long-term assets
Restricted cash	18	557,052	792,038
Equity in net assets of non-consolidated investees	11	30,924	14,023
Vessels and equipment, net	15	668,141	659,018
Vessels under capital leases, net	16	893,172	789,558
Deferred charges	17	10,292	8,388
Other non-current assets	19	55,378	40,264
Total assets		2,359,729	2,573,610

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	23	71,395	80,037
Current portion of obligations under capital leases	24	6,006	5,678
Trade accounts payable		21,454	6,079
Accrued expenses	20	25,929	28,986
Amounts due to related parties		140	176
Other current liabilities	21	142,105	25,253
Total current liabilities		267,029	146,209
Long-term liabilities
Long-term debt Obligations under capital leases	23 24	737,226 784,421	735,629 1,024,086
Other long-term liabilities	25	77,220	78,171
Total liabilities		1,865,896	1,984,095
Commitments and contingencies (See Note 30)
Minority interest		41,688	36,983

Stockholders' equity
Share capital 67,576,866 common shares of $1.00 each issued and outstanding	26	67,577	67,577
Treasury shares	26	(6,834)	(8,201)
Additional paid-in capital		291,952	288,672
Accumulated other comprehensive loss		(34,639)	(6,902)
Retained earnings		134,089	211,386
Total stockholders' equity		452,145	552,532
Total liabilities and stockholders' equity		2,359,729	2,573,610

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
(in thousands of $)

	Note	2008	2007	2006
Operating activities
Net (loss) income		(9,989)	136,204	71,673
Adjustments to reconcile net (loss) income to net cash
Provided by operating activities:
Depreciation and amortization		62,005	60,163	56,822
Amortization of deferred charges		2,773	1,072	1,644
Undistributed earnings of non-consolidated investees		2,406	(12,422)	(15,809)
Gain on sale of available-for-sale securities		-	(46,276)	-
Gain on sale of vessel and newbuilding and long-lived assets		(78,108)	(41,088)	-
Gain on sale of long-lived assets		(430)	-	-
Gain on sale of investee		-	(27,268)	-
Gain on termination of equity swap		(832)	(7,438)	-
Compensation cost related to stock options		3,092	5,962	2,790
Income attributable to minority interests		6,705	6,547	7,049
Unrealized foreign exchange (gains) losses		(42,767)	2,309	17,644
Fixed-rate debt settlement costs		8,998	-	-
Drydocking expenditure		(19,598)	(14,694)	(5,864)
Impairment of long-lived assets		110	(2,345)	-
Other than temporary impairment of available-for-sale securities	7	1,871	-	-
Trade accounts receivable		2,133	(7,194)	(3,824)
Inventories		(725)	(857)	1,465
Prepaid expenses, accrued income and other assets		4,715	8,636	(12,234)
Amount due from/to related companies		138	(11)	(1,394)
Trade accounts payable		12,778	(1,130)	6,057
Accrued expenses		(2,158)	(2,504)	3,668
Interest element included in long-term lease obligations		1,908	3,163	5,067
Other current liabilities		93,470	12,226	(17,535)
Net cash provided by operating activities		48,495	73,055	117,219
Investing activities
Additions to newbuildings		-	(1,103)	(240,906)
Additions to vessels and equipment		(322,183)	(47,041)	(16,673)
Long-term restricted cash		42,352	211	5,064
Investment in associated companies		(25,970)	-	(15,887)
Investment in available-for-sale securities		(2,372)	-	-
Proceeds from disposal of long-lived assets		233,244	92,618	-
Proceeds from sale of investments in available-for-sale securities		165	93,688	-
Proceeds from sale of investments in investees		-	77,907	2,248
Settlement on termination of equity swaps		(538)	7,974	-
Restricted cash and short-term investments		(8,246)	181	(2,839)
Net cash (used in) provided by investing activities		(83,548)	224,435	(268,993)

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
(Continued)
(in thousands of $)
	Note	2008	2007	2006
Financing activities
Proceeds from long-term debt	23	370,000	120,000	120,000
Proceeds from long-term capital lease obligations	24	-	-	102,983
Repayments of long-term capital lease obligations		(5,497)	(4,770)	(3,860)
Repayments of long-term debt		(377,044)	(180,693)	(69,390)
Financing costs paid		(13,600)	(168)	(1,370)
Cash dividends paid		(67,438)	(145,772)	-
Dividends paid to minority shareholders	28	(2,000)	(2,000)	(2,200)
Payments to repurchase equity		-	(31,024)	-
Proceeds from disposal of treasury shares on exercise of stock options (including receipt of dividends)		1,007	-	-
Proceeds from issuance of equity on exercise of stock options		-	715	-
Proceeds from issuance of equity		-	75,345	-
Net cash (used in) provided by financing activities		(94,572)	(168,367)	146,163
Net (decrease) increase in cash and cash equivalents		(129,625)	129,123	(5,611)
Cash and cash equivalents at beginning of period		185,739	56,616	62,227
Cash and cash equivalents at end of period		56,114	185,739	56,616

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		62,768	68,306	65,068
Income taxes paid		575	1,030	865

 The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended
 December 31, 2008, 2007 and 2006
(in thousands of $)

	Note	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005		65,562	-	210,532	(5,815)	164,275	434,554

Net income		-	-	-	-	71,673	71,673
Grant of share options		-	-	1,725	-	-	1,725
Equity in gain on disposal of treasury shares by investee		-	-	1,754	-	-	1,754
Other comprehensive loss		-	-	-	(11)	-	(11)
Adjustments to initially apply SFAS 158		-	-	-	(2,651)	-	(2,651)

Balance at December 31, 2006		65,562	-	214,011	(8,477)	235,948	507,044

Net income		-	-	-	-	136,204	136,204
Cash dividends		-	-	-	-	(145,772)	(145,772)
Grant of share options		-	-	6,838	-	176	7,014
Exercise of share options		56	-	377	-	282	715
Equity in gain on disposal of treasury shares by investee		-	-	856	-	-	856
Gain on issuance of shares by investees		-	-	574	-	-	574
Other comprehensive income		-	-	-	1,575	-	1,575
Share issue		3,200	-	72,146	-	-	75,346
Repurchase and cancellation of ordinary shares		(1,241)	-	(6,130)	-	(15,452)	(22,823)
Purchase of treasury shares		-	(8,201)	-	-	-	(8,201)

Balance at December 31, 2007		67,577	(8,201)	288,672	(6,902)	211,386	552,532

Net loss		-	-	-	-	(9,989)	(9,989)
Cash dividends		-	348	-	-	(67,438)	(67,090)
Grant of share options		-	-	3,092	-	-	3,092
Disposal of treasury shares on exercise of share options		-	1,019	(479)	-	130	670
Gain on issuance of shares by investees		-	-	667	-	-	667
Other comprehensive loss		-	-	-	(27,737)	-	(27,737)

Balance at December 31, 2008		67,577	(6,834)	291,952	(34,639)	134,089	452,145

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey") and of Seatankers Management Co. Ltd ("Seatankers"), which were controlled by Mr. John Fredriksen. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2008, World Shipholding Limited, a company indirectly controlled by Mr. John Fredriksen owned 45.97% (2007: 45.97%) of Golar.

As of December 31, 2008, the Company operated a fleet of thirteen LNG carriers and floating storage regasification units ("FSRUs"), six of which are currently employed under long-term charter contracts.  As of July 2009, the Company leased in eight of its vessels under long-term lease agreements, owned three vessels including a 60% ownership interest in one other vessel, the Golar Mazo, and chartered-in one vessel under a short-term charter.  The Company also has a 50% equity interest in a fourteenth vessel.

2.	ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.  Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated.

A variable interest entity is defined by Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities ("FIN 46R" ) as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

FIN 46(R) requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.  See note 23, describing the arrangements under the Gracilis Loan facility and note 24 in respect of the Five Ships Leases.

Investments in companies over which the Company exercises significant influence but, does not consolidate are accounted for using the equity method.  The Company records its investments in equity-method investees on the consolidated balance sheets as "Equity in net assets of non-consolidated investees" and its share of the investees' earnings or losses in the Consolidated Statements of Operations as "Equity in net earnings of investees."  The difference, if any, between the purchase price and the book value of the Company's investments in equity method investees is included in the accompanying Consolidated Balance Sheets in "Equity in net assets of non-consolidated investees."

Investments in which the Company has a majority interest but in which it does not control, due to the participating rights of minority interests, are accounted for using the equity method.

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

Under time charters, voyage expenses are paid by the Company's customers.  Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs.  These expenses are recognized as incurred.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accrual basis, to the value of $0.7 million, $nil and $nil for the years ended December 31, 2008, 2007 and 2006, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees.

Gain on sale of vessels/newbuildings

Gain on sale of vessels or newbuildings is recognized when all risks have been transferred and are determined by comparing proceeds received with the carrying value of the vessel or newbuilding.

Cash and cash equivalents

The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and deposits made in accordance with its contractual arrangements under Equity Swap Line facilities.  The Company considers all short-term investments as held to maturity in accordance with Statement of Financial Accounting Standards No.115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").  These investments are carried at amortized cost.  The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels' remaining useful economic lives.  Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years.  For vessels that are newly built or acquired, the Company has adopted the "built-in overhaul" method of accounting.  The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets.  The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Useful lives applied in depreciation are as follows:

Vessels	40 years
Deferred drydocking expenditure	two to five years
Office equipment and fittings	three to six years

Interest costs capitalized in connection with the conversion of vessels into LNG Floating Storage Regasification Units ("FSRUs") for the years ended December 31, 2008, 2007 and 2006 were $1.7 million, $0.5 million and $nil, respectively.

Vessels under capital lease

The Company leases certain vessels under agreements that have been accounted for as capital leases in accordance with Statement of Financial Accounting No. 13, Accounting for Leases ("SFAS 13"). Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels.   Interest expense is calculated at a constant rate over the term of the lease.

Deferred credit from capital leases

In accordance with Statement of Financial Accounting Standard No. 28, Accounting for Sales with Leasebacks ("SFAS 28"), income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets.  (See note 25) Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived asset may not be recoverable.  When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

In the fourth quarter of 2008, the Company determined the decline in the Company's share price and deteriorating macro economic environment were an indication of potential impairment of its long-lived assets.  The Company assessed the potential impairment of its vessels and other long-lived assets by comparing the expected undiscounted cash flows of its long-lived assets to their respective carrying values.  The Company concluded there was no impairment of its long-lived assets as of the fourth quarter 2008.  The outlook for the world economy is currently uncertain and therefore it is possible that the Company's business prospects could decline over the next year.  This could represent a triggering event for a further assessment of the carrying value of the Company's long-lived assets and may lead to a write-down of these assets.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan.  Amortization of deferred loan costs is included in "Other financial items, net" in the Consolidated Statement of Operations.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Marketable securities

In accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity, ("SFAS 115") the Company's investments in marketable securities in which the Company does not have the ability to exercise significant influence over the investee are classified as available-for-sale securities and are carried at fair value.  Net unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method.

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change of circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment.  The Company records an impairment charge through current-period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate that an impairment charge through earnings may not be required.  If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.  The Company records these investments within "Other non-current assets" in the Consolidated Balance Sheet.

Unlisted investments

Unlisted investments in which the Company holds less than a 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company records these investments within "Other non-current assets" in the Consolidated Balance Sheet.

Derivatives

The Company uses derivatives to reduce market risks associated with its operations.  The Company uses interest rate swaps for the management of interest rate risk exposure.  The interest rate swaps effectively convert a portion of the Company's debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

The Company seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

From time to time the Company enters into equity swaps.  Under these facilities the Company swaps with its counterparty (usually a major bank) the risk of fluctuations in the Company's share price and the benefit of any dividends, for a fixed payment of LIBOR plus margin.  The counterparty may acquire shares in the Company to hedge its own position.  However, there is no obligation by the Company to purchase any shares from the counterparty.  In addition the Company may also enter into equity swap arrangements indexed to other companies.

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.   Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet.  Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities."  The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivatives and Hedging Activities ("SFAS 133"). For derivative instruments that are not designated or do not qualify as hedges under SFAS 133, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in "Other financial items, net".

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item.  This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge.  If the derivative is an effective hedge changes in the fair value are initially recorded as a component of accumulated other comprehensive income in stockholders' equity.  The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness.  The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

In the periods when the hedged items affect earnings, the associated fair value changes on the hedged derivatives are transferred from stockholders' equity to the corresponding earnings line item on the settlement of a derivative.  The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in earnings.  If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in stockholders' equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense).  If the hedged items are no longer probable of occurring, amounts recognized in stockholders' equity are immediately reclassified to earnings.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Foreign currencies

The Company's and its subsidiaries' functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars.  The Company's reporting currency is U.S. dollars.

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

Fair Value measurements

Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"), provides guidance for using fair value to measure assets and liabilities.  Previously, guidance for the applying fair value was incorporated in several accounting pronouncements.  SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Stock-based compensation

Under Statement of Financial Accounting Standard No.123(R), Share-Based Payment ("SFAS 123(R)") the Company is required to expense the fair value of stock options issued to employees over the period the options vest.  The Company amortizes stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the award - the requisite service (vesting) period.  No compensation cost is recognized for stock options for which employees do not render the requisite service.  The fair value of employee share options is estimated using the Black-Scholes option-pricing model.

Earnings per share

In accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS 128"), basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS.  Treasury shares are not included in the calculation.  Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.  Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Pensions

Defined benefit pension costs, assets and liabilities are recognized in accordance with Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, ("SFAS 158"), which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  SFAS 158 requires full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period.

Operating leases
In accordance with SFAS 13, initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term.   Rental income and expense are amortized over the lease term on a straight-line basis.

Income taxes

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48").  The Company adopted the provisions of FIN 48 on January 1, 2007.  FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  On initial adoption of FIN 48 there was no change to the Company's financial position.

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

Comprehensive Income
The Company follows Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income and its components in the Consolidated Financial Statements.

As at December 31, 2008 and 2007, the Company's accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2008	2007
Unrealized net loss on qualifying cash flow hedging instruments	(25,916)	-
(Losses) gains associated with pensions	(8,723)	(6,902)
	(34,639)	(6,902)

Gain on issuance of shares by investees
The Company recognizes a gain or loss when an equity method investee issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in the Company's ownership interest in the investee.  The gain or loss is recorded in the line "Additional paid-in capital."

Treasury shares
Treasury shares are recognized as a separate component of equity at cost.  Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

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

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2008. Unless otherwise indicated, we own 100 per cent of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Gas Holding Company Inc.	Marshall Islands	Holding Company and leases four vessels
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Gotaas-Larsen Shipping Corporation	Marshall Islands	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company. (60% ownership)	Republic of Liberia	Owns Golar Mazo
Golar LNG 1444 Corporation	Republic of Liberia	Previously owned the Golar Frost
Golar LNG 1460 Corporation	Marshall Islands	Owns Gracilis
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2226 Corporation	Marshall Islands	Leases Grandis
Golar LNG 2234 Corporation	Republic of Liberia	Owns Granosa
Golar International Ltd.	Republic of Liberia	Vessel management
Gotaas-Larsen International Ltd.	Republic of Liberia	Vessel management
Golar Maritime Limited	Bermuda	Management
Golar Management Limited	United Kingdom	Management
Golar Freeze (UK) Limited	United Kingdom	Operates Golar Freeze
Golar Khannur (UK) Limited	United Kingdom	Operates Khannur
Golar Gimi (UK) Limited	United Kingdom	Operates Gimi
Golar Hilli (UK) Limited	United Kingdom	Operates Hilli
Golar Spirit (UK) Limited	United Kingdom	Operates and leases Golar Spirit
Golar Winter (UK) Limited	United Kingdom	Operates Golar Winter
Golar 2215 (UK) Limited	United Kingdom	Operates Methane Princess
Golar 2226 (UK) Limited	United Kingdom	Operates Grandis
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management company
Golar Trading Corporation	Marshall Islands	Charters-in vessels under operating leases
Golar FSRU 1 Corporation	Marshall Islands	Contracted for the conversion of the Golar Spirit to a Floating Storage Regasification Unit ("FSRU")

Name	Jurisdiction of Incorporation	Purpose
Golar FSRU 2 Corporation	Marshall Islands	Contracted for the conversion of the Golar Freeze into a FSRU
Golar FSRU 3 Corporation	Marshall Islands	Contracted for the conversion of the Golar Winter into a FSRU
Golar Energy Limited	Cyprus	Holds licence for the construction of a floating power station for the generation of electricity
Golar Offshore Toscana Limited	Cyprus	Holds investment in associate, OLT Offshore LNG Toscana S.p.A
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar Partners Operating LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Partners LP – Limited Partnership	Marshall Islands	Holding company

4.	RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2007, the Financing Accounting Standards Board ("FASB") issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements, which requires (1) non-controlling interests (previously referred to as minority interest) to be reported as part of equity in the consolidated financial statements, (2) losses to be allocated to be non-controlling interests even when such allocation might result in a deficit balance, (3) notes that changes in ownership will be treated as equity transactions, (4) notes that upon  a loss of control any gain or loss on the interest sold will be recognized in earnings, and; (5) notes that reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between controlling and non-controlling interests.  It is effective for annual periods beginning after December 15, 2008.  On adoption of FAS 160, except for the reclassification of Minority interest to Equity, the adoption of this standard is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS 141(R), Business Combinations, which proposes many changes to current accounting for business combinations including as follows: (1) expands the definition of a business and a business combination, (2) requires acquiring entities to record 100% of all assets and liabilities, (3) requires certain contingent assets and liabilities as well as contingent consideration to be recognized at fair values at the acquisition date, (4) notes that in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings and; (5) notes that asset values will no longer be reduced when an acquisition results in a bargain purchase, instead the bargain purchase will result in an income statement gain.  It is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  On adoption of FAS 141(R), is not expected to have a material impact on the Company's consolidated results of operations, financial position and cash flows.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, or FAS 161.  This Statement amends and expands the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, or FAS 133.  FAS 161 applies to all derivative instruments and related hedged items accounted for under FAS 133, and requires entities to provide greater transparency about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (3) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows.  Since FAS 161 is effective for fiscal periods beginning after November 15, 2008 and since FAS 161 applies only to financial statement disclosures, the adoption of FAS 161 is not expected to have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In February 2008, the FASB issued Staff Position No. 157-2, Partial Deferral of the Effective Date of Statement 157 ("FSP 157-2").  FSP 157-2 delays the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008.  As a result, the application of FAS 157 for the definition and measurement of fair value and related disclosures for all financial assets and liabilities was effective for annual periods beginning January 1, 2008 on a prospective basis.  This adoption did not have a material impact on the Company's consolidated results of operations or financial condition.  The remaining aspects of FAS 157, for which the effective date was deferred under FSP 157-2, relate to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis.  This deferral applies to items such as long-lived asset groups measured at fair value for an impairment assessment.  The effects of the remaining aspects of FAS 157 are to be applied to fair value measurements prospectively beginning January 1, 2009.  The Company does not expect the implementation of FAS 157 for nonfinancial assets and liabilities to have a material impact on the Company's consolidated results of operations or financial condition.

In October 2008, the FASB issued FSP No. FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3").  FSP 157-3 clarifies the application of FAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active.  The Company has considered the guidance provided by FSP 157-3 and has determined that the impact did not materially affect the Company's consolidated financial position and results of operations.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, or FAS 162.  FAS 162 identifies the sources of accounting principles and the framework for selecting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the U.S.  FAS 162 simply formalizes the application of GAAP within the accounting literature established by the FASB, and is not generally expected to result in any changes to accounting practice.  It is effective beginning July 1, 2009.  FAS 162 is not expected to have a material impact on the Company's consolidated results of operation, financial position or cash flows.

5.	SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG vessel market.  During 2008, 2007 and 2006, the vast majority of the Company's fleet operated under time charters and in particular with three charterers, Pertamina, BG Group plc and Shell. Pertamina is the state-owned oil and gas company of Indonesia.  BG Group plc and Shell are both head quartered in the United Kingdom.  In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve.  These routes can be worldwide.  Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

In the years ended December 31, 2008, 2007 and 2006, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	2008		2007		2006
BG Group plc	75,119	33%	84,930	38%	87,334	37%
Shell	85,323	37%	58,786	26%	43,610	18%
Pertamina	37,066	16%	37,247	17%	61,913	26%

6.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived asset may not be recoverable.  During the fourth quarter of 2008, the Company considered the deterioration in the economic environment including the significant decline in its stock price were potential indicators of impairment of its vessels.  The Company assessed the potential impairment of its vessels by comparing the undiscounted cash flows of its vessels to their carrying values over the existing service potential of the vessels.  The Company concluded that there was no impairment of its vessels.

However, in respect of parts ordered for the FSRU conversion project that were deemed not necessary for the completion of the conversion of the Golar Spirit, the Company incurred impairment charges for the years ended December 31, 2008, 2007 and 2006 totalling $0.1 million, $2.3 million, and $nil, respectively.  In 2008, some of these parts were sold recognizing a gain on sale of $0.4 million.  As of December 31, 2008, the total carrying value of the remaining equipment (net of the impairment provision) is $15.4 million.

7.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2008	2007	2006
Amortization of deferred financing costs	(2,773)	(1,928)	(1,644)
Financing arrangement fees and other costs	(9,265)	(818)	(1,106)
Finance transaction-related costs previously capitalized	(4,189)	-	-
Other than temporary impairment of available-for-sale securities	(1,871)	-	-
Mark-to-market adjustment for interest rate swap derivatives (See note 27)	(30,459)	(13,689)	5,921
Mark-to-market adjustment for foreign currency derivatives (See note 27)	(60,531)	2,658	20,831
(Loss) gain on termination of equity swap derivatives (including mark-to-market adjustment) (See note 27)	(8,748)	7,438	(777)
Natural gas forward contract (See note 27)	-	386	2,045
Foreign exchange gain (loss) on capital lease obligations and related restricted cash, net	43,047	(2,308)	(17,644)
Foreign exchange (loss) gain on operations	(7,688)	99	810
Other	377	-	-
	(82,100)	(8,162)	8,436

Amortization of deferred financing costs includes an amount of $1.5 million for the year ended December 31, 2008.  This represents the write-off of deferred finance charges relating to the refinancing of the Methane Princess loan and the Golar Spirit portion of the Golar Gas Holdings loan in November 2008.

Finance arrangement fees and other costs of $9.3 million for the year ended December 31, 2008 includes fixed-rate debt settlement costs of $9.0 million arising from the refinancing of the Methane Princess loan in connection with the new Golar LNG Partners revolving credit facility entered into in September 2008.  At the time of the refinancing $125 million of the Methane Princess loan facility was fixed-rate debt.  Accordingly, simultaneous with the refinancing of the original debt the fixed rate debt portion was cancelled resulting in the charge.  However, the Company immediately entered into interest rate swaps for a similar amount of debt at a lower interest rate.

Finance transaction-related costs of $4.2 million refer to costs previously capitalized associated with the Company's plans to separate the Company's long-term charters from other business opportunities.  These costs were written-off in 2008.

For 2008, the Company recognized other-than-temporary impairments on available-for-sale securities (as defined under SFAS 115) totalling $1.9 million.  During the first three quarters of 2008, the Company recognized unrealized losses on available-for-sale securities totalling $0.4 million.  These unrealized losses were recognized and presented as a component of other comprehensive income.  During the fourth quarter of 2008, the Company concluded unrealized losses on available-for-sale securities were other-than-temporary based on the severity of the decline in the market value versus the cost basis.  Consequently, amounts previously recognized as unrealized losses and presented as a component of other comprehensive income, were reclassified and recognized within the income statement.  In addition, the Company recognized losses from impairment on available-for-sale securities totalling $1.5 million immediately in the income statement in the fourth quarter of 2008.

8.	TAXATION

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, on January 1, 2007.  However, the adoption of FIN 48 did not result in any change to the Company's liability for unrecognized tax benefits.

The components of income tax expense are as follows:

(in thousands of $)	2008	2007	2006
Current tax expense:
U.S.	-	-	234
U.K.	433	(299)	1,023
Brazil	805	-	-
Total current expense	1,238	(299)	1,257
Deferred tax expense (income):
U.K.	(728)	-	-
Total income tax expense (income)	510	(299)	1,257

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets certain requirements.  Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations.  The management of the Company believes that it satisfied these requirements and therefore by virtue of the above provisions, it was not subject to tax on its U.S. source income, except in the case of certain intra group income during 2006 for which a provision of $0.2 million has been made.

A reconciliation between the income tax expense resulting from applying either the U.S. Federal or Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the consolidated financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

United Kingdom

Current taxation charge of $0.4 million, income of $0.3 million and charge of $1.0 million for the years ended December 31, 2008, 2007 and 2006, respectively, relates to taxation of the operations of the Company's United Kingdom subsidiaries, which includes amounts paid by one of the U.K. subsidiary's branch office in Oslo.  Taxable revenues in the U.K. are generated by U.K. subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of eight of Golar's vessels.  These vessels are sub-leased from other non-U.K. Golar companies, which in turn are leased from financial institutions.  The statutory tax rate in the U.K. is currently 28%.

In December 2007, the U.K. tax authorities commenced an examination of the Company's U.K. income tax returns for 2006.  As of December 31, 2008, the examination remains ongoing.  The Company does not anticipate that this examination will result in a significant change to its financial position.  As at December 31, 2008, the 2008 U.K. income tax returns had not been filed.  Accordingly, once filed these and the years 2007, 2006, 2005 and 2004 remain open for examination by the U.K. tax authorities.

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company recorded deferred tax assets of $0.9 million and $0.2 million at December 31, 2008 and 2007, respectively which have been classified as non-current and included within other long-term assets (See note 19).  These assets relate to differences for depreciation, pension liabilities and net operating losses carried forward.

Brazil

Current taxation charge of $0.8 million, $nil and $nil for the years ended December 31, 2008, 2007 and 2006, respectively, refers to taxation levied on the operations of the Company's Brazilian subsidiary commencing in 2008.

Other jurisdictions

No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2008	2007
Deferred tax assets, gross	3,182	1,500
Valuation allowances	(2,292)	(1,338)
Deferred tax assets, net	890	162

The valuation allowances on deferred tax assets increased by $1.0 million (2007: $0.8 million).  In future periods, depending upon the financial results, managements' estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

9.	EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2008 is calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2008, 2007 and 2006, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2008	2007	2006
Net (loss) income available to stockholders – basic	(9,989)	136,204	71,673
Dilutive effect of investee’s convertible bonds and bonds with stock warrants	-	-	(2,365)
	(9,989)	136,204	69,308

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2008	2007	2006
Basic earnings per share:
Weighted average number of shares	67,577	65,314	65,562
Weighted average number of treasury shares	(363)	(31)	-
Weighted average number of common shares outstanding	67,214	65,283	65,562

Diluted earnings per share:
Weighted average number of common shares outstanding	67,214	65,283	65,562
Effect of dilutive share options	-	432	173
Common stock and common stock equivalents	67,214	65,715	65,735

(Loss) earnings per share are as follows:

	2008	2007	2006
Basic	$(0.15)	$2.09	$1.09
Diluted	$(0.15)	$2.07	$1.05

As of December 31, 2008, 2007 and 2006, stock options representing rights to acquire 2.7 million, 0.5 million and 1.3 million shares, respectively, of common stock were excluded from the calculation of diluted loss or earnings per share because the effect was antidilutive.  Stock options are antidilutive when the exercise price of the stock option is greater than the average market price of the common stock or when the results from operations are a net loss.

10.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2008, were as follows:

Year ending December 31,	Total
(in thousands of $)
2009	186,047
2010	212,364
2011	192,820
2012	185,375
2013	178,860
2014 and thereafter	1,071,622
Total	2,027,088

The long-term contract for one of the Company's vessels is a time charter but the operating costs are borne by the charterer on a pass through basis.  The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2008 and 2007 were $1,390 million and $240 million; and $1,557 million and $231 million, respectively.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels commencing in 2008 are accounted for as operating leases.  The Company is also committed to making rental payments under operating leases for office premises.  The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2009	20,221
2010	12,197
2011	501
2012	501
2013	501
Total minimum lease payments	33,921

Total rental expense for operating leases was $9.1 million, $0.2 million and $0.1 million (income) for the years ended December 31, 2008, 2007 and 2006, respectively.

Rental expense for the year ended December 31, 2006 of $0.1 million (income) included a credit amount of $0.4 million, being the release of a provision, following the settlement in July 2006 of a service charge dispute in connection with former office space that the Company no longer occupies.

11.	EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEES

At December 31, 2008, the Company has the following participation in investments that are recorded using the equity method:

	2008	2007
Bluewater Gandria NV ("Bluewater Gandria")	50.00%	-
Liquefied Natural Gas Limited ("LNGL")	15.96%	16.97%
Egyptian Company for Gas Services S.A.E ("ECGS")	50.00%	50.00%
OLT Offshore LNG Toscana S.p.A ("OLT-O")(1)	2.69%	16.38%

(1)	OLT-O ceased to be accounted for under the equity method during the year ended December 31, 2008.

The carrying amounts of the Company's investments in its equity method investments as at December 31, 2008 and 2007 are as follows:

(in thousands of $)	2008	2007
Bluewater Gandria	22,335	-
LNGL	7,505	8,550
ECGS	1,084	500
OLT-O (1)	-	4,973
Equity in net assets of non-consolidated investees	30,924	14,023

The components of equity in net assets of non-consolidated investees are as follows:

(in thousands of $)	2008	2007
Cost	32,734	14,078
Equity in net earnings of investees	(1,810)	(55)
Equity in net assets of non-consolidated investees	30,924	14,023

The market value at December 31, 2008, of the Company's investment in LNGL, based on quoted market prices, was $12.2 million.  Quoted market prices for ECGS and Bluewater Gandria are not available because shares in ECGS and Bluewater Gandria are not publicly traded.

Bluewater Gandria

In July 2008, the Company acquired a 50% interest in the voting rights of Bluewater Gandria for an initial equity sum of $22.0 million.  Bluewater Gandria is a newly incorporated unlisted company, which has been formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  Bluewater Gandria is jointly owned and operated together with a third party.  Accordingly, the Company has adopted the equity method of accounting for its 50% investment in Bluewater Gandria, as it considers it has joint significant influence.

LNGL

In April 2006, the Company signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 per share.  The Company purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million, and the second tranche in June 2006, at a cost of $3.5 million.  The consideration paid in excess of the fair value of the Company's share of net assets acquired, amounted to $7.5 million and has been recognized as goodwill.  Pursuant to the issuance of shares by LNGL, as of December 31, 2008 and 2007 the Company held a 15.96% and 16.97% interest, in LNGL, respectively.  LNGL is a company focused on acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets.  The Company has adopted the equity method of accounting for its investment in LNGL on the basis that it considers it has significant influence as demonstrated by its Board representation and position as LNGL's largest shareholder.

ECGS

In March 2006, the Company acquired 0.5 million common shares in ECGS at a subscription price of $1 per share.  This represents a 50% interest in the voting rights of ECGS. ECGS is a newly incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties.  Therefore the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it has joint significant influence.

OLT-O

In November 2006, the Company acquired a 20% interest in OLT-O at a cost of $5.0 million. OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a Floating Storage Regasification Unit ("FSRU") terminal to be situated off the Livorno coast of Italy.  The consideration paid in excess of the fair value of the Company's share of net assets acquired, amounted to $1.8 million and was recognized as goodwill.  Pursuant to the issuance of shares by OLT-O, as of December 31, 2008 and 2007, the Company held a 2.69% and 16.38% interest in OLT-O, respectively.  As a consequence of the dilution of the Company's interest to 2.69% in 2008 and other notable factors, the Company concluded that it no longer held significant influence.  Accordingly, the Company changed its accounting treatment of the investment from the equity method to the cost basis as of October 1 2008 (See note 19).

Korea Line

Korea Line ("KLC") is a shipping company listed on the Korean stock exchange, in which the Company had previously held a 21.09% interest.  In April 2007, the Company sold shares in KLC, reducing its interest down to 10%, which resulted in a gain of $27.3 million, which was recorded in the caption "Gain on sale of investee".  As of this date, the Company concluded that it no longer held significant influence and changed its accounting treatment of the investment from the equity method to the cost basis.  As of June 2007, the Company had disposed of its remaining interest in KLC, recognizing a gain of $46.3 million, shown in the caption "Gain on sale of available-for-sale securities".

For the years ended December 31, 2008, 2007 and 2006, the Company's additional paid-in capital included the Company's share of KLC's gain on disposal of KLC's treasury shares to third parties of $nil,  $0.9 million and $1.8 million, respectively.

12.	GAIN ON ISSUANCE OF SHARES BY INVESTEES

For the years ended December 31, 2008, 2007 and 2006, the Company's additional paid-in capital included a gain or loss on issuance of shares by investees, as shown below:

(in thousands of $)	2008	2007	2006
LNGL	533	1,503	-
KLC	-	(1,023)	-
Other investments	134	94	-
	667	574	-

In the year ended December 31, 2008, LNGL announced a share placement in which the Company did not take part.  This share issue, in addition to various share options being exercised during the year, resulted in the dilution of the Company's shareholding in LNGL to 15.96%.

In March 2007, KLC issued 0.2 million shares in connection with the exercise of bonds with warrants attached, which resulted in a dilution of the Company's interest from 21.09% to 20.68%.

13.	TRADE ACCOUNTS RECEIVABLE

As at December 31, 2008, trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $nil and $4,000 for the years ended December 31, 2008 and 2007, respectively.

14.	OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2008	2007
Other receivables	2,055	603
Prepaid expenses	1,037	3,851
Accrued interest income	8,574	11,425
Provision for taxes (See note 20)	-	383
	11,666	16,262

15.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2008	2007
Cost	746,181	733,227
Accumulated depreciation	(78,040)	(74,209)
Net book value	668,141	659,018

In July 2008, the Company sold the Golar Frost to OLT-O recognizing a gain of $78.1 million.  Accordingly, pursuant to the acquisition of a second-hand vessel the Golar Arctic (formerly known as the Granatina) as of December 31, 2008, Golar owned four vessels (2007: four).

Drydocking costs of $10.0 million and $8.8 million are included in the cost amounts above as of December 31, 2008 and 2007, respectively.  Accumulated amortization of those costs as of December 31, 2008 and 2007 were $5.0 million and $4.9 million, respectively.

As at December 31, 2008 and 2007, included in the above amounts is equipment with a net book value of $1.5 million and $0.1 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2008, 2007 and 2006 was $21.1 million, $19.4 million, and $17.2 million, respectively.

As at December 31, 2008 and 2007, vessels with a net book value of $666.7 million and $652.5 million respectively were pledged as security for certain debt facilities (See note 23).

16.	VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2008	2007
Cost	1,125,114	988,104
Accumulated depreciation and amortization	(231,942)	(198,546)
Net book value	893,172	789,558

As of December 31, 2008, Golar operated eight (2007: eight) vessels under capital leases.  These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

Drydocking costs of $37.7 million and $33.7 million are included in the cost amounts above as of December 31, 2008 and 2007, respectively.  Accumulated amortization of those costs at December 31, 2008 and 2007 were $18.3 million and $18.5 million respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2008, 2007 and 2006 was $44.6 million, $44.6 million and $43.4 million, respectively.

17.	DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument.  If a loan is repaid early any un-amortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.  The deferred charges are comprised of the following amounts:

(in thousands of $)	2008	2007
Debt arrangement fees and other deferred financing charges	13,813	13,288
Accumulated amortization	(3,521)	(4,900)
	10,292	8,388

Amortization expense of deferred charges, for the years ended December 31, 2008, 2007 and 2006 was $1.2 million, $1.5 million and $1.6 million, respectively.

18.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Company's short-term and long-term restricted cash and investment balances in respect of its debt and lease obligations and equity swap facilities are as follows:

(in thousands of $)	2008	2007
Total security lease deposits for lease obligations	588,376	832,980
Restricted cash relating to the Mazo facility	11,272	11,164
Restricted cash relating to the Equity swap facilities	17,756	-
	617,404	844,144

Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

As at December 31, 2008, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 24 was $588.4 million (2007: $833.0 million).  These security deposits are referred to in these consolidated financial statements as restricted cash and earn interest based upon GBP LIBOR for the Five Ship Leases and the Methane Princess Lease and based upon USD LIBOR for both the Golar Winter and Grandis Lease.  The Company's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2008	2007
Five Ship Leases security deposits	390,849	545,536
Methane Princess Lease security deposits	137,511	190,871
Golar Winter Lease security deposits	15,008	51,565
Grandis Lease security deposits	45,008	45,008
Total security deposits for lease obligations	588,376	832,980
Included in short-term restricted cash and short-term investments	(31,324)	(40,942)
Long-term restricted cash	557,052	792,038

The analysis of short-term restricted cash and short-term investments at December 31, 2008 and 2007 is as follows:

(in thousands of $)	2008	2007
Short-term lease security deposits	31,324	40,942
Restricted cash and short-term investments relating to the Mazo facility (See note 23)	11,272	11,164
Restricted cash relating to the Equity swap facility	17,756	-
Short-term restricted cash and short-term investments	60,352	52,106

19.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2008	2007
Deferred tax asset (See note 8)	890	162
Other cost-method investments	10,347	3,000
Available-for-sale securities (See note 7)	360	-
Mark-to-market foreign currency swaps valuation (See note 27)	-	10,588
Other long-term assets	43,781	26,514
	55,378	40,264

Other investments relate to the Company's investment in TORP Technology AS ("TORP Technology") and in OLT–O.  TORP Technology, which was acquired in February 2005, is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico.  As at December 31, 2008, the Company's investment in TORP Technology amounted to $3.0 million representing a 14.8% equity interest in the investee's issued share capital.  OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy.  Prior to 2008, the Company accounted for its investment in OLT-O under the equity method of accounting.  Pursuant to the dilution of its interest to 2.7% in 2008 the Company changed to the cost-method of accounting.  As at December 31, 2008, the Company's investment in OLT-O was $7.3 million amounting to a 2.7% interest in OLT–O issued share capital (See Note 11).

Other long-term assets relates to payments made to Keppel Shipyard Limited and other suppliers for equipment and engineering in respect of the conversion of the Golar Winter and the Golar Freeze into LNG Floating Storage Regasification Units ("FSRUs").  In September 2008, the Golar Winter entered the shipyard for her retrofitting for FSRU service (See note 29).  Accordingly, as at December 31, 2008 to reflect Golar Winter's entry into the shipyard the respective cost of $74.0 million has been transferred to vessels under capital leases.  As at December 31, 2008, $43.8 million remains in other long-term assets.  Of this amount, $15.4 million (net of an impairment charge) relates to equipment which was not utilized in the Golar Spirit FSRU conversion following changes to the original specification.  In respect of the Golar Winter FSRU conversion costs, no depreciation expense will be charged until delivery from the shipyard.

20.	ACCRUED EXPENSES

(in thousands of $)	2008	2007
Vessel operating and drydocking expenses	6,263	5,554
Administrative expenses	4,832	4,517
Interest expense	14,285	18,915
Provision for taxes (See note 8)	549	-
	25,929	28,986

21.	OTHER CURRENT LIABILITIES

(in thousands of $)	2008	2007
Deferred drydocking, operating cost and charterhire revenue	13,527	11,253
Marked-to-market interest rate swaps valuation (See note 27)	65,329	8,958
Marked-to-market currency swaps valuation (See note 27)	50,088	-
Marked-to-market equity swaps valuation (See note 27)	8,211	-
Deferred credits from capital lease transactions (See note 25)	3,964	3,973
Other creditors	986	1,069
	142,105	25,253

22.	PENSIONS

Defined contribution scheme

The Company operates a defined contribution scheme.  The pension cost for the period represents contributions payable by the Company to the scheme.  The charge to net income for the year ended December 31, 2008, 2007 and 2006 was $0.4 million, $0.3 million and $0.3 million, respectively.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2008	2007	2006
Service cost	491	502	469
Interest cost	2,945	2,850	2,602
Expected return on plan assets	(1,564)	(1,695)	(1,525)
Recognized actuarial loss	444	573	492
Net periodic benefit cost	2,316	2,230	2,038

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ending December 31, 2009 is $0.7 million (2008: $0.5 million).

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2008	2007
Reconciliation of benefit obligation:
Benefit obligation at January 1	51,281	52,123
Service cost	491	502
Interest cost	2,945	2,850
Actuarial (gain) loss	(3,777)	(1,275)
Foreign currency exchange rate changes	(2,768)	218
Benefit payments	(3,037)	(3,137)
Benefit obligation at December 31	45,135	51,281

The accumulated benefit obligation at December 31, 2008 and 2007 was $43.3 million and $49.2 million, respectively.

(in thousands of $)	2008	2007
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	24,732	23,954
Actual return on plan assets	(5,064)	1,459
Employer contributions	2,228	2,276
Foreign currency exchange rate changes	(2,518)	180
Benefit payments	(3,037)	(3,137)
Fair value of plan assets at December 31	16,341	24,732

(in thousands of $)	2008	2007
Funded status at end of year (1)	(28,794)	(26,549)
Unrecognized actuarial loss	-	-
Net amount recognized	(28,794)	(26,549)

Employer contributions and benefits paid under the pension plans include $2.2 million and $2.3 million paid from employer assets during the year ended December 31, 2008 and 2007, respectively.

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2008 and December 31, 2007.

The details of these plans are as follows:

	December 31, 2008			December 31, 2007
(in thousands of $)	UK Scheme	Marine scheme	Total	UK Scheme	Marine scheme	Total
Projected benefit obligation	(6,922)	(38,213)	(45,135)	(11,201)	(40,080)	(51,281)
Fair value of plan assets	6,361	9,980	16,341	10,110	14,622	24,732
Funded status at end of year	(561)	(28,233)	(28,794)	(1,091)	(25,458)	(26,549)

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2008	2007
Net actuarial loss	8,723	6,902

The asset allocation for the Company's Marine scheme at December 31, 2008 and 2007, and the target allocation for 2009, by asset category are as follows:

Marine scheme	Target allocation 2009 (%)	Target allocation 2008 (%)	2007 (%)
Equity	30 - 65	30 – 65	48
Bonds	10 - 50	10 – 50	11
Other	20 - 40	20 – 40	39
Cash	-	-	2
Total	100	100	100

The asset allocation for the Company's UK scheme at December 31, 2008 and 2007, and the target allocation for 2009, by asset category are as follows:

UK scheme	Target allocation 2009 (%)	Target allocation 2008 (%)	2007 (%)
Equity	80	80	75
Bonds	20	20	18
Cash	-	-	7
Total	100	100	100

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2009, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	327	1,800

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2009	225	2,900
2010	395	3,000
2011	365	3,000
2012	365	3,000
2013	365	3,100
2014 - 2018	1,825	16,700

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

	2008	2007
Discount rate	6.2%	5.5%
Rate of compensation increase	3.9%	4.8%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

	2008	2007
Discount rate	6.0%	5.6%
Expected return on plan assets	6.9%	7.1%
Rate of compensation increase	4.2%	4.2%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2008 and 2007 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2008 and 2007.  For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

23.	DEBT

(in thousands of $)	2008	2007
Total long-term debt due to third parties	808,621	815,666
Less: current portion of long-term debt due to third parties	(71,395)	(80,037)
Long-term debt	737,226	735,629

The outstanding debt as of December 31, 2008 is repayable as follows:

Year ending December 31,
(in thousands of $)
2009	71,395
2010	74,504
2011	110,315
2012	52,811
2013	45,671
2014 and thereafter	453,925
Total	808,621

The Company's debt is denominated in U.S. dollars and bears floating interest rates except for $125 million of fixed-rate debt as of December 31, 2007, which was terminated in November 2008 upon refinancing of the Methane Princess facility.  The weighted average interest rate for the years ended December 31, 2008 and 2007 was 4.82% and 5.68%, respectively.

As of December 31, 2008, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from 1.2% to 0.50% (2007: 1.2% to 0.80%).

At December 31, 2008, the Company's debt was as follows:

(in thousands of $)		Maturity date
Mazo facility	103,623	2013
Golar Gas Holding facility	117,496	2011
Gracilis facility	111,727	2017
Granosa facility	109,525	2014
Golar Arctic facility	116,250	2015
Golar LNG Partners credit revolving facility	250,000	2018
Methane Princess facility	-	-
Golar Frost facility	-	-
	808,621

Mazo facility
The Mazo facility was assumed by the Company in May 2001 and the amount originally drawn down under the facility totalled $214.5 million.  The loan is secured on the vessel Golar Mazo.  The facility bears floating interest rate of LIBOR plus a margin and repayments are due bi-annually and commenced in June 2001, ending in June 2013 at which point the facility will be repaid in full.  The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Golar Gas Holding facility
In May 2001, the Company entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million.  These loans were first re-financed in April 2003 and again in March 2005 when a subsidiary of the Company, Golar Gas Holding Company Inc., entered into a refinancing transaction with a banking consortium in respect of these loans.  The new first priority loan (the "Golar Gas Holding facility") is for an amount of $300 million.  The total amount outstanding at the time of the refinancing was $242.3 million.  The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan is secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the four vessels that are part of the Five Ship Leases (See note 25).  In November 2008, as part of the refinancing detailed below under the new "Golar LNG Partners revolving credit facility", $46.3 million was repaid in respect of the Golar Spirit.  The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $55.7 million due on April 14, 2011.  As of December 31, 2008, the balance outstanding on the loan facility was $117.5 million.

Gracilis facility
In January 2005 the Company signed a loan agreement with a bank for an amount of $120 million for the purpose of financing newbuilding hull number 1460, the Gracilis.  This facility was refinanced in August 2007. The refinanced loan ("Gracilis facility") is for an amount of $120 million. The total amount outstanding at the time of the refinancing was $110 million.

The structure of the Gracilis facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that Golar is required to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying FIN 46(R) to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group.  Accordingly, as at December 31, 2008, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Gracilis facility accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in 39 quarterly installments with a final balloon payment of $71.0 million due on August 17, 2017.  The loan is secured by a mortgage on this vessel.

Granosa facility
In April 2006 the Company signed a loan agreement with a bank for an amount of $120 million for the purpose of financing newbuilding hull number 2234, the Granosa, which is secured by a mortgage on this vessel.  The facility bears floating interest rate of LIBOR plus a margin and had an initial term of five years with quarterly repayments on the loan commencing September 15, 2006.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

Golar Arctic facility
In January 2008, the Company entered into a secured loan facility for an amount of $120 million, for the purpose of financing the purchase of the LNG carrier, the Golar Arctic (formerly known as the Granatina), which we refer to as the Golar Arctic facility.  The facility bears a floating rate of interest of LIBOR plus a margin, has an initial term of seven years and is repayable in 27 quarterly installments commencing April 2008 with a final balloon payment of $86.3 million payable on January 14, 2015.

Golar LNG Partners revolving credit facility
In September 2008, the Company refinanced existing loan facilities in respect of two of our vessels the Methane Princess and the Golar Spirit and entered into a new $285 million revolving credit facility with a banking consortium.  The loan is secured against the assignment to the lending of a bank mortgage given to the Company by the lessors of the Methane Princess and the Golar Spirit, with a second priority charge over the Golar Mazo.

This new facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250.0 million in November 2008.  The total amount outstanding in respect of the two vessels' refinanced facilities was $202.3 million.  The Company drew down a further $25.0 million in February 2009 and the remaining $10.0 million in March 2009.  The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $102.5 million due in February 2018.

Methane Princess facility
In August 2003, the Company refinanced an existing loan in connection with a lease finance arrangement in respect of newbuilding the Methane Princess.  The new facility, (the "Methane Princess facility") was for $180 million and was repayable in monthly installments with a final balloon payment of $116.4 million payable in August 2015.  In November 2008, as part of the refinancing detailed below under the new "Golar LNG Partners revolving credit facility", the Methane Princess loan was repaid with the proceeds from the refinancing.  The total amount outstanding at the time of refinancing was $156.0 million. At the time of the refinancing $125 million of the Methane Princess facility was fixed-rate debt.  Accordingly, on refinancing these were broken incurring fixed-rate debt settlement costs of $9.0 million (see note 7).

Golar Frost facility
In June 2004, the Company signed a loan agreement with a banking consortium for an amount of $110 million for the purpose of financing a newbuilding hull number 1444, the Golar Frost, which was secured by a mortgage on this vessel.  The facility was repayable in six monthly repayments with a final balloon payment in June 2009, pursuant to an extension of the term in June 2007.  In July 2009, pursuant to the sale of the Golar Frost to OLT-O (See note 15) the proceeds were used to settle the loan obligation.

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders.  In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis.  As of December 31, 2008 and 2007, the Company complied with the debt covenants of its various debt agreements.

24.	CAPITAL LEASES

(in thousands of $)	2008	2007
Total long-term obligations under capital leases	790,427	1,029,764
Less: current portion of obligations under capital leases	(6,006)	(5,678)
Long term obligations under capital leases	784,421	1,024,086

As at December 31, 2008, Golar operated eight (2007: eight) vessels under capital leases.  These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

The first leasing transaction, which took place in April 2003, was the sale of five 100 per cent owned subsidiaries to a financial institution in the United Kingdom (UK).  The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset.  Simultaneous to the sale of the five entities, Golar leased each of the five vessels under five separate lease agreements ("Five Ship Leases").  The Company determined that the entities that owned the vessels under the Five Ship leases were variable interest entities in which Golar had a variable interest and was the primary beneficiary.  Upon transferring the vessels to the financial institutions, Golar measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

The second leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess.  The Company novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Methane Princess Lease").

The third leasing transaction, which occurred in April 2004, was in relation to the newbuilding, the Golar Winter.  The Company novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from a financial institution in the UK ("Golar Winter Lease").

The fourth leasing transaction, which occurred in April 2005, was in relation to hull number 2226 (Grandis).  The Company novated the Grandis newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Grandis Lease").

Golar's obligations to the lessors under the Five Ship Leases and Methane Princess Lease are primarily secured by letters of credit ("LC") provided by other banks.  Golar's obligations to the lessor of the Golar Winter Lease and Grandis Lease are partly secured by a LC.  Details of the security deposits provided by Golar to the banks providing the LC's are given in Note 18.

As at December 31, 2008, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31, (in thousands of $)	Five ship Leases	Methane Princess Lease	Golar Winter Lease	Grandis Lease	Total
2009	24,214	6,028	9,410	9,324	48,976
2010	24,596	6,279	9,410	9,324	49,609
2011	25,826	6,533	9,410	9,324	51,093
2012	27,117	6,784	9,410	9,324	52,635
2013	28,473	7,064	9,410	9,324	54,271
2014 and thereafter	522,428	258,857	174,082	221,881	1,177,248
Total minimum lease payments	652,654	291,545	221,132	268,501	1,433,832
Less: Imputed interest	(265,234)	(154,502)	(100,564)	(123,105)	(643,405)
Present value of minimum lease payments	387,420	137,043	120,568	145,396	790,427

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

In common with the Five Ship Leases and the Methane Princess Lease, the Golar Winter Lease is denominated in British Pounds.  However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself.  In order to hedge the currency risk arising from re-translation of the GBP lease rental obligation into US dollars, the Company entered into a 28 year currency swap in April 2004 to hedge all lease rental payments under the Golar Winter Lease into US dollars at a fixed GBP/USD exchange rate.  In addition as of December 31, 2008, the Company had entered into interest rate swaps of $105 million (2007: $105 million) to fix the interest rate in respect of its Golar Winter lease obligations for a period ranging from three to ten years.

The Grandis Lease is for a primary period of 30 years, expiring January 2036.  The lease liability is reduced by lease rentals from inception.  The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR.  In contrast to the Company's other leases the Grandis lease obligation and the cash deposits securing the lease obligation are denominated in USD.  However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself.  As of December 31, 2008, the Company had entered into interest rate swaps of $82 million (2007: $87 million) to fix the interest rate in respect of its Grandis lease obligations for a period of seven years.

25.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2008	2007
Pension obligations (See note 22)	28,794	26,549
Deferred credits from capital lease transactions	47,656	51,622
Other	770	-
	77,220	78,171

Deferred credits from capital lease transactions

(in thousands of $)	2008	2007
Deferred credits from capital lease transactions	74,121	74,121
Less: Accumulated amortization	(22,501)	(18,526)
	51,620	55,595

Short-term (See note 21)	3,964	3,973
Long-term	47,656	51,622
	51,620	55,595

In connection with the Five Ship Leases and the Methane Princess Lease entered into in the year ended December 31, 2003 (See note 24), the Company recorded an amount representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments.  The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the Consolidated Statement of Operations.  The deferred credits represent the upfront benefits derived from undertaking finance in the form of UK leases.  The deferred credits are amortized over the remaining estimated useful economic lives of the vessels to which the leases relate on a straight-line basis.

26.	SHARE CAPITAL AND SHARE OPTIONS

The Company's ordinary shares are listed on the Nasdaq Stock Exchange and the Oslo Bors Stock Exchange.

As at December 31, 2008 and December 31, 2007, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2008	2007
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2008	2007
67,576,866 (2007: 67,576,866) outstanding issued common shares of $1.00 each	67,577	67,577

In November 2007, the Company completed a direct equity offering of 3.2 million common shares in a placement in Norway, at a price of NOK133 per share ($24.30).

Treasury shares

In October 2005, the Board of the Company approved a share buy back scheme and in connection with this established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (see note 27) with a bank.  In May 2007, the Company terminated this facility, recognizing a gain of $7.4 million in earnings (See note 7).  In 2007 in connection with the termination of this facility, the Company bought back and cancelled 1.2 million shares from the bank at a cost of $22.8 million, which was deducted from shareholders' equity.  Accordingly, the net cost to the Company of the shares acquired after taking account of the equity swap gain was $15.4 million in 2007.

In November 2007, the Company's Board of Directors approved the purchase of up to a maximum of 1.0 million shares in the Company.  Between November and December 2007, the Company, through market purchases, acquired a total of 0.4 million shares at an average price of $20.55 per share, for total consideration of $8.2 million.

During the year ended December 31, 2008 the Company disposed of 50,000 treasury shares in connection with the exercise of share options.  As at December 31, 2008, the Company's holding of treasury shares represented 350,000 shares (2007: 400,000) at a nominal value of $1.00 per share and an aggregate market value of $2.3 million (2007: $8.8 million).

Share options

In July 2001, the Company's Board of Directors approved the grant of options to eligible employees to acquire an aggregate amount of up to 2.0 million shares in the company.

In July 2001, the Company's Board of Directors granted options to certain directors and officers to acquire 0.4 million shares at a subscription price of $5.75 per share.  These options vested on July 18, 2002 and are exercisable for a maximum period of nine years following the first anniversary date of the grant.

Under the terms of the Company's employee share option scheme, which was approved by the Company's Board of Directors in February 2002, options may be granted to any director or eligible employee of the Company or its subsidiaries.  All options will expire on the tenth anniversary of the option's grant or at such earlier date as the Board of Directors may from time to time prescribe.  The exercise price for the options may not be less than the average of the fair market value of the underlying shares for the three trading days before the date of grant.  No consideration is payable for the grant of an option.  As of December 31, 2008, the Company had reserved 2.9 million shares of Common Stock for issuance under the scheme upon exercise of options granted or to be granted.

During the years ended December 31, 2008, 2007 and 2006, the Company granted 0.6 million, 0.6 million and 1.3 million share options, respectively, to certain employees and directors of the Company and its subsidiaries.  The options have a five year term and vest equally over three years from the grant date.

A condition of the 1.3 million share options awarded in 2006 provided that upon voluntary termination by an option holders' employment with the Company and its subsidiaries, provided the first anniversary of the date of grant had elapsed, a reduced cash settlement based on the intrinsic value would be paid. Accordingly, those share option awards eligible for this cash settlement feature were originally classified as a liability with the remainder classified as equity.  During 2007, the Company made an amendment to these options, to replace the right to cash compensation feature with an equivalent right to exercise options for a limited period of time.  As the modification impacted no other terms the incremental compensation cost was $nil.  The impact of the modification affected 16 option holders and resulted in the reclassification of these options from liability to equity.  Therefore following the remeasurement of the fair value of the share options at the modification date there is no further requirement to remeasure at subsequent reporting dates.

As at December 31, 2008, all the Company's share options are classified as equity.  Accordingly, the grant date or the modification date fair value for stock options not exercised is recognized in shareholders' equity as additional paid-in capital with a corresponding charge to the Consolidated Statement of Operations.  The Company may use either authorized unissued shares of Golar or treasury shares held by the Company to satisfy exercised options.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below.

	At modification date	At grant date
	2007	2008	2007	2006
Risk free interest rate	4.0%	4.0%	4.4%	4.6%
Expected volatility of common stock	31.5%	33.6%	33.1%	34.0%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life of options (in years)	2.5 years	3.6 years	3.7 years	3.9 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of the Company's common stock.  The Company uses the simplified method for making estimates as to the expected term of options, based on the vesting period of the award and represents the period of time that options granted are expected to be outstanding.  The dividend yield has been estimated at 0% as the exercise price of the options, granted in 2006 and later, are reduced by the value of dividends, declared and paid on a per share basis.

A summary of option activity as at December 31, 2008, 2007 and 2006, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In ‘000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2005	300	$5.75
Granted during the year	1,258	$14.54
Options outstanding at December 31, 2006	1,558	$12.84	4.4
Granted during the year	607	$22.77
Exercised during the year	(56)	$12.55
Forfeited during the year	(31)	$14.30
Options outstanding at December 31, 2007	2,078	$14.31	3.7
Granted during the year	642	$18.20
Exercised during the year	(50)	$12.43
Options outstanding at December 31, 2008	2,670	$14.51	3.2

Options exercisable at:
December 31, 2008	1,240	$11.59	2.5
December 31, 2007	703	$9.49	3.4
December 31, 2006	300	$5.75	5.5

The exercise price of all options is reduced by the amount of the dividends declared and paid; the above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year the average of the reduced option prices is shown.

The intrinsic value of share options exercised in the years ended December 31, 2008, 2007 and 2006 was $0.3 million, $nil and $nil, respectively.

As at December 31, 2008, the intrinsic value of both outstanding and exercisable share options was $1.7 million.

A summary of the status of the Company's non-vested share option activity and related information for the years ended December 31, 2008, 2007 and 2006 follows:

(in thousands of $, except per share data)	Shares (In ‘000s)	Weighted average fair value at grant date or modified date
Options non-vested at December 31, 2005	-	-
Granted during the year	1,258	$7.92
Options non-vested at December 31, 2006	1,258	$7.92
Granted during the year	607	$7.30
Vested during the year	(481)	$5.29
Forfeited during the year	(9)	$5.02
Options non-vested at December 31, 2007	1,375	$8.66
Granted during the year	642	$4.21
Vested during the year	(587)	$8.61
Options non-vested at December 31, 2008	1,430	$6.68

The total fair value of share options vested in the years ended December 31, 2008, 2007 and 2006 was $5.1 million, $2.5 million and $nil, respectively.

Compensation cost of $3.1 million, $5.9 million and $2.8 million has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2008, 2007 and 2006, respectively.  As of December 31, 2008, the total unrecognized compensation cost relating to options outstanding of $5.3 million (2007: $5.7 million) is expected to be recognized over a weighted average period of 1.2 years.

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

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2008, the Company does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

During the years ended December 31, 2008, 2007 and 2006, the Company recognized a net loss of $0.1 million, $nil and $nil, respectively, in earnings relating to the ineffective portion of its interest rate swap agreements.

As of December 31, 2008, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	795,420	2009 – 2015	3.50% to 6.43%

At December 31, 2008, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $795.4 million (2007:$434.3 million).

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

A net foreign exchange loss of $8.0 million arose in the year ended December 31, 2008 (2007: $0.3 million net gain) as a result of the retranslation of the Company's capital lease obligations and the cash deposits securing those obligations net of the loss (2007: gain) on the currency swap referred to below.  The net loss arose due to the depreciation of the British Pound against the U.S. Dollar during the year.  This net loss represents an unrealized loss and does not therefore materially impact the Company's liquidity.  Further foreign exchange gains or losses will arise over time in relation to Golar's capital lease obligations as a result of exchange rate movements.  Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 24, in April 2004, the Company entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP.  In this transaction the restricted cash deposit, which secures the letter of credit given to the lessor to secure part of Golar's obligations to the lessor, is much less than the obligation and therefore, unlike the Five Ship Leases and the Methane Princess Lease, does not provide a natural hedge.  In order therefore to hedge this exposure the Company entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below.  The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit is denominated in U.S dollars.  The Company could be exposed to currency risk if the lease was terminated.

In addition, to limit the Company's exposure to foreign currency fluctuations from its obligations under its various FSRU conversion projects the Company enters into foreign currency forward contracts.

As of December 31, 2008, the Company has entered into the following foreign currency forward contracts as summarized below:

	Notional amount
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity dates	Average forward rate USD/ foreign currency
Currency rate swaps:
British Pounds	69,341	$127,449	2032	1.838
Euros	29,750	$46,197	2009 - 2010	1.553
Norwegian Kroner	58,075	$22,314	2009 - 2010	0.384
Singapore Dollar	15,100	$11,004	2009	0.729
Japanese Yen	483,552	$4,693	2009	0.001
Swiss Franc	3,750	$3,693	2009	0.985
Danish Kroner	8,250	$1,644	2009	0.199

The counterparties to the foreign currency swap contracts are major banking institutions.  Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by any of its swap counterparties.

Equity price risk
The Board of the Directors of the Company has approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to the Company's own shares.  The Company carries the risk of fluctuations in the share price of those acquired shares.  The banks are compensated at their cost of funding plus a margin.  As at December 31, 2008, the counterparty to the equity swap transactions had acquired 0.3 million shares in the Company at an average price of $12.59.  There is at present no obligation for the Company to purchase any shares from the counterparty.

In addition to the above equity swap transactions linked to the Company's own securities, the Company may from time to time enter into short-term equity swap arrangements relating to securities of other companies.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	2008	2008	2007	2007
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	56,114	56,114	185,739	185,739
Restricted cash and short-term investments	60,352	60,352	52,106	52,106
Long-term restricted cash	557,052	557,052	792,038	792,038
Long-term unlisted investments	10,347	N/a	3,000	N/a
Marketable securities	360	360	-	-
Short-term debt – floating	71,395	71,395	80,037	80,037
Long-term debt – floating	737,226	737,226	735,629	735,771
Long-term debt – fixed	-	-	125,000	122,016
Short-term obligations under capital leases	6,006	6,006	5,678	5,678
Long-term obligations under capital leases	784,421	784,421	1,024,086	1,024,086

Derivatives:
Interest rate swaps liability	65,329	65,329	8,958	8,958
Foreign currency swaps asset	-	-	10,588	10,588
Foreign currency swaps liability	50,088	50,088	-	-
Equity swaps liability	8,211	8,211	-	-

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

The fair value of the Company's marketable securities is determined using the closing quoted market price.

As at December 31, 2008, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology and OLT–O were not recoverable (See note 19).  Accordingly, the Company did not estimate the fair value of these investments as at December 31, 2008.

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

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

The Company adopted SFAS 157 as of January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the financial statements of the Company.  SFAS 157 applies to all assets and liabilities that are being measured and reported on a fair value basis.  SFAS 157 requires new disclosure that establishes a framework for measuring fair value in U.S. GAAP and expands disclosure about fair value measurements.  SFAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  SFAS 157 requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Company's financial instruments by the above SFAS 157 pricing levels as of December 31, 2008:

(in thousands of $)	Quoted market prices in active markets (Level 1)	Significant Other Observable Inputs ( Level 2)	Total
Marketable securities	360	-	360
Interest rate swaps – liability position	-	65,329	65,329
Foreign currency swaps – liability position	-	50,088	50,088
Equity swaps – liability position	-	8,211	8,211

SFAS 157 states that the fair value measurement of a liability must reflect the non-performance risk of the entity.  Therefore, the impact of the Company's creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Mizuho Corporate Bank, Lloyds TSB Bank plc, The Bank of New York, Bank of Scotland, Alliance & Leicester and Fokus Bank.  However, the Company believes this risk is remote.

During the year ended December 31, 2008, three customers accounted for 86.3% of the total operating revenues of the company.  These revenues and associated accounts receivable are derived from its five time charters with BG Group plc, one time charter with Pertamina and three time charters with Shell. Pertamina is a state enterprise of the Republic of Indonesia.  Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis.  Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas.  The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation.  The Company considers the credit risk of BG Group plc and Shell to be low.

During the years ended December 31, 2008, 2007 and 2006, BG Group plc, Pertamina and Shell each accounted for more than 10% of gross revenue.

During 2006, Pertamina, BG Group plc and Shell accounted for revenues of $61.9 million, $87.3 million and $43.6 million, respectively.

During 2007, Pertamina, BG Group plc and Shell accounted for revenues of $37.2 million, $84.9 million and $58.8 million, respectively.

During 2008, Pertamina, BG Group plc and Shell accounted for revenues of $37.1 million, $75.1 million and $85.3 million, respectively.

28.	RELATED PARTY TRANSACTIONS

Net (expenses) income from related parties:

(in thousands of $)	2008	2007	2006
Frontline Ltd. and subsidiaries ("Frontline")	95	(35)	401
Seatankers Management Company Limited ("Seatankers")	(35)	(35)	(35)
Ship Finance AS ("Ship Finance")	37	-	-
Arcadia Limited ("Arcadia")	-	386	2,045
World Shipholding Limited ("World Shipholding")	-	(37)	-

Frontline, Seatankers, Ship Finance, Arcadia and World Shipholding are each subject to the indirect control of the Company's chairman, John Fredriksen.

Net expense/ income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.

During the years ended December 31, 2007 and 2006, the Company entered into forward contracts, which Arcadia executed on the Company's behalf for the purpose of hedging its risk exposure to the risk of the movement in the price of natural gas effecting charter rates and for speculative purposes.  In the years ended December 31, 2007 and 2006 the realized gain on termination of these natural gas forward contracts receivable from Arcadia was $0.4 million and $2.0 million, respectively, and have been included within other financial items.

During 2007, in connection with the Company's equity offering in November 2007 (see note 26), Golar entered into a share loan with World Shipholding, whereby World Shipholding loaned 3.2 million common shares in Golar to the Company's agent for the purpose of satisfying sales to investors in the private placement.  Subsequently, the Company settled the share loan with a new issue of common shares.  In addition in March 2007, World Shipholding also provided the Company with a short-term loan of $25 million.  The loan was repaid on March 30, 2007 along with interest of $37,000.

Receivables (payables) from related parties:

(in thousands of $)	2008	2007
Frontline	385	140
Seatankers	(24)	10
Ship Finance	37	-
Arcadia	-	386
	398	536

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory, administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

During the years ended December 31, 2008, 2007 and 2006, Faraway Maritime Shipping Company., which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $5.0 million, $5.0 million and $5.5 million, of which 60% was paid to Golar and 40% was paid to CPC.

29.	CAPITAL COMMITMENTS

Vessel Conversion

As at December 31, 2008, the Company had a contract with Keppel Shipyard and other suppliers for equipment and engineering in connection with the conversion of the Golar Winter into a FSRU.  In April 2008, the Company entered into a time charter agreement with DUSUP, which requires the conversion of the Golar Freeze into a FSRU.  Accordingly, as of December 31, 2008, the Company had a commitment to incur costs in connection with the retrofit of the Golar Freeze into a FSRU.  In addition, as of December 31, 2008, the Company had committed to incur $2.5 million for equipment in connection with the speculative conversion of the Hilli.

As at December 31, 2008, the estimated timing of the remaining payments in connection with these conversions are due to be paid as follows:

(in thousands of $)
Payable in 12 months to December 31, 2009	97,170
Payable in 12 months to December 31, 2010	30,610
127,780

30.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2008	December 31, 2007
Book value of vessels secured against long-term loans and capital leases	1,559,858	1,448,469

Other Contractual Commitments and contingencies

Insurance
The Company insures the legal liability risks for its shipping activities with Gard and Skuld. Both are mutual protection and indemnity associations.  As a member of a mutual association, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the association.  A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits
The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels.  If that tax depreciation ultimately proves not to be available to the lessors, or is clawed back from the lessor as a result of any adverse tax changes to legislation affecting the tax treatment of the leases for the UK lessors or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event the Company terminates one or more of its leases, the Company would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors.  The upfront benefits the Company has received equates to the cash inflow received plus fees funded in connection with the six leases entered into during 2003, in total approximately £41 million British pounds.  As at December 31, 2008, the total unamortized balance of deferred credits from capital lease transactions (See note 24) was $51.6 million.  A termination of any of these leases would realize the accrued currency gain or loss.  As at December 31, 2008, this was a net accrued loss of approximately $10.1 million.

Other
In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2008, the Company was committed to subscribe for common shares in ECGS for a further consideration of $3.7 million payable within three years of incorporation, at dates to be determined by ECGS's Board of Directors.

As at December 31, 2008, the Company had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

31.	SUBSEQUENT EVENTS

In connection with the Company's Golar LNG Partners revolving credit facility, the Company drew down a further $25.0 million in January 2009 and the remaining $10.0 million of the facility in March 2009.

The Golar Frost was redelivered to its new owners, OLT-O, at the end of May 2009.

The Golar Winter completed its FSRU conversion at the end of May 2009 and  commenced its long-term charter with Petrobras in early July 2009, subject to the successful completion of performance test runs scheduled for the second half of July 2009.

World Shipholding Ltd. ("World Shipholding"), a company indirectly controlled by our Chairman, John Fredriksen, acquired a further 138,900 shares in the Company in June 2009, increasing its shareholding to 46.17%.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing.  The facility accrues fixed interest at a rate of 8% per annum together with a commitment fee of 0.75% of any undrawn portion of the credit facility.  The revolving credit facility is available for a period of two years.  All amounts due under the facility must be repaid within two years from the date of the first draw down.  The Company drew down an initial amount of $20 million on June 30, 2009.  The facility is currently unsecured.  However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding which may include a second priority lien over cash generating assets.

The Company recently announced its intent to restructure the Company by creating a new sub-holding group, or Subsidiary, into which all assets other than those with long-term contracts will be transferred.  The transferred assets will consist of eight vessels, a 50% equity interest in an additional vessel, a chartered-in vessel and certain assets and contractual arrangements.  The Company then intends to raise new equity by offering shares in the Subsidiary in privately negotiated transactions, which is expected to complete in the near future.  This new equity will be used to fund the development of new FSRU and natural gas liquefaction projects.  This will dilute the Company's ownership in the Subsidiary but the Company's management intends to initially retain more than 50% of the shares of the Subsidiary.  In due course, the Subsidiary may seek a separate listing.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

	By	/s/ Graham Robjohns
Date: July 10, 2009		Graham Robjohns Principal Financial and Accounting Officer

SK 03849 0003 1012184