Form 20-F
period 2009-12-31
GOLAR LNG LTD
filed 2010-04-30
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[  ]                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]                                        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2009

OR
[  ]                                        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

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
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00	NASDAQ (GS)

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

Yes	No

INDEX TO REPORT ON FORM 20-F

PART I	PAGE

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	81
ITEM 18.	FINANCIAL STATEMENTS	81
ITEM 19.	EXHIBITS	82

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

Golar LNG Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

PART I

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

A.      Selected Financial Data

The following selected consolidated and financial and other data summarize our historical consolidated financial information.  We derived the information as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected income statement data with respect to the years ended December 31, 2006 and 2005 and the selected balance sheet data as of December 31, 2007, 2006 and 2005 has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this annual report entitled Item 5,  "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)

Income Statement Data:
Total operating revenues	216,495	228,779	224,674	239,697	171,042
Gain on sale of vessel/newbuilding	-	78,108	41,088	-	-
Vessel operating expenses (1)	60,709	61,868	52,986	44,490	37,215
Voyage and charter-hire expenses (2)	39,463	33,126	10,763	9,582	4,594
Administrative expenses	19,958	17,815	18,645	13,657	12,219
Restructuring costs	-	-	-	-	1,344
Depreciation and amortization	63,482	62,005	60,163	56,822	50,991
Impairment of long-lived assets	1,500	110	2,345	-	-
Gain on sale of long-lived assets	-	430	-	-	-
Operating income	31,383	132,393	120,860	115,146	64,679
Gain on sale of available-for-sale securities	-	-	46,276	-	-
Net financial expenses	(1,692)	(132,761)	(65,592)	(52,156)	(39,319)
Income (loss) before equity in net earnings of investees, income taxes and noncontrolling interests	29,691	(368)	101,544	62,990	25,360
Income taxes and noncontrolling interests	(10,062)	(7,215)	(6,248)	(8,306)	(9,323)
Equity in net earnings (losses) of investees	(4,902)	(2,406)	13,640	16,989	18,492
Gain on sale of investee	8,355	-	27,268	-	-
Net (loss) income	23,082	(9,989)	136,204	71,673	34,529
Earnings (loss) per common share
- basic (3)	0.34	(0.15)	2.09	1.09	0.53
- diluted (3)	0.34	(0.15)	2.07	1.05	0.50
Cash dividends declared and paid per common share	-	1.00	2.25	-	-
Weighted average number of shares – basic (3)	67,230	67,214	65,283	65,562	65,568
Weighted average number of shares - diluted (3)	67,335	67,214	65,715	65,735	65,733

Balance Sheet Data (as of end of year):
Cash and cash equivalents	122,231	56,114	185,739	56,616	62,227
Restricted cash and short-term investments (4)	40,651	60,352	52,106	52,287	49,448
Amounts due from related parties	795	538	712	778	17
Long-term restricted cash (4)	594,154	557,052	792,038	778,220	696,308
Equity in net assets of non-consolidated investees	21,243	30,924	14,023	97,255	65,950
Newbuildings	-	-	-	49,713	111,565
Vessels and equipment, net	653,496	668,141	659,018	669,639	533,008
Vessels under capital lease, net	992,563	893,172	789,558	796,186	676,036
Total assets	2,492,436	2,359,729	2,573,610	2,566,189	2,230,695
Current portion of long-term debt	74,504	71,395	80,037	72,587	67,564
Current portion of obligations under capital leases	8,588	6,006	5,678	5,269	2,466
Long-term debt	707,722	737,226	735,629	803,771	758,183
Long-term obligations under capital leases (5)	844,355	784,421	1,024,086	1,009,765	801,500
Noncontrolling interest (6)	162,673	41,688	36,983	32,436	27,587
Stockholders' equity	495,511	452,145	552,532	507,044	434,554
Common shares outstanding (3)	67,577	67,577	67,577	65,562	65,562

	2009	2008	2007	2006	2005
Cash Flow Data:
Net cash provided by operating activities	42,800	48,495	73,055	117,219	71,026
Net cash (used in) provided by investing activities activities	(56,460)	(83,548)	224,435	(268,993)	(213,176)
Net cash (used in) provided by financing activities	79,777	(94,572)	(168,367)	146,163	152,779

Fleet Data (unaudited)
Number of vessels at end of year (7)	13	14	12	12	10
Average number of vessels during year (7)	13	13	12	11.52	10
Average age of vessels (years)	15.6	13.9	14.7	13.7	15.3
Total calendar days for fleet	4,892	4,836	4,380	4,214	3,645
Total operating days for fleet (8)	3,351	3,617	3,732	3,845	2,976

Other Financial Data (Unaudited):
Average daily time charter equivalent earnings (9)	$47,400	$45,700	$51,000	$55,700	$46,200
Average daily vessel operating costs (10)	$13,410	$13,041	$12,097	$10,558	$10,210

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

(5)	We have entered into eight lease financing arrangements, which are classified as capital leases.

(6)	Noncontrolling interest refers to a 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo and 26.2% held in Golar LNG Energy Limited by Private Investors.

(7)
In each of the periods presented above, we had a 60% ownership interest in one of our vessels and a 100% ownership interest in our remaining vessels except for in 2008 and 2009 when we had chartered-in two vessels under short term charters.

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

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S.$, except number of days and average daily TCE)
Total operating revenues	216,495	228,779	224,674	239,697	171,042
Voyage expenses	(20,093)	(24,483)	(10,763)	(9,582)	(4,594)
	196,402	204,296	213,911	230,115	166,448
Calendar days less scheduled off-hire days	4,145	4,298	4,197	4,130	3,602
Average daily TCE (to the closest $100)	47,400	45,700	51,000	55,700	46,200

(10)	We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

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

We receive a substantial majority of our revenues and cash flow from a limited number of customers.  During the year ended December 31, 2009, we received 93.3% of our revenues from four customers, BG Group plc, or BG, accounted for 27.4%, Royal Dutch Shell Plc, or Shell, accounted for 20.4%, PT Pertamina (PERSERO), or Pertamina, accounted for 18.1% and Petrobras accounted for 27.4% of our total operating revenues, respectively.  After the conversion of the Golar Freeze in the second quarter of 2010, into floating storage re-gasification units, or FSRUs, the vessel will be scheduled to be employed under 10-year time charter with Dubai Supply Authority, or DUSUP.  Upon such employment we expect to receive a majority of our revenue from BG, Shell, Pertamina, Petrobras and DUSUP.

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

f.	with respect to the Golar Spirit and Golar Winter, Petrobras may exercise its option to purchase each vessel after a specified period of time; or

g.
with respect to the Golar Freeze, the charterer may terminate the charter because we fail to deliver the vessel on time or the vessel fails to satisfy certain contractual performance requirements after delivery.

3.
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest which may prevent us from performing services for that customer.

The loss of any of our customers may have an adverse effect on our business, results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional medium or long-term, fixed-rate LNG carrier or FSRU time charters. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG carrier or FSRU time charters contracts are awarded based upon a variety of factors relating to the vessel operator, including:

• shipping industry relationships and reputation for customer service and safety;

• LNG shipping and FSRU experience and quality of operations (including cost effectiveness);

• quality and experience of seafaring crew;

• the ability to finance LNG carriers at competitive rates and financial stability generally;

• being able to deliver the LNG carrier or FSRU within the time frame required;

• willingness to accept operational risks pursuant to the charter; and

• competitiveness of the bid in terms of overall price.

We operate some of our vessels on fixed-term charters or in the spot/short-term charter market for LNG vessels.  Failure to find profitable employment for these vessels, or our other vessels following completion of their fixed-term agreements, could adversely affect our operations.

Currently, we have ten vessels contracted on medium or long-term charters, which expire between 2010 and 2024, and one vessel commencing its long-term charter in the second quarter of 2010, respectively.  Our other vessels are available for trade or trading in the spot/short-term charter market, the market for chartering a liquid natural gas, or LNG, carrier for a single voyage or short time period of up to one year.  However, two of our vessels (one of which is our 50% equity interest in the vessel, the Gandria) are currently in lay-up and are unlikely to trade for the balance of 2010.   Medium to long-term time charters generally provide reliable revenues but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable.

The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.  In the period from 2004, the excess supply of vessels over demand has negatively impacted our results and we expect this oversupply to continue during 2010 as LNG carriers continue to be delivered ahead of LNG production projects for which they were built.  Until these LNG production projects commence and utilize some of these vessels, the supply of LNG carriers is likely to be greater than the demand, which would have a negative impact on charter rates and levels of utilization of LNG carriers in the spot short-term charter market.  Additionally, the fall in demand for natural gas worldwide due to the current economic climate and the subsequent fall in gas prices could have a negative impact on LNG shipping demand.  The earnings from our vessels on medium-term charters to Shell will also be impacted by the development of charter rates and demand in the spot market.  These factors could also influence the results of operations from spot market activities and the Shell charters during and beyond 2010.

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

Three of our vessels are time chartered to Shell, the Golar Viking, the Golar Grand and the Golar Maria, under five-year charter agreements, which may be terminated by Shell under certain circumstances.  The charter rates we earn from these medium-term charters are variable and are directly connected to prevailing market rates.  In the event that Shell does not employ the vessels for their own use, they must market the vessels for use by third parties.  If Shell cannot find employment for these ships there could be periods where the vessels incur commercial waiting time and do not generate revenues.  If these vessels are not employed profitably, or the charters are terminated, our cash flows may be seriously impacted.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into among other things, charter-parties with our customers, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps.  Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG market and charter rates.  In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at a lower rate.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under these contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may incur losses if we are unable to expand profitably into other areas of the LNG industry.

A principal component of our strategy is to expand profitably into other areas of the LNG industry beyond the traditional transportation of LNG for example liquefaction projects.  Other than the recent FSRU conversions of the Golar Spirit and the Golar Winter, we have not been involved in FSRU or other LNG industry businesses and our expansion into these areas may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development.  Our ability to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

If there are substantial delays or cost overruns in completion of the modification of our vessels to FSRUs or if they do not meet certain performance requirements our earnings and financial condition could suffer.

In September 2007, we entered into time charter agreements with Petrobras which required the modification of the Golar Spirit and the Golar Winter FSRUs.  After their respective conversions, both the Golar Spirit and the Golar Winter are chartered by Petrobras on 10-year time charters.

In April 2008, we entered into a time charter with DUSUP which required the modification of the Golar Freeze into a FSRU.  The time charter is for a period of 10 years with a charterer's option to extend the charter for an additional five years.  The DUSUP charter will commence on the delivery of the vessel, which we expect in the second quarter of 2010.  The Golar Freeze entered the shipyard to begin modification work in September 2009.

Due to the highly technical process, retrofitting an existing LNG carrier for FSRU service may only be performed by a limited number of contractors, thus, a change of contractors may result in higher costs or a significant delay to our existing delivery schedule.  Furthermore, the completion of the retrofitting of LNG carriers is subject to the risk of cost overrun.  Any delay in delivery to DUSUP would likely lead to us paying liquidated damages.  Any substantial delay in the modification of our LNG vessels into FSRUs would result in our breach of the DUSUP time charter agreement, which may lead to its termination.  In addition, if the vessel does not meet the performance requirements under the charter, the charter rate could be adjusted downwards or the contract cancelled.  The occurrence of any or a combination of the above risks would have a significant negative impact on our cash flows and earnings.

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

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

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

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005, and the attacks in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results, financial condition, ability to raise capital and future growth.  The continuing presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional armed conflict around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.  Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.  Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences could have a material adverse impact on our revenues and costs.

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

If the ownership interest in us controlled by World Shipholding Ltd of Liberia, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family fell below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur.  Similarly, if we were to be in any other form of default which we could not remedy, such as payment default, our lessors, having legal title to our leased vessels, or our lenders, who have mortgages over some of our vessels, could be entitled to sell our vessels in order to repay our debt and or lease liabilities.

Covenants in our loan and lease agreements may effectively prevent us from paying dividends should our board of directors wish to do so and may require us to obtain permission from our lenders and lessors to engage in some other corporate actions.  Our lenders' and lessors' interests may be different from those of our shareholders and we cannot guarantee investors that we will be able to obtain our lenders' and lessors' permission when needed.  This may adversely affect our earnings and prevent us from taking actions that could be in our shareholders' best interests.  As of March 31, 2010, we were in compliance with all of the covenants contained in our loan and lease agreements.

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

We may not have sufficient cash from operations to enable us to pay quarterly dividends following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay quarterly dividends. The amount of cash we can distribute depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

• the rates we obtain from our charters;

• the level of our operating costs, such as the cost of crews and insurance;

• the continued availability of LNG, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

• prevailing global and regional economic and political conditions;

• currency exchange rate fluctuations; and

• the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on factors such as:

•	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

• our debt service requirements and restrictions on distributions contained in our debt instruments;

• fluctuations in our working capital needs;

• our ability to make working capital borrowings, including to pay distributions to shareholders;

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established; and

•	our ability to raise debt finance in respect of expenditure relating to the conversion of the Golar Freeze and to refinance its existing debt.

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

Eight of our vessels are financed by U.K. tax leases.  In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were incurred in connection with our lease financing transactions, or post additional security or make additional payments to the U.K. vessel lessors.  Any additional payments could adversely affect our earnings and financial position.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP). Two of our U.K. tax leases accrue benefit over the term of the leases. The remaining six UK tax leases were structured so that a cash benefit was received up front.

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt and lease agreements.  As of December 31, 2009, our net indebtedness (including loan debt, capital lease obligations, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $878.1 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity and noncontrolling  interest) was 0.57.

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

As of December 31, 2009, we had a total long-term debt and net capital lease obligations (net of restricted cash) outstanding of $1,011.6 million of which currently $358.2 million is exposed to a floating rate of interest.  We use interest rate swaps to manage interest rate risk.  As of December 31, 2009, our interest rate swap arrangements effectively fix the interest rate exposure on $643.4 million of floating rate bank debt and capital lease obligation. In addition there is $10 million of fixed rate debt.  If interest rates rise significantly, our results of operations could be materially and adversely affected.  Increases and decreases in interest rates will affect the cost of floating rate debt but may also affect the mark-to-market valuation of interest rate swaps which will also affect our results.  Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements is hedged to a large extent.  However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter.  Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies.

We are exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBP, in relation to our administrative office in the U.K., operating expenses incurred in a variety of foreign currencies including Euros and Singapore Dollars, among others; and multiple currencies including Euros, Singapore Dollars and Norwegian Krone in respect of our FSRU conversion contracts.  If the U.S. Dollar weakens significantly this could increase our expenses and therefore could have a negative effect on our financial results.

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

As a result of our holding of treasury shares as of March 31, 2010 we are effectively exposed to the movement in our share price in respect of 450,000 treasury shares.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income.  Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If, we or our subsidiaries, are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and expected future method of operation, we do not believe that we will be a PFIC with respect to any taxable year.  In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock.  Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

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

Risks Related to the LNG Shipping and FSRU Industry

The operation of LNG carriers and FSRUs is inherently risky, and an incident involving significant loss or environmental consequences involving any of our vessels could harm our reputation and business.

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

The recent economic downturn may affect our customers' ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

The recent economic downturn in the global financial markets may lead to a decline in our customers' operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer's inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

We believe some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities may be abandoned or significantly delayed due to the factors mentioned above.  If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Risks Related to our Common Shares

Our Chairman may have the ability to effectively control the outcome of significant corporate actions.

World Shipholding Ltd., a company indirectly controlled by Trusts established by John Fredriksen, our chairman for the benefit of his immediate family, beneficially owns 46.18% of our outstanding common shares.  As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Fluctuations in the price and volume of shares of listed companies generally could result in the volatility of our share price.

Generally, stock markets have recently experienced extensive price and volume fluctuations, and the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our share price has been subject to significant volatility.  Since September 30, 2009, the closing market price of our common shares on the NASDAQ has ranged from a high of $13.90 per share on October 21, 2009 to a low of $10.59 per share on December 22, 2009, largely reflecting the market for shares such as ours.  As of April 27, 2010, our share price was $13.00.  The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares that you may have purchased at a price greater than or equal to its original purchase price.

The company currently owns 68% (December, 31 2009: 73.8%) of Golar Energy's shares, investor ownership in Golar Energy may be further diluted with potential issuance of additional common shares including stock dividends.

Further exchange listings and/or stock dividends may have the following effects:

•	Golar Energy may issue additional common shares or we may sell all or part of our holdings in Golar Energy further diluting your indirect ownership interest.

•	Conflicts of interest may arise between the noncontrolling shareholders who currently own 32% and us, the majority shareholder who own 68%.

•	The amount of cash available for paying dividends may decrease.

•	The market price of our common shares may decrease.

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

Future sales of our common shares could cause the market price of our common shares to decline.

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

We, and all our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of shares of our common stock to decline.

Over the recent period, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession.  For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.  The SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to take delivery of our new vessels.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of shares of our securities to decline significantly or impair our ability to make distributions to our shareholders.

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our vessels operates and the country in which our vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. These regulations include the United States Oil Pollution Act of 1990, or OPA, the United States Clean Air Act and United States Clean Water Act, the United States Marine Transportation Security Act of 2002, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or CLC, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, or LL Convention, and implementing regulations adopted by the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by vessels), the European Union, and other international, national and local regulatory bodies.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators such as ourselves may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep it then in compliance, or even to scrap or sell our vessels altogether. For example, various jurisdictions, including the United States, are considering or have enacted legislation imposing more stringent requirements on air emissions and ballast water discharges from vessels.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements can also affect the resale value or useful life of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel-owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our vessels.  These expenses could have an adverse effect on our business operations at any time.

ITEM 4.  INFORMATION ON THE COMPANY

A.      History and Development of the Company

We are a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects.  As of March 31, 2010, our fleet consisted of 13 vessels and a 50% equity interest in one LNG carrier.  We lease eight vessels under long-term financial leases, we own four vessels including a 60% interest in the Golar Mazo that we own through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company and we chartered-in one vessel under a short-term charter.  Seven of our vessels (LNG carriers and FSRU's) are currently contracted under long-term charters (two of which come to an end during 2010) and three vessels are in medium-term, five-year market related charter contracts with Shell.  The Golar Freeze is scheduled to commence its long-term charter in May 2010.  We are incorporated under the laws of the Islands of Bermuda and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  Our telephone number at that address is +1 (441) 295-4705.  Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom.

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding Ltd., a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, acquired Osprey, which was then delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and on Nasdaq in December 2002.  World Shipholding currently owns 46.18% of our issued and outstanding common shares.

Since May 2001, our primary acquisitions and capital expenditures have been in connection with the construction of seven newbuildings, one vessel acquisition and FSRU conversions.  During the three years ended December 31, 2009, we invested $527.4 million in our newbuildings, vessels and equipment, FSRU conversion costs as well as dry docking costs, included in this the acquisition of the Golar Arctic for the purchase price of $185 million from Shell in 2008. We also sold the Golar Frost to OLT Offshore Toscana S.p.A, or OLT-O, in July 2008, recognizing a gain of $78.1 million in the period.

During 2007 and 2008, we entered into time charter agreements which required the conversion or modification of three LNG carriers, the Golar Spirit, Golar Winter and the Golar Freeze FSRUs.  We entered into 10-year time charter agreements with Petrobras for the Golar Spirit and the Golar Winter and with DUSUP for the Golar Freeze, commencing upon delivery of each of these vessels.  Employment of the Golar Spirit commenced in July 2008, the Golar Winter commenced its long-term charter in early September 2009, and we expect Golar Freeze to commence its long-term charter in May 2010.

During the three years ended December 31, 2009, we invested a total of $44.2 million to acquire interests in a number of companies, principally:

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

•
In 2006, we purchased 23 million shares in LNGL, an Australian publicly listed company, for a consideration of $8.6 million, making us LNGL's largest shareholder.  In November 2009, we sold 9.6 million LNGL shares which reduced our shareholding to approximately 6.3%. The sale realized funds of approximately $11 million and resulted in an accounting profit of $8.4 million.

•
In November 2006, we invested $5.0 million to purchase a 20% interest in OLT-O, an Italian unincorporated company involved in the construction, development, operation and maintenance of a FSRU.  As of December 31, 2009, we had a 2.7% interest.

During 2007, we disposed of our entire interest in Korea Line Corporation, or Korea Line, a Korean shipping company listed on the Korean stock exchange, which we had acquired during 2003 and 2004 at a cost of $34.1 million, which resulted in an aggregate gain of $73.6 million.

            On June 22, 2009 we formed a wholly owned subsidiary Golar LNG Energy Limited ("Golar Energy") under the laws of Bermuda. On August 12, 2009 Golar Energy completed its corporate restructuring and private placement offering, whereby it acquired the interests in our wholly owned subsidiaries, which collectively own interests in eight liquefied natural gas ("LNG") vessels, a 50% equity interest in another LNG carrier and certain other investments. As at 31 December 2009 we owned 73.8% of Golar Energy. Golar Energy is a publicly listed Bermudan company, listed in Norway on the Oslo Axess specializing in the acquisition, ownership, operation and chartering of LNG carriers and floating storage regasification units ("FSRUs") and the development of liquefaction projects. As of December 31, 2009, Golar Energy operated a fleet of eight LNG carriers and had a 50% equity interest in another LNG carrier.

Further details of the corporate restructuring and private placement offering are provided below:

•
We transferred to Golar Energy capital stock in our wholly owned subsidiaries and other equity interests and investments, in exchange for 168.5 million new common shares in the Golar Energy at a subscription price of $2 per share, giving rise to consideration of $337 million in addition to deferred consideration ("seller's credit") in respect of the Golar Freeze.

•
Immediately subsequent to the corporate restructuring described above Golar Energy issued 59.9 million new common shares to private institutional investors at a subscription price of $2 per share as part of the private placement resulting in aggregate gross proceeds of $119.7 million.  This includes $9.7 million of proceeds relating to the 4.8 million additional shares issued under the "greenshoe" option which were exercised in September 2009 in connection with the private placement.

•
In connection with the private placement 12 million warrants were also issued to private investors. Each warrant gives the holder the right to subscribe for one new share in Golar Energy at a subscription price of $2 per share. The warrants can only be exercised on December 15, 2010.

B.      Business Overview

We are a leading independent owner and operator of LNG carriers and FSRUs.  As of March 31, 2010, we have a fleet of 13 vessels, 10 LNG carriers, 3 FSRUs and a 50% equity interest in a further LNG carrier.  We are seeking to further develop our business in other mid-stream areas of the LNG supply chain other than shipping, in particular innovative LNG solutions such as FSRUs and floating LNG production.

The Natural Gas Industry

Natural gas is a growing energy source and its growth is expected to continue for the next 20 years.  According to the IEA new gas fired power plants and industrial (especially petrochemicals) usage are expected to provide a substantial part of this incremental demand.  Their 2009 International Energy Outlook reference case forecasts a rise in worldwide consumption from 104 trillion cubic feet ("Tcf") in 2006 to an estimated 114 Tcf  this year and rising to 152.5 Tcf by 2030 – an average annual rise of 1.6% from 1990 to 2030 with the largest rises over the same period being in China (5.1% p.a.) and India (4.1% p.a.).

The primary factors contributing to the growth of natural gas demand include:

•
Environmental:  Natural gas is a clean-burning fuel. It produces less carbon dioxide and other pollutants and particles per unit of energy production than coal, fuel oil and other common hydrocarbon fuel sources.

•
Demand from Industry and Power Generation:  According to the IEA, natural gas is the fastest growing fuel source for electricity generation worldwide accounting for around 35% of the worldwide natural gas consumption by 2030.   Also by 2020 industrial consumption is forecast to consume around 40% of worldwide gas use.

•	Market Deregulation: Deregulation of the gas and electric power industry in the United States, Europe and Japan, has resulted in new entrants and an increased market for natural gas.

•
Significant Natural Gas Reserves:  As of January2009 reserves of natural gas were estimated at approximately 6,254 Tcf or approximately more than 55 times the 114 Tcf of natural gas estimated to be consumed worldwide in 2009 and 69 Tcf more than the previous year's estimate.

•
Emerging economies:  According to EIA's 2009 prediction projected average increases in emerging economies (non-OECD) consumption of natural gas will be c2.2% per year up to 2030, compared to 0.9% per annum for OECD economies.

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

Production of LNG has grown from 147 mt p.a. in 2005 to 188 mt p.a. in 2009 and is forecast to rise to 302 mt p.a. by 2015. Five new producing countries entered the market in the same period.

Production

There are three major regional areas that supply LNG.  These are (i) Southeast Asia, including Australia, Malaysia, Brunei, Indonesia and Russia  (ii) the Middle East, including Qatar, Oman and United Arab Emirates, with a recently commissioned facility in Yemen, and (iii) the Atlantic Basin countries, including Algeria, Egypt, Equatorial Guinea, Libya, Nigeria, Norway and Trinidad with facilities under construction in Angola.  For the first time, South America will enter into the LNG Liquefaction industry when Peru completes construction of their LNG project in Q2 of this year.  The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.  By April 2010 there were 23 liquefaction facilities in operation in 17 countries.

Consumption

The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, South Korea, Taiwan and China; and Europe, specifically Spain, France, Italy, Belgium and Turkey.  In 2009, East Asia (including China) accounted for approximately 58% of the global LNG consumption a reduction from 64% in 2008.  Eight LNG import terminals operate in the United States and a ninth is due to be commissioned shortly. In addition Costa Azul in Baja California, Mexico provides gas to Southern California.

Argentina became the first Latin American country to import LNG in June 2008 via its Bahia Blanca Gasport terminal followed by Brazil via our converted LNG Carriers the Golar Spirit, and Golar Winter.  Chile also has two LNG Import terminals.

There are currently 23 LNG importing countries with more than 80 importing terminals with a further 4 under construction.  In 2008, Japan and South Korea remained the two largest importers of LNG, accounting for approximately 56% of the aggregate world LNG imports.  Almost all natural gas consumption in Japan and South Korea is based on LNG imports.

The LNG Fleet

As of the end of January 2010, the world LNG carrier fleet consisted of 341 LNG carriers (including 12 FSRUs and Regasification Vessels, or RVs and 14 vessels currently in Lay-up) with a total capacity of greater than 45 million cubic meters.  Currently there are orders for around 40 (of all sizes) new LNG carriers (including 7 FSRU, RV vessels and Production units) with expected delivery dates through to end 2011.

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

Of the vessels currently trading and on order, approximately 66% employ the membrane containment system, 30% employ the Moss system and the remaining 4% employ other systems.  Of the newbuilds vessels on order that have employed the membrane containment system, have done so primarily because it most efficiently utilizes the entire volume of a ship's hull.

The maximum worldwide production capacity for LNG carriers is in the region of approximately 40 ships a year after the rapid expansion of production facilities over the past five years, particularly in Korea.  The actual output depends upon the relative cost of LNG ships to other vessels and the relative demand for both.  The construction period for an LNG carrier is approximately 28-34 months.  However, based on current yard availability, the earliest delivery date for a new LNG vessel ordered today is 2012.  Any new project/trade with LNG vessel demand before then will have to rely on existing or ordered vessels until potential new orders can be delivered.

LNG Regasification Terminals

There are over 70 LNG regasification terminals operating in 22 countries.  The long term outlook for global gas and demand has stimulated growth in LNG production and trade, as well as the necessary expansion of regasification infrastructure.  Many existing regasification terminals have considered or are currently in the process of capacity expansions.  By the end of 2010, global LNG regasification is forecasted to be approximately 563 MTA while global liquefaction capacity is forecasted to be 267 MTA.  Most of the LNG regasification terminals presently in operation, and most of those currently under development, are onshore facilities.  Many of these terminals are in heavily populated regions and environmentally sensitive coastal areas, which face significant opposition from a range of government, community, and environmental groups.  In many instances, this opposition has caused lengthy and costly delays in obtaining permits and the ultimate completion of these LNG regasification terminals.  Additionally, when an importing region's natural gas demand is seasonal, onshore regasification terminals are more likely to increase the average cost of LNG in periods of greater demand to financially compensate for when an onshore terminal sits underutilized during periods of low demand.

Floating Storage and Regasification Units

In response to the limitations and political difficulties faced by onshore land-based terminals, many LNG importers around the world are exploring on-shore and offshore floating LNG regasification terminals as a cost effective and politically attractive alternative to land based onshore facilities.

We believe floating storage and regasification units are economically attractive, technically acceptable and flexible. In most cases FSRUs cost much less than land-based schemes of a similar size. Whilst general cost comparisons must be treated with caution, as the circumstances surrounding floating and land-based developments can affect the cost of both significantly. Our experience to date indicates that FSRUs of the order of  2–4 MTA are likely to be significantly cheaper than equivalent land-based plants.

FSRUs are generally faster to bring into operation: time is saved by not having such an extensive planning and permitting process as that normally associated with onshore developments; and the construction time is reduced, assuming the conversion of an existing LNG carrier, because much of the required equipment (storage, power and utilities) is already available and in place. The conversion projects carried out on the Golar Spirit and the Golar Winter suggest two years from the final investment decision to the delivery of the vessel: 18 months for engineering and procurement, and six months for the shipyard work.

We also believe that FSRUs are attractive because of the flexibility that they provide in terms of location and use. Depending on their design and configuration, FSRUs can be moved from one demand centre to another and may retain the ability to trade as LNG carriers.

Opposition to onshore LNG regasification plants has been strong in many places. Floating storage and regasification offers a way of distancing the energy solution from local opposition and potentially avoiding a lengthy and difficult approvals process.

FSRUs are disadvantaged to onshore terminals and GBSs because they generally have less storage and regasification capacity, and may require an offshore natural gas pipeline infrastructure to transport the gas to shore.

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

Compared to onshore terminals, FSRUs and other offshore LNG solutions are in the early stages of commercialization.  Several companies such as Golar, Exmar SA, Excelerate Energy and Höegh LNG are actively pursuing and marketing FSRU terminals to LNG importers around the world.  We are the first company to enter into an agreement for the long-term employment of a FSRU with a LNG importer.  Golar's first FSRU has been delivered to Petrobras and is currently operational.  Our second FSRU, Golar Winter, commenced its long-term charter with Petrobras in early September 2009 and our third FSRU commitment, the Golar Freeze, is scheduled for delivery to DUSUP in May 2010.  We believe several other LNG shipping companies are currently evaluating the costs and the technology of FSRUs, but none have entered the commercial market.

We believe, based on the FSRU commitments earned to date and strong market inquiry that FSRUs are viewed as an accepted means of LNG regasification and storage, particularly in locations where political or environmental concerns may prevent onshore facilities or in locations where the demand for LNG is for small to mid scale LNG import projects or seasonal.

To address a number of the above challenges, floating storage and regasification terminals have been successfully delivered and are now operating.  There are currently six operational FSRU/RV terminals in the world and a further four that have been sanctioned. Of these ten terminals three are permanently alongside (although two of these, Golar Winter and Golar Spirit, can also transport LNG), one is permanently located offshore (Livorno project using Golar Frost), three use Excelerate Energy vessels as shuttle carriers with alongside discharge, and three are shuttle carrier terminals with regasifiaction and discharge offshore (2 Excelerate Energy and 1 GDF Suez/ Höegh LNG).

Competition – LNG carriers and FSRUs

While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.  Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less where there is currently significant competition due to an oversupply of LNG carriers.

We believe that we are the only independent LNG carrier and FSRU owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction including BW Gas ASA (Norway), Exmar S.A. (Belgium), Teekay LNG Partners, L.P, Höegh LNG and three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, which traditionally provided LNG shipping services exclusively to Japanese LNG companies, are now aggressively competing in western markets.  In addition, new competitors that have recently entered the LNG shipping market include Maran Gas Maritime and Dynagas Ltd of Greece, A P Moller of Denmark, Overseas Shipholding Group of USA and Knutsen O.A.S Shipping AS of Norway.  There are other owners who may also attempt to participate in the LNG market if possible.

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

FSRUs are in an early stage of their commercial development and thus there is less competition than the more mature commercial market of LNG carriers.  However, interest in the sector is expected to increase.  Currently, Golar, Exmar, Excelerate Energy, Höegh LNG, Mitsui O.S.K. lines and MISC Berhad are among the companies actively competing for FSRU projects.

Our Business Strategy

We are one of the world's largest independent owners and operators of LNG carriers with over 35 years of experience and we developed the world's first Floating Storage and Regasification Unit based on the conversion of existing LNG carriers. Our strategy is to grow our business and to provide competitive returns to our shareholders with regular dividends while providing safe, reliable and efficient LNG shipping and FSRU service to our customers.

When the Golar Freeze has commenced its long-term charter, expected to be in May 2010, we will have five long-term charters with expiration dates (excluding option periods) of between 2017 and 2024. Our goal is to pay regular quarterly dividends from the cash flow generated by these contracts. Our dividend payments will be based on present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Golar LNG Energy

In addition, through our subsidiary Golar LNG Energy Limited ("Golar Energy"), we plan to further grow our LNG shipping and FSRU business and we are developing opportunities to diversify into other areas of the mid-stream LNG supply chain to enhance our margins.

Our main focus in our development of further mid-stream LNG business is maritime based and relatively small scale and low cost solutions.

In respect of our shipping operations we intend to build on our relationships with existing customers and continue to develop new relationships.  We aim to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping solutions.  We will also seek long-term employment for our LNG carriers within integrated LNG projects that we may be involved in and will look to participate in LNG trading opportunities to maximise the utilization and returns from our vessels operating in the spot market.

In 2008 we delivered the world's first FSRU converted from a LNG carrier, in 2009 we delivered the world's second FSRU converted from a LNG carrier and in 2010 we will deliver the third. We intend to take advantage of our leading position in this relatively new market, as well as our LNG experience and our shipping assets to grow our FSRU business.

In furtherance of our strategy to grow our business and maximise returns for our shareholders we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping assets and over 35 years of industry experience can add value.  We believe we can achieve this aim while at the same time diversifying our sources of income and thereby strengthening the Company.

We are investing in both established LNG operations and technologies and newly developing technologies; including floating regasification operations, floating LNG production and floating power production from natural gas.  We expect to continue our focus on these LNG solutions and related shipping services as a major area for our business development.

Specific projects we are actively pursuing include the following:

FSRU Projects:

We have entered into time charter agreements with Petrobras in respect of the Golar Spirit and the Golar Winter and with DUSUP in respect of the Golar Freeze, which requires the conversion of these vessels into FSRUs.  All three FSRUs will be chartered by Petrobras or DUSUP for 10-year periods, with options to extend the charter for up to an additional five years. The Golar Spirit commenced its charter in July 2008 and the Golar Winter commenced its charter in early September 2009.  The charter for the Golar Freeze is scheduled to commence upon completion of its conversion and delivery of the vessel in Dubai which we expect in May 2010.  We are actively pursuing other similar project opportunities, which include the provision of technical marine and LNG expertise for other technically innovative projects.

In 2006, we subscribed for 23 million shares in two tranches in Liquefied Natural Gas Limited (LNGL) an Australian publicly listed company at a cost of $8.6 million.  We purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million and the second tranche of the balance of the shares in June 2006, at a cost of $3.5 million.  Our subsidiary company Golar LNG Energy Limited subsequently sold shares realising US$11 million in cash and an approximate US$8 million gain. The company's current ownership interest in LNGL is approximately 4%.  LNGL is a company focused on developing LNG liquefaction projects acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets. We intended to participate in LNGL's projects, as a buyer of LNG and a provider of shipping requirements.  In February 2009, we announced our entry into a Heads of Agreement relating to our 40% participation in the Gladstone LNG project.  We expected the other project participants to be LNGL (40%) and Arrow Energy Limited (gas supply to the project, (20%)).  We also agreed to provide certain equity funding support to LNGL.  Arrow Energy Limited has recently agreed a takeover proposed from Royal Dutch Shell and PetroChina. Primarily as a result of this all agreements in respect of this project have terminated. Our original collaboration agreement with LNGL remains in place.

In January 2010 Golar Energy and PTTEP announced the joint termination of the Heads of Agreement and Joint Study Agreement governing their joint development of a floating liquefied natural gas (FLNG) project based on the gas fields in North West Australia owned by PTTEP. The two Companies also announced their termination of a Memorandum of Understanding covering their global cooperation to identify and develop FLNG projects.

Since June 2002, we have been involved in an Italian offshore floating storage and regasification project off the coast of Livorno, Italy.  In November 2006, we acquired 20% of shares in OLT-O, at a cost of $5 million.  In December 2007, we entered into an agreement with OLT-O for the sale of and conversion into a FSRU of the Golar Frost, for $231 million and the sale was completed in July 2008.  In March 2008, OLT-O signed a contract with Saipem S.p.A. for the conversion of the Golar Frost at a cost of €390 million (approximately $500 million) and also signed an agreement with SNAM RETE Gas for the construction of the pipeline connecting the terminal to the national grid.  In January 2008, the board of directors of OLT-O agreed a capital increase of €200 million (approximately $260 million).  We did not contribute to the capital increase and we have not committed to any further contributions.  The current shareholding position is Group Iride 46.79% (subdivided between Iride Mercato 41.71% and ASA Livorno 5.08%), E.ON Ruhrgas 46.79%,  OLT Energy 3.73% and Golar 2.69%.  The vessel is currently undergoing conversion in Dubai Drydocks under the EPCIC contract with Saipem. First commercial gas delivery is expected in 2011.

In 2008, Golar and Bluewater formed a joint venture company Bluewater Gandria for the purposes of bidding to develop an offshore LNG FSRU opportunity with South Africa's national oil company, PetroSA.  In connection with this bid, Bluewater Gandria acquired the 1977 built Moss type 126,000 m3 LNG Carrier, Hoegh Gandria (renamed Gandria).  The vessel was intended to be used as a converted offshore FSRU.  The bid for the offshore LNG FSRU opportunity with PetroSA was not successful. We and Bluewater continue to pursue other opportunities to develop an offshore FSRU project which could potentially utilise Gandria.

We own a 14.8% ownership interest in TORP Technology AS, or TORP, which we acquired in 2005 at a cost of $3 million.  We also have an option to use 33.4% of the capacity of TORP's offshore Alabama regasification terminal. TORP holds the rights to the HiLoad LNG Re-gasification and is planning to build an offshore LNG regasification terminal.  The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal.  The HiLoad LNG Re-gasification unit is equipped with standard regasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier.  In June 2009, TORP re-submitted to the U.S. Coast Guard an application for a license to build, own and operate the Bienville Offshore Energy Terminal for receipt and regasification of LNG.  TORP is also developing other potential projects for its Hi Load LNG Regasification unit. The ultimate size of our potential investment has yet to be determined.

In December 2005, we signed a shareholders' agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services in respect of the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E., or ECGS, for the development of hydrocarbon business and in particular LNG related business.  We have 50% of the voting rights, a 45% economic interest in ECGS and we would share in 50% of ECGS's losses.  In 2008, the company established administrative offices in Cairo.  Additionally; our activities have been registered with EGAS and Egyptian General Petroleum Corporation, or EGPC, which allows for ECGS to participate and compete in EGAS and EGPC sponsored tenders.  In 2009, ECGS was awarded a contract to provide anchor handling and towing services (AHTS) and to support a two well drilling program with options for extension. ECGS continues to make positive progress in developing its capability as a provider of offshore marine services (to include drilling services) in conjunction with its objective to develop its business foothold in the Egyptian LNG  market. The ultimate size of our potential investment has yet to be determined.

 We will consider the acquisition of new assets through third party acquisition or through newbuilding contracts to support our business expansion.

Customers

We receive a substantial majority of our revenue from long-term charter agreements with four customers, BG, Shell, Pertamina and Petrobras.

Since 1989, we have chartered vessels to Pertamina.  Our revenues from Pertamina were $40.4 million, $37.1 million and $37.2 million for the years ended 2009, 2008 and 2007, respectively, representing 18.0%, 16.2%, and 16.6% of our revenues over the same period, respectively.  Pertamina currently charters one vessel from us.

Since 2000, we have chartered vessels to BG.  Our revenues from BG were $61.3 million, $75.1 million, and $84.9 million for the years ended 2009, 2008 and 2007, respectively, representing 27.0%, 32.8% and 37.8% of our revenues over the same period, respectively.  BG currently charters three vessels from us.

Since 2006, we have chartered vessels to Shell.  Our revenues from Shell were $45.6 million, $85.3 million, and $58.8 million for the years ended 2009, 2008 and 2007, respectively, representing 20.0%, 37.3% and 26.2% of our revenues over the same period, respectively.  We currently charter three vessels to Shell on five-year charters, which contain a variable charter hire rate which is tied to the spot market and two vessels on short-term charters.  These agreements represent a significant extension of our relationship base and an important strategic link with Shell, who is one of the oldest and largest operators in the LNG market.

Since July 2008, we have chartered a vessel to Petrobras under a 10-year charter.  We commenced a second FSRU charter in early July 2009.  Our revenues from Petrobras for 2009 were $61.3 representing 27.0% of our revenues over the same period.

We continue to develop relationships with other major players in the LNG industry and with new customers as evidenced by our recent agreements with Petrobras for two 10-year FSRU time charters and DUSUP for one 10-year FSRU time charter.

Our Fleet

Current Fleet

As of end April 2010, we operated a fleet of 13 vessels and we have a 50% equity interest in another vessel. Our current fleet represents approximately 5% of the worldwide LNG carrier fleet (of vessels larger than 100,000 cbm) by number.  We lease eight LNG carriers under long-term financial leases, we own three vessels and we have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company.  We have also chartered-in one vessel on a short-term charter.

The following table lists the LNG carriers in our current fleet:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Hilli	1975	125,000	UK	Moss	n/a (1)	n/a	n/a
Gimi	1976	125,000	UK	Moss	BG	2010
Golar Freeze	1977	125,000	MI	Moss/FSRU(2)	Chartered to BG until June 2009. Thereafter chartered to DUSUP upon conversion to an FSRU which we expect to be completed in the second quarter of 2010.	2020	Terms extending up to 2025
Khannur	1977	125,000	UK	Moss	BG	2010
Golar Spirit	1981	128,000	MI	Moss/FSRU	Chartered to Petrobras as an FSRU.	2018	A three-year term and an additional two-year term
Golar Mazo (3)	2000	135,000	LIB	Moss	Pertamina	2017	Two additional five-year terms
Methane Princess	2003	138,000	UK	Membrane	BG	2024	Two additional five-year terms
Golar Winter	2004	138,000	MI	Membrane/ FSRU	Commenced its long-term charter with Petrobras as an FSRU in September 2009	2019	A three-year term and an additional two-year term

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Golar Viking (formerly known as the Gracilis)	2005	140,000	MI	Membrane	Shell	2011
Golar Grand (formerly known as the Grandis)	2006	145,700	IOM	Membrane	Shell	2011
Golar Maria (formerly known as the Granosa)	2006	145,700	MI	Membrane	Shell	2011
Golar Arctic (formerly known as the Granatina)	2003	140,000	MI	Membrane	Spot Trading	n/a
Ebisu (4)	2008	145,000	BAH	Moss	Spot Trading	n/a
Gandria (5)	1977	126,000	NIS	Moss	n/a(1)	n/a

Key to Flags:
LIB – Liberian, UK – United Kingdom, MI – Marshall Islands, IOM – Isle of Man , BAH – Bahamas, NIS – Netherlands Antilles
(1)	Currently, the Hilli and Gandria are layed-up in Labuan, Malaysia.
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

Our Charters

Our vessels transport LNG from various facilities around the world. Two of our vessels serve under long-term time charter arrangements, one serving routes between Indonesia and Taiwan, while the other is involved in the transportation of LNG from facilities in the Middle East, North Africa and Trinidad to ports principally in the United States and Europe but also Japan.  A further three of our vessels are or will be operating on long-term charters providing FSRU services before the end of 2010 and a further three vessels are under charter to Shell and operate worldwide.  These charters generally provide us with stable income and cash flows.

Two of our current LNG carriers long-term time charters come to an end in 2010 while the Hilli and our 50% equity interest in the Gandria are currently layed-up in Labuan, Malaysia providing possible FSRU conversion opportunities.  The Golar Arctic, purchased from Shell in January 2008, is currently operating on the spot market as is the Ebisu, our chartered-in vessel. The Golar Mazo is chartered by Pertamina, the state-owned oil and gas company of Indonesia.  The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18-year time charter that expires at the end of 2017.  Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

Under the Pertamina charter, the operating and drydocking costs of the Golar Mazo are compensated by Pertamina on a cost pass-through basis.  Pertamina also pay for hire of the vessel during scheduled drydockings up to a specified number of days for every two to three year period.

BG Charters:  BG, through its subsidiaries, charters three of our vessels on long-term time charters.  These vessels, the Khannur and Gimi, (both approaching the end of their long-term commitments to BG) and the Methane Princess each transport LNG from export facilities in the Middle East and Atlantic Basin nations to ports on the east coast of the United States, Europe and Japan.  BG determines the trading routes of these vessels.  The Golar Freeze commenced a five–year charter with BG on March 31, 2003 and was redelivered to us in June 2009, as noted above.  The charters for the Gimi and the Khannur will expire in August 2010 and the last quarter of 2010 respectively.

Petrobras Charters: In September 2007, we entered into 10-year time charter agreements with Petrobras which required the conversion of the Golar Spirit and the Golar Winter into FSRUs.  The Petrobras charters commence on the delivery of each of the vessels.  The Golar Spirit commenced its charter in July 2008 and the Golar Winter commenced in September 2009.  The time charter employment for these vessels is covered by two contracts, a time charter party covering hire of the vessel payable in United States dollars and an operating and services agreement payable in Brazilian Reais.  These two agreements are interdependent and when combined have the same effect as the time charters for our LNG carriers.  Petrobras has the option to purchase the vessel(s) after the second anniversary of delivery to Petrobras and they also have the option to terminate the charter after the fifth anniversary of delivery to Petrobras for a termination fee.

DUSUP Charter: In April 2008, we entered into a time charter with DUSUP which requires the conversion of the Golar Freeze into a FSRU.  The time charter is for a period of 10 years with a charterer's option to extend the charter for an additional five years.  The DUSUP charter will commence on the delivery of the vessel, which we expect in May 2010.  DUSUP has an option to terminate the charter after the fifth anniversary of delivery to DUSUP upon payment of a termination fee.

In the event of the late delivery of the Golar Freeze, DUSUP have the right to receive compensation in the form of a full pass through of any liquidated damages received by us from our suppliers, including the shipyard.

Shell Charters: Shell currently charters three of our vessels on five-year charters. The rates we earn from these charters are market related, and therefore variable.  As with all our other charters we may suffer periods of off-hire when the vessel is unable to transport cargo, however there is also the possibility of periods when we will not receive charter hire, in the event that Shell have no requirement for a given vessel in a given period and cannot sub-charter it to a third party.  Although this structure effectively leaves the company open to market risk we believe that our utilization rate (i.e. the number of days for which we are paid hire in any given period) may be improved.  Shell's international gas and LNG trading structures afford significantly more opportunity to create and sustain ongoing vessel utilization than is available to a stand-alone shipping company.

The five-year charter periods on the respective vessels commenced in January 2006 for the Grand, March 2006 for the Viking and June 2006 for the Maria, and are each scheduled to terminate in 2011.  However, Shell has termination rights throughout the charter period.

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

Charter Renewal Options

Pertamina Charter:  Pertamina has the option to extend the charter of the Golar Mazo for up to 10-years by exercising the right to extend for one or two additional five-year periods.  Pertamina must give two years notice of any decision to extend.  The revenue during the period of charter extension will be subject to adjustments based on our actual operating costs during the period of the extension.

BG Charters:  BG has the option to extend the Methane Princess charter for two, five-year periods.

Petrobras Charters:  Petrobras has the option to extend the charter period for both vessels, the Golar Spirit and the Golar Winter for up to five years by exercising its right to extend for an initial two year term and then a further three year term.

DUSUP Charter:  DUSUP have the option to extend the charter of the Golar Freeze up to October 2025.

Golar Management Limited and Ship Management

Golar Management Limited (previously known as Golar Management (UK) Limited), or Golar Management, a wholly owned subsidiary of ours which has offices in London and Oslo provides commercial, operational and technical support and supervision and accounting and treasury services to us.

Prior to February 2005, Golar Management provided all services related to the management of our vessels other than some of our crewing activities.  Since February 2005, Golar Management has subcontracted to internationally recognized third party ship management companies the day-to-day vessel management activities including routine maintenance and repairs; arranging supply of stores and equipment; ensuring compliance with applicable regulations, including licensing and certification requirements and engagement and provision of qualified crews.  Ultimate responsibility for the management of our vessels, however, remains with Golar Management.

Our third party ship managers are Thome Ship Management (Singapore), and Wilhelmsen Ship Management (Norway). We recently transferred the management of our three vessels chartered to Shell from STASCO to Thome and Wilhelmsen. Our decision to employ third party managers was primarily driven by our need to secure long-term high quality seafaring workforce for a growing fleet.  We recognized that external ship management companies have access to larger pools of officers that can be trained to become LNG officers. With the expansion of the global LNG fleet, a shortage of well-qualified officers is considered a significant threat to operators in this shipping segment We also wanted to take advantage of economies and efficiencies of scale afforded by these managers.

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

The FSRUs are treated as vessels by our insurers and the term "vessel" also covers FSRUs in the following.

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

For our operating FSRUs we have, due to formulations in their Time Charter Party contracts, also placed Comprehensive General Liability ("CGL") insurance.  This type of insurance is common for offshore operations and is additional to the P&I insurance.  Our cover under the CGL insurance is $150 million per unit.

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

A variety of governmental, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, relevant flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels.  Our failure to maintain necessary permits, licenses, certificates and approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

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

Regulation by the International Maritime Organization

The International Maritime Organization (IMO) is a United Nations agency that provides international regulations affecting the practices of those in shipping and international maritime trade.  The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, govern our operations.  The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.  Our Ship Managers hold a Document of Compliance for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code, or IGC, published by the IMO.  The IGC provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage.  Compliance with the IGC must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk.  Each of our vessels is in compliance with the IGC and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.  Non-compliance with the IGC or other applicable IMO regulations, may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

In the wake of increased worldwide security concerns IMO did issue "The International Security Code for Ports and Ships" ("ISPS").  The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities.  Our Ship Managers have developed Security Plans, appointed and trained Ship and Office Security Officers and all ships have been certified to meet the ISPS Code.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, results of operations, cash flows and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particular matter and ozone-depleting substances, which amendments enter into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.  The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulphur by mass by any merchant vessel while at berth in any EU country. Our trading vessels have achieved compliance by being arranged to allow burning gas only in their boilers when alongside. Low sulphur marine diesel oil (LSDO) has been purchased as the only fuel for the Diesel Generators. In addition we are in the process modifying the boilers on some of our vessels to also allow operation on LSDO.

Ballast Water Management Convention

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions.  For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits.  The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  To date there has not been sufficient adoption of this standard for it to take force.

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

Environmental Regulation—OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills.  OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil whether on land or at sea.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.  OPA defines these other damages broadly to include:

•	natural resources damage and the related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Golar LNG carriers). The Act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities.  OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  We anticipate that we will be in compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.  Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty.  Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance-based provider.  We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

In October 2009, the European Union amended a directive to impose illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010.  In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the E.U., U.S., IMO, or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.  We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society.  A classification society certifies that a vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Our FSRUs are "classed" as vessels and have obtained the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation.  The reference to "vessels" in the following, also apply to our FSRUs.

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance.  Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.  The classification society also undertakes on request other surveys and checks that are required by the regulations and requirements of the flag state.  These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies.  All of our vessels have been certified as being "in class."  The Golar Mazo and Golar Artic are certified by Lloyds Register, and our other vessels are each certified by Det Norske Veritas. Both being members of the International Association of Classification Societies.

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

Market Overview and Trends

Our principal focus and expertise is the transportation and regasification of LNG and liquefaction of natural gas.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects.  As of April 2010, our fleet consisted of 13 vessels and a 50% equity interest in a further LNG carrier.  A full fleet list is provided in Item 4.D, "Information on the Company - Our Fleet" showing the vessels that we currently own and charter-in.

We currently have three vessels the Golar Arctic, the Ebisu, the Hilli and a fourth vessel, our 50% equity interest vessel, the Gandria, not committed to contracts for the balance of 2010 with the Hilli and Gandria are currently in lay-up.  Rates payable in the market for LNG carriers may be uncertain and volatile.  The supply and demand for LNG carriers is also uncertain.  In the period from 2004, the excess supply of vessels over demand has negatively impacted our results and we expect this oversupply to continue during 2010 as LNG carriers continue to be delivered ahead of LNG production projects they were built for.  While we believe there could be up to a 16% increase in LNG production capacity during 2010 which would increase the worldwide LNG shipping requirement the fall in demand for natural gas worldwide due to the current economic climate and the subsequent fall in gas prices has had and is likely to continue to have a negative impact on LNG shipping demand.  In addition, we have in recent years observed a seasonal trend in rates with the rates earned in the summer months depressed compared with winter rates but we cannot be sure this will continue in the future.

The earnings from our vessels on charter to Shell will also be impacted by the development of charter rates and demand in the spot market.  These factors could also influence the results of operations from spot market activities and the Shell charters beyond 2010.

Please see the section of this annual report entitled Item 4, "Information on the Company – Business Overview – the LNG industry" for further discussion of the LNG market in 2009 and 2008.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
The Golar Spirit, the Golar Winter and the Golar Freeze will be operated in a substantially different manner.  In July 2008, the Golar Spirit commenced FSRU service under its long-term charter with Petrobras.  The Golar Spirit generated $39 million of total operating revenue for the year ended December 31, 2009.

The Golar Winter has operated in the spot market under short-term time charters since its delivery in 2004 until its entry into the shipyard for retrofitting for FSRU service in September 2008.  The vessel completed its FSRU conversion and was redelivered from the shipyard in May 2009 and commenced FSRU service in September 2009.  Whilst in the shipyard, the Golar Winter did not generate any revenue.  In 2009, the Golar Winter generated $18.5 million (2008: $19.4 million) of total operating revenue.

The Golar Freeze has operated under a long-term charter with BG since 2003, which expired in June 2009.  Following the end of its BG charter, it entered the shipyard for retrofitting for FSRU service in September 2009.  Upon delivery and acceptance by its charterer (expected in May 2010), the Golar Freeze will be operated as a FSRU under a 10-year time charter.

•
The Hilli, Gimi and Khannur have come or are coming to the end of their charters and may also operate differently in the future. We anticipate that in time we will convert some or all of these vessels for FSRU service in the future.  The Gimi and Khannur redelivery to us from long term time charters will occur during 2010.

•
FSRU operating expenses will be higher than the operating expenses for LNG carriers and will increase our exposure to foreign exchange rates.  Our historical operating expenses reflect the operation of the Golar Spirit and the Golar Winter (until the commencement of their respective FSRU services in July 2008 and September 2009), and the Golar Freeze as LNG carriers.  Following the completion of their retrofitting and operation as FSRUs, we expect to incur higher operating expenses on average with respect to their operation as FSRUs compared to conventional LNG vessels.  We expect these increased operating expenses to be offset by increased charter hire revenues.  In addition, the majority of our expenses and revenues have in the past been denominated in U.S. Dollars.  Under the Petrobras charters, we will incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we expect to have increased exposure to foreign exchange rates.

•
We expect to incur additional Brazilian taxes in connection with our operation of the FSRUs in Brazil.  Our operation of the Golar Spirit and the Golar Winter will result in our being subject to Brazilian taxes on the revenue we receive under the operation and services agreement with Petrobras.  For the year ended December 31, 2009, we incurred $1.1 million of Brazilian taxes in connection with the Golar Spirit and Golar Winter FSRU charter.

•	We expect a significant increase in bank margins as a result of the recent economic crisis should we refinance any of our existing facilities or enter into new facilities.

•	Investment in projects. We are continuing to invest in and develop our various projects, the costs we have incurred historically may not be indicative of future costs.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet, including our ability to deliver the Golar Freeze successfully to its charter;

•	whether Petrobras exercises its options to acquire the Golar Spirit or the Golar Winter and, if so, whether we can effectively redeploy the proceeds from any such exercise;

•	whether Petrobras exercises its option to terminate the Golar Spirit or the Golar Winter charters upon payment of a termination fee;

•	whether DUSUP exercises its option to terminate the Golar Freeze charter upon payment of a termination fee;

•	our ability to maintain good relationships with our five key existing customers (including Petrobras) and to increase the number of our customer relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand and supply for natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels under charter to Shell;

•	the success or failure of the LNG infrastructure projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	our ability to obtain debt financing in respect of our capital commitments in the current difficult credit markets and the likely increase in margins payable to our banks for new debt;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

•
economic, regulatory, political and governmental conditions that affect the shipping industry. This includes changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations.  These factors include:

•	the hire rate earned by our vessels and unscheduled off-hire days;

•	non-utilization for vessels not subject to fixed rate charters;

•	pension and share option expense;

•	mark-to-market charges in interest rate, equity swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	the performance of our equity interests;

•	increases in operating costs; and

•	our level of debt and the related interest expense and amortization of principal.

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

Voyage and charter-hire Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our customers under our time charters.  However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, which expenses will be payable by us.  We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time. Charter-hire expenses being the cost of chartering in vessels to our fleet.

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

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen over the last three years, will continue to rise over the next few years and rates may exceed the general level of inflation.  LNG transportation is a specialized area and the number of vessels has increased rapidly.  Therefore, there has been an increased demand for qualified crew, which has and will continue to the same extent to put inflationary pressure on crew costs.  Only vessels on full cost pass through charters would be protected from any crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our charters:

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

•
Under the OSAs for both the Golar Spirit and the Golar Winter, the hire amounts are payable in Brazilian Reais.  The hire payable under the OSAs covers all vessel operating expenses, other than drydocking and insurance which are covered under the Time Charter Party.  The hire amounts payable under the OSAs were established between the parties at the time the charter was entered into and will be adjusted based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

Results of Operations

Our results for the years ended December 31, 2009, 2008 and 2007 were affected by several key factors:

•
a realized gain arising on the termination of the Company's equity swap in respect of Arrow Energy which resulted in a net gain of approximately $7.8 million and the disposal of a percentage of our equity interest in Liquified Natural Gas Limited ("LNGL") in November 2009 resulting in an aggregate gain of $8.4 million;

•
the movement in mark-to-market valuations of our derivative instruments and the impact of the adoption of hedge accounting, effective from October 1, 2008 for certain of our interest rate swap derivatives; and

•	bank loan and other financing arrangements that we have entered;

•	the acquisition of the Golar Arctic (formerly known as the Granatina) in January 2008;

•	the gain on disposal of the Golar Frost in 2008 and our newbuilding DSME Hull 2244 in 2007, realizing a gain of $78.1 million and $41.1 million, respectively;

•
our vessels not on long-term charters affected by commercial waiting time.  During 2009, Golar Arctic and the Ebisu operated in the spot market; and the Hilli was in lay-up.  Also the three vessels on five-year charters with Shell; the Grand, Viking and Maria, ("Shell vessels") are subject to variable (market) charter rates and commercial waiting time;

•	periods of time 3 of our vessels spent in shipyards undergoing retrofitting for FSRU service;

•	share options expense.

•
the disposal of our entire equity interest in Korea Line in 2007 resulting in an aggregate gain of $73.6 million and a corresponding decrease in its contribution to equity in net earnings of investees;

The impact of these factors is discussed in more detail below.

Year ended December 31, 2009, compared with the year ended December 31, 2008

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2009	2008	Change	Change
Total operating revenues	216,495	228,779	(12,284)	(5%)
Voyage and charter-hire expenses	(39,463)	(33,126)	(6,337)	(19%)

The decrease in total operating revenues in 2009 compared to 2008 can primarily be explained by:

•
off-hire time incurred by the Golar Freeze upon entering the shipyard to commence its FSRU retrofitting in September 2009. The vessel earned approximately five months of revenue in 2009 as opposed to a full year of earnings in 2008.

•
an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up in 2009 (the Golar Frost, Golar Arctic and the Ebisu), including our vessels operating under the Shell five-year charters subject to variable (market) charter rates and commercial waiting time (the Grand, Maria and Viking).  The total operating revenues generated by these vessels in 2009 were $63.9 million as compared to $79.6 million in 2008.

•	the Golar Arctic which was acquired in January 2008 went on charter to Shell for the remainder of 2008 whereas the vessel had a considerable period of off-hire during 2009.

•	the Hilli did not earn revenue in 2009 compared to 4 months of 2008 after entering into lay-up in April 2008.

Partially offset by an increase in operating revenues arising from:

•	A full year's revenue of the Golar Spirit in 2009 as opposed to approximately 6 months in 2008.

Voyage and charter-hire expenses, which largely relate to fuel costs associated with commercial waiting time, vessel positioning costs and charterhire expenses, increased by $6.3 million in 2009 compared to 2008, principally as a result of reduced levels of utilization in 2009 which resulted in higher fuel costs payable by us. While a vessel is on-hire, fuel costs are typically borne by the charterer, whereas during periods of commercial waiting time, fuel costs are borne by us. This increase is also a result of the increased charterhire costs on the Ebisu which we chartered in late September 2008, thus we incurred approximately 3 months of charterhire costs in 2008 as opposed to a full year in 2009.

	2009	2008	Change	Change
Calendar days less scheduled off-hire days	4,145	4,298	(153)	(4%)

Average daily TCE (to the closest $100)	$47,400	$45,700	$1,700	4%

Average daily TCE is calculated as $47,400 and $45,700 in 2009 and 2008, respectively.  The increase in average daily TCE can be explained by the reasons described above and primarily as a result of higher charterhire rates received for the FSRU vessels.

The available trading days of our vessels trading in the spot market during 2009 and the vessels under the Shell five year charters was 1,957 and 2,640 days in 2009 and 2008, respectively.  Commercial waiting days in 2009 and 2008 were 38% and 26% of available trading days for these vessels, respectively.

Gain on sale of vessel/ newbuilding

(in thousands of $)	2009	2008	Change	Change
Gain on sale of vessel/ newbuilding	-	78,108	(78,108)	(100%)

In July 2008, we sold the Golar Frost to OLT-O for $231.0 million, recognizing a gain on sale of $78.1 million.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2009	2008	Change	Change
Vessel operating expenses	60,709	61,868	(1,159)	(2%)

Average daily vessel operating costs	13,410	13,041	(383)	(3%)

The decrease in vessel operating expenses is mainly due to the Hilli being in lay-up for the entirety of 2009 and therefore incurring reduced operating costs as well as the fact that the Golar Frost was redelivered to its new owners in May 2009.

This decrease is partially offset by increased operating costs of the Golar Spirit and the Golar Winter due to increased costs for operating FSRU vessels, in particular increased crew costs as well as general operating cost increases.

Administrative Expenses

(in thousands of $)	2009	2008	Change	Change
Administrative expenses	19,958	17,815	2,143	12%

The increase in administrative expenses in 2009 compared to 2008 was mainly due to:

•	an increase of $3.5 million in expenses relating to project business development. These costs include legal fees, consultants and professional expenses, contractor costs and travel expenses;

This is partially offset by

•	a decrease of $2.4 million in the charge relating to share options.

Depreciation and Amortization

(in thousands of $)	2009	2008	Change	Change
Depreciation and amortization	63,482	62,005	1,477	2%

Depreciation and amortization has increased mainly due to a full year's depreciation for the Golar Spirit capitalized FSRU assets in 2009 compared with approximately 6 months in 2008 and also the commencement of depreciation of the costs arising from completion of the Golar Winter FSRU retrofitting in July 2009.

This is partially offset by the depreciation cost for the Golar Frost for 3 months in 2008 compared to no depreciation in 2009.

Impairment and gain on long-lived assets

(in thousands of $)	2009	2008	Change	Change
Impairment of long-lived assets	1,500	110	1,390	1,263%
Gain on sale of long-lived assets	-	430	(430)	(100%)

The impairment charge in 2009 and 2008 relates to parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the Golar Freeze during 2009. In mid 2008, we sold some of these parts recognizing a gain on sale of $0.4 million.  As of December 31, 2009, the total carrying value of the remaining equipment (net of the impairment provision) is $13.6 million.

Net Financial Expenses

(in thousands of $)	2009	2008	Change	Change
Interest income from capital lease restricted cash deposits	11,464	42,869	(31,405)	(73%)
Other interest income	246	2,959	(2,713)	(92%)
Interest Income	11,710	45,828	(34,118)	(74%)
Capital lease interest expense	(19,730)	(53,157)	33,427	63%
Other debt related interest expense	(38,144)	(43,332)	5,188	12%
Interest Expense	(57,874)	(96,489)	38,615	40%
Mark-to-market adjustments for interest rate swap derivatives	17,385	(30,459)	47,844	157%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter lease related currency swap derivative	8,387	(7,964)	16,351	205%
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter lease related currency swap derivative)	9,699	(9,520)	19,219	202%
Mark-to-market adjustments for equity swap derivatives including gain on termination	17,603	(8,748)	26,351	301%
Fixed-rate debt settlement costs	-	(8,998)	8,998	100%
Finance transaction-related costs previously capitalized	-	(4,189)	4,189	100%
Other than temporary impairment of available-for-sale securities	-	(1,871)	1,871	100%
Other	(8,602)	(10,351)	1,749	17%
Other Financial Items, net	44,472	(82,100)	126,572	154%

Lease deposit interest income decreased by $31 million in 2009 compared to 2008 due mainly to a substantial decrease in interest rates in 2009 compared to 2008. This was also due to a lower requirement in certain of our capital lease related restricted cash deposits in lieu of the additional security afforded to the lessors as a result of our entry into long-term charters with the respective vessel.  The depreciation of GBP against the U.S. Dollar also impacted our interest income earned on our letters of credit, or LC deposits, denominated in GBP.

Capital lease interest expense decreased to $19.7 million in 2009 compared to $53.2 million in 2008 as a result primarily of the decrease in interest rates in 2009 compared with 2008. Some of the decrease can also be attributed to the effect of the depreciation of GBP against the U.S. Dollar on interest expense on our lease balances denominated in GBP.

The decrease in other debt related interest expense by $5.2 million was for the most part driven by lower USD LIBOR interest rates in 2009.

Mark-to-market adjustments for interest rate swap derivatives resulted in a gain of $17.4 million in 2009 compared to a loss of $30.5 million in 2008. In the year ended 2008, there was a persistent decline in long-term swap rates however throughout the year ended December 31, 2009 interest rate swap rates began to level out and in some cases began to increase thus in effect, cancelling out some of the loss incurred in 2008. During 2008 we adopted hedge accounting for certain of our interest rate swaps, effective as of October 1, 2008. Accordingly, a further $11.6 million gain (2008: $26 million loss), which would have been recognized in current earnings have been accounted for as a movement in other comprehensive income.

Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease obligation.  The gain in 2009 was mainly due to the appreciation of the U.S. Dollar against GBP.  Of the $8.4 million net foreign exchange gain in 2009, a gain of $21.0 million (2008: $51 million loss) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars).  The gain arose due to the appreciation of the U.S Dollar against the GBP during the year and represents an unrealized gain.  The loss on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $12.8 million (2008: $44.5 million gain).  This loss represents an unrealized loss.

 Mark-to-market adjustments for currency swap derivatives resulting in a gain of $9.7 million (excluding the Winter lease related currency swaps as already discussed above) refers to currency forward contracts entered into in 2008 and 2009 in connection with our various FSRU conversion projects.

Mark-to-market adjustments for equity swap derivatives resulting in a gain of $17.6 million in 2009 refers to equity swap, or Total Return Swap, transactions linked to our own shares and that of Arrow Energy Limited, a company listed on the Australian stock exchange, under short-term arrangements.  There was no obligation by us to acquire any shares from either of the counterparties.  Both equity swaps were terminated during the year ended December 31, 2009.

In 2008 the fixed-rate debt settlement costs of $9.0 million arose from the refinancing of the Methane Princess loan in connection with the new Golar LNG Partners credit revolving facility entered into in November 2008.  At the time of the refinancing, $125 million of the Methane Princess loan was fixed-rate debt.  Accordingly, simultaneous with the refinancing of the original debt the fixed-rate debt portion was cancelled resulting in the charge. However, we immediately entered into interest rate swaps for a similar amount of debt at a lower interest rate.

Finance transaction-related costs of $4.2 million in 2008 previously capitalized associated with our plans for a corporate restructuring and financing were written-off in 2008 due to the passage of time since these costs were initially incurred.

The other-than-temporary impairment charge in 2008 of $1.9 million relates to our investment in BW Gas Limited originally acquired at a cost of $2.4 million in 2008, which is listed on the Oslo stock exchange.  During the fourth quarter of 2008, we concluded that unrealized losses on the investment were other-than-temporary by virtue of the severity of the decline in the market value versus the cost basis.  Accordingly, amounts previously recognized as unrealized losses amounting to $0.4 million were reclassified from the statement of equity and recognized within the income statement.  In addition, the Company recognized losses from impairment from available-for-sale securities totalling $1.5 million immediately in the income statement in the fourth quarter of 2008. There was no other-than-temporary impairment charge in 2009.

Other items represent, amongst other things, bank charges, the amortization of debt related expenses,  foreign currency differences arising on retranslation of foreign currency and gain or losses on short term foreign currency forward contracts.  The difference is mainly due to a write-off of $1.5 million financing fees that occurred in 2008 as a result of the refinancing of the Methane Princess loan and the portion of the Golar Gas Holding loan relating to the Golar Spirit, that were replaced by the new Golar LNG Partners revolving credit facility.

Income Taxes

(in thousands of $)	2009	2008	Change	Change
Income taxes	1,643	510	1,133	222%

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary recently established in connection with our Petrobras long-term charters.  The increase in income taxes from $0.5 million in 2008 to a $1.6 million charge in 2009 was mainly due to Brazilian taxes of $1.1 million arising from the Golar Spirit and also the commencement of the Golar Winter charter with Petrobras during 2009.

Equity in Net Losses of Investees including Gain on Sale of Investee and Available-for-sale Securities

(in thousands of $)	2009	2008	Change	Change
Share of losses in other investees	(4,902)	(2,406)	(2,496)	104%
Equity in net losses of investees	(4,902)	(2,406)	(2,496)	104%

Gain on sale of investee	8,355	-	8,355	100%

Equity in net losses of investees relates mainly to the company's 50% investment in Bluewater Gandria NV, the owner of the vessel Gandria, and the Company's investment in LNG Limited. The increase in our share of the loss from $2.4 million in 2008 to $4.9 million in 2009 relates principally to our share of the losses incurred by LNG Limited ('LNGL'), as a result of expenditure incurred in relation to LNGL's primary project, the Gladstone project and also our share of Bluewaters' loss for a full year in 2009 as opposed to approximately six months in 2008.

In November 2009, we sold a block of 9.6 million LNG Limited shares which reduced our shareholding to approximately 6.3% of LNG Limited's issued share capital. The sale realized funds of approximately $11 million and resulted in an accounting profit of $8.4 million.

Net Income

As a result of the foregoing, we recognized net income of $31.5 million in 2009, representing an increase from a net loss of $3.3 million in 2008.

Noncontrolling Interest

(in thousands of $)	2009	2008	Change	Change
Noncontrolling interest	8,419	6,705	1,714	26%

Noncontrolling interest refers to the 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo and a 26.21% interest held by private investors in the Golar LNG Energy Limited, a subsidiary newly formed in 2009.   The movement of $1.7 million in the year ended December 31, 2009 relates primarily to the Golar Mazo 2009 profit. The remainder relates to the noncontrolling interest portion of the net loss of $2.2 million in Golar LNG Energy Limited from inception to December 31, 2009.

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

•
an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up in 2008 (the Golar Frost, Golar Winter, Golar Arctic, the Ebisu and the Hilli), including our vessels operating under the Shell five-year charters subject to variable (market) charter rates and commercial waiting time (the Grand, Maria and Viking).  The total operating revenues generated by these vessels in 2008 were $103.9 million as compared to $139.4 million in 2007.

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

	2008	2007	Change	Change
Calendar days less scheduled off-hire days	4,298	4,197	639	15%

Average daily TCE (to the closest $100)	$45,700	$51,000	$(5,300)	(10%)

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

The increase in vessel operating expenses is mainly due to the addition of the Golar Arctic to our fleet in January 2008 and the rising cost of recruiting and retaining officers for the fleet.  In addition, from January 1, 2008 we changed the base currency of salaries paid to the majority of our seafaring officers from U.S. dollars to Euros.  Accordingly, the depreciation of the U.S. Dollar against the Euro has contributed significantly to the increase in vessel operating expenses.  Moving forward, a stronger U.S. Dollar is likely to reduce operating expenses.

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

The decrease in administrative expenses in 2008 compared to 2007 was mainly due to:

•
a decrease of $2.9 million in the charge relating to employee share options. For further details please see the section of this annual report entitled Item 18, "Consolidated Financial Statements: Note 26 – Share Capital and Share Options."

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

Impairment and gain on long-lived assets

(in thousands of $)	2008	2007	Change	Change
Impairment of long-lived assets	110	2,345	(2,235)	(95%)
Gain on sale of long-lived assets	430	-	430	100%

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

Net Financial Expenses

(in thousands of $)	2008	2007	Change	Change
Interest income from capital lease restricted cash deposits	42,869	47,944	(5,075)	(11%)
Other interest income	2,959	6,962	(4,003)	(57%)
Interest Income	45,828	54,906	(9,078)	(17%)
Capital lease interest expense	(53,157)	(60,690)	7,533	12%
Other debt related interest expense	(43,332)	(51,646)	8,314	16%
Interest Expense	(96,489)	(112,336)	15,847	14%
Mark-to-market adjustments for interest rate swap derivatives	(30,459)	(13,689)	(16,770)	(123%)
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter lease related currency swap derivative	(7,964)	350	(8,314)	(2,375%)
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter lease related currency swap derivative)	(9,520)	-	(9,520)	(100%)
Mark-to-market adjustments for equity swap derivatives including gain on termination	(8,748)	7,438	(16,186)	(218%)
Fixed-rate debt settlement costs	(8,998)	-	(8,998)	(100%)
Finance transaction-related costs previously capitalized	(4,189)	-	(4,189)	(100%)
Other than temporary impairment of available-for-sale securities	(1,871)	-	(1,871)	(100%)
Other	(10,351)	(2,261)	(8,090)	(358%)
Other Financial Items, net	(82,100)	(8,162)	(73,938)	(906%)

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

Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease transaction.  The loss in 2008 was mainly due to the appreciation of the U.S. Dollar against GBP.  Of the $8.0 million net foreign exchange loss in 2008, a loss of $51.0 million (2007: $2.7 million gain) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars).  The loss arose due to the appreciation of the U.S Dollar against the GBP during the year and represents an unrealized loss.  The gain on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $44.5 million (2007: $2.7 million loss).  This gain also represents an unrealized gain.

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

Income Taxes

(in thousands of $)	2008	2007	Change	Change
Income taxes	510	(299)	809	270%

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

Equity in Net (Losses) Gains of Investees including Gain on Sale of Investee and Available-for-sale Securities

(in thousands of $)	2008	2007	Change	Change
Share of net earnings in Korea Line	-	14,922	(14,922)	(100%)
Share of losses in other investees	(2,406)	(1,282)	(1,124)	(87%)
Equity in net losses (gains) of investees	(2,406)	13,640	(16,046)	(118%)

Gain on sale of available-for-sale securities	-	46,276	(46,276)	(100%)

Gain on sale of investee	-	27,268	(27,268)	(100%)

The decline in Equity in net (losses) gains of investees, Gain on sale of investee and Gain on sale of available-for-sale securities is principally due to the disposal of Korea Line in 2007.

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

Net Loss

As a result of the foregoing, we recognized a net loss of $3.3 million in 2008, decreased from net income of $142.8 million in 2007.

Noncontrolling Interest

(in thousands of $)	2008	2007	Change	Change
Noncontrolling interest	6,705	6,547	158	2%

Noncontrolling interest refers to the 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo.

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

The majority of our revenues from our time charters are received monthly in advance.  Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to fuel costs, which represents the majority of these costs, being paid for by the charterer under time charters.  Although many of our vessels are on long-term time charters, we may require additional working capital in relation to our vessels operating in the spot market depending on their employment and possibly in respect of the three ships we have chartered to Shell, as these charters are at market related rates.  We believe our current financial resources, together with cash generated from operations are sufficient to meet our working capital requirements for our current business, for at least the next 12 months.  As of December 31, 2009 our working capital which is defined as current assets less current liabilities was showing net liabilities of $23.6 million (2008: $122.2 million). However within current liabilities we include our mark-to market valuations of our swap derivatives which represented $55.4 million of these liabilities (2008: $123.6 million). In the year ended 2008, there was a persistent decline in long-term swap rates. However throughout the year ended December 31, 2009 interest rate swap rates began to level out and in some cases began to increase thus, in effect, cancelling out the loss incurred in 2008 and reducing the liability. We have no current intention of terminating these swaps and realizing this liability. For further information refer to Note 21 & 27 of the Company's audited Consolidated Financial Statements included herein for detail.

Our FSRU conversion projects (in respect of initial capital outlays and loss of earnings of the vessel during modification) will result in increased working capital requirements. More specifically, additional facilities were required to meet our capital commitments in respect of the Golar Freeze FSRU conversion project, which will be delivered to DUSUP in May 2010.  In June 2009, we entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. We drew down an initial amount of $20 million on June 30, 2009 and a further $10 million during the quarter to September 30, 2009. $20 million was repaid in November 2009. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million we will be required to provide security to the satisfaction of World Shipholding. This is envisaged to take the form of a second priority lien over cash generating assets.

In February 2009, our board of directors suspended the declaration and payment of dividends to shareholders in order to increase cash flow and strengthen the balance sheet for near-term project opportunities.

On June 22, 2009 we formed a wholly owned subsidiary Golar LNG Energy Limited ("Golar Energy") and on August 12, 2009 Golar Energy completed its corporate restructuring and private placement offering, whereby it acquired the interests in our wholly owned subsidiaries, which collectively own interests in eight liquefied natural gas ("LNG") vessels, a 50% equity interest in another LNG carrier and certain other investments. Golar Energy's private placement of 59.9 million new shares at a subscription price of $2 per share raised approximately $115.4 million net of fees. At the same time Golar Energy issued 12 million warrants to subscribe for further shares on December 15, 2010 at $2 per share. This new equity will be used to fund the development of new business including FSRU projects and working capital requirements. In the interim and prior to refinancing the Golar Freeze, this new equity has also been used to fund capital commitments in respect of the Golar Freeze. Golar Energy is a publicly listed Bermudian company, listed in Norway on the Oslo Axess specializing in the acquisition, ownership, operation and chartering of LNG carriers and floating storage regasification units ("FSRUs") and the development of liquefaction projects.

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

Cash flows

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2009	2008	2007

Net cash provided by operating activities	43.8	48.5	73.1
Net cash provided (used in) by investing activities	(56.5)	(83.5)	224.4
Net cash provided (used in) by financing activities	78.8	(94.6)	(168.4)
Net increase (decrease) in cash and cash equivalents	66.1	(129.6)	129.1
Cash and cash equivalents at beginning of year	56.1	185.7	56.6
Cash and cash equivalents at end of year	122.2	56.1	185.7

The increase in cash and cash equivalents in 2009 was principally due to the completion of the equity offering in respect of Golar LNG Energy raising $115 million in the third quarter of 2009, as noted above.

In addition to our cash and cash equivalents noted above, as of December 31, 2009 and 2008, we had short-term restricted cash of $40.6 million and $60.4 million, respectively, that represents balances retained on restricted accounts in accordance with certain lease, loan and equity swap requirements.  These balances act as security for and over time are used to repay lease and loan obligations and for settlement of obligations (if any) under our equity swaps. As of December 31, 2009 and 2008, our long-term restricted cash balances were $594.2 million and $557.1 million, respectively.  These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

Net cash provided by operating activities

Cash generated from operations decreased by $4.7 million in 2009 compared to 2008, primarily as a result of the lower earnings from our vessels operating on the spot market arising both from a decline in spot rates and lower utilization, in addition, to the fact that Golar Freeze was undergoing conversion for approximately 6 months of 2009.  This was offset by higher earnings from the Golar Spirit following its successful FSRU retrofitting and commencement of its long-term charter with Petrobras in 2008.

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

Net cash used in/ provided by investing activities

Net cash used in investing activities of $56.5 million in 2009 was mainly due to the following:

•	Additions to vessels and equipment of $113 million comprising payments in respect of our various FSRU conversion projects;

Partially offset by:

•
Release of $15 million from our deposits held as security for our capital lease obligations mainly in recognition of the additional security afforded to the lessors from our entry into long-term charters with the respective vessels.

•	Proceeds of $11 million from the sale of the LNG Limited shares;

Net cash used in investing activities of $83.5 million in 2008 was mainly due to additions to vessels and equipment of $322 million comprising the acquisition of the Golar Arctic for consideration of $185 million  with the balance primarily relating to payment in respect of our various FSRU conversion projects. This was partially offset by proceeds of £231 million from the sale of the Golar Frost.

 Net cash used in investing activities in 2007 of $224.4 million was primarily due to the receipt of net proceeds from the disposal of our newbuilding DSME Hull 2244 amounting to $92.6 million and the piecemeal sale of our entire equity interest in Korea Line, which amounted to aggregate proceeds of $171.6 million.  Our other investing cash flows related to additions to vessels and equipment (including payments relating to our FSRU conversions) of $47.0 million.

Net cash used in/ provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and lease finance offset by debt repayments and new equity issuances.

Net cash provided by financing activities during the year ended December 31, 2009 of $78.8 million was primarily a result of the proceeds of $115.4 million from the issuance of equity in Golar LNG Energy Limited which occurred during 2009. This was partially offset by the repayment of $71.4 million of long term debt and proceeds from long term debt of $45 million of which $10 million relates to the Greenwich facility and $35 million relates to the final drawdown of the Golar LNG Partners facility in the first quarter of 2009.

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

As noted above, in February 2009, our board of directors suspended the declaration and payment of dividends to shareholders to increase cash flow and strengthen the balance sheet for near-term project opportunities.

In 2007, we utilized borrowings in the amount of $120.0 million to refinance the Viking.  We made total debt repayments of $180.7 million, of which $110.0 million related to the Viking refinancing.  On the termination of the equity swap we received proceeds of $8.0 million.  We bought back and subsequently cancelled 1,241,300 of our shares at a net cost of $22.8 million.  We purchased an additional 400,000 of our shares at a cost of $8.2 million.  In 2007, we commenced paying dividends and for the year ended December 31, 2007 had declared and paid in the aggregate of $2.25 per common share, or a total of $145.8 million.

Borrowing activities

Long-Term Debt

The following is a summary of our long-term debt facilities.  Please see Note 23 to the Company's audited Consolidated Financial Statements included herein for detail.

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

Golar Gas Holding facility

In March 2005, we refinanced two existing loan facilities in respect of five of our vessels with a banking consortium.  This new first priority loan, or Golar Gas Holding Facility, is for an amount of $300.0 million. The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan is secured by the assignment to the lending banks of a mortgage given to Golar Gas Holding Company Inc., a subsidiary of ours, by the lessor of four of the five vessels that are part of the Five Ship Leases.  In November 2008, as part of the refinancing detailed below under the new "Golar LNG Partners revolving credit facility," we repaid $46.3 million in respect of the Golar Spirit.  The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $55.7 million payable on April 14, 2011.  As of December 31, 2009, the balance outstanding on the loan facility was $90 million.

Gracilis facility

In January 2005, we entered into a commercial loan agreement in the amount of $120 million for the purpose of financing newbuilding hull number 1460, the Viking (formerly known as the Gracilis).  This facility was refinanced in August 2007.  The refinanced Gracilis facility is for an amount of $120 million.  The total amount outstanding at the time of the refinancing was $110 million.

Under the structure of the Gracilis facility the bank loaned us funds of $120.0 million, which we then loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, the Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that we are to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank.  The interest repayments to us by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying our interpretation of the standard relating to the consolidation of variable interest entities to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into our group.  Accordingly, as of December 31, 2009, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Gracilis facility accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in 39 quarterly installments with a final balloon payment of $71.0 million due on August 19, 2017.  The loan is secured by a mortgage on this vessel.

Granosa facility

In April 2006, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing our newbuilding, the Maria (formerly known as the Granosa), which we refer to as the Granosa facility.  The facility bears a floating rate of interest of LIBOR plus a margin and had an initial term of five years with 20 quarterly installment repayments commencing September 15, 2006.  In March 2008, the Granosa facility was restructured to lower the margin and extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

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

World Shipholding facility

In June 2009, we entered into an $80 million revolving credit facility with World Shipholding, a company indirectly controlled by trusts established by our Chairman, John Fredriksen for the benefit of his immediate family.  The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility.  The facility will be available for a period of two years.  All amounts due under the facility must be repaid within two years from the date of the first drawing.  We drew down an initial amount of $20 million on June 30, 2009 and a further $10 million in July 2009. In November 2009, we made a repayment of $20 million. The balance outstanding on the facility at December 31, 2009 was $10 million.  The facility is currently unsecured.  However, in order to draw down amounts in excess of $35 million we will be required to provide security to the satisfaction of World Shipholding.  This is envisaged to take the form of a second priority lien over cash generating assets.

As of December 31, 2009 and 2008, we had total long-term debt outstanding of $782.2 million and $808.6 million, respectively.

The outstanding debt of $782.2 million as of December 31, 2009, was repayable as follows:

Year ending December 31,
(in millions of $)

2010	74.5
2011	120.3
2012	52.8
2013	46.9
2014	115.9
2015 and thereafter	371.8
782.2

 The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.7% to 1.15%.

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

The profiles of the Five Ship leases are such that the lease liability continues to increase until 2008 and thereafter decreases over the period to 2023 being the primary term of the leases.  The value of deposits used to obtain letters of credit to secure the lease obligations as of December 31, 2009, was $426 million.

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

The profile of the Methane Princess lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The value of the deposit used to obtain a letter of credit to secure the lease obligation as of December 31, 2009, was $153 million.

Golar Winter lease

In April 2004, we signed a lease agreement in respect of our newbuilding the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the "Lessor") for a primary period of 28 years.  Under the agreement we received an amount of $166 million.  Our obligations to the Lessor under the lease are secured by (inter alia) a letter of credit provided by another U.K. bank (the "LC Bank").  We deposited $39 million with the LC bank as security for the letter of credit at the same time we entered into the lease.  The effective amount of net financing received is therefore $127 million before fees and expenses.  In May 2008 and October 2009 , $37 million and $15.3 million, respectively, of this deposit was released to us in consideration of the additional security afforded to the lessor by the long-term time charter of the Golar Winter with Petrobras.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in USD.  In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays U.S. Dollars).

Grandis lease

In April 2005, we signed a lease agreement in respect of our newbuilding, the Grand (formerly known as the Grandis), to which we refer to as the Grandis lease, with another U.K. bank (the "Grandis Lessor") for a primary period of 30 years.  Under the agreement we received an amount of $150 million of which $47 million was received in April 2005 with the remainder received on delivery of the vessel in January 2006.  Our obligations to the lessor under the lease are secured by (inter alia) a letter of credit provided by another U.K. bank.  This letter of credit is secured by a cash deposit of $45 million, which we deposited at the same time as entering into the lease.  The Grandis lease obligation and associated cash deposit are both denominated in USD.  The effective amount of net financing was therefore $105 million, before fees and expenses.

New Long Funding Finance Lease

In March 2010, the Company terminated three of the leases within the Five Ships Leases and immediately entered into three new long funding finance leases ("LFFL's") in respect of the same ships. The LFFL's have an initial term of approximately 12 years from inception. The lease obligations under the LFFL's are secured by cash deposits of the same value. The cash deposits will be used to service the entirety of the lease obligations.

As at December 31, 2009, the Company is committed to make minimum rental payments under capital lease, as follows:

Year ending December 31,	Five Ship Leases	Methane Princess Lease	Golar Winter Lease	Grandis Lease	Total
(in thousands of $)
2010	22.7	6.9	10.4	9.3	49.4
2011	28.6	7.2	10.4	9.3	55.5
2012	30.0	7.5	10.4	9.3	57.2
2013	31.5	7.8	10.4	9.3	59.0
2014	49.7	8.1	10.4	9.3	77.6
2015 and thereafter	516.1	278.1	182.1	212.6	1,188.8
Total minimum lease payments	678.5	315.7	234.1	259.2	1,487.5
Less: Imputed interest	(251.8)	(162.9)	(103.7)	(116.2)	(634.5)
Present value of minimum lease payments	426.8	152.8	130.4	142.9	852.9

For all our leases other than the Grandis lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Five Ship leases and the Methane Princess lease, and based upon USD LIBOR for the Winter lease.  Our lease obligation in respect of the Grand and the associated cash deposit are denominated in USD.  Seven of our leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations or by currency swap.  This is not however a perfect hedge and so the movement in currency exchange rate between the U.S. Dollar and the GBP will affect our results (please see the section of this annual report entitled "Item 11- Foreign currency risk").

In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the U.K. vessel lessors.  Any additional payments could adversely affect our earnings and financial position.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP). Two of our U.K. tax leases accrue benefit over the term of the leases. The remaining six UK tax leases were structured so that a cash benefit was received up front.

Debt and lease restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and lessors.  In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.  Our various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios.  Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses, minimum free cash restrictions in respect of our subsidiaries and us.  With regards to minimum levels of free cash we have covenanted to maintain at least $25 million of cash and cash equivalents on a consolidated group basis.

As of December 31, 2009, we complied with all covenants of our various debt and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of Golar.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  We may also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas, which can impact our charter rates, and to some extent for speculative purposes.  As of December 31, 2009, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $643 million of floating rate debt, leaving $358 million exposed to a floating rate of interest.  Our swap agreements have expiry dates between 2010 and 2015 and have fixed rates of between 1.99% and 5.04%.  We also enter into equity swaps.

In June 2008, we entered into an equity swap line with Nordea Bank of Finland PLC ("Nordea"), for a term of six months.  The equity swap line allows Nordea to acquire an amount of shares up to a maximum of 1.0 million in us during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares.  Nordea is compensated at their cost of funding plus a margin.  As of December 31, 2008 a total of 300,000 shares had been purchased under this scheme.  Pursuant to the termination of the equity swap in January 2009, we entered into arrangements with the same counterparty under similar terms for a maximum of 300,000 shares This equity swap terminated in November 2009.

In addition to the above equity swap transactions indexed to our own securities, in July 2008, we entered into a one-year equity swap arrangement relating to securities in another company, Arrow, a company listed on the Australian stock exchange. This equity swap was terminated in the third quarter of 2009 resulting in a net gain of approximately $7.8 million.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter Lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Spirit and Winter charters in Brazilian Reais.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office.  The currencies which impact us the most include, but are not limited to, Euros, Norwegian Krone, Singaporean Dollars and, to a lesser extent, GBPs.

Capital Commitments

Vessel Conversion

As of December 31, 2009, we had a contract with Keppel Shipyard and others for the conversion of the Golar Freeze into a FSRU.  In April 2008, we entered into a time charter agreement with DUSUP for the Golar Freeze, which requires the conversion of the vessel into a FSRU.  Accordingly, as of December 31, 2009 and March 31, 2010, we are committed to incurring costs in connection with the retrofitting of the Golar Freeze into a FSRU.  In addition, we have ordered equipment in connection with the speculative conversion of the Hilli.  As of these dates, the estimated timing of the remaining commitments under our present contracts in connection with these conversions is below:

(in millions of $)	March 31, 2010	December 31, 2009
2010	27.5	55.1
	27.5	55.1

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

 During the fourth quarter of 2009 as was the case in 2008 we considered the deterioration in the economic environment as a continuing potential indicator of impairment of our vessels.  We assessed the potential impairment of our vessels by comparing the undiscounted cash flows of our vessels to their carrying values over the existing service potential of our vessels.  The projected net operating cash flows for each vessel were determined by considering the charter revenues from existing time charters for their fixed contracted term and an estimated daily time charter equivalent for vessels operating in the spot market or at the end of their time charter (based on historical average trends as well as future expectations available for each vessel) over the vessels' remaining estimated life, which on average for our fleet extends over a 25-year period.  Expected outflows for vessel drydockings and vessel operating expenses are based on our historical average operating costs and assume an average annual inflation rate of 2%.  Operating days take into account the periods when each vessel is expected to undergo their drydocking, the frequency of which depends on factors such as their age and whether operating as an FSRU.  Assumptions are in line with the Company's historical performance.  Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2009, as the undiscounted projected net operating cash flows exceeded their carrying value.

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

Since inception, our vessels have not been impaired.  However, an impairment charge of $1.5 million (2008: $0.1 million) was recognized, in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit.  Refer to Note 6 of the Company's audited Consolidated Financial Statements included herein for detail.

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

Recently Issued Accounting Standards and Securities and Exchange Commission Rules

Effective July 2009, the Financial Accounting Standards Board (''FASB'') codified accounting literature into a single source of authoritative accounting principles, except for certain authoritative rules and interpretive releases issued by the SEC. Since the codification did not alter existing U.S. GAAP, it did not have an impact on the Company's consolidated financial statements. All references to pre-codified U.S. GAAP have been removed from these financial statements.

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. These requirements are effective for us for transfers occurring on or after January 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. The Company does not have any significant interests in variable interest entities and therefore does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. Early adoption is permitted and may be prospective or retrospective. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2007, the Financing Accounting Standards Board issued new guidance relating to Non-controlling Interests in Consolidated Financial Statements, which requires (1) non-controlling interests (previously referred to as minority interest) to be reported as part of equity in the consolidated financial statements, (2) losses to be allocated to non-controlling interests even when such allocation might result in a deficit balance, (3) notes that changes in ownership will be treated as equity transactions, (4) notes that upon  a loss of control any gain or loss on the interest sold will be recognized in earnings, and; (5) notes that reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between controlling and non-controlling interests.  It is effective for annual periods beginning on or after December 15, 2008.  On adoption of this standard, except for the reclassification of non-controlling interest to Equity, the adoption of this standard does not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

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

F.      Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2009:

(in millions of $)	Total Obligation	Due in 2010	Due in 2011 - 2012	Due in 2013 – 2014	Due Thereafter
Long-Term Debt (1) Interest Commitments on Long-Term Debt (2)	782.2 165.2	74.5 33	173.1 54.3	162.8 44.9	371.8 33
Capital Lease Obligations (3) Interest Commitments on Capital Lease Obligations	852.9 634.5	7.6 41.8	21.6 91.1	32 104.5	791.7 397.1
Operating Lease Obligations	14.1	12.2	1.1	0.8	-
Purchase Obligations:
FSRU Conversion (4) Egyptian Venture (5)	55.1 3.7	55.1 -	- 3.7	- -	- -
Other Long-Term Liabilities (6)	-	-	-	-	-
Total	2,507.7	224.2	344.9	345	1,593.6

(1)
As of December 31, 2009, taking into account the hedging effect of our interest rate swaps, $358.2 million of our long-term debt and capital lease obligations (net of restricted cash deposits), was floating rate debt ,which accrued interest based on USD LIBOR.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 3.97% and taking into account our various margin rates and interest rate swaps associated with each debt.

(3)	In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under "Capital Lease Obligations").

(4)
This refers to the contracted costs for the retrofitting of the Golar Freeze into FSRUs. As at December 31, 2009, we had a contract with Keppel Shipyard for the conversion of the Golar Freeze and with other suppliers for equipment and engineering for the conversion of the Golar Freeze into a FSRU.

(5)
In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E ("ECGS"), established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2009, we were committed to subscribe for common shares in ECGS for a further consideration of $3.7 million payable within five years of incorporation, at dates to be determined by ECGS's board of directors.

Furthermore, as at December 31, 2009, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.  This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(6)
Our Consolidated Balance Sheet as of December 31, 2009, includes $76.4 million classified as "Other long-term liabilities" of which $43.7 million represents deferred credits related to our capital lease transactions and $32.6 million represents liabilities under our pension plans.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain.  See Note 25 of the Consolidated Financial Statements for additional information regarding our other long-term liabilities.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

           Information concerning each of our directors and executive officers and certain key officers of our subsidiary management companies who are responsible for overseeing our management as at March 31, 2010 is set forth below.

Name	Age	Position
John Fredriksen	65	Chairman of the Board, President and Director
Kate Blankenship	45	Director and Audit Committee member
Frixos Savvides	58	Director and Audit Committee member
Hans Petter Aas	64	Director
Katherine Fredriksen	26	Director
Georgina Sousa	60	Company Secretary

Graham Robjohns	45	Chief Executive Officer - Golar LNG Management
Oscar Spieler	49	Chief Executive Officer - Golar Energy Management
Graeme McDonald	53	Executive Vice-President Business Development - Golar Management
Jan Flatseth	66	Chief Operating Officer - Golar Management

John Fredriksen has served as the Chairman of the Board, President and a director of the company since our inception in May 2001.  He has been the Chief Executive Officer, Chairman of the Board, President and a director of Frontline Ltd since 1997.  Frontline is a Bermuda based tanker owner and operator listed on the New York Stock Exchange (NYSE), the London Stock Exchange (LSE) and the Oslo Stock Exchange (OSE). Mr Fredriksen has established Trusts for the benefit of his immediate family which indirectly control World Shipholding, our largest shareholder. He has been a director of Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange, since November 2004 and has also served as a director and the Chairman of Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange and recently NYSE, since May 2005.

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005.  She served as our Chief Accounting Officer from May 2001 until May 31, 2003.  She has been a director of Frontline since August 2003 and served as Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005.  Mrs. Blankenship has served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 until September 2007 and was Secretary of Knightsbridge from December 2000 until March 2007.  Mrs. Blankenship has served as a director of Ship Finance since July 2003, Seadrill since May 2005, Golden Ocean since November 2004 and Independent Tankers Corporation since February 2008.  She is a member of the Institute of Chartered Accountants in England and Wales.

Frixos Savvides has served as a director since August 2005.  Mr. Savvides was a founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus.  He held this office until 2003.  Mr. Savvides is currently a senior independent business consultant, and holds several Board positions.  Mr. Savvides has been a director of Frontline since July 2005.  He is a Fellow of the Institute of Chartered Accountants in England and Wales.

Hans Petter Aas has served as a director since September 2008.  Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008.  He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.  Mr. Aas is also a director and Chairman of Ship Finance and Knutsen Offshore Tanker Co ASA and has recently become a director of the Norwegian Export Credit Guaranty Institute.

Katherine Fredriksen has served as a director since September 2008.  Ms. Fredriksen is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London.  Ms. Fredriksen is the daughter of Mr. John Fredriksen, our Chairman.  Ms. Fredriksen is also a director of Frontline, Seadrill and Independent Tankers Corporation Limited.

Georgina E. Sousa has served as Secretary of the company and its subsidiaries since November 30, 2005.  She is also Head of Corporate Administration for Frontline.  Up until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company having joined the firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Graham Robjohns has served as Chief Executive Officer of Golar LNG Management since November 2009. He served as our Group Financial Controller since May 2001, as our Chief Accounting Officer since June 2003and is also currently Chief Financial Officer of Golar Management, a position he has held since November 2005.  He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001.  From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case.  Prior to 1992, he worked for PricewaterhouseCoopers in their corporation tax department.  He is a member of the Institute of Chartered Accountants in England and Wales.

Oscar Spieler has served as Chief Executive Officer of Golar Energy Management since August 2009.  He served as Chief Executive Officer of Sea Production Ltd from October 2006 until October 2008 and was CEO of Frontline Management AS from 2003 to 2006, and prior to that time Technical Director of Frontline Management AS since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping marine operations and offshore assets.

Graeme McDonald is Executive Vice President of Business Development of Golar Management. He was previously Chief Technical Officer and prior to that he was general manager of the fleet, a position he held with Osprey, since 1998.  He has worked in the shipping industry since 1973 and held various positions with Royal Dutch Shell companies, including manager of LNG shipping services at Shell International Trading and Shipping Company Ltd. and manager of LNG marine operations at Shell Japan Ltd.

Jan Flatseth is Chief Operating Officer of Golar Management.  He joined the company in September 2006 as General Manager Fleet. Prior to joining Golar he held the position of Assistant Technical Director and Fleet Manager responsible for the LNG/C fleet of BW Gas.  Mr. Flatseth has a M.Sc. degree in Naval Architecture/Marine Engineering from the Norwegian Institute of Technology.  He spent 13 years at DNV and was the Head of Section Gas and Chemical Carriers until 1982.  After leaving DNV, he served in senior management positions at Helge R. Myhre/Kværner Shipping from 1982 -1995.  The company was a subsidiary of the industrial group, Kvaerner, set up to own and operate gas carriers.  Mr. Flatseth remained with the company when Havtor acquired Kvaerner Shipping and a year later when it all became part of the large shipping group Bergesen DY ASA ("BW Gas").

Mr. Tor Olav Trøim has, effective October 5, 2009, resigned from his position as director and officer of Golar LNG Limited in order to fulfill his appointment as chairman of the board of Golar LNG Energy Limited.  No replacement has been appointed.

B.      Compensation

For the year ended December 31, 2009, we paid to our directors and executive officers aggregate cash compensation of $1,722,305 and an aggregate amount of $400,385 for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "Option Plan" below.

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

 D.     Employees

                      As of December 31, 2009, we employed approximately 25 people in our offices in London and Oslo.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 382 seagoing employees, of which approximately 32 are employed directly by us and 350 are employed through our independent ship managers.

E.      Share ownership

The following table sets forth information as of March 31, 2010, regarding the total amount of common shares owned by all of our directors and officers on an individual basis.

Director or Officer	Common Shares of $1.00 each	Percentage of Common Shares Outstanding
John Fredriksen*	31,203,900	46.18%
Kate Blankenship	**	**
Graham Robjohns	**	**

* Mr. Fredriksen may be deemed to beneficially own 31,203,900 shares of common stock, par value $1.00 per share (the "Common Shares"), of Golar LNG Limited (the "Issuer") through his indirect influence over World Shipholding Ltd., the shares of which are indirectly held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 31,203,900 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 31,203,900 Common Shares.

** Less than 1%

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

In August 2009 the board of directors of Golar LNG Energy Limited ("Golar Energy") adopted the Golar Energy share option with similiar terms to the Golar LNG share option plan.

Under the terms of these plans, the Boards may determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value.  Options that have not lapsed will become immediately exercisable at the earlier of the vesting date, the option holder's death or change of control of the Company.  All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board may from time to time prescribe.  The Plan will expire 10 years from its date of adoption.

As of March 31, 2010, 5.5 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans (1.5 million in respect of Golar LNG and 4 million in repsect of Golar Energy).  For further detail on share options please read Item 18 - Consolidated Financial Statements: Note 26 – Share Capital and Share Options.

Details of share options held by our directors and officers as of April 28, 2010 in both Golar LNG Limited and Golar LNG Energy Limited are set out in the following tables below:

Golar LNG Limited

Director or Officer	Number of Common Shares Subject to Option	Exercise Price per Ordinary Share	Expiration Date
John Fredriksen	500,000	$5.75 - $11.07	2011
Frixos Savvides	75,000	$11.07	2011
Kate Blankenship	75,000	$11.07	2011
Graeme McDonald	75,000	$11.07	2011
Graham Robjohns	175,000	$11.07- $11.32	2011 - 2014
Jan Flatseth	75,000	$9.41	2012
Hans Petter Aas	75,000	$11.07	2014
Katherine Fredriksen	75,000	$11.07	2014

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of March 31, 2010.

Golar LNG Energy Limited

Director or Officer	Number of Common Shares Subject to Option	Exercise Price per Ordinary Share	Expiration Date
John Fredriksen	50,000	$2.20	2014
Kate Blankenship	50,000	$2.20	2014
Graeme McDonald	286,000	$2.20	2014
Graham Robjohns	300,000	$2.20	2014
Oscar Spieler	600,000	$2.20	2014
Jan Flatseth	264,000	$2.20	2014

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The Company is indirectly controlled by another corporation (see below).  The following table presents certain information regarding the current beneficial ownership of the common shares with respect to each major shareholder who is known by the Company to own more than 5% of the Company's outstanding common shares as of March 31, 2010.  Information for certain holders is based on their latest filings with the SEC or information delivered to us.  The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under SEC rules a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 31, 2010 (60 days after March 31, 2010) through the exercise of any stock option or other right.

	Common Shares
Owner	Amount	Percent
World Shipholding Ltd. (1)	31,203,900	46.18%
Steinberg Asset Management, LLC (2)	12,354,192	18.28%

(1)  Our Chairman, John Fredriksen, indirectly influences World Shipholding Ltd.
(2)  Information derived from the Schedule 13G/A of Steinberg Asset Management, LLC filed with the Commission on February 16, 2010.

Our major shareholders have the same voting rights as all other holders of our Common Shares.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

As at March 31, 2010, 29,891,428 of the Company's common shares are held by 29 holders of record in the United States.

According to a Schedule 13G filed on February 12, 2010, Allianz SE reported beneficial ownership of 3.69% of our outstanding common shares.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2009 are discussed below.

Net (expenses) income from related parties:

(in thousands of $)	2009
Frontline Ltd. and subsidiaries ("Frontline")	(261)
Seatankers Management Company Limited ("Seatankers")	(82)
Ship Finance AS ("Ship Finance")	195

Frontline, Seatankers and Ship Finance are each subject to the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of his immediate family.

Net expense/ income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.

Receivables(payables) from related parties:

(in thousands of $)	2009
Frontline	488
Seatankers	(106)
Ship Finance	115
497

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

During the year ended December 31, 2009, Faraway Maritime Shipping Company which is 60% owned by us and 40% owned by China Petroleum Corporation, or CPC, paid dividends totalling $3.4 million of which 60% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million on June 30, 2009 and a further $10 million during the quarter to September 30, 2009. $20 million was repaid in November 2009. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding. This is envisaged to take the form of a second priority lien over cash generating assets

C.      Interests of Experts and Counsel

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

Our Board has declared two quarterly dividends in 2010 in respect of the third and fourth quarter of 2009. These dividends comprised the distribution of one Golar LNG Energy Limited share for every seven Golar LNG Limited shares held. The monetary equivalent of the first dividend was $0.25 and of the second was $0.23.

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

The following table sets forth, for the five most recent fiscal years from January 1, 2005 and for the period ended March 31, 2010, the high and low prices for the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low

Three months ended March 31, 2010
First Quarter	NOK75.75	NOK63.00	$13.40	$10.60

Fiscal years ended December 31
2009	NOK77.75	NOK23.00	$13.90	$2.63
2008	NOK123.00	NOK29.00	$22.79	$3.96
2007	NOK154.50	NOK76.25	$27.70	$12.00
2006	NOK102.00	NOK71.00	$15.29	$12.00
2005	NOK98.50	NOK66.00	$15.75	$10.31

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2008, the high and low prices of the common shares on the Oslo Stock Exchange and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low
Fiscal year ended December 31, 2009
First quarter	NOK58.00	NOK18.80	$8.35	$2.63
Second quarter	NOK57.00	NOK23.00	$8.82	$3.02
Third quarter	NOK67.00	NOK48.10	$11.45	$7.52
Fourth quarter	NOK77.75	NOK62.00	$13.90	$10.59

	OSE		NASDAQ
	High	Low	High	Low
Fiscal year ended December 31, 2008
First quarter	NOK123.00	NOK84.50	$22.79	$16.79
Second quarter	NOK110.00	NOK78.00	$22.00	$15.26
Third quarter	NOK102.00	NOK68.00	$18.60	$11.50
Fourth quarter	NOK76.00	NOK29.00	$13.04	$3.96

The following table sets forth, for the most recent three months, the high and low prices for our common shares on the OSE and the Nasdaq National Market.

	OSE		NASDAQ
	High	Low	High	Low

March 2010	NOK75.00	NOK67.75	$12.85	$11.35
February 2010	NOK71.75	NOK63.00	$12.12	$10.60
January 2010	NOK75.75	NOK68.50	$13.40	$11.60

On March 31, 2010, the exchange rate between the Norwegian Kroner and the U.S. Dollar was NOK5.98 to one U.S. Dollar.

ITEM 10.   ADDITIONAL INFORMATION

           This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our shares.  The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain.  The Memorandum of Association and the Bye-Laws of the Company have previously been filed as Exhibits 1.1 and 1.2, respectively to the Company's Registration Statement on Form 20-F, (File No. 000-50113) filed with the Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

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

The minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of five directors.  The minimum and maximum number of directors comprising the board from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies.  The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies.  Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard.  Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

C.      Material contracts

None

D.      Exchange Controls

None

E.      Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations (the "Treasury Regulations"), administrative rulings and pronouncements, and judicial decisions, all as of the date of this Annual Report.

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

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside of the United States.  Shipping income derived from sources outside of the United States will not be subject to U.S. federal income tax.

Unless exempt from U.S. federal income tax under section 883 of the Code, we will be subject to U.S. federal income tax, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2009, 2008 and 2007 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $5,489,000, $6,321,000 and $12,652,000 respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $219,000, $253,000 and $506,000, respectively.

Application of Section 883 of the Code

We have made special U.S. federal tax elections in respect of all our vessel-owning or vessel-operating subsidiaries incorporated in the United Kingdom that are potentially subject to U.S. federal income tax on shipping income derived from sources within the United States.  The effect of such elections is to disregard the subsidiaries for which such elections have been made as separate taxable entities for U.S. federal income tax purposes.

Under section 883 of the Code and the final regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

•
we and each subsidiary are organized in a "qualified foreign country," defined as a country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under section 883 of the Code (the "Country of Organization Requirement"); and

•	either

-	more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries (the "Ownership Requirement"); or

-	our stock is "primarily and regularly traded on an established securities market" in the United States or any qualified foreign country (the "Publicly-Traded Requirement").

The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the countries of incorporation of each of our subsidiaries that has earned shipping income from sources within the United States as a qualified foreign country.  Accordingly, we and each such subsidiary satisfy the Country of Organization Requirement.

Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the Ownership Requirement.  However, as described below, we believe that we will be able to satisfy the Publicly-Traded Requirement.

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the NASDAQ stock market ("NASDAQ"), an "established securities market" in the United States, during 2009.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the "Listing Requirement").  Since our common shares are listed on the NASDAQ, we will satisfy the Listing Requirement.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year (the "Trading Frequency Test"), and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year (the "Trading Volume Test").  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2009.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide that our common shares will not be considered to be "regularly traded" on an "established securities market" for any taxable year in which 50% or more of the outstanding common shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding common shares (the "5% Override Rule").  The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries ("Qualified Shareholders") own sufficient common shares to preclude non-Qualified Shareholders from owning 50% or more of the total vote and value of our common shares for more than half the number of days during the taxable year (the "5% Override Exception").

Based on our public shareholdings for 2009, we were not subject to the 5% Override Rule for 2009 in respect of all U.S. source shipping income.  Therefore, we believe that we satisfy the Publicly-Traded Requirement and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2009, we and our subsidiaries would be subject to tax under section 887 of the Code in the aggregate amount of $219,000.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax.  Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, is considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  If the sale is considered to occur within the United States, any gain on such sale may be subject to U.S. federal income tax as "effectively connected" income at a combined rate of up to 54.5%.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to "effectively connected" income.

U.S. Taxation of U.S. Holders

The term "U.S. Holder" means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, and owns our common shares as a capital asset, generally, for investment purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates (through 2010) provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied.  However, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a non-corporate U.S. Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment.  Any dividends paid by us, which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his or her common shares, and thereafter as a taxable capital gain.

Sale, Exchange or other Disposition of Our Common Shares

Subject to the discussion below under "Passive Foreign Investment Company," a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the common shares.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in such common shares is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as short-term capital gain or loss.  An individual U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to U.S. Holders (or, in some cases, U.S. persons who are treated as owning our common shares under constructive ownership rules) if we are treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes.  We will be a PFIC if either:

•	at least 75% of our gross income in a taxable year is "passive income"; or

•	at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, "passive income."

For purposes of determining whether we are a PFIC, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock, which includes Golar Energy.  To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so.  This income should be treated as services income, which is not "passive income" for PFIC purposes.  We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service (the "IRS") pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we are not currently a PFIC and do not expect to be a PFIC in the foreseeable future.  However, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, however, there can be no assurance that we will not become a PFIC if our operations change in the future.

If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. Holder who owns or is treated as owning our common shares during any period in which we are so classified, would be subject to U.S. federal income tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain "excess distributions" and upon disposition of our common shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. Holder's entire holding period of our common shares.  An "excess distribution" generally includes dividends or other distributions received from a PFIC in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the PFIC during a specified base period.  The tax at ordinary rates and interest resulting from an excess distribution would not be imposed if the U.S. Holder makes a "mark-to-market" election, as discussed below.

In some circumstances, a shareholder in a PFIC may avoid the unfavorable consequences of the PFIC rules by making a "qualified electing fund" election.  However, a U.S. Holder cannot make a "qualified electing fund" election with respect to us unless such U.S. Holder complies with certain reporting requirements.  We do not intend to provide the information necessary to meet such reporting requirements.

If we become a PFIC and, provided that, as is currently the case, our common shares are treated as "marketable stock," a U.S. Holder may make a "mark-to-market" election with respect to our common shares.  Under this election, any excess of the fair market value of the common shares at the close of any tax year over the U.S. Holder's adjusted basis in the common shares is included in the U.S. Holder's income as ordinary income.  In addition, the excess, if any, of the U.S. Holder's adjusted basis at the close of any taxable year over the fair market value is deductible in an amount equal to the lesser of the amount of the excess or the net "mark-to-market" gains on the common shares that the U.S. Holder included in income in previous years.  If a U.S. Holder makes a "mark-to-market" election after the beginning of its holding period of our common shares, the U.S. Holder does not avoid the PFIC rules described above with respect to the inclusion of ordinary income, and the imposition of interest thereon, attributable to periods before the election.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if made to a non-corporate U.S. Holder and such U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	provides us with an incorrect taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a shareholder sells our common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. information reporting and "backup withholding" unless the shareholder establishes an exemption.  If the shareholder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and "backup withholding" generally will not apply to that payment.  However, U.S. information reporting requirements, but not "backup withholding," will apply to a payment of sales proceeds, including a payment made to a shareholder outside the United States, if the shareholder sells the common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

"Backup withholding" is not an additional tax.  Rather, a taxpayer generally may obtain a refund of any amounts withheld under "backup withholding" rules that exceed such taxpayer's U.S. federal income tax liability by filing a refund claim with the IRS, provided that the required information is furnished to the IRS.

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate, duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by us, or dividends or other distributions paid by us to shareholders of our common shares.  Bermuda has undertaken not to impose any such Bermuda taxes on shareholders of our common shares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 28, 2016, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 2016.

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act").  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident Liberian corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, such subsidiaries would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by such subsidiaries at rates ranging from 15% to 20%.

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

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk.  There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

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

As of December 31, 2009, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $643.4 million (2008: $795.4 million).  The principal of the loans and net capital lease obligations (net of restricted cash) outstanding as of December 31, 2009 was $1,011.6 million (2008: $1,010.7 million).  Based on our floating rate debt at December 31, 2009, a one-percentage point increase in the floating interest rate would increase interest expense by $5.8 million per annum.  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2009, see Note 27 to the Consolidated Financial Statements.

Foreign currency risk.  Except in the course of our vessel leases and FSRU conversions, the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBPs, in relation to our administrative office in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazil Reals.  Based on our ongoing GBP expenses for 2009, a 10% depreciation of the U.S. Dollar against GBP would increase our expenses by approximately $1.3 million.

            We are exposed to some extent in respect of the lease transactions we entered into during the year ended December 31, 2003, which are denominated in GBP, although these are hedged by the GBP cash deposits that secure these obligations.  We use cash from the deposits to make payments in respect of our leases.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.  Among other things, movements in interest rates give rise to a requirement for us to make adjustments to the amount of GBP cash deposits.  Based on these lease obligations and related cash deposits as at December 31, 2009, a 10% appreciation in the U.S. Dollar against GBP would give rise to an increase in our financial expenses of approximately $0.1 million.

In April 2004, we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP.  However, the cash deposit, which secures the letter of credit, which is used to secure the lease obligation, is significantly less than the lease obligation itself. We refer to this as a "funded" lease.  We are therefore exposed to currency movements on the difference between the lease obligation and the cash deposit, approximately $130.4 million as at December 31, 2009 (2008:$105.6 million).  In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations.  We could be exposed to a currency fluctuation risk if we terminated this lease.

We are exposed to some extent in respect of FSRU conversion projects we are undertaking.  The costs of these conversions are mainly denominated in Euros, Singapore Dollars and Norwegian Kroners.  In order to limit our exposure to foreign currency fluctuations, we have entered into foreign currency forward contracts.  As of December 31, 2009, we have fixed the exchange rate of approximately 47% of the expected total foreign currency denominated cost of our conversion projects.  A 10% depreciation of the U.S. Dollar against the currencies we have not hedged would increase our remaining expected conversion cost by approximately $0.4 million.

The base currency of the majority of our seafaring officers was changed in 2008 from U.S. Dollars to Euros.  Based on the expected crew costs for 2010, a 10% depreciation of the U.S. Dollar against Euro would increase our crew cost by approximately $1.4 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not Applicable

B. Warrants and rights

Not Applicable

C. Other securities

Not Applicable

D. American depository shares

Not Applicable

ITEM 13.   DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

 ITEM 15.   CONTROLS AND PROCEDURES

(a)        Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2009.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2009.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

(c)        Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of the consolidated financial statements.

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

Fiscal year ended December 31, 2009                       $955,221
Fiscal year ended December 31, 2008                       $794,211

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

Fiscal year ended December 31, 2009                       $0
Fiscal year ended December 31, 2008                       $0

(c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2009                       $11,955
Fiscal year ended December 31, 2008                       $0

(d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2009                       $446,998
Fiscal year ended December 31, 2008                       $1,714,000

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

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

In June 2008, we entered into a new equity swap line with a bank, for an original term of six months, whereby the bank may acquire up to a maximum of 1.0 million shares in Golar during the accumulation period, and the Company carries the risk of fluctuations in the share price of those acquired shares.  The bank is compensated at their cost of funding plus a margin.  As of December 31, 2008, the bank had acquired 300,000 Golar shares under the program at an average price of $19.52.  The equity swap terminated in January 2009, resulting in a realized gain of $0.2 million. Since then we have entered into additional equity swap arrangements with the same counterparty under similar terms for a maximum of 300,000 shares.  The equity swap expired in November 2009 resulting in a realized gain of approximately USD1.7 million after taking into account financing costs.  As of March 31, 2010 no further shares were purchased under the scheme.

ITEM 16 F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16 G. CORPORATE GOVERNANCE

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

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the Consolidated Financial Statements and the notes to the Consolidated Financial Statements appearing on pages F-1 through F-50.

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

4.5	Bermuda Tax Assurance, dated May 22, 2001.

8.1	Golar LNG Limited subsidiaries
11.1*	Golar LNG Limited Code of Ethics.
12.1	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*
Korea Line Corporation financial statements for the year ended December 31, 2006 provided pursuant to Regulation S-X, Rule 3-09 incorporated by reference to exhibit 15.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

* Incorporated herein by reference.

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Golar LNGLimited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Golar LNG Ltd and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Report of Independent Registered Public Accounting Firm (Continued)

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests in 2009.

/s / PricewaterhouseCoopers LLP
West London, United Kingdom
April 29, 2010

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007
(in thousands of $, except per share data)

	Note	2009	2008	2007
Operating revenues
Time charter revenues		216,495	228,779	224,674
Total operating revenues		216,495	228,779	224,674

Gain on sale of vessel/newbuilding	15	-	78,108	41,088

Operating expenses
Vessel operating expenses		60,709	61,868	52,986
Voyage and charter-hire expenses		39,463	33,126	10,763
Administrative expenses		19,958	17,815	18,645
Depreciation and amortization		63,482	62,005	60,163
(Loss) on sale of long-lived asset		-	(430)	-
Impairment of long-lived assets	6	1,500	110	2,345
Total operating expenses		185,112	174,494	144,902
Operating income		31,383	132,393	120,860

Gain on sale of available-for-sale securities	11	-	-	46,276

Financial income (expenses)
Interest income		11,710	45,828	54,906
Interest expense		(57,874)	(96,489)	(112,336)
Other financial items, net	7	44,472	(82,100)	(8,162)
Net financial expenses		(1,692)	(132,761)	(65,592)
Income (loss) before equity in net earnings of investees, income taxes and noncontrolling interest		29,691	(368)	101,544
Income taxes	8	(1,643)	(510)	299
Equity in net earnings of investees	11	(4,902)	(2,406)	13,640
Gain on sale of investee	11	8,355	-	27,268
Net income (loss)		31,501	(3,284)	142,751
Net loss attributable to noncontrolling interest		(8,419)	(6,705)	(6,547)
Net income (loss) attributable to Golar LNG Ltd		23,082	(9,989)	136,204
Earnings per share attributable to Golar LNG Ltd stockholders: Per common share amounts:
(Loss) earnings - Basic	9	$0.34	$(0.15)	$2.09
(Loss) earnings - Diluted	9	$0.34	$(0.15)	$2.07
Cash dividends declared and paid		-	$1.00	$2.25

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2009, 2008, and 2007
(in thousands of $)

	Note	2009	2008	2007
COMPREHENSIVE INCOME (LOSS)
Net income attributable to Golar LNG Limited		23,082	(9,989)	136,204
Other comprehensive income (loss), net of tax:
(Losses) gains associated with pensions	22	(3,455)	(1,821)	1,562
Unrealized gains (losses) on marketable securities held by the Company and investee	7	9,942	(399)	13
Other-than-temporary impairment of available-for-sale securities reclassified to the income statement	7	-	399	-
Unrealized net gain (loss) on qualifying cash flow hedging instruments	27	11,615	(25,916)	-
Other comprehensive income (loss)		18,102	(27,737)	1,575
Comprehensive income (loss)		41,184	(37,726)	137,779

Comprehensive income (loss) attributable to: Stockholders of Golar LNG Limited	38,902	(33,870)	137,779
Non-controlling interest	2,282	(3,856)	-
	41,184	(37,726)	137,779

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2009 and 2008
(in thousands of $)
	Note	2009	2008
ASSETS
Current Assets
Cash and cash equivalents		122,231	56,114
Restricted cash and short-term investments	18	40,651	60,352
Trade accounts receivable	13	5,879	11,352
Other receivables, prepaid expenses and accrued income	14	5,690	11,666
Amounts due from related parties		795	538
Inventories		6,882	4,748
Total current assets		182,128	144,770
Long-term assets
Restricted cash	18	594,154	557,052
Equity in net assets of non-consolidated investees	11	21,243	30,924
Vessels and equipment, net	15	653,496	668,141
Vessels under capital leases, net	16	992,563	893,172
Deferred charges	17	8,979	10,292
Other non-current assets	19	39,873	55,378
Total assets		2,492,436	2,359,729

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	23	74,504	71,395
Current portion of obligations under capital leases	24	8,588	6,006
Trade accounts payable		23,529	21,454
Accrued expenses	20	22,257	25,929
Amounts due to related parties		298	140
Other current liabilities	21	76,586	142,105
Total current liabilities		205,762	267,029
Long-term liabilities
Long-term debt Obligations under capital leases	23 24	707,722 844,355	737,226 784,421
Other long-term liabilities	25	76,413	77,220
Total liabilities		1,834,252	1,865,896

EQUITY
Share capital 67,576,866 common shares of $1.00 each issued and outstanding	26	67,577	67,577
Treasury shares	26	(6,841)	(6,834)
Additional paid-in capital		96,518	291,952
Contributed surplus		200,000	-
Accumulated other comprehensive loss		(18,819)	(34,639)
Retained earnings		157,076	134,089
Total stockholders' equity		495,511	452,145
Noncontrolling interest		162,673	41,688
Total equity		658,184	493,833
Total liabilities and equity		2,492,436	2,359,729

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)

Note	2009	2008	2007
Operating activities
Net (loss) income	31,501	(3,284)	142,751
Adjustments to reconcile net income (loss) to net cash
Provided by operating activities:
Depreciation and amortization	63,483	62,005	60,163
Amortization of deferred charges	1,280	2,773	1,072
Undistributed earnings of non-consolidated investees	4,559	2,406	(12,422)
Gain on sale of available-for-sale securities	-	-	(46,276)
Gain on sale of vessel and newbuilding and long-lived assets	-	(78,108)	(41,088)
Gain on sale of long-lived assets	-	(430)	-
Gain/loss on sale of investee	(8,355)	-	(27,268)
Gain/loss on termination of equity swap	(15,904)	(832)	(7,438)
Compensation cost related to stock options	1,689	3,092	5,962
Unrealized foreign exchange (gains) losses	12,955	(42,767)	2,309
Fixed-rate debt settlement costs	-	8,998	-
Drydocking expenditure	(9,807)	(19,598)	(14,694)
Impairment of long-lived assets	(1,500)	110	(2,345)
Other than temporary impairment of available-for-sale securities	-	1,871	-
Trade accounts receivable	5,473	2,133	(7,194)
Inventories	(2,238)	(725)	(857)
Prepaid expenses, accrued income and other assets	7,145	4,715	8,636
Amount due from/to related companies	(99)	138	(11)
Trade accounts payable	2,075	12,778	(1,130)
Accrued expenses	(3,671)	(2,158)	(2,504)
Interest element included in long-term lease obligations	1,182	1,908	3,163
Other current liabilities	(46,005)	93,470	12,226
Net cash provided by operating activities	43,763	48,495	73,055
Investing activities
Additions to newbuildings	-	-	(1,103)
Additions to vessels and equipment	(112,945)	(322,183)	(47,041)
Long-term restricted cash	18,168	42,352	211
Investment in associated companies	(85)	(25,970)	-
Investment in available-for-sale securities	-	(2,372)	-
Proceeds from disposal of long-lived assets	-	233,244	92,618
Proceeds from sale of investments in available-for-sale securities	-	165	93,688
Proceeds from sale of investments in investees	11,010	-	77,907
Settlement on termination of equity swaps	7,691	(538)	7,974
Restricted cash and short-term investments	19,701	(8,246)	181
Net cash (used in) provided by investing activities	(56,460)	(83,548)	224,435

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
(Continued)
(in thousands of $)
	Note	2009	2008	2007
Financing activities
Proceeds from long-term debt	24	44,999	370,000	120,000

Repayments of long-term capital lease obligations	25	(6,883)	(5,497)	(4,770)
Repayments of long-term debt	24	(71,396)	(377,044)	(180,693)
Financing costs paid		-	(13,600)	(168)
Cash dividends paid		-	(67,438)	(145,772)
Dividends paid to noncontrolling partner	28	(1,360)	(2,000)	(2,000)
Payments to repurchase treasury shares		(3,912)	-	(31,024)
Proceeds from disposal of treasury shares on exercise of stock options (including receipt of dividends)		1,974	1,007	-
Proceeds from issuance of equity on exercise of stock options		-	-	715
Proceeds from issuance of equity		-	-	75,345
Proceeds from issuance of equity in subsidiaries to noncontrolling interest (1)		115,392
Net cash provided (used in) by financing activities		78,814	(94,572)	(168,367)
Net increase (decrease) in cash and cash equivalents		66,117	(129,625)	129,123
Cash and cash equivalents at beginning of period		56,114	185,739	56,616
Cash and cash equivalents at end of period		122,231	56,114	185,739

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		51,145	62,768	68,306
Income taxes paid		950	575	1,030

Footnote:
(1)
Following the successful completion of the Private Placement Offering in August 2009, Golar Energy received total cash proceeds of USD 115.4 million, net of fees and offering expenses, from the issuance and sale of 59,843,000 shares to the private institutional investors, at a subscription price of USD 2 per share. This included USD 9.7 million of cash proceeds relating to 4,843,000 additional shares issued under the "Green Shoe" option.

 The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended
 December 31, 2009, 2008 and 2007
(in thousands of $)

	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehen-sive Loss	Accumul-ated Earnings	Non-controlling Interest	Total Stockholders' Equity
Balance at December 31, 2006	65,562	-	214,011	-	(8,477)	235,948	32,436	539,480

Net income	-	-	-	-	-	136,204	6,547	142,751
Cash dividends	-	-	-	-	-	(145,772)	-	(145,772)
Grant of share options	-	-	6,838	-	-	176	-	7,014
Exercise of share options	56	-	377	-	-	282	-	715
Equity in gain on disposal of treasury shares by investee	-	-	856	-	-	-	-	856
Gain on issuance of shares by investees	-	-	574	-	-	-	-	574
Other comprehensive income	-	-	-	-	1,575	-	-	1,575
Share issue	3,200	-	72,146	-	-	-	-	75,346
Non-controlling interest capital distribution	-	-	-	-	-	-	(2,000)	(2,000)
Repurchase and cancellation of ordinary shares	(1,241)	-	(6,130)	-	-	(15,452)	-	(22,823)
Purchase of treasury shares	-	(8,201)	-	-	-	-	-	(8,201)

Balance at December 31, 2007	67,577	(8,201)	288,672	-	(6,902)	211,386	36,983	589,515

Net (loss) income	-	-	-	-	-	(9,989)	6,705	(3,284)
Cash dividends	-	348	-	-	-	(67,438)	-	(67,090)
Grant of share options	-	-	3,092	-	-	-	-	3,092
Disposal of treasury shares on exercise of share options	-	1,019	(479)	-	-	130	-	670
Gain on issuance of shares by investees	-	-	667	-	-	-	-	667
Non-controlling interest capital contribution	-	-	-	-	-	-	1,856	1,856
Other comprehensive loss	-	-	-	-	(27,737)	-	(3,856)	(31,593)

Balance at December 31, 2008	67,577	(6,834)	291,952	-	(34,639)	134,089	41,688	493,833

Net income	-	-	-	-	-	23,082	8,419	31,501
Grant of share options	-	-	1,689	-	-	-	-	1,689
Share options cancelled	-	-	(181)	-	-	181	-	-
Exercise of share options	-	-	(1,655)	-	-	985	-	(670)
Disposal of treasury shares	-	(7)		-	-	(1,261)	-	(1,268)
Gain on issuance of shares by investees	-	-	965	-	-	-	-	965
Non-controlling interest's purchase price paid in excess of net assets acquired from parent	-	-	3,748	-	-	-	-	3,748
Transfer to contributed surplus(1)	-	-	(200,000)	200,000	-	-	-	-
Non-controlling interest capital contribution	-	-	-	-	-	-	110,284	110,284
Other comprehensive income	-	-	-	-	15,820	-	2,282	18,102

Balance at December 31, 2009	67,577	(6,841)	96,518	200,000	(18,819)	157,076	162,673	658,184

Footnote:
(1)
Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital. This change took place in the third quarter of 2009 thereby giving Golar LNG greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family.  Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2009, World Shipholding Limited owned 46.18% (2008: 46.17%) of Golar.

As of December 31, 2009, the Company operated a fleet of twelve LNG carriers and floating storage regasification units ("FSRUs"), six of which are currently employed under long-term charter contracts.  As of April 2010, the Company leased in eight of its vessels under long-term lease agreements, owned three vessels including a 60% ownership interest in one other vessel, the Golar Mazo, and chartered-in one vessel under a short-term charter.  The Company also has a 50% equity interest in a thirteenth vessel.

In connection with a corporate restructuring of Golar and a private placement offering in 2009, Golar LNG Energy Limited ("Golar Energy") was incorporated in June 2009, under the laws of Bermuda. As part of this reorganisation, Golar established Golar Energy as a wholly-owned subsidiary, and transferred interests in eight liquefied natural gas ("LNG") vessels, a 50% equity interest in another LNG carrier, the Gandria and certain other investments. Golar Energy is a publicly listed Bermudan company, specializing in the acquisition, ownership, operation and chartering of LNG carriers and floating storage regasification units ("FSRUs") and the development of liquefaction projects.

Through the reorganisation on August 12, 2009, Golar retained the assets with long-term secured employment and steady cash flow.  Golar will thereby have the potential to offer its shareholders a yield reflecting its contracts and cash flow. Golar Energy acquired assets with significantly less contract exposure than the assets being retained by Golar.

Further detail of the corporate restructuring and private placement offering are provided below:

·
Golar transferred to Golar Energy capital stock in its wholly owned subsidiaries and other equity interests in investments, in exchange for 168.5 million new common shares in the Company at a subscription price of $2 per share, giving rise to consideration of $337 million and deferred consideration ("seller's credit") in respect of the Golar Freeze.

·
Immediately subsequent to the corporate restructuring described above, Golar Energy issued 59.8 million new common shares to private institutional investors at a subscription price of $2 per share as part of the private placement resulting in aggregate gross proceeds to Golar Energy of $119.7 million.  This includes $9.7 million of proceeds relating to the 4.8 million additional shares issued under the "Green Shoe" option which were exercised in September 2009 in connection with the private placement.

·
In connection with the private placement 12 million warrants were also issued by Golar Energy to private investors. Each warrant gives the holder the right to subscribe for one new share in Golar Energy at a subscription price of $2 per share. The warrants can only be exercised on December 15, 2010.

Golar Energy's ordinary shares are listed on the Oslo Stock Exchange.

2.         ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.  Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests".

On January 1, 2009, the Company adopted a newly issued accounting standard for its non-controlling interests. In accordance with the accounting standard, the Company changed the accounting and reporting for its minority interests by recharacterising them as non-controlling interests and classifying them as a component of equity in its consolidated Balance Sheet. The newly issued accounting standard requires enhanced disclosures to clearly distinguish between the Company's interests and the interests of non-controlling owners. At December 31, 2009 the Company's primary non-controlling interests relate to Golar LNG Energy Limited and Faraway Maritime Shipping Corporation of which it has a controlling interest of 73.8% and 60% respectively. The presentation and disclosure requirements of the newly issued accounting standard were applied retrospectively and only change the presentation of non-controlling interests and its inclusion in equity. There was no significant impact on the Company's ability to comply with the financial covenants contained in its debt covenant agreements.

A variable interest entity is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The guidance further states a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.  See note 23, describing the arrangements under the Gracilis Loan facility and note 24 in respect of the Five Ships Leases.

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

Investments in which the Company has a majority interest but in which it does not control, due to the participating rights of noncontrolling interests, are accounted for using the equity method.

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

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accrual basis, to the value of $nil, $0.7 million and $nil for the years ended December 31, 2009, 2008 and 2007, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees.

Gain on sale of vessels/ newbuildings

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

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and deposits made in accordance with its contractual arrangements under Equity Swap Line facilities.  The Company considers all short-term investments as held to maturity in accordance with guidance Accounting for Certain Investments in Debt and Equity Securities.  These investments are carried at amortized cost.  The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value.  Cost is determined on a first-in, first-out basis.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation.  The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.  Residuals values are provided by third party independent valuers and are adjusted downwards if required.

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

Interest costs capitalized in connection with the conversion of vessels into LNG Floating Storage Regasification Units ("FSRUs") for the years ended December 31, 2009, 2008 and 2007 were $1.3 million, $1.7 million and $0.5 million, respectively.

Vessels under capital lease

The Company leases certain vessels under agreements that have been accounted for as capital leases in accordance with the guidance Accounting for Leases. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels.   Interest expense is calculated at a constant rate over the term of the lease.

Deferred credit from capital leases

In accordance with the guidance, Accounting for Sales with Leasebacks, income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (See note 25).  Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

Impairment of long-lived assets

In accordance with the guidance, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived asset may not be recoverable.  When `such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

The Company assessed the potential impairment of its vessels and other long-lived assets by comparing the expected undiscounted cash flows of its long-lived assets to their respective carrying values.  The Company concluded there was no impairment of its long-lived assets as of the fourth quarter 2009.  The outlook for the world economy is currently uncertain and therefore it is possible that the Company's business prospects could decline over the next year.  This could represent a triggering event for a further assessment of the carrying value of the Company's long-lived assets and may lead to a write-down of these assets. In respect of parts ordered for the FSRU conversion project that were deemed not necessary for the completion, the Company incurred impairment charges.

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

Marketable securities

In accordance with the guidance Accounting for Certain Investments in Debt and Equity, the Company's investments in marketable securities in which the Company does not have the ability to exercise significant influence over the investee are classified as available-for-sale securities and are carried at fair value.  Net unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method.

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

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.   Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet.  Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities."  The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges in accordance with the guidance on Accounting for Derivatives and Hedging Activities.  For derivative instruments that are not designated or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in "Other financial items, net".

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

Fair Value measurements

The Company accounts for Fair Value Measurements in accordance with the FASB guidance using fair value to measure assets and liabilities.  The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Stock-based compensation

In accordance with the guidance on Share Based Payment the Company is required to expense the fair value of stock options issued to employees over the period the options vest.  The Company amortizes stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the award - the requisite service (vesting) period.  No compensation cost is recognized for stock options for which employees do not render the requisite service.  The fair value of employee share options is estimated using the Black-Scholes option-pricing model.

Earnings per share
In accordance with the guidance relevant for "Earnings per Share", basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS.  Treasury shares are not included in the calculation.  Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.  Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Pensions
Defined benefit pension costs, assets and liabilities are recognized in accordance with the guidance on Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  The guidance states that full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period.

Operating leases
In accordance with the guidance on operating leases, initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term.   Rental income and expense are amortized over the lease term on a straight-line basis.

Income taxes

Income taxes are based on a separate return basis.  The guidance on income taxes prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  On adoption of this guidance there was no change to the Company's financial position.

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

Comprehensive Income
The Company follows the relevant guidance in Reporting Comprehensive Income and its components in the Consolidated Financial Statements.

As at December 31, 2009 and 2008, the Company's accumulated other comprehensive loss, net of tax consisted of the following components:

(in thousands of $)	2009	2008
Unrealized net loss on qualifying cash flow hedging instruments	11,615	(25,916)
(Losses) gains associated with pensions Unrealised gains on marketable securities	(12,178) 9,942	(8,723) -
	(18,819)	(34,639)

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

3.                      SUBSIDIARIES AND INVESTMENTS

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2009. Unless otherwise indicated, we own a controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar Gas Holding Company Inc.	Marshall Islands	Holding Company and leases four vessels
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Gotaas-Larsen Shipping Corporation	Marshall Islands	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company	Republic of Liberia	Owns Golar Mazo
Golar LNG 1444 Corporation	Republic of Liberia	Previously owned the Golar Frost
Golar LNG 1460 Corporation	Marshall Islands	Owns Gracilis
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2226 Corporation	Marshall Islands	Leases Grandis
Golar LNG 2234 Corporation	Republic of Liberia	Owns Granosa
Golar International Ltd.	Republic of Liberia	Vessel management
Gotaas-Larsen International Ltd.	Republic of Liberia	Vessel management
Golar Maritime Limited	Bermuda	Management
Golar Management Limited	United Kingdom	Management
Golar Freeze (UK) Limited	United Kingdom	Operates Golar Freeze
Golar Khannur (UK) Limited	United Kingdom	Operates Khannur
Golar Gimi (UK) Limited	United Kingdom	Operates Gimi
Golar Hilli (UK) Limited	United Kingdom	Operates Hilli
Golar Spirit (UK) Limited	United Kingdom	Operates and leases Golar Spirit
Golar Winter (UK) Limited	United Kingdom	Operates Golar Winter
Golar 2215 (UK) Limited	United Kingdom	Operates Methane Princess
Golar 2226 (UK) Limited	United Kingdom	Operates Grandis
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management company
Golar Trading Corporation	Marshall Islands	Charters-in vessels under operating leases
Golar FSRU 1 Corporation	Marshall Islands	Contracted for the conversion of the Golar Spirit to a Floating Storage Regasification Unit ("FSRU")

Name	Jurisdiction of Incorporation	Purpose
Golar FSRU 2 Corporation	Marshall Islands	Agent for the conversion of the Golar Freeze into a FSRU
Golar FSRU 3 Corporation	Marshall Islands	Contracted for the conversion of the Golar Winter into a FSRU
Golar FSRU 4 Corporation	Marshall Islands	Provides contribution for the conversion of the Golar Freeze
Golar Energy Limited	Cyprus	Holds licence for the construction of a floating power station for the generation of electricity
Golar Offshore Toscana Limited	Cyprus	Holds investment in associate, OLT Offshore LNG Toscana S.p.A
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar Partners Operating LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Partners LP – Limited Partnership	Marshall Islands	Holding company
Golar LNG Management	Bermuda	Management company
Golar Energy Management	Bermuda	Management company
Golar LNG Energy Limited	Bermuda	Holding company

4.         RECENTLY ISSUED ACCOUNTING STANDARDS

Effective July 2009, the Financial Accounting Standards Board (''FASB'') codified accounting literature into a single source of authoritative accounting principles, except for certain authoritative rules and interpretive releases issued by the SEC. Since the codification did not alter existing U.S. GAAP, it did not have an impact on the Company's consolidated financial statements. All references to pre-codified U.S. GAAP have been removed from these financial statements.

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. These requirements are effective for us for transfers occurring on or after January 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. Early adoption is permitted and may be prospective or retrospective. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

5.         SEGMENTAL INFORMATION

The Company has not presented segmental information as it considers it operates in one reportable segment, the LNG vessel market.  During 2009, 2008 and 2007, the vast majority of the Company's fleet operated under time charters and in particular with four charterers, Pertamina, Petrobras, BG Group plc and Shell. Pertamina is the state-owned oil and gas company of Indonesia.  Petrobras is a Brazilian energy company.   BG Group plc and Shell are both head quartered in the United Kingdom.  In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve.  These routes can be worldwide.  Accordingly, the Company's management, including the chief operating decision makers, does not evaluate the Company's performance either according to customer or geographical region.

In the years ended December 31, 2009, 2008 and 2007, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	2009		2008		2007
BG Group plc	61,299	27%	75,119	33%	84,930	38%
Shell	45,564	20%	85,323	37%	58,786	26%
Pertamina	40,449	18%	37,066	16%	37,247	17%
Petrobras	61,261	27%	-	-	-	-

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

However, in respect of parts ordered for the FSRU conversion project that were deemed not necessary for the completion of the conversion of the Golar Spirit, the Company incurred impairment charges for the years ended December 31, 2009, 2008 and 2007 totalling $1.5 million, $0.1 million, and $2.3 million, respectively.  During the fourth quarter of 2009, some of the assets were used in the conversion of the Golar Freeze. In 2008, some of these parts were sold recognizing a gain on sale of $0.4 million.  As of December 31, 2009, the total carrying value of the remaining equipment (net of the impairment provision) is $13.5 million.

7.         OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2009	2008	2007
Amortization of deferred financing costs	(1,287)	(2,773)	(1,928)
Financing arrangement fees and other costs	(1,305)	(9,265)	(818)
Finance transaction-related costs previously capitalized	-	(4,189)	-
Other than temporary impairment of available-for-sale securities	-	(1,871)	-
Mark-to-market adjustment for interest rate swap derivatives (See note 27)	17,385	(30,459)	(13,689)
Mark-to-market adjustment for foreign currency derivatives (See note 27)	31,045	(60,531)	2,658
Gain (loss) on termination of equity swap derivatives (including mark-to-market adjustment) (See note 27)	17,603	(8,748)	7,438
Natural gas forward contract (See note 27)	-	-	386
Foreign exchange gain (loss) on capital lease obligations and related restricted cash, net	(12,959)	43,047	(2,308)
Foreign exchange gain (loss) on operations	(6,010)	(7,688)	99
Other	-	377	-
	44,472	(82,100)	(8,162)

Amortization of deferred financing costs amounts to $1.3 million and $2.8 million for the years ended December 31, 2009 and December 31, 2008 respectively.  The 2008 balance includes a write-off of deferred finance charges relating to the refinancing of the Methane Princess loan and the Golar Spirit portion of the Golar Gas Holdings loan in November 2008.

Finance arrangement fees and other costs were $1.3 million and $9.3 million for the years ended December 31, 2009 and December 31, 2008, respectively. The cost has decreased significantly in 2009 from 2008 due to fixed-rate debt settlement costs of $9.0 million arising from the refinancing of the Methane Princess loan in connection with the new Golar LNG Partners revolving credit facility entered into in September 2008.  At the time of the refinancing $125 million of the Methane Princess loan facility was fixed-rate debt.  Accordingly, simultaneous with the refinancing of the original debt the fixed rate debt portion was cancelled resulting in the charge.  However, the Company immediately entered into interest rate swaps for a similar amount of debt at a lower interest rate.

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

 The foreign exchange loss on capital leases and related restricted cash for the year ended December 31, 2009 arises as a result of the retranslation of the capital lease obligations and related restricted cash securing those obligations.

8.         TAXATION

The Company adopted the relevant guidance in Accounting for Uncertainty in Income Taxes, on January 1, 2007.  However, the adoption of this guidance did not result in any change to the Company's liability for unrecognized tax benefits.

The components of income tax expense are as follows:

(in thousands of $)	2009	2008	2007
Current tax expense:
U.S.	-	-	-
U.K.	(218)	433	(299)
Brazil	1,098	805	-
Total current expense	880	1,238	(299)
Deferred tax expense (income):
U.K.	763	(728)	-
Total income tax expense (income)	1,643	510	(299)

Bermuda

Under current Bermuda law, The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 28, 2016, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 2016.

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

United Kingdom

Current taxation income of $0.2 million, charge of $0.4 million and income of $0.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, relates to taxation of the operations of the Company's United Kingdom subsidiaries, which includes amounts paid by one of the U.K. subsidiary's branch office in Oslo.  Taxable revenues in the U.K. are generated by U.K. subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of eight of Golar's vessels.  These vessels are sub-leased from other non-U.K. Golar companies, which in turn are leased from financial institutions.  The statutory tax rate in the U.K. is currently 28%.

In December 2007, the U.K. tax authorities commenced an examination of the Company's U.K. income tax returns for 2006.  As of December 31, 2009, the examination remains ongoing.  The Company does not anticipate that this examination will result in a significant change to its financial position.  As at December 31, 2009, the 2009 U.K. income tax returns had not been filed.  Accordingly, once filed these and the years 2008, 2007, 2006, 2005 and 2004 remain open for examination by the U.K. tax authorities.

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company recorded deferred tax assets of $0.1 million and $0.9 million at December 31, 2009 and 2008, respectively which have been classified as non-current and included within other long-term assets (See note 19).  These assets relate to differences for depreciation and net operating losses carried forward.

Brazil

Current taxation charge of $1.1 million, $0.8 million and $nil for the years ended December 31, 2009, 2008 and 2007, respectively, refers to taxation levied on the operations of the Company's Brazilian subsidiary commencing in 2008.

Other jurisdictions

No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2009	2008
Deferred tax assets, gross	1,083	3,182
Valuation allowances	(956)	(2,292)
Deferred tax assets, net	127	890

The valuation allowances on deferred tax assets decreased by $1.4 million (2008: increased $1.0 million).  In future periods, depending upon the financial results, managements' estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

9.         EARNINGS PER SHARE

Basic earnings per share for the year ended December 31, 2009 is calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2009, 2008 and 2007, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2009	2008	2007
Net (loss) income attributable to Golar LNG Ltd available to stockholders – basic	23,082	(9,989)	136,204
	23,082	(9,989)	136,204

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2009	2008	2007
Basic earnings per share:
Weighted average number of shares	67,577	67,577	65,314
Weighted average number of treasury shares	(347)	(363)	(31)
Weighted average number of common shares outstanding	67,230	67,214	65,283

Diluted earnings per share:
Weighted average number of common shares outstanding	67,230	67,214	65,283
Effect of dilutive share options	105	-	432
Common stock and common stock equivalents	67,335	67,214	65,715

(Loss) earnings per share are as follows:

	2009	2008	2007
Basic	$0.34	$(0.15)	$2.09
Diluted	$0.34	$(0.15)	$2.07

For the year ended December, 31 2008, stock options representing rights to acquire 2.7 million of common stock were excluded from the calculation of diluted loss or earnings per share because the effect was antidilutive.  Stock options are antidilutive when the exercise price of the stock option is greater than the average market price of the common stock or when the results from operations are a net loss.

10.       OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2009, were as follows:

Year ending December 31,	Total
(in thousands of $)
2010	219,266
2011	196,358
2012	196,497
2013	189,266
2014	190,012
2015 and thereafter	942,179
Total	1,933,578

The long-term contract for one of the Company's vessels is a time charter but the operating costs are borne by the charterer on a pass through basis.  The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2009 and 2008 were $1,572 million and $273 million; and $1,390 million and $240 million, respectively.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels commencing in 2009 are accounted for as operating leases.  The Company is also committed to making rental payments under operating leases for office premises.  The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2010	12,241
2011	545
2012	545
2013	545
2014	213
Total minimum lease payments	14,089

Total rental expense for operating leases was $19.9 million, $9.1 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

11.       EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEES

At December 31, 2009, the Company has the following participation in investments that are recorded using the equity method:

	2009	2008
Bluewater Gandria NV ("Bluewater Gandria")	50.00%	50.00%
Liquefied Natural Gas Limited ("LNGL") (1)	-	15.96%
Egyptian Company for Gas Services S.A.E ("ECGS")	50.00%	50.00%

(1)	LNGL ceased to be accounted for under the equity method during the year ended December 31, 2009. Please refer to note 19

The carrying amounts of the Company's investments in its equity method investments as at December 31, 2009 and 2008 are as follows:

(in thousands of $)	2009	2008
Bluewater Gandria	20,142	22,335
LNGL(1)	-	7,505
ECGS	1,101	1,084
Equity in net assets of non-consolidated investees	21,243	30,924

The components of equity in net assets of non-consolidated investees are as follows:

(in thousands of $)	2009	2008
Cost	24,207	32,734
Equity in net earnings of investees	(2,964)	(1,810)
Equity in net assets of non-consolidated investees	21,243	30,924

Quoted market prices for ECGS and Bluewater Gandria are not available because shares in ECGS and Bluewater Gandria are not publicly traded.  The market value at December 31, 2009, of the Company's investment in LNGL, based on quoted market prices, was $13.45 million.

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

LNGL

In April 2006, the Company signed an agreement with LNGL, an Australian publicly listed company, to subscribe for 23 million of its shares in two tranches, at A$0.50 per share.  The Company purchased the first tranche of 13.95 million shares in May 2006, at a cost of $5.1 million, and the second tranche in June 2006, at a cost of $3.5 million.  The consideration paid in excess of the fair value of the Company's share of net assets acquired, amounted to $7.5 million and has been recognized as goodwill.  Pursuant to the issuance of shares by LNGL, as of December 31, 2008 and 2007 the Company held a 15.96% and 16.97% interest, in LNGL, respectively.  LNGL is a company focused on acting as a link between previously discovered but uncommercial gas reserves and potential new energy markets.  The Company had adopted the equity method of accounting for its investment in LNGL on the basis that it considered it had significant influence as demonstrated by its Board representation and position as LNGL's largest shareholder.  On restructuring of Golar LNG which took place on August 12, 2009 the investment was transferred to Golar LNG Energy Limited ("Golar Energy"), for further details on this refer to Note 1. Subsequently in November 2009, Golar Energy sold a block of 9.6 million LNG Limited shares which reduced its shareholding to approximately 6.3% of LNG Limited's issued share capital. The sale realised funds of approximately $11 million and resulted in an accounting profit of $8.4 million. As a consequence of the dilution of the Company's interest to 6.3% in 2009 and other notable factors, the Company concluded that it no longer held significant influence. Accordingly, the Company changed its accounting treatment of the investment from the equity method to the cost basis as of November 10, 2009.

12.       GAIN ON ISSUANCE OF SHARES BY INVESTEES

For the years ended December 31, 2009, 2008 and 2007, the Company's additional paid-in capital included a gain or loss on issuance of shares by investees, as shown below:

(in thousands of $)	2009	2008
LNGL	965	533
Other investments	-	134
	965	667

In year ended December 31, 2009, LNGL announced a number of share placements in which the Company did not take part. This issue, in addition to various share options being exercised during the year along with the sale of 9.6 million shares in the latter part of the year, resulted in the dilution of the Company's shareholding in LNGL to 6.3%.

13.       TRADE ACCOUNTS RECEIVABLE

As at December 31, 2009, trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $nil and $nil for the years ended December 31, 2009 and 2008, respectively.

14.       OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2009	2008
Other receivables	2,619	2,055
Prepaid expenses	1,531	1,037
Accrued interest income	1,540	8,574
Provision for taxes (See note 20)	-	-
	5,690	11,666

15.       VESSELS AND EQUIPMENT, NET

(in thousands of $)	2009	2008
Cost	748,372	746,181
Accumulated depreciation	(94,876)	(78,040)
Net book value	653,496	668,141

Drydocking costs of $12.1 million and $10.0 million are included in the cost amounts above as of December 31, 2009 and 2008, respectively.  Accumulated amortization of those costs as of December 31, 2009 and 2008 were $4.4 million and $5.0 million, respectively.

As at December 31, 2009 and 2008, included in the above amounts is equipment with a net book value of $1.3 million and $1.5 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007 was $21.1 million, $21.1 million, and $19.4 million, respectively.

As at December 31, 2009 and 2008, vessels with a net book value of $652.2 million and $666.7 million respectively were pledged as security for certain debt facilities (See note 23).

In July 2008, the Company sold the Golar Frost to OLT-O recognizing a gain of $78.1 million.  Accordingly, pursuant to the acquisition of a second-hand vessel the Golar Arctic (formerly known as the Granatina) as of December 31, 2009, Golar owned four vessels (2008: four).

16.       VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2009	2008
Cost	1,261,876	1,125,114
Accumulated depreciation and amortization	(269,313)	(231,942)
Net book value	992,563	893,172

As of December 31, 2009, Golar operated eight (2008: eight) vessels under capital leases.  These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

Drydocking costs of $32.4 million and $37.7 million are included in the cost amounts above as of December 31, 2009 and 2008, respectively.  Accumulated amortization of those costs at December 31, 2009 and 2008 were $19.5 million and $18.3 million respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2009, 2008 and 2007 was $45.9 million, $44.6 million and $44.6 million, respectively.

17.       DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument.  If a loan is repaid early any un-amortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.  The deferred charges are comprised of the following amounts:

(in thousands of $)	2009	2008
Debt arrangement fees and other deferred financing charges	13,784	13,813
Accumulated amortization	(4,805)	(3,521)
	8,979	10,292

Amortization expense of deferred charges, for the years ended December 31, 2009, 2008 and 2007 was $1.3 million, $1.2 million and $1.5 million, respectively.

18.       RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Company's short-term and long-term restricted cash and investment balances in respect of its debt and lease obligations and equity swap facilities are as follows:

(in thousands of $)	2009	2008
Total security lease deposits for lease obligations	623,605	588,376
Restricted cash relating to the Mazo facility	11,200	11,272
Restricted cash relating to the Equity swap facilities	-	17,756
	634,805	617,404

Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

As at December 31, 2009, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 24 was $623.6 million (2008: $588.4 million).  These security deposits are referred to in these consolidated financial statements as restricted cash and earn interest based upon GBP LIBOR for the Five Ship Leases and the Methane Princess Lease and based upon USD LIBOR for both the Golar Winter and Grandis Lease.  The Company's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2009	2008
Five Ship Leases security deposits	426,821	390,849
Methane Princess Lease security deposits	151,776	137,511
Golar Winter Lease security deposits	-	15,008
Grandis Lease security deposits	45,008	45,008
Total security deposits for lease obligations	623,605	588,376
Included in short-term restricted cash and short-term investments	(29,451)	(31,324)
Long-term restricted cash	594,154	557,052

The analysis of short-term restricted cash and short-term investments at December 31, 2009 and 2008 is as follows:

(in thousands of $)	2009	2008
Short-term lease security deposits	29,451	31,324
Restricted cash and short-term investments relating to the Mazo facility (See note 23)	11,200	11,272
Restricted cash relating to the Equity swap facility	-	17,756
Short-term restricted cash and short-term investments	40,651	60,352

19.                      OTHER NON-CURRENT ASSETS

(in thousands of $)	2009	2008
Deferred tax asset (See note 8)	127	890
Other cost-method investments	23,805	10,347
Available-for-sale securities (See note 7)	-	360
Other long-term assets	15,941	43,781
	39,873	55,378

Other investments relate to the Company's investment in TORP Technology AS ("TORP Technology"), LNGL and in OLT–O.  TORP Technology, which was acquired in February 2005, is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico.  As at December 31, 2009, the Company's investment in TORP Technology amounted to $3.0 million representing a 14.8% equity interest in the investee's issued share capital.

LNGL is an Australian publicly listed company, as a consequence of the dilution of the Company's interest to 6.3% in 2009 and other notable factors, the Company concluded that it no longer held significant influence. Accordingly, the Company changed its accounting treatment of the investment from the equity method to the cost basis as of November 10, 2009. As of December 31, 2009 the Company's investment in LNGL was $13.5 million (See note 11).

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy.  Prior to 2008, the Company accounted for its investment in OLT-O under the equity method of accounting.  Pursuant to the dilution of its interest to 2.7% in 2008 the Company changed to the cost-method of accounting.  As at December 31, 2009, the Company's investment in OLT-O was $7.3 million amounting to a 2.7% interest in OLT–O issued share capital (See Note 11).

Other long term assets contains $13.5 million (net of an impairment charge) which relates to equipment which was not utilized in the Golar Spirit FSRU conversion following changes to the original specification (See Note 6).

20.       ACCRUED EXPENSES

(in thousands of $)	2009	2008
Vessel operating and drydocking expenses	7,405	6,263
Administrative expenses	6,151	4,832
Interest expense	8,536	14,285
Provision for taxes (See note 8)	165	549
	22,257	25,929

Vessel operating and drydocking expenses accruals are composed of vessel operating expenses including direct vessel operating costs associated with operating a vessel, such as crew wages, vessel supplies, routine repair, maintenance, drydocking, lubricating oils, insurances and management fees for the provision of commercial and technical management services.

Administrative expenses accruals are composed of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

Interest expense accruals relate to the overall level of borrowings and may change due to the acquiring or lease of ships, change in prevailing interest rates of interest rate swaps and other derivative instruments.

21.       OTHER CURRENT LIABILITIES

(in thousands of $)	2009	2008
Deferred drydocking, operating cost and charterhire revenue	5,659	13,527
Mark-to-market interest rate swaps valuation (See note 27)	36,354	65,329
Mark-to-market currency swaps valuation (See note 27)	19,043	50,088
Mark-to-market equity swaps valuation (See note 27)	-	8,211
Deferred credits from capital lease transactions (See note 25)	3,964	3,964
Other creditors	11,566	986
	76,586	142,105

Other creditors balance for the year ended December 31, 2009 includes among other things charterhire that has been received in advance of the year end which relates to 2010.

22.       PENSIONS

Defined contribution scheme

The Company operates a defined contribution scheme.  The pension cost for the period represents contributions payable by the Company to the scheme.  The charge to net income for the year ended December 31, 2009, 2008 and 2007 was $0.7 million, $0.4 million and $0.3 million, respectively.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2009	2008	2007
Service cost	480	491	502
Interest cost	2,742	2,945	2,850
Expected return on plan assets	(1,130)	(1,564)	(1,695)
Recognized actuarial loss	718	444	573
Net periodic benefit cost	2,810	2,316	2,230

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ending December 31, 2009 is $0.4 million (2008: $0.7 million).

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2009	2008
Reconciliation of benefit obligation:
Benefit obligation at January 1	45,135	51,281
Service cost	480	491
Interest cost	2,742	2,945
Actuarial loss (gain)	5,410	(3,777)
Foreign currency exchange rate changes	815	(2,768)
Benefit payments	(3,349)	(3,037)
Benefit obligation at December 31	51,233	45,135

The accumulated benefit obligation at December 31, 2009 and 2008 was $49.5 million and $43.3 million, respectively.

(in thousands of $)	2009	2008
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	16,341	24,732
Actual return on plan assets	2,587	(5,064)
Employer contributions	2,358	2,228
Foreign currency exchange rate changes	707	(2,518)
Benefit payments	(3,349)	(3,037)
Fair value of plan assets at December 31	18,644	16,341

(in thousands of $)	2009	2008
Funded status at end of year (1)	(32,589)	(28,794)
Unrecognized actuarial loss	-	-
Net amount recognized	(32,589)	(28,794)

Employer contributions and benefits paid under the pension plans include $2.4 million and $2.2 million paid from employer assets during the year ended December 31, 2009 and 2008, respectively.

(1) The Company's plans are composed of two plans that are both under funded at December 31, 2009 and December 31, 2008.

The details of these plans are as follows:

	December 31, 2009			December 31, 2008
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(10,419)	(40,814)	(51,233)	(6,922)	(38,213)	(45,135)
Fair value of plan assets	8,286	10,358	18,644	6,361	9,980	16,341
Funded status at end of year	(2,133)	(30,456)	(32,589)	(561)	(28,233)	(28,794)

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2009	2008
Net actuarial loss	12,191	8,723

The asset allocation for the Company's Marine scheme at December 31, 2009 and 2008, and the target allocation for 2010, by asset category are as follows:

Marine scheme	Target allocation 2010 (%)	Target allocation 2009 (%)	Target allocation 2008 (%)
Equity	30 - 65	30 - 65	30 – 65
Bonds	10 - 50	10 - 50	10 – 50
Other	20 - 40	20 - 40	20 – 40
Total	100	100	100

The asset allocation for the Company's UK scheme at December 31, 2009 and 2008, and the target allocation for 2010, by asset category are as follows:

UK scheme	Target allocation 2010 (%)	Target allocation 2009 (%)	Target allocation 2008 (%)
Equity	80	80	80
Bonds	20	20	20
Total	100	100	100

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2010, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	558	1,800

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2010	226	3,000
2011	259	3,000
2012	226	3,000
2013	226	3,000
2014	226	3,000
2015 - 2019	2,425	16,000

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

	2009	2008
Discount rate	6.02%	6.2%
Rate of compensation increase	4%	3.9%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

	2009	2008
Discount rate	6.1%	6.0%
Expected return on plan assets	6.94%	6.9%
Rate of compensation increase	4.23%	4.2%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2009 and 2008 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2009 and 2008.  For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

23.       DEBT

(in thousands of $)	2009	2008
Total long-term debt due to third parties	782,226	808,621
Less: current portion of long-term debt due to third parties	(74,504)	(71,395)
Long-term debt	707,722	737,226

The outstanding debt as of December 31, 2009 is repayable as follows:

Year ending December 31,
(in thousands of $)
2010	74,504
2011	120,315
2012	52,811
2013	49,921
2014	115,925
2015 and thereafter	371,750
Total	782,226

The Company's debt is denominated in U.S. dollars and bears floating interest rates except for $125 million of fixed-rate debt as of December 31, 2007, which was terminated in November 2008 upon refinancing of the Methane Princess facility.  The weighted average interest rate for the years ended December 31, 2009 and 2008 was 2.90% and 4.82%, respectively.

As of December 31, 2009, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from 1.15% to 0.70% (2008: 1.2% to 0.70%).

At December 31, 2009, the Company's debt was as follows:

(in thousands of $)		Maturity date
Mazo facility	83,828	2013
Golar Gas Holding facility	90,014	2011
Gracilis facility	105,109	2017
Granosa facility	104,525	2014
Golar Arctic facility	111,250	2015
Golar LNG Partners credit revolving facility	277,500	2018
World Shipholding facility	10,000	2012
	782,226

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

Golar Gas Holding facility
In May 2001, the Company entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million.  These loans were first re-financed in April 2003 and again in March 2005 when a subsidiary of the Company, Golar Gas Holding Company Inc., entered into a refinancing transaction with a banking consortium in respect of these loans.  The new first priority loan (the "Golar Gas Holding facility") is for an amount of $300 million.  The total amount outstanding at the time of the refinancing was $242.3 million.  The loan accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan is secured by the assignment to the lending banks of a mortgage given to Golar by the lessor of the four vessels that are part of the Five Ship Leases (See note 25).  In November 2008, as part of the refinancing detailed below under the new "Golar LNG Partners revolving credit facility", $46.3 million was repaid in respect of the Golar Spirit.  The loan has a term of six years and is repayable in 24 quarterly installments with a final balloon payment of $55.7 million due on April 14, 2011.  As of December 31, 2009, the balance outstanding on the loan facility was $90 million.

Gracilis facility
In January 2005 the Company signed a loan agreement with a bank for an amount of $120 million for the purpose of financing newbuilding hull number 1460, the Viking (formerly known as the Gracilis).  This facility was refinanced in August 2007. The refinanced loan ("Gracilis facility") is for an amount of $120 million. The total amount outstanding at the time of the refinancing was $110 million.

The structure of the Gracilis facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that Golar is required to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying FIN 46(R) to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group.  Accordingly, as at December 31, 2009, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Gracilis facility accrues floating interest at a rate per annum equal to the aggregate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in 39 quarterly installments with a final balloon payment of $71.0 million due on August 17, 2017.  The loan is secured by a mortgage on this vessel.

Granosa facility
In April 2006 the Company signed a loan agreement with a bank for an amount of $120 million for the purpose of financing newbuilding hull number 2234, the Maria (formerly known as the Granosa), which is secured by a mortgage on this vessel.  The facility bears floating interest rate of LIBOR plus a margin and had an initial term of five years with quarterly repayments on the loan commencing September 15, 2006.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

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

Methane Princess facility
In August 2003, the Company refinanced an existing loan in connection with a lease finance arrangement in respect of newbuilding the Methane Princess.  The new facility, (the "Methane Princess facility") was for $180 million and was repayable in monthly installments with a final balloon payment of $116.4 million payable in August 2015.  In November 2008, as part of the refinancing detailed above under the new "Golar LNG Partners revolving credit facility", the Methane Princess loan was repaid with the proceeds from the refinancing.  The total amount outstanding at the time of refinancing was $156.0 million. At the time of the refinancing $125 million of the Methane Princess facility was fixed-rate debt.  Accordingly, on refinancing these were broken incurring fixed-rate debt settlement costs of $9.0 million (see note 7).

World Shipholding facility
In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding Ltd, to provide short-term bridge financing. World Shipholding is indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, the largest shareholder in the company. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million on June 30, 2009 and a further $10 million during the quarter to September 30, 2009. $20 million was repaid in November 2009. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding Ltd. This is envisaged to take the form of a second priority lien over cash generating assets.

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders.  In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis.  As of December 31, 2009 and 2008, the Company complied with the debt covenants of its various debt agreements.

24.       CAPITAL LEASES

(in thousands of $)	2009	2008
Total long-term obligations under capital leases	852,943	790,427
Less: current portion of obligations under capital leases	(8,588)	(6,006)
Long term obligations under capital leases	844,355	784,421

As at December 31, 2009, Golar operated eight (2008: eight) vessels under capital leases.  These leases are in respect of two refinancing transactions undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

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

As at December 31, 2009, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31, (in thousands of $)	Five ship Leases	Methane Princess Lease	Golar Winter Lease	Grandis Lease	Total
2010	22,698	6,942	10,401	9,324	49,365
2011	28,553	7,223	10,403	9,324	55,503
2012	29,981	7,501	10,403	9,324	57,209
2013	31,480	7,809	10,403	9,324	59,016
2014	49,731	8,109	10,403	9,324	77,567
2015 and thereafter	516,101	278,090	182,063	212,555	1,188,809
Total minimum lease payments	678,544	315,674	234,076	259,175	1,487,469
Less: Imputed interest	(251,756)	(162,885)	(103,656)	(116,229)	(634,526)
Present value of minimum lease payments	426,788	152,789	130,420	142,946	852,943

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

In common with the Five Ship Leases and the Methane Princess Lease, the Golar Winter Lease is denominated in British Pounds.  However, unlike these other leases the cash deposits securing the lease obligations are significantly less than the lease obligation itself.  In order to hedge the currency risk arising from re-translation of the GBP lease rental obligation into US dollars, the Company entered into a 28 year currency swap in April 2004 to hedge all lease rental payments under the Golar Winter Lease into US dollars at a fixed GBP/USD exchange rate.  In addition as of December 31, 2009, the Company had entered into interest rate swaps of $105 million (2008: $105 million) to fix the interest rate in respect of its Golar Winter lease obligations for a period ranging from three to ten years.

The Grandis Lease is for a primary period of 30 years, expiring January 2036.  The lease liability is reduced by lease rentals from inception.  The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR.  In contrast to the Company's other leases the Grandis lease obligation and the cash deposits securing the lease obligation are denominated in USD.  However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself.  As of December 31, 2009, the Company had entered into interest rate swaps of $72 million (2008: $82 million) to fix the interest rate in respect of its Grandis lease obligations for a period of seven years.

In March 2010, the Company terminated three of the leases within the Five Ships Leases and immediately entered into three new long funding finance leases ("LFFL's") in respect of the same ships. The LFFL's have an initial term of approximately 12 years from inception. The lease obligations under the LFFL's are secured by cash deposits of the same value. The cash deposits will be used to service the entirety of the lease obligations.

25.       OTHER LONG-TERM LIABILITIES

(in thousands of $)	2009	2008
Pension obligations (See note 22)	32,589	28,794
Deferred credits from capital lease transactions	43,692	47,656
Other	132	770
	76,413	77,220

Deferred credits from capital lease transactions

(in thousands of $)	2009	2008
Deferred credits from capital lease transactions	74,121	74,121
Less: Accumulated amortization	(26,465)	(22,501)
	47,656	51,620

Short-term (See note 21)	3,964	3,964
Long-term	43,692	47,656
	47,656	51,620

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

26.       SHARE CAPITAL AND SHARE OPTIONS

The Company's ordinary shares are listed on the Nasdaq Stock Exchange and the Oslo Bors Stock Exchange.

As at December 31, 2009 and December 31, 2008, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2009	2008
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2009	2008
67,576,866 (2007: 67,576,866) outstanding issued common shares of $1.00 each	67,577	67,577

In November 2007, the Company completed a direct equity offering of 3.2 million common shares in a placement in Norway, at a price of NOK133 per share ($24.30).

Treasury shares

In October 2005, the Board of the Company approved a share buyback scheme and in connection with this established a facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line (See note 27) with a bank.  In May 2007, the Company terminated this facility, recognizing a gain of $7.4 million in earnings (See note 7).  In 2007 in connection with the termination of this facility, the Company bought back and cancelled 1.2 million shares from the bank at a cost of $22.8 million, which was deducted from shareholders' equity.  Accordingly, the net cost to the Company of the shares acquired after taking account of the equity swap gain was $15.4 million in 2007.

In November 2007, the Company's Board of Directors approved the purchase of up to a maximum of     1.0 million shares in the Company.  Between November and December 2007, the Company, through market purchases, acquired a total of 0.4 million shares at an average price of $20.55 per share, for total consideration of $8.2 million.

During 2009 and 2008, the Company disposed of 200,000 and 50,000 treasury shares respectively in connection with the exercise of share options.

In November 2009, the Company terminated an equity swap in 300,000 of its own shares, originally priced at NOK41, and concurrently bought 300,000 at the market price of NOK73 (approximately $13). The total transaction realised a gain of approximately $1.7 million of which approximately $0.6 million is recorded in the fourth quarter.

As at December 31, 2009 Golar holds a total of 450,000 of its own shares (2008: 350,000) at a nominal value of $1.00 per share and an aggregate market value of $5.8 million (2008: $2.3 million).

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

During the years 2008, 2007 and 2006, the Company granted 0.6 million, 0.6 million and 1.3 million share options, respectively, to certain employees and directors of the Company and its subsidiaries.  The options have a five year term and vest equally over three years from the grant date.

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

On October 23, 2009, the Company announced that 1,058,083 (equity classified) share options previously awarded to employees in October 2007 and August 2008 were to be cancelled.  In consideration for the acceptance of cancellation of these options, new share options in Golar's new consolidated subsidiary Golar LNG Energy Ltd ("Energy") were granted to employees of Golar Management (a subsidiary of the Company) and directors of the Company or Energy.

Golar Energy issued share options to directors and employees totalling 3,940,000 at a strike price of $2.20. The Company also issued 250,000 new share options with a strike price of $11.80; additionally 200,000 options were exercised that had a strike price of $9.89. After this new issue, cancellation and exercise the remaining outstanding options amount to 1,546,834. All the new options issued vest over a period of two years and eight months.

The cancellation and concurrent reissue is accounted for as a modification in the Golar LNG Group.  Accordingly, the modified value being the unamortized cost of the cancelled awards plus the incremental fair value of the modification is amortized over the new vesting periods.

As at December 31, 2009, all the Company's share options are classified as equity.  Accordingly, the grant date or the modification date fair value for stock options not exercised is recognized in shareholders' equity as additional paid-in capital with a corresponding charge to the Consolidated Statement of Operations.  The Company may use either authorized unissued shares of Golar or treasury shares held by the Company to satisfy exercised options.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	At modification date	At grant date
	2007	2009	2008	2007
Risk free interest rate	4.0%	2.4%	4.0%	4.4%
Expected volatility of common stock	31.5%	54.4%	33.6%	33.1%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life of options (in years)	2.5 years	3.5 years	3.6 years	3.7 years

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

A summary of option activity (including both the Golar LNG Limited and Golar LNG Energy Limited options) as at December 31, 2009, 2008 and 2007, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2006	1,558	$12.84	4.4
Granted during the year	607	$22.77
Exercised during the year	(56)	$12.55
Forfeited during the year	(31)	$14.30
Options outstanding at December 31, 2007	2,078	$14.31	3.7
Granted during the year	642	$18.20
Exercised during the year	(50)	$12.43
Options outstanding at December 31, 2008	2,670	$14.51	3.2
Granted during the year	4,190	$2.77
Exercised during the year	(200)	$9.89
Forfeited during the year	(1,173)	$20.16
Options outstanding at December 31, 2009	5,487	$4.51	2.2

Options exercisable at:
December 31, 2009	1,272	$10.12	1.2
December 31, 2008	1,240	$11.59	2.5
December 31, 2007	703	$9.49	3.4

The exercise price of all options except for those issued in 2001, is reduced by the amount of the dividends declared and paid; the above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year the average of the reduced option prices is shown.

The intrinsic value of share options exercised in the years ended December 31, 2009, 2008 and 2007 was $0.7 million, $0.3 million and $nil, respectively.

As at December 31, 2009, the intrinsic value of both outstanding and exercisable share options was $3.8 million (2008: $1.7 million).

A summary of the status of the Company's non-vested share option activity and related information for the years ended December 31, 2009, 2008 and 2007 follows:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average fair value at grant date or modified date
Options non-vested at December 31, 2006	1,258	$7.92
Granted during the year	607	$7.30
Vested during the year	(481)	$5.29
Forfeited during the year	(9)	$5.02
Options non-vested at December 31, 2007	1,375	$8.66
Granted during the year	642	$4.21
Vested during the year	(587)	$8.61
Options non-vested at December 31, 2008	1,430	$6.68
Granted during the year	4,190	$1.21
Vested during the year	(409)	$9.49
Forfeited during the year	(996)	$5.59
Options non-vested at December 31, 2009	4,215	$1.22

The total fair value of share options vested in the years ended December 31, 2009, 2008 and 2007 was $3.9 million, $5.1 million and $2.5 million, respectively.

Compensation cost of $1.7 million, $3.1 million and $5.9 million has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2009, 2008 and 2007, respectively.  As of December 31, 2009, the total unrecognized compensation cost relating to options outstanding of $4.3 million (2008: $5.3 million) is expected to be recognized over a weighted average period of 1.8 years.

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

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2009, the Company does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized a net loss of $0.5 million, $0.1 million, and $nil, respectively, in earnings relating to the ineffective portion of its interest rate swap agreements.

As of December 31, 2009, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	643,875	2010- 2015	1.99% to 5.04%

At December 31, 2009, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $643.9 million (2008: $795.4 million).

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

A net foreign exchange gain of $8.4 million arose in the year ended December 31, 2009 (2008: $8.0 million net loss) as a result of the retranslation of the Company's capital lease obligations and the cash deposits securing those obligations net of the gain (2008: loss) on the currency swap referred to below.  The net gain arose due to the appreciation of the British Pound against the U.S. Dollar during the year.  This net gain represents an unrealized gain and does not therefore materially impact the Company's liquidity.  Further foreign exchange gains or losses will arise over time in relation to Golar's capital lease obligations as a result of exchange rate movements.  Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

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

As of December 31, 2009, the Company has entered into the following foreign currency forward contracts as summarized below:

	Notional amount
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity dates	Average forward rate USD foreign currency
Currency rate swaps:
British Pounds	65,546	105,975	2032	1.6168
Euros	2,700	3,869	2010	1.4329
Norwegian Kroner	49,000	8,472	2010	0.1729
Singapore Dollar	20,000	14,236	2010	0.7118

The counterparties to the foreign currency swap contracts are major banking institutions.  Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by any of its swap counterparties.

As of December 31, 2009, the company is not exposed to any equity price risk.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

	2009	2009	2008	2008
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	122,231	122,231	56,114	56,114
Restricted cash and short-term investments	40,651	40,651	60,352	60,352
Long-term restricted cash	594,154	594,154	557,052	557,052
Long-term unlisted investments	10,347	N/a	10,347	N/a
Marketable securities	13,458	13.458	360	360
Short-term debt – floating	74,504	74,504	71,395	71,395
Long-term debt – floating	707,722	707,722	737,226	737,226
Short-term obligations under capital leases	8,588	8,588	6,006	6,006
Long-term obligations under capital leases	844,355	844,355	784,421	784,421

Derivatives:
Interest rate swaps liability	36,354	36,354	65,329	65,329
Foreign currency swaps liability	19,043	19,043	50,088	50,088
Equity swaps liability	-	-	8,211	8,211

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

As at December 31, 2009, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investments in both TORP Technology, LNGL and OLT–O were not recoverable (See note 19).  Accordingly, the Company did not estimate the fair value of these investments as at December 31, 2009.

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

The Company adopted the guidance on fair value measurement as of January 1, 2008.  The adoption of this guidance did not have a material impact on the financial statements of the Company.  The guidance applies to all assets and liabilities that are being measured and reported on a fair value basis.  The guidance requires new disclosure that establishes a framework for measuring fair value in U.S. GAAP and expands disclosure about fair value measurements.  The guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Company's financial instruments by the above guidance on fair value measurements pricing levels as of December 31, 2009:

(in thousands of $)	Quoted market prices in active markets (Level 1)	Significant Other Observable Inputs ( Level 2)	Total
Interest rate swaps – liability position	-	36,354	36,354
Foreign currency swaps – liability position	-	19,043	19,043
Marketable Securities	13,458	-	13,458

The guidance further states that the fair value measurement of a liability must reflect the non-performance risk of the entity.  Therefore, the impact of the Company's creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

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

During the year ended December 31, 2009, four customers accounted for 93% of the total operating revenues of the company.  These revenues and associated accounts receivable are derived from its three time charters with BG Group plc, one time charter with Pertamina, three time charters with Shell and two time charters with Petrobras. Pertamina is a state enterprise of the Republic of Indonesia.  Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis.  Also, under the various contracts the Company's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas.  The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation.  The Company considers the credit risk of BG Group plc, Petrobas and Shell to be low.

During the years ended December 31, 2009, 2008 and 2007, Petrobras (2009 only), BG Group plc, Pertamina and Shell each accounted for more than 10% of gross revenue.

During 2008, Pertamina, BG Group plc and Shell accounted for revenues of $37.1 million, $75.1 million and $85.3 million, respectively.

During 2009, Petrobras, Pertamina, BG Group plc and Shell accounted for revenues of $61.3 million, $40.4 million, $61.3 million and $45.6 million, respectively.

28.       RELATED PARTY TRANSACTIONS

Net (expenses) income from related parties:

(in thousands of $)	2009	2008
Frontline Ltd. and subsidiaries ("Frontline")	(261)	95
Seatankers Management Company Limited ("Seatankers")	(82)	(35)
Ship Finance AS ("Ship Finance")	195	37

Frontline, Seatankers, Ship Finance, Arcadia and World Shipholding are each subject to significant influence or the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of his immediate family.

Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.

During the years ended December 31, 2007, the Company entered into forward contracts, which Arcadia executed on the Company's behalf for the purpose of hedging its risk exposure to the risk of the movement in the price of natural gas effecting charter rates and for speculative purposes.  In the years ended December 31, 2007 the realized gain on termination of these natural gas forward contracts receivable from Arcadia was $0.4 million, and have been included within other financial items.

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

In December 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing, please refer to note 3.

As of December 31, 2009, World Shipholding which is indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family owned 46.18% (2008: 45.97%) of Golar. (see note 23)

Receivables (payables) from related parties:

(in thousands of $)	2009	2008
Frontline	488	385
Seatankers	(106)	(24)
Ship Finance	115	37
Arcadia	-	-
	497	398

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

During the years ended December 31, 2009, 2008 and 2007, Faraway Maritime Shipping Company, which is 60% owned by Golar and 40% owned by China Petroleum Corporation ("CPC"), paid dividends totalling $3.4 million, $5.0 million and $5.0 million, of which 60% was paid to Golar and 40% was paid to CPC.

29.       CAPITAL COMMITMENTS

Vessel Conversion

In April 2008, the Company entered into a time charter agreement with DUSUP, which requires the conversion of the Golar Freeze into a FSRU.  As at December 31, 2009, the Company had a contract with Keppel Shipyard and other suppliers for equipment and engineering in connection with the conversion of the Golar Freeze into a FSRU.  Accordingly, as of December 31, 2009, the Company had a commitment to incur costs in connection with the retrofit of the Golar Freeze into a FSRU.  In addition, as of December 31, 2009 and 2008, the Company had committed to incur $0.5 million and $2.5 million respectively for equipment in connection with the speculative conversion of the Hilli.

As at December 31, 2009, the estimated timing of the remaining payments in connection with these conversions are due to be paid as follows:

(in thousands of $)
Payable in 12 months to December 31, 2010	55,141
55,141

30.       OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2009	December 31, 2008
Book value of vessels secured against long-term loans and capital leases	1,644,835	1,559,858

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

Tax lease benefits
The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with our lease financing transactions, or post additional security or make additional payments to the U.K. vessel lessors.  Any additional payments could adversely affect our earnings and financial position.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP). Two of our U.K. tax leases accrue benefit over the term of the leases. The remaining six UK tax leases were structured so that a cash benefit was received up front.  As at December 31, 2008, the total unamortized balance of deferred credits from capital lease transactions (See note 24) was $51.6 million.  A termination of any of these leases would realize the accrued currency gain or loss.  As at December 31, 2008, this was a net accrued loss of approximately $10.1 million.

Other
In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at March 31, 2010, the Company was committed to subscribe for common shares in ECGS for a further consideration of $3.7 million payable within five years of incorporation, at dates to be determined by ECGS's Board of Directors.

As at December 31, 2009, the Company had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

31.       SUBSEQUENT EVENTS

In March 2010, the Company terminated three of the leases within the Five Ships Leases and immediately entered into three new long funding finance leases ("LFFL's") in respect of the same ships. The LFFL's have an initial term of approximately 12 years from inception. The lease obligations under the LFFL's are secured by cash deposits of the same value. The cash deposits will be used to service the entirety of the lease obligations.

In April 2010, the conversion of the Golar Freeze to a FSRU was completed. The ship had been undergoing conversion in Singapore since October 2009. The ship will sail from Singapore to Dubai to commence its 10 year time charter with Dubai Supply Authority to commence its 10 year charter.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date	April 29, 2010	By	/s/ Graham Robjohns
Graham Robjohns Principal Financial and Accounting Officer