Form 20-F
period 2010-12-31
GOLAR LNG LTD
filed 2011-04-28
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, (1) 441 295 4705, (1) 441 295 3494
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, par value, $1.00 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
67,808,200 Common Shares, par $1.00, per share

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

Yes	No

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: inability of the Company to obtain financing for the newbuilding vessels at all or on favorable terms; changes in demand; a material decline or prolonged weakness in rates for liquefied natural gas, or LNG, carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRUs; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated drydocking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements, reports or other materials that the Company has filed with or furnished to the Securities and Exchange Commission, or the Commission.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "Golar," "Golar LNG," "we," "us" and "our" all refer to Golar LNG Limited and to its wholly owned subsidiaries. Unless otherwise indicated, all references to "USD,""U.S.$" and "$" in this report are U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data summarize our historical consolidated financial information.  We derived the information as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected income statement data with respect to the years ended December 31, 2007 and 2006 and the selected balance sheet data as of December 31, 2008, 2007 and 2006 has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this annual report entitled Item 5,  "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)

Income Statement Data:
Total operating revenues	244,045	216,495	228,779	224,674	239,697
Gain on sale of vessel/newbuilding	-	-	78,108	41,088	-
Vessel operating expenses (1)	52,910	60,709	61,868	52,986	44,490
Voyage and charter-hire expenses (2)	32,311	39,463	33,126	10,763	9,582
Administrative expenses	22,832	19,958	17,815	18,645	13,657
Depreciation and amortization	65,076	63,482	62,005	60,163	56,822
Impairment of long-lived assets and investments	4,500	1,500	110	2,345	-
Gain on sale of long-lived assets	-	-	430	-	-
Other operating gains (losses)	(6,230)	-	-	-	-
Operating income	60,186	31,383	132,393	120,860	115,146
Gain on sale of available-for-sale securities	4,196	-	-	46,276	-
Net financial expenses	66,961	1,692	132,761	65,592	52,156
(Loss) / income before equity in net earnings of investees, income taxes and noncontrolling interests	(2,579)	29,691	(368)	101,544	62,990
Income taxes and noncontrolling interests	4,398	(10,062)	(7,215)	(6,248)	(8,306)
Equity in net (losses) earnings of investees	(1,435)	(4,902)	(2,406)	13,640	16,989
Gain on sale of investee	-	8,355	-	27,268	-
Net income (loss)	384	23,082	(9,989)	136,204	71,673
Earnings (loss) per common share
- basic (3)	0.01	0.34	(0.15)	2.09	1.09
- diluted (3)	0.01	0.34	(0.15)	2.07	1.05
Cash dividends declared and paid per common share (4)	0.45	-	1.00	2.25	-
Weighted average number of shares – basic (3)	67,173	67,230	67,214	65,283	65,562
Weighted average number of shares - diluted (3)	67,393	67,335	67,214	65,715	65,735

Balance Sheet Data (as of end of year):
Cash and cash equivalents	164,717	122,231	56,114	185,739	56,616
Restricted cash and short-term investments (5)	21,815	40,651	60,352	52,106	52,287
Amounts due from related parties	222	795	538	712	778
Long-term restricted cash (5)	186,041	594,154	557,052	792,038	778,220
Equity in net assets of non-consolidated investees	20,276	21,243	30,924	14,023	97,255
Newbuildings	-	-	-	-	49,713
Vessels and equipment, net	1,103,137	653,496	668,141	659,018	669,639
Vessels under capital lease, net	515,666	992,563	893,172	789,558	796,186
Total assets	2,077,772	2,492,436	2,359,729	2,573,610	2,566,189
Current portion of long-term debt	105,629	74,504	71,395	80,037	72,587
Current portion of obligations under capital leases	5,766	8,588	6,006	5,678	5,269
Long-term debt	691,549	707,722	737,226	735,629	803,771
Long-term obligations under capital leases (6)	406,109	844,355	784,421	1,024,086	1,009,765
Noncontrolling interests (7)	188,734	162,673	41,688	36,983	32,436
Stockholders' equity	410,588	495,511	452,145	552,532	507,044
Common shares outstanding (3)	67,808	67,577	67,577	67,577	65,562

	2010	2009	2008	2007	2006
Cash Flow Data:
Net cash provided by operating activities	51,710	43,763	48,495	73,055	117,219
Net cash provided (used in) by investing activities activities	364,736	(56,460)	(83,548)	224,435	(268,993)
Net cash (used in) provided by financing activities	(373,960)	78,814	(94,572)	(168,367)	146,163

Fleet Data (unaudited)
Number of vessels at end of year (8)	12	13	14	12	12
Average number of vessels during year (8)	12.7	13	13	12	11.52
Average age of vessels (years)	17.8	15.6	13.9	14.7	13.7
Total calendar days for fleet	4,644	4,892	4,836	4,380	4,214
Total operating days for fleet (9)	2,939	3,351	3,617	3,732	3,845

Other Financial Data (Unaudited):
Average daily time charter equivalent earnings (10)	$57,200	$47,400	$47,500	$51,000	$55,700
Average daily vessel operating costs (11)	$12,080	$13,410	$13,041	$12,097	$10,558

Footnotes

(1)	Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)
All of our vessels are operated under time charters. Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

Charter-hire expense refers to the expenses related to vessels chartered-in under operating leases.

(3)
Basic earnings per share is calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding.  Treasury shares are not included in this calculation.  The calculation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(4)
During 2010, our board of directors also declared and paid three special dividends (with an aggregate monetary value of $0.73 per share) to our common shareholders that each consisted of the distribution of one share of Golar LNG Energy Limited, or Golar Energy, for every seven shares of Golar LNG Limited.

(5)
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments and deposits made in accordance with our contractual obligations under our equity swap line facilities.  Please see the section of this annual report entitled Item 5, "Operating and Financial Review and Prospects – Results of Operations" for a discussion of our equity swap line facilities.

(6)
During the years presented, we have entered into lease financing arrangements in respect of eight of our vessels. In respect of six of these leases we borrow under term loans and deposit the proceeds into restricted cash accounts.  Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on those deposits, will equal the approximate remaining amounts we owe under the capital lease arrangements. When interest rates increase and there is a surplus, in the restricted cash account, that surplus is released to working capital. Similarly, when interest rates decrease and there is a deficit, those deficits are funded out of working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the related term loans. During 2010, the outstanding lease liability on five vessels was settled, when we repaid the respective lease financing obligations out of the related restricted cash deposits.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets on our balance sheet.  This accounting treatment has the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  As of December 31, 2010, our restricted cash balance with respect to our lease financing arrangements was $192.8 million.

(7)	Noncontrolling interest refers to a 40% ownership interest held by CPC Corporation, Taiwan (CPC) in the Golar Mazo and 39% held in Golar Energy.

(8)
In each of the periods presented above, we had a 60% ownership interest in one of our vessels and a 100% ownership interest in our remaining vessels except for in 2008 and 2009 when we had chartered-in two vessels under short term charters and in 2010 when we chartered-in one vessel.

(9)
The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire.  We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(10)
Represent the average time charter equivalent, or TCE of our fleet. TCE rate is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of U.S.$, except number of days and average daily TCE)
Total operating revenues	244,045	216,495	228,779	224,674	239,697
Voyage expenses	(20,959)	(20,093)	(24,483)	(10,763)	(9,582)
	223,086	196,402	204,296	213,911	230,115
Calendar days less scheduled off-hire days	3,901	4,145	4,298	4,197	4,130
Average daily TCE (to the closest $100)	57,200	47,400	47,500	51,000	55,700

(11)	We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

B.           Capitalization and Indebtedness

Not Applicable

C.           Reasons for the Offer and Use of Proceeds

Not Applicable

D.           Risk Factors

Some of the following risks relate principally to our business or to the industry in which we operate.  Other risks relate principally to the securities market and ownership of our common shares.  Any of these risks, or any additional risks not presently known to us or risks that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our common shares.

Risks Related to our Company

We generate a substantial majority of our revenue from a limited number of customers under long-term agreements.  The unanticipated termination or loss of one or more of these agreements or these customers would likely interrupt our related cash flow.

During the year ended December 31, 2010, we received the majority of our revenues from five customers: BG Group plc, or BG, accounted for 20%; Royal Dutch Shell Plc, or Shell, accounted for 10%; PT Pertamina (PERSERO), or Pertamina, accounted for 15%; Petrobras accounted for 37% and Dubai Supply Authority, or DUSUP, accounted for 12% of our total operating revenues.

We may be unable to retain our existing customers if:

1.	our customers are unable to make charter payments because of their financial inability, disagreements with us or otherwise;

2.	in certain circumstances, our customers exercise their right to terminate their charters early, in the event of:

a.	a loss of the vessel or damage to it beyond repair;

b.	a default of our obligations under the charter, including prolonged periods of off-hire;

c.	a war or hostilities that would significantly disrupt the free trade of the vessel;

d.	a requisition by any governmental authority;

e.
the charterers Petrobras and DUSUP with respect to the Golar Spirit, Golar Winter and Golar Freeze, upon six months' written notice at any time after the fifth anniversary of the commencement of the charter, exercising their option to terminate the charter upon payment of a termination fee;

f.	Petrobras, with respect to the Golar Spirit and Golar Winter, exercising its option to purchase each vessel after a specified period of time; or

3.
there is a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest, any of which may prevent us from performing services for that customer.

If we lose any of our charters, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters.  If we are unable to re-deploy a vessel for which a charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

The loss of any of our customers, charters or vessels, or a decline in payments under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our shareholders.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional medium or long-term, fixed-rate LNG carrier or floating storage regasification units, or FSRU time charters.  The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG carrier or FSRU time charters contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	LNG shipping and FSRU experience and quality of ship operations;

•	cost effectiveness;

•	shipping industry relationships and reputation for customer service and safety;

•	technical ability and reputation for operation of highly specialized vessels, including FSRUs;

•	quality and experience of seafaring crew;

•	safety record;

•	the ability to finance FSRUs and LNG carriers at competitive rates, and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new FSRUs and LNG carriers according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies.  Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do.  We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSRU market and LNG transportation market.  This increased competition may cause greater price competition for time charters.  As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

We may have more difficulty entering into long-term time charters in the future if an active short-term or spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional long-term FSRU and LNG carrier time charters of five years or more.  Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the market segment consisting of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years.

If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of our current charters, or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable.  In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Our growth depends on continued growth in demand for LNG, FSRUs and LNG carriers.

Our growth strategy focuses on expansion in the floating storage and regasification sector and the LNG shipping sector.  While global LNG demand has continued to rise, the rate of its growth has fluctuated due to several reasons, notably including the global economic crisis and the continued increase in natural gas production from unconventional sources in regions such as North America.  Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs and LNG carriers, which could be negatively affected by a number of factors, including:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•
decreases in the cost of, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide, or if the economic, regulatory or political challenges associated with land-based activities improve;

•	further development of, or decreases in the cost of, alternative technologies for vessel-based LNG regasification;

•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources, or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

We operate some of our vessels on fixed-term charters and other vessels in the spot/short-term charter market for LNG vessels.  Failure to find profitable employment for these vessels, or our other vessels following completion of their fixed-term agreements, could adversely affect our operations.

Currently, we have five vessels of which three are FSRUs contracted on medium or long-term charters, which expire between 2017 and 2024, and one vessel commencing its long-term charter in 2012 following its FSRU conversion.  Our other LNG vessels are available for trade or trading in the spot/short-term charter market, the market for chartering an LNG carrier for a single voyage or short time period of up to one year.  However, three of our vessels (one of which is our 50% equity interest in the vessel, the Gandria) are currently in lay-up and are unlikely to trade for the balance of 2011.  Medium to long-term time charters generally provide reliable revenues but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable.

The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.

We also cannot assure you that we will be able to successfully employ our vessels in the future or re-deploy our LNG carriers and FSRUs following completion of their fixed-term agreements at rates sufficient to allow us to operate our business profitably or meet our obligations.  If we are unable to re-deploy an LNG carrier or FSRU, such as the LNG carriers currently in lay-up, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain that vessel in proper operating condition.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter-parties with our customers, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps.  Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG market and charter rates.  In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at a lower rate.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under these contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A renewal of the global financial crisis could negatively impact our business.

Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy and, in the economies of countries such as Greece, Spain, Portugal and Italy that could initiate a new economic downturn and result in a tightening in the credit markets, a low level of liquidity in financial markets, and volatility in credit and equity markets.  A renewal of the financial crisis that affected the banking system and the financial markets over the past two years may negatively impact our business and financial condition in ways that we cannot predict.  In addition, the uncertainty about current and future global economic conditions caused by a renewed financial crisis may cause our customers and governments to defer projects in response to tighter credit, decreased cash availability and declining customer confidence, which may negatively impact the demand for our services.  A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Due to the lack of diversification in our lines of business, adverse developments in the LNG industry would negatively impact our results of operations, financial condition and ability to pay dividends.

Currently, we rely primarily on the revenues generated from our FSRUs and LNG carriers.  Due to the lack of diversification in our lines of business, an adverse development in our LNG business, in the LNG industry or in the offshore energy infrastructure industry, generally, would have a significant impact on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

We may incur losses if we are unable to expand profitably into other areas of the LNG industry.

A principal component of our strategy is to expand profitably into other areas of the LNG industry such as regasification and floating power and liquefaction projects that are beyond the traditional transportation of LNG.  Other than the recent FSRU conversions of the Golar Spirit, Golar Winter and the Golar Freeze and the creation of our LNG trading business, we have not been involved in other LNG industry businesses.  Our expansion into these areas may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development.  Our ability to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.

If there are substantial delays or cost overruns in completion of the modification of our vessels to FSRUs, or if they do not meet certain performance requirements, our earnings and financial condition could suffer.

In October 2010, we were selected as the successful bidder for the West Java FSRU project and have commenced discussions with Pertamina for the conversion of the Khannur into an FSRU.  The FSRU time charter party was signed between the Company and Nusantara Regas (a joint venture between Pertamina and Progress Energy, Inc., or PGN) in April 2011. The project represents the Company's fourth FSRU project and is for a period of approximately 11 years.  The project involves the conversion of an LNG carrier, the Khannur, into an FSRU and the provision of associated mooring infrastructure.

Due to the highly technical process, retrofitting an existing LNG carrier for FSRU service may only be performed by a limited number of contractors; thus, a change of contractors may result in higher costs or a significant delay to our existing delivery schedule.  Furthermore, the completion of the retrofitting of LNG carriers is subject to the risk of cost overrun.

An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses and drydock capital expenditures depend on a variety of factors, including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry.  Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns.  These events may increase vessel operating and drydocking costs further.  If costs continue to rise, they could materially and adversely affect our results of operations.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives.  While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

LNG carriers and FSRUs require a technically skilled officer staff with specialized training.  As the world LNG carrier fleet and FSRU fleet continue to grow, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel.  Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet.  In addition, our FSRUs will require an additional engineer, deck officer and cargo officer.  Furthermore, each key officer crewing an FSRU must receive specialized training related to the operation and maintenance of the regasification equipment.  If we or our third-party ship managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels.  A material decrease in the supply of technically skilled officers or an inability of our third-party managers to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to shareholders.

In addition, the Golar Spirit and Golar Winter are employed by Petrobras in Brazil.  As a result, we are required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law.  Any inability to attract and retain qualified Brazilian crew members could adversely affect our business, results of operations and financial condition.

We currently operate primarily outside the United States, which could expose us to political, governmental and economic instability that could harm our operations.

Because most of our operations are currently conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered.  Any disruption caused by these factors could harm our business.  In particular, we derive a substantial portion of our revenues from shipping LNG from politically unstable regions.  Past political conflicts in these regions, particularly in the Arabian Gulf, Brazil and Indonesia, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area.  In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy.  Future hostilities or other political instability in the Arabian Gulf, Brazil and Indonesia where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions.  In addition, tariffs, trade embargoes and other economic sanctions by Brazil, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

Negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.  Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand.  While the growth rate of China's GDP increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% increase for the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels.  China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth.  It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  Our business, financial condition, results of operations and ability to pay dividends will likely be materially and adversely affected by an economic downturn in any of these countries.

Our loan and lease agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders.

Covenants in our loan and lease agreements require the consent of our lenders and our lessors or otherwise limit our ability to:

•	merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of their assets;

•	make or pay equity distributions;

•	incur additional indebtedness;

•	incur or make any capital expenditures;

•	materially amend, or terminate, any of our current charter contracts or management agreements; or

•	charter our vessels.

If the ownership interest in us controlled by World Shipholding Ltd, or World Shipholding, a Liberian company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, decreased below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur.  Similarly, if we were to be in any other form of default that we could not remedy, such as payment default, our lessors, having legal title to our leased vessels, or our lenders, who have mortgages over some of our vessels, could be entitled to sell our vessels in order to repay our debt and/or lease liabilities.

Covenants in our loan and lease agreements may effectively prevent us from paying dividends should our board of directors wish to do so and may require us to obtain permission from our lenders and lessors to engage in some other corporate actions.  Our lenders' and lessors' interests may be different from those of our shareholders and we cannot guarantee investors that we will be able to obtain our lenders' and lessors' permission when needed.  This may adversely affect our earnings and prevent us from taking actions that could be in our shareholders' best interests.  As of March 31, 2011, we were in compliance with all of the covenants contained in our loan and lease agreements.

If we do not maintain the financial ratios contained in our loan and lease agreements or we are in any other form of default such as payment default, we could face acceleration of the due date of our debt and the loss of our vessels.

Our loan and lease agreements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders' equity, minimum loan to value clauses and debt service coverage ratios.  Although we currently comply with these requirements, if we were to fall below these levels, we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.  Our ability to comply with covenants and restrictions contained in our loan and lease agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions.  If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.  If restrictions, covenants, ratios or tests in our debt instruments are breached, a significant portion of the obligations may become immediately due and payable.  In the event that we enter into waiver agreements with our lenders for covenant breaches, such waiver agreements may result in a significant increase in our debt cost.  We may not have, or be able to obtain, sufficient funds to make these accelerated payments and, if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.  In addition, obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels.

We may not have sufficient cash from operations to enable us to pay quarterly dividends following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay quarterly dividends.  The amount of cash we can distribute depends upon the amount of cash that we generate from our operations, which may fluctuate based on, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of LNG, liquefaction and regasification facilities;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash that we will have available for dividend distribution also will depend on factors such as:

•	the level of capital expenditures that we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including to pay distributions to shareholders;

•	the amount of any cash reserves, including reserves for future capital expenditures and other matters, established; and

•	our ability to raise debt finance in respect of expenditure relating to the conversion of the Khannur and our newbuildings.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase as the vessel ages.  Due to improvements in engine technology, older vessels are typically less fuel-efficient than more recently constructed vessels.  Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations and safety, environmental or other equipment standards related to the age of tankers and other types of vessels may require expenditures for alterations or the addition of new equipment to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future.  These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit their operation in certain geographic regions.  We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future, or that, as our vessels age, market conditions will justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.

We currently have newbuilding contracts for the construction of six LNG carriers with the Korean shipyard Samsung Heavy Industries Co. Ltd., or Samsung.  In addition we have an option to acquire an additional two LNG carriers. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We may not be able to obtain financing to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FSRUs, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities.  Use of cash from operations may reduce the amount of cash available for dividend distributions.  Our ability to obtain bank financing or to access the capital markets for any future debt or equity offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.  Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends.  The issuance of additional equity securities would dilute your interest in us and reduce dividends payable to you.  Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Three of our vessels are currently financed by U.K. tax leases and an additional five of our vessels were financed by U.K. tax leases until such leases were terminated in 2010.  In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the UK revenue authorities which could adversely affect our earnings and financial position.

Three of our vessels are currently financed by U.K. tax leases and an additional five of our vessels were financed by U.K. tax leases until such leases were terminated in 2010.  In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the lease terminations we entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the UK revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred in connection with our lease financing transactions including our recent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  Any additional payments could adversely affect our earnings and financial position.

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt and lease agreements.  As of December 31, 2010, our net indebtedness (including loan debt, capital lease obligations, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $836.5 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity and noncontrolling interests) was 0.58.

We may incur additional indebtedness to fund our newbuilding vessels and possible expansion into other areas of the LNG industry, such as in respect of our FSRU projects. Debt payments reduce our funds available for expansion into other parts of the LNG industry, working capital, capital expenditures and other purposes.  In addition, our business is capital intensive and requires significant capital outlays that result in high fixed costs.  We cannot assure investors that our existing and future contracts will provide revenues adequate to cover all of our fixed and variable costs.

An increase in interest rates could materially and adversely affect our financial performance.

As of December 31, 2010, we had total long-term debt and net capital lease obligations (net of restricted cash) outstanding of $1,016.2 million of which $412.2 million is exposed to a floating rate of interest.  We use interest rate swaps to manage interest rate risk.  As of December 31, 2010, our interest rate swap arrangements effectively fix the interest rate exposure on $620.3 million of floating rate bank debt and capital lease obligation.  In addition, we had $10 million of fixed rate debt which has recently retired.  If interest rates rise significantly, our results of operations could be materially and adversely affected.  Increases and decreases in interest rates will affect the cost of floating rate debt but may also affect the mark-to-market valuation of interest rate swaps, which will also affect our results.  Additionally, to the extent that our lease obligations are secured by restricted cash deposits, our exposure to interest rate movements is hedged to a large extent.  However, movements in interest rates may require us to place more cash into our restricted deposits and this could also materially and adversely affect our results of operations.

The interest rate swaps that have been entered into by the Company and its subsidiaries are derivative financial instruments that effectively translate floating rate debt into fixed rate debt.  U.S. GAAP requires that these derivatives be valued at current market prices in our financial statements, with increases or decreases in valuations reflected in results of operations or, if the instrument is designated as a hedge, in other comprehensive income.  Changes in interest rates give rise to changes in the valuations of interest rate swaps and could adversely affect results of operations and other comprehensive income.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter.  Historically, our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies.

We are exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as Britsh pounds, or GBP, in relation to our administrative office in the U.K., operating expenses incurred in a variety of foreign currencies, including Euros and Singapore Dollars, among others; and multiple currencies, including Euros, Singapore Dollars and Norwegian Krone in respect of our FSRU conversion contracts.  If the U.S. Dollar weakens significantly, this could increase our expenses and, therefore, could have a negative effect on our financial results.

Under the charter agreements for the Golar Spirit and the Golar Winter, we will generate a portion of our revenues in Brazilian Reais.  Income under these charters is split into two components.  The component that relates to operating expenses (the minority) is paid in Brazilian Reais, whereas the capital component is paid in U.S. Dollars.  We will incur some operating expenses in Brazilian Reais but we will also have to convert Brazilian Reais into other currencies, including U.S. Dollars, in order to pay the remaining operating expenses incurred in other currencies.  If the Brazilian Real weakens significantly, we may not have sufficient Brazilian Reais to convert to other currencies in order to satisfy our obligations in respect of the operating expenses related to these charters, which would have a negative effect on our financial results and cash available for distribution.

We have entered into currency forward contracts or similar derivatives to mitigate our exposure to these foreign exchange rate fluctuations in respect of our capital commitments relating to our FSRU conversion contracts.

Two of our vessels are currently financed by U.K. tax leases, which are denominated in GBPs.  The majority of our GBP capital lease obligations is hedged by GBP cash deposits securing the lease obligations, or by currency swap.  However, these are not perfect hedges and a significant strengthening of the U.S. Dollar could give rise to an increase in our financial expenses and could materially affect our financial results (See Item 11- Foreign currency risk).

Our joint venture agreement with CPC Corporation, Taiwan (CPC) with respect to the Golar Mazo contains provisions that may limit our ability to sell or transfer our interest in the Golar Mazo, which could have a material adverse effect on our cash flows and affect our ability to make distributions to our shareholders.

We have a 60% interest in the joint venture that owns the Golar Mazo, which enables us to control the joint venture, subject to certain negative controls held by CPC, who owns the remaining 40% interest in the Golar Mazo.  Under the joint venture agreement, no party may sell, assign, mortgage, or otherwise transfer its rights, interests or obligations under that agreement without the prior written consent of the other party.  If we determine that the sale or transfer of our interest in the Golar Mazo is in our best interest, we must provide CPC notice of our intent to sell or transfer our interest and grant CPC a right of first refusal to purchase our interest.  If CPC does not accept the offer within 60 days after we notify CPC, we will be free to sell or transfer our interest to a third-party.  Any delay in the sale or transfer of our interest in the Golar Mazo or restrictions in our ability to manage the joint venture could have a material adverse effect on our cash flows and affect our ability to make distributions to our shareholders

We may have to pay tax on United States source income, which would reduce our earnings.

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

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to U.S. shareholders.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and certain information reporting requirements.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock.  Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries', and consequently our, net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted an income tax act generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment on non-resident Liberian corporations, such as our Liberian subsidiaries, under Prior Laws retroactive to January 1, 2001. This legislation will become effective when it is finally published by the Liberian government.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as a shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

We are a holding company whose assets mainly comprise of equity interests in our subsidiaries and other quoted and non-quoted companies.  As a result, should we decide to pay dividends, we would be dependent on the performance of our operating subsidiaries and other investments.  If we were not able to receive sufficient funds from our subsidiaries and other investments, including from the sale of our investment interests, we would not be able to pay dividends unless we obtain funds from other sources.  We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

Risks Related to Our LNG-trading Business

During 2010, we established Golar Commodities Limited, or Golar Commodities, a wholly owned Bermuda subsidiary, to trade physical cargos of LNG and to provide financial risk management to LNG customers around the world.

We are exposed to market risks, any of which could adversely affect our business.

We are exposed to market and credit risks in all of our operations.  To minimize the risk of commodity price fluctuations, we periodically enter into derivative transactions to hedge anticipated purchases and sales of LNG.  However, financial derivative instrument contracts may not completely eliminate all risks.  Specifically, such risks include commodity price changes, market supply shortages, operational risks and counterparty default.

Customers and counterparties may not pay or perform in accordance with our agreements, which could materially and adversely impact our results of operations.

We are subject to the risk of loss resulting from non-payment and/or non-performance by customers and counterparties.  Customers may experience deterioration of their financial condition as a result of changing market conditions or financial difficulties, which could impact their creditworthiness or ability to pay for our services.  If we fail to assess adequately the creditworthiness of existing or future customers, unanticipated deterioration in customers' creditworthiness, and any resulting non-payment and/or non-performance, could adversely impact results of operations.  In addition, if any of our customers or counterparties filed for bankruptcy protection, we may not be able to recover amounts owed, which could materially and adversely impact the results of operations.

Limitations on liquidity in the LNG market could affect our earnings.

The LNG market can experience periods of limited liquidity, which can create difficulties in managing our physical and economic risks.  The lack of liquidity can present us with adverse conditions in which to buy cover short positions or to sell to cover long positions. We may not always be able to manage liquidity-related risks, which could affect our earnings.

Limitations on our flexibility to trade in the spot market could adversely affect our business.

There is an element of structured rigidity to operations in the LNG supply chain that can limit our flexibility to trade in the spot market for LNG cargos.  Significant mismatches between cargo sizes and vessel and storage tank capacity can limit the ability to trade vessels chartered by us or to buy or sell cargoes to and from certain locations. We may also not be able to charter vessels when required and therefore may not be able to fulfil our obligations to deliver cargos which could adversely affect our business.

There are operational risks associated with loading and off-loading, storing and transporting cargoes, which could expose us to liability and affect our economic results.

We assume numerous operational risks associated with loading and off-loading, storing and transporting cargoes which can cause delays to our operations.  In addition difficulties due to port constraints, weather conditions and vessel compatibility and performance can all affect our  results of operations and expose us to some adverse economic consequences.

Restrictions on LNG imports could have a materially adverse effect on us.

LNG is produced from various production facilities with varying qualities.  Markets for LNG have varying quality specification limits, which can restrict the ability to import LNG into these markets.  These restrictions can reduce the flexibility to buy and/or sell cargoes across various markets, which could have a materially adverse effect on our results of operations.

Employees may violate our risk management policies, which could have an adverse effect on our earnings, financial position or cash flows.

Our established risk management policies and procedures may not be effective and employees may violate our risk management policies.  If employees fail to adhere to our policies and procedures, or if our policies and procedures are not effective, potentially because of future conditions or risks outside of our control, we may be exposed to greater risk than we had intended.  Ineffective risk management policies and procedures, or violation of risk management policies and procedures, could have an adverse effect on our earnings, financial position or cash flows.

We may be unable to attract and retain key management and trading personnel, which may impact the effectiveness of trading performance and our financial results.

Our success depends, to a significant extent, upon the abilities and the efforts of our traders.  While we believe that we have an experienced trading team, the loss or unavailability of one or more of our traders for any extended period of time could have an adverse effect on our business and results of operations.

Risks Related to Our Industry

The operation of LNG carriers and FSRUs is inherently risky, and an incident resulting in significant loss or environmental consequences involving any of our vessels could harm our reputation and business.

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

Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over environmental, safety and terrorism-related concerns.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers.  Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars.  Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or terrorism-related concerns;

•	any significant explosion, spill or similar incident involving an LNG facility, FSRU or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production and regasification.

We expect that, as a result of the factors discussed above, some of the proposals to expand existing, or develop new, LNG liquefaction and regasification facilities may be abandoned or significantly delayed.  If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, such an event could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005, and the attacks in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results, financial condition, ability to raise capital and future growth.  Continuing conflicts in North Africa and the Middle East and the presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and disrupt our business.  For example, in December 2005, we signed a joint venture agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services in respect of the setting up of a jointly owned company named Egyptian Company for Gas Services S.A.E., or ECGS, for the development of hydrocarbon business and in particular LNG related business.  The recent turmoil in Egypt may affect the economic success of this joint venture.  These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.  Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may, in the future, also negatively affect our operations and financial condition and directly impact our vessels or our customers.  Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences could have a material adverse impact on our revenues and costs.

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

Terrorist attacks, or the perception that LNG facilities, LNG carriers and FSRUs are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries.  Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America.  If a terrorist incident involving an LNG facility, LNG carrier or FSRU did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities or FSRUs, or lead to the temporary or permanent closing of various LNG facilities or FSRUs currently in operation.

The economic downturn may affect our customers' ability to charter our vessels and pay for our services, and may adversely affect our business and results of operations.

The economic downturn in the global financial markets may lead to a decline in our customers' operations or ability to pay for our services, which could result in decreased demand for our vessels and services.  Our customers' inability to pay could also result in their default on our current charters.  The decline in the amount of services requested by our customers or their default on our charters with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.

An over-supply of vessel capacity may lead to further reductions in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, and loss of tonnage as a result of casualties. Currently, there is significant newbuilding activity with respect to virtually all sizes and classes of vessels.  An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a further reduction of charter hire rates.  If such a reduction continues in the future, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter our vessels at all, which would have a material adverse effect on our revenues and profitability.

Hire rates for FSRUs and LNG carriers are not readily available and may fluctuate substantially.  If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders will suffer.

Hire rates for FSRUs and LNG carriers are not readily available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity.  This supply-demand relationship largely depends on a number of factors outside our control.  The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict.  A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or acquire and profitably operate new FSRUs or LNG carriers.  Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.  Hire rates for newbuilding FSRUs and LNG carriers are correlated with the price of FSRU newbuildings and LNG carrier newbuildings.  Please read "Industry—LNG Carriers—Carrying Capacity and Prices" for information on the cyclical behavior and the current state of LNG carrier shipbuilding prices

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Vessel values for LNG carriers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	increases in the supply of vessel capacity;

•	the size and age of a vessel; and

•
the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures.  Moreover, the cost of a replacement vessel would be significant.

If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them.  Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to make distributions to shareholders. Please refer to section "Critical Accounting Estimates – Vessel Market Valuations" for further information.

The LNG transportation industry is competitive and we may not be able to compete successfully, which would adversely affect our earnings.

The LNG transportation industry in which we operate is competitive, especially with respect to the negotiation of long-term charters.  Competition arises primarily from other LNG carrier owners, some of whom have substantially greater resources than we do.  Furthermore, new competitors with greater resources could enter the market for LNG carriers and FSRUs and operate larger fleets through consolidations, acquisitions or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets.  If we are not able to compete successfully, our earnings could be adversely affected.  Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

Our vessels are required to trade globally and we must, therefore, conduct our operations in many parts of the world, and, accordingly, our vessels are exposed to international risks, which could reduce revenue or increase expenses.

We conduct global operations and transport LNG from politically unstable regions.  Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism and other efforts to disrupt shipping.  The terrorist attacks against targets in the United States on September 11, 2001, the military response by the United States and the conflict in Iraq may increase the likelihood of acts of terrorism worldwide.  Acts of terrorism, regional hostilities or other political instability could affect LNG trade patterns and reduce our revenue or increase our expenses.  Further, we could be forced to incur additional and unexpected costs in order to comply with changes in the laws or regulations of the nations in which our vessels operate.  These additional costs could have a material adverse impact on our operating results, revenue and costs.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and in countries identified by the U.S. government as state sponsors of terrorism.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act.  Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company.  Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries.  Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.  Investor perception of the value of our company may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Beginning in 2008, the frequency of piracy incidents against commercial shipping vessels increased significantly and continues at a relatively high level through today, particularly in the Gulf of Aden.  Since 2009, numerous vessels have fallen victim to piracy attacks off the coast of Somalia.  For example, on January 15, 2010, the M/V Samho Jewelry, a vessel not affiliated with us, was seized by pirates while transporting chemicals 800 miles off the Somali coast.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations and financial condition.

The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused hundreds of billions of dollars of damage and has threatened to send the Japanese economy into a recession.  As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear.  With the third largest economy in the world, a prolonged recovery period with a relatively stagnant Japanese economy could have adverse economic implications worldwide.  This, in turn, could have a material adverse effect on our business and results of operations.

Our insurance coverage may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers and FSRUs is inherently risky.  Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid.  Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.  Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future.  For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution.  A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results.  Any uninsured or underinsured loss could harm our business and financial condition.  In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.

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

The laws of the nations where our vessels operate, as well as international treaties and conventions, regulate the production, storage and transportation of LNG.  Our operations are materially affected by these extensive and changing environmental protection laws and other regulations and international conventions, including those relating to equipping and operating our LNG carriers and FSRUs.  We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.  While we believe that we comply with the current regulations of the International Maritime Organization, or IMO, any future non-compliance could subject us to increased liability, lead to decreases in available insurance coverage for affected vessels and result in the denial of access to, or detention in, some ports.  Furthermore, future United States federal and state laws and regulations as then in force, or future regulations adopted by the IMO, and any other future regulations, may limit our ability to do business or cause the Company to incur additional costs relating to such matters as LNG carrier construction, maintenance and inspection requirements, development of contingency plans for potential leakages and insurance coverage.

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, and the IMO International Convention on Load Lines of 1966, as from time to time amended.

In addition, vessel classification societies and the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements also can affect the resale value or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability. Furthermore, environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the drilling rig Deepwater Horizon, which is unrelated to the Company, and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping and offshore industries and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.

Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol for now, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an affect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

We may incur significant liability that would increase our expenses, if any, of our LNG carriers or FSRUs discharged fuel oil (bunkers) into the environment.

International environmental conventions, laws and regulations, including the laws of the United States, apply to our LNG carriers and FSRUs.  If any of the vessels that we own or operate were to discharge fuel oil into the environment, we could face claims under these conventions, laws and regulations.  We must also carry evidence of financial responsibility for our vessels under these regulations.  United States law also permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and a number of states have enacted legislation providing for unlimited liability for oil spills.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default of certain obligations, such as those to our crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages.  In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings.  In a few jurisdictions, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.  The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.  In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner under some of our present charters.  If the vessel is arrested or detained for as few as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

Governments could requisition our vessels during a period of war or emergency without adequate compensation, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire.  Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances.  Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment could be materially less than the charterhire that would have been payable to us otherwise.  In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.  Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of dividends paid, if any, to our shareholders.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters.  These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties and other litigation that arises in the ordinary course of our business.  Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us.  Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition.

Risks Related to our Common Shares

Our Chairman may have the ability to effectively control the outcome of significant corporate actions.

As of December 31, 2010, World Shipholding, a company indirectly controlled by Trusts established by John Fredriksen, our chairman, for the benefit of his immediate family, beneficially owned 45.8% of our outstanding common shares.  As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Fluctuations in the price and volume of shares of listed companies generally could result in the volatility of our share price.

Generally, stock markets have recently experienced extensive price and volume fluctuations, and the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our share price has been subject to significant volatility.  Since September 30, 2010, the closing market price of our common shares on the NASDAQ Global Select Market has ranged from a high of $25.96 per share on March 31, 2011 to a low of $12.08 per share on October 4, 2010, largely reflecting the market for shares such as ours.  As of April 26, 2011, our share price was $31.20.  The market price of our common shares may continue to fluctuate due to factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares that you may have purchased at a price greater than or equal to its original purchase price.

As of April 27, 2010, the Company owned 95.1% of Golar Energy's shares and 65% of Golar LNG Partners LP, or Golar Partners, shares, and investor ownership in Golar Energy and Golar Partners may be further diluted by the issuance of additional common shares including stock dividends.

Further exchange listings and/or stock dividends may have the following effects:

•
Golar Energy and/or Golar Partners may issue additional common shares, or we may sell all or part of our holdings in Golar Energy and/or Golar Partners further diluting your indirect ownership interest.

•	Conflicts of interest may arise between the non-controlling shareholders, and us, the majority shareholder

•	The amount of cash available for paying dividends may decrease.

•	The market price of our common shares may decrease.

Because we are a Bermuda corporation, you may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

Because we are a Bermuda company, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws.  The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions.  Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director's fraud or dishonesty.  Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director's or officer's liability results from that person's fraud or dishonesty.  Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty, except where such losses are the result of fraud or dishonesty.  Accordingly, we carry directors' and officers' insurance to protect against such a risk. In addition, under Bermuda law, the directors of a Bermuda company owe their duties to that company and not to the shareholders.  Bermuda law does not, generally, permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties.  These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which investors may be more familiar and may substantially limit or prohibit shareholders ability to bring suit against our directors.

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

We, and most of our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S.  In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S.  As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts.  In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries' assets are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of shares of our common stock to decline.

The United States and other parts of the world have and continue to experience weakened economic conditions and have been in a recession.  For example, the credit markets in the United States and worldwide have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, and may implement other significant responses in the future.  Securities and futures markets, and the credit markets, are subject to comprehensive statutes, regulations and other requirements.  The SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions.  The uncertainty surrounding the recovery of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide that is especially evident in our industry.  Over the last few years, certain banking institutions have been forced to record heavy losses from troubled shipping loans.  These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.  These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to take delivery of our new vessels.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors.  Major market disruptions and adverse changes in market conditions and the regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements.  We cannot predict how long the current market conditions will last.  However, these recent and developing economic and governmental factors, including proposals to reform the financial system, may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to decline significantly or impair our ability to make distributions to our shareholders.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.      History and Development of the Company

Golar LNG Limited is a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of LNG projects as well as the trading of LNG cargo's.  As of March 31, 2011, our fleet consisted of 12 vessels and a 50% equity interest in one LNG carrier.

We were incorporated as a Bermuda exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May, 2001 and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  Our telephone number at that address is +1 (441) 295-4705.  Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom.

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding, a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, acquired Osprey, which was subsequently delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and on the NASDAQ Global Select Market in December 2002.  As of December 31, 2010, World Shipholding owned 45.8% of our issued and outstanding common shares.

Our strategy to become a midstream floating solution provider began in 2002 when we undertook a study to consider the conversion of an existing LNG carrier into a floating storage and regasification unit, or FSRU and continued in 2004 with a similar study for the conversion into a floating power generation plant, or FPGP. In December 2005, Keppel Shipyard Limited of Singapore signed a contract with us for the first ever conversion of an existing LNG carrier into a FSRU.

In April 2007, we were awarded our first firm FSRU employment through the award of two long term leases by Petrobras to employ Golar Winter and Golar Spirit as FSRUs. We currently have three operational FSRUs and one undergoing conversion and are actively pursuing further growth as a midstream LNG company.

Vessel acquisition, disposals and conversions

During the three years ended December 31, 2010, we invested $469.1 million in our vessels and equipment, including the 2008 acquisition from Shell of the Golar Arctic for the purchase price of $185 million and FSRU conversions. We also sold the Golar Frost to OLT Offshore Toscana S.p.A, or OLT-O, in July 2008, recognizing a gain of $78.1 million.

During 2007 and 2008, we entered into time charter agreements which required the conversion or modification of three LNG carriers, the Golar Spirit, Golar Winter and the Golar Freeze into FSRUs.  We entered into 10-year time charter agreements with Petrobras for the Golar Spirit and the Golar Winter and with DUSUP for the Golar Freeze, that commenced upon delivery of each of these vessels.  Employment commenced in (i) July 2008 for the Golar Spirit, (ii) September 2009 for the Golar Winter and (iii) May 2010 for the Golar Freeze.

In October 2010, we were selected as the successful bidder for the West Java FSRU project and have commenced discussions with Pertamina for the conversion of the Khannur into an FSRU.  The FSRU time charter party was signed between the Company and Nusantara Regas (a joint venture between Pertamina and Progress Energy, Inc., or PGN) in April 2011. The project represents the Company's fourth FSRU project and is for a period of approximately 11 years.  The project involves the conversion of an LNG carrier, the Khannur, into an FSRU and the provision of associated mooring infrastructure.

In April 2011, we entered into newbuilding contracts for the construction of six LNG carriers with the Korean shipyard Samsung. Four of these vessels are scheduled to be delivered in 2013 and the remaining two vessels are scheduled to be delivered in early 2014. The total cost of the six vessels is approximately $1.2 billion. In addition we have an option to acquire an additional two LNG vessels to be constructed by Samsung for delivery in 2013 and thereafter.

Investments

During the three years ended December 31, 2010, we acquired and divested interests in a number of companies principally:

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

In 2006, we purchased 23 million shares in Liquefied Natural Gas Limited, or LNGL, an Australian publicly listed company, for a consideration of $8.6 million. During 2009 and 2010, in a series of transactions we disposed of our entire interest in LNGL resulting in a gain of $8.4 million and $4.2 million, respectively.

Public Offerings

Golar LNG Partners ("Golar Partners")

In April 2011, we completed a public offering of 13.8 million common units (including 1.8 million units issued due to the exercising of the over-allotment option) of our subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP".  As a result of the offering our ownership of Golar Partners was reduced to 65% (including our 2% general partner interest).  Golar Partners is a Marshall Islands Partnership formed by us in 2008, which owns and operates a fleet of two LNG carriers and two FSRUs each under long-term charters. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million.

Golar LNG Energy LTD ("Golar Energy")

In June 2009, we formed a wholly owned subsidiary Golar Energy under the laws of Bermuda. On August 12, 2009, Golar Energy completed its corporate restructuring and private placement offering, when it acquired the interests in our wholly owned subsidiaries, which collectively owned interests in eight LNG vessels, a 50% equity interest in another LNG carrier and certain other investments. As ot December 31, 2010, we owned 61% of Golar Energy. Golar Energy is a publicly listed Bermuda company, listed in Norway on the Oslo Axess specializing in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs and the development of liquefaction projects. As of December 31, 2010, Golar Energy operated a fleet of seven LNG carriers and had a 50% equity interest in another LNG carrier.

LNG trading – new business segment

During 2010, Golar established a wholly owned new subsidiary, Golar Commodities which positioned the company in the market for managing and trading LNG cargoes. Activities include structured services to outside customers, the buying and selling of physical cargoes as well as proprietary trading. Golar Commodities provides physical and financial risk management in LNG and gas markets for its customers around the world and strives to provide risk management expertise to help customers improve profitability.  The team is based in Tulsa Oklahoma, London and Bermuda.

Acquisition of Golar Energy Shares

On April 26, 2011, we increased our ownership of Golar Energy from 61.1% to 90.5% by entering into agreements to acquire an additional 69,841,044 Golar Energy shares. The sellers will receive one newly-issued Golar LNG share for every 6.06 Golar Energy shares. The new Golar LNG shares will be issued at $30.30.

The share acquisitions have been organized into two transactions. In the first transaction, we have acquired 36,300,891 shares from international institutional investors and, in the second transaction, we have acquired 33,540,153 from World Shipholding Limited, our major shareholder. In the first transaction, shares will be issued immediately. In the second transaction, the shares will be issued upon the filing with the SEC and effectiveness of a registration statement covering such shares. The two transactions will increase our capital by 11,524,911 shares.

On April 27, 2011, we further increased our ownership of Golar Energy by acquiring an additional 10,536,287 shares at a price of approximately $5 per share.  This increases our ownerhip of Golar Energy to 95.1% and the number of shares held to 226,346,347.

We intend to commence, in mid-May, a voluntary offer to acquire the remaining outstanding shares in Golar Energy at the same price as described above.

Following the closing of this offer, we will initiate a compulsory acquisition offer of any remaining shares in Golar Energy and delist Golar Energy from Oslo Axess.

B.      Business Overview

We are a leading independent owner and operator of LNG carriers and FSRUs.  As of March 31, 2011, we had a fleet of 12 vessels, consisting of eight LNG carriers (including one in which we have a 60% equity interest), four FSRUs and a 50% equity interest in another vessel. In April 2011, we placed orders with Samsung for the construction of six LNG carriers with an option to acquire an additional two vessels.  We are seeking to further develop our business in other mid-stream areas of the LNG supply chain other than shipping, in particular innovative LNG solutions such as FSRUs and floating LNG production as well the recent creation of our commodity trading business which positions the company for managing and trading LNG cargoes.

The Natural Gas Industry

Predominately used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption.  As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.  As more emphasis is placed on reducing carbon emissions, Organization for Economic Cooperation and Development (or OECD) nations have come to view natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants.

According to the EIA International Energy Outlook 2010, worldwide energy consumption is projected to increase by 49% from 2007 to 2035, with total energy demand in non-OECD countries increasing by 84%, compared with an increase of 14% in OECD countries.  Natural gas consumption worldwide is forecasted to increase by 44%, from 108 trillion cubic feet (or Tcf) (3,058 billion cubic meters (or bcm)) in 2007 to 156 Tcf (4,417 bcm) in 2035.

The primary factors contributing to the growth of natural gas demand include:

•
Environmental:  Natural gas is a clean-burning fuel.  It produces less carbon dioxide and other pollutants and particles per unit of energy produced than coal, fuel oil and other common hydrocarbon fuel sources;

•
Demand from Industry and Power Generation:  According to the EIA, electricity generation is expected to be an important use for natural gas, forecasted to increase from 33% in 2007 to 36% in 2035 as a share of the world's total natural gas consumption.  Additionally, the industrial and power sectors which currently consume more natural gas than any other end-use sectors are forecasted to consume 39% of the world's natural gas supply in 2035;

•	Market Deregulation: Deregulation of the natural gas and electric power industries in the United States, Europe and Japan has resulted in new entrants and an increased market for natural gas;

•	Significant Natural Gas Reserves: According to EIA estimates, as of January 1, 2010, the world's total proved natural gas reserves were 6,609 Tcf (187,144 bcm), 6% higher than the 2009 estimate; and

•
Emerging Economies:  According to the EIA, natural gas consumption is forecasted to increase by an average of 1.9% per year through 2035 in non-OECD countries, compared to an average of 0.6% per year in OECD countries.  As a result, non-OECD countries are expected to account for 78% of the total increase in natural gas consumption over the period from 2007 to 2035.

These factors, in addition to overall global economic growth, are expected to contribute to an increase in the consumption of natural gas.  There is a growing disparity between the amount of natural gas produced and the amount of natural gas consumed in many major consuming countries, which will likely cause those countries to rely on imports for a greater portion of their natural gas consumption.  Importers must either import natural gas through a pipeline or, alternatively, in the form of liquefied natural gas (or LNG) aboard ships.  LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea.  Upon arrival at its destination, LNG is returned to its gaseous state at regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2010,  worldwide proved natural gas reserves were 6,609 Tcf (187,144 bcm).  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 55% of the world's natural gas reserves as of January 1, 2010, and the United States is the sixth largest holder of natural gas reserves at 3.7% of the world's reserves.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane.  Although reserves of unconventional natural gas are unknown, the EIA predicts a substantial increase in natural gas supplies from unconventional formations in the future, especially from the United States but also from Canada and China.  Shale gas production has been particularly prolific increasing by over 5 billion cubic feet (or Bcf) per day since the beginning of 2007.  This increase largely results from recent advances in horizontal drilling and hydraulic fracturing technologies, especially in the U.S.  These technologies have made it possible to exploit the U.S.'s vast shale gas resources.  Rising estimates of shale gas resources have helped to increase estimates of the total U.S. natural gas reserves by almost 50% over the past decade.  The EIA expects shale gas to comprise 26% of U.S. natural gas production in 2035.  This is a fivefold increase from 2007, more than enough to offset the expected decline in conventional natural gas production.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. The following factors will be primary indicators of future demand for LNG in the U.S.:

•	Sustainability of current levels of shale gas production;

•	Total reserves of unconventional natural gas, which have not yet been fully evaluated;

•	Depletion rates of shale gas reserves; and

•	Potential negative environmental impact, which could limit production of natural gas from unconventional formations.

The reduced rate of growth in LNG demand in the U.S. is expected to be at least partly offset by increased demand for LNG in other nations, especially non-OECD countries.

Liquefied Natural Gas

Overview

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade.  The first shipments were made on a trial basis in 1959 between the United States and the United Kingdom, while 1964 saw the start of the first commercial-scale LNG project to ship LNG from Algeria to the United Kingdom.  LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks.  In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

The following diagram displays the flow of natural gas and LNG from production to regasification.

LNG Supply Chain

The LNG supply chain involves the following components:

Gas Field Production and Pipeline:  Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country.

Liquefaction Plant and Storage:  Natural gas is cooled to a temperature of minus 260 degrees Fahrenheit, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state.  The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas.

Shipping:  LNG is loaded onto specially designed, double-hulled LNG carriers and transported overseas from the liquefaction facility to the receiving terminal.

Regasification:  At the regasification facility (either onshore or aboard specialized LNG carriers), the LNG is returned to its gaseous state, or regasified.

Storage, Distribution and Marketing:  Once regasified, the natural gas is stored in specially designed facilities or transported to natural gas consumers and end-use markets via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain.  This high unit cost of supply has led in recent years to the pursuit of ever-larger facilities in order to achieve improved economies of scale.

Production

There are three major regional areas that supply LNG.  These are (i) Southeast Asia, including Australia, Malaysia, Brunei, Indonesia and Russia  (ii) the Middle East, including Qatar, Oman, United Arab Emirates and Yemen, and (iii) the Atlantic Basin countries, including Algeria, Egypt, Equatorial Guinea, Libya, Nigeria, Norway and Trinidad with facilities approaching completion in Angola.  South America has now entered the LNG Liquefaction industry with Peru completing construction of their LNG project.  The expansion of existing LNG production facilities is one of the major sources of growth in LNG production and most projects with gas reserves available are considering growth of production.

Qatar completed construction on its final three large production facilities ("trains") during 2010, taking total production capacity to 77 million tons per annum, or mmtpa, upon commissioning RasGas III Train 7 in February 2010, Qatargas-3 in November 2010 and completing construction at Qatargas-4 in December 2010.

Peru became a new LNG exporter in June 2010 when it commissioned a 4.45 mmtpa facility.  Yemen also commissioned a second train in April 2010.

The Australian LNG focus has shifted to the Coal Seam Gas (CSG) fields in Queensland.  Despite some taxation uncertainties, BG sanctioned its 8.5 mmtpa, QCLNG project in October 2010.  Strong progress was also made at Santos's rival 7.8 mmtpa GLNG project, with both Total and KOGAS signing offtake contracts and acquiring equity in the project.  A final investment decision on GLNG was taken in January 2011.  Chevron's Wheatstone project signed a 4.1 mmtpa Heads of Agreement with TEPCO in December 2009 and subsequently entered into agreements with Kyushu Electric and KOGAS during 2010.  Shell also made strides at its Prelude FLNG project agreeing to an HOA with Osaka Gas for 0.8 mmtpa.

Many recently commissioned projects had contracts to supply LNG to North America. Due to the increase in domestic U.S. natural gas production from shale gas much of this new LNG supply has been diverted to alternative markets. This has opened up new trade routes and new markets have developed.

The development of U.S. shale gas production has also given rise to the possibility of exporting LNG from the U.S. For example Cheniere Energy Inc announced plans to add liquefaction facilities at its Sabine Pass LNG import terminal.

Consumption

The two major geographic areas that dominate worldwide consumption of LNG are East Asia; including Japan, South Korea, Taiwan and China; and the Atlantic basin.

East Asia

Most recently as a result of the terrible damage caused by the earthquake, LNG buyers in Japan have significantly increased LNG imports to help counter balance the loss of nuclear power. The large traditional LNG markets of Japan, South Korea and Taiwan all increased LNG imports in 2010, with South Korea and Taiwan showing particularly strong growth as their economies recovered.

China's LNG imports also increased in 2010 due to new LNG from Qatar, Yemen, Malaysia and Indonesia. However, in India, pipeline constraints and increased domestic production led to a decrease in LNG imports.

Europe and the Atlantic Basin

Importation of LNG from the expanding production capacity in Qatar increased in Italy and the UK in particular while an expected decline in Spanish imports due to increased pipeline imports did not materialise due to delays in the commissioning of the Medgaz pipeline. Argentina increased its LNG imports in 2010, shifting from a purely seasonal buyer to a year-round importer. The commissioning of its second FSRU (Escobar LNG) due in May this year means that ENARSA could import as many as 50 cargoes in the coming year.

Following limited imports in the first nine months of the year, low hydro power facility water reservoir levels in Brazil led to an increase in LNG imports towards the end of the year, with Brazil importing an average of 7 cargoes per month during the last quarter.

In 2010 in the U.S., higher domestic gas production, increasing demand from new LNG markets and a economic recovery in Asia has kept U.S. LNG imports relatively low.

In the Middle East, Kuwait, in its first full summer season of LNG imported more than 30 cargoes. In Dubai, DUSUP commissioned its FSRU terminal in November 2010 and is expected to be used to help meet peak air conditioning and desalination demand loads in the summer months.

Chile's second terminal at Mejillones opened at the end of the first quarter in 2010 and imports about one cargo a month, with the first terminal at Quintero importing approximately double that amount.

The LNG Fleet

As of the end of March 2011, the world LNG carrier fleet consisted of 368 LNG carriers (including FSRUs and Regasification Vessels and 9 vessels currently in Lay-up).  As of early April 2011, there are orders for around 37 (of all sizes) new LNG carriers (including small vessels and production units) with expected delivery dates through to end 2013.

The current 'standard' size for LNG carriers is approximately 155,000 cbm, up from 125,000 cbm during the 1970's.  To assist with transportation unit cost reduction the average size of vessels is rising steadily and we have now seen Q Max LNG Vessels of up to 266,000 cbm enter the market.  There are also some smaller LNG carriers, mainly built for dedicated short distance trades.

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

Of the vessels currently trading and on order, approximately 70% employ the membrane containment system, 29% employ the Moss system and the remaining 4% employ other systems.  Of the newbuilds vessels on order that have employed the membrane containment system, have done so primarily because it most efficiently utilizes the entire volume of a ship's hull. The construction period for an LNG carrier is approximately 28-34 months.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

       Floating LNG regasification vessels are commonly known as FSRUs. The figure below depicts a FSRU

The FSRU regasification process involves the vaporization of LNG and injection of the resultant natural gas directly into one or more pipelines. In order to regasify LNG, FSRUs are equipped with shell-and-tube vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the shell-and-tube system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the shell-and-tube vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently alongside (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore (sometimes referred to as energy bridge); and

•	shuttle carriers that regasify and discharge their cargos alongside.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and South America. We believe that the advantages of FSRUs compared to onshore facilities will make them highly competitive in these markets.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted nature of obtaining permission to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects.

In addition, the flexibility afforded by floating LNG regasification facilities provide an advantage over onshore facilities. A floating regasification vessel can load, store and regasify LNG before delivering the natural gas to market. It can be operated partially as a conventional trading ship that transports and regasifies its own cargo, or as a mother-ship that processes supplies received by way of ship-to-ship transfers. FSRUs can also be moved to (and operated at) a different location if required, which is particularly beneficial in markets where demand for LNG is seasonal. Additionally, FSRUs offer quicker access to LNG supply for markets that lack onshore regasification infrastructure.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. Several companies including Golar as well as Exmar, Excelerate Energy, Mitsui O.S.K. Lines and Höegh LNG are actively pursuing and marketing FSRU terminals to LNG importers around the world. We were the first company to enter into an agreement for the long-term employment of an FSRU with a LNG importer. Our first FSRU, the Golar Spirit, was delivered to Petrobras in September 2008 and is currently operational. Our second FSRU, the Golar Winter, commenced its long-term charter with Petrobras in early September 2009. Our third FSRU, the Golar Freeze, was delivered to DUSUP in May 2010.

As of February 2011, 13 vessels have been built or converted with a further vessel currently undergoing conversion. Of these vessels, two will be fixed to projects in Dubai and Italy, two are dedicated to the two floating regas facilities in Brazil and two are employed on a seasonal basis in Kuwait and Argentina. An additional vessel will be tied to the second Argentine terminal later this year. The rest are currently available for work in shuttle, mother-ship or conventional tanker roles. We intend to convert one of the existing conventional vessels to an FSRU for the West Java terminal with the 125,003 m3 Khannur, built 1977, currently earmarked for the project.

FSRUs can have some potential disadvantages. While FSRUs can have comparable ability to offload cargo from LNG carriers relative to land based terminals, land based terminals typically have greater storage capacity which can facilitate faster cargo offload in a situation when storage tanks are partially full. The storage capacity of an FSRU is typically similar to the volume of an LNG carrier cargo, whereas a land based terminal typically has a higher level of storage. Land based terminals are also potentially better suited for large gas send out capacity requirements in excess of the capacity of the largest FSRUs. Additionally, onshore regasification terminals often incorporate nitrogen injection facilities to ensure that the regasified LNG meets the local heating value standards, while existing FSRUs do not usually have this capability and are, therefore, restricted to destinations with significant pipeline infrastructure carrying a blend of natural gas types, or having nitrogen injection capabilities.

Competition – LNG carriers and FSRUs

While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.  Competition for long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less where until recently there has been significant competition due to an oversupply of LNG carriers. Recent market developments have seen a considerable tightening in the supply/demand balance leading to a sharp increase in employment and hire rates.

We believe that we are the only independent LNG carrier and FSRU owner and operator that focuses solely on LNG, other independent shipping companies also own and operate LNG carriers and have new vessels under construction including BW Gas Limited, Exmar S.A.,  Höegh LNG and three Japanese ship owning groups, Mitsui O.S.K. Lines, Nippon Yusen Kaisha and K Line, which traditionally provided LNG shipping services exclusively to Japanese LNG companies, are now aggressively competing in western markets.  In addition, new competitors that have recently entered the LNG shipping market include Teekay LNG Partners, L.P., Maran Gas Maritime and Dynagas Ltd of Greece, A P Moller of Denmark, Overseas Shipholding Group of USA and Knutsen O.A.S Shipping AS of Norway.  There are other owners who may also attempt to participate in the LNG market if possible.

In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell, BP, and BG own LNG carriers and have in the recent past contracted for the construction of new LNG carriers.  National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand.  These include Malaysian International shipping Company, or MISC, National Gas Shipping Company located in Abu Dhabi and Qatar Gas Transport Company, or Nakilat.

FSRUs are in an early stage of their commercial development and thus there is less competition in that market than in the more mature commercial market of LNG carriers.  However, interest in the sector is expected to increase.  Currently, the Company, Excelerate Energy, Höegh LNG, Exmar, Mitsui O.S.K. lines and MISC Berhad are among the companies actively competing for FSRU projects. Only Excelerate Energy in conjunction with Exmar, Höegh LNG and us currently own and operate FSRU vessels.

Our Business Strategy

We are one of the world's largest independent owners and operators of LNG carriers with over 35 years of experience and we developed the world's first FSRU based on the conversion of existing LNG carriers. Our strategy is to grow our business and to provide competitive returns to our shareholders with regular dividends while providing safe, reliable and efficient LNG shipping and FSRU service to our customers.

We plan to further grow our LNG shipping and FSRU business and we are developing opportunities to diversify into other areas of the mid-stream LNG supply chain to enhance our margins. Our main focus in our development of further mid-stream LNG business is maritime based and relatively small scale and low cost solutions.

In respect of our shipping operations we intend to build on our relationships with existing customers and continue to develop new relationships.  We aim to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping solutions. We will also seek long-term employment for our LNG carriers and our recently ordered newbuildings within integrated LNG projects that we may be involved in and will look to participate in LNG trading opportunities to maximise the utilization and returns from our vessels operating in the spot market.

In 2008, 2009 and 2010 we delivered the world's first, second and third FSRUs that were converted from LNG carriers. We intend to take advantage of our leading position in this relatively new market, as well as our LNG experience and our shipping assets to grow our FSRU business.

In furtherance of our strategy and maximize our business and maximise returns for our shareholders we are actively seeking opportunities to invest upstream and downstream in the LNG supply chain, where our shipping assets and over 35 years of industry experience can add value.  We believe we can achieve this aim while at the same time diversifying our sources of income and thereby strengthening the Company.

We are investing in both established LNG operations and technologies and newly developing technologies; including floating regasification operations, floating LNG production and floating power production from natural gas.  We expect to continue our focus on these LNG solutions and related shipping services as a major area for our business development.

We established a wholly owned new subsidiary, Golar Commodities which positioned us in the market for managing and trading LNG cargoes. Activities will include structured services to outside customers, physical trading of LNG cargos, proprietary trading as well as trading in its own right. Golar Commodities provides physical and financial risk management in LNG and gas markets for its customers around the world and strives to provide risk management expertise to help customers improve profitability.

In April 2011, we completed an initial public offering of our subsidiary Golar Partners. Golar Partners will be focused on providing FSRU and LNG carrier services under long-term contracts of greater than five years.

Specific projects we are actively pursuing include the following:

In October 2010, we were selected as the successful bidder for the West Java FSRU project and have commenced discussions with Pertamina for the conversion of the Khannur into an FSRU.  The FSRU time charter party was signed between the Company and Nusantara Regas (a joint venture between Pertamina and Progress Energy, Inc., or PGN) in April 2011. The project represents the Company's fourth FSRU project and is for a period of approximately 11 years.  The project involves the conversion of an LNG carrier, the Khannur, into an FSRU and the provision of associated mooring infrastructure.

We are actively pursuing other similar project opportunities, which include the provision of technical marine and LNG expertise for other technically innovative projects.

Since June 2002, we have been involved in an Italian offshore floating storage and regasification project off the coast of Livorno, Italy.  In November 2006, we acquired 20% of shares in OLT-O, at a cost of $5 million.  In December 2007, we entered into an agreement with OLT-O for the sale of and conversion into a FSRU of the Golar Frost, for $231 million and the sale was completed in July 2008.  In March 2008, OLT-O signed a contract with Saipem S.p.A. for the conversion of the Golar Frost at a cost of €390 million (approximately $500 million) and also signed an agreement with SNAM RETE Gas for the construction of the pipeline connecting the terminal to the national grid.  In January 2008, the board of directors of OLT-O agreed a capital increase of €200 million (approximately $260 million).  We did not contribute to the capital increase and we have not committed to any further contributions.  The current OLT-O shareholding positions are as follows: Group Iride 46.79% (subdivided between Iride Mercato 41.71% and ASA Livorno 5.08%), E.ON Ruhrgas 46.79%, OLT Energy 3.73% and we own 2.69%.  The Golar Frost is currently undergoing conversion in Dubai under the contract with Saipem. First commercial gas delivery is expected in 2012.

In 2008, the Company and Bluewater formed a joint venture company Bluewater Gandria for the purposes of bidding to develop an offshore LNG FSRU opportunity with South Africa's national oil company, PetroSA.  In connection with this bid, Bluewater Gandria acquired the 1977 built Moss type 126,000 m3 LNG Carrier, Hoegh Gandria (renamed Gandria).  The vessel was intended to be used as a converted offshore FSRU.  The bid for the offshore LNG FSRU opportunity with PetroSA was not successful. We and Bluewater continue to pursue other opportunities to develop an offshore FSRU project that could potentially utilize the Gandria.

We own a 1.1% ownership interest in TORP Technology AS, or TORP, which we acquired in 2005 at a cost of $3 million.  TORP is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the Gulf of Mexico. In December 2010, we identified events and changes in circumstances which indicated the carrying value of its unlisted investment in TORP was not recoverable. We therefore fully impaired our investment in TORP, which resulted in an impairment charge of $3 million in 2010.

In December 2005, we entered into an agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services to establish a jointly owned company named Egyptian Company for Gas Services S.A.E., or ECGS, to develop hydrocarbon businesses in Egypt and in particular LNG related businesses.  In ECGS, we have 50% of the voting rights, a 45% economic interest in ECGS and we would share in 50% of ECGS's losses.  In 2008, the company established administrative offices in Cairo.  In addition our activities have been registered with EGAS and Egyptian General Petroleum Corporation, or EGPC, which allows for ECGS to participate and compete in EGAS and EGPC sponsored tenders.  In 2009, ECGS was awarded a contract to provide anchor handling and towing services and to support a two well drilling program with options for extension. ECGS continues to make positive progress in developing its capability as a provider of offshore marine services in conjunction with its objective to develop its business foothold in the Egyptian LNG market. The ultimate size of our potential investment has yet to be determined.

 In January 2010, we and PTT Exploration and Production Public Company Limited, or PTTEP announced the joint termination of the Heads of Agreement and Joint Study Agreement governing their joint development of a floating liquefied natural gas, or FLNG project based on the gas fields in North West Australia owned by PTTEP. We both announced the termination of a Memorandum of Understanding covering global cooperation to identify and develop FLNG projects.

In 2006, we subscribed for 23 million shares in Liquefied Natural Gas Limited, or LNGL an Australian publicly-listed company at a cost of $8.6 million.   We subsequently sold the shares in 2009 and 2010 for cash proceeds of $17.3 million  realizing gains of approximately $12.6 million. We are not actively pursuing any participation in LNGL's projects although our original collaboration agreement with LNGL remains in place.

In April 2011, we entered into newbuilding contracts with Samsung for the construction of six newbuild LNG carriers and have options for an additional two vessels. Vessel deliveries are expected in 2013 and 2014.

We will consider the acquisition of new assets through third party acquisition or through newbuilding contracts to support our business expansion.

Seasonality

Historically, LNG trade and therefore charter rates increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather.  The tanker industry in general has become less dependent on the seasonal transport of LNG than a decade ago as new uses for LNG have developed, spreading consumption more evenly over the year.  There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets and a pronounced higher seasonal demand during the winter months for heating in other markets.

Customers

We received a substantial majority of our revenue from long-term charter agreements with the following customers, BG, Shell, Pertamina, Petrobras and DUSUP.

Since 1989, we have chartered vessels to Pertamina.  Our revenues from Pertamina were $36.9 million (15.0%), $40.4 million (18.0%) and $37.1 million (16.2%) for the years ended 2010, 2009 and 2008, respectively.  Pertamina currently charters one vessel from us.

Since 2000, we have chartered vessels to BG.  Our revenues from BG were $49.1 million (20.0%), $61.3 million (27.0%), and $75.1 million (33.0%) for the years ended 2010, 2009 and 2008, respectively. BG currently charters one vessel from us.

Since 2006, we have chartered vessels to Shell.  Our revenues from Shell were $25.4 million (10.3%), $45.6 million (20.0%) and $85.3 million (37.3%) for the years ended 2010, 2009 and 2008, respectively. Our vessel charter with Shell expires in 2011.

Since July 2008, we have chartered vessels to Petrobras under 10-year charters. Our revenues from Petrobras for the years ended 2010 and 2009 were $90.6 million (37.0%) and $61.3 million (27.0%) respectively. Petrobras currently charters two vessels from us.

We continue to develop relationships with other major players in the LNG industry and with new customers.

Our Fleet

Current Fleet

As of March 31, 2011, we operated a fleet of 12 vessels, consisting of eight LNG carriers, four FSRU's and and a 50% equity interest in another vessel. Our current fleet represents approximately 5% of the worldwide LNG carrier fleet (of vessels larger than 100,000 cbm) by number.  We lease three LNG carriers under long-term financial leases, we own eight vessels and we have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the Taiwanese state oil and gas company.

The following table lists the LNG carriers in our current fleet:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Hilli	1975	125,000	MI	Moss	n/a (1)	n/a	n/a
Gimi	1976	125,000	MI	Moss	n/a (1)	n/a	n/a
Golar Freeze	1977	125,000	MI	Moss (FSRU (2) )	DUSUP	2020	Terms extending up to 2025
Khannur	1977	125,000	MI	Moss	Nusantara Regas (3)	2021	2026
Golar Spirit	1981	128,000	MI	Moss (FSRU (2) )	Petrobras	2018	A three-year term and an additional two-year term
Golar Mazo (4)	2000	135,000	LIB	Moss	Pertamina	2017	Two additional five-year terms
Methane Princess (6)	2003	138,000	MI	Membrane	BG	2024	Two additional five-year terms
Golar Winter (6)	2004	138,000	MI	Membrane (FSRU (2) )	Petrobras	2019	A three-year term and an additional two-year term
Golar Viking	2005	140,000	MI	Membrane	Qatar Gas Transport (Nikilat)	2012	n/a
Golar Grand (6)	2006	145,700	MI	Membrane	Gas Natural	2012	n/a
Golar Maria	2006	145,700	MI	Membrane	Qatar Gas Transport (Nikilat)	2012	n/a
Golar Arctic	2003	140,000	MI	Membrane	BP	2012	n/a
Gandria (5)	1977	126,000	NIS	Moss	n/a(1)	n/a	n/a

Key to Flags:
LIB – Liberian, MI – Marshall Islands, NIS – Netherlands Antilles
(1)	Currently, the Hilli and the Gandria are layed-up in Labuan, Malaysia and the Gimi is layed up in Haugesund, Norway
(2)
In 2008, we entered into an agreement to convert the Golar Freeze into a FSRU.  Following its delivery to us in the second quarter of 2010, the Golar Freeze has now commenced a 10-year time charter with DUSUP.

(3)	Nusantara Regas is a joint venture between Pertamina and PGN. The final charter party contract was signed with Golar in April 2011
(4)	We have a 60% ownership interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.
(5)	In connection with our joint venture Bluewater Gandria we have a 50% equity interest in the Gandria with the remaining 50% owned by Bluewater.
(6)
We have entered into lease financing arrangements in respect of three of our vessels, the Golar Grand, the Golar Winter and the Methane Princess, which are classified as capital leases.  Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts.  These restricted cash deposits, plus the interest earned on those deposits, equal the approximate remaining amounts we owe under the capital lease arrangements.  When we enter into capital leases for our vessels, the vessels are recorded as assets on our balance sheet.

Our Charters

Our vessels transport LNG from and to various facilities around the world and provide FSRU services.  Four of our vessels, the Golar Viking, the Golar Grand, the Golar Maria and the Golar Arctic, are on short-term charters. Three of our vessels, the Hilli, the Gandria and the Gimi are layed-up.  The remaining six vessels are on or are scheduled to be on long-term charters.

The Long-Term Charters

 The Golar Mazo, which we jointly own with the Chinese Petroleum Corporation, transports LNG from Indonesia to Taiwan under an 18-year time charter with Pertamina, the state owned oil and gas company of Indonesia. The contract expires at the end of 2017.  Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

The Methane Princess is currently under a long-term charter with BG to transport LNG worldwide. The contract expires in 2024.  BG has the option to extend the Methane Princess charter for two, five-year periods.

The Golar Spirit and the Golar Winter are currently under long-term charters with Petrobras to provide FSRU services.  These contracts expire in 2018 and 2017, respectively.  Petrobras has the option to purchase the vessel(s) after the second anniversary of delivery to Petrobras and they also have the option to terminate the charter after the fifth anniversary of delivery to Petrobras for a termination fee.  Petrobras has the option to extend the charter period for both vessels for up to five years.

The Golar Freeze is currently under a long-term charter with DUSUP to provide FSRU services. The contract expires in 2020.  DUSUP has an option to terminate the charter in 2015 upon payment of a termination fee. DUSUP also has the option to extend this charter until October 2025.

The long-term charters for the Khannur and Gimi expired in 2010. The Gimi and Hilli and our 50% equity interest in the Gandria are currently layed-up and all three of these vessels are LNG carriers and are considered by us as candidates for conversion for FSRU projects. The Khannur having recently been awarded the FSRU project in West Java has recently commenced its FSRU conversion at the shipyard in Singapore and is expected to commence its long-term charter upon redelivery in 2012.

The Short-Term Charters

The Golar Arctic, Golar Maria, Golar Viking and Golar Grand are all on short-term charters of between 12 and 18 months all ending during 2012.

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

Golar Management Limited and Ship Management

Golar Management Limited, or Golar Management, a wholly owned subsidiary of ours which has offices in London and Oslo provides commercial, operational and technical support and supervision and accounting and treasury services to us.

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

For the first nine months of 2010, we subcontracted the management of our vessels to Thome Ship Management (Singapore), or Thome and Wilhelmsen Ship Management (Norway). In September 2010, Golar Wilhelmsen Management, or GWM was established as a joint venture between the company (60%) and Wilhelmsen (40%).  GWM office staff consists of existing Wilhelmsen Ship Management personnel and Golar employees.  The office is located at Wilhelmsen office facilities at Lysaker close to Oslo.  The four vessels managed by Thome were transferred to GWM in the fourth quarter of 2010.

Vessel Maintenance

We are focused on operating and maintaining our LNG carriers to the highest safety and industry standards and at the same time maximizing revenue from each vessel.  It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during drydocking.  This will reduce the overall off-hire period required for dockings and repairs.  Since we generally do not earn hire from a vessel while it is in drydocking we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

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

Our insurers treat the FSRUs as vessels and the term "vessel" also covers FSRUs in the following.

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

For our operating FSRUs we have, due to formulations in their Time Charter Party contracts, also placed Comprehensive General Liability ("CGL") insurance.  This type of insurance is common for offshore operations and is additional to the P&I insurance.  Our cover under the CGL insurance is $150 million per unit for Golar Spirit and Golar Winter and $15 million for Golar Freeze.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers. We expect that our FSRUs will also be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

GWM our Ship Manager, is operating in compliance with the International Standards Organization, or ISO, Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers, and is in the process of receiving certification to the ISO Environmental Standard. This certification requires that we and GWM commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

 The IMO is the United Nations agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Manager holds a Document of Compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

                SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

                In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the ISPS Code as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Ship Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See "Vessel Security Regulations" for a more detailed discussion about these requirements.

                The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

                The International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution," or Annex VI, entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate). Annex VI came into force in the United States on January 8, 2009. As of the current date, all our ships delivered or drydocked since May 19, 2005 have all been issued with IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on sulfur emissions from ships. In Emission Control Areas, or ECAs, limitations on sulfur emissions require that fuels contain no more than 1% sulfur. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Low sulfur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators. In addition we are in the process modifying the boilers on some of our vessels to also allow operation on LSDO.

                Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "—U.S. Clean Air Act" below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. The U.S. Coast Guard is also expected to finalize ballast water management rules in April 2011, and we may face additional costs in complying with these rules. Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the Convention. If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

Bunkers Convention / CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention, entered into force in State Parties to the Convention on November 21, 2008.  The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil.  The Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area.  Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force.  The State issued certificate must be carried on board at all times.

P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates.  All of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag.  The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at the IMO meetings.

United States Environmental Regulation of LNG Vessels

                Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations lating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

                OPA 90 established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or "demise" charterers, are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Company's LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners' responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the

U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

                In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our unitholders.

Clean Water Act

                The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law. The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Our vessel managers have developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

Inspection by Classification Societies

Every large, commercial seagoing vessel must be "classed" by a classification society. A classification society certifies that a vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Our FSRUs are "classed" as vessels and have obtained the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. The reference to "vessels" in the following, also apply to our FSRUs. For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies.  All of our vessels have been certified as being "in class."  The Golar Mazo and Golar Arctic is certified by Lloyds Register, and our other vessels are each certified by Det Norske Veritas. Both being members of the International Association of Classification Societies.

In-House Inspections

Our ship manager carries out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with manager's reports.  The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.  Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

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

Market Overview and Trends

Our principal focus and expertise is the transportation and regasification of LNG and liquefaction of natural gas.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects.  As of April 2011, our fleet consisted of 12 vessels and a 50% equity interest in a further LNG carrier.  Our full fleet list is provided in Item 4.D, "Information on the Company - Our Fleet".

The short term chartering market or the "spot" market for LNG vessels over the last five years has been highly volatile resulting significant variability in our earnings. Total operating costs for off-hire LNG carriers are significantly higher than in other shipping markets due to high fuel consumption during idling, cool down requirements and positioning and repositioning costs.

Rates payable in the market for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers.  In the period from 2004, the supply of vessels in excess of demand negatively impacted our results, however this oversupply has reduced during the second half of 2010 and into 2011 and we expect the market to maintain an improved supply/demand balance for most of 2011. However there is some tendency towards a seasonal trend in that rates earned in the summer months tend to be lower, due to lower demand, than rates earned in the winter. We cannot be sure this will continue in the future. The market for trading LNG cargos is highly volatile and is highly dependent upon the supply and demand for LNG and LNG carriers.

We have entered into agreements to time charter four of our modern LNG carriers for periods of between 12 and 18 months to various charterers. The commencement of the different charters ranges from February 2011 to April 2011.

One of our vessels, Khannur, is currently undergoing conversion to a FSRU for the provision of the West Java Floating Storage Regasification Terminal. The duration of the contract is until the end of 2022 and further provides automatic extension options to 2025, subject to certain contract terms.

We currently have two vessels, the Hilli and Gimi and a third vessel, our 50% equity interest vessel, the Gandria, not committed to contracts for the balance of 2011. These vessels are currently in lay-up and viewed as conversion candidates in our expanding project portfolio.  Our current expectation is that they will ultimately be converted to FSRU's. The market for FSRU's has experienced significant growth in recent years and we expect this to continue for the foreseeable future.

Please see the section of this annual report entitled Item 4, "Information on the Company – Business Overview – the LNG industry" for further discussion of the LNG market in 2010 and 2009.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
In 2010, we commenced a LNG trading business. We expect this to impact our results in future periods. In May 2010, we announced we had established a new subsidiary, Golar Commodities which positions us in the market for managing and trading LNG cargoes.  Activities include structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading.

•
The Golar Spirit, the Golar Winter and the Golar Freeze did not generate revenues during the period of their retrofitting and are being operated in a substantially different manner than they have in the past.  In July 2008, the Golar Spirit commenced FSRU service under its long-term charter with Petrobras.  The Golar Winter has operated in the spot market under short-term time charters since its delivery in 2004 until its entry into the shipyard for retrofitting for FSRU service in September 2008.  The vessel completed its FSRU conversion and was redelivered from the shipyard in May 2009 and commenced FSRU service in September 2009.The Golar Freeze has operated under a long-term charter with BG since 2003, which expired in June 2009.  Following the end of its BG charter, it entered the shipyard for retrofitting for FSRU service in September 2009.  In May 2010, the Golar Freeze was delivered and commenced operating as a FSRU under its 10-year time charter with DUSUP. The Golar Winter, the Golar Spirit and the Golar Freeze generated revenue of $125.1 million in 2010. While these three vessels were in the shipyard, they did not generate any revenue.

•
The Hilli, Gimi and Khannur have come to the end of their charters and may also operate differently in the future. In March 2011, the Khannur entered the shipyard to commence conversion to a FSRU vessel for use in the West Java FSRU project.  We anticipate that in the future we will convert either the Gimi or Hilli or both for FSRU service.

•
FSRU operating expenses are higher than the operating expenses for LNG carriers and increase our exposure to foreign exchange rates.  Our historical operating expenses reflect the operation of the Golar Spirit, the Golar Winter and the Golar Freeze (until the commencement of their respective FSRU services), as LNG carriers.  Following the completion of their retrofitting to FSRUs, we incurred generally higher operating expenses on the vessels as compared to when we operated these vessels as conventional LNG carriers.  In addition, in the past, the majority of our expenses and revenues have been denominated in U.S. Dollars.  Under the Petrobras charters, we incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we have increased exposure to foreign exchange rates.

•
We expect continued inflationary pressure on crew costs.  Due to the specialized nature of operating FSRUs and LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•
In 2008, we began to incur additional Brazilian taxes in connection with our operation of the FSRUs in Brazil.  Our operation of the Golar Spirit and the Golar Winter results in our being subject to Brazilian taxes on the revenue we receive under the operation and services agreement with Petrobras.  For the years ended December 31, 2010, 2009 and 2008 we incurred $1.6 million, $1.1 million and $0.8 million, respectively of Brazilian taxes in connection with the Golar Spirit and Golar Winter FSRU charters.

•
We may enter into different financing arrangements. Our financing arrangements currently in place may not be representative of the arrangements we will enter into in the future. For example we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive.

•	Investment in projects. We are continuing to invest in and develop our various projects. The costs we have incurred historically may not be indicative of future costs.

•
Expansion of our fleet. In April 2011 we entered into a contract to build six LNG carriers with the Korean shipbuilder Samsung. The newbuilding contracts were originally entered into by companies affiliated with our largest shareholder World Shipholding. We acquired the newbuilding contracts from those affiliated parties based on the original contracting terms. Four vessels are scheduled to be delivered in 2013 and two vessels are scheduled to be delivered in early 2014. The total cost of the four vessels is approximately $1.2 billion. In addition we have an option to acquire an additional two vessels for deliveries scheduled in 2013 and thereafter.

•
Golar LNG Partners LP.  In April 2011, we completed a public offering of 13.8 million common units (including 1.8 million units issued due to the exercising of the over allotment option) of our subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering our ownership of Golar Partners was reduced to 65% (including our 2% general partner interest).  Golar Partners is a Marshall Islands Partnership formed by us in 2008, which owns and operates a fleet of two LNG carriers and two FSRUs each under long-term charters. The 13.8 million units were priced at $22.50 per unit resulting in gross proceeds of $310.5 million.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet including our ability to deliver the Khannur successfully to its charter;

•	whether Petrobras exercises its options to acquire the Golar Spirit or the Golar Winter and, if so, whether we can effectively redeploy the proceeds from any such exercise;

•	whether Petrobras exercises its option to terminate the Golar Spirit or the Golar Winter charters upon payment of a termination fee;

•	whether DUSUP exercises its option to terminate the Golar Freeze charter upon payment of a termination fee;

•	our ability to maintain good relationships with our key existing customers and to increase the number of our customer relationships;

•	our ability to successfully enter into contracts at attractive rates, through Golar Commodities;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand and supply for natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels under charter to Shell;

•	the success or failure of the LNG infrastructure projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	our ability to obtain debt financing in respect of our capital commitments in the current difficult credit markets and the likely increase in margins payable to our banks for new debt;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

Voyage and charterhire Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our customers under our time charters.  However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, which expenses will be payable by us.  We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time. Charterhire expenses being the cost of chartering in vessels to our fleet.

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

Impairment of Long-Lived Assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. We estimate those future cash flows based on the existing service potential of our vessels. Following expiration of our time charter contracts, our estimate of market charter rates assumes that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically. We follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.

Other Financial Items.  Other financial items include financing fee arrangement costs, amortization of deferred financing costs, market valuation adjustments for interest rate swap, interest rate cash settlements, foreign currency swap and equity swap derivatives and foreign exchange gains/losses.  The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.  Foreign exchange gains or losses arise primarily due to the retranslation of our capital lease obligations and the cash deposits securing those obligations that are denominated in GBP.  Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements.  Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations or if the leases are terminated.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen over the last three years, will continue to rise over the next few years and rates may exceed the general level of inflation.  LNG transportation is a specialized area and the number of vessels has increased rapidly.  Therefore, there has been an increased demand for qualified crews, which has and will continue to the same extent to put inflationary pressure on crew costs.  Only vessels on full cost, pass-through charters would be protected from any crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our charters:

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

•	The Golar Freeze charter adjusts for the operating expenses element annually to take into account cost increases.

Results of Operations

Our results for the years ended December 31, 2010, 2009 and 2008 were affected by several key factors:

•	realized losses of $6.2 million within other operating gains and losses relate to trades transacted by Golar Commodities in 2010;

•	financing arrangement fees and other costs of $6.7 million and a further $7.7 million loss on termination in 2010 in respect of termination of certain lease financing arrangements;

•
an impairment charge of $4.5 million in 2010 against our long term investments and assets represents a write down of our cost of investment in TORP Technology and a write down in respect of certain FSRU equipment originally acquired in 2007 and prior;

•	the piecemeal disposal of our interest in LNGL resulting in a gain of $4.2 million and $8.4 million in 2010 and 2009, respectively;

•	a realized gain arising on the termination of the Company's equity swap in respect of Arrow Energy which resulted in a net gain of approximately $7.8 million in 2009;

•
the movement in mark-to-market valuations of our derivative instruments and the impact of the adoption of hedge accounting, effective from October 1, 2008 for certain of our interest rate swap derivatives; and

•	bank loan and other financing arrangements that we have entered;

•	the acquisition of the Golar Arctic in January 2008;

•	the gain on disposal of the Golar Frost in 2008 realizing a gain of $78.1 million;

•
our vessels not on long-term charters affected by commercial waiting time.  During 2010, the Golar Arctic and the Ebisu operated in the spot market; and the Hilli was in lay-up.  Also the three vessels on five-year charters with Shell; the Grand, the Golar Viking and the Golar Maria, or the Shell vessels, are subject to variable (market) charter rates and commercial waiting time;

•	the periods of time three of our vessels spent in shipyards undergoing retrofitting for FSRU service;

•	share options expense.

The impact of these factors is discussed in more detail below.

Year ended December 31, 2010, compared with the year ended December 31, 2009.

As of 2010, we manage our business and analyze and report our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2010	2009	Change	Change
Total operating revenues	244,045	216,495	27,550	13%
Voyage and charter-hire expenses	(32,311)	(39,463)	(7,152)	(18%)

The increase in total operating revenues in 2010 compared to 2009 can primarily be explained by:

•
A full year's revenue of the Golar Winter in 2010 as compared to approximately four months in 2009. The Golar Winter commenced its 10-year charter with Petrobras in September 2009 following its FSRU retrofitting.

•
The Golar Freeze was delivered under its 10 year time charter to DUSUP and was onhire commencing May 16, 2010 following its successful conversion to a FSRU vessel. The vessel earned approximately five months of revenue in 2009 prior to entering the shipyard.

Partially offset by a decrease in operating revenues arising from:

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up in 2010 for the Golar Arctic and the Ebisu. This also includes our vessels operating under the Shell five-year charters subject to variable (market) charter rates and commercial waiting time for the Grand, the Maria and the Viking. The chartered-in vessel, the Ebisu, was returned to its owners in September 2010.

•	The Gimi and the Khannur completed their long term charters with BG during the third quarter of 2010. These vessels were inactive during the last quarter of 2010.

Voyage and charter-hire expenses largely relate to fuel costs associated with commercial waiting time, vessel positioning costs and charterhire expenses.

The decrease of $7.2 million in 2010 compared to 2009 was principally as a result of the decreased charterhire costs on the Ebisu which was on charter to us until late September 2010, thus incurring approximately nine months of charterhire costs in 2010 as compared to a full year in 2009. Furthermore during 2009 the Golar Winter incurred positioning costs from Singapore to Brazil at our cost following the completion of its FSRU conversion.

This is partially offset by increased fuel costs on a number of the spot hire vessels as a result of lower utilization in 2010 compared with 2009.  While a vessel is on-hire, fuel costs are typically borne by the charterer, whereas during periods of commercial waiting time, fuel costs are borne by us.

	2010	2009	Change	Change
Calendar days less scheduled off-hire days	3,901	4,145	(244)	(6%)

Average daily TCE (to the closest $100)	$57,200	$47,400	$9,800	21%

Average daily TCE is calculated as $57,200 and $47,400 in 2010 and 2009, respectively.  The increase in average daily TCE can be explained by the reasons described above and primarily as a result of higher charterhire rates received for the FSRU vessels.

The available trading days of our vessels trading in the spot market during 2010 and the vessels under the Shell five year charters was 1,724 and 1,957 days in 2010 and 2009, respectively.  Commercial waiting days in 2010 and 2009 were 56% and 38% of available trading days for these vessels, respectively.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2010	2009	Change	Change
Vessel operating expenses	52,910	60,709	(7,799)	(13%)

Average daily vessel operating costs	12,080	13,410	(1,330)	(10%)

The decrease in vessel operating expenses is mainly due to the Gimi and Khannur being in lay-up during the whole of 2010 as compared to only part of 2009 and therefore incurring reduced operating costs. The Golar Frost was redelivered to its new owners in May 2009 thus incurring no operating costs in 2010.

This decrease is partially offset by increased operating costs of the Golar Winter and the Golar Freeze due to increased costs for operating FSRU vessels.

Administrative Expenses

(in thousands of $)	2010	2009	Change	Change
Administrative expenses	16,580	19,958	(3,378)	(17%)

The decrease in administrative expenses was primarily due to a significant decrease in project related administrative costs in 2010 compared to 2009.

Depreciation and Amortization

(in thousands of $)	2010	2009	Change	Change
Depreciation and amortization	65,038	63,482	1,556	3%

Depreciation and amortization has increased mainly due to a full year's depreciation for the Golar Winter FSRU capital expenditure in 2010 compared with approximately four months in 2009 and also the commencement of depreciation for the Golar Freeze FSRU retrofitting expenditure pursuant to the completion of its retrofitting in May 2010.

Impairment of long-term assets

(in thousands of $)	2010	2009	Change	Change
Impairment of long lived asset	1,500	1,500	-	-
Impairment of unlisted investment	3,000	-	3,000	100%
Impairment of long-term assets	4,500	1,500	3,000	200%

The impairment charge of long-lived assets of $1.5 million in both 2010 and 2009 relates to parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the Golar Freeze during 2009. As of December 31, 2010, the total carrying value of the remaining equipment is $12.0 million. Of these parts, $8 million have been earmarked for use in the conversion of the Khannur.

During  2010, we identified events or changes in circumstances that indicated the carrying value of our unlisted investment in TORP Technology was not recoverable and wrote off $3 million.

Net Financial Expenses

(in thousands of $)	2010	2009	Change	Change
Interest income from capital lease restricted cash deposits	4,135	11,464	(7,329)	(64%)
Other interest income	156	246	(90)	(37%)
Interest Income	4,291	11,710	(7,419)	(63%)
Capital lease interest expense	(9,705)	(19,730)	10,025	51%
Other debt related interest expense	(22,949)	(24,168)	1,219	5%
Interest Expense	(32,654)	(43,898)	11,244	26%
Mark-to-market adjustments for interest rate swap derivatives	(5,295)	17,385	(22,680)	(130%)
Interest rate swap cash settlements	(13,018)	(13,976)	958	7%
Loss on termination of lease financing arrangements	(7,777)	-	(7,777)	(100%)
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter Lease related currency swap derivative	(2,989)	8,387	(11,376)	(136%)
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter Lease related currency swap derivative)	574	9,699	(9,125)	(94%)
Mark-to-market adjustments for equity swap derivatives including gain on termination	-	17,603	(17,603)	(100%)
Other	(9,907)	(8,602)	(1,305)	(15%)
Other Financial Items, net	(38,412)	30,496	(68,908)	(226%)

Lease deposit interest income decreased by $7.3 million in 2010 compared to 2009 due mainly to a substantial decrease in interest rates in 2010 compared to 2009. This was also due to a lower requirement in certain of our capital lease related restricted cash deposits in lieu of the additional security afforded to the lessors as a result of our entry into long-term charters with the respective vessel.  The depreciation of GBP against the U.S. Dollar also impacted our interest income earned on our restricted cash deposits, or LC deposits, denominated in GBP.

Capital lease interest expense decreased to $9.7 million in 2010 compared to $19.7 million in 2009 as a result primarily of the decrease in interest rates in 2010 compared with 2009. Some of the decrease can also be attributed to the effect of the depreciation of GBP against the U.S. Dollar on interest expense on our lease balances denominated in GBP.

The decrease in other debt related interest expense by $1.2 million was for the most part driven by lower USD LIBOR interest rates in 2010.

Mark-to-market adjustments for interest rate swap derivatives resulted in a loss of $5.3 million in 2010 compared to a gain of $17.4 million in 2009. In 2009, long-term interest rate swap costs increased from 2008 levels resulting in a gain for the year. In 2010, long term interest rate swap rates declined for the first nine months of the year and, although rising in the fourth quarter, still declined over the year. This resulted in a loss for 2010. We hedge account for certain of our interest rate swaps. Accordingly, a further $8.6 million loss which would otherwise have been recognized in earnings in 2010 has been accounted for as a change in other comprehensive income.

Loss on termination of lease financing arrangements of $7.7 million in 2010 relates to the settlement of the Five Ship Leases obligations in 2010.  The five ship leases, or Five Ship Leases, refer to leasing transactions that took place in April 2003 during the sale of five 100 percent owned subsidiaries to a financial institution in the UK.  The subsidiaries were established in Bermuda, to each own and operate one LNG vessel as their sole asset.  Simultaneous with the sale of the five entities, we leased each of the five vessels under five separate lease agreements.

Foreign exchange gains and losses arise as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease obligation.  The loss of $3 million in 2010 was mainly due to the appreciation of the U.S. Dollar against GBP.  Of the $3 million net foreign exchange loss in 2010, a loss of $7.6 million (2009: $21 million gain) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars).  The loss arose due to the appreciation of the U.S Dollar against the GBP during the year and represents an unrealized loss.  The gain on retranslation of the lease obligation in respect of the Golar Winter Lease, which this swap hedges, was $4.3 million (2009: $12.8 million gain).  This gain represents an unrealized gain.

Mark-to-market adjustments for currency swap derivatives resulting in a gain of $0.5 million (excluding the Winter Lease related currency swaps as already discussed above) refers to currency forward contracts entered into in connection with our various FSRU conversion projects.

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

Other items represent, amongst other things, bank charges, the amortization of debt related expenses,  foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts.

Income Taxes

(in thousands of $)	2010	2009	Change	Change
Income taxes	1,427	1,643	(216)	(13%)

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in 2008 in connection with our Petrobras long-term charters.

Equity in Net Losses of Investees including Gain on Sale of Investee and Available-for-sale Securities

(in thousands of $)	2010	2009	Change	Change
Equity in net losses of investees	(1,435)	(4,902)	3,467	71%

Gain on sale of investee	-	8,355	(8,355)	(100%)

Gain on sale of available for sale securities	4,196	-	4,196	100%

The decline in equity in net losses of investees, gain on sale of investees and gain on sale of available-for-sale securities relates to the disposal of our investment in LNGL. LNGL is an Australian listed company.  From April 2006 to November 2009, we equity accounted for our investment in LNGL. In November 2009, we disposed of 9.6 million shares in LNGL for a net gain of $8.4 million as presented in the line "Gain on sale of investee", which reduced our interest to 6.3%.  Accordingly, as of the date of disposal we ceased to equity account for our share of LNGL's net losses.  In 2010, we disposed of the balance of our shareholding realizing a net gain of $4.2 million, which has been shown in the line "Gain on sale of available-for-sale securities".

Net Income

As a result of the foregoing, we recognized net income of $13.1 million in 2010, compared to $31.5 million in 2009.

Noncontrolling Interest

(in thousands of $)	2010	2009	Change	Change
Noncontrolling interest	5,825	(8,419)	14,244	169%

Noncontrolling interest refers to the 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo and a 39% interest held by private investors in our listed subsidiary Golar Energy, a subsidiary formed in 2009.

The movement of $14.2 million in 2010 relates primarily to the noncontrolling interest portion of the net loss of $15.1 million in our listed subsidiary Golar Energy to December 31, 2010. This is partially offset by the non controlling interest portion of the Golar Mazo 2010 profit of $9.3 million.

LNG Trading

In 2010, we started up a new LNG trading business. Accordingly, there is no comparative information for this segment in 2009 as it was not in existence at that time.

(in thousands of $)	2010	2009	Change	Change
Administrative expenses	6,252	-	6,252	100%
Depreciation	38	-	38	100%
Other operating gains and losses	6,230	-	6,230	100%
Other financial items	186	-	186	100%
Net loss	12,706	-	12,706	100%

The administrative costs for Golar Commodities primarily relate to start up and other general administrative costs for this division. In particular this comprises costs such as general overhead, personnel costs, legal and professional fees and other general and administrative costs.

Other operating gains and losses represents realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into in 2010.

Year ended December 31, 2009, compared with the year ended December 31, 2008

Vessel Operations

In 2010, we started up a new LNG commodity trading business. Accordingly, there is no comparative information for this segment in 2009 as it was not in existence at that time. Therefore the results below represent solely the results for the vessel operations segment for 2009 compared with 2008.

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2009	2008	Change	Change
Total operating revenues	216,495	228,779	(12,284)	(5%)
Voyage and charter-hire expenses	(39,463)	(33,126)	6,337	19%

The decrease in total operating revenues in 2009 compared to 2008 can primarily be explained by:

•
off-hire time incurred by the Golar Freeze upon entering the shipyard to commence its FSRU retrofitting in September 2009. The vessel earned approximately five months of revenue in 2009 as opposed to a full year of earnings in 2008.

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up in 2009 for the Golar Frost, the Golar Arctic and the Ebisu, including our vessels operating under the Shell five-year charters subject to variable (market) charter rates and commercial waiting time for the Grand, the Maria and the Viking.  The total operating revenues generated by these vessels in 2009 were $63.9 million as compared to $79.6 million in 2008.

•	the Golar Arctic which was acquired in January 2008 went on charter to Shell for the remainder of 2008 whereas the vessel had a considerable period of off-hire during 2009.

•	the Hilli did not earn revenue in 2009 compared to four months of 2008 after entering into lay-up in April 2008.

Partially offset by an increase in operating revenues arising from:

•	A full year's revenue of the Golar Spirit in 2009 as opposed to approximately six months in 2008.

Voyage and charter-hire expenses, which largely relate to fuel costs associated with commercial waiting time, vessel positioning costs and charterhire expenses increased by $6.3 million in 2009 compared to 2008, principally as a result of reduced levels of utilization in 2009 which resulted in higher fuel costs payable by us. While a vessel is on-hire, fuel costs are typically borne by the charterer, whereas during periods of commercial waiting time, fuel costs are borne by us. This increase is also as a result of the increased charterhire costs on the Ebisu which we chartered in late September 2008, thus we incurred approximately three months of charterhire costs in 2008 as opposed to a full year in 2009.

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

Gain on sale of vessel

(in thousands of $)	2009	2008	Change	Change
Gain on sale of vessel	-	78,108	(78,108)	(100%)

In July 2008, we sold the Golar Frost to OLT-O for $231.0 million, recognizing a gain on sale of $78.1 million.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2009	2008	Change	Change
Vessel operating expenses	60,709	61,868	(1,159)	(2%)

Average daily vessel operating costs	13,410	13,041	383	3%

The decrease in vessel operating expenses is mainly due to the Hilli being in lay-up for the entirety of 2009 and therefore incurring reduced operating costs as well as the fact that the Golar Frost redelivered to its new owners in May 2009

This decrease is partially offset by increased operating costs of the Golar Spirit and the Golar Winter due to increased costs for operating FSRU vessels, in particular increased crew costs as well as general operating cost increases.

Administrative Expenses

(in thousands of $)	2009	2008	Change	Change
Administrative expenses	19,958	17,815	2,143	12%

The increase in administrative expenses in 2009 compared to 2008 was mainly due to:

•	an increase of $3.5 million in expenses relating to project business development. These costs include legal fees consultants and professional expenses, contractor costs and travel expenses;

This is partially offset by a decrease of $2.4 million in the charge relating to share options.

Depreciation and Amortization

(in thousands of $)	2009	2008	Change	Change
Depreciation and amortization	63,482	62,005	1,477	2%

Depreciation and amortization has increased mainly due to a full year's depreciation for the Golar Spirit capitalized FSRU assets in 2009 compared with approximately six months in 2008 and also the commencement of depreciation of the costs arising from completion of the Golar Winter FSRU retrofitting in July 2009.

This is partially offset by the depreciation cost for the Golar Frost for three months in 2008 compared to no depreciation in 2009.

Impairment and gain on long-lived assets

(in thousands of $)	2009	2008	Change	Change
Impairment of long-lived assets	1,500	110	1,390	1,263%
Gain on sale of long-lived assets	-	430	(430)	(100%)

The impairment charge in 2009 and 2008 relates to parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the Golar Freeze during 2009. In mid 2008, we sold some of these parts recognizing a gain on sale of $0.4 million.  As of December 31, 2009, the total carrying value of the remaining equipment is $13.6 million.

Net Financial Expenses

(in thousands of $)	2009	2008	Change	Change
Interest income from capital lease restricted cash deposits	11,464	42,869	(31,405)	(73%)
Other interest income	246	2,959	(2,713)	(92%)
Interest Income	11,710	45,828	(34,118)	(74%)
Capital lease interest expense	(19,730)	(53,157)	33,427	63%
Other debt related interest expense	(24,168)	(43,332)	5,188	12%
Interest Expense	(43,898)	(96,489)	38,615	40%
Mark-to-market adjustments for interest rate swap derivatives	17,385	(30,459)	47,844	157%
Interest rate swap cash settlements	(13,976)	(4,922)	(9,054)	184%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter lease related currency swap derivative	8,387	(7,964)	16,351	205%
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter lease related currency swap derivative)	9,699	(9,520)	19,219	202%
Mark-to-market adjustments for equity swap derivatives including gain on termination	17,603	(8,748)	26,351	301%
Fixed-rate debt settlement costs	-	(8,998)	8,998	100%
Finance transaction-related costs previously capitalized	-	(4,189)	4,189	100%
Other than temporary impairment of available-for-sale securities	-	(1,871)	1,871	100%
Other	(8,602)	(10,351)	1,749	17%
Other Financial Items, net	30,496	(87,022)	117,518	385%

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

Interest rate cash settlement costs represent the net period settlement costs relating to the interest rate swaps not currently hedged. These costs have increased by $9 million due primarily to the increase in the number of swaps entered into by us in 2009 compared with 2008.

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

In 2008 the fixed-rate debt settlement costs of $9.0 million arose from the refinancing of the Methane Princess loan in connection with the Golar LNG Partners credit revolving facility entered into in November 2008.  At the time of the refinancing, $125 million of the Methane Princess loan was fixed-rate debt.  Accordingly, simultaneous with the refinancing of the original debt the fixed-rate debt portion was cancelled resulting in the charge. However, we immediately entered into interest rate swaps for a similar amount of debt at a lower interest rate.

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

Other items represent, amongst other things, bank charges, the amortization of debt related expenses,  foreign currency differences arising on retranslation of foreign currency and gain or losses on short term foreign currency forward contracts.  The difference is mainly due to a write-off of $1.5 million financing fees that occurred in 2008 as a result of the refinancing of the Methane Princess loan and the portion of the Golar Gas Holding loan relating to the Golar Spirit, that were replaced by the Golar LNG Partners revolving credit facility.

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

Equity in net losses of investees relates mainly to the company's 50% investment in Bluewater, the owner of the vessel Gandria, and the Company's investment in LNGL. The increase in our share of the loss from $2.4 million in 2008 to $4.9 million in 2009 relates principally to our share of the losses incurred by LNGL, as a result of expenditure incurred in relation to LNGL's primary project, the Gladstone project and also our share of Bluewaters' loss for a full year in 2009 as opposed to approximately six months in 2008.

In November 2009, we sold a block of 9.6 million LNGL shares which reduced our shareholding to approximately 6.3% of LNGL's issued share capital. Accordingly as of the date of disposal we ceased to equity account for our share of LNGL's losses. The sale realized funds of approximately $11 million and resulted in an accounting profit of $8.4 million.

Net Income

As a result of the foregoing, we recognized net income of $31.5 million in 2009, representing an increase from a net loss of $3.3 million in 2008.

Noncontrolling Interest

(in thousands of $)	2009	2008	Change	Change
Noncontrolling interest	8,419	6,705	1,714	26%

Noncontrolling interest refers to the 40% ownership interest held by Chinese Petroleum Corporation in the Golar Mazo and a 26.21% interest held by private investors in the Golar Energy a subsidiary newly formed in 2009.   The movement of $1.7 million in 2009 relates primarily to the Golar Mazo 2009 profit. The remainder relates to the noncontrolling interest portion of the net loss of $2.2 million in Golar Energy from inception to December 31, 2009.

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

Our short-term liquidity requirements relate to servicing our debt and funding working capital requirements, including required payments under our management agreements and administrative services agreements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term.

In April 2011, we made the final balloon payment of $30.1 million on our Golar Gas Holding facility and terminated the facility. This facility was originally entered into in May 2001 in connection with the financing of five of our vessels. The facility has now been terminated.

The majority of our revenues from our time charters are received monthly in advance.  Inventory requirements, consisting primarily of fuel, lubricating oil and spare parts, are low due to fuel costs, which represent the majority of these costs, being paid for by the charterer under time charters.  Although many of our vessels are on long-term time charters, we may require additional working capital in relation to our vessels operating in the spot market depending on their employment and possibly in respect of the three ships we have chartered to Shell, as these charters are at market related rates.

We believe our current financial resources, together with cash generated from operations are sufficient to meet our working capital requirements for our current business, for at least the next 12 months.  As of December 31, 2010 our working capital which is defined as current assets less current liabilities was showing net liabilities of $42.8 million (2009: $23.6 million). However, within current liabilities we include our mark-to market valuations of our swap derivatives which represented $76.3 million of these net liabilities (2009: $55.4 million). In 2010, long term interest rates declined for the first nine months of the year and, although rising in the fourth quarter still declined over the year. We have no current intention of terminating these swaps and realising these liabilities. For further information refer to Note 20 and 26 of the Company's audited Consolidated Financial Statements included herein for detail.

Long Term Liquidity and Cash Requirements

Our newbuildings and FSRU conversion projects (in respect of initial capital outlays and loss of earnings of the vessel during modification) will result in increased working capital and funding requirements.  Additional facilities are required to meet our capital commitments in connection with the West Java Floating Storage Regasification Terminal.  The vessel entered the shipyard for its conversion in March 2011 and it is expected to be redelivered in the first quarter of 2012. In addition, in April 2011, we entered into newbuilding agreements with Samsung for the construction of six LNG carriers with expected delivery of four vessels in 2013 and two in 2014. The total cost of the six vessels is approximately $1.2 billion. In addition we have purchase options for an additional two vessels for delivery in 2013 and onwards.

It is intended that the funding for our commitments under the newbuilding construction program and FSRU conversion projects will come from a combination of existing cash resources, debt finance, cash flow from operations and potentially cash raised from equity issuance. As of April, 2011, additional cash facilities of approximately $900 million will be needed to meet our capital commitments. As is standard in the shipping industry we expect to finance between 50 to 70 per cent, and potentially more, of the construction cost of the newbuilds and FSRU retrofittings through traditional bank financing.

During April 2011, our subsidiary, Golar Partners completed a public offering of 13.8 million common units at a price of $22.50 per unit, for gross proceeds of $310.5 million which includes the 1.8 million common units exercised under the  over-allotment option by the underwriters. As a result of the offering, our ownership of Golar Partners was reduced to 65% which includes our 2% general partner interest. In line with our future strategy we intend to use these proceeds for the expansion of our fleet and other projects in addition to other short and long term liquidity requirements as discussed above. Furthermore Golar Partners intends to make minimum quarterly distributions of $0.3850 per common unit which will equal a $1.54 per unit distribution on an annualized basis, to the extent it has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses.

In April 2011, we entered into a new $80 million revolving credit facility a company related to our major shareholder World Shipholding. The facility accrues floating interest at a rate per annum of LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. We drew down an initial amount of $35 million in April 2011. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million, we will be required to provide additional security over our three vessels Hilli, Gimi and Khannur. At the same time we terminated our existing World Shipholding facility and repaid the $10 million outstanding.

As at December 31, 2010, our cash and cash equivalents including restricted cash of $372.6 million. Subsequent to the yearend we have made the following significant payments and receipts:

•	We paid a final cash dividend of $0.30 per share, amounting to $20.4 million in March 2011 in respect of the year ended December 31, 2010;

•
We repaid $10 million of the $80 million World Shipholding revolving loan credit facility in March 2011 and received $35 million in proceeds as a result of entering into a new $80 million revolving credit facility with World Shipholding;

•	In April 2011, we received $310.5 million gross cash proceeds from the public offering of Golar Partners;

•	In April 2011, we repaid the final balloon payment of $30.1 million on the Golar Gas Holding facility;

•	we paid approximately $115.4 million being the first instalments relating to the newbuildings.

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

Acquisition of Golar Energy Shares

On April 26, 2011, we increased our ownership of Golar Energy from 61.1% to 90.5% by entering into agreements to acquire an additional 69,841,044 Golar Energy shares. The sellers will receive one newly-issued Golar LNG share for every 6.06 Golar Energy shares. The new Golar LNG shares will be issued at $30.30.

The share acquisitions have been organized into two transactions. In the first transaction, we have acquired 36,300,891 shares from international institutional investors and, in the second transaction, we have acquired 33,540,153 from World Shipholding Limited, our major shareholder. In the first transaction, shares will be issued immediately. In the second transaction, the shares will be issued upon the filing with the SEC and effectiveness of a registration statement covering such shares. The two transactions will increase our capital by 11,524,911 shares.

On April 27, we further increased our ownership of Golar Energy by acquiring an additional 10,536,287 shares at $5 per share.  This increases our ownerhip of Golar Energy to 95.1% and the number of shares held to 226,346,347.

Cash flows

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2010	2009	2008
(in millions of )

Net cash provided by operating activities	51.7	43.8	48.5
Net cash provided (used in) by investing activities	364.7	(56.5)	(83.5)
Net cash (used in) provided by financing activities	(374.0)	78.8	(94.6)
Net increase (decrease) in cash and cash equivalents	42.5	66.1	(129.6)
Cash and cash equivalents at beginning of year	122.2	56.1	185.7
Cash and cash equivalents at end of year	164.7	122.2	56.1

In addition to our cash and cash equivalents noted above, as of December 31, 2010, 2009 and 2008, we had short-term restricted cash and investments of $21.8 million, $40.7 million and $60.4 million, respectively, that represents balances retained on restricted accounts in accordance with certain lease, loan and equity swap requirements.  These balances act as security for and over time are used to repay lease and loan obligations and for settlement of obligations (if any) under our equity swaps. As of December 31, 2010, 2009 and 2008, our long-term restricted cash balances were $186 million, $594.2 million and $557.1 million, respectively.  These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

Net cash provided by operating activities

Cash generated from operations increased by $7.9 million in 2010 compared to 2009, primarily as a result of the increase in operating revenues and a decrease in voyage and operating costs in 2010. The Golar Winter operated under its charter for all of 2010 as opposed to only part of 2009. The Golar Freeze also operated under its new charter with DUSUP for seven months of 2010 following its completion to an FSRU. This was partially offset by an increase in administrative expenses and costs relating to Golar Commodities and lower spot vessel earnings.

Cash generated from operations decreased by $4.7 million in 2009 compared to 2008, primarily as a result of the lower earnings from our vessels operating on the spot market arising both from a decline in spot rates and lower utilization, in addition, to the fact that Golar Freeze was undergoing conversion for approximately six months of 2009.  This was offset by higher earnings from the Golar Spirit following its successful FSRU retrofitting and commencement of its long-term charter with Petrobras in 2008.

Net cash  provided by investing activities

Net cash provided by investing activities of $364.9 million increased considerably primarily due to the release of the restricted cash deposits that were security for the Five Ships Lease obligations which were settled during the year. This is partially offset by additions to vessels and equipment in 2010 of $33.9 million primarily relating to the Golar Freeze FSRU conversion.

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

•	Proceeds of $11 million from the sale of the LNGL shares.

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

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and lease finance offset by debt repayments and new equity issuances.

Net cash used in financing activities in 2010 was $374.0 million and was primarily a result of a number of items.

•
We made repayments of $110 million on our long term debt. In December 2010 we also made a repayment of our Five Ships Leases obligations of $354.9 million which was funded by restricted cash deposits held to secure the lease obligations.

•	The payment of dividends during the year of $45.8 million.

 This is partially offset by the draw down on the Golar Freeze facility of $125 million in 2010, in addition to the receipt of $18.7 million of proceeds arising from the exercise of warrants in Golar Energy.

Net cash provided by financing activities during the year ended December 31, 2009 of $78.8 million was primarily as a result of the proceeds of $115.4 million from the issuance of equity in Golar Energy which occurred during 2009. This was partially offset by the repayment of $71.4 million of long term debt and proceeds from long term debt of $45 million of which $10 million relates to the Greenwich facility and $35 million relates to the final drawdown of the Golar LNG Partners credit facility in the first quarter of 2009.

Net cash used in financing activities during the year ended December 31, 2008 of $94.6 million was a result of the payment of cash dividends of $1.00 per common share, or a total of $67.4 million and borrowings in the aggregate of $370.0 million, of which $120.0 million related to the financing for the Golar Arctic and $250 million was in respect of the refinancing of existing loans under the new credit facility.  We made debt repayments of $377.0 million of which $202.2 million related to the refinancing in connection with the Golar LNG Partners credit facility and $94.9 million related to the repayment of the Golar Frost facility upon receipt of proceeds from its sale.

Borrowing activities

Long-Term Debt

The following is a summary of our long-term debt facilities.  Please see Note 22 to the Company's audited Consolidated Financial Statements included herein for detail.

Golar Gas Holding facility

In May 2001, we entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million. These loans were refinanced in March 2005 for an amount of $300 million.  The facility was originally secured against five vessels. In 2008, one vessel was refinanced under the Golar LNG Partners credit facility and another in June 2010 under the Golar Freeze facility. The facility now relates to the remaining three vessels. The loan bears interest at LIBOR plus a margin and is repayable in quarterly installments over a term of six years ending in April 2011. As of December 31, 2010, the balance outstanding on the loan facility was $30.1 million. This loan was repaid in April 2011.

World Shipholding facility

In June 2009, we entered into an $80 million revolving credit facility with a related party, World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million in June 2009. As at December 31, 2010, the balance outstanding on the facility was $10 million, which was repaid in March 2011.

In April 2011, we entered into another $80 million revolving credit facility with World Shipholding. The facility accrues floating interest at a rate per annum of LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. We drew down an initial amount of $35 million on April 13, 2011. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million, we will be required to provide additional security over our three vessels the Hilli, the Gimi and the Khannur.

Mazo facility

The Mazo facility was assumed by us in May 2001 and the amount originally drawn down under the facility totalled $214.5 million.  The loan is secured on the vessel Golar Mazo.  The facility bears interest at LIBOR plus a margin and repayments are due bi-annually over the term until June 2013. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Golar Maria facility (formerly Granosa facility)

In April 2006 we entered into a $120 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin and is repayable in quarterly instalments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120 million, for the purpose of financing the purchase of  the Golar Arctic, which we refer to as the Golar Arctic facility.  The facility bears interest at LIBOR plus a margin and is repayable in quarterly instalments over a term of seven years with a final balloon payment of $86.3 million due in January 2015.

Golar Viking (formerly Gracilis facility)

In January 2005 we entered into a $120 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that Golar is required to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into the Golar group.  Accordingly, as at December 31, 2010, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between us and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in quarterly instalments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Golar LNG Partners credit facility

In September 2008, we refinanced existing loan facilities in respect of two vessels, the Methane Princess and the Golar Spirit and entered into a new $285 million credit facility with a banking consortium.  The loan is secured against the Golar Spirit and the assignment to the lending bank of a mortgage given to us by the lessor of the Methane Princess, with a second priority charge over the Golar Mazo.

The facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250.0 million in November 2008.  The total amount outstanding in respect of the two vessels' refinanced facilities was $202.3 million.  As of December 31, 2010, the revolving credit facility provided for available borrowings of up to $267.5 million, of which $267.5 million was outstanding. The total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through March 31, 2018, its maturity date. Accordingly, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly instalments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018.

Golar Freeze facility

In June 2010, we completed the refinancing of the Golar Freeze with a syndicate of banks and financial institutions for an amount of $125 million. The new facility (the "Golar Freeze facility") bears interest at LIBOR plus a margin. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans ASA Loan facility. Exportfinans ASA acted a lender with a guarantee from GIEK (Garanti-institute for Eksportkredit). Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $38.8 million payable in April 2015. The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly instalments with the final payment in June 2018. This has to be repaid if the commercial tranche is not refinanced. The Golar Freeze facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

As of December 31, 2010 and 2009, we had total long-term debt outstanding of $797.2 million and $782.2 million, respectively.

The outstanding debt of $797.2 million as of December 31, 2010, was repayable as follows:

Year ending December 31,
(in millions of $)

2011	105.6
2012	64.3
2013	64.9
2014	130.2
2015	157.4
2016 and thereafter	274.8
797.2

 The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.7% to 3.25%.

Capital Lease Obligations

The following is a summary of our Capital Lease Obligations.  Refer to Note 23 to the Company's audited Consolidated Financial Statements included herein for detail.

Methane Princess Lease

In August 2003, we novated the Methane Princess newbuilding contract prior to completion of construction and subsequently leased the vessel from the same financial institution in the U.K., which we refer to as the U.K. Lessor.  Our obligation to the U.K. Lessor is primarily secured by a LC which is itself secured by a cash deposit which since June 2008 is now placed with the Lessor.  Lease rentals are payable quarterly.  At the end of each quarter the required value of the LC to secure the present value of rentals due under the lease will be recalculated taking into account the rental payment due at the end of the quarter.  The surplus funds, in our cash deposits securing the LC, released as a result of the reduction in the required LC amount are available to pay the lease rentals due at the end of the same quarter.

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The value of the deposit used to obtain a LC to secure the lease obligation as of December 31, 2010, was $147.8 million.

Golar Winter Lease

In April 2004, we signed a lease agreement in respect of our newbuilding the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the "Lessor") for a primary period of 28 years.  Under the agreement we received an amount of $166 million.  Our obligations to the Lessor under the lease were originally secured by (inter alia) a LC provided by another U.K. bank (the "LC Bank").  During 2008 and 2009, an aggregate amount of $52.3 million was released from the LC deposit to us in consideration of the additional security afforded to the Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of December 31, 2010, the LC deposit to secure the lease obligation was $nil.

The Golar Winter Lease is denominated in GBP while its cash deposit is denominated in USD.  In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays U.S. Dollars).

Grand Lease (formerly Grandis Lease)

In April 2005, we signed a lease agreement in respect of our newbuilding, the Golar Grand, to which we refer to as the Grand lease, with another U.K. bank (the "Grand Lessor") for a primary period of 30 years.  Under the agreement we received an amount of $150 million.  Our obligations to the lessor under the lease are secured by (inter alia) a LC provided by another U.K. bank.  This LC is secured by a cash deposit of $45 million, which we deposited at the same time as entering into the lease.  The Grand Lease obligation and associated cash deposit are both denominated in USD.

As of December 31, 2010, the Company is committed to make minimum rental payments under capital leases, as follows:

Year ending December 31,	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
(in millions of $)
2011	7.0	10.0	9.3	26.3
2012	7.2	10.0	9.3	26.5
2013	7.5	10.0	9.3	26.8
2014	7.8	10.0	9.3	27.1
2015	8.1	10.0	9.3	27.4
2016 and thereafter	260.4	166.0	203.4	629.8
Total minimum lease payments	298.0	216.0	249.9	763.9
Less: Imputed interest	(149.6)	(93.0)	(109.5)	(352.1)
Present value of minimum lease payments	148.4	123.0	140.4	411.8

For all our leases other than the Grand Lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Methane Princess Lease, and based upon USD LIBOR for the Winter lease.  Our lease obligation in respect of the Grand and the associated cash deposit are denominated in USD.  Two of our leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations or by currency swap.  This is not however a perfect hedge and so the movement in currency exchange rate between the U.S. Dollar and the GBP will affect our results (please see the section of this annual report entitled "Item 11- Foreign currency risk").

Three of our vessels are currently financed by U.K. tax leases.  In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the UK revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred together with our lease financing transactions including our recent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 which in total is a gross amount, before deduction of fees, of approximately £41 million GBP. Two of our U.K. tax leases accrue benefit over the term of the leases. The remaining six UK tax leases were structured so that a cash benefit was received up front.

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

As of December 31, 2010, we complied with all covenants of our various debt and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of ours.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  We will also enter into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas and LNG and for speculative purposes within our LNG trading subsidiary.

As of December 31, 2010, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $620.3 million of floating rate debt, leaving $412.2 million exposed to a floating rate of interest.  Our swap agreements have expiration dates between 2011 and 2015 and have fixed rates of between 1.99% and 5.04%.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter Lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office.  The currencies which impact us the most include, but are not limited to, Euros, Norwegian Krone, Singaporean Dollars and, to a lesser extent, GBPs.

In April 2011, we entered into additional interest swap agreements, which fix an additional $138.5 million of our floating rate debt at fixed rates of 2.47%, with an expiration date of December 2015.

Capital Commitments

Vessel Conversion

In April 2011, we signed the time charter party to provide a FSRU to PT Nusantara Regas. The Khannur will be converted into a FSRU to fulfil this requirement.  In March 2011, the vessel entered the shipyard for its retrofitting and accordingly, as of April 21, 2011, we are committed to incurring costs in connection with the retrofitting of the Khannur into a FSRU.  As of these dates, the estimated timing of the remaining commitments under our present contracts in connection with these conversions is below:

(in millions of $)	April 21, 2011	December 31, 2010
2011	105.0	114.9
2012	45.3	61.2
	150.3	176.1

Newbuilding contracts

 In April 2011, we entered into newbuilding agreements for six LNG carriers.  The following table sets out as of December 31, 2010 and April 21, 2011 the estimated timing of the remaining commitments under our present newbuilding contracts. Actual dates for the payment of instalments may vary due to progress of the construction.

(in millions of $)	April 21, 2011	December 31, 2010
2011	115.4	-
2012	76.9	-
2013	723.2	-
2014	284.6	-
	1,200.0	-

Critical Accounting Estimates

The preparation of our Company's financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read Note 2 (Summary of Significant Accounting Policies) to our Consolidated Financial Statements.

Revenue and Expense Recognition

Our revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. We record revenues generated from time charters, which we classify as operating leases, over the term of the charter as service is provided. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We recognize the reimbursement for drydocking costs evenly over the period to the next drydocking, which is generally between two to five years. We recognize repositioning fees (which are included in time charter revenue) received in respect of time charters at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, we will recognize the fee evenly over the term of the charter. Where a vessel undertakes multiple single voyage time charters, revenue is recognized, including the repositioning fee if fixed and determinable, on a discharge-to-discharge basis. Under this basis, revenue is recognized evenly over the period from departure of the vessel from its last discharge port to departure from the next discharge port. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs is reflected in revenue and expenses.

Under time charters, voyage expenses are paid by our customers. We may also incur voyage related expenses, principally fuel, when positioning or repositioning a vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. We recognize these expenses as they are incurred.

Vessel operating expenses, which we recognize when they are incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees.

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

We follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest. No impairment test was undertaken by us in 2010 since no triggers were identified. The test in 2009 considered future cash flows by vessel and considered the deterioration in the economic environment as a potential indicator of impairment of our vessels which was not the case for 2010 given the strengthening of the LNG shipping market.  During the fourth quarter of 2009 we assessed the potential impairment of our vessels by comparing the undiscounted cash flows of our vessels to their carrying values over the existing service potential of our vessels.  The projected net operating cash flows for each vessel were determined by considering the charter revenues from existing time charters for their fixed contracted term and an estimated daily time charter equivalent for vessels operating in the spot market or at the end of their time charter (based on historical average trends as well as future expectations available for each vessel) over the vessels' remaining estimated life, which on average for our fleet extends over a 26-year period.  Expected outflows for vessel drydockings and vessel operating expenses are based on our historical average operating costs and assume an average annual inflation rate of 2%.  Operating days take into account the periods when each vessel is expected to undergo their drydocking, the frequency of which depends on factors such as their age and whether operating as an FSRU.  Assumptions are in line with the Company's historical performance.  Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed, as the undiscounted projected net operating cash flows exceeded their carrying value.

In 2010, 2009 and 2008 impairment charges of $1.5 million, $1.5 million and $0.1 million, respectively, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit. These parts will be utilized by us in future projects.

Vessel Market Values

In "– Vessels and Impairment," we discuss our policy for assessing impairment of the carrying values of our vessels.   During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier and FSRU markets are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from preexisting contracts with counterparties from our vessels on long term charters. The principal assumptions we have used are in this regards are:

•	Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels;

•
For our LNG carriers, once the initial contract period expires, we have estimated cash flows at the  lower of our estimated current long-term charter rate or option renewal rate with the existing counterparty; where offhire, we have considered estimated future utilization levels based on historical knowledge

•	For our FSRUs, once the initial contract period expires, we have estimated cash flows at the existing contract option renewal rate, given the lack of pricing transparency in the market as a whole;

•	We have used a discount rate applied to future cash flows equivalent to our estimated incremental borrowing rate, assuming 10 year interest rate swap rates plus a market risk premium; and

•	We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives.

•	We have applied the same assumption and methodology for our vessels which are in lay-up or in the short term spot market.

Based on the (i) carrying values of each of our vessels as of December 31, 2010 and what we believe is the  market value of each of our vessels as of December 31, 2010, the aggregate carrying value of two of the vessels in our fleet as of December 31, 2010 exceeded the market value by approximately $14 million, as noted in the table below. Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value. However, we are not holding any of our vessels for sale.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

Vessel Name	Year of Delivery	Capacity cbm.	Carrying Value (in millions US dollars)
Hilli	1975	125,000	41.0	*
Gimi	1976	125,000	46.3	*
Golar Freeze	1977	125,000	173.1
Khannur (1)	1977	125,000	50.0
Golar Spirit	1981	128,000	157.3
Golar Mazo (2)	2000	135,000	174.7
Golar Viking	2005	140,000	151.4
Golar Maria	2006	145,700	135.5
Golar Arctic	2003	140,000	171.9
Total			1,101.2

(*)
Indicates vessels for which we believe, as of December 31, 2010, the market value was lower than the vessels carrying value. We believe that the aggregate carrying value of these vessels exceed their aggregate market value by approximately $14 million.

(1)	The Khannur has recently commenced its FSRU conversion at the shipyard in Singapore after being awared the FSRU project in West Java.
(2)	We have a 60% ownership interest in the Golar Mazo with the remaining 40% owned by Chinese Petroleum Corporation.
(3)	Please note the Golar Winter, Golar Grand and the Methane Princess have been excluded from the above table given these vessels are not owned by us and we cannot influence the sale.

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

Our estimate of the remaining economic useful lives of our vessels is based on the common life expectancy applied to similar vessels in the FSRU and LNG shipping industries. The fair value of our vessels is derived from our estimate of expected present value, and is also benchmarked against open market values considering the point of view of a potential buyer. The likelihood of a lessee renewal or extension is based on current and projected demand and prices for similar vessels, which is based on our knowledge of trends in the industry, historic experience with customers in addition to knowledge of our customers' requirements. The incremental borrowing rate we use to discount expected lease payments and time charter revenues are based on the rates at the time of entering into the agreement.

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

Capital Leases

As of December 31, 2010 we have sold three of our vessels to, and subsequently leased the vessels from, UK financial institutions that routinely enter into finance leasing arrangements. We have accounted for these arrangements as capital leases. As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases. In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases. Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations. To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

One of our capital leases is 'funded' via a long term cash deposit which closely matches the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposit, and where differences arise, this is funded by, or released to, available working capital.

Pension Benefits

The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in Note 21 of the notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense.

Recently Issued Accounting Standards and Securities and Exchange Commission Rules

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (or FASB) issued amended guidance requiring companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entity (or VIE) based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. The new accounting and disclosure requirements became effective for us on January 1, 2010. The adoption of this amended guidance did not have a material effect on our consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. We adopted this guidance in the first quarter of 2011, and adoption of this guidance will not have a material effect on our consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our financial position, results of operations or cash flows.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per Share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on our reported earnings per share.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. We adopted this guidance in the first quarter of 2010, which did not have a material impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter of 2010. The adoption of this guidance did not have an impact on our consolidated financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. Our adoption of this guidance, effective January 1, 2010 did not have any material effect on our consolidated financial statements.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. We will adopt this guidance in the first quarter of fiscal 2011. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

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

F.             Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2010:

(in millions of $)	Total Obligation	Due in 2011	Due in 2012 - 2013	Due in 2014 – 2015	Due Thereafter
Long-Term Debt (1)	797.2	105.6	129.2	287.6	274.8
Interest Commitments on Long-Term Debt (2)	147.5	31.7	53.7	37.6	24.5
Capital Lease Obligations (3)	411.9	5.0	11.7	14.3	380.9
Interest Commitments on Capital Lease Obligations	352.0	21.3	41.8	40.4	248.5
Operating Lease Obligations	1.2	0.5	0.7	-	-
Purchase Obligations:
FSRU Conversion (4)	176.1	114.9	61.2	-	-
Egyptian Venture (5)	3.7	-	3.7	-	-
Other Long-Term Liabilities (6)	51.1	-	51.1	-	-
Total	1,940.7	279.0	353.1	379.9	928.7

(1)
As of December 31, 2010, taking into account the hedging effect of our interest rate swaps, $412.2 million of our long-term debt and capital lease obligations (net of restricted cash deposits), was floating rate debt ,which accrued interest based on USD LIBOR.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 2.82% and taking into account our various margin rates and interest rate swaps associated with each debt.

(3)	In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under "Capital Lease Obligations").

(4)
This refers to the contracted costs for the retrofitting of the Khannur into a FSRU. As at December 31, 2010, we had a contract with various suppliers to commence the engineering, design and procurement process for the conversion of the Khannur into a FSRU.

(5)
In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company, ECGS, established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2010, we were committed to subscribe for common shares in ECGS for a further consideration of $3.7 million payable within five years of incorporation, at dates to be determined by ECGS's board of directors.

Furthermore, as at December 31, 2010, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.  This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(6)
Our Consolidated Balance Sheet as of December 31, 2010, includes $134.8 million classified as "Other long-term liabilities" of which $51.1 million relates to the termination of the Five Ships Leases. As part of the agreement to terminate these agreements, we took on responsibility for payment of certain tax liabilities which had accrued during the period of the leases. We expect to settle these obligations in 2012. A further $29.2 million refers to tax benefits arising under the Five Ships Leases in respect of transactions between controlled entities that generated a permanent tax benefit. These lease arrangements have now been terminated and the tax benefits which arose are being amortized through the tax line of the income statement over the remaining lives of the vessels.

In addition $19.8 million represents deferred credits related to our capital lease transactions and $34.6 million represents liabilities under our pension plans.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 24 of the Consolidated Financial Statements for additional information regarding our other long-term liabilities.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

           Information concerning each of our directors and executive officers and certain key officers of our subsidiary management companies who are responsible for overseeing our management as at March 31, 2011 is set forth below.

Name	Age	Position

John Fredriksen	66	Chairman of our board of directors, President and Director
Kate Blankenship	46	Director and Audit Committee member
Hans Petter Aas	65	Director
Katherine Fredriksen	27	Director
Georgina Sousa	61	Company Secretary
Graham Robjohns	46	Chief Executive Officer - Golar LNG Management
Doug Arnell	45	Chief Executive Officer - Golar Energy Management
Graeme McDonald	54	Executive Vice-President Business Development - Golar Management

John Fredriksen has served as the Chairman of our board of directors, President and a director of the company since our inception in May 2001.  He has been the Chief Executive Officer, Chairman of our board of directors, President and a director of Frontline Ltd since 1997.  Frontline is a Bermuda based tanker owner and operator listed on the New York Stock Exchange (NYSE), the London Stock Exchange (LSE) and the Oslo Stock Exchange (OSE). Mr Fredriksen has established Trusts for the benefit of his immediate family which indirectly control World Shipholding, our largest shareholder. He has been a director of Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange, since November 2004 and has also served as a director and the Chairman of Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange and recently NYSE, since May 2005.

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

Katherine Fredriksen has served as a director since September 2008.  Ms. Fredriksen is a graduate of the Wang Handels Gymnas in Norway and has studied at the European Business School in London.  Ms. Fredriksen is the daughter of Mr. John Fredriksen our Chairman. Ms. Fredriksen is also a director of Frontline, Seadrill and Independent Tankers Corporation Limited.

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

Graham Robjohns has served as Chief Executive Officer of Golar Management since November 2009. He served as our Group Financial Controller since May 2001, as our Chief Accounting Officer since June 2003 and is also currently Chief Financial Officer of Golar Management, a position he has held since November 2005.  He was financial controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001.  From 1992 to March 2000 he worked for Associated British Foods Plc. and then Case Technology Ltd (Case), both manufacturing businesses, in various financial management positions and as a director of Case.  Prior to 1992, he worked for PricewaterhouseCoopers in their corporation tax department.  He is a member of the Institute of Chartered Accountants in England and Wales.

Doug Arnell joined Golar Energy Management as Chief Commercial Officer & Deputy Chief Executive Officer in September 2010 and became Chief Executive Officer of Golar Energy Management in February 2011. He previously worked for BG Group since 2003 in leadership roles in the areas of LNG, downstream natural gas marketing and upstream exploration and development. Prior to that he held positions of Managing Director for El Paso's European natural gas division and Senior Business Development Director for Enron International's LNG business. In total, Doug has worked in the global natural gas industry for over 21 years.

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

During 2011, Mr. Oscar Spieler resigned from his position as Chief Executive Officer of Golar Energy Management and Doug Arnell has replaced him. In 2010, Mr Frixos Savvides also resigned from his position as director and audit committee member of the company to pursue other opportunities outside of the Company. No replacement for him has been appointed.

B.      Compensation

For the year ended December 31, 2010, we paid to our directors and executive officers aggregate cash compensation of $1,118,104 and an aggregate amount of $52,584 for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "Option Plan" below.

In addition to cash compensation, during 2010 we also recognized an expense of $1.9 million relating to stock options issued to certain of our directors and employees.  During 2010, 2,158,000 options were awarded, and 531,000 were exercised bringing the total outstanding options at December 31, 2010 to 7,114,000 of which 1,016,000 related to Golar shares and the balance 6,098,000 related to Golar Energy shares.

C.      Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our Board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function.  Our audit committee consists of one member, Kate Blankenship who is also a Company Director.  Except for an audit committee the Board does not have any other committees.

As a foreign private issuer we are exempt from certain requirements of the NASDAQ Global Select Market that are applicable to U.S. listed companies.  Please see the section of this annual report entitled Item 16G. "Corporate Governance" for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NASDAQ Global Select Market.

D.      Employees

                      As of December 31, 2010, we employed approximately 33 people in our offices in London, Oslo and Tulsa.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 500 seagoing employees, of which approximately 28 are employed directly by us and 472 are employed through our independent ship managers.

E.      Share ownership

The following table sets forth information as of March 31, 2011, regarding the total amount of common shares owned by all of our directors and officers on an individual basis.

Director or Officer	Common Shares of $1.00 each	Percentage of Common Shares Outstanding

John Fredriksen*	31,203,900	45.80%
Kate Blankenship	**	**
Graham Robjohns	**	**

* Mr. Fredriksen may be deemed to beneficially own 31,203,900 shares of our common stock through his indirect influence over World Shipholding Ltd., the shares of which are indirectly held in trusts, or the "Trusts". The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 31,203,900 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 31,203,900 shares listed above.

** Less than 1%

Our directors and executive officers have the same voting rights as all other holders of our Common Shares.

Option Plans

Our board of directors adopted the Golar LNG Ltd's Employee Share Option Plan ("Golar LNG Plan") in February 2002.  The Plan authorizes our Board to award, at its discretion, options to purchase our common shares to employees of the Company, who are contracted to work more than 20 hours per week and to any director of the Company.

In August 2009 the board of directors of Golar Energy adopted the Golar Energy share option plan ("Energy Plan") with similar terms to the Company's share option plan. The terms of the Energy Plan follow that of the Golar LNG Plan (collectively referred to as the "Plans").

Under the terms of these plans, the Boards may determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value.  Options that have not lapsed will become immediately exercisable at the earlier of the vesting date, the option holder's death or change of control of the Company.  All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board may from time to time prescribe.  The Plan will expire 10 years from their date of adoption.

As of December 31, 2010, 7.1 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans (1.0 million in respect of Golar LNG and 6.1 million in respect of Golar Energy).  For further detail on share options please read Item 18 - Consolidated Financial Statements: Note 25 – Share Capital and Share Options.

Details of share options held by our directors and officers as of March 31, 2011 in both Golar LNG and Golar Energy are set out in the following tables below:

Golar LNG Limited

Director or Officer	Number of Common Shares Subject to Option	Exercise Price per Ordinary Share	Expiration Date

John Fredriksen	-	$-	-
Kate Blankenship	75,000	$11.07	2011
Graeme McDonald	-	$-	-
Graham Robjohns	175,000	$11.07- $11.32	2011 - 2014
Hans Petter Aas	75,000	$11.07	2014
Katherine Fredriksen	75,000	$11.07	2014

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of December 31, 2010.

Golar LNG Energy Limited

Director or Officer	Number of Common Shares Subject to Option	Exercise Price per Ordinary Share	Expiration Date

John Fredriksen	66,667	$1.54 - $2.20	2014-2015
Kate Blankenship	66,667	$1.54 - $2.20	2014-2015
Graeme McDonald	336,333	$1.54 - $2.20	2014-2015
Graham Robjohns	400,000	$1.54 - $2.20	2014-2015
Doug Arnell	750,000	$1.54	2015

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The following table presents certain information as of March 31, 2011 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares

	Common Shares
Owner	Amount	Per cent

World Shipholding. (1)	31,203,900	45.80%
Steinberg Asset Management, LLC (2)	9,520,489	14.09%

(1) Information derived from the Schedule 13G/A of World Shipholding., a company indirectly influenced by our chairman, John Fredriksen, which was filed with the Commission on February 11, 2011.
(2) Information derived from the Schedule 13G/A of Steinberg Asset Management, LLC filed with the Commission on February 14, 2011.

Our major shareholders have the same voting rights as all of our other common shareholders. No corporation or foreign government owns more than 50% of issued and outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2010 are discussed below.

Net (expenses) income from related parties:
(in thousands of $)	2010
Frontline Ltd. and subsidiaries ("Frontline")	(984)
Seatankers Management Company Limited ("Seatankers")	161
Ship Finance AS ("Ship Finance")	(62)
World Shipholding	(532)

Frontline, Seatankers, Ship Finance and World Shipholding are each subject to the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of his immediate family.

Net expense/ income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.

 Expenses from World Shipholding refer to the commitment fee calculated on the undrawn portion of the the World Shipholding $80 million revolving credit facility entered into June 2009, which is discussed further below.

Receivables(payables) from related parties:

(in thousands of $)	2010
Frontline	(278)
Seatankers	(62)
Ship Finance	124
World Shipholding	(134)
(350)

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

In 2010, Faraway Maritime Shipping Company which is 60% owned by us and 40% owned by China Petroleum Corporation, or CPC, paid dividends totalling $7.8 million of which 60% was paid to CPC.

In June 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million in June 2009.  In April 2011, this facility was terminated and the $10 million outstanding was repaid.  At the same time, we entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding.  The facility accrues floating interest at a rate per annum of LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility.  The facility is available until September 2018; all amounts due under the facility must be repaid by then.  We drew down an initial amount of $35 million in April 2011.  The facility is currently unsecured.  However, in order to drawdown amounts in excess of $35 million, we will need to provide additional security over our three vessels Hilli, Gimi and Khannur.

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

For 2010, our board of directors declared four quarterly dividends and an extraordinary dividend in the aggregate amount of $0.75 per share on our common stocks in May 2010, August 2010, November 2010 and March 2011. Aggregate payments were $50.8 million for cash dividends with respect to 2010.

In 2010, our board of directors also declared three special dividends. These dividends comprised the distribution of one Golar Energy share for every seven of the Company's shares held. Two of these special dividends were in respect of the third and fourth quarter of 2009 with a monetary equivalent of $0.25 per share and $0.23 per share, respectively. The third special dividend was in respect of the third quarter 2010 with a monetary equivalent of $0.25 per share.

In 2009, no dividend payments were made. Our board of directors wanted to increase the cash flow and strengthen the balance sheet for near term project opportunities.

In 2008, our board of directors declared four quarterly dividends in the aggregate amount of $1.00 per share on our common stock in February, May, August and November. Aggregate payments were $67.4 million for dividends declared in 2008.

B. Significant Changes

None

ITEM 9.  THE OFFER AND LISTING

A.      Listing Details and Markets

Our common shares have traded on the Oslo Stock Exchange, or OSE since July 12, 2001 under the symbol "GOL" and on the NASDAQ Global Select Market since December 12, 2002 under the symbol "GLNG."

The following table sets forth, for the five most recent fiscal years from January 1, 2005 and for the period ended March 31, 2011, the high and low prices for the common shares on the Oslo Stock Exchange and the NASDAQ Global Select.

	OSE		NASDAQ
	High	Low	High	Low

Three months ended March 31, 2011

First quarter	NOK144.00	NOK86.25	$25.96	$14.77

Fiscal years ended December 31

2010	NOK98.50	NOK59.00	$15.94	$9.42
2009	NOK77.75	NOK23.00	$13.90	$2.63
2008	NOK123.00	NOK29.00	$22.79	$3.96
2007	NOK154.50	NOK76.25	$27.70	$12.00
2006	NOK102.00	NOK71.00	$15.29	$12.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2009, the high and low prices of the common shares on the Oslo Stock Exchange and the NASDAQ Global Select Market.

	OSE		NASDAQ
	High	Low	High	Low

Fiscal year ended December 31, 2010

First quarter	NOK75.75	NOK63.00	$13.40	$10.60
Second quarter	NOK88.75	NOK63.00	$13.98	$9.68
Third quarter	NOK78.00	NOK59.00	$12.78	$9.42
Fourth quarter	NOK98.50	NOK70.00	$15.94	$12.08

	OSE		NASDAQ
	High	Low	High	Low

Fiscal year ended December 31, 2009

First quarter	NOK58.00	NOK18.80	$8.35	$2.63
Second quarter	NOK57.00	NOK23.00	$8.82	$3.02
Third quarter	NOK67.00	NOK48.10	$11.45	$7.52
Fourth quarter	NOK77.75	NOK62.00	$13.90	$10.59

The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the NASDAQ Global Select Market.

	OSE		NASDAQ
	High	Low	High	Low

March 2011	NOK144.00	NOK98.75	$25.96	$17.42
February 2011	NOK111.50	NOK100.00	$19.47	$17.44
January 2011	NOK106.00	NOK86.25	$17.73	$14.77
December 2010	NOK93.75	NOK92.00	$15.55	$13.81
November 2010	NOK98.50	NOK91.00	$15.94	$12.84
October 2010	NOK82.00	NOK78.50	$13.75	$12.36

On March 31, 2011, the exchange rate between the Norwegian Kroner and the U.S. Dollar was NOK5.59 to one U.S. Dollar.

ITEM 10.    ADDITIONAL INFORMATION

           This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our common shares.  The description is only a summary and does not describe everything that our Articles of Association and Bye-Laws contain.  The Memorandum of Association and the Bye-Laws of the Company have previously been filed as Exhibits 1.1 and 1.2, respectively to the Company's Registration Statement on Form 20-F, (File No. 000-50113) filed with the Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

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

Directors.  Our directors are elected by a majority of the votes cast by the shareholders in the annual general meeting.  The quorum necessary for the transaction of the business of the board of directors may be fixed by the board of directors but unless so fixed, equals those individuals constituting a majority of the board of directors who are present in person or by proxy.  Executive directors serve at the discretion of the board of directors.

The minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of four directors.  The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies.  The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies.  Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard.  Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

C.            Material contracts

None

D.           Exchange Controls

The Bermudan Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NASDAQ or Oslo Bors. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into or out of Bermuda to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.

E.            Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", existing and proposed U.S. Treasury Department regulations, or the "Treasury Regulations", administrative rulings and pronouncements, and judicial decisions, all as of the date of this Annual Report.

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2010, 2009, and 2008 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $2,755,244, $5,489,000 and $6,321,000 respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $110,210, $219,000 and $253,000, respectively.

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

Under section 883 of the Code and the final regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. taxation on our respective U.S. source shipping income, if both of the following conditions are met:

•
we and each subsidiary are organized in a "qualified foreign country," defined as a country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under section 883 of the Code, this is also known as the "Country of Organization Requirement"; and

•	either

-
more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries, this is also known as the "Ownership Requirement"; or

-	our stock is "primarily and regularly traded on an established securities market" in the United States or any qualified foreign country, this is also known as the "Publicly-Traded Requirement".

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the NASDAQ Global Select Market, an "established securities market" in the United States, during 2010.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, this is also known as the "Listing Requirement".  Since our common shares are listed on the NASDAQ Global Select Market, we will satisfy the Listing Requirement.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, this is also known as the "Trading Frequency Test", and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year, this is also known as the "Trading Volume Test".  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2010.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide that our common shares will not be considered to be "regularly traded" on an "established securities market" for any taxable year in which 50% or more of the outstanding common shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding common shares this is also known as the "5% Override Rule".  The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries or "Qualified Shareholders" own sufficient common shares to preclude non-Qualified Shareholders from owning 50% or more of the total vote and value of our common shares for more than half the number of days during the taxable year, this is also known as the "5% Override Exception".

Based on our public shareholdings for 2010, we were not subject to the 5% Override Rule for 2010 in respect of all U.S. source shipping income.  Therefore, we believe that we satisfy the Publicly-Traded Requirement and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2010, we and our subsidiaries would be subject to tax under section 887 of the Code in the aggregate amount of $110,210.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax.  Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, is considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  If the sale is considered to occur within the United States, any gain such sale may be subject to U.S. federal income tax as "effectively connected" income at a combined rate of up to 54.5%.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to "effectively connected" income.

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

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates (through 2012) provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied.  However, there is no assurance that any dividends paid by us will be eligible for these preferential rates in the hands of a non-corporate U.S. Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment.  Any dividends paid by us, which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock, which includes Golar Energy.  To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so.  This income should be treated as services income, which is not "passive income" for PFIC purposes.  We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, also known as the "IRS" pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we are not currently a PFIC and do not expect to be a PFIC in the foreseeable future.  However, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, there can be no assurance that we will not become a PFIC if our operations change in the future.

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

In addition to the above consequences, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.

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

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the "New Act".  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident Liberian corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the "New Regulations".  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

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

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporation, such as our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited Consolidated Financial Statements.  Further information on our exposure to market risk is included in Note 27 to our audited Consolidated Financial Statements.

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

As of December 31, 2010, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $620.3 million (2009: $643.4 million).  The principal of the loans and net capital lease obligations (net of restricted cash) outstanding as of December 31, 2010 was $1,016.2 million (2009: $1,011.6 million).  Based on our floating rate debt at December 31, 2010, a one-percentage point increase in the floating interest rate would increase interest expense by $6.0 million per annum.  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2010, see Note 26 to our audited Consolidated Financial Statements.

Foreign currency risk.  Except in the case of our vessel leases and FSRU conversions, the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBPs, in relation to our administrative office in the UK and operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reals.  Based on our ongoing GBP expenses for 2010, a 10% depreciation of the U.S. Dollar against GBP would increase our expenses by approximately $1.4 million.

 We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in GBP, although it is hedged by a British Pound cash deposit that secures this obligation.  We use cash from the deposit to make payments in respect of our lease.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing our capital lease obligations.  Among other things, movements in interest rates give rise to a requirement for us to make adjustments to the amount of the GBP cash deposit.  Based on the lease obligations and related cash deposit as of December 31, 2010, a 10% appreciation in the U.S. Dollar against GBP would give rise to an increase in our foreign exchange losses of approximately $0.1 million.

In April 2004, we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP.  There is currently no cash deposit securing the lease obligation. We refer to this as a "funded" lease.  We are therefore exposed to currency movements on the lease obligation of $123.1 million as at December 31, 2010.  In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations.  We could be exposed to a currency fluctuation risk if we terminated this lease.

We are exposed to some extent in respect of FSRU conversion projects we are undertaking.  The costs of these conversions are mainly denominated in Euros, Singapore Dollars and Norwegian Kroners.  In order to limit our exposure to foreign currency fluctuations, we have entered into foreign currency forward contracts.  As of December 31, 2010, we have fixed the exchange rate of approximately 45% of the expected total foreign currency denominated cost of our conversion projects.  A 10% depreciation of the U.S. Dollar against the currencies we have not hedged would increase our remaining expected conversion cost by approximately $4.7 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro.  Based on the crew costs for the year ended December 31, 2010, a 10% depreciation of the U.S. Dollar against the Euro would increase our crew cost by approximately $1.8 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt securities

Not Applicable

B.            Warrants and rights

Not Applicable

C.           Other securities

Not Applicable

D.            American depository shares

Not Applicable

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

 ITEM 15.   CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2010.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

(c)           Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

(d)           Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16 A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kate Blankenship, a director, qualifies as an audit committee financial expert and is independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

ITEM 16 B.  CODE OF ETHICS

We have adopted a Code of Ethics that applies to all the employees of the company and its subsidiaries.  A copy of our Code of Ethics may be found on our website www.golarlng.com.

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

Fiscal year ended December 31, 2010	$1,212,214
Fiscal year ended December 31, 2009	$955,221

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

Fiscal year ended December 31, 2010	$319,591
Fiscal year ended December 31, 2009	$446,998

 (c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2010	$27,480
Fiscal year ended December 31, 2009	$11,955

 (d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2010	$-
Fiscal year ended December 31, 2009	$-

 (e)  Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.  All services provided by the principal auditor in 2010 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2007, we announced that the board of directors had authorized the repurchase of up to 1,000,000 of our common stock in the open market.

Month of repurchase	Total number of shares purchased	Average price paid per share	Total number of Shares purchased as part of publicly announced plans or programme	Maximum Number of shares that may be purchased under the plans or program

November 2007	200,000	$20.33	200,000	800,000
December 2007	200,000	$20.68	200,000	600,000
November 2009	300,000	$13.04	300,000	300,000
	700,000	$17.31	700,000	300,000

For further detail on our treasury shares refer to note 25 of our Consolidated Financial Statements.

ITEM 16 F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16 G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain NASDAQ Global Select Market corporate governance requirements.  We have certified to the NASDAQ Global Select Market that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda.  We are exempt from many of the NASDAQ Global Select Market's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ Global Select Market corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of the NASDAQ Global Select Market's corporate governance requirements are as follows:

Independence of directors. Consistent with Bermuda law, we are exempt from the NASDAQ Global Select Market's requirement to maintain three independent directors.  We currently have two members of the board of directors, Kate Blankenship and Hans Petter Aas, who are independent according to NASDAQ Global Select Market's standards for independence.

Audit Committee. Consistent with Bermuda law, we are exempt from certain NASDAQ Global Select Market requirements regarding our audit committee.  The Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors.

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

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the audited Consolidated Financial Statements and the notes to our audited Consolidated Financial Statements appearing on pages F-1 through F-50.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual report:

Number	Description of Exhibit
1.1
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2	Amended Bye-Laws of Golar LNG Limited dated September 28, 2007, incorporated by reference to Exhibit 1.2 of the Company's Annual report on Form 20-F for fiscal year ended December 31, 2007.
1.3	Certificate of Incorporation as adopted on May 11, 2001, incorporated by reference to Exhibit 1.3 of the Company's Original Registration Statement.
1.4
Articles of Amendment of Memorandum of Association of Golar LNG Limited as adopted by our shareholders on June 1, 2001 (increasing the Company's authorized capital), incorporated by reference to Exhibit 1.4 of the Company's Original Registration Statement.

2.1	Form of share certificate.

4.1	Golar LNG Limited Stock Option Plan, incorporated by reference to Exhibit 4.6 of the Company's Original Registration Statement.
4.2
Management Agreement between Golar LNG Limited and Frontline Management (Bermuda) Limited, dated February 21, 2002, incorporated by reference to Exhibit 4.8 of the Company's Original Registration Statement.

4.3
Loan Agreement, between Golar Gas Holding Company, Inc. and Citibank N.A, Nordea Bank Norge ASA, Den norske Bank ASA and Fortis Bank (Nederland) N.V, dated March 21, 2005, incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

4.4	Bermuda Tax Assurance, dated May 22, 2001, incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009

8.1	Golar LNG Limited subsidiaries.
11.1	Golar LNG Limited Code of Ethics, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the fiscal ended December 31, 2003.
12.1	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date	April 28, 2011	By	/s/ Graham Robjohns
Graham Robjohns
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in  equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Golar LNG Ltd and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
London, United Kingdom
April 28, 2011

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008
(in thousands of $, except per share data)

	Note	2010	2009	2008
Operating revenues
Time charter revenues		244,045	216,495	228,779
Total operating revenues		244,045	216,495	228,779

Gain on sale of vessel		-	-	78,108

Operating expenses
Vessel operating expenses		52,910	60,709	61,868
Voyage and charter-hire expenses		32,311	39,463	33,126
Administrative expenses		22,832	19,958	17,815
Depreciation and amortization		65,076	63,482	62,005
Gain on sale of long-lived asset		-	-	(430)
Impairment of long-term assets	6	4,500	1,500	110
Total operating expenses		177,629	185,112	174,494

Other operating gains and losses	5	(6,230)	-	-

Operating income		60,186	31,383	132,393

Gain on sale of available-for-sale securities	18	4,196	-	-

Financial income (expenses)
Interest income		4,290	11,710	45,828
Interest expense		(32,654)	(43,898)	(91,566)
Other financial items, net	7	(38,597)	30,496	(87,023)
Net financial expenses		(66,961)	(1,692)	(132,761)
(Loss) income before equity in net losses of investees, income taxes and noncontrolling interests		(2,579)	29,691	(368)
Income taxes	8	(1,427)	(1,643)	(510)
Equity in net losses of investees	11	(1,435)	(4,902)	(2,406)
Gain on sale of investee		-	8,355	-
Net (loss) income		(5,441)	31,501	(3,284)
Net loss (income) attributable to noncontrolling interests		5,825	(8,419)	(6,705)
Net income (loss) attributable to Golar LNG Ltd		384	23,082	(9,989)
Earnings per share attributable to Golar LNG Ltd stockholders: Per common share amounts:
Earnings (loss) – Basic and diluted	9	$0.01	$0.34	$(0.15)
Cash dividends declared and paid		$0.45	-	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	Note	2010	2009	2008
COMPREHENSIVE INCOME (LOSS)
Net (loss) income		(5,441)	31,501	(3,284)
Other comprehensive income (loss), net of tax:
Losses associated with pensions	21	(95)	(3,455)	(1,821)
Unrealized (losses) gains on marketable securities held by the Company and investee		(9,942)	9,942	(399)
Other-than-temporary impairment of available-for-sale securities reclassified to the income statement		-	-	399
Unrealized net (loss) gain on qualifying cash flow hedging instruments	26	(8,578)	11,615	(25,916)
Other comprehensive (loss) income		(18,615)	18,102	(27,737)
Comprehensive (loss) income		(24,056)	49,603	(31,021)

Comprehensive (loss) income attributable to:
Stockholders of Golar LNG Limited	(14,108)	38,902	(37,726)
Non-controlling interests	(9,948)	10,701	6,705
	(24,056)	49,603	(31,021)

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2010 and 2009
(in thousands of $)
	Note	2010	2009
ASSETS
Current Assets
Cash and cash equivalents		164,717	122,231
Restricted cash and short-term investments	17	21,815	40,651
Trade accounts receivable	12	7,889	5,879
Other receivables, prepaid expenses and accrued income	13	4,025	5,690
Amounts due from related parties		222	795
Inventories		5,664	6,882
Total current assets		204,332	182,128
Long-term assets
Restricted cash	17	186,041	594,154
Equity in net assets of non-consolidated investees	11	20,276	21,243
Vessels and equipment, net	14	1,103,137	653,496
Vessels under capital leases, net	15	515,666	992,563
Deferred charges	16	9,798	8,979
Other non-current assets	18	38,522	39,873
Total assets		2,077,772	2,492,436

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	22	105,629	74,504
Current portion of obligations under capital leases	23	5,766	8,588
Trade accounts payable		16,308	23,529
Accrued expenses	19	22,588	22,257
Amounts due to related parties		438	298
Other current liabilities	20	96,427	76,586
Total current liabilities		247,156	205,762
Long-term liabilities
Long-term debt Obligations under capital leases	22 23	691,549 406,109	707,722 844,355
Other long-term liabilities	24	133,636	76,413
Total liabilities		1,478,450	1,834,252

Commitments And Contingencies (see note 29) EQUITY
Share capital 67,808,200 (2009: 67,576,808) common shares of $1.00 each issued and outstanding	25	67,808	67,577
Treasury shares	25	(2,280)	(6,841)
Additional paid-in capital		100,285	96,518
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(33,311)	(18,819)
Retained earnings		78,086	157,076
Total stockholder's equity		410,588	495,511
Noncontrolling interests		188,734	162,673
Total equity		599,322	658,184
Total liabilities and equity		2,077,772	2,492,436

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	Note	2010	2009	2008
Operating activities
Net (loss) income		(5,441)	31,501	(3,284)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization		65,076	63,483	62,005
Amortization of deferred charges		1,494	1,280	2,773
Undistributed earnings of non-consolidated investees		1,435	4,559	2,406
Loss on termination of lease financing arrangements		7,777	-	-
Gain on sale of available-for-sale securities		(4,196)	-	-
Gain on sale of long-lived assets		-	-	(78,538)
Gain on sale of investee		-	(8,355)	-
Gain on termination of equity swaps		-	(15,904)	(832)
Compensation cost related to stock options		1,869	1,689	3,092
Unrealized foreign exchange (gains) losses		(5,180)	12,955	(42,767)
Fixed-rate debt settlement costs		-	-	8,998
Other than temporary impairment of available-for-sale securities		-	-	1,871
Impairment of long-term assets		4,500	(1,500)	110
Drydocking expenditure		(7,369)	(9,807)	(19,598)
Trade accounts receivable		(2,010)	5,473	2,133
Inventories		1,166	(2,238)	(725)
Prepaid expenses, accrued income and other assets		(17,629)	7,145	4,715
Amount due from/to related companies		713	(99)	138
Trade accounts payable		(7,221)	2,075	12,778
Accrued expenses		409	(3,671)	(2,158)
Interest element included in obligations under capital leases		762	1,182	1,908
Other current liabilities		15,555	(46,005)	93,470
Net cash provided by operating activities		51,710	43,763	48,495
Investing activities
Additions to vessels and equipment		(33,927)	(112,945)	(322,183)
Investment in non-consolidated investees		(469)	(85)	(25,970)
Investment in available-for-sale securities		-	-	(2,372)
Proceeds from disposal of long-lived assets		-	-	233,244
Proceeds from sale of investments in available-for-sale securities		7,711	-	165
Proceeds from sale of investments in investees		-	11,010	-
Settlement on termination of equity swaps		-	7,691	(538)
Restricted cash and short-term investments		391,421	37,869	34,106
Net cash provided (used in) by investing activities		364,736	(56,460)	(83,548)

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008 (Continued)

	Note	2010	2009	2008
Financing activities
Proceeds from long-term debt	22	125,000	44,999	370,000
Repayments of obligations under capital leases	23	(354,881)	(6,883)	(5,497)
Repayments of long-term debt	22	(110,037)	(71,396)	(377,044)
Financing costs paid		-	-	(13,600)
Cash dividends paid		(45,761)	-	(67,438)
Noncontrolling interest capital contribution	27	(3,120)	(1,360)	(2,000)
Payments to acquire treasury shares		-	(3,912)	-
Proceeds from disposal of treasury shares on exercise of stock options (including receipt of dividends)		2,985	1,974	1,007
Proceeds from sales of shares in noncontrolling interest		5,549	-	-
Proceeds from issuance of equity		3,304	-	-
Proceeds from issuance of equity in subsidiaries to noncontrolling interest (1)		-	115,392	-
Acquisition of noncontrolling interests		(15,741)	-	-
Proceeds arising from exercise of warrants		18,742	-	-
Net cash (used in) provided by financing activities		(373,960)	78,814	(94,572)
Net increase (decrease) in cash and cash equivalents		42,486	66,117	(129,625)
Cash and cash equivalents at beginning of period		122,231	56,114	185,739
Cash and cash equivalents at end of period		164,717	122,231	56,114

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		47,962	51,145	62,768
Income taxes paid		1,493	950	575

Non cash investing activities include the following:		30,410	-	-
Dividends (2)

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

(2)	In 2010, the Company issued stock dividends in its subsidiary, Golar Energy.

 The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended
 December 31, 2010, 2009 and 2008
(in thousands of $)

	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Earnings	Non-controlling Interest	Total Equity

Balance at December 31, 2007	67,577	(8,201)	288,672	-	(6,902)	211,386	36,983	589,515

Net (loss) income	-	-	-	-	-	(9,989)	6,705	(3,284)
Cash dividends	-	348	-	-	-	(67,438)	-	(67,090)
Grant of share options	-	-	3,092	-	-	-	-	3,092
Disposal of treasury shares on exercise of share options	-	1,019	(479)	-	-	130	-	670
Gain on issuance of shares by investees	-	-	667	-	-	-	-	667
Non-controlling interest capital contribution	-	-	-	-	-	-	(2,000)	(2,000)
Other comprehensive loss	-	-	-	-	(27,737)	-	-	(27,737)

Balance at December 31, 2008	67,577	(6,834)	291,952	-	(34,639)	134,089	41,688	493,833

Net income	-	-	-	-	-	23,082	8,419	31,501
Grant of share options	-	-	1,689	-	-	-	-	1,689
Share options cancelled	-	-	(181)	-	-	181	-	-
Exercise of share options	-	-	(1,655)	-	-	985	-	(670)
Disposal of treasury shares	-	(7)		-	-	(1,261)	-	(1,268)

Gain on issuance of shares by investees	-	-	965	-	-	-	-	965
Non-controlling interest's purchase price paid in excess of net assets acquired from parent	-	-	3,748	-	-	-	-	3,748
Transfer to contributed surplus (1)	-	-	(200,000)	200,000	-	-	-	-
Non-controlling interest capital contribution	-	-	-	-	-	-	110,284	110,284
Other comprehensive income	-	-	-	-	15,820	-	2,282	18,102

Balance at December 31, 2009	67,577	(6,841)	96,518	200,000	(18,819)	157,076	162,673	658,184

Net income (loss)	-	-	-	-	-	384	(5,825)	(5,441)
Grant of share options	-	-	1,869	-	-	-	-	1,869
Exercise of share options	231	-	(1,081)	-	-	610	-	(240)
Exercise of warrants	-	-	18,742	-	-	-	-	18,742
Stock and cash dividends	-	-	-	-	-	(79,815)	34,052	(45,763)
Incorporation costs	-	-	(40)	-	-	-	(528)	(568)
Disposal of treasury shares	-	4,561	-	-	-	(169)	-	4,392
Non-controlling interest's purchase price paid in excess of net assets acquired from parent	-	-	(56)	-	-	-	-	(56)
Non-controlling interest capital contribution	-	-	-	-	-	-	(3,120)	(3,120)
Acquisition of non-controlling interests	-	-	(15,667)	-	-	-	-	(15,667)
Disposal of shares in non-controlling interest	-	-	-	-	-	-	5,605	5,605
Other comprehensive income	-	-	-	-	(14,492)	-	(4,123)	(18,615)

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	188,734	599,322

Footnote:
(1)
Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital. This change took place in the third quarter of 2009 thereby giving Golar greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2010, World Shipholding owned 45.80% (2009: 46.18%) of Golar.

As of December 31, 2010, the Company operated a fleet of twelve LNG carriers and Floating Storage Regasification Units ("FSRUs").  The Company leases three LNG carriers under long-term financial leases, owns eight vessels and has a 60% ownership interest in another LNG carrier, the Golar Mazo through a joint arrangement with the CPC Corporation, Taiwan, the Taiwanese state oil and gas company. The Company also has a 50% equity interest in a thirteenth vessel.

In connection with a corporate restructuring of Golar and a private placement offering in 2009, Golar LNG Energy Limited ("Golar Energy") was incorporated in June 2009, under the laws of Bermuda. As part of this reorganization, Golar established Golar Energy as a wholly-owned subsidiary, and transferred interests in eight LNG vessels, a 50% equity interest in another LNG carrier and certain other investments. Golar Energy is a publicly listed Bermudan company, specializing in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs and the development of liquefaction projects.

Through the reorganization on August 12, 2009, Golar retained the assets with long-term secured employment and steady cash flow.  Golar Energy acquired assets with significantly less contract exposure than the assets being retained by Golar.

Further detail of the corporate restructuring and private placement offering are provided below:

·
Golar transferred to Golar Energy capital stock in its wholly owned subsidiaries and other equity interests in investments, in exchange for 168.5 million new common shares in Golar Energy at a subscription price of $2 per share, gave rise to consideration of $337 million and deferred consideration ("seller's credit") in respect of the Golar Freeze. The seller's credit was extinguished in December 2010 pursuant to Golar's exercise of the purchase option for the vessel.

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

·
In connection with the private placement 12 million warrants were also issued by Golar Energy to private investors. Each warrant gives the holder the right to subscribe for one new share in Golar Energy at a subscription price of $2 per share. On December 15, 2010, 9.4 million warrants were exercised and the remainder cancelled. After the issuance of these new shares, the total number of shares outstanding in Golar Energy is 237.8 million.

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

Investments in which the Company has a majority interest but it does not control, due to the participating rights of noncontrolling interests, are accounted for using the equity method.

Certain amounts reported in prior periods have been revised to be consistent with the current year's presentation. The Company identified line items in the statement of operations with respect to economic hedges that were not presented in accordance with current guidance. In prior periods the company entered into a number of interest rate swaps as economic hedges of its debt but elected not to account for the relationships as an effective hedging instrument. Since the swaps are an economic hedge of the debt, the company presented the periodic net settlement on the swaps as "Interest expense" and the remaining changes in the swaps fair value as "Other financial items". The Company should have presented the entire change in fair value of the swaps (including the periodic net settlement amounts) within "other financial items" to reflect its economic hedging relationship with the debt as speculative/non-hedging in nature. As a result of this misclassification, interest expense has been overstated and correspondingly other financial items understated in respect of prior years (2009: $14.0 million and 2008: $5.8 million). The misclassification however nets off within the financial expenses category leaving no impact to net income. There is also no impact on the balance sheet, statement of changes in equity or the statement of cash flows.

The prior year's Consolidated Statements of Comprehensive Income has been revised to conform with the current year's presentation.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs.  Revenues generated from time charters, which are classified as operating leases by the Company, are recorded over the term of the charter as service is provided. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $0.3 million, $nil and $0.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees.

Gain on sale of vessels

Gain on sale of vessels is recognized when all risks have been transferred and are determined by comparing proceeds received with the carrying value of the vessel.

Cash and cash equivalents

The Company considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments.  The Company considers all short-term investments as held to maturity in accordance with guidance "Accounting for Certain Investments in Debt and Equity Securities".  These investments are carried at amortized cost.  The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Useful lives applied in depreciation are as follows:

Vessels                                                                                             40 to 50 years
Deferred drydocking expenditure                                                two to five years
Office equipment and fittings                                                       three to six years

Interest costs capitalized in connection with the conversion of vessels into FSRUs for the years ended December 31, 2010, 2009 and 2008 were $0.5 million, $1.3 million and $1.7 million, respectively.

Vessels under capital lease

The Company leases certain vessels under agreements that have been accounted for as capital leases in accordance with the guidance "Accounting for Leases". Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels.   Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of vessels under capital lease is included within depreciation and amortization expense in the statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' remaining useful economic lives, based on a useful life of 40-50 years.

Certain of our capital leases are 'funded' via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Refurbishment costs incurred during the period are capitalized as part of vessels under capital leases and depreciated over the vessels' remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels under capital lease. Drydocking expenditures for vessels under capital lease are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the Company has adopted the "built-in overhaul" method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Deferred credit from capital leases

In accordance with the guidance, "Accounting for Sales with Leasebacks", income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 24).  Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

Impairment of long-lived assets

In accordance with the guidance, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable.  When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan.  Amortization of deferred loan costs is included in "Other financial items," in the Consolidated Statement of Operations.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Marketable securities

In accordance with the guidance "Accounting for Certain Investments in Debt and Equity", the Company's investments in marketable securities in which the Company does not have the ability to exercise significant influence over the investee are classified as available-for-sale securities and are carried at fair value.  Net unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income. Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method. The Company records these investments within "Other non-current assets" in the Consolidated Balance Sheet.

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

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.   Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet.  Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities."  The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges in accordance with the guidance on "Accounting for Derivatives and Hedging Activities".  For derivative instruments that are not designated or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized each period in current earnings in "Other financial items".

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item.  This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge.  If the derivative is an effective hedge changes in the fair value are initially recorded as a component of accumulated other comprehensive income in equity.  The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness.  The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

In the periods when the hedged items affect earnings, the associated fair value changes on the hedged derivatives are transferred from equity to the corresponding earnings line item on the settlement of a derivative.  The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in earnings.  If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense).  If the hedged items are no longer probable of occurring, amounts recognized in  equity are immediately reclassified to earnings.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

LNG trading

The company trades in physical cargoes, futures, swaps and options, all of which are traded on and recognized in liquid markets. Purchase and sales are recognized on the trade date. Open trading positions are stated at fair value based on closing market price on the balance sheet date. The market value of open positions are shown in debtors if positive or creditors if negative. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". The gross transaction value of energy trading contracts that are physically settled for the year ending December 31, 2010 and 2009, was $5.3 million loss and $nil, respectively.

Contracts to buy and sell physical cargoes for future delivery settled on the bill of lading date are recognized at their fair value at the balance sheet date.

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

Fair value measurements

In accordance with the guidance on "Fair Value Measurements", the Company uses fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Stock-based compensation

In accordance with the guidance on "Share Based Payment" the Company is required to expense the fair value of stock options issued to employees over the period the options vest.  The Company amortizes stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the award - the requisite service (vesting) period.  No compensation cost is recognized for stock options for which employees do not render the requisite service.  The fair value of employee share options is estimated using the Black-Scholes option-pricing model.

Earnings per share

In accordance with the guidance on "Earnings per Share", basic earnings per share ("EPS") is computed based on the income available to common stockholders and the weighted average number of shares outstanding for basic EPS.  Treasury shares are not included in the calculation.  Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.  Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Pensions

Defined benefit pension costs, assets and liabilities are recognized in accordance with the guidance on "Accounting for Defined Benefit Pension and Other Postretirement Plans", which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  The guidance states that full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period.

Operating leases

In accordance with the guidance on "Operating Leases", initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term.   Rental income and expense are amortized over the lease term on a straight-line basis.

Income taxes

Income taxes are based on a separate return basis.  The guidance on "Accounting for Income Taxes" prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

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

Accumulated Other Comprehensive Loss

The Company follows the relevant guidance on "Reporting Comprehensive Income" and its components in the Consolidated Financial Statements.

As at December 31, 2010 and 2009, the Company's accumulated other comprehensive loss, net of tax consisted of the following components:

(in thousands of $)	2010	2009
Unrealized net loss on qualifying cash flow hedging instruments	(20,964)	(16,509)
Losses associated with pensions	(12,347)	(12,252)
Unrealized gains on marketable securities	-	9,942
Accumulated other comprehensive loss	(33,311)	(18,819)

Gain on issuance of shares by subsidiaries/investees

The Company recognizes a gain or loss when a subsidiary or an equity method investee issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in the Company's ownership interest in the subsidiary/investee.  The gain or loss is recorded in the line "Additional paid-in capital."

Segment reporting

A segment is a distinguishable component of the Company that is engaged in business activities from which it earns revenues and incurs expenses whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards that are different from those of other segments. The Company has identified two reportable industry segments; vessel operations and LNG trading. The Company does not provide geographic analysis as vessel operations and LNG trading are global in nature and constantly changing.

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

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

3.            SUBSIDIARIES AND INVESTMENTS

The following table lists the Company's principal subsidiaries and their purpose as at December 31, 2010. Unless otherwise indicated, we own a controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose

Golar Gas Holding Company Inc.	Marshall Islands	Holding Company and leased four vessels from within the group
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Gotaas-Larsen Shipping Corporation	Marshall Islands	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company	Republic of Liberia	Owns Golar Mazo
Golar LNG 1444 Corporation	Republic of Liberia	Previously owned the Golar Frost
Golar LNG 1460 Corporation	Marshall Islands	Owns Golar Viking (formerly known as Gracilis)

Name	Jurisdiction of Incorporation	Purpose

Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2226 Corporation	Marshall Islands	Leases Grand (formerly known as Grandis)
Golar LNG 2234 Corporation	Republic of Liberia	Owns Golar Maria (formerly known as Granosa)
Golar International Ltd.	Republic of Liberia	Vessel management
Gotaas-Larsen International Ltd.	Republic of Liberia	Vessel management
Golar Maritime Limited	Bermuda	Management
Golar Management Limited	United Kingdom	Management
Golar Freeze (UK) Limited	United Kingdom	Operates Golar Freeze
Golar Khannur (UK) Limited	United Kingdom	Operates Khannur
Golar Gimi (UK) Limited	United Kingdom	Operates Gimi
Golar Hilli (UK) Limited	United Kingdom	Operates Hilli
Golar Spirit (UK) Limited	United Kingdom	Operates and leases Golar Spirit
Golar Winter (UK) Limited	United Kingdom	Operates Golar Winter
Golar 2215 (UK) Limited	United Kingdom	Operates Methane Princess
Golar 2226 (UK) Limited	United Kingdom	Operates Grand
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management company
Golar Trading Corporation	Marshall Islands	Charters-in vessels under operating leases
Golar FSRU 1 Corporation	Marshall Islands	Contracted for the conversion of the Golar Spirit to a FSRU
Golar FSRU 2 Corporation	Marshall Islands	Agent for the conversion of the Golar Freeze into a FSRU
Golar FSRU 3 Corporation	Marshall Islands	Contracted for the conversion of the Golar Winter into a FSRU
Golar FSRU 4 Corporation	Marshall Islands	Provided funding contribution for the conversion of the Golar Freeze
Golar FSRU 5 Corporation	Marshall Islands	Contracted for the conversion of the Khannur to a FSRU
Golar Energy Limited	Cyprus	Holds licence for the construction of a floating power station for the generation of electricity
Golar Offshore Toscana Limited	Cyprus	Holds investment in OLT Offshore LNG Toscana S.p.A ("OLT-O")
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company

Name	Jurisdiction of Incorporation	Purpose

Golar Partners Operating LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Partners LP – Limited Partnership	Marshall Islands	Holding company
Golar LNG Management	Bermuda	Management company
Golar Energy Management	Bermuda	Management company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Commodities Limited	Bermuda	Trading company
Golar Freeze Limited	Marshall Islands	Owns Golar Freeze and Golar Spirit
Golar Gimi Limited	Marshall Islands	Owns Gimi
Golar Hilli Limited	Marshall Islands	Owns Hilli
Golar Khannur Limited	Marshall Islands	Owns Khannur
Golar GHK Lessor Limited	Marshal Islands	Holding company
Golar LNG Lessor Limited	Marshall Islands	Holding company

4.            RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB issued amended guidance requiring companies to qualitatively assess the determination of the primary beneficiary of a variable-interest entity ("VIE") based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. The new accounting and disclosure requirements became effective for the Company from January 1, 2010. The adoption of this amended guidance did not have a material effect on the Company's consolidated financial statements.

In October 2009, the FASB issued authoritative guidance that amends earlier guidance addressing the accounting for contractual arrangements in which an entity provides multiple products or services (deliverables) to a customer. The amendments address the unit of accounting for arrangements involving multiple deliverables and how arrangement consideration should be allocated to the separate units of accounting, when applicable, by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The amendments also require that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The Company adopted this guidance in the first quarter of 2011, and adoption of this guidance will not have a material effect on the consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The Company adopted the guidance in the first quarter 2010, which did not have an impact on its financial position, results of operations or cash flows.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different enterprises reflect new shares issued as part of a distribution in their calculation of Earnings Per Share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported earnings per share.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of 2010 and it did not have a material impact on its consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements in the first quarter of 2010. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from January 1, 2010 did not have any material effect on its consolidated financial statements.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of 2011. The Company does not believe that adoption of this guidance will have a material effect on its consolidated financial statements.

5.            SEGMENTAL INFORMATION

The Company provides vessel operations on charters, including time charters and spot rentals, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2010, the Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•
LNG Trading  – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading

Prior to the creation of the LNG trading business in September 2010, the Company had not presented segmental information as it considered it operated in one reportable segment, the LNG vessel market. The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	2010
	Vessel operations	LNG Trading	Total
Revenue from external customers	244,045	-	244,045
Vessel and voyage operating expenses	(85,221)	-	(85,221)
Administrative expenses	(16,580)	(6,252)	(22,832)
Impairment of long-term assets	(4,500)	-	(4,500)
Depreciation and amortization	(65,038)	(38)	(65,076)
Other operating gains and losses	-	(6,230)	(6,230)
Operating income (loss)	72,706	(12,520)	60,186
Gain on sale of available for sale securities	4,196	-	4,196
Net financial expenses	(66,775)	(186)	(66,961)
Income taxes	(1,427)	-	(1,427)
Equity in net losses of investees	(1,435)	-	(1,435)
Net income (loss)	7,265	(12,706)	(5,441)
Non-controlling interests	5,825	-	5,825
Net income attributable to Golar LNG Ltd	13,090	(12,706)	384
Total assets	2,038,384	39,388	2,077,772

LNG trading commenced operations in the third quarter of 2010 for this reason no comparative segmental information is provided as it all relates to vessel operations.

Revenues from external customers

During 2010, 2009 and 2008, the vast majority of the Company's Vessel Operations operated under time charters and in particular with five charterers, Pertamina, Petrobras, BG Group plc, Shell and Dubai Supply Authority. Pertamina is the state-owned oil and gas company of Indonesia.  Petrobras is a Brazilian energy company.  BG Group plc and Shell are both headquartered in the United Kingdom.  Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate.  In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve.  These routes can be worldwide.  Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company's performance either according to customer or geographical region.

In the years ended December 31, 2010, 2009 and 2008, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	2010		2009		2008
Petrobras	90,652	37%	61,261	27%	-	-
BG Group plc	49,147	20%	61,299	27%	75,119	33%
Pertamina	36,944	15%	40,449	18%	37,066	16%
DUSUP	29,893	12%	-	-	-	-
Shell	25,440	10%	45,564	20%	85,323	37%

6.            IMPAIRMENT OF LONG-TERM ASSETS

Impairment of long-term assets as at December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Cost method investment (unlisted)	3,000	-	-
FSRU conversion parts	1,500	1,500	110
	4,500	1,500	110

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable.

In respect of parts ordered for the FSRU conversion project that were deemed not necessary for the completion of the conversion of the Golar Spirit, the Company incurred impairment charges for the years ended December 31, 2010, 2009 and 2008 totalling $1.5 million, $1.5 million and $0.1 million, respectively.  During the fourth quarter of 2009, some of the assets were used in the conversion of the Golar Freeze. In 2008, some of these parts were sold recognizing a gain on sale of $0.4 million.  As of December 31, 2010, the total carrying value of the remaining equipment is $12.0 million. Of these parts $8 million have been earmarked for use in the conversion of the Khannur.

During the year ended December 31, 2010, the Company identified events and changes in circumstances that indicated that the carrying value of its cost method investment in TORP Technology AS ("TORP Technology") was not recoverable.  Accordingly, the Company recognized an impairment charge of $3 million resulting in a $nil carrying value (see note 18).

7.            OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2010	2009	2008
Amortization of deferred financing costs	(1,348)	(1,287)	(2,773)
Financing arrangement fees and other costs	(6,743)	(1,305)	(9,265)
Finance transaction-related costs previously capitalized	-	-	(4,189)
Other than temporary impairment of available-for-sale securities	-	-	(1,871)
Mark-to-market adjustment for interest rate swap derivatives (see note 26)	(5,295)	17,385	(30,459)
Interest rate swap cash settlements (see note 26)	(13,018)	(13,976)	(4,923)
Mark-to-market adjustment for foreign currency derivatives (see note 26)	(6,996)	31,045	(60,531)
Gain (loss) on termination of equity swap derivatives (net mark-to-market adjustment) (see note 26)	-	17,603	(8,748)
Foreign exchange gain (loss) on capital lease obligations and related restricted cash, net	4,581	(12,959)	43,047
Foreign exchange (loss) gain on operations	(1,473)	(6,010)	(7,688)
Loss on termination of lease financing arrangements	(7,777)	-	-
Other	(528)	-	377
	(38,597)	30,496	(87,023)

Amortization of deferred financing costs amounts to $1.3 million for both the years ended December 31, 2010 and 2009.  The higher 2008 charge included a write-off of deferred finance charges relating to the refinancing of the Methane Princess loan and the Golar Spirit portion of the Golar Gas Holdings loan in November 2008.

Finance arrangement fees and other costs amounting to $6.7 milllion in 2010 arose as a result of restructuring the lease financing arrangements of the Five Ships Leases (refer to note 23 for further details of the Five Ships Leases). The $9.3 million charge arising in 2008 was primarily due to fixed-rate debt settlement costs of $9.0 million arising from the refinancing of the Methane Princess loan in connection with the Golar LNG Partners revolving credit facility entered into in September 2008.  At the time of the refinancing $125 million of the Methane Princess loan facility was fixed-rate debt.  Accordingly, simultaneous with the refinancing of the original debt the fixed rate debt portion was cancelled resulting in the charge.  However, the Company immediately entered into interest rate swaps for a similar amount of debt at a lower interest rate.

Finance transaction-related costs of $4.2 million refer to costs previously capitalized associated with the Company's plans to separate the Company's long-term charters from other business opportunities.  These costs were written-off in 2008.

In 2008, the Company recognized other-than-temporary impairments on available-for-sale securities totalling $1.9 million.  During the first three quarters of 2008, the Company recognized unrealized losses on available-for-sale securities totalling $0.4 million.  These unrealized losses were recognized and presented as a component of other comprehensive income.  During the fourth quarter of 2008, the Company concluded unrealized losses on available-for-sale securities were other-than-temporary based on the severity of the decline in the market value versus the cost basis.  Consequently, amounts previously recognized as unrealized losses and presented as a component of other comprehensive income, were reclassified and recognized within the income statement.  In addition, the Company recognized losses from impairment on available-for-sale securities totalling $1.5 million immediately in the income statement in the fourth quarter of 2008.

The foreign exchange loss on capital leases and related restricted cash arises as a result of the retranslation of the capital lease obligations and related restricted cash securing those obligations.

The loss on termination on lease financing arrangements is in respect of the loss arising on the settlement of the Five Ships Leases obligations in 2010.

8.            TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2010	2009	2008
Current tax expense (income):
U.S.	-	-	-
U.K.	1,030	(218)	433
Brazil	1,595	1,098	805
Total current expense	2,625	880	1,238
Deferred tax (income) expense:
U.K.	(1,198)	763	(728)
Total income tax expense	1,427	1,643	510

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

United Kingdom

Current taxation charge of $1.0 million, income of $0.2 million and charge of $0.4 million for the years ended December 31, 2010, 2009 and 2008, respectively, relates to taxation of the operations of the Company's United Kingdom subsidiaries, which includes amounts paid by one of the U.K. subsidiary's branch office in Oslo.  Taxable revenues in the U.K. are generated by U.K. subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of eight of Golar's vessels.  These vessels are sub-leased from other non-U.K. Golar companies, which in turn are leased from financial institutions.  As at December 31, 2010 the statutory rate in the U.K. was 28%.

In December 2007, the U.K. tax authorities commenced an examination of the Company's U.K. income tax returns for 2006.  As of December 31, 2010, the examination remains ongoing.  The Company does not anticipate that this examination will result in a significant change to its financial position.  As at December 31, 2010, the 2010 and 2009 U.K. income tax returns have not been filed. Upto the date of signing all but one of the 2009 UK tax returns have now been filed. Accordingly, once filed the tax years 2004 to 2010 remain open for examination by the U.K. tax authorities.

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company recorded deferred tax assets of $1.2 million and $0.1 million at December 31, 2010 and 2009, respectively which have been classified as non-current and included within other long-term assets (see note 18).  These assets relate to differences for depreciation and net operating losses carried forward.

Brazil

Current taxation charge of $1.6 million, $1.1 million and $0.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, refers to taxation levied on the operations of the Company's Brazilian subsidiary commencing in 2008.

Other jurisdictions

No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2010	2009
Deferred tax assets, gross	1,630	1,083
Valuation allowances	(399)	(956)
Deferred tax assets, net	1,231	127

Valuation allowances have decreased by $0.6 million during 2010. In future periods, depending upon the financial results, managements' estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

9.          EARNINGS PER SHARE

Basic earnings per share are calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2010, 2009 and 2008, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2010	2009	2008
Net income (loss) attributable to Golar LNG Ltd available to stockholders – basic and diluted	384	23,082	(9,989)
	384	23,082	(9,989)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2010	2009	2008
Basic earnings per share:
Weighted average number of shares	67,597	67,577	67,577
Weighted average number of treasury shares	(424)	(347)	(363)
Weighted average number of common shares outstanding	67,173	67,230	67,214

Diluted earnings per share:
Weighted average number of common shares outstanding	67,173	67,230	67,214
Effect of dilutive share options	220	105	-
Common stock and common stock equivalents	67,393	67,335	67,214

Earnings (Loss) per share are as follows:

	2010	2009	2008
Basic and Diluted	$0.01	$0.34	$(0.15)

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

10.          OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2010, were as follows:

Year ending December 31,	Total
(in thousands of $)
2011	283,081
2012	230,557
2013	190,935
2014	189,310
2015	194,236
2016 and thereafter	757,039
Total	1,845,158

The long-term contract for one of the Company's vessels is a time charter but the operating costs are borne by the charterer on a pass through basis.  The pass through of operating costs is not reflected in the minimum lease revenues set out above.

Petrobras has an option to purchase the Golar Spirit and the Golar Winter after the second anniversary of the commencement of operations under their charters until the tenth anniversary of such commencement, at prices in accordance with the option agreements.  The Company has assumed that these options will not be exercised.  Accordingly, the minimum lease revenues set out above include revenues arising within the option period.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2010 and 2009 were $1,776 million and $297 million; and $1,572 million and $273 million, respectively.

Rental expense

Charter hire payments to third parties for certain contracted-in vessels commencing in 2009 were accounted for as operating leases.  These were terminated in September 2010. The Company is also committed to making rental payments under operating leases for office premises.  The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2011	534
2012	534
2013	223
Total minimum lease payments	1,291

Total rental expense for operating leases was $12.1 million,  $19.9 million and $9.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

11.          EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEES

At December 31, 2010, the Company has the following participation in investments that are recorded using the equity method:

	2010	2009
Bluewater Gandria NV ("Bluewater Gandria")	50%	50%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%

The carrying amounts of the Company's investments in its equity method investments as at December 31, 2010 and 2009 are as follows:

(in thousands of $)	2010	2009
Bluewater Gandria	18,702	20,142
ECGS	1,574	1,101
Equity in net assets of non-consolidated investees	20,276	21,243

The components of equity in net assets of non-consolidated investees are as follows:

(in thousands of $)	2010	2009
Cost	24,715	24,248
Equity in net earnings of investees	(4,439)	(3,005)
Equity in net assets of non-consolidated investees	20,276	21,243

Quoted market prices for ECGS and Bluewater Gandria are not available because shares in ECGS and Bluewater Gandria are not publicly traded.

Bluewater Gandria
In July 2008, the Company acquired a 50% interest in the voting rights of Bluewater Gandria for an initial equity sum of $22.0 million.  Bluewater Gandria is a incorporated unlisted company, which has been formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  Bluewater Gandria is jointly owned and operated together with a third party.  Accordingly, the Company has adopted the equity method of accounting for its 50% investment in Bluewater Gandria, as it considers it has joint significant influence.

ECGS
In December 2005, we entered into an agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services to establish a jointly owned company ECGS, to develop hydrocarbon businesses in Egypt and in particular LNG related businesses.  In March 2006, the Company acquired 0.5 million common shares in ECGS at a subscription price of $1 per share.  This represents a 50% interest in the voting rights of ECGS. ECGS is a incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties.  Therefore the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it has joint significant influence.

12.          TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $nil for both the years ended December 31, 2010 and 2009.

13.          OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2010	2009
Other receivables	879	2,619
Prepaid expenses	2,840	1,531
Accrued interest income	306	1,540
	4,025	5,690

14.          VESSELS AND EQUIPMENT, NET

(in thousands of $)	2010	2009
Cost	1,446,457	748,372
Accumulated depreciation	(343,320)	(94,876)
Net book value	1,103,137	653,496

As of December 31, 2010, the Company owned nine (2009: four) vessels.

The vessels acquired during 2010 arose from the termination of the Five Ships Leases, and therefore are now included within vessels. These assets were previously included within vessels under capital leases as at December 31, 2009 (see note 15).

Drydocking costs of $37.4 million and $12.1 million are included in the cost amounts above as of December 31, 2010 and 2009, respectively.  Accumulated amortization of those costs as of December 31, 2010 and 2009 were $21.7 million and $4.4 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 was $52.4 million, $21.1 million and $21.1 million, respectively.

As at December 31, 2010 and 2009, included in the above amounts is equipment with a net book value of $15.7 million and $1.3 million, respectively.

As at December 31, 2010 and 2009, vessels with a net book value of $1.101 million and $652.2 million respectively were pledged as security for certain debt facilities (see note 22).

15.          VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2010	2009
Cost	599,671	1,261,876
Accumulated depreciation and amortization	(84,005)	(269,313)
Net book value	515,666	992,563

As of December 31, 2010, the Company operated three (2009: eight) vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005, as described in note 23. The decrease in vessels under capital leases is as a result of the termination of the Five Ships Leases during 2010. As at December 31, 2010, these assets are now included within vessels, net (see note 14).

Drydocking costs of $9.1 million and $32.4 million are included in the cost amounts above as of December 31, 2010 and 2009, respectively.  Accumulated amortization of those costs at December 31, 2010 and 2009 were $5.2 million and $19.5 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2010, 2009 and 2008 was $ 16.1 million, $45.9 million and $44.6 million, respectively.

16.          DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument.  If a loan is repaid early any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.  The deferred charges are comprised of the following amounts:

(in thousands of $)	2010	2009
Debt arrangement fees and other deferred financing charges	16,015	13,784
Accumulated amortization	(6,217)	(4,805)
	9,798	8,979

Amortization expense of deferred charges, for the years ended December 31, 2010, 2009 and 2008 was $1.4 million, $1.3 million and $1.2 million, respectively.

17.          RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Company's restricted cash and short-term investment balances in respect of its debt and lease obligations are as follows:

(in thousands of $)	2010	2009
Total security lease deposits for lease obligations	192,833	623,605
Restricted cash and short-term investments relating to the Mazo facility	9,700	11,200
Restricted cash relating to the Freeze facility	5,323	-
	207,856	634,805

Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

As at December 31, 2010, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 23 was $192.8 million (2009: $623.6 million).  These security deposits are referred to in these consolidated financial statements as restricted cash and earn interest based upon GBP LIBOR for the Methane Princess Lease and based upon USD LIBOR for the Grand Lease.  The Company's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2010	2009
Five Ship Leases security deposits	-	426,821
Methane Princess Lease security deposits	147,761	151,776
Grand Lease security deposits	45,072	45,008
Total security deposits for lease obligations	192,833	623,605
Included in short-term restricted cash and short-term investments	(6,792)	(29,451)
Long-term restricted cash	186,041	594,154

The Five Ship Leases security deposit was released in the period in connection with the settlement of the lease obligations at the end of 2010.

The analysis of short-term restricted cash and short-term investments at December 31, 2010 and 2009 is as follows:

(in thousands of $)	2010	2009
Lease security deposits	6,792	29,451
Restricted cash and short-term investments relating to the Mazo facility (see note 22)	9,700	11,200
Restricted cash relating to the Freeze facility (see note 22)	5,323	-
Short-term restricted cash and short-term investments	21,815	40,651

18.          OTHER NON-CURRENT ASSETS

(in thousands of $)	2010	2009
Deferred tax asset (See note 8)	1,231	127
Other investments	7,347	23,805
Other long-term assets	29,944	15,941
	38,522	39,873

Other investments refer to the Company's investment in Liquefied Natural Gas Limited ("LNGL"), TORP Technology and OLT Offshore LNG Toscana S.p. A ("OLT–O").

LNGL is an Australian publicly listed company.  As at December 31, 2009, the carrying value of this available-for-sale investment was $13.5 million. During 2010, the company sold its entire equity interest in LNGL, resulting in a gain of $4.2 million.

TORP Technology, is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico.  As at December 31, 2010, the Company held a 1.1% equity interest in TORP Technology.  During December 2010, the Company identified events and changes in circumstances which indicated the carrying value of this investment was not recoverable. Therefore the company fully impaired its investment in TORP Technology resulting in an impairment charge of $3 million in 2010.

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy.  As at December 31, 2010, the Company's investment in OLT-O was $7.3 million amounting to a 2.7% interest in OLT–O's issued share capital.

As at December 31, 2010, other long-term assets principally relates to payments made to suppliers for equipment and engineering in respect of the conversion of the Khannur into a FSRU amounting to $17.9 milllion.  In addition, as at December 31, 2009, $13.5 million of the balance related to parts ordered for the Golar Spirit FSRU conversion following changes to the original specification. After recording further impairments of $1.5 million in respect of these parts in 2010, of the $12 million balance, $8 million of these parts have been earmarked for use in the conversion of the Khannur (bringing the total in respect of the Khannur conversion to $25.9 million).

19.          ACCRUED EXPENSES

(in thousands of $)	2010	2009
Vessel operating and drydocking expenses	5,747	7,405
Administrative expenses	8,925	6,151
Interest expense	6,699	8,536
Provision for taxes (see note 8)	1,217	165
	22,588	22,257

Vessel operating and drydocking expense related accruals are composed of vessel operating expenses including direct vessel operating costs associated with operating a vessel, such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils, insurances and management fees for the provision of commercial and technical management services.

Administrative expense related accruals are composed of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

20.          OTHER CURRENT LIABILITIES

(in thousands of $)	2010	2009
Deferred drydocking, operating cost and charterhire revenue	18,281	17,225
Mark-to-market interest rate swaps valuation (see note 26)	50,051	36,354
Mark-to-market currency swaps valuation (see note 26)	26,205	19,043
Deferred credits from capital lease transactions (see note 24)	625	3,964
Other	1,265	-
	96,427	76,586

21.          PENSIONS

Defined contribution scheme
The Company operates a defined contribution scheme.  The pension cost for the period represents contributions payable by the Company to the scheme.  The charge to net income for the years ended December 31, 2010, 2009 and 2008 was $0.5 million, $0.7 million and $0.4 million, respectively.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2010	2009	2008
Service cost	485	480	491
Interest cost	2,891	2,742	2,945
Expected return on plan assets	(1,197)	(1,130)	(1,564)
Recognized actuarial loss	954	718	444
Net periodic benefit cost	3,133	2,810	2,316

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ending December 31, 2011 is $1 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2010	2009
Reconciliation of benefit obligation:
Benefit obligation at January 1	51,233	45,135
Service cost	485	480
Interest cost	2,891	2,742
Actuarial loss (gain)	1,492	5,410
Foreign currency exchange rate changes	(358)	815
Benefit payments	(4,687)	(3,349)
Benefit obligation at December 31	51,056	51,233

The accumulated benefit obligation at December 31, 2010 and 2009 was $49.5 million.

(in thousands of $)	2010	2009
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	18,644	16,341
Actual return on plan assets	1,508	2,587
Employer contributions	2,419	2,358
Foreign currency exchange rate changes	(279)	707
Benefit payments	(4,687)	(3,349)
Fair value of plan assets at December 31	17,605	18,644

(in thousands of $)	2010	2009
Funded status at end of year (1)	(33,451)	(32,589)
Unrecognized actuarial loss	-	-
Net amount recognized	(33,451)	(32,589)

Employer contributions and benefits paid under the pension plans include $2.4 million paid from employer assets for each of the years ended December 31, 2010 and 2009.

(1) The Company's plans are composed of two plans that are both underfunded at December 31, 2010 and 2009.

The details of these plans are as follows:

	December 31,2010			December 31, 2009
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(10,083)	(40,973)	(51,056)	(10,419)	(40,814)	(51,233)
Fair value of plan assets	8,658	8,947	17,605	8,286	10,358	18,644
Funded status at end of year	(1,425)	(32,026)	(33,451)	(2,133)	(30,456)	(32,589)

The fair value of the Company's plan assets, by category, as of December 31, 2010 and 2009 were as follows:

(in thousands of $)	2010	2009
Equity securities	12,758	11,311
Debt securites	2,420	3,882
Cash	2,427	3,451
	17,605	18,644

The Company's plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy.

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2010	2009
Net actuarial loss	12,347	12,252

The asset allocation for the Company's Marine scheme at December 31, 2010 and 2009, and the target allocation for 2011, by asset category are as follows:

Marine scheme	Target allocation 2011 (%)	2010 (%)	2009 (%)
Equity	30-65	30-65	30-65
Bonds	10-50	10-50	10-50
Other	20-40	20-40	20-40
Total	100	100	100

The asset allocation for the Company's UK scheme at December 31, 2010 and 2009, and the target allocation for 2011, by asset category are as follows:

UK scheme	Target allocation 2011 (%)	2010 (%)	2009 (%)
Equity	72.5	80	80
Bonds	22.5	20	20
Cash	5.0	-	-
Total	100	100	100

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2011, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	624	1,800

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2011	234	3,000
2012	234	3,000
2013	234	3,000
2014	234	3,000
2015	234	3,000
2016 - 2020	2,342	15,000

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

	2010	2009
Discount rate	5.48%	6.02%
Rate of compensation increase	3.48%	4.00%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

	2010	2009
Discount rate	5.48%	6.10%
Expected return on plan assets	6.75%	6.94%
Rate of compensation increase	3.48%	4.23%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2010 and 2009 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2010 and 2009.  For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

22.          DEBT

(in thousands of $)	2010	2009
Total long-term debt due to third parties	797,178	782,226
Less: current portion of long-term debt due to third parties	(105,629)	(74,504)
Long-term debt	691,549	707,722

The outstanding debt as of December 31, 2010 is repayable as follows:

Year ending December 31,
(in thousands of $)
2011	105,629
2012	64,306
2013	64,923
2014	130,213
2015	157,382
2016 and thereafter	274,725
Total	797,178

The Company's debt is denominated in U.S. dollars and bears floating interest rates.  The weighted average interest rate for the years ended December 31, 2010 and 2009 was 2.60% and 2.90%, respectively.

As of December 31, 2010 and 2009, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from 0.70% to 3.25% and  0.70% to 1.15%, respectively.

At December 31, 2010, the Company's debt was as follows:

(in thousands of $)		Maturity date
Golar Gas Holding facility	33,839	2011
World Shipholding facility	10,000	2011
Mazo facility	62,314	2013
Golar Maria facility (formerly Granosa facility)	99,525	2014
Golar Arctic facility	106,250	2015
Golar Viking facility (formerly Gracilis facility)	99,600	2017
Golar LNG Partners credit facility	267,500	2018
Golar Freeze facility	118,150	2018
	797,178

Golar Gas Holding facility
In May 2001, the Company entered into a secured loan facility with a banking consortium for an amount of $325 million and in October 2002 entered into a secured subordinated loan facility for an amount of $60 million. These loans were refinanced in March 2005 for an amount of $300 million.  The facility was originally secured against five vessels. In 2008, one vessel was refinanced under the "Golar LNG Partners credit facility" and another in June 2010 under the "Golar Freeze Facility".  The facility now relates to the remaining three vessels. The loan bears interest at LIBOR plus a margin and is repayable in quarterly installments over a term of six years ending in April 2011. As of December 31, 2010, the balance outstanding on the loan facility was $33.8 million.

World Shipholding facility
In June 2009, the Company entered into an $80 million revolving credit facility with a related party, World Shipholding, to provide short-term bridge financing. The facility accrues fixed interest at a rate per annum of 8% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The revolving credit facility is available for a period of two years. All amounts due under the facility must be repaid within two years from the date of the first draw down. The Company drew down an initial amount of $20 million in June 2009. As at December 31, 2010, the balance outstanding on the facility was $10 million. The facility is currently unsecured. However, in order to draw down amounts in excess of $35 million the Company will be required to provide security to the satisfaction of World Shipholding, which is envisaged to take the form of a second priority lien over cash generating assets.

Mazo facility
The Mazo facility was assumed by the Company in May 2001 and the amount originally drawn down under the facility totalled $214.5 million.  The loan is secured on the vessel Golar Mazo.  The facility bears interest at LIBOR plus a margin and repayments are due bi-annually over the term until June 2013. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Golar Maria facility (formerly Granosa facility)
In April 2006 the Company entered into a $120 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin and is repayable in quarterly instalments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

Golar Arctic facility
In January 2008, the Company entered into a secured loan facility for an amount of $120 million, for the purpose of financing the purchase of  the Golar Arctic, which we refer to as the Golar Arctic facility.  The facility bears interest at LIBOR plus a margin and is repayable in quarterly instalments over a term of seven years with a final balloon payment of $86.3 million due in January 2015.

Golar Viking (formerly Gracilis facility)
In January 2005 the Company  entered into a $120 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that investor bank is required to pay fixed interest to Golar.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group.  Accordingly, as at December 31, 2010, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Golar LNG Partners credit facility
In September 2008, the Company refinanced existing loan facilities in respect of two vessels, the Methane Princess and the Golar Spirit and entered into a new $285 million credit facility with a banking consortium.  The loan is secured against the Golar Spirit and the assignment to the lending bank of a mortgage given to the Company by the lessor of the Methane Princess, with a second priority charge over the Golar Mazo.

The facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. As of December 31, 2010, the revolving credit facility provided for available borrowings of up to $267.5 million, of which $267.5 million was outstanding. The total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through March 31, 2018, its maturity date. Accordingly, the Company has no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018.

Golar Freeze facility
In June 2010, the company completed the refinancing of the Golar Freeze with a syndicate of banks and financial institutions for an amount of $125 million. The new facility (the "Golar Freeze facility") bears interest at LIBOR plus a margin. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $38.8 million payable in April 2015. The Exportfinans loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly instalments with the final payment in June 2018. The Golar Freeze facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders.  In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis.  As of December 31, 2010, the Company complied with the debt covenants of its various debt agreements.

23.          CAPITAL LEASES

(in thousands of $)	2010	2009
Total long-term obligations under capital leases	411,875	852,943
Less: current portion of obligations under capital leases	(5,766)	(8,588)
Long term obligations under capital leases	406,109	844,355

As at December 31, 2010, Golar operated three (2009: eight) vessels under capital leases.  These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

The first leasing transaction, which took place in April 2003, was the sale of five 100 per cent owned subsidiaries to a financial institution in the United Kingdom (UK).  The subsidiaries were established in Bermuda specifically to own and operate one LNG vessel as their sole asset.  Simultaneous to the sale of the five entities, Golar leased each of the five vessels under five separate lease agreements ("Five Ship Leases").  During the fourth quarter of 2010, the Five Ship Leases liability was settled using the related lease security deposits.  These assets are now included within vessels and equipment (see note 14).

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

The fourth leasing transaction, which occurred in April 2005, was in relation to the newbuilding, the Golar Grand.  The Company novated the Golar Grand newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Grand Lease").

Golar's obligations to the lessors under the Methane Princess Lease is primarily secured by letters of credit ("LC") provided by other banks.  Details of the security deposits provided by Golar to the banks providing the LC's are given in Note 17.

As at December 31, 2010, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
2011	6,972	10,043	9,324	26,339
2012	7,241	10,043	9,324	26,608
2013	7,539	10,043	9,324	26,906
2014	7,828	10,043	9,324	27,195
2015	8,132	10,043	9,324	27,499
2016 and thereafter	260,301	165,796	203,232	629,329
Total minimum lease payments	298,013	216,011	249,852	763,876
Less: Imputed interest	(149,576)	(92,955)	(109,470)	(352,001)
Present value of minimum lease payments	148,437	123,056	140,382	411,875

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The interest element of the lease rentals is accrued at a rate based upon floating British Pound (GBP) LIBOR.

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate British Pound (GBP) LIBOR. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter Lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter Lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter Lease or, if the lessor agrees, provide alternative additional security to the lessor.

The Grand Lease is for a primary period of 30 years, expiring January 2036.  The lease liability is reduced by lease rentals from inception.  The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR.  In contrast to the Company's other leases the Grand Lease obligation and the cash deposits securing the lease obligation are denominated in USD.  However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself.  As of December 31, 2010, the Company had entered into interest rate swaps of $66 million (2009: $72 million) to fix the interest rate in respect of its Grand Lease obligations which matures in April 2012.

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

24.          OTHER LONG-TERM LIABILITIES

(in thousands of $)	2010	2009
Liabilities in respect of the termination of the Five Ship Leases	51,089	-
Tax benefits arising under the Five Ships Leases	29,184	-
Pension obligations (See note 21)	33,451	32,589
Deferred credits from capital lease transactions	19,780	43,692
Other	132	132
	133,636	76,413

The liabilities in respect of the termination of the Five Ships Leases arose from the settlement of the Five Ships lease obligations, in respect of the Golar Freeze and Golar Spirit during 2010. As part of the agreement to terminate these agreements, the Company agreed to take responsibility for payment of certain tax liabilities which had accrued to the lessor bank during the period of the lease. The company expects to settle these liabilities in 2012.  The tax benefits arising under the Five Ships Leases arose from transactions between controlled entities in respect of the Gimi, Hilli and Khannur that generated a permanent tax benefit for the Company. These lease arrangements have now been terminated and the tax benefits which arose are being amortized through the tax line of the income statement over the remaining lives of the vessels.

Deferred credits from capital lease transactions

(in thousands of $)	2010	2009
Deferred credits from capital lease transactions	24,691	74,121
Less: Accumulated amortization	(4,286)	(26,465)
	20,405	47,656

Short-term (See note 20)	625	3,964
Long-term	19,780	43,692
	20,405	47,656

In connection with the Five Ships Leases and the Methane Princess Lease (see note 20), the Company recorded an amount representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of UK leases. The deferred credits are amortized over the remaining estimated useful economic lives of the vessels to which the leases relate on a straight-line basis.

25.          SHARE CAPITAL AND SHARE OPTIONS

The Company's ordinary shares are listed on both the Nasdaq and Oslo Bors Stock Exchanges.

As at December 31, 2010 and December 31, 2009, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2010	2009
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2010	2009
67,808,200 (2009: 67,576,866) outstanding issued common shares of $1.00 each	67,808	67,577

During 2010, the Company issued 0.2 million common shares upon the exercise of stock options.

Treasury shares
In November 2007, the Company's board of directors approved the buyback of up to a maximum of 1.0 million shares in the Company. As at December 31, 2010, a further 0.3 million shares in the Company maybe repurchased. The holding of treasury shares is held in connection with the Company's share options plans.

The number of treasury shares held by the Company is as follows:

(Number of shares in thousands)	2010	2009	2008
At January 1	450	350	400
Acquired during the year	-	300	-
Disposed of during the year	(300)	(200)	(50)
At December 31	150	450	350

(In thousands of $)	2010	2009	2008
At December 31:
Book value of treasury shares	2,280	6,841	6,834
Market value of treasury shares	2,245	5,769	2,366

Share options
In July 2001, the Company's board of directors approved the grant of options to eligible employees to acquire an aggregate 2.0 million shares in the Company. In July 2001, the Company granted 0.4 million share options to certain directors and officers. The options vested in July 2002, and have a ten year term.

In February 2002, the Company's board of directors approved the Golar LNG Limited Share Option Scheme ("Golar Scheme"). The Golar scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries.  Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five year terms and vest equally over a period of three to four years. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares or treasury shares in the Company may be used to satisfy exercised options.

In August 2009, the board of directors of the Company's subsidiary, Golar Energy approved the Golar LNG Energy Share option Scheme ("Energy Scheme"). The terms of the Energy Scheme follow that of the Golar Scheme (collectively referred to as the "Schemes").

Previously granted options for 1.1 million shares in Golar were cancelled in October 2009 and concurrently replaced with 3.9 million new options in Golar Energy and  0.3 million new options in Golar. This has been accounted for as a modification of previous awards of equity instruments. The total incremental cost of the options modified in 2009 was $1.4 million, which is being recognized over the revised vesting period of 2.7 years.

As at December 31, 2010, 2009 and 2008, the number of options outstanding in respect of Golar shares was 1.0 million, 1.5 million and 2.7 million, respectively.

As at December 31, 2010, 2009, and 2008, the number of options outstanding in respect of Golar Energy shares was 6.1 million, 3.9 million and nil, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	2010	2009	2008
Risk free interest rate	2.0%	2.4%	4.0%
Expected volatility of common stock	56.7%	54.4%	33.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	3.5 years	3.5 years	3.6 years

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

A summary of option activity (including both the Golar and Golar Energy options) as at December 31, 2010, 2009 and 2008, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2007	2,078	$14.31	3.7
Granted during the year	642	$18.20
Exercised during the year	(50)	$12.43
Options outstanding at December 31, 2008	2,670	$14.51	3.2
Granted during the year	4,190	$2.77
Exercised during the year	(200)	$9.89
Forfeited during the year	(1,173)	$20.16
Options outstanding at December 31, 2009	5,487	$4.51	2.2
Granted during the year	2,158	$1.59
Exercised during the year	(531)	$7.81
Options outstanding at December 31, 2010	7,114	$2.98	2.0

Options exercisable at:
December 31, 2010	2,217	$4.66	1.1
December 31, 2009	1,272	$10.12	1.2
December 31, 2008	1,240	$11.59	2.5

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

The intrinsic value of share options exercised in the years ended December 31, 2010, 2009 and 2008 was $3.5 million, $0.7 million and $0.3 million, respectively.

As at December 31, 2010, the intrinsic value of both outstanding and exercisable share options was $7.3 million (2009: $3.8 million).

The total fair value of share options vested in the years ended December 31, 2010, 2009 and 2008 was $1.8 million, $3.9 million and $5.1 million, respectively.

Compensation cost of $1.9 million, $1.7 million and $3.1 million has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, the total unrecognized compensation cost amounting to $7.0 million (2009: $7.5 million) relating to options outstanding is expected to be recognized over a weighted average period of 1.8 years. Of the $7.0 million, $1.2 million relates to non-vested options. This cost will be recognized over the remaining vesting periods, which average 1.1 years.

26.          FINANCIAL INSTRUMENTS

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

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Effective October 1, 2008, the Company commenced hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2010, the Company does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

During the years ended December 31, 2010, 2009 and 2008, the Company recognized a net loss of $0.4 million, $0.6 million and $0.1 million, respectively, in earnings relating to the ineffective portion of its interest rate swap agreements.

As of December 31, 2010, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	620,271	2011-2015	1.99% to 5.04%

At December 31, 2010, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $620.3 million (2009: $643.9 million).

The effect of cash flow hedging relationships relating to interest rate swap agreements on the consolidated statements of operations is as follows:

		Effective portion Gain/(loss) reclassified from Accumulated Other Comprehensive Loss		Ineffective Portion
Derivatives designated as hedging instruments	Location	2010	2009	2010	2009
Interest rate swaps	Other financial items, net	-	-	$(427)	$(552)

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in  equity is as follows:

	Amount of gain/(loss) recognized in OCI on derivative (effective portion)
Derivatives designated as hedging instruments	2010	2009
Interest rate swaps	(8,578)	11,615

As of December 31, 2010, the Company's accumulated other comprehensive loss included $21.0 million of unrealized losses on interest rate swap agreements designated as cash flow hedges.

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

A net foreign exchange loss of $3.0 million and $8.4 million arose in the years ended December 31, 2010 and 2009, respectively. The net foreign exchange loss of $3.0 million arose in the year ended December 31, 2010 as a result of the retranslation of the Company's capital lease obligations and the cash deposits securing those obligations net of the loss (2009:gain) on the currency swap referred to below. The net loss for the year ended December 31, 2010 arose due to the depreciation of the British Pound against the U.S. Dollar during the year. This net loss represents an unrealized loss and does not therefore materially impact the Company's liquidity. Further foreign exchange gains or losses will arise over time in relation to the Company's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 23, in April 2004, the Company entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP.  In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar's obligations to the lessor was, much less than the obligation and is currently nil, and therefore, unlike the Methane Princess Lease, does not provide a natural hedge.  In order therefore to hedge this exposure the Company entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below.  The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit is denominated in U.S dollars.  The Company could be exposed to currency risk if the lease was terminated.

In addition, to limit the Company's exposure to foreign currency fluctuations from its obligations under its various FSRU conversion projects the Company enters into foreign currency forward contracts. The Company has not designated its foreign currency forward contracts as cash flow hedges for accounting purposes.

As of December 31, 2010, the Company has entered into the following foreign currency forward contracts as summarized below:

	Notional amount
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity dates	Average forward rate USD foreign currency
Currency rate swaps:
British Pounds	62,886	98,178	2032	1.5612
Norwegian Kroner	118,000	19,494	2011-2010	0.1665
Singapore Dollar	22,200	17,047	2011-2010	0.7677

The counterparties to the foreign currency swap contracts are major banking institutions. Credit risk exists to the extent that the counterparty is unable to perform under the contract; however the Company does not anticipate non-performance by any of its swap counterparties.

Fair values
The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

	Fair value	2010	2010	2009	2009
(in thousands of $)	Hierachy(1)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	164,717	164,717	122,231	122,231
Restricted cash and short-term investments	Level 1	207,856	207,856	634,805	634,805
Long-term unlisted investments – TORP (1)	Level 3	-	-	3,000	N/a
Long-term unlisted investments - Other (1)		7,347	N/a	7,347	N/a
Marketable securities	Level 1	-	-	13,458	13,458
Long-term debt – fixed (1)		10,000	10,000	10,000	10,000
Long-term debt – floating (1)		787,078	787,078	772,226	772,226
Obligations under capital leases(1)		411,875	411,875	852,943	852,943

Derivatives:
Commodity contracts asset	Level 2	111	111	-	-
Interest rate swaps liability	Level 2	50,051	50,051	36,354	36,354
Foreign currency swaps liability	Level 2	26,205	26,205	19,043	19,043

1)	The fair value hierachy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
(2)
The fair value/ carrying value of interest rate swap agreements that qualify and are designated as a cash flow hedge as at December 31, 2010 and 2009, was $24 million and $15 million, respectively. The expected maturity of these interest rate agreements is in April 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since  restricted cash bears variable interest rates which are rest on a quarterly basis and short-term investments are placed for periods of less than six months.

The fair value of the Company's marketable securities was determined using the closing quoted market price.

The carrying value of unlisted investments refers to the Company's holdings in OLT-O and TORP Technology. As at December 31, 2010, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable.  Accordingly, the Company did not estimate the fair value of this investment as at December 31, 2010. However, in December 2010, the Company considered that its investment in TORP Technology was not recoverable resulting in a full write down of its investment.  A reconciliation of the carrying value of the Company's investment in TORP Technology as of December 31 is as follows:

(in thousands of $)	2010	2009
At January 1	3,000	3,000
Impairment charge recognized in earnings (see note 6)	(3,000)	-
At December 31	-	3,000

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.  The fair value of the fixed rate short-term debt is estimated to be equal to the carrying value.

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Mizuho Corporate Bank, Lloyds TSB Bank plc, The Bank of New York, Bank of Scotland and Fokus Bank.  However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

During the year ended December 31, 2010, five customers accounted for the majority of total operating revenues of the company.  These revenues and associated accounts receivable are derived from one time charter with BG Group plc, one time charter with Pertamina, three time charters with Shell, two time charters with Petrobras and one time charter with DUSUP. Pertamina is a state enterprise of the Republic of Indonesia.  DUSUP is a government entity which is the sole supplier of natural gas to the Emirate.  Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis.  Also, under the various contracts the Company's vessel hire charges are paid by the trustee and paying agent from the immediate sale proceeds of the delivered gas.  The trustee must pay the ship owner before Pertamina and the gas sales contracts are with the CPC.  The Company considers the credit risk of BG Group plc, Petrobas, Shell and DUSUP to be low.

During the years ended December 31, 2010, 2009 and 2008, DUSUP (2010 only) Petrobras, BG Group plc, Pertamina and Shell each accounted for more than 10% of gross revenue (see note 5).

During 2008, Pertamina, BG Group plc and Shell accounted for revenues of $37.1 million, $75.1 million and $85.3 million, respectively.

During 2009, Petrobras, Pertamina, BG Group plc and Shell accounted for revenues of $61.3 million, $40.4 million, $61.3 million and $45.6 million, respectively.

During 2010, Petrobras, Pertamina, BG Group plc, Shell and DUSUP accounted for revenues of $90.7 million, $36.9 million, $49.1 million, $25.4 and $29.9 million, respectively.

27.          RELATED PARTY TRANSACTIONS

Net (expenses) income from related parties:

(in thousands of $)	2010	2009	2008
Frontline Ltd. and subsidiaries ("Frontline")	(984)	(261)	95
Seatankers Management Company Limited ("Seatankers")	(62)	(82)	(35)
Ship Finance AS ("Ship Finance")	161	195	37
World Shipholding	(532)	-	-

Frontline, Seatankers, Ship Finance and World Shipholding are each subject to significant influence or the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of his immediate family.

Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.

In December 2009, the Company entered into an $80 million revolving credit facility with World Shipholding, to provide short-term bridge financing. The revolving credit facility incurs a commitment fee, calculated at 0.75% of any undrawn portion of the facility (see note 22).

As of December 31, 2010, World Shipholding, which is indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, owned 45.8% (2009: 46.18%) of Golar.

Receivables (payables) from related parties:

(in thousands of $)	2010	2009
Frontline	(278)	488
Seatankers	(62)	(106)
Ship Finance	124	115
World Shipholding	(134)	-
	(350)	497

Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

During the years ended December 31, 2010, 2009 and 2008, Faraway Maritime Shipping Company, which is owned 60% by Golar and 40% by CPC Corporation, Taiwan, paid dividends totalling $7.8 million, $3.4 million and $5.0 million, of which 60% was paid to Golar and 40% was paid to CPC.

28.          CAPITAL COMMITMENTS

Vessel Conversion
As of December 31, 2010, the Company had commitments under the terms of the Letter of Intent to provide an FSRU to PT Nusantara Regas.  The Khannur will be converted into a FSRU to fulfil this requirement.  As at December 31, 2010, the Company had a contract with various suppliers to commence the engineering, design and procurement process for the retrofit of the Khannur into a FSRU.

As at December 31, 2010, the estimated timing of the payments in connection with this FSRU conversion is due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2011	114,939
Payable within 12 months to December 31, 2012	61,184
176,123

29.          OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2010	December 31, 2009
Book value of vessels secured against long-term loans and capital leases	1,616,814	1,644,835

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

Tax lease benefits
The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the UK revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred together with our lease financing transactions including our recent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  The upfront benefits we have received equates to the cash inflow we received in connection with the six leases we entered into during 2003 (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP). Two of our U.K. tax leases accrue benefit over the term of the leases. The remaining six UK tax leases were structured so that a cash benefit was received up front.

Other
In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2010, the Company was committed to subscribe for common shares in ECGS for a further consideration of $3.7 million payable within five years of incorporation, at dates to be determined by ECGS's Board of Directors.

As at December 31, 2010, the Company had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

30.          SUBSEQUENT EVENTS

In March 2011, the Company declared and paid a final cash dividend of $0.30 per share, amounting to $20.4 million in respect of the year ended December 31, 2010.

In April 2011, Company's subsidiary, Golar Partners completed a public offering of 13.8 million common units at a price of $22.50 per unit, for gross proceeds of $310.5 million. This includes gross proceeds of $40.5 million relating to the 1.8 million common units sold pursuant to the exercise of the overallotment option by the underwriters. As a result of the offering, the Company's ownership of Golar Partners was reduced to 65% (including the Company's 2% general partner interest).

In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company drew down an initial amount of $35 million in April 2011. The facility is currently unsecured.

In April 2011, the Company entered into newbuild contracts for six LNG carrriers with a Korean shipyard. Four vessels are to be delivered in 2013 and two in 2014. The total cost of the six vessels is approximately $1.2 billion. In addition, the Company has an option to acquire two further vessels for delivery in 2013 and onwards. During April 2011, the Company made newbuild instalment payments totalling approximately $120 million.

In April 2011, we increased our ownership of Golar Energy from 61.1% to 90.5% with agreements to acquire an additional 69,841,044 Golar Energy shares. The sellers will receive one newly-issued Golar share for every 6.06 Golar Energy shares acquired. The shares will be issued at $30.30.  The share acquisitions have been organized into two transactions. In the first transaction, we have acquired 36,300,891 shares from international institutional investors and, in the second transaction, we have acquired 33,540,153 from World Shipholding Limited, our major shareholder. In the first transaction, shares will be issued with immediate effect. In the second transaction, the shares will be issued upon the filing of a prospectus. The two transactions will increase our capital by 11,524,911.

In addition, on April 27, 2011, we acquired an additional 10,536,287 shares in Golar Energy at approximately $5 per share, which increased our ownership in Golar Energy to 95.1%.

We intend to commence, in mid-May, a voluntary offer to acquire the remaining outstanding shares in Golar Energy at the same price as described above.

Following the closing of this offer, we will initiate a compulsory acquisition offer of any remaining shares in Golar Energy and delist Golar Energy from Oslo Axess.

SK 03849 0004 1189423