Form 20-F
period 2011-12-31
GOLAR LNG LTD
filed 2012-04-30
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

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

80,236,252 Common Shares, par $1.00, per share

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

Large accelerated filer	X	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	___	Other	___

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

Golar LNG Limited and its subsidiaries or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  As a result, shareholders are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	inability of the Company to obtain financing for the newbuilding vessels on terms acceptable to it or at all;
•	changes in demand for natural gas carried by sea;
•	a material decline or prolonged weakness in rates for liquefied natural gas, or LNG, carriers;
•	changes in demand for natural gas generally or in particular regions;
•	adoption of new rules and regulations applicable to LNG carriers and floating storage and regastification units, or FSRUs;
•	actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports;
•	inability of the Company to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;
•	increases in costs including among other things crew wages, insurance, provisions, repairs and maintenance;
•	changes in general domestic and international political conditions;
•	the current turmoil in the global financial markets;
•	ability of the Company to timely complete our FSRU conversions;
•	failure of shipyards to comply with delivery schedules on a timely basis or at all; and
•	other factors listed from time to time in registration statements, reports or other materials that the Company has filed with or furnished to the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "Golar," "Golar LNG," "we," "us" and "our" all refer to Golar LNG Limited and its direct or indirect subsidiaries, including Golar LNG Partners LP ("Golar Partners") and Golar LNG Energy Limited ("Golar Energy"). Unless otherwise indicated, all references to "USD,""U.S.$" and "$" in this report are U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarize our historical consolidated financial information. We derived the balance sheet information as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected income statement data with respect to the years ended December 31, 2008 and 2007 and the selected balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this annual report entitled Item 5, "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Fiscal Years Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Income Statement Data:
Total operating revenues	299,848	244,045	216,495	228,779	224,674
Gain on sale of vessel/newbuilding	-	-	-	78,108	41,088
Vessel operating expenses (1)	62,872	52,910	60,709	61,868	52,986
Voyage and charter-hire expenses (2)	6,042	32,311	39,463	33,126	10,763
Administrative expenses	33,679	22,832	19,958	17,815	18,645
Depreciation and amortization	70,286	65,076	63,482	62,005	60,163
Impairment of long-term assets	500	4,500	1,500	110	2,345
Gain on sale of long-term assets	-	-	-	430	-
Other operating gains (losses)	(5,438)	(6,230)	-	-	-
Operating income	121,031	60,186	31,383	132,393	120,860
Gain on sale of available-for-sale securities	541	4,196	-	-	46,276
Net financial expenses	53,102	66,961	1,692	132,761	65,592
Income /(loss) before equity in net earnings of investees, income taxes and non-controlling interests	68,470	(2,579)	29,691	(368)	101,544
Income taxes	1,705	(1,427)	(1,643)	(510)	299
Non-controlling interests	(21,625)	5,825	(8,419)	(6,705)	(6,547)
Equity in net (losses) earnings of investees	(1,900)	(1,435)	(4,902)	(2,406)	13,640
Gain on sale of investee	-	-	8,355	-	27,268
Net income (loss) attributable to the shareholders	46,650	384	23,082	(9,989)	136,204
Earnings (loss) per common share
- basic (3)	0.62	0.01	0.34	(0.15)	2.09
- diluted (3)	0.62	0.01	0.34	(0.15)	2.07
Cash dividends declared and paid per common share (4)	1.13	0.45	-	1.00	2.25
Weighted average number of shares – basic (3)	74,707	67,173	67,230	67,214	65,283
Weighted average number of shares – diluted (3)	75,033	67,393	67,335	67,214	65,715

Balance Sheet Data (as of end of year):
Cash and cash equivalents	66,913	164,717	122,231	56,114	185,739
Restricted cash and short-term investments (5)	28,012	21,815	40,651	60,352	52,106
Amounts due from related parties	354	222	795	538	712
Long-term restricted cash (5)	185,270	186,041	594,154	557,052	792,038
Equity in net assets of non-consolidated investees	22,529	20,276	21,243	30,924	14,023
Newbuildings	190,100	-	-	-	-
Vessels and equipment, net	1,203,003	1,103,137	653,496	668,141	659,018
Vessels under capital lease, net	501,904	515,666	992,563	893,172	789,558
Total assets	2,232,634	2,077,772	2,492,436	2,359,729	2,573,610
Current portion of long-term debt	64,306	105,629	74,504	71,395	80,037
Current portion of obligations under capital leases	5,909	5,766	8,588	6,006	5,678
Long-term debt	707,243	691,549	707,722	737,226	735,629
Long-term obligations under capital leases (6)	399,934	406,109	844,355	784,421	1,024,086
Non-controlling interests (7)	78,055	188,734	162,673	41,688	36,983
Stockholders' equity	677,765	410,588	495,511	452,145	552,532
Common shares outstanding (3)	80,237	67,808	67,577	67,577	67,577

	2011	2010	2009	2008	2007
Cash Flow Data:
Net cash provided by operating activities	116,608	51,710	43,763	48,495	73,055
Net cash (used in) provided by investing activities	(298,644)	364,736	(56,460)	(83,548)	224,435
Net cash provided by (used in) financing activities	84,232	(373,960)	78,814	(94,572)	(168,367)

Fleet Data (unaudited)
Number of vessels at end of year (8)	12	12	13	14	12
Average number of vessels during year (8)	12	12.7	13	13	12
Average age of vessels (years)	18.8	17.8	15.6	13.9	14.7
Total calendar days for fleet	4,380	4,644	4,892	4,836	4,380
Total operating days for fleet (9)	3,255	2,939	3,351	3,617	3,732

Other Financial Data (Unaudited):
Average daily time charter equivalent earnings ("TCE") (10)	$87,700	$57,200	$47,400	$47,500	$51,000
Average daily vessel operating costs (11)	$14,354	$12,080	$13,410	$13,041	$12,097

Footnotes

(1)	Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(2)
All of our vessels have been operated under time charters during the periods presented. Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

Charter-hire expense refers to the expenses related to vessels chartered-in under operating leases, all of which expired in September 2010 or earlier.

(3)
Basic earnings per share are calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding.  Treasury shares are not included in this calculation.  The calculation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(4)
During 2010, our board of directors declared and paid to our common shareholders three special dividends (with an aggregate value of $0.73 per share) that each consisted of the distribution of one share of Golar Energy for every seven shares of Golar LNG Limited.

(5)
Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments, deposits made in accordance with our contractual obligations under our equity swap line facilities or bid bonds for project tenders we may enter.

(6)
During the years presented, we have entered into lease financing arrangements in respect of eight of our vessels. In respect of six of these leases we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on those deposits, equal the approximate remaining amounts we owe under the capital lease arrangements. When interest rates increase and there is a surplus in the restricted cash account, that surplus is released to the Company as working capital. Similarly, when interest rates decrease and there is a deficit, those deficits are funded out of the Company's working capital.  In these instances, we consider payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation is the repayment of the related term loans. During 2010, the outstanding lease liability on five vessels was settled, when we repaid the respective lease financing obligations out of the related restricted cash deposits.  Under U.S. GAAP, we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets on our balance sheet.  This accounting treatment has the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  As of December 31, 2011, our restricted cash balance with respect to our lease financing arrangements was $190.5 million.

(7)
As of December 31, 2011, our non-controlling interests refer to a 40% ownership interest held by CPC Corporation, Taiwan or CPC, in the Golar Mazo, and a 35% ownership interest held by private investors in Golar Partners following its initial public offering in April 2011.

In addition, as of December 31, 2010 and 2009, our non-controlling interests included 39% and 26%, respectively, in Golar Energy which until July 4, 2011, was listed on the Oslo Stock Exchange.

(8)
In each of the periods presented above, we had a 60% ownership interest in one of our vessels and a 100% ownership interest in our remaining vessels except for periods when we chartered-in vessels under short term charters (one in 2010 and two in each of 2009 and 2008).

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

(10)
Non-GAAP Financial Measures
TCE: Represents the average time charter equivalent, or TCE, of our fleet. TCE rate is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE.

(11)	We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands of U.S.$, except number of days and average daily TCE)
Total operating revenues	299,848	244,045	216,495	228,779	224,674
Voyage expenses	(6,042)	(20,959)	(20,093)	(24,483)	(10,763)
	293,806	223,086	196,402	204,296	213,911
Calendar days less scheduled off-hire days	3,352	3,901	4,145	4,298	4,197
Average daily TCE (to the closest $100)	87,700	57,200	47,400	47,500	51,000

  B.           Capitalization and Indebtedness

Not Applicable.

C.             Reasons for the Offer and Use of Proceeds

Not Applicable.

D.             Risk Factors

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

Our loan and lease agreements impose, and future financial obligations may impose, operating and financial restrictions on us.  These restrictions may require the consent of our lenders and our lessors, or may prevent or otherwise limit our ability to, among other things:

•	merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of their assets;

•	make or pay equity distributions;

•	incur additional indebtedness;

•	incur or make any capital expenditures;

•	materially amend, or terminate, any of our current charter contracts or management agreements; or

•	charter our vessels.

Our loan and lease agreements also require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), ratios of net debt to earnings before interest, tax, depreciation and amortization and the level of stockholders' equity, minimum loan to value clauses and debt service coverage ratios.  If we were to fall below these levels without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease agreements and the due date of our debt could be accelerated and our lease agreements terminated, which could result in the loss of our vessels.

As of December 31, 2011, we were in compliance with all our debt covenants under our various debt agreements with the exception of one of our subsidiaries, Golar Partners, in respect of its consolidated net worth covenant under its Golar LNG Partners credit facility. In respect of this covenant under this facility, Golar Partners received a waiver from its lenders in March 2012, which was effective as of December 31, 2011 and for the period ending December 31, 2011. Please read Item 13, "Defaults, Dividend Arrearages and Delinquencies" for further detail.

In addition, if the ownership interest in us controlled by World Shipholding Ltd, or World Shipholding, a Liberian company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, decreased below 25% of our share capital, a default of some of our loan agreements and lease agreements to which we are a party would occur.

Our obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels.  If we are unable to comply with the financial covenants contained in our loan and lease agreements or if we are in any other form of default, such as payment default, we could face acceleration of the due date of our debt and the loss of our vessels.

Servicing our debt and lease agreements substantially limits our funds available for other purposes.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt and lease agreements.  As of December 31, 2011, our net indebtedness (including loan debt, capital lease obligations, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $897.2 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity and non-controlling interests) was 0.54.

Our consolidated debt and capital lease obligations could increase substantially.  We will continue to have the ability to incur additional debt.  Our level of debt could have important consequences to us, including:

•
Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favourable terms;

•
We will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to stockholders;

•	Our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	Our debt level may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.

Delay or default by the shipyards or if the shipyards do not meet certain performance requirements, our earnings and financial condition could suffer.

We currently have firm contracts for the construction of 13 newbuildings, including 11 LNG carriers and two FSRUs for an aggregate purchase price of approximately $2.7 billion.  As of April 27, 2012, we paid to the shipyards a total of $293.2 million of the aggregate purchase price.  Two of our newbuilds are contracted with Hyundai Samho Heavy Industries Co., Ltd., or Hyundai and eleven of our newbuilds are contracted with Samsung Heavy Industries Co. Ltd., or Samsung.  In the event shipyards do not perform under the contracts discussed above and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, these projects are subject to the risk of delay or default by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessels, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

Completion of our newbuilding program is dependent on our obtaining additional financing.

As of  April 27, 2012, we had $2.4 billion in remaining yard installment payments relating to the construction cost of 13 newbuildings which are scheduled to be delivered to us between 2013 through 2015.  We believe our existing credit facilities provide us with sufficient borrowings to meet our obligations under our newbuilding contracts for 2012. As is standard in the LNG shipping industry we expect to finance between 50 to 70 per cent, and potentially more, of the construction cost of the newbuilds through traditional bank financing.  In the case of vessels that we are able to obtain term charter coverage, the debt finance percentage may increase significantly.  Alternatively, if market and economic conditions favor equity financing, we may raise additional equity through Golar or Golar Partners.  For information concerning our future financing plans, see Item 5. "Operating and Financial Review and Prospects, Liquidity and Capital Resources – Medium to Long Term Liquidity and Cash Requirements".  While we believe we will be able to arrange financing for the full amount of our newbuilding payments, to the extent we do not timely obtain necessary financing, the completion of our newbuildings could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard and in relation to the newbuilding contract any deficiency if the shipyard is not able to recover its costs from the sale of the newbuilding.

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

In addition, the Golar Spirit and Golar Winter are employed by Petrobras in Brazil.  As a result, we are required to hire a certain portion of Brazilian personnel to crew these vessels in accordance with Brazilian law.  Any inability to attract and retain qualified Brazilian crew members could adversely affect our business, results of operations and financial condition and could significantly reduce our ability to make distributions to our shareholders.

We generate a substantial majority of our revenue from a limited number of customers under long-term agreements.  The loss of any customer or a customer's inability to pay for our services could result in a significant loss of revenue.

During the year ended December 31, 2011, we received the majority of our total operating revenues from four customers: Petrobras (31%), Dubai Supply Authority, or DUSUP, (16%), Pertamina (13%), and Qatar Gas Transport (12%).

We may be unable to retain our existing customers if:

1.	our customers are unable to make charter payments because of their financial inability, disagreements with us or otherwise.

2.	in certain circumstances, our customers may exercise their right to terminate their charters early, in the event of:

a.	a loss of the vessel or damage to it beyond repair;

b.	a default of our obligations under the charter, including prolonged periods of off-hire;

c.	a war or hostilities that would significantly disrupt the free trade of the vessel;

d.	a requisition by any governmental authority; or

e.
the charterers Petrobras and DUSUP with respect to the Golar Spirit, Golar Winter and Golar Freeze, upon six months' written notice at any time after the fifth anniversary of the commencement of the charter, exercising their option to terminate the charter upon payment of a termination fee.

3.
there is a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest, any of which may prevent us from performing services for that customer.

If any of our existing charters are terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us as terminated charters or at all.  If we are unable to re-deploy a vessel for which a charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

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

One of our principal objectives is to enter into additional medium or long-term, fixed-rate time charters for our LNG carriers and FSRUs. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG carrier or FSRU time charters are awarded based upon a variety of factors relating to the vessel operator, including but not limited to:

•	LNG shipping and FSRU experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service and safety;

•	technical ability and reputation for operation of highly specialized vessels, including FSRUs;

•	quality and experience of seafaring crew;

•	the ability to finance FSRUs and LNG carriers at competitive rates, and financial stability generally;

•
construction management experience, including, (i) relationships with shipyards and the ability to get suitable berths; and (ii) the ability to obtain on-time delivery of new FSRUs and LNG carriers according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies.  Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do.  We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the FSRU market and LNG transportation market.  This increased competition may cause greater price competition for time charters.  As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

Our growth also depends on continued growth in demand for LNG, FSRUs and LNG carriers.

Our growth strategy focuses on expansion in the floating storage and regasification sector and the LNG shipping sector.  While global LNG demand has continued to rise, the rate of its growth has fluctuated for several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources in regions such as North America.  Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs and LNG carriers, which could be negatively affected by a number of factors, including but not limited to:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas;

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

We operate the majority of our vessels on medium- and long-term fixed-term charters and some of our vessels in the spot/short-term charter market for LNG vessels.  Failure to find profitable employment for these vessels, or our other vessels following completion of their fixed-term agreements, could adversely affect our operations.

We currently own and operate a fleet of thirteen vessels, including nine LNG carriers and four FSRUs.  Our vessels are employed on medium and long-term charters expiring between 2015 and 2024.   We recently re-activated two of our LNG carriers, the Golar Gandria and the Hilli.

Our remaining LNG vessels are available for hire in the spot/short-term charter market, the market for chartering an LNG carrier for a single voyage, or for a short time period of up to 2 years.  Medium to long-term time charters generally provide reliable revenues but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable.

The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.

We also cannot assure you that we will be able to successfully employ our vessels in the future or re-deploy our LNG carriers and FSRUs following completion of their fixed-term agreements at rates sufficient to allow us to operate our business profitably or meet our obligations.  If we are unable to re-deploy an LNG carrier or FSRU, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain that vessel in proper operating condition.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter in the future, contracts, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps.  Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The current and future state of the global financial markets and current economic conditions may adversely impact our ability to obtain new financing or to refinance our existing debt portfolio on terms acceptable to us, which would negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

A principal component of our strategy is to expand profitably into other areas of the LNG industry such as regasification and floating power and liquefaction projects that are beyond the traditional transportation of LNG.  Our ability to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.  Other than the recent FSRU conversions of the Golar Spirit, the Golar Winter, the Golar Freeze and the Nusantara Regas Satu (formerly named the Khannur), we are not engaged in any other LNG industry businesses.  Our expansion into other LNG activities may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development.

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

Significant demands are placed on our management as a result of our growth.  As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control.  In addition, the management of our publicly traded subsidiary, Golar LNG Partners LP (NASDAQ: GMLP), and supervision of the construction of our 13 newbuilding vessels have increased the complexity of our business and placed additional demands on our management.  Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives.  While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2011, we had total outstanding long-term debt and net capital lease obligations (net of restricted cash) of $986.9 million, of which $32.3 million was exposed to a floating interest rate.  In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations.  As of December 31, 2011, we entered into interest rate swap agreements to fix the interest rate on approximately $899.1 million of floating rate bank debt and capital lease obligation.  Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement.  Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  Our current fleet has a weighted average age of approximately 18.8 years.  While we have converted four of our first generation LNG carriers into FSRUs, as our fleet ages, we will incur increased costs.  Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels.  Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, including environmental regulations, safety regulations, or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels to comply with safety or environmental laws or regulations that may be enacted in the future.  These laws or regulations may also restrict the type of activities in which our vessels may engage or prohibit their operation in certain geographic regions.  We cannot predict what alterations or modifications our vessels may be required to undergo as a result of requirements that may be promulgated in the future.  As our vessels age, market conditions might not justify any required expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may not be able to obtain financing to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FSRUs, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities.  Use of cash from operations may reduce the amount of cash available for dividend distributions.  Our ability to obtain bank financing or to access the capital markets for any future debt or equity offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.  Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends.  The issuance of additional equity securities would dilute your interest in us and reduce dividends payable to you.  Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

Our principal currency for our operations and financing is the U.S. dollar.  We generate majority of our revenues in the U.S. dollar other than the revenues earned by the Golar Spirit and the Golar Winter, which are payable in Brazian Reals.  We incur capital, operating and administrative expenses in multiple currencies.

Because a portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, the British pound, or GPB, and the Norwegian Kroner, which could affect the amount of net income that we report in future periods. We use financial derivatives to hedge some of our currency exposure, including without limitation, our exposure to our two U.K. tax leases that are denominated in GBP and our FSRU conversion contracts.  Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Our joint venture agreement with CPC Corporation, Taiwan, or CPC, with respect to the Golar Mazo contains provisions that may limit our ability to sell or transfer our interest in the Golar Mazo, which could have a material adverse effect on our cash flows and affect our ability to make distributions to our shareholders.

We have entered into a joint venture agreement with CPC for the joint ownership of the Golar Mazo.  We have a controlling 60% interest in the joint venture, subject to certain negative controls held by CPC, which owns the remaining 40% interest.  Under the joint venture agreement, no party may sell, assign, mortgage, or otherwise transfer its rights, interests or obligations under that agreement without the prior written consent of the other party.  If we determine that the sale or transfer of our interest in the Golar Mazo is in our best interest, we must provide CPC notice of our intent to sell or transfer our interest and grant CPC a right of first refusal to purchase our interest.  If CPC does not accept the offer within 60 days after we notify CPC, we will be free to sell or transfer our interest to a third-party.  Any delay in the sale or transfer of our interest in the Golar Mazo or restrictions in our ability to manage the joint venture could have a material adverse effect on our cash flows and affect our ability to make distributions to our shareholders.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Related to Our Industry

The operation of LNG carriers and FSRUs is inherently risky, and an incident resulting in significant loss or environmental consequences involving any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	piracy;

•	environmental accidents;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues.  Additionally, the involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable LNG carrier operator.

If our vessels suffer damage, they may need to be repaired.  The costs of vessel repairs are unpredictable and can be substantial.  We may have to pay repair costs that our insurance policies do not cover.  The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.  If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends.  Further, the total loss of any of our vessels could harm our reputation as a safe and reliable LNG Carrier and FSRU owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

We expect that, as a result of the factors discussed above, some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities may be abandoned or significantly delayed. If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

LNG facilities, shipyards, vessels (including FSRUs and conventional LNG carriers), pipelines and gas fields could be targets of future terrorist attacks or piracy.  Terrorist attacks, war or other events beyond our control that adversely affect the production, storage, transportation or regasification of LNG to be shipped or processed by us could entitle our customers to terminate our charters, which would harm our cash flow and our business.  Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America.  If a terrorist incident involving an LNG facility, FSRU or LNG carrier did occur, the incident may adversely affect construction of additional LNG facilities or FSRUs or the temporary or permanent closing of various LNG facilities or FSRUs currently in operation.

An over-supply of vessel capacity may lead to a reduction in charter hire rates and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, and loss of tonnage as a result of casualties. Currently, there is significant newbuilding activity with respect to virtually all sizes and classes of vessels.  While we currently believe that there is demand for additional tonnage in the near-term, an over-supply of vessel capacity combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates.  If such a reduction continues in the future, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter our vessels at all, which would have a material adverse effect on our revenues and profitability.

Hire rates for FSRUs and LNG carriers may fluctuate substantially.

Hire rates for FSRUs and LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity.  This supply-demand relationship largely depends on a number of factors outside our control.  The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict.  A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or acquire and profitably operate new FSRUs or LNG carriers.  Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.  Hire rates for FSRUs and LNG carriers correlate to the price of newbuilding  FSRUs and LNG carriers.  If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our shareholders will suffer.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Vessel values for LNG carriers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic and market conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	increases in the supply of vessel capacity;

•	the type, size and age of a vessel; and

•
the cost of newbuildings or retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures.  Moreover, the cost of a replacement vessel would be significant.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement.  If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them.  When vessel values are low, we may not be able to dispose of vessels at a reasonable price when we wish to sell vessels, and conversely, when vessel values are elevated, we may not be able to acquire additional vessels at attractive prices when we wish to acquire additional vessels, which could adversely affect our business, results of operations, cash flow, financial condition and ability to make distributions to shareholders. Please refer to Item 5. "Critical Accounting Estimates – Vessel Market Valuations" for further information.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act.  Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company.  Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries.  Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.  Investor perception of the value of our company may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels operating in international waters, now or in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization or the IMO as well as marine pollution and prevention requirements imposed by the MARPOL Convention.  In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention or the 2010 HNS Convention, if it is entered into force.  In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.  However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner's or operator's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Please see Item 4. "Information on the Company—Business Overview—Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "—Other Regulation" below for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (OPA 90), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERLA), the Clean Water Act, and the Clean Air Act.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Please read "Item 4 Information on the Business Overview—Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "Other Regulation" below for a more detailed discussion on these topics.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes.  These regulations include the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code.

Many of these requirements are designed to reduce the risk of oil spills and other pollution.  In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels.  We expect to incur substantial expenses in complying with these laws and regulation, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations.  In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Please read "Item 4 Information on the Business Overview—Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "Other Regulation" below for a more detailed discussion on these topics.

Further changes to existing environmental legislation that is applicable to international and national maritime trade may have an adverse effect on our business.

We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all LNG carriers in the marine transportation markets and offshore LNG terminals.  These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc.  The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels.  Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions.  These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.  Additonally, a treaty may be adopted in the future that includes restrictions on shipping emissions.  Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services.  For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources.  Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to our vessels, shippers of cargo or other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages.  In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings.  In a few jurisdictions, such as South Africa, claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.  The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted.  In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner under some of our present charters.  If the vessel is arrested or detained for as few as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Golar Mazo and Golar Arctic are certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas. Both Lloyds Register and Det Norske Veritas are members of the International Association of Classification Societies.  All of our vessels have been awarded ISM certification and are currently "in class".

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly.  Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable.  We would lose revenue while the vessel was off-hire and incur costs of compliance.  This would negatively impact our revenues and reduce our cash available for distributions to our shareholders.

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

As of December 31, 2011, World Shipholding, a company indirectly controlled by Trusts established by John Fredriksen, our chairman, for the benefit of his immediate family, beneficially owned approximately 46% of our outstanding common shares.  As a result, Mr. Fredriksen and his affiliated entities have the potential ability to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of all directors and other significant corporate actions.

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Generally, stock markets have recently experienced extensive price and volume fluctuations, and the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our common shares have traded on the Oslo Stock Exchange, or OSE since July 12, 2001 under the symbol "GOL" and on the NASDAQ Global Select Market, or NASDAQ, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue.  The market price for our common shares has historically fluctuated over a wide range.  In 2011, the closing market price of our common shares on the NASDAQ has ranged from a low of $15.12 on January 4, 2011 to a high of high of $45.12 per share on December 23, 2011.  As of April 20, 2012, the closing market price of our common shares on NASDAQ was $37.50.  The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares that you may have purchased at a price greater than or equal to its original purchase price.

Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Golar LNG Limited is a midstream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of LNG projects.  As of the date of this report, our fleet consisted of 13 vessels and 13 newbuildings.

We were incorporated as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.  Our telephone number at that address is 1 (441) 295-4705.  Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom and our telephone number at that address is +0 44 207 063 7900.

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation, or Gotaas-Larsen. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, acquired Osprey, which was subsequently delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and trade under the symbol "GOL" and on the NASDAQ Global Select Market in December 2002 and trade under the symbol "GLNG".  As of December 31, 2011, World Shipholding owned 46% of our issued and outstanding common shares.

Our strategy to become a floating solution provider began in 2002 when we undertook a study to consider the conversion of an existing LNG carrier into FSRU and continued in 2004 with a similar study for the conversion into a floating power generation plant, or FPGP. In December 2005, Keppel Shipyard Limited of Singapore signed a contract with us for the first ever conversion of an existing LNG carrier into a FSRU.

In April 2007, we were awarded long-term charters by Petrobras to employ Golar Winter and Golar Spirit as FSRUs, our first firm FSRU charters.

We currently have four operational FSRUs and are actively pursuing further growth as a midstream LNG company.

Vessel acquisitions, disposals, conversions and other significant transactions

During the three years ended December 31, 2011, we invested $451.0 million in our vessels, equipment and newbuildings.

During 2008 and 2009, we entered into time charter agreements which required the conversion or modification of two LNG carriers, the Golar Winter and the Golar Freeze into FSRUs.  We entered into 10-year time charter agreements with Petrobras for Golar Winter and with DUSUP for the Golar Freeze that commenced upon delivery of each of these vessels.  Employment commenced in September 2009 for the Golar Winter and May 2010 for the Golar Freeze.

In April 2011, we entered into a time charter agreement with Nusantara Regas for the West Java FSRU project which required the retrofit of the Nusantara Regas Satu (formerly named the Khannur) into an FSRU and the provision of associated mooring infrastructure.  The vessel completed its FSRU retrofitting in April 2012. The project represents our fourth FSRU project and is for a period of approximately 11 years with automatic conditional extension options up to 2025.

As of April 27, 2012, we have entered into newbuilding contracts for the construction of 11 LNG carriers and two FSRUs for a total cost of $2.7 billion.  Five of these vessels, including one FSRU, are scheduled for delivery in 2013, seven vessels, including one FSRU, are scheduled for delivery in 2014 and one vessel is scheduled for delivery in 2015.

Investments

During the three years ended December 31, 2011 and through April 27, 2012, we acquired and divested interests in a number of companies including:

In July 2008, we invested an initial sum of $22.0 million in a (50:50) Dutch Antilles incorporated joint venture named Bluewater Gandria N.V., or Bluewater Gandria, with Bluewater Energy Services B.V., or Bluewater, formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  The initial equity investment was used to acquire a 1977 built LNG carrier for conversion and use as a FSRU.  In January 2012, Bluewater Gandria became a wholly owned subsidiary of the Company pursuant to our acquisition of the remaining 50% equity interest for $19.5 million.

 In December 2005, we entered into an agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services to establish a jointly owned company ECGS, to develop hydrocarbon businesses in Egypt and in particular LNG related businesses.  In March 2006, the Company acquired 500,000 common shares in ECGS at a subscription price of $1 per share.  This represented a 50% interest in the voting rights of ECGS. ECGS is an incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties.  Accordingly, the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it to have joint significant influence.  In December 2011, ECGS called up its remaining share capital amounting to $7.5 million. Of this, we paid $3.75 million in December 2011 to maintain our 50% equity interest.

In 2006, we purchased 23,000,000 shares in Liquefied Natural Gas Limited, or LNGL, an Australian publicly listed company, for a consideration of $8.6 million. During 2009 and 2010, in a series of transactions we disposed of our entire interest in LNGL resulting in gains of $8.4 million and $4.2 million, respectively.

Public Offerings

Golar LNG Partners LP ("Golar Partners")

In April 2011, we completed a public offering of 13,800,000 common units (including 1,800,000 units issued due to the exercise of the over-allotment option) of our subsidiary, Golar Partners, at a public offering price of $22.50 per unit, for net proceeds of $287.8 million. As a result of the offering our ownership of Golar Partners was reduced to 65% (including our 2% general partner interest).  Golar Partners is a Marshall Islands Partnership formed by us in 2008, which as ofApril 27, 2012 owned and operated a fleet of two LNG carriers and three FSRUs each under long-term charters. Golar Partners is listed on the NASDAQ stock exchange under the symbol "GMLP".

Golar LNG Energy Limited ("Golar Energy")

In August 2009, we completed a private placement offering of our subsidiary, Golar Energy, which collectively owned eight vessels, a 50% equity interest in another and certain other investments, for 59,800,000 new ordinary shares (including 4,800,000 shares issued upon the exercise of the underwriter's overallotment option) at a price of $2 per share, for net proceeds of $115.4 million. As a result of the offering our ownership was reduced to 68%.

Between April 2011 and June 2011, in a series of transactions we acquired 92,300,000 shares in Golar Energy, increasing our ownership to 100%.  Of the shares acquired, 70,300,000 were exchanged for newly issued shares in Golar (amounting to 11,600,000 Golar shares) and the balance acquired at a price of $5 per share amounting to $110 million.  On July 4, 2011, Golar Energy was delisted from the Norwegian stock exchange, Oslo Axess.

Oslo Stock Exchange

In April 2012, the Company announced that it will in the near term call for an extraordinary shareholder meeting ("EGM") to obtain shareholder approval to delist from the Oslo Stock Exchange. In accordance with Oslo Stock Exchange rules, such a delisting requires the approval of two thirds of the shareholders present at the EGM. The Company's major shareholder, World Shipholding which owns 46.0% intends to vote in favor of the delisting.

LNG trading – business segment

During 2010, Golar established a wholly owned subsidiary, Golar Commodities which positioned the company in the market for managing and trading LNG cargoes. Activities include structured services to outside customers, the buying and selling of physical cargoes as well as proprietary trading. During the third quarter of 2011 Golar determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities has no open trades as of the end of the year.

B.      Business Overview

We are a leading independent owner and operator of LNG carriers and FSRUs.  As of April 27, 2012, we had a fleet of 13 vessels, consisting of nine LNG carriers and four FSRUs.  As of April 27, 2012, we have entered into newbuilding contracts for the construction of 11 LNG carriers and two FSRUs with scheduled deliveries in 2013 through early 2015.  We are seeking to further develop our business in other midstream areas of the LNG supply chain other than shipping, in particular innovative LNG solutions such as FSRUs and floating LNG production.

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

According to the EIA International Energy Outlook for 2011, worldwide energy consumption is projected to increase by 53% from 2008 to 2035, with total energy demand in non-OECD countries increasing by 85%, compared with an increase of 18% in OECD countries.  Natural gas consumption worldwide is forecasted to increase by 52%, from 111 trillion cubic feet (or Tcf) (3,143 billion cubic meters (or bcm)) in 2008 to 169 Tcf (4,417 bcm) in 2035.  Although the global recession resulted in an estimated decline of 2.0 trillion cubic feet in natural gas use in 2009, robust demand returned in 2010, and consumption exceeded the level recorded before the downturn.  Natural gas use continues to be the fuel of choice for many regions of the world in the electric power and industrial sectors.

The primary factors contributing to the growth of natural gas demand include:

•
Environmental:  Natural gas is a clean-burning fuel.  It produces less carbon dioxide and other pollutants and particles per unit of energy produced than coal, fuel oil and other common hydrocarbon fuel sources;

•
Demand from Industry and Power Generation:  According to the EIA, electricity generation increases by 84%, from 19.1 trillion kilowatthours in 2008 to 25.5 trillion kilowatthours in 2020 and 35.2 trillion kilowatthours in 2035.  Over the 2008 to 2035 projection period, natural-gas-fired electricity generation increases by 2.6% per year.  Natural-gas-fired combined-cycle technology is an attractive choice for new power plants because of its fuel efficiency, operating flexibility, low emissions, and relatively low capital costs.  The industrial and electric power sectors together account for 87% of the total projected increase in natural gas consumption;

•	Market Deregulation: Deregulation of the natural gas and electric power industries in the United States, Europe and Japan has resulted in new entrants and an increased market for natural gas;

•
Significant Natural Gas Reserves:  According to EIA estimates, as of January 1, 2011, the world's total proved natural gas reserves were 6,675 Tcf (189,014 bcm), 1% higher than the 2010 estimate.  Current estimates of natural gas reserve levels indicate a large resource base to support growth in markets through 2035; and

•
Emerging Economies:  According to the EIA, natural gas consumption is forecasted to increase by an average of 2.2% per year through 2035 in non-OECD countries, compared to an average of 0.8% per year in OECD countries.  As a result, non-OECD countries are expected to account for 76% of the total increase in natural gas consumption over the period from 2008 to 2035.

These factors, in addition to overall global economic growth, are expected to contribute to an increase in the consumption of natural gas.  There is a growing disparity between the amount of natural gas produced and the amount of natural gas consumed in many major consuming countries, which will likely cause those countries to rely on imports for a greater portion of their natural gas consumption.  Importers must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships.  LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea.  Upon arrival at its destination, LNG is returned to its gaseous state at regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2011,  worldwide proved natural gas reserves were 6,675 Tcf (189,014 bcm).  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 54% of the world's natural gas reserves as of January 1, 2011, and the United States is the fifth largest holder of natural gas reserves at 4.1% of the world's reserves.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane.  Although reserves of unconventional natural gas are unknown, the EIA predicts a substantial increase in natural gas supplies from unconventional formations in the future, especially from the United States but also from Canada, France, Poland, Turkey, Ukraine, South Africa, Morocco, Chile, Mexico, China, Australia, Libya, Algeria, Argentina and Brazil.  Shale gas production has been particularly prolific increasing by over 5 billion cubic feet (or Bcf) per day since the beginning of 2007.  This increase largely results from recent advances in horizontal drilling and hydraulic fracturing technologies, especially in the U.S.  These technologies have made it possible to exploit the U.S.'s vast shale gas resources.  Rising estimates of shale gas resources have helped to increase estimates of the total U.S. natural gas reserves by almost 50% over the past decade.  The EIA expects shale gas to comprise 47% of U.S. natural gas production in 2035.  Increases in U.S. shale gas production more than offset declines in conventional natural gas production, growing more than fivefold from 2.2 trillion cubic feet in 2008 to 12.2 trillion cubic feet in 2035.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear.  The following factors will be primary indicators of future demand for LNG in the United States:

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

The LNG Fleet

As of the end March 2012, the world LNG carrier fleet consisted of 367 LNG carriers (including FSRUs and Regasification Vessels and 8 vessels currently in lay-up).  By the end of March 2012, there were orders for 79 new LNG carriers (including 1 small vessel with a capacity of 15,600m3 and 2 production units), including 57 orders placed in 2011 alone, with the bulk of ordered vessels scheduled for delivery in 2013-2014.

The order book has now defined the next generation of tradeable tonnage in regards to size and propulsion.  The current "standard" size for LNG carriers is approximately 160,000 cbm, up from 125,000 cbm during the 1970's, while  propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Disesel Electric (D/TFDE).

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

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 72% employ the membrane containment system, 26% employ the Moss system and the remaining 2% employ other systems.  Most newbuilds on order employ the membrane containment system, because it most efficiently utilizes the entire volume of a ship's hull. In general, the construction period for an LNG carrier is approximately 28-34 months.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather.  In general, the tanker industry including the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago as new uses for LNG have developed, spreading consumption more evenly over the year.  There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets and a pronounced higher seasonal demand during the winter months for heating in other markets.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG regasification vessels are commonly known as FSRUs. The figure below depicts a FSRU.

The FSRU regasification process involves the vaporization of LNG and injection of the resultant natural gas directly into one or more pipelines. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently alongside (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore (sometimes referred to as energy bridge); and

•	shuttle carriers that regasify and discharge their cargos alongside.

Our business model to date has been focused on FSRUs that are permanently offshore or alongside and focused on continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets.

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

In addition, the flexibility afforded by floating LNG regasification facilities provide an advantage over onshore facilities. A floating regasification vessel can load, store and regasify LNG before delivering the natural gas to market. It can be operated partially as a conventional trading ship that transports and regasifies its own cargo, or as a mother-ship that processes supplies received by way of ship-to-ship transfers. FSRUs can also be moved to (and operated at) a different location if required, which is particularly beneficial in markets where demand for LNG is seasonal. Additionally, FSRUs offer quicker access to LNG supply for markets that lack onshore regasification infrastructure.  The FSRU can therefore not only replace a land based terminal and remain a fixed and permanent facility over the long-term but as well, complement land regasification terminal by providing storage and regasification to a market while the longer lead land terminal is being constructed.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are only a limited number of  companies, including Golar as well as Exmar, Excelerate Energy, and Hoegh LNG that are operating  FSRU terminals for LNG importers around the world. In this regard, we were the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

As of February 2012, an estimated 13 FSRUs are operational with an additional seven under construction.

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

Competition – LNG Carriers and FSRUs

While the majority of the existing world LNG carrier fleet is employed on long-term charters, there is competition for the employment of vessels whose charters are expiring and for the employment of vessels which are not dedicated to a long-term contract.  Competition for mid- and long-term LNG charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less. Recent market developments have seen a considerable tightening in the supply/demand balance leading to a sharp increase in employment and hire rates.

Today, Golar maintains a strong position in the LNG Carrier and FSRU market as the largest independent owner and operator of LNG carriers and FSRUs in the world.   Our existing fleet includes 13 vessels (nine LNG carriers and four FSRUs) and a newbuilding order book of 13 vessels: 11 LNG carriers and two FSRUs. Our LNG carrier newbuildings are scheduled to be delivered from the third quarter of 2013 into early 2015 with storage capacity of approximately 160,000 m3 to 162,000 m3 storage; 0.1% boil-off rate; tri-fuel engines; and capable of charter speeds of up to 19.5 knots.  Our newbuild FSRUs range in capacity from 160,000 m3 to 170,000 m3 and can provide regasification throughput of up to 750 MCFD (or 5.8 MTA). The FSRUs can, subject to the customer's requirements, remain classified as an LNG Carrier, flexible for LNG carrier service or be classified for as an offshore unit, remaining permanently moored at site for a long contract duration.

We believe that we are one of the world's largest independent LNG carrier and FSRU owners and operators.

We compete with other independent shipping companies who also own and operate LNG carriers.

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

FSRUs are in an early stage of their commercial development and thus there is less competition in that market than in the more mature commercial market of LNG carriers.  As such there are only a limited number of FSRU owners and operators today and they include Excelerate Energy, Hoegh LNG, Exmar, Teekay LNG, and MISC Berhad.

Our Business Strategy

We are one of the world's largest independent owners and operators of floating assets in the midstream of the LNG value industry with experience spanning four decades.  We own and operate an existing fleet of 13 vessels consisting of nine LNG carriers and four FSRU's.  Our chartering relationships include Qatar Gas, BP, Shell, BG, Pertamina, Petrobras, and the Dubai Supply Authority.   Our strategy is to grow our business and to provide significant returns to our shareholders while providing safe, reliable and efficient LNG shipping and FSRU service to our customers.

In response to strengthening industry dynamics, we have committed to a significant fleet expansion strategy.  Currently, we have on order 13 newbuild vessels (11 LNG carriers and 2 FSRUs).  All of these vessels, 11 of which are being built by Samsung and two by Hyundai will deploy state of the art technology and are configured to be very attractive to the chartering community with high performance specifications. Our unique position with respect to the main LNG shipbuilding yards has afforded us the opportunity to achieve very good pricing and payment terms.  These vessels will be delivered from the yards beginning in September 2013 and continuing through 2014 and early 2015. We believe we will be well positioned to charter our vessels in view of the anticipated significant new LNG production that is scheduled to come to market over the next several years.

We are an industry leader in FSRUs having been the first to convert an existing LNG carrier for such service.  We now have two FSRUs operating in Brazil, one in Dubai and a fourth commencing operations in 2012 in Indonesia.  We have a track record for successful operations on our projects which we plan to use as a foundation for further growth as more and more markets look to this technology to provide dependable access to incremental energy imports to fuel their economies.  Adding high efficiency, high capacity newbuild FSRUs to our experience operating in this sector positions us to grow our business in this area.

We continue to invest in both established and newly developed LNG operations and technologies, including floating LNG production and floating power production from natural gas. We expect to continue our focus on these LNG solutions and related shipping services as an area for our development.

Since 2011, our joint venture technical management company, Golar Wilhelmsen, has been providing high quality operations performance for the Company's fleet.  Due to unique characteristics of LNG shipping, there is a heightened requirement for exceptional safety performance and high efficiency operations.   Through our 60% ownership of this joint venture with Wilhelmsen Ship Management Norway As or Wilhelmsen, we maintain joint control of the technical management of the vessels while still benefiting from the requisite systems provided by a large scale ship management company such as Wilhelmsen Management can provide.  We will continue to maintain a priority on high quality operations for our vessels.  This will continue to enhance our relationships with our charterers and as the requirement for shipping capacity goes through the upcoming growth trend, we will be secure in our position as a favoured service provider to the chartering community at large.

In April of 2011 we successfully launched Golar Partners.  Through this IPO we raised over $287.8 million (net proceeds), which was primarily used to fund our growth strategy.  Golar Partners owns and operates LNG carriers and FSRUs that have stable cash flows attached to them via long-term charter party agreements with credit worthy charterers.  Since April 2011, the subsidiaries which owned and operated the Golar Freeze were sold to Golar Partners for $330 million.  Golar Partners also has the option to acquire the Nusantara Regas Satu. We expect to sell additional vessels to Golar Partners when and if we secure long-term contracts for them.

We will consider the acquisition of new assets from third parties or through newbuilding contracts to support our business expansion.  As of April 27, 2012, we have entered into newbuilding contracts for the construction of 11 LNG carriers and two FSRUs for a total contracted cost of $2.7 billion.  These vessels are expected to be delivered between 2013 and to early 2015.

Customers

We received a substantial majority of our revenue from long-term charter agreements with the following customers: Petrobras, DUSUP, Pertamina and Qatar Gas Transport Company, BG and Shell.

Since July 2008, we have chartered vessels to Petrobras under 10-year charters. Our revenues from Petrobras for the years ended 2011, 2010 and 2009 were $93.7 million (31%), $90.7 million (37%) and $57.6 million (27%), respectively. Petrobras currently charters two vessels from us.

Since 2010, we have chartered one of our vessels to DUSUP. Our revenues from DUSUP were $47.1 million (16%) and $29.9 million (12%) for the years ended 2011 and 2010, respectively.

Since 1989, we have chartered vessels to Pertamina. Our revenues from Pertamina were $37.8 million (13%), $36.9 million (15%) and $37.6 million (17%) for the years ended 2011, 2010 and 2009, respectively.  Pertamina currently charters one vessel from us.

Since 2000, we have chartered vessels to BG.  Our revenues from BG were $25.1 million (8%), $49.1 million (20%) and $61.3 million (28%) for the years ended 2011, 2010 and 2009, respectively. BG currently charters one vessel from us.

Since 2006, we have chartered vessels to Shell, although these charter have now all expired.  Our revenues from Shell were $5.1 million (2%), $25.4 million (10%) and $45.6 million (21%) for the years ended 2011, 2010 and 2009, respectively.

We continue to develop relationships with other major players in the LNG industry and with new customers.

Our Fleet

Current Fleet

As of April 27, 2012, we operated a fleet of 13 vessels, consisting of nine LNG carriers and four FSRUs. Our current fleet represents approximately 4% of the worldwide LNG carrier fleet (of vessels larger than 100,000 cbm) by number.  We lease three LNG carriers under long-term financial leases, we own nine vessels and we have a 60% ownership interest in another LNG carrier through a joint arrangement with the CPC Corporation, Taiwan, the Taiwanese state oil and gas company.

During 2011, we entered into firm contracts to build seven LNG carriers and two FSRUs.  In addition, in February 2012, we entered into newbuild contracts for the construction of an additional four LNG carriers.

The following table lists the LNG carriers and FSRUs in our current fleet including our newbuildings as of April 27, 2012:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Existing Operating LNG carriers and FSRUs
Hilli	1975	125,000	MI	Moss	n/a (1)	n/a	n/a
Gimi	1976	125,000	MI	Moss	GDF Suez	2013	n/a
Golar Freeze(6)	1977	125,000	MI	Moss (FSRU )	DUSUP	2020	Terms extending up to 2025
Nusantara Regas Satu (formerly named the Khannur)	1977	125,000	MI	Moss (FSRU)	Nusantara Regas (2)	2021	2025
Golar Spirit (6)	1981	128,000	MI	Moss (FSRU )	Petrobras	2018	A three-year term and an additional two-year term
Golar Mazo (3) (6)	2000	135,000	LIB	Moss	Pertamina	2017	Two additional five-year terms
Methane Princess (5) (6)	2003	138,000	MI	Membrane	BG	2024	Two additional five-year terms
Golar Winter (5) (6)	2004	138,000	MI	Membrane (FSRU )	Petrobras	2024	n/a
Golar Viking	2005	140,000	MI	Membrane	Qatar Gas Transport (Nikilat)	2012	n/a
Golar Grand (5)	2006	145,700	MI	Membrane	BG	2015	2018
Golar Maria	2006	145,700	MI	Membrane	Qatar Gas Transport (Nikilat)	2012	n/a
Golar Arctic	2003	140,000	MI	Membrane	Major Japanese trading company	2015	n/a
Golar Gandria (4)	1977	126,000	NIS	Moss	n/a(1)	n/a	n/a

Newbuildings (7)
Newbuilding Hull 2021	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2022	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2023	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2024	2014	160,000	MI	Membrane (FSRU)	n/a	n/a	n/a
Newbuilding Hull 2026	2013	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2027	2014	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2031	2013	170,000	MI	Membrane (FSRU)	n/a	n/a	n/a
Newbuilding Hull 2047	2014	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2048	2014	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull S658	2014	162,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull S659	2014	162,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2055	2014	160,000	MI	Membrane	n/a	n/a	n/a
Newbuilding Hull 2056	2015	160,000	MI	Membrane	n/a	n/a	n/a

Key to Flags:
LIB – Liberian, MI – Marshall Islands, NIS – Netherlands Antilles
(1)	Re-activation works in respect of the Hilli and the Gandria have been completed in April 2012.
(2)
On April 26, 2011, we entered into a time charter agreement with Nusantara Regas, which is a joint venture between PT Pertamina (PERSERO), or Pertamina, and PGN (a joint venture between Pertamina and Progress Energy, Inc.).  The FSRU retrofitting work on the Nusantara Regas Satu has been completed in April 2012 and is expected to commence its long-term charter with Nusantara Regas in the beginning of May 2012.

(3)	We have a 60% ownership interest in the Golar Mazo with the remaining 40% owned by CPC Corporation, Taiwan.
(4)	In January 2012, we acquired the remaining 50% equity interest in our associate, Bluewater Gandria which owned the vessel.
(5)
We have entered into lease financing arrangements in respect of three of our vessels, the Golar Grand, the Golar Winter and the Methane Princess, which are classified as capital leases.  When we enter into capital leases for our vessels, the vessels are recorded as assets on our balance sheet.

(6)
As of April 27, 2012, the Company has a 65% equity interest in Golar Partners, which owns and operates the Golar Spirit, the Golar Mazo, the Methane Princess and the Golar Winter.  In addition, Golar Partners acquired the Golar Freeze in October 2011 and has an option to purchase the Nusantara Regas Satu.

(7)	In February 2012, the Company ordered a further four LNG carriers, bringing our total newbuilding program to thirteen newbuilds.

Our Charters

Our vessels transport LNG from and to various facilities around the world and provide FSRU services.  Three of our vessels, the Gimi, Golar Viking and the Golar Maria, are operating under short-term charters. Two of our vessels, the Hilli and Gandria have recently been reactivated in April 2012 following their time in lay-up.  Our remaining eight vessels are on medium or long-term charters which generally provides with stable income and cash flows.

The Medium Term and Long-Term Charters

 The Golar Mazo, which we jointly own with the CPC Corporation, Taiwan, transports LNG from Indonesia to Taiwan under an 18-year time charter with Pertamina, the state owned oil and gas company of Indonesia. The contract expires at the end of 2017.  Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

The Methane Princess is currently under a long-term charter with BG to transport LNG worldwide. The contract expires in 2024.  BG has the option to extend the Methane Princess charter for two, five-year periods.

The Golar Spirit and the Golar Winter are currently under long-term charters with Petrobras to provide FSRU services.  These contracts expire in 2018 and 2024, respectively.  Petrobras has the option to terminate the charter after the fifth anniversary of delivery to Petrobras for a termination fee and also the option to extend the charter period for the Golar Spirit vessels for up to five years.

The Golar Freeze is currently under a long-term charter with DUSUP to provide FSRU services. The contract expires in 2020.  DUSUP has an option to terminate the charter in 2015 upon payment of a termination fee. DUSUP also has the option to extend this charter until October 2025.

The Nusantara Regas Satu has been awarded the FSRU project in West Java and has completed its FSRU retrofitting in April 2012 and upon delivery to West Java, it will commence its long-term charter with Nusantara Regas expected from the beginning of May 2012.  Nusantara Regas has the option to extend the Nusantara Regas Satu charter until 2026.

The Golar Grand is under a medium-term charter with British Gas to transport LNG.  The contract expires in 2015.  BG has the option to extend the Golar Grand charter for three years.

The Golar Arctic is under a medium-term charter with a major Japanese trading company.  The contract expires in 2015.

The Short-Term Charters

The Gimi, Golar Maria and Golar Viking are all on short-term charters ending during 2012 and 2013.

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

Golar Management Limited and Ship Management

Golar Management Limited, or Golar Management or the Manager, our wholly owned subsidiary which has offices in London and Oslo, provides commercial, operational and technical support and supervision and accounting and treasury services to us.

In September 2010, Golar Wilhelmsen was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS.  Golar Wilhelmsen office staff consists of existing Wilhelmsen personnel and Golar employees.  The office is located in Wilhelmsen's office facilities in Lysaker, Oslo.  Golar Wilhelmsen provides certain technical management services to our vessels.

Vessel Maintenance

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel.  It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during dry-docking.  This will reduce the overall off-hire period required for dockings and repairs.  Since we generally do not earn hire from a vessel while it is in dry-docking we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

Risk of Loss, Insurance and Risk Management

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance.  Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 218 days.  The number of deductible days varies from 14 days for the new ships to 30 days for the older ships, also depending on the type of damage; machinery or hull damage.

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

The insurers providing the covers for Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider the FSRUs as vessels for the purpose of providing insurance.  For the FSRUs we have also arranged an additional Comprehensive General Liability ("CGL") insurance.  This type of insurance is common for offshore operations and is additional to the P&I insurance.  Our cover under the CGL insurance is $150 million per unit for Golar Spirit and Golar Winter and $15 million for Golar Freeze and Nusantara Regas Satu.

We will use in our operations our thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations.  We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries assist us in managing our vessel operations.  Golar Wilhelmsen, our ship manager, received its ISO 8001 in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels, now or in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.  Our FSRUs are subject to inspections on an unscheduled basis and we expect, in the future, they will also be subject to inspection by the applicable governmental and private entities on a scheduled basis.

Golar Wilhelmsen is operating in compliance with the International Standards Organization, or ISO, Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. Golar Wilhelmsen received its ISO 9001 certification (quality management systems) in April 2011 and is in the process of receiving certification to the ISO 14001 Environmental Standard. This certification requires that we and Golar Wilhelmsen commit managerial resources to act on our environmental policy through an effective management system.

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

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our new building/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of watch keeping Officers, or STCW, also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the ISPS Code as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Golar Wilhelmsen has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See "Vessel Security Regulations" for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI "Regulations for the prevention of Air Pollution," or Annex VI, entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on Sulphur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on Sulphur content of fuel oil and allows for special areas to be established with more stringent controls on Sulphur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate). Annex VI came into force in the United States on January 8, 2009. As of the current date, all our ships delivered or dry-docked since May 19, 2005 have all been issued with IAPP Certificates.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on Sulphur emissions from ships. In Emission Control Areas, or ECAs, limitations on Sulphur emissions require that fuels contain no more than 1% Sulphur. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% Sulphur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% Sulphur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Low sulphur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators. In addition we are in the process modifying the boilers on some of our vessels to also allow operation on LSDO.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs are not likely to be material.

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

United States Environmental Regulation of LNG Vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Company's LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners' responsibilities under these laws.

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

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. We currently maintain each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility (or COFR), supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (or VGP) incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (or BMPs) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.  Since 2009, several environmental groups and industry associations filed challenges in U.S. federal court to the EPA's issuance of the Vessel General Permit. These cases brought by industry associations were consolidated for hearing in the United States Court of Appeals for the District of Columbia Circuit.  On July 22, 2011, the United States Court of Appeals for the District of Columbia Circuit issued an order denying petitioners' petition for review of the VGP.  Petitioners have the right to seek further appellate review of the court's ruling but the court's order prevents any suspension of enforcement of the rules as written.

The National Invasive Species Act (or NISA) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. On March 8, 2011, EPA reached a settlement with several environmental groups and the State of Michigan regarding EPA's issuance of the Vessel General Permit. As part of the settlement, EPA agreed to include in the next draft Vessel General Permit numeric concentration-based effluent limits for discharges of ballast water expressed as organisms per unit of ballast water volume.  These requirements correspond with the IMO's adoption of similar requirements as discussed above.  EPA proposed a draft Vessel General Permit on November 30, 2011 which includes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges.  The permit will be subject to a 75-day public comment period and the final Vessel General Permit will be issued by November 30, 2012, which is a full year before the current permit is scheduled to expire. Compliance with these regulations will entail additional costs and other measures that may be significant.

Further on March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems (or BWMS).  The rule goes into effect on June 20, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention.  The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size.  For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge.  New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014.  The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. Compliance with these regulations will require us to incur additional costs and other measures that may be significant.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapour control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or Nox, will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Union indicated that it intended to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions were not regulated through the IMO (or the UNFCCC) by the end of 2011.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate.   The regulations apply to all ships of 400 gross tonnage and above and are expected to enter into force on January 1, 2013.   When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs.  The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases.  In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule in 2011 imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.  In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Dubai Environmental Regulations

The Golar Freeze is now in Dubai waters and is subject to various regulations relating to protection of the environment.  These laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  DUSUP, our charter party, has the contractual responsibility to obtain all permits necessary to operate the Golar Freeze in Dubai, and it already has done so.  However, it is still our responsibility to meet the requirements of the environmental laws.  To the extent that the local environmental laws and regulations of Dubai become more stringent over time, it is DUSUP's obligation to fund the costs of improvements needed to meet any such requirements.

 For instance, Dubai's Federal Law No. 24 of 1999 for the Protection and Development of the Environment requires major projects to be licensed by the Federal Environmental Agency.  As part of the licensure application, the Agency requires an environmental impact assessment to determine the project's effect on the environment.  Vessels are prohibited from discharging harmful substances, including oil, into Dubai's waters.  Violators are subject to fines.  At this time, Golar Freeze constitutes a major project under the applicable regulations and we supplied the necessary information to DUSUP.  Using the information provided, DUSUP has acquired all of the necessary operating permits to comply with Dubai's Federal Law No. 24.

In addition, Dubai's Law No. 11 of 2010 on licensing Marine Transport Means includes licensing and registration requirements for vessels and crews.  As a condition of licensing, registration, or license renewal, the vessel owner must present evidence of an insurance policy issued by an insurance company which is licensed to operate in Dubai and which covers the owner against liability from damages inflicted upon third parties.  Vessels entering Dubai's waters are required to be in compliance with the technical specifications of their flag state and the Dubai Maritime City Authority (or DMCA) is authorized to conduct technical inspections of vessels entering Dubai's waters.  The DMCA is authorized create additional environmental regulations and in the future the DMCA may create regulations which effect greenhouse gas emissions.  Violators of Law No. 11 of 2010 can be subject to fines, cancellation of licensure, and seizure of the vessel.  We have obtained the requisite insurance and have met the applicable licensure and registration requirements for the Golar Freeze.

Also, the DMCA has issued two regulations which both took effect on August 1, 2011.  The Dubai Anchorages Regulation applies to vessels entering Dubai's waters and exclusive economic zone.  The owner of a vessel must indemnify the DMCA for all claims and costs arising out of actual or potential pollution damage and costs of cleanup resulting from any act, omissions, neglect or default of the Master of the vessel, employees, contractors or sub-contractors or from the unseaworthiness of the vessel.  The Ship to Ship Transfer Operations Regulation requires vessels to carry a Ship to Ship Transfer Operation Plan conforming to the requirements of MARPOL Annex I.  The Operation Plan must be approved by the vessel's flag administration or submitted electronically to the DMCA for review.  After April 1, 2012, all Operation Plans must be approved by the vessel's flag administration.  Violators of these regulations are subject to criminal liability.

These environmental laws and regulations and others may impose costly and onerous obligations and violation or pollution events can lead to substantial civil and criminal fines and penalties.  Because the cost of improvements needed to comply with any such new laws or regulations of Dubai is generally the responsibility of DUSUP, we do not foresee any increases in our overall cost of business due to any revisions or reinterpretations of existing Dubai law, or the promulgation of new Dubai or UAE environmental regulations.

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

Other Regulation

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

Our FSRUs are "classed" as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. The reference to "vessels" in the following, also apply to our FSRUs. For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are dry-docked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "condition of class" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

The latest FSRU unit, Nusantara Regas Satu, will have dual class (DnV and BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR and be permanently moored without the ability to trade as LNG carrier.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies.  All of our vessels have been certified as being "in class."  The Golar Mazo and Golar Arctic is certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas. Both being members of the International Association of Classification Societies.  All of our vessels have been awarded ISM certification and are currently "in class".

In-House Inspections

Golar Wilhelmsen carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and vessel audits to verify conformity with manager's reports.  The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare.  Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

C.            Organizational Structure

See the section of this annual report entitled Item 19, "Exhibits – Exhibit 8.1" for a list of our significant subsidiaries.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Our Fleet."

We do not own any interest in real property.  We sublease approximately 7,000 square feet and 10,000 square feet of office space in London for our ship management operations and in Tulsa for our LNG Trading business, respectively.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

Overview and Background

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this annual report entitled Item 3. "Key Information – Selected Financial Data," Item 4. "Information on the Company" and our audited financial statements and notes thereto.  Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion includes forward-looking statements based on assumptions about our future business.  Please read the section of this annual report entitled "Cautionary Statement Regarding Forward Looking Statements" for more information.  You should also review the section of this annual report entitled Item 3. "Key Information – Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements.

Market Overview and Trends

Our principal focus and expertise is the transportation and regasification of LNG and liquefaction of natural gas.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects.  As of  April 27, 2012, our fleet consisted of 13 vessels. Our full fleet list is provided in Item 4.D, "Information on the Company – Our Fleet".

The short-term chartering market or the "spot" market for LNG carriers over the last five years has been highly volatile resulting in significant variability in our earnings.  Total operating costs for off-hire LNG carriers are significantly higher than in other shipping markets due to high fuel consumption during idling, cool down requirements and positioning and repositioning costs.

Supply and demand for LNG carriers and the rates payable for those LNG carriers have been uncertain and volatile.  Since 2004, the supply of vessels in excess of demand negatively impacted our results. However, this oversupply has been falling since the second half of 2010 and the trend has reversed to the extent  that increase  of LNG supply, which is the main driver of demand for LNG shipping, is increasing at a faster rate than the supply of available vessels.  The main reason for this is due to the lack of newbuilding orders during the years 2008 to 2010 as a result of the economic downturn.  As a consequence the increase in demand for and supply of LNG is not being met by new shipping tonnage that has led to strong demand for LNG ships which has resulted in higher than average charter rates including the recent charters we entered into for our modern carriers, the Golar Grand and the Golar Arctic.

As of April 27, 2012, we had two first generation carriers following the reactivation of both the Hilli and the Gandria which was completed in April 2012, available for employment, and two modern carriers available for employment from the second quarter of 2012.  In addition our 13 newbuilds, with delivery dates in 2013 through to 2015, are uncommitted and available for employment upon delivery.

Please see the section of this annual report entitled Item 4, "Information on the Company – Business Overview – the LNG industry" for further discussion of the LNG market in 2011 and 2010.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
In 2010, we commenced a LNG trading business but ceased further activities during the third quarter of 2011, which negatively impacted our results for 2011. In May 2010, we established a new subsidiary, Golar Commodities to position us in the market for managing and trading LNG cargoes. Activities included structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading.  During the third quarter of 2011, we determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities has no open trades as of the end of the year.

•
The Golar Winter, the Golar Freeze and the Nusantara Regas Satu did not generate revenues during the period of their retrofitting.  The Golar Winter entered into the shipyard for retrofitting for FSRU service in September 2008.  The vessel completed its FSRU retrofitting and was redelivered from the shipyard in May 2009 and commenced FSRU service with Petrobras in September 2009.

The Golar Freeze entered the shipyard for retrofitting for FSRU service in June 2009.  In May 2010, the Golar Freeze was delivered and commenced operating as a FSRU under its 10-year time charter with DUSUP.

The Nusantara Regas Satu entered the shipyard for retrofitting for FSRU service in March 2011, which was completed in April 2012, and upon delivery to West Java, it will commence its long-term charter for FSRU service with Nusantara Regas, which is expected at the beginning of May 2012.

The Golar Winter, the Golar Freeze and the Nusantara Regas Satu did not earn revenues while undergoing retrofitting in the shipyard.

•
FSRU operating expenses are higher than the operating expenses for LNG carriers and increase our exposure to foreign exchange rates.  Our historical operating expenses reflect the operation of the Golar Winter, the Golar Freeze and the Nusantara Regas Satu as LNG carriers until the commencement of their respective FSRU services in September 2009, May 2010 and May 2012, respectively.  Following the completion of their retrofitting to FSRUs, we incurred generally higher operating expenses on the vessels as compared to when we operated these vessels as conventional LNG carriers.  In addition, in the past, the majority of our expenses and revenues have been denominated in U.S. Dollars.  Under the Petrobras charters, we incur a portion of our expenses and receive a portion of our revenues in Brazilian Reais and, therefore, we have increased exposure to foreign exchange rates.

•
For periods when vessels are in lay-up, vessel operating and voyage costs will be lower.  During 2011, 2010 and 2009, we had three vessels; the Gimi (Q4 2010- June 2011), Hilli (April 2008 – Jan 2012) and Nusantara Regas Satu (August 2009 – December 2010) which experienced periods of time in lay- up.  The Gimi and the Hilli were reactivated in September 2011 and April 2012, respectively.  The Nusantara Regas Satu was in lay-up while under its long-term charter with BG in August 2009 until the end of 2010 prior to entry into the shipyard for its FSRU retrofitting in March 2011. During its time in lay-up BG paid a reduced hire rate to reflect the lower operating costs.

While in lay-up we benefited from lower vessel operating costs principally from reduced crew on board, minimal maintenance requirement and voyage costs.

•
We expect continued inflationary pressure on crew costs.  Due to the specialized nature of operating FSRUs and LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•
We may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive.

•	Investment in projects. We are continuing to invest in and develop our various projects. The costs we have incurred historically may not be indicative of future costs.

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of some of our derivative instruments is included in our net income (loss) as some of our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  Please read Note 28 – Financial Instruments in the notes to the financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

•
Expansion of our fleet. As of April 27, 2012, we have entered into newbuilding contracts for 11 LNG carriers and two FSRUs for a total contract cost of $2.7 billion with scheduled deliveries between 2013 through 2015.  In addition, we acquired the remaining 50% equity interest in our now wholly owned subsidiary, Bluewater Gandria, which owns the vessel the Golar Gandria (formerly named the Gandria).  The Golar Gandria had been in lay up until January 2012 when it entered the shipyard to commence its reactivation which completed in April 2012.

•
Golar Partners.  In April 2011, we completed an initial public offering, or IPO, of 13,800,000 common units (including 1,800,000 units issued due to the exercising of the over-allotment option) of our subsidiary, Golar Partners, which is listed on the NASDAQ stock exchange under the symbol "GMLP". As a result of the offering our ownership of Golar Partners was reduced to 65% (including our 2% general partner interest).  Golar Partners is a Marshall Islands Partnership formed by us in 2008, which now owns and operates a fleet of two LNG carriers and three FSRUs each under long-term charters. The 13,800,000 units were priced at $22.50 per unit resulting in net proceeds of $287.8 million.

•
Golar Energy. In August 2009, we completed a private placement offering of our subsidiary, Golar Energy, which collectively owned eight vessels, a 50% equity interest in another and certain other investments, for 59,800,000 new ordinary shares (including 4,800,000 shares issued upon the exercise of the underwriter's overallotment option) at a price of $2 per share, for net proceeds of $115.4 million.  As a result of the offering our ownership was reduced to 68%.

Between April 2011 and June 2011, in a series of transactions, we acquired an additional 92,300,000 shares (38.9%), representing the non-controlling interest in Golar Energy, to bring our ownership interest to 100%.  In July 2011, Golar Energy was delisted from the Norwegian stock exchange, Oslo Axess.

In April 2012, we announced that we will in the near term call for an EGM to obtain shareholder approval to delist from the Oslo Stock Exchange.  In accordance with Oslo Stock Exchange rules, such a delisting requires the approval of two thirds of the shareholders present at the EGM.  The Company's major shareholder, World Shipholding, which owns 46.0% intends to vote in favor of the delisting.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	whether DUSUP or Petrobras exercise their option to terminate the Golar Freeze, Golar Spirit and Golar Winter charters upon payment of a termination fee;

•	our ability to maintain good relationships with our key existing customers and to increase the number of our customer relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand and supply for natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels;

•	the success or failure of the LNG infrastructure projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	our ability to obtain debt financing in respect of our capital commitments in the current difficult credit markets and the likely increase in margins payable to our banks for new debt;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

Please see the section of this annual report entitled Item 3. "Key Information – Risk Factors" for a discussion of certain risks inherent in our business.

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

Off-hire (Including Commercial Waiting Time).  Our vessels may be out of service, off-hire, for three main reasons:  scheduled drydocking or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire.

Voyage and Charterhire Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our customers under our time charters.  However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking.  We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time. Charterhire expenses are the cost of chartering in vessels to our fleet.

Time Charter Equivalent Earnings.  In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCE."  For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire.  Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE.  For shipping companies utilizing voyage charters (where the vessel owner pays voyage costs instead of the charterer), TCE is calculated by dividing voyage revenues, net of vessel voyage costs, by the number of calendar days minus days for scheduled off-hire.  TCE is a non-GAAP financial measure.  Please see the section of this annual report entitled Item 3, "Key Information – Selected Financial Data" for a reconciliation of TCE to our total operating revenues.

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

Administrative Expenses.  Administrative expenses are comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general administration expenses.  Included within administrative expenses are pension and share option expenses.  Pension expense includes costs associated with a defined benefit pension plan we maintain for some of our office-based employees (the U.K. Scheme).  Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

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

Impairment of Long-Term Assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.   As of December 31, 2011, we did not perform an impairment test of our vessels as no trigger events were identified.  In the event an impairment test is required, we follow a traditional present value approach, where a single set of future cash flows is estimated. If the carrying value of a vessel exceeds the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  We estimate those future cash flows based on the existing service potential of our vessels. Following expiration of our time charter contracts, our estimate of market charter rates assumes that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically.

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

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen over the last three years, will continue to rise over the next few years and rates may exceed the general level of inflation.  LNG transportation is a specialized area and the number of vessels has increased rapidly.  Therefore, there has been an increased demand for qualified crews, which has and will continue to the same extent to put inflationary pressure on crew costs.  Only vessels on full cost, pass-through charters would be protected from any crew cost increases.  The impact of these increases will be mitigated to some extent by the following provisions in our charters:

•	The Golar Mazo's charter provides for operating cost and insurance cost pass-throughs providing us with the protection from the impact of the vast majority of such increases.

•
The Methane Princess' charter provides that the operating cost component of the charter hire rate, established at the beginning of the charter, will increase by a fixed percentage per annum, except for insurance, which is covered at cost.

•
Under the Operating Services Agreements, or OSAs, for both the Golar Spirit and the Golar Winter, the hire amounts are payable in Brazilian Reais.  The hire payable under the OSAs covers all vessel operating expenses, other than drydocking and insurance which are covered under the Time Charter Party.  The hire amounts payable under the OSAs were established between the parties at the time the charter was entered into and will be adjusted based on a specified mix of consumer price and U.S. Dollar foreign exchange rate indices on an annual basis.

•	The Golar Freeze charter adjusts for the operating expenses element annually to take into account cost increases.

Results of Operations

Our results for the years ended December 31, 2011, 2010 and 2009 were affected by several key factors:

•	The reactivation of the Gimi in September 2011 following its time in lay-up. We incurred one time mobilization costs of approximately $7.5 million in 2011;

•	Commencement of our LNG trading business in 2010 through our subsidiary Golar Commodities which contributed a loss of $13.1 million and $12.7 million to our net income in 2011 and 2010, respectively;

•
Bank loan and other financing arrangements we entered into or terminated. This included the termination of certain lease financing arrangements in 2010, which resulted in the recognition of a $7.8 million loss on termination and a further write off of $3.9 million of related deferred financing charges;

•	Interest costs of $5.5 million, $0.5 million and $1.3 million capitalized in 2011, 2010 and 2009, respectively in relation to our FSRU retrofitting and newbuilds;

•
An impairment charge of  $0.5 million, $4.5 million and $1.5 million in 2011, 2010 and 2009, respectively against our long term investments and assets represents a write down of our cost of investment in TORP Technology and a write down in respect of certain FSRU equipment originally acquired in 2007 and prior;

•	The disposal in a series of transactions of our interest in LNGL resulting in a gain of $4.2 million and $8.4 million in 2010 and 2009, respectively;

•	The periods of time three of our vessels spent in shipyards undergoing retrofitting for FSRU service. During the period of retrofitting, the vessels do not earn revenue;

•
Our vessels not on long-term charters are affected by commercial waiting time, including our vessels in lay-up.  During 2011, we had four vessels operating in the spot market; the Hilli and the Gimi in lay up for all or part of the year. During 2011, 2010 and 2009, the Gimi (September 2009 - June 2011), Hilli (April 2008 – Jan 2012) and Nusantara Regas Satu (August 2009 – March 2011) experienced periods of time in lay-up.

•	The realized and unrealized gains on mark-to-market adjustment for our derivative instruments and the impact of hedge accounting for certain of our interest rate swap derivatives; and

•	share options expense.

The impact of these factors is discussed in more detail below.

Year ended December 31, 2011, compared with the year ended December 31, 2010

As of December 31, 2011, we manage our business and analyze and report our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.  Please read Item 18 – Financial Statements:  Note 5 – Segmental Information.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2011	2010	Change	Change
Total operating revenues	299,848	244,045	55,803	23%
Voyage and charter-hire expenses	(6,042)	(32,311)	26,269	(81%)

The increase in total operating revenues in 2011 compared to 2010 was primarily due to:

•
$17.1 million of additional revenue as a result of a full year of operation of the Golar Freeze in 2011, as compared to approximately eight months in 2010.  The Golar Freeze was delivered under its 10 year time charter to DUSUP and was on-hire commencing on May 16, 2010 following its FSRU retrofitting;

•
Improved charter rates and utilization rates with an average of 94% in 2011 compared to utilization rates of 47% in 2010 for Viking, Grand, Maria and Golar Arctic, which were trading in the spot market;

•
$3.0 million of additional revenue due to increased hire rates under the Petrobras charters (in accordance with the charterer's bi-annual review to reflect inflation increases) with respect to our FSRUs, the Golar Winter and the Golar Spirit, effective from April 2011.

Partially offset by a decrease in operating revenues arising from:

•
The Nusantara Regas Satu entered into the shipyard in March 2011 to commence its FSRU retrofitting.  The retrofitting has been completed in April 2012 and upon delivery to West Java will commence its long-term charter to Nusantara Regas which is expected in the beginning of May 2012.

•
The Gimi was in lay-up from the last quarter of 2010 until June 2011 when she entered the shipyard for her re-activation.  Since her re-activation in September 2011, the Gimi has been on hire for approximately four months in 2011 compared to approximately eight months in 2010.

Voyage and charter-hire expenses largely relate to fuel costs associated with commercial waiting time, vessel positioning costs and charter-hire expenses. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.

The decrease of $26.3 million to $6.0 million in 2011 compared to $32.3 million in 2010 was primarily due to (i) higher charter-hire expenses of $14.8 million incurred in 2010 in respect of the vessel, the Ebisu, which we chartered-in until September 2010; (ii) improved trading of our spot vessels the Golar Viking, the Golar Grand, the Golar Maria and the Golar Arctic which resulted in an improvement in aggregate offhire days of 91 in 2011 compared to 767 in 2010 for these vessels; and (iv) the Golar Freeze incurred positioning costs from the shipyard to the delivery destination at our cost, following the completion of its FSRU retrofitting in May 2010.

	2011	2010	Change	Change
Calendar days less scheduled off-hire days	3,352	3,901	(549)	(14%)

Average daily TCE (to the closest $100)	$87,700	$57,200	$30,500	53%

Average daily TCE was $87,700 and $57,200 in 2011 and 2010, respectively.  The increase in average daily TCE is due to reasons described above and is primarily a result of improved charter-hire rates and utilization rates for the LNG vessels that were traded on the spot market.

The available trading days of our vessels traded in the spot market during 2011 were 1,418 and 1,724 days in 2011 and 2010, respectively.  Commercial waiting days in 2011 and 2010 were 13% and 56% of available trading days for these vessels, respectively.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2011	2010	Change	Change

Vessel operating expenses	62,872	52,910	9,962	19%

Average daily vessel operating costs	14,354	12,080	2,274	19%

Vessel operating expenses increased by $10.0 million to $62.9 million for the year ended December 31, 2011 compared to $52.9 million in 2010 primarily due to:

•	The Gimi was reactivated in June 2011, following its period of lay-up. We incurred one-off mobilization costs of approximately $7.5 million in 2011.

•
Higher crew costs in 2011 due primarily (i) to the appreciation of the Brazilian Real and Euro against the U.S. Dollar; and (ii) higher training costs incurred on our FSRUs operating in Brazil, the Golar Winter and the Golar Spirit; and

•
An increase in vessel operating expenses of approximately $0.5 million relating to the operations of the Golar Freeze which was operational for a full year compared to only eight months in 2010.  However, this was partially offset by the effects of recruiting crew in anticipation of the commissioning process in May 2010 and to commence FSRU training.

Administrative Expenses

(in thousands of $)	2011	2010	Change	Change
Administrative expenses	26,988	16,580	10,408	63%

The increase of $10.4 million in administrative expenses to $27.0 million in 2011 compared to $16.6 million in 2010 was mainly due to:

•	Higher project and related travel costs of $2.8 million, as a result of the increase in the number of project tenders entered into and the increased complexity of the bidding process.

•
Increase in legal and professional fees of $1.7 million, principally as a result of fees incurred in respect of (i) the termination of intragroup financing arrangements in 2011; (ii) the disposal of the interests in the Golar Freeze to Golar Partners in October 2011; and (iii) the delisting of Golar Energy from Oslo Axess and the filing of a shelf registration statement in 2011.

•
Increase in salaries and benefits due to (i) an increase in headcount in 2011 compared to 2010; and (ii) higher social security contributions due to the effects of both the higher number of options exercised in the year and the Company's higher share prices in 2011.

Depreciation and Amortization

(in thousands of $)	2011	2010	Change	Change
Depreciation and amortization	69,814	65,038	4,776	7%

Depreciation and amortization expense have increased by $4.8 million to $69.8 million in 2011 compared to $65.0 million in 2010 mainly due to a full year's depreciation for the Golar Freeze FSRU retrofitting expenditure in 2011 compared to approximately eight months in 2010 following the completion of its retrofitting in May 2010. In addition from September 2011, we incurred depreciation of the Gimi reactivation costs capitalized in relation to the Gimi.

Impairment of long-term assets

(in thousands of $)	2011	2010	Change	Change
Impairment of long-term asset	500	1,500	(1,000)	(67%)
Impairment of unlisted investment	-	3,000	(3,000)	(100%)
Impairment of long-term assets	500	4,500	(4,000)	(89%)

The impairment charge of long-term assets of $0.5 million and $1.5 million for 2011 and 2010 respectively, relates to parts ordered for the FSRU project that were not required for the retrofitting of the Golar Spirit and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the Nusantara Regas Satu during 2011.  As of December 31, 2011, the total carrying value of the remaining equipment is $3.5 million.

In 2010, we identified events or changes in circumstances that indicated the carrying value of our unlisted investment in TORP Technology was not recoverable and fully wrote off $3 million.

Net Financial Expenses

(in thousands of $)	2011	2010	Change	Change
Interest income from capital lease restricted cash deposits	1,567	4,135	(2,568)	(62%)
Other interest income	190	156	34	22%
Interest Income	1,757	4,291	(2,534)	(59%)
Capital lease interest expense	(5,866)	(9,705)	3,839	(40%)
Other debt related interest expense	(19,419)	(22,949)	3,530	(15%)
Interest Expense	(25,285)	(32,654)	7,369	(23%)
Mark-to-market adjustment for interest rate swap derivatives	(10,057)	(5,295)	(4,762)	90%
Interest rate swap cash settlements	(14,201)	(13,018)	(1,183)	9%
Unrealized and realized losses on interest rate swaps	(24,258)	(18,313)	(5,945)	32%
Loss on termination of lease financing arrangements	-	(7,777)	7,777	(100%	)
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter Lease related currency swap derivative	(766)	(2,989)	2,223	74%
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter Lease related currency swap derivative)	(470)	574	(1,044)	182%
Financing arrangement fees and other costs	(930)	(6,597)	5,667	(86%)
Other	(2,641)	(3,310)	669	(20%)
Other Financial Items, net	(29,065)	(38,412)	9,347	(24%)

Interest income decreased by $2.5 million to $1.8 million in 2011 compared to $4.3 million in 2010 principally due to the release of the lease security deposits in connection with the settlement of the Five Ships Lease obligations at the end of 2010. Consequently there is no comparable letter or credit, or LC deposit interest earned during 2011. In addition a portion of the decrease can be attributed to the decline in interest rates.

Interest expense decreased by $7.4 million to $25.3 million in 2011 compared to $32.7 million in 2010 primarily due to the settlement of the Five Ships Lease obligations at the end of 2010.  A portion of the decrease can also be attributed to the decline in interest rates and the capitalization of deemed interest costs of $5.5 million in 2011 compared to $0.5 million in 2010, in respect of the Company's newbuilds and retrofitting of FSRUs.

Net unrealized and realized gains (losses) on mark-to-market adjustments for interest rate swap derivatives increased by $5.9 million to $24.3 million in December 31, 2011, compared to $18.3 million in 2010.  A factor contributing to the $24.3 million unrealized and realized losses on mark-to-market adjustments for interest rate swaps in 2011 was our entry into new interest rate swap agreements with a notional value of $285.9 million.  In addition in 2011 and 2010, long-term interest rate swap rates declined which led to losses related to the mark-to-market valuation of interest rate derivatives.  We hedge account for certain of our interest rate swaps.  Accordingly, an additional $1 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2011.

Loss on termination of lease financing arrangements of $7.7 million in 2010 relates to the settlement of the Five Ship Leases obligations in 2010.

Unrealized foreign exchange gains and losses in respect of leases of $0.8 million arose as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease obligation.  Of this $0.8 million unrealized net foreign exchange loss in 2011, an unrealized loss of $0.9 million (2010: $7.6 million unrealized loss) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value.  These swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars).  The unrealized gain on retranslation of the lease obligation in respect of the Golar Winter Lease, which this swap hedges, was $0.2 million (2010: $4.3 million unrealized gain).

Mark-to-market adjustments for currency swap derivatives resulting in a gain of $0.5 million (excluding the Golar Winter Lease related currency swaps as already discussed above) refers to currency forward contracts entered into in connection with our various FSRU retrofitting projects.

Financing arrangement fees decreased by $5.7 million to $0.9 million in 2011 compared to $6.6 million in 2010.  This was due to higher financing arrangement fees and other costs from the write-off of deferred financing costs in respect of the termination of certain lease financing arrangements in 2010.

Other items represent, among other things, bank charges, the amortization of debt related expenses, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts.

Income Taxes

(in thousands of $)	2011	2010	Change	Change
Income taxes	(1,705)	1,427	(3,132)	(219%)

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters. The decrease of $3.1 million in 2011 was due to a tax credit of $6.7 million in relation to the amortization of the tax gain arising on the intergroup transfers of long-term assets.  This was partially offset by a $1 million write-off of deferred tax assets.

Equity in Net (Losses) Earnings of Investees

(in thousands of $)	2011	2010	Change	Change
Equity in net (losses) earnings of investees	(1,900)	(1,435)	465	32%

The increase in equity in net losses of investees by $0.5 million to $1.9 million in 2011 compared to $1.4 million in 2010 was primarily due to our share of net losses and earnings from Bluewater Gandria, ECGS and Golar Wilhelmsen.  In January 2012, Bluewater Gandria became a wholly owned subsidiary of the Company pursuant to our acquisition of the remaining 50% equity interest for a purchase consideration of $19.5 million.

Gain on Sale of Available-for-sale Securities

(in thousands of $)	2011	2010	Change	Change
Equity in net (losses) earnings of investees	541	4,196	(3,655)	(87%)

The decline in gain on sale of available-for-sale securities relates to the disposal of our investment in LNGL, an Australian listed company.  During the period from November 2009 to 2010, in a series of transactions we sold of our interest in LNGL.  In 2010, we disposed of the balance of our shareholding realizing a net gain of $4.2 million.   In 2011, we disposed of our investment in BW Gas, which resulted in a gain of $0.5 million.

       Net Income

As a result of the foregoing, we recognized net income of $81.4 million in 2011, compared to $7.3 million in 2010.

Non-controlling Interests

(in thousands of $)	2011	2010	Change	Change
Golar Mazo	(9,863)	(9,250)	(613)	7%
Golar Energy	5,105	15,075	(9,970)	(66%)
Golar Partners	(16,867)	-	(16,867)	100%
Total Non-controlling interests	(21,625)	5,825	(27,450)	(471%)

CPC Corporation, Taiwan has a 40% ownership of interest in the Golar Mazo.

In 2010, a 39% interest in Golar Energy was held by private investors until our acquisition of its non-controlling interests in June 2011 resulting in its delisting from the Oslo Axess in July 2011.

In April 2011, we completed an IPO of Golar Partners, our majority owned subsidiary.  As at December 31, 2011, private investors held a 35% non-controlling interest in Golar Partners.

LNG Trading

(in thousands of $)	2011	2010	Change	Change
Administrative expenses	6,691	6,252	439	7%
Depreciation	472	38	434	1,142%
Other operating gains and losses	5,438	6,230	(792)	(13%)
Net financial expenses	509	186	323	174%
Net loss	13,110	12,706	404	3%

The increase of administrative expense of $0.4 million in Golar Commodities was primarily due to the company operating for the full year in 2011 compared to approximately four months in 2010.  Although Golar Commodities was not in full operation in all of 2010, it incurred significant start up costs in relation to the commencement of its operations and other general administrative costs during that period.

Other operating gains and losses represent realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into during the year.  As at December 31, 2011, there were no open trades.

Year ended December 31, 2010, compared with the year ended December 31, 2009.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2010	2009	Change	Change
Total operating revenues	244,045	216,495	27,550	13%
Voyage and charter-hire expenses	(32,311)	(39,463)	(7,152)	(18%)
The increase in total operating revenues in 2010 compared to 2009 was primarily due to:

•
A full year's revenue of the Golar Winter in 2010 as compared to approximately four months in 2009. The Golar Winter commenced its 10-year charter with Petrobras in September 2009 following its FSRU retrofitting.

•
The Golar Freeze was delivered under its 10 year time charter to DUSUP and was onhire commencing May 2010 following its successful conversion to a FSRU vessel. The vessel earned approximately five months of revenue as a LNG carrier in 2009 prior to entering the shipyard.

Partially offset by a decrease in operating revenues due to:

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

•	The Gimi and the Nusantara Regas Satu completed their long-term charters with BG during the third quarter of 2010. These vessels were inactive during the last quarter of 2010.

Voyage and charter-hire expenses largely relate to fuel costs associated with commercial waiting time, vessel positioning costs and charterhire expenses.

The decrease of $7.2 million in 2010 compared to 2009 was primarily a result of the decreased charterhire costs of the Ebisu, which was on charter to us until late September 2010, thus incurring approximately nine months of charterhire costs in 2010 as compared to a full year in 2009. In addition, during 2009 the Golar Winter incurred positioning costs from Singapore to Brazil at our cost following the completion of its FSRU conversion.

This is partially offset by increased fuel costs on a number of the spot hire vessels as a result of lower utilization in 2010 compared with 2009.  While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us.

	2010	2009	Change	Change
Calendar days less scheduled off-hire days	3,901	4,145	(244)	(6%)

Average daily TCE (to the closest $100)	$57,200	$47,400	$9,800	21%

Average daily TCE was $57,200 and $47,400 in 2010 and 2009, respectively.  The increase in average daily TCE is due to the reasons described above and primarily a result of higher charterhire rates received for the FSRU vessels.

The available trading days of our vessels trading in the spot market during 2010 and the vessels under the Shell five-year charters was 1,724 and 1,957 days in 2010 and 2009, respectively.  Commercial waiting days in 2010 and 2009 were 56% and 38% of available trading days for these vessels, respectively.

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2010	2009	Change	Change
Vessel operating expenses	52,910	60,709	(7,799)	(13%)

Average daily vessel operating costs	12,080	13,410	(1,330)	(10%)

The decrease in vessel operating expenses is mainly due to the Gimi and Nusantara Regas Satu being in lay-up for all of 2010 as compared to only part of 2009 and therefore incurred reduced operating costs. The Golar Frost was redelivered to its new owners in May 2009 and thus incurred no operating costs in 2010.

This decrease is partially offset by increased operating costs of the Golar Winter and the Golar Freeze due to increased costs for operating as FSRU vessels.

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

The impairment charge of long-lived assets of $1.5 million in both 2010 and 2009 relates to parts ordered for the FSRU conversion project that were not required for the conversion of the Golar Spirit and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the Golar Freeze during 2009. As of December 31, 2010, the total carrying value of the remaining equipment is $12.0 million. Of these parts, $8 million have been earmarked for use in the retrofit of the Nusantara Regas Satu.

During 2010, we identified events or changes in circumstances that indicated the carrying value of our unlisted investment in TORP Technology was not recoverable and wrote-off $3 million.

Net Financial Expenses

(in thousands of $)	2010	2009	Change	Change
Interest income from capital lease restricted cash deposits	4,135	11,464	(7,329)	(64%)
Other interest income	156	246	(90)	(37%)
Interest Income	4,291	11,710	(7,419)	(63%)
Capital lease interest expense	(9,705)	(19,730)	10,025	51%
Other debt related interest expense	(22,949)	(24,168)	1,219	5%
Interest Expense	(32,654)	(43,898)	11,244	26%
Mark-to-market adjustments for interest rate swap derivatives	(5,295)	17,385	(22,680)	(130%)
Interest rate swap cash settlements	(13,018)	(13,976)	958	7%
Unrealized and realized losses on interest rate swaps	(18,313)	3,409	(21,722)	637%
Loss on termination of lease financing arrangements	(7,777)	-	(7,777)	(100%)
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter Lease related currency swap derivative	(2,989)	8,387	(11,376)	(136%)
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter Lease related currency swap derivative)	574	9,699	(9,125)	(94%)
Mark-to-market adjustments for equity swap derivatives including gain on termination	-	17,603	(17,603)	(100%)
Other	(9,907)	(8,602)	(1,305)	(15%)
Other Financial Items, net	(38,412)	30,496	(68,908)	(226%)

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

Mark-to-market adjustments for interest rate swap derivatives resulted in a loss of $5.3 million in 2010 compared to a gain of $17.4 million in 2009. In 2009, long-term interest rate swap costs increased from 2008 levels resulting in a gain for the year. In 2010, long-term interest rate swap rates declined for the first nine months of the year and, although rising in the fourth quarter, still declined over the year. This resulted in a loss for 2010. We hedge account for certain of our interest rate swaps. Accordingly, a further $8.6 million loss which would otherwise have been recognized in earnings in 2010 has been accounted for as a change in other comprehensive income.

Loss on termination of lease financing arrangements of $7.7 million in 2010 relates to the settlement of the Five Ship Leases obligations in 2010.  The Five Ship Leases, refer to lease financing arrangements that took place in April 2003 involving the sale of five 100 percent owned subsidiaries to a financial institution in the UK.  The subsidiaries were established in Bermuda, to each own and operate one LNG vessel as their sole asset. Simultaneous with the sale of the five entities, we leased each of the five vessels under five separate lease agreements.

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

Other items represent, among other things, bank charges, the amortization of debt related expenses, other financing arrangement fees, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts.

Income Taxes

(in thousands of $)	2010	2009	Change	Change
Income taxes	1,427	1,643	(216)	(13%)

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters.

Equity in Net (Losses) Earnings of Investees including Gain on Sale of Investee and Available-for-sale Securities

(in thousands of $)	2010	2009	Change	Change
Equity in net (losses) earnings of investees	(1,435)	(4,902)	3,467	(71%)

Gain on sale of investee	-	8,355	(8,355)	(100%)

Gain on sale of available for sale securities	4,196	-	4,196	100%

The decline in equity in net (losses) earnings of investees, gain on sale of investees and gain on sale of available-for-sale securities relates to the disposal of our investment in LNGL. LNGL is an Australian listed company.  From April 2006 to November 2009, we equity accounted for our investment in LNGL. In November 2009, we disposed of 9.6 million shares in LNGL for a net gain of $8.4 million as presented in the line "Gain on sale of investee", which reduced our interest to 6.3%.  Accordingly, as of the date of disposal we ceased to equity account for our share of LNGL's net losses.  In 2010, we disposed a portion of our shareholding realizing a net gain of $4.2 million, which has been shown in the line "Gain on sale of available-for-sale securities".

Net Income

As a result of the foregoing, we recognized net income of $7.3 million in 2010, compared to $31.5 million in 2009.

Non-controlling Interest

(in thousands of $)	2010	2009	Change	Change
Golar Mazo	(9,250)	(9,012)	(238)	3%
Golar Energy	15,075	593	14,482	244%
Non-controlling interest	5,825	(8,419)	14,244	169%

CPC Corporation, Taiwan has a 40% ownership of interest in the Golar Mazo.

In 2010 and 2009, private investors held a 39% and 26%, interest, respectively, in Golar Energy, a company formed by Golar in 2009.

LNG Trading

In August 2010, we started up a new LNG trading business. Accordingly, there is no comparative information for this segment in 2009 as it was not in existence at that time.

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

Other operating gains and losses represent realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into in 2010.

B.      Liquidity and Capital Resources

Liquidity and cash requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, FSRU conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with commercial banks, cash generated from operations and equity capital.  Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding FSRU conversions, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital, payment of dividends and maintaining cash reserves to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements.  Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Krones and Euros.  We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except occasionally in the case of our equity swaps.

Our short-term liquidity requirements are primarily for servicing our debt and working capital requirements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition, we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs, being paid for by the charterer under time charters.

Although many of our vessels are on medium to long-term time charters, we may require additional working capital for our vessels operating in the spot market depending on their employment.  Our three spot vessels; the Gimi, the Viking and the Golar Maria, are currently employed under time charters expiring between July 2012 and June 2013. We also reactivated two of our older vessels from lay-up. The Hilli and Gandria will be operational and available for trade beginning mid 2012.

As of December 31, 2011, our working capital which is defined as current assets less current liabilities was showing net current liabilities of $150.2 million (2010: $42.8 million). Included within current liabilities was (i) mark-to market valuations of our swap derivatives which represented $86.7 million of these net liabilities (2010: $76.3 million). In the year ended December 31, 2011, there was a decline in long-term swap rates. We have no current intention of terminating these swaps and realizing these liabilities. For further information, please refer to Note 20 and 26 of the audited Consolidated Financial Statements included herein; (ii) $22 million of unpaid dividends relating to 2011 due to our major shareholder, World Shipholding; and (iii) liabilities in respect of the FSRU retrofitting of the Nusantara Regas Satu (formerly the Khannur). The vessel completed its retrofitting in April 2012, and will commence its long term charter with Nusantara Regas upon delivery in West Java expected in the beginning of May. We expect that the vessel will generate approximately $46 million of incremental operating cashflow annually.

As of December 31, 2011, we had cash and cash equivalents including restricted cash of $280.2 million compared to $372.6 million on December 31, 2010.  Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans which would otherwise be paid out of our cash balances. Since December 31, 2011, significant transactions impacting our cash flows include:

Receipts:

•
In March 2012, we received gross proceeds of $250 million upon completion of an offering for convertible bonds in a private placement.  The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar LNG Limited or redeem at 100% of their principal amount.  The convertible bonds have a coupon rate of 3.75% per annum, which is payable quarterly in arrears;

•
We extended our $80 million revolving credit facility with a company related to our major shareholder, World Shipholding, to $250 million under the same terms. In the three months ended March 31, 2012, we drew down a further $170 million under the facility, but subsequently repaid $160 million of the outstanding borrowings with the proceeds from the convertible bond. The total drawn and outstanding amount as of April 27, 2012 was $90 million.

Payments:

•
Payments for our newbuildings are made in installments in accordance with our contracts with the shipyards. Including the newbuild contracts entered into after December 31, 2011 for our 13 newbuildings, $233 million of newbuild installments are due within the year ended December 31, 2012.  Of this amount $106.1 million has been paid as of April 27, 2012;

•
We paid a cash dividend of $0.325 per share, amounting to $26.1 million in March 2012 to shareholders of record on March 9, 2012 in respect of the three months ended December 31, 2011. The $21 million of unpaid dividends due to World Shipholding was settled in March 2012. In addition our listed subsidiary, Golar Partners made a cash distribution of $0.43 per unit in February 2012, of  which a total $6 million was paid to non controlling interests;

•	In January 2012, we paid $19.5 million to purchase the remaining 50% equity interest in Bluewater Gandria which owns the vessel the Golar Gandria; and

•	The Hilli and the Golar Gandria both completed their re-activation in April 2012. The total reactivation costs was approximately $30 million.

We believe our current financial resources that are available to us, including our existing undrawn credit facility related to our major shareholder, World Shipholding, together with cash generated from operations are sufficient to meet our liquidity requirements for our current business, for at least the next 12 months.

Medium to Long-term Liquidity and Cash Requirements

 Our medium and long term liquidity requirements include funding the investments for our newbuilds and repayment of long-term debt balances.  Subsequent to the year end, we have entered into additional contracts for an additional four LNG vessels bringing our total newbuilding program to 13 vessels with a total combined cost of $2.7 billion with scheduled deliveries of five vessels in 2013,  seven in 2014 and the remainder in 2015. As of April 27, 2012, $2.4 billion of our newbuilding contractual commitments are outstanding.

Golar Partners, our listed subsidiary, in which Golar holds a 65% interest intends to continue paying dividends to the extent it has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses.

Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt offerings in Golar LNG Limited or our recently NASDAQ listed subsidiary, Golar Partners or equity issuances.  We may enter into financing arrangements with our related parties, such as World Shipholding (including its related companies) to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to repay outstanding amounts due under these arrangements.

As of April 27, 2012, we believe we will need additional credit facilities of approximately $2.4 billion to meet our newbuilding capital commitments.  As is standard in the LNG shipping industry we expect to finance between 50 to 70%, and potentially more, of the construction cost of the newbuilds through traditional bank financing.  In the case of vessels for which we are able to obtain term charter coverage, the debt finance percentage may increase significantly.  Alternatively, if market and economic conditions favor equity financing we may raise additional equity. We anticipate that we will sell Nusantara Regas Satu to Golar Partners, which is likely to provide us with additional funding.  To the extent that we are able to secure long-term charters for any of our vessels, we may sell those vessels to Golar Partners.

Although our newbuilds do not currently have term charter coverage, based on current market indications we believe we will be able to secure time charter commitments making our assets more attractive to finance. The main reason for this is the lack of newbuilding orders during the years 2007 through to 2010 as a result of the economic downturn. An increase in liquefaction capacity and demand for LNG has therefore not been met by new shipping tonnage and this has led to an increased demand for LNG ships which have resulted in higher than average charter rates. We continue to have positive discussions with banks with whom we have close relationships and we believe that we will be able to secure sufficient facilities to meet our construction commitments in full as they become due.

 Cash flows

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended December 31,
	2011	2010	2009
(in millions of )
Net cash provided by operating activities	116.6	51.7	43.8
Net cash (used in) provided by investing activities	(298.6)	364.7	(56.5)
Net cash provided by (used in) financing activities	84.2	(374.0)	78.8
Net (decrease) increase in cash and cash equivalents	(97.8)	42.5	66.1
Cash and cash equivalents at beginning of year	164.7	122.2	56.1
Cash and cash equivalents at end of year	66.9	164.7	122.2

The decrease in cash and cash equivalents in 2011 was principally due to the payments in respect of newbuilds and additions to vessels and equipment.

In addition to our cash and cash equivalents noted above, as of December 31, 2011, 2010 and 2009, we had short-term restricted cash and investments of $28.0 million, $21.8 million and $40.7 million, respectively, that represents balances retained on restricted accounts in accordance with certain lease, loan, equity swap and project bid bonds requirements.  These balances either act as security for and over time are used to repay lease and loan obligations and for settlement of obligations (if any) under our equity swaps or project bid tenders. As of December 31, 2011, 2010 and 2009, our long-term restricted cash balances were $185.3 million, $186.0 million and $594.2 million, respectively.  These balances act as security for our capital lease obligations and the majority is released over time in line with the repayment of our lease obligations.

Net cash provided by operating activities

Cash generated from operations increased by $64.9 million to $116.6 million  in 2011 compared to $51.7 million in 2010, primarily as a result of a full year contribution from the Golar Freeze and improved earnings of our vessels trading in the spot market. The Golar Freeze operated under its new charter with DUSUP for the full year in 2011 compared to approximately eight months in 2010 following its FSRU retrofitting.  In addition, there were also improved charter and utilization rates for our vessels which were trading in the spot market.

Cash generated from operations increased by $7.9 million to $51.7 million in 2010 compared to $43.8 million in 2009, primarily as a result of the increased contribution from the Golar Winter and the Golar Freeze. The Golar Winter operated under its charter for all of 2010 compared to four months in 2009. The Golar Freeze also operated under its FSRU charter with DUSUP for approximately eight months in 2010 following its FSRU retrofitting, compared to five months in 2009 operating as a LNG carrier. This was partially offset by an increase in administrative expenses and costs relating to Golar Commodities and lower spot vessel earnings.

Net cash provided by investing activities

Net cash used in investing activities of $298.6 million increased considerably in 2011 primarily due to installment payments made in respect of newbuilds and additions to vessels and equipment relating to the FSRU retrofitting of the Nusantara Regas Satu.

Net cash provided by investing activities of $364.7 million in 2010 was mainly due to the release of the restricted cash deposits that were security for the Five Ships Lease obligations which were settled in 2010.  This was partially offset by additions to vessels and equipment of $33.9 million in relation to the Golar Freeze FSRU retrofitting.

Net cash used in investing activities of $56.5 million in 2009 was mainly due to the additions to vessels and equipment of $113 million comprising of payments in respect of our various FSRU retrofitting projects.  This was partially offset by the release of $15 million from our deposits held as security for our capital lease obligations mainly in recognition of the additional security provided to the lessors from our entry into long-term charters with the respective vessels and the proceeds of $11 million from the sale of the shares of LNGL.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and new equity issuances offset by lease finance debt repayments.

Net cash provided by financing activities in 2011 was $84.2 million and was primarily a result of the following:

•	Net proceeds of $287.8 million arising in respect of the IPO of Golar Partners;

•	Drawdown of $80 million on the World Shipholding facility;

•	Proceeds of $13.8 million from the exercise of share options;

Partially offset by:

•	Payments of $108.1 million to increase our ownership of Golar Energy to 100%;

•	Scheduled repayments of $105.8 million on our long-term debt; and

•
The payment of dividends during the year of $65 million.  In addition the payment of $12.5 million of dividends to non-controlling interests.  The increase in 2011 is due to cash distributions made in respect of Golar Partners subsequent to its IPO in April 2011.

Net cash used in financing activities in 2010 was $374.0 million and was primarily a result of repayments of $110 million on our long term debt. In December 2010 we also made a repayment of our Five Ships Leases obligations of $354.9 million which was funded by restricted cash deposits held to secure the lease obligations and payment of dividends during the year of $45.8 million.  This is partially offset by the drawdown on the Golar Freeze facility of $125 million in 2010, in addition to the receipt of $18.7 million of proceeds arising from the exercise of warrants in Golar Energy.

Net cash provided by financing activities during the year ended December 31, 2009 of $78.8 million was primarily as a result of the proceeds of $115.4 million from the issuance of equity in Golar Energy which occurred during 2009.  This was partially offset by the repayment of $71.4 million of long term debt and proceeds from long term debt of $45 million of which $10 million relates to the Greenwich facility and $35 million relates to the final drawdown of the Golar LNG Partners credit facility in 2009.

Borrowing activities

Long-Term Debt

The following is a summary of our credit facilities.  Please see Note 23 to the Company's audited Consolidated Financial Statements included herein for additional information relating to our credit facilities.

World Shipholding facility

Following the termination of the Company's $80 million credit facility with our major shareholder, World Shipholding in March 2011, the Company entered into a new $80 million revolving credit facility in April 2011, with another company related to World Shipholding. The Company drew down a total of $80 million in the period until July 2011. As of December 31, 2011, the outstanding balance under this facility was $80 million. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013 and is currently secured by Hilli, the Gimi and the Nusantara Regas Satu; all amounts due under the facility must be repaid by at maturity.

Subsequent to the year end, the revolving credit facility has been extended to $250 million without any changes to the original terms of the facility.  As of April 27, 2012, our outstanding borrowings under this facility were $90 million.

Mazo facility

The Mazo facility was assumed by us in May 2001 and the amount originally drawn down under the facility totaling $214.5 million.  The loan is secured on the vessel Golar Mazo.  The facility bears interest at LIBOR plus a margin and repayments are due bi-annually over the term until June 2013. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Golar Maria facility

In April 2006 we entered into a $120 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin and is repayable in quarterly installments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120 million, for the purpose of financing the purchase of the Golar Arctic, which we refer to as the Golar Arctic facility.  The facility bears interest at LIBOR plus a margin and is repayable in quarterly installments over a term of seven years with a final balloon payment of $86.3 million due in January 2015.

Golar Viking

In January 2005 we entered into a $120 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, or Investor Bank.  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that Golar is required to pay out fixed preference dividends to the Investor Bank and the Investor Bank is required to pay fixed interest due on the loan from Golar to Investor Bank.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into the Golar group.  Accordingly, as at December 31, 2011, the Consolidated Balance Sheet and Consolidated Statement of Operations includes the Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between us and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Golar LNG Partners credit facility

In September 2008, we refinanced existing loan facilities in respect of two vessels, the Methane Princess and the Golar Spirit and entered into a new $285 million credit facility with a banking group.  The loan is secured by the Golar Spirit and the assignment of a mortgage given to us by the lessor of the Methane Princess, with a second priority charge over the Golar Mazo.

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  The initial draw down amounted to $250 million in November 2008.  We drew down an additional $35.0 million for the period to March 2009.  At the time we entered into the Golar LNG Partners credit facility, such facility provided for available borrowings of up to $285 million.  Pursuant to the terms of the Golar LNG Partners credit facility, the total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017.  As of December 31, 2011, the revolving credit facility provided for available borrowings of up to $257.5 million, of which $257.5 million was outstanding. Accordingly, as of December 31, 2011, we had no ability to draw additional amounts under this facility.  The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Please see Note 23 "Debt - Debt and lease restrictions" in our Consolidated Financial Statements included herein.

Golar Freeze facility

In June 2010, we completed the refinancing of the Golar Freeze with a syndicate of banks and financial institutions for an amount of $125 million. The new facility bears interest at LIBOR plus a margin.  The loan is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans ASA Loan facility. Exportfinans ASA acted as lender with a guarantee from GIEK (Garanti-institute for Eksportkredit). Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $38.8 million payable in April 2015. The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018. This has to be repaid if the commercial tranche is not refinanced. The Golar Freeze facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

As of December 31, 2011 and 2010, we had total long-term debt outstanding of $771.5 million and $797.2 million, respectively.

The outstanding debt of $771.5 million as of December 31, 2011, is repayable as follows:

Year ending December 31,
(in millions of $)

2012	64.3
2013	144.9
2014	130.2
2015	157.3
2016	32.7
2017 and thereafter	242.1
771.5

 The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.70% to 3.50%.

Capital Lease Obligations

The following is a summary of our Capital Lease Obligations.  Please refer to Note 24 to the Company's audited Consolidated Financial Statements included herein for additional information related to our capital lease obligations.

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

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The value of the deposit used to obtain a LC to secure the lease obligation as of December 31, 2011, was $145.5 million.

Golar Winter Lease

In April 2004, we signed a lease agreement in respect of our newbuilding the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the "Lessor") for a primary period of 28 years.  Under the agreement we received an amount of $166 million.  Our obligations to the Lessor under the lease were originally secured by (inter alia) a LC provided by another U.K. bank, or the LC Bank.  During 2008 and 2009, an aggregate amount of $52.3 million was released from the LC deposit to us in consideration of the additional security afforded to the Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of December 31, 2011, the LC deposit to secure the lease obligation was $nil.

The Golar Winter Lease is denominated in GBP while its cash deposit is denominated in USD.  In order to hedge the currency risk arising from the GBP lease rental obligation we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate, (i.e. Golar receives GBP and pays U.S. Dollars).

Grand Lease

In April 2005, we signed a lease agreement in respect of our newbuilding, the Golar Grand, to which we refer to as the Grand Lease, with another U.K. bank (the "Grand Lessor") for a primary period of 30 years.  Under the agreement we received $150 million.  Our obligations to the lessor under the lease are secured by (inter alia) a LC provided by another U.K. bank.  This LC is secured by a cash deposit of $45 million, which we deposited at the same time entered into the lease.  The Grand Lease obligation and associated cash deposit are both denominated in USD.

As of December 31, 2011, the Company is committed to make minimum rental payments under capital leases, as follows:

Year ending December 31,	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
(in millions of $)
2012	7.0	10.0	9.2	26.2
2013	7.3	10.0	9.1	26.4
2014	7.6	10.0	9.1	26.7
2015	7.8	10.0	9.0	26.8
2016	8.1	10.0	9.0	27.1
2017 and thereafter	244.2	155.0	188.5	587.7
Total minimum lease payments	282.0	205.0	233.9	720.9
Less: Imputed interest	(133.2)	(85.7)	(96.2)	(315.1)
Present value of minimum lease payments	148.8	119.3	137.7	405.8

For all our leases other than the Grand Lease, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR.  In relation to the Winter Lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above.  We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Methane Princess Lease, and based upon USD LIBOR for the Golar Winter Lease.  Our lease obligation in respect of the Golar Grand and the associated cash deposit are denominated in USD.  Two of our leases are therefore denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations or by currency swap.  This is not however a perfect hedge and so the movement in currency exchange rate between the U.S. Dollar and the GBP will affect our results (please see the section of this annual report entitled "Item 11- Quantitative and Qualitative Disclosures About Market Risk - Foreign currency risk").

Three of our vessels are currently financed by U.K. tax leases.  In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the lease restructuring subsequent terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the U.K. revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred in respect of our lease financing transactions including the restructuring and subsequent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  Six U.K. tax leases we entered into during 2003 were structured so that a cash benefit was received up front (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP). Of these six leases, we have since terminated five, with one lease remaining. In addition, we entered into a further two U.K. tax leases but there accrue benefit over the term of two leases.

Debt and lease restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, transfer funds from subsidiary companies to us, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders and lessors.  In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements.  Our various debt and lease agreements of the Company contain covenants that require compliance with certain financial ratios.  Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses, minimum free cash restrictions in respect of our subsidiaries and us.  With regards to minimum levels of free cash we have covenanted to maintain at least $25 million of cash and cash equivalents on a consolidated group basis.  As of December 31, 2011, we complied with all covenants of our various debt and lease agreements with the exception of one of our subsidiaries, Golar Partners, in respect of its consolidated net worth covenant under its Golar LNG Partners credit facility.

In March 2012, one of our subsidiaries, Golar Partners, received a waiver relating to its requirement to comply with its consolidated net worth covenant as of December 31, 2011 from the lenders under our Golar LNG Partners credit facility. Absent this waiver, Golar Partners would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of its acquisition from us of a 100% interest in the subsidiaries that own and operate the Golar Freeze. The acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds that Golar Partners paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in its equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by Golar Partners from us that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions, the addition to the Golar Partners' consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by guarantor subsidiaries of ours.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  We have also entered into derivative instruments for trading purposes, in order to manage our exposure to the risk of movements in the price of natural gas and LNG and for speculative purposes within our LNG trading subsidiary.

As of December 31, 2011, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $899.1 million of floating rate debt, leaving $32.3 million exposed to a floating rate of interest.  Our swap agreements have expiration dates between 2012 and 2018 and have fixed rates of between 0.92% and 5.04%.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter Lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais.  We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our U.K. office.  The currencies which impact us the most include, but are not limited to, Euros, Norwegian Krone, Singaporean Dollars and, to a lesser extent, GBPs.

Capital Commitments

Vessel Conversion

The Nusantara Regas Satu has recently completed its retrofitting into a FSRU in April 2012.  The vessel is expected to commence its long-term charter with Nusantara Regas at the beginning of May 2012.  As of December 31, 2011 and April 27, 2012, in addition to shipyard payments, we are committed to various suppliers of services and equipment relating to the retrofit of the vessel.  As of these dates, the estimated timing of the remaining commitments in respect of the Nusantara Regas Satu FSRU retrofitting is as follows:

(in millions of $)	April 27, 2012	December 31, 2011
2012	12.3	81.1
	12.3	81.1

Newbuilding contracts

As of April 27, 2012, we have entered into newbuilding contracts for the construction of 11 LNG carriers and two FRSUs for a total cost of $2.7 billion with expected delivery between 2013 and 2015.  The following table sets out as at December 31, 2011 and April 27, 2012, the estimated timing of the remaining commitments under our present newbuilding contracts.  Actual dates for the payment of installments may vary due to progress of the construction.

(in millions of $)	April 27, 2012	December 31, 2011
2012	127.8	153.3
2013	1,107.1	925.7
2014	1,038.7	615.4
2015	121.0	-
	2,394.6	1,694.4

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

Revenue Recognition

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

In the event of an impairment trigger, we follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest. No vessel impairment test was undertaken by us in 2011 since no triggers were identified.

In 2011, 2010 and 2009 impairment charges of $0.5 million, $1.5 million and $1.5 million, respectively, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the retrofitting of the Golar Spirit.  As of December 31, 2011, the carrying value of these was $3.5 million.

Vessel Market Values

In "Vessels and Impairment," we discuss our policy for assessing impairment of the carrying values of our vessels.   During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2011.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  However, we are not holding any of our vessels for sale.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

Capital Leases

As of December 31, 2011 we have sold three of our vessels to, and subsequently leased the vessels from, U.K. financial institutions that routinely enter into finance leasing arrangements. We have accounted for these arrangements as capital leases. As identified in our critical accounting policy for time charters, we make estimates and assumptions in determining the classification of our leases. In addition, these estimates, such as incremental borrowing rates and the fair value or remaining economic lives of the vessels, impact the measurement of our vessels and liabilities subject to the capital leases. Changes to our estimates could affect the carrying value of our lease assets and liabilities, which could impact our results of operations. To illustrate, if the incremental borrowing rate had been lower than our initial estimate this would result in a higher lease liability being recorded due to a lower discount rate being applied to its future lease rental payments.

One of our capital leases is 'funded' via a long term cash deposit which closely matches the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposit, and where differences arise, this is funded by, or released to, available working capital.

We have also recorded deferred credits in connection with this lease transaction.  The deferred credits represent the upfront cash inflow derived from undertaking financing in the form of UK leases.  The deferred credits are amortized over the remaining economic lives of the vessels to which the leases relate on a straight-line basis.  The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels.  If that tax depreciation ultimately proves not to be available to the lessor, or is clawed back from the lessor (e.g., on a change of tax law or adverse tax ruling), the lessor will be entitled to adjust the rentals under the relevant lease so as to maintain its after tax position, except in limited circumstances.

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

Valuation of Derivative Financial Instruments

Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation and interest rate. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

The fair value of our derivative financial instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm's length transaction under normal business conditions at the reporting date, taking into account current interest rates and foreign exchange rates, and estimates of the current credit worthiness of both us and the swap counterparty. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets. The process of determining credit worthiness is highly subjective and requires significant judgment at many points during the analysis.

If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.

Recently Issued Accounting Standards

Adoption of new accounting standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances and settlements on a gross basis.  The disclosure requirements for the treatment of purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company adopted the guidance in the first quarter of 2011, which did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period.  The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period.  The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance is effective for the Company's interim and annual reporting periods beginning after June 15, 2011. The adoption of this newly issued guidance, did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued a pronouncement that is intended to lead employers to provide more information about an employer's financial obligations to multiemployer pension plans. Multiemployer pension plans commonly are used by an employer to provide benefits to union employees who may work for many employers during their working life, thereby enabling them to accrue benefits in a single pension plan for their retirement. Under this pronouncement, enhanced disclosures are required to be made by employers participating in a multiemployer plan. The enhanced disclosures are required for fiscal years ending after December 15, 2011 for public entities. The adoption of this guidance did not have a material impact on the Company's disclosures on its consolidated financial statements.

New accounting standards not yet adopted

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. The Company is evaluating the impact of the adoption of this newly issued guidance but does not expect it to have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The Company is evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Company.

C.            Research and Development, Patents and Licenses

Not Applicable.

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

F.             Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2011:

(in millions of $)	Total Obligation	Due in 2012	Due in 2013 – 2014	Due in 2015 – 2016	Due Thereafter
Long-Term Debt (1)	771.5	64.3	275.1	190.0	242.1
Interest Commitments on Long-Term Debt (2)	87.6	28.5	37.2	15.8	6.1
Capital Lease Obligations (3)	405.8	5.5	12.5	14.9	372.9
Interest Commitments on Capital Lease Obligations (2)	315.1	20.6	40.5	39.2	214.8
Operating Lease Obligations	1.0	0.7	0.3	-	-
Purchase Obligations:
Newbuildings (4)	1,694.4	153.3	1,541.1	-	-
FSRU Conversion (5)	81.1	81.1	-	-	-
Egyptian Venture (6)	-	-	-	-	-
Other Long-Term Liabilities (7)	-	-	-	-	-
Total	3,356.5	354.0	1,906.7	259.9	835.9

(1)
As of December 31, 2011, taking into account the hedging effect of our interest rate swaps, $32.3 million of our long-term debt and capital lease obligations (net of restricted cash deposits), was floating rate debt, which accrued interest based on USD LIBOR.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.22% and taking into account our various margin rates and interest rate swaps associated with each debt.  Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.2%.

(3)	In the event of any adverse tax rate changes or rulings our lease obligations could increase significantly (see discussion above under "Capital Lease Obligations").

(4)
This refers to the contracted costs for the newbuilding contracts we entered into in 2011 for the construction of seven LNG carriers and two FSRUs.  As at April 27, 2012, we have entered into additional newbuild contracts for four LNG carriers with a total cost of approximately $800 million of which $127.8 million is due in 2012.

(5)	This refers to our committed costs for the completion of the retrofitting of the Nusantara Regas Satu into a FSRU which was completed in April 2012.

(6)
As at December 31, 2011, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(7)
Our Consolidated Balance Sheet as of December 31, 2011, includes $113.5 million classified as "Other long-term liabilities" of which $56.6 million refers to tax benefits arising on intra-group transfers of long-term assets  in respect of transactions between controlled entities that generated a permanent tax benefit. The tax benefits which arose are being amortized through the tax line of the income statement over the remaining lives of the vessels.

In addition $19.2 million represents deferred credits related to our capital lease transactions and $37.6 million represents liabilities under our pension plans.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 25 of the Consolidated Financial Statements for additional information regarding our other long term liabilities.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors and secretary as of April 27, 2012.

Name	Age	Position
John Fredriksen	67	Chairman of our board of directors, President and Director
Kate Blankenship	47	Director and Audit Committee member
Tor Olav Trøim	49	Director
Hans Petter Aas	66	Director and Audit Committee member
Katherine Fredriksen	28	Director
Paul Adams	53	Director
Georgina Sousa	62	Company Secretary

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

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005.  She served as our Chief Accounting Officer from May 2001 until May 31, 2003.  Ms. Blankenship has also been a director of Frontline Limited (or Frontline) since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill Limited since May 2005, Golden Ocean Group Limited since November 2004 and Archer Limited since August 2007.  She is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Trøim has served as a director of the Company since September, 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.  He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995).  Since 1995 Mr. Troim has been a director of Seatankers Management in Cyprus.  Mr. Troim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited, Golar LNG Partners LP and as an alternate director of Frontline Ltd.

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

Paul Adams has served as a director of the Company since September, 2011, having previously served as a director of the Company's subsidiary, Golar LNG Energy Limited ("Golar Energy"), since 2009 up to June 2011 when Golar Energy was delisted from Oslo Axess. Prior to that, he worked for 25 years in the trading department at BP, leading the oil supply and trading market for the Americas until 2003. Mr. Adams final role in BP was as a member of the senior executive team preparing the petrochemicals business for spin-off, completed successfully to Ineos in 2005. After three years working in private equity and a prominent venture-capital backed biotech company in California, in 2009 he assumed the role of CEO, Parnon Holdings, the US trading subsidiary of Farahead Holdings. Born in the United Kingdom, Mr. Adams has spent most of the past 18 years based in the United States.

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

Executive Officers

The following provides information about each of our executive officers as of April 27, 2012.

Name	Age	Position
Doug Arnell	46	Chief Executive Officer – Golar Management
Tom Christiansen	59	Vice President, Operations – Golar Management
Brian Tienzo	38	Chief Financial Officer – Golar Management
Hugo Skar	44	Chief Technical Officer - Golar Management

Doug Arnell joined Golar Energy Management as Chief Commercial Officer & Deputy Chief Executive Officer in September 2010 and became Chief Executive Officer of Golar Energy Management in February 2011. He previously worked for BG Group since 2003 in leadership roles in the areas of LNG, downstream natural gas marketing and upstream exploration and development. Prior to that, he held positions of Managing Director for El Paso's European natural gas division and Senior Business Development Director for Enron International's LNG business. In total, Doug has worked in the global natural gas industry for over 21 years.

Tom Christiansen currently serves as Vice President, Operations of Golar Management since February 2012.  Mr. Christiansen joined Golar Management in September 2006 as Fleet Manager.  Prior to joining Golar Management he held the position of Fleet Manager responsible for the LNG carrier fleet of Wilhelmsen Ship Management.  Mr. Christiansen has a degree from Tønsberg Nautical college.  He spent 11 years as a chief engineer at Havtor Management until 1995 when it became a part of Bergesen d.y. ASA.  Mr. Christiansen remained with Bergesen as a chief engineer on LPG and LNG carriers until he became a Superintendent responsible for LPG and LNG vessels in 1995.

Brian Tienzo has served as the Chief Financial Officer of Golar Management since June 2011. He previously served as the Group Financial Controller of Golar Management since 2008 having joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Certified Chartered Accountants.

Hugo Skår has served as Vice President, Project Management for Golar Management since 2004 and became CTO in 2009. Mr. Skår has been responsible for the successful FSRU conversion projects. Mr. Skår has an MSc degree in Naval Architecture. He worked 9 years in Bergesen (Newbuilding & Project Division) and has an extensive experience from newbuilding supervision and VLCC conversions to FPSO (Floating Production Storage Offshore). From 2001 to 2004, he served as Site Manager and Project Manager for the construction of Bergesen's new LNG carriers.

B.      Compensation

For the year ended December 31, 2011, we paid to our directors and executive officers aggregate cash compensation of $1,863,623 and an aggregate amount of $224,428 for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "Option Plan" below.

In addition to cash compensation, during 2011 we also recognized an expense of $2.0 million relating to stock options issued to certain of our directors and employees.

C.      Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our Board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function.  Our audit committee consists of two members, Kate Blankenship and Hans Petter Aas who are both Company Directors.  Except for an audit committee the Board does not have any other committees.

As a foreign private issuer we are exempt from certain requirements of the NASDAQ Global Select Market that are applicable to U.S. listed companies.  Please see the section of this annual report entitled Item 16G. "Corporate Governance" for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NASDAQ Global Select Market.

D.      Employees

As of December 31, 2011, we employed approximately 35 people in our offices in London, Oslo, Singapore and Tulsa.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 500 seagoing employees, of which approximately 21 are employed directly by us and 479 are employed through our independent ship managers.

E.      Share ownership

  The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors and officers as of April 27, 2012, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Company's various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Interest in Common Shares of $1.00 each		Interest in Options

	Number of shares	%	Total number of options	Exercise price	Expiry date
John Fredriksen (2)	(2)	(2)	8,251	$12.18	2014
			2,750	$8.18	2015
Kate Blankenship	(1)	(1)	37,500	$8.92	2013
			8,251	$12.18	2014
			2,750	$8.18	2015
Tor Olav Trøim (3)	(1)	(1)	8,251	$12.18	2014
			2,750	$8.18	2015
Hans Petter Aas	(1)	(1)	25,000	$9.17	2014
Kathrine Fredriksen	-	-	75,000	$9.17	2014
Paul Adams	-	-	8,251	$12.18	2014
			2,750	$8.18	2015
Doug Arnell	-	-	123,762	$8.18	2015
Brian Tienzo	-	-	6,766	$8.18	2015
			20,297	$12.18	2014
Tom Christiansen	-	-	10,056	$8.18	2015
			10,726	$12.18	2014
Hugo Skar	-	-	16,171	$12.18	2014
			16,374	$8.18	2015

(1) Less than 1%

(2)  World Shipholding Ltd., a Liberian holding company, and other related companies which are collectively referred to herein as World Shipholding, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 36,755,080 shares of our common stock held by World Shipholding, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by World Shipholding. In addition to the holding of shares and options contained in the table above, as of April 27, 2012, World Shipholding is party to separate TRS agreements relating to 500,000 of our common shares.

(3) In addition to the holdings of shares and options contained in the table above, as of April 27, 2012, Drew Investment Ltd., a company controlled by Tor Olav Troim, is party to separate TRS agreements relating to 375,000 of our common shares.

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

  In August 2009 the board of directors of Golar Energy adopted the Golar Energy share option plan ("Energy Plan") with similar terms to the Company's share option plan.  In June 2011, in connection with the delisting of Golar Energy, previously granted options in Golar Energy were cancelled and concurrently replaced with new options in Golar.

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

 As of December 31, 2011, 7.1 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.  For further detail on share options please read Item 18 – Consolidated Financial Statements: Note 27 – Share Capital and Share Options.

  The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of April 27, 2012.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

11.	Major shareholders

The following table presents certain information as of March 31, 2012 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares.

	Common Shares
Owner	Number	Percent

World Shipholding (1)	36,755,080	46.0%
Steinberg Asset Management, LLC (2)	4,508,303	5.64%

(1) As discussed above, the shares of World Shipholding are held in trusts established by Mr. John Fredriksen for the benefit of his immediate family. In addition, World Shipholding has TRS agreements with underlying exposure to 0.5 million shares in the Company.
(2) Information derived from the Schedule 13G/A of Steinberg Asset Management, LLC filed with the Commission on February 14, 2012.

Our major shareholders have the same voting rights as all of our other common shareholders. No corporation or foreign government owns more than 50% of issued and outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2011 are discussed below.

Net (expenses) income (due to) from related parties:

(in thousands of $)	2011
Frontline Ltd. and subsidiaries ("Frontline") (a)	(972)
Seatankers Management Company Limited ("Seatankers") (a)	(64)
Ship Finance AS ("Ship Finance") (a)	190
Bluewater Gandria (b)	125
Golar Wilhelmsen (b)	(2,816)
World Shipholding (c)	(2,302)

Receivables (payables) from related parties:

(in thousands of $)	2011
World Shipholding
- Loan (c)	(80,000)
- Other (d)	(21,134)
Frontline	181
Seatankers	(44)
Ship Finance	48
Bluewater Gandria	125
(100,824)

a)
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

b)
As of December 31, 2011 the Company had a 50% and 60% equity interests in Bluewater Gandria and Golar Wilhelmsen, respectively, which it accounts for using the equity method (see note 11).  The charges to Bluewater relate to agency fees.  While Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

c)
World Shipholding revolving credit facility - In June 2009, the Company entered into an $80 million revolving credit facility with our major shareholder, World Shipholding. The interest was fixed at 8% per annum with a commitment fee of 0.75% on any undrawn amounts available under the facility.  The facility was due to expire in June 2011.  In March 2011, the outstanding balance under the facility of $10 million was repaid.  In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to World Shipholding.  The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility (see note 23 for detail).

For the year ended December 31, 2011 included within net expenses due to World Shipholding, include loan interest and commitment fees of $2.2 million.

d)
Unpaid dividends to World Shipholding – As of December 31, 2011, $21.1 million was outstanding in respect of unpaid dividends relating to the second and third quarters of 2011.  The interest incurred on the unpaid dividends was $0.1 million for the year ended December 31, 2011.

As of December 31, 2011, World Shipholding, which is indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, owned 46.0% of Golar.

Dividends to non-controlling interests

(in thousands of $)	2011
Faraway Maritime Shipping Company	2,400
Golar Partners	10,132
12,532

Faraway Maritime Shipping Company owns the vessel, the Golar Mazo.  Golar holds a 60% equity interest in the Company, with the remaining 40% interest held by CPC Corporation, Taiwan.

In April 2011, the Company's ownership of its subsidiary, Golar Partners was reduced to 65% following the completion of its IPO (see note 26 to the Company's audited Consolidated financial statements).  Accordingly, since its IPO, Golar Partners has made quarterly distributions of which $10.1 million were declared and paid in 2011 to non-controlling interests.

Relationship with Golar Partners

Golar Partners is a NASDAQ listed, Marshall Islands partnership and was formed in 2008 by us, a leading independent owner and operator of LNG carriers and FSRUs, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  Its fleet currently consists of three FSRUs and two LNG carriers.  As of April 27, 2012, we own a 63%  limited partner and 2% general partner interests in Golar Partner.

Quarterly Distributions

We are entitled to distributions on our common, general and limited partner comprising of common and subordinated interests in Golar Partners.  Under the Partnership Agreement, during the subordination period, the holders of the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•	First, 98% to the common unit holders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•
Second, 98% to the common unit holders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, we currently hold all of the incentive distribution rights in Golar Partners.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unit holders in an amount equal to the minimum quarterly distribution; and

•
the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partner in the following manner:

•	first, 98.0% to all unit holders, pro rata, and 2.0% to the General Partner, until each unit holder receives a total of $0.4428 per unit for that quarter (the "first target distribution");

•
second, 85.0% to all unit holders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.4813 per unit for that quarter (the "second target distribution");

•
third, 75.0% to all unit holders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.5775 per unit for that quarter (the "third target distribution"); and

•	thereafter, 50.0% to all unit holders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

 In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unit holders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

We received total distributions from Golar Partners of $19.2 million in 2011 since the IPO of Golar Partners in April 2011.

Competition with Golar Partners

Under the omnibus agreement, Golar Partners granted to us Rights of First Offer on FSRUs and LNG carriers.  Wherein, we have a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by Golar Partners.  Under the omnibus agreement, we and our subsidiaries granted a similar right of first offer to Golar Partners for any Five-Year Vessels they might own.  These rights of first offer do not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Indemnification

Under the omnibus agreement, we agreed to indemnify Golar Partners for a period of five years after its IPO (and for a period of at least three years after its purchase of the Nusantara Regas Satu, if applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to Golar Partners to the extent arising prior to the time they were contributed or sold to Golar Partners.  Liabilities resulting from a change in law after the closing of its initial public offering are excluded from the environmental indemnity.  There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by us for environmental and toxic tort liabilities.  No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case we are liable for claims only to the extent such aggregate amount exceeds $500,000.

Three of the vessels that Golar Partners purchased from us are financed by way of a UK tax lease. We continue to indemnify Golar Partners in the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the UK vessel lessors or a successful challenge by the UK Revenue authorities to the tax assumptions on which the transactions were based, or in the event that the leases are terminated before their expiration which could require Golar Partners to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with fees that were financed in connection with these lease financing transactions.

Two debt facilities of Golar Partners, the Golar Freeze facility and the Mazo facility, are guaranteed by us. In addition, we continue to provide certain guarantees under the Golar LNG Partners Credit facility in respect of any mark to market swap movements relating to the interest rate swaps that Golar Partners entered into to hedge the Golar LNG Partners Credit facility.

Management and Administrative Services Agreement

In connection with its IPO in April 2011, Golar Partners entered into a management agreement with Golar Management, a subsidiary of Golar.  Subject to certain termination rights, the initial term of the management agreement will expire on May 2016.  Pursuant to the management agreement, Golar Management provides to Golar Partners the following types of services: (i) commercial management services; (ii) bookkeeping, audit and accounting; (iii) legal and insurance services; (iv) administrative and clerical services; (v) banking and financial services; (vi) advisory services; and (vii) client and investor relations.

In return for services under the management agreement, Golar Partners reimburses the Manager for its reasonable costs and expenses incurred in connection with the provision of these services.  The services provided by Golar Management are charged at a management fee equal to 5% of its costs and expenses incurred in connection with providing the services.  Golar Partners incurred fees of $1.6 million in 2011.

Fleet Management Agreements

Each of Golar Partners' vessels in its fleet is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen.  Under these fleet management agreements, our subsidiaries pay fees to and reimburse the costs and expenses of the vessel managers.  During 2011, Golar Partners incurred fees of $3.1 million for these services.

C.      Interests of Experts and Counsel

Not Applicable.

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

Dividend Distribution Policy

Our long-term objective is to pay a regular dividend in support of our main objective to totaling returns to shareholders.  The level of our dividends will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

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

For 2011, our board of directors declared four quarterly dividends in June 2011, August 2011, November 2011 and March 2012 in the aggregate amount of $89.2 million, or $1.15 per share.

For 2010, our board of directors declared four quarterly dividends and an extraordinary dividend in the aggregate amount of $0.75 per share on our common stock in May 2010, August 2010, November 2010 and March 2011. Aggregate payments were $50.8 million for cash dividends with respect to 2010.

In 2010, our board of directors also declared three special dividends. These dividends comprised the distribution of one Golar Energy share for every seven of the Company's shares held. Two of these special dividends were in respect of the third and fourth quarter of 2009 with a monetary equivalent of $0.25 per share and $0.23 per share, respectively. The third special dividend was in respect of the third quarter of 2010 with a monetary equivalent of $0.25 per share.

In 2009, no dividend payments were made. Our board of directors wanted to increase the cash flow and strengthen the balance sheet for near term project opportunities.

B.           Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

Listing Details and Markets

Our common shares have traded on the Oslo Stock Exchange, or OSE since July 12, 2001 under the symbol "GOL" and on the NASDAQ Global Select Market since December 12, 2002 under the symbol "GLNG."

The following table sets forth, for the five most recent fiscal years from January 1, 2007 and for the period ended March 31, 2012, the high and low prices for the common shares on the OSE and the NASDAQ Global Select.

	OSE		NASDAQ
	High	Low	High	Low

First quarter 2012	NOK288.90	NOK212.50	$47.82	$36.93

Fiscal years ended December 31

2011	NOK274.00	NOK86.25	$45.59	$14.77
2010	NOK98.50	NOK59.00	$15.94	$9.42
2009	NOK77.75	NOK23.00	$13.90	$2.63
2008	NOK123.00	NOK29.00	$22.79	$3.96
2007	NOK154.50	NOK76.25	$27.70	$12.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2010, the high and low prices of the common shares on the OSE and the NASDAQ Global Select Market.

	OSE		NASDAQ
	High	Low	High	Low
Fiscal year ended December 31, 2011

First quarter	NOK144.00	NOK86.25	$25.96	$14.77
Second quarter	NOK190.50	NOK139.50	$35.32	$25.31
Third quarter	NOK217.00	NOK141.00	$39.90	$27.42
Fourth quarter	NOK274.00	NOK165.50	$45.59	$27.71
	OSE		NASDAQ
	High	Low	High	Low
Fiscal year ended December 31, 2010

First quarter	NOK75.75	NOK63.00	$13.40	$10.60
Second quarter	NOK88.75	NOK63.00	$13.98	$9.68
Third quarter	NOK78.00	NOK59.00	$12.78	$9.42
Fourth quarter	NOK98.50	NOK70.00	$15.94	$12.08

The following table sets forth, for the most recent six months, the high and low prices for our common shares on the OSE and the NASDAQ Global Select Market.

	OSE		NASDAQ
	High	Low	High	Low

April 2012 (1)	NOK231.00	NOK206.00	$40.52	$35.29
March 2012	NOK243.90	NOK212.50	$43.79	$36.93
February 2012	NOK273.00	NOK235.60	$47.45	$40.40
January 2012	NOK288.90	NOK229.80	$47.82	$39.60
December 2011	NOK274.00	NOK242.00	$45.59	$40.04
November 2011	NOK258.00	NOK213.00	$44.26	$37.37
October 2011	NOK227.50	NOK165.80	$41.42	$27.71

(1) For the period from April 1, 2012 through April 20, 2012.

On March 31, 2012, the exchange rate between the Norwegian Kroner and the U.S. Dollar was NOK5.71 to one U.S. Dollar.

ITEM 10.    ADDITIONAL INFORMATION

This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our common shares. The description is only a summary and does not describe everything that our Memorandum of Association and Bye-laws contain. The Memorandum of Association and the Bye-Laws of the Company have previously been filed as Exhibits 1.1 and 1.2, respectively to the Company's Registration Statement on Form 20-F, (File No. 000-50113) filed with the Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

At the 2007 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-laws of the Company as adopted on September 28, 2007, were filed as Exhibit 1.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2007, (File No. 001-50113) filed with the Commission on May 12, 2008, and are hereby incorporated by reference into this Annual Report.

A.      Share capital

Not Applicable.

B.      Memorandum of Association and Bye-laws

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

Shareholder Meetings. Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our board of directors. The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights. The meetings may be held at any place, in or outside of Bermuda that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime. Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholder meetings to the company to determine in its Bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-Laws provide otherwise. The Company's Byelaws do not provide for a quorum requirement other than 33.33%.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our  common shares.

The key powers of our shareholders include the power to alter the terms of the Company's Memorandum of Association and to approve and thereby make effective any alterations to the Company's Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's Memorandum of Association. A majority vote against an alteration to the Company's Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast unless the Bye-Laws provide otherwise). The Company's Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company's Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company's voting shares the ability to request that the board of directors shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of the Company's business affairs unless there is a pre-existing provision in the Company's Bye-Laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares. There are no deadlines in the Companies Act relating to the time when votes must be exercised.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. The company's relationship is with the registered holder of its shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner) then if the beneficial owner is entitled to the shares, the beneficial owner may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain the registered holder may appoint the beneficial owner as the registered holder's proxy.

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where shareholders holding not less than 33.33% of the voting shares are present in person or by proxy. A person holding 50% or more of the voting shares of the Company will be able to elect all of the directors, and to prevent the election of any person whom such shareholder does not wish to be elected. There are no provisions for cumulative voting in the Companies Act or the Bye-Laws and the Company's Bye-Laws do not contain any super-majority voting requirements.  The appointment and removal of directors is covered by Bye-laws 86, 87 and 88.

There are procedures for the removal of one or more of the directors by the shareholders before the expiration of his term of office. Shareholders holding 10% or more of the voting shares of the Company may require the board of directors to convene a shareholder meeting to consider a resolution for the removal of a director. At least 14 days’ written notice of a resolution to remove a director must be given to the director affected, and that director must be permitted to speak at the shareholder meeting at which the resolution for his removal is considered by the shareholders.

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's Bye-Law 89 is more restrictive in that it stipulates that the office of a Director shall be vacated upon the happening of any of the following events (in addition to the Director's resignation or removal from office by the shareholders):

•	If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;

•	If he becomes bankrupt or compounds with his creditors;

•	If he is prohibited by law from being a Director; or

•	If he ceases to be a Director by virtue of the Companies Act.

Under the Company's Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of six directors. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

Subject to the provisions of the Companies Act, a director of a company may, notwithstanding his office, be a party to or be otherwise interested in any transaction or arrangement with that company, and may act as director, officer, or employee of any party to a transaction in which the company is interested. Under our Bye-Law 92, provided an interested director declares the nature of his or her interest immediately or thereafter at a meeting of the board of directors, or by writing to the directors as required by the Companies Act, a director shall not by reason of his office be held accountable for any benefit derived from any outside office or employment. The vote of an interested director provided he or she has complied with the provisions of the Companies Act and our Bye-Laws with regard to disclosure of his or her interest, shall be counted for purposes of determining the existence of a quorum.

The Company’s Bye-law 94 provides the board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation.  The Company’s directors are not required to retire because of their age, and the directors are not required to be holders of the Company’s common shares.  Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.  The Company’s Bye-laws provide that no director, alternate director, officer or member of a committee, if any, resident representative, or his heirs, executors or administrators, whom we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favour, or in which he is acquitted or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.  The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.  The indemnity provisions are covered by Bye-laws 138 through 146.

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

•              the realizable value of our assets is less than our liabilities.

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

Oslo Stock Exchange. The Company’s Bye-law 39 provides that any person, other than its registrar, who acquires or disposes of an interest in shares which triggers a notice requirement of the Oslo Stock Exchange must notify the Company’s registrar immediately of such acquisition or disposal and the resulting interest of that person in shares.

The Company’s Bye-law 39 requires the Company to provide notice to the Oslo Stock Exchange if a person (other than the Company’s registrar) resident for tax purposes in Norway (or such other jurisdiction as the Board may nominate from time to time) is found to hold 50% or more of the Company’s aggregate issued share capital, or holds shares with 50% or more of the outstanding voting power.  The Company’s Bye-laws also require the Company to comply with requirements that the Oslo Stock Exchange may impose from time to time relating to notification of the Oslo Stock Exchange in the event of specified changes in the ownership of the Company’s common shares.

Share repurchases and preemptive rights. Subject to certain balance sheet restrictions, the Companies Act permits a company to purchase its own shares if it is able to do so without becoming cash flow insolvent as a result. The restrictions are that the par value of the share must be charged against the company's issued share capital account or a company fund which is available for dividend or distribution or be paid for out of the proceeds of a fresh issue of shares. Any premium paid on the repurchase of shares must be charged to the company's current share premium account or charged to a company fund which is available for dividend or distribution. The Companies Act does not impose any requirement that the directors shall make a general offer to all shareholders to purchase their shares pro rata to their respective shareholdings. The Company's Bye-Laws do not contain any specific rules regarding the procedures to be followed by the Company when purchasing its own shares, and consequently the primary source of the Company's obligations to shareholders when the Company tenders for its shares will be the rules of the listing exchanges on which the Company's shares are listed.  The Company’s power to purchase its own shares is covered by Bye-laws 9, 10 and 11.

The Companies Act does not confer any rights of pre-emption on shareholders when a company issues further shares, and no such rights of pre-emption are implied as a matter of common law. The Company's Bye-Laws do not confer any rights of pre-emption. Bye-Law 8 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-Law 12 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval.  The Company’s power to issue shares is covered by Bye-laws 12, 13, 14, 15 and 94.

Liquidation.  In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C.            Material contracts

None.

D.           Exchange Controls

The Bermudan Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us, unless the proposed transaction is exempted by the BMA's written general permissions. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NASDAQ or Oslo Bors. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

E.            Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Department regulations, or the Treasury Regulations, administrative rulings and pronouncements, and judicial decisions, all as of the date of this Annual Report.

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2011, 2010, and 2009 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $2,962,042, $2,755,244 and $5,489,000 respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $118,842, $110,210 and $219,000, respectively.

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

Under section 883 of the Code and the Treasury Regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. federal income taxation on our respective U.S. source shipping income if both of the following conditions are met:

•
we and each subsidiary are organized in a "qualified foreign country," defined as a country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under section 883 of the Code; this is also known as the "Country of Organization Requirement"; and

•	either

•
more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries; this is also known as the "Ownership Requirement"; or

•	our stock is "primarily and regularly traded on an established securities market" in the United States or any qualified foreign country; this is also known as the "Publicly-Traded Requirement".

The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the countries of incorporation of each of our subsidiaries that has earned shipping income from sources within the United States as qualified foreign countries.  Accordingly, we and each such subsidiary satisfy the Country of Organization Requirement.

Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the Ownership Requirement.  However, as described below, we believe that we will be able to satisfy the Publicly-Traded Requirement.

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the NASDAQ Global Select Market, an "established securities market" in the United States, during 2011.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market; this is also known as the "Listing Requirement".  Since our common shares are listed on the NASDAQ Global Select Market, we will satisfy the Listing Requirement.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test".  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2011.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide that our common shares will not be considered to be "regularly traded" on an "established securities market" for any taxable year in which 50% or more of the outstanding common shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding common shares; this is also known as the "5% Override Rule".  The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries, or "Qualified Shareholders", own sufficient common shares to preclude non-Qualified Shareholders from owning 50% or more of the total vote and value of our common shares for more than half the number of days during the taxable year; this is also known as the "5% Override Exception".

Based on our public shareholdings for 2011, we were not subject to the 5% Override Rule for 2011.  Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2011 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2011, we and our subsidiaries would be subject to tax under section 887 of the Code in the aggregate amount of $118,482.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax.  Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, is considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  If the sale is considered to occur within the United States, any gain on such sale may be subject to U.S. federal income tax as "effectively connected" income at a rate of up to 54.5%.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to "effectively connected" income.

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

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates (through 2012) provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied.  However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of a non-corporate U.S. Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment.  Any dividends paid by us, which are not eligible for these preferential tax rates will be taxed as ordinary income to a non-corporate U.S. Holder.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its common shares, and thereafter as a taxable capital gain.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock, which includes Golar Energy.  To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so.  This income should be treated as services income, which is not "passive income" for PFIC purposes.  We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, also known as the "IRS", pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

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

If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. Holder who owns or is treated as owning our common shares during any period in which we are so classified, would be subject to U.S. federal income tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain "excess distributions" and upon dispositions of our common shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. Holder's entire holding period of our common shares.  An "excess distribution" generally includes dividends or other distributions received from a PFIC in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the PFIC during a specified base period.  The tax at ordinary rates and interest resulting from an excess distribution would not be imposed if the U.S. Holder makes a "mark-to-market" election, as discussed below.

If we become a PFIC and, provided that, as is currently the case, our common shares are treated as "marketable stock," a U.S. Holder may make a "mark-to-market" election with respect to our common shares.  Under this election, any excess of the fair market value of the common shares at the close of any tax year over the U.S. Holder's adjusted tax basis in the common shares is included in the U.S. Holder's income as ordinary income.  In addition, the excess, if any, of the U.S. Holder's adjusted tax basis at the close of any taxable year over the fair market value of the common shares is deductible in an amount equal to the lesser of the amount of the excess or the net "mark-to-market" gains that the U.S. Holder included in income in previous years.  If a U.S. Holder makes a "mark-to-market" election after the beginning of its holding period of our common shares, the U.S. Holder does not avoid the PFIC rules described above with respect to the inclusion of ordinary income, and the imposition of interest thereon, attributable to periods before the election.

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

In addition to the above consequences, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder's common stock.

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

Pursuant to recently enacted Section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate, duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by us, or dividends or other distributions paid by us to shareholders of our common shares.  Bermuda has undertaken not to impose any such Bermuda taxes on shareholders of our common shares prior to the year 2035 except in so far as such tax applies to persons ordinarily resident in Bermuda.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 2016.

Liberian Taxation

Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries should be considered non-resident Liberian corporations which are wholly exempted from Liberian taxation effective as of 1977.

F.            Dividends and Paying Agents

Not Applicable.

G.            Statements by Experts

Not Applicable.

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

Subsidiary Information

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate and foreign currency exchange risks.  We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, when possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited Consolidated Financial Statements.  Further information on our exposure to market risk is included in Note 28 to our audited Consolidated Financial Statements.

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

As of December 31, 2011, the notional amount of the interest rate swaps outstanding in respect of our debt and net capital lease obligation was $899.1 million (2010: $620.3 million).  The principal of the loans and net capital lease obligations (net of restricted cash) outstanding as of December 31, 2011 was $986.9 million (2010: $1,016.2 million).  Based on our floating rate debt at December 31, 2011, a one-percentage point increase in the floating interest rate would have increased our interest expense by $1.3 million per annum.  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2011, see Note 28 to our audited Consolidated Financial Statements.

Foreign currency risk.  Except in the case of our vessel leases and FSRU conversions, the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBPs, in relation to our administrative office in the U.K. and operating expenses incurred in a variety of foreign currencies and Brazilian Reals in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reals.  Based on our GBP expenses for 2011, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $1.0 million.  Based on our Brazillian Real expenses for the year ended December 31, 2011, a 10% depreciation of the U.S. Dollar against the Brazillian Real would have increased our net expenses by approximately $0.8 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in GBP, although it is hedged by a British Pound cash deposit that secures this obligation.  We use cash from the deposit to make payments in respect of our lease.  Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing our capital lease obligations.  Among other things, movements in interest rates give rise to a requirement for us to make adjustments to the amount of the GBP cash deposit.  Based on the lease obligations and related cash deposit as of December 31, 2011, a 10% appreciation in the U.S. Dollar against GBP would give rise to an increase in our foreign exchange losses of approximately $0.3 million.

In April 2004, we entered into a lease arrangement in respect of the Golar Winter (as noted above), the obligation in respect of which is also denominated in GBP.  There is currently no cash deposit securing the lease obligation. We refer to this as "a "funded" lease.  We are therefore exposed to currency movements on the lease obligation of $119.4 million as at December 31, 2011.  In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations.  We could be exposed to a currency fluctuation risk if we terminated this lease.

We are exposed to some extent in respect of FSRU conversion projects we are undertaking.  The costs of these conversions are mainly denominated in Singapore Dollars and Norwegian Kroners.  In order to limit our exposure to foreign currency fluctuations, we have entered into foreign currency forward contracts.  As of December 31, 2011, we have fixed the exchange rate of approximately 49% of the expected total foreign currency denominated cost of our conversion projects.  A 10% depreciation of the U.S. Dollar against the currencies we have not hedged would increase our remaining expected conversion cost by approximately $3.7 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro.  Based on the crew costs for the year ended December 31, 2011, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2011 by approximately $1.1 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2011, we were in compliance with all the debt covenants under our various debt agreements with the exception of our consolidated net worth covenant under our Golar LNG Partners credit facility. In March 2012, one of our subsidiaries, Golar Partners, received a waiver relating to its requirement to comply with its consolidated net worth covenant as of December 31, 2011 from the lenders under our Golar LNG Partners credit facility. Absent this waiver, Golar Partners would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of its acquisition from us of a 100% interest in the subsidiaries that own and operate the Golar Freeze. The acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds that Golar Partners paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in its equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by Golar Partners from us that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions, the addition to the Golar Partners’ consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE

(a)           Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2011.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2011.  Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

(c)           Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

(d)           Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

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

Fiscal year ended December 31, 2011	$1,300,082
Fiscal year ended December 31, 2010	$1,212,214

(b)  Audit –Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services in respect of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above. These services comprise assurance work in connection with financing and other agreements in connection with the IPO of one of our subsidiaries, Golar Partners, in April 2011.

Fiscal year ended December 31, 2011	$976,155
Fiscal year ended December 31, 2010	$319,591

(c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2011	$22,852
Fiscal year ended December 31, 2010	$27,480

(d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2011	$-
Fiscal year ended December 31, 2010	$-

 (e)  Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.  All services provided by the principal auditor in 2011 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2007, we announced that the board of directors had authorized the repurchase of up to 1,000,000 shares of our common stock in the open market.

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

As of December 31, 2011, we did not hold any treasury shares.  For further detail on our treasury shares refer to note 27 of our Consolidated Financial Statements.

ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under Rule 5615 of the NASDAQ Global Select Market, or Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq's listing standards, which are available at www.nasdaq.com. As a foreign private issuer, we are permitted to follow our home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda.

We are exempt from many of the Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq's corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq's corporate governance requirements are as follows:

Independence of directors. In lieu of a board of directors that is comprised of a majority of independent directors, consistent with Bermuda law and our Bye-Laws, three members of the board of directors, Kate Blankenship, Hans Petter Aas and Paul Adams, are independent according to Nasdaq's standards for independence. Our board of directors does not hold annual meetings at which only independent directors are present.

Audit Committee. Consistent with Bermuda law and our Bye-laws, we are exempt from certain NASDAQ Global Select Market requirements regarding our audit committee. Our audit committee consists of two independent directors, Kate Blankenship and Hans Petter Aas. The Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors.

Compensation Committee. In lieu of a compensation committee comprised of independent directors, the full board of directors determines compensation.

Nomination Committee. In lieu of a nomination committee comprised of independent directors, the full board of directors regulates nominations.

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with Bermuda law and our Bye-Laws, the board of directors approves share issuances.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq's corporate governance rules or Bermuda law. Consistent with Bermuda law and as provided in our amended bye-laws, we will notify our shareholders of shareholder meetings at least seven days before such meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

We believe that our established corporate governance practices satisfy the Nasdaq listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

We specifically incorporate by reference in response to this item the report of the independent registered public accounting firm, the audited Consolidated Financial Statements and the notes to our audited Consolidated Financial Statements appearing on pages F-1 through F-43.

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

2.1	Form of share certificate incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

4.1	Golar LNG Limited Stock Option Plan, incorporated by reference to Exhibit 4.6 of the the Company's Original Registration Statement.
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

4.4	Bermuda Tax Assurance, dated May 22, 2001, incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009

8.1	Golar LNG Limited subsidiaries.
11.1	Golar LNG Limited Code of Ethics, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the fiscal ended December 31, 2003.
12.1	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1	Consent of Independent Registered Public Accounting Firm.

101. INS* XBRL Instance Dcoument
101. SCH* XBRL Taxonomy Extension Schema
101. CAL* XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF* XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB* XBRL Taxonomy Extension Schema Label Linkbase
101. PRE* XBRL Taxonomy Extension Schema Presentation Linkbase

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date	April 30, 2012	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Golar LNG Ltd and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal controls over financial reporting" under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2012

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009
(in thousands of $, except per share data)

	Note	2011	2010	2009
Operating revenues
Time charter revenues		299,848	244,045	216,495
Total operating revenues		299,848	244,045	216,495

Operating expenses
Vessel operating expenses		62,872	52,910	60,709
Voyage and charter-hire expenses		6,042	32,311	39,463
Administrative expenses		33,679	22,832	19,958
Depreciation and amortization		70,286	65,076	63,482
Impairment of long-term assets	6	500	4,500	1,500
Total operating expenses		173,379	177,629	185,112

Other operating gains and losses	5	(5,438)	(6,230)	-

Operating income		121,031	60,186	31,383

Gain on sale of available-for-sale securities		541	4,196	-

Financial income (expenses)
Interest income		1,757	4,290	11,710
Interest expense		(25,773)	(32,654)	(43,898)
Other financial items, net	7	(29,086)	(38,597)	30,496
Net financial expenses		(53,102)	(66,961)	(1,692)
Income (loss) before equity in net losses of investees, income taxes and non-controlling interests		68,470	(2,579)	29,691
Income taxes	8	1,705	(1,427)	(1,643)
Equity in net (losses) earnings of investees	11	(1,900)	(1,435)	(4,902)
Gain on sale of investee		-	-	8,355
Net income (loss)		68,275	(5,441)	31,501
Net (income) loss attributable to non-controlling interests		(21,625)	5,825	(8,419)
Net income attributable to Golar LNG Ltd		46,650	384	23,082
Earnings per share attributable to Golar LNG Ltd stockholders: Per common share amounts:
Earnings – Basic and diluted	9	$0.62	$0.01	$0.34
Cash dividends declared and paid		$1.13	$0.45	$-

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	Note	2011	2010	2009
COMPREHENSIVE INCOME (LOSS)
Net income (loss)		68,275	(5,441)	31,501
Other comprehensive (loss) income:
Losses associated with pensions, net of tax	22	(3,139)	(95)	(3,455)
Unrealized (losses) gains on marketable securities held by the Company and investee		-	(9,942)	9,942
Unrealized net gain (loss) on qualifying cash flow hedging instruments	28	1,024	(8,578)	11,615
Other comprehensive (loss) income		(2,115)	(18,615)	18,102
Comprehensive income (loss)		66,160	(24,056)	49,603

Comprehensive income (loss) attributable to:

Stockholders of Golar LNG Limited	43,636	(14,108)	38,902
Non-controlling interests	22,524	(9,948)	10,701
	66,160	(24,056)	49,603

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2011 and 2010
(in thousands of $)
	Note	2011	2010
ASSETS
Current Assets
Cash and cash equivalents		66,913	164,717
Restricted cash and short-term investments	18	28,012	21,815
Trade accounts receivable	12	2,641	7,889
Other receivables, prepaid expenses and accrued income	13	4,835	4,025
Amounts due from related parties	29	354	222
Inventories		3,211	5,664
Total current assets		105,966	204,332
Long-term assets
Restricted cash	18	185,270	186,041
Equity in net assets of non-consolidated investees	11	22,529	20,276
Newbuildings	14	190,100	-
Vessels and equipment, net	15	1,203,003	1,103,137
Vessels under capital leases, net	16	501,904	515,666
Deferred charges	17	9,569	9,798
Other non-current assets	19	14,293	38,522
Total assets		2,232,634	2,077,772

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	23	64,306	95,629
Current portion of long-term debt due to related parties	23	-	10,000
Current portion of obligations under capital leases	24	5,909	5,766
Trade accounts payable		23,124	16,308
Accrued expenses	20	30,642	22,588
Amounts due to related parties	29	21,178	438
Other current liabilities	21	110,981	96,427
Total current liabilities		256,140	247,156
Long-term liabilities
Long-term debt	23	627,243	691,549
Long-term debt due to related parties	23	80,000	-
Obligations under capital leases	24	399,934	406,109
Other long-term liabilities	25	113,497	133,636
Total liabilities		1,476,814	1,478,450

Commitments and Contingencies (see note 31) EQUITY
Share capital 80,236,252 (2010: 67,808,200) common shares of $1.00 each issued and outstanding	27	80,237	67,808
Treasury shares	27	-	(2,280)
Additional paid-in capital		398,383	100,285
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(34,948)	(33,311)
Retained earnings		34,093	78,086
Total stockholders' equity		677,765	410,588
Non-controlling interests		78,055	188,734
Total equity		755,820	599,322
Total liabilities and equity		2,232,634	2,077,772

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	Note	2011	2010	2009
Operating activities
Net income (loss)		68,275	(5,441)	31,501

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		70,286	65,076	63,483
Amortization of deferred charges		1,484	1,494	1,280
Undistributed earnings of non-consolidated investees		1,900	1,435	4,559
Loss on termination of lease financing arrangements		-	7,777	-
Gain on sale of available-for-sale securities		(541)	(4,196)	-
Gain on sale of investee		-	-	(8,355)
Gain on termination of equity swaps		-	-	(15,904)
Compensation cost related to stock options		1,970	1,869	1,689
Unrealized foreign exchange losses (gains)		1,669	(5,180)	12,955
Amortization of deferred tax benefits on intragroup transfers		(6,687)	-	-
Impairment of long-term assets		500	4,500	1,500
Drydocking expenditure		(19,773)	(7,369)	(9,807)
Trade accounts receivable		5,245	(2,010)	5,473
Inventories		2,479	1,166	(2,238)
Prepaid expenses, accrued income and other assets		(3,721)	(17,629)	7,145
Amount due from/to related companies		(404)	713	(99)
Trade accounts payable		(12,804)	(7,221)	2,075
Accrued expenses		8,082	409	(3,671)
Interest element included in obligations under capital leases		898	762	1,182
Other current liabilities		(2,250)	15,555	(49,005)
Net cash provided by operating activities		116,608	51,710	43,763
Investing activities
Additions to vessels and equipment		(99,082)	(33,927)	(112,945)
Additions to newbuildings		(190,100)	-	-
Investment in non-consolidated investees		(4,152)	(469)	(85)
Proceeds from sale of investments in available-for-sale securities		901	7,711	-
Proceeds from sale of investments in investees		-	-	11,010
Settlement on termination of equity swaps		-	-	7,691
Restricted cash and short-term investments		(6,211)	391,421	37,869
Net cash (used in) provided by investing activities		(298,644)	364,736	(56,460)

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(Continued)

	Note	2011	2010	2009
Financing activities
Proceeds from short-term debt		23,600	-	-
Proceeds from long-term debt (including related parties)	23	80,000	125,000	44,999
Repayments of obligations under capital leases	24	(6,054)	(354,881)	(6,883)
Repayments of long-term debt (including related parties)	23	(105,750)	(110,037)	(71,396)
Repayments of short-term debt		(23,600)	-	-
Cash dividends paid		(65,022)	(45,761)	-
Non-controlling interest dividends	29	(12,532)	(3,120)	(1,360)
Payments to acquire treasury shares		-	-	(3,912)
Proceeds from exercise of share options (including disposal of treasury shares)		13,845	2,985	1,974
Proceeds from sales of shares in non-controlling interests		-	5,549	-
Proceeds from issuance of equity		-	3,304	-
Proceeds from issuance of equity in subsidiaries to non-controlling interest	26	287,795	-	115,392
Acquisition of non-controlling interests		(108,050)	(15,741)	-
Proceeds arising from exercise of warrants		-	18,742	-
Net cash provided by (used in) financing activities		84,232	(373,960)	78,814
Net (decrease) increase in cash and cash equivalents		(97,804)	42,486	66,117
Cash and cash equivalents at beginning of period		164,717	122,231	56,114
Cash and cash equivalents at end of period		66,913	164,717	122,231

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		30,727	47,962	51,145
Income taxes paid		2,426	1,493	950

Non cash investing activities include the following:
Dividends (1)		-	30,410	-

Footnote:

(1)           In 2010, the Company issued stock dividends in its subsidiary, Golar LNG Energy Ltd ("Golar Energy")

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended
December 31, 2011, 2010 and 2009
(in thousands of $)

	Note	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Earnings	Non-controlling Interest	Total Equity

Balance at December 31, 2008		67,577	(6,834)	291,952	-	(34,639)	134,089	41,688	493,833

Net income		-	-	-	-	-	23,082	8,419	31,501
Grant of share options		-	-	1,689	-	-	-	-	1,689
Share options cancelled		-	-	(181)	-	-	181	-	-
Exercise of share options		-	-	(1,655)	-	-	985	-	(670)
Disposal of treasury shares		-	(7)	-	-	-	(1,261)	-	(1,268)
Gain on issuance of shares by investees		-	-	965	-	-	-	-	965
Non-controlling interests' purchase price paid in excess of net assets acquired from parent		-	-	3,748	-	-	-	-	3,748
Transfer to contributed surplus		-	-	(200,000)	200,000	-	-	-	-
Non-controlling interest capital contribution		-	-	-	-	-	-	110,284	110,284
Other comprehensive income		-	-	-	-	15,820	-	2,282	18,102

Balance at December 31, 2009		67,577	(6,841)	96,518	200,000	(18,819)	157,076	162,673	658,184
Net income (loss)		-	-	-	-	-	384	(5,825)	(5,441)
Grant of share options		-	-	1,869	-	-	-	-	1,869
Exercise of share options		231	-	(1,081)	-	-	610	-	(240)
Exercise of warrants		-	-	18,742	-	-	-	-	18,742
Stock and cash dividends		-	-	-	-	-	(79,815)	34,052	(45,763)
Incorporation costs		-	-	(40)	-	-	-	(528)	(568)
Disposal of treasury shares		-	4,561	-	-	-	(169)	-	4,392
Non-controlling interests' purchase price paid in excess of net assets acquired from parent		-	-	(56)	-	-	-	-	(56)
Non-controlling interest dividend		-	-	-	-	-	-	(3,120)	(3,120)
Acquisition of non-controlling interests		-	-	(15,667)	-	-	-	-	(15,667)
Disposal of shares in non-controlling interest		-	-	-	-	-	-	5,605	5,605
Other comprehensive income		-	-	-	-	(14,492)	-	(4,123)	(18,615)

Balance at December 31, 2010		67,808	(2,280)	100,285	200,000	(33,311)	78,086	188,734	599,322
Net income		-	-	-	-	-	46,650	21,625	68,275
Dividends		-	-	-	-	-	(86,156)	-	(86,156)
Grant of share options		-	-	1,970	-	-	-	-	1,970
Incorporation cost		-	-	40	-	-	-	-	40
Exercise of share options (including disposal of treasury shares)		825	2,280	12,493	-	-	(4,487)	667	11,778
Non-controlling interest dividend		-	-	-	-	-	-	(12,532)	(12,532)
Acquisition of shares in non-controlling interest	26	11,604	-	3,853	-	1,377	-	(129,379)	(112,545)
Creation of non-controlling interest	26	-	-	183,010	-	-	-	104,773	287,783
Impact of transfer of Golar Freeze into Golar Partners	26	-	-	96,732	-	-	-	(96,732)	-
Other comprehensive loss		-	-	-	-	(3,014)	-	899	(2,115)

Balance at December 31, 2011		80,237	-	398,383	200,000	(34,948)	34,093	78,055	755,820

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2011, World Shipholding owned 46% (2010: 45.80%) of Golar.

As of December 31, 2011, the Company operated a fleet of twelve LNG carriers and Floating Storage Regasification Units ("FSRUs").  The Company leases three LNG carriers under long-term financial leases, owns eight vessels and has a 60% ownership interest in another LNG carrier, the Golar Mazo through a joint arrangement with the CPC Corporation, Taiwan, the Taiwanese state oil and gas company. The Company also had a 50% equity interest in a thirteenth vessel, in which it acquired the remaining 50% equity in January 2012.

During the first half of 2011, in a series of piecemeal acquisitions, the Company acquired the shares in Golar LNG Energy Ltd ("Golar Energy") as held by the non-controlling interests and then delisted the entity from the Norwegian stock exchange, the Oslo Axess.  Further detail is provided in note 26.

In April 2011, the Company completed an initial public offering ("IPO") of its subsidiary, Golar LNG Partners ("Golar Partners"), which is listed on the NASDAQ stock exchange.  As a result of the offering, the Company's ownership of Golar Partners was reduced to 65%.  For further detail, see note 26.

The financial statements have been prepared on a going concern basis.  As of April 27, 2012, the Company believes it will have sufficient facilities to meet its anticipated funding needs throughout 2012 to April 2013.  The Company will need additional facilities of $2.4 billion to meet commitments in respect of its as yet unfinanced 13 newbuildings.  The construction contracts include penalty clauses for non-payment of installments, which could result in the shipyard retaining the vessel with no refund to the Company for advance payments made.  The Company has a proven track record of successfully financing newbuildings.  More recently, in March 2012, the Company has successfully completed a private placement of convertible bonds raising $250 million gross proceeds.  Based on this success, among other things, the Company believes that it will be able to obtain sufficient facilities to meet its newbuilding commitments as they fall due.

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

Investments in companies over which the Company exercises significant influence but, does not consolidate are accounted for using the equity method.  The Company records its investments in equity-method investees on the consolidated balance sheets as "Equity in net assets of non-consolidated investees" and its share of the investees' earnings or losses in the Consolidated Statements of Operations as "Equity in net earnings of investees."  The difference, if any, between the purchase price and the book value of the Company's investments in equity method investees is included in the accompanying Consolidated Balance Sheets in "Equity in net assets of non consolidated investees."

Investments in which the Company has a majority interest but it does not control, due to the participating rights of non-controlling interests, are accounted for using the equity method.

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

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $0.4 million, $0.3 million and $nil for each of the years ended December 31, 2011, 2010 and 2009, respectively.

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

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits which may only be used to settle certain pre-arranged loan or lease payments and bid bonds in respect of tenders for projects entered into by the Company.  The Company considers all short-term investments as held to maturity.  These investments are carried at amortized cost.  The Company places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value.  Cost is determined on a first-in, first-out basis.

Newbuildings

Newbuilds are stated at cost.  All pre-delivery costs incurred during the construction of newbuilds, including purchase installments, interest, supervision and technical costs, are capitalized.  Newbuilds are not depreciated until the vessel is available for use.

Interest costs capitalized in connection with the newbuildings for the years ended December 31, 2011, 2010 and 2009 were $3.6 million, $nil and $nil, respectively.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation.  The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.  Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

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

Interest costs capitalized in connection with the retrofitting of vessels into FSRUs for the years ended December 31, 2011, 2010 and 2009 were $1.9 million, $0.5 million and $1.3 million, respectively.

Vessels under capital lease

The Company leases certain vessels under agreements that have been accounted for as capital leases. Obligations under capital leases are carried at the present value of future minimum lease payments.   The accounting policies relating to the asset balance, such as depreciation and drydocking expenditure follow those described under "Vessels and equipment".  Interest expense is calculated at a constant rate over the term of the lease.

Certain of our capital leases are 'funded' via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized.  Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use.  Qualifying assets consist of vessels under construction and includes vessels undergoing conversion into FSRUs for the Company's own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or the Company's weighted average cost of borrowings where appropriate, over the term period from commencement of the newbuilding and conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 25). Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

Impairment of long-term assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable.  When such events or changes in circumstances are present, the Company assesses the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan.  Amortization of deferred loan costs is included in "Other financial items" in the Consolidated Statement of Operations.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

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

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.  Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet.  Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities."  The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting.  The Company hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges.  For derivative instruments that are not designated or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized each period in current earnings in "Other financial items".

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item.  This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge.  If the derivative is an effective hedge, changes in the fair value are initially recorded as a component of accumulated other comprehensive income in equity.  The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness.  The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

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

LNG trading

The company trades in physical cargoes, futures, swaps and options, all of which are traded on and recognized in liquid markets. Purchase and sales are recognized on the trade date. Open trading positions are stated at fair value based on closing market price on the balance sheet date. The market values of open positions are shown in debtors if positive or creditors if negative. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". The gross transaction value of energy trading contracts that are physically settled for the years ending December 31, 2011, 2010 and 2009, was $2.0 million profit, $5.3 million loss and $nil, respectively.

Contracts to buy and sell physical cargoes for future delivery settled on the bill of lading date are recognized at their fair value at the balance sheet date.

Foreign currencies

The Company's and its subsidiaries' functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars.  The Company's reporting currency is U.S. dollars.

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

Stock-based compensation

In accordance with the guidance on "Share Based Payment" the Company is required to expense the fair value of stock options issued to employees over the period the options vest.  The Company amortizes stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period.  No compensation cost is recognized for stock options for which employees do not render the requisite service.  The fair value of employee share options is estimated using the Black-Scholes option-pricing model.

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

Pensions

Defined benefit pension costs, assets and liabilities which requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  The guidance states that full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period and are recorded in the Consolidated Statement of Operations.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in the statement of comprehensive income is recognized in statement of change in equity and not in statement of operations.

Accumulated Other Comprehensive Loss

As at December 31, 2011 and 2010, the Company's accumulated other comprehensive loss balances consisted of the following components:

(in thousands of $)	2011	2010
Unrealized net loss on qualifying cash flow hedging instruments	(19,462)	(20,964)
Losses associated with pensions, net of tax recoveries of $0.4 million (2010: $nil)	(15,486)	(12,347)
Accumulated other comprehensive loss	(34,948)	(33,311)

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

The following table lists the Company's significant subsidiaries and their purpose as at December 31, 2011. Unless otherwise indicated, the Company owns a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns Golar Mazo
Golar LNG 1460 Corporation	Marshall Islands	Owns Golar Viking
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2226 Corporation	Marshall Islands	Leases Golar Grand
Golar LNG 2234 Corporation	Republic of Liberia	Owns Golar Maria
Golar Management Limited	United Kingdom	Management company
Golar Spirit (UK) Limited	United Kingdom	Operates and leases Golar Spirit
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar Partners Operating LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Partners LP – Limited Partnership	Marshall Islands	Holding Partnership
Golar LNG Energy Limited	Bermuda	Holding company
Golar Freeze Limited	Marshall Islands	Owns Golar Freeze
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar Gimi Limited	Marshall Islands	Owns Gimi
Golar Hilli Limited	Marshall Islands	Owns Hilli
Golar Khannur Corporation	Marshall Islands	Owns and operates Nusantara Regas Satu (formerly named the Khannur)
Golar Commodities Limited	Bermuda	Trading company
Commodities Advisors LLC	United States of America	Holding company
Golar Hull M2021 Corporation	Marshall Islands	Owns Newbuilding Hull 2021
Golar Hull M2022 Corporation	Marshall Islands	Owns Newbuilding Hull 2022
Golar Hull M2023 Corporation	Marshall Islands	Owns Newbuilding Hull 2023
Golar Hull M2024 Corporation	Marshall Islands	Owns Newbuilding Hull 2024
Golar Hull M2026 Corporation	Marshall Islands	Owns Newbuilding Hull 2026
Golar Hull M2027 Corporation	Marshall Islands	Owns Newbuilding Hull 2027
Golar Hull M2028 Corporation	Marshall Islands	Owns Newbuilding Hull 2028
Golar Hull M2031 Corporation	Marshall Islands	Owns Newbuilding Hull 2031
Golar Hull M2047 Corporation	Marshall Islands	Owns Newbuilding Hull 2047

4.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that changes the disclosure requirements for fair value measurements using significant unobservable inputs (Level 3). The updated guidance requires that Level 3 disclosures present information about purchases, sales, issuances and settlements on a gross basis.  The disclosure requirements for the treatment of purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company adopted the guidance in the first quarter of 2011, which did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB amended guidance on business combinations which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period.  The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period, and when comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period.  The guidance was effective for annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2011, the FASB issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance is effective for the Company's interim and annual reporting periods beginning after June 15, 2011. The adoption of this newly issued guidance did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued a pronouncement that is intended to lead employers to provide more information about an employer's financial obligations to multiemployer pension plans. Multiemployer pension plans commonly are used by an employer to provide benefits to union employees who may work for many employers during their working life, thereby enabling them to accrue benefits in a single pension plan for their retirement. Under this pronouncement, enhanced disclosures are required to be made by employers participating in a multiemployer plan. The enhanced disclosures are required for fiscal years ending after December 15, 2011 for public entities. The adoption of this guidance did not have a material impact on the Company's disclosures on its consolidated financial statements.

New accounting standards not yet adopted

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. The Company is evaluating the impact of the adoption of this newly issued guidance but does not expect it to have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The Company is evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Company.

5.            SEGMENTAL INFORMATION

The Company owns and operates LNG carriers and FSRUs and provides these services under time charters under varying periods, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for the Company's consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2011, the Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG carriers and FSRUs on fixed terms to customers.

•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

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

(in thousands of $)	2011			2010
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total

Revenue from external customers	299,848	-	299,848	244,045	-	244,045
Vessel and voyage operating expenses	(68,914)	-	(68,914)	(85,221)	-	(85,221)
Administrative expenses	(26,988)	(6,691)	(33,679)	(16,580)	(6,252)	(22,832)
Impairment of long-term assets	(500)	-	(500)	(4,500)	-	(4,500)
Depreciation and amortization	(69,814)	(472)	(70,286)	(65,038)	(38)	(65,076)
Other operating gains and losses	-	(5,438)	(5,438)	-	(6,230)	(6,230)
Operating income (loss)	133,632	(12,601)	121,031	72,706	(12,520)	60,186
Gain on sale of available-for-sale securities	541	-	541	4,196	-	4,196
Net financial expenses	(52,593)	(509)	(53,102)	(66,775)	(186)	(66,961)
Income taxes	1,705	-	1,705	(1,427)	-	(1,427)
Equity in net losses of investees	(1,900)	-	(1,900)	(1,435)	-	(1,435)
Net income (loss)	81,385	(13,110)	68,275	7,265	(12,706)	(5,441)
Non-controlling interests	(21,625)	-	(21,625)	5,825	-	5,825
Net income attributable to Golar LNG Ltd	59,760	(13,110)	46,650	13,090	(12,706)	384
Total assets	2,230,006	2,628	2,232,634	2,038,384	39,388	2,077,772

LNG trading commenced operations in 2010.  Therefore no comparative segmental information for the year ended December 31, 2009 is presented.

Revenues from external customers

During 2011, 2010 and 2009, the vast majority of the Company's vessel operations operated under time charters and in particular with six charterers: Petrobras, Dubai Supply Authority, Pertamina, Qatar Gas Transport Company, BG Group plc and Shell. Petrobras is a Brazilian energy company.  Dubai Supply Authority or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Pertamina is the state-owned oil and gas company of Indonesia. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar.  BG Group plc and Shell are both headquartered in the United Kingdom.

In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide.  Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company's performance either according to customer or geographical region.

In the years ended December 31, 2011, 2010 and 2009, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	2011		2010		2009
Petrobras	93,741	31%	90,652	37%	57,622	27%
DUSUP	47,054	16%	29,893	12%	-	-
Pertamina	37,829	13%	36,944	15%	37,570	17%
Qatar Gas Transport Company	35,461	12%	-	-	-	-
BG Group plc	25,101	8%	49,147	20%	61,299	28%
Shell	5,105	2%	25,440	10%	45,564	21%

6.	IMPAIRMENT OF LONG-TERM ASSETS

Impairment of long-term assets as at December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Cost method investment (unlisted) (see note 19)	-	3,000	-
FSRU conversion parts (see note 19)	500	1,500	1,500
	500	4,500	1,500

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable.

The impairment charge arising on the FSRU conversion parts of $0.5 million, $1.5 million and $1.5 million for the years ended December 31, 2011, 2010 and 2009, respectively, refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification.  For further detail refer to note 19.

During the year ended December 31, 2010, the Company identified events and changes in circumstances that indicated that the carrying value of its cost method investment in TORP Technology was not recoverable.  Accordingly, the Company recognized an impairment charge of $3 million resulting in a $nil carrying value (see note 19).

7.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2011	2010	2009
Mark-to-market adjustment for interest rate swap derivatives (see note 28)	(10,057)	(5,295)	17,385
Interest rate swap cash settlements (see note 28)	(14,201)	(13,018)	(13,976)
Mark-to-market adjustment for foreign currency derivatives (see note 28)	(1,417)	(6,996)	31,045
Foreign exchange gain (loss) on capital lease obligations and related restricted cash, net	182	4,581	(12,959)
Gain on termination of equity swap derivatives (net mark-to-market adjustment) (see note 28)	-	-	17,603
Financing arrangement fees and other costs	(930)	(6,743)	(1,305)
Loss on termination of lease financing arrangements	-	(7,777)	-
Amortization of deferred financing costs	(1,484)	(1,348)	(1,287)
Foreign exchange loss on operations	(945)	(1,473)	(6,010)
Other	(234)	(528)	-
	(29,086)	(38,597)	30,496

Finance arrangement fees and other costs of $6.7 million in 2010 arose mainly as a result of the restructuring of the lease financing arrangements relating to the Five Ships Leases in early 2010.  The Five Ships leases refers to leasing transactions that took place in April 2003, involving the sale of five 100 per cent owned subsidiaries to a financial institution in the UK.  The subsidiaries were established in Bermuda, to each own and operate one LNG carrier as their sole asset.  Simultaneous with the sale of the five entities, we leased each of the five vessels under separate lease agreements.  Following the termination of these arrangements in the fourth quarter of 2010, the related deferred financing charges were written off and a loss on termination of $7.7 million arising on the settlement of these obligations was recognized.

The foreign exchange gain (loss) on capital leases and related restricted cash arises as a result of the retranslation of the capital lease obligations and related restricted cash securing those obligations.

8.	TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2011	2010	2009
Current tax expense (income):
U.K.	2,733	1,030	(218)
Brazil	1,363	1,595	1,098
Total current expense	4,096	2,625	880
Deferred tax expense (income):
U.K.	886	(1,198)	763
Amortization of tax benefit arising on intra-group transfers of long term assets (see note 25)	(6,687)	-	-
Total income tax (gain) expense	(1,705)	1,427	1,643

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

United Kingdom

Current taxation charge of $2.7 million, $1.0 million and credit of $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively, relates to taxation of the operations of the Company's United Kingdom subsidiaries, which includes amounts paid by one of the U.K. subsidiary's branch office in Oslo.  Taxable revenues in the U.K. are generated by U.K. subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of eight of Golar's vessels.  These vessels are sub-leased from other non-U.K. Golar companies, which in the case of three of the vessels are in turn leased from financial institutions.  As at December 31, 2011 the statutory rate in the U.K. was 26%.

As at December 31, 2011, the 2011 U.K. income tax returns have not been filed.  Accordingly, once filed the tax years 2008 to 2011 remain open for examination by the U.K. tax authorities.

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The company recorded deferred tax assets of $0.6 million and $1.2 million as of December 31, 2011 and 2010, respectively which have been classified as non-current and included within other long-term assets (see note 19).  These assets relate to differences for depreciation and net operating losses carried forward.

Brazil

Current taxation charge of $1.4 million, $1.6 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, refers to taxation levied on the Company's Brazilian operations.

Other jurisdictions

No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2011	2010
Deferred tax assets, gross	622	1,630
Valuation allowances	-	(399)
Deferred tax assets, net	622	1,231

9.	EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2011, 2010 and 2009, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2011	2010	2009
Net income attributable to Golar LNG Ltd stockholders – basic and diluted	46,650	384	23,082

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2011	2010	2009
Basic earnings per share:
Weighted average number of shares	74,707	67,597	67,577
Weighted average number of treasury shares	-	(424)	(347)
Weighted average number of common shares outstanding	74,707	67,173	67,230

Diluted earnings per share:
Weighted average number of common shares outstanding	74,707	67,173	67,230
Effect of dilutive share options	326	220	105
Common stock and common stock equivalents	75,033	67,393	67,335

Earnings per share are as follows:

	2011	2010	2009
Basic and Diluted	$0.62	$0.01	$0.34

10.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2011, were as follows:

Year ending December 31,	Total
(in thousands of $)
2012	388,742
2013	342,076
2014	352,200
2015	273,964
2016	257,510
2017 and thereafter	932,114
Total	2,546,606	1
1   This excludes additional revenues relating to the amendment to the terms of the Golar Winter charter signed in January 2012. The amendment includes an increase in charter hire rates and an extension of the charter hire by five years from 2019 to 2024 contingent upon the completion of the modification work to the Golar Winter.  The amendment to the charter was effected in January 2012.

The long-term contract for one of the Company's vessels is a time charter but the operating costs are borne by the charterer on a pass through basis.  The pass through of operating costs is not reflected in the minimum lease revenues set out above.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2011 and 2010 were $1,878 million and $392 million, and $1,776 million and $297 million, respectively.

Rental expense

The Company is committed to making rental payments under operating leases for office premises.  The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2012	735
2013	342
Total minimum lease payments	1,077

Total rental expense for operating leases was $1.0 million, $12.1 million and $19.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. During the years ended 2010 and 2009, the Company incurred charter hire payments to third parties for certain contracted-in vessels were accounted for as operating leases.  These were terminated in September 2010 or earlier.

11.           EQUITY IN NET ASSETS OF NON-CONSOLIDATED INVESTEES

At December 31, 2011, the Company has the following participation in investments that are recorded using the equity method:

	2011	2010
Bluewater Gandria NV ("Bluewater Gandria")	50%	50%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Wilhelmsen Management AS ("Golar Wilhelmsen")	60%	60%

The carrying amounts of the Company's investments in its equity method investments as at December 31, 2011 and 2010 are as follows:

(in thousands of $)	2011	2010
Bluewater Gandria	17,143	18,648
ECGS	5,294	1,574
Golar Wilhelmsen	92	54
Equity in net assets of non-consolidated investees	22,529	20,276

The components of equity in net assets of non-consolidated investees are as follows:

(in thousands of $)	2011	2010
Cost	28,868	24,715
Equity in net earnings of investees	(6,339)	(4,439)
Equity in net assets of non-consolidated investees	22,529	20,276

Quoted market prices for ECGS, Bluewater Gandria and Golar Wilhelmsen are not available because these companies are not publicly traded.

Bluewater Gandria

In July 2008, the Company acquired a 50% interest in the voting rights of Bluewater Gandria for an initial equity sum of $22.0 million.  Bluewater Gandria is an incorporated unlisted company, which owns a LNG carrier, which has been formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  Bluewater Gandria is jointly owned and operated together with a third party.  Accordingly, the Company has adopted the equity method of accounting for its 50% investment in Bluewater Gandria, as it considers it has joint significant influence. In January 2012, Bluewater Gandria became a wholly owned subsidiary of the Company pursuant to the purchase of the remaining 50% equity interest by the Company (see note 32).

ECGS

In December 2005, the Company entered into an agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services to establish a jointly owned company ECGS, to develop hydrocarbon businesses in Egypt and in particular LNG related businesses.  In March 2006, the Company acquired 0.5 million common shares in ECGS at a subscription price of $1 per share.  This represents a 50% interest in the voting rights of ECGS. ECGS is an incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties.  Therefore the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it has joint significant influence.  In December 2011, ECGS called up its remaining share capital amounting to $7.5 million.  Of this, the Company paid $3.75 million to maintain its 50% equity interest.

Golar Wilhelmsen

During 2010 Golar Management Ltd and Wilhelmsen Ship Management AS ("WSM") incorporated a Norwegian private limited company with the name "Golar Wilhelmsen Management AS" or Golar Wilhelmsen. The purpose is to build an organization specialized in the technical management of gas carriers. The company's focus shall be LNG carriers, FSRUs, floating LNG terminals and other gas carrying vessels which will initially include Golar's fleet of vessels and eventually vessels from third parties. WSM has for some time served as the technical manager for the Company's vessels. In September 2010, the Company entered into new ship management agreements with Golar Wilhelmsen for its fleet, cancelling its previous arrangements.

Both the Company and WSM have joint control over the operational and financial policies of Golar Wilhelmsen. Accordingly, the Company has adopted the equity method of accounting for its interest in Golar Wilhelmsen as it considers it has joint significant influence by virtue of significant participating rights of the non-controlling interest, WSM.

12.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $0.6 million and $nil for the years ended December 31, 2011 and 2010, respectively.

13.	OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2011	2010
Prepaid expenses	3,219	2,840
Other receivables	1,243	879
Accrued interest income	373	306
	4,835	4,025

14.	NEWBUILDINGS

(in thousands of $)	2011	2010
Purchase price installments	186,159	-
Interest costs capitalized	3,610	-
Other costs capitalized	331	-
	190,100	-

As at December 31, 2011, the Company has entered into newbuilding contracts to construct seven LNG carriers and two FSRUs at a total contract cost of $1.9 billion. See note 30 for the expected timing of the remaining installments to be paid.

15.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2011	2010
Cost	1,584,365	1,446,457
Accumulated depreciation	(381,362)	(343,320)
Net book value	1,203,003	1,103,137

As of December 31, 2011 and 2010, the Company owned nine vessels.

As of December 31, 2011, $128.8 million have been capitalized in respect of the FSRU retrofitting of the Nusantara Regas Satu.

Drydocking costs of $39.8 million and $37.4 million are included in the cost amounts above as of December 31, 2011 and 2010, respectively.  Accumulated amortization of those costs as of December 31, 2011 and 2010 were $12.1 million and $21.7 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009 was $54.3 million, $52.8 million and $21.5 million, respectively.

As at December 31, 2011 and 2010, included in the above amounts is office equipment with a net book value of $1.7 million and $2.0 million, respectively.

As at December 31, 2011 and 2010, vessels with a net book value of $1,201 million and $1,101 million respectively were pledged as security for certain debt facilities (see note 31).

16.           VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2011	2010
Cost	600,395	599,671
Accumulated depreciation and amortization	(98,491)	(84,005)
Net book value	501,904	515,666

As of December 31, 2011 and 2010, the Company operated three vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005, as described in note 24.

Drydocking costs of $9.9 million and $9.1 million are included in the cost amounts above as of December 31, 2011 and 2010, respectively.  Accumulated amortization of those costs at December 31, 2011 and 2010 were $4.9 million and $5.2 million respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2011, 2010 and 2009 was $16.6 million, $ 16.1 million and $45.9 million, respectively.

17.	DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument.  If a loan is repaid early any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.  The deferred charges are comprised of the following amounts:

(in thousands of $)	2011	2010
Debt arrangement fees and other deferred financing charges	14,860	16,015
Accumulated amortization	(5,291)	(6,217)
	9,569	9,798

Amortization of deferred charges, for the years ended December 31, 2011, 2010 and 2009 was $1.5 million, $1.5 million and $1.3 million, respectively.  In March 2011, the Golar Gas Holding facility reached its maturity date and the remaining outstanding loan balance was settled.  Accordingly, the balance of the fully amortized capitalized finance charges were written off in 2011.

18.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Company's restricted cash and short-term investment balances in respect of its debt and lease obligations are as follows:

(in thousands of $)	2011	2010
Total security lease deposits for lease obligations	190,516	192,833
Restricted cash and short-term investments relating to the Mazo facility	10,254	9,700
Restricted cash relating to the Freeze facility	9,012	5,323
Restricted cash relating to projects	3,500	-
	213,282	207,856

Restricted cash does not include minimum consolidated cash balances required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

As at December 31, 2011, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 24 was $190.5 million (2010: $192.8 million).  These security deposits are referred to in these consolidated financial statements as restricted cash and earn interest based upon GBP LIBOR for the Methane Princess Lease and based upon USD LIBOR for the Grand Lease.  The Company's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2011	2010
Methane Princess Lease security deposits	145,508	147,761
Grand Lease security deposits	45,008	45,072
Total security deposits for lease obligations	190,516	192,833
Included in short-term restricted cash and short-term investments	(5,246)	(6,792)
Long-term restricted cash	185,270	186,041

The analysis of short-term restricted cash and short-term investments at December 31, 2011 and 2010 is as follows:

(in thousands of $)	2011	2010
Lease security deposits	5,246	6,792
Restricted cash and short-term investments relating to the Mazo facility (see note 23)	10,254	9,700
Restricted cash relating to the Freeze facility (see note 23)	9,012	5,323
Restricted cash relating to projects	3,500	-
Short-term restricted cash and short-term investments	28,012	21,815

Restricted cash relating to projects relate to bid bonds in respect of project tenders entered into by the Company. Some tenders require bid bonds to ensure that the bidder fully complies with the tender terms and conditions. Bid bonds are returned if the tender is unsuccessful or, if the contract is won, upon the signing of the contract or can be forfeited by the bidder if certain tender criteria are not fulfilled.  Since the year end, the restricted cash relating to projects of $3.5 million have been returned to the Company.

19.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2011	2010
Deferred tax asset (see note 8)	622	1,231
Other investments	7,347	7,347
Other long-term assets	6,324	29,944
	14,293	38,522

Other investments refer to the Company's investment in TORP Technology and OLT Offshore LNG Toscana S.p.A ("OLT–O").

TORP Technology is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico.  During December 2010, the Company identified events and changes in circumstances which indicated the carrying value of this investment was not recoverable. Therefore the Company fully impaired its investment in TORP Technology resulting in an impairment charge of $3.0 million in 2010.  Accordingly as of December 31, 2011 and 2010, the Company recognized a $nil carrying value for the investment but retains a 1.1% interest in the company's issued share capital.

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy.  As at December 31, 2011, the Company's investment in OLT-O was $7.3 million amounting to a 2.7% interest in OLT–O's issued share capital.

Other long-term assets include unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification.  Of these parts $8.4 million have been used internally for both the retrofitting of the Nusantara Regas Satu which is in progress and to a lesser extent the Golar Freeze in 2009.  Since acquisition, the Company has recognized total impairment charges of $3.5 million (see note 6).  As of December 31, 2011 and 2010, the carrying value of these parts was $3.5 million and $12 million, respectively.  In addition, as of December 31, 2010, an amount of $17.9 million related to payments made to suppliers for equipment and engineering in respect of the Nusantara Regas Satu retrofitting.  In 2011, the Nusantara Regas Satu entered the shipyard for its retrofitting and therefore these amounts have been transferred to vessels and equipment (see note 15).

20.	ACCRUED EXPENSES

(in thousands of $)	2011	2010
Vessel operating and drydocking expenses	8,298	5,747
Administrative expenses	6,555	8,925
Interest expense	7,045	6,699
Provision for taxes	8,744	1,217
	30,642	22,588

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

Included within the provision for taxes is an amount of $6.0 million which relates to tax arising on the termination of the Five Ship Leases which crystallized in 2011 in connection with an intra-group transfer of the related long-term assets (see note 25).

21.	OTHER CURRENT LIABILITIES

(in thousands of $)	2011	2010
Deferred drydocking, operating cost and charterhire revenue	15,464	18,281
Mark-to-market interest rate swaps valuation (see note 28)	59,084	50,051
Mark-to-market currency swaps valuation (see note 28)	27,622	26,205
Current portion of the deferred tax benefit arising on intra-group transfer of long-term assets (see note 25)	7,256	-
Deferred credits from capital lease transactions (see note 25)	627	625
Other	928	1,265
	110,981	96,427

22.	PENSIONS

Defined contribution scheme
The Company operates a defined contribution scheme.  The pension cost for the period represents contributions payable by the Company to the scheme.  The charge to net income for the years ended December 31, 2011, 2010 and 2009 was $0.8 million, $0.5 million and $0.7 million, respectively.

In respect of its Norwegian employees of which there were 13 as of December 31, 2011, the Company is required by Norwegian law to contribute into a multi-employer early retirement plan for the private sector.  Accordingly, the Company as a participant in a multi-employer plan recognizes as net pension cost the required contribution for the period and recognizes as a liability any unpaid contributions required for the period.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2011	2010	2009
Service cost	459	485	480
Interest cost	2,729	2,891	2,742
Expected return on plan assets	(1,168)	(1,197)	(1,130)
Recognized actuarial loss	985	954	718
Net periodic benefit cost	3,005	3,133	2,810

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ending December 31, 2012 is $1.3 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2011	2010
Reconciliation of benefit obligation:
Benefit obligation at January 1	51,056	51,233
Service cost	459	485
Interest cost	2,729	2,891
Actuarial loss	1,751	1,492
Foreign currency exchange rate changes	(114)	(358)
Benefit payments	(3,451)	(4,687)
Benefit obligation at December 31	52,430	51,056

The accumulated benefit obligation at December 31, 2011 and 2010 was $51.0 million and $49.5 million, respectively.
(in thousands of $)	2011	2010
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	17,605	18,644
Actual return on plan assets	(1,656)	1,508
Employer contributions	2,440	2,419
Foreign currency exchange rate changes	(92)	(279)
Benefit payments	(3,451)	(4,687)
Fair value of plan assets at December 31	14,846	17,605

(in thousands of $)	2011	2010
Projected benefit obligation	(52,430)	(51,056)
Fair value of plan assets	14,846	17,605
Funded status (1)	(37,584)	(33,451)

Employer contributions and benefits paid under the pension plans include $2.4 million paid from employer assets for each of the years ended December 31, 2011 and 2010.

(1) The Company's plans are composed of two plans that are both underfunded as at December 31, 2011 and 2010.

The details of these plans are as follows:

	December 31, 2011			December 31, 2010
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(9,839)	(42,591)	(52,430)	(10,083)	(40,973)	(51,056)
Fair value of plan assets	8,251	6,595	14,846	8,658	8,947	17,605
Funded status at end of year	(1,588)	(35,996)	(37,584)	(1,425)	(32,026)	(33,451)
The fair value of the Company's plan assets, by category, as of December 31, 2011 and 2010 were as follows:

(in thousands of $)	2011	2010
Equity securities	10,051	12,758
Debt securities	2,267	2,420
Cash	2,528	2,427
	14,846	17,605

The Company's plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy.

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2011	2010
Net actuarial loss	15,876	12,347

The actuarial loss recognized in the other comprehensive income is net of tax of $0.4 million for the year ending December 31, 2011 and $nil for the years ending December 31, 2010 and 2009.

The asset allocation for the Company's Marine scheme at December 31, 2011 and 2010, and the target allocation for 2012, by asset category are as follows:

Marine scheme	Target allocation 2012 (%)	2011 (%)	2010 (%)
Equity	30-65	30-65	30-65
Bonds	10-50	10-50	10-50
Other	20-40	20-40	20-40
Total	100	100	100

The asset allocation for the Company's UK scheme at December 31, 2011 and 2010, and the target allocation for 2012, by asset category are as follows:

UK scheme	Target allocation 2012 (%)	2011 (%)	2010 (%)
Equity	72.5	72.5	80
Bonds	22.5	22.5	20
Cash	5.0	5.0	-
Total	100	100	100

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2012, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	617	1,800

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2012	231	3,000
2013	231	3,000
2014	231	3,000
2015	231	3,000
2016	231	3,000
2017 - 2021	2,079	15,000

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

	2011	2010
Discount rate	4.70%	5.48%
Rate of compensation increase	2.52%	3.48%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

	2011	2010
Discount rate	4.70%	5.48%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.49%	3.48%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2011 and 2010 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2011 and 2010.  For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

23.           DEBT

(in thousands of $)	2011	2010
Total long-term debt due to third parties	691,549	787,178
Total long-term debt due to related parties	80,000	10,000
Total long-term debt (including related parties)	771,549	797,178
Less: current portion of long-term debt due to third parties and related parties	(64,306)	(105,629)
Long-term debt (including related parties)	707,243	691,549

The outstanding debt (including related parties) as of December 31, 2011 is repayable as follows:

Year ending December 31,
(in thousands of $)
2012	64,306
2013	144,923
2014	130,213
2015	157,382
2016	32,650
2017 and thereafter	242,075
Total	771,549

The Company's debt is denominated in U.S. dollars and bears floating interest rates.  The weighted average interest rate for the years ended December 31, 2011 and 2010 was 2.59% and 2.60%, respectively.

As of December 31, 2011 and 2010, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from 0.70% to 3.50% and 0.70% to 3.25%, respectively.

At December 31, 2011, the Company's debt was as follows:

(in thousands of $)		Maturity date
World Shipholding facility (a related party)	80,000	2013
Mazo facility	38,932	2013
Golar Maria facility	94,525	2014
Golar Arctic facility	101,250	2015
Golar Viking facility	95,200	2017
Golar LNG Partners credit facility	257,500	2018
Golar Freeze facility	104,142	2018
	771,549

World Shipholding revolving credit facility (a related party)

Following the termination of the Company's $80 million credit facility with our major shareholder, World Shipholding in March 2011, the Company entered into a new $80 million revolving credit facility in April 2011, with another company related to World Shipholding. The Company drew down a total amount of $80 million in the period to July 2011. As of December 31, 2011 the outstanding balance on the facility is $80 million. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013 and is currently secured over three vessels, the Hilli, the Gimi and the Nusantara Regas Satu; all amounts due under the facility must be repaid by then.

Subsequent to the year end, the revolving credit facility has been extended to $250 million without any further changes to the original terms of the facility.  As of April 27, 2012, the total drawn and outstanding under the facility was $90 million.

Mazo facility

The Mazo facility was assumed by the Company in May 2001 and the amount originally drawn down under the facility totaled $214.5 million.  The loan is secured on the vessel Golar Mazo.  The facility bears interest at LIBOR plus a margin and repayments are due bi-annually over the term until June 2013. The debt agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by a trust company during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Golar Maria facility

In April 2006 the Company entered into a $120 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin and is repayable in quarterly installments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

Golar Arctic facility

In January 2008, the Company entered into a secured loan facility for an amount of $120 million, for the purpose of financing the purchase of the Golar Arctic, which we refer to as the Golar Arctic facility.  The facility bears interest at LIBOR plus a margin and is repayable in quarterly installments over a term of seven years with a final balloon payment of $86.3 million due in January 2015.

Golar Viking

In January 2005 the Company entered into a $120 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that investor bank is required to pay fixed interest to Golar.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group.  Accordingly, as at December 31, 2011, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

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

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250 million in November 2008. The Company drew down a further $35 million for the period to March 2009. As of December 31, 2011, the revolving credit facility provided for available borrowings of up to $257.5 million, of which $257.5 million was outstanding. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. Accordingly, as of December 31, 2011, the Company has no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Freeze facility

In June 2010, the Company completed the refinancing of the Golar Freeze with a syndicate of banks and financial institutions for an amount of $125 million. The new facility (the "Golar Freeze facility") bears interest at LIBOR plus a margin. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $38.8 million payable in April 2015. The Exportfinans loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018. The Golar Freeze facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.

Debt and lease restrictions

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders.  In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis.  As of December 31, 2011, we complied with all covenants of our various debt and lease agreements with the exception of one of our subsidiaries, Golar Partners, in respect of its consolidated net worth covenant under its Golar LNG Partners credit facility.

In March 2012, one of the Company's subsidiaries, Golar LNG Partners LP ("Golar Partners"), received a waiver relating to its requirement to comply with its consolidated net worth covenant as of December 31, 2011 from the lenders under the Golar LNG Partners credit facility. Absent this waiver, Golar Partners would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of the its acquisition from Golar of a 100% interest in the subsidiaries that own and operate the Golar Freeze. The acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds Golar Partners paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in the Golar Partners' equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by Golar Partners from Golar that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions, the addition to Golar Partners' consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

24.	CAPITAL LEASES

(in thousands of $)	2011	2010
Total long-term obligations under capital leases	405,843	411,875
Less: current portion of obligations under capital leases	(5,909)	(5,766)
Long term obligations under capital leases	399,934	406,109

As at December 31, 2011 and 2010, Golar operated three vessels under capital leases.  These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

The leasing transaction in 2003 was in relation to the newbuilding, the Methane Princess.  In August 2003, the Company novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Methane Princess Lease"). The lessor of the Methane Princess has second priority security interest in the Methane Princess and the Golar Spirit.

The leasing transaction in 2004 was in relation to the newbuilding, the Golar Winter. In April 2004, the Company novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from a financial institution in the UK ("Golar Winter Lease").

The leasing transaction in April 2008 was in relation to the newbuilding, the Golar Grand.  In April 2008, the Company novated the Golar Grand newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Grand Lease").

Golar's obligation to the lessors under the Methane Princess Lease is primarily secured by letters of credit ("LC") provided by other banks.  Details of the security deposits provided by Golar to the banks providing the LC's are given in Note 18.

As at December 31, 2011, the Company is committed to make quarterly minimum rental payments under capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
2012	6,985	10,002	9,161	26,148
2013	7,273	10,002	9,112	26,387
2014	7,551	10,002	9,057	26,610
2015	7,844	10,002	9,044	26,890
2016	8,142	10,002	9,044	27,188
2017 and thereafter	244,180	155,032	188,524	587,736
Total minimum lease payments	281,975	205,042	233,942	720,959
Less: Imputed interest	(133,265)	(85,672)	(96,179)	(315,116)
Present value of minimum lease payments	148,710	119,370	137,763	405,843

The profile of the Methane Princess Lease is such that the lease liability continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease.  The interest element of the lease rentals is accrued at a rate based upon floating British Pound (GBP) LIBOR.

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate British Pound (GBP) LIBOR. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter Lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter Lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter Lease or, if the lessor agrees, provide alternative additional security to the lessor.  As of December 31, 2011, there was no cash deposit secured against the lease obligation.

The Grand Lease is for a primary period of 30 years, expiring January 2036.  The lease liability is reduced by lease rentals from inception.  The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR.  In contrast to the Company's other leases the Grand Lease obligation and the cash deposits securing the lease obligation are denominated in USD.  However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself.  As of December 31, 2011, the Company had entered into interest rate swaps of $61 million (2010: $66 million) to fix the interest rate in respect of its Grand Lease obligation which matures in April 2012.

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

25.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2011	2010
Tax benefits on intra-group transfers of long-term assets	56,628	29,184
Liabilities in respect of the termination of the Five Ship Leases	-	51,089
Pension obligations (see note 22)	37,584	33,451
Deferred credits from capital lease transactions	19,153	19,780
Other	132	132
	113,497	133,636

Tax benefits arising on intra-group transfers of long-term assets arose from transactions between controlled entities in respect of five vessels, the Golar Freeze, Golar Spirit, Gimi, Hilli and Nusantara Regas Satu that generated a permanent tax benefit for the Company. The tax benefits are being amortized through the tax line of the statement of operations over the remaining useful lives of the vessels (see note 8).  $12 million of the liabilities in respect of the termination of the Five Ship Leases was transferred and recorded in "accrued expenses – provision for taxes" (see note 20) of which $6 million was paid in 2011.

Deferred credits from capital lease transactions

(in thousands of $)	2011	2010
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(4,911)	(4,286)
	19,780	20,405

Short-term (see note 21)	627	625
Long-term	19,153	19,780
	19,780	20,405

In connection with the Methane Princess Lease and the Five Ships Leases, the Company initially recorded an amount representing the difference between the net cash proceeds received upon sale of the vessels and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of UK leases. The deferred credits are amortized over the remaining estimated useful economic lives of the vessels to which the leases relate on a straight-line basis.  The Five Ships Leases were terminated in 2010.

Amortization for the years ended December 31, 2011, 2010 and 2009 was $0.6 million, $3.9 million and $3.9 million, respectively.

26.	EQUITY OFFERINGS OF SUBSIDIARIES

(in thousands of $)	Golar Partners (Initial Public Offering) 2011	Golar Energy (Private Placement) 2009
Total proceeds received	310,500	119,686
Less: Offering expenses	(22,705)	(4,294)
Net proceeds received	287,795	115,392

Golar LNG Partners LP ("Golar Partners")

(a)
During April 2011, the Company completed an initial public offering ("IPO") of its subsidiary, Golar Partners for 13.8 million common units (including the 1.8 million units issued upon the exercise of the underwriter's overallotment option) at a price of $22.50 per unit, for net proceeds of $287.8 million which has been recorded as an increase in the Company's stockholders' equity.  As a result of the offering, the Company's ownership of Golar Partners was reduced to 65%.

(b)
In October 2011, the Company transferred its 100% equity interests in certain subsidiaries which own and operate the FSRU, the Golar Freeze and holds the respective secured bank debt to Golar Partners.  The purchase consideration was $330 million for the vessel (based on a third party valuation) and $9 million of working capital adjustments net of the assumed bank debt of $108 million, resulting in a total purchase consideration of approximately $231 million of which $222.31 million was principally financed by loan financing from Golar ("Golar LNG facility").  The Golar LNG facility is unsecured and bears interest at a fixed rate of 6.75% per annum and repayments are quarterly with a final balloon payment of $222.3 million in October 2014.  As a result of this transaction, the Company recorded an addition in the Company's stockholders' equity of $96.7 million.

Golar Partners is a Marshall Islands Limited Partnership, listed on the NASDAQ stock exchange, formed by the Company to own and operate FSRUs and LNG carriers under long-term charters.  As of December 31, 2011, Golar Partners operates a fleet of three FSRUs and two LNG carriers.  Golar Partner's vessels all operate under long-term charters with expiration dates between 2017 and 2024.  Golar Partners has a 100% interest in each of its vessels except for the Golar Mazo, where it has 60%.  As of December 31, 2011 the Company held a 65% interest in Golar Partners (including a 2% general partner interest).

(c)
In connection with Golar Partner's IPO, Golar Partners entered into an omnibus agreement with the Company, the general partners and others governing, among other things, (i) to what extent the Company and Golar Partners may compete with each other, (ii) options to purchase the Golar Freeze (this option was exercised in October 2011) and the Nusantara Regas Satu upon completion of its FSRU retrofitting and acceptance by the charterer (iii) to provide certain rights of first offer on certain LNG carrier and FSRUs operating under charters for five years or more; and (iv) the provision of certain indemnities by the Company.

Golar LNG Energy Limited ("Golar Energy")

(d)
In August 2009, the Company completed a private placement offering of its subsidiary, Golar Energy for 59.8 million new common shares (including 4.8 million shares issued upon the exercise of the underwriter's overallotment option) at a price of $2 per share, for net proceeds of $115.4 million which has been recorded as an increase in stockholders' equity.  As a result of the offering the Company's ownership in Golar Energy was reduced to 68%.

(e)
In connection with the private placement, 12 million warrants were issued by Golar Energy to private investors.  Each warrant gave the holder the right to subscribe for warrants for one share in Golar Energy at a price of $2 per share.  In December 2010, 9.4 million warrants were exercised and the remainder cancelled, resulting in an increase in the Company's stockholders' equity of $18.8 million.

(f)
Between April 2011 to June 2011, the Company in a series of piecemeal acquisitions acquired an additional 92.3 million shares, representing a 38.9% interest in Golar Energy, to bring its ownership interest to 100%.  Of the 92.3 million shares acquired, 70.3 million (76%), were exchanged for newly issued shares in Golar, where the seller received one share in Golar for every 6.06 Golar Energy shares held, thereby increasing the Company's share capital by $11.6 million and share premium of $340 million.  The new Golar LNG shares were effectively issued for $30.30 per share.  The remaining Golar Energy shares were acquired at a price of approximately $5 per share.  As a result of these transactions, non-controlling interest of $129.4 million was eliminated and the difference between the non-controlling interest and consideration paid was recognized as a reduction in additional paid in capital of $336.2 million.  On July 4, 2011, Golar Energy was delisted from the Norwegian stock exchange, Oslo Axess.

(g)
In connection with the above transactions described in (f) above, in May 2011, the remaining outstanding 5.4 million options in Golar Energy were cancelled and exchanged for options in Golar (see note 27 for details).

1 Golar LNG Partners is a subsidiary of the Company.  Accordingly, the vendor financing loan provided by the Company in respect of the dropdown of the Golar Freeze to Golar LNG Partners, has been eliminated on consolidation for the purpose of the Company's consolidated financial statements.

27.	SHARE CAPITAL AND SHARE OPTIONS

The Company's ordinary shares are listed on both the Nasdaq and Oslo Bors Stock Exchanges.

As at December 31, 2011 and December 31, 2010, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2011	2010
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2011	2010
80,236,252 (2010: 67, 808,200) outstanding issued common shares of $1.00 each	80,237	67,808

The Company issued 0.8 million and 0.2 million common shares upon the exercise of stock options in December 31, 2011 and 2010, respectively.  In addition, 11.6 million shares were issued in relation to the acquisition of the non-controlling interest in Golar Energy.  Refer to note 26(f).

Treasury shares

In November 2007, the Company's board of directors approved the buyback of up to a maximum of 1.0 million shares in the Company. As at December 31, 2011, a further 0.3 million shares in the Company maybe repurchased. The holding of treasury shares is held in connection with the Company's share options plans.

The number of treasury shares held by the Company is as follows:

(Number of shares in thousands)	2011	2010	2009
At January 1	150	450	350
Acquired during the year	-	-	300
Disposed of during the year	(150)	(300)	(200)
At December 31	-	150	450

(In thousands of $)	2011	2010	2009
At December 31:
Book value of treasury shares	-	2,280	6,841
Market value of treasury shares	-	2,245	5,769

Share options

Golar LNG share options

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

In connection with the delisting of Golar Energy (see note 26), previously granted options for 5.4 million shares in Golar Energy were cancelled in May 2011 and concurrently replaced with 0.9 million new options in Golar. This has been accounted for as a modification of previous awards of equity instruments.  However, the Company recorded no difference between the total incremental cost of the original and modified options as the fair value of the options modified was below the fair value of the original options granted.

As at December 31, 2011, 2010 and 2009, the number of options outstanding in respect of Golar shares was 0.8 million, 1.0 million and 1.5 million, respectively.

Golar Energy share options

In August 2009, the board of directors of the Company's subsidiary, Golar Energy approved the Golar LNG Energy Share option Scheme ("Energy Scheme"). The terms of the Energy Scheme follow that of the Golar Scheme.

Previously granted options for 1.1 million shares in Golar were cancelled in October 2009 and concurrently replaced with 3.9 million new options in Golar Energy and  0.3 million new options in Golar. This was accounted for as a modification of previous awards of equity instruments. The total incremental cost of the options modified in 2009 was $1.4 million, which is being recognized over the revised vesting period of 2.7 years.

In June 2011, in connection with the delisting of Golar Energy (see note 26), previously granted options for 5.4 million shares in Golar Energy were cancelled and concurrently replaced with new options in Golar (as discussed above).  Accordingly as of December 31, 2011, there were nil options outstanding under the Energy scheme.  For each of the prior years ended December 31, 2010 and  2009, there were 6.1 million and 3.9 million options for Golar Energy shares outstanding, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	2011	2010	2009
Risk free interest rate	1.8%	2.0%	2.4%
Expected volatility of common stock	53.2%	56.7%	54.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	2.6 years	3.5 years	3.5 years

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

A summary of option activity (including Golar Energy options prior to cancellation in May 2011) as at December 31, 2011, 2010 and 2009, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2008	2,670	$14.51	3.2
Granted during the year	4,190	$2.77
Exercised during the year	(200)	$9.89
Forfeited during the year	(1,173)	$20.16
Options outstanding at December 31, 2009	5,487	$4.51	2.2
Granted during the year	2,323	$1.62
Exercised during the year	(531)	$7.81
Options outstanding at December 31, 2010	7,279	$2.96	2.0
Exercised during the year	(1,604)	$7.46
Forfeited during the year	(285)	$5.43
Options exchanged
- Golar Energy options exchanged and cancelled	(5,438)	$1.95
- Golar LNG options issued	897	$11.84
Options outstanding at December 31, 2011	849	$10.11	1.2

Options exercisable at:
December 31, 2011	299	$9.94	0.3
December 31, 2010	2,217	$4.66	1.1
December 31, 2009	1,272	$10.12	1.2

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

The intrinsic value of share options exercised in the years ended December 31, 2011, 2010 and 2009 was $14.9 million, $3.5 million and $0.7 million, respectively.

As at December 31, 2011, the intrinsic value of share options that were both outstanding and exercisable was $29.2 million (2010: $7.3 million).

The total fair value of share options vested in the years ended December 31, 2011, 2010 and 2009 was $6.3 million, $1.8 million and $3.9 million, respectively.

Compensation cost of $2.0 million, $1.9 million and $1.7 million has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, the total unrecognized compensation cost amounted to $6.2 million (2010: $7.0 million) relating to options outstanding is expected to be recognized over a weighted average period of 1.37 years.

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

The Company manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  The Company hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2011, the Company does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

During the years ended December 31, 2011, 2010 and 2009, the Company recognized a net loss of $0.6 million, $0.4 million and $0.6 million, respectively, in earnings relating to the ineffective portion of its interest rate swap agreements designated as hedges.

As of December 31, 2011, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	899,080	2013-2018	0.92% to 5.04%

As of December 31, 2011, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $899.1 million (2010: $620.3 million).

The effect of cash flow hedging relationships relating to interest rate swap agreements on the consolidated statements of operations is as follows:

	Effective portion Gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments location	2011	2010	2009	2011	2010	2009
Interest rate swaps Other financial items, net	-	-	-	$(632)	$(427)	$(552)

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in equity is as follows:

	Amount of gain/(loss) recognized in OCI on derivative (effective portion)
Derivatives designated as hedging instruments	2011	2010	2009
Interest rate swaps	1,024	(8,578)	11,615

As of December 31, 2011, the Company's accumulated other comprehensive loss included $19.5 million of unrealized losses on interest rate swap agreements designated as cash flow hedges.

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

The net foreign exchange loss in respect of the lease of $0.8 million arose in the year ended December 31, 2011 as a result of the retranslation of the capital lease obligations and the cash deposits securing those obligations net of the loss (2010: $3 million loss) on the Golar Winter currency swap referred to below. The net loss for the year ended December 31, 2011 arose due to the mark-to-market valuation of the Golar Winter currency swap representing the movement in fair value. This net loss represents an unrealized loss and does not therefore materially impact the Company's liquidity given the maturity dates of the underlying lease obligations and the related currency swap. Further foreign exchange gains or losses will arise over time in relation to the Company's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 24, in April 2004, the Company entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP.  In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar's obligations to the lessor was much less than the obligation and is currently nil, and therefore, unlike the Methane Princess Lease, does not provide a natural hedge.  In order therefore to hedge this exposure the Company entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below.  The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit is denominated in U.S dollars.  The Company could be exposed to currency risk if the lease was terminated.

In addition, to limit the Company's exposure to foreign currency fluctuations from its obligations under its various FSRU retrofitting projects the Company enters into foreign currency forward contracts. The Company has not designated its foreign currency forward contracts as cash flow hedges for accounting purposes.

As of December 31, 2011, the Company has entered into the following foreign currency forward contracts as summarized below:

	Notional amount
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity dates	Average forward rate USD foreign currency
Currency rate swaps:
British Pounds	60,462	111,128	2032	1.5803
Norwegian Kroner	26,000	4,211	2012	0.1619
Singapore Dollar	15,800	12,134	2012	0.7674

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

Fair values
The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

	Fair value	2011	2011	2010	2010
(in thousands of $)	Hierachy(1)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	66,913	66,913	164,717	164,717
Restricted cash and short-term investments	Level 1	213,282	213,282	207,856	207,856
Long-term unlisted investments - (1)	Level 3	7,347	N/a	7,347	N/a
Long-term debt – fixed (1)		-	-	10,000	10,000
Long-term debt – floating (1)		771,549	771,549	787,078	787,078
Obligations under capital leases(1)		405,843	405,843	411,875	411,875

Derivatives:
Commodity contracts asset	Level 2	-	-	111	111
Interest rate swaps liability (2)	Level 2	59,084	59,084	50,051	50,051
Foreign currency swaps liability	Level 2	27,622	27,622	26,205	26,205

(1)	The fair value hierachy is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
(2)
The fair value/carrying value of interest rate swap agreements that qualify and are designated as a cash flow hedge as at December 31, 2011 and 2010, was $25.9 million (with a notional value of $436.3 million) and $24 million (with a notional value of $284.3 million), respectively. The expected maturity of these interest rate agreements is from April 2012 to March 2018.

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

The carrying value of unlisted investments refers to the Company's holdings in OLT-O. As at December 31, 2011, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT–O were not recoverable.  Accordingly, the Company did not estimate the fair value of this investment as at December 31, 2011.

 The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.  The fair value of the fixed rate long-term debt is estimated to be equal to the carrying value.

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

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Lloyds TSB Bank plc, The Bank of New York, DNB Bank ASA, Santander UK plc and Fokus Bank.  However, the Company believes this risk is remote.

During the year ended December 31, 2011, four customers accounted for the majority of total operating revenues of the Company.  These revenues and associated accounts receivable are derived from two time charters with Petrobras, one time charter with DUSUP, one time charter with Pertamina, and one time charter with Qatar Gas Transport Company.

DUSUP is a government entity which is the sole supplier of natural gas to the Emirate Pertamina is a state enterprise of the Republic of Indonesia.  Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis.  Also, under the various contracts the Company's vessel hire charges are paid by the trustee and paying agent from the immediate sale proceeds of the delivered gas.  The trustee must pay the ship owner before Pertamina and the gas sales contracts are with the CPC Corporation, Taiwan.

The Company considers the credit risk of Petrobas, DUSUP, Pertamina and Qatar Gas Transport Company to be low.

During the years ended December 31, 2011, 2010 and 2009, Petrobras accounted for more than 30% of gross revenue (see note 5).  Details of revenues derived from other major customers for each of the years ended December 31, 2011, 2010 and 2009 are found in note 5.

There is a concentration of supplier risk with respect to the Company's nine newbuilds currently under construction by Samsung Heavy Industries Co Ltd ("Samsung") as at December 31, 2011.  However, the Company believes this risk is remote as Samsung is a global leader in the shipbuilding sector.  As typical with newbuilding contracts, the Company has entered into refund guarantee agreements with several banks.

29.	RELATED PARTY TRANSACTIONS

Net (expenses) income (due to) from related parties:

(in thousands of $)	2011	2010	2009
Frontline Ltd. and subsidiaries ("Frontline") (a)	(972)	(984)	(261)
Seatankers Management Company Limited ("Seatankers") (a)	(64)	(62)	(82)
Ship Finance AS ("Ship Finance") (a)	190	161	195
Bluewater Gandria (b)	125	-	-
Golar Wilhelmsen (b)	(2,816)	-	-
World Shipholding (c)	(2,302)	(532)	-

Receivables (payables) from related parties:

(in thousands of $)	2011	2010
World Shipholding
- Loan (c)	(80,000)	(10,000)
- Other (d)	(21,134)	-
Frontline	181	(278)
Seatankers	(44)	(62)
Ship Finance	48	124
Bluewater Gandria	125	-
	(100,824)	(10,216)

a)
Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.   Frontline, Seatankers and Ship Finance and World Shipholding are each subject to significant influence or the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of his immediate family.

b)
As of December 31, 2011 the Company had a 50% and 60% equity interests in Bluewater Gandria and Golar Wilhelmsen, respectively, which it accounts for using the equity method (see note 11).  The charges to Bluewater relate to agency fees.  While Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

c)
World Shipholding revolving credit facility - In June 2009, the Company entered into an $80 million revolving credit facility with the Company's major shareholder, World Shipholding. The interest was fixed at 8% per annum with a commitment fee of 0.75% on any undrawn amounts available under the facility.  The facility was due to expire in June 2011.  In March 2011, the outstanding balance under the facility of $10 million was repaid.  In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to World Shipholding.  The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility (see note 23 for detail).

For each of the years ended December 31, 2011, 2010 and 2009, included within net expenses due to World Shipholding, include loan interest and commitment fees of $1.9 million, $0.3 million and $nil, respectively.

As of December 31, 2011, World Shipholding, which is indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family, owned 46% (2010: 45.80%) of Golar.

d)
Unpaid dividends to World Shipholding – As of December 31, 2011, $21.1 million was outstanding in respect of unpaid dividends relating to the second and third quarters of 2011.  The interest incurred on the unpaid dividends was $0.1 million for the year ended December 31, 2011.

Dividends to non-controlling interests

(in thousands of $)	2011	2010	2009
Faraway Maritime Shipping Company	2,400	3,120	1,360
Golar Partners	10,132	-	-
	12,532	3,120	1,360

Faraway Maritime Shipping Company owns the vessel, the Golar Mazo.  Golar holds a 60% equity interest in the Company, with the remaining 40% interest held by CPC Corporation, Taiwan.

In April 2011, the Company's ownership of its subsidiary, Golar Partners reduced to 65% following the completion of its IPO (see note 26).  Accordingly, since its IPO, Golar Partners has made quarterly distributions of which $10.1 million were declared and paid in 2011 to non-controlling interests.

Refer to note 26 for discussion of transactions relating to the Company's listed subsidiaries.

30.	CAPITAL COMMITMENTS

Vessel Conversion

The Nusantara Regas Satu has recently completed its retrofitting into a FSRU in April 2012.  The vessel upon delivery to West Java, is expected to commence its long-term charter with Nusantara Regas at the beginning of May 2012.  As of December 31, 2011, in addition to shipyard payments, the Company had commitments to other various suppliers of services and equipment relating to the retrofit of the vessel. As at December 31, 2011, the estimated timing of the outstanding payments in connection with the Nusantara Regas Satu FSRU retrofitting is due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2012	81,070

Newbuilding Contract

In 2011, we entered into newbuilding contracts for the construction of seven LNG carriers and two FSRUs with the Korean shipyard Samsung. Five of these vessels are scheduled to be delivered in 2013 and the remaining four vessels including the two FSRUs are scheduled to be delivered in 2014. The total cost of the nine vessels is approximately $1.9 billion of which $1.7 billion remain outstanding as at December 31, 2011.

As at December 31, 2011, the estimated timing of the payments in connection with these newbuildings is due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2012	153,245
Payable within 12 months to December 31, 2013	925,730
Payable within 12 months to December 31, 2014	615,355
1,694,330

As discussed in note 1, as at December 31, 2011, the Company did not have facilities in place to finance its newbuilding program.  As of April 27, 2012 the Company required additional financing of approximately $2.4 billion to fund its newbuild construction commitments.

31.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	December 31, 2011	December 31, 2010
Book value of vessels secured against long-term loans and capital leases	1,703,196	1,616,814

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

Tax lease benefits
The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the lease restructuring subsequent terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the UK revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred in respect of our lease financing transactions including the restructuring and subsequent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  Six UK tax leases we entered into during 2003 were structured so that a cash benefit was received up front (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP).   Of these six leases we have since terminated five, with one lease remaining.  In addition we have entered into a further two U.K. tax leases but these accrue benefit over the term of the leases.

Other
In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2011, the Company had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

32.	SUBSEQUENT EVENTS

On January 18, 2012, the Company acquired the remaining 50% equity interest in its associate, Bluewater Gandria, which owns the vessel, the Golar Gandria. Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects. Total net purchase consideration was $19.5 million, settled in cash. As a result of this transaction Bluewater Gandria is now a wholly owned subsidiary of the Company. This transaction is a business combination. The Company is in the process of finalising the accounting for the acquisition and therefore business combination disclosures will be presented in the Company's next available interim report.

In February 2012, the Company declared a dividend of $0.325 per share in respect of the year ended December 31, 2011. Of the amount due, $26.1 million was paid in March 2012. In addition the Company's subsidiary Golar Partners made a final cash distribution of $0.43 per unit in February 2012 in respect of the year ended December 31, 2011, of which a total of $5.9 million was paid to non controlling interests.

In February 2012, the Company entered into newbuilding contracts for a further four LNG carriers for a total contracted cost of approximately $800 million, of which payments of $80 million have been made in 2012. Delivery for three vessels is scheduled for 2014 and the fourth in early 2015.

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears.

In April 2012, the Company completed the reactivation of both the vessels, the Hilli and the Golar Gandria.   The aggregate reactivation costs for both vessels were approximately $30 million.

In April 2012, the Nusantara Regas Satu completed its FSRU retrofitting and will commence its long term charter with Nusantara Regas upon delivery in West Java in May 2012.

In April 2012, the Company announced that it will in the near term call for an extraordinary shareholder meeting ("EGM") to obtain shareholder approval to delist from the Oslo Stock Exchange. In accordance with Oslo Stock Exchange rules, such a delisting requires the approval of two thirds of the shareholders present at the EGM. The Company's major shareholder, World Shipholding which owns 46.0% intends to vote in favor of the delisting.