Form 20-F/A
period 2011-12-31
GOLAR LNG LTD
filed 2013-01-22
CIK 1207179

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

Georgina Sousa, Telephone: (1) 441 295 4705, Facsimile: (1) 441 295 3494
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

Explanatory Note
This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 30, 2012 (the "2011 Form 20-F"), is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 with detail-tagged footnotes to the financial statements in accordance with Rule 405 of Regulation S-T.  This Exhibit was previously filed with block-tagged footnotes.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred since the 2011 Form 20-F was originally filed.

PART III
ITEM 19. EXHIBITS
The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

Exhibits	Description

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date	January 22, 2013	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer