Form 20-F
period 2012-12-31
GOLAR LNG LTD
filed 2013-05-01
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

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

80,503,364 Common Shares, par $1.00, per share

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	inability of the Company to obtain financing for the newbuilding vessels on terms acceptable to it or at all;

•	changes in demand for natural gas carried by sea;

•	a material decline or prolonged weakness in rates for liquefied natural gas, or LNG, carriers;

•	changes in demand for natural gas generally or in particular regions;

•	adoption of new rules and regulations applicable to LNG carriers and floating storage and regasification units, or FSRUs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports;

•	inability of the Company to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs including among other things crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions;

•	the current turmoil in the global financial markets;

•	ability of the Company to timely complete our FSRU conversions;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all; and

•	other factors listed from time to time in registration statements, reports or other materials that the Company has filed with or furnished to the Securities and Exchange Commission, or the Commission.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "Golar," "Golar LNG," "we," "us" and "our" all refer to Golar LNG Limited and its direct or indirect subsidiaries, including Golar LNG Energy Limited ("Golar Energy") and to Golar Management Limited (or Golar Management). References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, as a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to Golar LNG Partners LP (NasdaqGS: GMLP) and to any one or more of its direct and indirect subsidiaries. Under the provisions of Golar Partners' partnership agreement, the general partner has irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and to determine the strategies and policies of the Golar Partners. On December 13, 2012, Golar Partners, held its first Annual General Meeting ("AGM"). As of the first AGM held by Golar Partners, majority of the board members became electable by common unit holders and since then we no longer retain the power to control the directors of Golar Partners. As a result, from December 13, 2012, Golar Partners became an affiliated entity and not a controlled subsidiary of the Company. Unless otherwise indicated, all references to "USD," "U.S.$" and "$" in this report are U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarize our historical consolidated financial information. We derived the balance sheet information as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2009 and 2008 and the selected balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this annual report entitled Item 5, "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Fiscal Years Ended December 31,
	2012 (1)	2011	2010	2009	2008
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Statement of Operations Data:
Total operating revenues	410,345	299,848	244,045	216,495	228,779
Gain on sale of vessel		—	—	—	78,108
Vessel operating expenses (2)	86,672	62,872	52,910	60,709	61,868
Voyage and charter-hire expenses (3)	9,853	6,042	32,311	39,463	33,126
Administrative expenses	25,013	33,679	22,832	19,958	17,815
Depreciation and amortization	85,524	70,286	65,076	63,482	62,005
Impairment of long-term assets	500	500	4,500	1,500	110
Gain on sale of long-term assets	—	—	—	—	430
Other operating losses	(27)	(5,438)	(6,230)	—	—
Operating income	202,756	121,031	60,186	31,383	132,393

Gain on loss of control	853,996	—	—	—	—
Gain on business acquisition	4,084	—	—	—	—
Gain on sale of available-for-sale securities	—	541	4,196	—	—
Loss on disposal of fixed assets	(151)	—	—	—	—
Net financial expenses	42,868	53,102	66,961	1,692	132,761
Income (loss) before equity in net losses of affiliates, income taxes and non-controlling interests	1,017,817	68,470	(2,579)	29,691	(368)
Income taxes	(2,765)	1,705	(1,427)	(1,643)	(510)
Non-controlling interests	(43,140)	(21,625)	5,825	(8,419)	(6,705)
Equity in net losses of affiliates	(609)	(1,900)	(1,435)	(4,902)	(2,406)
Gain on sale of affiliate	—	—	—	8,355	—
Net income (loss) attributable to the shareholders	971,303	46,650	384	23,082	(9,989)
Earnings (loss) per common share
- basic (4)	12.09	0.62	0.01	0.34	(0.15)
- diluted (4)	11.66	0.62	0.01	0.34	(0.15)
Cash dividends declared and paid per common share (5)	1.93	1.13	0.45	—	1.00
Weighted average number of shares – basic (4)	74,795	74,707	67,173	67,230	67,214
Weighted average number of shares – diluted (4)	75,091	75,033	67,393	67,335	67,214
Balance Sheet Data (as of end of year):
Cash and cash equivalents	424,714	66,913	164,717	122,231	56,114
Restricted cash and short-term investments (6)	1,551	28,012	21,815	40,651	60,352
Amounts due from related parties (short-term)	5,915	354	222	795	538
Amounts due from related parties (long-term)	34,953	—	—	—	—
Long-term restricted cash (6)	—	185,270	186,041	594,154	557,052
Investment in available-for-sale securities	353,034	—	—	—	—
Investments in affiliates	367,656	22,529	20,276	21,243	30,924
Cost method investments	198,524	7,347	7,347	7,347	7,347
Newbuildings	435,859	190,100	—	—	—
Vessels and equipment, net	573,615	1,203,003	1,103,137	653,496	668,141
Vessels under capital lease, net (7)	—	501,904	515,666	992,563	893,172
Total assets	2,414,399	2,232,634	2,077,772	2,492,436	2,359,729
Current portion of long-term debt	14,400	64,306	105,629	74,504	71,395
Current portion of obligations under capital leases	—	5,909	5,766	8,588	6,006
Long-term debt	490,506	707,243	691,549	707,722	737,226
Long-term obligations under capital leases (7)	—	399,934	406,109	844,355	784,421
Non-controlling interests (8)	—	78,055	188,734	162,673	41,688
Stockholders' equity	1,764,319	677,765	410,588	495,511	452,145
Common shares outstanding (4)	80,504	80,237	67,808	67,577	67,577

	2012 (1)	2011	2010	2009	2008
Cash Flow Data:
Net cash provided by operating activities	233,810	116,608	51,710	43,763	48,495
Net cash (used in) provided by investing activities	(290,700)	(298,644)	364,736	(56,460)	(83,548)
Net cash provided by (used in) financing activities	414,691	84,232	(373,960)	78,814	(94,572)
Fleet Data (unaudited)
Number of vessels at end of year (9)	6	12	12	13	14
Average number of vessels during year (9)	12.6	12	12.7	13	13
Average age of vessels (years)	25.4	18.8	17.8	15.6	13.9
Total calendar days for fleet	4,615	4,380	4,644	4,892	4,836
Total operating days for fleet (10)	3,684	3,255	2,939	3,351	3,617
Other Financial Data (Unaudited):
Average daily time charter equivalent earnings ("TCE") (11) (to the closest $100)	94,400	87,700	57,200	47,400	47,500
Average daily vessel operating costs (12)	$18,780	$14,354	$12,080	$13,410	$13,041

Footnotes

(1) During the period from the IPO in April 2011 until the time of the first annual general meeting of unitholders ("AGM") on December 13, 2012, pursuant to the partnership agreement of Golar Partners, Golar retained the sole power to appoint, remove and replace all of the members of the Partnership's board of directors. Accordingly, Golar Partners was treated as a controlled subsidiary of the Company and Golar Partners' results were consolidated with that of the Company. From the first AGM held by Golar Partners, the majority of the Partnership's board members became electable by the common unitholders, from this date, Golar no longer retained the power to control the board of directors and hence the Partnership and accordingly, the Company deconsolidated Golar Partners and its subsidiaries from our consolidated financial statements. As a result, from December 13, 2012, Golar Partners has been considered our affiliate entity. The deconsolidation of Golar Partners resulted in a gain of $854 million being recognized. Our Balance Sheet as at December 31, 2012 was affected in the following ways by the deconsolidation:

Balance Sheet:

•	"Investment in available-for-sale securities" of $353 million has been recognized representing the Company's common unit interests held in Golar Partners.

•
"Investment in affiliates" of $362.1 million has been recognized representing the Company's subordinated unit interests held in Golar Partners that during the subordination period will be accounted for under the equity method.

•	"Cost method investments"of $191.2 million has been recognized representing the Company's 2% general partner interest and 100% of the Incentive Distribution Rights ("IDRs") held in Golar Partners.

•	The net book value of "Vessels and equipment" was reduced by $707.1 million.

•	The net book value of "Vessels under capital leases" was reduced by $485.6 million.

•	Restricted cash was reduced by $221.4 million.

•	Capital lease obligations were eliminated.

•	Long-term debt was reduced by $704.5 million.

•	Non-controlling interests were eliminated.

(2) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(3) All of our vessels operate under time charters. Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

Charter-hire expense refers to the expenses related to vessels chartered-in under operating leases, all of which expired in September 2010.

(4) Basic earnings per share are calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding.  Treasury shares are not included in this calculation.  The calculation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(5) During 2010, our board of directors declared and paid to our common shareholders three special dividends (with an aggregate value of $0.73 per share) that each consisted of the distribution of one share of Golar Energy for every seven shares of Golar LNG Limited.

(6) Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments, deposits made in accordance with our contractual obligations under our equity swap line facilities or bid bonds for project tenders we may enter.

(7) During the prior years presented, we entered into lease financing arrangements in respect of eight of our vessels. In respect of six of these leases we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on those deposits, equaled the approximate remaining amounts we owed under the capital lease arrangements. When interest rates increased and there was a surplus in the restricted cash account, that surplus was released to the Company as working capital. Similarly, when interest rates decreased and there was a deficit, those deficits were funded out of the Company's working capital.  In these instances, we considered payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation was the repayment of the related term loans. During 2010, the outstanding lease liability on five vessels was settled, when we repaid the respective lease financing obligations out of the related restricted cash deposits.  Under U.S. GAAP, we recorded both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets on our balance sheet.  This accounting treatment had the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  The capital lease obligations and the related restricted cash with respect to our lease financing arrangements have been deconsolidated from our balance sheet pursuant to the deconsolidation of Golar Partners effective December 13, 2012.

(8) As of December 31, 2012, our non-controlling interests have been reduced to $nil pursuant to the deconsolidation of Golar Partners on December 13, 2012. Our non-controlling interests in 2011 until the deconsolidation date of Golar Partners referred to a 45.9% (2011: 34.6%) ownership interest held by private investors in Golar Partners following its initial public offering in April 2011 and follow on equity offerings in 2012 excluding the 40% ownership interest held by Chinese Petroleum Corporation, Taiwan, in the Golar Mazo.

In addition, as of December 31, 2010 and 2009, our non-controlling interests included 39% and 26%, respectively, in Golar Energy which until July 4, 2011, was listed on the Oslo Stock Exchange. As of December 31, 2012, the Company did not have any controlling interest.

(9) As of December 31, 2012, we have 100% ownership interest in our remaining vessels. The decrease in the number of vessels from 2011 to 2012 is a result of the deconsolidation of Golar Partners on December 13, 2012, offset by the acquisition of the remaining 50% equity interest in the Golar Gandria in January 2012.

(10) The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire.  We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(11) Non-GAAP Financial Measures TCE: Represents the average time charter equivalent, or TCE, of our fleet. TCE rate is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE.

(12) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

	Years Ended December 31,
	2012	2011	2010	2009	2008

Total operating revenues	410,345	299,848	244,045	216,495	228,779
Voyage expenses	(9,853)	(6,042)	(20,959)	(20,093)	(24,483)
	400,492	293,806	223,086	196,402	204,296
Calendar days less scheduled off-hire days	4,245	3,352	3,901	4,145	4,298
Average daily TCE (to the closest $100)	94,400	87,700	57,200	47,400	47,500

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

Risks Related to our Company

Our loan agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders.
Our obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:

•	merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of their assets;

•	make or pay equity distributions;

•	incur additional indebtedness;

•	incur or make any capital expenditures;

•	materially amend, or terminate, any of our current charter contracts or management agreements; or

•	charter our vessels.

Our loan agreements also require us to maintain specific financial levels and ratios, including minimum amounts of available cash, ratios of current assets to current liabilities (excluding current long-term debt), the level of stockholders' equity and minimum loan to value clauses. If we were to fall below these levels without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans agreements, which, unless waived by our lenders, provides our lenders with the right to, increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business.
Because of the presence of cross-default provisions in most of our and Golar Partners' loan and lease agreements, the refusal of any one lender or lessor to grant or extend a waiver could result in the acceleration of our indebtedness under our other loan agreements even if our or Golar Partner's other lenders or lessors have waived covenant defaults under the respective agreements. A cross-default provision means that if we or Golar Partners default on one loan or lease we would then default on our other loans.
In April 2013, Golar Partners received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of  common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders . Absent these waivers, Golar Partners would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of the Partnership's board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended.

In March 2012, Golar Partners, received a waiver relating to its requirement to comply with its consolidated net worth covenants as of December 31, 2011. Absent this waiver, Golar Partners, would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of Golar Partners' acquisition of the entities that own and operate the Golar Freeze from Golar that required accounting as a reorganization of entities under common control. In connection with the grant of such waiver, the credit facility was amended to permit, in connection with up to two such additional acquisitions, the addition to Golar Partners' consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

Moreover, in connection with any waivers and/or amendments to our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.
Servicing our debt agreements substantially limits our funds available for other purposes.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2012, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $78.6 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.4.

Our consolidated debt could increase substantially. We will continue to have the ability to incur additional debt. Our level of debt could have important consequences to us, including:

•
Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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

We currently have firm contracts for the construction of 13 newbuildings, including 11 LNG carriers and 2 FSRUs for an aggregate purchase price of approximately $2.7 billion. As of April 26, 2013, we paid to the shipyards a total of approximately $700 million of the aggregate purchase price. Two of our newbuilds are contracted with Hyundai Samho Heavy Industries Co., Ltd., or Hyundai and eleven of our newbuilds are contracted with Samsung Heavy Industries Co. Ltd., or Samsung. In the event shipyards do not perform under the contracts discussed above and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

As of April 26, 2013, we had $2 billion in remaining yard installment payments relating to the construction cost of 13 newbuildings which are scheduled to be delivered to us between third quarter of 2013 through 2015. As is standard in the LNG shipping industry we expect to finance between 50% to 70%, and potentially more, of the construction cost of the newbuilds. We currently do not have sufficient committed credit facilities to finance all of our obligations under our newbuilding contracts for 2013 but we continue to have discussions with banks. Furthermore, to the extent we are able to secure long-term charters for any of our vessels, we may sell those vessels along with the vessel-owning subsidiaries to Golar Partners. We believe therefore that we will be able to meet our construction commitments in full as they fall due. For information concerning our future financing plans, see Item 5. “Operating and Financial Review and Prospects, Liquidity and Capital Resources - Medium to Long Term Liquidity and Cash Requirements”. While we believe we will be able to arrange financing for the full amount of our newbuilding payments, to the extent we do not obtain necessary financing on time, the completion of our newbuildings could be delayed or we could suffer financial loss, including the loss of all or a portion of the progress payments we had made to the shipyard and in relation to newbuilding contracts, we may be responsible for any difference between the value of the newbuilding contract and the price the shipyard is able to recover from the sale of the newbuilding.

We no longer retain the power to appoint the majority of the board of directors of Golar Partners and this has led to the deconsolidation of Golar Partners. For accounting purposes, our financial results will be materially affected and will differ significantly from those reported in prior years.

Under the provisions of Golar Partners' partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategy and policies of Golar Partners. During the period from the initial public offerifng of Golar Partners in April 2011 until the time of Golar Partners' first annual general meeting of unitholders on December 13, 2012 ("AGM of Golar Partners''), pursuant to the Partnership Agreement of Golar Partners, we retained the sole power to appoint, remove and replace all of the members of Golar Partners' board of directors. Accordingly, Golar Partners was treated as our controlled subsidiary, and Golar Partners' results were consolidated with ours. Since the first AGM of Golar Partners, the majority of the board members became subject to election by the common unitholders and, from that date, we no longer retained the power to appoint the majority of the board of directors of Golar Partners. As a result, from December 13, 2012, Golar Partners became our affiliated entity and not our controlled subsidiary. Accordingly, as of December 13, 2012, Golar Partners' financial results have been deconsolidated for accounting purposes from our financial results. The deconsolidation of Golar Partners, effective from December 13, 2012, resulted in a significant gain on change of control of $854 million and will have a material effect on our future financial results, relative to our financial results prior to the deconsolidation. As a result, our financial results for the fiscal year ended 2012 differ significantly from prior years. See Item 5. "Operating and Financial Review (Factors Affecting the Comparability of Future Results" and Note 5 "Deconsolidation of Golar Partners to our Consolidated Financial Statements" for further discussion of the impact of the deconsolidation of Golar Partners.
We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012, is no longer consolidated with our financial results, and our investment is subject to the risks related to its respective business.

As of December 31, 2012, we had an ownership interest of 54.1% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the incentive distribution rights ("IDRs") of Golar Partners. The aggregate carrying value of our investments in Golar Partners as of December 31, 2012 was $906.1 million, which represents our total interests in the common units, subordinated units, general partner units and the IDRs. We account for our interests in the subordinated units under the equity method, the common units as available-for-sale securities and the general partner units and IDRs as cost-method investments. Please see Note 5 "Deconsolidation of Golar Partners to our Consolidated Financial Statements" for further detail.
In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $47.3 million for the year ended December 31, 2012. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $7.1 million for the year ended December 31, 2012.

Accordingly, the value of our investment and the income generated from our investment in Golar Partners is subject to a variety of risks, including the risks related to its business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of April 26, 2013, Golar Partners had a fleet of eight vessels, that we manage under the management agreements referred to above, that operate under medium to long-term charters with a concentrated number of charterers which include BG Group, Petrobras, Pertamina, Dubai Supply Authority ("DUSUP") and PT Nusantara Regas ("PTNR"). Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, or a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

The common units of Golar Partners are listed on the Nasdaq Global market and due to their preferential distribution and liquidation rights during the subordination period are accounted for as available-for-sale securities. As of December 31, 2012, the fair value of our investment in the common units of Golar Partners was $353 million, which included an unrealized gain of $5.9 million arising since its deconsolidation date. If the price of the common units of Golar Partners declines due to other than temporary reasons, we would be required to recognize future impairment charges which may have a material adverse effect on our results of operations for the period that the impairment charges are recognized.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

LNG carriers and FSRUs require a technically skilled officer staff with specialized training. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. The pool of technically competent crew members has not grown very much during the past few years as the demand for crew members was hampered by the lack of newbuild orders during the period between 2008 to 2010. However, more recently the number of orders for newbuild LNG carriers and FSRUs has grown and as deliveries of these new vessels start to materialize, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. If we or our third-party ship managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels particularly as we take delivery of our thirteen newbuildings. A material decrease in the supply of technically skilled officers or an inability of our third-party managers to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to shareholders.

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

We operate our vessels in the spot/short-term charter market for LNG vessels.  Failure to find profitable employment for these vessels, or our newbuildings upon their delivery, could adversely affect our operations.

 We currently have three vessels operating in the spot/short-term charter market, the market for chartering an LNG carrier for a single voyage, or for a short time period of up to two years.  In addition, we have entered into newbuilding contracts for the construction of 11 LNG carriers and two FSRUs, with delivery between the third quarter of 2013 through to 2015. Medium to long-term time charters generally provide reliable revenues but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.

We also cannot assure you that we will be able to successfully employ our vessels in the future or our newbuildings upon their delivery at rates sufficient to allow us to operate our business profitably or meet our obligations.  If we are unable to find profitable employment or re-deploy an LNG carrier or FSRU, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain that vessel in proper operating condition.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

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

Currently, we rely primarily on the revenues generated from our LNG carriers and cash distributions from Golar Partners.  Due to the lack of diversification in our lines of business, an adverse development in our LNG business, in the LNG industry or in the offshore energy infrastructure industry, generally, would have a significant impact on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

We may incur losses if we are unable to expand profitably into other areas of the LNG industry.

A principal component of our strategy is to expand profitably into other areas of the LNG industry such as regasification and floating power and liquefaction projects that are beyond the traditional transportation of LNG.  Our ability to integrate vertically into upstream and downstream LNG activities depends materially on our ability to identify attractive partners and projects and obtain project financing at a reasonable cost.  Other than the recent FSRU conversions of the Golar Spirit, the Golar Winter, the Golar Freeze and the NR Satu, which are all owned by our affiliate, Golar Partners, and in which we have an indirect interest, we are not exposed to any other LNG industry businesses.  Our expansion into other LNG activities may not be profitable and we may incur losses including losses in respect of expenses incurred in relation to project development.

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

Significant demands are placed on our management as a result of our growth.  As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control.  In addition, the provision of management services to our publicly traded affiliate, Golar Partners and the supervision of the construction of our 13 newbuilding vessels has increased the complexity of our business and placed additional demands on our management.  Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives.  While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2012, we had total outstanding long-term debt of $504.9 million, of which $164.8 million was exposed to a floating interest rate.  In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations.  As of December 31, 2012, we entered into interest rate swap agreements to fix the interest rate on approximately $340.1 million of floating rate bank debt.  Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  Our current fleet has a weighted average age of approximately 25.4 years.  Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels.  Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

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

In order to fund future FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities.  Use of cash from operations may reduce the amount of cash available for dividend distributions.  Our ability to obtain bank financing or to access the capital markets for any future debt or equity offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.  Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends.  The issuance of additional equity securities would dilute your interest in us and reduce dividends payable to you.  Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are exposed to U.S. Dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

Our principal currency for our operations and financing is the U.S. dollar.  We generate the majority of our revenues in the U.S. dollar.  Apart from U.S. dollar, we incur a portion of capital, operating and administrative expenses in multiple currencies.

Because a portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, the British pound, or GBP, and the Norwegian Kroner, which could affect the amount of net income that we report in future periods. We use financial derivatives to hedge some of our currency exposure.  Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport or cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income during the taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets during such taxable year produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and certain information reporting requirements.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  Please see the section of this annual report entitled "Taxation" under Item 10E for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries and affiliates.

We are a holding company whose assets mainly comprise of equity interests in our subsidiaries and other quoted and non-quoted companies and our interest in our affiliate, Golar Partners.  As a result, should we decide to pay dividends, we would be dependent on the performance of our operating subsidiaries and other investments.  If we were not able to receive sufficient funds from our subsidiaries and other investments, including from the sale of our investment interests, we would not be able to pay dividends unless we obtain funds from other sources.  We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

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

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, and loss of tonnage as a result of casualties. Currently, there is significant newbuilding activity with respect to virtually all sizes and classes of vessels.  While we currently believe that there is demand for additional tonnage in the near-term, an over-supply of vessel capacity combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates.  If such a reduction continues in the future, upon the expiration or termination of our vessels' current charters, we may only be able to re-charter our vessels or our newbuilds upon delivery at reduced or unprofitable rates or we may not be able to charter our vessels at all, which would have a material adverse effect on our revenues and profitability.

Hire rates for FSRUs and LNG carriers may fluctuate substantially.

Hire rates for LNG and to a lesser extent FSRU carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future FSRU and LNG carrier capacity.  This supply-demand relationship largely depends on a number of factors outside our control.  The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict.  A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or acquire and profitably operate new FSRUs or LNG carriers.  Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry.  Hire rates for FSRUs and LNG carriers correlate to the price of newbuilding  FSRUs and LNG carriers.  If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our shareholders will suffer.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. None of our vessels made any port calls to Iran in 2012. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization or the IMO as well as marine pollution and prevention requirements imposed by the International Convention for the Prevention of Pollution from Ships (MARPOL Convention).  In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention or the 2010 HNS Convention, if it is entered into force.  In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.  However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner's or operator's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Please see Item 4. "Information on the Company—Business Overview—Environmental and Other Regulations - International Maritime Regulations of LNG Vessels" and "—Other Regulation" below for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (OPA), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Clean Water Act, and the Clean Air Act.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Please read "Item 4 Information on the Business Overview—Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "Other Regulation" below for a more detailed discussion on these topics.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes.  These regulations include the U.S. Oil Pollution Act of 1990, or the OPA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as MARPOL, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code.

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

Please read "Item 4 Information on the Business Overview—Environmental and Other Regulations - International Maritime Regulations of LNG Vessels" and "Other Regulation" below for a more detailed discussion on these topics.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions.  These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.  Additionally, a treaty may be adopted in the future that includes restrictions on shipping emissions.  Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Golar Arctic is certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas. Both Lloyds Register and Det Norske Veritas are members of the International Association of Classification Societies.  All of our vessels have been awarded ISM certification and are currently "in class".

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

We may be, from time to time, involved in various litigation matters.  These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties and other litigation that arises in the ordinary course of our business.  Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us.  Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition. Please read "Item 8 Financial Information—Legal Proceedings and Claims".

Risks Related to our Common Shares

Our Chairman may have the ability to effectively control the outcome of significant corporate actions.

Mr. John Fredriksen, our President and Chairman may have indirect influence over our principal shareholder, World shiphholding, who as of December 31, 2012 beneficially owned 45.71% of our outstanding common shares. The shares of World Shipholding are held in trusts, or the Trusts, established for the benefit of certain members of Mr. Fredriksen's family.

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Generally, stock markets have recently experienced extensive price and volume fluctuations, and the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our common shares have traded on the Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue.  The market price for our common shares has historically fluctuated over a wide range.  In 2012, the closing market price of our common shares on the Nasdaq has ranged from a low of $32.54 on May 10, 2012 to a high of $47.57 per share on January 10, 2012.  As of April 26, 2013, the closing market price of our common shares on Nasdaq was $33.16.  The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares that you may have purchased at a price greater than or equal to its original purchase price.

Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Golar LNG Limited is a midstream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects.

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

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation, or Gotaas-Larsen. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, acquired Osprey, which was subsequently delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and trade under the symbol "GOL". We subsequently delisted from the Oslo Stock Exchange on August 30, 2012. We continue to be listed on the Nasdaq Global Select Market or Nasdaq since December 2002 and trade under the symbol "GLNG".  As of December 31, 2012, World Shipholding owned 45.71% of our issued and outstanding common shares.

Our strategy to become a LNG floating solution provider began in 2002 when we undertook a study to consider the conversion of an existing LNG carrier into FSRU and continued in 2004 with a similar study for the conversion into a floating power generation plant, or FPGP. In December 2005, Keppel Shipyard Limited of Singapore signed a contract with us for the first ever conversion of an existing LNG carrier into a FSRU.

In April 2007, we were awarded long-term charters by Petrobras to employ Golar Winter and Golar Spirit as FSRUs, our first firm FSRU charters.

Golar Partners

In September 2007, we formed Golar Partners under the laws of the Republic of the Marshall Islands as a wholly-owned subsidiary. Golar Partners was formed to own vessels with long-term charters typically five years or longer through wholly- owned subsidiaries in order to distribute the different risk profiles of the different vessel types of total fleet controlled or affiliated with Golar. Golar Operating LLC, or the General Partner, our wholly-owned subsidiary was also formed in September 2007 to act as the general partner of Golar Partners under the limited partnership agreement and received a 2% general partner interest and 100% of the incentive distributions rights or IDRs in Golar Partners.

Our interests in the vessel-owning subsidiaries which owned the LNG carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the FSRU, the Golar Spirit were transferred to Golar Partners in November 2008. In April 2011, our interests in the subsidiaries which leased the FSRU, the Golar Winter were transferred to Golar Partners. These four vessels composed the initial fleet of Golar Partners.

In April 2011, we completed the initial public offering (the "IPO") of Golar Partners. In the IPO, we sold 13.8 million common units (including 1.8 million common units issued after the exercise of an over-allotment option) of Golar Partners, at a price of $22.50 per unit, receiving net proceeds of $287.8 million. As a result of the IPO, our ownership in Golar Partners was reduced to 65.4% (including our 2% general partner interest). Golar Partners is listed on the Nasdaq Global Market or Nasdaq under the symbol "GMLP".

We entered into the following agreements with Golar Partners in connection with its IPO: (a) a management and administrative services agreement pursuant to which Golar Management, one of our wholly-owned subsidiaries, provides certain management administrative support services; (b) fleet management agreements pursuant to which certain commercial management and technical management services are provided by our affiliates including Golar Management and Golar Wilhelmsen; and (c) an omnibus agreement with Golar governing, among other things when the Company and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers.

Under the provisions of Golar Partners' partnership agreement, the general partner irrevocably delegated the authority to Golar Partners' board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO of Golar Partners in April 2011 until the time of its first annual general meeting on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. As of the first annual general meeting of Golar Partners, the majority of the board members became electable by common unitholders and accordingly, from this date we no longer retain the power to control the board directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as a controlled subsidiary of the Company.

Since the IPO of Golar Partners, they have conducted three follow-on offerings, such that as of April 26, 2013 our ownership interest has fallen to 50.9%.

Since the IPO of Golar Partners, we have sold equity interests in the following four vessels to Golar Partners, the Golar Freeze, the NR Satu, the Golar Grand and more recently, the Golar Maria for an aggregate value of $1.2 billion. Accordingly, as of April 26, 2013, Golar Partners had a fleet of eight vessels as acquired or contributed by us.

The majority of the proceeds received from the sales of these vessels to Golar Partners have been used to make installment payments under our newbuilding program. Furthermore, the sale of these assets has made Golar Partners a more profitable company which has resulted in increased dividen payments to unitholders of Golar Partners. As a major shareholder of Golar Partners and the beneficial owner of Golar Partners' IDRs, the Company has benefitted from the increased dividend payments.

As of April 26, 2013, together with the fleet held by Golar Partners, we own and operate thirteen vessels comprising of four FSRUs and nine LNG carriers, including a 60% interest in the vessel-owning subsidiary that owns the Golar Mazo which is owned through a joint venture arrangement between Golar Partners and the Chinese Petroleum Corporation, the Taiwanese state-owned oil and gas company.

Golar Energy

In August 2009, our wholly-owned subsidiary, Golar Energy, completed a private placement offering for 59.8 million new ordinary shares at a price of $2 per share, for net proceeds of $115.4 million. As a result of the offering our ownership in Golar Energy was reduced to 68%.

In mid 2011, in a series of transactions we re-acquired 92.3 million shares in Golar Energy, thus increasing our ownership to 100%. Of the shares acquired, 70.3 million were exchanged for newly issued shares in Golar (amounting to 11.6 million Golar shares) and the balance acquired at a price of $5 per share amounting to $110 million. On July 4, 2011, Golar Energy was delisted from the Norwegian stock exchange, Oslo Axess.

Vessel acquisitions, disposals, conversions and other significant transactions

During the three years ended December 31, 2012, we invested $666.1 million in our vessels, equipment and newbuildings.

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

In April 2011, we entered into a time charter agreement with PT Nusantara Regas ("PTNR") for the West Java FSRU project which required the retrofit of the NR Satu into an FSRU and the provision of associated mooring infrastructure.  The vessel completed its FSRU retrofitting in April 2012. The project represents our fourth FSRU project and is on charter for a period of approximately 11 years with automatic conditional extension options up to 2025. In July 2012, we sold our interests in the companies that own and operate the NR Satu to Golar Partners for $385 million.

In July 2012, we entered into a 10 year time charter agreement with Gas Atacama Spa ("Gas Atacama") for one of our newbuild vessels which is expected to be delivered during the first quarter of 2015. The time charter is conditioned upon Gas Atacama being able to discover a gas supply for delivery to the FSRU. In the event of this condition being fulfilled, the newbuilding will undergo some retrofitting before being delivered to Gas Atacama for the commencement of its charter which is expected to begin during the second quarter of 2015.

In October 2012, the Company announced that it had reached an agreement for the development of the Company's first floating liquefied natural gas vessel with Keppel Shipyard Limited. The agreement contemplates the conversion of one of three possible existing LNG carriers in Golar's current fleet.

In November 2012, we sold our interests in the wholly-owned subsidiaries that lease and operate the Golar Grand to Golar Partners for $265 million.

In November 2012, we entered into a five-year time charter agreement with LNG Shipping S.p.A. for our LNG carrier, the Golar Maria. Subsequent to the year-end, we sold our equity interest on the company that owns and operates the Golar Maria to Golar Partners for $215 million.

As of April 26, 2013, we have newbuilding commitments for the construction of eleven LNG carriers and two FSRUs for a total cost of $2.7 billion.  Five of these vessels, including one FSRU, are scheduled for delivery from the third quarter of 2013, seven vessels, including one FSRU, are scheduled for delivery in 2014 and one vessel is scheduled for delivery in 2015. We are also in discussions with Samsung Heavy Industries to have options to convert three of the newbuild LNG carriers (those which we take delivery from 2014) into FSRUs.

Investments

During the three years ended December 31, 2012 and through April 26, 2013, we acquired and divested interests in a number of companies including:

In August 2012, we purchased 17,255 shares in GasLog for $0.2 million, a company established in Marshall Islands and listed in the New York Stock Exchange. The company is an owner, operator and manager of LNG carriers.

In July 2008, we invested an initial sum of $22.0 million in a (50:50) Dutch Antilles incorporated joint venture named Bluewater Gandria N.V., ("Bluewater Gandria"), with Bluewater Energy Services B.V., or ("Bluewater"), formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  The initial equity investment was used to acquire the 1977 built LNG carrier, the Gandria for conversion and use as a FSRU.  In January 2012, Bluewater Gandria became a wholly-owned subsidiary of the Company pursuant to our acquisition of the remaining 50% equity interest for $19.5 million.

In December 2005, we entered into an agreement with The Egyptian Natural Gas Holding Company, ("EGAS"), and HK Petroleum Services to establish a jointly owned company ECGS, to develop hydrocarbon businesses in Egypt and in particular LNG related businesses.  In March 2006, the Company acquired 500,000 common shares in ECGS at a subscription price of $1 per share.  This represented a 50% interest in the voting rights of ECGS. ECGS is an incorporated unlisted company, which has been set up to develop hydrocarbon business and in particular LNG related business in Egypt. ECGS is jointly owned and operated together with other third parties.  Accordingly, the Company has adopted the equity method of accounting for its 50% investment in ECGS, as it considers it to have joint significant influence.  During December 2011, ECGS called up its remaining share capital amounting to $7.5 million. Of this, we paid $3.75 million in December 2011 to maintain our 50% equity interest.

In 2006, we purchased 23,000,000 shares in Liquefied Natural Gas Limited, ("LNGL"), an Australian publicly listed company, for a consideration of $8.6 million. In 2010, we disposed of our entire interest in LNGL resulting in a gain of $4.2 million.

LNG trading – business segment

During 2010, Golar established a wholly owned subsidiary, Golar Commodities which positioned the company in the market for managing and trading LNG cargoes. Activities include structured services to outside customers, the buying and selling of physical cargoes as well as proprietary trading. During the third quarter of 2011 Golar determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities did not enter into any trades during the year.

B.      Business Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs.  Collectively, our fleet, is comprised of nine LNG carriers and four FSRUs.  As of April 26, 2013, we have newbuilding commitments for the construction of an additional eleven LNG carriers and two FSRUs with scheduled deliveries in 2013 through early 2015. Our vessels provide LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group, ENI, Petrobras, Dubai Supply Authority, Pertamina and many others. Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations.  We seek to further develop our business in other midstream areas of the LNG supply chain with particular emphasis placed on innovative floating liquefaction solutions (FLNG) and participating as a gas off-taker from mid-scale liquefaction projects.

We intend to build on our relationships with existing customers and continue to develop relationships with other industry players. Our target is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping and FSRU solutions. We believe our customers will have the confidence to place their confidence in our shipping services based on the reliable and safe way we conduct our ship and FSRU operations.

In line with our desire to take control of a greater share of the value chain, we are looking to invest in a small scale LNG project in Canada and have commenced a Front End Engineering and Design (FEED) study for the conversion of three of our oldest carriers into small-mid scale floating liquefaction units. Notwithstanding this, the Company remains firmly committed to growing its core business by way of the thirteen newbuild assets referred to above.

As well as growing our core business and pursuing new opportunities along our value chain, we also offer commercial and technical management services for Golar Partner's fleet. As of April 26, 2013, Golar Partner's fleet included four FSRUs and four LNG carriers (included within the nine existing carriers and four FSRUs above). Pursuant to a Partnership Agreement, Golar Partners will reimburse Golar for all of the operating costs in connection with the management of their fleet. In addition, Golar also receives a management fee equal to 5% of our costs and expenses incurred in connection with the provision of these services. These management fees have been eliminated through the consolidation of Golar Partners until December 13, 2012 when Golar Partners was deconsolidated.

Lastly, we intend to maintain our relationship with Golar Partners and pursue mutually beneficial opportunities that we believe will include the sale of assets to Golar Partners in part to finance our newbuilding program as well as to further our growth.

Our Business Strategy

Our primary business objective is to grow our business and to provide significant returns to our shareholders while providing safe, reliable and efficient LNG shipping and FSRU service to our customers. We aim to meet this objective by executing the following strategies:

•
Operation of a high quality and modern fleet: We currently own and operate a mixed high quality fleet. In response to a strengthening in industry dynamics, we are committed to a significant fleet expansion. Currently, we have on order thirteen newbuilds comprising of eleven LNG carriers and two FSRUs. All of these vessels on order will utilize state of the art technology and are configured to be very attractive to the chartering community with high performance specifications.

•
Capitalize on Golar's established reputation: We are an experienced and professional provider of LNG shipping that places value on operating to the highest industry standards of safety, reliability and environmental performance. We believe our reputation and commercial relationships enables us to obtain favorable charters and other opportunities not readily available to other industry participants.

•
Utilize industry expertise to take advantage of opportunities within the LNG market: We use our experience in the industry, sensitivity to trends and knowledge and expertise in identifying other untapped opportunities within the LNG market. Specifically, this is evidenced by the following:

▪
We are an industry leader in FSRUs and to date remain the only company to have converted an existing LNG carrier for such service. We have a track record for successful operations on our projects which we plan to use as a foundation for further growth as more and more markets look to this technology to provide dependable access to incremental energy imports to fuel their economies.

▪
We have recently announced the development of our first floating liquefied natural gas vessel ("FLNGV"). The conversion of up to three of our existing Moss LNG vessel will enable us to facilitate the efficient development of gas monetization opportunities.

•
Maintain customer focus and reputation for service and safety: Our success is directly linked to the service and value we deliver to our customers which provides us an advantageous competitive profile in an industry that place particular emphasis on these virtues.

•	Leverage on our affiliation with Golar Partners: We believe our affiliation with Golar Partners positions us to pursue a broader array of opportunities. This is demonstrated by the following:

▪
Pursuit of strategic and mutually beneficial opportunities with Golar Partners - Since Golar Partners' IPO in April 2011, we have successfully sold four vessels in exchange for cash of approximately $1.2 billion which in part enables us to finance our newbuilding program as well as pursue other growth opportunities. In February 2013, we were awarded preferred bidder status for the jordan FSRU project and are in advance discussions over the terms of a time charter agreement. Assuming these are successfully concluded, this FSRU will be an attractive candidate for potential dropdown into Golar Partners.

▪
Increased dividend income from our investment - Since Golar Partners' IPO, the quarterly dividend distributions oF Golar Partners have increased from $0.385 pro-rated per unit to $0.50 per unit for the quarter ended December 31, 2012. This represents a 30% increase since the IPO. Golar Partners' long-term charters, provide stable cash flows which allows Golar Partners to meet its quarterly distributions obligations to its unit holders. As of April 26, 2013, we have a 50.9% interest (including our 2% general partner interest) in Golar Partners and hold 100% of Golar Partner's IDRs.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Item 3 - Key Information - Risk Factors".

The Natural Gas Industry

Predominately used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. As more emphasis is placed on reducing carbon emissions, Organization for Economic Cooperation and Development ("OECD") nations have come to view natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants. More recently, China has indicated a strong desire to address air quality issues that have arisen following a rapid expansion in the use of coal fired power plants. Gas fired electricity generation is expected to feature prominently in their efforts to address environmental issues.

According to the EIA International Energy Outlook for 2011, worldwide energy consumption is projected to increase by 53% from 2008 to 2035, with total energy demand in non-OECD countries increasing by 85%, compared with an increase of 18% in OECD countries. Natural gas consumption worldwide is forecast to increase by 52%, from 111 trillion cubic feet (or Tcf) (3,143 billion cubic meters (or bcm)) in 2008 to 169 Tcf (4,417 bcm) in 2035. The global recession resulted in an estimated decline of 2.0 trillion cubic feet in natural gas use in 2009 however robust demand returned in 2010, and consumption exceeded the level recorded before the downturn. Although the EIA did not release a 2012 outlook, the Company has no reason to believe that their 2013 report will result in any downward revisions to the above forecast, in particular in so far as gas consumption is concerned. The above gas consumption estimates do not take account of the reduced emphasis placed on nuclear power which previously played a more prominent role in Japan's planned energy mix or its subsequent phasing out in other countries such as Germany. Natural gas does in fact feature more prominently as a substitution for much of the abandoned nuclear capacity and its use continues to be the fuel of choice for many regions of the world in the electric power and industrial sectors.

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

These factors, in addition to overall global economic growth, are expected to contribute to an increase in the consumption of natural gas. There is a growing disparity between the amount of natural gas produced and the amount of natural gas consumed in many major consuming countries, which will likely cause those countries to rely on imports for a greater portion of their natural gas consumption. Importers must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2011,  worldwide proved natural gas reserves were 6,675 Tcf (189,014 bcm).  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 54% of the world's natural gas reserves as of January 1, 2011, and the United States is the fifth largest holder of natural gas reserves at 4.1% of the world's reserves.  Despite some uncertainty around a few high profile liquefaction projects, Australian exports of natural gas are forecast to triple between 2008 and 2020 and continue growing thereafter.  More recently, sizeable new discoveries are being made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Although reserves of unconventional natural gas are unknown, the EIA predicts a substantial increase in natural gas supplies from unconventional formations in the future, especially from the United States but also from Canada, France, Poland, Turkey, Ukraine, South Africa, Morocco, Chile, Mexico, China, Australia, Libya, Algeria, Argentina and Brazil. Shale gas production has been particularly prolific increasing by over 5 billion cubic feet (or Bcf) per day since the beginning of 2007. This increase largely results from recent advances in horizontal drilling and hydraulic fracturing technologies, especially in the U.S. These technologies have made it possible to exploit the U.S.'s vast shale gas resources. Continually rising estimates of shale gas resources have helped to increase estimates of the total U.S. natural gas reserves by almost 50% over the past decade. The EIA expects shale gas to comprise 47% of U.S. natural gas production in 2035. Increases in U.S. shale gas production more than offset declines in conventional natural gas production, growing more than fivefold from 2.2 trillion cubic feet in 2008 to 12.2 trillion cubic feet in 2035.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Since 2010 there have been a number of cargoes redirected to the Far East which has increased LNG ton miles and demand for LNG shipping. The more recent grant of an export permit to Cheniere Energy with the possibility of additional FERC approvals for other US projects raises the prospect of significant additional volumes being exported out of the US, the vast majority of would be transported on an LNG carrier.

The reduced rate of growth in LNG demand in the U.S. has been offset by increased demand for LNG in other nations, especially non-OECD countries. China, India and Latin America all represent significant areas of increasing demand and future growth prospects. China has significant shale gas reserves of its own however the economics of extracting this remain unclear. Many of the known reserves are at a much greater depth which has the potential to constrain the economics of extraction, at least in the near term.

Liquefied Natural Gas

Overview

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade. The first shipments were made on a trial basis in 1959 between the United States and the United Kingdom, while 1964 saw the start of the first commercial-scale LNG project to ship LNG from Algeria to the United Kingdom. LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then carried by pipeline for distribution to natural gas customers.

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

The LNG Fleet

As of the end of March 2013, the world LNG carrier fleet consisted of 379 LNG carriers (including 14 FSRUs, 15 vessels less than 18,000m3 and 5 vessels currently in lay-up). By the end of March 2013, there were orders for 114 new LNG carriers (including 9 FSRUs, 4 small vessels with a capacity of less than 18,000m3 and 2 production units), including 36 orders placed in 2012 alone, with the bulk of ordered vessels scheduled for delivery in 2013-2014.

The order book has now defined the next generation of tradeable tonnage in regards to size and propulsion. The current ”standard” size for LNG carriers is approximately 160,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Disesel Electric (D/TFDE).

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

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 71% employ the membrane containment system, 24% employ the Moss system and the remaining 5% employ other systems. Most newbuilds (85%) on order employ the membrane containment system, because it most efficiently utilizes the entire volume of a ship's hull. In general, the construction period for an LNG carrier is approximately 28-34 months.

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

The FSRU regasification process involves the vaporization of LNG and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in the open-loop mode, the closed-loop mode or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore (sometimes referred to as energy bridge); and

•	shuttle carriers that regasify and discharge their cargos alongside.

Our business model to date has been focused on FSRUs that are permanently offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects use an FSRU. FSRUs are also beginning to penetrate Asian markets led by Golar's NR Satu in Jakarta, Indonesia and a variety of projects in India.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRUs projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land based projects) and at a significantly lower cost (10-50% less) than land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier to pick up a cargo and can be easily and quickly redeployed as demand conditions change. A floating regasification vessel can load, store and regasify LNG before delivering the natural gas to market. It can be operated partially as a conventional trading ship that transports and regasifies its own cargo, or as a mother-ship that processes supplies received by way of ship-to-ship transfers. FSRUs can also be moved to (and operated at) a different locations if required, which is particularly beneficial in markets where demand for LNG is seasonal. Additionally, FSRUs offer quicker access to LNG supply for markets that lack onshore regasification infrastructure. FSRUs can therefore not only replace a land based terminal and remain a fixed and permanent facility over the long-term but as well, complement land regasification terminal by providing storage and regasification to a market while the longer lead land terminal is being constructed.

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

FSRUs can have some potential disadvantages. While FSRUs can have comparable ability to offload cargo from LNG carriers relative to land based terminals, land based terminals typically have greater storage capacity which can facilitate faster cargo offload in a situation when storage tanks are partially full. Land based terminals are also potentially better suited for large gas send out capacity requirements in excess of the capacity of the largest FSRUs. However, even these disadvantages can be mitigated by adding a Floating Storage Unit (FSU) or another FSRU to create more storage and regasification capacity. Recently, the market has begun to see FSRU projects under development that involve more than one regasification and storage vessel.

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

Today, Golar maintains a strong position in the LNG Carrier and FSRU market that together with Golar Partners, is the largest independent owner and operator of LNG carriers and FSRUs in the world.   Together with Golar Partners, our existing fleet includes 13 vessels (nine LNG carriers and four FSRUs) and a newbuilding order book of 13 vessels: 11 LNG carriers and two FSRUs. Our LNG carrier newbuildings are scheduled to be delivered from the third quarter of 2013 into early 2015 with storage capacity of approximately 160,000 m3 to 162,000 m3 storage; 0.1% boil-off rate; tri-fuel engines; and capable of charter speeds of up to 19.5 knots.  Our newbuild FSRUs range in capacity from 160,000 m3 to 170,000 m3 and can provide regasification throughput of up to 750 MCFD (or 5.8 MTA). The FSRUs can, subject to the customer's requirements, remain classified as an LNG Carrier, flexible for LNG carrier service or be classified for as an offshore unit, remaining permanently moored at site for a long contract duration.

We believe that, together with Golar Partners, we are one of the world's largest independent LNG carrier and FSRU owners and operators.

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

Floating LNG Vessels

On October 31, 2012, we entered into an agreement with Keppel Shipyard Limited (“Keppel”) to develop our first floating liquefied natural gas vessel. The agreement is based on the conversion of one of our existing Moss type vessels and includes options for two further vessel conversions. Keppel has previously worked with Golar converting comparable Moss type vessels into FSRUs.
Our FLNG solution is very much analogous to what we were able to create on the FSRU side. It's using proven on-shore technology, proven providers and a low-cost execution model to change the conventional approach to creating new LNG end market.
We are targeting projects with pipeline quality gas and unconventional natural gas reserves such as coal bed methane and shale gas or lean gas sourced from offshore fields, which thereby requires less gas processing equipment needed.

The first unit which will be developed through stages according to customer requirements will have a capacity of up to two million tonnes per annum. This strategy is designed to put us in a stronger position to utilize our own LNG carrier fleet and to provide gas for existing and potential FSRU customers. The Front End Engineering Design ("FEED") study has commenced and conversion is expected to be underway by June 2013.

Customers

During the year, we received a substantial majority of our revenue from long-term charter agreements with the following customers: Petrobras, DUSUP, Pertamina, BG Group, Qatar Gas and PT Nusantara Regas.

Since July 2008, we have chartered vessels to Petrobras under 10-year charters. Our revenues from Petrobras for the years ended 2012, 2011 and 2010 were $90.3 million (22%), $93.7 million (31%) and $90.7 million (37%), respectively. Petrobras currently charters two vessels from us.

Since 2010, we have chartered one of our vessels to DUSUP. Our revenues from DUSUP were $46.0 million (11%), $47.1 million (16%) and $29.9 million (12%) for the years ended 2012, 2011 and 2010, respectively.

Since 1989, we have chartered vessels to Pertamina, Our revenues from Pertamina were $35.5 million (9%), $37.8 million (13%) and $36.9 million (15%) for the years ended 2012, 2011 and 2010, respectively.

Since 2000, we have chartered vessels to BG Group.  Our revenues from BG Group were $96.2 million (23%), $25.1 million (8%) and $49.1 million (20%) for the years ended 2012, 2011 and 2010, respectively.

Since 2011, we have chartered one of our vessels to Qatar Gas. Our revenues from Qatar Gas were $23 million (6%), $35.5 million (12%) for the years ended 2012 and 2011, respectively.

Since May 2012, we have chartered one of our vessels to PT Nusantara Regas under an 11-year charter. Our revenue from PT Nusantara Regas for the year ended 2012 was $38.8 million (9%).

Pursuant to the deconsolidation of Golar Partners, the following customers: Petrobras, DUSUP, Pertamina, PT Nusantara Regas and BG Group are now with Golar Partners. However, we continue to maintain our relationships with these customers by virtue of the various management agreements entered into with Golar Partners.

We also continue to develop relationships with other major players in the LNG industry and with new customers.

Fleet

Owned Fleet

As of April 26, 2013, we own and operate a fleet of five LNG carriers. In addition, we currently have newbuild commitments for the construction of eleven LNG carriers and two FSRUs which are due for delivery from 2013 to 2015.

Golar Partners' Fleet

Pursuant to the deconsolidation of Golar Partners, eight of our previously owned vessels are now with Golar Partners. As of April 26, 2013, Golar Partner's fleet comprises of four LNG carriers and four FSRUs. Golar Partners lease three vessels under long-term financial leases and they have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, Taiwan, the Taiwanese state-owned oil and gas company. As discussed previously, we continue to operate Golar Partner's fleet by virtue of the management agreements entered into with Golar Partners.

The following table lists the LNG carriers and FSRUs in our current fleet including our newbuildings as of April 26, 2013:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Owned Fleet
Existing Fleet
Hilli	1975	125,000	MI	Moss	n/a	n/a	n/a
Gimi	1976	125,000	MI	Moss	GDF Suez	2013	n/a
Golar Gandria(1)	1977	126,000	MI	Moss	n/a	n/a	n/a
Golar Arctic	2003	140,000	MI	Membrane	Major Japanese trading company	2015	n/a
Golar Viking	2005	140,000	MI	Membrane	Oil and Gas Major	2013	n/a
Newbuildings (2)
Hull 2021 (Golar Seal)	2013	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2022 (Golar Crystal)	2013	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2023 (Golar Penguin)	2013	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2024 (Golar Eskimo)	2014	160,000	MI	Membrane (FSRU)	n/a	n/a	n/a
Hull 2026 (Golar Celsius)	2013	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2027 (Golar Bear)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2031 (Golar Igloo)	2013	170,000	MI	Membrane (FSRU)	n/a	n/a	n/a
Hull 2047 (Golar Snow)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2048 (Golar Ice)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull S658 (Golar Glacier)	2014	162,000	MI	Membrane	n/a	n/a	n/a
Hull S659 (Golar Kelvin)	2014	162,000	MI	Membrane	n/a	n/a	n/a
Hull 2055 (Golar Frost)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2056 (Golar Tundra)	2015	160,000	MI	Membrane	n/a	n/a	n/a

Golar Partner's Fleet (3)
Golar Partner's fleet were included in the Company's fleet until December 13, 2012, following its first AGM upon which the majority of directors were elected by common unitholders. Accordingly, from December 13, 2012 Golar Partners has been considered an affiliate and not as a controlled subsidiary of the Company. The following table lists Golar Partner's fleet as of April 26, 2013.

Golar Freeze	1977	125,000	MI	Moss (FSRU )	DUSUP	2020	Terms extending up to 2025
Nusantara Regas Satu ("NR Satu")	1977	125,000	MI	Moss (FSRU)	PT Nusantara Regas	2022	2025
Golar Spirit	1981	128,000	MI	Moss (FSRU )	Petrobras	2018	A three-year term and an additional two-year term
Golar Mazo	2000	135,000	LIB	Moss	Pertamina	2017	Two additional five-year terms
Methane Princess	2003	138,000	MI	Membrane	BG Group	2024	Two additional five-year terms
Golar Winter	2004	138,000	MI	Membrane (FSRU )	Petrobras	2024	n/a
Golar Maria(4)	2006	145,700	MI	Membrane	LNG Shipping S.p.A	2017	n/a
Golar Grand	2006	145,700	MI	Membrane	BG Group	2015	2018

Key to Flags:
LIB – Liberian, MI – Marshall Islands

(1)	In January 2012, we acquired the remaining 50% equity interest in our joint venture, Bluewater Gandria which owned the vessel, the Gandria.

(2)	As at April 26, 2013, the Company has a total of thirteen newbuilds on order which are due for delivery from the third quarter of 2013 through to 2015.

(3)
Since Golar Partner's IPO, the Company sold its equity interests in four vessels to Golar Partners (the Golar Freeze, the NR Satu, the Golar Grand and more recently, the Golar Maria). From December 13, 2012, Golar Partners has been deconsolidated from Golar's financial statements. As of April 26, 2013, Golar Partners has a fleet of eight vessels comprising of four FSRUs and four LNG carriers.

(4)	In February 2013, Golar completed its sale of its equity interests in the company that owns and operates the LNG carrier, the Golar Maria to Golar Partners.

Our Charters

Two of our vessels, the Hilli and the Golar Gandria were reactivated in April 2012 both these vessels are earmarked for conversion for our floating liquefied natural gas project such that they entered into lay-up in April 2013 in anticipation of their conversion.

The Gimi and the Golar Viking are currently operating under short-term charters ending in 2013.

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

Golar Partners' Charters

The Golar Mazo, which is jointly owned by Golar Partners and Chinese Petroleum Corporation, Taiwan, transports LNG from Indonesia to Taiwan under an 18-year time charter with Pertamina, the state owned oil and gas company of Indonesia. The contract expires at the end of 2017.  Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

The Methane Princess is currently under a long-term charter with BG Group to transport LNG worldwide. The contract expires in 2024.  BG Group has the option to extend the Methane Princess charter for two, five-year periods.

The Golar Spirit and the Golar Winter are currently under long-term charters with Petrobras to provide FSRU services.  These contracts expire in 2018 and 2024, respectively.  Petrobras has the option to terminate the charter after the fifth anniversary of delivery to Petrobras for a termination fee and also the option to extend the charter period for the Golar Spirit for up to five years.

The Golar Freeze is currently under a long-term charter with DUSUP to provide FSRU services. The contract expires in 2020.  DUSUP has an option to terminate the charter in 2015 upon payment of a termination fee. DUSUP also has the option to extend this charter until October 2025.

The NR Satu is currently under a long term charter with PT Nusantara Regas commencing in May 2012 following the completion of its FSRU retrofitting in April 2012.  Nusantara Regas has the option to extend the NR Satu charter until 2025.

The Golar Maria is under a medium-term charter with LNG Shipping S.p.A, a major Italian energy company.  The contract expires in 2017.

The Golar Grand is under a medium-term charter with BG Group to transport LNG.  The contract expires in 2015.  BG Group has the option to extend the Golar Grand charter for three years. In addition, following our sale of interests in the companies that lease and operate the Golar Grand to Golar Partners in November 2012, we entered into an option agreement with Golar Partners wherein Golar Partners may require us to charter-in the Golar Grand from Golar Partners under a time charter expiring in October 2017.

Golar Management Limited and Golar Wilhelmsen

Golar Management

Golar Management Limited, or Golar Management, our wholly-owned subsidiary which has offices in London and Oslo, provides commercial, operational and technical support and supervision and accounting and treasury services to us. In addition, under the management and administrative services agreement we entered into with Golar Partners, certain officers and directors of Golar Management provide executive officer functions to Golar Partner's benefit. In addition, the administrative services provided by Golar Management include: (i) assistance in commercial management; (ii) execution of business strategies of Golar Partners; (iii) bookkeeping, audit and accounting services; (iv) legal and insurance services; (v) administrative and clerical services; (vi) banking and financial services; (vii) advisory services; (viii) client and investor relations; and (viii) integration of any acquired business.

Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services. In addition, Golar Management receives a management fee equal to 5% of its costs and expenses incurred in connection with providing these services.

Golar Wilhelmsen

In September 2010, Golar Wilhelmsen Management (GWM) was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS. GWM office staff consists of both Wilhelmsen -and Golar employees. The office is located in Golar's office facilities at Aker Brygge, Oslo. Golar Management uses the services of GWM to provide technical, commercial and crew management.

GWM provides the following services both to our and Golar Partner's vessels: (i) manage suitably qualified crew; (ii) provision of competent personnel to supervise the maintenance and efficiency of the vessels; (iii) arrange and supervise drydockings, repairs, alterations and maintenance of vessels; and (iv) arrange and supply stores, spares and lubricating oils.

Vessel Maintenance

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during dry-docking. This will reduce the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is dry-docking we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

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

We will use in our operations our thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries assist us in managing our vessel operations. GWM received its ISO 9001certification in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (ISM) on a fully integrated basis.

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

GWM is operating in compliance with the International Standards Organization (ISO), Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. GWM received its ISO 9001 certification (quality management systems) in April 2011 and the ISO 14001 Environmental Standard during summer 2012. This certification requires that Golar and GWM commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

IMO is the United Nations agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Manager holds a Document of Compliance (DoC) under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Gas Carrier Code, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (ISPS Code) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. GWM has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or Annex VI, entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on Sulphur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on Sulphur content of fuel oil and allows for special areas to be established with more stringent controls on Sulphur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (or an IAPP Certificate). Annex VI came into force in the United States on January 8, 2009 and has been amended a number of times. As of the current date, all our ships delivered or dry-docked since May 19, 2005 have all been issued with IAPP Certificates.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on Sulphur emissions from ships. In Emission Control Areas, or ECAs, limitations on Sulphur emissions require that fuels contain no more than 1% Sulphur. As of January 1, 2012, fuel used to power ships may contain no more than 3.5% Sulphur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, effective as of January 1, 2010, bans the use of fuel oils containing more than 0.1% Sulphur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Low sulphur marine diesel oil (or LSDO) has been purchased as the only fuel for the Diesel Generators. In addition we are in the process modifying the boilers on some of our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "-U.S. Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will (effective January 1, 2014) the United States Carribbean Sea. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments (BWT) systems will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will be in the range USD 2-4 million.

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

P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

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

United States Environmental Regulation of LNG Vessels

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

The U.S. Oil Pollution act of 1990 or OPA 90 established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

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

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances". Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

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

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. For example, effective October 22, 2012, the U.S. bureau of safety and Environmental Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems and blowout prevention practices. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

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

Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. On March 8, 2011, EPA reached a settlement with several environmental groups and the State of Michigan regarding EPA's issuance of the Vessel General Permit. As part of the settlement, EPA agreed to include in the next draft Vessel General Permit numeric concentration-based effluent limits for discharges of ballast water expressed as organisms per unit of ballast water volume. These requirements correspond with the IMO's adoption of similar requirements as discussed above. The EPA has issued a 2013 vessel General Permit that will go into effect and replace the current Vessel General permit upon its expiration on December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels and the new version contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.. Compliance with these regulations will entail additional costs and other measures that may be significant.

As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters. The revised regulations adopt ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO's BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply with these standards and some existing ships must comply by their first dry dock after January 1, 2014. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. Compliance with these regulations will require us to incur additional costs and other measures that may be significant.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapour control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or Nox, will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships.

As of January 1, 2013, all ships (including rigs and drillships) must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index (EEDI), for new ships, and the Ship Energy Efficiency Management Plan (SEEMP) for all ships. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

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

GWM has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulations

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

Generally FSRUs are "classed" as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. The reference to "vessels" in the following, also apply to our FSRUs. For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are dry-docked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "condition of class" which must be rectified by the ship owner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

The latest FSRU unit, NR Satu will have dual class (DnV and BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR and be permanently moored without the ability to trade as LNG carrier.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class." The Golar Arctic is certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas. Both being members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class".

In-House Inspections

GWM carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and vessel audits to verify conformity with manager's reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

C.            Organizational Structure

As of April 26, 2013, all of our subsidiaries are wholly-owned. As discussed in note 1 to our financial statements, Golar Partners was a consolidated subsidiary of the Company until its deconsolidation on December 13, 2012. From December 13, 2012, Golar Partners has not been consolidated. The table below sets forth our and Golar Partners' significant subsidiaries as of April 26, 2013.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 1460 Corporation	Marshall Islands	Owns Golar Viking
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Limited	Marshall Islands	Owns Gimi
Golar Hilli Limited	Marshall Islands	Owns Hilli
Bluewater Gandria N.V. (1)	Netherlands	Owns and Operates Golar Gandria
Golar Commodities Limited	Bermuda	Trading company
Commodities Advisors LLC	United States of America	Holding company
Golar Hull M2021 Corporation	Marshall Islands	Owns Hull 2021 (Golar Seal)
Golar Hull M2022 Corporation	Marshall Islands	Owns Hull 2022 (Golar Crystal)
Golar Hull M2023 Corporation	Marshall Islands	Owns Hull 2023 (Golar Penguin)
Golar Hull M2024 Corporation	Marshall Islands	Owns Hull 2024 (Golar Eskimo)
Golar Hull M2026 Corporation	Marshall Islands	Owns Hull 2026 (Golar Celsius)
Golar Hull M2027 Corporation	Marshall Islands	Owns Hull 2027 (Golar Bear)
Golar Hull M2031 Corporation	Marshall Islands	Owns Hull 2031 (Golar Igloo)
Golar Hull M2047 Corporation	Marshall Islands	Owns Hull 2047 (Golar Snow)
Golar Hull M2048 Corporation	Marshall Islands	Owns Hull 2048 (Golar Ice)
Golar LNG NB10 Corporation	Marshall Islands	Owns Hull S658 (Golar Glacier)
Golar LNG NB11 Corporation	Marshall Islands	Owns Hull S659 (Golar Kelvin)
Golar LNG NB12 Corporation	Marshall Islands	Owns Hull 2055 (Golar Frost)
Golar LNG NB13 Corporation	Marshall Islands	Owns Hull 2056 (Golar Tundra)

(1) On January 18, 2012, the Company acquired the remaining 50% equity interest in its joint venture, Bluewater Gandria, which owns the LNG carrier, the Gandria for $19.5 million.

Golar Partners and subsidiaries:
Golar Partners and subsidiaries were included in our consolidated financial statements for all periods until December 13, 2012, following its first AGM upon which the majority of directors were elected by common unitholders. Accordingly, from December 13, 2012, Golar Partners has been considered an affiliate and not a controlled subsidiary of the Company. The following table lists Golar Partners and its significant subsidiaries as of April 26, 2013.

Name	Jurisdiction of Incorporation	Purpose
Faraway Maritime Shipping Company	Republic of Liberia	Owns Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2226 Corporation	Marshall Islands	Leases Golar Grand
Golar Spirit (UK) Limited	United Kingdom	Operates Golar Spirit
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management company
Golar Partners Operating LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Partners LP – Limited Partnership	Marshall Islands	Holding Partnership
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
PT Golar Indonesia	Indonesia	Owns and operates NR Satu
Golar LNG 2234 Corporation	Republic of Liberia	Owns and operates Golar Maria

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Fleet."

We do not own any interest in real property.  We sublease approximately 7,000 square feet and 10,000 square feet of office space in London for our ship management operations and in Tulsa for our LNG Trading business, respectively.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this annual report entitled Item 3. "Key Information - Selected Financial Data," Item 4. "Information on the Company" and our audited financial statements and notes thereto.  Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion includes forward-looking statements based on assumptions about our future business.  Please read the section of this annual report entitled "Cautionary Statement Regarding Forward Looking Statements" for more information.  You should also review the section of this annual report entitled Item 3. "Key Information - Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview and Background

Golar is a midstream liquefied natural gas ("LNG") company engaged primarily in the transportation, regasification and liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects.

Golar Partners

Golar Partners was formed initially as an indirect wholly-owned subsidiary of Golar in September 2007 under the laws of the Republic of the Marshall Islands for the purpose of holding interests in vessels with long-term charters (typically five years or more) in order to better manage the risk profiles of our total fleet through our dropdowns of our vessel interests in Golar Partners.

In April 2011, we completed the initial public offering (“IPO”) of Golar Partners. In the IPO, we sold 13.8 million common units (including the 1.8 million issued due to the exercise of the over-allotment option) of Golar Partners, at a price of $22.50 per unit, receiving net proceeds of $287.8 million. As a result of the IPO our ownership of Golar Partners was reduced to 65% (including our 2% general partner interest). Golar Partners is listed on the Nasdaq Global Market ("Nasdaq") under the symbol "GMLP".

As of April 26, 2013, Golar Partners has completed a further three follow-on offerings since its IPO, such that as of the current date, our ownership interest has fallen to 50.9%.

Since the IPO of Golar Partners, we have sold in the following four vessels to Golar Partners, the Golar Freeze, the NR Satu, the Golar Grand and more recently, the Golar Maria for an aggregate value of $1.2 billion. Accordingly, as of April 26, 2013, Golar Partner's fleet consisted of four LNG carriers and four FSRUs that were acquired from or contributed by us.

Under the provisions of Golar Partners' partnership agreement, the general partner irrevocably delegated the authority to Golar Partners' board of directors to oversee and direct the operations, management and policies of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partner's first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partner's AGM, four of the seven board members became electable by common unitholders and accordingly, from this date we no longer retain the power to control the directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as a controlled subsidiary of the Company.

Market Overview and Trends

Our principal focus and expertise is the transportation and regasification of LNG and liquefaction of natural gas.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects. As of  April 26, 2013, together with our affiliate, Golar Partners, our fleet consisted of thirteen vessels. Our full fleet list is provided in Item 4.D, "Information on the Company – Fleet".

Historically spot and short term charter hire rates for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers.  An excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010 when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012.  Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result. As of March 31, 2013, the supply demand imbalance was approaching equilibrium although rates remain at above average levels.

As of April 26, 2013, we have newbuilding commitments for eleven LNG carriers and two FSRUs with delivery dates between 2013 through to 2015, a majority of which are uncommitted and available for employment upon delivery.

Please see the section of this annual report entitled Item 4, "Information on the Company – Business Overview – the LNG industry" for further discussion of the LNG market in 2012 and 2011.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Deconsolidation of Golar Partners from December 13, 2012. Although our economic interests in the cashflows of Golar Partners remain the same since before and after the deconsolidation, the accounting effect of the deconsolidation resulted in a one-time gain of $854 million to us and will have a material impact on the presentation of our future financial results as compared to prior periods. A summary of the key significant changes that are anticipated to occur in 2013 and beyond when compared to historic periods, as a consequence of the deconsolidation, include:

•	A decrease in operating income and individual line items therein, in relation to Golar Partner's fleet;

•	As well as a decrease in net financial expense in respect of Golar Partner's debt and capital lease obligations, net of restricted cash deposits.

Offset by, recognition of:

•
Gains on the sale of our vessel interests to Golar Partners, commencing with the Golar Maria in February 2013. However, any recognition from the gain related to the sale our vessels to Golar Partners will be deferred to the extent of our interest accounted for under the equity method, which during the subordination period relates solely to our interest in Golar Partner's subordinated units.

•	Management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements.

•	Dividend income in respect of our interests in common units and general partner interests (during the subordination period) and IDRs.

•
Equity in net earnings of affiliates, will increase to reflect our share of the results of Golar Partners calculated with respect to our interests in its subordinated units, but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control.

•
For periods when vessels are in lay-up, vessel operating and voyage costs will be lower.  During 2012, 2011 and 2010, we had four vessels; the Gimi (August 2010 - June 2011), Hilli (April 2008 - April 2012), NR Satu (August 2009 - December 2010) and the Golar Gandria (January 2012 to April 2012) which experienced periods of time in lay- up.  The Gimi was reactivated in September 2011 while the Hilli and the Gandria were reactivated in April 2012. Both the Hilli and the Golar Gandria are earmarked for conversion for the Company's FLNG vessel project and are currently in lay-up in anticipation of the commencement of their conversion.  The NR Satu was in lay-up during her long-term charter with BG Group in August 2009 until the end of 2010 prior to entry into the shipyard for its FSRU retrofitting in March 2011. During her time in lay-up, the BG Group paid a reduced hire rate to reflect the lower operating costs. While in lay-up we benefitted from lower vessel operating costs principally from reduced crew on board, minimal maintenance requirement and voyage costs.

•
We expect continued inflationary pressure on crew costs.  Due to the specialized nature of operating FSRUs and LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•
We may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. For descriptions of our current financing arrangements, please read "Item 5 - Liquidity and Capital Resources-Borrowing Activities."

•	Investment in projects. We are continuing to invest in and develop our various projects. The costs we have incurred historically may not be indicative of future costs.

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of some of our derivative instruments is included in our net income (loss) as some of our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  See Note 32 - "Financial Instruments" in the notes to our consolidated financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

•
Expansion of our fleet. As of April 26, 2013, we have newbuilding commitments for eleven LNG carriers and two FSRUs for a total contract cost of $2.7 billion with scheduled deliveries between 2013 through 2015.  In addition, in January 2012, we acquired the remaining 50% equity interest in our joint venture, Bluewater Gandria, which owns the vessel the Golar Gandria.

•
In 2010, we commenced a LNG trading business but ceased further activities during the third quarter of 2011, which negatively impacted our results for 2011. In May 2010, we established a new subsidiary, Golar Commodities to position us in the market for managing and trading LNG cargoes. Activities included structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading.  During the third quarter of 2011, we determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities had no trades during 2012.

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

•
our ability to execute strategic and mutually beneficial sales of our assets, similar to the sale of four of our vessels in exchange for cash of approximately $1.2 billion conducted with Golar Partners;

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

Impairment of Long-Term Assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.   As of December 31, 2012, we did not perform an impairment test of our vessels as no trigger events were identified.  In the event an impairment test is required, we follow a traditional present value approach, where a single set of future cash flows is estimated. If the carrying value of a vessel exceeds the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest.  We estimate those future cash flows based on the existing service potential of our vessels. Following expiration of our time charter contracts, our estimate of market charter rates assumes that we will be able to renew our time charter contracts at their existing or lower rates rather than at escalated rates, and that the costs of operating those vessels reflects our average operating costs experienced historically.

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swap, interest rate cash settlements, foreign currency swap and equity swap derivatives and foreign exchange gains/losses.  The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.  Historically, prior to the deconsolidation of Golar Partners, foreign exchange gains or losses arose primarily due to the retranslation of capital lease obligations and the cash deposits securing those obligations that were denominated in GBP.  Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements.  Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations or if the leases are terminated.

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

Results of Operations

Our results for the years ended December 31, 2012, 2011 and 2010 were affected by several key factors:

•	Pursuant to the deconsolidation of Golar Partners on December 13, 2012, we recognized a gain on loss of control of $854 million;

•
The reactivation of both the Hilli and the Golar Gandria in April 2012 and the Gimi in September 2011 following their time in lay-up.  We incurred mobilization costs of approximately $9.9 million in 2012 and $7.5 million in 2011;

•	Acquisition of the remaining 50% equity interest in Golar Gandria which resulted in a gain of $4.1 million net of acquisition-related costs of $0.2 million;

•
Commencement of our LNG trading business in 2010 through our subsidiary Golar Commodities which contributed to losses of $13.1 million and $12.7 million to our net income in 2011 and 2010, respectively;

•
Bank loan and other financing arrangements we entered into or terminated. This included the termination of certain lease financing arrangements in 2010, which resulted in the recognition of a $7.8 million loss on termination and a further write-off of $3.9 million of related deferred financing charges;

•	Interest costs of $12.1 million, $5.5 million and $0.5 million capitalized in 2012, 2011 and 2010, respectively in relation to the FSRU retrofitting of the NR Satu and newbuilds under construction;

•
An impairment charge of  $0.5 million, $0.5 million and $4.5 million in 2012, 2011 and 2010, respectively against our long term investments and assets represents a write down of our cost of investment in TORP Technology in addition to certain FSRU equipment originally acquired in 2007 and prior;

•	The disposal in a series of transactions of our interest in LNGL resulting in a gain of $4.2 million in 2010;

•
The periods of time two of our vessels (the NR Satu and the Golar Freeze) spent in shipyards undergoing retrofitting for FSRU service.  During the period of retrofitting, the vessels do not earn revenue;

•
Our vessels not on long-term charters are affected by commercial waiting time, including our vessels in lay-up.  During 2012, 2011 and 2010, we had four vessels; the Gimi (August 2010 - June 2011), Hilli (April 2008 - April 2012), the NR Satu (August 2009 - December 2010) and the Golar Gandria (January 2012 - April 2012) which experienced periods of time in lay-up;

•
The realized and unrealized gains on mark-to-market adjustment for our derivative instruments of $11 million, $25.3 million and $18.3 million in 2012, 2011 and 2010, respectively and the impact of hedge accounting for certain of our interest rate swap derivatives; and

•	Share options expense of $1.4 million, $2.0 million and $1.9 million in 2012, 2011 and 2010, respectively.

The impact of these factors is discussed in more detail below.

A. Operating Results

Year ended December 31, 2012, compared with the year ended December 31, 2011

As of December 31, 2012, we manage our business and analyze and report our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.  See  Note 7 – "Segmental Information" to our audited financial statements.

For the year ended December 31, 2012, except for the gain on loss of control, the impact of the deconsolidation of Golar Partners is not material to our operating results or individual line items as the deconsolidation date was effective only from December 13, 2012.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2012	2011	Change	Change
Total operating revenues	410,345	299,848	110,497	37%
Voyage expenses	(9,853)	(6,042)	(3,811)	63%

The increase in total operating revenues in 2012 compared to 2011 was primarily due to:

•
$37.6 million of additional revenue, representing approximately 8 months of revenues from the NR Satu following her successful conversion to an FSRU and the commencement of her 11-year charter with PTNR in May 2012. There were no corresponding revenues in 2011 as the NR Satu was principally undergoing its FSRU retrofitting.

•	Improved charter hire rates in 2012 compared to 2011 for our vessels, the Golar Viking, the Golar Maria and the Golar Arctic, which were trading on the spot market.

•
$22.3 million of additional revenues due to Gimi operating for the full year in 2012 compared to approximately only four months in 2011. During 2011, the Gimi was in lay-up until June 2011 when she entered the shipyard for her reactivation, which was completed in September 2011.

Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $3.8 million to $9.9 million in 2012 compared to $6.0 million in 2011 was primarily due to lower utilization of our spot vessels, the Hilli, the Golar Viking and the Golar Maria which resulted in 300 aggregate offhire days in 2012 compared to 91 in 2011 for these vessels. In addition, Golar Gandria, which was acquired in January 2012, has been offhire from April 2012 following its reactivation which further contributed to higher voyage expenses in 2012.

	2012	2011	Change	Change
Calendar days less scheduled off-hire days	4,245	3,352	893	27%

Average daily TCE (to the closest $100)	$94,400	$87,700	$6,700	8%

The increase of $6,700 in average daily time charter rates, or TCEs, for the year ended December 31, 2012 to $94,400 compared to $87,700 in 2011, is primarily due to the (i) commencement of the NR Satu's 11 year charter to PTNR; and (ii) improved charter-hire rates for the Golar Maria, the Golar Arctic and the Golar Viking.

For a reconciliation of TCE, please see Item 3, "Key Information - Selected Financial Data".

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2012	2011	Change	Change
Vessel operating expenses	86,672	62,872	23,800	38%

Average daily vessel operating costs	18,780	14,354	4,426	31%

Vessel operating expenses increased by $23.8 million to $86.7 million for the year ended December 31, 2012 compared to $62.9 million in 2011 primarily due to:

•
Re-activation of both the Hilli and the Golar Gandria in April 2012. We recognized $9.9 million in 2012 in respect of mobilization costs associated with the reactivation of both of these vessels, compared to $7.5 million in 2011 which related to the reactivation of the Gimi. In addition, we incurred operating costs from their reactivation date, whereas in 2011, there were no comparable costs as both vessels were in lay-up. We only commenced consolidation of the results of the Golar Gandria following her acquisition in January 2012;

•	Increased operating costs for the NR Satu following her successful FSRU retrofitting in April 2012 as compared to 2011 when she was primarily undergoing her FSRU retrofitting;

•	Higher operating costs in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds; and

•	Higher spares purchases during the maintenance window on the Golar Winter and the Golar Spirit in 2012.

Administrative Expenses

(in thousands of $)	2012	2011	Change	Change
Administrative expenses	23,973	26,988	(3,015)	(11)%

The decrease of $3 million in administrative expenses to $24.0 million in 2012 compared to $27.0 million in 2011 was mainly due to:

•	Decrease in salaries and benefits of $2.3 million which was mainly the result of lower social security contributions arising from the exercise of a lower volume of share options during 2012; and

•
Decrease in legal and other professional fees of $1.1 million principally as a result of higher fees incurred in 2011 in relation to (i) the termination of intragroup financing arrangements; and (ii) the delisting of Golar Energy from Oslo Axess.

This was partially offset by an increase in project costs of $0.5 million primarily as a result of our work in developing our FLNGV project.

Depreciation and Amortization

(in thousands of $)	2012	2011	Change	Change
Depreciation and amortization	85,187	69,814	15,373	22%

Depreciation and amortization expense increased by $15.4 million to $85.2 million in 2012 compared to $69.8 million in 2011 primarily due to (i) the commencement of depreciation for the FSRU retrofitting expenditures relating to the NR Satu following the completion of her retrofitting in April 2012; (ii) a full year's depreciation of reactivation costs capitalized in relation to the Gimi compared to approximately four months in 2011; (iii) depreciation of the Golar Gandria following her acquisition in January 2012; and (iv) commencement of depreciation of the incremental reactivation costs capitalized in respect of the Hilli and the Golar Gandria pursuant to their reactivation in April 2012.

Impairment of long-term assets

(in thousands of $)	2012	2011	Change	Change
Impairment of long-term assets	500	500	—	—%

The impairment charge of long-term assets of $0.5 million in both 2012 and 2011 refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specifications and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the NR Satu during 2011.  As of December 31, 2012, the total carrying value of the remaining equipment is $3 million.

Gain on loss of control

(in thousands of $)	2012	2011	Change	Change
Gain on loss of control	853,996	—	853,996	100%

The gain on loss of control of $854 million in 2012 was in connection with the deconsolidation of Golar Partners from December 13, 2012 as described earlier. Accordingly, as of this date, our investment in Golar Partners comprising of our interests in the common, subordinated and general partner units and IDRs were remeasured to fair value, which resulted in the recognition of a gain of $854 million being largely the difference between this and our share of the net assets of Golar Partners on such a date and the release of deferred tax benefits on intra-group transfers of long-term assets relating to the vessels, the Golar Freeze, the Golar Spirit and the NR Satu. Please see: Note 5 - "Deconsolidation of Golar Partners" to our consolidated financial statements.

Gain on business acquisition

(in thousands of $)	2012	2011	Change	Change
Gain on business acquisition	4,084	—	4,084	100%

The gain on business acquisition of $4.1 million in 2012 arose from the acquisition of the remaining 50% interest in Bluewater Gandria in January 2012, which owns and operates the Golar Gandria, which was formerly accounted for under the equity method.

Net Financial Expenses

(in thousands of $)	2012	2011	Change	Change
Interest income from capital lease restricted cash deposits	1,721	1,567	154	10%
Other interest income	1,098	190	908	478%
Interest Income	2,819	1,757	1,062	60%
Capital lease interest expense	(5,940)	(5,866)	(74)	1%
Other debt related interest expense	(25,984)	(19,419)	(6,565)	34%
Interest Expense	(31,924)	(25,285)	(6,639)	26%
Mark-to-market adjustment for interest rate swap derivatives	1,223	(10,057)	11,280	(112)%
Interest rate swap cash settlements	(12,258)	(14,201)	1,943	(14)%
Unrealized and realized losses on interest rate swaps	(11,035)	(24,258)	13,223	(55)%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter Lease related currency swap derivative	1,294	(766)	2,060	(269)%
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter Lease related currency swap derivative)	(454)	(470)	16	(3)%
Financing arrangement fees and other costs	(1,766)	(930)	(836)	90%
Other	(1,798)	(2,641)	843	(32)%
Other Financial Items, net	(13,759)	(29,065)	15,306	(53)%

Interest income increased by $1.1 million to $2.8 million in 2012 compared to $1.8 million in 2011 principally due to: (i) $0.7 million interest income due from Golar Partners earned from the deconsolidation date being the aggregate of income earned in relation to the NR Satu vendor financing loan facility and Golar's participation in the high yield bonds issued by Golar Partners in October 2012; and (ii) interest income of $0.3 million from our fixed deposits due to larger deposits held on short-term deposits.

Interest expense increased by $6.6 million to $31.9 million in 2012 compared to $25.3 million in 2011 primarily due to: (i) $11.4 million incurred from the Company's issuance of $250 million convertible bonds in March 2012; and (ii) $2.6 million interest costs from Golar Partner's high-yield bonds issued in October 2012. There were no comparable costs in 2011. This expense was partially offset by the effect of the capitalization of deemed interest costs, in respect of the Company's newbuilds and FSRU retrofittings, which increased to $12.1 million in 2012 from $5.5 million in 2011, thereby contributing to a reduction to interest expense by $6.6 million.

Net unrealized and realized (losses) gains on mark-to-market adjustments for interest rate swap derivatives decreased by $13.2 million to $11 million in December 31, 2012 compared to $24.3 million in 2011. The decrease in mark-to-market losses from our interest rate swap from a loss in 2011 of $10.1 million to a gain of $1.3 million in 2012, was largely due to a fairly stable long-term interest rate outlook during 2012. In contrast, the outlook during 2011 was that long-term interest rates were going to fall.

We hedge account for certain of our interest rate swaps. Accordingly, an additional $1.5 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2012.

Unrealized foreign exchange gains and losses in respect of leases of $1.3 million arose as a result of the retranslation of our capital lease obligations, the cash deposits securing those obligations and the movement in the fair value currency swap used to hedge the Golar Winter lease obligation. Of this $1.3 million unrealized foreign exchange gain in 2012, an unrealized gain of $7.2 million (2011: $0.9 million unrealized loss) arose in respect of the mark-to-market valuation of the Golar Winter currency swap representing the movement in the fair value. This swap hedges the currency risk arising from lease rentals due in respect of the Golar Winter GBP lease rental obligation, by translating GBP payments into U.S. Dollar payments at a fixed GBP/USD exchange rate (i.e. Golar receives GBP and pays U.S. Dollars). The unrealized loss on retranslation of the lease obligation in respect of the Golar Winter lease, which this swap hedges, was $5.7 million (2011: $0.2 million unrealized gain). The above capital lease obligations and related cash deposits are held by Golar Partners and its subsidiaries. Accordingly, the above refer only to the gains/losses recognized through to the deconsolidation date of December 13, 2012.

Financing arrangement fees increased by $0.8 million to $1.8 million in 2012 compared to $0.9 million in 2011.  This was due to higher commitment fees in respect of our revolving credit facility from a company related to our major shareholder, World Shipholding.

Other items represent, among other things, bank charges, the amortization of debt related expenses, foreign currency differences arising on retranslation of foreign currency and gains or losses on short term foreign currency forward contracts.

Income Taxes

(in thousands of $)	2012	2011	Change	Change
Income taxes	2,765	(1,705)	4,470	(262)%

Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our former Brazilian subsidiary established in connection with our Petrobras long-term charters and our former Indonesian subsidiary related to the ownership and management of the NR Satu with respect to its long-term charter with PTNR. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate.  The increase of $4.5 million in 2012 was primarily due to $6.8 million tax expense incurred by the Indonesian subsidiary. This was partially offset by a full year's amortization of the deferred tax gains arising on the intra-group transfers of long-term assets relating to five vessels. Following the deconsolidation of Golar Partners, the deferred tax gains on the intra-group transfers of long-term assets relating to the Golar Spirit, Golar Freeze and NR Satu were written off as part of the gain on loss of control hence the effect of the amortization of the above will decrease going forwards as this will only relate to two vessels.

Equity in Net Losses of Affiliates

(in thousands of $)	2012	2011	Change	Change
Equity in net losses of Affiliates	(609)	(1,900)	1,291	(68)%

The decrease in equity in net losses of affiliates by $1.3 million to $0.6 million in 2012 compared to $1.9 million losses in 2011 was primarily due to our share of net losses and earnings from Golar Wilhelmsen, Golar Partners and ECGS. From December 13, 2012, Golar Partners is considered to be an affiliate entity and not as a controlled subsidiary of the Company.

Net Income

As a result of the foregoing, we recognized net income of $1 billion in 2012, compared to $81.4 million in 2011.

Net income attributable to Non-controlling Interests

(in thousands of $)	2012	2011	Change	Change
Golar Mazo	(10,139)	(9,863)	(276)	3%
Golar Energy	—	5,105	(5,105)	(100)%
Golar Partners	(33,001)	(16,867)	(16,134)	96%
Total Net income attributable to Non-controlling interests	(43,140)	(21,625)	(21,515)	99%

Pursuant to Golar Partners' IPO in April 2011, our ownership in Golar Partners decreased to 65.4%, such that the public held a 34.6% non-controlling interest, excluding Chinese Petroleum Corporation's 40% ownership interest in the Golar Mazo. During 2012, Golar Partners' completed a further two follow-on public equity offerings, such that as of December 31, 2012 our ownership interest decreased to 54.1%. As discussed earlier, we have deconsolidated Golar Partners from December 13, 2012.

In mid-2011, in a series of share acquisitions, the Company re-acquired the remaining interest in Golar Energy as held by private investors, thus increasing our ownership to 100%. We delisted Golar Energy from the Oslo Axess in July 2011.

LNG Trading

(in thousands of $)	2012	2011	Change	Change
Administrative expenses	1,040	6,691	(5,651)	(84)%
Depreciation	337	472	(135)	(29)%
Other operating gains and losses	27	5,438	(5,411)	(100)%
Loss of disposal of fixed assets	151	—	151	100%
Net financial expenses	4	509	(505)	(99)%
Net loss	1,559	13,110	(11,551)	(88)%

The total loss for Golar Commodities for the year ended December 31, 2012 and 2011 amounted to $1.6 million and $13.1 million, respectively. Administrative expenses decreased by $5.7 million to $1.0 million for the year ended December 31, 2012 compared to the same period in 2011. This was primarily due to our decision in the third quarter of 2011 to reduce the trading activities of Golar Commodities in response to unfavorable market conditions and other cost efficiency measures implemented by the Company.

Other operating gains and losses represent realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into during the year. During 2012 we did not enter into any trades.

Year ended December 31, 2011, compared with the year ended December 31, 2010

As of December 31, 2011, we manage our business and analyze and report our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.  Please see:  Note 7 – "Segmental Information" to our consolidated financial statements.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2011	2010	Change	Change
Total operating revenues	299,848	244,045	55,803	23%
Voyage and charter-hire expenses	(6,042)	(32,311)	26,269	(81)%

The increase in total operating revenues in 2011 compared to 2010 was primarily due to:

•
$17.1 million of additional revenue as a result of a full year of operation of the Golar Freeze in 2011, as compared to approximately eight months in 2010.  The Golar Freeze was delivered under its 10 year time charter to DUSUP and was on-hire commencing on May 16, 2010 following its FSRU retrofitting;

•
Improved charter rates and utilization rates with an average of 94% in 2011 compared to utilization rates of 47% in 2010 for Golar Viking, Golar Grand, Golar Maria and Golar Arctic, which were trading in the spot market;

•
$3.0 million of additional revenue due to increased hire rates under the Petrobras charters (in accordance with the charterer's bi-annual review to reflect inflation increases) with respect to our FSRUs, the Golar Winter and the Golar Spirit, effective from April 2011.

Partially offset by a decrease in operating revenues arising from:

•
The NR Satu entered the shipyard in March 2011 to commence its FSRU retrofitting.  The retrofitting was completed in April 2012 and upon delivery to West Java commenced its long-term charter to PTNR in May 2012.

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

The decrease of $26.3 million to $6.0 million in 2011 compared to $32.3 million in 2010 was primarily due to (i) higher charter-hire expenses of $14.8 million incurred in 2010 in respect of the vessel, the Ebisu, which we chartered-in until September 2010; (ii) improved trading of our spot vessels the Golar Viking, the Golar Grand, the Golar Maria and the Golar Arctic which also improved our aggregate offhire days to 91 in 2011 compared to 767 in 2010 for these vessels; and (iii) the Golar Freeze incurred positioning costs from the shipyard to the delivery destination at our cost, following the completion of her FSRU retrofitting in May 2010.

	2011	2010	Change	Change
Calendar days less scheduled off-hire days	3,352	3,901	(549)	(14)%

Average daily TCE (to the closest $100)	$87,700	$57,200	$30,500	53%

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

For a reconciliation of TCE, please see Item 3, 2Key Information - Selected Financial Data".

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2011	2010	Change	Change
Vessel operating expenses	62,872	52,910	9,962	19%

Average daily vessel operating costs	14,354	12,080	2,274	19%

Vessel operating expenses increased by $10.0 million to $62.9 million for the year ended December 31, 2011 compared to $52.9 million in 2010 primarily due to:

•	The reactivation of the Gimi in June 2011 following her period of lay-up. We incurred one-off mobilization costs of approximately $7.5 million in 2011.

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

Depreciation and amortization expense have increased by $4.8 million to $69.8 million in 2011 compared to $65.0 million in 2010 mainly due to a full year's depreciation for the Golar Freeze FSRU retrofitting expenditure in 2011 compared to approximately eight months in 2010 following the completion of its retrofitting in May 2010. In addition from September 2011, we incurred depreciation on the reactivation costs capitalized in relation to the Gimi.

Impairment of long-term assets

(in thousands of $)	2011	2010	Change	Change
Impairment of long-term assets	500	1,500	(1,000)	(67)%
Impairment of unlisted investment	—	3,000	(3,000)	(100)%
Impairment of long-term assets	500	4,500	(4,000)	(89)%

The impairment charge of long-term assets of $0.5 million and $1.5 million for 2011 and 2010 respectively, refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the NR Satu during 2011.  As of December 31, 2011, the total carrying value of the remaining equipment is $3.5 million.

In 2010, we identified events or changes in circumstances that indicated the carrying value of our unlisted investment in TORP Technology was not recoverable and fully wrote off $3 million.

Net Financial Expenses

(in thousands of $)	2011	2010	Change	Change
Interest income from capital lease restricted cash deposits	1,567	4,135	(2,568)	(62)%
Other interest income	190	156	34	22%
Interest Income	1,757	4,291	(2,534)	(59)%
Capital lease interest expense	(5,866)	(9,705)	3,839	(40)%
Other debt related interest expense	(19,419)	(22,949)	3,530	(15)%
Interest Expense	(25,285)	(32,654)	7,369	(23)%
Mark-to-market adjustment for interest rate swap derivatives	(10,057)	(5,295)	(4,762)	90%
Interest rate swap cash settlements	(14,201)	(13,018)	(1,183)	9%
Unrealized and realized losses on interest rate swaps	(24,258)	(18,313)	(5,945)	32%
Loss on termination of lease financing arrangements	—	(7,777)	7,777	(100)%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter Lease related currency swap derivative	(766)	(2,989)	2,223	(74)%
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter Lease related currency swap derivative)	(470)	574	(1,044)	(182)%
Financing arrangement fees and other costs	(930)	(6,597)	5,667	(86)%
Other	(2,641)	(3,310)	669	(20)%
Other Financial Items, net	(29,065)	(38,412)	9,347	(24)%

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

Interest expense decreased by $7.4 million to $25.3 million in 2011 compared to $32.7 million in 2010 primarily due to the settlement of the lease obligations relating to five of our vessels at the end of 2010.  A portion of the decrease can also be attributed to the decline in interest rates and the capitalization of deemed interest costs of $5.5 million in 2011 compared to $0.5 million in 2010, in respect of the Company's newbuilds and retrofitting of FSRUs.

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

Loss on termination of lease financing arrangements of $7.7 million in 2010 relates to the settlement of the obligations in relation to five of our vessels in 2010.

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

Income Taxes

(in thousands of $)	2011	2010	Change	Change
Income taxes	(1,705)	1,427	(3,132)	(219)%

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

Equity in Net Losses of Affiliates

(in thousands of $)	2011	2010	Change	Change
Equity in net losses of affiliates	(1,900)	(1,435)	465	32%

The increase in equity in net losses of affiliates by $0.5 million to $1.9 million in 2011 compared to $1.4 million in 2010 was primarily due to our share of net losses and earnings from Bluewater Gandria, ECGS and Golar Wilhelmsen.  In January 2012, Bluewater Gandria became a wholly owned subsidiary of the Company pursuant to our acquisition of the remaining 50% equity interest for a purchase consideration of $19.5 million.

Gain on Sale of Available-for-sale Securities

(in thousands of $)	2011	2010	Change	Change
Equity in net (losses) earnings of investees	541	4,196	(3,655)	(87)%

The decline in gain on sale of available-for-sale securities relates to the disposal of our investment in LNGL, an Australian listed company.  During the period from November 2009 to 2010, in a series of transactions we sold off our interest in LNGL.  In 2010, we disposed of the balance of our shareholding realizing a net gain of $4.2 million.   In 2011, we disposed of our investment in BW Gas, which resulted in a gain of $0.5 million.

Net Income

As a result of the foregoing, we recognized net income of $81.4 million in 2011, compared to $7.3 million in 2010.

Net (income) loss attributable to Non-controlling Interests

(in thousands of $)	2011	2010	Change	Change
Golar Mazo	(9,863)	(9,250)	(613)	7%
Golar Energy	5,105	15,075	(9,970)	(66)%
Golar Partners	(16,867)	—	(16,867)	100%
Total Non-controlling interests	(21,625)	5,825	(27,450)	(471)%

In 2010, a 39% interest in Golar Energy was held by private investors until our acquisition of its non-controlling interests in June 2011 resulting in its delisting from the Oslo Axess in July 2011.

In April 2011, we completed an IPO of Golar Partners, our majority owned subsidiary.  As at December 31, 2011, private investors held a 35% non-controlling interest in Golar Partners, excluding Chinese Petroluem Corporation's 40% ownership interest in the Golar Mazo.

LNG Trading

(in thousands of $)	2011	2010	Change	Change
Administrative expenses	6,691	6,252	439	7%
Depreciation	472	38	434	1,142%
Other operating gains and losses	5,438	6,230	(792)	(13)%
Net financial expenses	509	186	323	174%
Net loss	13,110	12,706	404	3%

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

B.      Liquidity and Capital Resources

Liquidity and cash requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, FSRU conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with commercial banks, cash generated from operations and equity capital.  Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding future conversions, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital, payment of dividends and maintaining cash reserves to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements.  Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners and Euros.  We have not made use of derivative instruments other than for interest rate and currency risk management purposes.

Our short-term liquidity requirements are primarily for servicing our debt and working capital requirements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities, quarterly cash distributions from Golar Partners (refer to Item 7B. Related Party Transactions - Golar Partners - Quarterly Cash Distributions, for detail) and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition, we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs, being paid for by the charterer under time charters.

We may require additional working capital for our vessels operating in the spot market depending on their employment.  After the sale of the Golar Maria to Golar Partners in February 2013, we currently have three vessels currently trading on the spot market. The Hilli and the Golar Gandria are earmarked for conversion in respect of our FLNGV project and are currently in lay-up in anticipation of the commencement of their conversion.

As of December 31, 2012 and 2011, we had cash and cash equivalents including restricted cash of $426.3 million and $280.2 million, respectively.  Since December 31, 2012, significant transactions impacting our cash flows include:

Receipts:

•
In February 2013, we sold our equity interests in the company that owns and operates the LNG carrier, Golar Maria, to Golar Partners for the purchase price of $215 million. As consideration, Golar Partners assumed $89.5 million of bank debt in respect of the Golar Maria and paid us the balance of $125.5 million in cash using the proceeds of its equity offering in February 2013; and

•
In February 2013, Golar Partners made a final cash distribution of $0.50 per unit in February 2013 in respect of the quarter ended December 31, 2012, of which we received $14.4 million in relation to our interests in the common units, subordinated units, 2% general partner interest and IDRs held at the record date.

Payments:

•
On February 5, 2013, Golar Partners closed its third post IPO public offering for 3.9 million common units at a price of $29.74 per common unit. In addition, we contributed $2.6 million to maintain our 2% general partner interest and in a concurrent private placement subscribed to a further 416,947 common units, also at a price of $29.74 per unit for a total amount of $15 million. Following the closing, our ownership interest in Golar Partners is 50.9% (including our 2% general partner interest).

•
Payments for our newbuildings are made in installments in accordance with our contracts with the shipyards. For our 13 newbuildings, $1.1 billion of newbuild installments are due within the year ended December 31, 2013. Of this amount, $223.4 million has been paid as of April 26, 2013 and consequently $0.9 billion falls due in the remainder of 2013 of which $205 million relates to pre-delivery financing; and

•	We made $3.6 million of scheduled debt repayments.

We are having continued discussions with banks to secure funding commitments primarily for the purposes of meeting our newbuilding commitments that mature within the next twelve months. At the moment, our discussions with the banks are fairly advanced and therefore we have no reason to believe that we will not be able to obtain the necessary financing. This expected financing along with the existing financial resources that are currently available to us, including our undrawn World Shipholding revolving credit facility of $120 million, together with the cash generated from the operations and the quarterly cash distributions made by Golar Partners to us should provide sufficient liquidity, for at least the next 12 months.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long term liquidity requirements include funding the investments for our newbuilds and repayment of long-term debt balances.  As of April 26, 2013, $2 billion of our newbuilding contractual commitments are outstanding. Of these commitments of $0.9 billion falls due in the remainder of 2013. $1.0 billion is committed for 2014 and is broadly spread across 2014.

Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt offerings in Golar LNG Limited, and possible sales of our interests in vessel owning subsidiaries with long-term charters to Golar Partners.  We may enter into financing arrangements with our related parties, such as World Shipholding (including its related companies) to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to repay outstanding amounts due under these arrangements.

As of April 26, 2013, we believe we will need additional credit facilities of approximately $2 billion to meet our newbuilding capital commitments.  As is standard in the LNG shipping industry we expect to finance between 50 to 70%, and potentially more, of the construction cost of the newbuilds through traditional bank financing.  In the case of vessels for which we are able to obtain term charter coverage, the debt finance percentage may increase significantly.  Alternatively, if market and economic conditions favor equity financing we may raise additional equity. To the extent that we are able to secure long-term charters for any of our vessels and newbuilds, we may sell those vessels to Golar Partners.

Since ordering our newbuilds back in 2011 and early 2012, and as of April 26, 2013 we have secured a long-term charter for one vessel and are in the final stages of reaching an agreement for a second vessel. We believe we will be able to secure time charter commitments for the rest of our newbuilds making our assets more attractive to finance. The main reason for this is the lack of newbuilding orders during the years 2007 through to 2010 as a result of the economic downturn. An increase in liquefaction capacity and demand for LNG has therefore not been met by new shipping tonnage and this has led to an increased demand for LNG ships which have resulted in higher than average charter rates. We are progressing discussions with banks with whom we have close relationships to secure funding commitments primarily for the purposes of meeting our newbuilding commitments that mature within the next twelve months. As these discussions continue to be positive, we have no reason to believe that we will not be able to obtain such funding and meet our construction commitments in full as they become due.

 Cash flows

The following table summarizes our cash flows from operating, investing and financing activities.

	Year Ended December 31,
	2012	2011	2010
(in millions of )
Net cash provided by operating activities	233.8	116.6	51.7
Net cash (used in) provided by investing activities	(290.7)	(298.6)	364.7
Net cash provided by (used in) financing activities	414.7	84.2	(374.0)
Net (decrease) increase in cash and cash equivalents	357.8	(97.8)	42.5
Cash and cash equivalents at beginning of year	66.9	164.7	122.2
Cash and cash equivalents at end of year	424.7	66.9	164.7

The increase in cash and cash equivalents in 2012 was principally due to the net proceeds received from Golar Partner's public equity offerings during the year.

In addition to our cash and cash equivalents noted above, as of December 31, 2012 we had restricted cash of $1.6 million which related to project bid bond requirements. For the prior years ended December 31, 2011 and 2010, we had restricted cash and short-term investments of $213.3 million and $207.9 million, respectively, that represented balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances acted as security and over time were used to repay the lease or loan obligations. The decrease in the restricted cash balances from 2011 compared to 2012 is due to the deconsolidation of Golar Partners from December 13, 2012.

Net cash provided by operating activities

Cash generated from operations increased by $117.2 million to $233.8 million in 2012 compared to $116.6 million in 2011, primarily due to an overall improvement in the charter hire rates of our vessels trading on the spot market. In addition, following NR Satu's FSRU retrofit in April 2012 and the Gimi's reactivation in September 2011, both vessels were on hire from May 2012 and September 2011, respectively, which further contributed to the net cash generated from operating activities. This was partially offset by the mobilization costs incurred in relation to the reactivation of the Hilli and the Golar Gandria in 2012 and the Gimi in 2011.

Cash generated from operations increased by $64.9 million to $116.6 million in 2011 compared to $51.7 million in 2010, primarily as a result of a full year's contribution from the Golar Freeze and improved earnings of our vessels trading in the spot market. The Golar Freeze operated under its new charter with DUSUP for the full year in 2011 compared to approximately eight months in 2010 following its FSRU retrofitting.  In addition, there were also improved charter and utilization rates for our vessels which were trading in the spot market.

Net cash provided by investing activities

Net cash used in investing activities of $290.7 million increased considerably in 2012 primarily due to installment payments made in respect of newbuilds and additions to vessels and equipment relating to the FSRU retrofitting of the NR Satu and reactivation of both the Hilli and the Golar Gandria. In addition, we acquired the remaining 50% equity interest in the Bluewater Gandria and removed the cash balances held by Golar Partners as of the deconsolidation date of December 13, 2012. These were partially offset by the repayment of the vendor financing loan of $155 million in respect of the NR Satu by Golar Partners at the end of December 2012.

Net cash used in investing activities of $298.6 million increased considerably in 2011 compared to 2010 primarily due to installment payments made in respect of newbuilds and additions to vessels and equipment relating to the FSRU retrofitting of the NR Satu.

Net cash provided by investing activities of $364.7 million in 2010 was mainly due to the release of the restricted cash deposits that were security for the Five Ships Lease obligations which were settled in 2010.  This was partially offset by additions to vessels and equipment of $33.9 million in relation to the Golar Freeze FSRU retrofitting.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and new equity issuance offset by lease finance debt repayments.

Net cash provided by financing activities in 2012 was $414.7 million and was primarily a result of the following:

•	Net proceeds of $317.1 million in respect of the follow-on equity public offerings of Golar Partners in 2012;

•	Proceeds of $442.2 million from the convertible bonds issued by the Company in March 2012 and issuance of Golar Partner's high-yield bonds issued by Golar Partners in October 2012;

•	Further drawdown of $200 million on the World Shipholding revolving credit facility;

Partially offset by:

•	Repayment of $280 million on our World Shipholding revolving credit facility;

•	Scheduled repayments of $45.2 million on our long-term debt; and

•	The payment of dividends during the year of $175.9 million. In addition to the payment of $32.1 million of dividends to non-controlling interests.

Net cash provided by financing activities in 2011 was $84.2 million and was primarily a result of the following:

•	Net proceeds of $287.8 million arising in respect of the IPO of Golar Partners;

•	Drawdown of $80 million on the World Shipholding facility;

•	Proceeds of $13.8 million from the exercise of share options;

Partially offset by:

•	Payments of $108.1 million to increase our ownership of Golar Energy to 100%;

•	Scheduled repayments of $105.8 million on our long-term debt; and

•
The payment of dividends during the year of $65 million.  In addition the payment of $12.5 million of dividends to non-controlling interests.  The increase in 2011 is due to cash distributions made in respect of Golar Partners subsequent to its IPO in April 2011.

Net cash used in financing activities in 2010 was $374.0 million and was primarily a result of repayments of $110 million on our long term debt. In December 2010 we also made a repayment of our lease obligations in respect of our five vessels of $354.9 million which was funded by restricted cash deposits held to secure the lease obligations and payment of dividends during the year of $45.8 million.  This is partially offset by the drawdown on the Golar Freeze facility of $125 million in 2010, in addition to the receipt of $18.7 million of proceeds arising from the exercise of warrants in Golar Energy.

Borrowing activities

Long-Term Debt

As of December 31, 2012 and 2011, we had total long-term debt outstanding of $504.9 million and $771.5 million, respectively. As of December 31, 2012, our long-term debt consisted of the following:

(in millions of $)	2012	Maturity date
World Shipholding revolving credit facility (a related party)	—	2013
Golar Maria facility	89.5	2014
Golar Arctic facility	96.3	2015
Golar Viking facility	90.8	2017
Convertible bonds	228.3	2017
	504.9

Our outstanding debt of $504.9 million as of December 31, 2012, is repayable as follows:

Year ending December 31,
(in millions of $)
2013	14.4
2014	92.7
2015	91.9
2016	4.4
2017	301.5
Total	504.9

The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.70% to 0.95%.

The following is a summary of our credit facilities.  See Note 27 to our consolidated financial statements included herein for additional information relating to our credit facilities.

World Shipholding revolving credit facility (a related party)

In April 2011, the Company entered into a new $80 million revolving credit facility with another company related to World Shipholding. The Company drew down the $80 million as of December 2011. In January 2012, February 2012 and May 2012, the revolving credit facility was amended to $145 million, $250 million and $120 million, respectively, without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. As of December 31, 2012 the facility was undrawn. The facility is unsecured and bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. Currently, the Company may draw down up to $120 million under the facility and the facility is available until September 2013, when all amounts must be repaid.

Golar Maria facility

In April 2006 the Company entered into a $120 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin and is repayable in quarterly installments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014. In February 2013, we disposed of our vessel interests in the Golar Maria to Golar Partners, which also included the assumption of the Golar Maria debt facility by the Partnership.

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

Golar Viking

In January 2005, we entered into a $120 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that investor bank is required to pay fixed interest to Golar.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group.  Accordingly, as at December 31, 2012, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Convertible Bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250 million. Accordingly, on inception we recognized a liability of $221.9 million and an equity portion of $25 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55. We declared dividends of $1.60 during the year. The conversion price was adjusted from $55 to $52.29 effective on December 5, 2012.

We have the a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 4,780,901 shares would be issued at the conversion price of $52.29 as at December 31, 2012.

The bonds may be converted into common shares of Golar by the holders at any time starting on the forty first business day of the issuance until the tenth business day prior to March 7, 2017.

Debt restrictions

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

In April 2013, Golar Partners received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of  common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders . Absent these waivers, Golar Partners would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of the Partnership's board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended.

In March 2012, Golar Partners, received a waiver relating to its requirement to comply with its consolidated net worth covenants as of December 31, 2011. Absent this waiver, Golar Partners, would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of Golar Partner's acquisition of the entities that own and operate the Golar Freeze from Golar that required accounting as a reorganization of entities under common control. In connection with the grant of such waiver, the credit facility was amended to permit, in connection with up to two such additional acquisitions, the addition to Golar Partner's consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

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

As of December 31, 2012, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $340.1 million of floating rate debt, leaving $164.8 million exposed to a floating rate of interest.  Our swap agreements have expiration dates between 2014 and 2015 and have fixed rates of between 3.57% and 4.52%.

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through our FSRU and FLNGV projects, expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our U.K. office.  The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars and, to a lesser extent, Sterling.

In October 2012, Golar Partners issued NOK 1,300 million senior unsecured bonds of which NOK 200 million was purchased by Golar. In order to hedge our exposure, we entered into a currency swap that converts our NOK bonds to USD at a fixed rate. The swap hedges the full amount of the NOK bonds.

Capital Commitments

Newbuilding contracts

As of April 26, 2013, we have newbuilding commitments for the construction of eleven LNG carriers and two FSRUs for a total cost of $2.7 billion with expected deliveries between 2013 and 2015.  The following table sets out as at December 31, 2012 and April 26, 2013, the estimated timing of the remaining commitments under our present newbuilding contracts.  Actual dates for the payment of installments may vary due to progress of the construction.

(in millions of $)	April 26, 2013	December 31, 2012
2013	883.8	1,107.1
2014	1,038.7	1,038.7
2015	121.0	121.0
	2,043.5	2,266.8

 Critical Accounting Estimates

The preparation of our Company's financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See Note 2 "Summary of Significant Accounting Policies" to our consolidated financial statements.

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

In the event of an impairment trigger, we follow a traditional present value approach, whereby a single set of future cash flows is estimated. If the carrying value of a vessel were to exceed the undiscounted future cash flows, we would write the vessel down to its fair value, which is calculated by using a risk-adjusted rate of interest. No vessel impairment test was undertaken by us in 2012 since no triggers were identified.

In 2012, 2011 and 2010 impairment charges of $0.5 million, $0.5 million and $1.5 million, respectively, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the retrofitting of the Golar Spirit.  As of December 31, 2012, the carrying value of these was $3.0 million.

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

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier and FSRU markets are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from preexisting contracts with counterparties from our vessels on long term charters. The principal assumptions we have used in this regard are:

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

•	We have used a discount rate applied to future cash flows equivalent to our estimated incremental borrowing rate, assuming 10 year interest rate swap rates plus a market risk premium;

•	We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives; and

•
We have applied the same assumption and methodology for our vessels which are in lay-up or in the short term spot market. For our first generation LNG vessels, on October 31 2012, Golar entered into an agreement with Keppel Shipyard to develop the company's first floating liquified natural gas vessel. The agreement is based on the conversion of one of the exisiting Moss type of vessels and includes options for two further vessel conversions.

The first unit which will be developed through stages according to customer requirements will have a capacity of up to two million tonnes per annum. Golar will be able to convert one of the first three generation ships into a FLNGV in approximately 24 months. The Company is currently in discussions with an array of producers, end users, traders and project developers to secure employment.

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2012.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

Depreciation and Amortization

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The economic life of LNG carriers worldwide has generally been estimated to be 40 years, which is consistent with the estimated economic useful life of our vessels of 40 years. The estimated life of our vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet's historical performance.  We amortize our deferred drydocking costs over two to five years on a straight-line basis based on each vessel's next anticipated drydocking.

If the estimated economic life or estimated residual value of a particular vessel is incorrect, or circumstances change and the estimated economic life or/ residual value have to be revised, an impairment loss could result in future periods. We monitor the carrying values of our vessels and revise the estimated useful lives and residual values of any vessels where appropriate.

Reactivation costs

Vessel reactivation costs incurred on vessels leaving lay-up include both costs of a capital and expense nature.  The capital costs include the addition of new equipment or modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel.  These expenditures are capitalized and depreciated over the remaining useful life of the vessel.  Expenditures of a routine repairs and maintenance nature, that do not improve the operating efficiency or extend the useful lives of the vessels  are expensed as incurred as mobilization costs.

Investment in Golar Partners and gain on loss of control

Pursuant to the deconsolidation of Golar Partners from December 13, 2012, we recognized a gain on loss of control of $854 million in our statement of operations and recorded $900.9 million as the aggregate of the fair value of our investments in Golar Partners as of this date, which represented our general partner interest including the IDRs ($191.2 million), our interests in the common units ($347.0 million) and subordinated units ($362.8 million). See Note 5 to our consolidated financial statements for further detail. The fair value of our equity interests held in Golar Partners, were determined as follows:

•	The common units were determined by reference to the quoted market price;

•
The subordinated units were based on the quoted market price of the listed common units but discounted principally for their non-tradability and reflect the subordinated dividend and liquidation rights during the subordination period;

•	The general partner units were based on the quoted market price of the listed common units but discounted for the non-tradability through to March 2021; and

•
The fair value of the IDRs was determined using a Monte Carlo simulation method. This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the IDRs, such that the price of a unit output by the Monte Carlo simulation equalled the price observed by the market. The method took into the account the historical volatility, share price of the common units as well as the dividend yield as at the deconsolidation date.

In connection with the deconsolidation of Golar Partners we allocated the excess between the fair value and the underlying book value of Golar Partner's net assets ("basis difference") across the Partnership's identifiable tangible and intangible assets and liabilities, with the residual assigned to goodwill. It was identified that the basis difference related primarily to the vessel, the charters and goodwill. The share of the basis difference relating to those units which are accounted for under the equity method (the subordinated units in the subordination period) is required to be amortized through the statement of operations as part of the equity accounting. This portion of the basis difference as it relates to each of Golar Partner's vessels and charters is amortized on a straight-line basis over the remaining useful economic life of the related vessel or the term of the charter, respectively, and recorded as an expense within the line "Equity in net earnings of affiliates". The allocation of the basis difference requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated from Golar Partner's vessels and charters.
Accordingly, if our estimates of the fair value of our investments held in Golar Partners as of the deconsolidation date are incorrect, this could result in a material adjustment to the amount of the gain on loss of control recognized as of the deconsolidation date. Furthermore, this could also have a material impact on our share of the basis difference and thus the amortization expense to be applied against “equity in net earnings of affiliates” in our share of earnings with respect to Golar Partners on a prospective basis.
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

Pension Benefits

The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in Note 22 to our consolidated financial statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense.

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

If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of the derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.

Recently Issued Accounting Standards

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Company’s interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company is currently considering the impact of this guidance in the financial statements of the Company.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently considering the impact of this guidance in the financial statements of the Company.

In October 2012, the FASB amended several disclosure requirements of the Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. The Company is currently considering the impact of this guidance in the financial statements of the Company.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment will result in additional disclosures in the Company’s consolidated financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

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

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2012:

(in millions of $)	Total Obligation	Due in 2013	Due in 2014 – 2015	Due in 2016 – 2017	Due Thereafter
Long-Term Debt (1)	504.9	14.4	184.6	305.9	—
Interest Commitments on Long-Term Debt (2)	81.9	21.5	38.4	22.0	—
Operating Lease Obligations	3.1	0.7	1.1	1.1	0.2
Golar Grand Option (3)	—	—	—	—	—
Purchase Obligations:
Newbuildings (4)	2,266.8	1,107.1	1,159.7	—	—
Egyptian Venture (5)	—	—	—	—	—
Other Long-Term Liabilities (6)	—	—	—	—	—
Total	2,856.7	1,143.7	1,383.8	329.0	0.2

(1)	As of December 31, 2012, taking into account the hedging effect of our interest rate swaps, $164.8 million of our long-term debt, was floating rate debt, which accrued interest based on USD LIBOR.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1% and taking into account our various margin rates and interest rate swaps associated with each debt.

(3)
As of December 31, 2012, included within our "Other long-term liabilities" was a guarantee issued to Golar Partners in connection with the disposal of the Golar Grand to Golar Partners in November 2012. Please see: Note 29 to our consolidated financial statements for additional information.

(4)	The construction of eleven LNG carriers and two FSRUs. The total contract cost is approximately $2.7 billion of which $1.1 billion is due in 2013.

(5)
As at December 31, 2012, we had a commitment to pay $1 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(6)
Our Consolidated Balance Sheet as of December 31, 2012, includes $72.5 million classified as "Other long-term liabilities" of which $40.1 million represents liabilities under our pension plans and $18.7 million represents other guarantees provided to Golar Partners.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 29 to our consolidated financial statements for additional information regarding our other long term liabilities.

For details of the Company's outstanding legal proceedings and claims, please see:  Note 35 – "Other Commitments and Contingencies" to our consolidated financial statements.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors and secretary as of April 26, 2013.

Name	Age	Position
John Fredriksen	68	Chairman of our board of directors, President and Director
Kate Blankenship	48	Director and Audit Committee member
Tor Olav Trøim	50	Director
Hans Petter Aas	67	Director and Audit Committee member
Georgina Sousa	63	Director and Company Secretary

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

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005.  She served as our Chief Accounting Officer from May 2001 until May 31, 2003.  Ms. Blankenship has also been a director of Frontline Limited (or Frontline) since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill Limited since May 2005, Golden Ocean Group Limited since November 2004, Archer Limited since August 2007, Golar LNG Partners LP since April 2011 and Seadrill Partners LLC since June 2012.  She is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Trøim has served as a director of the Company since September, 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.  He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995).  Since 1995 Mr. Troim has been a director of Seatankers Management in Cyprus.  Mr. Troim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited, Golar LNG Partners LP, Seadrill Partners LLC and as an alternate director of Frontline Ltd.

Hans Petter Aas has served as a director since September 2008.  Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008.  He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.  Mr. Aas is also a director and Chairman of Ship Finance and Knutsen Offshore Tanker Co ASA and has recently become a director of the Norwegian Export Credit Guarantee Institute.

Georgina E. Sousa has recently been appointed as director of the Company in April 2013 and has served as Secretary of the company and its subsidiaries since November 30, 2005.  She is also Head of Corporate Administration for Frontline.  Up until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company having joined the firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Executive Officers

The following provides information about each of our executive officers as of April 26, 2013.

Name	Age	Position
Doug Arnell	47	Chief Executive Officer – Golar Management
Oistein Dahl	52	Chief Operating Officer and Managing Director of Golar Wilhelmsen Management (GWM)
Brian Tienzo	39	Chief Financial Officer – Golar Management
Hugo Skar	45	Chief Technical Officer - Golar Management

Doug Arnell joined Golar Management as Chief Commercial Officer & Deputy Chief Executive Officer in September 2010 and became Chief Executive Officer of Golar Management in February 2011. He previously worked for BG Group since 2003 in leadership roles in the areas of LNG, downstream natural gas marketing and upstream exploration and development. Prior to that, he held positions of Managing Director for El Paso's European natural gas division and Senior Business Development Director for Enron International's LNG business. In total, Doug has worked in the global natural gas industry for over 21 years.

Oistein Dahl is our Chief Operating Officer and Managing Director of Golar Wilhelmsen Management (GWM). GWM is Golar's own technical management company and is a joint venture (owned 60% by Golar) with Wilhelmsen Ship Management. Mr. Dahl started in Golar in September 2011. He previously worked for Höegh Fleet, where he was President for four years. He has served in Höegh for several years and has had several positions within vessel management, newbuilding and projects, as well as business development. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society DNV. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

Brian Tienzo has served as the Chief Financial Officer of Golar Management since June 2011. He previously served as the Group Financial Controller of Golar Management since 2008 having joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Certified Chartered Accountants. Mr. Tienzo also serves as the Principal Accounting Officer for Golar LNG Partners LP since April 2011.

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

B.      Compensation

For the year ended December 31, 2012, we paid to our directors and executive officers aggregate cash compensation of $1.7 million and an aggregate amount of $0.1 million for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "Option Plan" below.

In addition to cash compensation, during 2012 we also recognized an expense of $1.4 million relating to stock options issued to certain of our directors and employees.

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

D.      Employees

As of December 31, 2012, we employed approximately 31 people in our offices in London, Oslo and Singapore.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 620 seagoing employees, of which approximately 19 are employed directly by us and 601 are employed through our independent ship managers.

E.      Share ownership

The table below shows the number of common shares beneficially owned and the percentage owned of our outstanding common shares for our directors and officers as of April 26, 2013, and the percentage held of the total common shares in issue. Also shown are their interests in share options awarded to them under the Company's various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Interest in Common Shares of $1.00 each		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
John Fredriksen (2)	(2)	(2)	8,251	$10.58	2014
			2,750	$6.58	2015
Kate Blankenship	(1)	(1)	37,500	$7.32	2013
			8,251	$10.58	2014
			2,750	$6.58	2015
Tor Olav Trøim (3)	(1)	(1)	8,251	$10.58	2014
			2,750	$6.58	2015
Hans Petter Aas	(1)	(1)	25,000	$7.57	2014
Doug Arnell	—	—	123,762	$6.58	2015
Brian Tienzo	—	—	20,297	$10.58	2014
	—	—	6,766	$6.58	2015
Oistein Dahl	—	—	25,000	$29.55	2016
Hugo Skar	—	—	10,916	$6.58	2015

(1) Less than 1%

(2)  World Shipholding Ltd., a Liberian holding company, and other related companies which are collectively referred to herein as World Shipholding, the shares of which are held in trusts established by Mr. John Fredriksen for the benefit of certain members of his family. Mr. Fredriksen disclaims beneficial ownership of the 36,755,080 shares of our common stock held by World Shipholding, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by World Shipholding. In addition to the holding of shares and options contained in the table above, as of April 26, 2013, World Shipholding is party to separate Total Return Swaps ("TRS") agreements relating to 500,000 of our common shares.

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

As of December 31, 2012, 7.1 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.  For further detail on share options please see : Note 31 – "Share Capital and Share Options" to our consolidated financial statements.

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of April 26, 2013.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of March 31, 2013 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares.

	Common Shares
Owner	Number	Percent
World Shipholding (1)	36,755,080	45.7%
Steinberg Asset Management, LLC (2)	4,228,540	5.25%

(1) As discussed above, the shares of World Shipholding are held in trusts established by Mr. John Fredriksen for the benefit of certain members of his family. In addition, World Shipholding has TRS agreements with underlying exposure to 0.5 million shares in the Company.

(2) Information derived from the Schedule 13G/A of Steinberg Asset Management, LLC filed with the Commission on February 14, 2013.

Our major shareholders have the same voting rights as all of our other common shareholders. No corporation or foreign government owns more than 50% of issued and outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the Directors of its interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2012 are discussed below.

Transactions with Golar Partners and subsidiaries:

Net revenues/expenses: The following revenues and expenses presented below have largely been eliminated upon consolidation of Golar Partners through to December 13, 2012:

(in thousands of $)	2012
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees* (i)	2,876
Ship management fees* (ii)	4,222
Interest income on vendor financing loan - Golar Freeze (iii)	11,921
Interest income on vendor financing loan - NR Satu* (iv)	4,737
Interest income on high-yield bonds* (v)	575
Interest income on Golar Energy loan (vi)	829
Total	25,160

* The net effect to the Company's consolidated statement of operations for the year ended December 31, 2012 from the deconsolidation date, December 13, 2012, was an aggregate income of $1.5 million.

Receivables (payables):

(in thousands of $)	2012
Trading balances due from Golar Partners and affiliates (vii)	2,031
Golar LNG vendor financing loan (iii)	—
High-yield bonds (v)	34,953
36,984

(i) Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

(ii) Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(iii) Vendor financing loan - Golar Freeze - In October 2011, in connection with the disposal of the Golar Freeze, we entered into a financing loan agreement with Golar Partners for an amount of $222.3 million. The facility was unsecured and bore interest at a fixed rate of 6.75% per annum payable quarterly. The loan was non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012.

(iv) Vendor financing loan - NR Satu - In July 2012, in connection with the disposal of the NR Satu, we entered into a financing loan agreement with Golar Partners for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million was available for drawdown until July 2015. The facility was unsecured and bore interest at a fixed rate of 6.75% per annum payable quarterly. The loan was non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012.

(v) High-yield bonds - In October 2012, Golar Partners completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. Of this amount, NOK 200 million, approximately $35 million was issued to Golar.

(vi) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar Energy. The loan was unsecured, repayable on demand and bears interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by Golar Partners, including Golar Singapore, were extinguished.

(vii) Trading balances -Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners including ship management and administrative service fees due to Golar.

Other transactions:

a) $20 million revolving credit facility: On April 13, 2011, Golar Partners entered into a $20 million revolving credit facility with us. The facility matures in December 2014 and is unsecured and interest-free. As of December 31, 2012, Golar Partners had not borrowed under the facility.

b) Quarterly Cash Distributions

We are entitled to distributions on our general and limited partner interests comprising of common and subordinated interests in Golar Partners.  Under the Partnership Agreement, during the subordination period, the holders of the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

In addition, we currently hold all of the incentive distribution rights, or IDRs in Golar Partners.  IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. In general, Golar Partners will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partner in the following manner:

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

We received total distributions from Golar Partners of $47.3 million for the year ended December 31, 2012.

c) Dividends to non-controlling interests:

(in thousands of $)	2012
Faraway Maritime Shipping Company	1,800
Golar Partners	30,282
32,082

Faraway Maritime Shipping Company owns the vessel, the Golar Mazo.  Golar Partners holds a 60% interest in the company with the remaining 40% interest held by Chinese Petroleum Corporation, Taiwan.

d) Disposals to Golar Partners: During 2012 we disposed of our interests in certain subsidiaries which own/lease and operate the NR Satu and the Golar Grand to Golar Partners. These transactions were deemed to be concluded between entities under common control and, thus the gain on disposal was recorded as an equity transaction. Pursuant to the deconsolidation of Golar Partners from December 13, 2012, commencing with the disposal of interests in our subsidiary which owns the Golar Maria in February 2013, we will recognize a gain on disposal in our consolidated statement of operations. The following table summarizes our disposal transactions in 2012:

	2012
(in millions of $)	Golar Grand	NR Satu
Sales price	176.8	388.0
Less: Net assets transferred	(43.1)	(255.7)
Excess of sales price over net assets transferred	133.7	132.3
Additions to Golar's stockholders' equity and noncontrolling interest	88.3	85.8

NR Satu

On July 19, 2012, the Company sold its equity interests in certain subsidiaries which own and operate the NR Satu to Golar Partners. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million vendor financing from Golar.

Golar Grand

On November 8, 2012, the Company sold its equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

e) Golar Grand option: In connection with the disposal of the Golar Grand in November 2012, we entered into an Option Agreement with Golar Partners. Under the Option Agreement, in the event the charterer does not renew the charter beyond the initial term, Golar Partners has an option to require us to charter-in the Golar Grand from the Partnership under a time charter expiring in October 2017. The hire rate that would be payable by us would be 75% of the hire rate payable by the charterer.

Indemnifications and guarantees:

f) Tax lease indemnifications: Under the Omnibus Agreement, Golar has agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof. In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the UK tax leases or in relation to the lease restructuring terminations in 2010, the Company has agreed to indemnify Golar Partners.

g) Environmental and other indemnifications: Under the Omnibus Agreement, Golar has agreed to indemnify Golar Partners until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to Golar Partners to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify Golar Partners for any defects in title to the assets contributed or sold to Golar Partners and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct Golar Partner's business, which liabilities arise within three years after the closing of its IPO on April 13, 2011.

h) Performance guarantees: The Company issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo.

i) Debt guarantee: The debt guarantees were issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Partners and its subsidiaries.

j) Legal claim: In connection with the disposal of the NR Satu in July 2012, we agreed to indemnify Golar Partners against any losses that it may incur in relation to a possible claim of damage to the pipeline allegedly caused by Golar and its subcontractor in connection with the FSRU conversion of the NR Satu. Please read "Item 8. Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings and Claims - NR Satu related claim" for further detail.

Omnibus Agreement

In connection with the IPO of Golar Partners, the Company entered into an Omnibus Agreement with Golar Partners governing, among other things, when the Company and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, the Company agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years, that it may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, as described further, the Omnibus agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from the Company.

Net (expenses) income (due to) from other related parties (excluding Golar Partners):

(in thousands of $)	2012
Frontline Ltd. and subsidiaries ("Frontline") (i)	(325)
Seatankers Management Company Limited ("Seatankers") (i)	31
Ship Finance AS ("Ship Finance") (i)	4
World Shipholding (ii)	(2,961)

Receivables (payables) from related parties (excluding Golar Partners):

(in thousands of $)	2012
Frontline	(143)
Seatankers	(12)
Ship Finance	2
Bluewater Gandria	—
(153)

i. Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.   Frontline, Seatankers and Ship Finance and World Shipholding are each subject to significant influence or the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of certain members of his family.

ii. World Shipholding revolving credit facility - Following the termination of the Company's $80 million credit facility with the Company's major shareholder, World Shipholding in March 2011, the Company entered into a new $80 million revolving credit facility with a company related to World Shipholding. The Company drew down a total amount of $80 million in the period to December 2011. In January 2012, February 2012 and May 2012, the revolving credit facility was extended to $145 million, $250 million and $120 million, respectively, without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from Golar Partners from the sale of the companies that own and operate the NR Satu. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013.

For the year ended December 31, 2012, included within net expenses due to World Shipholding, include loan interest and commitment fees of $0.8 million, .

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

See Item 18.

Legal proceedings and claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where the Company believes that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

NR Satu related claim

PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date no suit has been filed and Golar Partners is of the view were the claim to be filed with the Indonesian authorities any resolution could potentially take years to resolve. Golar Partners believes that it has meritorious defences against these claims and therefore as of December 31, 2012 has not recorded  any provision. Golar Partners is unable to estimate the possible loss given the early stages of the claim, but based on indicative numbers provided by the claimant the maximum amount of loss would be $9.6 million. Nevertheless in the event any such claim were successful against Golar Partners, under the indemnity provisions of the Time Charter Party, Golar Partners believes it has full recourse against the charterer. As part of the disposal of the NR Satu in July 2012 by the Company, Golar has also agreed to indemnify Golar Partners against any such losses.

Golar Viking related claim

In January 2011, Qatar Gas trading Company Limited ("Nakilat") chartered the Golar Viking from the Company for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against Golar claiming damages of $20.9 million for breach of contract, including that of early termination of the charter.  The Company believes that it has strong arguments to defend itself against any such claims and accordingly, as of December 31, 2012, has not recorded any provision. Given the arbitration proceedings have only commenced, it is possible that the outcome of the arbitration proceedings may result in a loss of anything up to a maximum of $20.9 million.

Dividend Distribution Policy

Our long-term objective is to pay a regular dividend in support of our main objective to provide significant returns to shareholders.  The level of our dividends will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

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

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow.  Some of our loan agreements limit or prohibit our and our subsidiaries' and affiliates' ability to make distributions to us without the consent of our lenders.

For 2012, our board of directors declared quarterly dividends in May 2012, August 2012 and November 2012 in the aggregate amount of $128.7 million, or $1.60 per share. The dividends declared in November 2012 represents the third quarter 2012 dividend of $0.425 plus an accelerated fourth quarter 2012 dividend of $0.425.

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

In April 2012, the Board concluded there were limited benefits in continuing with two separate listings and as a result, we delisted from the Oslo Stock Exchange on August 30, 2012.

The following table sets forth, for the five most recent fiscal years from January 1, 2008 and for the period ended March 31, 2013, the high and low prices for the common shares on the OSE and the Nasdaq Global Select.

	OSE		Nasdaq
	High	Low	High	Low
First quarter 2013	*	*	$38.98	$34.28

Fiscal years ended December 31
2012	NOK288.90	NOK212.50	$47.82	$31.71
2011	NOK274.00	NOK86.25	$45.59	$14.77
2010	NOK98.50	NOK59.00	$15.94	$9.42
2009	NOK77.75	NOK23.00	$13.90	$2.63
2008	NOK123.00	NOK29.00	$22.79	$3.96

* The share prices presented in the table relate only from the period from January 1, 2008 to August 30, 2012 when we delisted from the Oslo Stock Exchange.

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2011, the high and low prices of the common shares on the OSE and the Nasdaq Global Select Market.

	OSE		Nasdaq
	High	Low	High	Low
Fiscal year ended December 31, 2012
First quarter	NOK288.90	NOK212.50	$47.82	$36.93
Second quarter	NOK231.00	NOK185.80	$40.52	$31.71
Third quarter	NOK248.00	NOK216.50	$42.00	$36.85
Fourth quarter	*	*	$43.56	$35.64

* The Company delisted from the Oslo Stock Exchange effective August 30, 2012.

	OSE		Nasdaq
	High	Low	High	Low
Fiscal year ended December 31, 2011
First quarter	NOK144.00	NOK86.25	$25.96	$14.77
Second quarter	NOK190.50	NOK139.50	$35.32	$25.31
Third quarter	NOK217.00	NOK141.00	$39.90	$27.42
Fourth quarter	NOK274.00	NOK165.50	$45.59	$27.71

The following table sets forth, for the most recent six months, the high and low prices for our common shares on the Nasdaq Global Select Market.

	Nasdaq
	High	Low
April 2013 (1)	$37.22	$32.68
March 2013	$38.98	$34.28
February 2013	$41.49	$36.70
January 2013	$41.55	$37.43
December 2012	$39.50	$35.64
November 2012	$43.56	$37.07
October 2012	$39.78	$37.17

(1) For the period from April 1, 2013 through April 19, 2013.

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

C.           Material contracts

None.

D.           Exchange Controls

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us, unless the proposed transaction is exempted by the BMA's written general permissions. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the Nasdaq or Oslo Bors. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2012, 2011 and 2010 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $2,079,309, $2,962,042 and $2,755,244 respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $83,172, $118,842 and $110,210, respectively.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq Global Select Market, an "established securities market" in the United States, during 2012.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test".  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2012.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2012, we were not subject to the 5% Override Rule for 2012.  Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2012 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2012, we and our subsidiaries would be subject to tax under section 887 of the Code in the aggregate amount of $83,172.

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

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied.  However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of a non-corporate U.S. Holder.  Any dividends paid by us, which are not eligible for these preferential tax rates will be taxed as ordinary income to a non-corporate U.S. Holder.  Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common shares. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common shares.

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

Pursuant to Section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

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

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our audited consolidated financial Statements.  Further information on our exposure to market risk is included in Note 32 to our audited Consolidated Financial Statements.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk.  There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt obligation is subject to adverse movements in interest rates.  Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates.  We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates.  Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt.  Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of December 31, 2012, the notional amount of the interest rate swaps outstanding in respect of our debt obligation was $180.1 million (2011: $899.1 million debt and capital lease obligations less restricted cash).  The principal of the loans outstanding as of December 31, 2012 was $504.9 million (2011: $986.9 million debt and net capital lease obligations).  Based on our floating rate debt at December 31, 2012, a one-percentage point increase in the floating interest rate would have increased our interest expense by $12.6 million per annum.  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2012, see Note 32 to our audited Consolidated Financial Statements.

Foreign currency risk.  The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBPs, in relation to our administrative office in the U.K. and operating expenses incurred in a variety of foreign currencies. Based on our GBP expenses for 2012, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $1.9 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro.  Based on the crew costs for the year ended December 31, 2012, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2012 by approximately $2.3 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In April 2013, Golar Partners received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of  common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders . Absent these waivers, Golar Partners would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of the Partnership's board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended. Except for Golar Partners violation of this covenant, the Company was in compliance with all the covenants under its various loan agreements. In connection with the grant of such a waiver, in order to avoid any such default that could occur in the future, the definition of a change of control are being amended.

In March 2012, Golar Partners, received a waiver relating to its requirement to comply with its consolidated net worth covenants as of December 31, 2011. Absent this waiver, Golar Partners, would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of Golar Partner's acquisition of the entities that own and operate the Golar Freeze from Golar that required accounting as a reorganization of entities under common control. In connection with the grant of such waiver, the credit facility was amended to permit, in connection with up to two such additional acquisitions, the addition to Golar Partners' consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE

(a)          Disclosure Controls and Procedures

Management of the Company, with the participation of the Principal Executive Officer and Principal Financial Officer, assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this annual report as of December 31, 2012. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2012, because of the material weakness in internal control over financial reporting set forth below.

 (b)         Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of our internal controls over financial reporting based upon criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with this assessment, our management identified a material weakness as described below.

We did not maintain effective controls over the accounting for our investments in equity securities. Controls were not designed appropriately to monitor for triggering events which require the reconsideration of control and consolidation and to assess the impact of those triggering events. As a result, the effect of a change in how the board members of Golar Partners are appointed arising at its first Annual General Meeting was not identified on a timely basis as a trigger event resulting in deconsolidation. This resulted in a material adjustment being identified during the preparation of the Company's consolidated financial statements for the year ended December 31, 2012.

Our management has therefore determined that this control deficiency constitutes a material weakness. Because of this material weakness, management has concluded that our internal controls over financial reporting were not effective as of December 31, 2012.

Management's Plan for Remediation of Material Weakness

Our management has evaluated potential remediation measures to address this material weakness and has concluded that a new control will be designed and implemented whereby equity investments will be reviewed quarterly to evaluate whether any trigger events have occurred and to assess the impact of such triggering events. The re-design of this control will be effected beginning from the compilation of the results for the first quarter of 2013.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

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

Fiscal year ended December 31, 2012	$1,776,601
Fiscal year ended December 31, 2011	$2,347,027

(b)  Audit – Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services in respect of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

Fiscal year ended December 31, 2012	$—
Fiscal year ended December 31, 2011	$—

(c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2012	$22,410
Fiscal year ended December 31, 2011	$22,852

(d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2012	$8,489
Fiscal year ended December 31, 2011	$8,731

(e)  Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.  All services provided by the principal auditor in 2012 were approved by our board of directors pursuant to the pre-approval policy.

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

As of December 31, 2012, we did not hold any treasury shares.  For further detail on our treasury shares refer to note 31 of our consolidated financial statements.

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

Independence of directors. In lieu of a board of directors that is comprised of a majority of independent directors, consistent with Bermuda law and our Bye-Laws, two members of the board of directors, Kate Blankenship and Hans Petter Aas, are independent according to Nasdaq's standards for independence. Our board of directors does not hold annual meetings at which only independent directors are present.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-59 are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Golar LNG Partners L.P. ("Golar Partners") for each of the years ended December 31, 2012, 2011 and 2010 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2012 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2012 are required to be filed as part of this Annual Report on Form 20-F. See A-1 through A-41.

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
4.2
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited, incorporated by reference to Exhibit 4.2* of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.3
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited, incorporated by reference to Exhibit 4.2(a)* of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.4	Bermuda Tax Assurance, dated May 23, 2011.
4.5
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Maria (incorporated by reference to Exhibit 10.3 of Golar LNG Partners L.P. Report of Foreign Issuer on Form 6-K filed on February 5, 2013).

4.6	Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee.
4.7
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, incorporated by reference to Exhibit 1.2 of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

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

101. INS* XBRL Instance Document
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

Golar LNG Limited
(Registrant)

Date	April 30, 2013	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors of and shareholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries at December 31, 2012 and December 31,2011, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the monitoring for triggering events which require the reconsideration of control and consolidation and assessing the impact of those triggering events existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's annual report on internal control over financial reporting appearing on page 99 of the 2012 Annual Report on Form 20-F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP (signed)
London, United Kingdom
April 30, 2013

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except per share data)

	Note	2012	2011	2010
Operating revenues
Time charter revenues		410,345	299,848	244,045
Total operating revenues		410,345	299,848	244,045
Operating expenses
Vessel operating expenses		86,672	62,872	52,910
Voyage and charter-hire expenses		9,853	6,042	32,311
Administrative expenses		25,013	33,679	22,832
Depreciation and amortization		85,524	70,286	65,076
Impairment of long-term assets	8	500	500	4,500
Total operating expenses		207,562	173,379	177,629
Other operating gains and losses		(27)	(5,438)	(6,230)
Operating income		202,756	121,031	60,186
Other non-operating income (expense)
Gain on loss of control	5	853,996	—	—
Gain on business acquisition	6	4,084	—	—
Gain on disposal of available-for-sale securities		—	541	4,196
Loss on disposal of fixed assets		(151)	—	—
Total other non-operating income		857,929	541	4,196
Financial income (expenses)
Interest income		2,819	1,757	4,290
Interest expense		(31,924)	(25,773)	(32,654)
Other financial items, net	9	(13,763)	(29,086)	(38,597)
Net financial expenses		(42,868)	(53,102)	(66,961)
Income (loss) before equity in net losses of affiliates, income taxes and non-controlling interests		1,017,817	68,470	(2,579)
Income taxes	10	(2,765)	1,705	(1,427)
Equity in net losses of affiliates	13	(609)	(1,900)	(1,435)
Net income (loss)		1,014,443	68,275	(5,441)
Net (income) loss attributable to non-controlling interests		(43,140)	(21,625)	5,825
Net income attributable to Golar LNG Ltd		971,303	46,650	384
Earnings per share attributable to Golar LNG Ltd stockholders: Per common share amounts:
Earnings – Basic	11	$12.09	$0.62	$0.01
Earnings – Diluted	11	$11.66	$0.62	$0.01
Cash dividends declared and paid		$1.93	$1.13	$0.45

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	Note	2012	2011	2010
COMPREHENSIVE INCOME (LOSS)
Net income (loss)		1,014,443	68,275	(5,441)
Other comprehensive (loss) income:
Losses associated with pensions, net of tax	26	(2,323)	(3,139)	(95)
Unrealized net gain (loss) on qualifying cash flow hedging instruments	32	1,547	1,024	(8,578)
Unrealized gain (loss) on investments in available-for-sale securities	21	5,911	—	(9,942)
Other comprehensive income (loss)		5,135	(2,115)	(18,615)
Comprehensive income (loss)		1,019,578	66,160	(24,056)
Comprehensive income (loss) attributable to:
Stockholders of Golar LNG Limited		978,532	43,636	(14,108)
Non-controlling interests		41,046	22,524	(9,948)
		1,019,578	66,160	(24,056)

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2012 and 2011
(in thousands of $)

	Note	2012	2011
ASSETS
Current Assets
Cash and cash equivalents		424,714	66,913
Restricted cash and short-term investments	20	1,551	28,012
Trade accounts receivable	14	385	2,641
Other receivables, prepaid expenses and accrued income	15	5,309	4,835
Amounts due from related parties	33	5,915	354
Inventories		2,051	3,211
Total current assets		439,925	105,966
Long-term assets
Restricted cash	20	—	185,270
Investment in available-for-sale securities	21	353,034	—
Investments in affiliates	13	367,656	22,529
Cost method investments	22	198,524	7,347
Newbuildings	16	435,859	190,100
Vessels and equipment, net	17	573,615	1,203,003
Vessels under capital leases, net	18	—	501,904
Deferred charges	19	4,064	9,569
Other non-current assets	23	6,769	6,946
Amounts due from related parties	33	34,953	—
Total assets		2,414,399	2,232,634
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	27	14,400	64,306
Current portion of obligations under capital leases	28	—	5,909
Trade accounts payable		10,203	23,124
Accrued expenses	24	20,413	30,642
Amounts due to related parties	33	4,037	21,178
Other current liabilities	25	38,006	110,981
Total current liabilities		87,059	256,140
Long-term liabilities
Long-term debt	27	490,506	627,243
Long-term debt due to related parties	27	—	80,000
Obligations under capital leases	28	—	399,934
Other long-term liabilities	29	72,515	113,497
Total liabilities		650,080	1,476,814
Commitments and Contingencies (see note 34 and 35) EQUITY
Share capital 80,503,364 (2011: 80,236,252) common shares of $1.00 each issued and outstanding	31	80,504	80,237
Additional paid-in capital		654,042	398,383
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(18,730)	(34,948)
Retained earnings		848,503	34,093
Total stockholders' equity		1,764,319	677,765
Non-controlling interests		—	78,055
Total equity		1,764,319	755,820
Total liabilities and equity		2,414,399	2,232,634
The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	Note	2012	2011	2010
Operating activities
Net income (loss)		1,014,443	68,275	(5,441)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		85,524	70,286	65,076
Amortization of deferred charges		1,900	1,484	1,494
Equity in net losses of affiliates		734	1,900	1,435
Gain on loss of control	5	(853,996)	—	—
Gain on business acquisition	6	(4,084)	—	—
Loss on disposal of fixed assets		151	—	—
Loss on termination of lease financing arrangements		—	—	7,777
Gain on sale of available-for-sale securities		—	(541)	(4,196)
Compensation cost related to stock options		1,357	1,970	1,869
Unrealized foreign exchange losses (gains)		11,905	1,669	(5,180)
Amortization of deferred tax benefits on intra-group transfers		(7,257)	(6,687)	—
Impairment of long-term assets		500	500	4,500
Drydocking expenditure		(20,939)	(19,773)	(7,369)
Trade accounts receivable		2,256	5,245	(2,010)
Inventories		167	2,479	1,166
Prepaid expenses, accrued income and other assets		(7,600)	(3,721)	(17,629)
Amount due from/to related companies		(1,021)	(404)	713
Trade accounts payable		(520)	(12,804)	(7,221)
Accrued expenses		10,668	8,082	409
Interest element included in obligations under capital leases		401	898	762
Other current liabilities		(779)	(2,250)	15,555
Net cash provided by operating activities		233,810	116,608	51,710
Investing activities
Additions to vessels and equipment		(97,228)	(99,082)	(33,927)
Additions to newbuildings		(245,759)	(190,100)	—
Investment in subsidiary, net of cash acquired	6	(19,438)	—	—
Cash effect of the deconsolidation of Golar Partners		(85,467)	—	—
Vendor refinancing - loan repayment from Golar Partners		155,000	—	—
Investment in affiliates		—	(4,152)	(469)
Proceeds from disposal of investments in available-for-sale securities		—	901	7,711
Additions to available-for-sale-securities		(173)	—	—
Proceeds from disposal of fixed assets		40	—	—
Restricted cash and short-term investments		2,325	(6,211)	391,421
Net cash (used in) provided by investing activities		(290,700)	(298,644)	364,736

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(Continued)

	Note	2012	2011	2010
Financing activities
Proceeds from short-term debt		—	23,600	—
Proceeds from long-term debt (including related parties)	27	642,241	80,000	125,000
Repayments of obligations under capital leases	28	(6,288)	(6,054)	(354,881)
Repayments of long-term debt (including related parties)	27	(325,166)	(105,750)	(110,037)
Repayments of short-term debt		—	(23,600)	—
Financing costs paid		(7,842)	—	—
Cash dividends paid		(175,904)	(65,022)	(45,761)
Non-controlling interest dividends	33	(32,082)	(12,532)	(3,120)
Proceeds from exercise of share options (including disposal of treasury shares)		2,613	13,845	2,985
Proceeds from disposal of shares in non-controlling interests		—	—	5,549
Proceeds from issuance of equity		—	—	3,304
Proceeds from issuance of equity in Golar Partners to non-controlling interests	30	317,119	287,795	—
Acquisition of non-controlling interests		—	(108,050)	(15,741)
Proceeds arising from exercise of warrants in Golar Energy		—	—	18,742
Net cash provided by (used in) financing activities		414,691	84,232	(373,960)
Net increase (decrease) in cash and cash equivalents		357,801	(97,804)	42,486
Cash and cash equivalents at beginning of period		66,913	164,717	122,231
Cash and cash equivalents at end of period		424,714	66,913	164,717

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		35,798	30,727	47,962
Income taxes paid		1,671	2,426	1,493

Non cash investing activities include the following:
Dividends (1)		—	—	30,410

Footnote:

(1)    In 2010, the Company issued stock dividends in its subsidiary, Golar LNG Energy Ltd ("Golar Energy")

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	Note	Share Capital	Treasury Shares	Additional Paid in Capital	Contri- buted Surplus	Accumu-lated Other Compre- hensive Loss	Accumu- lated Earnings	Non-controll- ing Interest	Total Equity
Balance at December 31, 2009		67,577	(6,841)	96,518	200,000	(18,819)	157,076	162,673	658,184
Net income		—	—	—	—	—	384	(5,825)	(5,441)
Grant of share options		—	—	1,869	—	—	—	—	1,869
Exercise of share options (including disposal of treasury shares)		231	4,561	(1,081)	—	—	441	—	4,152
Exercise of warrants in Golar Energy		—	—	18,742	—	—	—	—	18,742
Stock and cash dividends		—	—	—	—	—	(79,815)	34,052	(45,763)
Incorporation costs		—	—	(40)	—	—	—	(528)	(568)
Non-controlling interests' purchase price paid in excess of net assets acquired from parent		—	—	(56)	—	—	—	—	(56)
Non-controlling interest dividends		—	—	—	—	—	—	(3,120)	(3,120)
Acquisition of non-controlling interests		—	—	(15,667)	—	—	—	—	(15,667)
Disposal of shares in non-controlling interest		—	—	—	—	—	—	5,605	5,605
Other comprehensive loss		—	—	—	—	(14,492)	—	(4,123)	(18,615)
Balance at December 31, 2010		67,808	(2,280)	100,285	200,000	(33,311)	78,086	188,734	599,322
Net income		—	—	—	—	—	46,650	21,625	68,275
Dividends		—	—	—	—	—	(86,156)	—	(86,156)
Grant of share options		—	—	1,970	—	—	—	—	1,970
Incorporation cost		—	—	40	—	—	—	—	40
Exercise of share options (including disposal of treasury shares)		825	2,280	12,493	—	—	(4,487)	667	11,778
Non-controlling interest dividends		—	—	—	—	—	—	(12,532)	(12,532)
Acquisition of shares in Golar Energy held by non-controlling interest	30	11,604	—	3,853	—	1,377	—	(129,379)	(112,545)
Creation of non-controlling interest in Golar Partners upon its IPO	30	—	—	183,010	—	—	—	104,773	287,783
Impact of transfer of Golar Freeze into Golar Partners	30	—	—	96,732	—	—	—	(96,732)	—
Other comprehensive (loss) income		—	—	—	—	(3,014)	—	899	(2,115)
Balance at December 31, 2011		80,237	—	398,383	200,000	(34,948)	34,093	78,055	755,820
Net income		—	—	—	—		971,303	43,140	1,014,443
Dividends		—	—	—	—	—	(154,769)	—	(154,769)
Grant of share options		—	—	1,357	—	—	—	—	1,357
Issuance of convertible bonds, net of issue costs		—	—	24,979	—	—	—	—	24,979
Exercise of share options		267	—	4,470	—	—	(2,124)	—	2,613
Noncontrolling interest dividends		—	—	—	—	—	—	(32,082)	(32,082)
Golar Partners - equity issuances	30	—	—	50,753	—	—	—	266,366	317,119
Impact of transfer of NR Satu to Golar Partners	30	—	—	85,781	—	—	—	(85,781)	—
Impact of transfer of Golar Grand to Golar Partners	30	—	—	88,319	—	—	—	(88,319)	—
Deconsolidation of Golar Partners	5	—	—	—	—	8,989	—	(179,285)	(170,296)
Other comprehensive income (loss)		—	—	—	—	7,229	—	(2,094)	5,135
Balance at December 31, 2012		80,504	—	654,042	200,000	(18,730)	848,503	—	1,764,319

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of December 31, 2012, World Shipholding owned 45.71% (2011: 46.00%) of Golar.

As of December 31, 2012, the Company owns and operates a fleet of six LNG carriers and operates Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of seven LNG carriers and Floating Storage Regasification Units (“FSRUs").

The Company is listed solely on the Nasdaq under the symbol: GLNG.

Golar LNG Partners LP ("Golar Partners" or the "Partnership")

Golar Partners is a former subsidiary of the Company, which is an owner and operator of FSRUs and LNG carriers under long-term charters (defined as five years or longer). In April 2011, the Company completed the initial public offering (“IPO”) of Golar Partner's and its listing on the Nasdaq stock exchange. As a result of the offering, the Company's ownership interest was reduced to 65.40% (including our 2% general partner interest). During 2012, Golar Partners completed further follow-on equity offerings, such that as of December 31, 2012, the Company's ownership interest decreased to 54.10% (see note 30).

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partners' first AGM on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partners' Annual General Meeting ("AGM"), majority of the board members became electable by common unitholders and accordingly, from this date Golar no longer retains the power to control the directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as a controlled subsidiary of the Company (see note 5).

Going concern

The financial statements have been prepared on a going concern basis. As of April 26, 2013, the Company believes that it will have sufficient facilities to meet its anticipated funding needs throughout 2013 to April 2014. The Company will need additional facilities of $2.1 billion to meet commitments in respect of its as yet unfinanced 13 newbuildings. The construction contracts include penalty clauses for non-payment of installments, which could result in the shipyard retaining the vessel with no refund to the Company for advance payments made. The Company has a proven track record of successfully financing newbuildings with debt facilities evidenced by a convertible bond private placement in March 2012 (raising gross proceeds of $250 million) and disposals to Golar Partners. In February 2013, the Company completed its third drop down to Golar Partners, with the disposal of its interest in the subsidiary that owns and operates the Golar Maria for a purchase price of $215 million less the assumption of approximately $89 million debt. Based on these successes, among other things, the Company believes that it will be able to obtain sufficient facilities to meet its newbuilding commitments as they fall due.

2.	ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of subsidiaries were included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests".

A variable interest entity, or VIE, is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Business combinations of subsidiaries are accounted for under the acquisition method.  On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition.  Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill.  Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition.  The consideration transferred for an acquisition is measured at fair value of the consideration given.  Acquisition related costs are expensed as incurred.  Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The results of subsidiary undertakings are included from the date of acquisition.

Investments in affiliates

Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control, or has the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which the Company holds a majority ownership interest, but it does not control, due to the participating rights of non-controlling interests. Under this method the Company records an investment in the common stock (or “in-substance common stock”) of an affiliate at cost (or fair value if a consequence of deconsolidation), and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of the investment and reports the recognized earnings or losses in income. Dividends received from an affiliate in connection with their common stock interest reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of the Company's investments in equity method affiliates is included in the consolidated balance sheet as "Investment in Affiliates". When the Company's share of losses in an affiliate equals or exceeds its interest, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. See note 13 for list of entities accounted for under the equity method.

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

Under time charters, voyage expenses are generally paid by the Company's customers.  Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs.  These expenses are recognized as incurred.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $2.1 million, $0.4 million and $0.3 million for each of the years ended December 31, 2012, 2011 and 2010, respectively.

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

Interest costs capitalized in connection with the newbuildings for the years ended December 31, 2012, 2011 and 2010 were $10.3 million, $3.6 million and $nil, respectively.

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

Vessel reactivation costs incurred on vessels leaving lay-up include both costs of a capital and expense nature.  The capital costs include the addition of new equipment or modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel.  These expenditures are capitalized and depreciated over the remaining useful life of the vessel.  Expenditures of a routine repairs and maintenance nature, that do not improve the operating efficiency or extend the useful lives of the vessels  are expensed as incurred as mobilization costs.

Useful lives applied in depreciation are as follows:

Vessels	40 to 50 years
Deferred drydocking expenditure	two to five years
Office equipment and fittings	three to six years

Interest costs capitalized in connection with the retrofitting of vessels into FSRUs for the years ended December 31, 2012, 2011 and 2010 were $1.8 million, $1.9 million and $0.5 million, respectively.

Vessels under capital lease

The Company leased certain vessels under agreements that were accounted for as capital leases. Obligations under capital leases were carried at the present value of future minimum lease payments.   The accounting policies relating to the asset balance, such as depreciation and drydocking expenditure followed those described under "Vessels and equipment".  Interest expense was calculated at a constant rate over the term of the lease. Certain of our capital leases were 'funded' via long term cash deposits which closely matched the lease liability.

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

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 29). Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

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

Trade receivables

Trade receivables are presented net of allowances for doubtful balances. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Investment in available-for-sale securities

The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders' equity as a component of other comprehensive income (loss) unless an unrealized loss is considered "other-than-temporary," in which case it is transferred to the statement of operations. Management evaluates securities for other than temporary impairment ("OTTI") on a periodic basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Cost-method investments

Cost-method investments are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

LNG trading

The company trades in physical cargoes, futures, swaps and options, all of which are traded on and recognized in liquid markets. Purchase and sales are recognized on the trade date. Open trading positions are stated at fair value based on closing market price on the balance sheet date. The market values of open positions are shown in debtors if positive or creditors if negative. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". The gross transaction value of energy trading contracts that were physically settled for the years ending December 31, 2012, 2011 and 2010, was $nil, $2.0 million profit and $5.3 million loss, respectively.

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

Provisions

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount within the range. See Note 35, "Other Commitments and Contingencies" for further discussion.

Fair value measurements

The Company uses fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Stock-based compensation

In accordance with the guidance on "Share Based Payment", the Company is required to expense the fair value of stock options issued to employees over the period the options vest.  The Company amortizes stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period.  No compensation cost is recognized for stock options for which employees do not render the requisite service.  The fair value of employee share options is estimated using the Black-Scholes option-pricing model.

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

Pensions

Defined benefit pension costs, assets and liabilities requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  The Company's accounting policy states that full recognition of the funded status of defined benefit pension plans to be included within a Company's balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

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

Accumulated Other Comprehensive Loss

As at December 31, 2012 and 2011, the Company's accumulated other comprehensive loss balances consisted of the following components:

(in thousands of $)	2012	2011
Unrealized net loss on qualifying cash flow hedging instruments	(6,832)	(19,462)
Unrealized gain on available-for-sale securities	5,911	—
Losses associated with pensions, net of tax recoveries of $0.3 million (2011: $0.4 million)	(17,809)	(15,486)
Accumulated other comprehensive loss	(18,730)	(34,948)

Gain on issuance of shares by subsidiaries

The Company recognizes a gain or loss when a subsidiary issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in the Company's ownership interest in the subsidiary.  The gain or loss is recorded in the line "Additional paid-in capital."

Segment reporting

A segment is a distinguishable component of the Company that is engaged in business activities from which it earns revenues and incurs expenses whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards that are different from those of other segments. The Company has identified two reportable industry segments: vessel operations and LNG trading.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost.  Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

Convertible bonds

In accordance with ASC 470-20 "Debt with conversion and other options", the Company accounts for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component.

Accordingly, the Company determines the carrying amounts of the liability and equity components of such convertible debt instruments by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded, with a corresponding offset to debt discount which is subsequently  amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

For conventional convertible bonds which do not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to split the bond into the liability and equity components.

Guarantees

Guarantees issued by the Company, excluding those that are guaranteeing its own performance, are recognized at fair value at the time of the guarantees are issued, or upon the deconsolidation of a subsidiary, as in the case of Golar Partners (see note 5) and reported in "other long-term liabilities." A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized.  If it becomes probable that the Company will have to perform under a guarantee, the Company will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

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

The following table lists the Company's significant subsidiaries and their purpose as at December 31, 2012. Unless otherwise indicated, the Company owns a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 1460 Corporation	Marshall Islands	Owns Golar Viking
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar LNG 2234 Corporation	Republic of Liberia	Owns Golar Maria
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Limited	Marshall Islands	Owns Gimi
Golar Hilli Limited	Marshall Islands	Owns Hilli
Bluewater Gandria N.V. (1)	Netherlands	Owns and Operates Golar Gandria
Golar Commodities Limited	Bermuda	Trading company
Commodities Advisors LLC	United States of America	Holding company
Golar Hull M2021 Corporation	Marshall Islands	Owns Hull 2021 (Golar Seal)
Golar Hull M2022 Corporation	Marshall Islands	Owns Hull 2022 (Golar Crystal)
Golar Hull M2023 Corporation	Marshall Islands	Owns Hull 2023 (Golar Penguin)
Golar Hull M2024 Corporation	Marshall Islands	Owns Hull 2024 (Golar Eskimo)
Golar Hull M2026 Corporation	Marshall Islands	Owns Hull 2026 (Golar Celsius)
Golar Hull M2027 Corporation	Marshall Islands	Owns Hull 2027 (Golar Bear)
Golar Hull M2031 Corporation	Marshall Islands	Owns Hull 2031 (Golar Igloo)
Golar Hull M2047 Corporation	Marshall Islands	Owns Hull 2047 (Golar Snow)
Golar Hull M2048 Corporation	Marshall Islands	Owns Hull 2048 (Golar Ice)
Golar LNG NB10 Corporation	Marshall Islands	Owns Hull S658 (Golar Glacier)
Golar LNG NB11 Corporation	Marshall Islands	Owns Hull S659 (Golar Kelvin)
Golar LNG NB12 Corporation	Marshall Islands	Owns Hull 2055 (Golar Frost)
Golar LNG NB13 Corporation	Marshall Islands	Owns Hull 2056 (Golar Tundra)

(1) On January 18, 2012, the Company acquired the remaining 50% equity interest in its joint venture, Bluewater Gandria, which owns the LNG carrier, the Golar Gandria for $19.5 million.
Golar Partners and subsidiaries:
Golar Partners and subsidiaries were included in the Company's consolidated financial statements for all periods until December 13, 2012, following its first AGM upon which the majority of directors were elected by common unitholders. Accordingly, from December 13, 2012, Golar Partners has been considered an affiliate and not as a controlled subsidiary of the Company. The following table lists Golar Partners and its significant subsidiaries as of December 31, 2012.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Partners LP – Limited Partnership	Marshall Islands	Holding Partnership
Faraway Maritime Shipping Company	Republic of Liberia	Owns Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar LNG 2226 Corporation	Marshall Islands	Leases Golar Grand
Golar Spirit (UK) Limited	United Kingdom	Operates Golar Spirit
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management company
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
PT Golar Indonesia	Indonesia	Owns and operates Nusantara Regas Satu or NR Satu

4.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Company’s interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on the Company's consolidated financial statements.

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

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company is currently considering the impact of this guidance in the financial statements.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently considering the impact of this guidance in the financial statements.

In October 2012, the FASB amended several disclosure requirements of the Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. The Company is currently considering the impact of this guidance in the financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment will result in additional disclosures in the Company’s consolidated financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

5.	DECONSOLIDATION OF GOLAR PARTNERS

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from Golar Partner's IPO in April 2011 until the time of its first AGM on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of Golar Partner's board of directors. From the first AGM, majority of the board members became electable by the common unitholders and accordingly, from this date Golar no longer retains the power to control the board of directors. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as a controlled subsidiary of the Company.

On December 13, 2012, based on the equity method, the Company recorded an investment in Golar Partners of $362.8 million, which represents the fair value of Golar's subordinated units (in-substance common stock) that were held by Golar on the deconsolidation date. On the same date, the Company calculated a gain on loss of control of $854.0 million. The gain on loss of control is calculated as follows:

(in thousands of $)	As of December 13, 2012
Fair value of investment in Golar Partners (a)	900,926
Carrying value of the non-controlling interest in Golar Partners	179,285
Subtotal	1,080,211
Less:
Carrying value of Golar Partner's net assets	238,409
Guarantees issued to Golar Partners (d)	23,266
Accumulated other comprehensive loss relating to Golar Partners (e)	8,989
Deferred tax benefit on intra-group transfers of long-term assets (g)	(44,449)
Gain on loss of control of Golar Partners	853,996
(a)    Fair value of investment in Golar Partners
The fair value of the Company's residual interest in Golar Partners comprised of the following:

(in thousands of $)	As of December 13, 2012
Common units (i) (see note 21)	346,950
General Partner units and Incentive Distribution Rights ("IDRs") (ii) (see note 22)	191,177
Subordinated units (iii) (see note 13)	362,799
900,926
(i) Common units (available-for-sale securities)
As of the deconsolidation date and December 31, 2012, the Company held 11.8 million common units representing 32.6% of the common units in issue, as a class. The Company's holding in the voting common units of Golar Partners have been accounted for under the guidance for available-for-sale securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights. Accordingly, these securities are carried at fair value and any unrealized gains and losses on these securities are reflected directly in equity unless a realized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations. Dividends received from its common units in Golar Partners during the subordination period will be recorded in the consolidated statement of operations in the line item "Dividend income".

(ii) General Partner units and IDRs
The Company's 2% general partner interest and 100% of the incentive distribution rights (IDRs) in Golar Partners have been accounted for as cost-method investments on the basis that the general partner interests have preferential liquidation and dividend rights during the subordination period.

The Company's interest in the general partner units have been recorded at their fair value as of December 13, 2012, based on the share price of the publicly traded common units of Golar Partners but adjusted for restrictions over their transferability and reduction in voting rights. The fair value of the IDRs as of December 13, 2012 was determined using a Monte Carlo simulation method. This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the IDRs, such that the price of a unit output by the Monte Carlo simulation equalled the price observed in the market. The method took into account the historical volatility, dividend yield as well as the share price of the units as of the deconsolidation date.

(iii) Subordinated units
As of the deconsolidation date and December 31, 2012, the Company held 15.9 million units representing 100% of the subordinated units. The Company's holding in the subordinated units of Golar Partners have been accounted for under the equity method on the basis that the subordinated units are considered to be, in-substance, common stock for accounting purposes. The fair value on December 13, 2012, was determined based on the quoted market price of the listed common units as of the deconsolidation date but discounted principally for their non-tradability and subordinated dividend and liquidation rights during the subordination period. The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the Company as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units.

(b)    Gain on retained investment in Golar Partners
In addition, the table below shows the portion of the gain on loss of control related to the remeasurement of the Company's retained investment (our ownership interest of 54.1%) in Golar Partners.

(in thousands of $)	As of December 13, 2012
Fair value of investment in Golar Partners	900,926
Less: Percentage retained of carrying value of net assets in Golar Partners	(129,077)
Gain on retained investment in Golar Partners	771,849
(c)    Accounting for basis difference
The investment in Golar Partners recorded under the equity method of $362.8 million included the Company's share of the basis difference between the fair value and the underlying book value of Golar Partners' assets at the deconsolidation date.

(in thousands of $)	Book value	Fair value	Basis difference	Golar's share of the basis difference
	100%	100%	100%	24.8%*

Vessels and equipment and vessels under capital leases (i)	1,192,779	1,924,027	731,248	181,326
Charter agreements (ii)	—	259,178	259,178	64,268
Goodwill (iii)	—	457,688	457,688	113,492
	1,192,779	2,640,893	1,448,114	359,086
*The Company's share of the basis difference is with reference to its holding in the subordinated units only.
The basis difference has been accounted for as follows:
(i) The basis difference assigned to vessels and equipment is being depreciated over the remaining estimated useful lives of the vessels and is recorded as a component of "Equity in net earnings(losses) of affiliates".
(ii) The basis difference relating to the charter agreements is being amortized over the remaining term of the charters and is recorded as a component of "Equity in net earnings (losses) of affiliates".
(iii) For the assigned goodwill, the Company will recognize its share of any impairment charge recorded by Golar Partners and consider the effect, if any, of the impairment on the assigned goodwill.

(d)    Guarantees
In accordance with ASC 460, the guarantees issued by the Company in respect of Golar Partners and its subsidiaries were fair valued as of the deconsolidation date of December 13, 2012. The fair value of the guarantees amounted to a liability of $23.3 million which is recorded in "Other long-term liabilities" and comprised of the following items:

(in thousands of $)	As of December 13, 2012

Debt guarantees	4,548
Golar Grand Option	7,217
Methane Princess tax lease indemnity	11,500
23,265
The debt guarantees were issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries. The liability is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items".
The Golar Grand Option was issued in connection with the disposal of the Golar Grand to Golar Partners in November 2012. The fair value of the Golar Grand Option was determined by discounting the difference between the guaranteed charter rate per the Option agreement less the estimated market rate at the end of the initial lease term (See note 33(d)).
The Methane Princess tax lease indemnity of $11.5 million is based on the termination sum as of December 13, 2012, less the associated security deposit, but factoring in the timing and likelihood of an early termination (see note 35).
(e)     Golar Partners' accumulated other comprehensive income
The accumulated other comprehensive loss of $9.0 million in relation to Golar Partners was released to the consolidated statement of operations on deconsolidation.
(f)     Deconsolidation-related expenses
Deconsolidation related expenses amounting to approximately $0.4 million are included in administrative expenses in the consolidated statement of operations for the year ended December 31, 2012.
(g)    Deferred tax benefits on intra-group transfers of long-term assets
The release of the deferred tax benefits on intra-group transfers of long-term assets amounting to $44.4 million relates to vessels owned by Golar Partners; the Golar Freeze, the Golar Spirit and the NR Satu which upon the deconsolidation of Golar Partners was released and recognized as part of the gain on loss of control (see note 29).

6.	BUSINESS ACQUISITION

On January 18, 2012, the Company acquired the remaining 50% equity interest in its joint venture, Bluewater Gandria, which owns the LNG carrier, the Golar Gandria for $19.5 million. Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects. The Golar Gandria was acquired, reactivated and earmarked for conversion into a Floating Liquefied Natural Gas Vessel.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(in thousands of $)		January 18, 2012
Fair value of previously held 50% equity interest (a)		19,500
Purchase consideration - cash		19,500
Total assumed acquisition consideration		39,000
Less: Fair value of net assets acquired:
Vessel and equipment, net	40,000
Inventories	931
Cash	62
Prepayments	40
Other liabilities	(100)
Subtotal		(40,933)
Gain on bargain purchase of Bluewater Gandria		(1,933)

The impact on the statement of operations of the acquisition of Bluewater Gandria is as follows:

(in thousands of $)
Gain on remeasurement (a)	2,356
Gain on bargain	1,933
Less: Acquisition related costs	(205)
Total gain on acquisition of Bluewater Gandria	4,084

As a result of acquiring the remaining 50% equity interest, we recognized a gain on bargain purchase as the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired. We performed an assessment of the fair values of the assets acquired, liabilities assumed and consideration transferred. The assessment confirmed our gain on bargain purchase.

a)    Remeasurement of equity investment in Bluewater Gandria

On January 18, 2012, the Company remeasured its previously held 50% equity interest in Bluewater Gandria to its fair value as set forth in the table below:

(in thousands of $)	Equity investment in Bluewater Gandria
Fair value of previously held 50% equity interest	19,500
Less: Carrying value at acquisition date	(17,144)
Gain on remeasurement of equity interest	2,356

The fair value of the Company's previously held investment in Bluewater Gandria was assumed to be equal to the purchase price of $19.5 million paid to Bluewater in respect of its 50% share in the joint venture.

b)    Revenue and profit contributions

Since the acquisition date, the business has contributed revenues of $nil and a net loss of $14.6 million to the Company for the period from January 18, 2012 to December 31, 2012. Had the company been consolidated from January 1, 2012, it would have contributed revenues of $nil and a net loss of $15.3 million.

The Company has considered the fact that the LNG carrier, the Golar Gandria was in lay-up during 2011, hence Bluewater Gandria's statement of operations include mainly general and administrative expenses and minimal operating expenses resulting in a loss of $0.7 million for the year ended December 31, 2011. As a result, the Company has evaluated that had the business combination been consummated as of January 1, 2011, Bluewater Gandria's pro forma revenue and net income effect for the year ended December 31, 2011 would be immaterial and has not been presented here.

7.	SEGMENTAL INFORMATION

The Company owns and operates LNG carriers and operates FSRUs and provides these services under time charters under varying periods, and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for the Company's consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2012, the Company operates in the following two segments:

•	Vessel Operations – The Company owns and subsequently charters out LNG carriers on fixed terms to customers.

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

(in thousands of $)	2012			2011
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Time charter revenues	410,345	—	410,345	299,848	—	299,848
Vessel and voyage operating expenses	(96,525)	—	(96,525)	(68,914)	—	(68,914)
Administrative expenses	(23,973)	(1,040)	(25,013)	(26,988)	(6,691)	(33,679)
Impairment of long-term assets	(500)	—	(500)	(500)	—	(500)
Depreciation and amortization	(85,187)	(337)	(85,524)	(69,814)	(472)	(70,286)
Other operating gains and losses	—	(27)	(27)	—	(5,438)	(5,438)
Operating income (loss)	204,160	(1,404)	202,756	133,632	(12,601)	121,031
Other non-operating income (loss)	858,080	(151)	857,929	541	—	541
Net financial expenses	(42,864)	(4)	(42,868)	(52,593)	(509)	(53,102)
Income taxes	(2,765)	—	(2,765)	1,705	—	1,705
Equity in net losses of affiliates	(609)	—	(609)	(1,900)	—	(1,900)
Net income (loss)	1,016,002	(1,559)	1,014,443	81,385	(13,110)	68,275
Non-controlling interests	(43,140)	—	(43,140)	(21,625)	—	(21,625)
Net income attributable to Golar LNG Ltd	972,862	(1,559)	971,303	59,760	(13,110)	46,650
Total assets	2,413,564	835	2,414,399	2,230,006	2,628	2,232,634
Investment in affiliates	367,656	—	367,656	22,529	—	22,529
Capital Expenditures	342,987	—	342,987	289,182	—	289,182

Revenues from external customers

During December 31, 2012, 2011 and 2010, the vast majority of the Company's vessel operations operated under time charters and in particular with seven charterers: Petrobras, Dubai Supply Authority, Pertamina, Qatar Gas Transport Company, BG Group plc, Shell and PT Nusantara Regas. Petrobras is a Brazilian energy company.  Dubai Supply Authority is a government entity which is the sole supplier of natural gas to the Emirate. Pertamina is the state-owned oil and gas company of Indonesia. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar.  Both BG Group Plc and Shell are headquartered in the United Kingdom. PT Nusantara Regas is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia.

In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based.  Accordingly, the Company's management, including the chief operating decision maker, do not evaluate the Company's performance either according to customer or geographical region.

In the years ended December 31, 2012, 2011 and 2010, revenues from the following customers accounted for over 10% of the Company's consolidated time charter revenues:

(in thousands of $)	2012		2011		2010
Petrobras*	90,321	22%	93,741	31%	90,652	37%
Dubai Supply Authority*	45,951	11%	47,054	16%	29,893	12%
Pertamina*	35,455	9%	37,829	13%	36,944	15%
Qatar Gas Transport Company	23,006	6%	35,461	12%	—	—
BG Group plc*	96,179	23%	25,101	8%	49,147	20%
PT Nusantara Regas*	38,789	9%	—	—	—	—
Shell	2,590	1%	5,105	2%	25,440	10%

Geographical segment data

The following geographical data presents the Company's revenues and fixed assets with respect only to its FSRUs, operating under long-term charters, at specific locations. LNG vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate certain assets of these operations to specific countries.

Revenues	2012	2011	2010

Brazil*	90,321	93,741	90,652
United Arab Emirates*	45,951	47,054	29,893
Indonesia*	38,789	—	—

Fixed assets	2012	2011

Brazil **	—	393,214
United Arab Emirates **	—	163,495

* A substantial portion of these revenues pertain to vessels owned by Golar Partners and its subsidiaries which were deconsolidated from December 13, 2012.
** These fixed assets relate to the FSRU vessels owned by Golar Partners and from December 13, 2012, have been deconsolidated from the Company's Consolidated Balance Sheet.

8.	IMPAIRMENT OF LONG-TERM ASSETS

Impairment of long-term assets as at December 31, 2012, 2011 and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Cost method investment (unlisted) (see note 22)	—	—	3,000
FSRU conversion parts (see note 23)	500	500	1,500
	500	500	4,500

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable.

The impairment charge arising on the FSRU conversion parts of $0.5 million, $0.5 million and $1.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification. These assets are classified within the Company's Vessel Operations segment.

During the year ended December 31, 2010, the Company identified events and changes in circumstances that indicated that the carrying value of its cost method investment in TORP Technology was not recoverable and accordingly, the Company fully impaired the investment and recognized an impairment charge of $3 million resulting in a $nil carrying value (see note 22).

9.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2012	2011	2010
Mark-to-market adjustment for interest rate swap derivatives (see note 32)	1,223	(10,057)	(5,295)
Interest rate swap cash settlements (see note 32)	(12,258)	(14,201)	(13,018)
Mark-to-market adjustment for foreign currency derivatives (see note 32)	6,485	(1,417)	(6,996)
Foreign exchange (loss) gain on capital lease obligations and related restricted cash, net	(5,645)	182	4,581
Financing arrangement fees and other costs	(1,766)	(930)	(6,743)
Loss on termination of lease financing arrangements	—	—	(7,777)
Amortization of deferred financing costs	(1,900)	(1,484)	(1,348)
Foreign exchange gain (loss) on operations	94	(945)	(1,473)
Other	4	(234)	(528)
	(13,763)	(29,086)	(38,597)

Finance arrangement fees and other costs of $6.7 million in 2010 arose mainly as a result of the restructuring of the lease financing arrangements relating to the Five Ships Leases in early 2010.  The Five Ships leases refers to leasing transactions that took place in April 2003, involving the sale of five 100 per cent owned subsidiaries to a financial institution in the UK.  The subsidiaries were established in Bermuda, to each own and operate one LNG carrier as their sole asset.  Simultaneous with the sale of the five entities, we leased each of the five vessels under separate lease agreements.  Following the termination of these arrangements in the fourth quarter of 2010, the related deferred financing charges were written off and a loss on termination of $7.8 million arising on the settlement of these obligations was recognized.

The foreign exchange (loss) gain on capital leases and related restricted cash arose as a result of the retranslation of the capital lease obligations and related restricted cash securing those obligations.

10.	TAXATION

The components of income tax expense (income) are as follows:

(in thousands of $)	2012	2011	2010
Current tax expense:
U.K.	2,101	2,733	1,030
Indonesia	6,828	—	—
Brazil	1,002	1,363	1,595
Total current tax expense	9,931	4,096	2,625
Deferred tax expense (income):
U.K.	91	886	(1,198)
Amortization of tax benefit arising on intra-group transfers of long term assets (see note 29)	(7,257)	(6,687)	—
Total income tax expense (income)	2,765	(1,705)	1,427

Bermuda

Under current Bermuda law, the Company is not required to pay income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees). The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

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

United Kingdom

Current taxation charge of $2.1 million, $2.7 million and credit of $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively, relates to taxation of the operations of the Company's United Kingdom subsidiaries, which includes amounts paid by one of the U.K. subsidiary's branch office in Oslo.  Taxable revenues in the U.K. are generated by U.K. subsidiary companies of Golar and are comprised of management fees received from Golar group companies as well as revenues from the operation of nine of Golar's vessels.  These vessels are sub-leased from other non-U.K. Golar companies, which in the case of three of the vessels are in turn leased from financial institutions. As of December 13, 2013, following the deconsolidation of Golar Partners, the Company no longer holds any capital leases.  As at December 31, 2012 the statutory rate in the U.K. was 24%.

As at December 31, 2012, the 2012 U.K. income tax returns have not been filed.  Accordingly, once filed the tax years 2008 to 2011 remain open for examination by the U.K. tax authorities.

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The company recorded deferred tax assets of $0.5 million and $0.6 million as of December 31, 2012 and 2011, respectively which have been classified as non-current and included within other long-term assets (see note 23).  These assets relate to differences for depreciation and net operating losses carried forward.

Indonesia

Current taxation charge of $6.8 million, $nil and $nil for the years ended December 31, 2012, 2011 and 2010, respectively, refers to taxation levied on the operations of Golar Partners' Indonesian subsidiary. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate.

Brazil

Current taxation charge of $1.0 million, $1.4 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, refers to taxation levied on Golar Partners' Brazilian operations.

Other jurisdictions

No tax has been levied on income derived from the Company's subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2012	2011
Deferred tax assets, gross and net	531	622

11.	EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2012, 2011 and 2010, assumes the conversion of potentially dilutive instruments. The exercise of stock options using the treasury stock method was dilutive for all the years presented below as the exercise price was lower than the share price. The convertible bonds using the if-converted method were dilutive for the year ending December 31, 2012 and, therefore, 3,539,493 shares were included from the denominator in the calculation.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2012	2011	2010
Net income attributable to Golar LNG Ltd stockholders – basic and diluted	971,303	46,650	384
Add: Interest expense on convertible bonds	11,358	—	—
	982,661	46,650	384

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2012	2011	2010
Basic earnings per share:
Weighted average number of shares	80,324	74,707	67,597
Weighted average number of treasury shares	—	—	(424)
Weighted average number of common shares outstanding	80,324	74,707	67,173

Diluted earnings per share:
Weighted average number of common shares outstanding	80,324	74,707	67,173
Effect of dilutive share options	380	326	220
Effect of dilutive convertible bonds	3,539	—	—
Common stock and common stock equivalents	84,243	75,033	67,393

Earnings per share are as follows:

	2012	2011	2010
Basic	$12.09	$0.62	$0.01
Diluted	$11.66	$0.62	$0.01

12.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2012, were as follows:

Year ending December 31,	Total
(in thousands of $)
2013	85,688
2014	79,388
2015	79,388
2016	40,613
2017	26,560
Total *	311,637

* This includes the minimum contractual revenues of $143.4 million relating to the Golar Maria which was sold to Golar Partners in February 2013.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2012 and 2011 were $620 million and $141.2 million, and $1,878 million and $392 million, respectively.

Rental expense

The Company is committed to making rental payments under operating leases for office premises.  The future minimum rental payments under the Company's non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2013	676
2014	556
2015	556
2016	556
2017	556
2018	232
Total minimum lease payments	3,132

Total rental expense for operating leases was $0.7 million, $1.0 million and $12.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. During 2010, the Company incurred charter hire payments to third parties for a contracted-in vessel that was accounted for as an operating lease that was terminated in September 2010.

13.	INVESTMENTS IN AFFILIATES

At December 31, 2012, the Company has the following participation in investments that are recorded using the equity method:

	2012	2011
Golar Partners (1) (3)	29.9%	—
Bluewater Gandria NV ("Bluewater Gandria") (2)	—	50%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Wilhelmsen Management AS ("Golar Wilhelmsen")	60%	60%

(1) Golar Partners and its subsidiaries were included in the Company's consolidated financial statements for all periods until December 13, 2012, following its first AGM upon which the majority of directors were elected by the common unitholders, Golar Partners was deconsolidated and the Company's interests in the subordinated units were accounted for under the equity method from that date (see note 5 for further details).

(2) In January 2012, Bluewater Gandria became a wholly-owned subsidiary of the Company pursuant to the purchase of the remaining 50% equity interest by the Company (see note 6).

(3) The Company held a 54.1% ownership in Golar Partners as of December 31, 2012. However the 29.9% interest refers to the Company's interests in the subordinated units which are subject to the equity method accounting.

The carrying amounts of the Company's investments in its equity method investments as at December 31, 2012 and 2011 are as follows:

(in thousands of $)	2012	2011

Golar Partners	362,064	—
Bluewater Gandria	—	17,143
ECGS	5,592	5,294
Golar Wilhelmsen	—	92
Equity in net assets of affiliates	367,656	22,529

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2012	2011
Cost	374,729	28,868
Dividend	(125)	—
Equity in net earnings of other affiliates	(6,948)	(6,339)
Equity in net assets of affiliates	367,656	22,529

Quoted market prices for ECGS and Golar Wilhelmsen are not available because these companies are not publicly traded. We hold various interests in Golar Partners (common units, subordinated units, general partner units and IDRs), however as discussed in detail in note 5, only the Company's interests on subordinated units have been accounted for under the equity method which are not listed but were fair valued at the deconsolidation date of December 13, 2012.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of December 31, 2012, it had a fleet of seven vessels managed by the Company.

In April 2011, the Company completed the IPO of Golar Partners and listed it on the Nasdaq Stock Exchange.

During the period from the IPO in April 2011 until the time of Golar Partner's first AGM on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first AGM, the majority of the board members became electable by the common unitholders and, accordingly, from this date Golar no longer retains the power to control the board of directors. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as a controlled subsidiary of the Company (see note 5).

As of December 31, 2012, the carrying amount of the investment in Golar Partners (subordinated units) accounted for under the equity method was $362.1 million. Refer to note 5 for details of deconsolidation including determining the fair value of the investment in Golar Partners and the treatment of the basis difference.

Bluewater Gandria

In July 2008, the Company acquired a 50% interest in the voting rights of Bluewater Gandria for an initial equity sum of $22.0 million.  Bluewater Gandria is an incorporated unlisted company, which owns an LNG carrier, the Golar Gandria, which was initially formed for the purposes of pursuing opportunities to develop offshore LNG FSRU projects.  Bluewater Gandria was jointly owned and operated together with a third party.  Accordingly, the Company adopted the equity method of accounting for its 50% investment in Bluewater Gandria, as it considered it had joint significant influence until January 2012 when Bluewater Gandria became a wholly-owned subsidiary of the Company pursuant to the purchase of the remaining 50% equity interest by the Company (see note 6).

On January 18, 2012, the Company acquired the remaining 50% equity interest for $19.5 million in its joint venture, Bluewater Gandria. At that point, Golar obtained control of Bluewater Gandria, and consequently, concluded that a business combination had occurred and consolidated Bluewater Gandria from that date onwards.

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

Dividends received for each of the years ended December 31, 2012 and 2011 were $0.1 million and $nil, respectively.

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

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2012
	Golar Wilhelmsen	ECGS	Golar Partners
Balance Sheet
Current assets	7,690	31,853	107,370
Non-current assets	—	1,368	1,403,604
Current liabilities	7,667	20,859	169,717
Non-current liabilities	—	1,183	1,099,713
Non-controlling interest	—	—	71,858

Statement of Operations
Revenue	4,245	61,769	286,630
Net (loss) income	(494)	849	127,141

14.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $nil and $0.6 million for the years ended December 31, 2012 and 2011, respectively.

15.	OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2012	2011
Prepaid expenses	1,318	3,219
Other receivables	3,991	1,243
Accrued interest income	—	373
	5,309	4,835

16.	NEWBUILDINGS

(in thousands of $)	2012	2011
Purchase price installments	418,062	186,159
Interest costs capitalized	13,897	3,610
Other costs capitalized	3,900	331
	435,859	190,100

As at December 31, 2012, the Company has entered into newbuilding contracts to construct eleven LNG carriers and two FSRUs at a total contract cost of $2.7 billion. See Note 34 for the expected timing of the remaining installments to be paid.

17.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2012	2011
Cost	771,945	1,584,365
Accumulated depreciation	(198,330)	(381,362)
Net book value	573,615	1,203,003

As at December 31, 2012, the Company owned six (2011: nine) vessels. The decrease in vessels is a result of the deconsolidation of Golar Partners, from December 13, 2012 (see note 5) offset by the acquisition of the Golar Gandria in January 2012 (see note 6).

Drydocking costs of $34.2 million and $39.8 million are included in the cost amounts above as of December 31, 2012 and 2011, respectively.  Accumulated amortization of those costs as of December 31, 2012 and 2011 were $12.9 million and $12.1 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $70.3 million, $54.3 million and $52.8 million, respectively.

As at December 31, 2012 and 2011, included in the above amounts is office equipment with a net book value of $1.8 million and $1.7 million, respectively.

As at December 31, 2012 and 2011, vessels with a net book value of $432.9 million and $1,188 million, respectively were pledged as security for certain debt facilities (see note 35).

18.	VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2012	2011
Cost	—	600,395
Accumulated depreciation and amortization	—	(98,491)
Net book value	—	501,904

As of December 31, 2012, the Company no longer operated any vessels under capital leases (2011: three). The decrease in vessels under capital leases is a result of the deconsolidation of Golar Partners, effective from December 13, 2012 (see note 5).

The drydocking costs and acumulated amortization included in the amounts above as of December 31, 2012 and 2011 were $nil and $9.9 million, respectively.  Accumulated amortization of those costs at December 31, 2012 and 2011 were $nil and $4.9 million respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2012, 2011 and 2010 was $15.8 million, $16.6 million and $16.1 million, respectively.

19.	DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument.  If a loan is repaid early any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.  The deferred charges are comprised of the following amounts:

(in thousands of $)	2012	2011
Debt arrangement fees and other deferred financing charges	6,335	14,860
Accumulated amortization	(2,271)	(5,291)
	4,064	9,569

Amortization of deferred charges for the years ended December 31, 2012, 2011 and 2010 was $1.9 million, $1.5 million and $1.5 million, respectively.

20.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Company's restricted cash and short-term investment balances are as follows:

(in thousands of $)	2012	2011
Restricted cash relating to projects	1,551	3,500
Golar Partners and subsidiaries' restricted cash
Total security lease deposits for lease obligations	—	190,516
Restricted cash and short-term investments relating to the Mazo facility	—	10,254
Restricted cash relating to the Freeze facility	—	9,012
	1,551	213,282

As of December 31, 2012, the Company's restricted cash relates only to bid bonds in respect of project tenders entered into by the Company. Some tenders require bid bonds to ensure that the bidder fully complies with the tender terms and conditions. Bid bonds are returned if the tender is unsuccessful or, if the contract is won, upon the signing of the contract or can be forfeited by the bidder if certain tender criteria are not fulfilled.

The decrease in restricted cash is a result of the deconsolidation of Golar Partners from December 13, 2012 (see note 5). As a result, Golar Partners has been considered an affiliate and not a controlled subsidiary of the Company and its restricted cash balances are not consolidated in the balance sheet as of December 31, 2012. Consequently, additional disclosures have not been included here.

Restricted cash does not include minimum consolidated cash balances of $25 million (see note 27) required to be maintained as part of the financial covenants in some of the Company's loan facilities, as these amounts are included in "Cash and cash equivalents".

The analysis of short-term restricted cash and short-term investments at December 31, 2012 and 2011 is as follows:

(in thousands of $)	2012	2011
Restricted cash relating to projects	1,551	3,500
Golar Partners and subsidiaries' restricted cash
Lease security deposits	—	5,246
Restricted cash and short-term investments relating to the Mazo facility (see note 27)	—	10,254
Restricted cash relating to the Freeze facility (see note 27)	—	9,012
Short-term restricted cash and short-term investments	1,551	28,012

21.	INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

	2012	2011
Golar Partners (see note 5)	352,861	—
GasLog	173	—
	353,034	—

The investment in Golar Partners represents its interest in the common units only, which includes an unrealized gain of $5.9 million.

GasLog, which is listed on the New York Stock Exchange, is an owner, operator and manager of liquefied natural gas (LNG) carriers.

22.	COST METHOD INVESTMENTS

	2012	2011
Golar Partners	191,177	—
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347
	198,524	7,347

The Company's investment in Golar Partners was $191.2 million, which relates to the Company's interests in the general partner units and IDR interests which were measured at fair value as of the deconsolidation date (see note 5 for further details).

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy.  As at December 31, 2012, the Company's investment in OLT-O was $7.3 million amounting to a 2.7% interest in OLT–O's issued share capital.

TORP Technology is a Norwegian registered unlisted company, which is involved in the construction of an offshore regasification terminal in the US Gulf of Mexico.  During December 2010, the Company identified events and changes in circumstances which indicated the carrying value of this investment was not recoverable. Therefore the Company fully impaired its investment in TORP Technology resulting in an impairment charge of $3.0 million in 2010.  Accordingly as of December 31, 2012 and 2011, the Company recognized a $nil carrying value for the investment but retains a 1.1% interest in the company's issued share capital.

23.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2012	2011
Deferred tax asset (see note 10)	531	622
Other long-term assets	6,238	6,324
	6,769	6,946

Other long-term assets include unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification.  Of these parts $8.4 million have been used internally for both the retrofitting of the NR Satu and to a lesser extent the Golar Freeze in 2009.  Since acquisition, the Company has recognized total impairment charges of $4.0 million (see note 8).  As of December 31, 2012 and 2011, the carrying value of these parts was $3.0 million and $3.5 million, respectively.

24.	ACCRUED EXPENSES

(in thousands of $)	2012	2011
Vessel operating and drydocking expenses	8,248	8,298
Administrative expenses	8,070	6,555
Interest expense	3,094	7,045
Provision for taxes	1,001	8,744
	20,413	30,642

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

In 2011, included within the provision for taxes was an amount of $6 million which related to tax arising on the termination of the leases relating to five vessels which crystallized in 2011 in connection with an intra-group transfer of the related long-term assets (see note 29). The full amount was settled in 2012.

25.	OTHER CURRENT LIABILITIES

(in thousands of $)	2012	2011
Deferred drydocking, operating cost and charterhire revenue	8,040	15,464
Mark-to-market interest rate swaps valuation (see note 32)	26,472	59,084
Mark-to-market currency swaps valuation (see note 32)	94	27,622
Current portion of the deferred tax benefit arising on intra-group transfer of long-term assets (see note 29)	3,156	7,256
Deferred credits from capital lease transactions (see note 29)	—	627
Other	244	928
	38,006	110,981

26.	PENSIONS

Defined contribution scheme
The Company operates a defined contribution scheme.  The pension cost for the period represents contributions payable by the Company to the scheme.  The charge to net income for the years ended December 31, 2012, 2011 and 2010 was $0.8 million, $0.8 million and $0.5 million, respectively.

In respect of its Norwegian employees of which there were 10 (2011: 13) as of December 31, 2012, the Company is required by Norwegian law to contribute into a multi-employer early retirement plan for the private sector.  Accordingly, the Company as a participant in a multi-employer plan recognizes as net pension cost the required contribution for the period and recognizes as a liability any unpaid contributions required for the period.

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

The Company uses a measurement date of December 31 for its pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2012	2011	2010
Service cost	429	459	485
Interest cost	2,361	2,729	2,891
Expected return on plan assets	(920)	(1,168)	(1,197)
Recognized actuarial loss	1,273	985	954
Net periodic benefit cost	3,143	3,005	3,133

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2013 is $1.4 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2012	2011
Reconciliation of benefit obligation:
Benefit obligation at January 1	52,430	51,056
Service cost	429	459
Interest cost	2,361	2,729
Actuarial loss	3,890	1,751
Foreign currency exchange rate changes	509	(114)
Benefit payments	(5,328)	(3,451)
Benefit obligation at December 31	54,291	52,430

The accumulated benefit obligation at December 31, 2012 and 2011 was $52.2 million and $51.0 million, respectively.

(in thousands of $)	2012	2011
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	14,846	17,605
Actual return on plan assets	1,807	(1,656)
Employer contributions	2,434	2,440
Foreign currency exchange rate changes	435	(92)
Benefit payments	(5,328)	(3,451)
Fair value of plan assets at December 31	14,194	14,846

(in thousands of $)	2012	2011
Projected benefit obligation	(54,291)	(52,430)
Fair value of plan assets	14,194	14,846
Funded status (1)	(40,097)	(37,584)

Employer contributions and benefits paid under the pension plans include $2.4 million paid from employer assets for each of the years ended December 31, 2012 and 2011.

(1) The Company's plans are composed of two plans that are both underfunded as at December 31, 2012 and 2011.

The details of these plans are as follows:

	December 31, 2012			December 31, 2011
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(9,718)	(44,573)	(54,291)	(9,839)	(42,591)	(52,430)
Fair value of plan assets	8,486	5,708	14,194	8,251	6,595	14,846
Funded status at end of year	(1,232)	(38,865)	(40,097)	(1,588)	(35,996)	(37,584)

The fair value of the Company's plan assets, by category, as of December 31, 2012 and 2011 were as follows:

(in thousands of $)	2012	2011
Equity securities	9,520	10,051
Debt securities	3,007	2,267
Cash	1,667	2,528
	14,194	14,846

The Company's plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy.

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2012	2011
Net actuarial loss	17,809	15,486

The actuarial loss recognized in the other comprehensive income is net of tax of $0.3 million for the year ended December 31, 2012 and $0.4 million for the years ended December 31, 2011 and 2010.

The asset allocation for the Company's Marine scheme at December 31, 2012 and 2011, and the target allocation for 2013, by asset category are as follows:

Marine scheme	Target allocation 2013 (%)	2012 (%)	2011 (%)
Equity	30-65	30-65	30-65
Bonds	10-50	10-50	10-50
Other	20-40	20-40	20-40
Total	100	100	100

The asset allocation for the Company's UK scheme at December 31, 2012 and 2011, and the target allocation for 2013, by asset category are as follows:

UK scheme	Target allocation 2013 (%)	2012 (%)	2011 (%)
Equity	70.0	72.5	72.5
Bonds	30.0	22.5	22.5
Cash	—	5.0	5.0
Total	100	100	100

The Company's investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

The Company is expected to make the following contributions to the schemes during the year ended December 31, 2013, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	617	1,800

The Company is expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2013	244	3,000
2014	244	3,000
2015	244	3,000
2016	244	3,000
2017	244	3,000
2018 - 2022	1,625	15,000

The weighted average assumptions used to determine the benefit obligation for the Company's plans at December 31 are as follows:

	2012	2011
Discount rate	4.10%	4.70%
Rate of compensation increase	2.96%	2.52%

The weighted average assumptions used to determine the net periodic benefit cost for the Company's plans for the year ended December 31 are as follows:

	2012	2011
Discount rate	4.10%	4.70%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.52%	2.49%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for the Company's plans for the years ending December 31, 2012 and 2011 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2012 and 2011.  For equities and other asset classes, the Company has applied an equity risk premium over ten year governmental bonds.

27.	DEBT

(in thousands of $)	2012	2011
Total long-term debt due to third parties	504,906	691,549
Total long-term debt due to related parties	—	80,000
Total long-term debt (including related parties)	504,906	771,549
Less: current portion of long-term debt due to third parties and related parties	(14,400)	(64,306)
Long-term debt (including related parties)	490,506	707,243

The outstanding debt as of December 31, 2012 is repayable as follows:

Year ending December 31,
(in thousands of $)
2013	14,400
2014	92,675
2015	91,900
2016	4,400
2017	301,531
Total	504,906

The Company's debt is denominated in U.S. dollars and bears floating interest rates.  The weighted average interest rate for the years ended December 31, 2012 and 2011 was 3.97% and 2.59%, respectively.

As of December 31, 2012 and 2011, the margins Golar pays under its loan agreements are over and above LIBOR at a fixed or floating rate range from to 0.70% to 0.95% (excluding the Convertible bonds which does not have a margin) and 0.70% to 3.50%, respectively.

At December 31, 2012 and 2011, the Company's debt was as follows:

(in thousands of $)	2012	2011	Maturity date
World Shipholding revolving credit facility (a related party)	—	80,000	2013
Golar Maria facility	89,525	94,525	2014
Golar Arctic facility	96,250	101,250	2015
Golar Viking facility	90,800	95,200	2017
Convertible bonds	228,331	—	2017
Golar Partners and subsidiaries' loans:
Mazo facility	—	38,932	2013
Golar LNG Partners credit facility	—	257,500	2018
Golar Freeze facility	—	104,142	2018
	504,906	771,549

World Shipholding revolving credit facility (a related party)

In April 2011, the Company entered into a $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. The Company drew down a total amount of $80 million in the period to December 2011. In January 2012, February 2012 and May 2012, the revolving credit facility was amended to $145 million, $250 million and $120 million, respectively, without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. As of December 31, 2012 the Company has not drawn down on the facility. The facility is unsecured and bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility.

Golar Maria facility

In April 2006, the Company entered into a $120 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin and is repayable in quarterly installments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014, with a revised final balloon payment of $80.8 million due in December 2014.

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

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which the Company then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that investor bank is required to pay fixed interest to Golar.  The interest payments to Golar by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, the Company has concluded that Golar is the primary beneficiary of Investor Bank and accordingly has consolidated it into the Golar group.  Accordingly, as at December 31, 2012, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between Golar and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Convertible Bonds

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. Accordingly, on inception we recognized a liability of $221.9 million and an equity portion of $25 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55. The Company declared dividends of $1.60 during the year. The conversion price was adjusted from $55 to $52.29 effective on December 5, 2012.

The Company has a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 4,780,901 shares would be issued if the bonds were converted at the conversion price of $52.29 as at December 31, 2012.

The bond may be converted to the Company's ordinary shares by the holders at any time starting on the forty first business day of the issuance until the tenth business day prior to March 7, 2017.

Golar Partners and subsidiaries loans

From December 13, 2012, Golar Partners has been considered as an affiliate of the Company and not as a controlled subsidiary of the Company. As a result, Golar Partners and its loans are not consolidated in the Company's balance sheet as of December 31, 2012, and consequently, additional disclosures for Golar Partners' loans for 2012 have not been included.

Debt restrictions

Certain of the Company's debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, the Company's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders.  In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions, Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis.

In April 2013, Golar Partners received waivers relating to breach of covenants with respect to two debt facilities held by Golar Partners, Golar LNG Partners credit facility and the Golar Freeze facility, relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of  common unitholders on December 13, 2012, Golar ceased to control the Partnership's board of directors as the majority of board members became electable by the common unitholders . Absent these waivers, Golar Partners would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of the Partnership's board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended. Except for Golar Partners violation of this covenant, the Company was in compliance with all the covenants under its various loan agreements. In connection with the grant of such a waiver, in order to avoid any such default that could occur in the future, the definition of a change of control are being amended.

In March 2012, Golar Partners received a waiver relating to its requirement to comply with its consolidated net worth covenants as of December 31, 2011. Absent this waiver, Golar Partners, would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of Golar Partners' acquisition of the entities that own and operate the Golar Freeze from Golar that required accounting as a reorganization of entities under common control. In connection with the grant of such waiver, the credit facility was amended to permit, in connection with up to two such additional acquisitions, the addition to Golar Partners' consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation).

28.	CAPITAL LEASES

(in thousands of $)	2012	2011
Total long-term obligations under capital leases	—	405,843
Less: current portion of obligations under capital leases	—	(5,909)
Long term obligations under capital leases	—	399,934

From December 13, 2012 onwards, Golar Partners has been considered as an affiliate of the Company and not a controlled subsidiary, as a result, its capital leases are not consolidated in the Company's balance sheet as of December 31, 2012, and consequently, additional disclosures for Golar Partners' capital leases have not been included here. Accordingly, as of December 31, 2012, the Company no longer operated any vessels under capital leases (2011: three).

29.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2012	2011
Tax benefits on intra-group transfers of long-term assets	9,022	56,628
Pension obligations (see note 26)	40,097	37,584
Deferred credits from capital lease transactions	—	19,153
Guarantees issued to Golar Partners (see note 5)	23,265	—
Other	131	132
	72,515	113,497

Tax benefits arising on intra-group transfers of long-term assets arose from transactions between controlled entities in respect of five vessels, the Golar Freeze, Golar Spirit, Gimi, Hilli and NR Satu that generated a permanent tax benefit for the Company. The tax benefits are being amortized through the tax line of the statement of operations over the remaining useful lives of the vessels (see note 10).  $12 million of the liabilities in respect of the termination of leases relating to five vessels were transferred and recorded in "accrued expenses – provision for taxes" (see note 24) of which $6 million was paid in 2011 and the remaining $6 million paid in 2012. Pursuant to the deconsolidation of Golar Partners, the tax benefits on the intra-group tranfers of long-term assets relating to the Golar Freeze, Golar Spirit and the NR Satu were written off and recognized as part of the gain on loss of control (see note 5).

Deferred credits from capital lease transactions

(in thousands of $)	2012	2011
Deferred credits from capital lease transactions	—	24,691
Less: Accumulated amortization	—	(4,911)
	—	19,780
Short-term (see note 25)	—	627
Long-term	—	19,153
	—	19,780

In connection with certain leases the Company entered into in 2003, the Company initially recorded an amount representing the difference between the net cash proceeds received upon the sale of the vessels and the present value of the minimum lease payments. The deferred credits represented the upfront benefits derived from undertaking finance in the form of UK leases. The amortization of the deferred credit for the year were offset against depreciation and amortization expense in the statement of operations and amortized over the useful economic lives of the vessels on a straight-line basis. As of December 31, 2011, pursuant to lease terminations in 2010, the deferred credits related only to the Methane Princess Lease. Accordingly, following the deconsolidation of Golar Partners as of December 13, 2012, these deferred credits were no longer consolidated in the Company's balance sheet.

Amortization for the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $0.6 million and $3.9 million, respectively.

30.	EQUITY OFFERINGS/TRANSACTIONS WITH LISTED SUBSIDIARIES

Golar Partners

The following table summarizes the issuances of common units of Golar Partners:

				Public Offering
Date	Number of Common Units Issued[1]	Number of Common Units Issued to the Company	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Company's Ownership in Golar Partners after the Offering[3]
April 2011 (IPO)	13,800,000	9,327,254	$22.50	310,500	287,795	65.4%
July 2012	6,325,000	969,305	$30.95	188,485	187,138	57.5%
November 2012	4,300,000	1,524,590	$30.50	131,150	129,981	54.1%

1 Pertains to common units issued by Golar Partners to the public.
2 Gross and net proceeds from Golar Partners' public offering (excluding proceeds received from Golar's participation in the concurrent private placement).
3 Includes the general partner interest of the Company in Golar Partners.

The following table summarizes the sale of the Company's vessel interests to Golar Partners since its IPO:

	2012		2011
(in millions of $)	Golar Grand	NR Satu	Golar Freeze
Sales price	176.8	388.0	231.3
Less: Net assets transferred	(43.1)	(255.7)	(65.5)
Excess of sales price over net assets transferred	133.7	132.3	165.8
Additions to Golar's stockholders' equity and noncontrolling interest	88.3	85.8	96.7

These transactions were deemed to be concluded between entities under common control accordingly, no gain or loss was recognized by the Company.

Golar Freeze

On October 19, 2011, the Company sold its 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt to Golar Partners. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.3 million of which $222.3 million was financed by vendor financing from Golar.
NR Satu

On July 19, 2012, the Company sold its equity interests in certain subsidiaries which own and operate the NR Satu to Golar Partners. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million vendor financing from Golar.

Golar Grand

On November 8, 2012, the Company sold its equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

Golar LNG Energy Limited ("Golar Energy")

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
In connection with the above transactions described above, in May 2011, the remaining outstanding 5.4 million options in Golar Energy were cancelled and exchanged for options in Golar.

31.	SHARE CAPITAL AND SHARE OPTIONS

The Company's ordinary shares are listed on the Nasdaq Stock Exchange. The Company delisted from the Oslo Stock Exchange on August 30, 2012.

As at December 31, 2012 and December 31, 2011, authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2012	2011
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2012	2011
80,503,364 (2011: 80,236,252) outstanding issued common shares of $1.00 each	80,504	80,237

The Company issued 0.3 million and 0.8 million common shares upon the exercise of stock options in December 31, 2012 and 2011, respectively.  In addition, a further 11.6 million shares were issued in 2011 in relation to the acquisition of the non-controlling interest in Golar Energy.

Treasury shares

In November 2007, the Company's board of directors approved the buyback of up to a maximum of 1.0 million shares in the Company. As at December 31, 2012, a further 0.3 million shares in the Company maybe repurchased. The holding of treasury shares is held in connection with the Company's share options plans.

The number of treasury shares held by the Company is as follows:

(Number of shares in thousands)	2012	2011	2010
At January 1	—	150	450
Disposed of during the year	—	(150)	(300)
At December 31	—	—	150

(In thousands of $)	2012	2011	2010
At December 31:
Book value of treasury shares	—	—	2,280
Market value of treasury shares	—	—	2,245

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

In connection with the delisting of Golar Energy, previously granted options for 5.4 million shares in Golar Energy were cancelled in May 2011 and concurrently replaced with 0.9 million new options in Golar. There were no changes in the terms of the options except that the exchange of shares was equal to one Golar LNG share for every 6.06 Golar Energy share. This has been accounted for as a modification of previous awards of equity instruments.  However, the Company recorded no difference between the total incremental cost of the original and modified options as the fair value of the options modified was below the fair value of the original options granted.

As at December 31, 2012, 2011 and 2010, the number of options outstanding in respect of Golar shares was 0.6 million, 0.8 million and 1.0 million, respectively.

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

In June 2011, in connection with the delisting of Golar Energy, previously granted options for 5.4 million shares in Golar Energy were cancelled and concurrently replaced with new options in Golar (as discussed above).  Accordingly as of December 31, 2012 and 2011, there were nil options outstanding under the Energy scheme.  For the prior year ended December 31, 2010, there were 6.1 million options for Golar Energy shares outstanding.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	2012	2011	2010
Risk free interest rate	2.0%	1.8%	2.0%
Expected volatility of common stock	56.9%	53.2%	56.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	2.6 years	2.6 years	3.5 years

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

A summary of option activity (including Golar Energy options prior to cancellation in May 2011) as at December 31, 2012, 2011 and 2010, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2009	5,487	$4.51
Granted during the year	2,323	$1.62
Exercised during the year	(531)	$7.81
Options outstanding at December 31, 2010	7,279	$2.96	2.0
Exercised during the year	(1,604)	$7.46
Forfeited during the year	(285)	$5.43
Options exchanged
- Golar Energy option exchanged and cancelled	(5,438)	$1.95
- Golar LNG options issued	897	$11.84
Options outstanding at December 31, 2011	849	$10.11	1.2
Exercised during the year	(267)	$1.54
Forfeited during the year	(1)	$8.54
Options outstanding at December 31, 2012	581	$7.86	0.8

Options exercisable at:
December 31, 2012	323	$8.46	0.3
December 31, 2011	299	$9.94	0.3
December 31, 2010	2,217	$4.66	1.1

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

The intrinsic value of share options exercised in the years ended December 31, 2012, 2011 and 2010 was $6.3 million, $14.9 million and $3.5 million, respectively.

As at December 31, 2012, the intrinsic value of share options that were both outstanding and exercisable was $16.8 million (2011: $29.2 million).

The total fair value of share options vested in the years ended December 31, 2012, 2011 and 2010 was $4.8 million, $6.3 million and $1.8 million, respectively.

Compensation cost of $1.4 million, $2.0 million and $1.9 million has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, the total unrecognized compensation cost amounted to $0.6 million (2011: $1.9 million) relating to options outstanding is expected to be recognized over a weighted average period of 0.78 years.

32.	FINANCIAL INSTRUMENTS

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

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  The Company hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2012, the Company does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

During the years ended December 31, 2012, 2011 and 2010 the Company recognized a net loss of $0.5 million, $0.6 million and $0.4 million, respectively, in earnings relating to the ineffective portion of its interest rate swap agreements designated as hedges.

As of December 31, 2012, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	180,104	2014-2015	3.57% to 4.52%

As of December 31, 2012, the notional principal amount of the debt outstanding subject to such swap agreements was $180.1 million (2011: $899.1 million).

The effect of cash flow hedging relationships relating to interest rate swap agreements on the consolidated statements of operations is as follows:

(in thousands of $)	Effective portion Gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments location	2012	2011	2010	2012	2011	2010
Interest rate swaps Other financial items, net	—	—	—	$(535)	$(632)	$(427)

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in equity is as follows:

(in thousands of $)	Amount of gain/(loss) recognized in other comprehensive income on derivative (effective portion)
Derivatives designated as hedging instruments	2012	2011	2010
Interest rate swaps	1,547	1,024	(8,578)

As of December 31, 2012, the Company's accumulated other comprehensive loss included $6.8 million of unrealized losses on interest rate swap agreements designated as cash flow hedges.

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

In October 2012, Golar Partners issued NOK denominated senior unsecured bonds in which Golar participated in. In order to hedge the Company's exposure, the Company entered into a currency swap that converts its NOK bonds to USD in a fixed rate. The swap hedges the full amount of the NOK bonds.

Fair values
The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

	Fair value	2012	2012	2011	2011
(in thousands of $)	Hierarchy(1)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	424,714	424,714	66,913	66,913
Restricted cash and short-term investments	Level 1	1,551	1,551	213,282	213,282
Investment in available-for-sale securities	Level 1	353,034	353,034	—	—
Cost method investments	Level 3	198,524	N/a	7,347	N/a
Amounts due from Golar Partners	Level 1	34,953	36,109	—	—
Long-term debt – convertible bond (1)	Level 1	228,331	251,250	—	—
Long-term debt – floating (1)		276,575	276,575	771,549	771,549
Obligations under capital leases (1)		—	—	405,843	405,843
Derivatives:
Interest rate swaps liability (2) (3)	Level 2	26,472	26,472	59,084	59,084
Foreign currency swaps liability (3)	Level 2	970	970	27,622	27,622

(1) The Company's debt and capital lease obligations were recorded at amortized cost in the consolidated balance sheet.
(2) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.
(3) The fair value/carrying value of interest rate swap agreements that qualify and are designated as a cash hedge as at December 31, 2012 and 2011, was $12.9 million (with a notional value of $180.1 million) and $25.9 million (with a notional value of $436.3 million), respectively. The expected maturity of these interest rate agreements is from June 2014 to April 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Certain methods and assumptions were used to estimate the fair value of each class of financial instruments. The carrying amounts of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short maturity of those instruments.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since restricted cash bears variable interest rates which are reset on a quarterly basis and short-term investments are placed for periods of less than six months.

The carrying amount of the investment in available-for-sale ("AFS") securities reported in the balance sheet represents unrealized gains and losses on these securities, which are recognized directly in equity unless an unrealized loss is considered "other than temporary" in which case it is transferred to the statement of operations. The basis of valuation of the investment is AFS securities is at market value.

The carrying value of cost method investments refers to the Company's holdings in Golar Partners (representing the general partner units and IDRs which were measured at fair value as of the deconsolidation date December 13, 2012 (see note 5)) and OLT‑O. As at December 31, 2012, the Company did not identify any events or changes in circumstances that would indicate the carrying values of its investments in Golar Partners and OLT‑O were not recoverable.  Accordingly, the Company did not estimate the fair values of these investments as at December 31, 2012.

The amounts due from Golar Partners refers to the Company's participation in the high yield bonds issued by Golar Partners in October 2012. The estimated fair value of our participation in the high yield bond is based on the quoted market price as at the balance sheet date.

As of December 31, 2012, the estimated fair value for the liability component of the unsecured convertible bonds entered into in March 2012 is based on the quoted market price as at the balance sheet date.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.  The fair value of the fixed rate long-term debt is estimated to be equal to the carrying value.

The estimated fair values of obligations under capital leases were considered to be equal to the carrying value since they bore interest at rates, which are reset on a quarterly basis.

The estimated fair value of the financial guarantees is considered to be equal to the carrying amount. The financial guarantees were fair valued as of the deconsolidation date December 13, 2012 (see note 5). The Company did not identify any material changes in the fair value of the financial guarantees as at December 31, 2012.

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

Assets measured at Fair Value on a Nonrecurring Basis

The Company recorded an impairment loss of $0.5 million, $0.5 million and $1.5 million in 2012, 2011 and 2010, respectively. The impairment loss refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification. As at December 31, 2012, these parts were measured at an estimated fair value of $3 million, which was determined using level two inputs being the carrying cost of these parts less the impairment loss, which was calculated based on the estimated market value of these parts.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA, and Fokus Bank.  However, the Company believes this risk is remote.

The Company has a substantial equity investment in its former subsidiary, Golar Partners, that from December 13, 2012 is accounted for as an affiliate and not a controlled subsidiary of the Company.  As of December 31, 2012, the Company's ownership interest was 54.1% and the aggregate value of the investments recorded in the Company's balance sheet as of December 31, 2012 was $906.1 million being the aggregate of its ownership interest (common, subordinated and general partner interests) plus IDRs. Accordingly, the value of our investment and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as the Company and as of December 31, 2012 had a fleet of seven vessels as managed by the Company operating under medium to long-term charters with a concentrated number of charterers; BG Group, Petrobras, Pertamina, DUSUP and PT Nusantara Regas.

There is a concentration of supplier risk with respect to the Company's 13 newbuilds of which 11 are currently under construction by Samsung Heavy Industries Co Ltd ("Samsung") and two currently under construction by Hyundai Samho Heavy Industries Co., Ltd ("Hyundai") as at December 31, 2012.  However, the Company believes this risk is remote as Samsung and Hyundai are global leaders in the shipbuilding sector.  As is typical with newbuilding contracts, the Company has entered into refund guarantee agreements with several banks.

33.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues/expenses: The following revenues and expenses presented below have largely been eliminated upon consolidation of Golar Partners through to December 13, 2012:

(in thousands of $)	2012	2011	2010
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees* (i)	2,876	1,576	—
Ship management fees* (ii)	4,222	4,146	3,826
Interest income on vendor financing loan - Golar Freeze (iii)	11,921	3,085	—
Interest income on vendor financing loan - NR Satu* (iv)	4,737	—	—
Interest income on high-yield bonds* (v)	575	—	—
Interest income on Golar Energy loan (vi)	829	—	—
Total	25,160	8,807	3,826

* The net effect to the Company's consolidated statement of operations for the year ended December 31, 2012 was an aggregate income of $1.5 million.

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2012 and 2011 consisted of the following:

(in thousands of $)	2012	2011*
Trading balances due to Golar and affiliates (vii)	2,031	3,235
Golar LNG vendor financing loan (iii)	—	(222,310)
High-yield bonds (v)	34,953	—
	36,984	(219,075)

*The balances with Golar Partners and subsidiaries as of December 31, 2011 were eliminated upon consolidation.

(i) Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

(ii) Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(iii) Vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, Golar Partners entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012.

(iv) Vendor financing loan - NR Satu - In July 2012, in connection with the purchase of the NR Satu, Golar Partners entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million has been drawn down in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012.

(v) High-yield bonds - In October 2012, Golar Partners completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, approximately $35 million was issued to Golar.

(vi) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar Energy. The loan was unsecured, repayable on demand and bears interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by Golar Partners, including Golar Singapore, were extinguished.

(vii) Trading balances -Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners including ship management and administrative service fees due to Golar.

Other transactions:

a) $20 million revolving credit facility: On April 13, 2011, Golar Partners entered into a $20 million revolving credit facility with Golar. The facility matures in December 2014 and is unsecured and interest-free. As of December 31, 2012, Golar Partners had not borrowed under the facility.

b) Dividends to non-controlling interests:

(in thousands of $)	2012	2011	2010
Faraway Maritime Shipping Company	1,800	2,400	3,120
Golar Partners	30,282	10,132	—
	32,082	12,532	3,120

Faraway Maritime Shipping Company owns the vessel, the Golar Mazo.  Golar Partners held a 60% equity interest in the Company, with the remaining 40% interest held by CPC Corporation, Taiwan.

In April 2011, the Company's ownership interest in its former subsidiary fell to 65.4%.  Further to Golar Partners follow-on equity offerings in 2012, the Company's ownership interest fell to 54.1% as of December 31, 2012.

Accordingly, since its IPO in April 2011, Golar Partners had declared and paid quarterly distributions amounting to $47.3 million and $19.1 million to the Company in each of the years ended December 31, 2012 and 2011, respectively.

c) Disposals to Golar Partners: Since Golar Partners' IPO in April 2011, the Company has disposed of equity interests in certain subsidiaries which own or lease and operate the Golar Freeze, the NR Satu and the Golar Grand to Golar Partners. These transactions were deemed to be concluded between entities under common control and, thus the gain on disposal was recorded as an equity transaction (see note 30). Pursuant to the deconsolidation of Golar Partners from December 13, 2012, commencing with the disposal of interests in its subsidiary in Golar Maria in February 2013, the Company will recognize a gain in its consolidated statement of operations.

d) Golar Grand option: In connection with the disposal of the Golar Grand in November 2012, the Company entered into an Option Agreement with Golar Partners. Under the Option Agreement, in the event BG does not extend their charter for the vessel for an additional three years, Golar Partners has an option to require the Company to charter-in the Golar Grand under a time charter expiring in October 2017.

Indemnifications and guarantees:

e) Tax lease indemnifications: Under the Omnibus Agreement, Golar has agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the UK tax leases or in relation to the lease restructuring terminations in 2010, the Company has agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is unknown as the determination of this amount is dependent on the Company's intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2012, the Company provided for $11.5 million in respect of the tax lease indemnification to Golar Partners (refer to note 5).

f) Environmental and other indemnifications: Under the Omnibus Agreement, Golar has agreed to indemnify Golar Partners until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to Golar Partners to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify Golar Partners for any defects in title to the assets contributed or sold to Golar Partners and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct Golar Partner's business, which liabilities arise within three years after the closing of its IPO on April 13, 2011.

g) Performance guarantees: The Company issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo.

The maximum potential exposure in respect of the performance guarantees issued by the Company is unknown as these matters cannot be absolutely determined.  The likelihood of triggering the performance guarantees is remote based on the past performance of the Company's fleet.

h) Debt guarantee: The debt guarantees were issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries.  The liability is being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items".

As of December 31, 2012, the Company guaranteed $544.6 million of Golar Partner's long-term debt and capital lease obligations, net of restricted cash.  All of the facilities and lease obligations guaranteed by Golar are secured on specific vessels.  As at December 31, 2012, these vessels have higher market values than the carrying amounts of the facilities and capital lease obligations to which the vessels are secured against.

i) Legal claim: Refer to discussion in note 35 - NR Satu related claim.

Omnibus Agreement

In connection with the IPO of Golar Partners, the Company entered into an Omnibus Agreement with Golar Partners governing, among other things, when the Company and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, the Company agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years, that it may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, as described further, the Omnibus agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from the Company.

b) Net (expenses) income (due to) from other related parties (excluding Golar Partners):

(in thousands of $)	2012	2011	2010
Frontline Ltd. and subsidiaries ("Frontline") (i)	(325)	(972)	(984)
Seatankers Management Company Limited ("Seatankers") (i)	31	(64)	(62)
Ship Finance AS ("Ship Finance") (i)	4	190	161
Bluewater Gandria (ii)	—	125	—
Golar Wilhelmsen (iii)	—	(2,816)	—
World Shipholding (iv)	(2,961)	(2,302)	(532)

Receivables (payables) from related parties (excluding Golar Partners):

(in thousands of $)	2012	2011
World Shipholding
- Loan (iv)	—	(80,000)
- Other (v)	—	(21,134)
Frontline	(143)	181
Seatankers	(12)	(44)
Ship Finance	2	48
Bluewater Gandria	—	125
	(153)	(100,824)

i. Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.   Frontline, Seatankers and Ship Finance and World Shipholding are each subject to significant influence or the indirect control of Trusts established by our chairman, John Fredriksen, for the benefit of his immediate family.

ii. Bluewater Gandria - In January 2012, the Company acquired the remaining 50% in its joint venture, Bluewater Gandria, which owns the vessel, the Gandria, for a total consideration of $19.5 million. As a result of this transaction, Bluewater Gandria is now a wholly-owned subsidiary of the Company. Refer to note 6 for further details of the acquisition. The charges to Bluewater for the year ended December 31, 2011 related to agency fees.

iii. As of December 31, 2012 the Company held a 60% ownership interest in Golar Wilhelmsen, which it accounts for using the equity method (see note 13).  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

iv. World Shipholding revolving credit facility - Following the termination of the Company's $80 million credit facility with the Company's major shareholder, World Shipholding in March 2011, the Company entered into a new $80 million revolving credit facility with a company related to World Shipholding. The Company drew down a total amount of $80 million in the period to December 2011. In January 2012, February 2012 and May 2012, the revolving credit facility was extended to $145 million, $250 million and $120 million, respectively, without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from Golar Partners from the sale of the companies that own and operate the NR Satu. The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% of any undrawn portion of the credit facility. The facility is available until September 2013.

For each of the years ended December 31, 2012, 2011 and 2010, included within net expenses due to World Shipholding, include loan interest and commitment fees of $0.8 million, $1.9 million and $0.3 million, respectively.

v. Unpaid dividends to World Shipholding - the $21.1 million of unpaid dividends relating to 2011 were settled in March 2012 along with the interest accruing on the balance. The interest incurred on the unpaid dividends amounted to $0.2 million for the year ended December 31, 2012.

34.	CAPITAL COMMITMENTS

Newbuilding Contract

In 2011, we entered into newbuilding contracts for the construction of seven LNG carriers and two FSRUs with the Korean shipyard Samsung. In 2012, the Company entered into a further four newbuild contracts bringing the total vessels on order to eleven LNG carriers and two FSRUs. Five of these vessels including a FSRU are scheduled to be delivered in 2013, seven vessels including a FSRU are scheduled to be delivered in 2014 and the remaining vessel is delivered in 2015. The total cost of the 13 vessels is approximately $2.7 billion of which $2.3 billion remains outstanding as at December 31, 2012.

As at December 31, 2012, the estimated timing of the payments in connection with these newbuildings is due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2013	1,107,170
Payable within 12 months to December 31, 2014	1,038,715
Payable within 12 months to December 31, 2015	120,960
2,266,845

As discussed in note 1, as at December 31, 2012, the Company did not have facilities in place to finance its newbuilding program.  As of April 27, 2013 the Company required additional financing of approximately $2 billion to fund its newbuild construction commitments.

35.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2012	December 31, 2011
Book value of vessels secured against long-term loans and capital leases	432,867	1,431,050

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

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the lease restructuring subsequent terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the UK revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred in respect of our lease financing transactions including the restructuring and subsequent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  Six UK tax leases we entered into during 2003 were structured so that a cash benefit was received up front (in total a gross amount before deduction of fees of approximately £41 million British pounds, or GBP).   Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. In addition the Company entered into two further UK tax leases, but these accrue benefit over the term of the leases. Pursuant to the deconsolidation of Golar Partners from December 13, 2012, the Company accounts for Golar Partners under the equity method and therefore the capital lease obligations relating to these remaining three UK tax leases are not consolidated into the Company's balance sheet as of December 31, 2012.

Under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, the Company has agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangement and the termination thereof. However, this does not extend to that of the Golar Winter and the Golar Grand leases, as the leases are with a different lessor and the Company did not receive any upfront cash benefit in respect of these leases, but rather the benefits accrue over the term of the leases in the form of less expensive financing.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the UK tax leases or in relation to the lease restructuring terminations in 2010, the Company has agreed to indemnify Golar Partners.

Legal proceedings and claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.
A provision will be recognized in the financial statements only where the Company believes that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

NR Satu related claim

PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date no suit has been filed and Golar Partners is of the view were the claim to be filed with the Indonesian authorities any resolution could potentially take years to resolve. Golar Partners believes that it has meritorious defences against these claims and therefore as of December 31, 2012 has not recorded  any provision. Golar Partners is unable to estimate the possible loss given the early stages of the claim, but based on indicative numbers provided by the claimant the maximum amount of loss would be $9.6 million. Nevertheless in the event any such claim were successful against Golar Partners, under the indemnity provisions of the Time Charter Party, Golar Partners believes it has full recourse against the charterer. As part of the disposal of the NR Satu in July 2012 by the Company, Golar has also agreed to indemnify Golar Partners against any such losses.

Golar Viking related claim

In January 2011, Qatar Gas trading Company Limited ("Nakilat") chartered the Golar Viking from the Company for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against Golar claiming damages of $20.9 million for breach of contract, including that of early termination of the charter.  The Company believes that it has strong arguments to defend itself against any such claims,  accordingly, as of December 31, 2012, has not recorded any provision. Given the arbitration proceedings have only commenced, it is possible that the outcome of the arbitration proceedings may result in a loss of anything up to a maximum of $20.9 million.

Other

In December 2005, the Company signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2012, the Company had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

36.	SUBSEQUENT EVENTS

Golar Partners made a final cash distribution of $0.50 per unit in February 2013 in respect of the quarter ended December 31, 2012, of which Golar received $14.4 million of dividend income in relation to the Company's common units, general partner units and IDRs held at the record date.

On February 5, 2013, Golar Partners closed its third post IPO public offering of 3,900,000 common units at a price of $29.74 per common unit. In addition, the Company maintained its 2% general partner interest and subscribed to 416,947 common units in a concurrent private placement, also at a price of $29.74 per unit. The net proceeds to Golar Partners from these offerings were approximately $180.6 million. Following the closing, the Company's total ownership interest in Golar Partners is approximately 50.9%.

On February 7, 2013, Golar completed its sale of its equity interest in the company that owns and operates the LNG carrier Golar Maria to Golar Partners for the price of $215 million. As consideration, Golar Partners assumed $89.5 million of bank debt in respect of the Golar Maria and paid Golar the balance of $125.5 million in cash using the proceeds of its recent equity offerings on February 2013.

GOLAR LNG PARTNERS

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	A-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2012, 2011 and 2010	A-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	A-4
Consolidated and Combined Carve-Out Balance Sheets as of December 31, 2012 and 2011	A-5
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	A-6
Consolidated and Combined Carve-Out Statements of Changes in Partners' Capital/Owners' and Dropdown Predecessor Equity for the years ended December 31, 2012, 2011 and 2010	A-7
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	A-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the accompanying consolidated and combined carve-out balance sheets and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in partners' capital/owners' and dropdown predecessor equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries (the “Partnership”) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom
April 30, 2013

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands of $, except per unit amounts)

	Notes	2012	2011	2010
Operating revenues
Time charter revenues		286,630	225,452	205,808
Total operating revenues		286,630	225,452	205,808
Operating expenses
Vessel operating expenses		45,474	39,212	38,516
Voyage expenses		4,471	785	6,343
Administrative expenses		7,269	8,235	7,457
Depreciation and amortization		51,167	45,316	43,106
Impairment of long-term assets	8	—	—	1,500
Total operating expenses		108,381	93,548	96,922
Operating income		178,249	131,904	108,886
Financial income (expense)
Interest income		1,797	1,640	3,998
Interest expense		(38,090)	(19,581)	(20,300)
Other financial items, net	9	(5,389)	(18,521)	(27,855)
Net financial expenses		(41,682)	(36,462)	(44,157)
Income before income taxes and non-controlling interest		136,567	95,442	64,729
Income taxes	10	(9,426)	(45)	(1,212)
Net income		127,141	95,397	63,517
Net income attributable to non-controlling interest		(10,723)	(9,863)	(9,250)
Net income attributable to Golar LNG Partners LP Owners		116,418	85,534	54,267
Dropdown Predecessor's interest in net income (loss) (note 1)		28,015	21,937	(3,467)
General Partner's interest in net income		2,750	1,272	1,155
Limited Partners' interest in net income		85,653	62,325	56,579
Earnings per unit:	27
Common unit (basic and diluted)		2.08	1.89	1.54
Subordinated unit (basic and diluted)		1.85	1.16	1.31
General partner unit (basic and diluted)		2.00	1.59	1.45
Cash distributions declared and paid per unit (1)		1.78	0.73	—

(1)	Refers to cash distributions declared and paid in the period.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(in thousands of $)

	2012	2011	2010
Net income	127,141	95,397	63,517
Other comprehensive (loss) income:
Unrealized net (loss) gain on qualifying cash flow hedging instruments	(3,950)	934	(2,302)
Other comprehensive (loss) income	(3,950)	934	(2,302)
Comprehensive income	123,191	96,331	61,215
Comprehensive income attributable to:
Owners' and Dropdown Predecessor Equity	112,468	86,468	51,965
Non-controlling interest	10,723	9,863	9,250
	123,191	96,331	61,215

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011
 (in thousands of $)

	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		66,327	49,218
Restricted cash and short-term investments	17	30,900	24,512
Trade accounts receivable	12	—	173
Other receivables, prepaid expenses and accrued income	13	4,336	2,626
Amounts due from related parties	25	3,883	3,235
Inventories		1,924	1,074
Total current assets		107,370	80,838
Long-term assets
Restricted cash	17	190,523	185,270
Vessels and equipment, net	14	707,147	662,021
Vessels under capital leases, net	15	485,632	501,903
Deferred charges	16	15,023	7,742
Other non-current assets	18	5,279	39
Total assets		1,510,974	1,437,813
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	21	64,822	49,906
Current portion of obligations under capital leases	22	5,837	5,909
Trade accounts payable		3,407	790
Accrued expenses	19	26,530	12,448
Amounts due to related parties	25	4,429	—
Other current liabilities	20	64,692	70,216
Total current liabilities		169,717	139,269
Long-term liabilities
Long-term debt	21	639,697	350,668
Long-term debt due to related parties	25	34,953	222,310
Obligations under capital leases	22	406,534	399,934
Other long-term liabilities	23	18,529	27,599
Total liabilities		1,269,430	1,139,780
Commitments and contingencies (See Note 26)
Equity
Owner's and Dropdown Predecessor Equity		—	208,069
Partners' capital:
Common unitholders (36,246,149 and 23,127,254 units issued and outstanding at December 31, 2012 and 2011, respectively)		169,515	30,163
Subordinated unitholders (15,949,831 units issued and outstanding at December 31, 2012 and 2011)		3,713	369
General partner interest (1,065,225 and 797,492 units issued and outstanding at December 31, 2012 and 2011, respectively)		5,447	1,537
Total Partners' capital		178,675	32,069
Accumulated other comprehensive loss		(8,989)	(5,039)
		169,686	27,030
Non-controlling interest		71,858	62,934
Total equity		241,544	298,033
Total liabilities and equity		1,510,974	1,437,813

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
 (in thousands of $)

	Notes	2012	2011	2010
Operating activities
Net income		127,141	95,397	63,517
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		51,167	45,316	43,106
Amortization of deferred tax benefit on intragroup transfers		(912)	(2,363)	—
Impairment of long-term assets		—	—	1,500
Amortization of deferred charges		1,123	931	2,999
Unrealized foreign exchange losses (gains)		13,893	1,040	(4,205)
Drydocking expenditure		(8,288)	(10,543)	(7,266)
Trade accounts receivable		173	1,698	1,096
Inventories		(849)	1,440	(1,485)
Prepaid expenses, accrued income and other assets		(6,948)	295	(483)
Amounts due from/to related parties		3,781	16,240	(29,968)
Trade accounts payable		2,617	(1,281)	2,527
Accrued expenses		14,015	1,134	1,546
Interest element included in obligations under capital leases		401	897	997
Loss on termination of lease financing agreements		—	—	3,452
Other current liabilities		(7,971)	6,771	9,757
Net cash provided by operating activities		189,343	156,972	87,090
Investing activities
Additions to vessels and equipment		(72,286)	(100,259)	(60,065)
Restricted cash and short-term investments		(6,512)	(2,622)	276,353
Net cash (used in) provided by investing activities		(78,798)	(102,881)	216,288
Financing activities
Proceeds from issuance of equity	4	401,851	—	—
Proceeds from long-term debt	21	537,194	222,310	125,000
Repayments of long-term debt		(427,217)	(58,832)	(84,682)
Repayments of obligations under capital lease		(6,287)	(6,151)	(247,160)
Financing arrangement fees and other costs		(8,400)	(854)	(4,360)
Dividends paid to noncontrolling interests		(1,799)	(2,399)	(3,120)
Cash distributions paid		(77,588)	(29,276)	—
Distribution to Golar LNG Limited ("Golar") for acquisition of the Golar Freeze	25(j)	—	(231,579)	—
Dropdown Predecessor dividends		—	(24,336)	—
Distribution to Golar for acquisition of the NR Satu	25(j)	(387,993)	—	—
Distribution to Golar for acquisition of the Golar Grand	25(j)	(176,769)	—	—
Contributions from (repayments of) owner's funding		53,572	72,686	(69,344)
Net cash used in financing activities		(93,436)	(58,431)	(283,666)
Net increase in cash and cash equivalents		17,109	(4,340)	19,712
Cash and cash equivalents at beginning of period		49,218	53,558	33,846
Cash and cash equivalents at end of period		66,327	49,218	53,558
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		40,858	20,415	25,708
Income taxes paid		1,444	1,685	470

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS' CAPITAL /OWNERS' AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(in thousands of $)

	Dropdown Predecessor Equity	Owner's Invested Equity	Partners' Capital			Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner's Equity
			Common Units	Subordinated Units	General Partner
Combined balance at December 31, 2009	170,426	168,423	—	—	—	—	338,849	49,340	388,189
Net income	(3,467)	57,734	—	—	—	—	54,267	9,250	63,517
Non-controlling interest dividends	—	—	—	—	—	—	—	(3,120)	(3,120)
Other comprehensive income	—	(2,302)	—	—	—	—	(2,302)	—	(2,302)
Movement in invested equity	(2,077)	(67,267)	—	—	—	—	(69,344)	—	(69,344)
Combined balance at December 31, 2010	164,882	156,588	—	—	—	—	321,470	55,470	376,940
Combined carve-out net income (Jan 1, 2011 - April 12, 2011) (1)	—	20,741	—	—	—	—	20,741	2,709	23,450
Combined carve-out other comprehensive income	—	984	—	—	—	—	984	—	984
Movement in invested equity (Jan 1, 2011 - April 12, 2011)	—	(13,999)	—	—	—	—	(13,999)	—	(13,999)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)
Combined balance at April 12, 2011	164,882	164,314	—	—	—	—	329,196	57,179	386,375
Dropdown predecessor dividends	(24,336)	—	—	—	—	—	(24,336)	—	(24,336)
Net income (1)	21,937	—	29,029	12,079	1,748	—	64,793	7,154	71,947
Other comprehensive (loss) income	(378)	—	—	—	—	328	(50)	—	(50)
Elimination of equity	24,810	14,856	—	—	—	—	39,666	—	39,666
Allocation of Partnership capital to unit holders - April 12, 2011	—	(179,170)	180,475	—	3,683	(4,988)	—	—	—
Net change in Parent's equity in Dropdown Predecessor	86,685	—	—	—	—	—	86,685	—	86,685
Cash distributions	—	—	(16,980)	(11,710)	(586)	—	(29,276)	—	(29,276)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,399)	(1,399)
Purchase of Golar Freeze from Golar (note 25(j))	(231,330)	—	(249)	—	—	—	(231,579)	—	(231,579)
Allocation of Dropdown Predecessor equity (note 25(j))	165,799	—	(162,112)	—	(3,308)	(379)	—	—	—
Combined balance at December 31, 2011	208,069	—	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income (2)	28,015	—	53,998	31,655	2,750	—	116,418	10,723	127,141
Movement in invested equity	53,572	—	—	—	—	—	53,572	—	53,572
Non-controlling interest dividends	—	—	—	—	—	—	—	(1,799)	(1,799)
Other comprehensive income	—	—	—	—	—	(3,950)	(3,950)	—	(3,950)
Cash distributions	—	—	(47,725)	(28,311)	(1,552)	—	(77,588)	—	(77,588)
Net proceeds from issuance of common units	—	—	393,814	—	8,037	—	401,851	—	401,851
Elimination of equity not transferred to the Partnership	9,046	—	—	—	—	—	9,046	—	9,046
Purchase of NR Satu from Golar (note 25(j))	(387,993)	—	—	—	—	—	(387,993)	—	(387,993)
Allocation of Dropdown Predecessor equity - NR Satu (note 25(j))	132,321	—	(129,671)	—	(2,650)	—	—	—	—
Purchase of Golar Grand from Golar (note 25(j))	(176,769)	—	—	—	—	—	(176,769)	—	(176,769)
Allocation of Dropdown Predecessor equity - Golar Grand (note 25(j))	133,739	—	(131,064)	—	(2,675)	—	—	—	—
Consolidated balance at December 31, 2012	—	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544

(1)	The post acquisition net income (from October 19, 2011 to December 31, 2011) relating to the Golar Freeze in 2011 included within net income was $4.8 million.

(2)
The post acquisition net income in 2012 relating to the NR Satu (from July 19, 2012 to December 31, 2012) and the Golar Grand (from November 8, 2012 to December 31, 2012) included within net income amounted to $11.5 million and $4.8 million, respectively.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the “Partnership”) was formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to the Partnership interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas (“LNG”) carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit (“FSRU”), the Golar Spirit.  During April 2011, Golar contributed to the Partnership the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, the Partnership completed its initial public offering (“IPO”).  In connection with the IPO, (i) the Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership; (ii) the Partnership issued to Golar GP LLC, a wholly-owned subsidiary of Golar and the general partner of the Partnership (the “General Partner”), a 2% general partner interest in the Partnership and 81% of the Partnership's incentive distribution rights (“IDRs”); (iii) the Partnership issued to Golar LNG Energy Limited, a subsidiary of Golar (“Golar Energy”), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess and the Golar Spirit in November 2008, and the Golar Winter in April 2011 from Golar to the Partnership are deemed to be a reorganization of entities under common control. As a result, these transactions have been recorded by the Partnership at Golar's historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”), are collectively referred to as the “Combined Entity”.

In October 2011 and July 2012, the Partnership acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu ("NR Satu"), repectively. In addition, in November 2012, the Partnership acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions are also deemed to be a reorganization of entities under common control. As a result, the Partnership's balance sheets, statements of operations, statements of comprehensive income, cash flows and changes in partners' capital/owners' equity have been retroactively adjusted to include these vessels (herein collectively referred to as the “Dropdown Predecessor”) as if the Partnership had acquired these vessels when they began operations under the ownership of Golar. All vessels were under common control for all periods included in these financial statements. The excess of the consideration paid by the Partnership over Golar's historical costs is accounted for as an equity distribution to Golar (refer to Note 25(j)). The effect of adjusting the Partnership's financial statements to account for these common control exchanges is shown below:

	2011			2010
(in thousands of $)	As revised	Amount of change	As reported	As revised	Amount of change	As reported
Time charter revenues	225,452	21,727	203,725	205,808	23,268	182,540
Net income (loss)	95,397	5,873	89,524	63,517	(8,094)	71,611
Equity	298,033	208,069	89,964	376,940	101,680	275,260
Total assets	1,437,813	362,318	1,075,495	1,407,810	271,917	1,135,893
Total liabilities	1,139,780	154,249	985,531	1,030,870	170,237	860,633

The adjustment to total assets in 2011 includes $180.1 million relating to the NR Satu and $130.7 million relating to the Golar Grand which are presented in vessels and equipment and vessels under capital leases net and $45.0 million restricted cash relating to the Golar Grand which is presented in non-current restricted cash. The adjustment to total liabilities in 2011 includes $8.4 million relating to deferred tax benefits on intra-group transfers of long-term assets relating to the NR Satu which are presented in other non-current liabilities and $137.7 million relating to the capital lease obligations in respect of the Golar Grand.

As of December 31, 2012, the Partnership operates a fleet of four FSRUs and three LNG carriers.  The Partnership's vessels operate under long-term charter contracts with expiration dates between 2017 and 2024, except for the Golar Grand which operates on a medium-term charter which expires in 2015.

Under the Partnership Agreement, the general partner has irrevocably delegated the authority to the Partnership's board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of the Partnership's first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of the Partnerhip's board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Golar and as a consequence, from December 13, 2012, the Partnership will no longer account for vessel acquisitions from Golar as transfer of equity interests between entities under common control.

As of December 31, 2012, the Partnership's current liabilities exceeded current assets by $62.3 million. Included within current liabilities as of December 31, 2012, are mark-to-market valuations of interest rate swap derivatives of $25.0 million and foreign currency swap derivatives of $20.5 million. The interest rate swaps mature between 2013 and 2018 and the Partnership has no intention of terminating these swaps before their maturity and hence realizing these liabilities. The foreign currency swap matures in 2032, however, the Partnership is considering the termination of this swap in connection with a refinancing of the related debt facility. The currency swap was entered into as a hedge against a foreign currency lease obligation and as such a loss on the swap is in part offset by a lower lease obligation. In addition, current liabilities include deferred drydocking and operating cost revenue of $12.8 million as of December 31, 2012. Deferred drydocking and operating cost revenue pertains to charterhire paid in advance by charterers, thus, no cash outflows are expected for these liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated and combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which the Partnership directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Partnership is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as “Non-controlling interests”.

A variable interest entity is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The accompanying consolidated and combined financial statements include the financial statements of the entities listed in Note 5.

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership's interests in the four vessels in the Initial Fleet and the Dropdown Predecessor. Accordingly, the historical combined carve-out financial statements reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate, foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2,012	2,011	2,010
Administrative expenses	1,365	4,947	6,651
Pension costs	220	805	1,439
Net financial (income) expenses	(149))	(2,983))	16,172
	1,436	2,769	24,262

For the years ended December 31, 2012, 2011 and 2010 the above table includes allocated costs (income) for the combined entity for the period prior to April 13, 2011, representing the period prior to the Partnership's IPO and for the Dropdown Predecessor for the periods prior to their acquisition from Golar.

Included in the Combined Entity's equity as of April 13, 2011, are net liabilities of $14.9 million relating to certain assets and liabilities of the Golar Spirit that were carved out as they were readily separable and identifiable within the books of Golar. However, these amounts have been retained by Golar and have not been transferred to the Partnership and therefore have been eliminated from the Partnership's equity position as of April 13, 2011.

Included in the Dropdown Predecessor's equity as of October 18, 2011 and July 18, 2012, were net liabilities of $24.8 million and $9.0 million relating to the Golar Freeze and the NR Satu, respectively, that were carved out and retained by Golar. These amounts have not been transferred to the Partnership and therefore have been eliminated from the Partnership's equity upon acquisition by the Partnership.

Details of the net liabilities eliminated are as follows:

(in thousands of $)	Dropdown Predecessor relating to NR Satu (1)	Dropdown Predecessor relating to Golar Freeze (2)	Combined Entity (“Initial Fleet”)(3)	Total
Balance Sheet captions:
Other non-current assets	—	—	12,007	12,007
Other current liabilities	(1,511))	—	—	(1,511))
Other long-term liabilities	(7,535))	(24,810))	(26,863))	(59,208))
Total	(9,046))	(24,810))	(14,856))	(48,712))
__________________________________________

(1)	As of July 19, 2012

(2)	As of October 19, 2011

(3)	As of April 13, 2011

These consolidated and combined financial statements include the financial position, results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, the loan and related balances and interest expenses relating to the NR Satu and the Golar Freeze, the lease related expenses (including termination thereof) relating to the NR Satu, the Golar Freeze and the Golar Spirit, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives' related expenses which were not directly attributable to the respective vessels have been allocated to the Partnership on the following basis:

Prior to June 2010, the debt relating to the Golar Freeze was held in a subsidiary of Golar in connection with the loan facility for five of Golar's vessels, including the Golar Freeze. In June 2010, the Golar Freeze's share of the loan facility was repaid and the vessel was refinanced through a loan facility within the Partnership. Accordingly, for periods prior to June 2010 the Golar Freeze's share of the loan facility, interest expense, deferred finance fees and related balances have been carved out based on the cash settlement value in June 2010.

The debt relating to the NR Satu was held in a subsidiary of Golar in connection with the loan facility for five of Golar's vessels, including the NR Satu. The loan facility was repaid in April 2011. Accordingly, for periods prior to April 2011 the NR Satu's share of the loan facility, interest expense, deferred finance fees and related balances have been carved out based on the remaining loan balance following the settlement of the Golar Spirit and the Golar Freeze related balances in November 2008 and June 2010, respectively, and based on the 2003 internal valuations performed at inception of the debt. In addition, the NR Satu associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers were carved out on the same basis as the loan facility.

In contrast, the Golar Freeze, Golar Spirit and the NR Satu associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers have been reflected in these financial statements at Golar's book value, as they are readily separable and identifiable within the books of Golar (see note 23).

Vessel operating expenses includes ship management fees for the provision of technical and commercial management of vessels, which have been allocated to the Partnership based on intercompany charges invoiced by Golar.

Vessel operating expenses include an allocation of Golar's defined benefit pension plan costs. Golar operates two defined benefit pension plans for itself and its subsidiaries: one for the crews and one for administrative personnel. The pension cost is calculated in the subsidiaries on a contribution basis and relates principally to crew whose employment cannot be tied to a specific vessel, as they were a shared resource across all vessels. Accordingly, the pension costs have been allocated based on the number of vessels in Golar's fleet.

Administrative expenses (including stock-based compensation, which are described further below) of Golar that cannot be attributed to a specific vessel and for which the Partnership is deemed to have received benefit have been allocated based on the number of vessels in Golar's fleet.

 Administrative expenses include an allocation of Golar's stock-based compensation costs. In respect of options awarded to certain employees and directors of Golar, whose employment or service cannot be specifically attributed to any specific vessel. Therefore, it is considered that the Partnership, as a part of Golar, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been allocated based on the number of vessels in Golar's fleet.

Other financial items include an allocation of Golar's mark-to-market adjustments for interest rate swap and foreign currency swap derivatives. In respect of mark-to-market adjustments for interest rate swap derivatives these have been allocated on the basis of the Partnership's proportion of Golar's debt including capital leases. For foreign currency derivatives and related adjustments to earnings these have been allocated on the basis of being separately identifiable and specifically for the benefit of the Partnership.

Income tax expense has been determined for the Partnership on a separate returns basis.

Management has deemed the related allocation reasonable to present the financial position, results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Combined Entity and Dropdown Predecessor may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity for the periods prior to the IPO. Accordingly, the financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Business combination between entities under common control

Reorganization of entities under common control are accounted for similar to the pooling of interests method of accounting.  Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.  The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as an equity distribution.  In addition re-organization of entities under common control are accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Golar.  Therefore, the Partnership's financial statements prior to the date the interests in the combining entity were actually acquired will be retroactively adjusted to include the results of the Combined Entity during the periods it was under common control of Golar.

As discussed in note 1, following the first annual general meeting of common unitholders on December 13, 2012, Golar ceased to control the board of directors as the majority of board members became electable by the common unitholders. As a result, the Partnership is not considered to be under common control with Golar. As a consequence, starting with December 13, 2012, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interest between entities under common control.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. Revenues generated from time charters, which are classified as operating leases by the Partnership, are recorded over the term of the charter as service is provided. The Partnership does not recognize revenues during days that the vessel is off-hire. Incentives for charterers to enter into lease agreements are spread evenly over the lease term.

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

Under time charters, voyage expenses are paid by the Partnership's customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

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

Comprehensive Income

As at December 31, 2012, 2011 and 2010, the Partnership's accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2012	2011	2010
Unrealized net loss on qualifying cash flow hedging instruments	(8,989)	(5,039)	(5,943)

Cash and cash equivalents

The Partnership considers all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments. The Partnership considers all short-term investments as held to maturity. These investments are carried at amortized cost. The Partnership places its short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Trade receivables

Trade receivables are presented net of allowances for doubtful balances.  At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and ship spares, are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.

Cost of building the mooring equipment was incurred as part of the NR Satu time charter agreement. The cost of the mooring equipment is capitalized and depreciated over the initial lease term of the NR Satu charter.

Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels' remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, the Partnership has adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Useful lives applied in depreciation are as follows:

Vessels	40 to 50 years
Deferred drydocking expenditure	two to five years
Mooring equipment	11 years

Interest costs capitalized in connection with the conversion of the NR Satu and the Golar Freeze into FSRUs for the years ended December 31, 2012, 2011 and 2010 were $1.8 million, $1.9 million and $0.5 million, respectively.

Vessels under capital lease

The Partnership leases certain vessels under agreements that have been accounted for as capital leases. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of vessels under capital lease is included within depreciation and amortization expense in the statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels' remaining useful economic lives, based on a useful life of 40 to 50 years. Refurbishment costs and drydocking expenditures incurred in respect of vessels under capital lease are accounted for consistently as that of vessels.

Certain of our capital leases are 'funded' via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise this is funded by, or released to, available working capital.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction and includes vessels undergoing retrofitting into FSRUs for the Partnership's own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or the Partnership's weighted average cost of borrowings where appropriate, over the term period from commencement of the conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 23). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Impairment of long-lived assets

The Partnership continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived asset may not be recoverable. When such events or changes in circumstances are present, the Partnership assesses the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Partnership recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

The Partnership assessed the potential impairment of its long-term assets, in respect of unutilized parts originally ordered for the Golar Spirit FSRU conversion following changes to the original project specifications. The Partnership incurred impairment charges for the year ended December 31, 2010 (see Note 8).

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in “Other financial items, net” in the statement of operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Provisions

The Partnership, in the ordinary course of business, is subject to various claims, suits and complaints.  Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated.  If the Partnership has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Partnership will provide the lower amount within the range.  See Note 26, "Other Commitments and Contingencies" for further discussion.

Derivatives

The Partnership uses derivatives to reduce market risks associated with its operations. The Partnership uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Partnership's debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

The Partnership seeks to reduce its exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other non-current assets” in the consolidated and combined carve-out balance sheet, except if the current portion is a liability, in which case the current portion is included in “Other current liabilities.” The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership has adopted hedge accounting for certain of its interest rate swap arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in “Other financial items, net”.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge. If the derivative is an effective hedge, changes in the fair value are initially recorded as a component of accumulated other comprehensive income in owner's equity. The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

In the periods when the hedged items affect earnings, the associated fair value changes on the hedged derivatives are transferred from equity to the corresponding earnings line item on the settlement of a derivative. The ineffective portion of the change in fair value of the derivative financial instrument is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in owner's equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer probable of occurring, amounts recognized in equity are immediately reclassified to earnings.

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Foreign currencies

The Partnership's and its subsidiaries' functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of the Partnership's expenditures are incurred in U.S. dollars. The Partnership's reporting currency is U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction and translation gains or losses are included in the statements of operations.

Fair Value measurements

The Partnership accounts for fair value measurements in accordance with the Accounting Standards Codification (“ASC”) guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

3. FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)	Golar contributed to the Partnership its 100% interest in the subsidiary which leases the Golar Winter. This has been accounted for as a capital contribution by Golar to the Partnership.

Recapitalization of the Partnership

(i)
The Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership, in exchange for Golar's existing 98% limited partner interest in the Partnership;

(ii)
The Partnership issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in the Partnership, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash the Partnership distributes in excess of $0.4428 per unit per quarter; and

Initial Public Offering

(i)
In the IPO, Golar sold 13,800,000 common units of the Partnership to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1,800,000 of these common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in the Partnership. During the subordination period, the common units have preferential dividend and liquidation rights over the subordinated units as described in note 27. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in the Partnership. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period the common units have preferential dividend rights to the subordinated units (see note 27). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the Company as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units and will be subject to the same rights as common units.

•
General Partner units. General partner units have preferential liquidation and dividend rights over the subordinated units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partners of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, the General Partner in their sole discretion appoints three of the seven board directors.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 27. The General Partner or its affiliates or Golar Energy or its affiliates may not transfer all or any part of its IDRs to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partners of all or substantially all of its assets to another entity) prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiiates.

The Partnership Agreement provides that if the General Partner is removed as a general partner under circumstances where cause does not exist and units held by the General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
the General Partner will have the right to convert its general partner interest and its IDRs (and Golar Energy will have the right to convert its IDRs) into common units or to receive cash in exchange for those interest based on the fair market value of the interests at the time.

Agreements

In connection with the IPO, the Partnership entered into several agreements including:

•
A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar (“Golar Management”), pursuant to which Golar Management agreed to provide certain management and administrative services to the Partnership;

•	A $20.0 million revolving credit agreement with Golar; and

•	An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•	To what extent the Partnership and Golar may compete with each other;

•	Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•	The provision of certain indemnities to the Partnership by Golar.

The Partnership exercised its option under the Omnibus Agreement to purchase the Golar Freeze from Golar in October 2011 and the NR Satu in July 2012.

4. EQUITY ISSUANCES

The following table summarizes the issuances of common and general partner units since the Partnership's IPO in April 2011:

Date	Number of Common Units Issued[1]	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering[3]	Use of Proceeds
July 2012	7,294,305	$30.95	230,366	221,746	57.5%	Acquisition of the NR Satu
November 2012	5,824,590	$30.50	181,275	180,105	54.1%	Acquisition of the Golar Grand

1 Includes common units issued by the Partnership to Golar in a private placement made concurrent to the public offering of 969,305 common units and 1,524,590 common units in July 2012 and November 2012, respectively.
2 Includes General Partner's 2% proportionate capital contribution.
3 Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2012 and 2011:

(in units)	Common Units	Subordinated Units	GP Units
April 2011 IPO	23,127,254	15,949,831	797,492
December 31, 2011	23,127,254	15,949,831	797,492
July 2012 offerings	7,294,305	—	148,864
November 2012 offerings	5,824,590	—	118,869
December 31, 2012	36,246,149	15,949,831	1,065,225

5. SUBSIDIARIES

The following table lists the Partnership's significant subsidiaries and their purpose as of December 31, 2012. Unless otherwise indicated, the Partnership owns 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar LNG 2220 Corporation	Marshall Islands	Leases Golar Winter
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar LNG 2226 Corporation	Marshall Islands	Leases Golar Grand
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand
* The Partnership holds all of the voting stock and controls all of the economic interests in PT Golar Indonesia ("PTGI") pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama ("PT Pesona"). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

The Partnership consolidated PTGI, which owns the NR Satu, in its consolidated financial statements effective September 28, 2011. PTGI became a VIE and the Partnership became its primary beneficiary upon the Partnership's agreement to acquire all of Golar's interests in certain subsidiaries that own and operate the NR Satu (see note 25(j)) on July 18, 2012. As this acquisition was deemed to be a reorganization of entities under common control, the balance sheet as of December 31, 2011 has been retroactively adjusted to include PTGI. The Partnership consolidates PTGI as it holds all of the voting stock and controls all of the economic interests in PTGI.

The following table summarizes the balance sheet of PTGI as of December 31, 2012 and 2011:

(in thousands of $)	2012	2011
ASSETS
Cash	3,979	—
Restricted cash	5,474	—
Vessels and equipment	375,443	—
Other assets	6,335	11,000
Total assets	391,231	11,000

LIABILITIES AND EQUITY
Accrued liabilities	31,778	—
Current portion of long-term debt	14,300	—
Amounts due to related parties	199,891	—
Long-term debt	140,700	—
Other liabilities	1,335	—
Total liabilities	388,004	—
Total equity	3,227	11,000
Total liabilities and equity	391,231	11,000

Trade creditors of PTGI have no recourse to the general credit of the Partnership.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by the Partnership.

6. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Partnership's interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements. The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on its consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance did not have a material impact on the Partnership's consolidated financial statements.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on the Partnership's consolidated financial statements.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Partnership.

In October 2012, the FASB amended several disclosure requirements of the Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. Adoption of these amendments will result in additional disclosures in the financial statements of the Partnership.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment will result in additional disclosures in the Partnership's consolidated financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Partnership is evaluating the impact of the adoption of this amended guidance but does not expect it to have a material impact on its consolidated financial statements.

7. SEGMENTAL INFORMATION

The Partnership has not presented segmental information as it considers it operates in one reportable segment, the LNG market. During 2012, 2011 and 2010, the Partnership's fleet operated under time charters and in particular with five charterers, Petrobras, Dubai Supply Authority (“DUSUP”), Pertamina, PT Nusantara Regas ("PTNR") and BG Group plc. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirate.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership's vessel will serve. These routes can be worldwide as determined by the charterers except for the Partnership's FSRUs which operate at specific locations where the charterers are based. Accordingly, the Partnership's management, including the chief operating decision maker, does not evaluate the Partnership's performance either according to customer or geographical region.

In the years ended December 2012, 2011 and 2010, revenues from the following customers accounted for over 10% of the

Partnership's consolidated and combined revenues:

(in thousands of $)	2012		2011		2010
Petrobras	92,952	32%	93,741	41%	90,651	44%
DUSUP	48,328	17%	47,054	21%	29,894	15%
Pertamina	37,300	13%	37,829	17%	36,944	18%
BG Group plc	66,148	23%	25,101	11%	40,249	20%
PTNR	41,902	15%	—	—%	—	—%
Gas Natural Aprovisionamientos SDG S.A.	—	—%	21,474	10%	—	—%
Geographic segment data
The following geographical data presents the Partnership's revenues and fixed assets with respect only to its FSRUs, operating under long-term charters, at specific locations.

Revenues	2012	2011	2010

Brazil	92,952	93,741	90,651
United Arab Emirates	48,328	47,054	29,894
Indonesia	41,902	—	—

The following describes the Partnership's long-lived assets by country. LNG vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Fixed assets	2012	2011

Brazil	379,061	393,214
United Arab Emirates	153,097	163,495
Indonesia	247,942	—

8. IMPAIRMENT OF LONG-TERM ASSETS

The Partnership continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable.

The Partnership incurred impairment charges in respect of unutilized parts originally ordered for the Golar Spirit FSRU conversion following changes to the original specifications. The impairment charge of $1.5 million reflected a lower recoverable amount for the year ended December 31, 2010. These assets were retained by Golar and were not transferred to the Partnership and therefore were eliminated from the Partnership's equity position as of April 13, 2011 (see Note 2).

9. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2012	2011	2010
Amortization of deferred financing costs	(1,123)	(931)	(2,999)
Financing arrangement fees and other costs	(411)	(536)	(2,301)
Interest rate swap cash settlements	(6,609)	(5,788)	(9,222)
Mark-to-market adjustment for interest rate swap derivatives (see note 24)	1,328	(9,427)	(7,125)
Mark-to-market adjustment for currency swap derivatives (see note 24)	7,204	(1,417)	(7,162)
Foreign exchange (loss) gain on capital lease obligations and related restricted cash	(5,602)	182	4,490
Foreign exchange loss on operations	(176)	(604)	(84)
Loss on termination of financing arrangements	—	—	(3,452)
Total	(5,389)	(18,521)	(27,855)

As discussed in note 2, mark-to-market adjustments on interest rate and currency swap derivatives also include an allocation of Golar's mark-to-market adjustments on derivatives entered into by Golar. For the years ended December 31, 2012, 2011 and 2010, the amounts allocated to the Partnership was a gain of $0.1 million, loss of $2.5 million and gain of $7.9 million, respectively.

10. TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2012	2011	2010
Current tax expense:
U.K.	1,888	1,044	160
Indonesia	7,395	—	—
Brazil	1,055	1,364	1,596
Total current tax expense	10,338	2,408	1,756
Deferred tax income:
U.K.	—	—	(544))
Amortization of deferred tax benefit on intra-group transfer (Note 23)	(912))	(2,363))	—
Total income tax expense	9,426	45	1,212

United States

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Partnership believes that it satisfied these requirements and therefore by virtue of the above provisions, it was not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying either the U.S. federal or Marshall Islands statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Partnership's net income is subject to neither Marshall Islands nor U.S. tax.

United Kingdom

Current taxation charge of $1.9 million, $1.0 million and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, relates to taxation of the operations of the Partnership's United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by UK subsidiary companies of the Partnership and are comprised of revenues from the operation of four of the Partnership's vessels. The statutory tax rate in the United Kingdom as of December 31, 2012 is 24%.

As of December 31, 2012, the 2012 U.K. income tax returns have not been filed. Accordingly, once filed, these returns and the returns for the years 2009 through to 2011 remain open for examination by the U.K. tax authorities.

The Partnership records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Partnership did not have any deferred tax assets at December 31, 2012 and 2011.

Brazil

Current taxation charge of $1.1 million, $1.4 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, refers to taxation levied on the operations of the Partnership's Brazilian subsidiary.

Indonesia

Current taxation charge of $7.4 million, $nil and $nil for the years ended December 31, 2012, 2011 and 2010, respectively, refers to taxation levied on the operations of the Partnership's Indonesian subsidiary. However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that taxes paid are fully recovered through the time charter rate.

Other jurisdictions

No tax has been levied on income derived from the Partnership's subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2012	2011
Deferred tax assets, gross	—	1,025
Valuation allowances	—	(1,025))
Deferred tax assets, net	—	—

Deferred tax assets, gross relate to net operating losses carried forward for Golar Spirit. The deferred tax asset was fully provided for during the year ended December 31, 2011 as the Partnership does not consider this is realizable. However, the deferred tax asset provision has been recharged by the Partnership to Golar as this relates to pre-IPO tax items.

11. OPERATING LEASES

Rental and service income

The minimum contractual future revenues to be received on time charters as of December 31, 2012, were as follows:

Year ending December 31, (in thousands of $)	Total
2013	302,034
2014	321,495
2015	315,823
2016	310,072
2017	306,967
2018 and later	985,765
Total	2,542,156	(1)
__________________________________________

(1)
This includes additional revenues relating to the amendment to the terms of the Golar Winter charter pursuant to modifications to the vessel. The amendment includes an increase in charter hire rates and an extension of the charter hire term by 5 years from 2019 to 2024 contingent upon the completion of the modification work to the Golar Winter expected in 2013.  The amendment to the charter was effected in January 2012.

The contract for the vessels are time charters but the operating costs are borne by the charterers on a pass through basis for all the vessels except for the Golar Grand. The pass through of operating costs is reflected in the minimum lease revenues set out above.

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between the Partnership and PTNR. The Partnership has assumed that this option will not be exercised. Accordingly, the minimum lease revenues set out above include revenues arising within the option period.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2012 and 2011 were $1,555.7 million and $1,482.0 million; and $362.9 million and $318.1 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

12. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2012 and 2011, there was no provision for doubtful accounts.

13. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2012	2011
Other receivables	1,219	489
Prepaid expenses	2,874	1,795
Accrued interest income	243	342
	4,336	2,626

14. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2012	2011
Cost	954,992	881,598
Accumulated depreciation	(247,845)	(219,577)
Net book value	707,147	662,021

As of December 31, 2012 and 2011, the Partnership owned four vessels.

Drydocking costs of $20.9 million and $21.9 million are included in the cost amounts for December 31, 2012 and 2011, respectively. Accumulated amortization of those costs at December 31, 2012 and 2011 was $4.3 million and $7.1 million, respectively.

Mooring equipment of $38.1 million and $26.9 million is included in the cost amounts for December 31, 2012 and 2011, respectively. Accumulated depreciation of the mooring equipment at December 31, 2012 and 2011 was $2.4 million and $nil, respectively.

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $35.2 million, $29.3 million and $28.5 million, respectively.

As of December 31, 2012 and 2011, vessels and equipment with a net book value of $707.1 million and $481.9 million, respectively were pledged as security for certain debt facilities (see note 26).

15. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2012	2011
Cost	600,733	600,394
Accumulated depreciation	(115,101)	(98,491)
Net book value	485,632	501,903

As of December 31, 2012 and 2011, the Partnership operated three vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005, as described in note 22.

Drydocking costs of $9.9 million are included in the cost amounts above as of December 31, 2012 and 2011. Accumulated amortization of those costs at December 31, 2012 and 2011 was $6.7 million and $4.9 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2012, 2011 and 2010 was $16.6 million, $16.6 million and $15.4 million, respectively.

16. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2012	2011
Debt arrangement fees and other deferred financing charges	19,684	11,280
Accumulated amortization	(4,661)	(3,538)
	15,023	7,742

Amortization expense of deferred charges, for the years ended December 31, 2012, 2011 and 2010 was $1.1 million, $0.9 million and $3.0 million, respectively.

17. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

The Partnership's short-term restricted cash and investment balances in respect of its debt and lease obligations are as follows:

(in thousands of $)	2,012	2,011
Total security lease deposits for lease obligations	5,398	5,246
Restricted cash relating to the Golar Freeze facility (see note 21)	8,994	9,012
Restricted cash relating to the Mazo facility (see note 21)	11,034	10,254
Restricted cash relating to the NR Satu facility (see note 21)	5,474	—
	30,900	24,512

Restricted cash does not include minimum consolidated cash balances of $20 million required to be maintained as part of the financial covenants in some of the Partnership's loan facilities, as these amounts are included in “Cash and cash equivalents” (see note 21).

As of December 31, 2012 and 2011, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $195.9 million and $190.5 million, respectively. These security deposits are referred to in these financial statements as restricted cash and earn interest based upon GBP LIBOR for the Methane Princess Lease.

The Partnership's restricted cash balances in respect of its lease obligations are as follows:

(in thousands of $)	2012	2011
Methane Princess Lease security deposits	150,913	145,508
Golar Grand Lease security deposits	45,008	45,008
Total security deposits for lease obligations	195,921	190,516
Included in short-term restricted cash and short-term investments	(5,398)	(5,246)
Long-term restricted cash	190,523	185,270

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2012	2011
Other long term assets	3,460	39
Mark-to-market cross currency interest rate swaps valuation relating to high-yield bonds (see note 24)	1,819	—
Other non-current assets	5,279	39

As of December 31, 2012, other long-term assets principally relate to (i) $2.3 million of lease incentives incurred in securing the NR Satu time charter. The lease incentive is amortized over the term of the NR Satu time charter, $0.2 million was amortized in the year ended December 31, 2012; and (ii) $1.2 million which relate to parts ordered for the Golar Winter modification.

19. ACCRUED EXPENSES

(in thousands of $)	2012	2011
Vessel operating and drydocking expenses	6,737	4,906
Administrative expenses	281	846
Interest expense	7,729	3,583
Provision for tax	11,783	3,113
	26,530	12,448

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2012	2011
Deferred drydocking and operating cost revenue	12,848	14,506
Mark-to-market interest rate swaps valuation (see note 24)	24,991	27,351
Mark-to-market foreign exchange rate swaps valuation (see note 24)	20,527	27,732
Deferred credits from capital lease transactions (see note 23)	625	627
Other creditors	5,701	—
	64,692	70,216

21. DEBT

(in thousands of $)	2012	2011
Total long-term debt due to third parties	704,519	400,574
Less: current portion of long-term debt due to third parties	(64,822)	(49,906)
Total long-term debt due to third parties	639,697	350,668
Total long-term debt due to related parties	34,953	222,310
Long-term debt	674,650	572,978

The Partnership's outstanding debt as of December 31, 2012 is repayable as follows:

Year Ending December 31, (in thousands of $)
2013	64,822
2014	51,838
2015	79,782
2016	42,550
2017	276,355
2018 and thereafter	224,125
Total	739,472

Except for the high-yield bonds, the Partnership's debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2012 and 2011 of 3.93% and 3.84%, respectively.

At December 31, 2012, the maturity dates for the Partnership's debt were as follows:

(in thousands of $)	2012	2011	Maturity date
Mazo facility	13,521	38,932	2013
Golar LNG vendor financing loan - Golar Freeze	—	222,310	2014
High-yield bonds	233,804	—	2017
Golar LNG Partners credit facility	247,500	257,500	2018
Golar Freeze facility	89,647	104,142	2015/2018*
NR Satu facility	155,000	—	2019
	739,472	622,884

*The Commercial Loan facility tranche matures in 2015 and the Exportfinans Loan facility tranche matures in 2018.

Mazo Facility

In November 1997, Osprey, Golar's predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The facility bears a floating interest rate equal to LIBOR plus a margin and repayments are due semi-annually and commenced in June 2001, ending June 2013. The loan agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the trust company during the period of the loan. These balances are referred to in these financial statements as restricted cash (see note 17).

High-yield bonds

In October 2012, the Partnership completed the issuance of NOK1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at 3 months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2012, the U.S. dollar equivalent of the principal amount is $233.8 million.

Golar LNG Partners Credit Facility

In September 2008, the Partnership refinanced existing loan facilities in respect of two of its vessels the Methane Princess and the Golar Spirit and entered into a new $285 million revolving credit facility with a banking consortium. The loan is secured against the Golar Spirit and assignment to the lending of a bank mortgage given to the Partnership by the lessors of the Methane Princess, with a second priority charge over the Golar Mazo.

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels' facilities was $202.3 million. The Partnership drew down a further $35 million for the period to March 2009. As of December 31, 2012, the revolving credit facility provided for available borrowings of up to $247.5 million, of which $247.5 million was outstanding. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. Accordingly, as of December 31, 2012, the Partnership has no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Freeze Facility

The Golar Freeze facility was assumed by the Partnership pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time the Partnership assumed the debt was approximately $108.0 million.  As of December 31, 2012, there was approximately $89.6 million of borrowings outstanding under the Golar Freeze facility. The Golar Freeze facility is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015. The Exportfinans Loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 17).

NR Satu Facility

In December 2012, PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5%. PT Golar Indonesia drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable after 7 years. The NR Satu facility requires certain balances to be held on deposit during the period of the loan (see note 17).

Golar LNG Vendor Financing Loan - Golar Freeze

In connection with the purchase of the Golar Freeze from Golar in October 2011, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million.  The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 using the net proceeds from the bond issuance.

Golar LNG Vendor Financing Loan - NR Satu

In connection with the purchase of the NR Satu from Golar in July 2012, the Partnership entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 using the proceeds from the NR Satu facility.

As of December 31, 2012, the margins the Partnership pays under its loan agreements are above LIBOR at a fixed or floating rate ranging from 0.87% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Debt and lease restrictions

The Partnership's loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, the Partnership's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Various debt agreements of the Partnership contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, the Partnership has covenanted to retain at lease $20 million of cash and cash equivalents on a consolidated group basis.

In April 2013, we received waivers relating to breach of covenants under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. The waiver relating to the Golar LNG Partners credit facility extends to January 1, 2014. The waiver relating to the Golar Freeze facility is permanent. As discussed in note 1 to our financial statements, following the first annual general meeting of  common unitholders on December 13, 2012, Golar ceased to control our board of directors as the majority of board members became electable by the common unitholders . Absent this waiver, we would not have been in compliance with this covenant as of December 31, 2012 as Golar no longer controls the appointment of the majority of the members of our board of directors. In connection with the grant of such waiver, in order to avoid any such default that could occur in the future, the definition of a change of control contained in the Golar LNG Partners credit facility and the Golar Freeze facility are being amended.

 In March 2012, the Partnership received a waiver relating to the Partnership's requirement to comply with the consolidated net worth covenant effective as of December 31, 2011 from the lenders under the Golar LNG Partners credit facility. Absent this waiver, the Partnership would not have been in compliance with such covenant as of December 31, 2011 due to the required accounting treatment of the Partnership's acquisition from Golar of a 100% interest in the subsidiaries that own and operate the Golar Freeze. Such acquisition is accounted for as a reorganization of entities under common control.  Such accounting treatment requires that the excess of the proceeds the Partnership paid over the historical cost of the combining entity be treated as an equity distribution, which resulted in a $165.8 million reduction in the Partnership's equity as of December 31, 2011.  In connection with the grant of such waiver, in order to avoid any such default that could occur in the future as a result of acquisitions by the Partnership from Golar that may require accounting as a reorganization of entities under common control, the definition of consolidated net worth contained in such credit facility has been amended to permit, in connection with up to two such additional acquisitions by the Partnership from Golar, the addition to the Partnership's consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation). The Partnership has completed the acquisitions of the the NR Satu and the Golar Grand from Golar since securing the waiver in March 2012.

22. CAPITAL LEASES

(in thousands of $)	2012	2011
Total obligations under capital leases	412,371	405,843
Less: current portion of obligations under capital leases	(5,837)	(5,909)
Long-term obligations under capital leases	406,534	399,934

As of December 31, 2012 and 2011, the Partnership operated three vessels under capital leases. These leases are in respect of a refinancing transaction undertaken during 2003, a lease financing transaction during 2004 and another in 2005.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. The Partnership novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”).  The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit.

The leasing transaction, which occurred in April 2004, was in relation to the newbuilding, the Golar Winter. The Partnership novated the Golar Winter newbuilding contract prior to completion of construction and leased the vessel from a financial institution in the UK (“Golar Winter Lease”).

The leasing transaction in April 2005 was in relation to the newbuilding, the Golar Grand. In April 2005, the Partnership novated the Golar Grand newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the UK ("Grand Lease").

The Partnership's obligations to the lessors under the Methane Princess Lease and Grand Lease are secured by letters of credit (“LC”) provided by other banks. Details of the security deposits provided by the Partnership to the banks providing the LCs are given in note 17.

As of December 31, 2012, the Partnership is committed to make quarterly minimum rental payments (including interest) under capital leases, as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Grand Lease	Total
2013	7,494	9,995	9,067	26,556
2014	7,781	9,927	9,014	26,722
2015	8,082	9,911	9,000	26,993
2016	8,387	9,911	9,000	27,298
2017	8,702	9,911	9,000	27,613
2018 and thereafter	192,856	143,705	178,686	515,247
Total minimum lease payments	233,302	193,360	223,767	650,429
Less: Imputed interest	(77,495))	(71,902))	(88,661))	(238,058))
Present value of minimum lease payments	155,807	121,458	135,106	412,371

The Methane Princess Lease liability continues to increase until 2014 and thereafter decreases over the period to 2034, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

The Golar Winter Lease is for a primary period of 28 years, expiring in April 2032. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate GBP LIBOR. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter Lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter Lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the Golar Winter Lease or, if the lessor agrees, provide alternative additional security to the lessor.

The Grand Lease is for a primary period of 30 years, expiring January 2036. The lease liability is reduced by lease rentals from inception. The interest element of the lease rentals is accrued at a rate based upon floating rate USD LIBOR. In contrast to the Partnership's other leases, the Grand Lease obligation and the cash deposits securing the lease obligation are denominated in USD. However, in common with the Golar Winter Lease, the cash deposits securing the lease obligation are significantly less than the lease obligation itself.

The Partnership determined that the entities that owned the vessels were variable interest entities in which the Partnership had a variable interest and was the primary beneficiary. Upon transferring the vessels to the financial institutions, the Partnership measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

23. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2012	2011
Tax benefits on intra-group transfers of long-term assets	—	8,446
Deferred credits from capital lease transactions	18,529	19,153
	18,529	27,599

Tax benefits arising on intra-group transfers of long-term assets arose from transactions between controlled entities in respect of five vessels which included the NR Satu that generated a permanent tax benefit for Golar. Tax benefits for the NR Satu totaling $8.4 million at December 31, 2011 have been reflected in these financial statements based on the allocation method as described in note 2. These liabilities were not transferred to the Partnership as part of the transfer of the NR Satu in July 2012 and therefore have been eliminated from the Partnership's equity (see note 2).

Deferred credits from capital lease transactions

(in thousands of $)	2012	2011
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(5,537))	(4,911))
	19,154	19,780
Short-term (see note 20)	625	627
Long-term	18,529	19,153
	19,154	19,780

In connection with the Methane Princess Lease (See note 22), the Partnership recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $0.6 million and $0.8 million, respectively.

24. FINANCIAL INSTRUMENTS

As discussed in note 2, in respect of the Combined Entity and Dropdown Predecessor, earnings include an allocation of Golar's mark-to-market adjustments for interest rate swap and foreign currency swap derivatives and related foreign exchange gains and losses, captured within “other financial items, net” (See note 9). These amounts have been accounted for as an equity contribution.

Interest rate risk management

In certain situations, the Partnership may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Partnership has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. Certain interest rate swap agreements qualify and are designated, for accounting purposes, as cash flow hedges. The Partnership does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Partnership does not anticipate non-performance by any of its counterparties.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Partnership hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. As at December 31, 2012, the Partnership does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The Partnership has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

	Notional Amount
Instrument (in thousands of $)	December 31, 2012		December 31, 2011	Maturity Dates	Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	759,590	(1)	526,892	2013 to 2018	0.92% to 6.49%

(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described below.

As of December 31, 2012 and 2011 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $759.6 million and $526.9 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion Gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2012	2011	2010	2012	2011	2010
Interest rate swaps	Other financial items, net	—	—	—	(409))	(412))	(388))

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2012	2011	2010
Interest rate swaps	1,113	934	(2,302))

As of December 31, 2012, the Partnership's accumulated other comprehensive income included $3.9 million of unrealized losses on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

Foreign currency risk

For the periods reported, majority of the vessels' gross earnings were receivable in U.S. dollars and the majority of the Partnership's transactions, assets and liabilities were denominated in U.S. dollars, the functional currency of the Partnership. However, the Partnership incurs expenditures in other currencies. Certain capital lease obligations and related restricted cash deposits of the Partnership are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of the Partnership's cash flows.

A net foreign exchange gain of $1.6 million, loss of $1.2 million and loss of $2.7 million arose in the years ended December 31, 2012, 2011 and 2010, respectively. The net foreign exchange gain of $1.6 million arose in the year ended December 31, 2012 as a result of the mark-to-market valuation on the currency swap referred to below net of the loss (2011: gain) on the retranslation of the Partnership's capital lease obligations and the cash deposits securing those obligations. The net gain for the year ended December 31, 2012 arose due to the mark-to-market valuation of the Golar Winter currency swap representing the movement in fair value. This net gain represents an unrealized gain and does not therefore materially impact the Partnership's liquidity given the maturity dates of the underlying lease obligations and the Golar Winter currency swap. Further foreign exchange gains or losses will arise over time in relation to the Partnership's capital lease obligations as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposits securing our capital lease obligations or if the leases are terminated.

As described in note 22, in April 2004, the Partnership entered into a lease arrangement in respect of the Golar Winter, the obligation in respect of which is denominated in GBP. In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar's obligations to the lessor, is much less than the obligation and therefore, unlike the Methane Princess Lease, does not provide a natural hedge. In order therefore to hedge this exposure the Partnership entered into a currency swap with a bank, who is also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the GBP lease obligation and the restricted cash deposit was denominated in U.S. dollars. The Partnership could be exposed to currency risk if the lease was terminated.

As described in note 21, in October 2012, the Partnership issued NOK denominated senior unsecured bonds. In order to hedge the Partnership's exposure, the Partnership entered into a currency swap to exchange NOK payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the NOK obligation. The Partnership has designated the currency swap as a cash flow hedge. Accordingly, the net loss has been reported in a separate component of accumulated other comprehensive income to the extent the hedge is effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As at December 31, 2012, the Partnership does not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

As of December 31, 2012, the Partnership has foreign currency forward contracts as summarized below:

		Notional Amount			Average forward
Instrument (in thousands)		Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
British Pounds		58,126	106,836	2,032	1.838
Norwegian Kroner	(1)	1,300,000	227,193	2,017	5.722

(1) This pertains to the cross currency interest rate swap described below.

Cross currency interest rate swap

As described in note 21, the Partnership issued NOK denominated senior unsecured bonds. In order to hedge the Partnership's exposure, it entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. The Partnership designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2012	2011	2010
Cross currency interest rate swap	(5,063)	—	—

As of December 31, 2012, the Partnership's accumulated other comprehensive income included $5.1 million of unrealized losses on the cross currency interest rate swap designated as a cash flow hedge.

Fair values

The carrying value and estimated fair value of the Partnership's financial instruments at December 31, 2012 and 2011 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2012 Carrying Value	2012 Fair Value	2011 Carrying Value	2011 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	66,327	66,327	49,218	49,218
Restricted cash and short-term investments	Level 1	221,423	221,423	209,782	209,782
High-yield bonds(3)	Level 1	233,804	234,708	—	—
Long-term debt-floating	Level 2	505,668	505,668	400,574	400,574
Long-term debt-fixed	Level 2	—	—	222,310	219,966
Obligations under capital leases	Level 2	412,371	412,371	405,843	405,843
Derivatives:
Cross currency interest rate swap asset(1)(2)	Level 2	1,819	1,819	—	—
Interest rate swaps liability(1)(2)	Level 2	24,991	24,991	27,351	27,351
Foreign currency swaps liability(1)	Level 2	20,527	20,527	27,732	27,732
__________________________________________

(1)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(2)
The fair value/ carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as at December 31, 2012 and 2011, was $5.9 million (with a notional amount of $466.8 million) and $8.4 million (with a notional amount of $254.1 million), respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018.

(3)
This pertains to high-yield bonds with a carrying value of $233.8 million as of December 31, 2012 which is included under Long-term debt on the balance sheet. The fair value of the high-yield bonds as of December 31, 2012 was $234.7 million, which is 100.50% of its face value.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Certain methods and assumptions were used to estimate the fair value of each class of financial instruments. The carrying amounts of accounts receivables, accounts payables and accrued liabilities approximate fair values because of the short maturity of those instruments.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates which are reset on a quarterly basis.

The estimated fair value of our high yield bonds is based on the quoted market price as of the balance sheet date.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair value of the fixed rate long-term debt is estimated using discounted cash flow analyses based on the rate of a three year U.S. Treasury bond.

The estimated fair values of long-term lease obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates, which are reset on a quarterly basis.

The fair value of the Partnership's derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the credit worthiness of the Partnership and its swap counterparty. The mark-to-market gain or loss on the Partnership's interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “other financial items, net” (see note 9).

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:
Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of the Partnership's financial instruments based on the above hierarchy as of December 31, 2012:

(in thousands of $)	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Cross currency interest rate swap-asset position	—	1,819	1,819
Interest rate swaps-liability position	—	24,991	24,991
Foreign currency swaps-liability position	—	20,527	20,527

The fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of the Partnership's credit-worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, Lloyds TSB Bank plc, The Bank of New York, DNB Bank ASA, Santander UK Plc, Sumitomo Mitsui Banking Corporation and Standard Chartered plc. However, the Partnership believes this risk is remote.

During the year ended December 31, 2012, five customers accounted for all revenues of the Partnership. These revenues and associated accounts receivable are derived from two time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras and one time charter with PTNR. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contracts with Pertamina being on a ship-or-pay basis. Also, under the various contracts the Partnership's vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay the ship owner before Pertamina and the gas sales contracts are with the Chinese Petroleum Corporation. The Partnership considers the credit risk of BG Group plc, Petrobras, DUSUP, PTNR and Pertamina to be low.

During the years ended December 31, 2012, 2011 and 2010, Petrobras accounted for more than 30% of gross revenue (See Note 7). Details of revenues derived from each customer for the years ended December 31, 2012, 2011 and 2010 are found in Note 7.

25. RELATED PARTY TRANSACTIONS

Historically, the Combined Entity and the Dropdown Predecessor were an integrated part of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services for the Combined Entity and Dropdown Predecessor as well as other Golar entities and operations. Consequently, for the purpose of the combined statement of operations this includes allocations for administrative expenses and other financial items as described in note 2 which are excluded from the disclosures below:

Net expenses from related parties:

(in thousands of $)	2012	2011	2010
Transactions with Golar and affiliates:
Management and administrative services fees (a)	2,876	1,576	—
Ship management fees (b)	4,222	4,146	3,826
Interest expense on Golar LNG vendor financing loan - Golar Freeze (c)	11,921	3,085	—
Interest expense on Golar LNG vendor financing loan - NR Satu (d)	4,737	—	—
Interest expense on high-yield bonds (e)	575	—	—
Interest expense on Golar Energy loan (f)	829	—	—
Total	25,160	8,807	3,826

Receivables (payables) from related parties:

As of December 31, 2012 and 2011 balances with related parties consisted of the following:

(in thousands of $)	2012	2011
Trading balances due to Golar and affiliates (g)	(546)	3,235
Golar LNG vendor financing loan (c)	—	(222,310)
High-yield bonds (e)	(34,953)	—
	(35,499)	(219,075)

(a) Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management's costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership's vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS (“Golar Wilhelmsen”), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) Golar LNG vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 (see note 21).

(d) Golar LNG vendor financing loan - NR Satu - In July 2012, in connection with the purchase of the NR Satu, the Partnership entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million is available for drawdown until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 (see note 21).

(e) High-yield bonds - In October 2012, the Partnership completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million. Of this amount, approximately $35.0 million was issued to Golar (see note 21).

(f) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar LNG Energy Limited ("Golar Energy"). The loan was unsecured, repayable on demand and bears interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by the Partnership, including Golar Singapore, were extinguished.

(g) Trading balances -Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

(h) $20 million revolving credit facility- On April 13, 2011, the Partnership entered into a $20 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of December 31, 2012, the Partnership had not borrowed under the facility.

(i)  Dividends to China Petroleum Corporation - During the years ended December 31, 2012, 2011 and 2010, Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $1.8 million, $2.4 million and $3.1 million, respectively.

(j) Acquisitions from Golar - The Partnership acquired from Golar equity interests in certain subsidiaries which own or lease and operate the Golar Freeze, the NR Satu and the Golar Grand. These transactions were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The Board of Directors of the Partnership (“the Board”) and the Conflicts Committee of the Board (“the Conflicts Committee”) have approved the purchase price and vendor financing loan for each transaction. The Conflicts Committee retained a financial advisor, DnB Nor Markets, to assist with its evaluation of the transaction. The details of each transaction are as follows:

	2012		2011
(in millions of $)	Golar Grand	NR Satu	Golar Freeze
Purchase consideration	176.8	388.0	231.3
Less: Net assets acquired
Vessel - historic book value	127.5	257.6	166.0
Capital lease obligation assumed (net of restricted cash)	(90.8))	—	—
Loan debt assumed	—	—	(108.0))
Other net assets	6.4	(1.9))	7.5
Total net assets acquired	(43.1))	(255.7))	(65.5))
Deduction to equity	133.7	132.3	165.8

Golar Freeze

On October 19, 2011, the Partnership acquired Golar's 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.3 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (c) above.

NR Satu

On July 19, 2012, the Partnership acquired Golar's equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (d) above.

Golar Grand

On November 8, 2012, the Partnership acquired Golar's equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

Golar Grand option

In connection with the acquisition of the Golar Grand in November 2012, the Partnership entered into an Option Agreement with Golar. Under the Option Agreement, the Partnership has an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, Golar has agreed to indemnify the Partnership in the event of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions relating to the six vessels currently or previously financed by UK tax leases.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership for any defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership's business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and the Partnership on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu.

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	December 31, 2012	December 31, 2011
Book value of vessels and equipment secured against long-term loans and capital leases	1,192,779	983,785

Other contractual commitments and contingencies

Insurance

The Partnership insures the legal liability risks for its shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, the Partnership is subject to calls payable to the associations based on the Partnership's claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event the Partnership terminates one or more of its leases, the Partnership would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that it received, together with fees that were financed in connection with its lease financing transactions, post additional security or make additional payments to its lessors. As of December 31, 2012, the total unamortized balance of deferred credits from the Partnership's capital lease transactions (see note 23) was $19.2 million. A termination of any of these leases would realize the accrued currency gain or loss. As of December 31, 2012, this was a net accrued gain of approximately $5.9 million.  Golar has agreed to indemnify the Partnership against any of these increased costs. Costs related to the Golar Winter lease, which is with a different lessor, have not been indemnified by Golar.  Golar did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Winter modification

In January 2012, the Partnership agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras' decision to relocate the Golar Winter from Rio de Janeiro to Bahia. We have begun to order the long lead items and the work is expected to be completed by the third quarter of 2013. The Partnership expects the cost of these modifications together with the drydocking cost to be approximately $25 million.

Legal proceedings and claims

The Partnership may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.

PT Golar Indonesia, a subsidiary of the Partnership that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and the Partnership is of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. The Partnership believes that it has meritorious defences against these claims and therefore as of December 31, 2012, has not recorded  any provision. The Partnership is unable to estimate the possible loss given the early stages of the claim, but based on indicative numbers provided by the claimant, the maximum amount of loss would be $9.6 million. Nevertheless in the event any such claim were successful against the Partnership, under the indemnity provisions of the Time Charter Party, the Partnership believes it has full recourse against the charterer, PT Nusantara Regas. Furthermore, as part of the acquisition of the NR Satu in July 2012 from Golar, Golar has also agreed to indemnify the Partnership against any such losses.

 27. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2012	2011	2010
Net income attributable to general partner and limited partner interests	116,418	85,534	54,267
Less: Dropdown Predecessor (net income)/loss	(28,015))	(21,937))	3,467
Less: distributions paid	(87,072))	(46,423))	—
Under distributed earnings	1,331	17,174	57,734
Under distributed earnings attributable to:
Common unit holders	1,304	16,829	35,615
Subordinated unit holders	—	—	20,964
General Partner	27	345	1,155
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	27,441	23,127	23,127
Subordinated units	15,949	15,949	15,949
General Partner units	886	797	797
Earnings per unit (basic and diluted):
Common units	2.08	1.89	1.54
Subordinated units	1.85	1.16	1.31
General Partner units	2.00	1.59	1.45
Cash distributions declared and paid in the period per unit (2):	1.78	0.73	—
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.50	0.43	—
__________________________________________
(1)       Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates.
(2)       Refers to cash distribution declared and paid during the period.
(3) Refers to cash distribution declared and paid subsequent to the period end.

As of December 31, 2012, of the Partnership's total number of units outstanding, 46% (2011: 35%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distribution guidelines in the Partnership's First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners' capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner's, common unit holders' and subordinated unit holder's interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Partnership's board of directors to provide for the proper conduct of the Partnership's business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy are entitled to incentive distributions if the amount the Partnership distributes to unit holders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

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

In addition, the General Partner and Golar Energy currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

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

•	first, 98.0% to all unit holders, pro rata, and 2.0% to the General Partner, until each unit holder receives a total of $0.4428 per unit for that quarter (the “first target distribution”);

•
second, 85.0% to all unit holders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.4813 per unit for that quarter (the “second target distribution”);

•
third, 75.0% to all unit holders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unit holder receives a total of $0.5775 per unit for that quarter (the “third target distribution”); and

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

28.  SUBSEQUENT EVENTS

In February 2013, the Partnership paid a cash distribution of $0.50 per unit in respect of the three months ended December 31, 2012.

In February 2013, the Partnership completed its third follow-on offering selling a total of 3,900,000 common units, representing limited partner interests, at a price of $29.74 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed approximately $2.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. Simultaneously, the Partnership also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. The Partnership's total combined net proceeds amounted to approximately $130 million.

In February 2013, the Partnership completed its acquisition of interests in the company that owns and operates the LNG carrier, the Golar Maria (see note 29).

In April 2013, the Partnership declared a cash distribution of $0.515 per unit in respect of the three months ended March 31, 2013.

29.  ACQUISITION AFTER BALANCE SHEET DATE

In February 2013, the Partnership acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The purchase consideration was $215 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus working capital adjustments. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter expiring in December 2017. The acquisition of the Golar Maria was deemed accretive to the Partnership's distributions.

The Partnership will account for the acquisition of the Golar Maria as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The Partnership is in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in the Partnership's next available interim report.

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of Golar Maria and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)			February 7, 2013
Purchase consideration		(1)	122,379
Less: Fair value of net assets acquired:
Vessel and equipment	215,000
Mark-to-market on interest rate swaps	(3,096)
Long term debt	(89,525)
Others*	—	(2)
Subtotal			(122,379)
Difference between the purchase price and fair value of net assets acquired			—

(1) This includes the purchase consideration for the vessel less the assumed bank debt and fair value of the interest rate swap liability but excludes any working capital adjustments which will be available upon finalization of the results of the Golar Maria for the first quarter of 2013.

(2) This information will be available upon finalization of the results of the Golar Maria for the first quarter of 2013.