Form 20-F
period 2013-12-31
GOLAR LNG LTD
filed 2014-04-30
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

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

80,579,295 Common Shares, par $1.00, per share

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	inability of the Company to obtain financing for conversion of its vessel's into FLNGVs on terms acceptable to it or at all;

•	changes in demand for natural gas carried by sea;

•	a material decline or prolonged weakness in rates for liquefied natural gas, or LNG, carriers;

•	changes in demand for natural gas generally or in particular regions;

•	adoption of new rules and regulations applicable to LNG carriers and floating storage and regasification units, or FSRUs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports;

•	inability of the Company to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs including among other things crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions;

•	the current turmoil in the global financial markets;

•	ability of the Company to timely complete our FSRU and FLNGV conversions;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all; and

•	other factors listed from time to time in registration statements, reports or other materials that the Company has filed with or furnished to the Securities and Exchange Commission, or the Commission.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "Golar," "Golar LNG," "we," "us" and "our" all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar LNG Energy Limited ("Golar Energy") and to Golar Management Limited (or Golar Management), or to all such entities. References in this Annual Report to Golar Wilhelmsen refer to Golar Wilhelmsen AS, a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to Golar LNG Partners LP (NasdaqGS: GMLP) and to any one or more of its direct and indirect subsidiaries. Under the provisions of Golar Partners' partnership agreement, the general partner has irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and to determine the strategies and policies of Golar Partners. On December 13, 2012, Golar Partners, held its first Annual General Meeting ("AGM"). As of the first AGM held by Golar Partners, the majority of the board members became electable by common unit holders and since then we no longer retain the power to control the directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered an affiliated entity and not as our controlled subsidiary. Unless otherwise indicated, all references to "USD," "U.S.$" and "$" in this report are U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarize our historical consolidated financial information. We derived the balance sheet information as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 from our audited Consolidated Financial Statements included in Item 18 of this annual report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2010 and 2009 and the selected balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this annual report entitled Item 5, "Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Fiscal Years Ended December 31,
	2013 (1)	2012	2011	2010	2009
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Statement of Operations Data:
Total operating revenues	99,828	410,345	299,848	244,045	216,495
Vessel operating expenses (2)	43,750	86,672	62,872	52,910	60,709
Voyage and charter-hire expenses (3)	14,259	9,853	6,042	32,311	39,463
Administrative expenses	22,952	25,013	33,679	22,832	19,958
Depreciation and amortization	36,871	85,524	70,286	65,076	63,482
Impairment of long-term assets	500	500	500	4,500	1,500
Gain on sale of subsidiary	65,619	—	—	—	—
Other operating losses	—	(27)	(5,438)	(6,230)	—
Operating income	47,115	202,756	121,031	60,186	31,383

Dividend Income	30,960	—	—	—	—
Gain on loss of control	—	853,996	—	—	—
Gain on business acquisition	—	4,084	—	—	—
Other non operating income	(3,355)	(151)	541	4,196	—
Net financial (income) expenses	(41,768)	42,868	53,102	66,961	1,692
Income (loss) before equity in net earnings (losses) of affiliates, income taxes and non-controlling interests	116,488	1,017,817	68,470	(2,579)	29,691
Income taxes	3,404	(2,765)	1,705	(1,427)	(1,643)
Non-controlling interests	—	(43,140)	(21,625)	5,825	(8,419)
Equity in net earnings (losses) of affiliates	15,821	(609)	(1,900)	(1,435)	(4,902)
Gain on sale of affiliate	—	—	—	—	8,355
Net income attributable to the shareholders	135,713	971,303	46,650	384	23,082
Earnings per common share
- basic (4)	1.69	12.09	0.62	0.01	0.34
- diluted (4)	1.59	11.66	0.62	0.01	0.34
Cash dividends declared and paid per common share (5)	1.35	1.93	1.13	0.45	—
Weighted average number of shares – basic (4)	80,530	80,324	74,707	67,173	67,230
Weighted average number of shares – diluted (4)	80,911	84,243	75,033	67,393	67,335
Balance Sheet Data (as of end of year):
Cash and cash equivalents	125,347	424,714	66,913	164,717	122,231
Restricted cash and short-term investments (6)	23,432	1,551	28,012	21,815	40,651
Amounts due from related parties (short-term)	6,311	5,915	354	222	795
Amounts due from related parties (long-term)	—	34,953	—	—	—
Long-term restricted cash (6)	3,111	—	185,270	186,041	594,154
Investment in available-for-sale securities	267,352	353,034	—	—	—
Investments in affiliates	350,918	367,656	22,529	20,276	21,243
Cost method investments	204,172	198,524	7,347	7,347	7,347
Newbuildings	767,525	435,859	190,100	—	—
Vessels and equipment, net	811,715	573,615	1,203,003	1,103,137	653,496
Vessels under capital lease, net (7)	—	—	501,904	515,666	992,563
Total assets	2,665,221	2,414,399	2,232,634	2,077,772	2,492,436
Current portion of long-term debt	30,784	14,400	64,306	105,629	74,504
Current portion of obligations under capital leases	—	—	5,909	5,766	8,588
Long-term debt	686,244	490,506	707,243	691,549	707,722
Long-term obligations under capital leases (7)	—	—	399,934	406,109	844,355
Non-controlling interests (8)	—	—	78,055	188,734	162,673
Stockholders' equity	1,804,137	1,764,319	677,765	410,588	495,511
Common shares outstanding (4)	80,580	80,504	80,237	67,808	67,577

	2013 (1)	2012	2011	2010	2009
Cash Flow Data:
Net cash provided by operating activities	67,722	233,810	116,608	51,710	43,763
Net cash (used in) provided by investing activities	(533,067)	(290,700)	(298,644)	364,736	(56,460)
Net cash provided by (used in) financing activities	165,978	414,691	84,232	(373,960)	78,814
Fleet Data (unaudited)
Number of vessels at end of year (9)	7	6	12	12	13
Average number of vessels during year (9)	5.5	12.6	12	12.7	13
Average age of vessels (years)	18.7	25.4	18.8	17.8	15.6
Total calendar days for fleet	2,012	4,615	4,380	4,644	4,892
Total operating days for fleet (10)	1,501	3,684	3,255	2,939	3,351
Other Financial Data (Unaudited):
Average daily time charter equivalent earnings ("TCE") (11) (to the closest $100)	50,850	94,400	87,700	57,200	47,400
Average daily vessel operating costs (12)	$38,300	$18,780	$14,354	$12,080	$13,410

Footnotes

(1) During the period from the IPO in April 2011 until the time of the first annual general meeting of unitholders ("AGM") on December 13, 2012, pursuant to the partnership agreement of Golar Partners, we retained the sole power to appoint, remove and replace all of the members of the Partnership's board of directors. Accordingly, Golar Partners was treated as our controlled subsidiary and Golar Partners' results were consolidated with that of the Company. From the first AGM held by Golar Partners, the majority of the Partnership's board members became electable by the common unitholders, from this date, we no longer retain the power to control the board of directors and hence the Partnership and accordingly, we deconsolidated Golar Partners and its subsidiaries from our consolidated financial statements. As a result, from December 13, 2012, Golar Partners has been considered our affiliate entity. The deconsolidation of Golar Partners resulted in a gain of $854 million recognized in 2012.

A summary of the key significant changes in our financial results that occurred in 2013 when compared to historic periods, as a consequence of the deconsolidation, include:

•	A decrease in operating income and individual line items therein, in relation to Golar Partner’s fleet;

•	A decrease in net financial expense in respect of Golar Partner’s debt and capital lease obligations, net of restricted cash deposits.

Offset by recognition of:

•
Gains on the sale of our vessel interests to Golar Partners, commencing with the Golar Maria in February 2013.  However, any recognition from the gain related to the sale of our vessels to Golar Partners will be deferred to the extent it relates to the proportion of our interest accounted for under the equity method, which during the subordination period relates solely to our interest in Golar Partner’s subordinated units.

•	Management fee income from the provision of services to Golar Partners under each of the management and administrative services and the fleet management agreements.

•	Dividend income in respect of our interests in common units and general partner interests (during the subordination period) and IDRs.

•
Equity in net earnings of affiliates, will change to reflect our share of the results of Golar Partners calculated with respect to our interests in its subordinated units only, but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control.

In addition, our Balance Sheet as at December 31, 2012 was affected in the following ways by the deconsolidation:

Balance Sheet:

•	"Investment in available-for-sale securities" of $353 million was initially recognized representing the Company's common unit interests held in Golar Partners.

•
"Investment in affiliates" of $362.1 million was initially recognized representing the Company's subordinated unit interests held in Golar Partners that during the subordination period will be accounted for under the equity method.

•
"Cost method investments"of $191.2 million was initially recognized representing the Company's 2% general partner interest and 100% of the Incentive Distribution Rights ("IDRs") held in Golar Partners.

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

Charter-hire expense refers to the expenses related to vessels chartered-in under operating leases, but these all expired in September 2010.

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

(6) Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments, deposits made in accordance with our contractual obligations under our equity swap line facilities, bid or performance bonds for projects we may enter.

(7) Prior to the deconsolidation of Golar Partners in December 2012, we were party to lease financing arrangements in respect of eight of our vessels. In respect of six of these leases we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently, we entered into capital leases for the vessels, and the vessels were recorded as assets on our balance sheet.  These restricted cash deposits, plus the interest earned on those deposits, equaled the approximate remaining amounts we owed under the capital lease arrangements. When interest rates increased and there was a surplus in the restricted cash account, that surplus was released to us as working capital. Similarly, when interest rates decreased and there was a deficit, those deficits were funded out of our working capital.  In these instances, we considered payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation was the repayment of the related term loans. During 2010, the outstanding lease liability on five vessels was settled, when we repaid the respective lease financing obligations out of the related restricted cash deposits.  Under U.S. GAAP, we recorded both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets on our balance sheet.  This accounting treatment had the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  Pursuant to the deconslidation of Golar Partners in December 2012, the capital lease obligations and the related restricted cash with respect to our lease financing arrangements have been deconsolidated from our balance sheet.

(8) Our non-controlling interests have been reduced to $nil pursuant to the deconsolidation of Golar Partners on December 13, 2012. Our non-controlling interests in 2011 until the deconsolidation date of Golar Partners referred to a 45.9% (2011: 34.6%) ownership interest held by private investors in Golar Partners following its initial public offering in April 2011 and follow on equity offerings in 2012 (excluding the 40% ownership interest held by Chinese Petroleum Corporation, Taiwan, in the Golar Mazo).

In addition, as of December 31, 2010 and 2009, our non-controlling interests included 39% and 26%, respectively, in respect of Golar Energy, a formerly listed entity on the Oslo Axess. In mid 2011, we reacquired the non-controlling interest in Golar Enegy, thus increasing our ownership interest to 100% and delisted Golar Energy from the Oslo Axess in July 2011.

(9) As of December 31, 2013, we have 100% ownership interest in our remaining vessels. The increase in the number of vessels from 2012 to 2013 is a result of the delivery of two LNG carriers, offset by the sale of the interest in the company that owns and operates the Golar Maria to Golar Partners. The significant decrease in the number of vessels between 2011 and 2012 is principally a result of the deconsolidation of Golar Partners on December 13, 2012.

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

(12) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

	Years Ended December 31,
	2013	2012	2011	2010	2009

Time charter revenues	90,558	409,593	299,848	244,045	216,495
Voyage expenses	(14,259)	(9,853)	(6,042)	(20,959)	(20,093)
	76,299	399,740	293,806	223,086	196,402
Calendar days less scheduled off-hire days	1,994	4,245	3,352	3,901	4,145
Average daily TCE (to the closest $100)	38,300	94,200	87,700	57,200	47,400

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
In April 2013, Golar Partners received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. As of December 31, 2013, Golar Partners was in compliance with all covenants.
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

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2013, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $565.1 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.24.

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

We have entered into contracts for the construction of thirteen newbuildings, including ten LNG carriers and three FSRUs for an aggregate purchase price of approximately $2.8 billion. As of April 25, 2014, three vessels (two LNG carriers and one FSRU) have been delivered and we have paid to the shipyards a total of approximately $1.3 billion of the aggregate purchase price. The remaining LNG carriers are due for delivery during 2014, and the remaining FSRU will be delivered the following year, subject to the outcome of negotiations with Samsung regarding the delayed delivery of certain vessels.

Of our remaining ten newbuilds, two are contracted with Hyundai Samho Heavy Industries Co., Ltd., or Hyundai and the remainder are contracted with Samsung Heavy Industries Co. Ltd., or Samsung. In the event shipyards do not perform under the contracts discussed above and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

As of December 31, 2013, we had an ownership interest of 41.4% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the incentive distribution rights ("IDRs") of Golar Partners. The aggregate carrying value of our investments in Golar Partners as of December 31, 2013 was $809.0 million, which represents our total interests in the common, subordinated and general partner units and the IDRs. We account for our interests in the subordinated units under the equity method, the common units as available-for-sale securities and the general partner units and IDRs as cost-method investments. Please see Note 5 "Deconsolidation of Golar Partners to our Consolidated Financial Statements" for further detail.
In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $63.7 million for the year ended December 31, 2013. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $9.2 million for the year ended December 31, 2013.

Accordingly, the value of our investment and the income generated from our investment in Golar Partners is subject to a variety of risks, including the risks related to its business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of April 25, 2014, Golar Partners had a fleet of nine vessels, that we manage under the management agreements referred to above, that operate under medium to long-term charters with a concentrated number of charterers which include BG Group, Petrobras, Pertamina, Dubai Supply Authority ("DUSUP"), PT Nusantara Regas ("PTNR") and Kuwait National Petroleum Company ("KNPC"). Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, or under certain operational circumstances, a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

The common units of Golar Partners are listed on the Nasdaq Global market and due to their preferential distribution and liquidation rights during the subordination period are accounted for as available-for-sale securities. As of December 31, 2013, the fair value of our investment in the common units of Golar Partners was $267.4 million. If the price of the common units of Golar Partners declines due to other than temporary reasons, we would be required to recognize future impairment charges which may have a material adverse effect on our results of operations for the period that the impairment charges are recognized.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

LNG carriers and FSRUs require a technically skilled officer staff with specialized training. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. The pool of technically competent crew members has not grown very much during the past few years as the demand for crew members was hampered by the lack of newbuild orders during the period between 2008 to 2010. However, more recently the number of orders for newbuild LNG carriers and FSRUs has grown and as deliveries of these new vessels start to materialize, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. If we or our third-party ship managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels particularly as we take delivery of our newbuildings. A material decrease in the supply of technically skilled officers or an inability of our third-party managers to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make distributions to shareholders.

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

We expect to enter the Floating Liquefaction "FLNG" market within the second quarter of 2014 through an investment, however, we cannot guarantee you that contract negotiations will progress favorably or our expansion into the FLNG market will be profitable.

We are currently in negotiations to convert certain of vessels into FLNG vessels. We anticipate a firm investment decision and the signing of a conversion contract with Keppel Shipyard ("Keppel") during the second quarter of 2014. We are currently marketing the FLNG vessels to several prospective customers. Our aim is to find a strong strategic partner that has an interest in utilizing one or several vessels to produce LNG from a specific defined gas reserve. It is uncertain however that a final strategic partnership can be concluded within the same time frame. This mismatch significantly increases the risk of the project but also gives the Company more flexibility in optimizing its project returns. Our inability to reach agreement on terms that are favorable to us may have an adverse effect on our financial condition.

We operate our vessels in the spot/short-term charter market for LNG vessels.  Failure to find profitable employment for these vessels, or our newbuildings upon their delivery, could adversely affect our operations.

 We currently have four vessels operating in the spot/short-term charter market, the market for chartering an LNG carrier for a single voyage, or for a short time period of up to two years.  In addition, we have entered into newbuilding contracts for the construction of ten LNG carriers and three FSRUs, three of which (two LNG carriers and one FSRU), have been delivered. The remaining newbuilds will be delivered during 2014 and 2015. Medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.

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

Significant demands are placed on our management as a result of our growth.  As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control.  In addition, the provision of management services to our publicly traded affiliate, Golar Partners and the supervision of the construction of our newbuilding vessels has increased the complexity of our business and placed additional demands on our management.  Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives.  While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2013, we had total outstanding long-term debt of $717.0 million, of which $589.0 million was exposed to a floating interest rate.  In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations.  As of December 31, 2013, we have interest rate swaps with a notional amount of $1.6 billion representing approximately 228% of our total debt.  While we are currently over-hedged, this will normalize as we drawdown on our $1.125 billion facility to take delivery of our newbuildings. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  Our current fleet has a weighted average age of approximately 22.2 years.  Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels.  Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

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

Due to a portion of our expenses are incurred in currencies other than the U.S. Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and the Euro, the British pound, and the Norwegian Kroner, which could affect the amount of net income that we report in future periods. We use financial derivatives to hedge some of our currency exposure.  Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. None of our vessels made any port calls to Iran in 2013. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.
On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.
Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

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

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization or the IMO as well as marine pollution and prevention requirements imposed by the International Convention for the Prevention of Pollution from Ships (MARPOL Convention).  In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (HNS), as amended by the April 2010 Protocol to the HNS Convention or the 2010 HNS Convention, if it is entered into force.  In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability.  However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner's or operator's rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Risks Related to our Common Shares

We depend on directors who are associated with affiliated companies, which may create conflicts of interest.

Our principal shareholder is World Shipholding Limited or World Shipholding. All of our directors serve as directors of other companies affiliated with World Shipholding. Our directors owe fiduciary duties to both us and other related parties, and may have conflicts of interest in matters involving or affecting us and our customers. In addition, they may have conflicts of interest when faced with decisions that could have different implications for other related parties than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Generally, stock markets have recently experienced extensive price and volume fluctuations, and the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our common shares have traded on the Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue.  The market price for our common shares has historically fluctuated over a wide range.  In 2013, the closing market price of our common shares on the Nasdaq has ranged from a low of $30.51 on July 3, 2013 to a high of $41.55 per share on January 30, 2013.  As of April 25, 2014, the closing market price of our common shares on Nasdaq was $43.65.  The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares that you may have purchased at a price greater than or equal to its original purchase price.

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

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation, or Gotaas-Larsen. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, acquired Osprey, which was subsequently delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and traded under the symbol "GOL". We subsequently delisted from the Oslo Stock Exchange on August 30, 2012. We continue to be listed on the Nasdaq Global Select Market or Nasdaq since December 2002 and trade under the symbol "GLNG".  As of December 31, 2013, World Shipholding owned 45.61% of our issued and outstanding common shares.

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

Our interests in the vessel-owning subsidiaries which owned the LNG carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the FSRU, the Golar Spirit were transferred to Golar Partners in November 2008. In April 2011, our interests in the subsidiaries which leased the FSRU, the Golar Winter were also transferred to Golar Partners. These four vessels represented the initial fleet of Golar Partners.

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

Under the provisions of Golar Partners' partnership agreement, the general partner irrevocably delegated the authority to Golar Partners' board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO of Golar Partners in April 2011 until the time of its first annual general meeting on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. As of the first annual general meeting of Golar Partners, the majority of the board members became electable by common unitholders and accordingly, from this date we no longer retain the power to control the board directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.

Since the IPO of Golar Partners, they have conducted four follow-on offerings, such that as of April 25, 2014 our ownership interest has fallen to 41.4%.

Since the IPO of Golar Partners, we have sold equity interests in the following five vessels to Golar Partners, the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria, and more recently, the Golar Igloo (in March 2014) for an aggregate value of $1.5 billion. Accordingly, as of April 25, 2014, Golar Partners had a fleet of nine vessels acquired from or contributed by us.

The majority of the proceeds received from the sales of these vessels to Golar Partners have been used to make installment payments under our newbuilding program. Furthermore, the sale of these assets has made Golar Partners a more profitable company which has resulted in increased dividend payments to unitholders of Golar Partners. As a major shareholder of Golar Partners and the beneficial owner of Golar Partners' IDRs, we have benefited from the increased dividend payments.

As of April 25, 2014, together with the fleet held by Golar Partners, we own and operate seventeen vessels comprising of five FSRUs and twelve LNG carriers, including a 60% interest in the vessel-owning subsidiary that owns the Golar Mazo which is owned through a joint venture arrangement between Golar Partners and the Chinese Petroleum Corporation, the Taiwanese state-owned oil and gas company.

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

Vessel acquisitions, disposals, conversions and other significant transactions

During the three years ended December 31, 2013, we invested $1.4 billion in our vessels, equipment and newbuildings.

During 2008 and 2009, we entered into time charter agreements which required the conversion or modification of two LNG carriers, the Golar Winter and the Golar Freeze into FSRUs.  We entered into 10-year time charter agreements with Petrobras for Golar Winter and with DUSUP for the Golar Freeze that commenced upon delivery of each of these vessels.  Employment commenced in September 2009 for the Golar Winter and May 2010 for the Golar Freeze. Of which Golar Winter formed part of Golar Partners' initial fleet.

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

In July 2012, we entered into a 10 year time charter agreement with Gas Atacama Spa ("Gas Atacama"). Although the Chilean project remains subject to indeterminate delays, Golar LNG continues to engage in discussions with Gas Atacama and remains the exclusive FSRU provider. As the start-up of this project is now likely delayed beyond 2015, an additional newbuild FSRU will be considered and pricing under the contract shall be reviewed at the point in time in which the project is ready to go firm. Significant uncertainties are however linked to completion and possible start-up of this project

In October 2012, the Company announced that it had reached an agreement for the development of our first floating liquefied natural gas vessel with Keppel Shipyard Limited. The agreement contemplates the initial conversion of one existing LNG carrier in Golar's current fleet and includes option for further two vessel conversions.

In November 2012, we sold our interests in the wholly-owned subsidiaries that lease and operate the Golar Grand to Golar Partners for $265 million.

In November 2012, we entered into a five-year time charter agreement with LNG Shipping S.p.A. for our LNG carrier, the Golar Maria. In February 2013, we sold our equity interest on the company that owns and operates the Golar Maria to Golar Partners for $215 million.

In July 2013, we executed an agreement for a ten year time charter for the FSRU Golar Eskimo which is currently under construction with Samsung Heavy Industries. The charter, with the Government of the Hashemite Kingdom of Jordan, is expected to commence in the first quarter of 2015.

As of April 25, 2014, we have taken delivery of three of the thirteen contracted newbuildings, the Golar Seal, the Golar Celsius and the Golar Igloo. Accordingly, ten vessels (including two FSRUs) remain to be delivered and $1.4 billion of the newbuilding installments remain outstanding. All but one are scheduled to be delivered in 2014, with the final delivery timed for 2015 subject to outcome of negotiations with Samsung to delay deliveries of certain vessels.

Investments

During the three years ended December 31, 2013 and through April 25, 2014, we acquired and divested interests in a number of companies including:

In August 2012, we purchased 17,255 shares in GasLog for $0.2 million, a company established in Marshall Islands and listed in the New York Stock Exchange. The company is an owner, operator and manager of LNG carriers. In November 2013, we sold our interest in Gaslog.

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

LNG trading – business segment

During 2010, Golar established a wholly owned subsidiary, Golar Commodities which positioned the company in the market for managing and trading LNG cargoes. Activities include structured services to outside customers, the buying and selling of physical cargoes as well as proprietary trading. During the third quarter of 2011 Golar determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities did not enter into any trades during the years ended December 31, 2013 and 2012.

During the first quarter of 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation to facilitate the commissioning of the Golar Igloo which entered in her long term charter with KNPC in March 2014.  The transaction was the first for the Company since 2011 when we scaled back our LNG trading actives but it’s now our intention to position ourself for managing and trading a number of LNG cargoes for the Golar Igloo during the course of her charter with KNPC.

B.      Business Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs.  Collectively, our fleet is comprised of twelve LNG carriers and five FSRUs.  As of April 25, 2014, we have remaining newbuilding commitments for the construction of eight LNG carriers and two FSRUs with scheduled deliveries during 2014 and early 2015. Our vessels provide and have provided LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group, ENI, Petrobras, Dubai Supply Authority, Pertamina and many others. Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations.  We seek to further develop our business in other midstream areas of the LNG supply chain with particular emphasis placed on innovative floating liquefaction solutions (FLNG) and participating as a gas off-taker from mid-scale liquefaction projects.

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

In line with our desire to take control of a greater share of the value chain, we are looking to invest in a small scale LNG project in Canada amongst others and have completed a Front End Engineering and Design (FEED) study for the conversion of three of our oldest carriers into small-mid scale floating liquefaction units. Notwithstanding this, we remain firmly committed to growing our core business by way of the newbuild assets referred to above.

As well as growing our core business and pursuing new opportunities along our value chain, we also offer commercial and technical management services for Golar Partner's fleet. As of April 25, 2014, Golar Partner's fleet included five FSRUs and four LNG carriers (which are included within the combined fleet of seventeen vessels above). Pursuant to a Partnership Agreement, Golar Partners will reimburse Golar for all of the operating costs in connection with the management of their fleet. In addition, Golar also receives a management fee equal to 5% of our costs and expenses incurred in connection with the provision of these services. These management fees have been eliminated through the consolidation of Golar Partners until December 13, 2012 when Golar Partners was deconsolidated.

Lastly, we intend to maintain our relationship with Golar Partners and pursue mutually beneficial opportunities that we believe will include the sale of assets to Golar Partners to provide support for our LNG projects as well as to further our growth.

Our Business Strategy

Our primary business objective is to grow our business and to provide significant returns to our shareholders while providing safe, reliable and efficient LNG shipping, FSRU and other floating midstream services to our customers. We aim to meet this objective by executing the following strategies:

•
Operation of a high quality and modern fleet: We currently own and operate a mixed high quality fleet. In response to a strengthening in industry dynamics, we are committed to a significant fleet expansion. Following the recent delivery of three newbuilds, currently, we have on order a further ten newbuilds comprising of eight LNG carriers and two FSRUs. All of these vessels on order will utilize state of the art technology and are configured to be very attractive to the chartering community with high performance specifications.

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

•
Utilize industry expertise to take advantage of opportunities within the LNG market: We use our experience in the industry, sensitivity to trends and knowledge and expertise in identifying other untapped opportunities within the LNG market. Specifically, this is evidenced by the following:

▪
We are an industry leader in FSRUs and to date remain the only company to have successfully converted an existing LNG carrier for such service. We have a track record for successful operations on our projects which we plan to use as a foundation for further growth as more and more markets look to this technology to provide dependable access to incremental energy imports to fuel their economies.

▪
We have recently completed the front end engineering and design ("FEED") for our first floating liquefied natural gas vessel ("FLNGV") based on the conversion of the Golar Hilli first generation Moss vessel. The FEED will form the basis for the conversion of up to three of our existing Moss LNG vessel will enable us to facilitate the efficient development of gas monetization opportunities. In addition, FLNGV projects have the potential to be combined with our LNG carrier and FSRU franchise to create high value integrated midstream chains.

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

▪
Pursuit of strategic and mutually beneficial opportunities with Golar Partners - Since Golar Partners' IPO in April 2011, we have successfully sold five vessels in exchange for cash of approximately $1.5 billion which in part enables us to finance our newbuilding program as well as pursue other growth opportunities. In addition, we have entered into a firm agreement for the Jordan FSRU project which is anticipated to start up in early 2015. Following successful delivery and commissioning of the vessel, this FSRU will be an attractive candidate for potential dropdown into Golar Partners.

▪
Increased dividend income from our investment - Since Golar Partners' IPO, the quarterly dividend distributions of Golar Partners have increased from $0.385 pro-rated per unit to $0.52 per unit for the quarter ended December 31, 2013. This represents a 35% increase since the IPO. Golar Partners' long-term charters, provide stable cash flows which allows Golar Partners to meet its quarterly distributions obligations to its unit holders. As of April 25, 2014, we have a 41.4% interest (including our 2% general partner interest) in Golar Partners and hold 100% of Golar Partner's IDRs.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Item 3 - Key Information - Risk Factors".

The Natural Gas Industry

Predominantly used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. As more emphasis is placed on reducing carbon emissions, Organization for Economic Cooperation and Development ("OECD") nations have come to view natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants. More recently, China has indicated a strong desire to address air quality issues that have arisen following a rapid expansion in the use of coal fired power plants. Gas fired electricity generation is expected to feature prominently in their efforts to address environmental issues as ageing coal fired plants are gradually replaced and to meet additional incremental electricity generation requirements.

According to the EIA International Energy Outlook for 2013, worldwide energy consumption is projected to increase by 56% from 2010 to 2040, with total energy demand in non-OECD countries increasing by 90%, compared with an increase of 17% in OECD countries. Natural gas consumption worldwide is forecast to increase by 63%, from 113 trillion cubic feet (or Tcf) in 2010 to 185 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice. The lower carbon intensity of natural gas relative to coal and oil also make it the favored fuel for industrial and electric power sectors in an increasing number of other countries where governments are introducing policies to reduce greenhouse gasses.

The primary factors contributing to the growth of natural gas demand include:

•
Environmental: Natural gas is a clean-burning fuel. It produces less carbon dioxide and other pollutants and particles per unit of energy produced than coal, fuel oil and other common hydrocarbon fuel sources;

•
Demand from Industry and Power Generation: According to the EIA, electricity generation increases by 93%, from 20.2 trillion kilowatthours in 2010 to 39.0 trillion kilowatthours in 2040. In 2010, natural gas accounted for around 22% of global electricity generation. This share, projected to increase to 24% by 2040, does not take into account the emerging use of LNG in transportation, particularly in the marine sector. Natural-gas-fired combined-cycle technology is an attractive choice for new power plants because of its fuel efficiency, operating flexibility, low emissions, and relatively low capital costs. The industrial and electric power sectors together account for 77% of the total projected increase in natural gas consumption;

•	Market Deregulation: Deregulation of the natural gas and electric power industries in the United States, Europe and Japan has resulted in new entrants and an increased market for natural gas;

•
Significant Natural Gas Reserves: According to EIA estimates, as of January 1, 2013, the world's total proved natural gas reserves were 6,793 Tcf, 1% higher than the 2011 estimate. Current estimates of natural gas reserve levels indicate a large resource base to support growth in markets through 2040; and

•
Emerging Economies: According to the EIA, natural gas consumption is forecast to increase by an average of 2.2% per year through 2040 in non-OECD countries, compared to an average of 1.0% per year in OECD countries. As a result, non-OECD countries are expected to account for 72% of the total increase in natural gas consumption over the period from 2010 to 2040.

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

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2013, worldwide proved natural gas reserves were 6,793 Tcf having grown by 39% over the past 20 years.  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 55% of the world's natural gas reserves as of January 1, 2013, and the United States, the fifth largest holder of natural gas reserves, will see an increase in production growth from 21.2 tcf in 2010 to 33.1 tcf in 2040.  Production in the Australia/New Zealand region is forecast to increase from 1.9tcf in 2010 to 6.7tcf in 2040 with most originating from Australia and much of this coming to market over the next 5-6 years.  More recently, sizeable new discoveries are being made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is now underway outside the US (Canada) and is slated to commence elsewhere including China, Australia, Mexico, Britain and other parts of OECD Europe. Although reserves of unconventional natural gas are unknown, a 2013 EIA report on relatively near term technically recoverable shale gas indicates 7,299tcf of estimated risked recoverable resource. This estimate is 10% higher than that included in their 2011 report. Interestingly, the resource estimate for China is 13% lower than the 2011 expectation as a result of a downward revision to reserves in one particular basin. Much of the resource in this basin is deeper than what is currently considered to be commercially recoverable. Future advances in drilling technology have the potential to reverse this.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Since 2010 there have been a number of cargoes redirected to the Far East which has increased LNG ton miles and demand for LNG shipping. The more recent grant of non-FTA export permits in respect of six US projects representing around 70 million tons of LNG per year raises the prospect of significant additional volumes being exported out of the US, the vast majority of would be transported on an LNG carrier.

The reduced rate of growth in LNG demand in the U.S. has been offset by increased demand for LNG in other nations, especially non-OECD countries. China, India and Latin America all represent significant areas of increasing demand and future growth prospects. China has significant shale gas reserves of its own however the economics of extracting this remain unclear. Many of the known reserves are at great depth which has the potential to constrain the economics of extraction, at least in the near term. Demand from two important and established OECD LNG importers, Japan and South Korea also has the potential to increase further over time following decisions in these respective countries to reduce the future role of nuclear in their energy mix. Additionally, due to recent developments in Ukraine, Europe is once again under pressure to reduce its dependence on piped gas from Russia. This has the potential to be a positive development for LNG demand.

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

LNG Supply Chain

The LNG supply chain involves the following components:

Gas Field Production and Pipeline: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will in some cases see the gas transported to a marine based liquefaction facility.

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

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In some cases, even these large projects have cost substantially more than anticipated and this has resulted in increasingly detailed research into the viability of both large and small scale floating liquefaction. Results of these studies carried out by both oil and gas majors as well as independents including Golar support both the technical and economic feasibility of a floating liquefaction solution across a spectrum of project sizes. Previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas.

According to Poten and Partners ("Poten"), LNG Liquefaction delivered to market was 103 million tonnes per annum in 2000.  This increased to 240 million tonnes by 2011.  An unusually large number of unscheduled plant disruptions along with feedgas limitations prevented many export facilities from producing at, or in some cases, even near their nameplate capacity in 2012. This resulted in the 2012 global LNG trade dropping for the first time since 1980.  Data from Poten indicates a further reduction in LNG liquefaction to 235 million tonnes in 2013.   Although there were small reductions to production across a number of countries, most of the 2013 decline was due to Egypt’s lack of feedgas and a gas-starved domestic market, Nigeria LNG’s gas supply force majeure and Atlantic LNG’s scheduled maintenance.  Poten indicate that liquefaction capacity is however expected to resume its growth trajectory over the coming years with approximately 117 million tonnes of capacity currently under construction and approximately 72 million tonnes scheduled to deliver between now and 2017.  By 2020, Poten forecast long-term global LNG supply reaching approximately 360 million tonnes, an approximately 53% increase over 2013.

The LNG Fleet

As of the end of March 2014, the world LNG carrier fleet consisted of 397 LNG carriers (including 16 FSRUs and 17 vessels less than 18,000m3). By the end of March 2014, there were orders for 128 new LNG carriers (including 11 FSRUs and 4 floating production, storage and offloading ("FPSO")), the majority of which will be delivered between now and 2016.

The order book has now defined the next generation of tradeable tonnage in regards to size and propulsion. The current ”standard” size for LNG carriers is approximately 165,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Disesel Electric (D/TFDE).

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

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 74% employ the Membrane containment system, 24% employ the Moss system and the remaining 2% employ other systems. Most newbuilds (89%) on order employ the membrane containment system, because it most efficiently utilizes the entire volume of a ship's hull. In general, the construction period for an LNG carrier is approximately 28-34 months.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the tanker industry including the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets.

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
Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects use an FSRU. FSRUs are also beginning to penetrate Asian markets led by Golar's NR Satu in Jakarta, Indonesia and a variety of projects in India and South East Asia.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, floating facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRUs projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land based projects) and at a significantly lower cost (20-50% less) than land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (1-2 years) regasification solution or as a long-term solution for up to 20 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can be utilized as bridging solutions until a land-based terminal is constructed. In this way. FSRUs are both a replacement for and complement to land-based regasification alternatives.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are only a limited number of  companies, including Golar as well as Exmar, Excelerate Energy, and Hoegh LNG that are operating  FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

Competition – LNG Carriers and FSRUs

As the FSRU market continues to grow and mature new competitors are entering the market. In addition to Hoegh LNG, Excelerate and Golar, BW Gas and MOL have recently ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for speculative regasification tonnage. The expansion and growth of the FSRU market has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

We believe that, together with Golar Partners, we are one of the world's largest independent LNG carrier and FSRU owners and operators. Together with Golar Partners, our existing fleet includes 16 vessels (eleven LNG carriers and five FSRUs) and a newbuilding order book of ten vessels: eight LNG carriers and two FSRUs. Our remaining LNG carrier newbuildings are scheduled to be delivered from 2014 into early 2015 with storage capacity of approximately 160,000 m3 to 162,000 m3 storage; 0.1% boil-off rate; tri-fuel engines; and capable of charter speeds of up to 19.5 knots.  Our newbuild FSRUs range in capacity from 160,000 m3 to 170,000 m3 and can provide regasification throughput of up to 750 MCFD (or 5.8 MTA). The FSRUs can, subject to the customer's requirements, remain classified as an LNG Carrier, flexible for LNG carrier service or be classified for as an offshore unit, remaining permanently moored at site for a long contract duration.

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

Floating Liquefaction Vessels

In late 2012, we entered into FEED agreements to develop our first FLNG production vessel. The agreements were based on the conversion of one of our existing Moss type vessels and include options for two further Moss vessel conversions. Golar are working with Keppel and Black & Veatch (“B&V”) to design the FLNG vessel. Keppel has previously worked with Golar converting comparable Moss type vessels into FSRUs.

Our FLNG strategy is very much analogous to what we were able to create in the FSRU side of our business and utilizes proven on-shore technology, quick and a low-cost execution model with a conversion time of less than three years. We are currently in the final phases of negotiating definitive agreements with Keppel and B&V for the conversion of the Hilli to an FLNG vessel at the Keppel shipyard in Singapore. When converted, the Hilli will have a production capacity of up to 2.8 million tonnes per annum and on board storage of approximately 125,000 m3 of LNG.

We are targeting liquefaction projects to convert pipeline quality gas and unconventional natural gas reserves (such as coal bed methane and shale gas or lean gas sourced from offshore fields), to LNG. These feed gas streams require little to no gas processing prior to liquefaction.

Customers

During the year, we received the majority of our revenues from charter agreements with the following customers: BG Group, Gdf Suez, ENi SpA and a major Japanese trading company.

Following the deconsolidation of Golar Partners, our customer profile has changed and the following customers are now with Golar Partners: Petrobras, DUSUP, Pertamina and PT Nusantara Regas. BG Group continues to be a customer of both ours and the Golar Partners. We continue to maintain our relationship with these customers by virtue of the various management agreements entered into with Golar Partners. We also continue to develop relationships with other major players in the LNG industry and with new customers.

Since 2012, we have chartered vessels to a major Japanese trading company. Our revenues from this company were $47.7 million (53%) and $40.0 million (9%) for the years ended 2013 and 2012, respectively.

Since 2000, we have chartered vessels to BG Group.  Our revenues from BG Group were $13.1 million (14%), $96.2 million (23%) and $25.1 million (8%) for the years ended 2013, 2012 and 2011, respectively. Two vessels in the Partnership's fleet are currently on charters with the BG Group.

Revenues from Gdf Suez and ENi Spa were under short-term charters, which commenced in in 2011 and 2013, respectively.

Since July 2008, we have chartered vessels to Petrobras under 10-year charters. Our revenues from Petrobras for the years ended 2013, 2012 and 2011 were $nil, $90.3 million (22%) and $93.7 million (31%) . Petrobras currently charters two vessels from Golar Partners.

We had charters with DUSUP since 2010. Our revenues from DUSUP were $nil, $46.0 million (11%) and $47.1 million (16%) for the years ended 2013, 2012 and 2011, respectively. The Partnership continues to charter a vessel to DUSUP.

Since 1989, we have chartered vessels to Pertamina, Our revenues from Pertamina were $nil, $35.5 million (9%) and $37.8 million (13%) for the years ended 2013, 2012 and 2011, respectively. The Partnership continues to charter a vessel with Pertamina.

Charters with Qatar Gas commenced in 2011. Our revenues from Qatar Gas were $nil, $23 million (6%) and $35.5 million (12%) for the years ended 2013, 2012 and 2011, respectively. The Partnership has one vessel currently on charter with Qatar Gas.
During 2012 we commenced chartering vessels to PT Nusantara Regas. Our revenue from PT Nusantara Regas for the years ended 2013 and 2012 was $nil and $38.8 million (9%) respectively. The Partnership currently has one vessel on charter with PT Nusantara Regas.

Fleet

Owned Fleet

As of April 25, 2014, we own and operate a fleet of seven LNG carriers. In addition, we currently have newbuild commitments for the construction of eight LNG carriers and two FSRUs which are due for delivery between 2014 and 2015.

The following table lists the LNG carriers and FSRUs in our current fleet including our newbuildings as of April 25, 2014:

Vessel Name	Year of Delivery	Capacity cbm.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Owned Fleet
Existing Fleet
Hilli	1975	125,000	MI	Moss	n/a	n/a	n/a
Gimi	1976	125,000	MI	Moss	n/a	n/a	n/a
Golar Gandria	1977	126,000	MI	Moss	n/a	n/a	n/a
Golar Arctic	2003	140,000	MI	Membrane	Major Japanese trading company	2015	n/a
Golar Viking	2005	140,000	MI	Membrane	n/a	n/a	n/a
Golar Seal	2013	160,000	MI	Membrane	n/a	n/a	n/a
Golar Celsius	2013	160,000	MI	Membrane	n/a	n/a	n/a

Newbuildings (1)
Hull 2023 (Golar Penguin)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2022 (Golar Crystal)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2024 (Golar Eskimo)	2014	160,000	MI	Membrane (FSRU)	n/a	n/a	n/a
Hull 2027 (Golar Bear)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2047 (Golar Snow)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2048 (Golar Ice)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull S658 (Golar Glacier)	2014	162,000	MI	Membrane	n/a	n/a	n/a
Hull S659 (Golar Kelvin)	2014	162,000	MI	Membrane	n/a	n/a	n/a
Hull 2055 (Golar Frost)	2014	160,000	MI	Membrane	n/a	n/a	n/a
Hull 2056 (Golar Tundra)	2015	160,000	MI	Membrane (FSRU)	n/a	n/a	n/a

Key to Flags:
MI – Marshall Islands

(1)	As at April 25, 2014, the Company has a total of ten newbuilds on order which are due for delivery through to 2015.

Our Charters

Three of our vessels, the Hilli, the Golar Gandria and the Gimi are earmarked for conversion in our floating liquefied natural gas project. In anticipation of their conversion, the Hilli and the Golar Gandria entered lay-up in April 2013. The Gimi entered lay-up in January 2014.

The Golar Arctic is under a medium-term charter with a major Japanese trading company. The contract expires in 2015.

The Golar Viking and Golar Seal are currently on spot charter. Golar Celsius is currently unchartered and available for spot-charters.

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

The NR Satu is currently under a long term charter with PT Nusantara Regas that expire in 2022.  PT Nusantara Regas has the option to extend the NR Satu charter until 2025.

The Golar Maria is under a medium-term charter with LNG Shipping S.p.A, a major Italian energy company.  The contract expires in 2017.

The Golar Grand is under a medium-term charter with BG Group to transport LNG.  The contract expires in 2015.  BG Group has the option to extend the Golar Grand charter for three years. In addition, following our sale of interests in the companies that lease and operate the Golar Grand to Golar Partners in November 2012, we entered into an option agreement with Golar Partners wherein in the event BG Group does not extend their charter, Golar Partners may require us to charter-in the Golar Grand from them under a time charter expiring in October 2017.

The Golar Igloo is currently operating under a time charter with Kuwait National Petroleum Company (KNPC). The contract is for an initial term of five years. KNPC has the option to extend the charter for a further one year.

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

Golar Wilhelmsen

In September 2010, Golar Wilhelmsen Management (or "GWM") was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS. GWM office staff consists of both Wilhelmsen and Golar employees. The office is located in Golar's office facilities at Aker Brygge, Oslo. Golar Management uses the services of GWM to provide technical, commercial and crew management.

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

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "-U.S. Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as has been from January 1, 2014 the United States Caribbean Sea. From January 1, 2014 the maximum fuel sulphur limit for both marine gas oil and marine diesel oil will be 0.1%.

U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. As referenced below, the United States Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments (BWT) systems will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will be in the range $2-$4 million.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.1 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Company's LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners' responsibilities under these laws.

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

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. In March 2013, EPA released a final permit covering vessel discharges under the CWA that for the first time sets numeric effluent limits for ballast water discharges from large commercial vessels. The new Vessel General Permit (or VGP) replaced the prior VGP as of December 2013. The new VGP covers vessel discharges in all U.S. states and territories, including those jurisdictions that implement other aspects of the National Pollutant Discharge Elimination System (or NPDES) program. The permit covers owners and operators of non-recreational large vessels (79 feet and over) operating in a capacity as a means of transportation, such as cruise ships, ferries, barges, mobile offshore drilling units, oil tankers or petroleum tankers, bulk carriers, cargo ships, container ships, other cargo freighters, refrigerant ships, research vessels, and emergency response vessels.

The most significant change in the new VGP is the inclusion of numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits in the new VGP will not apply to all vessels. Those that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. “New build” vessels are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet BMPs, which are substantially similar to past requirements.

Vessels that are subject to the numeric effluent limits for ballast water can meet these limits in four ways: (1) treat ballast water prior to discharge; (2) transfer the ship’s ballast water to a NPDES permitted third party treatment facility; (3) use treated municipal/potable water as ballast water; or (4) not discharge ballast water while within the territorial waters of the United States. As with the prior permit, vessels that are enrolled in and meet the requirements for the Coast Guard’s Shipboard Technology Evaluation Program would be deemed in compliance with the numeric limitations. The VGP includes multiple mandatory practices for all vessels equipped with ballast water tanks, such as avoiding the discharge or uptake of ballast water in a manner that could impact sensitive areas (such as marine sanctuaries, preserves, parks, shellfish beds, or coral reefs), routine cleaning of ballast water tanks, using ballast water pumps in lieu of gravity draining, and minimizing ballast water discharges to the extent practible. Additional changes to the new VGP include numeric limits for exhaust gas scrubber effluent, and monitoring requirements for some larger vessels for graywater, exhaust gas scrubber effluent, and ballast water.

In addition to the requirements in the new VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

The new VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (NOIs) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit.

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

Vessel Safety Regulations

The Maritime Safety Committee adopted a new paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances (LSA) Code requirements to be replaced no later than the first scheduled dry-docking of the ship after 1 July 2014 but, in any case, not later than 1 July 2019. The SOLAS amendment, which entered into force on 1 January 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

All Golar vessels that were docked in 2013 had the lifeboat release and retrieval systems overhauled and modified where found necessary.

According to SOLAS Ch V/19.2.10, all vessels shall have an Electronic Chart Display and Information Systems (ECDIS) installed in the period 2012 to 2018. Our LNG vessels must have approved ECDIS fitted no later than the first survey on or after 1. July 2015. All our vessels that were drydocked in 2013 had an ECDIS installed and our Officers has been sent to specific training courses.

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

▪
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

▪	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

▪	the development of vessel security plans;

▪	ship identification number to be permanently marked on a vessel's hull;

▪
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

▪	compliance with flag state security certification requirements.

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

The FSRU unit, NR Satu has dual class (DnV and BKI) with class notation +OI Floating Offshore LNG Regasification Terminal, REGAS, POSMOOR and is permanently moored without the ability to trade as a LNG carrier.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class." The Golar Arctic and Golar Mazo are certified by Lloyds Register, and all our other vessels are each certified by Det Norske Veritas. Both being members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class".

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

C.            Organizational Structure

As of April 25, 2014, all of our subsidiaries are wholly-owned.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 1460 Corporation	Marshall Islands	Owns Golar Viking
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Limited	Marshall Islands	Owns Gimi
Golar Hilli Limited	Marshall Islands	Owns Hilli
Bluewater Gandria N.V.	Netherlands	Owns and Operates Golar Gandria
Golar Hull M2021 Corporation	Marshall Islands	Owns Hull 2021 (Golar Seal)
Golar Hull M2022 Corporation	Marshall Islands	Owns Hull 2022 (Golar Crystal)
Golar Hull M2023 Corporation	Marshall Islands	Owns Hull 2023 (Golar Penguin)
Golar Hull M2024 Corporation	Marshall Islands	Owns Hull 2024 (Golar Eskimo)
Golar Hull M2026 Corporation	Marshall Islands	Owns Hull 2026 (Golar Celsius)
Golar Hull M2027 Corporation	Marshall Islands	Owns Hull 2027 (Golar Bear)
Golar Hull M2047 Corporation	Marshall Islands	Owns Hull 2047 (Golar Snow)
Golar Hull M2048 Corporation	Marshall Islands	Owns Hull 2048 (Golar Ice)
Golar LNG NB10 Corporation	Marshall Islands	Owns Hull S658 (Golar Glacier)
Golar LNG NB11 Corporation	Marshall Islands	Owns Hull S659 (Golar Kelvin)
Golar LNG NB12 Corporation	Marshall Islands	Owns Hull 2055 (Golar Frost)
Golar LNG NB13 Corporation	Marshall Islands	Owns Hull 2056 (Golar Tundra)

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

Golar Partners

Golar Partners was formed initially as an indirect wholly-owned subsidiary of Golar in September 2007 under the laws of the Republic of the Marshall Islands for the purpose of holding interests in vessels with long-term charters (typically five years or more) in order to better manage the risk profiles of our total fleet through our dropdowns of our vessel interests into Golar Partners.

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

As of April 25, 2014, Golar Partners has completed a further four follow-on offerings since its IPO, such that as of the current date, our ownership interest has fallen to 41.4% (including our 2% general partner interest).

Since the IPO of Golar Partners, we have sold the following five vessels to Golar Partners, the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria and more recently, the Golar Igloo for an aggregate value of $1.5 billion. Accordingly, as of April 25, 2014, Golar Partner's fleet consisted of four LNG carriers and five FSRUs that were acquired from or contributed by us.

Under the provisions of Golar Partner's partnership agreement, the general partner irrevocably delegated the authority to Golar Partners' board of directors to oversee and direct the operations, management and policy making of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partners' first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partners' AGM, four of the seven board members became electable by common unitholders and accordingly, from this date we no longer retain the power to control the directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.

Market Overview and Trends

Our principal focus and expertise is the transportation and regasification of LNG and liquefaction of natural gas.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of liquefaction projects. As of  April 25, 2014, together with our affiliate, Golar Partners, our fleet consisted of seventeen vessels. Our full fleet list is provided in Item 4.D, "Information on the Company – Fleet".

Historically, spot and short term charter hire rates for LNG carriers have been uncertain which reflects the variability in the supply and demand for LNG carriers.  The industry has not however experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport.  During the last cycle an excess of LNG carriers first became evident in 2004 before reaching a peak in the second quarter of 2010 when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012.  Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result.  Since then, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment.   Subsequent to this the pace of newbuild LNG carrier deliveries has outstripped the supply of new LNG liquefaction and this scenario is expected to prevail through to 2015.  Hire rates and utilization will continue to be volatile over this timeframe.  From 2016, the arrival of substantial new LNG volumes is expected to absorb the built-up surplus of LNG carriers and result in rapidly increasing hire rates and utilization of vessels exposed to the market at this time.  This expectation is predicated on an observed reduction in LNG carrier orders which if sustained even over a relatively short period will result in insufficient carriers in the market to move the LNG volumes expected to deliver.

As of April 25, 2014, we have newbuilding commitments for eight LNG carriers and two FSRUs with delivery dates between 2014 through to 2015, a majority of which are uncommitted and available for employment upon delivery.

Please see the section of this annual report entitled Item 4, "Information on the Company – Business Overview – the LNG industry" for further discussion of the LNG market in 2013 and 2012.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Deconsolidation of Golar Partners from December 13, 2012. Although our economic interests in the cashflows of Golar Partners remain the same since before and after the deconsolidation, the accounting effect of the deconsolidation resulted in a one-time gain of $854 million and since then, has had a material impact on the presentation of our financial results as compared to prior periods. A summary of the key significant changes that occurred in 2013 when compared to historic periods, as a consequence of the deconsolidation, include:

•	A decrease in operating income and individual line items therein, in relation to Golar Partner's fleet;

•	As well as a decrease in net financial expense in respect of Golar Partner's debt and capital lease obligations, net of restricted cash deposits.

Offset by, recognition of:

•
Gains on the sale of our vessel interests to Golar Partners, commencing with the Golar Maria in February 2013 and more recently, the Golar Igloo in March 2014. However, any recognition from the gain related to the sale of our vessels to Golar Partners will be deferred to the extent it relates to the proportion of our interest accounted for under the equity method, which during the subordination period relates solely to our interest in Golar Partner's subordinated units.

•	Management fee income from the provision of services to Golar Partners under each of the management and administrative services and the fleet management agreements.

•	Dividend income in respect of our interests in common units and general partner interests (during the subordination period) and IDRs.

•
Equity in net earnings of affiliates, to reflect our share of the results of Golar Partners calculated with respect to our interests in its subordinated units, but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control.

•
For periods when vessels are in lay-up, vessel operating and voyage costs will be lower.  During 2011 and 2012, we had three vessels; the Gimi (August 2010 - June 2011), Hilli (April 2008 - April 2012) and the Golar Gandria (January 2012 to April 2012) which experienced periods of time in lay- up.  The Gimi was reactivated in September 2011 while the Hilli and the Gandria were reactivated in April 2012. However, in 2013 and 2014, all three vessels were again placed back into lay-up, the Hilli and the Gandria since April 2013 and the Gimi from January 2014. These three vessels are currently in lay-up but have been earmarked for use in the Company's FLNG vessel conversion projects.  While in lay-up we benefited from lower vessel operating costs principally from reduced crew on board, minimal maintenance requirement and voyage costs.

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

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of some of our derivative instruments is included in our net income as some of our derivative instruments are not designated as hedges for accounting purposes.  These changes may fluctuate significantly as interest rates fluctuate.  See Note 32 - "Financial Instruments" in the notes to our consolidated financial statements.  The unrealized gains or losses relating to the change in fair value of our derivatives do not impact our cash flows.

•
Expansion of our fleet. As of April 25, 2014, we have newbuilding commitments for eight LNG carriers and two FSRUs for a total contract cost of $2.1 billion with scheduled deliveries between 2014 through 2015.  In addition, in January 2012, we acquired the remaining 50% equity interest in our joint venture, Bluewater Gandria, which owns the vessel the Golar Gandria.

•
In 2010, we commenced a LNG trading business but ceased further activities during the third quarter of 2011, which negatively impacted our results for 2011. In May 2010, we established a new subsidiary, Golar Commodities to position us in the market for managing and trading LNG cargoes. Activities included structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading.  During the third quarter of 2011, we determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities had no trades during 2012 and 2013. However, in the first quarter of 2014, we entered into a trade in connection with the Golar Igloo charter.

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

•
our ability to execute strategic and mutually beneficial sales of our assets, similar to the sale of five of our vessels in exchange for cash of approximately $1.5 billion conducted with Golar Partners;

•	our ability to obtain debt financing in respect of our capital commitments;

•	the effective and efficient technical management of our and Golar Partner's vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

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

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations.  These factors include:

•	the hire rate earned by our vessels and unscheduled off-hire days;

•	non-utilization for vessels not subject to fixed rate charters;

•	pension and share option expense;

•	mark-to-market charges in interest rate swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	the performance of our equity interests;

•	increases in operating costs; and

•	our level of debt and the related interest expense and amortization of principal.

Please see the section of this annual report entitled Item 3. "Key Information – Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance.  These include the following:

Total Operating Revenues. Total operating revenues primarily refers to time charter revenues.  We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter.  We do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception.

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or lease ships.  During construction of a newbuilding or a FSRU retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or vessel.  Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.  Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Term Assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we must make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. During 2013, we considered the softening in the LNG shipping market and the current operating losses of our vessels in lay-up as potential indicators of impairment of these three vessels. We assessed potential impairment of these three vessels in lay-up by comparing th expected discounted cash flows based on assumption that these vessels will be converted and operated as FLNGVs to their respective carrying values. We concluded there was no impairment of these vessels as of December 31, 2013 existed as the fair values of these vessels were substantially higher than their carrying values.

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swap, interest rate cash settlements, foreign currency swap and equity swap derivatives and foreign exchange gains/losses.  The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.  Historically, prior to the deconsolidation of Golar Partners, foreign exchange gains or losses arose primarily due to the retranslation of capital lease obligations and the cash deposits securing those obligations that were denominated in GBP.  Any gain or loss represented an unrealized gain or loss that arose over time as a result of exchange rate movements.  Our liquidity position was only affected to the extent that we chose or were required to withdraw monies from or pay additional monies into the deposits securing those capital lease obligations or if the leases were terminated.

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

Results of Operations

Our results for the years ended December 31, 2013, 2012 and 2011 were affected by several key factors:

•
The deconsolidation of Golar Partners effective December 13, 2012, has had a material impact on our results for the year ended December 31, 2013 and thus comparability to prior periods. The key significant changes noted in 2013 were as follows:

◦	decrease in operating income in relation to Golar Partner's fleet and decrease in net financial expenses in respect of Golar Partner's debt and capital lease obligation, net of restricted cash;

◦	following the sale of the company that owns and operates the Golar Maria in February 2013 to Golar Partners, we recognized a gain on disposal of $65.6 million;

◦
included in our operating revenues is $9.3 million of management fee income from the provision of services to Golar Partners under our management and administrative services and fleet management agreements;

◦	Dividend income of $31.0 million in respect of our interests held in common units and general partner units (during the subordination period) and IDRs;

◦
Equity in net earnings of affiliates includes $36.0 million in relation to our share of the results of Golar Partners calculated with respect to our interests in its subordinated units but offset by a charge of $21.3 million for the amortization of the basis difference in relation to the $854 million gain on loss of control recognized in 2012; and

◦	Following the deconsolidation of Golar Partners on December 13, 2012, we recognized a gain on loss of control of $854.0 million in 2012.

•	Additional operating costs of $13.2 million and $3.4 million in 2013 and 2012, respectively, in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds;

•
The reactivation of both the Hilli and the Golar Gandria in April 2012 and the Gimi in September 2011 following their time in lay-up.  We incurred mobilization costs of approximately $9.9 million in 2012 and $7.5 million in 2011;

•	Acquisition of the remaining 50% equity interest in Golar Gandria in January 2012 which resulted in a gain of $4.1 million net of acquisition-related costs of $0.2 million;

•
Commencement of our LNG trading business in 2010 through our subsidiary Golar Commodities which contributed to losses of $0.4 million, $1.6 million and $13.1 million to our net income in 2013, 2012 and 2011, respectively;

•
Bank loan and other financing arrangements we entered into or terminated. This included the entry into the $1.125 billion financing agreement in July 2013 relating to financing for eight of our newbuilding, which resulted in the recognition of $4.4 million commitment fees in 2013;

•	Interest costs of $22.5 million, $12.1 million and $5.5 million capitalized in 2013, 2012 and 2011, respectively in relation to newbuilds under construction and the FSRU retrofitting of the NR Satu;

•	The period of time our vessel, the NR Satu, spent in shipyard undergoing retrofitting for FSRU service. During the period of retrofitting, the vessel did not earn revenue;

•
Our vessels not on long-term charters are affected by commercial waiting time, including our vessels in lay-up.  During 2011 and 2012, we had three vessels: the Gimi (August 2010 - June 2011), Hilli (April 2008 - April 2012) and the Golar Gandria (January 2012 - April 2012) which experienced periods of time in lay-up. The Gimi was reactivated in September 2011 while the Hilli and the Golar Gandria were reactivated in April 2012. However in 2013, these three vessels were again placed back into lay-up, the Hilli and the Gandria since April 2013 and the Gimi from January 2014; and

•
The realized and unrealized gains and losses on mark-to-market adjustment for our derivative instruments of $45.8 million, $11.0 million and $24.3 million in 2013, 2012 and 2011, respectively and the impact of hedge accounting for certain of our interest rate swap derivatives.

The impact of these factors is discussed in more detail below.

A. Operating Results

Year ended December 31, 2013, compared with the year ended December 31, 2012

As of December 31, 2013, we manage our business and analyze and report our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.  See  Note 8 – "Segmental Information" to our audited financial statements.

For the year ended December 31, 2013, the impact of the deconsolidation of Golar Partners (effective December 13, 2012) had a material impact on our operating results and net income.

The following table presents details of our vessel operations segments consolidated revenues and expense information for each of the years ended December 31, 2013 and 2012.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2013	2012	Change	Change
Total operating revenues	99,828	410,345	(310,517)	(76)%
Voyage expenses	(14,259)	(9,853)	(4,406)	45%

The decrease in total operating revenues of $310.5 million to $99.8 million in 2013 compared to $410.3 million in 2012 was primarily due to:

•	the deconsolidation of Golar Partners from December 13, 2012. In 2012, Golar Partner's fleet contributed $273.2 million to revenues prior to its deconsolidation;

•	$19.0 million reduction in revenues in relation to the Golar Maria following her disposal to Golar Partners in February 2013;

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up for the Golar Viking, Gimi, Gandria and Hilli. The total operating revenues generated by these vessels in 2013 were $87.6 million compared to $113.7 million in 2012. The Hilli and the Golar Gandria also entered into lay-up in April 2013;

Partially offset by an increase in operating revenues arising from:

•
A full year of management fee income of $9.3 million in 2013 from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to only $0.8 million in 2012 which represented approximately two weeks of income.

Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $4.4 million to $14.3 million in 2013 compared to $9.9 million in 2012 was primarily due to lower utilization of our spot vessels, the Golar Viking, Gimi, Hilli and the Gandria which resulted in 587 aggregate off-hire days in 2013 compared to 477 in 2012 for these vessels. In addition, both the Golar Seal and Golar Celsius, which were delivered in October 2013, were offhire from their delivery until the end of 2013 which further contributed to higher voyage expenses in 2013.

	2013	2012	Change	Change
Calendar days less scheduled off-hire days	1,994	4,245	(2,251)	(53)%

Average daily TCE (to the closest $100)	$38,300	$94,200	$(55,900)	(59)%

The decrease of $55,900 in average daily time charter rates, or TCEs, for the year ended December 31, 2013 to $38,300 compared to $94,200 in 2012, is primarily due to the (i) deconsolidation of Golar Partners from December 13, 2012; (ii) sale of the Golar Maria to Golar Partners in February 2013; (iii) overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up for the Golar Viking, Gimi, Golar Gandria and the Hilli; and (iv) the Golar Seal and Golar Celsius, which were offhire since their delivery in October 2013 until the end of 2013.

For a reconciliation of TCE, please see Item 3, "Key Information - Selected Financial Data".

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2013	2012	Change	Change
Vessel operating expenses	43,750	86,672	(42,922)	(50)%

Average daily vessel operating costs	21,745	18,780	2,965	16%

Vessel operating expenses decreased by $42.9 million to $43.8 million for the year ended December 31, 2013 compared to $86.7 million in 2012 primarily due to:

•	The deconsolidation of Golar Partners from December 13, 2012. In 2012, Golar Partner's fleet incurred $39.0 million of vessel operating expenses prior to its deconsolidation;

•
Both the Hilli and the Golar Gandria entered into lay-up in April 2013 resulting in lower operating costs. In April 2012, we recognized $9.9 million in respect of mobilization costs associated with the reactivation of both of these vessels. There were no comparable costs in 2013;

•	Reduced operating costs in relation to the Golar Maria following her sale to Golar Partners in February 2013;

Partially offset by an increase in vessel operating expenses arising from:

•
Higher operating costs in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds. The total operating costs in respect of our newbuild crewing pool in 2013 were $13.2 million compared to $3.4 million in 2012; and

•	Additional operating costs in relation to our newbuildings, the Golar Seal and Golar Celsius, of $2.2 million following their delivery in October 2013. There were no comparable costs in 2012.

Administrative Expenses

(in thousands of $)	2013	2012	Change	Change
Administrative expenses	22,816	23,973	(1,157)	(5)%

The decrease of $1.2 million in administrative expenses to $22.8 million in 2013 compared to $24.0 million in 2012 was mainly due to:

•	The deconsolidation of Golar Partners from December 13, 2012. Administrative expenses of $4.1 million were attributable to Golar Partners in 2012;

•
Decrease in legal and other professional fees of $1.2 million principally as a result of higher fees incurred in 2012 in relation to (i) legal fees incurred in respect of claims that we were involved in; and (ii) higher professional fees incurred in connection with the deconsolidation of Golar Partners; and

•	Decrease in our share option charge of $0.9 million due to a significant number of employee stock options becoming fully vested in 2012.

This was partially offset by an increase in project costs of $5.3 million primarily as a result of our work in developing our FLNG projects.

Depreciation and Amortization

(in thousands of $)	2013	2012	Change	Change
Depreciation and amortization	36,562	85,187	(48,625)	(57)%

Depreciation and amortization expense decreased by $48.6 million to $36.6 million in 2013 compared to $85.2 million in 2012 primarily due to the deconsolidation of Golar Partners from December 13, 2012. Depreciation and amortization expense of $48.4 million were attributable to Golar Partners in 2012; and (ii) lower depreciation and amortization expense on the Golar Maria following her disposal to Golar Partners in February 2013. This was partially offset by additional depreciation expense on the newbuildings, Golar Seal and Golar Celsius, of $2.1 million following their delivery in October 2013.

Impairment of long-term assets

(in thousands of $)	2013	2012	Change	Change
Impairment of long-term assets	500	500	—	—%

The impairment charge of long-term assets of $0.5 million in both 2013 and 2012 refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specifications and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the NR Satu during 2011.  As of December 31, 2013, the total carrying value of the remaining equipment is $2.5 million.

Gain on disposal of the Golar Maria (including amortization of deferred gain)

(in thousands of $)	2013	2012	Change	Change
Gain on disposal of Golar Maria (including amortization of deferred gain)	65,619	—	65,619	100%

The gain on disposal of Golar Maria of $65.6 million for the year ended December 31, 2013 resulted from the sale of our interests in the company that owns and operates the Golar Maria in February 2013 to Golar Partners for a total consideration of $215.0 million, of which $127.9 million was paid in cash and the assumption of $89.5 million of the debt associated with the vessel. The total gain on disposal of the Golar Maria was $82.3 million however, we deferred $17.1 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown. This is being released to income over the remaining useful life of the vessel or until she is sold. Please see: Note 6 - "Disposal of a subsidiary" to our consolidated financial statements.

Gain on loss of control

(in thousands of $)	2013	2012	Change	Change
Gain on loss of control	—	853,996	(853,996)	(100)%

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

Gain on business acquisition

(in thousands of $)	2013	2012	Change	Change
Gain on business acquisition	—	4,084	(4,084)	(100)%

The gain on business acquisition of $4.1 million in 2012 arose from the acquisition of the remaining 50% interest in Bluewater Gandria in January 2012, which owns and operates the Golar Gandria, which was formerly accounted for under the equity method.

Dividend income

(in thousands of $)	2013	2012	Change	Change
Dividend income	30,960	—	30,960	100%

Following the deconsolidation of Golar Partners on December 13, 2012, we recognized dividend income of $31.0 million for the year ended December 31, 2013 relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. Prior to the deconsolidation of Golar Partners, all cash distributions received from the Partnership were eliminated upon consolidation.

Other non-operating expenses

(in thousands of $)	2013	2012	Change	Change
Other non-operating expenses	(3,355)	(151)	(3,204)	2,122%

Other non-operating expense increased by $3.2 million to $3.4 million in 2013 compared to $0.2 million in 2012 mainly due to our indemnification under the provision of the Omnibus Agreement of certain expenses incurred by Golar Partners which amounted to $3.3 million in 2013.

Net Financial Income (expenses)

(in thousands of $)	2013	2012	Change	Change
Interest income from capital lease restricted cash deposits	—	1,721	(1,721)	(100)%
Interest income on high-yield bonds	1,972	128	1,844	1,441%
Interest income on short-term loan to third party	784	—	784	100%
Other interest income	793	970	(177)	(18)%
Interest Income	3,549	2,819	730	26%
Capital lease interest expense	—	(5,940)	5,940	(100)%
Other debt related interest expense	—	(25,984)	25,984	(100)%
Interest Expense	—	(31,924)	31,924	(100)%
Mark-to-market adjustment for interest rate swaps	56,461	1,223	55,238	4,517%
Interest expense on undesignated interest rate swaps	(10,626)	(12,258)	1,632	(13)%
Unrealized and realized gains (losses) on interest rate swaps	45,835	(11,035)	56,870	(515)%
Net foreign currency adjustments for re-translation of lease related balances and mark-to-market adjustments for the Winter Lease related currency swap derivative	—	1,294	(1,294)	(100)%
Mark-to-market adjustments for foreign currency derivatives (excluding the Winter Lease related currency swap derivative)	719	(454)	1,173	(258)%
Financing arrangement fees and other costs	(5,632)	(1,766)	(3,866)	219%
Other	(2,703)	(1,798)	(905)	50%
Other Financial Items, net	38,219	(13,759)	51,978	(378)%

Interest income increased by $0.7 million to $3.5 million in 2013 compared to $2.8 million in 2012 principally due to: (i) higher interest income of $2.0 million earned from our participation in Golar Partner's high yield bonds in 2013, representing eleven months of interest income until our disposal in November 2013 compared to $0.1 million in 2012 earned from the deconsolidation date; and (ii) $0.8 million of additional interest income earned in relation to a short-term loan provided to one of our project partners in 2013. There was no comparable income in 2012. This was partially offset by the loss of income contributed by Golar Partners prior to its deconsolidation, which amounted to $1.8 million in 2012.

Interest expense decreased by $31.9 million to $nil for the year ended December 31, 2013 compared to $31.9 million in 2012 primarily due to: (i) the deconsolidation of Golar Partners from December 13, 2012. Interest expense of $18.5 million was attributable to Golar Partners in 2012. Although, this was partially offset by $1.6 million of interest costs from the $1.125 billion newbuild facility of which a total of $256.3 million was drawn down upon delivery of the Golar Seal and Golar Celsius in October 2013. There was no comparable cost for the same period in 2012; and (ii) any interest expense we incurred in 2013 was fully offset by the effect of the capitalization of deemed interest costs in respect of our newbuilds, which increased to $22.5 million in 2013 from $10.3 million in 2012.

Net unrealized and realized gains (losses) on mark-to-market adjustments for interest rate swap derivatives increased by $56.9 million to a net gain of $45.8 million in 2013 compared to a net loss of $11.0 million in 2012. The increase in mark-to-market gains from our interest rate swap gain of $1.2 million in 2012 to $56.5 million in 2013 was due to the increase in long-term swap rates during 2013.

We hedge account for certain of our interest rate swaps. Accordingly, an additional $4.2 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the year ended December 31, 2013.

Unrealized foreign exchange gains and losses in respect of leases arose from the retranslation of capital lease obligations, the cash deposits securing those obligations and the movement on the currency swap used to hedge the Golar Winter lease obligation held by Golar Partners and its subsidiaries, which resulted in a net gain of $1.3 million in 2012. Following the deconsolidation of Golar Partners in December 2012, there was no comparable gain or loss in 2013.

Financing arrangement fees increased by $3.9 million to $5.6 million in 2013 compared to $1.8 million in 2012.  This was due to higher commitment fees in respect of our $1.125 billion newbuild facility entered into in July 2013.

Other items represent, among other things, bank charges, amortization of deferred charges and debt guarantee, foreign currency differences arising on retranslation of foreign currency and gains or losses on short-term foreign currency forward contracts.

Income Taxes

(in thousands of $)	2013	2012	Change	Change
Income taxes	(3,404)	2,765	(6,169)	(223)%

Prior to the deconsolidation of Golar Partners in December 2012, income taxes related primarily to the taxation of U.K. based vessel operating companies, our former Brazilian subsidiary established in connection with our Petrobras long-term charters and our former Indonesian subsidiary established in connection with the PTNR long-term charter of the NR Satu; partially offset by the amortization of the deferred gains on the intra-group transfers of long-term assets relating to five vessels. Following the deconsolidation of Golar Partners, income taxes for 2013 relate principally to the taxation of a significantly lower number of U.K. based entities; offset by the amortization of the deferred gains relating to only two vessels, such that in 2013 an income tax credit of $3.4 million was recognized.

Equity in Net Earnings (Losses) of Affiliates

(in thousands of $)	2013	2012	Change	Change
Share of net earnings (losses) in Golar Partners	14,678	(735)	15,413	(2,097)%
Share of net earnings in other affiliates	1,143	126	1,017	807%
	15,821	(609)	16,430	(2,698)%

Since its deconsolidation on December 13, 2012, Golar Partners has been considered to be our affiliate entity and not our controlled subsidiary. Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge for the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized on deconsolidation.

Net Income

As a result of the foregoing, we recognized net income of $136.2 million in 2013, compared to $1.0 billion in 2012.

Net income attributable to Non-controlling Interests

Following the deconsolidation of Golar Partners from December 13, 2012, there was no comparable net income attributable to non-controlling interests in 2013.

LNG Trading

(in thousands of $)	2013	2012	Change	Change
Administrative expenses	136	1,040	(904)	(87)%
Depreciation	309	337	(28)	(8)%
Other operating gains and losses	—	27	(27)	(100)%
Loss of disposal of fixed assets	—	151	(151)	(100)%
Net financial expenses	—	4	(4)	(100)%
Net loss	445	1,559	(1,114)	(71)%

The total loss for Golar Commodities for the year ended December 31, 2013 and 2012 amounted to $0.4 million and $1.6 million, respectively. Administrative expenses decreased by $0.9 million to $0.1 million for the year ended December 31, 2013 compared to $1.0 million in 2012. This was primarily due to our decision to continuously reduce the trading activities of Golar Commodities in response to unfavorable market conditions and other cost efficiency measures implemented by the Company.

Other operating gains and losses represent realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into. During 2013 and 2012 we did not enter into any trades. However, during the first quarter of 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation to facilitate the commissioning of the Golar Igloo which entered in her long-term charter with KNPC in March 2014.  The transaction was our first since 2011 when we scaled back our LNG trading activities but it’s now our intention to position ourself for managing and trading a number of LNG cargoes for the Golar Igloo during the course of her charter with KNPC.

Year ended December 31, 2012, compared with the year ended December 31, 2011

As of December 31, 2012, we manage our business and analyze and report our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.  See  Note 8 – "Segmental Information" to our audited financial statements.

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

	2012	2011	Change	Change
Calendar days less scheduled off-hire days	4,245	3,352	893	27%

Average daily TCE (to the closest $100)	$94,200	$87,700	$6,500	7%

The increase of $6,500 in average daily time charter rates, or TCEs, for the year ended December 31, 2012 to $94,200 compared to $87,700 in 2011, is primarily due to the (i) commencement of the NR Satu's 11 year charter to PTNR; and (ii) improved charter-hire rates for the Golar Maria, the Golar Arctic and the Golar Viking.

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

Equity in Net Earnings (losses) of Affiliates

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

LNG Trading

(in thousands of $)	2012	2011	Change	Change
Administrative expenses	1,040	6,691	(5,651)	(84)%
Depreciation	337	472	(135)	(29)%
Other operating gains and losses	27	5,438	(5,411)	(100)%
Loss of disposal of fixed assets	151	—	151	(100)%
Net financial expenses	4	509	(505)	(99)%
Net loss	1,559	13,110	(11,551)	(88)%

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

B.      Liquidity and Capital Resources

Liquidity and cash requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, FSRU conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with commercial banks, cash generated from operations and equity capital.  Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding future conversions, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants and to offset fluctuations in operating cash flows.

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

Given the negative short-term outlook in the LNG shipping market, which is forecast to continue for the remainder of 2014 through to its forecast recovery in 2015, we will require additional working capital for our vessels operating in the spot market depending on their employment and to a lesser extent our three vessels in lay-up pending FLNG conversion opportunities. As of the current date, we have four vessels operating on the spot market and a further nine uncommitted newbuildings due for delivery in 2014 through to 2015. During idle time we will be exposed to both the operating and fuel costs, although this is reduced for those vessels  in lay-up.

As of December 31, 2013 and 2012, we had cash and cash equivalents including restricted cash of $148.8 million and $426.3 million, respectively.  Since December 31, 2013, significant transactions impacting our cash flows include:

Receipts:

•
In February 2014, Golar Partners made a final cash distribution of $0.52 per unit in respect of the quarter ended December 31, 2013, of which we received $14.8 million in relation to our interests in the common units, subordinated units, 2% general partner interest and IDRs, held at the record date;

•
In March 2014, we sold our equity interests in the company that owns and operates the FSRU, Golar Igloo, to Golar Partners for the purchase price of $310 million.  As consideration, Golar Partners assumed $161.3 million of bank debt in respect of the Golar Igloo, drew-down $20.0 million on the available $20 million revolving credit facility and paid us the balance of $128.7 million in cash using the proceeds of its equity offering in December 2013;

Payments:

•
Payments for our newbuildings are made in installments in accordance with our contracts with the shipyards. Excluding the Golar Igloo which was delivered in February 2014, for our ten remaining newbuilds, $1.3 billion of newbuild installments are due within the year ended December 31, 2014. Of this amount, $230.0 million has been paid as of April 25, 2014;

•	We made $7.7 million of scheduled debt repayments;

•	In March 2014, we paid a dividend of $0.45 per share to our shareholders for the quarter ended December 31, 2013. The dividend paid totalled $36.3 million; and

Other:

•
In February 2014, we executed a four ship sale and leaseback transaction with ICBC Financial Leasing Co. Ltd ("ICBL"). The financing structure will fund 90% of the shipyard purchase price of each vessel.

We believe our current financial resources that are available to us, including our existing undrawn credit facilities of $800.0 million, proceeds from the sale and leaseback new build financing arrangement of $742.4 million which will be available when the associated vessels are delivered, quarterly distributions from Golar Partners, potential sale of our vessel interests and surplus funds from our two newbuilding finance facilities will be sufficient to meet our liquidity requirements for our business, for at least the next twelve months.  We have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as nil revenue contribution from our fleet, full operating costs and maintaining our dividend payments at current levels, and accordingly are confident of our ability to manage through the near term cash requirements.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects and repayment of long-term debt balances. As of April 25, 2014, $1.4 billion of our newbuilding contractual commitments remain outstanding. Following the execution of both our $1.125 billion facility (eight-unit facility) in July 2013 and the four-unit ICBCL facility in February 2014, the undrawn balance on these facilities will cover our remaining newbuild commitments and indeed will provide surplus funds for use elsewhere in the business.

Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt offerings, potential sales of our interests in our vessel-owning subsidiaries operating under long-term charters, that may include the Golar Eskimo which is due for delivery in 2014 and will operate under a long-term time charter and sale of our holding in the common units of Golar Partners.  We may also enter into financing arrangements with our related parties, such as World Shipholding (including its related companies) to provide intermediate financing for capital expenditures until longer term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to repay outstanding amounts due under these arrangements. In addition, with respect to the Arctic debt facility, which matures with a balloon payment of $86 million due in January 2015, we are currently in the process of refinancing this debt and do not anticipate any issue with securing new debt finance prior to its maturity date.

Cash flows

The following table summarizes our cash flows from operating, investing and financing activities.

	Year Ended December 31,
	2013	2012	2011
(in millions of )
Net cash provided by operating activities	67.7	233.8	116.6
Net cash used in investing activities	(533.1)	(290.7)	(298.6)
Net cash provided by financing activities	166.0	414.7	84.2
Net (decrease) increase in cash and cash equivalents	(299.4)	357.8	(97.8)
Cash and cash equivalents at beginning of year	424.7	66.9	164.7
Cash and cash equivalents at end of year	125.3	424.7	66.9

In addition to our cash and cash equivalents noted above, as of December 31, 2013, we had restricted cash of $26.5 million relating to performance bond requirements for projects awarded to us during the year.

Net cash provided by operating activities

Cash generated from operations decreased by $166.1 million to $67.7 million in 2013 compared to $233.8 million in 2012, was primarily due to the effect of the deconsolidation of Golar Partners (effective from December 13, 2012). This resulted in a substantial decrease in our net cash generated from our operations by virtue of a loss of a sizeable portion of (Golar Partner’s) vessels, all on committed charters, no longer being reported together with our results and cash flows. This was partly mitigated by the receipt of dividends of $64.2 million in total from our various classes of equity investments in Golar Partners. Similarly our sale of the Golar Maria to Golar Partners in February 2013, also resulted in a decrease in her contribution to our operating cash flows  2013, in contrast to a full year in 2013. To a lesser extent, the softening LNG shipping market resulting in an overall decline in charter rates and lower utilization rates of our vessels trading on the spot market, in addition to our decision to place two vessels in lay-up in 2013 (pending conversion opportunities), also had an adverse effect on our operating cash flows in 2013.

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

Net cash used in investing activities

Net cash used in investing activities of $533.1 million increased considerably in 2013 from $290.7 million in 2012 primarily due to:

•	higher installment payments made in respect of our newbuilds;

•	increase in restricted cash and short-term investments of $22.7 million due to performance bonds for certain projects awarded to us in 2013;

•
contributions of $5.6 million to Golar Partners to maintain our 2% general partner interest and payment of $12.4 million to acquire additional common units in connection with Golar Partners 2013 equity offerings;

•	granting of a short-term loan to a third party of $12.0 million, of which $2.5 million was repaid in 2013;

This was partially offset by:

•	consideration of $119.9 million received from Golar Partners in respect of the sale of Golar Maria in February 2013;

•	proceeds of $99.2 million from the partial sale of our interest in the common units of the Partnership in December 2013; and

•	proceeds of $34.5 million from the disposal of our high-yield bond participation in Golar Partners.

Net cash used in investing activities of $290.7 million in 2012 primarily due to installment payments made in respect of newbuilds and additions to vessels and equipment relating to the FSRU retrofitting of the NR Satu and reactivation of both the Hilli and the Golar Gandria. In addition, we acquired the remaining 50% equity interest in the Bluewater Gandria and removed the cash balances held by Golar Partners as of the deconsolidation date of December 13, 2012. These were partially offset by the repayment of the vendor financing loan of $155 million in respect of the NR Satu by Golar Partners at the end of December 2012.

Net cash used in investing activities of $298.6 million increased considerably in 2011 compared to 2010 primarily due to installment payments made in respect of newbuilds and additions to vessels and equipment relating to the FSRU retrofitting of the NR Satu.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and new equity issuance offset by lease finance and debt repayments.

Net cash provided by financing activities in 2013 of $166.0 million was primarily a result of the following:

•	$256.4 million draw down in respect of our $1.125 billion facility to fund the final installment payments of the Golar Seal and Golar Celsius delivered in October 2013;

•	$50.0 million drawdown on our World Shipholding facility;

Partially offset by:

•	Payment of dividends during the year of $109.0 million;

•	Payment of financing costs of $22.6 million in respect of our $1.125 billion facility entered into July 2013; and

•	Scheduled repayments of $9.4 million on our long-term debt.

Net cash provided by financing activities in 2012 was $414.7 million and was primarily a result of the following:

•	Net proceeds of $317.1 million in respect of the follow-on equity public offerings of Golar Partners in 2012;

•	Proceeds of $442.2 million from the convertible bonds issued by the Company in March 2012 and issuance of Golar Partner's high-yield bonds issued by Golar Partners in October 2012;

•	Further drawdown of $200 million on the World Shipholding revolving credit facility;

Partially offset by:

•	Repayment of $280 million on the World Shipholding revolving credit facility;

•	Scheduled repayments of $45.2 million on our long-term debt; and

•	The payment of dividends during the year of $175.9 million. In addition to the payment of $32.1 million of dividends to non-controlling interests.

Net cash provided by financing activities in 2011 was $84.2 million and was primarily a result of: (i) net proceeds of $287.8 million arising in respect of the IPO of Golar Partners; (ii) drawdown of $80 million on the World Shipholding facility; and (iii) proceeds of $13.8 million from the exercise of share options. This was partially offset by payments of $108.1 million to increase our ownership of Golar Energy to 100%, Scheduled repayments of $105.8 million on our long-term debt and payment of dividends during the year of $65 million.  In addition the payment of $12.5 million of dividends to non-controlling interests.  The increase in 2011 is due to cash distributions made in respect of Golar Partners subsequent to its IPO in April 2011.

Borrowing activities

Long-Term Debt

As of December 31, 2013, we had total long-term debt outstanding of $717.1 million. As of December 31, 2013, our long-term debt consisted of the following:

(in millions of $)	2013	Maturity date
World Shipholding revolving credit facility (a related party)	50.0	2015
Golar Arctic facility	91.3	2015
Golar Viking facility	86.4	2017
Convertible bonds	233.0	2017
$1.125 billion facility:
- Golar Seal facility	127.9	2018/2025*
- Golar Celsius facility	128.4	2018/2025*
	717.0

* The commercial loan facility matures in 2018 with the balance maturing in 2025.

Our outstanding debt of $717.0 million as of December 31, 2013, is repayable as follows:

Year ending December 31,
(in millions of $)
2014	30.8
2015	162.0
2016	25.8
2017	94.6
2018	284.4
2019 and later	119.4
Total	717.0

The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and currently range from 0.70% to 3.0%.

The following is a summary of our credit facilities.  See Note 26 to our consolidated financial statements included herein for additional information relating to our credit facilities.

World Shipholding revolving credit facility (a related party)

In April 2011, we entered into a $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. In January 2012, February 2012 and May 2012, the revolving credit facility was amended to $145 million, $250 million and $120 million, respectively without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. In May 2013, the margin on the facility was amended from 3.5% to 3.0%. As of December 31, 2013, we had $50 million of borrowings under this facility. The facility is unsecured and bears interest at LIBOR plus 3.0% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. The facility is available until September 2015, when all amounts must be repaid.

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

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which we then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that investor bank is required to pay fixed interest to us.  The interest payments to us by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly has consolidated it into our group.  Accordingly, as at December 31, 2013, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between us and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Convertible Bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. Accordingly, on inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55. We declared dividends of $1.35 and $1.60 for the year ended December 31, 2013 and 2012, respectively. The conversion price was adjusted from $52.29 to $50.28 effective on December 4, 2013.

We have a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 4,972,155 shares would be issued if the bonds were converted at the conversion price of $50.28 as at December 31, 2013.

The bond may be converted to our ordinary shares by the holders at any time starting on the forty first business day of the issuance until the tenth business day prior to March 7, 2017.

$1.125 billion facility

In July 2013, we entered into a $1.125 billion facility to fund eight of our newbuildings. The facility bears interest at LIBOR plus a margin. The facility is divided into three tranches, with the following general terms:

Tranche	Amount	Proportion of facility	Term of loan from date of drawdown	Repayment terms
K-Sure	$449 million	40%	12 years	Six-monthly installments
KEXIM	$450 million	40%	12 years	Six-monthly installments
Commercial	$226 million	20%	5 years	Six-monthly installments, unpaid balance to be refinanced after 5 years

The K-Sure Tranche, is funded by a consortium of lenders of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment of $131.0 million depending on drawdown dates of certain vessels. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche.

The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown with each borrower being the subsidiary owning the respective vessel. Upon delivery of a newbuild, we have the ability to drawdown on the facility. On drawdown, the vessel will become secured against the facility.  We drew down a total of $256.3 million in connection with the delivery of the Golar Seal and the Golar Celsius in October 2013. Accordingly, as of December 31, 2013, the remaining balance available to drawdown is $868.7 million in respect of the remaining six newbuilds yet to be delivered. A commitment fee is chargeable on any undrawn portion of this facility.

ICBC Finance Leasing Arrangement

We executed a four ship sale and leaseback transaction with ICBL Finance Leasing Co. Ltd ("ICBCL"). The financing structure will fund 90% of the shipyard purchase price of each vessel. This agreement was executed in February 2014.

Debt restrictions

Certain of our debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the Lenders.  In addition, Lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions, Golar has covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar Partners loan and lease agreements.

In April 2013, Golar Partners received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. Golar Partners is now in compliance with all covenants and expect to remain so for the foreseeable future.

In addition to mortgage security, some of our debt is also collaterized through pledges of equity shares by our guarantor subsidiaries.

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

As of December 31, 2013, we have interest rate swaps with a notional amount of $1.6 billion representing approximately 228% of our total debt. While we are currently over-hedged, this will normalize as we further drawdown on our $1.125 billion facility. This hedging level also takes into account $60.0 million swaps maturing between June and December 2014. Our swap agreements have expiration dates between 2014 and 2015 and have fixed rates of between 3.57% and 4.52%.

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our U.K. office.  The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars and, to a lesser extent, Sterling.

In October 2012, Golar Partners issued NOK 1,300 million senior unsecured bonds of which NOK 200 million was purchased by Golar. In order to hedge our exposure, we entered into a currency swap that converts our NOK bonds to USD at a fixed rate. The swap hedges the full amount of the NOK bonds. In November 2013, we sold our participation in Golar Partners high yield bond, accordingly, the currency swap was terminated in January 2014.

Capital Commitments

Newbuilding contracts

As of April 25, 2014, we have newbuilding commitments for the construction of eight LNG carriers and two FSRUs for a total cost of $2.1 billion with expected deliveries between 2014 and 2015.  The following table sets out as at December 31, 2013 and April 25, 2014, the estimated timing of the remaining commitments under our present newbuilding contracts.  Actual dates for the payment of installments may vary due to progress of the construction.

(in millions of $)	April 25, 2014	December 31, 2013
2014	1,265.7	1,495.4
2015	152.2	152.2
	1,417.9	1,647.6

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

Revenues generated from management fees are recorded rateably over the term of the contract as services are provided.

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

During 2013, we considered the softening in the LNG shipping market and the current operating losses of our vessels while in lay-up as potential indicators of impairment of those three vessels. However, as previously noted, although the Gimi, Hilli and the Gandria are currently in lay-up as these vessels have been earmarked for conversion into Floating Liquefied Natural Gas vessels ("FLNGVs"). In performing the fair value exercise, we determined that the highest and best use of the vessels is that they are used, in conjunction with the intellectual property from the FLNGV FEED (Front End Engineering Design) study, within FLNGV projects. As such, we determined the asset grouping to be the vessel plus access to the Company’s feasibility study. Accordingly, the fair values of these vessels were determined using cash flow projections based on assumptions that these vessels would be converted and operated as FLNGVs by a market participant.

The key assumptions are that a market participant would consider FLNGV conversion to be the highest and best use of the vessels and FEED study and that there is a high likelihood that these conversions will occur with associated financing being obtained for the significant capital investment required. Other assumptions within the cash flow projections relate to pricing and volume, operating costs, levels future of capital investment with the associated financing and the discount rate applied. We based our assumptions on external market data wherever possible. Other assumptions are based upon recent feasibility studies and project forecasts based upon our understanding of the future FLNGV economics. Our assessment concluded that no impairment of these vessels existed as at December 31, 2013 as the fair values of these vessels were substantially higher than their carrying values. No costs have been capitalised in relation to the FEED study.

A change to the assumption around the use of the vessels in FLNGV projects could result in a potential impairment. However, the substantial headroom would not be eroded by any reasonable change in underlying assumptions in the FLNGV cash flow projections.

In 2013, 2012 and 2011 impairment charges of $0.5 million, $0.5 million and $0.5 million, respectively, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the retrofitting of the Golar Spirit.  As of December 31, 2013, the carrying value of these was $2.5 million.

Vessel Market Values

In "Vessels and Impairment," we discuss our policy for assessing impairment of the carrying values of our vessels.   During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted and discounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier, FSRU markets and FLNGVs are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from pre-existing contracts with counterparties from our vessels on long term charters. The principal assumptions we have used in this regard are:

•	Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels;

•
For our LNG carriers, once the initial contract period expires, we have estimated cash flows at the  lower of our estimated current long-term charter rate or option renewal rate with the existing counterparty; where offhire, we have considered estimated future utilization levels based on historical knowledge;

•	We have used a discount rate applied to future cash flows equivalent to our estimated incremental borrowing rate, assuming 10 year interest rate swap rates plus a market risk premium;

•	We have made certain assumptions in relation to the scrap values of our vessels at the end of their useful lives; and

•
For our LNG carriers that are currently in lay-up but earmarked for conversion to FLNGVs, we have based our estimates upon the results of our feasibility study and projects, according to our understanding of the future FLNGV economics, which include assumptions such as pricing and volume, operating cost levels of future capital investment.

While we intend to hold and operate our vessels, were we to hold them for sale, we do not believe that the fair market value of any of our owned vessels would be lower than their respective historical book values presented as of December 31, 2013.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

Pension Benefits

The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in Note 28 to our consolidated financial statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense.

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

Recently Issued Accounting Standards

In December 2011, the Financial Accounting Standards Board ("FASB") amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with U.S. GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments in the scope of this update. The amendments were required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The amendment resulted in additional disclosures in the Company's consolidated financial statements included herein.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on the Company’s consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the FASB Accounting Standards Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. The amendment did not have a material impact on the Company’s consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment resulted in additional disclosures in the Company's consolidated financial statements included herein.

In July 2013, the FASB amended Accounting Standards Codification (ASC) Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments shall be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company did not enter into any qualifying new or redesignated hedging relationships after July 17, 2013 up to the date of these consolidated financial statements and the adoption of this guidance did not have a material effect in the Company's consolidated financial statements.

New accounting standards not yet adopted

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company is evaluating the impact of the adoption of this amended guidance in the financial statements.

In July 2013, the FASB issued guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists to provide guidance on the presentation of unrecognized tax benefits. The guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company is evaluating the impact of the adoption of this amended guidance in the financial statements.

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

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2013:

(in millions of $)	Total Obligation	Due in 2014	Due in 2015 – 2016	Due in 2017 – 2018	Due Thereafter
Long-Term Debt	717.0	30.8	187.8	379.0	119.4
Interest commitments on long-term debt - floating and other interest rate swaps (1) (2)	249.6	59.9	98.5	52.7	38.5
Operating Lease Obligations	1.8	0.4	0.8	0.6	—
Purchase Obligations:
Newbuildings (3)	1,647.6	1,495.4	152.2	—	—
Egyptian Venture (4)	—	—	—	—	—
Other Long-Term Liabilities (5)	—	—	—	—	—
Total	2,616.0	1,586.5	439.3	432.3	157.9

(1)
As of December 31, 2013, we are over-hedged as the notional value of our interest rate swap arrangements is greater than the principal of our debt obligation.  However, we expect this level to normalize as we further drawdown on our $1.125 billion facility in connection with our newbuildings.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.78% and taking into account our various margin rates and interest rate swaps associated with each debt.

(3)
The construction of our remaining ten newbuildings. The total contract cost for these vessels was approximately $2.1 billion of which, as of December 31, 2013, $1.6 billion remains with $1.5 billion payable in 2014 and $0.1 billion in 2015.

(4)
As at December 31, 2013, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(5)
Our Consolidated Balance Sheet as of December 31, 2013, includes $84.3 million classified as "Other long-term liabilities" of which $35.6 million represents liabilities under our pension plans and $18.7 million represents other guarantees provided to Golar Partners.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 27 to our consolidated financial statements for additional information regarding our other long-term liabilities.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors and secretary as of April 25, 2014.

Name	Age	Position
John Fredriksen	69	Chairman of our board of directors, President and Director
Kate Blankenship	49	Director and Audit Committee member
Tor Olav Trøim	51	Director
Hans Petter Aas	68	Director and Audit Committee member
Georgina Sousa	64	Director and Company Secretary

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

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005.  She served as our Chief Accounting Officer from May 2001 until May 31, 2003.  Ms. Blankenship has also been a director of Frontline Limited (or Frontline) since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill Limited since May 2005, Golden Ocean Group Limited since November 2004, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Seadrill Partners LLC since June 2012 and Avance Gas Holding Ltd since October 2013.  She is a member of the Institute of Chartered Accountants in England and Wales.

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

Georgina E. Sousa was appointed as director of the Company in April 2013 and has served as Secretary of the Company and its subsidiaries since November 30, 2005.  She is also Head of Corporate Administration for Frontline.  Up until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda Management Company having joined the firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Executive Officers

The following provides information about each of our executive officers as of April 26, 2013.

Name	Age	Position
Doug Arnell	48	Chief Executive Officer – Golar Management
Oistein Dahl	53	Chief Operating Officer and Managing Director of Golar Wilhelmsen Management (GWM)
Brian Tienzo	40	Chief Financial Officer – Golar Management
Hugo Skar	46	Chief Technical Officer - Golar Management

Doug Arnell joined Golar Management as Chief Commercial Officer & Deputy Chief Executive Officer in September 2010 and became Chief Executive Officer of Golar Management in February 2011. He previously worked for BG Group since 2003 in leadership roles in the areas of LNG, downstream natural gas marketing and upstream exploration and development. Prior to that, he held positions of Managing Director for El Paso's European natural gas division and Senior Business Development Director for Enron International's LNG business. In total, Doug has worked in the global natural gas industry for over 22 years.

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

B.      Compensation

For the year ended December 31, 2013, we paid to our directors and executive officers aggregate cash compensation of $1.7 million and an aggregate amount of $0.1 million for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "Option Plan" below.

In addition to cash compensation, during 2013 we also recognized an expense of $0.5 million relating to stock options issued to certain of our directors and employees.

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

D.      Employees

As of December 31, 2013, we employed approximately 26 people in our offices in London and Oslo.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 323 seagoing employees, all of whom are employed through our independent ship managers.

E.      Share ownership

The table below shows the number and percentage of common shares beneficially owned and of our issued and outstanding common shares for our directors and officers as of April 25, 2014. Also shown are their interests in share options awarded to them under our various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Interest in Common Shares of $1.00 each		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
John Fredriksen (2)	(2)	(2)	8,251	$8.78	2014
			2,750	$4.78	2015
Kate Blankenship	(1)	(1)	17,500	$5.52	2016
			8,251	$8.78	2014
			2,750	$4.78	2015
Tor Olav Trøim (3)	(1)	(1)	8,251	$8.78	2014
			2,750	$4.78	2015
Hans Petter Aas	(1)	(1)	25,000	$5.77	2014
Doug Arnell	—	—	123,762	$4.78	2015
Brian Tienzo	—	—	20,297	$8.78	2014
	—	—	6,766	$4.78	2015
Oistein Dahl	—	—	25,000	$27.75	2016
Hugo Skar	—	—	5,458	$4.78	2015

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

(3) In addition to the holdings of shares and options contained in the table above, as of April 25, 2014, Tor Olav Troim, is party to separate Total Return Swaps ("TRS") agreements relating to 375,000 of our common shares.

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

As of December 31, 2013, 7.1 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.  For further detail on share options please see : Note 31 – "Share Capital and Share Options" to our consolidated financial statements.

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of April 25, 2014.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of March 31, 2014 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares.

	Common Shares
Owner	Number	Percent
World Shipholding (1)	36,755,080	45.6%
Steinberg Asset Management, LLC (2)	5,043,412	6.3%

(1) For further information regarding World Shipholding, see "Item 6. Directors, Senior Management and Employees-E. Share Ownership."

(2) Information derived from the Schedule 13G/A of Steinberg Asset Management, LLC filed with the Commission on February 14, 2014.

Our major shareholders have the same voting rights as all of our other common shareholders. No corporation or foreign government owns more than 50% of issued and outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the directors of their interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2013 are discussed below.

Transactions with Golar Partners and subsidiaries:

Net revenues from related parties:

(in thousands of $)	2013
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees income (i)	2,569
Ship management fees income (ii)	6,701
Interest income on high-yield bonds (iii)	1,972
Total	11,242

Receivables (payables):

(in thousands of $)	2013
Trading balances due from Golar Partners and affiliates (iv)	5,989
Methane Princess Lease security deposits movements (v)	(4,257)

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

(ii) Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(iii) High-yield bonds - In October 2012, Golar Partners completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. Of this amount, NOK 200 million, approximately $35 million, was issued to us. We sold our participation on the high-yield bond in November 2013.

(iv) Trading balances -Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to Golar.

(v) Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement (see below). Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions:

a) $20 million revolving credit facility: On April 13, 2011, Golar Partners entered into a $20 million revolving credit facility with Golar. The facility matures in April 2015 and is unsecured and interest-free. In May 2013, Golar Partners drew down $20 million from the facility which it subsequently repaid in December 2013. As of April 25, 2014, Golar Partners has $20 million available under this facility.

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

We received total distributions from Golar Partners of $63.7 million for the year ended December 31, 2013.

c) Disposals to Golar Partners: In February 2013, we disposed of our interest in the subsidiary which owns and operates the Golar Maria. Since the Partnership is no longer considered to be under the common control of Golar, this transaction was not accounted for as a transfer of equity interests under common control. Accordingly, a gain on disposal of Golar Maria was recognized by the Company.

Indemnifications and guarantees:

d) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is unknown as the determination of this amount is dependent on the Company's intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2013, we have recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners (see note 5) representing the fair value at deconsolidation.

e) Environmental and other indemnifications: Under the Omnibus Agreement, we agreed to indemnify Golar Partners until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that we contributed or sold to Golar Partners to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5.0 million.

In addition, pursuant to the Omnibus Agreement, we agreed to indemnify Golar Partners for any defects in title to the assets contributed or sold to Golar Partners and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct Golar Partner's business, which liabilities arise within three years after the closing of its IPO on April 13, 2011.

f) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo.

The maximum potential exposure in respect of the performance guarantees issued by us is unknown as these matters cannot be absolutely determined.  The likelihood of triggering the performance guarantees is remote based on the past performance of our combined fleet.

g) Debt guarantee: We issued debt guarantees to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries.  The liability is being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items".

As of December 31, 2013, we guaranteed $533.5 million of Golar Partners' long-term debt and capital lease obligations, net of restricted cash.  All of the facilities and lease obligations we have guaranteed are secured on specific vessels.  As of December 31, 2013, these vessels have higher market values than the carrying amounts of the facilities and capital lease obligation to which the vessels are secured against.

h) Legal claim: In connection with the disposal of the NR Satu in July 2012, we agreed to indemnify Golar Partners against any losses that it may incur in relation to a possible claim of damage to the pipeline allegedly caused by Golar and its subcontractor in connection with the FSRU conversion of the NR Satu. Please read "Item 8. Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings and Claims - NR Satu related claim" for further detail.

Omnibus Agreement

In connection with the IPO of Golar Partners, we entered into an Omnibus Agreement with Golar Partners governing, among other things, when we and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, we agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years, that we may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the Omnibus Agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from us.

Net (expenses) income (due to) from other related parties (excluding Golar Partners):

(in thousands of $)	2013
Frontline Ltd. and subsidiaries ("Frontline") (i)	49
Seatankers Management Company Limited ("Seatankers") (i)	(45)
Ship Finance AS ("Ship Finance") (i)	207
Golar Wilhelmsen (ii)	(4,899)
World Shipholding (iii)	(976)

Receivables (payables) from related parties (excluding Golar Partners):

(in thousands of $)	2013
World Shipholding Loan (iii)	(50,000)
Frontline	(60)
Seatankers	91
Ship Finance	2
Seadrill	(74)
(50,041)

i. We transact business with the following parties, being companies in which World Shipholding and companies associated with World Shipholding have a significant interest: Frontline, Ship Finance, Seatankers and Seadrill. Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

ii. As of December 31, 2013, we held a 60% ownership interest in Golar Wilhelmsen, which we account for using the equity method.  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

iii. World Shipholding revolving credit facility - In April 2011, we entered into a $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. In January, February and May of 2012, the revolving credit facility was amended to $145 million, $250 million and $120 million, respectively, without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. In May 2013, the margin on the facility was amended from 3.5% to 3.0%. As of December 31, 2013, the Company had $50 million of borrowings under this facility. The facility is unsecured and bears interest at LIBOR plus 3.0% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. The facility is available until September 2015.

For the year ended December 31, 2013, included within net expenses due to World Shipholding, are loan interest and commitment fees of $0.8 million.

C.      Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

See Item 18.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

NR Satu related claim

PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar Partners and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and both we and Golar Partners are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We both continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. An estimate of the compromise settlement amount is between $2 million and $4.8 million. Golar Partners considers it probable that any loss suffered will be recoverable from its subcontractor who is also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by us, we have also agreed to indemnify Golar Partners against any non-recoverable losses.

Golar Viking related claim

In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against Golar claiming damages of $20.9 million for breach of contract, including that of early termination of the charter.  We believe that we have strong arguments to defend itself against any such claims and accordingly, as of December 31, 2013, have not recorded any provision. Given the proceedings have only commenced with the arbitration hearing timed for late 2014, it is possible that the outcome of the arbitration proceedings may result in a loss of anything up to a maximum of $20.9 million.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC ("LNGP"). The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate. In September 2013, LNGP filed for bankruptcy. We have also since commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. Of the $12.0 million short-term loan, $2.5 million has been repaid to date. We believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of December 31, 2013, has not recorded any provision against the outstanding loan receivable.

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

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flow.  Some of our loan agreements limit or prohibit our and our subsidiaries' and affiliates' ability to make distributions to us without the consent of our lenders.

For 2013, our board of directors declared quarterly dividends in May 2013, August 2013, November 2013 and February 2014 in the aggregate amount of $145.0 million, or $1.80 per share.

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

B.           Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

Listing Details and Markets

Our common shares have traded on the Oslo Stock Exchange, or OSE since July 12, 2001 under the symbol "GOL" and on the Nasdaq Global Select Market since December 12, 2002 under the symbol "GLNG".

In April 2012, the Board concluded there were limited benefits in continuing with two separate listings and as a result, we delisted from the Oslo Stock Exchange on August 30, 2012.

The following table sets forth, for the five most recent fiscal years from January 1, 2009 and for the period ended March 31, 2014, the high and low prices for the common shares on the OSE (until our delisting in August 2012) and the Nasdaq Global Select.

	OSE		Nasdaq
	High	Low	High	Low
First quarter 2014	*	*	$43.94	$33.35

Fiscal years ended December 31
2013	*	*	$41.55	$30.51
2012	NOK288.90	NOK212.50	$47.82	$31.71
2011	NOK274.00	NOK86.25	$45.59	$14.77
2010	NOK98.50	NOK59.00	$15.94	$9.42
2009	NOK77.75	NOK23.00	$13.90	$2.63

* The share prices presented in the table relate only to the period from January 1, 2009 to August 30, 2012 when we delisted from the Oslo Stock Exchange.

The following table sets forth, for each full financial quarter for the two most recent fiscal years from January 1, 2012, the high and low prices of the common shares on the OSE and the Nasdaq Global Select Market.

			Nasdaq
			High	Low
Fiscal year ended December 31, 2013
First quarter			$41.55	$34.28
Second quarter			$37.79	$31.22
Third quarter			$39.92	$30.51
Fourth quarter			$40.37	$33.07

	OSE*		Nasdaq
	High	Low	High	Low
Fiscal year ended December 31, 2012
First quarter	NOK288.90	NOK212.50	$47.82	$36.93
Second quarter	NOK231.00	NOK185.80	$40.52	$31.71
Third quarter	NOK248.00	NOK216.50	$42.00	$36.85
Fourth quarter	*	*	$43.56	$35.64
* The Company delisted from the Oslo Stock Exchange effective August 30, 2012.

The following table sets forth, for the most recent six months, the high and low prices for our common shares on the Nasdaq Global Select Market.

	Nasdaq
	High	Low
April 2014 (1)	$46.70	$39.93
March 2014	$43.94	$36.02
February 2014	$37.40	$33.38
January 2014	$38.00	$33.35
December 2013	$36.71	$33.07
November 2013	$40.37	$35.52
October 2013	$38.81	$34.81

(1) For the period from April 1, 2014 through April 25, 2014.

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

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholder meetings to the company to determine in its Bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-laws provide otherwise. The Company's Bye-laws do not provide for a quorum requirement other than 33.33%.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our  common shares.

The key powers of our shareholders include the power to alter the terms of the Company's Memorandum of Association and to approve and thereby make effective any alterations to the Company's Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company's shares may apply to the Court to annul or vary an alteration to the Company's Memorandum of Association. A majority vote against an alteration to the Company's Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company's capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast unless the Bye-Laws provide otherwise. The Company's Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company's Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

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

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. The company's relationship is with the registered holder of its shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner) then if the beneficial owner is entitled to the shares, the beneficial owner may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain, the registered holder may appoint the beneficial owner as the registered holder's proxy.

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

In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries and our affiliates, our ability to pay any dividends to shareholders will depend on our subsidiaries' and affiliates distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries' ability to make distributions to us and our ability to make distributions to our shareholders.

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

The Companies Act does not confer any rights of pre-emption on shareholders when a company issues further shares, and no such rights of pre-emption are implied as a matter of common law. The Company's Bye-Laws do not confer any rights of pre-emption. Bye-Law 8 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-Law 12 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval.  The Company’s power to issue shares is covered by Bye-laws 12, 13, 14, and 15.

Liquidation.  In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C.           Material contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

1.
Purchase, Sale and Contribution Agreement, dated January 30, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Maria.

2.	Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee.

3.
Facility Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 24, 2013.

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

E.            Taxation

The following is a discussion of the material U.S. federal income tax, Bermuda tax and Liberian tax considerations relevant to a U.S. Holder, as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partners or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2013, 2012 and 2011 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $nil, $2,079,309 and $2,755,244, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $nil, $83,172 and $118,842, respectively.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq Global Select Market, an "established securities market" in the United States, during 2013.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test".  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2013.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2013, we were not subject to the 5% Override Rule for 2013.  Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2013 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2013, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock, which includes Golar Partners.  To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so.  This income should be treated as services income, which is not "passive income" for PFIC purposes.  We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, also known as the "IRS", pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

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

In addition to the above consequences, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder would be required to file IRS form 8621 with the IRS for that year with respect to such U.S. Holder's common stock.

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

As of December 31, 2013, the notional amount of the designated interest rate swaps outstanding in respect of our debt obligation was $128.0 million (2012: $180.1 million).  The principal of the loans outstanding as of December 31, 2013 was $717.0 million (2012: $504.9 million).  Based on our floating rate debt at December 31, 2013, a one-percentage point increase in the floating interest rate would have increased our interest expense by $2.8 million per annum (excluding the effect of our convertible bonds).  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2013, see Note 32 to our audited Consolidated Financial Statements.

Foreign currency risk.  The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, such as GBPs, in relation to our administrative office in the U.K. and operating expenses incurred in a variety of foreign currencies. Based on our GBP expenses for 2013, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $1.6 million.

We operate a branch in Norway, where the majority of expenses are incurred in Norwegian Kroner. Based on our NOK administrative expenses incurred in 2013, a 10% depreciation of the U.S Dollar against NOK would have increased our expenses by $0.7 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro.  Based on the crew costs for the year ended December 31, 2013, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2013 by approximately $2.1 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are cross default provisions in most of our and Golar Partners loan and lease agreements. In April 2013, Golar Partners received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. As of December 31, 2013, Golar Partners was in compliance with all covenants.

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE

(a)          Disclosure Controls and Procedures

Management of the Company, with the participation of the Principal Executive Officer and Principal Financial Officer, assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this annual report as of December 31, 2013. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 ("COSO") published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our Consolidated Financial Statements.

(d)          Changes in internal control over financial reporting

In 2013, we completed our planned action to remediate the material weakness in our internal control over financial reporting relating to monitoring triggering events which require the reconsideration of control and consolidation as reported in Item 15-Controls and Procedures of our annual report for the year ended December 31, 2012. We implemented an additional control whereby equity investments are reviewed quarterly to evaluate whether any trigger events have occurred and assess the impact of such triggering events.

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fiscal year ended December 31, 2013	$1,027,801
Fiscal year ended December 31, 2012	$1,776,601

(b)  Audit – Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services in respect of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

Fiscal year ended December 31, 2013	$—
Fiscal year ended December 31, 2012	$—

(c)  Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2013	$9,689
Fiscal year ended December 31, 2012	$22,410

(d)  All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2013	$14,842
Fiscal year ended December 31, 2012	$8,489

(e)  Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.  All services provided by the principal auditor in 2013 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2007, we announced that the board of directors had authorized the repurchase of up to 1,000,000 shares of our common stock in the open market.

Month of repurchase	Total number of shares purchased	Average price paid per share	Total number of Shares purchased as part of publicly announced plans or programme	Maximum Number of shares that may be purchased under the plans or program
November 2007	200,000	$20.33	200,000	800,000
December 2007	200,000	$20.68	200,000	600,000
November 2009	300,000	$13.04	300,000	300,000
As of December 31, 2013	700,000	$17.31	700,000	300,000

As of December 31, 2013, we did not hold any treasury shares.  For further detail on our treasury shares, refer to note 30 of our consolidated financial statements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-58 are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Golar LNG Partners L.P. ("Golar Partners") for each of the years ended December 31, 2013, 2012 and 2011 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2013 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2013 are required to be filed as part of this Annual Report on Form 20-F. See A-1 through A-47.

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

4.9
Facility Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 24, 2013.

8.1	Golar LNG Limited subsidiaries.
11.1	Golar LNG Limited Code of Ethics, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2003.
12.1	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1	Consent of Independent Registered Public Accounting Firm.
15.2	Consent of Independent Registered Public Accounting Firm.

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

Golar LNG Limited
(Registrant)

Date	April 30, 2014	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Golar LNG Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, cash flows and of changes in equity present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's annual report on internal controls over financial reporting" under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2014

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except per share data)

	Note	2013	2012	2011
Operating revenues
Time charter revenues		90,558	409,593	299,848
Vessel and other management fees		9,270	752	—
Total operating revenues		99,828	410,345	299,848
Operating expenses
Vessel operating expenses		43,750	86,672	62,872
Voyage and charter-hire expenses		14,259	9,853	6,042
Administrative expenses		22,952	25,013	33,679
Depreciation and amortization		36,871	85,524	70,286
Impairment of long-term assets	9	500	500	500
Total operating expenses		118,332	207,562	173,379
Gain on disposal of Golar Maria (including amortization of deferred gain)	6	65,619	—	—
Other operating gains and losses		—	(27)	(5,438)
Operating income		47,115	202,756	121,031
Other non-operating income (expense)
Gain on loss of control	5	—	853,996	—
Gain on business acquisition	7	—	4,084	—
Dividend income		30,960	—	—
Other non-operating (expense) income		(3,355)	(151)	541
Total other non-operating income		27,605	857,929	541
Financial income (expenses)
Interest income		3,549	2,819	1,757
Interest expense		—	(31,924)	(25,773)
Other financial items, net	10	38,219	(13,763)	(29,086)
Net financial income (expenses)		41,768	(42,868)	(53,102)
Income before equity in net earnings (losses) of affiliates and income taxes		116,488	1,017,817	68,470
Income taxes	11	3,404	(2,765)	1,705
Equity in net earnings (losses) of affiliates	14	15,821	(609)	(1,900)
Net income		135,713	1,014,443	68,275
Net income attributable to non-controlling interests		—	(43,140)	(21,625)
Net income attributable to Golar LNG Ltd		135,713	971,303	46,650
Earnings per share attributable to Golar LNG Ltd stockholders: Per common share amounts:
Earnings – Basic	12	$1.69	$12.09	$0.62
Earnings – Diluted	12	$1.59	$11.66	$0.62
Cash dividends declared and paid		$1.35	$1.93	$1.13

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	Note	2013	2012	2011
COMPREHENSIVE INCOME
Net income		135,713	1,014,443	68,275
Other comprehensive income (loss):
Gains (losses) associated with pensions, net of tax	28	5,078	(2,323)	(3,139)
Unrealized net gain on qualifying cash flow hedging instruments (1)	32	5,010	1,547	1,024
Unrealized gain on investments in available-for-sale securities	21	1,885	5,911	—
Other comprehensive income (loss)	31	11,973	5,135	(2,115)
Comprehensive income		147,686	1,019,578	66,160
Comprehensive income attributable to:
Stockholders of Golar LNG Limited		147,686	978,532	43,636
Non-controlling interests		—	41,046	22,524
		147,686	1,019,578	66,160

(1) Includes share of net gain of $0.9 million, $nil and $nil on qualifying cash flow hedging instruments held by an affiliate for the years ended December 31, 2013, 2012 and 2011, respectively. Refer to note 32.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2013 and 2012
(in thousands of $)

	Note	2013	2012
ASSETS
Current Assets
Cash and cash equivalents		125,347	424,714
Restricted cash and short-term investments	20	23,432	1,551
Trade accounts receivable	15	81	385
Other receivables, prepaid expenses and accrued income	16	14,574	5,309
Amounts due from related parties	33	6,311	5,915
Inventories		11,951	2,051
Total current assets		181,696	439,925
Long-term assets
Restricted cash	20	3,111	—
Investment in available-for-sale securities	21	267,352	353,034
Investments in affiliates	14	350,918	367,656
Cost method investments	22	204,172	198,524
Newbuildings	17	767,525	435,859
Vessels and equipment, net	18	811,715	573,615
Deferred charges	19	24,484	4,064
Other non-current assets	23	54,248	6,769
Amounts due from related parties	33	—	34,953
Total assets		2,665,221	2,414,399
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	26	30,784	14,400
Trade accounts payable		12,728	10,203
Accrued expenses	24	22,787	20,413
Amounts due to related parties	33	363	4,037
Other current liabilities	25	23,912	38,006
Total current liabilities		90,574	87,059
Long-term liabilities
Long-term debt	26	636,244	490,506
Long-term debt due to related parties	26	50,000	—
Other long-term liabilities	27	84,266	72,515
Total liabilities		861,084	650,080
Commitments and Contingencies (see notes 34 and 35) EQUITY
Share capital 80,579,295 common shares of $1.00 each issued and outstanding (2012: 80,503,364)	30	80,580	80,504
Additional paid-in capital		656,018	654,042
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(6,757)	(18,730)
Retained earnings		874,296	848,503
Total stockholders' equity		1,804,137	1,764,319
Total liabilities and equity		2,665,221	2,414,399

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	Note	2013	2012	2011
Operating activities
Net income		135,713	1,014,443	68,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		36,871	85,524	70,286
Amortization of deferred charges and debt guarantee		1,120	1,900	1,484
Equity in net (earnings) losses of affiliates		(15,821)	609	1,900
Gain on disposal to Golar Partners (including amortization of deferred gain)	6	(65,619)	—	—
Gain on loss of control	5	—	(853,996)	—
Gain on business acquisition	7	—	(4,084)	—
Loss on disposal of fixed assets		—	151	—
Dividend income from available-for-sale and cost investments recognized in operating income		(30,960)	—	—
Dividends received		64,198	125	—
Loss (gain) on disposal of available-for-sale securities		754	—	(541)
Gain on disposal of high yield bond in Golar Partners		(841)	—	—
Compensation cost related to stock options		500	1,357	1,970
Net foreign exchange (gain) losses		(277)	11,905	1,669
Amortization of deferred tax benefits on intra-group transfers		(3,487)	(7,257)	(6,687)
Impairment of long-term assets		500	500	500
Drydocking expenditure		(4,248)	(20,939)	(19,773)
Interest element included in obligations under capital leases		—	401	898
Change in assets and liabilities, net of effects from the sale of Golar Maria:
Trade accounts receivable		304	2,256	5,245
Inventories		(10,137)	167	2,479
Prepaid expenses, accrued income and other assets		(50,877)	(7,600)	(3,721)
Amounts due from/to related companies		3,497	(1,021)	(404)
Trade accounts payable		2,525	(520)	(12,804)
Accrued expenses		3,349	10,668	8,082
Other current liabilities (1)		658	(779)	(2,250)
Net cash provided by operating activities		67,722	233,810	116,608
Investing activities
Additions to vessels and equipment		(802)	(97,228)	(99,082)
Additions to newbuildings		(733,353)	(245,759)	(190,100)
Investment in subsidiary, net of cash acquired	7	—	(19,438)	—
Cash effect of the deconsolidation of Golar Partners		—	(85,467)	—
Vendor refinancing - loan repayment from Golar Partners		—	155,000	—
Investment in affiliates		—	—	(4,152)

(1) Includes accretion of discount on convertible bonds of $4.7 million, $4.0 million and $nil for the years ended December 31, 2013, 2012 and 2011, respectively.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(Continued)

	Note	2013	2012	2011
Investing activities (continued)
Proceeds from disposal of investments in available-for-sale securities		99,210	—	901
Additions to available-for-sale-securities		(12,400)	(173)	—
Additions to investments		(5,649)	—	—
Short-term loan granted to third party		(11,960)	—	—
Repayment of short-term loan granted to third party		2,469	—	—
Proceeds from disposal of business to Golar Partners, net of cash disposed		119,927	—	—
Proceeds from disposal of high yield bond in Golar Partners		34,483	—	—
Short-term loan to Golar Partners		(20,000)	—	—
Repayment of short-term loan granted to Golar Partners		20,000	—	—
Proceeds from disposal of fixed assets		—	40	—
Restricted cash and short-term investments		(24,992)	2,325	(6,211)
Net cash used in investing activities		(533,067)	(290,700)	(298,644)
Financing activities
Proceeds from short-term debt		—	—	23,600
Proceeds from long-term debt (including related parties)	26	306,358	642,241	80,000
Repayments of obligations under capital leases		—	(6,288)	(6,054)
Repayments of long-term debt (including related parties)	26	(9,400)	(325,166)	(105,750)
Repayments of short-term debt		—	—	(23,600)
Financing costs paid		(22,612)	(7,842)	—
Cash dividends paid		(108,976)	(175,904)	(65,022)
Non-controlling interest dividends	33	—	(32,082)	(12,532)
Proceeds from exercise of share options (including disposal of treasury shares)		608	2,613	13,845
Proceeds from issuance of equity in Golar Partners to non-controlling interests	29	—	317,119	287,795
Acquisition of non-controlling interests		—	—	(108,050)
Net cash provided by financing activities		165,978	414,691	84,232
Net (decrease) increase in cash and cash equivalents		(299,367)	357,801	(97,804)
Cash and cash equivalents at beginning of period		424,714	66,913	164,717
Cash and cash equivalents at end of period		125,347	424,714	66,913

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		—	35,798	30,727
Income taxes paid		1,322	1,671	2,426

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	Note	Share Capital	Treasury Shares	Additional Paid-in Capital	Contri- buted Surplus	Accumu-lated Other Compre- hensive Loss	Accumu- lated Earnings	Non-controll- ing Interest	Total Equity
Balance at December 31, 2010		67,808	(2,280)	100,285	200,000	(33,311)	78,086	188,734	599,322
Net income		—	—	—	—	—	46,650	21,625	68,275
Dividends		—	—	—	—	—	(86,156)	—	(86,156)
Grant of share options		—	—	1,970	—	—	—	—	1,970
Exercise of share options (including disposal of treasury shares)		825	2,280	12,493	—	—	(4,487)	667	11,778
Incorporation costs		—	—	40	—	—	—	—	40
Non-controlling interest dividends		—	—	—	—	—	—	(12,532)	(12,532)
Acquisition of shares in Golar Energy held by non-controlling interest	29	11,604	—	3,853	—	1,377	—	(129,379)	(112,545)
Creation of non-controlling interest in Golar Partners upon its IPO	29	—	—	183,010	—	—	—	104,773	287,783
Impact of transfer of Golar Freeze into Golar Partners	29	—	—	96,732	—	—	—	(96,732)	—
Other comprehensive (loss) income		—	—	—	—	(3,014)	—	899	(2,115)
Balance at December 31, 2011		80,237	—	398,383	200,000	(34,948)	34,093	78,055	755,820
Net income		—	—	—	—	—	971,303	43,140	1,014,443
Dividends		—	—	—	—	—	(154,769)	—	(154,769)
Grant of share options		—	—	1,357	—	—	—	—	1,357
Issuance of convertible bonds, net of issue costs		—	—	24,979	—	—	—	—	24,979
Exercise of share options		267	—	4,470	—	—	(2,124)	—	2,613
Non-controlling interest dividends		—	—	—	—	—	—	(32,082)	(32,082)
Golar Partners - Equity Issuance	29	—	—	50,753	—	—	—	266,366	317,119
Impact of transfer of NR Satu into Golar Partners	29	—	—	85,781	—	—	—	(85,781)	—
Impact of transfer of Golar Grand into Golar Partners	29	—	—	88,319	—	—	—	(88,319)	—
Deconsolidation of Golar Partners	5	—	—	—	—	8,989	—	(179,285)	(170,296)
Other comprehensive income (loss)		—	—	—	—	7,229	—	(2,094)	5,135
Balance at December 31, 2012		80,504	—	654,042	200,000	(18,730)	848,503	—	1,764,319
Net income		—	—	—	—	—	135,713	—	135,713
Dividends		—	—	—	—	—	(108,976)	—	(108,976)
Exercise of share options		76	—	1,476	—	—	(944)	—	608
Grant of share options		—	—	500	—	—	—	—	500
Other comprehensive income		—	—	—	—	11,973	—	—	11,973
Balance at December 31, 2013		80,580	—	656,018	200,000	(6,757)	874,296	—	1,804,137
The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding"). As of December 31, 2013, World Shipholding owned 45.61% (2012: 45.71%) of Golar.

As of December 31, 2013, we own and operate a fleet of seven LNG carriers and operate Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of eight LNG carriers and Floating Storage Regasification Units ("FSRUs").

We are listed solely on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Golar LNG Partners LP ("Golar Partners" or the "Partnership")

Golar Partners is our former subsidiary, which is an owner and operator of FSRUs and LNG carriers under long-term charters (defined as five years or longer from the date of the dropdown). In April 2011, we completed the initial public offering ("IPO") of Golar Partners and its listing on the Nasdaq stock exchange. As a result of the offering, our ownership interest was reduced to 65.4% (including our 2% general partner interest). Since its IPO, Golar Partners has completed further follow-on equity offerings, such that as of December 31, 2013, our ownership interest has decreased to 41.4% (2012: 54.1%) (see note 29).

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partners' first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partners' Annual General Meeting ("AGM"), the majority of the board members became electable by the common unitholders and accordingly, from this date, we no longer retain the power to control the board of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary (see note 5).

2.	ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

Investments in companies in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of subsidiaries were included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests".

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

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control, or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under this method, we record an investment in the common stock (or “in-substance common stock”) of an affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate in connection with their common stock interest reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates is included in the consolidated balance sheet as "Investment in Affiliates". When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. See note 14 for list of entities accounted for under the equity method.

We recognize gains and losses in earnings for the issuance of shares by our affiliates, provided that the issuance of such shares qualifies as a sale of such shares. No gains and losses are recognized upon the issuance of common units of Golar Partners to third parties as the equity method of accounting is only applied to our holding in the subordinated units of Golar Partners.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs.  Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Revenues generated from management fees are recorded rateably over the term of the contract as services are provided.

Under time charters, voyage expenses are generally paid by our customers.  Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs.  These expenses are recognized as incurred.

Revenue includes amounts receivable from loss of hire insurance, which is recognized on an accruals basis, to the value of $nil, $2.1 million and $0.4 million for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits which may only be used to settle certain pre-arranged loan and bid bonds in respect of tenders for projects we have entered into.  We consider all short-term investments as held to maturity.  These investments are carried at amortized cost.  We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Interest costs capitalized in connection with the newbuildings for the years ended December 31, 2013, 2012 and 2011 were $22.5 million, $10.3 million and $3.6 million, respectively.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation.  The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.  Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels' remaining useful economic lives.  Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years.  For vessels that are newly built or acquired, we have adopted the "built-in overhaul" method of accounting.  The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets.  The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

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

Interest costs capitalized in connection with the retrofitting of vessels into FSRUs for the years ended December 31, 2013, 2012 and 2011 were $nil, $1.8 million and $1.9 million, respectively.

Vessels under capital lease

Historically, we have leased certain vessels under agreements that were accounted for as capital leases. Obligations under capital leases were carried at the present value of future minimum lease payments.   The accounting policies relating to the asset balance, such as depreciation and drydocking expenditure followed those described under "Vessels and equipment".  Interest expense was calculated at a constant rate over the term of the lease. Certain of our capital leases were 'funded' via long term cash deposits which closely matched the lease liability.

As of December 31, 2013 and 2012, we did not lease any vessels under capital leases. Accordingly, following the deconsolidation of Golar Partners, the drydocking costs and accumulated amortization were $nil in each of the years ended December 31, 2013 and 2012.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2013, 2012 and 2011 was $nil, $15.8 million and $16.6 million, respectively.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized.  Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use.  Qualifying assets consist of vessels under construction and includes vessels undergoing conversion into FSRUs for our own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings where appropriate, over the term period from commencement of the newbuilding and conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets. Amortization of deferred income is offset against depreciation and amortization expense in the Consolidated Statement of Operations.

Impairment of long-term assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable.  When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows.  If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

During 2013, we considered the softening in the LNG shipping market and the current operating losses of our vessels in lay-up as potential indicators of impairment of these three vessels. We assessed potential impairment of the three vessels we currently have in lay-up by comparing the expected discounted cash flows based on assumption that these vessels, in conjunction with our Front End Engineering Design study (FEED), will be converted and operated as FLNGVs. We compared these discounted cash flows to the respective carrying values and concluded there was no impairment of these vessels as of December 31, 2013.

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

Investment in available-for-sale securities

We classify our existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders' equity as a component of other comprehensive income (loss) unless a gain is realized upon the sale of these units or an unrealized loss is considered "other-than-temporary," in which case it is transferred to the statement of operations. Management evaluates securities for other than temporary impairment ("OTTI") on a periodic basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Cost-method investments

Cost-method investments are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Derivatives

We use derivatives to reduce market risks associated with our operations.  We use interest rate swaps for the management of interest rate risk exposure.  The interest rate swaps effectively convert a portion of our debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

We seek to reduce our exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

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

When a derivative is designated as a cash flow hedge, we formally document the relationship between the derivative and the hedged item.  This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge.  If the derivative is an effective hedge, changes in the fair value are initially recorded as a component of accumulated other comprehensive income in equity.  The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness.  We do not apply hedge accounting if we determine that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

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

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged. Cashflows from economic hedges are classified in the same category from the items subject to the economic hedging relationship.

LNG trading

We trade in physical cargoes, futures, swaps and options, all of which are traded on and recognized in liquid markets. Purchases and sales are recognized on the trade date. Open trading positions are stated at fair value based on closing market price on the balance sheet date. The market values of open positions are shown in debtors if positive or creditors if negative. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". The gross transaction value of energy trading contracts that were physically settled for the years ending December 31, 2013, 2012 and 2011, was $nil, $nil and $2.0 million profit, respectively.

Contracts to buy and sell physical cargoes for future delivery settled on the bill of lading date are recognized at their fair value at the balance sheet date.

Foreign currencies

Our functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are made in U.S. dollars.  Our reporting currency is U.S. dollars.

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

Provisions

In the ordinary course of business, we are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range. See note 35, "Other Commitments and Contingencies" for further discussion.

Fair value measurements

We account for fair value measurement in accordance with the Accounting Standards Codification ("ASC") guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Stock-based compensation

In accordance with the guidance on "Share Based Payment", we are required to expense the fair value of stock options issued to employees over the period the options vest.  We amortize stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period.  No compensation cost is recognized for stock options for which employees do not render the requisite service.  The fair value of employee share options is estimated using the Black-Scholes option-pricing model.

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

Pensions

Defined benefit pension costs, assets and liabilities requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  Our accounting policy states that full recognition of the funded status of defined benefit pension plans is to be included within our balance sheet. The pension benefit obligation is calculated by using a projected unit credit method.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in the statement of comprehensive income is recognized in the statement of changes in equity and not in the statement of operations.

Gain on issuance of shares by subsidiaries

We recognize a gain or loss when a subsidiary issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary.  The gain or loss is recorded in the line "Additional paid-in capital".

Gain on disposal of a subsidiary to Golar Partners

We recognize a gain upon disposal of a subsidiary to Golar Partners at the time of sale and defers an element of the gain based on our holding in the subordinated units in Golar Partners measured at the date of dropdown. The gain is deferred under "Other long-term liabilities" and released to income over the remaining useful life of the vessel or until it is sold.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. We have identified two reportable industry segments: vessel operations and LNG trading.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost.  Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

Convertible bonds

In accordance with ASC 470-20 "Debt with conversion and other options", we account for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component.

Accordingly, we determine the carrying amounts of the liability and equity components of such convertible debt instruments by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded, with a corresponding offset to debt discount which is subsequently  amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

For conventional convertible bonds which do not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to split the bond into the liability and equity components.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, as in the case of Golar Partners (see note 5) and reported in "other long-term liabilities." A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized.  If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

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

The following table lists our significant subsidiaries and their purpose as at December 31, 2013. Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 1460 Corporation	Marshall Islands	Owns Golar Viking
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Limited	Marshall Islands	Owns Gimi
Golar Hilli Limited	Marshall Islands	Owns Hilli
Bluewater Gandria N.V.	Netherlands	Owns and Operates Golar Gandria
Golar Hull M2021 Corporation	Marshall Islands	Owns Hull 2021 (Golar Seal)
Golar Hull M2022 Corporation	Marshall Islands	Owns Hull 2022 (Golar Crystal)
Golar Hull M2023 Corporation	Marshall Islands	Owns Hull 2023 (Golar Penguin)
Golar Hull M2024 Corporation	Marshall Islands	Owns Hull 2024 (Golar Eskimo)
Golar Hull M2026 Corporation	Marshall Islands	Owns Hull 2026 (Golar Celsius)
Golar Hull M2027 Corporation	Marshall Islands	Owns Hull 2027 (Golar Bear)
Golar Hull M2031 Corporation	Marshall Islands	Owns Hull 2031 (Golar Igloo)
Golar Hull M2047 Corporation	Marshall Islands	Owns Hull 2047 (Golar Snow)
Golar Hull M2048 Corporation	Marshall Islands	Owns Hull 2048 (Golar Ice)
Golar LNG NB10 Corporation	Marshall Islands	Owns Hull S658 (Golar Glacier)
Golar LNG NB11 Corporation	Marshall Islands	Owns Hull S659 (Golar Kelvin)
Golar LNG NB12 Corporation	Marshall Islands	Owns Hull 2055 (Golar Frost)
Golar LNG NB13 Corporation	Marshall Islands	Owns Hull 2056 (Golar Tundra)

4.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In December 2011, the Financial Accounting Standards Board ("FASB") amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with U.S. GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments in the scope of this update. The amendments were required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The amendment resulted in additional disclosures in our consolidated financial statements included herein.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on our consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the FASB Accounting Standards Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments are effective for fiscal periods beginning after December 15, 2012. The amendment did not have a material impact on our consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment resulted in additional disclosures in our consolidated financial statements included herein.

In July 2013, the FASB amended ASC Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments shall be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company did not enter into any qualifying new or redesignated hedging relationships after July 17, 2013 up to the date of these consolidated financial statements and the adoption of this guidance did not have a material effect in our consolidated financial statements.

New accounting standards not yet adopted

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the impact of the adoption of this amended guidance in the financial statements.

In July 2013, the FASB issued guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists to provide guidance on the presentation of unrecognized tax benefits. The guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the impact of the adoption of this amended guidance in the financial statements.

5.	DECONSOLIDATION OF GOLAR PARTNERS

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from Golar Partner's IPO in April 2011 until the time of its first AGM on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of Golar Partner's board of directors. From the first AGM, majority of the board members became electable by the common unitholders and accordingly, from this date we no longer retain the power to control the board of directors. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.
On December 13, 2012, based on the equity method, we recorded an investment in Golar Partners of $362.8 million, which represents the fair value of our subordinated units (in-substance common stock) held on the deconsolidation date. On the same date, we calculated a gain on loss of control of $854.0 million. The gain on loss of control is calculated as follows:

(in thousands of $)	As of deconsolidation date (December 13, 2012)
Fair value of investment in Golar Partners (a)	900,926
Carrying value of the non-controlling interest in Golar Partners	179,285
Subtotal	1,080,211
Less:
Carrying value of Golar Partner's net assets	238,409
Guarantees issued to Golar Partners (c)	23,266
Accumulated other comprehensive loss relating to Golar Partners (d)	8,989
Deferred tax benefit on intra-group transfers of long-term assets (f)	(44,449)
Gain on loss of control of Golar Partners	853,996
(a)    Fair value of investment in Golar Partners
Our residual interest in Golar Partners as of December 13, 2012 comprised of the following:

(in thousands of $)	As of December 13, 2012
Common units (i)	346,950
General Partner units and Incentive Distribution Rights ("IDRs") (ii)	191,177
Subordinated units (iii)	362,799
900,926
As of December 31, 2013, the carrying value of our total investment in Golar Partners is $809.0 million (2012: $906.1 million).
(i) Common units (available-for-sale securities)
As of December 13, 2012, we held 11.8 million common units representing 32.6% of the common units in issue, as a class. Our holding in the voting common units of Golar Partners have been accounted for under the guidance for available-for-sale securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights. Accordingly, these securities are carried at fair value and any unrealized gains and losses on these securities are reflected directly in equity unless a gain is realized upon sale of these units or an unrealized loss is considered "other-than-temporary", in which case it is transferred to the statement of operations. Dividends received from its common units in Golar Partners during the subordination period will be recorded in the consolidated statement of operations in the line item "Dividend income".

(ii) General Partner units and IDRs
Our 2% general partner interest and 100% of the incentive distribution rights (IDRs) in Golar Partners have been accounted for as cost-method investments on the basis that the general partner interests have preferential liquidation and dividend rights during the subordination period.

Our interest in the general partner units have been recorded at their fair value as of December 13, 2012, based on the share price of the publicly traded common units of Golar Partners but adjusted for restrictions over their transferability and reduction in voting rights. The fair value of the IDRs as of December 13, 2012 was determined using a Monte Carlo simulation method. This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the IDRs, such that the price of a unit output by the Monte Carlo simulation equalled the price observed in the market. The method took into account the historical volatility, dividend yield as well as the share price of the units as of the deconsolidation date.

(iii) Subordinated units
As of December 13, 2012, we held 15.9 million units representing 100% of the subordinated units. Our holding in the subordinated units of Golar Partners have been accounted for under the equity method on the basis that the subordinated units are considered to be, in-substance, common stock for accounting purposes. The fair value on December 13, 2012, was determined based on the quoted market price of the listed common units as of the deconsolidation date but discounted principally for their non-tradability and subordinated dividend and liquidation rights during the subordination period. The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with our removal as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units subject to passing certain conditions.

(b)    Accounting for basis difference
The investment in Golar Partners recorded under the equity method included our share of the basis difference between the fair value and the underlying book value of Golar Partners' assets at the deconsolidation date.

(in thousands of $)	Book value	Fair value	Basis difference	Golar's share of the basis difference
	100%	100%	100%	24.8%*

Vessels and equipment and vessels under capital leases (i)	1,192,779	1,687,162	494,383	122,591
Charter agreements (ii)	—	508,631	508,631	126,124
Goodwill (iii)	—	445,100	445,100	110,371
	1,192,779	2,640,893	1,448,114	359,086
*Our share of the basis difference is with reference to our holding in the subordinated units only.
The basis difference has been accounted for as follows:
(i) The basis difference assigned to vessels and equipment is being depreciated over the remaining estimated useful lives of the vessels and is recorded as a component of "Equity in net earnings (losses) of affiliates".
(ii) The basis difference relating to the charter agreements is being amortized over the remaining term of the charters and is recorded as a component of "Equity in net earnings (losses) of affiliates".
(iii) For the assigned goodwill, we will recognize our share of any impairment charge recorded by Golar Partners and consider the effect, if any, of the impairment on the assigned goodwill.
(c)    Guarantees
In accordance with ASC 460, the guarantees we issued in respect of Golar Partners and its subsidiaries were fair valued as of the deconsolidation date of December 13, 2012. As of December 13, 2012, the fair value of the guarantees amounted to a liability of $23.3 million which is recorded in "Other long-term liabilities" and comprised of the following items:

(in thousands of $)	As of December 13, 2012

Debt guarantees	4,548
Golar Grand Option	7,217
Methane Princess tax lease indemnity	11,500
23,265

The debt guarantees we issued to third party banks were in respect of certain secured debt facilities relating to Golar Partners and its subsidiaries. The liability is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items".
The Golar Grand Option was issued in connection with the disposal of the Golar Grand to Golar Partners in November 2012. The fair value of the Golar Grand Option was determined by discounting the difference between the guaranteed charter rate per the Option agreement less the estimated market rate at the end of the initial lease term (See note 33(d)).
The Methane Princess tax lease indemnity of $11.5 million is based on the termination sum as of December 13, 2012, less the associated security deposit, but factoring in the timing and likelihood of an early termination (see note 33).
The carrying value of these guarantees as of December 31, 2013 and 2012 was $22.4 million and $23.3 million, respectively (see note 27).
(d)     Golar Partners' accumulated other comprehensive income
The accumulated other comprehensive loss of $9.0 million in relation to Golar Partners was released to the consolidated statement of operations on deconsolidation.
(e)     Deconsolidation-related expenses
Deconsolidation related expenses amounting to $0.4 million were included in administrative expenses in the consolidated statement of operations for the year ended December 31, 2012.
(f)    Deferred tax benefits on intra-group transfers of long-term assets
The deferred tax benefits on intra-group transfers of long-term assets amounting to $44.4 million arose from transactions between controlled entities in respect of vessels owned by Golar Partners: the Golar Freeze, the Golar Spirit and the NR Satu. Upon the deconsolidation of Golar Partners, the unamortized balance of $44.4 million was released and recognized as part of the gain on loss of control.

6.	DISPOSAL OF A SUBSIDIARY

In February 2013, we sold our interest in the company that owns and operates the Golar Maria to Golar Partners.

(in thousands of $)	Golar Maria
Cash consideration received (1)	127,900
Carrying value of the assets sold to Golar Partners	(45,630)
Gain on disposal	82,270
Deferred gain on sale (note 27)	(17,114)
Gain recognized on sale of Golar Maria	65,156

The gain from the sale of the Golar Maria was $82.3 million of which $65.2 million had been recognized at the time of the sale in the Consolidated Statements of Operation under "Gain on disposal of Golar Maria (including amortization of deferred gain)". The remaining $17.1 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown has been deferred under "Other long-term liabilities" (see note 27) and is being released to income over the remaining useful life of the vessel or until it is sold. As of December 31, 2013, the unamortized portion of the gain is $16.7 million.

(1) The cash consideration comprised of $215.0 million for the vessel less the assumed bank debt and interest rate swap liability $89.5 million and $3.1 million, respectively, plus purchase price adjustments of $5.5 million.

7.	BUSINESS COMBINATION

On January 18, 2012, we acquired the remaining 50% equity interest in our joint venture, Bluewater Gandria, which owns the LNG carrier, the Golar Gandria for $19.5 million. Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects. Since the Golar Gandria’s acquisition, although it was initially reactivated, it was then subsequently placed into lay-up again in April 2013. The vessel is earmarked for conversion to a floating liquefied natural gas vessel ("FLNGV").

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

As a result of acquiring the remaining 50% equity interest, we recognized a gain on bargain purchase of the Bluewater Gandria as the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired. We performed an assessment of the fair values of the assets acquired, liabilities assumed and consideration transferred. The assessment confirmed our gain on bargain purchase.

a)    Remeasurement of equity investment in Bluewater Gandria

On January 18, 2012, we remeasured our previously held 50% equity interest in Bluewater Gandria to its fair value as set forth in the table below:

(in thousands of $)	Equity investment in Bluewater Gandria
Fair value of previously held 50% equity interest	19,500
Less: Carrying value at acquisition date	(17,144)
Gain on remeasurement of equity interest	2,356

The fair value of our previously held investment in Bluewater Gandria was assumed to be equal to the purchase price of $19.5 million paid to Bluewater in respect of our 50% share in the joint venture.

b)    Revenue and profit contributions

Since the acquisition date, the business has contributed revenues of $nil and a net loss of $14.6 million to our results for the period from January 18, 2012 to December 31, 2012. Had Bluewater Gandria been consolidated from January 1, 2012, it would have contributed revenues of $nil and a net loss of $15.3 million.

Bluewater Gandria’s statement of operations presented a net loss of $0.7 million for the year ended December 31, 2011. This comprised mainly of general and administrative expenses and other minimal operating expenses. This was principally due to the vessel being in lay-up throughout 2011. As a result, we have evaluated that had the business combination been consummated as of January 1, 2011, Bluewater Gandria's pro forma revenue and net income effect for the year ended December 31, 2011 would be immaterial and thus has not been presented here.

8.	SEGMENTAL INFORMATION

We own and operate LNG carriers and operate FSRUs and provide these services under time charters under varying periods, and trades in physical and future LNG contracts. Our reportable segments consist of the primary services it provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into two segments was based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2013, we operate in the following two segments:

•	Vessel Operations – We own and subsequently charter out LNG carriers on fixed terms to customers.

•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	2013			2012			2011
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Time charter revenues	90,558	—	90,558	409,593	—	409,593	299,848	—	299,848
Vessel and other management fees	9,270	—	9,270	752	—	752	—	—	—
Vessel and voyage operating expenses	(58,009)	—	(58,009)	(96,525)	—	(96,525)	(68,914)	—	(68,914)
Administrative expenses	(22,816)	(136)	(22,952)	(23,973)	(1,040)	(25,013)	(26,988)	(6,691)	(33,679)
Impairment of long-term assets	(500)	—	(500)	(500)	—	(500)	(500)	—	(500)
Depreciation and amortization	(36,562)	(309)	(36,871)	(85,187)	(337)	(85,524)	(69,814)	(472)	(70,286)
Other operating gains and losses	—	—	—	—	(27)	(27)	—	(5,438)	(5,438)
Gain on disposal of Golar Maria (including amortization of deferred gain)	65,619	—	65,619	—	—	—	—	—	—
Operating income (loss)	47,560	(445)	47,115	204,160	(1,404)	202,756	133,632	(12,601)	121,031
Other non-operating income (loss)	27,605	—	27,605	858,080	(151)	857,929	541	—	541
Net financial income (expenses)	41,768	—	41,768	(42,864)	(4)	(42,868)	(52,593)	(509)	(53,102)
Income taxes	3,404	—	3,404	(2,765)	—	(2,765)	1,705	—	1,705
Equity in net earnings (losses) of affiliates	15,821	—	15,821	(609)	—	(609)	(1,900)	—	(1,900)
Net income (loss)	136,158	(445)	135,713	1,016,002	(1,559)	1,014,443	81,385	(13,110)	68,275
Non-controlling interests	—	—	—	(43,140)	—	(43,140)	(21,625)	—	(21,625)
Net income attributable to Golar LNG Ltd	136,158	(445)	135,713	972,862	(1,559)	971,303	59,760	(13,110)	46,650
Total assets	2,664,953	268	2,665,221	2,413,564	835	2,414,399	2,230,006	2,628	2,232,634
Investment in affiliates	350,918	—	350,918	367,656	—	367,656	22,529	—	22,529
Capital Expenditures	734,155	—	734,155	342,987	—	342,987	289,182	—	289,182

Revenues from external customers

During December 31, 2013, our vessels operated under time charters with four main charterers: Gdf Suez, a major Japanese trading company, Eni S.p.A and the BG Group. Prior to the deconsolidation of Golar Partners in December 2012, during December 31, 2012 and 2011, the vast majority of our vessel operations operated under time charters with seven main charterers: Petrobras, Dubai Supply Authority, Pertamina, Qatar Gas Transport Company, BG Group plc, Shell and PT Nusantara Regas. Gdf Suez is a power, natural gas and energy services company headquartered in France. Eni S.pA is an Italian integrated energy company. Petrobras is a Brazilian energy company.  Dubai Supply Authority is a government entity which is the sole supplier of natural gas to the Emirates. Pertamina is the state-owned oil and gas company of Indonesia. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar.  Both BG Group Plc and Shell are headquartered in the United Kingdom. PT Nusantara Regas is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia.

In time charters, the charterer, not the Company, controls the choice of which routes our vessel will serve. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based.  Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

In the years ended December 31, 2013, 2012 and 2011, revenues from the following customers accounted for over 10% of our consolidated time charter revenues:

(in thousands of $)	2013		2012		2011
Gdf Suez Gas	10,015	11%	22,326	5%	4,931	2%
Major Japanese trading Company	47,744	53%	38,992	9%	—	—%
Eni Spa	8,912	10%	2,480	1%	—	—%
Petrobras*	—	—%	90,321	22%	93,741	31%
Dubai Supply Authority*	—	—%	45,951	11%	47,054	16%
Pertamina*	—	—%	35,455	9%	37,829	13%
Qatar Gas Transport Company*	—	—%	23,006	6%	35,461	12%
BG Group plc*	13,114	14%	96,179	23%	25,101	8%
PT Nusantara Regas*	—	—%	38,789	9%	—	—

Geographical segment data

The following geographical data presents our revenues with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG vessels operate on a worldwide basis and are not restricted to specific locations.

Revenues (in thousands of $)	2013	2012	2011
Brazil*	—	90,321	93,741
United Arab Emirates*	—	45,951	47,054
Indonesia*	—	38,789	—

* A substantial portion of these revenues for the years ended December 31, 2012 and 2011 pertain to vessels owned by Golar Partners and its subsidiaries which were deconsolidated from December 13, 2012.

We have not presented geographical data of our fixed assets, as we did not own any FSRUs as of December 31, 2013 and 2012.

9.	IMPAIRMENT OF LONG-TERM ASSETS

Impairment of long-term assets as at December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
FSRU conversion parts (see note 23)	500	500	500

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable.

The impairment charge arising on the FSRU conversion parts of $0.5 million for each of the years ended December 31, 2013, 2012 and 2011, refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification. These assets are classified within our Vessel Operations segment.

10.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2013	2012	2011
Mark-to-market adjustment for interest rate swap derivatives (see note 32)	56,461	1,223	(10,057)
Interest rate swap cash settlements (see note 32)	(10,626)	(12,258)	(14,201)
Mark-to-market adjustment for foreign currency derivatives (see note 32)	719	6,485	(1,417)
Foreign exchange (loss) gain on capital lease obligations and related restricted cash, net	—	(5,645)	182
Financing arrangement fees and other costs	(5,632)	(1,766)	(930)
Amortization of deferred financing costs and debt guarantee	(1,120)	(1,900)	(1,484)
Foreign exchange (loss) gain on operations	(1,583)	94	(945)
Other	—	4	(234)
	38,219	(13,763)	(29,086)

Financing arrangement fees and other costs of $5.6 million in 2013 arose mainly from ongoing commitment fees as a result of our execution of a $1.125 billion financing agreement to fund eight of our newbuild vessels. The foreign exchange (loss) gain on capital leases and related restricted cash in 2012 and 2011 arose as a result of the retranslation of the capital lease obligations and related restricted cash securing those obligations. The capital leases and related restricted cash form part of Golar Partners and therefore from December 13, 2012, have been deconsolidated from our balance sheet.

11.	TAXATION

The components of income tax (credit) expense are as follows:

(in thousands of $)	2013	2012	2011
Current tax (credit) expense:
U.K.	(27)	2,101	2,733
Indonesia	—	6,828	—
Brazil	—	1,002	1,363
Total current tax (credit) expense	(27)	9,931	4,096
Deferred tax expense:
U.K.	110	91	886
Amortization of tax benefit arising on intra-group transfers of long-term assets (see note 27)	(3,487)	(7,257)	(6,687)
Total income tax (credit) expense	(3,404)	2,765	(1,705)

Bermuda

Under current Bermuda law, we are not required to pay income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees). We have received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, we will be exempted from taxation until March 31, 2035.

United States

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements.  Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations.  The management of the company believes that we satisfied these requirements and therefore by virtue of the above provisions, we were not subject to tax on our U.S. source income.

Reconciliation between the income tax expense resulting from applying either the U.S. Federal or Bermudan statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the consolidated financial statements as our net income is subject to neither Bermuda nor U.S. tax.

United Kingdom

Current taxation of $nil, $2.1 million and $2.7 million for the years ended December 31, 2013, 2012 and 2011, respectively, relates to taxation of the operations of our United Kingdom subsidiaries, which includes amounts paid by one of our U.K. subsidiary's branch offices in Oslo.  Taxable revenues in the U.K. are generated by our U.K. subsidiary companies and are comprised of management fees received from Golar group companies as well as revenues from the operation of three of Golar's vessels.  These vessels are sub-leased from other non-U.K Golar companies. As at December 31, 2013, the statutory rate in the U.K. was 23%.

As at December 31, 2013, the 2013 U.K. income tax returns have not been filed.  Accordingly, once filed, the tax years 2009 to 2013 remain open for examination by the U.K. tax authorities.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  We recorded deferred tax assets of $0.4 million and $0.5 million as of December 31, 2013 and 2012, respectively which have been classified as non-current and included within other long-term assets (see note 23).  These assets relate to differences for depreciation and net operating losses carried forward.

Indonesia

Current taxation charge of $nil, $6.8 million and $nil for the years ended December 31, 2013, 2012, and 2011, respectively, refers to taxation levied on the operations of Golar Partners' Indonesian subsidiary for the periods prior to deconsolidation of Golar Partners in December 2012. The tax exposure in Indonesia was mitigated by revenue due under the charter.

Brazil

Current taxation charge of $nil, $1.0 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, refers to taxation levied on Golar Partners' Brazilian operations.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2013	2012
Deferred tax assets, gross and net	421	531

12.	EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2013, 2012 and 2011, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2013	2012	2011
Net income attributable to Golar LNG Ltd stockholders – basic	135,713	971,303	46,650
Add: Interest expense on convertible bonds	—	11,358	—
Net income attributable to Golar LNG Ltd stockholders - diluted	135,713	982,661	46,650

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2013	2012	2011
Basic earnings per share:
Weighted average number of common shares outstanding	80,530	80,324	74,707

Diluted earnings per share:
Weighted average number of common shares outstanding	80,530	80,324	74,707
Effect of dilutive share options	381	380	326
Effect of dilutive convertible bonds	4,545	3,539	—
Common stock and common stock equivalents	85,456	84,243	75,033

Earnings per share are as follows:

	2013	2012	2011
Basic	$1.69	$12.09	$0.62
Diluted	$1.59	$11.66	$0.62

13.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of vessels owned and operated as of December 31, 2013, were as follows:

Year ending December 31,	Total
(in thousands of $)
2014	50,188
2015	11,413
Total	61,601

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2013 and 2012 were $190.4 million and $29.3 million, and $620.0 million and $141.2 million, respectively.

Rental expense

We are committed to making rental payments under operating leases for office premises.  The future minimum rental payments under our non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2014	374
2015	381
2016	381
2017	381
2018	256
Total minimum lease payments	1,773

Total rental expense for operating leases was $0.7 million, $0.7 million and $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

14.	INVESTMENTS IN AFFILIATES

At December 31, 2013 and 2012, we have the following participation in investments that are recorded using the equity method:

	2013	2012
Golar Partners (1) (2)	25.4%	29.9%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Wilhelmsen Management AS ("Golar Wilhelmsen")	60%	60%

(1) Golar Partners and its subsidiaries were included in our consolidated financial statements until December 13, 2012, following its first AGM upon which the majority of directors were elected by the common unitholders, Golar Partners was deconsolidated and our interests in the subordinated units were accounted for under the equity method from that date (see note 5 for further details).

(2) We held a 41.4% (2012: 54.1%) ownership in Golar Partners as of December 31, 2013. However the 25.4% (2012: 29.9%) interest refers only to our interests in the subordinated units which are subject to the equity method accounting.

The carrying amounts of our investments in our equity method investments as at December 31, 2013 and 2012 are as follows:

(in thousands of $)	2013	2012

Golar Partners	344,858	362,064
ECGS	5,782	5,592
Golar Wilhelmsen	278	—
Equity in net assets of affiliates	350,918	367,656

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2013	2012
Cost	374,729	374,729
Dividend	(33,363)	(125)
Equity in net earnings (losses) of other affiliates	8,698	(6,948)
Share of other comprehensive income in affiliate	854	—
Equity in net assets of affiliates	350,918	367,656

Quoted market prices for ECGS and Golar Wilhelmsen are not available because these companies are not publicly traded. We hold various interests in Golar Partners (common units, subordinated units, general partner units and IDRs), however as discussed in detail in note 5, only the Company's interests in subordinated units have been accounted for under the equity method which are not listed but were initially fair valued as of the date of deconsolidation on December 13, 2012 (see note 5).

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of December 31, 2013, it had a fleet of eight vessels managed by the Company (2012: seven vessels).

In April 2011, we completed the IPO of Golar Partners and listed it on the Nasdaq Stock Exchange.

During the period from the IPO in April 2011 until the time of Golar Partner's first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first AGM, the majority of the board members became electable by the common unitholders and, accordingly, from this date we no longer retain the power to control the board of directors. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary (see note 5).

As of December 31, 2013, the carrying amount of the investment in Golar Partners (subordinated units) accounted for under the equity method was $344.9 million (2012: $362.1 million). Refer to note 5 for details of deconsolidation including determining the initial fair value of the investment in Golar Partners and the treatment of the basis difference.

Dividends received for the year ended December 31, 2013 in relation to our investments in Golar Partner's subordinated units amounted to $32.7 million.

ECGS

In December 2005, we entered into an agreement with The Egyptian Natural Gas Holding Company, or EGAS, and HK Petroleum Services to establish a jointly owned company ECGS, to develop hydrocarbon businesses in Egypt and in particular LNG related businesses.  In March 2006, we acquired 0.5 million common shares in ECGS at a subscription price of $1 per share.  This represents a 50% interest in the voting rights of ECGS. ECGS is jointly owned and operated together with other third parties.  Therefore we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint significant influence.  In December 2011, ECGS called up its remaining share capital amounting to $7.5 million.  Of this, we paid $3.75 million to maintain our 50% equity interest.

Dividends received for each of the years ended December 31, 2013 and 2012 were $0.5 million and $0.1 million, respectively.

Golar Wilhelmsen

During 2010 Golar Management Ltd and Wilhelmsen Ship Management AS ("WSM") incorporated a Norwegian private limited company with the name "Golar Wilhelmsen Management AS" or Golar Wilhelmsen. The purpose is to build an organization specialized in the technical management of gas carriers. The company's focus shall be LNG carriers, FSRUs, floating LNG terminals and other gas carrying vessels which will initially include both our and Golar Partners' fleet of vessels and eventually vessels from third parties. WSM has for some time served as the technical manager for our vessels. In September 2010, we entered into new ship management agreements with Golar Wilhelmsen for our fleet, cancelling our previous arrangements.

Both we and WSM have joint control over the operational and financial policies of Golar Wilhelmsen. Accordingly, we have adopted the equity method of accounting for our interest in Golar Wilhelmsen as we consider we have joint significant influence by virtue of significant participating rights of the non-controlling interest, WSM.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2013			December 31, 2012
	Golar Wilhelmsen	ECGS	Golar Partners	Golar Wilhelmsen	ECGS	Golar Partners
Balance Sheet
Current assets	4,422	38,365	136,379	7,690	31,853	107,370
Non-current assets	6	156	1,584,840	—	1,368	1,403,604
Current liabilities	3,312	25,934	241,072	7,667	20,859	169,717
Non-current liabilities	400	1,183	910,020	—	1,183	1,099,713
Non-controlling interest	—	—	70,777	—	—	71,858

Statement of Operations
Revenue	5,957	75,309	329,190	4,245	61,769	286,630
Net income (loss)	695	1,318	150,819	(494)	849	127,141

15.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $nil for both the years ended December 31, 2013 and 2012, respectively.

16.	OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2013	2012
Prepaid expenses	1,236	1,318
Other receivables	12,968	3,991
Corporation tax receivable	370	—
	14,574	5,309

As of December 31, 2013, included in other receivables is a short-term loan of $9.1 million provided to one of our partners in the Douglas Channel project. The loan is secured, repayable on demand and earns interest at 12%. We believe that the carrying amount of this short-term loan is recoverable (see note 35).

17.	NEWBUILDINGS

(in thousands of $)	2013	2012
Purchase price installments	718,851	418,062
Interest costs capitalized	30,825	13,897
Other costs capitalized	17,849	3,900
	767,525	435,859

As at December 31, 2013, we have commitments for newbuilding contracts to construct eight LNG carriers and three FSRUs at a total contract cost of $2.4 billion of which $1.6 billion remains outstanding. See note 34 for the expected timing of the remaining installments to be paid.

Other capitalized costs include site supervision and other miscellaneous construction costs.

We took delivery of two newbuilds in October 2013. Upon delivery of both vessels, their total cost of $404.5 million was transferred to vessels and equipment (note 18).

18.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2013	2012
Cost	1,043,439	771,945
Accumulated depreciation	(231,724)	(198,330)
Net book value	811,715	573,615

As at December 31, 2013, we owned seven (2012: six) vessels. The increase in vessels and equipment is due to the delivery of two newbuildings in October 2013, partially offset by the sale of the Golar Maria to Golar Partners in February 2013.

Drydocking costs of $33.1 million and $34.2 million are included in the cost amounts above as of December 31, 2013 and 2012, respectively.  Accumulated amortization of those costs as of December 31, 2013 and 2012 were $18.9 million and $12.9 million, respectively.

Depreciation and amortization expense for each of the years ended December 31, 2013, 2012 and 2011 was $36.9 million, $70.3 million and $54.3 million, respectively.

As at December 31, 2013 and 2012, included in the above amounts is office equipment with a net book value of $1.7 million and $1.8 million, respectively.

As at December 31, 2013 and 2012, vessels with a net book value of $700.7 million and $432.9 million, respectively, were pledged as security for certain debt facilities (see note 35).

19.	DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument.  If a loan is repaid early any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.  The deferred charges are comprised of the following amounts:

(in thousands of $)	2013	2012
Debt arrangement fees and other deferred financing charges	27,845	6,335
Accumulated amortization	(3,361)	(2,271)
	24,484	4,064

The increase in debt arrangement fees and other deferred finance charges for the year ended December 31, 2013 relate to the financing costs in respect of the $1.125 billion financing facility entered by the Company in July 2013 to fund eight of the newbuildings.

Amortization of deferred charges for the years ended December 31, 2013, 2012 and 2011 was $2.0 million, $1.9 million and $1.5 million, respectively.

20.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Our restricted cash and short-term investment balances are as follows:

(in thousands of $)	2013	2012
Total restricted cash	26,543	1,551
Less: Amounts included in short-term restricted cash and short-term investments	23,432	1,551
Long-term restricted cash	3,111	—

As of December 31, 2013, our restricted cash relates to Performance and Delivery Bonds (the "Bonds") for our FSRU contracts in Kuwait and Jordan, respectively.

We issued the Bonds to the charterer to guarantee against our failure to meet our obligations as specified in the contract. The Bonds are usually valid for the duration of the contract or in the case of the Delivery Bond until the vessel is delivered.

The Bonds are currently all cash collateralized but we have the option to restructure these as non-cash backed although this may result in additional fees.

Restricted cash does not include minimum consolidated cash balances of $25.0 million (see note 26) required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in "Cash and cash equivalents".

21.	INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

(in thousands of $)	2013	2012
Golar Partners (see note 5)	267,352	352,861
GasLog	—	173
	267,352	353,034

The investment in Golar Partners represents its interest in the common units only, which includes an unrealized gain of $7.8 million as of December 31, 2013 (2012: $5.9 million). In December 2013, we sold part of our interest in the common units of Golar Partners for total proceeds of $99.2 million.

GasLog, which is listed on the New York Stock Exchange, is an owner, operator and manager of LNG carriers. We sold our interest in Gaslog in November 2013 for total proceeds of $0.3 million and resulting in a gain of $0.1 million.

Both the sale of part of our interest in the common units of Golar Partners and GasLog were sold at the fair value of these securities on the date of sale.

22.	COST METHOD INVESTMENTS

(in thousands of $)	2013	2012
Golar Partners	196,825	191,177
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347
	204,172	198,524

Our investment in Golar Partners was $196.8 million, which relates only to our interests in the general partner units and IDR interests which were measured initially at fair value on the deconsolidation date, December 13, 2012 (see note 5). We made further contributions of $5.6 million to Golar Partners in connection with Golar Partners 2013 equity offerings.

Dividends received for the year ended December 31, 2013 in relation to our investments in Golar Partners' general partner units and IDRs amounted to $6.0 million.

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of an FSRU terminal to be situated off the Livorno coast of Italy.  As at December 31, 2013, our investment in OLT-O was $7.3 million amounting to a 2.7% interest in OLT–O's issued share capital.

23.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2013	2012
Deferred tax asset (see note 11)	421	531
Mark-to-market interest rate swaps valuation (see note 32)	46,827	—
Other long-term assets	7,000	6,238
	54,248	6,769

Other long-term assets include unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification.  Of these parts $8.4 million have been used internally for both the retrofitting of the NR Satu and to a lesser extent the Golar Freeze in 2009.  Since acquisition, we have recognized total impairment charges of $4.5 million (see note 9).  As of December 31, 2013 and 2012, the carrying value of these parts was $2.5 million and $3.0 million, respectively.

24.	ACCRUED EXPENSES

(in thousands of $)	2013	2012
Vessel operating and drydocking expenses	6,890	8,248
Administrative expenses	6,105	8,070
Interest expense	9,792	3,094
Provision for taxes	—	1,001
	22,787	20,413

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

25.	OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Deferred drydocking, operating cost and charterhire revenue	7,724	8,040
Mark-to-market interest rate swaps valuation (see note 32)	11,401	26,472
Mark-to-market currency swaps valuation (see note 32)	729	94
Current portion of the deferred tax benefit arising on intra-group transfer of long-term assets (see note 27)	3,487	3,156
Other	571	244
	23,912	38,006

26.	DEBT

(in thousands of $)	2013	2012
Total long-term debt due to third parties	667,028	504,906
Total long-term debt due to related parties	50,000	—
Total long-term debt (including related parties)	717,028	504,906
Less: current portion of long-term debt due to third parties and related parties	(30,784)	(14,400)
Long-term debt (including related parties)	686,244	490,506

The outstanding debt as of December 31, 2013 is repayable as follows:

Year ending December 31,
(in thousands of $)
2014	30,784
2015	161,993
2016	25,763
2017	94,563
2018	284,395
2019 and thereafter	119,530
Total	717,028

Our debt is denominated in U.S. dollars and bears floating interest rates.  The weighted average interest rate for the years ended December 31, 2013 and 2012 was 3.45% and 3.97%, respectively.

As of December 31, 2013 and 2012, the margins we pay under our loan agreements (excluding our convertible bonds which do not have a margin) are over and above LIBOR at a fixed or floating rate range from to 0.70% to 3.0% and 0.70% to 0.95%, respectively.

At December 31, 2013 and 2012, our debt was as follows:

(in thousands of $)	2013	2012	Maturity date
World Shipholding revolving credit facility (a related party)	50,000	—	2015
Golar Maria facility	—	89,525	2014
Golar Arctic facility	91,250	96,250	2015
Golar Viking facility	86,400	90,800	2017
Convertible bonds	233,020	228,331	2017
$1.125 billion facility:
- Golar Seal facility	127,935	—	2018/2025*
- Golar Celsius facility	128,423	—	2018/2025*
	717,028	504,906

*The commercial loan facility matures in 2018 and the term loan tranches mature in 2025.

World Shipholding revolving credit facility (a related party)

In April 2011, we entered into an $80.0 million revolving credit facility with a company related to our major shareholder, World Shipholding. In January 2012, February 2012 and May 2012, the revolving credit facility was amended to $145.0 million, $250.0 million and $120.0 million, respectively without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. In May 2013, the margin on the facility was amended from 3.5% to 3.0%. As of December 31, 2013, we had $50.0 million of borrowings under this facility. The facility is unsecured and bears interest at LIBOR plus 3.0% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. The facility is available until September 2015, when all amounts must be repaid.

Golar Maria facility

In April 2006, we entered into a $120.0 million secured loan facility with a bank for the purpose of financing the Golar Maria.  The facility bears floating interest rate of LIBOR plus a margin of 0.95% and is repayable in quarterly installments and had an initial term of five years.  In March 2008, the facility was restructured to lower the margin and to extend the term of the facility to December 2014. In February 2013, in connection with the sale of our equity interest in the company that owns and operates the Golar Maria, Golar Partners assumed liability for this facility, the balance of which was $89.5 million on the transaction date (see note 6).

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing the purchase of the Golar Arctic, which we refer to as the Golar Arctic facility.  The facility bears interest at LIBOR plus a margin and is repayable in quarterly installments over a term of seven years with a final balloon payment of $86.3 million due in January 2015.

Golar Viking

In January 2005, we entered into a $120.0 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120.0 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which we then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that Investor Bank is required to pay fixed interest to us.  The interest payments to us by Investor Bank are contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Applying ASC 810 to this arrangement, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into our group.  At December 31, 2013, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between us and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin of 0.70%.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Convertible Bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. Accordingly, on inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55.0. We declared dividends of $1.35 and $1.60 for the years ended December 31, 2013 and 2012, respectively. The conversion price was adjusted from $52.29 to $50.28 effective on December 4, 2013.

We have a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 4,972,155 shares would be issued if the bonds were converted at the conversion price of $50.28 as at December 31, 2013.

The bond may be converted to our ordinary shares by the holders at any time starting on the forty-first business day of the issuance until the tenth business day prior to March 7, 2017.

$1.125 billion facility

In July 2013, we entered into a $1.125 billion facility to fund eight of our newbuildings. The facility bears interest at LIBOR plus a margin. The facility is divided into three tranches, with the following general terms:

Tranche	Amount	Proportion of facility	Term of loan from date of drawdown	Repayment terms
K-Sure	$449.0 million	40%	12 years	Six-monthly installments
KEXIM	$450.0 million	40%	12 years	Six-monthly installments
Commercial	$226.0 million	20%	5 years	Six-monthly installments, unpaid balance to be refinanced after 5 years

The K-Sure Tranche, is funded by a consortium of lenders of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment of $131.0 million depending on drawdown dates on certain vessels. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche.

The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel. Upon delivery of a newbuild, we have the ability to drawdown on the facility. On drawdown, the vessel will become secured against the facility.  We drew down a total of $256.3 million in connection with the delivery of the Golar Seal and the Golar Celsius in October 2013. Accordingly, as of December 31, 2013, the remaining balance available to drawdown is $868.7 million in respect of the remaining six newbuilds yet to be delivered. A commitment fee is chargeable on any undrawn portion of this facility.

Debt restrictions

Certain of our debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders.  In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions, we have covenanted to retain at least $25.0 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar Partners loan and lease agreements.

In April 2013, Golar Partners received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. As of December 31, 2013, Golar Partners was in compliance with all covenants.

27.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2013	2012
Deferred gain on sale of Golar Maria (see note 6)	16,660	—
Tax benefits on intra-group transfers of long-term assets	5,204	9,022
Pension obligations (see note 28)	35,645	40,097
Guarantees issued to Golar Partners (see note 5)	22,369	23,265
Other	4,388	131
	84,266	72,515

Tax benefits arising on intra-group transfers of long-term assets arose from transactions between controlled entities in respect of two vessels, the Gimi and Hilli that generated a permanent tax benefit for us. The tax benefits are being amortized through the tax line of the statement of operations over the remaining useful lives of the vessels (see note 11).

28.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme.  The pension cost for the period represents contributions payable by us to the scheme.  The charge to net income for the years ended December 31, 2013, 2012 and 2011 was $0.5 million, $0.8 million and $0.8 million, respectively.

In respect of our Norwegian employees of which there were 10 (2012: 10) as of December 31, 2013, we are required by Norwegian law to contribute into a multi-employer early retirement plan for the private sector.  Accordingly, we, as a participant in a multi-employer plan recognize as net pension cost the required contribution for the period and recognize as a liability any unpaid contributions required for the period.

The total contributions to our defined contribution scheme were as follows:

(in thousands of $)	2013	2012	2011
Employers' contributions	533	570	397

Defined benefit schemes
We have two defined benefit pension plans both of which are closed to new entrants but which still cover certain of our employees. Benefits are based on the employee's years of service and compensation.  Net periodic pension plan costs are determined using the Projected Unit Credit Cost method.  Our plans are funded by us in conformity with the funding requirements of the applicable government regulations.  Plan assets consist of both fixed income and equity funds managed by professional fund managers.

We use a measurement date of December 31 for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2013	2012	2011
Service cost	468	429	459
Interest cost	2,159	2,361	2,729
Expected return on plan assets	(918)	(920)	(1,168)
Recognized actuarial loss	1,415	1,273	985
Net periodic benefit cost	3,124	3,143	3,005

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2014 is $1.0 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2013	2012
Reconciliation of benefit obligation:
Benefit obligation at January 1	54,291	52,430
Service cost	468	429
Interest cost	2,159	2,361
Actuarial (gain) loss	(3,513)	3,890
Foreign currency exchange rate changes	164	509
Benefit payments	(3,005)	(5,328)
Benefit obligation at December 31	50,564	54,291

The accumulated benefit obligation at December 31, 2013 and 2012 was $48.9 million and $52.2 million, respectively.

(in thousands of $)	2013	2012
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	14,194	14,846
Actual return on plan assets	1,127	1,807
Employer contributions	2,426	2,434
Foreign currency exchange rate changes	177	435
Benefit payments	(3,005)	(5,328)
Fair value of plan assets at December 31	14,919	14,194

(in thousands of $)	2013	2012
Projected benefit obligation	(50,564)	(54,291)
Fair value of plan assets	14,919	14,194
Funded status (1)	(35,645)	(40,097)

Employer contributions and benefits paid under the pension plans include $2.4 million paid from employer assets for each of the years ended December 31, 2013 and 2012.

(1) Our plans are composed of two plans that are both underfunded as at December 31, 2013 and 2012.

The details of these plans are as follows:

	December 31, 2013			December 31, 2012
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(10,256)	(40,308)	(50,564)	(9,718)	(44,573)	(54,291)
Fair value of plan assets	9,622	5,297	14,919	8,486	5,708	14,194
Funded status at end of year	(634)	(35,011)	(35,645)	(1,232)	(38,865)	(40,097)

The fair value of our plan assets, by category, as of December 31, 2013 and 2012 were as follows:

(in thousands of $)	2013	2012
Equity securities	9,666	9,520
Debt securities	3,172	3,007
Cash	2,081	1,667
	14,919	14,194

Our plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy.

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2013	2012
Net actuarial loss	12,731	17,809

The actuarial loss recognized in the other comprehensive income is net of tax of $0.1 million, $0.3 million, and $0.4 million for the years ended December 31, 2013, 2012 and 2011.

The asset allocation for our Marine scheme at December 31, 2013 and 2012, and the target allocation for 2013, by asset category are as follows:

Marine scheme	Target allocation 2014 (%)	2013 (%)	2012 (%)
Equity	30-65	30-65	30-65
Bonds	10-50	10-50	10-50
Other	20-40	20-40	20-40
Total	100	100	100

The asset allocation for our UK scheme at December 31, 2013 and 2012, and the target allocation for 2014, by asset category are as follows:

UK scheme	Target allocation 2014 (%)	2013 (%)	2012 (%)
Equity	70.0	71.0	72.5
Bonds	30.0	29.0	22.5
Cash	—	—	5.0
Total	100	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2014, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	660	1,800

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2014	330	3,000
2015	330	3,000
2016	330	3,000
2017	330	3,000
2018	330	3,000
2019 - 2023	1,649	15,000

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2013	2012
Discount rate	4.80%	4.10%
Rate of compensation increase	2.71%	2.96%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2013	2012
Discount rate	4.10%	4.10%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.96%	2.52%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ending December 31, 2013 and 2012 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2013 and 2012.  For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

29.	EQUITY OFFERINGS/TRANSACTIONS WITH LISTED SUBSIDIARIES OR AFFILLIATES

Golar Partners

The following table summarizes the issuances of common units of Golar Partners:

				Public Offering
Date	Number of Common Units Issued[1]	Number of Common Units Issued to the Company	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Company's Ownership in Golar Partners after the Offering[3]
April 2011 (IPO)	13,800,000	9,327,254	$22.50	310,500	287,795	65.4%
July 2012	6,325,000	969,305	$30.95	188,485	187,138	57.5%
November 2012	4,300,000	1,524,590	$30.50	131,150	129,981	54.1%
January 2013	3,900,000	416,947	$29.74	115,986	115,224	50.9%
December 2013	5,100,000	—	$29.10	148,410	147,313	41.4%

1 Pertains to common units issued by Golar Partners to the public.
2 Gross and net proceeds from Golar Partners' public offering (excluding proceeds received from Golar's participation in the concurrent private placement).
3 Includes our general partner interest in Golar Partners.

The following table summarizes the sale of our vessel interests to Golar Partners since its IPO:

	2013	2012		2011
(in millions of $)	Golar Maria	Golar Grand	NR Satu	Golar Freeze
Sales price	127.9	176.8	388.0	231.3
Less: Net assets transferred	(45.6)	(43.1)	(255.7)	(65.5)
Excess of sales price over net assets transferred	82.3	133.7	132.3	165.8
Additions to Golar's stockholders' equity and noncontrolling interest	—	88.3	85.8	96.7

The transactions involving the Golar Grand, NR Satu and the Golar Freeze were deemed to be concluded between entities under common control, accordingly, no gain or loss was recognized by the Company.

As the Partnership is no longer considered to be our controlled entity, the transaction involving the sale of Golar Maria is not accounted for as a transfer of equity interest between entities under common control. Accordingly, we have recognized a gain on disposal of the Golar Maria (see note 6).

Golar Freeze

On October 19, 2011, we sold our 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt to Golar Partners. The purchase consideration was $330.0 million for the vessel and $9.0 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.3 million of which $222.3 million was financed by vendor financing provided by us.

NR Satu

On July 19, 2012, we sold our equity interests in certain subsidiaries which own and operate the NR Satu to Golar Partners. The purchase consideration was $385.0 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388.0 million of which $230.0 million was financed from the proceeds of the July 2012 equity offering and $155.0 million vendor financing provided by us.

Golar Grand

On November 8, 2012, we sold our equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265.0 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

Golar Maria

On February 7, 2013, we sold our equity interests in the company which owns and operates the LNG carrier Golar Maria. The purchase consideration was $215.0 million for the vessel, working capital adjustments of $5.5 million, the fair value of the interest rate swap liability of $3.1 million less the assumed bank debt of $89.5 million, resulting in total purchase consideration of $127.9 million which was financed from the proceeds of Golar Partners' January 2013 equity offering.

Golar LNG Energy Limited ("Golar Energy")

In August 2009, we completed a private placement offering of our subsidiary, Golar Energy for 59.8 million new common shares at a price of $2 per share, for net proceeds of $115.4 million.  As a result of the offering our ownership in Golar Energy was reduced to 68%.

In mid 2011, the Company in a series of piecemeal acquisitions acquired an additional 92.3 million shares, representing a 38.9% interest in Golar Energy, to bring its ownership interest to 100%.  Of the 92.3 million shares acquired, 70.3 million (76%), were exchanged for newly issued shares in Golar, where the seller received one share in Golar for every 6.06 Golar Energy shares held, thereby increasing the Company's share capital by $11.6 million and share premium by $340 million.  The new Golar shares were effectively issued for $30.30 per share.  The remaining Golar Energy shares were acquired at a price of approximately $5 per share.  As a result of these transactions, non-controlling interest of $129.4 million was eliminated and the difference between the non-controlling interest and consideration paid was recognized as a reduction in additional paid in capital of $336.2 million.  On July 4, 2011, Golar Energy was delisted from the Norwegian stock exchange, Oslo Axess.
In connection with the above transactions described above, in May 2011, the remaining outstanding 5.4 million options in Golar Energy were canceled and exchanged for options in Golar.

30.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange. We delisted from the Oslo Stock Exchange on August 30, 2012.

As at December 31, 2013 and 2012, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2013	2012
100,000,000 common shares of $1.00 each	100,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2013	2012
80,579,295 outstanding issued common shares of $1.00 each (2012: 80,503,364)	80,580	80,504

We issued 0.1 million and 0.3 million common shares upon the exercise of stock options in December 31, 2013 and 2012, respectively.  In addition, a further 11.6 million shares were issued in 2011 in relation to the acquisition of the non-controlling interest in Golar Energy.

Treasury shares

In November 2007, our board of directors approved the buyback of up to a maximum of 1.0 million shares in the Company. As at December 31, 2013, a further 0.3 million shares in the Company maybe repurchased. The holding of treasury shares was held in connection with our share options plans.

The number of treasury shares held by us is as follows:

(Number of shares in thousands)	2013	2012	2011
At January 1	—	—	150
Disposed of during the year	—	—	(150)
At December 31	—	—	—

Share options

Golar share options

In July 2001, our board of directors approved the grant of options to eligible employees to acquire an aggregate 2.0 million shares in the Company. In July 2001, we granted 0.4 million share options to certain directors and officers. The options vested in July 2002, and have a ten year term. As of December 31, 2013, these options have all been exercised.

In February 2002, our board of directors approved the Golar LNG Limited Share Option Scheme ("Golar Scheme"). The Golar Scheme permits the board of directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries.  Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five year terms and vest equally over a period of three to four years. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares or treasury shares in the Company may be used to satisfy exercised options.

In connection with the delisting of Golar Energy, previously granted options for 5.4 million shares in Golar Energy were cancelled in May 2011 and concurrently replaced with 0.9 million new options in Golar. There were no changes in the terms of the options except that the exchange of shares was equal to one Golar share for every 6.06 Golar Energy share. This was accounted for as a modification of previous awards of equity instruments.  However, we recorded no difference between the total incremental cost of the original and modified options as the fair value of the options modified was below the fair value of the original options granted.

As at December 31, 2013, 2012 and 2011, the number of options outstanding in respect of Golar shares was 0.5 million, 0.6 million and 0.8 million, respectively.

Golar Energy share options

In August 2009, the board of directors of our subsidiary, Golar Energy approved the Golar LNG Energy Share option Scheme ("Energy Scheme"). The terms of the Energy Scheme follow that of the Golar Scheme.

In June 2011, in connection with the delisting of Golar Energy, previously granted options for 5.4 million shares in Golar Energy were cancelled and concurrently replaced with new options in Golar (as discussed above).  Accordingly, as of December 31, 2013, 2012 and 2011, there were nil options outstanding under the Energy Scheme.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	2013	2012	2011
Risk free interest rate	2.0%	2.0%	1.8%
Expected volatility of common stock	56.9%	56.9%	53.2%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	2.6 years	2.6 years	2.6 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock.  We use the simplified method for making estimates as to the expected term of options, based on the vesting period of the award and represents the period of time that options granted are expected to be outstanding.  The dividend yield has been estimated at 0.0% as the exercise price of the options, granted in 2006 and later, are reduced by the value of dividends, declared and paid on a per share basis.

A summary of option activity (including Golar Energy options prior to cancellation in May 2011) as at December 31, 2013, 2012 and 2011, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2010	7,279	$2.96	2.0
Exercised during the year	(1,604)	$7.46
Forfeited during the year	(285)	$5.43
Options exchanged
- Golar Energy options exchanged and cancelled	(5,438)	$1.95
- Golar LNG options issued	897	$11.84
Options outstanding at December 31, 2011	849	$10.11	1.2
Exercised during the year	(267)	$1.54
Forfeited during the year	(1)	$8.54
Options outstanding at December 31, 2012	581	$7.86	0.8
Exercised during the year	(76)	$8.01
Forfeited during the year	(7)	$6.58
Options outstanding at December 31, 2013	498	$6.36	0.3

Options exercisable at:
December 31, 2013	409	$6.50	0.1
December 31, 2012	323	$8.46	0.3
December 31, 2011	299	$9.94	0.3

The exercise price of all options except for those issued in 2001, is reduced by the amount of the dividends declared and paid; the above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

The intrinsic value of share options exercised in the years ended December 31, 2013, 2012 and 2011 was $2.2 million, $6.3 million and $14.9 million, respectively.

As at December 31, 2013, the intrinsic value of share options that were both outstanding and exercisable was $14.9 million (2012: $16.8 million).

The total fair value of share options vested in the years ended December 31, 2013, 2012 and 2011 was $3.8 million, $4.8 million and $6.3 million, respectively.

Compensation cost of $0.5 million, $1.4 million and $2.0 million has been recognized in the Consolidated Statement of Operations for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, the total unrecognized compensation cost amounted to $0.2 million (2012: $0.6 million) relating to options outstanding is expected to be recognized over a weighted average period of 0.3 years.

31.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated Other Comprehensive Loss

As at December 31, 2013 and 2012, our accumulated other comprehensive loss balances consisted of the following components:

(in thousands of $)	2013	2012	2011
Unrealized net loss on qualifying cash flow hedging instruments	(1,822)	(6,832)	(19,462)
Unrealized gain on available-for-sale securities	7,796	5,911	—
Losses associated with pensions, net of tax recoveries of $0.2 million (2012: $0.3 million)	(12,731)	(17,809)	(15,486)
Accumulated other comprehensive loss	(6,757)	(18,730)	(34,948)

The components of accumulated other comprehensive income (loss) consisted of the following:

	Gain (losses) on available-for-sale securities	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates comprehensive income	Total Accumulated comprehensive Income (loss)
Balance at December 31, 2010	—	(12,347)	(20,964)	—	(33,311)
Other comprehensive (loss) income before reclassification	—	(3,139)	1,502	—	(1,637)
Net current-period other comprehensive (loss) income	—	(3,139)	1,502	—	(1,637)
Balance at December 31, 2011	—	(15,486)	(19,462)	—	(34,948)
Other comprehensive income (loss) before reclassification	5,911	(2,323)	3,641	—	7,229
Amount reclassified from accumulated other comprehensive income	—	—	8,989	—	8,989
Net current-period other comprehensive income (loss)	5,911	(2,323)	12,630	—	16,218
Balance at December 31, 2012	5,911	(17,809)	(6,832)	—	(18,730)
Other comprehensive income before reclassification	12,680	5,078	4,148	854	22,760
Amount reclassified from accumulated other comprehensive (loss) income	(10,795)	—	8	—	(10,787)
Net current-period other comprehensive income	1,885	5,078	4,156	854	11,973
Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)

The amounts reclassified from accumulated other comprehensive income (loss) for the years ended December 31, 2013 and 2012 consisted of the following:

Details of Accumulated other comprehensive income components	Amounts reclassified from accumulated other comprehensive income		Affected line item in the statement of operations
	2013	2012
Gains on available-for sale securities:
Available-for-sale securities (Golar Partners)	(10,710)	—	Other non-operating income
Available-for-sale securities (Gaslog)	(85)	—	Other non-operating income
	(10,795)	—
(Gains) losses on cash flow hedges:
Foreign currency swap	(718)	—	Other financial items
Interest rate swap	(1,644)	—	Other financial items
Interest rate swap	2,370	—	Gain on sale of Golar Maria
Interest rate swap	—	3,925	Gain on loss of control
Cross-currency swap	—	5,064	Gain on loss of control
	8	8,989
Total reclassifications for the period	(10,787)	8,989

There are no amounts reclassified from the accumulated other comprehensive income to our statement of operations for the year ended December 31, 2011.

32.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  We have entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure.  We do not hold or issue instruments for speculative or trading purposes.  The counterparties to such contracts are major banking and financial institutions.  Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any of our counterparties.

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2013, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

During the years ended December 31, 2013, 2012 and 2011 we recognized a net gain of $ 0.5 million, and net losses of $0.5 million and $0.6 million, respectively, in earnings relating to the ineffective portion of our interest rate swap agreements designated as hedges.

As of December 31, 2013, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	128,021	2015	3.57% to 4.52%

As of December 31, 2012, our interest rate swaps had a total notional amount of $180.1 million with maturity dates between 2014 and 2015 and fixed interest rates ranging from 3.57% to 4.52%.

As of December 31, 2013, the notional principal amount of the debt outstanding subject to such swap agreements was $128.0 million (2012: $180.1 million).

The effect of cash flow hedging relationships relating to swap agreements on the consolidated statements of operations is as follows:

(in thousands of $)	Effective portion (Loss)/gain reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments location	2013	2012	2011	2013	2012	2011
Interest rate swaps Other financial items, net	(1,644)	—	—	542	(535)	(632)
Interest rate swaps Gain on sale of Maria, net	2,370	—	—	—	—	—

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in equity is as follows:

(in thousands of $)	Amount of gain recognized in other comprehensive income on derivative (effective portion)
Derivatives designated as hedging instruments	2013	2012	2011
Interest rate swaps	4,147	1,547	1,024

As of December 31, 2013, our accumulated other comprehensive loss included $2.7 million of unrealized losses on interest rate swap agreements designated as cash flow hedges and $0.9 million of unrealized gain being our share of Golar Partners other comprehensive income on swap agreements designated as cash flow hedges.

As of December 31, 2013, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars.  The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.  However, we incur expenditure in other currencies.  There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

In October 2012, Golar Partners issued NOK denominated senior unsecured bonds in which we also participated. In order to hedge our exposure, we entered into a currency swap that converted our NOK bonds to USD in a fixed rate. The swap hedged the full amount of the NOK bonds. In November 2013, we sold our participation in Golar Partner's high yield bonds, accordingly, the currency swap was also terminated in January 2014.

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

	Fair value	2013	2013	2012	2012
(in thousands of $)	Hierarchy(1)	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	125,347	125,347	424,714	424,714
Restricted cash and short-term investments	Level 1	26,543	26,543	1,551	1,551
Investment in available-for-sale securities	Level 1	267,352	267,352	353,034	353,034
Cost method investments	Level 3	204,172	218,647	198,524	200,747
Amounts due from Golar Partners	Level 1	—	—	34,953	36,109
Long-term debt – convertible bond (1)	Level 1	233,020	254,063	228,331	251,250
Long-term debt – floating (1)	Level 1	434,008	434,008	276,575	276,575
Long-term debt - due to related party (1)	Level 1	50,000	50,000	—	—
Derivatives:
Interest rate swaps asset (2) (3)	Level 2	46,827	46,827	—	—
Interest rate swaps liability (2)	Level 2	11,401	11,401	26,472	26,472
Foreign currency swaps liability	Level 2	729	729	94	94
(1) Our debt obligations are recorded at amortized cost in the consolidated balance sheet.
(2) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.
(3) The fair value/carrying value of interest rate swap agreements that qualify and are designated as a cash flow hedge as at December 31, 2013 and 2012, was $5.3 million (with a notional value of $128.0 million) and $12.9 million (with a notional value of $180.1 million), respectively. The expected maturity of these interest rate agreements is from January 2015 to April 2015.

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

The carrying amount of the investment in available-for-sale ("AFS") securities reported in the balance sheet represents unrealized gains and losses on these securities, which are recognized directly in equity unless a gain is realized upon sale of these units or an unrealized loss is considered "other than temporary" in which case it is transferred to the statement of operations. The basis of valuation of the investment in AFS securities is at market value.

The carrying value of cost method investments refers to our holdings in Golar Partners (representing the general partner units and IDRs which were measured at fair value as of the deconsolidation date December 13, 2012 (see note 5)) and OLT‑O. As at December 31, 2013, we did not identify any events or changes in circumstances that would indicate the carrying values of our investments in Golar Partners and OLT-O were not recoverable.  The fair value of our general partner units was based on the share price of the publicly traded common units of Golar Partners adjusted for restrictions over the transferability and reduction in voting rights. While the fair value of the IDRs was determined using a Monte Carlo simulation method. Refer to note 5 for further details.

For our investment in OLT-O, as we have no established method of determining the fair value of this investment, we did not estimate the fair value of this investment as at December 31, 2013.

The amounts due from Golar Partners refers to our participation in the high yield bonds issued by Golar Partners in October 2012. As of December 31, 2012, we estimated the fair value of our participation in the high yield bond on its quoted price. In November 2013, we sold our participation.

The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

The estimated fair values for both the floating long-term debt and long-term debt to a related party are considered to be equal to the carrying values since they bear variable interest rates, which are reset on a quarterly or six-monthly basis.

The estimated fair value of the financial guarantees is considered to be equal to the carrying amount. The financial guarantees were fair valued as of the deconsolidation date, December 13, 2012 (see note 5). We did not identify any material changes in the fair value of the financial guarantees as at December 31, 2013.

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The mark-to-market gain or loss of our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes is reported in the statement of operations caption "other financial items, net" (see note 10).

The fair value measurement of a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements. It is our policy to enter into master netting agreements with counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of the amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us.

The following table summarizes the fair value of derivative instruments on a gross basis recorded in our consolidated balance sheets as of December 31, 2013 and 2012:

	Balance sheet classification	2013	2012
(in thousands of $)
Asset Derivatives
Interest rate swaps not designated as hedges	Other non-current assets	46,827	—

Liability Derivatives
Interest rate swaps designated as hedges	Other current liabilities	6,072	12,950
Interest rate swaps not designated as hedges	Other current liabilities	5,329	13,522
Foreign currency swap not designated as hedge	Other current liabilities	729	94
Total liability derivatives		12,130	26,566

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2013 and 2012 would be adjusted as detailed in the following table:

	2013			2012
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	46,827	(4,327)	42,500	—	—	—
Total liability derivatives	12,130	(4,327)	7,803	26,566	—	26,566

Assets measured at Fair Value on a Non-recurring Basis

We recorded an impairment loss of $0.5 million, $0.5 million and $0.5 million in 2013, 2012 and 2011, respectively. The impairment loss refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification. As at December 31, 2013, these parts were measured at an estimated fair value of $2.5 million, which was determined using level two inputs being the carrying cost of these parts less the impairment loss, which was calculated based on the estimated market value of these parts.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA and Citi Bank.  However, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary.  As of December 31, 2013, our ownership interest was 41.4% and the aggregate value of the investments recorded in our balance sheet as of December 31, 2013 was $809.0 million being the aggregate of our ownership interest (common, subordinated and general partner interests) plus IDRs. Accordingly, the value of our investment and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2013 had a fleet of eight vessels as managed by us operating under medium to long-term charters with a concentrated number of charterers; BG Group, Petrobras, Pertamina, DUSUP, Nusantara Regas and Eni.

There is a concentration of supplier risk with respect to our remaining eleven newbuilds (two having been delivered in October 2013) of which nine are currently under construction by Samsung Heavy Industries Co Ltd ("Samsung") and two currently under construction by Hyundai Samho Heavy Industries Co., Ltd ("Hyundai") as at December 31, 2013.  However, we believe this risk is remote as Samsung and Hyundai are global leaders in the shipbuilding sector.  As is typical with newbuilding contracts, we have entered into refund guarantee agreements with several banks.

33.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues: Prior to the deconsolidation of Golar Partners, the following revenues presented below were largely eliminated upon consolidation of Golar Partners for the periods through to December 13, 2012:

(in thousands of $)	2013	2012		2011
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees income (i)	2,569	2,876	*	1,576
Ship management fees income (ii)	6,701	4,222	*	4,146
Interest income on vendor financing loan - Golar Freeze (iii)	—	11,921		3,085
Interest income on vendor financing loan - NR Satu (iv)	—	4,737	*	—
Interest income on high-yield bonds (v)	1,972	575	*	—
Interest income on Golar Energy loan (vi)	—	829		—
Total	11,242	25,160		8,807

*The net effect to our consolidated statement of operations for the year ended December 31, 2012 was an aggregate income of $1.5 million.

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2013 and 2012 consisted of the following:

(in thousands of $)	2013	2012
Trading balances due to Golar and affiliates (vii)	5,989	2,031
Methane Princess Lease security deposit movements (viii)	(4,257)	—
High-yield bonds (v)	—	34,953
	1,732	36,984

(i) Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of ours, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

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

(iii) Vendor financing loan - Golar Freeze - In October 2011, in connection with the sale of the Golar Freeze, we entered into a financing loan agreement with Golar Partners for an amount of $222.3 million. The facility was unsecured and bore interest at a fixed rate of 6.75% per annum payable quarterly. The loan was non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012.

(iv) Vendor financing loan - NR Satu - In July 2012, in connection with the sale of the NR Satu, we entered into a financing loan agreement with Golar Partners for an amount of $175.0 million. Of this amount, $155.0 million was drawn down in July 2012. A further $20.0 million was available for drawdown until July 2015. The facility was unsecured and bore interest at a fixed rate of 6.75% per annum payable quarterly. The loan was non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012.

(v) High-yield bonds - In October 2012, Golar Partners completed the issuance of NOK1,300.0 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227.0 million. Of this amount, approximately $35.0 million, was issued to us. We sold our participation on the high yield bond in November 2013.

(vi) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25.0 million on its loan agreement entered into in December 2011 with Golar Energy. The loan was unsecured, repayable on demand and bore interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by Golar Partners, including Golar Singapore, were extinguished.

(vii) Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

(viii) Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement (see below). Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions:

a) $20 million revolving credit facility: On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar Partners. In May 2013, Golar Partners drew down $20 million from the facility which it subsequently repaid in December 2013. As of December 31, 2013, Golar Partners has $20.0 million available under this facility to draw down. This facility matures in 2015 and is unsecured and interest-free.

b) Dividends to non-controlling interests:

(in thousands of $)	2013	2012	2011
Faraway Maritime Shipping Company	—	1,800	2,400
Golar Partners	—	30,282	10,132
	—	32,082	12,532

Faraway Maritime Shipping Company owns the vessel, the Golar Mazo.  Golar Partners held a 60% equity interest in the company, with the remaining 40% interest held by CPC Corporation, Taiwan.

In April 2011, following the IPO of our former subsidiary, Golar Partners, our ownership interest fell to 65.4%. Our interest was further diluted as a result of follow-on equity offerings in 2012 and 2013, such that, our ownership interest as of December 31, 2013 stands at 41.4%. Since December 13, 2012, Golar Partners has been considered an affiliate entity and not as our controlled subsidiary.

Since its IPO in April 2011, Golar Partners has declared and paid quarterly distributions totalling $63.7 million, $47.3 million and $19.1 million to us for each of the years ended December 31, 2013, 2012 and 2011, respectively.

c) Disposals to Golar Partners: Since Golar Partners' IPO in April 2011, we have disposed of equity interests in certain subsidiaries which own or lease and operate the Golar Freeze, the NR Satu and the Golar Grand to Golar Partners. These transactions were deemed to be concluded between entities under common control and, thus the gain on disposal was recorded as an equity transaction (see note 29). In February 2013, we disposed of our interest in the subsidiary which owns and operates the Golar Maria. Since the Partnership is no longer considered to be our controlled entity, this transaction was not accounted for as a transfer of equity interests under common control. Accordingly, we recognized a gain on disposal of Golar Maria (see note 6).

In December 2013, we entered into an agreement to sell our interest in the company that owns and operates the Golar Igloo for the price of $310.0 million subject to certain closing conditions. The sale was completed in March 2014 (see note 36).

d) Golar Grand option: In connection with the disposal of the Golar Grand in November 2012, we entered into an Option Agreement with Golar Partners. Under the Option Agreement, in the event BG does not extend their charter for the vessel for an additional three years, Golar Partners has an option to require us to charter-in the Golar Grand under a time charter expiring in October 2017.

e) Payment under Omnibus Agreement: During the year, Golar Partners incurred expenses of $3.3 million which was indemnified by the Company as part of the Omnibus Agreement. This was recognized in our statement of operations as "other non-operating expense".

Indemnifications and guarantees:

f) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is unknown as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2013, we recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners (see note 5) representing the fair value at deconsolidation (2012: $11.5 million).

g) Environmental and other indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that we contributed or sold to Golar Partners to the extent they arose prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5.0 million.

In addition, pursuant to the Omnibus Agreement, we agreed to indemnify Golar Partners for any defects in title to the assets contributed or sold to Golar Partners and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct Golar Partner's business, which liabilities arise within three years after the closing of its IPO on April 13, 2011.

h) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo.

The maximum potential exposure in respect of the performance guarantees issued by the Company is unknown as these matters cannot be absolutely determined.  The likelihood of triggering the performance guarantees is remote based on the past performance of both our combined fleet.

i) Debt guarantee: The debt guarantees were issued by us to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries.  The liability is being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items".

As of December 31, 2013, we guaranteed $533.5 million of Golar Partners' long-term debt and capital lease obligations, net of restricted cash.  All of the facilities and lease obligations guaranteed by Golar are secured on specific vessels.  As of December 31, 2013, these vessels have higher market values than the carrying amounts of the facilities and capital lease obligation to which the vessels are secured against.

j) Legal claim: Refer to discussion in note 35 - NR Satu related claim.

Omnibus Agreement

In connection with the IPO of Golar Partners, we entered into an Omnibus Agreement with Golar Partners governing, among other things, when we and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, we agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years, that it may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the Omnibus Agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from us.

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

(in thousands of $)	2013	2012	2011
Frontline Ltd. and subsidiaries ("Frontline") (i)	49	(325)	(972)
Seatankers Management Company Limited ("Seatankers") (i)	(45)	31	(64)
Ship Finance AS ("Ship Finance") (i)	207	4	190
Bluewater Gandria (ii)	—	—	125
Golar Wilhelmsen (iii)	(4,899)	(3,169)	(2,816)
World Shipholding (iv)	(976)	(2,961)	(2,302)

(Payables to) receivables from related parties (excluding Golar Partners):

(in thousands of $)	2013	2012
World Shipholding
- Loan (iv)	(50,000)	—
Frontline	(60)	(143)
Seatankers	91	(12)
Ship Finance	2	2
Seadrill Limited ("Seadrill")	(74)	—
	(50,041)	(153)

i. We transact business with the following parties, being companies in which World Shipholding and companies associated with World Shipholding have a significant interest: Frontline, Ship Finance, Seatankers and Seadrill. Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears.

ii. Bluewater Gandria - In January 2012, we acquired the remaining 50% in our joint venture, Bluewater Gandria, which owns the vessel, the Gandria, for a total consideration of $19.5 million. As a result of this transaction, Bluewater Gandria is now our wholly-owned subsidiary. Refer to note 7 for further details of the acquisition. The charges to Bluewater for the year ended December 31, 2011 related to agency fees.

iii. As of December 31, 2013, we held a 60% ownership interest in Golar Wilhelmsen, which we account for using the equity method (see note 14).  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

iv. World Shipholding revolving credit facility - In April 2011, we entered into an $80.0 million revolving credit facility with a company related to our major shareholder, World Shipholding. In January, February and May of 2012, the revolving credit facility was amended to $145.0 million, $250.0 million and $120.0 million, respectively, without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. In May 2013, the margin on the facility was amended from 3.5% to 3.0%. As of December 31, 2013, we had $50.0 million of borrowings under this facility. The facility is unsecured and bears interest at LIBOR plus 3.0% together with a commitment fee of 0.75% on any undrawn portion of the credit facility.

For each of the years ended December 31, 2013, 2012 and 2011, included within net expenses due to World Shipholding, include loan interest and commitment fees of $1.0 million, $0.8 million, and $1.9 million respectively.

34.	CAPITAL COMMITMENTS

Newbuilding Contracts

Between 2011 and 2012, we entered into newbuilding contracts for the construction of ten LNG carriers and three FSRUs for a total cost of approximately $2.7 billion. As of December 31, 2013, following the delivery of two LNG carriers in 2013, eleven vessels remain to be delivered. All but one are scheduled to be delivered in 2014, with the final delivery timed for 2015 subject to the outcome of negotiations with Samsung to delay delivery of certain vessels. As of December 31, 2013, $1.6 billion remains to be paid in respect of these vessels.

As at December 31, 2013, the estimated timing of the installment payments for these newbuildings are due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2014	1,495,385
Payable within 12 months to December 31, 2015	152,220
1,647,605

35.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2013	December 31, 2012
Book value of vessels secured against long-term loans and capital leases	700,726	432,867

Other Contractual Commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld. Both are mutual protection and indemnity associations.  As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association.  A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. In the event of any adverse tax changes or a successful challenge by the U.K. Revenue authorities with regard to the initial tax basis of the transactions, or in relation to the lease restructuring and subsequent terminations we have entered into in 2010 or in the event of an early termination of our remaining leases, we may be required to make additional payments to the U.K. vessel lessors or the U.K. revenue authorities which could adversely affect our earnings and financial position.  We would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or accrued over time, together with fees that were incurred in respect of our lease financing transactions including the restructuring and subsequent termination transactions or post additional security or make additional payments to the U.K. vessel lessors.  Six U.K. tax leases we entered into during 2003 were structured so that a cash benefit was received up front (in total a gross amount before deduction of fees of approximately £41 million British pounds).   Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore the capital lease obligation relating to this remaining U.K. tax lease is not consolidated into our balance sheet as of December 31, 2013.

Under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring and terminations in 2010, we have agreed to indemnify Golar Partners.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

NR Satu related claim

PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar Partners and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and both we and Golar Partners are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We both continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. An estimate of the compromise settlement amount is between $2 million and $4.8 million. Golar Partners considers it probable that any loss suffered will be recoverable from its subcontractor who is also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by us, we have also agreed to indemnify Golar Partners against any non-recoverable losses.

Golar Viking related claim

In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from the us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against Golar claiming damages of $20.9 million for breach of contract, including that of early termination of the charter.  We believe that we have strong arguments to defend ourself against any such claims,  accordingly, as of December 31, 2013, have not recorded any provision. Given the proceedings have only commenced and with the arbitration hearing timed for late 2014, it is possible that the outcome of the arbitration proceedings may result in a loss of anything up to a maximum of $20.9 million.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC ("LNGP"). The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate. In September 2013, LNGP filed for bankruptcy. We have also since commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. Of the $12.0 million short-term loan, $2.5 million has been repaid to date. We believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of December 31, 2013, has not recorded any provision against the outstanding loan receivable.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2013, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

36.	SUBSEQUENT EVENTS

In February 2014, we declared a dividend of $0.45 per share in respect of the quarter ended December 31, 2013 and paid in March 2014. In addition, Golar Partners made a final cash distribution of $0.52 per unit in February 2014 in respect of the quarter ended December 31, 2013, of which we received $14.7 million of dividend income in relation to our common, subordinated and general partner units and IDRs held at the record date.

In February 2014, we executed a four ship sale and leaseback transaction with ICBL Finance Leasing Co. Ltd ("ICBCL"). The financing structure will fund 90% of the shipyard purchase price of each newbuilding.

In February 2014, we took delivery of the FSRU, the Golar Igloo. On March 28, 2014, we completed our sale of our equity interest in the company that owns and operates the Golar Igloo to Golar Partners for the price of $310.0 million for the vessel (including charter) less the assumed $161.3 million of bank debt, the fair value of the interest rate swap asset of $3.3 million plus other purchase price adjustments and paid us the remaining balance in cash using the proceeds of our equity offering in December 2013.

GOLAR LNG PARTNERS

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	A-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2013, 2012 and 2011	A-3
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011	A-4
Consolidated and Combined Carve-Out Balance Sheets as of December 31, 2013and 2012	A-5
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	A-6
Consolidated and Combined Carve-Out Statements of Changes in Partners' Capital/Owners' and Dropdown Predecessor Equity for the years ended December 31, 2013, 2012 and 2011	A-7
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	A-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the accompanying consolidated and combined carve-out balance sheets and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in partners' capital/owners' and dropdown predecessor equity and cash flows present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries (the “Partnership”) at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2014

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands of $, except per unit amounts)

	Notes	2013	2012	2011
Operating revenues
Time charter revenues		329,190	286,630	225,452
Total operating revenues		329,190	286,630	225,452
Operating expenses
Vessel operating expenses (1)		52,390	45,474	39,212
Voyage and commission expenses		5,239	4,471	785
Administrative expenses (2)		5,194	7,269	8,235
Depreciation and amortization		66,336	51,167	45,316
Total operating expenses		129,159	108,381	93,548
Operating income		200,031	178,249	131,904
Financial income (expense)
Interest income		1,097	1,797	1,640
Interest expense		(43,195)	(38,090)	(19,581)
Other financial items, net	7	(1,661)	(5,389)	(18,521)
Net financial expenses		(43,759)	(41,682)	(36,462)
Income before income taxes		156,272	136,567	95,442
Income taxes	8	(5,453)	(9,426)	(45)
Net income		150,819	127,141	95,397
Net income attributable to non-controlling interest		(9,523)	(10,723)	(9,863)
Net income attributable to Golar LNG Partners LP Owners		141,296	116,418	85,534
Earnings per unit:	27
Common unit (basic and diluted)		2.31	2.08	1.89
Cash distributions declared and paid per unit in the period (see note 27)		2.05	1.78	0.73

(1)	This includes related party ship management fee recharges of $6.7 million, $4.2 million and $4.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. See note 24.

(2)	This includes related party management and administrative fee recharges of $2.6 million, $2.9 million and $1.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. See note 24.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(in thousands of $)

	2013	2012	2011
Net income	150,819	127,141	95,397
Unrealized net gain (loss) on qualifying cash flow hedging instruments:
Other comprehensive income (loss) before reclassification (1)	7,370	(3,950)	934
Amounts reclassified from accumulated other comprehensive (loss) income to statement of operations (2)	(775)	—	—
Net other comprehensive income (loss)	6,595	(3,950)	934
Comprehensive income	157,414	123,191	96,331
Comprehensive income attributable to:
Partners’, Owners’ and Dropdown Predecessor Equity	147,891	112,468	86,468
Non-controlling interest	9,523	10,723	9,863
	157,414	123,191	96,331

(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income (loss) to 'Other financial items, net' on the consolidated and combined carve-out statements of operations relate to gains on cash flow hedges in respect of interest rate swaps.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND 2012
 (in thousands of $)

	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents		103,100	66,327
Restricted cash and short-term investments	16	24,451	30,900
Trade accounts receivable	11	717	—
Other receivables, prepaid expenses and accrued income	12	7,026	4,336
Amounts due from related parties	24	—	3,883
Inventories		1,085	1,924
Total current assets		136,379	107,370
Long-term assets
Restricted cash	16	145,725	190,523
Vessels and equipment, net	13	1,281,591	707,147
Vessels under capital leases, net	14	127,693	485,632
Deferred charges	15	14,270	15,023
Other non-current assets	17	15,561	5,279
Total assets		1,721,219	1,510,974
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	20	156,363	64,822
Current portion of obligations under capital leases	21	—	5,837
Trade accounts payable		1,587	3,407
Accrued expenses	18	20,088	26,530
Amounts due to related parties	24	5,989	4,429
Other current liabilities	19	57,045	64,692
Total current liabilities		241,072	169,717
Long-term liabilities
Long-term debt	20	733,108	639,697
Long-term debt due to related parties	24	—	34,953
Obligations under capital leases	21	159,008	406,534
Other long-term liabilities	22	17,904	18,529
Total liabilities		1,151,092	1,269,430
Commitments and contingencies (See Note 25)
Equity
Partners’ capital:
Common unitholders: 45,663,096 units issued and outstanding at December 31, 2013 (2012: 36,246,149)		475,610	169,515
Subordinated unitholders: 15,949,831 units issued and outstanding at December 31, 2013 and 2012		6,900	3,713
General partner interest: 1,257,408 units issued and outstanding at December 31, 2013 (2012: 1,065,225)		19,234	5,447
Total partners’ capital		501,744	178,675
Accumulated other comprehensive loss		(2,394)	(8,989)
		499,350	169,686
Non-controlling interest		70,777	71,858
Total equity		570,127	241,544
Total liabilities and equity		1,721,219	1,510,974

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
 (in thousands of $)

	Notes	2013	2012	2011
Operating activities
Net income		150,819	127,141	95,397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		66,336	51,167	45,316
Amortization of deferred tax benefit on intragroup transfers		—	(912)	(2,363)
Amortization of deferred charges		5,828	1,123	931
Unrealized foreign exchange (gains) losses		(7,435)	13,893	1,040
Drydocking expenditure		(50,979)	(8,288)	(10,543)
Interest element included in obligations under capital leases		233	401	897
Change in assets and liabilities, net of effects from purchase of Golar Maria:
Trade accounts receivable		(717)	173	1,698
Inventories		971	(849)	1,440
Prepaid expenses, accrued income and other assets		(9,747)	(6,948)	295
Amounts due from/to related parties		1,581	3,781	16,240
Trade accounts payable		(1,820)	2,617	(1,281)
Accrued expenses		(6,632)	14,015	1,134
Other current liabilities		241	(7,971)	6,771
Net cash provided by operating activities		148,679	189,343	156,972
Investing activities
Additions to vessels and equipment		(18,152)	(72,286)	(100,259)
Acquisition of Golar Maria, net of cash acquired (1)	10	(119,927)	—	—
Restricted cash and short-term investments		54,027	(6,512)	(2,622)
Net cash used in investing activities		(84,052)	(78,798)	(102,881)
Financing activities
Proceeds from issuance of equity, net of issue costs	26	280,586	401,851	—
Proceeds from short-term debt due to related parties		20,000	—	—
Proceeds from long-term debt	20	230,000	537,194	222,310
Repayment of short-term debt due to related parties		(20,000)	—	—
Repayments of long-term debt		(149,822)	(427,217)	(58,832)
Repayments of obligations under capital lease		(2,365)	(6,287)	(6,151)
Payments in connection with the lease terminations	21	(250,980)	—	—
Financing arrangement fees and other costs		(4,794)	(8,400)	(854)
Dividends paid to noncontrolling interests		(10,604)	(1,799)	(2,399)
Cash distributions paid		(119,875)	(77,588)	(29,276)
Distribution to Golar LNG Limited ("Golar") for acquisition of the Golar Freeze	24(k)	—	—	(231,579)
Dropdown Predecessor dividends		—	—	(24,336)
Distribution to Golar for acquisition of the NR Satu	24(k)	—	(387,993)	—
Distribution to Golar for acquisition of the Golar Grand	24(k)	—	(176,769)	—
Contributions from owner’s funding		—	53,572	72,686
Net cash used in financing activities		(27,854)	(93,436)	(58,431)
Net increase (decrease) in cash and cash equivalents		36,773	17.109	(4,340)
Cash and cash equivalents at beginning of period		66,327	49,218	53,558
Cash and cash equivalents at end of period		103,100	66,327	49,218
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		44,651	40.858	20,415
Income taxes paid		5,575	1,444	1,685

(1)  In addition to the cash consideration paid for the acquisition of the Golar Maria, there were non-cash considerations including assumption of bank debt of $89.5 million (see note 10).
The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS' CAPITAL /OWNERS' AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
(in thousands of $)

	Dropdown Predecessor Equity	Owner's Invested Equity	Partners’ Capital			Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner's Equity
			Common Units	Subordinated Units	General Partner
Combined balance at December 31, 2010	164,882	156,588	—	—	—	—	321,470	55,470	376,940
Combined carve-out net income (Jan 1, 2011 — April 12, 2011)	—	20,741	—	—	—	—	20,741	2,709	23,450
Combined carve-out other comprehensive income	—	984	—	—	—	—	984	—	984
Movement in invested equity (Jan 1, 2011 — April 12, 2011)	—	(13,999)	—	—	—	—	(13,999)	—	(13,999)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)
Combined balance at April 12, 2011	164,882	164,314	—	—	—	—	329,196	57,179	386,375
Dropdown predecessor dividends	(24,336)	—	—	—	—	—	(24,336)	—	(24,336)
Net income (1)	21,937	—	29,029	12,079	1,748	—	64,793	7,154	71,947
Other comprehensive (loss) income	(378)	—	—	—	—	328	(50)	—	(50)
Elimination of equity	24,810	14,856	—	—	—	—	39,666	—	39,666
Allocation of Partnership capital to unit holders — April 12, 2011	—	(179,170)	180,475	—	3,683	(4,988)	—	—	—
Net change in Parent’s equity in Dropdown Predecessor	86,685	—	—	—	—	—	86,685	—	86,685
Cash distributions	—	—	(16,980)	(11,710)	(586)	—	(29,276)	—	(29,276)
Non-controlling interest dividend	—	—	—	—	—	—	—	(1,399)	(1,399)
Purchase of Golar Freeze from Golar (note 24(k))	(231,330)	—	(249)	—	—	—	(231,579)	—	(231,579)
Allocation of Dropdown Predecessor equity (note 24(k))	165,799	—	(162,112)	—	(3,308)	(379)	—	—	—
Combined balance at December 31, 2011	208,069	—	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income (2)	28,015	—	53,998	31,655	2,750	—	116,418	10,723	127,141
Movement in invested equity	53,572	—	—	—	—	—	53,572	—	53,572
Non-controlling interest dividends	—	—	—	—	—	—	—	(1,799)	(1,799)
Other comprehensive loss	—	—	—	—	—	(3,950)	(3,950)	—	(3,950)
Cash distributions	—	—	(47,725)	(28,311)	(1,552)	—	(77,588)	—	(77,588)
Net proceeds from issuance of common units	—	—	393,814	—	8,037	—	401,851	—	401,851
Elimination of equity not transferred to the Partnership	9,046	—	—	—	—	—	9,046	—	9,046
Purchase of NR Satu from Golar (note 24(k))	(387,993)	—	—	—	—	—	(387,993)	—	(387,993)
Allocation of Dropdown Predecessor equity - NR Satu (note 24(k))	132,321	—	(129,671)	—	(2,650)	—	—	—	—
Purchase of Golar Grand from Golar (note 24(k))	(176,769)	—	—	—	—	—	(176,769)	—	(176,769)
Allocation of Dropdown Predecessor equity - Golar Grand (note 24(k))	133,739	—	(131,064)	—	(2,675)	—	—	—	—
Consolidated balance at December 31, 2012	—	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	—	—	91,576	35,924	13,796	—	141,296	9,523	150,819
Cash distributions (3)	—	—	(81,096)	(32,737)	(6,042)	—	(119,875)	—	(119,875)
Non-controlling interest dividends	—	—	—	—	—	—	—	(10,604)	(10,604)
Other comprehensive income	—	—	—	—	—	6,595	6,595	—	6,595
Net proceeds from issuance of common units	—	—	274,974	—	5,612	—	280,586	—	280,586
Contribution to equity (4)	—	—	20,641	—	421	—	21,062	—	21,062
Consolidated balance at December 31, 2013	—	—	475,610	6,900	19,234	(2,394)	499,350	70,777	570,127

(1)	The post acquisition net income (from October 19, 2011 to December 31, 2011) relating to the Golar Freeze in 2011 included within net income was $4.8 million.

(2)
The post acquisition net income in 2012 relating to the NR Satu (from July 19, 2012 to December 31, 2012) and the Golar Grand (from November 8, 2012 to December 31, 2012) included within net income amounted to $11.5 million and $4.8 million, respectively.

(3)	This includes cash distributions to IDR holders for the year ended December 31, 2013 and 2012 of $3.7 million and $nil, respectively.

(4)
In June 2013, the Golar Winter and the Golar Grand were refinanced. We made a cash payment of $251.0 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels. The transaction to acquire the legal title of the vessels was between controlled entities, thus, the vessels continue to be recorded at their historical book values and the difference between the cash payment made and the carrying value of the vessels is an equity contribution. The contribution recognised was $21.1 million.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

NOTES TO THE AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Partners LP (the "Partnership," "we," "our," or "us") was formed as an indirect wholly-owned subsidiary of Golar LNG Limited ("Golar") in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to us interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas ("LNG") carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit ("FSRU"), the Golar Spirit.  During April 2011, Golar contributed to us the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, we completed our initial public offering ("IPO").  In connection with the IPO, (i) we issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in us; (ii) we issued to Golar GP LLC, a wholly-owned subsidiary of Golar and our general partner (the "General Partner"), a 2% general partner interest in us and 81% of our incentive distribution rights ("IDRs"); (iii) we issued to Golar LNG Energy Limited, a subsidiary of Golar ("Golar Energy"), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess and the Golar Spirit in November 2008, and the Golar Winter in April 2011 from Golar to us were deemed to be a reorganization of entities under common control. As a result, we recorded these transactions at Golar’s historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter ("Initial Fleet"), are collectively referred to as the "Combined Entity".

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu ("NR Satu"), respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions are also deemed to be a reorganization of entities under common control. As a result, our financial statements prior to the date the vessels were acquired were retroactively adjusted to include these vessels (herein collectively referred to as the "Dropdown Predecessor") during the periods they and we were under common control of Golar. The excess of the consideration paid by us over Golar’s historical costs is accounted for as an equity distribution to Golar (refer to note 24(k)).

Under the Partnership Agreement, the general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of our seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control of Golar, and from December 13, 2012, we no longer account for vessel acquisitions from Golar as transfers of equity interests between entities under common control.

In February 2013, we acquired from Golar 100% interests in the subsidiary that owns and operates the LNG carrier, the Golar Maria, which we accounted for as an acquisition of a business. Accordingly, the results of the Golar Maria are consolidated into our results from the date of its acquisition. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria prior to its acquisition.

As of December 31, 2013, we operated a fleet of four FSRUs and four LNG carriers.  Our vessels operate under long-term charter contracts with expiration dates between 2017 and 2024, except for the Golar Grand, which operates on a medium-term charter with an initial term that expires in 2015. However, we have an option to require Golar to enter into a new time charter with us, with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter (see note 24).

As of December 31, 2013, our current liabilities exceeded current assets by $104.7 million. Included within current liabilities as of December 31, 2013, are mark-to-market valuations of swap derivatives of $31.9 million maturing between 2014 and 2020. We have no intention of terminating these swaps before their maturity and hence realizing these liabilities. In addition, we have a debt facility in respect of the Golar Maria of $84.5 million that matures in December 2014 and is, therefore, presented as current debt. We are currently in discussions with several lending banks to refinance this facility ahead of its maturity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated and combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as "Non-controlling interests".

A variable interest entity is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The accompanying consolidated and combined financial statements include the financial statements of the entities listed in Note 4.

As discussed in note 1, from December 13, 2012, we are no longer considered to be under common control with Golar. Any references to consolidated and combined financial statements and allocations to historical combined carve-out financial statements pertain to periods prior to November 2012, the date of our last common control dropdown (Golar Grand).

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include revenues, expenses and cash flows directly attributable to our interests in the four vessels in the Initial Fleet and the Dropdown Predecessor. Accordingly, the historical combined carve-out financial statements for the years ended December 31, 2012 and 2011 reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate and foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2012	2011
Administrative expenses	1,365	4,947
Pension costs	220	805
Net financial income	(149)	(2,983)
	1,436	2,769

For the years ended December 31, 2012 and 2011 the above table includes allocated costs (income) for the combined entity for the period prior to April 13, 2011, representing the period prior to our IPO and for the Dropdown Predecessor, for the periods prior to their acquisition from Golar.

Included within the Owner’s invested and Dropdown Predecessor equity balances were net liabilities that were not transferred to us and therefore were eliminated from our equity position from either the closing date of the IPO in respect of the Golar Spirit, or the acquisition date of the Golar Freeze and the NR Satu. Details of the net liabilities eliminated are as follows:

(in thousands of $)	Dropdown Predecessor relating to NR Satu (1)	Dropdown Predecessor relating to Golar Freeze (2)	Combined Entity (“Initial Fleet”) relating to the Golar Spirit (3)	Total
Balance Sheet captions:
Other non-current assets	—	—	12,007	12,007
Other current liabilities	(1,511)	—	—	(1,511)
Other long-term liabilities	(7,535)	(24,810)	(26,863)	(59,208)
Total	(9,046)	(24,810)	(14,856)	(48,712)
 __________________________________________

(1)	As of July 19, 2012

(2)	As of October 19, 2011

(3)	As of April 13, 2011

These consolidated and combined financial statements include the financial position, results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, the loan and related balances and interest expenses relating to the NR Satu and the Golar Freeze, the lease related expenses (including termination thereof) relating to the NR Satu, the Golar Freeze and the Golar Spirit, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives’ related expenses which were not directly attributable to the respective vessels have been allocated to us on the following basis:

The debt relating to the NR Satu was held in a subsidiary of Golar in connection with the loan facility for five of Golar’s vessels, including the NR Satu. The loan facility was repaid in April 2011. Accordingly, for periods prior to April 2011, the NR Satu’s share of the loan facility, interest expense, deferred finance fees and related balances have been carved out based on the remaining loan balance following the settlement of the Golar Spirit and the Golar Freeze related balances in November 2008 and June 2010, respectively, and based on the 2003 internal valuations performed at inception of the debt.

In contrast, the Golar Freeze, Golar Spirit and the NR Satu associated lease balances, termination thereof and amortization of deferred tax benefits on intragroup transfers have been reflected in these financial statements at Golar’s book value, as they were readily separable and identifiable within the books of Golar.

Vessel operating expenses includes ship management fees for the provision of technical and commercial management of vessels, which have been allocated to us based on intercompany charges invoiced by Golar.

Vessel operating expenses include an allocation of Golar’s defined benefit pension plan costs. Golar operates two defined benefit pension plans for itself and its subsidiaries: one for the crews and one for administrative personnel. The pension cost is calculated in the subsidiaries on a contribution basis and relates principally to crew whose employment cannot be tied to a specific vessel, as they were a shared resource across all vessels. Accordingly, the pension costs have been allocated based on the number of vessels in Golar’s fleet.

Administrative expenses (including stock-based compensation, which are described further below) of Golar that cannot be attributed to a specific vessel and for which we were deemed to have received benefit have been allocated based on the number of vessels in Golar’s fleet.

 Administrative expenses include an allocation of Golar’s stock-based compensation costs. In respect of options awarded to certain employees and directors of Golar, whose employment or service cannot be specifically attributed to any specific vessel. Therefore, it is considered that we, as a part of Golar, received benefit from their services, and so should recognize a share of the respective cost. Accordingly, stock-based compensation costs have been allocated based on the number of vessels in Golar’s fleet.

Other financial items include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives. In respect of mark-to-market adjustments for interest rate swap derivatives these have been allocated on the basis of our proportion of Golar’s debt including capital leases. For foreign currency derivatives and related adjustments to earnings, these have been allocated on the basis of being separately identifiable and specifically for our benefit.

Income tax expense has been determined for us on a separate returns basis.

Management has deemed the related allocation reasonable to present the financial position, results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Combined Entity and Dropdown Predecessor, which are presented as part of the results for the years ended December 31, 2012 and 2011, may differ from those that would have been achieved had we operated autonomously for those years as we would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity for the periods prior to the IPO. Accordingly, the financial statements do not purport to be indicative of our future financial position, results of operations or cash flows.

Business combinations

Reorganization of entities under common control are accounted for similar to the pooling of interests method of accounting.  Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.  The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as an equity distribution.  In addition, re-organization of entities under common control are accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Golar.  Therefore, our financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the Combined Entity during the periods it was under common control of Golar.

As discussed in note 1, following the first AGM of common unitholders on December 13, 2012, Golar ceased to control the board of directors as the majority of board members became electable by the common unitholders. As a result, we are no longer considered to be under common control with Golar. As a consequence, effective from December 13, 2012, we no longer account for vessel acquisitions from Golar as a transfer of equity interest between entities under common control.

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of subsidiary undertakings are included from the date of acquisition.

Revenue and expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. Revenues generated from time charters, which we classified as operating leases, are recorded over the term of the charter as service is provided. We do not recognize revenues during days that the vessel is off-hire. Incentives for charterers to enter into lease agreements are spread evenly over the lease term.

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

Under our time charters, the majority of voyage expenses are paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is off-hire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

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

Comprehensive Income

As of December 31, 2013, 2012 and 2011, our accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2013	2012	2011
Unrealized net loss on qualifying cash flow hedging instruments	(2,394)	(8,989)	(5,039)

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments. We consider all short-term investments as held to maturity. These investments are carried at amortized cost. We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment. Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated.

Useful lives applied in depreciation are as follows:

Vessels	40 to 55 years
Deferred drydocking expenditure	two to five years
Mooring equipment	11 years

Interest costs capitalized in connection with the conversion of the NR Satu into an FSRU for the years ended December 31, 2013, 2012 and 2011 were $nil, $1.8 million and $1.9 million, respectively.

Vessels under capital lease

We lease certain vessels under agreements that have been accounted for as capital leases. Obligations under capital leases are carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful lives of the vessels. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of vessels under capital lease is included within depreciation and amortization expense in the statement of operations. Vessels under capital lease are depreciated on a straight-line basis over the vessels’ remaining useful economic lives, based on a useful life of 40 to 50 years. Refurbishment costs and drydocking expenditures incurred in respect of vessels under capital lease are accounted for consistently as that of vessels.

Certain of our capital leases are ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction and includes vessels undergoing retrofitting into FSRUs for our own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings where appropriate, over the term period from commencement of the conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

Deferred credit from capital leases

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 22). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan. Amortization of deferred loan costs is included in "Other financial items, net" in the statement of operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Provisions

We, in the ordinary course of business, are subject to various claims, suits and complaints.  Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated.  If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.  See Note 25, "Other Commitments and Contingencies" for further discussion.

Derivatives

We use derivatives to reduce market risks associated with our operations. We use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of our debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

We seek to reduce our exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts.

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.

Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the balance sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the balance sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities." The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. We have adopted hedge accounting for certain of our interest rate swap arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges, the changes in fair value of the derivative financial instrument are recognized in earnings and recorded each period in current earnings in "Other financial items, net".

When a derivative is designated as a cash flow hedge, we formally document the relationship between the derivative and the hedged item. This documentation includes the strategy risk and risk management for undertaking the hedge and the method that will be used to assess effectiveness of the hedge. If the derivative is an effective hedge, changes in the fair value are initially recorded as a component of accumulated other comprehensive income in equity. The ineffective portion of the hedge is recognized immediately in earnings, as are any gains or losses on the derivative that are excluded from the assessment of hedge effectiveness. We do not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

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

Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged. Cash flows from economic hedges are classified in the same category as the items subject to the economic hedging relationship.

Foreign currencies

Our and our subsidiaries’ functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars.

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

Fair Value measurements

We account for fair value measurements in accordance with the Accounting Standards Codification ("ASC") guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

3. FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)	Golar contributed to us its 100% interest in the subsidiary which leased the Golar Winter. This has been accounted for as a capital contribution by Golar to us.

Recapitalization of the Partnership

(ii)
We issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in us, in exchange for Golar’s existing 98% limited partner interest in us; and

(iii)
We issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in us, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash we distribute in excess of $0.4428 per unit per quarter.

Initial Public Offering

(iv)
In the IPO, Golar sold 13,800,000 of our common units to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. 1,800,000 of our common units were sold pursuant to the exercise of the overallotment option granted to the underwriters. Expenses relating to the IPO were borne by Golar.

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in us. During the subordination period, the common units have preferential dividend and liquidation rights over the subordinated units as described in note 27. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in us. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period, the common units have preferential dividend rights to the subordinated units (see note 27). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the General Partner as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units and will be subject to the same rights as common units.

•
General Partner units. General partner units have preferential liquidation and dividend rights over the subordinated units. There is a limitation on the transferability of the general partner interest such that the General Partner may not transfer all or any part of its general partner interest to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates. The general partner units are not entitled to vote in the election of the four elected directors. However, the General Partner in their sole discretion appoints three of the seven board directors.

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 27. The General Partner (including Golar Energy) or its affiliates may not transfer all or any part of its IDRs to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates.

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

•
the General Partner will have the right to convert its general partner interest and its IDRs (and Golar Energy will have the right to convert its IDRs) into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

Agreements

In connection with the IPO, we entered into several agreements including:

•
A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar ("Golar Management"), pursuant to which Golar Management agreed to provide certain management and administrative services to us;

•	A $20.0 million revolving credit agreement with Golar; and

•	An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•	To what extent we and Golar may compete with each other;

•	Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•	The provision of certain indemnities to us by Golar.

We exercised our option under the Omnibus Agreement to purchase the Golar Freeze from Golar in October 2011 and the NR Satu in July 2012.

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2013. Unless otherwise indicated, we own 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar LNG 2220 Corporation	Marshall Islands	Leased Golar Winter (until June 25, 2013)
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar LNG 2226 Corporation	Marshall Islands	Leased Golar Grand (until June 25, 2013)
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand
Golar LNG 2234 Corporation	Republic of Liberia	Owns and operates Golar Maria
Golar Winter Corporation	Marshall Islands	Owns Golar Winter (from June 26, 2013)
Golar Grand Corporation	Marshall Islands	Owns Golar Grand (from June 26, 2013)

* We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia ("PTGI") pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama ("PT Pesona"). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar's interests in certain subsidiaries that own and operate the NR Satu (see note 24(k)) on July 18, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2013 and 2012:

(in thousands of $)	2013	2012
ASSETS
Cash	8,225	3,979
Restricted cash	9,980	5,474
Vessels and equipment	354,255	375,443
Other assets	9,056	6,335
Total assets	381,516	391,231

LIABILITIES AND EQUITY
Accrued liabilities	25,020	31,778
Current portion of long-term debt	14,300	14,300
Amounts due to related parties	189,835	199,891
Long-term debt	126,400	140,700
Other liabilities	6,283	1,335
Total liabilities	361,838	388,004
Total equity	19,678	3,227
Total liabilities and equity	381,516	391,231

Trade creditors of PTGI have no recourse to our general credit.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by us.

5. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In December 2011, the Financial Accounting Standards Board ("FASB") amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of set-off associated with certain financial instruments and derivative instruments in the scope of this update. The amendments were required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The effect of this to our consolidated financial statements is included in note 23.

In July 2012, the FASB amended disclosure requirements relating to testing indefinite-lived intangible assets for impairment. The amendments no longer require entities to disclose the quantitative information about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy that relate to the financial accounting and reporting for an indefinite-lived intangible asset after its initial recognition. The amendment was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendment did not have a material impact on our consolidated financial statements.

In October 2012, the FASB amended several disclosure requirements of the FASB Accounting Standards Codification relating to investments, consolidation, accounting changes and error corrections, inventory, retirement benefits for defined benefit plans, financial instruments and balance sheet. The amendments were effective for fiscal periods beginning after December 15, 2012. The amendment did not have a material impact on our consolidated financial statements.

In February 2013, further guidance was provided relating to the reporting of the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income. Under the updated guidance, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income shall be shown, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. The amendment resulted in additional disclosures in our consolidated and combined carve-out statement of comprehensive income.

In July 2013, the FASB amended Accounting Standards Codification (ASC) Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments were applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We have not entered into any qualifying new or redesignated hedging relationships since July 17, 2013 through to the date of these consolidated financial statements. Accordingly, the adoption of this guidance did not have a material impact on our consolidated financial statements.

New accounting standards not yet adopted

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are evaluating the impact of the adoption of this amended guidance.

In July 2013, the FASB issued guidance on the presentation of unrecognized tax benefits. This guidance requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the adoption of this guidance to have a material impact on the financial statements.

6. SEGMENTAL INFORMATION

We have not presented segmental information as we consider that we operate in one reportable segment, the LNG market. During 2013, 2012 and 2011, our fleet operated under time charters and in particular with six charterers, Petrobras, Dubai Supply Authority ("DUSUP"), Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc and Eni S.p.A. Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy. In time charters, the charterer, not us, controls the choice of which routes our vessel will serve. These routes can be worldwide as determined by the charterers except for our FSRUs which operate at specific locations where the charterers are based. Accordingly, our management, including the chief operating decision maker, does not evaluate our performance either according to customer or geographical region.

In the years ended December 31, 2013, 2012 and 2011, revenues from the following customers accounted for over 10% of our consolidated and combined revenues:

(in thousands of $)	2013		2012		2011
Petrobras	85,899	26%	92,952	32%	93,741	41%
DUSUP	48,029	15%	48,328	17%	47,054	21%
Pertamina	37,302	11%	37,300	13%	37,829	17%
BG Group plc	66,341	20%	66,148	23%	25,101	11%
PTNR	65,478	20%	41,902	15%	—	—%
Gas Natural Aprovisionamientos SDG S.A.	—	—%	—	—%	21,474	10%

Geographic segment data
The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

Revenues	2013	2012	2011

Brazil	85,899	92,952	93,741
United Arab Emirates	48,029	48,328	47,054
Indonesia	65,478	41,902	—

Fixed assets	2013	2012

Brazil	413,967	379,061
United Arab Emirates	142,757	153,097
Indonesia	233,734	247,942

7. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2013	2012	2011
Amortization of deferred financing costs	(5,828)	(1,123)	(931)
Financing arrangement fees and other costs	(2,101)	(411)	(536)
Interest expense on un-designated interest rate swaps	(8,188)	(6,609)	(5,788)
Mark-to-market adjustment for interest rate swap derivatives (see note 23)	12,845	1,328	(9,427)
Mark-to-market adjustment for currency swap derivatives (see note 23)	(4,839)	7,204	(1,417)
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	7,084	(5,602)	182
Foreign exchange loss on operations	(634)	(176)	(604)
Total	(1,661)	(5,389)	(18,521)

As discussed in note 2, mark-to-market adjustments on interest rate and currency swap derivatives also include an allocation of Golar's mark-to-market adjustments on derivatives entered into by Golar. For the years ended December 31, 2012 and 2011, the amounts allocated to the Partnership was a gain of $0.1 million and loss of $2.5 million, respectively.

8. TAXATION

The components of income tax expense are as follows:

(in thousands of $)	2013	2012	2011
Current tax expense (credit):
U.K.	(373)	1,888	1,044
Indonesia	5,047	7,395	—
Brazil	779	1,055	1,364
Total current tax expense	5,453	10,338	2,408
Deferred tax income:
Amortization of deferred tax benefit on intra-group transfer (Note 2)	—	(912)	(2,363)
Total income tax expense	5,453	9,426	45

United States

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. Our management believes that we satisfied these requirements and therefore by virtue of the above provisions, we were not subject to tax on its U.S. source income.

A reconciliation between the income tax expense resulting from applying either the U.S. federal or Marshall Islands statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as our net income is subject to neither Marshall Islands nor U.S. tax.

United Kingdom

Current taxation credit of $0.4 million, charge of $1.9 million and charge of $1.0 million for the years ended December 31, 2013, 2012 and 2011, respectively, relates to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of five of our vessels. The statutory tax rate in the United Kingdom as of December 31, 2013 was 23%.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We did not have any deferred tax assets at December 31, 2013 or 2012.

Brazil

Current taxation charges of $0.8 million, $1.1 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $5.0 million, $7.4 million and $nil for the years ended December 31, 2013, 2012 and 2011, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the time charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or the invalidity of certain stipulated tax assumptions.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
U.K.	2008
Brazil	2008
Indonesia	2012

Deferred income tax assets are summarized as follows:

(in thousands of $)	2013	2012
Deferred tax assets, gross	6,070	—
Valuation allowances	(6,070)	—
Deferred tax assets, net	—	—

Deferred tax assets, gross relate to net operating losses carried forward for the NR Satu. The deferred tax asset was fully provided for during the year as we do not consider this as realizable. Valuation allowances of 6.1 million, $nil and $1.0 million arose in the years ended December 31, 2013, 2012 and 2011, respectively, and were recognized in our consolidated and combined carve-out statements of operations.

9. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2013, were as follows:

Year ending December 31, (in thousands of $)	Total
2014	351,888
2015	352,154
2016	340,567
2017	337,040
2018	212,290
2019 and later	789,524
Total	2,383,463	(1)
____________________________________
(1) This includes revenues from Golar relating to the Option Agreement entered into in connection with the acquisition of the Golar Grand in November 2012. In the event the current charterer does not renew or extend its charter beyond 2015, we have the option to require Golar to charter the vessel through to October 2017.

Minimum lease revenues are calculated based on certain assumptions such as those relating to expected off-hire days and, for those days on-hire, estimates of the operating component of the charter rate (where applicable) which includes assumptions as to forecast foreign currency rates, changes in the specified consumer price index, amongst others. For those charters containing provisions for reimbursement for drydocking expenditure, these revenues have not been reflected in minimum lease revenues above.

PTNR has the right to purchase the NR Satu at any time after the first anniversary of the commencement date of its charter at a price that must be agreed upon between us and PTNR. We have assumed that this option will not be exercised. Accordingly, the minimum lease revenues set out above include revenues arising within the option period.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2013 and 2012 were $1,858.3 million and $1,555.7 million; and $449.0 million and $362.9 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

10.  BUSINESS COMBINATION

On February 7, 2013, we acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The purchase consideration was $215 million for the vessel less the assumed bank debt of $89.5 million and the fair value of the interest rate swap liability of $3.1 million plus other purchase price adjustments of $5.5 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter expiring in December 2017. The acquisition of the Golar Maria was deemed accretive to our distributions.

We accounted for the acquisition of the Golar Maria as a business combination. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The fair values allocated to each class of identifiable assets of Golar Maria and the difference between the purchase price and net assets acquired were calculated as follows:

(in thousands of $)		February 7, 2013
Purchase consideration		127,910	(1)
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	215,000
Cash	7,981
Fair value of interest rate swap	(3,096)
Long-term debt	(89,525)
Other assets and liabilities	(2,450)
Subtotal		(127,910)
Difference between the purchase price and fair value of net assets acquired		—
__________________________________________
(1) The cash purchase consideration of $127.9 million comprises the following:

(in thousands of $)
Cash consideration paid to Golar	125,500
Adjustment for the interest rate swap liability assumed	(3,096)
Other purchase price adjustments	5,506
127,910

Revenue and profit contributions

Since the acquisition date, the business has contributed revenues of $26.1 million and net income of $14.5 million to us for the period from February 7, 2013 to December 31, 2013.

The table below shows our comparative summarized consolidated pro forma financial information for the years ended December 31, 2013 and 2012, giving effect to our acquisition of the Golar Maria as if it had taken place on January 1, 2012.

	Unaudited	Unaudited
(in thousands of $, except per unit data)	2013	2012
Revenues	332,150	308,617
Net income	152,388	135,472
Earnings per unit (basic and diluted):
Common unitholders	$2.33	$2.52

11. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2013 and 2012, there was no provision for doubtful accounts.

12. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2013	2012
Other receivables	2,937	1,219
Prepaid expenses	4,089	2,874
Accrued interest income	—	243
	7,026	4,336

 As of December 31, 2013, included in other receivables is an amount for an indemnification receivable of $2 million (see note 25).
13. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2013	2012
Cost	1,665,039	954,992
Accumulated depreciation	(383,448)	(247,845)
Net book value	1,281,591	707,147

As of December 31, 2013 and 2012, we owned seven and four vessels, respectively.

The increase in the number of vessels in the year ended December 31, 2013 is due to the acquisition of the Golar Maria in February 2013 (see note 10) and the termination of the lease financing arrangements relating to the Golar Winter and the Golar Grand to acquire the legal title of both these vessels. The Golar Winter and the Golar Grand were previously included within vessels under capital leases, net, as of December 31, 2012 (see note 14).

Drydocking costs of $68.7 million and $20.9 million are included in the cost amounts for December 31, 2013 and 2012, respectively. Accumulated amortization of those costs at December 31, 2013 and 2012 was $16.6 million and $4.3 million, respectively.

Mooring equipment of $38.1 million is included in the cost for December 31, 2013 and 2012. Accumulated depreciation of the mooring equipment at December 31, 2013 and 2012 was $6.0 million and $2.4 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2013, 2012 and 2011 was $55.1 million, $35.2 million and $29.3 million, respectively.

As of December 31, 2013 and 2012, vessels and equipment with a net book value of $1,281.6 million and $707.1 million, respectively, were pledged as security for certain debt facilities (see note 25).

14. VESSELS UNDER CAPITAL LEASES, NET

(in thousands of $)	2013	2012
Cost	168,492	600,733
Accumulated depreciation	(40,799)	(115,101)
Net book value	127,693	485,632

As of December 31, 2013 and 2012, we operated one and three vessels under capital leases, respectively. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 21.

The decrease in vessels under capital leases is as a result of the termination of the lease financing arrangements relating to the Golar Winter and the Golar Grand and the acquisition of the legal title of these vessels (see note 21). As of December 31, 2013, these assets are now included within vessels and equipment, net (see note 13).

Drydocking costs of $8.1 million and $9.9 million are included in the cost amounts above as of December 31, 2013 and 2012, respectively. Accumulated amortization of those costs at December 31, 2013 and 2012 was $0.9 million and $6.7 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2013, 2012 and 2011 was $11.9 million, $16.6 million and $16.6 million, respectively.

15. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2013	2012
Debt arrangement fees and other deferred financing charges	20,677	19,684
Accumulated amortization	(6,407)	(4,661)
	14,270	15,023

Amortization expense of deferred charges, for the years ended December 31, 2013, 2012 and 2011 was $5.8 million, $1.1 million and $0.9 million, respectively.

The increase in debt arrangement fees and other deferred financing charges is due to costs capitalized in relation to the Golar Partners Operating Credit Facility which we entered into to refinance the Golar Winter and the Golar Grand.

16. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Our short-term restricted cash and investment balances in respect of our debt and lease obligations are as follows:

(in thousands of $)	2013	2012
Total security lease deposits for lease obligations	5,639	5,398
Restricted cash relating to the Golar Freeze facility (see note 20)	8,832	8,994
Restricted cash relating to the Mazo facility (see note 20)	—	11,034
Restricted cash relating to the NR Satu facility (see note 20)	9,980	5,474
	24,451	30,900

Restricted cash does not include minimum consolidated cash balances of $25 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in "Cash and cash equivalents" (see note 20).

As of December 31, 2013 and 2012, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 21 was $151.4 million and $195.9 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon GBP LIBOR.

Our restricted cash balances in respect of our lease obligations are as follows:

(in thousands of $)	2013	2012
Methane Princess Lease security deposits	151,364	150,913
Golar Grand Lease security deposits	—	45,008
Total security deposits for lease obligations	151,364	195,921
Included in short-term restricted cash and short-term investments	(5,639)	(5,398)
Long-term restricted cash	145,725	190,523
17. OTHER NON-CURRENT ASSETS

(in thousands of $)	2013	2012
Mark-to-market cross currency interest rate swaps valuation relating to high-yield bonds (see note 23)	—	1,819
Mark-to-market interest rate swaps valuation (see note 23)	5,335	—
Methane Princess Lease security deposit movements (see note 24(h))	4,257	—
Other long-term assets	5,969	3,460
	15,561	5,279

 Included within "Other long-term assets" are: (i) capitalized commission expenses and lease incentives incurred in connection with securing the NR Satu time charter amounting to $6.0 million and $2.3 million as of December 31, 2013 and 2012, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $0.7 million, $0.2 million and $nil, respectively; and (ii) an amount of $1.2 million which was previously included within the total as of December 31, 2012, which related to the Golar Winter modification. Upon completion of the modification in 2013, the balance was transferred to vessels and equipment, net.

18. ACCRUED EXPENSES

(in thousands of $)	2013	2012
Vessel operating and drydocking expenses	5,538	6,737
Administrative expenses	757	281
Interest expense	6,273	7,729
Provision for tax	7,520	11,783
	20,088	26,530

19. OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Deferred revenue	17,888	12,848
Mark-to-market interest rate swaps valuation (see note 23)	15,119	24,991
Mark-to-market cross currency interest rate swaps valuation (see note 23)	16,804	—
Mark-to-market foreign exchange rate swaps valuation (see note 23)	—	20,527
Deferred credits from capital lease transactions (see note 22)	625	625
Other creditors (see note 25)	6,609	5,701
	57,045	64,692
20. DEBT

(in thousands of $)	2013	2012
Total long-term debt due to third parties	889,471	704,519
Less: current portion of long-term debt due to third parties	(156,363)	(64,822)
Total long-term debt due to third parties	733,108	639,697
Total long-term debt due to related parties	—	34,953
Long-term debt	733,108	674,650

Our outstanding debt as of December 31, 2013 is repayable as follows:

Year Ending December 31, (in thousands of $)
2014	156,363
2015	99,782
2016	62,550
2017	276,651
2018	230,942
2019 and thereafter	63,183
Total	889,471

 Excluding the high-yield bonds, our debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2013 and 2012 of 3.37% and 3.93%, respectively.

At December 31, 2013, the maturity dates for our debt were as follows:

(in thousands of $)	2013	2012	Maturity date
Mazo facility	—	13,521	2013
Golar Maria facility	84,525	—	2014
High-yield bonds	214,100	233,804	2017
Golar LNG Partners credit facility	160,500	247,500	2018
Golar Partners Operating credit facility	215,000	—	2018
Golar Freeze facility	74,646	89,647	2015/2018*
NR Satu facility	140,700	155,000	2019
	889,471	739,472

*The Commercial Loan facility tranche matures in 2015 and the Exportfinans Loan facility tranche matures in 2018.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The Mazo facility matured in June 2013 and the corresponding restricted cash balances were released to cash.

Golar Maria Facility

The Golar Maria facility is secured against the Golar Maria and was assumed by us upon the acquisition of the company that owns and operates the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million, but the balance outstanding under the facility at the date of acquisition was $89.5 million. The Golar Maria facility bears interest at LIBOR plus a 0.95% margin and is repayable in quarterly installments with a final balloon payment of $80.8 million due in December 2014. As of December 31, 2013, we had $84.5 million of borrowings outstanding under the Golar Maria facility and thus, is presented under current debt. We expect to refinance this facility ahead of its expiration.

High-yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2013, the U.S. dollar equivalent of the principal amount is $214.1 million.

Golar LNG Partners Credit Facility

In September 2008, we refinanced existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit, and entered into a new $285 million revolving credit facility with a banking consortium. The loan is secured against the Golar Spirit and the assignment to the lending banks of a mortgage given to us by the lessors of the Methane Princess, with a second priority charge over the Golar Mazo.

The revolving credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin of 1.15%. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. As of December 31, 2013, the revolving credit facility provided for available borrowings of up to $225.5 million, of which $160.5 million was outstanding. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2013, we had an undrawn balance of $65 million available to us under this revolving credit facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

Golar Partners Operating Credit Facility

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility which matures in June 2018. As of December 31, 2013, we had an undrawn balance of $50 million available to us under this revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2013, we had $215.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

Golar Freeze Facility

We assumed the Golar Freeze facility pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time we assumed the debt was approximately $108.0 million.  As of December 31, 2013, there was approximately $74.6 million of borrowings outstanding under the Golar Freeze facility. The Golar Freeze facility is secured against the Golar Freeze. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin of 3%. The facility is split into two tranches, the Commercial Loan facility and the Exportfinans Loan facility. Repayments under the Commercial Loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015. The Exportfinans Loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 16).

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the FSRU, NR Satu, entered into a seven year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5% together with a commitment fee of 1.4% on any undrawn portion of the facility. PTGI drew down $155 million on the term loan facility in December 2012. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. The NR Satu facility requires certain balances to be held on deposit during the period of the loan (see note 16).

As of December 31, 2013, the margins we pay under our loan agreements are above LIBOR at a fixed or floating rate ranging from 0.95% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Debt and lease restrictions

Our loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Our various debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $25 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar's loan and lease agreements.

In April 2013, we received waivers relating to the requirement under the Golar LNG Partners credit facility and the Golar Freeze facility relating to change of control over the Partnership. Following the grant of such waivers, in order to permanently resolve this issue, the loan facilities affected by the loss of control which contained the change of control provisions were amended in June 2013. We are now in compliance with all covenants.

21. CAPITAL LEASES

(in thousands of $)	2013	2012
Total obligations under capital leases	159,008	412,371
Less: current portion of obligations under capital leases	—	(5,837)
Long-term obligations under capital leases	159,008	406,534

As of December 31, 2013 and 2012, we operated one and three vessels under capital leases, respectively. These leases were in respect of a refinancing transaction in 2003, a lease financing transaction in 2004 and another in 2005.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. We novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”).  The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 16.

The leasing transactions, which occurred in April 2004 and 2005, were in relation to the newbuildings, the Golar Winter and the Golar Grand, respectively. In each case, we novated the vessels’ newbuilding contracts prior to the completion of construction and then leased the vessel from a financial institution in the UK.

The decrease in the number of vessels under capital leases is due to the termination of the Golar Winter and Golar Grand lease obligations in June 2013 (see note 14) and their refinancing with the Golar Partners Operating Credit Facility as described in note 20.

As of December 31, 2013, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2014	7,754
2015	8,055
2016	8,361
2017	8,676
2018	9,022
2019 and thereafter	183,564
Total minimum lease payments	225,432
Less: Imputed interest	(66,424)
Present value of minimum lease payments	159,008

The Methane Princess Lease liability continues to increase until 2014 and thereafter decreases over the period to 2034, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

We determined that the entities that owned the vessels were variable interest entities in which we had a variable interest and was the primary beneficiary. Upon the initial transfer of the vessels to the financial institutions, we measured the subsequently leased vessels at the same amounts as if the transfer had not occurred, which was cost less accumulated depreciation at the time of transfer.

22. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2013	2012
Deferred credits from capital lease transactions	17,904	18,529

Deferred credits from capital lease transactions

(in thousands of $)	2013	2012
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(6,162)	(5,537)
	18,529	19,154
Short-term (see note 19)	625	625
Long-term	17,904	18,529
	18,529	19,154

In connection with the Methane Princess Lease (see note 21), we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for each of the years ended December 31, 2013, 2012 and 2011 was $0.6 million.

23. FINANCIAL INSTRUMENTS

As discussed in note 2, in respect of the Combined Entity and Dropdown Predecessor, earnings for the years ended December 31, 2012 and 2011 include an allocation of Golar’s mark-to-market adjustments for interest rate swap and foreign currency swap derivatives and related foreign exchange gains and losses, captured within "other financial items, net" (see note 7). These amounts have been accounted for as an equity contribution.

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. we have entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure. Certain interest rate swap agreements qualify and are designated, for accounting purposes, as cash flow hedges. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however, we do not anticipate non-performance by any of our counterparties.

We manage our debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings, within interest expense, in the same period as the hedged items affect earnings.

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

	Notional Amount
Instrument (in thousands of $)	December 31, 2013		Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	1,224,800	(1)	2014	to	2020	0.92%	to	6.49%

(1) This includes the nominal value of the cross currency interest rate swap of $227.2 million described below.

As of December 31, 2012, our interest rate swaps had a total notional amount of $759.6 million with maturity dates between 2013 and 2018, and fixed interest rates ranging from 0.92% to 6.49%.

During the year ended December 31, 2013, we entered into new interest rate swaps with a notional value of $422.5 million. In addition, in connection with the acquisition of the Golar Maria in February 2013, we assumed Golar Maria's bank debt and the related interest rate swap with a notional value of $50 million. Interest rate swaps with a notional value of $100 million expired during the year ended December 31, 2013.

As of December 31, 2013 and 2012 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $1,224.8 million and $759.6 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2013	2012	2011	2013	2012	2011
Interest rate swaps	Other financial items, net	775	—	—	1,015	(409)	(412)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2013	2012	2011
Interest rate swaps	5,515	1,113	934

As of December 31, 2013, our accumulated other comprehensive income included $1.6 million of unrealized gains on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

As of December 31, 2013, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

For the periods reported, the majority of the vessels’ gross earnings were receivable in U.S. dollars and the majority of our transactions, assets and liabilities were denominated in U.S. dollars, our functional currency. However, we incur expenditures in other currencies. Our capital lease obligation and related restricted cash deposit are denominated in British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

A net foreign exchange gain of $2.3 million, gain of $1.6 million and loss of $1.2 million arose in the years ended December 31, 2013, 2012 and 2011, respectively. The net foreign exchange gain of $2.3 million arose in the year ended December 31, 2013 as a result of the $7.1 million gain (2012: $5.6 million loss) on the retranslation of our capital lease obligations and the cash deposits securing those obligations offset by the $4.8 million loss (2012: $7.2 million gain) on the mark-to-market valuation on the Golar Winter currency swap. This swap was terminated and cash settled in June 2013 in connection with the termination of the Golar Winter lease. Further foreign exchange gains or losses will arise over time in relation to our remaining capital lease obligation as a result of exchange rate movements. Gains or losses will only be realized to the extent that monies are, or are required to be withdrawn or paid into the deposit securing our capital lease obligation or if the remaining lease is terminated.

We entered into the Golar Winter currency swap in connection with the lease arrangement in respect of the Golar Winter, the obligation in respect of which was denominated in GBP. In this transaction the restricted cash deposit, which secured the letter of credit given to the lessor to secure part of Golar’s obligations to the lessor, was much less than the obligation and therefore, unlike the Methane Princess Lease, did not provide a natural hedge. In order therefore, to hedge this exposure, we entered into a currency swap with a bank, who was also the lessor, to exchange GBP payment obligations into U.S. dollar payment obligations. The swap hedged the full amount of the GBP lease obligation. In June 2013, in connection with the termination of the lease financing arrangement in respect of the Golar Winter, the associated Golar Winter currency swap was also terminated.

As described in note 20, in October 2012, we issued Norwegian Kroner (NOK) denominated senior unsecured bonds. In order to hedge our exposure, we entered into a currency swap to exchange NOK payment obligations into U.S. dollar payment obligations as set out in the table below. The swap hedges the full amount of the NOK obligation. We have designated the currency swap as a cash flow hedge. Accordingly, the net gain (2012: loss) has been reported in a separate component of accumulated other comprehensive income to the extent the hedge is effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As of December 31, 2013, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

As of December 31, 2013 and 2012, we have foreign currency forward contracts as summarized below:

		Notional Amount			Average forward
Instrument (in thousands)		Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
Norwegian Kroner	(1)	1,300,000	227,193	2017	5.722

(1) This pertains to the cross currency interest rate swap described below.

As of December 31, 2012, in addition to the foreign currency forward contract above, we had a currency swap relating to the Golar Winter lease (as described above). This swap had a notional amount of GBP 58.1 million (equivalent to $106.8 million), matures in 2032 and had an average forward rate of 1.838.

Cross currency interest rate swap

As described in note 20, we issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2013	2012	2011
Cross currency interest rate swap	1,080	(5,063)	—

As of December 31, 2013, our accumulated other comprehensive income included $4.0 million of unrealized losses on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments at December 31, 2013 and 2012 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2013 Carrying Value	2013 Fair Value	2012 Carrying Value	2012 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	103,100	103,100	66,327	66,327
Restricted cash and short-term investments	Level 1	170,176	170,176	221,423	221,423
High-yield bonds(1)	Level 1	214,100	221,166	233,804	234,708
Long-term debt—floating(2)	Level 2	675,371	675,371	505,668	505,668
Obligations under capital leases(2)	Level 2	159,008	159,008	412,371	412,371
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	5,335	5,335	—	—
Cross currency interest rate swap asset(3)(5)	Level 2	—	—	1,819	1,819
Interest rate swaps liability(3)(4)	Level 2	15,119	15,119	24,991	24,991
Cross currency interest rate swap liability(3)(5)	Level 2	16,804	16,804	—	—
Foreign currency swaps liability(3)	Level 2	—	—	20,527	20,527

(1)
This pertains to high-yield bonds with a carrying value of $214.1 million as of December 31, 2013 which is included under long-term debt on the balance sheet. The fair value of the high-yield bonds as of December 31, 2013 was $221.2 million (2012: $234.7 million), which represents 103.3% (2012: 100.5%) of its face value.

(2)	Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4)
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of December 31, 2013 and 2012 was $3.5 million (with a notional amount of $287.1 million) and $7.7 million (with a notional amount of $239.6 million), respectively. The expected maturity of these interest rate agreements is from June 2014 to March 2018.

(5)
We issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. As of December 31, 2013 and 2012, the following are the details on the cross currency interest rate swap:

Instrument (in thousands)	Notional amount		Maturity date	Rate	Fair value asset/(liability)
	In NOK	In USD
Cross currency interest rate swap	1,300,000	227,193	Oct 2017	6.485%	(16,804)

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

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption "other financial items, net" (see note 7).

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the right to discharge all or a portion of amounts owed to counterparty by offsetting them against amounts that the counterparty owes to us. Despite the master netting arrangements in place, as of December 31, 2013, the interest rate swap assets cannot be offset against the interest rate swap liabilities as these are with different counterparties.

The cross currency interest rate swap has a credit support arrangement that require us to provide cash collateral in the event that the market valuation drops below a certain level. Valuations are currently above these levels and there is no cash collateral that has been provided in the period.

The fair value measurement of a liability must reflect the non-performance risk of the entity. Therefore, the impact of our credit-worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Concentrations of risk

The maximum exposure to credit risk is the carrying value of cash and cash equivalents, restricted cash and short-term investments, trade accounts receivable, other receivables and amounts due from related parties. There is a concentration of credit risk with respect to cash and cash equivalents, restricted cash and short-term investments to the extent that substantially all of the amounts are carried with Nordea Bank Finland Plc, Lloyds TSB Bank plc, Citibank, DNB Bank ASA, Santander UK plc, Sumitomo Mitsui Banking Corporation and Standard Chartered PLC. However, we believe this risk is remote.

During the year ended December 31, 2013, six customers accounted for all of our revenues. These revenues and associated accounts receivable are derived from two time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras, one time charter with PTNR and one time charter with Eni S.p.A. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contract with Pertamina being on a ship-or-pay basis, such that, our vessel hire charges are paid by the Trustee and Paying Agent from the immediate sale proceeds of the delivered gas. The Trustee must pay us, as the ship owner, before Pertamina. Further, the gas sales contracts are with the Chinese Petroleum Corporation. We consider the credit risk of BG Group plc, Petrobras, DUSUP, PTNR, Pertamina and Eni S.p.A to be low.

During the years ended December 31, 2013, 2012 and 2011, Petrobras accounted for more than 25% of gross revenue (see note 6). Details of revenues derived from each customer for the years ended December 31, 2013, 2012 and 2011 are found in note 6.

24. RELATED PARTY TRANSACTIONS

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

Net expenses from related parties:

(in thousands of $)	2013	2012	2011
Transactions with Golar and affiliates:
Management and administrative services fees (a)	2,569	2,876	1,576
Ship management fees (b)	6,701	4,222	4,146
Interest expense on high-yield bonds (c)	1,972	575	—
Interest expense on Golar LNG vendor financing loan - Golar Freeze (d)	—	11,921	3,085
Interest expense on Golar LNG vendor financing loan - NR Satu (e)	—	4,737	—
Interest expense on Golar Energy loan (f)	—	829	—
Total	11,242	25,160	8,807

Receivables (payables) from related parties:

As of December 31, 2013 and 2012, balances with related parties consisted of the following:

(in thousands of $)	2013	2012
Trading balances due to Golar and affiliates (g)	(5,989)	(546)
Methane Princess Lease security deposit movements (h)	4,257	—
High-yield bonds (c)	—	(34,953)
	(1,732)	(35,499)

(a) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) High-yield bonds - In October 2012, we completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million at the time of issuance. Of this amount, NOK200 million (2012: approximately $35.0 million) was held by Golar until their disposal in November 2013 (see note 20).

(d) Golar LNG vendor financing loan - Golar Freeze - In October 2011, in connection with the purchase of the Golar Freeze, we entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014. The loan was repaid in October 2012 using the net proceeds from the bond issuance.

(e) Golar LNG vendor financing loan - NR Satu - In July 2012, in connection with the purchase of the NR Satu, we entered into a financing loan agreement with Golar for an amount of $175 million. Of this amount, $155 million was drawn down in July 2012. A further $20 million was available for draw down until July 2015. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment for the amount drawn down due within three years from the date of draw down. The loan was repaid in December 2012 using the proceeds from the NR Satu facility.

(f) Golar Energy loan - In January 2012, Golar LNG (Singapore) Pte. Ltd. ("Golar Singapore"), the subsidiary which holds the investment in PTGI, drew down $25 million on its loan agreement entered into in December 2011 with Golar LNG Energy Limited ("Golar Energy"). The loan was unsecured, repayable on demand and bore interest at the rate of 6.75% per annum payable on a quarterly basis. In connection with the acquisition of the subsidiaries that own and operate the NR Satu, all amounts payable to Golar Energy by the subsidiaries acquired by us, including Golar Singapore, were extinguished.

(g) Trading balances - Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on our behalf including ship management and administrative service fees due to Golar.

(h) Methane Princess Lease security deposit movements - This represents net advances to Golar since the IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided by Golar under the Omnibus Agreement (see below). Accordingly, these amounts held with Golar will be settled as part of the eventual termination of the Methane Princess Lease.

(i) $20 million revolving credit facility - On April 13, 2011, we entered into a $20 million revolving credit facility with Golar.  The facility matures in April 2015 and is unsecured and interest-free. In May 2013, we drew down $20 million from the facility which we subsequently repaid in December 2013. As of December 31, 2013, we have an undrawn balance of $20 million available under this facility.

(j)  Dividends to China Petroleum Corporation - During the years ended December 31, 2013, 2012 and 2011, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $10.6 million, $1.8 million and $2.4 million, respectively.

(k) Acquisitions from Golar - We acquired from Golar equity interests in certain subsidiaries which own or lease and operate the NR Satu, the Golar Grand and the Golar Maria. The acquisition of the first two vessels were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The acquisition of the Golar Maria was accounted for as a business combination (see note 10).

Our Board of Directors ("the Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price and vendor financing loan (where applicable) for each transaction. The Conflicts Committee retained a financial advisor, DnB Nor Markets, to assist with its evaluation of the transaction. The details of each transaction are as follows:

	2012		2011
(in millions of $)	Golar Grand	NR Satu	Golar Freeze
Purchase consideration	176.8	388.0	231.3
Less: Net assets acquired
- Vessel – historic book value	127.5	257.6	166.0
- Capital lease obligation assumed (net of restricted cash)	(90.8)	—	—
- Loan debt assumed	—	—	(108.0)
- Other net assets (liabilities)	6.4	(1.9)	7.5
Total net assets acquired	(43.1)	(255.7)	(65.5)
Deduction to equity	133.7	132.3	165.8

Golar Freeze

On October 19, 2011, we acquired Golar’s 100% ownership interest in certain subsidiaries which own and operate the Golar Freeze and hold the secured bank debt. The purchase consideration was $330 million for the vessel and $9 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.3 million of which $222.3 million was financed by vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (d) above.

NR Satu

On July 19, 2012, we acquired Golar’s equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million vendor financing in the form of the Golar LNG vendor financing loan, further described in paragraph (e) above.

Golar Grand

On November 8, 2012, we acquired Golar's equity interests in subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

Golar Maria

In February 2013, we acquired Golar's 100% interest in the company that owns and operates the Golar Maria. The details of the transaction are omitted from the table above, as this was accounted for as a business combination (see note 10).

(l) Payment due under Omnibus Agreement - During the year, we incurred expenses of $3.3 million, which was indemnified by Golar as part of the Omnibus agreement. A receivable has been recognized for this amount.

(m) Dividends to Golar - Since our IPO in April 2011, we have declared and paid quarterly distributions totaling $63.7 million, $47.3 million and $19.1 million to Golar for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Golar Grand option

In connection with the acquisition of the Golar Grand in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we have an option to require Golar to enter into a new time charter with Golar as charterer until October 2017 if the current charterer does not renew or extend the existing charter after the initial term (which expires in 2015).

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the Methane Princess and other vessels previously financed by UK tax leases or in relation to the restructuring terminations in 2010.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify us until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify us for any defects in title to the assets contributed or sold to us and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of our IPO on April 13, 2011.

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu.

Acquisition of the Golar Maria

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on February 7, 2013, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of February 7, 2013.

25. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2013	2012
Book value of vessels and equipment secured against long-term loans and capital leases	1,409,284	1,192,779

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that we received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. As of December 31, 2013, we have one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2013, there was a net accrued loss of approximately $0.3 million.

Golar has agreed to indemnify us against any liabilities incurred as a consequence of a successful challenge by the UK Revenue Authorities with regard to the initial tax basis of the transactions in respect of the remaining lease (including the other vessels previously financed by UK tax leases) or in relation to the restructuring terminations in 2010.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business.

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. As of the current date, no suit has been filed and we are of the view that, were the claim to be filed with the Indonesian authorities, any resolution could potentially take years. We continue to believe we have meritorious defences against these claims, however, we are currently involved in compromise settlement discussions with the other parties. An estimate of the compromise settlement amount is between $2 million and $4.8 million. Accordingly, we have provided for a $2 million loss contingency (recorded in current liabilities), but have also recognized an asset for the same, on the basis that we consider it probable that this loss will be recoverable from our subcontractor, who is also a party to these settlement discussions. In addition, as part of the acquisition of NR Satu in July 2012, Golar has also agreed to indemnify us against any such non-recoverable losses.

26. EQUITY ISSUANCES

The following table summarizes the issuances of common and general partner units since our IPO in April 2011:

Date	Number of Common Units Issued[1]	Offering Price	Gross Proceeds (in thousands of $)[2]	Net Proceeds (in thousands of $)	Golar's Ownership after the Offering[3]	Use of Proceeds
July 2012	7,294,305	$30.95	230,366	221,746	57.5%	Acquisition of the NR Satu
November 2012	5,824,590	$30.50	181,275	180,105	54.1%	Acquisition of the Golar Grand
January 2013	4,316,947	$29.74	131,006	130,244	50.9%	Acquisition of the Golar Maria
December 2013	5,100,000	$29.10	151,439	150,342	41.4%	Acquisition of the Golar Igloo

1 Includes common units issued by us to Golar in a private placement made concurrent to the public offering of 969,305 common units, 1,524,590 common units and 416,947 common units in July 2012, November 2012 and January 2013, respectively. There was no private placement of common units to Golar in the December 2013 offering, however, 3,400,000 of our common units held by Golar were sold to the public in a secondary offering.
2 Includes General Partner's 2% proportionate capital contribution.
3 Includes Golar's 2% general partner interest in the Partnership.

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2013 and 2012:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2011	23,127,254	15,949,831	797,492
July 2012 offerings	7,294,305	—	148,864
November 2012 offerings	5,824,590	—	118,869
December 31, 2012	36,246,149	15,949,831	1,065,225
January 2013 offerings	4,316,947	—	88,101
December 2013 offerings	5,100,000	—	104,082
December 31, 2013	45,663,096	15,949,831	1,257,408

27. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2013	2012	2011
Net income attributable to general partner and limited partner interests	141,296	116,418	85,534
Less: Dropdown Predecessor net income	—	(28,015)	(21,937)
Less: distributions paid (1)	(127,260)	(87,072)	(46,423)
Under distributed earnings	14,036	1,331	17,174
Under distributed earnings attributable to:
Common unit holders	6,649	1,304	16,829
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	40,417	27,441	23,127
Earnings per unit (basic and diluted):
Common unit holders	2.31	2.08	1.89
Cash distributions declared and paid in the period per unit (2):	2.05	1.78	0.73
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.52	0.50	0.43

______________________________________________
(1)       This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the quarter end date. This also includes cash distributions to IDR holders for the years ended December 31, 2013, 2012 and 2011 of $4.9 million, $nil and $nil, respectively.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions declared and paid subsequent to the period end.

As of December 31, 2013, of our total number of units outstanding, 59% (2012: 46%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distribution guidelines in our First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner’s, common unit holders’ and subordinated unit holder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy are entitled to incentive distributions if the amount we distribute to unit holders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

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

In addition, the General Partner and Golar Energy currently hold all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unit holders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partner in the following manner:

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

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unit holders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

28.  SUBSEQUENT EVENTS

In February 2014, we paid a cash distribution of $0.5225 per unit in respect of the three months ended December 31, 2013.

In March 2014, we completed our acquisition of interests in the company that owns and operates the FSRU, the Golar Igloo (see note 29).

In April 2014, we declared a cash distribution of $0.5225 per unit in respect of the three months ended March 31, 2014.

29.  ACQUISITION AFTER BALANCE SHEET DATE

In March 2014, we acquired Golar's 100% interest in the company that owns and operates the Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar on December 5, 2013. The purchase consideration was $310.0 million for the vessel (including charter) less the assumed bank debt of $161.3 million plus the fair value of the interest rate swap asset of $3.3 million and other purchase price adjustments. The Golar Igloo was delivered to its current charterer, Kuwait National Petroleum Company ("KNPC"), the national oil refining company of Kuwait in March 2014 under a charter expiring in December 2018. The acquisition of the Golar Igloo is expected to be accretive to our distributions.

We accounted for the acquisition of the Golar Igloo as a business combination. The purchase price of the acquisition has been allocated to the identifiable assets acquired. We are in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in our next available interim report.

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of Golar Igloo and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)			March 28, 2014
Purchase consideration		(1)	152,059
Less: Fair value of net assets (liabilities) acquired:
Vessel including allocation to charter (if applicable)	310,000
Fair value of interest rate swap	3,329
Long-term debt	(161,270)
Others	—	(2)
Subtotal			(152,059)
Difference between the purchase price and fair value of net assets acquired			—

(1) This includes the purchase consideration for the vessel less the fair value of the assumed bank debt plus fair value of the interest rate swap asset but excludes any working capital adjustments which will be available upon finalization of the results of the Golar Igloo for the first quarter of 2014.
(2) This information will be available upon finalization of the results of the Golar Igloo for the first quarter of 2014.