Form 20-F
period 2014-12-31
GOLAR LNG LTD
filed 2015-04-30
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Andrew Whalley, (1) 441 295 4705, (1) 441 295 3494 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
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

93,414,672 Common Shares, par $1.00, per share

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements;

•
changes in our ability to retrofit vessels as FSRUs and FLNGVs, our ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of and demand for LNG carriers, FSRUs and FLNGVs;

•	a material decline or prolonged weakness in rates for LNG carriers or FSRUs;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or Golar Partners;

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGVs to various ports;

•	our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	continuing turmoil in the global financial markets; and

•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission.

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

We undertake no obligation to publicly update or revise any forward looking statements, except as required by law. If one or more forward looking statements are updated, no inference should be drawn that additional updates will be made.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," " Golar," "Golar LNG," "we," "us" and "our" all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar LNG Energy Limited or Golar Energy, and to Golar Management Limited or Golar Management, or to all such entities. References in this Annual Report to "Golar Wilhelmsen" or "GWM" refer to Golar Wilhelmsen Management AS, a company that is jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to our affiliate Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statement of operations data for each of the years in the three-year period ended December 31, 2014 and the balance sheet data as of December 31, 2014 and 2013 from our audited Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012, 2011 and 2010 has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Statement of Operations Data: (1)
Total operating revenues	106,155	99,828	410,345	299,848	244,045
Vessel operating expenses (2)	49,570	43,750	86,672	62,872	52,910
Voyage and charter-hire expenses (3)	27,340	14,259	9,853	6,042	32,311
Administrative expenses	19,267	22,952	25,013	33,679	22,832
Depreciation and amortization	49,811	36,871	85,524	70,286	65,076
Impairment of long-term assets	500	500	500	500	4,500
Gain on disposals to Golar Partners	43,783	65,619	—	—	—
Other operating loss	(6,387)	—	—	—	—
Other operating gains (losses)	1,317	—	(27)	(5,438)	(6,230)
Operating (loss) income	(1,620)	47,115	202,756	121,031	60,186
Dividend income	27,203	30,960	—	—	—
Gain on loss of control	—	—	853,996	—	—

Gain on business acquisition	—	—	4,084	—	—
Other non-operating income (expenses)	281	(3,355)	(151)	541	4,196
Net financial expenses (income)	87,852	(41,768)	42,868	53,102	66,961
(Loss) Income before equity in net earning (losses) of affiliates, income taxes and non-controlling interests	(61,988)	116,488	1,017,817	68,470	(2,579)
Income taxes	1,114	3,404	(2,765)	1,705	(1,427)
Non-controlling interests	(1,655)	—	(43,140)	(21,625)	5,825
Equity in net earnings (losses) of affiliates	19,408	15,821	(609)	(1,900)	(1,435)
Net (loss) income attributable to the shareholders	(43,121)	135,713	971,303	46,650	384
(Loss) earnings per common share
- basic (4)	(0.50)	1.69	12.09	0.62	0.01
- diluted (4)	(0.50)	1.59	11.66	0.62	0.01
Cash dividends declared and paid per common share(5)	1.80	1.35	1.93	1.13	0.45
Weighted average number of shares – basic (4)	87,013	80,530	80,324	74,707	67,173
Weighted average number of shares – diluted (4)	87,013	80,911	84,243	75,033	67,393
Balance Sheet Data (as of end of year):
Cash and cash equivalents	191,410	125,347	424,714	66,913	164,717
Restricted cash and short-term investments (6)	74,162	23,432	1,551	28,012	21,815
Amounts due from related parties (short-term)	9,967	6,311	5,915	354	222
Short term debt due from a related party	20,000	—	—	—	—
Vessel held-for-sale (7)	132,110	—	—	—	—
Assets held-for-sale (8)	284,955	—	—	—	—
Amounts due from related parties (long-term)	—	—	34,953	—	—
Long-term restricted cash (6)	425	3,111	—	185,270	186,041
Investment in available-for-sale securities	275,307	267,352	353,034	—	—
Investments in affiliates	335,372	350,918	367,656	22,529	20,276
Cost method investments	204,172	204,172	198,524	7,347	7,347
Newbuildings	344,543	767,525	435,859	190,100	—
Asset under development	345,205	—	—	—	—
Vessels and equipment, net	1,648,888	811,715	573,615	1,203,003	1,103,137
Vessels under capital lease, net (9)	—	—	—	501,904	515,666
Total assets	3,991,993	2,665,221	2,414,399	2,232,634	2,077,772
Current portion of long-term debt	116,431	30,784	14,400	64,306	105,629
Liabilities held-for-sale (8)	164,401	—	—	—	—
Current portion of obligations under capital leases	—	—	—	5,909	5,766
Long-term debt (including debt due to a related party)	1,264,356	686,244	490,506	707,243	691,549
Long-term obligations under capital leases (9)	—	—	—	399,934	406,109
Non-controlling interests (10)	1,655	—	—	78,055	188,734
Stockholders' equity	2,282,507	1,804,137	1,764,319	677,765	410,588
Common shares outstanding (4)	93,415	80,580	80,504	80,237	67,808

	2014	2013	2012	2011	2010
Cash Flow Data (1):
Net cash provided by operating activities	24,873	67,722	233,810	116,608	51,710
Net cash (used in) provided by investing activities	(1,429,270)	(533,067)	(290,700)	(298,644)	364,736
Net cash provided by (used in) financing activities	1,470,460	165,978	414,691	84,232	(373,960)
Fleet Data (unaudited)
Number of vessels at end of year (11)	13	7	6	12	12
Average number of vessels during year (11)	8.8	5.5	12.6	12	12.7
Average age of vessels (years)	10.8	18.7	25.4	18.8	17.8
Total calendar days for fleet	2,133	2,012	4,615	4,380	4,644
Total operating days for fleet (12)	2,059	1,501	3,684	3,255	2,939
Other Financial Data (unaudited):
Average daily time charter equivalent earnings, or TCE (13) (to the closest $100)	33,100	50,900	94,400	87,700	57,200
Average daily vessel operating costs (14)	$23,240	$38,300	$18,780	$14,354	$12,080

Footnotes

(1) From the initial public offering of our former subsidiary, Golar Partners, in April 2011, or the IPO, until the time of the first annual general meeting of unitholders of Golar Partners, or the AGM,on December 13, 2012, pursuant to the partnership agreement of Golar Partners, we retained the sole power to appoint, remove and replace all of the members of the Partnership's board of directors. Accordingly, Golar Partners was treated as our controlled subsidiary and Golar Partners' results were consolidated with the results of the Company. From the first AGM held by Golar Partners, the majority of the Partnership's board members became electable by the common unitholders, and from such date, we no longer retain the power to control the board of directors and hence the Partnership and accordingly, we deconsolidated Golar Partners and its subsidiaries from our consolidated financial statements. As a result, from December 13, 2012, Golar Partners has been considered our affiliate entity. The deconsolidation of Golar Partners resulted in a gain of $854 million recognized in 2012.

A summary of the key significant changes in our financial results, as a consequence of the deconsolidation, include:

•	A decrease in operating income and individual line items therein, in relation to Golar Partner’s fleet;

•	A decrease in net financial expense in respect of Golar Partner’s debt and capital lease obligations, net of restricted cash deposits.

Offset by recognition of:

•	Gains on disposals to Golar Partners.

•	Management fee income from the provision of services to Golar Partners under each of the management and administrative services and the fleet management agreements.

•	Dividend income in respect of our interests in common units, general partner interests (during the subordination period) and incentive distribution rights, or IDRs, of Golar Partners.

•
Equity in net earnings of affiliates, will change to reflect our share of the results of Golar Partners calculated with respect to our interests in its subordinated units only, but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control.

In addition, our Balance Sheet as at December 31, 2012 was affected in the following ways by the deconsolidation:

Balance Sheet:

•	"Investment in available-for-sale securities" of $353.0 million was initially recognized representing our common unit interests held in Golar Partners.

•
"Investment in affiliates" of $362.1 million was initially recognized representing our subordinated unit interests held in Golar Partners that during the subordination period will be accounted for under the equity method.

•	"Cost method investments"of $191.2 million was initially recognized representing our 2% general partner interest and 100% of the IDRs held in Golar Partners.

•	The net book value of "Vessels and equipment" was reduced by $707.1 million.

•	The net book value of "Vessels under capital leases" was reduced by $485.6 million.

•	Restricted cash was reduced by $221.4 million.

•	Capital lease obligations were eliminated.

•	Long-term debt was reduced by $704.5 million.

•	Non-controlling interests were eliminated to the extent relevant to Golar Partners.

(2) Vessel operating expenses are the direct costs associated with running a vessel including crew wages, vessel supplies, routine repairs, maintenance, insurance, lubricating oils and management fees.

(3) Under a time charter, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port charges.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time and voyage charter, during periods of commercial waiting time or while off-hire during a period of drydocking.

Charter-hire expenses refers to the expenses related to vessels chartered-in under operating leases, but these all expired in September 2010.

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

(6) Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap line facilities, bid or performance bonds for projects we may enter.

(7) In December 2014, we entered into an agreement to sell our LNG carrier, Golar Viking, to PT Perusahaan Pelayaran Equinox, or Equinox. This vessel was classified as held for sale in our consolidated balance sheet as at December 31, 2014. We completed the sale in February 2015.

(8) In December 2014, we entered into an agreement to sell our interests the companies that own and operate the FSRU, Golar Eskimo, to Golar Partners. As at December 31, 2014, we classified the assets and liabilities of the Golar Eskimo as held for sale. Accordingly, the Golar Eskimo was acquired by Golar Partners in January 2015.

(9) Prior to the deconsolidation of Golar Partners in December 2012, we were party to lease financing arrangements in respect of eight of our vessels. In respect of six of these leases, we borrowed under term loans and deposited the proceeds into restricted cash accounts.  Concurrently, we entered into capital leases for the vessels, and the vessels were recorded as assets in our balance sheet.  These restricted cash deposits, plus the interest earned, equaled the approximate remaining amounts we owed under the capital lease arrangements. When interest rates increased and there was a surplus in the restricted cash account, that surplus was released to us as working capital. Similarly, when interest rates decreased and there was a deficit, those deficits were funded out of our working capital.  In these instances, we considered payments under our capital leases to be funded through our restricted cash deposits, and our continuing obligation was the repayment of the related term loans. During 2010, the outstanding lease liability on five vessels was settled, when we repaid the respective lease financing obligations out of the related restricted cash deposits.  Under U.S. GAAP, we recorded both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets on our balance sheet.  This accounting treatment had the effect of increasing both our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.  Pursuant to the deconsolidation of Golar Partners in December 2012, the capital lease obligations and the related restricted cash with respect to our lease financing arrangements have been deconsolidated from our balance sheet.

10) Our non-controlling interest in 2014 refers to the 100% ownership interest of Hai Jiao 1401 Limited ("1401 Limited") on the Golar Glacier and 10% interest held by KSI Production Pte Ltd, or KSI, in the Hilli.  We consider Hai Jiao 1401 Limited a variable interest entity.

Our non-controlling interests in 2013 and 2012 have been reduced to $nil pursuant to the deconsolidation of Golar Partners on December 13, 2012. Our non-controlling interests as at the deconsolidation date of Golar Partners referred to a 45.9% ownership interest held by private investors in Golar Partners following its initial public offering in April 2011.

In addition, as of December 31, 2010, our non-controlling interests included 39% in respect of Golar Energy, a formerly listed entity on the Oslo Axess. In mid 2011, we reacquired the non-controlling interest in Golar Enegy, thus increasing our ownership interest to 100% and delisted Golar Energy from the Oslo Axess in July 2011.

(11) As of December 31, 2014, we hold approximately 90% interest in the Hilli and a 100% ownership interest in our other vessels, other than the Golar Glacier. She is owned by 1401 Limited, which we consider a variable interest entity, or VIE. The significant increase in the number of vessels from 2013 to 2014 was due to the delivery of five LNG carriers and two FSRUs, but partially offset by the sale of the company which owns and operates the Golar Igloo to Golar Partners in March 2014. The increase in the number of vessels from 2012 to 2013 is a result of the delivery of two LNG carriers, offset by the sale of the interest in the company that owns and operates the Golar Maria to Golar Partners. The significant decrease in the number of vessels between 2011 and 2012 is principally a result of the deconsolidation of Golar Partners on December 13, 2012.

(12) The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire.  We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(13) Non-U.S. GAAP Financial Measure: Time charter equivalent, or TCE, rate is a measure of the average daily performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE rate.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Time and voyage charter revenues	95,399	90,558	409,593	299,848	244,045
Voyage expenses	(27,340)	(14,259)	(9,853)	(6,042)	(20,959)
	68,059	76,299	399,740	293,806	223,086
Calendar days less scheduled off-hire days	2,059	1,994	4,245	3,352	3,901
Average daily TCE rate (to the closest $100)	33,100	38,300	94,200	87,700	57,200

(14) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days.

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

Risks Related to our Company

We cannot guarantee that our FLNG contract negotiations will progress favorably or our expansion into the FLNG market will be profitable.

We continue to negotiate an employment contract for the Hilli. While on-going negotiations are positive, we cannot guarantee that we will be able to secure her employment. We continue to market our other FLNG (floating liquefaction) units to several prospective customers. Our aim is to find strong strategic partners that have an interest in utilizing one or several vessels to produce LNG from a specific defined gas reserve. It is uncertain however that a final strategic partnership can be concluded within the same time frame. This mismatch significantly increases the risks of our FLNG conversion projects but also gives us more flexibility in optimizing our projects' returns. Our inability to reach agreement on terms that are favorable to us may have an adverse effect on our financial condition.

Completion of the conversion of the Hilli and Gimi will be dependent on our obtaining additional financing.

As of December 31, 2014, we have approximately $2.0 billion in aggregate additional payments for the completion of the Hilli  and Gimi conversions over the next 2 years. While we believe we will be able to arrange financing as necessary for the remaining payments due for the Hilli and the Gimi conversions, to the extent we do not timely obtain necessary financing, the completion of the conversions could be delayed or we could suffer financial loss, including the loss of all or a portion of the payments we had made to Keppel Shipyard Limited, or Keppel, and any deficiency if the shipyard is not able to recover its costs from the sale of the vessels.
.
If there are substantial delays or cost overruns in completing any of our GoFLNG conversions or if the converted GoFLNG units do not meet certain performance requirements our earnings and financial condition could suffer.

The Hilli will be the world’s first LNG carrier to have been retrofitted for FLNG service. Due to the new and highly technical process, each of our GoFLNG conversion projects is subject to risks that could negatively affect our earnings and financial condition, including risk of delays or cost overruns. For example, the highly technical work is only capable of being performed by a limited number of contractors. Accordingly, a change of contractors for any reason would likely result in higher costs and a significant delay to our delivery schedules. In addition, given the novelty of our GoFLNG conversion projects, the completion of retrofitting our vessels as GoFLNG units is generally subject to risks of significant cost overruns. As well, if the shipyard is unable to deliver any converted GoFLNG unit on time, we might be unable to perform related charters. Any substantial delay in the conversion of any of our vessels into GoFLNG units could mean we will not be able to satisfy potential employment. To date, there are no delays on the progress of the Hilli conversion.

Furthermore, if any of our GoFLNG units, once converted, is not able to meet certain performance requirements or perform as intended, we may have to accept reduced charter rates. Alternatively, it may not be possible to charter the converted GoFLNG unit at all, which would have a significant negative impact on our cash flows and earnings.

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
Our obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:

•	merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets;

•	make or pay equity distributions;

•	incur additional indebtedness;

•	incur or make any capital expenditures;

•	materially amend, or terminate, any of our current charter contracts or management agreements; or

•	charter our vessels.

Our loan agreements also require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current long-term debt), minimum levels of stockholders' equity and maximum loan to value clauses. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans agreements, which, unless waived by our lenders, could provide our lenders with the right to~~,~~ require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business.
Because of the presence of cross-default provisions in most of our and Golar Partners’ loan and lease agreements that cover both us and Golar Partners, the refusal of any one lender or lessor to grant or extend a waiver could result in the acceleration of our indebtedness under our other loan and lease agreements even if our or Golar Partners’ other lenders or lessors have waived covenant defaults under the respective agreements. A cross-default provision means that if we or Golar Partners default on one loan or lease we would then default on our other loans.
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

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2014, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $1,115 million and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.33.

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

•	We may be more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	Our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions may be limited.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012, is no longer consolidated with our financial results, and our investment is subject to the risks related to Golar Partners' respective business.

As of December 31, 2014, we had an ownership interest of 41.4% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the IDRs of Golar Partners. The aggregate carrying value of our investments in Golar Partners as of December 31, 2014 was $801.0 million, which represents our total interests in the common, subordinated and general partner units and the IDRs. We account for our interests in the subordinated units under the equity method, the common units as available-for-sale securities and the general partner units and IDRs as cost-method investments. Please see Note 6 "Deconsolidation of Golar Partners" to our Consolidated Financial Statements included here in for further detail. In January 2015, we completed our secondary offering of 7,170,000 common units, representing limited partner interests in Golar Partners, reducing our ownership interest in Golar Partners to 30%.
In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $61.3 million for the year ended December 31, 2014. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $10.7 million for the year ended December 31, 2014.

Accordingly, the value of our investment and the income generated from our investment in Golar Partners is subject to a variety of risks, including the risks related to its business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of April 24, 2015, Golar Partners had a fleet of ten vessels, that we manage under the management agreements referred to above, that operate under medium to long-term charters with a concentrated number of charterers which include BG Group, Petrobras, Pertamina, Dubai Supply Authority ("DUSUP"), PT Nusantara Regas, or PTNR, Eni S.p.A, The Government of Hashemite Kingdom of Jordan and Kuwait National Petroleum Company, or KNPC. Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, or under certain operational circumstances, a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

The common units of Golar Partners are listed on the Nasdaq Global market and due to their preferential distribution and liquidation rights during the subordination period are accounted for as available-for-sale securities. As of December 31, 2014, the fair value of our investment in the common units of Golar Partners was $275.3 million, but the value of this investment was reduced following the secondary offering in January 2015 discussed above. If the price of the common units of Golar Partners declines due to other than temporary reasons, we would be required to recognize future impairment charges which may have a material adverse effect on our results of operations for the period that the impairment charges are recognized.

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

Our growth strategy focuses on expansion in the floating storage and regasification sector and the LNG shipping sector.  While global LNG demand has continued to rise, the rate of its growth has fluctuated for several reasons, including the global economic crisis and continued economic uncertainty, fluctuations in price of natural gas and other sources of energy, the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new and expended LNG projects, including liquefaction projects. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs and LNG carriers, which could be negatively affected by a number of factors, including but not limited to:

•	price and availability of crude oil and petroleum products;

•	increases in interest rates and other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas;

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

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•
infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects; and

•	availability of new, alternative energy sources, including compressed natural gas.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon expiration or early termination of our current charter arrangements. Reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition and ability to make cash distributions to our unitholders.

In addition, in late 2014 and early 2015, global crude oil prices fell significantly. A continued decline in oil prices could negatively affect growth in LNG production . The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. Some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG carriers  beyond 2020.  If this were to happen and assuming Golar had not successfully chartered its current fleet on long term contracts between now and 2020, a potential sustained decline in the delivery of new LNG volumes, chartering activity and consequently charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; or

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

The LNG trade increased by 2% from 2013 to 2014. This growth was less than expected as a new project in Angola failed to sustain full operations. Continued economic uncertainty, the current low oil price environment and the continued acceleration of unconventional natural gas production have contributed to the delay or cancellation of certain other projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. These factors could have an adverse effect on our ability to secure future term charters at acceptable rates.

We operate our vessels in the spot/short-term charter market for LNG vessels.  Failure to find profitable employment for these vessels, or our newbuildings upon their delivery, could adversely affect our operations.

 We currently have nine vessels operating in the spot/short-term charter market, the market for chartering an LNG carrier for a single voyage, or for a short time period of up to two years.  We entered into newbuilding contracts for the construction of ten LNG carriers and three FSRUs, twelve of which (ten LNG carriers and two FSRUs), have been delivered to date. The remaining FSRU is expected to be delivered in December 2015. We may also employ certain of our vessels through medium to long-term time charters.

Spot/short-term charters expose us to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable under time charters or in the spot market may be uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.  The supply and demand balance for LNG carriers and FSRUs is also uncertain.

We also cannot assure you that we will be able to successfully employ our existing vessels in the future or our newbuildings upon their delivery at rates sufficient to allow us to operate our business profitably or meet our obligations.  If we are unable to find profitable employment or re-deploy an LNG carrier or FSRU, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain that vessel in proper operating condition.  A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

If there is a delay or default by the shipyard or if the shipyard does not meet certain performance requirements, our earnings and financial condition could suffer.

In 2011, we entered into contracts for the construction of thirteen newbuildings, including ten LNG carriers and three FSRUs for an aggregate purchase price of approximately $2.8 billion. As of April 24, 2015, twelve vessels (ten LNG carriers and two FSRUs) have been delivered (two of which have been sold to Golar Partners) and we have paid to the shipyards a total of approximately $2.6 billion of the aggregate purchase price since the commencement of the contracts. The remaining FSRU is due for delivery in December 2015.

Our remaining newbuild, is contracted with Samsung Heavy Industries Co. Ltd., or Samsung. In the event the shipyard does not perform under the contract discussed above and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, the project is subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessel, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyard is unable or unwilling to deliver the vessel, we may not have substantial remedies. Failure to construct or deliver the ship by the shipyard or any significant delays could increase our expenses and diminish our net income and cash flows.

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

We have entered into, and may enter in the future, contracts, charter contracts, newbuilding contracts, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps.  Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The current and future state of the global financial markets and current economic conditions may adversely impact our ability to obtain new financing or to refinance our existing debt portfolio on terms acceptable to us or could cause us to recognize losses, which would negatively impact our business.

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

If the global economic environment declines, we may be negatively affected in the following ways:

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

Currently, we rely primarily on the revenues generated from our LNG carriers and FSRUs and cash distributions from Golar Partners.  Due to the lack of diversification in our lines of business, an adverse development in our LNG carrier and FSRU business, in the LNG industry, or in the offshore energy infrastructure industry, generally, would have a significant impact on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses and drydock capital expenditures depend on a variety of factors, including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry.  Also, while we do not bear the cost of fuel (bunkers) under our time and voyage charters, fuel is a significant, if not the largest, expense in our operations when our vessels are operating under voyage charters, are idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter.  If costs continue to rise, they could materially and adversely affect our results of operations.

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

We expect to be exposed to volatility in the London Interbank Offered Rate, or LIBOR, and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2014, we had total outstanding long-term debt of $1.4 billion, of which $1.3 billion was exposed to a floating interest rate~~.~~ based on LIBOR, which has been stable recently but was volatile in prior years and which could affect the amount of interest payable on our debt.  In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations.  As of December 31, 2014, we have interest rate swaps with a notional amount of $1.5 billion representing approximately 107% of our total debt.  While we are currently over-hedged, this will normalize as we drawdown on our facilities as we take delivery of our newbuildings. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, under which loans have been advanced at a floating rate and for which we have not entered into an interest rate swap or other hedging arrangement.  Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  Our current fleet has a weighted average age of approximately 17.3 years.  Due to improvements in engine technology, older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels.  Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.

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

In order to fund future FLNGV and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities.  Use of cash from operations may reduce the amount of cash available for dividend distributions.  Our ability to obtain bank financing or to access the capital markets for any future debt or equity offerings may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.  Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends.  Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters could limit our ability to fund our growth and capital expenditures. The issuance of additional equity securities would dilute your interest in us and reduce dividends payable to you.  Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

                We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition. Please read "Item 8 Financial Information-Legal Proceedings and Claims."

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and certain information reporting requirements.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  Please see the section of this annual report entitled "Taxation" under "Item 10. Additional Information-E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

In addition, continuing conflicts and recent developments in Europe, with respect to the Ukraine and Russia, in the Middle East, including Israel, Iraq, Syria, and Egypt, and in North Africa, including Libya, and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism and piracy have also affected vessels trading in regions throughout the world. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as South China Sea, Arabian Sea, Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden, the Indian Ocean, and increasingly in the Gulf of Guinea, with tanker vessels particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss and, if these values are higher when we are attempting to acquire vessels, we may not be able to acquire vessels at attractive prices.

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement.  If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them.  When vessel values are low, we may not be able to dispose of vessels at a reasonable price when we wish to sell vessels, and conversely, when vessel values are elevated, we may not be able to acquire additional vessels at attractive prices when we wish to acquire additional vessels, which could adversely affect our business, results of operations, cash flow, financial condition and ability to make distributions to shareholders. Please refer to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Vessel Market Values" for further information.

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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.
On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.
Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.
As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.
The U.S. has imposed sanctions against certain designated Russian entities and individuals or U.S. Russian Sanctions Targets. These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

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
Our insurance coverage may be insufficient to cover losses that may occur to our property or result from our operations or our insurance costs may increase significantly.

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

Our vessels traveling in international waters are subject to various existing regulations published by the United Nation's International Maritime Organization, or the IMO, such as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL Convention.  In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996 and subsequently amended by the April 2010 Protocol.  The HNS Convention introduces strict liability for the shipowner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas.  However, the HNS Convention lacked the ratifications required to come into force.  In April 2010, a consensus at the Diplomatic Conference convened by the IMO adopted the 2010 Protocol.  Under the 2010 Protocol, if damage is caused by bulk HNS, compensation would first be sought from the shipowner. The 2010 Protocol has not yet entered into effect.  It will enter into force eighteen months after the date on which certain consent and administrative requirements are satisfied.  While a majority of the necessary number of states has indicated their consent to be bound by the 2010 Protocol, the required minimum has not been met.

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

Please see “Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "-Other Regulations" below for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the Clean Water Act, and the Clean Air Act.  In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.  These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution.  Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.  As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Please read "Item 4 Information on the Company-B. Business Overview-Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "-Other Regulations" below for a more detailed discussion on these topics.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes.  These regulations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union, or EU, regulations.

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

Please read "Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "-Other Regulation" below for a more detailed discussion on these topics.

Further changes to existing environmental legislation that is applicable to international and national maritime trade may have an adverse effect on our business.

We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all LNG carriers in the marine transportation markets and offshore LNG terminals.  For example in September 2014, an IMO sub-committee agreed to a draft of the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG, and that the IGF Code be made mandatory under SOLAS through proposed amendments.  In November 2014 the IMO’s Maritime Safety Committee approved the amendments and they are expected to be adopted at the upcoming session in June 2015. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

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

Governments could requisition our vessels during a period of war or emergency.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations, cash flows, and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Golar Arctic is certified by Lloyds Register, the Golar Frost and the Golar Bear are certified by the American Bureau of Shipping and all our other vessels are each certified by Det Norske Veritas. The Lloyds Register, American Bureau of Shipping and Det Norske Veritas are all members of the International Association of Classification Societies.  All of our vessels have been awarded ISM certification and are currently "in class."

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

Risks Related to our Common Shares

If we fail to meet the expectations of analysts or investors, our stock price could decline substantially.
In some quarters, our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common stock could decline.
Important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include, but are not limited to:

•	prevailing economic and market conditions in the natural gas and energy markets;

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•	declines in demand for LNG;

•	increases in the supply of vessel capacity operating in the spot/short-term market;

•	marine disasters; war, piracy or terrorism; environmental accidents; or inclement weather conditions;

•	mechanical failures or accidents involving any of our vessels; and

•	drydock scheduling and capital expenditures.

Most of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely.

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Historically, the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies.  Our common shares have traded on the Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue.  The market price for our common shares has historically fluctuated over a wide range.  In 2014, the closing market price of our common shares on the Nasdaq has ranged from a low of $31.44 on December 16, 2014 to a high of $72.50 per share on September 19, 2014.  As of April 24, 2015, the closing market price of our common shares on Nasdaq was $35.24.  The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our GoFLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control.  The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares.
We may issue additional common shares or other equity securities in the future in connection with, among other things, vessel conversions, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, in each case without shareholder approval in a number of circumstances.
Our issuance of additional common shares or other equity securities would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries and affiliates.

We are a holding company whose assets mainly comprise equity interests in our subsidiaries and other quoted and non-quoted companies and our interest in our affiliate, Golar Partners.  As a result, should we decide to pay dividends, we would be dependent on the performance of our operating subsidiaries and other investments.  If we were not able to receive sufficient funds from our subsidiaries and other investments, including from the sale of our investment interests, we would not be able to pay dividends unless we obtain funds from other sources.  We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

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

Because our offices and most of our assets are outside the United States, our shareholders may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

We, and most of our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are and will be located outside the U.S.  In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S.  As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts.  In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries' assets are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We may become subject to taxation in Bermuda which would negatively affect our results.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares.  We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that a future Minister would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Golar LNG Limited is a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects.

We were incorporated as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  Our telephone number at that address is 1 (441) 295-4705.  Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom and our telephone number at that address is +0 44 207 063 7900.

Our business was originally founded in 1946 as Gotaas-Larsen Shipping Corporation, or Gotaas-Larsen. Gotaas-Larsen entered the LNG shipping business in 1970 and in 1997 was acquired by Osprey Maritime Limited, or Osprey, then a Singapore listed publicly traded company.  In May 2001, World Shipholding Ltd., or World Shipholding, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, acquired Osprey, which was subsequently delisted from the Singapore Stock Exchange.  On May 21, 2001, we acquired the LNG shipping interests of Osprey and we listed on the Oslo Stock Exchange in July 2001 and traded under the symbol "GOL." We subsequently delisted from the Oslo Stock Exchange on August 30, 2012. We have been listed on Nasdaq since December 2002 and trade under the symbol "GLNG."

Our strategy to become a LNG floating solution provider began in 2002 when we undertook a study to consider the conversion of an existing LNG carrier into a FSRU and continued in 2004 with a similar study for the conversion of a LNG carrier into a floating power generation plant, or FPGP. In December 2005, Keppel of Singapore signed a contract with us for the first ever conversion of an existing LNG carrier into a FSRU, with the Golar Spirit and the Golar Winter, being our first firm FSRU charters in April 2007.

In June 2014, we closed a registered equity offering of 12,650,000 shares of our common stock, which included 1,650,000 common shares purchased pursuant to the Underwriters' option to purchase additional common shares. The issue price was $54.0 per share with total net proceeds of $661 million. A portion of the proceeds of the offering was used to fully fund initial milestone payments for the conversion of our LNG carrier, the Hilli, to a FLNGV.

In September 2014, we closed a secondary offering of 32,000,000 shares of our common stock, which included 4,173,913 common shares purchased pursuant to the Underwriters' option to purchase additional common shares, held by our previous principal shareholder, World Shipholding, at a price to the public of $58.50 per share. Following the offering, World Shipholding’s stake in us was reduced from 36% to 2%. We did not receive any proceeds from the sale of common shares by World Shipholding. As of December 31, 2014, World Shipholding owned 2% of our issued and outstanding common shares.

In line with our ambition to become an integrated LNG midstream asset provider, we are looking to invest in small scale LNG projects and have completed a Front End Engineering and Design, or FEED, study for the conversion of three of our oldest carriers into small to mid-scale floating liquefaction units. The FEED study supported our view that a conversion of an old LNG carrier into a FLNGV is viable and cost effective. In relation to this, we have entered into definitive documentation with Keppel, for the conversion of the LNG carriers, the Hilli and the Gimi, to FLNGVs, which became effective in July 2014 and December 2014, respectively. These are expected to be delivered late 2017.

Golar Partners

In September 2007, we formed Golar Partners under the laws of the Republic of the Marshall Islands as a wholly-owned subsidiary. Golar Partners was formed to own vessels with long-term charters typically five years or longer through wholly- owned subsidiaries in order to distribute the different risk profiles of the different vessel types of total fleet controlled or affiliated with Golar. Golar Operating LLC, or the General Partner, our wholly-owned subsidiary was also formed in September 2007 to act as the general partner of Golar Partners under the limited partnership agreement of Golar Partners, and under that agreement the General Partner received a 2% general partner interest and 100% of the IDRs in Golar Partners

In April 2011, we completed the IPO of Golar Partners. Golar Partners is listed on Nasdaq under the symbol "GMLP."

We entered into the following agreements with Golar Partners in connection with its IPO: (a) a management and administrative services agreement pursuant to which Golar Management, one of our wholly-owned subsidiaries, provides certain management administrative support services; (b) fleet management agreements pursuant to which certain commercial management and technical management services are provided by our affiliates including Golar Management and Golar Wilhelmsen; and (c) an omnibus agreement, or the Omnibus Agreement, governing, among other things when the Company and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers.

During the period from the IPO of Golar Partners in April 2011 until the time of its first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. Under the provisions of Golar Partners' partnership agreement, the General Partner, our wholly owned subsidiary, irrevocably delegated the authority to Golar Partners' board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. From the first AGM of Golar Partners, the majority of the board members became electable by common unitholders and accordingly, from this date we no longer retain the power to control the board directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.

Since the IPO of Golar Partners, they have conducted four follow-on offerings, and we have sold a portion of our interests in Golar Partners in two secondary offerings. As of April 24, 2015, we own the following interests in Golar Partners: 1,668,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through our ownership of the general partner) and all of the incentive distribution rights. The common, subordinated and general partner units amount to approximately 30% of Golar Partners total units in issue and this is expected to remain as a long-term holding.

Since the IPO of Golar Partners, we have sold equity interests in the following six vessels to Golar Partners, the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria, the Golar Igloo and more recently, the Golar Eskimo (in January 2015) for an aggregate value of $1.9 billion. As of April 24, 2015, Golar Partners had a fleet of ten vessels acquired from or contributed by us.

The majority of the proceeds received from the sales of these vessels to Golar Partners have been used to make installment payments under our newbuilding program. Furthermore, the sale of these assets has made Golar Partners a more profitable company which has resulted in increased distributions to unitholders of Golar Partners. As a major shareholder of Golar Partners and the beneficial owner of Golar Partners' IDRs, we have benefited from the increased distributions.

As of April 24, 2015, together with the fleet held by Golar Partners, we own and operate twenty-five vessels comprising of six FSRUs and nineteen LNG carriers, including our newly acquired vessel, Abuja and a 60% interest in the vessel-owning subsidiary that owns the Golar Mazo which is owned through a joint venture arrangement between Golar Partners and the Chinese Petroleum Corporation, the Taiwanese state-owned oil and gas company. One LNG carrier, the Hilli, is undergoing conversion into a FLNGV. The remaining vessels, except for the Gimi and the Gandria, are either on fixed or spot charters, available for employment or under construction (i.e. the Golar Tundra). The Gimi and the Gandria are currently laid up for potential conversion to FLNGVs.

Vessel Operations - segment

Vessel acquisitions, disposals, conversions and other significant transactions

During the three years ended December 31, 2014, we invested $2.3 billion in our vessels, equipment, newbuildings and asset under development.

In November 2012, we sold our interests in the wholly-owned subsidiaries that lease and operate the LNG carrier, Golar Grand to Golar Partners for $265 million.

In November 2012, we entered into a five-year time charter agreement with LNG Shipping S.p.A. for our LNG carrier, the Golar Maria. In February 2013, we sold our equity interest in the company that owns and operates the Golar Maria to Golar Partners for $215 million, of which $127.9 million was paid in cash and the remainder was paid through the assumption of $89.5 million of the debt associated with the vessel and interest rate swap liability of $3.1 million plus purchase price adjustments of $5.5 million.

In March 2014, we sold our interest in the company that owns and operates the FSRU, Golar Igloo, to Golar Partners for $310 million, of which $156 million was paid in cash and the remainder was paid through the assumption of $161.3 million of debt associated with the vessel, plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.7 million, respectively.

In October 2014, one of our consolidated subsidiaries sold the Golar Glacier to 1401 Limited, an ICBC special purpose vehcile. The purchase consideration for this sale reflected the market value of the vessel as of the delivery date which was valued at $204.0 million. Upon closing, we received $185.6 million, with the remaining balance to be deferred and netted off against the termination payment when we opt to buy back the vessel. This vessel was simultaneously chartered back over a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 years lease period.

On January 20, 2015, we completed our sale of our equity interests in the companies that own and operate the Golar Eskimo to Golar Partners for the price of $390.0 million for the vessel (including charter) less the assumed $162.8 million of bank debt plus other purchase price adjustments. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us. The loan from us has a two year term with interest chargeable at LIBOR plus a blended margin of 2.84%.

In February 2015, we sold the LNG carrier, the Golar Viking, to PT Equinox for $135 million, of which $2 million was paid in cash and the remainder was paid through the assumption of $133 million of debt associated to the vessel.

In April 2015, we acquired the LNG carrier Abuja, for a consideration of $20 million.

As of April 24, 2015, we have taken delivery of twelve of the thirteen contracted newbuildings that we entered into contracts for in 2011. Accordingly, one FSRU remain to be delivered by the end of 2015.

Investments

During the three years ended December 31, 2014 and through April 24, 2015, we acquired and divested interests in a number of companies including:

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

In January 8, 2015, Golar announced its secondary offering of 7,170,000 common units, representing its limited partner interests in Golar Partners, at a price of $29.90 per unit. The net proceeds of the offering are to be used to fund a portion of the recently announced contract with Keppel to convert one of Golar’s first generation LNG carriers, the Gimi, into a floating natural gas liquefaction facility. As of April 25, 2015, we own the following interests in Golar Partners: 1,668,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through our ownership of the general partner) and all of the incentive distribution rights. The common, subordinated and general partner units amount to approximately 30% of Golar Partners total units in issue and this is expected to remain as a long-term holding.

FLNG – segment

Hilli FLNGV conversion

On May 22, 2014, we entered into a contract with Keppel, or the Conversion Agreement, for the conversion of the 125,000 m3 LNG carrier the Hilli to a FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch, or B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V, which among other things ensures our ability to enforce all obligations under both the Conversion Agreement and the sub-contract. We expect the conversion will be completed and the FLNGV delivered in 2017, followed by mobilization to a project site for full commissioning. Once operational as an FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 m3 of LNG. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.
Gimi FLNGV conversion

In December 2014, we entered into an agreement with Keppel for the conversion of the Gimi to a FLNGV. The agreement include certain cancellation provisions, which if exercised prior to November 2015, will allow for the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee.

Investments and Shareholder agreements
Keppel Shareholder Agreement

In September 2014, our subsidiary, Golar GHK Lessors Limited, entered into a share sale and purchase agreement with KSI Production Pte Ltd (a subsidiary of Keppel Corporation Limited) pursuant to which Keppel purchased from Golar GHK Lessors Limited 10% of the shares in Golar Hilli Corporation, the owner of the Hilli. Golar GHK Lessors Limited and KSI Production Pte Ltd, together with Golar Hilli Corporation, have also entered into a shareholders' agreement which governs the relationship between Golar GHK Lessors Limited and KSI Production Pte Ltd with respect to the conduct of the business to be undertaken by Golar Hilli Corporation, which includes seeking opportunities, and entering into agreements, with respect to the deployment and use of the Hilli for natural gas liquefaction projects. Under the shareholder’s agreement, Golar appoints the majority of directors and certain strategic decisions are subject to shareholder consent. Golar Hilli Corporation Limited may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution cap (after which funding is discretionary but non-funding results in dilution of the shareholders' interest). As of December 31, 2014, total funding provided for the Hilli conversion project amounted to $324.7 million.

Black and Veatch Agreement

On November 13, 2014, we entered into a contract with Black & Veatch International, a wholly owned subsidiary of Black & Veatch Corporation to sell a 1% stake in the Golar Hilli Corporation.

Perenco Cameroon and Societe Nationale de Hydrocarbures

In December 2014, we entered into a Heads of Agreement (the "HOA") with Societe Nationale de Hydrocarbures ("SNH") and Perenco Cameroon ("Perenco") for the development of a floating liquefied natural gas export project (the "Project") located 20 km off the coast of Cameroon and utilizing our floating liquefaction technology (GoFLNG). The HOA is premised on the allocation of 500 billion cubic feet of natural gas reserves from offshore Kribi fields, which will be exported to global markets via the GoFLNG facility Hilli, currently under construction at the Keppel Shipyard in Singapore. We will provide the liquefaction facilities and services under a tolling agreement to SNH and Perenco as owners of the upstream joint venture who also intend to produce liquified petroleum gas or LPG's for the local market in association with the Project. It is anticipated that the allocated reserves will be produced at the rate of some 1.2 million tonnes of LNG per annum over an approximate eight year period.

LNG trading – segment

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

During the first quarter of 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation to facilitate the commissioning of the Golar Igloo which entered in her long term charter with KNPC in March 2014.  The transaction was the first for the Company since 2011 when we scaled back our LNG trading activities.

B.      Business Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs.  Collectively, our fleet is comprised of nineteen LNG carriers and six FSRUs.  As of April 24, 2015, we have one remaining newbuilding commitment for the construction of an FSRU, with a scheduled delivery at the end of 2015, and agreements for the conversion of two LNG carriers, the Hilli and Gimi, to FLNGVs, with estimated deliveries by 2017 through to early 2018. Our vessels provide and have provided LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group, ENI, Petrobras, Dubai Supply Authority, Pertamina and many others. Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations.  We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions.

We intend to leverage on our relationships with existing customers and continue to develop relationships with other industry players. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping and FSRU solutions. We believe our customers place their confidence in our shipping, storage and regasification services based on the reliable and safe way we conduct our LNG carrier and FSRU operations.

In line with our ambition to become an integrated LNG midstream asset provider, we are looking to invest in small scale LNG projects and have completed a FEED study for the conversion of three of our oldest carriers into small to mid-scale floating liquefaction units. The FEED study supported our view that conversion of an old LNG carrier into a FLNGV is viable and cost effective. In relation to this, we have entered into definitive contracts with Singapore’s Keppel for the conversion of the LNG carriers the Hilli and the Gimi to FLNGVs, which became effective in July and December 2014, respectively.  These developments are complementary to our existing core business, namely shipping and provision of FSRUs, and so we remain firmly committed to growing our fleet by way of our newbuild assets referred to above.

As well as growing our core business and pursuing new opportunities along our value chain, we also offer commercial and technical management services for Golar Partners’ fleet. As of April 24, 2015, Golar Partners’ fleet included six FSRUs and four LNG carriers (which are included within the combined fleet of twenty-five described vessels above). Pursuant to a Golar Partners’ partnership agreement, it reimburses us for all of the operating costs in connection with the management of their fleet. In addition, we also receive a management fee equal to 5% of our costs and expenses incurred in connection with the provision of these services. These management fees were eliminated until December 13, 2012 when Golar Partners was deconsolidated.

We intend to maintain our relationship with Golar Partners and pursue mutually beneficial opportunities that we believe will include the sale of assets to Golar Partners to provide support for our LNG projects as well as to further our growth.

Our Business Strategy

                Our primary business objective is to grow our business and to provide significant returns to our shareholders. Golar’s strategic intent is to become a fully integrated LNG mid-stream services provider covering floating LNG liquefaction (GoFLNG), LNG shipping and floating LNG regasification. We aim to meet this objective by executing the following strategies:

•
Capitalize on Golar's established reputation:  We are an experienced and professional provider of LNG mid-stream services that places value on operating to the highest industry standards of safety, reliability and environmental performance.  We believe our strong technical capability and extensive commercial experience enables us to obtain attractive new business opportunities not readily available to other industry participants.

•
Operation of a high quality and modern LNG Carrier fleet:  We currently own and operate a fleet of high quality LNG Carriers with an average age of 2.6 years.  Our ten recently delivered vessels all utilize state of the art technology and are configured to be very attractive to the chartering community with high performance specifications.

•
Maintain our leadership position in the provision of FSRUs: We currently enjoy an industry leadership position in the development, delivery and operation of FSRUs based on an unblemished record of successful project delivery and highly reliable vessel operation. We will continue to work with our customers to identify and deliver new and profitable FSRU projects.

•
Utilize our industry expertise to develop new FLNG opportunities: Our GoFLNG investment proposition is built around a sound technical and commercial offering, derived from structurally lower unit capital costs, shorter lead times and lower project execution risk profiles. GoFLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers.  For the established LNG industry participants, the prospect of GoFLNG’s lower unit costs and risks provide an important and compelling alternative to the traditional giant land based projects especially in the current energy price environment, which we believe may well accelerate the pace of change.

•	Leverage on our affiliation with Golar Partners: We believe our affiliation with Golar Partners positions us to pursue a broader array of opportunities. This is demonstrated by:

▪       Pursuit of strategic and mutually beneficial opportunities with Golar Partners to date and since Golar Partners' IPO in April 2011, we have successfully sold six vessels in exchange for cash of approximately $1.9 billion which in part enables us to finance our newbuilding program as well as pursue other growth opportunities.

▪       Increased dividend income from our investment - Since Golar Partners' IPO, the quarterly dividend distributions of Golar Partners have increased from $0.385 pro-rated per unit to $0.5625 per unit for the quarter ended December 31, 2014.  This represents a 46% increase since the IPO.  Golar Partners' long-term charters, provide stable cash flows which allows Golar Partners to meet its quarterly distributions obligations to its unit holders, including us. As of April 24, 2015, we have a 30% interest (including our 2% general partner interest) in Golar Partners and hold 100% of Golar Partner's IDRs.

However, we can provide no assurance that we will be able to implement our business strategies described above.  For further discussion of the risks that we face, please read "Item 3. Key Information- D. Risk Factors".

The Natural Gas Industry

Predominantly used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.

According to the most EIA International Energy Outlook (2013), worldwide energy consumption is projected to increase by 56% from 2010 to 2040, with total energy demand in non-OECD countries increasing by 90%, compared with an increase of 17% in OECD countries. Natural gas consumption worldwide is forecast to increase by 64%, from 113 trillion cubic feet (or Tcf) in 2010 to 185 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice. The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for industrial and electric power sectors for environmental reasons.

Countries that have natural gas in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2013, worldwide proved natural gas reserves were 6,793 Tcf having grown by 39% over the past 20 years.  Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 55% of the world's natural gas reserves as of January 1, 2013, and the United States, the fifth largest holder of natural gas reserves, will see an increase in production growth from 21.2 tcf in 2010 to 33.1 tcf in 2040.  Production in the Australia/New Zealand region is forecast to increase from 1.9tcf in 2010 to 6.7tcf in 2040 with most originating from Australia and much of this coming to market over the next 4-5 years.  More recently, sizeable new discoveries have been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is now underway outside the US (Canada) and is slated to commence elsewhere including China, Australia, Mexico, Argentina, Britain and other parts of OECD Europe. Although reserves of unconventional natural gas are unknown, a 2013 EIA report on relatively near term technically recoverable shale gas indicates 7,299tcf of estimated risked recoverable resource. This estimate is 10% higher than that included in their 2011 report. Interestingly, the resource estimate for China is 13% lower than the 2011 expectation as a result of a downward revision to reserves in one particular basin. Much of the resource in this basin is deeper than what is currently considered to be commercially recoverable. Future advances in drilling technology have the potential to reverse this.

Although the growth in production of unconventional domestic natural gas has resulted in a reduced rate of growth in LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2014 a number of cargoes were redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. Ton miles will fall as Australian volumes which have more proximate off-takers begin to deliver in 2015. The recent grant of non-FTA export permits in respect of six US projects representing around 70 million tons of LNG per year does however raise the prospect of significant additional volumes being exported out of the US. As most of these exports will be transported on an LNG carrier to more distant markets we can expect ton miles to increase toward the end of this decade.

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

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, a handful of oil majors and independents including Golar have developed new and more cost competitive floating liquefaction solutions across a spectrum of project sizes. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s solution (GoFLNG), which focusses on the liquefaction of clean, lean pipeline quality gas is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the few solutions that can withstand the substantial drop in an oil and LNG prices seen since October 2014. GoFLNG will allow smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of GoFLNG’s lower unit costs and risks provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners ("Poten"), LNG Liquefaction delivered to market was 103 million tonnes per annum in 2000.  This increased to 247 million tonnes by 2014.  An unusually large number of unscheduled plant disruptions, force majeures and the early termination of export activities from Egypt due to insufficient feedgas together with feedgas limitations elsewhere prevented many export facilities from producing at, or in some cases, even near their nameplate capacity in 2012 and 2013. This resulted in global LNG trade dropping for the first time since 1980.  Liquefaction delivered did however resume its growth trajectory in 2014 following the successful start-up of new export facilities in Papua New Guinea and the first of several new Australian projects commencing operations. Approximately 116 million tonnes of new capacity is slated to come into operation between 2015 and 2018. Poten and Partners expect that this additional capacity will require around 199 additional LNG carriers for transportation.  The LNG carrier order book when added to the current surplus of carriers on the water is insufficient to timely meet this vessel requirement.

The LNG Fleet

As of the end of March 2015, the world LNG carrier fleet consisted of 430 LNG carriers (including 21 FSRUs and 17 vessels less than 18,000m3). By the end of March 2015, there were orders for 162 new LNG carriers (including 7 FSRUs, 4 vessels less than 18,000m3 and 5 floating production, storage and offloading ("FPSO")) units , the majority of which will be delivered between now and 2016.

The order book now defines the next generation of tradeable tonnage in regards to size and propulsion. The current ”standard” size for LNG carriers is approximately 166,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Disesel Electric (D/TFDE) or M-type, Electronically-controlled Gas Injection (MEGI) systems.

While there are a number of different types of LNG vessel and "containment system," there are two dominant containment systems in use today:

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

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 74% employ the Membrane containment system, 24% employ the Moss system and the remaining 2% employ other systems. Most newbuilds (85%) on order employ the membrane containment system because it most efficiently utilizes the entire volume of a ship's hull. In general, the construction period for an LNG carrier is approximately 28-34 months.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the tanker industry including the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG storage and regasification vessels are commonly known as FSRUs. The figure below depicts a typical FSRU.

The FSRU regasification process involves the vaporization of LNG and pressurising and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in an open-loop mode, a closed-loop mode, or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water that is circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargos offshore; and

•	shuttle carriers that regasify and discharge their cargos alongside.

Our business model to date has been focused on FSRUs that are permanently moored offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification capacity still exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea, Taiwan, and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities, as detailed in the paragraphs below, make them highly competitive in these markets. In the Middle East, Caribbean and South America almost all new regasification projects utilise an FSRU. FSRUs are also beginning to penetrate Asian markets led by Golar Partners' NR Satu in Jakarta, Indonesia and a variety of projects in India and South East Asia.

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, FSRU facilities are significantly less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. More recently, cost and time have become the main drivers behind the growing interest in the various types of floating LNG regasification projects. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land based projects) and at a significantly lower cost (20-50% less) than land based alternatives.

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (1-2 years) regasification solution or as a long-term solution for up to 40 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way. FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

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

Competition - LNG Carriers and FSRUs

As the FSRU market continues to grow and mature there are new competitors entering the market. In addition to Hoegh LNG, Excelerate and Golar, BW Gas and MOL have ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for speculative regasification tonnage. The expansion and growth of the FSRU market has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.  In addition, vessels may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

We believe that, together with Golar Partners, we are one of the world's largest independent LNG carrier and FSRU owners and operators. Together with Golar Partners, our existing fleet, including the newbuilding vessel that is scheduled for delivery in late 2015, includes 26 vessels (nineteen LNG carriers and seven FSRUs). Our LNG carrier newbuildings have storage capacity of approximately 160,000 cubic metres to 162,000 cubic metres storage; a 0.1% boil-off rate; tri-fuel engines; and are capable of charter speeds of up to 19.5 knots.  Our newbuild FSRUs range in capacity from 160,000 cubic metres to 170,000 cubic metres and can provide regasification throughput of up to 750 MCFD (or 5.8 MTA). The FSRUs can, subject to the customer's requirements, remain classified as an LNG Carrier, flexible for LNG carrier service or be classified as an offshore unit, remaining permanently moored at site for a long contract duration without the requirement for periodic dry docking.

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

Floating Liquefaction Vessels

Our floating liquefaction strategy, GoFLNG, is very much analogous to what we have created on the FSRU side of our business and utilizes proven on-shore technology, quick and a low-cost execution model with a conversion time of less than three years. During 2014, we executed agreements with Keppel and Black & Veatch for the conversion of the LNG carriers the Hilli and the Gimi to GoFLNG vessels at the Keppel shipyard in Singapore. When converted, these GoFLNG vessels will each have a production capacity of up to 2.5 million tonnes per annum and on board storage of approximately 125,000 cubic metres of LNG.

We are targeting liquefaction projects to convert pipeline quality gas and unconventional natural gas reserves (such as coal bed methane and shale gas or lean gas sourced from offshore fields), to LNG. These feed gas streams require little to no gas processing prior to liquefaction.

Hilli Conversion Contract

The primary contract for the Hilli conversion was entered into with Keppel during mid-2014. Keppel simultaneously entered into a sub-contract with global engineering, procurement and construction company Black & Veatch Corporation, or B&V, who will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the GoFLNG topsides and liquefaction process.

Following execution of the above contract, we entered into negotiations with a wholly owned subsidiary of Keppel for their purchase of a ten percent interest of our subsidiary which owns the Hilli (Golar Hilli Corporation). Both a share purchase and sale agreement and a shareholders agreement were negotiated and the agreements were executed and the transactions closed in early September. During November 2014, we executed agreements with Black & Veatch International, a subsidiary of Black & Veatch Corporation for a further minority interest in Golar Hilli Corporation.

Gimi Conversion Contract

In December 2014, we made effective agreements for the conversion of the 125,000 cbm LNG carrier, the Gimi (a sister ship to the Hilli), to a GoFLNG facility. As with the Hilli contract, this second suite of conversion agreements is with Keppel, and Keppel has simultaneously entered into a sub-contract with B&V who will provide their proven PRICO® technology for the liquefaction process.

Coincident with the execution of these agreements for the conversion of the Gimi, long-lead orders for gas turbines and cold boxes were placed. To retain flexibility in the roll out of the GoFLNG strategy, we have also secured certain beneficial cancellation provisions, which if exercised prior to November 2015, will allow termination of the Gimi contracts and the recovery of previous milestone payments, less a set cancellation fee.

Customers

During the year, we received the majority of our revenues from charter agreements with the following customers: a commodity trading and logistics house and a major Japanese trading company.

Since 2012, we have chartered vessels to a major Japanese trading company. Our revenues from this company were $56.0 million (59%), $47.7 million (53%) and $40.0 million (9%) for the years ended 2014, 2013 and 2012, respectively.

In 2014, we chartered two vessels to a commodity trading and logistics house. Our revenue from this commodity trading and logistics house was $15.8 million (17%), $nil and $nil for the years ended 2014, 2013 and 2012, respectively.

Fleet

Owned Fleet

As of April 24, 2015, we own and operate a fleet of fifteen LNG carriers, excluding the fleet of our affiliate Golar Partners. In addition, we had a newbuild commitment for one FSRU which is due for delivery in December 2015.

The following table lists the LNG carriers and FSRUs in our current fleet including our newbuildings as of April 24, 2015:

Vessel Name	Initial Year of Delivery	Capacity cubic metres.	Flag	Type	Charterer	Current Charter Expiration	Charter Extension Options
Owned Fleet
Existing Fleet
Hilli	1975	125,000	MI	Moss	n/a	n/a	n/a
Gimi	1976	125,000	MI	Moss	n/a	n/a	n/a
Golar Gandria	1977	126,000	MI	Moss	n/a	n/a	n/a
Golar Arctic	2003	140,000	MI	Membrane	n/a	n/a	n/a
Golar Seal	2013	160,000	MI	Membrane	n/a	n/a	n/a
Golar Celsius	2013	160,000	MI	Membrane	n/a	n/a	n/a
Golar Penguin	2014	160,000	MI	Membrane	n/a	n/a	n/a
Golar Crystal (2)	2014	160,000	MI	Membrane	Nigeria LNG	2016	n/a
Golar Bear	2014	160,000	MI	Membrane	n/a	n/a	n/a
Golar Glacier (3)	2014	162,000	MI	Membrane	n/a	n/a	n/a
Golar Frost (2)	2014	160,000	MI	Membrane	Nigeria LNG	2016	n/a
Golar Snow	2015	160,000	MI	Membrane	n/a	n/a	n/a
Golar Ice	2015	160,000	MI	Membrane	n/a	n/a	n/a
Golar Kelvin	2015	162,000	MI	Membrane	n/a	n/a	n/a
Abuja (4)	1980	126,000	B	Moss	n/a	n/a	n/a

Newbuilding (1)
Hull 2056 (Golar Tundra)	2015	170,000	MI	Membrane (FSRU)	n/a	n/a	n/a

Key to Flags:
MI – Marshall Islands
B - Bahamas

(1)	As of April 24, 2015, we have one newbuild on order which is due for delivery in December 2015.

(2)	The Golar Crystal and the Golar Frost are in twelve month charters to Nigeria LNG Limited ("NLNG").

(3)	In October 2014, the Golar Glacier was sold and leased back from 1401 Limited, a wholly-owned subsidiary of ICBC Finance Leasing Co. Ltd or ICBC

(4)	We acquired the LNG carrier Abuja from NLNG in April 2015. The vessel was first delivered to NLNG in 1980.

In November 2014, the Hilli was delivered to the Keppel shipyard in Singapore for commencement of her FLNGV conversion. The Hilli is expected to complete her conversion in 2017. In December 2014, we executed and made effective agreements for conversion of the Gimi to a FLNGV. The Gimi is not yet in conversion and we have options to terminate the contract until November 2015 for a set termination fee. The Golar Gandria has also been earmarked for conversion into a FLNGV.

The Golar Crystal and the Golar Frost are currently on short-term charters with NLNG, which will both expire in 2016. The Golar Arctic recently completed its charter with a major Japanese trading company. She is currently available for employment.

The rest of our vessels are currently unchartered and available for spot charters.

In January 2015, we entered into an agreement with Golar Partners in which we will pay an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the FSRU, Golar Eskimo. She is currently available for employment.

We entered into an Option Agreement with Golar Partners in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer did not renew or extend their charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017.  Golar Partners exercised this option in February 2015. She is currently available for employment.

Our charterers may suspend their payment obligations under the charter agreements for periods when the vessels are not able to transport cargo for various reasons.  These periods, which are also called off-hire periods, may result from, among other causes, mechanical breakdown or other accidents, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as a result of a claim against us, or the cancellation of the vessel's class certification.  The charters automatically terminate in the event of the loss of a vessel.

Golar Partners' Charters

The LNG carrier, Golar Mazo, which is jointly owned by Golar Partners and Chinese Petroleum Corporation, Taiwan, transports LNG from Indonesia to Taiwan under an 18-year time charter with Pertamina, the state owned oil and gas company of Indonesia. The contract expires at the end of 2017.  Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each.

The LNG carrier, Methane Princess, is currently under a long-term charter with BG Group to transport LNG worldwide. The contract expires in 2024.  BG Group has the option to extend the Methane Princess charter for two five-year periods.

The FSRUs, Golar Spirit and the Golar Winter, are currently under long-term charters with Petrobras to provide FSRU services.  These contracts expire in 2018 and 2024, respectively.  Petrobras has the option to terminate the charter after the fifth anniversary of delivery to Petrobras for a termination fee and also the option to extend the charter period for the Golar Spirit for up to five years.

The FSRU, Golar Freeze, is currently under a long-term charter with DUSUP to provide FSRU services. The contract expires in 2020.  DUSUP has an option to terminate the charter in 2015 upon payment of a termination fee. DUSUP also has the option to extend this charter until October 2025.

The FSRU, NR Satu, is currently under a long term charter with PT Nusantara Regas that expires in 2022.  PT Nusantara Regas has the option to extend the NR Satu charter until 2025.

The LNG carrier, Golar Maria, is under a medium-term charter with LNG Shipping S.p.A, a major Italian energy company.  The contract expires in 2017.

The Golar Grand, is an LNG carrier built in 2006 that recently concluded her medium-term charter with BG Group in February 2015.  Under the sale and purchase agreement for the Golar Grand between Golar and Golar Partners, dated November 2012, Golar Partners had the option to require us to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group.  This option was exercised by Golar Partners in February 2015.

The FSRU, Golar Igloo, is under a medium-term time charter with KNPC. The contract is for an initial term of five years and will expire in 2018.

The Golar Eskimo is an FSRU that is expected to commence service under a ten-year time charter with the Government of the Hashemite Kingdom of Jordan (or Jordan).  The Golar Eskimo will be moored at a purpose-built structure off the Red Sea port of Aqaba and will connect to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants in Jordan.

Golar Management and Golar Wilhelmsen

Golar Management

Golar Management, our wholly-owned subsidiary which has offices in London and Oslo, provides commercial, operational and technical support and supervision and accounting and treasury services to our and Golar Partners’ vessels. In addition, under the management and administrative services agreement we entered into with Golar Partners, certain officers and directors of Golar Management provide executive officer functions to Golar Partners' benefit. In addition, the administrative services provided by Golar Management include: (i) assistance in commercial management; (ii) execution of business strategies of Golar Partners; (iii) bookkeeping, audit and accounting services; (iv) legal and insurance services; (v) administrative and clerical services; (vi) banking and financial services; (vii) advisory services; (viii) client and investor relations; and (viii) integration of any acquired business.

Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services. In addition, Golar Management receives a management fee equal to 5% of its costs and expenses incurred in connection with providing these services. Golar Partners may terminate the management and administrative services agreement by providing 120 days written notice.

Golar Wilhelmsen ("GWM")

In September 2010, GWM was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS, or Wilhelmsen. GWM office staff consist of both Wilhelmsen and Golar employees. The office is located in Golar's office facilities at Fridtjof Nansens Plass, Oslo. Golar Management uses the services of GWM to provide the following technical, commercial and crew management services both to our and Golar Partners’ vessels: (i) manage suitably qualified crew; (ii) provision of competent personnel to supervise the maintenance and efficiency of the vessels; (iii) arrange and supervise drydockings, repairs, alterations and maintenance of vessels; and (iv) arrange and supply stores, spares and lubricating oils.

Vessel Maintenance

We are focused on operating and maintaining our vessels to the highest safety and industry standards and at the same time maximizing revenue from each vessel. It is our policy to have our crews perform planned maintenance on our vessels while underway, to reduce time required for repairs during dry-docking. This reduces the overall off-hire period required for dockings and repairs. Since we generally do not earn hire from a vessel while it is dry-docking we believe that the additional revenue earned from reduced off-hire periods outweighs the expense of the additional crewmembers or subcontractors.

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

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I clubs. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

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

The insurers providing the Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider any FSRUs as vessels for the purpose of providing insurance. For the FSRUs we have also arranged an additional Comprehensive General Liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

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

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels, now or in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the USCG, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

GWM is operating in compliance with the International Standards Organization, or ISO, Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. GWM received its ISO 9001 certification (quality management systems) in April 2011 and the ISO 14001 Environmental Standard during summer 2012. This certification requires that Golar and GWM commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

IMO is the United Nations agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Manager holds a Document of Compliance (DoC) under the ISM Code for operation of Gas Carriers.

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

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers, or STCW, also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code, or ISPS Code, as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. GWM has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships,” or Annex VI, entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on Sulphur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on Sulphur content of fuel oil and allows for special areas to be established with more stringent controls on Sulphur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an IAPP Certificate. Annex VI came into force in the United States on January 8, 2009 and has been amended a number of times. As of the current date, all our ships delivered or drydocked since May 19, 2005 have been issued with IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on Sulphur emissions from ships. In ECAs limitations on Sulphur emissions require that fuels contain no more than 1% Sulphur. As of January 1, 2012, fuel used to power ships may contain no more than 3.5% Sulphur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020, subject to a feasibility review to be completed no later than 2018. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, effective as of January 1, 2010, bans the use of fuel oils containing more than 0.1% Sulphur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Low sulphur marine diesel oil, or LSDO, has been purchased as the only fuel for the Diesel Generators. In addition we have modified the boilers on all our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "U.S. Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs. Furthermore, as of January 1, 2014, the United States Caribbean Sea was designated an ECA. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.1% sulphur limit in the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written into the BWM Convention have already passed so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Although the BWM Convention has not yet entered into force and has not been ratified by the United States, the USCG has adopted regulations imposing requirements similar to those of the BWM Convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

As referenced below, the USCG issued new ballast water management rules on March 23, 2012, and the EPA adopted a new Vessel General Permit in December 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention installation of ballast water treatments, BWT systems, will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to certain of our older vessels are estimated to be in the range of between $2 million and $4 million.

Bunkers Convention / CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention, entered into force in the states party to the Bunker Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution act of 1990 or OPA 90 established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•
lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

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

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of "hazardous substances." Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA , these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA , CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA /CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA /CERCLA. We currently maintain each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility (or COFR), supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA . Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

Clean Water Act

The U.S. Clean Water Act, the CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The EPA and USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, the VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The USCG, regulations adopted under the U.S. National Invasive Species Act, the NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

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

As of January 1, 2013, all ships, including rigs and drillships, must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, for all ships. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Safety Regulations

The Maritime Safety Committee adopted a new paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances, or LSA Code requirements to be replaced no later than the first scheduled dry-docking of the ship after 1 July 2014 but, in any case, not later than 1 July 2019. The SOLAS amendment, which entered into force on 1 January 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

All Golar vessels that were docked in 2014 had the lifeboat release and retrieval systems overhauled and modified where found necessary.

According to SOLAS Ch V/19.2.10, all vessels shall have an Electronic Chart Display and Information Systems, or ECDIS, installed in the period from 2012 to 2018. Our LNG vessels must have approved ECDIS fitted no later than the first survey on or after July 1, 2015. All our vessels now have an ECDIS installed and our Officers have been sent to specific training courses.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining USCG-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Generally FSRUs are "classed" as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. The reference to "vessels" in the following paragraph, also applies to FSRUs.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. All of our vessels have been certified as being "in class." Golar Arctic is certified by Lloyds Register, Golar Frost and Golar Bear are certified by American Bureau of Shipping and all our other vessels are certified by Det Norske Veritas. All three are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class."

In-House Inspections

GWM carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and vessel audits to verify conformity with the manager's reports. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

C.            Organizational Structure

Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries as of April 24, 2015.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation (1)	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%) (2)	Marshall Islands	Owns and operates Hilli
Bluewater Gandria N.V.	Netherlands	Owns and operates Golar Gandria
Golar Hull M2021 Corporation	Marshall Islands	Owns and operates Hull 2021 (Golar Seal)
Golar Hull M2022 Corporation	Marshall Islands	Owns and operates Hull 2022 (Golar Crystal)
Golar Hull M2023 Corporation	Marshall Islands	Owns and operates Hull 2023 (Golar Penguin)
Golar Hull M2026 Corporation	Marshall Islands	Owns and operates Hull 2026 (Golar Celsius)
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Hull 2027 (Golar Bear)
Golar Hull M2047 Corporation	Marshall Islands	Owns and operates Hull 2047 (Golar Snow)
Golar Hull M2048 Corporation	Marshall Islands	Owns and operates Hull 2048 (Golar Ice)
Golar LNG NB10 Corporation (3)	Marshall Islands	Leases and operates Hull S658 (Golar Glacier)
Golar LNG NB11 Corporation	Marshall Islands	Owns and operates Hull S659 (Golar Kelvin)
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Hull 2055 (Golar Frost)
Golar LNG NB13 Corporation	Marshall Islands	Owns Hull 2056 (Golar Tundra)
Golar Commodities Limited	Bermuda	Trading company
Golar Abuja Corporation (4)	Marshall Islands	Owns Abuja

(1) The Gimi was sold to Golar Gimi Corporation from Golar Gimi Limited in February 2015.
(2) The Hilli was sold to Golar Hilli Corporation from Golar Hilli Limited prior to the commencement of her conversion to FLNGV. KSI Production Pte. Limited and Black & Veatch hold the remaining 10% and approximately 1% interest, respectively, in the issued share capital of Golar Hilli Corporation.
(3) In October 2014, the Golar Glacier was sold and leased back from Hai Jao 1401 Limited, a wholly-owned subsidiary of ICBC Finance Leasing Co. Ltd or ICBC. We considered Hai Jao 1401 Ltd as a variable interest entity, therefore we included the Golar Glacier in "Vessels and Equipment, net" in our consolidated balance sheet.
(4) In April 2015, we acquired the Abuja from NLNG.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Fleet."

We do not own any interest in real property.  We lease approximately 7,000 square feet of office space in London, 16,000 square feet of sublet office space in Oslo, for our ship management operations and approximately 1,300 square feet of office space in Bermuda.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 3. Key Information-Selected Financial Data," “Item 4. Information on the Company" and our audited financial statements and notes thereto.  Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion includes forward-looking statements based on assumptions about our future business.  Please read the section of this Annual Report entitled "Cautionary Statement Regarding Forward Looking Statements" for more information.  You should also review the section of this Annual Report entitled “Item 3. Key Information-D. Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview and Background

Golar is a midstream LNG company engaged primarily in the transportation, regasification and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects such as FLNGVs.

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

In April 2011, we completed the IPO of Golar Partners. Golar Partners is listed on Nasdaq under the symbol "GMLP".

As of April 24, 2015, Golar Partners has completed a further four follow-on offerings since its IPO and we have sold a portion of our interests in Golar Partners in two secondary offerings. As of April 25, 2015, we own the following interests in Golar Partners: 1,668,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through our ownership of the general partner) and all of the incentive distribution rights. The common, subordinated and general partner units amount to approximately 30% of Golar Partners total units in issue and this is expected to remain as a long-term holding.

Since the IPO of Golar Partners, we have sold the following six vessels to Golar Partners, the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria, the Golar Igloo and more recently, the Golar Eskimo, for an aggregate value of $1.9 billion. As of April 24, 2015, Golar Partners' fleet consisted of four LNG carriers and six FSRUs, which were acquired from or contributed by us.

During the period from the IPO of Golar Partners in April 2011 until the time of its first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors through our ownership of its General Partner. Under the provisions of Golar Partners' partnership agreement, the General Partner irrevocably delegated the authority to Golar Partners' board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. From the first Golar Partners' AGM, four of the seven board members became electable by common unitholders and accordingly, from this date we no longer retain the power to control the directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.

Market Overview and Trends

Our principal focus and expertise is the transportation and regasification of LNG and liquefaction of natural gas.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of liquefaction projects. As of  April 24, 2015, together with our affiliate, Golar Partners, our fleet consisted of twenty five vessels. Our full fleet list is provided in “Item 4. Information on the Company-B. Business Overview-Fleet."

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers.  The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport.  During the last cycle an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached historic lows.  Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012.  Spot and short-medium term charter hire rates together with fleet utilization reached historic highs as a result.  Since then, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment.  Subsequent to this, the pace of newbuild LNG carrier deliveries has outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014.  We expect this to remain the case throughout most of 2015 with subdued rates and utilization levels as a result.  From 2016, the anticipated arrival of substantial new LNG volumes should absorb the built-up surplus of LNG carriers and the market is expected to be short of carriers by 2017.  Increasing hire rates and utilization of vessels exposed to the market over 2016 and 2017 can be expected provided there are no significant unplanned outages at existing liquefaction facilities as a result of geopolitical or other unexpected events.

As of April 24, 2015, we have a newbuild commitment for one FSRU with the delivery date scheduled in December 2015.

Please see the section of this Annual Report entitled “Item 4. Information on the Company- B. Business Overview - The Natural Gas Industry" for further discussion of the LNG market.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not necessarily indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Deconsolidation of Golar Partners from December 13, 2012. Although our economic interests in the cashflows of Golar Partners remain the same since before and after the deconsolidation, the accounting effect of the deconsolidation resulted in a one-time gain of $854 million and since then, has had a material impact on the presentation of our financial results as compared to prior periods. A summary of the key significant changes as a consequence of the deconsolidation, include:

•	A decrease in operating income and individual line items therein, in relation to Golar Partner's fleet; and

•	A decrease in net financial expense in respect of Golar Partner's debt and capital lease obligations, net of restricted cash deposits.

Offset by, recognition of:

•	Gains on the sale of our vessel interests to Golar Partners, commencing with the Golar Maria in February 2013, the Golar Igloo in March 2014 and more recently, the Golar Eskimo in January 2015.

•	Management fee income from the provision of services to Golar Partners under each of the management and administrative services and the fleet management agreements.

•	Dividend income in respect of our interests in common units and general partner interests (during the subordination period) and IDRs.

•
Equity in net earnings of affiliates, to reflect our share of the results of Golar Partners calculated with respect to our interests in its subordinated units, but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control.

•
For periods when vessels are in lay-up, vessel operating and voyage costs will be lower.  Three of our four vessels have recently been laid-up. The Gimi (August 2010 - June 2011), the Hilli (April 2008 - April 2012) and the Golar Gandria (January 2012 to April 2012) experienced periods of time in lay- up.  The Gimi was reactivated in June 2011 and the Hilli and the Gandria were reactivated in April 2012. However, the Hilli and the Grandria were again placed into lay-up, in April 2013 and the Gimi from January 2014. The Hilli entered the shipyard in September 2014 and commenced her retrofitting for FLNGV. Both the Gimi and the Gandria are currently in lay-up but have been earmarked for use in our FLNG vessel conversion projects.  While in lay-up we benefit from lower vessel operating costs principally from reduced crew on board, minimal maintenance requirement and voyage costs.

•
We expect continued inflationary pressure on crew costs.  Due to the specialized nature of operating FSRUs and LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•
We may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. For descriptions of our current financing arrangements, please read "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Borrowing Activities."

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

•
Expansion of our fleet. As of April 24, 2015, our fleet includes ten newbuild LNG carriers, all of which have been delivered to date. We have one remaining newbuilding commitment, an FSRU which is expected to be delivered in the second half of 2015. In addition, in January 2012, we acquired the remaining 50% equity interest in our joint venture, Bluewater Gandria, which owns the vessel the Golar Gandria.  In April 2015, we acquired the vessel Abuja from Nigeria LNG

•
In 2010, we commenced a LNG trading business but ceased further activities during the third quarter of 2011, which negatively impacted our results for 2012. In May 2010, we established a new subsidiary, Golar Commodities to position us in the market for managing and trading LNG cargoes. Activities included structured services to outside customers (such as risk management services), arbitrage activities as well as proprietary trading.  During the third quarter of 2011, we determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities had no trades during 2012 and 2013. However, in the first quarter of 2014, we entered into a trade in connection with the Golar Igloo charter.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to maintain good relationships with our key existing charterers and to increase the number of our charterer relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand and supply for natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels;

•	the success or failure of the LNG infrastructure projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•
our ability to execute strategic and mutually beneficial sales of our assets, similar to the past sale of six of our vessels conducted with Golar Partners, in exchange for cash of approximately $1.9 billion, and our ability to secure charters of an appropriate duration to the dropdown;

•	our ability to obtain debt financing in respect of our capital commitments;

•	the effective and efficient technical management of our and Golar Partners' vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards;

•
economic, regulatory, political and governmental conditions that affect the shipping industry. This includes changes in the number of new LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources; and

•	the success or failure of our expansion into the FLNG market.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations.  These factors include:

•	employment of our vessels;

•	the hire rate earned by our vessels and unscheduled off-hire days;

•	non-utilization for vessels not subject to fixed rate charters;

•	pension and share option expense;

•	mark-to-market charges in interest rate and equity swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	the performance of our equity interests;

•	equity in earnings of affiliates;

•	increases in operating costs; and

•	our level of debt and the related interest expense and amortization of principal.

Please see the section of this Annual Report entitled “Item 3. Key Information-D. Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance.  These include the following:

Total Operating Revenues. Total operating revenues primarily refers to time and voyage charter revenues.  We recognize revenues from time and voyage charters over the term of the charter as the applicable vessel operates under the charter.  We do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception.

Off-hire (Including Commercial Waiting Time).  Our vessels may be out of service, off-hire, for three main reasons:  scheduled drydocking or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire.

Voyage Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our charterers under our time charters.  However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking.  We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

Time Charter Equivalent Earnings.  In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCE."  For our time charters, this is calculated by dividing time charter revenues by the number of calendar days minus days for scheduled off-hire.  Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. TCE is a non-U.S. GAAP financial measure.  Please see the section of this Annual Report entitled “Item 3. Key Information-A. Selected Financial Data" for a reconciliation of TCE to our total operating revenues.

Vessel Operating Expenses.  Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of commercial and technical management services.

Depreciation and Amortization.  Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate under long-term capital leases.  We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis.  We amortize our deferred drydocking costs over two to five years based on each vessel's next anticipated drydocking.  Income derived from sale and subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets.

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or lease vessels.  During construction of a newbuilding, FSRU or FLNGV retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or converted vessel.  Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes.  Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Term Assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. During 2014 and 2013, we considered the softening in the LNG shipping market and the current operating losses of our vessels in lay-up as potential indicators of impairment of these vessels.  We assessed potential impairment of these vessels by comparing the expected undiscounted cash flows based on assumptions of whether they would be converted and operated as an FLNGV or on their existing service potential as LNG carriers where appropriate.  We concluded that there was no impairment required for these vessels in 2014 and 2013 as the fair values of these vessels were higher than their carrying values.

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swaps, interest rate cash settlements, foreign currency swap and equity swap derivatives and foreign exchange gains/losses.  The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs.  It is anticipated that insurance costs, which have risen over the last three years, will continue to rise over the next few years, and rates may exceed the general level of inflation.  LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing.  Therefore, there has been an increased demand for qualified crews, which has and will continue to the same extent to put inflationary pressure on crew costs. Only vessels on full cost pass-through charters would be fully protected from crew cost increases.

Results of Operations

Our results for the years ended December 31, 2014, 2013 and 2012 were affected by several key factors:

•
The deconsolidation of Golar Partners effective December 13, 2012, has had a material impact on our results for the year ended December 31, 2014 and 2013, and thus comparability to the year ended December 31, 2012. The key significant changes were as follows:

◦	decrease in operating income in relation to Golar Partners' fleet and decrease in net financial expenses in respect of Golar Partner's debt and capital lease obligation, net of restricted cash;

◦
following the sale of the companies that own and operate the Golar Maria in February 2013 and the Golar Igloo in March 2014, to Golar Partners, we recognized gains on disposal of $65.2 million in 2013 and $43.3 million in 2014, respectively;

◦
included in our operating revenues is $10.8 million and $9.3 million of management fee income in 2014 and 2013, respectively, from the provision of services to Golar Partners under our management and administrative services and fleet management agreements;

◦
dividend income of $27.2 million and $31.0 million in 2014 and 2013, respectively, in respect of our interests held in common units and general partner units (during the subordination period) and IDRs;

◦
equity in net earnings of affiliates includes our share of the results of Golar Partners calculated with respect to our interests in its subordinated units but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control recognized in 2012; and

◦	following the deconsolidation of Golar Partners on December 13, 2012, we recognized a gain on loss of control of $854.0 million in 2012.

•
Additional operating costs of $9.9 million, $13.2 million and $3.4 million in 2014, 2013 and 2012, respectively, in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds;

•	The reactivation of both the Hilli and the Golar Gandria in April 2012 following their time in lay-up. We incurred mobilization costs of approximately $9.9 million in 2012;

•	Acquisition of the remaining 50% equity interest in Golar Gandria in January 2012 which resulted in a gain of $4.1 million net of acquisition-related costs of $0.2 million;

•
Commencement of our LNG trading business in 2010 through our subsidiary Golar Commodities which contributed to our net income a gain of $1.5 million in 2014 and losses of $0.4 million and $1.6 million in 2013 and 2012, respectively;

•
Bank loan and other financing arrangements we entered into or terminated. This included the entry into the $1.125 billion financing agreement in July 2013 relating to financing for eight of our newbuilding, which resulted in the recognition of $5.6 million and $4.4 million of commitment fees in 2014 and 2013, respectively;

•
Interest costs of $21.5 million , $22.5 million and $12.1 million were capitalized in 2014, 2013 and 2012, respectively in relation to newbuilds under construction, the FLNG conversion of the Hilli and the FSRU retrofitting of the NR Satu;

•
Our vessels not on long-term charters are affected by commercial waiting time, including our newbuildings and vessels in lay-up.  During 2012, we had two vessels laid up: the Hilli (April 2008 - April 2012) and the Golar Gandria (January 2012 - April 2012). The Hilli and the Golar Gandria were reactivated in April 2012. However in April 2013, the Hilli and the Gandria were placed back into lay-up and the Gimi was laid-up from January 2014.

•
In addition, seven of our newbuildings (including the Golar Igloo, prior to her disposal to Golar Partners in March 2014), were delivered in 2014, all of which were affected by commercial waiting time;

•
The realized and unrealized gains and losses on mark-to-market adjustment for our derivative instruments of $63.0 million, $45.8 million and $11.0 million in 2014, 2013 and 2012, respectively and the impact of hedge accounting for certain of our interest rate and equity swap derivatives;

•	share options expense on options granted in 2014; and

•	project expenses such as the FLNG conversion.

The impact of these factors is discussed in more detail below.

A. Operating Results

Year ended December 31, 2014, compared with the year ended December 31, 2013

As of December 31, 2014, we managed our business and analyzed and reported our results of operations on the basis of three segments: vessel operations, LNG trading and FLNG.  In order to provide investors with additional information we have provided analysis divided between the two segments: vessel operations and LNG trading. We have not provided additional information on the FLNG segment as it is still in the development stage. See  Note 9 "Segmental Information" to our Consolidated Financial Statements included herein.

The following tables present details of our vessel operations segment's consolidated revenues and expense information for each of the years ended December 31, 2014 and 2013.

Vessel Operations

Operating revenues, voyage and charter-hire expenses and average daily time charter equivalent

(in thousands of $)	2014	2013	Change	Change
Total operating revenues	106,155	99,828	6,327	6%
Voyage expenses	(27,340)	(14,259)	(13,081)	92%

The increase in total operating revenues of $6.3 million to $106.2 million in 2014 compared to $99.8 million in 2013 was primarily due to:

•
$36.2 million revenue contributions in 2014 from our newbuildings despite a decline in charter rates and lower utilization levels. Five of our newbuildings were delivered in 2014 and two in 2013.  There were no comparable income from our newbuildings in 2013;

•
$4.2 million revenue contribution from the Golar Igloo, following her delivery and the commencement of her charter with Kuwait Petroleum Company, or KNPC, in March 2014 and for the period prior to her disposal to Golar Partners in March 2014;

•	$2.4 million higher revenues from the Golar Arctic in 2014 compared to 2013, due to her scheduled drydocking in November 2013; and

•
higher management fee income of $10.8 million in 2014 from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to $9.3 million in 2013.

Partially offset by:

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up more specifically for the Golar Viking and the Gimi.  The Gimi entered in lay-up in January 2014.  The total operating revenues generated by both vessels in 2014 were $4.8 million compared to $39.8 million in 2013; and

•	Reduction in revenues of $3.0 million in relation to the Golar Maria following her disposal to Golar Partners in February 2013.

Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $13.1 million to $27.3 million in 2014 compared to $14.3 million in 2013, was primarily due to our newbuildings and the Golar Viking being impacted by the softening of the LNG shipping market hence, had experienced low utilization levels in 2014 which resulted in 1,018 aggregate off-hire days compared to 302 days in 2013.  This was partially offset by savings arising from the Hilli and the Golar Gandria which entered into lay-up in April 2013 and the Gimi in January 2014.

	2014	2013	Change	Change
Calendar days less scheduled off-hire days	3,167	1,994	1,173	59%

Average daily TCE rate (to the closest $100)	$33,100	$38,300	$(5,200)	(14)%

The decrease of $5,200 in average daily, TCE rate for 2014 to $33,100 compared to $38,300 in 2013, is primarily due to the overall decline in charter rates and low utilization levels of our newbuildings and the Golar Viking, all of which were trading on the spot market in 2014.

For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2014	2013	Change	Change
Vessel operating expenses	49,570	43,750	5,820	13%

Average daily vessel operating costs	15,295	21,745	(6,450)	(30)%

Vessel operating expenses increased by $5.8 million to $49.6 million for the year ended December 31, 2014 compared to $43.8 million in 2013 primarily due to:

•	Full year vessel operating expenses in 2014, in relation to our newbuildings, the Golar Seal and the Golar Celsius, delivered in October 2013, compared to approximately three months in 2013; and

•
Additional operating costs from our newbuildings, the Golar Igloo delivered in February 2014 (prior to her disposal to Golar Partners in March 2014), the Golar Crystal delivered in May 2014, the Golar Bear and the Golar Penguin delivered in September 2014, the Golar Frost and the Golar Glacier delivered in October 2014 and the Golar Eskimo delivered in December 2014. There were no comparable costs in 2013.

Partially offset by the decrease in vessel operating expenses arising from:

•
Lower operating costs in connection with our crewing pool, following the delivery of nine of our thirteen newbuilds, from October 2013 through to December 2014. Total operating costs in respect of our newbuild crewing pool in 2014 was $9.9 million compared to $13.2 million in 2013; and

•
Both the Hilli and the Golar Gandria entered into lay-up in April 2013 (the Hilli entered into the shipyard in September 2014 to commence her conversion to a FLNGV), followed by the Gimi in January 2014, resulting in lower operating costs.

Administrative Expenses

(in thousands of $)	2014	2013	Change	Change
Administrative expenses	19,203	22,816	(3,613)	(16)%

The decrease of $3.6 million in administrative expenses to $19.2 million in 2014 compared to $22.8 million in 2013 was mainly due to FLNG related items, such as the capitalization of FLNG related project costs from May 2014, following the signing of the Hilli conversion contract, which resulted in a decrease in project costs of $7.6 million. This was partially offset by the increases in (i) share option expense by $1.1 million, due to the share options issued in 2014; and (ii) increase in salaries and benefits as a result of increased headcount.

Depreciation and Amortization

(in thousands of $)	2014	2013	Change	Change
Depreciation and amortization	49,561	36,562	12,999	36%

Depreciation and amortization expense increased by $13.0 million to $49.6 million in 2014 compared to $36.6 million in 2013. This was primarily due to:

•	Full year depreciation and amortization charge on the Golar Seal and the Golar Celsius in 2014 compared to approximately three months in 2013 following their delivery in October 2013; and

•
Additional depreciation and amortization charges on our newbuildings, the Golar Igloo delivered in February 2014 (prior to her disposal to Golar Partners in March 2014), the Golar Crystal delivered in May 2014, the Golar Bear and the Golar Penguin delivered in September 2014, the Golar Glacier and the Golar Frost delivered in October 2014 and the Golar Eskimo delivered in December 2014.  There were no comparable charges in 2013.

Partially offset by:

•
lower depreciation on the Hilli following the commencement of her conversion into a FLNGV resulting in suspension of depreciation from July 2014. We will recommence her depreciation after completion of her conversion, which is expected to be in 2017; and

•	no depreciation and amortization expense on the Golar Maria following her disposal to Golar Partners in February 2013.

Impairment of long-term assets

(in thousands of $)	2014	2013	Change	Change
Impairment of long-term assets	500	500	—	—%

The impairment charge of long-term assets of $0.5 million in both 2014 and 2013 refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specifications and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the NR Satu during 2011.  As of December 31, 2014, the total carrying value of the remaining equipment was $2.0 million.

Gain on disposal to Golar Partners

(in thousands of $)	2014	2013	Change	Change
Gain on disposal to Golar Partners	43,287	65,619	(22,332)	(34)%

The $43.3 million gain on disposal to Golar Partners in 2014, resulted from the sale of our interests in the company that owns and operates the Golar Igloo in March 2014 to Golar Partners.

The $65.6 million gain on disposal to Golar Partners in 2013, resulted from the sale of our interests in the company that owns and operates the Golar Maria in February 2013 to Golar Partners. The total gain on disposal of the Golar Maria was $82.3 million however, we deferred $17.1 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown. This is being released to income over the remaining useful life of the vessel or until she is sold.

Other operating loss

(in thousands of $)	2014	2013	Change	Change
Other operating loss	(6,387)	—	(6,387)	100%

The other operating loss in 2014 of $6.4 million relates to a provision with respect to a legal claim made against the Golar Viking.  The claim was subsequently settled in January 2015.  Please see Note 38 “Other Commitments and Contingencies” to our Consolidated Financial Statements included herein.

Dividend income

(in thousands of $)	2014	2013	Change	Change
Dividend income	27,203	30,960	(3,757)	(12)%

We recognized dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. The decrease in dividend income of $3.8 million to $27.2 million in 2014 compared to $31.0 million in 2013 was due to our sale of 3.4 million of our common units in Golar Partners in December 2013. We sold a further 7.2 million of our common units in Golar Partners in January 2015.

Other non-operating income (expenses)

(in thousands of $)	2014	2013	Change	Change
Other non-operating income (expenses)	281	(3,355)	3,636	(108)%

Other non-operating expenses increased by $3.6 million to income of $0.3 million in 2014 compared to a charge of $3.4 million in 2013 mainly due to our indemnification under the provision of the Omnibus Agreement related to certain expenses incurred by Golar Partners, which amounted to $3.3 million in 2013. There were no comparable costs in 2014.

Net Financial (expenses) income

(in thousands of $)	2014	2013	Change	Change
Interest income on high-yield bonds	—	1,972	(1,972)	(100)%
Interest income on short-term loan to third party	268	784	(516)	(66)%
Other interest income	448	793	(345)	(44)%
Interest Income	716	3,549	(2,833)	(80)%
Other debt related interest expense	(14,474)	—	(14,474)	100%
Interest Expense	(14,474)	—	(14,474)	100%
Mark-to-market adjustment for interest rate swaps	(28,996)	56,461	(85,457)	(151)%
Interest expense on undesignated interest rate swaps	(20,424)	(10,626)	(9,798)	92%
Unrealized and realized (losses) gains on interest rate swaps	(49,420)	45,835	(95,255)	(208)%
Market-to-market adjustments for equity derivatives	(13,657)	—	(13,657)	100%
Mark-to-market adjustments for foreign currency derivatives	94	719	(625)	(87)%
Financing arrangement fees and other costs	(7,157)	(5,632)	(1,525)	27%
Other	(3,954)	(2,703)	(1,251)	46%
Other Financial Items, net	(74,094)	38,219	(112,313)	(294)%

Interest income decreased by $2.8 million to $0.7 million in 2014 compared to $3.5 million in 2013 principally due to: (i) our termination of our participation in the Golar Partners high-yield bonds in November 2013. There is no comparable income in 2014; (ii) decrease in interest income earned in relation to a short term loan provided to one of our project partners in 2013 following changes made to the margin on the loan; and (iii) decrease in interest income of $0.3 million from our fixed deposits due to smaller deposits held on short-term deposit in 2014 compared to 2013.

Interest expense increased to $14.5 million compared to $nil in 2013. This was due to higher interest costs incurred under our $1.125 billion facility and Hilli conversion compared to 2013 where interest expense incurred was fully offset by the effect of the capitalization of deemed interest costs in respect of our newbuilds.

Net unrealized and realized (losses) gains on mark-to-market adjustments for interest rate swap derivatives increased by $95.3 million to a net loss of $49.4 million in 2014 compared to a net gain of $45.8 million in 2013. The shift to market-to-market losses from gains on our interest rate swaps was due to the decrease in long term swap rates in 2014. In contrast, the outlook in 2013 was that the long term interest rates would increase.

In addition, we incurred interest expense of $10.4 million in 2014 on forward start swaps entered into in the fourth quarter of 2012 compared to $0.2 million in 2013.

We hedge account for certain of our interest rate swaps.  Accordingly, an additional $6.7 million gain was accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for 2014.

In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA, or DNB in connection with a share buy back scheme of ours as discussed further below under "Liquidity and Capital Resources - Derivatives." In March 2015, the facility was extended for a further three months. The mark-to-market adjustment resulted to a loss of $13.7 million.

Financing arrangement fees increased by $1.5 million to $7.2 million in 2014 compared to $5.6 million in 2013.  This was due to a full year of commitment fees incurred in respect of our $1.125 billion facility in 2014 compared to six months in 2013. We entered into this facility in July 2013.

Other items represent, among other things, bank charges, amortization of deferred charges and debt guarantee, foreign currency differences arising on retranslation of foreign currency and gains or losses on short-term foreign currency forward contracts.

Income Taxes

(in thousands of $)	2014	2013	Change	Change
Income taxes	(1,114)	(3,404)	2,290	(67)%

Income taxes relate primarily to the taxation of our U.K. based vessel and lessor operating companies offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.  The decrease in income tax credit of $2.3 million in 2014 was due to the recognition of additional tax provision arising from reassessment of prior year tax positions.

Equity in Net Earnings of Affiliates

(in thousands of $)	2014	2013	Change	Change
Share of net earnings in Golar Partners	18,319	14,678	3,641	25%
Share of net earnings in other affiliates	1,089	1,143	(54)	(5)%
	19,408	15,821	3,587	23%

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge of $20.9 million and $21.3 million in 2014 and 2013, respectively, for the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized on deconsolidation,

Net Income

As a result of the foregoing, we recognized net loss of $42.9 million for the year ended December 31, 2014, compared to a net income of $135.7 million in 2013.

Net income attributable to Non-controlling Interests

(in thousands of $)	2014	2013	Change	Change
Net income attributable to non-controlling interests	1,655	—	1,655	100%

Our non-controlling interest in 2014 refers to the 100% ownership interest of Hai Jiao 1401 Limited, a wholly-owned subsidiary of ICBC, which owns the Golar Glacier, which we considered a VIE and 10% interest held by KSI in the Hilli.

The following table presents details of our LNG Trading segment's revenues and expenses information for each of the years ended December 31, 2014 and 2013.

LNG Trading

(in thousands of $)	2014	2013	Change	Change
Administrative expenses	64	136	(72)	(53)%
Depreciation	250	309	(59)	(19)%
Other operating gains and losses	(1,317)	—	(1,317)	100%
Other non-operating income	(718)	—	(718)	(100)%
Net financial expenses	252	—	252	(100)%
Net (income) loss	(1,469)	445	(1,914)	(430)%

Golar Commodities generated net income of $1.5 million and loss of $0.4 million in 2014 and 2013, respectively.

Other operating gains represent the realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into. During 2013, we did not enter into any trades. However, in 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation to facilitate the commissioning of the Golar Igloo which entered in her long-term charter with KNPC in March 2014. The transaction was our first since 2011 when we scaled back our LNG trading activities but it’s now our intention to position ourself for managing and trading a number of LNG cargoes for the Golar Igloo. We intend to do this by chartering the Golar Igloo from Golar Partners, when opportunity arises, during her three month regasification off-season every year during the course of her charter with KNPC. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses".

FLNG

Hilli FLNGV conversion

On May 22, 2014, we entered into the Conversion Agreement with Keppel, for the conversion of the 125,000 m3 LNG carrier the Hilli to a FLNGV. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company B&V. We also entered into a Tripartite Direct Agreement with Keppel and B&V, which among other things ensures our ability to enforce all obligations under both the Conversion Agreement and the sub-contract. We expect the conversion will be completed and the FLNGV delivered in 2017, followed by mobilization to a project site for full commissioning. Once operational as an FLNGV, we expect the Hilli will have production capacity of between 2.2 to 2.8 million tonnes per year of LNG and on board storage of approximately 125,000 m3 of LNG. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As at December 31, 2014, the total costs incurred in respect of the Hilli conversion amounted to $345.2 million.

Year ended December 31, 2013, compared with the year ended December 31, 2012

As of December 31, 2013, we managed our business and analyzed and reported our results of operations on the basis of two segments: vessel operations and commodity trading.  In order to provide investors with additional information we have provided analysis divided between these two segments.  See Note 9 "Segmental Information" to our Consolidated Financial Statements included herein.

For the year ended December 31, 2013, the impact of the deconsolidation of Golar Partners (effective December 13, 2012) had a material impact on our operating results and net income.

The following tables present details of our vessel operations segments consolidated revenues and expense information for each of the years ended December 31, 2013 and 2012.

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

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up for the Golar Viking, Gimi, Golar Gandria and Hilli. The total operating revenues generated by these vessels in 2013 were $87.6 million compared to $113.7 million in 2012. The Hilli and the Golar Gandria also entered into lay-up in April 2013;

Partially offset by an increase in operating revenues arising from:

•
A full year of management fee income of $9.3 million in 2013 from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to only $0.8 million in 2012 which represented approximately two weeks of income.

Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $4.4 million to $14.3 million in 2013 compared to $9.9 million in 2012 was primarily due to lower utilization of our spot vessels, the Golar Viking, Gimi, Hilli and the Golar Gandria which resulted in 587 aggregate off-hire days in 2013 compared to 477 in 2012 for these vessels. In addition, both the Golar Seal and Golar Celsius, which were delivered in October 2013, were offhire from their delivery until the end of 2013 which further contributed to higher voyage expenses in 2013.

	2013	2012	Change	Change
Calendar days less scheduled off-hire days	1,994	4,245	(2,251)	(53)%

Average daily TCE rate (to the closest $100)	$38,300	$94,200	$(55,900)	(59)%
The decrease of $55,900 in average daily TCE rates, for the year ended December 31, 2013 to $38,300 compared to $94,200 in 2012, is primarily due to the (i) deconsolidation of Golar Partners from December 13, 2012; (ii) sale of the Golar Maria to Golar Partners in February 2013; (iii) overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up for the Golar Viking, Gimi, Golar Gandria and the Hilli; and (iv) Golar Seal and Golar Celsius, being offhire since their delivery in October 2013 until the end of 2013.

For a reconciliation of TCE rate, please see “Item 3. Key Information-A. Selected Financial Data."

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2013	2012	Change	Change
Vessel operating expenses	43,750	86,672	(42,922)	(50)%

Average daily vessel operating costs	21,745	18,780	2,965	16%

Vessel operating expenses decreased by $42.9 million to $43.8 million for 2013 compared to $86.7 million in 2012 primarily due to:

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

•	Additional operating costs of $2.2 million in relation to our newbuildings, the Golar Seal and Golar Celsius, following their delivery in October 2013. There were no comparable costs in 2012.

Administrative Expenses

(in thousands of $)	2013	2012	Change	Change
Administrative expenses	22,816	23,973	(1,157)	(5)%

The decrease of $1.2 million in administrative expenses to $22.8 million in 2013 compared to $24.0 million in 2012 was mainly due to:

•	The deconsolidation of Golar Partners from December 13, 2012. Administrative expenses of $4.1 million were attributable to Golar Partners in 2012;

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

The impairment charge of long-term assets of $0.5 million in both 2013 and 2012 refers to the unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specifications and therefore reflects a lower recoverable amount for these parts. Some of these parts were used in the retrofitting of the NR Satu during 2011.  As of December 31, 2013, the total carrying value of the remaining equipment was $2.5 million.

Gain on disposal of the Golar Maria (including amortization of deferred gain)

(in thousands of $)	2013	2012	Change	Change
Gain on disposal of Golar Maria (including amortization of deferred gain)	65,619	—	65,619	100%

The gain on disposal of Golar Maria of $65.6 million for 2013 resulted from the sale of our interests in the company that owns and operates the Golar Maria in February 2013 to Golar Partners for a total consideration of $215.0 million, of which $127.9 million was paid in cash and the assumption of $89.5 million of the debt associated with the vessel. The total gain on disposal of the Golar Maria was $82.3 million, however, we deferred $17.1 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown. This is being released to income over the remaining useful life of the vessel or until she is sold. Please see: Note 6 - "Disposal of a subsidiary" to our Consolidated Financial Statements.

Gain on loss of control

(in thousands of $)	2013	2012	Change	Change
Gain on loss of control	—	853,996	(853,996)	(100)%

The gain on loss of control of $854 million in 2012 was in connection with the deconsolidation of Golar Partners from December 13, 2012 as described earlier. Accordingly, as of this date, our investment in Golar Partners comprising our interests in the common, subordinated and general partner units and IDRs were remeasured to fair value, which resulted in the recognition of a gain of $854 million being largely the difference between this and our share of the net assets of Golar Partners on such date and the release of deferred tax benefits on intra-group transfers of long-term assets relating to the vessels, the Golar Freeze, the Golar Spirit and the NR Satu. Please see: Note 6 - "Deconsolidation of Golar Partners" to our Consolidated Financial Statements.

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

Following the deconsolidation of Golar Partners on December 13, 2012, we recognized dividend income of $31.0 million for the year ended December 31, 2013 relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. Prior to the deconsolidation of Golar Partners, all cash distributions received from the Partnership were eliminated through consolidation.

Other non-operating expenses

(in thousands of $)	2013	2012	Change	Change
Other non-operating expenses	(3,355)	(151)	(3,204)	2,122%

Other non-operating expense increased by $3.2 million to $3.4 million in 2013 compared to $0.2 million in 2012 mainly due to our indemnification under the provision of the Omnibus Agreement related to certain expenses incurred by Golar Partners, which amounted to $3.3 million in 2013.

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

Interest income increased by $0.7 million to $3.5 million in 2013 compared to $2.8 million in 2012 principally due to: (i) higher interest income of $2.0 million earned from our participation in Golar Partner's high yield bonds in 2013, representing eleven months of interest income until our disposal of them in November 2013 compared to $0.1 million in 2012 earned from the deconsolidation date; and (ii) $0.8 million of additional interest income earned in relation to a short-term loan provided to one of our project partners in 2013. There was no comparable income in 2012. This was partially offset by the loss of income contributed by Golar Partners prior to its deconsolidation, which amounted to $1.8 million in 2012.

Interest expense decreased by $31.9 million to $nil for the year ended December 31, 2013 compared to $31.9 million in 2012 primarily due to: (i) the deconsolidation of Golar Partners from December 13, 2012. Interest expense of $18.5 million was attributable to Golar Partners in 2012. Although, this was partially offset by $1.6 million of interest costs from the $1.125 billion facility of which a total of $256.3 million was drawn down upon delivery of the Golar Seal and Golar Celsius in October 2013. There was no comparable cost for the same period in 2012; and (ii) any interest expense we incurred in 2013 was fully offset by the effect of the capitalization of deemed interest costs in respect of our newbuilds, which increased to $22.5 million in 2013 from $10.3 million in 2012.

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

Financing arrangement fees increased by $3.9 million to $5.6 million in 2013 compared to $1.8 million in 2012.  This was due to higher commitment fees in respect of our $1.125 billion facility entered into in July 2013.

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

The following table presents details of our LNG Trading segment’s revenues and expense information for each of the years ended December 31, 2013 and 2012.

LNG Trading

(in thousands of $)	2013	2012	Change	Change
Administrative expenses	136	1,040	(904)	(87)%
Depreciation	309	337	(28)	(8)%
Other operating gains and losses	—	27	(27)	(100)%
Loss of disposal of fixed assets	—	151	(151)	(100)%
Net financial expenses	—	4	(4)	(100)%
Net loss	445	1,559	(1,114)	(71)%

The total loss for Golar Commodities for 2013 and 2012 amounted to $0.4 million and $1.6 million, respectively. Administrative expenses decreased by $0.9 million to $0.1 million for the year ended December 31, 2013 compared to $1.0 million in 2012. This was primarily due to our decision to continuously reduce the trading activities of Golar Commodities in response to unfavorable market conditions and other cost efficiency measures implemented by the Company.

Other operating gains and losses represent realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into. During 2013 and 2012 we did not enter into any trades.

B.      Liquidity and Capital Resources

Liquidity and cash requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with commercial banks, cash generated from operations and equity capital.  Our liquidity requirements relate to servicing our debt, funding our newbuilding program, funding our conversion projects, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio (the floating liquefied natural gas export project), funding working capital, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants and to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements.  Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners and Euros.  We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swaps.
Our short-term liquidity requirements are primarily for servicing our debt and working capital requirements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities, quarterly cash distributions from Golar Partners (refer to “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Other Transactions-c) Quarterly Cash Distributions,” for detail) and receipts from our charters. Revenues from our time and voyage charters are generally received monthly in advance.
Given the negative short-term outlook in the LNG shipping market, which is forecast to continue softening for the first half of 2015, we will require additional working capital for the continued operation of our vessels operating in the spot market. The additional funding is dependant on their employment as these charters are at market related rates, and to a lesser extent, our two vessels in lay-up, pending FLNG conversion opportunities. As of April 24, 2015, we have three vessels on short-term charters, ten vessels (including the Golar Grand which we chartered from Golar Partners in February 2015) operating on the spot market and a further one uncommitted newbuilding due for delivery in late 2015. During idle time, we will be exposed to both the operating and fuel costs, although this is reduced for our vessels in lay-up.
As of December 31, 2014 and 2013, we had cash and cash equivalents including restricted cash of $265.6 million and $148.8 million, respectively.  Since December 31, 2014, significant transactions impacting our cash flows include:
Receipts:

•	In January 2015, we sold 7,170,000 common units of Golar Partners at a price of $29.90 per unit and received $207.4 million from the completion of the offering;

•
In January 2015, we sold our equity interests in the company that owns and operates the FSRU, Golar Eskimo, to Golar Partners for the purchase price of $390 million.  As consideration, Golar Partners assumed $162.8 million of bank debt in respect of the Golar Eskimo, obtained a $220 million vendor financing loan from us and paid us the balance of $7.2 million in cash;

•
In February 2015, Golar Partners made a cash distribution of $0.5625 per unit in respect of the quarter ended December 31, 2014, of which we received $12.6 million in relation to our interests in the common units, subordinated units, 2% general partner interest and IDRs, held at the record date;

Payments:

•	In January 2015, we paid $13.9 million (net of $0.6 million insurance cover) to Nakilat to settle the Golar Viking legal claim;

•
Payments for our FLNGV conversions are made in installments in accordance with our contract with Keppel. We received $4.5 million from Keppel as shareholder loans to finance the Hilli conversion. $203 million of conversion payment is due within the year ended December 31, 2015. Of this amount, $11.7 million has been paid as of April 24, 2015;

•
Payments for our newbuildings are made in installments in accordance with our contracts with the shipyards. $548.3 million of newbuild installments are due within the year ended December 31, 2015. Of this amount, $396.1 million has been paid as of April 24, 2015;

•
As of April 24, 2015, we have made $105.3 million of scheduled debt repayments during 2015. This included $82.0 million of early repayment for the Golar Viking facility prior to her sale to Equinox in February 2015;

•	In March 2015, we paid a dividend of $0.45 per share to our shareholders for the quarter ended December 31, 2014. The dividend paid totalled $42.0 million; and

•	In March 2015, we paid $4.0 million as deposit for the purchase of the Abuja from Nigeria LNG Limited. In April 2015, we made a final payment of $16.0 million on taking delivery of Abuja.

Other:

•
In February 16, 2015, we sold the LNG carrier, the Golar Viking, to Equinox at a sale price of $135 million. In conjunction with the above vessel disposal, we provided a bridge loan facility of $80 million to Equinox to fund the purchase.

We believe our current financial resources that are available to us will be sufficient to meet our liquidity requirements for our business, for at least the next twelve months as of December 31, 2014.  We have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as $nil revenue contributions from our fleet, full operating costs and maintaining our dividend payments at current levels, and accordingly are confident of our ability to manage through the near term cash requirements.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects and repayment of long-term debt balances. While our FLNGV conversion commitments cover two vessels, the Hilli and the Gimi, our conversion contract for the Gimi provides us flexibility wherein certain beneficial cancellation provisions exist, where if exercised prior to November 2015, will allow the termination of the contract and recovery of previous milestone payments, less cancellation fees.

Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, public and private debt offerings, potential sales of our interests in our vessel-owning subsidiaries operating under long-term charters and sale of our holding in the common units of Golar Partners.
As of April 24, 2015, we believe we will need additional credit facilities of approximately $882 million to meet our FLNGV conversion capital commitments and commence operations. We expect to finance between 50-70%, and potentially more, of the conversion either through traditional bank financing or leasing arrangements. We are progressing discussions with banks with whom we have close relationships to secure funding commitments for the primary purpose of meeting our conversion commitments. As these discussions continue to be positive, we have no reason to believe that we will not be able to obtain such funding and meet our commitments in full as they become due. Alternatively, if market and economic conditions favor equity financing, we may raise additional equity. We recently sold the Golar Eskimo to Golar Partners for $390.0 million of which we provided $220.0 million loan to the Partnership to part fund the purchase. Given Golar Partners’ ability to access both the equity and debt markets, we expect this loan to be settled over 2 years, which would likely provide us additional funding. To the extent that we are able to secure other long-term charters for any of our vessels, we may sell those vessels to Golar Partners.
Although majority of our vessels do not currently have term charter coverage, based on market indications, we expect to start seeing an increase in liquefaction capacity and demand for LNG from the second half of 2015 onwards which we expect to result in increased demand for LNG carriers. In addition, in December 2014, we entered into Heads of Agreement with Societe Nationale de Hydrocarbures and Perenco Cameroon for the development of a floating liquefied natural gas project for the Hilli which is currently undergoing conversion into a FLNGV.
Cash flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year Ended December 31,
	2014	2013	2012
(in millions of $)
Net cash provided by operating activities	24.9	67.7	233.8
Net cash used in investing activities	(1,429.3)	(533.1)	(290.7)
Net cash provided by financing activities	1,470.5	166.0	414.7
Net increase (decrease) in cash and cash equivalents	66.1	(299.4)	357.8
Cash and cash equivalents at beginning of year	125.3	424.7	66.9
Cash and cash equivalents at end of year	191.4	125.3	424.7

In addition to our cash and cash equivalents noted above, as of December 31, 2014, we had restricted cash of $74.6 million. This was made up of (i) $46.1 million in relation to the cash collateral on our share repurchase agreement with a bank, (ii) $25.0 million in relation to a legal dispute relating to the Golar Viking, (iii) $3.1million relating to performance bond requirements for projects awarded to us during 2013 and (iv) $0.4 million deposit relating to our office lease in Oslo.

Net cash provided by operating activities

Cash generated from operations decreased by $42.8 million to $24.9 million in 2014 compared to $67.7 million in 2013, primarily due to the continued softening of the LNG shipping market resulting in an overall decline in charter rates and lower utilization rates of our vessels trading on the spot market. In 2014, we took delivery of seven of our newbuildings (including the Golar Igloo prior to her disposal to Golar Partners) in 2014. All of our newbuildings operate on a spot market thus were affected by the commercial waiting time in 2014. This was partly mitigated by the receipt of dividends of $62.0 million in total from our various classes of equity investments in Golar Partners.

Cash generated from operations decreased by $166.1 million to $67.7 million in 2013 compared to $233.8 million in 2012, primarily due to the effect of the deconsolidation of Golar Partners (effective from December 13, 2012). This resulted in a substantial decrease in our net cash generated from our operations by virtue of a loss of a sizeable portion of (Golar Partner’s) vessels, all on committed charters, no longer being reported together with our results and cash flows. This was partly mitigated by the receipt of dividends of $64.2 million in total from our various classes of equity investments in Golar Partners. Similarly our sale of the Golar Maria to Golar Partners in February 2013, also resulted in a decrease in that vessel's contribution to our operating cash flows 2013, in contrast to a full year in 2013. To a lesser extent cash generated from operation was effected by the softening LNG shipping market, resulting in an overall decline in charter rates and lower utilization rates of our vessels trading on the spot market. In addition to our decision to place two vessels in lay-up in 2013 (pending conversion opportunities), also had an adverse effect on our operating cash flows in 2013 compared to 2012.

Net cash used in investing activities

Net cash used in investing activities of $1,429.3 million increased considerably in 2014 from $533.1 million in 2013 primarily due to:

•	higher installment payments made in respect of our newbuilds, following the delivery of seven newbuilds (including the Golar Igloo prior to her disposal to Golar Partners in March 2014);

•	milestone payments of $313.6 million relating to the FLNG conversion of the Hilli;

•	payments to other long-term assets of $49.9 million relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNGV;

•	increases in restricted cash and short-term investments of $48.0 million primarily due to a cash collateral provided against our total return equity swap we entered into in December 2014; and

•	a short term loan of $20 million we granted to Golar Partners.

This was partially offset by consideration of $155.3 million received from Golar Partners in respect of the sale of Golar Igloo in March 2014.

Net cash used in investing activities of $533.1 million increased considerably in 2013 from $290.7 million in 2012 primarily due to:

•	higher installment payments made in respect of our newbuilds;

•	increase in restricted cash and short-term investments of $22.7 million due to performance bonds for certain projects awarded to us in 2013;

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

Net cash used in investing activities of $290.7 million in 2012 primarily arose due to installment payments made in respect of newbuilds and additions to vessels and equipment relating to the FSRU retrofitting of the NR Satu and reactivation of both the Hilli and the Golar Gandria. In addition, we acquired the remaining 50% equity interest in the Bluewater Gandria and removed the cash balances held by Golar Partners as of the deconsolidation date of December 13, 2012. These were partially offset by the repayment of the vendor financing loan of $155 million in respect of the NR Satu by Golar Partners at the end of December 2012.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and new equity issuance offset by lease finance and debt repayments.

Net cash provided by financing activities in 2014 of $1,470.5 million was primarily a result of the following:

•
a $841.5 million drawn down under our $1.125 billion facility to fund the final installment payments of the Golar Igloo, Golar Crystal, Golar Penguin, Golar Bear, Golar Frost and Golar Eskimo less payment of $18.7 million of related financing costs. The debt in relation to the Golar Igloo was assumed by Golar Partners on its acquisition of the company that owns and operates the vessel in March 2014. The debt in relation to the Golar Eskimo was classified under liabilities held-for-sale in our consolidated balance sheet;

•
net proceeds of $660.9 million received from our June 2014 equity offering of 12,650,000 shares of our common stock, which included 1,650,000 common shares purchased pursuant to the Underwriters' option to purchase additional common shares. The issue price was $54.0 per share;

•	a $185.6 million draw down under ICBC finance leasing arrangement to fund the final installment payment of the Golar Glacier by its owner, 1401 Limited;

•	proceeds from the new Golar Arctic facility of $87.5 million, which was used to repay the existing Golar Arctic facility due in January 2015;

•
$67.6 million draw down from the short term facility to fund the LNG cargo trade during the first quarter of 2014. This was paid subsequently in April 2014 with the receipt of $71.6 million upon settlement of the related LNG cargo trade receivable; and

•	proceeds of $40.6 million as shareholder loans from KSI and B&V to fund the Hilli conversion.

Partially offset by:

•	payment of dividends during the year of $156.0 million; and

•	repayment of short-term and long-term debts (including debt due to related party) of $239.9 million.

Net cash provided by financing activities in 2013 of $166.0 million was primarily a result of the following:

•	$256.4 million draw down in respect of our $1.125 billion facility to fund the final installment payments of the Golar Seal and Golar Celsius delivered in October 2013;

•	$50.0 million drawdown on our World Shipholding revolving credit facility;

Partially offset by:

•	payment of dividends during the year of $109.0 million;

•	payment of financing costs of $22.6 million in respect of our $1.125 billion facility entered into July 2013; and

•	scheduled repayments of $9.4 million on our long-term debt.

Net cash provided by financing activities in 2012 was $414.7 million and was primarily a result of: (i) net proceeds of $317.1 million in respect of the follow-on equity public offerings of Golar Partners in 2012; (ii) proceeds of $442.2 million from the convertible bonds issued by the Company in March 2012 and issuance of Golar Partner's high-yield bonds issued by Golar Partners in October 2012; and (iii) a drawdown of $200 million on the World Shipholding revolving credit facility. This was partially offset by: (i) repayment of $280 million on the World Shipholding revolving credit facility; (ii) scheduled repayments of $45.2 million on our long-term debt; and (iii) the payment of dividends during the year of $175.9 million, in addition to the payment of $32.1 million of dividends to non-controlling interests.

Borrowing activities

Long-Term Debt

As of December 31, 2014, we had total long-term debt outstanding of $1.38 billion. As of December 31, 2014, our long-term debt consisted of the following:

(in thousands of $)	2014	Maturity date
Golar Arctic facility	87,500	2019
Golar Viking facility	82,000	2017
Convertible bonds	238,037	2017
Hilli shareholder loans:
Keppel loan	35,572	2027
B&V loan	5,000	2027
$1.125 billion facility:
- Golar Seal facility	117,273	2018/2025*
- Golar Celsius facility	117,721	2018/2025*
- Golar Crystal facility	122,602	2018/2025*
- Golar Penguin facility	128,885	2018/2025*
- Golar Bear facility	129,299	2018/2025*
- Golar Frost facility	131,298	2018/2025*
ICBC Finance Leasing Arrangement:
- Golar Glacier facility (Junior/Senior facility)	185,600	2016/2024*
	1,380,787

* The commercial loan tranche matures in 2018 with the balance maturing in 2025.

Our outstanding debt of $1.4 billion as of December 31, 2014, is repayable as follows:

Year ending December 31,
(in thousands of $)
2015	116,431
2016	83,831
2017	390,668
2018	80,445
2019	132,460
2020 and thereafter	576,952
Total	1,380,787

The margins we pay under our current loan agreements are over and above LIBOR at a fixed or floating rate and as of April 24, 2015 ranged from 0.70% to 4.0%.

The following is a summary of our credit facilities.  See Note 29 “Debt” to our Consolidated Financial Statements included herein for additional information relating to our credit facilities.

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120 million, for the purpose of financing the purchase of the Golar Arctic. In December 2014, this facility was fully repaid and we simultaneously entered into another secured loan facility with the same lender for $87.5 million, which refer to as the Golar Arctic facility. Under the new Golar Arctic facility, interest is at LIBOR plus a margin of 2.25% and is repayable in quarterly installments over a term of five years with a final balloon payment of $52.8 million due in December 2019.

Golar Viking facility

In January 2005 we entered into a $120 million secured loan facility with a bank for the purpose of financing the newbuilding, the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120 million.

The structure of the Golar Viking facility was such that the bank loaned funds of $120 million to Golar, which we then re-loaned to a newly created entity of the bank, Investor Bank.  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions was that Investor Bank was required to pay fixed interest to us.  The interest payments to us by Investor Bank were contingent upon receipt of these preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.

The Golar Viking facility accrued floating interest at a rate of LIBOR plus a margin.  The loan had a term of 10 years and was repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan was secured by a mortgage on the Golar Viking.

Following the decision to sell the Golar Viking to Equinox in December 2014, we prepaid the full outstanding amount of $82.0 million of the Golar Viking facility in February 2015.

Convertible Bonds

In March 2012, we completed a private placement offering for secured convertible bonds, for gross proceeds of $250.0 million. Accordingly, on their issuance we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55. We declared dividends of $1.80 and $1.80 for the year ended December 31, 2014 and 2013, respectively. The conversion price was adjusted from $50.28 to $48.40 effective on December 4, 2014.

We have a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 5,165,289 shares would be issued if the bonds were converted at the conversion price of $48.40 as at December 31, 2014.

The bond may be converted to our ordinary shares by the holders at any time starting on the forty first business day of the issuance until the tenth business day prior to March 7, 2017.

$1.125 billion facility

In July 2013, we entered into a $1.125 billion facility to fund eight of our newbuildings. The secured facility is divided into three tranches, with the following general terms:

Tranche	Amount	Proportion of facility	Term of loan from date of drawdown	Repayment terms
K-Sure	$449 million	40%	12 years	Six-monthly installments
KEXIM	$450 million	40%	12 years	Six-monthly installments
Commercial	$226 million	20%	5 years	Six-monthly installments, unpaid balance to be refinanced after 5 years

The facility bears interest at LIBOR plus a margin of 2.10% for the K-Sure tranche of the facility and 2.75% for both the KEXIM and Commercial tranche of the loan.

The K-Sure Tranche, is funded by a consortium of lenders of which 95% is guaranteed by a Korean Trade Insurance Corporation, K-Sure policy; the KEXIM tranche is funded by the Export Import Bank of Korea, KEXIM. Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment of $131.0 million depending on drawdown dates of certain vessels. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche.

The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown with each borrower being the subsidiary owning the respective vessel. Upon delivery of a newbuild, we have the ability to drawdown on the facility. On drawdown, the vessel will become secured against the facility.  A commitment fee is chargeable on any undrawn portion of this facility. As at December 31, 2014, we had drawn down a total of $841.5 million.

Date	Vessel	$1.125 billion facility	Amount drawn
October 2013	Golar Seal	$133.2 million	$127.9 million
October 2013	Golar Celsius	$133.2 million	$128.4 million
As at December 2013		$266.4 million	$256.3 million

May 2014	Golar Crystal	$133.2 million	$127.9 million
September 2014	Golar Penguin	$133.2 million	$128.9 million
September 2014	Golar Bear	$133.2 million	$129.3 million
October 2014	Golar Frost	$134.8 million	$131.3 million
February 2014	Golar Igloo*	$161.3 million	$161.3 million
December 2014	Golar Eskimo**	$162.8 million	$162.8 million
As at December 2014		$858.5 million	$841.5 million

*In March 2014, we sold the Golar Igloo to Golar Partners. The Golar Igloo debt of $161.3 million was assumed by Golar Partners.

** In December 2014, we entered into a sale and purchase agreement with Golar Partners to sell the companies that own and operate the Golar Eskimo. The sale was completed in January 2015. Therefore as of December 31, 2014, we classified the Golar Eskimo debt as "Liabilities held-for-sale" in our consolidated balance sheet.

ICBC Finance Leasing Arrangement

Golar Glacier facility

We executed a four ship sale and leaseback transaction with ICBL Finance Leasing Co. Ltd ("ICBCL"). This agreement was executed in February 2014. In October 2014, one of our consolidated subsidiaries sold the Golar Glacier to 1401 Limited, an ICBC special purpose vehicle. The purchase consideration for this sale reflected the market value of the vessel as of the delivery date which was valued at $204.0 million. Upon closing, we received $185.6 million through the facilities described in the following paragraph, with the remaining balance to be deferred and netted off against the termination payment when we opt to buy back the vessel. This vessel was simultaneously chartered back over a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 years lease period.

Simultaneously in October 2014, the special purpose vehicle ("SPV"), Hai Jiao 1401 Limited, which owns the Golar Glacier entered into secured financing agreements for $185.6 million consisting of a senior and junior facility. The senior facility $153 million is a 10 year loan provided by ICBC Bank, with first priority mortgage on the Golar Glacier. The facility is denominated in USD and bears interest at LIBOR plus margin and is repayable in semi-annual installments with a balloon of $80.3 million. The junior loan facility of $32.6 million is provided by ICBCIL Finance Co., a related party of ICBCL. The facilities are consolidated in our financial results as we consider ourselves the primary beneficiary of the VIE.

Hilli Shareholder loans

KSI Production Pte. Ltd ("KSI")

In September 2014, our subsidiary, Golar GHK Lessors Limited, or GGHK, entered into a Sale and Purchase Agreement with KSI to sell 10% of the registered issued share capital of Golar Hilli Corporation, or Hilli Corp. In connection with the sale, GGHK and Hilli Corp also entered into a Shareholders Agreement with KSI, that governs the relationship between the parties with respect to the conduct of the business to be undertaken by the Hilli.  Under such agreement, Hilli Corp issues cash calls on a pro rata basis to shareholders as “shareholder loans” for future funding requirements for the construction, deployment, and commissioning of the Hilli based on an anticipated budget limit of $1.3 billion, including contingency.  The outstanding shareholder loan from KSI bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan are payable on a six-monthly basis beginning twelve months after the final acceptance of the FLNGV, with a balloon payment 120 months after final acceptance of the FLNGV. As of December 31, 2014, the total shareholder loan from KSI is $35.6 million.

Black & Veatch ("B&V")

In November 2014, our subsidiary, GGHK entered into a Sale and Purchase Agreement with B&V to sell approximately 1% of the registered issued share capital of Hilli Corp. The consideration paid by B&V comprised the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNGV with a balloon payment 120 months after final acceptance. As of December 31, 2014, the total shareholder loan from B&V is $5 million.

Debt restrictions

Certain of our debt agreements are collateralized by vessel mortgages and, in the case of some debt agreements, pledges of shares by the relevant guarantor subsidiaries.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders.  In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Various debt agreements of the Company contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar Partners loan and lease agreements.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates.  We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.  We have also entered into equity derivative swaps, Total Return Swap Agreements or TRS, in line with our new share repurchase programme.

Interest rate swap agreement

As of December 31, 2014, we have interest rate swaps with a notional amount of $1.5 billion representing approximately 107% of our total debt. While we are currently over-hedged, this will normalize as we further draw down on our remaining facilities. Our swap agreements have expiration dates between 2015 and 2021 and have fixed rates of between 1.13% and 4.52%. The total unrealized loss recognized in the consolidated statement of operations relating to our interest rate swap agreement in 2014 was $29.0 million.

Total Return Swap Agreements ("TRS")

In December 2014 we entered into a total return swap, or TRS agreement related to 3.5 million of our common shares, which is indexed to our own common shares. The total unrealized loss recognized in the consolidated statement of operations relating to our TRS agreement in 2014 was $13.7 million.

The settlement amount for the TRS transaction will be (A) the market value of the shares at the date of settlement plus all dividends paid by the Company between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment by the counterparty to us, if (A) is greater than (B), or a payment by us to the counterparty, if (B) is greater than (A). There is no obligation for us to purchase any shares under the agreement and this arrangement has been recorded as a derivative transaction, with the fair value of the TRS recognized as an asset or liability as appropriate, and changes in fair values recognized in the consolidated statement of operations.

In addition to the above TRS transaction, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS transaction indexed to our own common shares was our only TRS agreement as of December 31, 2014.

Other derivative arrangements

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our U.K. office.  The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars and, to a lesser extent, British Pounds.

In October 2012, Golar Partners issued NOK 1,300 million senior unsecured bonds of which NOK 200 million was purchased by Golar. In order to hedge our exposure, we entered into a currency swap that converts our NOK bonds to USD at a fixed rate. The swap hedged the full amount of the NOK bonds. In November 2013, we sold our participation in the Golar Partners high yield bond, and accordingly, the currency swap was terminated in January 2014.

Capital Commitments

FLNGV conversion

In May 2014 and December 2014, we entered into an agreement with Keppel for the conversion of the Hilli and the Gimi to FLNGVs, respectively. In September 2014, the Hilli entered the shipyard to commence her conversion. The primary suppliers are Keppel and B&V. Accordingly, as of April 24, 2015, we are committed to incurring costs in connection with the conversion of the Hilli and Gimi into FLNGVs to the primary suppliers. As of the dates indicated, the estimated timing of the remaining commitments under our present firm contracts in connection with the Hilli conversion is below:

(in thousands of $)	April 24, 2015	December 31, 2014
Payable within 8 months to December 31, 2015	173,130	202,800
Payable within 2016	164,000	163,500
Payable within 2017	194,000	192,900
	531,130	559,200

As we have not yet lodged our final notice to proceed on the Gimi conversion contract, we have excluded the Gimi capital commitments in the above table. If we decide to lodge our final notice to proceed, we will have further contractual obligations of approximately $870.0 million. If we do not issue our final notice to proceed for the Gimi conversion by November 2015, we would have to pay termination fees.

Newbuilding contracts

As of April 24, 2015, we have a newbuilding commitment for the construction of one FSRU, expected to be delivered in November 2015.  The following table sets out as at December 31, 2014 and April 24, 2015, the estimated timing of the remaining commitment under our present newbuilding contract.  Actual dates for the payment of installments may vary due to progress of the construction.

(in millions of $)	April 24, 2015	December 31, 2014
2015	152.2	548.3
	152.2	548.3

 Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See Note 2 " Accounting Policies" to our Consolidated Financial Statements included herein.

Revenue Recognition

Our revenues include minimum lease payments under time charters, fees for repositioning vessels as well as the reimbursement of certain vessel operating and drydocking costs. We record revenues generated from time charters, which we classify as operating leases, over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a charterer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We account for time charters of vessels as operating leases and record the customers' lease payments as time charter revenues. We evaluate each contract to determine whether or not the time charter should be treated as an operating or capital lease, which involves estimates about our vessels' remaining economic useful lives, the fair value of our vessels, the likelihood of a lessee renewal or extension, incremental borrowing rates and other factors.

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

During 2014, we considered the significant number of newbuildings delivered towards the end of 2013 through to 2014, the continued softening in the LNG shipping market and the current operating losses of certain vessels while in lay-up as potential indicators of impairment. We assessed the potential impairment of our vessels by comparing the undiscounted cash flows of our vessels to their carrying values over the existing service potential of our vessels. For the Hilli, following her entry into the shipyard and commencement of her conversion into a FLNGV in September 2014, in determining the projected cash flows for this vessel, we determined that she is used, in conjunction with the intellectual property from the FLNGV FEED study, within FLNGV projects. As such, we determined that the asset grouping to be the vessel plus access to our feasibility study. Accordingly, the cash flows of the Hilli were determined using cash flow projections based on assumptions that the vessel is being converted and will be operated as an FLNGV. Our key assumptions include obtaining the required financing associated with the significant additional capital investment required for the FLNGV conversion will require associated financing being obtained for the significant capital investment required, cash flow projections relating to pricing and volume, operating costs and levels of future capital investment with the associated financing. We based our assumptions on external market data wherever possible. Other assumptions are based upon our feasibility studies and project forecasts based upon our understanding of the economics of future FLNGV projects. Our assessment concluded that no impairment of the Hilli existed as at December 31, 2014, as the fair value of this vessel was substantially higher than its carrying value.

For the Gimi and the Gandria, the projected net operating cash flows for each vessel were determined by considering the estimated daily time charter equivalent for vessels operating in the spot market (based on historical average trends as well as future expectations available for each vessel) over the vessels’ remaining estimated life. Expected outflows for vessel reactivation costs, drydockings and vessel operating expenses are based on our historical average operating costs and assume an average annual inflation rate of 2%. Operating days take into account the periods when each vessel is expected to undergo their drydocking, the frequency of which depends on factors such as their age. Assumptions are in line with our historical performance.

Our assessment concluded that step two of the impairment analysis was not required for all three vessels and no impairment of the vessels existed as of December 31, 2014, as the undiscounted projected net operating cash flows exceeded their carrying values.

The cash flows on which our assessment is based is highly dependent upon our forecasts, which are subjective and although we believe the underlying assumptions supporting this assessment are reasonable it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects over the next year. This could represent a triggering event for a further impairment assessment of our vessels.

In 2014, 2013 and 2012, impairment charges of $0.5 million for each of those years, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the retrofitting of the Golar Spirit.  As of December 31, 2014, the carrying value of these was $2.0 million.

Vessel Market Values

In the above "Vessels and Impairment," we discussed our policy for assessing impairment of the carrying values of our vessels.   During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted and discounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier, FSRU and FLNGV markets are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from pre-existing contracts with counterparties from our vessels on long term charters. The principal assumptions we have used in this regard are:

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

While we intend to hold and operate our vessels, were we to hold them for sale, the fair market value of our owned vessels, except for Golar Artic, would not be lower than their respective historical book values presented as of December 31, 2014.  Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value.  Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

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

Investment in Golar Partners and gain on loss of control

Pursuant to the deconsolidation of Golar Partners from December 13, 2012, we recognized a gain on loss of control of $854 million in our statement of operations and recorded $900.9 million as the aggregate of the fair value of our investments in Golar Partners as of this date, which represented our general partner interest including the IDRs ($191.2 million), our interests in the common units ($347.0 million) and subordinated units ($362.8 million). See Note 6 “Deconsolidation of Golar Partners” to our Consolidated Financial Statements included herein for further detail. The fair value of our equity interests held in Golar Partners, were determined as follows:

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

In connection with the deconsolidation of Golar Partners we allocated the excess between the fair value and the underlying book value of Golar Partner's net assets, or basis difference across the Partnership's identifiable tangible and intangible assets and liabilities, with the residual assigned to goodwill. It was identified that the basis difference related primarily to the vessel, the charters and goodwill. The share of the basis difference relating to those units which are accounted for under the equity method (the subordinated units in the subordination period) is required to be amortized through the statement of operations as part of the equity accounting. This portion of the basis difference as it relates to each of Golar Partner's vessels and charters is amortized on a straight-line basis over the remaining useful economic life of the related vessel or the term of the charter, respectively, and recorded as an expense within the line "Equity in net earnings of affiliates". The allocation of the basis difference requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated from Golar Partners' vessels and charters.
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
Pension Benefits

The determination of our defined benefit pension obligations and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in Note 31 “Pensions” to our Consolidated Financial Statements included in this Annual Report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pension expense.

Valuation of Derivative Financial Instruments

Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation and interest rates. All derivate instruments are initially recorded as cost and subsequently remeasured to fair value. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss). Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income (loss) and are reclassified to earnings in the consolidated statement of income (loss) when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Under equity swaps, we swap with our counterparty (usually a major bank) the risk of fluctuations in our share price and the benefit of any dividends, for a fixed payment of LIBOR plus margin.  The counterparty may acquire shares in us to hedge its own position.

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

In April 2014, the FASB issued guidance that amended the definition of a discontinued operation (ASU 2104-08) and requires entities to provide additional disclosures about disposal transactions. Under the revised standard, a discontinued operation is defined as (1) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or (2) an acquired business or nonprofit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition. In addition, the revised accounting standard incorporated the existing held-for-sale criteria to determine whether a component of an entity or a group of components of an entity, a business or a nonprofit activity is classified as held for sale. Those criteria are:

•	Management, having the authority to approve the action, commits to a plan to sell the entity to be sold

•	The entity to be sold is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such entities to be sold

•	An active program to locate a buyer or buyers and other actions required to complete the plan to sell the entity to be sold have been initiated

•	The sale of the entity to be sold is probable, and transfer of the entity to be sold is expected to qualify for recognition as a completed sale within one year (some exceptions may apply)

•	The entity to be sold is being actively marketed for sale at a price that is reasonable in relation to its current fair value

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn

The Standard is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. As early adoption is permitted, we have decided to early adopt the standard. As a result, while we classified the Golar Viking as an asset held-for-sale and the Golar Eskimo’s assets and liabilities as held-for-sale in our consolidated balance sheet, we did not present these as discontinued operations in our consolidated financial statements as these did not meet the definition of discontinued operations under the new guidance.

Accounting pronouncements to be adopted

In January 2014, the FASB issued guidance for derivatives and hedging, accounting for certain receive-variable, pay-fixed interest rate swaps - simplified hedge accounting approach. The guidance permits companies to recognize swaps at their settlement value rather than their fair value and to complete formal hedge documentation by the date on which the company’s annual financial statements are available to be issued. Companies can adopt the guidance using a modified retrospective approach or a full retrospective approach. The guidance is effective for annual periods beginning after 15 December 2014 and interim periods within annual periods beginning after 15 December 2015. Early adoption is permitted for any annual or interim period for which the entity’s financial statements have not yet been made available for issuance. Entities may elect the simplified hedge accounting approach for qualifying swaps existing at the date of adoption and new swaps. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued guidance that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contracts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non-monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is prohibited for companies applying US GAAP. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In June 2014, the FASB issued guidance for compensation - stock compensation, accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. Under ASC 718, compensation - stock compensation, a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition. As a result, the target is not reflected in the estimation of the award’s grant date fair value. Compensation cost would be recognized over the required service period, if it is probable that the performance condition will be achieved. This guidance was issued to resolve diversity in practice. The guidance is effective for annual periods beginning after 15 December 2015 and interim periods within those annual periods. Early adoption is permitted. The guidance should be applied prospectively to awards that are granted or modified on or after the effective date. Entities also have the option to apply the amendments on a modified retrospective basis for performance targets outstanding on or after the beginning of the first annual period presented as of the adoption date. An entity that elects to use this approach should record a cumulative-effect adjustment as of the beginning of the first period presented, and use of hindsight is permitted. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual period ending after December 15, 2016, and for annual periods and interim period thereafter. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In November 2014, the FASB issued guidance for derivatives and hedging where it eliminates different methods used in current practice in accounting for hybrid financial instruments issued in the form of a share. The amendments clarify how current U.S. GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features including embedded derivative feature being evaluated for bifurcation in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

C.           Research and Development, Patents and Licenses

Not Applicable.

D.          Trend Information

Please see the section of this item entitled "-Market Overview and Trends."

E.           Off-Balance Sheet Arrangements

We are also committed to make rental payments under operating leases for office premises under operating leases.  The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2014:

(in millions of $)	Total Obligation	Due in 2015	Due in 2016 – 2017	Due in 2018 – 2019	Due Thereafter
Long-Term Debt	1,380.8	83.8	474.5	211.9	610.6
Interest commitments on long-term debt - floating and other interest rate swaps (1) (2)	429.2	79.5	137.5	118.4	93.8
Operating Lease Obligations (3)	91.7	27.9	62.1	1.6	0.1
Purchase Obligations:
Newbuildings (4)	548.3	548.3	—	—	—
Egyptian Venture (5)	—	—	—	—	—
FLNGV conversion (6)	559.2	202.8	356.4	—	—
Other Long-Term Liabilities (7)	—	—	—	—	—
Total	3,009.2	942.3	1,030.5	331.9	704.5

(1)
As of December 31, 2014, we are over-hedged as the notional value of our interest rate swap arrangements is greater than the principal of our debt obligation. However, we expect this level to normalize as we further drawdown on our remaining facilities in connection with our newbuildings and maturity of certain swaps in 2015.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.79% and taking into account our various margin rates and interest rate swaps associated with each debt. Included in the calculation is our interest commitment on the Golar Viking facility which we repaid early in January 2015 in connection with the sale of the Golar Viking to Equinox.

(3)
The above table includes operating lease payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer does not renew or extend its charter beyond February 2015, Golar Partners has the option to require us to charter the vessel through to October 2017.  Golar Partners exercised this option in February 2015

(4)	The total contract cost of our newbuildings was approximately $2.1 billion of which, as of December 31, 2014, $0.5 billion remains payable in 2015.

(5)
As at December 31, 2014, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by the Egyptian Natural Gas Holding Company, or ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(6)
This refers to our committed costs for the completion of the conversion of the Hilli into a FLNGV. It does not include the Gimi since that vessel has not yet entered into conversion and we have an option to terminate the contract until November 2015 for a defined fee.

(7)
Our Consolidated Balance Sheet as of December 31, 2014, includes $75.4 million classified as "Other long-term liabilities" of which $38.7 million represents liabilities under our pension plans and $19.3 million represents other guarantees provided to Golar Partners.  These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 30”Other Long-Term Liabilities” to our Consolidated Financial Statements for additional information regarding our other long-term liabilities.

For details of the Company's outstanding legal proceedings and claims, please see:  Note 38 "Other Commitments and Contingencies" to our Consolidated Financial Statements included herein.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors and secretary as of April 24, 2015.

Name	Age	Position
Sir Frank Chapman	61	Chairman of our board of directors and Director
Kate Blankenship	50	Director and Audit Committee member
Tor Olav Trøim	52	Director
Carl Steen	66	Director and Audit Committee member
Daniel Rabun	60	Director
Fredrik Halvorsen	41	Director
Andrew Whalley	48	Director and Company Secretary

Sir Frank Chapman has served as the Chairman of our board of directors and our director since September 2014, following John Fredriksen's resignation. He has worked 40 years in the oil and gas industry culminating in a twelve-year period as Chief Executive of BG Group plc. Under Sir Frank Chapman’s leadership, BG Group grew from the modest UK-based Exploration and Production interests of the old British Gas into an international integrated oil and gas major. Operating profits grew from some $50 million in 1996 to more than $8 billion in 2012. Sir Frank is currently a non-executive director of Rolls-Royce plc and chairman of their safety and ethics committee. Sir Frank was knighted in the 2011 Queen’s Birthday Honours List for services to the oil and gas industries.

Kate Blankenship has served as a director since July 2003 and was Company Secretary from our inception in 2001 until November 2005.  She served as our Chief Accounting Officer from May 2001 until May 2003.  Ms. Blankenship has also been a director of Frontline Limited (or Frontline) since August 2003 and served as Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005.    Ms. Blankenship has served as a director of Ship Finance International Limited since July 2003, Seadrill Limited since May 2005, Golden Ocean Group Limited since November 2004, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Seadrill Partners LLC since June 2012 and Avance Gas Holding Ltd since October 2013.  She is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Trøim has served as a director of the Company since September, 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.  He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995).  Mr. Troim was a director of Seatankers Management in Cyprus from 1995 until September 2014.  Mr. Troim also served as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited, Golar LNG Partners LP, Seadrill Partners LLC and as an alternate director of Frontline Ltd until September 2014.

Carl Steen has served on Golar Partners’ board of directors since his appointment in August 2012. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with an M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International Division. Currently, Mr. Steen holds directorship positions in various Norwegian companies including Wilhelm Wilhelmsen Holding ASA and RS Platou ASA.

Daniel Rabun has served as director since February 2015. He joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Fredrik Halvorsen has served as a director since February 2015. He is the founder of Ubon Partners, a private investment company focused on technology and growth companies and chairman of Acano one of its core holdings.  He was CEO and President of Seadrill Management UK from October 2012 until July 2013 and also worked for Frontline Corporate Services Ltd from October 2010 until July 2013. Prior to this, Mr. Halvorsen held various roles including CEO of Tandberg ASA until the Company was sold to Cisco Systems, senior positions at Cisco Systems Inc. as well as McKinsey & Company.

Andrew Whalley has served as director and company secretary since February 2015. He is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters.  He is currently of Counsel to Alexanders, a Bermuda law firm and is also an independent consultant providing legal and corporate secretarial services.  Mr. Whalley is a Director and Co-Founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalisation of documents.

Executive Officers

The following provides information about each of our executive officers as of April 24, 2015.

Name	Age	Position
Gary Smith	60	Chief Executive Officer – Golar Management
Oistein Dahl	54	Chief Operating Officer and Managing Director of GWM
Brian Tienzo	41	Chief Financial Officer – Golar Management
Hugo Skar	47	Chief Technical Officer - Golar Management

Gary Smith rejoined Golar Management as CEO in February 2015. Mr. Smith was previously CEO of Golar Management from April 2006 until July 2009. He has an extensive background in the petroleum industry.  Most recently Mr Smith worked for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager Commercial Shipping.  In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects.  Mr Smith also served as President and Director of SIGGTO (Society of International Gas Tanker & Terminal Operators) during the period from 2002 to 2005.

Oistein Dahl is our Chief Operating Officer and the Managing Director of GWM. GWM is Golar's own technical management company and is a joint venture (owned 60% by Golar) with Wilhelmsen Ship Management. Mr. Dahl started in Golar in September 2011. He previously worked for Höegh Fleet, where he was President for four years. He has served in Höegh for several years and has had several positions within vessel management, newbuilding and projects, as well as business development. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society DNV. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

Brian Tienzo has served as the Chief Financial Officer of Golar Management since June 2011. He previously served as the Group Financial Controller of Golar Management since 2008 having joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Certified Chartered Accountants. Mr. Tienzo has also served as the Principal Accounting Officer for Golar LNG Partners LP since April 2011.

Hugo Skår has served as Vice President, Project Management for Golar Management since 2004 and became Chief Technical Officer in 2009. Mr. Skår has been responsible for the successful FSRU conversion projects. Mr. Skår has an MSc degree in Naval Architecture. He worked 9 years in Bergesen (Newbuilding & Project Division) and has an extensive experience from newbuilding supervision and VLCC conversions to floating production storage offshore). From 2001 to 2004, he served as Site Manager and Project Manager for the construction of Bergesen's new LNG carriers.

B.      Compensation

For the year ended December 31, 2014, we paid to our directors and executive officers aggregate cash compensation of $2.0 million and an aggregate amount of $0.3 million for pension and retirement benefits.  For a description of our stock option plan please refer to the section of this item entitled "E. Share Ownership-Option Plan" below.

In addition to cash compensation, during 2014 we also recognized an expense of $1.6 million relating to stock options issued to certain of our directors and employees. See Note 33 “Share Capital and Share Options” to our Consolidated Financial Statements included herein.

C.      Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships.  Our Board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function.  Our audit committee consists of two members, Kate Blankenship and Carl Steen who are both Company Directors.  Except for an audit committee the Board does not have any other committees.

Our board of directors is elected annually at the annual general meeting. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

As a foreign private issuer we are exempt from certain Nasdaq requirements that are applicable to U.S. listed companies.  Please see the section of this Annual Report entitled “Item 16G. Corporate Governance" for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq.

D.      Employees

As of December 31, 2014, we employed approximately 30 people in our offices in London and Oslo.  We contract with independent ship managers to manage, operate and to provide crew for our vessels.  We also employ approximately 600 seagoing employees, all of whom are employed through our independent ship managers. These employees serve both Golar and Golar Partners.

E.      Share ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by for our directors and officers as of April 24, 2015. Also shown are their interests in share options awarded to them under our various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

During the year end December 31, 2014, we issued 1.8 million of options at a weighted average exercise price of $58.3.

Director or Officer	Beneficial Interest in Common Shares of $1.00 each		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
Sir Frank Chapman	—	—	400,000	$57.60	2016
Kate Blankenship	(1)	(1)	17,500	$4.17	2016
			8,251	$6.98	2016
			2,750	$2.98	2015
			75,000	$57.60	2019
Tor Olav Trøim	(2)	(2)	8,251	$6.98	2016
			2,750	$2.98	2015
			150,000	$57.60	2019
Brian Tienzo	—	—	11,797	$6.98	2016
	—	—	6,766	$2.98	2015
	—	—	125,000	$57.60	2015
Oistein Dahl	—	—	25,000	$25.95	2016
	—	—	75,000	$57.60	2019
Hugo Skar	—	—	5,458	$2.98	2015
	—	—	100,000	$57.60	2019

(1) Less than 1%.
(2) In July 2014, our Director, Tor Olav Troim, acquired 3 million of our shares from our former princpal shareholder, World Shipping Limited, bringing his total direct and indirect holding in us to 3.4 million shares, representing 3.6% interest.
(3) In addition to the holdings of shares and options contained in the table above, as of April 24, 2015, Tor Olav Troim, is party to separate Total Return Swaps, or TRS agreements relating to 375,000 of our common shares.

Our directors and executive officers have the same voting rights as all other holders of our Common Shares.

Option Plans

Our board of directors adopted the Golar LNG Ltd's Employee Share Option Plan, or Golar LNG Plan in February 2002.  The Plan authorized our Board to award, at its discretion, options to purchase our common shares to employees of the Company, who were contracted to work more than 20 hours per week and to any director of the Company.

Under the terms of the plan, the Board could determine the exercise price of the options, provided that the exercise price per share was not lower than the then current market value. Options that have not lapsed will become immediately exercisable at the earlier of the vesting date, the option holder's death or change of control of the Company.  All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board may from time to time prescribe.  The Plan will expire 10 years from their date of adoption.

As of December 31, 2014, 0.9 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans.  For further detail on share options please see Note 33 – "Share Capital and Share Options" to our consolidated financial statements.

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis.  Accordingly, the above figures show the reduced exercise price as of April 24, 2015.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of March 31, 2015 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares.

	Common Shares
Owner	Number	Percent
Capital Research Global Investors (1)	11,426,771	12.2%
FMR LLC (2)	8,519,060	9.1%

(1) Information derived from the Schedule 13G/A of Capital Research Global Investors filed with the Commission on February 13, 2015.
(2) Information derived from the Schedule 13G/A of FMR LLC filed with the Commission on February 13, 2015.

Our major shareholders have the same voting rights as all of our other common shareholders. No corporation or foreign government owns more than 50% of issued and outstanding common shares. World Shipholding Limited, our former principal shareholder hat held 45.7% of our common shares as disclosed in our Annual Report for the year ended December 31, 2013, sold the majority of its shares reducing its ownership to 1.9% of our common shares as of September 2014. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions.  However, our management's policy is to enter into related party transactions solely on terms that are at least equivalent to terms we would be able to obtain from unrelated third parties.  The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the directors of their interest in the contract or proposed contract.  The related party transactions that we have entered into during the year ended December 31, 2014 are discussed below.

Transactions with Golar Partners and subsidiaries:

Net revenues from related parties:

(in thousands of $)	2014
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees income (i)	2,877
Ship management fees income (ii)	7,746
Total	10,623

Receivables (payables):

(in thousands of $)	2014
Trading balances due from Golar Partners and affiliates (iii)	13,337
Methane Princess Lease security deposits movements (iv)	(3,486)
Short-term debt due from Golar Partners (v)	20,000
29,851

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

(ii) Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen, a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. Golar Partners may terminate these agreements by providing 30 days written notice.

(iii) Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

(iv) Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement (see below). Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

(v) $20 million revolving credit facility: On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar Partners. In May 2013, Golar Partners drew down $20 million from the facility which it subsequently repaid in December 2013. As of December 31, 2014, Golar Partners has fully drawn down the $20.0 million facility. This facility is unsecured, interest-free and initially matured in April 2015. In April 2015, this facility was extended until June 2015.

Other transactions:

a) Disposals to Golar Partners: In February 2013 and March 2014, we disposed of our interests in the subsidiaries which own and operate the Golar Maria and the Golar Igloo, respectively. Since the Partnership is no longer considered to be our controlled entity, these transactions were not accounted for as transfers of equity interests under common control. Accordingly, we recognized the gains on disposal of Golar Maria and the Golar Igloo.

In January 2015, we completed our sale of our equity interests in the companies that own and operate the Golar Eskimo to Golar Partners for the price of $390.0 million for the vessel (including charter) less the assumed $162.8 million of bank debt plus other purchase price adjustments. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us. The loan from us has a two year term with interest chargeable at LIBOR plus a blended margin of 2.84%.

The agreement for the disposal of the Golar Eskimo provided that, in the event improved terms under the Golar Eskimo Charter are negotiated with Jordan after completion of sale and prior to June 30, 2015, Golar Partners will pay us for the fair value of the improved terms. The fair value of any improved terms (e.g. an increased hire rate or longer term) must be approved by us and Golar Partners.

Also in connection with the sale of the Golar Eskimo, we entered into an agreement with Golar Partners pursuant to which we will pay the Partnership an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the Golar Eskimo. Golar Partners will in return remit to us any hire payments actually received with respect to the vessel during this period and, at our request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Charter and June 30, 2015.

b) Golar Grand option: In connection with the disposal of the Golar Grand in November 2012, we entered into an Option Agreement with Golar Partners. Prior to February 2015, the Golar Grand operated under a time charter with the BG Group which was not extended beyond its initial term and expired in the middle of February 2015. In February 2015, Golar Partner exercised this option to require us to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by the BG Group. As at December 31, 2014 we had a provision of $7.2 million in relation to the option.

c) Quarterly Cash Distributions

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

In addition, we currently hold all of the IDRs in Golar Partners.  IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. In general, Golar Partners will distribute any additional available cash from operating surplus for that quarter among the unit holders and the General Partner in the following manner:

•	first, 98.0% to all unit holders, pro rata, and 2.0% to the General Partner, until each unit holder receives a total of $0.4428 per unit for that quarter, or the first target distribution;

•
second, 85.0% to all unit holders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the IDRs, pro rata, until each unit holder receives a total of $0.4813 per unit for that quarter (the "second target distribution;

•
third, 75.0% to all unit holders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the IDRs pro rata, until each unit holder receives a total of $0.5775 per unit for that quarter, or the third target distribution; and

•	thereafter, 50.0% to all unit holders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the IDRs, pro rata.

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

We received total distributions from Golar Partners of $61.3 million for the year ended December 31, 2014.

Indemnifications and guarantees:

a) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is unknown as the determination of this amount is dependent on the Company's intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2014, we have recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners (see "Notes to Consolidated Financial Statements-Note 6(c)") representing the fair value at deconsolidation.

b) Environmental and other indemnifications: Under the Omnibus Agreement, we agreed to indemnify Golar Partners until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that we contributed or sold to Golar Partners to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5.0 million.

In addition, pursuant to the Omnibus Agreement, we agreed to indemnify Golar Partners for any defects in title to the assets contributed or sold to Golar Partners and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct Golar Partner's business, which liabilities arise within three years after the closing of its IPO on April 13, 2011.

c) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo.

The maximum potential exposure in respect of the performance guarantees issued by us is unknown as these matters cannot be absolutely determined.  The likelihood of triggering the performance guarantees is remote based on the past performance of our combined fleet.

d) Debt guarantee: We issued debt guarantees to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries.  The liability is being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items". As at December 31, 2014, we recognised an amortization charge of $0.9 million in regards to the guarantee.

As of December 31, 2014, we guaranteed $143.3 million of Golar Partners' long-term debt and capital lease obligations, net of restricted cash.  All of the facilities and lease obligations we have guaranteed are secured on specific vessels.  As of December 31, 2014, these vessels have higher market values than the carrying amounts of the facilities and capital lease obligation to which the vessels are secured against.

e) Legal claim: In connection with the disposal of the NR Satu in July 2012, we agreed to indemnify Golar Partners against any losses that it may incur in relation to a possible claim of damage to the pipeline allegedly caused by Golar and its subcontractor in connection with the FSRU conversion of the NR Satu. For the year ended December 31, 2014, we recognized $0.5 million loss in our statement of operations to indemnify Golar Partners' non-recoverable loss. Please read "Item 8. Financial Information-A. Consolidated Financial Statements and Other Financial Information- Legal Proceedings and Claims - NR Satu related claim" for further detail.

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

Net (expenses) income (due to) from other related parties (excluding Golar Partners):

On September 10, 2014, following a secondary offering of 32 million of our common shares by World Shipholding Limited, its stake in us was reduced from 36.2% to 1.9%. As of December 31, 2014, World Shipholding owned 1.9% of Golar. Following this, World Shipholding, Frontline Ltd, Seatankers Management Company Limited, Ship Finance AS and Seadrill Ltd., ceased to be our related parties. Transactions with these companies until September 10, 2014 are presented below:

(in thousands of $)	2014
Frontline Ltd and subsidiaries	34
Seatankers Management Company Limited	(112)
Ship Finance AS	116
Seadrill Ltd	(5)
Golar Wilhelmsen	(7,031)

(Payables to) receivables from related parties (excluding Golar Partners):

(in thousands of $)	2014
Golar Wilhelmsen	(1,394)

As of December 31, 2014, we held a 60% ownership interest in Golar Wilhelmsen, which we account for using the equity method.  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services.

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

NR Satu related claim

PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar Partners and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. While we continue to believe that we have meritorious defences against these claims, to avoid bein involved in a lengthy suit, we agreed to a compromise settlement. The settlement amount was $3 million of which $2.5 million was recovered from Golar Partners' subcontractors who is also a party to the settlement. As part of the disposal of the NR Satu in July 2012, we also agreed to indemnify Golar Partners against any non-recoverable losses. Accordingly, as at December 31, 2014, we recognised $0.5 million loss in our consolidated statement of operations to indemnify Golar Partners' non-recoverable loss.

Golar Viking related claim

In January 2011, Nakilat chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against Golar claiming damages of $20.9 million for breach of contract, including that of early termination of the charter.  In December 2013, we did not record any provision as we believed that we had strong arguments to defend ourselves against such claims. Proceedings commenced in 2014 with the arbitration hearing timed for December 2014 or January 2015. During the course of the arbitration proceedings, the exchange of disclosure, witness statements and expert reports were completed in December 2014. Following this and our legal counsel’s advice, we entered into compromise settlement discussions with the other parties. The compromise settlement was agreed in January 2015 for an amount of $14.5 million. We maintain defence and indemnity insurance for these types of claims. A contribution of $0.6 million was made by our insurers in relation to the claim. Accordingly, as of December 31, 2014, we recorded a provision of $13.9 million related to the claim of which $3.5 million was recognized in prior years. The claim was settled subsequently in January 2015.

Douglas Channel LNG Assets Partnership claim

In May 2013, we provided a short-term loan of $12.0 million to Douglas Channel LNG Assets Partnership, or DCLAP, as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly owned by LNG Partner LLC, or LNGP. The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate. In September 2013, LNGP filed for bankruptcy. We commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. As court proceedings progressed during 2014, the parties negotiated a reorganization plan where we will no longer participate in the project but will become a creditor instead. The reorganization plan comprised of a new consortium of parties involved in the project has been finalized and approved by the Supreme Court of British Columbia. We will retain security of the assets until the project reaches final investment decision. Of the $12.0 million short-term loan, $3.9 million has been repaid to date. We continue to believe the outstanding loan is recoverable, accordingly, as of December 31, 2014, we have not recorded any provision against the outstanding loan receivable.

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

For 2014, our board of directors declared quarterly dividends in June 2014, September 2014, December 2014 and February 2015 in the aggregate amount of $162.3 million, or $1.80 per share.

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

B.           Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

Listing Details and Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol "GLNG".

The following table sets forth, for the periods indicated the high and low prices for the common shares on the Nasdaq.

	Nasdaq
	High	Low
Year ended December 31
2014	$74.44	$31.21
2013	$41.55	$30.51
2012	$47.82	$31.71
2011	$45.59	$14.77
2010	$15.94	$9.42

	Nasdaq
	High	Low
Quarter ended
Second quarter 2015 (1)	$37.26	$32.97
First quarter 2015	$37.24	$27.72
Fourth quarter 2014	$67.17	$31.21
Third quarter 2014	$74.44	$57.55
Second quarter 2014	$60.39	$39.93
First quarter 2014	$43.94	$33.35
Fourth quarter 2013	$40.37	$33.07
Third quarter 2013	$39.92	$30.51
Second quarter 2013	$37.79	$31.22
First quarter 2013	$41.55	$34.28

	Nasdaq
Month ended	High	Low
April 2015 (1)	$37.26	$32.97
March 2015	$36.34	$28.88
February 2015	$34.07	$28.67
January 2015	$37.24	$27.72
December 2014	$44.73	$31.21
November 2014	$57.75	$39.82
October 2014	$67.17	$42.52

(1) For the period from April 1, 2015 through April 24, 2015.

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

At the 2013 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-laws of the Company as adopted on September 20, 2013, were filed as Exhibit 1.5 to this Form 20-F.

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

1.
Purchase, Sale and Contribution Agreement, dated January 20, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Maria.

2.
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Igloo.

3.
Purchase, Sale and Contribution Agreement, dated December 22, 2014, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Eskimo.

4.	Memorandum of Agreement, dated December 19, 2014, by and between Golar LNG Ltd. and PT Perusahaan Pelayaran Equinox, providing for, among other things, the sale of the Golar Viking.

5.	Engineering, Procurement and Construction agreement, dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited.

6.	Engineering, Procurement and Construction agreement, dated October 27, 2014 by and between Golar Gimi Corporation and Keppel Shipyard Limited.

7.
Facility Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 24, 2013.

8.
Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated July 25, 2013.

9.
Second Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014.

10.
Third Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated December 11, 2014.

11.	Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

12.	Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

13.	$20.0 Million Revolving Credit Agreement dated April 11, 2011 by and between Golar LNG Limited and Golar LNG Partners LP, as amended by supplemental deed dated April 29, 2015.

D.           Exchange Controls

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us, unless the proposed transaction is exempted by the BMA's written general permissions. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the Nasdaq. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports.  For the 2014, 2013 and 2012 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $nil, $nil and $2,079,309, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $nil, $nil and $83,172, respectively.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2014.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test."  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2014.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide that our common shares will not be considered to be "regularly traded" on an "established securities market" for any taxable year in which 50% or more of the outstanding common shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding common shares; this is also known as the "5% Override Rule."  The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries, or "Qualified Shareholders," own sufficient common shares to preclude non-Qualified Shareholders from owning 50% or more of the total vote and value of our common shares for more than half the number of days during the taxable year; this is also known as the "5% Override Exception."

Based on our public shareholdings for 2014, we were not subject to the 5% Override Rule for 2014.  Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2014 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%.  For the calendar year 2014, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code.

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

Passive Foreign Investment Company

Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to U.S. Holders (or, in some cases, U.S. persons who are treated as owning our common shares under constructive ownership rules) if we are treated as a "passive foreign investment company, or a PFIC for U.S. federal income tax purposes.  We will be a PFIC if either:

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 “Accounting Policies” to our Consolidated Financial Statements included herein.  Further information on our exposure to market risk is included in Note 35 “Financial Instruments” to our Consolidated Financial Statements.

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

As of December 31, 2014, the notional amount of the designated interest rate swaps outstanding in respect of our debt obligation was $1,476 million (2013: $1,638 million).  The principal of the loans outstanding as of December 31, 2014 was $1,380.8 million (2013: $717.0 million).  Based on our floating rate debt at December 31, 2014, a one-percentage point increase in the floating interest rate would have increased our interest expense by $2.2 million per annum (excluding the effect of our convertible bonds).  For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2014, see Note 35 “Financial Instruments” to our Consolidated Financial Statements..

Foreign currency risk.  The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency.  Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, Norwegian Kroners and Euros, in relation to our administrative office in the U.K. and operating expenses incurred in a variety of foreign currencies. Based on our GBP expenses for 2014, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $1.1 million.

We operate a branch in Norway, where the majority of expenses are incurred in Norwegian Kroner. Based on our NOK administrative expenses incurred in 2014, a 10% depreciation of the U.S Dollar against NOK would have increased our expenses by $0.9 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro.  Based on the crew costs for the year ended December 31, 2014, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2014 by approximately $2.2 million.

Equity risk: As of December 31, 2014, we entered into a TRS contract indexed to 3,500,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract was scheduled to expire in March 6, 2015 but was extended for a further three months. The weighted average reference price was $40.39 per common share. The open position at December 31, 2014, exposes us to market risk associated with our share price, and it is estimated that a 10% reduction in our share price as at December 31, 2014, would generate an adverse mark-to-market adjustment of approximately $12.8 million, which would be recorded in our consolidated statement of operations.

We hold equity investments in Golar Partners. If the market value of this investment should fall below the carrying value, and this decrease in market value is determined to be other than temporary, there could be an impairment charge recognized in our consolidated statement of operations. Based on our interest in the common units of Golar Partners, a 10% reduction in the share price of Golar Partners as at December 31, 2014, would generate an adverse fair value adjustment of up to $27.5 million, which would be recorded in our consolidated statement of comprehensive income.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of the end of the period covered by this Annual Report as of December 31, 2014.  Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

 (b)         Management's annual report on internal controls over financial reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, the following report is provided by management in respect of our internal control over financial reporting. As defined in the Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published Consolidated Financial Statements for external purposes under generally accepted accounting principles.

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2014, the Company’s internal control over financial reporting was effective.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

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

(a)Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Fiscal year ended December 31, 2014	$1,046,950
Fiscal year ended December 31, 2013	$1,027,801

Total audit fees incurred with respect to Ernst & Young LLP were approximately $772,150 and $nil for 2014 and 2013, respectively which included fees of $0.2 million relating to professional services comprising of assurance work in connection with our September 2014 secondary offering.

Total audit fees incurred with respect to PricewaterhouseCoopers LLP were approximately $274,700 and $1,027,800 for 2014 and 2013, respectively. The audit fees in 2014 included fees of $0.2 million relating to professional services comprising of assurance work in connection with our June 2014 equity offering.

(b)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2014	$660,419
Fiscal year ended December 31, 2013	$9,689

(c)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2014	$—
Fiscal year ended December 31, 2013	$14,842

(d)      Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.  All services provided by the principal auditor in 2014 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2014, our Board of Directors approved a share repurchase scheme in connection with a three month facility for a Stock Indexed Total Return Swap Programme with a bank, whereby the latter may acquire 3.5 million shares in the Company during the accumulation period, and we carry the risk of fluctuations in the share price of those acquired shares. The bank is compensated at their cost of funding plus a margin. As at December 31, 2014, the bank had acquired 3.5 million Golar shares under the programme at an average price of $40.39 and we recorded a loss on the mark-to-market of the equity swaps of $13.7 million in our consolidated statement of operations. In March 2015, this swap facility was extended for a further three months.

Month of repurchase	Total number of shares purchased	Average price paid per share	Total number of Shares purchased as part of publicly announced plans or programme	Maximum Number of shares that may be purchased under the plans or program
As of December 31, 2014	3,500,000	$40.39	3,500,000	5,000,000

As of December 31, 2014, we did not hold any treasury shares.  For further detail on our treasury shares, refer to Note 33 “Share Capital and Share Options” of our Consolidated Financial Statements.

ITEM 16F.  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 14, 2014, our Audit Committee (the “Audit Committee”) and Board of Directors approved the appointment of Ernst & Young LLP (“Ernst &Young”) as our principal accountants. PricewaterhouseCoopers LLP was previously our principal accountants. Following the Audit Committee’s approval of Ernst & Young, PricewaterhouseCoopers LLP was dismissed.

The audit reports of PricewaterhouseCoopers LLP on the consolidated financial statements of the Company as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013, and the subsequent period through August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v), other than as of December 31, 2012, there was a material weakness identified in Management’s report on internal controls over financial reporting whereby we did not maintain effective controls over the accounting for our investments in equity securities. Controls were not designed appropriately to monitor for triggering events which require the reconsideration of control and consolidation and to assess the impact of those triggering events. As a result, the effect of a change in how the board members of Golar LNG Partners LP are appointed arising at its first Annual General Meeting was not identified on a timely basis as a trigger event resulting in deconsolidation. This material weakness was subject to discussion between the Audit Committee and PricewaterhouseCoopers LLP and the Company has authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of Ernst & Young concerning this matter.

The Company has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter, dated April 30, 2015, is filed as Exhibit 99.1 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under Nasdaq Rule 5615, or Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq's listing standards, which are available at www.nasdaq.com. As a foreign private issuer, we are permitted to follow our home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda.

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

Independence of directors. In lieu of a board of directors that is comprised of a majority of independent directors, consistent with Bermuda law and our Bye-Laws, two members of the board of directors, Kate Blankenship, Carl Steen and Fredrik Halvorsen, are independent according to Nasdaq's standards for independence. Our board of directors does not hold annual meetings at which only independent directors are present.

Audit Committee. Consistent with Bermuda law and our Bye-laws, we are exempt from certain Nasdaq requirements regarding our audit committee. Our audit committee consists of two independent directors, Kate Blankenship and Carl Steen. The Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-70 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2014, 2013 and 2012 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2014 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2014 are required to be filed as part of this Annual Report on Form 20-F. See A-1 through A-55.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual report:

Number	Description of Exhibit
1.1**
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2**	Amended Bye-Laws of Golar LNG Limited dated September 28, 2007, incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 20-F for fiscal year ended December 31, 2007.
1.3**	Certificate of Incorporation as adopted on May 11, 2001, incorporated by reference to Exhibit 1.3 of the Company's Original Registration Statement.
1.4**
Articles of Amendment of Memorandum of Association of Golar LNG Limited as adopted by our shareholders on June 1, 2001 (increasing the Company's authorized capital), incorporated by reference to Exhibit 1.4 of the Company's Original Registration Statement.

1.5**	Amended Bye-Laws of Golar LNG Limited dated September 20, 2013, incorporated by reference to Exhibit 3.1 to the Company's Report of Foreign Issuer on Form 6-K filed on July 1, 2014.
1.6*	Certificate of deposit of memorandum of increase of share capital of Golar LNG Limited registered November 6, 2014
2.1**	Form of share certificate incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
4.1**	Golar LNG Limited Stock Option Plan, incorporated by reference to Exhibit 4.6 of the Company's Original Registration Statement.
4.2**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited, incorporated by reference to Exhibit 4.2* of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.3**
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited, incorporated by reference to Exhibit 4.2(a)* of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.4*	Bermuda Tax Assurance, dated May 23, 2011, incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
4.5**
Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee, incorporated by reference to Exhibit 4.3 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

4.6**
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, incorporated by reference to Exhibit 1.2 of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.7*
Purchase, Sale and Contribution Agreement, dated January 20, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Maria.

4.8*
Purchase, Sale and Contribution Agreement, dated December 5, 2013, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Igloo.

4.9*
Purchase, Sale and Contribution Agreement, dated December 22, 2014, by and between Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Eskimo.

4.10*	Memorandum of Agreement, dated December 19, 2014, by and between Golar LNG Ltd. and PT Perusahaan Pelayaran Equinox, providing for, among other things, the sale of the Golar Viking.
4.11**
Engineering, Procurement and Construction agreement, dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited, incorporated by reference to Exhibit 5.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 4, 2014.

4.12*	Engineering, Procurement and Construction agreement, dated October 27, 2014 by and between Golar Gimi Corporation and Keppel Shipyard Limited.
4.13**
Facility Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 24, 2013, incorporated by reference to Exhibit 4.9 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

4.14*
Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated October 1, 2013.

4.15*
Second Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014.

4.16*
Third Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated December 11, 2014.

4.17*	Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited.
4.18*	Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited.
4.19*	$20.0 Million Revolving Credit Agreement dated April 11, 2011 by and between Golar LNG Limited and Golar LNG Partners LP.
4.20*	Supplemental Deed between Golar LNG Partners LP and Golar LNG Limited for the $20 million Revolving Credit Facility dated as of April 29, 2015.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Code of Ethics, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
15.2*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
15.3*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.
15.4*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.
99.1*	Letter from PricewaterhouseCoopers LLP addressed to the SEC regarding the disclosure provided in Item 16F.

_________________________
*                               Filed herewith.

** Incorporated by reference.

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

Golar LNG Limited
(Registrant)

Date	April 30, 2015	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Golar LNG Limited
We have audited the accompanying consolidated balance sheet of Golar LNG Limited as of December 31, 2014 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Limited at December 31, 2014, and the consolidated results of its operations and its cash flows for the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
London, United Kingdom
April 30, 2015

The Board of Directors and Shareholders of Golar LNG Limited (and subsidiaries)
We have audited Golar LNG Limited’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Limited management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Golar LNG Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of Golar LNG Limited and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
London, United Kingdom
April 30, 2015

Report of Independent Registered Public Accounting Firm

To Board of Directors and shareholders of Golar LNG Limited:

In our opinion, the consolidated balance sheet as of December 31, 2013 and the related consolidated statements of operations, comprehensive income, cash flows and of changes in equity for each of two years in the period ended December 31, 2013 present fairly, in all material respects, the financial position of Golar LNG Limited and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2014

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except per share data)

	Notes	2014	2013	2012
Operating revenues
Time and voyage charter revenues		95,399	90,558	409,593
Vessel and other management fees*		10,756	9,270	752
Total operating revenues		106,155	99,828	410,345
Operating expenses
Vessel operating expenses		49,570	43,750	86,672
Voyage expenses		27,340	14,259	9,853
Administrative expenses		19,267	22,952	25,013
Depreciation and amortization		49,811	36,871	85,524
Impairment of long-term assets		500	500	500
Total operating expenses		146,488	118,332	207,562
Gain on disposals*	7	43,783	65,619	—
Other operating loss		(6,387)	—	—
Other operating gains (losses) - LNG trade		1,317	—	(27)
Operating (loss) income		(1,620)	47,115	202,756
Other non-operating income
Gain on loss of control	6	—	—	853,996
Gain on business acquisition	8	—	—	4,084
Dividend income*		27,203	30,960	—
Other non-operating income (expense)		281	(3,355)	(151)
Total other non-operating income		27,484	27,605	857,929
Financial (expenses) income
Interest income		716	3,549	2,819
Interest expense		(14,474)	—	(31,924)
Other financial items, net	11	(74,094)	38,219	(13,763)
Net financial (expenses) income		(87,852)	41,768	(42,868)
(Loss) income before equity in net earnings (losses) of affiliates, income taxes and noncontrolling interests		(61,988)	116,488	1,017,817
Income taxes	12	1,114	3,404	(2,765)
Equity in net earnings (losses) of affiliates	15	19,408	15,821	(609)
Net (loss) income		(41,466)	135,713	1,014,443
Net income attributable to noncontrolling interests		(1,655)	—	(43,140)
Net (loss) income attributable to Golar LNG Ltd		(43,121)	135,713	971,303
(Loss) earnings per share attributable to Golar LNG Ltd stockholders Per common share amounts:
(Loss) earnings – Basic	13	$(0.50)	$1.69	$12.09
(Loss) earnings – Diluted	13	$(0.50)	$1.59	$11.66
Cash dividends declared and paid		$1.80	$1.35	$1.93

* This includes amounts arising from transactions with related parties. (See note 36)

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	Notes	2014	2013	2012
COMPREHENSIVE INCOME
Net (loss) income		(41,466)	135,713	1,014,443
Other comprehensive income:
(Losses) gains associated with pensions, net of tax	31	(2,520)	5,078	(2,323)
Unrealized net gain on qualifying cash flow hedging instruments (1)	34	6,493	5,010	1,547
Unrealized gain on investments in available-for-sale securities	24	7,955	1,885	5,911
Other comprehensive income	34	11,928	11,973	5,135
Comprehensive (loss) income		(29,538)	147,686	1,019,578
Comprehensive (loss) income attributable to:
Stockholders of Golar LNG Limited		(31,193)	147,686	978,532
Non-controlling interests		1,655	—	41,046
Comprehensive (loss) income		(29,538)	147,686	1,019,578

(1) Includes share of net loss of $0.2 million, net gain of $0.9 million and $nil on qualifying cash flow hedging instruments held by an affiliate for the years ended December 31, 2014, 2013 and 2012, respectively. Refer to note 34.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2014 and 2013
(in thousands of $)
.

	Notes	2014	2013
ASSETS
Current Assets
Cash and cash equivalents		191,410	125,347
Restricted cash and short-term investments	23	74,162	23,432
Trade accounts receivable	16	4,419	81
Other receivables, prepaid expenses and accrued income	17	17,498	14,574
Amounts due from related parties	36	9,967	6,311
Short-term debt due from related party	36	20,000	—
Inventories		8,317	11,951
Vessel held-for-sale	21	132,110	—
Assets held-for-sale	21	284,955	—
Total current assets		742,838	181,696
Long-term assets
Restricted cash	23	425	3,111
Investment in available-for-sale securities	24	275,307	267,352
Investments in affiliates	15	335,372	350,918
Cost method investments	25	204,172	204,172
Newbuildings	18	344,543	767,525
Asset under development	19	345,205	—
Vessels and equipment, net	20	1,648,888	811,715
Deferred charges	22	26,801	24,484
Other non-current assets	26	68,442	54,248
Total assets		3,991,993	2,665,221
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	29	116,431	30,784
Trade accounts payable		10,811	12,728
Accrued expenses	27	31,124	22,787
Amounts due to related parties	36	—	363
Other current liabilities*	28	46,923	23,912
Liabilities held-for-sale	21	164,401	—
Total current liabilities		369,690	90,574
Long-term liabilities
Long-term debt	29	1,264,356	636,244
Long-term debt due to related parties	29	—	50,000
Other long-term liabilities	30	75,440	84,266
Total liabilities		1,709,486	861,084
Commitments and Contingencies (see notes 37 and 38) EQUITY
Share capital 93,414,672 common shares of $1.00 each issued and outstanding (2013: 80,579,295)	33	93,415	80,580
Additional paid-in capital		1,311,861	656,018
Contributed surplus		200,000	200,000
Accumulated other comprehensive gain (loss)		5,171	(6,757)
Retained earnings		670,405	874,296
Total stockholders' equity		2,280,852	1,804,137
Non-controlling interests	4	1,655	—
Total equity		2,282,507	1,804,137
Total liabilities and equity		3,991,993	2,665,221
* This includes balances with related parties. (See note 36)
The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	Notes	2014	2013	2012
Operating activities
Net (loss) income		(41,466)	135,713	1,014,443
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization		49,811	36,871	85,524
Amortization of deferred charges and debt guarantee		2,459	1,120	1,900
Equity in net (earnings) losses of affiliates		(19,408)	(15,821)	609
Gain on disposals to Golar Partners (including amortization of deferred gain)	7	(43,783)	(65,619)	—
Gain on loss of control	6	—	—	(853,996)
Gain on business acquisition	8	—	—	(4,084)
Loss on disposal of fixed assets		—	—	151
Dividend income from available-for-sale and cost investments recognized in operating income		(27,203)	(30,960)	—
Dividends received		61,967	64,198	125
Loss on disposal of available-for-sale securities		—	754	—
Gain on disposal of high yield bond in Golar Partners		—	(841)	—
Compensation cost related to stock options		1,619	500	1,357
Net foreign exchange losses (gain)		1,314	(277)	11,905
Amortization of deferred tax benefits on intra-group transfers		(3,488)	(3,487)	(7,257)
Impairment of long-term assets		500	500	500
Drydocking expenditure		(8,947)	(4,248)	(20,939)
Interest element included in obligations under capital leases		—	—	401
Change in assets and liabilities, net of effects from the sale of Golar Maria and Golar Igloo:
Trade accounts receivable		(10,533)	304	2,256
Inventories		(809)	(10,137)	167
Prepaid expenses, accrued income and other assets		27,612	(50,877)	(7,600)
Amounts due from/to related companies		(6,003)	3,497	(1,021)
Trade accounts payable		(1,746)	2,525	(520)
Accrued expenses		13,802	3,349	10,668
Other current liabilities (1)		29,175	658	(779)
Net cash provided by operating activities		24,873	67,722	233,810
Investing activities
Additions to vessels and equipment		(2,359)	(802)	(97,228)
Additions to newbuildings		(1,150,669)	(733,353)	(245,759)
Additions on asset under development		(313,645)	—	—
Investment in subsidiary, net of cash acquired	8	—	—	(19,438)
Cash effect of the deconsolidation of Golar Partners		—	—	(85,467)
Vendor refinancing - loan repayment from Golar Partners		—	—	155,000
Proceeds from disposal of investments in available-for-sale securities		—	99,210	—
Additions to available-for-sale-securities		—	(12,400)	(173)
Additions to investments		—	(5,649)	—

	Notes	2014	2013	2012
Investing activities continued
Short-term loan granted to third party		—	(11,960)	—
Repayment of short-term loan granted to third party		—	2,469	—
Proceeds from disposals to Golar Partners, net of cash disposed		155,319	119,927	—
Proceeds from disposal of high yield bond in Golar Partners		—	34,483	—
Short-term loan to Golar Partners		(20,000)	(20,000)	—
Additions to other long-term assets		(49,873)	—	—
Repayment of short-term loan granted to Golar Partners		—	20,000	—
Proceeds from disposal of fixed assets		—	—	40
Restricted cash and short-term investments		(48,043)	(24,992)	2,325
Net cash used in investing activities		(1,429,270)	(533,067)	(290,700)
Financing activities
Proceeds from short-term debt		67,559	—	—
Proceeds from long-term debt (including related parties)	29	1,155,187	306,358	642,241
Repayments of obligations under capital leases		—	—	(6,288)
Repayments of short-term and long-term debt (including related parties)	29	(239,903)	(9,400)	(325,166)
Financing costs paid		(18,672)	(22,612)	(7,842)
Cash dividends paid		(155,996)	(108,976)	(175,904)
Non-controlling interest dividends	36	—	—	(32,082)
Proceeds from exercise of share options (including disposal of treasury shares)		1,338	608	2,613
Proceeds from issuance of equity	33	660,947	—	—
Proceeds from issuance of equity in Golar Partners to non-controlling interests	32	—	—	317,119
Net cash provided by financing activities		1,470,460	165,978	414,691
Net increase (decrease) in cash and cash equivalents		66,063	(299,367)	357,801
Cash and cash equivalents at beginning of period		125,347	424,714	66,913
Cash and cash equivalents at end of period		191,410	125,347	424,714

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		11,372	—	35,798
Income taxes paid		1,372	1,322	1,671

(1) Includes accretion of discount on convertible bonds of $5.0 million, $4.7 million and $4.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	Notes	Share Capital	Additional Paid-in Capital	Contri- buted Surplus	Accumu-lated Other Compre- hensive Loss	Accumu- lated Earnings	Non-controll- ing Interest	Total Equity
Balance at December 31, 2011		80,237	398,383	200,000	(34,948)	34,093	78,055	755,820
Net income		—	—	—	—	971,303	43,140	1,014,443
Dividends		—	—	—	—	(154,769)	—	(154,769)
Grant of share options		—	1,357	—	—	—	—	1,357
Issuance of convertible bonds, net of issue costs		—	24,979	—	—	—	—	24,979
Exercise of share options		267	4,470	—	—	(2,124)	—	2,613
Non-controlling interest dividends		—	—	—	—	—	(32,082)	(32,082)
Golar Partners - Equity Issuance	32	—	50,753	—	—	—	266,366	317,119
Impact of transfer of NR Satu into Golar Partners	32	—	85,781	—	—	—	(85,781)	—
Impact of transfer of Golar Grand into Golar Partners	32	—	88,319	—	—	—	(88,319)	—
Deconsolidation of Golar Partners	6	—	—	—	8,989	—	(179,285)	(170,296)
Other comprehensive income (loss)	34	—	—	—	7,229	—	(2,094)	5,135
Balance at December 31, 2012		80,504	654,042	200,000	(18,730)	848,503	—	1,764,319
Net income		—	—	—	—	135,713	—	135,713
Dividends		—	—	—	—	(108,976)	—	(108,976)
Exercise of share options		76	1,476	—	—	(944)	—	608
Grant of share options		—	500	—	—	—	—	500
Other comprehensive income	34	—	—	—	11,973	—	—	11,973
Balance at December 31, 2013		80,580	656,018	200,000	(6,757)	874,296	—	1,804,137
Net (loss) income		—	—	—	—	(43,121)	1,655	(41,466)
Dividends		—	—	—	—	(155,996)	—	(155,996)
Exercise of share options		185	1,153	—	—	—	—	1,338
Grant of share options		—	1,619	—	—	—	—	1,619
Net proceeds from issuance of shares	32	12,650	648,297	—	—	—	—	660,947
Other comprehensive income	34	—	—	—	11,928	—	—	11,928
Balance at December 31, 2014		93,415	1,307,087	200,000	5,171	675,179	1,655	2,282,507

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of December 31, 2014, we own and operate a fleet of twelve LNG carriers and one Floating Storage Regasification Units ("FSRUs"), and under management agreements operate Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of nine LNG carriers and FSRUs. In addition, we have new building commitments for the construction of three LNG carriers and one FSRU which are due for delivery in 2015. Since December 31, 2014, three of the LNG carriers have been delivered and the FSRU is expected to be delivered in December 2015.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNGV") based on the conversion of our existing LNG carrier, the Hilli and in December 2014, we signed an agreement for the conversion of the LNG carrier Golar Gimi to a FLNGV.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Golar LNG Partners LP ("Golar Partners" or the "Partnership")

Golar Partners is our former subsidiary, which is an owner and operator of FSRUs and LNG carriers under long-term charters (defined as five years or longer from the date of the dropdown). In April 2011, we completed the initial public offering ("IPO") of Golar Partners and its listing on the Nasdaq stock exchange. As a result of the offering, our ownership interest was reduced to 65.4% (including our 2% general partner interest). Our ownership interest in Golar Partners as of December 31, 2014 and 2013 is 41.4% (see note 32). In January 2015, following a secondary offering of 7,170,000 shares, our ownership interest is currently at 30% (including our 2% general partner interest).

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partners' first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partners' Annual General Meeting ("AGM"), the majority of the board members became electable by the common unitholders and accordingly, from this date, we no longer retain the power to control the board of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary (see note 6).

2.	ACCOUNTING POLICIES

Basis of accounting and presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements present our financial position, our consolidated subsidiaries and our interest in associated entities.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, unless otherwise noted.

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

A variable interest entity ("VIE"), is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

Reporting currency

The consolidated financial statements are stated in U.S Dollars. Our functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are made in U.S. dollars. Our reporting currency is U.S. dollars. Transactions in other currencies during the year are converted into U.S. dollars at the rates of exchange in effect at the date of the transaction. Non-monetary assets and liabilities are converted using historical rates of exchange. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

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

Fair value measurements

We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps and other claims which require us to restrict cash.  We consider all short-term investments as held to maturity.  These investments are carried at amortized cost.  We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

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

Investment in available-for-sale securities

We classify our existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders' equity as a component of other comprehensive income (loss) unless a gain is realized upon the sale of these units or an unrealized loss is considered "other-than-temporary," in which case it is transferred to the statement of operations. Management evaluates securities for other than temporary impairment on a periodic basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value. Dividends received from available-for-sale investments are recorded in the consolidated statement of operations in the line item "Dividend income".

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

Cost-method investments

Cost-method investments are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Dividends received from cost method investments are recorded in the consolidated statement of operations in the line item "Dividend income".

Newbuildings

Newbuilds are stated at cost.  All pre-delivery costs incurred during the construction of newbuilds, including purchase installments, interest, supervision and technical costs, are capitalized.  Capitalization ceases and depreciation commences when the vesssel is available for its intended use.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation.  The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.  Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminium times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels' remaining useful economic lives.  Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years.  For vessels that are newly built or acquired, we have adopted the "built-in overhaul" method of accounting.  The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets.  The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.

Vessel reactivation costs incurred on vessels leaving lay-up include both costs of a capital and expense nature.  The capital costs include the addition of new equipment or modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel.  These expenditures are capitalized and depreciated over the remaining useful life of the vessel.  Expenditures of a routine repairs and maintenance nature that do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred as mobilization costs.

Useful lives applied in depreciation are as follows:

Vessels	40 to 50 years
Deferred drydocking expenditure	two to five years
Office equipment and fittings	three to six years

Asset under development

An asset is classified as asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost.  All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized.  Interest costs directly attributable to construction of the asset is added to the cost of the asset.  Capitalization ceases and depreciation commences once the asset is completed and available for its intended use.

Held for sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as “held for sale” if the following criteria are met at the period end:

•	Management, having the authority to approve the action, commits to a plan to sell the vessel;

•	The non-current asset or subsidiaries are available for immediate sale in its present condition subject only to terms that are usual and customary for such sales;

•	An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;

•	The sale is highly probable; and

•	The transfer is expected to qualify for recognition as a completed sale, within one year.

The term probable refers to a future sale that is likely to occur, the asset or subsidiaries (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group is classified as discontinued operations if the following criteria are met: (1) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on our financial results or (2) an acquired business or non-profit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition.

Assets or subsidiaries held for sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued. On classification as held for sale, the assets are no longer depreciated.

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

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized.  Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use.  Qualifying assets consist of vessels under construction, assets under development and vessels undergoing conversion into FSRUs for our own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings where appropriate, over the term period from commencement of the newbuilding and conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period.

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

From time to time, we enter into equity swaps.  Under these facilities, we swap with our counterparty (usually a major bank) the risk of fluctuations in our share price and the benefit of any dividends, for a fixed payment of LIBOR plus margin.  The counterparty may acquire shares in the Company to hedge its own position.

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative.  Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet.  Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet, except if the current portion is a liability, in which case the current portion is included in "Other current liabilities."  The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting.  The Company hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges.  For derivative instruments that are not designated or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized each period in current earnings in "Other financial items" in the Consolidated Statement of Operations.

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

Convertible bonds

In accordance with accounting guidance "Debt with conversion and other options", we account for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component.

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

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, as in the case of Golar Partners (see note 6) and reported in "other long-term liabilities." A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized.  If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

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

Related Parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence. All transactions between the related parties are based on the principle of arm's length.

Gain on issuance of shares by subsidiaries

We recognize a gain or loss when a subsidiary issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary.  The gain or loss is recorded in the line "Additional paid-in capital".

Gain on disposals to Golar Partners

We recognize a gain or loss upon disposal of an asset to Golar Partners at the time of sale and defer an element of the gain based on our holding in the subordinated units in Golar Partners measured at the date of the asset dropdown. The gain is deferred under "Other long term liabilities" and released to income over the remaining useful life of the vessel or until the asset is sold.

Where we have gain or loss upon disposal of a subsidiary or business to Golar Partners where a subsidiary or business is deconsolidated, the gain or loss is recognised in the income statement at the time of sale as a component of operating income.

LNG trading

We trade in physical cargoes, futures, swaps and options, all of which are traded on and recognized in liquid markets. Purchases and sales are recognized on the trade date. Open trading positions are stated at fair value based on closing market price on the balance sheet date. The market values of open positions are shown in debtors if positive or creditors if negative. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". The net transaction value of energy trading contracts that were physically settled for the years ending December 31, 2014, 2013 and 2012, was $4.0 million, $nil and $nil, respectively.

Contracts to buy and sell physical cargoes for future delivery settled on the bill of lading date are recognized at their fair value at the balance sheet date.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. We have identified three reportable industry segments: vessel operations, FLNG operations and LNG trading.

3.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2014. Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 1460 Corporation (1)	Marshall Islands	Owns Golar Viking
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Limited*	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%)**	Marshall Islands	Owns Hilli
Bluewater Gandria N.V.	Netherlands	Owns and Operates Golar Gandria
Golar Hull M2021 Corporation	Marshall Islands	Owns and operates Golar Seal
Golar Hull M2022 Corporation	Marshall Islands	Owns and operates Golar Crystal
Golar Hull M2023 Corporation	Marshall Islands	Owns and operates Golar Penguin
Golar Hull M2024 Corporation	Marshall Islands	Owns and operates Golar Eskimo
Golar Hull M2026 Corporation	Marshall Islands	Owns and operates Golar Celsius
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Owns Hull 2047 (Golar Snow)
Golar Hull M2048 Corporation	Marshall Islands	Owns Hull 2048 (Golar Ice)
Golar LNG NB10 Corporation	Marshall Islands	Leases Golar Glacier
Golar LNG NB11 Corporation	Marshall Islands	Owns Hull S659 (Golar Kelvin)
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar LNG NB13 Corporation	Marshall Islands	Owns Hull 2056 (Golar Tundra)
Golar Eskimo Corporation (1)	Marshall Islands	Owns Hull M2024 Corporation
Golar Commodities Limited	Bermuda	Trading company

*The Gimi was sold to Golar Gimi Corporation in February 2015.

** The Hilli was sold to Golar Hilli Corporation prior to the commencement of her conversion to a FLNGV. Keppel Shipyard Limited ("Keppel") and Black & Veatch holds the remaining 10% and 1% interest, respectively, in the issued share capital of Golar Hilli Corporation.

(1) The Golar Eskimo was sold to Golar Partners in January 2015. The Golar Viking was sold to PT Perusahaan Pelayaran Equinox ("Equinox") in February 2015.

4.	VARIABLE INTEREST ENTITY ("VIE")

In February 2014, through our own wholly-owned subsidiaries, we entered into sale and leaseback agreements with wholly-owned subsidiaries of ICBC Finance Leasing Co. Ltd ("ICBC").  The ICBC lessor entities are wholly-owned, newly formed special purpose vehicles ("SPVs").

In October 2014, one of our consolidated subsidiaries sold the Golar Glacier to Hai Jiao 1410 Limited ("1401 Limited"), an ICBC SPV. The purchase consideration for this sale reflected the market value of the vessel as of the delivery date which was valued at $204.0 million. Upon closing, we received $185.6 million with the remaining balance to be deferred and netted off against the termination payment when we opt to buy back the vessel. This vessel was simultaneously chartered back over a period of 10 years. We have several options to repurchase the vessels during the charter periods with the earliest from the fifth year of the bareboat charter, and purchase options and obligations to purchase the assets at the end of the 10 years lease period.

The table below gives a summary of the sale and leaseback arrangement, as of December 31, 2014:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Month of first repurchase option	Last repurchase option* (in $ millions)	Month of last repurchase option*
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2023

*For the Golar Glacier, ICBC has a purchase option exercisable at the end of the lease term by which the vessel may be sold to us for a fixed price of $135.1 million or $116.7 million if net of the deferred purchase consideration.

While we do not hold any equity investment in 1401 Limited, we concluded that 1401 Limited is a variable interest entity. In that assessment, our analysis included both quantitative and qualitative considerations as to whether we have the variable interest in 1401 Limited and whether the variable interest entity consolidation model applies. Our assessment of the quantitative analysis is based on the equity structure and our rights and obligations resulting from the agreement and while our qualitative analysis focuses on the nature of the investment, the purpose and design of a legal entity, organizational structure including decision-making ability and relevant financial agreements.

We assessed that we are the primary beneficiary of this VIE as we are expected to absorb the majority of the VIE’s losses and residual gains associated with the Golar Glacier. Accordingly, this VIE is consolidated in our results. We did not record any gains from the sale of the vessel, as she continues to be reported as an asset at her original cost in our consolidated balance sheet at the time of the transaction and subsquently. The equity attributable to ICBC in the VIE is included in non-controlling interests in our consolidated results. As at December 31, 2014, the vessel is reported under "Vessels and equipment, net" in our consolidated balance sheet.

The bareboat charter hire is set at a fixed daily net rate of $46,850. A summary of the bareboat charter for the Golar Glacier is shown below.

	2014 (in $ thousands)	2015 (in $ thousands)	2016 (in $ thousands)	2017 (in $ thousands)	2018 (in $ thousands)
Golar Glacier	4,263	17,100	17,147	17,100	17,100

The long-term debt of 1401 Limited comprises of a ten year senior secured facility provided by ICBC bank of $153 million, which bears interest at LIBOR plus margin and a short term junior facility of $32.6 million, which bears fixed interest of 7%. The senior facility is repayable in semi-annual installments with a balloon payment at the end of the loan. The facilities are secured by a mortgage on this vessel. This debt is presented on our consolidated balance sheet as long-term debt. Cash and cash equivalents of 1401 Limited will be utilized primarily to repay its facilities.

5.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

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

In April 2014, the FASB issued guidance that amended the definition of a discontinued operation (ASU 2104-08) and requires entities to provide additional disclosures about disposal transactions. Under the revised standard, a discontinued operation is defined as (1) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or (2) an acquired business or nonprofit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition. In addition, the revised accounting standard incorporated the existing held-for-sale criteria to determine whether a component of an entity or a group of components of an entity, a business or a nonprofit activity is classified as held for sale. Those criteria are:

• Management, having the authority to approve the action, commits to a plan to sell the entity to be sold;

•	The entity to be sold is available for immediate sale in its present condition, subject only to terms that are usual and customary for sales of such entities to be sold;

•	An active program to locate a buyer or buyers and other actions required to complete the plan to sell the entity to be sold have been initiated;

•	The sale of the entity to be sold is probable, and transfer of the entity to be sold is expected to qualify for recognition as a completed sale within one year (some exceptions may apply); and

•	The entity to be sold is being actively marketed for sale at a price that is reasonable in relation to its current fair value;

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Standard is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. As early adoption is permitted, the Company has decided to early adopt the standard. As a result, while we classified the Golar Viking as an asset held-for-sale and the Golar Eskimo’s assets and liabilities as held-for-sale in our consolidated balance sheet, we did not present both transactions as discontinued operations, in our consolidated financial statements as these did not meet the definition of discontinued operations under the new guidance.

Accounting pronouncements to be adopted

In January 2014, the FASB issued guidance for derivatives and hedging, accounting for certain receive-variable, pay-fixed interest rate swaps - simplified hedge accounting approach. The guidance permits companies to recognize swaps at their settlement value rather than their fair value and to complete formal hedge documentation by the date on which the company’s annual financial statements are available to be issued. Companies can adopt the guidance using a modified retrospective approach or a full retrospective approach. The guidance is effective for annual periods beginning after 15 December 2014 and interim periods within annual periods beginning after 15 December 2015. Early adoption is permitted for any annual or interim period for which the entity’s financial statements have not yet been made available for issuance. Entities may elect the simplified hedge accounting approach for qualifying swaps existing at the date of adoption and new swaps. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued guidance that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contracts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is prohibited for companies applying US GAAP. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In June 2014, the FASB issued guidance for compensation - stock compensation, accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. Under ASC 718, compensation - stock compensation, a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition. As a result, the target is not reflected in the estimation of the award’s grant date fair value. Compensation cost would be recognized over the required service period, if it is probable that the performance condition will be achieved. This guidance was issued to resolve diversity in practice. The guidance is effective for annual periods beginning after 15 December 2015 and interim periods within those annual periods. Early adoption is permitted. The guidance should be applied prospectively to awards that are granted or modified on or after the effective date. Entities also have the option to apply the amendments on a modified retrospective basis for performance targets outstanding on or after the beginning of the first annual period presented as of the adoption date. An entity that elects to use this approach should record a cumulative-effect adjustment as of the beginning of the first period presented, and use of hindsight is permitted. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual period ending after December 15, 2016, and for annual periods and interim period thereafter. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In November 2014, the FASB issued guidance for derivatives and hedging where it eliminates different methods used in current practice in accounting for hybrid financial instruments issued in the form of a share. The amendments clarify how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features including embedded derivative feature being evaluated for bifurcation in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

6.	DECONSOLIDATION OF GOLAR PARTNERS

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

(c)    Guarantees
In accordance with accounting guidance, the guarantees issued in respect of Golar Partners and its subsidiaries were fair valued as of the deconsolidation date of December 13, 2012. As of December 13, 2012, the fair value of the guarantees amounted to a liability of $23.3 million which is recorded in "Other long-term liabilities" and comprises of the following items:

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
The Golar Grand Option was issued in connection with the disposal of the Golar Grand to Golar Partners in November 2012. The fair value of the Golar Grand Option was determined by discounting the difference between the guaranteed charter rate per the Option agreement less the estimated market rate at the end of the initial lease term (See note 36).
The Methane Princess tax lease indemnity of $11.5 million was based on the termination sum as of December 13, 2012, less the associated security deposit, but factoring in the timing and likelihood of an early termination (see note 36).

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

7.	DISPOSALS TO GOLAR PARTNERS

In March 2014, we sold our interests in the company that owns and operates Golar Igloo to Golar Partners.

(in thousands of $)	Golar Igloo
Cash consideration received (1)	156,001
Carrying value of the assets sold to Golar Partners	(112,714)
Gain on disposal	43,287
The gain from the sale of the Golar Igloo in March 2014 was $43.3 million has been recognized in the consolidated statements of operation under "Gain on disposals to Golar Partners " for the year ended December 31, 2014.

(1) The cash consideration for the Golar Igloo comprised of $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.7 million, respectively.
In February 2013, we sold our interests in the company that owns and operates the Golar Maria to Golar Partners.

(in thousands of $)	Golar Maria
Cash consideration received (2)	127,900
Carrying value of the assets sold to Golar Partners	(45,630)
Gain on disposal	82,270
Deferred gain on sale (note 30)	(17,114)
Gain recognized on sale	65,156

The gain from the sale of the Golar Maria was $82.3 million of which $65.2 million had been recognized at the time of the sale in the consolidated statements of operation under "Gain on disposals to Golar Partners". The remaining $17.1 million which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown has been deferred under "Other current liabilities" and "Other long-term liabilities" (see note 30) and is being released to income over the remaining useful life of the vessel or until it is sold. As of December 31, 2014 and 2013, the unamortized portion of the gain is $15.7 million and $16.7 million, respectively.

(2) The cash consideration for the Golar Maria comprised of $215.0 million for the vessel less the assumed bank debt and interest rate swap liability $89.5 million and $3.1 million, respectively, plus purchase price adjustments of $5.5 million.

8.	BUSINESS ACQUISITION

On January 18, 2012, we acquired the remaining 50% equity interest in our joint venture, Bluewater Gandria, which owns the LNG carrier, the Golar Gandria for $19.5 million. Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects. Since the Golar Gandria’s acquisition, although it was initially reactivated, it was then subsequently placed into lay-up in April 2013. The vessel is earmarked for conversion to a FLNGV.

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

b)    Revenue and profit contributions

Since the acquisition date for the period from January 18, 2012 to December 31, 2012, the business has contributed revenues of $nil and a net loss of $14.6 million to our results. Had Bluewater Gandria been consolidated from January 1, 2012, it would have contributed revenues of $nil and a net loss of $15.3 million.

9.	SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trades in physical and future LNG contracts, and are in the process of developing our first FLNG. Since the IPO of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services it provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2014, we operate in the following three segments:

•
Vessel Operations – We own and subsequently charter out LNG carriers and FSRUs on fixed terms to customers. We aggregate our vessel operations into one reportable segment as they exhibit similar expected long-term financial performance.

•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•
FLNG - In 2014, we ordered our first floating liquefaction natural gas ("FLNG") vessel based on the conversion of our existing LNG carrier, the Hilli and in December 2014, we signed an agreement for the conversion of the LNG carrier, the Golar Gimi to a FLNGV. Our first FLNG vessel is expected to be delivered in 2017. The costs associated with the conversion of the FLNG vessel has been considered as a separate segment.

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

FLNG meets the definition of an operating segment as the business is expected to be a distinguishable component of the business from which once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature will be subject to risks and rewards different from the vessel operations segment or the LNG Trading.

(in thousands of $)	2014				2013			2012
	Vessel operations	LNG Trading	FLNG*	Total	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Time and voyage charter revenues	95,399	—	—	95,399	90,558	—	90,558	409,593	—	409,593
Vessel and other management fees	10,756	—	—	10,756	9,270	—	9,270	752	—	752
Vessel and voyage operating expenses	(76,910)	—	—	(76,910)	(58,009)	—	(58,009)	(96,525)	—	(96,525)
Administrative expenses	(19,203)	(64)	—	(19,267)	(22,816)	(136)	(22,952)	(23,973)	(1,040)	(25,013)
Impairment of long-term assets	(500)	—	—	(500)	(500)	—	(500)	(500)	—	(500)
Depreciation and amortization	(49,561)	(250)	—	(49,811)	(36,562)	(309)	(36,871)	(85,187)	(337)	(85,524)
Other operating loss	(6,387)	—	—	(6,387)	—	—	—	—	—	—
Other operating gains (losses) - LNG trade	—	1,317	—	1,317	—	—	—	—	(27)	(27)
Gain on disposals to Golar Partners (including amortization of deferred gain)	43,783	—	—	43,783	65,619	—	65,619	—	—	—
Operating (loss) income	(2,623)	1,003	—	(1,620)	47,560	(445)	47,115	204,160	(1,404)	202,756
Other non-operating income (loss)	26,766	718	—	27,484	27,605	—	27,605	858,080	(151)	857,929
Net financial (expenses) income	(87,600)	(252)	—	(87,852)	41,768	—	41,768	(42,864)	(4)	(42,868)
Income taxes	1,114	—	—	1,114	3,404	—	3,404	(2,765)	—	(2,765)
Equity in net earnings (losses) of affiliates	19,408	—	—	19,408	15,821	—	15,821	(609)	—	(609)
Net (loss) income	(42,935)	1,469	—	(41,466)	136,158	(445)	135,713	1,016,002	(1,559)	1,014,443
Non-controlling interests	(1,655)	—	—	(1,655)	—	—	—	(43,140)	—	(43,140)
Net (loss) income attributable to Golar LNG Ltd	(44,590)	1,469	—	(43,121)	136,158	(445)	135,713	972,862	(1,559)	971,303
Total assets	3,990,658	1,335	360,120	3,991,993	2,664,953	268	2,665,221	2,413,564	835	2,414,399
Investment in affiliates	335,372	—	—	335,372	350,918	—	350,918	367,656	—	367,656
Capital expenditures	1,202,901	—	313,645	1,516,546	734,155	—	734,155	342,987	—	342,987

*The Hilli conversion into a FLNGV commenced in 2014. Therefore no comparative segmental information for the years ended December 31, 2013 and 2012 were presented.

Revenues from external customers

During December 31, 2014 and 2013, our vessels operated under charters with five main charterers: a major Japanese trading company, a leading independent commodity trading and logistics house, the BG Group, Eni S.p.A and the Gdf Suez. Prior to the deconsolidation of Golar Partners in December 2012, during December 31, 2012, the vast majority of our vessel operations operated under time charters with seven main charterers: BG Group, Dubai Supply Authority, Pertamina, Petrobras, PT Nusantara Regas, Qatar Gas Transport Company and Shell.

Both BG Group Plc and Shell are headquartered in the United Kingdom. Dubai Supply Authority is a government entity which is the sole supplier of natural gas to the Emirates. Eni S.pA is an Italian integrated energy company. Gdf Suez is a power, natural gas and energy services company headquartered in France. Pertamina is the state-owned oil and gas company of Indonesia. Petrobras is a semi-public Brazilian multinational energy company. PT Nusantara Regas is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar.

In time and voyage charters, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based.  Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

In the years ended December 31, 2014, 2013 and 2012, revenues from the following customers accounted for over 10% of our consolidated time charter revenues:

(in thousands of $)	2014		2013		2012
Gdf Suez Gas	—	—%	10,015	11%	22,326	5%
Major Japanese trading Company	55,975	59%	47,744	53%	38,992	9%
Commodity trading and logistics house	15,761	17%	—	—%	—	—%
Eni Spa	—	—%	8,912	10%	2,480	1%
Petrobras*	—	—%	—	—%	90,321	22%
Dubai Supply Authority*	—	—%	—	—%	45,951	11%
Pertamina*	—	—%	—	—%	35,455	9%
Qatar Gas Transport Company*	—	—%	—	—%	23,006	6%
BG Group plc*	—	—%	13,114	14%	96,179	23%
PT Nusantara Regas*	—	—%	—	—%	38,789	9%

Geographical segment data

The following geographical data presents our revenues with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG vessels operate on a worldwide basis and are not restricted to specific locations.

Revenues (in thousands of $)	2014	2013	2012
Brazil*	—	—	90,321
United Arab Emirates*	—	—	45,951
Indonesia*	—	—	38,789
Kuwait**	4,182	—	—

* A substantial portion of these revenues for the year ended December 31, 2012 pertain to vessels owned by Golar Partners and its subsidiaries which were deconsolidated from December 13, 2012.

** This relates to revenues from the Golar Igloo prior to her disposal to Golar Partners on March 28, 2015.

In 2013, we did not own any operating FSRUs. In February 2014, the FSRU, Golar Igloo, was delivered to us which we subsequently sold to Golar Partners in March 2014. The vessel was chartered by KNPC, a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait during the period under Golar ownership. In December 2014, the FSRU, Golar Eskimo, was delivered to us which we subsequently sold to Golar Partners (see note 39). As of December 31, 2014, the Golar Eskimo was available on spot charter and has not commenced its charter with the Kingdom of Hashemite of Jordan.

10.	IMPAIRMENT OF LONG-TERM ASSETS

The following table presents the market values and carrying values of one of our vessels that we have determined to have a market value that is less than their carrying value as of December 31, 2014. Based on the estimated future undiscounted cash flows of the vessel which are significantly greater than the respective carrying value, we consider it is unlikely that an impairment loss will be recognized.

(in thousands of $)

Vessel	2014 Market value(1)	2014 Carrying value	Deficit
Golar Arctic	136,000	156,000	20,000

(1) Market values are determined using reference to market comparable values as provided by independent valuators as at December 31, 2014. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

11.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2014	2013	2012
Mark-to-market adjustment for interest rate swap derivatives (see note 35)	(28,996)	56,461	1,223
Interest rate swap cash settlements (see note 35)	(20,424)	(10,626)	(12,258)
Mark-to-market adjustment for equity derivatives (see note 35)	(13,657)	—	—
Mark-to-market adjustment for foreign currency derivatives (see note 35)	94	719	6,485
Foreign exchange loss on capital lease obligations and related restricted cash, net	—	—	(5,645)
Financing arrangement fees and other costs	(7,157)	(5,632)	(1,766)
Amortization of deferred financing costs and debt guarantee	(2,459)	(1,120)	(1,900)
Foreign exchange (loss) gain on operations	(1,200)	(1,583)	94
Other	(295)	—	4
	(74,094)	38,219	(13,763)

Financing arrangement fees and other costs of $7.2 million and $5.6 million in 2014 and 2013, respectively, arose mainly from ongoing commitment fees as a result of our execution of a $1.125 billion financing agreement to fund eight of our newbuild vessels. The foreign exchange loss on capital leases and related restricted cash in 2012 arose as a result of the retranslation of the capital lease obligations and related restricted cash securing those obligations. The capital leases and related restricted cash form part of Golar Partners and therefore from December 13, 2012, have been deconsolidated from our balance sheet.

12.	TAXATION

The components of income tax (credit) expense are as follows:

(in thousands of $)	2014	2013	2012
Current tax (credit) expense:
U.K.	2,212	(27)	2,101
Indonesia	—	—	6,828
Brazil	—	—	1,002
Total current (credit) tax expense	2,212	(27)	9,931
Deferred tax expense:
U.K.	161	110	91
Amortization of tax benefit arising on intra-group transfers of long-term assets (see note 30)	(3,487)	(3,487)	(7,257)
Total income tax (credit) expense	(1,114)	(3,404)	2,765

The income taxes for the years ended December 31, 2014, 2013 and 2012 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(In thousands of $)	2014	2013	2012
Income taxes at statutory rate	—	—	—
Effect of deferred tax benefit on intra-group transfers of long-term assets	(3,487)	(3,487)	(7,257)
Effect of adjustments in respect of current tax in prior periods	1,411	(188)	953
Effect of taxable income in various countries	962	271	9,069
Total tax (credit) expense	(1,114)	(3,404)	2,765

Bermuda

Under current Bermuda law, we are not required to pay corporate income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees). We have received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, we will be exempted from taxation until March 31, 2035.

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

United Kingdom

Current taxation of $2.2 million, $nil and $2.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, relates to taxation of the operations of our United Kingdom subsidiaries, which includes amounts paid by one of our U.K. subsidiary's branch offices in Oslo.  Taxable revenues in the U.K. are generated by our U.K. subsidiary companies and are comprised of management fees received from Golar group companies as well as revenues from the operation of three of Golar's vessels.  These vessels are sub-leased from other non-U.K Golar companies.

As at December 31, 2014, our 2014 U.K. income tax returns have not been filed.  Accordingly, once filed, the tax years 2011 to 2014 remain open for examination by the U.K. tax authorities. As at December 31, 2014, the statutory rate in the U.K. was 21% and will be reduced to 20% with effect from April 1, 2015.

There are ongoing inquiries and discussions with the UK tax authorities for certain subsidiaries in relation to tax depreciation claims. If the UK tax authorities successfully challenged the availability of the tax depreciation claims, this would impact our tax returns from 2003 onwards. Further detail on this matter is included within ‘Other contractual commitments and contingencies.

Deferred income tax assets are summarized as follows:

(in thousands of $)	2014	2013
Deferred tax assets, gross and net (see note 26)	260	421

We recorded deferred tax assets of $0.3 million and $0.4 million as of December 31, 2014 and 2013, respectively which have been classified as non-current and included within other non-current assets (see note 26).  These assets relate to differences for depreciation and other temporary differences.

Indonesia

Current taxation charge of $nil, $nil and $6.8 million for the years ended December 31, 2014, 2013, and 2012, respectively, refers to taxation levied on the operations of Golar Partners' Indonesian subsidiary for the periods prior to deconsolidation of Golar Partners in December 2012. The tax exposure in Indonesia was mitigated by revenue due under the charter.

Brazil

Current taxation charge of $nil, $nil and $1.0 million for the years ended December 31, 2014, 2013 and 2012, respectively, refers to taxation levied on Golar Partners' Brazilian operations for the periods prior to deconsolidation of Golar Partners in December 2012.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in Liberia, the Marshall Islands and the British Virgin Islands. Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries should be considered non-resident Liberian corporations which are wholly exempted from Liberian taxation effective as of 1977.

For the periods to desconsolidation, 2010 to 2012, remain open for examination by the Brazillian tax authorities while there are no years open for tax examination for Indonesia.

There are no potential deferred tax liabilities arising on undistributed earnings within the Company. This is because no tax should arise on the distribution of any retained earnings.

13.	EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the year.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the years ended December 31, 2014, 2013 and 2012, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2014	2013	2012
Net (loss) income attributable to Golar LNG Ltd stockholders – basic	(43,121)	135,713	971,303
Add: Interest expense on convertible bonds	—	—	11,358
Net (loss) income attributable to Golar LNG Ltd stockholders - diluted	(43,121)	135,713	982,661

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2014	2013	2012
Basic earnings per share:
Weighted average number of common shares outstanding	87,013	80,530	80,324

Diluted earnings per share:
Weighted average number of common shares outstanding	87,013	80,530	80,324
Effect of dilutive share options	—	381	380
Effect of dilutive convertible bonds	—	4,545	3,539
Common stock and common stock equivalents	87,013	85,456	84,243

(Loss) earnings per share are as follows:

	2014	2013	2012
Basic	$(0.50)	$1.69	$12.09
Diluted	$(0.50)	$1.59	$11.66

14.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of vessels owned and operated as of December 31, 2014, were as follows:

Year ending December 31,	Total
(in thousands of $)
2015	10,341
2016 and thereafter	—
Total	10,341

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2014 and 2013 were $471.5 million and $35.5 million, and $190.4 million and $29.3 million, respectively.

Rental expense

Charter hire payments for certain contracted in vessels are accounted for as operating leases. Additionally, we are committed to making rental payments under operating leases for office premises.  The future minimum rental payments under our non-cancellable operating leases are as follows:

Year ending December 31,	Total
(in thousands of $)
2015	27,816
2016	33,724
2017	28,414
2018	875
2019	695
2020 and thereafter	58
Total minimum lease payments (1)	91,582

(1) The above table includes operating lease payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer does not renew or extend its charter beyond February 2015, Golar Partners has the option to require us to charter the vessel through to October 2017.  Golar Partners exercised this option in February 2015. (See note 36)

Total rental expense for operating leases was $0.6 million, $0.7 million and $0.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

15.	INVESTMENTS IN AFFILIATES

At December 31, 2014 and 2013, we have the following participation in investments that are recorded using the equity method:

	2014	2013
Golar Partners (1)	25.4%	25.4%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Wilhelmsen Management AS ("Golar Wilhelmsen")	60%	60%

(1) We held a 41.4% ownership in Golar Partners as of December 31, 2014 and 2013. However the 25.4% interest refers only to our interests in the subordinated units which are subject to the equity method accounting.

The carrying amounts of our investments in our equity method investments as at December 31, 2014 and 2013 are as follows:

(in thousands of $)	2014	2013

Golar Partners	328,853	344,858
ECGS	5,942	5,782
Golar Wilhelmsen	577	278
Equity in net assets of affiliates	335,372	350,918

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2014	2013
Cost	374,729	374,729
Dividend	(68,127)	(33,363)
Equity in net earnings of other affiliates	28,141	8,698
Share of other comprehensive income in affiliate	629	854
Equity in net assets of affiliates	335,372	350,918

Quoted market prices for ECGS and Golar Wilhelmsen are not available because these companies are not publicly traded. We hold various interests in Golar Partners (common units, subordinated units, general partner units and IDRs). However, only our interests in subordinated units which are not listed, have been accounted for under the equity method and were initially fair valued as of the date of deconsolidation on December 13, 2012. Refer to note 6 for details of deconsolidation.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of December 31, 2014, it had a fleet of nine vessels which are managed by the Company (2013: eight vessels). As of December 31, 2014, the carrying amount of the investment in Golar Partners (subordinated units) accounted for under the equity method was $328.9 million (2013: $344.9 million). Refer to note 6 for details of deconsolidation including determining the initial fair value of the investment in Golar Partners and the treatment of the basis difference. Dividends received for the year ended December 31, 2014 and 2013 in relation to our investments in Golar Partner's subordinated units amounted to $34.1 million and $32.7 million, respectively.

ECGS

In December 2005, we entered into an agreement with the Egyptian Natural Gas Holding Company ("EGAS") and HK Petroleum Services to establish a jointly owned company ECGS, to develop operations in Egypt particularly in hydrocarbon and LNG related areas.

In March 2006, we acquired 0.5 million common shares in ECGS at a subscription price of $1 per share.  This represents a 50% interest in the voting rights of ECGS and in December 2011, ECGS called up its remaining share capital amounting to $7.5 million.  Of this, we paid $3.75 million to maintain our 50% equity interest.

As ECGS is jointly owned and operated together with other third parties, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint significant influence. Dividends received for each of the years ended December 31, 2014 and 2013 were $0.6 million and $0.5 million, respectively.

Golar Wilhelmsen

During 2010 Golar Management Ltd and Wilhelmsen Ship Management AS ("WSM") incorporated a Norwegian private limited company with the name "Golar Wilhelmsen Management AS" or Golar Wilhelmsen. The purpose is to build an organization specialized in the technical management of gas carriers. The company's focus is LNG carriers, FSRUs, floating LNG terminals and other gas carrying vessels which includes both our and Golar Partners' fleet of vessels and eventually vessels from third parties. In September 2010, we entered into new ship management agreements with Golar Wilhelmsen for our fleet, cancelling our previous arrangements and WSM serves as the technical manager for our vessels.

Both we and WSM have joint control over the operational and financial policies of Golar Wilhelmsen. Accordingly, we have adopted the equity method of accounting for our interest in Golar Wilhelmsen as we consider we have joint significant influence by virtue of significant participating rights of the non-controlling interest, WSM.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2014			December 31, 2013
	Golar Wilhelmsen	ECGS	Golar Partners	Golar Wilhelmsen	ECGS	Golar Partners
Balance Sheet
Current assets	2,096	37,159	141,556	4,422	38,365	136,379
Non-current assets	5	3,224	1,814,646	6	156	1,584,840
Current liabilities	1,044	28,711	277,874	3,312	25,934	241,072
Non-current liabilities	—	20	1,076,589	400	1,183	910,020
Non-controlling interest	—	—	67,618	—	—	70,777

Statement of Operations
Revenue	6,732	78,946	396,026	5,957	75,309	329,190
Net income	479	1,508	184,735	695	1,318	150,819

16.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts.  The provision for doubtful debts was $nil for both the years ended December 31, 2014 and 2013, respectively.

17.	OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2014	2013
Prepaid expenses	3,119	1,236
Other receivables	12,102	12,968
Corporation tax receivable	2,277	370
	17,498	14,574

As of December 31, 2014 and 2013, included in other receivables is a short-term loan of $8.1 million and $9.1 million respectively, provided to one of our partners in the Douglas Channel project. The loan is secured, repayable on demand and earns interest at six-month LIBOR plus a margin. We believe that the carrying amount of this short-term loan is recoverable (see note 38).

18.	NEWBUILDINGS

(in thousands of $)	2014	2013
Purchase price installments	312,160	718,851
Interest costs capitalized	17,806	30,825
Other costs capitalized	14,577	17,849
	344,543	767,525

As at December 31, 2014 we have remaining commitments of which $0.5 billion due to our newbuilding contracts to construct three LNG carriers and one FSRU at a total contract cost of $0.9 billion. See note 37 for the expected timing of the remaining installments to be paid.

Interest costs capitalized in connection with the newbuildings for the years ended December 31, 2014, 2013 and 2012 were $21.1 million, $22.5 million and $10.3 million, respectively. Other capitalized costs include site supervision and other miscellaneous construction costs.

In 2014, we took delivery of seven newbuilds in 2014, of which the Golar Igloo was subsequently sold to Golar Partners in March 2014. Upon delivery of these vessels, their total costs of $1,178.9 million were transferred to vessels and equipment, net (see note 20). Included within this amount is Golar Eskimo, which is shown as "held-for-sale".

19.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2014
Purchase price installments	344,386
Interest costs capitalized	443
Other costs capitalized	376
345,205

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNGV. The primary contract was entered into with Keppel Shipyard Limited ("Keppel"). Following our payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to the Keppel shipyard in Singapore to undergo her conversion in September 2014. We expect the conversion will require 31 months to complete, followed by mobilization to a project for full commissioning.

Accordingly, the carrying value of the Hilli of $31.0 million, has been reclassified from "Vessels and equipment, net" to "Asset under development". The total estimated conversion and vessel and site commissioning cost for the Hilli, is approximately $1.2 billion. Interest costs capitalized in connection with the Hilli conversion for the years ended December 31, 2014 were $0.4 million.

20.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2014	2013
Cost	1,813,170	1,043,439
Accumulated depreciation	(164,282)	(231,724)
Net book value	1,648,888	811,715

As at December 31, 2014, we owned thirteen (2013: seven) vessels. During the year ended December 31, 2014, we took delivery of seven new buildings and we sold one vessel, the Golar Igloo to Golar Partners in March 2014. In addition, the Hilli was classified as "Asset under development" and the Golar Viking and the Golar Eskimo were classified as "held-for-sale".

Drydocking costs of $43.9 million and $33.1 million are included in the cost amounts above as of December 31, 2014 and 2013, respectively.  Accumulated amortization of those costs as of December 31, 2014 and 2013 were $11.3 million and $18.9 million, respectively.

Depreciation and amortization expense for each of the years ended December 31, 2014, 2013 and 2012 was $49.8 million, $36.9 million and $70.3 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2014, 2013 and 2012 was $nil, $nil and $15.8 million, respectively.

Interest costs capitalized in connection with the retrofitting of vessels into FSRUs for the years ended December 31, 2014, 2013 and 2012 were $nil, $nil and $1.8 million, respectively.

As at December 31, 2014 and 2013, vessels with a net book value of $1,997.7 million and $700.7 million, respectively, were pledged as security for certain debt facilities (see note 38). This includes the Golar Viking and the Golar Eskimo which are classified as "held-for-sale" as at December 31, 2014.

As at December 31, 2014 and 2013, included in the above amounts is office equipment with a net book value of $1.4 million and $1.7 million, respectively.

21.	HELD FOR SALE

a) Vessel held-for-sale

In December 2014, we entered into an agreement to sell our LNG carrier the Golar Viking to Equinox. This vessel was classified as held for sale in our consolidated balance sheet as at December 31, 2014.  We completed the sale of the Golar Viking in February 2015 (see note 39).

b) Assets and liabilities held-for-sale

On December 15, 2014, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Eskimo to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to the disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. We early adopted ASU 2014-08 and based on the guidance of the new standard as the transaction does not represent a strategic shift and does not have a major effect on our operations and financial results, we have not presented this disposal group as discontinued operations in our statement of operations. The sale of the Golar Eskimo was completed in January 2015 (see note 39).

Assets and liabilities included in our consolidated balance sheet presented presented as held for sale are shown below:

(in thousands of $)	As of December 31, 2014
ASSETS
Current assets
Other receivables, prepaid expenses and accrued income	196
Inventories	266
Total current assets	462

Non-current assets
Vessels and equipment, net	280,284
Deferred charges	4,209
Total non-current assets	284,493
Total assets	284,955

LIABILITIES
Current liabilities
Current portion of long-term debt	(13,569)
Trade accounts payable	(419)
Accrued expenses	(786)
Amounts due to related parties	(366)
Total current liabilities	(15,140)

Non-current liabilities
Long-term debt	(149,261)
Total non-current liabilities	(149,261)
Total liabilities	(164,401)

22.	DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)	2014	2013
Debt arrangement fees and other deferred financing charges	32,903	27,845
Accumulated amortization	(6,102)	(3,361)
	26,801	24,484

The increase in debt arrangement fees and other deferred finance charges for the year ended December 31, 2014 and 2013, relate primarily to the financing costs in respect of the $1.125 billion financing facility entered by the Company in July 2013 to fund eight of our newbuildings. Additions to deferred charges for the years ended December 31, 2014 and 2013 were $10.7 million and $24.5 million, respectively.

Amortization of deferred charges for the years ended December 31, 2014, 2013 and 2012 was $3.3 million, $2.0 million and $1.9 million, respectively.

23.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Our restricted cash and short-term investment balances are as follows:

(in thousands of $)	2014	2013
Restricted cash relating to share repurchase forward swap (see note 35)	46,051	—
Restricted cash in relation to the Golar Viking	25,000	—
Restricted cash relating to projects	3,111	26,543
Restricted cash relating to office lease	425	—
Total restricted cash	74,587	26,543
Less: Amounts included in short-term restricted cash and short-term investments	74,162	23,432
Long-term restricted cash	425	3,111

Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a share repurchase agreement requiring a collateral of 20% of the total purchase price.

In December 2014, Qatar Gas Trading Company Limited ("Nakilat") requested a bank guarantee for $25m in relation to a legal dispute related to the Golar Viking to which we agreed to provide this security. The guarantee was released subsequently in January 2015 following the execution of the settlement agreement.

Restricted cash relating to projects relates to Performance and Delivery Bonds (the "Bonds") for our FSRU contracts in Kuwait and Jordan, respectively. We issued the Bonds to the charterers to guarantee against our failure to meet our obligations as specified in the contracts. The Performance bond is valid for the duration of the contract or in the case of the Delivery Bond until the vessel is delivered to the charterer. The Bonds are cash collateralized but we have the option to restructure these as non-cash backed bonds. In 2014, $23.4 million of the 26.5 million Bonds in 2013 relating to the Performance Bond was restructured as non-cash backed following the delivery of the vessel.

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 29) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

24.	INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

(in thousands of $)	2014	2013
Golar Partners (see note 6)	275,307	267,352

The investment classified as available for sale in Golar Partners represents its interest in the common units, which includes an unrealized gain of $15.7 million as of December 31, 2014 (2013: $7.8 million). In December 2013, we sold part of our interest in the common units of Golar Partners for total proceeds of $99.2 million. We further sold part of our common units in Golar Partners in January 2015, for net proceeds of approximately $207.0 million (see note 39).

GasLog, which is listed on the New York Stock Exchange, is an owner, operator and manager of LNG carriers. We sold our interest in Gaslog in November 2013 for total proceeds of $0.3 million and resulting in a gain of $0.1 million.

Both the sale of part of our interest in the common units of Golar Partners and GasLog were sold at the fair value of these securities on the date of sale.

25.	COST METHOD INVESTMENTS

(in thousands of $)	2014	2013
Golar Partners	196,825	196,825
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347
	204,172	204,172

Our investment in Golar Partners was $196.8 million and relates to our interests in the general partner units and IDR interests which were measured initially at fair value on the deconsolidation date, December 13, 2012 (see note 6). We made further contributions of $5.6 million to Golar Partners in connection with Golar Partners 2013 equity offerings. Dividends received for the year ended December 31, 2014 and 2013 in relation to our investments in Golar Partners' general partner units and IDRs amounted to $8.3 million and $6.0 million, respectively.

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of an FSRU terminal to be situated off the Livorno coast of Italy.  As of December 31, 2014, our investment in OLT-O was $7.3 million, representing 2.7% interest in OLT–O's issued share capital. As of December 31, 2014 and 2013, in relation to our investment in OLT-O no dividends were received.

26.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2014	2013
Deferred tax asset (see note 12)	260	421
Mark-to-market interest rate swaps valuation (see note 35)	12,603	46,827
Other long-term assets	55,579	7,000
	68,442	54,248

Included within "Other long-term assets" were: (i) $49.9 million of payment made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNGV following agreements to convert her were made effective in December 2014.  These agreements include certain cancellation provisions, which if exercised prior to November 2015, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee. If we do not issue our Final Notice to proceed for the Gimi conversion, we would have to pay termination fees; and (ii) unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification. Since acquisition, we have recognized total impairment charges of $5.0 million (see note 10).  As of December 31, 2014 and 2013, the carrying value of these parts was $2.0 million and $2.5 million, respectively.

27.	ACCRUED EXPENSES

(in thousands of $)	2014	2013
Vessel operating and drydocking expenses	13,443	6,890
Administrative expenses	6,054	6,105
Interest expense	11,627	9,792
	31,124	22,787

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

28.	OTHER CURRENT LIABILITIES

(in thousands of $)	2014	2013
Deferred drydocking, operating cost and charterhire revenue	9,514	7,724
Mark-to-market interest rate swaps valuation (see note 35)	3,038	11,401
Mark-to-market currency swaps valuation (see note 35)	—	729
Mark-to-market equity swaps valuation (see note 35)	13,656	—
Deferred tax benefit arising on intra-group transfer of long-term assets (see note 30)	3,487	3,487
Provision in relation to Golar Viking claim (see note 38)	13,848	—
Guarantees issued to Golar Partners (see note 6)	2,246	—
Other	1,134	571
	46,923	23,912

29.	DEBT

(in thousands of $)	2014	2013
Total long-term debt due to third parties	1,380,787	667,028
Total long-term debt due to related parties	—	50,000
Total long-term debt (including related parties)	1,380,787	717,028
Less: current portion of long-term debt due to third parties and related parties	(116,431)	(30,784)
Long-term debt (including related parties)	1,264,356	686,244

The outstanding debt as of December 31, 2014 is repayable as follows:

Year ending December 31,
(in thousands of $)
2015	116,431
2016	83,831
2017	390,668
2018	80,445
2019	132,460
2020 and thereafter	576,952
Total	1,380,787

Our debt is denominated in U.S. dollars and bears floating interest rates.  The weighted average interest rate for the years ended December 31, 2014 and 2013 was 3.35% and 3.45%, respectively.

As of December 31, 2014 and 2013, the margins we pay under our loan agreements (excluding our convertible bonds which do not have a margin) are over and above LIBOR at a fixed or floating rate range from to 0.70% to 4.0% and 0.70% to 3.0%, respectively.

At December 31, 2014 and 2013, our debt was as follows:

(in thousands of $)	2014	2013	Maturity date
World Shipholding revolving credit facility (a related party)	—	50,000	2015
Golar Arctic facility	87,500	91,250	2019
Golar Viking facility	82,000	86,400	2017
Convertible bonds	238,037	233,020	2017
Hilli shareholder loans:
Keppel loan	35,572	—	2027
B&V loan	5,000	—	2027
$1.125 billion facility:
- Golar Seal facility	117,273	127,935	2018/2025*
- Golar Celsius facility	117,721	128,423	2018/2025*
- Golar Crystal facility	122,602	—	2018/2025*
- Golar Penguin facility	128,885	—	2018/2025*
- Golar Bear facility	129,299	—	2018/2025*
- Golar Frost facility	131,298	—	2018/2025*
ICBC Finance Leasing Arrangement:
- Golar Glacier facility (Junior/Senior facility)	185,600	—	2016/2024*
	1,380,787	717,028

*The commercial loan facility matures in 2018 and the term loan tranches mature in 2025.

World Shipholding revolving credit facility

In April 2011, we entered into an $80.0 million revolving credit facility with a company related to our former major shareholder, World Shipholding. In January 2012, February 2012 and May 2012, the revolving credit facility was amended to $145.0 million, $250.0 million and $120.0 million, respectively without any further changes to the original terms of the facility. In July 2012, the facility was repaid in full with the proceeds received from the sale of the companies that own and operate the NR Satu to Golar Partners. In May 2013, the margin on the facility was amended from 3.5% to 3.0%. The facility was unsecured and bears interest at LIBOR plus 3.0% together with a commitment fee of 0.75% on any undrawn portion of the credit facility. The facility was available until September 2015, when all amounts must be repaid. In April 2014, the facility was fully repaid and was terminated in August 2014.

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing the purchase of the Golar Arctic.  The facility bears interest at LIBOR plus a margin of 0.93% and is repayable in quarterly installments over a term of seven years with a final balloon payment of $86.3 million due in January 2015. In December 2014, this facility was fully repaid and we simultaneously entered into another loan facility with the same lender for $87.5 million. Under the new Golar Arctic facility, interest is at LIBOR plus a margin of 2.25% and is repayable in quarterly installments over a term of five years with a final balloon payment of $52.8 million due in December 2019.

Golar Viking

In January 2005, we entered into a $120.0 million secured loan facility with a bank for the purpose of financing the Golar Viking.  This facility was refinanced in August 2007 for an amount of $120.0 million.

The structure of the Golar Viking facility is such that the bank loaned funds of $120 million to Golar, which we then re-loaned to a newly created entity of the bank, ("Investor Bank").  With the proceeds, Investor Bank then subscribed for preference shares in a Golar group company.  Another Golar company issued a put option in respect of the preference shares.  The effect of these transactions is that Investor Bank is required to pay fixed interest to us.  The interest payments to us by Investor Bank are contingent upon receipt of the preference dividends.  In the event these dividends are not paid, the preference dividends will accumulate until such time as there are sufficient cash proceeds to settle all outstanding arrearages.  Based on the accounting guidance, we have concluded that we are the primary beneficiary of Investor Bank and accordingly have consolidated it into our group.  At December 31, 2014, the Consolidated Balance Sheet and Consolidated Statement of Operations includes Investor Bank's net assets of $nil and net income of $nil, respectively, due to elimination on consolidation, of accounts and transactions arising between us and the Investor Bank.

The Golar Viking facility accrues floating interest at a rate of LIBOR plus a margin of 0.70%.  The loan has a term of 10 years and is repayable in quarterly installments with a final balloon payment of $71.0 million due in August 2017.  The loan is secured by a mortgage on this vessel.

Following the decision to sell the Golar Viking to Equinox in December 2014, we prepaid the full outstanding amount of $82.0 million of the Golar Viking facility in February 2015.

Convertible Bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. On inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55.0. We declared dividends of $1.80 and $1.80 for the years ended December 31, 2014 and 2013, respectively. The conversion price was adjusted from $50.28 to $48.40 effective on December 31, 2014.

We have a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 5,165,289 shares would be issued if the bonds were converted at the conversion price of $48.40 as at December 31, 2014.

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
The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel. Upon delivery of a newbuild, we have the ability to drawdown on the facility. On drawdown, the vessel will become secured against the facility.  A commitment fee is chargeable on any undrawn portion of this facility. As at December 31, 2014 and 2013 we had drawn down a total of $841.5 million and $256.3 million, respectively.

Date	Vessel	$1.125 billion facility	Amount drawn down
October 2013	Golar Seal	$133.2 million	$127.9 million
October 2013	Golar Celsius	$133.2 million	$128.4 million
As at December 2013		$266.4 million	$256.3 million

May 2014	Golar Crystal	$133.2 million	$127.9 million
September 2014	Golar Penguin	$133.2 million	$128.9 million
September 2014	Golar Bear	$133.2 million	$129.3 million
October 2014	Golar Frost	$134.8 million	$131.3 million
February 2014	Golar Igloo*	$161.3 million	$161.3 million
December 2014	Golar Eskimo**	$162.8 million	$162.8 million
As at December 2014		$858.5 million	$841.5 million

*In March 2014, we sold the Golar Igloo to Golar Partners. The Golar Igloo debt of $161.3 million was assumed by Golar Partners.

** In December 2014, we entered into a sale and purchase agreement with Golar Partners to sell the companies that own and operate the Golar Eskimo. Therefore as of December 31, 2014, we classified the Golar Eskimo debt as "Liabilities held-for-sale" in our consolidated balance sheet. In January 2015, we completed the sale of our interests in the companies that own and operate the Golar Eskimo to Golar Partners.  The consideration for the sale was $390 million less Golar Partners’ assumption of the Golar Eskimo debt (see note 39).

As at December 2014, all eight vessels had been delivered and the facility had been fully drawn down.

ICBC Finance Leasing Arrangement

Golar Glacier facility

We executed a four ship sale and leaseback transaction with ICBC Finance Leasing Co. Ltd ("ICBCL"). This agreement was executed in February 2014.

In October 2014, the special purpose vehicle ("SPV"), Hai Jiao 1401 Limited, which owns the Golar Glacier entered into secured financing agreements for $185.6 million consisting of a senior and junior facility. The senior facility of $153 million is a 10 years loan provided by ICBC Bank, with first priority mortgage on the Golar Glacier. The facility is denominated in USD. The senior facility bear interest at LIBOR plus margin and is repayable in semi-annual installments with a balloon of $80.3 million. The short term junior loan facility of $32.6 million is provided by ICBC Finance Co., a related party, of ICBCL. The facilities are consolidated in our balance sheet as we consider ourselves the primary beneficiary of the VIE (see note 4).

Hilli Shareholder loans

KSI Production Pte. Ltd ("KSI")

In September 2014, our subsidiary, Golar GHK Lessors Limited ("GGHK"), entered into a Sale and Purchase Agreement with KSI to sell 10% of its ownership in Golar Hilli Corporation ("Hilli Corp") for $21.7 million. The consideration paid by KSI comprised of the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan of $21.7 million is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNGV with a balloon payment 120 months after final acceptance. In November 2014 we issued a cash call to meet funding requirements resulting to an additional $13.9 million loan to GGHK under the same terms. The total amount outstanding at December 31, 2014 was $35.6 million.

Black & Veatch International Company ("B&V")

In November 2014, our subsidiary, Golar GHK Lessors Limited ("GGHK"), entered into a Sale and Purchase Agreement with B&V to sell 11 shares of the registered issued share capital of Golar Hilli Corporation ("Hilli Corp") for $5.0 million. The consideration paid by B&V comprised the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan of $5.0 million is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNGV with a balloon payment 120 months after final acceptance.

Debt restrictions

Certain of our debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary.  The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders.  In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements.  Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants and minimum free cash restrictions.  With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar Partners loan and lease agreements.

In addition to mortgage security, some of our debt is also collaterized through pledges of equity shares by our guarantor subsidiaries.

30.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2014	2013
Deferred gain on sale of Golar Maria (see note 7)	15,650	16,660
Tax benefits on intra-group transfers of long-term assets (see note 12)	1,717	5,204
Pension obligations (see note 31)	38,670	35,645
Guarantees issued to Golar Partners (see note 6)	19,271	22,369
Other	132	4,388
	75,440	84,266

Tax benefits arising on intra-group transfers of long-term assets arose from transactions between controlled entities in respect of two vessels, the Gimi and Hilli that generated a permanent tax benefit for us. The tax benefits are being amortized through the tax line of the statement of operations over the remaining useful lives of the vessels (see note 12).

31.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme.  The pension cost for the period represents contributions payable by us to the scheme.  The charge to net income for the years ended December 31, 2014, 2013 and 2012 was $0.9 million, $0.5 million and $0.8 million, respectively.

In respect of our Norwegian employees of which there were 19 (2013: 10) as of December 31, 2014, we are required by Norwegian law to contribute into a multi-employer early retirement plan for the private sector.  Accordingly, we, as a participant in a multi-employer plan recognize the required contribution for the period as net pension cost and recognize as a liability any unpaid contributions required for the period as a liability.

The total contributions to our defined contribution scheme were as follows:

(in thousands of $)	2014	2013	2012
Employers' contributions	684	533	570

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2014	2013	2012
Service cost	369	468	429
Interest cost	2,359	2,159	2,361
Expected return on plan assets	(984)	(918)	(920)
Recognized actuarial loss	998	1,415	1,273
Net periodic benefit cost	2,742	3,124	3,143

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2015 is $1.2 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2014	2013
Reconciliation of benefit obligation:
Benefit obligation at January 1	50,564	54,291
Service cost	369	468
Interest cost	2,359	2,159
Actuarial loss (gain)	3,700	(3,513)
Foreign currency exchange rate changes	(686)	164
Benefit payments	(3,140)	(3,005)
Benefit obligation at December 31	53,166	50,564

The accumulated benefit obligation at December 31, 2014 and 2013 was $51.8 million and $48.9 million, respectively.

(in thousands of $)	2014	2013
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	14,919	14,194
Actual return on plan assets	896	1,127
Employer contributions	2,459	2,426
Foreign currency exchange rate changes	(638)	177
Benefit payments	(3,140)	(3,005)
Fair value of plan assets at December 31	14,496	14,919

(in thousands of $)	2014	2013
Projected benefit obligation	(53,166)	(50,564)
Fair value of plan assets	14,496	14,919
Funded status (1)	(38,670)	(35,645)

Employer contributions and benefits paid under the pension plans include $2.5 million (2013: $2.4 million) paid from employer assets for the year ended December 31, 2014.

(1) Our plans compose of two plans that are both underfunded as at December 31, 2014 and 2013.

The details of these plans are as follows:

	December 31, 2014			December 31, 2013
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(11,163)	(42,003)	(53,166)	(10,256)	(40,308)	(50,564)
Fair value of plan assets	10,383	4,113	14,496	9,622	5,297	14,919
Funded status at end of year	(780)	(37,890)	(38,670)	(634)	(35,011)	(35,645)

The fair value of our plan assets, by category, as of December 31, 2014 and 2013 were as follows:

(in thousands of $)	2014	2013
Equity securities	10,032	9,666
Debt securities	4,004	3,172
Cash	460	2,081
	14,496	14,919

Our plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy.

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2014	2013
Net actuarial loss	15,251	12,731

The actuarial loss recognized in the other comprehensive income is net of tax of $0.2 million, $0.1 million, and $0.3 million for the years ended December 31, 2014, 2013 and 2012.

The asset allocation for our Marine scheme at December 31, 2014 and 2013, and the target allocation for 2015, by asset category are as follows:

Marine scheme	Target allocation 2015 (%)	2014 (%)	2013 (%)
Equity	30-65	30-65	30-65
Bonds	10-50	10-50	10-50
Other	20-40	20-40	20-40
Total	100	100	100

The asset allocation for our UK scheme at December 31, 2014 and 2013, and the target allocation for 2015, by asset category are as follows:

UK scheme	Target allocation 2015 (%)	2014 (%)	2013 (%)
Equity	70.0	69.0	71.0
Bonds	30.0	31.0	29.0
Total	100	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2015, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	621	1,800

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2015	311	3,000
2016	311	3,000
2017	311	3,000
2018	311	3,000
2019	311	3,000
2020 - 2024	1,553	15,000

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2014	2013
Discount rate	3.95%	4.80%
Rate of compensation increase	2.21%	2.71%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2014	2013
Discount rate	4.60%	4.10%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.71%	2.96%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ending December 31, 2014 and 2013 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2014 and 2013.  For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

32.	EQUITY OFFERINGS AND TRANSACTIONS WITH LISTED SUBSIDIARIES OR AFFILLIATES

Golar

The following table summarizes the issuance of our common shares during 2014:

Date	Number of Common Units Issued	Offering Price	Gross Proceeds (in thousands of $)	Net Proceeds (in thousands of $)
June 2014	12,650,000	$54.00	683,100	660,947

In September 2014, we closed a secondary offering of 32,000,000 shares of our common stock (including 4,173,913 common shares exercised under the underwriter's option) held by our former principal shareholder, World Shipholding Ltd. ("World Shipholding") at a price to the public of $58.50 per share. Following the offering, World Shipholding’s stake in us was reduced from 36.2% to 2%. We did not receive any proceeds from the sale of common shares by World Shipholding.

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
2 Represents gross and net proceeds from Golar Partners' public offering (excluding proceeds received from Golar's participation in the concurrent private placement).
3 Includes our general partner interest in Golar Partners.

The following table summarizes the sale of our vessel interests to Golar Partners since its IPO:

	2014	2013	2012		2011
(in millions of $)	Golar Igloo	Golar Maria	Golar Grand	NR Satu	Golar Freeze
Sales price	156.0	127.9	176.8	388.0	231.3
Less: Net assets transferred	(112.7)	(45.6)	(43.1)	(255.7)	(65.5)
Excess of sales price over net assets transferred	43.3	82.3	133.7	132.3	165.8
Additions to Golar's stockholders' equity and noncontrolling interest	—	—	88.3	85.8	96.7

The transactions involving the Golar Grand, NR Satu and the Golar Freeze were deemed to be concluded between entities under common control, accordingly, no gain or loss was recognized by the Company.

As the Partnership is no longer considered to be our controlled entity, the transactions involving the sale of Golar Igloo, as with Golar Maria, were not accounted for as transfers of equity interest between entities under common control. Accordingly, we have recognized gains on disposal of the Golar Igloo and Golar Maria (see note 7).

Golar Freeze

On October 19, 2011, we sold our 100% ownership interest in the subsidiaries which own and operate the Golar Freeze and hold the secured bank debt to Golar Partners. The purchase consideration was $330.0 million for the vessel and $9.0 million of working capital adjustments net of the assumed bank debt of $108.0 million, resulting in total purchase consideration of approximately $231.3 million of which $222.3 million was financed by vendor financing provided by us.

NR Satu

On July 19, 2012, we sold our equity interests in the subsidiaries which own and operate the NR Satu to Golar Partners. The purchase consideration was $385.0 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388.0 million of which $230.0 million was financed from the proceeds of the July 2012 equity offering and $155.0 million vendor financing provided by us.

Golar Grand

On November 8, 2012, we sold our equity interests in the subsidiaries which lease and operate the Golar Grand. The purchase consideration was $265.0 million for the vessel and working capital adjustments of $2.6 million, net of the assumed capital lease obligation of $90.8 million, resulting in total purchase consideration of $176.8 million which was principally financed from the proceeds of the November 2012 equity offering.

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

Golar Igloo

On March 28, 2014, we sold our equity interests in the subsidiary which owns and operates the Golar Igloo. The cash consideration comprised of $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.7 million respectively, resulting in total purchase consideration of $156.0 million which was financed from the proceeds of Golar Partners' December 2013 equity offering.

33.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange. We delisted from the Oslo Stock Exchange on August 30, 2012.

As at December 31, 2014 and 2013, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2014	2013
150,000,000 (2013: 100,000,000) common shares of $1.00 each	150,000	100,000

Issued share capital:

(in thousands of $, except per share data)	2014	2013
93,414,672 (2013: 80,579,295) outstanding issued common shares of $1.00 each	93,415	80,580

We issued 0.2 million and 0.1 million common shares upon the exercise of stock options in December 31, 2014 and 2013, respectively.

On June 30, 2014, we closed a registered offering of 12,650,000 of our common shares, par value $1.00 per share, which included 1,650,000 common shares purchased pursuant to the Underwriters' option to purchase additional common shares. We raised net proceeds of $660.9 million.

Treasury shares

In November 2007, our board of directors approved the buyback of up to a maximum of 1.0 million shares in the Company. As at December 31, 2014, a further 0.3 million shares in the Company maybe repurchased. The holding of treasury shares was held in connection with our share options plans.

Share options

Golar share options

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

In connection with the delisting of Golar Energy, previously granted options of 5.4 million shares in Golar Energy were cancelled in May 2011 and concurrently replaced with 0.9 million new options in Golar. There were no changes in the terms of the options except that the exchange of shares was equal to one Golar share for every 6.06 Golar Energy share. This was accounted for as a modification of previous awards of equity instruments.  However, we recorded no difference between the total incremental cost of the original and modified options as the fair value of the options modified was below the fair value of the original options granted.

Throughout 2014, the Company granted 1.8 million share options to directors and employees.

As at December 31, 2014, 2013 and 2012, the number of options outstanding in respect of Golar shares was 2.1 million, 0.5 million and 0.6 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	2014	2013	2012
Risk free interest rate	1.8%	2.0%	2.0%
Expected volatility of common stock	50.0%	56.9%	56.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	2.5 years	2.6 years	2.6 years

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

A summary of option activity as at December 31, 2014, 2013 and 2012, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (In '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2011	849	$10.11	1.2
Exercised during the year	(267)	$1.54
Forfeited during the year	(1)	$8.54
Options outstanding at December 31, 2012	581	$7.86	0.8
Exercised during the year	(76)	$8.01
Forfeited during the year	(7)	$6.58
Options outstanding at December 31, 2013	498	$6.36	0.3
Exercised during the year	(185)	$7.20
Issued during the year
- Pre-October 2014 awards	20	$36.86
- October 20, 2014 awards	1,750	$58.50
- Post-October 20, 2014 awards	23	$58.50
Options outstanding at December 31, 2014	2,106	$49.75	4.4

Options exercisable at:
December 31, 2014	317	$4.09	1.83
December 31, 2013	409	$6.50	0.1
December 31, 2012	323	$8.46	0.3

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

The intrinsic value of share options exercised in the years ended December 31, 2014, 2013 and 2012 was $7.8 million, $2.2 million and $6.3 million, respectively.

As at December 31, 2014, the intrinsic value of share options that were both outstanding and exercisable was $27.9 million (2013: $14.9 million).

The total fair value of share options vested in the years ended December 31, 2014, 2013 and 2012 was $2.1 million, $3.8 million and $4.8 million, respectively.

Compensation cost of $1.6 million, $0.5 million and $1.4 million has been recognized in the consolidated statement of operations for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014, the total unrecognized compensation cost amounted to $28.0 million (2013: $0.2 million) relating to options outstanding is expected to be recognized over a weighted average period of 4.1 years.

34.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated Other Comprehensive Income (Loss)

As at December 31, 2014, 2013 and 2012, our accumulated other comprehensive income (loss) balances consisted of the following components:

(in thousands of $)	2014	2013	2012
Unrealized net gain (loss) on qualifying cash flow hedging instruments	4,671	(1,822)	(6,832)
Unrealized gain on available-for-sale securities	15,751	7,796	5,911
Losses associated with pensions, net of tax recoveries of $0.2 million (2013: $0.2 million)	(15,251)	(12,731)	(17,809)
Accumulated other comprehensive income (loss)	5,171	(6,757)	(18,730)

The components of accumulated other comprehensive income (loss) consisted of the following:

	Gain (losses) on available-for-sale securities	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates comprehensive income	Total Accumulated comprehensive Income (loss)
Balance at December 31, 2011	—	(15,486)	(19,462)	—	(34,948)
Other comprehensive income (loss) before reclassification	5,911	(2,323)	3,641	—	7,229
Amount reclassified from accumulated other comprehensive income	—	—	8,989	—	8,989
Net current-period other comprehensive income (loss)	5,911	(2,323)	12,630	—	16,218
Balance at December 31, 2012	5,911	(17,809)	(6,832)	—	(18,730)
Other comprehensive income before reclassification	12,680	5,078	4,148	854	22,760
Amount reclassified from accumulated other comprehensive (loss) income	(10,795)	—	8	—	(10,787)
Net current-period other comprehensive income	1,885	5,078	4,156	854	11,973
Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)
Other comprehensive income (loss) before reclassification	7,955	(2,520)	3,483	(225)	8,693
Amount reclassified from accumulated other comprehensive income	—	—	3,235	—	3,235
Net current-period other comprehensive income (loss)	7,955	(2,520)	6,718	(225)	11,928
Balance at December 31, 2014	15,751	(15,251)	4,042	629	5,171

The amounts reclassified from accumulated other comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

Details of Accumulated other comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line item in the statement of operations
	2014	2013	2012
Gains on available-for sale securities:
Available-for-sale securities (Golar Partners)	—	(10,710)	—	Other non-operating income
Available-for-sale securities (Gaslog)	—	(85)	—	Other non-operating income
	—	(10,795)	—
(Gains) losses on cash flow hedges:
Foreign currency swap	—	(718)	—	Other financial items
Interest rate swap	3,235	(1,644)	—	Other financial items
Interest rate swap	—	2,370	—	Gain on sale of Golar Maria
Interest rate swap	—	—	3,925	Gain on loss of control
Cross-currency swap	—	—	5,064	Gain on loss of control
	3,235	8	8,989
Total reclassifications for the year	3,235	(10,787)	8,989

35.	FINANCIAL INSTRUMENTS

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

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges.  The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.  As at December 31, 2014, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

For the years ended December 31, 2014, 2013 and 2012 we recognized a net gain of $ 0.9 million, $0.5 million and net loss of $0.5 million, respectively, in earnings relating to the ineffective portion of our interest rate swap agreements designated as hedges.

As of December 31, 2014, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	2014	1,475,937	2015/ 2021	1.13% to 4.52%
Receiving floating, pay fixed	2013	1,638,020	2014/ 2021	1.13% to 4.52%

The effect of cash flow hedging relationships relating to swap agreements on the consolidated statements of operations is as follows:

(in thousands of $)	Effective portion gain/ (loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments	2014	2013	2012	2014	2013	2012
Interest rate swaps Other financial items, net	3,235	(1,644)	—	876	542	(535)
Interest rate swaps Gain on sale of the Golar Maria, net	—	2,370	—	—	—	—

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in equity is as follows:

(in thousands of $)	Amount of gain recognized in other comprehensive income on derivative (effective portion)
Derivatives designated as hedging instruments	2014	2013	2012
Interest rate swaps	3,483	4,147	1,547

As of December 31, 2014 and 2013, our accumulated other comprehensive gain included $4.0 million and $2.7 million of unrealized losses, respectively, on interest rate swap agreements designated as cash flow hedges. Additionally, as of December 31, 2014, our accumulated other comprehensive gain included $0.6 million (2013: $0.9 million) of unrealized gains being our share of Golar Partners' other comprehensive income on swap agreements designated as cash flow hedges.

As of December 31, 2014, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars.  The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency.  However, we incur expenditure in other currencies which includes the the .  There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

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

Equity price risk

Our Board of the Directors have approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2014, the counterparty to the equity swap transactions had acquired 3.5 million shares in the Company at an average price of $40.39.  The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2014 is a loss of $13.7 million. There is at present no obligation for us to purchase any shares from the counterparty.

In addition to the above equity swap transactions linked to our own securities, we may from time to time enter into short-term equity swap arrangements relating to securities of other companies.

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

	Fair value	2014	2014	2013	2013
(in thousands of $)	Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	191,410	191,410	125,347	125,347
Restricted cash and short-term investments	Level 1	74,587	74,587	26,543	26,543
Investment in available-for-sale securities	Level 1	275,307	275,307	267,352	267,352
Cost method investments	Level 1/3	204,172	248,314	204,172	218,647
Short-term debt due from related parties	Level 1	20,000	20,000	—	—
Long-term debt – convertible bond (1)	Level 1	238,037	251,555	233,020	254,063
Long-term debt – floating (1)	Level 1	1,142,750	1,142,750	434,008	434,008
Long-term debt - due to related party (1)	Level 1	—	—	50,000	50,000
Derivatives:
Interest rate swaps asset (2) (3)	Level 2	12,603	12,603	46,827	46,827
Interest rate swaps liability (2)	Level 2	3,038	3,038	11,401	11,401
Foreign currency swaps liability	Level 2	—	—	729	729
Total return equity swap liability	Level 2	13,656	13,656	—	—

(1) Our debt obligations are recorded at amortized cost on the balance sheet.
(2) Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.
(3) The fair value/carrying value of interest rate swap agreements that qualify and are designated as a cash flow hedge as at December 31, 2014 and 2013, was $0.4 million (with a notional value of $100.9 million) and $5.3 million (with a notional value of $128.0 million), respectively. The expected maturity of these interest rate agreements is from January 2015 to April 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying values of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short maturity of these instruments.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The carrying value for restricted cash and short-term investments is considered to be equal to the estimated fair value since restricted cash bears variable interest rates which are adjusted on a quarterly basis and short-term investments are placed for periods of less than six months.

The carrying value of the investment in available-for-sale ("AFS") securities reported in the balance sheet represents unrealized gains and losses on these securities, which are recognized directly in equity unless a gain is realized upon sale of these units or an unrealized loss is considered "other than temporary" in which case it is transferred to the statement of operations. The basis of valuation of the investment in AFS securities is at the market value of the quoted security.

The carrying value of cost method investments refers to our holdings in Golar Partners, (representing the general partner units and IDRs which were measured at fair value as of the deconsolidation date December 13, 2012 and subsequently (see note 6)) and OLT‑O (classified as level 3 in the fair value hierarchy). As at December 31, 2014, we did not identify any events or changes in circumstances that would indicate the carrying values of our investments in Golar Partners and OLT-O were not recoverable.  The fair value of our general partner units was based on the share price of the publicly traded common units of Golar Partners adjusted for restrictions over the transferability and reduction in voting rights. While the fair value of the IDRs was determined using a Monte Carlo simulation method. Refer to note 5 for further details. For our investment in OLT-O, as we have no established method of determining the fair value of this investment, we did not estimate the fair value of this investment as at December 31, 2014.

The carrying value of short-term debt due from related party refers to our revolving credit facility with Golar Partners. The carrying amount of this receivable approximates its fair value because of the short maturity of this instrument.

The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

The estimated fair values for both the floating long-term debt and long-term debt to a related party are considered to be equal to the carrying values since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

The estimated fair value of the financial guarantees is considered to be equal to the carrying amount. The financial guarantees were fair valued as of the deconsolidation date, December 13, 2012 (see note 6). We did not identify any material changes in the fair value of the financial guarantees as at December 31, 2014.

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

The following table summarizes the fair value of derivative instruments on a gross basis recorded in our consolidated balance sheets as of December 31, 2014 and 2013:

	Balance sheet classification	2014	2013
(in thousands of $)
Asset Derivatives
Interest rate swaps not designated as hedges	Other non-current assets	12,603	46,827

Liability Derivatives
Interest rate swaps designated as hedges	Other current liabilities	365	6,072
Interest rate swaps not designated as hedges	Other current liabilities	2,673	5,329
Total return equity swap not designated as hedge	Other current liabilities	13,656	—
Foreign currency swap not designated as hedge	Other current liabilities	—	729
Total liability derivatives		16,694	12,130

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2014 and 2013 would be adjusted as detailed in the following table:

	2014			2013
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	12,603	(292)	12,311	46,827	(4,327)	42,500
Total liability derivatives	16,694	(292)	16,402	12,130	(4,327)	7,803

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2014 cash collateral amounting to $46.1 million has been provided (see note 23).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA and Citi Bank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with K-Sure, KEXIM and Commercial, lenders of our $1.125 billion facility. We believe these counterparties to be sound financial institutions. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary.  As of December 31, 2014, our ownership interest was 41.4% and the aggregate value of the investments recorded in our balance sheet as of December 31, 2014 was $801.0 million being the aggregate of our ownership interest (common, subordinated and general partner interests) plus IDRs. Accordingly, the value of our investment and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2014 had a fleet of nine vessels managed by us, under contract, operating under medium to long-term charters with a concentrated number of charterers; BG Group, Petrobras, Pertamina, DUSUP, Nusantara Regas, KNPC and Eni.

There is a concentration of supplier risk with respect to our remaining four newbuilds (seven having been delivered in 2014) of which three are currently under construction by Samsung Heavy Industries Co Ltd ("Samsung") and one currently under construction by Hyundai Samho Heavy Industries Co., Ltd ("Hyundai") as at December 31, 2014. In addition, a further concentration of supplier risk exists in relation to our vessels undergoing FLNGV conversion with Keppel and Black and Veatch.  However, we believe this risk is remote as Samsung, Hyundai and Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.  As is typical with newbuilding and conversion contracts, we have entered into either refund guarantee agreements with several banks in respect of newbuilding yards or we have been given guarantees by conversion yards .

36.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues: Prior to the deconsolidation of Golar Partners, the following revenues presented below were largely eliminated upon consolidation of Golar Partners for the periods through to December 13, 2012:

(in thousands of $)	2014	2013	2012
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees income (i)	2,877	2,569	2,876	*
Ship management fees income (ii)	7,746	6,701	4,222	*
Interest income on vendor financing loan - Golar Freeze (iii)	—	—	11,921
Interest income on vendor financing loan - NR Satu (iv)	—	—	4,737	*
Interest income on high-yield bonds (v)	—	1,972	575	*
Interest income on Golar Energy loan (vi)	—	—	829
Total	10,623	11,242	25,160

*The net effect to our consolidated statement of operations for the year ended December 31, 2012 was an aggregate income of $1.5 million.

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2014 and 2013 consisted of the following:

(in thousands of $)	2014	2013
Trading balances due from Golar Partners and subsidiaries (vii)	13,337	5,989
Methane Princess Lease security deposit movements (viii)	(3,486)	(4,257)
Short-term debt due from Golar Partners (ix)	20,000	—
	29,851	1,732

(i) Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

(ii) Ship management fees - Golar and certain of its affiliates charged ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

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

(viii) Methane Princess Lease security deposit movements - This represents net advances from Golar Partners, which correspond to the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement (see 'Other transactions' section (c) below). Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

(ix) $20 million revolving credit facility: On April 13, 2011, we entered into a $20.0 million revolving credit facility with Golar Partners. In May 2013, Golar Partners drew down $20 million from the facility which it subsequently repaid in December 2013. As of December 31, 2014, Golar Partners has fully drawn down the $20.0 million facility. This facility matures in April 2015 and is unsecured and interest-free. This facility was extended until May 2015.

Other transactions:

a) Disposals to Golar Partners: Since Golar Partners' IPO in April 2011, we have disposed of equity interests in the subsidiaries which own or lease and operate the Golar Freeze, the NR Satu and the Golar Grand to Golar Partners. These transactions were deemed to be concluded between entities under common control and, thus the gain on disposal was recorded as an equity transaction (see note 32). In February 2013 and March 2014, we disposed of our interests in the subsidiaries which own and operate the Golar Maria and the Golar Igloo, respectively. Since the Partnership is no longer considered to be our controlled entity, these transactions were not accounted for as transfers of equity interests under common control. Accordingly, we recognized the gains on disposal of Golar Maria and the Golar Igloo (see note 7).

b) Golar Grand option: In connection with the disposal of the Golar Grand in November 2012, we entered into an Option Agreement with Golar Partners. Under the Option Agreement, in the event BG does not extend their charter for the vessel for an additional two years, Golar Partners has an option to require us to charter-in the Golar Grand under a time charter which will expire in October 2017. As of December 31, 2014, and 2013, we recognised a liability of $7.2 million in relation to this guarantee provided by Golar Partners (see note 30). This option was exercised by Golar Partners in February 2015.

c) Payment under Omnibus Agreement: In 2013, Golar Partners incurred expenses of $3.3 million which was indemnified by the Company as part of the Omnibus Agreement. This was recognized in our statement of operations as "other non-operating expense". As at December 31, 2014, we recognised $0.5 million loss (2013: $0.5 million) in our statement of operations to indemnify Golar Partners' non-recoverable loss.

d) Dividends to non-controlling interests:

(in thousands of $)	2014	2013	2012
Faraway Maritime Shipping Company	—	—	1,800
Golar Partners	—	—	30,282
	—	—	32,082

Faraway Maritime Shipping Company owns the vessel, Golar Mazo. Golar Partners held a 60% equity interest in the company, with the remaining 40% interest held by CPC Corporation, Taiwan.

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

e) Golar Partners distributions to us: Since its IPO in April 2011, Golar Partners has declared and paid quarterly distributions totalling $61.3 million, $63.7 million and $47.3 million to us for each of the years ended December 31, 2014, 2013 and 2012. respectively.

Indemnifications and guarantees:

a) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Revenue Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2014, we recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners (see note 6) representing the fair value at deconsolidation (2013: $11.5 million).

b) Environmental and other indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that we contributed or sold to Golar Partners to the extent they arose prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5.0 million.

In addition, pursuant to the Omnibus Agreement, we agreed to indemnify Golar Partners for any defects in title to the assets contributed or sold to Golar Partners and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct Golar Partner's business, which liabilities arise within three years after the closing of its IPO on April 13, 2011.

c) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo. The maximum potential exposure in respect of the performance guarantees issued by the Company is not known as these matters cannot be absolutely determined.  The likelihood of triggering the performance guarantees is remote based on the past performance of both our combined fleet.

d) Debt guarantee: The debt guarantees were issued by us to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries.  The liability of $4.5 million is being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items".

As of December 31, 2014, we guaranteed $143.3 million of Golar Partners' long-term debt and capital lease obligations, net of restricted cash.  All of the facilities and lease obligations guaranteed by Golar are secured on specific vessels.  As of December

31, 2014, these vessels have higher market values than the carrying amounts of the facilities and capital lease obligation to which the vessels are secured against.

e) Legal claim: Refer to discussion in note 38 - NR Satu related claim.

Omnibus Agreement

In connection with the IPO of Golar Partners, we entered into an Omnibus Agreement with Golar Partners governing, among other things, when we and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, we agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years that it may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the Omnibus Agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from us.

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

On September 10, 2014 following a secondary offering of 32 million of our common shares by World Shipholding Limited, its stake in us was reduced from 36.2% to 1.9%. As of December 31, 2014, World Shipholding owned 1.9% (2013: 45.6%) of Golar. Following this, World Shipholding, Frontline Ltd, Seatankers Management Company Limited, Ship Finance AS and Seadrill Ltd., ceased to be our related parties. Transactions with these companies until September 10, 2014 are presented below:

(in thousands of $)	2014	2013	2012
Frontline Ltd. and subsidiaries (i)	34	49	(325)
Seatankers Management Company Limited (i)	(112)	(45)	31
Ship Finance AS (i)	116	207	4
Seadrill Ltd (i)	(5)	—	—
Golar Wilhelmsen (ii)	(7,031)	(4,899)	(3,169)
World Shipholding Ltd (iii)	—	(976)	(2,961)

(Payables to) receivables from related parties (excluding Golar Partners):

(in thousands of $)	2014	2013
World Shipholding
- Loan (iii)	—	(50,000)
Frontline	—	(60)
Seatankers	—	91
Ship Finance	—	2
Seadrill Limited	—	(74)
Golar Wilhemsen (ii)	(1,394)	—
Bluewater Gandria	—
	(1,394)	(50,041)

i. We used to transact business with the following parties, being companies in which World Shipholding and companies associated with World Shipholding have a significant interest: Frontline, Ship Finance, Seatankers and Seadrill. Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities.   Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.

ii. As of December 31, 2014, we held a 60% ownership interest in Golar Wilhelmsen, which we account for using the equity method (see note 15).  Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services. Amounts due to Golar Wilhelmsen are included within "trade accounts payable" in our consolidated balance sheet.

iii. In April 2011, we entered into a revolving credit facility with a company related to our former major shareholder, World Shipholding. In December 31, 2013, the revolving credit facility was amended to $50 million. We repaid the $50 million borrowed under the facility in April 2014. This facility was subsequently terminated in August 2014.

37.	CAPITAL COMMITMENTS

FLNGV conversions

We entered into agreements for the conversion of the Hilli and the Gimi to FLNGVs in May 2014 and December 2014, respectively, with Keppel and B&V. As of December 31, 2014, we have commitments to Keppel and B&V relating to the conversion of the vessels. As at December 31, 2014, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 12 months to December 31, 2015	202,800
Payable within 12 months to December 31, 2016	163,500
Payable within 12 months to December 31, 2017	192,900
559,200

As we have not lodged our final notice to proceed on the Gimi conversion contract, we have excluded the Gimi capital commitments in the above table. If we decide to lodge our final notice to proceed, we will have further contractual obligations of approximately $870.0 million. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay a maximum of $7.0 million in termination fees.

Newbuilding Contracts

Between 2011 and 2012, we entered into newbuilding contracts for the construction of ten LNG carriers and three FSRUs for a total cost of approximately $2.7 billion. As of December 31, 2014, following the delivery of five LNG carriers and two FSRUs in 2014 (2013: two LNG carriers delivered), four vessels remain to be delivered. All four are scheduled to be delivered in 2015. As of December 31, 2014, $548.3 million remains to be paid in respect of these vessels.

As at December 31, 2014, the estimated timing of the installment payments for these newbuildings are due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2015	548,342

38.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2014	December 31, 2013
Book value of vessels secured against long-term loans	1,997,657	700,726

This includes the Golar Viking and the Golar Eskimo which are classified as "held-for-sale" as at December 31, 2014. (See note 21)

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

Six U.K. tax leases we entered into during 2003 were structured so that a cash benefit was received up front (in total a gross amount before deduction of fees of approximately £41 million British pounds). Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore the capital lease obligation relating to this remaining U.K. tax lease is not consolidated into our balance sheet as of December 31, 2014.

Under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangement and the termination thereof.

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

NR Satu related claim
PT Golar Indonesia, a subsidiary of Golar Partners that is both the owner and operator of the NR Satu, has been notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that Golar Partners and its subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. Whilst we believed that we had meritorious defences against these claims, to avoid being involved in a lengthy suit, we agreed to a compromise settlement. In December 2014, all the parties involved entered into a compromise settlement agreement. The settlement amount was $3 million of which $2.5 million was recovered from Golar Partners’ subcontractor who is also a party to the settlement.
In July 2012, as part of the disposal of the NR Satu, we had agreed to indemnify Golar Partners against any non-recoverable losses. Consequently, as at December 31, 2014, we recognized $0.5 million loss in our consolidated statement of operations to indemnify Golar Partners’ non-recoverable loss.

Golar Viking related claim
In January 2011, Qatar Gas Trading Company Limited ("Nakilat") chartered the Golar Viking from us for a period of 15 months. In April 2012, the time charter party agreement was terminated early. On February 15, 2013, Nakilat formally commenced arbitration proceedings against us claiming damages of $20.9 million for breach of contract, including that of early termination of the charter. In December 2013, we did not record any provision as we believed that we had strong arguments to defend ourselves against such claims. Proceedings commenced in 2014 with the arbitration hearing timed for December 2014 or January 2015. During the course of the arbitration proceedings, the exchange of disclosure, witness statements and expert reports were completed in December 2014.
Following this and our legal counsel’s advice, we entered into compromise settlement discussions with the other parties. The compromise settlement was agreed in January 2015 for an amount of $14.5 million. We maintain defence and indemnity insurance for these types of claims. A contribution of $0.6 million was made by our insurers in relation to the claim. Accordingly, as of December 31, 2014, we recorded a provision of $13.9 million related to the claim of which $3.5 million was recognized in prior years. The claim was settled subsequently in January 2015.

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

In September 2013, LNGP filed for bankruptcy. We commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. As court proceedings progressed during 2014, the parties negotiated a reorganization plan where we we are no longer a participant in the project but became a creditor. The reorganization plan comprised of a new consortium of parties involved in the project has been finalized and approved by the Supreme Court of British Columbia. We retain security of the assets until the project reaches final investment decision. Of the $12.0 million short-term loan, $3.9 million has been repaid to date. We continue to believe that we have strong arguments regarding our claim and the outstanding loan is recoverable, accordingly, as of December 31, 2014, we have not recorded any provision against the outstanding loan receivable.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt.  As at December 31, 2014, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

39.	SUBSEQUENT EVENTS

On January 8, 2015, we completed our secondary offering of 7,170,000 common units, representing our limited partner interests in Golar Partners, at a price of $29.90 per unit. Following completion of the offering, that generated net proceeds of approximately $207 million which are to be used to fund a portion of the recently announced contract with Keppel Shipyard to convert one of our first generation LNG carriers, the Gimi, into a floating natural gas liquefaction facility.

On January 16, 2015, we were awarded two time charters by Nigeria LNG Ltd ("NLNG") to employ the recently delivered Golar Frost and Golar Crystal. The employment of both vessels under these contracts commenced in January 2015 and will continue for a duration of approximately 12 months for each vessel.

On January 20, 2015, we completed our sale of our equity interests in the companies that own and operate the Golar Eskimo to Golar Partners for the price of $390.0 million for the vessel (including charter) less the assumed $162.8 million of bank debt plus other purchase price adjustments. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us. The loan from us has a two year term with interest chargeable at LIBOR plus a blended margin of 2.84%.
On February 6, 2015, our Board of Directors authorized a convertible bond repurchase program under which we may repurchase up to $50 million of its outstanding convertible bonds. The authorization is effective immediately and valid until December 31, 2015. Under the bond repurchase program, we intend to repurchase its convertible bonds from time to time for cash in open market or in privately-negotiated transactions, in accordance with applicable federal securities laws. However, the bond repurchase program does not require us to acquire any specific number of convertible bonds and it may be modified, suspended, extended or terminated by us at any time without prior notice.
On February 16, 2015, we completed the sale of the LNG carrier, the Golar Viking, to Equinox at a sale price of $135 million. Subsequently, Equinox renamed the vessel to Salju and took the required steps to make the Salju Indonesian cabotage compliant. We provided a bridging loan facility to Equinox to fund the purchase.
On February 25, 2015, we declared a dividend of $0.45 per share in respect of the quarter ended December 31, 2014 and paid in March 2015. In addition, Golar Partners made a final cash distribution of $0.56 per unit in February 2015 in respect of the quarter ended December 31, 2014, of which we received $12.6 million of dividend income in relation to our common, subordinated and general partner units and IDRs held at the record date.
Prior to February 2015, the Golar Grand operated under a time charter with BG Group which was not extended beyond its initial term and expired in the middle of February 2015. In February 2015, Golar Partners exercised its option to require us to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group. See note 36.
In April 2015, we acquired the LNG carrier, Abuja from Nigeria LNG for a consideration of $20 million.

INDEX TO FINANCIAL STATEMENTS

Page
GOLAR LNG PARTNERS LP
AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	A-2
Consolidated and Combined Carve-Out Statements of Operations for the years ended December 31, 2014, 2013 and 2012	A-5
Consolidated and Combined Carve-Out Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012	A-6
Consolidated Balance Sheets as of December 31, 2014 and 2013	A-7
Consolidated and Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	A-8
Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ and Dropdown Predecessor Equity for the years ended December 31, 2014, 2013 and 2012	A-10
Notes to the Audited Consolidated and Combined Carve-Out Financial Statements	A-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Golar LNG Partners LP:

We have audited the accompanying consolidated balance sheet of Golar LNG Partners LP as of December 31, 2014 and the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows for the period ended December 31, 2014. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Partners LP at December 31, 2014, and the consolidated results of its operations and its cash flows for the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Partners LP’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
London, United Kingdom
April 29, 2015

The Board of Directors and Unitholders of Golar LNG Partners LP (and subsidiaries)

We have audited Golar LNG Partners LP's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Partners LP management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Partnership’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Golar LNG Partners LP maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of Golar LNG Partners LP and our report dated April 29, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
London, United Kingdom
April 29, 2015

Report of Independent Registered Public Accounting Firm

To Board of Directors and Partners of Golar LNG Partners LP:

In our opinion, the consolidated balance sheet as of December 31, 2013 and the related consolidated and combined carve-out statements of operations, comprehensive income, changes in partners’ capital/owners’ and dropdown predecessor equity and cash flows for each of two years in the period ended December 31, 2013 present fairly, in all material respects, the financial position of Golar LNG Partners LP and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
United Kingdom
April 30, 2014

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of $, except per unit amounts)

	Notes	2014*	2013*	2012**
Operating revenues
Time charter revenues	6	396,026	329,190	286,630
Total operating revenues		396,026	329,190	286,630
Operating expenses
Vessel operating expenses (1)		59,191	52,390	45,474
Voyage and commission expenses		6,048	5,239	4,471
Administrative expenses (2)		5,757	5,194	7,269
Depreciation and amortization		80,574	66,336	51,167
Total operating expenses		151,570	129,159	108,381
Operating income		244,456	200,031	178,249
Financial income (expense)
Interest income		1,131	1,097	1,797
Interest expense (3)		(43,781)	(43,195)	(38,090)
Other financial items, net	7	(22,118)	(1,661)	(5,389)
Net financial expenses		(64,768)	(43,759)	(41,682)
Income before income taxes		179,688	156,272	136,567
Income taxes	8	5,047	(5,453)	(9,426)
Net income		184,735	150,819	127,141
Net income attributable to non-controlling interest		(10,581)	(9,523)	(10,723)
Net income attributable to Golar LNG Partners LP Owners		174,154	141,296	116,418
Dropdown Predecessor’s interest in net income		—	—	28,015
General Partner’s interest in net income (4)		23,908	13,796	2,750
Limited Partners’ interest in net income		150,246	127,500	85,653
Earnings per unit:	28
Common units (basic and diluted)		2.47	2.31	2.08
Cash distributions declared and paid per unit in the period	28	2.14	2.05	1.78
___________________________________________

(1)	This includes related party ship management fee recharges of $7.7 million, $6.7 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. See note 25.

(2)	This includes related party management and administrative fee recharges of $2.9 million, $2.6 million and $2.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. See note 25.

(3)	This includes related party interest expense of $nil, $2.0 million and $18.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. See note 25.

(4)	This includes net income attributable to IDR holders of $18.3 million, $11.0 million and $nil for the years ended December 31, 2014, 2013 and 2012, respectively.
* 2014 and 2013 refers to the Consolidated Statements of Operations.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Operations.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of $)

	2014*	2013*	2012**
Net income	184,735	150,819	127,141
Unrealized net gain (loss) on qualifying cash flow hedging instruments:
Other comprehensive (loss) income before reclassification (1)	(1,031)	7,370	(3,950)
Amounts reclassified from accumulated other comprehensive income (loss) to statement of operations (2)	1,339	(775)	—
Net other comprehensive income (loss)	308	6,595	(3,950)
Comprehensive income	185,043	157,414	123,191
Comprehensive income attributable to:
Partners’ and Dropdown Predecessor Equity	174,462	147,891	112,468
Non-controlling interest	10,581	9,523	10,723
	185,043	157,414	123,191
__________________________________________
(1) There is no tax impact on any of the periods presented.
(2) Amounts reclassified from accumulated other comprehensive income (loss) to 'Other financial items, net' on the consolidated and combined carve-out statements of operations relate to losses (gains) on cash flow hedges in respect of interest rate swaps.
* 2014 and 2013 refers to the Consolidated Statements of Comprehensive Income.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Comprehensive Income.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND 2013
 (in thousands of $)

	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		98,998	103,100
Restricted cash and short-term investments	17	25,831	24,451
Trade accounts receivable	11	9,122	717
Other receivables, prepaid expenses and accrued income	12	7,516	7,026
Inventories		89	1,085
Total current assets		141,556	136,379
Long-term assets
Restricted cash	17	146,552	145,725
Vessels and equipment, net	13	1,501,170	1,281,591
Vessel under capital lease, net	14	122,253	127,693
Intangible assets, net	15	16,032	—
Deferred charges	16	13,356	14,270
Other non-current assets	18	15,283	15,561
Total assets		1,956,202	1,721,219
LIABILITIES AND EQUITY
Current liabilities
Short-term debt due to related parties	25	20,000	—
Current portion of long-term debt	21	124,221	156,363
Trade accounts payable		2,621	1,587
Accrued expenses	19	21,700	20,088
Amounts due to related parties	25	9,851	5,989
Other current liabilities	20	99,481	57,045
Total current liabilities		277,874	241,072
Long-term liabilities
Long-term debt	21	908,311	733,108
Obligations under capital lease	22	150,997	159,008
Other long-term liabilities	23	17,281	17,904
Total liabilities		1,354,463	1,151,092
Commitments and contingencies (See Note 26)
Equity
Partners’ capital:
Common unitholders: 45,663,096 units issued and outstanding at December 31, 2014 and 2013		490,824	475,610
Subordinated unitholders: 15,949,831 units issued and outstanding at December 31, 2014 and 2013		12,063	6,900
General partner interest: 1,257,408 units issued and outstanding at December 31, 2014 and 2013		33,320	19,234
Total partners’ capital		536,207	501,744
Accumulated other comprehensive loss		(2,086)	(2,394)
		534,121	499,350
Non-controlling interest		67,618	70,777
Total equity		601,739	570,127
Total liabilities and equity		1,956,202	1,721,219

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP
 CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR
 THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
 (in thousands of $)

	Notes	2014*	2013*	2012**
Operating activities
Net income		184,735	150,819	127,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		80,574	66,336	51,167
Recognition of foreign tax losses		(11,832)	—	—
Release of deferred tax asset		2,308	—	—
Amortization of deferred tax benefit on intragroup transfers		—	—	(912)
Amortization of deferred charges		3,554	5,828	1,123
Unrealized foreign exchange (gains) losses		(674)	(7,435)	13,893
Drydocking expenditure		(2,468)	(50,979)	(8,288)
Interest element included in obligations under capital leases		1,639	233	401
Change in assets and liabilities, net of effects from purchase of Golar Maria and Golar Igloo:
Trade accounts receivable		(1,989)	(717)	173
Inventories		1,005	971	(849)
Prepaid expenses, accrued income and other assets		8,901	(9,747)	(6,948)
Amounts due from/to related parties		6,659	1,581	3,781
Trade accounts payable		755	(1,820)	2,617
Accrued expenses		24	(6,632)	14,015
Other current liabilities		3,789	241	(7,971)
Net cash provided by operating activities		276,980	148,679	189,343
Investing activities
Additions to vessels and equipment		(1,293)	(18,152)	(72,286)
Acquisition of Golar Maria and Golar Igloo, net of cash acquired (1)	10	(155,319)	(119,927)	—
Restricted cash and short-term investments		(11,143)	54,027	(6,512)
Net cash used in investing activities		(167,755)	(84,052)	(78,798)
Financing activities
Proceeds from issuance of equity, net of issue costs	27	—	280,586	401,851
Proceeds from short-term debt due to related parties		20,000	20,000	—
Proceeds from long-term debt	21	115,000	230,000	537,194
Repayment of short-term debt due to related parties		—	(20,000)	—
Repayments of long-term debt		(93,558)	(149,822)	(427,217)
Repayments of obligations under capital lease		(41)	(2,365)	(6,287)
Payments in connection with the lease terminations		—	(250,980)	—
Financing arrangement fees and other costs		(846)	(4,794)	(8,400)
Dividends paid to non-controlling interests		(13,740)	(10,604)	(1,799)
Cash distributions paid		(140,142)	(119,875)	(77,588)
Distribution to Golar for acquisition of the NR Satu	25(k)	—	—	(387,993)
Distribution to Golar for acquisition of the Golar Grand	25(k)	—	—	(176,769)
Contributions from owner’s funding		—	—	53,572
Net cash used in financing activities		(113,327)	(27,854)	(93,436)
Net (decrease) increase in cash and cash equivalents		(4,102)	36,773	17,109
Cash and cash equivalents at beginning of period		103,100	66,327	49,218
Cash and cash equivalents at end of period		98,998	103,100	66,327
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		43,011	44,651	40,858
Income taxes paid		2,707	5,575	1,444

________________________________________________________
(1)  In addition to the cash consideration paid for the acquisition of the Golar Igloo and Golar Maria in 2014 and 2013 respectively, there was a non-cash consideration in relation to the assumption of bank debts of $161.3 million and $89.5 million, respectively (see note 10).
* 2014 and 2013 refers to the Consolidated Statements of Cash Flows.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Cash Flows.

The accompanying notes are an integral part of these financial statements.

GOLAR LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL /OWNERS’ AND DROPDOWN PREDECESSOR EQUITY FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of $)

	Dropdown Predecessor Equity	Partners’ Capital			Accumulated Other Comprehensive Income (loss)	Total before Non- controlling interest	Non- controlling Interest	Total Owner’s Equity
		Common Units	Subordinated Units	General Partner
Combined balance at December 31, 2011	208,069	30,163	369	1,537	(5,039)	235,099	62,934	298,033
Net income (1)	28,015	53,998	31,655	2,750	—	116,418	10,723	127,141
Movement in invested equity	53,572	—	—	—	—	53,572	—	53,572
Non-controlling interest dividends	—	—	—	—	—	—	(1,799)	(1,799)
Other comprehensive loss	—	—	—	—	(3,950)	(3,950)	—	(3,950)
Cash distributions	—	(47,725)	(28,311)	(1,552)	—	(77,588)	—	(77,588)
Net proceeds from issuance of common units	—	393,814	—	8,037	—	401,851	—	401,851
Elimination of equity not transferred to the Partnership	9,046	—	—	—	—	9,046	—	9,046
Purchase of NR Satu from Golar (note 25(k))	(387,993)	—	—	—	—	(387,993)	—	(387,993)
Allocation of Dropdown Predecessor equity - NR Satu (note 25(k))	132,321	(129,671)	—	(2,650)	—	—	—	—
Purchase of Golar Grand from Golar (note 25(k))	(176,769)	—	—	—	—	(176,769)	—	(176,769)
Allocation of Dropdown Predecessor equity - Golar Grand (note 25(k))	133,739	(131,064)	—	(2,675)	—	—	—	—
Consolidated balance at December 31, 2012**	—	169,515	3,713	5,447	(8,989)	169,686	71,858	241,544
Net income	—	91,576	35,924	13,796	—	141,296	9,523	150,819
Cash distributions (2)	—	(81,096)	(32,737)	(6,042)	—	(119,875)	—	(119,875)
Non-controlling interest dividends	—	—	—	—	—	—	(10,604)	(10,604)
Other comprehensive income	—	—	—	—	6,595	6,595	—	6,595
Net proceeds from issuance of common units	—	274,974	—	5,612	—	280,586	—	280,586
Contribution to equity (3)	—	20,641	—	421	—	21,062	—	21,062
Consolidated balance at December 31, 2013*	—	475,610	6,900	19,234	(2,394)	499,350	70,777	570,127
Net income	—	111,351	38,895	23,908	—	174,154	10,581	184,735
Cash distributions (2)	—	(96,577)	(33,732)	(9,833)	—	(140,142)	—	(140,142)
Non-controlling interest dividends	—	—	—	—	—	—	(13,740)	(13,740)
Other comprehensive income	—	—	—	—	308	308	—	308
Contribution to equity	—	440	—	11	—	451	—	451
Consolidated balance at December 31, 2014*	—	490,824	12,063	33,320	(2,086)	534,121	67,618	601,739
__________________________________________

(1)
The post acquisition net income in 2012 relating to the NR Satu (from July 19, 2012 to December 31, 2012) and the Golar Grand (from November 8, 2012 to December 31, 2012) included within net income amounted to $11.5 million and $4.8 million, respectively.

(2)	This includes cash distributions to IDR holders for the year ended December 31, 2014 and 2013 of $5.6 million and $3.7 million, respectively.

(3)
In June 2013, the Golar Winter and the Golar Grand were refinanced. We made a cash payment of $251.0 million to the lessors to terminate the respective lease financing arrangements (including the associated Golar Winter currency swap of $25.3 million) and to acquire the legal title of both these vessels. The transaction to acquire the legal title of the vessels was between controlled entities, thus, the vessels continue to be recorded at their historical book values and the difference between the cash payment made and the carrying value of the vessels is an equity contribution. The contribution recognized was $21.1 million.

* 2014 and 2013 refers to the Consolidated Statements of Changes in Partners' Capital.
** 2012 refers to the Consolidated and Combined Carve-out Statement of Changes in Partners' Capital/Owners' and Dropdown Predecessor Equity.

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

In April 2011, Golar contributed to us the shares of a subsidiary which leased the FSRU, the Golar Winter.

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

In October 2011 and July 2012, we acquired from Golar interests in subsidiaries that own and operate the FSRUs, the Golar Freeze and the Nusantara Regas Satu ("NR Satu"), respectively. In addition, in November 2012, we acquired from Golar interests in subsidiaries that lease and operate the LNG carrier, the Golar Grand. These transactions are also deemed to be a reorganization of entities under common control. As a result, our financial statements prior to the date the vessels were acquired were retroactively adjusted to include these vessels (herein collectively referred to as the "Dropdown Predecessor") during the periods they and we were under common control of Golar. The excess of the consideration paid by us over Golar’s historical costs is accounted for as an equity distribution to Golar (refer to note 25(k)).

Under the Partnership Agreement, the general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations, manage and determine the strategies and policies of Golar Partners. During the period from the IPO in April 2011 until the time of our first annual general meeting ("AGM") on December 13, 2012, Golar retained the sole power to appoint, remove and replace all members of our board of directors. From the first AGM, four of our seven board members became electable by the common unitholders and accordingly, from this date, Golar no longer retains the power to control the board of directors and, hence, the Partnership. As a result, we are no longer considered to be under common control of Golar, and from December 13, 2012, we no longer account for vessel acquisitions from Golar as transfers of equity interests between entities under common control.

In February 2013 and March 2014, we acquired from Golar 100% interests in the subsidiaries that own and operate the LNG carrier, the Golar Maria, and the FSRU, the Golar Igloo, respectively, which we accounted for as acquisitions of a business. Accordingly, the results of the Golar Maria and the Golar Igloo are consolidated into our results from the date of their acquisitions. There has been no retroactive restatement of our financial statements to reflect the historical results of the Golar Maria and the Golar Igloo prior to their acquisition.

As of December 31, 2014, we operated a fleet of five FSRUs and four LNG carriers.  Our vessels operate under long-term charter contracts with expiration dates between 2017 and 2024, except for the Golar Grand, which operates on a medium-term charter with an initial term that expired in February 2015. Please see note 25.

The consolidated financial statements have been prepared assuming that we will continue as a going concern.  As of December 31, 2014, we recorded net current liabilities of $136.3 million. Included in current liabilities are short term loan obligations that mature before December 31, 2015 and are therefore, presented as current debt.  We have a debt facility in respect of the Golar Maria of $79.5 million that matures in December 2015 and the commercial loan tranche under the Golar Freeze facility of $39.6 million that matures in June 2015.

In April 2015, we obtained a signed term sheet from certain lenders in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the Golar Maria and Golar Freeze (of which $120 million is a binding commitment), to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze credit facility. The entry into the new credit agreement to refinance these facilities is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of conditions ordinarily contained in these types of credit agreements. There is no assurance that such proposed new credit agreement will be executed or that it will become effective prior to the maturity of the Golar Maria facility and the commercial loan tranche of the Golar Freeze facility. In addition, the cash expected to be generated from operations (assuming the current market rates from existing charters) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments.  Furthermore, included within current liabilities as of December 31, 2014, are: (i) mark-to-market valuations of swap derivatives of $71.9 million (includes $56.6 million mark-to-market valuations for our cross-currency interest rate swap). The swaps mature between 2016 and 2020. We have no intention of terminating these swaps before their maturity and hence realizing these liabilities; (ii) deferred dry docking and operating cost revenue of $20.6 million which relates to charter hire received in advance from our charterers, thus, no cash outflows are expected in respect of these liabilities in the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated and combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which we are deemed to be the primary beneficiary. All intercompany balances and transactions are eliminated. The non-controlling interests of the above mentioned subsidiaries are included in the Balance Sheets and Statements of Operations as "Non-controlling interests".

A variable interest entity ("VIE") is defined by the accounting standard as a legal entity where either (a) equity interest holders, as a group, lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

The consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include revenues, expenses and cash flows directly attributable to our interests in the four vessels in the Initial Fleet and the Dropdown Predecessor. Accordingly, the historical combined carve-out financial statements for the year ended December 31, 2012 reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate and foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers. Allocated costs (income) included in the accompanying consolidated and combined statements of income are as follows:

(in thousands of $)	2012
Administrative expenses	1,365
Pension costs	220
Net financial income	(149)
1,436

For the year ended December 31, 2012, the above table includes allocated costs (income) for the combined entity for the Dropdown Predecessor, for the periods prior to their acquisition from Golar.

These consolidated and combined financial statements include the results of operations and cashflows of the Combined Entity and the Dropdown Predecessor.  In the preparation of these consolidated and combined financial statements, general and administrative expenses (including pension and stock-based compensation), income tax expense, and certain derivatives’ related expenses which were not directly attributable to the respective vessels have been allocated to us on the following basis:

Amortization of deferred tax benefits on intragroup transfers has been reflected in these financial statements at Golar’s book value, as it was readily separable and identifiable within the books of Golar.

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

Management has deemed the related allocation reasonable to present the results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. However, the results of operations and cash flows of the Combined Entity and Dropdown Predecessor, which are presented as part of the results for the year ended December 31, 2012, may differ from those that would have been achieved had we operated autonomously for that year as we would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity for the periods prior to the IPO. Accordingly, the financial statements do not purport to be indicative of our future financial position, results of operations or cash flows.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the acquisition is recorded based on provisional amounts.  During the measurement period, we will retrospectively adjust the provisional amounts recognized at the acquisition date reflecting new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. However, the measurement period does not exceed one year from the acquisition date. During the measurement period, we recognize adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date and we revise comparative information for prior periods presented in financial statements as needed, including making any change in depreciation, amortization, or other income effects recognized in completing the initial accounting.

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

We use a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Penalties and interest related to uncertain tax positions are recognized in "Income taxes" in the Consolidated and Carve-out Statements of Operations.

Comprehensive Income

As of December 31, 2014, 2013 and 2012, our accumulated other comprehensive loss consisted of the following components:

(in thousands of $)	2014	2013	2012
Unrealized net loss on qualifying cash flow hedging instruments	(2,086)	(2,394)	(8,989)

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term investments

Restricted cash and short-term investments consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and which are held as cash collateral required for certain swaps. We consider all short-term investments as held to maturity. These investments are carried at amortized cost. We place our short-term investments primarily in fixed term deposits with high credit quality financial institutions.

Trade accounts receivables

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

Vessels and equipment

Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminium times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

Cost of building the mooring equipment is capitalized and depreciated over the initial lease term of the related charter.

Refurbishment costs incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally between two and five years. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.

Useful lives applied in depreciation are as follows:

Vessels	40 to 55 years
Drydocking expenditure	two to five years
Mooring equipment	11 years

Vessel under capital lease

We lease a vessel under an agreement that has been accounted for as a capital lease. Obligation under capital lease is carried at the present value of future minimum lease payments, and the asset balance is amortized on a straight-line basis over the remaining economic useful life of the vessel. Interest expense is calculated at a constant rate over the term of the lease.

Depreciation of the vessel under capital lease is included within depreciation and amortization expense in the statement of operations. The vessel under capital lease is depreciated on a straight-line basis over the vessel's remaining useful economic life, based on a useful life of 40 years. Refurbishment costs and drydocking expenditures incurred in respect of vessel under capital lease is accounted for consistently as that of an owned vessel.

Our capital lease is ‘funded’ via long term cash deposits which closely match the lease liability. Future changes in the lease liability arising from interest rate changes are only partially offset by changes in interest income on the cash deposits, and where differences arise, this is funded by, or released to, available working capital.

Income derived from the sale of subsequently leased assets is deferred and amortized in proportion to the amortization of the leased assets (see note 23). Amortization of deferred income is offset against depreciation and amortization expense in the statement of operations.

Intangible assets

Intangible assets pertain to customer related and contract based assets representing primarily long-term time charter party agreements acquired in connection with the acquisition of certain subsidiaries from Golar. Intangible assets identified are recorded at fair value. Fair value is determined by reference to the discounted amount of expected future cash flows. These intangible assets are amortized over the term of the time charter party agreement and the amortization expense is included in the statement of operations in the depreciation and amortization line item. Impairment testing is performed when events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable.

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value.  When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.
The following table presents the market values and carrying values of certain of our vessels that we have determined to have a market value that is less than their carrying value as of December 31, 2014. However, it should be noted that these vessels have existing operating contracts where the remaining term is significant and the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels. While the market values of these vessels are below their carrying values, no vessel impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

(in thousands of $)

Vessel	2014 Market value(1)	2014 Carrying value

Nusantara Regas Satu	169,000	220,000
Golar Mazo	125,000	154,000
Golar Winter	196,000	248,000
Golar Maria	146,000	202,000

(1) Market values are determined using reference to market comparable values as provided by independent valuators as at December 31, 2014. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

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

Provisions

We, in the ordinary course of business, are subject to various claims, suits and complaints.  Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency was present at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated.  If we have determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.  See Note 26, "Other Commitments and Contingencies" for further discussion.

Derivatives

We use derivatives to reduce market risks associated with our operations. We use interest rate swaps for the management of interest risk exposure. The interest rate swaps effectively convert a portion of our debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal.

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

Fair value measurements

We account for fair value measurements in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

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

Rights and Obligations of Partnership Units

•
Common units. These represent limited partner interests in us. During the subordination period, the common units have preferential dividend and liquidation rights over the subordinated units as described in note 28. Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board). The voting rights of any such common unitholder in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limit except with respect to voting their common units in the election of the four elected directors.

•
Subordinated units. These represent limited partner interests in us. Subordinated units have limited voting rights and most notably are excluded from voting in the election of the elected directors. During the subordination period, the common units have preferential dividend rights to the subordinated units (see note 28). The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with the removal of the General Partner as the general partner. Upon the expiration of the subordination period, the subordinated units will convert into common units and will be subject to the same rights as common units.

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

•
IDRs. The IDRs are non-voting and represent rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved as described in note 28. The General Partner (including Golar Energy) or its affiliates may not transfer all or any part of its IDRs to another person (except to an affiliate of the General Partner or another entity as part of the merger or consolidation of the General Partner with or into another entity or the transfer by the General Partner of all or substantially all of its assets to another entity) prior to March 31, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the General Partner and its affiliates.

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

4. SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2014. Unless otherwise indicated, we own 100% of each subsidiary.

Name	Jurisdiction of Incorporation	Purpose
Golar Partners Operating LLC	Marshall Islands	Holding Company
Golar LNG Holding Corporation	Marshall Islands	Holding Company
Golar Maritime (Asia) Inc.	Republic of Liberia	Holding Company
Oxbow Holdings Inc.	British Virgin Islands	Holding Company
Faraway Maritime Shipping Company (60% ownership)	Republic of Liberia	Owns and operates Golar Mazo
Golar LNG 2215 Corporation	Marshall Islands	Leases Methane Princess
Golar Spirit Corporation	Marshall Islands	Owns Golar Spirit
Golar Freeze Holding Corporation	Marshall Islands	Owns Golar Freeze
Golar 2215 UK Ltd	United Kingdom	Operates Methane Princess
Golar Spirit UK Ltd	United Kingdom	Operates Golar Spirit
Golar Winter UK Ltd	United Kingdom	Operates Golar Winter
Golar Freeze UK Ltd	United Kingdom	Operates Golar Freeze
Golar Servicos de Operacao de Embaracaoes Limited	Brazil	Management Company
Golar Khannur Corporation	Marshall Islands	Holding Company
Golar LNG (Singapore) Pte.Ltd.	Singapore	Holding Company
PT Golar Indonesia*	Indonesia	Owns and operates NR Satu
Golar 2226 UK Ltd	United Kingdom	Operates Golar Grand
Golar LNG 2234 Corporation	Republic of Liberia	Owns and operates Golar Maria
Golar Winter Corporation	Marshall Islands	Owns Golar Winter
Golar Grand Corporation	Marshall Islands	Owns Golar Grand
Golar Hull M2031 Corporation	Marshall Islands	Owns and operates Golar Igloo
__________________________________________
* We hold all of the voting stock and control all of the economic interests in PT Golar Indonesia ("PTGI") pursuant to a Shareholder's Agreement with the other shareholder of PTGI, PT Pesona Sentra Utama ("PT Pesona"). PT Pesona holds the remaining 51% interest in the issued share capital of PTGI.

We consolidated PTGI, which owns the NR Satu, in our consolidated financial statements effective September 28, 2011. PTGI became a VIE and we became its primary beneficiary upon our agreement to acquire all of Golar's interests in certain subsidiaries that own and operate the NR Satu (see note 25(k)) on July 19, 2012. We consolidate PTGI as we hold all of the voting stock and control all of the economic interests in PTGI.

The following table summarizes the balance sheets of PTGI as of December 31, 2014 and 2013:

(in thousands of $)	2014	2013
ASSETS
Cash	17,181	8,225
Restricted cash	10,152	9,980
Vessels and equipment, net*	333,152	354,255
Other assets	13,545	9,056
Total assets	374,030	381,516

LIABILITIES AND EQUITY
Accrued liabilities	6,307	25,020
Current portion of long-term debt	14,300	14,300
Amounts due to related parties	188,323	189,835
Long-term debt	112,100	126,400
Other liabilities	8,693	6,283
Total liabilities	329,723	361,838
Total equity	44,307	19,678
Total liabilities and equity	374,030	381,516

*PTGI recorded the NR Satu at acquisition price when it purchased the vessel from a Golar related party entity. However, as the acquisition of the subsidiaries which own and operate the NR Satu was deemed to be a reorganization of entities under common control, we recorded the NR Satu at historical book values.

Trade creditors of PTGI have no recourse to our general credit.

The long-term debt of PTGI is secured against the NR Satu and has been guaranteed by us.

5. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In February 2013, the Financial Accounting Standards Board ("FASB") issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, including debt arrangements, other contractual obligations and settled litigation and judicial rulings. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendment did not have a material impact on our consolidated financial statements.

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

In July 2013, the FASB amended ASC Topic 815 permitting the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to U.S. Treasury interest rates and the London Interbank Offered Rate. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments shall be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We did not enter into any qualifying new or redesignated hedging relationships after July 17, 2013 up to the date of these consolidated financial statements and the adoption of this guidance did not have a material effect in our consolidated financial statements.

Accounting pronouncements to be adopted

In January 2014, the FASB issued guidance for derivatives and hedging, accounting for certain receive-variable, pay-fixed interest rate swaps - simplified hedge accounting approach. The guidance permits companies to recognize swaps at their settlement value rather than their fair value and to complete formal hedge documentation by the date on which the company’s annual financial statements are available to be issued. Companies can adopt the guidance using a modified retrospective approach or a full retrospective approach. The guidance is effective for annual periods beginning after 15 December 2014 and interim periods within annual periods beginning after 15 December 2015. Early adoption is permitted for any annual or interim period for which the entity’s financial statements have not yet been made available for issuance. Entities may elect the simplified hedge accounting approach for qualifying swaps existing at the date of adoption and new swaps. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2014, the FASB issued guidance that amends the definition of a discontinued operation and requires entities to provide additional disclosures about disposal transactions. The revised guidance will change how entities identify and disclose information about disposal transactions. The guidance is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014, with early adoption permitted. Under the revised standard, a discontinued operation is defined as, (i) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or (ii) an acquired business or nonprofit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued guidance that will supersede virtually all of the existing revenue recognition guidance. The standard is intended to increase comparability across industries and jurisdictions. The single, global revenue recognition model applies to most contracts with customers. Leases, insurance contracts, financial instruments, guarantees and certain non-monetary transactions are excluded from the scope of the guidance. Revenue will be recognized in a manner that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled, subject to certain limitations. The guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is prohibited for companies applying US GAAP. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual period ending after December 15, 2016, and for annual periods and interim period thereafter. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

6. SEGMENTAL INFORMATION

Operating segment, are components for an enterprise of which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, we consider that we operate in one segment, the LNG market. During 2014, our fleet operated under time charters and in particular with seven charterers, Petrobras, Dubai Supply Authority ("DUSUP"), Pertamina, PT Nusantara Regas ("PTNR"), BG Group plc, Eni S.p.A. and Kuwait National Petroleum Company ("KNPC"). Petrobras is a Brazilian energy company. DUSUP is a government entity which is the sole supplier of natural gas to the Emirates.  Pertamina is the state-owned oil and gas company of Indonesia. PTNR is a joint venture company of Pertamina and Perusahaan Gas Negara, an Indonesian company engaged in the transport and distribution of natural gas in Indonesia. BG Group plc is headquartered in the United Kingdom. Eni S.p.A is an integrated energy company headquartered in Italy. KNPC is a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait.

In the years ended December 31, 2014, 2013 and 2012, revenues from each of the following customers accounted for over 10% of our consolidated and combined revenues:

(in thousands of $)	2014		2013		2012
Petrobras	99,976	25%	85,899	26%	92,952	32%
DUSUP	48,392	12%	48,029	15%	48,328	17%
Pertamina	40,004	10%	37,302	11%	37,300	13%
BG Group plc	68,884	17%	66,341	20%	66,148	23%
PTNR	66,345	17%	65,478	20%	41,902	15%
KNPC	43,220	11%	—	—%	—	—%

Geographic segment data
The following geographical data presents our revenues and fixed assets with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG carriers operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries:

Revenues	2014	2013	2012

Brazil	99,976	85,899	92,952
United Arab Emirates	48,392	48,029	48,328
Indonesia	66,345	65,478	41,902
Kuwait	43,220	—	—

Fixed assets	2014	2013

Brazil	392,132	413,967
United Arab Emirates	133,082	142,757
Indonesia	219,610	233,734
Kuwait	281,946	—

7. OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2014	2013	2012
Amortization of deferred financing costs	(3,554)	(5,828)	(1,123)
Financing arrangement fees and other costs	(147)	(2,101)	(411)
Interest expense on un-designated interest rate swaps	(12,163)	(8,188)	(6,609)
Mark-to-market adjustment for interest rate swap derivatives (see note 24)	(5,953)	12,845	1,328
Mark-to-market adjustment for currency swap derivatives (see note 24)	—	(4,839)	7,204
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	677	7,084	(5,602)
Foreign exchange loss on operations	(978)	(634)	(176)
Total	(22,118)	(1,661)	(5,389)

Amortization of deferred financing costs amount to $3.6 million, $5.8 million and $1.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. The higher charge in 2013 included a write-off of deferred charges of $2.7 million relating to the refinancing of the Golar Winter and the Golar Grand in June 2013.

Financing arrangement fees and other costs of $2.1 million in 2013 included $1.2 million of commitment fees in relation to the Golar Partners Operating credit facility.

~~As discussed in note 2, mark-to-market adjustments on interest rate and currency swap derivatives also include an allocation of Golar's mark-to-market adjustments on derivatives entered into by Golar. For the year ended December 31, 2012, the amount allocated to the Partnership was a gain of $0.1 million.~~

8. TAXATION

The components of income tax (credit)/expense are as follows:

(in thousands of $)	2014	2013	2012
Current tax expense (credit):
U.K.	852	(373)	1,888
Indonesia	544	5,047	7,395
Brazil	1,136	779	1,055
Kuwait	1,945	—	—
Total current tax expense	4,477	5,453	10,338
Deferred tax income:
Indonesia	(9,524)	—	—
Amortization of deferred tax benefit on intra-group transfer (Note 2)	—	—	(912)
Total income tax (credit) expense	(5,047)	5,453	9,426

The income taxes for the years ended December 31, 2014, 2013 and 2012 differed from the amount computed by applying the Marshall Islands statutory income tax rate of 0% as follows:

	Year ended December 31,
(In thousands of $)	2014	2013	2012
Income taxes at statutory rate	—	—	—
Effect of carved-out deferred tax benefit on intra-group transfer	—	—	(912)
Effect of change on uncertain tax positions relating to prior year	(5,042)	—	—
Effect of recognition of previously unrecognized deferred tax asset	(9,524)	—	—
Effect of taxable income in various countries	9,519	5,453	10,338
Total tax (credit) expense	(5,047)	5,453	9,426

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

United Kingdom

Current taxation charge of $0.9 million, credit of $0.4 million and charge of $1.9 million for the years ended December 31, 2014, 2013 and 2012, respectively, relates to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the United Kingdom are generated by our UK subsidiary companies and are comprised of revenues from the operation of five of our vessels. The statutory tax rate in the United Kingdom as of December 31, 2014 was 21% and will be reduced to 20% with effect from 1 April 2015.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We did not have any deferred tax assets at December 31, 2014 or 2013.

Brazil

Current taxation charges of $1.1 million, $0.8 million and $1.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, refer to taxation levied on the operations of our Brazilian subsidiary.

Indonesia

Current taxation charges of $0.5 million, $5.0 million and $7.4 million for the years ended December 31, 2014, 2013 and 2012, respectively, refer to taxation levied on the operations of our Indonesian subsidiary. However, the tax exposure in Indonesia is intended to be mitigated by revenue due under the time charter. This tax element of the time charter rate was established at the beginning of the time charter, and shall be adjusted only where there is a change in Indonesian tax laws or the invalidity of certain stipulated tax assumptions.

We record deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net tax benefit for the year ended December 31, 2014 principally related to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current year. The historical foreign net operating losses relating to these positions recognized in the year ended December 31, 2014 was $9.5 million.

Kuwait

Current taxation charges of $1.9 million, $nil and $nil for the years ended December 31, 2014, 2013 and 2012, respectively, relates to taxation levied on our Marshall Island operating company which is deemed a tax resident in Kuwait in connection with our charter with KNPC.

Other jurisdictions

No tax has been levied on income derived from our subsidiaries registered in the Marshall Islands, Liberia and the British Virgin Islands.

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
U.K.	2011
Brazil	2009
Indonesia	2013
Kuwait	2014

Interest and penalties charged to "Income taxes" on our statement of operations amounted to $0.3 million, $0.8 million and $nil for the years ended December 31, 2014, 2013 and 2012 respectively.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

(in thousands of $)	2014	2013
Net operating loss carried forward	9,524	6,070
Gross deferred tax asset	9,524	6,070
Valuation allowance	—	(6,070)
Deferred tax assets, net	9,524	—

Net deferred taxes are classified as follows:

(in thousands of $)	2014	2013
Short-term deferred tax asset	3,085	—
Long-term deferred tax asset	6,439	—
Net deferred tax	9,524	—

As of December 31, 2014, deferred tax assets related to net operating loss ("NOL") carryforwards was $38.1 million, which can be used to offset future taxable income. NOL carryforwards were generated from our Indonesian subsidiary, which includes $1.6 million that will not expire until 2017 and $7.9 million that will expire in 2018, if not utilized.

A reconciliation of deferred tax assets, net is shown below:

(in thousands of $)	2014	2013	2012
Balance at January 1	—	—	—
Additions for tax positions of prior years	13,920	6,070	—
Release of deferred tax asset	(4,396)	—	—
Movement in valuation allowance	—	(6,070)	—
Balance at December 31	9,524	—	—

Deferred tax assets, gross relate to net operating losses carried forward for the NR Satu. The deferred tax asset as of December 31, 2014 solely related to the recognition of certain historical tax positions related to foreign tax net operating losses that due to previous uncertainty as to realization, were not recognized until the current year. Deferred tax assets of $9.5 million, $nil and $nil were recognized in our consolidated and combined carve-out statements of operations for the years ended December 31, 2014, 2013 and 2012, respectively.

There are no potential deferred tax liabilities arising on undistributed earnings within the Partnership. This is because either: (i) no tax would arise on distribution, or: (ii) in the case of PTGI, the Partnership intends to utilise surplus earnings to reduce borrowings, as opposed to making any distribution.

Expiry of net operating losses carried forward relating to the NR Satu is as follows:

(in thousands of $)	Amount	Date of expiry
Net operating losses in 2012	6,335	2017
Net operating losses in 2013	31,761	2018

Uncertainty in tax positions

The Partnership’s Indonesian subsidiary which owns the NR Satu, is a party to an on-going tax examination by the Indonesian tax authorities with regard to its reported taxable operating losses for the year ended December 31, 2013. A tax examination with regard to its 2012 tax returns was concluded in September 2014. Following completion of the tax examination of the 2012 tax returns, we recognized deferred tax assets of $9.5 million for the year ended December 31, 2014.

As of December 31, 2014, $5.3 million of foreign tax operating losses were not recognized due to uncertainty of realization

9. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters as of December 31, 2014, were as follows:

Year ending December 31, (in thousands of $)	Total
2015	380,508
2016	388,234
2017	383,203
2018	253,663
2019	199,393
2020 and later	586,686
Total	2,191,687	(1)
____________________________________
(1) This includes revenues from Golar relating to the Option Agreement entered into in connection with the acquisition of the Golar Grand in November 2012. Prior to February 2015, the Golar Grand operated under a time charter with BG Group which was not extended beyond its initial term and expired in the middle of February 2015. In February 2015, we exercised our option to require Golar to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand.

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

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2014 and 2013 were $2,121.0 million and $1,858.3 million; and $497.5 million and $449.0 million, respectively. For arrangements where operating costs are borne by the charterer on a pass through basis, the pass through of operating costs are reflected in both revenue and expenses.

10.  BUSINESS COMBINATION

We acquired from Golar equity interests in the subsidiaries which own and operate the Golar Igloo and the Golar Maria on March 28, 2014 and February 7, 2013, respectively.

The Board and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price for each transactions. The Conflicts Committee retained a financial advisor to assist the evaluation of each transaction. The details of each transaction are as follows:

	Golar Igloo	Golar Maria
(in thousands of $)	March 28, 2014	February 7, 2013
Purchase consideration (1)	156,001	127,910
Less: Fair value of net assets (liabilities) acquired:
Vessel and equipment	287,542	215,000
Intangible asset	19,099	—
Cash	682	7,981
Fair value of interest rate swap	3,636	(3,096)
Other assets and liabilities	6,312	(2,450)
Long-term debt	(161,270)	(89,525)
Subtotal	(156,001)	(127,910)
Difference between the purchase price and fair value of net assets acquired	—	—
__________________________________________
(1) The purchase consideration comprises the following:

(in thousands of $)	Golar Igloo	Golar Maria
Cash consideration paid to Golar	148,730	125,500
Adjustment for the interest rate swap asset (liability) assumed	3,636	(3,096)
Purchase price adjustments	3,635	5,506
	156,001	127,910

Golar Igloo

On March 28, 2014, we acquired Golar's 100% interest in the company that owns and operates the FSRU, the Golar Igloo pursuant to a Purchase, Sale and Contribution Agreement that we entered into on December 5, 2013. The purchase consideration was $310.0 million less the assumed bank debt of $161.3 million, plus the fair value of the interest rate swap asset of $3.6 million and other purchase price adjustments of $3.6 million. The Golar Igloo was delivered to its current charterer, KNPC, the national oil refining company of Kuwait in March 2014 under a charter expiring in December 2018. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The acquisition of the Golar Igloo was deemed accretive to our distributions.

Revenue and profit contributions

The Golar Igloo contributed revenues of $43.2 million and net income of $22.3 million to the financial results for the period from March 28, 2014 to December 31, 2014.

The table below shows our summarized consolidated pro forma consolidated annual financial information for the year ended December 31, 2014, giving effect to our acquisition of the Golar Igloo as if it had taken place on January 1, 2014.

Unaudited
(in thousands of $, except per unit data)	2014
Revenues	400,209
Net income	184,751
Earnings per unit (basic and diluted):
Common unitholders	$2.56

The Golar Igloo was under construction and not operational during the year ended December 31, 2013. As a result, we have evaluated that had the acquisition been consummated as of January 1, 2013, Golar Igloo's pro forma revenue and net income effect for the year ended December 31, 2013 would be immaterial and thus, have not been presented here.

Golar Maria

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

Revenue and profit contributions

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

11. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2014 and 2013, there was no provision for doubtful accounts. The increase in trade accounts receivable as of December 31, 2014 is due to the invoicing of charterhire revenues relating to the Golar Igloo in arrears as agreed on the time charter party agreement.

12. OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2014	2013
Other receivables	2,174	2,937
Deferred tax asset (see note 8)	3,085	—
Prepaid expenses	2,257	4,089
	7,516	7,026

As of December 31, 2013, included in other receivables was an amount for an indemnification receivable of $2 million. This was settled in December 2014 (see note 26).

13. VESSELS AND EQUIPMENT, NET

(in thousands of $)	2014	2013
Cost	1,952,390	1,665,039
Accumulated depreciation	(451,220)	(383,448)
Net book value	1,501,170	1,281,591

As of December 31, 2014 and 2013, we owned nine and eight vessels, respectively.

The increase in the number of vessels in the year ended December 31, 2014 is due to the acquisition of the Golar Igloo in March 2014 (see note 10).

Drydocking costs of $72.6 million and $68.7 million are included in the vessel cost for December 31, 2014 and 2013, respectively. Accumulated amortization of those costs at December 31, 2014 and 2013 was $27.9 million and $16.6 million, respectively.

Mooring equipment of $38.1 million is included in the cost for December 31, 2014 and 2013. Accumulated depreciation of the mooring equipment at December 31, 2014 and 2013 was $9.6 million and $6.0 million, respectively.

Interest costs capitalized in connection with the conversion of the NR Satu into an FSRU for the years ended December 31, 2014, 2013 and 2012 were $nil, $nil and $1.8 million, respectively.

Depreciation and amortization expense for the years ended December 31, 2014, 2013 and 2012 was $72.6 million, $55.1 million and $35.2 million, respectively.

As of December 31, 2014 and 2013, vessels and equipment with a net book value of $1,501.2 million and $1,281.6 million, respectively, were pledged as security for certain debt facilities (see note 26).

14. VESSEL UNDER CAPITAL LEASE, NET

(in thousands of $)	2014	2013
Cost	168,577	168,492
Accumulated depreciation	(46,324)	(40,799)
Net book value	122,253	127,693

As of December 31, 2014 and 2013, we operated one vessel, the Methane Princess, under capital lease. The lease is in respect of a refinancing transaction undertaken during 2003, as described in note 22.

Drydocking costs of $8.1 million are included in the cost amounts above as of December 31, 2014 and 2013. Accumulated amortization of those costs at December 31, 2014 and 2013 was $2.5 million and $0.9 million, respectively.

Depreciation and amortization expense for vessels under capital leases for the years ended December 31, 2014, 2013 and 2012 was $5.5 million, $11.9 million and $16.6 million, respectively.

15. INTANGIBLE ASSETS, NET

(in thousands of $)	2014	2013
Cost	19,096	—
Accumulated amortization	(3,064)	—
Net book value	16,032	—

The intangible assets pertain to customer related and contract based assets representing primarily the long-term time charter party agreement acquired in connection with the acquisition of the Golar Igloo in March 2014 (see note 10). The intangible asset is amortized over the term of the contract with KNPC of five years. As of December 31, 2014, there was no impairment of intangible assets.

The estimated future amortization for the intangible assets as of December 31, 2014 is as follows:

Year Ending December 31, (in thousands of $)
2015	3,820
2016	3,820
2017	3,820
2018	3,820
2019	752
Total	16,032

16. DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized to other financial items over the life of the debt instrument. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. The deferred charges are comprised of the following amounts:

(in thousands of $)	2014	2013
Debt arrangement fees and other deferred financing charges	23,384	20,677
Accumulated amortization	(10,028)	(6,407)
	13,356	14,270

Amortization expense of deferred charges, for the years ended December 31, 2014, 2013 and 2012 was $3.6 million, $5.8 million and $1.1 million, respectively.

17. RESTRICTED CASH AND SHORT-TERM INVESTMENTS

Our short-term restricted cash and investment balances in respect of our debt and lease obligations are as follows:

(in thousands of $)	2014	2013
Total security lease deposits for lease obligations	5,671	5,639
Restricted cash relating to the Golar Freeze facility (see note 21)	10,008	8,832
Restricted cash relating to the NR Satu facility (see note 21)	10,152	9,980
	25,831	24,451

Restricted cash does not include minimum consolidated cash balances of $30 million required to be maintained as part of the financial covenants in some of our loan facilities, as these amounts are included in "Cash and cash equivalents" (see note 21).

As of December 31, 2014 and 2013, the value of deposits used to obtain letters of credit to secure the obligations for the lease arrangements described in note 22 was $142.5 million and $151.4 million, respectively. These security deposits are referred to in these financial statements as restricted cash. The Methane Princess Lease security deposit earns interest based upon GBP LIBOR.

Our restricted cash balances in respect of our debt and capital lease obligations are as follows:

(in thousands of $)	2014	2013
Methane Princess Lease security deposits	142,513	151,364
Restricted cash relating to the cross currency interest rate swap (see note 24)	9,710	—
Total security deposits for lease obligations	152,223	151,364
Included in short-term restricted cash and short-term investments	(5,671)	(5,639)
Long-term restricted cash	146,552	145,725

18. OTHER NON-CURRENT ASSETS

(in thousands of $)	2014	2013
Mark-to-market interest rate swaps valuation (see note 24)	3,617	5,335
Methane Princess Lease security deposit movements (see note 25(h))	—	4,257
Deferred tax asset (see notes 8 and 12)	6,439	—
Other long-term assets	5,227	5,969
	15,283	15,561

Included within "Other long-term assets" are: (i) capitalized commission expenses and lease incentives incurred in connection with securing the NR Satu time charter amounting to $5.2 million and $6.0 million as of December 31, 2014 and 2013, respectively. These costs are amortized over the term of the NR Satu time charter. Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $0.7 million, $0.7 million and $0.2 million, respectively, which are mainly recognized under the "Voyage and commission expenses" in the statement of operations.

19. ACCRUED EXPENSES

(in thousands of $)	2014	2013
Vessel operating and drydocking expenses	5,762	5,538
Administrative expenses	967	757
Interest expense	7,043	6,273
Provision for tax	7,928	7,520
	21,700	20,088

Provision for tax includes provision for interest and penalties of $1.1 million and $0.8 million as of December 31, 2014 and 2013, respectively.

20. OTHER CURRENT LIABILITIES

(in thousands of $)	2014	2013
Deferred revenue	20,594	17,888
Mark-to-market interest rate swaps valuation (see note 24)	15,222	15,119
Mark-to-market cross currency interest rate swaps valuation (see note 24)	56,639	16,804
Mark-to-market foreign exchange rate swaps valuation (see note 24)	16	—
Deferred credits from capital lease transactions (see note 23)	625	625
Other creditors	6,385	6,609
	99,481	57,045

21. DEBT

(in thousands of $)	2014	2013
Total debt	1,052,532	889,471
Less: Short-term debt due to related parties	(20,000)	—
Less: Current portion of long-term debt due to third parties	(124,221)	(156,363)
Long-term debt	908,311	733,108

Our outstanding debt as of December 31, 2014 is repayable as follows:

Year Ending December 31, (in thousands of $)
2015	144,221
2016	87,989
2017	262,439
2018	393,906
2019	44,122
2020 and thereafter	119,855
Total	1,052,532

Excluding the high-yield bonds, our debt is denominated in U.S. dollars and bears interest at fixed or floating rates at a weighted average interest rate for the years ended December 31, 2014 and 2013 of 2.90% and 3.37%, respectively.

At December 31, 2014, the maturity dates for our debt were as follows:

(in thousands of $)	2014	2013	Maturity date
Golar LNG revolving credit facility (see note 25 (i))	20,000	—	2015
Golar Maria facility	79,525	84,525	2018*
High-yield bonds	174,450	214,100	2017
Golar LNG Partners credit facility	203,500	160,500	2018
Golar Partners Operating credit facility	235,000	215,000	2018
Golar Freeze facility	59,107	74,646	2018**
NR Satu facility	126,400	140,700	2020
Golar Igloo debt	154,550	—	2019/2026***
	1,052,532	889,471
__________________________________________

* A final balloon payment is due on the facility in December 2015. In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (see "Golar Maria Facility" below).
**The Commercial Loan facility tranche matures in June 2015. In April 2015, we obtained a signed term sheet from certain lenders to refinance the Commercial Loan facility tranche (see "Golar Freeze Facility" below) . The Exportfinans Loan facility tranche matures in June 2018.
***The Kexim and K-sure tranches have a term of twelve years from the date of draw down and the Commercial tranche has a term of five years from the date of draw down.

Golar Maria Facility

The Golar Maria facility was assumed by us upon the acquisition of the company that owns and operates the vessel from Golar in February 2013. The amount originally drawn down under the facility was $120 million, but the balance outstanding under the facility at the date of acquisition was $89.5 million. The facility is secured against the Golar Maria. In December 2014, we accepted an offer from the incumbent lenders to extend the Golar Maria facility for up to 12 months from its original maturity of December 2014. In December 2014, we entered into a supplemental deed with the incumbent lenders which amended the existing loan agreement. The amended deed provided for the release of World Shipholding Ltd. and other related companies indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of certain members of his immediate family, as guarantors to the facility and amended certain terms mainly extending the Golar Maria facility for up to 12 months from its original maturity of December 2014. In connection with the extension, the margin on LIBOR on this facility was increased from 0.95% to 1.65%. The facility is repayable in quarterly installments with a final balloon payment of $75.8 million due in December 2015. As of December 31, 2014, we had $79.5 million of borrowings outstanding under the Golar Maria facility.

In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (which matures in December 2015) and the commercial loan tranche of the Golar Freeze facility (which matures in June 2015). The entry into the new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will be effective prior to the maturity date of the Golar Maria facility or the commercial loan tranche of the Golar Freeze facility. Based on the term sheet, we expect that the facility will be a senior secured amortizing term loan and revolving credit facility in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the vessels, the Golar Maria and the Golar Freeze, of which $120 million is a binding commitment. We expect that the facility will be divided into a term loan facility and a revolving credit facility. We expect that the term loan will in an amount equal to the lower of $150 million or 50% of the combined fair market value of the vessels and will be repaid in 12 quarterly installments of $3 million plus a balloon payment of $114 million. We expect that the revolving credit facility will be in an amount equal to the lower of $30 million or 10% of the combined fair market value of the vessels. The revolving credit facility will be available for drawing on a full revolving basis from drawdown of the term loan, up to three months prior to the final maturity date, in minimum amount of $5 million. All amounts outstanding are subject to repayment by the final maturity date, which we expect will be in June 2018. We therefore classified the $73.5 million outstanding loan under the Golar Maria credit facility, under long-term debt in our consolidated balance sheet.

High-yield Bonds

In October 2012, we completed the issuance of NOK 1,300 million senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds at the time of issuance is equivalent to approximately $227 million. The bonds bear interest at three months NIBOR plus a margin of 5.20% payable quarterly. All interest and principal payments on the bonds were swapped into U.S. dollars including fixing interest payments at 6.485%. The net proceeds from the bonds were used primarily to repay the $222.3 million 6.75% loan due October 2014 from Golar that was utilized to purchase the Golar Freeze (Golar LNG Vendor Financing Loan - Golar Freeze). The bonds were listed on the Oslo Bors ASA in December 2012. As of December 31, 2014, the U.S. dollar equivalent of the principal amount is $174.5 million.

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

The revolving credit facility accrued floating interest at a rate per annum equal to LIBOR plus a margin of 1.15% until November 2014. The margin on LIBOR was changed to 1.34% in November 2014 due to a change in covenant requirements. The initial draw down amounted to $250 million in November 2008. The total amount outstanding at the time of refinancing, in respect of the two vessels’ facilities was $202.3 million. The revolving credit facility is a reducing facility which decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017. As of December 31, 2013, we had an undrawn $65 million available to us under this revolving credit facility, which we drew down in March 2014. Accordingly, as of December 31, 2014, we have no ability to draw additional amounts under this facility. The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date. As of December 31, 2014, $203.5 million was outstanding on the revolving credit facility.

Golar Partners Operating Credit Facility

In June 2013, we refinanced existing lease financing arrangements in respect of two vessels, the Golar Winter and the Golar Grand, and entered into a new five year, $275 million loan facility with a banking consortium. The loan facility is split into two tranches, a $225 million term loan facility and a $50 million revolving credit facility which matures in June 2018. In December 2014, we drew down $40 million on the revolving credit facility. As of December 31, 2014, we had an undrawn balance of $10 million available to us under this revolving credit facility. The loan facility is secured against the Golar Winter and the Golar Grand and is repayable in quarterly installments with a final balloon payment of $130 million payable in July 2018. The loan facility and the revolving credit facility bear interest at LIBOR plus a margin of 3% together with a commitment fee of 1.2% on any undrawn portion of the facility. As of December 31, 2014, we had $235.0 million of borrowings outstanding under the Golar Partners Operating credit facility.

Golar Freeze Facility

We assumed the Golar Freeze facility pursuant to the purchase of the Golar Freeze from Golar, in October 2011. The amount originally drawn down under the facility in June 2010 was $125 million. The amount outstanding under the facility at the time we assumed the debt was approximately $108.0 million.  The Golar Freeze facility is secured against the Golar Freeze. The facility is with a syndicate of banks and financial institutions and bears interest at LIBOR plus a margin of 3%. The facility is split into two tranches, the commercial loan facility and the Exportfinans loan facility. The Exportfinans loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment due in June 2018. The Golar Freeze facility requires certain balances to be held on deposit during the period of the loan (see note 17). The commercial loan facility tranche matures in May 2015 and the Exportfinans loan facility tranche matures in 2018.

Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015 which is presented under current debt. As of December 31, 2014, we had $59.1 million of borrowings outstanding under the Golar Freeze facility.

In April 2015, we obtained a signed term sheet from certain lenders to refinance the Golar Maria credit facility (which matures in December 2015) and the commercial loan tranche of the Golar Freeze facility (which matures in June 2015). The entry into the new credit agreement to refinance the Golar Maria credit facility and the commercial loan tranche of the Golar Freeze facility is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of certain conditions ordinarily contained in these types of credit agreements. We cannot assure you that such proposed new credit agreement will be executed or that it will become effective prior to the maturity date of the Golar Maria credit facility or the commercial loan tranche of the Golar Freeze facility. Based on the term sheet, we expect that the facility will be a senior secured amortizing term loan and revolving credit facility in an amount equal to the lesser of $180 million or 60% of the combined fair market value of the vessels, the Golar Maria and the Golar Freeze, of which $120 million is a binding commitment. We expect that the facility will be divided to a term loan facility and a revolving credit facility. We expect that the term loan will be in an amount equal to the lesser of $150 million or 50% of the combined fair market value of the vessels and will be repaid in 12 quarterly installments of $3 million plus a balloon payment of $114 million. We expect that the revolving credit facility will be equal to the lower of $30 million or 10% of the combined fair market value of the vessels. The revolving credit facility will be available for drawing on a full revolving basis from drawdown of the term loan, up to three months prior to the final maturity date, in a minimum amount of $5 million. All amounts outstanding will be subject to repayment by the final maturity date, which we expect will be June 30, 2018. We therefore classified $34.8 million due under the commercial lo

NR Satu Facility

In December 2012, PTGI, the company that owns and operates the FSRU, NR Satu, entered into a seven year secured loan facility. The total facility amount is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin of 3.5% together with a commitment fee of 1.4% on any undrawn portion of the facility. PTGI drew down $155 million on the term loan facility in December 2012. As of December 31, 2014, we had an undrawn balance of $20 million available to us under the revolving facility. The loan is payable on a quarterly basis with a final balloon payment of $52.5 million payable in March 2020. The NR Satu facility requires certain balances to be held on deposit during the period of the loan (see note 17). As of December 31, 2014, we had $126.4 million of borrowings outstanding under this facility.

Golar Igloo Debt

The Golar Igloo debt originally formed part of Golar's $1.125 billion facility to fund eight of its newbuildings. The portion of the debt secured against the Golar Igloo was assumed by us upon our acquisition of the vessel from Golar in March 2014. The amount drawn down under the original facility and the balance outstanding at the date of acquisition was $161.3 million. The Golar Igloo debt bears interest at LIBOR plus a margin. The debt is divided into three tranches, with the following general terms, in line with the original facility:

Tranche	Proportion of debt	Term of loan	Repayment terms	Margin on LIBOR
K-Sure	40%	12 years	Semi-annual installments	2.10%
KEXIM	40%	12 years	Semi-annual installments	2.75%
Commercial	20%	5 years	Semi-annual installments, unpaid balance to be refinanced after 5 years	2.75%

The K-Sure Tranche, is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). The commercial tranche is funded by a syndicate of banks and is for a term of five years from the date of drawdown with a final balloon payment of $20.2 million due in February 2019. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche. As of December 31, 2014, we had $154.6 million of borrowings outstanding under the facility.

As of December 31, 2014, the margins we pay under our loan agreements are above LIBOR at a fixed or floating rate ranging from 1.34% to 3.50%. The margin related to our high-yield bond is 5.20% above NIBOR.

Debt and lease restrictions

Our loan debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Our various debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include equity ratio covenants, working capital ratios, net debt to EBITDA ratios and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $30 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in most of our and Golar's loan and lease agreements.

22. CAPITAL LEASES

(in thousands of $)	2014	2013
Total obligations under capital leases	150,997	159,008

As of December 31, 2014 and 2013, we operated one vessel under capital lease.

The leasing transaction, which occurred in August 2003, was in relation to the newbuilding, the Methane Princess. We novated the Methane Princess newbuilding contract prior to completion of construction and leased the vessel from the same financial institution in the United Kingdom (“The Methane Princess Lease”).  The lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit. Our obligation to the lessor under the Methane Princess Lease is secured by a letter of credit (“LC”) provided by other banks. Details of the security deposit provided by us to the bank providing the LC are given in note 17.

As of December 31, 2014, we are committed to make quarterly minimum capital lease payments (including interest), as follows:

Year ending December 31, (in thousands of $)	Methane Princess Lease
2015	7,579
2016	7,866
2017	8,163
2018	8,489
2019	8,814
2020 and thereafter	163,895
Total minimum lease payments	204,806
Less: Imputed interest	(53,809)
Present value of minimum lease payments	150,997

The Methane Princess Lease liability continues to increase until 2018 and thereafter decreases over the period to 2033, which is the end of the primary term of the lease. The interest element of the lease rentals is accrued at a floating rate based upon British Pound (GBP) LIBOR.

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

23. OTHER LONG-TERM LIABILITIES

(in thousands of $)	2014	2013
Deferred credits from capital lease transactions	17,281	17,904

Deferred credits from capital lease transactions

(in thousands of $)	2014	2013
Deferred credits from capital lease transactions	24,691	24,691
Less: Accumulated amortization	(6,785)	(6,162)
	17,906	18,529
Short-term (see note 20)	625	625
Long-term	17,281	17,904
	17,906	18,529

In connection with the Methane Princess Lease (see note 22), we recorded an amount representing the difference between the net cash proceeds received upon sale of the vessel and the present value of the minimum lease payments. The amortization of the deferred credit for the year is offset against depreciation and amortization expense in the statement of operations. The deferred credits represent the upfront benefits derived from undertaking finance in the form of a UK lease. The deferred credits are amortized over the remaining estimated useful economic life of the Methane Princess on a straight-line basis.

Amortization for each of the years ended December 31, 2014, 2013 and 2012 was $0.6 million.

24. FINANCIAL INSTRUMENTS

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

We have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Instrument (in thousands of $)	Year End	Notional Amount	Maturity Dates			Fixed Interest Rate
Interest rate swaps:
Receiving floating, pay fixed	December 31, 2014	919,130	2015	to	2020	0.92%	to	2.96%
Receiving floating, pay fixed	December 31, 2013	997,607	2014	to	2020	0.92%	to	5.04%

During the year ended December 31, 2014, in connection with the acquisition of the Golar Igloo in March 2014, we assumed Golar Igloo's bank debt and the related interest rate swap with a notional value of $100 million. Interest rate swaps with a notional value of $130 million expired during the year ended December 31, 2014.

As of December 31, 2014 and 2013 the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $919.1 million and $997.6 million, respectively.

The effect of cash flow hedging relationships relating to interest rate swap agreements on the statements of operations is as follows:

Derivatives designated as hedging instruments		Effective portion gain/(loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
(in thousands of $)	Location	2014	2013	2012	2014	2013	2012
Interest rate swaps	Other financial items, net	(1,339)	775	—	(1,210)	1,015	(409)

The effect of cash flow hedging relationships relating to interest rate swap agreements excluding the cross currency interest rate swap on the other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2014	2013	2012
Interest rate swaps	492	5,515	1,113

As of December 31, 2014 and 2013, our accumulated other comprehensive income included $3.4 million and $1.6 million of unrealized gains, respectively, on interest rate swap agreements excluding the cross currency interest rate swap designated as cash flow hedges.

The amounts reclassified from accumulated other comprehensive income (loss) to "Other financial items, net" for the years ended December 31, 2014, 2013 and 2012 were $1.3 million loss, $0.8 million gain and $nil, respectively.

As of December 31, 2014, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

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

A net foreign exchange gain of $0.7 million, $2.3 million and $1.6 million arose in the years ended December 31, 2014, 2013 and 2012, respectively. The net foreign exchange gain of $0.7 million arose in the year ended December 31, 2014 as a result of the $0.7 million gain (2013: $7.1 million gain) on the retranslation of our capital lease obligations and the cash deposits securing those obligations offset by $nil (2013: $4.8 million loss) on the mark-to-market valuation on the Golar Winter currency swap. This swap was terminated and cash settled in June 2013 in connection with the termination of the Golar Winter lease.

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

As of December 31, 2014, we have the following foreign currency forward contract:.

	Notional Amount			Average forward
Instrument (in thousands)	Receiving in foreign currency	Pay in USD	Maturity Date	rate USD foreign currency
Currency rate swaps:
Singapore dollars	563	441	2015	1.276

As of December 31, 2013, we had no foreign currency forward contract.

Cross currency interest rate swap

As of December 31, 2014 and 2013, the details of our cross currency interest rate swap are as follows:

	Interest rate element		Currency element
			Notional Amount			Average forward rate USD foreign currency
Instrument (in thousands)	Notional Amount	Fixed Interest Rate	Receiving in Norwegian Kroner	Pay in USD	Maturity Date
Cross currency interest rate swap	227,193	6.485%	1,300,000	227,193	2017	5.722

As described in note 21, we issued NOK denominated senior unsecured bonds. In order to hedge our exposure, we entered into a non-amortizing cross currency interest rate swap agreement. The swap hedges both the full redemption amount of the NOK obligation and the related quarterly interest payments. We designated the cross currency interest rate swap as a cash flow hedge. Accordingly, the net loss recognized in accumulated other comprehensive income is as follows:

Derivatives designated as hedging instruments	Amount of gain/ (loss) recognized in OCI on derivative (effective portion)
(in thousands of $)	2014	2013	2012
Cross currency interest rate swap	(184)	1,080	(5,063)

As of December 31, 2014 and 2013, our accumulated other comprehensive income included $4.2 million and $4.0 million of unrealized losses, respectively, on the cross currency interest rate swap designated as a cash flow hedge. There has been no ineffectiveness in any of the years presented.

The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged item affects earnings. As of December 31, 2014, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

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

Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments at December 31, 2014 and 2013 are as follows:

(in thousands of $)	Fair Value Hierarchy(1)	2014 Carrying Value	2014 Fair Value	2013 Carrying Value	2013 Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	98,998	98,998	103,100	103,100
Restricted cash and short-term investments	Level 1	172,383	172,383	170,176	170,176
Short-term debt due to related party	Level 3	20,000	20,000	—	—
High-yield bonds(1)	Level 1	174,450	173,578	214,100	221,166
Long-term debt—floating(2)	Level 2	858,082	858,082	675,371	675,371
Obligations under capital leases(2)	Level 2	150,997	150,997	159,008	159,008
Derivatives:
Interest rate swaps asset(3)(4)	Level 2	3,617	3,617	5,335	5,335
Interest rate swaps liability(3)(4)	Level 2	15,222	15,222	15,119	15,119
Cross currency interest rate swap liability(3)(5)	Level 2	56,639	56,639	16,804	16,804
Foreign currency swaps liability(3)	Level 2	16	16	—	—
__________________________________________

(1)
This pertains to high-yield bonds with a carrying value of $174.5 million as of December 31, 2014 which is included under long-term debt on the balance sheet. The fair value of the high-yield bonds as of December 31, 2014 was $173.6 million (2013: $221.2 million), which represents 99.5% (2013: 103.3%) of its face value.

(2)	Our debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

(3)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(4)
The fair value/carrying value of interest rate swap agreements (excluding the cross currency interest rate swap described in footnote 5) that qualify and are designated as cash flow hedges as of December 31, 2014 and 2013 was $2.0 million (with a notional amount of $211.6 million) and $3.5 million (with a notional amount of $287.1 million), respectively. The expected maturity of these interest rate agreements is from May 2015 to March 2018.

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

The carrying values of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short maturity of these instruments.

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

The carrying value of short-term debt due to related party refers to our revolving credit facility with Golar. The carrying amount of this debt approximates its fair value because of the short maturity of this instrument.

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

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2014 and 2013 would be adjusted as detailed in the following table:

	December 31, 2014			December 31, 2013
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	3,617	(1,831)	1,786	5,335	—	5,335
Total liability derivatives	15,222	(1,831)	13,391	15,119	—	15,119

The cross currency interest rate swap has a credit support arrangement that requires us to provide cash collateral in the event that the market valuation drops below a certain level. Valuation has fallen below this level and a cash collateral amounting to $9.7 million has been provided as of December 31, 2014 (see note 17).

The fair value measurement of an asset or a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position. A credit valuation adjustment of $3.2 million (2013: $nil) was recognized for the year ended December 31, 2014 in relation to our cross-currency swap.

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

During the year ended December 31, 2014, seven customers accounted for all of our revenues. These revenues and associated accounts receivable are derived from two time charters with BG Group plc, one time charter with Pertamina, one time charter with DUSUP, two time charters with Petrobras, one time charter with PTNR, one time charter with Eni S.p.A. and one time charter with KNPC. We consider the credit risk of BG Group plc, Petrobras, DUSUP, PTNR, Eni S.p.A and KNPC to be low. Pertamina is a state enterprise of the Republic of Indonesia. Credit risk is mitigated by the long-term contract with Pertamina being payable monthly in advance and further, the gas sales contracts are with the Chinese Petroleum Corporation, our joint venture partner in the Golar Mazo.

During the years ended December 31, 2014, 2013 and 2012, Petrobras accounted for at least 25% of gross revenue (see note 6). Details of revenues derived from each customer for the years ended December 31, 2014, 2013 and 2012 are found in note 6.

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

Net expenses from related parties:

(in thousands of $)	2014	2013	2012
Transactions with Golar and affiliates:
Management and administrative services fees (a)	2,877	2,569	2,876
Ship management fees (b)	7,746	6,701	4,222
Interest expense on high-yield bonds (c)	—	1,972	575
Interest expense on Golar LNG vendor financing loan - Golar Freeze (d)	—	—	11,921
Interest expense on Golar LNG vendor financing loan - NR Satu (e)	—	—	4,737
Interest expense on Golar Energy loan (f)	—	—	829
Total	10,623	11,242	25,160

Receivables (payables) from related parties:

As of December 31, 2014 and 2013, balances with related parties consisted of the following:

(in thousands of $)	2014	2013
Trading balances due to Golar and affiliates (g)	(13,337)	(5,989)
Methane Princess Lease security deposit movements (h)	3,486	4,257
Short-term loan due to Golar (i)	(20,000)	—
	(29,851)	(1,732)
__________________________________________

(a) Management and administrative services agreement - On March 30, 2011, we entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to us certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. We may terminate the agreement by providing 120 days' written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to us for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. We may terminate these agreements by providing 30 days' written notice.

(c) High-yield bonds - In October 2012, we completed the issuance of NOK1,300 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227 million at the time of issuance. Of this amount, NOK200 million (2012: approximately $35.0 million) was held by Golar until their disposal in November 2013 (see note 21).

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

(g) Trading balances - Primarily relate to unpaid fees and expenses for management and administrative services and vessel management services performed by Golar and its affiliates. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business.

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

(i) $20 million revolving credit facility - On April 13, 2011, we entered into a $20 million revolving credit facility with Golar.  The facility matures in June 2015 and is unsecured and interest-free. In March 2014, we drew down $20 million from the facility. As of December 31, 2014, we have an outstanding balance of $20 million under this facility.

(j)  Dividends to China Petroleum Corporation - During the years ended December 31, 2014, 2013 and 2012, Faraway Maritime Shipping Co., which is 60% owned by us and 40% owned by China Petroleum Corporation ("CPC"), paid total dividends to CPC of $13.7 million, $10.6 million and $1.8 million, respectively.

(k) Acquisitions from Golar - We acquired from Golar equity interests in certain subsidiaries which own or lease and operate the NR Satu, the Golar Grand, the Golar Maria and the Golar Igloo. The acquisition of the first two vessels were concluded between entities under common control and, thus, the net assets acquired were recorded at historic book value. The acquisition of the Golar Maria and the Golar Igloo were accounted for as a business combination (see note 10).

Our Board of Directors ("the Board") and the Conflicts Committee of the Board (the "Conflicts Committee") approved the purchase price and vendor financing loan (where applicable) for each transaction. The Conflicts Committee retained a financial advisors, to assist with its evaluation of the transaction.

NR Satu

On July 19, 2012, we acquired Golar’s equity interests in certain subsidiaries which own and operate the NR Satu. The purchase consideration was $385 million for the vessel and working capital adjustments of $3.0 million, resulting in total purchase consideration of approximately $388 million of which $230 million was financed from the proceeds of the July 2012 equity offering and $155 million in the form of the Golar LNG vendor financing loan, further described in paragraph (e) above.

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

Golar Maria and the Golar Igloo

In February 2013 and March 2014, we acquired Golar's 100% interest in the companies that own and operate the Golar Maria and the Golar Igloo, respectively. The details of the transactions are omitted from the table above, as these were accounted for as business combinations (see note 10).

(l) Payment due under Omnibus Agreement - During the years ended December 31, 2014 and 2013, we incurred expenses of $nil and $3.3 million, respectively, which was indemnified by Golar as part of the Omnibus agreement.

(m) Dividends to Golar - Since our IPO in April 2011, we have declared and paid quarterly distributions totaling $61.3 million, $63.7 million and $47.3 million to Golar for each of the years ended December 31, 2014, 2013 and 2012, respectively.

Golar Grand option

In connection with the acquisition of the Golar Grand in November 2012, we entered into an Option Agreement with Golar. Under the Option Agreement, we had an option to require Golar to enter into a new time charter with Golar as charterer until October 2017, if the original charterer did not renew or extend the existing charter after the initial term (which expired in February 2015). The charterer did not extend the charter. Accordingly, in February 2015, we exercised our option to require Golar to charter the vessel through to October 2017 at approximately 75% of the hire rate that would have been payable by the charterer, representing an approximate 25% loss of daily revenue to us with respect to the Golar Grand.

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

Acquisition of Golar Freeze and NR Satu

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on October 19, 2011 and July 19, 2012, Golar has agreed to extend the above indemnifications to include any liabilities relating to the Golar Freeze and the NR Satu. Accordingly, as of December 31, 2014, Golar indemnified us $0.5 million in relation to a claim related to the NR Satu (see note 26).

Acquisition of the Golar Maria and the Golar Igloo

Under the Purchase, Sale and Contribution Agreement entered into between Golar and us on February 7, 2013 and March 28, 2014 in relation to the Golar Maria and the Golar Igloo, respectively, Golar has agreed to indemnify us against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to us to the extent arising prior to the time they were contributed or sold and to the extent that we notify Golar within five years of the date of the agreements.

Additionally, any losses, suffered or incurred by us as a result of any offhire time and repair costs due to delays in the mobilization of the Golar Igloo will be indemnified by Golar.

26. OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2014	2013
Book value of vessels and equipment secured against long-term loans and capital leases	1,623,423	1,409,284

Other contractual commitments and contingencies

Insurance

We insure the legal liability risks for our shipping activities with Gard and Skuld, which are mutual protection and indemnity associations. As a member of a mutual association, we have inquired to the associations based on our claims record in addition to the claims records of all other members of the association. A contingent liability exists to the extent that the claims records of the members of the association in the aggregate show significant deterioration, which results in additional calls on the members.

Tax lease benefits

The benefits under lease financings are derived primarily from tax depreciation assumed to be available to lessors as a result of their investment in the vessels. If that tax depreciation ultimately proves not to be available to the lessors, or is recovered from the lessor as a result of adverse tax rate changes or rulings, or in the event we terminate one or more of our leases, we would be required to return all or a portion of, or in certain circumstances significantly more than the upfront cash benefits that we received, together with fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors. As of December 31, 2014, we have one remaining UK tax lease (relating to the Methane Princess). A termination of this lease would realize the accrued currency gain or loss recorded against the lease liability, net of the restricted cash. As of December 31, 2014, there was a net accrued gain of approximately $0.4 million.

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

PT Golar Indonesia, our subsidiary that is both the owner and operator of the NR Satu, was notified of a claim that may be filed against it by PT Rekayasa, a subcontractor of the charterer, PT Nusantara Regas, claiming that we and our subcontractor caused damage to the pipeline in connection with the FSRU conversion of the NR Satu and the related mooring. We entered into compromise settlement discussions with the other parties which concluded in December 2014. The compromise settlement amount of $3.0 million was paid in December 2014, of which we recovered $2.5 million from our subcontractor who was also a party to these settlement discussions.  As part of the disposal of the NR Satu in July 2012 by Golar, Golar has agreed to indemnify us against any non-recoverable losses arising from actions prior to the disposal. As of December 31, 2014, we have recorded a receivable of $0.5 million from Golar in relation to this indemnity for our non-recoverable losses.

27. EQUITY ISSUANCES

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
_________________________________________
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

The following table shows the movement in the number of common units, subordinated units and general partner units during the years ended December 31, 2014 and 2013:

(in units)	Common Units	Subordinated Units	GP Units
December 31, 2012	36,246,149	15,949,831	1,065,225
January 2013 offerings	4,316,947	—	88,101
December 2013 offerings	5,100,000	—	104,082
December 31, 2013 and 2014	45,663,096	15,949,831	1,257,408

In January 2015, 7,170,000 of our common units representing limited partner interests in the Partnership held by Golar were sold to the public in a secondary offering (see note 29).

28. EARNINGS PER UNIT AND CASH DISTRIBUTIONS

Earnings per unit have been calculated in accordance with the distribution guidelines set forth in the Partnership agreement and are determined by adjusting net income for the period by distributions made or to be made in relation to the period irrespective of the declaration and payment dates. The calculations of basic and diluted earnings per unit are presented below:

(in thousands of $ except unit and per unit data)	2014	2013	2012
Net income attributable to general partner and limited partner interests	174,154	141,296	116,418
Less: Dropdown Predecessor net income	—	—	(28,015)
Less: distributions paid (1)	(143,450)	(127,260)	(87,072)
Under distributed earnings	30,704	14,036	1,331
Under distributed earnings attributable to:
Common unit holders	13,347	6,649	1,304
Weighted average units outstanding (basic and diluted) (in thousands):
Common units	45,663	40,417	27,441
Earnings per unit (basic and diluted):
Common unit holders	2.47	2.31	2.08
Cash distributions declared and paid in the period per unit (2):	2.14	2.05	1.78
Subsequent event: Cash distributions declared and paid per unit relating to the period (3)	0.56	0.52	0.50
__________________________________________
(1)       This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the quarter end date. This also includes cash distributions to IDR holders for the years ended December 31, 2014, 2013 and 2012 of $6.3 million, $4.9 million and $nil, respectively.
(2) Refers to cash distributions declared and paid during the period.
(3) Refers to cash distributions declared and paid subsequent to the period end.

As of December 31, 2014, of our total number of units outstanding, 59% (2013: 59%) were held by the public and the remaining units were held by Golar (including the general partner units representing a 2% interest).

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

The General Partner’s, common unit holders’ and subordinated unit holder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by our board of directors to provide for the proper conduct of our business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner and Golar Energy (both subsidiaries of Golar) are currently entitled to incentive distributions if the amount we distribute to unit holders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

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

29.  SUBSEQUENT EVENTS

In January 2015, we completed our acquisition of interests in the companies that own and operate the FSRU, the Golar Eskimo (see note 30).

In January 2015, we closed a secondary offering of 7,170,000 shares of our common units representing limited partner interests in the Partnership held by Golar at a price to the public of $29.90 per unit. Following the offering, Golar’s stake in us was reduced from 41% to 30%. We did not receive any proceeds from the sale of common shares by Golar and the number of common units outstanding will remain unchanged.

On February 24, 2015, Mr. Hans Petter Aas and Mr. Bart Veldhuizen resigned from our board of directors. To fill the vacancies for their respective remaining terms, Mr. Andrew Whalley and Mr. Alf Thorkildsen, were appointed by the remaining directors elected by our common unitholders. In addition, Mr. Doug Arnell (the ex-CEO of Golar Management Limited), was appointed to our board by our general partner.

In February 2015, we paid a cash distribution of $0.5625 per unit in respect of the three months ended December 31, 2014.

In February 2015, we exercised the option to require Golar to charter Golar Grand with us until October 2017 as BG Group plc did not renew or extend the existing charter. See note 25 - Golar Grand Option.

In April 2015, we obtained a signed term sheet from certain lenders in an amount equal to the lesser of $180 million or 60% of the combined fair market values of the Golar Maria and the Golar Freeze (of which $120 million is a binding commitment), to refinance the Golar Maria credit facility (which expires in December 2015) and the commercial loan tranche of the Golar Freeze credit facility (which expires in June 2015). The entry into the new credit agreement to refinance these facilities is subject to the negotiation and execution of a definitive credit agreement and the satisfaction of conditions ordinarily contained in these types of credit agreements. There is no assurance that such proposed new credit agreement will be executed or that it will be effective prior to the maturity of our debt that matures in 2015. We expect that the proposed new credit facility will be split into two tranches, a $150 million term loan facility and a $30 million revolving credit facility. We expect that the term loan facility in the new credit facility will be payable in quarterly installments of $3 million with a balloon payment due at maturity, which is expected to be in June 2018.

On April 27, 2015, we declared a cash distribution of $0.5775 per unit in respect of the three months ended March 31, 2015, payable on May 14, 2015, to unitholders of record as of May 7, 2015.

In April 2015, our $20 million revolving credit facility with Golar was extended until June 2015.

30.  ACQUISITION AFTER BALANCE SHEET DATE

In January 2015, we acquired Golar's 100% interest in the companies that own and operate the Golar Eskimo pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar on December 15, 2014. The purchase consideration was $390.0 million for the vessel (including charter) less the assumed bank debt of $162.8 million and other purchase price adjustments. The Golar Eskimo was delivered to Golar in December 2014. We expect the Golar Eskimo to commence her service under a ten-year time charter with the Government of the Hashemite Kingdom of Jordan in the second quarter of 2015.

In January 2015, in connection with the purchase of the Golar Eskimo, we entered into a financing loan agreement with Golar for an amount of $220 million. The facility is unsecured and accrues interest at a rate per annum equal to LIBOR plus margin ranging from 2.10% to 2.75%. The loan is non-amortizing with a final balloon payment of $220 million due in December 2016.

We entered into an agreement with Golar pursuant to which Golar will pay to us an aggregate amount of $22.0 million in six equal monthly installments starting in January 2015 and ending in June 2015 for the right to use the FSRU.  In return, we will remit to Golar any hire payments actually received with respect to the vessel during this period and, at Golar's request, charter the vessel to a third party prior to the earlier of the commencement of hire payments from Jordan under the Golar Eskimo Time Charter and June 30, 2015.

We accounted for the acquisition of the Golar Eskimo as a business combination. The purchase price of the acquisition has been allocated to the identifiable assets acquired. We are in the process of finalizing the accounting for the acquisition and amounts shown below are provisional. Additional business combination disclosures will be presented in our next available interim report.

The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The provisional fair values allocated to each class of identifiable assets of the Golar Eskimo and the difference between the purchase price and net assets acquired was calculated as follows:

(in thousands of $)			January 20, 2015
Purchase consideration		(1)	227,200
Less: Fair value of net assets (liabilities) acquired:
Vessel including allocation to charter (if applicable)	390,000
Long-term debt	(162,800)
Others	—	(2)
Subtotal			(227,200)
Difference between the purchase price and fair value of net assets acquired			—
_________________________________________
(1) This includes the purchase consideration for the vessel less the fair value of the assumed bank debt but excludes any working capital adjustments which will be available upon finalization of the results of the Golar Eskimo for the first quarter of 2015.
(2) This information will be available upon finalization of the results of the Golar Eskimo for the first quarter of 2015.

The Golar Eskimo was delivered to Golar on December 22, 2014 and was under construction and not operational before its delivery. As a result, we have evaluated that had the acquisition been consummated as of January 1, 2014, Golar Eskimo's pro forma revenue and net income effect for the year ended December 31, 2014 would be immaterial and thus, have not been presented here.