Form 20-F
period 2015-12-31
GOLAR LNG LTD
filed 2016-05-02
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

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

93,546,663 Common Shares, par $1.00, per share

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, ship values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs, our ability to obtain financing for such conversions on acceptable terms or at all,

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which our vessels operate;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or Golar Partners;

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or GoFLNG;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," " Golar," "Golar LNG," "we," "us," and "our" all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References in this Annual Report to "Golar Wilhelmsen" or "GWM" refer to Golar Wilhelmsen Management AS, a company that until September 2015 was jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS. From September 4, 2015, GWM became our wholly owned subsidiary and subsequently changed its name to Golar Management Norway AS, or GMN. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to our affiliate Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statement of operations data for each of the years in the three-year period ended December 31, 2015 and the balance sheet data as of December 31, 2015 and 2014 from our audited Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2013, 2012 and 2011 has been derived from audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Statement of Operations Data: (1)
Total operating revenues	102,674	106,155	99,828	410,345	299,848
Vessel operating expenses	56,347	49,570	43,750	86,672	62,872
Depreciation and amortization	73,732	49,811	36,871	85,524	70,286
Total operating expenses	234,604	146,488	118,332	207,562	173,379
Gain on disposals to Golar Partners	102,884	43,783	65,619	—	—
Operating (loss) income	(35,902)	(1,620)	47,115	202,756	121,031
Total other non-operating income	12,513	27,484	27,605	857,929	541
Net financial expenses (income)	174,619	87,852	(41,768)	42,868	53,102
(Loss) income before equity in net earnings (losses) of affiliates, income taxes and non-controlling interests	(198,008)	(61,988)	116,488	1,017,817	68,470
Net (loss) income	(178,501)	(41,466)	135,713	1,014,443	68,275
Net (loss) income attributable to the shareholders	(197,659)	(43,121)	135,713	971,303	46,650
(Loss) earnings per common share
- basic (2)	(2.12)	(0.50)	1.69	12.09	0.62
- diluted (2)	(2.12)	(0.50)	1.59	11.66	0.62
Cash dividends declared and paid per common share	1.35	1.80	1.35	1.93	1.13
Weighted average number of shares – basic (2) (in thousands)	93,357	87,013	80,530	80,324	74,707
Weighted average number of shares – diluted (2) (in thousands)	93,357	87,013	80,911	84,243	75,033
Balance Sheet Data (as of end of year):
Cash and cash equivalents	105,235	191,410	125,347	424,714	66,913
Restricted cash and short-term receivables (3)	228,202	74,162	23,432	1,551	28,012
Assets held-for-sale	269,459	284,955	—	—	—
Long-term restricted cash (3)	180,361	425	3,111	—	185,270
Investments in affiliates	313,021	335,372	350,918	367,656	22,529
Cost method investments	204,172	204,172	204,172	198,524	7,347
Newbuildings	13,561	344,543	767,525	435,859	190,100
Asset under development	501,022	345,205	—	—	—
Vessels and equipment, net	2,336,144	1,648,888	811,715	573,615	1,203,003
Vessels under capital lease, net	—	—	—	—	501,904
Total assets	4,307,588	3,991,993	2,665,221	2,414,399	2,232,634
Current portion of long-term debt	501,618	116,431	30,784	14,400	64,306
Liabilities held-for-sale	203,638	164,401	—	—	—
Long-term debt (including debt due to a related party)	1,376,443	1,264,356	686,244	490,506	707,243
Long-term obligations under capital leases	—	—	—	—	399,934
Stockholders' equity	1,894,339	2,282,507	1,804,137	1,764,319	677,765
Common shares outstanding (2) (in thousands)	93,547	93,415	80,580	80,504	80,237

	2015	2014	2013	2012	2011
Cash Flow Data (1):
Net cash (used in) provided by operating activities	(344,649)	24,873	67,722	233,810	116,608
Net cash used in investing activities	(255,956)	(1,429,270)	(533,067)	(290,700)	(298,644)
Net cash provided by financing activities	514,430	1,470,460	165,978	414,691	84,232
Fleet Data (unaudited)
Number of vessels at end of year	17	13	7	6	12
Average number of vessels during year	14.0	8.8	5.5	12.6	12
Average age of vessels (years)	9.7	10.8	18.7	25.4	18.8
Total calendar days for fleet	5,647	2,133	2,012	4,615	4,380
Total operating days for fleet (4)	4,481	2,059	1,501	3,684	3,255
Other Financial Data (unaudited):
Average daily time charter equivalent earnings, or TCE (5) (to the closest $100)	$14,900	$33,100	$38,300	$94,200	$87,700
Average daily vessel operating costs (6)	$11,783	$23,240	$21,745	$18,780	$14,354

Footnotes

(1) From the initial public offering of our former subsidiary, Golar Partners, in April 2011, or the IPO, until the time of the first annual general meeting of unitholders of Golar Partners, or the AGM, on December 13, 2012, pursuant to the partnership agreement of Golar Partners, we retained the sole power to appoint, remove and replace all of the members of the Partnership's board of directors. Accordingly, Golar Partners was treated as our controlled subsidiary and Golar Partners' results were consolidated with the results of the Company. From the first AGM held by Golar Partners, the majority of the Partnership's board members became electable by the common unitholders, and from such date, we no longer retain the power to control the board of directors and hence the Partnership and accordingly, we deconsolidated Golar Partners and its subsidiaries from our consolidated financial statements. As a result, from December 13, 2012, Golar Partners has been considered our affiliate entity. The deconsolidation of Golar Partners resulted in a gain of $854 million recognized in 2012.

A summary of the key significant changes in our financial results, as a consequence of the deconsolidation, include:

•	A decrease in operating income and individual line items therein, in relation to Golar Partner’s fleet; and

•	A decrease in net financial expense in respect of Golar Partner’s debt and capital lease obligations, net of restricted cash deposits.

Offset by recognition of:

•	Gains on disposals to Golar Partners;

•	Management fee income from the provision of services to Golar Partners under each of the management and administrative services and the fleet management agreements;

•	Dividend income in respect of our interests in common units, general partner interests (during the subordination period) and incentive distribution rights, or IDRs, of Golar Partners; and

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

(2) Basic earnings per share are calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding. Treasury shares are not included in this calculation. The calculation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(3) Restricted cash and short-term receivables consist of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap line facilities, bid or performance bonds for projects we may enter.

(4) The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(5) Non-U.S. GAAP Financial Measure: Time charter equivalent, or TCE, rate is a measure of the average daily performance of a vessel. This is calculated by dividing time and voyage charter revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE rate.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Time and voyage charter revenues	90,127	95,399	90,558	409,593	299,848
Voyage expenses*	(23,434)	(27,340)	(14,259)	(9,853)	(6,042)
	66,693	68,059	76,299	399,740	293,806
Calendar days less scheduled off-hire days	4,481	2,059	1,994	4,245	3,352
Average daily TCE rate (to the closest $100)	14,900	33,100	38,300	94,200	87,700

* The TCE calculation in 2015 excludes charter-hire expenses, which arose on the charter back of the Golar Eskimo and the Golar Grand.

(6) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. Calendar days exclude those from vessels chartered in where the vessel operating costs are borne by the legal owner, and those of vessels undergoing conversion.

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

Risks Related to Our Company

We cannot guarantee that our GoFLNG vessel contract negotiations will progress favorably or our expansion into the FLNG market will be profitable.

We have entered into agreements with Perenco Cameroon, or Perenco, Societe Nationale de Hydrocarbures, or SNH, and the Republic of Cameroon related to a floating liquefied natural gas export project offshore Kribi, Cameroon that is expected to employ the converted Hilli. Under the terms of the agreements, the converted Hilli is scheduled to provide liquefaction services to the export project beginning sometime in 2017 for an initial term of 8 years. However, given the complex nature of the project and the new and highly technical nature of the GoFLNG vessel conversion process, we cannot assure you that the project will commence production in the second quarter of 2017 as planned, that the employment for the converted Hilli will begin in 2017 at the level of production we anticipate, or at all, or that this initial venture for us into the FLNG market will be profitable.

We continue to market our other GoFLNG vessels to several prospective customers. For example, in connection with these efforts we have entered into a heads of agreement with Ophir Energy Plc, or Ophir, regarding a potential project in Equatorial Guinea, but we cannot assure that this project will ultimately proceed as planned or employ any of our GoFLNG vessels. Our aim is to find strong strategic partners that have an interest in utilizing one or more of our GoFLNG vessels to produce LNG from specific defined gas reserves prior to the delivery of each vessel. It is uncertain however that strategic partnerships can be concluded in this timeframe. This mismatch significantly increases the risks of our GoFLNG vessel conversion projects. If we are unable to reach vessel employment agreements for our GoFLNG vessels on terms that are favorable to us to produce LNG from specific defined gas reserves prior to the delivery of each vessel, it may have an adverse effect on our financial condition.

Any agreement we enter into with respect to our FLNGs are or will be subject to significant conditions, which, if not satisfied, or waived by the customer, may result in termination of the agreement, prior to or after employment commences, in which case we may not realize any revenues under such agreements.  We can provide no assurance that any of our FLNGs will be able to commence employment or realize any revenues, which could have a material adverse effect on our results of operations and financial condition.

Completion of our GoFLNG vessel conversion projects and FSRU newbuildings will be dependent on our obtaining additional financing.

As of December 31, 2015, we have capitalized costs of $501.0 million, $41.0 million, and $nil in relation to the Hilli, Gimi, and Gandria conversions, respectively. We are committed to make approximately $680.5 million aggregate additional payments to complete the Hilli conversion. We have options to terminate the conversion contracts for the Gimi and the Gandria until December 31, 2016 for a set termination fee. In addition, as of December 31, 2015, we have made $12.4 million in payments for our one committed FSRU newbuilding, and we are committed to make approximately $235.1 million in aggregate additional payments.

In September 2015, in connection with the conversion of the Hilli to a GoFLNG vessel, we entered into agreements with a subsidiary of CSSC (Hong Kong) Shipping Co. Ltd., or CSSCL, for a pre-delivery credit facility and a post-delivery sale and leaseback financing, or the CSSCL Finance Leasing Arrangement. The financing structure should fund up to 80% of the project cost and will be split into two phases. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion, and the second phase is triggered upon the delivery of the converted Hilli from Singapore’s Keppel Shipyard Limited, or Keppel, and the satisfaction of certain additional performance milestones and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate $960 million. We expect the CSSCL Finance Leasing Arrangement will cover the remainder of the conversion and commissioning costs for the Hilli, but additional costs may arise.

We expect that the total estimated conversion and fully commissioned cost for the Gimi will be approximately $1.2 billion. We will be required to make approximately $1.2 billion in aggregate additional payments for the completion of such conversion and commissioning, subject to our termination option.

We expect that the total estimated conversion and fully commissioned cost for the Gandria will be approximately $1.5 billion. We will be required to make approximately $1.5 billion in aggregate additional payments for the completion of such conversion and commissioning, subject to our termination option.

While we believe we will be able to arrange financing as necessary for the remaining payments due for the Gimi and the Gandria conversions and commissioning and the one committed FSRU newbuilding, to the extent we do not timely obtain necessary financing, the completion of the conversions and newbuilding could be delayed or we could suffer financial loss, including the loss of all or a portion of the payments we had made to Keppel or Samsung and, in certain circumstances, any deficiencies if the shipyards are not able to recover their costs from the sale of the vessels.

If there are substantial delays or cost overruns in completing any of our GoFLNG vessel conversions or if the converted GoFLNG vessels do not meet certain performance requirements, our earnings and financial condition could suffer.

The Hilli will be the world’s first LNG carrier to have been retrofitted for GoFLNG service. Due to the new and highly technical process for each our GoFLNG vessel conversions, each of our GoFLNG conversion projects is subject to risks that could negatively affect our earnings and financial condition, including risk of delays or cost overruns. For example, the highly technical work is only capable of being performed by a limited number of contractors. Accordingly, a change of contractors for any reason would likely result in higher costs and a significant delay to our delivery schedules. In addition, given the novelty of our GoFLNG conversion projects, the completion of retrofitting our vessels as GoFLNG vessels is generally subject to risks of significant cost overruns. As well, if the shipyard is unable to deliver any converted GoFLNG vessel on time, we might be unable to perform related charters. Any substantial delay in the conversion of any of our vessels into GoFLNG vessels could mean we will not be able to satisfy potential employment. To date, there are no delays on the progress of the Hilli conversion.

Furthermore, if any of our GoFLNG vessels, once converted, is not able to meet certain performance requirements or perform as intended, we may have to accept reduced charter rates. Alternatively, it may not be possible to charter the converted GoFLNG vessel at all, which would have a significant negative impact on our cash flows and earnings.

If there is a delay or default by a shipyard or if a shipyard does not meet certain performance requirements, our earnings and financial condition could suffer.

We have entered into agreements with Keppel and Black & Veatch Corporation, or Black & Veatch, for the conversion of three of our oldest LNG carriers, the Hilli, the Gimi and the Gandria into FLNGs. We also have a newbuilding commitment for the construction of one FSRU, scheduled to be delivered in 2017, with Samsung. In the event the shipyards do not perform under the contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investments, which would have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, the conversions and newbuilding are subject to the risk of delay or default by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyards, bankruptcy of or other financial crisis involving the shipyards, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessel and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessel, we may not have substantial remedies. Failure to convert, construct or deliver the vessels by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

For periods when vessels are in lay-up or being converted, total vessel revenues will be lower.

Four of our vessels are currently in lay-up and one undergoing conversion to a FLNG. The Hilli and the Gandria were placed into lay-up in April 2013, the Gimi in January 2014 and, more recently, the Golar Grand and the Golar Viking in December 2015. However, the Hilli entered the Keppel shipyard in September 2014 and commenced her retrofitting to a FLNG. Both the Gimi and the Gandria are currently in lay-up but have been designated for use in our FLNG conversion projects pending lodgment of their final notices to proceed. We will receive no revenues on account of vessels which are in lay-up or being converted.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

FLNGs require a technically skilled officer staff with specialized training. If we are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels particularly as we take delivery of our converted GoFLNG vessels. A material decrease in the supply of technically skilled officers or an inability to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations.

We may not be able to obtain financing, to meet our obligations as they fall due, to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future GoFLNG vessel and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities or complete sales of our interests in our vessel owning subsidiaries operating under long-term charters to Golar Partners. Our ability to use cash from operations, obtain bank financing, access the capital markets for any future debt or equity offerings or complete sales to Golar Partners may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for dividend distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters could limit our ability to fund our growth and capital expenditures. The issuance of additional equity securities would dilute your equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our convertible bonds are due to mature in March 2017. We currently have not secured committed financing to satisfy our obligations under these bonds. Similarly, as of April 2016, we had $216.5 million in remaining yard installments relating to the construction of our FSRU newbuild scheduled for delivery in the fourth quarter of 2017. We are currently progressing discussions with various financial institutions to explore our financing options with respect to both the bonds and the newbuilding obligations. While we believe, we will be able secure financing to satisfy these obligations and construction commitments as they fall due, to the extent we do not obtain necessary financing on time, this could have a material adverse effect on our business, results of operation, financial condition and ability to make cash dividends, including a delay in the completion of the FSRU newbuilding. For information concerning our future financing plans, see Item.5 "Operating and Financial Review and Prospects, Liquidity and Capital Resources - Liquidity and Cash Requirements."

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

Our principal currency for our operations and financing is the U.S. dollar. We generate the majority of our revenues in the U.S. dollar. Apart from the U.S. dollar, we incur a portion of capital, operating and administrative expenses in multiple currencies.

Due to a portion of our expenses being incurred in currencies other than the U.S. dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, the British Pound, and the Norwegian Kroner, which could affect the amount of net income that we report in future periods. We use financial derivatives to hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders. In addition, because of the presence of cross-default provisions in certain of our and Golar Partners’ financing agreements that cover both us and Golar Partners, a default by us or Golar Partners could lead to multiple defaults in our agreements.

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

Our loan agreements and lease financing arrangements also require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current portion of long-term debt), minimum levels of stockholders’ equity and maximum loan amounts to value. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements, which, unless waived by our lenders, could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business.

Moreover, in connection with any waivers and/or amendments to our loan and lease agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan and lease agreements. These restrictions may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Because of the presence of cross-default provisions in certain of our and Golar Partners’ loan and lease agreements that cover both us and Golar Partners, a default by us or Golar Partners under a loan or lease agreement and the refusal of any one lender or lessor to grant or extend a waiver could result in the acceleration of our indebtedness under our other loan and lease agreements even if our or Golar Partners’ other lenders or lessors have waived covenant defaults under the respective agreements. A cross-default provision means that if we or Golar Partners default on one loan or lease, we would then default on our other loans containing a cross-default provision.

In April 2016, we received a waiver relating to our requirement to comply with the financial covenant contained in our $1.125 billion facility relating specifically to the financing of the Golar Seal and the Golar Celsius. The covenant requires that on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained. Subsequent to the year end, pursuant to the refinancing of the Golar Seal facility, this covenant is no longer applicable, and in relation to the Golar Celsius, the requisite cash deposit was made such that we were in compliance with this covenant. Except for this covenant, we were in compliance with all our covenants under our various loan agreements.

Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2015, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $1.4 billion and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.42.

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

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2015, we had total outstanding short and long-term debt of approximately $1.9 billion, of which approximately $1.1 billion was exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2015, we have interest rate swaps with a notional amount of approximately $1.3 billion representing approximately 109.5% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In the future, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Our consolidated lessor variable interest entities, or VIEs may enter into different financing arrangements, which could affect our financial results.

By virtue of the sale and leaseback transactions we have entered into with certain entities of chinese financial institutions that are determined to be VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate these VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. In consolidating these lessor VIEs, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. For additional detail refer to note 4 "Variable Interest Entities" to our Consolidated Financial Statements included herein. As of December 31, 2015, we consolidated lessor VIEs in connection with the lease financing transactions for five of our vessels. For descriptions of our current financing arrangements including those of our lessor VIEs, please read "Item 5. Operating and Financial

Review and Prospects-B. Liquidity and Capital Resources-Borrowing Activities." The funding arrangements negotiated by these lessor VIEs could adversely affect our financial results.

Exposure to equity price risk in our shares could adversely affect our financial results.

As a result of holding an equity swap (or total return swap) in our own securities, as of April 27, 2016, we are exposed to the movement in our share price in respect of 3.0 million shares under the equity swap. Should the price of our shares fall materially below the level at which the shares were acquired, the equity swap mark-to-market valuations could adversely affect our results. In addition, the equity swap has a credit arrangement, whereby we are required to provide cash collateral equal to 20% of the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2015, cash collateral of $92.8 million has been provided. If the share price continues to decline further, the cash collateral requirements could adversely affect our liquidity and financial position.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012, is no longer consolidated with our financial results, and our investment is subject to the risks related to Golar Partners’ respective business.

As of December 31, 2015, we had an ownership interest of 30.7% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the IDRs. The aggregate carrying value of our investments in Golar Partners as of December 31, 2015 was $529.9 million, which represents our total interests in the common, subordinated and general partner units and the IDRs. We account for our interests in the subordinated units under the equity method, the common units as available-for-sale securities and the general partner units and IDRs as cost-method investments. The common units of Golar Partners are listed on the NASDAQ Global Market, which as of December 31, 2015 was $13.38. The estimated fair value of our investments in Golar Partners is calculated with reference to the quoted price of the common units, with adjustments made to reflect the different rights associated with each class of investment. If the price of the common units continues to declines, such that the fair value of our investments in Golar Partners remains below carrying value, and determined to be due to other than temporary reasons, we would be required to recognize future impairment charges that may have a material adverse effect on our results of operations in the period that the impairment charges are recognized.

In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $52.1 million for the year ended December 31, 2015. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $10.5 million for the year ended December 31, 2015.

The value of our investment, the income generated from our investment and the management fee income is subject to a variety of risks, including the risks related to Golar Partners’ business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of April 27, 2016, Golar Partners had a fleet of ten vessels which we manage under the management agreements referred to above, that operate under medium to long-term charters with a concentrated number of charterers that include BG Group, Petrobras, Dubai Supply Authority, PT Nusantara Regas, Eni S.p.A, The Government of Hashemite Kingdom of Jordan and KNPC. Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, or under certain operational circumstances, a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

We operate the majority of our vessels, through the Cool Pool, in the spot/short-term charter market, which is subject to volatility. Failure by the Cool Pool to find profitable employment for these vessels could adversely affect our operations.

As of April 27, 2016, we had ten LNG carriers operating in the spot market within the Cool Pool. Please see "Item 4. Information on the Company - Cool Pool" for further detail. The spot market refers to charters for periods of up to twelve months. Spot/short-term charters expose the Cool Pool to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable in the spot market are uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.

If the Cool Pool is unable to find profitable employment or re-deploy ours or any of the other Cool Pool participants' vessels, we will not receive any revenues from the Cool Pool, but we may be required to pay expenses necessary to maintain that vessel in proper operating condition. A sustained decline in charter or spot rates or a failure by the Cool Pool to successfully charter its participating vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

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

•
construction management experience, including, (i) relationships with shipyards and the ability to get suitable berths and (ii) the ability to obtain on-time delivery of new FSRUs and LNG carriers according to customer specifications;

•	willingness to accept operational risks pursuant to a charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we and the Cool Pool do. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the FSRU market and LNG transportation market. This increased competition may cause greater price competition for time charters. As a result of these factors, we and the Cool Pool may be unable to expand our relationships with existing customers or obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions.

An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses and drydock capital expenditures depend on a variety of factors, including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are operating under voyage charters, are idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter. If costs rise, they could materially and adversely affect our results of operations.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

Significant demands are placed on our management as a result of our growth. As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control. In addition, the provision of management services to our publicly traded affiliate, Golar Partners, and the supervision of the conversion of LNG carriers to GoFLNG vessels has increased the complexity of our business and placed additional demands on our management. Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

As our fleet grows in size, we may need to improve our operations and financial systems and recruit additional staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected.

We have entered into agreements for the conversion of three of our oldest LNG carriers, the Hilli, the Gimi and the Gandria, into FLNGs. We also have a newbuilding commitment for the construction of one FSRU, scheduled to be delivered in 2017. As a result, we may have to invest in upgrading our operating and financial systems. In addition, we may have to recruit well‑qualified seafarers and shoreside administrative and management personnel. We may not be able to hire suitable employees to the extent we continue to expand our fleet. Our vessels require technically skilled staff with specialized training. If we are unable to find and employ such technically skilled staff, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or we are unable to recruit suitable employees, our results of operation and may be adversely affected.

We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter in the future, contracts, charter contracts, newbuilding contracts, vessel conversion contracts, credit facilities with banks, sale and leaseback contracts, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The current and future state of the global financial markets and current economic conditions may adversely impact our ability to obtain new financing or to refinance our existing debt portfolio on terms acceptable to us or could cause us to recognize losses, which would negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Compared to the middle of the prior decade, operating businesses in the global economy face tighter availability of credit and weaker demand for goods and services. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to grow our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If the global economic environment does not improve or declines further, we may be negatively affected in the following ways:

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

Currently, we rely primarily on the revenues generated from our or our affiliates LNG carriers and FSRUs, proceeds from sales of FSRUs on long-term time charters to Golar Partners and cash distributions from Golar Partners. Due to the lack of diversification in our lines of business, an adverse development in our LNG carrier and FSRU business, in the LNG industry or in the offshore energy infrastructure industry generally would have a significant impact on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties and other litigation that arises in the ordinary course of our business. Although we always intend to defend such matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition. Please read "Item 8 Financial Information-Legal Proceedings and Claims."

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease. In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities, or HMRC, with regard to the initial tax basis of these transactions or in relation to our 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position.

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease, albeit following the deconsolidation of Golar Partners in 2012 the capital lease obligation is no longer included within our consolidated balance sheet. However, by virtue of certain indemnity provisions under certain agreements with Golar Partners, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess lease and termination thereof. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of an unrelated tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the six UK tax leases, or in relation to our 2010 lease restructurings, or in the event of an early termination of the remaining Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position. We could be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financings, including the 2010 or subsequent termination restructurings. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees). Please refer to Note 35. Other Commitments and Contingencies - UK tax lease benefits, of our consolidated financial statements contained herein.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the UK Bribery Act. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In order to effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. All of these activities may involve interaction by our agents with government officials. Even though some of our agents or partners may not themselves be subject to the FCPA, the UK Bribery Act, or other anti-bribery laws to which we may be subject, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operations.

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

If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends. Further, any such environmental accident or the total loss of any of our vessels could harm our reputation as a safe and reliable LNG Carrier and FSRU owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Our results of operations and financial condition depend on demand for LNG, LNG carriers, FSRUs and FLNGs.

Our business strategy focuses on expansion in the LNG shipping sector, the floating storage and regasification sector and the floating liquefaction sector. While global LNG demand has continued to rise, the rate of its growth has fluctuated for several reasons, including the global economic downturn and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new and expanded LNG projects, including liquefaction projects. Accordingly, our results of operations and financial condition depend on continued world and regional demand for LNG, LNG carriers, FSRUs and FLNGs, which could be negatively affected by a number of factors, including but not limited to:

•	price and availability of natural gas, crude oil and petroleum products;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas;

•
decreases in the cost of, or increases in the demand for, conventional land-based regasification and liquefaction systems, which could occur if providers or users of regasification or liquefaction services seek greater economies of scale than FSRUs or FLNGs can provide, or if the economic, regulatory or political challenges associated with land-based activities improve;

•	further development of, or decreases in the cost of, alternative technologies for vessel-based LNG regasification or liquefaction;

•
increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier, conventional land-based regasification or liquefaction system, or FSRU or FLNG;

•	a significant increase in the number of LNG carriers, FSRUs or FLNGs available, whether by a reduction in the scrapping of existing vessels or the increase in construction of vessels;

•
infrastructure constraints such as delays in the construction of export or liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism; and

•	availability of new, alternative energy sources, including compressed natural gas.

Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our vessels, which could materially adversely affect our results of operations and financial condition.

In 2015, global crude oil prices were very volatile and declined significantly. The decline in oil prices since late 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG shipping and regasification over the next few years. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating liquefaction, storage and regasification, or disrupt the supply of LNG, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG production, liquefaction or regasification facility, FSRU or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification.

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

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Any of these factors may result in protracted reduced consumption of natural gas and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

LNG trade increased by around 1.6% from 246 million tonnes per annum, or mtpa, in 2014 to 250 mtpa in 2015. This growth was less than expected following delays to the start-up of LNG related projects in Australia, continuing delays to the restart of an LNG project in Angola and an LNG export facility in Yemen being taken offline as a result of geopolitical issues. Future growth in LNG trade, and therefore requirements for LNG liquefaction, shipping and regasification, is highly uncertain and could fall if no major export projects are sanctioned over the coming years. In the event that we have not secured long-term charters for the vessels in our fleet, a reduction in LNG trade could have an adverse effect on our ability to secure future term charters at acceptable rates.

Changes in the supply of and demand for vessel capacity may lead to a reduction in charter hire rates and profitability for FSRUs and LNG carriers.

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, and loss of tonnage as a result of casualties. Hire rates for LNG carriers, and to a lesser extent FSRUs, may fluctuate over time as a result of changes in the supply-demand balance relating to current and future capacity of FSRUs and LNG carriers. This supply-demand relationship largely depends on a number of factors outside our control, such as world natural gas prices and energy markets. A substantial or extended decline in natural gas prices could adversely affect our or the Cool Pool’s ability to charter or recharter vessels at acceptable rates or our ability to acquire and profitably operate new FSRUs or LNG carriers. Hire rates for FSRUs and LNG carriers correlate to the price of newbuilding FSRUs and LNG carriers. If rates are lower when we or the Cool Pool are seeking a new charter, our earnings and ability to make distributions to our shareholders will suffer. While we currently believe that there is demand for additional tonnage in the near-term, an over-supply of vessel capacity combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates. If such a reduction continues in the future, upon the expiration or termination of our vessels’ current charters, we or the Cool Pool may only be able to re-charter vessels at reduced or unprofitable rates or we or the Cool Pool may not be able to charter vessels at all, which would have a material adverse effect on our revenues and profitability.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss and, if these values are higher when we are attempting to acquire vessels, we may not be able to acquire vessels at attractive prices.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ agreement. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. When vessel values are low, we may not be able to dispose of vessels at a reasonable price when we wish to sell vessels, and conversely, when vessel values are elevated, we may not be able to acquire additional vessels at attractive prices when we wish to acquire additional vessels, which could adversely affect our business, results of operations, cash flow, financial condition and ability to make distributions to shareholders. Please refer to “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Vessel Market Values" for further information.

The market for LNG transportation and regasification services is competitive and we may not be able to compete successfully, which would adversely affect our earnings.

The market for LNG transportation and regasification services in which we operate is competitive, especially with respect to the negotiation of long-term charters. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Furthermore, new competitors with greater resources could enter the market for LNG carriers or FSRUs and operate larger fleets through consolidations, acquisitions or the purchase of new vessels, and may be able to offer lower charter rates and more modern fleets. If we are not able to compete successfully, our earnings could be adversely affected. Competition may also prevent us from achieving our goal of profitably expanding into other areas of the LNG industry.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

LNG facilities, shipyards, vessels (including FSRUs and conventional LNG carriers), pipelines and gas fields could be targets of future terrorist attacks. Terrorist attacks, war or other events beyond our control that adversely affect the production, liquefaction, storage, transportation or regasification of LNG to be shipped or processed by us could entitle our customers to terminate our charters, which would harm our cash flow and our business. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility, FSRU or LNG carrier did occur, the incident could adversely affect construction of additional LNG facilities, FSRUs or FLNGs or the temporary or permanent closing of various LNG facilities or FSRUs currently in operation.

In addition, continuing conflicts and recent developments in Europe, with respect to the Ukraine and Russia, in the Middle East, including Israel, Iraq, Syria and Yemen, and in Africa, including Libya and the areas where Boko Haram operates, such as Nigeria and Cameroon, and the presence of the United States and other armed forces in Afghanistan, Iraq and Syria may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and uncertainty in global financial markets or could impact our operations. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism have also affected vessels trading in regions throughout the world. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, and increasingly in the Gulf of Guinea and Strait of Malacca, with tanker vessels particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our insurance coverage may be insufficient to cover losses that may occur to our property or result from our operations or our insurance costs may increase significantly.

The operation of LNG carriers and FSRUs is inherently risky. Although we carry insurance, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

We may be subject to increased premium payments, or calls, if the value of our claim records or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. None of our vessels made any port calls to Iran in 2015. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to companies such as ours and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia. The U.S. has imposed sanctions against certain designated Russian entities and individuals, or U.S. Russian Sanctions Targets. These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. We are subject to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such sanctions and embargo laws. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our vessels operating in international waters, now or in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the United Nation’s International Maritime Organization, or the IMO, such as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL Convention. In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996 and subsequently amended by the April 2010 Protocol, which is discussed further below.

In addition, national laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. However, some jurisdictions are not a party to an international regime limiting maritime pollution liability, and, therefore, a vessel owner’s or operator’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. These regulations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union, or EU, regulations.

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

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS become effective January 1, 2017.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, U.S. states, the E.U. and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Additionally, a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Crew members, suppliers of goods and services to our vessels, shippers of cargo or other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, such as South Africa, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner under some of our present charters. If the vessel is arrested or detained for as few as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Golar Arctic is certified by Lloyds Register, the Golar Frost and the Golar Bear are certified by the American Bureau of Shipping and all our other vessels are each certified by Det Norske Veritas. The Lloyds Register, American Bureau of Shipping and Det Norske Veritas are all members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class” other than five LNG carriers, of which the Hilli, Gimi and Gandria are layed up and scheduled to be converted by Keppel, and Golar Grand and Golar Viking are in cold lay-up.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the UK Modern Slavery Act 2015, will create additional compliance requirements for companies such as ours. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards

The Modern Slavery Act 2015 requires any commercial organizations that carry on a business or part of a business in the UK which both (i) supply goods or services and (ii) have an annual worldwide turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or state that it has taken no such steps. The Secretary of State may enforce the duty to prepare a slavery and human trafficking statement by means of civil proceedings against the organization concerned.

To the extent that we are found to be non-compliant of the requirements of the UK Modern Slavery Act 2015, whether with or without our knowledge, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

Risks Related to our Common Shares

If we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

In some quarters, our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common stock could decline.

Important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include, but are not limited to:

•	prevailing economic and market conditions in the natural gas and energy markets;

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•	declines in demand for LNG or the services of LNG carriers, FSRUs or FLNGs;

•	increases in the supply of LNG carrier capacity operating in the spot/short-term market or the supply of FSRUs or FLNGs;

•	marine disasters; war, piracy or terrorism; environmental accidents; or inclement weather conditions;

•	mechanical failures or accidents involving any of our vessels; and

•	drydock scheduling and capital expenditures.

 Most of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely.

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Historically, the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our common shares have traded on the Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue. The market price for our common shares has historically fluctuated over a wide range. In 2015, the closing market price of our common shares on Nasdaq ranged from a low of $14.11 on December 17, 2015 to a high of $50.85 per share on June 17, 2015. As of April 27, 2016, the closing market price of our common shares on Nasdaq was $21.41. The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our GoFLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

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

Because we are a Bermuda company, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the exculpation and indemnification of directors and shareholder lawsuits.

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

In addition, under Bermuda law, the directors of a Bermuda company owe their duties to that company and not to the shareholders. Bermuda law does not, generally, permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company or its directors, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. Moreover, class actions and derivative actions are generally not available to shareholders under Bermuda law. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which shareholders may be more familiar and may substantially limit or prohibit a shareholder's ability to bring suit against our directors or in the name of the company. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

It's also worth noting that under Bermuda law, our directors and officers are required to disclose to our board any material interests they have in any contract entered into by our company or any of its subsidiaries with third parties. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with our company or any of its subsidiaries. A director who has disclosed his or her interests in accordance with Bermuda law may participate in any meeting of our board, and may vote on the approval of a material contract, notwithstanding that he or she has a material interest.

Because our offices and most of our assets are outside the United States, our shareholders may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

We, and most of our subsidiaries, are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries'’ assets are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects, such as FLNGs.

As of April 27, 2016, we, together with our affiliate Golar Partners, have a combined fleet of 26 vessels comprised of seven FSRUs and 19 LNG carriers. Of these vessels, the Hilli is currently undergoing conversion into a FLNG, four vessels are in lay-up, including the Gimi and the Gandria, which are scheduled for conversion to FLNGs, and the Golar Tundra is undergoing minor modifications in contemplation of the commencement of a long-term charter. The remaining vessels are either on fixed or spot charters, including ten LNG carriers participating in the LNG carrier pool, the Cool Pool, or are available for employment. In addition, we have one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the fourth quarter of 2017.

We were incorporated as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is 1 (441) 295-4705. Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom and our telephone number at that address is +44 207 063 7900.

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

Since the IPO of Golar Partners, we have sold equity interests in the following six vessels to Golar Partners: the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Eskimo for an aggregate value of $1.9 billion. In addition, in February 2016, we agreed to sell the Golar Tundra to Golar Partners for $330.0 million, which is expected to complete in May 2016. However, once completed, by virtue of the put option within the agreements, we anticipate, for accounting purposes, we will continue to consolidate the Golar Tundra and its associated debt until the charter with WAGL commences, which is expected in the second quarter of 2016. As of April 27, 2016, Golar Partners had a fleet of ten vessels acquired from or contributed by us.

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

Vessel operations - segment

Vessel acquisitions and capital expenditures

Since January 1, 2013, we invested $2.5 billion in our vessels and equipment, and newbuildings. Since January 1, 2013, we have acquired:

•	thirteen newbuildings (ten LNG carriers and three FSRUs), which we had ordered in 2011; and

•	The LNG carrier, the LNG Abuja, which we acquired for $20 million in April 2015. Albeit she was subsequently sold in July 2015.

Newbuilding commitments

In July 2015, we entered into a shipbuilding contract dated July 17, 2015 with Samsung for the construction of one FSRU, expected to be delivered in the last quarter of 2017, for an aggregate purchase price of $247.5 million. Consistent with the contracts for Golar's other Samsung vessels, the contract features a milestone payment schedule with back-ended weighting on the delivery installment. This new vessel will be a sister vessel to the Golar Tundra, with LNG storage of 170,000 cubic meters and a continuous regasification capacity of 500 million standard cubic feet per day. As of April 27, 2016, $216.5 million of the newbuilding installments remain outstanding, which we expect to finance with cash flows from operations, new credit facilities or other financing arrangements, or from securities we may offer in the public and private debt or equity capital markets.

Disposals

Since January 1, 2013, we have entered into the following sale and purchase transactions with Golar Partners:

•
In February 2013, we sold our equity interest in the company that owns and operates the Golar Maria for $215 million, of which $127.9 million was paid in cash and the remainder was paid through the assumption of $89.5 million of the debt associated with the vessel and interest rate swap liability of $3.1 million plus purchase price adjustments of $5.5 million;

•
In March 2014, we sold our interest in the company that owns and operates the FSRU, Golar Igloo for $310 million, of which $156 million was paid in cash and the remainder was paid through the assumption of $161.3 million of debt associated with the vessel, plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.7 million, respectively;

•
In January 2015, we sold our interests in the companies that own and operate the FSRU, Golar Eskimo (including charter) for $388.8 million less the assumed $162.8 million of bank debt plus other purchase price adjustments. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us.

•
In February 2016, we agreed to sell the Golar Tundra for $330 million for the vessel and charter, less the net lease obligations plus other purchase price adjustments. We expect to complete on this transaction in May 2016.

In addition:

•
As discussed above, following the acquisition of the LNG Abuja in April 2015, we subsequently sold her in July 2015 for cash consideration of $19 million, resulting in the recognition of an impairment loss of $1 million.

•
In February 2015, we completed the sale of our LNG carrier, the Golar Viking to a third party for $135.0 million. In connection with the sale, we provided initial bridging finance of $133.0 million plus a revolving credit facility of $5 million. However, due to the acquiree’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia, we agreed to the repossession of the vessel in consideration for extinguishment for the outstanding balances on the loan receivables. Accordingly, we repossessed the vessel in December 2015. Refer to note 9 “Other financial items, net” to the Consolidated Financial Statements contained herein for additional information.

Investments

Since January 1, 2013, we have acquired and divested interests in a number of companies including:

Golar Partners - In January 2015, we completed a secondary offering of 7,170,000 of Golar Partners common units, at a price of $29.90 per unit, generating net proceeds of approximately $207.4 million. In August 2015, our Board of Directors approved a unit purchase program under which we may purchase up to $25 million worth of Golar Partners outstanding units over 12 months. As of April 27, 2016, we have purchased $5.0 million worth of Golar Partners’ units pursuant to this unit purchase program. Accordingly, as of April 27, 2016, we own the following interests in Golar Partners: 1,908,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through our ownership of the general partner) and all of the IDRs. Together, these investments amount to approximately 30.7% of Golar Partners total units outstanding and 100% of the IDRs.

Golar Wilhlemsen - In September 2015, we acquired the remaining 40% interest in GWM from Wilhelmsen Ship Management (Norway) AS, for $0.2 million, making it our wholly owned subsidiary. Golar Management uses the services of GWM to provide the technical, commercial and crew management services both to our and Golar Partners’ vessels. The company was subsequently renamed Golar Management Norway AS, or GMN.

Joint Venture - In June 2015, we announced the intention to form a 50/50 joint venture with Stolt-Nielsen Limited, or Stolt-Nielsen, to pursue opportunities in small-scale LNG production and distribution. The joint venture will draw upon the logistics and small-scale LNG assets controlled by Stolt-Nielsen and the ocean-based LNG midstream assets controlled by us to provide a fully integrated LNG logistics service to consumers of natural gas. Stolt-Nielsen has also made a strategic investment in Golar through open market purchases, representing an ownership stake of approximately, 2.3%.

FLNG – segment

Hilli FLNG conversion

On May 22, 2014, we entered into a Engineering, Procurement and Construction agreement with Keppel for the conversion of the LNG carrier the Hilli to a FLNG. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch. Black & Veatch, will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the GoFLNG topsides and liquefaction process. We also entered into a Tripartite Direct Agreement with Keppel and Black & Veatch, which among other things ensures our ability to enforce all obligations under both the Engineering, Procurement and Construction agreement and the sub-contract. We expect the conversion will be completed and the FLNG delivered in 2017, followed by mobilization to a project site for full commissioning. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion. As of December 31, 2015, the total costs incurred in respect of the Hilli FLNG conversion was $501.0 million.

In connection with the conversion of the Hilli to a FLNG, we recently executed the GoFLNG Hilli facility in September 2015. The GoFLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases; pre-delivery and post-delivery financing. We expect that all remaining conversion and site specific costs will be satisfied by this debt facility. See "Item 5: Operating Review and Financial Review Prospects - Borrowings" for additional detail.

Gimi and Gandria FLNG conversion

In December 2014 and July 2015, we entered into agreements with Keppel and Black & Veatch for the conversion of the Gimi and the Gandria, respectively, to FLNGs. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion. The total estimated conversion, vessel and site commissioning costs, including contingency, is approximately $1.2 billion and $1.5 billion for the Gimi and the Gandria, respectively. As of December 31, 2015, we have made $41.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi. Conversion of each vessel is pending our issuance of our final notice to proceed with the conversions. The conversion agreements include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee and payment for costs already incurred.

As of December 31, 2015, $41.0 million has been invested in the Gimi FLNG conversion and $nil in the Gandria FLNG conversion.

Investments and shareholder agreements
Keppel Shareholder Agreement

In September 2014, our subsidiary, Golar GHK Lessors Limited, or GGHK, entered into a share sale and purchase agreement with KSI Production Pte Ltd, or KSI, a subsidiary of Keppel,pursuant to which KSI purchased from GGHK 10% of the shares in Golar Hilli Corporation, or Hilli Corp, the owner of the Hilli. GGHK and KSI, together with Hilli Corp, have also entered into a shareholders' agreement which governs the relationship between GGHK and KSI with respect to the conduct of the business to be undertaken by Hilli Corp, which includes seeking opportunities, and entering into agreements, with respect to the deployment and use of the Hilli for natural gas liquefaction projects. Under the shareholder’s agreement, Golar appoints the majority of directors and certain strategic decisions are subject to shareholder consent. Hilli Corpmay call for cash from the shareholders for any future funding requirements, and shareholders are required to contribute to such cash calls up to a defined cash call contribution cap (after which funding is discretionary but non-funding results in dilution of the shareholders' interest).

Black and Veatch Agreement

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with Black & Veatch International Company, or 'B&V, a wholly owned subsidiary of Black & Veatch, to sell 1% of the shares of Hilli Corp for $5.0 million.

Tolling Agreement

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

LNG trading – segment

During 2010, Golar established a wholly-owned subsidiary, Golar Commodities, which positioned us in the market for managing and trading LNG cargoes. Golar Commodities activities include structured services to outside customers, the buying and selling of physical cargoes as well as proprietary trading. During the third quarter of 2011 Golar determined that, due to unfavorable market conditions, Golar Commodities would wind down its trading activities until such time as opportunities in this sector improved. Golar Commodities did not enter into any trades during the years ended December 31, 2015 and 2013.

During the first quarter of 2014, we entered into a Purchase and Sales Agreement to buy and sell certain LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation, or KNPC, to facilitate the commissioning of the Golar Igloo, which entered in her long term charter with KNPC in March 2014. The transaction was our only transaction since 2011 when we scaled back our LNG trading activities.

B.      Business Overview

Together with our affiliate, Golar Partners, we are a leading independent owner and operator of LNG carriers and FSRUs. Collectively, our fleet is comprised of 19 LNG carriers and seven FSRUs. As of April 27, 2016, we have one remaining newbuilding commitment for the construction of an FSRU, scheduled to be delivered at the end of 2017, and agreements for the conversion of three LNG carriers, the Hilli, the Gimi and the Gandria to FLNGs, with estimated deliveries between 2017 through to early 2019. Our vessels provide and have provided LNG shipping, storage and regasification services to leading participants in the LNG industry including BG Group plc, ENI S.p.A, Petróleo Brasileiro S.A., or Petrobras, Dubai Supply Authority, PT Pertamina (Pesero)and many others. Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping and FSRU solutions. We believe our customers place their confidence in our shipping, storage and regasification services based on the reliable and safe way we conduct our LNG carrier and FSRU operations.

In line with our ambition to become an integrated LNG midstream asset provider, we are looking to invest in small scale LNG projects and have completed a Front End Engineering and Design, or FEED, study for the conversion of three of our oldest carriers into small to mid-scale floating liquefaction units. The FEED study supported our view that conversion of an old LNG carrier into a FLNG is viable and cost effective. In relation to this, we have entered into definitive contracts with Keppel and Black & Veatch for the conversion of the LNG carriers the Hilli, the Gimi and the Gandria to FLNGs. These developments are complementary to our existing core business, namely LNG shipping and provision of FSRUs, and so we remain firmly committed to growing our fleet by way of our newbuild assets.

As well as growing our core business and pursuing new opportunities along our value chain, we also offer commercial and technical management services for Golar Partners’ fleet. As of April 27, 2016, Golar Partners’ fleet comprised six FSRUs and four LNG carriers (which are included within the combined fleet of 26 vessels described above). Pursuant to a management and services agreement with Golar Partners, we are reimbursed for all of the operating costs in connection with the management of their fleet. In addition, we also receive a management fee equal to 5% of our costs and expenses incurred in connection with the provision of these services.

We intend to maintain our relationship with Golar Partners and pursue mutually beneficial opportunities, which we believe will include the sale of additional assets to Golar Partners to provide funding for our LNG projects as well as continue our growth.

Fleet

Current Fleet

As of April 27, 2016, our current fleet comprises of sixteen LNG carriers (including the Golar Grand which we have chartered back from Golar Partners until October 2017) and one FSRU. In addition, we have a further newbuild commitment for a FSRU which is due for delivery in the fourth quarter of 2017.

The following table lists the LNG carriers and FSRUs in our current fleet including our newbuildings as of April 27, 2016:

Vessel Name	Initial Year of Delivery	Capacity Cubic Metres	Flag	Type	Charterer/ Pool Arrangement	Current Charter/ Pool Expiration	Charter Extension Options

Existing Fleet
Hilli (1)(2)	1975	125,000	MI	Moss	Perenco	n/a	n/a
Gimi (1)(3)	1976	125,000	MI	Moss	n/a	n/a	n/a
Gandria (1)	1977	126,000	MI	Moss	n/a	n/a	n/a
Golar Arctic (4)	2003	140,000	MI	Membrane	New Fortress Energy Transport Partners LLC	2018	n/a
Golar Viking (7)	2005	140,000	MI	Membrane	n/a	n/a	n/a
Golar Seal (5)	2013	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Celsius (5)	2013	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Penguin (5)	2014	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Crystal (5)	2014	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Bear (5)	2014	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Glacier (5)	2014	162,000	MI	Membrane	Cool pool	n/a	n/a
Golar Frost (5)	2014	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Snow (5)	2015	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Ice (5)	2015	160,000	MI	Membrane	Cool pool	n/a	n/a
Golar Kelvin (5)	2015	162,000	MI	Membrane	Cool pool	n/a	n/a
Golar Tundra	2015	170,000	MI	Membrane	West Africa Gas Limited ("WAGL")	2021	Five years

Chartered-in
Golar Grand (6) (7)	2006	145,700	MI	Membrane	n/a	n/a	n/a

Newbuilding
Hull 2189	2017	170,000	MI	Membrane (FSRU)	n/a	n/a	n/a

Key to Flags:
MI – Marshall Islands

(1)
We have contracts with Keppel and Black & Veatch for the conversion of three LNG carriers, the Hilli, the Gimi and the Gandria, to FLNGs, with estimated deliveries from 2017 through to 2019. The Hilli is in the process of being converted and the Gimi and the Gandria are currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreements for the Gimi and the Gandria include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee and payment for costs already incurred.

(2)
We have agreements with Perenco, SNH, and the Republic of Cameroon relating to a floating liquefied natural gas export project offshore Kribi, Cameroon that is expected to employ the converted Hilli. Under the terms of the agreements, the converted Hilli is scheduled to provide liquefaction services to the project by the second quarter of 2017 for an initial term of 8 years. However, these agreements are subject to significant conditions which, if not satisfied, or waived by the customer, may result in termination prior to or after employment commences, in which case we may not realize any revenues under such agreements.

(3)
We have a heads of terms agreement with Ophir for the provision of the Gimi or an alternate FLNG to provide liquefaction services. The provision of services is expected to be structured as a 20-year tolling contract, with the Gimi or an alternate FLNG commencing commercial operations in the first half 2019 in Equatorial Guinea, but we cannot assure you that this project will ultimately proceed as planned or employ any of our GoFLNG vessels.

(4)	Commenced in March 2016. The charter expiration date is a date, to be determined at the charterer’s option, within 30 days before or after the 26 month charter term.

(5)	As of April 27, 2016, we have ten vessels operating in the Cool Pool. See "Cool Pool."

(6)
In November 2012, we entered into an Option Agreement in connection with the disposal of the Golar Grand, providing Golar Partners with the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015.

(7)	These vessels are currently in lay-up.

In November 2014, the Hilli was delivered to the Keppel shipyard in Singapore for commencement of her FLNG conversion. The Hilli is expected to complete her conversion in 2017. In December 2014 and July 2015, we executed agreements for the conversion of the Gimi and the Gandria to FLNGs. Both the Gimi and the Gandria are currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreements for the Gimi and the Gandria include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee.

In December 2015, we executed an agreement with NFE Transport Partners LLC, or NFE, for the Golar Arctic for a 26 month time charter that commenced on March 23, 2016. The charter expiration date is a date, to be determined at the charterer’s option, within 30 days before or after the 26 month charter term ending in May 2018.

In November 2015, we executed an agreement with West African Gas Limited, or WAGL, for the Golar Tundra to begin a five-year time charter, which is expected to commence in the second quarter of 2016, depending on when the vessel meets certain delivery criteria. WAGL has the option to extend the charter for a further five years. The Golar Tundra will be moored at the port of Tema on the coast of Ghana. We expect to complete the sale of the Golar Tundra to Golar Partners in May 2016.

We entered into an Option Agreement with Golar Partners in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer did not renew or extend their charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015. She is currently in lay-up.

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

Cool Pool

In October 2015, we entered into a Pool Agreement with Dynagas Ltd., or Dynagas, GasLog Carriers Ltd., or GasLog, and a pool manager equally owned by Dynagas, GasLog and Golar, or the Pool Manager, to form a LNG carrier pooling arrangement, or the Cool Pool, to market LNG carriers (154,000-162,000 cbm) that are currently operating in the LNG shipping spot market. We refer to Dynagas, GasLog and Golar collectively as the Pool Participants. The Cool Pool should allow the Pool Participants to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, more flexible, and innovative solutions to meet their increasingly complex shipping requirements. As of April 27, 2016, the Cool Pool consisted of 16 modern, high quality and essentially equivalent LNG carriers powered by fuel efficient Tri Fuel Diesel Electric propulsion technology. Dynagas, GasLog and we currently contribute three vessels, three vessels, and ten vessels, respectively, to the Cool Pool. The Pool Participants have agreed under the Pool Agreement to contribute to the Cool Pool any additional vessels with similar specifications that they acquire.

The Pool Agreement provides for the Cool Pool to focus exclusively on charters of 12 months' duration or less. Scheduling the employment of a vessel in excess of 12 months remains the mandate of the respective Pool Participant. If a pool vessel is chartered by a Pool Participant for a charter that exceeds 12 months in duration (or the Pool Participant has agreed to sell the vessel), such vessel may be withdrawn from the Cool Pool provided a minimum commitment period (described below) has passed, the Pool Participant provides 30 days’ notice and such vessel generally satisfies any outstanding charter commitment.

Under the Pool Agreement, the Pool Manager is responsible, as agent, for the marketing and chartering of the participating vessels and paying other voyage costs such as port call expenses and brokers' commissions in relation to employment contracts, but each of the Pool Participants continues to be fully responsible for the financing, insurance, manning and technical management of their respective vessels. For its services, the Pool Manager receives a fee equal to ten percent of the costs and overhead of the

Cool Pool. Pool earnings (gross earnings of the pool less costs and overhead of the Cool Pool and fees to the Pool Manager) are aggregated and then allocated to the Pool Participants in accordance with the number of days each of their vessels are entered into the pool during the period. The Pool Manager is jointly owned and controlled by each us, Gaslog and Dynagas.

The Pool Participants have agreed pursuant to the Pool Agreement to participate in the Cool Pool for a minimum commitment period of no less than six months from the date the first pool vessel was chartered by the Pool Manager, which occurred in October 2015. The Cool Pool will, unless otherwise agreed, automatically terminate and be wound down two years after the date the first pool vessel was chartered. After the minimum commitment period, each Pool Participant may terminate its participation in the Cool Pool, provided the Pool Manager is allowed 30 days to complete any charter negotiations and such Pool Participant’s vessels satisfy any charter commitments.

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

The Golar Grand is an LNG carrier built in 2006 that recently concluded her medium-term charter with BG Group in February 2015. Under the sale and purchase agreement for the Golar Grand between Golar and Golar Partners, dated November 2012, Golar Partners had the option to require us to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group. This option was exercised by Golar Partners in February 2015.

The FSRU, Golar Igloo, is under a medium-term time charter with KNPC. The contract is for an initial term of five years and will expire in 2018.

The FSRU, Golar Eskimo, is under a long term charter with the Government of the Hashemite Kingdom of Jordan (or Jordan). The contract expires in 2025.

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

Golar Wilhelmsen ("GWM")

In September 2010, GWM was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS, or Wilhelmsen. GWM office staff consisted of both Wilhelmsen and Golar employees. The office was located in Golar's office facilities at Fridtjof Nansens Plass, Oslo. Golar Management used the services of GWM to provide the following technical, commercial and crew management services both to our and Golar Partners’ vessels: (i) manage suitably qualified crew; (ii) provision of competent personnel to supervise the maintenance and efficiency of the vessels; (iii) arrange and supervise drydockings, repairs, alterations and maintenance of vessels; and (iv) arrange and supply stores, spares and lubricating oils. As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held 100% ownership interest in Golar Wilhemsen, thus making it a controlled and fully consolidated subsidiary from that date. Subsequent to the acquisition, Golar Wilhelmsen was renamed Golar Management Norway AS (or "GMN"). The company continues to provide in-house technical, commercial and crew management services.

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

•
Operation of a high quality and modern LNG Carrier fleet:  We currently own and operate a fleet of high quality LNG Carriers with an average age of 2.4 years. Our ten recently delivered vessels all utilize state of the art technology and are configured to be very attractive to the chartering community with high performance specifications.

•
Maintain our leadership position in the provision of FSRUs: We currently enjoy an industry leadership position in the development, delivery and operation of FSRUs based on an unblemished record of successful project delivery and highly reliable vessel operation. We will continue to work with our customers to identify and deliver new and profitable FSRU projects, including working with power project developers requiring FSRUs.

•
Utilize our industry expertise to develop new FLNG opportunities:  Our GoFLNG investment proposition is built around a sound technical and commercial offering, derived from structurally lower unit capital costs, shorter lead times and lower project execution risk profiles. GoFLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of GoFLNG’s lower unit costs and risks should provide an important and compelling alternative to the traditional giant land based projects especially in the current energy price environment, which we believe may well accelerate the pace of change.

•	Leverage on our affiliation with Golar Partners: We believe our affiliation with Golar Partners positions us to pursue a broader array of opportunities. This is demonstrated by:

▪       Pursuit of strategic and mutually beneficial opportunities with Golar Partners to date and since Golar Partners' IPO in April 2011, we have successfully sold six vessels in exchange for purchase consideration of approximately $1.9 billion which in part enables us to finance our newbuilding program as well as pursue other growth opportunities.

▪       Increased dividend income from our investment - Since Golar Partners' IPO, the quarterly dividend distributions of Golar Partners have increased from $0.385 pro-rated per unit to $0.5775 per unit for the quarter ended December 31, 2015. This represents a 50% increase since the IPO. Golar Partners' long-term charters, provide stable cash flows which allows Golar Partners to meet its quarterly distributions obligations to its unit holders, including us. As of April 27, 2016, we have a 30.7% interest (including our 2% general partner interest) in Golar Partners and hold 100% of its IDRs.

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

According to the most recent Energy Information Administration (“EIA”) International Energy Outlook (2013), worldwide energy consumption is projected to increase by 56% from 2010 to 2040, with total energy demand in non-OECD countries increasing by 90%, compared with an increase of 17% in OECD countries. Natural gas consumption worldwide is forecast to increase by 64%, from 113 trillion cubic feet (or Tcf) in 2010 to 185 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice.

The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for the industrial and electric power sectors for environmental reasons. Natural gas has an established presence in this sector which can be expected to increase over time. If the market for electrically charged vehicles expands as anticipated, additional demand for electricity and therefore gas can also be expected. From an environmental perspective, LNG as a direct fuel for transport is also a viable emissions mitigant. Use of LNG in the automotive sector is minimal today but expected to increase over time. Relative to petroleum and other liquids, the IGU states that use of LNG in transportation can reduce emissions of CO2 by up to 20% whilst emissions of nitrogen oxide can be cut by up to 90% and particulate matter by up to 99%. Emissions of sulphur oxide can potentially be eliminated altogether. Increasing concern about sulphur oxide is making LNG an increasingly attractive alternative for fuelling ships. By 2020 around 1000 vessel newbuilds are expected to be delivered with natural gas engines with an estimated 30% of newbuilds thereafter being LNG-fuelled. Engine manufacturers for buses, heavy trucks, locomotives and drilling equipment have also started building duel fuel engines that use LNG. China is leading the roll-out of LNG corridors for LNG fuelled vehicles and Europe is following suit. Selected railways and heavy vehicle fleet operators in the US are now using LNG as a fuel and maturing small scale LNG technology that can be used to access other isolated customers and reach new markets also represents a promising opportunity that is being pursued globally.

Natural gas accounts for approximately 25% of global energy demand according to the IGU. Of this, 10% is supplied in the form of LNG. This compares to just 4% in 1990. Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to consumers through pipelines.

Natural gas is an abundant fuel source, with the EIA estimating that, as of January 1, 2013, worldwide proved natural gas reserves were 6,793 Tcf having grown by 39% over the past 20 years. Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia. Russia, Iran and Qatar accounted for 55% of the world's natural gas reserves as of January 1, 2013, and the United States, the fifth largest holder of natural gas reserves, will see an increase in production growth from 21.2 Tcf in 2010 to 33.1 tcf in 2040. Production in the Australia/New Zealand region is forecast to increase from 1.9Tcf in 2010 to 6.7Tcf in 2040 with the majority originating from Australia. Most of the Australian volume is scheduled to reach the market over the next 3-4 years. Sizeable new discoveries have also been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya. With an average growth rate of 7% since 2000, LNG supply has grown faster than any other source of gas and the IGU expect further expansion of this share going forward. Around 20 countries export LNG today, up from 17 in 2013.

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

Although the growth in production of unconventional domestic natural gas has almost eliminated LNG demand in the US, the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2014 a number of cargoes were then redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. A reduction in inter-basin LNG pricing differentials has more recently supressed this trade and consequently ton miles. Ton miles will likely remain at these lower levels now that Australian volumes which have more proximate off-takers have started to deliver. Approximately 65 million tons of new liquefaction is however under construction in the US. The first US project delivered its maiden initial LNG cargo to the market in early 2016. If most of these US exports are transported on an LNG carrier to more distant markets, ton miles could start to increase toward the end of this decade.

Liquefied Natural Gas

Overview

The need to transport natural gas over long distances across oceans led to the development of the international LNG trade. The first shipments were made on a trial basis in 1959 between the United States and the United Kingdom, while 1964 saw the start of the first commercial-scale LNG project to ship LNG from Algeria to the United Kingdom. LNG shipping provides a cost-effective and safe means for transporting natural gas overseas. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then carried by pipeline for distribution to power stations and other natural gas customers.

The following diagram displays the flow of natural gas and LNG from production to regasification.

LNG Supply Chain

The LNG supply chain involves the following components:

Gas Field Production and Pipeline: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will in some cases see the gas being piped to an offshore liquefaction facility.

Liquefaction Plant and Storage: Natural gas is cooled to a temperature of minus 162 degrees Celsius, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves, and limited access to long-distance transmission pipelines or concerns over security of supply to meet their demand for natural gas.

Shipping: LNG is loaded onto specially designed, double-hulled LNG carriers and transported overseas from the liquefaction facility to the receiving terminal.

Regasification: At the regasification facility (either onshore or aboard specialized LNG carriers called Floating Storage and Regasification Units “FSRU”s), the LNG is returned to its gaseous state, or regasified.

Storage, Distribution and Marketing: Once regasified, the natural gas is stored in specially designed facilities or transported to natural gas consumers and end-use markets via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, more cost competitive floating liquefaction solutions across a spectrum of project sizes have been developed by a handful of oil majors and also by Golar. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s GoFLNG solution, which focusses on the liquefaction of clean, lean, pipeline quality gas is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the only solutions that have remained economically viable following the recent substantial drop in oil and LNG prices. GoFLNG will allow smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of GoFLNG’s lower unit costs and risks provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners, LNG liquefaction produced 103 million tonnes per annum of LNG in 2000. This increased to 250 million tonnes per annum by 2015 according to Wood Mackenzie. An unusually large number of unscheduled plant disruptions, force majeures and the early termination of export activities from Egypt due to insufficient feed gas together with feed gas limitations elsewhere prevented many export facilities from producing at, or in some cases, even near their capacity in 2012 and 2013. This resulted in global LNG trade dropping for the first time since 1980. Liquefaction production of LNG did however resume growing in 2014 following the successful start-up of new export facilities in Papua New Guinea and the first of several new Australian projects commencing operations. Supply continued to grow and reached 250 million tons per annum in 2015 despite force majeure stopping production in Yemen early in the year. Approximately 130 million tonnes per annum of new LNG production capacity is expected to come into operation between 2016 and 2019. Based on current trading patterns and ton miles, the order book of approximately 138 conventional LNG carriers together with the current surplus of carriers on the water is anticipated to be insufficient to carry this new production in a timely manner.

The LNG Fleet

As at April 1, 2016, the world LNG carrier fleet consisted of 456 LNG carriers (including 23 FSRUs, 17 vessels less than 18,000 cbm and 2 floating storage units, or FSUs). There were also orders for 157 new LNG carriers (including eight FSRUs, five vessels less than 18,000 cbm, five floating production, storage and offloading, or FPSO, units, and one FSU), the majority of which will be delivered between now and 2018.

The LNG carriers on order defines the next generation of employable carriers in regards to size and propulsion. The current “standard” size for LNG carriers is approximately 165,000 cbm, up from 125,000 cbm during the 1970s, while propulsion preference has shifted from a steam turbine to the more efficient Dual/Trifuel Diesel Electric or M-type, Electronically-controlled Gas Injection systems.

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

Illustrations of these systems are included below:

Of the vessels currently trading and on order, approximately 75% employ the Membrane containment system, 23% employ the Moss system and the remaining 2% employ other systems. Most newbuilds (around 83%) on order employ the membrane containment system because it most efficiently utilizes the entire volume of a ship's hull, is cheaper to build and has historically been more cost effective for canal transits. In general, the construction period for an LNG carrier is approximately 28-34 months.

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

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are only a limited number of companies, including Golar as well as Exmar, Excelerate Energy L.P., Leif Hoegh & Co and BW Gas that are operating FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

Competition - LNG Carriers and FSRUs

As the FSRU market continues to grow and mature there are new competitors entering the market. In addition to Leif Hoegh & Co, Excelerate Energy L.P., Golar, BW Gas and Mitsui O.S.K. Lines have ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for FSRUs before securing charters. The expansion and growth of the FSRU market has led to more competition for mid- and long-term LNG charters. Competition for these long-term charters is based primarily on price, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, FSRUs may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

We believe that, together with Golar Partners, we are one of the world's largest independent LNG carrier and FSRU owners and operators. As of April 27, 2016, we, together with our affiliate Golar Partners, have a fleet of 26 vessels comprised of 19 LNG carriers and seven FSRUs.. Our LNG carrier newbuildings have storage capacity of approximately 160,000 cbm to 162,000 cbm storage; a 0.1% boil-off rate; tri-fuel engines; and are capable of charter speeds of up to 19.5 knots. Our newbuild FSRUs range in capacity from 160,000 cbm to 170,000 cbm and can provide regasification throughput of up to 750 MCFD (or 5.8 MTA). The FSRUs can, subject to the customer's requirements, remain classified as an LNG carrier, flexible for LNG carrier service, or be classified as an offshore unit, remaining permanently moored at site for a long contract duration without the requirement for periodic dry docking.

We compete with other independent shipping companies who also own and operate LNG carriers.

In addition to independent LNG operators, some of the major oil and gas producers, including Royal Dutch Shell and BP own LNG carriers and have in the recent past contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand. These include Malaysian International Shipping Company, or MISC, National Gas Shipping Company located in Abu Dhabi and Qatar Gas Transport Company, or Nakilat.

Floating Liquefaction Vessels

Our floating liquefaction strategy, GoFLNG, is very much analogous to what we have created on the FSRU side of our business and utilizes proven on-shore technology, quick and a low-cost execution model with a conversion time of less than three years. During 2014, we executed agreements with Keppel and Black & Veatch for the conversion of the LNG carriers the Hilli and the Gimi to FLNG vessels at the Keppel shipyard in Singapore. In July 2015, we executed the same for that of the Gandria. When converted, these FLNG vessels will each have a production capacity of up to 2.5 million tonnes per annum and on board storage of approximately 125,000 cubic metres of LNG.

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

Coincident with the execution of these agreements for the conversion of the Gimi, long-lead orders for gas turbines and cold boxes were placed. To retain flexibility in the roll out of the GoFLNG strategy, we have also secured certain beneficial cancellation provisions, which allow termination of the Gimi contracts and the recovery of previous milestone payments, less a set cancellation fee.

Gandria Conversion Contract

In July 2015, we made effective agreements for the conversion of the 126,000 cbm LNG carrier, the Gandria, to a GoFLNG facility. As with the Hilli contract, this second suite of conversion agreements is with Keppel, and Keppel has simultaneously entered into a sub-contract with B&V who will provide their proven PRICO® technology for the liquefaction process.

Coincident with the execution of these agreements for the conversion of the Gandria, long-lead orders for gas turbines and cold boxes were placed. To retain flexibility in the roll out of the GoFLNG strategy, we have also secured certain beneficial cancellation provisions, which allow termination of the Gandria contracts and the recovery of previous milestone payments, less a set cancellation fee. We currently expect to utilize the Gandria in the Ophir FLNG project.

Customers

During the year, we received the majority of our revenues from charter agreements with a commodity trading and logistics house and Nigeria LNG Ltd.

In 2015, we chartered two vessels to Nigeria LNG Ltd. Our revenues from Nigeria LNG Ltd. were $38.0 million (42% of total time and voyage charter revenues), $nil and $nil for the years ended 2015, 2014 and 2013, respectively.

In 2014, we chartered vessels to a commodity trading and logistics house. Our revenue from this commodity trading and logistics house was $16.2 million (18% of total time and voyage charter revenues), $15.8 million (17% of total time and voyage charter revenues) and $nil for the years ended 2015, 2014 and 2013, respectively.

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

Generally FSRUs are "classed" as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. The reference to "vessels" in the following three paragraphs, also applies to FSRUs.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic is certified by Lloyds Register, Golar Frost and Golar Bear are certified by American Bureau of Shipping and all our other vessels are certified by Det Norske Veritas. All three are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class” other than five LNG carriers, of which the Hilli, Gimi and Gandria are layed up and scheduled to be converted by Keppel, and Golar Grand and Golar Viking are in cold lay-up.

In-House Inspections

Golar Management Norway AS (previously GWM) carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and vessel audits to verify conformity with the manager's reports. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on Sulphur emissions from ships. In ECAs limitations on Sulphur emissions require that fuels contain no more than 1% Sulphur. As of January 1, 2012, fuel used to power ships may contain no more than 3.5% Sulphur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020, subject to a feasibility review to be completed no later than 2018, which, depending on the outcome could be deferred until January 1, 2025. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC, effective as of January 1, 2010, bans the use of fuel oils containing more than 0.1% Sulphur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being arranged to burn gas only in their boilers when alongside. Low sulphur marine diesel oil, or LSDO, has been purchased as the only fuel for the Diesel Generators. In addition we have modified the boilers on all our vessels to also allow operation on LSDO.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee, as discussed in "U.S. Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs. Furthermore, as of January 1, 2014, the United States Caribbean Sea was designated an ECA. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.1% sulphur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

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

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of April 19, 2016, 50 states had adopted the BWM Convention coming close to the 35% threshold. Notwithstanding the foregoing, the BWM Convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution act of 1990 or OPA 90 established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;
·            injury to, or economic losses resulting from, the destruction of real and personal property;
·            net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
·            loss of subsistence use of natural resources that are injured, destroyed or lost;
·            lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;
·            net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

Effective December 21, 2005, the U.S. Coast Guard, USCG, adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any tanker, other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Company's LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners' responsibilities under these laws.

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

OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA /CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA /CERCLA. We currently maintain each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or COFR, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the USCG for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

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

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters - the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in United States waters. In March 2013 the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United

States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

However, as of January 1, 2014, vessels became technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

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

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The 2015 United Nations Climate Change Conference in Paris did not result in an agreement that directly limits greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Other Regulations

Our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention introduces strict liability for the shipowner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas. However, the HNS Convention has lacked the ratifications required to come into force. In April 2010, a consensus at the Diplomatic Conference convened by the IMO adopted the 2010 Protocol.

The 2010 Protocol sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 Protocol, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights, or SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 Protocol has yet entered into effect. It will enter into force, eighteen months after the date on which certain consent and administrative requirements are satisfied. While a majority of the necessary number of states has indicated their consent to be bound by the 2010 Protocol, the required minimum has not been met. We cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

C.            Organizational Structure

Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries as of April 27, 2016.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%)*	Marshall Islands	Owns Hilli
Golar Gandria N.V.	Netherlands	Owns and operates Gandria
Golar Hull M2021 Corporation	Marshall Islands	Leases and operates Golar Seal***
Golar Hull M2022 Corporation	Marshall Islands	Owns and operates Golar Crystal
Golar Hull M2023 Corporation	Marshall Islands	Owns and operates Golar Penguin
LNG Power Limited	United Kingdom	Holding company
Golar Hull M2026 Corporation	Marshall Islands	Owns and operates Golar Celsius
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Leases and operates Golar Snow***
Golar Hull M2048 Corporation	Marshall Islands	Leases and operates Golar Ice***
Golar LNG NB10 Corporation	Marshall Islands	Leases and operates Golar Glacier***
Golar LNG NB11 Corporation	Marshall Islands	Leases and operates Golar Kelvin***
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar LNG NB13 Corporation	Marshall Islands	Leases and operates Golar Tundra***
GVS Corporation	Marshall Islands	Owns Golar Viking
Golar Management Norway AS**	Norway	Management company
Golar Commodities Limited	Bermuda	Trading company

* Keppel and B&V hold the remaining 10% and 1% interest, respectively, in the issued share capital of Golar Hilli Corporation.
** In September 2015, Golar acquired the remaining 40% interest in Golar Wilhelmsen Management AS. In December 2015, subsequent to the acquisition, the company was renamed Golar Management Norway AS.
*** The above table excludes mention of the lessor variable interest entities (''lessor VIEs'') that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles ("SPVs") of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. Refer to note 4 in the Consolidated Financial Statements included herein for additional detail.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Fleet."

We do not own any interest in real property. We lease approximately 7,000 square feet of office space in London, 16,000 square feet of sublet office space in Oslo, for our ship management operations, 1,000 square feet of office space in Malaysia and approximately 1,300 square feet of office space in Bermuda.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 4. Information on the Company" and our audited financial statements and notes thereto. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled "Cautionary Statement Regarding Forward Looking Statements" and “Item 3. Key Information-D. Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Overview and Background

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects such as FLNGs. As of April 27, 2016, we, together with our affiliate Golar Partners, have a fleet of 26 vessels comprised of 19 LNG carriers and seven FSRUs. In addition, we have a newbuild commitment for the construction of one FSRU, which is scheduled to be delivered in the fourth quarter of 2017. Please see “Item 4. Information on the Company-B. Business Overview-Fleet" for additional information regarding our and Golar Partners’ vessels.

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers. The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport. During the last cycle an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached near historic lows. Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short to medium term charter hire rates together with fleet utilization reached historic highs as a result. Since then, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment. Subsequent to this, the pace of newbuild LNG carrier deliveries has outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014 and 2015. Historically low charter rates and levels of utilization in 2015 were the result of this and we expect these to persist for at least the first six months of 2016. Thereafter, the anticipated arrival of substantial new LNG volumes should start to absorb the built-up surplus of LNG carriers. We expect the market to reach an equilibrium position during the second half of 2017. We believe, from the second half of 2016, increasing utilization levels followed by rising charter rates for vessels exposed to the market can be expected, provided there are no significant unplanned outages at existing liquefaction facilities as a result of geopolitical or other unexpected events.

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

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not necessarily indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Our results will be dependent in part on the performance of the Cool Pool. In October 2015, we, along with GasLog and Dynagas, established the Cool Pool, to market our LNG carriers which are currently operating in the LNG shipping spot market. As of April 27, 2016, we had contributed 10 of the 16 vessels to the pool. Each of the vessel owners continues to be responsible for the manning and the technical management of its respective vessels. Our share of the net pool revenues will be dependent upon the performance of the Pool Manager in securing employment and negotiating rates for all of the pool vessels.

•
For periods when vessels are in lay-up, vessel operating and voyage costs will be lower.  Five of our vessels have recently been laid-up. The Hilli and the Gandria were placed into lay-up in April 2013, the Gimi from January 2014 and, more recently, the Golar Grand and the Golar Viking in December 2015. However, the Hilli entered the shipyard in September 2014 and commenced her retrofitting to a FLNG. Both the Gimi and the Gandria are currently still in lay-up but have been earmarked for use in our FLNG vessel conversion projects pending lodgment of their final notices to proceed. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

•
We or our consolidated entities may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. In addition, by virtue of the sale and leaseback transactions we have entered into with certain lessor VIEs, where we are deemed to be the primary beneficiary of the VIEs, we are required to consolidate these VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. For additional detail refer to note 4 "Variable Interest Entities" to our Consolidated Financial Statements. As of December 31, 2015, we consolidated lessor VIEs in connection with the lease financing transactions for five of our vessels. For descriptions of our current financing arrangements, please read "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Borrowing Activities."

•
The costs of our projects may change.  We are continuing to invest in and develop our various projects, such as FLNG conversion. The costs we have incurred historically for our projects may not be indicative of future costs.

•
Our results are affected by fluctuations in the fair value of our derivative instruments.  The change in fair value of some of our derivative instruments is included in our net income. These changes may fluctuate significantly as interest rates or the price of our common shares fluctuate. Our TRS has a credit arrangement, whereby we are required to provide cash collateral on the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss.

•
Expansion of our fleet. As of April 27, 2016, our fleet comprises 17 vessels (including the Golar Grand chartered-in from Golar Partners), of which 11 are newbuilds (ten LNG carriers and one FSRU) delivered between 2013 and 2015; and the Hilli which is currently undergoing her conversion into a FLNG vessel. Additionally, we have one remaining newbuilding commitment, an FSRU, which is expected to be delivered in the fourth quarter of 2017.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to maintain good relationships with our key existing charterers and to increase the number of our charterer relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand for and supply of natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels;

•	the success of the Pool Manager in finding employment and negotiating charter rates for our vessels and the vessels other participants in the Cool Pool;

•	the success or failure of the LNG infrastructure (including FLNG) projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at profitable rates;

•
our ability to execute strategic and mutually beneficial sales of our assets, similar to the past sale of six of our vessels conducted with Golar Partners, in exchange for cash of approximately $1.9 billion, and our ability to secure charters of an appropriate duration to the dropdown;

•	our ability to obtain funding in respect of our capital commitments;

•	the effective and efficient technical management of our and Golar Partners' vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

•
economic, regulatory, political and governmental conditions that affect the shipping industry, including changes in the number of LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our results of operations. These factors include:

•	employment of our vessels;

•	the hire rate earned by our vessels and unscheduled off-hire days;

•	non-utilization of vessels not subject to fixed rate charters;

•	pension and share option expenses;

•	mark-to-market charges in interest rate and equity swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	the performance of our equity interests;

•	equity in earnings of affiliates;

•	increases in operating costs; and

•	our level of debt and the related interest expense and amortization of principal.

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

Voyage, Charterhire Expenses and Commission Expenses.  Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our charterers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking. We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time. Charter-hire expenses refer to the cost of chartering-in vessels to our fleet and commissions relate to brokers' commissions. Furthermore in relation to the vessels participating in the pool, voyage expenses and commissions include a net allocation from the pool participants' vessels less the other participants' share of the net revenues earned by our vessels included in the pool.

Time Charter Equivalent Earnings.  In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or "TCE." This is is calculated by dividing time and voyage charter revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. TCE is a non-U.S. GAAP financial measure. Please see the section of this Annual Report entitled “Item 3. Key Information-A. Selected Financial Data" for a reconciliation of TCE to our total operating revenues.

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

Interest Expense and Interest Income.  Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or lease vessels. In addition, by virtue of the sale and leaseback transactions we have entered into with lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate these VIEs into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail refer to note 4 "Variable Interest Entities" to our Consolidated Financial Statements. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. During construction of a newbuilding, FSRU or FLNG retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or retrofitted vessel. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of Long-Term Assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we make assumptions regarding estimated future cash flows, the vessels' economic useful life and estimates in respect of residual or scrap value.

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swaps, interest rate cash settlements, foreign currency swap and equity swap derivatives and foreign exchange gains/losses. The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Although for certain of our derivative arrangements such as our total return equity swap cash collateral maybe required to be posted. As at December 31, 2015 cash collateral amounting to $92.8 million has been provided against our TRS (see note 21 to the consolidated financial statements contained herein).

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

Results of Operations

Our results for the years ended December 31, 2015, 2014 and 2013 were affected by several key factors:

•	Six of our newbuildings (including the Golar Igloo, prior to her disposal to Golar Partners in March 2014), were delivered in 2014, all of which were affected by commercial waiting time;

•
Our vessels not on long-term charters were affected by commercial waiting time, including our newbuildings and vessels in lay-up. The Hilli and the Gandria were placed into lay-up in April 2013, the Gimi in January 2014 and, more recently, the Golar Grand and the Golar Viking in December 2015;

•
Charter-hire expenses of $41.6 million recognized in 2015, arising from the charter-back of both the Golar Grand and the Golar Eskimo from Golar Partners during 2015, under agreements executed at the time of their disposal to Golar Partners;

•
Additional operating costs of $1.8 million, $9.9 million and $13.2 million in 2015, 2014 and 2013, respectively, in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds;

•
Bank loans and other financing arrangements we entered into or terminated. This included the entry into the $1.125 billion financing agreement in July 2013 relating to financing for eight of our newbuildings, which resulted in the recognition of $5.6 million and $4.4 million of commitment fees in 2014 and 2013, respectively;

•
Interest costs of $7.1 million, $21.5 million and $22.5 million were capitalized in 2015, 2014 and 2013, respectively, in relation to newbuildings under construction and the FLNG conversion of the Hilli;

•
The realized and unrealized gains and losses on mark-to-market adjustments for our derivative instruments of $96.0 million loss, $63.0 million loss and $45.8 million gain in 2015, 2014 and 2013, respectively, and the impact of hedge accounting, which we ceased during 2015, for certain of our interest rate and equity swap derivatives;

•
Impairment loss arising on certain loan facilities granted to Equinox in February 2015, in connection with their acquisition of the vessel, the Golar Viking from us. Due to concerns with recoverability of these loans, we agreed upon the repossession of the vessel, and thus resulted in the recognition of a loss of $15 million;

•	Share options expense on options granted during 2015 and 2014; and

•	Project expenses such as those relating to FLNG project development.

The impact of these factors is discussed in more detail below.

A. Operating Results

Year ended December 31, 2015, compared with the year ended December 31, 2014

As of December 31, 2015, we managed our business and analyzed and reported our results of operations on the basis of three segments: vessel operations, LNG trading and FLNG. In order to provide investors with additional information, we have provided analysis divided between these three segments: vessel operations, LNG trading and FLNG. See note 7 "Segmental information" to our Consolidated Financial Statements included herein.

The following tables present details of our vessel operations segment's consolidated revenues and expense information for each of the years ended December 31, 2015 and 2014.

Vessel Operations

Operating revenues, voyage, charter-hire and commission expenses

(in thousands of $)	2015	2014	Change	Change
Total operating revenues	102,674	106,155	(3,481)	(3)%
Voyage, charterhire and commission expenses	(69,042)	(27,340)	(41,702)	153%

The decrease in total operating revenues of $3.5 million to $102.7 million in 2015 compared to $106.2 million in 2014 was primarily due to:

•
A decline of $40.2 million in revenues relating to the Golar Arctic, as she was off-hire a significant amount of time in 2015 compared to her full employment in 2014 following the expiry of a charter in February 2015;

•	A decrease in revenue of $4.8 million relating to the Golar Viking, pursuant to her disposal in February 2015, albeit she was repossessed in December 2015; and

•	A net reduction in revenues of $4.5 million relating to the Golar Seal and Golar Celsius, principally due to the overall net increase in commercial waiting time suffered by these vessels in 2015.

Partially offset by:

•
$11.5 million of additional revenue related to our four newbuildings delivered in 2015 and also the availability of both the Golar Grand and the Golar Eskimo which were chartered back from Golar Partners in 2015 under agreements executed at the time of their disposals to Golar Partners, although the Golar Eskimo charter-back arrangement with Golar Partners ceased in June 2015;

•
$32.7 million higher revenue in 2015 compared to 2014 related to our six newbuildings delivered in 2014 (net of the effect of the disposal of the Golar Igloo in March 2014), reflecting both higher operating days and improved utilization for these vessels in 2015; and

•
An increase of $1.8 million in management fee income to $12.5 million in 2015 from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to $10.8 million in 2014.

Voyage, Charter-hire and Commission Expenses

The increase in voyage, charter-hire and commission expense of $41.7 million to $69.0 million in 2015, compared to $27.4 million in 2014 was primarily due to:

•
Additional $32.6 million charter-hire expense recognized in 2015 arising from the charter-back of the Golar Grand from Golar Partners, pursuant to the exercise of their option in February 2015 under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. Included within the $32.6 million is an amount of $3.9 million representing the incremental liability recognized in 2015 upon re-measurement of the guarantee obligation, net of the impact of the respective amortization expense during 2015;

•
Additional $12.9 million of charter-hire expense recognized in 2015 relating to the charter-back of the Golar Eskimo from Golar Partners for the period from January through to the end of June 2015. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015; and

•
An increase of $8.1 million in voyage expenses mainly as a result of higher fuel costs due to increased commercial waiting (during which we are required to pay for fuel for the vessel) due to both the continued softening of the LNG shipping market and the significant expansion in our fleet with the delivery of our ten newbuildings during 2014 and 2015. Accordingly, we suffered a higher number of off-hire days in aggregate of 2,622 in 2015, compared to 1,018 off-hire days in 2014.

This was partially offset by a decrease in voyage expenses of $10.9 million in 2015 relating to the Golar Viking as a consequence of her disposal in February 2015, albeit she was repossessed in December 2015.

	2015	2014	Change	Change
Calendar days less scheduled off-hire days	4,481	2,059	2,422	118%

Average daily TCE rate (to the closest $100)	$14,900	$33,100	$(18,200)	(55)%

The decrease of $18,200 in average daily TCE rate to $14,900 for 2015 compared to $33,100 in 2014 is primarily due to the overall decline in charter rates and low utilization levels of our vessels, which was further impacted by the significant expansion of our fleet with the delivery of our eleven newbuildings during 2014 and 2015.

For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2015	2014	Change	Change
Vessel operating expenses	56,347	49,570	6,777	14%

Average daily vessel operating costs	11,783	23,240	(11,457)	(49)%

Vessel operating expenses increased by $6.8 million to $56.3 million for the year ended December 31, 2015 compared to $49.6 million in 2014 primarily due to additional operating costs of $15.5 million in relation to our newbuildings delivered in 2014 and 2015 (excluding the effect of vessels disposed of in 2015). This was partially offset by the decrease in vessel operating expenses of $6.2 million arising from the disposal of the Golar Igloo in March in 2015, the Golar Eskimo in January 2015 (although chartered back from Golar Partners through to June 2015) and the Golar Viking in February 2015, albeit the Golar Viking was repossessed in December 2015.

Administrative Expenses

(in thousands of $)	2015	2014	Change	Change
Administrative expenses	28,657	17,468	11,189	64%

The increase of $11.2 million in administrative expenses to $28.7 million in 2015 compared to $17.5 million in 2014 was mainly due to (i) an increase in salary and benefit costs of $2.6 million mainly as a result of headcount specifically with the bringing in-house of technical operations of Golar Wilhelmensen (renamed Golar Management Norway AS or "GMN") in September 2015; (ii) an increase in share options expense by $2.1 million pursuant to the grants in 2014 and 2015; and (iii) an increase in legal and professional fees largely attributable to the general effect of expansion of our fleet and thus commercial activity and increase in business development activity. In addition this includes legal costs incurred with the step acquisition of GMN in September 2015.

Depreciation and Amortization

(in thousands of $)	2015	2014	Change	Change
Depreciation and amortization	73,732	49,561	24,171	49%

Depreciation and amortization expense increased by $24.2 million to $73.7 million in 2015 compared to $49.6 million in 2014. This was primarily due to $38.3 million additional depreciation expense incurred in 2015 arising on our newbuildings delivered between 2014 and 2015.

Partially offset by:

•
Lower depreciation of $4.1 million in relation to the Hilli following the commencement of her conversion into a FLNG resulting in suspension of depreciation from July 2014. We will recommence her depreciation after completion of her conversion, which is expected to be in 2017;

•	A decrease of $4.4 million in depreciation expense attributable to the Golar Viking pursuant to her disposal in February 2015, albeit she was repossessed in December 2015; and

•
A decline of $4.7 million with respect to the Gimi and Gandria due to the full amortization of their drydock costs in 2014. Given both vessels are in lay-up and designated for FLNG conversion, no drydock was scheduled for these vessels during 2015.

Impairment of Long-term Assets

(in thousands of $)	2015	2014	Change	Change
Impairment of long-term assets	1,957	500	1,457	291%

The impairment charge of long-term assets relates to parts initially ordered for the Golar Spirit FSRU retrofitting in 2007, but un-utilized following changes to the original project specifications. Some of these parts were used in subsequent conversions. However, due to the deterioration in the market in 2015, the carrying value of the residual parts were fully impaired in the period.

Gain on Disposal to Golar Partners

(in thousands of $)	2015	2014	Change	Change
Gain on disposal to Golar Partners	102,884	43,783	59,101	135%

The gain on disposal to Golar Partners in 2015 resulted from the sale of our interests in the companies that own and operate the Golar Eskimo in January 2015 to Golar Partners.

The gain on disposal to Golar Partners in 2014 resulted from the sale of our interests in the company that owns and operates the Golar Igloo in March 2014 to Golar Partners.

Impairment of Vessel Held-for-sale

(in thousands of $)	2015	2014	Change	Change
Impairment of vessel held-for-sale	(1,032)	—	(1,032)	100%

In April 2015, we acquired the LNG carrier, the LNG Abuja for a purchase consideration of $20.0 million. In July 2015, we sold her to a third party for $19.0 million. Accordingly, as of the reporting period ended June 30, 2015, the vessel was classified as held-for-sale, and thus we recognized an impairment loss of $1.0 million against this vessel during 2015.

Other Operating Loss

(in thousands of $)	2015	2014	Change	Change
Other operating loss	—	(6,387)	6,387	100%

The other operating loss in 2014 of $6.4 million relates to a provision with respect to a legal claim made against the Golar Viking for which arbitration proceedings had commenced. The claim was subsequently settled in January 2015.

Loss on Disposal of Vessel

(in thousands of $)	2015	2014	Change	Change
Loss on disposal of vessel	(5,824)	—	(5,824)	100%

The $5.8 million loss on disposal of vessel in 2015 resulted from the disposal of the LNG carrier, the Golar Viking, to Equinox in February 2015 at a sale price of $135.0 million.

Dividend Income

(in thousands of $)	2015	2014	Change	Change
Dividend income	15,524	27,203	(11,679)	(43)%

We recognize dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and IDRs. The decrease in dividend income of $11.7 million to $15.5 million in 2015 compared to $27.2 million in 2014 was due to our sale of 7.2 million Golar Partners common units in January 2015.

Net Financial (Expenses) Income

(in thousands of $)	2015	2014	Change	Change
Interest income on short-term loan to third party	296	268	28	10%
Other interest income	6,600	448	6,152	1,373%
Interest Income	6,896	716	6,180	863%
Debt related interest expense	(62,911)	(14,474)	(48,437)	335%
Interest Expense	(62,911)	(14,474)	(48,437)	335%
Mark-to-market adjustment for interest rate swaps	(12,798)	(28,996)	16,198	(56)%
Interest expense on undesignated interest rate swaps	(15,797)	(20,424)	4,627	(23)%
Unrealized and realized (losses) gains on interest rate swaps	(28,595)	(49,420)	20,825	(42)%
Market-to-market adjustments for equity derivatives	(67,925)	(13,657)	(54,268)	397%
Mark-to-market adjustments for foreign currency derivatives	—	94	(94)	(100)%
Impairment of loan	(15,010)	—	(15,010)	100%
Financing arrangement fees and other costs	(1,841)	(7,157)	5,316	(74)%
Other	(5,233)	(3,954)	(1,279)	32%
Other Financial Items, net	(118,604)	(74,094)	(44,510)	60%

Interest income increased by $6.2 million to $6.9 million in 2015 compared to $0.7 million in 2014 principally due to: (i) interest income arising on the $220 million vendor loan provided to Golar Partners to partly finance their acquisition of Golar Eskimo in February 2015, which earned interest at LIBOR plus a blended margin of 2.84%. $120 million of the vendor loan was settled in June 2015, with the balance in November 2015; (ii) interest income earned on the loan facilities granted to Equinox in connection with its acquisition of the LNG carrier, the Golar Viking, in February 2015. Albeit, following impairment of the loan receivables in the third quarter of 2015, we ceased recognition of interest income. There was no comparable income in 2014.

Interest expense increased by $48.4 million to $62.9 million in 2015 compared to $14.5 million in 2014, mainly due to (i) higher interest incurred on our $1.125 billion debt facility relating initially to eight of our newbuildings (albeit in connection with the sale of the equity interests in the two vessels, the associated debt was also assumed by Golar Partners), reflecting a full year's interest in 2015 with respect to drawdown of funds upon delivery of the remaining four associated newbuildings in the fourth quarter of 2014; (ii) higher interest expense arising on the ICBC VIE loan facilities entered into by our lessor VIEs, relating to the delivery and thus drawdown of funds on four of our newbuildings (of which, one was delivered in October 2014, and the remaining three were delivered in 2015); and (iii) lower capitalization of deemed interest following the deliveries of our newbuildings between 2014 and 2015.

Net unrealized and realized losses on mark-to-market adjustments for interest rate swap derivatives decreased by $20.8 million to $28.6 million in 2015 compared to $49.4 million in 2014. The decrease in losses was due to the increase in long-term swap rates in 2015. As of December 31, 2015, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes.

Mark-to-market adjustments for equity derivatives increased by $54.3 million to $67.9 million in 2015 compared to $13.7 million in 2014. In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA, or DNB, in connection with a share buy back scheme of ours, which we extended to December 2015. In March 2016, the facility was extended for a further three months. The increase is a reflection of the volatility and temporary decline in the Company's share price during 2015.

The impairment loss on loan arose on certain loan facilities granted to Equinox in February 2015, in connection with their acquisition of the vessel, the Golar Viking. Given Equinox’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia as originally envisaged, this raised concerns as to the recoverability of these loans, and thus we agreed to the repossession of the vessel (based on a current vessel market valuation of $125.0 million) in consideration for extinguishment of the total outstanding balance on the loan receivables of $138.5 million. Accordingly, we recognized an impairment provision (net of repossession costs) of $15.0 million in 2015.

The higher financing arrangement fees and other costs of $7.2 million in 2014 arose mainly from commitment fees incurred on our $1.125 billion debt facility relating to the funding for eight of our newbuild vessels. By the end of December 2014, all eight of these newbuild vessels had been delivered and thus the funds drawn down on the debt facilities, such that there is no comparable cost in 2015.

Other items represent, among other things, bank charges, amortization of deferred charges and debt guarantees.

Income Taxes

(in thousands of $)	2015	2014	Change	Change
Income taxes	(3,053)	(1,114)	(1,939)	174%

Income taxes relate primarily to the taxation of our U.K. based vessel and lessor operating companies offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit. The increase in the income tax credit of $1.9 million, to $3.1 million in 2015 was due to the recognition of an additional tax provision during 2014 arising from the reassessment of prior year tax positions.

Equity in Net Earnings of Affiliates

(in thousands of $)	2015	2014	Change	Change
Share of net earnings in Golar Partners	16,173	18,319	(2,146)	(12)%
Share of net earnings in other affiliates	281	1,089	(808)	(74)%
	16,454	19,408	(2,954)	(15)%

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge of $20.9 million for each of the years ended December 31, 2015 and 2014, representing the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized upon deconsolidation in 2012. The decrease of $2.1 million in our share of net earnings in Golar Partners to $16.2 million in 2015 was mainly attributable to the tax affairs in respect of the Partnership's Indonesian operations, comprising (i) the recognition of net operating losses relating to certain historical tax positions that due to previous uncertainty as to realization, $9.5 million was first recognized in 2014, with an additional amount of $4.9 million recognized in 2015, following the conclusion of a tax audit; and the (ii) utilization of brought forward losses against taxable profits during 2015.

Net Income Attributable to Non-controlling Interests

(in thousands of $)	2015	2014	Change	Change
Net income attributable to non-controlling interests	19,158	1,655	17,503	1,058%

In 2014 and 2015, we entered into sale and leaseback arrangements for five vessels (2014: one) with subsidiaries of either ICBC Finance Leasing Co. Ltd, or ICBCL, or CMBL. Each of the ICBCL and CMBL entities are wholly-owned, newly formed special purpose vehicles. We have determined that the lessor entities, that own the vessels, are variable interest entities or VIEs, and while we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these VIEs are consolidated into our financial results and thus the equity attributable to ICBCL and CMBL in their respective VIEs are included in non-controlling interests in our consolidated results.

LNG Trading Segment

The following table presents details of our LNG trading segment's revenues and expenses information for each of the years ended December 31, 2015 and 2014.

(in thousands of $)	2015	2014	Change	Change
Administrative expenses	—	64	(64)	(100)%
Depreciation	—	250	(250)	(100)%
Other operating gains	—	(1,317)	1,317	100%
Other non-operating income	—	(718)	718	(100)%
Net financial expenses	—	252	(252)	(100)%
Net income	—	(1,469)	1,469	(100)%

Golar Commodities generated net income of $nil and $1.5 million in 2015 and 2014, respectively.

Other operating gains represent the realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into. During 2015, we did not enter into any trades. However, in 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation to facilitate the commissioning of the Golar Igloo which entered in her long-term charter with KNPC in March 2014. The transaction was our first since 2011 when we scaled back our LNG trading activities but it’s now our intention to position ourself for managing and trading a number of LNG cargoes for the Golar Igloo. We intend to do this by chartering the Golar Igloo from Golar Partners, when opportunity arises, during her three month regasification off-season every year during the course of her charter with KNPC. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". In relation to the Golar Igloo, KNPC extended the charter of the vessel through to the end of December 2015, thus reducing the availability of the vessel for chartering by us.

FLNG Segment

The following table presents details of our FLNG segment's expenses information for each of the years ended December 31, 2015 and 2014.

(in thousands, $)	2015	2014	Change	% Change
Administrative expenses	(4,869)	(1,735)	(3,134)	181%
Net loss	(4,869)	(1,735)	(3,134)	181%

The net loss for FLNG in 2015 and 2014 amounted to $4.9 million and $1.7 million, respectively. This relates to FLNG non-capitalized project related expenses comprising of legal, professional and consultancy costs.

Hilli FLNG conversion

On May 22, 2014, we entered into a Engineering, Procurement and Construction agreement with Keppel for the conversion of the LNG carrier the Hilli to a FLNG. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch. Black & Veatch will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the GoFLNG topsides and liquefaction process. We also entered into a Tripartite Direct Agreement with Keppel and Black & Veatch which, among other things, ensures our ability to enforce all obligations under both the Engineering, Procurement and Construction agreement and the sub-contract. We expect the conversion will be completed and the FLNG delivered in 2017, followed by mobilization to a project site for full commissioning. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As at December 31, 2015 and 2014, the total costs incurred in respect of the Hilli conversion amounted to $501.0 million and $345.2 million, respectively.
Other FLNG conversions

In December 2014 and July 2015, we entered in agreements with Keppel and Black & Veatch for the conversion of the Gimi and the Gandria, respectively, to FLNGs. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion. The total estimated conversion, vessel and site commissioning costs, including contingency, is approximately $1.2 billion and $1.5 billion for the Gimi and the Gandria, respectively. As of December 31, 2015, we have made $41.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi. Conversion of each vessel is pending our issuance of our final notice to proceed with the conversions. The conversion agreements include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee and payment for costs already incurred.

As at December 31, 2015, $41.0 million has been invested in the Gimi FLNG conversion and $nil in the Gandria FLNG conversion.

Year ended December 31, 2014, compared with the year ended December 31, 2013

As of December 31, 2014, we managed our business and analyzed and reported our results of operations on the basis of three segments: vessel operations, LNG trading and FLNG. In order to provide investors with additional information, we have provided analysis divided between the two segments: vessel operations and LNG trading. We have not provided additional information on the FLNG segment for 2013 as it was still in the development stage. See note 7 "Segmental information" to our Consolidated Financial Statements included herein.

Vessel Operations

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

The increase in total operating revenues of $6.3 million to $106.2 million in 2014 compared to $99.8 million in 2013 was primarily due to:

•
$36.2 million revenue contributions in 2014 from our newbuildings despite a decline in charter rates and lower utilization levels. Five of our newbuildings were delivered in 2014 and two in 2013. There was no comparable income from our newbuildings in 2013;

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

Partially offset by:

•
An overall decline in charter rates and lower utilization levels of our vessels trading on the spot market or in lay-up, more specifically for the Golar Viking and the Gimi. The Gimi entered in lay-up in January 2014. The total operating revenues generated by both vessels in 2014 were $4.8 million compared to $39.8 million in 2013; and

•	Reduction in revenues of $3.0 million in relation to the Golar Maria following her disposal to Golar Partners in February 2013.

Voyage expenses largely relate to fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $13.1 million to $27.3 million in 2014 compared to $14.3 million in 2013, was primarily due to our newbuildings and the Golar Viking being impacted by the softening of the LNG shipping market and hence had experienced low utilization levels in 2014 which resulted in 1,018 aggregate off-hire days compared to 302 days in 2013. This was partially offset by savings arising from the Hilli and the Gandria which entered into lay-up in April 2013 and the Gimi in January 2014.

	2014	2013	Change	Change
Calendar days less scheduled off-hire days	2,059	1,994	65	3%

Average daily TCE rate (to the closest $100)	$33,100	$38,300	$(5,200)	(14)%

The decrease of $5,200 in average daily, TCE rate for 2014 to $33,100 compared to $38,300 in 2013, is primarily due to the overall decline in charter rates and low utilization levels of our newbuildings and the Golar Viking, all of which were trading on the spot market in 2014.

For a reconciliation of TCE rates, please see “Item 3. Key Information - A. Selected Financial Data."

Vessel Operating Expenses

(in thousands of $, except for average daily vessel operating costs)	2014	2013	Change	Change
Vessel operating expenses	49,570	43,750	5,820	13%

Average daily vessel operating costs	23,240	21,745	(6,450)	(30)%

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

Partially offset by the decrease in vessel operating expenses arising from:

•
Lower operating costs in connection with our crewing pool, following the delivery of nine of our thirteen newbuilds, from October 2013 through to December 2014. Total operating costs in respect of our newbuild crewing pool in 2014 was $9.9 million compared to $13.2 million in 2013; and

•
Both the Hilli and the Gandria entered into lay-up in April 2013 (the Hilli entered into the shipyard in September 2014 to commence her conversion to a FLNG), followed by the Gimi in January 2014, resulting in lower operating costs.

Administrative Expenses

(in thousands of $)	2014	2013	Change	Change
Administrative expenses	17,468	15,116	2,352	16%

The increase of $2.4 million in administrative expenses in 2014 compared to $15.1 million in 2013 was mainly due to (i)higher share option expense of $1.1 million, due to the share options issued in 2014; and (ii) increase in salaries and benefits as a result of increased headcount.

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

Partially offset by:

•
Lower depreciation on the Hilli following the commencement of her conversion into a FLNG resulting in suspension of depreciation from July 2014. We will recommence her depreciation after completion of her conversion, which is expected to be in 2017; and

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

In December 2014, we established a rolling three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA, or DNB, in connection with a share buy back scheme of ours as discussed further below under "Liquidity and Capital Resources - Derivatives." In March 2015, the facility was extended for a further three months. The mark-to-market adjustment resulted in a loss of $13.7 million.

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

Our share of the results of Golar Partners is calculated with reference only to our interests in its subordinated units, but partially offset by a charge of $20.9 million and $21.3 million in 2014 and 2013, respectively, for the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized on deconsolidation in 2012.

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

LNG Trading

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

FLNG Segment

The following table presents details of our FLNG segment's expenses information for each of the years ended December 31, 2014 and 2013.

(in thousands, $)	2014	2013	Change	% Change
Administrative expenses	(1,735)	(7,700)	5,965	(77)%
Net loss	(1,735)	(7,700)	5,965	(77)%

The net loss for FLNG in 2014 decreased to $1.7 million from $7.7 million in 2013 due to the commencement of capitalization of FLNG related project costs from May 2014, following the signing of the Hilli conversion contract.

As at December 31, 2014 and 2013, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $345.2 million and $nil, respectively.

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, cash generated from operations and sales of vessels to Golar Partners and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding our newbuildings, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, funding working capital, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.
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
Our short-term liquidity requirements are primarily for servicing our debt and working capital requirements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, quarterly cash distributions from Golar Partners (refer to “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Other Transactions- Quarterly Cash Distributions,” for detail) and receipts from our charters, including more recently, net receipts from the Cool Pool.
The short-term outlook in the LNG shipping market remains challenging. This is forecast to continue through to the first half of 2016 but with some expected improvements showing during the second half of 2016. Accordingly, we anticipate we will require additional working capital for the continued operation of our vessels operating in the spot market. The need for additional funding is dependent on the vessels employment, as during idle time we continue to incur operating and fuel costs. However, our working capital requirements are reduced for the Hilli, which is currently undergoing conversion to a FLNG and our four vessels in lay up (which includes our two FLNG conversion candidates; the Gimi and the Gandria).
As of April 27, 2016, we have a fleet of 17 vessels (including the Golar Grand which we are obligated to charter back from Golar Partners through to October 2017), of which one vessel is on a medium term charter, ten vessels are operating on the spot market (via the Cool Pool), four vessels are in lay-up, the Golar Tundra is undergoing minor modifications in contemplation of commencement of the charter with WAGL and the Hilli is undergoing her FLNG conversion. In addition, we have a further uncommitted FSRU newbuilding due for delivery in the last quarter of 2017. Although the majority of our vessels do not currently have term charter coverage, we expect to see an increase in demand for LNG carriers during 2016. This is as a result of new LNG production from projects in Australia and the U.S., some of which have already commenced production, and the expected re-start of existing production facilities.
As of December 31, 2015, we had cash and cash equivalents (inc short-term receivables) of $513.8 million, of which $408.6 million is restricted cash. Included within restricted cash is $280 million in respect of the issuance of the letter of credit to our GoFLNG project partners, $92.8 million cash collateral on our Total Return Swap, and the balance mainly relates to the cash belonging to ICBC lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 21 "Restricted Cash" of our Consolidated Financial Statements contained herein for additional detail.
Since December 31, 2015, significant transactions impacting our cash flows include:
Receipts:

•	In April 2016, we drew down on an additional $25 million in respect of the Tundra lease facility with CMBL which increased the drawn down on this facility to approximately $230 million;

•	In March 2016, we completed the refinancing of the Seal, which provided approximately $50 million excess cash to liquidity;

•
In February 2016, we agreed to sell our equity interests in the company that is the disponent owner and operator of the FSRU, the Golar Tundra, pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar Partners. The purchase consideration was $330.0 million for the vessel (including charter), less approximately $230.0 million of net lease obligations under the bank financing of the vessel to be assumed, and other purchase price adjustments. In connection with the execution of the purchase agreement, we received $30 million from Golar Partners as a deposit. In April 2016, Golar Partners signed a new $800.0 million senior secured credit facility, of which part of the proceeds will settle the remaining part of the cash purchase price for the acquisition of the Golar Tundra. Drawdown of this facility and the closing of the Golar Tundra transaction is expected in May 2016; and

•
In February 2016, Golar Partners made a cash distribution of $0.5775 per unit in respect of the quarter ended December 31, 2015, of which we received $13.2 million in relation to our interests in the common units, subordinated units, 2% general partner interest and IDRs held at the record date.

Payments:

•
Payments for our FLNG conversions are made in installments in accordance with our contract with Keppel. A further $306.1 million of conversion payments are due within the year ended December 31, 2016. By virtue of the GoFLNG Hilli - pre-delivery facility we executed in September 2015 (described further below), we are able to time our drawdown on this facility with payments made, resulting in a cash neutral effect;

•	As of April 27, 2016, we have made $19.4 million of scheduled debt repayments during 2016. This excludes the debt repayments relating to the refinancing of the Seal as discussed above; and

•	During 2016 through to April 27, 2016, we have made dividend payments to our shareholders totaling $46.7 million in respect of the third and fourth quarters of 2015.

Of our credit facilities close to maturity, our convertible bonds are due to mature in March 2017. As of December 31, 2015, the debt outstanding in respect of our convertible bonds was $243.4 million. We are progressing discussions with various financial institutions to explore our financing options. Several proposals including a possible extension have been tabled by both third parties and existing bondholders. Furthermore, other options being considered, take into account that the bonds are currently secured by 13.0 million of our holdings in the subordinated units of Golar Partners. Our total holding of 15.9 million subordinated units are due to convert to common units in the second quarter of 2016.
To satisfy our anticipated working capital requirements over the next 12 months, we are currently in advanced stages of negotiations with financial institutions for the refinancing of an additional two vessels, which will release a further $100 million to liquidity.We may consider financing other vessels if required. While we have no reason to believe that we will not be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition to the vessel financings, if market and economic conditions are favorable, we may also consider issuance of corporate debt to increase liquidity. We are also considering the separation of a combined downstream business and FSRUs. The aim of this will be to explore and develop new LNG based power solutions. Such a concept could involve the sale of part of our interest in such franchise. This initiative has been discussed with various potential stakeholders who in turn have shown significant interest. We consider these plans and options to meet our anticipated working capital requirements to be realistic and achievable.
Accordingly, we believe based on our plans as outlined above we will have sufficient facilities to meet our anticipated liquidity requirements for our business, for at least the next twelve months as of December 31, 2015 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so. We have a proven track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. Recent successes include the refinancing of the Seal facility in March 2016, and the Viking facility in December 2015.
We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as $nil revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent pay out, and accordingly are confident of our ability to manage through the near term cash requirements.
Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects, other projects, one FSRU newbuilding and repayment of long-term debt balances. Potential sources of funding for our medium and long-term liquidity requirements include new loans, sale and leaseback arrangements, refinancing of existing arrangements, public and private debt offerings, sales of our interests in our vessel-owning subsidiaries operating under long-term charters and sales of our holding in the common units of Golar Partners.

In connection with the conversion of the Hilli to a FLNG vessel, we entered into agreements with CSSCL for a pre-delivery credit facility and a post-delivery sale and leaseback financing. The financing structure should fund up to 80% of the project cost and will be split into two phases. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion, and the second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate $960 million. We expect that all remaining conversion and site specific costs will be satisfied by this financing arrangement. To date, we have drawn $150 million under the pre-delivery facility based on $650 million of expenditures on the Hilli conversion. Drawdowns under this facility are submitted in tranches of $50 million, or above $50 million in increments of $25 million. Accordingly, the next opportunity to drawdown will occur once our total investment in the Hilli has reached $700 million. As of April 27, 2016, the outstanding capital commitments in relation to the Hilli conversion was $585.5 million. Refer to note 27 ''Debt'' of our Consolidated Financial Statements included herein for additional detail.

We have also executed FLNG conversion contracts for both the Gimi and, more recently, the Gandria. Both vessel conversion contracts provide us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to December 31, 2016, will allow the termination of the contracts and recovery of previous milestone payments, less cancellation fees. We are currently in discussions with Ophir with respect to long-term employment of the Gandria as an FLNG vessel. In anticipation of a positive outcome to these discussions, we have commenced negotiations with various financial institutions with respect to the financing for the conversion of the Gandria to a FLNG vessel. However, in connection with the Gimi, and in view of the prevailing uncertainty in the energy markets, we do not intend to accelerate her conversion before satisfactory financing and/or firm client contracts are in place.

As of the current date, we have one remaining unfinanced FSRU newbuild with scheduled delivery expected in the last quarter of 2017. Consistent with the previous construction agreements with Samsung, the contract features milestone payment schedules with back-ended weighting on the delivery installments. As of April 27, 2016, the outstanding capital commitment in relation to this newbuilding was $216.5 million. Whilst the FSRU newbuild is currently unfinanced, we believe we will be able to secure financing at affordable terms and rates due to our past experience and successes.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year Ended December 31,
	2015	2014	2013
(in millions of $)
Net cash (used in) provided by operating activities	(344.6)	24.9	67.7
Net cash used in investing activities	(256.0)	(1,429.3)	(533.1)
Net cash provided by financing activities	514.4	1,470.5	166.0
Net (decrease) increase in cash and cash equivalents	(86.2)	66.1	(299.4)
Cash and cash equivalents at beginning of year	191.4	125.3	424.7
Cash and cash equivalents at end of year	105.2	191.4	125.3

In addition to our cash and cash equivalents noted above, as of December 31, 2015, we had restricted cash and short-term receivables of $408.6 million. The restricted cash was comprised principally of (i) $280 million cash collateral deposited in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project; (ii) $92.8 million in relation to the cash collateral requirements in relation to our total return equity swap; (iii) $35.5 million held by the ICBC lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (see note 4 to our Consolidated Financial Statements included herein for further detail).

Net cash (used in) provided by operating activities

Cash utilized by operations increased by $369.5 million to $344.6 million in 2015 compared to cash generated of $24.9 million in 2014. The decrease in 2015 was primarily due to (i) restricted cash net outflows of $280.0 million relating to the cash collateral deposited in relation to the issuance of a $400 million letter of credit by a financial institution to our project partners involved in the Hilli FLNG project in connection with the execution of the revenue (tolling) contract. Accordingly, this cashflow has been classified as operating; and (ii) the continued softening of the LNG shipping market which resulted in an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market. Our exposure to the spot market increased further following the delivery of our eleven newbuilds delivered between 2014 and 2015, and the charter back of two vessels, the Golar Grand and the Golar Eskimo, from Golar Partners (arising from agreements dating back to the original disposals of the respective vessel interests to the Golar Partners) for periods in 2015, which were also key contributory factors. In addition, total dividend receipts of $52.8 million in 2015 received from our various classes of equity investments in Golar Partners fell by $9.2 million, compared to $62.0 million in 2014. This reduction is explained by our sale of 7,170,000 of Golar Partners' common units in a secondary offering in January 2015.

Cash generated from operations decreased by $42.8 million to $24.9 million in 2014 compared to $67.7 million in 2013, primarily due to the continued softening of the LNG shipping market resulting in an overall decline in charter rates and lower utilization rates of our vessels trading on the spot market. In 2014, we took delivery of seven of our newbuildings (including the Golar Igloo prior to her disposal to Golar Partners). All of our newbuildings operating on the spot market thus were affected by commercial waiting time in 2014. This was partly mitigated by the receipt of dividends of $62.0 million in total from our various classes of equity investments in Golar Partners.

Net cash used in investing activities

Net cash used in investing activities of $256.0 million in 2015 comprised mainly of:

•
newbuild installment payments of $559.7 million, reflecting the final installments due upon delivery of four of our newbuildings in 2015 (including the Golar Eskimo prior to her disposal to Golar Partners in January 2015). This contrasts to the seven newbuildings delivered in 2014 which resulted in significantly higher installment payments in 2014;

•milestone payments of $111.6 million relating to the FLNG conversion of the Hilli;

•
restricted cash net outflows of $25.3 million which is mainly attributable to the increase in the cash collateral requirements on our total return equity swap as a result of the volatility and temporary decline in the Company's share price during 2015;

•
payment of $20 million relating to the acquisition of the LNG carrier, the LNG Abuja, less the proceeds of $19 million, received upon the disposal of the vessel in July 2015, resulting in an overall net cash outflow of $1 million; and

•	open market purchases of common units in Golar Partners amounting to $5 million in the third quarter of 2015.

This was partially offset by:

•
an aggregate of $226.9 million cash proceeds received from Golar Partners in respect of the disposal of our 100% interests in the companies that own and operate the Golar Eskimo in January 2015. This provided an initial cash payment of $6.9 million. In addition, we received a further $120 million in June 2015, with the balance of $100 million received in November 2015, in connection with the vendor bridging financing we provided to Golar Partners at the time of the sale;

•	Net proceeds of $207.4 million received from the sale of 7,170,000 Golar Partners common units in a secondary offering in January 2015; and

•	receipts of $20 million from Golar Partners in settlement and expiry of the short-term revolving credit facility granted at the time of Golar Partners’ IPO.

Net cash used in investing activities of $1,429.3 million increased considerably in 2014 from $533.1 million in 2013 primarily due to:

•	higher installment payments made in respect of our newbuilds, following the delivery of seven newbuilds (including the Golar Igloo prior to her disposal to Golar Partners in March 2014);

•	milestone payments of $313.6 million relating to the FLNG conversion of the Hilli;

•	payments to other long-term assets of $49.9 million relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG;

•	increases in restricted cash and short-term receivables of $48.0 million primarily due to cash collateral provided against our total return equity swap we entered into in December 2014; and

•	a short-term loan of $20 million we granted to Golar Partners.

This was partially offset by consideration of $155.3 million received from Golar Partners in respect of the sale of Golar Igloo in March 2014.

Net cash used in investing activities of $533.1 million in 2013 comprised mainly of:

•	installment payments of $733.4 million made in respect of our newbuilds;

•	net increases to our restricted cash and short-term receivables of $25.0 million which was mainly attributable to performance bonds for certain projects awarded to us in 2013;

•	granting of a short-term loan to a third party of $12.0 million, of which $2.5 million was repaid in 2013;

This was partially offset by:

•	consideration of $119.9 million received from Golar Partners in respect of the sale of Golar Maria in February 2013;

•	proceeds of $99.2 million from the partial sale of our interest in the Golar Partners common units in December 2013; and

•	proceeds of $34.5 million from the disposal of our high-yield bond participation in Golar Partners.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and new equity issuance offset by debt repayments.    Net cash provided by financing activities in 2015 of $514.4 million was primarily a result of the following:

•
aggregate proceeds of $738.8 million drawn down by our lessor VIEs under their respective loan arrangements to fund the final installments due upon delivery of our four newbuildings (Golar Kelvin, Golar Snow, Golar Ice and Golar Tundra), less payment of related financing costs of $13.2 million;

•	proceeds of $62.5 million from the new Golar Viking (2015) facility, which we entered into upon repossession of the Golar Viking from Equinox in December 2015;

•	proceeds of $50 million from a related party in November 2015 under a short-term, interest bearing credit facility (we repaid the outstanding balance of $50 million in December 2015); and

•	proceeds of $50 million representing the first draw down of the GoFLNG Hilli pre-delivery facility for the reimbursement of FLNG conversion costs already paid.

This was partially offset by:

•
loan repayments of $165.4 million (excluding the amounts repaid under the related party $50 million short-term credit facility referred to above). Of this amount, $82 million relates to the settlement of the balance outstanding on the Viking loan facility of $82 million in preparation of the sale of the vessel in February 2015 to Equinox;

•	payment of dividends of $121.4 million;

•
net cash outflows of restricted cash of $32.3 million, representing primarily cash balances as held by ICBC or CMBL VIE lessors, which we are required to consolidate as VIEs under US GAAP (refer to note 4 "Variable Interest Entities" to the Consolidated Financial Statements contained herein); and

•	purchases of treasury shares in the Company amounting to an aggregate cost of $12.3 million.

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

•	$185.6 million drawn down under ICBC finance leasing arrangement to fund the final installment payment of the Golar Glacier by its owner, 1401 Limited;

•	proceeds from the new Golar Arctic facility of $87.5 million, which was used to repay the existing Golar Arctic facility due in January 2015;

•
$67.6 million draw down from the short term facility to fund the LNG cargo trade during the first quarter of 2014. This was paid subsequently in April 2014 with the receipt of $71.6 million upon settlement of the related LNG cargo trade receivable; and

•	proceeds of $40.6 million as shareholder loans from KSI and B&V to fund the Hilli conversion.

Partially offset by:

•	payment of dividends during the year of $156.0 million; and

•	repayment of short-term and long-term debts (including debt due to related party) of $239.9 million.

Net cash provided by financing activities in 2013 of $166.0 million was primarily a result of the following:

•	$256.4 million draw down in respect of our $1.125 billion facility to fund the final installment payments of the Golar Seal and Golar Celsius delivered in October 2013;

•	$50.0 million drawdown on our World Shipholding revolving credit facility;

Partially offset by:

•	payment of dividends during the year of $109.0 million;

•	payment of financing costs of $22.6 million in respect of our $1.125 billion facility entered into July 2013; and

•	scheduled repayments of $9.4 million on our long-term debt.

Borrowing Activities

Long-Term Debt

As of December 31, 2015, we had total long-term debt outstanding of $1.9 billion that consisted of the following:

(in thousands of $)	2015	Maturity date
Golar Arctic facility	80,200	2019
Convertible bonds	243,369	2017
Hilli shareholder loans:
- Keppel loan	44,066	2027
- B&V loan	5,000	2027
GoFLNG Hilli facility	50,000	2017
Golar Viking (2015)	62,500	2020
$1.125 billion facility:
- Golar Seal facility	106,612	2018/2025*
- Golar Celsius facility	107,020	2018/2025*
- Golar Crystal facility	111,941	2019/2026*
- Golar Penguin facility	118,144	2019/2026*
- Golar Bear facility	118,524	2019/2026*
- Golar Frost facility	120,357	2019/2026*
Subtotal	1,167,733
ICBC VIE loans:
- Golar Glacier facility	177,176	2016/2024**
- Golar Snow facility	178,566	2016/2025**
- Golar Kelvin facility	182,540	**
- Golar Ice facility	172,046	**
	1,878,061

* The commercial loan tranche matures at the earlier of the two dates, with the remaining balancing maturing at the latter date.

** This represents the total loan facilities drawn down by subsidiaries of ICBC which we consider as VIEs. We determined that we are the primary beneficiary of these VIEs, as we are expected to absorb the majority of the VIEs’ losses and residual gains associated with the vessels sold and leased backed from them. Accordingly, these VIEs and their related loan facilities are consolidated in our results.

Our outstanding debt of $1.9 billion as of December 31, 2015, is repayable as follows:

Year ending December 31
(in thousands of $)
2016	501,618
2017	386,008
2018	94,968
2019	145,968
2020	124,126
2021 and thereafter	625,373
Total	1,878,061

The following is a summary of our credit facilities. See note 27 “Debt” to our Consolidated Financial Statements included herein for additional information relating to our credit facilities.

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing the purchase of the Golar Arctic. The facility bore interest at LIBOR plus a margin of 0.93% and was repayable in quarterly installments over a term of seven years with a final balloon payment of $86.3 million due in January 2015. In December 2014, this facility was fully repaid and we simultaneously entered into another secured loan facility with the same lender for $87.5 million. Under the new Golar Arctic facility, interest is at LIBOR plus a margin of 2.25% and is repayable in quarterly installments over a term of five years with a final balloon payment of $52.8 million due in December 2019.

Golar Viking (2015)

In December 2015, we entered into a $62.5 million secured loan facility, with certain lenders, to finance the Golar Viking upon repossession of the vessel from Equinox. The facility is repayable in quarterly installments over a term of five years with a final balloon payment of $37.8 million due on the final repayment date in December 2020. This facility bears interest at LIBOR plus a margin of 2.5%.

Convertible bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. On inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55.0. We declared dividends of $1.40 and $1.80 relating to the years ended December 31, 2015 and 2014, respectively. The conversion price was adjusted from $48.40 to $45.82 effective on December 31, 2015.

We have a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 5,456,132 shares would be issued if the bonds were converted at the conversion price of $45.82 as at December 31, 2015.

The bond may be converted to our ordinary shares by the holders at any time starting on the forty-first business day of the issuance until the tenth business day prior to March 7, 2017.

GoFLNG Hilli facility

In September 2015, in connection with the conversion of the Hilli to a FLNGV, we entered into agreements with a subsidiary of CSSCL for a pre-delivery credit facility and post-delivery sale and leaseback financing. The post-delivery sale and leaseback financing is dependent upon certain conditions precedent before execution of the sale and leaseback.

Hilli pre-delivery facility

Under the pre-delivery credit facility, a subsidiary of CSSCL will lend us up to $700 million or 60% of the initial project budget for the conversion of the Hilli to partly finance the costs of conversion. The credit facility is non-amortizing with the principal payable at the earlier of August 30, 2018 or sale of the converted Hilli to a subsidiary of CSSCL under the sale and leaseback arrangement (described below under “Hilli post-delivery sale and leaseback financing”). The facility bears interest at a fixed rate of 6.25% per annum. As of December 31, 2015, the balance outstanding under the pre-delivery facility was $50 million. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend.

Hilli post-delivery sale and leaseback financing

Pursuant to a memorandum agreement with a subsidiary of CSSCL, we have agreed to sell the converted Hilli upon satisfaction of certain conditions precedent on or before August 30, 2018, for the purchase price of $1.2 billion with 20% of the purchase price immediately being applied as an upfront amount payable under a bareboat charter. The proceeds of this sale will be used, in part, to pay off the Hilli pre-delivery financing described above. We will subsequently lease back the vessel on a bareboat charter for a term of 10 years. We have options to repurchase the vessel throughout the charter term, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

Hilli shareholder loans

Keppel loan

In September 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with 'KSI, a subsidiary of Keppel, to sell 10% of its ownership in Hilli Corp for $21.7 million. The consideration paid by KSI comprised of the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $21.7 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan are payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance. From September 2014 to December 31, 2015, additional cash calls were issued to meet funding requirements relating to the conversion of the Hilli to a FLNG. However, during 2015, due to surplus cash balances it was agreed by the Hilli Corp shareholders to return an amount of surplus cash to both KSI and Golar. The amount to be returned to KSI was $9 million and resulted in a decrease in the Keppel loan by the same amount, although the $9 million surplus cash to be returned to KSI remained outstanding as of December 31, 2015 and is captured within “Other current liabilities” in our consolidated financial statements. As of December 31, 2015, the balance outstanding under the Keppel shareholder loan was $44.1 million.

B&V loan

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with B&V to sell approximately 1% of the registered issued share capital of Hilli Corp for $5.0 million. The consideration paid by B&V comprised the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $5.0 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan are payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance.

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

The K-Sure tranche is funded by a consortium of lenders of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment of $131.0 million depending on drawdown dates on certain vessels. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche.

The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel. Upon delivery of a newbuild, we have the ability to drawdown on the facility. On drawdown, the vessel will become secured against the facility. A commitment fee is chargeable on any undrawn portion of this facility. As at December 31, 2015, all eight vessels had been delivered and the facility had been fully drawn down.

Date of drawdown	Vessel	$1.125 billion facility	Amount drawn down
October 2013	Golar Seal*	$133.2 million	$127.9 million
October 2013	Golar Celsius	$133.2 million	$128.4 million
May 2014	Golar Crystal	$133.2 million	$127.9 million
September 2014	Golar Penguin	$133.2 million	$128.9 million
September 2014	Golar Bear	$133.2 million	$129.3 million
October 2014	Golar Frost	$134.8 million	$131.3 million
February 2014	Golar Igloo**	$161.3 million	$161.3 million
December 2014	Golar Eskimo***	$162.8 million	$162.8 million
As at December 31, 2015		$1.125 billion	$1.098 billion

* In March 2016, we completed the refinancing of the Seal, which provided approximately $50 million excess cash to liquidity.
** In March 2014, we sold the Golar Igloo to Golar Partners. The Golar Igloo debt of $161.3 million was assumed by Golar Partners.
*** In December 2014, we entered into a sale and purchase agreement with Golar Partners to sell the companies that own and operate the Golar Eskimo. Therefore, as of December 31, 2014, we classified the Golar Eskimo debt as "Liabilities held-for-sale" in our consolidated balance sheet. In January 2015, we completed the sale of our interests in the companies that own and operate the Golar Eskimo to Golar Partners. The adjusted consideration for the sale was $388.8 million less Golar Partners’ assumption of the Golar Eskimo debt (see note 6 to our Consolidated Financial Statements included herein).

VIE loans

The following loans relate to ICBC and CMBL lessor entities that we consolidate as VIEs. Although we have no control over the funding arrangements of these, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. Refer to note 4. Variable Interest Entities of our consolidated financial statements for additional information. These lessor entities are special purpose vehicles, or SPVs.

While we do not hold any equity investments in these SPVs, we concluded that they are variable interest entities, or VIEs. In that assessment, our analysis included both quantitative and qualitative considerations as to whether we have the variable interests in these lessor entities and whether the variable interest entity consolidation model applies. Our assessment of the quantitative analysis is based on the equity structure and our rights and obligations resulting from the agreements and while our qualitative analysis focuses on the nature of the investment, the purpose and design of a legal entity, organizational structure including decision-making ability and relevant financial agreements.

We determined that we are the primary beneficiary of these VIEs, as we are expected to absorb the majority of the VIEs’ losses and residual gains associated with the vessels. Accordingly, these VIEs and their related loan facilities, described below, are consolidated in our results.

ICBC VIE Loans

We executed a four vessel sale and leaseback transaction with ICBC in February 2014. The loan facilities for each of the four vessels were drawn down by subsidiaries of ICBC upon the sale by our subsidiaries of the Golar Glacier in October 2014, the Golar Snow and the Golar Kelvin in January 2015 and the Golar Ice in February 2015 to these ICBC subsidiaries.

Golar Glacier facility

In October 2014, the special purpose vehicle ("SPV"), Hai Jiao 1401 Limited, which owns the Golar Glacier, entered into secured financing agreements for $184.8 million consisting of a senior and junior facilities which are denominated in USD. The senior loan facility of $153 million is a 10 year non-recourse loan provided by ICBC Brussels, with first priority mortgage on the Golar Glacier. The senior loan facility bears interest at LIBOR plus a margin and is repayable in semi-annual installments with a balloon payment on maturity. The short-term junior loan facility of $31.8 million is provided by ICBCIL Finance Co., a related party, of ICBCL. The junior loan facility bears interest at 6% and is repayable on demand.

Golar Snow facility
In January 2015, the SPV, Hai Jiao 1402 Limited, which owns the Golar Snow, entered into secured financing agreements for $182.6 million consisting of a senior and junior loan facilities which are denominated in USD. The senior loan facility of $160.0 million is a 10 year non-recourse loan provided by ICBC Brussels, with a first priority mortgage on the Golar Snow. The senior loan facility bears interest at LIBOR plus a margin and is repayable in semi-annual installments with a balloon payment on maturity. The junior loan facility of $22.6 million is provided by ICBCIL Finance Co., a related party of ICBCL. The junior loan facility bears interest at 6% and is repayable on demand.

Golar Kelvin facility
In January 2015, the SPV, Hai Jiao 1405 Limited, which owns the Golar Kelvin, entered into a secured financing agreement for $182.5 million consisting only of a junior loan facility. The junior loan facility is provided by ICBCIL Finance Co., a related party of ICBCL. The loan facility is also denominated in USD and bears interest at 6% and is repayable on demand.

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice, entered into secured financing agreement for $172.0 million consisting only of a junior loan facility. The junior loan facility is provided by Skysea Malta Capital, a related party of ICBCL. The loan facility is also denominated in USD and bears interest at 3.0% and is repayable on demand.

CMBL VIE

In November 2015, we sold the Golar Tundra to a subsidiary of China Merchant Bank Financial Leasing, or CMBL, and simultaneously entered into a bareboat charter to lease back the vessel for a term of up to ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the third anniversary of commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year term.

CMBL VIE Loan (classified within held-for-sale liabilities)

In November 2015, the SPV, Sea 24 Leasing Co Ltd, which owns the Golar Tundra, entered into a secured financing agreement. The loan facility is denominated in USD, bears interest at LIBOR plus a margin and is repayable in 2016. As of December 31, 2015, we have classified the debt associated with the Golar Tundra as "Liabilities held-for-sale" in our consolidated balance sheet. See note 19. "Held-for-sale" to the Consolidated Financial Statements, contained herein for additional detail.

Debt restrictions

Certain of our debt are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current asset to liability ratio and equity ratio covenants and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar Partners loan and lease agreements.

In addition to mortgage security, some of our debt is also collaterized through pledges of equity shares by our guarantor subsidiaries. We have also pledged 13.0 million of our holdings in the subordinated units of Golar Partners against our convertible bonds.

In April 2016, we received a waiver relating to our requirement to comply with the financial covenant contained in our $1.125 billion facility relating specifically to the financing of the Golar Seal and the Golar Celsius. The covenant requires that on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained. Subsequent to the year end, pursuant to the refinancing of the Golar Seal newbuild facility, this covenant is no longer applicable, and in relation to the Golar Celsius, the requisite cash deposit was made such that we were in compliance with this covenant. Except for this covenant, we were in compliance with all our covenants under our various loan agreements.

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

Interest rate swap agreement

As of December 31, 2015, we have interest rate swaps with a notional amount of $1.3 billion representing approximately 66.6% of our total debt. Our swap agreements have expiration dates between 2018 and 2021 and have fixed rates of between 1.13% and 1.94%. The total unrealized loss recognized in the consolidated statement of operations relating to our interest rate swap agreement in 2015 was $12.8 million.

Total return swap agreement

In December 2015 we entered into a total return swap, or TRS, agreement related to 3.2 million of our common shares, which is indexed to our own common shares. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $18.75. The total unrealized loss recognized in the consolidated statement of operations relating to our TRS agreement in 2015 was $67.9 million.

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

In addition to the above TRS transaction, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS transaction indexed to our own common shares was our only TRS agreement as of December 31, 2015.

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

Capital Commitments

FLNG conversion

In May 2014, we entered into an agreement with Keppel for the conversion of the Hilli to a FLNG. In September 2014, the Hilli entered the shipyard to commence her conversion. The primary suppliers are Keppel and Black & Veatch. Accordingly, as of April 27, 2016, we are committed to incurring costs in connection with the conversion of the Hilli into a FLNG. As of the dates indicated, the estimated timing of the remaining commitments in connection with the Hilli conversion are as below:

(in thousands of $)	April 27, 2016
Payable within 8 months to December 31, 2016	211,134
Payable within 2017	374,375
585,509

We have also entered into agreements with Keppel for the conversion of the Gimi and the Gandria to FLNGs, in December 2014 and July 2015, respectively. However, both vessel conversion contracts provide us flexibility wherein certain beneficial cancellation provisions exist, where if exercised prior to December 31, 2016, will allow the termination of the contracts and recovery of previous milestone payments, less cancellation fees. Accordingly, as we have not yet lodged our final notice to proceed on either the Gimi and the Gandria conversion contracts, we have excluded their effect from the capital commitments table above. If we decide to lodge our final notices to proceed, we expect to incur total conversion costs of approximately $1.2 billion and $1.5 billion for the Gimi and the Gandria, respectively. Of this, approximately $700.0 million for the Gimi and $1.0 billion for the Gandria, will be contractual.

Newbuilding contracts

As of April 27, 2016, we have a newbuilding commitment for the construction of one FSRU, expected to be delivered in November 2017. The following table sets out as at April 27, 2016, the estimated timing of the remaining commitment under our present newbuilding contract. Actual dates for the payment of installments may vary due to progress of the construction.

(in millions of $)	April 27, 2016
Payable within 8 months to December 31, 2016	30.9
Payable within 2017	185.6
216.5

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See note 2 "Accounting Policies" to our Consolidated Financial Statements included herein.

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

Pool revenues are recognized on a gross basis representing time charter revenues earned by our vessels participating in the pool. Revenue is recognized on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

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

During 2015, we considered the significant number of newbuildings delivered towards the end of 2013 through to 2014 and 2015 and the continued softening in the LNG shipping market as potential indicators of impairment. We assessed the potential impairment of our vessels by comparing the undiscounted cash flows of our vessels to their carrying values over the existing service potential of our vessels. For the Hilli, following her entry into the shipyard and commencement of her conversion into a FLNG in September 2014, the cash flows of the Hilli were determined using cash flow projections based on assumptions that the vessel is being converted and will be operated as an FLNG. Our key assumptions include cash flow projections relating to pricing and volume, operating costs, and levels of future capital investment. We based our assumptions on external market data wherever possible and internal technical expertise. Other assumptions are based upon our feasibility studies, that she operates as intended and project forecasts based upon our understanding of the economics of future FLNG projects. Our assessment concluded that no impairment of the Hilli existed as at December 31, 2015, as the fair value of this vessel was substantially higher than its carrying value.

For the Gimi and the Gandria, the projected net operating cash flows for each vessel were determined by considering the estimated daily time charter equivalent for vessels upon reactivation and operation as FSUs over the vessels' economic estimated life. Time charter equivalent for the vessels is assessed based on information on existing charters in the market for FSUs. After reactivation, it is expected that the vessels will be operational for five years. Expected outflows for vessel reactivation costs and vessel operating expenses are based on estimates based on internal technical knowledge and assume an average annual inflation rate of 2.5%.

For the Golar Arctic, the projected net operating cash flows were determined by considering the estimated daily time charter equivalent for vessels operating as an FSU over the vessel’s remaining estimated life. Time charter equivalent for the vessels is assessed based on information on existing charters in the market for FSUs. Expected outflows for the vessel’s drydockings and vessel operating expenses are based on our historical average operating costs and assume an average annual inflation rate of 2%.

Our assessment concluded that step two of the impairment analysis was not required for all three vessels (the Gimi, the Gandria and the Golar Arctic) and no impairment of the vessels existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded their carrying values.

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

In 2014 and 2013, impairment charges of $0.5 million for each of those years, were recognized in respect of parts ordered for the FSRU conversion project that were not required for the retrofitting of the Golar Spirit. In 2015, these spare parts were fully impaired resulting in an impairment charge of $2.0 million.

Vessel Market Values

In the above "Vessels and Impairment," we discussed our policy for assessing impairment of the carrying values of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

With respect to ascertaining the fair market value of our owned vessels, we believe that the LNG carrier, FSRU, FSU and FLNG markets are illiquid, difficult to observe and therefore judgmental. Our valuation approach is to make an estimate of future net cash flows, with particular respect to cash flows derived from pre-existing contracts with counterparties from our vessels on long-term charters. The principal assumptions we have used in this regard are:

•	Cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels and knowledge of similar agreements with other vessels in our fleet;

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

•
For our LNG carriers that are currently in lay-up but designated for conversion to FLNGs, we have based our estimates upon the results of our feasibility study and projects under the assumption that these vessels will be utilized as FSUs until they meet the criteria to be classified as assets under development and estimates will be according to our understanding of the future FLNG economics, which include assumptions such as pricing and volume, operating cost, and levels of future capital investment.

While we intend to hold and operate our vessels, were we to hold them for sale, the fair market value of our owned vessels, except for the Golar Arctic, would not be lower than their respective historical book values presented as of December 31, 2015. The carrying value of the Golar Arctic exceeded its market value by approximately $35 million. Our estimates of fair market values assume that we would sell each of our owned vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that each owned vessel would be sold at a price that reflects our estimate of its current fair market value. Our estimates of fair market values assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. As we obtain information from various sources of objective data and internal assumptions, our estimates of fair market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future fair market value of our vessels or prices that we could achieve if we were to sell them.

Depreciation and Amortization

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The economic life of LNG carriers worldwide has generally been estimated to be between 35 and 40 years, which is consistent with the estimated economic useful life of our vessels of 40 years. The estimated life of our vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet's historical performance. We amortize our deferred drydocking costs over two to five years on a straight-line basis based on each vessel's next anticipated drydocking.

If the estimated economic life or estimated residual value of a particular vessel is incorrect, or circumstances change and the estimated economic life or/ residual value have to be revised, an impairment loss could result in future periods. We monitor the carrying values of our vessels and revise the estimated useful lives and residual values of any vessels where appropriate.

Consolidation of Lessor VIE entities

As of December 31, 2015, we leased five vessels under finance leases from wholly owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

Impairment of investments in Golar Partners

As of December 31, 2015, the aggregate carrying value of our investments in Golar Partners was $529.9 million, which represents our total ownership interest in the Partnership of 30.7% and the IDRs. We account for our interests in the subordinated units under the equity method, the common units as available-for-sale and the general partner units and IDRs as cost-method investments. The estimated market value of these investments are determined with reference to the quoted price of the common units, but adjusted to reflect the different rights associated with each class of investment. Due to the decline in the quoted price of the common units since the third quarter of 2015, the fair value of our investments in Golar Partners has been below its carrying value. As of December 31, 2015, the quoted unit price was $13.38, subsequently increasing to a high of $16.21 and low of $8.02. In relation to our investments we are required to recognize an impairment loss where it is determined to be “other than temporary.”  However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven by industry trends specifically the decline in oil prices, which has resulted in a general negative sentiment towards oil and gas stocks and its status  as a MLP which has suffered in response to cuts in distributions by other MLPs in the sector. We believe, this is not a reflection of the Partnership’s profitability, strong financial position or its ability to maintain distributions given the Partnership’s fleet currently all operate under medium and long-term charters with fixed charter rates, which has historically contributed to secure and stable operating cashflows. Thus as we have both the ability and intent to hold our investments in the Partnership no impairment has been recognized in 2015 in relation to these investments.

Recently Issued Accounting Standards

Adoption of new accounting standards

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

The Standard is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. As early adoption was permitted, we decided to early adopt the standard. As a result, while we classified the Golar Viking as an asset held-for-sale and the Golar Eskimo’s assets and liabilities as held-for-sale in our consolidated balance sheet in 2014, we did not present these as discontinued operations in our consolidated financial statements as these did not meet the definition of discontinued operations under the new guidance. See note 19 “Held For Sale” to our Consolidated Financial Statements included herein.

In November 2015, the FASB issued amendments to ASC 740, requiring classification all of deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The guidance is effective for financial statements issued for annual periods beginning after 15 December 2016, and interim periods within those annual periods. For all other entities, the guidance is effective for financial statements issued for annual periods beginning after 15 December 2017, and interim periods within annual periods beginning after 15 December 2018. However, early adoption in permitted. We have elected to adopt the guidance prospectively for annual periods beginning 1 January 2015.

Accounting pronouncements to be adopted

In June 2014, the FASB issued guidance for compensation - stock compensation, accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. Under ASC 718, compensation - stock compensation, a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition. As a result, the target is not reflected in the estimation of the award’s grant date fair value. Compensation cost would be recognized over the required service period, if it is probable that the performance condition will be achieved. This guidance was issued to resolve diversity in practice. The guidance is effective for annual periods beginning after December 15, 2015 and interim periods within those annual periods. Early adoption is permitted. The guidance should be applied prospectively to awards that are granted or modified on or after the effective date. Entities also have the option to apply the amendments on a modified retrospective basis for performance targets outstanding on or after the beginning of the first annual period presented as of the adoption date. An entity that elects to use this approach should record a cumulative-effect adjustment as of the beginning of the first period presented, and use of hindsight is permitted. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

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

In January 2015, the Financial Accounting Standards Board or FASB issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to ASC 810 requiring re-evaluation of all legal entities under the revised consolidation model. Specifically, the amendments:

•	modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	eliminate the presumption that a general partner should consolidate a limited partnership;

•	affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. We have chosen not to early adopt. Had we early adopted, debt issuance costs of $42.1 million as of December 31, 2015 (2014: $26.8 million) would have been reclassified from 'Deferred charges' to a direct deduction from 'Current portion of long-term debt' and 'Long-term debt'.

ASC 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments using the practical expedient are categorized within the fair value hierarchy according to the date when the investment is redeemable. In May 2015, the FASB issued amendments to ASC 820 which have the effect of a) removing the requirement to categorize these investments and b) limiting disclosures of these investments. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued a new topic ASC 606, Revenue from Contracts With Customers. The intention of the topic is to harmonize revenue recognition requirements with the newly issued standard, IFRS 15, by the International Accounting Standards Board (IASB). The initial effective date for public business entities was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued an amendment to ASC deferring the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

In September 2015, the FASB issued amendments to ASC 805.The guidance eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance is effective for fiscal years, including interim periods within those fiscal years, beginning after 15 December 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

In March 2016, the FASB issued guidance (“Topic 842”) to increase transparency and comparability among organizations by requiring i) recognition of lease assets and lease liabilities on the balance sheet and ii) disclosure of key information about leasing arrangements. The accounting applied by lessors under Topic 842 is largely unchanged from previous GAAP. Some changes to the lessor accounting guidance were made to align both of the following: i) the lessor accounting guidance with certain changes made to the lessee accounting guidance and ii) key aspects of the lessor accounting model with revenue recognition guidance. Topic 842 will be effective for fiscal years and interim periods beginning after December 15, 2018, and early adoption is permitted. A modified retrospective approach is required for adoption for all leases that exist at or commence after the date of initial application with an option to use certain practical expedients. We are currently assessing whether we will early adopt, and the impact on our financial statements is not currently estimable.

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the section of this item entitled "-Market Overview and Trends" and “Item 4. Information on the Company - B. Business Overview - The Natural Gas Industry.”

E.           Off-Balance Sheet Arrangements

We are also committed to make rental payments under operating leases for office premises under operating leases. The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2015:

(in millions of $)	Total Obligation	Due in 2016	Due in 2017 – 2018	Due in 2019 – 2020	Due Thereafter
Long-term and short-term debt	1,878.1	501.6	481.0	270.1	625.4
Interest commitments on long-term debt and other interest rate swaps (1)	396.4	82.3	128.5	90.1	95.5
Operating lease obligations (2)	52.4	27.7	24.0	0.7	—
Purchase obligations:
Newbuilding (3)	235.1	49.5	185.6	—	—
Egyptian Venture (4)	—	—	—	—	—
FLNG conversion (5)	680.5	306.1	374.4	—	—
Other long-term liabilities (6)	—	—	—	—	—
Total	3,242.5	967.2	1,193.5	360.9	720.9

(1)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.72% and taking into account our various margin rates and interest rate swaps associated with each debt.

(2)
The above table includes operating lease payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. Under the Option Agreement, in the event that the charterer does not renew or extend its charter beyond February 2015, Golar Partners has the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015.

(3)	The total contract cost of our newbuilding was approximately $247.5 million of which, as of December 31, 2015, $235.1 million remains payable in 2016 and 2017.

(4)
As at December 31, 2015, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by the Egyptian Natural Gas Holding Company, or ECGS, as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(5)
This refers to our committed costs for the completion of the conversion of the Hilli into a FLNG. It does not include the Gimi and the Gandria since these vessels have not yet entered into conversion and we have an option to terminate these contracts for a defined fee.

(6)
Our Consolidated Balance Sheet as of December 31, 2015, includes $69.2 million classified as "Other long-term liabilities" of which $36.3 million represents liabilities under our pension plans and $16.5 million represents other guarantees provided to Golar Partners. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See note 3 ''Other Long-Term Liabilitie'' to our Consolidated Financial Statements included herein for additional information regarding our other long-term liabilities.

For details of the Company's outstanding legal proceedings and claims, please see note 38 "Other Commitments and Contingencies" to our Consolidated Financial Statements included herein.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors and secretary as of April 27, 2016.

Name	Age	Position
Daniel Rabun	61	Chairman of our board of directors, director, Audit Committee member and Nomination Committee member
Tor Olav Trøim	53	Director
Fredrik Halvorsen	42	Director
Carl Steen	65	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	51	Director and Compensation Committee member
Lori Wheeler Naess	45	Director and Audit Committee Chairperson
Andrew Whalley	49	Director and Company Secretary

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. He joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Tor Olav Trøim has served as a director of the Company since September 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated with a M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until September 2014. Mr. Trøim also served as a director and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited, Golar LNG Partners LP, Seadrill Partners LLC and as an alternate director of Frontline Ltd until September 2014.

Fredrik Halvorsen has served as a director since February 2015. He is the founder of Ubon Partners, a private investment company focused on technology and growth companies, and chairman of Acano, one of its core holdings. He was CEO and President of Seadrill Management UK from October 2012 until July 2013 and also worked for Frontline Corporate Services Ltd from October 2010 until July 2013. Prior to this, Mr. Halvorsen held various roles including CEO of Tandberg ASA (until the Company was sold to Cisco Systems), senior positions at Cisco Systems Inc. as well as at McKinsey & Company.

Carl Steen has served as a director of the Company since July 2012, and a director of Golar Partners since his appointment in August 2012. Mr. Steen initially graduated in 1975 from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank's Shipping, Oil Services & International division. Currently, Mr. Steen holds directorship positions in various Norwegian and international companies including Wilh. Wilhelmsen Holding ASA and Euronav NV.

Niels Stolt-Nielsen has served as a director since September 2015. Mr. Stolt-Nielsen is a shareholder in Stolt-Nielsen Limited, and has served as a director of Stolt-Nielsen Limited since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. from September 2002 until March 2003. He was the President of Stolt Sea Farm from 1996 until 2001. He has served as Chairman of Avance Gas Holding Ltd. since 2010. Mr Stolt-Nielsen brings with him extensive shipping, customer relations and logistical experience.

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson on February 29, 2016. Ms. Naess was most recently a director with PricewaterhouseCoopers (''PWC'') in Oslo and was a Project Leader for the Capital Markets Group. Between

2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PWC in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant.

Andrew Whalley has served as a director and Company Secretary since February 2015. He is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters. He is currently of Counsel to Alexanders, a Bermuda law firm, and is also an independent consultant providing legal and corporate secretarial services. Mr. Whalley is a director and co-founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalization of documents.

Executive Officers

The following provides information about each of our executive officers as of April 27, 2016.

Name	Age	Position
Gary Smith	61	Chief Executive Officer – Golar Management
Oistein Dahl	55	Chief Operating Officer and Managing Director of GWM
Brian Tienzo	42	Chief Financial Officer – Golar Management
Hugo Skår	48	Chief Technical Officer – Golar Management

Gary Smith rejoined Golar Management as CEO in February 2015. Mr. Smith was previously CEO of Golar Management from April 2006 until July 2009. He has an extensive background in the petroleum industry. Most recently Mr Smith worked for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager, Commercial Shipping. In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects. Mr Smith also served as President and Director of SIGGTO (Society of International Gas Tanker & Terminal Operators) during the period from 2002 to 2005.

Oistein Dahl is our Chief Operating Officer and the Managing Director of GWM. GWM is Golar's own technical management company. Mr. Dahl started at Golar in September 2011. He previously worked for Höegh Fleet, where he was President for four years. He had served at Höegh Fleet for several years and had several positions within vessel management, newbuildings and projects, as well as business development. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society DNV. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

Brian Tienzo has served as the Chief Financial Officer of Golar Management since June 2011. He previously served as the Group Financial Controller of Golar Management from 2008, having joined Golar Management in February 2001 as the Group Management Accountant. From 1995 to 2001 he worked for Z-Cards Europe Limited, Parliamentary Communications Limited and Interoute Communications Limited in various financial management positions. He is a member of the Association of Certified Chartered Accountants. Mr. Tienzo has also served as the Principal Accounting Officer for Golar LNG Partners LP since April 2011.

Hugo Skår has served as Vice President, Project Management for Golar Management since 2004 and became Chief Technical Officer in 2009. Mr. Skår has been responsible for the successful FSRU conversion projects. Mr. Skår has a MSc degree in Naval Architecture. He worked for 9 years at Bergesen (Newbuilding & Project Division) and has extensive experience from newbuilding supervision and VLCC conversions to floating production storage offshore. From 2001 to 2004, he served as Site Manager and Project Manager for the construction of Bergesen's new LNG carriers.

B.      Compensation

For the year ended December 31, 2015, we paid to our directors and executive officers aggregate cash compensation of $2.3 million and an aggregate amount of $0.2 million for pension and retirement benefits. During the year end December 31, 2015, we granted options covering 0.9 million common shares at a weighted average exercise price of $56.63 with an expiration date of 2020. For a description of our stock option plan please refer to the section of this item entitled "E. Share Ownership - Option Plan" below.

In addition to cash compensation, during 2015 we also recognized an expense of $3.7 million relating to stock options issued to certain of our directors and employees. See note 30 “Share Capital and Share Options” to our Consolidated Financial Statements included herein.

C.      Board Practices

Our directors do not have service contracts with the Company and do not receive any benefits upon termination of their directorships. Our board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consists of three members, Lori Wheeler Naess, Daniel Rabun and Carl Steen who are all Company directors. In addition, the board of directors also has compensation and nominations committees, details of which are further described in "Item 16G. Corporate Governance."

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

D.      Employees

As of December 31, 2015, we employed approximately 75 people in our offices in London and Oslo. We also employ approximately 630 seagoing employees. These employees serve both Golar and Golar Partners.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of April 27, 2016. Also shown are their interests in share options awarded to them under our various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Interest in Common Shares		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
Tor Olav Trøim	(1)(2)	(1)(2)	8,251	$5.58	2016
			2,750	$1.58	2016
			150,000	$56.20	2019
Fredrik Halvorsen	*	*	—	$—
Niels Stolt-Nielsen	2,241,813	2.4%	—	$—
Brian Tienzo	—	—	11,797	$5.58	2016
			6,766	$1.58	2016
			8,000	$56.20	2020
			125,000	$56.20	2019
Oistein Dahl	—	—	25,000	$24.55	2016
			6,100	$56.20	2020
			75,000	$56.20	2019
Hugo Skar	—	—	100,000	$56.20	2019
			6,100	$56.20	2020
Gary Smith	—	—	150,000	$56.65	2020
			18,300	$56.20	2020

* Less than 1%
(1) In July 2014, our Director, Tor Olav Trøim, acquired 3 million of our shares from our former principal shareholder, World Shipholding Limited, bringing his total direct and indirect holding in us to 3.4 million shares, representing a 3.6% interest.
(2) In addition to the holdings of shares and options contained in the table above, as of April 27, 2016, Tor Olav Trøim is party to separate forward contracts agreements relating to 875,000 of our common shares.

Our directors and executive officers have the same voting rights as all other holders of our Common Shares.

Option Plans

Our board of directors adopted the Golar LNG Ltd's Employee Share Option Plan, or the Plan, in February 2002, as amended and restated in October 2007. The Plan authorized our board to award, at its discretion, options to purchase our common shares to employees of the Company, who were contracted to work more than 20 hours per week and to any director of the Company.

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

As of December 31, 2015, 0.8 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans. For further detail on share options please see note 30 "Share Capital and Share Options" to our Consolidated Financial Statements included herein.

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of April 27, 2016.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of April 27, 2016 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent
FMR LLC (1)	9,327,961	9.97%
Luxor Capital Group, L.P. (2)	9,229,350	9.87%
Capital Research Global Investors (3)	8,837,000	9.45%
Barrow, Hanley, Mewhinney and Strauss, LLC (4)	5,599,472	5.99%

(1) Information derived from the Schedule 13G/A of FMR LLC filed with the Commission on February 12, 2016.
(2) Information derived from the Schedule 13G/A of Luxor Capital Group L.P. filed with the Commission on February 16, 2016.
(3) Information derived from the Schedule 13G/A of Capital Research Global Investors filed with the Commission on February 12, 2016.
(4) Information derived from the Schedule 13G of Barrow, Hanley, Mewhinney and Strauss LLC filed with the Commission on January 29, 2016.

Our major shareholders have the same voting rights as all of our other common shareholders. No corporation or foreign government owns more than 50% of issued and outstanding common shares. World Shipholding Limited, our former principal shareholder who had held 45.7% of our common shares as disclosed in our Annual Report for the year ended December 31, 2013, sold the majority of its shares reducing its ownership to 1.9% of our common shares as of September 2014. At December 31, 2015, World Shipholding Limited held none of our common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions. The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the directors of their interest in the contract or proposed contract. The related party transactions that we were party to between January 1, 2015 and December 31, 2015 are discussed below:

Transactions with Golar Partners and subsidiaries:

Income (expenses)

(in thousands of $)	2015
Management and administrative services fees revenue (i)	2,949
Ship management fees revenue (ii)	7,577
Charter-hire expenses (iii)	(41,555)
Gain on disposals to Golar Partners (iv)	102,406
Interest income on vendor financing loan (v)	4,217
Interest expense on short-term credit facility	(203)
Share options expense recharge (viii)	297
Total	75,688

Payables:

(in thousands of $)	2015
Trading balances owing to Golar Partners and affiliates (vi)	(4,400)
Methane Princess lease security deposits movements (vii)	(2,728)
(7,128)

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

(ii) Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management and Golar Wilhelmsen AS. Golar Partners may terminate these agreements by providing 30 days written notice.

(iii) Charter-hire expenses - This consists of the charter-hire expenses that we incurred for the charter back of the Golar Grand and the Golar Eskimo from Golar Partners in 2015.

In connection with the disposal of the Golar Grand to Golar Partners in November 2012, we issued an option where in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charter-hire costs of $28.7 million in 2015 in respect of the Golar Grand. This excludes the expense of $3.9 million, representing the incremental liability recognized in 2015 upon re-measurement of the guarantee obligation, net of the impact of the respective amortization in 2015.

In connection with the disposal of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to pay $22 million to charter back the vessel until June 30, 2015. Accordingly, of these amounts payable we recognized charter-hire expenses of $12.9 million in relation to this agreement in 2015. For additional detail refer to to (iv) below.

(iv) Gain on disposals - In January 2015, we completed the disposal of our interests in the companies that own and operate the Golar Eskimo to Golar Partners. The purchase consideration was $390.0 million for the vessel and charter, less assumed bank debt of $162.8 million and other purchase price adjustments of $1.2 million, resulting in a gain on disposal of $102.4 million. In addition, we provided Golar Partners with a loan facility for an amount of $220.0 million to part fund their purchase. The loan was non-amortizing with a final balloon payment due in December 2016, and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was fully repaid by the end of 2015.

In connection with the disposal of the Golar Eskimo, we also entered into an agreement to pay Golar Partners $22 million, for the period from January 20, 2015 through to June 30, 2015 for the right to use the Golar Eskimo and receive all revenues earned from the vessel during this period. The revenue earned during the period included the right to receive any fees and hire received under the ten-year charter with the Government of the Hashemite Kingdom of Jordan. Consequently, of the $22 million payable, we recognized charter-hire expenses of $12.9 million, with the balance of $8.1 million paid representing the financing of future operating leasing income to be received by Golar Partners. In addition, in exchange for entering into the charter back arrangement we agreed with Golar Partners that should we achieve a favorable renegotiation and extension of the charter with the charterer, which increased the value of the charter sold along with the vessel, Golar Partners would pay additional consideration to us equivalent to any increase in value.  No charter renegotiation took place and no additional consideration was due or paid.

In February 2016, we agreed to sell our equity interests in the company that is the disponent owner and operator of the FSRU, the Golar Tundra, pursuant to a Purchase, Sale and Contribution Agreement that we entered into with Golar Partners. The purchase consideration was $330.0 million for the vessel (including charter), less approximately $230.0 million of net lease obligations under the bank financing of the vessel to be assumed and other purchase price adjustments. In connection with the execution of the purchase agreement, we received $30 million from Golar Partners as a deposit. In April 2016, Golar Partners signed a new $800.0 million senior secured credit facility, of which part of the proceeds will provide the remaining part of the cash purchase price for the acquisition of the Golar Tundra. Drawdown of this facility and the closing of the Golar Tundra transaction is expected in May 2016.

(v) Golar Eskimo vendor loan - As discussed in (iv) above, we granted the Partnership a loan facility for an amount of $220.0 million to part fund their purchase of the Golar Eskimo in January 2015.

(vi) Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, charter hire expenses, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In November 2015 and in January 2016, we received funding from Golar Partners, in the amount of $50 million and $30 million for fixed periods of 28 days and 60 days, respectively. Golar Partners charged interest on these balances at LIBOR plus 5.0%.

(vii) Methane Princess lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess lease.

(viii) Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners' directors and officers during 2015.

Other transactions:

Quarterly Cash Distributions:

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

•
second, 85.0% to all unit holders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the IDRs, pro rata, until each unit holder receives a total of $0.4813 per unit for that quarter (the "second target distribution'');

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

We received total distributions from Golar Partners of $52.1 million for the year ended December 31, 2015.

Indemnifications and guarantees:

a) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Tax Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is unknown as the determination of this amount is dependent on the Company's intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2015, we have recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation. Refer to note 33 ''Related Parties'' of our Consolidated Financial Statements included herein.

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

c) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to majority of Golar Partners' vessels.

The maximum potential exposure in respect of the performance guarantees issued by us is unknown as these matters cannot be absolutely determined. The likelihood of triggering the performance guarantees is remote based on the past performance of our combined fleet.

d) Debt guarantee: We issued debt guarantees to third party banks in respect of certain secured debt facilities relating to Golar Partners and its subsidiaries. The liability of $4.5 million, representing the fair value at deconsolidation in 2012, is being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items, net". As of December 31, 2015, the liability had been fully amortized.

Golar Tundra financing related guarantees

In November 2015, we sold the Golar Tundra to a CMBL entity (''CMBL lessor") and subsequently leased back the vessel on a bareboat charter for a term of up to ten years through our subsidiary, Golar LNG NB13 Corporation, or Tundra Corp. Tundra Corp has options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the third anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period. In connection with this transaction, the Company has provided a guarantee to CMBL lessor that, in the event of default by Tundra Corp of its obligations under the lease, the Company will settle any liabilities due within 5 business days (“primary guarantor”). Golar Partners has provided a further guarantee that, in the event the Company is unable to satisfy its obligations as the primary guarantor, then CMBL lessor may look to Golar Partners as the deficiency guarantor. Under a separate side agreement, the Company has agreed to indemnify Golar Partners for any costs incurred with respect to its position as the deficiency guarantor. These agreements, including the associated guarantees, contemplate that in the event the equity interests in Tundra Corp are sold by Golar to Golar Partners, the guarantee between Golar and CMBL lessor will fall away. The guarantees cover the amounts under the bareboat charter, the details of which are disclosed in Note 4. "Variable Interest Entities" in the consolidated financial statements as contained herein.

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

Net expenses due to other related parties (excluding Golar Partners):

(in thousands of $)	2015
Golar Wilhelmsen	(2,246)

Since 2011 we have held a 60% ownership interest in Golar Wilhelmsen, which we have accounted for using the equity method. Golar Wilhelmsen was reimbursed management fees in relation to the provision of technical and ship management services. On September 4, 2015, Golar Wilhelmsen became a wholly owned subsidiary of Golar as a result of our acquisition of the remaining 40% interest owned by Wilhelmsen Ship Management (Norway) AS. Since this date, these ship management fees have been eliminated on consolidation.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

See ''Item 18. Financial Statements''

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of loss. See Note 35 “Other Commitments and Contingencies” to our Consolidated Financial Statements included herein for further details.

Dividend distribution policy

Our long-term objective is to pay a regular dividend in support of our main objective to provide significant returns to shareholders. The level of our dividends will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

Any future dividends declared will be at the discretion of the board of directors and will depend upon our financial condition, earnings and other factors, such as any restrictions in our financing arrangements. Our ability to declare dividends is also regulated by Bermuda law, which prohibits us from paying dividends if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

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

For 2015, our board of directors declared quarterly dividends in June 2015, September 2015, December 2015 and February 2016 in the aggregate amount of $130.8 million, or $1.40 per share.

For 2014, our board of directors declared quarterly dividends in June 2014, September 2014, December 2014 and February 2015 in the aggregate amount of $162.3 million, or $1.80 per share.

For 2013, our board of directors declared quarterly dividends in May 2013, August 2013, November 2013 and February 2014 in the aggregate amount of $145.0 million, or $1.80 per share.

B.           Significant Changes

There has been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in note 36 ''Subsequent Events''.

ITEM 9.  THE OFFER AND LISTING

Listing Details and Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol "GLNG".

The following table sets forth, for the periods indicated the high and low prices for the common shares on the Nasdaq.

	Nasdaq
	High	Low
Year ended December 31
2015	$51.89	$13.50
2014	$74.44	$31.21
2013	$41.55	$30.51
2012	$47.82	$31.71
2011	$45.59	$14.77

	Nasdaq
	High	Low
Quarter ended
Second quarter 2016 (1)	$24.67	$16.68
First quarter 2016	$21.53	$9.42
Fourth quarter 2015	$34.69	$13.50
Third quarter 2015	$50.00	$25.52
Second quarter 2015	$51.89	$32.97
First quarter 2015	$37.24	$27.72
Fourth quarter 2014	$67.17	$31.21
Third quarter 2014	$74.44	$57.55
Second quarter 2014	$60.39	$39.93
First quarter 2014	$43.94	$33.35

	Nasdaq
Month ended	High	Low
April 2016 (1)	$24.67	$16.68
March 2016	$21.53	$16.77
February 2016	$19.15	$13.56
January 2016	$20.74	$9.42
December 2015	$28.63	$13.50
November 2015	$31.47	$25.01
October 2015	$34.69	$26.77

(1) For the period from April 1, 2016 through to April 27, 2016.

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

At the 2013 Annual General Meeting of the Company, our shareholders voted to amend the Company's Bye-laws to ensure conformity with revisions to the Bermuda Companies Act 1981, as amended. These amended Bye-laws of the Company as adopted on September 20, 2013, were filed as Exhibit 3.1 to our report on Form 6-K filed with the Commission on July 1, 2014, and are hereby incorporated by reference into this Annual Report.

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

Under the Company's Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of seven directors. The quorum necessary for the transaction of business of the board may be fixed by the board and shall constitute a majority of the board. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

C.           Material contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

1.	Rules of Golar LNG Limited Bermuda Employee Share Option Scheme.

2.	Omnibus Agreement dated April 13, 2011, by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.

3.	Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Ltd., Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.

4.	Bermuda Tax Assurance, dated May 23, 2011.

5.	Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee.

6.	First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP.

7.
Purchase, Sale and Contribution Agreement, dated December 15, 2014, by and among Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Eskimo.

8.	Memorandum of Agreement, dated December 19, 2014, by and between Golar LNG 1460 Corporation and PT Perusahaan Pelayaran Equinox, providing for, among other things, the sale of the Golar Viking.

9.	Engineering, Procurement and Construction Contract, dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited.

10.	Engineering, Procurement and Construction Contract, dated October 27, 2014 by and between Golar Gimi Corporation and Keppel Shipyard Limited.

11.
Facilities Agreement, by and among Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 25, 2013.

12.
Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated October 1, 2013.

13.
Second Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014.

14.
Third Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated December 11, 2014.

15.	Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

16.	Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

17.	Loan Agreement related to $20.0 Million Revolving Credit Facility dated April 11, 2011 by and between Golar LNG Limited and Golar LNG Partners LP.

18.	Supplemental Deed by and between Golar LNG Partners LP and Golar LNG Limited for the $20 million Revolving Credit Facility dated as of April 29, 2015.

19.	LNG Time Charter Party, dated May 27, 2015, by and between Golar Grand Corporation and Golar Trading Corporation.

20.	Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited.

21.	Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjing Shipping S.A.

22.	Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjing Shipping S.A. and Golar Hilli Corporation.

23.	Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Ltd, providing for, among other things, the sale of the Golar Tundra.

24.	First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited.

For a further discussion of these contracts and the related transactions, please refer to "Item 4. Information on the Company-A. History and Development of the Company," "Item 4. Information on the Company-B. Business Overview," “Item 5. Operating and Financial Review and Prospects-A. Operating Results,” "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources," “Item 6. Directors, Senior Management and Employees--E. Share Ownership,” "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions" and “Item 10. Additional Information--E. Taxation.”

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports. For the 2015, 2014 and 2013 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $nil, $nil and $nil, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $nil, $nil and $nil, respectively.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2015.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test."  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2015.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2015, we were not subject to the 5% Override Rule for 2015. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2015 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2015, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code.

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

Interest rate risk. A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. As of December 31, 2015, we are over hedged. This is in connection with the GoFLNG Hilli facility, which currently bears a fixed interest rate, but will convert to a floating rate interest, upon delivery of the Hilli as a converted FLNG and subject to satisfaction of certain conditions.

As of December 31, 2015, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $1,250 million. The principal of our floating rate loans outstanding as of December 31, 2015 was $1.14 billion. Based on our floating rate debt at December 31, 2015, a one-percentage point increase in the floating interest rate would increase our interest expense by $13.7 million per annum (excluding the effect of our convertible bonds). For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2015, see note 32 “Financial Instruments” to our Consolidated Financial Statements.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, Norwegian Kroners and Euros, in relation to our administrative office in the U.K. and operating expenses incurred in a variety of foreign currencies. Based on our GBP expenses for 2015, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.7 million.

We operate a branch in Norway, where the majority of expenses are incurred in Norwegian Kroner. Based on our NOK administrative expenses incurred in 2015, a 10% depreciation of the U.S Dollar against NOK would have increased our expenses by $1.1 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs for the year ended December 31, 2015, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2015 by approximately $2.2 million.

Equity risk. As of December 31, 2015, we are party to a TRS contract indexed to 3,200,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract has been extended to expire in June 2016. The weighted average reference price was $41.10 per common share. As of December 31, 2015, we had also entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $18.75. The open position of both contracts at December 31, 2015, exposes us to market risk associated with our share price and the share price of Golar Partners, and it is estimated that a 10% reduction in both share prices as at December 31, 2015, would generate an adverse mark-to-market adjustment of approximately $5.2 million, which would be recorded in our consolidated statement of operations.

We hold equity investments in Golar Partners. If the decline in the market value of these investments to below the carrying value is determined to be other-than-temporary, we would recognize an impairment charge in our consolidated statement of operations. Based on our interest in the common units of Golar Partners, a 10% reduction in the share price of Golar Partners as at December 31, 2015, would generate an adverse fair value adjustment of up to $2.6 million, which would be recorded in our consolidated statement of comprehensive income.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In April 2016, we received a waiver relating to our requirement to comply with the financial covenant contained in our $1.125 billion facility relating specifically to the financing of the Golar Seal and the Golar Celsius. The covenant requires that on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained. Subsequent to the year end, pursuant to the refinancing of the Golar Seal facility, this covenant is no longer applicable, and in relation to the Golar Celsius, the requisite cash deposit was made such that we were in compliance with this covenant. Except for this covenant, we were in compliance with all our covenants under our various loan agreements.

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE

(a)          Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of the end of the period covered by this Annual Report as of December 31, 2015.  Based upon that evaluation, our principal executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of the evaluation date.

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

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2015, the Company’s internal control over financial reporting was effective.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

(d)          Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Naess, a director, qualifies as an audit committee financial expert and is independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

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

Fiscal year ended December 31, 2015	$1,259,082
Fiscal year ended December 31, 2014	$1,046,950

Total audit fees incurred with respect to Ernst & Young LLP were approximately $1.3 million and $0.8 million for 2015 and 2014, respectively. The audit fees in 2014 included fees of $0.2 million relating to professional services comprising of assurance work in connection with our September 2014 secondary offering.

Total audit fees incurred with respect to PricewaterhouseCoopers LLP were approximately $0.3 million for 2014. The audit fees in 2014 included fees of $0.2 million relating to professional services comprising of assurance work in connection with our June 2014 equity offering. PricewaterhouseCoopers LLP was previously our principal accountants. Following the Audit Committee’s approval of Ernst & Young LLP in August 2014, PricewaterhouseCoopers LLP was dismissed (see ''Item 16F. Change in Registrant's Certifying Accountant'').

(b)    Audit-Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for assurance and related services, not included under "(a) Audit Fees", rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Fiscal year ended December 31, 2015	$—
Fiscal year ended December 31, 2014	$—

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2015	$335,853
Fiscal year ended December 31, 2014	$660,419

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services.

Fiscal year ended December 31, 2015	$—
Fiscal year ended December 31, 2014	$—

(e)      Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2015 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2014, our Board of Directors approved the purchase of up to 5% of the outstanding common stock of the Company over a two year period. Accordingly, as of December 31, 2015, we had repurchased a total of 0.3 million shares for an aggregate cost of $12.3 million.

Month of repurchase	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programme	Maximum number of shares that may be purchased under the plans or programme
October 2015	300,000	$40.90	300,000	4,400,000
As of December 31, 2015	300,000		300,000	4,400,000

In connection with the Board approved share repurchase scheme discussed above, this is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2015, the counterparty to the equity swap transactions had acquired 3.2 million shares in the Company at an average price of $41.10. The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2015 is a unrealized marked-to-market loss of $67.3 million. There is at present no obligation for us to purchase any shares from the counterparty.

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

During the fiscal years ended December 31, 2012 and 2013, and the subsequent period through to August 14, 2014, there were: (1) no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v), other than as of December 31, 2012, there was a material weakness identified in Management’s report on internal controls over financial reporting whereby we did not maintain effective controls over the accounting for our investments in equity securities. Controls were not designed appropriately to monitor for triggering events which require the reconsideration of control and consolidation and to assess the impact of those triggering events. As a result, the effect of a change in how the board members of Golar LNG Partners LP are appointed arising at its first Annual General Meeting was not identified on a timely basis as a trigger event resulting in deconsolidation. This material weakness was subject to discussion between the

Audit Committee and PricewaterhouseCoopers LLP and the Company has authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of Ernst & Young concerning this matter.

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

Independence of directors. We are exempt from certain Nasdaq requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, four of the seven members of the board of directors, Daniel Rabun, Lori Wheeler Naess, Carl Steen and Fredrik Halvorsen are independent according to Nasdaq's standards for independence. Our board of directors does not hold meetings at which only independent directors are present.

Audit Committee. We are exempt from certain Nasdaq requirements regarding our audit committee. Consistent with Bermuda law, the directors on our audit committee are not required to comply with certain of Nasdaq’s independence requirements for audit committee members, and the Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors. The committee currently consists of three directors, Lori Wheeler Naess, Daniel Rabun and Carl Steen.

Compensation Committee. We are exempt from certain Nasdaq requirements regarding our compensation committee. Consistent with Bermuda law, our compensation committee may consist of members who are not independent directors. The committee is currently comprised of Carl Steen and Niels Stolt-Nielsen. The primary responsibility of this committee is to review, approve and make recommendations to the board regarding compensation for directors.

Nomination Committee. We are exempt from certain Nasdaq requirements regarding our compensation committee. Consistent with Bermuda law, our nomination committee may consist of members who are not independent directors. The committee is currently comprised of Carl Steen and Daniel Rabun. The primary responsibility of this committee is to select and recommend to the board, director and committee member candidates.

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with Bermuda law and our Bye-Laws, the board of directors approves share issuances.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq's corporate governance rules or Bermuda law. Consistent with Bermuda law, and as provided in our amended Bye-laws, we will notify our shareholders of shareholder meetings at least seven days before such meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

We believe that our established corporate governance practices satisfy the Nasdaq listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-69 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2015, 2014 and 2013 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2015 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2015 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on April 29, 2016 are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual report:

Number	Description of Exhibit
1.1**
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2**	Bye-Laws of Golar LNG Limited amended and adopted September 20, 2013, incorporated by reference to Exhibit 3.1 to the Company's Report of Foreign Issuer on Form 6-K filed on July 1, 2014.
1.3**	Certificate of Incorporation as adopted on May 10, 2001, incorporated by reference to Exhibit 1.3 of the Company's Original Registration Statement.
1.4**
Certificate of deposit of memorandum of increase of share capital of Golar LNG Limited registered on June 20, 2001 (increasing the Company's authorized capital), incorporated by reference to Exhibit 1.4 of the Company's Original Registration Statement.

1.5**
Certificate of deposit of memorandum of increase of share capital of Golar LNG Limited registered November 6, 2014, incorporated by reference to Exhibit 1.6 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

2.1**	Form of share certificate incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
4.1**	Rules of the Bermuda Employee Share Option Scheme, incorporated by reference to Exhibit 4.6 of the Company's Original Registration Statement.
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

4.4**	Bermuda Tax Assurance, dated May 23, 2011, incorporated by reference to Exhibit 4.4 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
4.5**
Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee, incorporated by reference to Exhibit 4.6 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

4.6**
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, incorporated by reference to Exhibit 1.2 of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.7**
Purchase, Sale and Contribution Agreement, dated December 15, 2014, by and among Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Eskimo, incorporated by reference to Exhibit 4.9 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.8**
Memorandum of Agreement, dated December 19, 2014, by and between Golar LNG 1460 Corporation and PT Perusahaan Pelayaran Equinox, providing for, among other things, the sale of the Golar Viking, incorporated by reference to Exhibit 4.10 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.9**
Engineering, Procurement and Construction Contract, dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited, incorporated by reference to Exhibit 5.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on September 4, 2014.

4.10**
Engineering, Procurement and Construction Contract, dated October 27, 2014 by and between Golar Gimi Corporation and Keppel Shipyard Limited, incorporated by reference to Exhibit 4.12 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.11**
Facilities Agreement by and among Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 25, 2013, incorporated by reference to Exhibit 4.9 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

4.12**
Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated October 1, 2013, incorporated by reference to Exhibit 4.14 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
.

4.13**
Second Supplemental Agreement, by and among Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014, incorporated by reference to Exhibit 4.15 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.14**
Third Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated December 11, 2014, incorporated by reference to Exhibit 4.16 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.15**
Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited, incorporated by reference to Exhibit 4.17 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.16**
Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Partners LP and Golar LNG Limited, incorporated by reference to Exhibit 4.18 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.17**
Loan Agreement related to $20.0 Million Revolving Credit Facility dated April 11, 2011 by and between Golar LNG Limited and Golar LNG Partners LP, incorporated by reference to Exhibit 4.19 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.18**
Supplemental Deed by and between Golar LNG Partners LP and Golar LNG Limited for the $20 million Revolving Credit Facility dated as of April 29, 2015, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.19**
LNG Time charter party dated May 27, 2015 between Golar Grand Corporation and Golar Trading Corporation, incorporated by reference to Exhibit 4.1 to the registrant’s Report of Foreign Issuer on Form 6-K filed on August 13, 2015.

4.20*	Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited.
4.21*	Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjing Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli.
4.22**
Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjing Shipping S.A. and Golar Hilli Corporation, incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 24, 2015.

4.23*	Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Tundra.
4.24**
First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to the Exhibit 4.3 of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
15.2*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.
99.1*	Letter from PricewaterhouseCoopers LLP addressed to the SEC regarding the disclosure provided in Item 16F.

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

Golar LNG Limited
(Registrant)

Date	April 29, 2016	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Golar LNG Limited

We have audited the accompanying consolidated balance sheet of Golar LNG Limited as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
April 29, 2016

The Board of Directors and Shareholders of Golar LNG Limited (and subsidiaries)

We have audited Golar LNG Limited’s internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Limited management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Golar LNG Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of Golar LNG Limited and our report dated April 29, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
April 29, 2016

Report of Independent Registered Public Accounting Firm

To Board of Directors and shareholders of Golar LNG Limited:

In our opinion, the consolidated statements of operations, comprehensive income, cash flows and of changes in equity for the year ended December 31, 2013 present fairly, in all material respects, the results of operations and cash flows of Golar LNG Limited and its subsidiaries for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2014

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except per share data)

	Notes	2015	2014	2013
Operating revenues
Time and voyage charter revenues		90,127	95,399	90,558
Vessel and other management fees*		12,547	10,756	9,270
Total operating revenues		102,674	106,155	99,828
Operating expenses
Vessel operating expenses		56,347	49,570	43,750
Voyage, charter-hire and commission expenses*		69,042	27,340	14,259
Administrative expenses		33,526	19,267	22,952
Depreciation and amortization		73,732	49,811	36,871
Impairment of long-term assets		1,957	500	500
Total operating expenses		234,604	146,488	118,332
Gain on disposals to Golar Partners*	6	102,884	43,783	65,619
Other operating loss	26	—	(6,387)	—
Impairment of vessel held-for-sale	19	(1,032)	—	—
Other operating gains - LNG trade		—	1,317	—
Loss on disposal of vessel held-for-sale	19	(5,824)	—	—
Operating (loss) income		(35,902)	(1,620)	47,115
Other non-operating income
Dividend income*		15,524	27,203	30,960
Loss on sale of available-for-sale securities		(3,011)	—	(754)
Other non-operating income (expense)		—	281	(2,601)
Total other non-operating income		12,513	27,484	27,605
Financial income (expense)
Interest income*		6,896	716	3,549
Interest expense*		(62,911)	(14,474)	—
Other financial items, net	9	(118,604)	(74,094)	38,219
Net financial (expense) income		(174,619)	(87,852)	41,768
(Loss) income before equity in net earnings of affiliates, income taxes and non-controlling interests		(198,008)	(61,988)	116,488
Income taxes	10	3,053	1,114	3,404
Equity in net earnings of affiliates	13	16,454	19,408	15,821
Net (loss) income		(178,501)	(41,466)	135,713
Net income attributable to non-controlling interests		(19,158)	(1,655)	—
Net (loss) income attributable to Golar LNG Ltd		(197,659)	(43,121)	135,713
(Loss) earnings per share attributable to Golar LNG Ltd stockholders Per common share amounts:
(Loss) earnings – Basic	11	$(2.12)	$(0.50)	$1.69
(Loss) earnings – Diluted	11	$(2.12)	$(0.50)	$1.59
Cash dividends declared and paid		$1.35	$1.80	$1.35
* This includes amounts arising from transactions with related parties (see note 33).

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	Notes	2015	2014	2013
COMPREHENSIVE INCOME
Net (loss) income		(178,501)	(41,466)	135,713
Other comprehensive income:
Gain (loss) associated with pensions, net of tax	29	2,851	(2,520)	5,078
Net (loss) gain on qualifying cash flow hedging instruments(1)	31	(493)	6,493	5,010
Net (loss) gain on investments in available-for-sale securities	31	(44,359)	7,955	1,885
Other comprehensive (loss) income	31	(42,001)	11,928	11,973
Comprehensive (loss) income		(220,502)	(29,538)	147,686
Comprehensive (loss) income attributable to:
Stockholders of Golar LNG Limited		(239,660)	(31,193)	147,686
Non-controlling interests		19,158	1,655	—
Comprehensive (loss) income		(220,502)	(29,538)	147,686

(1) Includes share of net loss of $0.9 million, net loss of $0.2 million and net gain of $0.9 million on qualifying cash flow hedging instruments held by an affiliate for the years ended December 31, 2015, 2014 and 2013, respectively. Refer to note 31.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2015 and 2014
(in thousands of $)

	Notes	2015	2014
ASSETS
Current Assets
Cash and cash equivalents		105,235	191,410
Restricted cash and short-term receivables	21	228,202	74,162
Trade accounts receivable	14	4,474	4,419
Other receivables, prepaid expenses and accrued income	15	24,753	17,498
Amounts due from related parties	33	—	9,967
Short-term debt due from related party	33	—	20,000
Inventories		8,650	8,317
Vessel held-for-sale	19	—	132,110
Assets held-for-sale	19	269,459	284,955
Total current assets		640,773	742,838
Long-term assets
Restricted cash	21	180,361	425
Investment in available-for-sale securities	22	25,530	275,307
Investments in affiliates	13	313,021	335,372
Cost method investments	23	204,172	204,172
Newbuildings	16	13,561	344,543
Asset under development	17	501,022	345,205
Vessels and equipment, net	18	2,336,144	1,648,888
Deferred charges	20	42,154	26,801
Other non-current assets	24	50,850	68,442
Total assets		4,307,588	3,991,993
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	27	501,618	116,431
Trade accounts payable		53,281	10,811
Accrued expenses	25	53,333	31,124
Amounts due to related parties	33	7,128	—
Other current liabilities	26	148,583	46,923
Liabilities held-for-sale	19	203,638	164,401
Total current liabilities		967,581	369,690
Long-term liabilities
Long-term debt	27	1,376,443	1,264,356
Other long-term liabilities	28	69,225	75,440
Total liabilities		2,413,249	1,709,486
Commitments and Contingencies (see notes 34 and 35) EQUITY
Share capital 93,546,663 common shares of $1.00 each issued and outstanding (2014: 93,414,672)	30	93,547	93,415
Treasury shares		(12,269)	—
Additional paid-in capital		1,317,806	1,307,087
Contributed surplus		200,000	200,000
Accumulated other comprehensive (loss) gain		(41,254)	5,171
Retained earnings		315,696	675,179
Total stockholders' equity		1,873,526	2,280,852
Non-controlling interests	4	20,813	1,655
Total equity		1,894,339	2,282,507
Total liabilities and equity		4,307,588	3,991,993

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	Notes	2015	2014	2013
Operating activities
Net (loss) income		(178,501)	(41,466)	135,713
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization		73,732	49,811	36,871
Amortization of deferred charges and debt guarantee		(2,073)	2,459	1,120
Equity in net earnings of affiliates		(16,454)	(19,408)	(15,821)
Gain on disposals to Golar Partners	6	(102,884)	(43,783)	(65,619)
Loss on sale of vessel		5,824	—	—
Impairment of vessel held-for-sale		1,032	—	—
Dividend income from available-for-sale and cost investments recognized in operating income		(15,524)	(27,203)	(30,960)
Dividends received		52,800	61,967	64,198
Loss on disposal of available-for-sale securities		3,011	—	754
Gain on disposal of high yield bond in Golar Partners		—	—	(841)
Compensation cost related to stock options		4,125	1,619	500
Net foreign exchange losses (gain)		2,404	1,314	(277)
Amortization of deferred tax benefits on intra-group transfers		(3,488)	(3,488)	(3,487)
Impairment of long-term assets	8	1,957	500	500
Impairment of loan receivable	9	15,010	—	—
Drydocking expenditure		(10,405)	(8,947)	(4,248)
Change in assets and liabilities, net of effects from the sale of Golar Eskimo, Golar Igloo and Golar Maria:
Restricted cash	21	(280,000)	—	—
Trade accounts receivable		911	(10,533)	304
Inventories		(2,252)	(809)	(10,137)
Prepaid expenses, accrued income and other assets		(6,361)	27,612	(50,877)
Amounts due from/to related companies		15,259	(6,003)	3,497
Trade accounts payable		8,944	(1,746)	2,525
Accrued expenses		21,479	13,802	3,349
Other current liabilities (1)		66,805	29,175	658
Net cash (used in) provided by operating activities		(344,649)	24,873	67,722
Investing activities
Additions to vessels and equipment		(26,110)	(2,359)	(802)
Additions to newbuildings		(559,667)	(1,150,669)	(733,353)
Additions to asset under development		(111,572)	(313,645)	—
Investment in subsidiary, net of cash acquired		(16)	—	—
Proceeds from disposal of investments in available-for-sale securities		207,428	—	99,210
Additions to available-for-sale-securities		(5,023)	—	(12,400)
Additions to investments		—	—	(5,649)
Short-term loan granted to third party		(2,000)	—	(11,960)
Repayment of short-term loan granted to third party		400	—	2,469

	Notes	2015	2014	2013
Investing activities (continued)
Proceeds from disposals to Golar Partners, net of cash disposed		226,872	155,319	119,927
Proceeds from disposal of high yield bond in Golar Partners		—	—	34,483
Short-term loan granted to Golar Partners		—	(20,000)	(20,000)
Additions to other long-term assets		—	(49,873)	—
Repayment of short-term loan granted to Golar Partners		20,000	—	20,000
Proceeds from disposal of fixed assets		18,987	—	—
Restricted cash and short-term receivables		(25,255)	(48,043)	(24,992)
Net cash used in investing activities		(255,956)	(1,429,270)	(533,067)
Financing activities
Proceeds from short-term and long-term debt (including related parties)	27	918,801	1,222,746	306,358
Repayments of short-term and long-term debt (including related parties)	27	(215,363)	(239,903)	(9,400)
Financing costs paid		(23,266)	(18,672)	(22,612)
Cash dividends paid	26	(121,358)	(155,996)	(108,976)
Proceeds from exercise of share options		225	1,338	608
Purchase of treasury shares		(12,269)	—	—
Proceeds from issuance of equity	30	—	660,947	—
Restricted cash and short-term receivables		(32,340)	—	—
Net cash provided by financing activities		514,430	1,470,460	165,978
Net (decrease) increase in cash and cash equivalents		(86,175)	66,063	(299,367)
Cash and cash equivalents at beginning of period		191,410	125,347	424,714
Cash and cash equivalents at end of period		105,235	191,410	125,347

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		37,964	11,372	—
Income taxes paid		1,278	1,372	1,322

(1) Includes accretion of discount on convertible bonds of $5.3 million, $5.0 million and $4.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital		Contributed Surplus		Accumulated Other Compre- hensive Loss		Accumulated Earnings		Non-controlling Interest	Total Equity
Balance at December 31, 2012		80,504	—	654,042		200,000		(18,730)		848,503		—	1,764,319
Net income		—	—	—		—		—		135,713		—	135,713
Dividends		—	—	—		—		—		(108,976)		—	(108,976)
Exercise of share options		76	—	1,476		—		—		(944)		—	608
Grant of share options		—	—	500		—		—		—		—	500
Other comprehensive income	31	—	—	—		—		11,973		—		—	11,973
Balance at December 31, 2013		80,580	—	656,018		200,000		(6,757)		874,296		—	1,804,137
Net (loss) income		—	—	—		—		—		(43,121)		1,655	(41,466)
Dividends		—	—	—		—		—		(155,996)		—	(155,996)
Exercise of share options		185	—	1,153		—		—		—		—	1,338
Grant of share options		—	—	1,619		—		—		—		—	1,619
Net proceeds from issuance of shares	30	12,650	—	648,297		—		—		—		—	660,947
Other comprehensive income	31	—	—	—		—		11,928		—		—	11,928
Balance at December 31, 2014		93,415	—	1,307,087		200,000		5,171		675,179		1,655	2,282,507
Net loss		—	—	—		—		—		(197,659)		19,158	(178,501)
Dividends	26	—	—	—		—		—		(161,824)		—	(161,824)
Exercise of share options		132	—	93		—		—		—		—	225
Grant of share options		—	—	6,358		—		—		—		—	6,358
Forfeiture of share options		—	—	(2,521)		—		—		—		—	(2,521)
Cancellation of share options		—	—	786		—		—		—		—	786
Transfer of additional paid-in capital	2	—	—	6,003		—		(4,424)		—		—	1,579
Other comprehensive loss	31	—	—	—		—		(42,001)		—		—	(42,001)
Treasury shares		—	(12,269)	—		—		—		—		—	(12,269)
Balance at December 31, 2015		93,547	(12,269)	1,317,806	—	200,000	—	(41,254)	—	315,696	—	20,813	1,894,339

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of December 31, 2015, our fleet comprises of sixteen LNG carriers (including the Golar Grand chartered in from the Golar Partners) and one Floating Storage Regasification Unit ("FSRU"), and, under management agreements, operate Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of four LNG carriers (which includes the Golar Grand) and six FSRUs. In addition, we have one newbuilding commitment for the construction of a FSRU, which is expected to be delivered in the last quarter of 2017.

In July 2014, we ordered our first Floating Liquefaction Natural Gas vessel ("FLNG") based on the conversion of our existing LNG carrier, the Hilli. The Hilli is currently undergoing its FLNG conversion with an expected completion and redelivery date in 2017. We signed agreements for the conversion of the LNG carriers, the Gimi and the Gandria to FLNGs in December 2014 and July 2015, respectively. However, we are yet to lodge our final notices to proceed on either of these vessels.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Golar LNG Partners LP ("Golar Partners" or the "Partnership")

Golar Partners is our former subsidiary, which is an owner and operator of FSRUs and LNG carriers under long-term charters (defined as five years or longer from the date of the dropdown). In April 2011, we completed the initial public offering ("IPO") of Golar Partners and its listing on the Nasdaq stock exchange. As a result of the offering, our ownership interest was reduced to 65.4% (including our 2% general partner interest). Our ownership interest in Golar Partners as of December 31, 2015 and 2014 is 30.7% and 41.4%, respectively.

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partners' first Annual General Meeting (''AGM'') on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partners' AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date, we no longer retain the power to control the board of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.

Going Concern
The financial statements have been prepared on a going concern basis. Our convertible bonds are due to mature in March 2017. As of December 31, 2015, the debt outstanding in respect of our convertible bonds was $243.4 million. Accordingly, we are progressing discussions with various financial institutions to explore our financing options. Several proposals including a possible extension have been tabled by both third parties and existing bondholders. Furthermore, other options being considered take into account that the bonds are currently secured by 13.0 million of our holdings in the subordinated units of Golar Partners. Our total holding of 15.9 million subordinated units are due to convert to common units in the second quarter of 2016.
In addition, to address our anticipated working capital requirements over the next 12 months, we are currently in advanced stages of negotiations with financial institutions for the refinancing of an additional two vessels, which could release a further $100 million to liquidity.We may also look to refinance our other vessels. While we have no reason to believe that we will not be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition, if market and economic conditions are favorable, we may also consider issuance of corporate debt. We are also considering the separation of a combined downstream business and FSRUs. The aim of this will be to explore and develop new LNG based power solutions. Such a concept could involve the sale of part of our interest in such franchise. This initiative has been discussed with  various potential stakeholders who in turn have shown significant interest.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient facilities to meet our anticipated liquidity requirements for our business for at least the next twelve months as of December 31, 2015 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so. We have a proven track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. Recent successes include the refinancing of the Seal facility in March 2016 and the Viking facility in December 2015. Furthermore, we have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as $nil revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent payout, and accordingly are confident of our ability to manage through the near term cash requirements.

2.	ACCOUNTING POLICIES

Basis of accounting and presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements present our financial position, our consolidated subsidiaries and our interest in associated entities.

The year ended December 31, 2015 includes an out of period correction of $1.6 million additional expense captured in other financial items in the income statement, a decrease to accumulated other comprehensive income of $4.4 million, and an increase to additional paid in capital of $6 million. Management believes this out of period correction is not material to the annual consolidated financial statements for the year ended December 31, 2015, or any previously issued financial statements.

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

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of December 31, 2015, we leased five vessels under finance leases from wholly owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities.   Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

Fair value measurements

We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Revenue and related expense recognition

Revenues include minimum lease payments under time charters, fees for repositioning vessels and gross pool revenues. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Pool revenues are recognized on a gross basis representing time charter revenues earned by our vessels participating in the pool. Revenue is recognized on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

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

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire. Furthermore in relation to the vessels participating in the pool, voyage expenses and commissions include a net allocation from the pool participants' vessels less the other participants' share of the net revenues earned by our vessels included in the pool. Each participants' share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term receivables

Restricted cash and short-term receivables consist of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps and other claims which require us to restrict cash.

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

Investment in available-for-sale securities

We classify our existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders' equity as a component of other comprehensive income (loss) unless a gain is realized upon the sale of these units or an unrealized loss is considered "other-than-temporary," in which case it is transferred to the statement of operations. Refer to the accounting policy for "Other-than temporary impairment of investments" described further below. Dividends received from available-for-sale investments are recorded in the consolidated statement of operations in the line item "Dividend income".

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control, or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under this method, we record an investment in the common stock (or “in-substance common stock”) of an affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate in connection with their common stock interest reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheet as "Investment in affiliates". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the statement of operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

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

Newbuildings

Newbuilds are stated at cost. All pre-delivery costs incurred during the construction of newbuilds, including purchase installments, interest, supervision and technical costs, are capitalized. Capitalization ceases and depreciation commences when the vessel is available for its intended use.

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

Held-for-sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as “held-for-sale” if the following criteria are met at the period end:

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

A disposal group is classified as discontinued operations if the following criteria are met: (1) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held-for-sale that represents a strategic shift that has or will have a major effect on our financial results or (2) an acquired business or non-profit activity (the entity to be sold) that is classified as held-for-sale on the date of the acquisition.

Assets or subsidiaries held for sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held-for-sale shall continue to be accrued. On classification as held-for-sale, the assets are no longer depreciated.

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

Other-than temporary impairment of investments

Where there are indicators that fair value is below carrying value of our investments, we will evaluate these for other-than-temporary impairment. Consideration will be given to (1) the length of time and the extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. Where determined other-than-temporary impairment, we will recognize an impairment loss in the period.

Interest costs capitalized

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction, assets under development and vessels undergoing conversion into FSRUs for our own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings where appropriate, from commencement of the newbuilding and conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

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

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company hedge accounts for certain of its interest rate swap arrangements designated as cash flow hedges. For derivative instruments that are not designated or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized each period in current earnings in "Other financial items" in the Consolidated Statement of Operations.

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

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other long-term liabilities." A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

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

Where we have a gain or loss upon disposal of a subsidiary or business to Golar Partners, or where a subsidiary or business is deconsolidated, the gain or loss is recognized in the income statement at the time of sale as a component of operating income.

LNG trading

We trade in physical cargoes, futures, swaps and options, all of which are traded on and recognized in liquid markets. Purchases and sales are recognized on the trade date. Open trading positions are stated at fair value based on closing market price on the balance sheet date. The market values of open positions are shown in debtors if positive or creditors if negative. Realized and unrealized gains and losses are recognized in current earnings in "Other operating gains and losses". The net transaction value of energy trading contracts that were physically settled for the years ending December 31, 2015, 2014 and 2013, was $nil, $4.0 million and $nil, respectively.

Contracts to buy and sell physical cargoes for future delivery settled on the bill of lading date are recognized at their fair value at the balance sheet date.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. We have identified three reportable industry segments: vessel operations, LNG trading and FLNG (see note 7).

3.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2015. Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%)*	Marshall Islands	Owns Hilli
Golar Gandria N.V.	Netherlands	Owns and operates Gandria
Golar Hull M2021 Corporation	Marshall Islands	Owns and operates Golar Seal
Golar Hull M2022 Corporation	Marshall Islands	Owns and operates Golar Crystal
Golar Hull M2023 Corporation	Marshall Islands	Owns and operates Golar Penguin
LNG Power Limited	United Kingdom	Holding company
Golar Hull M2026 Corporation	Marshall Islands	Owns and operates Golar Celsius
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Leases and operates Golar Snow***
Golar Hull M2048 Corporation	Marshall Islands	Leases and operates Golar Ice***
Golar LNG NB10 Corporation	Marshall Islands	Leases and operates Golar Glacier***
Golar LNG NB11 Corporation	Marshall Islands	Leases and operates Golar Kelvin***
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar LNG NB13 Corporation	Marshall Islands	Leases and operates Golar Tundra***
GVS Corporation	Marshall Islands	Owns and operates Golar Viking
Golar Management Norway AS**	Norway	Management company
Golar Commodities Limited	Bermuda	Trading company

* The Hilli was sold to Golar Hilli Corporation prior to the commencement of her conversion to a FLNG. Keppel Shipyard Limited and Black & Veatch hold the remaining 10% and 1% interest, respectively, in the issued share capital of Golar Hilli Corporation.

** In September 2015, Golar acquired the remaining 40% interest in Golar Wilhelmsen Management AS. In December 2015, the company was renamed Golar Management Norway AS (or "GMN").

*** The above table excludes mention of the lessor variable interest entities (''lessor VIEs'') that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles ("SPVs") of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. Refer to note 4 for additional detail.

4.	VARIABLE INTEREST ENTITIES ("VIE")

As of December 31, 2015, we leased five vessels from VIEs under finance leases, of which four were with ICBC Finance Leasing Co. Ltd (''ICBCL'') entities and one with a subsidiary of CMBL. Each of the ICBCL and CMBL entities are wholly-owned, newly formed special purpose vehicles (“SPVs”).

ICBCL Lessor VIEs
Commencing in October 2014, we sold the Golar Glacier, followed by the remaining three newbuilds (the Golar Kelvin, Golar Snow and Golar Ice) to ICBCL entities in the first quarter of 2015. The vessels were simultaneously leased back on bareboat charters for a term of ten years. We have several options to repurchase the vessels at fixed predetermined amounts during the charter periods with the earliest date from the fifth year anniversary of commencement of the bareboat charter, and an obligation to purchase the assets at the end of the ten year lease period.

CMBL Lessor VIE
In November 2015, we sold the Golar Tundra to a CMBL entity and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the third year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investments in the above ICBCL and CMBL SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements we have concluded that we are the primary beneficiary of these VIEs and accordingly, these VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels, as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. The equity attributable to ICBCL and CMBL in their respective VIEs are included in non-controlling interests in our consolidated results. As of December 31, 2015 and 2014, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2015:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	142.7	February 2025
Golar Tundra	November 2015	254.6	194.1	November 2018	101.8	November 2025

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2015, are shown below:

(in $ thousands)	2016	2017	2018	2019	2020	2021+
Golar Glacier	17,147	17,100	17,100	17,100	17,147	64,137
Golar Kelvin	17,147	17,100	17,100	17,100	17,147	66,995
Golar Snow	17,147	17,100	17,100	17,100	17,147	66,995
Golar Ice	17,147	17,100	17,100	17,100	17,147	69,899
Golar Tundra	12,729	12,729	12,729	12,729	12,729	61,522

The assets and liabilities of the ICBCL and CMBL lessor VIEs that most significantly impact our consolidated balance sheet as of December 31, 2015 and 2014, are as follows:

(in $ thousands)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	2015	2014
Assets						Total	Total
Restricted cash and short term receivables (see note 21)	7,132	16,942	8,648	2,728	—	35,450	—
Restricted cash - held-for-sale current assets (1) (see note 19)	—	—	—	—	3,618	3,618	—
	7,132	16,942	8,648	2,728	3,618	39,068	—

Liabilities
Debt:
Short-term interest bearing debt (see note 27)	31,826	182,540	22,566	172,046	—	408,978	31,826
Long-term interest bearing debt - current portion (see note 27)	7,650	—	8,000	—	—	15,650	7,650
Long-term interest bearing debt - non-current portion (see note 27)	137,700	—	148,000	—	—	285,700	145,350
Short-term interest bearing debt - held-for-sale (1) (see note 19)	—	—	—	—	201,725	201,725	—
	177,176	182,540	178,566	172,046	201,725	912,053	184,826

(1)
The assets and liabilities relating to the Golar Tundra lessor VIE have been reclassified as “held-for-sale” in connection with the sale of our interests in the companies that own and operate the vessel to Golar Partners (see note 19).

5.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In November 2015, the FASB issued amendments to ASC 740, requiring classification all of deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The guidance is effective for financial statements issued for annual periods beginning after 15 December 2016, and interim periods within those annual periods. However, early adoption is permitted. We have elected to adopt the guidance prospectively for annual periods beginning 1 January 2015.

Accounting pronouncements to be adopted

In June 2014, the FASB issued guidance for compensation - stock compensation, accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. Under ASC 718, compensation - stock compensation, a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition. As a result, the target is not reflected in the estimation of the award’s grant date fair value. Compensation cost would be recognized over the required service period, if it is probable that the performance condition will be achieved. This guidance was issued to resolve diversity in practice. The guidance is effective for annual periods beginning after December 15, 2015 and interim periods within those annual periods. Early adoption is permitted. The guidance should be applied prospectively to awards that are granted or modified on or after the effective date. Entities also have the option to apply the amendments on a modified retrospective basis for performance targets outstanding on or after the beginning of the first annual period presented as of the adoption date. An entity that elects to use this approach should record a cumulative-effect adjustment as of the beginning of the first period presented, and use of hindsight is permitted. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In August 2014, the FASB issued guidance for presentation of financial statement - going concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures. The amendments are effective for the annual periods beginning after December 15, 2016, and interim periods, and for the annual period ending after December 15, 2016 and interim periods within those periods.

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

In January 2015, the Financial Accounting Standards Board ("FASB") issued guidance to simplify the income statement presentation requirements by eliminating the concept of extraordinary items. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In February 2015, the FASB issued amendments to ASC 810 requiring re-evaluation of all legal entities under the revised consolidation model. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Specifically, the amendments:

•	modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities;

•	eliminate the presumption that a general partner should consolidate a limited partnership;

•	affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and

•
provide a scope exception from consolidation guidance for reporting entities with interest in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In April 2015, the FASB issued amendments to ASC 835 that would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. This is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments. We have chosen not to early adopt. Had we early adopted, debt issuance costs of $42.2 million as of December 31, 2015 (2014: $26.8 million) would have been reclassified from ''Deferred charges'' to a direct deduction from ''Current portion of long-term debt'' and ''Long-term debt''.

ASC 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments using the practical expedient are categorized within the fair value hierarchy according to the date when the investment is redeemable. In May 2015, the FASB issued amendments to ASC 820 which have the effect of a) removing the requirement to categorize these investments and b) limiting disclosures of these investments. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In July 2015, the FASB issued amendments to ASC 330 that simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this guidance will not have a material impact on our consolidated financial position, results of operations and cash flows.

In May 2014, the FASB issued a new topic ASC 606, Revenue from Contracts With Customers. The intention of the topic is to harmonize revenue recognition requirements with the newly issued standard, IFRS 15, by the International Accounting Standards Board (IASB). The initial effective date for public business entities was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued an amendment to ASC deferring the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

In September 2015, the FASB issued amendments to ASC 805. The guidance eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment, including the effect on earnings of any amounts it would have recorded in previous periods if the accounting had been completed at the acquisition date. The guidance is effective for fiscal years, including interim periods within those fiscal years, beginning after 15 December 2015. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position and results of operations.

In March 2016, the FASB issued guidance (“Topic 842”) to increase transparency and comparability among organizations by requiring i) recognition of lease assets and lease liabilities on the balance sheet and ii) disclosure of key information about leasing arrangements. The accounting applied by lessors under Topic 842 is largely unchanged from previous GAAP. Some changes to the lessor accounting guidance were made to align both of the following: i) the lessor accounting guidance with certain changes made to the lessee accounting guidance and ii) key aspects of the lessor accounting model with revenue recognition guidance. Topic 842 will be effective for fiscal years and interim periods beginning after December 15, 2018, and early adoption is permitted. A modified retrospective approach is required for adoption for all leases that exist at or commence after the date of initial application with an option to use certain practical expedients. We are currently assessing whether we will early adopt, and the impact on our financial statements is not currently estimable.

6.	DISPOSALS TO GOLAR PARTNERS
In January 2015, we sold our interests in the company that owns and operates the Golar Eskimo to Golar Partners.

(in thousands of $)	Golar Eskimo
Cash consideration received (1)	226,010
Carrying value of the net assets sold to Golar Partners	(123,604)
Gain on disposal	102,406
The gain from the sale of the Golar Eskimo in January 2015 was $102.4 million and has been recognized in the consolidated statements of operation under "Gain on disposals to Golar Partners" for the year ended December 31, 2015.
(1) The cash consideration for the Golar Eskimo comprised of $390.0 million for the vessel and charter less the assumed bank debt of $162.8 million less purchase price adjustments of $1.2 million.
In March 2014, we sold our interests in the company that owns and operates the Golar Igloo to Golar Partners.

(in thousands of $)	Golar Igloo
Cash consideration received (2)	156,001
Carrying value of the net assets sold to Golar Partners	(112,714)
Gain on disposal	43,287
The gain from the sale of the Golar Igloo in March 2014 was $43.3 million and has been recognized in the consolidated statements of operation under "Gain on disposals to Golar Partners" for the year ended December 31, 2014.

(2) The cash consideration for the Golar Igloo comprised of $310.0 million for the vessel and charter less the assumed bank debt of $161.3 million plus purchase price adjustments of $7.3 million.
In February 2013, we sold our interests in the company that owns and operates the Golar Maria to Golar Partners.

(in thousands of $)	Golar Maria
Cash consideration received (3)	127,900
Carrying value of the net assets sold to Golar Partners	(45,630)
Gain on disposal	82,270
Deferred gain on sale (note 28)	(17,114)
Gain recognized on sale	65,156
The gain from the sale of the Golar Maria was $82.3 million of which $65.2 million had been recognized at the time of the sale in the consolidated statements of operation under "Gain on disposals to Golar Partners". The remaining $17.1 million, which represents profit based on our holding in the subordinated units in Golar Partners measured as of the date of the dropdown, has been deferred under "Other current liabilities" and "Other long-term liabilities" (see note 28) and is being released to income over the remaining useful life of the vessel or until it is sold. As of December 31, 2015 and 2014, the unamortized portion of the gain is $15.1 million, and $15.7 million, respectively.
(3) The cash consideration for the Golar Maria comprised of $215.0 million for the vessel less the assumed bank debt and interest rate swap liability of $89.5 million and $3.1 million, respectively, plus purchase price adjustments of $5.5 million.

7.	SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trades in physical and future LNG contracts, and are in the process of developing our first FLNG. Since the IPO of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2015, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion is expected to be completed and delivered in 2017. The costs associated with the conversion to a FLNG has been considered as a separate segment.

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

FLNG meets the definition of an operating segment as the business is a distinguishable component of the business from which, once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

(in thousands of $)	2015				2014				2013
	Vessel operations	LNG trading	FLNG*	Total	Vessel operations	LNG trading	FLNG*	Total	Vessel operations	LNG trading	Total
Time and voyage charter revenues	90,127	—	—	90,127	95,399	—	—	95,399	90,558	—	90,558
Vessel and other management fees	12,547	—	—	12,547	10,756	—	—	10,756	9,270	—	9,270
Vessel and voyage operating expenses	(125,389)	—	—	(125,389)	(76,910)	—	—	(76,910)	(58,009)	—	(58,009)
Administrative expenses	(28,657)	—	(4,869)	(33,526)	(17,468)	(64)	(1,735)	(19,267)	(22,816)	(136)	(22,952)
Impairment of long-term assets	(1,957)	—	—	(1,957)	(500)	—	—	(500)	(500)	—	(500)
Depreciation and amortization	(73,732)	—	—	(73,732)	(49,561)	(250)	—	(49,811)	(36,562)	(309)	(36,871)
Other operating loss	—	—	—	—	(6,387)	—	—	(6,387)	—	—	—
Other operating gains (losses) - LNG trade	—	—	—	—	—	1,317	—	1,317	—	—	—
Gain on disposals to Golar Partners (including amortization of deferred gain)	102,884	—	—	102,884	43,783	—	—	43,783	65,619	—	65,619
Impairment of vessel held-for-sale	(1,032)	—	—	(1,032)	—	—	—	—	—	—	—
Loss on disposal of vessel	(5,824)	—	—	(5,824)	—	—	—	—	—	—	—
Operating (loss) income	(31,033)	—	(4,869)	(35,902)	(888)	1,003	(1,735)	(1,620)	47,560	(445)	47,115
Other non-operating income (loss)	12,513		—	12,513	26,766	718	—	27,484	27,605	—	27,605
Net financial (expenses) income	(174,619)	—	—	(174,619)	(87,600)	(252)	—	(87,852)	41,768	—	41,768
Income taxes	3,053	—	—	3,053	1,114	—	—	1,114	3,404	—	3,404
Equity in net earnings (losses) of affiliates	16,454	—	—	16,454	19,408	—	—	19,408	15,821	—	15,821
Net (loss) income	(173,632)	—	(4,869)	(178,501)	(41,200)	1,469	(1,735)	(41,466)	136,158	(445)	135,713
Non-controlling interests	(19,158)	—	—	(19,158)	(1,655)	—	—	(1,655)	—	—	—
Net (loss) income attributable to Golar LNG Ltd	(192,790)	—	(4,869)	(197,659)	(42,855)	1,469	(1,735)	(43,121)	136,158	(445)	135,713
Total assets	3,436,784	—	870,804	4,307,588	3,630,538	1,335	360,120	3,991,993	2,664,953	268	2,665,221
Investment in affiliates	313,021	—	—	313,021	335,372	—	—	335,372	350,918	—	350,918
Capital expenditures	565,777	—	111,572	677,349	1,202,901	—	313,645	1,516,546	734,155	—	734,155

* The Hilli conversion into a FLNG commenced in 2014. Therefore no comparative segmental information for the year ended December 31, 2013 was presented. We incurred FLNG project costs of $7.7 million for the year ended December 31, 2013. These were included in administrative expenses.

Revenues from external customers

During December 31, 2015 and 2014, our vessels operated under charters with three main charterers: a major Japanese trading company, a major commodity trading company, and Nigeria LNG Ltd.

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

In the years ended December 31, 2015, 2014 and 2013, revenues from the following customers accounted for over 10% of our consolidated time charter revenues:

(in thousands of $)	2015		2014		2013
Nigeria LNG Ltd	37,994	42%	—	—%	—	—%
Major commodity trading company	16,167	18%	15,761	17%	—	—%
Major Japanese trading company	—	—%	55,975	59%	47,744	53%
Gdf Suez Gas	—	—%	—	—%	10,015	11%
Eni Spa	—	—%	—	—%	8,912	10%
BG Group plc	—	—%	—	—%	13,114	14%

Geographical segment data

The following geographical data presents our revenues with respect only to our FSRUs, operating under long-term charters, at specific locations. LNG vessels operate on a worldwide basis and are not restricted to specific locations.

Revenues (in thousands of $)	2015	2014	2013
Kuwait*	—	4,182	—
* This relates to revenues from the Golar Igloo prior to her disposal to Golar Partners on March 28, 2014.

In 2013, we did not own any operating FSRUs. In February 2014, the FSRU, Golar Igloo, was delivered to us which we subsequently sold to Golar Partners in March 2014. The vessel was chartered by KNPC, a subsidiary of Kuwait Petroleum Corporation, the state-owned oil and gas company of Kuwait, during the period under Golar ownership.

8.	IMPAIRMENT OF LONG-TERM ASSETS

Vessels

The following table presents the market value and carrying value of one of our vessels that we have determined to have a market value that is less than their carrying value as of December 31, 2015. Based on the estimated future undiscounted cash flows of the vessel, which are significantly greater than the respective carrying value, no impairment was recognized on this vessel.

(in thousands of $)

Vessel	2015 Market value(1)	2015 Carrying value	Deficit
Golar Arctic	115,000	149,600	34,600
(1) Market values are determined using reference to market comparable values as provided by independent brokers. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

Long-lived assets

The following table presents the impairment charge recognized in relation to surplus FSRU equipment acquired in connection with the initial conversion of the Golar Spirit to a FSRU.

(in thousands of $)	2015	2014	2013
Impairment charge	1,957	500	500

As of December 31, 2015, given the current offshore environment and lack of demand for this equipment, we recognized a full impairment charge against this item.

9.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2015	2014	2013
Mark-to-market adjustment for interest rate swap derivatives (see note 32)	(12,798)	(28,996)	56,461
Interest rate swap cash settlements (see note 32)	(15,797)	(20,424)	(10,626)
Mark-to-market adjustment for equity derivatives (see note 32)	(67,925)	(13,657)	—
Mark-to-market adjustment for foreign currency derivatives (see note 32)	—	94	719
Impairment of loan	(15,010)	—	—
Financing arrangement fees and other costs	(1,841)	(7,157)	(5,632)
Amortization of deferred financing costs and debt guarantee	(3,082)	(2,459)	(1,120)
Foreign exchange loss on operations	(2,126)	(1,200)	(1,583)
Other	(25)	(295)	—
	(118,604)	(74,094)	38,219

The impairment loss on loan arose on certain loan facilities granted to PT Perusahaan Pelayaran Equinox (or Equinox) in March 2015, in connection with their acquisition of the vessel, the Golar Viking. This initially comprised of (i) a short-term $80.0 million bridging loan facility maturing in March 2016; (ii) a $53.0 million, 10 year term loan; and (iii) a $5.0 million revolving credit facility. Given Equinox’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia as originally envisaged, this raised concerns as to the recoverability of these loans, and thus we agreed to the repossession of the vessel (based on a current vessel market valuation of $125.0 million) in consideration for extinguishment of the total outstanding balance on the loan receivables of $138.5 million. Accordingly, we recognized an impairment provision (net of repossession costs) of $15.0 million in 2015.

Financing arrangement fees and other costs of $7.2 million in 2014 arose mainly from commitment fees incurred on our $1.125 billion debt facility to fund eight of our newbuild vessels. All of the newbuild vessels had been delivered by the end of 2014, and thus funds drawn down on the debt facilities.

10.	TAXATION

The components of income tax expense/(credit) are as follows:

(in thousands of $)	2015	2014	2013
Current tax expense/(credit):
U.K.	435	2,212	(27)
Total current tax expense/(credit)	435	2,212	(27)
Deferred tax expense:
U.K.	—	161	110
Amortization of tax benefit arising on intra-group transfers of long-term assets	(3,488)	(3,487)	(3,487)
Total income tax credit	(3,053)	(1,114)	(3,404)

The income taxes for the years ended December 31, 2015, 2014 and 2013 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2015	2014	2013
Income taxes at statutory rate	—	—	—
Effect of deferred tax benefit on intra-group transfers of long-term assets	(3,488)	(3,487)	(3,487)
Effect of adjustments in respect of current tax in prior periods	(330)	1,411	(188)
Effect of taxable income in various countries	765	962	271
Total tax credit	(3,053)	(1,114)	(3,404)

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

United Kingdom

Current taxation of $0.4 million, $2.2 million and $nil for the years ended December 31, 2015, 2014 and 2013, respectively, relates to taxation of the operations of our United Kingdom subsidiaries, which includes amounts paid by one of our U.K. subsidiary's branch offices in Oslo. Taxable revenues in the U.K. are generated by our U.K. subsidiary companies and are comprised of management fees received from Golar group companies as well as revenues from the operation of certain of Golar's vessels. These vessels are sub-leased from other non-U.K Golar companies.

As at December 31, 2015, our 2015 and 2014 U.K. income tax returns have not been filed. Accordingly, once filed, the tax years 2012 to 2015 remain open for examination by the U.K. tax authorities. As at December 31, 2015, the statutory rate in the U.K. was 20%.

There are ongoing inquiries and discussions with the U.K. tax authorities for certain subsidiaries in relation to tax depreciation claims. If the U.K. tax authorities successfully challenged the availability of the tax depreciation claims, this would impact ours or that of the lessor banks' tax returns from 2003 onwards. Further detail on this matter is included within ''Other commitments and contingencies'' (see note 35).

Deferred income tax assets are summarized as follows:

(in thousands of $)	2015	2014
Deferred tax assets, gross and net	260	260

We recorded deferred tax assets of $0.3 million and $0.3 million as of December 31, 2015 and 2014, respectively, which have been classified as non-current and included within ''Other non-current assets''. These assets relate to differences for depreciation and other temporary differences.

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

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the year. Treasury shares are not included in the calculation. The computation of diluted EPS for the years ended December 31, 2015, 2014 and 2013, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2015	2014	2013
Net (loss) income attributable to Golar LNG Ltd stockholders - basic and diluted	(197,659)	(43,121)	135,713

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2015	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	93,357	87,013	80,530

Diluted earnings per share:
Weighted average number of common shares outstanding	93,357	87,013	80,530
Effect of dilutive share options	—	—	381
Effect of dilutive convertible bonds	—	—	4,545
Common stock and common stock equivalents	93,357	87,013	85,456

(Loss) earnings per share are as follows:

	2015	2014	2013
Basic	$(2.12)	$(0.50)	$1.69
Diluted	$(2.12)	$(0.50)	$1.59

12.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of vessels owned and operated as of December 31, 2015, were as follows:

Year ending December 31	Total
(in thousands of $)
2016	12,260
2017 and thereafter	12,852
Total	25,112

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2015 and 2014 were $416.9 million and $15.2 million, and $471.5 million and $35.5 million, respectively.

The above table excludes the contracted revenues arising under the contract with West Africa Gas Limited (''WAGL'') for FSRU services provided by the Golar Tundra. The charter is expected to commence in the second quarter of 2016. This is by virtue that we expect to complete the dropdown of the Golar Tundra to Golar Partners in May 2016.

Rental expense

Charter hire payments for certain contracted-in vessels are accounted for as operating leases. Additionally, we are committed to making rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are as follows:

Year ending December 31	Total
(in thousands of $)
2016	27,786
2017	23,238
2018	770
2019	599
2020	50
2021 and thereafter	—
Total minimum lease payments (1)	52,443

(1) The above table includes operating lease charter-hire payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer does not renew or extend its charter beyond February 2015, Golar Partners has the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015 (see note 33).

Total rental expense for operating leases was $42.8 million, $0.6 million and $0.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

13.	INVESTMENTS IN AFFILIATES

At December 31, 2015 and 2014, we have the following participation in investments that are recorded using the equity method:

	2015	2014
Golar Partners (1)	25.4%	25.4%
The Cool Pool Limited ("Pool Manager")	33%	—%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Wilhelmsen Management AS ("Golar Wilhelmsen")	100%	60%

(1) As of December 31, 2015, we held a 30.7% (2014: 41.4%) ownership interest in Golar Partners. However, the above 25.4% interest refers only to our interests in the subordinated units (in substance common stock) which are subject to the equity method accounting.

The carrying amounts of our investments in our equity method investments as at December 31, 2015 and 2014 are as follows:

(in thousands of $)	2015	2014

Golar Partners	307,546	328,853
ECGS	5,475	5,942
Golar Wilhelmsen (1)	—	577
Equity in net assets of affiliates	313,021	335,372

(1) Effective September 4, 2015, we ceased equity accounting for our interests in Golar Wilhelmsen, pursuant to the acquisition of the remaining 40% interest in the entity. Accordingly, as of this date, Golar Wilhelmsen became a wholly-owned subsidiary.

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2015	2014
Cost	374,675	374,729
Dividend	(105,401)	(68,127)
Equity in net earnings of other affiliates	43,992	28,141
Share of other comprehensive (loss) income in affiliate	(245)	629
Equity in net assets of affiliates	313,021	335,372

Quoted market prices for ECGS, the Pool Manager and Golar Wilhelmsen are not available because these companies are not publicly traded.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of December 31, 2015, it had a fleet of ten vessels which are managed by the Company (2014: nine vessels). We hold various interests in Golar Partners. The carrying value of our investments in Golar Partners as of December 31, 2015 and 2014, are as follows:

(in thousands of $)	2015	2014
Subordinated units - accounted for under the equity method (i)	307,546	328,853
Common units (ii)	25,530	275,307
General Partner Units and IDRs (iii)	196,825	196,825
Total investments in Golar Partners	529,901	800,985

(i)	Subordinated units (Equity method)
For the period presented we held 15.9 million units, representing 100% of the subordinated units. We have accounted for this investment under the equity method on the basis that the subordinated units are considered to be, in-substance, common stock for accounting purposes. The initial carrying value of these units was based on the fair value on the deconsolidation date. The fair value was determined based on the quoted market price of the listed common units as of December 13, 2012, but discounted principally for their non-tradability and subordinated dividend and liquidation rights during the subordination period. The subordination period will end on the satisfaction of various tests as prescribed in the Partnership Agreement, but will not end before March 31, 2016, except with our removal as general partner. Upon expiration of the subordination period, the subordinated units will convert to common units subject to passing certain conditions.

Dividends received for the year ended December 31, 2015 and 2014, in relation to our holding in the subordinated units amounted to $36.6 million and $34.1 million, respectively.

(ii)	Common units (Available-for-sale securities)
Our holding in the voting common units of Golar Partners have been accounted for under the guidance for available-for-sale securities (see note 22) on the basis that during the subordination period the common units have preferential dividend and liquidation rights.

(iii)	General Partner units and IDRs (Cost method)
Our 2% general partner interest and 100% of the IDRs in Golar Partners have been accounted for as cost-method investments (see note 23) on the basis that the general partner interests have preferential dividend and liquidation rights during the subordination period. The carrying value of the IDRs was based on the fair value as of the deconsolidation date of Golar Partners, December 13, 2012. The fair value of the IDRs was determined using a Monte Carlo simulation method. This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the IDRs, such that the price of a unit output by the Monte Carlo simulation equalled the price observed in the market. The method took into account the historical volatility, dividend yield as well as the share price of the units as of the deconsolidation date. Refer to note 23 for additional detail.

As of December 31, 2015, the aggregate carrying value of our investments in Golar Partners was $529.9 million, which represents our total ownership interest in the Partnership of 30.7% and the IDRs. The estimated market value of our investments in Golar Partners are determined with reference to the quoted price of the common units, but adjusted to reflect the different rights associated with each class of investment. Due to the decline in the quoted price of the common units since the third quarter of 2015, the fair value of our investments in Golar Partners has been below its carrying value. As of December 31, 2015, the quoted unit price was $13.38, subsequently increasing to a high of $18.03 and a low of $8.02. In relation to our investments we are required to recognize an impairment loss where it is determined to be “other than temporary.” However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven by industry trends, specifically the decline in oil prices, which has resulted in a general negative sentiment towards oil and gas stocks and its status as a MLP which has suffered in response to cuts in distributions by other MLPs in the sector. We believe this is not a reflection of the Partnership’s profitability, strong financial position or its ability to maintain distributions given the Partnership’s fleet currently all operate under medium and long-term charters with fixed charter rates, which has historically contributed to secure and stable operating cashflows. Thus, as we have both the ability and intent to hold our investments in the Partnership, no impairment has been recognized in 2015 in relation to these investments.

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

As ECGS is jointly owned and operated together with other third parties, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint significant influence. Dividends received for each of the years ended December 31, 2015 and 2014 were $0.7 million and $0.6 million, respectively.

Golar Wilhelmsen

During 2010 Golar Management Ltd and Wilhelmsen Ship Management AS ("WSM") incorporated a Norwegian private limited company with the name Golar Wilhelmsen Management AS, or Golar Wilhelmsen. The purpose was to build an organization specialized in the technical management of gas carriers. The company's focus was LNG carriers, FSRUs, floating LNG terminals and other gas carrying vessels which included both our and Golar Partners' fleet of vessels and eventually vessels from third parties. In September 2010, we entered into new ship management agreements with Golar Wilhelmsen for our fleet, cancelling our previous arrangements, and WSM serves as the technical manager for our vessels.

Both we and WSM had joint control over the operational and financial policies of Golar Wilhelmsen. Accordingly, we had adopted the equity method of accounting for our interest in Golar Wilhelmsen as we considered we had joint significant influence by virtue of significant participating rights of the non-controlling interest, WSM. As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held 100% ownership interest in Golar Wilhemsen, thus making it a controlled and fully consolidated subsidiary from that date. Subsequent to the acquisition, Golar Wilhelmsen was renamed Golar Management Norway AS.

Pool Manager (Cool Pool)

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd ("GasLog") and Dynagas Ltd ("Dynagas") to market our vessels which are currently operating in the LNG shipping spot market. As of December 31, 2015, the Cool Pool comprised of fourteen vessels, of which eight vessels were contributed by us, three vessels by GasLog and three vessels by Dynagas. The vessel owner continues to be fully responsible for the manning and the technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company ("Pool Manager") was established in September 2015. The Pool Manager is jointly owned and controlled by us, GasLog and Dynagas.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2015			December 31, 2014
	ECGS	Golar Partners	Pool Manager	Golar Wilhelmsen	ECGS	Golar Partners
Balance Sheet
Current assets	35,042	131,851	4,901	2,096	37,159	141,556
Non-current assets	3,200	2,113,487	—	5	3,224	1,814,646
Current liabilities	27,272	266,012	216	1,044	28,711	277,874
Non-current liabilities	20	1,382,811	—	—	20	1,076,589
Non-controlling interest	—	66,765	—	—	—	67,618

Statement of Operations
Revenue	72,294	434,687	8,356	6,732	78,946	396,026
Net income	730	172,683	—	479	1,508	184,735

14.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts. The provision for doubtful debts was $nil for both the years ended December 31, 2015 and 2014, respectively.

15.	OTHER RECEIVABLES, PREPAID EXPENSES AND ACCRUED INCOME

(in thousands of $)	2015	2014
Prepaid expenses	3,580	3,119
Other receivables	17,697	12,102
Corporation tax receivable	3,476	2,277
	24,753	17,498

As of December 31, 2015 and 2014, included in other receivables is a short-term loan receivable balance of $6.4 million and $8.1 million, respectively, provided to one of our partners in the Douglas Channel project in May 2013. The loan granted was for an original sum of $12.0 million to Douglas Channel LNG Assets Partnership ("DCLAP") as part of the potential FLNG project in Douglas Channel, British Columbia. The General Partner of DCLAP is a company wholly-owned by LNG Partner LLC ("LNGP"). The loan had a maturity date of September 30, 2013 and is secured by a general security agreement over the pipeline transportation capacity on the pipeline system that delivers natural gas to the area where the FLNG project is intended to operate.

In September 2013, LNGP filed for bankruptcy. We commenced legal proceedings against LNGP seeking to have a receiver appointed over the secured assets. As court proceedings progressed during 2014, the parties negotiated a reorganization plan where we are no longer a participant in the project but became a creditor. The reorganization plan comprised of a new consortium of parties involved in the project has been finalized and approved by the Supreme Court of British Columbia. We retain security of the assets until the project reaches final investment decision. Of the $12.0 million short-term loan, we have, after settlements, a balance of $6.4 million remaining as of December 31, 2015.

16.	NEWBUILDINGS

(in thousands of $)	2015	2014
Purchase price installments	12,375	312,160
Interest costs capitalized	1,139	17,806
Other costs capitalized	47	14,577
	13,561	344,543

As at December 31, 2015 we have remaining commitments of $235.1 million due to our newbuilding contract to construct one FSRU at a total contract cost of $247.5 million. See note 34 for the expected timing of the remaining installments to be paid.

Interest costs capitalized in connection with the newbuildings for the years ended December 31, 2015, 2014 and 2013 were $3.9 million, $21.1 million and $22.5 million, respectively. Other capitalized costs include site supervision and other miscellaneous construction costs.

In 2015, we took delivery of four newbuilds. Upon delivery of these vessels, their total costs of $374.3 million were transferred to ''Vessels and equipment, net'' (see note 18). Included within this amount is Golar Tundra, which is shown as "held-for-sale".

17.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2015	2014
Purchase price installments	495,518	344,386
Interest costs capitalized	4,187	443
Other costs capitalized	1,317	376
	501,022	345,205

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG. The primary contract was entered into with Keppel Shipyard Limited ("Keppel"). Following our payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to the Keppel shipyard in Singapore to undergo her conversion in September 2014. We expect the conversion will require 31 months to complete, followed by mobilization to a project for full commissioning.

Accordingly, the carrying value of the Hilli of $31.0 million, was reclassified from "Vessels and equipment, net" to "Asset under development". The total estimated conversion and vessel and site commissioning cost for the Hilli, is approximately $1.3 billion. Interest costs capitalized in connection with the Hilli conversion for the year ended December 31, 2015 was $3.7 million (2014: $0.4 million).

18.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2015	2014
Cost	2,572,740	1,813,170
Accumulated depreciation	(236,596)	(164,282)
Net book value	2,336,144	1,648,888

As at December 31, 2015, we owned sixteen (2014: thirteen) vessels including the Golar Tundra. During the year ended December 31, 2015, we took delivery of four newbuildings. However, as of December 31, 2015, the Golar Tundra's carrying value has been excluded as she was classified as "held-for-sale".

Drydocking costs of $43.1 million and $43.9 million are included in the cost amounts above as of December 31, 2015 and 2014, respectively. Accumulated amortization of those costs as of December 31, 2015 and 2014 were $18.2 million and $11.3 million, respectively.

Depreciation and amortization expense for each of the years ended December 31, 2015, 2014 and 2013 was $73.7 million, $49.8 million and $36.9 million, respectively.

As at December 31, 2015 and 2014, vessels with a net book value of $2,543.0 million and $1,997.7 million, respectively, were pledged as security for certain debt facilities (see note 35). These totals include vessels classified as held-for-sale which included the Golar Tundra with respect to 2015, and both the Golar Eskimo and the Golar Viking in 2014.

As at December 31, 2015 and 2014, included in the above amounts is office equipment with a net book value of $2.8 million and $1.4 million, respectively.

19.	HELD-FOR-SALE

a) Vessel held-for-sale

In April 2015, we purchased the vessel LNG Abuja for a consideration of $20.0 million. In June 2015, we agreed the sale of the vessel to a third party for $19.0 million and the transaction was completed in July 2015. Accordingly, as of June 30, 2015, the vessel was classified as held-for-sale resulting in an impairment loss of $1.0 million recognized in 2015.

In December 2014, we entered into an agreement to sell our LNG carrier the Golar Viking to Equinox at a sale price of $135.0 million, resulting in a loss on disposal of $5.8 million. This vessel was classified as held-for-sale in our consolidated balance sheet as at December 31, 2014. We completed the sale of the Golar Viking in February 2015.

b) Assets and liabilities held-for-sale

In February 2016, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to the disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. The sale of the Golar Tundra is expected to be completed in May 2016 (see note 36).

In December 2014, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Eskimo to Golar Partners. The sale of the Golar Eskimo was completed in January 2015 (see note 6).

Assets and liabilities included in our consolidated balance sheet presented as held-for-sale are shown below:

(in thousands of $)	As of December 31, 2015	As of December 31, 2014
ASSETS
Current assets
Restricted cash	3,618	—
Other receivables, prepaid expenses and accrued income	217	196
Inventories	572	266
Total current assets	4,407	462

Non-current assets
Vessels and equipment, net	262,627	280,284
Deferred charges	2,425	4,209
Total non-current assets	265,052	284,493
Total assets (2)	269,459	284,955

LIABILITIES
Current liabilities
Current portion of long-term debt	—	(13,569)
Short-term debt (1)	(201,725)	—
Trade accounts payable	(844)	(419)
Accrued expenses	(1,019)	(786)
Amounts due to related parties	(50)	(366)
Total current liabilities	(203,638)	(15,140)

Non-current liabilities
Long-term debt	—	(149,261)
Total non-current liabilities	—	(149,261)
Total liabilities (2)	(203,638)	(164,401)

(1) The short-term debt of $201.7 million relates to a secured debt financing arrangement entered into by the CMBL lessor VIE in respect of the Golar Tundra. The debt facility is denominated in USD, bears interest at LIBOR plus a margin and is repayable with a final balloon payment of $201.7 million in 2016. Although we have no control over the funding arrangements of the CMBL lessor VIE, as we consider ourselves the primary beneficiary of the VIE, we are required to consolidate this loan facility into our financial results. Refer to note 4 for additional detail.
(2) We have classified all assets and liabilities as current on the consolidated balance sheets.
(3) We have not presented any of our held-for-sale assets or disposal groups as discontinued operations in our statements of operations as we consider ourselves a project development company, such that our strategy encompasses the disposal of vessels and related interests for the purpose of financing our projects, thus they do not represent a strategic shift and do not have a major effect on our operations and financial results.

20.	DEFERRED CHARGES

Deferred charges represent financing costs, principally bank fees that are capitalized and amortized over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)	2015	2014
Debt arrangement fees and other deferred financing charges	52,150	32,903
Accumulated amortization	(9,996)	(6,102)
	42,154	26,801

The increase in debt arrangement fees and other deferred finance charges for the year ended December 31, 2015 and 2014, relate primarily to the financing costs in respect of the $1.125 billion financing facility entered by the Company in July 2013 to fund eight of our newbuildings and the financing arrangements relating to our ICBC lessor VIEs (see note 4). Additions to deferred charges for the years ended December 31, 2015 and 2014 were $19.2 million and $10.7 million, respectively.

Amortization of deferred charges for the years ended December 31, 2015, 2014 and 2013 was $5.7 million, $3.3 million and $2.0 million, respectively.

21.	RESTRICTED CASH AND SHORT-TERM RECEIVABLES

Our restricted cash and short-term investment balances are as follows:

(in thousands of $)	2015	2014
Restricted cash relating to the total return equity swap (see note 32)	92,752	46,051
Restricted cash in relation to the Golar Viking	—	25,000
Restricted cash in relation to the Hilli	280,000	—
Restricted cash and short-term receivables held by ICBC lessor VIEs (see note 4)	35,450	—
Restricted cash relating to projects	—	3,111
Restricted cash relating to office lease	361	425
Total restricted cash	408,563	74,587
Less: Amounts included in short-term restricted cash and short-term receivables	228,202	74,162
Long-term restricted cash	180,361	425
Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap requiring a collateral of 20% of the total purchase price and subsequently adjusted with reference to the Company's share price.

In December 2014, Qatar Gas Trading Company Limited requested a bank guarantee for $25 million in relation to a legal dispute related to the Golar Viking to which we agreed to provide this security. The guarantee was released subsequently in January 2015 following the execution of the settlement agreement.

In November 2015, in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305 million to support the performance guarantee. Of this amount, pursuant to progression with the syndication process, $25 million was released to us in December 2015 as free cash. Accordingly, as of December 31, 2015, the restricted cash balance amounted to $280 million. Furthermore, under the provisions of the $400 million letter of credit, the terms allow for a stepped reduction in the value of the guarantee over time and thus conversely a reduction in the cash collateral requirements. After one year of full production, following conversion and commissioning, the cash collateral requirements will reduce to $112.5 million and again to $45 million potentially in 2019 after the second year of full production.

ICBC restricted cash are amounts held by ICBC lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as VIEs (see note 4).

Restricted cash relating to projects relates to Performance and Delivery Bonds (the "Bonds") for our FSRU contracts in Kuwait and Jordan, respectively. We issued the Bonds to the charterers to guarantee against our failure to meet our obligations as specified in the contracts. The Performance Bond is valid for the duration of the contract or, in the case of the Delivery Bond, until the vessel is delivered to the charterer. The Bonds are cash collateralized but we have the option to restructure these as non-cash backed bonds.

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 27) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

22.	INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

(in thousands of $)	2015	2014
Golar Partners (see note 13)	25,530	275,307

The investment classified as available-for-sale in Golar Partners represents its interest in the common units, which includes an unrealized loss of $28.6 million as of December 31, 2015 (2014: gain of $15.7 million). In January 2015, we completed a secondary offering of 7,170,000 common units held in Golar Partners, at a price of $29.90 per unit, generating net proceeds of approximately $207.4 million. Between August and September 2015, we purchased a total of 240,000 common units held in Golar Partners in a series of open market transactions, at a combined total cost of $5.0 million.

Both the sale and purchase of common units of Golar Partners were at the fair value of these securities on the date of the respective transaction.

23.	COST METHOD INVESTMENTS

(in thousands of $)	2015	2014
Golar Partners (see note 13)	196,825	196,825
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347
	204,172	204,172

Our investment in Golar Partners was $196.8 million and relates to our interests in the general partner units and IDR interests which were measured initially at fair value on the deconsolidation date, December 13, 2012 (see note 13). We made further contributions of $5.6 million to Golar Partners in connection with Golar Partners 2013 equity offerings. Dividends received for the year ended December 31, 2015 and 2014 in relation to our investments in Golar Partners' general partner units and IDRs amounted to $11.5 million and $8.3 million, respectively.

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of an FSRU terminal to be situated off the Livorno coast of Italy. As of December 31, 2015, our investment in OLT-O was $7.3 million, representing 2.7% interest in OLT–O's issued share capital. We received no dividends from our investment in OLT-O for either of the years ended December 31, 2015 and 2014.

24.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2015	2014
Mark-to-market interest rate swaps valuation (see note 32)	5,330	12,603
Other long-term assets	45,520	55,839
	50,850	68,442

Included within "Other long-term assets" are:

(i) $41.0 million of payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG following agreements to convert her were made effective in December 2014 (December 31, 2014: $49.9 million). The decrease of $8.9 million to $41.0 million in 2015 is mainly due to an agreement with Keppel to allow $10.0 million of the payments earmarked for the Gimi to be utilized against the Hilli conversion to a FLNG. These agreements include certain cancellation provisions, which if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay termination fees; and

(ii) unutilized parts originally ordered for the Golar Spirit FSRU retrofitting following changes to the original project specification. Since acquisition, we have recognized total impairment charges of $7.0 million (see note 8). As of December 31, 2015 and 2014, the carrying value of these parts was $nil and $2.0 million, respectively.

25.	ACCRUED EXPENSES

(in thousands of $)	2015	2014
Vessel operating and drydocking expenses	5,003	13,443
Administrative expenses	11,460	6,054
Interest expense	36,870	11,627
	53,333	31,124

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

26.	OTHER CURRENT LIABILITIES

(in thousands of $)	2015	2014
Deferred drydocking, operating cost and charterhire revenue	1,327	9,514
Mark-to-market interest rate swaps valuation (see note 32)	4,597	3,038
Mark-to-market equity swaps valuation (see note 32)	81,581	13,656
Provision in relation to Golar Viking claim	—	13,848
Guarantees issued to Golar Partners (see note 33)	6,096	2,246
Dividends payable	40,466	—
Other	14,516	4,621
	148,583	46,923

As of December 31, 2014, we had recorded a provision of $13.8 million relating to a Golar Viking legal claim on the basis of a compromise settlement agreement between all parties involved in the arbitration proceedings. Accordingly, during 2014, we recognized an operating loss of $6.4 million in the consolidated statements of operation. The claim was settled in January 2015.

As of December 31, 2015, dividends payable of $40.5 million relating to the third quarter of 2015 were subsequently settled in January 2016.

As of December 31, 2015, included within 'Other' is $9.0 million due to Keppel (see note 27).

27.	DEBT

(in thousands of $)	2015	2014
Total long-term and short-term debt	1,878,061	1,380,787
Less: current portion of long-term debt and short-term debt	(501,618)	(116,431)
Long-term debt	1,376,443	1,264,356

The outstanding debt as of December 31, 2015 is repayable as follows:

Year ending December 31
(in thousands of $)
2016	501,618
2017	386,008
2018	94,968
2019	145,968
2020	124,126
2021 and thereafter	625,373
Total	1,878,061

Our debt is denominated in U.S. dollars and bears floating interest rates. The weighted average interest rate for the years ended December 31, 2015 and 2014 was 3.50% and 3.35%, respectively.

At December 31, 2015 and 2014, our debt was as follows:

(in thousands of $)	2015	2014	Maturity date
Golar Arctic facility	80,200	87,500	2019
Golar Viking facility	—	82,000	2017
Golar Viking (2015)	62,500	—	2020
Convertible bonds	243,369	238,037	2017
GoFLNG Hilli facility	50,000	—	2017
Hilli shareholder loans:
- Keppel loan	44,066	35,572	2027
- B&V loan	5,000	5,000	2027
$1.125 billion facility:
- Golar Seal facility	106,612	117,273	2018/2025*
- Golar Celsius facility	107,020	117,721	2018/2025*
- Golar Crystal facility	111,941	122,602	2019/2026*
- Golar Penguin facility	118,144	128,885	2019/2026*
- Golar Bear facility	118,524	129,299	2019/2026*
- Golar Frost facility	120,357	131,298	2019/2026*
Subtotal	1,167,733	1,195,187
ICBC VIE loans:
- Golar Glacier facility	177,176	185,600	2016/2024**
- Golar Snow facility	178,566	—	2016/2025**
- Golar Kelvin facility	182,540	—	**
- Golar Ice facility	172,046	—	**
Total debt	1,878,061	1,380,787

* The commercial loan tranche matures earlier of the two dates, with the remaining balancing maturing at the latter date.
** This represents the total loan facilities drawn down by subsidiaries of ICBC which we consider as VIEs. We determined that we are the primary beneficiary of these VIEs, as we are expected to absorb the majority of the VIEs’ losses and residual gains associated with the vessels sold and leased backed from them. Accordingly, these VIEs and their related loan facilities are consolidated in our results.

Golar Arctic facility

In January 2008, we entered into a secured loan facility for an amount of $120.0 million, for the purpose of financing the purchase of the Golar Arctic. The facility bore interest at LIBOR plus a margin of 0.93% and is repayable in quarterly installments over a term of seven years with a final balloon payment of $86.3 million due in January 2015. In December 2014, this facility was fully repaid and we simultaneously entered into another loan facility with the same lender for $87.5 million. Under the new Golar Arctic facility, interest is at LIBOR plus a margin of 2.25% and is repayable in quarterly installments over a term of five years with a final balloon payment of $52.8 million due in December 2019.

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

Golar Viking (2015)

In December 2015, we entered into a $62.5 million secured loan facility, with certain lenders, to finance the Golar Viking upon repossession of the vessel from Equinox. The facility is repayable in quarterly installments over a term of five years with a final balloon payment of $37.8 million due in December 2020. This facility bears interest at LIBOR plus a margin of 2.5%.

Convertible bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. On inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55.0. We declared dividends of $1.40 and $1.80 relating to the years ended December 31, 2015 and 2014, respectively. The conversion price was adjusted from $48.40 to $45.82 effective on December 31, 2015. We have secured 13.0 million of our holdings in the subordinated units of Golar Partners against our Convertible Bonds which are due to mature in March 2017. In addition, please refer to note 21 for details of our restricted cash balances.

We have a right to redeem the bonds at par plus accrued interest, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. Accordingly, if the bonds were converted, 5,456,132 shares would be issued if the bonds were converted at the conversion price of $45.82 as at December 31, 2015.

The bond may be converted to our ordinary shares by the holders at any time starting on the forty-first business day of the issuance until the tenth business day prior to March 7, 2017.

GoFLNG Hilli facility

In September 2015, in connection with the conversion of the Hilli to a FLNG, we entered into agreements with a subsidiary of CSSCL for a pre-delivery credit facility and post-delivery sale and leaseback financing. Both the pre-delivery facility and the post-delivery sale and leaseback financings are dependent upon certain conditions precedent before drawing down, in the case of the pre-delivery financing, or execution of the sale and leaseback, in the case of the post-delivery financing.

Hilli pre-delivery facility

Under the pre-delivery credit facility, a subsidiary of CSSCL will lend us up to $700 million or 60% of the initial project budget for the conversion of the Hilli to partly finance the costs of conversion. The credit facility is non-amortizing with the principal payable at the earlier of August 30, 2018 or sale of the converted Hilli to a subsidiary of CSSCL under the sale and leaseback arrangement (described below under “Hilli post-delivery sale and leaseback financing”). The facility bears interest at a fixed rate of 6.25% per annum. Having satisfied all conditions precedent, we completed our first drawdown on the facility. Accordingly, as of December 31, 2015, the balance outstanding under the pre-delivery facility was $50 million. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend.

Hilli post-delivery sale and leaseback financing

Pursuant to a memorandum agreement with a subsidiary of CSSCL, we have agreed to sell the converted Hilli upon satisfaction of certain conditions precedent on or before August 30, 2018, for the purchase price of $1.2 billion net of 20%. The proceeds of this sale will be used, in part, to pay off the Hilli pre-delivery financing described above. We will subsequently lease back the vessel on a bareboat charter for a term of 10 years. We have options to repurchase the vessel throughout the charter term, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

Hilli shareholder loans

Keppel loan

In September 2014, our subsidiary, Golar GHK Lessors Limited ("GGHK"), entered into a Sale and Purchase Agreement with KSI Production Pte Ltd (''KSI''), a subsidiary of Keppel, to sell 10% of its ownership in Golar Hilli Corporation ("Hilli Corp") for $21.7 million. The consideration paid by KSI comprised of the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $21.7 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance. Since September 2014 through to December 31, 2015, additional cash calls have been issued to meet funding requirements relating to the conversion of the Hilli to a FLNG. However, during 2015, due to surplus cash balances it was agreed by the Hilli Corp shareholders to return an amount of surplus cash to both KSI and Golar. The amount to be returned to KSI was $9 million and resulted in a decrease in the Keppel loan by the same1. Accordingly, as of December 31, 2015, the balance outstanding under the Keppel shareholder loan was $44.1 million.

(1) The $9 million surplus cash to be returned to KSI remained outstanding as of December 31, 2015 and is captured within “Other current liabilities” (see note 26).

B&V loan

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with Black & Veatch International Company (''B&V'') to sell 11 shares of the registered issued share capital of Hilli Corp for $5.0 million. The consideration paid by B&V comprised the equity value of the shares and a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $5.0 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance.

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

The K-Sure tranche is funded by a consortium of lenders of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a twelve year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment of $131.0 million depending on drawdown dates on certain vessels. In the event the commercial tranche is not refinanced prior to the end of the five years, KEXIM has an option to demand repayment of the balance outstanding under the KEXIM tranche.

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

Date of drawdown	Vessel	$1.125 billion facility	Amount drawn down
October 2013	Golar Seal*	$133.2 million	$127.9 million
October 2013	Golar Celsius	$133.2 million	$128.4 million
May 2014	Golar Crystal	$133.2 million	$127.9 million
September 2014	Golar Penguin	$133.2 million	$128.9 million
September 2014	Golar Bear	$133.2 million	$129.3 million
October 2014	Golar Frost	$134.8 million	$131.3 million
February 2014	Golar Igloo**	$161.3 million	$161.3 million
December 2014	Golar Eskimo***	$162.8 million	$162.8 million
As at December 2014		$1,125 million	$1,098 million

* In March 2016, we completed the refinancing of the Seal, which provided approximately $50 million excess cash to liquidity.
** In March 2014, we sold the Golar Igloo to Golar Partners. The Golar Igloo debt of $161.3 million was assumed by Golar Partners.
*** In December 2014, we entered into a sale and purchase agreement with Golar Partners to sell the companies that own and operate the Golar Eskimo. Therefore, as of December 31, 2014, we classified the Golar Eskimo debt as "Liabilities held-for-sale" in our consolidated balance sheet. In January 2015, we completed the sale of our interests in the companies that own and operate the Golar Eskimo to Golar Partners. The adjusted consideration for the sale was $388.8 million less Golar Partners’ assumption of the Golar Eskimo debt (see note 6).

ICBC VIE loans

The following loans relate to ICBCL lessor entities that we consolidate as variable interest entities (“VIEs”). Although we have no control over the funding arrangements of these ICBCL entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. Refer to note 4 for additional information.

Golar Glacier facility

In October 2014, the special purpose vehicle ("SPV"), Hai Jiao 1401 Limited, which owns the Golar Glacier, entered into secured financing agreements for $184.8 million consisting of a senior and junior facilities which are denominated in USD. The senior loan facility of $153 million is a 10 year non-recourse loan provided by ICBC Brussels, with first priority mortgage on the Golar Glacier. The facility bears interest at LIBOR plus a margin and is repayable in semi-annual installments with a balloon payment on maturity. The short-term junior loan facility of $31.8 million is provided by ICBCIL Finance Co., a related party of ICBCL. The junior loan facility bears interest at 6% and is repayable on demand.

Golar Snow facility
In January 2015, the SPV, Hai Jiao 1402 Limited, which owns the Golar Snow, entered into secured financing agreements for $182.6 million consisting of senior and junior loan facilities which are denominated in USD. The senior loan facility of $160.0 million is a 10 year non-recourse loan provided by ICBC Brussels, with a first priority mortgage on the Golar Snow. The senior loan facility bears interest at LIBOR plus a margin and is repayable in semi-annual installments with a balloon payment on maturity. The junior loan facility of $22.6 million is provided by ICBCIL Finance Co., a related party of ICBCL. The junior loan facility bears interest at 6% and is repayable on demand.

Golar Kelvin facility

In January 2015, the SPV, Hai Jiao 1405 Limited, which owns the Golar Kelvin, entered into a secured financing agreement for $182.5 million consisting only of a junior loan facility. The junior loan facility is provided by ICBCIL Finance Co., a related party of ICBCL. The loan facility is denominated in USD and bears interest at 6% and is repayable on demand.

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice, entered into a secured financing agreement for $172.0 million consisting only of a junior loan facility. The junior loan facility is provided by Skysea Malta Capital, a related party of ICBCL. The loan facility is denominated in USD and bears interest at 3.00% and is repayable on demand.

CMBL VIE Loan

In November 2015, the SPV, Sea 24 Leasing Co Ltd, which owns the Golar Tundra, entered into a secured financing agreement. The loan facility is denominated in USD, bears interest at LIBOR plus a margin and is repayable in 2016. As of December 31, 2015, we have classified the debt associated with the Golar Tundra as "Liabilities held-for-sale" in our consolidated balance sheet. See note 19 for additional detail.

Debt restrictions

Certain of our debts are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and equity ratio covenants and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar Partners loan and lease agreements.

In addition to mortgage security, some of our debt is also collaterized through pledges of equity shares by our guarantor subsidiaries.

In April 2016, we received a waiver relating to our requirement to comply with the financial covenant contained in our $1.125 billion facility relating specifically to the financing of the Golar Seal and the Golar Celsius. The covenant requires that on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained. Subsequent to the year end, pursuant to the refinancing of the Golar Seal newbuild facility, this covenant is no longer applicable, and in relation to the Golar Celsius, the requisite cash deposit was made such that we were in compliance with this covenant. Except for this covenant, we were in compliance with all our covenants under our various loan agreements.

28.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2015	2014
Deferred gain on sale of Golar Maria (see note 6)	15,145	15,650
Pension obligations (see note 29)	36,279	38,670
Guarantees issued to Golar Partners (see note 33)	16,493	19,271
Other	1,308	1,849
	69,225	75,440

29.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2015, 2014 and 2013 was $0.2 million, $0.9 million and $0.5 million, respectively.

The total contributions to our defined contribution scheme were as follows:

(in thousands of $)	2015	2014	2013
Employers' contributions	1,035	684	533

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2015	2014	2013
Service cost	379	369	468
Interest cost	2,042	2,359	2,159
Expected return on plan assets	(946)	(984)	(918)
Recognized actuarial loss	1,195	998	1,415
Net periodic benefit cost	2,670	2,742	3,124

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2016 is $1.1 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2015	2014
Reconciliation of benefit obligation:
Benefit obligation at January 1	53,166	50,564
Service cost	379	369
Interest cost	2,042	2,359
Actuarial (gain) loss	(2,547)	3,700
Foreign currency exchange rate changes	(509)	(686)
Benefit payments	(3,058)	(3,140)
Benefit obligation at December 31	49,473	53,166

The accumulated benefit obligation at December 31, 2015 and 2014 was $48.5 million and $51.8 million, respectively.

(in thousands of $)	2015	2014
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	14,496	14,919
Actual return on plan assets	(155)	896
Employer contributions	2,411	2,459
Foreign currency exchange rate changes	(500)	(638)
Benefit payments	(3,058)	(3,140)
Fair value of plan assets at December 31	13,194	14,496

(in thousands of $)	2015	2014
Projected benefit obligation	(49,473)	(53,166)
Fair value of plan assets	13,194	14,496
Funded status (1)	(36,279)	(38,670)

Employer contributions and benefits paid under the pension plans include $2.4 million (2014: $2.5 million) paid from employer assets for the year ended December 31, 2015.

(1) Our plans compose of two plans. The details of these plans are as follows:

	December 31, 2015			December 31, 2014
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(10,145)	(39,328)	(49,473)	(11,163)	(42,003)	(53,166)
Fair value of plan assets	10,277	2,917	13,194	10,383	4,113	14,496
Funded status at end of year	132	(36,411)	(36,279)	(780)	(37,890)	(38,670)

The fair value of our plan assets, by category, as of December 31, 2015 and 2014 were as follows:

(in thousands of $)	2015	2014
Equity securities	9,620	10,032
Debt securities	3,032	4,004
Cash	542	460
	13,194	14,496

Our plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy.

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2015	2014
Net actuarial loss	12,400	15,251

The actuarial loss recognized in the other comprehensive income is net of tax of $nil, $0.2 million, and $0.1 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The asset allocation for our Marine scheme at December 31, 2015 and 2014, and the target allocation for 2016, by asset category are as follows:

Marine scheme	Target allocation 2016 (%)	2015 (%)	2014 (%)
Equity	30-65	30-65	30-65
Bonds	10-50	10-50	10-50
Other	20-40	20-40	20-40
Total	100	100	100

The asset allocation for our UK scheme at December 31, 2015 and 2014, and the target allocation for 2016, by asset category are as follows:

UK scheme	Target allocation 2016 (%)	2015 (%)	2014 (%)
Equity	75.0	75.7	69.0
Bonds	25.0	24.3	31.0
Total	100	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2016, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	592	1,800

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2016	444	3,000
2017	296	3,000
2018	444	3,000
2019	296	3,000
2020	370	3,000
2021 - 2025	2,590	15,000

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2015	2014
Discount rate	4.34%	3.95%
Rate of compensation increase	2.07%	2.21%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2015	2014
Discount rate	3.95%	4.60%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.21%	2.71%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ending December 31, 2015 and 2014 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2015 and 2014. For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

30.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2015 and 2014, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2015	2014
150,000,000 (2014: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2015	2014
93,546,663 (2014: 93,414,672) outstanding issued common shares of $1.00 each	93,547	93,415

We issued 0.1 million and 0.2 million common shares upon the exercise of stock options for the years ended December 31, 2015 and 2014, respectively.

On June 30, 2014, we closed a registered offering of 12,650,000 of our common shares, par value $1.00 per share, which included 1,650,000 common shares purchased pursuant to the underwriters' option to purchase additional common shares. We raised net proceeds of $660.9 million.

In September 2014, we closed a secondary offering of 32,000,000 shares of our common stock (including 4,173,913 common shares exercised under the underwriter's option) held by our former principal shareholder, World Shipholding Limited ("World Shipholding"), at a price to the public of $58.50 per share. Following the offering, World Shipholding’s stake in us was reduced from 36.2% to 1.9% as of December 2014. At December 31, 2015, World Shipholding's stake in us was 0.0%. We did not receive any proceeds from the sale of common shares by World Shipholding.

Treasury shares

In November 2014, our board of directors approved a new share repurchase program under which we may repurchase up to 5% of Golar's outstanding stock over the next two years. As at December 31, 2015, we had repurchased 0.3 million shares for a consideration of $12.3 million and was party to a total return swap ("TRS") indexed to 3.2 million of Golar's shares at an average price of $41.10. There is at present no obligation for us to purchase any shares from the counterparty

Share options

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

During 2015 and 2014, the Company granted 0.9 million and 1.8 million share options, respectively, to directors and employees.

As at December 31, 2015, 2014 and 2013, the number of options outstanding in respect of Golar shares was 2.2 million, 2.1 million and 0.5 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions used are noted in the table below:

	2015	2014	2013
Risk free interest rate	1.8%	1.8%	2.0%
Expected volatility of common stock	53.1%	53.6%	56.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	3.0 years	2.9 years	2.6 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock.

Historically, we used the simplified method to estimate the expected term of options, based on the vesting period of the award and this represents the period of time that options granted are expected to be outstanding. We ceased to use the simplified method for the share options awarded in 2015 because the exercise price of the options was higher than the market value of the Company's shares. The vesting period of the 2015 share options equates the contractual term.

The dividend yield has been estimated at 0.0% as the exercise price of the options, granted in 2006 and later, are reduced by the value of dividends, declared and paid on a per share basis.

A summary of option activity as at December 31, 2015, 2014 and 2013, and changes during the years then ended are presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2012	581	$7.86	0.8
Exercised during the year	(76)	$8.01
Forfeited during the year	(7)	$6.58
Options outstanding at December 31, 2013	498	$6.36	0.3
Granted during the year	1,793	$58.26
Exercised during the year	(185)	$7.20
Options outstanding at December 31, 2014	2,106	$49.75	4.4
Exercised during the year	(132)	$1.70
Forfeited during the year	(685)	$56.75
Granted during the year	906	$56.63
Options outstanding at December 31, 2015	2,195	$52.02	3.9

Options exercisable at:
December 31, 2015	190	$3.97	0.87
December 31, 2014	317	$4.09	1.83
December 31, 2013	419	$6.50	0.10

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

The intrinsic value of share options exercised in the years ended December 31, 2015, 2014 and 2013 was $0.4 million, $7.8 million and $2.2 million, respectively.

As at December 31, 2015, the intrinsic value of share options that were both outstanding and exercisable was $nil (2014: $nil) as the exercise price was higher than the market value of the share options at year end.

The total fair value of share options vested in the years ended December 31, 2015, 2014 and 2013 was $0.1 million, $2.1 million and $3.8 million, respectively.

Compensation cost of $3.7 million, $1.6 million and $0.5 million has been recognized in the consolidated statement of operations for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, the total unrecognized compensation cost amounted to $31.0 million (2014: $28.0 million) relating to options outstanding is expected to be recognized over a weighted average period of 3.9 years.

31.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated Other Comprehensive (Loss) Income

As at December 31, 2015, 2014 and 2013, our accumulated other comprehensive (loss) income balances consisted of the following components:

(in thousands of $)	2015	2014	2013
Net gain (loss) on qualifying cash flow hedging instruments	(246)	4,671	(1,822)
Net (loss) gain on available-for-sale securities	(28,608)	15,751	7,796
Losses associated with pensions, net of tax recoveries of $nil (2014: $0.2 million)	(12,400)	(15,251)	(12,731)
Accumulated other comprehensive (loss) income	(41,254)	5,171	(6,757)

The components of accumulated other comprehensive (loss) income consisted of the following:

	Gains (losses) on available-for-sale securities	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates comprehensive income	Total accumulated comprehensive (loss) income
Balance at December 31, 2012	5,911	(17,809)	(6,832)	—	(18,730)
Other comprehensive income before reclassification	12,680	5,078	4,148	854	22,760
Amount reclassified from accumulated other comprehensive (loss) income	(10,795)	—	8	—	(10,787)
Net current-period other comprehensive income	1,885	5,078	4,156	854	11,973
Balance at December 31, 2013	7,796	(12,731)	(2,676)	854	(6,757)
Other comprehensive income (loss) before reclassification	7,955	(2,520)	3,483	(225)	8,693
Amount reclassified from accumulated other comprehensive income	—	—	3,235	—	3,235
Net current-period other comprehensive income (loss)	7,955	(2,520)	6,718	(225)	11,928
Balance at December 31, 2014	15,751	(15,251)	4,042	629	5,171
Other comprehensive (loss) income before reclassification	(31,453)	2,851	—	(875)	(29,477)
Amount reclassified from accumulated other comprehensive income	(12,906)	—	382	—	(12,524)
Net current-period other comprehensive (loss) income	(44,359)	2,851	382	(875)	(42,001)
Transfer of additional paid in capital	—	—	(4,424)	—	(4,424)
Balance at December 31, 2015	(28,608)	(12,400)	—	(246)	(41,254)

The amounts reclassified from accumulated other comprehensive (loss) income for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

Details of accumulated other comprehensive (loss) income components	Amounts reclassified from accumulated other comprehensive (loss) income			Affected line item in the statement of operations
	2015	2014	2013
Gains on available-for-sale securities:
Available-for-sale securities (Golar Partners)	(12,906)	—	(10,710)	Other non-operating income
Available-for-sale securities (Gaslog)	—	—	(85)	Other non-operating income
	(12,906)	—	(10,795)
(Gains) losses on cash flow hedges:
Foreign currency swap	—	—	(718)	Other financial items, net
Interest rate swap	382	3,235	(1,644)	Other financial items, net
Interest rate swap	—	—	2,370	Gain on sale of Golar Maria
	382	3,235	8
Total reclassifications for the year	(12,524)	3,235	(10,787)

32.	FINANCIAL INSTRUMENTS

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

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. We hedge account for certain of our interest rate swap arrangements designated as cash flow hedges. The net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective. The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings. As at December 31, 2015, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

For the years ended December 31, 2015, 2014 and 2013 we recognized a net gain of $nil, $0.9 million and net loss of $0.5 million, respectively, in earnings relating to the ineffective portion of our interest rate swap agreements designated as hedges.

As of December 31, 2015, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	2015	1,250,000	2018/ 2021	1.13% to 1.94%
Receiving floating, pay fixed	2014	1,475,937	2015/ 2021	1.13% to 4.52%

The effect of cash flow hedging relationships relating to swap agreements on the consolidated statements of operations is as follows:

(in thousands of $)	Effective portion gain/ (loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments	2015	2014	2013	2015	2014	2013
Interest rate swaps Other financial items, net	382	3,235	(1,644)	—	876	542
Interest rate swaps Gain on sale of the Golar Maria, net	—	—	2,370	—	—	—

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in equity is as follows:

(in thousands of $)	Amount of gain recognized in other comprehensive income on derivative (effective portion)
Derivatives designated as hedging instruments	2015	2014	2013
Interest rate swaps	—	3,483	4,148

As of December 31, 2015 and 2014, our accumulated other comprehensive gain included $nil and $4.0 million of unrealized losses, respectively, on interest rate swap agreements designated as cash flow hedges. Additionally, as of December 31, 2015, our accumulated other comprehensive gain included $0.2 million (2014: $0.6 million) of unrealized losses being our share of Golar Partners' other comprehensive income on swap agreements designated as cash flow hedges.

As of December 31, 2015, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months.

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Equity price risk

Our Board of the Directors have approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2015, the counterparty to the equity swap transactions had acquired 3.2 million shares in the Company at an average price of $41.10. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $18.75. The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2015 is a loss of $67.9 million. There is at present no obligation for us to purchase any shares from the counterparty.

In addition to the above equity swap transactions linked to our own securities, we may from time to time enter into short-term equity swap arrangements relating to securities of other companies.

Fair values of financial instruments

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

The carrying value and fair value of our financial instruments, excluding short term receivables and payables, at December 31, 2015 and 2014 are as follows:

	Fair value	2015	2015	2014	2014
(in thousands of $)	Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	105,235	105,235	191,410	191,410
Restricted cash and short-term receivables	Level 1	408,563	408,563	74,587	74,587
Investment in available-for-sale securities	Level 1	25,530	25,530	275,307	275,307
Cost method investments (1)	Level 3	204,172	82,564	204,172	248,314
Short-term debt due from related parties (2)	Level 2	—	—	20,000	20,000
Short-term loans receivable (2)	Level 2	6,375	6,375	8,141	8,141
Short-term debt (2)	Level 2	408,978	408,978	108,781	108,781
Current portion of long-term debt (3)	Level 2	92,640	92,640	7,650	7,650
Long-term debt – convertible bond (3)	Level 2	243,369	231,945	238,037	251,555
Long-term debt (3)	Level 2	1,133,074	1,133,074	1,026,319	1,026,319
Derivatives:
Interest rate swaps asset (4) (5)	Level 2	5,330	5,330	12,603	12,603
Interest rate swaps liability (4) (5)	Level 2	4,597	4,597	3,038	3,038
Total return equity swap liability (6) (7)	Level 2	81,581	81,581	13,656	13,656

1.
The carrying value of our cost method investments includes our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O), but principally relates to our investments in Golar Partners (representing the general partner units and incentive distribution rights, or IDRs, which were measured at fair value as of the deconsolidation date December 13, 2012 and subsequently). The fair value of our IDRs held in Golar Partners is determined using a Monte Carlo simulation method, which takes into account the historical volatility, dividend yield and share price of their publicly traded common units.Similarly the general partner units’ fair value is based on the share price of their common units, but adjusted for restrictions over the transferability and reduction in voting rights. Accordingly, due to a fall in the share price of Golar Partners common units during the year, the fair value of our investments were lower than the carrying value. Refer to note 13 for further details.

With respect to our investment in OLT-O, as we have no established method of determining the fair value of this investment, we have not estimated its fair value as of December 31, 2015, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.

2.	The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.

3.	Our debt obligations are recorded at amortized cost in the consolidated balance sheets.

4.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

5.
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges for accounting purposes as of December 31, 2014 was $0.4 million (with a notional amount of $100.9 million). We had no designated cash flow hedges for accounting purposes as of December 31, 2015.

6.	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

7.	The fair values of the equity derivatives are classified as other current liabilities in the balance sheet.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The carrying values of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the short maturity of these instruments.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The carrying value for restricted cash and short-term receivables is considered to be equal to the estimated fair value because of their near term maturity.

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

The estimated fair value of the financial guarantees is considered to be equal to the carrying amount. The financial guarantees were fair valued as of the deconsolidation date, December 13, 2012 or inception date. We did not identify any material changes in the fair value of the financial guarantees as at December 31, 2015.

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

The following table summarizes the fair value of derivative instruments on a gross basis recorded in our consolidated balance sheets as of December 31, 2015 and 2014:

	Balance sheet classification	2015	2014
(in thousands of $)
Asset Derivatives
Interest rate swaps not designated as hedges	Other non-current assets	5,330	12,603

Liability Derivatives
Interest rate swaps designated as hedges	Other current liabilities	—	365
Interest rate swaps not designated as hedges	Other current liabilities	4,597	2,673
Total return equity swap not designated as hedge	Other current liabilities	81,581	13,656
Total liability derivatives		86,178	16,694

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2015 and 2014 would be adjusted as detailed in the following table:

	2015			2014
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	5,330	(216)	5,114	12,603	(292)	12,311
Total liability derivatives	4,597	(216)	4,381	3,038	(292)	2,746

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2015 cash collateral amounting to $92.8 million has been provided (see note 21).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA, Citibank and Standard Chartered. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL in regards to our VIE loans (see notes 4 and 27). We believe these counterparties to be sound financial institutions. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2015, our ownership interest was 30.7% and the aggregate value of the investments recorded in our balance sheet as of December 31, 2015 was $529.9 million being the aggregate of our ownership interest (common, subordinated and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2015 had a fleet of ten vessels managed by us, under contract, operating under medium to long-term charters with a concentrated number of charterers; BG Group, Petrobras, Pertamina, DUSUP, Nusantara Regas, KNPC, Eni and NEPCO. Furthermore, in the event the decline in the fair value of these investments to below the carrying value was determined to be other-than-temporary, we would be required to recognize an impairment loss (see note 13).

A further concentration of supplier risk exists in relation to our vessels undergoing FLNG conversion with Keppel and Black and Veatch. However, we believe this risk is remote as Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company. As is typical with newbuilding and conversion contracts, we have entered into either refund guarantee agreements with several banks in respect of newbuilding yards or we have been given guarantees by conversion yards.

33.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2015	2014	2013
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees revenue (i)	2,949	2,877	2,569
Ship management fees revenue (ii)	7,577	7,746	6,701
Charter-hire expenses (iii)	(41,555)	—	—
Gain on disposals to Golar Partners (iv)	102,406	43,287	65,156
Interest income on vendor financing loan (v)	4,217	—	—
Interest expense on short-term credit facility	(203)	—	—
Interest income on high-yield bonds (vi)	—	—	1,972
Share options expense recharge (x)	297	—	—
Total	75,688	53,910	76,398

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2015 and 2014 consisted of the following:

(in thousands of $)	2015	2014
Trading balances (owing to) due from Golar Partners and subsidiaries (vii)	(4,400)	13,453
Methane Princess lease security deposit movements (viii)	(2,728)	(3,486)
$20.0 million revolving credit facility (ix)	—	20,000
Total	(7,128)	29,967

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

(ii) Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management and Golar Wilhelmsen AS ("Golar Wilhelmsen"), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS. Golar Partners may terminate these agreements by providing 30 days written notice. On September 4, 2015, Golar Wilhelmsen became a wholly owned subsidiary of Golar as a result of our acquisition of the remaining 40% interest owned by Wilhelmsen Ship Management (Norway) AS. Accordingly, since this date these ship management fees have been eliminated on consolidation.

(iii) Charter-hire expenses - This consists of the charter-hire expenses that we incurred for the charter back of the Golar Eskimo and the Golar Grand from Golar Partners in 2015.

In connection with the disposal of the Golar Grand to Golar Partners in November 2012, we issued an option where in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charter-hire costs of $28.7 million in 2015 in respect of the Golar Grand. This excludes the expense of $3.9 million, representing the incremental liability recognized in 2015 upon re-measurement of the guarantee obligation, net of the impact of the respective amortization in 2015.

In connection with the disposal of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to pay $22 million to charter back the vessel until June 30, 2015. Accordingly, of these amounts payable, we recognized total charter-

hire expenses of $12.9 million in relation to this agreement in 2015. For additional detail refer to to (iv) below.

(iv) Gain on disposals - This refers to the gains arising on the disposals of the Golar Eskimo, the Golar Igloo and the Golar Maria to Golar Partners. These disposals are further described in note 6.

In January 2015, we completed the disposal of our interests in the companies that own and operate the FSRU, the Golar Eskimo, which resulted in a gain on disposal of $102.4 million. In addition, we provided Golar Partners with a loan facility for an amount of $220.0 million to part fund their purchase. The loan was non-amortizing with a final balloon payment due in December 2016, and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was fully repaid by the end of 2015.

In connection with the disposal of the Golar Eskimo, we also entered into an agreement to pay Golar Partners $22 million (of which $12.9 million was recognized as charter-hire expense) for the period from January 20, 2015 through to June 30, 2015 for the right to use the Golar Eskimo and receive all revenues earned from the vessel during this period. The balance of $8.1 million paid represented the financing of future operating leasing income to be received by Golar Partners.

In addition, in exchange for entering into the charter back arrangement we agreed with Golar Partners that should we achieve a favorable renegotiation and extension of the charter with the charterer, which increased the value of the charter sold along with the vessel, Golar Partners would pay additional consideration to us equivalent to any increase in value.  No charter renegotiation took place and no additional consideration was due or paid.

In March 2014, we completed the sale of our interests in the company that owns and operates the FSRU, the Golar Igloo, which resulted in a gain on disposal of $43.3 million.

In February 2013, we completed the disposal of our interests in the company that owns and operates the LNG carrier, the Golar Maria, which resulted in a gain on disposal of $82.3 million, of which an initial amount of the gain of $17.1 million was deferred, resulting in a net gain recognized of $65.2 million.

(v) Golar Eskimo vendor loan - As discussed further in (iv) above, we granted the Partnership a loan facility for an amount of $220.0 million to part fund their purchase of the Golar Eskimo in January 2015. The loan was fully repaid by the end of 2015.

(vi) High-yield bonds - In October 2012, Golar Partners completed the issuance of NOK1,300.0 million in senior unsecured bonds that mature in October 2017. The aggregate principal amount of the bonds is equivalent to approximately $227.0 million. Of this amount, approximately $35.0 million, was issued to us. We sold our participation in the high yield bonds in November 2013.

(vii) Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, charter-hire expenses, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In November 2015, we received funding from Golar Partners in the amount of $50 million for a fixed period of 28 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%.

(viii) Methane Princess lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess lease.

(ix) $20 million revolving credit facility - In April 2011, we entered into a $20.0 million revolving credit facility with Golar Partners. This facility is unsecured and interest-free, maturing in April 2015. However, this facility was extended until its repayment in June 2015.

(x) Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners directors and officers during 2015.

Other transactions:

Payment under Omnibus Agreement

In 2013, Golar Partners incurred expenses of $3.3 million which were indemnified and settled by us in accordance with the terms of the Omnibus Agreement. This was recorded in our statement of operations as "Other non-operating expense". Accordingly, for each of the years ended December 31, 2015, 2014 and 2013, in respect of this indemnification, we recognized an expense in our statement of operations of $nil, $0.5 million and $0.5 million, respectively.

Golar Partners distributions to us

Golar Partners has declared and paid quarterly distributions totaling $52.1 million, $61.3 million, and $63.7 million to us for each of the years ended December 31, 2015, 2014 and 2013, respectively.

Indemnifications and guarantees:

a) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the U.K. Tax Authorities with regard to the initial tax basis of the transactions relating to any of the U.K. tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination. As of December 31, 2015, we recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation in December 2012 (2014: $11.5 million).

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

c) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo. The maximum potential exposure in respect of the performance guarantees issued by the Company is not known as these matters cannot be absolutely determined. The likelihood of triggering the performance guarantees is remote based on the past performance of both our combined fleets.

d) Debt guarantee: The debt guarantees were issued by us to third party banks in respect of certain secured debt facilities relating to Golar Partners and subsidiaries. The liability of $4.5 million, representing the fair value on deconsolidation, was being amortized over the remaining term of the respective debt facilities with the credit recognized in "Other financial items, net". As at December 31, 2015, the liability had been fully amortized.

Golar Tundra financing related guarantees

In November 2015, we sold the Golar Tundra to a CMBL entity (''CMBL lessor'') and subsequently leased back the vessel on a bareboat charter for a term of up to ten years through our subsidiary, Golar LNG NB13 Corporation, or Tundra Corp. Tundra Corp has options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the third anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period. In connection with this transaction, the Company has provided a guarantee to CMBL lessor that, in the event of default by Tundra Corp of its obligations under the lease, the Company will settle any liabilities due within 5 business days (“primary guarantor”). Golar Partners has provided a further guarantee that, in the event the Company is unable to satisfy its obligations as the primary guarantor, then CMBL lessor may look to Golar Partners as the deficiency guarantor. Under a separate side agreement, the Company has agreed to indemnify Golar Partners for any costs incurred with respect to its position as the deficiency guarantor. These agreements, including associated guarantees, contemplate that in the event the equity interests in Tundra Corp are sold by Golar to the Partnership, the guarantee between Golar and CMBL lessor will fall away. The guarantees cover the amounts under the bareboat charter, the details of which are disclosed in Note 4. "Variable Interest Entities."

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

b) Net income (expenses) from (due to) other related parties (excluding Golar Partners):

On September 10, 2014 following a secondary offering of 32 million of our common shares by World Shipholding Limited (''World Shipholding''), its stake in us was reduced from 36.2% to 1.9%. As of December 31, 2015 and 2014, World Shipholding owned 0.0% and 1.9% of Golar, respectively. Following this, World Shipholding, Frontline Ltd (''Frontline''), Seatankers Management Company Limited (''Seatankers''), Ship Finance AS (''Ship Finance'') and Seadrill Ltd (''Seadrill''), ceased to be our related parties. Transactions with these companies until September 10, 2014 are presented below:

(in thousands of $)	2015	2014	2013
Frontline (i)	—	34	49
Seatankers (i)	—	(112)	(45)
Ship Finance (i)	—	116	207
Seadrill (i)	—	(5)	—
Golar Wilhelmsen (ii)	(2,246)	(7,031)	(4,899)
World Shipholding (iii)	—	—	(976)

Payables to related parties (excluding Golar Partners):

(in thousands of $)	2015	2014
Golar Wilhelmsen (ii)	—	(1,394)

i. We used to transact business with the following parties, being companies in which World Shipholding and companies associated with World Shipholding have a significant interest: Frontline, Seatankers, Ship Finance and Seadrill.

Net expense/income from Frontline, Seatankers and Ship Finance comprise fees for management support, corporate and insurance administrative services, net of income from supplier rebates and income from the provision of serviced offices and facilities. Receivables and payables with related parties comprise primarily of unpaid management fees, advisory and administrative services.

ii. As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held a 100% ownership interest in Golar Wilhelmsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method (see note 13). Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services. Accordingly, from September 4, 2015, these management fees are eliminated on consolidation.

iii. In April 2011, we entered into a revolving credit facility with a company related to our former major shareholder, World Shipholding. In December 31, 2013, the revolving credit facility was amended to $50 million. We repaid the $50 million borrowed under the facility in April 2014. This facility was subsequently terminated in August 2014.

34.	CAPITAL COMMITMENTS

FLNG conversions

We entered into agreements for the conversion of the Hilli, the Gimi and the Gandria to FLNGs in May 2014, December 2014, and July 2015, respectively, with Keppel and B&V. As at December 31, 2015, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 12 months to December 31, 2016	306,082
Payable within 12 months to December 31, 2017	374,376
680,458

As we have not lodged our final notice to proceed on the Gimi and the Gandria conversion contracts, we have excluded the Gimi and the Gandria capital commitments in the above table. If we decide to lodge our final notice to proceed, we will have further contractual obligations of approximately $700.0 million and $1.0 billion for the Gimi and the Gandria, respectively. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay a maximum of $7.0 million in termination fees.

Newbuilding contracts

During the year, we entered into a newbuilding contract for the construction of a FSRU for a cost of approximately $247.5 million. As of December 31, 2015, $235.1 million remains to be paid in respect of this vessel.

As at December 31, 2015, the estimated timing of the installment payments for the newbuilding is due to be paid as follows:

(in thousands of $)
Payable within 12 months to December 31, 2016	49,500
Payable within 12 months to December 31, 2017	185,625
235,125

35.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 31, 2015	December 31, 2014
Book value of vessels secured against long-term loans*	2,543,012	1,997,657

* This includes the Golar Tundra which was classified as "held-for-sale" as at December 31, 2015 (see note 19).

We have secured 13.0 million of our holdings in the subordinated units of Golar Partners against our convertible bonds which are due to mature in March 2017. See note 27 for further detail. In addition, please refer to note 21 for details of our restricted cash balances.

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

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2015, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed.The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease maybe similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £100 million British Pounds.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2015, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

In July 2015, Golar, through a newly formed subsidiary, LNG Power, and Genpower Particapações SA (“Genpower”) entered into a strategic investment agreement which provided the framework for co-operation between Genpower and Golar to develop LNG power projects in Brazil through the formation of a joint venture commencing with the TPP Porto de Sergipe I Project (“Sergipe I”). The execution of the project has already been awarded by the Brazilian authorities to Genpower. In connection to the Sergipe I project, Genpower entered into an insurance agreement policy to cover the execution of the works for the implementation of the project for an amount of R$164.7 million, whilst a counter-guarantee agreement was concluded wherein we have agreed to act as a guarantor for 49% of the maximum liability. The present value of the guarantee of $1.2 million has been recognized as at December 31, 2015.

36.	SUBSEQUENT EVENTS

On January 5, 2016, we repurchased 0.2 million of our own shares for a consideration of $8.2 million, reducing our exposure to the Total Return Swap (or TRS) Agreement to 3.0 million shares.

On January 22, 2016 we signed a Memorandum of Understanding (''Memorandum'') with Schlumberger to co-operate on the global development of greenfield, brownfield and stranded gas reserves. Under the Memorandum, Golar and Schlumberger have agreed to jointly market gas monetization solutions to owners, investors and governments. We will contribute the Floating LNG assets and technology while Schlumberger, via its special project management division, will provide upstream development knowledge, resources and capital.

On February 10, 2016, we entered into a purchase agreement to sell our equity interests in the disponent owner and operator of the Golar Tundra to Golar Partners for the price of $330.0 million, less the net lease obligations. In connection with the closing, the Partnership will receive a daily fee plus operating expenses, aggregating to approximately $2.6 million per month, for Golar's right to use the FSRU from the date of the closing until the date that the Golar Tundra commences operations under its time charter with West Africa Gas Limited ("WAGL"). In return, the Partnership will remit to Golar any hire income received with respect to the Golar Tundra during this period. The sale is expected to close in May 2016. However, once completed, by virtue of the put option in the agreements, we anticipate for accounting purposes that we will continue to consolidate the vessel until the charter with WAGL commences, which is expected in the second quarter of 2016.

On February 29, 2016, we declared a dividend of $0.05 per share in respect of the quarter ended December 31, 2015 and paid this in March 2016. In addition, Golar Partners made a final cash distribution of $0.58 per unit in February 2016 in respect of the quarter ended December 31, 2015, of which we received $13.2 million of dividend income in relation to our common, subordinated and general partner units and IDRs held at the record date.

On March 4, 2016, Golar GenPower Brasil Participações S.A., or Golar GenPower, a joint venture between LNG Power Limited (UK), a standalone non-recourse subsidiary of Golar LNG Limited and GenPower Participações S.A., signed a framework agreement for the supply of LNG to the natural gas fired power generation project it is developing in the Brazilian state of Sergipe.
Golar GenPower and ExxonMobil Titan LNG Limited, or ExxonMobil, have agreed heads of terms covering the supply of LNG to the approximately 1,500MW Porto de Sergipe project. The agreement also establishes a framework for LNG to be supplied exclusively from ExxonMobil for expansion phases and other projects that Golar GenPower is pursuing in Brazil. The LNG supply is conditional on execution of a fully termed LNG Sale and Purchase Agreement.

On March 17, 2016, we completed the refinancing of the Golar Seal. The financing structure funded 85% of the market value of the Golar Seal. At funding, the vessel was simultaneously bareboat chartered by the Company at a fixed rate for a firm period of 10 years.