Form 20-F/A
period 2015-12-31
GOLAR LNG LTD
filed 2016-11-10
CIK 1207179

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

•	changes in our ability to retrofit vessels as FSRUs or FLNGs, our ability to obtain financing for such conversions on acceptable terms or at all,

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which our vessels operate;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP (“Golar Partners” or “the Partnership”);

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

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

EXPLANATORY NOTE

Golar LNG Limited (generally referred to herein as the Company, we, our or us) is filing this Annual Report on Form 20-F/A for the year ended December 31, 2015 (Restated Financial Statements or Form 20-F/A) to amend our Annual Report on Form 20-F for the year ended December 31, 2015 (Original Filing) that was filed with the Securities and Exchange Commission (SEC) on May 2, 2016.

1.	Investment in Affiliates - Golar LNG Partners L.P.

We recently completed a review of our accounting for our investment in our affiliate Golar LNG Partners in light of recent clarifications contained in published comment letters from the Staff of the Securities and Exchange Commission (“SEC”).
In our original evaluation, in considering the attributes of Golar Partners we determined that the substance of the Partnership’s ownership and governance structure was more similar to that of a corporation than it was to its legal form as a partnership. Therefore the Company historically applied the guidance contained in ASC 323-30-35-3 "Investments — Equity Method and Joint Ventures" addressing limited liability companies that have characteristics of both corporations and partnerships in evaluating each interest in Golar Partners.
Accordingly, since the deconsolidation date of the Partnership on December 13, 2012, we have accounted for our various unit interest holdings in Golar Partners according to their individual attributes as follows:

•	Common Units - accounted for as available-for-sale securities

•	Subordinated Units - accounted for under the equity method as investments in affiliates

•	General Partner Units and Incentive Distribution Rights - accounted for under the cost method
Investment in available-for-sale securities - Common Units
These securities have been carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders' equity as a component of other comprehensive income (loss). Dividends received from our Common Units have been recorded in the consolidated statement of operations in the line item "Dividend income".
Investments in affiliates - Subordinated Units
These securities have been accounted for under the equity method of accounting. We recorded these investments initially at their fair value (as of the deconsolidation date), and subsequently adjusted the carrying amount for our share of Golar Partners earnings attributable to the subordinated units and other comprehensive income (loss) and reported the recognized earnings in income or in other comprehensive income, respectively. Dividends received reduced the carrying amount of the investment. Our investments in the subordinated units of Golar Partners include our share of the basis difference as calculated at the deconsolidation date; which represents the excess of the fair value over the underlying book value of Golar Partners net assets. The basis difference, relating to the Subordinated Units, has been amortized through the statement of operations as part of the equity method of accounting.
Cost-method investments - General Partner Units and Incentive Distribution Rights
We recorded these securities at cost. Dividends received have been recorded in the consolidated statement of operations in the line item "Dividend income".
Whilst we believed that our historical accounting policies for our investments in our affiliate Golar Partners was appropriate, following our review we have concluded that our policies were not in accordance with ASC 323, in particular ASC 323-30-25-1 and ASC 323-30-S99.1 which requires us to account for all our interests in Golar Partners under the equity method of accounting.
We have therefore restated our consolidated financial statements and have accounted for our Common Units, General Partner Units and Incentive Distribution Rights in the same way we have accounted for our Subordinated Units as noted above, under the equity method of accounting.
The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity.

2.	Indirect adjustments related to sales to Golar LNG Partners L.P.

Gain on disposal of the Golar Maria
In conjunction with our review of our accounting for our investment in affiliates we have also revisited a related matter, being our accounting of the sale of the LNG carrier Golar Maria to Golar Partners in January 2013. We previously accounted the sale as an asset disposition and deferred a portion of the gain related to a indirectly retained interest in the Golar Maria through our equity interest in Golar Partners. Upon further review, we have concluded that the disposition should have been accounted for as the sale of a business whereby the element of the gain on disposal of the Golar Maria to Golar Partners that was deferred and amortized should have been recognized in full at the time of the disposal.
This adjustment to our accounting for our disposal of the Golar Maria to Golar Partners does not affect our cash flows, our bank covenants compliance or our liquidity.
As a result of the conclusions described above under 1 and 2, we are restating in this Form 20-F/A our historical consolidated financial statements as of, and for the three years ended December 31, 2015, and our selected financial data.

These items had no material effect on our net income for the year ended December 31, 2012 or to our total assets or total equity at the beginning of the earliest period presented.

Adoption of ASU 2015-03 "Interest- Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs"

In addition, we historically presented deferred debt issuance costs or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. We adopted guidance codified in ASU 2015-03. The guidance simplifies the presentation of debt issuance costs to be presented as a deduction from the corresponding liability consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Pursuant to SEC Financial Reporting Manual Topic 13, "Effects of Subsequent Events on Financial Statements Required in Filings" changes in accounting principles which require retrospective application require the reissuance of previously filed financial statements ("pre-event financial statements").

The reclassification does not impact net income as previously reported or any prior amounts reported in the Statements of Operations or the Consolidation Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on our Consolidated Balance Sheets as of December 31, 2015 and 2014 resulted in a reduction of "Total assets" in the amount of $42.2 million and $26.8 million, respectively, with a corresponding decrease in "Current portion of long-term debt and short-term debt" and "Long-term debt".

The following table presents the effect of the restatement on our previously reported net income (loss), comprehensive income and total equity as of the date and for the periods shown (in thousands of US dollars):

	Net (loss) income
	2015	2014	2013
As previously reported	(178,501)	(41,466)	135,713
Adjustment	26,513	(4,896)	(26,158)
As restated	(151,988)	(46,362)	109,555

	Comprehensive (loss) income
	2015	2014	2013
As previously reported	(220,502)	(29,538)	147,686
Adjustment	66,925	(12,675)	(24,038)
As restated	(153,577)	(42,213)	123,648

	Total Equity			Total Equity December 31, 2012
	2015	2014	2013
As previously reported	1,894,339	2,282,507	1,804,137	1,764,319
Adjustment	21,840	(45,085)	(32,410)	(8,372)
As restated	1,916,179	2,237,422	1,771,727	1,755,947

Note 35 of the notes to the consolidated financial statements included in this Form 20-F/A reflects the line item adjustments as a result of the restatement to our consolidated financial statements and provides additional information about this restatement.

Management also has determined that there was a control deficiency relating to the accounting for non-routine and complex transactions, which gave rise in part to this restatement and constituted a material weakness in our internal control over financial reporting. The material weakness, and our process for remediation thereof, are further described in Item 15. “Controls and Procedures.”

We are restating portions of Items 3, 5, 15, 18 and 19 for the information affected by the restated consolidated financial statements in this Form 20-F/A. We have also added a risk factor related to our ineffective control over financial reporting. Other Items in this Form 20-F/A are included for the convenience of the reader only and have not been updated from the Form 20-F filed on May 2, 2016.

Except for the restated information described above, this Form 20-F/A continues to present information as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing. This Form 20-F/A includes currently-dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, the dual-dated report of our independent registered public accounting firm, and restated Exhibits 15.1 and 15.2, as described above. The changes we have made are a result of and reflect the restatement described herein; except for the early adoption of ASU 2015-03 (see note 5 to the restated consolidated financial statements) no other information in the Original Filing has been updated.

Since this Form 20-F/A restates all of the financial information for the 2013, 2014 and 2015, we do not intend to amend our previously furnished reports on Form 6-K for periods ended prior to December 31, 2015. As a result, you should not rely on prior filings, but should rely upon the restated consolidated financial statements, reports of our independent registered public accounting firm and related financial information for 2013, 2014 and 2015 contained in this Form 20-F/A.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION (RESTATED)

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

A.      Selected Financial Data (Restated)

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

The selected statements of operations data with respect to the years ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein. Furthermore the information below has been adjusted to reflect the impact of the restatement on our financial results as described in "Note 35" of the notes to the consolidated financial statements in this report.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	Restated	Restated	Restated	Restated
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Statement of Operations Data: (1)
Total operating revenues	102,674	106,155	99,828	410,345	299,848
Vessel operating expenses	56,347	49,570	43,750	86,672	62,872
Depreciation and amortization	73,732	49,811	36,871	85,524	70,286
Total operating expenses	234,604	146,488	118,332	207,562	173,379
Gain on disposals to Golar Partners	102,406	43,287	82,270	—	—
Operating (loss) income	(36,380)	(2,116)	63,766	202,756	121,031
Total other non-operating income	(27)	272	(2,482)	857,929	541
Net financial expenses (income)	174,619	87,852	(41,768)	42,868	53,102
(Loss) income before equity in net earnings (losses) of affiliates, income taxes and non-controlling interests	(211,026)	(89,696)	103,052	1,017,817	68,470
Net (loss) income	(151,988)	(46,362)	109,555	1,012,162	68,275
Net (loss) income attributable to the shareholders	(171,146)	(48,017)	109,555	969,022	46,650
(Loss) earnings per common share
- basic (2)	(1.83)	(0.55)	1.36	12.09	0.62
- diluted (2)	(1.83)	(0.55)	1.28	11.66	0.62
Cash dividends declared and paid per common share	1.35	1.80	1.35	1.93	1.13
Weighted average number of shares – basic (2) (in thousands)	93,357	87,013	80,530	80,324	74,707
Weighted average number of shares – diluted (2) (in thousands)	93,357	87,013	80,911	84,243	75,033
	2015	2014	2013	2012	2011
Balance Sheet Data (as of end of year):
Cash and cash equivalents	105,235	191,410	125,347	424,714	66,913
Restricted cash and short-term receivables (3)	228,202	74,162	23,432	1,551	28,012
Assets held-for-sale	267,034	280,746	—	—	—
Long-term restricted cash (3)	180,361	425	3,111	—	185,270
Investments in affiliates	541,565	746,263	766,024	903,322	22,529
Cost method investments	7,347	7,347	7,347	7,347	7,347
Newbuildings	13,561	344,543	767,525	435,859	190,100

Asset under development	501,022	345,205	—	—	—
Vessels and equipment, net	2,336,144	1,648,888	811,715	573,615	1,203,003
Vessels under capital lease, net	—	—	—	—	501,904
Total assets	4,269,198	3,899,742	2,591,666	2,401,963	2,223,065
Current portion of long-term debt, net of deferred finance charges	491,398	112,853	29,305	14,400	63,508
Liabilities held-for-sale, net of deferred finance charges	201,213	160,192	—	—	—
Long-term debt (including debt due to a related party), net of deferred finance charges	1,344,509	1,241,133	663,239	486,442	698,472
Long-term obligations under capital leases	—	—	—	—	399,934
Total equity	1,916,179	2,237,422	1,771,727	1,755,947	677,765
Common shares outstanding (2) (in thousands)	93,547	93,415	80,580	80,504	80,237
Cash Flow Data (1):
Net cash (used in) provided by operating activities	(344,649)	24,873	67,722	233,810	116,608
Net cash used in investing activities	(255,956)	(1,429,270)	(533,067)	(290,700)	(298,644)
Net cash provided by financing activities	514,430	1,470,460	165,978	414,691	84,232
Fleet Data (unaudited)
Number of vessels at end of year	17	13	7	6	12
Average number of vessels during year	14.0	8.8	5.5	12.6	12
Average age of vessels (years)	9.7	10.8	18.7	25.4	18.8
Total calendar days for fleet	5,647	2,133	2,012	4,615	4,380
Total operating days for fleet (4)	4,481	2,059	1,501	3,684	3,255
Other Financial Data (unaudited):
Average daily time charter equivalent earnings, or TCE (5) (to the closest $100)	$14,900	$33,100	$38,300	$94,200	$87,700
Average daily vessel operating costs (6)	$11,783	$23,240	$21,745	$18,780	$14,354
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

•
Equity in net earnings of affiliates, will change to reflect our share of the results of Golar Partners calculated with respect to our various interests in the Partnership, but offset by a charge for the amortization of the basis difference in relation to the $854 million gain on loss of control.

In addition, our Balance Sheet as at December 31, 2012 was affected in the following ways by the deconsolidation:

Balance Sheet:

•	"Investment in affiliates" of $900.9 million was initially recognized representing our various interests held in Golar Partners that are accounted for under the equity method.

•	The net book value of "Vessels and equipment" was reduced by $707.1 million.

•	The net book value of "Vessels under capital leases" was reduced by $485.6 million.

•	Restricted cash was reduced by $221.4 million.

•	Capital lease obligations were eliminated.

•	Long-term debt was reduced by $704.5 million.

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

(5) Non-U.S. GAAP Financial Measure: Time charter equivalent, or TCE, rate is a measure of the average daily performance of a vessel. For time charters, this is calculated by dividing total operating revenues (excluding vessel and other management fee), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE rate.

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Operating revenues	102,674	106,155	99,828	410,345	299,848
Less: Vessel and other management fee	(12,547)	(10,756)	(9,270)	(752)	—
Time and voyage charter revenues	90,127	95,399	90,558	409,593	299,848
Voyage expenses*	(23,434)	(27,340)	(14,259)	(9,853)	(6,042)
	66,693	68,059	76,299	399,740	293,806
Calendar days less scheduled off-hire days	4,481	2,059	1,994	4,245	3,352
Average daily TCE rate (to the closest $100)	14,900	33,100	38,300	94,200	87,700

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

D.            Risk Factors (Restated)

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

As of December 31, 2015, we had an ownership interest of 30.7% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the IDRs which we account for under the equity method of accounting. The aggregate carrying value of our investments in Golar Partners as of December 31, 2015 was $536.1 million, which represents our total interests in the common, subordinated and general partner units and the IDRs. The common units of Golar Partners are listed on the NASDAQ Global Market, which as of December 31, 2015 was $13.38. The estimated fair value of our investments in Golar Partners is calculated with reference to the quoted price of the common units, with adjustments made to reflect the different rights associated with each class of investment. If the price of the common units continues to declines, such that the fair value of our investments in Golar Partners remains below carrying value, and determined to be due to other than temporary reasons, we would be required to recognize future impairment charges that may have a material adverse effect on our results of operations in the period that the impairment charges are recognized.

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

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease, albeit following the deconsolidation of Golar Partners in 2012 the capital lease obligation is no longer included within our consolidated balance sheet. However, by virtue of certain indemnity provisions under certain agreements with Golar Partners, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess lease and termination thereof. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of an unrelated tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the six UK tax leases, or in relation to our 2010 lease restructurings, or in the event of an early termination of the remaining Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position. We could be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financings, including the 2010 or subsequent termination restructurings. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees). Please refer to Note 33. Other Commitments and Contingencies - UK tax lease benefits, of our consolidated financial statements contained herein.

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

We face risks relating to our ineffective internal control over financial reporting.

In connection with the review of the accounting for our investment in our affiliate, Golar Partners, and the conclusion to restate our consolidated financial statements in this Form 20-F/A, as further described in the explanatory note, management determined that the design of the control over the accounting for significant and complex transactions was deficient.

Accordingly, management has determined that this control deficiency constituted a material weakness. Consequently, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015 (See “Item 15. Controls and Procedures”). While we are taking specific steps to enhance our internal control environment and remediate the material weakness, the material weakness cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively. If we are unable to successfully remediate this material weakness in a timely manner, or if in the future we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common units, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

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

•
Pursuit for strategic and mutually beneficial opportunities with Golar Partners to date and since Golar Partners' IPO in April 2011, we have successfully sold six vessels in exchange for purchase consideration of approximately $1.9 billion which in part enables us to finance our newbuilding program as well as pursue other growth opportunities.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS (RESTATED)

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 4. Information on the Company" and our audited financial statements and notes thereto. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled "Cautionary Statement Regarding Forward Looking Statements" and “Item 3. Key Information-D. Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements. Furthermore the information below has been adjusted to reflect the impact of the restatement on our financial results as described in "Note 35" of the notes to the consolidated financial statements in this report and does not reflect any subsequent information or events occurring after Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.

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

•	Gains or losses from the disposal of our investments. In January 2015, we disposed of 7.2 million of our common units in Golar Partners.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to maintain good relationships with our key existing charterers and to increase the number of our charterer relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand for and supply of natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels;

•	the success of the Pool Manager in finding employment and negotiating charter rates for our vessels and the vessels other participants in the Cool Pool;

•	the success or failure of the LNG infrastructure (including FLNG) projects that we are working on or may work on in the future;

•	our ability to successfully employ our vessels at profitable rates;

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

Other Financial Items.  Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, amortization of deferred financing costs, market valuation adjustments for interest rate swaps, interest rate cash settlements, foreign currency swap and equity swap derivatives and foreign exchange gains/losses. The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Although for certain of our derivative arrangements such as our total return equity swap cash collateral maybe required to be posted. As at December 31, 2015 cash collateral amounting to $92.8 million has been provided against our TRS (see note 20 to the consolidated financial statements contained herein).

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

•
Gains or losses arising on the disposal of our investment in the common units of Golar Partners. This includes deemed disposals, being the dilutive impact on our ownership interest due to further issuances of common units by the Partnership;

•	Gains arising from disposals to Golar Partners;

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

A. Operating Results (Restated)

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

Gain on Disposal to Golar Partners

(in thousands of $)	2015	2014	Change	Change
	Restated	Restated	Restated	Restated
Gain on disposal to Golar Partners	102,406	43,287	59,119	137%

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

Equity in Net Earnings of Affiliates

(in thousands of $)	2015	2014	Change	Change
	Restated	Restated	Restated	Restated
Share of net earnings in Golar Partners	23,124	41,131	(18,007)	(44)%
Gain on disposal of investments in Golar Partners	32,580	—	32,580	100%
Share of net earnings in other affiliates	281	1,089	(808)	(74)%
	55,985	42,220	13,765	33%

Our share of net earnings in Golar Partners is partially offset by a charge of $34.6 million and $41.7 million for the year ended December 31, 2015 and 2014, respectively. This represents the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized upon deconsolidation in 2012. The decrease of $18.0 million in our share of net earnings in Golar Partners to $23.1 million in 2015 was mainly attributable to the decrease in our ownership interest in the artnership following our disposal in January 2015 of 7.2 million common units in Golar Partners. The disposal resulted in a gain on disposal of $32.6 million

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

Gain on Disposal to Golar Partners

(in thousands of $)	2014	2013	Change	Change
	Restated	Restated	Restated	Restated
Gain on disposal to Golar Partners	43,287	82,270	(38,983)	(47)%

The $43.3 million gain on disposal to Golar Partners in 2014, resulted from the sale of our interests in the company that owns and operates the Golar Igloo in March 2014 to Golar Partners.

The $82.3 million gain on disposal to Golar Partners in 2013, resulted from the sale of our interests in the company that owns and operates the Golar Maria in February 2013 to Golar Partners.

Other Operating Loss

(in thousands of $)	2014	2013	Change	Change
Other operating loss	(6,387)	—	(6,387)	100%

The other operating loss in 2014 of $6.4 million relates to a provision with respect to a legal claim made against the Golar Viking. The claim was subsequently settled in January 2015.

Total Other Non-operating Income (Expenses)

(in thousands of $)	2014	2013	Change	Change
	Restated	Restated	Restated	Restated
Total other non-operating income (expenses)	272	(2,482)	2,754	(111)%

Other non-operating expenses increased by $2.8 million to income of $0.3 million in 2014 compared to a charge of $2.5 million in 2013 mainly due to our indemnification under the provision of the Omnibus Agreement related to certain expenses incurred by Golar Partners, which amounted to $3.3 million in 2013. There were no comparable costs in 2014.

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

Equity in Net Earnings of Affiliates

(in thousands of $)	2014	2013	Change	Change
	Restated	Restated	Restated	Restated
Share of net earnings in Golar Partners	41,131	28,325	12,806	45%
Net loss on disposal of investments in Golar Partners	—	(26,369)	26,369	(100)%
Share of net earnings in other affiliates	1,089	1,143	(54)	(5)%
	42,220	3,099	39,121	1,262%

Our share of the results of Golar Partners is partially offset by a charge of $41.7 million and $46.7 million in 2014 and 2013, respectively, for the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized on deconsolidation in 2012. The net loss on disposal of investments in Golar Partners of $26.4 million in 2013 comprises of the loss of $33.7 million arising from the deemed disposal of our current investment in the Partnership due to a further issuance of common units to other unit holders in February and December 2013, which had a dilutive impact on our ownership. This was partially offset by the gain of $7.3 million on our disposal of 3.4 million common units in the Partnership in December 2013.

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

FLNG Segment

The following table presents details of our FLNG segment's expenses information for each of the years ended December 31, 2014 and 2013.

(in thousands, $)	2014	2013	Change	% Change
Administrative expenses	1,735	7,700	(5,965)	(77)%
Net loss	1,735	7,700	(5,965)	(77)%

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
As of December 31, 2015, we had cash and cash equivalents (inc short-term receivables) of $513.8 million, of which $408.6 million is restricted cash. Included within restricted cash is $280 million in respect of the issuance of the letter of credit to our GoFLNG project partners, $92.8 million cash collateral on our Total Return Swap, and the balance mainly relates to the cash belonging to ICBC lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 20 "Restricted Cash" of our Consolidated Financial Statements contained herein for additional detail.
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

In connection with the conversion of the Hilli to a FLNG vessel, we entered into agreements with CSSCL for a pre-delivery credit facility and a post-delivery sale and leaseback financing. The financing structure should fund up to 80% of the project cost and will be split into two phases. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion, and the second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate $960 million. We expect that all remaining conversion and site specific costs will be satisfied by this financing arrangement. To date, we have drawn $150 million under the pre-delivery facility based on $650 million of expenditures on the Hilli conversion. Drawdowns under this facility are submitted in tranches of $50 million, or above $50 million in increments of $25 million. Accordingly, the next opportunity to drawdown will occur once our total investment in the Hilli has reached $700 million. As of April 27, 2016, the outstanding capital commitments in relation to the Hilli conversion was $585.5 million. Refer to note 25 ''Debt'' of our Consolidated Financial Statements included herein for additional detail.

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

•	proceeds of $62.5 million from the new Golar Viking (2015) facility, which we entered into upon repossession of the Golar Viking from Equinox in December 2015;

•	proceeds of $50.0 million from a related party in November 2015 under a short-term, interest bearing credit facility (we repaid the outstanding balance of $50.0 million in December 2015); and

•	proceeds of $50.0 million representing the first draw down of the GoFLNG Hilli pre-delivery facility for the reimbursement of FLNG conversion costs already paid.

This was partially offset by:

•
loan repayments of $165.4 million (excluding the amounts repaid under the related party $50 million short-term credit facility referred to above). Of this amount, $82.0 million relates to the settlement of the balance outstanding on the Viking loan facility of $82.0 million in preparation of the sale of the vessel in February 2015 to Equinox;

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

•	proceeds of $40.6 million as shareholder loans from KSI and B&V to fund the Hilli conversion.

Partially offset by:

•	payment of dividends during the year of $156.0 million; and

•	repayment of short-term and long-term debts (including debt due to related party) of $239.9 million.

Net cash provided by financing activities in 2013 of $166.0 million was primarily a result of the following:

•	$256.4 million draw down in respect of our $1.125 billion facility to fund the final installment payments of the Golar Seal and Golar Celsius delivered in October 2013;

•	$50.0 million drawdown on our World Shipholding revolving credit facility;

Partially offset by:

•	payment of dividends during the year of $109.0 million;

•	payment of financing costs of $22.6 million in respect of our $1.125 billion facility entered into July 2013; and

•	scheduled repayments of $9.4 million on our long-term debt.

Borrowing Activities

Long-Term Debt

As of December 31, 2015, we had total long-term debt outstanding of $1.9 billion that consisted of the following:

(in thousands of $)	2015	Maturity date
Golar Arctic facility	80,200	2019
Convertible bonds	243,369	2017
Hilli shareholder loans:
- Keppel loan	44,066	2027
- B&V loan	5,000	2027
GoFLNG Hilli facility	50,000	2017
Golar Viking (2015)	62,500	2020
$1.125 billion facility:
- Golar Seal facility	106,612	2018/2025*
- Golar Celsius facility	107,020	2018/2025*
- Golar Crystal facility	111,941	2019/2026*
- Golar Penguin facility	118,144	2019/2026*
- Golar Bear facility	118,524	2019/2026*
- Golar Frost facility	120,357	2019/2026*
Subtotal	1,167,733
ICBC VIE loans:
- Golar Glacier facility	177,176	2016/2024**
- Golar Snow facility	178,566	2016/2025**
- Golar Kelvin facility	182,540	**
- Golar Ice facility	172,046	**
Total debt	1,878,061
Deferred finance charge	(42,154)
Total debt, net of deferred finance charge	1,835,907

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

Our outstanding debt of $1.9 billion as of December 31, 2015, is repayable as follows:

Year ending December 31
(in thousands of $)
2016	501,618
2017	386,008
2018	94,968
2019	145,968
2020	124,126
2021 and thereafter	625,373
Total	1,878,061
Deferred finance charge	(42,154)
Total, net of deferred finance charges	1,835,907

The following is a summary of our credit facilities. See note 25 “Debt” to our Consolidated Financial Statements included herein for additional information relating to our credit facilities.

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

Impairment of investments in Golar Partners

As of December 31, 2015, the aggregate carrying value of our investments in Golar Partners was $536.1 million, which represents our total ownership interest in the Partnership of 30.7% and the IDRs. The estimated market value of these investments are determined with reference to the quoted price of the common units, but adjusted to reflect the different rights associated with each class of investment. Due to the decline in the quoted price of the common units since the third quarter of 2015, the fair value of our investments in Golar Partners has been below its carrying value. As of December 31, 2015, the quoted unit price was $13.38, subsequently increasing to a high of $18.03 and low of $8.02. In relation to our investments we are required to recognize an impairment loss where it is determined to be “other than temporary.”  However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven by industry trends specifically the decline in oil prices, which has resulted in a general negative sentiment towards oil and gas stocks and its status  as a MLP which has suffered in response to cuts in distributions by other MLPs in the sector. We believe, this is not a reflection of the Partnership’s profitability, strong financial position or its ability to maintain distributions given the Partnership’s fleet currently all operate under medium and long-term charters with fixed charter rates, which has historically contributed to secure and stable operating cashflows. Thus as we have both the ability and intent to hold our investments in the Partnership no impairment has been recognized in 2015 in relation to these investments.

Recently Issued Accounting Standards

Adoption of new accounting standards

In April 2015, the FASB issued amendments to ASU 2015-03 "Interest- Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs". The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2015. The company early adopted ASU 2015-03 effective December 31, 2015 and applied this guidance retrospectively to all prior periods presented in the company's consolidated financial statements.

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

(6)
Our Consolidated Balance Sheet as of December 31, 2015, includes $54.1 million classified as "Other long-term liabilities" of which $36.3 million represents liabilities under our pension plans and $16.5 million represents other guarantees provided to Golar Partners. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See note 26 ''Other Long-Term Liabilities'' to our Consolidated Financial Statements included herein for additional information regarding our other long-term liabilities.

For details of the Company's outstanding legal proceedings and claims, please see note 33 "Other Commitments and Contingencies" to our Consolidated Financial Statements included herein.

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

In addition to cash compensation, during 2015 we also recognized an expense of $3.7 million relating to stock options issued to certain of our directors and employees. See note 28 “Share Capital and Share Options” to our Consolidated Financial Statements included herein.

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

As of December 31, 2015, 0.8 million of the authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans. For further detail on share options please see note 28 "Share Capital and Share Options" to our Consolidated Financial Statements included herein.

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

The maximum possible amount in respect of the tax lease indemnification is unknown as the determination of this amount is dependent on the Company's intention of terminating this lease and the various market factors present at the point of termination.  As of December 31, 2015, we have recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation. Refer to note 31 ''Related Parties'' of our Consolidated Financial Statements included herein.

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

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of loss. See Note 33 “Other Commitments and Contingencies” to our Consolidated Financial Statements included herein for further details.

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

B.           Significant Changes

There has been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in note 34 ''Subsequent Events''.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Accounting Policies” to our Consolidated Financial Statements included herein. Further information on our exposure to market risk is included in note 30 “Financial Instruments” to our Consolidated Financial Statements.

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

As of December 31, 2015, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $1,250 million. The principal of our floating rate loans outstanding as of December 31, 2015 was $1.14 billion. Based on our floating rate debt at December 31, 2015, a one-percentage point increase in the floating interest rate would increase our interest expense by $13.7 million per annum (excluding the effect of our convertible bonds). For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2015, see note 30 “Financial Instruments” to our Consolidated Financial Statements.

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

 ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE (RESTATED)

(a)          Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2015. At the time our Annual Report on Form 20-F for the year ended December 31, 2015 was filed on May 2, 2016, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015. Subsequent to that evaluation, in assessing the control deficiency that contributed to the material error corrections described in Note 35 to our audited consolidated financial statements in this Annual Report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2015 because of the material weakness in our internal control over financial reporting relating to the accounting for significant and complex transactions.

 (b)         Management's annual report on internal controls over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has reassessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has determined that the design of our control over the accounting for significant and complex transactions was deficient.

This control deficiency has resulted in misstatements pervasive to the financial statements and disclosures which resulted in a material misstatement of the consolidated financial statements that was neither prevented nor detected. Accordingly, our management has determined that this control deficiency constituted a material weakness. Consequently, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria in Internal Control-Integrated Framework (2013) issued by the COSO.

(c)    Remediation of Material Weakness in Internal Control Over Financial Reporting
We are taking specific steps to enhance our internal control environment and remediate the material weakness, which include, but are not limited to, the following:

•	Implementation of a more rigorous process to identify and stratify significant transactions based upon their complexity.

•
Formalization of the preparation and review (including escalation) process for the accounting analysis of such transactions dependent upon the level of complexity and extent of judgment involved. This may include the engagement of appropriately qualified third party experts as required.

While our remediation actions described above represent significant progress to enhance our internal control over financial reporting relating to the identified material weakness, we continue to implement and test the effectiveness of these actions and procedures and additional time is required to complete implementation and to assess and ensure the sustainability of the resulting enhancements. We believe the above actions, together with any modifications thereto which we may determine to be appropriate and such further additional remedial steps we may identify during 2016, will ultimately be effective in remediating the material weakness described above, and we will continue to devote significant time and attention to these remedial efforts. However, the material weakness cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively.

(d)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

(e)          Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form-20F/A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS (RESTATED)

The following restated financial statements listed below and set forth on pages F-1 through to F-77 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2015, 2014 and 2013 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the three years ended December 31, 2015 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2015 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on April 29, 2016 are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

ITEM 19.  EXHIBITS (RESTATED)

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

4.20**	Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited.
4.21**	Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjing Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli.
4.22**
Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjing Shipping S.A. and Golar Hilli Corporation, incorporated by reference to Exhibit 4.2 to the registrant’s Report of Foreign Issuer on Form 6-K filed on December 24, 2015.

4.23**	Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Ltd., providing for, among other things, the sale of the Golar Tundra.
4.24**
First Amended and Restated Management and Administrative Services Agreement, effective as of July 1, 2011, between Golar LNG Partners LP and Golar Management Limited (incorporated by reference to the Exhibit 4.3 of the Partnership's Annual Report on Form 20-F for fiscal year ended December 31, 2011)

8.1**	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.
15.2*	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.
99.1**	Letter from PricewaterhouseCoopers LLP addressed to the SEC regarding the disclosure provided in Item 16F.

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

Golar LNG Limited
(Registrant)

Date	November 10, 2016	By	/s/ Brian Tienzo
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
As discussed in Note 35 to the accompanying consolidated financial statements, the Company has restated its financial statements for the years ended December 31, 2015 and 2014 to correct for errors in accounting for its investments in affiliates and other errors.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our report dated April 29, 2016, except for the effect of the material weakness described in the sixth paragraph of that report, as to which the date is November 10, 2016, expressed an adverse opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
April 29, 2016, except for Note 35, as to which the date is November 10, 2016

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
In our report dated April 29, 2016, we expressed an unqualified opinion that Golar LNG Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria. Management has subsequently determined that a deficiency in controls related to accounting for significant and complex transactions, and has further concluded that such deficiency represented a material weakness as of December 31, 2015. As a result, management has revised its assessment, as presented in the accompanying Management's Report on Internal Control Over Financial Reporting; to conclude that Golar LNG Limited’s internal control over financial reporting was not effective as of December 31, 2015. Accordingly, our present opinion on the effectiveness of Golar LNG Limited’s internal control over financial reporting as of December 31, 2015, as expressed herein, is different from that expressed in our previous report.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in internal control over financial reporting relating to the accounting for significant and complex transactions. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Golar LNG Limited as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2015 consolidated financial statements, and this report does not affect our report dated April 29, 2016, except for the error correction discussed in Note 35 as to which the date is November 10, 2016, which expressed an unqualified opinion on those financial statements.
In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Golar LNG Limited has not maintained effective internal control over financial reporting as of 31 December 2015, based on the COSO criteria.

/s/ Ernst & Young LLP
London, United Kingdom
April 29, 2016, except for the effect of the material weakness described in the sixth paragraph above, as to which the date is November 10, 2016

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

As discussed in Note 35 to the consolidated financial statements, the Company has restated its 2013 financial statements to correct errors.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
London, United Kingdom
April 30, 2014 except for the effects of the restatement discussed in note 35 to the consolidated financial statements, as to which the date is November 10, 2016

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except per share data)

	Notes	2015	2014	2013
		Restated	Restated	Restated
Operating revenues
Time and voyage charter revenues		90,127	95,399	90,558
Vessel and other management fees*		12,547	10,756	9,270
Total operating revenues		102,674	106,155	99,828
Operating expenses
Vessel operating expenses		56,347	49,570	43,750
Voyage, charter-hire and commission expenses*		69,042	27,340	14,259
Administrative expenses		33,526	19,267	22,952
Depreciation and amortization		73,732	49,811	36,871
Impairment of long-term assets		1,957	500	500
Total operating expenses		234,604	146,488	118,332
Gain on disposals to Golar Partners*	6	102,406	43,287	82,270
Other operating loss	24	—	(6,387)	—
Impairment of vessel held-for-sale	19	(1,032)	—	—
Other operating gains - LNG trade		—	1,317	—
Loss on disposal of vessel held-for-sale	19	(5,824)	—	—
Operating (loss) income		(36,380)	(2,116)	63,766
Total other non-operating (expense) income		(27)	272	(2,482)
Financial income (expense)
Interest income*		6,896	716	3,549
Interest expense*		(62,911)	(14,474)	—
Other financial items, net	9	(118,604)	(74,094)	38,219
Net financial (expense) income		(174,619)	(87,852)	41,768
(Loss) income before equity in net earnings of affiliates, income taxes and non-controlling interests		(211,026)	(89,696)	103,052
Income taxes	10	3,053	1,114	3,404
Equity in net earnings of affiliates	13	55,985	42,220	3,099
Net (loss) income		(151,988)	(46,362)	109,555
Net income attributable to non-controlling interests		(19,158)	(1,655)	—
Net (loss) income attributable to Golar LNG Ltd		(171,146)	(48,017)	109,555
(Loss) earnings per share attributable to Golar LNG Ltd stockholders Per common share amounts:
(Loss) earnings – Basic	11	$(1.83)	$(0.55)	$1.36
(Loss) earnings – Diluted	11	$(1.83)	$(0.55)	$1.28
Cash dividends declared and paid		$1.35	$1.80	$1.35
* This includes amounts arising from transactions with related parties (see note 31).

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	Notes	2015	2014	2013
		Restated	Restated	Restated
COMPREHENSIVE INCOME
Net (loss) income		(151,988)	(46,362)	109,555
Other comprehensive income:
Gain (loss) associated with pensions, net of tax	27	2,851	(2,520)	5,078
Net (loss) gain on qualifying cash flow hedging instruments(1)	29	(4,440)	6,669	9,015
Other comprehensive (loss) income	29	(1,589)	4,149	14,093
Comprehensive (loss) income		(153,577)	(42,213)	123,648
Comprehensive (loss) income attributable to:
Stockholders of Golar LNG Limited		(172,735)	(43,868)	123,648
Non-controlling interests		19,158	1,655	—
Comprehensive (loss) income		(153,577)	(42,213)	123,648

(1) Includes share of net loss of $4.8 million, $nil and net gain of $4.9 million on qualifying cash flow hedging instruments held by an affiliate for the years ended December 31, 2015, 2014 and 2013, respectively. Refer to note 29.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2015 and 2014
(in thousands of $)

	Notes	2015	2014
		Restated	Restated
ASSETS
Current Assets
Cash and cash equivalents		105,235	191,410
Restricted cash and short-term receivables	20	228,202	74,162
Trade accounts receivable	14	4,474	4,419
Other receivables, prepaid expenses and accrued income	15	24,753	17,498
Amounts due from related parties	31	—	9,967
Short-term debt due from related party	31	—	20,000
Inventories		8,650	8,317
Vessel held-for-sale	19	—	132,110
Assets held-for-sale	19	267,034	280,746
Total current assets		638,348	738,629
Long-term assets
Restricted cash	20	180,361	425
Investments in affiliates	13	541,565	746,263
Cost method investment	21	7,347	7,347
Newbuildings	16	13,561	344,543
Asset under development	17	501,022	345,205
Vessels and equipment, net	18	2,336,144	1,648,888
Other non-current assets	22	50,850	68,442
Total assets		4,269,198	3,899,742
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt, net of deferred finance charges	25	491,398	112,853
Trade accounts payable		53,281	10,811
Accrued expenses	23	53,333	31,124
Amounts due to related parties	31	7,128	—
Other current liabilities	24	148,077	46,417
Liabilities held-for-sale	19	201,213	160,192
Total current liabilities		954,430	361,397
Long-term liabilities
Long-term debt, net of deferred finance charges	25	1,344,509	1,241,133
Other long-term liabilities	26	54,080	59,790
Total liabilities		2,353,019	1,662,320
Commitments and Contingencies (see notes 33 and 34) EQUITY
Share capital 93,546,663 common shares of $1.00 each issued and outstanding (2014: 93,414,672)	28	93,547	93,415
Treasury shares		(12,269)	—
Additional paid-in capital		1,317,806	1,307,087
Contributed surplus		200,000	200,000
Accumulated other comprehensive (loss) gain		(12,592)	(6,579)
Retained earnings		308,874	641,844
Total stockholders' equity		1,895,366	2,235,767
Non-controlling interests	4	20,813	1,655
Total equity		1,916,179	2,237,422
Total liabilities and equity		4,269,198	3,899,742

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	Notes	2015	2014	2013
		Restated	Restated	Restated
Operating activities
Net (loss) income		(151,988)	(46,362)	109,555
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization		73,732	49,811	36,871
Amortization of deferred charges and debt guarantee		(2,073)	2,459	1,120
Equity in net earnings of affiliates		(55,985)	(42,220)	(3,099)
Gain on disposals to Golar Partners	6	(102,406)	(43,287)	(82,270)
Loss on sale of vessel		5,824	—	—
Impairment of vessel held-for-sale		1,032	—	—
Dividend income from available-for-sale and cost investments recognized in operating income		—	—	(9)
Dividends received		52,800	61,967	64,198
Gain on disposal of available-for-sale securities		—	—	(100)
Gain on disposal of high yield bond in Golar Partners		—	—	(841)
Compensation cost related to stock options		4,125	1,619	500
Net foreign exchange losses (gain)		2,404	1,314	(277)
Amortization of deferred tax benefits on intra-group transfers		(3,488)	(3,488)	(3,487)
Impairment of long-term assets	8	1,957	500	500
Impairment of loan receivable	9	15,010	—	—
Drydocking expenditure		(10,405)	(8,947)	(4,248)
Change in assets and liabilities, net of effects from the sale of Golar Eskimo, Golar Igloo and Golar Maria:
Restricted cash	20	(280,000)	—	—
Trade accounts receivable		911	(10,533)	304
Inventories		(2,252)	(809)	(10,137)
Prepaid expenses, accrued income and other assets		(6,361)	27,612	(50,877)
Amounts due from/to related companies		15,259	(6,003)	3,497
Trade accounts payable		8,944	(1,746)	2,525
Accrued expenses		21,479	13,802	3,349
Other current liabilities (1)		66,832	29,184	648
Net cash (used in) provided by operating activities		(344,649)	24,873	67,722
Investing activities
Additions to vessels and equipment		(26,110)	(2,359)	(802)
Additions to newbuildings		(559,667)	(1,150,669)	(733,353)
Additions to asset under development		(111,572)	(313,645)	—
Investment in subsidiary, net of cash acquired		(16)	—	—
Proceeds from disposal of investments in affiliates		207,428	—	99,210
Additions to investment in affiliates		(5,023)	—	(12,400)
Additions to investments		—	—	(5,649)
Short-term loan granted to third party		(2,000)	—	(11,960)
Repayment of short-term loan granted to third party		400	—	2,469

Investing activities (continued)
Proceeds from disposals to Golar Partners, net of cash disposed		226,872	155,319	119,927
Proceeds from disposal of high yield bond in Golar Partners		—	—	34,483
Short-term loan granted to Golar Partners		—	(20,000)	(20,000)
Additions to other long-term assets		—	(49,873)	—
Repayment of short-term loan granted to Golar Partners		20,000	—	20,000
Proceeds from disposal of fixed assets		18,987	—	—
Restricted cash and short-term receivables		(25,255)	(48,043)	(24,992)
Net cash used in investing activities		(255,956)	(1,429,270)	(533,067)
Financing activities
Proceeds from short-term and long-term debt (including related parties)	25	918,801	1,222,746	306,358
Repayments of short-term and long-term debt (including related parties)	25	(215,363)	(239,903)	(9,400)
Financing costs paid		(23,266)	(18,672)	(22,612)
Cash dividends paid	24	(121,358)	(155,996)	(108,976)
Proceeds from exercise of share options		225	1,338	608
Purchase of treasury shares		(12,269)	—	—
Proceeds from issuance of equity	28	—	660,947	—
Restricted cash and short-term receivables		(32,340)	—	—
Net cash provided by financing activities		514,430	1,470,460	165,978
Net (decrease) increase in cash and cash equivalents		(86,175)	66,063	(299,367)
Cash and cash equivalents at beginning of period		191,410	125,347	424,714
Cash and cash equivalents at end of period		105,235	191,410	125,347

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		37,964	11,372	—
Income taxes paid		1,278	1,372	1,322

(1) Includes accretion of discount on convertible bonds of $5.3 million, $5.0 million and $4.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

		Restated - see note 35
	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital		Contributed Surplus		Accumulated Other Compre- hensive Loss		Accumulated Earnings		Non-controlling Interest	Total Equity
Balance at December 31, 2012		80,504	—	654,042		200,000		(24,821)		846,222		—	1,755,947
Net income		—	—	—		—		—		109,555		—	109,555
Dividends		—	—	—		—		—		(108,976)		—	(108,976)
Exercise of share options		76	—	1,476		—		—		(944)		—	608
Grant of share options		—	—	500		—		—		—		—	500
Other comprehensive income	29	—	—	—		—		14,093		—		—	14,093
Balance at December 31, 2013		80,580	—	656,018		200,000		(10,728)		845,857		—	1,771,727
Net (loss) income		—	—	—		—		—		(48,017)		1,655	(46,362)
Dividends		—	—	—		—		—		(155,996)		—	(155,996)
Exercise of share options		185	—	1,153		—		—		—		—	1,338
Grant of share options		—	—	1,619		—		—		—		—	1,619
Net proceeds from issuance of shares	28	12,650	—	648,297		—		—		—		—	660,947
Other comprehensive income	29	—	—	—		—		4,149		—		—	4,149
Balance at December 31, 2014		93,415	—	1,307,087		200,000		(6,579)		641,844		1,655	2,237,422
Net loss		—	—	—		—		—		(171,146)		19,158	(151,988)
Dividends	24	—	—	—		—		—		(161,824)		—	(161,824)
Exercise of share options		132	—	93		—		—		—		—	225
Grant of share options		—	—	6,358		—		—		—		—	6,358
Forfeiture of share options		—	—	(2,521)		—		—		—		—	(2,521)
Cancellation of share options		—	—	786		—		—		—		—	786
Transfer of additional paid-in capital	2	—	—	6,003		—		(4,424)		—		—	1,579
Other comprehensive loss	29	—	—	—		—		(1,589)		—		—	(1,589)
Treasury shares		—	(12,269)	—		—		—		—		—	(12,269)
Balance at December 31, 2015		93,547	(12,269)	1,317,806	—	200,000	—	(12,592)	—	308,874	—	20,813	1,916,179

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

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

The accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the financial statement line items are discussed in note 35 of the notes to these consolidated financial statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.

Except for the restated information in note 35 the consolidated financial statements continue to present information as of the date of the Form 20-F for the year ended December 31, 2015. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.

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

2.	ACCOUNTING POLICIES (Restated)

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

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control, or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under this method, we record an investment in the common stock (or “in-substance common stock”) of an affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate in connection with their common stock interest reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheet as "Investment in affiliates". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the statement of operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate. Investments in Golar Partners are accounted for under the equity accounted method in accordance with ASC 323-30-25-1 and ASC 323-30-S99-1.

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

Deferred charges

Costs associated with long-term financing, including debt arrangement fees are deferred and amortized over the term of the relevant loan. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

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

The assets and liabilities of the ICBCL and CMBL lessor VIEs that most significantly impact our consolidated balance sheet as of December 31, 2015 and 2014, are as follows:

(in $ thousands)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	2015	2014
Assets						Total	Total
Restricted cash and short term receivables (see note 20)	7,132	16,942	8,648	2,728	—	35,450	—
Restricted cash - held-for-sale current assets (1) (see note 19)	—	—	—	—	3,618	3,618	—
	7,132	16,942	8,648	2,728	3,618	39,068	—

Liabilities
Debt:
Short-term interest bearing debt (see note 25)	31,826	182,540	22,566	172,046	—	408,978	31,826
Long-term interest bearing debt - current portion (see note 25)	7,650	—	8,000	—	—	15,650	7,650
Long-term interest bearing debt - non-current portion (see note 25)	137,700	—	148,000	—	—	285,700	145,350
Short-term interest bearing debt - held-for-sale (1) (see note 19)	—	—	—	—	201,725	201,725	—
	177,176	182,540	178,566	172,046	201,725	912,053	184,826

(1)
The assets and liabilities relating to the Golar Tundra lessor VIE have been reclassified as “held-for-sale” in connection with the sale of our interests in the companies that own and operate the vessel to Golar Partners (see note 19).

5.	RECENTLY ISSUED ACCOUNTING STANDARDS (Restated)

Adoption of new accounting standards

In April 2015, the FASB issued amendments to ASU 2015-03 "Interest- Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs". The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2015. The company early adopted ASU 2015-03 effective December 31, 2015 and applied this guidance retrospectively to all prior periods presented in the company's consolidated financial statements.

In November 2015, the FASB issued amendments to ASC 740, requiring classification all of deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. However, early adoption is permitted. We have elected to adopt the guidance prospectively for annual periods beginning January 1, 2015.

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

6.	DISPOSALS TO GOLAR PARTNERS (Restated)
In January 2015, we sold our interests in the company that owns and operates the Golar Eskimo to Golar Partners.

(in thousands of $)	Golar Eskimo
Cash consideration received (1)	226,010
Carrying value of the net assets sold to Golar Partners	(123,604)
Gain on disposal	102,406
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
Restated
Cash consideration received (3)	127,900
Carrying value of the net assets sold to Golar Partners	(45,630)
Gain on disposal	82,270

The gain from the sale of the Golar Maria in February 2013 was $82.3 million and has been recognized in the consolidated statements of operation under "Gain on disposals to Golar Partners" for the year ended December 31, 2013.
(3) The cash consideration for the Golar Maria comprised of $215.0 million for the vessel less the assumed bank debt and interest rate swap liability of $89.5 million and $3.1 million, respectively, plus purchase price adjustments of $5.5 million.

7.	SEGMENTAL INFORMATION (Restated)

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

(in thousands of $)	2015 - Restated				2014 - Restated				2013 - Restated
	Vessel operations	LNG trading	FLNG*	Total	Vessel operations	LNG trading	FLNG*	Total	Vessel operations	LNG trading	Total
Time and voyage charter revenues	90,127	—	—	90,127	95,399	—	—	95,399	90,558	—	90,558
Vessel and other management fees	12,547	—	—	12,547	10,756	—	—	10,756	9,270	—	9,270
Vessel and voyage operating expenses	(125,389)	—	—	(125,389)	(76,910)	—	—	(76,910)	(58,009)	—	(58,009)
Administrative expenses	(28,657)	—	(4,869)	(33,526)	(17,468)	(64)	(1,735)	(19,267)	(22,816)	(136)	(22,952)
Impairment of long-term assets	(1,957)	—	—	(1,957)	(500)	—	—	(500)	(500)	—	(500)
Depreciation and amortization	(73,732)	—	—	(73,732)	(49,561)	(250)	—	(49,811)	(36,562)	(309)	(36,871)
Other operating loss	—	—	—	—	(6,387)	—	—	(6,387)	—	—	—
Other operating gains (losses) - LNG trade	—	—	—	—	—	1,317	—	1,317	—	—	—
Gain on disposals to Golar Partners (including amortization of deferred gain)	102,406	—	—	102,406	43,287	—	—	43,287	82,270	—	82,270
Impairment of vessel held-for-sale	(1,032)	—	—	(1,032)	—	—	—	—	—	—	—
Loss on disposal of vessel	(5,824)	—	—	(5,824)	—	—	—	—	—	—	—
Operating (loss) income	(31,511)	—	(4,869)	(36,380)	(1,384)	1,003	(1,735)	(2,116)	64,211	(445)	63,766
Total other non-operating income (expense)	(27)		—	(27)	(446)	718	—	272	(2,482)	—	(2,482)
Net financial (expenses) income	(174,619)	—	—	(174,619)	(87,600)	(252)	—	(87,852)	41,768	—	41,768
Income taxes	3,053	—	—	3,053	1,114	—	—	1,114	3,404	—	3,404
Equity in net earnings (losses) of affiliates	55,985	—	—	55,985	42,220	—	—	42,220	3,099	—	3,099
Net (loss) income	(147,119)	—	(4,869)	(151,988)	(46,096)	1,469	(1,735)	(46,362)	110,000	(445)	109,555
Non-controlling interests	(19,158)	—	—	(19,158)	(1,655)	—	—	(1,655)	—	—	—
Net (loss) income attributable to Golar LNG Ltd	(166,277)	—	(4,869)	(171,146)	(47,751)	1,469	(1,735)	(48,017)	110,000	(445)	109,555
Total assets	3,398,394	—	870,804	4,269,198	3,538,287	1,335	360,120	3,899,742	2,591,398	268	2,591,666
Investment in affiliates	541,565	—	—	541,565	746,263	—	—	746,263	766,024	—	766,024
Capital expenditures	565,777	—	111,572	677,349	1,202,901	—	313,645	1,516,546	734,155	—	734,155

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

9.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2015	2014	2013
Mark-to-market adjustment for interest rate swap derivatives (see note 30)	(12,798)	(28,996)	56,461
Interest rate swap cash settlements (see note 30)	(15,797)	(20,424)	(10,626)
Mark-to-market adjustment for equity derivatives (see note 30)	(67,925)	(13,657)	—
Mark-to-market adjustment for foreign currency derivatives (see note 30)	—	94	719
Impairment of loan	(15,010)	—	—
Financing arrangement fees and other costs	(1,841)	(7,157)	(5,632)
Amortization of deferred financing costs and debt guarantee	(3,082)	(2,459)	(1,120)
Foreign exchange loss on operations	(2,126)	(1,200)	(1,583)
Other	(25)	(295)	—
	(118,604)	(74,094)	38,219

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

There are ongoing inquiries and discussions with the U.K. tax authorities for certain subsidiaries in relation to tax depreciation claims. If the U.K. tax authorities successfully challenged the availability of the tax depreciation claims, this would impact ours or that of the lessor banks' tax returns from 2003 onwards. Further detail on this matter is included within ''Other commitments and contingencies'' (see note 33).

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

11.	EARNINGS PER SHARE (Restated)

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the year. Treasury shares are not included in the calculation. The computation of diluted EPS for the years ended December 31, 2015, 2014 and 2013, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2015	2014	2013
	Restated	Restated	Restated
Net (loss) income attributable to Golar LNG Ltd stockholders - basic and diluted	(171,146)	(48,017)	109,555

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2015	2014	2013
Basic earnings per share:
Weighted average number of common shares outstanding	93,357	87,013	80,530

Diluted earnings per share:
Weighted average number of common shares outstanding	93,357	87,013	80,530
Effect of dilutive share options	—	—	381
Effect of dilutive convertible bonds	—	—	4,545
Common stock and common stock equivalents	93,357	87,013	85,456

(Loss) earnings per share are as follows:

	2015	2014	2013
	Restated	Restated	Restated
Basic	$(1.83)	$(0.55)	$1.36
Diluted	$(1.83)	$(0.55)	$1.28

12.	OPERATING LEASES

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

(1) The above table includes operating lease charter-hire payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer does not renew or extend its charter beyond February 2015, Golar Partners has the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015 (see note 31).

Total rental expense for operating leases was $42.8 million, $0.6 million and $0.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

13.	INVESTMENTS IN AFFILIATES (Restated)

At December 31, 2015 and 2014, we have the following participation in investments that are recorded using the equity method:

	2015	2014
	Restated	Restated
Golar Partners (1)	30.7%	41.4%
The Cool Pool Limited ("Pool Manager")	33%	—%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Wilhelmsen Management AS ("Golar Wilhelmsen")	100%	60%

(1) As of December 31, 2015, we held a 30.7% (2014: 41.4%) ownership interest in Golar Partners and 100% (2014: 100%) of IDR's.

The carrying amounts of our investments in our equity method investments as at December 31, 2015 and 2014 are as follows:

(in thousands of $)	2015	2014
	Restated	Restated
Golar Partners	536,090	739,744
ECGS	5,475	5,942
Golar Wilhelmsen (1)	—	577
Equity in net assets of affiliates	541,565	746,263

(1) Effective September 4, 2015, we ceased equity accounting for our interests in Golar Wilhelmsen, pursuant to the acquisition of the remaining 40% interest in the entity. Accordingly, as of this date, Golar Wilhelmsen became a wholly-owned subsidiary.

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2015	2014
	Restated	Restated
Cost	635,714	805,595
Dividend	(179,079)	(126,281)
Equity in net earnings of other affiliates	85,122	62,319
Share of other comprehensive (loss) income in affiliate	(192)	4,630
Equity in net assets of affiliates	541,565	746,263

Quoted market prices for ECGS, the Pool Manager and Golar Wilhelmsen are not available because these companies are not publicly traded.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. As of December 31, 2015, it had a fleet of ten vessels which are managed by the Company (2014: nine vessels). We hold the following interests in Golar Partners:

(i)	Subordinated units
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

(ii)	Common units
Represent our holding in the voting common units of Golar Partners, during the subordination period the common units have preferential dividend and liquidation rights.

(iii)	General Partner units and IDRs
Represents our 2% general partner interest and 100% of the IDRs in Golar Partners.~~.~~ The carrying value of the IDRs was based on the fair value as of the deconsolidation date of Golar Partners, December 13, 2012. The fair value of the IDRs was determined using a Monte Carlo simulation method. This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the IDRs, such that the price of a unit output by the Monte Carlo simulation equalled the price observed in the market. The method took into account the historical volatility, dividend yield as well as the share price of the units as of the deconsolidation date.

As of December 31, 2015, the aggregate carrying value of our investments in Golar Partners was $536.1 million, which represents our total ownership interest in the Partnership of 30.7% and the IDRs. The estimated market value of our investments in Golar Partners are determined with reference to the quoted price of the common units, but adjusted to reflect the different rights associated with each class of investment. Due to the decline in the quoted price of the common units since the third quarter of 2015, the fair value of our investments in Golar Partners has been below its carrying value. As of December 31, 2015, the quoted unit price was $13.38, subsequently increasing to a high of $18.03 and a low of $8.02. In relation to our investments we are required to recognize an impairment loss where it is determined to be “other than temporary.” However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven by industry trends, specifically the decline in oil prices, which has resulted in a general negative sentiment towards oil and gas stocks and its status as a MLP which has suffered in response to cuts in distributions by other MLPs in the sector. We believe this is not a reflection of the Partnership’s profitability, strong financial position or its ability to maintain distributions given the Partnership’s fleet currently all operate under medium and long-term charters with fixed charter rates, which has historically contributed to secure and stable operating cashflows. Thus, as we have both the ability and intent to hold our investments in the Partnership, no impairment has been recognized in 2015 in relation to these investments.

Dividends received for the year ended December 31, 2015 and 2014, in relation to our investment in Golar Partners amounted to$52.1 million and $61.3 million, respectively.

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

As at December 31, 2015 we have remaining commitments of $235.1 million due to our newbuilding contract to construct one FSRU at a total contract cost of $247.5 million. See note 32 for the expected timing of the remaining installments to be paid.

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

As at December 31, 2015 and 2014, vessels with a net book value of $2,543.0 million and $1,997.7 million, respectively, were pledged as security for certain debt facilities (see note 33). These totals include vessels classified as held-for-sale which included the Golar Tundra with respect to 2015, and both the Golar Eskimo and the Golar Viking in 2014.

As at December 31, 2015 and 2014, included in the above amounts is office equipment with a net book value of $2.8 million and $1.4 million, respectively.

19.	HELD-FOR-SALE (Restated)

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

b) Assets and liabilities held-for-sale

In February 2016, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to the disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. The sale of the Golar Tundra is expected to be completed in May 2016 (see note 34).

In December 2014, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Eskimo to Golar Partners. The sale of the Golar Eskimo was completed in January 2015 (see note 6).

Assets and liabilities included in our consolidated balance sheet presented as held-for-sale are shown below:

(in thousands of $)	2015	2014
	Restated	Restated
ASSETS
Current assets
Restricted cash	3,618	—
Other receivables, prepaid expenses and accrued income	217	196
Inventories	572	266
Total current assets	4,407	462

Non-current assets
Vessels and equipment, net	262,627	280,284
Total non-current assets	262,627	280,284
Total assets (2)	267,034	280,746

LIABILITIES
Current liabilities
Current portion of long-term debt	—	(13,074)
Short-term debt, net of deferred finance charges (1)	(199,300)	—
Trade accounts payable	(844)	(419)
Accrued expenses	(1,019)	(786)
Amounts due to related parties	(50)	(366)
Total current liabilities	(201,213)	(14,645)

Non-current liabilities
Long-term debt	—	(145,547)
Total non-current liabilities	—	(145,547)
Total liabilities (2)	(201,213)	(160,192)

(1) The short-term debt net of deferred finance charges of $199.3 million relates to a secured debt financing arrangement entered into by the CMBL lessor VIE in respect of the Golar Tundra. The debt facility is denominated in USD, bears interest at LIBOR plus a margin and is repayable with a final balloon payment of $199.3 million in 2016. Although we have no control over the funding arrangements of the CMBL lessor VIE, as we consider ourselves the primary beneficiary of the VIE, we are required to consolidate this loan facility into our financial results. Refer to note 4 for additional detail.
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

20.	RESTRICTED CASH AND SHORT-TERM RECEIVABLES

Our restricted cash and short-term investment balances are as follows:

(in thousands of $)	2015	2014
Restricted cash relating to the total return equity swap (see note 30)	92,752	46,051
Restricted cash in relation to the Golar Viking	—	25,000
Restricted cash in relation to the Hilli	280,000	—
Restricted cash and short-term receivables held by ICBC lessor VIEs (see note 4)	35,450	—
Restricted cash relating to projects	—	3,111
Restricted cash relating to office lease	361	425
Total restricted cash	408,563	74,587
Less: Amounts included in short-term restricted cash and short-term receivables	228,202	74,162
Long-term restricted cash	180,361	425

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

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 25) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

21.	COST METHOD INVESTMENT (Restated)

(in thousands of $)	2015	2014
	Restated	Restated
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347

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

22.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2015	2014
Mark-to-market interest rate swaps valuation (see note 30)	5,330	12,603
Other long-term assets	45,520	55,839
	50,850	68,442

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

23.	ACCRUED EXPENSES

(in thousands of $)	2015	2014
Vessel operating and drydocking expenses	5,003	13,443
Administrative expenses	11,460	6,054
Interest expense	36,870	11,627
	53,333	31,124

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

24.	OTHER CURRENT LIABILITIES (Restated)

(in thousands of $)	2015	2014
	Restated	Restated
Deferred drydocking, operating cost and charterhire revenue	1,327	9,514
Mark-to-market interest rate swaps valuation (see note 30)	4,597	3,038
Mark-to-market equity swaps valuation (see note 30)	81,581	13,656
Provision in relation to Golar Viking claim	—	13,848
Guarantees issued to Golar Partners (see note 31)	6,096	2,246
Dividends payable	40,466	—
Other	14,010	4,115
	148,077	46,417

As of December 31, 2014, we had recorded a provision of $13.8 million relating to a Golar Viking legal claim on the basis of a compromise settlement agreement between all parties involved in the arbitration proceedings. Accordingly, during 2014, we recognized an operating loss of $6.4 million in the consolidated statements of operation. The claim was settled in January 2015.

As of December 31, 2015, dividends payable of $40.5 million relating to the third quarter of 2015 were subsequently settled in January 2016.

As of December 31, 2015, included within 'Other' is $9.0 million due to Keppel (see note 25).

25.	DEBT (Restated)

(in thousands of $)	2015	2014
	Restated	Restated
Total long-term and short-term debt, net of deferred finance charges	1,835,907	1,353,986
Less: current portion of long-term debt and short-term debt, net of deferred finance charges	(491,398)	(112,853)
Long-term debt, net of deferred finance charges	1,344,509	1,241,133

The outstanding debt as of December 31, 2015 is repayable as follows:

Year ending December 31
(in thousands of $)
2016	501,618
2017	386,008
2018	94,968
2019	145,968
2020	124,126
2021 and thereafter	625,373
Total	1,878,061
Deferred finance charges	(42,154)
Total, net of deferred finance charges	1,835,907

Our debt is denominated in U.S. dollars and bears floating interest rates. The weighted average interest rate for the years ended December 31, 2015 and 2014 was 3.50% and 3.35%, respectively.

At December 31, 2015 and 2014, our debt was as follows:

(in thousands of $)	2015	2014	Maturity date
Golar Arctic facility	80,200	87,500	2019
Golar Viking facility	—	82,000	2017
Golar Viking (2015)	62,500	—	2020
Convertible bonds	243,369	238,037	2017
GoFLNG Hilli facility	50,000	—	2017
Hilli shareholder loans:
- Keppel loan	44,066	35,572	2027
- B&V loan	5,000	5,000	2027
$1.125 billion facility:
- Golar Seal facility	106,612	117,273	2018/2025*
- Golar Celsius facility	107,020	117,721	2018/2025*
- Golar Crystal facility	111,941	122,602	2019/2026*
- Golar Penguin facility	118,144	128,885	2019/2026*
- Golar Bear facility	118,524	129,299	2019/2026*
- Golar Frost facility	120,357	131,298	2019/2026*
Subtotal	1,167,733	1,195,187
ICBC VIE loans:
- Golar Glacier facility	177,176	185,600	2016/2024**
- Golar Snow facility	178,566	—	2016/2025**
- Golar Kelvin facility	182,540	—	**
- Golar Ice facility	172,046	—	**
Total debt	1,878,061	1,380,787
Deferred finance charge	(42,154)	(26,801)
Total debt, net of deferred finance charge	1,835,907	1,353,986

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

Convertible bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. On inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into our common shares or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55.0. We declared dividends of $1.40 and $1.80 relating to the years ended December 31, 2015 and 2014, respectively. The conversion price was adjusted from $48.40 to $45.82 effective on December 31, 2015. We have secured 13.0 million of our holdings in the subordinated units of Golar Partners against our Convertible Bonds which are due to mature in March 2017. In addition, please refer to note 20 for details of our restricted cash balances.

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

(1) The $9 million surplus cash to be returned to KSI remained outstanding as of December 31, 2015 and is captured within “Other current liabilities” (see note 24).

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

26.	OTHER LONG-TERM LIABILITIES (Restated)

(in thousands of $)	2015	2014
	Restated	Restated
Pension obligations (see note 27)	36,279	38,670
Guarantees issued to Golar Partners (see note 31)	16,493	19,271
Other	1,308	1,849
	54,080	59,790

27.	PENSIONS

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

28.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2015 and 2014, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2015	2014
150,000,000 (2014: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2015	2014
93,546,663 (2014: 93,414,672) outstanding issued common shares of $1.00 each	93,547	93,415

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

29.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Restated)

Accumulated Other Comprehensive (Loss) Income

As at December 31, 2015, 2014 and 2013, our accumulated other comprehensive (loss) income balances consisted of the following components:

(in thousands of $)	2015	2014	2013
	Restated	Restated	Restated
Net (loss) gain on qualifying cash flow hedging instruments, including share of affiliate	(192)	8,672	2,003
Losses associated with pensions, net of tax recoveries of $nil (2014: $0.2 million)	(12,400)	(15,251)	(12,731)
Accumulated other comprehensive (loss) income	(12,592)	(6,579)	(10,728)

The components of accumulated other comprehensive (loss) income consisted of the following:

	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates comprehensive income	Total accumulated comprehensive (loss) income
			Restated	Restated
Balance at December 31, 2012	(17,809)	(6,832)	(180)	(24,821)
Other comprehensive income before reclassification	5,078	4,148	4,859	14,085
Amount reclassified from accumulated other comprehensive (loss) income	—	8	—	8
Net current-period other comprehensive income	5,078	4,156	4,859	14,093
Balance at December 31, 2013	(12,731)	(2,676)	4,679	(10,728)
Other comprehensive income (loss) before reclassification	(2,520)	3,483	(49)	914
Amount reclassified from accumulated other comprehensive income	—	3,235	—	3,235
Net current-period other comprehensive income (loss)	(2,520)	6,718	(49)	4,149
Balance at December 31, 2014	(15,251)	4,042	4,630	(6,579)
Other comprehensive (loss) income before reclassification	2,851	—	(4,822)	(1,971)
Amount reclassified from accumulated other comprehensive income	—	382	—	382
Net current-period other comprehensive (loss) income	2,851	382	(4,822)	(1,589)
Transfer of additional paid in capital	—	(4,424)	—	(4,424)
Balance at December 31, 2015	(12,400)	—	(192)	(12,592)

The amounts reclassified from accumulated other comprehensive (loss) income for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

Details of accumulated other comprehensive (loss) income components	Amounts reclassified from accumulated other comprehensive (loss) income			Affected line item in the statement of operations
	2015	2014	2013
(Gains) losses on cash flow hedges:
Foreign currency swap	—	—	(718)	Other financial items, net
Interest rate swap	382	3,235	(1,644)	Other financial items, net
Interest rate swap	—	—	2,370	Gain on sale of Golar Maria
Total reclassifications for the year	382	3,235	8

30.	FINANCIAL INSTRUMENTS (Restated)

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

For the years ended December 31, 2015, 2014 and 2013 we recognized a net gain of $nil, $0.9 million and net gain of $0.5 million, respectively, in earnings relating to the ineffective portion of our interest rate swap agreements designated as hedges.

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

As of December 31, 2015 and 2014, our accumulated other comprehensive loss included $nil and $4.0 million of unrealized losses, respectively, on interest rate swap agreements designated as cash flow hedges. Additionally, as of December 31, 2015, our accumulated other comprehensive loss included $0.2 million (2014: $4.6 million income) of unrealized losses being our share of Golar Partners' other comprehensive income or loss on swap agreements designated as cash flow hedges (see note 29).

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
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; and
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and fair value of our financial instruments, excluding short term receivables and payables, at December 31, 2015 and 2014 are as follows:

	Fair value	2015	2015	2014	2014
(in thousands of $)	Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
	Restated	Restated	Restated	Restated	Restated
Non-Derivatives:
Cash and cash equivalents	Level 1	105,235	105,235	191,410	191,410
Restricted cash and short-term receivables	Level 1	408,563	408,563	74,587	74,587
Cost method investments (1)	Level 3	7,347	7,347	7,347	7,347
Short-term debt due from related parties (2)	Level 2	—	—	20,000	20,000
Short-term loans receivable (2)	Level 2	6,375	6,375	8,141	8,141
Short-term debt (2)	Level 2	408,978	408,978	108,781	108,781
Current portion of long-term debt (3)	Level 2	92,640	92,640	7,650	7,650
Long-term debt – convertible bond (3)	Level 2	243,369	231,945	238,037	251,555
Long-term debt (3)	Level 2	1,133,074	1,133,074	1,026,319	1,026,319
Derivatives:
Interest rate swaps asset (4) (5)	Level 2	5,330	5,330	12,603	12,603
Interest rate swaps liability (4) (5)	Level 2	4,597	4,597	3,038	3,038
Total return equity swap liability (6) (7)	Level 2	81,581	81,581	13,656	13,656

1.
The carrying value of our cost method investments includes our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O), as we have no established method of determining the fair value of this investment, we have not estimated its fair value as of December 31, 2015, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.

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

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2015 cash collateral amounting to $92.8 million has been provided (see note 20).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA, Citibank and Standard Chartered. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL in regards to our VIE loans (see notes 4 and 25). We believe these counterparties to be sound financial institutions. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2015, our ownership interest was 30.7% and the aggregate value of the investments recorded in our balance sheet as of December 31, 2015 was $536.1 million being the aggregate of our ownership interest (common, subordinated and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2015 had a fleet of ten vessels managed by us, under contract, operating under medium to long-term charters with a concentrated number of charterers; BG Group, Petrobras, Pertamina, DUSUP, Nusantara Regas, KNPC, Eni and NEPCO. Furthermore, in the event the decline in the fair value of these investments to below the carrying value was determined to be other-than-temporary, we would be required to recognize an impairment loss (see note 13).

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

31.	RELATED PARTY TRANSACTIONS (Restated)

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2015	2014	2013
			Restated
Transactions with Golar Partners and subsidiaries:
Management and administrative services fees revenue (i)	2,949	2,877	2,569
Ship management fees revenue (ii)	7,577	7,746	6,701
Charter-hire expenses (iii)	(41,555)	—	—
Gain on disposals to Golar Partners (iv)	102,406	43,287	82,270
Interest income on vendor financing loan (v)	4,217	—	—
Interest expense on short-term credit facility	(203)	—	—
Interest income on high-yield bonds (vi)	—	—	1,972
Share options expense recharge (x)	297	—	—
Total	75,688	53,910	93,512

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2015 and 2014 consisted of the following:

(in thousands of $)	2015	2014
Trading balances (owing to) due from Golar Partners and subsidiaries (vii)	(4,400)	13,453
Methane Princess lease security deposit movements (viii)	(2,728)	(3,486)
$20.0 million revolving credit facility (ix)	—	20,000
Total	(7,128)	29,967

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

In connection with the disposal of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to pay

$22 million to charter back the vessel until June 30, 2015. Accordingly, of these amounts payable, we recognized total charter-hire expenses of $12.9 million in relation to this agreement in 2015. For additional detail refer to to (iv) below.

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

In February 2013, we completed the disposal of our interests in the company that owns and operates the LNG carrier, the Golar Maria, which resulted in a gain on disposal of $82.3 million.

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

32.	CAPITAL COMMITMENTS

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

* This includes the Golar Tundra which was classified as "held-for-sale" as at December 31, 2015 (see note 19).

We have secured 13.0 million of our holdings in the subordinated units of Golar Partners against our convertible bonds which are due to mature in March 2017. See note 25 for further detail. In addition, please refer to note 20 for details of our restricted cash balances.

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

34.	SUBSEQUENT EVENTS

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

35.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

1.	Investment in Affiliates - Golar LNG Partners L.P.

We recently completed a review of our accounting for our investment in our affiliate Golar LNG Partners in light of recent clarifications contained in published comment letters from the Staff of the Securities and Exchange Commission (“SEC”).
In our original evaluation, in considering the attributes of Golar Partners we determined that the substance of the Partnership’s ownership and governance structure was more similar to that of a corporation than it was to its legal form as a partnership. Therefore we historically applied the guidance contained in ASC 323-30-35-3 ("Investments — Equity Method and Joint Ventures") addressing limited liability companies that have characteristics of both corporations and partnerships in evaluating each interest in Golar Partners.
Accordingly, since the deconsolidation date of the Partnership on December 13, 2012, we have accounted for our various unit interest holdings in Golar Partners according to their individual attributes as follows:

•	Common Units - accounted for as available-for-sale securities

•	Subordinated Units - accounted for under the equity method as investments in affiliates

•	General Partner Units and Incentive Distribution Rights - accounted for under the cost method
Investment in available-for-sale securities - Common Units
These securities have been carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders' equity as a component of other comprehensive income (loss). Dividends received from our Common Units have been recorded in the consolidated statement of operations in the line item "Dividend income".
Investments in affiliates - Subordinated Units
These securities have been accounted for under the equity method of accounting. We recorded these investments initially at their fair value (as of the deconsolidation date), and subsequently adjusted the carrying amount for our share of Golar Partners earnings attributable to the subordinated units and other comprehensive income (loss) and reported the recognized earnings in income or in other comprehensive income, respectively. Dividends received reduced the carrying amount of the investment. Our investments in the subordinated units of Golar Partners include our share of the basis difference as calculated at the deconsolidation date; which represents the excess of the fair value over the underlying book value of Golar Partners net assets. The basis difference, relating to the Subordinated Units, has been amortized through the statement of operations as part of the equity method of accounting.
Cost-method investments - General Partner Units and Incentive Distribution Rights
We recorded these securities at cost. Dividends received have been recorded in the consolidated statement of operations in the line item "Dividend income".
Whilst we believed that our historical accounting policies for our investments in our affiliate Golar Partners was appropriate, following our review we have concluded that our policies were not in accordance with ASC 323, in particular ASC 323-30-25-1 and ASC 323-30-S99-1 which requires us to account for all our interests in Golar Partners under the equity method of accounting.
We have therefore restated our financial statements and have accounted for our Common Units, General Partner Units and Incentive Distribution rights in the same way we have accounted for our Subordinated Units as noted above, under the equity method of accounting.
The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity.

2. Indirect adjustments related to Golar LNG Partners L.P.

Gain on disposal of the Golar Maria
In conjunction with our review of our accounting for our investment in affiliates we have also revisited a related matter, being our accounting of the sale of the LNG carrier Golar Maria to Golar Partners in January 2013. We previously accounted the sale as an asset disposition and deferred a portion of the gain related to a indirectly retained interest in the Golar Maria through our equity interest in Golar Partners. Upon further review, we have concluded that the disposition should have been accounted for as the sale of a business whereby the element of the gain on disposal of the Golar Maria to Golar Partners that was deferred and amortized should have been recognized in full at the time of the disposal.
This adjustment to our accounting for our disposal of the Golar Maria to Golar Partners does not affect our cash flows, our bank covenants compliance or our liquidity.
As a result of the conclusions described above under 1 and 2, we are restating in this Form 20-F/A our historical consolidated financial statements as of, and for the three years ended December 31, 2015, and our selected financial data.

The items had no material effect on our cash flows, our covenant compliance or our liquidity as a result of these adjustments for any of the years presented.

Adoption of ASU 2015-03 "Interest- Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs"

In addition, we historically presented deferred debt issuance costs or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. We adopted guidance codified in ASU 2015-03 . The guidance simplifies the presentation of debt issuance costs to be presented as a deduction from the corresponding liability consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Pursuant to SEC Financial Reporting Manual Topic 13, "Effects of Subsequent Events on Financial Statements Required in Filings" changes in accounting principles which require retrospective application require the reissuance of previously filed financial statements ("pre-event financial statements").

The reclassification does not impact net income as previously reported or any prior amounts reported in the Statements of Operations or the Consolidation Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on our Consolidated Balance Sheets as of December 31, 2015 and 2014 resulted in a reduction of "Total assets" in the amount of $42.2 million and $26.8 million, respectively, with a corresponding decrease in "Current portion of long-term debt and short-term debt" and "Long-term debt".

The following table presents the effect of the restatement on our previously reported net income (loss), comprehensive income and total equity as of the date and for the periods shown (in thousands of US dollars):

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2015, 2014, and 2013
(in thousands of $)

	2015			2014			2013
	As previously	Adjustment		As previously	Adjustment		As previously	Adjustment
	Reported		Restated	Reported		Restated	Reported		Restated
Operating revenues
Time and voyage charter revenues	90,127	—	90,127	95,399	—	95,399	90,558	—	90,558
Vessel and other management fees	12,547	—	12,547	10,756	—	10,756	9,270	—	9,270
Total operating revenues	102,674	—	102,674	106,155	—	106,155	99,828	—	99,828
Operating expenses
Vessel operating expenses	56,347	—	56,347	49,570	—	49,570	43,750	—	43,750
Voyage, charter-hire and commission expenses	69,042	—	69,042	27,340	—	27,340	14,259	—	14,259
Administrative expenses	33,526	—	33,526	19,267	—	19,267	22,952	—	22,952
Depreciation and amortization	73,732	—	73,732	49,811	—	49,811	36,871	—	36,871
Impairment of long-term assets	1,957	—	1,957	500	—	500	500	—	500
Total operating expenses	234,604	—	234,604	146,488	—	146,488	118,332	—	118,332
Gain on disposals to Golar Partners (1)	102,884	(478)	102,406	43,783	(496)	43,287	65,619	16,651	82,270
Other operating loss	—	—	—	(6,387)	—	(6,387)	—	—	—
Impairment of vessel held-for-sale	(1,032)	—	(1,032)	—	—	—	—	—	—
Other operating gains - LNG trade	—	—	—	1,317	—	1,317	—	—	—
Loss on disposal of vessel held-for-sale	(5,824)	—	(5,824)	—	—	—	—	—	—
Operating (loss) income	(35,902)	(478)	(36,380)	(1,620)	(496)	(2,116)	47,115	16,651	63,766
Other non-operating income
Dividend income (2)	15,524	(15,524)	—	27,203	(27,203)	—	30,960	(30,951)	9
Gain on sale of available-for-sale securities (2)	(3,011)	3,011	—	—	—	—	(754)	854	100
Other non-operating income (expense) (1)	—	(27)	(27)	281	(9)	272	(2,601)	10	(2,591)
Total other non-operating income	12,513	(12,540)	(27)	27,484	(27,212)	272	27,605	(30,087)	(2,482)
Financial income (expense)
Interest income	6,896	—	6,896	716	—	716	3,549	—	3,549
Interest expense	(62,911)	—	(62,911)	(14,474)	—	(14,474)	—	—	—
Other financial items, net	(118,604)	—	(118,604)	(74,094)	—	(74,094)	38,219	—	38,219
Net financial (expense) income	(174,619)	—	(174,619)	(87,852)	—	(87,852)	41,768	—	41,768
(Loss) income before equity in net earnings of affiliates, income taxes and non-controlling interests	(198,008)	(13,018)	(211,026)	(61,988)	(27,708)	(89,696)	116,488	(13,436)	103,052
Income taxes	3,053		3,053	1,114		1,114	3,404		3,404
Equity in net earnings of affiliates (2)	16,454	39,531	55,985	19,408	22,812	42,220	15,821	(12,722)	3,099
Net (loss) income	(178,501)	26,513	(151,988)	(41,466)	(4,896)	(46,362)	135,713	(26,158)	109,555
Net income attributable to non-controlling interests	(19,158)	—	(19,158)	(1,655)	—	(1,655)	—	—	—
Net (loss) income attributable to Golar LNG Ltd	(197,659)	26,513	(171,146)	(43,121)	(4,896)	(48,017)	135,713	(26,158)	109,555

(Loss) earnings per share attributable to Golar LNG Ltd stockholders Per common share amounts:
(Loss) earnings – Basic	$(2.12)	$0.29	$(1.83)	$(0.50)	$(0.05)	$(0.55)	$1.69	$(0.33)	$1.36
(Loss) earnings – Diluted	$(2.12)	$0.29	$(1.83)	$(0.50)	$(0.05)	$(0.55)	$1.59	$(0.31)	$1.28
Cash dividends declared and paid	$1.35	$—	$1.35	$1.80	$—	$1.80	$1.35	$—	$1.35

(1) The adjustment pertains to an element of the gain on disposal of the Golar Maria to Golar Partners that was deferred and amortized however should have been recognized in full at the time of the disposal. See item 2 above
(2) The adjustment is to account for the equity pick up relating to the various investments in Golar Partners being accounted for under the equity accounting method. See item 1 above

Golar LNG Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	2015			2014			2013
	As previously	Adjustment		As previously	Adjustment		As previously	Adjustment
	Reported		Restated	Reported		Restated	Reported		Restated
COMPREHENSIVE INCOME
Net (loss) income	(178,501)	26,513	(151,988)	(41,466)	(4,896)	(46,362)	135,713	(26,158)	109,555
Other comprehensive income:
Gain (loss) associated with pensions, net of tax	2,851	—	2,851	(2,520)	—	(2,520)	5,078	—	5,078
Net (loss) gain on qualifying cash flow hedging instruments (1)	(493)	(3,947)	(4,440)	6,493	176	6,669	5,010	4,005	9,015
Net (loss) gain on investments in available-for-sale securities (1)	(44,359)	44,359	—	7,955	(7,955)	—	1,885	(1,885)	—
Other comprehensive (loss) income	(42,001)	40,412	(1,589)	11,928	(7,779)	4,149	11,973	2,120	14,093
Comprehensive (loss) income	(220,502)	66,925	(153,577)	(29,538)	(12,675)	(42,213)	147,686	(24,038)	123,648
Comprehensive (loss) income attributable to:
Stockholders of Golar LNG Limited	(239,660)	66,925	(172,735)	(31,193)	(12,675)	(43,868)	147,686	(24,038)	123,648
Non-controlling interests	19,158	—	19,158	1,655	—	1,655	—	—	—
Comprehensive (loss) income	(220,502)	66,925	(153,577)	(29,538)	(12,675)	(42,213)	147,686	(24,038)	123,648

(1) The adjustment is to account for various investments in Golar Partners being accounted for under the equity accounting method. See item 1 above.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2015 and 2014
(in thousands of $)

	2015			2014
	As previously	Adjustment		As previously	Adjustment
	Reported		Restated	Reported		Restated
ASSETS
Current Assets
Cash and cash equivalents	105,235	—	105,235	191,410	—	191,410
Restricted cash and short-term receivables	228,202	—	228,202	74,162	—	74,162
Trade accounts receivable	4,474	—	4,474	4,419	—	4,419
Other receivables, prepaid expenses and accrued income	24,753	—	24,753	17,498	—	17,498
Amounts due from related parties	—	—	—	9,967	—	9,967
Short-term debt due from related party	—	—	—	20,000	—	20,000
Inventories	8,650	—	8,650	8,317	—	8,317
Vessel held-for-sale	—	—	—	132,110	—	132,110
Assets held-for-sale (1)	269,459	(2,425)	267,034	284,955	(4,209)	280,746
Total current assets	640,773	(2,425)	638,348	742,838	(4,209)	738,629
Long-term assets
Restricted cash	180,361	—	180,361	425	—	425
Investment in available-for-sale securities (2)	25,530	(25,530)	—	275,307	(275,307)	—
Investments in affiliates (2)	313,021	228,544	541,565	335,372	410,891	746,263
Cost method investments (2)	204,172	(196,825)	7,347	204,172	(196,825)	7,347
Newbuildings	13,561	—	13,561	344,543	—	344,543
Asset under development	501,022	—	501,022	345,205	—	345,205
Vessels and equipment, net	2,336,144	—	2,336,144	1,648,888	—	1,648,888
Deferred charges (1)	42,154	(42,154)	—	26,801	(26,801)	—
Other non-current assets	50,850	—	50,850	68,442	—	68,442
Total assets	4,307,588	(38,390)	4,269,198	3,991,993	(92,251)	3,899,742
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt, net of deferred finance charges (1)	501,618	(10,220)	491,398	116,431	(3,578)	112,853
Trade accounts payable	53,281	—	53,281	10,811	—	10,811
Accrued expenses	53,333	—	53,333	31,124	—	31,124
Amounts due to related parties	7,128	—	7,128	—	—	—
Other current liabilities (3)	148,583	(506)	148,077	46,923	(506)	46,417
Liabilities held-for-sale (1)	203,638	(2,425)	201,213	164,401	(4,209)	160,192
Total current liabilities	967,581	(13,151)	954,430	369,690	(8,293)	361,397
Long-term liabilities

Long-term debt, net of deferred finance charges (1)	1,376,443	(31,934)	1,344,509	1,264,356	(23,223)	1,241,133
Long-term debt due to related parties	—	—	—	—	—	—
Other long-term liabilities (3)	69,225	(15,145)	54,080	75,440	(15,650)	59,790
Total liabilities	2,413,249	(60,230)	2,353,019	1,709,486	(47,166)	1,662,320
EQUITY
Share capital 93,546,663 common shares of $1.00 each issued and outstanding (2014: 93,414,672 and 2013: 80,579,295)	93,547	—	93,547	93,415	—	93,415
Treasury shares	(12,269)	—	(12,269)	—	—	—
Additional paid-in capital	1,317,806	—	1,317,806	1,307,087	—	1,307,087
Contributed surplus	200,000	—	200,000	200,000	—	200,000
Accumulated other comprehensive (loss) gain (2)	(41,254)	28,662	(12,592)	5,171	(11,750)	(6,579)
Retained earnings (2)(3)	315,696	(6,822)	308,874	675,179	(33,335)	641,844
Total stockholders' equity	1,873,526	21,840	1,895,366	2,280,852	(45,085)	2,235,767
Non-controlling interests	20,813	—	20,813	1,655	—	1,655
Total equity	1,894,339	21,840	1,916,179	2,282,507	(45,085)	2,237,422
Total liabilities and equity	4,307,588	(38,390)	4,269,198	3,991,993	(92,251)	3,899,742

(1) The adjustment is to account for the deferred finance charges in accordance with ASU 2015-3. See item 2 above.
(2) The adjustment is to account for various investments in Golar Partners being accounted for under the equity accounting method. See item 1 above.
(3) The adjustment pertains to an element of the gain on disposal of the Golar Maria to Golar Partners that was deferred and amortized however should have been recognized in full at the time of the disposal. See item 2 above.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013
(in thousands of $)

	2015			2014			2013
	As previously	Adjustment		As previously	Adjustment		As previously	Adjustment
	Reported		Restated	Reported		Restated	Reported		Restated
Operating activities
Net (loss) income	(178,501)	26,513	(151,988)	(41,466)	(4,896)	(46,362)	135,713	(26,158)	109,555
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	73,732	—	73,732	49,811	—	49,811	36,871	—	36,871
Amortization of deferred charges and debt guarantee	(2,073)	—	(2,073)	2,459	—	2,459	1,120	—	1,120
Equity in net earnings of affiliates (1)	(16,454)	(39,531)	(55,985)	(19,408)	(22,812)	(42,220)	(15,821)	12,722	(3,099)
Gain on disposals to Golar Partners (2)	(102,884)	478	(102,406)	(43,783)	496	(43,287)	(65,619)	(16,651)	(82,270)
Loss on sale of vessel	5,824	—	5,824	—	—	—	—	—	—
Impairment of vessel held-for-sale	1,032	—	1,032	—	—	—	—	—	—
Dividend income from available-for-sale and cost investments recognized in operating income (1)	(15,524)	15,524	—	(27,203)	27,203	—	(30,960)	30,951	(9)
Dividends received	52,800	—	52,800	61,967	—	61,967	64,198	—	64,198
Loss on disposal of available-for-sale securities (1)	3,011	(3,011)	—	—	—	—	754	(854)	(100)
Gain on disposal of high yield bond in Golar Partners	—	—	—	—	—	—	(841)	—	(841)
Compensation cost related to stock options	4,125	—	4,125	1,619	—	1,619	500	—	500
Net foreign exchange losses (gain)	2,404	—	2,404	1,314	—	1,314	(277)	—	(277)
Amortization of deferred tax benefits on intra-group transfers	(3,488)	—	(3,488)	(3,488)	—	(3,488)	(3,487)	—	(3,487)
Impairment of long-term assets	1,957	—	1,957	500	—	500	500	—	500
Impairment of loan receivable	15,010	—	15,010	—	—	—	—	—	—
Drydocking expenditure	(10,405)	—	(10,405)	(8,947)	—	(8,947)	(4,248)	—	(4,248)
Change in assets and liabilities, net of effects from the sale of Golar Eskimo, Golar Igloo and Golar Maria:
Restricted cash	(280,000)	—	(280,000)	—	—	—	—	—	—
Trade accounts receivable	911	—	911	(10,533)	—	(10,533)	304	—	304
Inventories	(2,252)	—	(2,252)	(809)	—	(809)	(10,137)	—	(10,137)
Prepaid expenses, accrued income and other assets	(6,361)	—	(6,361)	27,612	—	27,612	(50,877)	—	(50,877)
Amounts due from/to related companies	15,259	—	15,259	(6,003)	—	(6,003)	3,497	—	3,497
Trade accounts payable	8,944	—	8,944	(1,746)	—	(1,746)	2,525	—	2,525
Accrued expenses	21,479	—	21,479	13,802	—	13,802	3,349	—	3,349
Other current liabilities (2)	66,805	27	66,832	29,175	9	29,184	658	(10)	648
Net cash (used in) provided by operating activities	(344,649)	—	(344,649)	24,873	—	24,873	67,722	—	67,722
Investing activities
Additions to vessels and equipment	(26,110)	—	(26,110)	(2,359)	—	(2,359)	(802)	—	(802)
Additions to newbuildings	(559,667)	—	(559,667)	(1,150,669)	—	(1,150,669)	(733,353)	—	(733,353)

Investing activities (continued)
Additions to asset under development	(111,572)	—	(111,572)	(313,645)	—	(313,645)	—	—	—
Investment in subsidiary, net of cash acquired	(16)	—	(16)	—	—	—	—	—	—
Proceeds from disposal of investments in affiliates	207,428	—	207,428	—	—	—	99,210	—	99,210
Additions to investment in affiliates	(5,023)	—	(5,023)	—	—	—	(12,400)	—	(12,400)
Additions to investments	—	—	—	—	—	—	(5,649)	—	(5,649)
Short-term loan granted to third party	(2,000)	—	(2,000)	—	—	—	(11,960)	—	(11,960)
Repayment of short-term loan granted to third party	400	—	400	—	—	—	2,469	—	2,469
Proceeds from disposals to Golar Partners, net of cash disposed	226,872	—	226,872	155,319	—	155,319	119,927	—	119,927
Proceeds from disposal of high yield bond in Golar Partners	—	—	—	—	—	—	34,483	—	34,483
Short-term loan granted to Golar Partners	—	—	—	(20,000)	—	(20,000)	(20,000)	—	(20,000)
Additions to other long-term assets	—	—	—	(49,873)	—	(49,873)	—	—	—
Repayment of short-term loan granted to Golar Partners	20,000	—	20,000	—	—	—	20,000	—	20,000
Proceeds from disposal of fixed assets	18,987	—	18,987	—	—	—	—	—	—
Restricted cash and short-term receivables	(25,255)	—	(25,255)	(48,043)	—	(48,043)	(24,992)	—	(24,992)
Net cash used in investing activities	(255,956)	—	(255,956)	(1,429,270)	—	(1,429,270)	(533,067)	—	(533,067)
Financing activities
Proceeds from short-term and long-term debt (including related parties)	918,801	—	918,801	1,222,746	—	1,222,746	306,358	—	306,358
Repayments of short-term and long-term debt (including related parties)	(215,363)	—	(215,363)	(239,903)	—	(239,903)	(9,400)	—	(9,400)
Financing costs paid	(23,266)	—	(23,266)	(18,672)	—	(18,672)	(22,612)	—	(22,612)
Cash dividends paid	(121,358)	—	(121,358)	(155,996)	—	(155,996)	(108,976)	—	(108,976)
Proceeds from exercise of share options	225	—	225	1,338	—	1,338	608	—	608
Purchase of treasury shares	(12,269)	—	(12,269)	—	—	—	—	—	—
Proceeds from issuance of equity	—	—	—	660,947	—	660,947	—	—	—
Restricted cash and short-term receivables	(32,340)	—	(32,340)	—	—	—	—	—	—
Net cash provided by financing activities	514,430	—	514,430	1,470,460	—	1,470,460	165,978	—	165,978
Net (decrease) increase in cash and cash equivalents	(86,175)	—	(86,175)	66,063	—	66,063	(299,367)	—	(299,367)
Cash and cash equivalents at beginning of period	191,410	—	191,410	125,347	—	125,347	424,714	—	424,714
Cash and cash equivalents at end of period	105,235	—	105,235	191,410	—	191,410	125,347	—	125,347
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest	37,964	—	37,964	11,372	—	11,372	—	—	—
Income taxes paid	1,278	—	1,278	1,372	—	1,372	1,322	—	1,322

(1) The adjustment is to account for various investments in Golar Partners being accounted for under the equity accounting method. See item 1 above
(2) The adjustment pertains to an element of the gain on disposal of the Golar Maria to Golar Partners that was deferred and amortized however should have been recognized in full at the time of the disposal. See item 2 above

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss (Restated)			Accumulated Earnings (Restated)			Non-controlling Interest	Total Equity (Restated)
					Reported	Adjustment	Restated	Reported	Adjustment	Restated		Restated
Balance at December 31, 2012	80,504	—	654,042	200,000	(18,730)	(6,091)	(24,821)	848,503	(2,281)	846,222	—	1,755,947
Net income (2)(3)	—	—	—	—	—		—	135,713	(26,158)	109,555	—	109,555
Dividends	—	—	—	—	—		—	(108,976)		(108,976)	—	(108,976)
Exercise of share options	76	—	1,476	—	—		—	(944)		(944)	—	608
Grant of share options	—	—	500	—	—		—	—		—	—	500
Other comprehensive income (2)	—	—	—	—	11,973	2,120	14,093	—		—	—	14,093
Balance at December 31, 2013	80,580	—	656,018	200,000	(6,757)	(3,971)	(10,728)	874,296	(28,439)	845,857	—	1,771,727
Net (loss) income (2)(3)	—	—	—	—	—		—	(43,121)	(4,896)	(48,017)	1,655	(46,362)
Dividends	—	—	—	—	—		—	(155,996)		(155,996)	—	(155,996)
Exercise of share options	185	—	1,153	—	—		—	—		—	—	1,338
Grant of share options	—	—	1,619	—	—		—	—		—	—	1,619
Net proceeds from issuance of shares	12,650	—	648,297	—	—		—	—		—	—	660,947
Other comprehensive income (2)	—	—	—	—	11,928	(7,779)	4,149	—		—	—	4,149
Balance at December 31, 2014	93,415	—	1,307,087	200,000	5,171	(11,750)	(6,579)	675,179	(33,334)	641,844	1,655	2,237,422
Net loss (2)(3)	—	—	—	—	—		—	(197,659)	26,513	(171,146)	19,158	(151,988)
Dividends	—	—	—	—	—		—	(161,824)		(161,824)	—	(161,824)
Exercise of share options	132	—	93	—	—		—	—		—	—	225
Grant of share options	—	—	6,358	—	—		—	—		—	—	6,358
Forfeiture of share options	—	—	(2,521)	—	—		—	—		—	—	(2,521)
Cancellation of share options	—	—	786	—	—		—	—		—	—	786
Transfer of additional paid-in capital	—	—	6,003	—	(4,424)		(4,424)	—		—	—	1,579
Other comprehensive loss (2)	—	—	—	—	(42,001)	40,412	(1,589)	—		—	—	(1,589)
Treasury shares	—	(12,269)	—	—	—		—	—		—	—	(12,269)
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(41,254)	28,662	(12,592)	315,696	(6,822)	308,874	20,813	1,916,179

(1) The adjustment is to account for the deferred finance charges in accordance with ASU 2015-3. See item 2 above
(2) The adjustment is to account for various investments in Golar Partners being accounted for under the equity accounting method. See item 1 above
(3) The adjustment pertains to an element of the gain on disposal of the Golar Maria to Golar Partners that was deferred and amortized however should have been recognized in full at the time of the disposal. See item 2 above