Form 20-F
period 2016-12-31
GOLAR LNG LTD
filed 2017-05-01
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

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

101,080,673 Common Shares, par $1.00, per share

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

Large accelerated filer	X	Accelerated filer	Non-accelerated filer	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Yes	No	X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

•
the failure of West Africa Gas Limited, or WAGL, to commence its time charter for Golar Tundra or any action by our affiliates Golar LNG Partners LP, or Golar Partners or the Partnership, to exercise its related put option;

•	expiration of the letter of credit required under the tolling agreement that we expect will employ the Hilli;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to our affiliates Golar Partners or Golar Power Limited, or Golar Power;

•	changes in our relationship with our affiliates Golar Partners, Golar Power and OneLNG SA, or OneLNG;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy and our joint ventures;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the "Company," " Golar," "Golar LNG," "we," "us," and "our" all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References in this Annual Report to "Golar Wilhelmsen" or "GWM" refer to Golar Wilhelmsen Management AS, a company that until September 2015 was jointly controlled by both Golar and Wilhelmsen Ship Management (Norway) AS. From September 4, 2015, GWM became our wholly owned subsidiary and subsequently changed its name to Golar Management Norway AS, or GMN. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to our affiliate Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Golar Power” refer to our affiliate Golar Power Limited and to any one or more of its subsidiaries. References to “OneLNGSM” refer to our joint venture OneLNG S.A. and to any one or more of its subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statement of operations data for each of the years in the three-year period ended December 31, 2016 and the balance sheet data as of December 31, 2016 and 2015 from our audited Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our Consolidated Financial Statements and Notes thereto included herein.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. $, except number of shares, per common share data, fleet data and other financial data)
Statement of Operations Data: (1)
Total operating revenues	80,257	102,674	106,155	99,828	410,345
Vessel operating expenses	53,163	56,347	49,570	43,750	86,672
Voyage and charter-hire expenses	36,423	69,042	27,340	14,259	9,853
Voyage, charter-hire and commission expenses - collaborative arrangement	11,140	—	—	—	—
Total operating expenses	221,364	234,604	146,488	118,332	207,562
Gain on disposals to Golar Partners	—	102,406	43,287	82,270	—
Operating (loss) income	(141,091)	(36,380)	(2,116)	63,766	202,756
Total other non-operating income	(8,615)	(27)	272	(2,482)	857,929
Net financial expenses (income)	59,541	174,619	87,852	(41,768)	42,868
(Loss) income before equity in net earnings (losses) of affiliates, income taxes and non-controlling interests	(209,247)	(211,026)	(89,696)	103,052	1,017,817

Net (loss) income	(160,780)	(151,988)	(46,362)	109,555	1,012,162
Net (loss) income attributable to the stockholders of Golar LNG Ltd	(186,531)	(171,146)	(48,017)	109,555	969,022
(Loss) earnings per common share
- basic (2)	(1.99)	(1.83)	(0.55)	1.36	12.09
- diluted (2)	(1.99)	(1.83)	(0.55)	1.28	11.66
Cash dividends declared and paid per common share	0.60	1.35	1.80	1.35	1.93

Balance Sheet Data (as of end of year):
Cash and cash equivalents	224,190	105,235	191,410	125,347	424,714
Restricted cash and short-term deposits (3)	183,525	228,202	74,162	23,432	1,551
Assets held-for-sale	271,307	267,034	280,746	—	—
Long-term restricted cash (3)	232,335	180,361	425	3,111	—
Investments in affiliates	648,780	541,565	746,263	766,024	903,322
Newbuildings	—	13,561	344,543	767,525	435,859
Asset under development	731,993	501,022	345,205	—	—
Vessels and equipment, net	1,883,066	2,336,144	1,648,888	811,715	573,615
Total assets	4,256,911	4,269,198	3,899,742	2,591,666	2,401,963
Current portion of long-term debt,	451,454	491,398	112,853	29,305	14,400
Liabilities held-for-sale	209,296	201,213	160,192	—	—
Long-term debt (including related party debt)	1,320,599	1,344,509	1,241,133	663,239	486,442
Total equity	1,909,826	1,916,179	2,237,422	1,771,727	1,755,947
Common shares outstanding (2) (in thousands)	101,081	93,547	93,415	80,580	80,504
Cash Flow Data (1):
Net cash (used in) provided by operating activities	(38,551)	(344,649)	24,873	67,722	233,810
Net cash used in investing activities	(2,222)	(255,956)	(1,429,270)	(533,067)	(290,700)
Net cash provided by financing activities	159,728	514,430	1,470,460	165,978	414,691
Fleet Data (unaudited)
Number of vessels at end of year	15	17	13	7	6
Average number of vessels during year	15.0	14.0	8.8	5.5	12.6
Average age of vessels (years)	11.7	9.7	10.8	18.7	25.4
Total calendar days for fleet	5,864	5,647	2,133	2,012	4,615
Total operating days for fleet (4)	4,034	4,481	2,059	1,501	3,684
Other Financial Data (unaudited):
Average daily time charter equivalent earnings, or TCE (5) (to the closest $100)	$10,100	$14,900	$33,100	$38,300	$94,200
Average daily vessel operating costs (6)	$10,359	$11,783	$23,240	$21,745	$18,780
Footnotes

(1) From the initial public offering of our former subsidiary, Golar Partners, in April 2011, or the IPO, until the time of the first annual general meeting of unitholders of Golar Partners, or the AGM, on December 13, 2012, pursuant to the partnership agreement of Golar Partners, we retained the sole power to appoint, remove and replace all of the members of the Partnership's board of directors. Accordingly, Golar Partners was treated as our controlled subsidiary and Golar Partners' results were consolidated with the results of the Company. From the first AGM held by Golar Partners, the majority of the Partnership's board members became electable by the common unitholders, and from such date, we no longer retained the power to control the board of directors and hence the Partnership and accordingly, we deconsolidated Golar Partners and its subsidiaries from our consolidated financial statements. As a result, from December 13, 2012, Golar Partners has been considered our affiliate entity. The deconsolidation of Golar Partners resulted in a gain of $854 million recognized in 2012.

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

(3) Restricted cash consists of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap line facilities, letter of credit facilities in connection with our tolling agreement, bid or performance bonds for projects we may enter. Short-term deposits represents highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

(4) The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, scheduled lay-up, vessel conversions, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

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

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Operating revenues	80,257	102,674	106,155	99,828	410,345
Less: Vessel and other management fee	(14,225)	(12,547)	(10,756)	(9,270)	(752)
Time and voyage charter revenues	66,032	90,127	95,399	90,558	409,593
Voyage expenses*	(25,291)	(23,434)	(27,340)	(14,259)	(9,853)
	40,741	66,693	68,059	76,299	399,740
Calendar days less scheduled off-hire days**	4,034	4,481	2,059	1,994	4,245
Average daily TCE rate (to the closest $100)	10,100	14,900	33,100	38,300	94,200

* The TCE calculations for 2016 and 2015 exclude charter-hire expenses, which arose from the charter back arrangements with Golar Partners with respect to the Golar Grand and, for 2015, the Golar Eskimo. This amounted to $22.3 million and $45.6 million for the years end 31 December 2016 and 2015, respectively.
** This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.

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

Risks Related to Our Company

We cannot guarantee that our FLNG vessel contract negotiations will progress favorably or our expansion into the FLNG market will be profitable.

We have entered into agreements with Perenco Cameroon, or Perenco, Societe Nationale de Hydrocarbures, or SNH, and the Republic of Cameroon related to a floating liquefied natural gas export project offshore Kribi, Cameroon that is expected to employ the converted Hilli, which has recently been renamed to Hilli Episeyo. Under the terms of the agreements, the converted Hilli is scheduled to provide liquefaction services to the export project during the second half of 2017 for an initial term of eight years. However, given the complex nature of the project, the new and highly technical nature of the FLNG vessel conversion process, and that the agreements are contingent on the satisfaction of significant conditions which, if not satisfied, or waived by the customer, may result in termination prior to or after employment commences, we cannot assure you that the project will commence commissioning in the second half of 2017 as planned and revenues will start accruing once commissioning commences.

In addition, we, in conjunction with our joint venture, OneLNG, are currently marketing FLNG vessels to several prospective customers. Our aim is that OneLNG will find strong strategic partners that have interest in utilizing one or several FLNGs to produce LNG from one or more specific defined gas reserves. While OneLNG has recently entered into a Shareholders’ Agreement with Ophir to establish a joint operating company, or JOC, which is expected to use the Gandria as a converted FLNG, it is uncertain, however, whether any other final strategic partnerships will be agreed for other FLNG vessels. Our and OneLNG’s inability to reach agreements to provide FLNG vessels on favorable terms may have an adverse effect on our financial condition.

Any agreement we or OneLNG enter into with respect to providing FLNGs are or will be subject to significant conditions, which, if not satisfied, or waived by the customer, may result in termination of the agreement, prior to or after employment commences, in which case we may not realize any revenues under such agreements.  We can provide no assurance that any of our FLNGs will be able to commence employment or realize any revenues, which could have a material adverse effect on our results of operations and financial condition.

Completion of our FLNG vessel conversion projects will be dependent on our obtaining additional financing.

As of December 31, 2016, we have capitalized costs of $732.0 million, $31.0 million, and $nil in relation to the Hilli, Gimi, and Gandria conversions, respectively. We are committed to make approximately $485.1 million aggregate additional payments to complete the Hilli conversion. The Gimi and Gandria are currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreements for the Gimi and Gandria are both subject to certain payments and notices to proceed with the conversions.

In September 2015, in connection with the conversion of the Hilli to a FLNG vessel, we entered into agreements with a subsidiary of CSSC (Hong Kong) Shipping Co. Ltd., or CSSCL, for a pre-delivery credit facility and a post-delivery sale and leaseback financing, or the CSSCL Finance Leasing Arrangement. We expect the CSSCL Finance Leasing Arrangement will cover the remainder of the conversion and commissioning costs for the Hilli, but additional costs may arise.

We expect that the total estimated conversion and fully commissioned cost for the Gimi will be approximately $1.2 billion. We will be required to make approximately $1.2 billion in aggregate additional payments for the completion of such conversion and commissioning, subject to our termination option.

We expect that the total estimated conversion and fully commissioned cost for the Gandria will be approximately $1.5 billion. We expect to contribute the Gandria to OneLNG in connection with the formation of the JOC and that the JOC will arrange financing of the Gandria conversion.

While we believe we will be able to arrange financing as necessary for the remaining payments due for the Gimi and the Gandria conversions and commissioning, to the extent we and they do not timely obtain necessary financing, the completion of the conversions and newbuilding could be delayed or we or they could suffer financial loss, including the loss of all or a portion of the payments made to the shipyards and, in certain circumstances, any deficiencies if the shipyards are not able to recover their costs from the sale of the vessels.

If there is a delay or default by a shipyard or if a shipyard does not meet certain performance requirements, our earnings and financial condition could suffer.

We have entered into agreements with Keppel and Black & Veatch Corporation, or Black & Veatch, for the conversion of two of our oldest LNG carriers, the Hilli and the Gimi into FLNGs. Also, we have agreed contract terms for the conversion of the Gandria into an FLNG in connection with the formation of the JOC. In the event the shipyards do not perform under the contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investments, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

Moreover, the Hilli will be the world’s first LNG carrier to have been retrofitted for FLNG service. Due to the new and highly technical process for each our FLNG vessel conversions, each of our FLNG conversion projects is subject to risks that could negatively affect our earnings and financial condition, including risk of delays or cost overruns. For example, the highly technical work is only capable of being performed by a limited number of contractors. Accordingly, a change of contractors for any reason would likely result in higher costs and a significant delay to our delivery schedules. In addition, given the novelty of our FLNG conversion projects, the completion of retrofitting our vessels as FLNG vessels could be subject to risks of significant cost overruns. As well, if the shipyard is unable to deliver any converted FLNG vessel on time, we might be unable to perform related charters. Any substantial delay in the conversion of any of our vessels into FLNG vessels could mean we will not be able to satisfy potential employment. To date, there are no significant delays on the progress of the Hilli conversion.

Should the Hilli fail to begin its commission at the pre-determined start date in September 2017, the Tolling Agreement provides that the parties have a six month period during which no delay penalty can be incurred. After such six month period, there are certain penalties of up to $400 million, payable over time, due to Perenco and SNH for the Hilli’s under or non performance and covers an eventuality where such under or non performance is prolonged such that Perenco and SNH terminate the Tolling Agreement. Therefore, if the Hilli experiences delays in commissioning, it may have a significant impact on our results of operations and financial condition.

Furthermore, if any of our FLNG vessels, once converted, is not able to meet certain performance requirements or perform as intended, we may have to accept reduced charter rates. Alternatively, it may not be possible to charter the converted FLNG vessel at all, which would have a significant negative impact on our cash flows and earnings.

If the letter of credit is not extended, our earnings and financial condition could suffer.

Under the terms of the tolling agreement for the aforementioned project, the converted Hilli is scheduled to provide liquefaction services to the project by the second half of 2017 for an initial term of eight years. In accordance with the terms of the tolling agreement, we have obtained a letter of credit issued by a financial institution to our Project Partners that guarantees certain payments we are required to make to them under the tolling agreement. The letter of credit is currently set to expire on December 31, 2017, but it will automatically extend for successive one year periods until the tenth anniversary of the acceptance of the Hilli to perform the agreed services for the project, unless the financial institution elects to not extend the letter of credit.  The financial institution may elect to not extend the letter of credit by giving notice at least ninety days’ prior to the current December 31, 2017 expiration date or December 31 in any subsequent year as the letter of credit is automatically extended for successive one year periods. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the tolling agreement may be terminated and we may be liable for a termination fee of up to $400 million. Accordingly, if the financial institution elects at some point in the future to not extend the letter of credit, our financial condition could be materially and adversely affected.

We and Schlumberger will have an obligation to make additional payments to OneLNG.

We and Schlumberger have each agreed to make up to an additional $250 million of capital contributions to OneLNG, pursuant to and in accordance with the terms of the Joint Venture and Shareholders’ Agreement. While we believe we will be able to arrange funding for the full amount of our obligations, to the extent we or Schlumberger do not timely make the required capital contributions, such failure to provide the necessary equity funding could have material adverse consequences for OneLNG, and we and Schlumberger will have the right to purchase the other’s interest in OneLNG if the other defaults in such funding obligations.

The success of our investment in OneLNG is subject to the various risks related to OneLNG’s business.

OneLNG’s business is subject to a variety of risks, including, among others, any inability of Schlumberger and us to successfully work together in the shared management of OneLNG, any inability of OneLNG to identify and enter in appropriate projects, any inability of OneLNG to obtain sufficient financing for any project it identifies, any failure of upstream LNG producing projects connected with OneLNG’s activities, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

Additionally, OneLNG’s participation in the JOC and the development of the Fortuna Project is subject to a variety of risks, including, among others, the failure to satisfy all the conditions precedent to effectiveness of the JOC Shareholders’ Agreement, including agreement of final project terms and documentation, execution of documentation for approximately $1.2 billion of project debt financing with respect to the conversion of the Gandria, approval by the government of Equatorial Guinea and final investment decision of OneLNG or Ophir, and other risks such as an inability of Ophir and OneLNG to successfully work together in the shared management of the JOC, risks related to the conversion of the Gandria similar in nature to the risks related to the Hilli conversion, and the failure of the Block R License to yield the projected amount of LNG.

The expected total capital expenditure for the Fortuna Project is approximately $2.0 billion to reach first gas. Approximately $1.2 billion is expected to be debt financed. While we believe that we, together with OneLNG, will be able to arrange financing as required for the conversion of the Gandria, to the extent that we do not timely obtain necessary financing and OneLNG or Ophir fail to make any required.

We have a substantial equity investment in Golar Power that is subject to the risks related to Golar Power’s business.

We have a substantial equity investment in Golar Power. In addition to the value of our investment, we expect to receive cash distributions from Golar Power and management fee income from the provision of services to Golar Power under a management and administrative services agreement for the vessels in Golar Power’s fleet. The value of our investment, the income generated from our investment and the management fee income is subject to a variety of risks, including the risks related to Golar Power’s business. In turn, Golar Power’s business is subject to a variety of risks, including, among others, any inability of Stonepeak and us to successfully work together in the shared management of Golar Power, any inability of Golar Power to identify and enter into appropriate projects, any inability of Golar Power to obtain sufficient financing for any project it identifies, any failure of upstream and downstream LNG producing projects connected with Golar Power’s activities, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

Although Golar Power has approved making a final investment decision in connection with the Sergipe Project, we cannot assure you that the Sergipe Project will proceed as planned. The capital expenditure for the power station and terminal components of the Sergipe Project, including taxes and financing costs, is estimated at 4.3 billion Brazilian Real equal to approximately $1.4 billion at current exchange rates. Of this amount, the majority is expected to be funded by Centrals Electricas de Sergipe S.A., or CELSE, with debt financing. While we believe that CELSE will be able to arrange financing as necessary for the power station and terminal, to the extent that CELSE does not timely obtain necessary financing, the completion of the project could be delayed and Golar Power and we could suffer financial loss.

In addition, the Sergipe Project is subject to a variety of risks including General Electric’s completion of the Sergipe Project in accordance with the terms of the related EPC contract. Additionally, constructing and operating a power plant is subject to certain risks that include unscheduled plant outages, equipment failure, labor disputes, disruptions in fuel supply, inability to comply with regulatory or permit requirements, natural disasters or terrorist acts, cyber attacks or other similar occurrences, and inherent risks which may occur as a result of inadequate internal processes, technological flaws, human error or actions of third parties or other external events. The control and management of these risks depend upon adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems which reduce, but do not eliminate, the possibility of the occurrence and impact of these risks. The hazards described above, along with other safety hazards associated with our operations, can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in Golar Power, through its ownership interest in CELSE, being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury and fines and/or penalties.

Also, exchange rate fluctuations between the US Dollar and the Brazilian Real could have an adverse impact on the results of operations of Golar Power with respect to its investments in Brazil, including its investments in the Sergipe Project through CELSE. The principal currency for operating expenses is the U.S. Dollar; however, a significant portion of expenses for CELSE will be paid in Brazilian Real. This exposure to foreign currency could lead to fluctuations in Golar Power’s net income and net revenue due to changes in the value of the U.S. Dollar relative to the Brazilian Real.

We are obligated to make additional payments to Golar Power in connection with the related Shareholders Agreement.

As a closing condition to the Golar Power joint venture transaction, we and Stonepeak entered into an Investment and Shareholders Agreement with respect to Golar Power that governs, among other things, its management and funding. Under the agreement, we and Stonepeak have agreed to contribute additional equity funding to Golar Power, on a pro rata basis, including (i) up to an aggregate of $150 million due through to mid-2018 and (ii) additional amounts as may be required by Golar Power subject to the approval of its board of directors.

While we believe we will be able to arrange funding for the full amount of our pro rata obligations, to the extent we or Stonepeak do not timely make the required payments, such failure could have material adverse consequences for Golar Power, and failure by us to fulfill our payment obligations could adversely impact our interests in Golar Power.

We may guarantee the indebtedness of our joint ventures.

We may provide guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. This includes the debt under our $1.125 billion loan facility borrowed by Golar Power’s subsidiaries that own the Golar Celsius and Golar Penguin, which are our former subsidiaries that we contributed to Golar Power. Following our contribution of those subsidiaries, they continue to owe the debt associated with the Golar Celsius and Golar Penguin to the lenders under our $1.125 billion loan facility, which we guarantee. Failure by any of our joint ventures, including Golar Power, to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under the related loan agreement, including our $1.125 billion loan facility. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the relevant lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both.

We may be required to repurchase the Golar Tundra.

In May 2016, we completed the sale of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with China Merchant Bank Financial Leasing and net working capital adjustments. The Golar Tundra is subject to a time charter with WAGL, a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd. Following the completion of minor modifications to the Golar Tundra in May 2016, it arrived in Ghana and is awaiting instructions for commissioning and start-up. Accordingly, Golar Partners tendered the notice of readiness for the Golar Tundra to WAGL in mid-June 2016, with payments beginning to accrue under the contract 30 days thereafter. However, as of the current date WAGL has not formally accepted the notice of readiness. By virtue of a put option in the purchase agreement with Golar Partners related to our sale of the Golar Tundra to Golar Partners, in the event the WAGL charter does not commence within 12 months from the date of closing of the Golar Tundra sale, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price.

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

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease, albeit following the deconsolidation of Golar Partners in 2012 the capital lease obligation is no longer included within our consolidated balance sheet. However, by virtue of certain indemnity provisions under certain agreements with Golar Partners, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess lease and termination thereof. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of an unrelated tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the six UK tax leases, or in relation to our 2010 lease restructurings, or in the event of an early termination of the remaining Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position. We could be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financings, including the 2010 or subsequent termination restructurings. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees). We are currently in conversation with HMRC on this matter, presenting the factual background of our position. Please refer to Note 33. Other Commitments and Contingencies - UK tax lease benefits, of our consolidated financial statements contained herein.

For periods when vessels are in lay-up or being converted, total vessel revenues will be lower.

Three of our vessels are currently in lay-up and one is undergoing conversion to a FLNG. The Hilli and the Gandria were placed into lay-up in April 2013, the Gimi in January 2014 and the Golar Viking in December 2015. However, the Hilli entered the Keppel shipyard in September 2014 and commenced her retrofitting to a FLNG. Both the Gimi and the Gandria are currently in lay-up but have been designated for use in our FLNG conversion projects pending lodgment of their final notices to proceed. We will receive no revenues on account of vessels which are in lay-up or being converted.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

FLNGs require a technically skilled officer staff with specialized training. If we are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels particularly as we take delivery of our converted FLNG vessels. A material decrease in the supply of technically skilled officers or an inability to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations.

We may not be able to obtain financing, to meet our obligations as they fall due, to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FLNG vessel and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities or complete sales of our interests in our vessel owning subsidiaries operating under long-term charters to Golar Partners. Our ability to use cash from operations, obtain bank financing, access the capital markets for any future debt or equity offerings or complete sales to Golar Partners may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for dividend distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters could limit our ability to fund our growth and capital expenditures. The issuance of additional equity securities would dilute your equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

A decline in the market value of Golar Partners’ common unit price could result in breaches of our margin loan facility.

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank N.A., as lender. We refer to this as the Margin Loan Facility. If the outstanding balance of the Margin Loan Facility were to exceed the specified loan-to-value ratio threshold (for example, as a result of a decline in the aggregate market value of the pledged securities), we would be required to pledge additional cash or cash equivalents as collateral under the Margin Loan Facility or repay a portion of the Margin Loan Facility. If we were unable to pledge such additional collateral or repay a portion of the Margin Loan Facility Citibank N.A. could accelerate our debt and foreclose on our Golar Partners common units pledged as collateral under the term loan credit facility. Our term loan credit facility could thus increase our vulnerability to adverse economic and industry conditions.

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

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2016, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $1.2 billion and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.38.

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

As of December 31, 2016, we had total outstanding debt of approximately $1.8 billion, of which approximately $0.9 billion was exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2016, we have interest rate swaps with a notional amount of approximately $1.3 billion representing approximately 140.2% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In the future, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

We will have to make additional contributions to our pension scheme because it is underfunded.

                We provide a pension plan for certain of our current and former marine employees. As of December 31, 2016, there were 13 active members and 225 pensioners. Members do not contribute to the plan and it is closed to any new members. The plan is underfunded at the current contribution level, and we will need to increase our contributions significantly in order to avoid the plan’s assets being extinguished. Such contributions could have a material and adverse effect on our cash flows and financial condition.

Our consolidated lessor variable interest entities may enter into different financing arrangements, which could affect our financial results.

By virtue of the sale and leaseback transactions we have entered into with certain entities of Chinese financial institutions that are determined to be variable interest entities, or the lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate these lessor VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. In consolidating these lessor VIEs, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the lessor VIEs’ debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. For additional detail refer to note 4 "Variable Interest Entities" to our Consolidated Financial Statements included herein. As of December 31, 2016, we consolidated lessor VIEs in connection with the lease financing transactions for six of our vessels. For descriptions of our current financing arrangements including those of our lessor VIEs, please read "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Borrowing Activities." The funding arrangements negotiated by these lessor VIEs could adversely affect our financial results.

Exposure to equity price risk in our shares could adversely affect our financial results.

As a result of holding an equity swap, which we refer to as our Total Return Swap, in our own securities, as of April 24, 2017, we are exposed to the movement in our share price in respect of 3.0 million shares under the equity swap. Should the price of our shares fall materially below the level at which the shares were acquired, the equity swap mark-to-market valuations could adversely affect our results. In addition, the equity swap has a credit arrangement, whereby we are required to provide cash collateral equal to 20% of the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2016, cash collateral of $70.0 million has been provided. In the event the share price declines, the cash collateral requirements could adversely affect our liquidity and financial position.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012, is no longer consolidated with our financial results, and our investment is subject to the risks related to Golar Partners’ respective business.

As of December 31, 2016, we had an ownership interest of 33.9% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the incentive distribution rights, or IDRs, which we account for under the equity method of accounting. The aggregate carrying value of our investments in Golar Partners as of December 31, 2016 was $507.2 million, which represents our total interests in the common and general partner units and the IDRs. The common units of Golar Partners are listed on the NASDAQ Global Market, which as of December 31, 2016 was $24.04. The estimated fair value of our investments in Golar

Partners is calculated with reference to the quoted price of the common units, with adjustments made to reflect the different rights associated with each class of investment. If the price of the common units declines, such that the fair value of our investments in Golar Partners falls below carrying value, and it is determined to be due to other than temporary reasons, we would be required to recognize future impairment charges that may have a material adverse effect on our results of operations in the period that the impairment charges are recognized.

In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $55.3 million for the year ended December 31, 2016. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $10.7 million for the year ended December 31, 2016.

The value of our investment, the income generated from our investment and the management fee income is subject to a variety of risks, including the risks related to Golar Partners’ business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of April 24, 2017, Golar Partners had a fleet of ten vessels which we manage under the management agreements referred to above, that operate under medium to long-term charters with a concentrated number of charterers that include BG Group, Petrobras, Dubai Supply Authority, PT Nusantara Regas, Eni S.p.A, The Government of Hashemite Kingdom of Jordan and KNPC. Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, or under certain operational circumstances, a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

We operate the majority of our vessels, through the Cool Pool, in the spot/short-term charter market, which is subject to volatility. Failure by the Cool Pool to find profitable employment for these vessels could adversely affect our operations.

As of April 24, 2017, we had eight LNG carriers operating in the spot market within the Cool Pool. Please see "Item 4. Information on the Company - Cool Pool" for further detail. The spot market refers to charters for periods of up to twelve months. Spot/short-term charters expose the Cool Pool to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable in the spot market are uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.

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

Significant demands are placed on our management as a result of our growth. As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control. In addition, the provision of management services to our affiliates, Golar Partners, Golar Power and OneLNG, and the supervision of the conversion of LNG carriers to FLNG vessels has increased the complexity of our business and placed additional demands on our management. Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

As our fleet grows in size, we may need to improve our operations and financial systems and recruit additional staff and crew; if we cannot improve these systems or recruit suitable employees, our business and results of operations may be adversely affected.

As our fleet and the fleets of our affiliates grow, we may have to invest in upgrading our operating and financial systems. In addition, we may have to recruit well‑qualified seafarers and shoreside administrative and management personnel. We may not be able to hire suitable employees to the extent we continue to expand our fleet. Our vessels require technically skilled staff with specialized training. If we are unable to find and employ such technically skilled staff, we may not be able to adequately staff our vessels or the vessels of our affiliates. If we are unable to operate our financial and operations systems effectively or we are unable to recruit suitable employees, our results of operation and may be adversely affected.

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

Currently, we rely primarily on the revenues generated from our or our affiliates' LNG carriers and FSRUs, proceeds from sales of FSRUs on long-term time charters to Golar Partners and cash distributions from Golar Partners. Due to the lack of diversification in our lines of business, an adverse development in our LNG carrier and FSRU business, in the LNG industry or in the offshore energy infrastructure industry generally would have a significant impact on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Please see “Item 10. Additional Information-E. Taxation" for further information.

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

A change in tax laws in any country in which we operate could adversely affect us

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development.

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

Operating in Cameroon will subject us to an increased risk of loss of revenue or curtailment of production from factors specifically affecting Cameroon.

We have entered into agreements with Perenco, SNH, and the Republic of Cameroon related to a floating liquefied natural gas export project offshore Kribi, Cameroon that is expected to employ the converted Hilli, which has recently been renamed to Hilli Episeyo. Our operations in Cameroon will be subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced an unstable socio-political framework. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, can lead to economic disruptions and shutdowns in industrial activities. Additionally, official corruption and bribery remains a serious concern in the region. Our FLNG operations in Cameroon are subject to these risks, which could materially adversely affect our revenues, our ability to perform our agreements with Perenco, SNH, and the Republic of Cameroon and our financial condition.

In addition, we plan to maintain insurance coverage for only a portion of the risks we face from doing business in Cameroon. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss. In the event that we incur business interruption losses with respect to one or more incidents, they could have a material adverse effect on our results of operations.

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

Having dropped to around $27/barrel early in the year, oil prices recovered and stabilised at levels between $45 and $55 for the remainder of 2016. Natural gas prices also recovered although not to the same extent. New LNG supply and the prospect of significant additional volumes over the coming 3-years that will exceed near-term demand has resulted in a “decoupling” of LNG prices from oil. An abundance of available LNG in both the Pacific and Atlantic basins also led to a narrowing of the gap in pricing in different geographic regions. This has continued to adversely affect the length of voyages in the spot LNG shipping market and consequently suppressed spot rates and medium term charter rates for charters. Although the arrival of substantial volumes of new LNG over the next 3 years is expected to positively impact the shipping market and remain supportive of the FSRU business, a prolonged period of low LNG prices could negatively impact new investment decisions for large-scale LNG liquefaction projects. Whilst potentially a positive catalyst for cost competitive liquefaction solutions including floating liquefaction, this has potentially negative long-term demand consequences both for LNG carrier and FSRU demand. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

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

LNG trade increased by around 6% from 250 million tonnes per annum (mtpa) in 2015 to 265 mtpa in 2016. Although an improvement on the 1.6% growth recorded in 2015, this was less than expected following delays to the start-up and ramping up of certain Australian LNG projects and Yemen being taken offline as a result of geopolitical issues. Future growth in the LNG trade, and therefore requirements for LNG liquefaction, shipping and regasification is highly uncertain and could fall if existing markets for LNG decline, new users and uses for LNG do not materialise as anticipated and no major export projects are sanctioned over the coming years. In the event that we have not secured long-term charters for the vessels in our fleet, a reduction in LNG trade could have an adverse effect on our ability to secure future term charters at acceptable rates.

A reduction in world-wide energy consumption could adversely affect our business.

While the most recent Energy Information Administration, or EIA, International Energy Outlook (2016), has reported that worldwide energy consumption is expected to increase by 48% from 2012 to 2040, with natural gas consumption expected to increase 69%, from 120 trillion cubic feet, or Tcf, in 2012 to 203 Tcf in 2040, there is no guarantee that the worldwide energy markets will experience such increases. Any decrease in energy and natural gas consumption could have an adverse effect on our revenues and profitability as there will likely be decreased demand for our services.

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

Recent action by the United Nation’s International Maritime Organization, or IMO, Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Indian Ocean, and increasingly in the Gulf of Guinea and Strait of Malacca, with tanker vessels vulnerable to such attacks. Yet, some sources report there was a drop in the number of piracy incidents in 2016. If piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards to comply with Best Management Practices for Protection against Somalia Based Piracy, or BMP4, or any updated version, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, increased costs associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows, and ability to pay dividends, and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. None of our vessels made any port calls to Iran in 2016. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Our vessels traveling in international waters are subject to various existing regulations published by the IMO, such as marine pollution and prevention requirements imposed by the IMO.

The IMO International Convention for the Prevention of Pollution from Ships of 1973 as from time to time amended, and generally referred to as MARPOL, can affect our operations. In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or the HNS, adopted in 1996 and subsequently amended by the April 2010 Protocol, which is discussed further below.

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

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or the CERCLA, the Clean Water Act, or the CWA, and the Clean Air Act, or the CAA. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Please see “Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "-Other Regulations" below for a more detailed discussion on these topics.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. These regulations include, but are not limited to, MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention, the HNS, the OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the CERCLA, the CWA, the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union, or EU, regulations.

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

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.

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

Crew members, suppliers of goods and services to our vessels, shippers of cargo or other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, such as South Africa, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner under some of our present charters. If the vessel is arrested or detained for as few as 14 days as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter

Governments could requisition our vessels during a period of war or emergency.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The Golar Arctic, the Golar Frost and the Golar Bear are certified by the American Bureau of Shipping and all our other vessels are each certified by Det Norske Veritas. The American Bureau of Shipping and Det Norske Veritas are all members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification or are in the process of being certified and are currently “in class” other than four LNG carriers, of which the Hilli is currently undergoing FLNG conversion, Gimi and Gandria are layed up and scheduled to be converted by Keppel, and Golar Viking is in cold lay-up.

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

Changing laws, regulations and standards relating to reporting requirements, including the UK Modern Slavery Act 2015, will create additional compliance requirements for companies such as ours. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

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

Historically, the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our common shares have traded on the Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue. The market price for our common shares has historically fluctuated over a wide range. In 2016, the closing market price of our common shares on Nasdaq ranged from a low of $10.04 on January 20, 2016 to a high of $25.65 per share on November 16, 2016. As of April 24, 2017, the closing market price of our common shares on Nasdaq was $26.36. The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

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

We are a holding company whose assets mainly comprise equity interests in our subsidiaries and other quoted and non-quoted companies and our interest in our affiliates. As a result, should we decide to pay dividends, we would be dependent on the performance of our operating subsidiaries and other investments. If we were not able to receive sufficient funds from our subsidiaries and other investments, including from the sale of our investment interests, we would not be able to pay dividends unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs, and the development of LNG projects, such as FLNGs, through our subsidiaries, affiliates and joint ventures.

As of April 24, 2017, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 26 vessels, comprised of seven FSRUs and 19 LNG carriers. Of these vessels, six (excluding the Golar Tundra) of the FSRUs and four of the LNG carriers (including the Golar Grand) are owned by Golar Partners and are mostly on long-term time charters. Three of our vessels are undergoing or being contemplated for conversion into FLNGs, including the Hilli (with target completion during the second half of 2017), the Gimi and the Gandria. Ten of our LNG carriers (including Golar Power's two vessels) are participating in the LNG carrier pool, referred to as the Cool Pool. In addition, our affiliate Golar Power has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the fourth quarter of 2017.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint ventures’ LNG operations.

We are listed on Nasdaq under the symbol "GLNG." We were incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +1 (441) 295-4705. Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom and our telephone number at that address is +44 207 063 7900.

Golar Partners

In September 2007, we formed Golar Partners under the laws of the Republic of the Marshall Islands as a wholly-owned subsidiary. Golar Partners was formed to own vessels with long-term charters typically five years or longer through wholly-owned subsidiaries in order to distribute the different risk profiles of the different vessel types of total fleet controlled or affiliated with Golar. Golar Operating LLC, or the General Partner, our wholly-owned subsidiary was also formed in September 2007 to act as the general partner of Golar Partners under the limited partnership agreement of Golar Partners, and under that agreement the General Partner received a 2% general partner interest and 100% of the IDRs in Golar Partners.

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

During the period from the IPO of Golar Partners in April 2011 until the time of its first AGM on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. Under the provisions of Golar Partners' partnership agreement, the General Partner, our wholly owned subsidiary, irrevocably delegated the authority to Golar Partners' board of directors to have the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. From the first AGM of Golar Partners, the majority of the board members became electable by common unitholders and accordingly, from this date we no longer retained the power to control the board directors of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary. As of April 24, 2017, we own 100% of the general partner units and 30.1% of the limited partner units in Golar Partners.

Since the IPO of Golar Partners, we have sold equity interests in the following six vessels to Golar Partners: the Golar Freeze, the NR Satu, the Golar Grand, the Golar Maria, the Golar Igloo and the Golar Eskimo for an aggregate value of $1.9 billion. In addition, in May 2016, we completed the sale of the Golar Tundra to Golar Partners for $330.0 million less the net lease obligations under the lease agreement with China Merchant Bank Financial Leasing and net working capital adjustments. However, by virtue of the put option within the related sale and purchase agreement, we will continue to consolidate the subsidiary that owns and operates Golar Tundra until the charter with WAGL commences. As of April 24, 2017, Golar Partners had a fleet of ten vessels (excluding the Golar Tundra) acquired from or contributed by us.

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

Golar Power

    In order to further develop and finance our LNG based downstream investment opportunities, in July 2016, we formed Golar Power, a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners, or Stonepeak. The joint venture company, Golar Power, offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Golar Power’s asset base includes $100 million invested by Stonepeak, a 50% interest in CELSE, a Brazilian corporation that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil, which we refer to as the Sergipe Project, a FSRU newbuilding that is currently being constructed at Samsung shipyard, and two modern 160,000 cbm trifuel LNG carriers, suited for conversion to FSRUs. In October 2016, Golar Power reached a final investment decision on the Sergipe Project and, in November 2016, CELSE signed a long-term sale and purchase agreement with Ocean LNG Limited (an affiliate of Qatar Petroleum) for the supply of 1.3 million tons of LNG per annum. Golar Power has entered into an Omnibus Agreement with Golar Partners, under which Golar Partners has a right of first refusal with respect to any transfers or sales of any LNG carrier or FSRU owned by Golar Power and operating under a charter for five or more years.

OneLNG

In July 2016, we formed OneLNG with Schlumberger B.V., or Schlumberger, a subsidiary of Schlumberger Group, which is intended to offer an integrated upstream and midstream solution for the monetization of stranded gas reserves and the conversion of natural gas to LNG. OneLNG will be the exclusive vehicle for both parties for all future projects that involve the conversion of natural gas to LNG and can utilize both Schlumberger’s production management services and Golar’s FLNG capabilities. We hold 51% of the shares and Schlumberger the remaining 49% in OneLNG and the parties share equal management and governance rights. In November 2016, OneLNG and Ophir Holdings & Ventures Ltd. signed a shareholders’ agreement to establish a joint operating company, or JOC, to develop a 2.6 trillion cubic feet gas concession offshore Equatorial Guinea. The effectiveness of the shareholders’ agreement for the JOC and the issuance of the shares is subject to certain conditions precedent, including agreement of final project terms and documentation, execution of documentation for approximately $1.2 billion of project debt financing with respect to the conversion of the Gandria to an FLNG, approval by the government of Equatorial Guinea, and final investment decision by each of OneLNG and Ophir. The final investment decision is expected to take place during the first half of 2017.

Vessel operations - segment

Vessel acquisitions and capital expenditures

Since January 1, 2014, we invested $1.8 billion in our vessels and equipment, and newbuildings. Since January 1, 2014, we have acquired:

•	eleven newbuildings (eight LNG carriers and three FSRUs); and

•	the LNG carrier, the LNG Abuja, which we acquired for $20 million in April 2015. Albeit she was subsequently sold in July 2015.

Disposals

Since January 1, 2014, we have entered into the following sale and purchase transactions with Golar Partners:

•
In March 2014, we sold our interest in the company that owns and operates the FSRU, Golar Igloo for $310 million, of which $156 million was paid in cash and the remainder was paid through the assumption of $161.3 million of debt associated with the vessel, plus the interest rate swap asset and other purchase price adjustments of $3.6 million and $3.7 million, respectively;

•
In January 2015, we sold our interests in the companies that own and operate the FSRU, Golar Eskimo (including charter) for $388.8 million less the assumed $162.8 million of bank debt plus other purchase price adjustments. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us, which was fully repaid in 2015; and

•
In May 2016, we sold our equity interests in the company that is the disponent owner of the Golar Tundra and the related time charter for $330 million less the net lease obligations under the related lease agreement with China Merchant Bank Financial Leasing, or CMBL, plus other purchase price adjustments. The outstanding debt in respect of the Golar Tundra due to CMBL stood at $222.7 million at the time of the sale to Golar Partners. At the time of sale, the Golar Tundra was subject to a time charter with West Africa Gas Limited, or WAGL. The Golar Tundra arrived in Ghana at the end of May 2016 and tendered its notice of readiness, or NOR, in mid-June 2016, with payments beginning to accrue under the time charter 30 days thereafter. However, as of the current date WAGL has not accepted the Golar Tundra from Golar Partners, due to delays in the development of the related LNG terminal on the terminal side, even though under the WAGL charter the Golar Tundra has now been deemed accepted by WAGL. In October 2016, in order to protect our legal position, we commenced arbitration proceedings against WAGL. By virtue of a put option in the sale agreement related to Golar Tundra with Golar Partners, in the event that WAGL does not accept the Golar Tundra and commence service under the time charter twelve months from the date of closing of the Golar Tundra sale to Golar Partners, Golar Partners may require that we repurchase the Golar Tundra for the original purchase price. Accordingly, the earnings and net assets of the disponent owner of the Golar Tundra will continue to be reflected within the Company’s financial statements. See note 19 to our consolidated financial statements.

In addition:

•
As discussed above, following the acquisition of the LNG Abuja in April 2015, we subsequently sold her in July 2015 for cash consideration of $19 million, resulting in the recognition of an impairment loss of $1 million;

•
In February 2015, we completed the sale of our LNG carrier, the Golar Viking to a third party for $135.0 million. In connection with the sale, we provided initial bridging finance of $133.0 million plus a revolving credit facility of $5 million. However, due to the acquirer’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia, we agreed to the repossession of the vessel in consideration for extinguishment for the outstanding balances on the loan receivables. Accordingly, we repossessed the vessel in December 2015; and

•
In connection with the formation of the Golar Power joint venture, we contributed to it our former subsidiaries (i) that own the Golar Penguin and the Golar Celsius, (ii) that holds the FSRU newbuilding contract with Samsung, and (iii) that holds the rights to participate in the Sergipe Project. Subsequently in July 2016, we received net proceeds of $113 million from our sale to Stonepeak of 50% of the ordinary share capital of Golar Power. Accordingly, effective from the date of the sale to Stonepeak, we deconsolidated the results and net assets of Golar Power.

Since January 1, 2014, we have also refinanced certain of our vessels pursuant sale and leaseback arrangements as further described in Note 4 “Variable Interest Entities” to our Consolidated Financial Statements included herein.

Investments

Since January 1, 2014, we have acquired and divested interests in a number of companies including:

•
Golar Partners - In January 2015, we completed a secondary offering of 7,170,000 of Golar Partners common units, at a price of $29.90 per unit, generating net proceeds of approximately $207.4 million. In August 2015, our Board of Directors approved a unit purchase program under which we may purchase up to $25 million worth of Golar Partners outstanding units over 12 months. As of April 24, 2017, we have purchased $5.0 million worth of Golar Partners’ units pursuant to this unit purchase program. Further, On October 13, 2016, we entered into an agreement with Golar Partners, which closed on October 19, 2016, to exchange all of the existing incentive distribution rights, or Old IDRs, for the issuance of (i) a new class of incentive distribution rights, or New IDRs, an aggregate of 2,994,364 common units and 61,109 general partner units on the closing date of the exchange, which occurred on October 19, 2016, and (ii) an aggregate of up to 748,592 additional common units and up to 15,278 general partner units, or the Earn-Out Units, that may be issued subject to certain conditions. The Earn-Out Units represent an aggregate of 20% of the total units to be issued in connection with the transaction. The number of Earn-Out Units that will be issued is dependent on the distributions made by Golar Partners for the quarters ending December 31, 2016 through to September 30, 2018. The New IDRs provide for distribution “splits” between the IDR holders and the holders of common units equal to those applicable to the Old IDRs, which have been cancelled. However, the New IDRs provide for higher target distribution levels before distributions are payable with respect to the New IDRs, including an increase of the minimum quarterly distributions from $0.3850 to $0.5775 per common unit, effective with respect to the distribution for the quarter ended December 31, 2016. Accordingly, as of April 24, 2017, we own the following interests in Golar Partners: 30.1% of the common units, the 2% general partner interest (through our ownership of the general partner) and all the New IDRs. Together, these investments amount to approximately 33.9% of Golar Partners total units outstanding and 100% of the New IDRs.

•
Golar Wilhlemsen - In September 2015, we acquired the remaining 40% interest in GWM from Wilhelmsen Ship Management (Norway) AS, for $0.2 million, making it our wholly owned subsidiary. Golar Management uses the services of GWM to provide the technical, commercial and crew management services both to our and Golar Partners’ vessels. GWM was subsequently renamed Golar Management Norway AS, or GMN.

•
Joint Venture - In June 2015, we announced our intention to form a 50/50 joint venture with Stolt-Nielsen Limited, or Stolt-Nielsen, to pursue opportunities in small-scale LNG production and distribution. The joint venture will draw upon the logistics and small-scale LNG assets controlled by Stolt-Nielsen and the ocean-based LNG midstream assets controlled by us to provide a fully integrated LNG logistics service to consumers of natural gas. Stolt-Nielsen has also made a strategic investment in Golar through open market purchases, representing an ownership stake of approximately, 2.3% as of April 24, 2017.

•	Golar Power - As discussed above, we entered into certain agreements to form Golar Power, with Stonepeak in June 2016.

•	OneLNG - As discussed above, we entered into a Joint Venture and Shareholders’ Agreement with Schlumberger, to form OneLNG in July 2016.

FLNG – segment

Hilli FLNG conversion

On May 22, 2014, we entered into an Engineering, Procurement and Construction agreement with Keppel for the conversion of the LNG carrier the Hilli to a FLNG. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch. Black & Veatch, will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the Golar's topsides and liquefaction process. We also entered into a Tripartite Direct Agreement with Keppel and Black & Veatch, which among other things ensures our ability to enforce all obligations under both the Engineering, Procurement and Construction agreement and the sub-contract. We expect the conversion will be completed and the FLNG delivered in 2017, followed by mobilization to a project site for full commissioning. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion. As of December 31, 2016, the total costs incurred in respect of the Hilli FLNG conversion was $732.0 million. As of March 31, 2017, Keppel has completed approximately 98% of the overall conversion work.

In connection with the conversion of the Hilli to a FLNG, in September 2015 we entered into financing agreements with a subsidiary of CSSC (Hong Kong) Shipping Co. Ltd., or CSSCL. The facility is designed to fund up to 80% of the project cost and is split into two phases; pre-delivery and post-delivery financing. We expect that all remaining conversion and site specific costs will be satisfied by this debt facility. See "Item 5: Operating Review and Financial Review Prospects - Borrowings" for additional detail.

Gimi and Gandria FLNG conversion

In December 2014 and July 2015 respectively, our subsidiaries that own the Gimi and the Gandria entered into contracts with Keppel, for the conversion of the Gimi and the Gandria to FLNGs, subject to certain conditions to the contracts’ effectiveness and notice to proceed with the conversions. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion.

On December 27, 2016, the Gimi contract was extended to December 31, 2017, and all conditions to the contract’s effectiveness, including payments of $30 million to Keppel, were satisfied as of January 2017. The contract requires issuing a final notice to proceed and a payment of $95 million by December 30, 2017 to proceed with the conversion. As of April 24, 2017, we have made $31 million of payments for the Gimi conversion.

The parties did not satisfy the conditions to effectiveness in the Gandria contract by the required time and the contract recently lapsed. However, we expect to agree terms of the conversion of the Gandria, which we anticipate will be executed in connection with OneLNG making a final investment decision in connection with the Fortuna Project in the first half of 2017.

Presently, the total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. Financing for the Gimi conversion has not yet been determined. Approximately $1.2 billion of project debt financing with respect to the conversion of the Gandria to an FLNG has been agreed and a term sheet has been signed with three leading Chinese lenders, and definitive documentation is being negotiated between the parties. The remaining $0.3 billion for the conversion of the Gandria is expected to come from the parties to the JOC.

Investments and shareholder agreements
Keppel Shareholder Agreement

In September 2014, our subsidiary, Golar GHK Lessors Limited, or GGHK, entered into a share sale and purchase agreement with KSI Production Pte Ltd, or KSI, a subsidiary of Keppel, pursuant to which KSI purchased from GGHK 10% of the shares in Golar Hilli Corporation, or Hilli Corp, the owner of the Hilli. GGHK and KSI, together with Hilli Corp, have also entered into a shareholders' agreement which governs the relationship between GGHK and KSI with respect to the conduct of the business to be undertaken by Hilli Corp, which includes seeking opportunities, and entering into agreements, with respect to the deployment and use of the Hilli for natural gas liquefaction projects. Under the shareholder’s agreement, Golar appoints the majority of directors and certain strategic decisions are subject to shareholder consent. Hilli Corp may call for cash from the shareholders for any future funding requirements, and shareholders are required to contribute to such cash calls up to a defined cash call contribution cap (after which funding is discretionary but non-funding results in dilution of the shareholders' interest).

Black and Veatch Agreement

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with Black & Veatch International Company, or 'B&V, a wholly owned subsidiary of Black & Veatch, to sell 1% of the shares of Hilli Corp for $5.0 million.

Tolling Agreement

In October 2015, Golar Hilli Corporation entered into a binding term sheet for FLNG tolling services with SNH, Perenco, and Golar Cameroon SASU for the development of the Project. We refer to this binding term sheet as the Tolling Agreement. The Hilli is scheduled to provide liquefaction services under the Tolling Agreement for a term of the earlier of (i) eight years from the date the delivered Hilli is accepted by SNH and Perenco, or the Acceptance Date, or (ii) at the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. We expect to begin the commissioning process of testing the Hilli and preparing it for service in September 2017, and under the Tolling Agreement the commercial start date to begin providing liquefaction services is the earlier of 180 days after the scheduled commissioning start date or the Acceptance Date, as may be extended by the parties. Under the terms of the Tolling Agreement, the Hilli is required to make available 1.2 million tonnes of liquefaction capacity per annum or pro rata thereof, which capacity will be spread evenly over the course of the contract year. SNH and Perenco will pay us a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent crude. SNH and Perenco will have an option to increase liquefaction capacity for additional tolling fees. The Hilli will have six months from September 2017 to complete the Commissioning process. The Tolling Agreement provides that the parties have a six month period during which no delay penalty can be incurred. After such six month period, there are certain penalties of up to $400 million, payable over time, due to Perenco and SNH for the Hilli’s under or non performance and covers an eventuality where such under or non performance is prolonged such that Perenco and SNH terminate the Tolling Agreement.

As required under the terms of the Tolling Agreement, we have obtained a $400 million letter of credit issued by a financial institution to SNH and Perenco that guarantees certain payments we are required to make to them under the Tolling Agreement. The letter of credit is currently set to expire on December 31, 2017, but it will automatically extend for successive one year periods until the tenth anniversary of the acceptance of the Hilli to perform the agreed services for the Project, unless the financial institution elects to not extend the letter of credit.

The Tolling Agreement provides certain termination rights to both parties. In particular, SNH and Perenco can terminate the Tolling Agreement for reasons including, but not limited to, (i) the termination or non-renewal of the $400 million letter of credit, unless replaced with replacement security satisfactory to SNH and Perenco within a certain period of time, (ii) no certificate of acceptance is provided by SNH and Perenco within eighteen months of the commercial start date, or (iii) certain instances where liquefaction services are unavailable or available at a reduced capacity for 12 consecutive months. If Perenco and SNH elect to terminate the Tolling Agreement prior to the second anniversary of the Acceptance Date, they are obligated to pay us $400,000,000, with termination payments decreasing if the Tolling Agreement is terminated after the second anniversary.

OneLNG Joint Venture

In July 2016, we formed OneLNG with Schlumberger, which is intended to offer an integrated upstream and midstream solution for the monetization of stranded gas reserves and the conversion of natural gas to LNG. We hold 51% of the shares and Schlumberger the remaining 49% in OneLNG and the parties share equal management and governance rights. Both Golar and Schlumberger have agreed pursuant to the OneLNG Joint Venture and Shareholders’ Agreement that any new FLNG business development will be initiated by OneLNG. If the Board of Directors of OneLNG chooses not to proceed with an identified project, Golar or Schlumberger will be free to pursue the project independently. It is anticipated that we will contribute the Gandria to OneLNG for conversion to an FLNG in connection with the Fortuna Project. Please refer to OneLNG disclosure earlier in this section for further detail.

LNG trading – segment

During 2010, Golar established a wholly-owned subsidiary, Golar Commodities, which positioned us in the market for managing and trading LNG cargoes. Golar Commodities activities include structured services to outside customers, the buying and selling of physical cargoes as well as proprietary trading. Golar Commodities did not enter into any trades during the year ended December 31, 2015.

During the first quarters of 2014 and 2016, we entered into Purchase and Sales Agreements to buy and sell certain LNG cargo. In 2014, the LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation, or KNPC, to facilitate the commissioning of the Golar Igloo, which entered in her long term charter with KNPC in March 2014. In 2016, the LNG cargo was acquired from a third party and subsequently sold on a delivered basis to New Fortress Energy in March 2016 when the Golar Arctic was repositioning to Jamaica in preparation for her charter as a floating storage unit with New Fortress Energy. These transactions were our only transactions since 2011 when we scaled back our LNG trading activities.

Power - segment

In July 2016, we formed a 50/50 joint venture, Golar Power, with Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Please refer to Golar Power disclosure earlier in this section for further detail.

B.      Business Overview

Together with our affiliates, Golar Partners and Golar Power, we are a leading independent owner and operator of LNG carriers and FSRUs. Collectively, our fleet is comprised of 19 LNG carriers and seven FSRUs. As of April 24, 2017, Golar Power have one remaining newbuilding commitment for the construction of an FSRU, scheduled to be delivered at the end of 2017, and we have agreements for the conversion of three LNG carriers, the Hilli, the Gimi and the Gandria to FLNGs, with estimated deliveries between 2017 through to late 2020. Our vessels provide or have provided LNG shipping, storage and regasification services to leading participants in the LNG industry including BG Group plc, ENI S.p.A, Petróleo Brasileiro S.A., or Petrobras, Dubai Supply Authority, PT Pertamina (Pesero), the Cool Pool and many others. Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe our customers place their confidence in our shipping, storage and regasification services based on the reliable and safe way we conduct our and our affiliates’ LNG operations.

In line with our ambition to become an integrated LNG midstream asset provider, we are looking to invest in LNG projects and have completed a Front End Engineering and Design, or FEED, study for the conversion of three of our oldest carriers into small to mid-scale floating liquefaction units. The FEED study supported our view that conversion of an old LNG carrier into a FLNG is viable and cost effective. In relation to this, we have entered into definitive contracts with Keppel and Black & Veatch for the conversion of two LNG carriers, the Hilli and the Gimi, to FLNGs. The conversion of the Hilli is well advanced and she is expected to be delivered in the second quarter of 2017 and commence commissioning in Cameroon by September 2017. The conversion of the Gimi will only commence at our option. We have also negotiated and agreed contract terms for the conversion of the Gandria, which we anticipate will be executed in connection with OneLNG making a final investment decision in connection with the Fortuna Project. These developments are complementary to our existing core business, namely LNG shipping and provision of FSRUs. In addition, our aim is to find strong strategic partners that have an interest in utilizing one or more of our or our affiliates’ FLNGs.

As well as growing our core business and pursuing new opportunities along our value chain, we also offer commercial and technical management services for Golar Partners’ and Golar Power's fleet. As of April 24, 2017, together Golar Partners’ and Golar Power's fleet comprised six FSRUs and six LNG carriers (which are included within the combined fleet of 26 vessels described above). Pursuant to a management and services agreement with Golar Partners and Golar Power, we are reimbursed for all of the operating costs in connection with the management of their fleet. In addition, we also receive a management fee equal to 5% of our costs and expenses incurred in connection with the provision of these services.

We intend to maintain our relationship with Golar Partners and Golar Power and pursue mutually beneficial opportunities, which we believe will include the sale of additional assets to both to provide funding for our LNG projects as well as continue our growth.

Fleet

Current Fleet

As of April 24, 2017, our current fleet comprises three LNG carriers undergoing or being contemplated for conversions into FLNGs, 11 LNG carriers and one FSRU (which are included within the combined fleet of 26 vessels described above). This includes the Golar Grand which we chartered back from Golar Partners until October 2017.

The following table lists the LNG carriers and FSRUs in our current fleet as of April 24, 2017:

Vessel Name	Initial Year of Delivery	Capacity Cubic Metres	Flag	Type	Charterer/ Pool Arrangement	Current Charter/ Pool Expiration	Charter Extension Options

Existing Fleet
Hilli (1)(2)	1975	125,000	MI	Moss	Perenco	2025	n/a
Gimi (1)	1976	125,000	MI	Moss	n/a	n/a	n/a
Gandria (1)	1977	126,000	MI	Moss	n/a	n/a	n/a
Golar Arctic (3)	2003	140,000	MI	Membrane	New Fortress Energy Transport Partners LLC	2018	n/a
Golar Viking (4)	2005	140,000	MI	Membrane	n/a	n/a	n/a
Golar Seal (5)	2013	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Crystal (5)	2014	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Bear (5)	2014	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Glacier (5)	2014	162,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Frost (5)	2014	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Snow (5)	2015	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Ice (5)	2015	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Kelvin (5)	2015	162,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Tundra (6)	2015	170,000	MI	Membrane	West Africa Gas Limited ("WAGL")	2021	Five years

Chartered-in
Golar Grand (7)	2006	145,700	MI	Membrane	New Charter	2019	Up to seven years

Key to flags:

MI – Marshall Islands

(1)
We have contracts with Keppel and Black & Veatch for the conversion of two LNG carriers, the Hilli and the Gimi, to FLNGs, with the Hilli expected to be delivered in the second quarter of 2017 and commence commissioning in Cameroon by September 2017, and we have agreed contract terms for the conversion of the Gandria to an FLNG. The Hilli is in the process of being converted and the Gimi and the Gandria are currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreements for the Gimi and the Gandria are both subject to certain payments and notice to proceed with the conversions.

(2)
We have agreements with Perenco, SNH, and the Republic of Cameroon relating to a floating liquefied natural gas export project offshore Kribi, Cameroon that is expected to employ the converted Hilli. Under the terms of the agreements, the converted Hilli is scheduled to provide liquefaction services to the project during the second half of 2017 for an initial term of eight years. However, these agreements are subject to significant conditions which, if not satisfied, or waived by the customer, may result in termination prior to or after employment commences, in which case we may not realize any revenues under such agreements. We expect the Hilli to be delivered by Keppel in the second quarter of 2017 and commence commissioning in Cameroon by September 2017.

(3)	Commenced in March 2016. The charter expiration date is a date, to be determined at the charterer’s option, within 30 days before or after the 26 month charter term.

(4)	This vessel is currently in lay-up.

(5)	As of April 24, 2017, we have eight vessels operating in the Cool Pool. See "Cool Pool" below.

(6)
In February 2016, we entered into a sale and purchase agreement for the sale of our equity interests in the disponent owner of the Golar Tundra to Golar Partners. The sale was completed in May 2016. Pursuant to a put option in the sale and purchase agreement with Golar Partners related to our sale of the Golar Tundra to Golar Partners, in the event the WAGL charter does not commence within 12 months from the date of closing of the Golar Tundra sale, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price. By virtue of this put option, we will continue to consolidate the subsidiary that controls the Golar Tundra until the charter with WAGL commences.

(7)
In November 2012, we entered into an Option Agreement in connection with the disposal of the Golar Grand, providing Golar Partners with the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015. In February 2017, Golar Partners entered into a time charter with a major international oil and gas company (the “New Charter”) for the Golar Grand. We currently charter the Golar Grand from Golar Partners and will therefore sub-charter her back to the Partnership at the same rate as the New Charter, until our charter ends in October 2017. The vessel will be delivered under the New Charter during the second quarter of 2017 for an initial period of two years with a series of options to extend the charter for up to an additional seven years.

Our charterers may suspend their payment obligations under the charter agreements for periods when the vessels are not able to transport cargo (or perform regasification or liquefaction) for various reasons. These periods, which are also called off-hire periods, may result from, among other causes, mechanical breakdown or other accidents, the inability of the crew to operate the vessel, the arrest or other detention of the vessel as a result of a claim against us, or the cancellation of the vessel's class certification. The charters automatically terminate in the event of the loss of a vessel.

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

As of April 24, 2017, the Cool Pool consisted of 18 modern, high quality and essentially equivalent LNG carriers powered by fuel efficient Tri Fuel Diesel Electric propulsion technology. Dynagas, GasLog and we currently contribute three vessels, five vessels, and ten vessels (including the two owned by Golar Power), respectively, to the Cool Pool. The Pool Participants have agreed under the Pool Agreement to contribute to the Cool Pool any additional vessels with similar specifications that they acquire.

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

Golar Partners' Charters

The LNG carrier, Golar Mazo, which is jointly owned by Golar Partners and Chinese Petroleum Corporation, Taiwan, transports LNG from Indonesia to Taiwan under an 18-year time charter with Pertamina, the state owned oil and gas company of Indonesia. The contract expires at the end of 2017. Pertamina has options to extend the Golar Mazo charter for two additional periods of five years each but no definitive extension terms has been agreed to date.

The LNG carrier, Methane Princess, is currently under a long-term charter with BG Group to transport LNG worldwide. The contract expires in 2024. BG Group has the option to extend the Methane Princess charter for two five-year periods.

The FSRUs, Golar Spirit and the Golar Winter, are currently under long-term charters with Petrobras to provide FSRU services. These contracts expire in 2018 and 2024, respectively. Petrobras has the option to terminate the charters after the fifth anniversary of delivery to Petrobras for a termination fee and also the option to extend the charter period for the Golar Spirit for up to five years. In December 2016, Golar Partners received notice of early termination of the Golar Spirit charter from Petrobras upon payment of contractual termination fees, which will accelerate the charter end date to June 2017.

The FSRU, Golar Freeze, is currently under a long-term charter with Dubai Supply authority, or DUSUP, to provide FSRU services. The contract expires in 2020. DUSUP also has the option to extend this charter until October 2025.

The FSRU, NR Satu, is currently under a long term charter with PT Nusantara Regas that expires in 2022. PT Nusantara Regas has the option to extend the NR Satu charter until 2025.

The LNG carrier, Golar Maria, is under a medium-term charter with LNG Shipping S.p.A, a major Italian energy company. The contract expires in December 2017.

The Golar Grand is being chartered-in by Golar. Under the sale and purchase agreement for the Golar Grand between Golar and Golar Partners, dated November 2012, Golar Partners had the option to require us to charter in the vessel until October 2017 at approximately 75% of the hire rate paid by BG Group under its medium-term charter of the vessel that concluded in 2015. This option was exercised by Golar Partners in February 2015. In February 2017, Golar Partners entered into the New Charter, as discussed under "Fleet" above.

The FSRU, Golar Igloo, is under a medium-term time charter with Kuwait Natural Petroleum Company, or KNPC. The contract is for an initial term of five years and will expire in 2018.

The FSRU, Golar Eskimo, is under a long term charter with the Government of the Hashemite Kingdom of Jordan (or Jordan). The contract expires in 2025.

The FSRU, Golar Tundra, is being chartered-in by Golar. In February 2016, we entered into a sale and purchase agreement for the sale of our equity interests in the disponent owner of the Golar Tundra to Golar Partners. The sale was completed in May 2016. In connection with the closing of the sale of the Golar Tundra, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the vessel from the date of the closing of the sale until the date the vessel commences operations under the charter with WAGL.

Golar Management

Golar Management

Golar Management, our wholly-owned subsidiary which has offices in London, Oslo, Kuala Lumpur and Split, provides commercial, operational and technical support and supervision and accounting and treasury services to our, Golar Partners’ and Golar Power's vessels. In addition, under the management and administrative services agreement we entered into with Golar Partners, Golar Power and OneLNG certain officers and directors of Golar Management provide executive officer functions for their benefit. In addition, the administrative services provided by Golar Management include: (i) assistance in commercial management; (ii) execution of business strategies of Golar Partners, Golar Power and OneLNG; (iii) bookkeeping, audit and accounting services; (iv) legal and insurance services; (v) administrative and clerical services; (vi) banking and financial services; (vii) advisory services; (viii) client and investor relations; and (viii) integration of any acquired business.

Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services. In addition, Golar Management receives a management fee equal to 5% of its costs and expenses incurred in connection with providing these services. Parties may terminate the management and administrative services agreement by providing 120 days written notice.

Golar Management Norway AS ("GMN")

In September 2010, Golar Wilhelmsen, or GWM, was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS, or Wilhelmsen. GWM office staff consisted of both Wilhelmsen and Golar employees. As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held a 100% ownership interest in GWM, thus making it a controlled and fully consolidated subsidiary from that date. Subsequent to the acquisition, Golar Wilhelmsen was renamed Golar Management Norway AS (or "GMN"). The company continues to provide in-house technical, commercial and crew management services, pursuant to the management agreements mentioned above.

Golar Power

In order to further develop and finance our LNG based downstream investment opportunities, in July 2016, we formed Golar Power, a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners, or Stonepeak. Refer to 'Item 4A. History and Development of the Company' for further detail.

OneLNG

In July 2016, we formed OneLNG with Schlumberger. OneLNG is intended to offer an integrated upstream and midstream solution for the monetization of stranded gas reserves and the conversion of natural gas to LNG. Refer to 'Item 4A. History and Development of the Company' for further detail.

Our Business Strategy

                Golar’s vision is to break the mould in LNG. We aim to use our marine expertise and innovative floating LNG assets to provide the most competitive LNG solution to monetise natural gas reserves and deliver LNG. Our strategic intent is to become a fully integrated LNG midstream services provider covering floating LNG liquefaction (FLNG), LNG shipping and floating storage and regasification (FSRUs).

Our four strategic focuses are to:

•	Operate a high-quality, first class LNG carrier fleet;

•	Maintain leadership in FSRUs and embed this into future power projects through our affiliate, Golar Power;

•	Develop new FLNG opportunities through our joint venture with Schlumberger, OneLNG; and

•	Leverage our affiliation with Golar Partners to monetize long-term midstream contracts.

•
Operate a high-quality, first class LNG carrier fleet: We own and operate a fleet of high quality LNG carriers with an average age of 4.4 years. Eight of our ten carriers were recently delivered and utilize fuel efficient propulsion and low boil-off technology. Our vessels are compatible with most LNG loading and receiving terminals worldwide.

•
Maintain leadership in FSRUs and embed this into future power projects through our affiliate, Golar Power: We are one of the industry leaders in the development, delivery and operation of FSRUs based on a strong record of successful project delivery and highly reliable vessel operation. Our joint venture, Golar Power, is now building the skills necessary to embed its FSRUs into power projects.

•
Develop new FLNG opportunities through a JV with Schlumberger, OneLNG: OneLNG offers resource holders an integrated solution to monetize stranded gas reserves. Our OneLNG investment proposition is built on a sound technical and commercial offering, derived from structurally lower unit capital costs and short lead times. OneLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of OneLNG’s low-cost, low-risk, fast-track solution should provide a compelling alternative to the traditional giant land-based projects - especially in a low energy price environment.

•	Leverage our affiliation with Golar Partners: We believe our affiliation with Golar Partners positions us to pursue a broader array of opportunities. This is demonstrated by:

•
Pursuit of strategic and mutually beneficial opportunities - since the Partnership’s IPO in April 2011, Golar has sold seven vessels to Golar Partners in exchange for consideration of approximately $2.2 billion. This has helped Golar finance a recent $2.7 billion newbuilding program as well as pursue other growth opportunities including FLNG.

•
Increasing dividend income from our investment - Since Golar Partners' IPO, the quarterly dividend distributions of Golar Partners have increased from $0.385 pro-rated per unit to $0.5775 per unit for the quarter ended December 31, 2016. This represents a 50% increase since the IPO. Golar Partners' long-term charters, provide stable cash flows which allow Golar Partners to meet its quarterly distributions obligations to its unit holders, including us. As of April 24, 2017, we have a 33.9% interest (including our 2% general partner interest) in Golar Partners and hold 100% of its IDRs.

However, we can provide no assurance that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Item 3. Key Information- D. Risk Factors".

The Natural Gas Industry

Predominantly used to generate electricity and as a heating source, natural gas is one of the "big three" fossil fuels that make up the vast majority of world energy consumption. As a cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. The moderate capital cost of gas fired power plants, the relatively high fuel efficiency and attractive pricing of gas together with its cleaner burning credentials and abundance mean that natural gas is expected to account for the largest increase in future global primary energy consumption.

According to the most recent EIA International Energy Outlook (2016), worldwide energy consumption is projected to increase by 48% from 2012 to 2040, with total energy demand in non-OECD countries increasing by 71%, compared with an increase of 18% in OECD countries. Natural gas consumption worldwide is forecast to increase by 69%, from 120 Tcf, in 2012 to 203 Tcf in 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice.

The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for the industrial and electric power sectors for environmental reasons. Natural gas has an established presence in this sector which can be expected to increase over time. If the market for electrically charged vehicles expands as anticipated, additional demand for electricity and therefore gas, can also be expected. From an environmental perspective, LNG as a direct fuel for transport is also a viable emissions mitigant. Use of LNG in the automotive sector is minimal today but expected to increase over time. Relative to petroleum and other liquids, the International Gas Union, or IGU, states that use of LNG in transportation can reduce emissions of CO2 by up to 20% whilst emissions of nitrogen oxide can be cut by up to 90% and particulate matter by up to 99%. Emissions of sulphur oxide can potentially be eliminated altogether. Increasing concern about sulphur oxide is making LNG an increasingly attractive alternative for fuelling ships. A significant cut in the allowable sulphur content of fuel as directed by the International Maritime Organisation becomes effective in 2020. By then around 1000 vessel newbuilds are expected to be delivered with natural gas engines with an estimated 30% of newbuilds thereafter being LNG-fuelled. Engine manufacturers for buses, heavy trucks, locomotives and drilling equipment have also started building duel fuel engines that use LNG. China is leading the roll-out of LNG corridors for LNG fuelled vehicles and Europe is following suit. Selected railways and heavy vehicle fleet operators in the US are now using LNG as a fuel and maturing small scale LNG technology that can be used to access other isolated customers and reach new markets also represents a promising opportunity that is being pursued globally. The EIA expects that natural gas as a transportation fuel will grow from 3% in 2012 to 11% in 2040.

Natural gas accounts for approximately 25% of global energy demand according to the IGU. Of this, 10% is supplied in the form of LNG. This compares to just 4% in 1990. Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to power stations and consumers through pipelines. The EIA expects that world LNG trade will more than double between 2012 and 2040.

Natural gas is an abundant fuel source, with the Oil and Gas Journal estimating that, as of January 1, 2016, worldwide proved natural gas reserves were 6,950 Tcf having grown by 40% over the past 20 years. Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia.  Russia, Iran and Qatar accounted for 54% of the world's natural gas reserves as of January 1, 2016, and the United States, the fourth largest holder of natural gas reserves, will see an increase in production growth from 24 Tcf per annum in 2012 to 35.3 tcf per annum in 2040. Production in the Australia/New Zealand region is forecast to increase from 2.1Tcf per annum in 2012 to 7.0Tcf per annum in 2040 with the majority originating from Australia. A significant portion of the Australian volume is scheduled to reach the market over the next 1-3 years. Sizeable new discoveries have also been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya. With an average growth rate of 7% since 2000, LNG supply has grown faster than any other source of gas and the IGU expect further expansion of this share going forward.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is now underway outside the US (Canada) and is slated to commence elsewhere including China, Australia, Mexico, Argentina, Britain and other parts of OECD Europe. Recoverable reserves of this unconventional gas are however variable and uncertain. Improvements in the hydraulic fracturing process used to produce this gas could result in upward revisions to existing reserves however the significant water requirements of the process together with environmental concerns could equally constrain the recoverability of many known reserves.

Although the growth in production of unconventional domestic natural gas has eliminated LNG demand in the US, the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of US shale gas in 2008-9 initially suppressed demand for US bound LNG and therefore shipping. Between 2010 and 2014 a number of cargoes were then redirected from the US to the Far East which increased LNG ton miles and demand for LNG shipping. A reduction in inter-basin LNG pricing differentials has more recently supressed this trade and consequently ton miles. Although there may be occasional spikes in ton miles due to regional price differentials, ton miles will likely remain at these lower levels now that Australian volumes which have more proximate off-takers are delivering. Approximately 58 million tons of new liquefaction is however under construction in the US. The first US project commenced production and LNG exports in 2016. In the absence of destination restrictions initial exports have found homes in South America, Europe, the Middle East, India and the Far East. If an increasing portion of these US exports are transported on an LNG carrier to the faster growing and more distant markets of the Middle East, India and the Far East, ton miles could start to increase toward the end of this decade.

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

The following diagram displays the flow of natural gas and LNG from production to consumption.

LNG Supply Chain

The LNG supply chain involves the following components:

Exploring and drilling: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction will also see the gas being piped to offshore liquefaction facilities.

Production and liquefaction: Natural gas is cooled to a temperature of minus 162 degrees Celsius, transforming the gas into a liquid, which reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves, and limited access to long-distance transmission pipelines or concerns over security of supply to meet their demand for natural gas.

Shipping: LNG is loaded onto specially designed, double-hulled LNG carriers and transported overseas from the liquefaction facility to the receiving terminal.

Regasification: At the receiving terminal (either onshore or aboard specialized LNG carriers called Floating Storage and Regasification Units “FSRU”s), the LNG is returned to its gaseous state, or regasified.

Storage, distribution, marketing & power generation: Once regasified, the natural gas is stored in specially designed facilities or transported to power producers and natural gas consumers via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, more cost competitive floating liquefaction solutions across a spectrum of project sizes have been developed by a handful of oil majors and also by Golar. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s FLNG solution, which focusses on the liquefaction of clean, lean, pipeline quality gas, is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the only solutions to have remained economically viable following the substantial drop in oil and LNG prices. FLNG will allow smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of the lower unit costs and lower risk profile of Golar’s FLNG solution provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners, LNG liquefaction produced 103 million tonnes per annum of LNG in 2000. This increased to around 265 million tonnes per annum by 2016 according to Shell.  Approximately 125 million tonnes per annum of new LNG production capacity is expected to come into operation between 2017 and 2021. Based on current trading patterns and ton miles, the order book of approximately 104 conventional LNG carriers together with the current surplus of carriers on the water is anticipated to be insufficient to carry this new expected production.

The LNG Fleet

As at March 10, 2017, the world LNG carrier fleet consisted of 490 LNG vessels (including 24 FSRUs, 30 vessels less than 46,000 cbm, 6 floating storage units, or FSUs and 2 floating liquefaction or FLNG units). There were also orders for 132 new LNG carriers (including 12 FSRUs, 12 vessels less than 46,000 cbm, one FSU and 3 FLNG units), the majority of which will be delivered between now and 2019.

The LNG carriers on order define the next generation of employable carriers in regards to size and propulsion. The current “standard” size for LNG carriers has increased substantially since the 1970s, while propulsion preference has shifted from a steam turbine to the more fuel efficient Dual/Trifuel Diesel Electric or M-type, Electronically-controlled Gas Injection systems.

While there are a number of different types of LNG vessel and "containment system," there are two dominant containment systems in use today:

•
The Moss system was developed in the 1970s and uses free standing insulated spherical tanks supported at the equator by a continuous cylindrical skirt. In this system, the tank and the hull of the vessel are two separate structures.

•
The Membrane system uses insulation built directly into the hull of the vessel, along with a membrane covering inside the tanks to maintain their integrity. In this system, the ship's hull directly supports the pressure of the LNG cargo. The membrane system most efficiently utilizes the entire volume of a ship's hull, and is cheaper to build. Most of our LNG carriers are of the membrane type.

Illustrations of these systems are included below:

Most newbuilds on order employ the membrane containment system because it most efficiently utilizes the entire volume of a ship's hull, is cheaper to build and has historically been more cost effective for canal transits. In general, the construction period for an LNG carrier is approximately 28-34 months.

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

The FSRU regasification process involves the vaporization of LNG and pressurising and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in an open-loop mode, a closed-loop mode, or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water that is circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

•	FSRUs that are permanently located offshore;

•	FSRUs that are permanently near shore and attached to a jetty (with LNG transfer being either directly ship to ship or over a jetty);

•	shuttle carriers that regasify and discharge their cargoes offshore; and

•	shuttle carriers that regasify and discharge their cargoes alongside.

Our business model to date has been focused on FSRUs that are permanently moored offshore or near shore and provide continuous regasification service.

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification capacity still exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea, Taiwan, and the U.S. Gulf Coast. There remains a significant demand for regasification infrastructure in growing economies in Asia, Middle-East and Central/South America. We believe that the advantages of FSRUs compared to onshore facilities, as detailed in the paragraphs below, make them highly competitive in these markets. In Asia, the Middle East, Caribbean and South America almost all new regasification projects utilise an FSRU.

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

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (1-2 years) regasification solution or as a long-term solution for up to 40 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are only a limited number of companies, including Golar as well as Exmar, Excelerate Energy L.P., Hoegh LNG ASA and BW Gas that are operating FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

Competition - LNG Carriers and FSRUs

As the FSRU market continues to grow and mature there are new competitors entering the market. In addition to Hoegh LNG ASA, Excelerate Energy L.P., Golar, BW Gas and Mitsui O.S.K. Lines have ordered FSRUs. The rapid growth of the FSRU market is giving owners the confidence to place orders for FSRUs before securing charters. The expansion and growth of the FSRU market has led to more competition for mid and long-term LNG charters. Competition for these long-term charters is based primarily on price, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator. In addition, FSRUs may operate in the emerging LNG carrier spot market that covers short-term charters of one year or less.

We believe that, together with our affiliates, Golar Partners and Golar Power, we are one of the world's largest independent LNG carrier and FSRU owners and operators. As of April 24, 2017, we, together with our affiliates Golar Partners and Golar Power, have a fleet of 26 vessels comprised of 19 LNG carriers and seven FSRUs. Our LNG carrier newbuildings have storage capacity of approximately 160,000 cbm to 162,000 cbm storage; a 0.1% boil-off rate; tri-fuel engines; and are capable of charter speeds of up to 19.5 knots. Our newbuild FSRUs range in capacity from 160,000 cbm to 170,000 cbm and can provide regasification throughput of up to 750 thousand cubic feet per day (or 5.8 million tonnes per annum). The FSRUs can, subject to the customer's requirements, remain classified as an LNG carrier, flexible for LNG carrier service, or be classified as an offshore unit, remaining permanently moored at site for a long contract duration without the requirement for periodic dry docking.

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

Floating Liquefaction Vessels

Our floating liquefaction strategy is very much analogous to what we have created on the FSRU side of our business and utilizes proven on-shore technology and a quick and a low-cost execution model with a conversion time of less than three years. During 2014, we executed agreements with Keppel and Black & Veatch for the conversion of the LNG carriers the Hilli and the Gimi to FLNG vessels at the Keppel shipyard in Singapore. In July 2015, we executed the same for the conversion of Gandria. When converted, these FLNG vessels will each have a production capacity of up to 2.5 million tonnes per annum and on board storage of approximately 125,000 cubic meters of LNG.

We are targeting liquefaction projects to convert pipeline quality gas and unconventional natural gas reserves (such as coal bed methane and shale gas or lean gas sourced from offshore fields), to LNG. These feed gas streams require little to no gas processing prior to liquefaction.

OneLNG - Golar/Schlumberger FLNG Joint Venture

In July 2016, we formed OneLNG with Schlumberger. OneLNG is intended to offer an integrated upstream and midstream solution for the monetization of stranded gas reserves and the conversion of natural gas to LNG. The combination of Schlumberger's delivering high quality reservoir analysis, infrastructure engineering and sub-sea development together with Golar’s FLNG and shipping experience delivers a unique offering to the market.

OneLNG is now staffed and has started to work on several projects around the world. One of them is the Fortuna Project in Equatorial Guinea. This is expected to involve Schlumberger’s subsea development connecting directly to an FLNG vessel that should enable OneLNG to deliver first gas in 2020. The project involves the formation of the JOC and in the event of a final investment decision, it is expected that Ophir will contribute Ophir’s share of Equatorial Guinea’s Block R license, projected to be equivalent to approximately 2.2-2.5 million tons per annum of LNG production over 15-20 years. Several similar projects are now being considered.

Hilli Conversion Contract

The primary contract for the Hilli conversion was entered into with Keppel during mid-2014. Keppel simultaneously entered into a sub-contract with global engineering, procurement and construction company, Black & Veatch, which will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for Golar’s topsides and liquefaction process.

Following execution of the above contract, we entered into negotiations with a wholly owned subsidiary of Keppel for their purchase of a ten percent interest of our subsidiary which owns the Hilli (Golar Hilli Corporation). Both a share purchase and sale agreement and a shareholders agreement were negotiated and the agreements were executed and the transactions closed in early September 2014. During November 2014, we executed agreements with Black & Veatch International, a subsidiary of Black & Veatch Corporation for a further one percent minority interest in Golar Hilli Corporation.

Gimi and Gandria Conversion Contracts

In December 2014 and July 2015 respectively, our subsidiaries that own the Gimi and the Gandria entered into contracts with Keppel, for the conversion of the Gimi and the Gandria to FLNGs, subject to certain conditions to the contracts’ effectiveness and notice to proceed with the conversions. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion.

On December 27, 2016, the Gimi contract was extended to December 31, 2017, and all conditions to the contract’s effectiveness, including payments of $30 million to Keppel, were satisfied as of January 2017. The contract requires issuing a final notice to proceed and a payment of $95 million by December 30, 2017 to proceed with the conversion.

The parties did not satisfy the conditions to effectiveness in the Gandria contract by the required time and the contract recently lapsed. However, the parties have negotiated and agreed a new contract for the conversion of the Gandria, which we anticipate will be executed in connection with OneLNG making a final investment decision in connection with the Fortuna Project in the first half of 2017.

We currently expect to utilize the Gandria in the Fortuna Project as discussed previously.

Customers

During the year ended December 31, 2016, we received the majority of our revenues from the Cool Pool and the charter agreement with NFE Transport Partners LLC (12% of our total time and voyage charter revenues).

In 2016, we generally had 10 vessels (two of which were contributed to Golar Power in July 2016) operating in the Cool Pool. Our revenues from these vessels were $51.1 million (77% of our total time and voyage charter revenues), $6.0 million and $nil for the years ended December 31, 2016, 2015 and 2014, respectively.

In 2015, we chartered two vessels to Nigeria LNG Ltd which charters were completed in March 2016. Our revenues from Nigeria LNG Ltd. were $5.8 million, $38.0 million (42% of total time and voyage charter revenues) and $nil for the years ended December 31, 2016, 2015 and 2014, respectively.

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

We will use in our operations our thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries assist us in managing our vessel operations. GMN, previously GWM, received its ISO 9001 certification in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM, on a fully integrated basis.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic, Golar Frost and Golar Bear are certified by American Bureau of Shipping and all our other vessels are certified by Det Norske Veritas. Both societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class” other than four LNG carriers, of which the Hilli is being converted to an FLNG, the Gimi and Gandria are layed up and scheduled to be converted to FLNGs by Keppel, and Golar Viking is in cold lay-up.

In-House Inspections

GMN carries out inspections of the vessels on a regular basis; both at sea and when the vessels are in port, while we carry out inspection and vessel audits to verify conformity with the manager's reports. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels, now or in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the U.S. Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule in April 2016. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

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

GMN is operating in compliance with the International Standards Organization, or ISO, Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. GMN received its ISO 9001 certification (quality management systems) in April 2011 and the ISO 14001 Environmental Standard during summer 2012. This certification requires that Golar and GWM commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of LNG Vessels

IMO is the United Nations agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our Ship Manager holds a Document of Compliance, or DoC, under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force on January 1, 2016, with an implementation/application date of July 1, 2016. The amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the International Convention on Standards of Training Certification and Watchkeeping for Seafarers, or STCW, also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code, or ISPS Code, as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. GMN has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Pollution from Ships, as amended, or MARPOL, is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL Annex VI regulations for the “Prevention of Air Pollution from Ships,” or Annex VI, entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on Sulphur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on Sulphur content of fuel oil and allows for special areas to be established with more stringent controls on Sulphur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate, or an IAPP Certificate. Annex VI came into force in the U.S. on January 8, 2009 and has been amended a number of times. As of the current date, all our ships delivered or drydocked since May 19, 2005 have been issued with IAPP Certificates.

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

On July 1, 2010, amendments proposed by the U.S., Norway and other IMO member states to Annex VI to the MARPOL Convention took effect that require progressively stricter limitations on Sulphur emissions from ships. As of January 1, 2012, fuel used to power ships may contain no more than 3.5% Sulphur. On October 27, 2016, the IMO’s Marine Environment Protection Committee, or MEPC, at its 70th session, or MEPC 90, announced its decision concerning the implementation of regulations mandating a reduction in sulphur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now either remove sulphur from emissions through the use of emission scrubbers or buy fuel with low sulphur content.

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

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the U.S. and Canadian coastal areas designated by the MEPC, as discussed in "Clean Air Act" below. Effective August 1, 2012, certain coastal areas of North America were designated ECAs. Furthermore, as of January 1, 2014, portions of the U.S. Caribbean Sea were designated ECAs. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.1% sulphur limit in areas of the Baltic Sea, North Sea, North America, and U.S. Caribbean Sea that are ECAs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and Baltic Sea as Emission Control Areas, or ECAs, for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC’s next session.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's

implementing regulations call for a phased introduction of mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping, have either signed it without reservation as to ratification, acceptance, approval, or have deposited the requisite instruments of ratification, acceptance, approval, or accession. The process to verify global tonnage figures to assess the BWM Convention’s entry into force has been completed. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. MEPC adopted updated “guidelines for approval of ballast water managements systems (G8)” at MEPC 70. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

As referenced below, the USCG issued new ballast water management rules in 2012, and the EPA adopted a new Vessel General Permit in December 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention installation of ballast water treatments, BWT systems, will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to certain of our older vessels are estimated to be in the range of between $2 million and $3 million.

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

The flag state, as discussed in the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The Shipping Industry Flag State Performance tables evaluates flag states based on factors such as ratification of international maritime treaties, implementation and enforcement of international maritime regulations, and participation at IMO meetings.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The exterior of vessels constructed prior to January 1, 2003 that have not been drydocked must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applies to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution act of 1990 or OPA, established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;
•injury to, or economic losses resulting from, the destruction of real and personal property;
•net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•loss of subsistence use of natural resources that are injured, destroyed or lost;
•lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;
•net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

Effective December 21, 2005, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 (subject to possible adjustment for inflation) for tank vessels greater than 3,000 gross tons, other than a single tank vessel (relevant to the Company's LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners' responsibilities under these laws.

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

OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA /CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA /CERCLA. We currently maintain each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the USCG National Pollution Funds Center, three-year certificates of financial responsibility, or COFR, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the USCG for each of our vessels that is required to have one.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, in April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

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

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters - the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in U.S. waters. In March 2013 the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.

As of January 1, 2014, vessels became technically subject to the phasing-in of these standards. However, it was not until December 2016, the USCG first approved said technology. The USCG previously provided waivers to vessels which cannot install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. In the fall of 2016, sources reported the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and BWM Convention, some of which are in effect and some which are pending, will co-exist.

In addition to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. The EU has indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from marine vessels. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.

As of January 1, 2013, all ships, including rigs and drillships, must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. Under those measures by 2025 all new ships built will be 30% more energy efficient than those built in 2014. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, for all ships. These measures entered into force on January 1, 2013. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the U.S., the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Moreover, in the U.S. individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signalled it may take additional action regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the U.S., or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:

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

GMN has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

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

C.            Organizational Structure

Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries as of April 24, 2017. The following excludes our non-consolidated affiliates, including Golar Partners, Golar Power and OneLNG.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar Management Malaysia Sdn. Bhd.	Malaysia	Management company
Golar Management Norway AS	Norway	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%)*	Marshall Islands	Owns Hilli
Golar Gandria N.V.	Netherlands	Owns and operates Gandria
Golar Hull M2021 Corporation	Marshall Islands	Leases and operates Golar Seal**
Golar Hull M2022 Corporation	Marshall Islands	Leases and operates Golar Crystal
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Leases and operates Golar Snow**
Golar Hull M2048 Corporation	Marshall Islands	Leases and operates Golar Ice**
Golar LNG NB10 Corporation	Marshall Islands	Leases and operates Golar Glacier**
Golar LNG NB11 Corporation	Marshall Islands	Leases and operates Golar Kelvin**
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar LNG NB13 Corporation	Marshall Islands	Leases and operates Golar Tundra**
GVS Corporation	Marshall Islands	Owns and operates Golar Viking

* The Hilli was sold to Golar Hilli Corporation prior to the commencement of her conversion to a FLNG. Keppel and Black & Veatch hold the remaining 10% and 1% interest, respectively, in the issued share capital of Golar Hilli Corporation.

** The above table excludes mention of the lessor VIEs that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, special purpose vehicles, or SPVs, of relevant financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. Refer to note 4 in the Consolidated Financial Statements included herein for additional detail.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Fleet."

We do not own any interest in real property. We lease approximately 7,000 square feet of office space in London, 32,000 square feet of sublet office space in Oslo, for our ship management operations, 1,600 square feet of office space in Malaysia, 4,000 square feet of office space in Croatia and approximately 1,300 square feet of office space in Bermuda.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 4. Information on the Company" and our audited financial statements and notes thereto, included herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled "Cautionary Statement Regarding Forward Looking Statements" and “Item 3. Key Information-D. Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Overview and Background

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs, and the development of LNG projects, such as FLNGs, through our subsidiaries, affiliates and joint ventures.

As of April 24, 2017, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 26 vessels, comprised of seven FSRUs and 19 LNG carriers. Of these vessels, seven (including the Golar Tundra) of the FSRUs and four of the LNG carriers (including the Golar Grand) are owned by Golar Partners and are mostly on long-term time charters. We own 100% of the general partner units and approximately 34% of the limited partner units in Golar Partners. Three of our vessels are undergoing or being contemplated for conversion into FLNGs, including the Hilli (with target completion during the first half of 2017), the Gimi and the Gandria. Eight of our LNG carriers are participating in the LNG carrier pool, referred to as the Cool Pool. In addition, our affiliate Golar Power has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the fourth quarter of 2017. Please see “Item 4. Information on the Company-B. Business Overview-Fleet" for additional information regarding our, Golar Partners' and Golar Power's vessels.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint ventures’ LNG operations.

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers. The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport. During the last cycle an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached near historic lows. Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short to medium term charter hire rates together with fleet utilization reached historic highs as a result. Since then, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment. Subsequent to this, the pace of newbuild LNG carrier deliveries has outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014, 2015 and into 2016. Historically low charter rates and levels of utilization in 2015 and the first half of 2016 were the result of this, however the second half of 2016 started showing signs of recovery with a general improvement in utilization and hire rates. Such improvement is forecast to continue and we expect to see it gather momentum throughout 2017. The anticipated arrival of substantial new LNG volumes should start to absorb the built-up surplus of LNG carriers. We expect the market to reach an equilibrium position during the second half of 2017.

There are significantly less FSRUs in operation than LNG carriers but the market for them has grown rapidly from zero in 2005 to 24 as of March 31, 2017. There are also 12 FSRUs currently on order. Continued plentiful supply of LNG at historically lower prices has encouraged continued growth in demand for FSRUs and we expect this to continue. However, the number of competitors for FSRU business has increased and is expected to continue to increase which would have a negative impact on margins.

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

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not necessarily indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
Our results will be dependent in part on the performance of the Cool Pool. In October 2015, we, along with GasLog and Dynagas, established the Cool Pool, to market our LNG carriers which are currently operating in the LNG shipping spot market. As of April 24, 2017, we had contributed 8 of the 18 vessels to the pool. Each of the vessel owners continues to be responsible for the manning and the technical management of its respective vessels. Our share of the net pool revenues will be dependent upon the performance of the Pool Manager in securing employment and negotiating rates for all of the pool vessels.

•
For periods when vessels are in lay-up, vessel operating and voyage costs will be lower. Five of our vessels have been laid-up. The Hilli and the Gandria were placed into lay-up in April 2013, the Gimi from January 2014 and the Golar Grand and the Golar Viking in December 2015. However, the Hilli was delivered to Keppel in September 2014 and commenced her conversion to a FLNG. The Golar Grand recently finished her scheduled drydocking and commenced a two year charter in February 2017. Both the Gimi and the Gandria are currently still in lay-up but have been earmarked for use in our FLNG vessel conversion projects pending lodgment of their final notices to proceed. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

•
We, or our consolidated entities, may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. In addition, by virtue of the sale and leaseback transactions we have entered into with certain lessor VIEs, where we are deemed to be the primary beneficiary of the VIEs, we are required to consolidate these VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. For additional detail refer to note 4 "Variable Interest Entities" to our Consolidated Financial Statements. As of December 31, 2016, we consolidated lessor VIEs in connection with the lease financing transactions for six of our vessels. For descriptions of our current financing arrangements, please read "Item 5. Operating and Financial Review and Prospects-B Liquidity and Capital Resources-Borrowing Activities".

•
The costs of our projects may change. We are continuing to invest in and develop our various projects, such as FLNG conversion. The costs we have incurred historically for our projects may not be indicative of future costs.

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of some of our derivative instruments is included in our net income. These changes may fluctuate significantly as interest rates or the price of our common shares fluctuate. Our Total Return Swap has a credit arrangement, whereby we are required to provide cash collateral on the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss.

•
Expansion of our fleet. As of April 24, 2017, our fleet comprises 15 vessels (including the Golar Grand chartered-in from Golar Partners, and the Golar Tundra), of which 9 are newbuilds (eight LNG carriers and one FSRU) delivered between 2013 and 2015, and the Hilli.

•
Conversion of vessels to FLNGs. Three of our vessels are undergoing or being contemplated for conversion into FLNGs, including the Hilli (with target completion during the second half of 2017), the Gimi and the Gandria.

•	Gains or losses from the disposal of our investments. In January 2015, we disposed of 7.2 million of our common units in Golar Partners.

•
Deconsolidation of Golar Power from July 2016. Pursuant to the disposal of a 50% ownership interest in Golar Power to Stonepeak in July 2016, Golar Power was deconsolidated by Golar. A summary of the key significant changes impacting the income statement that occurred in 2016, when compared to historic periods, as a consequence of the deconsolidation, include:

◦	A decrease in operating income and individual line items therein, specifically relating to the two trading LNG carriers, the Golar Celsius and the Golar Penguin that were operating in the Cool Pool.

◦	On deconsolidation of Golar Power in July 2016, we recognized a loss on loss of control of $8.5 million.

◦
Equity in net earnings (losses) of affiliates, to reflect our 50% share of the results of Golar Power from its deconsolidation date in July 2016. Included within this line item for 2016, was our share of the fair value remeasurement gain arising on Golar Power’s 50% retained investment in the entity which holds the investment in the Sergipe Project. The recognition of this gain was triggered by Golar Power’s step acquisition of the other 50% equity interest as held by the project developer, Genpower in October 2016.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number and types of vessels in our fleet and the fleets of our affiliates;

•	our ability to maintain good working relationships with our key existing charterers and to increase the number of our charterers through the development of new working relationships;

•	increased demand for LNG shipping services, including FSRU services, and in connection with this underlying demand for and supply of natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels;

•	the success of the Pool Manager in finding employment and negotiating charter rates for our vessels and the vessels other participants in the Cool Pool;

•	the success or failure of the LNG infrastructure (including FLNG) projects that we and our affiliates are working on or may work on in the future;

•	our ability to successfully employ our vessels at profitable rates;

•
our ability to execute strategic and mutually beneficial sales of our assets, similar to the past sale of seven of our vessels conducted with Golar Partners, for aggregate purchase consideration of approximately $2.2 billion, and our ability to secure charters of an appropriate duration for the assets being sold;

•	our ability to obtain funding in respect of our capital commitments;

•	the success of our affiliates in their operations;

•	the effective and efficient technical management of ours, Golar Partners' and Golar Power's vessels;

•	our ability to obtain and maintain major international energy company approvals and to satisfy their technical, health, safety and compliance standards; and

•
economic, regulatory, political and governmental conditions that affect the shipping industry, including changes in the number of LNG importing countries and regions and availability of surplus LNG from projects around the world, as well as structural LNG market changes allowing greater flexibility and enhanced competition with other energy sources.

In addition to the factors discussed above, we believe certain specific factors related to our and our affiliates' operations have impacted, and will continue to impact, our results of operations. These factors include:

•	employment of vessels;

•	the hire rate earned by vessels and unscheduled off-hire days;

•	non-utilization of vessels not subject to fixed rate charters;

•	pension and share option expenses;

•	mark-to-market charges in interest rate and equity swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	access to capital required to acquire additional vessels and/or to implement business strategy;

•	the performance of our equity interests;

•	equity in earnings of affiliates;

•	increases in operating costs; and

•	level of debt and the related interest expense and amortization of principal.

Please see the section of this Annual Report entitled “Item 3. Key Information-D. Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Operating revenues (including revenue from collaborative arrangement). Total operating revenues primarily refers to time and voyage charter revenues. We recognize revenues from time and voyage charters over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception. Operating revenues includes revenues from vessels engaged in collaborative arrangements, such as the Cool Pool. Specifically, for the Cool Pool, pool earnings (gross earnings of the pool less costs and overheads of the Cool Pool and fees to the Pool Manager) are aggregated and then allocated to the Pool Participants in accordance with the number of days each of their vessels are entered into the pool during the period.

Off-hire (including commercial waiting time). Our vessels may be out of service, off-hire, for three main reasons: scheduled drydocking or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire.

Voyage, charterhire expenses and commission expenses (including expenses from collaborative arrangement). Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our charterers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. Charter-hire expenses refer to the cost of chartering-in vessels to our fleet and commissions relate to brokers' commissions. Furthermore, voyage, charterhire expenses and commission expenses includes related expenses attributable to vessels engaged in collaborative arrangements, such as the Cool Pool. In relation to the vessels participating in the Cool Pool, voyage expenses and commissions include a net allocation from the pool participants' vessels less the other participants' share of the net revenues earned by our vessels included in the Cool Pool.

Time charter equivalent earnings. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCE. This is calculated by dividing time and voyage charter revenues (including those from collaborative arrangements, such as the Cool Pool), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Where we are paid a fee to position or reposition a vessel before or after a time charter, this additional revenue, less voyage expenses, is included in the calculation of TCE. TCE is a non-U.S. GAAP financial measure. Please see the section of this Annual Report entitled “Item 3. Key Information-A. Selected Financial Data" for a reconciliation of TCE to our total operating revenues.

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

Other financial items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, market valuation adjustments for derivatives, interest rate cash settlements and foreign exchange gains/losses. The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Although for certain of our derivative arrangements such as our total return equity swap cash collateral maybe required to be posted. As at December 31, 2016 cash collateral amounting to $70.0 million has been provided against our Total Return Swap (see note 20 to the Consolidated Financial Statements contained herein).

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

Results of Operations

Our results for the years ended December 31, 2016, 2015 and 2014 were affected by several key factors:

•
Six of our newbuildings (including the Golar Igloo, prior to her disposal to Golar Partners in March 2014), were delivered in 2014, and one of our newbuildings, Golar Tundra, was delivered in 2015, all of which were affected by commercial waiting time;

•
Our vessels were affected by commercial waiting time, including our newbuildings and vessels in lay-up. The Hilli and the Gandria were placed into lay-up in April 2013, the Gimi in January 2014 and the Golar Grand and the Golar Viking in December 2015;

•
Charter-hire expenses of $28.4 million and $28.7 million in 2016 and 2015, arising from the charter-back of the Golar Grand from Golar Partners, under an agreement executed at the time of the disposal to Golar Partners;

•
Additional operating costs of $2.0 million, $1.8 million and $9.9 million in 2016, 2015 and 2014, respectively, in connection with the increase in our crewing pool in anticipation of the delivery of our newbuilds;

•
Bank loans and other financing arrangements we entered into or terminated. This included the entry into the $1.125 billion financing agreement in July 2013 relating to financing for eight of our newbuildings, which resulted in the recognition of $5.6 million commitment fees in 2014;

•
Interest costs of $50.3 million, $7.1 million and $21.5 million were capitalized in 2016, 2015 and 2014, respectively, in relation to our newbuilding under construction (prior to the transfer of this newbuilding to Golar Power upon the deconsolidation of Golar Power in July 2016 - see note 7 "Deconsolidation of Golar Power Entities" to our Consolidated Financial Statements included herein) and the FLNG conversion of the Hilli;

•
Gains or losses arising on the disposal of our investment in the common units of Golar Partners. This includes deemed disposals, being the dilutive impact on our ownership interest due to further issuances of common units by the Partnership;

•	Gains arising from disposals to Golar Partners;

•	The sale and subsequent reacquisition of the our interest in the company that owns and operates the Golar Viking;

•	Deconsolidation of Golar Power in July 2016, which resulted in the recognition of a loss on loss of control of $8.5 million;

•
The realized and unrealized gains and losses on mark-to-market adjustments for our derivative instruments of $17.5 million gain, $96.5 million loss and $63.1 million loss in 2016, 2015 and 2014, respectively, and the impact of hedge accounting, which we ceased during 2015, for certain of our interest rate and equity swap derivatives;

•
Impairment loss arising on the loan and associated interest receivables from the Douglas Channel Project consortium. Given the announcement of a negative Final Investment Decision, we reassessed the recoverability of the loan and accrued interest receivables from the Douglas Channel LNG Assets Partnership, or DCLAP, and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, we recognized an impairment charge of $7.6 million in 2016;

•
Impairment loss arising on certain loan facilities granted to Equinox in February 2015, in connection with their acquisition of the vessel, the Golar Viking, from us. Due to concerns with recoverability of these loans, we recognized a loss of $15 million upon repossession of the vessel;

•	Share options expense on options granted during 2016, 2015 and 2014; and

•	Project expenses such as those relating to FLNG project development.

The impact of these factors is discussed in more detail below.

A. Operating Results

Year ended December 31, 2016, compared with the year ended December 31, 2015

As of December 31, 2016, we managed our business and analyzed and reported our results of operations on the basis of four segments: vessel operations, LNG trading, FLNG and Power. In order to provide investors with additional information, we have provided analysis divided between these four segments: vessel operations, LNG trading, FLNG and Power. See note 8 "Segment information" to our Consolidated Financial Statements included herein.

The following details our consolidated revenues and expense information for the four segments for each of the years ended December 31, 2016 and 2015:

Vessel operations

	December 31,
(in thousands of $, except average daily TCE)	2016	2015	Change	% Change

Operating revenues (including revenue from collaborative arrangement)	80,257	102,674	(22,417)	(22)%
Vessel operating expenses	(53,163)	(56,347)	3,184	(6)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(47,563)	(69,042)	21,479	(31)%
Administrative expenses	(42,384)	(28,657)	(13,727)	48%
Depreciation and amortization	(72,972)	(73,732)	760	(1)%
Impairment of long-term assets	(1,706)	(1,957)	251	(13)%
Gain on disposals to Golar Partners	—	102,406	(102,406)	(100)%
Loss on disposal of vessel held-for-sale	—	(5,824)	5,824	(100)%
Loss on loss of control of Golar Power	(8,483)	—	(8,483)	100%
Impairment of vessel held-for-sale	—	(1,032)	1,032	(100)%
Other non-operating (expense) income	(132)	(27)	(105)	389%
Interest income	2,969	6,896	(3,927)	(57)%
Interest expense	(71,201)	(68,793)	(2,408)	4%
Other financial items, net	8,691	(112,722)	121,413	(108)%
Income taxes	589	3,053	(2,464)	(81)%
Equity in net earnings of affiliates	37,344	55,985	(18,641)	(33)%
Net loss	(167,754)	(147,119)	(20,635)	14%
Net income attributable to non-controlling interests	(25,751)	(19,158)	(6,593)	34%
Net loss attributable to Golar LNG Ltd	(193,505)	(166,277)	(27,228)	16%
Average Daily TCE (1) (to the closest $100)	10,100	14,900	(4,800)	(32)%

(1)	TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Operating revenues: Operating revenues decreased by $22.4 million to $80.3 million for the year ended December 31, 2016 compared to $102.7 million in 2015. This was principally due to a decrease in revenue of:

•	$21.7 million from the Golar Crystal and Golar Frost following the conclusion of their charters with Nigeria LNG in March 2016 and their subsequent entry into the Cool Pool;

•	$10.0 million from the Golar Celsius and Golar Penguin following the deconsolidation of Golar Power, and thus its fleet, from July 6, 2016;

•
$2.0 million from the Golar Arctic as she was mostly off-hire during the first quarter of 2016 prior to the commencement of her two year floating storage unit charter on March 23, 2016 with New Fortress Energy in Jamaica;

•	$1.4 million from the Golar Eskimo relating to revenue earned prior to her disposal to Golar Partners in January 2015; and

•	$1.3 million from the Golar Grand relating to revenue earned prior to her being placed into cold lay-up in December 2015.

This was partially offset by an increase in revenue of:

•
$11.2 million in respect of six of our vessels (excluding the Golar Crystal and the Golar Frost) currently operating in the Cool Pool (i.e. Golar Bear, Golar Glacier, Golar Ice, Golar Kelvin, Golar Seal and Golar Snow) due to the overall increase in utilization for these vessels in the period;

•	$1.0 million from the Golar Tundra relating to revenue earned from the WAGL time charter; and

•
$1.7 million to $14.2 million with respect to management fee income from the provision of services to Golar Partners under our management and administrative services and fleet management agreements compared to $12.5 million for the same period in 2015.

	2016	2015	Change	Change
Calendar days less scheduled off-hire days	4,034	4,481	(447)	(10)%

Average daily TCE rate (to the closest $100)	$10,100	$14,900	$(4,800)	(32)%

The decrease of $4,800 in average daily TCE rate to $10,100 for 2016 compared to $14,900 in 2015 is primarily due to the overall decline in charter rates and low utilization levels of our vessels in 2016.

For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Vessel operating expenses: Vessel operating expenses decreased by $3.2 million to $53.2 million for the year ended December 31, 2016, compared to $56.3 million in 2015. This was principally due to a decrease of:

•	$4.2 million in operating costs in relation to the Golar Celsius and Golar Penguin following the deconsolidation of Golar Power, and thus its fleet, from July 6, 2016;

•	$2.7 million in operating costs in relation to our eight vessels operating in the Cool Pool;

•	$1.2 million in management fee costs due to our bringing in-house the technical operations;

•	$0.3 million from the Golar Eskimo in connection with her disposal to Golar Partners in January 2015; and

•	lower operating costs from our vessels in lay-up, namely the Gimi, the Gandria and the Golar Viking.

This was partially offset by an increase of $5.0 million of operating costs in relation to the Golar Tundra, which was delivered in November 2015.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses and fuel costs associated with commercial waiting time and vessel positioning costs. The decrease in voyage, charterhire and commission expenses of $21.5 million to $47.6 million for the year ended December 31, 2016 compared to $69.0 million in 2015 was primarily due to a decrease of:

•
$13.8 million in charterhire expense relating to the charter-back of the Golar Eskimo from Golar Partners. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015, with the arrangement ending in June 2015. No comparable charterhire expense was therefore recognized in 2016; and

•
$13.3 million in charterhire expense relating to the charter-back of the Golar Grand from Golar Partners. The charter-back arrangement was pursuant to Golar Partners' exercise of its option in February 2015 under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. In 2015 these costs included $8.8 million of incremental liability arising from the re-measurement of Golar's guarantee obligation to Golar Partners. In addition, pursuant to entry of the Golar Grand into lay-up in December 2015, the daily charterhire rate was lowered to account for operating costs savings.

This was partially offset by an increase of:

•	$1.4 million of voyage expense in relation to the Golar Tundra, which was delivered in November 2015; and

•
$3.3 million of voyage, charterhire and commission expense in relation to the Golar Crystal and Golar Frost following the conclusion of their charters with Nigeria LNG in March 2016 and their subsequent entry into the Cool Pool.

Administrative expenses: Administrative expenses increased by $13.7 million to $42.4 million for the year ended December 31, 2016 compared to $28.7 million in 2015. This was primarily due an increase of (i) $7.0 million in salaries and benefits following an increase in headcount partly due to the bringing in-house of technical operations; (ii) $2.0 million in professional fees as a result of increased projects and business expansion activities; (iii) $2.1 million in share options expense pursuant to the grants in 2016; and (iv) partially offset by a decrease in administration expenses due to capitalization of certain costs directly associated to the conversion of the Hilli to a FLNG.

Depreciation and amortization: Depreciation and amortization decreased by $0.8 million to $73.0 million for the year ended December 31, 2016 compared to $73.7 million in 2015. This was primarily due to lower depreciation of $5.2 million from the Golar Celsius and Golar Penguin following the deconsolidation of Golar Power from July 2016, and lower depreciation in relation to the Golar Tundra upon its classification as held-for-sale from December 31, 2015 upon which depreciation ceased to be recognized.

This was partially offset by an increase of:

•	$0.9 million from our newbuildings delivered in the first quarter of 2015 (i.e. Golar Ice, Golar Kelvin and Golar Snow); and

•	$3.7 million from the Golar Viking, which was sold on January 20, 2015 but subsequently reacquired on December 4, 2015, resulting in a full twelve months' depreciation charge in 2016.

Impairment of long-term assets: In December 31, 2016, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other long-term assets" due to the uncertainty of its future usage. During the year ended December 31, 2015, the impairment charge amounting to $2.0 million relates to parts initially ordered for the Golar Spirit FSRU retrofitting in 2007, which were not utilized following changes to the original project specifications. Some of these parts were used in subsequent conversions, however, due to the deterioration in the market in 2015, the carrying value of the residual parts were fully impaired.

Gain on disposals to Golar Partners: In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and recognized a gain on disposal of $102.4 million.

Loss on disposal of vessel held-for-sale: In February 2015, we sold the LNG carrier, Golar Viking, to PT Perusahaan Pelayaran Equinox, or Equinox, at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. There was no comparable transaction in 2016.

Loss on loss of control of Golar Power: On July 6, 2016 we closed the disposal of a 50% ownership interest in Golar Power, the entity that owns and operates Golar Penguin, Golar Celsius, newbuild FSRU 8 and LNG Power Limited, which resulted in a loss of $8.5 million.

Impairment of vessel held-for-sale: In April 2015, we acquired the LNG vessel, LNG Abuja, for $20.0 million. In July 2015, she was sold to a third party for $19.0 million. Accordingly, as of the reporting period ended June 30, 2015, the vessel was classified as held-for-sale and we recognized an impairment loss of $1.0 million.

Interest income: Interest income decreased by $3.9 million to $3.0 million for the year ended December 31, 2016 compared to $6.9 million for the same period in 2015. The decrease was primarily due to:

•
the higher interest income recognized in 2015 from the $220 million Eskimo vendor loan provided to Golar Partners in January 2015 to partly finance its acquisition of the Golar Eskimo. The Eskimo vendor loan was repaid in full in November 2015, thus there is no comparable interest income in 2016; and

•
the interest income earned on the loan facilities granted to Equinox in connection with their acquisition of the LNG carrier, Golar Viking, in February 2015. Following the impairment of the loan receivables in the third quarter of 2015, we ceased recognition of interest income. There was no comparable interest income in 2016.

Interest expense: Interest expense decreased by $2.4 million to $71.2 million for the year ended December 31, 2016 compared to $68.8 million for the same period in 2015 and is primarily due to higher capitalized interest on borrowing costs recognized in 2016 in respect of the Hilli FLNG conversion. This is partially offset by (i) higher interest expense arising on the loan facilities of the ICBC, CMBL and CCBFL lessor VIEs; and (ii) additional interest on the new financing facility in connection with the Golar Viking.

Other financial items: Other financial items decreased by $121.4 million to a gain of $8.7 million for the year ended December 31, 2016 compared to a loss of $112.7 million for the same period in 2015 as set forth in the table below:

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Mark-to-market adjustment for interest rate swap derivatives	2,818	(12,798)	15,616	(122)%
Interest expense on undesignated interest rate swaps	(10,153)	(15,797)	5,644	(36)%
Net realized and unrealized losses on interest rate swap agreements	(7,335)	(28,595)	21,260	(74)%
Mark-to-market adjustment for equity derivatives	24,819	(67,925)	92,744	(137)%
Impairment of loan	(7,627)	(15,010)	7,383	(49)%
Financing arrangement fees and other costs	(404)	(1,841)	1,437	(78)%
Amortization of debt guarantee	1,563	2,800	(1,237)	(44)%
Foreign exchange loss on operations	(1,909)	(2,126)	217	(10)%
Other	(416)	(25)	(391)	1,564%
	8,691	(112,722)	121,413	(108)%

Net realized and unrealized losses on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps decreased to a loss of $7.3 million for the year ended December 31, 2016 from a loss of $28.6 million for the same period in 2015.

As of December 31, 2016, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The decrease in mark-to-market losses from our interest rate swaps is due to the increase in long-term swap rates for the year ended December 31, 2016.

Mark-to-market adjustment for equity derivatives (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buy back scheme. The facility has been subsequently extended to June 2017. The equity swap derivatives mark-to-market adjustment resulted in a net gain of $24.8 million recognized in the year ended December 31, 2016 compared to a net loss of $67.9 million for the same period in 2015. The gain in 2016, from a loss in 2015, is a reflection of the improvement in the company's share price during 2016.

Impairment of loan: Given the announcement of a negative final investment decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan previously granted by Golar and accrued interest receivables from DCLAP, and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, during the year ended December 31, 2016, we recognized an impairment charge of $7.6 million. For the year ended December 31, 2015 we recognized a $15.0 million impairment loss on the loan receivable due from Equinox entered into in connection with the disposal of the vessel, the Golar Viking, in February 2015.

Financing arrangement fees and other costs: The higher financing arrangement fees and other costs of $1.8 million in 2015 arose mainly from the recognition of a $1.2 million counter-guarantee liability, wherein we had agreed to act as a guarantor for 49% of the maximum potential liability that Genpower was exposed to after entering into an insurance agreement policy to cover the execution of the works for the implementation of the TPP Porto de Sergipe I Project in Brazil. There is no comparable cost in 2016.

Amortization of debt guarantee: The amortization of debt guarantee of $1.6 million for the year ended December 31, 2016 decreased by $1.2 million compared to the same period in 2015. This is primarily due the prior year ended December 31, 2015 including the release of our debt guarantee provision of $2.2 million pursuant to the refinancing of certain debt facilities in Golar Partners for which we had previously provided a guarantee.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Share of net earnings in Golar Partners	37,716	23,124	14,592	63%
Net gain on disposal of investments in Golar Partners	—	32,580	(32,580)	(100)%
Share of net (loss) earnings in other affiliates	(372)	281	(653)	(232)%
	37,344	55,985	(18,641)	(33)%

Our share of net earnings in Golar Partners is partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation in 2012.

The net gain on disposal of investments in Golar Partners of $32.6 million relates to the disposal of 7.2 million common units in Golar Partners in January 2015.

Net income attributable to non-controlling interests: During 2016, we were party to sale and leaseback arrangements for six vessels (2015: five) with the lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

LNG trading

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Other operating gains and losses	16	—	16	100%
Net income	16	—	16	100%

In 2016, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired from a third party and subsequently sold on a delivered basis to New Fortress Energy in March 2016 when the Golar Arctic was repositioning to Jamaica in preparation for her charter as a floating storage unit with New Fortress Energy. There was no LNG trading activity for the year ended December 31, 2015.

FLNG

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Administrative expenses	(3,576)	(4,869)	1,293	(27)%
Net loss	(3,576)	(4,869)	1,293	(27)%

The net loss relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs.

Hilli FLNG conversion

On May 22, 2014, we entered into an Engineering, Procurement and Construction agreement with Keppel for the conversion of the LNG carrier the Hilli to a FLNG. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch. Black & Veatch will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process. We also entered into a Tripartite Direct Agreement with Keppel and Black & Veatch which, among other things, ensures our ability to enforce all obligations under both the Engineering, Procurement and Construction agreement and the sub-contract. In September 2014, the Hilli was delivered to Keppel Shipyard Management, or Keppel, in Singapore for commencement of her FLNG conversion. We expect the conversion will be completed and the converted Hilli FLNG delivered in 2017, followed by mobilization to a project site for full commissioning. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As of December 31, 2016 and 2015, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $732.0 million and $501.0 million, respectively.

Other FLNG conversions

In December 2014 and July 2015, respectively, our subsidiaries that own the Gimi and the Gandria entered into contracts with Keppel for the conversion of the Gimi and the Gandria to FLNGs, subject to certain conditions to the contracts’ effectiveness and notice to proceed with the conversions. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion.

On December 27, 2016, the Gimi contract was extended to December 31, 2017, and all conditions to the contract’s effectiveness, including payments of $30 million to Keppel, were satisfied as of January 2017. The contract requires issuing a final notice to proceed and a payment of $95 million by December 30, 2017 to proceed with the conversion.

The parties did not satisfy the conditions to effectiveness in the Gandria contract by the required time and the contract recently lapsed. However, the parties have negotiated and agreed a new contract for the conversion of the Gandria, which we anticipate will be executed in connection with OneLNG making a final investment decision in connection with the Fortuna Project in the first half of 2017.

The total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. As of December 31, 2016, we have made $31.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG.

Formation of OneLNG

In July 2016, we formed a joint venture with Schlumberger with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG which require both Schlumberger and Golar’s expertise. We hold a 51% interest in OneLNG and Schlumberger holds the remaining 49% but, by virtue of substantive participation rights held by Schlumberger we account for our investment in OneLNG under the equity method. Accordingly, our initial equity contribution of $10.2 million in OneLNG has been presented within “Investments in affiliates”. Until the final investment decision has been taken on OneLNG’s first project, which is likely to be the Fortuna Project, each party will principally bear their own costs.

Power

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Equity in net earnings of affiliates	10,534	—	10,534	(100)%
Net loss	10,534	—	10,534	(100)%

Pursuant to the deconsolidation of Golar Power in July 2016, we have accounted for our remaining 50% ownership interest in Golar Power under the equity method.

Our share of net earnings in Golar Power in 2016 includes $21.9 million, being our share of the fair value remeasurement gain arising on Golar Power’s 50% retained investment in the entity which holds the investment in the Sergipe Project. The recognition of this gain was triggered by Golar Power’s step acquisition of the other 50% equity interest as held by the project developer, Genpower, in October 2016. The balance principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (further described in note 31, "Related Parties" of our Consolidated Financial Statements contained herein).

Year ended December 31, 2015, compared with the year ended December 31, 2014

As of December 31, 2015, we managed our business and analyzed and reported our results of operations on the basis of three segments: vessel operations, LNG trading and FLNG. In order to provide investors with additional information, we have provided analysis divided between these three segments: vessel operations, LNG trading and FLNG. See note 8 "Segmental information" to our Consolidated Financial Statements included herein.

The following details our consolidated revenues and expense information for the three segments for each of the years ended December 31, 2015 and 2014:

Vessel operations

	December 31,
(in thousands of $, except average daily TCE)	2015	2014	Change	% Change

Operating revenues (including revenue from collaborative arrangement)	102,674	106,155	(3,481)	(3)%
Vessel operating expenses	(56,347)	(49,570)	(6,777)	14%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(69,042)	(27,340)	(41,702)	153%
Administrative expenses	(28,657)	(17,468)	(11,189)	64%
Depreciation and amortization	(73,732)	(49,561)	(24,171)	49%
Impairment of long-term assets	(1,957)	(500)	(1,457)	291%
Gain on disposals to Golar Partners	102,406	43,287	59,119	137%
Loss on disposal of vessel held-for-sale	(5,824)	—	(5,824)	(100)%
Impairment of vessel held-for-sale	(1,032)	—	(1,032)	(100)%
Other operating loss	—	(6,387)	6,387	(100)%
Other non-operating (expense) income	(27)	(446)	419	(100)%
Interest income	6,896	716	6,180	863%
Interest expense	(62,911)	(14,222)	(48,689)	342%
Other financial items, net	(118,604)	(74,094)	(44,510)	60%
Income taxes	3,053	1,114	1,939	174%
Equity in net earnings of affiliates	55,985	42,220	13,765	33%
Net loss	(147,119)	(46,096)	(101,023)	219%
Net income attributable to non-controlling interests	(19,158)	(1,655)	(17,503)	1,058%
Net loss attributable to Golar LNG Ltd	(166,277)	(47,751)	(118,526)	248%
Average Daily TCE (1) (to the closest $100)	14,900	33,100	(18,200)	(55)%

(1)	TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Operating revenues: The decrease in total operating revenues of $3.5 million to $102.7 million in 2015 compared to $106.2 million in 2014 was primarily due to:

•
a decline of $40.2 million in revenues relating to the Golar Arctic, as she was off-hire for a significant amount of time in 2015 compared to her full employment in 2014 following the expiry of a charter in February 2015;

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

For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Vessel operating expenses: Vessel operating expenses increased by $6.8 million to $56.3 million for the year ended December 31, 2015 compared to $49.6 million in 2014 primarily due to additional operating costs of $15.5 million in relation to our newbuildings delivered in 2014 and 2015 (excluding the effect of vessels disposed of in 2015). This was partially offset by the decrease in vessel operating expenses of $6.2 million arising from the disposal of the Golar Igloo in March 2015, the Golar Eskimo in January 2015 (although chartered back from Golar Partners through to June 2015) and the Golar Viking in February 2015, albeit the Golar Viking was repossessed in December 2015.

Voyage, charter-hire and commission expenses: The increase in voyage, charter-hire and commission expense of $41.7 million to $69.0 million in 2015, compared to $27.3 million in 2014 was primarily due to:

•
an additional $32.6 million of charter-hire expense recognized in 2015 arising from the charter-back of the Golar Grand from Golar Partners, pursuant to the exercise of their option in February 2015 under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. Included within the $32.6 million is an amount of $3.9 million representing the incremental liability recognized in 2015 upon re-measurement of the guarantee obligation, net of the impact of the respective amortization expense during 2015;

•
an additional $12.9 million of charter-hire expense recognized in 2015 relating to the charter-back of the Golar Eskimo from Golar Partners for the period from January through to the end of June 2015. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015; and

•
an increase of $8.1 million in voyage expenses mainly as a result of higher fuel costs due to increased commercial waiting (during which we are required to pay for fuel for the vessel) due to both the continued softening of the LNG shipping market and the significant expansion in our fleet with the delivery of our ten newbuildings during 2014 and 2015. Accordingly, we suffered a higher number of off-hire days in aggregate of 2,622 in 2015, compared to 1,018 off-hire days in 2014.

This was partially offset by a decrease in voyage expenses of $10.9 million in 2015 relating to the Golar Viking as a consequence of her disposal in February 2015, albeit she was repossessed in December 2015.

Administrative expenses: The increase of $11.2 million in administrative expenses to $28.7 million in 2015 compared to $17.5 million in 2014 was mainly due to (i) an increase in salary and benefit costs of $2.6 million mainly as a result of headcount specifically with the bringing in-house of technical operations in September 2015; (ii) an increase in share options expense by $2.1 million pursuant to the grants in 2014 and 2015; and (iii) an increase in legal and professional fees largely attributable to the general effect of expansion of our fleet and thus commercial activity and increase in business development activity. In addition this includes legal costs incurred with the step acquisition of GMN in September 2015.

Depreciation and amortization: Depreciation and amortization expense increased by $24.2 million to $73.7 million in 2015 compared to $49.6 million in 2014. This was primarily due to $38.3 million additional depreciation expense incurred in 2015 arising on our newbuildings delivered between 2014 and 2015.

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

Impairment of long-term assets: The impairment charge of long-term assets relates to parts initially ordered for the Golar Spirit FSRU retrofitting in 2007, but un-utilized following changes to the original project specifications. Some of these parts were used in subsequent conversions. However, due to the deterioration in the market in 2015, the carrying value of the residual parts were fully impaired in the period.

Gain on disposal to Golar Partners: The gain on disposal to Golar Partners in 2015 resulted from the sale of our interests in the companies that own and operate the Golar Eskimo in January 2015 to Golar Partners. The gain on disposal to Golar Partners in 2014 resulted from the sale of our interests in the company that owns and operates the Golar Igloo in March 2014 to Golar Partners.

Loss on disposal of vessel: The $5.8 million loss on disposal of vessel in 2015 resulted from the disposal of the LNG carrier, the Golar Viking, to Equinox in February 2015 at a sale price of $135.0 million.

Impairment of vessel held-for-sale: In April 2015, we acquired the LNG carrier, the LNG Abuja for a purchase consideration of $20.0 million. In July 2015, we sold her to a third party for $19.0 million. Accordingly, as of the reporting period ended June 30, 2015, the vessel was classified as held-for-sale, and thus we recognized an impairment loss of $1.0 million against this vessel during 2015.

Other operating loss: The other operating loss in 2014 of $6.4 million relates to a provision with respect to a legal claim made against the Golar Viking for which arbitration proceedings had commenced. The claim was subsequently settled in January 2015.

Interest income: Interest income increased by $6.2 million to $6.9 million in 2015 compared to $0.7 million in 2014 principally due to: (i) interest income arising on the $220 million vendor loan provided to Golar Partners to partly finance their acquisition of Golar Eskimo in February 2015, which earned interest at LIBOR plus a blended margin of 2.84%. $120 million of the vendor loan was settled in June 2015, with the balance fully repaid in November 2015; (ii) interest income earned on the loan facilities granted to Equinox in connection with its acquisition of the LNG carrier, the Golar Viking, in February 2015. Albeit, following impairment of the loan receivables in the third quarter of 2015, we ceased recognition of interest income. There was no comparable income in 2014.

Interest expense: Interest expense increased by $48.7 million to $62.9 million in 2015 compared to $14.2 million in 2014, mainly due to (i) higher interest incurred on our $1.125 billion debt facility relating initially to eight of our newbuildings (albeit in connection with the sale of the equity interests in the two vessels, the associated debt was also assumed by Golar Partners), reflecting a full year's interest in 2015 with respect to drawdown of funds upon delivery of the remaining four associated newbuildings in the fourth quarter of 2014; (ii) higher interest expense arising on the ICBC VIE loan facilities entered into by our lessor VIEs, relating to the delivery and thus drawdown of funds on four of our newbuildings (of which, one was delivered in October 2014, and the remaining three were delivered in 2015); and (iii) lower capitalization of deemed interest following the deliveries of our newbuildings between 2014 and 2015.

Other financial items: Other financial items increased by $44.5 million to a loss of $118.6 million for the year ended December 31, 2015 compared to a loss of $74.1 million for the same period in 2014 as set forth in the table below:

	December 31,
(in thousands of $)	2015	2014	Change	% Change
Mark-to-market adjustment for interest rate swaps	(12,798)	(28,996)	16,198	(56)%
Interest expense on undesignated interest rate swaps	(15,797)	(20,424)	4,627	(23)%
Net realized and unrealized losses on interest rate swaps	(28,595)	(49,420)	20,825	(42)%
Mark-to-market adjustments for equity derivatives	(67,925)	(13,657)	(54,268)	397%
Mark-to-market adjustments for foreign currency derivatives	—	94	(94)	(100)%
Impairment of loan	(15,010)	—	(15,010)	(100)%
Financing arrangement fees and other costs	(1,841)	(7,157)	5,316	(74)%
Other	(5,233)	(3,954)	(1,279)	32%
	(118,604)	(74,094)	(44,510)	60%

Net realized and unrealized losses on interest rate swap agreements: Net unrealized and realized losses on mark-to-market adjustments for interest rate swap derivatives decreased by $20.8 million to $28.6 million in 2015 compared to $49.4 million in 2014. The decrease in losses was due to the increase in long-term swap rates in 2015. As of December 31, 2015, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes.

Mark-to-market adjustment for equity derivatives (or equity swap): Mark-to-market adjustments for equity derivatives increased by $54.3 million to $67.9 million in 2015 compared to $13.7 million in 2014. In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA, or DNB, in connection with a share buy back scheme of ours, which we extended to December 2015. In March 2016, the facility was extended for a further three months. The increase is a reflection of the volatility and temporary decline in the Company's share price during 2015.

Impairment of loan: The impairment loss on loan arose on certain loan facilities granted to Equinox in February 2015, in connection with their acquisition of the vessel, the Golar Viking. Given Equinox’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia as originally envisaged, this raised concerns as to the recoverability of these loans, and thus we agreed to the repossession of the vessel (based on a current vessel market valuation of $125.0 million) in consideration for extinguishment of the total outstanding balance on the loan receivables of $138.5 million. Accordingly, we recognized an impairment provision (net of repossession costs) of $15.0 million in 2015.

Financing arrangement fees and other costs: The higher financing arrangement fees and other costs of $7.2 million in 2014 arose mainly from commitment fees incurred on our $1.125 billion debt facility relating to the funding for eight of our newbuild vessels. By the end of December 2014, all eight of these newbuild vessels had been delivered and thus the funds drawn down on the debt facilities, such that there is no comparable cost in 2015.

Other: Other items represent, among other things, bank charges and debt guarantees.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel and lessor operating companies offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit. The increase in the income tax credit of $1.9 million, to $3.1 million in 2015 was due to the recognition of an additional tax provision during 2014 arising from the reassessment of prior year tax positions.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2015	2014	Change	% Change
Share of net earnings in Golar Partners	23,124	41,131	(18,007)	(44)%
Gain on disposal of investments in Golar Partners	32,580	—	32,580	100%
Share of net earnings in other affiliates	281	1,089	(808)	(74)%
	55,985	42,220	13,765	33%

Our share of net earnings in Golar Partners is partially offset by a charge of $34.6 million and $41.7 million for the year ended December 31, 2015 and 2014, respectively. This represents the amortization of the basis difference in relation to the $854.0 million gain on loss of control recognized upon deconsolidation in 2012. The decrease of $18.0 million in our share of net earnings in Golar Partners to $23.1 million in 2015 was mainly attributable to the decrease in our ownership interest in the partnership following our disposal in January 2015 of 7.2 million common units in Golar Partners. The disposal resulted in a gain on disposal of $32.6 million

Net income attributable to non-controlling interests: In 2014 and 2015, we entered into sale and leaseback arrangements for five vessels (2014: one) with the lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial instiutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

LNG trading

	December 31,
(in thousands of $)	2015	2014	Change	% Change
Administrative expenses	—	64	(64)	(100)%
Depreciation	—	250	(250)	(100)%
Other operating gains	—	(1,317)	1,317	100%
Other non-operating income	—	(718)	718	(100)%
Net financial expenses	—	252	(252)	(100)%
Net income	—	(1,469)	1,469	(100)%

Golar Commodities generated net income of $nil and $1.5 million in 2015 and 2014, respectively.

Other operating gains represent the realized losses on physical cargo trades, financial derivative contracts and proprietary trades entered into. During 2015, we did not enter into any trades. However, in 2014, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired and subsequently sold on a delivered basis to Kuwait Petroleum Corporation to facilitate the commissioning of the Golar Igloo which entered in her long-term charter with KNPC in March 2014. The transaction was our first since 2011 when we scaled back our LNG trading activities.

FLNG

	December 31,
(in thousands of $)	2015	2014	Change	% Change
Administrative expenses	(4,869)	(1,735)	(3,134)	181%
Net loss	(4,869)	(1,735)	(3,134)	181%

The net loss for FLNG in 2015 and 2014 amounted to $4.9 million and $1.7 million, respectively, which relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs.

Hilli FLNG conversion

As described in the year ended December 31, 2016 operational review above, subtopic, FLNG, we entered into an Engineering, Procurement and Construction agreement with Keppel for the conversion of the LNG carrier the Hilli to a FLNG. As at December 31, 2015 and 2014, the total costs incurred in respect of the Hilli conversion amounted to $501.0 million and $345.2 million, respectively.

Other FLNG conversions

As at December 31, 2015, $41.0 million has been invested in the Gimi FLNG conversion and $nil in the Gandria FLNG conversion.

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, cash generated from operations, sales of vessels to Golar Partners and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding our newbuildings, funding investments, including the equity portion of investments in vessels and investment in the development of our project portfolio, including our affiliates, funding working capital, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.
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
Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements (which included our maturing convertible bonds), investments in Golar Power and OneLNG and conversion project related commitments due within the next 12 months. The short-term outlook in the LNG shipping market has improved over the last few months. Whilst certain challenges remain, as anticipated the second half of 2016 started showing signs of recovery with a general improvement in utilization and hire rates. Such improvement is forecast to continue but primarily in the second half of 2017. However, the extent and the pace of the recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of all the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our eight vessels in the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months is $38.0 million, based on our historical average operating costs. However, we have limited working capital requirements for the Hilli, which is currently undergoing conversion to a FLNG vessel, as progress payments are funded by the FLNG Hilli facility. Additionally, we require a small amount of working capital for our three vessels that are currently in lay-up.
As of April 24, 2017, we have a fleet of 15 vessels (including the Golar Grand which we are obligated to charter back from Golar Partners through to October 31, 2017), of which one vessel is on a medium term charter, eight vessels are operating on the spot market (via the Cool Pool), three vessels are in lay-up, the Golar Tundra is awaiting the commencement of its charter with WAGL and the Hilli is undergoing her FLNG conversion.

Whilst we completed the dropdown of the Golar Tundra in May 2016 to Golar Partners, by virtue of the put option in the side agreement to the sale and purchase agreement with Golar Partners, in the event the WAGL charter does not commence by May 23, 2017, or no satisfactory mitigating arrangement is agreed, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price agreed and paid of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments prevailing at the time of dropdown. The Golar Tundra was expected to commence operations in Ghana pursuant to the WAGL charter to serve the related LNG project in the second quarter of 2016. However, as of the current date, due to delays in that LNG project, WAGL has not been able to accept the vessel. We have, however, been informed by WAGL that they have received parliamentary approval for its Gas Sales Agreement with the Government of Ghana, the lack of which had been the major impediment to progress of the project. We are preserving our legal rights under the charter agreement and are continuing commercial discussions with WAGL, including later start up and extension of the term. As of December 31, 2016, we reassessed the held-for-sale classification for the Golar Tundra. We concluded that, based on the positive status of the negotiations with WAGL and their progress on the Ghana project, the held-for-sale classification remains appropriate.

As of December 31, 2016, we had cash and cash equivalents (including short-term deposits) of $640.1 million, of which $415.9 million is restricted cash. Included within restricted cash is $231.9 million in respect of the issuance of the letter of credit to our FLNG project partners on the FLNG Hilli, $70.0 million cash collateral on our Total Return Swap, and the balance mainly relates to the cash belonging to Lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 20 "Restricted Cash" of our Consolidated Financial Statements contained herein for additional detail.

Since December 31, 2016, significant transactions impacting our cash flows include:

Receipts:

•	In March 2017, on closing of the margin loan facility, we received loan proceeds, net of fees, of $149.2 million;

•	In March 2017, we completed the refinancing of the Golar Crystal, which provided approximately $9.2 million excess cash to liquidity;

•	In February 2017, we completed the issuance of new convertible bonds raising proceeds, net of costs and fees, of $360.2 million; and

•
In February 2017, Golar Partners made a cash distribution of $0.5775 per unit in respect of the quarter ended December 31, 2016, of which we received $12.8 million in relation to our interests in the common units, subordinated units, 2% general partner interest and IDRs held at the record date.

Payments:

•
Payments for our FLNG conversions are made in installments in accordance with our contract with Keppel. A further $429.4 million of conversion payments are due within the year ended December 31, 2017. By virtue of the FLNG Hilli - pre-delivery facility we executed in September 2015 (described further below), we are able to time our drawdown on this facility with payments made, resulting in a largely cash neutral effect. Since January 1, 2017, we have received an additional $50 million under the FLNG Hilli pre-delivery facility;

•	In January 2017 and March 2017, we made further capital contributions of $20.0 million and $12.0 million, respectively, to Golar Power;

•	In March 2017, our existing convertible bonds matured resulting in a settlement payment, including interest, of $221.8 million;

•	In March 2017, we paid Golar Partners $9.8 million in relation to the charter hire of the Golar Grand;

•	As of April 24, 2017, we have made $21.8 million of scheduled debt repayments during 2017. This excludes the debt repayments relating to the refinancing of the Crystal as discussed above; and

•	During 2017 through to April 24, 2017, we have made dividend payments to our shareholders totaling $5.0 million in respect of the fourth quarter of 2016.

To address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of one or more of our vessels. However, given the challenging market conditions, albeit signs of an anticipated recovery have been observed, timing of these refinancings remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Crystal in March 2017, in connection with which we raised an additional $9.2 million in additional cash and also allowed the release of $6.8 million from restricted cash. In addition to vessel refinancing, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity, as demonstrated by our recent equity offering in November 2016 and convertible bond offering in February 2017.

Furthermore, with respect to our recently formed Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million being required on financial close of the project financing for the power plant, which is expected to occur by December 31, 2017.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions to this new equity may include intellectual property amongst other items. As further described in “Item 4. Information on the Company - OneLNG”, OneLNG and Ophir have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the first half of 2017. Accordingly, we anticipate in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing of $1.2 billion and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. The convertible bond that we concluded in February 2017 will contribute towards our 51% share of the equity contribution into OneLNG in the 2017 to 2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar into the Equatorial Guinea project.

We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as extremely prudent revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent pay out, and accordingly are confident of our ability to manage through the near term cash requirements.
Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our new joint ventures, Golar Power and OneLNG, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters, and potential further sales of our holdings in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

In connection with the conversion of the Hilli to a FLNG, we entered into the FLNG Hilli facility in September 2015. The FLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-delivery sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion. The second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate of $960 million. We expect that all remaining conversion and commissioning costs for the Hilli will be satisfied by this debt facility, but additional costs may arise. To date we have drawn down $300 million under the pre-delivery facility. As of December 31, 2016, the outstanding capital commitments in relation to the Hilli conversion was $485.1 million.

We have also executed FLNG conversion contracts for both the Gimi and the Gandria. As of the current date, we have not executed notices to proceed for either vessel. As of December 31, 2016, we have made $31.0 million of advances in relation to the conversion of the Gimi, but none for the Gandria. The Gimi conversion contract provides us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire in December 2017. The Gandria contract has recently been renegotiated in anticipation of the Fortuna Project taking final investment decision during the first half of 2017. In view of the prevailing uncertainty in the energy markets and the delay in the timing of the final investment decision of Ophir's Fortuna Project to mid-2017, we do not intend to accelerate the conversion of either vessel before satisfactory financing and/or firm client contracts are in place.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
	2016	2015	2014
(in millions of $)
Net cash (used in) provided by operating activities	(38.6)	(344.6)	24.9
Net cash used in investing activities	(2.2)	(256.0)	(1,429.3)
Net cash provided by financing activities	159.7	514.4	1,470.5
Net increase (decrease) in cash and cash equivalents	119.0	(86.2)	66.1
Cash and cash equivalents at beginning of year	105.2	191.4	125.3
Cash and cash equivalents at end of year	224.2	105.2	191.4

In addition to our cash and cash equivalents noted above, as of December 31, 2016, we had restricted cash and short-term deposits of $415.9 million. The restricted cash was comprised principally of (i) $231.9 million cash collateral deposited in connection with the issuance of a $400.0 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project; (ii) $70.0 million in relation to the cash collateral requirements in relation to our Total Return Swap; (iii) $69.9 million held by the lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (see note 4 to our Consolidated Financial Statements included herein for further detail); and (iv) $43.7 million of cash deposits required in connection with the financial covenant compliance related to the financing of three of our vessels.

Net cash (used in) provided by operating activities

Cash utilized by operating activities decreased by $304.9 million to $38.6 million in 2016 compared to cash utilized of $344.6 million in 2015. The decrease in cash utilized in 2016 was primarily due to:

•
in the prior year 2015, we made a net deposit of $280.0 million cash collateral in connection with the issuance of the $400 million letter of credit to our project partner, upon execution of the tolling agreement. In addition, during 2016, $48.1 million of cash was returned to Golar;

•	a $10.4 million decrease in drydock expenditures in 2016 compared to the same period in 2015; and

•	improvement in the general timing of working capital in 2016 compared to the same period in 2015.

Cash utilized by operating activities increased by $369.5 million to $344.6 million in 2015 compared to cash generated of $24.9 million in 2014. The increase in cash utilized in 2015 was primarily due to (i) restricted cash net outflows of $280.0 million relating to the cash collateral deposited in relation to the issuance of a $400 million letter of credit by a financial institution to our project partners involved in the Hilli FLNG project in connection with the execution of the revenue (tolling) contract. Accordingly, this cashflow has been classified as operating; and (ii) the continued softening of the LNG shipping market which resulted in an overall decline in charter rates and lower utilization levels of our vessels trading on the spot market. Our exposure to the spot market increased further following the delivery of our eleven newbuilds delivered between 2014 and 2015, and the charter back of two vessels, the Golar Grand and the Golar Eskimo, from Golar Partners (arising from agreements dating back to the original disposals of the respective vessel interests to Golar Partners) for periods in 2015, which were also key contributory factors. In addition, total dividend receipts of $52.8 million in 2015 received from our various classes of equity investments in Golar Partners fell by $9.2 million, compared to $62.0 million in 2014. This reduction is explained by our sale of 7,170,000 of Golar Partners' common units in a secondary offering in January 2015.

Net cash used in investing activities

Net cash used in investing activities of $2.2 million in 2016 comprised mainly of:

•	installment payments of $19.2 million in respect of FSRU 8 prior to its disposal to Golar Power;
•milestone payments of $200.8 million relating to the FLNG conversion of the Hilli;
•payment of $10.2 million in respect of our investment in OneLNG; and
•additions to vessels and equipment of $14.5 million.

This was partially offset by:

•	purchase consideration received of $107.2 million from Golar Partners in respect of the sale of the Golar Tundra in May 2016;

•	net purchase consideration received of $113.3 million from Stonepeak in respect of their acquisition of a 50% interest in Golar Power in July 2016; and

•	net cash inflows of $22.9 million from restricted cash primarily due to the decrease in cash collateral requirements provided against our Total Return Swap.

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

•
restricted cash net outflows of $25.3 million which is mainly attributable to the increase in the cash collateral requirements on our Total Return Swap as a result of the volatility and temporary decline in the Company's share price during 2015;

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

•	net proceeds of $207.4 million received from the sale of 7,170,000 Golar Partners common units in a secondary offering in January 2015; and

•	receipts of $20 million from Golar Partners in settlement and expiry of the short-term revolving credit facility granted at the time of Golar Partners’ IPO.

Net cash used in investing activities of $1,429.3 million is primarily due to:

•	higher installment payments made in respect of our newbuilds, following the delivery of seven newbuilds (including the Golar Igloo prior to her disposal to Golar Partners in March 2014);

•	milestone payments of $313.6 million relating to the FLNG conversion of the Hilli;

•	payments to other long-term assets of $49.9 million relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG;

•	increases in restricted cash and short-term deposits of $48.0 million primarily due to cash collateral provided against our Total Return Swap we entered into in December 2014; and

•	a short-term loan of $20 million we granted to Golar Partners.

This was partially offset by consideration of $155.3 million received from Golar Partners in respect of the sale of Golar Igloo in March 2014.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt and new equity issuance offset by debt repayments.    Net cash provided by financing activities in 2016 of $159.7 million was primarily a result of the following:

•	$200 million drawn down on the FLNG Hilli facility in relation to the conversion of the Hilli to a FLNG;

•
$205.8 million of debt proceeds which refers to amounts drawn down by our lessor VIEs under their respective loan arrangements (see note 4, “Variable Interest Entities” of our Consolidated Financial Statements contained herein), in connection with our refinancing of the Golar Seal debt facility amounting to $162.4 million, the releveraging of the Golar Tundra lease by $25.5 million and the balance of $17.9 million relating to short-term debt proceeds arising in the ICBCL lessor VIEs; and

•	proceeds of $169.9 million in relation to a registered equity offering which was closed in November 2016.

This was partially offset by:

•	loan repayments of $271.9 million, which includes the settlement of the balance outstanding on the refinanced Golar Seal facility of $106.6 million in March 2016;

•	payment of dividends of $54.3 million;

•
net cash outflows of $74.6 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the Golar Bear, Golar Crystal and Golar Frost financing arrangements; and

•	purchases of our common shares at an aggregate cost of $8.2 million.

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

•	proceeds of $62.5 million from the new Golar Viking (2015) facility, which we entered into upon repossession of the Golar Viking from Equinox in December 2015;

•	proceeds of $50.0 million from a related party in November 2015 under a short-term, interest bearing credit facility (we repaid the outstanding balance of $50.0 million in December 2015); and

•	proceeds of $50.0 million representing the first draw down of the FLNG Hilli pre-delivery facility for the reimbursement of FLNG conversion costs already paid.

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

•	purchases of our common shares an aggregate cost of $12.3 million.

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

•	$185.6 million drawn down under the ICBC finance leasing arrangement to fund the final installment payment of the Golar Glacier by its owner, 1401 Limited;

•	proceeds from the new Golar Arctic facility of $87.5 million, which was used to repay the existing Golar Arctic facility due in January 2015;

•
$67.6 million draw down from the short-term facility to fund the LNG cargo trade during the first quarter of 2014. This was paid subsequently in April 2014 with the receipt of $71.6 million upon settlement of the related LNG cargo trade receivable; and

•	proceeds of $40.6 million as shareholder loans from KSI and B&V to fund the Hilli conversion.

Partially offset by:

•	payment of dividends during the year of $156.0 million; and

•	repayment of short-term and long-term debts (including debt due to related parties) of $239.9 million.

Borrowing Activities

As of December 31, 2016, we had total outstanding borrowings, gross of capitalized borrowing costs, of $1.6 billion, secured by, among other things, our vessels, and unsecured convertible bonds outstanding of $218.9 million. Please refer to Note 25 "Debt" to our Consolidated Financial Statements included herein for further detailed information on our borrowings as of December 31, 2016 as well as Note 34 “Subsequent Events” to our Consolidated Financial Statements for further detailed information on our borrowing activities since January 1, 2017.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. We have also entered into equity derivative swaps, Total Return Swap Agreements, or TRS, in line with our new share repurchase programme.

Interest rate swap agreement

As of December 31, 2016, we have interest rate swaps with a notional amount of $1.3 billion representing approximately 69.4% of our total debt. Our swap agreements have expiration dates between 2018 and 2021 and have fixed rates of between 1.13% and 1.94%. The total unrealized gain recognized in the consolidated statement of operations relating to our interest rate swap agreement in 2016 was $2.8 million.

Total return swap agreement

In December 2015 we entered into a Total Return Swap agreement, or TRS, related to 3.0 million of our common shares, which is indexed to our own common shares. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $18.75. The total unrealized gain recognized in the consolidated statement of operations relating to our TRS agreement in 2016 was $24.8 million.

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

In addition to the above TRS transaction, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS transaction indexed to our own common shares was our only TRS agreement as of December 31, 2016.

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

Capital Commitments

FLNG conversion

Our FLNG conversion commitments is described in Item 18 - Financial Statements: note 32, "Capital Commitments".

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See note 2, "Accounting Policies" to our Consolidated Financial Statements included herein.

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

Pool revenues and expenses under the Cool pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements. Accordingly, we have presented our share of the net income earned under the cool pool arrangement across a number of line items in the income statement. For net revenues  incurred relating specifically to Golar’s vessels and for which we are deemed the principal, these will be presented gross on the face of  the income statement in the line items “Time charter and voyage revenues” and “Vessel operating expenses”. For pool net revenues generated by the other participants in the pooling arrangement these will be presented separately in revenue and expenses from collaborative arrangements.

Vessels and impairment

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. When such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2016, for eight of our vessels the carrying value was higher than their estimated market values (based on third party ship broker valuations). Refer to note 9, "Impairment of Long-term Assets" to our Consolidated Financial Statements included herein for details. As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as for each of these vessels, the projected undiscounted net cash flows was significantly higher than its carrying value. Significant assumptions used included, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecast charter rates are based on information of existing charters in the market including forecasts from the Cool Pool arrangement, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs adjusted for assumed inflation.

Furthermore for the Gandria, although earmarked for conversion to a FLNG, until she satisfies the criteria to be classified as an asset under development to a FLNG for the purpose of the impairment review, the projected undiscounted net cash flows for the vessel were based on her reactivation and operation as a Floating Storage Unit ("FSU") and not the higher net cash flows as a FLNG. Charter hire for the vessel was assessed based on the Golar Arctic FSU charter rate as a basis for the estimate of the rate achievable by the Gandria as a FSU. After reactivation, it is expected that the vessel will be operational for a further five years. Forecast reactivation costs and operating expenses are based on internal technical knowledge and assumption of inflation.

The cash flows on which our assessment is based is highly dependent upon our forecasts, which are highly subjective. Although we believe the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future.

Vessel market values

Under "Vessels and impairment", we discuss our policy for assessing impairment of the carrying values of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not recognize an impairment for those vessels' due to our belief that projected undiscounted net cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNG carriers and FSRUs are based on approximate vessel market values that have been received from third party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the secondhand market for these types of vessels.

With respect to the Hilli, which is currently undergoing her conversion to a FLNG vessel, a discounted cash flow approach was adopted given the unique nature of the vessel and that the FLNG markets are considered to be illiquid, difficult to observe and therefore judgmental. Furthermore, no broker valuations exist for this vessel as a FLNG. Our key assumptions include cash flow projections relating to pricing and volume, operating costs, and levels of future capital investment. Other assumptions include that she operates as intended and project forecasts based upon our understanding of the economics of future FLNG projects.

Furthermore, in relation to the vessels currently in lay-up, the Gimi and the Gandria, whilst they have been earmarked for conversion to FLNG vessels, instead of the discounted cash flow approach adopted for the Hilli above, for consistency with the methodology applied in our impairment review, estimated vessel market values for these vessels is on the basis they operate as LNG carriers/FSUs.

While we intend to hold and operate our vessels, were we to hold them for sale, we have determined that, as of December 31, 2016, the fair market value of our vessels, with the exception of eight vessels, were greater than their carrying value. With respect to these eight vessels, the aggregate carrying value of these vessels exceeded their aggregate market value by approximately $81 million. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Consolidation of lessor VIE entities

As of December 31, 2016, we leased six vessels under finance leases from wholly owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

Exchange of Incentive Distribution Rights “IDR Reset”

On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met (“the Earn-Out Units”). Half of the Earn-Out Units (“first tranche”) will vest if we pay a distribution equal to or greater than $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. The remaining Earn-Out Units (“second tranche”) will be issued if the first tranche of the Earn-Out Units vest and we pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs is not materially different to the fair value of all of the newly issued instruments.

In relation to this IDR reset transaction, we analogized to the guidance within ASC 845 (non-monetary transactions) for the exchange of a controlled asset or group of assets that does not meet the definition of a business for a non-controlling interest. Under this guidance, we elected for the accounting policy choice to apply “carry over” accounting to the exchange and any future transactions which fall under the remit of the same guidance. The application of “carry over” accounting means that there is no Income Statement impact from the transaction.

Furthermore, we considered the nature of the Earn-Out Units and determined that they met the definition of a derivative.

Analogizing to the step acquisition guidance in ASC 323 (Investments - Equity Method and Joint Ventures) we calculated a new basis difference on the new units that were issued as part of the equity exchange.

The overall effect of the IDR Reset on the transaction date was (i) a reclassification of the initial fair value of the derivative from “Investment in affiliates” to “Other non-current assets” of $15.0 million, and (ii) the residual carrying value of the Old IDRs (after reclassification of the derivative fair value) was reallocated across the new instruments on a relative fair value basis.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 5, "Recently Issued Accounting Standards".

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the section of this item entitled "- Market Overview and Trends" and “Item 4. Information on the Company - B. Business Overview - The Natural Gas Industry.”

E.           Off-Balance Sheet Arrangements

We are also committed to make rental payments under operating leases for office premises under operating leases. The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2016:

(in millions of $)	Total Obligation	Due in 2017	Due in 2018 – 2019	Due in 2020 – 2021	Due Thereafter
Long-term and short-term debt (1)	1,798.4	674.3	485.7	266.6	371.8
Interest commitments on long-term debt and other interest rate swaps (2)	335.0	78.7	115.5	61.1	79.7
Operating lease obligations (3)	28.4	23.7	2.4	2.3	—
Purchase obligations:
Egyptian Venture (4)	—	—	—	—	—
FLNG conversion (5)	485.2	429.4	55.8	—	—
Other long-term liabilities (6)	—	—	—	—	—
Total	2,647.0	1,206.1	659.4	330.0	451.5

(1)
The amounts repayable in 2017 includes $219.7 million of our convertible bonds maturing in March 2017. As further described in note 34 to the Consolidated Financial Statements contained herein, we closed a new $402.5 million five year convertible bond in February 2017 and a $150 million margin loan in March 2017. Accordingly, as a result of the refinancing, the carrying amount of $218.9 million has been reclassified to non-current debt on the face of the consolidated balance sheet in the Consolidated Financial Statements contained herein. The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.

(2)
Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.98% and taking into account our various margin rates and interest rate swaps associated with each financing arrangement.

(3)
The above table includes operating lease payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. Under the Option Agreement, in the event that the charterer did not renew or extend its charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015.

(4)
As at December 31, 2016, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by the Egyptian Natural Gas Holding Company, or ECGS, as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(5)
This refers to our committed costs for the completion of the conversion of the Hilli into a FLNG. It does not include the Gimi and the Gandria since these vessels have not yet entered into conversion and conversion is subject to delivering the notice to proceed, among other conditions.

(6)
Our Consolidated Balance Sheet as of December 31, 2016, includes $52.2 million classified as "Other long-term liabilities" of which $37.9 million represents liabilities under our pension plans and $11.4 million represents other guarantees provided to Golar Partners. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See note 26 ''Other Long-Term Liabilities'' to our Consolidated Financial Statements included herein for additional information regarding our other long-term liabilities.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of April 24, 2017.

Name	Age	Position
Daniel Rabun	62	Chairman of our board of directors, director, Audit Committee member and Nomination Committee member
Tor Olav Trøim	54	Director
Fredrik Halvorsen	43	Director
Carl Steen	66	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	52	Director and Compensation Committee member
Lori Wheeler Naess	46	Director and Audit Committee Chairperson
Andrew Whalley	50	Director

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. He joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015 Mr. Rabun became a member of the Management Development and Compensation Committee of Apache Corporation. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Tor Olav Trøim has served as a director of the Company since September 2011, having previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated with a M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until September 2014. Mr. Trøim also served as a director and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited, Golar LNG Partners LP, Seadrill Partners LLC and as an alternate director of Frontline Ltd until September 2014. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt-Nielsen Limited, Borr Drilling and Valerenga Football Club.

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

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess was most recently a director with PricewaterhouseCoopers, or PWC, in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PWC in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant.

Andrew Whalley has served as a director since February 2015, he also served as our company secretary until October 2016. He is a Bermudian lawyer called to the Bar in 1995. He has experience in aviation and shipping law, as well as general corporate matters. He is currently of Counsel to Alexanders, a Bermuda law firm, and is also an independent consultant providing legal and corporate secretarial services. Mr. Whalley is a director and co-founder of Provenance Information Assurance Limited, a company involved in the development of software for the legalization of documents.

Executive Officers

The following provides information about each of our executive officers as of April 24, 2017.

Name	Age	Position
Oscar Spieler	56	Chief Executive Officer – Golar Management
Oistein Dahl	56	Chief Operating Officer – Golar Management Norway
Brian Tienzo	43	Chief Financial Officer – Golar Management
Hugo Skår	49	Chief Technical Officer – Golar Management

Oscar Spieler has been the Chief Executive Officer of Golar Management since May 2016 and prior to this was Executive Advisor to the Board of Directors of Golar LNG Limited from 2011 to 2016. Mr. Spieler has also previously served as Chief Executive Officer of Golar LNG Energy Limited from July 2009 to June 2011. Prior to this appointment, Mr. Spieler had served as Chief Executive Officer of Sea Production Ltd. from October 2006 to October 2008 and as Chief Executive Officer of Frontline Management AS from 2003 to 2006. Mr. Spieler has also previously served as Technical Director of Frontline Management AS from November 1999 until 2003. From 1995 to 1999, he served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV-GL, working with both shipping marine operations and offshore assets. Mr. Spieler has also served as a Director of Archer Limited (formerly, Seawell Limited). Mr Spieler holds a Masters degree in Naval Architecture from the Norwegian University of Science and Technology.

Oistein Dahl has served as the Chief Operating Officer and the Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since April 2012. Mr. Dahl started at Golar in September 2011. He previously worked for Höegh Fleet, where he was President for four years. He had served at Höegh Fleet for several years and had several positions within vessel management, newbuildings and projects, as well as business development. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society DNV-GL. Mr. Dahl has a MSc degree from the NTNU technical university in Trondheim.

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

Hugo Skår has served as Vice President, Project Management for Golar Management since 2004 and became Chief Technical Officer in 2009. Mr. Skår has been responsible for our successful FSRU conversion projects. Mr. Skår has a MSc degree in Naval Architecture. He worked for nine years at Bergesen (Newbuilding & Project Division) and has extensive experience from newbuilding supervision and VLCC conversions to floating production storage offshore. From 2001 to 2004, he served as Site Manager and Project Manager for the construction of Bergesen's new LNG carriers.

B.      Compensation

For the year ended December 31, 2016, we paid to our directors and executive officers aggregate cash compensation (including bonus) of $3.0 million and an aggregate amount of $0.8 million for pension and retirement benefits. During the year ended December 31, 2016, we granted options covering 0.9 million common shares at a weighted average exercise price of $26.21 with an expiration date of 2022. For a description of our stock option plan please refer to the section of this item entitled "E. Share Ownership - Option Plan" below.

In addition to cash compensation, during 2016 we also recognized an expense of $2.5 million relating to stock options issued to certain of our directors and employees. See note 28 “Share Capital and Share Options” to our Consolidated Financial Statements included herein.

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

D.      Employees

As of December 31, 2016, we employed approximately 120 people in our offices in Croatia, London and Oslo. We also employ approximately 492 seagoing employees. These employees serve both Golar and Golar Partners.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of April 24, 2017. Also shown are their interests in share options awarded to them under our various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
Daniel Rabun	*	*	75,000	$21.55	2021
			11,905	$27.26	2022
Tor Olav Trøim	3,562,445	3.56%	8,251	$5.38	2017
			2,750	$1.38	2017
			150,000	$56.00	2019
			5,310	$21.55	2021
			103,970	$27.26	2022
Fredrik Halvorsen	*	*	5,310	$21.55	2021
			3,970	$27.26	2022
Carl Steen	—	—	5,310	$21.55	2021
			3,970	$27.31	2022
Niels Stolt-Nielsen	2,391,813	2.39%	5,310	$21.55	2021
			3,970	$27.26	2022
Lori Wheeler Naess	—	—	5,310	$21.55	2021
			3,970	$27.26	2022
Oscar Spieler	—	—	150,000	$56.00	2019
			9,100	$56.00	2020
			125,000	$21.45	2021
			65,220	$23.40	2021
Oistein Dahl	*	*	25,000	$24.35	2017
			6,100	$56.00	2020
			75,000	$56.00	2019
			50,000	$23.40	2021
Brian Tienzo	—	—	11,797	$5.38	2017
			6,766	$1.38	2017
			8,000	$56.00	2020
			125,000	$56.00	2019
			50,000	$23.40	2021
Hugo Skar	—	—	100,000	$56.00	2019
			6,100	$56.00	2020
			50,000	$23.40	2021
* Less than 1%

Our directors and executive officers have the same voting rights as all other holders of our Common Shares.

Option Plans

Our board of directors adopted an Employee Share Option Plan, or the Plan, in February 2002, as amended and restated in October 2007. The Plan authorized our board to award, at its discretion, options to purchase our common shares to employees of the Company, who were contracted to work more than 20 hours per week and to any director of the Company.

Under the terms of the Plan, the board of directors could determine the exercise price of the options, provided that the exercise price per share is not lower than the then current market value. Options that have not lapsed will become immediately exercisable at the earlier of the vesting date, the option holder's death or change of control of the Company. All options will expire on the tenth anniversary of the option's grant or at such earlier date as the board of directors may from time to time prescribe.

As of December 31, 2016, 0.8 million of our authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans. For further detail on share options please see note 28 "Share Capital and Share Options" to our Consolidated Financial Statements included herein.

The exercise price of options, granted in 2006 and later, are reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of April 24, 2017.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of April 24, 2017 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent
Capital Research Global Investors (1)	11,706,182	11.60%
FMR LLC (2)	10,006,463	9.99%
Barrow, Hanley, Mewhinney and Strauss, LLC (3)	7,250,202	7.25%

(1) Information derived from the Schedule 13G/A of Capital Research Global Investors filed with the Commission on February 25, 2017.
(2) Information derived from the Schedule 13G/A of FMR LLC filed with the Commission on February 13, 2017.
(3) Information derived from the Schedule 13G of Barrow, Hanley, Mewhinney and Strauss LLC filed with the Commission on December 31, 2016.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of issued and outstanding common shares. We are not aware of any arrangements the operation of which may, at a subsequent date, result in our change of control of the Company.

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

The related party transactions that we were party to between January 1, 2016 and December 31, 2016 are described in Note 31, "Related Party Disclosures" to our Consolidated Financial Statements included herein.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

See ''Item 18. Financial Statements''

Legal proceedings and claims

As of December 31, 2016, the FSRU, the Golar Tundra had yet to commence operations with WAGL under the terms of her time charter party.  In October 2016, we formally commenced arbitration proceedings against WAGL to recover amounts due under the charter arrangement. We believe we have strong merits to our case. However, there can be no assurance that our position will prevail or that we are able to negotiate a mutually agreeable way forward. As of December 31, 2016, we have recognized revenues of only $1.0 million representing cash received from WAGL in the period.

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of loss. We are currently in conversation with HMRC on this matter, presenting the factual background of our position. See Note 33 “Other Commitments and Contingencies” to our Consolidated Financial Statements included herein for further details.

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

For 2016, our board of directors declared quarterly dividends in June 2016, September 2016, December 2016 and February 2017 in the aggregate amount of $19.5 million, or $0.20 per share.

For 2015, our board of directors declared quarterly dividends in June 2015, September 2015, December 2015 and February 2016 in the aggregate amount of $130.8 million, or $1.40 per share.

For 2014, our board of directors declared quarterly dividends in June 2014, September 2014, December 2014 and February 2015 in the aggregate amount of $162.3 million, or $1.80 per share.

B.           Significant Changes

There have been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in note 34 ''Subsequent Events''.

ITEM 9.  THE OFFER AND LISTING

Listing Details and Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol "GLNG".

The following table sets forth, for the periods indicated the high and low prices for the common shares on the Nasdaq.

	Nasdaq
	High	Low
Year ended December 31
2016	$26.49	$9.42
2015	$51.89	$13.50
2014	$74.44	$31.21
2013	$41.55	$30.51
2012	$47.82	$31.71

	Nasdaq
	High	Low
Quarter ended
Second quarter 2017 (1)	$28.64	$25.42
First quarter 2017	$29.18	$23.33
Fourth quarter 2016	$26.49	$20.22
Third quarter 2016	$22.89	$14.96
Second quarter 2016	$24.67	$14.32
First quarter 2016	$21.53	$9.42
Fourth quarter 2015	$34.69	$13.50
Third quarter 2015	$50.00	$25.52
Second quarter 2015	$51.89	$32.97
First quarter 2015	$37.24	$27.72

	Nasdaq
	High	Low
Month ended
April 2017 (1)	$28.64	$25.42
March 2017	$29.18	$26.12
February 2017	$28.64	$25.74
January 2017	$28.42	$23.33
December 2016	$25.45	$22.72
November 2016	$26.49	$20.22
October 2016	$24.74	$20.69

(1) For the period from April 1, 2017 through to April 24, 2017.

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

The Company’s Bye-law 94 provides the board of directors with the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation.  The Company’s directors are not required to retire because of their age, and the directors are not required to be holders of the Company’s common shares.  Directors serve for a one year term, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.  The Company’s Bye-laws provide that no director, alternate director, officer or member of a committee, if any, resident representative, or his heirs, executors or administrators, whom we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favour, or in which he is acquitted or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.  The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.  The indemnity provisions are covered by Bye-laws 138 through 146.

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

C.           Material contracts

The following is a list of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

1.

1.	Rules of Golar LNG Limited Bermuda Employee Share Option Scheme.

2.	Omnibus Agreement dated April 13, 2011, by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.

3.	Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.

4.	Bermuda Tax Assurance, dated May 23, 2011.

5.	Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee.

6.
Purchase, Sale and Contribution Agreement, dated December 15, 2014, by and among Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Limited, providing for, among other things, the sale of the Golar Eskimo.

7.	Memorandum of Agreement, dated December 19, 2014, by and between Golar LNG 1460 Corporation and PT Perusahaan Pelayaran Equinox, providing for, among other things, the sale of the Golar Viking.

8.	Engineering, Procurement and Construction Contract, dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited.

9.
Facilities Agreement, by and among Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for a $1.125 billion facility, dated July 25, 2013.

10.
Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated October 1, 2013.

11.
Second Supplemental Agreement between Golar Hull M2021 Corp, Golar Hull M2026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated August 28, 2014.

12.
Third Supplemental Agreement between Golar Hull M021 Corp, Golar Hull M026 Corp, Golar Hull M2031 Corp, Golar Hull M2022 Corp, Golar Hull M2023 Corp, Golar Hull M2027 Corp, Golar Hull M2024 Corp, Golar LNG NB 12 Corporation, and a consortium of banks for $1.125 billion facility, dated December 11, 2014.

13.	Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

14.	Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

15.	LNG Time Charter Party, dated May 27, 2015, by and between Golar Grand Corporation and Golar Trading Corporation.

16.	Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjing Shipping S.A.

17.	Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjing Shipping S.A. and Golar Hilli Corporation.

18.	Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Ltd, providing for, among other things, the sale of the Golar Tundra.

19.
Management and Administrative Services Agreement, effective as of April 1, 2016, between Golar LNG Partners LP and Golar Management Limited. Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd.

20.	Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited.

21.	Joint Venture and Shareholders' Agreement, dated July 25, 2016, by and between Golar GLS UK Limited and Schlumberger B.V.

22.	Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016.

23.	Exchange Agreement, dated October 13, 2016, by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC.

24.	Engineering, Procurement and Construction Contract, dated December 27, 2016, by and between Golar Gimi Corporation and Keppel Shipyard Limited.

25.	Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee.

26.	Loan Agreement, dated March 3, 2017, by and between Golar ML LLC and Citibank N.A.

27.	General Management Agreement, dated April 4, 2017, by and between Golar Management Ltd and Golar Power Limited.

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

Based upon our current and anticipated shipping operations, our vessels are and will be operated in various parts of the world, including to or from U.S. ports. For the 2016, 2015 and 2014 taxable years, the U.S. source gross income that we derived from our vessels trading to or from U.S. ports was $nil, $nil and $nil, respectively, and the potential U.S. federal income tax liability resulting from this income, in the absence of our qualification for exemption from tax under section 883 of the Code, or an applicable U.S. income tax treaty, as described below, would have been $nil, $nil and $nil, respectively.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2016.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test."  We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2016.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2016, we were not subject to the 5% Override Rule for 2016. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2016 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2016, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code.

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

F.           Dividends and Paying Agents

Not applicable.

G.          Statements by Experts

Not applicable.

H.          Documents on Display

We will file reports and other information with the U.S. Securities and Exchange Commission, or the Commission. These materials, including this document and the accompanying exhibits, may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

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

Interest rate risk. A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. As of December 31, 2016, we are over hedged. This is in connection with the FLNG Hilli facility, which currently bears a fixed interest rate, but will convert to a floating rate interest, upon delivery of the Hilli as a converted FLNG and subject to satisfaction of certain conditions.

As of December 31, 2016, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $1.3 billion. The principal of our floating rate loans outstanding as of December 31, 2016 was $891.5 million. Based on our floating rate debt at December 31, 2016, a one-percentage point increase in the floating interest rate would increase our interest expense by $5.1 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2016, see note 30 “Financial Instruments” to our Consolidated Financial Statements.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, or GBP, Norwegian Kroners, or NOK, and Euros, in relation to our administrative office in the U.K. and operating expenses incurred in a variety of foreign currencies. Based on our GBP expenses for 2016, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $1.9 million.

We operate a branch in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2016, a 10% depreciation of the U.S Dollar against NOK would have increased our expenses by $2.1 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs incurred in 2016, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2015 by approximately $2.0 million.

Equity risk. As of December 31, 2016, we are party to a Total Return Swap, or TRS, contract indexed to 3,000,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract has been extended to expire in June 2017. The weighted average reference price was $42.03 per common share. As of December 31, 2016, we had also entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $18.75. The open position of both contracts at December 31, 2016, exposes us to market risk associated with our share price and the share price of Golar Partners, and it is estimated that a 10% reduction in both share prices as at December 31, 2016, would generate an adverse mark-to-market adjustment of approximately $7.1 million, which would be recorded in our consolidated statement of operations.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2016. At the time our Annual Report on Form 20-F for the year ended December 31, 2016 was filed on May 1, 2016, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016.

 (b)         Management's annual report on internal controls over financial reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, the following report is provided by management in respect of our internal control over financial reporting. As defined in the Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management previously reported a material weakness in the Company’s internal control over financial reporting related to the design of our control over the accounting for significant and complex transactions in the Annual Report form 20-F/A for the year ended December 31, 2015.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2016, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

(d)          Changes in internal control over financial reporting

In 2016, the company enhanced its control over the accounting for significant and complex transactions by implementing:

•	a more rigorous process to identify and stratify significant transactions based upon their complexity; and

•
a formal preparation and review (including escalation) process for the accounting analysis of such transactions dependent upon the level of complexity and extent of judgment involved. This may include the engagement of appropriately qualified third party experts as required.

The company completed the documentation and testing of the corrective actions and, as of December 31, 2016, has concluded that the steps taken have remediated the material weakness related to the accounting for significant and complex transactions.

In addition, the company implemented its planned transition of the processes and controls formerly provided by Wilhelmsen into GMN. The transition included an implementation of IT systems as well as a re-design of the certain processes and controls. The transition was fully completed in the final quarter of 2016. Furthermore, the company has also designed and implemented processes and controls in relation to the reliance of the financial information provided by the Cool Pool. The implementation of these controls were completed in the final quarter of 2016.

Aside from the above-mentioned completed remediation actions and changes, there were no changes in the group’s internal controls over financial reporting that occurred during the period covered by the Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Naess, a director, qualifies as an audit committee financial expert and is independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Securities Exchange Act of 1934.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Ethics that applies to all the employees of the company and its subsidiaries. A copy of our Code of Ethics may be found on our website www.golarlng.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this Annual Report. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Fiscal year ended December 31, 2016*	$1,989,721
Fiscal year ended December 31, 2015	$1,259,082
* includes fees in relation to the restatement of the 2015 Form 20-F.

Total audit fees incurred with respect to Ernst & Young LLP were approximately $2.0 million and $1.3 million for 2016 and 2015, respectively.

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

Fiscal year ended December 31, 2016	$63,636
Fiscal year ended December 31, 2015	$—

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2016	$109,663
Fiscal year ended December 31, 2015	$335,853

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

Fiscal year ended December 31, 2016	$170,416
Fiscal year ended December 31, 2015	$—

(e)      Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2016 and 2015 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2014, our Board of Directors approved the purchase of up to 5% of the outstanding common stock of the Company over a two year period. Accordingly, as of December 31, 2016 and 2015, we had repurchased 0.2 million and 0.3 million shares respectively for an aggregate cost of $20.5 million.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programme	Maximum number of shares that may be purchased under the plans or programme (1)
October 2015	300,000	$40.90	300,000	4,400,000
January 2016	200,000	$41.07	200,000	4,200,000
As of December 31, 2016	500,000	$40.97	500,000	—

(1) The Board approval lapsed in November 2016 and therefore, as of December 31, 2016, no further shares may be purchased under the plans or programme.

In connection with the Board approved share repurchase scheme discussed above, this is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2016, the counterparty to the equity swap transactions had acquired 3.0 million shares in the Company at a price of $42.03. The effect of our Total Return Swap in our consolidated statement of operations as at December 31, 2016 is a unrealized marked-to-market gain of $24.8 million. There is at present no obligation for us to purchase any shares from the counterparty.

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

Nomination Committee. We are exempt from certain Nasdaq requirements regarding our nomination committee. Consistent with Bermuda law, our nomination committee may consist of members who are not independent directors. The committee is currently comprised of Carl Steen and Daniel Rabun. The primary responsibility of this committee is to select and recommend to the board, director and committee member candidates.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-70 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2016, 2015 and 2014 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the three years ended December 31, 2016 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2016 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on May 1, 2017 are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual report:

Number	Description of Exhibit
1.1**
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of Golar LNG Limited’s Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2**	Bye-Laws of Golar LNG Limited amended and adopted September 20, 2013, incorporated by reference to Exhibit 3.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 1, 2014.
1.3**	Certificate of Incorporation as adopted on May 10, 2001, incorporated by reference to Exhibit 1.3 of Golar LNG Limited’s Original Registration Statement.
1.4**
Certificate of deposit of memorandum of increase of share capital of Golar LNG Limited registered on June 20, 2001 (increasing Golar LNG Limited’s authorized capital), incorporated by reference to Exhibit 1.4 of Golar LNG Limited’s Original Registration Statement.

1.5**
Certificate of deposit of memorandum of increase of share capital of Golar LNG Limited registered November 6, 2014, incorporated by reference to Exhibit 1.6 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

2.1**	Form of share certificate incorporated by reference to Exhibit 2.1 of Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
2.2*	Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee
4.1**	Rules of the Bermuda Employee Share Option Scheme, incorporated by reference to Exhibit 4.6 of Golar LNG Limited’s Original Registration Statement.
4.2**
Omnibus Agreement dated April 13, 2011, by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited, incorporated by reference to Exhibit 4.2* of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.3**
Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited, incorporated by reference to Exhibit 4.2(a)* of Golar LNG Partners L.P. Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

4.4**	Bermuda Tax Assurance, dated May 23, 2011, incorporated by reference to Exhibit 4.4 of Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
4.5**
Bond Agreement dated March 5, 2012 between Golar LNG Ltd and Norsk Tillitsmann ASA as bond trustee, incorporated by reference to Exhibit 4.6 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

4.6**
Purchase, Sale and Contribution Agreement, dated December 15, 2014, by and among Golar LNG Partners LP, Golar Partners Operating LLC and Golar LNG Limited, providing for, among other things, the sale of the Golar Eskimo, incorporated by reference to Exhibit 4.9 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.7**
Memorandum of Agreement, dated December 19, 2014, by and between Golar LNG 1460 Corporation and PT Perusahaan Pelayaran Equinox, providing for, among other things, the sale of the Golar Viking, incorporated by reference to Exhibit 4.10 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

4.8**
Engineering, Procurement and Construction Contract, dated May 22, 2014 by and between Golar Hilli Corporation and Keppel Shipyard Limited, incorporated by reference to Exhibit 5.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on September 4, 2014.

4.9**
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

4.10**
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

4.12**
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

4.13**
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

4.15**
LNG Time charter party dated May 27, 2015 between Golar Grand Corporation and Golar Trading Corporation, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 13, 2015.

4.16**
Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.17**
Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjing Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.18**
Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjing Shipping S.A. and Golar Hilli Corporation, incorporated by reference to Exhibit 4.2 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on December 24, 2015.

4.19**
Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Limited, providing for, among other things, the sale of the Golar Tundra, incorporated by reference to Exhibit 4.23 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.20*	Management and Administrative Services Agreement, effective as of April 1, 2016, between Golar LNG Partners LP and Golar Management Limited.
4.21*	Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd.
4.22*	Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited.
4.23*	Joint Venture and Shareholders' Agreement, dated July 25, 2016, by and between Golar GLS UK Limited and Schlumberger B.V.
4.24**
Exchange Agreement, dated October 13, 2016, by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC, incorporated by reference to Exhibit 10.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K of Golar LNG Partners LP, filed on October 19, 2016.

4.25**
Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A/A of Golar LNG Partners LP, filed on October 19, 2016.

4.26*	Engineering, Procurement and Construction Contract, dated December 27, 2016, by and between Golar Gimi Corporation and Keppel Shipyard Limited.
4.27*	Loan Agreement, dated March 3, 2017, by and between Golar ML LLC and Citibank N.A.
4.28*	General Management Agreement, dated April 4, 2017, by and between Golar Management Ltd and Golar Power Limited.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of Golar LNG Limited’s Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

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

Golar LNG Limited
(Registrant)

Date	May 1, 2017	By	/s/ Brian Tienzo
Brian Tienzo
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Golar LNG Limited

We have audited the accompanying consolidated balance sheets of Golar LNG Limited as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golar LNG Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Golar LNG Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 1, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
May 1, 2017

The Board of Directors and Shareholders of Golar LNG Limited

We have audited Golar LNG Limited’s internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Golar LNG Limited management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Golar LNG Limited maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of Golar LNG Limited and our report dated May 1, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
London, United Kingdom
May 1, 2017

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except per share data)

	Notes	2016	2015	2014
Operating revenues
Time and voyage charter revenues*		52,302	90,127	95,399
Time charter revenues - collaborative arrangement*	14	13,730	—	—
Vessel and other management fees*		14,225	12,547	10,756
Total operating revenues		80,257	102,674	106,155
Operating expenses
Vessel operating expenses		53,163	56,347	49,570
Voyage, charter-hire and commission expenses*		36,423	69,042	27,340
Voyage, charter-hire and commission expenses - collaborative arrangement*	14	11,140	—	—
Administrative expenses		45,960	33,526	19,267
Depreciation and amortization		72,972	73,732	49,811
Impairment of long-term assets		1,706	1,957	500
Total operating expenses		221,364	234,604	146,488
Gain on disposals to Golar Partners*	6	—	102,406	43,287
Other operating loss		—	—	(6,387)
Impairment of vessel held-for-sale	19	—	(1,032)	—
Other operating gains - LNG trading		16	—	1,317
Loss on disposal of vessel held-for-sale	19	—	(5,824)	—
Operating loss		(141,091)	(36,380)	(2,116)
Other non-operating (expense) income
Net loss on loss of control of Golar Power	7	(8,483)	—	—
Other non-operating (expense) income		(132)	(27)	272
Total other non-operating (expense) income		(8,615)	(27)	272
Financial income (expense)
Interest income*		2,969	6,896	716
Interest expense*		(71,201)	(68,793)	(17,785)
Other financial items, net	10	8,691	(112,722)	(70,783)
Net financial expense		(59,541)	(174,619)	(87,852)
Loss before equity in net earnings of affiliates, income taxes and non-controlling interests		(209,247)	(211,026)	(89,696)
Income taxes	11	589	3,053	1,114
Equity in net earnings of affiliates	14	47,878	55,985	42,220
Net loss		(160,780)	(151,988)	(46,362)
Net income attributable to non-controlling interests		(25,751)	(19,158)	(1,655)
Net loss attributable to stockholders of Golar LNG Ltd		(186,531)	(171,146)	(48,017)
Loss per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Loss per share – basic and diluted	12	$(1.99)	$(1.83)	$(0.55)
Cash dividends declared and paid		$0.60	$1.35	$1.80
* This includes amounts arising from transactions with related parties (see note 31).

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	Notes	2016	2015	2014
COMPREHENSIVE LOSS
Net loss		(160,780)	(151,988)	(46,362)
Other comprehensive (loss) income:
(Loss) gain associated with pensions, net of tax	27, 29	(556)	2,851	(2,520)
Net gain (loss) on qualifying cash flow hedging instruments(1)(2)	29	3,606	(4,440)	6,669
		3,050	(1,589)	4,149
Comprehensive loss		(157,730)	(153,577)	(42,213)

Comprehensive (loss) income attributable to:
Stockholders of Golar LNG Limited		(183,481)	(172,735)	(43,868)
Non-controlling interests		25,751	19,158	1,655
Comprehensive loss		(157,730)	(153,577)	(42,213)

(1) Includes share of net gain of $3.6 million, net loss of $4.8 million and $nil on qualifying cash flow hedging instruments held by an affiliate for the years ended December 31, 2016, 2015 and 2014, respectively. Refer to note 29.
(2) No tax impact for the years ended December 31, 2016, 2015 and 2014.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2016 and 2015
(in thousands of $)

	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents		224,190	105,235
Restricted cash and short-term deposits	20	183,525	228,202
Trade accounts receivable*		3,567	4,474
Prepaid expenses and other assets	15	7,330	24,753
Inventories		7,257	8,650
Assets held-for-sale	19	271,307	267,034
Total current assets		697,176	638,348
Long-term assets
Restricted cash	20	232,335	180,361
Investments in affiliates	14	648,780	541,565
Cost method investment	21	7,347	7,347
Newbuildings	16	—	13,561
Asset under development	17	731,993	501,022
Vessels and equipment, net	18	1,883,066	2,336,144
Other non-current assets	22	56,214	50,850
Total assets		4,256,911	4,269,198
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	25	451,454	491,398
Trade accounts payable		23,790	53,281
Accrued expenses	23	75,081	53,333
Amounts due to related parties	31	135,668	7,128
Other current liabilities	24	78,983	148,077
Liabilities held-for-sale	19	209,296	201,213
Total current liabilities		974,272	954,430
Long-term liabilities
Long-term debt	25	1,320,599	1,344,509
Other long-term liabilities	26	52,214	54,080
Total liabilities		2,347,085	2,353,019
Commitments and contingencies EQUITY	32, 33
Share capital 101,080,673 common shares of $1.00 each issued and outstanding (2015: 93,546,663)	28	101,081	93,547
Treasury shares		(20,483)	(12,269)
Additional paid-in capital		1,488,556	1,317,806
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(9,542)	(12,592)
Retained earnings		103,650	308,874
Total stockholders' equity		1,863,262	1,895,366
Non-controlling interests	4	46,564	20,813
Total equity		1,909,826	1,916,179
Total liabilities and equity		4,256,911	4,269,198
* This includes amounts arising from transactions with related parties (see note 31).

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	Notes	2016	2015	2014
Operating activities
Net loss		(160,780)	(151,988)	(46,362)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization		72,972	73,732	49,811
Amortization of deferred charges and debt guarantee		13,732	(2,073)	2,459
Equity in net earnings of affiliates		(47,878)	(55,985)	(42,220)
Gain on disposals to Golar Partners	6	—	(102,406)	(43,287)
Loss on loss of control of Golar Power	7	8,483	—	—
Loss on disposal of vessel held-for-sale		—	5,824	—
Impairment of vessel held-for-sale		—	1,032	—
Dividends received		55,517	52,800	61,967
Compensation cost related to stock options		5,816	4,125	1,619
Net foreign exchange losses		1,429	2,404	1,314
Amortization of deferred tax benefits on intra-group transfers		(1,715)	(3,488)	(3,488)
Impairment of long-term assets	9	1,706	1,957	500
Impairment of loan receivable	10	7,627	15,010	—
Drydocking expenditure		—	(10,405)	(8,947)
Change in assets and liabilities, net of effects from the sale of Golar Eskimo, Golar Igloo and Golar Maria:
Restricted cash	20	47,834	(280,000)	—
Trade accounts receivable		(567)	911	(10,533)
Inventories		987	(2,252)	(809)
Prepaid expenses, accrued income and other assets		14,924	(6,361)	27,612
Amounts due to related companies		(9,444)	15,259	(6,003)
Trade accounts payable		(28,511)	8,944	(1,746)
Accrued expenses		(3,410)	21,479	13,802
Other current liabilities (1)		(17,273)	66,832	29,184
Net cash (used in) provided by operating activities		(38,551)	(344,649)	24,873
Investing activities
Additions to vessels and equipment		(14,477)	(26,110)	(2,359)
Additions to newbuildings		(19,220)	(559,667)	(1,150,669)
Additions to asset under development		(200,821)	(111,572)	(313,645)
Investment in subsidiary, net of cash acquired		—	(16)	—
Proceeds from disposal of investments in affiliates		—	207,428	—
Additions to investments in affiliates		(10,200)	(5,023)	—
Short-term loan granted		(1,000)	(2,000)	—
Proceeds from repayment of short-term loan granted		—	400	—

Investing activities (continued)
Proceeds from disposals to Golar Partners, net of cash disposed		107,247	226,872	155,319
Proceeds from loss of control of Golar Power, net of cash disposed	7	113,321	—	—

Short-term loan granted to Golar Partners		—	—	(20,000)
Additions to other long-term assets		—	—	(49,873)
Proceeds from repayment of short-term loan granted to Golar Partners		—	20,000	—
Proceeds from disposal of fixed assets		—	18,987	—
Restricted cash and short-term deposits		22,928	(25,255)	(48,043)
Net cash used in investing activities		(2,222)	(255,956)	(1,429,270)
Financing activities
Proceeds from short-term and long-term debt (including related parties)	25	405,817	918,801	1,222,746
Repayments of short-term and long-term debt (including related parties)	25	(271,858)	(215,363)	(239,903)
Financing costs paid		(8,372)	(23,266)	(18,672)
Cash dividends paid	24	(54,348)	(121,358)	(155,996)
Proceeds from exercise of share options		1,435	225	1,338
Purchase of treasury shares		(8,214)	(12,269)	—
Proceeds from issuance of equity	28	169,876	—	660,947
Restricted cash and short-term deposits		(74,608)	(32,340)	—
Net cash provided by financing activities		159,728	514,430	1,470,460
Net increase (decrease) in cash and cash equivalents		118,955	(86,175)	66,063
Cash and cash equivalents at beginning of period		105,235	191,410	125,347
Cash and cash equivalents at end of period		224,190	105,235	191,410

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		25,437	37,964	11,372
Income taxes paid		555	1,278	1,372
(1) Includes accretion of discount on convertible bonds of $5.7 million, $5.3 million and $5.0 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Compre- hensive Loss	Retained Earnings	Non-controlling Interest	Total Equity
Balance at December 31, 2013		80,580	—	656,018	200,000	(10,728)	845,857	—	1,771,727
Net loss		—	—	—	—	—	(48,017)	1,655	(46,362)
Dividends		—	—	—	—	—	(155,996)	—	(155,996)
Exercise of share options		185	—	1,153	—	—	—	—	1,338
Grant of share options		—	—	1,619	—	—	—	—	1,619
Net proceeds from issuance of shares		12,650	—	648,297	—	—	—	—	660,947
Other comprehensive income	29	—	—	—	—	4,149	—	—	4,149
Balance at December 31, 2014		93,415	—	1,307,087	200,000	(6,579)	641,844	1,655	2,237,422
Net loss		—	—	—	—	—	(171,146)	19,158	(151,988)
Dividends	24	—	—	—	—	—	(161,824)	—	(161,824)
Exercise of share options		132	—	93	—	—	—	—	225
Grant of share options		—	—	6,358	—	—	—	—	6,358
Forfeiture of share options		—	—	(2,521)	—	—	—	—	(2,521)
Cancellation of share options		—	—	786	—	—	—	—	786
Transfer of additional paid-in capital		—	—	6,003	—	(4,424)	—	—	1,579
Other comprehensive loss	29	—	—	—	—	(1,589)	—	—	(1,589)
Treasury shares		—	(12,269)	—	—	—	—	—	(12,269)
Balance at December 31, 2015		93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	20,813	1,916,179
Net loss		—	—	—	—	—	(186,531)	25,751	(160,780)
Dividends	24	—	—	—	—	—	(18,693)	—	(18,693)
Exercise of share options		59	—	1,376	—	—	—	—	1,435
Grant of share options		—	—	7,865	—	—	—	—	7,865
Forfeiture of share options		—	—	(892)	—	—	—	—	(892)
Net proceeds from issuance of shares	28	7,475	—	162,401	—	—	—	—	169,876
Other comprehensive income	29	—	—	—	—	3,050	—	—	3,050
Treasury shares		—	(8,214)	—	—	—	—	—	(8,214)
Balance at December 31, 2016		101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	46,564	1,909,826

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of December 31, 2016, our fleet comprises of fourteen LNG carriers (including the Golar Grand, which we have chartered back from Golar Partners until October 2017) and one Floating Storage Regasification Unit ("FSRU") (the Golar Tundra, which we sold to Golar Partners in May 2016 but we are required to consolidate until she commences service under the WAGL charter).We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of nine vessels (excluding the Golar Grand and the Golar Tundra), and since July 6, 2016, Golar Power Limited's ("Golar Power") fleet of two LNG carriers and one newbuilding commitment. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of nineteen LNG carriers and seven FSRUs.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNG") based on the conversion of our existing LNG carrier, the Hilli. The Hilli is currently undergoing its FLNG conversion with an expected completion and redelivery date in 2017. We signed agreements for the conversion of the LNG carriers the Gimi and the Gandria to FLNGs in December 2014 and July 2015, respectively. While both agreements have expired, the Gimi conversion agreement was extended and we expect to agree terms for the conversion of the Gandria shortly. We are yet to lodge our final notices to proceed on either of these vessels.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Golar Partners

Golar Partners is our former subsidiary, which is an owner and operator of FSRUs and LNG carriers under long-term charters (defined as five years or longer from the date of the dropdown). In April 2011, we completed the initial public offering ("IPO") of Golar Partners and its listing on the Nasdaq stock exchange. As a result of the offering, our ownership interest was reduced to 65.4% (including our 2% general partner interest). Our ownership interest in Golar Partners as of December 31, 2016 and 2015 is 33.9% and 30.7%, respectively.

Under the provisions of the partnership agreement, the general partner irrevocably delegated the authority to the Partnership's board of directors to have the power to oversee and direct the operations as well as manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2011 until the time of Golar Partners' first Annual General Meeting (''AGM'') on December 13, 2012, we retained the sole power to appoint, remove and replace all members of Golar Partners' board of directors. From the first Golar Partners' AGM, the majority of the board members became electable by the common unitholders and accordingly, from this date, we no longer retain the power to control the board of Golar Partners. As a result, from December 13, 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary.

Golar Power

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with a private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). Golar Power, offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant in the State of Sergipe in Brazil ("Sergipe Project"). Please see note 14 for further details.

OneLNG

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. Please see note 14 for further details.

Going Concern

The financial statements have been prepared on a going concern basis. As of December 31, 2016, the debt outstanding in respect of our convertible bonds, which were due to mature in March 2017, was $218.9 million. We will fund the settlement of the maturing convertible bonds with (i) the proceeds of a new margin loan facility of up to $150 million with Citibank N.A. which closed in March 2017; and (ii) available cash which includes proceeds from our recently completed convertible bond issuance in February 2017, which raised net proceeds of approximately $360.2 million.

Whilst we completed the dropdown of the Golar Tundra in May 2016 to Golar Partners, by virtue of the put option in the side agreement to the sale and purchase agreement with Golar Partners, in the event the WAGL charter does not commence by May 23, 2017, or no satisfactory mitigating arrangement is agreed, Golar Partners may require that Golar repurchase the Golar Tundra for the original purchase price agreed and paid of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments prevailing at the time of dropdown. The Golar Tundra was expected to commence operations in Ghana pursuant to the WAGL charter to serve the related LNG project in the second quarter of 2016. However, as of the current date, due to delays in that LNG project, WAGL has not been able to accept the vessel. We have, however, been informed by WAGL that they have received Parliamentary approval for its Gas Sales Agreement with the Government of Ghana, the lack of which had been the major impediment to progress of the project. We are preserving our legal rights under the charter agreement and are continuing commercial discussions with WAGL, including later start up and extension of the term. As of December 31, 2016, we reassessed the held-for-sale classification for the Golar Tundra. We concluded that, based on the positive status of the negotiations with WAGL and their progress on the Ghana project, the held-for-sale classification remains appropriate.

Furthermore, with respect to our recently formed Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million being required on financial close of the project financing for the power plant, which is expected to occur by December 31, 2017.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions may include intellectual property amongst other items. OneLNG and Ophir have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the first half of 2017. Accordingly, we anticipate in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing of $1.2 billion and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. The convertible bond that we concluded in February 2017 will contribute towards our 51% share of the equity contribution into OneLNG in the 2017 to 2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar into the Equatorial Guinea project.

To address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of one or more of our vessels. However, given the challenging market conditions, albeit signs of an anticipated recovery have been observed, timing of these refinancings remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Crystal in March 2017, in connection with which we raised an additional $9.2 million in additional cash and also allowed the release of $6.8 million from restricted cash. In addition to vessel refinancing, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity, as demonstrated by our recent equity offering in November 2016 and convertible bond offering in February 2017.
Accordingly, we believe that, based on our plans as outlined above, we will have sufficient facilities to meet our anticipated liquidity requirements for our business for at least the next twelve months as of May 1, 2017 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so. Furthermore, we have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as $nil revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent payout, and accordingly are confident of our ability to manage through the near term cash requirements.

2.	ACCOUNTING POLICIES

Basis of accounting and presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements present our financial position, our consolidated subsidiaries and our interest in associated entities.

The year ended December 31, 2016 includes out of period corrections of (i) $13.2 million for capitalized borrowing costs resulting in a reduction to ''Interest expense'' (vessel operations segment) in the consolidated statements of income and an increase to ''Asset under development'' (FLNG segment) of $13.2 million in the consolidated balance sheet and (ii) $5.9 million pertaining to the amortization of deferred financing costs, resulting in an increase to ''Interest expense'' in the consolidated statements of income and an increase in "Long-term debt" in the consolidated balance sheet. Management believes these out of period corrections are not material to the annual consolidated financial statements for the year ended December 31, 2016, or any previously issued financial statements.

We identified line items in the statement of operations with respect to the amortization of deferred finance charges that were not presented in accordance with current guidance.  In prior periods, we had presented the amortization of deferred finance charges within “Other financial items” but should have presented this within “Interest expense.” As a result of this misclassification, other financial items has been overstated and correspondingly interest expense has been understated in respect of prior years  (2015: $5.9 million and 2014: $3.3 million). This misclassification however nets off within the net financial expenses category leaving $nil impact to net loss. There is also no impact on the balance sheet, statement of changes in equity or the statement of cashflows.
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

As of December 31, 2016, we leased six vessels under finance leases from wholly owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, non-controlling interests and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. Significant assumptions used include, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value.

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

Pool revenues and expenses under the Cool pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements. Accordingly, we have presented our share of the net income earned under the cool pool arrangement across a number of line items in the income statement. For net revenues  incurred relating specifically to Golar’s vessels and for which we are deemed the principal, these will be presented gross on the face of  the income statement in the line items “Time charter and voyage revenues” and “Vessel operating expenses”. For pool net revenues generated by the other participants in the pooling arrangement these will be presented separately in revenue and expenses from collaborative arrangements.  Refer to note 31 for an analysis of the income statement effect for the pooling arrangement for the year ended December 31, 2016.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term deposits

Restricted cash consist of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps and other claims which require us to restrict cash.

Short-term deposits represents highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

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

Exchanges of a controlled asset or group of assets that does not meet the definition of a business for a non-controlling interest

Under the guidance of ASC 845, we have elected the accounting policy choice to apply “carry over” accounting to any applicable exchanges which fall under the remit of this guidance. The application of “carry over” accounting means that any such in-scope exchange will have an initial $nil income statement impact.

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

Held-for-sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as “held-for-sale” if the following criteria are met at the period end:

•	Management, having the authority to approve the action, commits to a plan to sell the vessel;

•	The non-current asset or subsidiaries are available for immediate sale in its present condition subject only to terms that are usual and customary for such sales;

•	An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;

•	The sale is probable; and

•	The transfer is expected to qualify for recognition as a completed sale, within one year.

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

Impairment of long-term assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-term assets may not be recoverable. When such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the lower of the fair market value of the assets, less cost to sell, and the net present value (“NPV”) of estimated future undiscounted cash flows from the employment of the asset (“Value in use”).

Our estimates of fair market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNG carriers are based on approximate vessel market values that have been received from third party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell.

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

Interest costs capitalized

Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction, assets under development and vessels undergoing conversion into FSRUs or FLNGs for our own use. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings where appropriate, from commencement of the newbuilding and conversion work until substantially all the activities necessary to prepare the assets for its intended use are complete.

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

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" in the Consolidated Balance Sheet. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company has historically hedge accounted for certain of its interest rate swap arrangements designated as cash flow hedges. However since 2015, the Company ceased hedge accounting for any of its derivatives. For derivative instruments that are not designated or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized each period in current earnings in "Other financial items" in the Consolidated Statement of Operations.

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

For conventional convertible bonds which do not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to separate the bond into the liability and equity components.

Provisions

In the ordinary course of business, we are subject to various claims, law suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.

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

Penalties and interest related to uncertain tax positions are recognized in “Income taxes” in the Consolidated Statements of Operations.

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

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. We have identified four reportable industry segments: vessel operations, LNG trading, FLNG and Power (see note 8).

3.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2016. Unless otherwise indicated, we own a 100% controlling interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar Management Malaysia Sdn. Bhd.	Malaysia	Management company
Golar Management Norway AS	Norway	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%)*	Marshall Islands	Owns Hilli
Golar Gandria N.V.	Netherlands	Owns and operates Gandria
Golar Hull M2021 Corporation	Marshall Islands	Leases and operates Golar Seal**
Golar Hull M2022 Corporation	Marshall Islands	Owns and operates Golar Crystal
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Leases and operates Golar Snow**
Golar Hull M2048 Corporation	Marshall Islands	Leases and operates Golar Ice**
Golar LNG NB10 Corporation	Marshall Islands	Leases and operates Golar Glacier**
Golar LNG NB11 Corporation	Marshall Islands	Leases and operates Golar Kelvin**
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar Tundra Corporation	Marshall Islands	Leases Golar Tundra**
GVS Corporation	Marshall Islands	Owns and operates Golar Viking

* The Hilli was sold to Golar Hilli Corporation prior to the commencement of her conversion to a FLNG. Keppel Shipyard Limited and Black & Veatch hold the remaining 10% and 1% interest, respectively, in the issued share capital of Golar Hilli Corporation.

** The above table excludes mention of the lessor variable interest entities (''lessor VIEs'') that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles ("SPVs") of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. Refer to note 4 for additional detail.

4.	VARIABLE INTEREST ENTITIES ("VIE")

As of December 31, 2016, we leased six vessels (December 31, 2015: five vessels) from VIEs under finance leases, of which four were with ICBC Finance Leasing Co. Ltd, or ICBCL, entities, one was with a subsidiary of China Merchants Bank Co. Ltd, or CMBL, and one was with CCB Financial Leasing Corporation Limited, or CCBFL. Each of the ICBCL, CMBL and CCBFL entities are wholly-owned, newly formed SPVs.

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

CCBFL Lessor VIE
In March 2016, we sold the Golar Seal to a CCBFL entity and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investments in the above ICBCL, CMBL and CCBFL SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. The equity attributable to ICBCL, CMBL and CCBFL in their respective VIEs are included in non-controlling interests in our consolidated results. As of December 31, 2016 and 2015, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2016:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	142.7	February 2025
Golar Tundra	November 2015	254.6	194.1	November 2018	101.8	November 2025
Golar Seal	March 2016	203.0	132.8	March 2021	87.4	March 2026

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2016, are shown below:

(in $ thousands)	2017	2018	2019	2020	2021	2022+
Golar Glacier	17,100	17,100	17,100	17,147	17,100	47,084
Golar Kelvin	17,100	17,100	17,100	17,147	17,100	49,895
Golar Snow	17,100	17,100	17,100	17,147	17,100	49,895
Golar Ice	17,100	17,100	17,100	17,147	17,100	52,800
Golar Tundra (1)(2)	20,910	20,446	19,934	19,466	18,953	68,097
Golar Seal	15,151	15,151	15,193	15,151	15,151	60,646

(1) As a result of the sale of the Golar Tundra to Golar Partners in May 2016 (see "Tundra Corp VIE" below), the payment obligations under the bareboat charter with the Golar Tundra lessor VIE are borne by Golar Partners. However, by virtue of the put option contained within the sale and purchase arrangements, we will continue to consolidate the Golar Tundra related entities until the charter with WAGL commences.
(2) This includes variable rental payments due under the lease based on an assumed LIBOR of 0.39% plus margin.

The assets and liabilities of the ICBCL, CMBL and CCBFL lessor VIEs that most significantly impact our consolidated balance sheet as of December 31, 2016 and 2015, are as follows:

(in $ thousands)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	2016	2015
Assets							Total	Total
Restricted cash and short-term deposits (see note 20)	10,912	35,369	12,230	10	—	11,332	69,853	35,450
Restricted cash - held-for-sale current assets (1) (see note 19)	—	—	—	—	168	—	168	3,618
	10,912	35,369	12,230	10	168	11,332	70,021	39,068

Liabilities
Debt:
Short-term interest bearing debt (see note 25)	31,648	182,540	22,384	152,056	—	—	388,628	408,978
Long-term interest bearing debt - current portion (see note 25)	7,650	—	8,000	—	—	5,882	21,532	15,650
Long-term interest bearing debt - non-current portion (see note 25)	129,068	—	138,933	—	—	151,238	419,239	285,700
Short-term interest bearing debt - held-for-sale (1) (see note 19)	—	—	—	—	205,145	—	205,145	201,725
	168,366	182,540	169,317	152,056	205,145	157,120	1,034,544	912,053

(1) The assets and liabilities relating to the Golar Tundra lessor VIE have been reclassified as “held-for-sale” in connection with the sale of our interests in the companies that own and operate the vessel to Golar Partners (see note 19).

The most significant impact of the consolidated SPVs' operations on our consolidated statements of operations is interest expense of $44.3 million, $31.6 million and $2.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. The most significant impact of the consolidated SPVs' cash flows on our consolidated statements of cash flows is net cash received in financing activities of $154.2 million, $704.2 million and $185.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Tundra Corp VIE

In February 2016, we entered into a sale and purchase agreement with Golar Partners for the sale of the disponent owner and operator of the FSRU the Golar Tundra ("Tundra Corp"). The transaction closed in May 2016. Concurrent with the closing we entered into an agreement with Golar Partners which includes a put option, that in the event the vessel has not commenced service under the charter with WAGL by May 23, 2017, Golar Partners shall have the option to require that we repurchase the Tundra Corp equal to the purchase consideration. Accordingly, we have determined that Tundra Corp is a VIE and that until the put option expires, we remain the primary beneficiary and thus we will continue to consolidate the entities that own and lease the Golar Tundra until her charter with WAGL commences (see note 31).

5.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2014, the Financial Accounting Standards Board (the "FASB") issued guidance to ASU 2014-15 "Presentation of Financial Statements - Going Concern (Subtopic 205-40)". The standard requires an entity’s management to evaluate, for each reporting period, whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raised substantial doubt about the entity’s ability to continue as a going concern. The adoption of this guidance has had no material impact on our Consolidated Financial Statements and related disclosures.

In November 2014, the FASB issued ASU 2014-16 “Derivatives and Hedging”. The guidance provides a methodology for determining the nature of a host contract in a hybrid instrument. The amendment requires an entity to assess the entire hybrid instrument including any embedded derivatives which are being considered for bifurcation. The purpose of the guidance was to eliminate divergence in practice. The adoption of this guidance did not have an impact on our Consolidated Financial Statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02 "Amendments to the Consolidation Analysis", amendments to ASC 810, requiring re-evaluation of all legal entities under the revised consolidation model. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Specifically, the amendments:

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

The adoption of this guidance has had no material impact on our Consolidated Financial Statements and related disclosures.

In July 2015 the FASB issued ASU 2015-12 "Plan Investment Disclosures, Part II" to reduce complexity in employee benefit plan accounting. The objective of the update is to reduce the complexity and disclosure requirements under ASC 960, 962, and 965. The adoption of this guidance has had no material impact on our disclosures made pertaining to our employee benefit plan.

In March 2016, the FASB issued ASU 2016-07 “Investments - Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting”. The update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence an investor must retrospectively apply equity method accounting as if the equity method had been in effect during all previous periods. A prospective approach is required and the amendment is effective for fiscal years beginning after December 15, 2016. In accordance with the guidance, management has elected to early adopt which had no impact on our Consolidated Financial Statements and related disclosures.

Accounting pronouncements that have been issued but not adopted

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts With Customers (Topic 606)" and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a new concept of “series provision” which provides accounting guidance for entities that engage in repetitive service contracts. There are also new requirements which impact the timing of costs that are reimbursed at the start or near the inception of a contract. The guidance is effective from January 1, 2018 and requires enhanced disclosures. It may be applied retrospectively to each prior period presented subject to practical expedients (“full retrospective”) or a cumulative-effect adjustment as of the date of adoption (“modified retrospective approach”).

We are currently in the process of evaluating the impact that the standard could have on our revenue. Specifically we are assessing if the revised agent-principal guidance will have an Income Statement classification impact for revenue earned under ASC 808 “Collaborative Arrangements”. In addition we are assessing whether the timing of our management services income and time charter revenues will be impacted under the new standard. Depending on the conclusion, the timing of our revenue could differ, however, the total amount earned from contracts over all periods will remain the same. We expect to finalize our assessment in the second half of the year.

In March 2016, the FASB issued guidance to ASU 2016-02 "Leases (Topic 842)". This update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements regarding timing and uncertainty of cash flows arising from leases. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. The standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years, and early adoption is permitted. The Company is in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In July 2015, the FASB issued ASU 2015-11 "Inventory: Simplifying the Measurement of Inventory", amendments to ASC 330 that simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. The guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this guidance will not have a material impact on our Consolidated Financial Statements and related disclosures.

In January 2016, the FASB issued amendments to ASU 2016-01 "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities", which made targeted improvements to the recognition, measurement, presentation, and disclosure of financial instruments. The update changes how entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also provides for enhanced disclosures. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently in the process of evaluating the impact of this standard on its Consolidated Financial Statements and related disclosures.

In March 2016, the FASB issued ASU 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments” which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The entities will be effective for financial statements after December 15, 2016 and interim periods within those fiscal years. The amendments should be applied on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. We are assessing the impact of this update on our Consolidated Financial Statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09 "Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting". This standard primarily requires the recognition of excess tax benefits for share-based awards in the statement of operations and the classification of excess tax benefits as an operating activity within the statement of Cash Flows. The guidance allows an entity to elect to account for forfeitures when they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016. The company is currently in the process of evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued guidance to ASU 2016-15 "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments". The guidance addresses eight cash flow related issues including distributions received from equity investees. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. We are assessing what impact the adoption of this guidance will have on our Statement of Consolidated Cash Flows.

In October 2016, the FASB issued guidance to ASU 2016-16 "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory" to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The impact would be that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. We are assessing what impact, if any, the adoption of this guidance will have on our Consolidated Financial Statement and related disclosures.

In November 2016, the FASB issued guidance to ASU 2016-18 "Statement of Cash Flows (Topic 230): Restricted Cash", which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts described as restricted cash or restricted cash equivalents. In essence amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on cash flow. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted, including adoption in an interim period. We are assessing what impact the adoption of this guidance will have on our Statement of Consolidated Cash Flows.

In January 2017, the FASB issued guidance to ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments provide guidance on evaluating whether transactions should be accounted for as an asset acquisition or a business combination (or disposal). The guidance requires that in order to be considered a business, a transaction must include, at a minimum, an input and a substantial process that together significantly contribute to the ability to create output. The guidance removes the evaluation of whether a market participant could replace the missing elements. The revised guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The amendments are to be applied prospectively. Preliminarily, management believe that this could impact the accounting for disposals to its affiliates but is currently evaluating the impact that the standard will have on future transactions.

In February 2017, the FASB issued ASU 2017-05 “Other Income - Gains and Losses from the Derecognition of Non-Financial Assets”. The guidance provides clarification on the definition of “in substance non-financial assets”, the scope exemption with ASC 610 and partial sales of non-financial assets. The guidance is effective for periods beginning after December 15, 2017. We are assessing what impact, if any, the adoption of this guidance will have our Consolidated Financial Statements and related disclosures.

In March 2017, the FASB issued ASU 2017-07 "Compensation - Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost", primarily to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. Under generally accepted accounting principles (GAAP), defined benefit pension cost and postretirement benefit cost (net benefit cost) comprise several components that reflect different aspects of an employer’s financial arrangements as well as the cost of benefits provided to employees. Those components are aggregated for reporting in the financial statements. Topic 715, Compensation- Retirement Benefits, does not prescribe where the amount of net benefit cost should be presented in an employer’s income statement and does not require entities to disclose by line item the amount of net benefit cost that is included in the income statement or capitalized in assets. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017. We are assessing what impact, if any, the adoption of this guidance will have on our Consolidated Financial Statements and related disclosures.

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

7.	DECONSOLIDATION OF GOLAR POWER ENTITIES

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power Ltd ("Golar Power"), with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The purpose of Golar Power is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. The transaction closed on July 6, 2016 with the receipt of net proceeds of $113 million from the disposal of 50% of our holding in the ordinary share capital of Golar Power to Stonepeak. Accordingly, effective from this date, we deconsolidated the results and net assets relating to the two vessels; the Penguin and the Celsius, the newbuild FSRU 8 and LNG Power Limited which holds the rights to participate in the Sergipe Power Plant project. On the same date, we commenced equity accounting for our residual interest in Golar Power and we recorded an investment in Golar Power of $116 million, which represents the fair value of our remaining 50% holding in Golar Power's ordinary share capital. We calculated a loss on disposal of $8.5 million, which is based on estimates and thus subject to change, including finalization of certain post-closing adjustments relating to working capital.

The table below illustrates how the loss on loss of control has been calculated:

(in thousands of $)	As of July 6, 2016
Net proceeds (a)	113,000
Fair value of 50% retained investment in Golar Power (b)	116,000
Fair value of counter guarantees from Golar Power (c)	3,701
Total fair value of Golar Power	232,701

Less:
Carrying value of Golar Power’s net assets (d)	236,713
Guarantees issued by Golar to Golar Power (e)	4,471

Loss on loss of control of Golar Power	(8,483)

(a)    Net proceeds received for the disposal of 50% in Golar Power
The table below shows the purchase consideration we received for the disposal of a 50% interest in the ordinary share capital in Golar Power that was acquired by Stonepeak:

(in thousands of $)	As of July 6, 2016
Consideration received from Stonepeak	116,000
Less: Fee paid in relation to the transaction (see note 31)	(3,000)
Net proceeds	113,000

(b)    Fair value of the retained investment in Golar Power
The fair value of our retained investment, being the 50% interest in the ordinary share capital in Golar Power has been recorded at $116 million. The fair value was determined with reference to the consideration of $116 million we received from Stonepeak pertaining to the 50% ordinary share capital interest they acquired. Thus given that this was negotiated between third parties, this is representative of fair value.
(c)    Fair value of counter guarantees from Golar Power
A number of counter guarantees were entered into by Golar Power for the benefit of Golar LNG, specifically to reimburse Golar for the historic legacy debt guarantees discussed in (e) below. In aggregate, based on the agreed premiums the fair value of these counter guarantees were calculated as $3.7 million.

(d)    Carrying value of Golar Power's net assets
The table below shows the underlying carrying value of Golar Powers' net assets at the deconsolidation date:

(in thousands of $)	As at July 6, 2016
ASSETS
Current
Cash and cash equivalents	10,992
Restricted cash	15,463
Trade accounts receivable	1,474
Other receivables, prepaid expenses and accrued income	178
Short term amounts due from related parties	3,000
Inventory	952
Total current assets	32,059
Non-current
Newbuildings	50,436
Vessels, net	387,261
Total assets	469,756

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	20,032
Trade accounts payable	969
Accrued expenses	21,357
Total current liabilities	42,358
Non-current
Long-term debt	190,685
Total liabilities	233,043

Equity
Stockholders’ equity	236,713

Total liabilities and stockholders' equity	469,756

(e)    Guarantees issued by Golar to Golar Power
In accordance with ASC 460, the guarantees issued by us in respect of Golar Power and its subsidiaries (previously not recognized) were fair valued as of the deconsolidation date which amounted to a liability of $4.5 million. This comprises of the following items:

(in thousands of $)	As of July 6, 2016
Debt guarantees	3,283
Shipyard guarantee	1,188
Total guarantees	4,471
Debt guarantees - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other long-term liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 31.

Shipyard guarantee - Golar has provided Samsung with a guarantee of settlement in relation to the shipbuilding contract of Golar FSRU 8, which now forms part of Golar Power's asset base. The liability which is recorded in "Other current liabilities" is being amortized on a straight line basis until delivery of the vessel with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 31.

8.	SEGMENT INFORMATION

Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trade in physical and future LNG contracts, are in the process of developing our first FLNG and have entered the power market in an effort to become a midstream LNG solution provider. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into four reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2016, we operate in the following four reportable segments:

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

•	FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion is expected to commence commissioning in 2017.
FLNG meets the definition of an operating segment as the business is a distinguishable component of the business from which, once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker and, due to its nature, is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

In October 2016, the Sergipe project obtained FID thus differentiating Golar Power’s risks and long term business prospects from the other reporting segments. Golar Power meets the definition of an operating segment as the business is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker.

(in thousands of $)	2016					2015				2014
	Vessel operations	LNG trading	FLNG	Power	Total	Vessel operations	LNG trading	FLNG	Total	Vessel operations	LNG trading	FLNG	Total
Time and voyage charter revenues	52,302	—	—	—	52,302	90,127	—	—	90,127	95,399	—	—	95,399
Time charter revenues - collaborative arrangement	13,730	—	—	—	13,730	—	—	—	—	—	—	—	—
Vessel and other management fees	14,225	—	—	—	14,225	12,547	—	—	12,547	10,756	—	—	10,756
Vessel and voyage operating expenses	(89,586)	—	—	—	(89,586)	(125,389)	—	—	(125,389)	(76,910)	—	—	(76,910)
Voyage, charter-hire and commission expenses - collaborative arrangement	(11,140)	—	—	—	(11,140)	—	—	—	—	—	—	—	—
Administrative expenses	(42,384)	—	(3,576)	—	(45,960)	(28,657)	—	(4,869)	(33,526)	(17,468)	(64)	(1,735)	(19,267)
Impairment of long-term assets	(1,706)	—	—	—	(1,706)	(1,957)	—	—	(1,957)	(500)	—	—	(500)
Depreciation and amortization	(72,972)	—	—	—	(72,972)	(73,732)	—	—	(73,732)	(49,561)	(250)	—	(49,811)
Other operating loss	—	—	—	—	—	—	—	—	—	(6,387)	—	—	(6,387)
Other operating gains - LNG trade	—	16	—	—	16	—	—	—	—	—	1,317	—	1,317
Gain on disposals to Golar Partners (including amortization of deferred gain)	—	—	—	—	—	102,406	—	—	102,406	43,287	—	—	43,287
Impairment of vessel held-for-sale	—	—	—	—	—	(1,032)	—	—	(1,032)	—	—	—	—
Loss on disposal of vessel	—	—	—	—	—	(5,824)	—	—	(5,824)	—	—	—	—
Operating (loss) income	(137,531)	16	(3,576)	—	(141,091)	(31,511)	—	(4,869)	(36,380)	(1,384)	1,003	(1,735)	(2,116)
Total other non-operating (loss) income	(8,615)	—	—	—	(8,615)	(27)	—	—	(27)	(446)	718	—	272
Net financial expense	(59,541)	—	—	—	(59,541)	(174,619)	—	—	(174,619)	(87,600)	(252)	—	(87,852)
Income taxes	589	—	—	—	589	3,053	—	—	3,053	1,114	—	—	1,114
Equity in net earnings of affiliates	37,344	—	—	10,534	47,878	55,985	—	—	55,985	42,220	—	—	42,220
Net (loss) income	(167,754)	16	(3,576)	10,534	(160,780)	(147,119)	—	(4,869)	(151,988)	(46,096)	1,469	(1,735)	(46,362)
Non-controlling interests	(25,751)	—	—	—	(25,751)	(19,158)	—	—	(19,158)	(1,655)	—	—	(1,655)
Net (loss) income attributable to Golar LNG Ltd	(193,505)	16	(3,576)	10,534	(186,531)	(166,277)	—	(4,869)	(171,146)	(47,751)	1,469	(1,735)	(48,017)
Total assets	3,288,497	—	968,414	—	4,256,911	3,398,394	—	870,804	4,269,198	3,538,287	1,335	360,120	3,899,742
Investment in affiliates	512,046	—	10,200	126,534	648,780	541,565	—	—	541,565	746,263	—	—	746,263
Capital expenditures	33,698	—	200,820	—	234,518	565,777	—	111,572	677,349	1,202,901	—	313,645	1,516,546

Revenues from external customers

During the year ended December 31, 2016, our vessels operated predominately within the Cool Pool and with NFE Transport Partners LLC. During the year ended December 31, 2015, our vessels operated under time charters with three main charterers: a major Japanese trading company, a major commodity trading company, and Nigeria LNG Ltd.

In the years ended December 31, 2016, 2015 and 2014, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter revenues:

(in thousands of $)	2016		2015		2014
The Cool Pool (1)	51,075	77%	5,771	6%	—	—%
NFE Transport Partners LLC	7,975	12%	—	—%	—	—%
Nigeria LNG Ltd	—	—%	37,994	42%	—	—%
Major commodity trading company	—	—%	16,167	18%	15,761	17%
Major Japanese trading company	—	—%	—	—%	55,975	59%

(1) The 2016 Cool Pool revenue of $51.1 million includes revenue of $13.7 million that is separately disclosed in the consolidated statements of operations as from a "collaborative arrangement". The balance of $37.3 million was derived from Golar vessels operating within the Cool Pool, and is included within the caption "Time and voyage charter revenues" in the consolidated statements of operations. See note 31.

The above revenues exclude vessel and other management fees from Golar Partners (see note 31).

Geographic segment data

In time and voyage charters for LNG carriers, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region except for our FSRU, the Golar Tundra, which is stationed offshore Ghana under the WAGL charter. The following geographical data presents the carrying value of the Golar Tundra as at December 31, 2016 and 2015:

Fixed assets (in thousands of $)	2016	2015
Ghana	270,959	—

9.	IMPAIRMENT OF LONG-TERM ASSETS

Vessels

The following table presents the market values and carrying values of eight of our vessels that we have determined to have market values that are less than their carrying values as of December 31, 2016. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying values, no impairment was recognized on these vessels.

(in thousands of $)

Vessel	2016 Market value(1)	2016 Carrying value	Deficit
Gandria	20,300	23,300	3,000
Golar Arctic	108,300	143,500	35,200
Golar Frost	197,300	199,500	2,200
Golar Glacier	190,500	195,000	4,500
Golar Ice	193,000	204,100	11,100
Golar Kelvin	192,000	197,200	5,200
Golar Snow	193,000	203,700	10,700
Golar Viking	111,300	120,400	9,100
(1) Market values are determined using reference to average broker values provided by independent brokers. Broker values are considered an estimate of the market value for the purpose of determining whether an impairment trigger exist. Broker values are commonly used and accepted by our lenders in relation to determining compliance with relevant covenants in applicable credit facilities for the purpose of assessing security quality.

Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

Long-lived assets

The following table presents the impairment charge recognized in relation to equipment acquired due to uncertainty of the future usage of this equipment:

(in thousands of $)	2016	2015	2014
Impairment charge	1,706	1,957	500

10.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2016	2015	2014
Mark-to-market adjustment for interest rate swap derivatives (see note 30)	2,818	(12,798)	(28,996)
Interest expense on undesignated interest rate swaps (see note 30)	(10,153)	(15,797)	(20,424)
Mark-to-market adjustment for equity derivatives (see note 30)	24,819	(67,925)	(13,657)
Mark-to-market adjustment for foreign currency derivatives (see note 30)	—	—	94
Impairment of loan (1)(2)	(7,627)	(15,010)	—
Financing arrangement fees and other costs	(404)	(1,841)	(7,157)
Amortization of debt guarantee	1,563	2,800	852
Foreign exchange loss on operations	(1,909)	(2,126)	(1,200)
Other	(416)	(25)	(295)
	8,691	(112,722)	(70,783)

(1) Given the announcement of a negative Final Investment Decision from the Douglas Channel Project consortium in 2014, we reassessed the recoverability of the loan and accrued interest receivables from the Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, we recognized an impairment charge of $7.6 million in 2016.
(2) The amount for the year ended December 31, 2015 relates to the impairment of the loan due from Equinox in connection with the disposal of the Golar Viking to Equinox in February 2015.

11.	INCOME TAXES

The components of income tax expense are as follows:

(in thousands of $)	2016	2015	2014
Current tax expense:
U.K.	712	435	2,212
Norway	272	—	—
Croatia	45	—	—
Malaysia	6	—	—
Total current tax expense	1,035	435	2,212
Deferred tax expense:
U.K.	90	—	161
Amortization of tax benefit arising on intra-group transfers of long-term assets	(1,714)	(3,488)	(3,487)
Total income tax benefit	(589)	(3,053)	(1,114)

The income taxes for the years ended December 31, 2016, 2015 and 2014 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2016	2015	2014
Income taxes at statutory rate	—	—	—
Effect of deferred tax benefit on intra-group transfers of long-term assets	(1,714)	(3,488)	(3,487)
Effect of movement in other deferred tax balances	90	—	—
Effect of adjustments in respect of current tax in prior periods	(334)	(330)	1,411
Effect of taxable income in various countries	1,369	765	962
Total tax credit	(589)	(3,053)	(1,114)

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

United Kingdom

Current taxation of $0.7 million, $0.4 million and $2.2 million for the years ended December 31, 2016, 2015 and 2014, respectively, relates to taxation of the operations of our United Kingdom subsidiaries. Taxable revenues in the U.K. are generated by our U.K. subsidiary companies and are comprised of management fees received from Golar group companies (including related parties) as well as revenues from the operation of certain of Golar's vessels. These vessels are sub-leased from other non-U.K Golar companies.

As at December 31, 2016, our 2016 U.K. income tax returns have not been filed. Accordingly, once filed, the tax years 2013 to 2016 remain open for examination by the U.K. tax authorities. As at December 31, 2016, the statutory rate in the U.K. was 20%.

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

Deferred income tax assets are summarized as follows:

(in thousands of $)	2016	2015
Deferred tax assets, gross	4	260

We recorded deferred tax assets of $0.0 million and $0.3 million as of December 31, 2016 and 2015, respectively, which have been classified as non-current and included within Note 22, ''Other non-current assets''. These assets relate to differences for depreciation and other temporary differences.

Other jurisdictions

Taxable income in Norway, Croatia and Malaysia relate to taxation of the operations of our Norway, Croatia and Malaysia subsidiaries and are comprised of management fees received from Golar group companies.

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

12.	LOSS PER SHARE

Basic earnings (loss) per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the year. Treasury shares are not included in the calculation. The computation of diluted EPS for the years ended December 31, 2016, 2015 and 2014, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2016	2015	2014
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(186,531)	(171,146)	(48,017)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2016	2015	2014
Basic and diluted loss per share:
Weighted average number of common shares outstanding	93,933	93,357	87,013

Loss per share are as follows:

	2016	2015	2014
Basic and diluted	$(1.99)	$(1.83)	$(0.55)

The effect of stock options and convertible bonds, have been excluded from the calculation of diluted EPS for the year end December 31, 2016 and 2015 because the effect was anti-dilutive.

13.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of vessels owned and operated as of December 31, 2016, were as follows:

Year ending December 31
(in thousands of $)
2017	9,235
2018 and thereafter	3,618
Total	12,853

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2016 and 2015 were $191.1 million and $47.5 million, and $416.9 million and $15.2 million, respectively.

The above table excludes the contracted revenues arising under the contract with West Africa Gas Limited (''WAGL'') for FSRU services provided by the Golar Tundra. For the year ended December 31, 2016, no revenues have been recognized due the Golar Tundra not yet being accepted by WAGL as a result of delays in the Ghana LNG Project. We commenced arbitration proceedings against WAGL in October 2016 in order to collect amounts due under the charter. Golar and WAGL continue to engage in dialogue and on November 29, 2016, the first payment of $1.0 million from WAGL's parent guarantor for amounts due under the charter was received by the disponent owner and operator of the Golar Tundra, for the benefit of Golar, pursuant to the agreement entered into between Golar and Golar Partners.

Rental expense

Charter hire payments for certain contracted-in vessels are accounted for as operating leases. Additionally, we are committed to making rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are as follows:

Year ending December 31	Total
(in thousands of $)
2017	23,711
2018	1,273
2019	1,130
2020	1,130
2021	1,130
Total minimum lease payments (1)	28,374

(1) The above table includes operating lease charter-hire payments to Golar Partners relating to the Option Agreement entered into in connection with the disposal of the Golar Grand in November 2012. In the event that the charterer did not renew or extend its charter beyond February 2015, Golar Partners had the option to require us to charter the vessel through to October 2017. Golar Partners exercised this option in February 2015 (see note 31).

Total rental expense for operating leases was $29.6 million, $42.8 million and $0.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

14.	INVESTMENTS IN AFFILIATES AND JOINT VENTURES

At December 31, 2016 and 2015, we have the following participation in investments that are recorded using the equity method:

	2016	2015
Golar Partners (1)	33.9%	30.7%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Power Limited ("Golar Power")	50%	—%
OneLNG	51%	—%
The Cool Pool Limited ("Pool Manager") (2)	33%	33%

(1) As of December 31, 2016, we held a 33.9% (2015: 30.7%) ownership interest in Golar Partners and 100% of IDRs.
(2) Pool Manager is a Marshall Islands service company that was established in September 2015 to facilitate the joint operations under the Cool Pool.

The carrying amounts of our investments in our equity method investments as at December 31, 2016 and 2015 are as follows:

(in thousands of $)	2016	2015
Golar Partners	507,182	536,090
ECGS	4,864	5,475
Golar Power	126,534	—
OneLNG	10,200	—
Equity in net assets of affiliates	648,780	541,565

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2016	2015
Cost	746,918	635,714
Dividend	(234,597)	(179,079)
Equity in net earnings of other affiliates	133,001	85,122
Share of other comprehensive (loss) income in affiliate	3,458	(192)
Equity in net assets of affiliates	648,780	541,565

Quoted market prices for ECGS, Golar Power and OneLNG are not available because these companies are not publicly traded.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. Golar Partners is listed on the NASDAQ. Since the deconsolidation date of Golar Partners in December 2012, we have accounted for all our investments in Golar Partners under the equity method. The initial carrying value of our investments in Golar Partners was based on the fair value on the deconsolidation date.

Significant transactions arising in 2016 (i) included the end of the subordination period and the conversion of all the 15.9 million subordinated units (as held by us) to common units on a one-for-one basis in June 2016; and (ii) the IDR reset transaction in October 2016. The detail of which is described further below.

Exchange of Incentive Distribution Rights "IDR Reset"

On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units"). Half of the Earn-Out Units ("first tranche") will vest if we pay a distribution equal to or greater than $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. The remaining Earn-Out Units ("second tranche") will be issued if the first tranche of the Earn-Out Units vest and we pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs is not materially different to the fair value of all of the newly issued instruments.

In relation to this IDR Reset transaction, we analogized to the guidance within ASC 845 (non-monetary transactions) for the exchange of a controlled asset or group of assets that does not meet the definition of a business for a non-controlling interest. Under this guidance, we elected for the accounting policy choice to apply "carry over" accounting to the exchange and any future transactions which fall under the remit of the same guidance. The application of "carry over" accounting means that there is no income statement impact from the transaction. Furthermore, we considered the nature of the Earn-Out Units and determined that they met the definition of a derivative

Analogizing to the step acquisition guidance in ASC 323 (Investments - Equity Method and Joint Ventures) we calculated a new basis difference on the new units that were issued as part of the equity exchange.

The overall effect of the IDR Reset on the transaction date was (i) a reclassification of the initial fair value of the derivative from "Investment in affiliates" to "Other non-current assets" of $15.0 million, and (ii) the residual carrying value of the Old IDRs (after reclassification of the derivative fair value) was reallocated across the new instruments on a relative fair value basis.

As of December 31, 2016, the aggregate carrying value of our investments in Golar Partners was $507.2 million, which represents our total ownership interest in the Partnership of 33.9% and the IDRs. The estimated market value of our investments in Golar Partners are determined with reference to the quoted price of the common units, but adjusted to reflect the different rights associated with each class of investment.

Dividends received for the year ended December 31, 2016 and 2015, in relation to our investment in Golar Partners amounted to$55.3 million and $52.1 million, respectively.

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

As ECGS is jointly owned and operated together with other third parties, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint control. Dividends received for each of the years ended December 31, 2016 and 2015 were $0.2 million and $0.7 million, respectively.

Golar Power

In July 2016, we entered into certain agreements forming a 50/50 joint venture with a private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). Under the terms of the shareholders' agreement with Stonepeak in relation to the formation of the joint venture company, Golar Power, we have disposed of the entities that own and operate Golar Penguin, Golar Celsius, newbuild FSRU 8 and LNG Power Limited to Golar Power. As a result, commencing July 6, 2016, Golar Power and its subsidiaries have been considered as our affiliates and not as controlled subsidiaries of the Company. Accordingly, with effect from July 6, 2016 have been accounted for under the equity method accounting. See note 7.

Golar Power, offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant in the State of Sergipe in Brazil ("Sergipe Project"). In October 2016, Golar Power reached a final investment decision on the Sergipe Project and, in November 2016, CELSE signed a long-term sale and purchase agreement with Ocean LNG Limited (an affiliate of Qatar Petroleum) for the supply of 1.3 million tons of LNG per annum.

OneLNG

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG which require both Schlumberger Production Management services and Golar's FLNG expertise. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. By virtue of substantive participation rights held by Schlumberger we account for our investment in OneLNG under the equity method of accounting.

The Cool Pool ("Pool Manager")

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd ("GasLog") and Dynagas Ltd ("Dynagas") to market our vessels which are currently operating in the LNG shipping spot market. As of December 31, 2016, the Cool Pool comprised of sixteen vessels, of which eight vessels were contributed by us, three vessels by GasLog, three vessels by Dynagas and two vessels by Golar Power. The vessel owner continues to be fully responsible for the manning and the technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company ("Pool Manager") was established in September 2015. The Pool Manager is jointly owned and controlled by us, GasLog and Dynagas.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2016					December 31, 2015
	ECGS	Golar Partners	Pool Manager	Golar Power	OneLNG	ECGS	Golar Partners	Pool Manager
Balance Sheet
Current assets	34,415	160,927	9,695	59,419	19,939	38,030	131,851	4,901
Non-current assets	163	2,091,781	—	567,646	—	205	2,099,811	—
Current liabilities	23,648	215,472	9,695	60,613	1,137	27,320	262,966	4,901
Non-current liabilities	1,203	1,432,807	—	211,060	—	20	1,372,181	—
Non-controlling interest	—	67,976	—	—	—	—	66,765	—

Statement of Operations
Revenue	60,786	441,598	73,348	4,059	—	72,298	434,687	8,356
Net (loss) income	(595)	185,742	—	21,068	(1,200)	661	172,683	—

15.	PREPAID EXPENSES AND OTHER ASSETS

(in thousands of $)	2016	2015
Prepaid expenses	2,982	3,580
Other receivables	4,348	17,697
Corporation tax receivable	—	3,476
	7,330	24,753

Included in the December 31, 2015, balance of other receivables is a short-term loan receivable balance plus accrued interest of $6.4 million, provided to one of our partners in the Douglas Channel project. In March, 2016 we reassessed the recoverability of the loan previously granted by Golar and its related accrued interest receivables from the DCLAP and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, in 2016, we recognized an impairment charge of $7.6 million. See note 10.

16.	NEWBUILDINGS

(in thousands of $)	2016	2015
Purchase price installments	—	12,375
Interest costs capitalized	—	1,139
Other costs capitalized	—	47
	—	13,561

In July 2016, in connection with the formation of the joint venture, Golar Power, and closing of the agreement with Stonepeak, we contributed our subsidiary that owns the FSRU newbuilding to Golar Power (see note 7). As at December 31, 2016, we have no remaining newbuild commitments.

Interest costs capitalized in connection with the newbuildings for the years ended December 31, 2016, 2015 and 2014 were $nil, $3.9 million and $21.1 million, respectively. Other capitalized costs include site supervision and other miscellaneous construction costs.

17.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2016	2015
Purchase price installments	653,378	495,518
Interest costs capitalized	53,985	4,187
Other costs capitalized	24,630	1,317
	731,993	501,022

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

Accordingly, the carrying value of the Hilli of $31.0 million, was reclassified from "Vessels and equipment, net" to "Asset under development". The total estimated conversion and vessel and site commissioning cost for the Hilli, is approximately $1.3 billion. Interest costs capitalized in connection with the Hilli conversion for the year ended December 31, 2016 was $49.8 million (2015: $3.7 million).

18.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2016	2015
Cost	2,167,247	2,572,740
Accumulated depreciation	(284,181)	(236,596)
Net book value	1,883,066	2,336,144

As at December 31, 2016, the carrying value of vessels presented within this caption refers to thirteen within our fleet (2015: fifteen). The decrease in vessels in 2016 is a result of the deconsolidation of Golar Power from July 2016, further described in note 7. This also excludes the carrying value of the Golar Tundra, which has been included within assets held-for-sale (see note 19) as of December 31, 2016 and 2015.

Drydocking costs of $38.2 million and $43.1 million are included in the cost amounts above as of December 31, 2016 and 2015, respectively. Accumulated amortization of those costs as of December 31, 2016 and 2015 were $22.7 million and $18.2 million, respectively.

Depreciation and amortization expense for each of the years ended December 31, 2016, 2015 and 2014 was $73.0 million, $73.7 million and $49.8 million, respectively.

As at December 31, 2016 and 2015, vessels with a net book value of $2,106.1 million and $2,543.0 million, respectively, were pledged as security for certain debt facilities (see note 33). These totals include the Golar Tundra which has been classified as held-for-sale.

As at December 31, 2016 and 2015, included in the above amounts is office equipment with a net book value of $3.9 million and $2.8 million, respectively.

19.	HELD-FOR-SALE

a) Assets and liabilities held-for-sale

In February 2016, we entered into an agreement to sell our interests in the companies that own and operate the FSRU, the Golar Tundra, to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to the disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. The sale of the Golar Tundra was completed in May 2016. Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including

Golar Partners' right to require that we repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), we will continue to consolidate Tundra Corp. Accordingly, during this time, the earnings and net assets of Tundra Corp will continue to be reflected within our financial statements.

As of December 31, 2016, we reassessed the held-for-sale classification for the Golar Tundra. We concluded that, based on the positive status of the negotiations with WAGL and their progress on the Ghana project, the held-for-sale classification remained appropriate.

Assets and liabilities included in our consolidated balance sheet presented as held-for-sale are shown below:

(in thousands of $)	2016	2015

ASSETS
Current assets
Restricted cash	168	3,618
Other receivables, prepaid expenses and accrued income	180	217
Inventories	—	572
Total current assets	348	4,407

Non-current assets
Vessels and equipment, net	270,959	262,627
Total non-current assets	270,959	262,627
Total assets (2)	271,307	267,034

LIABILITIES
Current liabilities
Current portion of long-term debt and short-term debt (1)	—	(199,300)
Trade accounts payable	(768)	(844)
Accrued expenses	(3,383)	(1,019)
Amounts due to related parties	—	(50)
Total current liabilities	(4,151)	(201,213)

Non-current liabilities
Long-term debt (1)	(205,145)	—
Total non-current liabilities	(205,145)	—
Total liabilities (2)	(209,296)	(201,213)

(1) As of December 31, 2016, long-term debt contains $205.1 million (December 31, 2015: $199.3 million classified as short-term debt) that relates to long-term debt financing arrangements entered into by the CMBL lessor VIE in respect of the Golar Tundra. The debt facilities are denominated in USD, bear interest at LIBOR plus a margin and are repayable with a final balloon payment of $205.1 million. Although we have no control over the funding arrangements of the CMBL lessor VIE, as we consider ourselves the primary beneficiary of the VIE, we are required to consolidate this loan facility into our financial results. Refer to note 4 for additional detail.
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

b) Vessels held-for-sale

In February 2015, we closed the sale of the Golar Viking to Equinox at a sale price of $135.0 million, resulting in a loss on disposal of $5.8 million. This vessel had previously been classified as held-for-sale in our consolidated balance sheet as at December 31, 2014.

In April 2015, we purchased the vessel LNG Abuja for a consideration of $20.0 million. In June 2015, we agreed the sale of the vessel to a third party for $19.0 million and the transaction was completed in July 2015. Accordingly, as of June 30, 2015, the vessel was classified as held-for-sale resulting in an impairment loss of $1.0 million recognized in 2015.

20.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2016	2015
Restricted cash relating to the total return equity swap (see note 30) (i)	70,016	92,752
Restricted cash in relation to the Hilli (ii)	231,947	280,000
Restricted cash and short-term deposits held by lessor VIEs (see note 4) (iii)	69,853	35,450
Restricted cash relating to the Golar Bear, Golar Crystal and Golar Frost (iv)	43,656	—
Restricted cash relating to office lease	388	361
Total restricted cash	415,860	408,563
Less: Amounts included in current restricted cash and short-term deposits	183,525	228,202
Long-term restricted cash	232,335	180,361

(i) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap requiring a collateral of 20% of the total purchase price and subsequently adjusted with reference to the Company's share price.

(ii) In November 2015, in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305 million to support the performance guarantee. Of this amount, pursuant to progression with the syndication process, $25 million was released to us in December 2015 as free cash. Accordingly, as of December 31, 2015, the restricted cash balance amounted to $280 million. During the year ended December 31, 2016, pursuant to further progression with the syndication process, an additional $48 million was released to us as free cash. Accordingly, as of December 31, 2016, the restricted cash balance amounted to $232 million.

Under the provisions of the $400 million letter of credit, the terms allow for a stepped reduction in the value of the guarantee over time and thus conversely a reduction in the cash collateral requirements. After one year of full production, following conversion and commissioning, the cash collateral requirements will reduce to $112.5 million in 2018 and again to $45 million potentially in 2019 after the second year of full production. Following such conditions, the full amount of the Hilli restricted cash is presented as long-term restricted cash as of December 31, 2016.

In November 2016, after certain conditions precedent were satisfied by the Company, the letter of credit required in accordance with the signed Perenco Tolling Agreement was re-issued and will now expire on December 31, 2017. The letter of credit will automatically extend, on an annual basis, until the tenth anniversary of the acceptance date of the Hilli by the charterer, unless the bank should exercise its option to exit from this arrangement prior to the annual renewal date.

(iii) These are amounts held by lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as VIEs (see note 4).

(iv) Restricted cash relating to the Golar Bear, Golar Crystal and Golar Frost refers to cash deposits required in connection with the financial covenant compliance related to the financing of these vessels (see note 25). The covenant requires that on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained.

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 25) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

21.	COST METHOD INVESTMENT

(in thousands of $)	2016	2015
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347

OLT-O is an Italian incorporated unlisted company, which is involved in the construction, development, operation and maintenance of an FSRU terminal to be situated off the Livorno coast of Italy. As of December 31, 2016, our investment in OLT-O was $7.3 million, representing 2.7% interest in OLT–O's issued share capital. We received no dividends from our investment in OLT-O for either of the years ended December 31, 2016 and 2015.

22.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2016	2015
Mark-to-market interest rate swaps valuation (see note 30)	5,022	5,330
Derivatives - other (see note 30) (1)	15,000	—
Other long-term assets, including deferred tax asset (see note 11) (2)	36,192	45,520
	56,214	50,850

(1) "Derivatives - other" refers to the Earn-Out Units issued to us in connection with the IDR Reset transaction with Golar Partners in October 2016. See note 14 for further details.

(2) "Other long-term assets" is mainly comprised of:

(i) payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG following agreements to convert her. As of December 31, 2016 and 2015 the carrying value was $31.0 million and $41.0 million, respectively. The decrease of $10.0 million to $31.0 million in 2016 is mainly due to an agreement with Keppel to allow a further $10.0 million of the payments earmarked for the Gimi to be utilized against the Hilli conversion to a FLNG in 2016. The Gimi conversion contract provides the flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire on December 30, 2017; and

(ii) $2.8 million, representing the non-current portion of the counter guarantee recognized at fair value on deconsolidation of Golar Power in July 2016. See note 7 for further details.

23.	ACCRUED EXPENSES

(in thousands of $)	2016	2015
Vessel operating and drydocking expenses	6,080	5,003
Administrative expenses	8,814	11,460
Interest expense	59,248	36,870
Provision for taxes	939	—
	75,081	53,333

Vessel operating and drydocking expense related accruals are composed of vessel operating expenses including direct vessel operating costs associated with operating a vessel, such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils, insurances and management fees for the provision of commercial and technical management services.

Administrative expenses related accruals are comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

24.	OTHER CURRENT LIABILITIES

(in thousands of $)	2016	2015
Deferred drydocking, operating cost and charterhire revenue	1,036	1,327
Mark-to-market interest rate swaps valuation (see note 30)	1,470	4,597
Mark-to-market currency swaps valuation (see note 30)	993	—
Mark-to-market equity swaps valuation (see note 30)	56,763	81,581
Guarantees issued to Golar Partners (see note 31)	5,064	6,096
Dividends payable	5,047	40,466
Other	8,610	14,010
	78,983	148,077

As of December 31, 2016, included within "Other" is $6.5 million due to Keppel (see note 25).

25.	DEBT

(in thousands of $)	2016	2015

Total long-term and short-term debt	1,772,053	1,835,907
Less: current portion of long-term debt and short-term debt	(451,454)	(491,398)
Long-term debt	1,320,599	1,344,509

The outstanding debt as of December 31, 2016 is repayable as follows:

Year ending December 31
(in thousands of $)
2017	674,257
2018	320,601
2019	165,083
2020	92,703
2021	173,877
2022 and thereafter	371,840
Total	1,798,361
Deferred finance charges	(26,308)
Total	1,772,053

The amounts repayable in 2017 includes $219.7 million of our convertible bonds maturing in March 2017. As further described in note 34, we closed a new $402.5 million five year convertible bond in February 2017 and a $150 million margin loan in March 2017. Accordingly, as a result of the refinancing, the carrying amount of $218.9 million has been reclassified to non-current debt on the face of the consolidated balance sheet.

At December 31, 2016 and 2015, our debt was as follows:

(in thousands of $)	2016	2015	Maturity date
Golar Arctic facility	72,900	80,200	2019
Golar Viking facility	57,292	62,500	2020
Convertible bonds	218,851	243,369	2017
FLNG Hilli facility	250,000	50,000	2018
Hilli shareholder loans:
- Keppel loan	44,066	44,066	2027
- B&V loan	5,000	5,000	2027
$1.125 billion facility:
- Golar Seal facility	—	106,612	2018/2025*
- Golar Celsius facility	—	107,020	2018/2025*
- Golar Crystal facility	101,280	111,941	2019/2026*
- Golar Penguin facility	—	118,144	2019/2026*
- Golar Bear facility	107,749	118,524	2019/2026*
- Golar Frost facility	109,415	120,357	2019/2026*
Subtotal	966,553	1,167,733
ICBC VIE loans:
- Golar Glacier facility	169,526	177,176	2017/2024**
- Golar Snow facility	170,566	178,566	2017/2025**
- Golar Kelvin facility	182,540	182,540	**
- Golar Ice facility	152,056	172,046	**
CCBFL VIE loan:
- Golar Seal facility	157,120	—	2026**
Total debt	1,798,361	1,878,061
Deferred finance charges	(26,308)	(42,154)
Total debt	1,772,053	1,835,907

* The commercial loan tranche matures earlier of the two dates, with the remaining balancing maturing at the latter date.
** This represents the total loan facilities drawn down by subsidiaries of ICBC and by CCBFL which we consider as VIEs. We determined that we are the primary beneficiary of these VIEs, as we are expected to absorb the majority of the VIEs’ losses and residual gains associated with the vessels sold and leased backed from them. Accordingly, these VIEs and their related loan facilities are consolidated in our results. In consolidating these VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

Golar Arctic facility

In December 2014, we entered into a secured loan facility for $87.5 million for the purpose of refinancing the Golar Arctic. The Golar Arctic facility bears interest at LIBOR plus a margin of 2.25% and is repayable in quarterly installments over a term of five years with a final balloon payment of $52.8 million due in December 2019.

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

Convertible bonds

In March 2012, we completed a private placement offering for convertible bonds, for gross proceeds of $250.0 million. On inception we recognized a liability of $221.9 million and an equity portion of $25.0 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and the accretion from its initial discounted value to par. The equity component is valued as the residual of par less the liability value. The impact of this treatment over the life of the instrument is to increase the interest charge to a "normalized" interest rate as the discount on the liability unwinds over the period to settlement. These convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and have a conversion price of $55.0. We declared dividends of $0.20 and $1.40 relating to the years ended December 31, 2016 and 2015, respectively. The conversion price was adjusted from $45.82 to $45.37 effective on December 31, 2016. At December 31, 2016, we have secured 13.0 million of our holdings in the common units of Golar Partners against these convertible bonds. At December 31, 2016, we had redeemed $30.3 million of the convertible bonds, with the remaining convertible bonds being fully redeemed by March 6, 2017. In addition, please refer to note 20 for details of our restricted cash balances.

FLNG Hilli facility

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

Hilli pre-delivery facility

Under the pre-delivery credit facility, a subsidiary of CSSCL will lend us up to $700 million or 60% of the initial project budget for the conversion of the Hilli to partly finance the costs of conversion. The credit facility is non-amortizing with the principal payable at the earlier of August 30, 2018 or sale of the converted Hilli to a subsidiary of CSSCL under the sale and leaseback arrangement (described below under “Hilli post-delivery sale and leaseback financing”). The facility bears interest at a fixed rate of 6.25% per annum. Having satisfied all conditions precedent, we completed our first drawdown on the facility. During 2016, further drawdowns were completed and, accordingly, as of December 31, 2016, the balance outstanding under the pre-delivery facility was $250 million. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend.

Hilli post-delivery sale and leaseback financing

Pursuant to a memorandum agreement with a subsidiary of CSSCL, we have agreed to sell the converted Hilli upon satisfaction of certain conditions precedent on or before August 30, 2018, for the purchase price of $1.2 billion. The proceeds of this sale will be used, in part, to pay off the Hilli pre-delivery financing described above. We will subsequently lease back the vessel on a bareboat charter for a term of 10 years. We have options to repurchase the vessel throughout the charter term, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

Hilli shareholder loans

Keppel loan

In September 2014, our subsidiary, Golar GHK Lessors Limited ("GGHK"), entered into a Sale and Purchase Agreement with KSI Production Pte Ltd (''KSI''), a subsidiary of Keppel, to sell 10% of its ownership in Golar Hilli Corporation ("Hilli Corp") for $21.7 million. In consideration KSI paid the equity value of the shares and acquired a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $21.7 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan are payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance. Since September 2014 through to December 31, 2015, additional cash calls have been issued to meet funding requirements relating to the conversion of the Hilli to a FLNG. However, during 2015, due to surplus cash balances it was agreed by the Hilli Corp shareholders to return an amount of surplus cash to both KSI and Golar. The amount to be returned to KSI was $9 million and resulted in a decrease in the Keppel loan by the same(1). Accordingly, as of December 31, 2016 and 2015, the balance outstanding under the Keppel shareholder loan was $44.1 million.

(1) As of December 31, 2016, $6.5 million surplus cash remains to be returned to KSI and is captured within “Other current liabilities” (see note 24).

B&V loan

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with Black & Veatch International Company (''B&V'') to sell 11 shares of the registered issued share capital of Hilli Corp for $5.0 million. In consideration B&V paid the equity value of the shares and acquired a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $5.0 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance.

$1.125 billion facility

In July 2013, we initially entered into a $1.125 billion facility to fund eight of our newbuildings. Following our contribution of our subsidiaries that own the Golar Celsius and Golar Penguin to Golar Power, the subsidiaries continue to owe the debt associated with the Golar Celsius and Golar Penguin to the lenders under this $1.125 billion loan facility, which we guarantee. The facility bears interest at LIBOR plus a margin. The facility is divided into three tranches, with the following general terms:

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

The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel. Upon delivery of a newbuild, we have the ability to drawdown on the facility. On drawdown, the vessel will become secured against the facility. A commitment fee is chargeable on any undrawn portion of this facility. By December 31, 2014, all eight vessels had been delivered and the facility had been fully drawn down.

Date of drawdown	Vessel	$1.125 billion facility	Amount drawn down
October 2013	Golar Seal*	$133.2 million	$127.9 million
October 2013	Golar Celsius**	$133.2 million	$128.4 million
May 2014	Golar Crystal	$133.2 million	$127.9 million
September 2014	Golar Penguin**	$133.2 million	$128.9 million
September 2014	Golar Bear	$133.2 million	$129.3 million
October 2014	Golar Frost	$134.8 million	$131.3 million
February 2014	Golar Igloo***	$161.3 million	$161.3 million
December 2014	Golar Eskimo****	$162.8 million	$162.8 million
As at December 2014		$1,125 million	$1,098 million

* In March 2016, we completed the refinancing of the Golar Seal, which provided approximately $50 million excess cash to liquidity.
** In July 2016, we closed the transaction forming the 50/50 joint venture, Golar Power, with investment vehicles affiliated with the private equity firm Stonepeak, and, as part of the transaction, we deconsolidated the net assets relating to the Golar Celsius and Golar Penguin (see note 7). The Golar Celsius and Golar Penguin debts were assumed by Golar Power, however we continue to guarantee this debt.
*** In March 2014, we sold the Golar Igloo to Golar Partners. The Golar Igloo debt of $161.3 million was assumed by Golar Partners.
**** In January 2015, we completed the sale of our interests in the companies that own and operate the Golar Eskimo to Golar Partners. The adjusted consideration for the sale was $388.8 million less Golar Partners’ assumption of the Golar Eskimo debt (see note 6).

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

Golar Kelvin facility
In January 2015, the SPV, Hai Jiao 1405 Limited, which owns the Golar Kelvin, entered into a secured financing agreement for $182.5 million. The loan facility is provided by ICBCIL Finance Co., a related party of ICBCL. The loan facility is denominated in USD, bears interest at 6% and is repayable on demand.

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice, entered into a secured financing agreement for $172.0 million. The loan facility is provided by Skysea Malta Capital, a related party of ICBCL. The loan facility is denominated in USD, bears interest at 3.00% and is repayable on demand.

CCBFL VIE loan

The following loan relates to the CCBFL lessor entity that we consolidate as a VIE. Although we have no control over the funding arrangements of this CCBFL entity, we consider ourselves the primary beneficiary of this VIE and we are therefore required to consolidate this loan facility into our financial results. Refer to note 4 for additional information.

Golar Seal facility

In March 2016, the SPV, Seal SPV, which owns the Golar Seal, entered into a long-term loan facility for $162.4 million. The loan facility is denominated in USD, is a 10 year loan, bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity.

CMBL VIE loan

In November 2015, the SPV, Sea 24 Leasing Co Ltd, which owns the Golar Tundra, entered into a secured financing agreement. The loan facility is denominated in USD, bears interest at LIBOR plus a margin and was repayable in 2016. In April 2016, Sea 24 Leasing Co Ltd refinanced its debt facilities and entered into long-term debt facilities (the “Tundra Lessor VIE Debt facilities”). The Tundra Lessor VIE Debt facilities bear interest at LIBOR plus a margin and are repayable as balloon payments on maturity. However, as of December 31, 2015 and onwards, the Tundra Lessor VIE Debt facilities have been classified within "liabilities held for sale - current" in connection with the disposal of the Golar Tundra to Golar Partners in May 2016. Refer to note 19 for additional detail.

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

In addition to mortgage security, some of our debt is also collaterized through pledges of equity shares by our guarantor subsidiaries.

As of December 31, 2016, we were in compliance with all our covenants under our various loan agreements.

26.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	2016	2015
Pension obligations (see note 27)	37,873	36,279
Guarantees issued to Golar Partners (see note 31)	11,429	16,493
Other	2,912	1,308
	52,214	54,080

27.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2016, 2015 and 2014 was $1.3 million, $0.2 million and $0.9 million, respectively.

The total contributions to our defined contribution scheme were as follows:

(in thousands of $)	2016	2015	2014
Employers' contributions	1,324	1,035	684

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2016	2015	2014
Service cost	302	379	369
Interest cost	2,051	2,042	2,359
Expected return on plan assets	(806)	(946)	(984)
Recognized actuarial loss	1,060	1,195	998
Net periodic benefit cost	2,607	2,670	2,742

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2016 is $1.2 million.

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2016	2015
Reconciliation of benefit obligation:
Benefit obligation at January 1	49,473	53,166
Service cost	302	379
Interest cost	2,051	2,042
Actuarial loss (gain)	3,547	(2,547)
Foreign currency exchange rate changes	(1,887)	(509)
Benefit payments	(3,110)	(3,058)
Benefit obligation at December 31	50,376	49,473

The accumulated benefit obligation at December 31, 2016 and 2015 was $49.1 million and $48.5 million, respectively.

(in thousands of $)	2016	2015
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	13,194	14,496
Actual return on plan assets	1,994	(155)
Employer contributions	2,342	2,411
Foreign currency exchange rate changes	(1,917)	(500)
Benefit payments	(3,110)	(3,058)
Fair value of plan assets at December 31	12,503	13,194

(in thousands of $)	2016	2015
Projected benefit obligation	(50,376)	(49,473)
Fair value of plan assets	12,503	13,194
(Unfunded) funded status (1)	(37,873)	(36,279)

Employer contributions and benefits paid under the pension plans include $2.3 million (2015: $2.4 million) paid from employer assets for the year ended December 31, 2016.

(1) Our plans compose of two plans. The details of these plans are as follows:

	December 31, 2016			December 31, 2015
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(10,461)	(39,915)	(50,376)	(10,145)	(39,328)	(49,473)
Fair value of plan assets	10,651	1,852	12,503	10,277	2,917	13,194
Funded status at end of year	190	(38,063)	(37,873)	132	(36,411)	(36,279)

The fair value of our plan assets, by category, as of December 31, 2016 and 2015 were as follows:

(in thousands of $)	2016	2015
Equity securities	8,936	9,620
Debt securities	2,860	3,032
Cash	707	542
	12,503	13,194

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2016	2015
Net actuarial loss	12,956	12,400

The actuarial loss recognized in the other comprehensive income is net of tax of $0.0 million, $0.0 million, and $0.2 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The asset allocation for our Marine scheme at December 31, 2016 and 2015, by asset category are as follows:

Marine scheme	2016 (%)	2015 (%)
Equity	30-65	30-65
Bonds	10-50	10-50
Other	20-40	20-40
Total	100	100

The asset allocation for our UK scheme at December 31, 2016 and 2015, by asset category are as follows:

UK scheme	2016 (%)	2015 (%)
Equity	75.2	75.7
Bonds	24.8	24.3
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2017, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	370	1,800

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2017	284	3,000
2018	370	3,000
2019	308	3,000
2020	432	3,000
2021	493	3,000
2022 - 2026	2,467	15,000

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2016	2015
Discount rate	3.87%	4.34%
Rate of compensation increase	2.38%	2.07%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2016	2015
Discount rate	4.34%	3.95%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.07%	2.21%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2016 and 2015 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2016 and 2015. For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

28.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2016 and 2015, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2016	2015
150,000,000 (2015: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2016	2015
101,080,673 (2015: 93,546,663) outstanding issued common shares of $1.00 each	101,081	93,547

We issued 0.1 million and 0.1 million common shares upon the exercise of stock options for the years ended December 31, 2016 and 2015, respectively.

On November 18, 2016, we closed a registered offering of 7,475,000 of our common shares, par value $1.00 per share. We raised proceeds, net of the underwriters discount and offering fees, of approximately $170 million.

Treasury shares

In November 2014, our board of directors approved a new share repurchase program under which we may repurchase up to 5% of Golar's outstanding stock over the next two years. As at December 31, 2016, we had repurchased 0.3 million (December 31, 2015: 0.3 million) shares for a consideration of $8.2 million (December 31, 2015: $12.3 million) and was party to a Total Return Swap, or TRS, indexed to 3.0 million of Golar's shares at an average price of $42.03. There is at present no obligation for us to purchase any shares from the counterparty

Share options

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

During 2016 and 2015, the Company granted 1.9 million and 0.9 million share options, respectively, to directors and employees.

As at December 31, 2016, 2015 and 2014, the number of options outstanding in respect of Golar shares was 3.8 million, 2.2 million and 2.1 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as at grant date are noted in the table below:

	2016	2015	2014
Risk free interest rate	1.8%	1.8%	1.8%
Expected volatility of common stock	55.0%	53.1%	53.6%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options (in years)	5.0 years	5.0 years	5.0 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock.

Historically, we used the simplified method to estimate the expected term of options, based on the vesting period of the award and this represents the period of time that options granted are expected to be outstanding. We cease to use the simplified method when the exercise of the awarded share options is higher than the market value of the Company's shares.

The dividend yield has been estimated at 0.0% as the exercise price of the options, granted in 2006 and later, are reduced by the value of dividends, declared and paid on a per share basis.

A summary of option activity as at December 31, 2016 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2015	2,195	$52.02	3.9
Exercised during the year	(77)	$2.65
Forfeited during the year	(173)	$56.88
Granted during the year	1,890	$26.21
Options outstanding at December 31, 2016	3,835	$39.81	3.9

Options exercisable at:
December 31, 2016	108	$2.84	0.83
December 31, 2015	190	$3.97	0.87
December 31, 2014	317	$4.09	1.83

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

The intrinsic value of share options exercised in the years ended December 31, 2016, 2015 and 2014 was $1.3 million, $0.4 million and $7.8 million, respectively.

As at December 31, 2016, the intrinsic value of share options that were both outstanding and exercisable was $2.2 million (2015: $nil).

The total fair value of share options which fully vested in the years ended December 31, 2016, 2015 and 2014 was $0.1 million, $0.1 million and $2.1 million, respectively.

Compensation cost of $5.8 million, $3.7 million and $1.6 million has been recognized in the consolidated statement of operations for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016, the total unrecognized compensation cost amounted to $44.2 million (2015: $31.0 million) relating to options outstanding is expected to be recognized over a weighted average period of 3.8 years.

29.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Accumulated Other Comprehensive Loss

As at December 31, 2016, 2015 and 2014, our accumulated other comprehensive (loss) income balances consisted of the following components:

(in thousands of $)	2016	2015	2014
Net gain (loss) on qualifying cash flow hedging instruments, including share of affiliate	3,414	(192)	8,672
Losses associated with pensions	(12,956)	(12,400)	(15,251)
Accumulated other comprehensive loss	(9,542)	(12,592)	(6,579)

The components of accumulated other comprehensive (loss) income consisted of the following:

	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates comprehensive income	Total accumulated comprehensive (loss) income
Balance at December 31, 2013	(12,731)	(2,676)	4,679	(10,728)
Other comprehensive (loss) income income before reclassification	(2,520)	3,483	(49)	914
Amount reclassified from accumulated other comprehensive income	—	3,235	—	3,235
Net current-period other comprehensive (loss) income	(2,520)	6,718	(49)	4,149
Balance at December 31, 2014	(15,251)	4,042	4,630	(6,579)
Other comprehensive income (loss) before reclassification	2,851	—	(4,822)	(1,971)
Amount reclassified from accumulated other comprehensive income	—	382	—	382
Net current-period other comprehensive income (loss)	2,851	382	(4,822)	(1,589)
Transfer of additional paid in capital	—	(4,424)	—	(4,424)
Balance at December 31, 2015	(12,400)	—	(192)	(12,592)
Other comprehensive (loss) income income before reclassification	(556)	—	3,606	3,050
Amount reclassified from accumulated other comprehensive income	—	—	—	—
Net current-period other comprehensive (loss) income	(556)	—	3,606	3,050
Transfer of additional paid in capital	—	—	—	—
Balance at December 31, 2016	(12,956)	—	3,414	(9,542)

The amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2016, 2015 and 2014 consisted of the following:

Details of accumulated other comprehensive income components	Amounts reclassified from accumulated other comprehensive loss			Affected line item in the statement of operations
	2016	2015	2014
Losses on cash flow hedges:
Interest rate swap	—	382	3,235	Other financial items, net
Total reclassifications for the year	—	382	3,235

30.	FINANCIAL INSTRUMENTS

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

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. Historically, we hedge accounted for certain of our interest rate swap arrangements designated as cash flow hedges. The net gains and losses had been reported in a separate component of accumulated other comprehensive income to the extent the hedges were effective. The amount recorded in accumulated other comprehensive income would have subsequently been reclassified into earnings in the same period as the hedged items affected earnings. However, since 2015, we have ceased hedge accounting for any of our derivatives.

For the years ended December 31, 2016, 2015 and 2014 we recognized a net gain of $nil, $nil and net gain of $0.9 million, respectively, in earnings relating to the ineffective portion of our interest rate swap agreements designated as hedges.

As of December 31, 2016, we have entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	2016	1,250,000	2018/ 2021	1.13% to 1.94%
Receiving floating, pay fixed	2015	1,250,000	2018/ 2021	1.13% to 1.94%

The effect of cash flow hedging relationships relating to swap agreements on the consolidated statements of operations is as follows:

(in thousands of $)	Effective portion gain/ (loss) reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments	2016	2015	2014	2016	2015	2014
Interest rate swaps Other financial items, net	—	382	3,235	—	—	876

The effect of cash flow hedging relationships relating to interest rate swap agreements to the consolidated statements of changes in equity is as follows:

(in thousands of $)	Amount of gain recognized in other comprehensive income on derivative (effective portion)
Derivatives designated as hedging instruments	2016	2015	2014
Interest rate swaps	—	—	3,483

As of December 31, 2016 and 2015, our accumulated other comprehensive loss included $nil and $nil of unrealized losses, respectively, on interest rate swap agreements designated as cash flow hedges. Additionally, as of December 31, 2016, our accumulated other comprehensive loss included $3.6 million (2015: $0.2 million loss) of unrealized gains being our share of Golar Partners' other comprehensive income or loss on swap agreements designated as cash flow hedges (see note 29).

As of December 31, 2016, we do not expect any material amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months. However, our affiliate expects reclassification from accumulated other comprehensive income to earnings during the next twelve months which will impact 'Equity in net earnings of affiliate' in our Consolidated Statement of Operations.

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Equity price risk

Our Board of the Directors have approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2016, the counterparty to the equity swap transactions had acquired 3.0 million shares in the Company at an average price of $42.03. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $19.18. The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2016 is a gain of $24.8 million. There is at present no obligation for us to purchase any shares from the counterparty.

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

The carrying value and fair value of our financial instruments, excluding short-term receivables and payables, at December 31, 2016 and 2015 are as follows:

	Fair value	2016	2016	2015	2015
(in thousands of $)	Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-Derivatives (8):
Cash and cash equivalents	Level 1	224,190	224,190	105,235	105,235
Restricted cash and short-term deposits	Level 1	415,860	415,860	408,563	408,563
Cost method investments (1)	Level 3	7,347	7,347	7,347	7,347
Short-term loans receivable (2)	Level 2	—	—	6,375	6,375
Current portion of long-term debt and short-term debt (2) (3)	Level 2	484,705	484,705	501,618	501,618
Long-term debt – convertible bond (3)	Level 2	218,851	219,428	243,369	231,945
Long-term debt (3)	Level 2	1,124,105	1,124,105	1,133,074	1,133,074
Derivatives:
Interest rate swaps asset (4) (5)	Level 2	5,022	5,022	5,330	5,330
Interest rate swaps liability (4) (5)	Level 2	1,470	1,470	4,597	4,597
Foreign exchange swaps liability (4)(5)	Level 2	993	993	—	—
Total return equity swap liability (4) (6)	Level 2	56,763	56,763	81,581	81,581
Earn-Out Units asset (4)(7)	Level 2	15,000	15,000	—	—

1.
The carrying value of our cost method investments refers to our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O), as we have no established method of determining the fair value of this investment, we have not estimated its fair value as of December 31, 2016, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.

2.	The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.

3.
Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $26.3 million and $42.2 million at December 31, 2016 and December 31, 2015, respectively.

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

6.	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

7.	The Earn-Out Units were issued to Golar in connection with the IDR Reset transaction between Golar and Golar Partners in October 2016. Refer to note 14 for further detail.

8.	Excludes assets and liabilities that are recorded within assets and liabilities held-for-sale.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The carrying values of accounts receivable, accounts payable, accrued liabilities and working capital facilities approximate fair values because of the near term maturity of these instruments.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The carrying value for restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

The estimated fair values for both the floating long-term debt and short-term debt to a related party are considered to be equal to the carrying values since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

The estimated fair value of the financial guarantees is considered to be equal to the carrying amount. The financial guarantees were fair valued as of the deconsolidation date, December 13, 2012 or inception date. We did not identify any material changes in the fair value of the financial guarantees as at December 31, 2016.

The fair value measurement of a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The fair value of the Earn-Out Units was determined using a Monte-Carlo simulation method. This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the Earn-Out Units, such that the price of a unit output by the Monte-Carlo simulation equaled the price observed in the market. The method took into account the historical volatility, dividend yield as well as the share price of the Golar Partners common units as of the IDR Reset date and at balance sheet date.

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

Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy (see note 27).

The following table summarizes the fair value of derivative instruments on a gross basis recorded in our consolidated balance sheets as of December 31, 2016 and 2015:

	Balance sheet classification	2016	2015
(in thousands of $)
Asset Derivatives
Earn-Out Units asset	Other non-current assets	15,000	15,000
Interest rate swaps not designated as hedges	Other non-current assets	5,022	5,330

Liability Derivatives
Interest rate swaps not designated as hedges	Other current liabilities	1,470	4,597
Foreign exchange swaps not designated as hedges	Other current liabilities	993	—
Total return equity swap not designated as hedge	Other current liabilities	56,763	81,581
Total liability derivatives		59,226	86,178

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2016 and 2015 would be adjusted as detailed in the following table:

	2016			2015
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	5,022	(1,351)	3,671	5,330	(216)	5,114
Total liability derivatives	1,470	(1,351)	119	4,597	(216)	4,381

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2016 cash collateral amounting to $70.0 million has been provided (see note 20).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA, Citibank and Standard Chartered. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CMBL and CCBFL in regards to our VIE loans (see notes 4 and 25). We believe these counterparties to be sound financial institutions. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2016, our ownership interest was 33.9% and the aggregate value of the investments recorded in our balance sheet as of December 31, 2016 was $507.2 million being the total of our ownership interest (common and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2016 had a fleet of ten vessels managed by us, under contract, operating under medium to long-term charters with a concentrated number of charterers; BG Group, Petrobras, Pertamina, DUSUP, Nusantara Regas, KNPC, Eni and NEPCO. Furthermore, in the event the decline in the fair value of these investments falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

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

31.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2016	2015	2014
Management and administrative services fees revenue (i)	4,251	2,949	2,877
Ship management fees revenue (ii)	6,466	7,577	7,746
Charter-hire expenses (iii)	(28,368)	(41,555)	—
Gain on disposals to Golar Partners (iv)	—	102,406	43,287
Interest income on vendor financing loan (iv)	—	4,217	—
Interest expense on short-term credit facility (v)	(122)	(203)	—
Share options expense recharge (vii)	181	297	—
Interest expense on deposit payable (viii)	(1,967)	—	—
Total	(19,559)	75,688	53,910

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2016 and 2015 consisted of the following:

(in thousands of $)	2016	2015
Trading balances (owing to) due from Golar Partners and subsidiaries (v)	(21,792)	(4,400)
Methane Princess lease security deposit movements (vi)	(2,006)	(2,728)
Deposit payable (viii)	(107,247)	—
Total	(131,045)	(7,128)

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

(ii) Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

(iii) Charter-hire expenses - This consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand in 2015 and 2016, and for the comparative period in 2015 this also includes the Golar Eskimo.

In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $28.4 million and $28.7 million for the year ended December 31, 2016 and 2015, respectively, in relation to the Golar Grand. This excludes the release of $6.1 million and $3.9 million representing the amortization for the year December 31, 2016 and 2015, respectively, in respect of the guarantee obligation. Furthermore the expense of $8.8 million, representing the incremental liability recognized upon re-measurement of the guarantee obligation is also excluded from the 2015 comparative.

In connection with the sale of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to charter back the vessel until June 30, 2015. Accordingly, we recognized charterhire costs of $nil and $12.9 million for the years ended December 31, 2016 and 2015, respectively.

In addition, in exchange for entering into the charter back arrangement for the Golar Eskimo we agreed with Golar Partners that should we achieve a favorable renegotiation and extension of the charter with the charterer, which increased the value of the charter sold along with the vessel, Golar Partners would pay additional consideration to us equivalent to any increase in value.  No charter renegotiation took place and no additional consideration was due or paid.

(iv) Gain on disposals - This refers to the gains arising on the disposals of the Golar Eskimo, the Golar Igloo and the Golar Maria to Golar Partners. These disposals are further described in note 6.

In January 2015, we completed the disposal of our interests in the companies that own and operate the FSRU, the Golar Eskimo, which resulted in a gain on disposal of $102.4 million. To part fund the purchase, we provided Golar Partners with a $220.0 million loan facility which was non-amortizing with a balloon payment due in December 2016 and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan facility also contained an early repayment incentive fee of up to 1.0% of the loan amount which was called by Golar Partners following early repayment of the loan in November 2015. As a result we incurred an incentive fee of $1.1 million.

In March 2014, we completed the sale of our interests in the company that owns and operates the FSRU, the Golar Igloo, which resulted in a gain on disposal of $43.3 million.

(v) Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In January 2016, we received funding from Golar Partners in the amount of $30 million for a fixed period of 60 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%. In November 2015, we received funding from Golar Partners in the amount of $50 million for a fixed period of 28 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%.

The increase in trading balances to $21.8 million as of December 31, 2016 from $4.4 million as of December 31, 2015 is mainly attributable to amounts due to Golar Partners for charterhire expenses relating to Golar Grand discussed in (iii) above and amounts under the Golar Tundra Sale agreement discussed in (viii) below.

(vi) Methane Princess lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess lease.

(vii) Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners directors and officers during 2016 and 2015.

(viii) Deposit - In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments (“Golar Tundra Sale”). The Golar Tundra is subject to a time charter (“Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. In February 2016, we received a $30 million deposit from Golar Partners towards the purchase price. The outstanding debt in respect of the Golar Tundra due to CMBL stood at $222.7 million at the time of the sale to Golar Partners. On May 23, 2016, the sale was completed and Golar Partners settled in cash the outstanding $77.3 million due to Golar.

In connection with the closing of the Golar Tundra Sale, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Golar Tundra Sale until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL. In return, Golar Partners will remit to us any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners has the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, for the year ended December 31, 2016, we accounted for the amount received in relation to the Golar Tundra Sale as a deposit payable and $2.0 million as interest expense with respect to these arrangements.

Other transactions:

Payment under Omnibus Agreement

In 2013, Golar Partners incurred expenses of $3.3 million which were indemnified and settled by us in accordance with the terms of the Omnibus Agreement. This was recorded in our statement of operations as "Other non-operating expense". Accordingly, for each of the years ended December 31, 2016, 2015 and 2014, in respect of this indemnification, we recognized an expense in our statement of operations of $nil, $nil and $0.5 million, respectively.

Golar Partners distributions to us

Golar Partners has declared and paid quarterly distributions totaling $55.3 million, $52.1 million, and $61.3 million to us for each of the years ended December 31, 2016, 2015 and 2014, respectively.

Exchange of Incentive Distribution Rights

Pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”) by and between Golar and Golar Partners we exchanged all of our incentive distribution rights in the Partnership (“Old IDRs”) in October 2016 (see note 14).

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

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination. As of December 31, 2016, we recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation in December 2012 (2015: $11.5 million).

b) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Spirit, the Golar Freeze, the Methane Princess, the Golar Winter and the Golar Mazo. The maximum potential exposure in respect of the performance guarantees issued by the Company is not known as these matters cannot be absolutely determined. The likelihood of triggering the performance guarantees is remote based on the past performance of both our and Golar Partners' combined fleets.

Omnibus Agreement

In connection with the IPO of Golar Partners, we entered into an Omnibus Agreement with Golar Partners governing, among other things, when we and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, we agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years that we may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the Omnibus Agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from us.

b) Transactions with Golar Power and affiliates:

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power Ltd ("Golar Power"), with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The purpose of Golar Power is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. The transaction closed on July 6, 2016 with the receipt of net proceeds of $113 million from the disposal of 50% of our holding in the ordinary share capital of Golar Power to Stonepeak. Accordingly, effective from this date, we deconsolidated the results and net assets relating to the two vessels; the Penguin and the Celsius, the newbuild FSRU 8 and LNG Power Limited which holds the rights to participate in the Sergipe Power Plant project. On the same date, we commenced equity accounting for our residual interest in Golar Power and we recorded an investment in Golar Power of $116 million, which represents the fair value of our remaining 50% holding in Golar Power's ordinary share capital. Refer to note 7 for further details.

Net revenues: The transactions with Golar Power and its affiliates for the twelve months ended December 31, 2016 consisted of the following:

(in thousands of $)	2016
Management and administrative services revenue	1,965
Ship management fees income	335
Surety bond and debt guarantee compensation (i)	488
Total	2,788

Payables: The balances with Golar Power and its affiliates as of December 31, 2016 consisted of the following:

(in thousands of $)	2016
Trading balances due to Golar Power and affiliates (ii)	(4,442)
Total	(4,442)

(i) Surety bond and debt guarantee compensation - In connection with the closing of the Golar Power and Stonepeak transaction, Golar Power entered into agreements to compensate Golar in relation to the surety bond and certain debt guarantees (as further described under the subheading "Guarantees and other") relating to Golar Power and subsidiaries. This compensation amounted to an aggregate of $0.5 million income for the year ended December 31, 2016. Accordingly we have recognized an asset for the counter guarantee as part of the deconsolidation of the Golar Power entity, see note 7.

As at December 31, 2016 the surety bond guarantee had been terminated and thus no further compensation will be received in relation to the surety bond guarantee.

(ii) Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak as further described in note 7. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

Guarantees and other:

a) Debt guarantees - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other long-term liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of December 31, 2016, the Company guaranteed $203.7 million of Golar Power's long-term debt obligations. The debt facilities are secured against specific vessels. As described in (i) above we receive compensation from Golar Power in relation to the provision of the guarantees.

b) Shipyard guarantee - In connection with the newbuilding contract for the construction of a FSRU, we provided a guarantee to cover the remaining milestone payments due to the shipyard. Pursuant to the formation of Golar Power and closing of the Stonepeak transaction, Golar Power's subsidiary, entered into a counter guarantee with us to indemnify us in the event we are required to pay out any monies due under the shipyard guarantee.

c) Golar Power Purchase Option - Under the shareholders' agreement, Golar Power has the right for 18 months from July 6, 2016 to purchase another two of our vessels at their respective fair values. In connection with any such transaction, Ordinary Shares will be issued based on the fair market value of the vessel(s) at the time of their respective contribution.

d) Golar Power contributions - under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the second half of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors.

c) Transactions with OneLNG and subsidiaries:

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into a joint venture and shareholders' agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. Both Golar and Schlumberger have agreed pursuant to the OneLNG joint venture and Shareholders’ Agreement that any new FLNG business development will be initiated by OneLNG. If the Board of Directors of OneLNG chooses not to proceed with an identified project, Golar or Schlumberger will be free to pursue the project independently. By virtue of substantive participation rights held by Schlumberger we account for our investment in OneLNG under the equity method of accounting.

Net revenues: The transactions with OneLNG and its subsidiaries for the twelve months ended December 31, 2016 consisted of the following:

(in thousands of $)	2016
Management and administrative services revenue	586
Total	586

Receivables: The balances with OneLNG and its subsidiaries as of December 31, 2016 consisted of the following:

(in thousands of $)	2016
Trading balances due from OneLNG (i)	719
Total	719

(i) Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from OneLNG are unsecured, interest-free and intended to be settled in the ordinary course of business.

Guarantees and other:

a) OneLNG contributions - In connection with our newly formed joint venture, OneLNG, (see note 14) under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions may include intellectual property amongst other items.

d) Transaction with other related parties:

Net revenues (expenses): The transactions with other related parties for the twelve months ended December 31, 2016, 2015 and 2014 consisted of the following:

(in thousands of $)	2016	2015	2014
Frontline (i)	—	—	34
Seatankers (i)	—	—	(112)
Ship Finance (i)	—	—	116
Seadrill (i)	—	—	(5)
Golar Wilhelmsen (ii)	—	(2,246)	(7,031)
The Cool Pool (iii)	32,254	1,992	—
Magni Partners (iv)	(4,282)	—	—
Total	27,972	(254)	(6,998)

Receivables (Payables): The balances with other related parties as of December 31, 2016 and 2015 consisted of the following:

(in thousands of $)	2016	2015
The Cool Pool (iii)	3,490	2,000
Magni Partners (iv)	(137)	—
Total	3,353	2,000

(i) On September 10, 2014 following a secondary offering of 32 million of our common shares by World Shipholding Limited (''World Shipholding''), its stake in us was reduced from 36.2% to 1.9%. As of December 31, 2016 and 2015, World Shipholding owned 0.0% of Golar. Following this, World Shipholding, Frontline Ltd (''Frontline''), Seatankers Management Company Limited (''Seatankers''), Ship Finance AS (''Ship Finance'') and Seadrill Ltd (''Seadrill''), ceased to be our related parties.

(ii) As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held a 100% ownership interest in Golar Wilhelmsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method. Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services. Accordingly, from September 4, 2015, these management fees are eliminated on consolidation.

(iii) The Cool Pool - For the year ended December 31, 2016 we recognized net income of $32.3 million from our participation in the Cool Pool. Trade accounts receivable includes amounts due from the Cool Pool, amounting to $3.5 million as of December 31, 2016 (December 31, 2015: $2.0 million).

The table below summarizes our earnings generated from our participation in The Cool Pool:

(in thousands of $)	2016	2015
Time and voyage charter revenues	37,345	5,771
Time charter revenues - collaborative arrangement	13,730	—
Voyage, charter-hire expenses and commission expenses	(7,681)	(3,779)
Voyage, charter-hire and commission expenses - collaborative arrangement	(11,140)	—
Net income from The Cool Pool	32,254	1,992

(iv) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited, a privately held UK company, and is the ultimate beneficial owner of the company. Pursuant to a management agreement between Magni Partners Limited and a Golar subsidiary, for the year ended December 31, 2016, Golar was recharged $3.9 million (this includes $3.0 million in relation to the transaction with Golar Power which has been recorded as part of the loss on disposal of Golar Power in the income statement, see note 7) for advisory services from a partner and director of Magni Partners Limited, other than Mr Trøim. In addition, Golar was recharged $0.1 million for travel relating to certain board members and $0.3 million for other travel and out of pocket expenses. All charges have been recharged to Golar at cost.

32.	CAPITAL COMMITMENTS

FLNG conversions

We entered into agreements for the conversion of the Hilli, the Gimi and the Gandria to FLNGs in May 2014, December 2014, and July 2015, respectively, with Keppel and B&V. As at December 31, 2016, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 12 months to December 31, 2017	429,370
Payable within 12 months to December 31, 2018	55,768
485,138

As we have not lodged our final notice to proceed on the Gimi and the Gandria conversion contracts, we have excluded the Gimi and the Gandria capital commitments in the above table. If we decide to lodge our final notice to proceed, we will have further contractual obligations of approximately $700.0 million and $1.0 billion for the Gimi and the Gandria, respectively. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay a maximum of $20.0 million in termination fees.

33.	OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	December 31, 2016	December 31, 2015
Book value of vessels secured against long-term loans (1)(2)	2,106,062	2,543,012
(1) This includes the Golar Tundra which is classified as held-for-sale (see note 19).
(2) This excludes the Hilli which is classified as "asset under development". The Hilli is secured against the FLNG Hilli facility (see note 17).

As at December 31, 2016, we have secured 13.0 million of our holdings in the subordinated units of Golar Partners against our convertible bonds which were fully redeemed on March 6, 2017. See notes 20 and 25 for further detail.

Other contractual commitments and contingencies

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

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2016, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £108 million British Pounds. We are currently in conversation with HMRC on this matter, presenting the factual background of our position.

Legal proceedings and claims

As of December 31, 2016, the FSRU, the Golar Tundra had yet to commence operations with WAGL under the terms of her time charter party.  In October 2016, we formally commenced arbitration proceedings against WAGL to recover amounts due under the charter arrangement. We believe we have strong merits to our case. However, there can be no assurance that our position will prevail or that we are able to negotiate a mutually agreeable way forward. As of December 31, 2016, we have recognized revenues of only $1.0 million representing cash received from WAGL in the period.

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2016, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

34.	SUBSEQUENT EVENTS

On February 17, 2017, we closed a new $402.5 million senior unsecured five years 2.75% convertible bond. The conversion rate for the bonds will initially equal 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million.

In February 2017, Golar Partners entered into a time charter with a major international oil and gas company (the “New Charter”) for the Golar Grand. We currently charter the Golar Grand from Golar Partners and will therefore sub-charter her back to the Partnership at the same rate as the New Charter, until our charter ends in October 2017. The vessel will be delivered under the New Charter during the second quarter of 2017 for an initial period of two years with a series of options to extend the charter for up to an additional seven years.

On February 28, 2017, we declared a dividend of $0.05 per share in respect of the quarter ended December 31, 2016 and paid this in April 2017. In addition, Golar Partners made a final cash distribution of $0.58 per unit in February 2017 in respect of the quarter ended December 31, 2016, of which we received $12.8 million of dividend income in relation to our common, subordinated and general partner units and IDRs held at the record date.

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan Facility. Pursuant to the Margin Loan Facility, on March 3, 2017 Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan Facility has a term of three years, an interest rate of LIBOR plus a margin and is secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan Facility contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the Margin Loan Facility, Golar LNG Limited contributed 20,852,291 Golar Partners common units to the relevant borrower subsidiary under the Margin Loan Facility, and Golar LNG Limited and the relevant borrower subsidiary entered into the pledge agreement pursuant to which the 20,852,291 Golar Partners common units were pledged as security for the obligations under the Margin Loan Facility.

On March 10, 2017 we drew down an additional $50 million in connection with the FLNG Hilli facility entered into in September 2015. To date we have drawn down $300 million under this facility.

On March 14, 2017, we completed the refinancing of the Golar Crystal. The financing structure funded 60% of the market value of the Golar Crystal. At funding, the vessel was simultaneously bareboat chartered by the Company at a fixed rate for a firm period of 10 years.