Form 20-F
period 2017-12-31
GOLAR LNG LTD
filed 2018-04-16
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Michael Ashford, (1) 441 295 4705, (1) 441 295 3494 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
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

101,118,289 Common Shares, par $1.00, per share

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in the timeliness of the completion of the FLNG Hilli Episeyo (the "Hilli") commissioning and subsequent acceptance by the charterer;

•	changes in our ability to close the sale of certain of our equity interests in Hilli on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners, or our joint ventures Golar Power Limited ("Golar Power") and OneLNG S.A. ("OneLNG");

•	changes in our relationship with Golar Partners, Golar Power or OneLNG;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or FLNG, and our joint ventures;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power and OneLNG to meet our obligations under each of the respective shareholders' agreements;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the "Company," "Golar," "Golar LNG," "we," "us," and "our" all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to our affiliate Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its subsidiaries. References to "Golar Power" refer to our affiliate Golar Power Limited and to any one or more of its subsidiaries. References to "OneLNG" refer to our joint venture OneLNG S.A. and to any one or more of its subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statement of operations data for each of the years in the three-year period ended December 31, 2017 and the balance sheet data as of December 31, 2017 and 2016 from our audited Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from Consolidated Financial Statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our Consolidated Financial Statements and notes thereto included herein.

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. $, except number of shares, per common share data, fleet data and other financial data)
Statement of Operations Data:
Total operating revenues	143,537	80,257	102,674	106,155	99,828
Vessel operating expenses	55,946	53,163	56,347	49,570	43,750
Voyage, charter-hire and commission expenses (including collaborative arrangement)	61,292	47,563	69,042	27,340	14,259
Total operating expenses	244,094	221,364	234,604	146,488	118,332
Operating (loss) income	(85,457)	(141,091)	(36,380)	(2,116)	63,766
Net financial (expense) income	(32,788)	(59,541)	(174,619)	(87,852)	41,768
Equity in net (losses) earnings of affiliates	(25,448)	47,878	55,985	42,220	3,099
Net (loss) income attributable to the stockholders of Golar LNG Ltd	(179,703)	(186,531)	(171,146)	(48,017)	109,555
(Loss) earnings per common share
- basic (1)	(1.79)	(1.99)	(1.83)	(0.55)	1.36
- diluted (1)	(1.79)	(1.99)	(1.83)	(0.55)	1.28
Cash dividends declared and paid per common share	0.20	0.60	1.35	1.80	1.35

Balance Sheet Data (as of end of year):
Cash and cash equivalents	214,862	224,190	105,235	191,410	125,347
Restricted cash and short-term deposits (2)	222,265	183,693	231,820	74,162	23,432
Non-current restricted cash (2)	175,550	232,335	180,361	425	3,111
Investments in affiliates	703,225	648,780	541,565	746,263	766,024
Newbuildings	—	—	13,561	344,543	767,525
Asset under development	1,177,489	731,993	501,022	345,205	—
Vessels and equipment, net	2,077,059	2,153,831	2,598,771	1,648,888	811,715
Total assets	4,764,287	4,256,911	4,269,198	3,899,742	2,591,666
Current portion of long-term debt and short-term debt	1,384,933	451,454	693,123	112,853	29,305
Long-term debt	1,025,914	1,525,744	1,342,084	1,241,133	663,239
Total equity	1,796,304	1,909,826	1,916,179	2,237,422	1,771,727
Common shares outstanding (1) (in thousands)	101,119	101,081	93,547	93,415	80,580
Cash Flow Data:
Net cash provided by (used in) operating activities	47,134	(38,551)	(344,649)	24,873	67,722
Net cash used in investing activities	(433,769)	(2,222)	(255,956)	(1,429,270)	(533,067)
Net cash provided by financing activities	377,307	159,728	514,430	1,470,460	165,978
Fleet Data:
Number of vessels at end of year	14	14	17	13	7
Average number of vessels during year	14	15	14	9	6
Average age of vessels (years)	12.6	11.7	9.7	10.8	18.7
Total calendar days for fleet	5,370	5,864	5,647	2,133	2,012
Total operating days for fleet (3)	3,885	4,034	4,481	2,059	1,501
Other Financial Data:
Average daily time charter equivalent earnings, or TCE (4) (to the closest $100)	$17,500	$10,100	$14,900	$33,100	$38,300
Average daily vessel operating costs (5)	$11,374	$10,359	$11,783	$23,240	$21,745

Footnotes

(1) Basic earnings per share are calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding. Treasury shares are not included in this calculation. The calculation of diluted earnings per share assumes the conversion of potentially dilutive instruments.

(2) Restricted cash consists of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap line facilities, letter of credit facilities in connection with our tolling agreement, bid or performance bonds for projects we may enter. Short-term deposits represents highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

(3) The total operating days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, scheduled lay-up, vessel conversions, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(4) Non-U.S. GAAP Financial Measure: Time charter equivalent, or TCE, rate is a measure of the average daily performance of a vessel. TCE is calculated only in relation to our vessel operations segment. For time charters, this is calculated by dividing total operating revenues (excluding vessel and other management fee), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our total operating revenues to average daily TCE rate.

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Operating revenues	143,537	80,257	102,674	106,155	99,828
Less: Vessel and other management fee	(26,576)	(14,225)	(12,547)	(10,756)	(9,270)
Net time and voyage charter revenues	116,961	66,032	90,127	95,399	90,558
Voyage expenses*	(48,933)	(25,291)	(23,434)	(27,340)	(14,259)
	68,028	40,741	66,693	68,059	76,299
Calendar days less scheduled off-hire days**	3,885	4,034	4,481	2,059	1,994
Average daily TCE rate (to the closest $100)	17,500	10,100	14,900	33,100	38,300

* The TCE calculations for 2017, 2016 and 2015 exclude charter-hire expenses which arose from the charter back arrangements with Golar Partners with respect to the Golar Grand and, for 2015, the Golar Eskimo. This amounted to $12.4 million, $22.3 million and $45.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.
** This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.

(5) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. Calendar days exclude those from vessels chartered in where the vessel operating costs are borne by the legal owner, and those of vessels undergoing conversion.

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

Risks Related to Our Company

We cannot guarantee that the Hilli contract will progress favorably.

We are party to a Liquefaction Tolling Agreement, or LTA (refer to "Item 4. Information on the Company-A. History and Development of the Company-FLNG segment-Liquefaction Tolling Agreement"), with Perenco Cameroon, or Perenco, and Societe Nationale de Hydrocarbures, or SNH, (together, the "Customer") related to a floating liquefied natural gas export project offshore Kribi, Cameroon that employs the converted Hilli. The Hilli conversion completed in October 2017 and she arrived in Cameroon on November 20, 2017 where she is undergoing commissioning activities. We expect acceptance testing procedures to commence shortly. We tendered her notice of readiness, or NoR, on December 3, 2017 upon completion of pre-commissioning activities, starting the commissioning period. The Hilli started generating commissioning payments at a reduced rate from January 4, 2018. First LNG was produced from the Hilli mid-March 2018. The initial term of the LTA is eight years. However, given the complex nature of the project, the new and highly technical nature of the FLNG vessel conversion process, and that the LTA is contingent on the satisfaction of significant conditions which, if not satisfied or waived by the Customer, may result in termination prior to or after employment commences, we cannot assure you that we will be entitled to continue invoicing the Customer under the terms of the LTA during the remainder of the commissioning period or once fully operational post vessel acceptance.

The pending Hilli Disposal may not close as anticipated or it may close with adjusted terms.
We expect the Hilli Disposal (refer to "Item 4. Information on the Company-A. History and Development of the Company-FLNG segment-The Hilli Disposal") to close on or around April 30, 2018, subject to certain closing conditions. However, in the event Customer acceptance is delayed beyond April 30, 2018, both parties have agreed to extend the closing date for the Hilli Disposal to May 31, 2018. If these conditions are not satisfied or waived, we will not complete the Hilli Disposal. Certain of the conditions that remain to be satisfied include, but are not limited to:

•	the Hilli’s timely acceptance by the Customer under the LTA;

•	the continued accuracy of the representations and warranties contained in the Hilli Sale Agreement;

•	the performance by each party of its obligations under the sale agreement;

•	the absence of any decree, order, injunction, ruling or judgment that prohibits, or other proceedings that seek to prohibit, the Hilli Disposal or makes the Hilli Disposal unlawful; and

•	the execution of certain agreements related to the consummation of the Hilli Disposal.

We cannot provide assurance that the pending Hilli Disposal will close by May 31, 2018, or at all, or that the Hilli Disposal will close without material adjustments.

The operations of Golar Hilli Corporation ("Hilli Corp") in Cameroon under the LTA will be subject to higher political and security risks than operations in other areas of the world.
The operations of Hilli Corp in Cameroon under the LTA will be subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The FLNG operations of Hilli Corp in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the LTA and our financial condition.

In addition, Hilli Corp will maintain insurance coverage for only a portion of the risks incident to doing business in Cameroon. There also may be certain risks covered by insurance where the policy does not reimburse Hilli Corp for all of the costs related to a loss. For example, any claims covered by insurance will be subject to deductibles, which may be significant. In the event that Hilli Corp incurs business interruption losses with respect to one or more incidents, they could have a material adverse effect on our results of operations.

Due to the new and sophisticated technology utilized by the Hilli, the operations of the Hilli are subject to risks that could negatively affect our earnings and financial condition.
The Hilli is the world’s first LNG carrier to have been retrofitted for FLNG service. Due to the new and sophisticated technology utilized by the Hilli, the operations of the Hilli are subject to risks that could negatively affect our earnings and financial condition. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Further, the highly technical work is only capable of being performed by a limited number of contractors. Accordingly, a change of contractors for any reason would likely result in higher costs and a significant delay to our delivery schedules. In addition, given the novelty of our FLNG conversion projects, the completion of retrofitting our vessels as FLNG vessels could be subject to risks of significant cost overruns. If the shipyard is unable to deliver any converted FLNG vessel on time, we might be unable to perform related charters. Any substantial delay in the conversion of any of our vessels into FLNG vessels could mean we will not be able to satisfy potential employment.

Furthermore, if any of our FLNG vessels, once converted, are not able to meet certain performance requirements or perform as intended, we may have to accept reduced charter rates. Alternatively, it may not be possible to charter the converted FLNG vessel at all, which would have a significant negative impact on our cash flows and earnings.

If the letter of credit is not extended, our earnings and financial condition could suffer.

Pursuant to the terms of the LTA for the aforementioned project, the converted Hilli arrived in Cameroon on November 20, 2017 and began commissioning activities. The Hilli will provide liquefaction services for an initial term of eight years. In accordance with the terms of the LTA, we have obtained a letter of credit issued by a financial institution to our Project Partners that guarantees certain payments we are required to make to them under the LTA. The letter of credit was set to expire on December 31, 2017, but it automatically extends for successive one year periods until the tenth anniversary of the acceptance of the Hilli to perform the agreed services for the project, unless the financial institution elects to not extend the letter of credit. The financial institution may elect to not extend the letter of credit by giving notice at least ninety days prior to the current December 31, 2018 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the tolling agreement may be terminated and we may be liable for a termination fee of up to $400 million. Accordingly, if the financial institution elects at some point in the future to not extend the letter of credit, our financial condition could be materially and adversely affected.

We and Schlumberger will have an obligation to make additional payments to OneLNG.

We and Schlumberger have each agreed to make up to an additional $250 million of capital contributions to OneLNG, pursuant to and in accordance with the terms of the Joint Venture and Shareholders’ Agreement, namely a final investment decision is taken on a OneLNG project. While we believe we will be able to arrange funding for the full amount of our obligations, to the extent we or Schlumberger do not timely make the required capital contributions, such failure to provide the necessary equity funding could have material adverse consequences for OneLNG, and we and Schlumberger will have the right to purchase the other’s interest in OneLNG if the other defaults in such funding obligations. Such a purchase could take place voluntarily even if there is no default in funding or other obligations.

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

Additionally, OneLNG’s participation in the joint operating company, or JOC, and the development of the Fortuna Project (see "Item 4. Information on the Company-B. Business Overview-Floating LNG Regasification-Floating Liquefaction Vessels-OneLNG - Golar/Schlumberger FLNG Joint Venture" for further detail) is subject to a variety of risks, including, among others, the failure to satisfy all the conditions precedent to effectiveness of the JOC Shareholders’ Agreement, including agreement of final project terms and documentation, execution of documentation for project debt financing with respect to the conversion of the Gandria, approval by the government of Equatorial Guinea and final investment decision of OneLNG or Ophir, and other risks such as an inability of Ophir and OneLNG to successfully work together in the shared management of the JOC, risks related to the conversion of the Gandria similar in nature to the risks related to the Hilli conversion, and the failure of the Block R License to yield the projected amount of LNG.

The expected total capital expenditure for the Fortuna Project is approximately $2.0 billion to reach first gas, of which a significant portion is expected to be debt financed. While we believe that we, together with OneLNG, will be able to arrange financing as required for the conversion of the Gandria, to the extent that we do not obtain the necessary financing in a timely manner and OneLNG or Ophir fail to make any payments required in connection with the Fortuna Project, the Fortuna Project could be delayed which may negatively affect OneLNG and our business operations and financial results.

The implementation of the Fortuna Project and other similar projects in the future is outside the area of our core expertise and we are required to rely on the experience of our joint venture partners.

The development of the Fortuna Project or other similar projects will expose us to risks associated with the development of gas fields. We have not had substantial experience in the area of gas field development and have therefore partnered with more experienced joint venture partners in connection with these projects. While we plan to rely on our joint venture partners to carry out this work, the development of gas fields is outside our core expertise and we are exposed to risks in connection with gas field developments. Such risks include the geological nature of gas fields, including unexpected drilling conditions and irregularities in geological formations, equipment failures, fires, blow-outs or accidents, shortages or delays in the availability of appropriate equipment, and competition from oil and gas companies for the acquisition and development of assets and licenses.

If there is a delay or default by a shipyard or if a shipyard does not meet certain performance requirements, our earnings and financial condition could suffer.

We have entered into an agreement with Keppel Shipyard Limited, or Keppel, and Black & Veatch Corporation, or Black & Veatch, for the conversion of one of our oldest LNG carriers, the Gimi, into a FLNG (in addition to the Hilli, which has completed her conversion). We have also agreed contract terms for the conversion of the Gandria into a FLNG. In the event the shipyards do not perform under the contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investments, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

We have a substantial equity investment in Golar Power. In addition to the value of our investment, we expect to receive cash distributions from Golar Power and management fee income from the provision of services to Golar Power under a management and administrative services agreement for the vessels in Golar Power’s fleet. The value of our investment, the income generated from our investment and the management fee income are subject to a variety of risks, including the risks related to Golar Power’s business. In turn, Golar Power’s business is subject to a variety of risks, including, among others, any inability of Stonepeak and us to successfully work together in the shared management of Golar Power, any inability of Golar Power to identify and enter into appropriate projects, any inability of Golar Power to obtain sufficient financing for any project it identifies, any failure of upstream and downstream LNG producing projects connected with Golar Power’s activities, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

Although Golar Power has approved making a final investment decision in connection with the Sergipe Project, we cannot assure you that the Sergipe Project will proceed as planned. The capital expenditure for the power station and terminal components of the Sergipe Project, including taxes and financing costs, is estimated at 4.3 billion Brazilian Reals, which is equal to approximately $1.3 billion at current exchange rates. Of this amount, the majority will be funded by Centrais Electricas de Sergipe S.A., or CELSE, with debt financing. While we believe that CELSE will be able to arrange the financing as necessary for the power station and terminal, to the extent that CELSE does not obtain the necessary financing in a timely manner, the completion of the project could be delayed. This may negatively affect Golar Power and our business operations and financial results.

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

Also, exchange rate fluctuations between the U.S. Dollar and the Brazilian Real could have an adverse impact on the results of operations of Golar Power with respect to its investments in Brazil, including its investments in the Sergipe Project through CELSE. The principal currency for revenue and operating expenses is the U.S. Dollar; however, a significant portion of expenses for CELSE will be paid in Brazilian Real. This exposure to foreign currency could lead to fluctuations in Golar Power’s net income and net revenue due to changes in the value of the U.S. Dollar relative to the Brazilian Real.

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

We may provide guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures. This includes the debt under our $1.125 billion loan facility borrowed by Golar Power’s subsidiaries that own the Golar Celsius and Golar Penguin, which are our former subsidiaries that we contributed to Golar Power. Following our contribution of those subsidiaries, they continue to owe the debt associated with the Golar Celsius and Golar Penguin to the lenders under our $1.125 billion loan facility, which we guarantee. Failure by any of our joint ventures, including Golar Power, to service its debt requirements and comply with any provisions contained in its commercial loan agreements, including paying scheduled installments and complying with certain covenants, may lead to an event of default under the related loan agreement, including our $1.125 billion loan facility. As a result, if our joint ventures are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the relevant lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both. Further, by virtue of our guarantees with respect to our joint ventures, this may reduce our ability to gain future credit from certain lenders.

We may not be able to obtain financing, to meet our obligations as they fall due, to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FLNG vessel and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities or complete sales of our interests in our vessel owning subsidiaries operating under long-term charters to Golar Partners. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for dividend distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters could limit our ability to fund our growth and capital expenditures. The issuance of additional equity securities would dilute your equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

A pre-condition of the lease financings for both the Golar Tundra and the Golar Seal is for these vessels to be employed under effective charters by June 30, 2018 and December 31, 2018, respectively, or we could be required to refinance the vessels. We are currently exploring our refinancing options, including extension of the lenders’ deadlines for satisfaction of such. While we believe we will be able to refinance these vessels or extend the lenders' deadlines, failure to do so could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2017, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $1.8 billion and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.50.

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

As a result of holding an equity swap, which we refer to as our Total Return Swap, in our own securities, as of April 6, 2018, we are exposed to the movement in our share price in respect of 3.0 million shares under the equity swap. Should the price of our shares fall materially below the level at which the shares were acquired, the equity swap mark-to-market valuations could adversely affect our results. In addition, the equity swap has a credit arrangement, whereby we are required to provide cash collateral equal to 20% of the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2017, cash collateral of $58.4 million has been provided. In the event the share price declines, the cash collateral requirements could adversely affect our liquidity and financial position.

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of December 31, 2017, we had total outstanding debt of $2.4 billion, of which approximately $0.9 billion was exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2017, we have interest rate swaps with a notional amount of $1.3 billion representing 138.7% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

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

                We provide a pension plan for certain of our current and former marine employees. As of December 31, 2017, there were 11 active members and 220 pensioners. Members do not contribute to the plan and it is closed to any new members. As of December 31, 2017, the plan is underfunded by $38.9 million at the current contribution level, and we will need to increase our contributions significantly in order to avoid the plan’s assets being extinguished. Such contributions could have a material and adverse effect on our cash flows and financial condition.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012, is no longer consolidated with our financial results, and our investment is subject to the risks related to Golar Partners’ business.

As of December 31, 2017, we had an ownership interest of 31.8% (including our 2% general partner interest) in Golar Partners, in addition to 100% of the incentive distribution rights, or IDRs, which we account for under the equity method of accounting. The aggregate carrying value of our investments in Golar Partners as of December 31, 2017 was $467.1 million, which represents our total interests in the common and general partner units and the IDRs. The common units of Golar Partners are listed on the NASDAQ Global Market, which as of December 31, 2017, had a quoted unit price of $22.80. The estimated fair value of our investments in Golar Partners is calculated with reference to the quoted price of the common units, with adjustments made to reflect the different rights associated with each class of investment. If the price of the common units declines, such that the fair value of our investments in Golar Partners falls below carrying value, and it is determined to be due to other than temporary reasons, we would be required to recognize future impairment charges that may have a material adverse effect on our results of operations in the period that the impairment charges are recognized.

In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $52.3 million for the year ended December 31, 2017. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $13.7 million for the year ended December 31, 2017.

The value of our investment, the income generated from our investment and the management fee income is subject to a variety of risks, including the risks related to Golar Partners’ business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of April 6, 2018, Golar Partners had a fleet of 10 vessels which we manage under the management agreements referred to above, seven of which currently operate under medium to long-term charters with a concentrated number of charterers that include Petrobras, Dubai Supply Authority, PT Nusantara Regas, The Government of Hashemite Kingdom of Jordan and Kuwait National Petroleum Company. Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, including rechartering its three vessels recently coming off charter, or under certain operational circumstances, a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

We operate the majority of our vessels, through the Cool Pool, in the spot/short-term charter market, which is subject to volatility. Failure by the Cool Pool to find profitable employment for these vessels could adversely affect our operations.

As of April 6, 2018, we had eight LNG carriers and one FSRU operating in the spot market within the Cool Pool. Please see "Item 4. Information on the Company-B. Business Overview-Cool Pool" for further detail. The spot market refers to charters for periods of up to twelve months. Spot/short-term charters expose the Cool Pool to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable in the spot market are uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.

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

Significant demands are placed on our management as a result of our growth. As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control. In addition, the provision of management services to our affiliates, Golar Partners, Golar Power and OneLNG, including the supervision of vessel conversions to FSRUs or FLNGS, has increased the complexity of our business and placed additional demands on our management. Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

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

Currently, we rely primarily on the revenues generated from our or our affiliates' LNG carriers and FSRUs, proceeds from sales of interests in our vessels on long-term time charters to Golar Partners and cash distributions from Golar Partners. Due to the lack of diversification in our lines of business, an adverse development in our LNG carrier and FSRU business, in the LNG industry or in the offshore energy infrastructure industry generally would have a significant impact on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

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

We previously entered into six UK tax leases, of which one lease remains, being that of the Methane Princess lease, albeit following the deconsolidation of Golar Partners in 2012 the capital lease obligation is no longer included within our consolidated balance sheet. However, by virtue of certain indemnity provisions under certain agreements with Golar Partners, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess lease and termination thereof. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of an unrelated tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. In the event of any adverse tax changes or a successful challenge by HMRC with regard to the initial tax basis of the six UK tax leases, or in relation to our 2010 lease restructurings, or in the event of an early termination of the remaining Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position. We could be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financings, including the 2010 or subsequent termination restructurings. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees). We are currently in conversation with HMRC on this matter, presenting the factual background of our position. Please refer to note 31 "Other Commitments and Contingencies" - UK tax lease benefits, of our Consolidated Financial Statements included herein.

Our consolidated lessor variable interest entities may enter into different financing arrangements, which could affect our financial results.

By virtue of the sale and leaseback transactions we have entered into with certain entities of Chinese financial institutions that are determined to be variable interest entities, or the lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate these lessor VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. In consolidating these lessor VIEs, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the lessor VIEs’ debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. For additional detail refer to note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein. As of December 31, 2017, we consolidated lessor VIEs in connection with the lease financing transactions for seven of our vessels. For descriptions of our current financing arrangements including those of our lessor VIEs, please read "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Borrowing Activities." The funding arrangements negotiated by these lessor VIEs could adversely affect our financial results.

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

Tax risks

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

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

United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to U.S. shareholders.

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

Risks Related to Our Industry

The operation of LNG carriers, FLNGs and FSRUs is inherently risky, and an incident resulting in significant loss or environmental consequences involving any of our vessels could harm our reputation and business.

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

If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay dividends. Further, any such environmental accident or the total loss of any of our vessels could harm our reputation as a safe and reliable LNG Carrier, FLNG and FSRU owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

Oil prices ranged between approximately $42 and $60 in 2017. Natural gas prices ranged from approximately $2.60 to $3.75 in 2017. New LNG supply and the prospect of significant additional volumes over the coming 3-years that will exceed near-term demand has resulted in a “decoupling” of LNG prices from oil. An abundance of available LNG in both the Pacific and Atlantic basins also led to a narrowing of the gap in pricing in different geographic regions. This has continued to adversely affect the length of voyages in the spot LNG shipping market and consequently suppressed spot rates and medium term charter rates for charters. Although the arrival of substantial volumes of new LNG over the next three years is expected to positively impact the shipping market and remain supportive of the FSRU business, a prolonged period of low LNG prices could negatively impact new investment decisions for large-scale LNG liquefaction projects. Whilst potentially a positive catalyst for cost competitive liquefaction solutions including floating liquefaction, this has potentially negative long-term demand consequences both for LNG carrier and FSRU demand. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

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

LNG trade increased by around 11% from 265 million tonnes per annum ("mtpa") in 2016 to 293 mtpa in 2017. Growth in 2016 and 2015 amounted to 6% and 1.6% respectively. As a result of geopolitical issues, LNG export capacity was removed from the market in 2012, resulting in a small reduction in trade. No trade increases were recorded in 2013 or 2014. Delays to the start-up of new liquefaction projects and geopolitical issues impacting existing facilities can impact LNG demand growth and consequently the number of time charter opportunities for LNG carrier, FLNG and FSRU owners. Future growth in the LNG trade, and therefore requirements for LNG liquefaction, shipping and regasification is highly uncertain and could fall if existing markets for LNG decline, new users and uses for LNG do not materialize as anticipated and no major export projects are sanctioned over the coming years. In the event that we have not secured long-term charters for the vessels in our fleet, a reduction in LNG trade could have an adverse effect on our ability to secure future term charters at acceptable rates.

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterers’ agreement. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. When vessel values are low, we may not be able to dispose of vessels at a reasonable price when we wish to sell vessels, and conversely, when vessel values are elevated, we may not be able to acquire additional vessels at attractive prices when we wish to acquire additional vessels, which could adversely affect our business, results of operations, cash flow, financial condition and ability to make distributions to shareholders. Please refer to "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Vessel Market Values" for further information.

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

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. None of our vessels made any port calls to Iran in 2017. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment, including, but not limited to, the Oil Pollution Act of 1990, or the OPA, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or the CERCLA, the Clean Water Act, or the CWA, and the Clean Air Act, or the CAA. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution, including joint and several liability and strict liability. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

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

These requirements can affect the resale value or useful lives of our vessels, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and joint and several liability and strict liability, in the event that there is a release of hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

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

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), and ballast treatment and handling. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines on ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The costs of compliance to the updated guidelines may be substantial and adversely affect our revenues and profitability.

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

Due to the nature of our business, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.

Please see "Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations- International Maritime Regulations of LNG Vessels" and "-Other Regulations" below for a more detailed discussion on these topics.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The Golar Arctic, the Golar Frost and the Golar Bear are certified by the American Bureau of Shipping and all our other vessels are each certified by Det Norske Veritas. The American Bureau of Shipping and Det Norske Veritas are all members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification or are in the process of being certified and are currently “in class” other than two LNG carriers, of which the Gimi is layed up and scheduled to be converted by Keppel and the Gandria has recently been taken out of lay-up and entered Keppel's shipyard to commence generic work in readiness for her conversion into a FLNG

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

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

Changing laws, regulations and standards relating to reporting requirements, including the UK Modern Slavery Act 2015 and the European Union General Data Protection Regulation (“GDPR”), will create additional compliance requirements for companies such as ours. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

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

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used.

GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

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

Historically, the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our common shares have traded on the Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue. The market price for our common shares has historically fluctuated over a wide range. In 2017, the closing market price of our common shares on Nasdaq ranged from a low of $19.50 on October 26, 2017 to a high of $29.95 per share on December 27, 2017. As of April 6, 2018, the closing market price of our common shares on Nasdaq was $28.05. The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

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

Because our offices and most of our assets are outside the United States, our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

We are a midstream LNG company engaged primarily in the transportation and regasification of LNG and the liquefaction of natural gas. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs, and the development of LNG projects, including the provision of FLNGs, through our subsidiaries, affiliates and joint ventures.

As of April 6, 2018, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 26 vessels, comprised of 18 LNG carriers, seven FSRUs and one FLNG. Of these vessels, six of the FSRUs and four of the LNG carriers are owned by Golar Partners and are mostly on long-term time charters. Eight of our vessels and two of Golar Power's vessels are participating in the LNG carrier pool, referred to as the Cool Pool. In addition our affiliate, Golar Power, has one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery from the shipyard in the second half of 2018. Of the remaining vessels, the Gimi is being contemplated for conversion into a FLNG. The Gandria entered Keppel's shipyard in March 2018 to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed. The Hilli completed her conversion into a FLNG in October 2017 and she arrived in Cameroon on November 20, 2017 where she is undergoing commissioning activities. We expect acceptance testing procedures to commence shortly.

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

In line with our ambition to become an integrated LNG midstream asset provider and our experience of converting LNG carriers into FSRUs, we have successfully converted one of our LNG carriers, the Hilli, into a FLNG. We have entered into definitive contracts with Keppel and Black & Veatch for the conversion of two LNG carriers, the Gimi and the Gandria, into FLNGs. These developments are complementary to our existing core business, namely LNG shipping and provision of FSRUs, and so we remain firmly committed to our shipping and FSRU franchises. In addition, our aim is to find strong strategic partners that have an interest in utilizing one or more of our FLNGs.

We are listed on Nasdaq under the symbol "GLNG". We were incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +1 (441) 295-4705. Our principal administrative offices are located at One America Square, 17 Crosswall, London, United Kingdom and our telephone number at that address is +44 207 063 7900.

Golar Partners

In September 2007, we formed Golar Partners under the laws of the Republic of the Marshall Islands as a wholly-owned subsidiary. Golar Partners was formed to own vessels with long-term charters, typically five years or longer, through wholly-owned subsidiaries in order to distribute the different risk profiles of the different vessel types of total fleet controlled or affiliated with Golar. Golar Operating LLC, or the General Partner, our wholly-owned subsidiary, was also formed in September 2007 to act as the general partner of Golar Partners under the limited partnership agreement of Golar Partners, and under that agreement the General Partner received a 2% general partner interest and 100% of the IDRs in Golar Partners.

In April 2011, we completed the IPO of Golar Partners. Golar Partners is listed on Nasdaq under the symbol "GMLP". In connection with this IPO, we entered into an omnibus agreement, or the Omnibus Agreement, governing, among other things when the Company and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers.

Since December 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary. As of April 6, 2018, we own 100% of the general partner units and 30.4% of the common units in Golar Partners, in addition to 100% of the IDRs.

Since the IPO of Golar Partners, we have sold equity interests in six vessels to Golar Partners for an aggregate value of $1.9 billion. As of April 6, 2018, Golar Partners had a fleet of ten vessels acquired from or contributed by us to provide funding for our FLNG projects as well as our growth.

Further, in August 2017, we entered into a purchase and sale agreement with Golar Partners for the disposal from Golar and affiliates of Keppel and Black & Veatch of 50% of the common units in Golar Hilli LLC which will, on the closing date of the sale, indirectly (via its wholly-owned subsidiary) be the disponent owner the Hilli. Please refer to refer to "Item 4. Information on the Company-A. History and Development of the Company-FLNG segment-The Hilli Disposal" for further information.

The majority of the proceeds received from the sales of these vessels to Golar Partners have been used to make installment payments under our newbuilding program. Furthermore, the sale of these assets has made Golar Partners a more profitable company, which has resulted in increased distributions to unitholders of the Partnership. As a major shareholder of Golar Partners, and the beneficial owner of Golar Partners' IDRs, we have benefited from the increased distributions.

Golar Power

    In order to further develop and finance our LNG based downstream investment opportunities, in June 2016, we formed Golar Power, a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners, or Stonepeak. The joint venture company, Golar Power, offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Golar Power currently has a 50% interest in a Brazilian corporation, CELSE, that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil ("Sergipe Project"). The cost of constructing the power plant and related terminal, including taxes and financing costs, is estimated at $1.3 billion. Golar Power also owns a FSRU newbuild that is currently being constructed at Samsung shipyard, and two modern 160,000 cbm trifuel LNG carriers, the Golar Penguin and the Golar Celsius, currently operating in the Cool Pool, suited for conversion to FSRUs. Golar Power has entered into an Omnibus Agreement with Golar Partners, under which Golar Partners has a right of first refusal with respect to any transfers or sales of any LNG carrier or FSRU owned by Golar Power and operating under a charter for five or more years. We account for our investment in Golar Power under the equity method.

OneLNG

In July 2016, we formed OneLNG, a joint venture with Schlumberger B.V., or Schlumberger, a subsidiary of Schlumberger Group, which is intended to offer an integrated upstream and midstream solution for the development of low cost gas reserves and the conversion of natural gas to LNG. OneLNG will be the exclusive vehicle for both joint venture parties for all future projects that involve the conversion of natural gas to LNG and can utilize both Schlumberger’s production management services and Golar’s FLNG capabilities. We hold 51% and Schlumberger the remaining 49% of the shares in OneLNG and we have equal management and governance rights. By virtue of substantive participation rights held by Schlumberger, we account for our investment in OneLNG under the equity method.

Vessel operations segment

Vessel acquisitions and capital expenditures

Since January 1, 2015, we invested $601 million in our vessels and equipment, and newbuildings comprising:

•	four newbuildings (three LNG carriers and one FSRU); and

•	the LNG carrier LNG Abuja for $20 million in April 2015, albeit she was subsequently sold in July 2015.

Disposals

Since January 1, 2015, we have entered into the following sale and purchase transactions:

•
In January 2015, we sold our interests in the companies that own and operate the FSRU, Golar Eskimo (including charter) for $388.8 million less the assumed $162.8 million of bank debt plus other purchase price adjustments. Golar Partners financed the remaining purchase price by using $7.2 million cash on hand and the proceeds of a $220 million loan from us, which was fully repaid in 2015;

•
In May 2016, we sold our equity interests in the company ("Tundra Corp") that is the disponent owner of the Golar Tundra and the related time charter for $330 million less the net lease obligations under the related lease agreement with China Merchant Bank Financial Leasing, or CMBL, plus other purchase price adjustments. At the time of sale, the Golar Tundra was subject to a time charter with West Africa Gas Limited, or WAGL. Concurrent with the closing of the sale of Tundra Corp, we entered into an agreement with Golar Partners (as amended, the "Tundra Letter Agreement") which provided, among others, that in the event the Golar Tundra had not commenced service under the charter with WAGL by May 23, 2017, Golar Partners had the option (the "Tundra Put Right") to require us to repurchase Tundra Corp at a price equal to the original purchase price (the "Tundra Put Sale"). The Golar Tundra's project made limited progress and, on May 30, 2017, Golar Partners elected to exercise the Tundra Put Right.

In connection with the exercise of the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") for an amount equal to $107 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the earlier of (a) the date of the closing of the Hilli Disposal and (b) March 31, 2018. Golar Partners have agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in return for an option (which Golar Partners have exercised) to purchase an interest in the Hilli. The closing of the Tundra Put Sale occurred on October 17, 2017; and

•
In August 2017, we entered into a purchase and sale agreement with Golar Partners for the disposal from Golar and affiliates of Keppel and Black & Veatch of 50% of the common units in Golar Hilli LLC which will, on the closing date of the sale, be the indirect disponent owner of the Hilli. Please refer to refer to "Item 4. Information on the Company-A. History and Development of the Company-FLNG segment-The Hilli Disposal" for further information.

In addition:

•
As discussed above, following the acquisition of the LNG Abuja in April 2015, we subsequently sold her in July 2015 for cash consideration of $19 million, resulting in the recognition of an impairment loss of $1 million;

•
In February 2015, we completed the sale of our LNG carrier, the Golar Viking, to a third party for $135.0 million. In connection with the sale, we provided initial bridging finance of $133.0 million plus a revolving credit facility of $5 million. However, due to the acquirer’s difficulties in realizing any short-haul cabotage trade opportunities in Indonesia, we agreed to the repossession of the vessel in consideration for extinguishment for the outstanding balances on the loan receivables. Accordingly, we repossessed the vessel in December 2015; and

•
In connection with the formation of the Golar Power joint venture, we contributed to it our former subsidiaries that: (i) own the Golar Penguin and the Golar Celsius; (ii) holds the FSRU newbuilding contract with Samsung; and (iii) holds the rights to participate in the Sergipe Project. Subsequently in July 2016, we received net proceeds of $113 million from our sale to Stonepeak of 50% of the ordinary share capital of Golar Power. Accordingly, effective from the date of the sale to Stonepeak, we deconsolidated the results and net assets of Golar Power.

Since January 1, 2015, we have also refinanced certain of our vessels pursuant sale and leaseback arrangements as further described in note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein.

Investments

Since January 1, 2015, we have acquired and divested interests in a number of companies including:

•
Golar Partners - In January 2015, we completed a secondary offering of 7,170,000 of Golar Partners common units, at a price of $29.90 per unit, generating net proceeds of $207.4 million. In August 2015, our Board of Directors approved a unit purchase program under which we could purchase up to $25 million worth of Golar Partners outstanding units over 12 months. Pursuant to the terms of the program, we purchased $5.0 million worth of Golar Partners’ units prior to its expiry.

Further, on October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) a new class of incentive distribution rights, or New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units"). Based on the agreement, half of the Earn-Out Units ("first tranche") would vest if Golar Partners paid a distribution equal to, or greater than, $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar 374,295 common units and 7,639 general partner units on November 15, 2017. The agreement also required Golar Partners to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, in connection with the issuance of the above Earn-Out Units, Golar also received $0.9 million in dividends in the period. The remaining Earn-Out Units ("second tranche") will be issued if Golar Partners pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments. Accordingly, as of April 6, 2018, we own the following interests in Golar Partners: 30.4% of the common units, the 2% general partner interest (through our ownership of the general partner) and all the New IDRs. Together, these investments amount to approximately 31.8% ownership interest in Golar Partners and 100% of the New IDRs.

•
Golar Wilhelmsen - In September 2015, we acquired the remaining 40% interest in GWM from Wilhelmsen Ship Management (Norway) AS, for $0.2 million, making it our wholly-owned subsidiary. Golar Management uses the services of GWM to provide the technical, commercial and crew management services both to our and Golar Partners’ vessels. GWM was subsequently renamed Golar Management Norway AS, or GMN.

•	Golar Power - As discussed above, we entered into certain agreements to form Golar Power with Stonepeak in June 2016.

•	OneLNG - As discussed above, we entered into a Joint Venture and Shareholders’ Agreement with Schlumberger to form OneLNG in July 2016.

FLNG segment

FLNG Hilli

On May 22, 2014, we entered into an Engineering, Procurement and Construction agreement with Keppel for the conversion of the LNG carrier the Hilli to a FLNG. Keppel simultaneously entered into a sub-contract with the global engineering, construction and procurement company Black & Veatch. Black & Veatch, will provide their licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the Golar's topsides and liquefaction process. We also entered into a Tripartite Direct Agreement with Keppel and Black & Veatch, which among other things ensures our ability to enforce all obligations under both the Engineering, Procurement and Construction agreement and the sub-contract. The Hilli conversion completed in October 2017 and she arrived in Cameroon on November 20, 2017 where she is undergoing commissioning activities. First LNG was produced from the Hilli in mid-March 2018. We expect acceptance testing procedures to commence shortly. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion. As of December 31, 2017, the total costs incurred in respect of the Hilli FLNG conversion and vessel and site commissioning was $1,177.5 million.

In connection with the conversion of the Hilli to a FLNG, in September 2015, we entered into financing agreements with a subsidiary of CSSC (Hong Kong) Shipping Co. Ltd., or CSSCL. The facility is split into two phases; pre-delivery and post-delivery financing (see note 23 "Debt" of our Consolidated Financial Statements included herein).

Liquefaction Tolling Agreement ("LTA")

In October 2015, Hilli Corp entered into a binding term sheet for FLNG tolling services with the Customer for the development of the Hilli Project. The binding term sheet has been converted into a LTA with the Customer and the LTA was executed on November 29, 2017. Under the LTA, the Hilli will provide liquefaction services for the Customer until the earlier of (i) eight years from the date the delivered Hilli is accepted by the Customer (the “Acceptance Date”), or (ii) at the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. As discussed previously, the Hilli tendered its NoR on December 3, 2017. Following the NoR, the commissioning process of testing the Hilli and preparing it for service commenced in December 2017. Under the LTA, the commercial start date to begin providing liquefaction services is the earlier of 180 days after the scheduled commissioning start date or the Acceptance Date, as may be extended by the parties. Under the terms of the LTA, the Hilli is required to make available 1.2 million tonnes of liquefaction capacity per annum, which capacity will be spread evenly over the course of each contract year. The Customer will pay Hilli Corp a monthly tolling fee, which will fluctuate to a certain extent in relation to the price of Brent Crude. The Customer has an option to increase liquefaction capacity to greater than 1.2 million tonnes per annum. The LTA provides certain termination rights to the Customer and Hilli Corp. The LTA provides for the payment by Hilli Corp of penalties of up to $400 million (which reduces gradually as LNG production increases, reducing to $100 million once 3.6 million tonnes of LNG has been produced), $300 million of which is secured by a letter of credit, in the event of Hilli Corp’s underperformance or non-performance, with the penalties decreasing after the second anniversary of the Acceptance Date. If the Customer elects to terminate the LTA prior to the second anniversary of the Acceptance Date, the Customer will be obligated to pay Hilli Corp $400 million, with termination payments decreasing if the LTA is terminated after the second anniversary of the Acceptance Date.

The Hilli Disposal

On August 15, 2017, we entered into a purchase and sale agreement (the "Hilli Sale Agreement") with Golar Partners for the disposal (the "Hilli Disposal") from Golar and affiliates of Keppel and Black & Veatch of common units (the "Disposal Interests") in Golar Hilli LLC. On the closing date of the Hilli Disposal, Golar Hilli LLC will indirectly (via its wholly-owned subsidiary) be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to the Customer under the eight-year LTA. The sale price for the Disposal Interests is $658 million less net lease obligations under the financing facility for the Hilli (the "Hilli Facility"), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum.

The closing of the Hilli Disposal is subject to the satisfaction of certain closing conditions which include, among others, the commencement of commercial operations under the LTA and the formation of Golar Hilli LLC and the related Pre-Closing Contributions. In addition, in connection with the closing, Golar Partners expect to provide a several guarantee of 50% of Hilli Corp’s indebtedness under the Hilli Facility.

Upon the closing of the Hilli Disposal, which is expected to occur on or around April 30, 2018, we, along with Keppel and Black & Veatch, will sell 50% of the Hilli Common Units to Golar Partners in return for the payment by Golar Partners of the net purchase price of between approximately $178 and $190 million. Golar Partners will apply the $107 million Deferred Purchase Price receivable from us in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand. However, in the event Customer acceptance extends beyond April 30, 2018, both parties have agreed to extend the closing date for the Hilli Disposal to May 31, 2018.

The description of the Hilli Sale Agreement contained in this report is a summary and is qualified in its entirety by reference to the terms of the Hilli Sale Agreement.

Other FLNG conversions

We have entered into definitive contracts with Keppel and Black & Veatch for the conversion of the Gimi and the Gandria into FLNGs, subject to certain conditions to the contracts’ effectiveness and issuance of notices to proceed with the conversions. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion.

The Gandria contract was subsequently extended to June 29, 2018 and the Gimi contract was extended to December 30, 2018. Effectiveness of each remains subject to issuance of a final notice to proceed. As previously discussed, the Gandria entered Keppel's shipyard in Singapore in March 2018 to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed under the conversion contract entered into with Keppel and Black & Veatch.

OneLNG Joint Venture

In July 2016, we formed OneLNG with Schlumberger, which is intended to offer an integrated upstream and midstream solution for the monetization of stranded gas reserves and the conversion of natural gas to LNG. We hold 51% of the shares and Schlumberger the remaining 49% in OneLNG and the parties share equal management and governance rights. Both Golar and Schlumberger have agreed pursuant to the OneLNG Joint Venture and Shareholders’ Agreement that any new FLNG business development will be initiated by OneLNG. If the Board of Directors of OneLNG chooses not to proceed with an identified project, Golar or Schlumberger will be free to pursue the project independently. In addition, we or Schlumberger could leave OneLNG on mutual consent. It is anticipated that we will contribute the Gandria to OneLNG for conversion into an FLNG in connection with the Fortuna Project.

Power segment

In July 2016, we formed a 50/50 joint venture, Golar Power, with Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Please refer to Golar Power disclosure earlier in this section for further detail.

B.      Business Overview

Together with our affiliates, Golar Partners and Golar Power, we are a leading independent owner and operator of LNG carriers and FSRUs. Collectively, our fleet is comprised of 18 LNG carriers, seven FSRUs and one FLNG. As of April 6, 2018, Golar Power has one remaining newbuilding commitment for the construction of a FSRU, the Golar Nanook, scheduled to be delivered during the second half of 2018, and we have agreements for the conversion of two further LNG carriers, the Gimi and the Gandria, into FLNGs. Our vessels provide or have provided LNG shipping, storage and regasification services to leading participants in the LNG industry including BG Group plc, ENI S.p.A, Petróleo Brasileiro S.A., or Petrobras, Dubai Supply Authority, PT Pertamina (Pesero), the Cool Pool and many others. Our business is focused on providing highly reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain, with particular emphasis on innovative floating liquefaction solutions.

As well as growing our core business and pursuing new opportunities along our value chain, we also offer commercial and technical management services for Golar Partners’ and Golar Power’s fleet and certain, mainly technical, services to OneLNG. Pursuant to vessel management and services agreements in place with both Golar Partners and Golar Power, we are reimbursed for all of the operating costs in connection with the management of their fleet, in addition to a 5% margin.

We intend to maintain our relationship with Golar Partners, Golar Power and OneLNG and pursue mutually beneficial opportunities, which we believe will include the sale of additional assets to Golar Partners and Golar Power to provide funding for our LNG projects as well as continue our growth.

Fleet

Current Fleet

As of April 6, 2018, our current fleet comprises two LNG carriers undergoing or being contemplated for conversions into FLNGs, the Hilli currently undergoing commissioning, 10 LNG carriers and one FSRU (which are included within the combined fleet of 26 vessels described above).

The following table lists the LNG carriers and FSRUs in our current fleet as of April 6, 2018:

Vessel Name	Year of Delivery	Capacity Cubic Meters	Flag	Type	Charterer/ Pool Arrangement	Current Charter Expiration	Charter Extension Options

Existing Fleet
Hilli (1)	2017	125,000	MI	FLNG Moss	Perenco	2025	n/a
Gimi (2)	1976	125,000	MI	Moss	n/a	n/a	n/a
Gandria (2)	1977	126,000	MI	Moss	n/a	n/a	n/a
Golar Arctic (3)	2003	140,000	MI	Membrane	An energy and logistics company	2019	n/a
Golar Viking (4)	2005	140,000	MI	Membrane	n/a	n/a	n/a
Golar Seal (5)	2013	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Crystal (5)	2014	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Bear (5)	2014	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Glacier	2014	162,000	MI	Membrane	A major Japanese trading company	2019	n/a
Golar Frost (5)	2014	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Snow (5)	2015	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Ice (5)	2015	160,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Kelvin (5)	2015	162,000	MI	Membrane	Cool Pool	n/a	n/a
Golar Tundra (5)(6)	2015	170,000	MI	FSRU Membrane	Cool Pool	n/a	n/a

Key to flag:

MI – Marshall Islands

(1)
The Hilli conversion completed in October 2017 and she arrived in Cameroon on November 20, 2017. We expect acceptance testing procedures to commence shortly. The Hilli was converted from a LNG carrier which was originally constructed in 1975.

(2)
Two of our vessels, the Gimi and the Gandria, are being contemplated for conversion into FLNG vessels. The Gimi is currently in lay-up. The Gandria entered Keppel's shipyard in Singapore in March 2018 to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed.

(3)
The charter commenced in March 2016. The charter expiration date is a date, to be determined at the charterer’s option, within 30 days before or after the 26 month charter term. The charter has subsequently been extended to end on the earlier of: (i) the acceptance date of a Golar Partners’ FSRU contracted by the charterer and Golar Partners under a long-term charter, and (ii) January 15, 2019.

(4)	This vessel is currently operating in the spot market, outside of the Cool Pool.

(5)	As of April 6, 2018, we have eight vessels operating in the Cool Pool. See "Cool Pool" below.

(6)	Following buy back of the Golar Tundra from Golar Partners, she subsequently joined the Cool Pool in November 2017, and is operating as a LNG carrier.

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

Cool Pool

In October 2015, we entered into a Pool Agreement with Dynagas Ltd., or Dynagas, GasLog Carriers Ltd., or GasLog, and a pool manager equally owned by Dynagas, GasLog and Golar, or the Pool Manager, to form a LNG carrier pooling arrangement, or the Cool Pool, to market LNG carriers (154,000-162,000 cbm) that are currently operating in the LNG shipping spot market. We refer to Dynagas, GasLog and Golar collectively as the Pool Participants. The Cool Pool allows the Pool Participants to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, more flexible, and innovative solutions to meet their increasingly complex shipping requirements.

As of April 6, 2018, the Cool Pool consisted of 17 modern, high quality and essentially equivalent LNG carriers powered by fuel efficient Tri Fuel Diesel Electric propulsion technology and one FSRU operating as a LNG carrier. Dynagas, GasLog and ourselves currently contribute three vessels, five vessels, and 10 vessels (including the two owned by Golar Power), respectively, to the Cool Pool. The Pool Participants have agreed under the Pool Agreement to contribute to the Cool Pool any additional vessels with similar specifications that they acquire.

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

Under the Pool Agreement, the Pool Manager is responsible, as agent, for the marketing and chartering of the participating vessels and paying other voyage costs such as port call expenses and brokers' commissions in relation to employment contracts, but each of the Pool Participants continues to be fully responsible for the financing, insurance, manning and technical management of their respective vessels. For its services, the Pool Manager receives a fee equal to 10 percent of the costs and overhead of the Cool Pool. Pool earnings (gross earnings of the pool less costs and overhead of the Cool Pool and fees to the Pool Manager) are aggregated and then allocated to the Pool Participants in accordance with the number of days each of their vessels are entered into the pool during the period.

The Pool Participants have agreed to participate in the Cool Pool for an extended minimum commitment period to October 2019. After this date, each Pool Participant may terminate its participation in the Cool Pool, provided the Pool Manager is allowed 30 days to complete any charter negotiations and such Pool Participant’s vessels satisfy any charter commitments.

Golar Management

Golar Management

Golar Management, our wholly-owned subsidiary which has offices in London, Oslo, Kuala Lumpur and Split, provides commercial, operational and technical support and supervision and accounting and treasury services to our, Golar Partners’ and Golar Power's vessels. In addition, under the management and administrative services agreements we have entered into with Golar Partners, Golar Power and OneLNG, certain officers and directors of Golar Management provide executive officer functions for their benefit. In addition, the administrative services provided by Golar Management include: (i) assistance in commercial management; (ii) execution of business strategies of Golar Partners, Golar Power and OneLNG; (iii) bookkeeping, audit and accounting services; (iv) legal and insurance services; (v) administrative and clerical services; (vi) banking and financial services; (vii) advisory services; (viii) client and investor relations; and (viii) integration of any acquired business.

Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services. In addition, Golar Management receives a management fee equal to 5% of its costs and expenses incurred in connection with providing these services. Parties may terminate the management and administrative services agreement by providing 120 days written notice.

Golar Management Norway AS ("GMN")

In September 2010, Golar Wilhelmsen was established as a joint venture between Golar and Wilhelmsen Ship Management (Norway) AS, or Wilhelmsen, and was staffed by both Wilhelmsen and Golar employees. Since September 2015, Golar Wilhelmsen has been a wholly-owned subsidiary, and thus was renamed Golar Management Norway AS (or "GMN"). The company continues to provide in-house technical, commercial and crew management services, pursuant to the management agreements mentioned above.

Our Business Strategy

Golar’s vision is to break the mold in LNG. Our strategic intent is to become an integrated gas to power energy business. We aim to combine our marine expertise and innovative floating LNG assets with strong industry partnerships to provide the most competitive LNG solution to monetize natural gas reserves and deliver LNG, ship the LNG, regasify the LNG through our FSRUs, and ultimately generate and sell power from our gas-fired power stations.

Our four strategic focuses are to:

•
Operate a high-quality, first class LNG carrier fleet: We own and operate a fleet of high quality LNG carriers with an average age of 5.4 years. Eight of our ten carriers were delivered within the last five years and utilize fuel efficient propulsion and low boil-off technology. Our vessels are compatible with most LNG loading and receiving terminals worldwide.

•
Maintain leadership in FSRUs and embed this into future power projects through our affiliate, Golar Power: We are one of the industry leaders in the development, delivery and operation of both newbuild and converted FSRUs based on a strong record of successful project delivery and highly reliable vessel operation. Our joint venture, Golar Power, is currently seeking new FSRU project and power station opportunities in addition to the building of our first integrated gas to power project at Sergipe in Brazil.

•
Develop new FLNG opportunities through our joint venture with Schlumberger, OneLNG: OneLNG offers resource holders an integrated solution to monetize stranded gas reserves. Our OneLNG investment proposition is built on a sound technical and commercial offering, derived from structurally lower unit capital costs and short lead times. OneLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of OneLNG’s low-cost, low-risk, fast-track solution should provide a compelling alternative to the traditional giant land-based projects - especially in a low energy price environment.

•
Leverage our affiliation with Golar Partners to monetize long-term midstream contracts: We believe our affiliation with Golar Partners positions us to pursue a broader array of opportunities. Since the Partnership’s IPO in April 2011, we have sold six vessels to Golar Partners in exchange for consideration of $1.9 billion. In addition to this, we shortly expect to close the sale of an interest in the Hilli (see discussion under "the Hilli Disposal"). Golar has invested a substantial portion of its sale proceeds in newbuild and asset conversion projects that are expected to generate attractive returns for the Company over the coming years. As of April 6, 2018, we have a 31.8% interest (including our 2% general partner interest) in Golar Partners and hold 100% of its IDRs.

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

According to the most recent EIA International Energy Outlook (2017), worldwide energy consumption is projected to increase by 28% from 2015 to 2040, with total energy demand in non-OECD countries increasing by 41%, compared with an increase of 9% in OECD countries. Natural gas consumption worldwide is forecast to increase by 43% between 2015 and 2040. Reduced emphasis placed on nuclear power which previously played a more prominent role in Japan and South Korea’s planned energy mix or its subsequent phasing out in other countries such as Germany together with a concerted effort by China to address domestic coal induced air quality issues over the coming years will see natural gas feature more prominently as the substitution fuel of choice.

In recognition of its environmental benefits, the G20 has endorsed the role of natural gas as part of the transition to a cleaner energy mix. The lower carbon intensity of natural gas relative to coal and oil makes it an attractive fuel for the industrial and electric power sectors. Natural gas has an established presence in this sector which can be expected to increase over time. If the market for electrically charged vehicles expands as anticipated, additional demand for electricity, and therefore gas, can also be expected. From an environmental perspective, LNG as a direct fuel for transport is also a viable emissions mitigant. Use of LNG in the automotive sector is minimal today but expected to increase over time. Relative to petroleum and other liquids, the International Gas Union, or IGU, states that use of LNG in transportation can reduce emissions of CO2 by up to 20% whilst emissions of nitrogen oxide can be cut by up to 90% and particulate matter by up to 99%. Emissions of sulfur oxide can potentially be eliminated altogether. Increasing concern about sulfur oxide is making LNG an increasingly attractive alternative for fueling ships. A significant cut in the allowable sulfur content of fuel as directed by the International Maritime Organization becomes effective in 2020 and a variety of newbuild ships that utilize LNG as a fuel are now under construction. Engine manufacturers for buses, heavy trucks, locomotives and drilling equipment have also started building dual fuel engines that use LNG. China is leading the roll-out of LNG corridors for LNG fueled vehicles and Europe is following suit. Selected railways and heavy vehicle fleet operators in the U.S. are now using LNG as a fuel and maturing small scale LNG technology that can be used to access other isolated customers and reach new markets also represents a promising opportunity that is being pursued globally. The EIA expects that natural gas consumption for transportation will grow close to 500% between 2015 and 2040.

Natural gas accounts for approximately 25% of global energy demand according to the IGU. Of this, 10% is supplied in the form of LNG. This compares to just 4% in 1990. Countries that have natural gas demand in excess of the indigenous supply must either import natural gas through a pipeline or, alternatively, in the form of LNG aboard ships. LNG is natural gas that has been converted into its liquid state through a cooling process, which allows for efficient transportation by sea. Upon arrival at its destination, LNG is returned to its gaseous state by either an FSRU or land based regasification facilities for distribution to power stations and consumers through pipelines. The EIA expects that world LNG trade will nearly triple between 2015 and 2040.

Natural gas is an abundant fuel source, with the Oil and Gas Journal estimating that, as of January 1, 2016, worldwide proved natural gas reserves were 6,950 Tcf having grown by 40% over the past 20 years. Almost three-quarters of the world's natural gas reserves are located in the Middle East and Eurasia. Russia, Iran and Qatar accounted for 54% of the world's natural gas reserves as of January 1, 2016, and the United States, the fourth largest holder of natural gas reserves, will see an increase in production growth from 24 Tcf per annum in 2012 to 35.3 tcf per annum in 2040. Production in the Australia/New Zealand region is forecast to increase from 2.1Tcf per annum in 2012 to 7.0Tcf per annum in 2040 with the majority originating from Australia. A significant portion of the Australian volume has now entered the market. Sizeable new discoveries have also been made on the east coast of Africa in countries including Mozambique, Tanzania and Kenya. With an average growth rate of 7% since 2000, LNG supply has grown faster than any other source of gas and the IGU expect further expansion of this share going forward.

The EIA predicts a substantial increase in the production of "unconventional" natural gas, including tight gas, shale gas and coalbed methane. Shale gas production is expected to be focused on the U.S., China and Canada. Recoverable reserves of this unconventional gas are, however, variable and uncertain. Improvements in the hydraulic fracturing process used to produce this gas could result in upward revisions to existing reserves however the significant water requirements of the process together with environmental concerns could equally constrain the recoverability of many known reserves.

Although the growth in production of unconventional domestic natural gas has eliminated LNG demand in the U.S., the long-term impact of shale gas and other unconventional natural gas production on the global LNG trade is unclear. Substantial increases in the extraction of U.S. shale gas in 2008-2009 initially suppressed demand for U.S.-bound LNG and therefore shipping. Between 2010 and 2013, a number of cargoes were then redirected from the U.S. to the Far East which increased LNG ton miles and demand for LNG shipping. The advent of Australian volumes, closer to their main Far Eastern LNG markets then suppressed ton miles, reducing demand for shipping between 2014 and 2016. More recently, ton miles have begun to rise again as increasing levels of Far Eastern demand is satisfied by new U.S. export volumes that started to deliver into the market from the end of 2016. A further 50 million tons of new liquefaction currently under construction in the U.S. is expected to deliver over the coming three years. A significant portion of this new production will likely find a home in the faster growing and more distant markets of the Middle East, India and the Far East. Ton miles and shipping demand are therefore expected to continue increasing through to the end of the decade.

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

LNG Supply Chain

The LNG supply chain involves the following components:

Exploring and drilling: Natural gas is produced and transported via pipeline to natural gas liquefaction facilities located along the coast of the producing country. The advent of floating liquefaction also sees the gas being piped to offshore liquefaction facilities.

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

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land based facilities in order to achieve improved economies of scale. In many recent cases, even these large projects have cost substantially more than anticipated. To address the escalating costs, more cost competitive floating liquefaction solutions across a spectrum of project sizes have been developed by a handful of oil majors and also by Golar. Many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas. Golar’s FLNG solution, which focuses on the liquefaction of clean, lean, pipeline quality gas, is expected to be one of the cheapest liquefaction alternatives in today’s market. As such, it represents one of the only solutions to have remained economically viable following the substantial drop in oil and LNG prices that commenced in October 2014. FLNG allows smaller resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For the established LNG industry participants, the prospect of the lower unit costs and lower risk profile of Golar’s FLNG solution provide an important and compelling alternative to the traditional giant land based projects especially in this current energy price environment.

According to Poten and Partners, LNG liquefaction produced 103 million tonnes per annum of LNG in 2000. This increased to around 293 million tonnes per annum by 2017 according to Shell. Approximately 85 million tonnes per annum of new LNG production capacity is expected to come into operation between 2017 and 2020. Based on current trading patterns and ton miles and assuming retirement of vessels 35 years or older, the order book of approximately 100 conventional LNG carriers together with the current surplus of carriers on the water is anticipated to be insufficient to carry this new expected production.

The LNG Fleet

As at March 2, 2018, the world LNG carrier fleet consisted of 527 LNG vessels (including 28 FSRUs, 36 vessels less than 46,000 cbm, 6 floating storage units, or FSUs and 4 floating liquefaction or FLNG units). There were also orders for 121 new LNG carriers (including 10 FSRUs, 11 vessels less than 46,000 cbm, 1 FSU and 1 FLNG unit), the majority of which will be delivered between now and 2019.

The LNG carriers on order define the next generation of employable carriers in regards to size and propulsion. The current "standard" size for LNG carriers has increased substantially since the 1970s, while propulsion preference has shifted from a steam turbine to the more fuel efficient Dual/Trifuel Diesel Electric or M-type, Electronically-controlled Gas Injection systems.

While there are a number of different types of LNG vessel and "containment system", there are two dominant containment systems in use today:

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

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the tanker industry including the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. Autumn and particularly spring tend to be weaker periods for LNG carrier rates relative to winter and summer.

Floating LNG Regasification

Floating LNG Storage and Regasification Vessels

Floating LNG storage and regasification vessels are commonly known as FSRUs. The figure below depicts a typical FSRU.

The FSRU regasification process involves the vaporization of LNG and pressurizing and injection of the natural gas directly into a pipeline. In order to regasify LNG, FSRUs are equipped with vaporizer systems that can operate in an open-loop mode, a closed-loop mode, or in both modes. In the open-loop mode, seawater is pumped through the system to provide the heat necessary to convert the LNG to the vapor phase. In the closed-loop system, a natural gas-fired boiler is used to heat water that is circulated in a closed-loop through the vaporizer and a steam heater to convert the LNG to the vapor phase. In general, FSRUs can be divided into four subcategories:

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

Demand for Floating LNG Regasification Facilities

The long-term outlook for global natural gas supply and demand has stimulated growth in LNG production and trade, which is expected to drive a necessary expansion of regasification infrastructure. While worldwide regasification capacity still exceeds worldwide liquefaction capacity, a large portion of the existing global regasification capacity is concentrated in a few markets such as Japan, Korea and Taiwan, or is in the wrong place. Domestic production of shale gas and the advent of U.S. LNG exports mean that substantial U.S. Gulf Coast regasification capacity is no longer required. Much of the European regas capacity is also underutilized. In China, now the world’s second largest market for LNG, there has been a shortage of regas capacity and demand for regasified LNG exceeded land based regas capacity at the end of 2017. Elsewhere there is significant demand for regasification infrastructure in other Asian markets, the Middle-East and Central/South America as well as in Africa and the Caribbean. We believe that the advantages of FSRUs compared to onshore facilities, as detailed in the paragraphs below, make them highly competitive in these markets. In Asia, the Middle East, Caribbean and South America most new regasification projects utilize an FSRU.

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

FSRU Golar Eskimo moored off the port of Aqaba in Jordan

In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as an FSRU. FSRUs can be used on a seasonal basis, as a short-term (1-2 year) regasification solution or as a long-term solution for up to 40 years. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

Floating LNG Regasification Vessel Fleet Size and Ownership

Compared to onshore terminals, the floating LNG regasification industry is fairly young. There are a limited number of companies, including Golar as well as Exmar, Excelerate Energy L.P., Hoegh LNG ASA, BW Gas and Mitsui O.S.K. Lines that are operating FSRU terminals for LNG importers around the world. Golar was the first company to enter into an agreement for the long-term employment of an FSRU based on the conversion of an existing LNG carrier.

Competition - LNG Carriers and FSRUs

As the FSRU market continues to grow and mature there are new competitors entering the market. In some cases, project developers have also ordered FSRUs without involving a third party provider. Expectations of rapid growth in the FSRU market has given owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid and long-term FSRU charters. Competition for these long-term charters is based primarily on price, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and the quality, LNG experience and reputation of the operator.

More recently it has been noted that an increasing number of emerging markets for LNG require smaller volumes on more flexible terms. Demand growth within these markets is also subject to higher levels of uncertainty. A large industrial user or small utility may represent initial anchor demand for a FSRU with the expectation that new end users will cluster around the anchor customer or that other users nearby will switch from more expensive fuels to take advantage of an FSRU's underutilized regas capacity over time. A FSRU that provides for small scale offloading also allows for other less proximate demand to be met. Excess capacity that will never be utilized on larger and more expensive newbuild FSRUs undermines this business model. As the only market participant with a proven low cost conversion model, suitable available conversion candidates and existing FSRU assets, Golar is in a good position to capitalize on this mid-size FSRU market.

We believe that, together with our affiliates, Golar Partners and Golar Power, we are one of the world's largest independent LNG carrier and FSRU owners and operators. As of April 6, 2018, we, together with our affiliates Golar Partners and Golar Power have a fleet of 26 vessels comprised of 16 LNG carriers, seven FSRUs, one FLNG and two FLNG conversion candidates. Our

LNG carrier newbuildings have storage capacity of approximately 160,000 cbm to 162,000 cbm; a 0.1% boil-off rate; tri-fuel engines; and are capable of charter speeds of up to 19.5 knots. Our newbuild FSRUs range in capacity from 160,000 cbm to 170,000 cbm and can provide regasification throughput of up to 750 thousand cubic feet per day (or 5.8 million tonnes per annum). The FSRUs can, subject to the customer's requirements, remain classified as an LNG carrier, flexible for LNG carrier service, or be classified as an offshore unit, remaining permanently moored at site for a long contract duration without the requirement for periodic dry docking.

We compete with other independent shipping companies who also own and operate LNG carriers. Additionally, some of the major oil and gas producers, including Royal Dutch Shell and BP own LNG carriers. National gas and shipping companies also have large fleets of LNG vessels that have expanded and will likely continue to expand. These include Malaysian International Shipping Company, or MISC, National Gas Shipping Company located in Abu Dhabi and Qatar Gas Transport Company, or Nakilat.

Floating Liquefaction Vessels

FLNG Hilli Episeyo shortly before departure from Singapore

Golar’s floating liquefaction strategy is to target stranded reserves (such as coal bed methane and shale gas or lean gas sourced from offshore fields) and convert this to LNG. These feed gas streams require little to no gas processing prior to liquefaction. Golar’s liquefaction solution places proven onshore technology on board an existing LNG carrier using a rapid low-cost execution model resulting in a vessel conversion time of approximately three years. In 2014 Golar executed agreements with Keppel and Black & Veatch for the conversion of the LNG carrier Hilli to an FLNG vessel at Keppel’s shipyard in Singapore. FLNG Hilli has a production capacity of up to 2.5 million tonnes per annum and on board storage of approximately 125,000 cubic meters of LNG. The FLNG Hilli delivered from Keppel's shipyard in October 2017 and proceeded to Cameroon, arriving in late November 2017. Commissioning of the vessel commenced in December 2017 and production of LNG began in mid-March 2018. We expect acceptance testing procedures to commence shortly. After customer acceptance, Golar expects to close the sale of an initial equity interest in the vessel to Golar Partners. Hilli is the world’s first FLNG vessel based on a converted LNG carrier and one of only four FLNG vessels globally.

OneLNG - Golar/Schlumberger FLNG Joint Venture

In July 2016, we formed OneLNG with Schlumberger. OneLNG is intended to offer an integrated upstream and midstream solution for the monetization of stranded gas reserves and the conversion of natural gas to LNG. The combination of Schlumberger's high quality reservoir analysis, infrastructure engineering and sub-sea development together with Golar’s FLNG and LNG midstream experience delivers a unique offering to the market.

OneLNG is now staffed and working on several projects around the world. One of these is the Fortuna Project in Equatorial Guinea. This project includes Schlumberger’s sub-sea development connecting directly to a FLNG vessel that should enable OneLNG, together with the Government of Equatorial Guinea and Ophir Energy Plc., to deliver first gas in 2021. The project involves the formation of a JOC and, in the event of a final investment decision, it is expected that Ophir will contribute their share of Equatorial Guinea’s Block R license, projected to be equivalent to approximately 2.2-2.5 million tons per annum of LNG production over 15-20 years. Similar opportunities to this, as well as pure tolling based projects analogous to the FLNG Hilli contract, are being considered elsewhere. Some of these opportunities require more than one FLNG vessel.

Hilli Conversion Contract

The primary contract for the Hilli conversion was entered into with Keppel during mid-2014. Keppel simultaneously entered into a sub-contract with global engineering, procurement and construction company, Black & Veatch, who provided their licensed PRICO® technology, performed detailed engineering and process design, specified and procured topside equipment and provided commissioning support for Golar’s topsides and liquefaction process.

Following execution of the above contract, Golar entered into negotiations with a wholly-owned subsidiary of Keppel for their purchase of a 10% non-controlling interest in a subsidiary which owns the Hilli. Both a share purchase and sale agreement and a shareholders agreement were negotiated and the agreements were executed and the transactions closed in early September 2014. During November 2014, Golar also executed agreements with Black & Veatch International Company, a subsidiary of Black & Veatch, for a further 0.9% non-controlling interest in the same subsidiary.

Gimi and Gandria Conversion Contracts

We have entered into definitive contracts with Keppel and Black & Veatch for the conversion of the Gimi and the Gandria into FLNGs, subject to certain conditions to the contracts’ effectiveness and issuance of notices to proceed with the conversions. These agreements are similar to the agreements that we entered into with respect to the Hilli conversion.

The Gandria contract was subsequently extended to June 29, 2018 and the Gimi contract was extended to December 30, 2018. Effectiveness of each remains subject to issuance of a final notice to proceed. As previously discussed, the Gandria entered Keppel's shipyard in Singapore in March 2018 to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed under the conversion contract entered into with Keppel and Black & Veatch.

Customers

During the year ended December 31, 2017, we received the majority of our revenues from the Cool Pool.

In 2017, we had up to nine vessels operating in the Cool Pool. Our revenues from these vessels were $106.3 million (91% of our total time and voyage charter revenues), $51.1 million and $6.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage. The maximum coverage varies from 180 days to 360 days, depending on the vessel. The number of deductible days varies from 14 days to 60 days, depending on the vessel and type of damage; machinery or hull damage.

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

Our current protection and indemnity insurance coverage for Hilli pollution is $250 million per incident and $1 billion per vessel per incident for all other vessels. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the Hull and Machinery, Hull and Cargo interests, Protection and Indemnity and Loss of Hire insurances have confirmed that they will consider FSRUs as vessels for the purpose of providing insurance. For the FSRUs we have also arranged an additional Comprehensive General Liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

We will use in our operations our thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries assist us in managing our vessel operations. GMN, received its ISO 9001 certification in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM, on a fully integrated basis.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic, Golar Frost and Golar Bear are certified by American Bureau of Shipping and all our other vessels are certified by Det Norske Veritas. Both societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class" other than two LNG carriers, the Gimi and the Gandria, with the Gimi currently layed up and scheduled to be converted into a FLNG by Keppel and the Gandria recently removed from lay-up and delivered to Keppel's shipyard in Singapore to commence generic work in readiness for her conversion into a FLNG.

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

Environmental and Other Regulations

General

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations. Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

We believe that GMN is operating in compliance with the International Standards Organization, or ISO, Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of LNG carriers. GMN received its ISO 9001 certification (quality management systems) in April 2011 and the ISO 14001 Environmental Standard during summer 2012. This certification requires that GMN commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. We believe that each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO’s Marine Environmental Protection Committee (“MEPC”), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards. Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards). Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Under the requirements of the BWM Convention installation of ballast water treatments, BWT systems will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWT system. Ballast water treatment technologies are now becoming more mature, although the various technologies are still developing. The additional costs of complying with these rules, relating to certain of our older vessels are estimated to be in the range of between $2 million and $3 million per vessel and will be phased in over time in connection with the renewal surveys that are required.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.

Anti Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti fouling Systems on Ships, or the “Anti fouling Convention.” The Anti fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti fouling System Certificate is issued for the first time; and subsequent surveys when the anti fouling systems are altered or replaced. We have obtained Anti fouling System Certificates for all of our vessels that are subject to the Anti fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and,

•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”). On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters. The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading within the exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.

The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that the 2013 VGP will remain in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States ("WOTUS") rule, which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers to publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the Supreme Court held that the federal district courts, not the appellate courts, have jurisdiction to hear challenges to the WOTUS rule. Also in January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. In response to that order, on October 16, 2017, the EPA proposed to repeal the Clean Power Plan, its first standards on carbon dioxide emissions from power plants. On December 28, 2017, the EPA published an Advance Notice of Proposed Rulemaking outlining its plans to replace the Clean Power Plan if the repeal moves forward. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The following are among the various requirements, some of which are found in the SOLAS Convention:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code. GMN has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Vessel Safety Regulations

The Maritime Safety Committee adopted paragraph 5 of SOLAS regulation III/1 to require lifeboat on-load release mechanisms not complying with new International Life-Saving Appliances, or LSA Code requirements to be replaced no later than the first scheduled dry-docking of the ship after 1 July 2014 but, in any case, not later than 1 July 2019. The SOLAS amendment, which entered into force on 1 January 2013, is intended to establish new, stricter, safety standards for lifeboat release and retrieval systems, aimed at preventing accidents during lifeboat launching, and will require the assessment and possible replacement of a large number of lifeboat release hooks.

All our vessels that were docked in or after 2014 had the lifeboat release and retrieval systems overhauled and modified where found necessary.

According to SOLAS Ch V/19.2.10, all vessels shall have an Electronic Chart Display and Information Systems, or ECDIS, installed in the period from 2012 to 2018. Our LNG vessels must have approved ECDIS fitted no later than the first survey on or after July 1, 2015. All our vessels now have an ECDIS installed and our Officers have been sent to specific training courses.

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report and note 4 "Subsidiaries" of our Consolidated Financial Statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli Corp, which is 89% owned by us with the remaining 11% held by third party entities.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Fleet".

We do not own any interest in real property. We lease approximately 7,000 square feet of office space in London, 32,000 square feet of sublet office space in Oslo, for our ship management operations, 1,600 square feet of office space in Malaysia, 4,700 square feet of office space in Croatia and approximately 1,300 square feet of office space in Bermuda.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled "Item 4. Information on the Company" and our audited financial statements and notes thereto, included herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled "Cautionary Statement Regarding Forward Looking Statements" and "Item 3. Key Information-D. Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Overview and Background

Please see "Item 4. Information on the Company" for further details.

Market Overview and Trends

Historically, spot and short-term charter hire rates for LNG carriers have been uncertain, which reflects the variability in the supply and demand for LNG carriers. The industry has not, however, experienced a structural surplus of LNG carriers since the 1980s with fluctuations in rates and utilization over the intervening decades reflecting short-term timing disconnects between the delivery of new vessels and delivery of the new LNG they were ordered to transport. During the last cycle, an excess of LNG carriers first became evident in 2004, before reaching a peak in the second quarter of 2010, when spot and short term charter hire rates together with utilization reached near historic lows. Due to a lack of newbuild orders placed between 2008 and 2010, this trend then reversed from the third quarter of 2010 such that the demand for LNG shipping was not being met by available supply in 2011 and the first half of 2012. Spot and short-medium term charter hire rates together with fleet utilization reached historic highs in 2012. During 2013, hire rates and utilization slowly declined from these all-time highs reaching an equilibrium around the third quarter of 2013 when the supply and demand of vessels was broadly in alignment. From late 2013, the pace of newbuild LNG carrier deliveries outstripped the supply of new LNG liquefaction, with the supply of LNG carriers exceeding shipping requirements throughout 2014, 2015 and 2016. Historically low charter rates and levels of utilization were recorded in early 2016 and rates and utilization levels remained subdued through to the first half of 2017 despite new Australian volumes. Thereafter, the anticipated arrival and ramp up of new U.S. LNG volumes and an associated increase in ton miles began to absorb the built-up surplus of LNG carriers. It is anticipated that the market will reach an equilibrium position during the second half of 2018 and then be short of LNG carriers from late 2019 provided there are no significant unplanned outages at existing liquefaction facilities as a result of geopolitical or other unexpected events.

                There are significantly fewer FSRUs than LNG carriers however their market has grown from zero in 2005 to 28 in operation or available for hire as of March 2, 2018. There are also 10 FSRUs currently on order. Plentiful supply of cheap LNG has encouraged continued growth in demand for FSRUs and we expect this to continue. However, the number of competitors for FSRU business has increased and is expected to continue to increase which will have a negative impact on margins.

                Having dropped to around $27 per barrel early in 2016, Brent Crude spot prices have since recovered and stabilized at levels between $60 and $65 per barrel. Natural gas prices have also recovered. Although significant additional LNG supply over the coming three years may result in a another "decoupling" of LNG prices from oil, demand for LNG, particularly as a result of faster than expected coal-to-gas switching by China, has surprised to the upside and been supportive of LNG prices. An increasing portion of the new demand for LNG from Far Eastern markets is being satisfied by new U.S. supply. This has resulted in an increase in ton miles, vessel utilization and hire rates and the trend is expected to continue. The arrival of substantial volumes of new LNG over the next three years is expected to reflect positively on the shipping market and remain supportive of the FSRU business. Continued strong LNG demand growth that matches this supply is also expected. Should demand not be sustained, falling LNG prices could negatively impact new investment decisions for large-scale LNG liquefaction projects. While potentially a positive catalyst for cost competitive liquefaction solutions including floating liquefaction, this has potentially negative long-term consequences both for LNG carrier and FSRU demand. Any sustained decline in the delivery of new LNG volumes, chartering activity and charter rates could also adversely affect the market value of our vessels on which certain of the ratios and financial covenants we are required to comply with in our credit facilities are based.

Please see the section of this Annual Report entitled "Item 4. Information on the Company-B. Business Overview-The Natural Gas Industry" for further discussion of the LNG market.

Factors Affecting the Comparability of Future Results

Our historical results of operations and cash flows are not necessarily indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•
For periods when vessels are in lay-up or under conversion, vessel operating and voyage costs will be lower. The Hilli and the Gandria were both placed in lay-up in April 2013. The Hilli and the Gandria were delivered to Keppel's shipyard in September 2014 and March 2018, respectively, to commence their conversions into FLNGs. The Hilli completed her conversion in October 2017 and is currently undergoing commissioning in Cameroon. We expect acceptance testing procedures to commence shortly. The Gandria remains in Keppel's shipyard where generic work has commenced in readiness for her conversion into a FLNG. The Viking was placed in lay-up in December 2015 and, in February 2018, she was reactivated and entered into the spot market. The Gimi was placed in lay-up in January 2014 and is currently still in lay-up, but has been earmarked for use in our FLNG vessel conversion projects, pending lodgment of their final notices to proceed. We receive no revenues for vessels while they are in lay-up or being converted, but we benefit from lower vessel operating costs, principally from reduced crew on board, and minimal maintenance requirements and voyage costs.

•
Our results will be dependent in part on the performance of the Cool Pool. In October 2015, we, along with GasLog and Dynagas, established the Cool Pool to market our LNG carriers which are currently operating in the LNG shipping spot market. As of April 6, 2018, we had contributed eight (2017: eight) of the 18 vessels to the pool. Each of the vessel owners continues to be responsible for the manning and the technical management of its respective vessels. Our share of the net pool revenues will be dependent upon the performance of the Pool Manager in securing employment and negotiating rates for all of the pool vessels.

•
We, or our consolidated entities, may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. In addition, by virtue of the sale and leaseback transactions we have entered into with certain lessor VIEs, where we are deemed to be the primary beneficiary of the VIEs, we are required to consolidate these VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. For additional detail refer to note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein. As of December 31, 2017, we consolidated lessor VIEs in connection with the lease financing transactions for seven of our vessels. For descriptions of our current financing arrangements, please see note 23 "Debt" of our Consolidated Financial Statements included herein.

•
The costs of our projects may change. We are continuing to invest in and develop our various projects, such as FLNG conversion. The costs we have incurred historically for our projects may not be indicative of future costs.

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income. These changes may fluctuate significantly as interest rates, the price of our common shares or the price of commodities fluctuate. This includes changes in the fair value of the Hilli LTA embedded derivative. Our Total Return Swap has a credit arrangement, whereby we are required to provide cash collateral on the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss.

•
Gains or losses from the disposal or deemed disposals of our investments accounted for under the equity method. In January 2015, we disposed of 7.2 million of our common units in Golar Partners and recognized a gain on disposal of $32.6 million. In addition we recognize a gain or loss on deemed disposals in our affiliates, where we suffer a dilution in our ownership interest when our investee issues additional equity interest which we do not participate. In 2017, we recognized a $17.0 million loss in connection with Golar Partners' capital transactions.

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

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the success of the Pool Manager in finding employment and negotiating charter rates for our vessels and the vessels other participants in the Cool Pool;

•	revenues generated by the Hilli, pursuant to vessel acceptance by the Customer under the LTA;

•	the number and types of vessels in our fleet and the fleets of our affiliates;

•	our ability to maintain good working relationships with our key existing charterers and to increase the number of our charterers through the development of new working relationships;

•	increased demand for LNG shipping services, including FSRU and FLNG services, and in connection with this underlying demand for and supply of natural gas and specifically LNG;

•	our ability to employ our vessels operating in the spot market and rates and levels of utilization achieved by our vessels;

•
the success or failure of the LNG infrastructure (including FLNG) projects that we and our affiliates are working on or may work on in the future, including the Hilli’s timely acceptance by the Customer under the LTA;

•
our ability to execute strategic and mutually beneficial sales of our assets, including the Hilli, similar to the past sale of six of our vessels conducted with Golar Partners, for aggregate purchase consideration of $1.9 billion, and our ability to secure charters of an appropriate duration for the assets being sold;

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

In addition to the factors discussed above, we believe certain specific factors related to our and our joint ventures' or affiliates' operations have impacted, and will continue to impact, our results of operations. These factors include:

•	access to capital required to acquire additional vessels and/or to implement business strategy;

•	level of debt and the related interest expense and amortization of principal;

•	the performance of our equity interests;

•	employment of vessels;

•	the hire rate earned by vessels and unscheduled off-hire days;

•	non-utilization of vessels not subject to fixed rate charters;

•	pension and share option expenses;

•	mark-to-market charges in the Hilli embedded derivative, interest rate and equity swaps and foreign currency derivatives;

•	foreign currency exchange gains and losses;

•	equity in earnings of affiliates;

•	increases in operating costs; and

•	prevailing global and regional economic and political conditions.

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

Off-hire (including commercial waiting time). Our vessels may be out of service, off-hire, for three main reasons: scheduled drydocking or vessel upgrade or special survey or maintenance, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs or maintenance, which we refer to as unscheduled off-hire.

Vessel and other management fees. As part of our operations we provide various management and administrative services to our joint ventures and affiliates.

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

Depreciation and amortization. Depreciation and amortization expense, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate under long-term capital leases. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis. We amortize our deferred drydocking costs generally over five years based on each vessel's next anticipated drydocking.

Administrative expenses. Administrative expenses are comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general administration expenses. Included within administrative expenses are pension and share option expenses. Pension expense includes costs associated with a defined benefit pension plan we maintain for some of our office-based employees (the UK Scheme and Marine Scheme). Although this scheme is now closed to new entrants the cost of provision of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

Unrealized gain on Hilli derivative instrument. In December 2017, we recognized a derivative asset in relation to the Hilli LTA. The derivative asset represents the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date, the changes in fair value are recognized in each period in current earnings in "Unrealized gain on FLNG derivative instrument", which forms part of our operating results.

Interest expense and interest income. Interest expense depends on our and our consolidated lessor VIE entities overall level of borrowings, including costs associated with such borrowing. By virtue of the sale and leaseback transactions we have entered into with lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate these VIEs into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail refer to note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. During construction of a newbuilding, FSRU or FLNG retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or retrofitted vessel. In addition this treatment may also apply to certain of our equity method investments, meeting specific criterion, during the period prior to commencement of their planned principal operations. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of non-current assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we make assumptions regarding estimated future cash flows, the vessels' economic useful life and estimates in respect of residual or scrap value.

Other financial items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, market valuation adjustments for derivatives, interest rate cash settlements and foreign exchange gains/losses. The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Although for certain of our derivative arrangements such as our total return equity swap cash collateral maybe required to be posted. As at December 31, 2017 cash collateral amounting to $58.4 million has been provided against our Total Return Swap (see note 18 "Restricted Cash and Short-term Deposits" of our Consolidated Financial Statements included herein).

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

Results of Operations

Our results for the years ended December 31, 2017, 2016 and 2015 were affected by several key factors:

•	Golar Tundra, one of our newbuildings, was delivered in 2015, which was affected by commercial waiting time;

•
Our vessels were affected by commercial waiting time, including our newbuildings and vessels in lay-up. The Hilli and the Gandria were placed in lay-up in April 2013, the Gimi in January 2014 and the Golar Grand and the Golar Viking in December 2015;

•
Charter-hire expenses of $17.4 million, $28.4 million and $28.7 million for the year ended December 31, 2017, 2016 and 2015, respectively, arising from the charter-back of the Golar Grand (2015 includes the charter-back of Golar Eskimo) from Golar Partners, under an agreement executed at the time of the disposal to Golar Partners. On November 1, 2017, the Golar Grand arrangement concluded;

•
Additions in operating costs of $nil, $2.0 million and $1.8 million in 2017, 2016 and 2015, respectively, in connection with our crewing pool in anticipation of the delivery of our newbuilds (prior to the transfer of this newbuilding to Golar Power upon the deconsolidation of Golar Power in July 2016, see note 7 "Deconsolidation of Golar Power" of our Consolidated Financial Statements included herein);

•
Interest costs of $72.4 million, $50.3 million and $7.1 million were capitalized in 2017, 2016 and 2015, respectively, in relation to the FLNG conversion of the Hilli, the investment in our affiliate, Golar Power and our newbuilding under construction;

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

•
The realized and unrealized gains and losses on mark-to-market adjustments for our derivative instruments of $19.5 million gain, $17.5 million gain and $96.5 million loss in 2017, 2016 and 2015, respectively, and the impact of hedge accounting, which we ceased during 2015, for certain of our interest rate and equity swap derivatives;

•	Mark-to-market gain of $15.1 million in 2017, on the embedded derivative in relation to the Hilli LTA.

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

•	Share options expense on options granted during 2017, 2016 and 2015; and

•	Project expenses such as those relating to FLNG project development.

The impact of these factors is discussed in more detail below.

A. Operating Results

Year ended December 31, 2017, compared with the year ended December 31, 2016

As of December 31, 2017, we managed our business and analyzed and reported our results of operations on the basis of three segments: Vessel operations, FLNG and Power. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. See note 8 "Segment Information" of our Consolidated Financial Statements included herein.

The following details our consolidated revenues and expense information for the three segments for each of the years ended December 31, 2017 and 2016:

Vessel operations segment

	December 31,
(in thousands of $, except average daily TCE)	2017	2016	Change	% Change

Total operating revenues	143,537	80,257	63,280	79%
Vessel operating expenses	(55,944)	(53,163)	(2,781)	5%
Voyage, charter-hire and commission expenses (including expenses from collaborative arrangements)	(61,171)	(47,563)	(13,608)	29%
Administrative expenses	(46,092)	(42,384)	(3,708)	9%
Depreciation and amortization	(76,522)	(72,972)	(3,550)	5%
Impairment of non-current assets	—	(1,706)	1,706	(100)%
Other operating gains - LNG trading	—	16	(16)	(100)%
Operating loss	(96,192)	(137,515)	41,323	(30)%

Equity in net earnings of affiliates	1,503	37,344	(35,841)	(96)%

Other Financial Data:

Average Daily TCE (1) (to the closest $100)	17,500	10,100	7,400	73%
Calendar days less scheduled off-hire days	3,885	4,034	(149)	(4)%

(1)	TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Total Operating revenues: Operating revenues increased by $63.3 million to $143.5 million for the year ended December 31, 2017 compared to $80.3 million in 2016. This was principally due to an increase in revenue of:

•
$54.7 million as a result of improved utilization and daily hire rates, including repositioning fees, from our vessels participating in the Cool Pool for the year ended December 31, 2017 compared to the same period in 2016;

•
$1.3 million in revenue from the Golar Arctic which was fully utilized for the year ended December 31, 2017 compared to the same period in 2016 when she was mostly off-hire during the first quarter in preparation for her charter on March 23, 2016 with an energy and logistics company; and

•
$12.4 million in management fee income, from $14.2 million in 2016 to $26.6 million in 2017, from the provision of services to Golar Partners, Golar Power and OneLNG under our management and administrative services and ship management agreements. The increase is primarily a result of the services provided to Golar Power and OneLNG throughout the year ended December 31, 2017, whereas, services were only provided to Golar Power and OneLNG for a portion of 2016, subsequent to their formation in July 2016.

These are partially offset by a decrease of $4.5 million in revenue in 2017 from the Golar Penguin and the Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016.

The increase of $7,400 in average daily TCE rate to $17,500 for 2017 compared to $10,100 in 2016 is primarily due to the overall increase in charter rates and utilization levels of our vessels in 2017.

Vessel operating expenses: Vessel operating expenses increased by $2.8 million to $55.9 million for the year ended December 31, 2017, compared to $53.2 million in 2016. This was principally due to an increase of:

•	$2.3 million in relation to the Gandria, mainly due to the settlement of its lay-up fees;

•	$1.8 million in operating costs in relation to our vessels operating in the Cool Pool; and

•
$3.0 million related to bringing in-house our technical operations and the related change in classification of fleet management related administrative costs from administrative expenses to vessel operating costs.

These are partially offset by a decrease of $4.5 million in operating expenses in 2017, in relation to the Golar Penguin and the Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses of $13.6 million to $61.2 million for the year ended December 31, 2017 compared to $47.6 million in 2016 was primarily due to an increase of $26.6 million of voyage expenses that arose from the increased utilization of our vessels participating in the Cool Pool, which are subsequently recouped from the charterer.

This has been partially offset by:

•
a decrease of $9.6 million in charterhire expense relating to the charter back of the Golar Grand from Golar Partners. The decrease is due to: (i) Golar Grand’s drydocking from February to April 2017, which resulted in no charterhire payable to Golar Partners and (ii) on November 1, 2017, the Golar Grand arrangement concluded;

•	a decrease of $2.0 million from the Golar Penguin and the Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016; and

•	a decrease of $0.6 million from Golar Arctic as she incurred significant voyage costs prior to commencement of her charter in 2016 with an energy and logistics company.

Administrative expenses: Administrative expenses increased by $3.7 million to $46.1 million for the year ended December 31, 2017 compared to $42.4 million in 2016. This was primarily due to an increase in salaries and benefits of $14.0 million, mainly as a result of an increase in headcount, and an increase in travel costs of $1.4 million in connection with the various new ventures and associated projects entered into during the second half of 2016, such as Golar Power and OneLNG. This was partially offset by (i) a decrease of $1.8 million in legal and professional fees; (ii) a decrease in administration expenses due to greater capitalization of certain costs directly associated with the conversion of the Hilli into a FLNG; and (iii) a general decrease following a change in the classification of fleet management related administrative costs to vessel operating expenses as discussed under vessel operating expenses above.

Depreciation and amortization: Depreciation and amortization increased by $3.6 million to $76.5 million for the year ended December 31, 2017 compared to $73.0 million in 2016. This was primarily due to an increase of $15.5 million in depreciation expense in 2017 relating to the Golar Tundra. This includes a $9.7 million depreciation catch up charge recognized upon the vessel ceasing to be classified as held-for-sale in March 2017.

This was partially offset by a decrease in depreciation and amortization of:

•	$5.7 million from the Golar Penguin and the Golar Celsius following the deconsolidation of Golar Power, and thus its fleet, from July 2016; and

•	$5.2 million from the Gimi as she reached the end of her useful life at December 31, 2016.

Impairment of non-current assets: In December 31, 2016, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other non-current assets" due to the uncertainty of its future usage. During the year ended December 31, 2017, there was no comparable amount.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2017	2016	Change	% Change
Equity in net earnings in Golar Partners	17,702	37,716	(20,014)	(53)%
Net loss on deemed disposal of investments in Golar Partners	(16,992)	—	(16,992)	100%
Share of net earnings (loss) in other affiliates	793	(372)	1,165	(313)%
	1,503	37,344	(35,841)	(96)%

The share of net earnings in Golar Partners represents our share of equity in Golar Partners. The decrease in the share of net earnings in Golar Partners is as a result of a decrease in the underlying performance of Golar Partners in 2017. Our share of net earnings in Golar Partners is partially offset by a deemed loss on disposal of $17.0 million in 2017, as a result of dilution in our holding in Golar Partners due to further issuances of common units by Golar Partners in February 2017. As of December 31, 2017, we held a 31.8% (2016: 33.9%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of IDRs.

FLNG segment

	December 31,
(in thousands of $)	2017	2016	Change	% Change

Total operating expenses	(4,365)	(3,576)	(789)	22%
Unrealized gain on FLNG derivative instrument	15,100	—	15,100	100%
Operating gain (loss)	10,735	(3,576)	14,311	(400)%

Equity in net loss of affiliates	(8,153)	—	(8,153)	100%

Total operating expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs.

Unrealized gain on FLNG derivative instrument: In 2017, we recognized a $15.1 million unrealized fair value gain relating to the Hilli LTA embedded derivative. This represents the fair value movements from the initial value ascribed to the derivative upon effectiveness of the LTA in December 2017 and the fair value at the balance sheet date. See note 1 "General" of our Consolidated Financial Statements included herein for further details.

Equity in net loss of affiliates: Pursuant to the formation of OneLNG in July 2016, we account for our share of net losses in OneLNG.

FLNG Conversions

Hilli FLNG conversion

In September 2014, the Hilli was delivered to Keppel, in Singapore for commencement of her FLNG conversion. The Hilli completed her conversion in October 2017 and is currently undergoing commissioning. We expect acceptance testing procedures to commence shortly. Subsequent to acceptance, we will commence recognition of revenue pursuant to the Hilli LTA.

Power segment

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with investment vehicles affiliated with the private equity firm Stonepeak. The purpose of Golar Power is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

In October 2016, Golar Power took its Final Investment Decision on the Porto de Sergipe Project, enabling CELSE to enter into a lump sum full turn-key EPC agreement with General Electric to build, maintain and operate the 1.5GW combined cycle power plant in Sergipe, Brazil. The power plant is currently under construction and is scheduled to deliver power to 26 committed off-takers for 25 years from 2020.

	December 31,
(in thousands of $)	2017	2016	Change	% Change

Equity in net (losses) earnings of Golar Power	(18,798)	10,534	(29,332)	(278)%

Pursuant to the deconsolidation of Golar Power in July 2016, we have accounted for our remaining 50% ownership interest in Golar Power under the equity method.

The share of net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (further described in note 29 "Related Parties" of our Consolidated Financial Statements included herein) and the results of operations from Golar Power's Brazilian subsidiaries.

Our share of net earnings in Golar Power in 2016 of $10.5 million includes $21.9 million, being our share of the fair value remeasurement gain arising on Golar Power’s 50% retained investment in the entity which holds the investment in the Sergipe Project. The recognition of this gain was triggered by Golar Power’s step acquisition of the other 50% equity interest as held by the project developer, Genpower, in October 2016.

Other operating results

The following details our other consolidated results for the years ended December 31, 2017 and 2016:

	December 31,
(in thousands of $)	2017	2016	Change	% Change

Total other non-operating expense	(81)	(8,615)	8,534	(99)%
Interest income	5,890	2,969	2,921	98%
Interest expense	(59,305)	(71,201)	11,896	(17)%
Other financial items, net	20,627	8,691	11,936	137%
Income taxes	(1,505)	589	(2,094)	(356)%
Net income attributable to non-controlling interests	(34,424)	(25,751)	(8,673)	34%

Total other non-operating expense: On July 6, 2016, we closed the disposal of a 50% ownership interest in Golar Power, the entity that owns and operates Golar Penguin, Golar Celsius, newbuild Golar Nanook and LNG Power Limited, which holds the rights to participate in the Sergipe Project. This resulted in the recognition of a loss of $8.5 million in 2016. There was no comparable amount in 2017.

Interest income: Interest income increased by $2.9 million to $5.9 million for the year ended December 31, 2017, compared to $3.0 million for the same period in 2016 due to returns on our fixed deposits that had been made in 2017, using the proceeds from our financing activities in the first quarter of 2017.

Interest expense: Interest expense decreased by $11.9 million to $59.3 million for the year ended December 31, 2017 compared to $71.2 million for the same period in 2016 and is primarily due to higher capitalized interest on borrowing costs recognized in 2017 in respect of the Hilli FLNG conversion and our investment in Golar Power, as well as lower interest expense arising on the loan facilities of our lessor VIEs. This is partially offset by an increase of:

•
$8.2 million in interest expense in relation to the $402.5 million convertible bonds issued in February 2017, which replaced the old $250 million convertible bonds that were repaid in early March 2017;

•	$6.0 million in interest expense from the $150.0 million margin loan that we entered into in March 2017; and

•	$13.1 million in interest expense from the additional $275 million drawn down on the Hilli pre-delivery facility during 2017.

Other financial items: Other financial items decreased by $11.9 million to a gain of $20.6 million for the year ended December 31, 2017 compared to a gain of $8.7 million for the same period in 2016 as set forth in the table below:

	December 31,
(in thousands of $)	2017	2016	Change	% Change
Mark-to-market adjustment for interest rate swap derivatives	6,614	2,818	3,796	135%
Interest expense on undesignated interest rate swaps	(3,802)	(10,153)	6,351	(63)%
Net realized and unrealized gain (losses) on interest rate swap agreements	2,812	(7,335)	10,147	(138)%
Mark-to-market adjustment for equity derivatives	16,622	24,819	(8,197)	(33)%
Impairment of loan	—	(7,627)	7,627	(100)%
Financing arrangement fees and other costs	(677)	(404)	(273)	68%
Amortization of debt guarantee	1,548	1,563	(15)	(1)%
Foreign exchange loss on operations	(888)	(1,909)	1,021	(53)%
Other	1,210	(416)	1,626	(391)%
	20,627	8,691	11,936	137%

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps increased to a gain of $2.8 million for the year ended December 31, 2017 from a loss of $7.3 million for the same period in 2016. As of December 31, 2017, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The improvement in the mark-to-market position of our interest rate swaps is due to the increase in long-term swap rates for the year ended December 31, 2017 compared to prior year.

Mark-to-market adjustment for equity derivatives (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been subsequently extended to June 2018. The equity swap derivatives mark-to-market adjustment resulted in a net gain of $16.6 million recognized in the year ended December 31, 2017 compared to a net gain of $24.8 million for the same period in 2016. The gain in 2017, is due to the continued improvements in the Company's share price during 2017.

Impairment of loan: Given the announcement of a negative final investment decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan previously granted by Golar and accrued interest receivables from DCLAP, and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, during the year ended December 31, 2016, we recognized an impairment charge of $7.6 million. There was no comparable amount for the year ended December 31, 2017.

Net income attributable to non-controlling interests: We are party to sale and leaseback arrangements for seven vessels with the lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

Year ended December 31, 2016, compared with the year ended December 31, 2015

The following details our consolidated revenues and expense information for the three segments for each of the years ended December 31, 2016 and 2015:

Vessel operations segment

	December 31,
(in thousands of $, except average daily TCE)	2016	2015	Change	% Change

Total operating revenues	80,257	102,674	(22,417)	(22)%
Vessel operating expenses	(53,163)	(56,347)	3,184	(6)%
Voyage, charter-hire and commission expenses (including expenses from collaborative arrangements)	(47,563)	(69,042)	21,479	(31)%
Administrative expenses	(42,384)	(28,657)	(13,727)	48%
Depreciation and amortization	(72,972)	(73,732)	760	(1)%
Impairment of non-current assets	(1,706)	(1,957)	251	(13)%
Gain on disposals to Golar Partners	—	102,406	(102,406)	(100)%
Impairment of vessel held-for-sale	—	(1,032)	1,032	(100)%
Other operating gains - LNG trading	16	—	16	100%
Loss on disposal of vessel held-for-sale	—	(5,824)	5,824	(100)%
Operating loss	(137,515)	(31,511)	(106,004)	336%

Equity in net earnings of affiliates	37,344	55,985	(18,641)	(33)%

Other Financial Data:
Average Daily TCE (1) (to the closest $100)	10,100	14,900	(4,800)	(32)%
Calendar days less scheduled off-hire days	4,034	4,481	(447)	(10)%

(1)	TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

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

•
$2.0 million from the Golar Arctic as she was mostly off-hire during the first quarter of 2016 prior to the commencement of her two year floating storage unit charter on March 23, 2016 with an energy and logistics company in Jamaica;

•	$1.4 million from the Golar Eskimo relating to revenue earned prior to her disposal to Golar Partners in January 2015; and

•	$1.3 million from the Golar Grand relating to revenue earned prior to her being placed into cold lay-up in December 2015.

This was partially offset by an increase in revenue of:

•	$11.2 million in respect of six of our vessels (excluding the Golar Crystal and the Golar Frost) operating in the Cool Pool due to the overall increase in utilization for these vessels in the period;

•	$1.0 million from the Golar Tundra relating to revenue earned from the WAGL time charter; and

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

Administrative expenses: Administrative expenses increased by $13.7 million to $42.4 million for the year ended December 31, 2016 compared to $28.7 million in 2015. This was primarily due to an increase of (i) $7.0 million in salaries and benefits following an increase in headcount partly due to the bringing in-house of technical operations; (ii) $2.0 million in professional fees as a result of increased projects and business expansion activities; (iii) $2.1 million in share options expense pursuant to the grants in 2016; and (iv) partially offset by a decrease in administration expenses due to capitalization of certain costs directly associated to the conversion of the Hilli to a FLNG.

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

Impairment of non-current assets: In December 31, 2016, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other non-current assets" due to the uncertainty of its future usage. During the year ended December 31, 2015, the impairment charge amounting to $2.0 million relates to parts initially ordered for the Golar Spirit FSRU retrofitting in 2007, which were not utilized following changes to the original project specifications. Some of these parts were used in subsequent conversions, however, due to the deterioration in the market in 2015, the carrying value of the residual parts were fully impaired.

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

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Share of net earnings in Golar Partners	37,716	23,124	14,592	63%
Gain on disposal of investments in Golar Partners	—	32,580	(32,580)	100%
Share of net (loss) earnings in other affiliates	(372)	281	(653)	(232)%
	37,344	55,985	(18,641)	(33)%

Our share of net earnings in Golar Partners is partially offset by a charge for the amortization of the basis difference in relation to the gain on loss of control recognized on deconsolidation in 2012.

The net gain on disposal of investments in Golar Partners of $32.6 million relates to the disposal of 7.2 million common units in Golar Partners in January 2015.

FLNG segment

	December 31,
(in thousands of $)	2016	2015	Change	% Change

Total operating expenses	(3,576)	(4,869)	1,293	(27)%
Operating loss	(3,576)	(4,869)	1,293	(27)%

The net loss for FLNG in 2016 and 2015 amounted to $3.6 million and $4.9 million, respectively, which mainly relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs.

As of December 31, 2016 and 2015, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $732.0 million and $501.0 million, respectively.

Power segment

	December 31,
(in thousands of $)	2016	2015	Change	% Change

Equity in net (losses) earnings of affiliates	10,534	—	10,534	100%

Our share of net earnings in Golar Power includes $21.9 million, being our share of the fair value remeasurement gain arising on Golar Power’s 50% retained investment in the entity which holds the investment in the Sergipe Project. The recognition of this gain was triggered by Golar Power’s step acquisition of the other 50% equity interest as held by the project developer, Genpower, in October 2016. The balance principally relates to the trading activities of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (see note 29 "Related Parties" of our Consolidated Financial Statements included herein) and the results of operations from Golar Power's Brazilian subsidiaries.

Golar Power was formed in 2016 and thus had no comparable amounts for 2015.

Other operating results

The following details our other consolidated results for the years ended December 31, 2016 and 2015:

	December 31,
(in thousands of $)	2016	2015	Change	% Change

Total other non-operating expense	(8,615)	(27)	(8,588)	31,807%
Interest income	2,969	6,896	(3,927)	(57)%
Interest expense	(71,201)	(68,793)	(2,408)	4%
Other financial items, net	8,691	(112,722)	121,413	(108)%
Income taxes	589	3,053	(2,464)	(81)%
Net income attributable to non-controlling interests	(25,751)	(19,158)	(6,593)	34%
Net loss attributable to stockholders of Golar LNG Ltd	(186,531)	(171,146)	(15,385)	9%

Total other non-operating expense: The increase for the year ended December 31, 2016, is mainly attributable to the loss on loss of control of Golar Power, which resulted in a loss of $8.5 million.

Interest income: Interest income increased by $3.9 million to $3.0 million for the year ended December 31, 2016 compared to $6.9 million for the same period in 2015. The decrease was primarily due to:

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

Interest expense: Interest expense decreased by $2.4 million to $71.2 million for the year ended December 31, 2016 compared to $68.8 million for the same period in 2015 and is primarily due to higher capitalized interest on borrowing costs recognized in 2016 in respect of the Hilli conversion. This is partially offset by (i) higher interest expense arising on the loan facilities of our lessor VIEs; and (ii) additional interest on the new financing facility in connection with the Golar Viking.

Other financial items: Other financial items decreased by $121.4 million to a gain of $8.7 million for the year ended December 31, 2016 compared to a loss of $112.7 million for the same period in 2015 as set forth in the table below:

	December 31,
(in thousands of $)	2016	2015	Change	% Change
Mark-to-market adjustment for interest rate swaps derivatives	2,818	(12,798)	15,616	(122)%
Interest expense on undesignated interest rate swaps	(10,153)	(15,797)	5,644	(36)%
Net realized and unrealized losses on interest rate swap agreements	(7,335)	(28,595)	21,260	(74)%
Mark-to-market adjustments for equity derivatives	24,819	(67,925)	92,744	(137)%
Impairment of loan	(7,627)	(15,010)	7,383	(49)%
Financing arrangement fees and other costs	(404)	(1,841)	1,437	(78)%
Amortization of debt guarantee	1,563	2,800	(1,237)	(44)%
Foreign exchange loss on operations	(1,909)	(2,126)	217	(10)%
Other	(416)	(25)	(391)	1,564%
	8,691	(112,722)	121,413	(108)%

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

Mark-to-market adjustment for equity derivatives (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been subsequently extended to June 2017. The equity swap derivatives mark-to-market adjustment resulted in a net gain of $24.8 million recognized in the year ended December 31, 2016 compared to a net loss of $67.9 million for the same period in 2015. The gain in 2016, from a loss in 2015, is a reflection of the improvement in the company's share price during 2016.

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

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, cash generated from operations, sales of vessels to Golar Partners and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding investment in the development of our project portfolio, including our affiliates, funding working capital, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners, Euros and Central African CFA Franc. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swaps.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements, investments in Golar Power and OneLNG and conversion project related commitments due within the next 12 months. The short-term outlook in the LNG shipping market has improved over the last few months. Whilst certain challenges remain, 2017 demonstrated signs of a recovery, as anticipated, with a general improvement in utilization and hire rates. Steady rates and charter activity continued into the new year, supported by strong underlying demand for LNG. More recently, however, there has been a seasonal softening of rates and corresponding reductions in utilization. As such, the extent and the pace of the recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our vessels in the Cool Pool for the next 12 months is $43.0 million, based on our historical average operating costs. Additionally, we require a small amount of working capital for our vessel currently in lay-up.

As of April 6, 2018, we have a fleet of 14 vessels, of which two vessels are on a medium-term charters, eight vessels are operating on the spot market (via the Cool Pool), one vessel is operating on the spot market (outside of the Cool Pool), one vessel is in lay-up, one vessel entered Keppel’s shipyard in March 2018 to commence generic work in readiness for its conversion into a FLNG, and one vessel, the Hilli, is undergoing commissioning activities. We expect acceptance testing procedures to commence shortly.

As of December 31, 2017, we had cash and cash equivalents (including short-term deposits) of $612.7 million, of which $397.8 million is restricted cash. Included within restricted cash is $174.7 million in respect of the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, $58.4 million cash collateral on our Total Return Swap, and the balance mainly relating to the cash belonging to Lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 18 "Restricted Cash and Short-term Deposits" of our Consolidated Financial Statements included herein for additional details.

Since December 31, 2017, significant transactions impacting our cash flows include:

Receipts:

•
receipt of $13.1 million in February 2018, in respect of cash distributions for the quarter ended December 31, 2017, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date, albeit $12.0 million was used to satisfy principal and interest repayments on the Margin Loan Facility as a result of 20,852,291 of Golar Partners common units held by us being pledged as security for the obligations under the facility; and

•	receipt of $9.8 million and $11.1 million in February 2018 and March 2018, respectively, pursuant to invoices issued in relation to the Hilli LTA.

Payments:

•	additional capital contributions of $55.0 million, in aggregate, to Golar Power;

•
payments of $10.1 million, in aggregate, in cash distributions to our shareholders in January 2018 and April 2018 in respect of the quarters ended September 30, 2017 and December 31, 2017, respectively; and

•	payment of scheduled loan and interest repayments.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein) is for the FSRU to be employed under an effective charter. The recent termination of the WAGL charter by us means that we now have to find a replacement charter by June 30, 2018 or we could be required to refinance the FSRU. A similar pre-condition also applies to the Golar Seal lease financing with CCBFL (refer to note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein), whereby the vessel is to be employed under an effective charter by December 31, 2018 or we could be required to refinance the LNG carrier. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra or the Golar Seal, we are currently exploring our refinancing options, including extension of the lenders’ deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. Recent successes include the refinancing of the Golar Crystal in March 2017. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity, as demonstrated by our convertible bond offering in February

2017, which raised net proceeds of $360.2 million. We also entered into a Margin Loan Facility in March 2017, which raised proceeds of $150 million.

With respect to our Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of approximately $150 million in the period through to the third quarter of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe Project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million already paid.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions to this new equity may include intellectual property amongst other items. OneLNG and Ophir Energy ("Ophir") have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the first half of 2018. Accordingly, we anticipate, in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next 12 months will be determined by the timing of the final investment decision, which is yet to be taken. Our recent financings will contribute towards our 51% share of the equity contribution into OneLNG in the 2018 to 2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar into the Equatorial Guinea project.

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
Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our new joint ventures, Golar Power and OneLNG, as discussed above, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including that of the Hilli), and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

In connection with the conversion of the Hilli into a FLNG, we entered into the FLNG Hilli facility in September 2015. The FLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-delivery sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the conversion. The second phase is triggered upon the satisfaction of certain payment milestones under the LTA along with other conditions precedent contained in the FLNG Hilli Facility, and will allow for the aggregate draw down of the lower of up to 80% of the construction cost (up to a maximum of $1.2 billion) or market value as determined on acceptance date, however not more than an aggregate of $960 million. We expect that all remaining commissioning costs for the Hilli will be satisfied by this debt facility, but additional costs may arise. To date we have drawn down $640 million under the pre-delivery facility. As of December 31, 2017, the outstanding capital commitments in relation to the Hilli conversion was $146.8 million.

We have also executed FLNG conversion contracts for both the Gimi and the Gandria. As of the current date, we have not executed notices to proceed for either vessel. As of December 31, 2017, we have made $21.0 million of advances in relation to the conversion of the Gimi and $10.0 million for the Gandria. The Gimi and the Gandria conversion contracts provide the flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire on December 30, 2018 and the Gandria contract will expire on June 29, 2018. In view of the prevailing uncertainty in the energy markets and the delay in the timing of the final investment decision of Ophir's Fortuna Project to mid-2018, we do not intend to accelerate the conversion of either vessel before satisfactory financing and/or firm client contracts are in place.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
	2017	2016	2015
(in millions of $)
Net cash provided by (used in) operating activities	47.1	(38.6)	(344.6)
Net cash used in investing activities	(433.8)	(2.2)	(256.0)
Net cash provided by financing activities	377.3	159.7	514.4
Net (decrease) increase in cash and cash equivalents	(9.3)	119.0	(86.2)
Cash and cash equivalents at beginning of year	224.2	105.2	191.4
Cash and cash equivalents at end of year	214.9	224.2	105.2

In addition to our cash and cash equivalents noted above, as of December 31, 2017, we had restricted cash and short-term deposits of $397.8 million. The restricted cash was comprised principally of (i) $174.7 million cash collateral deposited in connection with the issuance of a $300 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project; (ii) $58.4 million in relation to the cash collateral requirements in relation to our Total Return Swap; (iii) $130.1 million held by the lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (see note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein for further details); and (iv) $33.8 million of cash deposits required in connection with the financial covenant compliance related to the financing of three of our vessels.

Net cash provided by (used in) operating activities

Cash provided by operating activities increased by $85.7 million to $47.1 million in 2017 compared to cash utilized of $38.6 million in 2016. The increase in cash generated in 2017 was primarily due to:

•	the continued tightening of the LNG shipping market, which resulted in an overall increase in charter rates and higher utilization levels of our vessels trading in the Cool Pool;

•	an increase of $9.1 million in 2017, compared to 2016, of cash collateral released in relation to the letter of credit issued to our project partner under the Hilli LTA;

•
lower charterhire payments relating to the charter-back of the Golar Grand from Golar Partners as a result of her drydocking in 2017 in addition to the charter-back arrangement ending on November 1, 2017; and

•	improvement in the general timing of working capital in 2017 compared to the same period in 2016.

Cash utilized by operating activities decreased by $306.1 million to $38.6 million in 2016 compared to cash utilized of $344.6 million in 2015. The decrease in cash utilized in 2016 was primarily due to:

•
in the prior year 2015, we made a net deposit of $280.0 million cash collateral in connection with the issuance of the $400 million letter of credit to our project partner. In addition, during 2016, $48.1 million of cash collateral was returned to Golar;

•	a $10.4 million decrease in drydock expenditures in 2016 compared to the same period in 2015; and

•	improvement in the general timing of working capital in 2016 compared to the same period in 2015.

Net cash used in investing activities

Net cash used in investing activities of $433.8 million in 2017 comprised mainly of:

•milestone payments of $390.6 million relating to the FLNG conversion of the Hilli; and
•additional capital contributions of $111.0 million in respect of our investment in Golar Power.

This was partially offset by:

•	a deposit received of $70.0 million from Golar Partners in respect of the Hilli Sale Agreement in August 2017;

•	net cash inflows of $11.2 million from restricted cash primarily due to the decrease in cash collateral requirements provided against our Total Return Swap.

Net cash used in investing activities of $2.2 million in 2016 comprised mainly of:

•	installment payments of $19.2 million in respect of Golar Nanook prior to her disposal to Golar Power;
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

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities of $377.3 million in 2017 arose primarily due to proceeds of $928.4 million from our debt facilities, including:

•	$275.0 million drawn down on the FLNG Hilli facility in relation to the conversion of the Hilli to a FLNG;

•
$112.0 million of debt proceeds in connection with our refinancing of the Golar Crystal debt facility (see note 5 “Variable Interest Entities” of our Consolidated Financial Statements included herein);

•	$150.0 million of debt proceeds from the Margin Loan Facility entered into in March 2017; and

•	$391.4 million of debt proceeds from the new convertible bond which closed in February 2017.

This was partially offset by:

•
loan repayments of $446.6 million, which includes the settlement of the balance outstanding on the refinanced Golar Crystal facility of $101.3 million in March 2017 as well as the buyback of the old convertible bond, which matured in March 2017, amounting to $219.7 million;

•	payment of $31.2 million for capped call transactions entered into in conjunction with the issuance of the new convertible bond mentioned above;

•	payment of dividends of $20.4 million; and

•	net cash outflows of $50.1 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the $1.125 billion debt facility.

Net cash provided by financing activities of $159.7 million in 2016 arose primarily due to proceeds from our debt facilities, including:

•	$200 million drawn down on the FLNG Hilli facility in relation to the conversion of the Hilli to a FLNG;

•
$205.8 million of debt proceeds which refers to amounts drawn down by our lessor VIEs under their respective loan arrangements (see note 5 “Variable Interest Entities” of our Consolidated Financial Statements included herein), in connection with our refinancing of the Golar Seal debt facility amounting to $162.4 million, the releveraging of the Golar Tundra lease by $25.5 million and the balance of $17.9 million relating to short-term debt proceeds arising in the ICBCL lessor VIEs; and

•	proceeds of $169.9 million in relation to a registered equity offering which was closed in November 2016.

This was partially offset by:

•	loan repayments of $271.9 million, which includes the settlement of the balance outstanding on the refinanced Golar Seal facility of $106.6 million in March 2016;

•	payment of dividends of $54.3 million;

•	net cash outflows of $74.6 million relating to restricted cash balances held by our lessor VIEs as well as the cash collateral requirements with respect to the $1.125 billion debt facility; and

•	purchases of our common shares at an aggregate cost of $8.2 million.

Borrowing Activities

As of December 31, 2017, we had total outstanding borrowings, gross of capitalized borrowing costs, of $2.4 billion, secured by, among other things, our vessels, our ownership in Golar Partners, and unsecured convertible bonds outstanding of $340.2 million. Please refer to note 23 "Debt" of our Consolidated Financial Statements included herein for further detailed information on our borrowings as of December 31, 2017 as well as note 32 “Subsequent Events” of our Consolidated Financial Statements included herein for further detailed information on our borrowing activities since January 1, 2018.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. We have also entered into equity derivative swaps, Total Return Swap Agreements, or TRS, in line with our share repurchase program.

Interest rate swap agreement

As of December 31, 2017, we have interest rate swaps with a notional amount of $1.3 billion representing approximately 51.8% of our total debt. Our swap agreements have expiration dates between 2018 and 2021 and have fixed rates of between 1.13% and 1.94%. The total unrealized gain recognized in the consolidated statement of operations relating to our interest rate swap agreements in 2017 was $6.6 million.

Total Return Swap agreement

In December 2015 we entered into a Total Return Swap agreement, or TRS, related to 3.0 million of our common shares, which is indexed to our own common shares. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at a price of $19.75. The total unrealized gain recognized in the consolidated statement of operations relating to our TRS agreement in 2017 was $16.6 million.

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

In addition to the above TRS transaction, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS transactions were our only TRS agreements as of December 31, 2017.

Hilli LTA

Following the Hilli LTA becoming effective in December 2017, and on commencement of the commissioning activities, we recognized a derivative asset ("day one gain") of $79.6 million, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of December 31, 2017 was $94.7 million and, as a result, the total unrealized gain recognized in the consolidated statement of operations relating to this this derivative was $15.1 million.

Foreign currencies

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through expenditure in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office. The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars, Central African CFA Franc and, to a lesser extent, British Pounds.

Capital Commitments

FLNG conversion

Our FLNG conversion commitments is described in Item 18 - Financial Statements: note 30, "Capital Commitments".

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See note 2 "Accounting Policies" of our Consolidated Financial Statements included herein.

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

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire. Furthermore, in relation to our vessels participating in the pool, voyage expenses and commissions from collaborative arrangements include an allocation of our net results from the pool to the other participants. Each participants' share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Pool revenues and expenses under the Cool Pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements. Accordingly, we have presented our share of the net income earned under the cool pool arrangement across a number of line items in the income statement. For net revenues and expenses incurred relating specifically to Golar’s vessels and for which we are deemed the principal, these will be presented gross on the face of the income statement in the line items "Time and voyage charter revenues" and "Voyage, charter-hire and commission expenses". For pool net revenues generated by the other participants in the pooling arrangement, these will be presented separately in the income statement in revenue from collaborative arrangements.

Vessels and impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. When such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2017, for seven of our vessels (refer to note 9 "Impairment of Non-current Assets" of our Consolidated Financial Statements included herein), the carrying value was higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as, for each of these vessels, the projected undiscounted net cash flows was significantly higher than its carrying value.

Judgments and estimates: The cash flows on which our assessment of recoverability is based is highly dependent upon our forecasts, which are highly subjective and, although we believe the underlying assumptions supporting this assessment are reasonable and appropriate at the time they were made, it is therefore reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year. This could represent a triggering event for a further impairment assessment.

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e projected undiscounted net cash flows basis) included, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rate (based on a third party valuation), option renewal rate with the existing counterparty or existing long-term charter rate, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs adjusted for assumed inflation.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting the impairment assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future. Our estimates of vessel market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them and a material loss might be recognized upon the sale of our vessels.

Vessel market values

Description: Under "Vessels and impairment", we discuss our policy for assessing impairment of the carrying values of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the market value of certain of our vessels could decline below those vessels' carrying value, even though we would not recognize an impairment for those vessels due to our belief that projected undiscounted net cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Judgments and estimates: Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNG carriers and FSRUs are based on approximate vessel market values that have been received from third party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the second hand market for these types of vessels.

Furthermore, in relation to the vessels, the Gimi and the Gandria, whilst they have been earmarked for conversion into FLNG vessels, for consistency with the methodology applied in our impairment review, estimated vessel market values for these vessels is on the basis they operate as LNG carriers/FSUs.

Effect if actual results differ from assumptions: As of December 31, 2017, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of the seven vessels, were greater than their carrying value. With respect to these seven vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Consolidation of lessor VIE entities

Description: As of December 31, 2017, we leased seven vessels under finance leases from wholly-owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits and interest expense.

Judgments and estimates: In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principle. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

Effect if actual results differ from assumptions: If audited financial statements of the lessor VIE are not available upon filing of the annual financial statements, there might be differences between the numbers included in our Consolidated Financial Statements and that reported by the VIE, which could be material.

Exchange of Incentive Distribution Rights “IDR Reset”

Description: On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met (“the Earn-Out Units”). Half of the Earn-Out Units (“first tranche”) will vest if we pay a distribution equal to or greater than $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. The remaining Earn-Out Units (“second tranche”) will be issued if the first tranche of the Earn-Out Units vest and we pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018.

The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments.

Analogizing to the step acquisition guidance in ASC 323 (Investments - Equity Method and Joint Ventures) we calculated a new basis difference on the new units that were issued as part of the equity exchange.

Furthermore, we applied "carry over" accounting under the remit of the guidance of ASC 845 (Non-monetary Transactions) and determined that the Earn-Out Units met the definition of a derivative.

The overall effect of the IDR Reset on the transaction date was (i) a reclassification of the initial fair value of the derivative from “Investment in affiliates” to “Other non-current assets” of $15.0 million, and (ii) the residual carrying value of the Old IDRs (after reclassification of the derivative fair value) was reallocated across the new instruments on a relative fair value basis.

Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar 374,295 common units and 7,639 general partner units on November 15, 2017.

Judgments and estimates: The fair value of the Earn-Out Units was determined using a Monte-Carlo simulation method.  This simulation was performed within the Black Scholes option pricing model then solved via an iterative process by applying the Newton-Raphson method for the fair value of the earn out units, such that the price of a unit output by the Monte Carlo simulation equaled the price observed in the market. The method took into account the historical volatility, dividend yield as well as the share price of the Golar Partner common units as of the IDR reset date and at balance sheet date.

Effect if actual results differ from assumptions: Changes in the share price of the Partnership's common units might impact the historical volatility assumption, and in turn, the valuation of our Earn-Out Units and result in material gains or losses in the future.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 "Recently Issued Accounting Standards".

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the section of this item entitled "- Market Overview and Trends" and "Item 4. Information on the Company - B. Business Overview - The Natural Gas Industry."

E.           Off-Balance Sheet Arrangements

We are also committed to make rental payments under operating leases for office premises under operating leases. The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2017:

(in millions of $)	Total Obligation	Due in 2018	Due in 2019 – 2020	Due in 2021 – 2022	Due Thereafter
Long-term and short-term debt (1)	2,434.9	1,393.2	330.1	450.3	261.2
Interest commitments on long-term debt and other interest rate swaps (2)	245.2	77.4	69.8	53.0	45.0
Operating lease obligations (3)	5.3	1.4	2.4	1.5	—
Purchase obligations:
Egyptian Venture (4)	—	—	—	—	—
FLNG conversion (5)	146.8	146.8	—	—	—
Other non-current liabilities (6)	—	—	—	—	—
Total	2,832.1	1,618.8	402.3	504.8	306.2

(1)	The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.

(2)
Our interest commitment on our long-term debt is calculated based on assumed LIBOR rates of between 1.44% to 3.04% and take into account our various margin rates and interest rate swaps associated with each financing arrangement.

(3)	We are committed to making rental payments under operating leases for office premises.

(4)
As at December 31, 2017, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by the Egyptian Natural Gas Holding Company, or ECGS, as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(5)
This refers to our committed costs for the completion of the conversion of the Hilli into a FLNG. It does not include the Gimi and the Gandria since these vessels, as at December 31, 2017, had not yet entered into conversion and had not delivered their notices to proceed, among other conditions.

(6)
Our Consolidated Balance Sheet as of December 31, 2017, includes $132.5 million classified as "Other non-current liabilities" of which $72.1 million represents the FLNG deferred revenue, being the corresponding liability upon initial recognition of the LTA derivative asset, $37.5 million represents liabilities under our pension plans, $11.4 million represents other guarantees provided to Golar Partners and represents the fair value of the costs to decommission the mooring to which the Hilli will be attached for the duration of the contract in Cameroon. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain or in the case of the derivative, this represents deferred revenue. See note 24 ''Other Non-current Liabilities'' of our Consolidated Financial Statements included herein for additional information regarding our other non-current liabilities.

For details of the Company's outstanding legal proceedings and claims, please see note 31 "Other Commitments and Contingencies" of our Consolidated Financial Statements included herein.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of April 6, 2018.

Name	Age	Position
Tor Olav Trøim	55	Chairman of our Board of Directors and Director
Daniel Rabun	63	Director, Audit Committee member and Nomination Committee member
Fredrik Halvorsen	44	Director
Carl Steen	67	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	53	Director and Compensation Committee member
Lori Wheeler Naess	47	Director and Audit Committee Chairperson
Michael Ashford	71	Director and Company Secretary

Tor Olav Trøim has served as a director of the Company since September 2011 and appointed as the Chairman of the Board in September 2017. Mr. Trøim previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim graduated with a M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until September 2014. Mr. Trøim also served as a director and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Golden State Petro (IOM I-A) Plc, Archer Limited, Golar LNG Partners LP, Seadrill Partners LLC and as an alternate director of Frontline Ltd until September 2014. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt-Nielsen Limited, Borr Drilling and Valerenga Football Club.

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun resigned as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves on our Audit Committee and Nomination Committee. He joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a member of the Management Development and Compensation Committee of Apache Corporation. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting

from the University of Houston and a Juris Doctorate Degree from Southern Methodist University. Mr. Rabun serves as a non-exective director of Apache Corporation.

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

Carl Steen has served as a director since January 2015 and currently serves on our Audit Committee, Compensation Committee and Nomination Committee. He has also served on Golar Partners' board of directors since his appointment in August 2012. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M.Sc in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilh Wilhelmsen Holding ASA and Belships ASA.

    Niels Stolt-Nielsen has served as a director since September 2015 and also serves on our Compensation Committee. Mr. Stolt-Nielsen is a shareholder in Stolt-Nielsen Limited, and has served as a director of Stolt-Nielsen Limited since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. from September 2002 until March 2003. He was the President of Stolt Sea Farm from 1996 until 2001. He has served as Chairman of Avance Gas Holding Ltd. since 2010. Mr Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr Stolt-Nielsen brings with him extensive shipping, customer relations and logistical experience.

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms Naess was most recently a director with PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms Naess is a U.S. Certified Public Accountant.

Michael Ashford served as Company Secretary from October, 2016 before being appointed to the Board in September, 2017.  Mr Ashford is a Chartered Secretary and is a current member and Past President of the International Council of the Institute of Chartered Secretaries and Administrators. Mr Ashford has previously held various directorship and company secretary positions in shipping and aviation companies.

Executive Officers

The following provides information about each of our executive officers as of April 6, 2018.

On March 19, 2018, Graham Robjohns replaced Brian Tienzo as our Chief Financial Officer. In addition, Mr. Robjohns assumed the role of Deputy Chief Executive Officer of Golar. Previously, Mr. Robjohns served as Golar Partners' Principal Executive Officer since July 2011. Mr. Tienzo will serve as the Principal Executive Officer of Golar Partners and will continue to serve as the Principal Financial Officer and Principal Accounting Officer of Golar Partners.

Name	Age	Position
Iain Ross	56	Chief Executive Officer – Golar Management
Graham Robjohns	53	Deputy Chief Executive Officer and Chief Financial Officer – Golar Management
Øistein Dahl	57	Chief Operating Officer – Golar Management Norway
Hugo Skår	50	Chief Technical Officer – Golar Management

Iain Ross has served as Chief Executive Officer since September 21, 2017. Between 2002 and joining Golar, Mr. Ross held various executive level positions with project delivery firm WorleyParsons Limited. Positions included Group Managing Director, Development, an ExCo position with responsibility for leadership of the Global Hydrocarbons, Power, Infrastructure and Mining Sectors, the development of the group Strategy, Mergers & Acquisitions (including integration of acquired companies) and, finally, as leader of their Digital Technology start-up. Mr. Ross has a bachelor's degree in Mechanical Engineering from Heriot-Watt University, is a Fellow of Engineers Australia and certified International Director from INSEAD.

Graham Robjohns was appointed as our Deputy Chief Executive Officer and Chief Financial Officer in March 2018. Between July 2011 and March 2018, Mr. Robjohns acted as Golar Partners' Principal Executive Officer and, from April 2011 to July 2011, as their Chief Executive Officer and Chief Financial Officer. Mr. Robjohns also served as Chief Executive Officer for Seadrill Partners LLC from June 2012 to August 2015. He has served as a director of Seadrill Partners LLC since 2012. Mr. Robjohns served as the Chief Financial Officer of Golar from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. He was the Financial Controller of Osprey Maritime (Europe) Ltd from March 2000 to May 2001. From 1992 to March 2000, Mr. Robjohns worked for Associated British Foods Plc and then Case Technology Ltd ("Case"), both manufacturing businesses, in various financial management positions and as a director of Case. Prior to 1992, Mr. Robjohns worked for PricewaterhouseCoopers in their corporation tax department. He is a member of the Institute of Chartered Accountants in England and Wales.

Øistein Dahl has served as Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuildings and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a M.Sc degree from the NTNU technical university in Trondheim, Norway.

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

B.      Compensation

For the year ended December 31, 2017, we paid to our directors and executive officers aggregate cash compensation (including bonus) of $3.9 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2017, we granted options covering 0.4 million common shares at a weighted average exercise price of $23.08 with an expiration date of 2022. For a description of our stock option plan please refer to the section of this item entitled "E. Share Ownership - Option Plan" below.

In addition to cash compensation, during 2017 we also recognized an expense of $1.9 million relating to stock options issued to certain of our directors and employees. See note 26 “Share Capital and Share Options” of our Consolidated Financial Statements included herein.

C.      Board Practices

Our directors do not have service contracts with the Company and do not receive any benefits upon termination of their directorships. Our board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements, the independent auditor's qualifications, independence and performance and our internal audit function. Our audit committee consists of three members, Lori Wheeler Naess, Daniel Rabun and Carl Steen who are all Company directors. In addition, the board of directors also has compensation and nominations committees, details of which are further described in "Item 16G. Corporate Governance".

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

D.      Employees

As of December 31, 2017, we employed approximately 180 people in our offices in Cameroon, Croatia, London, Malaysia and Oslo. We also employ approximately 619 seagoing employees. These employees serve both Golar and Golar Partners.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of April 6, 2018. Also shown are their interests in share options awarded to them under our various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
Tor Olav Trøim	5,233,953(1)	5.18%	8,251	$5.18	2018
			2,750	$1.18	2018
			150,000	$55.80	2019
			5,310	$21.35	2021
			103,970	$27.06	2022
			11,840	$27.52	2023
Daniel Rabun	*	*	75,000	$21.35	2021
			11,905	$27.06	2022
			3,950	$27.52	2023
Fredrik Halvorsen	*	*	5,310	$21.35	2021
			3,970	$27.06	2022
			3,950	$27.52	2023
Carl Steen	—	—	5,310	$21.35	2021
			3,970	$27.06	2022
			3,950	$27.52	2023
Niels Stolt-Nielsen	2,421,313(2)	2.39%	5,310	$21.35	2021
			3,970	$27.06	2022
			3,950	$27.52	2023
Lori Wheeler Naess	—	—	5,310	$21.35	2021
			3,970	$27.06	2022
			3,950	$27.52	2023
Michael Ashford	—	—	3,950	$27.52	2023
Iain Ross	—	—	300,000	$21.13	2022
Graham Robjohns	—	—	17,003	$5.18	2018
			16,502	$1.18	2018
			45,000	$55.80	2019
			4,600	$55.80	2020
			29,250	$23.20	2021
			11,200	$27.52	2023
Øistein Dahl	*	*	25,000	$24.15	2018
			75,000	$55.80	2019
			6,100	$55.80	2020
			50,000	$23.20	2021
			8,400	$27.52	2023
Hugo Skår	—	—	100,000	$55.80	2019
			6,100	$55.80	2020
			50,000	$23.20	2021
			8,400	$27.52	2023
* Less than 1%.
(1) Drew Holdings Limited, a company controlled by Tor Olav Trøim, is party to separate TRS agreements relating to 3,745,953 common shares, which are included within this balance.
(2) Included within this balance are 2,329,838 shares which are owned by Stolt-Nielsen Limited, a company controlled by Niels Stolt-Neilsen.
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

The Golar Long Term Incentive Plan (the "LTIP") was adopted by our board of directors, effective as of October 24, 2017. The purpose of the LTIP is primarily to provide a means through which Golar and its affiliates may attract, retain and motivate qualified persons as employees, directors and consultants. Accordingly, the LTIP provides for the grant of options and other awards as determined by the board of directors in its sole discretion.

As of December 31, 2017, 0.5 million of our authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans. For further detail on share options please see note 26 "Share Capital and Share Options" of our Consolidated Financial Statements included herein.

The exercise price of options are reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of April 6, 2018.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of April 6, 2018 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent
FMR LLC (1)	10,108,065	9.99%
Capital Research Global Investors (2)	9,266,165	9.16%
Barrow, Hanley, Mewhinney and Strauss, LLC (3)	6,640,482	6.57%
Vanguard Whitehall Funds (4)	5,342,908	5.28%

(1) Information derived from the Schedule 13G/A of FMR LLC filed with the Commission on February 13, 2018.
(2) Information derived from the Schedule 13G/A of Capital Research Global Investors filed with the Commission on February 14, 2018.
(3) Information derived from the Schedule 13G of Barrow, Hanley, Mewhinney and Strauss LLC filed with the Commission on February 12, 2018.
(4) Information derived from the Schedule 13G/A of Vanguard Whitehall Funds filed with the Commission on February 02, 2018.

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

The related party transactions that we were party to between January 1, 2017 and December 31, 2017 are described in note 29 "Related Party Transactions" of our Consolidated Financial Statements included herein.

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

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of loss. We are currently in conversation with HMRC on this matter, presenting the factual background of our position. See note 31 “Other Commitments and Contingencies” of our Consolidated Financial Statements included herein for further details.

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

For 2017, our board of directors declared quarterly dividends in June 2017, September 2017, December 2017 and February 2018 in the aggregate amount of $19.7 million, or $0.20 per share.

For 2016, our board of directors declared quarterly dividends in June 2016, September 2016, December 2016 and February 2017 in the aggregate amount of $19.5 million, or $0.20 per share.

For 2015, our board of directors declared quarterly dividends in June 2015, September 2015, December 2015 and February 2016 in the aggregate amount of $130.8 million, or $1.40 per share.

B.           Significant Changes

There have been no significant changes since the date of our Consolidated Financial Statements included in this report, other than as described in note 32 ''Subsequent Events'' of our Consolidated Financial Statements included herein.

ITEM 9.  THE OFFER AND LISTING

Listing Details and Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol "GLNG".

The following table sets forth, for the periods indicated the high and low prices for the common shares on the Nasdaq.

	Nasdaq
	High	Low
Year ended December 31
2017	$30.20	$19.32
2016	$26.49	$9.42
2015	$51.89	$13.50
2014	$74.44	$31.21
2013	$41.55	$30.51

	Nasdaq
	High	Low
Quarter ended
Second quarter 2018 (1)	$28.98	$26.47
First quarter 2018	$31.64	$24.45
Fourth quarter 2017	$30.20	$19.32
Third quarter 2017	$24.20	$19.94
Second quarter 2017	$28.50	$20.23
First quarter 2017	$29.18	$23.33
Fourth quarter 2016	$26.49	$20.22
Third quarter 2016	$22.89	$14.96
Second quarter 2016	$24.67	$14.32
First quarter 2016	$21.53	$9.42

	Nasdaq
	High	Low
Month ended
April 2018 (1)	$28.98	$26.47
March 2018	$30.22	$26.22
February 2018	$29.31	$24.45
January 2018	$31.64	$26.87
December 2017	$30.20	$23.62
November 2017	$26.46	$21.06
October 2017	$23.24	$19.32
(1) For the period from April 1, 2018 through to April 6, 2018.

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

The Company’s Bye-law 94 provides the board of directors with the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company’s directors are not required to retire because of their age, and the directors are not required to be holders of the Company’s common shares. Directors serve for a one year term, and shall serve until re-elected or until their successors are appointed at the next annual general meeting. The Company’s Bye-laws provide that no director, alternate director, officer or member of a committee, if any, resident representative, or his heirs, executors or administrators, whom we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.  The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws. The indemnity provisions are covered by Bye-laws 138 through 146.

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

7.
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

11.	Letter Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

12.	Loan Agreement, dated as of January 20, 2015, by and between Golar LNG Limited and Golar LNG Partners LP.

13.	LNG Time Charter Party, dated May 27, 2015, by and between Golar Grand Corporation and Golar Trading Corporation.

14.	Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited.

15.	Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A.

16.	Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjiang Shipping S.A. and Golar Hilli Corporation.

17.	Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Ltd, providing for, among other things, the sale of the Golar Tundra.

18.
Management and Administrative Services Agreement, effective as of April 1, 2016, between Golar LNG Partners LP and Golar Management Limited. Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd.

19.	Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited.

20.	Joint Venture and Shareholders' Agreement, dated July 25, 2016, by and between Golar GLS UK Limited and Schlumberger B.V.

21.	Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016.

22.	Exchange Agreement, dated October 13, 2016, by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC.

23.	Engineering, Procurement and Construction Contract, dated December 27, 2016, by and between Golar Gimi Corporation and Keppel Shipyard Limited.

24.	Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee.

25.	Loan Agreement, dated March 3, 2017, by and between Golar ML LLC and Citibank N.A.

26.	General Management Agreement, dated April 4, 2017, by and between Golar Management Ltd and Golar Power Limited.

27.	Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC.

28.	2017 Long-Term Incentive Plan.

29.	Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.

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

Application of Section 883 of the Code

We have made special U.S. federal tax elections in respect of all our vessel-owning or vessel-operating subsidiaries that are potentially subject to U.S. federal income tax on shipping income derived from sources within the United States. The effect of such elections is to disregard the subsidiaries for which such elections have been made as separate taxable entities for U.S. federal income tax purposes.

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

•	either:

–
more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries; this is also known as the "Ownership Requirement"; or

–	our stock is "primarily and regularly traded on an established securities market" in the United States or any qualified foreign country; this is also known as the "Publicly-Traded Requirement".

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2017.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test." We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2017. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2017, we were not subject to the 5% Override Rule for 2017. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2017 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2017, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax. Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, is considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States.

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

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied. However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of a non-corporate U.S. Holder. Any dividends paid by us, which are not eligible for these preferential tax rates will be taxed as ordinary income to a non-corporate U.S. Holder. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

In addition to the above consequences, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be required to file IRS form 8621 with the IRS for that year with respect to such U.S. Holder's common stock.

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

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate, duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by us, or dividends or other distributions paid by us to shareholders of our common shares. Bermuda has undertaken not to impose any such Bermuda taxes on shareholders of our common shares prior to the year 2035, except in so far as such tax applies to persons ordinarily resident in Bermuda.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extension of the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate, commodity price and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, when possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Accounting Policies” of our Consolidated Financial Statements included herein. Further information on our exposure to market risk is included in note 28 “Financial Instruments” of our Consolidated Financial Statements included herein.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk. A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. As of December 31, 2017, we are over hedged. This is in connection with the FLNG Hilli facility, which currently bears a fixed interest rate, but will convert to a floating rate interest, upon delivery of the Hilli as a converted FLNG and subject to satisfaction of certain conditions.

As of December 31, 2017, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $1.3 billion. The principal of our floating rate loans outstanding as of December 31, 2017 was $900.9 million. Based on our floating rate debt at December 31, 2017, a one-percentage point increase in the floating interest rate would increase our interest expense by $4.2 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2017, see note 28 “Financial Instruments” of our Consolidated Financial Statements included herein.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, or GBP, Norwegian Kroners, or NOK, and Euros, in relation to our administrative office in the UK and operating expenses incurred in a variety of foreign currencies. Based on our GBP expenses for 2017, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $2.3 million.

We operate a branch in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2017, a 10% depreciation of the U.S Dollar against NOK would have increased our expenses by $2.8 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs incurred in 2017, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2017 by approximately $2.3 million.

Equity risk. As of December 31, 2017, we are party to a Total Return Swap, or TRS, contract indexed to 3,000,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract has been extended to expire in June 2018. The weighted average reference price was $43.30 per common share. As of December 31, 2017, we had also entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $19.75. The open position of both contracts at December 31, 2017, exposes us to market risk associated with our share price and the share price of Golar Partners, and it is estimated that a 10% reduction in both share prices as at December 31, 2017, would generate an adverse mark-to-market adjustment of approximately $9.2 million, which would be recorded in our consolidated statement of operations.

Commodity price risk. As of December 31, 2017, we have a derivative asset in relation to the Hilli LTA, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2017, the value of this asset is $94.7 million. Movements in the price of Brent Crude will cause the derivative asset, and resulting fair value movements, to fluctuate. However, we bear no downside risk should the Brent Crude price move below $60.00.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2017. At the time our Annual Report on Form 20-F for the year ended December 31, 2017 was filed on April 16, 2018, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

In connection with the preparation of our annual Consolidated Financial Statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2017, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our Consolidated Financial Statements.

(d)          Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fiscal year ended December 31, 2017	$1,479,984
Fiscal year ended December 31, 2016	$1,989,721

Total audit fees incurred with respect to Ernst & Young LLP were approximately $1.5 million and $2.0 million for 2017 and 2016, respectively.

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

Fiscal year ended December 31, 2017	$608,312
Fiscal year ended December 31, 2016	$63,636

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2017	$145,010
Fiscal year ended December 31, 2016	$109,663

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

Fiscal year ended December 31, 2017	$223,752
Fiscal year ended December 31, 2016	$170,416

(e)      Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2017 and 2016 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2014, our Board of Directors approved the purchase of up to 5% of the outstanding common stock of the Company over a two year period ended November, 2016. Accordingly, at the time of close of scheme, we had repurchased 0.5 million shares for an aggregate cost of $20.5 million.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programme	Maximum number of shares that may be purchased under the plans or programme (1)
October 2015	300,000	$40.90	300,000	4,400,000
January 2016	200,000	$41.07	200,000	4,200,000
As of November 30, 2016 (1)	500,000	$40.97	500,000	—

(1) The Board approval lapsed in November 2016 and therefore no further shares were purchased under the scheme.

In connection with the Board approved share repurchase scheme discussed above, this was partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2017, the counterparty to the equity swap transactions had acquired 3.0 million shares in the Company at an average price of $43.30. The effect of our Total Return Swap in our consolidated statement of operations as at December 31, 2017 is an unrealized marked-to-market gain of $16.6 million. There is at present no obligation for us to purchase any shares from the counterparty.

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

Audit Committee. We are exempt from certain Nasdaq requirements regarding our audit committee. Consistent with Bermuda law, the directors on our audit committee are not required to comply with certain of Nasdaq’s independence requirements for audit committee members, and the Company's management is responsible for the proper and timely preparation of the Company's annual reports, which are audited by independent auditors. However, the committee currently consists of three independent directors, Lori Wheeler Naess, Daniel Rabun and Carl Steen.

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

Nomination Committee. We are exempt from certain Nasdaq requirements regarding our nomination committee. Consistent with Bermuda law, our nomination committee may consist of members who are not independent directors. However, the committee is currently comprised of two independent directors, Carl Steen and Daniel Rabun. The primary responsibility of this committee is to select and recommend to the board, director and committee member candidates.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-61 are filed as part of this Annual Report.

Separate Consolidated Financial Statements and notes thereto for Golar Partners for each of the years ended December 31, 2017, 2016 and 2015 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the three years ended December 31, 2017 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2017 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on April 16, 2018, are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

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
2.2**
Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee, incorporated by reference to Exhibit 2.2 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

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

4.7**
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

4.8**
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

4.10**
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

4.14**
Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.15**
Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.16**
Pre-delivery Financing Agreement related to the Hilli conversion dated September 9, 2015 by and between Fortune Lianjiang Shipping S.A. and Golar Hilli Corporation, incorporated by reference to Exhibit 4.2 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on December 24, 2015.

4.17**
Purchase, Sale and Contribution Agreement, dated February 10, 2016, by and between Golar Partners Operating LLC and Golar LNG Limited, providing for, among other things, the sale of the Golar Tundra, incorporated by reference to Exhibit 4.23 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.18**
Management and Administrative Services Agreement, effective as of April 1, 2016, between Golar LNG Partners LP and Golar Management Limited, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.19**
Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.20**
Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited, incorporated by reference to Exhibit 4.22 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.21**
Joint Venture and Shareholders' Agreement, dated July 25, 2016, by and between Golar GLS UK Limited and Schlumberger B.V., incorporated by reference to Exhibit 4.23 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.22**
Exchange Agreement, dated October 13, 2016, by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC, incorporated by reference to Exhibit 10.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K of Golar LNG Partners LP, filed on October 19, 2016.

4.23**
Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A/A of Golar LNG Partners LP, filed on October 19, 2016.

4.24**
Engineering, Procurement and Construction Contract, dated December 27, 2016, by and between Golar Gimi Corporation and Keppel Shipyard Limited, incorporated by reference to Exhibit 4.26 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.25**
Loan Agreement, dated March 3, 2017, by and between Golar ML LLC and Citibank N.A., incorporated by reference to Exhibit 4.27 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.26**
General Management Agreement, dated April 4, 2017, by and between Golar Management Ltd and Golar Power Limited, incorporated by reference to Exhibit 4.28 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.27**
Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on September 29, 2017.

4.28**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.29*	Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of Golar LNG Limited’s Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

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

Golar LNG Limited
(Registrant)

Date	April 16, 2018	By	/s/ Graham Robjohns
Graham Robjohns
Principal Financial and Accounting Officer

GOLAR LNG LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Golar LNG Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 16, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
April 16, 2018

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Golar LNG Limited

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2017 consolidated financial statements of the Company and our report dated April 16, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP
London, United Kingdom
April 16, 2018

Golar LNG Limited
Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except per share data)

	Notes	2017	2016	2015
Operating revenues
Time and voyage charter revenues		88,634	52,302	90,127
Time charter revenues - collaborative arrangement		28,327	13,730	—
Vessel and other management fees		26,576	14,225	12,547
Total operating revenues	29	143,537	80,257	102,674
Operating expenses
Vessel operating expenses		55,946	53,163	56,347
Voyage, charter-hire and commission expenses	29	22,511	36,423	69,042
Voyage, charter-hire and commission expenses - collaborative arrangement	29	38,781	11,140	—
Administrative expenses		50,334	45,960	33,526
Depreciation and amortization	17	76,522	72,972	73,732
Impairment of non-current assets	9	—	1,706	1,957
Total operating expenses		244,094	221,364	234,604
Gain on disposals to Golar Partners	6, 29	—	—	102,406
Impairment of vessel held-for-sale		—	—	(1,032)
Unrealized gain on FLNG derivative instrument	1	15,100	—	—
Other operating gains - LNG trading		—	16	—
Loss on disposal of vessel held-for-sale		—	—	(5,824)
Operating loss		(85,457)	(141,091)	(36,380)
Other non-operating expense
Net loss on loss of control of Golar Power	7	—	(8,483)	—
Other non-operating expense		(81)	(132)	(27)
Total other non-operating expense		(81)	(8,615)	(27)
Financial income (expense)
Interest income	29	5,890	2,969	6,896
Interest expense	29	(59,305)	(71,201)	(68,793)
Other financial items, net	10	20,627	8,691	(112,722)
Net financial expense		(32,788)	(59,541)	(174,619)
Loss before equity in net (losses) earnings of affiliates, income taxes and non-controlling interests		(118,326)	(209,247)	(211,026)
Income taxes	11	(1,505)	589	3,053
Equity in net (losses) earnings of affiliates	14	(25,448)	47,878	55,985
Net loss		(145,279)	(160,780)	(151,988)
Net income attributable to non-controlling interests		(34,424)	(25,751)	(19,158)
Net loss attributable to stockholders of Golar LNG Ltd		(179,703)	(186,531)	(171,146)
Loss per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Loss per share – basic and diluted	12	$(1.79)	$(1.99)	$(1.83)
Cash dividends declared and paid		$0.20	$0.60	$1.35

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	Notes	2017	2016	2015
COMPREHENSIVE LOSS
Net loss		(145,279)	(160,780)	(151,988)
Other comprehensive income (loss):
Gain (loss) associated with pensions, net of tax	25, 27	157	(556)	2,851
Net gain (loss) on qualifying cash flow hedging instruments(1)(2)	27	1,616	3,606	(4,440)
		1,773	3,050	(1,589)
Comprehensive loss		(143,506)	(157,730)	(153,577)

Comprehensive loss attributable to:
Stockholders of Golar LNG Limited		(177,930)	(183,481)	(172,735)
Non-controlling interests		34,424	25,751	19,158
Comprehensive loss		(143,506)	(157,730)	(153,577)

(1) Includes share of net gain of $1.6 million, $3.6 million and net loss of $4.8 million on qualifying cash flow hedging instruments held by an affiliate for the years ended December 31, 2017, 2016 and 2015, respectively. Refer to note 27.
(2) No tax impact for the years ended December 31, 2017, 2016 and 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Balance Sheets as of December 31, 2017 and 2016
(in thousands of $)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents		214,862	224,190
Restricted cash and short-term deposits	18	222,265	183,693
Trade accounts receivable*		14,980	3,567
Amounts due from related parties	29	7,898	—
Inventories		7,408	7,257
Other current assets	15	6,047	7,510
Total current assets		473,460	426,217
Non-current assets
Restricted cash	18	175,550	232,335
Investments in affiliates	14	703,225	648,780
Cost method investment	19	7,347	7,347
Asset under development	16	1,177,489	731,993
Vessels and equipment, net	17	2,077,059	2,153,831
Other non-current assets	20	150,157	56,408
Total assets		4,764,287	4,256,911
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	23	1,384,933	451,454
Trade accounts payable*		70,430	24,559
Accrued expenses*	21	105,895	78,462
Amounts due to related parties	29	8,734	135,668
Other current liabilities	22	62,282	78,984
Total current liabilities		1,632,274	769,127
Non-current liabilities
Long-term debt	23	1,025,914	1,525,744
Amounts due to related parties	29	177,247	—
Other non-current liabilities	24	132,548	52,214
Total liabilities		2,967,983	2,347,085
Commitments and contingencies EQUITY	30, 31
Share capital 101,118,289 common shares of $1.00 each issued and outstanding (2016: 101,080,673)	26	101,119	101,081
Treasury shares		(20,483)	(20,483)
Additional paid-in capital		1,538,191	1,488,556
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(7,769)	(9,542)
Retained (loss) earnings		(95,742)	103,650
Total stockholders' equity		1,715,316	1,863,262
Non-controlling interests	5	80,988	46,564
Total equity		1,796,304	1,909,826
Total liabilities and equity		4,764,287	4,256,911
* This includes amounts arising from transactions with related parties (see note 29).

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	Notes	2017	2016	2015
Operating activities
Net loss		(145,279)	(160,780)	(151,988)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	17	76,522	72,972	73,732
Amortization of deferred charges and debt guarantees		(900)	13,732	(2,073)
Equity in net losses (earnings) of affiliates		25,448	(47,878)	(55,985)
Gain on disposals to Golar Partners	6	—	—	(102,406)
Net loss on loss of control of Golar Power	7	—	8,483	—
Loss on disposal of vessel held-for-sale		—	—	5,824
Impairment of vessel held-for-sale		—	—	1,032
Dividends received		52,666	55,517	52,800
Compensation cost related to stock options		8,991	5,816	4,125
Net foreign exchange losses		1,620	1,429	2,404
Amortization of deferred tax benefits on intra-group transfers		—	(1,715)	(3,488)
Impairment of non-current assets	9	—	1,706	1,957
Impairment of loan receivable		—	7,627	15,010
Drydocking expenditure		—	—	(10,405)
Change in assets and liabilities:
Restricted cash	18	57,110	47,834	(280,000)
Trade accounts receivable		(11,413)	(567)	911
Inventories		(151)	987	(2,252)
Other non-current and current assets		(102,453)	14,924	(6,361)
Amounts due to related companies		(27,130)	(9,444)	15,259
Trade accounts payable		1,593	(28,511)	8,944
Accrued expenses		28,666	(3,410)	21,479
Other current liabilities (1)		81,844	(17,273)	66,832
Net cash provided by (used in) operating activities		47,134	(38,551)	(344,649)
Investing activities
Additions to vessels and equipment		(1,349)	(14,477)	(26,110)
Additions to newbuildings		—	(19,220)	(559,667)
Additions to asset under development		(390,552)	(200,821)	(111,572)
Investment in subsidiary, net of cash acquired		—	—	(16)
Proceeds from disposal of investments in affiliates		—	—	207,428
Additions to investments in affiliates		(123,107)	(10,200)	(5,023)
Short-term loan granted		—	(1,000)	(2,000)
Proceeds from repayment of short-term loan granted		—	—	400
Proceeds from disposals to Golar Partners, net of cash disposed		70,000	107,247	226,872
Proceeds from loss of control of Golar Power, net of cash disposed		—	113,321	—
Proceeds from repayment of short-term loan granted to Golar Partners		—	—	20,000
Proceeds from disposal of fixed assets		—	—	18,987

Restricted cash and short-term deposits	18	11,239	22,928	(25,255)
Net cash used in investing activities		(433,769)	(2,222)	(255,956)
Financing activities
Proceeds from short-term and long-term debt (including related parties)	23	928,432	405,817	918,801
Payment for capped call in connection with bond issuance	23	(31,194)	—	—
Repayments of short-term and long-term debt (including related parties)	23	(446,626)	(271,858)	(215,363)
Financing costs paid		(1,564)	(8,372)	(23,266)
Cash dividends paid		(20,438)	(54,348)	(121,358)
Proceeds from exercise of share options		(1,167)	1,435	225
Purchase of treasury shares		—	(8,214)	(12,269)
Proceeds from issuance of equity		—	169,876	—
Restricted cash and short-term deposits		(50,136)	(74,608)	(32,340)
Net cash provided by financing activities		377,307	159,728	514,430
Net (decrease) increase in cash and cash equivalents		(9,328)	118,955	(86,175)
Cash and cash equivalents at beginning of period		224,190	105,235	191,410
Cash and cash equivalents at end of period		214,862	224,190	105,235

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		34,479	24,828	35,450
Income taxes paid		1,240	555	1,278

(1) Includes accretion of discount on convertible bonds of $11.8 million, $5.7 million and $5.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Golar LNG Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Losses)	Non-controlling Interests	Total Equity
Balance at December 31, 2014		93,415	—	1,307,087	200,000	(6,579)	641,844	1,655	2,237,422
Net loss		—	—	—	—	—	(171,146)	19,158	(151,988)
Dividends		—	—	—	—	—	(161,824)	—	(161,824)
Exercise of share options		132	—	93	—	—	—	—	225
Grant of share options		—	—	6,358	—	—	—	—	6,358
Forfeiture of share options		—	—	(2,521)	—	—	—	—	(2,521)
Cancellation of share options		—	—	786	—	—	—	—	786
Transfer of additional paid-in capital		—	—	6,003	—	(4,424)	—	—	1,579
Other comprehensive loss	27	—	—	—	—	(1,589)	—	—	(1,589)
Treasury shares		—	(12,269)	—	—	—	—	—	(12,269)
Balance at December 31, 2015		93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	20,813	1,916,179
Net loss		—	—	—	—	—	(186,531)	25,751	(160,780)
Dividends		—	—	—	—	—	(18,693)	—	(18,693)
Exercise of share options		59	—	1,376	—	—	—	—	1,435
Grant of share options		—	—	7,865	—	—	—	—	7,865
Forfeiture of share options		—	—	(892)	—	—	—	—	(892)
Net proceeds from issuance of shares	26	7,475	—	162,401	—	—	—	—	169,876
Other comprehensive income	27	—	—	—	—	3,050	—	—	3,050
Treasury shares		—	(8,214)	—	—	—	—	—	(8,214)
Balance at December 31, 2016		101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	46,564	1,909,826
Net loss		—	—	—	—	—	(179,703)	34,424	(145,279)
Dividends		—	—	—	—	—	(19,689)	—	(19,689)
Exercise of share options		38	—	(1,204)	—	—	—	—	(1,166)
Grant of share options		—	—	11,098	—	—	—	—	11,098
Forfeiture of share options		—	—	(120)	—	—	—	—	(120)
Other comprehensive income	27	—	—	—	—	1,773	—	—	1,773
Issuance of convertible bonds	23	—	—	39,861	—	—	—	—	39,861
Balance at December 31, 2017		101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	80,988	1,796,304

The accompanying notes are an integral part of these consolidated financial statements.

Golar LNG Limited
Notes to Consolidated Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of December 31, 2017, our fleet comprises of 12 LNG carriers, one Floating Storage Regasification Unit ("FSRU") and one Floating Liquefaction Natural Gas vessel ("FLNG"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of 10 vessels and Golar Power Limited's ("Golar Power") fleet of two LNG carriers and one newbuilding commitment. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 18 LNG carriers, seven FSRUs and one FLNG.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

FLNG Hilli

In July 2014, we ordered our first FLNG vessel based on the conversion of our existing LNG carrier, the Hilli Episeyo (the "Hilli"). The Hilli conversion completed in October 2017, and she arrived in Cameroon on November 20, 2017 where she is undergoing commissioning activities. We expect acceptance testing procedures to commence shortly.

The Liquefaction Tolling Agreement ("LTA") with Perenco Cameroon ("Perenco") and Societe Nationale de Hydrocarbures ("SNH") (together, the "Customer"), was executed on November 29, 2017 and considered legally effective on December 19, 2017 when all conditions precedent were met.

Following the effectiveness of the LTA, a derivative asset of $79.6 million was recognized ("day one gain"), representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of December 31, 2017 was $94.7 million (see note 28). This resulted in the recognition of an “Unrealized gain on FLNG derivative instrument” of $15.1 million in 2017 presented under "Other operating income" in our Consolidated Statements of Operations. The corresponding liability relating to the initial fair value of the FLNG derivative of $79.6 million (see notes 22 and 24) was deferred and will be released to earnings on a straight-line basis over the term of the LTA, commencing upon customer acceptance of the vessel.

Golar Partners

Golar Partners is our former subsidiary, which is an owner and operator of FSRUs and LNG carriers under long-term charters (defined as five years or longer from the date of the dropdown). We completed the Initial Public Offering ("IPO") of Golar Partners in April 2011. Our ownership interest (including our 2% general partner interest) in Golar Partners as of December 31, 2017 and 2016 is 31.8% and 33.9%, respectively.

Golar Power

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with a private equity firm, Stonepeak Infrastructure Partners ("Stonepeak"). Golar Power offers integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant in the State of Sergipe in Brazil ("Sergipe Project"). See note 14 for further details.

OneLNG

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG S.A. ("OneLNG"), a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. See note 14 for further details.

Going Concern

The financial statements have been prepared on a going concern basis. Our assessment is largely dependent on the Hilli acceptance, of which testing procedures are expected to commence shortly. Based on progress to date, we are confident that the Hilli will be accepted.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 5) is for the FSRU to be employed under an effective charter. The termination of the WAGL charter by us means that we now have to find a replacement charter by June 30, 2018 or we could be required to refinance the FSRU. A similar pre-condition also applies to the Golar Seal lease financing with CCBFL (refer to note 5), whereby the vessel is to be employed under an effective charter by December 31, 2018, or we could be required to refinance the LNG carrier. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra or the Golar Seal, we are currently exploring our refinancing options, including extension of the lenders’ deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity, as demonstrated by our convertible bond offering in February 2017, which raised net proceeds of $360.2 million. We also entered into a Margin Loan Facility in March 2017, which raised proceeds of $150 million.

Furthermore, with respect to our Golar Power joint venture with Stonepeak, under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million in the period through to the third quarter of 2018; and (ii) additional amounts as may be required by Golar Power, subject to the approval of its board of directors. In connection with Golar Power’s election in October 2016 to increase its ownership interest in the Sergipe Project from 25% to 50% by buying out the project developer GenPower, this is expected to result in an additional funding requirement of between $20 million to $50 million to be shared with Stonepeak, with the initial $20 million already paid.

In connection with our joint venture OneLNG, under the joint venture and shareholders' agreement with Schlumberger, once a OneLNG project reaches final investment decision, we and Schlumberger will each be required to provide $250 million of new equity. Contributions may include intellectual property amongst other items. OneLNG and Ophir have signed a shareholders' agreement to develop a project in Equatorial Guinea. The effectiveness of the shareholders' agreement is subject to certain conditions precedent including final investment decisions by OneLNG and Ophir, securing of financing and governmental approval which may occur in the first half of 2018. Accordingly, we anticipate in the event of a final investment decision, to fund the estimated $2 billion project cost, assuming debt financing and Ophir’s investment of $150 million, OneLNG will be expected to invest approximately $650 million (this is inclusive of the aggregate of $500 million new equity required under the OneLNG shareholders' agreement). The cash contribution from the Company to the project remains uncertain as the timing of capital expenditure for the project is not yet finalized due to the payment profile of certain contracts continuing to be negotiated. Furthermore, the amount of our contribution to the project within the next twelve months will be determined by the timing of the final investment decision, which is yet to be taken. Our recent financings will contribute towards our 51% share of the equity contribution into OneLNG in the 2018 to 2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar into the Equatorial Guinea project.

To address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of one or more of our vessels. However, given the recent challenging market conditions, which are now showing signs of an anticipated recovery, timing of these refinancings still remains uncertain. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Crystal in March 2017, in connection with which we raised an additional $9.2 million in additional cash and also allowed the release of $6.8 million from restricted cash. In addition to vessel refinancing, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity, as demonstrated by our recent equity offering in November 2016 and convertible bond offering in February 2017.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient facilities to meet our anticipated liquidity requirements for our business for at least the next 12 months as of April 16, 2018 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so. Furthermore, we have performed stress testing of our forecast cash reserves under extreme and largely theoretical scenarios, which include assumptions such as $nil revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent payout, and accordingly are confident of our ability to manage through the near term cash requirements.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The year ended December 31, 2017 includes a depreciation catch-up charge of $9.7 million in respect of the Golar Tundra, which was previously not depreciated whilst accounted for as an asset held-for-sale. Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities no longer qualified for classification as held-for-sale. Furthermore, on May 30, 2017, Golar Partners exercised its Put Right in respect of the Golar Tundra. Accordingly, as of March 31, 2017 (and for all retrospective periods), these assets and liabilities are presented as held for use in the Consolidated Balance Sheets.

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

Business combinations

Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. bargain purchase) is credited to the Consolidated Statements of Operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The results of subsidiary undertakings are included from the date of acquisition.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we will recognize a measurement-period adjustment during the period in which we determine the amount of the adjustment, including the effect on earnings of any amounts we would have recorded in previous periods had the accounting been completed at the acquisition date.

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

As of December 31, 2017, we leased seven vessels under finance leases from wholly-owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, non-controlling interests and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the VIEs’ debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

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

Revenue and related expense recognition

Revenues include minimum lease payments under time charters and gross pool revenues. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Repositioning fees (included in time and voyage charter revenues) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

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

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire. Furthermore, in relation to our vessels participating in the pool, voyage expenses and commissions from collaborative arrangements include an allocation of our net results from the pool to the other participants. Each participants' share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Pool revenues and expenses under the Cool Pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements. Accordingly, we have presented our share of the net income earned under the Cool Pool arrangement across a number of line items in the income statement. For net revenues and expenses incurred relating specifically to Golar’s vessels, and for which we are deemed the principal, these will be presented gross on the face of the income statement in the line items "Time and voyage charter revenues" and "Voyage, charter-hire and commission expenses". Pool net revenues generated by the other participants in the pooling arrangement will be presented separately in the income statement as revenue and expenses from collaborative arrangements. Refer to note 29 for an analysis of the income statement effect for the pooling arrangement for the year ended December 31, 2017.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted cash and short-term deposits

Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps, and other claims which require us to restrict cash.

Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

Trade accounts receivables

Trade receivables are presented net of allowances for doubtful balances. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Inventories

Inventories, which are comprised principally of fuel, lubricating oils and vessel spares, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under this method, we record our investment in the affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the Consolidated Balance Sheets as "Investments in affiliates". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. The basis difference will then be amortized through the Consolidated Statements of Operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

We recognize gains and losses in earnings for the issuance of shares by our affiliates, provided that the issuance of such shares qualifies as a sale of such shares.

Exchanges of a controlled asset or group of assets that does not meet the definition of a business for a non-controlling interest

Under the guidance of ASC 845, we have elected the accounting policy choice to apply "carry over" accounting to any applicable exchanges which fall under the remit of this guidance. The application of "carry over" accounting means that any such in-scope exchange will have an initial $nil income statement impact.

Cost method investments

Cost method investments are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Dividends received from cost method investments are recorded in the Consolidated Statements of Operations in the line item "Dividend income".

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment, less the estimated residual value, is depreciated on a straight-line basis over the assets' remaining useful economic lives. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Management estimates the residual values of our vessels based on a scrap value cost of steel and aluminum times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels' remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally five years. For vessels that are newly built or acquired, we have adopted the "built-in overhaul" method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.

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

Useful lives applied in depreciation are as follows:

Vessels	40 years
Deferred drydocking expenditure	five years
Office equipment and fittings	three to six years

Asset under development

An asset is classified as asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost. All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized. Interest costs directly attributable to construction of the asset is added to the cost of the asset. Capitalization ceases, and depreciation commences, once the asset is completed and available for its intended use.

Interest costs capitalized

Interest is capitalized on all qualifying assets that require a period of time to get them ready for their intended use. Qualifying assets consist of vessels under construction, assets under development and vessels undergoing conversion into FSRUs or FLNGs for our own use. In addition, certain equity method investments may be considered qualifying assets prior to commencement of their planned principal operation. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the assets for its intended use are complete.

If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period.

Asset retirement obligation

An asset retirement obligation, or ARO, is a liability associated with the eventual retirement of a fixed asset.

The fair value of an ARO is recorded as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future discounted cash outflows. When the liability is recognized, we also capitalize the related ARO cost by adding it to the carrying amount of the related fixed asset. Each period, the liability is increased for the change in its present value. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related liability and asset.

Held-for-sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as held-for-sale if the following criteria are met at the period end:

•	Management, having the authority to approve the action, commits to a plan to sell the assets or subsidiaries;

•	The asset or subsidiaries are available for immediate sale in its present condition subject only to terms that are usual and customary for such sales;

•	An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;

•	The sale is probable; and

•	The transfer is expected to qualify for recognition as a completed sale, within one year.

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

Assets or subsidiaries held-for-sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held-for-sale shall continue to be accrued. On classification as held-for-sale, the assets are no longer depreciated.

If, at any time, the criteria for held-for-sale is no longer met, then the asset or disposal group will be reclassified to held and used. The asset or disposal group will be valued at the lower of the carrying amount before the asset or disposal group was classified as held-for-sale (as adjusted for any subsequent depreciation and amortization), and its fair value. Any adjustment to the value is shown in Consolidated Statements of Operations for the period in which the criterion for held-for-sale was not met.

Impairment of non-current assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of non-current assets may not be recoverable. When such events or changes in circumstances are present, we assess the recoverability of non-current assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the lower of the fair market value of the assets, less cost to sell, and the net present value ("NPV") of estimated future undiscounted cash flows from the employment of the asset ("value-in-use").

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

Deferred charges

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance costs is included in interest expense. These costs are presented as a deduction from the corresponding debt liability, consistent with debt discounts.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying Consolidated Balance Sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" and "Other non-current liabilities", as appropriate, in the Consolidated Balance Sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other non-current assets" in the Consolidated Balance Sheets. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company has historically hedge accounted for certain of its interest rate swap arrangements designated as cash flow hedges. However, since 2015, the Company ceased hedge accounting for any of its derivatives. For derivative instruments that are not designated, or do not qualify as hedges under the guidance, the changes in fair value of the derivative financial instrument are recognized each period in current earnings in "Other financial items" in the Consolidated Statements of Operations.

The fair value of the FLNG derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the FLNG derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our FLNG derivative is recognized in each period in current earnings in "Unrealized gain on FLNG derivative instrument".

Convertible bonds

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

Provisions

In the ordinary course of business, we are subject to various claims, lawsuits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.

Pensions

Defined benefit pension costs, assets and liabilities requires adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Our accounting policy states that full recognition of the funded status of defined benefit pension plans is to be included within our Consolidated Balance Sheets. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period and are recorded in the Consolidated Statements of Operations.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other non-current liabilities". A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

Stock-based compensation

In accordance with the guidance on share based payments, we are required to expense the fair value of stock options issued to employees over the period the options vest. We amortize stock-based compensation for awards on a straight-line basis over the period during which the employee is required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock options for which employees do not render the requisite service. The fair value of employee share options is estimated using the Black-Scholes option pricing model.

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

Income taxes

Income taxes are based on a separate return basis. The guidance on "Income Taxes" prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in the statement of comprehensive income is recognized in the statement of changes in equity and not in the Consolidated Statements of Operations.

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

Gain on disposals to Golar Partners

Where we have a gain or loss upon disposal of a subsidiary or business to Golar Partners, the gain or loss is recognized in the Consolidated Statements of Operations at the time of sale as a component of operating income.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. We have identified three reportable industry segments: vessel operations, FLNG and Power (see note 8).

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting pronouncements that have been issued but not adopted

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts With Customers (Topic 606) and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective on either a full or modified retrospective basis for us on January 1, 2018. We do not expect a material impact on the adoption of this standard on our Consolidated Financial Statements; however significant new disclosures will be introduced.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. This standard requires a lessee to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months and introduces additional disclosure requirements. Lessors are required to classify leases as sales-type, finance or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. The standard will become effective on a modified retrospective basis for us on January 1, 2019. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures. Due to the transition provisions for lessors, the most significant impact of the adoption of this standard will be the recognition of lease assets and lease liabilities on our balance sheet for those leases where we are a lessee that are currently classified as operating leases.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. The guidance is effective on a retrospective basis for us on January 1, 2018 and results in presentational changes to our Consolidated Statement of Cash Flows.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statement of cash flows. The guidance is effective on a retrospective basis for us on January 1, 2018 and results in presentational changes to our Consolidated Statement of Cash Flows and related disclosures.

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective on a prospective basis for us on January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the acquisition of an asset rather than a business combination. However, this will be dependent upon the facts and circumstances of each prospective transaction. We do not expect a material impact on the adoption of this accounting standard to our Consolidated Financial Statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05 Other Income - Gains and Losses from the Derecognition of Non-Financial Assets. The guidance provides clarification on the definition of "in substance non-financial assets", the scope exemption with ASC 610 and partial sales of non-financial assets. The guidance is effective on a prospective basis for us on January 1, 2018. Any gain on sale from future dropdowns will be recognized in full on the disposal date. There will be no significant impact to our Consolidated Financial Statements and related disclosures.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2017. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar Management Malaysia Sdn. Bhd.	Malaysia	Management company
Golar Management Norway AS	Norway	Management company
Golar Management D.O.O	Croatia	Management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation	Marshall Islands	Owns Gimi
Golar Hilli Corporation (89%)*	Marshall Islands	Owns Hilli
Golar Gandria N.V.	Netherlands	Owns and operates Gandria
Golar Hull M2021 Corporation	Marshall Islands	Leases and operates Golar Seal**
Golar Hull M2022 Corporation	Marshall Islands	Leases and operates Golar Crystal**
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Leases and operates Golar Snow**
Golar Hull M2048 Corporation	Marshall Islands	Leases and operates Golar Ice**
Golar LNG NB10 Corporation	Marshall Islands	Leases and operates Golar Glacier**
Golar LNG NB11 Corporation	Marshall Islands	Leases and operates Golar Kelvin**
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar Tundra Corporation	Marshall Islands	Leases and operates Golar Tundra**
GVS Corporation	Marshall Islands	Owns and operates Golar Viking
Golar Shoreline LNG Limited	Bermuda	Holding company

* The Hilli was sold to Golar Hilli Corporation ("Hilli Corp") prior to the commencement of her conversion into a FLNG. Keppel Shipyard Limited ("Keppel") and Black & Veatch Corporation ("Black & Veatch") hold the remaining 10% and 1% interest, respectively, in the issued share capital of Hilli Corp.

** The above table excludes mention of the lessor variable interest entities (''lessor VIEs'') that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles ("SPVs") of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. Refer to note 5 for additional detail.

5.	VARIABLE INTEREST ENTITIES ("VIE")

As of December 31, 2017, we leased seven vessels (December 31, 2016: six vessels) from VIEs under finance leases, of which four were with ICBC Finance Leasing Co. Ltd, or ICBCL; one with a subsidiary of China Merchants Bank Co. Ltd, or CMBL; one with CCB Financial Leasing Corporation Limited, or CCBFL; and one with a COSCO Shipping entity, or COSCO.

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

COSCO Lessor VIE
In March 2017, we sold the Golar Crystal to a COSCO entity and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the third year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investments in the above SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. The equity attributable to ICBCL, CMBL, CCBFL and COSCO in their respective VIEs are included in non-controlling interests in our consolidated financial statements. As of December 31, 2017 and 2016, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheets.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2017:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier	October 2014	204.0	173.8	October 2019	142.7	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	142.7	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	142.7	February 2025
Golar Tundra	November 2015	254.6	168.7	November 2018	76.4	November 2025
Golar Seal	March 2016	203.0	132.8	March 2021	87.4	March 2026
Golar Crystal	March 2017	187.0	97.3	March 2020	50.6	March 2027

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2017, are shown below:

(in $ thousands)	2018	2019	2020	2021	2022	2023+
Golar Glacier	17,100	17,100	17,147	17,100	17,100	29,985
Golar Kelvin	17,100	17,100	17,147	17,100	17,100	32,795
Golar Snow	17,100	17,100	17,147	17,100	17,100	32,795
Golar Ice	17,100	17,100	17,147	17,100	17,100	35,700
Golar Tundra (1)	24,545	23,360	22,260	21,136	20,067	51,286
Golar Seal	15,151	15,193	15,151	15,151	15,151	45,495
Golar Crystal (1)	12,151	11,925	11,718	11,471	11,266	45,522

(1) The payment obligations relating to the Golar Tundra and Golar Crystal above include variable rental payments due under the lease based on an assumed LIBOR plus a margin.

The assets and liabilities of the lessor VIEs that most significantly impact our consolidated balance sheets as of December 31, 2017 and 2016, are as follows:

(in $ thousands)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	2017	2016
Assets								Total	Total
Restricted cash and short-term deposits (see note 18)	16,179	53,003	16,379	8	38,514	3,778	2,202	130,063	70,021

Liabilities
Debt:
Short-term interest bearing debt (see note 23)	31,659	182,540	22,393	134,954	198,613	143,849	104,006	818,014	388,628
Long-term interest bearing debt - current portion (see note 23)	7,650	—	8,000	—	—	—	—	15,650	21,532
Long-term interest bearing debt - non-current portion (see note 23)*	121,586	—	131,105	—	—	—	—	252,691	624,384
	160,895	182,540	161,498	134,954	198,613	143,849	104,006	1,086,355	1,034,544
*These balances are net of deferred finance charges

The most significant impact of the lessor VIEs operations on our consolidated statements of operations is interest expense of $37.4 million, $44.1 million and $31.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. The most significant impact of the lessor VIEs cash flows on our consolidated statements of cash flows is net cash received in financing activities of $51.5 million, $154.2 million and $704.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power Ltd ("Golar Power"), with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The purpose of Golar Power is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. The transaction closed on July 6, 2016 with the receipt of net proceeds of $113 million from the disposal of 50% of our holding in the ordinary share capital of Golar Power to Stonepeak. Accordingly, effective from this date, we deconsolidated the results and net assets relating to the two vessels; the Golar Penguin and the Golar Celsius, the newbuild Golar Nanook and LNG Power Limited, which holds the rights to participate in the Sergipe Project. On the same date, we commenced equity accounting for our residual interest in Golar Power and we recorded an investment in Golar Power of $116 million, which represents the fair value of our remaining 50% holding in Golar Power's ordinary share capital. We calculated a loss on disposal of $8.5 million.

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

(in thousands of $)	As of July 6, 2016
Consideration received from Stonepeak	116,000
Less: Fee paid in relation to the transaction	(3,000)
Net proceeds	113,000

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
Debt guarantees - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 29.

Shipyard guarantee - Golar has provided Samsung with a guarantee of settlement in relation to the shipbuilding contract of Golar Nanook, which now forms part of Golar Power's asset base. The liability which is recorded in "Other current liabilities" is being amortized on a straight line basis until delivery of the vessel with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 29.

8.	SEGMENT INFORMATION

We are a project development company. We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods. As of December 31, 2017, we are in the process of commissioning our first FLNG vessel and have entered the power market in an effort to become a midstream LNG solution provider. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2017, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion has been completed and the vessel currently undergoing commissioning. We expect acceptance testing procedures to commence shortly.

In July 2016, we entered into an agreement with Schlumberger B.V. ("Schlumberger") to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG will be the exclusive vehicle for all projects that involve the conversion of natural gas to LNG which require both Schlumberger Production Management services and Golar's FLNG expertise. As a result we report the equity in net earnings (losses) of OneLNG in the FLNG segment.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	December 31, 2017					December 31, 2016 (3)					December 31, 2015
(in thousands of $)	Vessel operations	FLNG	Power	Other(1)	Total	Vessel operations	FLNG	Power	Other(1)	Total	Vessel operations	FLNG	Other(1)	Total
Statement of Operations:
Total operating revenues	143,537	—	—	—	143,537	80,257	—	—	—	80,257	102,674	—	—	102,674
Depreciation and amortization	(76,522)	—	—	—	(76,522)	(72,972)	—	—	—	(72,972)	(73,732)	—	—	(73,732)
Other operating expenses	(163,207)	(4,365)	—	—	(167,572)	(144,816)	(3,576)	—	—	(148,392)	(156,003)	(4,869)	—	(160,872)
Other operating gains and losses	—	15,100	—	—	15,100	16	—	—	—	16	95,550	—	—	95,550
Operating (loss) income	(96,192)	10,735	—	—	(85,457)	(137,515)	(3,576)	—	—	(141,091)	(31,511)	(4,869)	—	(36,380)

Inter segment operating income (loss)(2)	4,568	—	—	(4,568)	—	275	—	—	(275)	—	203	—	(203)	—
Segment operating (loss) income	(91,624)	10,735	—	(4,568)	(85,457)	(137,240)	(3,576)	—	(275)	(141,091)	(31,308)	(4,869)	(203)	(36,380)

Equity in net earnings (losses) of affiliates	1,503	(8,153)	(18,798)	—	(25,448)	37,344	—	10,534	—	47,878	55,985	—	—	55,985

Balance sheet:
Total assets	3,025,244	1,515,463	228,696	(5,116)	4,764,287	3,152,311	978,614	126,534	(548)	4,256,911	3,398,667	870,804	(273)	4,269,198
Investment in affiliates	472,482	2,047	228,696	—	703,225	512,046	10,200	126,534	—	648,780	541,565	—	—	541,565
Capital expenditures	1,349	390,552	—	—	391,901	33,698	200,820	—	—	234,518	565,777	111,572	—	677,349

(1) Eliminations required for consolidation purposes.
(2) Inter segment operating income (loss) relates to management fee and charterhire revenues between the segments.
(3) We no longer consider LNG trading a separate reportable segment. Given the previously reported segment information was immaterial for all periods presented, we have included these amounts within the vessel operations segment.

Revenues from external customers

During the year ended December 31, 2017 our vessels operated predominately within the Cool Pool.

In the years ended December 31, 2017, 2016 and 2015, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter revenues:

(in thousands of $)	2017		2016		2015
The Cool Pool (1)	106,302	91%	51,075	77%	5,771	6%
An energy and logistics company	9,235	8%	7,975	12%	—	—%
Nigeria LNG Ltd	—	—%	—	—%	37,994	42%
Major commodity trading company	—	—%	—	—%	16,167	18%

(1) The 2017 Cool Pool revenue of $106.3 million includes revenue of $28.3 million that is separately disclosed in the consolidated statements of operations as from a collaborative arrangement. The balance of $78.0 million was derived from Golar vessels operating within the Cool Pool, and is included within the caption "Time and voyage charter revenues" in the consolidated statements of operations. See note 29.

The above revenues exclude vessel and other management fees from Golar Partners (see note 29).

Geographic segment data

In time and voyage charters for LNG carriers (or our FSRU, operating as a LNG carrier), the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

9.	IMPAIRMENT OF NON-CURRENT ASSETS

Vessels

The following table presents the market values and carrying values of seven of our vessels that we have determined to have market values that are less than their carrying values as of December 31, 2017. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying values, no impairment was recognized.

(in thousands of $)

Vessel	2017 Market value(1)	2017 Carrying value	Deficit
Golar Arctic	84,300	137,600	53,300
Golar Bear	187,300	189,400	2,100
Golar Frost	187,800	193,600	5,800
Golar Ice	190,000	198,000	8,000
Golar Kelvin	189,800	191,400	1,600
Golar Snow	189,500	197,700	8,200
Golar Viking	88,500	116,400	27,900
(1) Market values are determined using reference to average broker values provided by independent brokers. Broker values are considered an estimate of the market value for the purpose of determining whether an impairment trigger exists. Broker values are commonly used and accepted by our lenders in relation to determining compliance with relevant covenants in applicable credit facilities for the purpose of assessing security quality.

Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels. In addition, the determination of estimated market values may involve considerable judgment, given the illiquidity of the second-hand markets for these types of vessels.

Long-lived assets

The following table presents the impairment charge recognized in relation to equipment included in "Other non-current assets", acquired due to uncertainty of the future usage of this equipment:

(in thousands of $)	2017	2016	2015
Impairment charge	—	1,706	1,957

10.	OTHER FINANCIAL ITEMS, NET

(in thousands of $)	2017	2016	2015
Mark-to-market adjustment for interest rate swap derivatives (see note 28)	6,614	2,818	(12,798)
Interest expense on undesignated interest rate swaps (see note 28)	(3,802)	(10,153)	(15,797)
Mark-to-market adjustment for equity derivatives (see note 28)	16,622	24,819	(67,925)
Impairment of loan (1)(2)	—	(7,627)	(15,010)
Financing arrangement fees and other costs	(677)	(404)	(1,841)
Amortization of debt guarantee	1,548	1,563	2,800
Foreign exchange loss on operations	(888)	(1,909)	(2,126)
Other	1,210	(416)	(25)
	20,627	8,691	(112,722)

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

11.	INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year ended December 31
(in thousands of $)	2017	2016	2015
Current tax expense:
UK	1,120	712	435
Norway	327	272	—
Croatia	21	45	—
Malaysia	10	6	—
Total current tax expense	1,478	1,035	435
Deferred tax expense:
UK	27	90	—
Amortization of tax benefit arising on intra-group transfers of non-current assets	—	(1,714)	(3,488)
Total income tax expense (benefit)	1,505	(589)	(3,053)

The income taxes for the years ended December 31, 2017, 2016 and 2015 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2017	2016	2015
Income taxes at statutory rate	—	—	—
Effect of deferred tax benefit on intra-group transfers of non-current assets	—	(1,714)	(3,488)
Effect of movement in deferred tax balances	27	90	—
Effect of adjustments in respect of current tax in prior periods	(5)	(334)	(330)
Effect of taxable income in various countries	1,483	1,369	765
Total tax expense (benefit)	1,505	(589)	(3,053)

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

United Kingdom

Current taxation of $1.1 million, $0.7 million and $0.4 million for the years ended December 31, 2017, 2016 and 2015, respectively, relates to taxation of the operations of our UK subsidiaries. Taxable revenues in the UK are generated by our UK subsidiary companies and are comprised of management fees received from Golar group companies (including related parties) as well as revenues from the operation of certain of Golar's vessels. These vessels are sub-leased from other non-UK Golar companies.

As at December 31, 2017, the statutory rate in the UK was 19%.

There are ongoing inquiries and discussions with the UK tax authorities for certain subsidiaries in relation to tax depreciation claims. If the UK tax authorities successfully challenged the availability of the tax depreciation claims, this would impact Golar's or that of the lessor banks' tax returns from 2003 onwards. Further detail on this matter is included within ''Other commitments and contingencies'' (see note 31).

Our deferred income tax asset is as follows:

	Year ended December 31
(in thousands of $)	2017	2016
Deferred tax asset	31	4

Our deferred tax assets are classified as non-current and included within Note 20, ''Other non-current assets''. These assets relate to differences for depreciation and other temporary differences.

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

Jurisdictions open to examination

The following table summarizes the earliest tax year that remain subject to examination by the major taxable jurisdictions in which we operate:

Jurisdiction	Earliest
UK	2015
Norway	2014

12.	LOSS PER SHARE

Basic earnings (loss) per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2017	2016	2015
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(179,703)	(186,531)	(171,146)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2017	2016	2015
Basic and diluted loss per share:
Weighted average number of common shares outstanding	100,597	93,933	93,422

Loss per share are as follows:

	2017	2016	2015
Basic and diluted	$(1.79)	$(1.99)	$(1.83)

The effect of stock options and convertible bonds have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2017, 2016 and 2015 because the effect was anti-dilutive.

13.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our vessels as of December 31, 2017, were as follows:

Year ending December 31
(in thousands of $)
2018	3,618
Total	3,618

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2017 and 2016 were $191.1 million and $53.6 million; and $191.1 million and $47.5 million, respectively.

Rental expense

We are committed to making rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases are as follows:

Year ending December 31	Total
(in thousands of $)
2018	1,361
2019	1,205
2020	1,205
2021	1,205
2022	301
Total minimum lease payments	5,277

Total rental expense for operating leases was $19.3 million, $29.6 million and $42.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. In prior years, the Golar Eskimo and the Golar Grand were chartered back from Golar Partners under agreements executed at the time of their disposals to Golar Partners. The Golar Eskimo and the Golar Grand charter-back arrangements with Golar Partners ceased in June 2015 and October 2017, respectively.

14.	INVESTMENTS IN AFFILIATES AND JOINT VENTURES

At December 31, 2017 and 2016, we have the following participation in investments that are recorded using the equity method:

	2017	2016
Golar Partners (1)	31.8%	33.9%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Power	50%	50%
OneLNG	51%	51%
The Cool Pool Limited ("Pool Manager") (2)	33%	33%

(1) As of December 31, 2017, we held a 31.8% (2016: 33.9%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the IDRs.
(2) The Pool Manager is a Marshall Islands service company that was established in September 2015 to facilitate the joint operations under the Cool Pool.

The carrying amounts of our investments in our equity method investments as at December 31, 2017 and 2016 are as follows:

(in thousands of $)	2017	2016
Golar Partners	467,097	507,182
ECGS	5,385	4,864
Golar Power	228,696	126,534
OneLNG	2,047	10,200
Equity in net assets of affiliates	703,225	648,780

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2017	2016
Cost	877,810	746,918
Dividend	(287,263)	(234,597)
Equity in net earnings of other affiliates	107,553	133,001
Share of other comprehensive income in affiliate	5,125	3,458
Equity in net assets of affiliates	703,225	648,780

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

Exchange of Incentive Distribution Rights "IDR Reset"

On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units"). Based on the agreement, half of the Earn-Out Units ("first tranche") would vest if Golar Partners paid a distribution equal to, or greater than, $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar 374,295 common units and 7,639 general partner units on November 15, 2017. The agreement also required Golar Partners to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, in connection with the issuance of the above Earn-Out Units, Golar also received $0.9 million in dividends in the period. The remaining Earn-Out Units ("second tranche") will be issued if Golar Partners pay a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments.

In relation to the IDR Reset transaction, we applied "carry over" accounting under the remit of the guidance of ASC 845 (Non-monetary Transactions) and determined that the Earn-Out Units met the definition of a derivative. Accordingly, the overall effect of the IDR Reset on the transaction date was (i) a reclassification of the initial fair value of the derivative from "Investment in affiliates" to "Other non-current assets" of $15.0 million, and (ii) the residual carrying value of the Old IDRs (after reclassification of the derivative fair value) was reallocated across the new instruments on a relative fair value basis. As of December 31, 2017, following the issuance of the first tranche of the Earn-Out Units, the fair value of the derivative amounted to $7.4 million.

As of December 31, 2017, the aggregate carrying value of our investments in Golar Partners was $467.1 million, which represents our total ownership interest (including our 2% general partner interest) in the Partnership of 31.8% and the IDRs. As of December 31, 2017, the estimated market value of our investments in Golar Partners' common units, determined with reference to the quoted price of the common units, was $484.0 million.

Dividends received for the year ended December 31, 2017 and 2016, in relation to our investment in Golar Partners amounted to $52.3 million and $54.7 million, respectively.

ECGS

In December 2005, we entered into an agreement with the Egyptian Natural Gas Holding Company and HK Petroleum Services to establish a jointly owned company, ECGS, to develop operations in Egypt, particularly in hydrocarbon and LNG related areas.

In March 2006, we acquired 0.5 million common shares in ECGS at a subscription price of $1 per share. This represents a 50% interest in the voting rights of ECGS and, in December 2011, ECGS called up its remaining share capital amounting to $7.5 million. Of this, we paid $3.75 million to maintain our 50% equity interest.

As ECGS is jointly owned and operated together with other third parties, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint control. Dividends received for each of the years ended December 31, 2017 and 2016 were $nil and $0.2 million, respectively.

Golar Power

In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Under the terms of the shareholders' agreement in relation to the formation of the joint venture company, we disposed of the entities that own and operate Golar Penguin, Golar Celsius, newbuild Golar Nanook and LNG Power Limited to Golar Power. As a result, commencing July 6, 2016, Golar Power and its subsidiaries have been considered as our affiliates and not as controlled subsidiaries of the Company. Accordingly, with effect from July 6, 2016, our investment in Golar Power has been accounted for under the equity method of accounting.

Under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power on a pro rata basis (see note 1). During the year ended December 31, 2017, we contributed a further $111.0 million to Golar Power as a result of this agreement.

Golar Power offers integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant in the State of Sergipe in Brazil.

OneLNG

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. OneLNG is the exclusive vehicle for all projects that involve the conversion of natural gas to LNG, which require both Schlumberger Production Management services and Golar's FLNG expertise. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. By virtue of substantive participation rights held by Schlumberger we account for our investment in OneLNG under the equity method of accounting.

The Cool Pool ("Pool Manager")

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd ("GasLog") and Dynagas Ltd ("Dynagas") to market our vessels which are currently operating in the LNG shipping spot market. As of December 31, 2017, the Cool Pool comprised of 19 vessels, of which nine vessels were contributed by us, five vessels by GasLog, three vessels by Dynagas and two vessels by Golar Power. The vessel owner continues to be fully responsible for the manning and the technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company ("Pool Manager") was established in September 2015. The Pool Manager is jointly owned and controlled by us, GasLog and Dynagas.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2017					December 31, 2016
	ECGS	Golar Partners	Pool Manager	Golar Power	One LNG	ECGS	Golar Partners	Pool Manager	Golar Power	One LNG
Balance Sheet
Current assets	37,476	311,496	40,661	61,374	14,955	34,415	160,927	9,695	59,419	19,939
Non-current assets	333	2,115,875	—	713,646	—	163	2,091,781	—	567,646	—
Current liabilities	25,836	180,087	40,661	60,033	10,941	23,648	215,472	9,695	60,613	1,137
Non-current liabilities	1,203	1,399,683	—	174,656	—	1,203	1,432,807	—	211,060	—
Non-controlling interest	—	76,544	—	—	—	—	67,976	—	—	—

Statement of Operations
Revenue	44,052	433,102	159,460	7,354	—	60,786	441,598	73,348	4,059	—
Net income (loss)	1,047	144,848	—	(7,899)	(14,883)	(595)	185,742	—	21,068	(1,200)

15.	OTHER CURRENT ASSETS

(in thousands of $)	2017	2016
Prepaid expenses	3,045	2,982
Other receivables	3,002	4,528
	6,047	7,510

16.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2017	2016
Purchase price installments	962,709	653,378
Interest costs capitalized	116,416	53,985
Other costs capitalized (1)	98,364	24,630
	1,177,489	731,993
(1) Other capitalized costs includes asset retirement obligation and direct overhead costs on the conversion of the Hilli.

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG vessel. The primary contract was entered into with Keppel. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. As at December 31, 2017, the Hilli FLNG conversion had completed and the vessel was undergoing commissioning activities.

The total estimated conversion and vessel and site commissioning cost for the Hilli, is approximately $1.3 billion. Interest costs capitalized in connection with the Hilli conversion for the year ended December 31, 2017 was $62.4 million (2016: $49.8 million).

17.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2017	2016
Cost	2,431,136	2,438,720
Accumulated depreciation	(354,077)	(284,889)
Net book value	2,077,059	2,153,831

Drydocking costs of $37.4 million and $44.7 million are included in the cost amounts above as of December 31, 2017 and 2016, respectively. Accumulated amortization of those costs as of December 31, 2017 and 2016 were $24.3 million and $22.7 million, respectively.

Depreciation and amortization expense for each of the years ended December 31, 2017, 2016 and 2015 was $76.5 million, $73.0 million and $73.7 million, respectively.

As at December 31, 2017 and 2016, vessels with a net book value of $2,032.7 million and $2,106.1 million, respectively, were pledged as security for certain debt facilities (see note 31).

As at December 31, 2017 and 2016, included in the above amounts is office equipment with a net book value of $3.9 million.

18.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2017	2016
Restricted cash relating to the total return equity swap (1)	58,351	70,016
Restricted cash in relation to the Hilli (2)	174,737	231,947
Restricted cash and short-term deposits held by lessor VIEs (3)	130,063	70,021
Restricted cash relating to the $1.125 billion debt facility (4)	33,752	43,656
Restricted cash relating to office lease	813	388
Bank guarantee	99	—
Total restricted cash and short-term deposits	397,815	416,028
Less: Amounts included in current restricted cash and short-term deposits	222,265	183,693
Long-term restricted cash	175,550	232,335

(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap requiring a collateral of 20% of the total purchase price and subsequently adjusted with reference to the Company's share price (see note 28).

(2) In November 2015, in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305.0 million to support the performance guarantee. Of this amount, pursuant to progression with the syndication process, $48.1 million and $25.0 million were released to us in December 2016 and December 2015, respectively, as free cash. Accordingly, as of December 31, 2016 and 2015, the restricted cash balance amounted to $231.9 million and $280.0 million, respectively.

Under the provisions of the $400 million letter of credit, the terms allow for a stepped reduction in the value of the guarantee over time and thus conversely a reduction in the cash collateral requirements. Effective December 19, 2017, the $400 million letter of credit reduced to $300 million. The corresponding release of $57.2 million cash collateral reduced the cash collateral requirement to $174.7 million at December 31, 2017.

In November 2016, after certain conditions precedent were satisfied by the Company, the letter of credit required in accordance with the signed LTA was re-issued and with an initial expiry date of December 31, 2017, the letter of credit will automatically extend, on an annual basis, until the tenth anniversary of the acceptance date of the Hilli by the charterer, unless the bank should exercise its option to exit from this arrangement by giving three months' notice prior to the annual renewal date.

(3) These are amounts held by lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (see note 5).

(4) Restricted cash refers to cash deposits required under the $1.125 billion debt facility (see note 23). The covenant requires that on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained.

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 23) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

19.	COST METHOD INVESTMENT

(in thousands of $)	2017	2016
OLT Offshore LNG Toscana S.p.A ("OLT–O")	7,347	7,347

OLT-O is an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy. As of December 31, 2017 and 2016, our investment in OLT-O was $7.3 million, representing a 2.7% interest in OLT–O's issued share capital. We received no dividends from our investment in OLT-O for either of the years ended December 31, 2017 and 2016.

20.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2017	2016
FLNG derivative (see note 28) (1)	94,700	—
Other long-term assets, including deferred tax asset (see note 11) (2)	37,891	36,386
Mark-to-market interest rate swaps valuation (see note 28)	10,166	5,022
Derivatives - other (see note 14) (3)	7,400	15,000
	150,157	56,408

(1) "FLNG derivative" refers to a derivative embedded in the Hilli LTA. See note 1 for further details.

(2) "Other long-term assets" is mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi and the Gandria into FLNG vessels, following agreements to convert them. As of December 31, 2017 and 2016, the aggregate carrying value was $31.0 million, of which the amount relating to the Gandria as of December 31, 2017 was $10.0 million (December 31, 2016: $nil). In 2017, Keppel agreed to allow $10.0 million of the payments earmarked for the Gimi to be utilized against the Gandria conversion. The Gimi and the Gandria conversion contracts provide the flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract has recently been extended to expire on December 30, 2018 and the Gandria contract will expire on June 29, 2018; and

(3) "Derivatives - other" refers to the Earn-Out Units issued to us in connection with the IDR Reset transaction with Golar Partners in October 2016 (see note 14).

21.	ACCRUED EXPENSES

(in thousands of $)	2017	2016
Vessel operating and drydocking expenses	10,978	8,063
Administrative expenses	9,572	8,826
Interest expense	84,249	60,634
Current tax payable	1,096	939
	105,895	78,462

Vessel operating and drydocking expense related accruals are composed of vessel operating expenses, such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils, insurances and management fees for the provision of commercial and technical management services.

Administrative expenses related accruals are comprised of general overhead, including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

22.	OTHER CURRENT LIABILITIES

(in thousands of $)	2017	2016
Deferred drydocking, operating cost and charterhire revenue	1,044	1,036
Mark-to-market interest rate swaps valuation (see note 28)	—	1,470
Mark-to-market currency swaps valuation (see note 28)	223	993
Mark-to-market equity swaps valuation (see note 28)	40,141	56,763
FLNG deferred revenue - current portion (see note 24)	7,463	—
Guarantees issued to Golar Partners (see note 29)	—	5,064
Dividends payable	5,032	5,047
Other (1)	8,379	8,611
	62,282	78,984

(1) As of December 31, 2017 and 2016, included within "Other" is $6.5 million due to Keppel (see note 23).

23.	DEBT

(in thousands of $)	2017	2016

Total long-term and short-term debt	2,410,847	1,977,198
Less: current portion of long-term debt and short-term debt	(1,384,933)	(451,454)
Long-term debt	1,025,914	1,525,744

The outstanding debt as of December 31, 2017 is repayable as follows:

Year ending December 31	Golar debt (1)	VIE debt (2)	Total debt
(in thousands of $)
2018	559,225	834,004	1,393,229
2019	118,186	15,650	133,836
2020	180,603	15,650	196,253
2021	19,811	15,650	35,461
2022	399,237	15,650	414,887
2023 and thereafter	69,434	191,800	261,234
Total	1,346,496	1,088,404	2,434,900
Deferred finance charges	(22,004)	(2,049)	(24,053)
Total	1,324,492	1,086,355	2,410,847
(1) Included within current portion of long-term debt and short-term debt, due by December 31, 2018, is $525.0 million relating to the Hilli pre-delivery facility which is expected to mature in May 2018, when we will draw on the post-delivery financing (sale and leaseback arrangement).
(2) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 5).
At December 31, 2017 and 2016, our debt was as follows:

(in thousands of $)	2017	2016	Maturity date
Golar Arctic facility	65,600	72,900	2019
Golar Viking facility	52,083	57,292	2020
2017 Convertible bonds	340,173	—	2022
2012 Convertible bonds	—	218,851	2017
Margin Loan	119,125	—	2020
FLNG Hilli facility	525,000	250,000	2018
Hilli shareholder loans:
- Keppel loan	44,066	44,066	2027
- B&V loan	5,000	5,000	2027
$1.125 billion facility:
- Golar Crystal facility	—	101,280	2019/2026*
- Golar Bear facility	96,975	107,749	2019/2026*
- Golar Frost facility	98,474	109,415	2019/2026*
Subtotal (excluding lessor VIE loans)	1,346,496	966,553
ICBCL VIE loans:
- Golar Glacier facility	161,876	169,526	2018/2024**
- Golar Snow facility	162,566	170,566	2018/2025**
- Golar Kelvin facility	182,540	182,540	**
- Golar Ice facility	134,954	152,056	**
CMBL VIE loan:
- Golar Tundra facility	198,613	205,145	2026**
CCBFL VIE loan:
- Golar Seal facility	143,849	157,120	2026**
COSCO VIE loan:
- Golar Crystal facility	104,006	—	2027**
Total debt (gross)	2,434,900	2,003,506
Deferred finance charges	(24,053)	(26,308)
Total debt	2,410,847	1,977,198

* The commercial loan tranche matures earlier of the two dates, with the remaining balance maturing at the latter date. However, in the event that the commercial tranche is not refinanced within five years, the lenders have the option to demand repayment.
** This represents the total loan facilities drawn down by subsidiaries of ICBC, CMBL, CCBFL and COSCO, which we consider to be VIEs. We determined that we are the primary beneficiary of these VIEs as we are expected to absorb the majority of these VIEs’ losses and residual gains associated with the vessels sold and leased backed from them. Accordingly, these VIEs and their related loan facilities are consolidated in our results. In consolidating these VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE’s application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited financial statements of the lessor VIEs, we make a true-up adjustment for any material differences. See note 5.

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

2017 Convertible bonds

On February 17, 2017, we closed a new $402.5 million senior unsecured five years 2.75% convertible bond. The conversion rate for the bonds will initially equal 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million. On inception, we recognized a liability of $320.3 million and an equity portion of $39.9 million.

Margin Loan Facility

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan Facility. Pursuant to the Margin Loan Facility Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan Facility has a term of three years, an interest rate of LIBOR plus a margin of 3.95% and is secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan Facility contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan Facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility.

As at December 31, 2017, dividends and interest of $30.9 million have been applied against the $150 million principal of the Margin Loan Facility.

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

Hilli pre-delivery facility

Under the pre-delivery credit facility, a subsidiary of CSSCL will lend us up to $700 million or 60% of the initial project budget for the conversion of the Hilli to partly finance the costs of conversion. The credit facility is non-amortizing with the principal payable at the earlier of August 30, 2018 or sale of the converted Hilli to a subsidiary of CSSCL under the sale and leaseback arrangement (described below under “Hilli post-delivery sale and leaseback financing”). The facility bears interest at a fixed rate of 6.25% per annum. As of December 31, 2017, the borrowings outstanding under the pre-delivery facility was $525 million. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend.

Hilli post-delivery sale and leaseback financing

Upon the satisfaction of certain payment milestones under the LTA, along with other conditions precedent contained in the Hilli Facility, we are permitted an aggregate draw down of the lower of up to 80% of the construction cost (capped at $1.2 billion) or market value as assessed on acceptance date, however not more than an aggregate of $960 million. The proceeds of this sale and leaseback financing will be used, in part, to pay off the Hilli pre-delivery financing described above. We will subsequently lease back the vessel on a bareboat charter for a term of 10 years. We have options to repurchase the vessel throughout the charter term, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

Hilli shareholder loans

Keppel loan

In September 2014, our subsidiary, Golar GHK Lessors Limited ("GGHK"), entered into a Sale and Purchase Agreement with KSI Production Pte Ltd (''KSI''), a subsidiary of Keppel, to sell 10% of its ownership in Golar Hilli Corporation ("Hilli Corp") for $21.7 million. In consideration KSI paid the equity value of the shares and acquired a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $21.7 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan are payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance. Since September 2014 through to December 31, 2015, additional cash calls were issued to meet funding requirements relating to the conversion of the Hilli to a FLNG. However, during 2015, due to surplus cash balances it was agreed by the Hilli Corp shareholders to return an amount of surplus cash to both KSI and Golar. The amount to be returned to KSI was $9 million and resulted in a decrease in the Keppel loan by the same(1). Accordingly, as of December 31, 2017 and 2016, the balance outstanding under the Keppel shareholder loan was $44.1 million.

(1) As of December 31, 2017 and 2016, $6.5 million surplus cash remains to be returned to KSI and is captured within “Other current liabilities” (see note 22).

B&V loan

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with Black & Veatch International Company (''B&V''), a subsidiary of Black & Veatch, to sell approximately 1% of its ownership in Hilli Corp for $5.0 million. In consideration B&V paid the equity value of the shares and acquired a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $5.0 million and is shown under "Long-term debt" in our consolidated financial statements. The loan bears interest at 6% per annum. Installment payments of 2.5% of the value of the loan is payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance.

$1.125 billion facility

In July 2013, we entered into a $1.125 billion facility to initially fund eight of our newbuildings. The facility bears interest at LIBOR plus a margin. The facility is divided into three tranches, with the following general terms:

Tranche	Proportion of facility	Term of loan from date of drawdown	Repayment terms
K-Sure	40%	12 years	Six-monthly installments
KEXIM	40%	12 years	Six-monthly installments
Commercial	20%	5 years	Six-monthly installments, unpaid balance to be refinanced after 5 years

The facility bears interest at LIBOR plus a margin of 2.10% for the K-Sure tranche of the facility and 2.75% for both the KEXIM and commercial tranche of the loan.

The K-Sure tranche is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment depending on drawdown dates for each respective vessel. In the event the commercial tranche is not refinanced prior to the end of the five years, both K-Sure and KEXIM have an option to demand repayment of the balances outstanding under their respective tranches.

The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel. As of December 31, 2017, the aggregate balance of the facility was $195.4 million and relates to two of our vessels: the Golar Bear and the Golar Frost. However, we continue to guarantee the debt relating to the Golar Celsius and the Golar Penguin that was assumed by Golar Power in connection with the formation transaction in 2016 (see note 7).

Redemption of 2012 Convertible bonds

The proceeds from our 2017 financings (the Margin Loan Facility and 2017 Convertible bonds), as described above, were used to redeem and settle our obligations under the 2012 Convertible bonds during 2017.

The 2012 Convertible bonds refer to our issuance in March 2012 of convertible bonds, which raised gross proceeds of $250.0 million, in a private placement offering, with a maturity date of March 2017.

Lessor VIE debt

The following loans relate to our lessor VIE entities, including ICBCL, CMBL, CCBFL and COSCO, that we consolidate as variable interest entities (“VIEs”). Although we have no control over the funding arrangements of these entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. Refer to note 5 for additional information.

ICBCL VIE loans

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

Golar Ice facility

In February 2015, the SPV, Hai Jiao 1406 Limited, which owns the Golar Ice, entered into a secured financing agreement for $172.0 million. The loan facility is provided by Skysea Malta Capital Company Limited, a related party of ICBCL. The loan facility is denominated in USD, bears interest at 2.78% and is repayable on demand.

CMBL VIE loan - Golar Tundra facility

In November 2015, the SPV, Sea 24 Leasing Co Ltd, which owns the Golar Tundra, entered into a secured financing agreement. The loan facility is denominated in USD, bears interest at LIBOR plus a margin and was repayable in 2016. In April 2016, Sea 24 Leasing Co Ltd refinanced its debt facilities and entered into long-term debt facilities (the "Tundra Lessor VIE Debt facilities"). The Tundra Lessor VIE Debt facilities bear interest at LIBOR plus a margin and are repayable as balloon payments on maturity.

A pre-condition of the Golar Tundra lease financing with CMBL is for the FSRU to be employed under an effective charter. The recent termination of the WAGL charter by us means that we now have to find a replacement charter by June 30, 2018 or we could be required to refinance the FSRU. As a result, we have classified the Golar Tundra facility as short-term debt as of December 31, 2017.

CCBFL VIE loan - Golar Seal facility

In March 2016, the SPV, Compass Shipping 1 Corporation Limited, which owns the Golar Seal, entered into a long-term loan facility for $162.4 million. The loan facility is denominated in USD, is a 10 year loan, bears interest at 3.5% and is repayable in quarterly installments with a balloon payment on maturity.

Similarly to the Golar Tundra above, a pre-condition of the Golar Seal lease financing with CCBFL is for the LNG carrier to be employed under an effective charter by December 31, 2018 or we could be required to refinance the LNG carrier. As a result, we have classified the Golar Seal facility as short-term debt as of December 31, 2017.

COSCO VIE loan - Golar Crystal facility

In March 2017, the SPV, Oriental Fleet LNG 01 Limited, which owns the Golar Crystal, obtained an internal loan from its parent company, COSCO Shipping, to fund the purchase of the Golar Crystal. The internal loan bears no interest and is repayable on demand.

Debt restrictions

Certain of our debts are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and equity ratio covenants and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, as of December 31, 2017 there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

In addition to mortgage security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

As of December 31, 2017, we were in compliance with all our covenants under our various loan agreements.

24.	OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2017	2016
FLNG deferred revenue (1)	72,138	—
Pension obligations (see note 25)	37,537	37,873
Guarantees issued to Golar Partners (see note 29)	11,429	11,429
Other (2)	11,444	2,912
	132,548	52,214

(1) This represents the corresponding liability upon recognition of the LTA derivative asset. This deferred gain will be amortized to earnings in line with revenue recognized over the term of the LTA host contract, commencing on the customer's acceptance of the Hilli. The initial amount recognized of $79.6 million, of which $72.1 million is non-current. The current portion of FLNG deferred revenue is included in "Other current liabilities" (see note 22).

(2) Included in Other is asset retirement obligation of $9.8 million. The corresponding asset of $9.8 million is recorded within asset under development (see note 16).

25.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2017, 2016 and 2015 was $1.7 million, $1.3 million and $0.2 million, respectively.

The total contributions to our defined contribution scheme were as follows:

(in thousands of $)	2017	2016	2015
Employers' contributions	1,656	1,324	1,035

Defined benefit schemes
We have two defined benefit pension plans both of which are closed to new entrants but still cover certain of our employees. Benefits are based on the employee's years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. Our plans are funded by us in conformity with the funding requirements of the applicable government regulations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2017	2016	2015
Service cost	313	302	379
Interest cost	1,901	2,051	2,042
Expected return on plan assets	(843)	(806)	(946)
Recognized actuarial loss	1,182	1,060	1,195
Net periodic benefit cost	2,553	2,607	2,670

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2017 is $1.4 million (2016: $1.2 million).

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2017	2016
Reconciliation of benefit obligation:
Benefit obligation at January 1	50,376	49,473
Service cost	313	302
Interest cost	1,901	2,051
Actuarial loss	873	3,547
Foreign currency exchange rate changes	1,008	(1,887)
Benefit payments	(3,300)	(3,110)
Benefit obligation at December 31	51,171	50,376

The accumulated benefit obligation at December 31, 2017 and 2016 was $50.2 million and $49.1 million, respectively.

(in thousands of $)	2017	2016
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	12,503	13,194
Actual return on plan assets	1,039	1,994
Employer contributions	2,316	2,342
Foreign currency exchange rate changes	1,076	(1,917)
Benefit payments	(3,300)	(3,110)
Fair value of plan assets at December 31	13,634	12,503

(in thousands of $)	2017	2016
Projected benefit obligation	(51,171)	(50,376)
Fair value of plan assets	13,634	12,503
Unfunded status (1)	(37,537)	(37,873)

Employer contributions and benefits paid under the pension plans include $2.3 million (2016: $2.3 million) paid from employer assets for the year ended December 31, 2017.

(1) Our plans compose of two plans. The details of these plans are as follows:

	December 31, 2017			December 31, 2016
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(11,654)	(39,517)	(51,171)	(10,461)	(39,915)	(50,376)
Fair value of plan assets	12,968	666	13,634	10,651	1,852	12,503
Funded (unfunded) status at end of year	1,314	(38,851)	(37,537)	190	(38,063)	(37,873)

The fair value of our plan assets, by category, as of December 31, 2017 and 2016 were as follows:

(in thousands of $)	2017	2016
Equity securities	9,921	8,936
Debt securities	3,047	2,860
Cash	666	707
	13,634	12,503

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2017	2016
Net actuarial loss (see note 27)	12,799	12,956

The actuarial loss recognized in other comprehensive income is net of tax of $0.3 million, $0.0 million, and $0.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

The asset allocation for our Marine scheme at December 31, 2017 and 2016, by asset category are as follows:

Marine scheme	2017 (%)	2016 (%)
Equity	—	30-65
Bonds	—	10-50
Cash	100	20-40
Total	100	100

The asset allocation for our UK scheme at December 31, 2017 and 2016, by asset category are as follows:

UK scheme	2017 (%)	2016 (%)
Equity	76.5	75.2
Bonds	23.5	24.8
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2018, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	541	3,000

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2018	460	3,000
2019	325	3,000
2020	350	3,000
2021	570	3,000
2022	365	3,000
2023 - 2027	2,460	12,500

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2017	2016
Discount rate	3.40%	3.87%
Rate of compensation increase	2.32%	2.38%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2017	2016
Discount rate	3.87%	4.34%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.38%	2.07%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2017 and 2016 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2017 and 2016. For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

26.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2017 and 2016, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2017	2016
150,000,000 (2016: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2017	2016
101,118,289 (2016: 101,080,673) outstanding issued common shares of $1.00 each	101,119	101,081

We issued 38,000 and 132,000 common shares upon the exercise of stock options for the years ended December 31, 2017 and 2016, respectively.

Public equity offerings

We closed a registered public offering of 7,475,000 of our common shares, par value $1.00 per share, in November 2016. We raised net proceeds of approximately $170.0 million.

Treasury shares

In November 2014, our board of directors approved a new share repurchase program under which we may repurchase up to 5% of Golar's outstanding stock over a two year period, which is now closed. As at December 31, 2017 and 2016, we had repurchased 0.5 million shares for a consideration of $20.5 million and was party to a Total Return Swap, or TRS, indexed to 3.0 million of Golar's shares at an average price of $43.30. There is at present no obligation for us to purchase any shares from the counterparty.

Share options

In February 2002, our board of directors approved the Golar LNG Limited Share Option Scheme ("Golar Scheme"). The Golar Scheme permits the board of directors, at its discretion, to grant options and to acquire shares in the Company to employees and directors of the Company or its subsidiaries. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five year terms and vest equally over a period of three to four years. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares or treasury shares in the Company may be used to satisfy exercised options.

The Golar LNG Limited Long Term Incentive Plan ("LTIP") was adopted by our board of directors, effective as of October 24, 2017. The maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the Company’s LTIP shall not exceed 3,000,000 common shares, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. The LTIP allows for grants of (i) share options, (ii) share appreciation rights, (iii) restricted share awards (iv) share awards, (v) other share-based awards, (vi) cash awards, (vii) dividend equivalent rights, (viii) substitute awards and (ix) performance-based awards, or any combination of the foregoing as determined by the board of directors or nominated committee in its sole discretion. Either authorized unissued shares or treasury shares (if there are any) in the Company may be used to satisfy exercised options.

During 2017 and 2016, the Company granted to directors and employees 0.4 million and 1.9 million share options, respectively.

In 2017, the Company extended the life of 95,138 share options to September 30, 2018. The options were originally awarded from 2009 to 2011. Incremental compensation cost of $0.6 million was recognized in the year ended December 31, 2017, representing the excess of the fair value of the options at modification date over the original fair value at grant date.

As at December 31, 2017, 2016 and 2015, the number of options outstanding in respect of Golar shares was 4.0 million, 3.8 million and 2.2 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as at grant date are noted in the table below:

	2017	2016	2015
Risk free interest rate	1.8%	1.8%	1.8%
Expected volatility of common stock	54.5%	55.0%	53.1%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term of options (in years)	3.8 years	5.0 years	5.0 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock.

Where the criteria for using the simplified method are met, we have used this method to estimate the expected term of options based on the vesting period of the award that represents the period of time options granted are expected to be outstanding. Under the simplified method, the mid-point between the vesting date and the maximum contractual expiration date is used as the expected term. Where the criteria for using the simplified method are not met, we used the contractual term of the options of five years.

The dividend yield has been estimated at 0.0% as the exercise price of the options are reduced by the value of dividends, declared and paid on a per share basis.

A summary of option activity as at December 31, 2017 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2016	3,835	$39.81	3.9
Exercised during the year	(20)	$2.98
Forfeited during the year	(238)	$40.58
Granted during the year	440	$22.98
Options outstanding at December 31, 2017	4,017	$37.92	3.0

Options exercisable at:
December 31, 2017	1,139	$37.92	2.53
December 31, 2016	108	$2.84	0.83
December 31, 2015	190	$3.97	0.87

The exercise price of all options is reduced by the amount of dividends declared and paid; the above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

The intrinsic value of share options exercised in the years ended December 31, 2017, 2016 and 2015 was $0.3 million, $1.3 million and $0.4 million, respectively.

As at December 31, 2017 and 2016, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

The total fair value of share options which fully vested in the years ended December 31, 2017, 2016 and 2015 was $13.6 million, $0.1 million and $0.1 million, respectively.

Compensation cost of $8.8 million, $5.8 million and $3.7 million has been recognized in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, share options cost of $1.8 million, $0.8 million and $0.6 million have been capitalized as part of the cost of the conversion of the Hilli for the years ended December 31, 2017, 2016 and 2015, respectively, representing share options awarded to employees directly involved in the conversion.

As of December 31, 2017, the total unrecognized compensation cost amounting to $20.0 million relating to options outstanding is expected to be recognized over a weighted average period of 1.6 years.

27.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss

As at December 31, 2017, 2016 and 2015, our accumulated other comprehensive loss balances consisted of the following components:

(in thousands of $)	2017	2016	2015
Net gain on qualifying cash flow hedging instruments, including share of affiliate	5,030	3,414	(192)
Losses associated with pensions	(12,799)	(12,956)	(12,400)
Accumulated other comprehensive loss	(7,769)	(9,542)	(12,592)

The components of accumulated other comprehensive loss consisted of the following:

	Pension and post retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates comprehensive income (loss)	Total accumulated comprehensive (loss) income
Balance at December 31, 2014	(15,251)	4,042	4,630	(6,579)
Other comprehensive income (loss) before reclassification	2,851	—	(4,822)	(1,971)
Amount reclassified from accumulated other comprehensive income	—	382	—	382
Net current-period other comprehensive income (loss)	2,851	382	(4,822)	(1,589)
Transfer of additional paid in capital	—	(4,424)	—	(4,424)
Balance at December 31, 2015	(12,400)	—	(192)	(12,592)
Other comprehensive (loss) income	(556)	—	3,606	3,050
Balance at December 31, 2016	(12,956)	—	3,414	(9,542)
Other comprehensive income	157	—	1,616	1,773
Balance at December 31, 2017	(12,799)	—	5,030	(7,769)

See note 28 for the details relating to the amounts reclassified from accumulated other comprehensive loss for the years ended December 31, 2017, 2016 and 2015.

28.	FINANCIAL INSTRUMENTS

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

As of December 31, 2017 and 2016, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps*:
Receiving floating, pay fixed	2017	1,250,000	2018/ 2021	1.13% to 1.94%
Receiving floating, pay fixed	2016	1,250,000	2018/ 2021	1.13% to 1.94%
* This excludes any interest rate swap agreements designated and qualifying cash flow hedges in our equity method investments.

The effect of cash flow hedging relationships relating to swap agreements on the consolidated statements of operations was as follows:

(in thousands of $)	Effective portion gain reclassified from Accumulated Other Comprehensive Loss			Ineffective Portion
Derivatives designated as hedging instruments	2017	2016	2015	2017	2016	2015
Interest rate swaps Other financial items, net	—	—	382	—	—	—

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Commodity price risk

Liquefaction services revenue in respect of the Hilli will be recognized after customer acceptance of the vessel. A derivative asset, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term, was recognized in December 2017 on commencement of commissioning. Golar bears no downside risk should the Brent Crude price move below $60.00.

Equity price risk

Our Board of the Directors have approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2017, the counterparty to the equity swap transactions had acquired 3.0 million shares in the Company at an average price of $43.30. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $19.75. The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2017 is a gain of $16.6 million. There is at present no obligation for us to purchase any shares from the counterparty.

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

The carrying value and fair value of our financial instruments, excluding short-term receivables and payables, at December 31, 2017 and 2016 are as follows:

	Fair value	2017	2017	2016	2016
(in thousands of $)	Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-Derivatives:
Cash and cash equivalents	Level 1	214,862	214,862	224,190	224,190
Restricted cash and short-term deposits	Level 1	397,815	397,815	416,028	416,028
Cost method investments (1)	Level 3	7,347	7,347	7,347	7,347
Current portion of long-term debt and short-term debt (2)(3)	Level 2	1,393,229	1,393,229	484,705	484,705
Long-term debt – convertible bond (3)	Level 2	340,173	430,361	218,851	219,428
Long-term debt (3)	Level 2	701,498	701,498	1,124,105	1,124,105
Derivatives:
FLNG derivative (4)	Level 2	94,700	94,700	—	—
Interest rate swaps asset (4) (5)	Level 2	10,166	10,166	5,022	5,022
Interest rate swaps liability (4)(5)	Level 2	—	—	1,470	1,470
Foreign exchange swaps asset (4)(5)	Level 2	51	51	—	—
Foreign exchange swaps liability (4)(5)	Level 2	223	223	993	993
Total return equity swap liability (4)(6)	Level 2	40,141	40,141	56,763	56,763
Earn-Out Units asset (4)(7)	Level 2	7,400	7,400	15,000	15,000

(1)
The carrying value of our cost method investments refers to our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O). As we have no established method of determining the fair value of this investment, we have not estimated its fair value as of December 31, 2017, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.

(2)	The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.

(3)
Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $24.1 million and $26.3 million at December 31, 2017 and December 31, 2016, respectively.

(4)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within non-current assets on the balance sheet.

(5)
The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

(6)	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

(7)	The Earn-Out Units were issued to Golar in connection with the IDR Reset transaction between Golar and Golar Partners in October 2016. Refer to note 14 for further detail.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•
The carrying values of trade accounts receivable, trade accounts payable, accrued liabilities and working capital facilities approximate fair values because of the near term maturity of these instruments.

•	The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

•	The carrying value for restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

•	The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

•
The estimated fair values for both the floating long-term debt and short-term debt to a related party are considered to be equal to the carrying values since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

•
The fair value measurement of a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

•
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

•
The fair value of the FLNG derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the FLNG derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.

•
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

•
Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy (see note 25).

The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2017 and 2016:

	Balance sheet classification	2017	2016
(in thousands of $)
Asset Derivatives
FLNG derivative	Other non-current assets	94,700	—
Earn-Out Units asset	Other non-current assets	7,400	15,000
Interest rate swaps	Other non-current assets	10,166	5,022
Foreign exchange swaps	Other non-current assets	51	—
Total asset derivatives		112,317	20,022
Liability Derivatives
Interest rate swaps	Other current liabilities	—	1,470
Foreign exchange swaps	Other current liabilities	223	993
Total return equity swap	Other current liabilities	40,141	56,763
Total liability derivatives		40,364	59,226

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2017 and 2016 would be adjusted as detailed in the following table:

	2017			2016
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	10,166	—	10,166	5,022	(1,351)	3,671
Total liability derivatives	—	—	—	1,470	(1,351)	119

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2017 cash collateral amounting to $58.4 million has been provided (see note 18).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank of Finland PLC, DNB Bank ASA, Citibank, Standard Chartered and Danske Bank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CMBL, CCBFL and COSCO in regards to our sale and leaseback arrangements (see note 5). We believe these counterparties to be sound financial institutions. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2017, our ownership interest was 31.8% and the aggregate carrying value of the investments recorded in our balance sheet as of December 31, 2017 was $467.1 million, being the total of our ownership interest (common and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2017 had a fleet of ten vessels managed by us, under contract, with seven of these vessels operating under medium to long-term charters with a concentrated number of charterers: Petrobras, Dubai Supply Authority, PT Nusantara

Regas, The Government of Hashemite Kingdom of Jordan and Kuwait National Petroleum Company. Furthermore, in the event the decline in the fair value of these investments falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

We also have a substantial equity investment in our joint venture, Golar Power. As of December 31, 2017, our ownership interest was 50% and the aggregate carrying value of the investment recorded in our balance sheet as of December 31, 2017 was $228.7 million. Accordingly, the value of our investment and the income generated from Golar Power is subject to specific risks associated with its business. Golar Power offers integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Furthermore, in the event the decline in the fair value of this investment falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

A further concentration of supplier risk exists in relation to our vessels undergoing or pending FLNG conversion with Keppel and Black & Veatch. However, we believe this risk is remote as Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.

29.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2017	2016	2015
Management and administrative services revenue (i)	7,762	4,251	2,949
Ship management fees revenue (ii)	5,903	6,466	7,577
Charter-hire expenses (iii)	(17,423)	(28,368)	(41,555)
Gain on disposals to Golar Partners (iv)	—	—	102,406
Interest income on vendor financing loan (iv)	—	—	4,217
Interest expense on short-term credit facility (v)	—	(122)	(203)
Share options expense recharge (vii)	228	181	297
Interest expense on deposits payable (viii)	(4,622)	(1,967)	—
Total	(8,152)	(19,559)	75,688

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2017 and 2016 consisted of the following:

(in thousands of $)	2017	2016
Trading balances owing to Golar Partners and subsidiaries (v)	(4,144)	(21,792)
Methane Princess lease security deposit movements (vi)	(3,464)	(2,006)
Deposit payable (viii)	(177,247)	(107,247)
Total	(184,855)	(131,045)

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

(iii) Charter-hire expenses - This consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand in 2015, 2016 and 2017, and for the comparative period in 2015 this also includes the Golar Eskimo.

In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $17.4 million, $28.4 million and $28.7 million for the year ended December 31, 2017, 2016 and 2015, respectively, in relation to the Golar Grand. On November 1, 2017, the Golar Grand guarantee concluded.

The above disclosure excludes the net effect of the non-cash credit of $5.1 million, $6.1 million and $3.9 million for the year ended December 31, 2017, 2016 and 2015, respectively. This relates to the Golar Grand guarantee obligation, which includes recognition of a loss on remeasurement in 2017 and 2015, less amortization of the guarantee obligation.

In connection with the sale of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to charter back the vessel until June 30, 2015. Accordingly, we recognized charterhire costs of $12.9 million for the year ended December 31, 2015.

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

(iv) Gain on disposals - This refers to the gains arising on the disposals of the Golar Eskimo to Golar Partners. This disposal is further described in note 6.

In January 2015, we completed the disposal of our interests in the companies that own and operate the FSRU, the Golar Eskimo, which resulted in a gain on disposal of $102.4 million. To part fund the purchase, we provided Golar Partners with a $220.0 million loan facility which was non-amortizing with a balloon payment due in December 2016 and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan facility also contained an early repayment incentive fee of up to 1.0% of the loan amount which was called by Golar Partners following early repayment of the loan in November 2015. Resulting in an incentive fee of $1.1 million.

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

The decrease in trading balances to $4.1 million as of December 31, 2017 from $21.8 million as of December 31, 2016 is mainly attributable to the reduction of charter-hire payables as a result of the expiration of the Golar Grand arrangement in November 2017, discussed in (iii) above, and various settlements made to Golar Partners during the year.

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

(vii) Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners directors, officers and employees.

(viii) Interest expense on deposits payable

Expense under Tundra Letter Agreement - In May 2016, we completed the Golar Tundra Sale and received a total cash consideration of $107.2 million. We agreed to pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date the Golar Tundra Sale was closed, until the date that the vessel would commence operations under the Golar Tundra Time Charter. In return, Golar Partners agreed to remit to us any hire income received with respect to the Golar Tundra during that period. It was further agreed that, if for any reason the Golar Tundra Time Charter had not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners had the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price. Accordingly, by virtue of the put option, we continued to consolidate the Golar Tundra for the periods whilst the put option remained in place, thus we have accounted for $2.2 million and $2.0 million as interest expense for the year ended December 31, 2017 and 2016, respectively.

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") in return we will be required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the earlier of (a) the date of the closing of the Hilli Disposal (see below) and (b) March 31, 2018. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash receipt on the Put Sale Closing Date in return we have provided Golar Partners with an option (which Golar Partners have exercised) to purchase an interest in Hilli Corp. We have accounted for $1.1 million as interest expense for the year ended December 31, 2017, in relation to the Deferred Purchase Price.

Deposit received from Golar Partners - On August 15, 2017, we entered into a purchase and sale agreement (the "Hilli Sale Agreement") with Golar Partners for the disposal (the "Hilli Disposal") from Golar and affiliates of Keppel and Black & Veatch of common units (the "Disposal Interests") in Golar Hilli LLC. On the closing date of the Hilli Disposal, Golar Hilli LLC will indirectly (via its wholly-owned subsidiary) be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to the Customer under an eight-year LTA. The sale price for the Disposal Interests is $658 million less net lease obligations under the financing facility for the Hilli (the "Hilli Facility"), which are expected to be between $468 and $480 million. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We have accounted for $1.3 million and $nil as interest expense for the year ended December 31, 2017 and 2016, respectively, in relation to the $70 million deposit from Golar Partners.

The closing of the Hilli Disposal is subject to the satisfaction of certain closing conditions which include, among others, the commencement of commercial operations under the LTA and the related Pre-Closing Contributions.

Other transactions:

Golar Partners distributions to us - Golar Partners has declared and paid quarterly distributions totaling $52.3 million, $54.7 million, and $52.1 million to us for each of the years ended December 31, 2017, 2016 and 2015, respectively.

Exchange of Incentive Distribution Rights - Pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”) by and between Golar and Golar Partners we exchanged all of our incentive distribution rights in the Partnership (“Old IDRs”) in October 2016. Under the terms of an Exchange Agreement, the first target distribution was met in November 2017, accordingly, Golar Partners issued 50% of the Earn-Out Units (374,295 common units and 7,639 general partner units) under the Exchange Agreement (see note 14).

Conversion of subordinated units - In June 2016, the subordination period expired and all the subordinated units in Golar Partners were converted into common units.

Indemnifications and guarantees:

a) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the UK Tax Authorities with regard to the initial tax basis of the transactions relating to any of the UK tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners.

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination. As of December 31, 2017, we recognized a liability of $11.5 million (2016: $11.5 million) in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation in December 2012.

b) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Golar Freeze, the Methane Princess and the Golar Winter. The maximum potential exposure in respect of the performance guarantees issued by the Company is not known as these matters cannot be absolutely determined. The likelihood of triggering the performance guarantees is remote based on the past performance of both our and Golar Partners' combined fleets.

c) Disposal of Golar Eskimo, Golar Igloo and Golar Maria: Under the Purchase, Sale and Contribution Agreements entered into between Golar Partners and us on December 15, 2014, December 5, 2013 and January 30, 2013 in relation to the Golar Eskimo, the Golar Igloo and the Golar Maria, respectively, Golar has agreed to indemnify Golar Partners against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to Golar Partners to the extent arising prior to the time they were sold and to the extent that Golar Partners notify us within five years of the date of the agreements.

d) Golar Tundra financing related guarantees: In November 2015, we sold the Golar Tundra to a subsidiary of CMBL (see note 5) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, we are a party to a guarantee in favor of Tundra SPV, pursuant to which, in the event that Tundra Corp (our subsidiary) is in default of its obligations under the Tundra Lease, we, as the primary guarantor, will settle any liabilities due within five business days. In addition, Golar Partners has also provided a further guarantee, pursuant to which, in the event we are unable to satisfy our obligations as the primary guarantor, Tundra SPV may recover this from Golar Partners, as the deficiency guarantor. Under a separate side agreement, we have agreed to indemnify Golar Partners for any costs incurred in its capacity as the deficiency guarantor.

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

b) Transactions with Golar Power and affiliates:

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with investment vehicles affiliated with the private equity firm Stonepeak. The purpose of Golar Power is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. The transaction closed on July 6, 2016 with the receipt of net proceeds of $113 million from the disposal of 50% of our holding in the ordinary share capital of Golar Power to Stonepeak. Accordingly, effective from this date, we deconsolidated the results and net assets relating to the two vessels; the Golar Penguin and the Golar Celsius, the newbuild Golar Nanook and LNG Power Limited, which holds the rights to participate in the Sergipe Project. On the same date, we commenced equity accounting for our residual interest in Golar Power and we recorded an investment in Golar Power of $116 million, which represents the fair value of our remaining 50% holding in Golar Power's ordinary share capital.

Net revenues: The transactions with Golar Power and its affiliates for the twelve months ended December 31, 2017 and 2016 consisted of the following:

(in thousands of $)	2017	2016
Management and administrative services revenue	5,711	1,965
Ship management fees income	824	335
Debt guarantee compensation (i)	775	488
Share options expense recharge (ii)	135	—
Total	7,445	2,788

Payables: The balances with Golar Power and its affiliates as of December 31, 2017 and 2016 consisted of the following:

(in thousands of $)	2017	2016
Trading balances due to Golar Power and affiliates (iii)	(935)	(4,442)
Total	(935)	(4,442)

(i) Debt guarantee compensation - In connection with the closing of the Golar Power and Stonepeak transaction, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading "Guarantees and other") relating to Golar Power and subsidiaries. This compensation amounted to an aggregate of $0.8 million and $0.5 million income for the year ended December 31, 2017 and 2016, respectively.

(ii) Share options expense - This relates to a recharge of share option expense to Golar Power in relation to share options in Golar granted to certain of Golar Power's directors, officers and employees.

(iii) Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Guarantees and other:

a) Debt guarantees - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of December 31, 2017, the Company guaranteed $182.3 million of Golar Power's gross long-term debt obligations. The debt facilities are secured against specific vessels. As described in (i) above we receive compensation from Golar Power in relation to the provision of the guarantees.

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

c) Transactions with OneLNG and subsidiaries:

On July 25, 2016 Golar and Schlumberger entered into a joint venture and shareholders' agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. Both Golar and Schlumberger have agreed pursuant to the OneLNG joint venture and Shareholders’ Agreement that any new FLNG business development will be initiated by OneLNG. If the Board of Directors of OneLNG chooses not to proceed with an identified project, Golar or Schlumberger will be free to pursue the project independently. By virtue of substantive participation rights held by Schlumberger we account for our investment in OneLNG under the equity method of accounting.

Net revenues: The transactions with OneLNG and its subsidiaries for the year ended December 31, 2017 and 2016 consisted of the following:

(in thousands of $)	2017	2016
Management and administrative services revenue	6,463	586

Receivables: The balances with OneLNG and its subsidiaries as of December 31, 2017 and 2016 consisted of the following:

(in thousands of $)	2017	2016
Trading balances due from OneLNG (i)	7,898	719

(i) Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from OneLNG are unsecured, interest-free and intended to be settled in the ordinary course of business.

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

d) Transaction with other related parties:

Net revenues (expenses): The transactions with other related parties for the years ended December 31, 2017, 2016 and 2015 consisted of the following:

(in thousands of $)	2017	2016	2015
Golar Wilhelmsen (i)	—	—	(2,246)
The Cool Pool (ii)	59,837	32,254	1,992
Magni Partners (iii)	(260)	(4,282)	—
Total	59,577	27,972	(254)

Receivables (Payables): The balances with other related parties as of December 31, 2017 and 2016 consisted of the following:

(in thousands of $)	2017	2016
The Cool Pool (ii)	14,004	3,490
Magni Partners (iii)	6	(137)
Total	14,010	3,353

(i) As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held a 100% ownership interest in Golar Wilhelmsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method. Golar Wilhelmsen recharges management fees in relation to provision of technical and ship management services. Accordingly, from September 4, 2015, these management fees are eliminated on consolidation.

(ii) The Cool Pool - For the year ended December 31, 2017 we recognized net income of $59.8 million from our participation in the Cool Pool. Trade accounts receivable includes amounts due from the Cool Pool, amounting to $14.0 million as of December 31, 2017 (December 31, 2016: $3.5 million).

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operations) generated from our participation in the Cool Pool:

(in thousands of $)	2017	2016
Time and voyage charter revenues	77,975	37,345
Time charter revenues - collaborative arrangement	28,327	13,730
Voyage, charter-hire expenses and commission expenses	(7,683)	(7,681)
Voyage, charter-hire and commission expenses - collaborative arrangement	(38,781)	(11,140)
Net income from the Cool Pool	59,838	32,254

(iii) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited, a privately held UK company, and is the ultimate beneficial owner of the company. Pursuant to a management agreement between Magni Partners Limited and a Golar subsidiary, for the year ended December 31, 2017 Golar was recharged $0.3 million for services provided on behalf of our affiliates. In December 31, 2016, Golar was recharged $3.9 million (this includes $3.0 million in relation to the transaction with Golar Power, which has been recorded as part of the loss on disposal of Golar Power in the income statement) for advisory services from a partner and director of Magni Partners Limited, other than Mr Trøim. In addition, Golar was recharged $0.1 million for travel relating to certain board members and $0.3 million for other travel and out of pocket expenses. All charges have been recharged to Golar at cost.

30.	CAPITAL COMMITMENTS

FLNG conversions

We entered into agreements for the conversion of the Hilli, the Gimi and the Gandria into FLNGs in May 2014, December 2014, and July 2015, respectively, with Keppel and Black & Veatch. As at December 31, 2017, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)
Payable within 12 months to December 31, 2018	146,782

As we have not lodged our final notice to proceed on the Gimi and the Gandria conversion contracts, we have excluded the Gimi and the Gandria capital commitments in the above table. If we decide to lodge our final notices to proceed, the total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay a minimum of $20.0 million in termination fees.

31.	OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2017	2016
Book value of vessels secured against long-term loans (1)	2,032,747	2,106,062

(1) This excludes the Hilli which, as of December 31, 2017 and 2016, was classified as an "asset under development" (see note 16). The Hilli is secured against the FLNG Hilli facility (see note 23).

As at December 31, 2017 and 2016, 20,852,291 Golar Partners common units were pledged as security for the obligations under the Margin Loan Facility (see note 23).

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

Of these six leases, we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2017, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £112 million British Pounds. We are currently in conversation with HMRC on this matter, presenting the factual background of our position.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2017, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase, with FID currently expected to be taken in the first half of 2018. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €0.5 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

32.	SUBSEQUENT EVENTS

On February 28, 2018, we declared a dividend of $0.05 per share in respect of the quarter ended December 31, 2017 and paid this in April 2018. In addition, Golar Partners made a final cash distribution of $0.58 per unit in February 2017 in respect of the quarter ended December 31, 2017, of which we received $13.1 million of dividend income in relation to our common and general partner units held at the record date.

During 2018 (up until filing date), we drew down an additional $115.0 million under the FLNG Hilli facility. To date we have drawn down $640.0 million under this facility.

On March 19, 2018, Brian Tienzo stepped down as CFO of Golar and took up the position of CEO and CFO of Golar Partners. He will retain certain responsibilities for group financing activities. On the same date, Graham Robjohns stepped down as CEO of Golar Partners and took up the role of CFO and Deputy CEO of Golar.

In March 2018, we extended the Golar Arctic charter with an energy and logistics company to the earlier of (i) January 15, 2019 or (ii) the delivery of a replacement FSRU from Golar Partners to the charterer.