Form 20-F
period 2018-12-31
GOLAR LNG LTD
filed 2019-03-29
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Michael Ashford, (1) 441 295 4705 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
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

101,302,404 Common Shares, par $1.00, per share

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	X	Accelerated filer	Non-accelerated filer	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue Ahmeyim project;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•	Golar Power Limited's ("Golar Power") ability to successfully complete and start up the Sergipe power station project and related FSRU contract;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	our ability to close potential future sales of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•
changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures, including changes related to potential divestitures, spin-offs or new partnerships;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of our investments and acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP ("Golar Partners") or Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or Avenir LNG Limited ("Avenir") and the sustainability of any distributions they may pay to us;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance; and

•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission.

Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the "Company," "Golar," "Golar LNG," "we," "us," and "our" all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References in this Annual Report to "Golar Partners" or the "Partnership" refer, depending on the context, to our affiliate Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its subsidiaries. References to "Golar Power" refer to our affiliate Golar Power Limited and to any one or more of its subsidiaries. References to "OneLNG" refer to our joint venture OneLNG S.A. and to any one or more of its subsidiaries. References to "Avenir" refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statements of income (loss) data for each of the years in the three-year period ended December 31, 2018 and the balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of income (loss) data with respect to the years ended December 31, 2015 and 2014 and the selected balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included herein.

	Years Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. $, except number of shares, per common share data, fleet data and other financial data)
Statements of Income Data:
Total operating revenues	430,604	143,537	80,257	102,674	106,155
Vessel operating expenses	96,860	55,946	53,163	56,347	49,570
Voyage, charterhire and commission expenses (including collaborative arrangement)	105,826	61,292	47,563	69,042	27,340
Total operating expenses	369,607	244,094	221,364	234,604	146,488
Operating income (loss)	114,486	(85,457)	(141,091)	(36,380)	(2,116)
Net financial expense	(123,797)	(32,788)	(59,541)	(174,619)	(87,852)
Equity in net (losses) earnings of affiliates	(157,636)	(25,448)	47,878	55,985	42,220
Net loss attributable to the stockholders of Golar LNG Limited	(231,428)	(179,703)	(186,531)	(171,146)	(48,017)
Loss per common share
- basic (1)	(2.30)	(1.79)	(1.99)	(1.83)	(0.55)
- diluted (1)	(2.30)	(1.79)	(1.99)	(1.83)	(0.55)
Cash dividends declared and paid per common share	0.28	0.20	0.60	1.35	1.80

Balance Sheet Data (as of end of year):
Cash and cash equivalents	217,835	214,862	224,190	105,235	191,410
Restricted cash and short-term deposits (2)	332,033	222,265	183,693	231,821	74,162
Non-current restricted cash (2)	154,393	175,550	232,335	180,361	425
Investments in affiliates	571,782	703,225	648,780	541,565	746,263
Asset under development	20,000	1,177,489	731,993	501,022	345,205
Vessels and equipment, net	3,271,379	2,077,059	2,153,831	2,598,771	1,648,888
Total assets	4,806,595	4,764,287	4,256,911	4,269,198	3,899,742
Current portion of long-term debt and short-term debt	730,257	1,384,933	451,454	693,123	112,853
Long-term debt	1,835,102	1,025,914	1,525,744	1,342,084	1,241,133
Total equity	1,825,791	1,796,304	1,909,826	1,916,179	2,237,422
Common shares outstanding (1) (in thousands)	101,303	101,119	101,081	93,547	93,415
Cash Flow Data:
Net cash provided by (used in) operating activities	116,674	(35,089)	(115,387)	(92,458)	4,922
Net cash (used in) provided by investing activities	(202,492)	(419,895)	3,852	(202,893)	(1,361,275)
Net cash provided by financing activities	177,402	427,443	234,336	546,770	1,470,460
Fleet Data:
Number of vessels at end of year	14	14	14	17	13
Total operating days for fleet (3)	4,202	3,885	4,034	4,481	2,059
Other Financial Data:
Average daily time charter equivalent earnings, or TCE (4) (to the closest $100)	$43,700	$17,500	$10,100	$14,900	$33,100
Average daily vessel operating costs (5)	$18,955	$11,374	$10,359	$11,783	$23,240
Footnotes

(1) Basic loss per share is calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding. Treasury shares are not included in this calculation. The calculation of diluted loss per share assumes the conversion of potentially dilutive instruments.

(2) Restricted cash consists of bank deposits, which may only be used to settle certain pre-arranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap facilities, letter of credit facilities in connection with our tolling agreement, and bid or performance bonds for projects we may enter. Short-term deposits represents highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

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

(4) Non-U.S. GAAP Financial Measure: The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations segment. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding liquefaction services revenue and vessel and other management fees), less any voyage and commission expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Years Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Total operating revenues	430,604	143,537	80,257	102,674	106,155
Less: Liquefaction services revenue	(127,625)	—	—	—	—
Less: Vessel and other management fees	(24,209)	(26,576)	(14,225)	(12,547)	(10,756)
Net time and voyage charter revenues	278,770	116,961	66,032	90,127	95,399
Voyage and commission expenses (i)	(104,463)	(48,933)	(25,291)	(23,434)	(27,340)
	174,307	68,028	40,741	66,693	68,059
Calendar days less scheduled off-hire days (ii)	3,987	3,885	4,034	4,481	2,059
Average daily TCE rate (to the closest $100)	43,700	17,500	10,100	14,900	33,100
(i) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less (i) charterhire expenses (net of the effect of the related guarantee obligation) of $nil, $12.4 million and $22.3 million for the years ended December 31, 2018, 2017 and 2016, respectively, which arose on the charter-back of the Golar Grand from Golar Partners, and (ii) voyage and commission expenses in relation to the Hilli Episeyo of $1.4 million, $nil and $nil for the years ended December 31, 2018, 2017 and 2016, respectively.

(ii) This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.

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

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The following risks relate principally to our business or to the industry in which we operate. Other risks relate principally to the securities market and ownership of our common shares. Any of these risks, or any additional risks not presently known to us or risks that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our common shares. We have categorized the risks we face based on whether they arise from our business activities or from the industry in which we operate and listed these based on management’s assessment of priority. Where relevant, we have grouped together related risks.

Risks arising from our Business Activities

Risks Related to Future FLNG projects

•	We cannot guarantee that our agreement with BP will progress favorably.

In February 2019, we entered into a 20-year Lease and Operate Agreement with BP Mauritania Investments Ltd (“BP”) for the charter of the FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim field. The Gimi’s conversion to a FLNG is expected to commence in April 2019 and the Gimi is expected to commence operations under the Lease and Operate Agreement in 2022. The estimated cost of Gimi’s conversion is $1.3 billion, which we plan to fund through multiple financing facilities, including a $700 million long term financing facility that is currently in its final stages and that we plan to have available to us during construction. Once the Gimi is accepted under the contract, we anticipate annual contracted revenues less forecasted operating costs of approximately $215 million per year.

There can be no guarantee that the Lease and Operate Agreement will progress favorably or last for the anticipated term. In addition to containing conditions precedent that could prevent performance of the contract altogether, the Lease and Operate Agreement provides both parties with the right to suspend or terminate the agreement under certain circumstances after performance has begun. Should we be unable to meet our obligations under the Lease and Operate Agreement in a manner that gives rise to a right to terminate the agreement by BP, we could be obligated to pay substantial damages to BP which would have a negative impact on our earnings and cash flow and could make it difficult to induce counterparties to contract with us for FLNG conversions in the future.

•	If there is a delay or default by a shipyard or if a shipyard does not meet certain performance requirements, our earnings and financial condition could suffer.

We have entered into an agreement with Keppel Shipyard Limited, or Keppel, and Black & Veatch Corporation, or Black & Veatch, for the conversion of the Gimi into a FLNG. We have also entered into an agreement for the conversion of the Gandria into a FLNG. See "Item 4. Information on the Company".

In the event the shipyards do not perform under these agreements and we are unable to enforce certain refund guarantees with third party banks for any reason, in connection with the conversions of the Gimi or the Gandria, we may lose part or all of our investment, which would have a material adverse effect on our results for operations, financial condition and cash flows.

In addition, the conversions are subject to the risk of delay or default by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyards, bankruptcy of or other financial crises involving the shipyards, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessel and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessel, we may not have substantial remedies. Failure to convert, construct or deliver the vessels by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

•	Due to the new and sophisticated nature of FLNG conversions, we are reliant on a small number of contractors with relevant experience.

The highly technical work related to FLNG conversions is only capable of being performed by a limited number of contractors, and due to the new nature of the technology only a very limited number of contractors have relevant experience with FLNG conversions. Accordingly, a change of contractors for any reason would likely result in higher costs and a significant delay to our delivery schedules. In addition, given the novelty of our FLNG conversion projects, the completion of retrofitting our vessels as FLNG vessels could be subject to risks of significant cost overruns. If the shipyard is unable to deliver any converted FLNG vessel on time, we might be unable to perform related charters. Any substantial delay in the conversion of any of our vessels into FLNG vessels could mean we will not be able to satisfy potential employment of the FLNG vessels.

Furthermore, if any future FLNG vessels, once converted, are not able to meet certain performance requirements or perform as intended, we may have to accept reduced charter rates. Alternatively, it may not be possible to charter the converted FLNG vessel at all. Either of these possibilities would have a negative impact, which could be significant, on our cash flows and earnings.

•	Due to the locations in which we operate, a number of our current and potential future projects are subject to higher political and security risks than operations in other areas of the world.

We operate in, or are pursuing projects which could lead to future operations in, areas of the world where there are heightened political and security risks. We identify higher risk countries in which we operate through our experiences, the experiences of our partners and publicly available third party information such as Transparency International, the World Bank and TRACE International, and monitor the specific risks associated with countries in which we operate.

In particular, the operations of Golar Hilli Corp ("Hilli Corp") in Cameroon under the Liquefication Tolling Agreement (“LTA") is subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The FLNG operations of Hilli Corp in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the LTA and our financial condition.

In addition, Hilli Corp will maintain insurance coverage for only a portion of the risks incidental to doing business in Cameroon. There also may be certain risks covered by insurance where the policy does not reimburse Hilli Corp for all of the costs related to a loss. For example, any claims covered by insurance will be subject to deductibles, which may be significant. In the event that Hilli Corp incurs business interruption losses with respect to one or more incidents, they could have a material adverse effect on our results of operations.

Risks Related to Hilli Episeyo

•
Golar Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our investment exposes us to risks that may harm our business, financial condition and operating results.

In July 2018, we, Keppel and Black & Veatch completed a sale of 50% of the common units in Golar Hilli LLC ("Hilli LLC"), the disponent owner of the FLNG Hilli Episeyo, to Golar Partners. However, we still hold a significant portion of the outstanding ownership interests in Hilli LLC. The retained interests expose us to risks that we may:

•
fail to obtain the benefits of the LTA if Perenco Cameroon S.A. ("Perenco") and Société Nationale de Hydrocarbures (‘‘SNH’’) (together the "Customer") exercises certain rights to terminate the charter upon the occurrence of specified events of default;

•	fail to obtain the benefits of the LTA if the Customer fails to make payments under the LTA because of its financial inability, disagreements with us or otherwise;

•	incur or assume unanticipated liabilities, losses or costs;

•	be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli Episeyo fails to perform to certain specifications;

•	incur other significant charges, such as asset devaluation or restructuring charges; or

•	be unable to re-charter the FLNG on another long-term charter at the end of the LTA.

•	Utilization of the full capacity of Hilli Episeyo

The FLNG Hilli Episeyo commenced commercial operations in June 2018, when under the terms of the LTA by and between Perenco and SNH.

The LTA commits the capacity of two of the four liquefaction trains (Train 1 and Train 2) of the Hilli Episeyo. The remaining half of the Hilli Episeyo’s capacity is not yet contracted. This allows for significant upside in relation to revenues from the Hilli Episeyo however delays in contracting Train 3 and Train 4 capacity could adversely affect our financial performance. Factors which could cause delays in contracting the full capacity include delays in negotiations with potential counterparties, and also include factors outside of our control such as the growth of LNG demand and the price of LNG, affecting when counterparties seek to bring additional production to the market.

•	Due to the new and sophisticated technology utilized by the Hilli Episeyo, the operations of the Hilli Episeyo are subject to risks that could negatively affect our business and financial condition.

FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli Episeyo may lead to Hilli LLC experiencing a loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and ability to make cash distributions to our unitholders.

•	If the letter of credit is not extended, the earnings and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, Golar obtained a letter of credit issued by a financial institution that guarantees certain payments Hilli Corp is required to make under the LTA. The letter of credit was set to expire on December 31, 2018, but it automatically extends for successive one year periods until the tenth anniversary of the acceptance of the Hilli Episeyo to perform the agreed services for the project, unless the financial institution elects to not extend the letter of credit. The financial institution may elect to not extend the letter of credit by giving notice at least ninety days prior to the current December 31, 2019 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $300 million. Accordingly, if the financial institution elects at some point in the future to not extend the letter of credit, Hilli Corp's financial condition could be materially and adversely affected.
Risks Related to other projects

•	We cannot guarantee that the conversion of the Golar Viking and the accompanying agreement with LNG Hrvatska will progress favorably.

We have entered into an agreement with a Croatian project developer, LNG Hrvatska d.o.o., or LNG Hrvatska, to convert the Golar Viking, built in 2005, into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of ten years. The conversion will be funded by stage payments from LNG Hrvatska under the agreement. Commencement of the project is subject to certain conditions precedent, including confirmation of project funding, receipt of a Notice to Proceed from LNG Hrvatska and our ability to enter into refinancing on favorable terms for the vessel.

We cannot guarantee that this agreement will progress favorably or that the relevant conditions precedent will be satisfied. Some of the possible risks relating to this transaction include the inability of our counterparties to perform under the agreement, our inability to obtain the necessary refinancing on favorable terms or at all, our inability to deliver the converted vessel in a condition satisfactory to LNG Hrvatska and delays in the conversion of the Golar Viking. Should we be unable to meet our obligations under the agreement, we could be obligated to pay damages to LNG Hrvatska which could have a negative impact on our earnings and cash flow and could make it difficult to induce counterparties to contract with us for FSRU conversions in the future.

Risks associated with our investments in Joint Ventures and Affiliates

•
We have a substantial equity investment in our former subsidiary, Golar Partners, which since December 13, 2012, is no longer consolidated with our financial results, and our investment is subject to the risks related to Golar Partners’ business.

As of December 31, 2018, we had an ownership interest of 32.0% (including our 2% general partner interest) in Golar Partners (in addition to 100% of the incentive distribution rights, or IDRs), which we account for under the equity method of accounting.

The aggregate carrying value of our investments in Golar Partners as of December 31, 2018 was $271.2 million, which represents our total interests in the common and general partner units and the IDRs. The common units of Golar Partners are listed on the NASDAQ Global Market, which as of December 31, 2018, had a quoted unit price of $10.80. The estimated fair value of our investments in Golar Partners is calculated with reference to the quoted price of the common units, with adjustments made to reflect the different rights associated with each class of investment. Due to continued decline in the share price, we have impaired the value of our investment as at December 31, 2018, which had a material adverse non-cash impact on our results of operations. Future impairment charges may have a material adverse effect on our results of operations in the period that the impairment charges are recognized.

In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $48.4 million for the year ended December 31, 2018. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $15.0 million for the year ended December 31, 2018.

The value of our investment, the income generated from our investment and the management fee income is subject to a variety of risks, including the risks related to Golar Partners’ business as disclosed in its respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition. As of March 15, 2019 Golar Partners had a fleet of 10 vessels, six of which currently operate under medium to long-term charters with a concentrated number of charterers, and an interest in the FLNG Hilli Episeyo which we manage under the management agreements referred to above. Accordingly, a significant risk to Golar Partners is the loss of any of these customers, charters or vessels, including re-chartering its three vessels recently coming off charter, or under certain operational circumstances, a decline in payments under any of the charters, which could have a material adverse effect on its business and its ability to make cash distributions to its unitholders if the vessel was not re-chartered to another customer for an extended period of time.

•	A decline in the market value of Golar Partners’ common unit price could result in breaches of our Margin Loan Facility.

During July 2018, amendments to the existing margin loan facility, secured by units in Golar Partners, were completed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. Previously the dividend cash received from the pledged Partnership units was first used to service the interest on the loan, any excess cash was then used to prepay a portion of the principal. Under the modified agreement, any excess cash after servicing the interest will be returned to us. If certain covenants are breached, we may be required to make further principal repayments ahead of loan maturity in March 2020, which would reduce our available cash flow.

•	We have a substantial equity investment in Golar Power that is subject to the risks related to Golar Power’s business.

We have a substantial equity investment in Golar Power. In addition to the value of our investment, we expect to receive cash distributions from Golar Power and management fee income from the provision of services to Golar Power under a management and administrative services agreement for the vessels in Golar Power’s fleet. The value of our investment, the income generated from our investment and the management fee income are subject to a variety of risks, including the risks related to Golar Power’s business. In turn, Golar Power’s business is subject to a variety of risks, including, among others, any inability of Stonepeak Infrastructure Partners ("Stonepeak") and us to successfully work together in the shared management of Golar Power, any inability of Golar Power to identify and enter into appropriate projects, any inability of Golar Power to obtain sufficient financing for any project it identifies, any failure of upstream and downstream LNG producing projects connected with Golar Power’s activities, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

Golar Power has a 50% interest in a Brazilian corporation, Centrais Eléctricas de Sergipe S.A. ("CELSE"), that was formed for the purpose of constructing and operating a power plant in the State of Sergipe in Brazil, which we refer to as the Sergipe Project. The Sergipe Project is subject to a variety of risks including General Electric’s completion of the Sergipe Project in accordance with the terms of the related EPC contract. Additionally, constructing and operating a power plant is subject to certain risks that include unscheduled plant outages, equipment failure, labor disputes, disruptions in fuel supply, inability to comply with regulatory or permit requirements, natural disasters or terrorist acts, cyber-attacks or other similar occurrences, and inherent risks which may occur as a result of inadequate internal processes, technological flaws, human error or actions of third parties or other external events. The control and management of these risks depend upon adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems which reduce, but do not eliminate, the possibility of the occurrence and impact of these risks. The hazards described above, along with other safety hazards associated with our operations, can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in Golar Power, through its ownership interest in CELSE, being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury and fines and/or penalties.

Also, exchange rate fluctuations between the U.S. Dollar and the Brazilian Real could have an adverse impact on the results of operations of Golar Power with respect to its investments in Brazil, including its investments in the Sergipe Project through CELSE. The principal currency for revenue and operating expenses is Brazilian Real for CELSE. This exposure to foreign currency could lead to fluctuations in Golar Power’s net income and net revenue due to changes in the value of the U.S. Dollar relative to the Brazilian Real.

•	We have an equity investment in Avenir that is subject to the risks related to Avenir’s business.

In October 2018, we invested $24.8 million in Avenir LNG Ltd, a joint venture with Stolt-Nielsen Ltd ("Stolt Nielsen") (an entity affiliated with our director Niels Stolt Nielsen) and Höegh LNG Holdings Ltd ("Höegh"), as part of a combined $182 million commitment for the pursuit of opportunities in small-scale LNG. The value of our investment and the income generated from our investment are subject to a variety of risks, including the risks related to Avenir’s business. In turn, Avenir’s business is subject to a variety of risks, including, among others, any inability of the joint venture partners to successfully work together in the shared management of Avenir, any inability of Avenir to identify and enter into appropriate projects, any inability of Avenir to obtain sufficient financing for any project it identifies, any failure of small-scale LNG projects Avenir has invested in, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

•	We may guarantee the indebtedness of our joint ventures and/or affiliates.

We may provide guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures and/or affiliates. Failure by any of our joint ventures and/or affiliate to service their debt requirements and comply with any provisions contained in their commercial loan agreements, including paying scheduled instalments and complying with certain covenants, may lead to an event of default under the related loan agreement. As a result, if our joint ventures and/or affiliates are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the relevant lenders may foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both. Either of these possibilities could have a material adverse effect on our business. Further, by virtue of our guarantees with respect to our joint ventures and/or affiliates, this may reduce our ability to gain future credit from certain lenders.

•	Golar Partners and its affiliates may compete with us.

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

Risks Related to the Financing of our Business

Our business is capital intensive, and therefore we are exposed to several key financing risks, relating both to our ability to secure sufficient financing to meet existing obligations and future projects and also the impact financing terms and covenants could have on our business.

•
We may not be able to obtain financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FLNG vessel and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities or complete sales of our interests in our vessel owning subsidiaries operating under long-term charters to Golar Partners. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for dividend distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund our growth and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute your equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

A pre-condition of the Golar Tundra lease financing with CMBL of $140.1million, which is secured on the vessel, is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019, or we could be required to refinance the FSRU. We are currently exploring our refinancing options, including extension of the lenders’ deadline for satisfaction of such. While we believe we will be able to refinance or extend the lenders' deadline, failure to do so could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends. However, included within our debt obligation is an amount of $121.7 million relating to the Golar Tundra VIE's loan, which we are required to consolidate into our financial results.

•
We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2018, we had total outstanding debt of $2.6 billion, of which $0.8 billion was exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2018, we have interest rate swaps with a notional amount of $950 million representing 125.8% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swaps mark-to-market valuations may adversely affect our results. Entering into swaps and derivative transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In the future, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

•	Reforms, including the potential phasing out of LIBOR after 2021, may adversely affect us.

We have floating rate debt, the interest rate of which is determined based on the London Interbank Offered Rate (‘‘LIBOR’’). LIBOR and other ‘‘benchmark’’ rates are subject to ongoing national and international regulatory scrutiny and reform. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the ‘‘FCA Announcement’’). The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.”

We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such transition away from LIBOR could be significant for us because of the number of our financing arrangements that are linked to LIBOR and our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.

•	Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2018, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $1.9 billion and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.52.

Our consolidated debt could increase substantially. We will likely continue to have the ability to incur additional debt. Our level of debt could have important consequences to us, including:

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

•	We may be more vulnerable to competitive pressures or a downturn in our industry or the economy in general as compared to our competitors with less debt; and;

•	Our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions may be limited.

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

•	Our consolidated lessor variable interest entities (“VIEs”), may enter into different financing arrangements, which could affect our financial results.

By virtue of the sale and leaseback transactions we have entered into with certain affiliates of Chinese financial institutions that are determined to be lessor VIEs, where we are deemed to be the primary beneficiary, we are required by United States generally accepted accounting principles ("GAAP") to consolidate these lessor VIEs into our financial results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. In consolidating these lessor VIEs into our financial results, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the lessor VIEs’ debt principal. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. For additional detail refer to note 5 "Variable Interest Entities" of our Consolidated Financial Statements included herein. As of December 31, 2018, we consolidated lessor VIEs in connection with the lease financing transactions for eight of our vessels. For descriptions of our current financing arrangements including those of our lessor VIEs, please read "Item 5. Operating and Financial Review-B. Liquidity and Capital Resources-Borrowing Activities." The funding arrangements negotiated by these lessor VIEs could adversely affect our financial accounting results.

•
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

•
We previously entered into six UK tax leases, of which one lease for the Methane Princess remains. In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities, or HMRC, with regard to the initial tax basis of these transactions or in relation to our 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position.

As described under note 30 of our audited consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2018, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).
Of these six leases we have since terminated five, with one lease remaining, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity, but an affiliate and therefore as at December 31, 2018, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.
HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (a UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the court's decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there to be differences in the fact pattern and structure of this case from our 2003 leasing arrangements and therefore it is not necessarily indicative of any outcome should HMRC challenge us. We remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £115 million. We are currently in conversation with HMRC on this matter, as well as continuing to present the factual background of Golar's position, and are progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions, it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above.

•	Exposure to equity price risk in our shares could adversely affect our financial results.

As a result of holding an equity swap, which we refer to as our Total Return Swap, in our own securities, as of March 15, 2019, we are exposed to the movement in our share price in respect of 3.0 million shares under the equity swap. Should the price of our shares fall materially below the level at which the shares were acquired, the equity swap mark-to-market valuations could adversely affect our results. In addition, the equity swap has a credit arrangement, whereby we are required to provide cash collateral equal to 20% of the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2018, cash collateral of $82.9 million has been provided and is reflected in "restricted cash" in our Consolidated Balance Sheet. In the event the share price declines, the cash collateral requirements could adversely affect our liquidity and financial position.

Risks Related to Revenue

•
The market for LNG transportation and regasification services is competitive and we, our Joint Ventures and our affiliates may not be able to compete successfully, which would adversely affect our earnings.

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

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

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

•
We operate the majority of our vessels, through the Cool Pool, in the spot/short-term charter market, which is subject to volatility. Failure by the Cool Pool to find profitable employment for these vessels could adversely affect our operations.

As of March 15, 2019, we had seven LNG carriers and one FSRU operating in the spot market within the Cool Pool. Please see "Item 4. Information on the Company-B. Business Overview" for further detail. The spot market refers to charters for periods of up to twelve months. Spot/short-term charters expose the Cool Pool to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable in the spot market are uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.

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

Risks Related to Our Operations

•
The operation of FSRUs, FLNGs and LNG carriers is inherently risky, and our vessels face a number of industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, acts of piracy, environmental accidents, bad weather, mechanical failures, grounding, fire, explosions and collisions, human error, national emergency and war and terrorism. Incidents such as these have historically affected companies in our industry, and such an event or accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	a government requisitioning for title or seizing our vessels (e.g. in a time of war or national emergency)

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues. In particular:

•
Although we carry insurance, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

•
If piracy attacks or military action results in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or the Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.

•
Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

•
If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.

•
If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay distributions.

•	An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses and dry-dock capital expenditures depend on a variety of factors, including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are operating under voyage charters, are idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter. The price and supply of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional productions patterns and environmental concerns. Fuel costs may fluctuate significantly, and if costs rise, they could materially and adversely affect our results of operations.

•	A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

A material decrease in the supply of technically skilled officers or an inability to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially and adversely affect our business, financial condition and results of operations. In particular FLNGs require a technically skilled officer staff with specialized training. If we are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels particularly as we take delivery of our converted FLNG vessels.

•	We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operations.

Significant demands are placed on our management as a result of our growth. As we expand our operations, we must manage and monitor our operations, control costs and maintain quality and control. In addition, the provision of management services to our affiliates, Golar Partners and Golar Power, including the supervision of vessel conversions to FSRUs or FLNGs, has increased the complexity of our business and placed additional demands on our management. Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

•
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), and the Bribery Act 2010 of the United Kingdom (“UK Bribery Act”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

•	A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks, the majority of which are provided by Golar Management, in our operations and the administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, and the availability of our vessels and facilities or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Changes in the nature of cyber-threats and/or changes to industry standards and regulations might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

•	Changing corporate laws and reporting requirements could have an adverse impact on our business.

Changing laws, regulations and standards could create greater reporting obligations and compliance requirements on companies such as ours. Whilst the regulatory environment continues to evolve, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards and maintain high standards of corporate governance and public disclosure. Recent examples of increased regulation include the UK Modern Slavery Act 2015 and the GDPR. The GDPR, for instance, broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used.

Non-compliance with such regulation could result in governmental or other regulatory claims or significant fines that could have an adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay distributions.

•
We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and in the future may enter into, contracts, charter contracts, newbuilding contracts, vessel conversion contracts, credit facilities with banks, sale and leaseback contracts, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

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

•	We will have to make additional contributions to our pension schemes because it is underfunded.

We provide pension plans for certain of our current and former marine employees. Members do not contribute to the plans and they are closed to any new members. As of December 31, 2018, one of the plans is underfunded by $35.4 million. We may need to increase our contributions in order to meet the schemes' liabilities as they fall due, or, to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

•
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

•	We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

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

•
Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for our existing vessels, which could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs, which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates. Flexibility is primarily driven by the size of the vessel and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the vessel. LNG carrier designs are continually evolving. At such time, as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our vessels. Competition from these more technologically advanced LNG carriers compared to our existing vessels could adversely affect our ability to charter or re-charter our these vessels and the charter hire rates we will be able to secure when we seek to charter or re-charter these vessels, and could also reduce the resale value of these vessels. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders, as well as our ability to obtain debt financing for LNG carriers with older technology whose market values have experienced a significant decline.

•
If we cannot meet our charterers' quality and compliance requirements, we may not be able to operate our vessels profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further challenge our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Risks Related to Our Industry
Due to the nature of our business, our performance is subject to the development of the LNG industry, adverse changes or developments in the LNG carrier, FSRU, and FLNG, the LNG industry as a whole or in the offshore energy infrastructure business financial condition, results of operations and ability to pay dividends to shareholders. Specific industry risks include:

•	Our results of operations and financial condition depend on demand for LNG, LNG carriers, FSRUs and FLNGs.

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

Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•
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

•
If the number of vessels available in the short-term or spot LNG carrier charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If the number of vessels available in the short-term or spot charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, we may only be able to enter into short-term time charters upon expiration or early termination of our current charters. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for dividends to our shareholders, especially if we enter into charters during periods when charter rates are depressed.

•
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business. In addition, certain of our charterers may be subject to sanctions that could, if expanded, have a material adverse affect on our business.

Although no vessels operated by us have called on ports located in countries in violation of sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government as state sponsors of terrorism, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

U.S. sanctions against Russia include “sectoral sanctions,” which target specific industries. Transactions with companies designated under the Sectoral Sanctions Identifications List (“SSI List”) are not prohibited in all cases. Under the United States Office of Foreign Assets Control’s (OFAC) 50 percent rule, a company owned 50 percent or more by an SSI-Listed entity is also to be treated as an SSI-Listed entity.

One of our charter counterparties, a major oil and gas company, may be deemed to be designated an SSI by virtue of the 50 percent rule described above. Although the charter counterparty does not appear on either of OFAC’s list of U.S. Specially

Designated Nationals List (“SDN List”) or the SSI List, certain companies with more than 50 percent ownership in this charter counterparty may be identified as an SSI-Listed entity subject to Directive 4 of OFAC’s Ukraine/Russia-related sanctions. Such charter counterparty may thus also be subject to Directive 4.

Directive 4 prohibits U.S. persons from engaging in any activity involving the provision, exportation, or reexportation, directly or indirectly, of goods, services (except for financial services), and technology in support of exploration or production for deepwater, Arctic offshore, or shale projects that, among other things, have the potential to produce oil in the Russian federation and that involve a Directive 4 SSI-Listed entity or their property or interests in property, or that are initiated after January 29, 2018 and have the potential to produce oil in any location and a Directive 4 SSI-Listed entity or their property or interests in property has a 33 percent or greater interest or ownership of a majority of the voting interests. Although the sectoral sanctions do not directly apply to non-U.S. persons, Countering America’s Adversaries Through Sanctions Act (“CAATSA”) prohibits, among other things, non-U.S. persons from facilitating “significant transactions” for or on behalf of SDNs and SSI-Listed entities, as well as entities owned 50 percent or more by such entities.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with U.S. embargoed countries or countries identified by the U.S. government as state sponsors of terrorism and certain financial institutions may have policies against lending or extending credit to companies that have contracts with U.S. embargoed countries or countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares or the determination by these financial institutions not to offer financing may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

•	Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days in the case of one of our charters) as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

•
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of LNG in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.5% for the year ended December 31, 2018, as compared to approximately 6.9% for the year ended December 31, 2017, and continues to remain below pre-2008 levels. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures.

There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by another economic downturn in any of the aforementioned countries and regions.

•	Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or “Brexit,” terrorist or other attacks, and war (or threatened war) or international hostilities. Terrorist attacks and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may impact our business, operating results and financial condition. Continuing conflict and recent developments in the Middle East, and the presence of U.S. or similar forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

•	The results of the U.K.’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum, and in March 2017, the government of the U.K. formally initiated the process. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the March 2017 initiation. There is currently no agreement in place regarding the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU‑derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Risks Related to Industry Regulation
Our industry is subject to a number of regulations, particularly in relation to Health and Safety, environmental protection and maritime conduct. Changes to these regulations could impact our business, our financial position and our operations. In particular:

•	Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.

The International Maritime Organization ("IMO") has imposed updated guidelines on ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The costs of compliance to the updated guidelines may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

•
Our operations are subject to various international, federal, state and local environmental, climate change and greenhouse gas emissions laws and regulations. Compliance with these obligations, and any future changes to environmental legislation and regulation applicable to international and national maritime trade, may have an adverse effect on our business.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing response to and liability for oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities.

National laws generally provide for a LNG carrier or offshore LNG facility owner or operator to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 (“MARPOL”), which regulates air emissions, oil pollution and other discharges to the environment, can affect our operations. In addition, our LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or the HNS, adopted in 1996 and subsequently amended by the April 2010 Protocol, which is discussed further below.
Laws that apply to our operations change from time to time. For example, in June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels, including LNG. Compliance with the IGF Code is mandatory under the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”) through adopted amendments incorporating the IGF Code into SOLAS. The IGF Code and the amendments to SOLAS became effective January 1, 2017.
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
In addition, due to concern over the risk of climate change, a number of countries, the United States, the EU and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. These could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas.
Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Such legislation or regulations may require additional capital expenditures or operating expenses. Please see "Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations" below for a more detailed discussion on these topics.

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Also, a treaty may be adopted in the future that requires the adoption of restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time. Please read “Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations” below for a more detailed discussion.

•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The American Bureau of Shipping and Det Norske Veritas are all members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification or are in the process of being certified and are currently “in class” other than two LNG carriers, the Gimi and the

Gandria. The Gimi has entered into the shipyard for her conversion into a FLNG vessel, whereas the Gandria is in lay-up and proposed to be converted into a FLNG vessel.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends on board once every year to verify that the maintenance of the equipment on board is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for dry-docking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distributions to our shareholders.

Risks Related to Our Common Shares

•	We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries and affiliates.

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

•	If we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

In some quarters, our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common stock could decline. Important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include, but are not limited to:

•	prevailing economic and market conditions in the natural gas and energy markets;

•	negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;

•	declines in demand for LNG or the services of LNG carriers, FSRUs or FLNGs;

•	increases in the supply of LNG carrier capacity operating in the spot market or the supply of FSRUs or FLNGs;

•	marine disasters; war, piracy or terrorism; environmental accidents; or inclement weather conditions;

•	mechanical failures or accidents involving any of our vessels; and

•	dry-dock scheduling and capital expenditures.

Most of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely.

•	Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Historically, the market prices of securities of shipping companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our common shares have traded on The Nasdaq Global Select Market, or Nasdaq, since December 12, 2002 under the symbol "GLNG." We cannot assure you that an active and liquid public market for our common shares will continue. The market price for our common shares has historically fluctuated over a wide range. In 2018, the closing market price of our common shares on Nasdaq ranged from a low of $21.36 on December 20, 2018 to a high of $34.74 per share on May 21, 2018. As of March 15, 2019, the closing market price of our common shares on Nasdaq was $21.81 per share. The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, the general state of the securities market, and other factors, many of which are beyond our control. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

•	We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities in the future in connection with, among other things, vessel conversions, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, in each case without shareholder approval in a number of circumstances.

Our issuance of additional common shares or other equity securities would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

•	Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

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

•	Because our offices and most of our assets are outside the United States, our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

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

Tax Risks

•	A change in tax laws in any country in which we operate could adversely affect us

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development.

•	United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to U.S. shareholders.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make a certain election available (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section of this annual report entitled "Taxation" under "Item 10. Additional Information-E. Taxation" for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

•	We may have to pay tax on United States source income, which would reduce our earnings.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. Therefore, we can give no assurances that this tax exemption will apply to us or to any of our subsidiaries.

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

•	We may become subject to taxation in Bermuda which would negatively affect our results.

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

•	As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in another offshore jurisdiction, our operations may be subject to economic substance requirements.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the “Conclusions”). Although at that time not considered “non-cooperative jurisdictions,” certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018. The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity. The Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.

A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form (the “Declaration”) with the Registrar of Companies (the “Registrar”) on an annual basis. The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.

Certain of our subsidiaries may from time to time be organized other jurisdictions identified by the COCG based on global standards set by the Organization for Economic Co-operation and Development with the objective of preventing low-tax jurisdictions from attracting profits from certain activities. These jurisdictions, including the Marshall Islands, have also enacted economic substance laws and regulations which we may be obligated to comply with. If we fail to comply with our obligations under the Economic Substance Act or any similar law applicable to us in any other jurisdiction, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

•	Bermuda’s continued presence on a list of non-cooperative jurisdictions by the European Union could harm our business.

On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the EU's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the EU's Economic and Financial Affairs Council's next meeting which is scheduled for May 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

We are a midstream LNG company engaged primarily in the transportation and regasification of LNG and the liquefaction of natural gas. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers, FSRUs and FLNGs and the development of LNG projects through our subsidiaries, affiliates and joint venture.

As of March 15, 2019, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of twenty-seven vessels, comprised of eighteen LNG carriers, eight FSRUs and one FLNG. Of these vessels, six of the FSRUs and four of the LNG carriers are owned by Golar Partners and one of the FSRUs and two of the LNG carriers are owned by Golar Power. Most of the Golar Partners owned vessels are on long-term time charters. Seven of our LNG carriers, one of our FSRUs and two of Golar Power's LNG carriers are participating in the LNG carrier pool, referred to as the Cool Pool. Of the remaining vessels, two of our LNG carriers are on shorter-term time charters, the Gandria is being contemplated for conversion into a FLNG and the Gimi entered Keppel Shipyard Limited's ("Keppel") shipyard in early 2019 to commence initial work for her conversion into a FLNG to service the Greater Tortue Ahmeyim project.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint venture's LNG operations.

In line with our ambition to become an integrated LNG midstream asset provider and our experience of converting LNG carriers into FSRUs, we have successfully converted one of our LNG carriers, the Hilli Episeyo, into a FLNG and commenced conversion of another, the Gimi. In addition, we have entered into a definitive contract with Keppel and Black & Veatch for the conversion of another LNG carrier, the Gandria, into a FLNG. Our aim is to find strong strategic partners that have an interest in utilizing one or more of our FLNGs.

We are listed on Nasdaq under the symbol "GLNG". We were incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +1 441 295 4705. Our principal administrative offices are located at The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom and our telephone number at that address is +44 207 063 7900.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC, can be obtained from the SEC’s website at (http://www.sec.gov) or from “SEC fillings” tab in the “Investor Relations” section of our website (www.golarlng.com).

Investments

Since January 1, 2016, we own interests in the following companies which we account for using the equity method:

a.	Golar Partners

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

In April 2011, we completed the IPO of Golar Partners. Golar Partners is listed on Nasdaq under the symbol "GMLP". In connection with this IPO, we entered into an Omnibus Agreement, governing, among other things when the Company and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Since December 2012, Golar Partners has been considered as an affiliate entity and not as our controlled subsidiary. As of March 15, 2019, we own 100% of the general partner units and 30.6% of the common units in Golar Partners, in addition to 100% of the IDRs.

On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units"). Based on the agreement, half of the Earn-Out Units ("first tranche") would vest if Golar Partners paid a distribution equal to, or greater than, $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar 374,295 common units and 7,639 general partner units on November 15, 2017. The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments. The agreement also required Golar Partners to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, in connection with the issuance of the above Earn-Out Units, Golar also received $0.9 million in dividends in the prior period. The remaining Earn-Out Units ("second tranche") would be issued if Golar Partners paid a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. Having not satisfied the minimum quarterly distribution over all of these quarters, the second tranche did not vest.

Since the IPO of Golar Partners, we have sold equity interests in six vessels to Golar Partners for an aggregate value of $1.9 billion. As of March 15, 2019, Golar Partners had a fleet of ten vessels acquired from or contributed by us to provide funding for our projects as well as our growth.

In July 2018, we and the affiliates of Keppel Shipyard Limited ("Keppel") and Black & Veatch Corporation ("B&V") (together, the "Sellers"), completed the sale ("Hilli Disposal") to Golar Partners of common units in our consolidated subsidiary Hilli LLC (the "Hilli Common Units"), which owns Golar Hilli Corp. ("Hilli Corp"), the disponent owner of the Hilli Episeyo. Please refer to refer to "Item 4. Information on the Company-A. History and Development of the Company-FLNG segment-The Hilli Disposal" for further information.

b.	Golar Power

    In order to further develop and finance our LNG based downstream investment opportunities, in June 2016, we formed Golar Power, a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners, or Stonepeak. The joint venture company, Golar Power, offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Golar Power currently has a 50% interest in a Brazilian corporation, CELSE, that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil. The cost of constructing the power plant and related terminal, including taxes and financing costs, is estimated at $1.7 billion. In April 2018, CELSE reached financial closing of its $1.3 billion non-recourse debt facility, which fully funds the project. As of March 15, 2019, the construction of the Sergipe power plant remains on track for commencement of operations early 2020.

Golar Power also owns a FSRU, the Golar Nanook, constructed at Samsung shipyard, delivered to Golar Power in September 2018 and has arrived in Brazil, and two modern 160,000 cbm trifuel LNG carriers, the Golar Penguin and the Golar Celsius, currently operating in the Cool Pool, suited for conversion to FSRUs. In connection with the financial close of the Sergipe Project funding, Golar Power has also executed contracts with CELSE to charter the FSRU Golar Nanook for a period of 25 years.

Golar Power has also entered into an Omnibus Agreement with Golar Partners, under which Golar Partners has a right of first refusal with respect to any transfers or sales of any LNG carrier or FSRU owned by Golar Power and operating under a charter for five or more years.

c.	Avenir LNG Limited (“Avenir”)

In October 2018, Avenir issued a private placement of 99 million shares at a par price of $1.00 per share, which was successfully completed at a subscription price of $1.00 per share. Of the 99 million shares placed, we subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25%. The investment is part of a combined commitment of up to $182.0 million from Stolt-Nielsen (an entity affiliated with one of our directors, Niels Stolt-Nielsen), Höegh and Golar for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand, the development of LNG bunkering services and supply to the transportation sector. Following the initial equity offering Stolt-Nielsen, Höegh and Golar are committed to fund $72.0 million, of which our commitment is $18.0 million.

Avenir currently has four small-scale LNG newbuildings under construction at Keppel Singmarine in Nantong, China and another two on order from Sinopacific Offshore Engineering in Nantong, China. Avenir also holds 80% ownership in an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia. Avenir is currently listed on the Norwegian OTC market. Subsequent to the placement of additional 11 million shares with other investors in November 2018, we and Höegh each currently hold a 22.5% share in Avenir, with Stolt-Nielsen holding 45%, and the remaining 10% being held by a group of institutional and other professional investors.

d.	OneLNG

In July 2016, Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. The delays in finalizing a debt financing package for the Fortuna FLNG project, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger, as a result of this, have commenced the winding down of OneLNG and will work on FLNG projects as required on a case-by-case basis. As a result, we have written down our investment in OneLNG to $nil as at December 31, 2018.

Disposals

Since January 1, 2016, we have entered into the following sale and purchase transactions:

•
In May 2016, we sold our equity interests in the company ("Golar LNG NB13 Corporation") that is the disponent owner of the Golar Tundra and the related time charter for $330 million less the net lease obligations under the related lease agreement with China Merchant Bank Financial Leasing, or CMBL, plus other purchase price adjustments. At the time of sale, the Golar Tundra was subject to a time charter with West Africa Gas Limited, or WAGL. Concurrent with the closing of the sale of Tundra Corp, we entered into an agreement with Golar Partners (as amended, the "Tundra Letter Agreement") which provided, among others, that in the event the Golar Tundra had not commenced service under the charter with WAGL by May 23, 2017, Golar Partners had the option (the "Tundra Put Right") to require us to repurchase Tundra Corp at a price equal to the original purchase price (the "Tundra Put Sale"). The Golar Tundra's project made limited progress and, on May 30, 2017, Golar Partners elected to exercise the Tundra Put Right.

In connection with the exercise of the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") for an amount equal to $107 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount were due and payable by us on the earlier of (a) the date of the closing of the Hilli Disposal and (b) March 31, 2018. Golar Partners agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date in return for an option (which Golar Partners have exercised) to purchase an interest in the Hilli Episeyo; and

•
On July 12, 2018 (the "Closing Date"), we and the affiliates of Keppel and Black & Veatch Corporation, completed the Hilli Disposal to Golar Partners of common units in our consolidated subsidiary Hilli LLC (the "Hilli Common Units"), which owns Hilli Corp, the disponent owner of Hilli Episeyo (the "Hilli"). The selling price for the Hilli Disposal was $658 million, less 50% of our net lease obligations under the Hilli Facility on the Closing Date and working capital adjustments. On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Disposal (the "Hilli Sale Agreement"), we received a deposit from Golar Partners, which, together with accrued interest, equaled $71.9 million on the Closing Date (the "Hilli deposit"), combined with Golar Partners’ payment for its exercise of the Tundra Put Right, which, together with accrued interest, equaled $110.1 million on the Closing Date (the "Deferred Purchase Price"). We applied the Hilli Deposit, the Deferred Purchase Price and interest accrued thereon as payment for the Hilli Disposal. Please see note 6 "Disposal of Long Lived Assets" of our consolidated financial statements included herein.

In addition:

•
In connection with the formation of the Golar Power joint venture, we contributed to it our former subsidiaries that: (i) owned the Golar Penguin and the Golar Celsius; (ii) held the FSRU newbuilding contract with Samsung, which was subsequently delivered and named Golar Nanook; and (iii) held the rights to participate in the Sergipe Project. Subsequently in July 2016, we received net proceeds of $113 million from our sale to Stonepeak of 50% of the ordinary share capital of Golar Power. Accordingly, effective from the date of the sale to Stonepeak, we deconsolidated the results and net assets of Golar Power.

Since January 1, 2016, we have also refinanced certain of our vessels pursuant to sale and leaseback arrangements as further described in note 5 "Variable Interest Entities" of our consolidated financial statements included herein.

B.      Business Overview

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

Our four areas of strategic focus are to:

•
Operate a high-quality, first class LNG carrier fleet: We own and operate a fleet of high quality LNG carriers with an average age of 6.4 years. Seven of our ten carriers were delivered within the last five years and utilize fuel efficient propulsion and low boil-off technology. Our vessels are compatible with most LNG loading and receiving terminals worldwide. We also manage carriers on behalf of our affiliate companies, Golar Partners and Golar Power. A potential separation or spin-off of our LNG shipping fleet is under consideration. This may reduce volatility in our future cash flows and better position our long-term contracting business for infrastructure investors.

•
Maintain leadership in FSRUs and embed this into future power projects through our affiliate, Golar Power: We are one of the industry leaders in the development, delivery and operation of both newbuild and converted FSRUs based on a strong record of successful project delivery and highly reliable vessel operation. Our joint venture, Golar Power, is currently seeking new FSRU projects and power station opportunities in addition to building an integrated gas to power project at Sergipe in Brazil.

•
Capture new FLNG opportunities using our unique skills as a developer, owner and operator of FLNG vessels: Our FLNG investment proposition is built on a sound technical and commercial offering, derived from structurally lower unit capital costs and short lead times. FLNG allows smaller resource holders to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For established LNG industry participants, the prospect of our low-cost, low-risk, fast-track FLNG solution provides a compelling alternative to traditional land-based projects.

•
Leverage our affiliation with Golar Partners to monetize long-term midstream contracts: We believe our affiliation with Golar Partners positions us to pursue a broader array of opportunities. Since the Partnership’s IPO in April 2011, we have sold six vessels to Golar Partners in exchange for consideration of $1.9 billion. In addition to this, we closed the sale of an interest in the Hilli Episeyo. We invested a substantial portion of the sale proceeds in newbuild and asset conversion projects that we expect will generate attractive returns over the coming years. As of March 15, 2019, we have a 32.0% interest (including our 2% general partner interest) in Golar Partners and hold 100% of its IDRs.

However, we can provide no assurance that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Item 3. Key Information- D. Risk Factors".

The Liquefied Natural Gas (“LNG”) Industry

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

Regasification: At the receiving terminal (either onshore or aboard FSRUs), the LNG is returned to its gaseous state, or regasified. It may also be transferred to small scale LNG vessels that deliver LNG to users nearby.

Storage, distribution, marketing & power generation: Once regasified, the natural gas is stored in specially designed facilities or transported to power producers and natural gas consumers via pipelines.

The basic costs of producing, liquefying, transporting and regasifying LNG are much higher than in an equivalent oil supply chain. This high unit cost of supply has, in the recent past, led to the pursuit of ever-larger land-based facilities in order to achieve improved economies of scale. To address the escalating costs, more cost competitive FLNG solutions across a spectrum of project sizes have been developed by a handful of major oil companies and also by Golar. We believe that many previously uneconomic pockets of gas can now be monetized and this will add to reserves and further underpin the long term attractiveness of gas.

Our Operations
We reported three reportable segments since 2017:

•
Vessel operations - We operate and subsequently charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of Golar Partners and Golar Power.

•
FLNG - In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion was completed and the vessel was accepted by the customer under the LTA. In February 2019 we entered into an agreement with BP for the charter of a FLNG, which will be converted from our existing LNG carrier, the Gimi, for a 20-year period expected to commence production in 2022. The Gimi was relocated from layup to Keppel Shipyard to proceed with the conversion.

•
Power - In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of a FSRU and associated terminal and power generation infrastructure.

Vessel Operations

As of March 15, 2019, our current fleet comprises two LNG carriers undergoing or being contemplated for conversions into FLNGs, 10 LNG carriers and one FSRU.

LNG Carriers

LNG carriers are designed to transport LNG between liquefaction facilities and import terminals for regasification after the natural gas is liquefied. Our LNG carriers utilize the LNG that naturally boils off during transportation in their propulsion system.

According to Fearnleys, 33.6 metric tons of additional supply of LNG mainly from the United States will be available in 2019, much of which will be sold to the Far East. The associated increase in ton miles is expected to quickly absorb all available LNG carriers on the water. It has been estimated that the current global fleet of LNG carriers and those LNG carriers expected to be delivered in 2019 are insufficient to carry this expected new production. The market is currently expected to remain short of LNG carriers until the second half of 2021.

FSRUs

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, FSRU facilities are significantly less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land based projects) and at a significantly lower cost (20-50% less) than land based alternatives. In addition, FSRUs offer a more flexible solution than land based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as a FSRU. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be utilized as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

FSRU Golar Freeze undergoing drydocking prior to deployment

The following table lists our current fleet of LNG carriers and FSRU as of March 15, 2019:

Vessel Name	Year of Delivery	Capacity Cubic Meters	Flag	Type	Charterer/ Pool Arrangement	Current Charter Expiration	Charter Extension Options

Gimi (1) (5)	1976	125,000	Marshall Islands	Moss	n/a	n/a	n/a
Gandria (1)	1977	126,000	Marshall Islands	Moss	n/a	n/a	n/a
Golar Arctic (2)	2003	140,000	Marshall Islands	Membrane	n/a	n/a	n/a
Golar Viking(4)	2005	140,000	Marshall Islands	Membrane	A major oil and gas company	2019	n/a
Golar Seal (3)	2013	160,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Crystal (3)	2014	160,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Bear (3)	2014	160,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Glacier	2014	162,000	Marshall Islands	Membrane	A major Japanese trading company	2019	n/a
Golar Frost (3)	2014	160,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Snow (3)	2015	160,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Ice (3)	2015	160,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Kelvin (3)	2015	162,000	Marshall Islands	Membrane	Cool Pool	n/a	n/a
Golar Tundra (3)	2015	170,000	Marshall Islands	FSRU Membrane	Cool Pool	n/a	n/a

(1)
The Gandria is currently in lay-up and earmarked for conversion into a FLNG vessel. The Gimi entered Keppel's shipyard in Singapore in early 2019 to commence her conversion into a FLNG. The conversion agreements for the Gimi and the Gandria are both subject to certain payments and lodging of a full Notice to Proceed.

(2)	Golar Arctic is currently not assigned to a charter.

(3)	As of March 15, 2019, we have eight vessels operating in the Cool Pool. See "Cool Pool" below.

(4)
Golar Viking is currently serving a short-term contract, due to expire in December 2019. Golar has also entered into binding agreements with a Croatian project developer, LNG Hrvatska d.o.o., to convert the 2005 built Golar Viking into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of 10 years. Conversion capital expenditure will be predominantly funded by stage payments under the agreements. Commencement of this project is subject to certain conditions precedent, including confirmation of project funding and receipt of a Notice to Proceed from LNG Hrvatska d.o.o.

(5)
In February 2019, we entered into a 20 year Lease and Operate Agreement with BP for the charter of a FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim project. These and other agreements are subject to certain conditions precedent which if not satisfied, or waived by the customer, may result in termination prior to or after employment commences.

Vessel Operations Revenue

During the year ended December 31, 2018, we received the majority of our vessel operations revenue from the Cool Pool.

a. Cool Pool

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd ("GasLog") and Dynagas Ltd ("Dynagas") to market our vessels operating in the LNG shipping spot market. In June 2018, Dynagas exited the pooling arrangement. As of December 31, 2018, the Cool Pool comprised of 16 vessels, of which eight vessels were contributed by us, six vessels by GasLog and two vessels by Golar Power. The vessel owner continues to be fully responsible for the manning and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company ("Pool Manager") was established in September 2015. The Pool Manager is jointly owned and controlled by us and GasLog.

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

b. Management Services

Golar Management, our wholly-owned subsidiary which has its primary offices in London, Oslo, Kuala Lumpur and Split, provides commercial, operational and technical support, crew management services and supervision and accounting and treasury services to our, Golar Partners’ and Golar Power's vessels. In addition, under the management and administrative services agreements we have entered into with Golar Partners and Golar Power, certain officers and directors of Golar Management provide executive officer functions for their benefit. In addition, the administrative services provided by Golar Management include: (i) assistance in commercial management; (ii) execution of business strategies of Golar Partners and Golar Power; (iii) bookkeeping, audit and accounting services; (iv) legal and insurance services; (v) administrative and clerical services; (vi) banking and financial services; (vii) advisory services; (viii) client and investor relations; and (viii) integration of any acquired business.

Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services. In addition, Golar Management receives a management fee equal to 5% of its costs and expenses incurred in connection with providing these services. Parties may terminate the management and administrative services agreement by providing 120 days written notice.

FLNG

Compared to onshore terminals, the FLNG regasification industry is fairly young. FLNG projects are a solution for stranded reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves to LNG. In addition, FLNGs offer a more viable economic solution to the traditional giant land-based projects as they are able to be re-deployed. Golar’s liquefaction solution places liquefaction technology on board an existing LNG carrier using a rapid low-cost execution model resulting in a vessel conversion time of approximately three years. Golar was also the first company to enter into an agreement for the long-term employment of a FLNG based on the conversion of an existing LNG carrier.

The following table lists our FLNG as of March 15, 2019:

Vessel Name	Year of Delivery	Capacity	Flag	Type	Charterer/ Pool Arrangement	Current Charter Expiration	Charter Extension Options
Hilli Episeyo (1)	2017	2.4 mtpa	Marshall Islands	FLNG Moss	Perenco/SNH	2026	n/a

(1)
The Hilli Episeyo was converted into a FLNG from a LNG carrier which was originally constructed in 1975. She commenced her operations under the LTA with the Customer in May 2018. The existing LTA is for two of the four liquefaction trains and provides the Customer the option to increase liquefaction production.

Hilli Episeyo
FLNG Hilli Episeyo shortly before departure from Singapore

The Hilli Episeyo conversion was completed in October 2017 and she arrived in Cameroon on November 20, 2017. We tendered her notice of readiness on December 3, 2017 upon completion of pre-commissioning activities, starting the commissioning period. The Hilli Episeyo started earning commissioning payments at a reduced rate from January 4, 2018. First LNG was produced from the Hilli Episeyo in mid-March. The Hilli Episeyo completed her commissioning and was accepted by the customer in May 2018 (the “Acceptance Date”).
The LTA with the Customer was executed on November 29, 2017 and considered legally effective on December 19, 2017 when all conditions precedent were met.
Under the LTA, the Hilli Episeyo is scheduled to provide liquefaction services until the earlier of (i) eight years from the Acceptance Date, or (ii) the time of receipt and processing by the Hilli Episeyo of 500 billion cubic feet of feed gas. Under the terms of the LTA, the Hilli Episeyo is required to make available 1.2 million tonnes of liquefaction capacity per annum, this capacity will be spread evenly over the course of each contract year. The Customer will pay Hilli Corp a monthly tolling fee, which consists of a fixed element of hire and also an element related to the price of Brent crude oil where we receive incremental tolling fees when the price rises above $60.
The Customer has an option to require us to increase production to greater than 1.2 million tonnes per annum. The LTA provides certain termination rights to the Customer and Hilli Corp. The LTA provides for the payment by Hilli Corp of termination payments of up to $400 million (which reduces gradually as LNG production increases, reducing to $100 million once 3.6 million tonnes of LNG has been produced), $300 million of which is secured by a letter of credit, in the event of termination by Customer of Hilli Corp’s underperformance or non-performance. If the LTA is terminated by Hilli Corp in respect of a breach by the Customer prior to the second anniversary of the Acceptance Date, the Customer is obligated to pay Hilli Corp $500 million, with termination payments decreasing if the LTA is terminated after the second anniversary of the Acceptance Date.
On August 15, 2017, we entered into the Hilli Sale Agreement with Golar Partners for the Hilli Disposal from Golar and affiliates of Keppel and Black and Veatch of common units (the “Disposal Interests”) in Golar Hilli LLC. As of the closing on

July 12, 2018, of the Hilli Disposal, Hilli LLC became indirectly (via its wholly owned subsidiary) the disponent owner of the Hilli Episeyo. The sale price for the Disposal Interests was $658 million less net lease obligations under the financing facility for the Hilli Episeyo (the “Hilli Facility”). Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. Additionally, in connection with the closing of the Hilli Disposal, Golar Partners provided a several guarantee of 50% of Hilli Corp’s indebtedness under the Hilli Facility. Upon the closing of the Hilli Disposal, we, along with Keppel and Black and Veatch, sold 50% of the Disposal Interests to Golar Partners in return for the payment by Golar Partners of the net purchase price of $199.7 million.

Future FLNGs projects

a. BP Greater Tortue Ahmeyim project

In October 2014, we entered into agreements for the conversion of the Gimi into a FLNG. The primary vessel conversion contract was entered into with Keppel in December 2018. The Gimi was delivered to Keppel shipyard in Singapore in early 2019 to undergo initial works in connection with her conversion.

In February 2018 the Inter-Governmental Cooperation Agreement between Mauritania and Senegal was signed, enabling further development of the cross-border Tortue Ahmeyim natural gas field to continue. In April 2018, we entered into a Preliminary Agreement and exchanged Heads of Terms for a Charter Agreement with BP Mauritania Investments Ltd and BP Senegal Investments Ltd (together “BP") in their capacity as block operators. The Heads of Terms committed the parties to translate the terms into an agreement and proceed with Front End Engineering Design (“FEED”¨) on the provision of a FLNG vessel to support the development of Phase 1A of the Greater Tortue/Ahmeyin field, located offshore Mauritania and Senegal. In December 2018, we received a Limited Notice to Proceed from BP in connection with this project.

In February 2019, Golar entered into a Lease and Operate Agreement ("LOA") with BP for the charter of a FLNG unit, Gimi, to service the Greater Tortue Ahmeyim project for a 20-year period expected to commence in 2022. The FLNG Gimi will liquefy gas as part of the first phase of the Greater Tortue Ahmeyim Project and will be located at an innovative near-shore hub located on the Mauritania and Senegal maritime border. FLNG Gimi is designed to produce an average of approximately 2.5 million tonnes of LNG per annum, using the Black & Veatch "Prico" liquefaction process, with the total gas resources in the field estimated to be around 15 trillion cubic feet. Concurrent with entering into the LOA, we entered into a Subscription Agreement (subject to closing conditions) with First FLNG Holdings Pte. Ltd., an indirect wholly-owned subsidiary of Keppel Capital, in respect of their participation in a 30% share of FLNG Gimi.

b. Delfin LNG

Progress continues to be made on development of the first FLNG for the US Gulf of Mexico "Delfin LNG" project. When connected to Delfin's existing pipeline infrastructure, Golar's FLNG could deliver a low cost liquefaction solution in North America giving Delfin and Golar an early mover advantage marketing a relatively small parcel of LNG into a demand driven market. Work continues to establish the right gas supply and offtake combination to enable a financing and yard commitment before the end of 2019.

Power

In June 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with investment vehicles affiliated with the private equity firm Stonepeak. The purpose of Golar Power is to offer integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

In October 2016, Golar Power took its Final Investment Decision on the Porto de Sergipe Project, enabling CELSE to enter into a lump sum full turn-key EPC agreement with General Electric to build, maintain and operate the 1.5GW combined cycle power plant in Sergipe, Brazil. The power plant is scheduled to deliver power to 26 committed off-takers for 25 years from 2020.

The construction of the Sergipe power plant remains on track for commencement of operations in early 2020.

Further FSRU-power opportunities are being pursued in by Golar Power in Brazil and elsewhere. License approvals for projects are making good progress, including a recently gazetted Barcarena project. These licenses put Golar Power in a strong position to develop FSRU terminal projects, to win future power auctions, and to distribute LNG locally.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. As the FSRU market continues to grow and mature there are new competitors entering the market. A number of our competitors have also ordered FSRUs. Expectations of rapid growth in the FSRU market has also given owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid- and long-term FSRU charters.

Competition for these charters is based primarily on price, operational track record, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition of the vessel, relationships with LNG carrier users and reputation of the operator. In addition, FSRUs may operate as LNG carriers during periods of increased FSRU competition.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. There are currently only two operating FLNGs in the world. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the LNG vessel industry, has become less dependent on the seasonal transport of LNG than a decade ago. The advent of FSRUs has opened up new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. There is however a tendency for a weaker vessel market in the periods between winter and summer.

Vessel Maintenance

Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

Under our charters, we are responsible for the technical management of the vessels which our subsidiaries assist us by managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to administrative services agreements with certain of our subsidiaries, access to human resources, financial and other administrative functions.

These functions are supported by on board and onshore systems for maintenance, inventory, purchasing and budget management. In addition, our day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

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

The current protection and indemnity insurance coverage for pollution is $250 million per incident for the Hilli Episeyo and $1 billion per vessel per incident for all other vessels. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $8.2 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. A classification society certifies that a vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic, Golar Frost, Golar Viking and Golar Bear are certified by the American Bureau of Shipping. All of our other vessels are certified by Det Norske Veritas GL. All three societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class" other than two LNG carriers, the Gimi and the Gandria, with the Gimi recently removed from lay-up and delivered to Keppel's shipyard in Singapore to commence generic work in readiness for her conversion into a FLNG, and the Gandria is currently layed up.

We carry out inspections of the vessels on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Environmental and Other Regulations

General

Our business and the operation of our vessels are subject to various international treaties and conventions and to the applicable local national and subnational laws and regulations of the countries in which our vessels operate or are registered. These local laws and regulations might require us to obtain governmental permits and authorizations before we may conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.

The local governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations.

International environmental treaties and conventions and U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar in nature to the U.S. laws referenced below. GMN provides technical management services for our vessels, is certified in accordance with the IMO standard for ISM and operates in compliance with the International Standards Organization (“ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing shipping and international maritime trade. Among other requirements, Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention ("the ISM Code") requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager holds a document of compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to the International Gas Carrier Code (“IGC”) which provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

The IMO also promulgates ongoing amendments to SOLAS which provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch keeping standard, afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”) also promulgated by the IMO. The SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Flag states that have ratified the SOLAS and STCW generally employ the classification societies, which have incorporated the SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

 In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on July 1, 2004, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. GMN has developed security plans and appointed and trained ship and office security officers. In addition, all of our vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the Maritime Transportation Security Act (“MTSA”).

The United States Coast Guard ("USCG") regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the United States Environmental Protection Agency (the "EPA"). Future security measures could have a significant financial impact on us. GMN has developed security plans, appointed and trained ship and office security officers and all of our vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the MTSA.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Air Emissions

The IMO adopted MARPOL, which imposes environmental standards on the shipping industry relating to marine pollution, including oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling and applies to various vessels delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required. Annexes II and III relate to harmful substances carried in bulk, in liquid or in packaged form, respectively, and Annexes IV and V relate to sewage and garbage management, respectively.

MARPOL Annex VI regulations for the “Prevention of Air Pollution from Ships”, adopted in September 2017, apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All our vessels delivered or drydocked since May 19, 2005 have been issued IAPP Certificates.

 Amendments to Annex VI to the MARPOL Convention that took effect in 2010 require progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2012, fuel used to power vessels may contain no more than 3.5% sulfur for areas outside of designated emission control areas (“ECAs”). This cap will then decrease progressively until it reaches 0.5% on January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by being modified to burn gas only in their boilers when alongside a berth. Except for one of Golar Partners' vessels, we have modified the boilers on all our vessels to also allow operation on low sulfur diesel oil, or LSDO.

More stringent emission standards could apply in coastal areas designed as “Emission Control Areas” (“ECAs”), such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee ("MEPC"), as discussed in “U.S. Clean Air Act” below. These areas include certain coastal areas of North America and the United States

Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America and United States Caribbean Sea ECAs. Ocean-going vessels operating in these areas will be subject to stringent emission controls that may cause us to incur additional costs. The approval of other ECAs or other stringent requirements relating to emissions from marine diesel engines or port operations by vessels may require significant capital expenditures for compliance.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels, but that possibility cannot be eliminated.

Safety Management System Requirements
Under the ISM Code our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Anti-Fouling Requirements
Our vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention, which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for environmental protection and clean up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the release or discharge of hazardous substances whether on land or at sea. While LNG is generally excluded from the current definition of "hazardous substances" under OPA 90 and CERCLA, these regulatory frameworks may nevertheless affect us because we carry oil as fuel and lubricants for our engines, and the release or discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resource and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

The limits of OPA liability are the greater of $2,200 per gross ton or $18.8 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides liability for releases of “hazardous substances”, including for clean up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effect studies. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $500,000 for any other vessel. As with OPA, these limits of liability do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFR, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the USCG for each of our vessels that is required to have one.

Compliance with any new requirements of OPA, or other laws or regulations, may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, in July 2016, the U.S. Department of the Interior’s Bureau of Safety and Environmental Enforcement ("BSEE") finalized new regulations imposing well control requirements on offshore oil and gas drilling. However, this measure and others like it are being reevaluated by promulgating agencies pursuant to Executive Orders 13783 and 13795, which promote energy exploration and production. As part of this reevaluation, in May 2018, BSEE issued a proposal to revise or eliminate certain of the requirements under the 2016 well control rule. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make distributions to our unitholders.

 Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention entered into force on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention imposes strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

Ballast Water Management Convention, Clean Water Act and National Invasive Species Act

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The EPA and USCG, have also enacted rules relating to ballast water discharge for all vessels entering or operating in United States waters. Compliance requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

a. Ballast Water Management Convention

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (“BWM Convention”). The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BMW Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange became mandatory for our vessels.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. At MEPC 72, the G8 guidelines were converted into a mandatory code for approval of ballast water management systems, which enters into force in October 2019. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

b. Clean Water Act

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters - the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). In March 2013, the EPA re-issued the VGP. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance ("NSPs") to be developed by EPA and implemented and enforced by the USCG. Although the 2013 VGP was scheduled to expire in December 2018, under VIDA the provisions of the 2013 VGP will remain in place until the new regulations are in place.

c. National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) require the USCG's approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February, 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone were required to submit an annual report of their ballast water management practices. However, on September 19, 2018, the USCG published a final rule eliminating the requirement. Moreover, as discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.

Installation of ballast water treatments systems (“BWTS”), will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWTS. The additional costs of complying with these rules, relating to all our vessels, are estimated to be in the range of $1.8 million and $2.1 million per vessel and will be phased in over time in connection with the renewal surveys that are required. We have therefore decided to install BWTS on all our LNG Carriers on their first drydocking after 2017. The installation of the BWTS on the Golar Seal was completed in 2018.

Clean Air Act

The U.S. Clean Air Act of 1970 (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The Paris Agreement, which resulted from the 2015 United Nations Climate Change Conference in Paris, does not directly limit greenhouse gas emissions from vessels (e.g., there are no mandatory initiatives affecting the shipping industry in the Paris Agreement); however the IMO has agreed on a plan to reduce carbon emissions from marine vessels, as part of the shipping industry’s contribution to the Paris Agreement, which was adopted in April 2018 (see further discussion below).

In addition to the voluntary strategies to reduce greenhouse gas emissions through the United Nations climate process, our operations may be impacted by mandatory requirements imposed by the IMO. As of January 1, 2013, all vessels, including rigs and drillships, must comply with mandatory requirements adopted in July 2011 by the MEPC relating to greenhouse gas emissions, including the Energy Efficiency Design Index ("EEDI") and the Ship Energy Efficiency Management Plan ("SEEMP"), which are technical and operational measures to improve energy efficiency and reduce greenhouse gas emissions. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from vessels. In April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, as of January 1, 2018, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

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

Other Regulations

Our LNG vessels may also become subject to the HNS Convention. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas.

    The April 2010 Protocol sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS fund that comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 Protocol, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million Special Drawing Rights, or SDR. SDR is a potential claim on the freely usable currencies of the IMF members. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The April 2010 Protocol has yet entered into effect as the required minimum number of consenting states has not been met. We cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In June 2015 the IMO formally adopted the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels, including LNG. Compliance with the IGF Code is mandatory under SOLAS through adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report and note 4 "Subsidiaries" of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli LLC and Hilli Corp.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Vessel Operations".

We do not own any interest in real property. We lease approximately 10,700 square feet of office space in London, 32,000 square feet of office space in Oslo, for our ship management operations, 4,100 square feet of office space in Malaysia, 4,700 square feet of office space in Croatia and approximately 1,300 square feet of office space in Bermuda.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled "Item 4. Information on the Company" and our audited financial statements and notes thereto, included herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information-D. Risk Factors" for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Overview and Background

Please see the section of this Annual Report entitled "Item 4. Information on the Company-B. Business Overview-The Natural Gas Industry" for further discussion of the LNG market.

Factors Affecting Our Results of Operations and Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and our results may be principally affected for the following reasons:

•
Conversion of our vessels to FLNG. The Gimi was delivered to Keppel's shipyard in early 2019 to commence her conversion into a FLNG. FLNG conversions require highly specialized contractors and are subject to risk of delay or default by shipyards. In the event the shipyards do not perform under these agreements and we are unable to enforce certain refund guarantees with third party banks, we may lose part or all of our investment.

•
Utilization of the Hilli's full capacity. The Hilli Episeyo is the world’s first converted FLNG vessel. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks. Accordingly, delays in contracting Train 3 and Train 4 capacity could adversely affect our financial performance.

•
We, or our consolidated entities, may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. In addition, by virtue of the sale and leaseback transactions we have entered into with certain lessor VIEs, where we are deemed to be the primary beneficiary of the VIEs, we are required by US GAAP to consolidate these VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. As of December 31, 2018, we consolidated lessor VIEs in connection with the lease financing transactions for eight of our vessels. Refer to note 5 "Variable Interest Entities" and note 22 "Debt" of our consolidated financial statements included herein.

•
Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income. These changes may fluctuate significantly as interest rates, the price of our common shares or the price of commodities fluctuate. This includes changes in the fair value of the oil derivative instrument. Our Total Return Swap has a credit arrangement, whereby we are required to provide cash collateral on the initial acquisition price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. Refer to note 27 “Financial Instruments” in our Consolidated Financial Statements.

•
Our results will be dependent in part on the performance of the Cool Pool. We, along with GasLog and Golar Power, are in a Cool Pool arrangement to market our vessels which are currently operating in the LNG shipping spot market. As of March 15, 2019, we had contributed eight (2017: eight) of the 16 vessels to the pool. Each of the vessel owners continues to be responsible for the manning and the technical management of its respective vessels. Our share of the net pool revenues will be dependent upon the performance of the Pool Manager in securing employment and negotiating rates for all of the pool vessels.

•
Our investment in joint ventures and affiliates may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In November 2018, Golar Partners announced a distribution cut which failed to translate into an improved share price. Given the failure of the share price to recover and the sustained period of the suppressed share price, we recorded an other than temporary impairment charge of $149.4 million.

Please see the section of this Annual Report entitled “Item 3. Key Information-D. Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Liquefaction services revenue. Liquefaction services revenue is generated from a LTA entered into with our customer. Our provision of liquefaction services capacity includes the receipt of the customer’s gas, treatment and temporary storage on board our FLNG, and delivery of LNG to waiting carriers. We recognize revenue when obligations under the terms of our contract are satisfied.

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

Off-hire (including commercial waiting time). Our vessels may be idle, that is, off-hire, for several reasons: scheduled drydocking or special survey or vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire.

Vessel and other management fees. As part of our operations we provide various management and administrative services to our joint ventures and affiliates.

Voyage, charterhire expenses and commission expenses (including expenses from collaborative arrangement). Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our charterers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. Charterhire expenses refer to the cost of chartering-in vessels to our fleet and commissions relate to brokers' commissions. Furthermore, voyage, charterhire expenses and commission expenses includes related expenses attributable to vessels engaged in collaborative arrangements, such as the Cool Pool. In relation to the vessels participating in the Cool Pool, voyage expenses and commissions include a net allocation from the pool participants' vessels less the other participants' share of the net revenues earned by our vessels included in the Cool Pool.

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

Administrative expenses. Administrative expenses are comprised of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. Included within administrative expenses are pension and share option expenses. Pension expense includes costs associated with a defined benefit pension plan we maintain for some of our office-based employees (the UK Scheme and Marine Scheme). Although this scheme is now closed to new entrants the cost of this benefit will vary with the movement of actuarial variables and the value of the pension fund assets.

Project development expenses. These include the costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization.

Realized and unrealized gain on oil derivative instrument. In December 2017, we recognized a derivative asset in relation to the LTA. The derivative asset represents the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date, the changes in fair value are recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument", which forms part of our operating results.

Interest expense and interest income. Interest expense depends on our and our consolidated lessor VIE entities' overall level of borrowings, including costs associated with such borrowing. By virtue of the sale and leaseback transactions we have entered into with lessor VIEs, where we are deemed to be the primary beneficiary, we are required to consolidate these VIEs into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail refer to note 5 "Variable Interest Entities" of our consolidated financial statements included herein. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. During construction of a newbuilding, FSRU or FLNG retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or retrofitted vessel. In addition this treatment may also apply to certain of our equity method investments, meeting specific criterion, during the period prior to commencement of their planned principal operations. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of non-current assets. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our vessels' carrying amounts, we make assumptions regarding estimated future cash flows, the vessels' economic useful life and estimates in respect of residual or scrap value.

(Losses) gains on derivative instruments. (Losses) gains on derivative instruments include market valuation adjustments for interest rate swap derivatives, realized interest income/(expense) on interest rate swaps and market valuation adjustments on Earn-Out Units. The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Although for certain of our derivative arrangements such as our total return equity swap cash collateral may be required to be posted. As at December 31, 2018 cash collateral amounting to $82.9 million has been provided against our Total Return Swap (see note 14 "Restricted Cash and Short-term Deposits" of our consolidated financial statements included herein).

Other financial items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, foreign exchange gains/losses and other realized gains/(losses) on our financial instruments. Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Equity in net earnings or losses of affiliates. This includes our share of the earnings or losses of our affiliates. Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. These are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. We record our investment in the affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investments in affiliates". The basis difference will then be amortized through the consolidated statements of income.

Non-Controlling Interest. Non-controlling interest refers to the 44.6% interest in Hilli LLC. In addition, we have entered into various sale and leaseback arrangements with wholly-owned special purpose vehicles (“lessor SPVs”) of financial institutions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. Thus, the equity attributable to these financial institutions is included in our non-controlling interest. For additional details, see note 5 “Variable Interest Entities” to our Consolidated Financial Statements included herein.

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

Results of Operations

Our results for the years ended December 31, 2018, 2017 and 2016 were affected by several key factors:

•
Interest costs of $43.9 million, $72.4 million and $50.3 million were capitalized in 2018, 2017 and 2016, respectively, in relation to the FLNG conversion of the Hilli, the investment in our affiliate, Golar Power and our newbuilding under construction;

•
The realized and unrealized gains and losses on mark-to-market adjustments for our derivative instruments, excluding the Hilli embedded derivative, of $30.5 million loss, $20.7 million gain and $16.5 million gain in 2018, 2017 and 2016, respectively;

•	Mark-to-market loss of $16.8 million and gain of $15.1 million in 2018 and 2017, respectively, on the embedded derivative in relation to the Hilli LTA.

•
In September 2014, the Hilli was delivered to Keppel, in Singapore for commencement of her FLNG conversion. The Hilli completed her conversion in October 2017 and subsequently underwent commissioning. In 2018, she completed commissioning and was accepted under the LTA with the Customer and is now in full commercial operation.

•
Other operating income for the year ended December 31, 2018 includes $50.7 million recovered from West Africa Gas Limited in relation to amounts due under the charter agreement. In addition, subsequent to the decision to wind down OneLNG, we have written off $12.7 million of the trading balance with OneLNG as we deem it to be no longer recoverable.

•
Other-than-temporary impairment on our investment in Golar Partners amounting to $149.4 million was recognized for the year ended December 31, 2018 in the line item Equity in net (losses) earnings of affiliates;

•
Charterhire expenses of $nil, $17.4 million and $28.4 million for the year ended December 31, 2018, 2017 and 2016, respectively, arising from the charter-back of the Golar Grand from Golar Partners, under an agreement executed at the time of the disposal to Golar Partners. On November 1, 2017, the Golar Grand arrangement concluded;

•	Our vessels were affected by commercial waiting time;

•	Share options expense on options granted during 2018, 2017 and 2016;

•	Project expenses such as those relating to FLNG project development;

•	Deconsolidation of Golar Power in July 2016, which resulted in the recognition of a loss of $8.5 million on loss of control; and

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

A. Operating Results

Year ended December 31, 2018, compared with the year ended December 31, 2017

As of December 31, 2018, we managed our business and analyzed and reported our results of operations on the basis of three segments: Vessel operations, FLNG and Power. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. See note 7 "Segment Information" of our consolidated financial statements included herein.

The following details our consolidated revenues and expense information for the three segments for each of the years ended December 31, 2018 and 2017:

Vessel operations segment

	December 31,
(in thousands of $, except average daily TCE)	2018	2017	Change	% Change

Total operating revenues	302,979	143,537	159,442	111%
Vessel operating expenses	(70,543)	(55,944)	(14,599)	26%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(104,463)	(61,171)	(43,292)	71%
Administrative expenses (2)	(51,716)	(36,296)	(15,420)	42%
Project development expenses (2)	(5,165)	(9,796)	4,631	(47)%
Depreciation and amortization	(65,496)	(76,522)	11,026	(14)%
Other operating gains	50,740	—	50,740	100%
Operating income (loss)	56,336	(96,192)	152,528	(159)%

Equity in net (losses) earnings of affiliates	(138,677)	1,503	(140,180)	(9,327)%

Other Financial Data:

Average Daily TCE (1) (to the closest $100)	43,700	17,500	26,200	150%
Calendar days less scheduled off-hire days	3,987	3,885	102	3%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE, please see “Item 3. Key Information-A. Selected Financial Data."
(2) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Total operating revenues: Operating revenues increased by $159.4 million to $303.0 million for the year ended December 31, 2018 compared to $143.5 million in 2017. This was principally due to an increase of:

•
$144.8 million as a result of improved utilization and daily hire rates, including repositioning fees, from our vessels operating within the Cool Pool during the year ended December 31, 2018 compared to the same period in 2017; and

•	$16.0 million as a result of the Golar Glacier commencing her new 12 month charter in February 2018.

Average daily TCE: As a result of an overall increase in charter rates and utilization of most of our vessels within the period, we had a higher daily TCE for the year ended December 31, 2018 of $43,700 compared to $17,500 for the same period in 2017.

Vessel operating expenses: Vessel operating expenses increased by $14.6 million to $70.5 million for the year ended December 31, 2018, compared to $55.9 million for the same period in 2017, primarily due to an increase of:

•	$6.2 million in operating costs in relation to our vessels operating within the Cool Pool; and

•	$7.8 million of reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018.

Voyage, charterhire and commission expenses: Largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses of $43.3 million to $104.5 million for the year ended December 31, 2018 compared to $61.2 million for the same period in 2017, is principally due to an increase of:

•
$52.2 million of voyage expenses that arose from the increased utilization of our vessels participating within the Cool Pool, for which we receive credit under the Cool Pool arrangement (further described in note 28(d) "Related Parties" of our consolidated financial statements included herein); and

•	$3.2 million due to the Golar Viking being taken out of lay-up.

This was partially offset by the $12.7 million decrease in charterhire expense relating to the charter back of the Golar Grand from Golar Partners. As the charter back of the Golar Grand was completed in November 1, 2017, there was no comparable charterhire expense in 2018.

Administrative expenses: Administrative expenses increased by $15.4 million to $51.7 million for the year ended December 31, 2018 compared to $36.3 million for the same period in 2017, principally due to an increase in salaries and employee benefits (including share options expenses).

Project development expenses: Project development expenses decreased by $4.6 million to $5.2 million for the year ended December 31, 2018 compared to $9.8 million for the same period in 2017, principally due to a decrease in non-capitalized project-related expenses comprising of legal, professional and consultancy costs.

Depreciation and amortization: Depreciation and amortization decreased by $11.0 million to $65.5 million for the year ended December 31, 2018 compared to $76.5 million for the same period in 2017, principally due to a decrease of:

•	$7.8 million in Golar Tundra depreciation as a result of a $9.7 million catch-up charge recognized upon the vessel ceasing to be classified as held-for-sale in March 2017; and

•	$3.3 million in the Gandria depreciation as she reached the end of her useful economic life at December 31, 2017, and accordingly, no further depreciation expense was recognized in 2018.

Other operating gains: This represents initial amounts recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2018	2017	Change	% Change
Share in net earnings in Golar Partners	7,001	17,702	(10,701)	(60)%
Impairment of investment in Golar Partners	(149,389)	—	(149,389)	100%
Net loss on deemed disposal of investments in Golar Partners	—	(16,992)	16,992	100%
Share of net earnings (loss) in other affiliates	3,711	793	2,918	368%
	(138,677)	1,503	(140,180)	(9,327)%

The decrease in the share of net earnings in Golar Partners is as a result of a decrease in the underlying performance of Golar Partners in 2018. As a result, during the year ended December 31, 2018, we recognized an impairment charge of $149.4 million. The year ended December 31, 2017 included a deemed loss on disposal of $17.0 million as a result of a dilution in our holding in Golar Partners due to further issuances of common units by Golar Partners in February 2017. As of December 31, 2018, we held a 32.0% (2017: 31.8%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of IDRs.

The share of net earnings in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E ("ECGS") and Avenir LNG Limited ("Avenir"). During the year ended December 31, 2018 we recognized negative goodwill of $3.8 million in equity in net earnings of affiliates to reflect our bargain purchase of Avenir. Refer to note 16 "Investment in Affiliates" of our Consolidated Financial Statements included herein for further details.

FLNG segment

	December 31,
(in thousands of $)	2018	2017	Change	% Change
Total operating revenues	127,625	—	127,625	100%

Vessel operating expenses	(26,317)	(2)	(26,315)	1,315,750%
Voyage expenses	(1,363)	(121)	(1,242)	1,026%
Administrative expenses (1)	175	(1,736)	1,911	(110)%
Project development expenses (1)	(16,526)	(2,506)	(14,020)	559%
Depreciation and amortization	(28,193)	—	(28,193)	100%
Other operating gains	2,749	15,100	(12,351)	(82)%
Operating gain	58,150	10,735	47,415	442%

Equity in net losses of affiliates	(2,047)	(8,153)	6,106	(75)%
(1) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Total operating revenues: On May 31, 2018, the Hilli was accepted by the Customer and, accordingly, commenced operations. As a result, she generated $127.6 million total operating revenues in relation to her liquefaction services for the year ended December 31, 2018.

Vessel operating expenses: This represents the vessel operating expenses incurred by the Hilli since she commenced operations.

Project development expenses: This relates to non-capitalized project-related expenses comprising of legal, professional and consultancy costs. The increase for the twelve months ended December 31, 2018 was primarily as a result of increased engineering consultation fees and front-end engineering and design costs in relation to the Greater Tortue Ahmeyim project.

Depreciation: Subsequent to the Customer's acceptance of the Hilli, we determined her to be operational and, therefore, depreciation commenced during the second quarter of 2018 .

Other operating gains: Includes the realized and unrealized gain on the oil derivative instrument. In 2018, we recognized a realized gain of $26.7 million, and an unrealized fair value loss of $10.0 million, relating to the LTA oil derivative instrument as a result of the increased price of Brent Crude during the year. The derivative asset was recognized upon the LTA becoming effective in December 2017. In 2017, we recognized an unrealized fair value gain of $15.1 million.

For the year ended December 31, 2018, this is partially offset by a $1.3 million write off of capitalized conversion costs in relation to the Gandria. In addition, subsequent to the decision to wind down OneLNG, we have written off $12.7 million of the trading balance with OneLNG as we deem it to be no longer recoverable.

Equity in net losses of affiliates: Pursuant to the formation of OneLNG in July 2016, we equity account for our share of net losses in OneLNG. Given the difficulties in finalizing an attractive debt financing package along with other capital and resource priorities, in April 2018, Golar and Schlumberger decided to wind down OneLNG and work on FLNG projects as required on a case-by-case basis. As a result, activity levels have been substantially reduced for the year ended December 31, 2018 and the carrying value of the investment was written down to $nil.

Power segment

	December 31,
(in thousands of $)	2018	2017	Change	% Change

Equity in net (losses) of Golar Power	(16,913)	(18,798)	1,885	(10)%

Pursuant to the formation of Golar Power in July 2016, we have accounted for our interest in Golar Power under the equity method.

The share of net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (further described in note 28 "Related Parties" of our consolidated financial statements included herein) and the administrative cost of business development activities from Golar Power's Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which is not yet operational as the power plant is still under construction.

Other non-operating results

The following details our other consolidated results for the years ended December 31, 2018 and 2017:

	December 31,
(in thousands of $)	2018	2017	Change	% Change

Total other non-operating expense	—	(81)	81	(100)%
Interest income	10,133	5,890	4,243	72%
Interest expense	(101,908)	(59,305)	(42,603)	72%
(Losses) gains on derivative instruments	(30,541)	20,696	(51,237)	(248)%
Other financial items, net	(1,481)	(69)	(1,412)	2,046%
Income taxes	(1,267)	(1,505)	238	(16)%
Net income attributable to non-controlling interests	(63,214)	(34,424)	(28,790)	84%

Interest income: Interest income increased by $4.2 million to $10.1 million for the year ended December 31, 2018, compared to $5.9 million for the same period in 2017 due to returns on our fixed deposits that had been made in 2018, and income derived from the lending capital of our lessor VIEs, that we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense increased by $42.6 million to $101.9 million for the year ended December 31, 2018 compared to $59.3 million for the same period in 2017. In addition to higher LIBOR rates, this was primarily due to:

•
$22.7 million increase in interest expense arising on the loan facilities of our consolidated lessor VIEs (refer to note 5 "Variable Interest Entities ("VIE")" of our consolidated financial statements included herein), in particular on the Hilli post-delivery sale and leaseback arrangement entered into during June 2018;

•	$21.7 million lower capitalized interest on borrowing costs in relation to our investment in the Hilli FLNG conversion prior to acceptance of the vessel;

•	$7.0 million increase in amortization of deferred financing costs in relation to the Hilli facility; and

•	$1.4 million increase in interest expense in relation to the $402.5 million convertible bond issued in February 2017, resulting in a full year of interest incurred in 2018.

This was partially offset by a decrease of:

•	$5.9 million in interest expense relating to the Hilli disposal;

•	$5.0 million higher capitalized interest on borrowing costs in relation to our investment in Golar Power.

Losses on derivative instruments: Losses on derivative instruments increased by $51.2 million to a loss of $30.5 million for the year ended December 31, 2018 compared to a gain of $20.7 million for the same period in 2017. The movement was primarily due to:

Net unrealized and realized gains on interest rate swap agreements: As of December 31, 2018, we have an interest rate swap portfolio with a notional amount of $950 million, none of which are designated as hedges for accounting purposes. Net unrealized gains on the interest rate swaps decreased to a gain of $0.6 million for the year ended December 31, 2018 compared to a gain of $6.6 million for the same period in 2017, due to an improvement in the long-term swap rates, offset by the decreased notional value of the swap portfolio over the period. Realized gains on our interest rate swaps increased to a gain of $8.1 million for the year ended December 31, 2018, compared to a loss of $3.8 million for the same period in 2017. The increase was primarily due to higher LIBOR rates for the year ended December 31, 2018.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been extended to June 2019. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $30.7 million recognized in the year ended December 31, 2018 compared to a gain of $16.6 million for the same period in 2017. The loss in 2018 is due to the fall in the Company's share price during 2018.

Unrealized mark-to-market losses on Earn-Out Units: This relates to the mark-to-market movement on the Earn-Out Units issuable in connection with the IDR reset transaction in October 2016, which we recognize as a derivative asset in our consolidated financial statements. The decrease in Golar Partners' quarterly distribution to $0.4042 per common unit on October 24, 2018 resulted in the contingent Earn-Out Units arising out of the IDR reset transaction in October 2016 not crystallizing and, accordingly, we recognized a mark-to-market loss of $7.4 million for the year ended December 31, 2018, effectively reducing the derivative asset to $nil at December 31, 2018, compared to a gain of $0.4 million for the same period in 2017.

Net income attributable to non-controlling interests: The net income attributable to non-controlling interests comprises of (i) $19.7 million and $1.5 million in relation to the non-controlling shareholders who hold interests in Hilli LLC and Hilli Corp (prior to the incorporation of Hilli LLC) for the year ended December 31, 2018 and 2017, respectively, and (ii) $43.5 million and $32.9 million in relation to the equity interests in our lessor VIEs for the year ended December 31, 2018 and 2017, respectively. We are party to sale and leaseback arrangements for eight vessels with these lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

Year ended December 31, 2017, compared with the year ended December 31, 2016

The following details our consolidated revenues and expense information for the three segments for each of the years ended December 31, 2017 and 2016:

Vessel operations segment

	December 31,
(in thousands of $, except average daily TCE)	2017	2016	Change	% Change

Total operating revenues	143,537	80,257	63,280	79%
Vessel operating expenses	(55,944)	(53,163)	(2,781)	5%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(61,171)	(47,563)	(13,608)	29%
Administrative expenses (2)	(36,296)	(37,302)	1,006	(3)%
Project development expenses (2)	(9,796)	(5,082)	(4,714)	93%
Depreciation and amortization	(76,522)	(72,972)	(3,550)	5%
Impairment of non-current assets	—	(1,706)	1,706	(100)%
Other operating gains - LNG trading	—	16	(16)	(100)%
Operating loss	(96,192)	(137,515)	41,323	(30)%

Equity in net earnings of affiliates	1,503	37,344	(35,841)	(96)%

Other Financial Data:
Average Daily TCE (1) (to the closest $100)	17,500	10,100	7,400	73%
Calendar days less scheduled off-hire days	3,885	4,034	(149)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."
(2) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

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

Administrative expenses: Administrative expenses decreased by $1.0 million to $36.3 million for the year ended December 31, 2017 compared to $37.3 million in 2016. This was due to a general decrease following a change in the classification of fleet management related administrative costs to vessel operating expenses.

Project development expenses: Project expenses increased by $4.7 million to $9.8 million for the year ended December 31, 2017 compared to $5.1 million in 2016. This was primarily due to an increase in salaries and benefits, mainly as a result of an increase in headcount, and an increase in travel costs of $1.4 million in connection with the various new ventures and associated projects entered into during the second half of 2016, such as Golar Power and OneLNG. This was partially offset by (i) a decrease of $1.8 million in legal and professional fees; and (ii) a decrease in administration expenses due to greater capitalization of certain costs directly associated with the conversion of the Hilli into a FLNG.

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

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2017	2016	Change	% Change
Share of net earnings in Golar Partners	17,702	37,716	(20,014)	(53)%
Loss on disposal of investments in Golar Partners	(16,992)	—	(16,992)	100%
Share of net earnings (loss) in other affiliates	793	(372)	1,165	(313)%
	1,503	37,344	(35,841)	(96)%

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

FLNG segment

	December 31,
(in thousands of $)	2017	2016	Change	% Change
Total operating expenses	(4,365)	(3,576)	(789)	22%
Unrealized gain on oil derivative instrument	15,100	—	15,100	100%
Operating gain (loss)	10,735	(3,576)	14,311	(400)%

Equity in net loss of affiliates	(8,153)	—	(8,153)	100%

Total operating expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs.

Unrealized gain on oil derivative instrument: In 2017, we recognized a $15.1 million unrealized fair value gain relating to the Hilli LTA embedded derivative. This represents the fair value movements from the initial value ascribed to the derivative upon effectiveness of the LTA in December 2017 and the fair value at the balance sheet date. See note 2 "Basis of Preparation and Significant Accounting Policies" of our Consolidated Financial Statements included herein for further details.

Equity in net loss of affiliates: Pursuant to the formation of OneLNG in July 2016, we account for our share of net losses in OneLNG.

Power segment

	December 31,
(in thousands of $)	2017	2016	Change	% Change

Equity in net (losses) earnings of affiliates	(18,798)	10,534	(29,332)	(278)%

The share of net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (further described in note 28 "Related Parties" of our Consolidated Financial Statements included herein) and the results of operations from Golar Power's Brazilian subsidiaries.

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

Other non-operating results

The following details our other consolidated results for the years ended December 31, 2017 and 2016:

	December 31,
(in thousands of $)	2017	2016	Change	% Change

Total other non-operating expense	(81)	(8,615)	8,534	(99)%
Interest income	5,890	2,969	2,921	98%
Interest expense	(59,305)	(71,201)	11,896	(17)%
Gains on derivative instruments	20,696	16,491	4,205	25%
Other financial items, net	(69)	(7,800)	7,731	(99)%
Income taxes	(1,505)	589	(2,094)	(356)%
Net income attributable to non-controlling interests	(34,424)	(25,751)	(8,673)	34%

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

Gains on derivative instruments: Gains on derivative instruments increased by $4.2 million to a gain of $20.7 million for the year ended December 31, 2017, compared to a gain of $16.5 million for the same period in 2016. The movement was primarily due to:

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

Other financial items, net: Other financial items, increased by $7.7 million to a loss of $0.1 million for the year ended December 31, 2017 compared to a loss of $7.8 million for the same period in 2016. The movement was primarily due to:

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

Our funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners, Euros and Central African CFA Franc. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swaps and our oil derivative instrument.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements, potential investments in our joint ventures and affiliates, and conversion project related commitments due within the next 12 months. Over the last 12 months the outlook in the LNG shipping market has improved. Whilst certain challenges remain, the Company's forward view of the market remains positive despite current volatility. Vessel deliveries are expected to slow, from record levels in 2018, heading into 2019. At the same time, new liquefaction capacity ramps up at close to its fastest pace in history with approximately 35mtpa of new LNG scheduled to come on line in 2019 versus 30mtpa in 2018. The market may be prone to further periods of volatility and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our vessels in the Cool Pool for the next 12 months is $47.9 million, based on our historical average operating costs. Additionally, we require a small amount of working capital for our vessel currently in lay-up.

As of March 15, 2019, we have a fleet of 14 vessels, of which three vessels are on short-term charters or operating on the spot market, eight vessels are operating on the spot market (via the Cool Pool) and one vessel is in lay-up, one vessel entered Keppel’s shipyard in early 2019 to commence her conversion into a FLNG, and one FLNG vessel, the Hilli, is operating on a long-term tolling agreement.

As of December 31, 2018, we had cash and cash equivalents (including short-term deposits) of $704.3 million, of which $486.4 million is restricted cash. Included within restricted cash is $174.6 million in respect of the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, $82.9 million cash collateral on our Total Return Swap, and the balance mainly relating to the cash belonging to Lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 14 "Restricted Cash and Short-term Deposits" of our consolidated financial statements included herein for additional details.

Since December 31, 2018, significant transactions impacting our cash flows include:

Receipts:

•
receipt of $9.2 million in February 2019, in respect of cash distributions for the quarter ended December 31, 2018, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date, albeit $1.7 million was used to satisfy interest payments on the Margin Loan Facility as a result of 21,226,586 of Golar Partners common units held by us being pledged as security for the obligations under the facility.

Payments:

•	payments of $15.1 million, in cash distributions to our shareholders in January 2019 in respect of the quarter ended September 30, 2018;

•
payment of $5.0 million in March 2019 to the non-controlling shareholders in Hilli LLC in relation to the Hilli Disposal, representing a working capital adjustment to the net purchase price received from Golar Partners;

•	payment of $13.0 million to an entity of CCBFL, in January 2019, for the extension of the put-option under the finance lease for the Golar Seal; and

•	payment of $19.3 million of scheduled loan and interest repayments.

Golar Viking is currently serving a short-term contract, due to expire in December 2019. Golar has also entered into binding agreements with a Croatian project developer, LNG Hrvatska d.o.o., to convert the 2005 built Golar Viking into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of 10 years. Conversion capital expenditure will be funded by stage payments under the agreement. Commencement of this project is subject to certain conditions precedent, including confirmation of project funding and receipt of a Notice to Proceed from LNG Hrvatska d.o.o.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 5 "Variable Interest Entities" of our consolidated financial statements included herein) is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra, we are currently exploring our refinancing options, including extension of the lenders’ deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity.

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
Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our joint venture, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including additional sales of interests in Hilli LLC), and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

On February 26, Golar entered into an agreement with BP for the charter of a FLNG unit, Gimi, for a 20-year period expected to commence in the second half of 2022. LNG carrier Gimi has been relocated from layup to Keppel Shipyard where a site team has been assembled. Golar also entered into a Shareholders Agreement with Keppel Capital in respect of their participation in a 30% share of the project. Total conversion works, which incorporate lessons learned from FLNG Hilli Episeyo including some improvements and modifications, are expected to cost approximately $1.3 billion. We anticipate annual contracted revenues less forecasted operating costs of approximately $215 million per year. Golar is in the final stages of receiving an underwritten credit commitment for a $700 million long-term financing facility with a syndicate of international banks that will also be available during construction.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
	2018	2017	2016
(in millions of $)
Net cash provided by (used in) operating activities	116.7	(35.1)	(115.4)
Net cash (used in) provided by investing activities	(202.5)	(419.9)	3.9
Net cash provided by financing activities	177.4	427.4	234.3
Net increase (decrease) in cash, cash equivalents and restricted cash	91.6	(27.5)	122.8
Cash, cash equivalents and restricted cash at beginning of year	612.7	640.2	517.4
Cash, cash equivalents and restricted cash at end of year	704.3	612.7	640.2

Net cash provided by (used in) operating activities

Cash provided by operating activities increased by $151.8 million to $116.7 million in 2018 compared to cash utilized of $35.1 million in 2017. The increase in cash generated in 2018 was primarily due to:

•	higher contributions recognized from our participation in the Cool Pool as a result of improved utilization and daily hire rates from the Cool Pool vessels;

•	lower charterhire payments as a result of the expiry of the charter-back arrangement of the Golar Grand from Golar Partners in November 2017;

•	$50.7 million in cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra; and

•	the improvement on the general timing of working capital in 2018 compared to the same period in 2017.

Cash utilized by operating activities decreased by $80.3 million to $35.1 million in 2017 compared to $115.4 million in 2016. The decrease in cash utilized in 2017 was primarily due to:

•	the continued tightening of the LNG shipping market, which resulted in an overall increase in charter rates and higher utilization levels of our vessels trading in the Cool Pool;

•
lower charterhire payments relating to the charter-back of the Golar Grand from Golar Partners as a result of her drydocking in 2017 in addition to the charter-back arrangement ending on November 1, 2017; and

•	the improvement on the general timing of working capital in 2017 compared to the same period in 2016.

Net cash (used in) provided by investing activities

Net cash used in investing activities of $202.5 million in 2018 comprised mainly of:

•	the addition of $116.7 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG;

•	additions of $95.5 million to investments in affiliates, which relates principally to capital contributions made to Golar Power of $55.0 million and our investment in Avenir of $24.8 million; and

•	additions to vessels and equipment of $33.1 million.

This was partially offset by:

•	receipt of $9.7 million from Golar Partners in relation to the Hilli Disposal; and

•
dividends received from Golar Partners. Following the adoption of amendments in ASC 230, we have adopted the cumulative earnings approach in relation to the classification of dividends received from our equity method investees in our statements of cash flows. Accordingly, although $49.0 million in dividends was received from Golar Partners in 2018, of this, $33.2 million has been classified in investing activities with the balance in operating activities.

Net cash used in investing activities of $419.9 million in 2017 comprised mainly of:

•	the addition of $390.6 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and

•	additional capital contributions of $111.0 million in respect of our investment in Golar Power.

This was partially offset by:

•	a deposit received of $70.0 million from Golar Partners in respect of the Hilli Sale Agreement in August 2017; and

•
dividends received from Golar Partners. Following the adoption of amendments in ASC 230, we have adopted the cumulative earnings approach in relation to the classification of dividends received from our equity method investees in our statements of cash flows. Accordingly, although $52.7 million in dividends was received from Golar Partners in 2017, which is comparable to that which was received in the same period in 2016, of this, $25.1 million has been classified in investing activities with the balance in operating activities.

Net cash provided by financing activities

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities of $177.4 million in 2018 arose primarily due to proceeds of $1.2 billion from our debt facilities, including:

•	$115.0 million further drawdown on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG;

•	$960.0 million drawdown on the post-acceptance Hilli sale and leaseback financing in relation to the Hilli Facility; and

•
$101.0 million of debt proceeds drawn down by the lessor VIE, which owns the Golar Crystal, upon refinancing of its debt into a long-term loan facility. See note 8 "Variable Interest Entities" of our consolidated financial statements included herein.

This was partially offset by:

•
loan repayments of $994.9 million, which includes (i) the repayment of $640.0 million on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG, (ii) payment of $105.0 million in connection with the refinancing of the Golar Crystal facility mentioned above, (iii) payments of $76.9 million in connection with the Golar Tundra financing arrangement and (iv) scheduled repayments on our remaining debt facilities; and

•	payment of dividends of $42.9 million.

Net cash provided by financing activities of $427.4 million in 2017 arose primarily due to proceeds from our debt facilities, including:

•	$275.0 million drawn down on the FLNG Hilli facility in relation to the conversion of the Hilli to a FLNG;

•
$112.0 million of debt proceeds in connection with our refinancing of the Golar Crystal debt facility (see note 5 "Variable Interest Entities" of our consolidated financial statements included herein);

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

•	payment of $31.2 million for capped call transactions entered into in conjunction with the issuance of the new convertible bond mentioned above; and

•	payment of dividends of $20.4 million.

Borrowing Activities

As of December 31, 2018, we had total outstanding borrowings, gross of capitalized borrowing costs, of $2.6 billion, secured by, among other things, our vessels, our ownership in Golar Partners, and unsecured convertible bonds outstanding of $353.7 million. Please refer to note 20 "Debt" of our consolidated financial statements included herein for further detailed information on our borrowings as of December 31, 2018.

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

Interest rate swap agreement

As of December 31, 2018, we have interest rate swaps with a notional amount of $950 million representing approximately 37.0% of our total debt. Our swap agreements have expiration dates between 2019 and 2021 and have fixed rates of between 1.23% and 1.94%. The total unrealized gain recognized in the consolidated statement of operations relating to our interest rate swap agreements in 2018 was $0.6 million.

Total Return Swap agreement

In December 2014 we entered into a TRS related to 3.0 million of our common shares, which is indexed to our own common shares. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners. The total unrealized loss recognized in the consolidated statement of operations relating to our TRS agreement in 2018 was $30.7 million.

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

In addition to the above TRS transaction, we may from time to time enter into short-term TRS arrangements relating to securities in other companies. The above TRS transactions were our only TRS agreements as of December 31, 2018.

Hilli LTA

Following the LTA becoming effective in December 2017, and on commencement of the commissioning activities, we recognized a derivative asset ("day one gain") of $79.6 million, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of December 31, 2018 was $84.7 million (2017: $94.7 million) and, as a result, the total unrealized loss recognized in the consolidated statement of operations relating to this this derivative was $10.0 million.

Foreign currencies

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through expenditure in respect of our vessels' drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office. The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars, Central African CFA Franc and, to a lesser extent, British Pounds.

Capital Commitments

FLNG conversion

Our FLNG conversion commitments are described in Item 18 - Financial Statements: note 29, "Capital Commitments".

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

Liquefaction services revenue is generated from a LTA entered into with our customer. Our provision of liquefaction services capacity includes the receipt of the customer’s gas, treatment and temporary storage on board our FLNG, and delivery of LNG to waiting carriers. The liquefaction services capacity provided to our customer is considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Revenues generated from management fees are recorded rateably over the term of the contract as services are provided.

Vessels and impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. When such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2018, for nine of our vessels (refer to note 9 "Impairment of Non-current Assets" of our consolidated financial statements included herein), the carrying value was higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and so performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as, for each of these vessels, the projected undiscounted net cash flows was significantly higher than its carrying value.

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

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e. projected undiscounted net cash flows basis) included, among others, charter rates, ship operating expenses, utilization, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rate (based on a third party valuation), option renewal rate with the existing counterparty or existing long-term charter rate, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs adjusted for assumed inflation.

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

Furthermore, in relation to the vessels, the Gimi and the Gandria, whilst they have been earmarked for conversion into FLNG vessels, for consistency with the methodology applied in our impairment review, estimated vessel market values for these vessels is on the basis they operate as LNG carriers/FSRUs.

Effect if actual results differ from assumptions: As of December 31, 2018, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of the seven vessels, were greater than their carrying value. With respect to these seven vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Consolidation of lessor VIE entities

Description: As of December 31, 2018, we leased eight vessels under finance leases from wholly-owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits and interest expense.

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

Impairment of our equity investment in the Partnership

Description: The Company’s investment in the Partnership consists of Common Units, GP Units and IDRs. We account for our investment in the Partnership as an equity method investment meaning that the asset is recorded at historical cost adjusted for our proportionate share of the Partnership's earnings and reduced by distributions received from the Partnership. The day one cost of the investment was the fair value of the units on the date of deconsolidation. We are required to review our investment for impairment whenever events or changes indicate that the carrying amount of the investment might not be recoverable. The supressed Common Unit share price throughout 2018 coupled with the Partnership’s distribution cut announced in November, led management to conclude that the decline in the value of the Partnership was “other than temporary”.

Judgments and estimates: In calculating the fair value of the Partnership, the Company applied a Monte Carlo Simulation model to estimate the total equity value of the Partnership that then in turn determines the total distribution payment to all unit holders including Common, GP and IDR. The key inputs into the model are the valuation date share price (31 December 2018: $10.80), the long term volatility curve and the long-term dividend yield of the Partnership. The long term volatility curve takes into accounts movements in the Partnership’s share price since IPO and the long-term dividend yield was benchmarked against the Partnership’s historical dividend yield.

Effect if actual results differ from assumptions: Although we believe that the underlying assumptions supporting the impairment are reasonable, if a different long-term dividend yield (+/- 2%) was used then this could have led to a different value of the IDR and GP units, however, the difference is not considered material in the context of the overall valuation.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 "Recently Issued Accounting Standards".

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the section of this item entitled "- Market Overview and Trends" and "Item 4. Information on the Company - B. Business Overview - The Natural Gas Industry."

E.           Off-Balance Sheet Arrangements

We are committed to make rental payments under operating leases for office premises. The future minimum rental payments under our non-cancellable operating leases for office premises are disclosed below in the tabular disclosure of contractual obligations.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2018:

(in millions of $)	Total Obligation	Due in 2019	Due in 2020 – 2021	Due in 2022 – 2023	Due Thereafter
Long-term and short-term debt (1)	2,582.2	732.2	349.6	561.6	938.8
Interest commitments on long-term debt and other interest rate swaps (2)	451.7	84.9	142.5	103.6	120.7
Operating lease obligations (3)	20.4	5.4	6.4	4.5	4.1
Purchase obligations:
Egyptian Venture (4)	—	—	—	—	—
FLNG conversion (5)	21.5	21.5	—	—	—
Other non-current liabilities (6)	—	—	—	—	—
Total	3,075.8	844.0	498.5	669.7	1,063.6

(1)
The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest. Included in these amounts are balances relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 5 "Variable Interest Entities ("VIE")" and note 20 "Debt" of our consolidated financial statements included herein).

(2)
Our interest commitment on our long-term debt is calculated based on assumed LIBOR rates of between 2.41% to 2.95% and take into account our various margin rates and interest rate swaps associated with each financing arrangement.

(3)	We are committed to making rental payments under operating leases for leased offices, equipment and other assets.

(4)
As at December 31, 2018, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by the Egyptian Natural Gas Holding Company, or ECGS, as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.

(5)
We have a contract with Keppel and Black & Veatch for the conversion of our LNG carrier, the Gimi into a FLNG. The Gimi has recently entered the Keppel shipyard to commence its conversion to a FLNG. The conversion agreement for the Gimi is subject to certain payments and lodging of a full Notice to Proceed.

Subsequently, in February 2019, we entered into a 20 year Lease and Operate Agreement with BP for the charter of a FLNG unit, Gimi, to service the Greater Tortue Ahmeyim project. Subject to certain conditions precedent, the estimated conversion cost of the Gimi is approximately $1.3 billion.

(6)
Our consolidated balance sheet as of December 31, 2018, includes $145.6 million classified as "Other non-current liabilities" of which $63.8 million represents the FLNG deferred revenue, being the corresponding liability upon initial recognition of the LTA derivative asset, $33.0 million represents liabilities under our pension plans, $14.8 million represents other guarantees provided to Golar Partners and Golar Power and $27.1 million represents estimated costs to decommission the mooring to which the Hilli will be attached for the duration of the LTA. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain or in the case of the derivative, this represents deferred revenue. See note 23 ''Other Non-current Liabilities'' of our consolidated financial statements included herein for additional information regarding our other non-current liabilities.

(7)	We have excluded any capital commitments in relation to the conversion of the Golar Viking into a FSRU as commencement of this project is subject to certain conditions precedent.
For details of the Company's outstanding legal proceedings and claims, please see note 30 "Other Commitments and Contingencies" of our consolidated financial statements included herein.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of March 15, 2019.

Name	Age	Position
Tor Olav Trøim	56	Chairman of our Board of Directors and Director
Daniel Rabun	64	Director, Audit Committee member and Nomination Committee member
Thorleif Egeli	55	Director
Carl Steen	68	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	54	Director and Compensation Committee member
Lori Wheeler Naess	48	Director and Audit Committee Chairperson
Michael Ashford	72	Director and Company Secretary

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

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun resigned as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves on our Audit Committee and Nomination Committee. He joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a non-executive director and a member of the Management Development and Compensation Committee and the Governance and Nominations Committee of Apache Corporation. In May 2018, Mr. Rabun became Chairman of the Board and a member of the Governance and Nomination Committee of Apergy Corporation. He has been a Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Thorleif Egeli was appointed as director in September 2018. Mr. Egeli is a member of the Board of Directors in Stimline AS and Hicor and also serves as President on the board of directors at Norwegian American Chamber of Commerce, South West Chapter in Houston, Texas. Mr. Egeli served as Vice President of Schlumberger Production Management - North America, where he managed the non-operating E&P assets for Schlumberger in the US, Canada and Argentina. Prior to this he held a number of senior positions within Schlumberger having begun his career as a Field Engineer in 1990. Between October 2009 and April 2013 Mr. Egeli held a number of positions within Archer including President Latin America, Corporate Marketing and Chief Operating Officer before re-joining Schlumberger in 2013. Mr. Egeli holds a Master of Science (M.Sc) in Mechanical Engineering and an MBA from Rotterdam School of Management, Holland.

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

    Niels Stolt-Nielsen has served as a director since September 2015 and also serves on our Compensation Committee. Mr. Stolt-Nielsen is a shareholder in Stolt-Nielsen Limited, and has served as a director of Stolt-Nielsen Limited since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. from September 2002 until March 2003. He was the President of Stolt Sea Farm from 1996 until 2001. He has served as Chairman of Avance Gas Holding Ltd. since 2010. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Stolt-Nielsen brings with him extensive shipping, customer relations and logistical experience.

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Opera Limited, a U.S.-listed company and Klaveness Combination Carriers ASA, a privately-held shipping company in Norway. Ms. Naess was most recently a director with PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant.

Michael Ashford served as Company Secretary from October, 2016 before being appointed to the Board in September, 2017.  Mr. Ashford is a Chartered Secretary and is a current member and Past President of the International Council of the Institute of Chartered Secretaries and Administrators. Mr. Ashford has previously held various directorship and company secretary positions in shipping and aviation companies.

Executive Officers

The following provides information about each of our executive officers as of March 15, 2019.

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

Name	Age	Position
Iain Ross	57	Chief Executive Officer – Golar Management
Graham Robjohns	54	Chief Financial Officer and Deputy Chief Executive Officer – Golar Management
Øistein Dahl	58	Chief Operating Officer – Golar Management Norway
Morten Daviknes	53	Chief Technical Officer – Golar Management Norway

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

Graham Robjohns was appointed as our Deputy Chief Executive Officer and Chief Financial Officer in March 2018. Between July 2011 and March 2018, Mr. Robjohns acted as Golar Partners' Principal Executive Officer and, from April 2011 to July 2011, as their Chief Executive Officer and Chief Financial Officer. Mr. Robjohns also served as Chief Executive Officer for Seadrill Partners LLC from June 2012 to August 2015. He has served as a director of Seadrill Partners LLC since 2012. Mr. Robjohns served as the Chief Financial Officer of Golar from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. Mr. Robjohns is a member of the Institute of Chartered Accountants in England and Wales and has a BSc degree in Economics with Politics from Loughborough University.

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

Morten Daviknes joined Golar in 2010. Prior to his appointment as Chief Technical Officer in 2018, Mr. Daviknes served as Project Manager for the company’s first integrated FSRU conversion and mooring, the Nusantara Regas Satu, and more recently as Project Director for the world’s first FLNG conversion, Hilli Episeyo. Prior to joining Golar, Morten held various engineering and project management positions overseeing the conversion of 4 FPSO’s at Sea Production Limited and BW Offshore. Shortly after leaving university Morten also worked on the conversion of a platform for the multi-national spacecraft launch service, Sea Launch. Mr. Daviknes has a M.Sc degree from the NTNU technical university in Trondheim.

B.      Compensation

For the year ended December 31, 2018, we paid to our directors and executive officers aggregate cash compensation (including bonus) of $4.0 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2018, we granted options covering 0.5 million common shares at a weighted average exercise price of $27.57 with an expiration date of 2023. For a description of our stock option plan please refer to the section of this item entitled "E. Share Ownership - Option Plan" below.

In addition to cash compensation, during 2018 we also recognized an expense of $3.7 million relating to stock options issued to certain of our directors and executive officers. See note 25 “Share Capital and Share Options” of our consolidated financial statements included herein.

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

D.      Employees

As of December 31, 2018, we employed approximately 194 people in our offices in Bermuda, Cameroon, Croatia, London, Malaysia and Oslo. We also employ approximately 706 seagoing employees. These employees serve both Golar and Golar Partners.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 15, 2019. Also shown are their interests in share options awarded to them under our various share option schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options
	Number of shares	%	Total number of options	Exercise price	Expiry date
Tor Olav Trøim	5,233,953(1)	5.18%	150,000	$55.48	2019
			5,310	$21.03	2021
			103,970	$26.74	2022
			11,840	$27.20	2023
Daniel Rabun	*	*	75,000	$21.03	2021
			11,905	$26.74	2022
			3,950	$27.20	2023
Carl Steen	—	—	5,310	$21.03	2021
			3,970	$26.74	2022
			3,950	$27.20	2023
Niels Stolt-Nielsen	2,421,313(2)	2.39%	5,310	$21.03	2021
			3,970	$26.74	2022
			3,950	$27.20	2023
Lori Wheeler Naess	—	—	5,310	$21.03	2021
			3,970	$26.74	2022
			3,950	$27.20	2023
Michael Ashford	—	—	3,950	$27.20	2023
Iain Ross	—	—	300,000	$20.81	2022
Graham Robjohns	—	—	45,000	$55.48	2019
			4,600	$55.48	2020
			29,250	$22.88	2021
			11,200	$27.20	2023
Øistein Dahl	*	*	75,000	$55.48	2019
			6,100	$55.48	2020
			50,000	$22.88	2021
			8,400	$27.20	2023
Thorleif Egeli	*	*	—	N/A	N/A
Morten Daviknes	*	*	50,000	$55.48	2019
			4,400	$55.48	2020
			33,000	$22.88	2021
			4,500	$27.20	2023
* Less than 1%.
(1) Drew Holdings Limited, a company controlled by Tor Olav Trøim, is party to separate TRS agreements relating to 3,745,953 common shares, which are included within this balance.
(2) Included within this balance are 2,421,313 shares which are owned by Stolt-Nielsen Limited, a company controlled by Niels Stolt-Nielsen.
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

As of December 31, 2018, 2.5 million of our authorized and unissued common shares were reserved for issue pursuant to subscription under options granted under the Company's share option plans. For further detail on share options please see note 25 "Share Capital and Share Options" of our consolidated financial statements included herein.

The exercise price of options are reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of March 15, 2019.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of March 15, 2019 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent
Orbis Investment Management Ltd (1)	8,924,611	8.81%
FMR LLC (2)	7,405,457	7.31%
Barrow, Hanley, Mewhinney and Strauss, LLC (3)	5,760,565	5.69%

(1) Information derived from the Schedule 13G of Orbis Investment Management Ltd filed with the Commission on February 14, 2019.
(2) Information derived from the Schedule 13G/A of FMR LLC filed with the Commission on February 13, 2019.
(3) Information derived from the Schedule 13G of Barrow, Hanley, Mewhinney and Strauss LLC filed with the Commission on February 11, 2019.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of issued and outstanding common shares. We are not aware of any arrangements the operation of which may, at a subsequent date, result in a change of control of the Company.

B.      Related party transactions

There are no provisions in our Memorandum of Association or Bye-Laws regarding related party transactions. The Bermuda Companies Act of 1981 provides that a company, or one of its subsidiaries, may enter into a contract with an officer of the company, or an entity in which an officer has a material interest, if the officer notifies the directors of his or her interest in the contract or proposed contract.

The related party transactions that we were party to between January 1, 2018 and December 31, 2018 are described in note 28 "Related Party Transactions" of our consolidated financial statements included herein.

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

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of loss. We are currently in conversation with HMRC on this matter, presenting the factual background of our position, and are progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. See note 30 “Other Commitments and Contingencies” of our consolidated financial statements included herein for further details.

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

For 2018, our board of directors declared quarterly dividends in May 2018, August 2018, November 2018 and February 2019 in the aggregate amount of $48.1 million, or $0.475 per share.

For 2017, our board of directors declared quarterly dividends in May 2017, August 2017, November 2017 and February 2018 in the aggregate amount of $19.7 million, or $0.20 per share.

For 2016, our board of directors declared quarterly dividends in June 2016, September 2016, December 2016 and March 2017 in the aggregate amount of $19.5 million, or $0.20 per share.

B.           Significant Changes

There have been no significant changes since the date of our consolidated financial statements included in this report, other than as described in note 31 ''Subsequent Events'' of our consolidated financial statements included herein.

ITEM 9.  THE OFFER AND LISTING

C. Markets

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

C.           Material contracts

The following is a list of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

1.	Rules of Golar LNG Limited Bermuda Employee Share Option Scheme.

2.	Omnibus Agreement dated April 13, 2011, by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.

3.	Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.

4.	Bermuda Tax Assurance, dated May 23, 2011.

5.	Engineering, Procurement and Construction Contract, dated July 21, 2015 by and between Golar Gandria N.V. and Keppel Shipyard Limited.

6.	Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A.

7.	Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.

8.	Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.

9.	Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.

10.	Management and Administrative Services Agreement, effective as of April 1, 2016, between Golar LNG Partners LP and Golar Management Limited.

11.	Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd.

12.	Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited.

13.	Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016.

14.	Exchange Agreement, dated October 13, 2016, by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC.

15.	Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee.

16.	Loan Agreement, dated March 3, 2017, by and between Golar ML LLC and Citibank N.A.

17.	General Management Agreement, dated April 4, 2017, by and between Golar Management Ltd and Golar Power Limited.

18.	Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC.

19.	2017 Long-Term Incentive Plan.

20.	Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.

21.
Amendment Agreement, dated March 23 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company.

22.	Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018.

23.	Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018.

24.	Amended and Restated Loan Agreement, dated July 20, 2018, by and between Golar ML LLC and Citibank N.A.

25.	Guarantee by and among Golar Power Limited, Golar LNG Limited and Compass Shipping 23 Corporation Limited dated September 25, 2018.

26.	Amended and Restated Engineering, Procurement and Construction Contract, dated December 13, 2018, by and between Golar Gimi Corporation and Keppel Shipyard Limited.

27.	Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.

For a further discussion of these contracts and the related transactions, please refer to "Item 4. Information on the Company-A. History and Development of the Company," "Item 4. Information on the Company-B. Business Overview," “Item 5. Operating and Financial Review and Prospects-A. Operating Results,” "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources," “Item 6. Directors, Senior Management and Employees--E. Share Ownership,” "Item 7. Major

Shareholders and Related Party Transactions-B. Related Party Transactions" and “Item 10. Additional Information--E. Taxation.” Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party.

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

E.            Taxation

The following is a discussion of the material U.S. federal income tax and Bermuda tax considerations relevant to a U.S. Holder, as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common stock, may be subject to special rules. This discussion deals only with holders who hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

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

Under section 883 of the Code and the Treasury Regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. federal income taxation on our respective U.S. source shipping income if the following three conditions are met:

•
we and each subsidiary are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. source international transportation income that we earn (or an equivalent exemption);

•	we satisfy the publicly traded test or the qualified shareholder stock ownership test as described in the Section 883 Regulations; and

•	we meet certain substantiation, reporting and other requirements.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2018.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test." We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2018. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2018, we were not subject to the 5% Override Rule for 2018. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2018 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries and such U.S. source shipping income is not considered to be "effectively connected" with the conduct of a U.S. trade or business, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2018, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code if applicable.

In addition, our U.S. source shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at a rate of 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered effectively connected with the conduct of a U.S. trade or business only if:

• we had, or were considered to have, a fixed place of business in the United States involved in the earning of our U.S. source shipping income; and
• substantially all of our U.S. source shipping income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in having, such a fixed place of business in the United States or any ship sailing to or from the United States on a regularly scheduled basis.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax. Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, is considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States. If the sale is considered to occur within the United States, any gain on such sale may be subject to U.S. federal income tax as "effectively connected" income.

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

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are urged to consult your tax advisor.

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company", we expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied. However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of a non-corporate U.S. Holder. Any dividends paid by us, which are not eligible for these preferential tax rates will be taxed as ordinary income to a non-corporate U.S. Holder. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid on our common shares will be income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income" for U.S. foreign tax credit limitation purposes.

Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its common shares, and thereafter as a taxable capital gain.

Sale, Exchange or other Disposition of Our Common Shares

Subject to the discussion below under "Passive Foreign Investment Company," a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in the common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in such common shares is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as short-term capital gain or loss. A U.S. Holder's ability to deduct capital losses is subject to certain limitations. A U.S. Holder's gain or loss will generally be treated (subject to certain exceptions) as gain or loss from source within the United States for U.S. foreign tax credit limitation purposes.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock, which includes Golar Partners. To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not "passive income" for PFIC purposes. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, also known as the "IRS", pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we are not currently a PFIC and do not expect to be a PFIC in the foreseeable future. However, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position. In addition, there can be no assurance that we will not become a PFIC if our operations change in the future.

If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. Holder who owns or is treated as owning our common shares during any period in which we are so classified, would be subject to U.S. federal income tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain "excess distributions" and upon dispositions of our common shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. Holder's entire holding period of our common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year during such holding period before we became a PFIC would be taxed as ordinary income. An "excess distribution" generally includes dividends or other distributions received from a PFIC in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the PFIC during a specified base period. The tax at ordinary rates and interest resulting from an excess distribution would not be imposed if the U.S. Holder makes a "mark-to-market" election or "qualified electing fund" election, as discussed below.

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

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Shares

A beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder. It is assumed for purposes of this section that the Non-U.S. Holder (1) is not engaged in the conduct of a United States trade or business and (2) (a) if an individual, is not treated as a U.S. resident pursuant to the substantial presence test (generally treating a non-resident individual alien as a resident if such person is present in the United States for more than a weighted sum of 183 days during a three-year period and the nonresident alien is present for at least 31 days in the current year) and is not present in the United States for 183 days or more in the taxable year of disposition of the notes or common shares or (b) if not a natural person, has not made any election to subject itself to, or is otherwise subject to, U.S. federal income taxation on a net basis.

Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income tax upon receipt, holding, or sale or disposition of, or receipt of dividends paid in respect of, the common shares.

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

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extension of the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035. Furthermore, the recent passing of the Economic Substance Act 2018 in Bermuda as well being placed on the EU list of non-cooperative jurisdictions for tax purposes, highlights the increasing scrutiny the existing regime is subject to.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Accounting Policies” of our consolidated financial statements included herein. Further information on our exposure to market risk is included in note 27 “Financial Instruments” of our consolidated financial statements included herein.

The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

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

As of December 31, 2018, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $1.0 billion. The principal of our floating rate loans outstanding as of December 31, 2018 was $755.0 million. Based on our floating rate debt at December 31, 2018, a one-percentage point increase in the floating interest rate would increase our interest expense by $6.7 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2018, see note 27 “Financial Instruments” of our consolidated financial statements included herein.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, or GBP, Norwegian Kroners, or NOK, and Euros, in relation to our administrative office in the UK, operating expenses and capital expenditure projects incurred in a variety of foreign currencies. Based on our GBP expenses for 2018, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $3.5 million.

We operate a branch in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2018, a 10% depreciation of the U.S. Dollar against NOK would have increased our expenses by $2.8 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs incurred in 2018, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2018 by approximately $3.2 million.

Equity risk. As of December 31, 2018, we are party to a Total Return Swap, or TRS, contract indexed to 3,000,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The settlement amount for the contract will be (A) the market value of the shares at the date of settlement plus the amount of dividends paid on the shares by us between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement will be either a payment from or to the counterparty, depending on whether (A) is more or less than (B). The contract has been extended to expire in June 2019. The weighted average reference price was $45.01 per common share. As of December 31, 2018, we had also entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $20.53. The open position of both contracts at December 31, 2018, exposes us to market risk associated with our share price and the share price of Golar Partners, and it is estimated that a 10% reduction in both share prices as at December 31, 2018, would generate an adverse mark-to-market adjustment of approximately $6.6 million, which would be recorded in our consolidated statement of operations.

Commodity price risk. As of December 31, 2018, we have a derivative asset in relation to the LTA, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2018, the value of this asset is $84.7 million. Movements in the price of Brent Crude will cause the derivative asset, and resulting fair value movements, to fluctuate. However, we bear no downside risk should the Brent Crude price move below $60.00.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2018. At the time our Annual Report on Form 20-F for the year ended December 31, 2018 was filed on March 29, 2019, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2018, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

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

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Ethics that applies to all the employees of the company and its subsidiaries. A copy of our Code of Ethics may be found on our website www.golarlng.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this Annual Report. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

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

Fiscal year ended December 31, 2018	$1,558,539
Fiscal year ended December 31, 2017	$1,479,984

Total audit fees incurred with respect to Ernst & Young LLP were approximately $1.4 million and $1.5 million for 2018 and 2017, respectively.

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

Fiscal year ended December 31, 2018	$106,491
Fiscal year ended December 31, 2017	$608,312

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2018	$91,913
Fiscal year ended December 31, 2017	$145,010

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

Fiscal year ended December 31, 2018	$30,629
Fiscal year ended December 31, 2017	$223,752

(e)      Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2018 and 2017 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2014, our Board of Directors approved the purchase of up to 5% of the outstanding common stock of the Company over a two year period ended November 2016. Accordingly, at the time of close of scheme, we had repurchased 0.5 million shares for an aggregate cost of $20.5 million.

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

In connection with the Board approved share repurchase scheme discussed above, this was partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2018, the counterparty to the equity swap transactions had acquired 3.0 million shares in the Company at an average price of $45.01. The effect of our Total Return Swap in our consolidated statement of operations as at December 31, 2018 is an unrealized mark-to-market loss of $30.7 million. There is at present no obligation for us to purchase any shares from the counterparty.

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

Independence of directors. We are exempt from certain Nasdaq requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, five of the seven members of the board of directors, Daniel Rabun, Lori Wheeler Naess, Carl Steen, Niels Stolt-Nielsen and Thorleif Egeli are independent according to Nasdaq's standards for independence. Our board of directors does not hold meetings at which only independent directors are present.

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

Compensation Committee. We are exempt from certain Nasdaq requirements regarding our compensation committee. Consistent with Bermuda law, our compensation committee may consist of members who are not independent directors. However, the committee is currently comprised of Carl Steen and Niels Stolt-Nielsen, who are both independent. The primary responsibility of this committee is to review, approve and make recommendations to the board regarding compensation for directors and management.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-67 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2018, 2017 and 2016 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the three years ended December 31, 2018 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2018 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on March 29, 2019, are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

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

4.6**
Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.7**
Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, incorporated by reference to Exhibit 4.2 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.8**
Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., incorporated by reference to Exhibit 4.3 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.9**
Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, incorporated by reference to Exhibit 4.4 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.10**
Management and Administrative Services Agreement, effective as of April 1, 2016, between Golar LNG Partners LP and Golar Management Limited, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.11**
Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.12**
Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited, incorporated by reference to Exhibit 4.22 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.13**
Exchange Agreement, dated October 13, 2016, by and among Golar LNG Partners LP, Golar LNG Limited and Golar GP LLC, incorporated by reference to Exhibit 10.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K of Golar LNG Partners LP, filed on October 19, 2016.

4.14**
Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 8-A/A of Golar LNG Partners LP, filed on October 19, 2016.

4.15**
Loan Agreement, dated March 3, 2017, by and between Golar ML LLC and Citibank N.A., incorporated by reference to Exhibit 4.27 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.16**
General Management Agreement, dated April 4, 2017, by and between Golar Management Ltd and Golar Power Limited, incorporated by reference to Exhibit 4.28 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

4.17**
Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on September 29, 2017.

4.18**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.19**
Liquefaction Tolling Agreement, dated November 29, 2017, between Societe Nationale de Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.20**
Amendment Agreement, dated March 23 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 30, 2018.

4.21**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.22**	Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018, incorporated by reference to Exhibit 4.5 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.
4.23**
Amended and Restated Loan Agreement, dated July 20, 2018, by and between Golar ML LLC and Citibank N.A., incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on November 16, 2018.

4.24**
Guarantee by and among Golar Power Limited, Golar LNG Limited and Compass Shipping 23 Corporation Limited dated September 25, 2018, incorporated by reference to Exhibit 4.2 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on November 16, 2018.

4.25*/+	Amended and Restated Engineering, Procurement and Construction Contract, dated December 13, 2018, by and between Golar Gimi Corporation and Keppel Shipyard Limited.
4.26*/+	Lease and Operate Agreement by and between Gimi MS Corporation and BP Mauritania Investments Limited.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of Golar LNG Limited’s Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

_________________________
*                               Filed herewith.

** Incorporated by reference.

+ Certain portions have been omitted pursuant to a pending confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

101. INS* XBRL Instance Document
101. SCH* XBRL Taxonomy Extension Schema
101. CAL* XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF* XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB* XBRL Taxonomy Extension Schema Label Linkbase
101. PRE* XBRL Taxonomy Extension Schema Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Golar LNG Limited
(Registrant)

Date	March 29, 2019	By	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer and Deputy Chief Executive Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2019, expressed an unqualified opinion thereon.

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
March 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors of Golar LNG Limited

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Company and our report dated March 29, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 29, 2019

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of $, except per share amounts)	Notes	2018	2017	2016
Time and voyage charter revenues		204,839	88,634	52,302
Time charter revenues - collaborative arrangement		73,931	28,327	13,730
Liquefaction services revenue		127,625	—	—
Vessel and other management fees		24,209	26,576	14,225
Total operating revenues	7, 28	430,604	143,537	80,257

Vessel operating expenses		96,860	55,946	53,163
Voyage, charterhire and commission expenses	28	22,625	22,511	36,423
Voyage, charterhire and commission expenses - collaborative arrangement	28	83,201	38,781	11,140
Administrative expenses	2	51,542	38,031	37,302
Project development expenses	2	21,690	12,303	8,658
Depreciation and amortization	18	93,689	76,522	72,972
Impairment of non-current assets	9	—	—	1,706
Total operating expenses		369,607	244,094	221,364

Other operating income
Other operating income	28, 30	36,722	—	—
Realized and unrealized gain on oil derivative instrument	2	16,767	15,100	—
Other operating gains - LNG trading		—	—	16
Operating income (loss)		114,486	(85,457)	(141,091)

Other non-operating expense
Net loss on loss of control of Golar Power	6	—	—	(8,483)
Other non-operating expense		—	(81)	(132)
Total other non-operating expense		—	(81)	(8,615)

Financial income (expense)
Interest income	28	10,133	5,890	2,969
Interest expense	28	(101,908)	(59,305)	(71,201)
(Losses) gains on derivative instruments	10	(30,541)	20,696	16,491
Other financial items, net	10	(1,481)	(69)	(7,800)
Net financial expense		(123,797)	(32,788)	(59,541)

Loss before equity in net (losses) earnings of affiliates, income taxes and non-controlling interests		(9,311)	(118,326)	(209,247)
Income taxes	11	(1,267)	(1,505)	589
Equity in net (losses) earnings of affiliates	16	(157,636)	(25,448)	47,878
Net loss		(168,214)	(145,279)	(160,780)
Net income attributable to non-controlling interests		(63,214)	(34,424)	(25,751)
Net loss attributable to stockholders of Golar LNG Limited		(231,428)	(179,703)	(186,531)
Loss per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Loss per share – basic and diluted	12	$(2.30)	$(1.79)	$(1.99)
Cash dividends paid		$0.28	$0.20	$0.60

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(in thousands of $)

	Notes	2018	2017	2016
COMPREHENSIVE LOSS
Net loss		(168,214)	(145,279)	(160,780)
Other comprehensive income (loss):
Gain (loss) associated with pensions, net of tax	24, 26	3,581	157	(556)
Share of affiliates comprehensive (loss) income	26	(24,324)	1,616	3,606
		(20,743)	1,773	3,050
Comprehensive loss		(188,957)	(143,506)	(157,730)

Comprehensive loss attributable to:
Stockholders of Golar LNG Limited		(252,171)	(177,930)	(183,481)
Non-controlling interests		63,214	34,424	25,751
Comprehensive loss		(188,957)	(143,506)	(157,730)
(1) No tax impact for the years ended December 31, 2018, 2017 and 2016.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017
(in thousands of $, except share amounts)

	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents		217,835	214,862
Restricted cash and short-term deposits	14	332,033	222,265
Trade accounts receivable*		64,918	14,980
Amounts due from related parties	28	9,425	7,898
Inventories		7,006	7,408
Other current assets	15	18,720	6,047
Total current assets		649,937	473,460
Non-current assets
Restricted cash	14	154,393	175,550
Investments in affiliates	16	571,782	703,225
Asset under development	17	20,000	1,177,489
Vessels and equipment, net	18	3,271,379	2,077,059
Other non-current assets	19	139,104	157,504
Total assets		4,806,595	4,764,287
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	20	730,257	1,384,933
Trade accounts payable*		9,701	70,430
Accrued expenses*	21	133,234	105,895
Amounts due to related parties	28	5,417	8,734
Other current liabilities	22	121,529	62,282
Total current liabilities		1,000,138	1,632,274
Non-current liabilities
Long-term debt	20	1,835,102	1,025,914
Amounts due to related parties	28	—	177,247
Other non-current liabilities	23	145,564	132,548
Total liabilities		2,980,804	2,967,983
Commitments and contingencies EQUITY	29, 30
Share capital 101,302,404 common shares of $1.00 each issued and outstanding (2017: 101,118,289)	25	101,303	101,119
Treasury shares		(20,483)	(20,483)
Additional paid-in capital		1,857,196	1,538,191
Contributed surplus		200,000	200,000
Accumulated other comprehensive loss		(28,512)	(7,769)
Retained losses		(364,379)	(95,742)
Total stockholders' equity		1,745,125	1,715,316
Non-controlling interests	5	80,666	80,988
Total equity		1,825,791	1,796,304
Total liabilities and equity		4,806,595	4,764,287
* This includes amounts arising from transactions with related parties (see note 28).

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(in thousands of $)

	Notes	2018	2017	2016
Operating activities
Net loss		(168,214)	(145,279)	(160,780)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	18	93,689	76,522	72,972
Amortization of deferred charges and debt guarantees		7,734	(900)	13,732
Equity in net losses (earnings) of affiliates		157,636	25,448	(47,878)
Net loss on loss of control of Golar Power	6	—	—	8,483
Dividends received		15,837	27,553	26,515
Compensation cost related to stock options		11,481	8,991	5,816
Net foreign exchange losses		1,997	1,620	1,429
Change in fair value of derivative instruments	2	38,610	(24,498)	(26,644)
Change in fair value of oil derivative instrument	2	9,970	(15,100)	—
Amortization of deferred tax benefits on intra-group transfers		—	—	(1,715)
Impairment of non-current assets	9	—	—	1,706
Impairment of loan receivable		—	—	7,627
Change in assets and liabilities:
Trade accounts receivable		(49,938)	(11,413)	(567)
Inventories		402	(151)	987
Other current and non-current assets	2	(13,532)	(80,897)	14,615
Amounts due to related companies		(16,540)	(27,130)	(9,444)
Trade accounts payable		(24,813)	1,593	(28,511)
Accrued expenses		12,191	28,666	(3,410)
Other current and non-current liabilities (1)	2	40,164	99,886	9,680
Net cash provided by (used in) operating activities		116,674	(35,089)	(115,387)
Investing activities
Additions to vessels and equipment		(33,111)	(1,349)	(14,477)
Additions to newbuildings		—	—	(19,220)
Additions to asset under development		(116,715)	(390,552)	(200,821)
Additions to investments in affiliates		(95,503)	(123,107)	(10,200)
Dividends received		33,185	25,113	29,002
Short-term loan granted		—	—	(1,000)
Proceeds from disposals to Golar Partners, net of cash disposed	6	9,652	70,000	107,247
Proceeds from loss of control of Golar Power, net of cash disposed	6	—	—	113,321
Net cash (used in) provided by investing activities		(202,492)	(419,895)	3,852
Financing activities
Proceeds from short-term and long-term debt (including related parties)		1,177,748	928,432	405,817
Payment for capped call in connection with bond issuance		—	(31,194)	—
Repayments of short-term and long-term debt (including related parties)		(994,874)	(446,626)	(271,858)
Financing costs paid		(1,817)	(1,564)	(8,372)
Cash dividends paid		(42,873)	(20,438)	(54,348)
Proceeds from exercise of share options		2,686	(1,167)	1,435
Purchase of treasury shares		—	—	(8,214)

Proceeds from issuance of equity	—	—	169,876
Acquisition of non-controlling interests	36,532	—	—
Net cash provided by financing activities	177,402	427,443	234,336
Net increase (decrease) in cash, cash equivalents and restricted cash	91,584	(27,541)	122,801
Cash, cash equivalents and restricted cash at beginning of period	612,677	640,218	517,417
Cash, cash equivalents and restricted cash at end of period	704,261	612,677	640,218

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest	29,832	34,479	24,828
Income taxes paid	1,469	1,240	555
(1) Includes accretion of discount on convertible bonds of $13.5 million, $11.8 million and $5.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	2018	2017	2016	2015
Cash and cash equivalents	217,835	214,862	224,190	105,235
Restricted cash and short-term deposits (current portion)	332,033	222,265	183,693	231,821
Restricted cash (non-current portion)	154,393	175,550	232,335	180,361
	704,261	612,677	640,218	517,417

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Losses)	Non-controlling Interests	Total Equity
Balance at December 31, 2015		93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	20,813	1,916,179
Net loss		—	—	—	—	—	(186,531)	25,751	(160,780)
Dividends		—	—	—	—	—	(18,693)	—	(18,693)
Exercise of share options		59	—	1,376	—	—	—	—	1,435
Employee stock compensation		—	—	7,865	—	—	—	—	7,865
Forfeiture of share options		—	—	(892)	—	—	—	—	(892)
Net proceeds from issuance of shares	25	7,475	—	162,401	—	—	—	—	169,876
Other comprehensive income	26	—	—	—	—	3,050	—	—	3,050
Treasury shares	25	—	(8,214)	—	—	—	—	—	(8,214)
Balance at December 31, 2016		101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	46,564	1,909,826
Net loss		—	—	—	—	—	(179,703)	34,424	(145,279)
Dividends		—	—	—	—	—	(19,689)	—	(19,689)
Exercise of share options		38	—	(1,204)	—	—	—	—	(1,166)
Employee stock compensation		—	—	11,098	—	—	—	—	11,098
Forfeiture of share options		—	—	(120)	—	—	—	—	(120)
Other comprehensive income	26	—	—	—	—	1,773	—	—	1,773
Issuance of convertible bonds	20	—	—	39,861	—	—	—	—	39,861
Balance at December 31, 2017		101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	80,988	1,796,304
Net loss		—	—	—	—	—	(231,428)	63,214	(168,214)
Dividends		—	—	—	—	—	(37,076)	(20,882)	(57,958)
Exercise of share options		184	—	2,502	—	—	—	—	2,686
Employee stock compensation		—	—	14,125	—	—	(133)	—	13,992
Forfeiture of share options		—	—	(2,090)	—	—	—	—	(2,090)
Effect of consolidating Hilli Lessor VIE	5	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units	6	—	—	304,468	—	—	—	(126,491)	177,977
Conversion of debt to equity (see note 20)	20	—	—	—	—	—	—	55,134	55,134
Other comprehensive income	26	—	—	—	—	(20,743)	—	—	(20,743)
Balance at December 31, 2018		101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	80,666	1,825,791

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of December 31, 2018, our fleet comprises of 12 LNG carriers, one Floating Storage Regasification Unit ("FSRU") and one Floating Liquefaction Natural Gas vessel ("FLNG"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of 10 vessels and Golar Power Limited's ("Golar Power") fleet of three vessels. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 18 LNG carriers, eight FSRUs and one FLNG.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going Concern

The financial statements have been prepared on a going concern basis.

A pre-condition of the Golar Tundra lease financing with CMBL (refer to note 5 "Variable Interest Entities" of our consolidated financial statements included herein) is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra, we are currently exploring our refinancing options, including extension of the lenders’ deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity.

To address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for funding the investments for our conversion projects including potential investments into our joint venture, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters.
In February 2019, Golar entered into an agreement with BP for the charter of a FLNG unit, Gimi, for a 20-year period expected to commence in the second half of 2022. LNG carrier Gimi has been relocated from layup to Keppel Shipyard where a site team has been assembled. Golar also entered into a Shareholders Agreement with Keppel Capital in respect of their participation in a 30% share of the project. Total conversion works, which incorporate lessons learned from FLNG Hilli Episeyo including some improvements and modifications, are expected to cost approximately $1.3 billion. We anticipate annual contracted revenues less forecasted operating costs of approximately $215 million per year. Golar is in the final stages of receiving an underwritten credit commitment for a $700 million long-term financing facility with a syndicate of international banks that will also be available during construction.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient facilities to meet our anticipated liquidity requirements for our business for at least the next 12 months as of March 29, 2019 and that our working capital is sufficient for our present requirements. While we cannot be certain of execution or timing of all or any of the above financings, we are confident of our ability to do so.We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as extremely prudent revenue contributions from our fleet, full operating costs and maintaining our dividend payments based on our most recent pay out, and accordingly are confident of our ability to manage through the near term cash requirements.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

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

The accompanying consolidated financial statements include the financial statements of the entities listed in notes 4 and 5.

Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of the above-mentioned subsidiaries were included in the consolidated balance sheets and statements of income as "Non-controlling interests".

Changes in our ownership interest while we retain a controlling financial interest in a subsidiary are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect our changed ownership interest, with any difference between the fair value of consideration and the amount of the adjusted non-controlling interest being recognized in equity.

We recognize a gain or loss when a subsidiary issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary. The gain or loss is recorded in the line "Additional paid-in capital".

When a consolidated subsidiary issues preferred stock, they are classified as equity. Preferred stock issued by a consolidated subsidiary to non-controlling interests are recorded as non-controlling interests for the amount of the proceeds received upon issuance.

Foreign currencies

Our functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities are translated using exchange rates at the balance sheet date. Non-monetary assets and liabilities are translated using historical exchange rates. Foreign currency transaction and translation gains or losses are included in the consolidated balance sheets and consolidated statements of income.

Use of estimates

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of December 31, 2018, we leased eight vessels from wholly-owned special purpose vehicles ("Lessor SPVs") of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these Lessor SPVs, we have determined that we are the primary beneficiary of these entities and, accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, non-controlling interests, interest income and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, utilization and drydocking requirements.

In relation to the oil derivative instrument (see note 27), the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the liquefaction tolling agreement ("LTA"). Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument is recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument".

The realized and unrealized gain on oil derivative instrument is as follows:

(in thousands of $)	Year Ended December 31,
	2018	2017
Realized gain on oil derivative instrument	26,737	—
Unrealized (loss) gain on oil derivative instrument	(9,970)	15,100
	16,767	15,100

The unrealized gain results from movement in oil prices above a contractual floor price over term of the LTA; the realized gain results from monthly billings above the base tolling fee under the LTA.

Fair value measurements

We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Revenue and related expense recognition

Time charter agreements

Revenues include minimum lease payments under time charters, fees for positioning and repositioning vessels, and gross pool revenues. Revenues generated from time charters, which we generally classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Initial direct costs (those directly related to the negotiation and consummation of the lease) are deferred and allocated to earnings over the lease term. Rental income and expense are amortized over the lease term on a straight-line basis.

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

Liquefaction services revenue

Liquefaction services revenue is generated from a LTA entered into with our customer. Our provision of liquefaction services capacity includes the receipt of the customer’s gas, treatment and temporary storage on board our FLNG, and delivery of LNG to waiting carriers.

The liquefaction services capacity provided to our customer is considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to our customer.

Contractual payment terms for liquefaction services is monthly in arrears, after services have been provided, generally resulting in the recognition of contract assets. Contract assets are regularly assessed for impairment. Contract liabilities arise when the customer makes payments in advance of receiving services. The term between when invoicing and when payment is due is not significant.

We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Management fees

Management fees are generated from commercial and technical vessel-related services and corporate and administrative services. Commercial and technical vessel-related services include vessel maintenance, providing vessel crew, making arrangements for vessel insurance, bunkering, provisions and stores, invoicing and collecting vessel hire. Corporate and administrative services include corporate services, group accounting, treasury, legal, tax, consultancy and other administrative services.

These services are provided to our customers Golar Partners and Golar Power. Our contracts generally have an initial contract term of one year or less, after which the arrangement continues with a short notice period to end the contract, ranging from 30 days to 180 days. Our management services provided are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to the customer.

Contractual payment terms for management fees generally allow for billing and payment in advance of services being provided. However, contract liabilities did not arise because there was no billing in recognition for services rendered in future periods at the reporting date. Contract assets arise when we render management services in advance of receiving payment from our customers. Contract assets are regularly assessed for impairment.

The transaction price is generally considered variable consideration given the key driver of consideration is actual costs incurred in a given period, which varies each period according to activity levels. The entire amount of the transaction price is allocated to the single performance obligation identified.

We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount we have the right to invoice.

Cool Pool

Pool revenues and expenses under the Cool Pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements.

In relation to our vessels participating within the pool, voyage expenses and commissions from collaborative arrangements include an allocation of our net results from the pool to the other participants. Each participants' share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

We have presented our share of the net income earned under the Cool Pool arrangement across a number of line items in the income statement. For net revenues and expenses incurred relating specifically to Golar’s vessels, and for which we are deemed the principal, these will be presented gross on the face of the income statement in the line items "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses". For pool net revenues generated by the other participants in the pooling arrangement, these will be presented separately in revenue and expenses from collaborative arrangements. Refer to note 28 for an analysis of the income statement effect for the pooling arrangement.

Project development expenses

With effect from the year ended December 31, 2018, we presented a new line item in operating expenses on the face of the statements of income. The new line item, "Project development expenses", includes the costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. We believe that the introduction of this new line item in the statements of income provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the years ended December 31, 2017 and 2016 are as follows:

(in thousands of $)	As previously reported	Adjustments (decrease) increase	As adjusted
December 31, 2016
Administrative expenses	45,960	(8,658)	37,302
Project development expenses	—	8,658	8,658

December 31, 2017
Administrative expenses	50,334	(12,303)	38,031
Project development expenses	—	12,303	12,303

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

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. Under this method, we record our investment in the affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investments in affiliates". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. Any negative goodwill is recognized immediately in the income statement as a gain on bargain purchase. The basis difference will then be amortized through the consolidated statements of income as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliate.

We recognize gains and losses in earnings for the issuance of shares by our affiliates, provided that the issuance of such shares qualifies as a sale of such shares.

Cost method investments

Cost method investments are initially recorded at cost and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Dividends received from cost method investments are recorded in the consolidated statements of income in the line item "Dividend income".

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
The cost of building mooring equipment is capitalized and depreciated over the initial lease term of the related agreement.

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

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRUs and FLNG)	40 years
Vessels - converted FSRUs	20 years from conversion date
Vessels - FLNG	30 years from conversion date
Drydocking expenditure	5 years
Deferred drydocking expenditure - FLNG	20 years
Mooring equipment - FLNG	8 years
Office equipment and fittings	3 to 6 years

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

Held-for-sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as held-for-sale if all of the following criteria are met at the period end:

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

If, at any time, the criteria for held-for-sale is no longer met, then the asset or disposal group will be reclassified to held and used. The asset or disposal group will be valued at the lower of the carrying amount before the asset or disposal group was classified as held-for-sale (as adjusted for any subsequent depreciation and amortization), and its fair value. Any adjustment to the value is shown in consolidated statements of income for the period in which the criterion for held-for-sale was not met.

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual or scrap value. When such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the lower of the fair market value of the assets, less cost to sell, and the net present value ("NPV") of estimated future undiscounted cash flows from the employment of the asset ("value-in-use").

Other-than-temporary impairment of investments

Where there are indicators that fair value is below carrying value of our investments, we will evaluate these for other-than-temporary impairment. Consideration will be given to (1) the length of time and the extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in the line item "Equity in net (losses) earnings of affiliates" the consolidated statements of income.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities" and "Other non-current liabilities", as appropriate, in the consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other current assets" and "Other non-current assets", as appropriate, in the consolidated balance sheets. The changes in fair value of derivative financial instruments (excluding the oil derivative instrument) are recognized each period in current earnings in "(Losses) gains on derivative instruments" in the consolidated statements of income. We do not apply hedge accounting.

The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument is recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument".

Cash flows from economic hedges are classified in the same category as the items subject to the economic hedging relationship.

Changes in presentation of fair value of derivative instruments and oil derivative instrument

With effect from the year ended December 31, 2018, we presented two new line items in operating activities on the face of the statements of cashflows. Given the significance of the oil derivative instrument in current year, we believe that the introduction of this new line item in the statements of cashflows provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the years ended December 31, 2017 and 2016 are as follows:

(in thousands of $)	As previously reported	Adjustments (decrease) increase	As adjusted
December 31, 2016
Change in fair value of derivative instruments	—	(26,644)	(26,644)
Change in assets and liabilities:
Other current and non-current assets	14,924	(309)	14,615
Other current and non-current liabilities	(17,273)	26,953	9,680

December 31, 2017
Change in fair value of derivative instruments	—	(24,498)	(24,498)
Change in assets and liabilities:
Other current and non-current assets	(102,453)	21,556	(80,897)
Change in fair value of oil derivative instrument	—	(15,100)	(15,100)
Other current and non-current liabilities	81,844	18,042	99,886

(Losses) gains on derivative instruments

With effect from the year ended December 31, 2018, we presented a new line item under financial income (expense) on the face of the statements of income. The new line item, "(Losses) gains on derivative instruments", includes the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. We believe that the introduction of this new line item in the statements of income provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the years ended December 31, 2017 and 2016 are as follows:

(in thousands of $)	As previously reported	Adjustments decrease	As adjusted
December 31, 2016
Gains (losses) on derivative instruments	—	16,491	16,491
Other financial items, net	8,691	(16,491)	(7,800)

December 31, 2017
Gains (losses) on derivative instruments	—	20,696	20,696
Other financial items, net	20,627	(20,696)	(69)

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

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period and are recorded in the consolidated statements of income.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other non-current liabilities". A liability is an amount equal to the fair value of the obligation undertaken in issuing the guarantee is recognized. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

Stock-based compensation

We expense the fair value of stock options issued to employees and non-employees over the period the options vest. We amortize stock-based compensation for awards on a straight-line basis over the period during which the individuals are required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock options for which the individuals do not render the requisite service. The fair value of share options is estimated using the Black-Scholes option pricing model.

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

Leases as lessee

Rentals under operating leases where we are the lessee are recognized as an operating expense evenly over the lease term. Contingent rentals are recognized as an operating expense when incurred. The useful life of any leasehold improvements is limited to the shorter of the lease term or economic life of the leased asset. Lease incentives, uneven payments and initial direct costs are recognized evenly over the lease term. Agreements which include renewal options are included in the lease term when considered reasonably assured.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Income tax relating to items recognized directly in the statement of comprehensive income is recognized in the statement of changes in equity and not in the consolidated statements of income.

Penalties and interest related to uncertain tax positions are recognized in “Income taxes” in the consolidated statements of income.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker, and which are subject to risks and rewards that are different from those of other segments. We have identified three reportable industry segments: vessel operations, FLNG and Power.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASC 606 and subsequent amendments (Topic 606). The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted this guidance on January 1, 2018, under a modified retrospective approach - see note 8 for further details. The adoption of this guidance impacts presentation and disclosure of our management fee revenue only, there is no impact to recognition or measurement.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition, measurement, presentation and disclosure of financial instruments. We adopted the amendments to this ASU on January 1, 2018 under a modified retrospective approach except for equity securities without a determinable fair value, for which a prospective approach is prescribed. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our consolidated statements of cash flows. Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been retrospectively reclassified, where required, as cash inflows from investing activities. We reclassified $25.1 million and 29.0 million for the years ended December 31, 2017 and 2016, respectively.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our consolidated statements of cash flows and related disclosures. The adoption changed how restricted cash is reported in the consolidated statements of cash flows as follows for the twelve months ended December 31, 2017 and 2016:

(in thousands of $)	Cash flow line item	As previously reported	Adjustments decrease	As adjusted
December 31, 2016
OPERATING ACTIVITIES	Restricted cash and short-term deposits	47,834	(47,834)	—
INVESTING ACTIVITIES	Restricted cash and short-term deposits	22,928	(22,928)	—
FINANCING ACTIVITIES	Restricted cash and short-term deposits	(74,608)	74,608	—

As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net (decrease) increase in cash, cash equivalents and restricted cash		118,955	3,846	122,801
Cash, cash equivalents and restricted cash at beginning of period		105,235	412,182	517,417
Cash, cash equivalents and restricted cash at end of period		224,190	416,028	640,218

December 31, 2017
OPERATING ACTIVITIES	Restricted cash and short-term deposits	57,110	(57,110)	—
INVESTING ACTIVITIES	Restricted cash and short-term deposits	11,239	(11,239)	—
FINANCING ACTIVITIES	Restricted cash and short-term deposits	(50,136)	50,136	—

As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net (decrease) increase in cash, cash equivalents and restricted cash		(9,328)	(18,213)	(27,541)
Cash, cash equivalents and restricted cash at beginning of period		224,190	416,028	640,218
Cash, cash equivalents and restricted cash at end of period		214,862	397,815	612,677

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the sale of an asset rather than a business. However, this will be dependent upon the facts and circumstances of each prospective transaction. There was no material impact on the adoption of this ASU on our consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05 Other Income - Gains and Losses from the Derecognition of Non-Financial Assets. This ASU clarifies the scope of guidance applicable to sales of non-financial assets and also provides guidance on partial sales of such assets. We adopted this ASU prospectively from January 1, 2018. We expect any gain or loss on sale from future dropdowns, accounted for as a disposal, will be recognized in full on the disposal date, however this will be dependent on the facts and circumstances of each prospective transaction. There was no material impact to our consolidated financial statements and related disclosures on adoption of this standard.

Accounting pronouncements that have been issued but not adopted

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. Topic 842 modifies the definition of a lease, requires periodic reassessment of the lease term and requires new disclosures. Lessors are required to classify leases as sales-type, direct financ~~i~~ng or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Topic 842 requires a lessee to recognize leases on its balance sheet by recording a lease liability (representing the obligation to make future lease payments) and a right of use asset (representing the right to use the asset for the lease term). Leases for lessees will be classified as either financing or operating with classification affecting the pattern of expense recognition in the income statement.

Topic 842 will become effective for us on January 1, 2019. We have applied the modified retrospective transition approach. We will elect all available practical expedients which among other things allow us to carry forward prior conclusions relating to lease identification, classification and lease term. Our election of the practical expedient providing transition relief will result in our prior periods not being restated and will continue to be represented in accordance with Topic 840. Our minimum commitments relating to our existing operating leases are outlined in note 13 to the consolidated financial statements.

The most significant impact of Topic 842 relates to our accounting for our office leases which will be recorded as assets and liabilities on our Balance Sheet from adoption. We do not believe that Topic 842 will have a notable impact on our liquidity and our debt covenant compliance under our current arrangements.

For contracts where we are the lessor, the practical expedients we have elected results in no change to our Balance Sheet on adoption. Our legacy leases will continue to be classified in accordance with Topic 840, while modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 will be assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements are introduced and will be applied to our new and existing lease agreements in our subsequent reporting.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendment ASU 2018-19 Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”, which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We are evaluating the impact of these amendments on our consolidated financial statements and related disclosures, which is not expected to have material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. These amendments change the disclosures for fair value measurements - removing or modifying certain existing disclosure requirements, and adding new disclosure requirements. The guidance is effective for us commencing January 1, 2020 with early adoption permitted. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

In August 2018, the FASB issued ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. These amendments change the disclosures for defined benefit plans - removing or clarifying certain existing disclosure requirements, and adding new disclosure requirements. The guidance is effective on a retrospective basis for us on January 1, 2021 with early adoption permitted. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

In August 2018, the FASB issued ASU 2018-15 Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. These amendments change the definition of a hosting arrangement and requires the capitalization of certain implementation costs. The guidance is effective on either a retrospective or prospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. This amendment clarifies guidance for considering whether indirect interests held through related parties under common control are considered variable interests, increasing consistency of guidance for common control arrangements. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

In November 2018, the FASB issued ASU 2018-18 Collaborative Arrangements (Topic 808) - Clarifying the Interaction between
Topic 808 and Topic 606. This amendment clarifies the interaction between Topic 808 ‘Collaborative Arrangements’ and Topic 606 ‘Revenue from Contracts with Customers’. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2018. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar LNG 2216 Corporation	Marshall Islands	Owns and operates Golar Arctic
Golar Management Limited	United Kingdom	Management company
Golar Management Malaysia SDN. BDH.	Malaysia	Vessel management company
Golar Management Norway AS	Norway	Vessel management company
Golar Management D.O.O	Croatia	Vessel management company
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Gimi Corporation	Marshall Islands	Owns Gimi
Golar Hilli Corp. *	Marshall Islands	Owns Hilli Episeyo ("Hilli")
Golar Gandria N.V.	Curaçao	Owns and operates Golar Gandria
Golar Hull M2021 Corporation	Marshall Islands	Leases Golar Seal**
Golar Hull M2022 Corporation	Marshall Islands	Leases Golar Crystal**
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar Hull M2047 Corporation	Marshall Islands	Leases Golar Snow**
Golar Hull M2048 Corporation	Marshall Islands	Leases Golar Ice**
Golar LNG NB10 Corporation	Marshall Islands	Leases Golar Glacier**
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin**
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar LNG NB13 Corporation	Marshall Islands	Leases Golar Tundra**
GVS Corporation	Marshall Islands	Owns and operates Golar Viking
Golar Shoreline LNG Limited	Bermuda	Holding company
Golar Hilli LLC *	Marshall Islands	Holding company
* In February 2018, Golar Hilli LLC was incorporated with Golar as sole member. In July 2018, shares in Golar Hilli Corp. (a 89% owned subsidiary of Golar Hilli LLC) were exchanged for Hilli Common Units, Series A Special Units and Series B Special Units. See note 6 for further details.

** The above table excludes mention of the lessor variable interest entities (''lessor VIEs'') that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles ("SPVs") of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. See note 5 for further details.

5.	VARIABLE INTEREST ENTITIES ("VIEs")

As of December 31, 2018, we leased eight vessels (December 31, 2017: seven vessels) from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd, or ICBCL; one with a subsidiary of China Merchants Bank Co. Ltd, or CMBL; one with CCB Financial Leasing Corporation Limited, or CCBFL; one with a COSCO Shipping entity, or COSCO and one with a China State Shipbuilding Corporation entity, or CSSC.

ICBCL Lessor VIEs
Commencing in October 2014, we sold the Golar Glacier, followed by the remaining three newbuilds (the Golar Kelvin, Golar Snow and Golar Ice) to ICBCL entities in the first quarter of 2015. The vessels were simultaneously leased back on bareboat charters for a term of ten years. We have several options to repurchase the vessels at fixed pre-determined amounts during the charter periods with the earliest date from the fifth year anniversary of commencement of the bareboat charter, and an obligation to purchase the assets at the end of the ten year lease period.

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

CSSC Lessor VIE
In June 2018, we sold the Hilli to a CSSC entity and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period.

While we do not hold any equity investments in the above SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the SPV. The equity attributable to ICBCL, CMBL, CCBFL, COSCO and CSSC in their respective VIEs are included in non-controlling interests in our consolidated financial statements. As of December 31, 2018 and 2017, the respective vessels are reported under "Vessels and equipment, net" in our consolidated balance sheets.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2018:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier	October 2014	204.0	173.8	October 2019	135.1	October 2024
Golar Kelvin	January 2015	204.0	173.8	January 2020	135.1	January 2025
Golar Snow	January 2015	204.0	173.8	January 2020	135.1	January 2025
Golar Ice	February 2015	204.0	173.8	February 2020	135.1	February 2025
Golar Tundra	November 2015	254.6	168.7	November 2018 (1)	76.4	November 2025
Golar Seal	March 2016	203.0	132.8	March 2021	87.4	March 2026
Golar Crystal	March 2017	187.0	97.3	March 2020	50.6	March 2027
Hilli	June 2018	1,200.0	633.2	June 2023	300.0	June 2028
(1) We did not exercise the first repurchase option relating to the Golar Tundra.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2018, are shown below:

(in thousands of $)	2019	2020	2021	2022	2023	2024+
Golar Glacier	17,100	17,147	17,100	17,100	17,100	12,884
Golar Kelvin	17,100	17,147	17,100	17,100	17,100	15,695
Golar Snow	17,100	17,147	17,100	17,100	17,100	15,695
Golar Ice	17,100	17,147	17,100	17,100	17,100	18,599
Golar Tundra (1)(2)	22,437	21,548	20,610	19,697	18,784	32,079
Golar Seal (2)	13,754	13,717	13,717	13,717	13,754	27,433
Golar Crystal (1)	12,441	12,335	12,175	12,050	11,907	37,601
Hilli (1)	128,418	123,526	118,800	114,075	109,463	412,055
(1) The payment obligations relating to the Golar Tundra, Golar Crystal and Hilli above include variable rental payments due under the lease based on an assumed LIBOR plus a margin.
(2) The payment obligations relating to the Golar Tundra and the Golar Seal above have been prepared on the assumption that we are able to secure a replacement charter for these two vessels, to ensure continuation of these financing arrangements. Refer to note 1 for further details.

The assets and liabilities of the lessor VIEs that most significantly impact our consolidated balance sheets as of December 31, 2018 and 2017, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	2018	2017
Assets									Total	Total
Restricted cash and short-term deposits (see note 14)	21,170	71,924	19,294	8	—	3,405	3,186	57,441	176,428	130,063

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	39,319	182,540	30,404	117,888	121,741	—	5,741	148,880	646,513	833,664
Long-term interest bearing debt - non-current portion (1)	114,093	—	123,267	—	—	123,524	90,790	749,100	1,200,774	252,691
	153,412	182,540	153,671	117,888	121,741	123,524	96,531	897,980	1,847,287	1,086,355
(1) Where applicable, these balances are net of deferred finance charges (see note 20).

The most significant impact of the lessor VIEs operations on our consolidated statements of income is interest expense of $61.5 million, $37.4 million and $44.1 million for the years ended December 31, 2018, 2017 and 2016, respectively. The most significant impact of the lessor VIEs cash flows on our consolidated statements of cash flows is net cash received in financing activities of $761.2 million, $51.5 million and $154.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Subsequent to the sale of common units in Golar Hilli LLC (see note 6 for further information), we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management have concluded Hilli LLC is a VIE and that we are the primary beneficiary. The assets and liabilities of Hilli LLC that most significantly impact our consolidated balance sheet as of December 31, 2018, are as follows:

(in thousands of $)	Hilli LLC (2)
Assets
Cash and short-term deposits	85,238
Restricted cash and short-term deposits	57,441
Vessels and equipment, net	1,301,279
Other non-current assets	91,431
1,535,389

Liabilities
Current portion of long-term debt and short-term debt (1)	148,880
Long-term interest bearing debt - non-current portion (1)	749,100
897,980
(1) Where applicable, these balances are net of deferred finance charges.
(2) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our consolidated statements of operations is liquefaction services revenue of $127.6 million and realized and unrealized gain on oil derivative instrument of $16.8 million for the period July 12, 2018 to December 31, 2018. The most significant impact of lessor VIE's cash flows on our consolidated statements of cash flows is net payments of $30.3 million in financing activities for the period July 12, 2018 to December 31, 2018.

6.	DISPOSAL OF LONG-LIVED ASSETS

6.1    Partial disposal of the Hilli

On July 12, 2018 (the "Closing Date"), we and affiliates of Keppel Shipyard Limited ("Keppel") and Black & Veatch Corporation ("B&V") (together, the "Sellers"), completed the sale ("Hilli Disposal") to Golar Partners of common units in our consolidated subsidiary Golar Hilli LLC ("Hilli LLC") (the "Hilli Common Units"), which owns Golar Hilli Corp. ("Hilli Corp"), the disponent owner of the Hilli. The Hilli Disposal resulted in the following changes to our ownership interest in our consolidated subsidiary Hilli LLC in our equity:

(in thousands of $)	December 31, 2018
Net loss attributable to stockholders of Golar LNG Limited	(231,428)
Transfer to the non-controlling interests: increase in Golar LNG Limited’s paid-in capital for sale of 1,096 Hilli Common Units in July 2018	304,468
Changes from net income attributable to stockholders of Golar LNG Limited and transfers to non-controlling interests	73,040

The selling price for the Hilli Disposal was $658 million, less 50% of our net lease obligations under the Hilli Facility (see note 20) on the Closing Date and working capital adjustments. On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Disposal (the "Hilli Sale Agreement"), we received a deposit from Golar Partners, which, together with accrued interest, equaled $71.9 million on the Closing Date (the "Hilli deposit"), combined with Golar Partners’ payment for its exercise of the Tundra Put Right, which, together with accrued interest, equaled $110.1 million on the Closing Date (the "Deferred Purchase Price"). We applied the Hilli Deposit, the Deferred Purchase Price and interest accrued thereon as payment for the Hilli Disposal.

We entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the "LLC Agreement") on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Disposal, we own:

•	44.6% of the Hilli Common Units, with the remaining Hilli Common Units owned by Golar Partners, Keppel and B&V (50.0%, 5.0% and 0.4%, respectively);

•	89.1% of the Series A Special Units, with the remaining Series A Special Units owned by Keppel and B&V (10.0% and 0.9%, respectively); and

•	89.1% of the Series B Special Units, with the remaining Series B Special Units owned by Keppel and B&V (10.0% and 0.9%, respectively).

We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business and, as a result, we continue to consolidate both Hilli LLC and Hilli Corp. All three classes of ownership interests in Hilli LLC have certain participating and protective rights. We reflect Keppel and B&V’s ownership in Hilli LLC’s Series A Special Units and Series B Special Units as non-controlling interests in our financial statements.

The LLC Agreement provides that within 60 days after the end of each quarter (commencing with the quarter ending September 30, 2018), we, in our capacity as the managing member of Hilli LLC, shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the unitholders of Hilli LLC (the "Hilli Unitholders") of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Hilli Unitholders when, as and if declared by us; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless Series A Distributions (defined below) and Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

Series A Special Units:
The Series A Special Units rank senior to the Hilli Common Units and on par with the Series B Special Units. Upon termination of the LTA, Hilli LLC has a right to redeem the Series A Special Units from legally available funds at a redemption price of $1 plus any unpaid distributions. There are no conversion features on the Series A Special Units. "Series A Distributions" reflect all incremental cash receipts by Hilli Corp during such quarter when Brent Crude prices rise above $60 per barrel with contractually defined adjustments.

Series B Special Units:
The Series B Special Units rank senior to the Hilli Common Units and on par with the Series A Special Units. There are no conversion or redemption features on the Series B Special Units. Incremental returns generated from future vessel expansion capacity (currently uncontracted and excluding the exercise of additional capacity under the existing LTA) include cash receipts and contractually defined adjustments. Of such vessel expansion capacity distributions ("Series B Distributions"):

•	holders of Series B Special Units are entitled to 95% of these distributions, and

•	holders of Hilli Common Units are entitled to 5% of these distributions.

Hilli Common Units:
Distributions attributable to Hilli Common Unitholders are not declared until any accumulated Series A Special Units and Series B Special Units distributions have been paid. As discussed above, Hilli Common Unitholders are entitled to receive a pro rata share of 5% of the vessel expansion capacity distributions.

Impact of partial disposal:
Hilli LLC is an entity where the economic results are allocated based on the LLC Agreement rather than relative ownership percentages. This is due to the different classes of equity within the Hilli LLC entity, as discussed above (Hilli Common Units, Series A Special Units, Series B Special Units). As the LLC Agreement is a substantive contractual arrangement that specifies the allocation of cash proceeds, management has allocated the results of the Hilli LLC entity based on this.

The main assumption made in the above exercise was to make certain assumptions about the allocation of non-cash components. Specifically, the unrealized mark-to-market movement in the oil derivative instrument is allocated to the Series A Special Unit holders only as they are the only unit holders who benefit from the oil-linked revenues, and the cost of the Hilli asset is allocated between the Hilli Common Unit holders and the Series B Special Unit holders. This split follows the allocation of cash revenues associated with the capacity of the asset to the Hilli Common Unit holders and the Series B Special Unit holders.

6.2    Deconsolidation of Golar Power entities

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

(d)    Carrying value of Golar Power's net assets
The table below shows the underlying carrying value of Golar Power's net assets at the deconsolidation date:

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

(e)    Guarantees issued by Golar to Golar Power
The guarantees issued by us in respect of Golar Power and its subsidiaries were fair valued as of the deconsolidation date which amounted to a liability of $4.5 million. This comprises of the following items:

(in thousands of $)	As of July 6, 2016
Debt guarantees	3,283
Shipyard guarantee	1,188
Total guarantees	4,471
Debt guarantees - The debt guarantees were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. The liability which is recorded in "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 28.
Shipyard guarantee - Golar has provided Samsung with a guarantee of settlement in relation to the shipbuilding contract of Golar Nanook, which now forms part of Golar Power's asset base. The liability which is recorded in "Other current liabilities" is being amortized on a straight line basis until delivery of the vessel with the credit being recognized in "Other financial items". See "Transactions with Golar Power and subsidiaries" in note 28.

7.	SEGMENT INFORMATION

We are a marine LNG infrastructure provider and a project development company. We own and operate LNG carriers, a FLNG and FSRUs and provide these services under time charters under varying periods. As of December 31, 2018, we have completed the commissioning of our first FLNG vessel and have entered the power market in an effort to become a midstream LNG solution provider. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2018, we operate in the following three reportable segments:

•
Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of Golar Partners and Golar Power.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion was completed and the vessel was accepted by the customer under the LTA. In February 2019 Golar entered into an agreement with BP for the charter of a FLNG, which will be converted from our existing LNG carrier, the Gimi, for a 20-year period expected to commence in 2022. The Gimi was relocated from layup to Keppel Shipyard in early 2019 to proceed with the conversion.

In July 2016, we entered into an agreement with Schlumberger B.V. ("Schlumberger") to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. As a result we report the equity in net losses of OneLNG in the FLNG segment. In May 2018, it was decided that Golar and Schlumberger will wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	December 31, 2018					December 31, 2017					December 31, 2016 (3)
(in thousands of $)	Vessel Operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	302,979	127,625	—	—	430,604	143,537	—	—	—	143,537	80,257	—	—	—	80,257
Depreciation and amortization	(65,496)	(28,193)	—	—	(93,689)	(76,522)	—	—	—	(76,522)	(72,972)	—	—	—	(72,972)
Other operating expenses	(231,887)	(44,031)	—	—	(275,918)	(163,207)	(4,365)	—	—	(167,572)	(144,816)	(3,576)	—	—	(148,392)
Other operating gains and losses	50,740	2,749	—	—	53,489	—	15,100	—	—	15,100	16	—	—	—	16
Operating income (loss)	56,336	58,150	—	—	114,486	(96,192)	10,735	—	—	(85,457)	(137,515)	(3,576)	—	—	(141,091)

Inter segment operating income (loss)(2)	335	—	—	(335)	—	4,568	—	—	(4,568)	—	275	—	—	(275)	—
Segment operating (loss) income	56,671	58,150	—	(335)	114,486	(91,624)	10,735	—	(4,568)	(85,457)	(137,240)	(3,576)	—	(275)	(141,091)

Equity in net (losses) earnings of affiliates	(138,676)	(2,047)	(16,913)	—	(157,636)	1,503	(8,153)	(18,798)	—	(25,448)	37,344	—	10,534	—	47,878

Balance sheet:
Total assets	2,990,506	1,555,389	266,151	(5,451)	4,806,595	3,025,244	1,515,463	228,696	(5,116)	4,764,287	3,152,311	978,614	126,534	(548)	4,256,911
Investment in affiliates	305,631	—	266,151	—	571,782	472,482	2,047	228,696	—	703,225	512,046	10,200	126,534	—	648,780
Capital expenditures	22,978	116,715	—	—	139,693	1,349	390,552	—	—	391,901	33,698	200,820	—	—	234,518
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

Revenues from external customers

During the year ended December 31, 2018 our vessels operated predominately within the Cool Pool and under our LTA with Perenco Cameroon S.A. ("Perenco") and Société Nationale des Hydrocarbures ("SNH"), (together, the "Customer").

In the years ended December 31, 2018, 2017 and 2016, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter revenues:

(in thousands of $)	2018		2017		2016
The Cool Pool (1)	251,070	62%	106,302	91%	51,075	77%
Perenco and SNH (note 8)	127,625	31%	—	—%	—	—%
An energy and logistics company	9,235	2%	9,235	8%	7,975	12%
(1) The 2018 Cool Pool revenue of $251.1 million includes revenue of $73.9 million that is separately disclosed in the consolidated statements of operations as from a collaborative arrangement. The balance of $177.2 million was derived from Golar vessels operating within the Cool Pool, and is included within the caption "Time and voyage charter revenues" in the consolidated statements of operations. See note 28.

The above revenues exclude vessel and other management fees from Golar Partners (see note 28).

Geographic data

The following geographical data presents our revenues from customers and fixed assets with respect only to our FLNG, while operating under the LTA, in Cameroon. In time and voyage charters for LNG carriers (or our FSRU, operating as a LNG carrier), the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

(in thousands of $)	2018	2017	2016
Cameroon
Liquefaction services revenue	127,625	—	—
Total assets	1,535,389	1,515,463	—

8.	REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2018	17,245	—
Payments received for services billed	(14,558)	—
Services provided and billed in current period	143,670	33,763
Payments received for services billed in current period	(120,975)	—
Impairment	(1,006)	—
Deferred commissioning period revenue	—	(2,467)
Closing balance on December 31, 2018	24,376	31,296
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and Golar Partners, of our total contract asset balances above:

•	$3.1 million is included in balance sheet line item "Amounts due from related parties" under current assets ($7.2 million at December 31, 2017), and

•	$4.3 million is included in "Amounts due to related parties" under current liabilities ($10.0 million at December 31, 2017).

Refer to note 28 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the Customer’s gasfields, providing liquefaction service capacity over the term of the LTA. Liquefaction services revenue recognized comprises the following amounts:

	Year Ended December 31,
(in thousands of $)	2018	2017
Base tolling fee (1)	119,677	—
Amortization of deferred commissioning period revenue (2)	2,467	—
Amortization of Day 1 gain (3)	5,817	—
Other	(336)	—
Total	127,625	—
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of income), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized gain on oil derivative instrument" in the consolidated statements of income, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative instrument was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.

We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining contract term of less than eight years, including the components of transaction price described above.

9.	IMPAIRMENT OF NON-CURRENT ASSETS

Vessels

The following table presents the market values and carrying values of nine of our vessels that we have determined to have market values that are less than their carrying values as of December 31, 2018. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying values, no impairment was recognized.

(in thousands of $)

Vessel	2018 Market value (1)	2018 Carrying value	Deficit
Golar Arctic	76,750	134,400	57,650
Golar Seal	178,750	179,000	250
Golar Bear	182,000	183,900	1,900
Golar Frost	182,000	187,700	5,700
Golar Viking	78,250	112,300	34,050
Golar Glacier	182,500	183,500	1,000
Golar Snow	184,500	191,800	7,300
Golar Ice	184,000	192,000	8,000
Golar Kelvin	183,500	185,600	2,100
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

Long-lived assets

The following table presents the impairment charge recognized in relation to equipment included in "Other non-current assets", acquired due to uncertainty of the future usage of this equipment:

(in thousands of $)	2018	2017	2016
Impairment charge	—	—	1,706

Investment in affiliates

In November 2018, Golar Partners announced a distribution cut which failed to translate into an improved share price. Given the failure of the share price to recover and the sustained period of the suppressed share price, we believe that the difference between the carrying value and the fair value of our equity accounted investment is no longer temporary. On December 31, 2018, we recorded an impairment charge of $149.4 million.

The fair value of our investment in Golar Partners is categorized within level 2 of the fair value hierarchy. The methodology applied to arrive at the fair value was to apply a Monte Carlo Simulation model to estimate the total equity value of Golar Partners which determines the total distribution payment to all unitholders including Common, GP units and IDRs. The key inputs into the model are the valuation date share price, long term volatility curve and dividend yield of Golar Partners.

10.	(LOSSES) GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Losses) gains on derivative instruments comprise of the following:

(in thousands of $)	2018	2017	2016
Mark-to-market adjustment for interest rate swap derivatives (see note 27)	604	6,614	2,818
Mark-to-market adjustment for equity derivatives (see note 27)	(30,663)	16,622	24,819
Mark-to-market adjustment for foreign exchange swap derivatives	(1,151)	821	(993)
Unrealized mark-to-market (losses) gains on Earn-Out Units (see note 19)	(7,400)	441	—
Interest income (expense) on undesignated interest rate swaps (see note 27)	8,069	(3,802)	(10,153)
	(30,541)	20,696	16,491

Other financial items, net comprise of the following:

(in thousands of $)	2018	2017	2016
Impairment of loan (1)	—	—	(7,627)
Financing arrangement fees and other costs	(244)	(677)	(404)
Amortization of debt guarantee	861	1,548	1,563
Foreign exchange loss on operations	(1,997)	(888)	(1,909)
Other	(101)	(52)	577
	(1,481)	(69)	(7,800)
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

11.	INCOME TAXES

The components of income tax expense (benefit) are as follows:

	Year ended December 31
(in thousands of $)	2018	2017	2016
Current tax expense	836	1,478	1,035
Deferred tax expense	431	27	90
Amortization of tax benefit arising on intra-group transfers of non-current assets	—	—	(1,714)
Total income tax expense (benefit)	1,267	1,505	(589)

The income taxes for the years ended December 31, 2018, 2017 and 2016 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2018	2017	2016
Income taxes at statutory rate	—	—	—
Effect of deferred tax benefit on intra-group transfers of non-current assets	—	—	(1,714)
Effect of movement in deferred tax balances	431	27	90
Effect of adjustments in respect of current tax in prior periods	(369)	(5)	(334)
Effect of taxable income in various countries	1,205	1,483	1,369
Total tax expense (benefit)	1,267	1,505	(589)

Jurisdictions open to examination

The earliest tax year that remains subject to examination by the major taxable jurisdictions in which we operate are: UK (2017) and Norway (2015).

12.	LOSS PER SHARE

Basic earnings (loss) per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2018	2017	2016
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(231,428)	(179,703)	(186,531)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2018	2017	2016
Basic and diluted loss per share:
Weighted average number of common shares outstanding	100,684	100,597	93,933

Loss per share are as follows:

	2018	2017	2016
Basic and diluted	$(2.30)	$(1.79)	$(1.99)

The effects of stock options and convertible bonds have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2018, 2017 and 2016 because the effects were anti-dilutive.

13.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our vessels as of December 31, 2018, were as follows:

Year ending December 31
(in thousands of $)
2019	25,851
Total	25,851

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2018 and 2017 were $331.5 million and $35.6 million; and $191.1 million and $53.6 million, respectively.

Rental expense

We are committed to making rental payments under operating leases. The future minimum rental payments under our non-cancellable operating leases are as follows:

Year ending December 31	Total
(in thousands of $)
2019	5,417
2020	3,756
2021	2,682
2022	2,425
2023 and thereafter	6,180
Total minimum lease payments	20,460

Total rental expense for operating leases was $8.2 million, $19.3 million and $29.6 million for the years ended December 31, 2018, 2017 and 2016, respectively. In prior years, the Golar Grand was chartered back from Golar Partners under agreements executed at the time of its disposals to Golar Partners. The Golar Grand charter-back arrangement with Golar Partners ceased in October 2017.

Total rental expense for operating leases for the year ended December 31, 2018 includes $6.1 million of minimum rental expense, $2.2 million of contingent rental expense and sublease rental income of $0.1 million.

14.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2018	2017
Restricted cash relating to the total return equity swap (1)	82,863	58,351
Restricted cash in relation to the Hilli (2)	174,597	174,737
Restricted cash and short-term deposits held by lessor VIEs (3)	176,428	130,063
Restricted cash relating to the $1.125 billion debt facility (4)	17,657	33,752
Collateral on the Margin Loan Facility (5)	33,413	—
Restricted cash relating to office lease	777	813
Bank guarantee	691	99
Total restricted cash and short-term deposits	486,426	397,815
Less: Amounts included in current restricted cash and short-term deposits	(332,033)	(222,265)
Long-term restricted cash	154,393	175,550
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap. Collateral of 20% of the total purchase price is required and this is subsequently adjusted with reference to the Company's share price (see note 27).

(2) In November 2015, in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305.0 million to support the performance guarantee.

Under the provisions of the $400 million letter of credit, the terms allow for a stepped reduction in the value of the guarantee over time and thus, conversely, a reduction in the cash collateral requirements. Effective December 19, 2017, the $400 million letter of credit reduced to $300 million. The corresponding release of $57.2 million cash collateral reduced the cash collateral requirement to $174.7 million at December 31, 2017, with no further reduction in 2018. It is expected that the letter of credit will further reduce to $250.0 million during 2019.

In November 2016, after certain conditions precedent were satisfied by the Company, the letter of credit required in accordance with the signed LTA was re-issued and, with an initial expiry date of December 31, 2018, the letter of credit automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the Hilli by the charterer, unless the bank should exercise its option to exit from this arrangement by giving three months' notice prior to the annual renewal date.

(3) These are amounts held by lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (see note 5).

(4) This refers to cash deposits required under the $1.125 billion debt facility (see note 20). The covenant requires that, on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained.

(5) Collateral held against the Margin Loan Facility is required to satisfy one of the mandatory prepayment events within the facility, with this having been triggered when the closing price of the Golar Partners common units pledged by us as security for the obligations under the facility fell below a defined threshold. If certain requirements are met, the facility allows for the release of the collateral (see note 20).

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 20) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

15.	OTHER CURRENT ASSETS

(in thousands of $)	2018	2017
Prepaid expenses	4,285	3,045
Other receivables	14,435	3,002
	18,720	6,047

16.	INVESTMENTS IN AFFILIATES

At December 31, 2018 and 2017, we have the following participation in investments that are recorded using the equity method:

	2018	2017
Golar Partners (1)	32.0%	31.8%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Power	50%	50%
OneLNG	51%	51%
The Cool Pool Limited ("Pool Manager") (2)	50%	33%
Avenir LNG Limited ("Avenir")	22.5%	—
(1) As of December 31, 2018, we held a 32.0% (2017: 31.8%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the IDRs.
(2) The Pool Manager is a Marshall Islands service company that was established in September 2015 to facilitate the joint operations under the Cool Pool. Following the exit of one participant from the pool in June 2018, our participation increased to50%.

The carrying amounts of our investments in our equity method investments as at December 31, 2018 and 2017 are as follows:

(in thousands of $)	2018	2017
Golar Partners	271,160	467,097
Golar Power	266,151	228,696
OneLNG	—	2,047
Avenir	28,710	—
Others (1)	5,761	5,385
Equity in net assets of affiliates	571,782	703,225

1 Others largely relate to our investment in ECGS amounting to $5.3 million and $5.4 million as at December 31, 2018 and 2017, respectively.

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2018	2017
Cost	981,196	877,810
Dividends	(336,286)	(287,263)
Equity in net earnings of affiliates	95,458	107,553
Impairment of investment in affiliate	(149,389)	—
Share of other comprehensive income of affiliates	(19,197)	5,125
Equity in net assets of affiliates	571,782	703,225

Quoted market prices for ECGS, Golar Power and OneLNG are not available because these companies are not publicly traded.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers under long-term charters. Golar Partners is listed on the NASDAQ. Since the deconsolidation date of Golar Partners in December 2012, we have accounted for all our investments (Common Units, GP Units and IDRs) in Golar Partners under the equity method. The initial carrying value of our investments in Golar Partners was based on the fair value on the deconsolidation date. Subsequently the day one value was adjusted for our share of Golar Partners earnings and distributions received. On December 31, 2018, we recognized an impairment charge of $149.4 million. See note 9 for further details.

Exchange of Incentive Distribution Rights "IDR Reset"

On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units"). Based on the agreement, half of the Earn-Out Units ("first tranche") would vest if Golar Partners paid a distribution equal to, or greater than, $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar 374,295 common units and 7,639 general partner units on November 15, 2017. The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments. The agreement also required Golar Partners to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, in connection with the issuance of the above Earn-Out Units, Golar also received $0.9 million in dividends in the prior period. The remaining Earn-Out Units ("second tranche") would be issued if Golar Partners paid a distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. Having not satisfied the minimum quarterly distribution over all of these quarters, the second tranche did not vest.

In relation to the IDR Reset transaction, we applied "carry over" accounting and determined that the Earn-Out Units met the definition of a derivative. Accordingly, the overall effect of the IDR Reset on the transaction date was (i) a reclassification of the initial fair value of the derivative from "Investment in affiliates" to "Other non-current assets" of $15.0 million, and (ii) the residual carrying value of the Old IDRs (after reclassification of the derivative fair value) was reallocated across the new instruments on a relative fair value basis. As of December 31, 2017, following the issuance of the first tranche of the Earn-Out Units, the fair value of the derivative amounted to $7.4 million. The decrease in Golar Partners' quarterly distribution to $0.4042 per common unit on October 24, 2018 resulted in the Earn-Out Units not crystallizing and, accordingly, we recognized a mark-to-market loss of $7.4 million for the year ended December 31, 2018, effectively reducing the derivative asset to $nil.

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

As ECGS is jointly owned and operated together with other third parties, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint control. Dividends received for each of the years ended December 31, 2018 and 2017 were $0.2 million and $nil, respectively.

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

Under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power on a pro rata basis. During the year ended December 31, 2018, we contributed a further $55.0 million to Golar Power as a result of this agreement. In addition, interest costs capitalized on the investment in Golar Power for the years ended December 31, 2018 and 2017, were $10.5 million and $6.6 million, respectively.

OneLNG

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. By virtue of substantive participation rights held by Schlumberger, we account for our investment in OneLNG under the equity method of accounting. The delays in finalizing a debt financing package for the Fortuna FLNG project, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger, as a result of this, have commenced the winding down of OneLNG and will work on FLNG projects as required on a case-by-case basis. As a result, we have written down our investment in OneLNG to $nil as at December 31, 2018.

Pool Manager

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd ("GasLog") and Dynagas Ltd ("Dynagas") to market our vessels which are currently operating in the LNG shipping spot market. In June 2018, Dynagas exited the pooling arrangement. As of December 31, 2018, the Cool Pool comprised of 16 vessels, of which eight vessels were contributed by us, six vessels by GasLog and two vessels by Golar Power. The vessel owner continues to be fully responsible for the manning and the technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company ("Pool Manager") was established in September 2015. The Pool Manager is jointly owned and controlled by us and GasLog.

Avenir

On October 1, 2018, Avenir issued a private placement of 99 million shares at a par price of $1 per share, which was successfully completed at a subscription price of $1 per share. Of the 99 million shares placed, we subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25%. The investment is part of a combined commitment of up to $182.0 million from Stolt-Nielsen Limited ("Stolt-Nielsen") (an entity affiliated with our director Niels Stolt Nielsen), Höegh LNG Holdings Limited ("Höegh") and Golar for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand, the development of LNG bunkering services and supply to the transportation sector.

The consideration of $24.8 million, was deemed less than our proportionate share of net assets acquired in Avenir, at fair value. Therefore, during the year ended December 31, 2018 we recognized negative goodwill of $3.8 million in equity in net (losses) earnings of affiliates to reflect our bargain purchase.

Avenir intends to utilize the best-in-class capabilities of its anchor investors to build a global presence as the leading provider of small-scale LNG, and it will be among the first movers in this market with a fleet of small-scale LNG carriers and terminals. The market for small-scale LNG is rapidly expanding, with great potential to be realized in the off-grid power, transportation and bunkering markets because of high-margin oil-to-gas switching, policy changes and environmental benefits of consuming LNG relative to alternative fossil fuels. The forthcoming IMO 2020 regulations are one of many driving factors for increased small-scale LNG consumption, and Avenir plans to introduce safe and efficient ship-to-ship bunkering services at key strategic ports to meet and develop demand for LNG as a marine fuel.

Avenir was originally formed by Stolt-Nielsen in 2017 to provide LNG to markets lacking access to LNG pipelines. Stolt-Nielsen will consolidate all its LNG activities into Avenir, including four small-scale LNG carriers currently under construction at Keppel Singmarine in Nantong, China, two small-scale LNG carriers on order from Sinopacific Offshore Engineering in Nantong, China and a 80% ownership in an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia. Avenir plans to source and ship LNG to the terminal using small LNG carriers, and distribute the LNG in trucks and through regasification into the local gas grid.

On November 8, 2018, Avenir placed a further 11 million shares, also at a subscription price of $1 per share, with a group of institutional and other professional investors and, subsequent to this placement, Stolt-Nielsen, Höegh and Golar have a 45%, 22.5% and 22.5% participation in Avenir, respectively.

Avenir's shares were listed on the N-OTC with effect from November 14, 2018.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2018						December 31, 2017
	ECGS	Golar Partners	Pool Manager	Golar Power	OneLNG	Avenir	ECGS	Golar Partners	Pool Manager	Golar Power	OneLNG
Balance Sheet
Current assets	22,955	164,529	98,448	79,029	4,884	78,591	37,476	311,496	40,661	61,374	14,955
Non-current assets	244	2,076,288	—	955,100	—	20,840	333	2,115,875	—	713,646	—
Current liabilities	11,510	323,508	98,448	285,447	8,741	1,760	25,836	180,087	40,661	60,033	10,941
Non-current liabilities	1,203	1,157,792	—	149,114	—	—	1,203	1,399,683	—	174,656	—
Non-controlling interests	—	79,902	—	1,541	—	—	—	76,544	—	—	—

Statement of Operations
Revenue	30,596	346,650	346,170	78,732	7	487	44,052	433,102	159,460	7,354	—
Net income (loss)	207	76,548	—	(10,202)	(6,646)	(975)	1,047	144,848	—	(7,899)	(14,883)

17.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2018	2017
Purchase price installments	—	962,709
Interest costs capitalized	—	116,416
Other costs capitalized (1)	20,000	98,364
	20,000	1,177,489
(1) Other capitalized costs relate to the carrying value of the vessel earmarked for conversion.

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG. The primary vessel conversion contract was entered into with Keppel. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. On completion of the Hilli FLNG conversion and commissioning, we reclassified the total balance to "Vessels and equipment, net" in our consolidated balance sheet as of December 31, 2018.

In October 2014, we entered into agreements for the conversion of the Gimi to a FLNG. The primary vessel conversion contract was entered into with Keppel in December 2018. In February 2019, Golar entered into an agreement with BP for the charter of a FLNG unit, Gimi, to service the Greater Tortue Ahmeyim project for a 20-year period expected to commence in 2022. The Gimi was delivered to Keppel shipyard in Singapore to undergo initial works in connection with her conversion in early 2019. Accordingly, the carrying value of the Gimi of $20.0 million has been reclassified from "Vessels and equipment, net" to "Asset under development" as of the reporting date.

18.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	2018	2017
Cost
As of January 1	2,431,136	2,438,720
Additions	11,304	1,349
Transfer from asset under development (1)	1,296,431	—
Transfer to asset under development	(90,828)	—
Write-offs	(9,995)	(8,933)
As of December 31	3,638,048	2,431,136

Depreciation, amortization and impairment
As of January 1	(354,077)	(284,889)
Charge for the year (2)	(93,415)	(76,522)
Transfer to asset under development	70,828	—
Write-offs	9,995	7,334
As of December 31	(366,669)	(354,077)
		—
Net book value as at December 31	3,271,379	2,077,059
(1) On completion of the Hilli FLNG conversion and commissioning, we reclassified the total balance from "Asset under development" in our consolidated balance sheet as of December 31, 2018. Capitalized interest costs of $148.1 million are included in the cost amounts above as of December 31, 2018.
(2) Depreciation and amortization charge for the year ended December 31, 2018 excludes $0.3 million of amortization charged to non-current assets in relation to the Cameroon License fee.

Drydocking costs of $133.3 million and $37.4 million are included in the cost amounts above as of December 31, 2018 and 2017, respectively. Accumulated amortization of those costs as of December 31, 2018 and 2017 were $26.0 million and $24.3 million, respectively.

Depreciation and amortization expense for each of the years ended December 31, 2018, 2017 and 2016 was $93.4 million, $76.5 million and $73.0 million, respectively.

As at December 31, 2018 and 2017, vessels with a net book value of $3,244.3 million and $2,032.7 million, respectively, were pledged as security for certain debt facilities (see note 30).

As at December 31, 2018 and 2017, included in the above amounts is office equipment with a net book value of $5.7 million and $3.9 million, respectively.

19.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2018	2017
Oil derivative instrument (see note 27)	84,730	94,700
Other non-current assets (1)	40,729	37,891
Mark-to-market interest rate swaps valuation (see note 27)	6,298	10,166
OLT Offshore LNG Toscana S.p.A ("OLT–O") (2)	7,347	7,347
Derivatives - other (see note 16)	—	7,400
	139,104	157,504
(1) "Other non-current assets" is mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi into a FLNG vessel. As of December 31, 2018 and 2017, the aggregate carrying value was $31.0 million. The Gimi conversion contract was executed on December 13, 2018 subsequent to the receipt of a limited Notice to Proceed from BP in relation to the Greater Tortue Ahmeyim project.

(2) "Investment in OLT Offshore LNG Toscana S.p.A ("OLT-O")" refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy. In prior years, this investment was classified as a cost method investment. Following the adoption of ASU 2016-01, we have applied the measurement alternative for measuring equity investments without readily determinable fair values. As of December 31, 2018 and 2017, our investment in OLT-O was $7.3 million, representing a 2.7% interest in OLT-O’s issued share capital.

20.	DEBT

(in thousands of $)	2018	2017

Total long-term and short-term debt	2,565,359	2,410,847
Less: current portion of long-term debt and short-term debt	(730,257)	(1,384,933)
Long-term debt	1,835,102	1,025,914

The outstanding debt as of December 31, 2018 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2019	85,225	646,959	732,184
2020	163,383	82,260	245,643
2021	21,716	82,260	103,976
2022	375,377	82,260	457,637
2023	21,716	82,260	103,976
2024 and thereafter	65,151	873,629	938,780
Total	732,568	1,849,628	2,582,196
Deferred finance charges	(14,494)	(2,343)	(16,837)
Total	718,074	1,847,285	2,565,359
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 5).

At December 31, 2018 and 2017, our debt was as follows:

(in thousands of $)	2018	2017	Maturity date
Golar Arctic facility	58,300	65,600	2019
Golar Viking facility	46,875	52,083	2020
2017 Convertible bonds	353,661	340,173	2022
Margin Loan	100,000	119,125	2020
FLNG Hilli facility	—	525,000	2018
Hilli shareholder loans:
- Keppel loan	—	44,066	2027
- B&V loan	—	5,000	2027
$1.125 billion facility:
- Golar Bear facility	86,200	96,975	2024/2026*
- Golar Frost facility	87,532	98,474	2024/2026*
Subtotal (excluding lessor VIE loans)	732,568	1,346,496
ICBCL VIE loans:
- Golar Glacier facility	154,226	161,876	2018/2024**
- Golar Snow facility	154,566	162,566	2018/2025**
- Golar Kelvin facility	182,540	182,540	**
- Golar Ice facility	117,888	134,954	**
CMBL VIE loan:
- Golar Tundra facility	121,741	198,613	2026**
CCBFL VIE loan:
- Golar Seal facility	123,524	143,849	2026**
COSCO VIE loan:
- Golar Crystal facility	97,163	104,006	2027**
CSSC VIE loan:
- Hilli facility	897,980	—	2028**
Total debt (gross)	2,582,196	2,434,900
Deferred finance charges	(16,837)	(24,053)
Total debt	2,565,359	2,410,847
* The commercial loan tranche matures earlier of the two dates, with the remaining balance maturing at the latter date. However, in the event that the commercial tranche is not refinanced within five years, the lenders have the option to demand repayment. In October 2018, the maturity of the commercial tranche, and consequently the option to the lenders, was extended by five years, to 2024.
** This represents the total loan facilities drawn down by subsidiaries of ICBCL, CMBL, CCBFL, COSCO and CSSC, which we consider to be VIEs. See note 5.

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

2017 Convertible bonds

On February 17, 2017, we closed a new $402.5 million senior unsecured five years 2.75% convertible bond. The conversion rate for the bonds was initially equal to 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million. On inception, we recognized a liability of $320.3 million and an equity portion of $39.9 million.

During 2018, the quarterly dividends in respect of the second and third quarter results exceeded the dividend threshold and resulted in an adjustment to the initial conversion rate. The distribution of the second quarter results, of $0.125 per share, increased the conversion rate to 26.6102. This corresponds to a conversion price of $37.58. The distribution of the third quarter results, of $0.15 per share, further increased the conversion rate to 26.6375. This corresponds to a conversion price of $37.54.

Margin Loan Facility

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan Facility. Pursuant to the Margin Loan Facility Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan Facility has a term of three years, an interest rate of LIBOR plus a margin of 3.95% and is secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan Facility contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan Facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility. This was increased to 21,226,586 as part of the amendments to the facility in 2018.

During July 2018, amendments to the existing Margin Loan Facility were completed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize, remaining at $100 million until maturity. Previously the dividend cash received from the pledged Partnership shares was first used to service the interest on the loan, any excess cash was then used to prepay a portion of the principal. Under the modified agreement, any excess cash after servicing the interest will be returned to Golar. Subject to the satisfaction of certain covenants, no further principal repayments will be required ahead of loan maturity in March 2020.

At December 31, 2018, collateral held against the Margin Loan Facility is required to satisfy one of the mandatory prepayment events within the facility, with this having been triggered when the closing price of the Golar Partners common units pledged by us as security for the obligations under the facility fell below a defined threshold. If certain requirements are met, the facility allows for the release of the collateral. See note 14.

FLNG Hilli facility

In September 2015, in connection with the conversion of the Hilli to a FLNG, we entered into agreements with a subsidiary of CSSC for a pre-delivery credit facility and post-delivery sale and leaseback financing.

Hilli pre-delivery facility

Under the pre-delivery credit facility, we entered into an agreement with a subsidiary of CSSC to lend us up to $700 million or 60% of the initial project budget for the conversion of the Hilli to partly finance the costs of conversion. The credit facility was non-amortizing with the principal payable at the earlier of August 30, 2018 or sale of the converted Hilli to a subsidiary of CSSC under the sale and leaseback arrangement (described below under "Hilli post-delivery sale and leaseback financing"). The facility bore interest at a fixed rate of 6.25% per annum. Upon acceptance of the Hilli in June 2018, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing.

Hilli post-delivery sale and leaseback financing

On May 31, 2018, the Hilli completed commissioning and acceptance testing procedures, was accepted under the LTA with Perenco and SNH and is began full commercial operation. On June 24, 2018, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing in relation to the FLNG Hilli facility. The proceeds of this sale and leaseback financing were used, in part, to pay off the Hilli pre-delivery financing described above. We subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period (see note 5).

Hilli shareholder loans

Keppel loan

In September 2014, our subsidiary, Golar GHK Lessors Limited ("GGHK"), entered into a Sale and Purchase Agreement with KSI Production Pte Ltd (''KSI''), a subsidiary of Keppel, to sell 10% of its ownership in Hilli Corp for $21.7 million. In consideration, KSI paid the equity value of the shares and acquired a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $21.7 million and is shown under "Long-term debt" in our consolidated financial statements as at December 31, 2017. The loan bore interest at 6% per annum. Installment payments of 2.5% of the value of the loan were payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance. Since September 2014 through to December 31, 2015, additional cash calls were issued to meet funding requirements relating to the conversion of the Hilli to a FLNG. However, during 2015, due to surplus cash balances it was agreed by the Hilli Corp shareholders to return an amount of surplus cash to both KSI and Golar. The amount to be returned to KSI was $9 million and resulted in a decrease in the Keppel loan by the same. Accordingly, as of December 31, 2017, the balance outstanding under the Keppel shareholder loan was $44.1 million. This loan was converted to equity on the Closing Date of the Hilli Disposal (see note 6).

B&V loan

In November 2014, our subsidiary, GGHK, entered into a Sale and Purchase Agreement with Black & Veatch International Company (''B&V''), a subsidiary of Black & Veatch, to sell approximately 1% of its ownership in Hilli Corp for $5.0 million. In consideration B&V paid the equity value of the shares and acquired a portion of the loans made by GGHK to Hilli Corp. The loan amounted to $5.0 million and is shown under "Long-term debt" in our consolidated financial statements as at December 31, 2017. The loan bore interest at 6% per annum. Installment payments of 2.5% of the value of the loan were payable on a six-monthly basis beginning 12 months after final acceptance of the FLNG with a balloon payment 120 months after final acceptance. This loan was converted to equity on the Closing Date of the Hilli Disposal (see note 6).

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

The K-Sure tranche is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12 year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment depending on drawdown dates for each respective vessel. In the event the commercial tranche is not refinanced prior to the end of the five years, both K-Sure and KEXIM have an option to demand repayment of the balances outstanding under their respective tranches. In October 2018, the term of the commercial tranche, and consequently the option to K-Sure and KEXIM, was extended by 5 years. The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel.

As of December 31, 2018, the aggregate balance of the facility was $173.7 million and relates to two of our vessels: the Golar Bear and the Golar Frost. However, we continue to guarantee the debt relating to the Golar Celsius and the Golar Penguin that was assumed by Golar Power in connection with the formation transaction in 2016 (see note 6).

Lessor VIE debt

The following loans relate to our lessor VIE entities, including ICBCL, CMBL, CCBFL, COSCO and CSSC, that we consolidate as variable interest entities ("VIEs"). Although we have no control over the funding arrangements of these entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. See note 5 for additional information.

ICBCL VIE loans

Golar Glacier facility

In October 2014, the SPV, Hai Jiao 1401 Limited, which owns the Golar Glacier, entered into secured financing agreements for $184.8 million consisting of senior and junior loan facilities which are denominated in USD. The senior loan facility of $153 million is a 10 year non-recourse loan provided by ICBC Brussels, with first priority lien on the Golar Glacier. The senior loan facility bears interest at LIBOR plus a margin and is repayable in semi-annual installments with a balloon payment on maturity. The short-term junior loan facility of $31.8 million is provided by ICBCIL Finance Co., a related party of ICBCL. The junior loan facility bears interest at 6% and is repayable on demand.

Golar Snow facility
In January 2015, the SPV, Hai Jiao 1402 Limited, which owns the Golar Snow, entered into secured financing agreements for $182.6 million consisting of senior and junior loan facilities which are denominated in USD. The senior loan facility of $160.0 million is a 10 year non-recourse loan provided by ICBC Brussels, with a first priority lien on the Golar Snow. The senior loan facility bears interest at LIBOR plus a margin and is repayable in semi-annual installments with a balloon payment on maturity. The short-term junior loan facility of $22.6 million is provided by ICBCIL Finance Co., a related party of ICBCL. The junior loan facility bears interest at 6% and is repayable on demand.

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

A pre-condition of the Golar Tundra lease financing with CMBL is for the FSRU to be employed under an effective charter. The termination of the WAGL charter by us means that we now have to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. As a result, we have classified the Golar Tundra facility as short-term debt as of December 31, 2018.

CCBFL VIE loan - Golar Seal facility

In March 2016, the SPV, Compass Shipping 1 Corporation Limited, which owns the Golar Seal, entered into a long-term loan facility for $162.4 million. The loan facility is denominated in USD, is a 10 year loan, bears interest at 3.5% and is repayable in quarterly installments with a balloon payment on maturity.

COSCO VIE loan - Golar Crystal facility

In March 2017, the SPV, Oriental Fleet LNG 01 Limited, which owns the Golar Crystal, obtained an internal loan from its parent company, COSCO Shipping, to fund the purchase of the Golar Crystal. The internal loan bore no interest and was repayable on demand.

In April 2018, Oriental Fleet LNG 01 Limited, entered into a long-term loan facility for $101.0 million. The loan facility is provided by a related party of COSCO Shipping. The loan facility is denominated in USD, is a 10 year loan, limited to the term of the bareboat charter, bears interest at LIBOR plus a margin and is repayable in monthly installments with a balloon payment on maturity.

CSSC VIE loan - Hilli facility

In June 2018, the SPV, Fortune Lianjiang Shipping S.A., which owns the Hilli, entered into a secured financing agreement for $840.0 million. This loan facility is a 10 year non-recourse loan denominated in USD, bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity. In addition to this facility, the SPV entered into an internal loan with CSSC for $120.0 million. This loan bears no interest and is repayable on demand.

Debt restrictions

Certain of our debts are collateralized by ship liens and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, as of December 31, 2018 there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

In addition to lien security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

As of December 31, 2018, we were in compliance with all our covenants under our various loan agreements.

21.	ACCRUED EXPENSES

(in thousands of $)	2018	2017
Vessel operating and drydocking expenses	24,041	10,978
Administrative expenses	11,042	9,572
Interest expense	97,688	84,249
Current tax payable	463	1,096
	133,234	105,895

Vessel operating and drydocking expense related accruals are composed of vessel operating expenses such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils and insurances.

Administrative expenses related accruals are comprised of general overhead including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

22.	OTHER CURRENT LIABILITIES

(in thousands of $)	2018	2017
Deferred operating cost and charterhire revenue	8,206	1,044
Mark-to-market foreign exchange swaps valuation (see note 27)	1,322	223
Mark-to-market equity swaps valuation (see note 27)	70,804	40,141
Day 1 gain deferred revenue - current portion (see note 23)	9,950	7,463
Dividends payable	16,762	5,032
Other (1)	14,485	8,379
	121,529	62,282
(1) This includes amounts owed to Keppel and B&V in relation to the Hilli Disposal.

23.	OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2018	2017
Day 1 gain deferred revenue (1)	63,834	72,138
Deferred commissioning period revenue (2)	27,076	—
Pension obligations (see note 24)	32,972	37,537
Guarantees issued to Golar Partners and Golar Power (see note 28)	14,770	11,429
Other (3)	6,912	11,444
	145,564	132,548

(1) This represents the corresponding liability upon recognition of the LTA derivative asset. This deferred gain is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $79.6 million, of which $63.8 million is non-current at December 31, 2018. The current portion of the Day 1 gain deferred revenue is included in "Other current liabilities" (see note 22).

(2) This represents customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, which is considered an upfront payment for services. These amounts billed are recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $33.8 million, of which $27.1 million is non-current at December 31, 2018. The current portion of Deferred commissioning period billing is included in "Other current liabilities" (see note 22).

(3) Included in "Other" is an asset retirement obligation of $4.4 million and $9.8 million for the years ended December 31, 2018 and 2017, respectively. The reduction of $5.4 million in the current year is as a result of a change in the estimated date on which the obligation will be settled, which resulted in a decrease of $5.6 million in the provision, partially offset by $0.2 million of accretion recognized for the current year ended December 31, 2018. The corresponding asset of $4.4 million is recorded within vessels and equipment, net (see note 18).

24.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2018, 2017 and 2016 was $1.9 million, $1.7 million and $1.3 million, respectively.

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2018	2017	2016
Service cost	250	313	302
Interest cost	1,687	1,901	2,051
Expected return on plan assets	(926)	(843)	(806)
Recognized actuarial loss	1,392	1,182	1,060
Net periodic benefit cost	2,403	2,553	2,607

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2018 is $1.4 million (2017: $1.2 million).

The change in benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2018	2017
Reconciliation of benefit obligation:
Benefit obligation at January 1	51,171	50,376
Service cost	250	313
Interest cost	1,687	1,901
Actuarial (gain)/ loss	(3,265)	873
Foreign currency exchange rate changes	(599)	1,008
Benefit payments	(3,151)	(3,300)
Benefit obligation at December 31	46,093	51,171

The accumulated benefit obligation at December 31, 2018 and 2017 was $45.3 million and $50.2 million, respectively.

(in thousands of $)	2018	2017
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	13,634	12,503
Actual (loss)/ return on plan assets	(249)	1,039
Employer contributions	3,617	2,316
Foreign currency exchange rate changes	(730)	1,076
Benefit payments	(3,151)	(3,300)
Fair value of plan assets at December 31	13,121	13,634

(in thousands of $)	2018	2017
Projected benefit obligation	(46,093)	(51,171)
Fair value of plan assets	13,121	13,634
Unfunded status (1)	(32,972)	(37,537)

Employer contributions and benefits paid under the pension plans include $3.6 million (2017: $2.3 million) paid from employer assets for the year ended December 31, 2018.

(1) Our plan comprises two schemes. The details of these schemes are as follows:

	December 31, 2018			December 31, 2017
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(9,818)	(36,275)	(46,093)	(11,654)	(39,517)	(51,171)
Fair value of plan assets	12,291	830	13,121	12,968	666	13,634
Funded (unfunded) status at end of year	2,473	(35,445)	(32,972)	1,314	(38,851)	(37,537)

The fair value of our plan assets, by category, as of December 31, 2018 and 2017 were as follows:

(in thousands of $)	2018	2017
Equity securities	12,291	9,921
Debt securities	—	3,047
Cash	830	666
	13,121	13,634

The amounts recognized in accumulated other comprehensive income consist of:

(in thousands of $)	2018	2017
Net actuarial loss (see note 26)	9,218	12,799

The actuarial loss recognized in other comprehensive income is net of tax of $0.4 million, $0.3 million, and $0.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The asset allocation for our Marine scheme at December 31, 2018 and 2017, by asset category are as follows:

Marine scheme	2018 (%)	2017 (%)
Cash	100	10,000
Total	100	100

The asset allocation for our UK scheme at December 31, 2018 and 2017, by asset category are as follows:

UK scheme	2018 (%)	2017 (%)
Equity	100	76.5
Bonds	—	23.5
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2019, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	510	2,900

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2019	330	3,000
2020	410	3,000
2021	535	3,000
2022	355	3,000
2023	370	3,000
2024 - 2028	2,310	12,500

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2018	2017
Discount rate	3.90%	3.40%
Rate of compensation increase	2.20%	2.32%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2018	2017
Discount rate	3.40%	3.87%
Expected return on plan assets	6.75%	6.75%
Rate of compensation increase	2.32%	2.38%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2018 and 2017 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2018 and 2017. For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

25.	SHARE CAPITAL AND SHARE OPTIONS

Our ordinary shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2018 and 2017, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2018	2017
150,000,000 (2017: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2018	2017
101,302,404 (2017: 101,118,289) outstanding issued common shares of $1.00 each	101,303	101,119

We issued 184,115 and 38,000 common shares upon the exercise of stock options for the years ended December 31, 2018 and 2017, respectively.

Contributed surplus
As at December 31, 2018 and 2017 we had contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Treasury shares

In November 2014, our board of directors approved a new share repurchase program under which we may repurchase up to 5% of Golar's outstanding stock over a two-year period, which is now closed. As at December 31, 2018 and 2017, we repurchased 0.5 million shares for a consideration of $20.5 million and were party to a Total Return Swap, or TRS, indexed to 3.0 million of Golar's shares at an average price of $45.01. There is at present no obligation for us to purchase any shares from the counterparty.

Share options

In February 2002, our board of directors approved the Golar LNG Limited Share Option Scheme ("Golar Scheme"). The Golar Scheme permits the board of directors, at its discretion, to grant options and to acquire shares in the Company to employees, non-employees and directors of the Company or its subsidiaries. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date have five year terms and vest equally over a period of three to four years. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares or treasury shares in the Company may be used to satisfy exercised options.

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

During 2018 and 2017, the Company granted individuals 0.5 million and 0.4 million share options, respectively.

In 2017, the Company extended the life of 95,138 share options to September 30, 2018. The options were originally awarded from 2009 to 2011. Incremental compensation cost of $0.6 million was recognized in the year ended December 31, 2017, representing the excess of the fair value of the options at modification date over the original fair value at grant date.

As at December 31, 2018, 2017 and 2016, the number of options outstanding in respect of Golar shares was 3.8 million, 4.0 million and 3.8 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as at grant date are noted in the table below:

	2018	2017	2016
Risk free interest rate	2.5%	1.8%	1.8%
Expected volatility of common stock	62.5%	54.5%	55.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term of options (in years)	3.6 years	3.8 years	5.0 years

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

A summary of option activity as at December 31, 2018 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2017	4,017	$37.92	3.0
Exercised during the year	(184)	$14.60
Forfeited during the year	(521)	$45.06
Lapsed during the year	(15)	$31.46
Granted during the year	508	$27.20
Options outstanding at December 31, 2018	3,805	$36.16	2.4

Options exercisable at:
December 31, 2018	2,320	$39.02	1.96
December 31, 2017	1,139	$37.92	2.53
December 31, 2016	108	$2.84	0.83

The exercise price of all options is reduced by the amount of dividends declared and paid; the above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As at December 31, 2018, 2017 and 2016, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

	Year ended December 31
In $'000	2018	2017	2016
Intrinsic value of share options exercised	2,621	286	1,326
Total fair value of share options fully vested in the year	16,623	13,601	113

Compensation cost recognized in the consolidated statement of operations	11,748	8,777	5,830
Share options cost capitalized*	421	1,823	822

*These costs have been capitalized as part of the cost of the conversion of the Hilli, representing share options awarded to employees directly involved in the conversion.
As of December 31, 2018, the total unrecognized compensation cost amounting to $11.3 million relating to options outstanding is expected to be recognized over a weighted average period of 1.5 years.

26.	ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated Other Comprehensive Loss

As at December 31, 2018, 2017 and 2016, our accumulated other comprehensive loss balances consisted of the following components:

	Pension and post retirement benefit plan adjustments	Share of affiliates comprehensive (loss) income	Total accumulated comprehensive (loss) income
Balance at December 31, 2015	(12,400)	(192)	(12,592)
Other comprehensive (loss) income	(556)	3,606	3,050
Balance at December 31, 2016	(12,956)	3,414	(9,542)
Other comprehensive income	157	1,616	1,773
Balance at December 31, 2017	(12,799)	5,030	(7,769)
Other comprehensive income (loss)	3,581	(24,324)	(20,743)
Balance at December 31, 2018	(9,218)	(19,294)	(28,512)

27.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective, hedge the interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any of our counterparties.

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

As of December 31, 2018 and 2017, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps*:
Receiving floating, pay fixed	2018	950,000	2019/ 2021	1.23% to 1.94%
Receiving floating, pay fixed	2017	1,250,000	2018/ 2021	1.13% to 1.94%
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

Commodity price risk

A derivative asset, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term, was recognized in December 2017 following the effectiveness of the LTA. Golar bears no downside risk should the Brent Crude price move below $60.00.

Equity price risk

Our Board of Directors have approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2018, the counterparty to the equity swap transactions had acquired 3.0 million shares in the Company at an average price of $45.01. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $20.53. The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2018 is a loss of $30.7 million. There is, at present, no obligation for us to purchase any shares from the counterparty.

In addition to the above equity swap transactions linked to our own securities, we may, from time to time, enter into short-term equity swap arrangements relating to securities of other companies.

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; and
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and fair value of our financial instruments at December 31, 2018 and 2017 are as follows:

		2018	2018	2017	2017
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value

Non-derivatives:
Cash and cash equivalents	Level 1	217,835	217,835	214,862	214,862
Restricted cash and short-term deposits	Level 1	486,426	486,426	397,815	397,815
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(732,184)	(732,184)	(1,393,229)	(1,393,229)
Long-term debt – convertible bonds (2)	Level 2	(353,661)	(373,029)	(340,173)	(430,361)
Long-term debt (2)	Level 2	(1,496,351)	(1,496,351)	(701,498)	(701,498)
Derivatives:
Oil derivative instrument (6)	Level 2	84,730	84,730	94,700	94,700
Interest rate swaps asset (3)	Level 2	10,770	10,770	10,166	10,166
Foreign exchange swaps asset (3)	Level 2	—	—	51	51
Foreign exchange swaps liability (3)	Level 2	(1,322)	(1,322)	(223)	(223)
Total return equity swap liability (3)(4)	Level 2	(70,804)	(70,804)	(40,141)	(40,141)
Earn-Out Units asset (5)	Level 2	—	—	7,400	7,400

(1)	The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.

(2)
Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $16.8 million and $24.1 million at December 31, 2018 and December 31, 2017, respectively.

(3)
The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

(4)	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

(5)
The Earn-Out Units were issued to Golar in connection with the IDR Reset transaction between Golar and Golar Partners in October 2016. In October 2018, Golar Partners reduced their quarterly distribution and, as such, the fair value of the Earn-Out Units was written down to $nil. See note 16.

(6)
The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•
The carrying values of trade accounts receivable, trade accounts payable, accrued liabilities and working capital facilities approximate fair values because of the near term maturity of these instruments.

•	The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

•	The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

•	The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

•
The estimated fair values for both the floating long-term debt and short-term debt to a related party are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

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

•
The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.

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

•
Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy (see note 24).

The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2018 and 2017:

	Balance sheet classification	2018	2017
(in thousands of $)
Asset derivatives
Oil derivative instrument	Other non-current assets	84,730	94,700
Earn-Out Units asset	Other non-current assets	—	7,400
Interest rate swaps	Other current and non-current assets	10,770	10,166
Foreign exchange swaps	Other non-current assets	—	51
Total asset derivatives		95,500	112,317
Liability derivatives
Foreign exchange swaps	Other current liabilities	1,322	223
Total return equity swap	Other current liabilities	70,804	40,141
Total liability derivatives		72,126	40,364

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2018 and 2017 would be adjusted as detailed in the following table:

	2018			2017
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	10,770	—	10,770	10,166	—	10,166

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As at December 31, 2018 cash collateral amounting to $82.9 million has been provided (see note 14).

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

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CMBL, CCBFL, COSCO and CSSC in regards to our sale and leaseback arrangements (see note 5). We believe these counterparties to be sound financial institutions. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2018, our ownership interest was 32.0% and the aggregate carrying value of the investments recorded in our balance sheet as of December 31, 2018 was $271.2 million, being the total of our ownership interest (common and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business. Golar Partners operates in the same business as us and as of December 31, 2018 had a fleet of ten vessels managed by us, under contract, with five of these vessels operating under medium to long-term charters. During the year ended December 31, 2018, we recognized an impairment loss of $149.4 million on our investment in Golar Partners. Refer to note 9.

We also have a substantial equity investment in our joint venture, Golar Power. As of December 31, 2018, our ownership interest was 50% and the aggregate carrying value of the investment recorded in our balance sheet as of December 31, 2018 was $266.2 million. Accordingly, the value of our investment and the income generated from Golar Power is subject to specific risks associated with its business. Golar Power offers integrated LNG based downstream solutions through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Furthermore, in the event the decline in the fair value of this investment falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

A further concentration of supplier risk exists in relation to our vessels undergoing or pending FLNG conversion with Keppel and B&V. However, we believe this risk is remote as Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.

28.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2018	2017	2016
Management and administrative services revenue (i)	9,809	7,762	4,251
Ship management fees revenue (ii)	5,200	5,903	6,466
Charterhire expenses (iii)	—	(17,423)	(28,368)
Interest expense on short-term credit facility (iv)	—	—	(122)
Share options expense recharge (vi)	—	228	181
Interest expense on deposits payable (vii)	(4,779)	(4,622)	(1,967)
Total	10,230	(8,152)	(19,559)

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2018 and 2017 consisted of the following:

(in thousands of $)	2018	2017
Trading balances owed from/ (to) Golar Partners and subsidiaries (iv)	4,091	(4,144)
Methane Princess lease security deposit movements (v)	(2,835)	(3,464)
Deposit payable (vii)	—	(177,247)
Total	1,256	(184,855)

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

(iii) Charterhire expenses - This consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand in 2015, 2016 and 2017. On November 1, 2017, the Golar Grand guarantee concluded.

In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $17.4 million and $28.4 million for the year ended December 31, 2017 and 2016, respectively, in relation to the Golar Grand.

The above disclosure excludes the net effect of the non-cash credit of $5.1 million and $6.1 million for the year ended December 31, 2017 and 2016, respectively. This relates to the Golar Grand guarantee obligation, which includes recognition of a loss on remeasurement in 2017, less amortization of the guarantee obligation. The Golar Grand guarantee concluded on November 2017.

(iv) Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In January 2016, we received funding from Golar Partners in the amount of $30 million for a fixed period of 60 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%.

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

(vi) Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners' directors, officers and employees.

(vii) Interest expense on deposits payable

Expense under Tundra Letter Agreement - In May 2016, we completed the Golar Tundra Sale and received a total cash consideration of $107.2 million. We agreed to pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date the Golar Tundra Sale was closed, until the date that the vessel would commence operations under the Golar Tundra Time Charter. In return, Golar Partners agreed to remit to us any hire income received with respect to the Golar Tundra during that period. It was further agreed that, if for any reason the Golar Tundra Time Charter had not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners had the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price. Accordingly, by virtue of the put option, we continued to consolidate the Golar Tundra for the periods whilst the put option remained in place, thus we have accounted for $nil, $2.2 million and $2.0 million as interest expense for the year ended December 31, 2018, 2017 and 2016, respectively.

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") in return we will be required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the earlier of (a) the date of the closing of the Hilli Disposal (see below) and (b) March 31, 2018. We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash receipt on the Put Sale Closing Date in return we have provided Golar Partners with an option (which Golar Partners have exercised) to purchase an interest in Hilli Corp. We have accounted for $2.9 million and $1.1 million as interest expense for the year ended December 31, 2018, and 2017, respectively, in relation to the Deferred Purchase Price.

Deposit received from Golar Partners - On August 15, 2017, we entered into a purchase and sale agreement (the "Hilli Sale Agreement") with Golar Partners for the disposal (the "Hilli Disposal") from Golar and affiliates of Keppel and Black & Veatch of common units (the "Disposal Interests") in Golar Hilli LLC. On the closing date of the Hilli Disposal, Golar Hilli LLC will indirectly (via its wholly-owned subsidiary) be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to the Perenco and SNH under an eight-year LTA. The sale price for the Disposal Interests is $658 million less 50% of the net lease obligations under the financing facility for the Hilli (the "Hilli Facility"), on closing date, plus post-closing purchase price adjustments. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We have accounted for $1.9 million and $1.3 million as interest expense for the year ended December 31, 2018, and 2017, respectively, in relation to the $70 million deposit from Golar Partners.

On July 12, 2018, we concluded the Hilli Disposal with Golar Partners, accordingly we applied the Deferred Purchase Price as well as the deposit received from Golar Partners against the disposal.

Other transactions:

Golar Partners distributions to us - Golar Partners has declared and paid quarterly distributions totaling $48.4 million, $52.3 million, and $54.7 million to us for each of the years ended December 31, 2018, 2017 and 2016, respectively.

During the year ended December 31, 2018, Hilli LLC had declared quarterly distributions totaling $5.6 million in respect of the Hilli Common Units owned by Golar Partners. As of December 31, 2018, we have a dividend payable of $3.6 million to Golar Partners.

Exchange of Incentive Distribution Rights - Pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”) by and between Golar and Golar Partners we exchanged all of our incentive distribution rights in the Partnership (“Old IDRs”) in October 2016. Under the terms of an Exchange Agreement, the first target distribution was met in November 2017, accordingly, Golar Partners issued 50% of the Earn-Out Units (374,295 common units and 7,639 general partner units) under the Exchange Agreement (see note 16).

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

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination. As of December 31, 2018, we recognized a liability of $11.5 million (2017: $11.5 million) in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation in December 2012.

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

c) Disposal of Golar Eskimo and Golar Igloo: Under the Purchase, Sale and Contribution Agreements entered into between Golar Partners and us on December 15, 2014 and December 5, 2013 in relation to the Golar Eskimo and the Golar Igloo, respectively, Golar has agreed to indemnify Golar Partners against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to Golar Partners to the extent arising prior to the time they were sold and to the extent that Golar Partners notify us within five years of the date of the agreements.

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

e) Hilli cost indemnification: We (as one of the Sellers) have agreed to indemnify Golar Partners for certain costs incurred in Hilli operations until August 14, 2025, when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures. See note 6.

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

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the twelve months ended December 31, 2018, 2017 and 2016 consisted of the following:

(in thousands of $)	2018	2017	2016
Management and administrative services revenue	6,167	5,711	1,965
Ship management fees income	1,400	824	335
Debt guarantee compensation (i)	861	775	488
Other	(247)	135	—
Total	8,181	7,445	2,788

Payables: The balances with Golar Power and its affiliates as of December 31, 2018 and 2017 consisted of the following:

(in thousands of $)	2018	2017
Trading balances due to Golar Power and affiliates (ii)	(5,417)	(935)
Total	(5,417)	(935)

(i) Debt guarantee compensation - In connection with the closing of the Golar Power and Stonepeak transaction, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading "Guarantees and other") relating to Golar Power and subsidiaries. This compensation amounted to an aggregate of $0.9 million and $0.8 million income for the year ended December 31, 2018 and 2017, respectively.

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

Guarantees and other:

a) Debt guarantees - The debt guarantees on the Golar Penguin and the Golar Celsius were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. As described in (i) above we receive compensation from Golar Power in relation to the provision of the guarantees. In addition, a debt guarantee was provided on the newbuild Golar Nanook. The liability which is recorded in "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of December 31, 2018 and 2017, the Company guaranteed $393.5 million and $182.3 million, respectively of Golar Power's gross long-term debt obligations. The debt facilities are secured against specific vessels.

b) Shipyard guarantee - In connection with the newbuilding contract for the construction of a FSRU, we provided a guarantee to cover the remaining milestone payments due to the shipyard. Pursuant to the formation of Golar Power and closing of the Stonepeak transaction, Golar Power's subsidiary, entered into a counter guarantee with us to indemnify us in the event we are required to pay out any monies due under the shipyard guarantee. The shipyard guarantee expired on September 27, 2018 as a result of final milestone payments made by Golar Power to the yard.

c) Transactions with OneLNG and subsidiaries:

Net revenues: The transactions with OneLNG and its subsidiaries for the year ended December 31, 2018 and 2017 consisted of the following:

(in thousands of $)	2018	2017	2016
Management and administrative services revenue	1,399	6,463	586

Receivables: The balances with OneLNG and its subsidiaries as of December 31, 2018 and 2017 consisted of the following:

(in thousands of $)	2018	2017
Trading balances due from OneLNG (i)	8,169	7,898

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

Subsequent to the decision to dissolve OneLNG, we have written off $12.7 million of the trading balance with OneLNG to 'Other operating income' in our Consolidated statements of income as we deem it to be no longer recoverable. The trade receivables of $8.2 million is net of this provision. In addition to the OneLNG trading balance write-off recognized in 'Other operating income', we had an additional write-off of $1.3 million of capitalised conversion costs in relation to the Gandria.

d) Transaction with other related parties:

Net revenues (expenses): The transactions with other related parties for the years ended December 31, 2018, 2017 and 2016 consisted of the following:

(in thousands of $)	2018	2017	2016
The Cool Pool (i)	151,152	59,838	32,254
Magni Partners (ii)	(375)	(260)	(4,282)
Total	150,777	59,578	27,972

Receivables (Payables): The balances with other related parties as of December 31, 2018 and 2017 consisted of the following:

(in thousands of $)	2018	2017
The Cool Pool (i)	43,985	14,004
Magni Partners (ii)	(8)	6
Total	43,977	14,010

(i) The Cool Pool - For the year ended December 31, 2018 we recognized net income of $151.2 million from our participation in the Cool Pool. Trade accounts receivable includes amounts due from the Cool Pool, amounting to $44.0 million as of December 31, 2018 (December 31, 2017: $14.0 million).

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operations) generated from our participation in the Cool Pool:

(in thousands of $)	2018	2017	2016
Time and voyage charter revenues	177,139	77,975	37,345
Time charter revenues - collaborative arrangement	73,931	28,327	13,730
Voyage, charterhire expenses and commission expenses	(16,717)	(7,683)	(7,681)
Voyage, charterhire and commission expenses - collaborative arrangement	(83,201)	(38,781)	(11,140)
Net income from the Cool Pool	151,152	59,838	32,254

(ii) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited, a privately held UK company, and is the ultimate beneficial owner of the company. Pursuant to an agreement between Magni Partners Limited and a Golar subsidiary, for the year ended December 31, 2018 and 2017, Golar was recharged $0.4 million and $0.3 million, respectively, for services provided on behalf of our affiliates. In December 31, 2016, Golar was recharged $3.9 million (this includes $3.0 million in relation to the transaction with Golar Power, which has been recorded as part of the loss on disposal of Golar Power in the income statement) for advisory services from a partner and director of Magni Partners Limited, other than Mr Trøim. In addition, for the year ended December 31, 2018 and 2017 Golar was recharged $0.04 million and $0.3 million, respectively, for travel relating to certain board members. Furthermore, for the year ended December 31, 2017 Golar was recharged $0.3 million for other travel and out of pocket expenses. All charges have been recharged to Golar at cost.

29.	CAPITAL COMMITMENTS

Conversions

We have contracts with Keppel and Black & Veatch for the conversion of our LNG carrier, the Gimi into a FLNG, and we have agreed contract terms for the conversion of the Gandria to a FLNG. The Gimi has recently entered the Keppel shipyard to commence its conversion to a FLNG, whilst the Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreements for the Gimi and the Gandria are both subject to certain payments and lodging of a full Notice to Proceed.

As at December 31, 2018, the estimated timing of the outstanding payments in connection with the Limited Notice to Proceed on the Gimi conversion are as follows:

(in thousands of $)
Payable within 12 months to December 31, 2019	21,530
21,530

In February 2019, we entered into a 20 years Lease and Operate Agreement with BP for the charter of a FLNG unit, Gimi, to service the Greater Tortue Ahmeyim project, subject to certain conditions precedent. The estimated conversion cost of the Gimi is approximately $1.3 billion.

As we have not lodged our final Notice to Proceed on the Gandria conversion contract, we have excluded the Gandria capital commitments in the above table. In addition we have excluded any capital commitments in relation to the conversion of the Viking into a FSRU as commencement of this project is subject to certain conditions precedent.

30.	OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2018	2017
Book value of vessels secured against long-term loans	3,244,291	2,032,747

As at December 31, 2018 and 2017, Golar Partners common units of 21,226,586 and 20,852,291, respectively, were pledged as security for the obligations under the Margin Loan Facility (see note 20).

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

Of these six leases, we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2018, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us, and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £115 million British Pounds. We are currently in conversation with HMRC on this matter and, as well as continuing to present the factual background of Golar's position, we are progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions, it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2018, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase, with FID currently expected to be taken in the first half of 2019. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €0.5 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In 2017, we commenced arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. These proceedings are expected to conclude shortly. For the year ended December 31, 2018, we recovered $50.7 million in charter earnings, recognized in 'Other operating income' in the consolidated statements of operations.

In relation to our investment in small-scale LNG services provider Avenir (see note 16), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen, Höegh and us. In November 2018, Avenir was capitalised with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to approximately $18 million.

31.	SUBSEQUENT EVENTS

In January 2019, we entered into binding agreements with a Croatian project developer, LNG Hrvatska d.o.o., to convert the 2005 built Golar Viking into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of 10 years. Commencement of this project is subject to certain conditions precedent, including confirmation of project funding and receipt of a notice to proceed from LNG Hrvatska d.o.o.

In February 2019, we declared a dividend of $0.15 per share in respect of the quarter ended December 31, 2018 and paid this in April 2019. In addition, Golar Partners made a final cash distribution of $0.40 per unit in February 2019 in respect of the quarter ended December 31, 2018, of which we received $9.2 million of dividend income in relation to our common and general partner units held at the record date.

In February 2019, we entered into a 20 year Lease and Operate Agreement with BP Mauritania Investments Ltd (“BP”) for the charter of the FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim project. The Gimi’s conversion to a FLNG is expected to commence in April 2019 and the Gimi is expected to commence operations under the Lease and Operate Agreement in 2022. The estimated cost of the Gimi’s conversion is $1.3 billion, which we plan to fund through multiple financing facilities, including a $700 million long term financing facility that is currently in its final stages and that we plan to have available to us during construction. Once the Gimi is accepted under the contract, we anticipate annual contracted revenues less forecasted operating costs of approximately $215 million per year.