Form 20-F
period 2019-12-31
GOLAR LNG LTD
filed 2020-04-30
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value, $1.00 per share	GLNG	Nasdaq Global Select Market

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of class)

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

101,302,404 Common Shares, par value $1.00 per share

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from current or potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•changes in our ability to retrofit vessels as floating storage and regasification units ("FSRUs") or floating liquefaction natural gas vessels ("FLNGs") and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•Golar Power's ability to operate the Sergipe power station project and related FSRU contract and to execute its downstream liquefied natural gas ("LNG") distribution plans;
•changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo and FLNG Gimi on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;
•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•a decline or continuing weakness in the global financial markets;

•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our ability to integrate and realize the benefits of acquisitions;
•changes in our ability to sell vessels to Golar Partners or Golar Power;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

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

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statements of income/(loss) data for each of the years in the three-year period ended December 31, 2019 and the balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of income/(loss) data with respect to the years ended December 31, 2016 and 2015 and the selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included herein.

	Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. $, except number of shares, per common share data, fleet data and other financial data)
Statements of Income Data:
Total operating revenues	448,750	430,604	143,537	80,257	102,674
Vessel operating expenses	(121,290)	(96,860)	(55,946)	(53,163)	(56,347)
Voyage, charterhire and commission expenses (including collaborative arrangement)	(38,841)	(105,826)	(61,292)	(47,563)	(69,042)
Total operating expenses	(372,423)	(369,607)	(244,094)	(221,364)	(234,604)
Operating income/(loss)	60,659	114,486	(85,457)	(141,091)	(36,380)
Net financial expense	(136,211)	(123,797)	(32,788)	(59,541)	(174,619)
Equity in net (losses)/earnings of affiliates	(45,799)	(157,636)	(25,448)	47,878	55,985
Net loss attributable to the stockholders of Golar LNG Limited	(211,956)	(231,428)	(179,703)	(186,531)	(171,146)
Loss per common share
Basic and diluted (1)	(2.11)	(2.30)	(1.79)	(1.99)	(1.83)
Cash dividends declared and paid per common share	0.45	0.28	0.20	0.60	1.35
Balance Sheet Data (as of end of year):
Cash and cash equivalents	222,123	217,835	214,862	224,190	105,235
Restricted cash and short-term deposits (2)	111,545	332,033	222,265	183,693	231,821
Non-current restricted cash (2)	76,744	154,393	175,550	232,335	180,361
Investments in affiliates	508,805	571,782	703,225	648,780	541,565
Asset under development	434,248	20,000	1,177,489	731,993	501,022
Vessels and equipment, net	3,160,549	3,271,379	2,077,059	2,153,831	2,598,771
Total assets	4,632,144	4,806,595	4,764,287	4,256,911	4,269,198
Current portion of long-term debt and short-term debt	(1,241,108)	(730,257)	(1,384,933)	(451,454)	(693,123)
Long-term debt	(1,294,719)	(1,835,102)	(1,025,914)	(1,525,744)	(1,342,084)
Total equity	(1,750,826)	(1,825,791)	(1,796,304)	(1,909,826)	(1,916,179)
Common shares outstanding (1) (in thousands)	101,303	101,303	101,119	101,081	93,547
Cash Flow Data:
Net cash provided by/(used in) operating activities	106,545	116,674	(35,089)	(115,387)	(92,458)
Net cash (used in)/provided by investing activities	(264,394)	(202,492)	(419,895)	3,852	(202,893)
Net cash (used in)/provided by financing activities	(136,000)	177,402	427,443	234,336	546,770
Fleet Data:
Number of vessels at end of year	14	14	14	14	17
Total operating days for fleet (3)	3,840	3,987	3,885	4,034	4,481
Other Financial Data:
Average daily time charter equivalent earnings, or TCE (4) (to the closest $100)	$44,400	$43,700	$17,500	$10,100	$14,900
Average daily vessel operating costs (5)	$25,562	$18,955	$11,374	$10,359	$11,783

Footnotes

(1) Basic loss per share is calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding.

(2) Restricted cash consists of bank deposits, which may only be used to settle certain prearranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap facilities, letter of credit facilities in connection with our tolling agreement, and bid or performance bonds for projects we may enter. Short-term deposits represents highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

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

(4) Non-U.S. GAAP Financial Measure:

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Total operating revenues	448,750	430,604	143,537	80,257	102,674
Less: Liquefaction services revenue	(218,096)	(127,625)	—	—	—
Less: Vessel and other management fees	(21,888)	(24,209)	(26,576)	(14,225)	(12,547)
Net time and voyage charter revenues	208,766	278,770	116,961	66,032	90,127
Voyage and commission expenses (i)	(38,381)	(104,463)	(48,933)	(25,291)	(23,434)
	170,385	174,307	68,028	40,741	66,693
Calendar days less scheduled off-hire days	3,840	3,987	3,885	4,034	4,481
Average daily TCE rate (to the closest $100)	44,400	43,700	17,500	10,100	14,900
(i) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less (i) charterhire expenses (net of the effect of the related guarantee obligation) of $nil, $nil and $12.4 million for the years ended December 31, 2019, 2018 and 2017, respectively, which arose on the charter-back of the Golar Grand from Golar Partners, and (ii) voyage and commission expenses in relation to the Hilli Episeyo of $0.5 million, $1.4 million and $nil for the years ended December 31, 2019, 2018 and 2017, respectively.
(5) We calculate average daily vessel operating costs by dividing vessel operating costs by the number of calendar days. Calendar days exclude those from vessels chartered in where the vessel operating costs are borne by the legal owner, and those of vessels undergoing conversion.

Non-U.S. GAAP Measures Used in Forecasting

Contract Earnings Backlog: Contract earnings backlog as such term is used throughout this report represents an estimate of Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. The actual amount of fee income earned may differ from the contracted amounts due as a result of, among other things, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower fee income than our Contract Earnings Backlog. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts which do not have a separate Operating Services Agreement, management has made an assumption about operating costs based on the current run rate.

B.           Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The following risks relate principally to our business or to the industry in which we operate. Other risks relate principally to the securities market, ownership of our common shares. Any of these risks, or any additional risks not presently known to us or risks that we currently deem immaterial, could significantly and adversely affect our business, our financial condition, our operating results and the trading price of our common shares. We have categorized the risks we face based on whether they arise from our business activities or from the industry in which we operate and listed these based on management’s assessment of priority. Where relevant, we have grouped together related risks.

We group the risk factors that we face into the following categories:

•Risks related to our business activities
◦Risks related to our FLNG segment
◦Risks related to other projects
◦Risks related with our investments in joint ventures and affiliates
◦Risks related to the financing of our business
◦Risks related to revenue
◦Risks related to our operations

•Risks related to our industry

•Risks related to industry regulation

•Risks related to our common shares

•Risks related to tax

Risks related to our business activities

Risks related to our FLNG segment

•BP has recently issued written notification of a delay due to circumstances beyond our control under the Lease and Operate Agreement for the Gimi GTA Project. At this time we are unable to ascertain the length, extent or severity of such delay and we cannot guarantee that there will not be any additional delays in the future.

In February 2019, we entered into a 20-year Lease and Operate Agreement with BP Mauritania Investments Ltd (“BP”) for the charter of the FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim field and the Gimi, which was expected to commence operations under the Lease and Operate Agreement in 2022.

On April 7, 2020, we announced that we have received written notification of a force majeure claim by BP under the Lease and Operate Agreement for the Gimi GTA Project. The notice received from BP claims that due to the recent outbreak of COVID-19 around the globe, it is unable to be ready to receive the Gimi on the 2022 target connection date. BP currently estimates that the consequential delay caused by the claimed force majeure event is approximately one year and that it is not currently possible to mitigate or shorten this delay. The exact duration of the delay and the extent to which it has been caused by the claimed force majeure event are currently uncertain. We are evaluating BP’s claim and our rights under the Lease and Operate Agreement and are engaging in an active dialogue with BP to establish the duration of the delay and the extent to which this has been caused by the claimed force majeure event.

There can also be no guarantee that the Lease and Operate Agreement will progress favorably once we have established the extent of the delay and we cannot guarantee that there will not be further delays. The Lease and Operate Agreement provides both parties with the right to suspend or terminate the agreement under certain circumstances after performance has begun, including as a result of a prolonged force majeure event. Should we be unable to meet our obligations under the Lease and Operate Agreement in a manner that gives rise to a right to terminate the agreement by BP, we could be obligated to pay substantial damages to BP which would have a negative impact on our earnings, cash flow and financial condition and could make it difficult to induce counterparties to contract with us for FLNG conversions in the future.

•Costs associated with renegotiation of our conversion contracts and capital expenditure commitments with Keppel as a result of BP’s force majeure claim could adversely affect our earnings, cash flows and financial condition.

We have entered into construction contracts with Keppel and Keppel’s sub-contractor Black & Veatch Corporation (“Black & Veatch”) for Gimi’s conversion into a FLNG and the conversion has been underway in Keppel’s shipyard in Singapore since early 2019. As at April 16, 2020, the estimated cost of the conversion of the Gimi remains on track with the initial estimate of $1.3 billion. Our construction agreements include specific construction activities and milestones with associated capital expenditure commitments. If, as a result of the force majeure claim by BP, the target connection date of converted FLNG Gimi is delayed beyond the schedule agreed to with BP and we are unable to renegotiate the terms of our construction contract with Keppel accordingly, we will incur significant capital expenditures prior to the converted vessel generating operating cash inflows to offset these expenditures. The $700 million facility agreement that we entered into in October 2019 to finance the conversion and operation of the Gimi will be drawn down in line with our contractual capital expenditure requirements. Subsequent repayment of the facility will be adversely impacted by the delayed cash inflows resulting from the delayed vessel delivery and related commencement of operations. Our inability to reschedule contractual conversion activities with Keppel and capital expenditures could have an adverse effect on our cash flows and financial condition.

•Due to the new and sophisticated nature of FLNG conversions, we are reliant on a small number of contractors with relevant experience.

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

•Golar Hilli LLC may not result in anticipated profitability or generate cash flow sufficient to justify our investment. In addition, our investment exposes us to risks that may harm our business, financial condition and operating results.

In July 2018, we, Keppel and Black & Veatch completed a sale of 50% of the common units in Golar Hilli LLC ("Hilli LLC"), the disponent owner of the FLNG Hilli Episeyo, to Golar Partners. However, we still hold a significant portion of the outstanding ownership interests in Hilli LLC. The retained interests expose us to risks that we may:

•fail to obtain the benefits of the Liquefication Tolling Agreement (“LTA") if Perenco Cameroon S.A. ("Perenco") and Société Nationale des Hydrocarbures (‘‘SNH’’) (together the "Customer") exercises certain rights to terminate the charter upon the occurrence of specified events of default;
•fail to obtain the benefits of the LTA if the Customer fails to make payments under the LTA because of its financial inability, disagreements with us or otherwise;
•incur or assume unanticipated liabilities, losses or costs;
•be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli Episeyo fails to perform to certain specifications;
•incur other significant charges, such as asset devaluation or restructuring charges; or
•be unable to re-charter the FLNG on another long-term charter at the end of the LTA.

•We cannot guarantee that full utilization of the full capacity of Hilli Episeyo will occur or, if achieved, continue.

The FLNG Hilli Episeyo commenced commercial operations in June 2018, under the terms of the LTA by and between Perenco and SNH. The LTA commits the capacity of two of the four liquefaction trains (Train 1 and Train 2) of the Hilli Episeyo. The remaining half of the Hilli Episeyo’s capacity is not yet contracted. This allows for significant upside in relation to revenues from the Hilli Episeyo however delays in contracting Train 3 and Train 4 capacity could adversely affect our financial performance. Factors which could cause delays in contracting the full capacity include delays in negotiations with potential counterparties, and also include factors outside of our control such as the growth of LNG demand and the price of LNG, affecting when counterparties seek to bring additional production to the market.

Even if we were able to contract for utilization of the full capacity of the Hilli Episeyo, we cannot guarantee that the full utilization would continue for any extended period. If we are unable to achieve utilization of full capacity, or to maintain utilization of full capacity in the future, it could have a significant effect on our earnings, business and financial condition.

•Due to the new and sophisticated technology utilized by FLNG vessels , the operations of the Hilli Episeyo, and other vessels to be converted into FLNG vessels, are subject to risks that could negatively affect our business and financial condition.

FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli Episeyo and other vessels currently under conversion or that may convert to FLNGs in the future may lead to a loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and ability to make cash distributions to our shareholders.

•If the letter of credit is not extended, the earnings and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, Golar obtained a letter of credit issued by a financial institution that guarantees certain payments Golar Hilli Corp ("Hilli Corp") is required to make under the LTA. The letter of credit was set to expire on December 31, 2019, but it automatically extends for successive one year periods until the tenth anniversary of the acceptance of the Hilli Episeyo to perform the agreed services for the project, unless the financial institution elects to not extend the letter of credit. The financial institution may elect to not extend the letter of credit by giving notice at least ninety days prior to the current December 31, 2020 expiration date or December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $125 million. Accordingly, if the financial institution elects at some point in the future to not extend the letter of credit, Hilli Corp's financial condition could be materially and adversely affected.

•Due to the locations in which we operate, a number of our current and potential future projects are subject to higher political and security risks than operations in other areas of the world.

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

In particular, the operations of Hilli Corp in Cameroon under the LTA is subject to higher political and security risks than operations in other areas of the world. Recently, Cameroon has experienced instability in its socio-political environment. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The FLNG operations of Hilli Corp in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the LTA and our financial condition.

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

Risks related to other projects

•We cannot guarantee that the conversion of the Golar Viking and the accompanying agreement with LNG Hrvatska will progress favorably.

We have entered into an agreement with a Croatian project developer, LNG Hrvatska d.o.o., or LNG Hrvatska, to convert the Golar Viking, into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of ten years. We received a Final Notice to Proceed with the conversion in April 2019 and entered into a new facility agreement relating to the Golar Viking conversion in January 2020 before the vessel’s entry to the shipyard to begin conversion processes.

We cannot guarantee that this agreement will progress favorably or that the relevant conditions precedent contained in the agreement will be satisfied. Some of the possible risks relating to this transaction include the inability of our counterparties to perform under the agreement, our inability to deliver the converted vessel in a condition satisfactory to LNG Hrvatska, foreign currency fluctuations and devaluations, and delays in the conversion of the Golar Viking, including as a result of the recent outbreak of COVID-19 in Asia and other parts of the world, bankruptcy of or other financial crises involving the shipyards, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances and inability to obtain the requisite permits or approvals. Should we be unable to meet our obligations under the agreement, we could be obligated to pay damages to LNG Hrvatska which could have a negative impact on our earnings and cash flow and could make it difficult to induce counterparties to contract with us for FSRU conversions in the future.

Risks associated with our investments in Joint Ventures and Affiliates

•We have a substantial equity investment in, Golar Partners, and our investment is subject to the risks related to Golar Partners’ business. Future impairment charges on our investment may have a material adverse effect on our results of operations in the period that the impairment charges may be recognized.

As of April 16, 2020, we had an ownership interest of 30.8% of the common units and 100% of the general partner units in Golar Partners, in addition to 100% of the incentive distribution rights ("IDRs"). The aggregate carrying value of our investments in Golar Partners as of December 31, 2019 was $214.3 million, which represents our total interests in the common and general partner units and the IDRs. The estimated fair value of our investments in Golar Partners is calculated with reference to the quoted price of the common units, with adjustments made to reflect the different rights associated with each class of investment. The widening global economic crisis resulting from COVID-19 and the international governmental responses to the virus has resulted in a significant reduction in share prices of many publicly traded companies, including Golar Partners, in 2020 to date. There was a recent decline in the trading prices of Golar Partners’

common units on the NASDAQ Global Market, from $8.84 per unit on December 31, 2019 to $2.14 per unit as of April 16, 2020. We cannot assure you when or if the price of Golar Partners’ common units will recover. The continued decline in Golar Partners’ unit price combined with the implications of the global economic crisis caused by COVID-19 may result in future impairment charges on our investment in Golar Partners, which may have a material adverse effect on our results of operations.

In addition to the value of our investment, we receive cash distributions from Golar Partners, which amounted to $36.8 million for the year ended December 31, 2019. Furthermore, we receive management fee income from the provision of services to Golar Partners under each of the management and administrative services agreement and the fleet management agreements, which amounted to $14.1 million for the year ended December 31, 2019. The value of our investment, the income generated from our investment and the management fee income is subject to a variety of risks, including the risks related to Golar Partners’ business as disclosed in its respective public filings with the Commission. The occurrence of any such risks may negatively affect our financial condition.

•We have a substantial equity investment in Golar Power that is subject to the risks related to Golar Power’s business.

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

Golar Power has a 50% interest in a Brazilian corporation, Centrais Eléctricas de Sergipe S.A. ("CELSE"), that was formed for the purpose of constructing and operating a power plant in the State of Sergipe in Brazil, which we refer to as the Sergipe Project. The power plant received its commercial operations certificate from ANEEL, the Brazilian Electricity Regulatory Agency on March 21, 2020, allowing commercial operations to commence.

Although Golar Power has been awarded a 25 year power purchase agreement for the construction of a 605 megawatts combined cycle thermal power plant in Barcarena, Brazil, we cannot assure that the power plant in Barcarena will obtain a final investment decision.

Additionally, constructing and operating a power plant is subject to certain risks that include unscheduled plant outages, equipment failure, labor disputes, disruptions in fuel supply, ability to purchase or receive physical delivery of natural gas or LNG in sufficient quantities and/or at economically attractive prices to supply the power plant and satisfy its delivery obligations, inability to comply with regulatory or permit requirements, natural disasters or terrorist acts, cyber-attacks or other similar occurrences, and inherent risks which may occur as a result of inadequate internal processes, technological flaws, human error or actions of third parties or other external events. The current global outbreak of COVID-19 may result in disruption to the Sergipe power plant’s supply chain, work stoppages or other labor disturbances.

The control and management of these risks depend upon adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems which reduce, but do not eliminate, the possibility of the occurrence and impact of these risks. The hazards described above, along with other safety hazards associated with our operations, can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in Golar Power, through its ownership interest in the power plant, being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury and fines and/or penalties.

Also, exchange rate fluctuations between the U.S. Dollar and the Brazilian Real could have an adverse impact on the results of operations of Golar Power with respect to its investments in Brazil, including its investments in the power plants. The principal currency for revenue and operating expenses is Brazilian Real and the exposure to foreign currency could lead to fluctuations in Golar Power’s net income and net revenue due to changes in the value of the U.S. Dollar relative to the Brazilian Real.

•We have an equity investment in Avenir that is subject to the risks related to Avenir’s business.

In October 2018, we invested $24.8 million in Avenir LNG Ltd, a joint venture with Stolt-Nielsen Ltd ("Stolt Nielsen") (an entity affiliated with our director Niels Stolt Nielsen) and Höegh LNG Holdings Ltd ("Höegh"), as part of a combined $182 million commitment for the pursuit of opportunities in small-scale LNG. The value of our investment and the income generated from our investment are subject to a variety of risks, including the risks related to Avenir’s business. In turn, Avenir’s business is subject to a variety of risks, including, among others, any inability of the joint venture partners to successfully work together in the shared management of Avenir, any inability of Avenir to identify and enter into appropriate projects, any inability of Avenir to obtain sufficient financing for any project it identifies, any failure of small-scale LNG projects Avenir has invested in, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us, including those impacting the overall economy as a result of COVID-19

•We may guarantee the indebtedness of our joint ventures and/or affiliates. If certain of our joint ventures and/or affiliates are unable to service their debt requirements or comply with certain provisions contained in their loan agreements, this may have a material adverse effect on us.

We may provide guarantees to certain banks with respect to commercial bank indebtedness of our joint ventures and/or affiliates. Failure by any of our joint ventures and/or affiliate to service their debt requirements and comply with any provisions contained in their commercial loan agreements, including paying scheduled instalments and complying with certain covenants, may lead to an event of default under the related loan agreement. In such case, we would need to satisfy the obligations of the respective joint venture party and/or affiliate under the respective guarantee. Additionally, if a default occurs under the debt agreements of our joint ventures and/or our affiliated companies, the lenders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the respective assets, or seek repayment of the loan from such entities or from us under the guarantee.

In addition, our debt agreements contain cross-default provisions that may be triggered if the entities described above default under the terms of their debt agreements. In the event of a default by such entities under any of its debt agreements, the lenders under our debt agreements could determine that we are in default under our debt agreements. Such cross-defaults could result in the acceleration of the maturity of the debt under our agreements and our lenders may foreclose upon any collateral securing that debt, including our vessels units and other assets, even if such default was subsequently cured. In the event of such acceleration and foreclosure, we may not have sufficient funds or other assets to satisfy all of our obligations. Further, by virtue of our guarantees with respect to our joint ventures and/or affiliates, this may reduce our ability to gain future credit from certain lenders. For additional detail refer to note 25 "Related Party Transactions" of our consolidated financial statements included herein.

The occurrence of any of the events described above would have a material adverse effect on our business, results of operations and financial condition, would significantly reduce our ability or make us unable to pay dividends to our shareholders for so long as such default is continuing, and may impair our ability to continue as a going concern.

•Golar Partners and its affiliates may compete with us.

In connection with the initial public offering ("IPO") of Golar Partners, we entered into an Omnibus Agreement with Golar Partners governing, among other things, when we and Golar Partners may compete against each other as well as rights of first offer on certain FSRUs and LNG carriers. Under the Omnibus Agreement, Golar Partners and its subsidiaries agreed to grant a right of first offer on any proposed sale, transfer or other disposition of any vessel it may own. Likewise, we agreed to grant a similar right of first offer to Golar Partners for any vessel under a charter for five or more years that we may own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any current or future charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party. In addition, the Omnibus Agreement provides for certain indemnities to Golar Partners in connection with the assets transferred from us.

Risks related to the financing of our business

Our business is capital intensive, and therefore we are exposed to several key financing risks, relating both to our ability to secure sufficient financing to meet existing obligations and future projects and also the impact financing terms and covenants could have on our business.

•We may not be able to obtain financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FLNG vessel and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities or complete sales of our interests in our vessel owning subsidiaries operating under long-term charters to Golar Partners. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, our use of cash from operations may reduce the amount of cash available for dividend distributions. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund our growth and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute shareholders equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

A pre-condition of the Golar Tundra lease financing with CMBL of $127.1 million and the Golar Seal lease financing with CCBL of $113.6 million which is secured on the vessel, is for the vessels to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra and the Golar Seal, we are required to find a replacement charter by June 30, 2021 and January 3, 2021, respectively, or we could be required to refinance the vessels. We are currently exploring our refinancing options, including extension of the lenders’ deadline for satisfaction of such. While we believe we will be able to refinance or extend the lenders' deadline, failure to do so could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends. However, included within our debt obligation is an amount of $104.9 million and $100.4 million relating to the Golar Tundra VIE's loan and Golar Seal VIE's loan, respectively, which we are required to consolidate into our financial results.

Recently, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, stemming from the COVID-19 outbreak, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all.

•We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

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

Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. The banks currently reporting information used to set LIBOR will likely stop reporting after 2021, when their commitment to reporting information ends. The impact of such transition away from LIBOR could be significant for us because of the number of our financing arrangements that are linked to LIBOR and our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.

In the event of the continued or permanent unavailability of LIBOR, certain of ours and our VIE’s current financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2019, we had total outstanding debt of $2.5 billion, of which $1.4 billion was exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2019, we have interest rate swaps with a notional amount of $0.7 billion representing 52% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swap mark-to-market valuations may adversely affect our results. Entering into swaps and derivative transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In the future, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial condition or results of operations.

•Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2019, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $2.1 billion and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.59.

Our consolidated debt could increase substantially. We will likely continue to have the ability to incur additional debt. Our level of debt could have important consequences to us, including:

•Limiting our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
•Requiring a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to shareholders;
•Making us more vulnerable to competitive pressures or a downturn in our industry or the economy in general as compared to our competitors with less debt; and;
•Limiting our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions may be limited.
Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control such as the overall economic impacts of the recent COVID-19 pandemic, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

•Our consolidated lessor variable interest entities (“VIEs”), may enter into different financing arrangements, which could affect our financial results.

By virtue of the sale and leaseback transactions we have entered into with certain affiliates of Chinese financial institutions that are determined to be lessor VIEs, where we are deemed to be the primary beneficiary, we are required by U.S. GAAP to consolidate these lessor VIEs into our financial results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. For additional detail refer to note 5 "Variable Interest Entities" of our consolidated financial statements included herein. As of December 31, 2019, we consolidated lessor VIEs in connection with the lease financing transactions for eight of our vessels. For descriptions of our current financing arrangements including those of our lessor VIEs, please read "Item 5. Operating and Financial Review-B. Liquidity and Capital Resources-Borrowing Activities." The funding arrangements negotiated by these lessor VIEs could adversely affect our financial accounting results.

•Our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders. In addition, because of the presence of cross-default provisions in certain of our and Golar Partners’ financing agreements that cover both us and Golar Partners, a default by us or Golar Partners could lead to multiple defaults in our agreements.

Our obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:

•merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets;
•make or pay equity distributions;
•incur additional indebtedness;
•incur or make any capital expenditures;
•materially amend, or terminate, any of our current charter contracts or management agreements; or
•charter our vessels.
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

Events beyond our control, including changes in the economic and business conditions in the shipping industry in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the recent outbreak of COVID-19, may affect our ability to comply with these covenants. We cannot provide any assurance that we will continue to meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

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

•We previously entered into six UK tax leases, of which one lease for the Methane Princess remains. In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities, or HMRC, with regard to the initial tax basis of these transactions or in relation to our 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position.

As described under note 26 of our audited consolidated financial statements included herein, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).
Of these six leases, we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2019, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.
HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore this is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.1 million. Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position, and consequently a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.
Risks related to our revenue
•The market for LNG transportation and regasification services is competitive and we, our Joint Ventures and our affiliates may not be able to compete successfully, which would adversely affect our earnings.

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

•Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we may face substantial competition.

One of our principal objectives is to enter into additional medium or long-term, fixed-rate time charters for our LNG carriers and FSRUs. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG carrier or FSRU time charters are awarded based upon a variety of factors relating to the vessel operator, including but not limited to:

•LNG shipping and FSRU experience and quality of ship operations;
•shipping industry relationships and reputation for customer service and safety;
•technical ability and reputation for operation of highly specialized vessels, including FSRUs;
•quality and experience of seafaring crew;
•the ability to finance FSRUs and LNG carriers at competitive rates, and financial stability generally;
•construction management experience, including, (i) relationships with shipyards and the ability to secure suitable berths and (ii) the ability to obtain on-time delivery of new FSRUs and LNG carriers according to customer specifications;
•willingness to accept operational risks pursuant to a charter, such as allowing termination of the charter for force majeure events; and
•competitiveness of the bid in terms of overall price.

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

•We operate the majority of our vessels, through the Cool Pool, in the spot/short-term charter market, which is subject to volatility. Failure by the Cool Pool to find profitable employment for these vessels could adversely affect our operations.

As of April 16, 2020, we had seven LNG carriers and one FSRU operating in the spot market within the Cool Pool. Please see "Item 4. Information on the Company-B. Business Overview" for further detail. The spot market refers to charters for periods of up to twelve months. Spot/short-term charters expose the Cool Pool to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot/short-term market during an upswing in the LNG industry cycle, when spot/short-term market voyages might be more profitable. The charter rates payable in the spot market are uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.

If the Cool Pool is unable to find profitable employment or re-deploy ours or any of the other Cool Pool participants' vessels, we will not receive any revenues from the Cool Pool, but we may be required to pay expenses necessary to maintain that vessel in seaworthy operating condition. A sustained decline in charter or spot rates or a failure by the Cool Pool to successfully charter its participating vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

Risks related to our operations

•Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. In December 2019, COVID-19, a virus causing potentially deadly respiratory tract infections, was first reported in Wuhan, China. On January 30, 2020, the World Health Organization declared that COVID-19 constitutes a “Public Health Emergency of International Concern” and subsequently, on March 11, 2020, declared COVID-19 to be a “Pandemic.” Many countries worldwide, affected by the outbreak, declared national emergencies due to the outbreak. The COVID-19 outbreak has negatively affected economic conditions and energy prices have fallen significantly. The COVID-19 outbreak has also negatively affected the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. However, to date our operations have been impacted primarily by the cancellation and/or delays of crew changes on our vessels and postponement of equipment maintenance and various inspections. See “Item 5 – Operating and Financial Review and Prospects – Factors Affecting Our Results of Operations and Future Results.”

Potential worker shortages due to the COVID-19 outbreak and travel and social distancing restrictions imposed by governments or corporate policies could impose constraints on our ability to comply with deadlines and requirements set forth in environmental laws and regulations to which our operations are subject, including inspection, monitoring, reporting, certification, and training requirements. Although some environmental authorities have indicated they may exercise enforcement discretion with respect to non-compliance with routine obligations caused by COVID-19, there can be no assurance that enforcement discretion will be exercised in the event we are unable to comply with environmental laws and regulations. For a discussion of environmental laws and regulations affecting our business and operations, please see “Item 4. Information on the Company - B. Business Overview – Environmental and Other Regulations.

Trading prices of our shares have recently declined significantly and may continue to decline, due in part to the impact of COVID-19. Failure to control the continued spread of COVID-19 could significantly impact economic activity and demand for our vessels, which could further negatively affect our business, financial condition, results of operations and cash available for distribution and could result in further declines in our share price.

•A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks, the majority of which are provided by Golar Management, to conduct our operations, administer our business, collect payments from customers and to pay agents, vendors and employees. Our data protection measures and measures taken by our customers, agents and vendors may not prevent unauthorized access of information technology systems. Threats to our information technology systems and the systems of our customers, agents and vendors associated with cybersecurity risks or attacks continue to grow. Threats to our systems and our customers’, agents’ and vendors’ systems may derive from human error, fraud or malice or may be the result of accidental technological failure. Our business operations could also be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyberattack could materially disrupt our operations, including the safety of our operations and the availability of our vessels and facilities, or lead to unauthorized release of information or alteration of information in our systems. In addition, breaches to our systems and systems of our customers, agents and vendors could go unnoticed for some period of time. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and results of operations.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Changes in the nature of cyber-threats and/or changes to industry standards and regulations might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
•The operation of FSRUs, FLNGs and LNG carriers is inherently risky, and our vessels face a number of industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, acts of piracy, environmental accidents, bad weather, mechanical failures, grounding, fire, explosions and collisions, human error, national emergency and war and terrorism. Incidents such as these have historically affected companies in our industry, and such an event or accident involving any of our vessels could result in any of the following:
•death or injury to persons, loss of property or environmental damage;
•delays in the delivery of cargo;
•loss of revenues from or termination of charter contracts;
•governmental fines, penalties or restrictions on conducting business;
•a government requisitioning for title or seizing our vessels (e.g. in a time of war or national emergency)
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues. In particular:
•Although we carry insurance, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.
•If piracy attacks or military action results in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or the Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.
•Certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
•If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations.
•If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay distributions.

•An increase in costs could materially and adversely affect our financial performance.

Our vessel operating expenses and dry-dock capital expenditures depend on a variety of factors, including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control such as the overall economic impacts caused by the global COVID-19 outbreak and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are operating under voyage charters, are idle during periods of commercial waiting time or when positioning or repositioning before or after a time charter. The price and supply of fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional productions patterns and environmental concerns. Fuel costs may fluctuate significantly, and if costs rise, they could materially and adversely affect our results of operations.

•A shortage of qualified officers and crew, including due to disruption caused by the outbreak of COVID-19, could have an adverse effect on our business and financial condition.

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

Furthermore, should there be an outbreak of COVID-19 on board one of our vessels, adequate crewing may not be available to fulfill the obligations under our contracts. Due to COVID-19, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local or international transport or quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board, and (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

•We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operations.

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

•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

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

•Changing corporate laws and reporting requirements could have an adverse impact on our business.

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

•We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and in the future may enter into, contracts, charter contracts, newbuilding contracts, vessel conversion contracts, credit facilities with banks, sale and leaseback contracts, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty, the condition of the maritime and offshore industries, charter rates received for specific types of vessels, and work stoppages or other labor disturbances, including as a result of the recent outbreak of COVID-19. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

•We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

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

•We will have to make additional contributions to our pension scheme because it is underfunded.

We provide pension plans for certain of our current and former marine employees. Members do not contribute to the plans and they are closed to any new members. As of December 31, 2019, one of the plans is underfunded by $37.6 million. We may need to increase our contributions in order to meet the schemes' liabilities as they fall due, or, to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

•Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss and, if these values are higher when we are attempting to acquire vessels, we may not be able to acquire vessels at attractive prices.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•prevailing economic and market conditions in the natural gas and energy markets;
•a substantial or extended decline in demand for LNG;
•increases in the supply of vessel capacity without a commensurate increase in demand;
•the type, size and age of a vessel; and
•the cost of newbuildings or retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of new build vessels. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

Please refer to "Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Vessel Market Values" for further information.

•We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

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

•Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for our existing vessels, which could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs, which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates. Flexibility is primarily driven by the size of the vessel and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the vessel. LNG carrier designs are continually evolving. At such time, as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our vessels. Competition from these more technologically advanced LNG carriers compared to our existing vessels could adversely affect, our ability to charter or re-charter these vessels, the charter hire rates we will be able to secure, and could also reduce the resale value of these vessels. This could adversely affect our revenues and cash flows, including cash available for dividends to our shareholders, as well as our ability to obtain debt financing for LNG carriers with older technology whose market values have experienced a significant decline.

•If we cannot meet our charterers' quality and compliance requirements, we may not be able to operate our vessels profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

Risks related to our industry
Due to the nature of our business, our performance is subject to the development of the LNG industry, adverse changes or developments in the LNG carrier, FSRU, and FLNG, the LNG industry as a whole, or in the offshore energy infrastructure business financial condition. Specific industry risks include:

•Our results of operations and financial condition depend on demand for LNG, LNG carriers, FSRUs and FLNGs.

Our business strategy focuses on expansion in the LNG shipping sector, the floating storage and regasification sector and the floating liquefaction sector. While global LNG demand has continued to rise, the rate of its growth has fluctuated for several reasons, including the global economic downturn and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new and expanded LNG projects, including liquefaction projects. Accordingly, our results of operations and financial condition depend on continued world and regional demand for LNG, LNG carriers, FSRUs and FLNGs, which could be negatively affected by a number of factors, including but not limited to:

•price and availability of natural gas, crude oil and petroleum products;
•increases in the cost of natural gas derived from LNG relative to the cost of natural gas;
•decreases in the price of LNG, which might decrease the expected returns relating to our investments in LNG projects;
•decreases in the cost of, or increases in the demand for, conventional land-based regasification and liquefaction systems, which could occur if providers or users of regasification or liquefaction services seek greater economies of scale than FSRUs or FLNGs can provide, or if the economic, regulatory or political challenges associated with land-based activities improve;
•further development of, or decreases in the cost of, alternative technologies for vessel-based LNG regasification or liquefaction;
•increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•concerns regarding the spread of disease, including COVID-19;
•negative global or regional economic or political conditions, including the recent worldwide economic downturn caused by the spread of COVID-19, particularly in LNG-consuming regions, could reduce energy consumption or its growth;
•decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;
•any significant explosion, spill or other incident involving an LNG facility or carrier, conventional land-based regasification or liquefaction system, or FSRU or FLNG;
•new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
•a significant increase in the number of LNG carriers, FSRUs or FLNGs available, whether by a reduction in the scrapping of existing vessels or the increase in construction of vessels; and

•availability of new, alternative energy sources, including compressed natural gas.
Due in part to COVID-19 outbreak as well as actions by OPEC members and other oil producing countries, energy prices have declined significantly during 2020. If the energy price environment remains low for a prolonged period of time, this could materially and adversely affect our business. In April 2020, oil, natural gas and LNG prices reached their lowest levels since 2002. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following:

•a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•a decrease in the expected returns relating to investments in LNG projects;
•low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
•low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;
•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
•customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
•the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.
Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating liquefaction, storage and regasification, or disrupt the supply of LNG, including:

•increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
•decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
•the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;
•local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;
•any significant explosion, spill or similar incident involving an LNG production, liquefaction or regasification facility, FSRU or LNG carrier; and
•labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification.

•If the number of vessels available in the short-term or spot LNG carrier charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

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

•Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business. In addition, certain of our charterers may be subject to sanctions that could, if expanded, have a material adverse effect on our business.

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

•Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days in the case of one of our charters) as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to shareholders.
•An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of LNG in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.1% for the year ended December 31, 2019, as compared to approximately 6.5% for the year ended December 31, 2018, and continues to remain below pre-2008 levels. In addition, following the outbreak of COVID-19, industrial activity in China came to a halt in early 2020, leading to an economic contraction in China. We cannot assure you that the Chinese economy will not continue to contract in the future.

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

•Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

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

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in and around the Strait of Hormuz (which already saw an increased number of attacks on vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of outstanding or future newbuilding or conversion projects, as well as the operations of our customers.

•The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of voters in the U.K. voted to exit the European Union and on January 31, 2020, the U.K. formally exited the European Union, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. The British government is currently in negotiations with the European Union to determine the terms of the U.K.’s exit. The withdrawal could potentially disrupt the free movement of goods, services and people between the U.K. and the European Union, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the U.K. and the European Union or other nations as the U.K. pursues independent trade relations. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which European Union laws to replace or replicate. The effects of Brexit will depend on any agreements the U.K. makes to retain access to European Union or other markets either during a transitional period or more permanently. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

Risks related to industry regulation
Our industry is subject to a number of regulations, particularly in relation to Health and Safety, environmental protection and maritime conduct. Changes to these regulations could impact our business, our financial position and our operations. In particular:

•Our operations are subject to various international, federal, state and local environmental, climate change and greenhouse gas emissions laws and regulations. Compliance with these obligations, and any future changes to environmental legislation and regulation applicable to international and national maritime trade, may have an adverse effect on our business.

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
Laws that apply to our operations change from time to time. Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), and ballast treatment and handling. For example, under IMO’s MARPOL Annex VI, effective January 1, 2020, absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur, the maximum sulfur content in fuels used by the marine sector in all seas, including our vessels, was lowered from 3.5% to 0.5% sulfur. These requirements are generally referred to as IMO 2020. The marine sector accounts for approximately half of the global fuel oil demand and the impact of the increased demand for compliant low sulfur fuels is expected to affect the availability and cost of such fuels. Changes in legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.
Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Such legislation or regulations may require additional capital expenditures or operating expenses. Please see “Item 4. Information on the Company—B. Business Overview” below for a more detailed discussion on these topics.
•Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have two vessels, one of which is in lay-up, that do not comply with the updated guideline and the costs of compliance to the updated guidelines may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. The Initial IMO Strategy on reduction of greenhouse gas emissions from ships adopted in 2018 targets reductions in the carbon intensity and total greenhouse gas emissions from international ships as compared to 2008 through the reduction of CO2 emissions per transport work, as an average across international shipping, by at least 40% by 2030 with a goal of achieving a 70% reduction by 2050 and at least a 50% reduction in total annual greenhouse gas emissions by 2050. Regulatory measures designed to reduce greenhouse gas emissions may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Also, a treaty may be adopted in the future that requires the adoption of restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

•Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and Safety of Life at Sea ("SOLAS") . The American Bureau of Shipping and Det Norske Veritas are all members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification or are in the process of being certified and are currently “in class” other than two LNG carriers, the Gimi and the Gandria. The Gimi has entered into the shipyard for her conversion into a FLNG vessel, whereas the Gandria is in lay-up and proposed to be converted into a FLNG vessel.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends on board our vessels once every year to verify that the maintenance of the equipment on board is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distributions to our shareholders.

Risks related to our common shares

•We are a holding company, and our ability to pay dividends will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries and affiliates.

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

•If we fail to meet the expectations of analysts or investors, our share price could decline substantially.

In some quarters, our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common stock could decline. Important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include, but are not limited to:

•prevailing economic and market conditions in the natural gas and energy markets;
•negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;
•declines in demand for LNG or the services of LNG carriers, FSRUs or FLNGs;
•increases in the supply of LNG carrier capacity operating in the spot market or the supply of FSRUs or FLNGs;
•marine disasters; war, piracy or terrorism; environmental accidents; or inclement weather conditions;
•mechanical failures or accidents involving any of our vessels; and
•dry-dock scheduling and capital expenditures.

Most of these factors are not within our control, and the occurrence of one or more of them may cause our operating results to vary widely.

•Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline and could lead to a loss of all or part of a shareholder's investment.

The market price of our common shares has fluctuated widely since they began trading on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. Over the last few years, the stock market has experienced price and volume fluctuations, especially in recent times due, in part, to the global outbreak of COVID-19. In 2019, the closing market price of our common shares on Nasdaq ranged from a low of $11.21 on September 3, 2019 to a high of $24.38 per share on January 9, 2019. On April 16, 2020, the closing market price of our common shares on Nasdaq was $5.67 per share. The market price of our common shares may continue to fluctuate significantly in response to many factors such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions caused by the global COVID-19 outbreak, the general state of the securities market, and other factors, many of which are beyond our control. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

•We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares.

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

Our issuance of additional common shares or other equity securities would have the following effects:

•our existing shareholders’ proportionate ownership interest in us will decrease;

•the amount of cash available for dividends payable on our common shares may decrease;
•the relative voting strength of each previously outstanding common share may be diminished; and
•the market price of our common shares may decline.
•Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.

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

•Because our offices and most of our assets are outside the United States, our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

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

Risks related to tax

•As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands and other offshore jurisdiction, our operations may be subject to economic substance requirements.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative tax jurisdictions. The E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries in 2019, E.U. legislation prohibits E.U. funds from being channelled or transited through entities in non-cooperative jurisdictions.

We are a Bermuda exempted company incorporated under Bermuda law with principal executive offices in Bermuda. Certain of our subsidiaries are Marshall Islands entities. Both Bermuda and the Marshall Islands have enacted, and may enact further or amended, economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity must comply with economic substance requirements set out in the legislation. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test.

If we fail to comply with our obligations under this legislation, as it may be amended from time to time, or any similar or supplemental law applicable to us in these or any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be removed from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

•A change in tax laws in any country in which we operate could adversely affect us

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

•United States tax authorities could treat us as a “passive foreign investment company”, which could have adverse United States federal income tax consequences to U.S. shareholders.

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

•We may have to pay tax on United States source income, which would reduce our earnings.

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

•We may become subject to taxation in Bermuda which would negatively affect our results.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Overview

We provide infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. Through our subsidiaries, affiliates and joint venture we are engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers as well as the development of gas to power projects and small-scale LNG distribution operations.

As of April 16, 2020, we, together with our affiliates Golar Partners and Golar Power, operate a combined fleet of twenty-seven vessels, comprising eighteen LNG carriers, eight FSRUs and one FLNG, split per group as follows:

•We own twelve LNG carriers, one FSRU and one FLNG. Eight LNG carriers are employed on varying time charter lengths and our FSRU are participating in an LNG carrier pool, referred to as the Cool Pool. Our LNG carrier, the Golar Viking, entered the shipyard in January 2020 to commence her conversion to a FSRU and the Golar Arctic, also an LNG carrier, is employed on a medium-term time charter. Our FLNG, the Hilli Episeyo, is operating under a long-term tolling agreement; the Gimi, an LNG carrier, entered Keppel Shipyard Limited’s (“Keppel”) shipyard in early 2019 to commence work for her conversion into a FLNG to service the Gimi GTA Project; and the Gandria, also an LNG carrier, is earmarked for conversion into a FLNG;

•Golar Partners owns six of the FSRUs and four of the LNG carriers. The majority of the Golar Partners owned vessels are employed on contracts of varying lengths; and

•Golar Power owns one FSRU which is contracted under a long-term charter; two LNG carriers participating in the Cool Pool and a 50% interest in a 1.5GW power station that commenced operations in March 2020, in Sergipe, Brazil.

We intend to leverage our relationships with existing customers and develop new relationships with other industry participants. Our goal is to earn higher margins through strong service-based relationships combined with flexible and innovative FLNG, FSRU, LNG shipping, gas-to-power and small-scale downstream LNG distribution solutions. We believe customers place their confidence in our liquefaction, regasification, shipping, power and small-scale LNG services based on the reliable and safe way we conduct our, our affiliates’ and our joint venture’s LNG operations.

We have successfully repurposed existing LNG carriers into FSRUs and FLNGs that capture higher margins and allow us to operate across the entire LNG mid-stream. In line with our ambition to become an integrated LNG based energy provider, we have also recently delivered our first FSRU supported LNG-to-power project. The intention is to further develop the downstream LNG distribution business using spare capacity on FSRUs not needed for power production and to offer LNG solutions to a wider customer base through small-scale LNG distribution to industrial and transport-related clients.

As of January 1, 2020, the Golar Group has approximately $10.2 billion committed contract earnings backlog, with $6.6 billion representing Golar’s share of contracted earnings.

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

The Commission maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the Commission, can be obtained from the Commission’s website at (http://www.sec.gov) or from “SEC filings” tab in the “Investor Relations” section of our website (www.golarlng.com).

Business Strategies

We believe that gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure assets provide safe, competitive and sustainable ways of liquefying, transporting and turning gas into energy across the world. Our mission is to be recognized as a learning organization with an outstanding reputation for safe, reliable and cost effective operations; to employ and develop talented people who can see the impact of what they do; to develop a pipeline of new LNG infrastructure opportunities and convert the best into world class projects; and to be a great business partner, where combining skills and resources make a big difference.

Our business strategy across the Golar Group is the following:

•Through our affiliates Golar Partners and Golar Power, maintain leadership in FSRUs and embed these into future power and downstream distribution projects: We are one of the industry leaders in the development, delivery and operation of both newbuild and converted FSRUs based on a strong record of successful project delivery and highly reliable vessel operation. Our joint venture, Golar Power recently delivered its first integrated FSRU to power project and is currently developing new projects that will utilize FSRUs to distribute gas and power to other regions in Brazil.

•Leverage our experience as the largest producer of LNG from a floating LNG facility to develop new FLNG opportunities: We offer resource holders a low-cost quick delivering solution to monetize stranded gas reserves. Our FLNG investment proposition is built on a sound technical and commercial offering, derived from structurally lower unit capital costs and short lead times. FLNG allows smaller resource holders to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For established LNG industry participants, the prospect of our low-cost, low-risk, fast-track, small footprint FLNG solution provides a compelling alternative to traditional land-based projects.

•Operate a high-quality, first class LNG carrier fleet: We manage on behalf of our affiliates, Golar Partners and Golar Power, a fleet of high-quality LNG carriers. The majority of these vessels use fuel efficient propulsion and low boil-off technology and are compatible with most LNG loading and receiving terminals worldwide.

However, we can provide no assurance that we will be able to implement our business strategies described above. For further discussion of the risks that we currently believe are material to our business, please read "Item 3. Key Information- D. Risk Factors".

Our investments

a.Golar Partners

In September 2007, we formed Golar Partners to own vessels with long-term charters, typically five years or longer. Since the IPO of Golar Partners in April 2011, we have sold equity interests in six vessels to Golar Partners for an aggregate value of $1.9 billion. As of April 16, 2020, Golar Partners had a fleet of ten vessels acquired from or contributed by us and we own 100% of the general partner units and 30.6% of the common units in Golar Partners, in addition to 100% of the IDRs.

In October 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units") for certain quarters. Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar half of the Earn-Out Units ("first tranche") which comprise of 374,295 common units and 7,639 general partner units in November 2017. The minimum quarterly distribution for the remaining Earn-Out Units ("second tranche") was not met and the second tranche did not vest.

In July 2018, we and the affiliates of Keppel and Black & Veatch (together, the "Sellers"), completed the sale ("Hilli Disposal") to Golar Partners of common units in our consolidated subsidiary Hilli LLC (the "Hilli Common Units"), which owns Hilli Corp, the disponent owner of the Hilli Episeyo for $658 million, less 50% of our net lease obligations. Please refer to refer to Item 18 - Financial Statements: note 5, "Variable Interest Entities" of our consolidated financial statements included herein for further information.

b.Golar Power

 In order to further develop and finance our LNG based downstream investment opportunities, in June 2016, we formed Golar Power, a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners, or Stonepeak. Consequently we contributed to the joint venture, our former subsidiaries that: (i) owned the Golar Penguin and the Golar Celsius; (ii) held the FSRU newbuilding contract with Samsung, which was subsequently delivered and named Golar Nanook; and (iii) held the rights to participate in the Sergipe Project. In July 2016, we received net proceeds of $113 million from our sale to Stonepeak of 50% of the ordinary share capital of Golar Power and accordingly, deconsolidated the results and net assets of Golar Power and commenced equity accounting for our joint venture.

Golar Power, offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. Golar Power currently has a 50% interest in a Brazilian corporation, CELSE, that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil. The cost of constructing the power plant and related terminal, including taxes and financing costs, is estimated at $1.7 billion. In April 2018, CELSE reached financial closing of its $1.3 billion non-recourse debt facility, which fully funded the project. In connection with the financial close of the Sergipe Project funding, Golar Power has also executed contracts with CELSE to charter the FSRU Golar Nanook for a period of 25 years. The Sergipe power plant and the Golar Nanook both commenced commercial operations in March 2020.

In October 2019, Golar Power was awarded a 25 year power purchase agreement for the construction of a 605 megawatts combined cycle thermal power plant in Barcarena, Brazil, which will be developed by a special purpose company 50% owned by Golar Power. Operations from the power plant are expected to commence in 2025 and the total cost of constructing the power plant is estimated at $430 million. Golar Power has also received key regulatory and environmental licenses for a third FSRU terminal developed by Terminal Gas Sul, a project company wholly owned by Golar Power, in the State of Santa Catarina. These licenses put Golar Power in a strong position to develop FSRU terminal projects, to win future power auctions, and to distribute LNG locally.

In February 2020, Golar Power and Petrobras Distribuidora S.A. (“BR Distribuidora”) announced the formation of a partnership to develop an LNG distribution business in Brazil. With a nationwide presence serviced via a network of more than 7,600 fuel stations and 95 bases of supply, operation and distribution, BR Distribuidora is Brazil's leading fuel distribution company. The partnership with BR Distribuidora will accelerate access to infrastructure, licenses and allow for the installation of LNG-specific distribution plant and equipment to service downstream customers. A major user of road transport itself, BR Distribuidora also intends to replace its hired fleet of 5,000 trucks with vehicles that run on LNG.

In March 2020, Golar Power signed a Protocol of Intentions with the State Government of Pernambuco to develop an LNG import terminal in the Port of Suape in Brazil. The operations are scheduled to start in the second half of 2020 with Golar Power partnering with the local gas distribution company, Companhia Pernambucana de Gás Natural to bring natural gas to the regions that are not currently served by traditional pipeline networks. The project is expected to use the existing port infrastructure owned by the State Government and the Golar Power terminal intends to use an existing LNG carrier, permanently docked at the Suape Port to supply the truck mounted LNG ISO-Containers. LNG will also be distributed from Suape to other states in Brazil, through cabotage using small-scale LNG carriers that will be supplied by transhipment and used to transport LNG to other ports in the region.

c.Avenir LNG Limited (“Avenir”)

In October 2018, Avenir issued a private placement of 99 million shares, which was successfully completed at a subscription price of $1.00 per share. We subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25% of the shares placed. The investment is part of a combined commitment of up to $182.0 million from Stolt-Nielsen (an entity affiliated with one of our directors, Niels Stolt-Nielsen), Höegh and Golar for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand, the development of LNG bunkering services and supply to the transportation sector. Following the initial equity offering Stolt-Nielsen, Höegh and Golar are committed to fund $72.0 million, of which our commitment is $18.0 million.

Avenir currently has six small-scale LNG newbuildings under construction and holds an 80% interest in an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia. Avenir is currently listed on the Norwegian OTC market. Subsequent to the placement of an additional 11 million shares with other investors in November 2018, we and Höegh each currently hold a 22.5% share in Avenir, with Stolt-Nielsen holding 45%, and the remaining 10% being held by a group of institutional and other professional investors.
d.OneLNG

In July 2016, Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture with Golar holding 51% and Schlumberger the remaining 49%, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. The delays in finalizing a debt financing package for the Fortuna FLNG project, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger are finalizing the winding down of OneLNG and will work on FLNG projects as required on a case-by-case basis. As a result, we wrote down our investment in OneLNG to $nil as at December 31, 2018.

Since January 1, 2016, we have also refinanced a number of our vessels pursuant to sale and leaseback arrangements as further described in Item 18 - Financial Statements: note 5, "Variable Interest Entities" of our consolidated financial statements included herein for further information.

Current Conversion Projects

a. BP Greater Tortue Ahmeyim project

In October 2014, we entered into agreements for the conversion of the Gimi into a FLNG. The primary vessel conversion contract was entered into with Keppel in December 2018. The Gimi was delivered to the Keppel shipyard in Singapore in early 2019 to commence her conversion.

In February 2018 the Inter-Governmental Cooperation Agreement between Mauritania and Senegal was signed, enabling further development of the cross-border Tortue Ahmeyim natural gas field to continue. In April 2018, we entered into a Preliminary Agreement and exchanged Heads of Terms for a Charter Agreement with BP Mauritania Investments Ltd and BP Senegal Investments Ltd (together “BP") in their capacity as block operators. The Heads of Terms committed the parties to translate the terms into an agreement and proceed with Front End Engineering Design (“FEED”¨) on the provision of a FLNG vessel to support the development of Phase 1A of the Greater Tortue/Ahmeyim field, located offshore Mauritania and Senegal. In December 2018, we received a Limited Notice to Proceed from BP in connection with this project.

In February 2019, Golar entered into a Lease and Operate Agreement ("LOA") with BP for the charter of a FLNG unit, Gimi, to service the Gimi GTA Project for a 20-year period expected to commence in 2022. The FLNG Gimi will liquefy gas as part of the first phase of the Gimi GTA Project and will be located at a near-shore hub located on the Mauritania and Senegal maritime border. FLNG Gimi is designed to produce an average of approximately 2.5 million tonnes of LNG per annum, using the Black & Veatch "Prico" liquefaction process. In April 2019, we entered into a Subscription Agreement with First FLNG Holdings Pte. Ltd., an indirect wholly-owned subsidiary of Keppel Capital, in respect of their participation in a 30% share of FLNG Gimi.

On April 7 2020, we announced that we have received written notification of a force majeure claim by BP under the Lease and Operate Agreement for the Gimi GTA Project. The notice received from BP claims that due to the recent outbreak of COVID-19 around the globe, it is unable to be ready to receive the Gimi on the 2022 target connection date. BP currently estimates that the consequential delay caused by the claimed force majeure event is approximately one year and that it is not currently possible to mitigate or shorten this delay. The exact duration of the delay and the extent to which it has been caused by the claimed force majeure event are currently uncertain. We are evaluating BP’s claim and our rights under the Lease and Operate Agreement and are engaging in an active dialogue with BP to establish the duration of the delay and the extent to which this has been caused by the claimed force majeure event. In anticipation of a potential delay, we are considering various mitigations of the impacts of a potential delay available to us, including discussions with our main building contractor, Keppel, to re-schedule activities to revise the conversion timeline.

b.  FSRU conversion project with LNG Hrvatska d.o.o.

In March 2019, we entered into agreements with LNG Hrvtska d.o.o. relating to the conversion and subsequent sale of the converted carrier Golar Viking. Under the agreement, we will also operate and maintain the FSRU for a minimum of 10 years following its sale. In April 2019, LNG Hrvtska d.o.o. issued a Notice to Proceed for this project. The capital expenditure will be predominantly funded by a debt facility provided by an affiliate of the Chinese yard undertaking the conversion project. As at April 16, 2020, the vessel is undergoing conversion in the shipyard.

B.      Business Overview

We operate in three business segments:

•Vessel operations - We operate and charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of Golar Partners and Golar Power.

•FLNG - We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, and one undergoing conversion, the Gimi.

•Power - We have a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal, power generation and small-scale LNG distribution infrastructure.

Vessel Operations

As of April 16, 2020, our current fleet comprises one LNG carrier undergoing conversion into an FLNG, one LNG carrier earmarked for FLNG conversion, one LNG carrier undergoing conversion into an FSRU, nine LNG carriers, one FSRU and one FLNG.

LNG Carriers

LNG carriers are designed to transport LNG between liquefaction facilities and import terminals, where LNG is then regasified. Our LNG carriers use the LNG that naturally boils off during transportation in their propulsion system.

According to industry analysts, based on the ramp up profile of LNG terminals that have recently commenced operations together with new facilities scheduled to commence operations in 2020, 30 million tons of new LNG, mainly from the United States, will be available in 2020. It was previously assumed that most of the US produced LNG would be destined for the Far East; however a significant portion has recently been shipped to Europe due to lower than expected Asian demand that contributed to low LNG prices, making transportation over extended distances uneconomic. The lower than anticipated ton-mile demand means that the current global fleet of LNG carriers and those LNG carriers expected to be delivered in 2020 will likely be sufficient to carry this expected new production. However, the impact of the COVID-19 outbreak on regional LNG demand and LNG prices is adding a high degree of volatility to current trade patterns. As a result, it is not possible to forecast the LNG vessel supply/demand balance for 2020 with any degree of precision.

LNG carrier Golar Viking heading to the shipyard for conversion

FSRUs

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, FSRU facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is typically easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land-based projects) and at a significantly lower cost (20-50% less) than land-based alternatives. In addition, FSRUs offer a more flexible solution than land-based terminals. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as a FSRU. They can also be relocated relatively easily if market dynamics change. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be used as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

The following table lists our current fleet of LNG carriers and FSRU as of April 16, 2020:

Vessel Name	Year of Delivery	Capacity Cubic Meters	Flag	Type	Charterer/ Pool Arrangement	Current Charter Expiration
Gandria (1)	1977	126,000	Marshall Islands	Moss	Not applicable	Not applicable
Golar Arctic	2003	140,000	Marshall Islands	Membrane	A major European trading company	2021
Golar Bear (2)	2014	160,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Crystal (2)	2014	160,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Frost (2)	2014	160,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Glacier (2)	2014	162,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Ice (2)	2015	160,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Kelvin (2)	2015	162,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Seal (2)	2013	160,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Snow (2)	2015	160,000	Marshall Islands	Membrane	Cool Pool	2020 - 2024
Golar Tundra (2)	2015	170,000	Marshall Islands	FSRU Membrane	Cool Pool	2020 - 2024
Golar Viking (3)	2005	140,000	Marshall Islands	Membrane	Not applicable	Not applicable
(1)The Gandria is currently in lay-up and earmarked for conversion into a FLNG vessel. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed.
(2)Vessels in the Cool Pool allows certain substitution rights which means that any vessel within the Cool Pool is interchangeable with another vessel of the same/similar technical specification and may not be considered to be dedicated to a particular charterer.
(3)Golar entered into binding agreements with a Croatian project developer, LNG Hrvatska d.o.o., to convert the Golar Viking into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of 10 years. She is currently under conversion in the shipyard.

Vessel Operations Revenue

a. Cool Pool

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd ("GasLog") and Dynagas Ltd ("Dynagas") to market our vessels operating in the LNG shipping spot market. In June 2018 and July 2019, Dynagas and GasLog exited the pooling arrangement, respectively. Following the withdrawal of GasLog's vessels from the pooling arrangement at the completion of Gaslog's vessels' charter contracts, we began consolidating the Cool Pool. From that date, the Cool Pool ceased to be an external customer and we no longer account for the Cool Pool as a collaborative arrangement.

The Cool Pool allows the pool participants to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, innovative and more flexible solutions to meet their increasingly complex shipping requirements. Under the Pool Agreement, the Cool Pool Limited ("Pool Manager") is responsible, as agent, for the marketing and chartering of the participating vessels and for paying other voyage costs such as port call expenses and brokers' commissions in relation to employment contracts. Each of the pool participants continues to be fully responsible for the financing, insurance, manning and technical management of their respective vessels. As of December 31, 2019, the Cool Pool comprised of 11 vessels, of which nine were contributed by us and two by Golar Power. The vessel owner continues to be fully responsible for the manning and technical management of their respective vessels.

b. Management Services

Golar Management, our wholly-owned subsidiary which has its offices in London, Oslo, Kuala Lumpur and Split, provides commercial, operational and technical support, crew management services and supervision and accounting and treasury services to our, Golar Partners’ and Golar Power's vessels. In addition, under the management and administrative services agreements we have entered into with Golar Partners and Golar Power, certain officers and directors of Golar Management provide executive officer functions for their benefit. Administrative services provided by Golar Management include: (i) assistance in commercial management; (ii) execution of business strategies of Golar Partners and Golar Power; (iii) bookkeeping, audit and accounting services; (iv) legal and insurance services; (v) administrative and clerical services; (vi) banking and financial services; (vii) advisory services; (viii) client and investor relations; and (viii) integration of any acquired business.

Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services. In addition, Golar Management receives a management fee equal to 5% of its costs and expenses incurred in connection with providing these services. Parties may terminate the management and administrative services agreement by providing 120 days written notice.

FLNG

Compared to onshore terminals, the FLNG industry is young. Our FLNG offer a solution for stranded reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves to LNG. In addition, most FLNGs offer a more viable economic solution to the traditional giant land-based projects as they can be relatively easily re-deployed. Golar’s liquefaction solution places liquefaction technology on board an existing LNG carrier using a rapid low-cost execution model resulting in a vessel conversion and commissioning time of approximately four years. Golar is the only company to have entered into agreements for the long-term employment of FLNGs based on the conversion of an existing LNG carrier.

The following table lists our FLNGs as of April 16, 2020:

Vessel Name	Year of Delivery	Capacity	Flag	Type	Charterer/ Pool Arrangement	Current Charter Expiration	Charter Extension Options
Hilli Episeyo (1)	2017	2.4 mtpa	Marshall Islands	FLNG Moss	Perenco/SNH	2026	Not applicable
Gimi (2)	Conversion in progress	2.5 mtpa	Marshall Islands	FLNG Moss	BP	2042	Not applicable
(1)The Hilli Episeyo was converted into a FLNG from a LNG carrier which was originally constructed in 1975. She commenced her operations under the LTA with the Customer in May 2018. The existing LTA is for two of the four liquefaction trains and provides the Customer the option to increase liquefaction production.
(2)The Gimi was delivered to the Keppel shipyard in Singapore in early 2019 to undergo conversion from a LNG carrier to a FLNG. In April 2020, we announced that we have received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. BP currently estimates that the consequential delay caused by the claimed force majeure event will be approximately one year and that it is not currently possible to mitigate or shorten this delay. Consequently, we have commenced discussions with Keppel to re-schedule the conversion timeline. As a result, we are currently unable to establish the duration of the delay to the conversion of FLNG Gimi.

Hilli Episeyo
FLNG Hilli Episeyo on her way to Cameroon
The Hilli Episeyo conversion was completed in October 2017. The converted FLNG arrived in Cameroon on November 20, 2017. Following pre-commissioning activities, a notice of readiness that initiated commissioning activities was tendered on December 3, 2017. First LNG was produced from the Hilli Episeyo in mid-March 2018 and Hilli Episeyo completed commissioning and was accepted by the customer in May 2018 (the “Acceptance Date”).

The LTA with the Customer was executed on November 29, 2017 and considered legally effective on December 19, 2017 when all conditions precedent were met. Under the LTA, the Hilli Episeyo is scheduled to provide liquefaction services until the earlier of (i) eight years from the Acceptance Date, or (ii) the time of receipt and processing by the Hilli Episeyo of 500 billion cubic feet of feed gas. Under the terms of the LTA, the Hilli Episeyo is required to make available 1.2 million tonnes of liquefaction capacity per annum, this capacity will be spread evenly over the course of each contract year. The Customer will pay Hilli Corp a monthly tolling fee, which consists of a fixed element of hire and also an element related to the price of Brent crude oil where we receive incremental tolling fees when the price rises above $60 per barrel.
The Customer has an option to require us to increase production to greater than 1.2 million tonnes per annum. The LTA also provides certain termination rights to the Customer and Hilli Corp. The LTA provides for the payment by Hilli Corp of termination payments of up to $400 million (which reduces gradually as LNG production increases, reducing to $100 million once 3.6 million tonnes of LNG has been produced), $125 million of which is secured by a letter of credit, in the event of termination by Customer of Hilli Corp’s underperformance or non-performance. If the LTA is terminated by Hilli Corp in respect of a breach by the Customer prior to the second anniversary of the Acceptance Date, the Customer is obligated to pay Hilli Corp $500 million, with termination payments decreasing if the LTA is terminated after the second anniversary of the Acceptance Date.
Power
Golar Power's purpose is to convert, construct, acquire, own and operate FSRUs and associated energy infrastructure to develop projects that encourage the use of natural gas as a cheaper and cleaner source of fossil fuel based energy generation to complement renewable energy and to replace oil-derived liquid fuels. Golar Power has an Omnibus Agreement with Golar Partners, under which Golar Partners has a right of first offer with respect to any transfers or sales of any LNG carrier or FSRU owned by Golar Power and operating under a charter of five or more years.

Golar Power has constructed and is now operating, a combined cycle power plant in Brazil with its investment partner Eletricidade do Brasil S.A. ("Ebrasil"). Located near Aracaju, in the state capital of Sergipe, the 1.5GW power station is the largest thermal power station in South America, will supplement hydropower during dry seasons and will help meet the growing demand for electricity in the region. Having recently completed its commissioning and acceptance testing, the power station is now able to deliver power to its 26 committed off-takers when called upon to dispatch. The power station will provide power capacity for 25 years from January 2020, in accordance with previously executed Power Purchase Agreement ("PPA") contracts awarded by the Brazilian Government in 2015. The PPAs provide for the commencement of supply of energy on January 1, 2020, with 25-year terms. CELSE’s (Golar Power’s 50% joint venture) revenues for the sale of energy under the PPAs include (i) a fixed Brazilian real denominated revenue component (indexed for inflation) for the availability of the power plant, and (ii) a variable revenue component based on the MWh amount of energy generated, if any. Each purchaser under the PPAs has executed a security agreement, providing for the encumbrance of part of each purchaser’s revenues to ensure the satisfaction of its payment obligations under its PPAs.

As of April 16, 2020, the Golar Power fleet consists of two LNG carriers, Golar Celsius and Golar Penguin, which are in the Cool Pool and one FSRU, Golar Nanook, which is supplying LNG to the Sergipe power station.

Sergipe Power Plant

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. As the FSRU market continues to grow and mature there are new competitors entering the market. Further, the deployment of small scale FSRUs to supply gas to remote locations for power generation is on the rise. This has led to more competition for mid to long-term FSRU charters.

Competition for these charters is based primarily on price, operational track record, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition, relationships with LNG carrier users and reputation of the operator. In addition, FSRUs may operate as LNG carriers during periods of increased FSRU competition.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. There are currently only four operational FLNGs worldwide. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere rose in colder weather and fell in warmer weather. In general, the LNG vessel industry, has become less dependent on the seasonal transport of LNG than it was a decade ago. The advent of FSRUs has opened new markets and uses for LNG, spreading consumption more evenly over the year. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. There is however a tendency for a weaker vessel market in the periods between winter and summer.

Vessel Maintenance

Safety is our top priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

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

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including LNG carriers, FSRUs and FLNGs has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

The Gimi, is currently undergoing conversion from a LNG carrier to a FLNG and is insured under a building risks policy arranged by the shipyard.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage. The maximum coverage varies from 180 days to 360 days, depending on the vessel. The number of deductible days varies from 14 days to 60 days, depending on the vessel and type of damage; (e.g. whether the claim arises from either machinery or hull damage).

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

Our operations utilizes a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries assist us in managing our vessel operations. Golar Management Norway ("GMN"), received its ISO 9001 certification in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM, on a fully integrated basis.

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

All insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic, Golar Frost and Golar Bear are certified by the American Bureau of Shipping. All of our other vessels are certified by Det Norske Veritas GL. Both societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently "in class" other than two LNG carriers, the Gimi and the Gandria, with the Gimi delivered to Keppel's shipyard in Singapore for her conversion into a FLNG, and the Gandria is currently layed up.

We carry out inspections of the vessels on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems. During the year ended December 31, 2019 eight of our vessels completed their dry-dock.

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

International environmental treaties and conventions and U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar in nature to the U.S. laws referenced below. GMN provides technical management services for our vessels, is certified in accordance with the International Maritime Organization's (“IMO”) standard for ISM and operates in compliance with the International Standards Organization (“ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing shipping and international maritime trade. Among other requirements, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention ("the ISM Code") requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager holds a document of compliance under the ISM Code for operation of Gas Carriers.

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

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea (“SOLAS”), which provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation and addresses maritime security. SOLAS requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System (an international radio equipment and watch keeping standard), afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”) also promulgated by the IMO. The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. The SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Flag states that have ratified the SOLAS and STCW generally employ the classification societies, which have incorporated the SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

 Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% the sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous sulfur 3.5% cap. The 0.5% sulfur cap is generally referred to IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Because the marine sector accounts for approximately half of the global fuel oil demand, the impact of the increased demand for compliant low sulfur fuels is expected to affect the availability and cost of such fuels and, in turn, increase our costs of operation. Our vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn gas only in their boilers when alongside a berth. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.

Even more stringent sulfur emission standards apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO's Marine Environment Protection Committee (“MEPC”), as discussed in the “U.S. Clean Air Act” below. These areas include certain coastal areas of North America and the United States Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

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

Anti-Fouling Requirements
Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels. Our vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention, which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for protection and clean up of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages under OPA 90 aside from clean-up and containment costs are defined broadly to include:

•injury to, destruction or loss of, or loss of use of, natural resource and the costs of assessment thereof;
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
The limits of OPA 90 liability are the greater of $2,200 per gross ton or $18.8 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to ours and Golar’s LNG carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which as defined in CERCLA does not include oil. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

Compliance with any new requirements of OPA 90, or other laws or regulations, may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Any additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make distributions to our shareholders.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

 Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention, entered into force on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention makes the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

Ballast Water Management Convention, Clean Water Act and National Invasive Species Act

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The Environmental Protection Agency (“EPA”) and USCG, have also enacted rules relating to ballast water discharge for all vessels entering or operating in United States waters. Compliance requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

a. Ballast Water Management Convention

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (“BWM Convention”). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The Convention entered into force on September 8, 2017, however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange became mandatory for our vessels.

Installation of ballast water treatments systems (“BWTS”), will be needed on all our LNG Carriers. As long as our FSRUs are operating as FSRUs and kept stationary they will not need installation of a BWTS. The additional costs of complying with these rules, relating to all our vessels, are estimated to be in the range of $1.8 million and $2.1 million per vessel and will be phased in over time in connection with the renewal surveys that are required. We have therefore decided to install BWTS on all our LNG Carriers on their first drydocking after 2017. As at December 31, 2019, nine of our LNG carriers have installed BWTS.

b. Clean Water Act

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA is directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two year after EPA develops the NSPs. Although the 2013 VGP was scheduled to expire in December 2018, under VIDA the provisions of the 2013 VGP will remain in place until the new regulations are in place. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

c. National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) require the USCG's approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” (“GHGs”), including carbon dioxide and methane, may be contributing to warming of the earth’s atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has and continues to attract political and social attention and is the subject of regulatory attention.

To date, emissions of greenhouse gases from international transport have not been subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, European Commission initiated a three step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long term. The first step was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and calls for action by either IMO or the European Union to address emissions from the international transport sector from 2023.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In May 2019, the MEPC approved for adoption at its April 2020 session further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments would accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the

October 2016 MEPC session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations that regulate the emission of greenhouse gases from certain sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Other Regulations

Our LNG vessels may also become subject to the International Convention on Liability and Compensation for Damage Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS includes, among other things, liquefied natural gas. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In July 2019, South Africa became the 5th state to ratify the protocol. At least 7 more states must ratify or accede to the treaty for it to enter into effect.

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

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report and note 4 "Subsidiaries" of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli LLC, Hilli Corp and Gimi MS Corporation.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Vessel Operations".

We do not own any interest in real estate. We lease approximately 10,700 square feet of office space in London and 32,000 square feet of office space in Oslo. For our ship management operations we lease, 4,100 square feet of office space in Malaysia, 5,500 square feet of office space in Croatia, approximately 2,500 square feet of office space in Bermuda and approximately 2,100 square feet of office space in Cameroon.

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
Factors Affecting Our Results of Operations and Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and our results may be principally affected for the following reasons:

•Conversion of our vessels. The Gimi and the Golar Viking are currently in the shipyard undergoing conversion into a FLNG and FSRU, respectively. Vessel conversions require highly specialized contractors and are subject to risk of delay or default by shipyards. In the event the shipyards do not perform under these agreements and we are unable to enforce certain refund guarantees with third party banks, we may lose part or all of our investment. In April 2020, we announced that we have received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. BP estimates that the consequential delay caused by the claimed force majeure event will be approximately a year and that it is not currently possible to mitigate or shorten this delay. Consequently, we have commenced discussions with Keppel to re-schedule the conversion timeline.

•Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business. Our operations are subject to risks related to public health threats, including the recent COVID-19 pandemic, a virus causing potentially deadly respiratory tract infections originating in China, which has negatively affected global economic conditions and the demand for LNG and LNG shipping regionally as well as our operations and the operations of our customers and suppliers. Governments in affected countries have imposed travel bans, quarantines and other emergency public health measures. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments are approving large stimulus packages to mitigate the effects of the sudden decline in economic activity caused by the pandemic; however, we cannot predict the extent to which these measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. Governmental measures, though temporary in nature, may continue and increase depending on developments in the outbreak of COVID-19. We have experienced the following disruption to our operations to date:

•crew changes have been cancelled and/or delayed due to port authorities denying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place, and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries which may have closed their borders;
▪the inability to complete scheduled engine overhauls, routine maintenance work, and management of equipment malfunctions;
▪shortages or a lack of access to required spare parts for our vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
▪delays in vessel inspections and related certifications by class societies, customers or government agencies;
▪disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements; and
▪receipt of a force majeure notice relating to the Gimi GTA Project.
Given the recent fluidity of developments and the extensive response to the outbreak, we are continually receiving updated information and we are constantly reassessing the impact of COVID-19 on our operations. Measures that we are taking in response to COVID-19 include:

•All crew changes have been cancelled until further notice and this will be continually reviewed as the situation develops;
•Arrangements to accept delivery of additional spare parts and critical supplies are made where possible in our supply chains;
•Planned engine overhaul and routine maintenance services have been cancelled where possible, and arrangement for remote servicing of equipment are being made wherever possible;
•Non-critical boardings are being cancelled, current visits are limited to vettings inspectors, pilots and port officials where allowed, and procedures have been implemented on board to limit the risk of human-to-human transmission from visiting personnel;
•Global offices were closed in advance of government-mandated lockdown dates to minimize the opportunity for human-to-human transmission, IT systems and network capacity have proven to be robust, and no interruption to business support functions and no implications on financial reporting systems or internal controls over financial reporting have been identified; and
•Flexible working arrangements have been made for those with children, non-critical projects have been postponed and various governmental support schemes and grants are being explored.
In addition, prolonged periods of low utilization and hire rates arising as a result of the COVID-19 outbreak could also result in the recognition of impairment charges on our vessels if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these vessels may not be recoverable. Such impairment charges may cause lenders to accelerate loan payments under our financing agreements.

•Utilization of the Hilli's full capacity. The Hilli Episeyo is the world’s first converted FLNG vessel. FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks. Accordingly, delays in contracting Train 3 and Train 4 capacity could adversely affect our financial performance.

•Our investment in joint ventures and affiliates may not result in anticipated profitability or generate cash flow sufficient to justify our investment. Given the sustained period of suppressed unit price of Golar Partners, the failure of the unit price ability to recover may result in an impairment charge.

We also have a substantial equity investment in Golar Power. The Sergipe Project is subject to a variety of risks in accordance with the terms of the related EPC contract and has commenced operation in March 2020. Accordingly, interruptions to the Sergipe Project may cause an adverse effect on our earnings in affiliates and may negatively affect the price of our ordinary shares.

•We, or our consolidated entities, may enter into different financing arrangements. Our current financing arrangements may not be representative of the arrangements we will enter into in the future. For example, we may amend our existing credit facilities or enter into other financing arrangements, which may be more expensive. In addition, by virtue of the sale and leaseback transactions we have entered into with certain lessor VIEs, where we are deemed to be the primary beneficiary of the VIEs, we are required by U.S. GAAP to consolidate these VIEs into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. As of December 31, 2019, we consolidated lessor VIEs in connection with the lease financing transactions for eight of our vessels. Refer to note 5 "Variable Interest Entities" and note 18 "Debt" of our consolidated financial statements included herein.

•Our results will be dependent in part on the performance of the Cool Pool. Our vessels are currently operating in the LNG shipping spot market. As of April 16, 2020, we had contributed eight (2018: eight) of the ten vessels to the pool. Our share of the net pool revenues will be dependent upon the performance of the Pool Manager in securing employment and negotiating rates for all of the pool vessels.

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

Voyage, charterhire expenses and commission expenses (including expenses from collaborative arrangement). Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our charterers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. Charterhire expenses refer to the cost of chartering-in vessels to our fleet and commissions relate to brokers' commissions. Furthermore, voyage, charterhire expenses and commission expenses includes related expenses attributable to vessels engaged in collaborative arrangements, such as the Cool Pool. In relation to the vessels participating in the Cool Pool, voyage expenses and commissions include a net allocation from the pool participants' vessels less the other participants' share of the net revenues earned by our vessels included in the Cool Pool. When no collaborative arrangement is applied, we present our gross share of income earned and costs incurred under the Pool on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses” respectively. For pool net revenues and expenses generated by the other participants in the pooling arrangement, we analogize to the cost of obtaining a contract and expense these costs as incurred and presented within the line item “Voyage, charter hire and commission expenses.”

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

Depreciation and amortization. Depreciation and amortization expense, or the periodic cost charged to our statement of income for the reduction in usefulness and long-term value of our vessels, is related to the number of vessels we own or operate under long-term capital leases. We depreciate the cost of our owned vessels, less their estimated residual value, and amortize the amount of our capital lease assets over their estimated economic useful lives, on a straight-line basis. We amortize our deferred drydocking costs generally over five years based on each vessel's next anticipated drydocking.

Administrative expenses. Administrative expenses are comprised of general overhead, including personnel costs, legal and professional fees, property costs and other general administration expenses. Included within administrative expenses are pension and share option expenses. Pension expense includes costs associated with our two defined benefit pension plans, the UK Scheme and Marine Scheme. Although these schemes are now closed to new entrants, the cost of this benefit will fluctuate with the movement of actuarial variables and the value of the pension fund assets.

Project development expenses. These include the costs associated with pursuing future contracts and developing our pipeline of business development activities that have not met our internal threshold for capitalization.

Realized and unrealized (losses)/gain on oil derivative instrument. In December 2017, we recognized a derivative asset in relation to the LTA. The derivative asset represents the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date, the changes in fair value are recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument", which forms part of our operating results.

Interest expense and interest income. Interest expense depends on our and our consolidated lessor VIE entities' overall level of borrowings, including costs associated with such borrowings. By virtue of the sale and leaseback transactions we have entered into with lessor VIEs, where we are deemed to be the primary beneficiary and are required to consolidate these VIEs into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIE entities which includes the interest rates to be applied. For additional detail refer to note 5 "Variable Interest Entities" of our consolidated financial statements included herein. During construction of a newbuilding, FSRU or FLNG retrofitting period, interest expense incurred is capitalized in the cost of the newbuilding or retrofitted vessel. In addition this treatment may also apply to certain of our equity method investments, meeting specific criterion, during the period prior to commencement of their planned principal operations. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits.

Impairment of long-lived assets. Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our long-lived assets' carrying amounts, we make assumptions regarding estimated future cash flows, such as the vessels' economic useful life and estimates in respect of residual or scrap value.

(Losses)/gains on derivative instruments. (Losses)/gains on derivative instruments include market valuation adjustments for interest rate swap derivatives, realized interest income/(expense) on interest rate swaps and market valuation adjustments on Earn-Out Units. The market valuation adjustment for our derivatives may have a significant impact on our results of operations and financial position although it does not impact our liquidity. Although for certain of our derivative arrangements such as our total return equity swap cash collateral may be required to be posted. As at December 31, 2019 cash collateral amounting to $55.6 million has been provided against our Total Return Swap (see note 12 "Restricted Cash and Short-term Deposits" of our consolidated financial statements included herein).

Other financial items. Other financial items include financing fee arrangement costs such as commitment fees on credit facilities, foreign exchange gains/(losses) and other realized gains/(losses) on our financial instruments. Foreign exchange gains or losses arise due to the retranslation of our capital lease obligations and the cash deposits securing those obligations. Any gain or loss represents an unrealized gain or loss and will arise over time as a result of exchange rate movements. Our liquidity position will only be affected to the extent that we choose or are required to withdraw monies from or pay additional monies into the deposits securing our capital lease obligations.

Equity in net earnings or losses of affiliates. This includes our share of the earnings or losses of our affiliates. Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. These are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. We record our investment in the affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in the statement of income. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investments in affiliates". The basis difference will then be amortized through the consolidated statements of income.

Non-Controlling Interest. Non-controlling interests comprises of (i) 55.4% interest in common units in Hilli LLC, (ii) 30.0% equity interest in Gimi MS Corporation and (iii) equity interests in our lessor VIEs. We are party to sale and leaseback arrangements for eight vessels with these lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. Thus, the equity attributable to these financial institutions is included in our non-controlling interest. For additional details, see note 5 “Variable Interest Entities” to our consolidated financial statements included herein.

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

Results of Operations

Our results for the years ended December 31, 2019, 2018 and 2017 were affected by several key factors:

•Interest costs of $23.6 million, $43.9 million and $72.4 million were capitalized in 2019, 2018 and 2017, respectively, in relation to our FLNG conversions of the Gimi and the Hilli (for 2018 and 2017), and investments in our affiliates Golar Power and Avenir;

•The realized and unrealized gains and losses on mark-to-market adjustments for our derivative instruments, excluding the Hilli embedded derivative were $38.0 million loss, $30.5 million loss and $20.7 million gain in 2019, 2018 and 2017, respectively;

•Mark-to-market loss of $26.0 million, gain of $16.8 million and gain of $15.1 million in 2019, 2018 and 2017 arose, respectively, on the embedded derivative in relation to the Hilli LTA;

•Other operating income for the years ended December 31, 2019 and 2018 includes $9.3 million and $50.7 million, respectively, recovered from West Africa Gas Limited in relation to amounts due under the charter agreement. In addition, subsequent to the decision to wind down OneLNG, for the years ended December 31, 2019 and 2018 we wrote off $3.0 million and $12.7 million of the trading balance with OneLNG as we deem it to be no longer recoverable. Furthermore, during the year ended December 31, 2019, we received $4.0 million loss of hire insurance proceeds on the Golar Viking;

•Impairment of long-term assets for the year ended December 31, 2019 includes a $34.3 million impairment charge on the Golar Viking and a $7.3 million impairment charge associated with our investment in OLT Offshore LNG Toscana S.P.A.;

•Other-than-temporary impairment on our investment in Golar Partners amounting to $149.4 million was recognized for the year ended December 31, 2018 in the line item equity in net (losses) earnings of affiliates;

•Charterhire expenses of $17.4 million for the year ended December 31, 2017 arose from the charter-back of the Golar Grand from Golar Partners, under an agreement executed at the time of the disposal to Golar Partners. On November 1, 2017, the Golar Grand arrangement concluded;

•Our vessels were affected by commercial waiting time and scheduled drydocking; and

•Total project development expenses of $5.0 million, $21.7 million and $12.3 million, in 2019, 2018 and 2017, respectively, such as those relating to our FLNG segment.

A. Operating Results

Year ended December 31, 2019, compared with the year ended December 31, 2018

As of December 31, 2019, we managed our business and analyzed and reported our results of operations on the basis of three segments: Vessel operations, FLNGs and Power. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. See note 6 "Segment Information" of our consolidated financial statements included herein.

In connection with our year-end audit process, and subsequent to our February 25, 2020 earnings release related to the fourth quarter of 2019, we have received the audited financial statements of our lessor VIE entities and have recorded a reclassification of $194.6 million of the lessor VIE’s long-term debt to current; reclassified $29.3 million of restricted cash against the lessor VIE’s short-term debt; and recognized an additional $11.9 million interest expense and a corresponding $11.9 million non-controlling interest as of December 31, 2019. Accordingly, this Form 20-F reflects the adjustments and, as a result, contains financial information that is different than the information previously presented in our February 25, 2020 earnings release related to the fourth quarter of 2019.

The following details the operating results for our reportable segments for the years ended December 31, 2019 and 2018.

	December 31, 2019				December 31, 2018
(in thousands of $)	Vessel operations	FLNGs	Power	Total	Vessel operations	FLNGs	Power	Total
Total operating revenues	230,654	218,096	—	448,750	302,979	127,625	—	430,604
Vessel operating expenses	(67,601)	(53,689)	—	(121,290)	(70,543)	(26,317)	—	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,381)	(460)	—	(38,841)	(104,463)	(1,363)	—	(105,826)
Administrative expenses	(50,800)	(1,371)	—	(52,171)	(51,716)	175	—	(51,541)
Project development expenses	(2,051)	(2,939)	—	(4,990)	(5,165)	(16,526)	—	(21,691)
Depreciation and amortization	(64,945)	(48,088)	—	(113,033)	(65,496)	(28,193)	—	(93,689)
Impairment of long-term assets	(42,098)	—	—	(42,098)	—	—	—	—
Other operating gains/(losses)	13,295	(28,963)	—	(15,668)	50,740	2,749	—	53,489
Operating (loss)/income	(21,927)	82,586	—	60,659	56,336	58,150	—	114,486

Equity in net losses of affiliates	(22,565)	—	(23,234)	(45,799)	(138,677)	(2,047)	(16,913)	(157,637)

Vessel operations segment

	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	230,654	302,979	(72,325)	(24)%
Vessel operating expenses	(67,601)	(70,543)	2,942	(4)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,381)	(104,463)	66,082	(63)%
Administrative expenses	(50,801)	(51,716)	915	(2)%
Project development expenses	(2,050)	(5,165)	3,115	(60)%
Depreciation and amortization	(64,945)	(65,496)	551	(1)%
Impairment of long-term assets	(42,098)	—	(42,098)	100%
Other operating gains	13,295	50,740	(37,445)	(74)%
Operating (loss)/income	(21,927)	56,336	(78,263)	(139)%

Equity in net losses of affiliates	(22,565)	(138,677)	116,112	(84)%

Other Financial Data:

Average Daily TCE (1) (to the closest $100)	44,400	43,700	700	2%
Calendar days less scheduled off-hire days	3,840	3,987	(147)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE, please see “Item 3. Key Information-A. Selected Financial Data."

Total operating revenues: Operating revenues decreased by $72.3 million to $230.7 million for the year ended December 31, 2019 compared to $303.0 million in 2018. This was principally due to a decrease of:

•$90.4 million in revenue as a result of lower utilization, higher number of drydocking days and lower charterhire rates for our fleet for the year ended December 31, 2019 compared to the same period in 2018. During the year ended December 31, 2019, the majority of our fleet was scheduled for drydocking, resulting in 278 days of off-hire in aggregate, compared to 28 days of off-hire during the same period in 2018; and
•$2.3 million decrease in vessel and other management fees revenue for the year ended December 31, 2019 compared to the same period in 2018, mainly due to the wind down of OneLNG during 2018.

This was partially offset by the:

•$20.4 million increase in revenue from the Golar Viking as she was mostly on-hire during the year ended December 31, 2019, compared to being on commercial waiting time until December 2018.

Average daily TCE: As a result of lower voyage expenses offsetting the decrease in operating revenues, the average daily TCE for the year ended December 31, 2019 increased marginally to $44,400 compared to $43,700 for the same period in 2018.

Vessel operating expenses: Vessel operating expenses decreased by $2.9 million to $67.6 million for the year ended December 31, 2019, compared to $70.5 million for the same period in 2018, primarily due to a decrease of:

•$3.1 million in reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018;
•$1.8 million in expenses in relation to the Gandria as a result of the generic works in anticipation of her conversion into a FLNG at the start of 2018; and
•$1.1 million in expenses in relation to the Gimi in the year ended December 31, 2019, as we commenced capitalization of costs associated with her conversion to a FLNG following receipt of the Limited Notice to Proceed in December 2018 to service the Gimi GTA Project.

This was partially offset by an increase in non-capitalizable vessel operating costs of $2.8 million net increase as a result of the scheduled drydocking in the year ended December 31, 2019.

Voyage, charterhire and commission expenses: Largely relates to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $66.1 million to $38.4 million for the year ended December 31, 2019 compared to $104.5 million for the same period in 2018, is principally due to a decrease of:

•$56.4 million reduction in voyage expenses as a result of decreased utilization of our vessels; and
•$15.2 million reduction in bunker consumption as the majority of our fleet underwent drydocking for a total of 278 days in aggregate, compared to 28 days during the same period in 2018.

This was partially offset by the $4.6 million increase in costs in relation to the Golar Arctic, as she was mostly on commercial waiting time for the year ended December 31, 2019, compared to full utilization during the same period in 2018.

Administrative expenses: Administrative expenses decreased by $0.9 million to $50.8 million for the year ended December 31, 2019 compared to $51.7 million for the same period in 2018, principally due to a decrease in corporate expenses and share options expenses.

Project development expenses: Project development expenses decreased by $3.1 million to $2.1 million for the year ended December 31, 2019 compared to $5.2 million for the same period in 2018, principally due to a decrease in non-capitalized project-related expenses comprising of legal, professional and consultancy costs.

Depreciation and amortization: Depreciation and amortization decreased by $0.6 million to $64.9 million for the year ended December 31, 2019 compared to $65.5 million for the same period in 2018, principally due to a decrease of $0.9 million in Golar Viking depreciation for the year ended December 31, 2019, compared to the same period in 2018, as a result of a $34.3 million impairment charge on the vessel and equipment recognized in March 2019.

Impairment of long-term assets: Impairment of long-term assets increased by $42.1 million for the year ended December 31, 2019 due to a:

•$34.3 million impairment charge on vessel and equipment associated with our LNG carrier, the Golar Viking. In March 2019, we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of its current charter lease term. Although the sale is not expected to close until the fourth quarter of 2020, the transaction triggered an immediate impairment test. As the current carrying value of the vessel exceeds the price that a market participant would pay for the vessel at the measurement date, a non-cash impairment charge of $34.3 million was recognized. The fair value was based on average broker valuations as of the measurement date and represents the exit price in the principal LNG carrier sales market; and
•$7.3 million impairment charge associated with our investment in OLT Offshore LNG Toscana S.P.A. ("OLT-O"). In May 2019, a major shareholder in OLT-O sold its shareholding which triggered an assessment of the recoverability of the carrying value of our 2.6% investment in OLT-O. As the carrying value of our investment exceeded the representative fair value, we wrote off our investment.

Other operating gains: Other operating gains comprised of:

•$9.3 million and $50.7 million recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer, for the year ended December 31, 2019 and 2018, respectively. The amount for the year ended December 31, 2019 represents the final payment to settle these proceedings; and
•$4.0 million loss of hire insurance proceeds on the Golar Viking for the year ended December 31, 2019.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Share in net (loss)/earnings in Golar Partners	(20,050)	7,001	(27,051)	(386)%
Impairment of investment in Golar Partners	—	(149,389)	149,389	100%
Share of net (losses)/earnings in other affiliates	(2,515)	3,711	(6,226)	(168)%
	(22,565)	(138,677)	116,112	(84)%

As of December 31, 2019, we held a 32.0% (2018: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights ("IDRs"). The decrease in the share of net earnings in Golar Partners is due to a decrease in underlying performance of Golar Partners and fair value adjustment for the year ended December 31, 2019. The decrease in the share of net earnings in Golar Partners is offset by the movement of the impairment charge of $149.4 million recognized for the year ended December 31, 2018.

The share of net earnings in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E ("ECGS") and Avenir LNG Limited ("Avenir"). During the year ended December 31, 2018 we recognized negative goodwill of $3.8 million in equity in net earnings of affiliates to reflect our bargain purchase of Avenir. Refer to note 14 "Investment in Affiliates" of our consolidated financial statements included herein for further details.

FLNG segment

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Total operating revenues	218,096	127,625	90,471	71%
Vessel operating expenses	(53,689)	(26,317)	(27,372)	104%
Voyage expenses, charter-hire and commission expenses	(460)	(1,363)	903	(66)%
Administrative expenses	(1,371)	175	(1,546)	(883)%
Project development expenses	(2,939)	(16,526)	13,587	(82)%
Depreciation and amortization	(48,088)	(28,193)	(19,895)	71%
Other operating (losses)/gains	(28,963)	2,749	(31,712)	(1,154)%
Operating income	82,586	58,150	24,436	42%

Equity in net losses of affiliates	—	(2,047)	2,047	(100)%
Total operating revenues: On May 31, 2018, the Hilli was accepted by the customer and, accordingly, commenced operations. The Hilli generated $218.1 million of total operating revenues, as a result of a full year of operations during 2019, in relation to her liquefaction services, compared to $127.6 million in 2018.

Vessel operating expenses: The Hilli incurred $53.7 million of vessel operating expenses for the year ended December 31, 2019, as a result of a full year of operations in 2019, compared to $26.3 million in 2018 following commencement of operations on May 31, 2018.

Voyage, charterhire and commission expenses: The decrease in voyage, charterhire and commission expenses of $0.9 million to $0.5 million for the year ended December 31, 2019 compared to $1.4 million in 2018, is due to lower bunker consumption as a result of the Hilli undergoing commissioning in preparation for her commercial readiness in 2018.

Administrative expenses: Administrative expenses increased by $1.5 million to $1.4 million for the year ended December 31, 2019 compared to a credit $0.2 million in 2018, principally due to an increase in corporate expenses, salaries and employee benefits following the full year of operation of the Hilli, compared to seven months in 2018.

Project development expenses: This relates to non-capitalized project-related expenses comprising of legal, professional and consultancy costs. The decrease was due to the commencement of capitalization of engineering consultation fees in relation to the Gimi GTA Project following the Gimi entering Keppel's shipyard for her conversion into a FLNG in December 2018.

Depreciation and amortization: Following the Hilli's commencement of operations on May 31, 2018, depreciation and amortization of the vessel was recognized. A full year of depreciation was recognized for the year ended December 31, 2019 compared to the seven months of depreciation in 2018.

Other operating (losses)/gains: Included in other operating (losses)/gains are:

•realized gain on the oil derivative instrument, based on monthly billings above the base tolling fee under the LTA of $13.1 million for the year ended December 31, 2019 compared to $26.7 million in 2018;
•unrealized loss on the oil derivative instrument, due to changes in oil prices above a contractual floor price over term of the LTA of $39.1 million for the year ended December 31, 2019 compared to unrealized loss of $10.0 million in 2018; and
•write-off of $3.0 million and $12.7 million of unrecoverable receivables relating to OneLNG for the year ended December 31, 2019 and 2018, respectively.

Equity in net losses of affiliates: In April 2018, we and Schlumberger decided to wind down OneLNG and work on FLNG projects on a case-by-case basis.

Power segment

	December 31,
(in thousands of $)	2019	2018	Change	% Change

Equity in net losses of affiliates	(23,234)	(16,913)	(6,321)	37%

The equity in net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers and the administrative cost of business development activities from Golar Power's Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which is nearing completion and currently undergoing the final commissioning phase.

Other non-operating results

The following details our other consolidated results for the years ended December 31, 2019 and 2018:

	December 31,
(in thousands of $)	2019	2018	Change	% Change

Interest income	10,479	10,133	346	3%
Interest expense	(103,124)	(101,908)	(1,216)	1%
Losses on derivative instruments	(38,044)	(30,541)	(7,503)	25%
Other financial items, net	(5,522)	(1,481)	(4,041)	100%
Income taxes	(1,024)	(1,267)	243	(19)%
Net income attributable to non-controlling interests	(89,581)	(63,214)	(26,367)	42%

Interest expense: Interest expense increased by $1.2 million to $103.1 million for the year ended December 31, 2019 compared to $101.9 million for the same period in 2018. The increase in interest expense was primarily due to:

•$28.9 million lower capitalized interest on borrowing costs in relation to our investment in the Hilli FLNG conversion following acceptance of the vessel by the charterer in May 2018; and
•$1.5 million interest on the term loan facility, drawn in September 2019.

This was partially offset by reduced interest costs due to lower LIBOR rates, resulting in:

•$12.4 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs;

•$8.7 million capitalized interest on borrowing costs in relation to our investments;
•$6.5 million decrease in interest expense incurred on the deposits received from Golar Partners following application of the deposit to the Hilli acquisition price and the conversion of the Hilli shareholder loans to equity following the Hilli Disposal in July 2018; and
•$1.0 million decrease in interest expense on the Hilli letter of credit, due to a contractual step down in the Hilli letter of credit from $300 million to $250 million in May 2019, and a further step down to $125 million in November 2019.

Losses on derivative instruments: Losses on derivative instruments increased by $7.5 million to a loss of $38.0 million for the year ended December 31, 2019 compared to a loss of $30.5 million for the same period in 2018. The movement was primarily due to:

Net unrealized and realized (losses)/gains on interest rate swap agreements: As of December 31, 2019, we have an interest rate swap portfolio with a notional amount of $737.5 million, none of which are designated as hedges for accounting purposes. Net unrealized losses on the interest rate swaps increased to a loss of $16.5 million for the year ended December 31, 2019 compared to a gain of $0.6 million for the same period in 2018, due to a decline in the long-term swap rates, partially offset by the decreased notional value of our swap portfolio over the period. Realized gains on our interest rate swaps decreased to a gain of $6.4 million for the year ended December 31, 2019, compared to a gain of $8.1 million for the same period in 2018. The decrease was primarily due to lower LIBOR rates for the year ended December 31, 2019.

Unrealized losses on Total Return Swap: In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In November 2019, we repurchased 1.5 million shares underlying the equity swap. The remaining facility has been extended to March 2020. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $30.5 million recognized in the year ended December 31, 2019 compared to a loss of $30.7 million for the same period in 2018. The losses in 2019 and 2018 are due to the decline in our share price.

Unrealized mark-to-market losses on Earn-Out Units: This relates to the mark-to-market movement on the Earn-Out Units issuable in connection with the IDR reset transaction in October 2016, which we recognize as a derivative asset in our consolidated financial statements. The decrease in Golar Partners' quarterly distribution to $0.4042 per common unit on October 24, 2018 resulted in the contingent Earn-Out Units arising out of the IDR reset transaction in October 2016 not crystallizing and, accordingly, we recognized a mark-to-market loss of $7.4 million for the year ended December 31, 2018, effectively reducing the derivative asset to $nil at December 31, 2018. There was no comparative movement for the year ended December 31, 2019.

Other financial items, net: Other financial items, net decreased by $4.0 million to a loss of $5.5 million for the year ended December 31, 2019 compared to $1.5 million for the same period in 2018 primarily as a result of consolidating our lessor VIEs.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests increased by $26.4 million to $89.6 million for the year ended December 31, 2019 compared to $63.2 million for the same period in 2018 mainly due to the completion of the Hilli Disposal in July 2018. The non-controlling interest in relation to the Hilli Disposal for the year ended December 31, 2019 amounted to $61.7 million, compared to $31.3 million for the same period in 2018.

The net income attributable to non-controlling interests comprises of:
•$36.5 million and $19.7 million in relation to the non-controlling shareholders who hold interests in Hilli LLC for the year ended December 31, 2019 and 2018, respectively;
•$0.5 million in relation to the non-controlling shareholders who hold interests in Gimi MS Corporation for the year ended December 31, 2019, following the subscription of 30% equity interest by First FLNG Holdings in April 2019; and
•$28.3 million and $31.9 million in relation to the equity interests in our remaining lessor VIEs for the year ended December 31, 2019 and 2018, respectively.

Year ended December 31, 2018, compared with the year ended December 31, 2017

The following details the operating results for our reportable segments for the years ended December 31, 2018 and 2017.

	December 31, 2018				December 31, 2017
(in thousands of $)	Vessel operations	FLNGs	Power	Total	Vessel operations	FLNGs	Power	Total
Total operating revenues	302,979	127,625	—	430,604	143,537	—	—	143,537
Vessel operating expenses	(70,543)	(26,317)	—	(96,860)	(55,944)	(2)	—	(55,946)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(104,463)	(1,363)	—	(105,826)	(61,171)	(121)	—	(61,292)
Administrative expenses	(51,716)	175	—	(51,541)	(36,296)	(1,736)	—	(38,032)
Project development expenses	(5,165)	(16,526)	—	(21,691)	(9,796)	(2,506)	—	(12,302)
Depreciation and amortization	(65,496)	(28,193)	—	(93,689)	(76,522)	—	—	(76,522)
Other operating gains	50,740	2,749	—	53,489	—	15,100	—	15,100
Operating (loss)/income	56,336	58,150	—	114,486	(96,192)	10,735	—	(85,457)

Equity in net (losses)/earnings of affiliates	(138,677)	(2,047)	(16,913)	(157,636)	1,503	(8,153)	(18,798)	(25,448)

Vessel operations segment

	December 31,
(in thousands of $, except average daily TCE)	2018	2017	Change	% Change

Total operating revenues	302,979	143,537	159,442	111%
Vessel operating expenses	(70,543)	(55,944)	(14,599)	26%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(104,463)	(61,171)	(43,292)	71%
Administrative expenses	(51,716)	(36,296)	(15,420)	42%
Project development expenses	(5,165)	(9,796)	4,631	(47)%
Depreciation and amortization	(65,496)	(76,522)	11,026	(14)%
Other operating gains	50,740	—	50,740	100%
Operating income/(loss)	56,336	(96,192)	152,528	(159)%

Equity in net (losses)/earnings of affiliates	(138,677)	1,503	(140,180)	(9,327)%

Other Financial Data:
Average Daily TCE (1) (to the closest $100)	43,700	17,500	26,200	150%
Calendar days less scheduled off-hire days	3,987	3,885	102	3%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."
Total operating revenues: Operating revenues increased by $159.4 million to $303.0 million for the year ended December 31, 2018 compared to $143.5 million in 2017. This was principally due to an increase of:

•$144.8 million as a result of improved utilization and daily hire rates, including repositioning fees, from our vessels operating within the Cool Pool during the year ended December 31, 2018 compared to the same period in 2017; and
•$16.0 million as a result of the Golar Glacier commencing her new 12 month charter in February 2018.

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

Vessel operating expenses: Vessel operating expenses increased by $14.6 million to $70.5 million for the year ended December 31, 2018, compared to $55.9 million for the same period in 2017, primarily due to an increase of:

•$6.2 million in operating costs in relation to our vessels operating within the Cool Pool; and
•$7.8 million of reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018.

Voyage, charterhire and commission expenses: Largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses of $43.3 million to $104.5 million for the year ended December 31, 2018 compared to $61.2 million for the same period in 2017, is principally due to an increase of:

•$52.2 million of voyage expenses that arose from the increased utilization of our vessels participating within the Cool Pool, for which we receive credit under the Cool Pool arrangement (further described in note 25(d) "Related Parties" of our consolidated financial statements included herein); and
•$3.2 million due to the Golar Viking being taken out of lay-up.

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

Depreciation and amortization: Depreciation and amortization decreased by $11.0 million to $65.5 million for the year ended December 31, 2018 compared to $76.5 million for the same period in 2017, principally due to a decrease of:

•$7.8 million in Golar Tundra depreciation as a result of a $9.7 million catch-up charge recognized upon the vessel ceasing to be classified as held-for-sale in March 2017; and
•$3.3 million in the Gandria depreciation as she reached the end of her useful economic life at December 31, 2017, and accordingly, no further depreciation expense was recognized in 2018.

Other operating gains: This represents initial amounts recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2018	2017	Change	% Change
Share of net earnings in Golar Partners	7,001	17,702	(10,701)	(60)%
Impairment of investment in Golar Partners	(149,389)	—	(149,389)	100%
Net loss on deemed disposal of investments in Golar Partners	—	(16,992)	16,992	100%
Share of net earnings in other affiliates	3,711	793	2,918	368%
	(138,677)	1,503	(140,180)	(9,327)%

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

The share of net earnings in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E ("ECGS") and Avenir LNG Limited ("Avenir"). During the year ended December 31, 2018 we recognized negative goodwill of $3.8 million in equity in net earnings of affiliates to reflect our bargain purchase of Avenir. Refer to note 14 "Investment in Affiliates" of our consolidated financial statements included herein for further details.

FLNG segment

	December 31,
(in thousands of $)	2018	2017	Change	% Change
Total operating revenues	127,625	—	127,625	100%
Vessel operating expenses	(26,317)	(2)	(26,315)	1,315,750%
Voyage expenses	(1,363)	(121)	(1,242)	1,026%
Administrative expenses	175	(1,736)	1,911	(110)%
Project development expenses	(16,526)	(2,506)	(14,020)	559%
Depreciation and amortization	(28,193)	—	(28,193)	100%
Other operating gains	2,749	15,100	(12,351)	(82)%
Operating income	58,150	10,735	47,415	442%

Equity in net losses of affiliates	(2,047)	(8,153)	6,106	(75)%

Total operating revenues: On May 31, 2018, the Hilli was accepted by the Customer and, accordingly, commenced operations. As a result, she generated $127.6 million total operating revenues in relation to her liquefaction services for the year ended December 31, 2018.

Vessel operating expenses: This represents the vessel operating expenses incurred by the Hilli since she commenced operations.

Project development expenses: This relates to non-capitalized project-related expenses comprising of legal, professional and consultancy costs. The increase for the twelve months ended December 31, 2018 was primarily as a result of increased engineering consultation fees and front-end engineering and design costs in relation to the Gimi GTA project.

Depreciation: Subsequent to the Customer's acceptance of the Hilli, we determined her to be operational and, therefore, depreciation commenced during the second quarter of 2018.

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

For the year ended December 31, 2018, this is partially offset by a $1.3 million write off of capitalized conversion costs in relation to the Gandria. In addition, subsequent to the decision to wind down OneLNG, we wrote off $12.7 million of the trading balance with OneLNG as we deem it to be no longer recoverable.

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

Power segment

	December 31,
(in thousands of $)	2018	2017	Change	% Change

Equity in net losses of affiliates	(16,913)	(18,798)	1,885	(10)%

Pursuant to the formation of Golar Power in July 2016, we have accounted for our interest in Golar Power under the equity method.

The share of net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool arrangement (further described in note 25 "Related Parties" of our consolidated financial statements included herein), corporate costs, and the administrative cost of business development activities from Golar Power's Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which was not yet operational as the power plant was under construction.

Other non-operating results

The following details our other consolidated results for the years ended December 31, 2018 and 2017:

	December 31,
(in thousands of $)	2018	2017	Change	% Change

Total other non-operating expense	—	(81)	81	(100)%
Interest income	10,133	5,890	4,243	72%
Interest expense	(101,908)	(59,305)	(42,603)	72%
(Losses)/gains on derivative instruments	(30,541)	20,696	(51,237)	(248)%
Other financial items, net	(1,481)	(69)	(1,412)	2,046%
Income taxes	(1,267)	(1,505)	238	(16)%
Net income attributable to non-controlling interests	(63,214)	(34,424)	(28,790)	84%

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

Interest expense: Interest expense increased by $42.6 million to $101.9 million for the year ended December 31, 2018 compared to $59.3 million for the same period in 2017. In addition to higher LIBOR rates, this was primarily due to:

•$22.7 million increase in interest expense arising on the loan facilities of our consolidated lessor VIEs (refer to note 5 "Variable Interest Entities ("VIE")" of our consolidated financial statements included herein), in particular on the Hilli post-delivery sale and leaseback arrangement entered into during June 2018;
•$21.7 million lower capitalized interest on borrowing costs in relation to our investment in the Hilli FLNG conversion prior to acceptance of the vessel;
•$7.0 million increase in amortization of deferred financing costs in relation to the Hilli facility; and
•$1.4 million increase in interest expense in relation to the $402.5 million convertible bond issued in February 2017, resulting in a full year of interest incurred in 2018.

This was partially offset by a decrease of:

•$5.9 million in interest expense relating to the Hilli disposal; and
•$5.0 million higher capitalized interest on borrowing costs in relation to our investment in Golar Power.

(Losses)/gains on derivative instruments: Losses on derivative instruments increased by $51.2 million to a loss of $30.5 million for the year ended December 31, 2018 compared to a gain of $20.7 million for the same period in 2017. The movement was primarily due to:

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

Unrealized (losses) gains on Total Return Swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been extended to June 2019. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $30.7 million recognized in the year ended December 31, 2018 compared to a gain of $16.6 million for the same period in 2017. The loss in 2018 is due to the fall in our share price during 2018.

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

Our funding and treasury activities are conducted within our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners, Euros and Central African Franc. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our equity swaps and our oil derivative instrument.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in our joint venture and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the Cool Pool.

As of December 31, 2019, we had cash and cash equivalents (including short-term deposits) of $410.4 million, of which $188.3 million is restricted cash. Included within restricted cash is $76.0 million in respect of the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, $55.6 million cash collateral on our Total Return Swap, and the balance mainly relating to the cash belonging to Lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 12 "Restricted Cash and Short-term Deposits" of our consolidated financial statements included herein for additional details.

Since December 31, 2019, significant transactions impacting our cash flows include:

Receipts:

•receipt of $13.5 million, net of finance costs, as a result of our refinance of the Golar Viking in January 2020;

•receipt of $9.2 million in February 2020, in respect of cash distributions for the quarter ended December 31, 2019, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date, albeit $1.2 million was used to satisfy interest payments on the Margin Loan facility as a result of 21,226,586 of Golar Partners common units which are pledged as security for our obligations under this facility;

•receipt of $95.0 million in March 2020, being the third draw down under the $700 million Gimi financing facility; and

•receipt of $15.9 million in April 2020, being the first draw down on the conversion financing of the Golar Viking and concurrent payment of $0.8 million of finance costs in April 2020.

Payments:

•prepayment of $70.0 million on the principal balance on the Margin Loan facility in March 2020, which resulted in a reduction in the total facility balance to $30.0 million. As part of the prepayment, all collateral on account was released, finance costs paid and accrued interest settled. There is currently no collateral posted against the Margin Loan facility;

•$25.0 million short-term interest bearing loan to Golar Partners in February 2020. Golar Partners subsequently re-paid the loan principal and associated interest in full in April 2020;

•payment of $28.8 million of scheduled loan and interest repayments;

•payment of $10.6 million collateral in relation to our interest rate swaps;

•payment of $72.7 million in February 2020, in relation to our repurchase of the outstanding units of the Total Return Swap agreement, upon which $59.3 million of restricted cash was released; and

•further $2.5 million investment in small-scale LNG services provider Avenir.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our joint venture, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters, and potential use of our investment in the common units of Golar Partners subject to adherence to certain debt covenant requirements as to the maintenance of minimum holdings.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
	2019	2018	2017
(in millions of $)
Net cash provided by/(used in) operating activities	106.5	116.7	(35.1)
Net cash used in investing activities	(264.4)	(202.5)	(419.9)
Net cash (used in)/provided by financing activities	(136.0)	177.4	427.4
Net (decrease) increase in cash, cash equivalents and restricted cash	(293.9)	91.6	(27.5)
Cash, cash equivalents and restricted cash at beginning of year	704.3	612.7	640.2
Cash, cash equivalents and restricted cash at end of year	410.4	704.3	612.7

Net cash provided by/(used in) operating activities

Cash provided by operating activities decreased by $10.2 million to $106.5 million in 2019 compared to $116.7 million in 2018. The decrease was primarily due to:

•lower contribution recognized from our participation in the Cool Pool due to lower utilization and a higher number of drydocking days for our vessels for the year ended December 31, 2019;
•$24.9 million of drydocking costs as the majority of our fleet was scheduled for dry-dock during 2019;
•$9.3 million in cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra, compared to $50.7 million recovered in 2018; and
•the reduction in the general timing of working capital in 2019 compared to the same period in 2018.

This was partially offset by receipts of $4.0 million in relation to a loss of hire insurance claim on the Golar Viking. There were no comparable receipts in 2018.

Cash provided by operating activities increased by $151.8 million to $116.7 million in 2018 compared to cash utilized of $35.1 million in 2017. The increase in cash utilized in 2018 was primarily due to:

•higher contributions recognized from our participation in the Cool Pool as a result of improved utilization and daily hire rates from the Cool Pool vessels;
•lower charterhire payments as a result of the expiry of the charter-back arrangement of the Golar Grand from Golar Partners in November 2017;
•$50.7 million in cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra; and
•the improvement on the general timing of working capital in 2018 compared to the same period in 2017.
Net cash used in investing activities

Net cash used in investing activities of $264.4 million in 2019 comprised mainly of:

•$376.3 million of payments made in respect of the conversion of the Gimi into a FLNG;
•$21.0 million additional investments in Golar Power and Avenir; and
•$24.4 million of payments predominately for the installation of the ballast water treatment systems on eight of our vessels.

This was partially offset by receipts of:

•$115.2 million of proceeds from Keppel's initial subscription and subsequent cash calls in relation to its 30% equity interest in Gimi MS;
•$29.2 million of dividends received from Golar Partners; and
•$9.7 million of cash consideration received from Golar Partners in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli acquisition.

Net cash used in investing activities of $202.5 million in 2018 comprised mainly of:

•the addition of $116.7 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and
•additions of $95.5 million to investments in affiliates, which relates principally to capital contributions made to Golar Power of $55.0 million and our investment in Avenir of $24.8 million; and
•additions to vessels and equipment of $33.1 million.

This was partially offset by:

•receipt of $9.7 million from Golar Partners in relation to the Hilli Disposal; and
•$33.2 million of dividends received from Golar Partners.

Net cash (used in)/provided by financing activities

Net cash used in financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash used in financing activities of $136.0 million in 2019 arose primarily due to:

•scheduled debt repayments of $443.1 million;
•$100.0 million repayment of the Margin Loan following refinancing;
•$9.1 million repayment upon the extension of the Golar Arctic facility;
•payment of dividends of $65.0 million;
•financing costs of $24.5 million predominately in relation to the Gimi debt facility; and
•payment of $18.6 million in relation to the 1.5 million treasury shares repurchased on our equity swap in November 2019.

This was partially offset by debt proceeds drawn down of:

•$100.0 million on the new Margin Loan facility;
•$150.0 million on the term loan facility;
•$130.0 million on the Gimi facility; and
•$144.3 million in relation to our lessor VIE's.

Net cash provided by financing activities of $177.4 million in 2018 arose primarily due to proceeds of $1.2 billion from our debt facilities, including:

•$115.0 million further drawdown on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG;
•$960.0 million drawdown on the post-acceptance Hilli sale and leaseback financing in relation to the Hilli Facility; and
•$101.0 million of debt proceeds drawn down by the lessor VIE, which owns the Golar Crystal, upon refinancing of its debt into a long-term loan facility. See note 5 "Variable Interest Entities" of our consolidated financial statements included herein.

This was partially offset by:

•loan repayments of $994.9 million, which includes (i) the repayment of $640.0 million on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG, (ii) payment of $105.0 million in connection with the refinancing of the Golar Crystal facility mentioned above, (iii) payments of $76.9 million in connection with the Golar Tundra financing arrangement and (iv) scheduled repayments on our remaining debt facilities; and
•payment of dividends of $42.9 million.

Borrowing Activities

As of December 31, 2019, we had total outstanding borrowings, gross of capitalized borrowing costs, of $1.5 billion, secured by, among other things, our vessels, our ownership in Golar Partners and in Golar Power, and unsecured convertible bonds outstanding of $368.1 million. As of December 31, 2019, we were in compliance with all our covenants under our various loan agreements. Please refer to note 18 "Debt" and note 27 "Subsequent events" of our consolidated financial statements included herein for further detailed information on our borrowings as of December 31, 2019.

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

Interest rate swap agreement

As of December 31, 2019, we have interest rate swaps with a notional amount of $737.5 million representing approximately 28.4% of our total debt. Our swap agreements have expiration dates between 2020 and 2029 and have fixed rates of between 1.68% and 2.37%. The total unrealized loss recognized in the consolidated statement of operations relating to our interest rate swap agreements in 2019 was $16.5 million.

Total Return Swap agreement

In December 2014 we entered into a TRS related to 3.0 million of our common shares, which is indexed to our own common shares. In addition, we entered into a forward contract for the acquisition of 107,000 units in Golar Partners. In November 2019, we purchased 1.5 million shares underlying the Total Return Swap, at $69.5 million, of which $54.7 million of restricted cash was released at repurchase. The fair value of our Total Return Swap on the remaining 1.5 million shares was a loss of $50.9 million, resulting in an increase in our treasury shares by $18.6 million. The total unrealized loss recognized in the consolidated statement of operations relating to our TRS agreement as at December 31, 2019, was $30.5 million.

The settlement amount for the TRS transaction is (A) the market value of the shares at the date of settlement plus all dividends we have paid between entering into and settling the contract, less (B) the reference price of the shares agreed at the inception of the contract plus the counterparty's financing costs. Settlement is either a payment by the counterparty to us, if (A) is greater than (B), or a payment by us to the counterparty, if (B) is greater than (A). There is no obligation for us to purchase any shares under the agreement and this arrangement has been recorded as a derivative transaction, with the fair value of the TRS recognized as an asset or liability as appropriate, and changes in fair values recognized in the consolidated statement of operations.

The above TRS transactions were our only TRS agreements as of December 31, 2019.

Hilli LTA

Following the LTA becoming effective in December 2017, and on commencement of the commissioning activities, we recognized a derivative asset ("day one gain") of $79.6 million, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of December 31, 2019 was $45.6 million (2018: $84.7 million) and, as a result, the total unrealized loss recognized in the consolidated statement of operations relating to this derivative was $39.1 million.

Foreign currencies

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through expenditure in respect of our vessels' drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office. The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars, Central African Franc and, to a lesser extent, British Pounds.

Capital Commitments

Conversion commitments

Our conversion commitments relate to Gimi's conversion to a FLNG and the Golar Viking's conversion to a FSRU, further described in note 15, "Asset Under Development", and note 26, "Commitments and Contingencies", of our consolidated financial statements included herein.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgment. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

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

Revenues generated from management fees are recorded ratably over the term of the contract as services are provided.

Vessels and impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. Management performs an annual impairment assessment and when such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows is lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2019, for nine of our vessels (refer to note 16 "Vessels and Equipment, net" of our consolidated financial statements included herein), the carrying value was higher than their estimated market values (based on third party ship broker valuations). As a result, we concluded that an impairment trigger existed and performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as, for each of these vessels, the projected undiscounted net cash flows was significantly higher than the carrying value.

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

Accordingly, the principal assumptions we have used in our recoverability assessment (i.e. projected undiscounted net cash flows basis) included, among others, charter rates, vessel operating expenses, drydocking requirements and residual value. These assumptions are based on historical trends but adjusted for future expectations. Specifically, forecasted charter rates are based on information regarding current spot market charter rate (based on a third party information), option renewal rate with the existing counterparty or existing long-term charter rate, in addition to industry analyst and broker reports. Estimated outflows for operating expenses and drydockings are based on historical costs.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting our impairment assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future. Our estimates of vessel market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them and a material loss might be recognized upon the sale of our vessels.

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

Furthermore, in relation to the vessel, the Gandria, whilst she has been earmarked for conversion into FLNG vessels, for consistency with the methodology applied in our impairment review, estimated vessel market values for these vessels is on the basis they operate as LNG carriers.

Effect if actual results differ from assumptions: As of December 31, 2019, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of the nine vessels, were greater than their carrying value. With respect to these nine vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 "Recently Issued Accounting Standards".

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the section of this item entitled "Factors Affecting Our results of Operations and Future Results","- A. Operating Results" and "Item 4. Information on the Company  - B. Business Overview."

After the balance sheet date, we have seen significant macroeconomic uncertainty as a result of the global COVID-19 outbreak. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow for the 2020 fiscal year. See note 27 ''Subsequent events" of our consolidated financial statements included herein.

E.           Off-Balance Sheet Arrangements

At December 31, 2019, we do not have any off-balance sheet arrangements.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2019:

(in millions of $)	Total Obligation	Due in 2020	Due in 2021 – 2022	Due in 2023 – 2024	Due Thereafter
Golar long-term and short-term debt (1)	985.6	279.0	467.8	190.7	48.1
VIE long-term and short-term debt (1)	1,583.2	965.6	329.2	134.7	153.7
Interest commitments on long-term debt and other interest rate swaps (2)	241.3	86.0	76.3	42.4	36.6
Operating lease obligations (3)	10.1	3.4	3.5	0.9	2.2
Purchase obligations:
Avenir (4)	18.0	11.3	6.7	—	—
Egyptian Venture (5)	—	—	—	—	—
FLNG conversion (6)	913.6	349.2	461.7	102.7	—
FSRU conversion (7)	85.3	85.3	—	—	—
Other non-current liabilities (8)	—	—	—	—	—
Total	3,837.0	1,779.8	1,345.2	471.4	240.6
(1)The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest. Included in these amounts are balances relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 5 "Variable Interest Entities ("VIE")" and note 18 "Debt" of our consolidated financial statements included herein).
(2)Our interest commitment on our long-term debt is calculated based on assumed LIBOR rates of between 1.55% to 2.20% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)Our rental commitment under operating leases for leased offices, equipment and other assets. See note 11 ''Operating Leases" of our consolidated financial statements included herein
(4)As at December 31, 2019, we had a commitment of $18.0 million in relation to our investment in Avenir. See note 26 ''Commitments and Contingencies" of our consolidated financial statements included herein.
(5)As at December 31, 2019, we had a commitment to pay $1.0 million to an unrelated third party, contingent upon the conclusion of a material commercial business transaction by the Egyptian Natural Gas Holding Company, or ECGS, as consideration for work performed in connection with the setting up and incorporation of ECGS. This liability has been excluded from the above table, as the timing of any cash payment is uncertain.
(6)Outstanding payments in connection with the Gimi conversion. See note 15 ''Asset Under Development" of our consolidated financial statements included herein for further information. We have commenced discussions with Keppel to re-schedule activities in order to reduce and reprofile our capital spending commitments for 2020 and 2021.
(7)Outstanding payments in connection with the conversion and subsequent sale of the Golar Viking with LNG Hrvatska d.o.o.. See note 26 ''Commitments and Contingencies" of our consolidated financial statements included herein.

(8)Our consolidated balance sheet as of December 31, 2019, includes $142.7 million classified as "Other non-current liabilities" of which $53.9 million represents the FLNG deferred revenue, being the corresponding liability upon initial recognition of the LTA derivative asset, $34.7 million represents liabilities under our pension plans, $16.4 million represents other guarantees provided to Golar Partners and Golar Power and $22.9 million represents estimated costs to decommission the mooring to which the Hilli will be attached for the duration of the LTA. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain or in the case of the derivative, this represents deferred revenue. See note 21 ''Other Non-current Liabilities'' of our consolidated financial statements included herein for additional information regarding our other non-current liabilities.
For details of our outstanding legal proceedings and claims, please see note 26 "Commitments and Contingencies" of our consolidated financial statements included herein.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	57	Chairman of our Board of Directors and Director
Daniel Rabun	65	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Thorleif Egeli	56	Director
Carl Steen	69	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	55	Director and Compensation Committee member
Lori Wheeler Naess	49	Director and Audit Committee Chairperson
Georgina Sousa	69	Director and Company Secretary

Tor Olav Trøim has served as a director of the Company since September 2011 and appointed as the Chairman of the Board in September 2017. Mr. Trøim previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim was Vice President and a director of Seadrill Limited between 2005 and 2014. Additionally between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited, Golden Ocean Group Limited, Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated with a M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt-Nielsen Limited, Borr Drilling and Valerenga Football Club.

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun resigned as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves on our Audit Committee, Compensation Committee and Nomination Committee. He joined Ensco in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in 2007. Mr. Rabun retired from Ensco in May 2014. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a non-executive director and a member of the Management Development and Compensation Committee and the Governance and Nominations Committee of Apache Corporation. In May 2018, Mr. Rabun became

Chairman of the Board and a member of the Governance and Nomination Committee of Apergy Corporation. He has been a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Thorleif Egeli was appointed to the Board in September 2018, Mr. Egeli was, until May 2018, Vice President of Schlumberger Production Management – North America managing the non-operating E&P assets for Schlumberger in the US, Canada and Argentina. Prior to this he held a number of senior positions within Schlumberger having begun his career with Schlumberger in 1990 as a field engineer. Between October 2009 and April 2013 Mr. Egeli held a number of positions within Archer including President Latin America, Corporate Marketing and Chief Operating Officer; before re-joining Schlumberger in 2013. Mr. Egeli serves as the President on the Board of Directors at the Norwegian American Chamber of Commerce, South West Chapter in Houston, Texas. Mr. Egeli holds a Master of Science (MSc) in Mechanical Engineering and an MBA from Rotterdam School of Management, Holland.

Carl Steen has served as a director since January 2015 and currently serves on our Audit Committee, Compensation Committee and Nomination Committee. He has also served on Golar Partners' board of directors since his appointment in August 2012. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M.Sc in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilhelmsen Holding ASA and Belships ASA.

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

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Opera Limited, a U.S.-listed company, Klaveness Combination Carriers ASA, a listed shipping company in Norway and Golar Partners. Ms. Naess was most recently a director with PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012, she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Georgina Sousa was appointed as a director in September 2019 and as Secretary in May 2019. She is currently a director, secretary and resident representative of Golar LNG Partners LP and a director and secretary of 2020 Bulkers Ltd. and Borr Drilling Ltd. Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and FLEX LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a Director of Seadrill Limited from November 2015 until July 2018, Knightsbridge Shipping Limited (the predecessor of Golden Ocean Group Limited) from 2005 until 2015 and for us from 2013 until 2015. Ms. Sousa served as Secretary for all of the above mentioned companies at various times during the period between 2005 and 2018. She served as secretary of Archer Limited from 2011 until December 2018 and Seadrill Partners LLC from 2012 until 2017. Until January 2007, she was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as company secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary. Ms. Sousa is a UK citizen and resides in Bermuda.

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report.

On March 19, 2018, Graham Robjohns replaced Brian Tienzo as our Chief Financial Officer. In addition, Mr. Robjohns assumed the role of Deputy Chief Executive Officer of Golar. Previously, Mr. Robjohns served as Golar Partners' Principal Executive Officer since July 2011.

Name	Age	Position
Iain Ross	58	Chief Executive Officer – Golar Management
Graham Robjohns	55	Chief Financial Officer and Deputy Chief Executive Officer – Golar Management (through April 30, 2020)
Callum Mitchell-Thomson	50	Chief Financial Officer – Golar Management (with effect from May 1, 2020)
Øistein Dahl	59	Chief Operating Officer – Golar Management Norway
Olve Skjeggedal	45	Chief Technical Officer – Golar Management Norway

Iain Ross has served as Chief Executive Officer since September 21, 2017. Between 2002 and joining Golar, Mr. Ross held various executive level positions with project delivery firm WorleyParsons Limited. Positions included Group Managing Director, an ExCo position with responsibility for leadership of the Global Hydrocarbons, Power, Infrastructure and Mining Sectors, the development of the group Strategy, Mergers & Acquisitions (including integration of acquired companies) and, finally, as leader of their Digital Technology start-up. Mr. Ross has a bachelor's degree in Mechanical Engineering from Heriot-Watt University, is a Fellow of Engineers Australia and certified International Director from INSEAD.
Graham Robjohns was appointed as our Deputy Chief Executive Officer and Chief Financial Officer in March 2018. Between July 2011 and March 2018, Mr. Robjohns acted as Golar Partners' Principal Executive Officer and, from April 2011 to July 2011, as their Chief Executive Officer and Chief Financial Officer. Mr. Robjohns also served as Chief Executive Officer for Seadrill Partners LLC from June 2012 to August 2015. He has served as a director of Seadrill Partners LLC since 2012. Mr. Robjohns served as the Chief Financial Officer of Golar from November 2005 until June 2011. Mr. Robjohns also served as Chief Executive Officer of Golar from November 2009 until July 2011. Mr. Robjohns served as Group Financial Controller of Golar Management from May 2001 to November 2005 and as Chief Accounting Officer of Golar Management from June 2003 until November 2005. Mr. Robjohns is a member of the Institute of Chartered Accountants in England and Wales and has a BSc degree in Economics with Politics from Loughborough University. Mr. Robjohns decided to step down from his position as Chief Financial Officer. In order to facilitate a smooth transition, Mr. Robjohns will remain in his current position until April 30, 2020. Between October 1, 2019 and his departure on April 30, 2020 Mr Robjohns acted as Golar Partners CEO on a temporary basis.

Callum Mitchell-Thomson was appointed as our Chief Financial Officer and will formally take up the role on May 1, 2020. He has 21 years of experience advising Energy, Utility and Infrastructure companies on Mergers & Acquisitions and capital markets transactions while working for JP Morgan. During this time, he was Co-Head of Energy, Utility and Infrastructure Investment Banking in Europe, the Middle East and Africa ("EMEA") for 10 years; Head of Corporate Finance in EMEA for 3 years and Head of Investment Banking in Germany for 2 years. He has also been a member of the EMEA Banking Management Committee and a supervisory board member of JP Morgan AG. Since leaving JP Morgan he has worked in the UK Parliament as a Parliamentary Adviser on European, Economic and Finance legislation. Prior to joining JP Morgan, he worked for Shell International Petroleum Co. Ltd as a financial controller in European Downstream and then in Global LNG. He is a Member of the Chartered Institute of Management Accountants and holds both a BSc (Economics) and a M.Sc (Marine Economics & Policy) from the London School of Economics.

Øistein Dahl has served as Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilds and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a M.Sc degree from the NTNU Technical University in Trondheim, Norway.

Olve Skjeggedal joined Golar in April 2015. Prior to his appointment as Chief Technical Officer in September 2019 Mr. Skjeggedal served as Project Manager FLNG, and more recently as Project Director for the Golar Gimi FLNG conversion for the BP Phase 1 Greater Tortue Ahmeyim project. Prior to joining Golar, Mr. Skjeggedal held various positions within engineering, business development and project management in energy and gas related businesses including General Electric, Wärtsilä and Höegh LNG. Mr. Skjeggedal has a M.Sc degree from the NTNU Technical University in Trondheim, Norway.

B.      Compensation

For the year ended December 31, 2019, we paid our directors and executive officers aggregate cash compensation (including bonus) of $3.7 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2019, we granted restricted stock units covering 14,568 common shares which vest equally over three years. For a description of our share based payment plan please refer to the section of this item entitled "E. Share Ownership - Share Based Payment Plan" below.

In addition to cash compensation, during 2019 we also recognized an expense of $2.8 million relating to share based payments issued to certain of our directors and executive officers. See note 23 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

C.      Board Practices

Our directors do not have service contracts with us and do not receive any benefits upon termination of their directorships. Our board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our audit committee consists of three independent members, Lori Wheeler Naess, Daniel Rabun and Carl Steen who are all Company directors. In addition, the board of directors also has compensation and nominations committees, details of which are further described in "Item 16G. Corporate Governance".

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

D.      Employees

As of December 31, 2019, we employed approximately 302 employees and consultants in our offices in Bermuda, Cameroon, Croatia, London, Malaysia and Oslo, as well as in the shipyards where are vessel conversions are underway. We also employed approximately 1,345 seafaring employees and contractors. These employees serve Golar, Golar Partners and Golar Power.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of the date of this annual report. Also shown are their interests in share options and restricted stock units awarded to them under our various share based payment schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options			Restricted Stock Units
	Number of shares	%	Total number of options	Exercise price	Expiry date	Number of RSUs	Vesting Date
Tor Olav Trøim	5,233,953(1)	5.35%	5,310	$20.73	2021	5,563	2021
			103,970	$26.44	2022	5,563	2022
			11,840	$26.90	2023	5,563	2023
Daniel Rabun	*	*	75,000	$20.73	2021	2,226	2021
			11,905	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Carl Steen	—	—	5,310	$20.73	2021	2,226	2021
			3,970	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Niels Stolt-Nielsen	2,398,613(2)	2.45%	5,310	$20.73	2021	2,226	2021
			3,970	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Lori Wheeler Naess	—	—	5,310	$20.73	2021	2,226	2021
			3,970	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Iain Ross	—	—	300,000	$20.51	2022	26,422	2021
						26,422	2022
						26,421	2023
						118,898	**
Graham Robjohns	*	*	4,600	$55.18	2020	2,124	2021
			29,250	$22.58	2021	2,123	2022
			11,200	$26.90	2023
Callum Mitchell-Thomson	*	*	—	N/A	N/A	14,030	2021
			—	N/A	N/A	14,030	2022
			—	N/A	N/A	14,030	2023
Øistein Dahl	*	*	6,100	$55.18	2020	5,237	2021
			50,000	$22.58	2021	5,237	2022
			8,400	$26.90	2023	3,506	2023
						10,520	**
Thorleif Egeli	*	*	—	N/A	N/A	2,226	2021
						2,225	2022
						2,225	2023
Georgina Sousa	*	*	—	N/A	N/A	4,037	2021
			—	N/A	N/A	4,037	2022
			—	N/A	N/A	2,823	2023
Olve Skjeggedal	*	*	20,000	$55.18	2020	3,754	2021
			14,100	$22.58	2021	3,754	2022
			3,200	$26.90	2023	2,754	2023
						8,261	**

* Less than 1%.
** These are the maximum number of restricted stock units (RSUs) that may be earned under the award granted in March 2020 and which will vest in March 2023. The award is subject to the achievement of a total shareholder return (TSR) performance condition relative to the TSR of a predetermined group of peer companies over a three-year performance period ending December 31, 2022.
(1) Included within this balance are 5,156,954 common shares which are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
(2) Included within this balance are 2,329,838 shares which are owned by Stolt-Nielsen Limited, a company controlled by Niels Stolt-Nielsen.
Our directors and executive officers have the same voting rights as all other holders of our common shares.

Share Based Payment Plan

Our Long Term Incentive Plan (the "LTIP") was adopted by our board of directors, effective as of October 24, 2017. The purpose of the LTIP is primarily to provide a means through which we may attract, retain and motivate qualified persons as employees, directors and consultants. Accordingly, the LTIP provides for the grant of options and other awards as determined by the board of directors in its sole discretion.

As of December 31, 2019, 2.3 million of our authorized and unissued common shares were reserved for issue pursuant to subscription under options and restricted stock units granted under our share based payment plans. For further detail on share options and restricted stock units please see note 23 "Share Capital and Share Based Compensation" of our consolidated financial statements included herein.

The exercise price of options is reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of April 16, 2020.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table presents certain information as of April 16, 2020 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares(7)
Owner	Number	Percent
Orbis Investment Management Ltd (1)	11,079,903	11.33%
Cobas Asset Management (2)	10,172,972	10.40%
FMR LLC (3)	8,673,951	8.87%
BW Group Limited (4)	6,772,881	6.93%
Tor Olav Trøim (5)	5,233,593	5.35%
Luxor Capital Partners, LP (6)	5,058,340	5.17%

(1) Information derived from Schedule 13G/A of Orbis Investment Management Ltd filed with the Commission on February 18, 2020.
(2) Information derived from Schedule 13G/A of Cobas Asset Management filed with the Commission on February 20, 2020.
(3) Information derived from Schedule 13G/A of FMR LLC filed with the Commission on February 7, 2020.
(4) Information derived from Schedule 13D of BW Group Limited filed with the Commission on March 23, 2020.
(5) Information derived from Schedule 13D of Tor Olav Trøim filed with the Commission on June 19, 2017.
(6) Information derived from Schedule 13D of Luxor Capital Partners, LP filed with the Commission on January 28, 2020.
(7) Based on a total of 97,802,404 outstanding shares of our common stock as of April 16, 2020.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of issued and outstanding common shares. In 2019 and 2018, Barrow, Hanley, Mewhinney and Strauss LLC, Capital Research Global Investors and Vanguard Whitehall Funds, disposed of their respective shareholdings. We are not aware of any arrangements the operation of which may, at a subsequent date, result in a change of control.

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

The related party transactions that we were party to between January 1, 2019 and December 31, 2019 are described in note 25 "Related Party Transactions" of our consolidated financial statements included herein.

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

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure. Our discussions with HMRC on this matter have concluded without agreement and, in January 2020, we received a closure notice to the inquiry stating the basis of HMRC's position. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position, and consequently a notice of appeal against the closure notice was submitted to HMRC. See note 26 “Commitments and Contingencies” of our consolidated financial statements included herein for further details.

Dividend distribution policy

Our long-term objective is to pay a regular dividend in support of our main objective to provide significant returns to shareholders. The level of our dividends will be guided by current earnings, market prospects, capital expenditure requirements and investment opportunities.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, such as any restrictions in our financing arrangements. Our ability to declare dividends is also regulated by Bermuda law, which prohibits us from paying dividends if, at the time of distribution, we will not be able to pay our liabilities as they fall due or the value of our assets is less than the sum of our liabilities, issued share capital and share premium.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and affiliates distributing to us their earnings and cash flows. Some of our loan agreements limit or prohibit our and our subsidiaries' and affiliates' ability to make distributions to us without the consent of our lenders.

For 2019, our board of directors declared quarterly dividends in May 2019 of $15.1 million, or $0.15 per share. The Board approved the suspension of further dividends to finance the repurchase of the 3 million shares underlying the Total Return Swap to simplify Golar’s capital structure, remove the cash collateral requirement and reduce earnings volatility.

For 2018, our board of directors declared quarterly dividends in May 2018, August 2018, November 2018 and February 2019 in the aggregate amount of $48.1 million, or $0.475 per share.

For 2017, our board of directors declared quarterly dividends in May 2017, August 2017, November 2017 and February 2018 in the aggregate amount of $19.7 million, or $0.20 per share.

B.           Significant Changes

There have been no significant changes since the date of our consolidated financial statements included in this report, other than as described in note 27 ''Subsequent Events'' of our consolidated financial statements included herein.

ITEM 9.  THE OFFER AND LISTING

C. Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol "GLNG".

ITEM 10.    ADDITIONAL INFORMATION

This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our common shares. The description is only a summary and does not describe everything that our Memorandum of Association and Bye-laws contain. Our Memorandum of Association and the Bye-Laws have previously been filed as Exhibits 1.1 and 1.2, respectively to our Registration Statement on Form 20-F, (File No. 000-50113) filed with the Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

At our 2013 Annual General Meeting, our shareholders voted to amend our Bye-laws to ensure conformity with revisions to the Bermuda Companies Act 1981, as amended. We adopted these amended Bye-laws of the Company on September 20, 2013, and they were filed as Exhibit 3.1 to our report on Form 6-K filed with the Commission on July 1, 2014, and are hereby incorporated by reference into this Annual Report.
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

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company's Bye-Law 89 is more restrictive in that it stipulates that the office of a Director shall be vacated upon the happening of any of the following events (in addition to the Director's resignation or removal from office by the shareholders):

•If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;
•If he becomes bankrupt or compounds with his creditors;
•If he is prohibited by law from being a Director; or
•If he ceases to be a Director by virtue of the Companies Act.
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

•we will not be able to pay our liabilities as they fall due; or
•the realizable value of our assets is less than our liabilities.
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

1.Rules of Golar LNG Limited Bermuda Employee Share Option Scheme.
2.Omnibus Agreement dated April 13, 2011, by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.
3.Amendment No. 1 to Omnibus Agreement, dated October 5, 2011 by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.
4.Bermuda Tax Assurance, dated May 23, 2011.
5.Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A.
6.Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
7.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.

8.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
9.Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd.
10.Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited.
11.Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016.
12.Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee.
13.Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC.
14. 2017 Long-Term Incentive Plan.
15.Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
16.Amendment Agreement, dated March 23, 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company.
17.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018.
18.Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018.
19.Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.

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

E.            Taxation

The following is a discussion of the material U.S. federal income tax and Bermuda tax considerations relevant to a U.S. Holder, as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” persons subject to the "base-erosion and anti-avoidance" tax and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common stock, may be subject to special rules. This discussion deals only with holders who hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

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

Under section 883 of the Code and the Treasury Regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. federal income taxation on our respective U.S. source shipping income if the following three conditions are met:

•we and each subsidiary are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. source international transportation income that we earn (or an equivalent exemption);
•we satisfy the publicly traded test or the qualified shareholder stock ownership test as described in the Section 883 Regulations; and
•we meet certain substantiation, reporting and other requirements.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2019.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test." We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2019. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2019, we were not subject to the 5% Override Rule for 2019. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2019 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries and such U.S. source shipping income is not considered to be "effectively connected" with the conduct of a U.S. trade or business, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2019, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code if applicable.

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

Our U.S. source shipping income would be considered effectively connected with the conduct of a U.S. trade or business only if:

•we had, or were considered to have, a fixed place of business in the United States involved in the earning of our U.S. source shipping income; and
•substantially all of our U.S. source shipping income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

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

Passive Foreign Investment Company

Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to U.S. Holders (or, in some cases, U.S. persons who are treated as owning our common shares under constructive ownership rules) if we are treated as a "passive foreign investment company, or a PFIC for U.S. federal income tax purposes. We will be a PFIC if either:

•at least 75% of our gross income in a taxable year is "passive income"; or
•at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, "passive income."

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if made to a non-corporate U.S. Holder and such U.S. Holder:

•fails to provide an accurate taxpayer identification number;
•provides us with an incorrect taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

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

The Minister of Finance in Bermuda has granted us a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by us in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extension of the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, we may become subject to taxation in Bermuda after March 31, 2035. Furthermore, the recent passing of the Economic Substance Act 2018 in Bermuda as well being placed on the EU list of non-cooperative jurisdictions for tax purposes (albeit subsequently removed), highlights the increasing scrutiny the existing regime is subject to.

F.           Dividends and Paying Agents

Not applicable.

G.          Statements by Experts

Not applicable.

H.          Documents on Display

We will file reports and other information with the Commission. These materials, including this document and the accompanying exhibits, may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with it.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Accounting Policies” of our consolidated financial statements included herein. Further information on our exposure to market risk is included in note 24 “Financial Instruments” of our consolidated financial statements included herein.

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

As of December 31, 2019, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $737.5 million. The principal of our floating rate loans outstanding as of December 31, 2019 was $1,412.7 million. Based on our floating rate debt at December 31, 2019, a one-percentage point increase in the floating interest rate would increase our interest expense by $6.1 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2019, see note 24 “Financial Instruments” of our consolidated financial statements included herein.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, or GBP, Norwegian Kroners, or NOK, and Euros, in relation to our administrative office in the UK, operating expenses and capital expenditure projects incurred in a variety of foreign currencies. Based on our GBP expenses for 2019, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by $4.7 million.

We operate a branch in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2019, a 10% depreciation of the U.S. Dollar against NOK would have increased our expenses by $2.7 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs incurred in 2019, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2019 by $2.9 million.

Equity risk. As of December 31, 2019, we were party to a Total Return Swap, or TRS, contract indexed to 1,500,000 of our own shares, whereby we carry the risk of fluctuations in the market price of our shares. The weighted average reference price was $46.93 per common share. As of December 31, 2019, we had also entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $21.41. The open position of both contracts at December 31, 2019, exposes us to market risk associated with our share price and the unit price of Golar Partners. As at March 2020, we no longer have exposure to equity risk due to the repurchase of all outstanding TRS units in February 2020.

Commodity price risk. As of December 31, 2019, we have a derivative asset in relation to the LTA, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2019, the value of this asset is $45.6 million. Movements in the price of Brent Crude will cause the derivative asset, and resulting fair value movements, to fluctuate. However, we bear no downside risk should the Brent Crude price move below $60.00.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2019. At the time our Annual Report on Form 20-F for the year ended December 31, 2019 was filed on April 30, 2020, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019.

 (b)         Management's annual report on internal controls over financial reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, the following report is provided by management in respect of our internal control over financial reporting. As defined in the Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors of the Company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published consolidated financial statements for external purposes under U.S. GAAP.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2019, our internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

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

ITEM 16B.  CODE OF ETHICS

We have adopted a Corporate Code of Business Ethics and Conduct that applies to all our employees. A copy of our Corporate Code of Business Ethics and Conduct may be found on our website www.golarlng.com. This website is provided as an inactive textual reference only. Information contained on our website does not constitute part of this Annual Report. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office. Additionally, our Code of Business Ethics and Conduct is included as Exhibit 11.1 of this annual report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Fiscal year ended December 31, 2019	$1,479,465
Fiscal year ended December 31, 2018	$1,558,539

Total audit fees incurred with respect to Ernst & Young LLP were approximately $1.5 million and $1.6 million for 2019 and 2018, respectively.

(b) Audit-Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for assurance and related services, not included under "(a) Audit Fees", rendered by the principal accountant for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Fiscal year ended December 31, 2019	$175,566
Fiscal year ended December 31, 2018	$106,491

(c)   Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2019	$43,867
Fiscal year ended December 31, 2018	$91,913

(d)   All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

Fiscal year ended December 31, 2019	$307,716
Fiscal year ended December 31, 2018	$30,629

(e)   Audit Committee's Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2019 and 2018 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2019, our Board of Directors approved the repurchase of up to 3 million of our common shares. As of December 31, 2019, we had repurchased 1.5 million shares for an aggregate cost of $18.6 million.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or program	Maximum number of shares that may be purchased under the plans or program
November 2019	1,500,000	$46.33	1,500,000	3,000,000

In connection with the Board approved share repurchase scheme discussed above, this was partly financed through the use of our Total Return Swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2019, the counterparty to the equity swap transactions has 1.5 million outstanding notional shares in us (2018: 3.0 million shares) at an average price of $46.93. The effect of our Total Return Swap in our consolidated statement of operations as at December 31, 2019 is an unrealized mark-to-market loss of $30.5 million. There is at present no obligation for us to purchase any shares from the counterparty.
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

Audit Committee. We are exempt from certain Nasdaq requirements regarding our audit committee. Consistent with Bermuda law, the directors on our audit committee are not required to comply with certain of Nasdaq’s independence requirements for audit committee members, and our management is responsible for the proper and timely preparation of our annual reports, which are audited by independent auditors. However, the committee currently consists of three independent directors, Lori Wheeler Naess, Daniel Rabun and Carl Steen.

Compensation Committee. We are exempt from certain Nasdaq requirements regarding our compensation committee. Consistent with Bermuda law, our compensation committee may consist of members who are not independent directors. However, the committee currently consists of three independent directors, Carl Steen, Niels Stolt-Nielsen and Daniel Rabun. The primary responsibility of this committee is to review, approve and make recommendations to the board regarding compensation for directors and management.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-68 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2019, 2018 and 2017 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the three years ended December 31, 2019 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2019 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on April 30, 2020, are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

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

2.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1**	Rules of the Bermuda Employee Share Option Scheme, incorporated by reference to Exhibit 4.6 of Golar LNG Limited’s Original Registration Statement.
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

4.7**
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

4.10**
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

4.12**
Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on September 29, 2017.

4.13**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.14**
Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.15**
Amendment Agreement, dated March 23 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 30, 2018.

4.16**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.17**	Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018, incorporated by reference to Exhibit 4.5 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.
4.18**/+
Lease and Operate Agreement by and between Gimi MS Corporation and BP Mauritania Investments Limited, dated February 26, 2019, incorporated by reference to Exhibit 4.26 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December, 31, 2018.

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

Golar LNG Limited
(Registrant)

Date	April 30, 2020	By	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer and Deputy Chief Executive Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2020, expressed an unqualified opinion thereon.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment
Description of the matter
The consolidated financial statements of the Company are prepared on the going concern basis of accounting. As described in note 1 to the consolidated financial statements, management is engaged in discussions with various financial institutions in order to fund capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances that fall due in the twelve month period from the date the consolidated financial statements are issued.

Management’s cash flow forecasts include assumptions related to financing plans, which management believes provide sufficient liquidity to allow the Company to meet its obligations for a period of twelve months from the date the consolidated financial statements are issued. Management’s cash flow forecasts assume refinancing of existing loans, extension of a put option and refinancing assets to improve existing leverage ratios. Additionally, the cash flow forecasts include assumptions related to estimated charter rates and vessel utilization percentages, to which the overall going concern assessment is sensitive and which are judgmental because they are forward-looking in nature.

Auditing the Company’s going concern assessment described above is complex because it involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company’s going concern analysis. The Company’s ability to execute the planned refinancing actions are especially judgmental given that the global financial markets and economic conditions have been, and continue to be, volatile as a result of the COVID-19 pandemic.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested controls over the Company’s going concern assessment process. For example, we tested controls over management’s review of significant assumptions in relation to financing options used in the assessment and the sensitivity analyses over the key inputs to the cash flow forecasts described above.

Further, we evaluated the key estimates that impact the cash flows in management’s going concern assessment, which include estimated charter rates and vessel utilization percentages. We independently assessed the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position and compared those results to the sensitivity analyses performed by management.

In relation to management’s plans for loan refinancing, the extension of the put option and the refinancing of assets to improve existing leverage ratios, we tested management’s assertion that it is probable that their plans will be effectively implemented within one year after the date that the consolidated financial statements are issued. These procedures included, among others, understanding the nature and extent of past financing transactions concluded with the counterparties, assessing relevant data and metrics (such as contracted cash flows and existing leverage / gearing ratios, where applicable) and inspection of the terms and conditions proposed by banks. For the refinancing of assets, we compared the value of the underlying assets to broker valuation reports, and recalculated the leverage associated with these proposed facilities. In doing so, we compared the loan to value ("LTV") ratio of the financing arrangements under discussion with those of similar transactions that have been undertaken, both by the Company and within the industry within which it operates.

We compared the proposed terms and conditions of the financing arrangements with those of the Company’s existing loan facilities and evaluated management’s analysis of their impact on the forecasted cash flows. We discussed the status of the refinancing efforts and their viability with management and assessed the probability of the Company executing the plans effectively.

We involved a professional with specialized knowledge of capital and debt markets, to assist us in our assessment of whether it is probable that management’s financing plans will be achieved to allow the Company to meet the anticipated liquidity requirements over the twelve-month period of their assessment.

We assessed the adequacy of the Company’s going concern disclosures included in note 1 to the consolidated financial statements.

Vessel impairment
Description of the matter
The Group’s vessel and equipment balance was $3,161 million as at 31 December 2019 and the Group recorded an impairment loss related to one of its vessels of $34 million, within ‘Impairment of long-lived assets’ in the consolidated statement of loss. As explained in note 16 to the consolidated financial statements, management performs an annual impairment test at the year-end and whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment are identified, management analyses the future cash flows expected to be generated throughout the remaining useful life of vessels where indicators of impairment exist. These undiscounted cash flows are estimated using forecasted charter rates and other assumptions. In relation to forecasted charter rates, the Group applies the currently contracted charter rate for the periods in the forecasted cash flow where the vessel is on charter. For vessels with no contracted charters or when the vessels’ cash flow period falls beyond the contracted charter the forecasted charter rates are based on industry analysis and broker reports (‘charter rates post-contract expiry’).

Auditing the Group’s impairment assessment was complex due to the significant estimation uncertainty and judgement in forecasting the undiscounted cashflows of the vessels and the degree of subjectivity involved in determining the market value of the impaired vessel. Significant assumptions and judgements used in management’s analysis included the estimation of charter rates post contract expiry and the highest and best use of the impaired vessel in the principal market. These significant assumptions are forward looking and subject to future economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding of the Group’s impairment process and evaluated the design and tested the operating effectiveness of the controls over the Group’s determination of key inputs to the impairment assessment, including determination of charter rates post-contract expiry and the determination of the impairment charge.

We analyzed management’s impairment assessment by comparing the methodology used to assess impairment of each vessel against the accounting guidance in ASC 360. We tested the reasonableness of the charter rates post-contract expiry by comparing them to forecasted market rates and historical information. We evaluated whether the gradual step up and step down of charter rates estimated by management mirrors the LNG and FSRU curves published in the market. We also reviewed market reports and analyzed how the economic factors such as future demand and supply for LNG carriers and FSRUs have been incorporated in the charter rates post-contract expiry. Further, we calculated the average rate used across the remaining useful life of the vessels and compared it to the historical average across a similar period. We identified vessels which are not employed under active charters or are nearing the end of the charter and considered them to be highly sensitive to the charter rate. In relation to these vessels, we independently calculated the charter rate at which the undiscounted cash flows equalled the carrying value of the vessel and compared the rate against forecasted market rates. We also compared the assumptions and estimates made by management in their impairment assessment for the prior year against the actual results in 2019 to assess the precision of management’s forecasting process.

For vessels where impairment indicators were identified, our testing of management’s estimate for the fair value included inspection of the executed agreement for the future disposal of the vessel, and an assessment of management’s determination of the highest and best use of the vessel to determine the principal market. Further, we inspected the independent broker valuation reports used by management to determine the market value, in accordance with highest and best use of the vessel. We evaluated the objectivity and competence of the third-party ship brokers who performed the broker valuations, by considering the work that they were engaged to perform, their professional qualifications and experience, the valuation methodology used and the remuneration structure. We recalculated the impairment charge and compared it against the amount recognized by management. In addition, we assessed the adequacy of the Group’s disclosures.

UK Tax leases
Description of the matter
At December 31, 2019, as described in note 26 to the consolidated financial statements, the Group has disclosed a contingent tax liability in the range of £nil to £121.1 million ($nil to $160.5 million) respect to historical lease arrangements. Contingencies are evaluated based on the likelihood of the Group incurring a liability and whether a loss or range of losses is reasonably estimable in accordance with the guidance on ASC 450 - Contingencies. In relation to the UK tax leases, the likelihood and amount of a loss or range of losses are estimated with reference to the claims submitted from the relevant tax authorities, the legal basis for such claims and the status of discussions thereon with the authorities.

Auditing the Group’s contingent tax liability is complex and requires a high degree of judgement in assessing the likelihood of a liability arising as a result of the UK tax lease matter and the amount of any potential outflow. Further, auditing the contingent tax liability involved professionals with specialized skills to evaluate the relevant tax regulations in order to assess the likelihood of a liability arising.

How we addressed the matter in our audit	We obtained an understanding over the Group’s assessment of the likelihood of a contingent liability arising in relation to these UK tax lease benefits, as well as the development of the estimate of a liability. We evaluated the design and tested the operating effectiveness of controls over management’s review of contingencies, including significant judgements made.

To understand developments in relation to the matter, we inquired and obtained confirmations from internal and external legal counsel of the Group and read minutes of board meetings and management committee meetings.

We involved our tax professionals with specialized skills and knowledge in relation to UK tax lease structures, who assisted us in evaluating management’s conclusion that these represent a contingent liability. Our procedures also included inspecting correspondence with HMRC and external legal counsel as well as re-performing the calculation performed by management to estimate the contingent liability. We assessed the adequacy of the Group’s disclosures in relation to tax contingencies.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Golar LNG Limited

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements of the Company and our report dated April 30, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
April 30, 2020

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF LOSS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of $, except per share amounts)	Notes	2019	2018	2017
Time and voyage charter revenues		185,407	204,839	88,634
Time charter revenues - collaborative arrangement		23,359	73,931	28,327
Liquefaction services revenue	7	218,096	127,625	—
Vessel and other management fees		21,888	24,209	26,576
Total operating revenues	6, 25	448,750	430,604	143,537

Vessel operating expenses		(121,290)	(96,860)	(55,946)
Voyage, charterhire and commission expenses	25	(19,908)	(22,625)	(22,511)
Voyage, charterhire and commission expenses - collaborative arrangement	25	(18,933)	(83,201)	(38,781)
Administrative expenses		(52,171)	(51,542)	(38,031)
Project development expenses		(4,990)	(21,690)	(12,303)
Depreciation and amortization	16	(113,033)	(93,689)	(76,522)
Impairment of long-term assets	14, 16, 17	(42,098)	—	—
Total operating expenses		(372,423)	(369,607)	(244,094)

Other operating income
Realized and unrealized (losses)/gains on oil derivative instrument	2	(26,001)	16,767	15,100
Other operating income	25, 26	10,333	36,722	—
Operating income/(loss)		60,659	114,486	(85,457)

Other non-operating expense
Other non-operating expense		—	—	(81)
Total other non-operating expense		—	—	(81)

Financial income/(expense)
Interest income	25	10,479	10,133	5,890
Interest expense	25	(103,124)	(101,908)	(59,305)
(Losses)/gains on derivative instruments	8	(38,044)	(30,541)	20,696
Other financial items, net	8	(5,522)	(1,481)	(69)
Net financial expense		(136,211)	(123,797)	(32,788)

Loss before taxes and equity in net losses of affiliates		(75,552)	(9,311)	(118,326)
Income taxes	9	(1,024)	(1,267)	(1,505)
Equity in net losses of affiliates	14	(45,799)	(157,636)	(25,448)
Net loss		(122,375)	(168,214)	(145,279)
Net income attributable to non-controlling interests		(89,581)	(63,214)	(34,424)
Net loss attributable to stockholders of Golar LNG Limited		(211,956)	(231,428)	(179,703)
Loss per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Basic and diluted loss per share	10	(2.11)	$(2.30)	$(1.79)
Cash dividends paid per share		$0.45	$0.28	$0.20
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(in thousands of $)

	Notes	2019	2018	2017
COMPREHENSIVE LOSS
Net loss		(122,375)	(168,214)	(145,279)
Other comprehensive income/(loss):
(Loss)/gain associated with pensions	22	(3,058)	3,581	157
Share of affiliates comprehensive (loss)/income (1)		(3,296)	(24,324)	1,616
		(6,354)	(20,743)	1,773
Comprehensive loss		(128,729)	(188,957)	(143,506)

Comprehensive loss attributable to:
Stockholders of Golar LNG Limited		(218,310)	(252,171)	(177,930)
Non-controlling interests		89,581	63,214	34,424
Comprehensive loss		(128,729)	(188,957)	(143,506)
(1) No tax impact for the years ended December 31, 2019, 2018 and 2017.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2018
(in thousands of $, except share amounts)

	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents		222,123	217,835
Restricted cash and short-term deposits	12	111,545	332,033
Trade accounts receivable	25	25,470	64,918
Amounts due from related parties	7, 25	1,743	9,425
Inventories		1,228	7,006
Other current assets	13	9,280	18,720
Total current assets		371,389	649,937
Non-current assets
Restricted cash	12	76,744	154,393
Investments in affiliates	14	508,805	571,782
Asset under development	15	434,248	20,000
Vessels and equipment, net	16	3,160,549	3,271,379
Other non-current assets	17	80,409	139,104
Total assets		4,632,144	4,806,595
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	18	(1,241,108)	(730,257)
Trade accounts payable		(13,930)	(9,701)
Accrued expenses	19	(81,040)	(133,234)
Other current liabilities	20	(96,081)	(121,529)
Amounts due to related parties	7, 25	(11,790)	(5,417)
Total current liabilities		(1,443,949)	(1,000,138)
Non-current liabilities
Long-term debt	18	(1,294,719)	(1,835,102)
Other non-current liabilities	21	(142,650)	(145,564)
Total liabilities		(2,881,318)	(2,980,804)
Commitments and contingencies EQUITY	26
Share capital 101,302,404 common shares of $1.00 each issued and outstanding (2018: 101,302,404)	23	(101,303)	(101,303)
Treasury shares	23	39,098	20,483
Additional paid-in capital		(1,876,067)	(1,857,196)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		34,866	28,512
Retained losses		605,145	364,379
Total stockholders' equity		(1,498,261)	(1,745,125)
Non-controlling interests	5	(252,565)	(80,666)
Total equity		(1,750,826)	(1,825,791)
Total liabilities and equity		(4,632,144)	(4,806,595)

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(in thousands of $)

	Notes	2019	2018	2017
Operating activities
Net loss		(122,375)	(168,214)	(145,279)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	16	113,033	93,689	76,522
Impairment of non-current assets	17	7,347	—	—
Impairment of long-lived assets	14, 16	34,751	—	—
Amortization of deferred charges and debt guarantees		6,527	7,734	(900)
Equity in net losses of affiliates		45,799	157,636	25,448
Dividends received		7,609	15,837	27,553
Drydocking expenditure		(24,881)	—	—
Compensation cost related to employee stock awards		8,882	11,481	8,991
Net foreign exchange losses		1,241	1,997	1,620
Change in fair value of derivative instruments	8	44,395	38,610	(24,498)
Change in fair value of oil derivative instrument	2	39,090	9,970	(15,100)
Change in assets and liabilities:
Trade accounts receivable		39,448	(49,938)	(11,413)
Inventories		5,778	402	(151)
Other current and non-current assets		(5,868)	(13,532)	(80,897)
Amounts due to related companies		2,354	(16,540)	(27,130)
Trade accounts payable		(678)	(24,813)	1,593
Accrued expenses		(39,683)	12,191	28,666
Other current and non-current liabilities (1)		(56,223)	40,164	99,886
Net cash provided by/(used in) operating activities		106,545	116,674	(35,089)
Investing activities
Additions to vessels and equipment		(24,389)	(33,111)	(1,349)
Additions to asset under development		(376,276)	(116,715)	(390,552)
Additions to investments in affiliates		(20,994)	(95,503)	(123,107)
Dividends received		29,207	33,185	25,113
Proceeds from disposals to Golar Partners, net of cash disposed	5	9,652	9,652	70,000
Proceeds from subscription of equity interest in Gimi MS Corporation	5	115,246	—	—
Proceeds from disposal of fixed assets		3,160	—	—
Net cash used in investing activities		(264,394)	(202,492)	(419,895)
Financing activities
Proceeds from short-term and long-term debt (including related parties)		524,278	1,177,748	928,432
Payment for capped call in connection with bond issuance		—	—	(31,194)
Repayments of short-term and long-term debt (including related parties)		(552,195)	(994,874)	(446,626)
Acquisition of non-controlling interests		—	36,532	—
Cash dividends paid		(65,004)	(42,873)	(20,438)
Proceeds from exercise of share options		—	2,686	(1,167)
Financing costs paid		(24,464)	(1,817)	(1,564)
Purchase of treasury shares	24	(18,615)	—	—
Net cash (used in)/provided by financing activities		(136,000)	177,402	427,443

Net (decrease)/increase in cash, cash equivalents and restricted cash	(293,849)	91,584	(27,541)
Cash, cash equivalents and restricted cash at beginning of period	704,261	612,677	640,218
Cash, cash equivalents and restricted cash at end of period	410,412	704,261	612,677

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest	148,072	29,832	34,479
Income taxes paid	663	1,469	1,240
(1) Includes accretion of discount on convertible bonds of $14.5 million, $13.5 million and $11.8 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2019	2018	2017	2016
Cash and cash equivalents		222,123	217,835	214,862	224,190
Restricted cash and short-term deposits (current portion)	12	111,545	332,033	222,265	183,693
Restricted cash (non-current portion)	12	76,744	154,393	175,550	232,335
		410,412	704,261	612,677	640,218

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss)/Income(1)	Retained Earnings (Losses)	Non-controlling Interests	Total Equity
Balance at December 31, 2016		101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	46,564	1,909,826
Net (loss)/income		—	—	—	—	—	(179,703)	34,424	(145,279)
Dividends		—	—	—	—	—	(19,689)	—	(19,689)
Exercise of share options		38	—	(1,204)	—	—	—	—	(1,166)
Employee stock compensation		—	—	11,098	—	—	—	—	11,098
Forfeiture of employee stock compensation		—	—	(120)	—	—	—	—	(120)
Other comprehensive income		—	—	—	—	1,773	—	—	1,773
Issuance of convertible bonds	18	—	—	39,861	—	—	—	—	39,861
Balance at December 31, 2017		101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	80,988	1,796,304
Net (loss)/income		—	—	—	—	—	(231,428)	63,214	(168,214)
Dividends		—	—	—	—	—	(37,076)	(20,882)	(57,958)
Exercise of share options		184	—	2,502	—	—	—	—	2,686
Employee stock compensation		—	—	14,125	—	—	(133)	—	13,992
Forfeiture of employee stock compensation		—	—	(2,090)	—	—	—	—	(2,090)
Effect of consolidating Hilli Lessor VIE	5	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units	5	—	—	304,468	—	—	—	(126,491)	177,977
Conversion of debt to equity		—	—	—	—	—	—	55,134	55,134
Other comprehensive income		—	—	—	—	(20,743)	—	—	(20,743)
Balance at December 31, 2018		101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	80,666	1,825,791
Net (loss)/income		—	—	—	—	—	(211,956)	89,581	(122,375)
Dividends		—	—	—	—	—	(28,810)	(22,939)	(51,749)
Employee stock compensation		—	—	9,371	—	—	—	—	9,371
Forfeiture of employee stock compensation		—	—	(489)	—	—	—	—	(489)
Sale of equity interest in Gimi MS Corporation	5	—	—	9,989	—	—	—	105,257	115,246
Other comprehensive income		—	—	—	—	(6,354)	—	—	(6,354)
Treasury shares	23, 24	—	(18,615)	—	—	—	—	—	(18,615)
Balance at December 31, 2019		101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	252,565	1,750,826
(1) As at December 31, 2019, 2018 and 2017, our accumulated other comprehensive (loss)/income consisted of $3.1 million (loss), $3.6 million (gain) and $0.2 million (gain) of pension and post retirement benefit plan adjustments and $3.3 million (loss), $24.3 million (loss) and $1.6 million (gain) of our share of affiliates comprehensive (loss)/income, respectively.

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

As of December 31, 2019, our fleet comprises of eleven LNG carriers, one Floating Storage Regasification Unit ("FSRU") and two Floating Liquefaction Natural Gas vessels ("FLNGs"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of ten vessels and Golar Power Limited's ("Golar Power") fleet of three vessels. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of seventeen LNG carriers, eight FSRUs and two FLNGs.

We are listed on the Nasdaq under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going Concern

The financial statements have been prepared on a going concern basis.

To address our anticipated capital expenditures, refinancings and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions for funding sources that we could utilize to fund our capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances. The main items management considered were:

•The refinancing of the $150 million term loan facility due in November 2020;
•The extension of the Seal facility's put option due to expire in January 2021;
•Our ability to refinance assets to improve on existing leverage ratios; and
•The anticipated positive impact on cash flows for the next 12 months as of April 30, 2020 as a result of the planned renegotiation of the Gimi EPC contracts.

On April 7, 2020, we announced that we have received written notification of a force majeure claim by BP under the Lease and Operate Agreement for the Gimi GTA Project. The notice received from BP claims that due to the recent outbreak of COVID-19 around the globe, it is unable to be ready to receive the Gimi on the 2022 target connection date. BP currently estimates that the consequential delay caused by the claimed force majeure event is approximately one year and that it is not currently possible to mitigate or shorten this delay.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our existing debt requirements and sourcing new funding, primarily as a result of the strong fundamentals of our assets (including contracted cash flows and existing leverage ratios), we cannot be certain that these will be executed in time or at all. Global financial markets and economic conditions have been, and continue to be, volatile associated with the spread of COVID-19. However, we continue to have productive discussions with financial institutions, and believe that these recent developments are not likely to have a material effect on our ability to refinance existing facilities and access new funding sources.

Further, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity. Sources of funding for our medium and long-term liquidity requirements are continually reviewed by management and include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient resources to meet our anticipated liquidity requirements for our business for at least the next 12 months as of April 30, 2020 and that our working capital will be sufficient for our present requirements. We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as significantly reduced revenue contributions from our fleet for uncontracted periods without commensurate reduction in operating costs, and accordingly are confident of our ability to manage through the near-term cash requirements.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, except for "Leases" as a result of adopting the requirements of ASU 2016-02 Leases (Topic 842) (hereafter, "ASC 842") .

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

We recognize a gain or loss when a subsidiary issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary. The gain or loss is recorded in the line "Additional paid-in capital" within the statement of changes in equity.

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

In relation to the oil derivative instrument (see note 24), the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the liquefaction tolling agreement ("LTA"). Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument is recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument" as part of the consolidated statement of income.

The realized and unrealized (loss)/ gain on the oil derivative instrument is as follows:

(in thousands of $)	Year Ended December 31,
	2019	2018	2017
Realized gain on oil derivative instrument	13,089	26,737	—
Unrealized (loss)/gain on oil derivative instrument	(39,090)	(9,970)	15,100
	(26,001)	16,767	15,100

The unrealized loss/gain results from movement in oil prices above a contractual floor price over term of the LTA; the realized gain results from monthly billings above the base tolling fee under the LTA. For further information on the nature of this derivative, refer to note 24.

Fair value measurements

We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Lease accounting versus revenue accounting

Contracts relating to our LNG carriers, FSRUs and FLNG asset can take the form of operating leases, finance leases, tolling agreements and management agreements. In addition, we contract a portion of our vessels in the spot market through our "Cool Pool" arrangement. Although the substance of these contracts is similar (they allow our customers to hire our assets and to avail themselves of Golar's management services for a specified day rate), the accounting treatment varies.

To determine whether a contract conveys a lease agreement for a period of time, the Company has assessed whether, throughout the period of use, the customer has both of the following:

•the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•the right to direct the use of that identified asset.

If a contract relating to an asset fails to give the customer both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity).

In situations where we provide management services unrelated to an asset contract, we account for the contract as a revenue contract.

Lease accounting

When a contract is designated as a lease, we make an assessment on whether the contract is an operating lease or a finance lease. An agreement will be a finance lease if any of the following conditions are met:

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the asset's useful life are not subject to this criterion;
•the discounted value of the fixed payments under the lease represent substantially all of the fair value of the asset; or
•the asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees and any purchase options are disclosed in note 11. Agreements which include renewal and termination options are included in the lease term if we believe they are "reasonably certain" to be exercised by the lessee or if controlled by the lessor. The determination of whether lessee extension clauses are reasonably certain depends on whether the option contains an economic incentive.

Generally, lease accounting commences when the asset is made available to the customer, however, where the contract contains specific customer acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance test. We assess a lease under the modification guidance when there is a change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

Costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront net revenue payments (for example positioning fees) to the consolidated balance sheet and amortize to the consolidated statement of income over the lease term.

Fixed revenue from operating leases is accounted for on a straight-line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases, we have elected the practical expedient to combine our service revenue and operating lease income as both the timing and the pattern of transfer of the components are the same.

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

Cool Pool

Pool revenues and expenses under the Cool Pool arrangement are accounted for in accordance with the guidance for collaborative arrangements when two (or more) parties are active participants in the activity and exposed to significant risk and rewards dependent on the commercial success of the activity. Active participation is deemed to be when participating on the Cool Pool steering committee.

When applying a collaborative arrangement, we present our share of net income earned under the Cool Pool across a number of lines in the Income Statement. Net revenue and expenses incurred specifically to Golar vessels and for which we are deemed to be the principal, are presented gross on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses.” Pool net revenues generated by the other participants in the pooling arrangement, will be presented separately in revenue and expenses from collaborative arrangements. Each participants’ share of the net pool revenues is based on the number of days such vessels participated in the pool. Refer to note 25 for an analysis of the income statement effect for the pooling arrangement.

When no collaborative arrangement is applied, we present our gross share of income earned and costs incurred under the Cool Pool on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses” respectively. For pool net revenues and expenses generated by the other participants in the pooling arrangement, we analogize to the cost of obtaining a contract and expense these costs as incurred and presented within the line item “Voyage, charter hire and commission expenses.”

Revenue and related expense recognition

Contracts within the scope of revenue accounting include our liquefaction services contract relating to the Hilli asset and our management fee services provided to our affiliates.

Liquefaction services revenue

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognized evenly over time. We consider our services (the receipt of customer's gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Contractual payment terms for liquefaction services is monthly in arrears. Contract liabilities arise when the customer makes payments in advance of receiving services. The period between when invoicing and when payment is due is not significant.

Management fees

Management fees are generated from commercial and technical vessel-related services and corporate and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice.

Our contracts generally have an initial term of one year or less, after which the arrangement continues with a short notice period until the end of the contract, ranging from 30 to 180 days. Contract assets arise when we render management services in advance of receiving payment from our customers.

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

Inventories

Inventories, which are comprised principally of fuel, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

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

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment, less the estimated residual value, is depreciated on a straight-line basis over the assets' remaining useful economic lives. Management estimates the residual values of our vessels based on broker scrap value cost of steel and aluminum times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

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

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally five years. For vessels that are newly built or acquired, we have adopted the "built-in overhaul" method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed of, any unamortized drydocking expenditure is charged against income in the period of disposal.

Vessel reactivation costs incurred on vessels leaving lay-up include costs of both a capital and expense nature. The capital costs include the addition of new equipment or modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel. These expenditures are capitalized and depreciated over the remaining useful life of the vessel.  Expenditures of a routine repairs and maintenance nature that do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred as mobilization costs.

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRUs and FLNG)	40 years
Vessels - converted FSRUs	20 years from conversion date
Vessels - FLNG	30 years from conversion date
Drydocking expenditure	5 years
Deferred drydocking expenditure - FLNG	20 years
Mooring equipment - FLNG	8 years
Office equipment and fittings	3 to 6 years

Asset under development

An asset is classified as an asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost. All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized. Interest costs directly attributable to construction of the asset are added to the cost of the asset. Capitalization ceases, and depreciation commences, once the asset is completed and available for its intended use.

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

Held-for-sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as held-for-sale if all of the following criteria are met at the period end:

•Management, having the authority to approve the action, commits to a plan to sell the assets or subsidiaries;
•The asset or subsidiaries are available for immediate sale in its present condition subject only to terms that are usual and customary for such sales;
•An active program to locate a buyer and other actions required to complete the plan to sell have been initiated;
•The sale is probable; and
•The transfer is expected to qualify for recognition as a completed sale, within one year.

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

Assets or subsidiaries held-for-sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held-for-sale shall continue to be accrued. Upon classification as held-for-sale, the assets are no longer depreciated.

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value and whether the vessel is in substance under development. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the lower of the fair market value of the assets, less cost to sell, and the net present value ("NPV") of estimated future undiscounted cash flows from the employment of the asset ("value-in-use").

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities"
in the consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other current assets" and "Other non-current assets" in the consolidated balance sheets, depending on its maturity. The changes in fair value of derivative financial instruments (excluding the oil derivative instrument) are recognized each period in current earnings in "(Losses)/gains on derivative instruments" in the consolidated statements of income. We do not apply hedge accounting.

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

Pensions

Defined benefit pension costs, assets and liabilities requires the significant actuarial assumptions to be adjusted annually to reflect current market and economic conditions. Our accounting policy states that full recognition of the funded status of defined benefit pension plans is to be included within our consolidated balance sheets. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent the contributions payable to the scheme in respect of the accounting period and are recorded in the consolidated statements of income.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other current liabilities" and "Other non-current liabilities". A liability is recognized to the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Treasury shares

Treasury shares are recognized as a separate component of equity at fair value. Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

Stock-based compensation

Our stock-based compensation includes both stock options and restricted stock units ("RSUs").

We expense the fair value of stock-based compensation issued to employees and non-employees over the period the stock options or RSUs vest. We amortize stock-based compensation for awards on a straight-line basis over the period during which the individuals are required to provide service in exchange for the reward - the requisite service (vesting) period. No compensation cost is recognized for stock-based compensation for which the individuals do not render the requisite service. The fair value of stock options is estimated using the Black-Scholes option pricing model. The fair value of RSUs is estimated using the market price of the Company's common stock at grant date.

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

Deferred taxes

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

Adoption of new accounting standards

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) along with subsequent amendments ASU 2019-20 Leases (Topic 842): Narrow scope improvements for lessors in December 2018 and ASU 2019-01 Leases (Topic 842): Codification improvements in March 2019. Topic 842 modifies the definition of a lease, requires reassessment of the lease term upon the occurrence of certain triggers and introduces new disclosures. Lessors are required to classify leases as sales-type, direct financing or operating, with classification affecting the pattern of income recognition and provide guidance for sale and leaseback transactions. Topic 842 requires a lessee to recognize leases on its balance sheet by recording a lease liability (representing the obligation to make future lease payments) and a right of use asset (representing the right to use the asset for the lease term). Leases for lessees will be classified as either financing or operating with classification affecting the pattern of expense recognition in the income statement.

We adopted this Topic 842 on January 1, 2019 under a modified retrospective transition approach. In contracts where we act as either the lessor or lessee, we have elected to use the "package" of practical expedients available, which means no reassessment on transition of whether an agreement contains a lease, lease classification, and initial direct costs under ASC 842. As part of this package the lease term has been determined using hindsight up to the date of transition when considering lessee options to extend or terminate the agreement or to purchase the underlying asset. Furthermore, where available we have elected not to separate the components in our lease arrangements, instead accounting for them on a combined component basis under ASC 842. Our election of the practical expedient providing transition relief resulted in our prior periods not being restated and will continue to be represented in accordance with Topic 840.

The impact on the Company of applying ASU 842 as a lessee, based on contractual arrangements in place at December 31, 2018, was the recognition of lease liabilities of $15.8 million, along with right-of-use assets with a similar aggregate value, which mainly relates to our office leases. This liability corresponds to our lessee related liability for future lease payments presented on the face of the consolidated balance sheet as other current liabilities of $3.6 million and other non-current liabilities of $6.5 million, while the carrying value of the lessee right-of-use assets is disclosed in note 17 to these consolidated financial statements.

For contracts where we are the lessor, the practical expedients that we have elected has resulted in no change to our Balance Sheet on adoption. Our legacy leases will continue to be classified in accordance with Topic 840, while modifications and subsequent accounting will follow the accounting under Topic 842. Leases entered into on or after January 1, 2019 have been assessed under the requirements of Topic 842. New lessor presentation and disclosure requirements have been applied to our new and existing lease agreements. The carrying value of the assets subject to lessor operating leases, and the maturity analysis of operating lease payments under arrangements where we are the lessor, are disclosed in note 11 to the consolidated financial statements.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics including primarily minor corrections, clarifications and codification improvements. We adopted the codification improvements that were not effective on issuance on January 1, 2019 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2019.

Accounting pronouncements that have been issued but not adopted

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 & ASU 2019-11 Codification Improvements to Topic 326 "Financial Instruments-Credit Losses". Topic 326 replaces the incurred loss impairment methodology, that recognizes losses when a probable threshold is met, with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit loss “CECL” methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees and similar instruments). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these consolidated financial statements.

Topic 326 became effective for us on January 1, 2020 and we will apply the modified retrospective transition approach. Cash and cash equivalents (including restricted cash and short-term deposits) either are payable on demand, have short-term maturities (highly liquid) or held with financial institutions with investment grade credit rating that overall results in limited credit risk exposure. Trade receivables and related party transactions mostly have historic low write-offs and no significant past due amounts indicating delinquency of payments, which together with the mostly short-term maturities result in forward looking factors being insignificant and limited credit risk exposure impact based on current and past conditions. While our off-balance sheet exposures are mostly related to financial guarantees, no material impact has been assessed given that the collateral from return of the vessel on default of payment will cover the guarantee amount in each remaining year covered by the guarantees.

Under Topic 326 allowance for credit losses will be presented separately on the consolidated statement of financial position as a contra-asset deducted from the asset’s amortized cost (or liability for off-balance sheet exposures) with associated credit loss expense in the consolidated statement of income (with exception of transition when there will be an adjustment to retained earnings). Our assessment is that there will be no material impact on our consolidated financial statements, including any cumulative-effect adjustment to retained earnings as at January 1, 2020. However, new presentation and disclosure requirements relating to this Topic will be introduced from January 1, 2020.

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement	Removes some disclosure requirements relating to transfers between Level 1 and Level 2 of the FV hierarchy. Introduces new disclosure requirements for Level 3 measurements	January 1, 2020	No material impact on our disclosure requirements as we have no Level 3 measurements.
ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans.	Removes some disclosure requirements that are not expected to materially change Golar’s existing note. Introduces new disclosure requirements including an explanation of the reasons for significant gains and losses relating to changes in the benefit obligation.	January 1, 2021	No material impact on disclosure requirements.
ASU 2018-15 Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.
	Aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software.	January 1, 2020	No material impact on disclosure requirements.
ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities	For the purposes of determining whether a decision making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment in the entity.	January 1, 2020	No impact on historical consolidation assessments.
ASU 2019-12 Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	Under evaluation
ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements
The amendment proposes seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements.
		January 1, 2020	No impact.
ASU 2020-04 Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and Topic 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
		Under evaluation	Under evaluation

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2019. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Gimi Holding Company Limited (a)	Bermuda	Holding company
Golar Shoreline LNG Limited	Bermuda	Holding company
Golar Hilli LLC (b)	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Hull M2022 Corporation	Marshall Islands	Leases Golar Crystal*
Golar LNG NB10 Corporation	Marshall Islands	Leases Golar Glacier*
Golar Hull M2048 Corporation	Marshall Islands	Leases Golar Ice*
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin*
Golar Hull M2021 Corporation	Marshall Islands	Leases Golar Seal*
Golar Hull M2047 Corporation	Marshall Islands	Leases Golar Snow*
Golar LNG NB13 Corporation	Marshall Islands	Leases Golar Tundra*
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar Management Limited	United Kingdom	Management company
Golar LNG 2216 Corporation	Marshall Islands	Owns and operates Golar Arctic
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar Gandria N.V.	Curaçao	Owns and operates Golar Gandria
GVS Corporation	Marshall Islands	Owns and operates Golar Viking
Gimi MS Corporation (c)	Marshall Islands	Owns Gimi
Golar Hilli Corp. (b)	Marshall Islands	Owns Hilli Episeyo ("Hilli")
Golar Management Norway AS	Norway	Vessel management company
Golar Management Malaysia SDN. BDH.	Malaysia	Vessel management company
Golar Management D.O.O	Croatia	Vessel management company

(a) In July 2019, Gimi Holding Company Limited was incorporated and is wholly owned by Golar LNG. In October 2019, Golar LNG transferred its ownership in Gimi MS Corporation to Gimi Holding Company Limited.
(b) In February 2018, Golar Hilli LLC was incorporated with Golar LNG as sole member. In July 2018, shares in Golar Hilli Corp. (a 89% owned subsidiary of Golar Hilli LLC) were exchanged for Hilli Common Units, Series A Special Units and Series B Special Units. See note 5 for further details.
(c) In November 2018, Gimi MS Corporation ("Gimi MS Corp") was incorporated with Golar LNG as sole shareholder. In February 2019, the Gimi was transferred to Gimi MS Corp from Golar Gimi Corporation. In April 2019, First FLNG Holdings Pte. Ltd. ("First FLNG Holdings"), an indirect wholly-owned subsidiary of Keppel Capital, acquired a 30% share in Gimi MS Corp. See note 5 for further details.

* The above table excludes mention of the lessor variable interest entities (''lessor VIEs'') that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles ("SPVs") of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results. See note 5 for further details.

5.	VARIABLE INTEREST ENTITIES ("VIEs")

5.1	Lessor VIEs

As of December 31, 2019, we leased eight vessels (December 31, 2018: eight vessels) from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd ("ICBCL") entities, one with a China Merchants Bank Co. Ltd ("CMBL") entity, one with a CCB Financial Leasing Corporation Limited ("CCBFL") entity, one with a COSCO Shipping entity and one with a China State Shipbuilding Corporation entity ("CSSC") entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping and CSSC entities are wholly-owned, newly formed special purpose vehicles ("Lessor SPVs"). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the 10 year lease period.

While we do not hold any equity investments in the above SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated financial statements. As of December 31, 2019 and 2018, the respective vessels are reported under "Vessels and equipment, net" in our consolidated balance sheets.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2019:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier	October 2014	ICBCL	204.0	10 years	173.8	October 2019 (1)	116.7	October 2024
Golar Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020 (1)	116.7	January 2025
Golar Snow	January 2015	ICBCL	204.0	10 years	173.8	January 2020 (1)	116.7	January 2025
Golar Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020 (1)	116.7	February 2025
Golar Tundra	November 2015	CMBL	254.6	10 years	168.7	November 2018 (1)	51.3	November 2025
Golar Seal	March 2016	CCBFL	203.0	10 years	132.8	March 2018(1)	63.4	March 2026
Golar Crystal	March 2017	COSCO	187.0	10 years	97.3	March 2020 (1)	50.0	March 2027
Hilli	June 2018	CSSC	1,200.0	10 years	633.2	June 2023	300.0	June 2028
(1) We did not exercise the first repurchase option.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2019, are shown below:

(in thousands of $)	2020	2021	2022	2023	2024	2025+
Golar Glacier	17,147	17,100	17,100	17,100	12,884	—
Golar Kelvin	17,147	17,100	17,100	17,100	15,695	—
Golar Snow	17,147	17,100	17,100	17,100	15,695	—
Golar Ice	17,147	17,100	17,100	17,100	17,147	1,452
Golar Tundra (1)	19,808	18,963	18,150	17,348	16,566	13,199
Golar Seal	13,717	13,717	13,717	13,754	13,717	13,717
Golar Crystal (1)	11,058	10,979	10,935	10,877	10,827	24,067
Hilli (1)	112,959	109,101	105,244	101,479	97,528	290,361
(1) The payment obligations relating to the Golar Tundra, Golar Crystal and Hilli above includes variable rental payments due under the lease based on assumed LIBOR plus a margin.

The assets and liabilities of the lessor VIEs that most significantly impact our consolidated balance sheets as of December 31, 2019 and 2018, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	2019	2018
Assets									Total	Total
Restricted cash and short-term deposits (see note 12)	28	1,481	1,481	1,471	—	3,470	4,881	22,135	34,947	176,428

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	127,166	147,025	127,695	100,799	10,764	—	6,625	442,931	963,005	646,513
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	94,120	100,359	84,145	338,500	617,124	1,200,774
	127,166	147,025	127,695	100,799	104,884	100,359	90,770	781,431	1,580,129	1,847,287
(1) Where applicable, these balances are net of deferred finance charges (see note 18).

The most significant impact of the lessor VIE's operations on our consolidated statements of income and consolidated statements of cash flows, for the years ended December 31, 2019, 2018 and 2017 are as follows:

(in thousands of $)	2019	2018	2017
Statement of income
Interest expense	69,373	61,502	37,383

Statement of cash flows
Net debt repayments	(410,737)	(299,776)	(60,549)
Net debt receipts	144,278	1,061,000	112,000

5.2	Golar Hilli LLC

In 2018, we and affiliates of Keppel Shipyard Limited ("Keppel") and Black & Veatch Corporation ("B&V") (together, the "Sellers"), completed the sale ("Hilli Disposal") to Golar Partners of common units (the "Hilli Common Units") in our consolidated subsidiary Golar Hilli LLC ("Hilli LLC"), which owns Golar Hilli Corp. ("Hilli Corp"), the disponent owner of the Hilli for $658 million, less 50% of our net lease obligations.

The Hilli Disposal resulted in the following changes to our ownership interest in our consolidated subsidiary Hilli LLC in our equity:

(in thousands of $)	December 31, 2018
Net loss attributable to stockholders of Golar LNG Limited	(231,428)
Transfer to the non-controlling interests: increase in Golar LNG Limited’s paid-in capital for sale of 1096 Hilli Common Units in July 2018	304,468
Changes from net income attributable to stockholders of Golar LNG Limited and transfers to non-controlling interests	73,040

Concurrent with the closing of the Hilli Disposal, we entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the "LLC Agreement") on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Disposal, the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	44.6%	89.1%	89.1%
Golar Partners	50.0%	—%	—%
Keppel	5.0%	10.0%	10.0%
B&V	0.4%	0.9%	0.9%

We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli and, as a result, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary. As such, we continue to consolidate both Hilli LLC and Hilli Corp.

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

Series A Special Units:
The Series A Special Units rank senior to the Hilli Common Units and on par with the Series B Special Units. Upon termination of the LTA, Hilli LLC has a right to redeem the Series A Special Units from legally available funds at a redemption price of $1 (per Series A Special Unit) plus any unpaid distributions. There are no conversion features on the Series A Special Units. "Series A Distributions" reflect all incremental cash receipts by Hilli Corp during such quarter when Brent Crude prices rise above $60 per barrel with contractually defined adjustments.

Series B Special Units:
The Series B Special Units rank senior to the Hilli Common Units and on par with the Series A Special Units. There are no conversion or redemption features on the Series B Special Units. Incremental returns generated from future vessel expansion capacity (currently uncontracted and excluding the exercise of additional capacity under the existing LTA) include cash receipts and contractually defined adjustments. Of such vessel expansion capacity distributions ("Series B Distributions"):

•holders of Series B Special Units are entitled to 95% of these distributions, and
•holders of Hilli Common Units are entitled to 5% of these distributions.

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

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impacted our consolidated balance sheet as of December 31, 2019 and 2018, are as follows:

(in thousands of $)	2019	2018
Balance sheet
Current assets	64,507	172,554
Non-current assets	1,300,065	1,392,710
Current liabilities	(496,029)	(278,728)
Non-current liabilities	(418,578)	(842,786)

(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impacts of Hilli LLC VIE's operations on our consolidated statements of income and consolidated statements of cash flows, as of December 31, 2019 and 2018, are as follows:

(in thousands of $)	2019	2018
Statement of income
Liquefaction services revenue	218,096	127,625
Realized and unrealized (losses)/gains on the oil derivative instrument	(26,001)	16,767

Statement of cash flows
Net debt repayments	(243,513)	(30,300)
Net debt receipts	129,454	—

5.3	Gimi MS Corporation

In April 2019, Gimi MS Corporation ("Gimi MS") entered into a Subscription Agreement with First FLNG Holdings Pte. Ltd. ("First FLNG Holdings"), an indirect wholly-owned subsidiary of Keppel Capital, in respect to First FLNG Holdings' participation in a 30% share of FLNG Gimi. Gimi MS will construct, own and operate FLNG Gimi and First FLNG Holdings subscribed for 30% of the total issued ordinary share capital of Gimi MS for a subscription price equivalent to 30% of the project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution. As of December 31, 2019, the initial subscription and subsequent cash calls amounted to $105.3 million.

Concurrent with the closing of the sale of the common units, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2019 are as follows:

(in thousands of $)	Notes	2019
Balance sheet
Current assets		24,894
Non-current assets	15	434,248
Current liabilities		(9,697)
Non-current liabilities		(107,902)

The most significant impacts of Gimi MS VIE's operations on our consolidated statement of cash flows, as of December 31, 2019 are as follows:

(in thousands of $)	2019
Statement of cash flows
Additions to asset under development	383,200
Net debt receipts	130,000

6.	SEGMENT INFORMATION

We own and operate LNG carriers, FLNGs and a FSRU and provide these services to customers under time charters of varying periods. Our reportable segments consist of the primary services that each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2019, we operate in the following three reportable segments:

•Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of Golar Partners and Golar Power.
•FLNGs – We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, and one undergoing conversion, the Gimi (see note 15).
•Power – We have a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	Year Ended December 31, 2019
(in thousands of $)	Vessel operations	FLNGs	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	230,654	218,096	—	—	448,750
Depreciation and amortization	(64,945)	(48,088)	—	—	(113,033)
Other operating expenses	(158,833)	(58,459)	—	—	(217,292)
Impairment of long-term assets (2) (3)(4)	(42,098)	—	—	—	(42,098)
Other operating income/(losses)	13,295	(28,963)	—	—	(15,668)
Operating (losses)/income	(21,927)	82,586	—	—	60,659

Inter segment operating income/(loss)(5)	935	—	—	(935)	—
Segment operating (loss)/income	(20,992)	82,586	—	(935)	60,659

Equity in net losses of affiliates	(22,565)	—	(23,234)	—	(45,799)

	Year Ended December 31, 2018
(in thousands of $)	Vessel operations	FLNGs	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	302,979	127,625	—	—	430,604
Depreciation and amortization	(65,496)	(28,193)	—	—	(93,689)
Other operating expenses	(231,887)	(44,031)	—	—	(275,918)
Other operating income	50,740	2,749	—	—	53,489
Operating income	56,336	58,150	—	—	114,486

Inter segment operating income/(loss)(5)	335	—	—	(335)	—
Segment operating income/(loss)	56,671	58,150	—	(335)	114,486

Equity in net losses of affiliates	(138,676)	(2,047)	(16,913)	—	(157,636)

	Year Ended December 31, 2017
(in thousands of $)	Vessel operations	FLNGs	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	143,537	—	—	—	143,537
Depreciation and amortization	(76,522)	—	—	—	(76,522)
Other operating expenses	(163,207)	(4,365)	—	—	(167,572)
Other operating gains and losses	—	15,100	—	—	15,100
Operating income (loss)/income	(96,192)	10,735	—	—	(85,457)

Inter segment operating income/(loss)(5)	4,568	—	—	(4,568)	—
Segment operating (loss)/income	(91,624)	10,735	—	(4,568)	(85,457)

Equity in net earnings/(losses) of affiliates	1,503	(8,153)	(18,798)	—	(25,448)
(1) Eliminations required for consolidation purposes.

(2) Impairment loss of $34.3 million relating to the Golar Viking (see note 16).
(3) Impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O to its fair value (see note 17).
(4) Impairment charge of $0.5 million for the write down of the carrying value in our investment in Cool Company to its fair value (see note 14).
(5) Inter segment operating income/(loss) relates to management fee revenues and charter revenues between the segments.

	Year Ended December 31, 2019
(in thousands of $)	Vessel operations	FLNGs	Power	Other (1)	Total
Balance sheet:
Total assets	2,583,209	1,793,628	261,693	(6,386)	4,632,144
Investment in affiliates	247,112	—	261,693	—	508,805
Capital expenditures	35,984	383,200	—	—	419,184

	Year Ended December 31, 2018
(in thousands of $)	Vessel operations	FLNGs	Power	Other (1)	Total
Balance sheet:
Total assets	2,990,506	1,555,389	266,151	(5,451)	4,806,595
Investment in affiliates	305,631	—	266,151	—	571,782
Capital expenditures	22,978	116,715	—	—	139,693
(1) Eliminations required for consolidation purposes.

Revenues from external customers

On July 8, 2019, following the withdrawal of GasLog's vessels with the completion of their vessels' charter contracts, we consolidated the Cool Pool and from the point of consolidation, the Cool Pool ceased to be an external customer and we no longer use a collaborative arrangement accounting. Consequently, we account for the gross revenue and voyage expenses relating to our vessels in the Cool Pool under "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses", respectively.

During the year ended December 31, 2019 our vessels operated predominately within the Cool Pool and under our LTA with Perenco Cameroon S.A. ("Perenco") and Société Nationale des Hydrocarbures ("SNH"), (together, the "Customer").

In the years ended December 31, 2019, 2018 and 2017, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter revenues:

(in thousands of $)	2019		2018		2017
The Cool Pool (1)	66,691	16%	251,070	62%	106,302	91%
Perenco and SNH (note 7)	218,096	51%	127,625	31%	—	—
(1) The 2019 Cool Pool revenue of $66.7 million includes revenue of $23.4 million that is separately disclosed in the consolidated statements of operations as from a collaborative arrangement. The balance of $43.3 million was derived from Golar vessels operating within the Cool Pool, and is included within the caption "Time and voyage charter revenues" in the consolidated statements of operations. See note 25.
The above revenues exclude vessel and other management fees from Golar Partners, Golar Power and other affiliates (see note 25).

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

(in thousands of $)	2019	2018	2017
Cameroon
Liquefaction services revenue	218,096	127,625	—
Total assets	1,333,779	1,535,389	1,515,463

7.	REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2019	24,376	(31,296)
Payments received for services billed in prior period	(23,585)	—
Services provided and billed in current period	226,388	—
Payments received for services billed in current period	(208,523)	—
Deferred commissioning period revenue	—	4,220
Closing balance on December 31, 2019	18,656	(27,076)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, of our total contract asset balances above:

•$1.4 million is included in balance sheet line item "Amounts due from related parties" ($3.1 million at December 31, 2018), and
•$0.2 million is included in "Amounts due to related parties" ($4.3 million at December 31, 2018).

Refer to note 25 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the Customer’s gasfields, providing liquefaction service capacity over the term of the LTA. Liquefaction services revenue recognized comprises the following amounts:

	Year Ended December 31,
(in thousands of $)	2019	2018
Base tolling fee (1)	204,501	119,677
Amortization of deferred commissioning period revenue (2)	4,220	2,467
Amortization of Day 1 gain (3)	9,950	5,817
Other	(575)	(336)
Total	218,096	127,625
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
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed were deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.
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

8.	(LOSSES) GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Losses) gains on derivative instruments comprise of the following:

(in thousands of $)	2019	2018	2017
Mark-to-market adjustment for equity derivatives (see note 24)	(30,478)	(30,663)	16,622
Mark-to-market adjustment for interest rate swap derivatives (see note 24)	(16,485)	604	6,614
Interest income/(expense) on undesignated interest rate swaps (see note 24)	6,351	8,069	(3,802)
Mark-to-market adjustment for foreign exchange swap derivatives	2,568	(1,151)	821
Unrealized mark-to-market (losses)/gains on Earn-Out Units (see note 14)	—	(7,400)	441
	(38,044)	(30,541)	20,696

Other financial items, net comprise of the following:

(in thousands of $)	2019	2018	2017
Financing arrangement fees and other costs	(5,735)	(244)	(677)
Amortization of debt guarantee	1,242	861	1,548
Foreign exchange loss on operations	(902)	(1,997)	(888)
Other	(127)	(101)	(52)
	(5,522)	(1,481)	(69)

9.	INCOME TAXES

The components of income tax expense are as follows:

	Year ended December 31
(in thousands of $)	2019	2018	2017
Current tax expense	906	836	1,478
Deferred tax expense	118	431	27
Total income tax expense	1,024	1,267	1,505

The income taxes for the years ended December 31, 2019, 2018 and 2017 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2019	2018	2017
Effect of movement in deferred tax balances	118	431	27
Effect of adjustments in respect of current tax in prior periods	86	(369)	(5)
Effect of taxable income in various countries	820	1,205	1,483
Total tax expense	1,024	1,267	1,505

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are: 2018 (UK) and 2015 (Norway).

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pension.

As of December 31, 2019, we have deferred tax assets of $1.1 million and deferred tax liabilities of $1.7 million.

10.	LOSS PER SHARE

Basic loss per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2019	2018	2017
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(211,956)	(231,428)	(179,703)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2019	2018	2017
Basic and diluted loss per share:
Weighted average number of common shares outstanding	100,659	100,684	100,597

Loss per share are as follows:

	2019	2018	2017
Basic and diluted	$(2.11)	$(2.30)	$(1.79)

The effects of stock awards and convertible bonds have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2019, 2018 and 2017 because the effects were anti-dilutive.

11.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our vessels as of December 31, 2019, were as follows:

Year ending December 31
(in thousands of $)
2020	136,035
2021	16,745
2022	16,745
2023	16,745
2024	8,970
Total	195,240

Subsequent to December 31, 2019, the Golar Arctic extended her charter period to April 2021, and the Golar Tundra commenced a new charter.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2019 and 2018 were $2,156.1 million and $310.2 million; and $331.5 million and $35.6 million, respectively.

With the exception of the Hilli which has a carrying value of $1,214.0 million as of December 31, 2019, management's intention is that all owned vessels are available to be used by customers under operating lease arrangements.

The components of operating lease income were as follows:

(in thousands of $)	2019
Operating lease income	123,292
Variable lease income (1)	18,783
Total operating lease income	142,075
(1) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Total operating lease income is included in income statement line-item "Time and voyage charter revenues".

Rental expense

We lease certain office premises, equipment on-board our fleet of vessels and service boats supporting the Hilli under operating leases. Many lease agreements include one or more options to renew. We will include these renewal options when we are reasonably certain that we will exercise the option. The exercise of these lease renewal options is at our discretion.

Variable lease cost relates to certain of our lease agreements which include payments that vary. These are primarily generated from service charges related to our usage of office premises, usage charges for equipment on-board our fleet of vessels, adjustments for inflation, and fuel consumption for the rental of service boats supporting the Hilli.

The components of operating lease cost were as follows:

(in thousands of $)	2019
Operating lease cost (1)	5,603
Variable lease cost (2)	2,983
Total operating lease cost	8,586

(1) "Operating lease cost" includes short-term lease cost.
(2) "Variable lease cost" is excluded from lease payments that comprise the operating lease liability.

Total operating lease cost is included in income statement line-items "Vessel operating expenses" and "Administrative expenses".

As of December 31, 2019, the right-of-use assets recognized as a lessee in operating leases amounted to $9.8 million (see note 17).

Our weighted average remaining lease term for our operating leases is 5.7 years. Our weighted-average discount rate applied for the majority of our operating leases is 5.5%.

The maturity of our lease liabilities is as follows:

Year ending December 31	Total
(in thousands of $)
2020	3,446
2021	2,283
2022	1,251
2023	512
2024 and thereafter	2,571
Total minimum lease payments	10,063

Total rental expense for operating leases was $86.0 million, $8.2 million and $19.3 million for the years ended December 31, 2019, 2018 and 2017, respectively. In prior years, the Golar Grand was chartered back from Golar Partners under agreements executed at the time of its disposals to Golar Partners. The Golar Grand charter-back arrangement with Golar Partners ceased in October 2017 (see note 25).

12.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2019	2018
Restricted cash relating to the total return equity swap (1)	55,573	82,863
Restricted cash in relation to the Hilli (2)	75,968	174,597
Restricted cash and short-term deposits held by lessor VIEs (3)	34,947	176,428
Restricted cash relating to the $1.125 billion debt facility (4)	10,975	17,657
Collateral on the Margin Loan facility (5)	10,000	33,413
Restricted cash relating to office lease	826	777
Bank guarantee	—	691
Total restricted cash and short-term deposits	188,289	486,426
Less: Amounts included in current restricted cash and short-term deposits	(111,545)	(332,033)
Long-term restricted cash	76,744	154,393

(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap. Collateral of 20% of the total purchase price is required and this is subsequently adjusted with reference to the Company's share price. In November 2019, we purchased 1.5 million shares underlying the total return equity swap that resulted in $54.7 million of restricted cash being released (see note 24).

(2) In November 2015, in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305.0 million to support the performance guarantee.

Under the provisions of the $400 million letter of credit, the terms allow for a stepped reduction in the value of the guarantee over time and thus, conversely, a reduction in the cash collateral requirements. In 2017, the $400 million letter of credit and the cash collateral requirement was reduced to $300 million and $174.6 million, respectively, with no further reduction in 2018. In 2019, the letter of credit was reduced to $250.0 million and a contractual amendment further reduced the letter of credit to $125.0 million and the cash collateral to $76.0 million. There is no further contractual reduction expected until 2021.

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

(4) This refers to cash deposits required under the $1.125 billion debt facility (see note 18). The covenant requires that, on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained.

(5) Collateral held against the Margin Loan facility is required to satisfy one of the mandatory prepayment events within the facility, with this having been triggered when the closing price of the Golar Partners common units pledged by us as security for the obligations under the facility fell below a defined threshold. If certain requirements are met, the facility allows for the release of the collateral (see note 18).

Restricted cash does not include minimum consolidated cash balances of $50.0 million (see note 18) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in "Cash and cash equivalents".

13.	OTHER CURRENT ASSETS

(in thousands of $)	2019	2018
Prepaid expenses	4,031	4,285
Other receivables	5,249	14,435
	9,280	18,720

14.	INVESTMENTS IN AFFILIATES

At December 31, 2019 and 2018, we have the following participation in investments that are recorded using the equity method:

	2019	2018
Golar Partners (1)	32.0%	32.0%
Egyptian Company for Gas Services S.A.E ("ECGS")	50%	50%
Golar Power	50%	50%
OneLNG	51%	51%
The Cool Pool Limited ("Pool Manager")	100%	50%
Avenir LNG Limited ("Avenir")	22.5%	22.5%
Cool Company Limited ("Cool Co")	100%	49.5%
(1) As of December 31, 2019, we held a 32.0% (2018: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the IDRs.

The carrying amounts of our investments in our equity method investments as at December 31, 2019 and 2018 are as follows:

(in thousands of $)	2019	2018
Golar Partners	214,296	271,160
Golar Power	261,693	266,151
Avenir	28,101	28,710
ECGS	4,715	5,261
Cool Co	—	500
Equity in net assets of affiliates	508,805	571,782

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2019	2018
Balance as of January 1,	571,782	703,225
Additions	7,348	88,423
Capitalized Interest	15,996	14,965
Dividends	(36,726)	(49,023)
Equity in net losses of affiliates	(45,799)	(12,095)
Impairment of investment in affiliate	(500)	(149,389)
Share of other comprehensive income of affiliates	(3,296)	(24,324)
Balance as at December 31,	508,805	571,782

Quoted market prices for ECGS and Golar Power are not available because these companies are not publicly traded.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers and is listed on the NASDAQ under the symbol GMLP. Since the deconsolidation date of Golar Partners in December 2012, we have accounted for all our investments (Common Units, GP Units and IDRs) in Golar Partners under the equity method. The initial carrying value of our investments in Golar Partners was based on the fair value on the deconsolidation date. Subsequently the day one value was adjusted for our share of Golar Partners earnings and distributions received.

In November 2018, Golar Partners announced a distribution cut which failed to translate into an improved share price. Given the failure of the share price to recover and the sustained period of the suppressed share price, we believe that the difference between the carrying value and the fair value of our equity accounted investment is no longer temporary.

Given the failure of the share price to recover and the sustained period of the suppressed share price, we believed that the difference between the carrying value and the fair value of our equity accounted investment is no longer temporary, and recorded an impairment charge of $149.4 million in December 2018.

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

Exchange of Incentive Distribution Rights "IDR Reset"

On October 13, 2016, we entered into an equity exchange agreement with Golar Partners in which we reset our rights to receive cash distributions in respect of our interests in the incentive distribution rights, or Old IDRs, in exchange for the issuance of (i) New IDRs, (ii) an aggregate of 2,994,364 common units and 61,109 general partner units, and (iii) an aggregate of up to 748,592 additional common units and up to 15,278 additional general partner units that may be issued if target distributions are met ("the Earn-Out Units"). Based on the agreement, half of the Earn-Out Units ("first tranche") would vest if Golar Partners paid a distribution equal to, or greater than, $0.5775 per common unit in each of the quarterly periods ended December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017. Having satisfied the minimum quarterly distribution in respect of these quarters, Golar Partners issued to Golar 374,295 common units and 7,639 general partner units on November 15, 2017. The New IDRs result in the minimum distribution level increasing from $0.3850 per common unit to $0.5775 per common unit. The fair value of the Old IDRs was not materially different to the fair value of all of the newly issued instruments. The agreement also required Golar Partners to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, in connection with the issuance of the above Earn-Out Units, Golar also received $0.9 million in dividends in the prior period. The remaining Earn-Out Units ("second tranche") would have been issued if Golar Partners paid had distribution equal to $0.5775 per common unit in the periods ending December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018. Having not satisfied the minimum quarterly distribution over all of these quarters, the second tranche did not vest.

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

As ECGS is jointly owned and operated together with other third parties, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint control. Dividends received for each of the years ended December 31, 2019 and 2018 were $nil and $0.2 million, respectively.

Golar Power

In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Under the terms of the shareholders' agreement in relation to the formation of the joint venture company, we disposed of the entities that own and operate Golar Penguin, Golar Celsius, newbuild Golar Nanook and Sergipe project to Golar Power. As a result, commencing July 6, 2016, Golar Power and its subsidiaries have been considered as our affiliates and not as controlled subsidiaries of the Company. Accordingly, with effect from July 6, 2016, our investment in Golar Power has been accounted for under the equity method of accounting.

In October 2019, Golar Power was awarded a 25-year power purchase agreement for the construction of a 605MW combined cycle thermal power plant in Barcarena, Brazil, which will be developed by a special purpose company 50% owned by Golar Power. Further, Golar Power has received key regulatory and environmental licences for a third FSRU terminal developed by Terminal Gas Sul, a project company wholly owned by Golar Power, in the State of Santa Catarina.

Under the shareholders' agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power on a pro rata basis. During the years ended December 31, 2019 and 2018, we contributed a further $5.0 million and $55.0 million, respectively, to Golar Power as a result of this agreement. In addition, interest costs capitalized on the investment in Golar Power for the years ended December 31, 2019 and 2018, were $14.7 million and $10.5 million, respectively.

OneLNG

On July 25, 2016 Golar and Schlumberger B.V. ("Schlumberger") entered into an agreement to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG. In accordance with the joint venture and shareholders' agreement, Golar holds 51% and Schlumberger the remaining 49% of OneLNG. By virtue of substantive participation rights held by Schlumberger, we account for our investment in OneLNG under the equity method of accounting. The delays in finalizing a debt financing package for the Fortuna FLNG project, together with other capital and resource priorities, have resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger, as a result of this, have commenced the winding down of OneLNG and will work on FLNG projects as required on a case-by-case basis. Consequently, we have written down our investment in OneLNG to $nil as at December 31, 2018.

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

In June 2018 and July 2019, respectively, Dynagas and GasLog exited the pooling arrangement. Following the withdrawal of GasLog's vessels subsequent to the completion of Gaslog's vessels' charter contracts, we began consolidating the Cool Pool. From the point of consolidation, the Cool Pool ceased to be an external customer and we no longer account for the Cool Pool under a collaborative arrangement. Consequently, we account for the gross revenue and voyage expenses relating to our vessels in the Cool Pool under "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses", respectively.

Avenir

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

The consideration of $24.8 million, was deemed less than our proportionate share of net assets acquired in Avenir, at fair value. Therefore, during the year ended December 31, 2018 we recognized negative goodwill of $3.8 million in equity in net (losses)/earnings of affiliates to reflect our bargain purchase.

On November 8, 2018, Avenir placed a further 11 million shares, also at a subscription price of $1 per share, with a group of institutional and other professional investors and, subsequent to this placement, Stolt-Nielsen, Höegh and Golar have a 45%, 22.5% and 22.5% participation in Avenir, respectively.

Avenir's shares were listed on the N-OTC with effect from November 14, 2018.

Interest costs capitalized on the investment in Avenir for the years ended December 31, 2019 and 2018, were $1.3 million and $0.4 million, respectively.

Cool Co

In 2018, we entered into an agreement to form the Cool Co, with the intention to spin-off our LNG shipping fleet. Under the shareholders' agreement, we contributed $0.5 million representing 49.5% of the Cool Co. In 2019, due to misalignment of interests between the founding parties, we withdrew from the process. Subsequently, in December 2019, we acquired the remaining shareholding in Cool Co. Following the acquisition, we recognized an impairment charge of $0.5 million.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2019
	ECGS	Golar Partners	Golar Power	Avenir
Balance Sheet
Current assets	27,719	133,299	126,406	26,198
Non-current assets	95	1,972,313	1,028,386	71,742
Current liabilities	(16,024)	(309,154)	(232,200)	(3,641)
Non-current liabilities	(1,203)	(1,143,764)	(338,351)	(4,830)
Non-controlling interests	—	83,231	7,090	—

Statement of Operations
Revenue	32,052	299,652	45,223	1,058
Net income/(loss)	297	21,134	(6,928)	(7,878)

(in thousands of $)	December 31, 2018
	ECGS	Golar Partners	Pool Manager	Golar Power	OneLNG	Avenir
Balance Sheet
Current assets	22,955	164,529	98,448	79,029	4,884	78,591
Non-current assets	244	2,076,288	—	955,100	—	20,840
Current liabilities	(11,510)	(323,508)	(98,448)	(285,447)	(8,741)	(1,760)
Non-current liabilities	(1,203)	(1,157,792)	—	(149,114)	—	—
Non-controlling interests	—	79,902	—	1,541	—	—

Statement of Operations
Revenue	30,596	346,650	346,170	78,732	7	487
Net income (loss)	207	76,548	—	(10,202)	(6,646)	(975)

15.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2019	2018
As of January 1	20,000	1,177,489
Additions	372,849	118,942
Transfer to vessels and equipment, net (note 16)	—	(1,296,431)
Transfer from vessels and equipment, net (note 16)	—	20,000
Transfer from other non-current assets (note 17)	31,048	—
Interest costs capitalized	10,351	—
As of December 31	434,248	20,000

In May 2018, upon the completion of the Hilli FLNG conversion and commissioning, we reclassified $1,296 million to "Vessels and equipment, net" in our consolidated balance sheet as of December 31, 2018.

In December 2018, we entered into agreements with Keppel for the conversion of the Gimi to a FLNG and consequently reclassified the carrying value of the Gimi of $20.0 million from "Vessels and equipment, net" to "Asset under development".

In February 2019, Golar entered into an agreement with BP for the employment of a FLNG unit, Gimi, to service the Greater Tortue Ahmeyim project for a 20-year period expected to commence in 2022.

In April 2019, we issued the shipyard with a Final Notice to Proceed with conversion works that had been initiated under the Limited Notice to Proceed. We also completed the sale of 30% of the total issued ordinary share capital of Gimi MS Corp to First FLNG Holdings (see note 5). The estimated conversion cost of the Gimi is approximately $1.3 billion.
As of December 31, 2019, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2020	349,246
2021	218,704
2022	242,985
2023	102,686
913,621

$700 million facility

In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi conversion with the first drawdown completed in November 2019 (see note 18).

16.	VESSELS AND EQUIPMENT, NET

	Year Ended December 31, 2019
(in thousands of $)	Vessels and equipment	Mooring equipment	Drydocking expenditure	Office equipment	Total
Cost
As of January 1	3,447,464	45,771	133,316	11,497	3,638,048
Additions	6,268	—	29,557	159	35,984
Write-offs (2)	(24,415)	—	(22,135)	(3,258)	(49,808)
As of December 31	3,429,317	45,771	140,738	8,398	3,624,224

Depreciation, amortization and impairment
As of January 1	(331,477)	(3,392)	(26,039)	(5,761)	(366,669)
Charge for the year (3)	(93,084)	(5,714)	(12,530)	(1,236)	(112,564)
Impairment (1)	(34,250)	—	—	—	(34,250)
Write-offs (2)	24,415	—	22,135	3,258	49,808
As of December 31	(434,396)	(9,106)	(16,434)	(3,739)	(463,675)

Net book value as at December 31	2,994,921	36,665	124,304	4,659	3,160,549

	Year Ended December 31, 2018
(in thousands of $)	Vessels and equipment	Mooring equipment	Drydocking expenditure	Office equipment	Total
Cost
As of January 1	2,383,993	—	37,352	9,791	2,431,136
Additions	3,639	—	4,681	2,984	11,304
Transfer from asset under development (4)	1,150,660	45,771	100,000	—	1,296,431
Transfer to asset under development	(90,828)	—	—	—	(90,828)
Write-offs (2)	—	—	(8,717)	(1,278)	(9,995)
As of December 31	3,447,464	45,771	133,316	11,497	3,638,048

Depreciation, amortization and impairment
As of January 1	(323,883)	—	(24,337)	(5,857)	(354,077)
Charge for the year (3)	(78,422)	(3,392)	(10,419)	(1,182)	(93,415)
Transfer to asset under development	70,828	—	—	—	70,828
Write-offs (2)	—	—	8,717	1,278	9,995
As of December 31	(331,477)	(3,392)	(26,039)	(5,761)	(366,669)

Net book value as at December 31	3,115,987	42,379	107,277	5,736	3,271,379

(1) In March 2019, we entered into a number of contracts relating to the conversion and subsequent disposal of the Golar Viking, which triggered an impairment assessment as it was considered probable to be disposed of significantly before the end of its useful economic life. This resulted in an impairment charge of $34.3 million, which represents the write down of the Golar Viking asset to its fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.

(2) Write-offs relates to fully depreciated and amortized assets.
(3) Depreciation and amortization charge for the years ended December 31, 2019 and 2018, excludes $0.5 million and, $0.3 million respectively, of amortization charged to non-current assets in relation to the Cameroon License fee.
45

(4) On completion of the Hilli FLNG conversion and commissioning, we reclassified the total balance from "Asset under development" in our consolidated balance sheet as of December 31, 2018. Capitalized interest costs of $148.1 million are included in the cost amounts above as of December 31, 2018.

The following table presents the market values and carrying values of our vessels that we have determined to have market values that are less than their carrying values as of December 31, 2019. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying values, no impairment was recognized.

(in millions of $)

Vessel	2019 Market value (1)	2019 Carrying value	Deficit
Golar Arctic	64.0	136.4	(72.4)
Golar Bear	174.0	184.2	(10.2)
Golar Crystal	172.0	178.6	(6.6)
Golar Frost	174.0	187.0	(13.0)
Golar Glacier	175.0	182.9	(7.9)
Golar Ice	178.0	190.2	(12.2)
Golar Kelvin	177.0	184.4	(7.4)
Golar Snow	179.0	192.0	(13.0)
Golar Viking	73.0	75.8	(2.8)
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

17.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2019	2018
Oil derivative instrument (see note 24)	45,640	84,730
Operating lease right-of-use-assets (1)	9,847	—
Foreign exchange swap (see note 24)	214	—
Mark-to-market interest rate swaps valuation (see note 24)	8	6,298
Investment in OLT-O (2)	—	7,347
Other non-current assets (3)	24,700	40,729
	80,409	139,104

(1) Following the adoption of ASC 842, the balance sheet presents right-of-use-assets which mainly comprise of our office leases. This standard has been adopted under a modified retrospective transition approach as of January 1, 2019.

(2) Investment in OLT-O refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy, representing a 2.7% interest in OLT-O’s issued share capital. In May 2019, a major shareholder sold its shareholding which triggered a re-assessment of the carrying value of our investment in OLT-O. This resulted in an impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O in the year ended December 31, 2019.

(3) "Other non-current assets" as of December 31, 2019 includes payments made for long lead items ordered in preparation for the conversion of the Viking into an FSRU. As of December 31, 2019 the aggregate carrying value of Viking long lead items was $16.2 million.

"Other non-current assets" as of December 31, 2018 was mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi into a FLNG vessel. Subsequent to the receipt of a Limited Notice to Proceed from BP in relation to the Greater Tortue Ahmeyim project in December 31, 2018, initial works of the FLNG conversion commenced in January 2019. Consequently, as of December 31, 2019, the aggregate carrying value of $31.0 million has been reclassified to "Asset under development" (see note 15).

18.	DEBT

(in thousands of $)	2019	2018

Total long-term and short-term debt	2,535,827	2,565,359
Less: current portion of long-term debt and short-term debt	(1,241,108)	(730,257)
Long-term debt	1,294,719	1,835,102

The outstanding debt as of December 31, 2019 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2020	279,011	965,588	1,244,599
2021	70,678	261,881	332,559
2022	397,144	67,338	464,482
2023	87,344	67,337	154,681
2024	103,355	67,337	170,692
2025 and thereafter	48,050	153,688	201,738
Total	985,582	1,583,169	2,568,751
Deferred finance charges	(29,884)	(3,040)	(32,924)
Total	955,698	1,580,129	2,535,827
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 5).

At December 31, 2019 and 2018, our debt was as follows:

(in thousands of $)	2019	2018	Maturity date
Golar Arctic facility	43,767	58,300	2024
Golar Viking facility	41,667	46,875	2020
2017 Convertible bonds	368,133	353,661	2022
Term Facility	150,000	—	2020
Margin Loan	100,000	100,000	2020
Gimi Facility	130,000	—	2029
$1.125 billion facility:
- Golar Bear facility	75,425	86,200	2024/2026*
- Golar Frost facility	76,590	87,532	2024/2026*
Subtotal (excluding lessor VIE loans)	985,582	732,568
ICBCL VIE loans:
- Golar Glacier facility	127,579	154,226	Repayable on demand
- Golar Snow facility	128,112	154,566	Repayable on demand
- Golar Kelvin facility	147,025	182,540	Repayable on demand
- Golar Ice facility	100,799	117,888	Repayable on demand
CMBL VIE loan:
- Golar Tundra facility	104,884	121,741	2021
CCBFL VIE loan:
- Golar Seal facility	100,424	123,524	2021
COSCO VIE loan:
- Golar Crystal facility	91,275	97,163	2027
CSSC VIE loan:
- Hilli facility	783,071	897,980	Repayable on demand/2026
Total debt (gross)	2,568,751	2,582,196
Deferred finance charges	(32,924)	(16,837)
Total debt	2,535,827	2,565,359
* The commercial loan tranche matures at the earlier of the two dates, with the remaining balance maturing at the latter date. However, in the event that the commercial tranche is not refinanced within five years, the lenders have the option to demand repayment. In October 2018, the maturity of the commercial tranche, and consequently the option to the lenders, was extended by five years, to 2024.

Golar Arctic facility

In December 2014, we entered into a secured loan facility for $87.5 million for the purpose of refinancing the Golar Arctic. The Golar Arctic facility bore interest at LIBOR plus a margin of 2.25% and was repayable in quarterly installments over a term of five years with a final balloon payment of $52.8 million due in December 2019.

In October 2019, we entered into an agreement with the existing lenders to extend the maturity of our Golar Arctic Facility. The extended facility matures 5 years from execution, is repayable in quarterly installments and has a final balloon of $9.1 million in October 2024. Concurrent with the facility extension, we repaid $9.1 million of the loan principal. The margin has been adjusted from 2.25% to 2.75%.

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

2017 Convertible bonds

On February 17, 2017, we closed a $402.5 million aggregate principal amount of 2.75% convertible senior unsecured notes due 2022. The conversion rate for the bonds was initially equal to 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. To mitigate the dilution risk of conversion to common equity, we also entered into capped call transactions costing approximately $31.2 million. The capped call transactions cover approximately 10,678,647 common shares, have an initial strike price of $37.69, and an initial cap price of $48.86. The cap price of $48.86, which is a proxy for the revised conversion price, represents a 75% premium on the February 13, 2017 closing share price of $27.92. Including the $31.2 million cost of the capped call, the all-in cost of the bond is approximately 4.3%. Bond proceeds, net of fees and the cost of the capped call, amounted to $360.2 million. On inception, we recognized a liability of $320.3 million and an equity portion of $39.9 million.

During 2019 and 2018, the quarterly dividends of the following quarter results exceeded the dividend threshold and resulted in an adjustment to the initial conversion rate.

In $, except conversion rate
	Distribution declared per share	Conversion rate	Conversion price
Second quarter, 2018	0.125	26.610	37.58
Third quarter, 2018	0.150	26.638	37.54
Fourth quarter, 2018	0.150	26.840	37.26
First quarter, 2019	0.150	26.993	37.05

Term loan facility

In August 2019, we entered into a $150 million term loan facility with a total term of fifteen months. The term loan facility is secured by a pledge against our shares in Golar Power. The non-amortizing term facility has a stepped margin arrangement, in a range of LIBOR plus 1.50% - 2.75%.

Margin Loan

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan facility. Pursuant to the Margin Loan facility Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan facility had a term of three years, an interest rate of LIBOR plus a margin of 3.95% and was secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan facility contained conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility. This was increased to 21,226,586 as part of the amendments to the facility in 2018.

In July 2018, amendments to the existing Margin Loan facility were completed. Although most of the existing terms remain substantially unchanged, the facility would no longer amortize, remaining at $100 million until maturity in March 2020. Previously the dividend cash received from the pledged Partnership shares was first used to service the interest on the loan, and any excess cash was then used to prepay a portion of the principal. Under the modified agreement, any excess cash after servicing the interest will be returned to Golar.

In August 2019, we entered into an agreement with a group of lenders to refinance our existing Margin Loan facility. The new Margin Loan facility introduces a revolving element, increases the principal amount available to draw to $110.0 million and has a maturity of one year from execution. The new Margin Loan facility bears interest at LIBOR plus a margin of 2.75% and continues to be secured by a pledge against our common units in Golar Partners.

At December 31, 2019, cash collateral held against the Margin Loan facility is required to satisfy one of the mandatory prepayment events within the facility, with this having been triggered when the security position of the pledged Golar Partners common units fell below a defined threshold. If certain requirements are met, the facility allows for the release of the cash collateral. See note 12.

Gimi facility

In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi. The facility is available for drawdown during the Gimi conversion and amortizes over a 7 year term post commencement of commercial operations, with a final balloon payment of $320.8 million in 2029. The facility bears interest at LIBOR plus a margin of 4.0% during the conversion phase, reducing to LIBOR plus a margin of 3.0% post commencement of commercial operations. As of December 31, 2019, we had drawn $130.0 million of the available funds. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend.
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

At December 31, 2019, the aggregate balance of the facility was $152.0 million and relates to two of our vessels: the Golar Bear and the Golar Frost, and the cash collateral of $11.0 million held against the $1.125 billion facility. See note 12. However, we continue to guarantee the debt relating to the Golar Celsius that was assumed by Golar Power in connection with the formation transaction in 2016.

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

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2019 (in $ millions)	Loan duration/maturity	Interest
Golar Glacier	October 2014	Hai Jiao 1401 Limited	ICBCIL Finance Co.(1)	184.8	127.6	Repayable on demand	3.21% - 6.00%
Golar Snow	January 2015	Hai Jiao 1402 Limited	ICBCIL Finance Co.(1)	182.6	128.1	Repayable on demand	3.21% - 6.00%
Golar Kelvin	January 2015	Hai Jiao 1405 Limited	ICBCIL Finance Co.(1)	182.5	147.0	Repayable on demand	3.21% - 3.89%
Golar Ice	February 2015	Hai Jiao 1406 Limited	ICBCIL Finance Co.(1)	172.0	100.8	Repayable on demand	3.21% - 3.89%
Golar Tundra(2)	November 2015	Sea 24 Leasing Co Ltd	CMBL	205.1	104.9	2021	LIBOR plus margin
Golar Seal(3)	March 2016	Compass Shipping 1 Corporation Limited	CCBFL	162.4	100.4	2021	3.5%
Golar Crystal	April 2018	Oriental Fleet LNG 01 Limited	COSCO Shipping	101.0	91.3	10 years	LIBOR plus margin
Hilli(4)	June 2018	Fortune Lianjing Shipping S.A.	CSSC	840.0	599.1	10 years non-recourse	LIBOR plus margin
				120.0	184.0	Repayable on demand	Nil
The vessels in the table above are secured as collateral against the long-term loans (see note 26).
(1) ICBCIL Finance Co. is a related party of ICBCL.

(2) A precondition of the Golar Tundra lease financing with CMBL is for the FSRU to be employed under an effective charter. By virtue of our prior termination of the WAGL charter, we were required to find a replacement charter by June 30, 2019 or we could be required to refinance the vessel. In May 2019, the June 2019 call option date was extended to June 2021. As a result, we have classified the Golar Tundra facility as long-term debt as of December 31, 2019.

(3) In November 2018, we obtained an extension on the Seal Facility's put option to January 2021.

(4) In July 2019, the SPV, Fortune Lianjiang Shipping S.A., repaid $150.0 million to the interest bearing facility and subsequently drew down $150.0 million from the internal loan with CSSC.

Debt restrictions

Certain of our debts are collateralized by vessel liens and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or distribute dividends in relation to the term loan facility. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, as of December 31, 2019 there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

In addition to lien security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

As of December 31, 2019, we were in compliance with all our covenants under our various loan agreements.

19.	ACCRUED EXPENSES

(in thousands of $)	2019	2018
Vessel operating and drydocking expenses	(24,457)	(24,041)
Administrative expenses	(11,713)	(11,042)
Interest expense	(44,150)	(97,688)
Current tax payable	(720)	(463)
	(81,040)	(133,234)

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

The movement in interest expense is due to repayments of VIE entities' accrued interest expenses during the year.

20.	OTHER CURRENT LIABILITIES

(in thousands of $)	2019	2018
Mark-to-market equity swaps valuation (see note 24)	(50,407)	(70,804)
Deferred operating cost and charterhire revenue	(20,719)	(8,206)
Day 1 gain deferred revenue - current portion (see note 21)	(9,950)	(9,950)
Mark-to-market interest rate swaps valuation (see note 24)	(5,798)	—
Current portion of operating lease liability (see note 11)	(3,582)	—
Dividends payable	—	(16,762)
Mark-to-market foreign exchange swaps valuation (see note 24)	—	(1,322)
Other (1)	(5,625)	(14,485)
	(96,081)	(121,529)
(1) This includes amounts owed to Keppel and B&V in relation to the Hilli distributions.

21.	OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2019	2018
Day 1 gain deferred revenue (1)	(53,884)	(63,834)
Pension obligations (see note 22)	(34,720)	(32,972)
Deferred commissioning period revenue (2)	(22,855)	(27,076)
Guarantees issued to Golar Partners and Golar Power (see note 25)	(16,417)	(14,770)
Non-current portion of operating lease liabilities (see note 11)	(6,481)	—
Other (3)	(8,293)	(6,912)
	(142,650)	(145,564)

(1) This represents the corresponding liability upon recognition of the LTA derivative asset. This deferred gain is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $79.6 million, of
52

which $53.9 million is non-current at December 31, 2019. The current portion of the Day 1 gain deferred revenue is included in "Other current liabilities" (see note 20).

(2) This represents customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, which is considered an upfront payment for services. These amounts billed are recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $33.8 million, of which $22.9 million is non-current at December 31, 2019. The current portion of Deferred commissioning period billing is included in "Other current liabilities" (see note 20).

(3) Included in "Other" is an asset retirement obligation of $4.7 million and $4.4 million for the years ended December 31, 2019 and 2018, respectively. The corresponding asset of $4.7 million is recorded within vessels and equipment, net (see note 16).

22.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2019, 2018 and 2017 was $2.4 million, $1.9 million and $1.7 million, respectively.

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2019	2018	2017
Service cost	162	250	313
Interest cost	1,740	1,687	1,901
Expected return on plan assets	(375)	(926)	(843)
Recognized actuarial loss	777	1,392	1,182
Net periodic benefit cost	2,304	2,403	2,553

The components of net periodic benefit costs are recognized in the income statement within administrative expenses and vessel operating expenses.

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2019 is $0.8 million (2018: $1.4 million).

The change in projected benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2019	2018
Reconciliation of benefit obligation:
Benefit obligation at January 1	46,093	51,171
Service cost	162	250
Interest cost	1,740	1,687
Actuarial (gain)/ loss	4,581	(3,265)
Foreign currency exchange rate changes	433	(599)
Benefit payments	(3,066)	(3,151)
Benefit obligation at December 31	49,943	46,093

The accumulated benefit obligation at December 31, 2019 and 2018 was $49.2 million and $45.3 million, respectively.

(in thousands of $)	2019	2018
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	13,121	13,634
Actual return/(loss) on plan assets	1,216	(249)
Employer contributions	3,411	3,617
Foreign currency exchange rate changes	541	(730)
Benefit payments	(3,066)	(3,151)
Fair value of plan assets at December 31	15,223	13,121

(in thousands of $)	2019	2018
Projected benefit obligation	(49,943)	(46,093)
Fair value of plan assets	15,223	13,121
Unfunded status (1)	(34,720)	(32,972)

Employer contributions and benefits paid under the pension plans include $3.4 million paid from employer assets for the year ended December 31, 2019 (2018: $3.6 million).

(1) Our plan comprises two schemes. The details of these schemes are as follows:

	December 31, 2019			December 31, 2018
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Projected benefit obligation	(11,479)	(38,464)	(49,943)	(9,818)	(36,275)	(46,093)
Fair value of plan assets	14,323	900	15,223	12,291	830	13,121
Funded (unfunded) status at end of year	2,844	(37,564)	(34,720)	2,473	(35,445)	(32,972)

The fair value of our plan assets, by category, as of December 31, 2019 and 2018 is as follows:

(in thousands of $)	2019	2018
Equity securities	14,323	12,291
Cash	900	830
	15,223	13,121

The amounts recognized in accumulated other comprehensive income, as of December 31, 2019 and 2018, is $12.2 million and $9.2 million, respectively.

The actuarial loss recognized in other comprehensive income is net of tax of $0.5 million, $0.4 million, and $0.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The asset allocation for our Marine scheme at December 31, 2019 and 2018, by asset category are as follows:

Marine scheme	2019 (%)	2018 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2019 and 2018, by asset category are as follows:

UK scheme	2019 (%)	2018 (%)
Equity	100	100
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2020, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	—	2,900

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2020	410	3,000
2021	570	3,000
2022	360	3,000
2023	370	3,000
2024	410	3,000
2025 - 2029	2,410	12,500

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2019	2018
Discount rate	2.61%	3.90%
Rate of compensation increase	2.15%	2.20%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2019	2018
Discount rate	2.63%	3.40%
Expected return on plan assets	2.81%	6.75%
Rate of compensation increase	2.20%	2.32%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2019 and 2018 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2019 and 2018. For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

23.	SHARE CAPITAL AND SHARE BASED COMPENSATION

Our common shares are listed on the Nasdaq Stock Exchange.
55

As at December 31, 2019 and 2018, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2019	2018
150,000,000 (2018: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2019	2018
101,302,404 (2018: 101,302,404) outstanding issued common shares of $1.00 each	101,303	101,303

We issued 184,115 common shares upon the exercise of stock options for the year ended December 31, 2018 and none for 2019.

Contributed surplus
As at December 31, 2019 and 2018 we had contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Treasury shares

During 2019, we repurchased 1.5 million shares for a consideration of $69.5 million. As at December 31, 2019 and 2018, we have 2.0 million and 0.5 million of treasury shares, respectively. See note 24.

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

During 2019 and 2018, the Company granted individuals nil and 0.5 million share options, respectively.

In 2017, the Company extended the life of 95,138 share options to September 30, 2018. The options were originally awarded from 2009 to 2011. Incremental compensation cost of $0.6 million was recognized in the year ended December 31, 2017, representing the excess of the fair value of the options at modification date over the original fair value at grant date.

As at December 31, 2019, 2018 and 2017, the number of options outstanding in respect of Golar shares was 2.7 million, 3.8 million and 4.0 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as at grant date are noted in the table below:

	2018	2017
Risk free interest rate	2.5%	1.8%
Expected volatility of common stock	62.5%	54.5%
Expected dividend yield	0.0%	0.0%
Expected term of options (in years)	3.6 years	3.8 years

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

A summary of option activity for the year ended December 31, 2019 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2018	3,805	$36.16	2.4
Forfeited during the year	(437)	$40.00
Lapsed during the year	(688)	$55.18
Options outstanding at December 31, 2019	2,680	$30.23	1.9

Options outstanding and exercisable at:
December 31, 2019	2,221	$30.74	1.7
December 31, 2018	2,320	$39.02	1.96
December 31, 2017	1,139	$37.92	2.53

The exercise price of all options is reduced by the amount of dividends declared and paid; the above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2019, 2018 and 2017, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

	Year ended December 31
In $'000	2019	2018	2017
Intrinsic value of share options exercised	—	2,621	286
Total fair value of share options fully vested in the year	8,967	16,623	13,601

Compensation cost recognized in the consolidated statement of income	7,148	11,748	8,777
Share options cost capitalized*	608	421	1,823
57

*These costs have been capitalized as part of the cost of the conversion of the Gimi and the Hilli, representing share options awarded to employees directly involved in the conversion.
As of December 31, 2019, the total unrecognized compensation cost amounting to $3.0 million relating to options outstanding is expected to be recognized over a weighted average period of 1.0 year.

Restricted Stock Units (RSU)

Pursuant to the LTIP, the Company granted individuals 0.2 million of RSUs during the year ended December 31, 2019. The RSUs vest equally over a period of 3.0 years.

The fair value of the RSU award is estimated using the market price of our common stock at grant date with expense recognized over the three-year vesting period.

A summary of RSU activity for the year ended December 31, 2019 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Granted during the year	239	20.61
Forfeited during the year	(16)	20.61
Non-vested RSUs at December 31, 2019	223	20.61	2.40

Compensation cost of $1.1 million has been recognized in the consolidated statement of operations for the year ended December 31, 2019.

24.	FINANCIAL INSTRUMENTS

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

As of December 31, 2019 and 2018, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2019	737,500	2020/2029	1.68% to 2.37%
Receiving floating, pay fixed	2018	950,000	2019/2021	1.23% to 1.94%
58

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

Equity price risk

Our Board of Directors have approved a share repurchase scheme, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. In November 2019, we purchased 1.5 million shares underlying the total return swap, at fair consideration of $69.5 million, of which $54.7 million restricted cash was released at repurchase, with $50.9 million to settle the derivative liability fair value and $18.6 million relating to the fair value of the treasury shares.

As at December 31, 2019, the counterparty to the equity swap transactions has 1.5 million outstanding notional shares (2018: 3.0 million shares) in the Company at an average price of $46.93. In addition, we entered into a forward contract for the acquisition of 107,000 shares in Golar Partners at an average price of $21.41.

The effect of our total return swap facilities in our consolidated statement of operations as at December 31, 2019 was a loss of $30.5 million. There is, at present, no obligation for us to purchase any shares from the counterparty. In addition to the above equity swap transactions linked to our own securities, we may, from time to time, enter into short-term equity swap arrangements relating to securities of other companies.

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

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and fair value of our financial instruments at December 31, 2019 and 2018 are as follows:
59

		2019	2019	2018	2018
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value

Non-derivatives:
Cash and cash equivalents	Level 1	222,123	222,123	217,835	217,835
Restricted cash and short-term deposits	Level 1	188,289	188,289	486,426	486,426
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(1,244,599)	(1,244,599)	(732,184)	(732,184)
Long-term debt – convertible bonds (2)	Level 2	(368,134)	(355,943)	(353,661)	(373,029)
Long-term debt (2)	Level 2	(956,018)	(956,018)	(1,496,351)	(1,496,351)
Derivatives:
Oil derivative instrument	Level 2	45,640	45,640	84,730	84,730
Interest rate swaps asset (3)	Level 2	84	84	10,770	10,770
Interest rate swaps liability (3)	Level 2	(5,798)	(5,798)	—	—
Foreign exchange swaps asset (3)	Level 2	1,246	1,246	—	—
Foreign exchange swaps liability (3)	Level 2	—	—	(1,322)	(1,322)
Total return equity swap liability (3)(4)	Level 2	(50,407)	(50,407)	(70,804)	(70,804)

(1)The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.
(2)Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $32.9 million and $16.8 million at December 31, 2019 and December 31, 2018, respectively.
(3)The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(4)The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying values of trade accounts receivable, trade accounts payable, accrued liabilities and working capital facilities approximate fair values because of the near term maturity of these instruments.

•The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

•The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

•The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

•The estimated fair values for both the floating long-term debt and short-term debt to a related party are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

•The fair value measurement of a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

•The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.
60

•The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements. It is our policy to enter into master netting agreements with counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of the amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us.

•Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy (see note 22).

The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2019 and 2018:

	Balance sheet classification	2019	2018
(in thousands of $)
Asset derivatives
Oil derivative instrument	Other non-current assets	45,640	84,730
Foreign exchange swaps	Other current and non-current assets	1,246	—
Interest rate swaps	Other current and non-current assets	84	10,770
Total asset derivatives		46,970	95,500
Liability derivatives
Total return equity swap	Other current liabilities	50,407	70,804
Interest rate swaps	Other current liabilities	5,798	—
Foreign exchange swaps	Other current liabilities	—	1,322
Total liability derivatives		56,205	72,126

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2019 and 2018 would be adjusted as detailed in the following table:

	2019			2018
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	84	(52)	32	10,770	—	10,770
Total liability derivatives	5,798	(52)	5,746	—	—	—

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2019 cash collateral amounting to $55.6 million has been provided (see note 12).

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

61

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with Citibank, K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CMBL, CCBFL, COSCO and CSSC in regards to our sale and leaseback arrangements (see note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2019, our ownership interest was 32.0% and the aggregate carrying value of the investments recorded in our balance sheet as of December 31, 2019 was $214.3 million, being the total of our ownership interest (common and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business.

We also have a substantial equity investment in our joint venture, Golar Power. As of December 31, 2019, our ownership interest was 50% and the aggregate carrying value of the investment recorded in our balance sheet as of December 31, 2019 was $261.7 million. Accordingly, the value of our investment and the income generated from Golar Power is subject to specific risks associated with its business. In the event the decline in the fair value of this investment falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

A further concentration of supplier risk exists in relation to the Gimi undergoing FLNG conversion with Keppel and B&V. However, we believe this risk is remote as Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.

25.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2019	2018	2017
Management and administrative services revenue (i)	9,645	9,809	7,762
Ship management fees revenue (ii)	4,460	5,200	5,903
Interest income on short-term loan (iii)	(109)	—	—
Charterhire expenses (iv)	—	—	(17,423)
Share options expense recharge (v)	—	—	228
Interest expense on deposits payable (vi)	—	(4,779)	(4,622)
Total	13,996	10,230	(8,152)

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2019 and 2018 consisted of the following:

(in thousands of $)	2019	2018
Balances due (to)/from Golar Partners and its subsidiaries (iii)	(2,708)	4,091
Methane Princess lease security deposit movements (vii)	(2,253)	(2,835)
Total	(4,961)	1,256

(i) Management and administrative services revenue - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

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

62

(iii) Interest income on short-term loan, balances due(to)/from Golar Partners and its subsidiaries - Receivables and payables with Golar Partners and its subsidiaries comprise primarily of unpaid management fees and expenses for management, advisory and administrative services, dividends in respect of the Hilli Common Units and other related party arrangements including the Hilli Disposal. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In November 2019, we loaned $15.0 million to Golar Partners, with interest of LIBOR plus 5.0%. The loan was fully repaid, including interest of $0.1 million, in December 2019.

(iv) Charterhire expenses - This consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand. In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $17.4 million for the year ended December 31, 2017, in relation to the Golar Grand.

(v) Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners' directors, officers and employees.

(vi) Interest expense on deposits payable

Expense under Tundra Letter Agreement - In May 2016, we completed the Golar Tundra Sale and received a total cash consideration of $107.2 million. We agreed to pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date the Golar Tundra Sale was closed, until the date that the vessel would commence operations under the Golar Tundra Time Charter. In return, Golar Partners agreed to remit to us any hire income received with respect to the Golar Tundra during that period. We have accounted for $nil, $nil and $2.2 million as interest expense for the year ended December 31, 2019, 2018 and 2017, respectively.

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale in return we will be required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount was applied to the net sale price of the Hilli Disposal (defined below) on July 12, 2018. We have accounted for $nil, $2.9 million and $1.1 million as interest expense for the year ended December 31, 2019, 2018 and 2017, respectively.

Deposit received from Golar Partners - On August 15, 2017, we entered into the Hilli Sale Agreement with Golar Partners for the Hilli, or the Hilli Disposal, from the Sellers of the Hilli Common Units in Hilli LLC. See note 5. Concurrent with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We applied the deposit received and interest accrued to the purchase price on July 12, 2018, upon completion of the Hilli Disposal. We have accounted for $nil, $1.9 million and $1.3 million, as interest expense for the year ended December 31, 2019, 2018 and 2017, respectively.

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

Other transactions:

Golar Partners distributions to us - Golar Partners has declared and paid quarterly distributions totaling $36.8 million, $48.4 million, and $52.3 million to us for each of the years ended December 31, 2019, 2018 and 2017, respectively.

During the year ended December 31, 2019 and 2018, Hilli LLC had declared quarterly distributions totaling $17.5 million and $5.6 million, respectively, in respect of the Hilli Common Units owned by Golar Partners. As of December 31, 2019 and 2018, we have a dividend payable of $4.5 million and $3.6 million, respectively, to Golar Partners.
63

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

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the UK Tax Authorities with regard to the initial tax basis of the transactions relating to any of the UK tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners (see note 26).

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination. As of December 31, 2019, we recognized a liability of $11.5 million (2018: $11.5 million) in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation in December 2012.

b) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Methane Princess and the Golar Winter. The maximum potential exposure in respect of the performance guarantees issued by the Company is not known as these matters cannot be absolutely determined. The likelihood of triggering the performance guarantees is remote based on the past performance of both our and Golar Partners' combined fleets.

c) Golar Tundra financing related guarantees: In November 2015, we sold the Golar Tundra to a subsidiary of CMBL (see note 5) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, we are a party to a guarantee in favor of Tundra SPV, pursuant to which, in the event that Tundra Corp (our subsidiary) is in default of its obligations under the Tundra Lease, we, as the primary guarantor, will settle any liabilities due within five business days. In addition, Golar Partners has also provided a further guarantee, pursuant to which, in the event we are unable to satisfy our obligations as the primary guarantor, Tundra SPV may recover this from Golar Partners, as the deficiency guarantor. Under a separate side agreement, we have agreed to indemnify Golar Partners for any costs incurred in its capacity as the deficiency guarantor.

d) Hilli guarantees (in connection with the Hilli Disposal)

(i) Debt

In connection with the closing of the Hilli Disposal, Golar Partners agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal and interest amounts payable by Hilli Corp under the Hilli Facility (see note 18) pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between us, Fortune and Golar Partners (see note 5).

(ii) Letter of credit

On November 28, 2018, Golar Partners entered into an agreement to guarantee (the "LOC Guarantee") the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, Golar Partners are severally liable for any outstanding amounts that are payable, based on the percentage ownership that we hold in Golar Partners, multiplied by Golar Partners percentage ownership in Hilli Common Units.

(iii) Cost indemnification: We (as one of the Sellers) have agreed to indemnify Golar Partners for certain costs incurred in Hilli operations until August 14, 2025, when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures. Included within the Hilli distributions for the year ended December 31, 2019 is $2.2 million of reimbursements from us for operating expenses.

64

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

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the twelve months ended December 31, 2019, 2018 and 2017 consisted of the following:

(in thousands of $)	2019	2018	2017
Management and administrative services revenue	5,904	6,167	5,711
Ship management fees income	1,210	1,400	824
Debt guarantee compensation (i)	693	861	775
Other (ii)	(2)	(247)	135
Total	7,805	8,181	7,445

Payables: The balances with Golar Power and its affiliates as of December 31, 2019 and 2018 consisted of the following:

(in thousands of $)	2019	2018
Balances due to Golar Power and affiliates (ii)	(6,829)	(5,417)
Total	(6,829)	(5,417)

(i) Debt guarantee compensation - In connection with the closing of the Golar Power and Stonepeak transaction, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading "Guarantees and other") relating to Golar Power and subsidiaries.

(ii) Balances due to Golar Power and affiliates - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In December 2019, we loaned $7.0 million to Golar Power, with interest of LIBOR plus 5.0%. The loan was fully repaid, including interest, in December 2019.

Guarantees and other:

a) Debt guarantees - The debt guarantees on the Golar Penguin and the Golar Celsius were previously issued by Golar to third party banks in respect of certain secured debt facilities relating to Golar Power and subsidiaries. As described in (i) above we receive compensation from Golar Power in relation to the provision of the guarantees. In December 2019, the Golar Penguin was refinanced, with the presence of cross-default provision om relation to the Golar Crystal. A cross-default provision means that if we or Golar Power default on one loan or lease, we would then default on our other loans containing a cross-default provision. Subsequently, a debt guarantee was provided on the newbuild Golar Nanook with no compensation agreement in place. The liability which is recorded in "Other current liabilities" and "Other non-current liabilities" is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". The debt facilities are secured against specific vessels.

c) Transactions with OneLNG and subsidiaries:

65

Net revenues: The transactions with OneLNG and its subsidiaries for the year ended December 31, 2019, 2018 and 2017 consisted of the following:

(in thousands of $)	2019	2018	2017
Management and administrative services revenue	—	1,399	6,463

Receivables: The balances with OneLNG and its subsidiaries as of December 31, 2019 and 2018 consisted of the following:

(in thousands of $)	2019	2018
Balances due from OneLNG (i)	707	8,169

(i) Balances due from OneLNG - Receivables with One LNG and its subsidiaries comprise primarily of unpaid management fees, charterhire expenses, advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

Subsequent to the decision to dissolve OneLNG, we have written off $3.0 million and $12.7 million of the trading balance with OneLNG for the years ended December 31, 2019 and 2018, respectively, to 'Other operating income' in our Consolidated statements of income as we deem it to be no longer recoverable. In October 2019, we received $4.5 million from OneLNG.

d) Transaction with other related parties:

Net revenues/(expenses): The transactions with other related parties for the years ended December 31, 2019, 2018 and 2017 consisted of the following:

(in thousands of $)	2019	2018	2017
The Cool Pool (i)	39,666	151,152	59,838
Magni Partners (ii)	(858)	(375)	(260)
Borr Drilling (iii)	542	—	—
2020 Bulkers (iv)	265	—	—
Total	39,615	150,777	59,578

Receivables (Payables): The balances with other related parties as of December 31, 2019 and 2018 consisted of the following:

(in thousands of $)	2019	2018
The Cool Pool (i)	—	43,985
Magni Partners (ii)	88	(8)
Borr Drilling (iii)	542	—
2020 Bulkers (iv)	265	—
Total	895	43,977

(i) The Cool Pool - On July 8, 2019 GasLog's vessel charter contracts had concluded and withdrew their participation from the Cool Pool. Following Gaslog's departure, we assumed sole responsibility for the management of the Cool Pool and consolidate the Cool Pool. From point of consolidation, the Cool Pool ceased to be a related party.

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operations) generated from our participation in the Cool Pool:

(in thousands of $)	2019	2018	2017
Time and voyage charter revenues	43,332	177,139	77,975
Time charter revenues - collaborative arrangement	23,359	73,931	28,327
Voyage, charterhire expenses and commission expenses	(8,092)	(16,717)	(7,683)
Voyage, charterhire and commission expenses - collaborative arrangement	(18,933)	(83,201)	(38,781)
Net income from the Cool Pool	39,666	151,152	59,838

(ii) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited, a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided
66

advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

iii) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and NASDAQ stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

iv) 2020 Bulkers - 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

26.	COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2019	2018
Book value of vessels secured against long-term loans	3,135,891	3,244,291

As at December 31, 2019 and 2018, 21,226,586 Golar Partners common units were pledged as security for the obligations under the Margin Loan facility (see note 18).

As at December 31, 2019, the term loan facility is secured by a pledge against our shares in Golar Power (see note 18).

Capital Commitments

Gandria

We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

Golar Viking

The Golar Viking entered the yard for conversion in January 2020. Following the execution of the conversion and subsequent sale of the Golar Viking with LNG Hrvatska d.o.o., the estimated timing of the outstanding payments in connection with the conversion of the Golar Viking is $85.3 million for the twelve months ending December 31, 2020. The outstanding payments will be largely funded by stage payments from LNG Hrvatska d.o.o. under the conversion agreement.

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

Of these six leases, we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2019, the capital lease obligation relating to this remaining UK tax lease is not included on our
67

consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.1 million ($nil to $160.5 million). Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position, and consequently a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at December 31, 2019, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €1.1 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In relation to our investment in small-scale LNG services provider Avenir (see note 14), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen, Höegh and us. In November 2018, Avenir was capitalized with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to $18.0 million.

In 2017, we commenced arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. For the years ended December 31, 2019 and 2018, we recovered $9.3 million and $50.7 million, respectively, in charter earnings, recognized in 'Other operating income' in the consolidated statements of operations. The amount recovered in 2019 represents the final installment settlement.

For the year ended December 31, 2019, we received $4.0 million, in relation to a loss of hire insurance claim on the Golar Viking, recognized in 'Other operating income' of our consolidated statement of operations.

68

27.	SUBSEQUENT EVENTS

Global COVID-19 outbreak

After the balance sheet date, the worldwide outbreak of the 2019 coronavirus ("COVID-19") that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, and the global demand for oil, natural gas and LNG has declined significantly. To date our operations have been impacted primarily by the cancellation and/or delays of crew changes on our vessels, postponement of equipment maintenance and various inspections. However, the extent to which COVID-19 will impact our results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, the severity and duration of COVID-19 and the actions to contain or treat its impact. An estimate of the impact cannot therefore be made at this time. The severity and duration, as well as the impact of these factors remain uncertain but could have a material impact on our earnings, cash flow and financial condition.

Repurchase of shares underlying the total return swap

In February 2020, we purchased the outstanding 1.5 million GLNG shares, and the outstanding 107,000 GMLP shares, underlying the total return swap, at fair consideration of $70.4 million and $2.3 million, respectively, of which $57.4 million and $1.8 million restricted cash was released at repurchase. Repurchase of these shares has increased our ownership in GMLP by 107,000 units. We subsequently cancelled the entire GLNG treasury shares amounting to 3.5 million shares in February 2020.

Viking facility

In January 2020, we completed the refinancing of the Golar Viking and concurrently entered into an agreement to bareboat charter the vessel, releasing $13.5 million, net of finance costs. The financing agreement also includes conversion finance for the vessel, up to a total of $75.0 million. In April 2020, we completed our first drawdown on the conversion finance, drawing $15.9 million and concurrent payment of $0.8 million of finance costs.

Margin Loan

In March 2020, the unit price of Golar Partners common units which we own and which are pledged as security for the Margin Loan facility, fell below a defined threshold and triggered a mandatory prepayment option for the Lenders. The lenders agreed to amend the existing terms of the Margin Loan rather than exercise that option. Specifically, we prepaid the facility reducing the principal to $30.0 million from $100.0 million at December 31, 2019 and removed the mandatory prepayment clause. The facility bears an interest rate of LIBOR plus a margin of 2.95%.

FLNG Gimi Force Majeure

In April 2020, we announced that we have received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. BP estimates that the consequential delay caused by the claimed force majeure event will be approximately one year and that it is not currently possible to mitigate or shorten this delay. Consequently, we have commenced discussions with Keppel to re-schedule the conversion timeline. As a result, we are currently unable to establish the duration of the delay to the conversion of FLNG Gimi.

69