Form 20-F
period 2020-12-31
GOLAR LNG LTD
filed 2021-04-22
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Karl Fredrik Staubo 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda Telephone: +1(441) 295-4705
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

109,943,594 Common Shares, par value $1.00 per share

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes	X	No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate” “forecast,” “project” "plan," “potential,” “will," “may,” “should,” “expect” and similar expressions identify forward-looking statements.

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
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of New Fortress Energy, Inc. (“NFE”) to meet its indemnification obligations to us;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay to us;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo (“Hilli”) and FLNG Gimi on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•changes in the performance of the pool in which certain of our vessels operate;
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
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the “Company,” “Golar,” “Golar LNG,” “we,” “us,” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References in this Annual Report to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd (formerly known as Golar Power Ltd) and to any one or more of its subsidiaries. References to “OneLNG” refer to our former joint venture OneLNG S.A. and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE). Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars.

A.      Selected Financial Data

The following selected consolidated financial and other data, which includes our fleet and other operating data, summarizes our historical consolidated financial information. We derived the statements of operations data for each of the years in the three-year period ended December 31, 2020 and the balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, which were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The selected statements of operations data with respect to the years ended December 31, 2017 and 2016 and the selected balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP not included herein.

The following table should also be read in conjunction with the section of this Annual Report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included herein.

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. $, except number of shares, per common share data, fleet data and other financial data)
Statements of Operations Data:
Total operating revenues	438,637	448,750	430,604	143,537	80,257
Vessel operating expenses	(108,926)	(121,290)	(96,860)	(55,946)	(53,163)
Voyage, charterhire and commission expenses (including collaborative arrangement)	(12,634)	(38,841)	(105,826)	(61,292)	(47,563)
Total operating expenses	(273,685)	(372,423)	(369,607)	(244,094)	(221,364)
Net financial expense	(121,757)	(136,211)	(123,797)	(32,788)	(59,541)
Equity in net (losses)/earnings of affiliates	(176,527)	(45,799)	(157,636)	(25,448)	47,878
Net loss attributable to the stockholders of Golar LNG Limited	(273,557)	(211,956)	(231,428)	(179,703)	(186,531)

Segment Data:
Shipping Adjusted EBITDA (1)	122,860	114,322	154,995	2,461	(34,598)
FLNG Adjusted EBITDA (1)	172,031	167,452	92,842	(8,041)	(4,116)
Corporate and other Adjusted EBITDA (1)	(16,215)	(26,894)	(29,692)	(18,455)	(27,699)

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. $, except number of shares, per common share data, fleet data and other financial data)

Loss per common share:
Basic and diluted (2)	(2.82)	(2.11)	(2.30)	(1.79)	(1.99)
Cash dividends declared and paid per common share	—	0.45	0.28	0.20	0.60

Balance Sheet Data:
Cash and cash equivalents	127,691	222,123	217,835	214,862	224,190
Restricted cash and short-term deposits (3)	100,361	111,545	332,033	222,265	183,693
Non-current restricted cash (3)	62,820	76,744	154,393	175,550	232,335
Investments in affiliates	312,151	508,805	571,782	703,225	648,780
Asset under development	658,247	434,248	20,000	1,177,489	731,993
Vessels and equipment, net	2,983,073	3,160,549	3,271,379	2,077,059	2,153,831
Total assets	4,314,229	4,632,144	4,806,595	4,764,287	4,256,911
Current portion of long-term debt and short-term debt	(982,845)	(1,241,108)	(730,257)	(1,384,933)	(451,454)
Long-term debt	(1,367,937)	(1,294,719)	(1,835,102)	(1,025,914)	(1,525,744)
Total equity	(1,292,523)	(1,750,826)	(1,825,791)	(1,796,304)	(1,909,826)
Common shares outstanding (in thousands)	109,944	101,303	101,303	101,119	101,081

Cash Flow Data:
Net cash provided by/(used in) operating activities	145,783	106,545	116,674	(35,089)	(115,387)
Net cash (used in)/provided by investing activities	(103,028)	(264,394)	(202,492)	(419,895)	3,852
Net cash (used in)/provided by financing activities	(162,295)	(136,000)	177,402	427,443	234,336

Fleet Data:
Number of vessels at end of year	13	14	14	14	14
Total operating days of the fleet (4)	3,669	3,840	3,987	3,885	4,034

Other Financial Data:
Average daily time charter equivalent earnings, or TCE (5) (to the closest $100)	$48,900	$44,400	$43,700	$17,500	$10,100
Average daily vessel operating costs (6)	$24,600	$25,562	$18,955	$11,374	$10,359

(1) In 2020, we changed the way in which we report and measure our reportable segments to Adjusted EBITDA. As a result of the change to our reportable segments, the segment information for the years ended December 31, 2017 and 2016 has been retrospectively restated, as shown below. See note 6 “Segment Information” of our consolidated financial statements included herein for additional information.

	Year Ended December 31, 2017
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Statement of Operations:
Total operating revenues	116,961	—	26,576	143,537
Vessel operating expenses	(52,537)	(3,523)	114	(55,946)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(61,171)	(121)	—	(61,292)
Administrative expenses	(792)	(1,889)	(35,350)	(38,031)
Project development expenses	—	(2,508)	(9,795)	(12,303)
Adjusted EBITDA	2,461	(8,041)	(18,455)	(24,035)

	Year Ended December 31, 2016
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Statement of Operations:
Total operating revenues	66,032	—	14,225	80,257
Vessel operating expenses	(52,831)	(464)	131	(53,164)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(47,560)	3	(5)	(47,562)
Administrative expenses	(239)	(3,651)	(33,412)	(37,302)
Project development expenses	—	(4)	(8,654)	(8,658)
Other operating income/(losses)	—	—	16	16
Adjusted EBITDA	(34,598)	(4,116)	(27,699)	(66,413)

(2) Basic loss per share is calculated based on the income available to common shareholders and the weighted average number of our common shares outstanding. See note 10 “Loss per share” of our consolidated financial statements included herein for additional information.

(3) Restricted cash consists of bank deposits, which may only be used to settle certain prearranged loans or lease payments or deposits made in accordance with our contractual obligations under our equity swap facilities, letter of credit facilities in connection with our tolling agreement, and bid or performance bonds for projects we may enter. Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months. See Note 12 “Restricted Cash and Short-term Deposits” in our consolidated financial statements included herein for additional information.

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

(5) Average daily TCE

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total operating revenues	-Liquefaction services revenue
-Vessel and other management fees

-Voyage and commission expenses

The above total is then divided by calendar days less scheduled off-hire days, which is also otherwise known as total operating days of the fleet.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the shipping fleet's net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its shipping fleet and in evaluating financial performance.

Our calculation of average daily TCE, shown below may not be comparable to that reported by other entities:

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of U.S. $, except number of shares, per common share data, fleet and other financial data)
Total operating revenues	438,637	448,750	430,604	143,537	80,257
Less: Liquefaction services revenue	(226,061)	(218,096)	(127,625)	—	—
Less: Vessel and other management fees	(20,695)	(21,888)	(24,209)	(26,576)	(14,225)
Net time and voyage charter revenues	191,881	208,766	278,770	116,961	66,032
Voyage and commission expenses (i)	(12,634)	(38,381)	(104,463)	(48,933)	(25,291)
	179,247	170,385	174,307	68,028	40,741
Total operating days of the fleet	3,669	3,840	3,987	3,885	4,034
Average daily TCE (to the closest $100)	48,900	44,400	43,700	17,500	10,100
(i) "Voyage and commission expenses" is derived from the caption “Voyage, charterhire and commission expenses” and “Voyage, charterhire and commission expenses - collaborative arrangement” less (i) voyage and commission expenses in relation to the Hilli of $nil, $0.5 million and $1.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.
(6) We calculate average daily vessel operating costs by dividing vessel operating costs by the total operating days of the fleet. Calendar days exclude those from vessels chartered in where the vessel operating costs are borne by the legal owner, and those of vessels undergoing conversion.

Non-U.S. GAAP Measures Used in Forecasting

Contracted Earnings Backlog: Contracted earnings backlog as such term is used throughout this report represents an estimate of Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. The actual amount of fee income earned may differ from the contracted amounts due as a result of, among other things, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower fee income than our Contracted Earnings Backlog. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement ("OSA") the amount receivable under the OSA will cover the associated operating costs. For contracts which do not have a separate OSA, management has made an assumption about operating costs based on the current run rate.

B.           Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common shares. These material risks include, but are not limited to, those relating to:

~~•~~Delays and costs associated with our conversion contracts and capital expenditure commitments for the conversion of the Gimi;
•Delays in contracting Hilli's full capacity;
•Failure to operate, maintain and provide ship management services to external parties;
•Failure to obtain financing to meet our obligations as they fall due or to fund our growth or our future capital expenditures;
•Failure to obtain additional financing, or pursue other business opportunities, due to our debt levels;
•Presence of cross-default provisions in certain of Golar Partners’ and Hygo’s financing agreements that cover us, Golar Partners, Hygo and NFE;
•Fluctuations in the NFE share price;
•Our substantial continuing indemnity and other obligations with regard to Hygo and Golar Partners;
•NFE’s ability to meet its indemnification obligations to us;
•Dependence on a limited number of customers, the loss of which would result in a significant loss of revenues and cash flow if we are unable to re-charter a vessel to another customer for an extended period of time;
•Failure to expand relationships with existing customers and obtain new customers;
•Competition in the market for LNG transportation and regasification services;
•Fluctuations in hire rates for FSRUs and LNG carriers, particularly at times when we are seeking a new charter;
•Creditworthiness of our charterers, the terms of our charters, global economic conditions and demand for energy, including LNG;
•Outbreaks of epidemic and pandemic diseases, such as COVID-19, and governmental response thereto;
•Fluctuations in currency exchange rates;
•Disruption to our business caused by cyberattacks;
•Lack of qualified officers and crew;
•Failure to attract and retain key management personnel in the LNG industry;
•Risks inherent in the operation of our FSRU, FLNG and LNG carriers which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations;
•Failure to obtain, maintain, and/or renew permits necessary for our operations in a timely manner or at all;
•Political and security conditions in the regions in which we operate;
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislations in other jurisdictions could result in fines, criminal penalties and contract terminations;
•Demand for LNG, LNG carriers, FSRUs and FLNGs and growth of the LNG market;
•Impact of federal, state and local environmental, climate change and greenhouse gas emissions laws and regulations;
•Costs associated with compliance with safety and other vessel requirements imposed by classification societies; and
•Conflicts in the allocation of our officers' time to our business.

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
◦Risks related to other projects
◦Risks related to the financing of our business
◦Risks related to revenues
◦Risks related to our operations
◦Risks related to our remaining investments

•Risks related to our industry

•Risks related to industry regulation

•Risks related to our common shares

•Risks related to tax

Risks related to our business activities

Risks related to our FLNG segment

•Delays and costs associated with renegotiation of our conversion contracts and capital expenditure commitments with Keppel as a result of BP’s force majeure claim could adversely affect our earnings, cash flows and financial condition.

In February 2019, we entered into a 20-year Lease and Operate Agreement (“LOA”) with BP Mauritania Investments Ltd (“BP”) for the charter of the FLNG unit, the Gimi, to service the Greater Tortue Ahmeyim field, which was expected to commence operations under the LOA in 2022. In April 2020, we announced that we received written notification of a force majeure claim from BP which claimed that due to the recent outbreak of COVID-19 around the globe, it was unable to be ready to receive the Gimi in 2022. In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project, which resulted in an 11 month extension. Notice has been given and received by us and BP that no FM Event is ongoing. However, we cannot guarantee that there will not be further delays on the Gimi GTA Project.

The LOA provides both parties with the right to suspend or terminate the agreement under certain circumstances after performance has begun, including as a result of a prolonged force majeure event. Should we be unable to meet our obligations under the LOA in a manner that gives rise to a right to terminate the agreement by BP, we could be obligated to pay substantial damages to BP which would have a negative impact on our earnings, cash flow and financial condition and could make it difficult to induce counterparties to contract with us for future FLNG conversions.

The $700 million facility agreement that we entered into in October 2019 to finance the conversion and operation of the Gimi was expected to be drawn down in line with our contractual capital expenditure requirements. Changes to the overall Gimi project budget following the agreed revised project schedule with BP was minimal. However, we cannot guarantee that there will not be further delays on the cash inflows from the $700 million facility, which could result to delayed vessel delivery and the related commencement of operations.

•Due to the sophisticated nature of FLNG conversions, we are reliant on a small number of contractors with relevant experience.

The highly technical work related to FLNG conversions can only be performed by a limited number of contractors, and due to the new nature of the technology, only a very limited number of contractors have relevant experience with FLNG conversions. Accordingly, a change of contractors for any reason would likely result in higher costs and a significant delay to our delivery schedules. In addition, given the novelty of our FLNG conversion projects, the completion of retrofitting our vessels as FLNG vessels could be subject to risks of significant cost overruns. If the shipyard is unable to deliver any converted FLNG vessel on time, we might be unable to perform our obligations under the related charter terms.

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

In July 2018, we, Keppel and Black & Veatch completed a sale of 50% of the common units in Golar Hilli LLC ("Hilli LLC"), the disponent owner of the Hilli, to Golar Partners. However, we still hold a significant portion of the outstanding ownership interests in Hilli LLC. The retained interests expose us to risks that we may:

•fail to obtain the benefits of the Liquefication Tolling Agreement (“LTA”) if Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together the “Customer”) exercises certain rights to terminate the charter upon the occurrence of specified events of default;
•fail to obtain the benefits of the LTA if the Customer fails to make payments under the LTA because of its financial inability, disagreements with us or otherwise;
•incur or assume unanticipated liabilities, losses or costs;
•be required to pay damages to the Customer or suffer a reduction in the tolling fee in the event that the Hilli fails to perform to certain specifications;
•incur other significant charges, such as asset devaluation or restructuring charges; or
•be unable to re-charter the Hilli on another long-term charter at the end of the LTA.

•We cannot guarantee that full utilization of the full capacity of Hilli will occur or, if achieved, continues.

The Hilli commenced commercial operations in June 2018, under the terms of the LTA by and between Perenco and SNH. The LTA commits the capacity of two of the four liquefaction trains (Train 1 and Train 2) of the Hilli. The remaining half of the Hilli’s capacity is not yet contracted. This allows for significant upside in relation to revenues from the Hilli. However delays in contracting Train 3 and Train 4 capacity could adversely affect our financial performance. Factors which could cause delays in contracting the full capacity include delays in negotiations with potential counterparties, as well as factors outside of our control such as the growth of LNG demand and the price of LNG, affecting when counterparties seek to bring additional production to the market.

Even if we were able to contract for utilization of the full capacity of the Hilli, we cannot guarantee that the full utilization would continue for any extended period. If we are unable to achieve utilization of full capacity, or to maintain utilization of full capacity in the future, such inability could have a significant effect on our earnings, business and financial condition.

•Due to the new and sophisticated technology utilized by FLNG vessels, the operations of the Hilli, is subject to risks that could negatively affect our business and financial condition.

FLNG vessels are complex and their operations are technically challenging and subject to mechanical risks and problems. Unforeseen operational problems with the Hilli may lead to a loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and ability to make cash distributions to our shareholders.

•If the letter of credit is not extended, the earnings and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, Golar obtained a letter of credit issued by a financial institution that guarantees certain payments Golar Hilli Corp (“Hilli Corp”), a wholly owned subsidiary, is required to make under the LTA. The letter of credit was set to expire on December 31, 2019, but it automatically extends for successive one year periods until the tenth anniversary of the acceptance of the Hilli to perform the agreed services for the project, unless the financial institution elects to not extend the letter of credit. The financial institution may elect to not extend the letter of credit by giving notice at least ninety days prior to December 31 in any subsequent year. If the letter of credit (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $125 million. Accordingly, if the financial institution elects at some point in the future to not extend the letter of credit, Hilli Corp's financial condition could be materially and adversely affected.

•Due to the locations in which we operate, a number of our current and potential future projects are subject to higher political and security risks than operations in other areas of the world.

We operate in, and/or are pursuing projects which could lead to future operations in, areas of the world where there are heightened political and security risks. We identify higher risk countries in which we operate through our experiences, the experiences of our partners and publicly available third party information such as Transparency International, the World Bank and TRACE International, and monitor the specific risks associated with countries in which we operate.

In particular, the operations of the Hilli in Cameroon under the LTA is subject to higher political and security risks than operations in other areas of the world. Cameroon has experienced instability in its socio-political environment since 2018. Any extreme levels of political instability resulting in changes of governments, internal conflict, unrest and violence, especially from terrorist organizations prevalent in the region, such as Boko Haram, could lead to economic disruptions and shutdowns in industrial activities. In addition, corruption and bribery are a serious concern in the region. The Hilli operations in Cameroon will be subject to these risks, which could materially adversely affect our revenues, our ability to perform under the LTA and our financial condition.

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

Risks related to other projects

•Exposure to equity price volatility in NFE shares could adversely affect our financial results.

Upon completion of the Hygo Merger (as defined below) on April 15, 2021, we received 18.6 million shares of NFE Class A common stock (“NFE common stock”) and $50.0 million in cash as consideration. Should the price of our NFE common stock decline materially, our cash flows, financial condition and results of operations could be adversely affected.

•Although we have completed the sale of our interests in Golar Partners and Hygo to NFE, we have substantial continuing indemnity and other obligations related to NFE, Golar Partners and Hygo.

In connection with the closings of the Golar Partners and Hygo mergers, we entered into omnibus and indemnity agreements which subject us to potential significant liabilities. Each of the GMLP Omnibus Agreement and Hygo Omnibus Agreement (each as defined below) provides that we will continue to provide financial guarantees with respect to certain debt obligations of Golar Partners and Hygo and their affiliates as well as guarantees with respect to certain of the Golar Partners charters. The GMLP Omnibus Agreement also requires that we provide an indemnity from and against all losses, liabilities, damages, costs and expenses (i) arising in connection with any Termination Event (as defined therein) in regard to the Eskimo bareboat charter and (ii) certain tax liabilities in connection with the Methane Princess. In addition, we have agreed to certain indemnity obligations with respect to certain sale and leaseback transactions with lessor entities that are tax residents of or otherwise subject to tax in the United Kingdom. Furthermore, we and Stonepeak have also severally agreed to indemnify NFE and its affiliates from and against losses, claims, damages and liabilities related to certain taxes imposed by governmental authorities on NFE Brazil Holdings Limited (“NFE Brazil”), Hygo or any of their affiliates Any significant claim or loss pursuant to the foregoing indemnities could have a material adverse impact on our financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects Significant Developments in Early 2021 GMLP Merger Transaction Agreements” and “Hygo Merger Transaction Agreements” for more information.

•We cannot guarantee that the provision of ship management and other services to Hygo and Golar Partners will progress favorably.

In connection with the consummation of the Hygo Merger and the GMLP Merger (as defined below), we have entered into certain agreements with Golar Partners, Hygo and NFE, which includes the provision of certain technical, crew, commercial, corporate secretarial and transition agreements to assist the transition of Golar Partners and Hygo to NFE following the consummation of the mergers, for combined total annual fees of $10.8 million. If we are unable to deliver the services we are contracted to provide, it could have a material adverse effect on our reputation and our results of operations.

•We cannot guarantee that the provision of ship management service to LNG Hrvatska will progress favorably.

We have entered into an Operation and Maintenance Agreement (“O&M Agreement”) with LNG Hrvatska d.o.o. ("LNG Hrvatska"), to operate and maintain the FSRU LNG Croatia for a fixed amount for a minimum term of ten years. As we are responsible for the vessel operating expenses under the O&M Agreement, significant fluctuation of vessel operating expenses could materially and adversely affect our results of operations. Also, should we be unable to meet our obligations under the O&M Agreement, we could be obligated to pay damages to LNG Hrvatska, which could have a negative impact on our earnings and cash flow and our reputation as a vessel management services provider.

Risks related to the financing of our business

Our business is capital intensive, and therefore we are exposed to several key financing risks, relating both to our ability to secure sufficient financing to meet existing obligations and future projects and also the impact financing terms and debt covenants could have on our business.

•We may guarantee the indebtedness of our affiliates and external parties. If certain of our affiliates and/or external parties are unable to service their debt requirements or comply with certain provisions contained in their loan agreements, this may have a material adverse effect on us.

As described above, upon the closing of the GMLP Merger and the Hygo Merger, we entered into the Hygo Omnibus Agreement and the Golar Partners Omnibus Agreement and remain the guarantor with respect to, and may in the future continue to provide guarantees to certain banks in connection with, commercial bank indebtedness and charter agreements of our affiliates and external parties, including Golar Partners and Hygo. Failure by any of our affiliates and/or external parties to service their debt requirements and comply with any provisions contained in their commercial loan agreements or the charter agreements, including paying scheduled instalments and complying with certain covenants, may lead to an event of default under the related loan or charter agreement. In such case, we would need to satisfy the obligations or indemnify the losses of the respective affiliate and/or external party. Additionally, if a default occurs under the debt agreements of our affiliated companies and/or external parties, the lenders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the respective assets, or seek repayment of the loan from such entities or from us under the guarantee.

In addition, certain of our debt agreements contain cross-default provisions that may be triggered if the entities described above default under the terms of certain of their debt agreements. In the event of a default by such entities and the refusal of a lender or lessor to grant or extend a wavier, as applicable, the lenders under certain of our debt agreements could determine that we are in default under those debt agreements even if the lenders have waived covenant defaults of such entities under the respective agreements. Such cross-defaults could result in the acceleration of the maturity of the debt under our agreements and our lenders may foreclose upon any collateral securing that debt, including our vessels units and other assets, even if such default was subsequently cured. In the event of such acceleration and foreclosure, we may not have sufficient funds or other assets to satisfy all of our obligations. Further, such acceleration and foreclosure and the results thereof may reduce our ability to obtain future credit from certain lenders. For additional detail refer to “Item 5. Operating and Financial Review and Prospects - Significant Developments in Early 2021” and note 25 "Related Party Transactions" of our consolidated financial statements included herein.

The occurrence of any of the events described above would have a material adverse effect on our business, results of operations and financial condition, would significantly reduce our ability or make us unable to pay dividends to our shareholders for so long as such default is continuing, and may impair our ability to continue as a going concern.

•NFE has agreed to indemnify us pursuant to the Golar Partners and Hygo Omnibus Agreements. The inability of NFE to satisfy its indemnity obligations could have a material adverse effect on our financial condition and results of operations.

Pursuant to the Golar Partners and Hygo Omnibus Agreements, we are indemnified by NFE for certain losses we may incur in connection with providing guarantees and counter indemnities under certain enumerated contracts covered by the Golar Partners and Hygo Omnibus Agreements, as described under “Item 5. Operating and Financial Review—Significant Developments in Early 2021—GMLP Merger Transaction Agreements” and “—Hygo Merger Transaction Agreements.”

NFE’s ability to make payments to us under the GMLP Omnibus Agreement and the Hygo Omnibus Agreement may be affected by events beyond either of the control of NFE or us, including prevailing economic, financial and industry conditions. If NFE is unable to meet its indemnification obligations to us under the GMLP Omnibus Agreement or the Hygo Omnibus Agreement, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

•We may not be able to obtain financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future FLNG vessel and FSRU retrofitting projects, liquefaction projects, newbuilding programs, vessel acquisitions, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings, raise capital through the sale of debt or additional equity securities. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund our growth and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute shareholders equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

A pre-condition of the Golar Tundra lease financing with CMBL of $107.6 million and the Golar Seal lease financing with CCBL of $98.9 million which are secured on the respective vessels, is that each of the vessels must be employed under an effective two-year charter. Under the terms of our sale and lease back facility for the Golar Tundra and the Golar Seal, we are required to find a replacement charter by June 30, 2021 and January 3, 2022, respectively, or we could be required to refinance the vessels. We are currently exploring our refinancing options, including further extension of the lenders’ deadline for satisfaction of such. While we believe we will be able to refinance or extend the lenders' deadline, failure to do so could have a material adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

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

LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom Financial Conduct Authority, which regulates LIBOR has announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the one-week and two-month US dollar settings; and immediately after June 30, 2023, in the case of the remaining US dollar settings. While the agreements governing our revolving facilities and secured term loan facilities provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, once LIBOR ceases to exist, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate.

The impact of such transition away from LIBOR could be significant for us because of our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.

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

As of December 31, 2020, we had total outstanding debt of $2.4 billion, of which $1.0 billion was exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2020, we have interest rate swaps with a notional amount of $0.6 billion representing 59% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swap mark-to-market valuations may adversely affect our results. Entering into swaps and derivative transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

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

A large portion of our cash flow from operations is used to repay the principal and interest on our debt agreements. As of December 31, 2020, our net indebtedness (including loan debt, net of restricted cash and short-term deposits and net of cash and cash equivalents) was $2.1 billion and our ratio of net indebtedness to total capital (comprising net indebtedness plus shareholders' equity) was 0.62.

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
•Making us more vulnerable to competitive pressures or a downturn in our industry or the economy in general as compared to our competitors with less debt; and
•Limiting our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions may be limited.

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

By virtue of the sale and leaseback transactions we have entered into with certain affiliates of Chinese financial institutions that are determined to be lessor VIEs, where we are deemed to be the primary beneficiary, we are required by U.S. GAAP to consolidate these lessor VIEs into our financial results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. For additional detail refer to note 5 “Variable Interest Entities” of our consolidated financial statements included herein. As of December 31, 2020, we consolidated lessor VIEs in connection with the lease financing transactions for nine of our vessels. For descriptions of our current financing arrangements including those of our lessor VIEs, please read “Item 5. Operating and Financial Review B. Liquidity and Capital Resources-Borrowing Activities.” The funding arrangements negotiated by these lessor VIEs could adversely affect our financial accounting results.

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

•We previously entered into six UK tax leases. In the event of any adverse tax changes or a successful challenge by the UK Revenue authorities, or HMRC, with regard to the initial tax basis of these transactions or in relation to our 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor or Golar Partners, which could adversely affect our earnings and financial position.

As described under note 26 of our audited consolidated financial statements included herein, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities ('“HMRC'”) with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million ($56.0 million) (before deduction of fees).
As of December 31, 2020, we had terminated five of the six UK tax leases. In connection with the closing of the GMLP Merger, the Methane Princess lease was terminated. Under the GMLP Omnibus Agreement, we agreed to indemnify, defend and hold harmless NFE and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with any taxes that may be imposed on the bareboat charterer as a result of the unwind of the sale and leaseback transaction relating to the Methane Princess. In addition, under the indemnity provisions contained in the omnibus agreement that we entered into in connection with Golar Partners’ initial public offering, we agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess lease and in relation to other Golar Partners vessels previously financed by UK tax leases.
HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“FTT or the UK court”) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore this is not necessarily indicative of any outcome. HMRC has written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.4 million ($nil to $166.0 million). In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the FTT. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.
Risks related to revenue
•The market for LNG transportation and regasification services is competitive and we and our affiliates may not be able to compete successfully, which would adversely affect our earnings.

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

One of our principal objectives is to enter into additional medium or long-term, fixed-rate time charters for our LNG carriers and FSRU. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG carrier or FSRU time charters are awarded based upon a variety of factors relating to the vessel operator, including but not limited to:

•LNG shipping and FSRU experience and quality of ship operations;
•shipping industry relationships and reputation for customer service and safety;
•technical ability and reputation for operation of highly specialized vessels, including FSRUs;
•quality and experience of seafaring crew;
•the ability to finance FSRU and LNG carriers at competitive rates, and financial stability generally;
•construction management experience, including, (i) relationships with shipyards and the ability to secure suitable berths and (ii) the ability to obtain on-time delivery of new LNG carriers according to customer specifications;
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

As of April 16, 2021, we had seven LNG carriers and one FSRU operating in the spot market within the Cool Pool. Please see "Item 4. Information on the Company - B. Business Overview" for further detail. The spot market refers to charters for periods of up to twelve months or less. Spot/short-term charters expose the Cool Pool to the volatility in spot charter rates, which can be significant. In contrast, medium to long-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot market during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. The charter rates payable in the spot market are uncertain and volatile and will depend upon, among other things, economic conditions in the LNG market.

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

Our operations are subject to risks related to outbreaks of infectious diseases, including the ongoing COVID-19 pandemic, which has been spreading around the world since December 2019. Many countries worldwide, affected by the outbreak, declared national emergencies due to the outbreak. The COVID-19 outbreak has negatively affected economic conditions and energy prices have fallen significantly. The COVID-19 outbreak has also negatively affected the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. However, to date our operations have been impacted in the following ways:

•crew changes have been cancelled and/or delayed due to port authorities denying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place, and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries which have closed their borders;
•the inability to complete scheduled engine overhauls, routine maintenance work, and management of equipment malfunctions;
•shortages or a lack of access to required spare parts for our vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor of shipyards or contractors or due to other business disruptions;
•needing to find new, remote means to complete vessel inspections and related certifications by class societies, customers or government agencies – such remote inspections fail to identify underlying conditions visible only through physical onboard inspections;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements; and
•receipt of a force majeure notice relating to the Gimi GTA Project; however in October 2020, we confirmed a revised project schedule with BP and notice has been given and received by us and BP that no FM Event (as defined in the LOA) is ongoing (refer to “Risks Related to the Gimi GTA Project” above for further information).

Given the recent fluidity of developments and the extensive response to the outbreak, we are continually receiving updated information and are constantly reassessing the impact of COVID-19 on our operations. Measures that we are taking in response to COVID-19 include:

•The timing of crew rotations remains dependent on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call, however we are managing to make limited crew changes where possible;
•We have sought to financially support our seafarers while on shore leave (typically, in line with maritime standards and the Maritime Labour Convention, seafarers are not paid whilst on shore leave); we have ensured that all Golar crew members are paid some of their salaries whilst they are unable to board a vessel and work, to support them and their families through this challenging period;
•Restrictions in place at ports led to increased provisioning costs to obtain supplies;

•Arrangements to accept delivery of additional spare parts and critical supplies are made where possible in our supply chains;
•Planned engine overhaul and routine maintenance services have been cancelled where possible, and arrangement for remote servicing of equipment are being made wherever possible;
•Non-critical boardings are being cancelled, current visits are being limited to vettings inspectors, pilots and port officials where allowed, and procedures have been implemented on board to limit the risk of human-to-human transmission from visiting personnel;
•More extensive use of remote ship visits by our management and support functions;
•Our global offices are monitoring applicable local legislation and social distancing guidelines to minimize the opportunity for human-to-human transmission, IT systems and network capacity have proven to be robust, and no interruption to business support functions and no implications on financial reporting systems or internal controls over financial reporting have been identified;
•We provide mental health support for our seafarers and global workforce through membership in organizations providing hotline support and introducing a forum for virtual sharing and collaboration on mental health concerns; and
•We are permitting flexible working arrangements for our people and non-critical projects have been postponed.

Potential worker shortages due to the COVID-19 outbreak and travel and social distancing restrictions imposed by governments or corporate policies could impose constraints on our ability to comply with deadlines and requirements set forth in environmental laws and regulations to which our operations are subject, including inspection, monitoring, reporting, certification, and training requirements. Although some environmental authorities have indicated they may exercise enforcement discretion with respect to non-compliance with routine obligations caused by COVID-19, there can be no assurance that enforcement discretion will be exercised in the event we are unable to comply with environmental laws and regulations. For a discussion of environmental laws and regulations affecting our business and operations, please see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations”.

Trading prices of our shares have declined significantly during 2020 and may continue to decline in future periods, due in part to the impact of COVID-19. Failure to control the continued spread of COVID-19 could significantly impact economic activity and demand for our vessels, which could further negatively affect our vessel values, our business, our ability to refinance our debt, financial condition, results of operations, cash flows, liquidity and cash available for distribution and could result in further declines in our share price.

•A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks, the majority of which are provided by Golar Management, to conduct our operations, administer our business, collect payments from customers and to pay agents, vendors and employees. Our data protection measures and measures taken by our customers, agents and vendors may not prevent unauthorized access of information technology systems. Threats to our information technology systems and the systems of our customers, agents and vendors associated with cybersecurity risks or attacks continue to grow. Threats to our systems and our customers’, agents’ and vendors’ systems may derive from human error, fraud or malice or may be the result of accidental technological failure. Our business operations could also be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations and the availability of our vessels and facilities, or lead to unauthorized release of information or alteration of information in our systems. In addition, breaches to our systems and systems of our customers, agents and vendors could go unnoticed for some period of time. Any such attack or other breach of our information technology systems, or failure to effectively comply with applicable laws and regulations concerning privacy, data protection and information security, could have a material adverse effect on our business and results of operations.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-

compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

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

A material decrease in the supply of technically skilled officers or an inability to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially and adversely affect our business, financial condition and results of operations. In particular FLNGs require a technically skilled officers and staff with specialized training. If we are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels particularly as we take delivery of our converted FLNG vessels.

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

We have entered into, and in the future may enter into, contracts, charter contracts, newbuilding contracts, vessel conversion contracts, credit facilities with banks, sale and leaseback contracts, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of the counterparty, the condition of the maritime and offshore industries, charter rates received for specific types of vessels, and work stoppages or other labor disturbances, including as a result of the recent outbreak of COVID-19. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Although we always intend to defend such matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition. Please read “Item 8 Financial Information-Legal Proceedings and Claims”

•We will have to make additional contributions to our pension scheme because it is underfunded.

We provide pension plans for certain of our current and former marine employees. Members do not contribute to the plans and they are closed to any new members. As of December 31, 2020, one of the plans is underfunded by $40.4 million. We may need to increase our contributions in order to meet the schemes' liabilities as they fall due, or, to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

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

Please refer to “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Vessel Market Values” for further information.

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

Risks associated with our remaining investment

•We have an equity investment in Avenir that is subject to the risks related to Avenir’s business.

As of December 31, 2020, we invested $34.1 million in Avenir LNG Ltd, a joint venture with Stolt-Nielsen Ltd ("Stolt Nielsen") (an entity affiliated with our director Niels Stolt Nielsen) and Höegh LNG Holdings Ltd ("Höegh") for the pursuit of opportunities in small-scale LNG. The value of our investment and the income generated from our investment are subject to a variety of risks, including the risks related to Avenir’s business. In turn, Avenir’s business is subject to a variety of risks, including, among others, any inability of the joint venture partners to successfully work together in the shared management of Avenir, any inability of Avenir to identify and enter into appropriate projects, any inability of Avenir to obtain sufficient financing for any project it identifies, any failure of small-scale LNG projects Avenir has invested in, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us, including those impacting the overall economy as a result of COVID-19.

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

Due in part to COVID-19 outbreak as well as actions by OPEC members and other oil producing countries, energy prices have declined significantly during 2020. If the energy price environment remains low for a prolonged period of time, this could materially and adversely affect our business. In April 2020, oil, natural gas and LNG prices reached their lowest levels since 2002. Although energy prices recovered in the last quarter of 2020 from such lows, demand for energy remains below levels before the pandemic. A continuation of current low natural gas and LNG prices could negatively affect us in a number of ways, including the following:

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

•Our vessels may call on ports located in countries that are subject of sanctions or embargoes imposed by the U.S. or other governmental authorities, which could lead to monetary fines or penalties and adversely affect our reputation and the market for our common shares.

Although no vessels operated by us have called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of applicable sanctions or embargo laws in 2020, and we endeavor to take precautions reasonably designed to mitigate such risk, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on our charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the governments of the U.S., EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could negatively impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with U.S. embargoed countries or countries identified by the U.S. government as state sponsors of terrorism and certain financial institutions may have policies against lending or extending credit to companies that have contracts with U.S. embargoed countries or countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares or the determination by these financial institutions not to offer financing may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their government. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

The Chinese economy was significantly and adversely affected by the global COVID-19 pandemic. The quarterly year-over-year growth rate of China's GDP was approximately 2.3% for the year ended December 31, 2020, as compared to approximately 6.0% for the year ended December 31, 2019, following the outbreak of COVID-19, leading to an economic contraction in 2020. The International Monetary Fund has warned that continuing geopolitical tensions between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, as further described below, we cannot assure you that the Chinese economy will not continue to contract in the future.

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

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the shipping industry, and therefore, our charterers and their business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

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

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” a majority of voters in the U.K. voted to exit the European Union and on December 31, 2020, the U.K. formally exited the European Union. Brexit could potentially disrupt the free movement of goods, services and people between the UK and the European Union, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the UK and the European Union or other nations as the UK pursues independent trade relations. In addition, Brexit leads to legal uncertainty and potentially divergent national laws and regulations as the UK replaces or replicates European Union laws. On December 24, 2020, the European Commission reached a trade agreement with the U.K. on the terms of its future cooperation with the E.U. (the “Trade Agreement”). The Trade Agreement offers U.K. and EU companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the EU will now be on more restricted terms than existed previously. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the UK from the European Union would have and how such withdrawal would affect our business. In addition, Brexit may lead other European Union member countries to consider referendums regarding their European Union membership. Any of these events, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty and harm our business and financial results.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing response to and liability for oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. In addition, our vessels are subject to safety and other requirements of the classification societies that certify that our vessels are safe and seaworthy in accordance with the applicable rules and regulations of the vessel’s country of registry and the International Convention for Safety of Life at Sea ("SOLAS"). Compliance with and limitations imposed by these laws, regulations, treaties, conventions, and other requirements, and any future additions or changes to such environmental, health, safety and maritime conduct laws or requirements applicable to international and national maritime trade, may increase our costs and/or limit our operations and have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see “Item 4. Information on the Company—B. Business Overview” below for a more detailed discussion on these topics.

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

On January 20, 2021, the Biden Administration came into office in the United States and immediately issued a number of executive orders related to environmental matters. In general, the administration has communicated that it plans to enact regulations and policies to address climate change and to suspend, revise, or rescind, prior agency actions that are identified as conflicting with the Biden Administration’s climate policies. The Biden Administration has also issued other orders that could ultimately affect our business, such as the executive order rejoining the Paris Agreement on February 19, 2021, and could seek, in the future, to put into place additional executive orders, policy and regulatory reviews, and seek to have Congress pass legislation that could enhance emissions regulations or adversely affect the production of oil and gas assets and our operations and those of our customers. Because regulation of greenhouse gas emissions is relatively new, further regulatory, legislative, and judicial developments are likely to occur. Such developments in greenhouse gas initiatives may affect us and other companies operating in the oil and gas industry. In addition to these developments, recent judicial decisions have allowed certain tort claims alleging property damage to proceed against greenhouse gas emissions sources, which may increase our litigation risk for such claims. Due to the uncertainties surrounding the regulation of and other risks associated with greenhouse gas emissions, we cannot predict the financial impact of related developments on us. Federal or state legislative or regulatory initiatives that regulate or restrict emissions of greenhouse gases in areas in which we conduct business could adversely affect the availability of, or demand for, our assets, vessels and the cargoes transported on our vessels. Reductions in our revenues or increases in our expenses as a result of climate control initiatives could have adverse effects on our business, financial condition, results of operations, or cash flows.

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

•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of liquefaction, transportation and regasification of LNG in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies engaged in the liquefaction, transportation and regasification of LNG, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

The market price of our common shares has fluctuated widely since they began trading on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. Over the last few years, the stock market has experienced price and volume fluctuations, especially in recent times due, in part, to the global outbreak of COVID-19. In 2020, the closing market price of our common shares on Nasdaq ranged from a low of $5.45 on May 2020 to a high of $14.66 per share in January 2020. On April 16, 2021, the closing market price of our common shares on Nasdaq was $10.49 per share.

The market price of our common shares may experience extreme volatility in response to many factors, including factors that may be unrelated to our operating performance or prospects such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions caused by the global COVID-19 outbreak, the general state of the securities market, and other factors, many of which are beyond our control.

Furthermore, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Therefore, there can be no guarantee that our stock price will remain at current prices and we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

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

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative tax jurisdictions. The E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries, E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Bermuda exempted company incorporated under Bermuda law with principal executive offices in Bermuda. Certain of our subsidiaries are Marshall Islands entities. Both Bermuda and the Marshall Islands have enacted, and may enact further or amended, economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity must comply with economic substance requirements set out in the legislation. Regulations adopted in the Marshall Islands require certain entities that carry out particular activities to comply with an economic substance test and satisfy certain reporting obligations.

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

•We could be treated as or become a “passive foreign investment company”, which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income during the taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets during such taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position.

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, there can be no assurance that we will not become a PFIC for the current or any future taxable year as a result of changes in our operations or assets, including as a result of the Hygo Merger and the GMLP Merger. In this regard, the NFE common stock that we received as consideration in the Hygo Merger generally is considered to be an asset that produces or is held for the production of passive income for purposes of the PFIC tests. We are continuing to analyze the potential effects of our ownership of NFE common stock on our PFIC status.

If we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make a certain election available (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section of this annual report entitled “Taxation” under “Item 10. Additional Information E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Overview

We provide infrastructure for the liquefaction, transportation and regasification of LNG. We are engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers. As of April 16, 2021, our fleet comprises ten LNG carriers, one Floating Storage Regasification Unit (“FSRU”) and two Floating Liquefaction Natural Gas vessels (“FLNGs”) (including one vessel under conversion to a FLNG). We also operate external vessels, under management agreements, fourteen vessels in NFE and one vessel in LNG Hrvatska.

We have successfully repurposed existing LNG carriers into FSRUs and FLNGs that capture higher margins and allow us to operate across the entire LNG mid-stream. We aim to use our marine expertise and innovative floating LNG assets to provide the most competitive LNG solution to monetize natural gas reserves and deliver LNG. As of January 1, 2021, our minimum committed contract revenue backlog is approximately $5.8 billion.

We are listed on Nasdaq under the symbol “GLNG”. We were incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +1 441 295 4705. Our principal administrative offices are located at The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom and our telephone number at that address is +44 207 063 7900. The Commission maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the Commission, can be obtained from the Commission’s website at (http://www.sec.gov) or from the “SEC filings” tab in the “Investor Relations” section of our website (www.golarlng.com). Information contained on our website does not constitute part of this annual report.

Business Strategies

We believe that gas has a critical role to play in providing cleaner and affordable energy for many years to come. Our pioneering infrastructure assets provide safe, competitive and sustainable ways of liquefying, transporting and turning gas into energy across the world. Our mission is to be recognized as a learning organization with an outstanding reputation for safe, reliable and cost-effective operations; to employ and develop talented people who can see the impact of what they do; to develop a pipeline of new LNG infrastructure opportunities and convert the best opportunities into world class projects; and to be a great business partner, where combining skills and resources make a big difference.

Our strategic focuses are:

•Build on the success of Hilli to develop new FLNG opportunities: We offer resource holders a low-cost quick delivering solution to monetize stranded gas reserves. Our FLNG investment proposition is built on a sound technical and commercial offering, derived from structurally lower unit capital costs and short lead times. FLNG allows smaller resource holders to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For established LNG industry participants, the prospect of our low-cost, low-risk, fast-track, small footprint FLNG solution provides a compelling alternative to traditional land-based projects. Following the re-emergence of strong returns in the upstream business, we will revisit opportunities to use our unique FLNG technology and operational experience to increase our potential upstream exposure.

•Operate a high-quality, first class LNG carrier fleet: We own and manage a fleet of high-quality LNG carriers. The majority of these vessels use fuel efficient propulsion and low boil-off technology and are compatible with most LNG loading and receiving terminals worldwide. Our shipping strategy will continue to prioritize longer term utilization over short-term opportunities. On an opportunistic basis and over time, we hope to also convert some of our LNG carriers into FLNGs and FSRUs.

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

In July 2018, we and affiliates of Keppel and Black & Veatch (together, the "Sellers"), completed the sale ("Hilli Disposal") to Golar Partners of common units in our consolidated subsidiary Hilli LLC (the "Hilli Common Units"), which owns Hilli Corp, the disponent owner of the Hilli for $658 million, less 50% of our net lease obligations. Please refer to Item 18 - Financial Statements: note 5, "Variable Interest Entities" of our consolidated financial statements included herein for further information.

On January 13, 2021, Golar Partners entered into Agreement and Plan of Merger (the “GMLP Merger Agreement”) with NFE, Golar GP LLC, the general partner of Golar Partners (the “General Partner”), Lobos Acquisition LLC, a limited liability company and a wholly-owned subsidiary of NFE (“GMLP Merger Sub”), and NFE International Holdings Limited, a private limited company and a wholly-owned subsidiary of NFE (“GP Buyer”), pursuant to which, on April 15, 2021, GMLP Merger Sub merged with and into Golar Partners (the “GMLP Merger”), with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE..

Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash. Upon the closing of the GMLP Merger, we received $75.7 million in cash for the 21,333,586 Golar Partners common units owned by us immediately prior to the completion of the GMLP Merger. Concurrently with the consummation of the GMLP merger, the incentive distribution rights (“IDRs”) of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof. Concurrently with the completion of the GMLP Merger, GP Buyer purchased from us all of the outstanding membership interests in the General Partner for which we received consideration of $5.1 million, which is equivalent to $3.55 per general partner unit of Golar Partners.

b.Hygo

    To further develop and finance our LNG based downstream investment opportunities, we formed Hygo in June 2016. Hygo was a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners (“Stonepeak”). Hygo provides integrated downstream LNG solutions to underserved markets by delivering low cost, environmentally sound energy alternatives to consumers around the world. Hygo's business include (i) its network of existing and development stage marine LNG import terminals, (ii) its ownership of interests in existing and development stage large-scale power plants backed by high quality offtakers, and (iii) the downstream distribution of LNG from its terminals via marine and onshore logistics to major demand centers in Brazil.

Hygo has a 50% interest in Centrais Eléctricas de Sergipe S.A. (“CELSE”), that was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515 megawatts located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil. Commercial operations and revenues from the power plant commenced on March 21, 2020.

As of December 31, 2020, Hygo also owned an operating FSRU terminal in Sergipe, Brazil (the “Sergipe Terminal”) and is developing two further FSRU terminals in Pará, Brazil (the “Barcarena Terminal”) and Santa Catarina, Brazil (the “Santa Catarina Terminal”). A floating storage unit (“FSRU”) project is also being developed at Suape, Brazil. Hygo’s fleet consists of the Golar Nanook, a newbuild FSRU moored and in service at the Sergipe Terminal, and two operating LNG carriers, the Golar Celsius and the Golar Penguin, which are expected to be converted into FSRUs in the future.

On January 13, 2021, we entered into an Agreement and Plan of Merger (the “Hygo Merger Agreement”) with NFE, Hygo, Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak, and Lobos Acquisition Ltd., a wholly-owned subsidiary of NFE (“Hygo Merger Sub”), pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo (the “Hygo Merger”), with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE. Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s common stock and $580 million in cash. Upon the consummation of the Hygo Merger, we received 18,627,451 shares of NFE common stock and $50 million in cash, and Stonepeak received 12,745,098 shares of NFE common stock and $530 million in cash, which included a cash settlement of its preferred equity tranche of $180 million.

c.Avenir LNG Limited (“Avenir”)

In October 2018, Avenir issued a private placement of 99 million shares, which was successfully completed at a subscription price of $1.00 per share. We subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25% of the shares placed. The investment is part of a combined commitment of up to $182.0 million from Stolt-Nielsen (an entity affiliated with one of our directors, Niels Stolt-Nielsen), Höegh and us for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand, the development of LNG bunkering services and supply to the transportation sector.

Subsequent to the placement of an additional 11 million shares with other investors in November 2018 and the subscription of an additional 9.4 million from the equity shortfall offering in 2020, we and Höegh each currently hold a 23.1% share in Avenir, with Stolt-Nielsen holding 46.3%, and the remaining 7.5% being held by a group of institutional and other professional investors. Avenir currently has four small-scale LNG newbuilds and, two small-scale LNG carriers under construction and holds an 80% interest in an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia.

BP Greater Tortue Ahmeyim project

In February 2019, Golar entered into a Lease and Operate Agreement (“LOA”) with BP for the charter of a FLNG unit, Gimi, to service the Gimi GTA Project for a 20-year period, and the Gimi was delivered to the shipyard in Singapore to commence her conversion. The Gimi will liquefy gas as part of the first phase of the Gimi GTA Project and will be located at an innovative nearshore hub on the Mauritania and Senegal maritime border. The Gimi is designed to produce an average of approximately 2.5 million tonnes of LNG per annum, using the Black & Veatch “Prico” liquefaction process, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

In April 2020, we announced that we had received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. The notice received from BP claimed that due to the recent outbreak of COVID-19 around the globe, it was unable to be ready to receive the Gimi on the 2022 target connection date, with an expected delay in the order of 11 months. A force majeure claim from the conversion shipyard was also received.

In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project. The revised project schedule will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months. Notice has been given and received by us and BP that no FM Event (as defined in the LOA) is ongoing. Except for the target connection date extension, the terms of the LOA are unchanged. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedules, respectively, for the Gimi GTA Project.

Floating Ammonia Production, Carbon Capture, Green LNG and other emerging technologies

In November 2020, we entered into a collaboration agreement with B&V to research and, if appropriate, develop solutions in the field of floating ammonia production, carbon capture, green LNG and hydrogen. We bring to the relationship our deep experience of delivering and operating paradigm shifting low cost floating LNG infrastructure that works, and B&V, as a leading provider of LNG technology also bring a deep expertise in green technologies. Any project development and implementation that follows the initial research and investigation stages above will be subject to a separate commercial agreement between the two companies. We have published the first of our thought leadership papers on floating ammonia production written jointly with Black and Veatch on November 19, 2020.

B.      Business Overview

Prior to December 31, 2020, we reported that we operated in three reportable segments, “Vessel and other operations”, “FLNG” and “Power”. In the fourth quarter of 2020, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. Due to this change, management has concluded that we provide four distinct services and operate in four reportable segments:

•Shipping – We operate and subsequently charter out LNG carriers on fixed terms to customers. We own one FSRU, the Golar Tundra which is trading as an LNG carrier.
•FLNG – We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi, and one LNG carrier earmarked for conversion, the Gandria.
•Power – We had a 50/50 joint venture, Hygo, with private equity firm Stonepeak. Hygo offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminals, power generation and small-scale LNG distribution infrastructure.
•Corporate and other – Based on the business activities of vessel management and administrative services and also includes our corporate overhead costs.

Shipping segment

As of April 16, 2021, our shipping fleet comprises nine LNG carriers and one FSRU.

LNG Carriers

LNG carriers are designed to transport LNG between liquefaction facilities and import terminals, where LNG is then regasified. Our LNG carriers use the LNG that naturally boils off during transportation in their propulsion system. According to industry analysts, based on the ramp up profile of LNG terminals that recently commenced operations, together with new facilities scheduled to commence operations in 2021, about 9 million tons of new LNG, mainly from the United States and Russia, will be available in 2021.

While COVID-19 derailed initial forecasts, LNG demand still grew with trade reaching 360 million tonnes in 2020. The industry reacted swiftly to changing market conditions by adjusting supply, particularly out of the US, Malaysia and Egypt. With the exception of one small project, there were no new LNG supply investment decisions in 2020. LNG prices remained volatile, hitting a record low in 2020 before rebounding to a record high in early 2021. Carrier rates responded accordingly, with low spot rates over the summer of 2020 being replaced by record high rates in early 2021. New demand in Asia and elsewhere, stimulated by low LNG prices and a growing emphasis on cleaner burning fuels, could cause overall demand for LNG to exceed supply much earlier than expected at the peak of the initial COVID-19 outbreak.

LNG Croatia undergoing commissioning prior to her disposal to LNG Hrvatska

FSRUs

Floating LNG regasification projects first emerged as a solution to the difficulties and protracted process of obtaining permits to build shore-based LNG reception facilities (especially along the North American coasts). Due to their offshore location, FSRU facilities are less likely than onshore facilities to be met with resistance in local communities, which is especially important in the case of a facility that is intended to serve a highly populated area where there is a high demand for natural gas. As a result, it is usually easier and faster for FSRUs to obtain necessary permits than for comparable onshore facilities. FSRU projects can typically be completed in less time (2 to 3 years compared to 4 or more years for land-based projects) and at a significantly lower cost (20-50% less) than land-based alternatives. In addition, FSRUs offer a more flexible solution than land-based terminals in some instances. They can be used as an LNG carrier, a regasification shuttle vessel or permanently moored as a FSRU. They can also be relocated relatively easily if market dynamics change. FSRUs offer a fast track regasification solution for markets that need immediate access to LNG supply. FSRUs can also be used as bridging solutions until a land-based terminal is constructed. In this way, FSRUs are both a replacement for, and complement to, land-based regasification alternatives.

The following table lists our current shipping fleet as of April 16, 2021:

Vessel Name	Year of Delivery	Capacity Cubic Meters	Flag	Type	Charterer/ Pool Arrangement	Current Charter Expiration
Golar Arctic	2003	140,000	Marshall Islands	LNGC Membrane	A major European trading company	2022
Golar Bear (1)	2014	160,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Crystal (1)	2014	160,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Frost (1)	2014	160,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Glacier (1)	2014	162,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Ice (2)	2015	160,000	Marshall Islands	LNGC Membrane	Spot Market	N/A
Golar Kelvin (1)	2015	162,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Seal (1)(3)	2013	160,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Snow (1)	2015	160,000	Marshall Islands	LNGC Membrane	Cool Pool	2021 - 2024
Golar Tundra (1)	2015	170,000	Marshall Islands	FSRU Membrane	Cool Pool	2021 - 2024
(1)Vessels in the Cool Pool allow certain substitution rights which means that any vessel within the Cool Pool is interchangeable with another vessel of the same/similar technical specification and may not be considered to be dedicated to a particular charterer. Furthermore, pool earnings are aggregated and then allocated to the pool participants in accordance with the number of days each of their vessels are entered into the pool during the period.
(2)One of Golar Ice's electric motors has broken down, however the vessel is able to function at a reduced speed which is in compliance with safety and vessel requirements imposed by the classification societies. The vessel is currently trading in the spot market ahead of her scheduled repairs in the second half of 2021.
(3)We have exercised our substitution rights for the Golar Seal to service the remaining committed chartering period of the Golar Penguin from March 8, 2021.

The Cool Pool

In October 2015, we entered into an LNG carrier pooling arrangement with GasLog Carriers Ltd (“GasLog”) and Dynagas Ltd (“Dynagas”) to market our vessels operating in the LNG shipping spot market. In June 2018 and July 2019, Dynagas and GasLog exited the pooling arrangement, respectively. Following the exit of GasLog from the Cool Pool, we began consolidating the Cool Pool. From that date, the Cool Pool ceased to be an external customer, and we no longer account for the Cool Pool as a collaborative arrangement.

The Cool Pool allows the pool participants to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of the LNG shipping market by providing customers with reliable, innovative and more flexible solutions to meet their increasingly complex shipping requirements. Under the Pool Agreement, the Cool Pool Limited (“Pool Manager”) is responsible, as agent, for the marketing and chartering of the participating vessels and for paying other voyage costs such as port call expenses and brokers' commissions in relation to employment contracts. Each of the pool participants continues to be fully responsible for the financing, insurance, manning and technical management of their respective vessels. As of April 16, 2021 the Cool Pool comprised of ten vessels, of which eight were contributed by us and two by Hygo.

FLNG segment

Compared to onshore terminals, FLNG is in the early stage of development. Our FLNG offer a solution for stranded reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves to LNG. In addition, most FLNGs offer a more viable economic solution to the traditional giant land-based projects as they can be relatively easily re-deployed. Golar’s liquefaction solutions place liquefaction technology on board existing LNG carrier using a rapid low-cost execution model resulting in a construction and commissioning time of approximately four years. Golar is the only company in the world to have entered into agreements for the long-term employment of FLNGs based on the conversion of an existing LNG carrier.

The following table lists our vessels under the FLNG segment as of April 16, 2021:

Vessel Name	Year of Delivery	Capacity	Flag	Type	Customer	Current Charter Expiration	Charter Extension Options
Hilli Episeyo (1)	2017	2.4 mtpa	Marshall Islands	FLNG Moss	Perenco/SNH	2026	N/A
Gimi (2)	Conversion in progress	2.45 mtpa	Marshall Islands	FLNG Moss	BP	2043	N/A
Gandria (3)	Earmarked for conversion	126.000 cubic meters	Marshall Islands	Moss	Not applicable	N/A	N/A
(1)The Hilli was converted into a FLNG from a LNG carrier which was originally constructed in 1975. She commenced her operations under the LTA with the Customer in May 2018. The existing LTA is for two of the four liquefaction trains and provides the Customer the option to increase liquefaction production. Our economic ownership interest in the Hilli comprises 44.6% of the common units and 89.1% of each of the Series A Special Units and Series B Special Units in Golar Hilli LLC, the indirect disponent owner of Hilli.
(2)The Gimi was delivered to the Keppel shipyard in Singapore in early 2019 to undergo conversion from a LNG carrier to a FLNG. In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project. which will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months. Except for the target connection date extension, the terms of the LOA remain unchanged. We have 70% ownership interest in the Gimi.
(3)The Gandria is currently in lay-up and earmarked for conversion into a FLNG vessel. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed.

The Hilli
The Hilli on her way to Cameroon

The Hilli conversion was completed in October 2017 and was accepted by the customer in May 2018 (the “Acceptance Date”). Under the LTA, the Hilli is scheduled to provide liquefaction services until the earlier of (i) eight years from the Acceptance Date, or (ii) the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. In March 2021, we signed an amendment to the LTA with the Customer and extended the original term of the LTA until July 2026. Under the terms of the LTA, the Hilli is required to make available 1.2 million tonnes of liquefaction capacity per annum, this capacity will be spread evenly over the course of each contract year. From January 2020, the Customer will compensate Hilli Corp annually for overproduction of annual base liquefaction tonnage. The Customer will pay Hilli Corp a monthly tolling fee, which consists of a fixed element of hire and also an element related to the price of Brent crude oil where we receive incremental tolling fees when the price rises above $60 per barrel.

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
As of April 16, 2021, the Hilli was in the process of offloading its 54th cargo which is approximately 3.48 million tonnes, with 100% commercial uptime maintained.
Power segment
Hygo's purpose is to convert, construct, acquire, own and operate FSRUs and associated energy infrastructure to develop projects that encourage the use of natural gas as a cheaper and cleaner source of fossil fuel based energy generation to complement renewable energy and to replace oil-derived liquid fuels. Hygo is currently operating a combined cycle power plant in Brazil with its investment partner Eletricidade do Brasil S.A. ("Ebrasil"). Located near Aracaju, in the state capital of Sergipe, the 1.5GW power station is the largest operational thermal power station in South America, will supplement hydropower during dry seasons and will help meet the growing demand for electricity in the region. The power station will provide power capacity for 25 years from January 2020, in accordance with previously executed Power Purchase Agreement ("PPA") contracts awarded by the Brazilian Government in 2015. CELSE’s revenues for the sale of energy under the PPAs include (i) a fixed Brazilian real denominated revenue component (indexed for inflation) for the availability of the power plant, and (ii) a variable revenue component based on the MWh amount of energy generated, if any. Each purchaser under the PPAs has executed a security agreement, providing for the encumbrance of part of each purchaser’s revenues to ensure the satisfaction of its payment obligations under its PPAs. Hygo's primary source of revenue is the Sergipe power station and the Golar Nanook lease and the time charter revenues of two LNG carriers, Golar Celsius and Golar Penguin operating in the Cool Pool.

Following the completion of the Hygo Merger on April 15, 2021, our Power business ceased to meet the definition of an operating segment. See “Item 5. Operating and Financial Review and Prospects Significant Developments in Early 2021 Hygo Merger.”

Corporate and other segment
Golar Management, our wholly-owned subsidiary which has its offices in London, Oslo, Kuala Lumpur and Split, provides commercial, operational and technical support, crew management services and supervision and accounting and treasury services. Golar Management is reimbursed for reasonable costs and expenses it incurs in connection with the provision of these services.
In connection with the closing of the GMLP Merger and the Hygo Merger, Golar Management entered into separate ship management agreements for each applicable vessel with Golar Partners and Hygo to provide ship management, pursuant to which Golar Management will provide certain technical, crew, insurance and commercial management services for the related vessels in accordance with sound ship management practice, transition services agreements, pursuant to which Golar Management will provide certain administrative and consulting services to Golar Partners and Hygo commencing on the date the transition services agreements are entered into; and Bermuda Services Agreements, pursuant to which Golar Bermuda will act as Golar Partners’ and Hygo’s registered office in Bermuda and will provide certain corporate secretarial, registrar and administration services to Golar Partners and Hygo.

We also provide ship management services for the LNG Croatia for LNG Hrvatska in accordance with the operation and maintenance agreement for 10 years with renewal options following its sale in December 2020.
Competition

We operate in competitive markets that are based primarily on supply and demand.

Competition for carrier and FSRU charters is based primarily on price, operational track record, LNG storage capacity, efficiency of the regasification process, vessel availability, size, age and condition and relationships with customers. In addition, some FSRUs may operate as LNG carriers between charters and during periods of increased FSRU competition.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. There are currently only five operational FLNGs worldwide and two further FLNGs currently under construction. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG for heating in the Northern Hemisphere increased in colder weather and declined in warmer weather. In general, the LNG vessel industry, has become less dependent on the seasonal transport of LNG than it was 15 years ago. The advent of FSRUs has opened new markets and uses for LNG and has helped reduce the impact of seasonality. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. There is however a tendency for a weaker vessel market in the periods between winter and summer.

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

Under our charters, we are responsible for the technical management of the vessels which our subsidiaries assist us by managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to ship management and administrative services agreements with certain of our subsidiaries, access to human resources, financial and other administrative functions.

These functions are supported by on board and onshore systems for maintenance, inventory, purchasing and budget management. In addition, our day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repairs, and spare parts requisition.

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

The current protection and indemnity insurance coverage for pollution is $250 million per incident for the Hilli and $1 billion per vessel per incident for all other vessels. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $8.2 billion per accident or occurrence. We are a member of Gard and Skuld P&I Clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs' claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the hull and machinery, hull and cargo interests, protection and indemnity and loss of hire insurances have confirmed that they will consider FSRU as vessel for the purpose of providing insurance. For the FSRU we have also arranged an additional comprehensive general liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

Our operations utilize a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries assist us in managing our vessel operations. Golar Management Norway ("GMN"), received its ISO 9001 certification for a quality management system in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM, on a fully integrated basis.

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

All insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic, Golar Frost and Golar Bear are certified by the American Bureau of Shipping. All of our other vessels are certified by Det Norske Veritas GL. Both societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class” other than two vessels, the Gimi and the Gandria, with the Gimi in Keppel's shipyard in Singapore for her conversion into a FLNG, and the Gandria currently in lay up.

We carry out inspections of the vessels on a regular basis; both at sea or while the vessels are in port or following COVID-19 restrictions, on a remote basis where applicable. The results of these inspections, which are conducted both in port and while underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

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

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar in nature to the U.S. laws referenced below. GMN provides technical management services for our vessels, is certified in accordance with the International Maritime Organization's (“IMO”) standard for ISM and operates in compliance with the International Standards Organization (“ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

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

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”), published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

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

MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All our vessels delivered or drydocked since May 19, 2005 have been issued IAPP Certificates.

 Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% the sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous 3.5% sulfur cap. The 0.5% sulfur cap is generally referred to IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Our vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn gas only in their boilers when alongside a berth. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new diesel engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.

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

Clean Air Act

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

Anti-Fouling Requirements
Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels. Our vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention, which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean up of the environment from oil spills. OPA affects all owners and operators whose vessels trade or operate within the U.S., its territories and possessions, or whose vessels operate in the waters of the U.S., which includes the U.S. territorial seas and its 200 nautical mile exclusive economic zone. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances whether on land or at sea. While OPA and CERCLA would not apply to the discharge of LNG, these laws may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA, vessel owners and operators, are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these damages broadly to include:

•injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
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
The limits of OPA liability are the greater of $2,300 per gross ton or $19.9 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our ship owning subsidiaries that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business and ability to make distributions to our shareholders. We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

 Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, (“the Bunker Convention”), entered into force on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

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

Installation of ballast water treatments systems (“BWTS”), is required on all our LNG Carriers and as of December 31, 2020, all our operational LNG carriers have BWTS installed.

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

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA is directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. The 2013 VGP was scheduled to expire in December 2018, however, under VIDA the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

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

Currently, emissions of greenhouse gases from international shipping are not subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, European Commission initiated a three-step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long term. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and called for action by either IMO or the European Union to address emissions from the international transport sector from 2023. The first step of the three-step strategy initiated in 2013 was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions and other information. On September 15, 2020, the European Parliament approved draft legislation, which has not yet been finalized, that would include GHG emissions from large vessels in the EU emissions trading system as of January 1, 2022 and include methane emissions in monitoring, reporting and verification requirements applicable to vessels. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% relative to 2008 levels, by 2030, and apply even deeper cuts by 2050.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption, with the first year of data collection having commenced on January 1, 2019. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In May 2019, the MEPC approved for adoption at its April 2020 session further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments would accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. At the October 2016 MEPC session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool. (“IMO GHG Strategy”).

In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) or above rating. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The draft MARPOL Annex VI amendments will be proposed for formal adoption at the 2021 MEPC session and, once adopted, are expected to enter into force on January 1, 2023.

In the United States, the EPA issued a finding that greenhouse gases endanger public health and safety and has adopted regulations that regulate the emission of greenhouse gases from certain sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Other Regulations

Our LNG vessels may also become subject to the International Convention on Liability and Compensation for Damage Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, including liquefied gases. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In July 2019, South Africa became the 5th state to ratify the protocol. At least 7 more states must ratify or accede to the treaty for it to enter into effect.

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

C.            Organizational Structure

For a full list of our subsidiaries, please see Exhibit 8.1 to this annual report and note 4 "Subsidiaries" of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli LLC, Hilli Corp and Gimi MS Corporation ("Gimi MS").

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled "Vessel Operations".

We do not own any interest in real estate. We lease approximately 10,700 square feet of office space in London and approximately 32,000 square feet of office space in Oslo. For our ship management operations, we lease approximately 4,200 square feet of office space in Malaysia, approximately 5,500 square feet of office space in Croatia, approximately 2,500 square feet of office space in Bermuda and approximately 2,100 square feet of office space in Cameroon.

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

Significant Developments in Early 2021

GMLP Merger

On January 13, 2021, Golar Partners entered into the GMLP Merger Agreement with NFE and certain of NFE’s subsidiaries. The GMLP Merger valued Golar Partners at an enterprise value of approximately $1.9 billion and an equity value of $251.1 million at $3.55 per unit.

Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash. Upon the closing of the GMLP Merger, we received $75.7 million in cash for the 21,333,586 Golar Partners common units owned by us immediately prior to the completion of the GMLP Merger. Concurrently with the consummation of the GMLP merger, the IDRs of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof. Concurrently with the completion of the GMLP Merger, GP Buyer purchased from us all of the outstanding membership interests in the General Partner for which we received consideration of $5.1 million, which is equivalent to $3.55 per general partner unit of Golar Partners.
Hygo Merger

On January 13, 2021, we and Stonepeak entered into the Hygo Merger Agreement with NFE and certain of its subsidiaries. The Hygo Merger valued Hygo at an enterprise value of $3.1 billion and an equity value of $2.18 billion (based on an NFE common stock price of $51 per share).

Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s common stock and $580 million in cash. Upon the consummation of the Hygo Merger, we received 18,627,451 shares of NFE common stock and $50 million in cash, and Stonepeak received 12,745,098 shares of NFE common stock and $530 million in cash, which included a cash settlement of its preferred equity tranche of $180 million.

Other Merger Transaction Agreements

Below are the agreements that we have entered into in connection with the closing of GMLP Merger and Hygo Merger:

	GMLP	Hygo
Ship Management Agreements
In connection with the closing of the GMLP Merger and Hygo Merger, Golar Partners and Hygo, respectively, entered into separate ship management agreements between the vessel-owning subsidiaries of Golar Partners and Hygo with Golar Management (the “Ship Management Agreements”), pursuant to which Golar Management will provide certain technical, crew, insurance and commercial management services for the related vessels in accordance with sound ship management practice (the “Management Services”) which commenced on April 15, 2021.

Except as otherwise provided in the GMLP and Hygo Omnibus Agreements, described below, the Ship Management Agreements will continue until terminated by either party by notice, in which event the relevant Ship Management Agreements will terminate upon the later of 12 months after April 15, 2021 or two months from the date on which such notice is received, unless terminated earlier due to a default by either party or as otherwise specified in the Ship Management Agreements.

Golar Management expects to receive aggregate annual management fees of up to $9.7 million from Golar Partners and Hygo for the Management Services, which assumes that all relevant vessels (i) are provided a full technical management service for an entire calendar year and (ii) are operational for a full calendar year and are not in lay-up. Such Management Services will be subject to annual review, and each of Golar Partners and Hygo will reimburse Golar Management for its out-of-pocket expenses properly incurred in connection with the Management Services. Golar Partners and Hygo will also pay for certain additional services at the various hourly rates set forth in the Ship Management Agreements. If Golar Partners and Hygo decide to layup any of the relevant vessels and such layup lasts for more than three months, the management fee related to such vessel will be reduced to half until one month before such vessel is again put into service.

Except as otherwise provided in the respective GMLP and Hygo Omnibus Agreement, Golar Management will be under no liability to Golar Partners and Hygo for any loss, damage, delay or expense of whatsoever nature howsoever arising in the course of its performance of the Management Services, unless same is proved to have resulted solely from the negligence, gross negligence or willful default of Golar Management or its employees, agents or sub-contractors, in which case (except where loss, damage, delay or expense has resulted from Golar Management’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) Golar Management’s liability for each incident or series of incidents giving rise to a claim or claims will not exceed a total of 10 times the annual management fee.

Except to the extent Golar Management may be liable as described above, Golar Partners and Hygo will indemnify and hold harmless Golar Management and its employees, agents and sub-contractors against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising that may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the relevant Ship Management Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) that Golar Management may suffer or incur, directly or indirectly, in the course of the performance of such Ship Management Agreement. No employee, agent, or sub-contractor of Golar Management will be under any liability to Golar Partners and Hygo for any loss, damage or delay arising or resulting directly or indirectly from any act, neglect or default while acting in the course of or in connection with his or her employment.

	GMLP	Hygo
Bermuda Services Agreements
In connection with the closing of the GMLP Merger and Hygo Merger, Golar Partners and Hygo, respectively, entered into separate services agreements (the “Bermuda Services Agreements”) with Golar Management (Bermuda) Limited, our wholly owned subsidiary (“Golar Bermuda”), pursuant to which Golar Bermuda will act as Golar Partners’ and Hygo's registered office in Bermuda and provide certain corporate secretarial, registrar and administration services to Golar Partners (the “Bermuda Services”). The Bermuda Services Agreements commenced on April 15, 2021. Either party may terminate the Bermuda Services Agreements upon 30 days’ prior written notice. Golar Partners and Hygo will pay Golar Bermuda an aggregate annual fee of $0.3 million for the Bermuda services and will reimburse Golar Bermuda for all incidental documented costs and expenses reasonably incurred by Golar Bermuda and its designees in connection with the provision of the Bermuda services.

Golar Partners and Hygo will indemnify and hold harmless Golar Bermuda and its employees and agents against all actions, proceedings, claims, demands or liabilities that may be brought against them due to the Bermuda Services Agreements and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same. However, such indemnity will exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever that may be caused by or due to the fraud, gross negligence or willful misconduct of Golar Bermuda or its employees or agents. Neither party nor any of its affiliates will be liable for indirect, incidental or consequential damages suffered by the other party, or for punitive damages, with respect to any term or the subject matter of the Bermuda Services Agreements.

Transition Services Agreements
In connection with the closing of the GMLP Merger and Hygo Merger, Golar Partners and Hygo, respectively, entered into separate transition services agreements (the “Transition Services Agreements”) with Golar Management, pursuant to which Golar Management provides certain administrative and consulting services to Golar Partners and Hygo (the “Transition Services”). The Transition Services Agreements commenced on April 15, 2021.

The Transition Services Agreements will terminate on the earliest to occur of (i) April 30, 2022, (ii) the date on which the Transition Services Agreements are duly terminated by either of the parties, (iii) the latest date any Transition Service is to be provided, or (iv) the date on which the provision of all Transition Services has been duly canceled. Golar Partners may terminate any Transition Service upon 30 days prior written notice. Furthermore, (i) either party may terminate the applicable Transition Services Agreement (a) at any time by the mutual written consent of the parties or (b) by written notice if the other party is in material breach of the Transition Services Agreement and fails to remedy the breach within 30 days of receipt of such notice, and (ii) Golar Management may immediately terminate the Transition Services Agreement with the respective parties if Golar Partners or Hygo failed to pay any sum due and payable to Golar Management for a period of at least 30 days, unless such amount is being disputed in good faith. Golar Partners and Hygo will pay Golar Management an aggregate annual fee of $4.0 million and will reimburse Golar Management for all reasonable and documented out-of-pocket expenses or remittances of funds paid to a third party in connection with the provision of the Transition Services.

Subject to certain limitations, Golar Partners and Hygo will defend, indemnify and hold harmless Golar Management and its successors, assigns, members, affiliates, employees, officers, participants, shareholders, directors and personal representatives from and against all losses, liabilities, claims, damages, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses) that arise out of the Transition Services Agreements (including the provision of Transition Services to or receipt and use of Transition Services by Golar Partners and Hygo and its respective affiliates), except for losses to the extent arising from any violation of law or material breach of the Transition Services Agreements by Golar Management or the fraud, gross negligence, bad faith or willful misconduct of Golar Management. Subject to certain limitations, Golar Management will defend, indemnify and hold harmless Golar Partners and Hygo and their successors, assigns, members, affiliates, employees, officers, participants, shareholders, directors and personal representatives from and against all losses arising from the fraud, gross negligence, bad faith or willful misconduct of Golar Management.

	GMLP	Hygo
Tax Indemnities
In connection with the closing of the GMLP Merger, we agreed to indemnify NFE with respect to certain sale and leaseback transactions with lessor entities that are tax residents of or otherwise subject to tax in the United Kingdom (“Lessors”), pursuant to which we sold certain vessels to a Lessor, and the applicable Lessor leased back such vessels to us or its affiliates, including subsidiaries of Golar Partners (the “UK Tax Lease Transactions”).

We will (for an indefinite term) indemnify, defend and hold harmless GP Buyer, NFE, Merger Sub, and each of their respective affiliates (including, following the closing of the GMLP Merger, the general partner, Golar Partners and each of their subsidiaries), and each of their respective representatives, from and against any losses, damages, liabilities, costs (including without limitation, legal costs on a full indemnity basis), charges, fees, expenses, taxes, disbursements, actions, penalties, proceedings, claims and demands or other liabilities in any case of any nature whatsoever, to the extent based upon, arising out of, relating to or resulting from:

•    any guarantee or indemnification obligation to any Lessor or any current, past, or future affiliate of any Lessor based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction;

•    any letter of credit provided to, or for the benefit of, any Lessor or any current, past, or future affiliate of any Lessor based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction;

•    any mortgage, lien, or other security interest granted in favor of any Lessor or any current, past, or future affiliate of any Lessor with respect to any vessel that is owned, leased, or operated by Golar Partners or its subsidiaries, based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction (each a “Security Interest”);

•    any audit, examination, contest, investigation, claim or other proceeding in respect of any taxes or tax returns (each a “Tax Action”) based upon, arising out of, relating to, or resulting from any UK Tax Lease Transaction; or

•    any deficiency for any tax proposed, threatened, asserted, or assessed by any governmental authority based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction.

From the closing of the GMLP Merger, we and NFE agreed to, and to cause our respective affiliates and representatives to, reasonably cooperate in connection with the preparation and filing of any tax return, the conduct of any tax action, or determining a liability for taxes or a right to a refund of taxes, with respect to our indemnification obligations.

In connection with the closing of the Hygo Merger, we and Stonepeak, severally agreed to indemnify (for an indefinite period) NFE Brazil, NFE, Merger Sub and each of their respective affiliates and representatives, from and against any and all losses, damages, liabilities, costs, charges, fees, expenses, taxes, disbursements, actions, penalties, proceedings, claims and demands or other liabilities related to certain taxes imposed by government authorities.

GMLP	Hygo
Omnibus Agreements.	Concurrently with the closing of the GMLP Merger, we, certain of our subsidiaries and affiliates, certain of Golar Partners’ subsidiaries and affiliates and NFE entered into an omnibus agreement (the “NFE GMLP Omnibus Agreement”), pursuant to which the parties set forth their understanding with respect to

(i) certain obligations of our, NFE and Golar LNG Energy Limited, a subsidiary of Golar (together with us, the “Charter Guarantors”), with respect to certain guarantee and counter-indemnity obligations of the Charter Guarantors and

(ii) the management services to be provided to NFE and its subsidiaries by certain subsidiaries of Golar pursuant to certain management and management services agreements set forth in the NFE GMLP Omnibus Agreement (the “GMLP Management Agreements”).

The GMLP Omnibus Agreement became effective on and from the Effective Time and will terminate at the latest to occur of such time that

(a) no GP Parent Guarantee or GP LC Counter-indemnity remaining outstanding,

(b) each of NFE and the Charter Guarantors having paid all amounts due pursuant to its guarantee and/or indemnification obligations in the GMLP Omnibus Agreement,

(c) all Covered Agreements having been terminated and

(d) all GMLP Management Agreements having been terminated.
Concurrently with the closing of the Hygo Merger, we, certain of our subsidiaries and affiliates, certain of Golar Partners’ subsidiaries and affiliates and NFE entered into an omnibus agreement (the “Hygo Omnibus Agreement”), pursuant to which the parties set forth their understanding with respect to

(i) certain obligations of us and NFE with respect to certain guarantee obligations of Golar and

(ii) the management services to be provided to NFE and its subsidiaries by certain subsidiaries of Golar pursuant to certain management and management services agreements set forth in the Hygo Omnibus Agreement (the “Hygo Management Agreements”).

The Hygo Omnibus Agreement became effective on April 15, 2021 and will terminate at the latest to occur of such time that

(a) no GLNG Guarantee remains outstanding,

(b) each of NFE and the Hygo Charter Guarantors (as defined in Hygo Omnibus Agreement) have paid all amounts due pursuant to its guarantee and/or indemnification obligations in the Hygo Omnibus Agreement,

(c) all Covered Agreements have been terminated,

(d) all management agreements and management services agreements to which the Tier 1 Service Provider and Tier 2 Service Providers are a party have been terminated and

(e) each agreement under which any Required Credit Support is required expires.

Omnibus Agreements - Management Agreements	All management agreements and management services agreements between certain of our subsidiaries and Golar Partners and Hygo (the “Owners”) and Golar Management were amended and restated on April 15, 2021, in the form of management agreement and Bermuda Services Agreement provided in the respective GMLP and Hygo Omnibus Agreements (such amended and restated management agreements together with the Bermuda Services Agreements (as defined above), the “Tier 1 Management Agreements”). Each of Golar Management and certain subsidiaries of Golar (the “Tier 2 Service Providers”) may, in accordance with the terms of the relevant Management Agreement, exercise its right to terminate such Management Agreement by giving 60 days’ notice to the relevant party, except to the extent that

(i) the vessel to which such Management Agreement relates continues to be the subject of a time charter party agreement, an FSRU lease agreement, a liquefaction tolling agreement or gas agreement (together the “Charter Contracts”) and

(ii) where the termination of such Management Agreement would reasonably be expected to trigger a termination right relating to the change in the identity of the manager of the relevant vessel under its Charter Contract. The Owners may terminate any Tier 1 Management Agreement for its convenience by giving 60 days’ notice to Golar Management.

Subject to the terms of the respective GMLP and Hygo Omnibus Agreement and the relevant Management Agreement, Golar Management and the Tier 2 Service Providers will continue to provide such services as are set out in the relevant Management Agreement and any other management agreements to which the Tier 2 Service Providers are a party, and the consultancy services under the Tier 1 Management Agreements will include such advisory or other additional services as may be reasonably requested by Golar Partners and Hygo to enable the Owners to comply with each Charter Contract and any related financing arrangement covenant relating to the provision of management services, change of control and ownership, in each case, as relate to the transactions contemplated by the respective GMLP and Hygo Merger Agreement and the respective GMLP and Hygo Omnibus Agreement.

GMLP	Hygo
Omnibus Agreements - Guarantees and Counter-indemnities	The GMLP Omnibus Agreement covers certain agreements (each, a “Covered Agreement”) (i) to which Golar Partners or one or more of its subsidiaries is a party or (ii) in respect of which the payment obligations are subject to a counter-indemnification obligation and where one of the Charter Guarantors, in the case of clause (i), guarantees certain obligations of Golar Partners or such subsidiaries (the “GP Parent Guarantees”) and in the case of clause (ii), provides such counter-indemnity (the “GP LC Counter-indemnities”).	The Hygo Omnibus Agreement covers certain agreements (each, a “Covered Agreement”) to which Hygo or one or more of its subsidiaries is a party where Golar guarantees certain obligations of Hygo or such subsidiaries, including obligations under certain sale leasebacks in respect of certain of Hygo’s vessels (the “GLNG Guarantees”).

Under the Hygo Omnibus Agreement, Golar is required to, at its sole cost, maintain in full force and effect the Indemnitor Letter of Credit issued by Golar in accordance with the Indemnity Agreement.

For each Covered Agreement, on and from the Effective Time,

(i) NFE will pay to the relevant Charter Guarantor or Golar an aggregate annual guarantee fee of $250,000 (pro-rated for the number of days in the year during which such relevant GP Parent or Golar Guarantee and/or GP LC Counter-indemnity is outstanding),

(ii) NFE will be primarily responsible to the Charter Guarantors for the payment of any amounts payable pursuant to such GP Parent or Golar Guarantees and/or GP LC Counter-indemnities, as incurred, and

(iii) NFE will indemnify the Charter Guarantors or Golar for any amounts the Charter Guarantors or Golar pay under such GP Parent or Golar Guarantees and GP LC Counter-indemnities and for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such GP Parent or Golar Guarantees and GP LC Counter-indemnities, in accordance with the terms of the respective GMLP and Hygo Omnibus Agreement.

Each Charter Guarantor or Golar will, on and from April 15, 2021,

(i) maintain all GP Parent or Golar Guarantees and renew and/or replace all GP LC Counter-indemnities required pursuant to the Covered Agreements to which they are in issue,

(ii) comply with all covenants and terms to which such Charter Guarantor or Golar is subject in the GP Parent or Golar Guarantees and GP LC Counter-indemnities, and the Covered Agreements in respect of which such GP Parent or Golar Guarantees and GP LC Counter-indemnities are issued, if any, and

(iii) provide NFE with quarterly covenant compliance reports in respect of all applicable financial covenants, if any. The Charter Guarantors or Golar will indemnify NFE and the relevant subsidiaries for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such Charter Guarantor’s failure to comply with such obligations.

On and from April 15, 2021, Golar and NFE will use reasonable endeavors to have the Charter Guarantors or Golar removed as guarantor or counter-indemnifier under the Covered Agreements.

	GMLP	Hygo
Omnibus Agreement - Other Provisions
Under the GMLP Omnibus Agreement, until the termination of the bareboat charters in respect of the Golar Eskimo, Golar agreed to indemnify NFE and each of its affiliates against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with the occurrence of a Golar Tundra Termination Event, as such term is defined in the Golar Eskimo bareboat charter and NFE agreed to indemnify us and each of our affiliates against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with the occurrence of a Golar Eskimo Termination Event, as such term is defined in the Golar Tundra bareboat charter.

In addition, under the GMLP Omnibus Agreement, we agreed to indemnify, defend and hold harmless NFE and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with any taxes that may be imposed on the bareboat charterer as a result of the unwind of the sale and leaseback transaction relating to the Methane Princess.

Pursuant to the GMLP Omnibus Agreement, we agreed that we shall (i) maintain (x) our several guarantee in respect of the Hilli Bareboat Charter (the “GLNG Hilli Bareboat Charter Guarantee”) in accordance with the terms of the Hilli Bareboat Charter and (y) the Guarantee dated November 29, 2016 in favor of Standard Chartered Bank (“SCB”) issued pursuant to the facility letter between SCB and Golar Hilli Corporation (the “GLNG SCB Guarantee”), and (ii) comply with all covenants and terms to which we are subject in the GLNG Hilli Bareboat Charter Guarantee and the GLNG SCB Guarantee. We will indemnify, defend and hold harmless NFE and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with our failure to comply with the foregoing.

In the GMLP Omnibus Agreement, NFE agreed that it will (i) (x) ensure that Golar Partners maintains its several guarantee in respect of the Hilli Bareboat Charter (the “GMLP Hilli Bareboat Charter Guarantee”) in accordance with the terms of the Hilli Bareboat Charter, (y) ensure that Golar Partners maintains the Guarantee dated November 28, 2018 in favor of SCB issued pursuant to the facility letter between SCB and Golar Hilli Corporation (the “GMLP SCB Guarantee”) and (z) issue an undertaking, in favor of Fortune Lianjiang Shipping S.A., to discharge the liabilities of Golar Partners under the Hilli Bareboat Charter, in the event that Golar Partners does not do so (the “Hilli Parent Undertaking”), (ii) comply with the Hilli Parent Undertaking and (iii) ensure that Golar Partners complies with all covenants and terms to which Golar Partners is subject in the GMLP Hilli Bareboat Charter Guarantee and the GMLP SCB Guarantee. NFE shall indemnify, defend and hold harmless Golar and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with its failure to comply with the foregoing.

None

	GMLP	Hygo
Indemnity Agreement	None
On April 15, 2021, in connection with the closing of the Hygo Merger, we entered into an indemnity agreement with Stonepeak and Hygo. Under the Indemnity Agreement, we and Stonepeak have agreed on a several (but not joint) basis (i) to indemnify Hygo in respect of its obligations under its guarantee of certain obligations related to CELSE (such indemnity not to exceed $3 million) and (ii) in connection therewith, to procure the delivery of a letter of credit with a face value of $1.5 million (the “Indemnitor Letter of Credit”).

Shareholders’ Agreement	None	On April 15, 2021, in connection with the closing of the Hygo Merger, we entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with Stonepeak and NFE setting forth certain transfer restrictions and registration rights with respect to the NFE common stock received by us and Stonepeak as consideration in the Hygo Merger.

Pursuant to the Shareholders’ Agreement, for a period of 90 days after the effective time of the Hygo Merger, we and Stonepeak agreed not to transfer or dispose of (or take other analogous actions as described in the Shareholders’ Agreement) any economic, voting or other rights in the shares of NFE’s common stock issued to us pursuant to the Hygo Merger Agreement other than certain permitted transfers. Under the Shareholders’ Agreement, NFE has agreed to register the resale by us and Stonepeak of shares of NFE common stock under the Securities Act of 1933, as amended.

Organizational changes

On April 12, 2021, Mr. Iain Ross announced his resignation as our Chief Executive Officer (“CEO”) and is currently serving his six months' notice. Mr. Ross's notice period may be extended or shortened on mutual agreement. We expect to announce his replacement imminently.

Share Repurchase Program

Supported by increased financial flexibility and a continuing disparity between the Company’s common share price and the underlying value of its business, in February 2021, our board of directors approved a program to repurchase up to $50.0 million of common shares. Repurchases may be made from time to time at prevailing prices on the open market or in privately negotiated transactions, as permitted by securities laws and other legal requirements. The program is authorized to commence following the filing of the Company’s Form 20-F for the year ended December 31, 2020 and conclude by April 30, 2022. The repurchase program does not obligate the Company to acquire any, or any specific number of, shares and may be discontinued at any time.

Factors Affecting Our Results of Operations and Future Results

Our historical results of operations and cash flows may not be indicative of results of operations and our results may be principally affected for the following reasons:

•A decline in NFE's share price may adversely affect our business. On April 15, 2021, upon the closing of the Hygo Merger, we received 18.6 million shares of NFE common stock and therefore our future results of operations will be exposed to the volatility of NFE's share price. Should the price of NFE common shares fall materially our cash flows, financial condition and results of operations could be adversely affected.

•Although we have completed the sale of our interests in Golar Partners and Hygo to NFE, we have substantial continuing indemnity and other obligations related to NFE, Golar Partners and Hygo. In connection with the closings of the Golar Partners and Hygo mergers, we entered into omnibus and indemnity agreements which subject us to potential significant liabilities. Any significant claim or loss pursuant to the foregoing indemnities could have a material adverse impact on our financial condition or results of operations. See “Item 5. Operating and Financial Review and Prospects Significant Developments in Early 2021 GMLP Merger Transaction Agreements” and “Hygo Merger Transaction Agreements” for more information.

•Operation and maintenance of external vessels and the provision of additional services to external parties. In December 2020, the LNG Croatia was accepted by its customer LNG Hrvatska d.o.o., following her conversion to a FSRU. We will operate and maintain the LNG Croatia for a minimum period of 10 years. In addition, in connection with the consummation of the Hygo Merger and the GMLP Merger, we entered into certain agreements with Golar Partners, Hygo and NFE, which includes the provision of certain commercial, ship management, corporate secretarial and transition agreements to assist the transition of Golar Partners and Hygo to NFE following the consummation of the GMLP Merger and the Hygo Merger. Should we be unable to meet our obligations under these agreements, we could be obligated to pay damages to LNG Hrvatska, Golar Partners, Hygo or NFE, which could have a negative impact on our earnings and cash flow and harm our reputation.

•Conversion of the Gimi. The Gimi is currently in the shipyard undergoing conversion into a FLNG. Vessel conversions require highly specialized contractors and are subject to risk of delay or default by shipyards or other factors outside our or the shipyard's control such as COVID-19. In the event the shipyards do not perform under these agreements and we are unable to enforce certain refund guarantees with third party banks, we may lose part or all of our investment and harm our reputation.
•Utilization of the Hilli's full capacity. The LTA commits the capacity of two of the four liquefaction trains (Train 1 and Train 2) of the Hilli. The remaining half of the Hilli’s capacity is not yet contracted. Accordingly, delays in contracting Train 3 and Train 4 capacity could adversely affect our plans to realize the full potential of this asset.

•Risk of breach of certain debt covenants. Our loan agreements and lease financing arrangements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current portion of long-term debt), minimum levels of stockholders’ equity and maximum loan amounts to value. If certain covenants are breached, we may be required to make further principal repayments ahead of our loan maturity which would reduce our available cash.

•Our vessels' net book value may be impaired. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverability of our long-lived assets' carrying amounts, we make assumptions regarding estimated future cash flows, such as the vessels' economic useful life and estimates in respect of residual or scrap value. If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.

•Global COVID-19 Outbreak. The worldwide outbreak of COVID-19 that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity, extreme volatility in the global financial markets, and as a result of COVID-19 the global demand for oil, natural gas and LNG. The continued impact of COVID-19 and seasonality has also led to greater volatility in spot rates.

Please see the section of this Annual Report entitled “Item 3. Key Information D. Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Liquefaction services revenue. Liquefaction services revenue is generated from an LTA entered into with our customer. Our provision of liquefaction services capacity includes the receipt of the customer’s gas, treatment and temporary storage on board our FLNG, and delivery of LNG to waiting carriers. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

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

Vessel operating expenses. Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils, insurance and management fees for the provision of vessel management services.

Administrative expenses. Administrative expenses are comprised of general overheads, including personnel costs, legal and professional fees, property costs and other general administration expenses. Included within administrative expenses are pension and stock compensation expenses.

Project development expenses. These include the costs associated with pursuing future contracts and developing our pipeline of business development activities that have not met our internal threshold for capitalization.

Adjusted EBITDA. Adjusted EBITDA is calculated by taking net income before interest, tax, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing comparability of our total performance from period to period and against the performance of other companies.

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

Equity in net earnings or losses of affiliates. This includes our share of the earnings or losses of our affiliates. Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. These are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. We record our investment in the affiliate at cost (or fair value if a consequence of deconsolidation) and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in the statement of income. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investments in affiliates". The basis difference will then be amortized through the consolidated statements of operations.

Non-Controlling Interest. Non-controlling interests comprises of (i) 55.4% interest in common units in Hilli LLC, (ii) 30.0% equity interest in Gimi MS and (iii) equity interests in our lessor VIEs. We are party to sale and leaseback arrangements for nine vessels with lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary and accordingly, we are required to consolidate these variable interest entities (“VIEs”) into our financial results. Thus, the equity attributable to these financial institutions is included in our non-controlling interest. For additional details, see note 5 “Variable Interest Entities” to our consolidated financial statements included herein.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overheads, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. LNG transportation is a business that requires specialist skills that take some time to acquire and the number of vessels is increasing. Therefore, there has been an increased demand for qualified crews, which has and will continue to the same extent to put inflationary pressure on crew costs. Only vessels on full cost pass-through charters would be fully protected from crew cost increases.

A. Operating Results

Year ended December 31, 2020, compared with the year ended December 31, 2019

In 2020, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors). We believe that Adjusted EBITDA assists management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. The following details the operating results for our reportable segments for the years ended December 31, 2020 and 2019.

In connection with our year-end audit process, and subsequent to our February 25, 2021 earnings release related to the fourth quarter of 2020, we received the audited financial statements of our lessor VIE entities and have reclassified $25.2 million of restricted cash against the lessor VIE’s short-term debt and reclassified $2.3 million of accrued interest from non-current liabilities to current liabilities. In addition, we have recognized $1.3 million of equity in net losses from affiliates and $0.9 million in our other comprehensive income, resulting into a net decrease of $0.5 million to our Investment in affiliates.

	December 31, 2020					December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total	Shipping	FLNG	Power	Corporate and other	Total
Total operating revenues	191,881	226,061	—	20,695	438,637	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	—	—	—	(12,634)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)	(964)	(3,173)	—	(853)	(4,990)
Realized gain on oil derivative instrument	—	2,539	—	—	2,539	—	13,089	—	—	13,089
Other operating income/(losses)	3,262	—	—	—	3,262	13,295	(2,962)	—	—	10,333
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676	114,322	167,452	—	(26,894)	254,880

Equity in net losses of affiliates	—	—	(39,158)	(137,369)	(176,527)	—	—	(23,234)	(22,565)	(45,799)

Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2020	2019	Change	% Change

Total operating revenues	191,881	208,766	(16,885)	(8)%
Vessel operating expenses	(57,326)	(66,502)	9,176	14%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	(38,053)	25,419	67%
Administrative expenses	(2,211)	(2,220)	9	—%
Project development expenses	(112)	(964)	852	88%
Other operating income	3,262	13,295	(10,033)	(75)%
Adjusted EBITDA	122,860	114,322	8,538	7%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	48,900	44,400	4,500	10%
Calendar days less scheduled off-hire days	3,669	3,840	(171)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE, please see “Item 3. Key Information-A. Selected Financial Data."

Total operating revenues: Operating revenues decreased by $16.9 million to $191.9 million for the year ended December 31, 2020 compared to $208.8 million in 2019. This was principally due to a decrease of:

•$22.3 million decrease in revenue from the LNG Croatia, following her entry into the shipyard in late January 2020 for her conversion to a FSRU, compared to full utilization during the same period in 2019;
•$10.4 million decrease in revenue from the Golar Tundra due to her scheduled drydock from the end of May 2020 resulting in 120 off-hire days, compared to full utilization during the same period in 2019;
•$5.3 million decrease in revenue from the Golar Ice due to 69 off-hire days from her engine breakdown during the year ended December 31, 2020 compared to 40 off-hire days from her scheduled drydock during the same period in 2019; and
•partially offset by $21.1 million increase in revenue from the remaining Tri-Fuel Diesel Electric ("TFDE") LNG carriers not discussed above and the Golar Arctic for the year ended December 31, 2020 compared to the same period in 2019 as the TFDE LNG carriers and the Golar Arctic completed drydocking in 2019, resulting in 238 off-hire days in aggregate.

Average daily TCE: As a result of lower voyage and commission expenses and calendar days less scheduled off-hire days, the average daily TCE for the year ended December 31, 2020 increased marginally to $48,900 compared to $44,400 for the same period in 2019, despite the decrease in total operating revenues.

Vessel operating expenses: Vessel operating expenses decreased by $9.2 million to $57.3 million for the year ended December 31, 2020, compared to $66.5 million in 2019, primarily due to a decrease of:

•$7.5 million in operating costs for the LNG Croatia, following her entry into the shipyard in late January 2020 for her conversion to a FSRU, compared to full utilization for the same period in 2019;
•$2.5 million in procurement of spares and main engine overhauls cost of our TFDE fleet for the year ended December 31, 2020, compared to the same period in 2019; and
•$1.9 million increase in hull and machinery insurance claim proceeds for the year ended December 31, 2020. The $2.6 million insurance claim proceeds for the December 31, 2020, relates to the LNG Croatia claim, when she was trading as an LNGC while $0.7 million was received by the Golar Kelvin for the year ended December 31, 2019.

Voyage, charterhire and commission expenses: Largely relates to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $25.4 million to $12.6 million for the year ended December 31, 2020 compared to $38.1 million for the same period in 2019, is principally due to a decrease of:

•$25.9 million reduction in voyage expenses of our TFDE fleet due to improved utilization for the year ended December 31, 2020, compared to the same period in 2019 in which our TFDE fleet were undergoing scheduled drydocks; and
•$4.2 million reduction in bunker consumption in relation to the Golar Arctic as she was fully utilized for the year ended December 31, 2020, compared to being mostly on commercial waiting time and drydocking during the same period in 2019.

This was partially offset by:

•$3.8 million increase in voyage expenses relating to the chartering of an external vessel; and
•$1.5 million increase in bunker consumption incurred by the LNG Croatia prior to entering the shipyard for conversion in late January 2020, compared to full utilization during the same period in 2019.

Project development expenses: Project development expenses decreased by $0.9 million to $0.1 million for the year ended December 31, 2020 compared to $1.0 million for the same period in 2019, principally due to an increase in capitalization of project-related expenses as the LNG Croatia entered the yard for conversion in 2020.

Other operating income: Other operating income decreased by $10.0 million to $3.3 million for the year ended December 31, 2020 compared to $13.3 million in 2019, due to the:

•$9.3 million final payment from the arbitration proceedings with the former charterer arising from delays and termination of the Golar Tundra time charter for the year ended December 31, 2019.
•$4.0 million of loss of hire insurance claim proceeds for the LNG Croatia for the year ended December 31, 2019; and
•partially offset by the recognition of $2.7 million loss of hire receivable claimed by the Golar Ice following her engine breakdown during the year ended December 31, 2020

FLNG segment

	December 31,
(in thousands of $)	2020	2019	Change	% Change
Total operating revenues	226,061	218,096	7,965	4%
Vessel operating expenses	(52,104)	(55,284)	3,180	(6)%
Voyage expenses	—	(788)	788	(100)%
Administrative expenses	(1,672)	(1,526)	(146)	10%
Project development expenses	(2,793)	(3,173)	380	(12)%
Realized gains on oil derivative instrument	2,539	13,089	(10,550)	(81)%
Other operating losses	—	(2,962)	2,962	(100)%
Adjusted EBITDA	172,031	167,452	4,579	3%

Total operating revenues: The Hilli has maintained her 100% commercial uptime during the year, reaching her 49th successful offloading for the year ended December 31, 2020. Total operating revenue of the Hilli, in relation to her liquefaction services, increased by $8.0 million to $226.1 million for the year ended December 31, 2020, compared to $218.1 million in 2019. During the year ended December 31, 2020, we entered into an addendum to the LTA with our Customer, for us to be compensated for any production in excess of the base capacity set out in the LTA which resulted in the recognition of overproduction revenue of $8.0 million for 2020 and 2019.

Vessel operating expenses: Vessel operating expenses decreased by $3.2 million to $52.1 million for the year ended December 31, 2020, compared to $55.3 million in 2019, primarily due to a decrease of:

•$2.6 million in crew costs, procurement of spares and stores and consumables for the Hilli due to COVID-19 related restrictions for the year ended December 31, 2020; and
•$0.6 million in lay-up costs incurred by the Gandria, earmarked to be the next FLNG conversion vessel, during the year ended December 31, 2019.

Voyage expenses: The decrease in voyage expenses of $0.8 million for the year ended December 31, 2020 is due to reduced bunker consumption for the Hilli and the Gandria, which we have presented under vessel operating expenses from 2020.

Project development expenses: Project development expenses decreased by $0.4 million to $2.8 million for the year ended December 31, 2020, compared to $3.2 million for the same period in 2019, principally due to a decrease in non-capitalized project related expenses comprising of legal, professional and consultancy fees.

Realized gain on oil derivative instrument: Realized gains on the oil derivative instrument, based on three-month look-back at average Brent crude oil prices above the base tolling fee under the Hilli LTA, decreased by $10.6 million to $2.5 million for the year ended December 31, 2020 compared to $13.1 million in 2019, due to a decline in the Brent crude oil prices.

Other operating losses: Other operating losses of $3.0 million for the year ended December 31, 2019 relates to the write-off of unrecoverable receivables relating to OneLNG, our former joint venture with Schlumberger.

Power segment

	December 31,
(in thousands of $)	2020	2019	Change	% Change

Equity in net losses of affiliates	(39,158)	(23,234)	(15,924)	69%

The share in net losses of Hygo principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers and the performance of the Sergipe Power Plant (the “power plant”), including the Golar Nanook operating as a FSRU regasifying LNG for the power plant. The increase in our share of net losses in Hygo is mainly driven by:

•commencement of operations of the power plant and the Golar Nanook's 25 year sales type lease with CELSE to service the power plant in late March 2020, which triggered the cessation of capitalization and the recognition of directly attributable costs as outright expense; and
•our share of the non-cash loss on the deemed disposal of the Golar Nanook following the commencement of her 25-year sales type lease with CELSE.

Corporate and other segment

	December 31,
(in thousands of $, except average daily TCE)	2020	2019	Change	% Change

Total operating revenues	20,695	21,888	(1,193)	(5)%
Vessel operating expenses	504	496	8	(2)%
Administrative expenses	(31,428)	(48,425)	16,997	35%
Project development expenses	(5,986)	(853)	(5,133)	(602)%
Adjusted EBITDA	(16,215)	(26,894)	10,679	(40)%

Equity in net losses of affiliates	(137,369)	(22,565)	(114,804)	509%

Total operating revenues: Vessel management fees decreased by $1.2 million to $20.7 million for the year ended December 31, 2020, compared to $21.9 million in 2019 due to lower ship management and administrative services fees.

Vessel operating expenses: Vessel operating expenses relate to eliminations arising from vessel management recharges within the group.

Administrative expenses: Administrative expenses are comprised of general overhead, including personnel costs, pension and equity-based awards costs, legal and professional fees, property costs and other general administration expenses. Administrative expenses decreased by $17.0 million to $31.4 million for the year ended December 31, 2020 compared to $48.4 million for the same period in 2019, mainly due to:

•$9.0 million decrease in corporate expenses including travel expenses, legal and professional fees and employee related costs as a result of ongoing cost reduction measures and COVID-19 imposed restrictions; and
•$3.3 million decrease in share options and restricted stock units ("RSUs") expenses. Most of our share options awards have fully vested in 2019, hence the decrease in compensation charge for the year ended December 31, 2020 to $2.3 million from $7.1 million in 2019. This was partially offset by the increase in RSU expenses to $2.7 million for the year ended December 31, 2020 from $1.2 million in 2019.

Project development expenses: Project development expenses increased by $5.1 million to $6.0 million for the year ended December 31, 2020 compared to $0.9 million for the same period in 2019, mainly due to the strategic initiatives in 2020 for corporate simplification, comprising of professional, legal and consultancy costs.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2020	2019	Change	% Change
Share in net loss in Golar Partners	(949)	(20,050)	19,101	(95)%
Impairment of investment in Golar Partners	(135,883)	—	(135,883)	100%
Share of net losses in other affiliates	(537)	(2,515)	1,978	(79)%
	(137,369)	(22,565)	(114,804)	509%

As of December 31, 2020, we held a 32.8% (2019: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights (“IDRs”). In the second quarter of 2020, given the duration and the extent of the suppressed unit price of Golar Partners, we took the view that the difference between the carrying value and the fair value of our equity accounted investment is no longer temporary and therefore recognized an impairment charge of $135.9 million.

The share of net losses in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E and Avenir. The decrease of $2.0 million is mainly due to our share of net losses in Avenir of $1.7 million, the improvement is due to the delivery of small scale LNG carriers in October 2020.

Other operating results

The following details our other consolidated results for the years ended December 31, 2020 and 2019:

	December 31,
(in thousands of $)	2020	2019	Change	% Change

Depreciation and amortization	(107,923)	(113,033)	5,110	5%
Impairment of long-term assets	—	(42,098)	42,098	100%
Unrealized loss on oil derivative	(45,100)	(39,090)	(6,010)	(15)%
Gain on disposal of long lived asset	5,682	—	5,682	—%
Interest income	1,572	10,479	(8,907)	(85)%
Interest expense	(69,354)	(103,124)	33,770	33%
Losses on derivative instruments	(52,423)	(38,044)	(14,379)	(38)%
Other financial items, net	(1,552)	(5,522)	3,970	72%
Net income attributable to non-controlling interests	(105,627)	(89,581)	(16,046)	(18)%

Depreciation and amortization: Depreciation and amortization decreased by $5.1 million to $107.9 million for the year ended December 31, 2020 compared to $113.0 million for the same period in 2019, principally due to a decrease of $3.0 million in depreciation charge from LNG Croatia for the year ended December 31, 2020, following cessation of her depreciation in January 2020 upon entry into the shipyard for conversion to a FSRU.

Impairment of long-term assets: Impairment of long-term assets for the year ended December 31, 2019 consists of:
•$34.3 million impairment charge on vessel and equipment associated with our LNG carrier, the LNG Croatia. In March 2019, we signed an agreement with LNG Hrvatska for the future sale of the LNG Croatia once converted into an FSRU, following the completion of its current charter lease term. Although the sale was not expected to close until December 2020, the transaction triggered an immediate impairment test. As the current carrying value of the vessel exceeds the price that a market participant would pay for the vessel at the measurement date, a non-cash impairment charge of $34.3 million was recognized; and
•$7.3 million impairment charge associated with our investment in OLT Offshore LNG Toscana S.P.A. ("OLT-O"). In May 2019, a major shareholder in OLT-O sold its shareholding which triggered an assessment of the recoverability of the carrying value of our 2.6% investment in OLT-O. As the carrying value of our investment exceeded the representative fair value, we wrote off our investment.

Unrealized loss on the oil derivative instrument: Unrealized loss on the oil derivative instrument relates to the mark-to-market movement on the fair value of the oil derivative instrument, determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the remaining term of the LTA. The unrealized loss on the oil derivative instrument increased by $6.0 million to $45.1 million for the year ended December 31, 2020, compared to $39.1 million in 2019, due to a decline in the Brent futures curve driven by excess supply and COVID-19 suppressing global demand.

Gain on disposal of long lived asset: Gain on disposal of $5.7 million of the converted FSRU vessel LNG Croatia in December 2020 to LNG Hrvatska. See note 15 “Asset under development” of our consolidated financial statements included herein for additional information.

Interest income: Interest income decreased by $8.9 million to $1.6 million for the year ended December 31, 2020 compared to $10.5 million for the same period in 2019. The decrease was primarily due to a decrease in the returns on our fixed deposits and in the income derived from the lending capital of our lessor VIEs, that we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense decreased by $33.8 million to $69.4 million for the year ended December 31, 2020 compared to $103.1 million for the same period in 2019. The decrease in interest expense was primarily due to:

•$31.2 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs following substantial capital repayments;
•$8.9 million decrease in interest expense relating to the refinancing of the Golar Bear and the Golar Viking facilities with AVIC International Leasing Company Limited (“AVIC”) and China State Shipbuilding Corporation (“CSSC”), respectively as sale and leaseback debts and the repayment of the Margin loan facility (see note 18 "Debt" in our consolidated financial statements included herein for additional information);
•$2.5 million decrease in interest expense on the Golar Arctic and Golar Frost facilities due to a reduction in LIBOR rates; and
•$2.1 million decrease in interest expense on the Hilli letter of credit (“LC”), following the contractual step down of the LC from $300.0 million to $250.0 million in May 2019, and a further step down to $125.0 million in November 2019, upon achievement of the contractual production milestone.

This was partially offset by:

~~•~~$7.3 million decreased in capitalized interest on borrowing costs in relation to our qualifying investments; and
~~•~~$3.5 million increase in interest expense following the drawdown of our Term facility in August 2019 which was repaid in December 2020.

Losses on derivative instruments: Losses on derivative instruments increased by $14.4 million to a loss of $52.4 million for the year ended December 31, 2020 compared to a loss of $38.0 million for the same period in 2019. The movement was primarily due to:

Net unrealized and realized (losses)/gains on interest rate swap agreements: As of December 31, 2020, we have an interest rate swap portfolio with a notional amount of $597.5 million, none of which are designated as hedges for accounting purposes. Net unrealized losses on the interest rate swaps increased to a loss of $38.6 million for the year ended December 31, 2020 compared to a loss of $16.5 million for the same period in 2019, due to a decline in the long-term swap rates, partially offset by the decreased notional value of our swap portfolio over the period. Realized losses on our interest rate swaps increased to a loss of $6.2 million for the year ended December 31, 2020, compared to a gain of $6.4 million for the same period in 2019, due to lower LIBOR rates for the year ended December 31, 2020.

Unrealized losses on Total Return Swap: In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with DNB Bank ASA (“TRS”) in connection with a share buyback scheme. In November 2019 and February 2020, we repurchased a total of 3.0 million of our shares and 107,000 of Golar Partners' units underlying the TRS, respectively. The TRS derivative mark-to-market adjustment resulted in a net loss of $5.1 million recognized in the year ended December 31, 2020 compared to a loss of $30.5 million for the same period in 2019. The losses in 2020 and 2019 are due to the decline in our share price.

Net unrealized (losses)/gains on foreign exchange swaps: Net unrealized losses on the foreign exchange swaps increased to $2.6 million for the year ended December 31, 2020 compared to a gain of $2.6 million for the same period in 2019, due to the unfavorable exchange rate of the Euros against the U.S. dollar during the year.

Other financial items, net: Other financial items, net decreased by $4.0 million to a loss of $1.6 million for the year ended December 31, 2020 compared to $5.5 million loss for the same period in 2019. The decrease in other financial items is due to:

•$2.9 million increase in compensation on debt guarantees that we provided to our affiliates;
•$4.2 million decrease in financing arrangement fees; and
•partially offset by $2.3 million increase in foreign exchange losses on operation due to unfavorable foreign exchange movements against the U.S. dollars.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests increased by $16.0 million to $105.6 million for the year ended December 31, 2020 compared to $89.6 million for the same period in 2019 due to:

•$7.4 million increase in relation to the non-controlling shareholders who hold interests in Hilli LLC for the year ended December 31, 2020;
•$16.7 million increase in relation to the equity interests in our lessor VIEs for the year ended December 31, 2020; and
•partially offset by an $8.1 million increase in net losses in relation to the non-controlling shareholder who hold interests in Gimi MS, which owns the Gimi, for the year ended December 31, 2020. The increase in net losses was primarily due to unfavorable non-capitalized mark-to-market movements on our interest rate swap, due to a decline in the long-term swap rates.

Year ended December 31, 2019, compared with the year ended December 31, 2018

The following details the operating results for our reportable segments for the years ended December 31, 2019 and 2018.

	December 31, 2019					December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total	Shipping	FLNG	Power	Corporate and other	Total
Total operating revenues	208,766	218,096	—	21,888	448,750	278,770	127,625	—	24,209	430,604
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)	(67,897)	(29,363)	—	400	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)	(104,397)	(1,429)	—	—	(105,826)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)	(2,221)	(140)	—	(49,181)	(51,542)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)	—	(16,570)	—	(5,120)	(21,690)
Realized gains on oil derivative instrument	—	13,089	—	—	13,089	—	26,737	—	—	26,737
Other operating income/(losses)	13,295	(2,962)	—	—	10,333	50,740	(14,018)	—	—	36,722
Adjusted EBITDA	114,322	167,452	—	(26,894)	254,880	154,995	92,842	—	(29,692)	218,145

Equity in net losses earnings of affiliates	—	—	(23,234)	(22,565)	(45,799)	—	(2,047)	(16,913)	(138,677)	(157,637)
Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	208,766	278,770	(70,004)	(25)%
Vessel operating expenses	(66,502)	(67,897)	1,395	(2)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(104,397)	66,344	(64)%
Administrative expenses	(2,220)	(2,221)	1	—%
Project development expenses	(964)	—	(964)	(100)%
Other operating gains	13,295	50,740	(37,445)	(74)%
Adjusted EBITDA	114,322	154,995	(40,673)	(26)%

Other Financial Data:
Average daily TCE (1) (to the closest $100)	44,400	43,700	700	2%
Calendar days less scheduled off-hire days	3,840	3,987	(147)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Total operating revenues: Operating revenues decreased by $70.0 million to $208.8 million for the year ended December 31, 2019 compared to $278.8 million in 2018. This was principally due to a decrease of;
•$90.4 million in revenue as a result of lower utilization, higher number of drydocking days and lower charterhire rates for our fleet for the year ended December 31, 2019 compared to the same period in 2018. During the year ended December 31, 2019, majority of our fleet was scheduled for drydocking, resulting in 278 days of off-hire in aggregate, compared to 28 days of off-hire during the same period in 2018; and
•partially offset by $20.4 million increase in revenue from the Golar Viking as she was mostly on-hire during the year ended December 31, 2019, compared to being on commercial waiting time until December 2018.

Average daily TCE: As a result of lower voyage and commission expenses offsetting the decrease in operating revenues, the average daily TCE for the year ended year ended December 31, 2019 increased marginally to $44,400 compared to $43,700 for the same period in 2018.

Vessel operating expenses: Vessel operating expenses decreased by $1.4 million to $66.5 million for the year ended December 31, 2019, compared to $67.9 million for the same period in 2018, primarily due to a decrease of:

•$3.1 million in reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018; and
•$1.1 million in expenses in relation to the Gimi in the year ended December 31, 2019, as we commenced capitalization of costs associated with her conversion to a FLNG following receipt of the Limited Notice to Proceed in December 2018 to service the Gimi GTA Project.

This was partially offset by an increase in non-capitalizable vessel operating costs, largely due to the repairs and maintenance, including main engine overhaul, of $2.8 million as a result of the scheduled drydocking in the year ended December 31, 2019.

Voyage, charterhire and commission expenses: Largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $66.3 million to $38.1 million for the year ended December 31, 2019 compared to $104.4 million for the same period in 2018, is principally due to a decrease of $71.6 million reduction in voyage expenses as the majority of our fleet underwent drydocking for a total of 278 days in aggregate, compared to 28 days during the same period in 2018.

This was partially offset by the $4.6 million increase in costs in relation to the Golar Arctic, as she was mostly on commercial waiting time for the year ended December 31, 2019, compared to full utilization during the same period in 2018.

Project development expenses: Project development expenses increased by $1.0 million for the year ended December 31, 2019, principally due to an increase in project-related expenses associated with the conversion of the LNG Croatia prior to its final investment decision.

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

FLNG segment

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Total operating revenues	218,096	127,625	90,471	71%
Vessel operating expenses	(55,284)	(29,363)	(25,921)	88%
Voyage expenses	(788)	(1,429)	641	(45)%
Administrative expenses	(1,526)	(140)	(1,386)	990%
Project development expenses	(3,173)	(16,570)	13,397	(81)%
Realized gains on oil derivative	13,089	26,737	(13,648)	(51)%
Other operating losses	(2,962)	(14,018)	11,056	(79)%
Adjusted EBITDA	167,452	92,842	74,610	80%

Equity in net losses of affiliates	—	(2,047)	2,047	(100)%

Total operating revenues: On May 31, 2018, the Hilli was accepted by the Customer and, accordingly, commenced operations. The Hilli generated $218.1 million of total operating revenues, as a result of a full year of operations during 2019, in relation to her liquefaction services, compared to $127.6 million in 2018.

Vessel operating expenses: Vessel operating expenses increased by $25.9 million to $55.3 million for the year ended December 31, 2019 compared to $29.4 million in 2018 due:

•$27.4 million increase in the Hilli's operating expenses for the year ended December 31, 2019, as a result of a full year of operations in 2019 following commencement of operations in May 2018; and
•partially offset by $1.8 million in expenses in relation to the Gandria as a result of the generic works in anticipation of her conversion into a FLNG at the start of 2018.

Voyage expenses: The decrease in voyage expenses of $0.6 million to $0.8 million for the year ended December 31, 2019 compared to $1.4 million in 2018, mainly due to lower bunker consumption as a result of the Hilli undergoing commissioning in preparation for her commercial readiness in 2018.

Administrative expenses: Administrative expenses increased by $1.4 million to $1.5 million for the year ended December 31, 2019 compared to $0.1 million in 2018, principally due to an increase in corporate expenses, salaries and employee benefits following the full year of operation of the Hilli, compared to seven months in 2018.

Project development expenses: This relates to non-capitalized project-related expenses comprising of legal, professional and consultancy costs. The decrease was due to the commencement of capitalization of engineering consultation fees in relation to the Gimi GTA Project following the Gimi entering Keppel's shipyard for her conversion into a FLNG in December 2018.

Realized gain on oil derivative instrument: Realized gain on the oil derivative instrument, based on three-month look-back at average Brent crude oil prices above the base tolling fee under the Hilli LTA of $13.1 million for the year ended December 31, 2019 compared to $26.7 million in 2018, the decrease is due to a decline in the Brent crude oil prices.

Other operating losses: Other operating losses relates to the write-off of $3.0 million and $14.0 million of unrecoverable receivables relating to OneLNG for the year ended December 31, 2019 and 2018, respectively.

Equity in net losses of affiliates: In April 2018, we and Schlumberger decided to wind down OneLNG and work on FLNG projects on a case-by-case basis.

Power segment

	December 31,
(in thousands of $)	2019	2018	Change	% Change

Equity in net losses of affiliates	(23,234)	(16,913)	(6,321)	37%

The equity in net losses of Hygo principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers and the administrative cost of business development activities from Hygo Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which is nearing completion and currently undergoing the final commissioning phase.

Corporate and other segment

	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	21,888	24,209	(2,321)	(10)%
Vessel operating expenses	496	400	96	24%
Administrative expenses	(48,425)	(49,181)	756	(2)%
Project development expenses	(853)	(5,120)	4,267	(83)%
Adjusted EBITDA	(26,894)	(29,692)	2,798	(9)%

Equity in net losses of affiliates	(22,565)	(138,676)	116,111	(84)%

Total operating revenues: Vessel management and administrative service revenue decreased by $2.3 million to $21.9 million for the year ended December 31, 2019, compared to $24.2 million in 2018, mainly due to the wind down of OneLNG during 2018.

Vessel operating expenses: Vessel operating expenses relate to eliminations arising from vessel management recharges within the group.

Administrative expenses: Administrative expenses decreased by $0.8 million to $48.4 million for the year ended December 31, 2019 compared to $49.2 million for the same period in 2018, mainly due to $3.5 million net decrease in share options and RSUs expenses. This was partially offset by an increase in $1.8 million of legal fees.

Project development expenses: Project development expenses decreased by $4.3 million to $0.9 million for the year ended December 31, 2019 compared to $5.1 million for the same period in 2018, principally due to a decrease in project-related expenses comprising of legal, professional and consultancy costs.

Equity in net earnings of affiliates:

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Share of net (losses)/earnings in Golar Partners	(20,050)	7,001	(27,051)	(386)%
Impairment of investment in Golar Partners	—	(149,389)	149,389	100%
Share of net (losses)/earnings in other affiliates	(2,515)	3,711	(6,226)	(168)%
	(22,565)	(138,677)	116,112	(84)%

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

The share of net earnings in other affiliates represents our share of equity in ECGS and Avenir. During the year ended December 31, 2018 we recognized negative goodwill of $3.8 million in equity in net earnings of affiliates to reflect our bargain purchase of Avenir. Refer to note 14 "Investment in Affiliates" of our consolidated financial statements included herein for further details.

Other non-operating results

The following details our other consolidated results for the years ended December 31, 2019 and 2018:

	December 31,
(in thousands of $)	2019	2018	Change	% Change

Depreciation and amortization	(113,033)	(93,689)	(19,344)	21%
Impairment of long-term assets	(42,098)	—	(42,098)	100%
Unrealized loss on oil derivative	(39,090)	(9,970)	(29,120)	292%
Interest income	10,479	10,133	346	3%
Interest expense	(103,124)	(101,908)	(1,216)	1%
Losses on derivative instruments	(38,044)	(30,541)	(7,503)	25%
Other financial items, net	(5,522)	(1,481)	(4,041)	273%
Net income attributable to non-controlling interests	(89,581)	(63,214)	(26,367)	42%

Depreciation and amortization: Depreciation and amortization increased by $19.3 million to $113.0 million for the year ended December 31, 2019 compared to $93.7 million for the same period in 2018. Following the Hilli's commencement of operations on May 31, 2018, depreciation and amortization of the vessel was recognized. A full year of depreciation was recognized for the year ended December 31, 2019 compared to the seven months of depreciation in 2018.

Impairment of long-term assets: Impairment of long-term assets for the year ended December 31, 2019 consists of:

•$34.3 million impairment charge on vessel and equipment associated with our LNG carrier, LNG Croatia.
•$7.3 million impairment charge associated with our investment in OLT-O.

Unrealized loss on the oil derivative instrument: Unrealized loss on the oil derivative instrument increased by $29.1 million to $39.1 million for the year ended December 31, 2019 compared to $10.0 million in 2019 due to changes in oil prices above the contractual floor price over the term of the LTA.

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
•$6.5 million decrease in interest expense incurred on the deposits received from Golar Partners following application of the deposit to the Hilli acquisition price and the conversion of the Hilli shareholder loans to equity following the Hilli Disposal in July 2018; and
•$1.0 million decrease in interest expense on the Hilli LC, due to a contractual step down in the Hilli LC from $300 million to $250 million in May 2019, and a further step down to $125 million in November 2019.

Losses on derivative instruments: Losses on derivative instruments increased by $7.5 million to a loss of $38.0 million for the year ended December 31, 2019 compared to a loss of $30.5 million for the same period in 2018. The movement was primarily due to:

Net unrealized and realized (losses)/gains on interest rate swap agreements: As of December 31, 2019, we have an interest rate swap portfolio with a notional amount of $737.5 million, none of which are designated as hedges for accounting purposes. Net unrealized losses on the interest rate swaps increased to a loss of $16.5 million for the year ended December 31, 2019 compared to a gain of $0.6 million for the same period in 2018, due to a decline in the long-term swap rates, partially offset by the decreased notional value of our swap portfolio over the period. Realized gains on our interest rate swaps decreased to a gain of $6.4 million for the year ended December 31, 2019, compared to a gain of $8.1 million for the same period in 2018, primarily due to lower LIBOR rates for the year ended December 31, 2019.

Unrealized losses on Total Return Swap: In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In November 2019, we repurchased 1.5 million shares underlying the TRS. The remaining facility has been extended to March 2020. The TRS derivative mark-to-market adjustment resulted in a net loss of $30.5 million recognized in the year ended December 31, 2019 compared to a loss of $30.7 million for the same period in 2018. The losses in 2019 and 2018 are due to the decline in our share price.

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
•$0.5 million in relation to the non-controlling shareholders who hold interests in Gimi MS for the year ended December 31, 2019, following the subscription of 30% equity interest by First FLNG Holdings in April 2019; and
•$28.3 million and $31.9 million in relation to the equity interests in our remaining lessor VIEs for the year ended December 31, 2019 and 2018, respectively.

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry, and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, cash generated from operations, sales of vessels and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding investment in the development of our project portfolio, including our affiliates, funding working capital, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted within our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners, Euros and Central African Franc. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, except in the case of our oil derivative instrument.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in affiliates and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the Cool Pool.

As of December 31, 2020, we had cash and cash equivalents (including short-term deposits) of $290.9 million, of which $163.2 million is restricted cash. Included within restricted cash is $77.2 million in respect of the issuance of the LC by a financial institution to our project partner involved in the Hilli FLNG project, $36.7 million held in escrow as part of the sale of LNG Croatia, $8.9 million in relation to interest rate swaps, with the balance mainly relating to the cash belonging to lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 12 "Restricted Cash and Short-term Deposits" of our consolidated financial statements included herein for additional details.

Since December 31, 2020, significant transactions impacting our cash flows include:

Receipts:

•$80.8 million receipt in relation to the closing of GMLP Merger in April 2021;
•$50.0 million receipt in relation to the closing of Hygo Merger in April 2021;
•$45.0 million drawdown from the Gimi facility;
•$36.7 million release of restricted cash in relation to the sale of LNG Croatia in January 2021;
•$17.0 million proceeds from Gimi MS shareholders' cash call, of which $5.1 million relates to Keppel's equity contribution;
•$4.6 million release of collateral in relation to our interest rate swaps;
•$2.5 million receipt in relation to a loss of hire insurance claim on the Golar Ice; and
•$0.4 million receipt in February 2021 in relation to the cash distributions from Golar Partners for the quarter ended December 31, 2020.

Payments:

•$22.4 million of scheduled loan principal and interest repayments;

•$8.6 million in relation to the termination of the Methane Princess lease;

•$0.9 million of legal and professional fees in relation to the activities to reach consummation of the GMLP Merger and Hygo Merger; and

•$130.5 million of additions to the assets under development.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including investments into our affiliates, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, and public and private debt or equity offerings. Refer to note 1 "General" of our consolidated financial statements included herein for our going concern assessment.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in millions of $)	2020	2019	2018
Net cash provided by operating activities	145.8	106.5	116.7
Net cash used in investing activities	(103.0)	(264.4)	(202.5)
Net cash (used in)/provided by financing activities	(162.3)	(136.0)	177.4
Net (decrease) increase in cash, cash equivalents and restricted cash	(119.5)	(293.9)	91.6
Cash, cash equivalents and restricted cash at beginning of year	410.4	704.3	612.7
Cash, cash equivalents and restricted cash at end of year	290.9	410.4	704.3

Net cash provided by/(used in) operating activities

Cash provided by operating activities increased by $39.3 million to $145.8 million for the year ended December 31, 2020 compared to $106.5 million for the same period in 2019. The increase was primarily due to:

•higher contribution recognized from our participation in the Cool Pool due to higher utilization, higher charter rates and a lower number of drydocking days for our vessels for the year ended December 31, 2020;
•$14.3 million reduction of dry docking costs as the majority of our fleet has undergone their scheduled dry dock in 2019; and
•the improvement in the general timing of working capital for the year ended December 31, 2020, compared to the same period in 2019, driven by on-going cost saving measures, deferred vessel repairs and maintenance works and general reduction in overheads due to COVID-19 restrictions. These deferred works and essential overhead costs are expected to be incurred in 2021.

This was partially offset by $9.3 million cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra for the year ended December 31, 2019. There were no comparable receipts in the same period in 2020.

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
Net cash used in investing activities

Net cash used in investing activities of $103.0 million in 2020 comprised mainly of:

•$298.3 million additions to assets under development relating to payments made in respect of the conversion of the Gimi and the LNG Croatia;
•$45.0 million short term-loans advanced to Golar Partners; and
•$12.6 million additions to our investments in Hygo and Avenir.

This was partially offset by:

•$190.1 million of proceeds from the disposal of the LNG Croatia to LNG Hrvatska;
•$45.0 million receipts from Golar Partners repayment of the loans;
•$10.6 million of dividends received from Golar Partners; and
•$11.1 million proceeds from Keppel's subscription of 30% of the equity interest in Gimi MS.

Net cash used in investing activities of $264.4 million in 2019 comprised mainly of:

•$376.3 million of payments made in respect of the conversion of the Gimi into a FLNG;
•$21.0 million additional investments in Hygo and Avenir; and
•$24.4 million of payments predominately for the installation of the ballast water treatment systems on eight of our vessels.

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

Net cash (used in)/provided by financing activities

Net cash used in financing activities is principally generated from funds from new debt, debt refinancing, debt repayments and cash dividends. Net cash used in financing activities of $162.3 million in 2020 comprised mainly of:

•scheduled debt repayments of $442.7 million, which includes repayments made by our lessor VIE's (see note 9 "Variable Interest Entities" of our consolidated financial statements included herein);
•repayment of $250.0 million for the Margin Loan and the Term facility;
•repayment of $124.7 million for the sale and leaseback facility related to LNG Croatia, including $0.5 million of financing cost upon the disposal of the LNG Croatia;
•payment of $117.1 million following the refinancing of the Golar Bear and Golar Viking facilities with sale and leaseback arrangements;
•payment of dividends of $26.1 million in relation to Hilli LLC;
•financing costs of $14.6 million predominately in relation to the Golar Viking and Gimi facilities; and
•$16.7 million to repurchase the shares and units underlying our equity swap in February 2020.

This was partially offset by proceeds of:

•$170.0 million being the third draw down under the $700 million Gimi facility;
•$100.0 million on the Revolving Credit Facility; and
•$459.7 million in relation to borrowings made by our lessor VIE's (see note 9 "Variable Interest Entities" of our consolidated financial statements included herein); and
•$99.8 million of net proceeds from the issuance of equity.

Net cash used in financing activities of $136.0 million in 2019 comprised mainly of:

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

Borrowing Activities

As of December 31, 2020, we had total outstanding borrowings, gross of capitalized borrowing costs, of $2.4 billion, secured by, among other things, our vessels, our ownership in Hygo, and unsecured convertible bonds outstanding of $383.7 million.

In December 2020, Golar entered into a $100 million revolving credit facility which was secured by a pledge against Golar’s holding in Hygo shares. In April 2021, in connection with the closing of the Hygo Merger, certain amendments to the facility were enacted. Whilst most of the existing terms remain substantially unchanged, the key amendments include: (i) changes to the security, with the release of the Hygo shares and the replacement with a pledge against Golar’s holding in 18,627,451 shares of NFE common stock, although, if certain requirements are met, the facility allows for the release of a portion of the NFE common stock based on a prescribed loan to value ratio; and (ii) a decrease to the interest rate to LIBOR plus a margin of 4.5%.

As of December 31, 2020, we were in compliance with all our covenants under our various loan agreements. See note 18 “Debt” and note 27 “Subsequent Events” in our consolidated financial statements included herein for additional information on our borrowings as of December 31, 2020.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates.

Interest rate swap agreement

As of December 31, 2020, we have interest rate swaps with a notional amount of $597.5 million representing approximately 24.8% of our total debt. Our swap agreements have expiration dates between 2021 and 2029 and have fixed rates of between 1.69% and 2.37%. The total unrealized loss recognized in the consolidated statement of operations relating to our interest rate swap agreements in 2020 was $38.6 million.

Total Return Swap agreement

In 2020, we purchase of the 1.5 million shares and 107,000 of Golar Partners' units underlying the Total Return Swap and recognized a loss of $5.1 million in the consolidated statement of operations. See Note 24 “Financial Instruments” in our consolidated financial statements included herein for additional information.

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

Hilli LTA

Pursuant to the LTA effective in December 2017, and on commencement of the commissioning activities, we recognized a derivative asset ("day one gain") of $79.6 million, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of December 31, 2020 was $0.5 million (2019: $45.6 million) and, as a result, the total unrealized loss recognized in the consolidated statement of operations relating to this derivative was $45.1 million.

Foreign currencies

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we also incur a small portion of expenditure in other currencies. We are affected by foreign currency fluctuations primarily through expenditure in respect of our vessels' drydocking, conversion projects, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and the administrative costs of our UK office. The currencies which impact us the most include, but are not limited to, Euros, Norwegian Kroner, Singaporean Dollars, Central African Franc and, to a lesser extent, British Pounds.

Capital Commitments

Conversion commitments

Our conversion commitments relate to Gimi's conversion to a FLNG, further described in note 15, "Asset Under Development", and note 26, "Commitments and Contingencies", of our consolidated financial statements included herein.

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

Vessels and impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. Management performs an annual impairment assessment and when such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows are lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2020, for nine of our vessels (see note 16 "Vessels and Equipment, net" of our consolidated financial statements included herein), the carrying value was higher than their estimated market values (based on third party average ship broker valuations). As a result, we concluded that an impairment trigger existed and performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as, for each of these vessels, the projected undiscounted net cash flows were significantly higher than the carrying value.

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

Judgments and estimates: Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNG carriers, FSRU and FLNG are based on approximate vessel market values that have been received from third party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the second hand market for these types of vessels.

Effect if actual results differ from assumptions: As of December 31, 2020, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of the nine vessels, were greater than their carrying value. With respect to these nine vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized.

Impairment of equity method investments

Description: We assess our equity investments for impairment whenever factors indicate that the carrying value of the investment may not be recoverable. Where there are indicators that the fair value is below the carrying value of our investments, we will evaluate these for other-than-temporary impairment.

Judgments and estimates: The assessment of ‘other than temporary’ requires judgments regarding the severity and the duration of any decline in fair value before an impairment loss is recognized. Consideration is given to the length of time and the extent to which fair value is below carrying value, the financial condition and near-term prospects of our investee and our intent and ability to hold the investment until any anticipated recovery. The unit price of our equity investment in Golar Partners has not recovered from the impact of the COVID-19 outbreak in line with peer companies in the LNG sector and market sentiment towards the equity investment has declined from the first quarter of 2020, contributed by the change in strategy to cut dividend distributions to focus capital allocation on debt reduction. Although there has been no significant change to the underlying business model, we believe the above factors around recoverability and decline in market sentiment have resulted in this decline being other than temporary.

Effect if actual results differ from assumptions: Although we believe the underlying judgments supporting our impairment charge are reasonable, if the fair value of our equity investments subsequently recovers to the carrying value before impairment, we would not be able to reflect this increase as part of our investment in equity affiliates and reverse the impairment charge previously taken in our statement of operations.
Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 "Recently Issued Accounting Standards".

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the sections of this Item 5 entitled “Significant Developments in Early 2021,” “Factors Affecting Our results of Operations and Future Results” and “A. Operating Results” and “Item 4. Information on the Company B. Business Overview.”

The ongoing worldwide outbreak and subsequent spread of COVID-19 has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread. These measures have resulted in a significant reduction in global economic activity, extreme volatility in the global financial markets, and as a result the global demand for oil, natural gas, LNG and LNG supply has declined significantly. The continued impact of COVID-19 and seasonality has also led to greater volatility in spot rates. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow for the 2021 fiscal year. See “Item 3.D - Risk Factors” included herein for additional information.

E.           Off-Balance Sheet Arrangements

At December 31, 2020, we do not have any off-balance sheet arrangements.

F.           Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2020:

(in millions of $)	Total Obligation	Due in 2021	Due in 2022 – 2023	Due in 2024 – 2025	Due Thereafter
Golar long-term and short-term debt (1)	885.9	118.2	420.2	140.8	206.7
VIE long-term and short-term debt (1)	1,493.7	945.5	331.5	136.6	80.1
Interest commitments on long-term debt and other interest rate swaps (2)	174.4	54.0	48.2	34.5	37.7
Operating lease obligations (3)	15.6	4.8	5.0	3.3	2.5
Purchase obligations:
Avenir (4)	8.6	8.6	—	—	—
FLNG conversion (5)	860.8	295.0	515.1	50.7	—
Other non-current liabilities (6)	—	—	—	—	—
Total	3,439.0	1,426.1	1,320.0	365.9	327.0
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
(2)Our interest commitment on our long-term debt is calculated based on assumed LIBOR rates of between 0.16% to 1.65% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)Our rental commitment under operating leases for leased offices, equipment and other assets. See note 11 ''Operating Leases" of our consolidated financial statements included herein
(4)As at December 31, 2020, we had a commitment of $8.6 million in relation to our investment in Avenir. See note 26 ''Commitments and Contingencies" of our consolidated financial statements included herein.
(5)Outstanding payments including financing charges in connection with the Gimi conversion. See note 15 ''Asset Under Development" of our consolidated financial statements included herein for further information. We have commenced discussions with Keppel to re-schedule activities in order to reduce and reprofile our capital spending commitments for 2020 and 2021.
(6)Our consolidated balance sheet as of December 31, 2020, includes $135.4 million classified as "Other non-current liabilities" of which $43.9 million represents the FLNG deferred revenue, being the corresponding liability upon initial recognition of the LTA derivative asset, $37.3 million represents liabilities under our pension plans, $19.5 million represents our guarantees provided to Golar Partners and Hygo for certain debts and $18.6 million represents estimated costs to decommission the mooring to which the Hilli is attached for the duration of the LTA. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain or in the case of the derivative, this represents deferred revenue. See note 21 ''Other Non-current Liabilities'' of our consolidated financial statements included herein for additional information regarding our other non-current liabilities.
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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	58	Chairman of our Board of Directors and Director
Daniel Rabun	66	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Thorleif Egeli	57	Director
Carl Steen	70	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	56	Director and Compensation Committee member
Lori Wheeler Naess	50	Director and Audit Committee Chairperson
Georgina Sousa	70	Director and Company Secretary

Tor Olav Trøim has served as a director of the Company since September 2011 and appointed as the Chairman of the Board in September 2017. From January 2009 until the closing of the GMLP Merger, Mr. Trøim has also served as a director and chairman of Golar Partners' board of directors. Mr. Trøim previously served as a director and vice-president of the Company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of the Company's listed subsidiary, Golar LNG Energy Limited. Mr. Trøim was Vice President and a director of Seadrill Limited between 2005 and 2014. Additionally between 1995 and 2014 he also served, at various times, as a director of a number of related public companies including Frontline Limited, Golden Ocean Group Limited, Archer Limited as well as Seatankers Management Limited. Prior to 1995 he served as an Equity Portfolio Manager with Storebrand ASA and Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim graduated with a M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He currently holds controlling interests in Magni Partners Bermuda and Magni Partners UK. He also serves as a director in Stolt-Nielsen Limited, Borr Drilling and Valerenga Football Club.

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

Carl Steen has served as a director since January 2015 and currently serves on our Audit Committee, Compensation Committee and Nomination Committee. From August 2012 until the closing of the GMLP Merger, Mr. Steen has also served as a director of Golar Partners' board of directors. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M.Sc in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilhelmsen Holding ASA and Belships ASA.

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

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Opera Limited, a U.S.-listed company, Klaveness Combination Carriers ASA and a listed shipping company in Norway. From February 2016 until the closing of the GMLP Merger, Ms. Naess has also served as a director of Golar Partners' board of directors. Prior to her appointment as a director, Ms. Naess was most recently a director with PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012, she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Georgina Sousa was appointed as a director in September 2019 and as Secretary in May 2019. She is currently a director and secretary of 2020 Bulkers Ltd. and Borr Drilling Ltd. From October 2019 until the closing of the GMLP Merger, Ms. Sousa has also served as a director of Golar Partners' board of directors and company secretary of Golar Partners. Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and FLEX LNG Ltd. from June 2017 until December 2018. Ms. Sousa also served as a Director of Seadrill Limited from November 2015 until July 2018, Knightsbridge Shipping Limited (the predecessor of Golden Ocean Group Limited) from 2005 until 2015 and for us from 2013 until 2015. Ms. Sousa has extensive experience in corporate secretarial practice having previously held various company secretary positions, amongst other shipping companies, the above mentioned companies at various times.

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report.

Name	Age	Position
Iain Ross	59	Chief Executive Officer – Golar Management
Karl Fredrik Staubo	34	Chief Financial Officer – Golar Management (with effect from November 28, 2020)
Øistein Dahl	60	Chief Operating Officer – Golar Management Norway
Olve Skjeggedal	46	Chief Technical Officer – Golar Management Norway

Iain Ross has served as Chief Executive Officer since September 21, 2017. Between 2002 and joining Golar, Mr. Ross held various executive level positions with project delivery firm WorleyParsons Limited. Positions included Group Managing Director, an ExCo position with responsibility for leadership of the Global Hydrocarbons, Power, Infrastructure and Mining Sectors, the development of the group Strategy, Mergers & Acquisitions (including integration of acquired companies) and, finally, as leader of their Digital Technology start-up. Mr. Ross has a bachelor's degree in Mechanical Engineering from Heriot-Watt University, is a Fellow of Engineers Australia and certified International Director from INSEAD. On April 12, 2021, Mr. Iain Ross announced his resignation as our Chief Executive Officer ("CEO") and is currently serving his six months' notice.

Karl Fredrik Staubo was appointed as our Chief Financial Officer in November 2020. From May 2020 until the closing of the GMLP Merger, Mr. Staubo served as the Chief Executive Officer of Golar Partners. Mr. Staubo has 11 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson's Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarkson's, Mr. Staubo has worked at Magni Partners Ltd, as a partner since October 2018. During his time with Magni Partners, Mr. Staubo has worked as an advisor to the Golar group and was extensively involved in the amendments to Golar Partners’ Norwegian bonds. He has a MA in Business Studies and Economics from the University of Edinburgh.

Øistein Dahl has served as Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011 and as Chief Operating Officer of Golar Management since April 2012. From 2012 until the closing of the GMLP Merger, Mr. Dahl served as Chief Operating Officer of Golar Partners. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilds and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a M.Sc degree from the NTNU Technical University in Trondheim, Norway.

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

B.      Compensation

For the year ended December 31, 2020, we paid our directors and executive officers aggregate cash compensation (including bonus) of $3.7 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2020, we granted restricted stock units covering 163,619 common shares which vest equally over three years and units subject to a performance condition for a maximum of 137,679 common shares that may be earned under the award. For a description of our share based payment plan please refer to the section of this item entitled "E. Share Ownership - Share Based Payment Plan" below.

In addition to cash compensation, during 2020 we also recognized an expense of $1.7 million relating to share based compensation issued to certain of our directors and executive officers. See note 23 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

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

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. listed companies. Please see the section of this Annual Report entitled “Item 16G. Corporate Governance" for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq.

D.      Employees

As of December 31, 2020, we employed approximately 300 employees and consultants in our offices in Bermuda, Cameroon, Croatia, London, Malaysia and Oslo, as well as in the shipyards where are vessel conversions are underway. We also employed approximately 1,403 seafaring employees and contractors for the vessels that we own and manage.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of April 16, 2021. Also shown are their interests in share options and restricted stock units awarded to them under our various share based payment schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options			Restricted Stock Units
	Number of shares	%	Total number of options	Exercise price	Expiry date	Number of RSUs	Vesting Date
Tor Olav Trøim	5,314,454(1)	4.83%	5,310	$20.73	2021	—	—
			103,970	$26.44	2022	5,563	2022
			11,840	$26.90	2023	5,563	2023
Daniel Rabun	*	*	75,000	$20.73	2021	—	—
			11,905	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Thorleif Egeli	*	*	—	N/A	N/A	2,225	2022
						2,225	2023
Carl Steen	*	*	5,310	$20.73	2021	—	—
			3,970	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Niels Stolt-Nielsen	2,741,470(2)	2.49%	5,310	$20.73	2021	—	—
			3,970	$26.44	2022	2,225(2)	2022
			3,950	$26.90	2023	2,225(2)	2023
Lori Wheeler Naess	*	*	5,310	$20.73	2021	—	—
			3,970	$26.44	2022	2,225	2022
			3,950	$26.90	2023	2,225	2023
Georgina Sousa	*	*	—	N/A	N/A	4,037	2022
						2,823	2023
Iain Ross	—	—	300,000	$20.51	2022	—	—
						26,422	2022
						26,421	2023
						118,898	**
Karl Fredrik Staubo	*	*	—	N/A	N/A	N/A	N/A
Øistein Dahl	*	*	50,000	$22.58	2021	—	—
			8,400	$26.90	2023	5,237	2022
						3,507	2023
						10,520	**
Olve Skjeggedal	*	*	14,100	$22.58	2021	—	—
			3,200	$26.90	2023	6,098	2022
						5,098	2023
						8,261	**

* Less than 1%.
** These are the maximum number of restricted stock units (RSUs) that may be earned under the award granted in March 2020 and which will vest in March 2023. The award is subject to the achievement of a total shareholder return (TSR) performance condition relative to the TSR of a predetermined group of peer companies over a three-year performance period ending December 31, 2022.
(1) 5,314,454 common shares are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
(2) Included within this balance are 2,672,695 shares which are owned by Stolt-Nielsen Limited, a company controlled by Niels Stolt-Nielsen. Shares will also be received by this company upon vesting.
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

As of December 31, 2020, 1.4 million of our authorized and unissued common shares were reserved for issue pursuant to subscription under options and restricted stock units granted under our share based payment plans. For further detail on share options and restricted stock units please see note 23 "Share Capital and Share Based Compensation" of our consolidated financial statements included herein.

The exercise price of options is reduced by the value of dividends paid, on a per share basis. Accordingly, the above figures show the reduced exercise price as of April 16, 2021.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of April 16, 2021 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares(5)
Owner	Number	Percent
Orbis Investment Management Ltd (1)	12,014,640	10.93%
Cobas Asset Management (2)	9,747,983	8.87%
Morgan Stanley (3)	6,938,936	6.31%
FMR LLC (4)	5,540,305	5.04%
(1) Information derived from Schedule 13G/A of Orbis Investment Management Ltd filed with the Commission on February 16, 2021.
(2) Information derived from Schedule 13G/A of Cobas Asset Management filed with the Commission on February 16, 2021.
(3) Information derived from Schedule 13G/A of Morgan Stanley filed with the Commission on February 11, 2021.
(4) Information derived from Schedule 13G/A of FMR LLC filed with the Commission on February 8, 2021.
(5) Based on a total of 109,943,594 outstanding shares of our common stock as of April 16, 2021.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of our issued and outstanding common shares. In 2020, Luxor Capital Partners LP, has reduced their shareholding by 3.5% to 1.7%. In 2019 and 2018, Barrow, Hanley, Mewhinney and Strauss LLC, Capital Research Global Investors and Vanguard Whitehall Funds, disposed of their respective shareholdings. We are not aware of any arrangements the operation of which may, at a subsequent date, result in a change of control.

As of April 16, 2021, we had 8 common shareholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 110,048,319 common shares, representing 99.85% of our outstanding common shares. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

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

The related party transactions that we were party to between January 1, 2020 and December 31, 2020 are described in note 25 "Related Party Transactions" of our consolidated financial statements included herein.

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

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case, with an unrelated party, for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal ("FTT or the UK court") ruled in favor of HMRC. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure. Our discussions with HMRC on this matter have concluded without agreement and, in January 2020, we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the FTT Tribunal. See note 26 “Commitments and Contingencies” of our consolidated financial statements included herein for further details.

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

For 2020, there were no quarterly dividends declared. In February 2020, we purchased the remaining 1.5 million of our shares underlying the total return swap and subsequently cancelled all our treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares. See note 24 “Financial Instruments” of our consolidated financial statements included herein for further details..

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

At our 2020 Annual General Meeting, our shareholders voted to further amend our Bye-laws to change the quorum necessary for the transaction of the company business. We adopted these amended Bye-laws of the Company on September 24, 2020, and they were filed as Exhibit 1.1 to our report on Form 6-K filed with the Commission on November 30, 2020, and are hereby incorporated by reference into this Annual Report.

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

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholder meetings to the company to determine in its Bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-laws provide otherwise. The Company's Bye-laws do not provide for a quorum requirement other than at least two members being present in person or by proxy and entitled to vote (whatever the number of shares held by them).

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

C.           Material contracts

The following is a list of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report.

1.Rules of Golar LNG Limited Bermuda Employee Share Option Scheme.
2.Omnibus Agreement dated April 13, 20211, by and among Golar LNG Limited, Golar LNG Partners LP, Golar GP LLC and Golar Energy Limited.
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
17.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018.
18.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC dated as of April 15, 2021, by and among Golar LNG Limited, Golar Partners Operating LLC, KSI Investments Pte. Ltd. and Black & Veatch International Corporation.
19.Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018.
20.Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.
21.$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
22.First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V.
23.Agreement and plan of Merger dated January 13, 2021 between Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc, Lobos Acquisition LLC and NFE International Holdings Limited.

24.Transfer Agreement, dated as of January 13, 2021, by and between Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited.
25.Support Agreement, dated as of January 13, 2021, by and between Golar LNG Partners LP, Golar LNG Limited, Golar LNG Partners LP and Golar GP LLC.
26.Agreement and plan of Merger dated January 13, 2021 between Hygo Energy Transition Ltd, New Fortress Energy Inc, Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Lobos Acquisition LLC.
27.Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc.
28.Omnibus Agreement (Hygo) dated as of April 15, 2021 by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc.
29.Shareholders’ Agreement dated as of April 15, 2021 by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd.

For a further discussion of these contracts and the related transactions, please refer to “Item 4. Information on the Company-A. History and Development of the Company,” “Item 4. Information on the Company-B. Business Overview,” “Item 5. Operating and Financial Review and Prospects A. Operating Results,” “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees E. Share Ownership,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” and “Item 10. Additional Information--E. Taxation.” Other than as discussed in this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries are a party.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock was "primarily traded" on the Nasdaq, an "established securities market" in the United States, during 2020.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test." We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2020. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2020, we were not subject to the 5% Override Rule for 2020. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2020 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries and such U.S. source shipping income is not considered to be "effectively connected" with the conduct of a U.S. trade or business, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2020, we and our subsidiaries would be subject to $nil aggregated tax under section 887 of the Code if applicable.

In addition, our U.S. source shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business (net of applicable deductions) is subject to the U.S. corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock.To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not "passive income" for PFIC purposes. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, also known as the "IRS", pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position. In addition, there can be no assurance that we will not become a PFIC for the current or any future taxable year as a result of changes in our operations or assets, including as a result of the Hygo Merger and the GMLP Merger. In this regard, the NFE common stock that we received as consideration in the Hygo Merger generally is considered to be an asset that produces or is held for the production of passive income for purposes of the PFIC tests. We are continuing to analyze the potential effects of our ownership of NFE common stock on our PFIC status.

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

In addition to the above consequences, if we are or have been a PFIC for any taxable year, a U.S. Holder would be required to file IRS form 8621 with the IRS for that year with respect to such U.S. Holder's common stock.

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

As of December 31, 2020, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $597.5 million. The principal of our floating rate loans outstanding as of December 31, 2020 was $1,013.7 million. Based on our floating rate debt at December 31, 2020, a one-percentage point increase in the floating interest rate would increase our interest expense by $4.5 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2020, see note 24 “Financial Instruments” of our consolidated financial statements included herein.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, or GBP, Norwegian Kroners, or NOK, and Euros, in relation to our administrative office in the UK, operating expenses and capital expenditure projects incurred in a variety of foreign currencies. Based on our GBP expenses for 2020, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by $1.9 million.

We operate a branch in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2020, a 10% depreciation of the U.S. Dollar against NOK would have increased our expenses by $2.1 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs incurred in 2020, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2020 by $3.0 million.

Commodity price risk. As of December 31, 2020, we have a derivative asset in relation to the LTA, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2020, the value of this asset is $0.5 million. Movements in the price of Brent Crude will cause the derivative asset, and resulting fair value movements, to fluctuate. However, we bear no downside risk should the Brent Crude price move below $60.00.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(e) of the Exchange Act of 1934, as of December 31, 2020. At the time our Annual Report on Form 20-F for the year ended December 31, 2020 was filed on April 22, 2021, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2020, our internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

(d)          Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Naess and Daniel Rabun each qualify as an audit committee financial expert and are independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Securities Exchange Act of 1934.

ITEM 16B.  CODE OF ETHICS

We have adopted a Corporate Code of Business Ethics and Conduct that applies to all our employees. A copy of our Corporate Code of Business Ethics and Conduct may be found on our website www.golarlng.com. This website is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office. Additionally, our Code of Business Ethics and Conduct is included as Exhibit 11.1 of this annual report. Any waivers that are granted from any provision of our Code of Business Ethics and Conduct may be disclosed on our website within five business days following the date of such waiver.

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

Fiscal year ended December 31, 2020	$1,820,348
Fiscal year ended December 31, 2019	$1,479,465

Total audit fees incurred with respect to Ernst & Young LLP were approximately $1.8 million and $1.5 million for 2020 and 2019, respectively.

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

Fiscal year ended December 31, 2020	$67,384
Fiscal year ended December 31, 2019	$175,566

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

Fiscal year ended December 31, 2020	$3,809
Fiscal year ended December 31, 2019	$43,867

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

Fiscal year ended December 31, 2020	$321,943
Fiscal year ended December 31, 2019	$307,716

(e)      Audit Committee's Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2020 and 2019 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2019, our Board of Directors approved the repurchase of up to 3 million of our common shares. In November 2019, we repurchased 1.5 million shares for an aggregate cost of $18.6 million. In February 2020, we repurchased the remaining 1.5 million shares for an aggregate cost of $13.4 million and cancelled all our treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or program	Maximum number of shares that may be purchased under the plans or program
November 2019	1,500,000	$46.33	1,500,000	3,000,000
February 2020	1,500,000	$46.91	1,500,000	3,000,000

In connection with the Board approved share repurchase scheme discussed above, this was partly financed through the use of our Total Return Swap or equity swap facilities with third party banks, indexed to our own shares. We carried the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. As at December 31, 2020, the counterparty to the equity swap transactions has no outstanding notional shares in us (2019: 1.5 million shares at an average price of $46.93). The effect of our Total Return Swap in our consolidated statement of operations as at December 31, 2020 and 2019 is a mark-to-market loss of $5.1 million (realized) and $30.5 million (unrealized), respectively.
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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-74 are filed as part of this Annual Report.

Separate consolidated financial statements and notes thereto for Golar Partners for each of the years ended December 31, 2020, 2019 and 2018 are being provided as a result of Golar Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the three years ended December 31, 2020 and, accordingly, the financial statements of Golar Partners for the year ended December 31, 2020 as filed in the Annual Report on Form 20-F of Golar Partners, filed with the Commission on March 16, 2021, are hereby incorporated by reference and considered to be filed as part of this Annual Report on Form 20-F.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Description of Exhibit
1.1**
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of Golar LNG Limited’s Registration Statement on Form 20-F, filed with the SEC on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2**	Bye-Laws of Golar LNG Limited amended and adopted September 20, 2013, incorporated by reference to Exhibit 3.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 1, 2014.
1.3**	Bye-Laws of Golar LNG Limited amended and adopted September 24, 2020, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on November 30, 2020.
1.4**	Certificate of Incorporation as adopted on May 10, 2001, incorporated by reference to Exhibit 1.3 of Golar LNG Limited’s Original Registration Statement.
1.5**
Certificate of deposit of memorandum of increase of share capital of Golar LNG Limited registered on June 20, 2001 (increasing Golar LNG Limited’s authorized capital), incorporated by reference to Exhibit 1.4 of Golar LNG Limited’s Original Registration Statement.

1.6**
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

4.10**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.11**/+
Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.12**
Amendment Agreement, dated March 23 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 30, 2018.

4.13**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.14*
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC dated as of April 15, 2021, by and among Golar LNG Limited, Golar Partners Operating LLC, KSI Investments Pte. Ltd. and Black & Veatch International Corporation

4.15**	Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018, incorporated by reference to Exhibit 4.5 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.
4.16**/+
Lease and Operate Agreement by and between Gimi MS Corporation and BP Mauritania Investments Limited, dated February 26, 2019, incorporated by reference to Exhibit 4.26 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December, 31, 2018.

4.17**/++
$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis, incorporated by reference to Exhibit 1.1 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on November 30, 2020.

4.18*/++	First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V.,
4.19**
Agreement and plan of Merger dated January 13, 2021, relating to the sale of Golar LNG Partners LP, by and between Golar GP LLC, New Fortress Energy Inc, Lobos Acquisition LLC and NFE International Holdings Limited, incorporated by reference to Exhibit 4.1 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.20**
Transfer Agreement dated January 13, 2021, relating to the sale of Golar LNG Partners LP, by and between Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited, incorporated by reference to Exhibit 4.2 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.21**
Support Agreement dated January 13, 2021, relating to the sale of Golar LNG Partners LP, by and between Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited, incorporated by reference to Exhibit 4.3 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.22**
Agreement and plan of Merger dated January 13, 2021, relating to the sale of Hygo Energy Transition LTD, between New Fortress Energy Inc, Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) LTD and Lobos Acquisition LLC, incorporated by reference to Exhibit 4.4 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.23*	Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc.
4.24*	Omnibus Agreement (Hygo) dated as of April 15, 2021 by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc.
4.25*	Shareholders’ Agreement dated as of April 15, 2021 by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of Golar LNG Limited’s Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

_________________________
*                               Filed herewith.

** Incorporated by reference.

+ Certain portions have been omitted pursuant to a confidential treatment request. Omitted information have been separately filed with the Securities and Exchange Commission.

++ Certain portions have been omitted.

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

Golar LNG Limited
(Registrant)

Date	April 22, 2021	By	/s/ Karl Fredrik Staubo
Karl Fredrik Staubo
Chief Financial Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 22, 2021, expressed an unqualified opinion thereon.

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

Going concern assessment
Description of the matter
The consolidated financial statements of the Company are prepared on the going concern basis of accounting. As described in Note 1 to the consolidated financial statements, management is engaged in discussions with various financial institutions in order to fund capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances that fall due in the twelve-month period from the date the consolidated financial statements are issued (‘Going concern period’).

Management’s cash flow forecasts include assumptions related to financing plans, which management has concluded would, if successful, provide sufficient liquidity to allow the Company to meet its obligations for a period of twelve months from the date the consolidated financial statements are issued. Management’s cash flow forecasts reflect considered the monetizing of assets (including but not limited to, a portion of the 18.6 million shares of owned NFE common stock and the risk of fluctuations in the NFE share price), extension of put options or refinancing the debt to which the put options relate, and the refinancing of certain debt obligations. Additionally, the cash flow forecasts include assumptions related to estimated charter rates and vessel utilization percentages, to which the overall going concern assessment is sensitive, and which are judgmental because they are forward-looking in nature.

Auditing the Company’s going concern assessment described above is complex because it involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions, alternative financing options available to raise additional funding and other assumptions used in the Company’s going concern analysis. The Company’s ability to execute the planned refinancing actions and alternative options are especially judgmental given that the global financial markets and economic conditions have been, and continue to be, impacted as a result of the COVID-19 pandemic.

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

Further, we evaluated the key estimates that impact the cash flows in management’s going concern assessment, which include estimated charter rates and vessel utilization percentages. We independently assessed the sensitivity and impact of reasonably possible changes in the key assumptions and estimates included in management’s cash flow forecasts and liquidity position, including reperformance of covenant calculations through the going concern period, and compared those results to the analyses performed by management.

For management’s plan of monetizing assets, including a portion of the 18.6 million shares of owned NFE common stock, we inspected the terms and conditions of relevant agreements and assessed whether there are restrictions on such transactions. We held discussions with management to understand the planned process for monetizing a portion of the NFE shares and evaluated the likelihood of execution. We identified potential downside scenarios with regard to the monetizing of assets and performed sensitivity analysis to determine the impact to the cash flows under each scenario.

In relation to management’s plans for refinancing debt obligations, the extension of put options or refinancing the debt to which the put options relate and alternative financing options, we tested management’s assertion that it is probable that certain plans will be effectively implemented during the going concern period. These procedures included, among others, understanding the nature and extent of past financing transactions concluded with the counterparties, assessing relevant data and metrics (such as contracted cash flows and existing leverage / gearing ratios, where applicable) and inspection of the terms and conditions proposed by banks.

We compared the proposed terms and conditions of the financing arrangements with those of the Company’s existing debt obligations and evaluated management’s analysis of their impact on the forecasted cash flows. We discussed the status of the refinancing efforts and their viability with management and assessed the probability of the Company executing the plans effectively.

We involved a professional with specialized knowledge of capital and debt markets, to assist us in our assessment of whether it is probable that management’s financing plans will be effectively implemented during the going concern period to allow the Company to meet the anticipated liquidity requirements over the twelve-month period of their assessment.

We assessed the adequacy of the Company’s going concern disclosures included in note 1 to the consolidated financial statements.

Vessel impairment
Description of the matter
The Company’s vessel and equipment balance was $2,983 million as of December 31, 2020. As explained in Note 2 to the consolidated financial statements, management performs an annual impairment assessment at the year-end and whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment are identified, management analyses the future cash flows expected to be generated throughout the remaining useful life of vessels where indicators of impairment exist. These undiscounted cash flows are estimated using forecasted charter rates and other assumptions. In relation to forecasted charter rates, the Company applies the currently contracted charter rate for the periods in the forecasted cash flow where the vessel is on charter. For vessels with no contracted charters or when the vessels’ forecasted cash flow period falls beyond the contracted charter the forecasted charter rates are based on industry analysis and broker reports (‘charter rates post-contract expiry’).

Auditing the Company’s impairment assessment was complex due to the significant estimation uncertainty, subjectivity, and judgement in forecasting the undiscounted cash flows of the vessels and the degree of subjectivity involved in determining the fair value of the impaired vessel. Significant assumptions and judgements used in management’s analysis included the estimation of charter rates post-contract expiry and vessel utilization percentages. These significant assumptions are forward looking and subject to future economic and market conditions.

How we addressed the matter in our audit	We obtained an understanding of the Company’s impairment process and evaluated the design and tested the operating effectiveness of the controls over the Company’s determination of key inputs to the impairment assessment, including determination of charter rates post-contract expiry and vessel utilization percentages.

We analysed management’s impairment assessment by comparing the methodology used to assess impairment of each vessel against the accounting guidance in ASC 360. We tested the reasonableness of the charter rates post-contract expiry and vessel utilization percentages by comparing them to forecasted market rates and historical information. We evaluated whether the gradual step up and step down of charter rates estimated by management is comparable to the liquefied natural gas (‘LNG’) curves published in the market. We also inspected market reports and analysed how the economic factors such as future demand and supply for LNG carriers and floating storage regasification units (‘FSRUs’) have been incorporated in the charter rates post-contract expiry and vessel utilization percentages. Further, we calculated the average charter post-contract expiry rate used across the remaining useful life of the vessels and compared it to the historical average across a similar period. We identified vessels which are not employed under active charters or are nearing the end of the charter and considered them to be highly sensitive to the charter rate. In relation to these vessels, we independently calculated the charter rate at which the undiscounted cash flows equalled the carrying value of the vessel (‘break-even charter rate’) and compared the rates against forecasted market rates. Further we calculated the minimum utilization percentages required for these vessels by analysing the break-even charter rates relative to the forecasted market rates, and assessed these percentages by comparing against historical utilization average and the LNG market outlook for a similar type of vessel. We also compared the assumptions and estimates made by management in their impairment assessment for the prior year against the actual results in 2020 to assess the precision of management’s forecasting process.

UK Tax leases
Description of the matter
At December 31, 2020, as described in Note 26 to the consolidated financial statements, the Company has disclosed a contingent tax liability in the range of £nil to £121 million ($nil to $166.0 million) with respect to historical lease arrangements. Contingencies are evaluated based on the likelihood of the Company incurring a liability and whether a loss or range of losses is reasonably estimable in accordance with the guidance on ASC 450 - Contingencies. In relation to the UK tax leases, the likelihood and amount of a loss or range of losses are estimated with reference to the claims submitted from the relevant tax authorities, the legal basis for such claims and the status of discussions thereon with the authorities.

Auditing the Company’s contingent tax liability is complex and requires a high degree of judgement in assessing the likelihood of a liability arising as a result of the UK tax lease matter and the amount of any potential outflow. Further, auditing the contingent tax liability involved professionals with specialised skills to evaluate the relevant tax regulations in order to assess the likelihood of a liability arising.

How we addressed the matter in our audit	We obtained an understanding over the Company’s assessment of the likelihood of a contingent liability arising in relation to these UK tax lease benefits, as well as the development of the estimate of a liability. We evaluated the design and tested the operating effectiveness of controls over management’s review of contingencies, including significant judgements made.

To understand developments in relation to the matter, we inquired of and obtained confirmations from internal and external legal counsel of the Company and read minutes of board meetings and management committee meetings.

We involved our tax professionals with specialized skills and knowledge in relation to UK tax lease structures, who assisted us in evaluating management’s conclusion that these represent a contingent liability. Our procedures also included inspecting correspondence with Her Majesty’s Revenue and Customs (‘HMRC’) and external legal counsel as well as re-performing the calculation performed by management to estimate the contingent liability. We assessed the adequacy of the Company’s disclosures in relation to tax contingencies.

Impairment of investments in affiliates
Description of the matter	The Company’s investments in affiliates balance was $312 million as of December 31, 2020 (2019 - $509 million). During the year, the Company recorded an impairment loss of $136 million related to its investment in Golar LNG Partners LP (‘Golar Partners’), within ‘Equity in net earnings of associates’ in the Consolidated Statement of Loss. As explained in Note 2 to the consolidated financial statements, management performs an impairment test annually and whenever there are events or changes in circumstances, to determine evidence of an ‘other-than-temporary’ loss in the value of an investment. Such evidence includes the investor’s inability to recover the carrying amount of the investment or inability of the affiliate to sustain an appropriate level of earnings. Where the loss in the value of the investment is determined to be other-than-temporary, an impairment loss is recognized in the period.

Auditing the Company’s impairment assessment was complex due to the degree of subjectivity and judgement in determining whether and at what point in time a loss in an investment is other than temporary. Significant judgements also include the ability of the affiliate to sustain a level of earnings that supports the carrying value of the investment.

How we addressed the matter in our audit
We obtained an understanding of the Company’s impairment process and evaluated the design and tested the operating effectiveness of the controls over the Company’s impairment assessment, including the judgements made in relation to loss in the value of an investment.

We assessed the appropriateness of management’s impairment assessment, by comparing those factors triggering an other-than-temporary impairment against the guidance in ASC 323 Investments – Equity Method and Joint Ventures. We compared the market price per unit of Golar Partners against the cost per unit of Golar’s investment in Golar Partners as recorded in the Company’s financial statements (‘breakeven price’) from January 1, 2020 to June 30, 2020, an interim impairment testing date, and also analysed the length of time the market price had been below the breakeven price. Further, we compared the movement in the price of Golar Partners’ units against its peers across the same period to assess whether the decrease in the market price was specific to the affiliate or was also attributable to trends in the wider energy market. We read analyst reports to compare the price targets on Golar Partners’ units with the market price per unit and the breakeven price. In addition, we analysed the impact on the market price per unit caused by the announcement made by Golar Partners on April 1, 2020 to reduce its distribution, by studying the movement of the market price relative to its peers subsequent to the distribution announcement.

At the interim impairment testing date, in order to understand the ability of the affiliate to sustain earnings, we tested the future contracted earnings within Golar Partners by comparison against the underlying agreements. We also assessed the expected utilization of vessels by comparing against the historical performance and the LNG market outlook. In addition, we analysed the liquidity forecast of Golar Partners and assessed the reliability of assumptions made in the forecast by comparing against historical performance, contractual agreements and LNG market outlook. Further, we held discussions with management to understand the level of dividends Golar Partners expects to distribute in the future.

Through our audit procedures performed during the year, we evaluated the appropriateness of the timing of management’s judgement that the other-than temporary impairment loss occurred at an interim date of June 30, 2020, by understanding the trigger events used by management and assessing the timing of those events. We also compared the market price against the breakeven price from July 1, 2020 to December 31, 2020 subsequent to the recognition of the impairment and considered other factors within the affiliate, to assess whether there was evidence of a further other-than-temporary loss in value of the investment which would trigger a further impairment. We evaluated the appropriateness of measuring the impairment using the market price of the units prevailing at the date the other-than-temporary impairment was recognised. We recalculated the impairment charge and compared with the amount recognized by management. In addition, we assessed the adequacy of the related disclosures in the Company’s financial statements.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
April 22, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Golar LNG Limited

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2020 consolidated financial statements of the Company and our report dated April 22, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP
London, United Kingdom
April 22, 2021

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(in thousands of $, except per share amounts)	Notes	2020	2019	2018
Time and voyage charter revenues		191,881	185,407	204,839
Time charter revenues - collaborative arrangement		—	23,359	73,931
Liquefaction services revenue	7	226,061	218,096	127,625
Vessel and other management fees		20,695	21,888	24,209
Total operating revenues	6, 25	438,637	448,750	430,604

Vessel operating expenses		(108,926)	(121,290)	(96,860)
Voyage, charterhire and commission expenses	25	(12,634)	(19,908)	(22,625)
Voyage, charterhire and commission expenses - collaborative arrangement	25	—	(18,933)	(83,201)
Administrative expenses		(35,311)	(52,171)	(51,542)
Project development expenses		(8,891)	(4,990)	(21,690)
Depreciation and amortization	16	(107,923)	(113,033)	(93,689)
Impairment of long-term assets	14, 16	—	(42,098)	—
Total operating expenses		(273,685)	(372,423)	(369,607)

Other operating income
Realized and unrealized (losses)/gains on oil derivative instrument	2	(42,561)	(26,001)	16,767
Other operating income	25, 26	3,262	10,333	36,722
Operating income/(loss)		125,653	60,659	114,486

Other non-operating income
Gain on disposal of long lived asset	15	5,682	—	—
Total other non-operating income		5,682	—	—

Financial income/(expense)
Interest income	25	1,572	10,479	10,133
Interest expense	25	(69,354)	(103,124)	(101,908)
Losses on derivative instruments	8	(52,423)	(38,044)	(30,541)
Other financial items, net	8	(1,552)	(5,522)	(1,481)
Net financial expense		(121,757)	(136,211)	(123,797)

Income/(Loss) before taxes and equity in net losses of affiliates		9,578	(75,552)	(9,311)
Income taxes	9	(981)	(1,024)	(1,267)
Equity in net losses of affiliates	14	(176,527)	(45,799)	(157,636)
Net loss		(167,930)	(122,375)	(168,214)
Net income attributable to non-controlling interests		(105,627)	(89,581)	(63,214)
Net loss attributable to stockholders of Golar LNG Limited		(273,557)	(211,956)	(231,428)
Loss per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Basic and diluted loss per share	10	(2.82)	$(2.11)	$(2.30)
Cash dividends paid per share		$—	$0.45	$0.28

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of $)

	Notes	2020	2019	2018
COMPREHENSIVE LOSS
Net loss		(167,930)	(122,375)	(168,214)
Other comprehensive (loss)/income:
(Loss)/gain associated with pensions	22	(3,527)	(3,058)	3,581
Share of affiliates comprehensive loss (1)	14	(17,680)	(3,296)	(24,324)
		(21,207)	(6,354)	(20,743)
Comprehensive loss		(189,137)	(128,729)	(188,957)

Comprehensive loss attributable to:
Stockholders of Golar LNG Limited		(294,764)	(218,310)	(252,171)
Non-controlling interests		105,627	89,581	63,214
Comprehensive loss		(189,137)	(128,729)	(188,957)
(1) No tax impact for the years ended December 31, 2020, 2019 and 2018.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2019
(in thousands of $, except share amounts)

	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents		127,691	222,123
Restricted cash and short-term deposits	12	100,361	111,545
Trade accounts receivable	25	29,648	25,470
Amounts due from related parties	7, 25	2,112	1,743
Inventories		1,533	1,228
Other current assets	13	8,682	9,280
Total current assets		270,027	371,389
Non-current assets
Restricted cash	12	62,820	76,744
Investments in affiliates	14	312,151	508,805
Asset under development	15	658,247	434,248
Vessels and equipment, net	16	2,983,073	3,160,549
Other non-current assets	17	27,911	80,409
Total assets		4,314,229	4,632,144
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	18	(982,845)	(1,241,108)
Trade accounts payable		(10,579)	(13,930)
Accrued expenses	19	(89,357)	(81,040)
Other current liabilities	20	(85,419)	(96,081)
Amounts due to related parties	7, 25	(12,006)	(11,790)
Total current liabilities		(1,180,206)	(1,443,949)
Non-current liabilities
Long-term debt	18	(1,367,937)	(1,294,719)
Other non-current liabilities	21	(135,439)	(142,650)
Total liabilities		(2,683,582)	(2,881,318)
Commitments and contingencies EQUITY	26
Share capital 109,943,594 common shares of $1.00 each issued and outstanding (2019: 101,302,404)	23	(109,944)	(101,303)
Treasury shares	23	—	39,098
Additional paid-in capital		(1,969,602)	(1,876,067)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		56,073	34,866
Retained losses		930,950	605,145
Total stockholders' equity		(1,292,523)	(1,498,261)
Non-controlling interests	5	(338,124)	(252,565)
Total equity		(1,630,647)	(1,750,826)
Total liabilities and equity		(4,314,229)	(4,632,144)

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of $)

	Notes	2020	2019	2018
Operating activities
Net loss		(167,930)	(122,375)	(168,214)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	16	107,923	113,033	93,689
Gain on disposal of long lived asset	15	(5,682)	—	—
Deconsolidation of lessor VIE	5	(4,809)	—	—
Impairment of non-current assets (1)		—	7,347	—
Impairment of long-lived assets	16	—	34,751	—
Amortization of deferred charges and debt guarantees		3,890	6,527	7,734
Equity in net losses of affiliates	14	176,527	45,799	157,636
Dividends received		—	7,609	15,837
Drydocking expenditure		(10,622)	(24,881)	—
Compensation cost related to employee stock awards		5,421	8,882	11,481
Net foreign exchange losses		3,221	1,241	1,997
Change in fair value of derivative instruments	8	46,208	44,395	38,610
Change in fair value of oil derivative instrument	2	45,100	39,090	9,970
Change in assets and liabilities:
Trade accounts receivable		(4,178)	39,448	(49,938)
Inventories		(305)	5,778	402
Other current and non-current assets		(15,822)	(5,868)	(13,532)
Amounts due to related companies		11,632	2,354	(16,540)
Trade accounts payable		3,832	(678)	(24,813)
Accrued expenses		3,769	(39,683)	12,191
Other current and non-current liabilities (2)		(52,392)	(56,224)	40,164
Net cash provided by operating activities		145,783	106,545	116,674
Investing activities
Additions to vessels and equipment		(3,880)	(24,389)	(33,111)
Additions to asset under development		(298,304)	(376,276)	(116,715)
Additions to investments in affiliates		(12,640)	(20,994)	(95,503)
Dividends received		10,584	29,207	33,185
Short-term loan advanced to related parties	25	(45,000)	—	—
Proceeds from repayment of short-term loan advanced to related parties	25	45,000	—	—
Proceeds from disposals to Golar Partners, net of cash disposed		—	9,652	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation	5	11,081	115,246	—
Proceeds from disposal of long-lived assets	15	190,131	3,160	—
Net cash used in investing activities		(103,028)	(264,394)	(202,492)
Financing activities
Proceeds from short-term and long-term debt (including related parties)		729,707	524,278	1,177,748
Repayments of short-term and long-term debt (including related parties)		(934,534)	(552,195)	(994,874)
Net proceeds from the issuance of equity		99,831	—	—
Acquisition of non-controlling interests		—	—	36,532
Cash dividends paid		(26,072)	(65,004)	(42,873)

Proceeds from exercise of share options		—	—	2,686
Financing costs paid		(14,577)	(24,464)	(1,817)
Purchase of treasury shares	24	(16,650)	(18,615)	—
Net cash (used in)/provided by financing activities		(162,295)	(136,000)	177,402
Net (decrease)/increase in cash, cash equivalents and restricted cash		(119,540)	(293,849)	91,584
Cash, cash equivalents and restricted cash at beginning of period		410,412	704,261	612,677
Cash, cash equivalents and restricted cash at end of period		290,872	410,412	704,261

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		56,267	148,072	29,832
Income taxes paid		1,181	663	1,469

(1) Investment in OLT-O refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy, representing a 2.7% interest in OLT-O’s issued share capital. In May 2019, a major shareholder sold its shareholding which triggered a re-assessment of the carrying value of our investment in OLT-O. This resulted in an impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O in the year ended December 31, 2019.
(2) Includes accretion of discount on convertible bonds of $15.6 million, $14.5 million and $13.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2020	2019	2018	2017
Cash and cash equivalents		127,691	222,123	217,835	214,862
Restricted cash and short-term deposits (current portion)	12	100,361	111,545	332,033	222,265
Restricted cash (non-current portion)	12	62,820	76,744	154,393	175,550
		290,872	410,412	704,261	612,677

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss)/Income(1)	Retained Earnings (Losses)	Non-controlling Interests	Total Equity
Balance at December 31, 2017		101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	80,988	1,796,304
Net (loss)/income		—	—	—	—	—	(231,428)	63,214	(168,214)
Dividends		—	—	—	—	—	(37,076)	(20,882)	(57,958)
Exercise of share options		184	—	2,502	—	—	—	—	2,686
Employee stock compensation		—	—	14,125	—	—	(133)	—	13,992
Forfeiture of employee stock compensation		—	—	(2,090)	—	—	—	—	(2,090)
Effect of consolidating Hilli Lessor VIE	5	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units	5	—	—	304,468	—	—	—	(126,491)	177,977
Conversion of debt to equity		—	—	—	—	—	—	55,134	55,134
Other comprehensive loss		—	—	—	—	(20,743)	—	—	(20,743)
Balance at December 31, 2018		101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	80,666	1,825,791
Net (loss)/income		—	—	—	—	—	(211,956)	89,581	(122,375)
Dividends		—	—	—	—	—	(28,810)	(22,939)	(51,749)
Employee stock compensation		—	—	9,371	—	—	—	—	9,371
Forfeiture of employee stock compensation		—	—	(489)	—	—	—	—	(489)
Sale of equity interest and proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	9,989	—	—	—	105,257	115,246
Treasury shares	23, 24	—	(18,615)	—	—	—	—	—	(18,615)
Other comprehensive loss		—	—	—	—	(6,354)	—	—	(6,354)
Balance at December 31, 2019		101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	252,565	1,750,826
Net (loss)/income		—	—	—	—	—	(273,557)	105,627	(167,930)
Dividends		—	—	—	—	—	—	(26,340)	(26,340)
Employee stock compensation		—	—	5,671	—	—	—	—	5,671
Forfeiture of employee stock compensation		—	—	(250)	—	—	—	—	(250)
Restricted stock units		73	—	(73)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	11,081	11,081
Repurchase and cancellation of treasury shares	23, 24	(3,500)	39,098	—	—	—	(52,248)	—	(16,650)
Net proceeds from issuance of shares	23	12,068	—	88,187	—	—	—	—	100,255
Deconsolidation of lessor VIE	5	—	—	—	—	—	—	(4,809)	(4,809)
Other comprehensive loss		—	—	—	—	(21,207)	—	—	(21,207)
Balance at December 31, 2020		109,944	—	1,969,602	200,000	(56,073)	(930,950)	338,124	1,630,647

(1) As at December 31, 2020, 2019 and 2018, our accumulated other comprehensive (loss)/income consisted of $3.5 million (loss), $3.1 million (loss) and $3.6 million (gain) of pension and post retirement benefit plan adjustments and $17.7 million (loss), $3.3 million (loss) and $24.3 million (loss) of our share of affiliates comprehensive (loss)/income, respectively.

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

As of December 31, 2020, our fleet comprises of ten LNG carriers, one Floating Storage Regasification Unit ("FSRU") and two Floating Liquefaction Natural Gas vessels ("FLNGs") (including one vessel under conversion to a FLNG). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of ten vessels and Hygo Energy Transition Ltd.’s (“Hygo”) (formerly known as Golar Power Limited) fleet of three vessels.

We are listed on the Nasdaq under the symbol: "GLNG".

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going Concern

The financial statements have been prepared on a going concern basis.

To ensure we have the necessary liquidity to satisfy our anticipated capital expenditures, scheduled repayments of long and short-term debts, debt facilities’ written put options, financing costs and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions. The main items that management considered from a liquidity standpoint were:

•    our ability to monetize assets, including but not limited to, the 18.6 million shares of owned NFE common stock and the risk of fluctuations in the NFE share price;
•the $107.6 million Golar Tundra Facility's put option due to expire in June 2021;
•the $100.0 million Revolving Credit Facility due in December 2021;
•    the $98.9 million Golar Seal Facility's put option due to expire in January 2022; and
•    the $402.5 million 2017 Convertible Bonds due in February 2022.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our existing debt requirements, obtaining put option extensions, monetizing existing assets and sourcing new funding, primarily as a result of the strong fundamentals in relation to our assets (including contracted cash flows and existing leverage ratios), we cannot be certain that these will be executed in time or at all. Global financial markets and economic conditions have been and continue to be volatile, particularly with the COVID-19 pandemic. In this context, we continue to have productive discussions with financiers, and believe that these developments are not likely to have a material adverse effect on our ability to refinance existing debt requirements, obtain put option extensions, monetize existing assets and source new funding

Further, if market and economic conditions were to be favorable, we may also consider in conjunction with the refinancing of existing loans, further issuances of corporate debt or equity to increase liquidity to meet maturing obligations. To this aim, sources of funding for our medium and long-term obligations are continually reviewed by management and include a combination of new loans, refinancing of existing arrangements, public and private debt or equity offerings, and potential asset sales.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these consolidated financial statements were issued. To gauge our liquidity headroom, including our ability to continue to comply with relevant covenants, we have performed stress testing with respect to forecasted cash positions under various scenarios, which include using assumptions such as significantly reduced revenue contributions from our fleet for uncontracted periods without commensurate reduction in operating costs, and accordingly are confident in our ability to meet our obligations when falling due.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements, except for accounting policy that changed as a result of adopting the requirements of Accounting Standards Updates ("ASU") 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments (Topic 326). The impact of these changes in accounting policies on the consolidated financial statements is disclosed in note 3.

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

Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of the above-mentioned subsidiaries were included in the consolidated balance sheets and statements of operations as "Non-controlling interests".

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

Foreign currencies

Our functional currency is the U.S. dollar as the majority of the revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities are translated using exchange rates at the balance sheet date. Non-monetary assets and liabilities are translated using historical exchange rates. Foreign currency transaction and translation gains or losses are included in the consolidated balance sheets and consolidated statements of operations.

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

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses and drydocking requirements.

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

The realized and unrealized (loss)/ gain on the oil derivative instrument is as follows:

(in thousands of $)	Year Ended December 31,
	2020	2019	2018
Realized gain on oil derivative instrument	2,539	13,089	26,737
Unrealized loss on oil derivative instrument	(45,100)	(39,090)	(9,970)
	(42,561)	(26,001)	16,767

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

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third-party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire.

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

Revenue and related expense recognition

Contracts within the scope of revenue accounting include our liquefaction services contract relating to the Hilli asset and our management fee services provided predominantly to our affiliates.

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

Management fees

Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice.

Our contracts generally have an initial term of one year or less, after which the arrangement continues until the end of the contract, ranging from 30 to 120 days. Contract assets arise when we render management services in advance of entitlement to payment from our customers.

Insurance claims

The Group has two main types of insurance policies, being ‘hull and machinery’ ("H&M") and ‘loss of hire’ ("LOH") coverage. LOH indemnifications aim at providing us coverage for loss of revenue for our insured vessels and related claims are considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized on the face of the Income Statement in the line item "Other operating income".

H&M policy covers any damage we incur in relation to our property, plant and equipment. The insurance policy is considered loss recoveries, meaning that the timing of recognition of a claim for an insured damage occurs at the time such loss impacts the Income Statement, when deemed probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M is recognized on the face of the Income Statement in the line item "Vessel operating expenses".

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Restricted cash and short-term deposits

Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps, and other contracts which require us to restrict cash.

Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months.

Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Trade accounts receivables

Trade receivables are presented net of allowances of expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the segment that generated the underlying revenue (Shipping, FLNG, Power and Corporate and other), which reflects similar credit risk characteristics. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses ("credit losses") over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the un-collectability of a balance is confirmed or certain. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances is included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.

Inventories

Inventories, which are comprised principally of fuel, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Investments in affiliates

Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the other parties' participating rights. Under this method, we record our investment in the affiliate at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the earnings or losses of the affiliate subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method affiliates, or basis difference, is included in the consolidated balance sheets as "Investments in affiliates". We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. Any negative goodwill is recognized immediately in the income statement as a gain on bargain purchase. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting. When our share of losses in an affiliate equals or exceeds its interest, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliate.

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

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRU and FLNG)	40 years
Vessels - converted FSRU	20 years from conversion date
Vessels - FLNG	30 years from conversion date
Drydocking expenditure	5 years
Deferred drydocking expenditure - FLNG	20 years
Mooring equipment - FLNG	8 years
Office equipment and fittings	3 to 6 years

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
•The asset or subsidiaries are available for immediate sale in its (their) present condition subject only to terms that are usual and customary for such sales;
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

A disposal group is classified as discontinued operations if the following criteria are met: (1) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held-for-sale that represents a strategic shift that has or will have a major effect on our financial results and operations, or (2) an acquired business or non-profit activity (the entity to be sold) that is classified as held-for-sale on the date of the acquisition.

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

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value and whether the vessel is in substance under development. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over their respective fair value.

Other-than-temporary impairment of investments

Where there are indicators that fair value is below carrying value of our investments, we will evaluate these for other-than-temporary impairment. Consideration will be given to (1) the length of time and the extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in the line item "Equity in net (losses) earnings of affiliates" the consolidated statements of operations.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in "Other current liabilities"
in the consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in "Other current assets" and "Other non-current assets" in the consolidated balance sheets, depending on its maturity. The changes in fair value of derivative financial instruments (excluding the oil derivative instrument) are recognized each period in current earnings in "(Losses)/gains on derivative instruments" in the consolidated statements of operations. We do not apply hedge accounting.

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

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other current liabilities" and "Other non-current liabilities". A liability is recognized to the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if (and when) the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made.

Financial guarantees are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Treasury shares

Treasury shares are recognized as a separate component of equity at an amount corresponding to the purchase consideration transferred to repurchase its shares. Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

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

Business combinations

When the assets acquired and liabilities assumed constitute a business, then the acquisition is a business combination. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. In instances where the cost of acquisition is lower than the fair values of the identifiable net assets acquired (i.e. bargain purchase), the difference is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we will recognize a measurement-period adjustment during the period in which we determine the amount of the adjustment, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed at the acquisition date.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence. Amounts due from related parties are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker ("CODM"), and which are subject to risks and rewards that are different from those of other segments. We have identified four reportable industry segments: Shipping, FLNG, Power and Corporate and other.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit loss or "CECL" methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these consolidated financial statements.

Using the modified retrospective method, reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove some disclosure requirements relating to transfers between Level 1 and Level 2 of the fair value hierarchy and introduce new disclosure requirements for Level 3 measurements. We adopted the disclosure improvements prospectively on January 1, 2020, but this amendment has not had a material impact on our disclosure requirements as we do not have any transfers between Level 1 and Level 2 and we have no Level 3 measurements as of December 31, 2020.

In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU specify that for the purposes of determining whether a decision-making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment. We are required to adopt the codification improvements retrospectively using a cumulative-effect method to retained earnings of the earliest period presented herein, but the amendment had no impact on historic consolidation assessments or retained earnings, as of January 1, 2020.

In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans.	Removes some disclosure requirements that are not expected to materially change Golar’s existing note. Introduces new disclosure requirements including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation.	January 1, 2021	No material impact expected on disclosure requirements.
ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	No impacts are expected as a result of the adoption of this ASU.
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting; and ASU 2021-01 Reference Rate Reform (Topic 848): Scope.	The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topic 310, Receivables, Topic 470, Debt, and Topic 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.	Under evaluation	Under evaluation

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2020-06 Debt – Debt with Equity and Other Options (Topic 470) and Contracts in Entity’s Own Equity (Topic 815).	The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. This optional guidance is effective on a modified retrospective basis on January 1, 2022.	Under evaluation	Under evaluation

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2020. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Golar GP LLC – Limited Liability Company	Marshall Islands	Holding company
Gimi Holding Company Limited (a)	Bermuda	Holding company
Golar Shoreline LNG Limited	Bermuda	Holding company
Golar Hilli LLC (b)	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Hull M2022 Corporation	Marshall Islands	Leases Golar Crystal*
Golar LNG NB10 Corporation	Marshall Islands	Leases Golar Glacier*
Golar Hull M2048 Corporation	Marshall Islands	Leases Golar Ice*
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin*
Golar Hull M2021 Corporation	Marshall Islands	Leases Golar Seal*
Golar Hull M2047 Corporation	Marshall Islands	Leases Golar Snow*
Golar LNG NB13 Corporation	Marshall Islands	Leases Golar Tundra*
Golar LNG 2216 Corporation	Marshall Islands	Owns and operates Golar Arctic
Golar Hull M2027 Corporation	Marshall Islands	Owns and operates Golar Bear
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar Gandria N.V.	Curaçao	Owns and operates Golar Gandria
Gimi MS Corporation (c)	Marshall Islands	Owns Gimi
Golar Hilli Corp. (b)	Marshall Islands	Owns Hilli Episeyo ("Hilli")
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar Management Limited	United Kingdom	Management company
Golar Management Norway AS	Norway	Vessel management company
Golar Management Malaysia SDN. BHD.	Malaysia	Vessel management company
Golar Management D.O.O	Croatia	Vessel management company

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

As of December 31, 2020, we leased nine vessels (December 31, 2019: eight vessels) from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a China Merchants Bank Co. Ltd (“CMBL”) entity, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity, one with a China State Shipbuilding Corporation entity (“CSSC”) entity and one with a AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping. CSSC and AVIC entities are wholly-owned, newly formed special purpose vehicles (“Lessor SPV”). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of seven to ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period.

While we do not hold any equity investments in the above SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated financial statements. As of December 31, 2020 and 2019, the respective vessels are reported under “Vessels and equipment, net” or “Asset under development” in our consolidated balance sheets.

During the year ended December 31, 2020, we entered into a 1 year sale and leaseback arrangement with CSSC for LNG Croatia (formerly known as Golar Viking) with a sale value of $145.0 million for the funding of the conversion of the LNG carrier. Concurrent with the sale of the vessel to LNG Hrvatska d.o.o. on December 22, 2020, we have repurchased the vessel and terminated the sale and leaseback arrangement with CSSC (note 15 and 18). Consequently it resulted in the deconsolidation of the lessor VIE reflected against non-controlling interest of $4.8 million on our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2020:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier	October 2014	ICBCL	204.0	10 years	173.8	October 2019 (1)	116.7	October 2024
Golar Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020 (1)	116.7	January 2025
Golar Snow	January 2015	ICBCL	204.0	10 years	173.8	January 2020 (1)	116.7	January 2025
Golar Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020 (1)	116.7	February 2025
Golar Tundra	November 2015	CMBL	254.6	10 years	168.7	November 2018 (1)	51.3	November 2025
Golar Seal	March 2016	CCBFL	203.0	10 years	132.8	March 2018(1)	63.4	March 2026
Golar Crystal	March 2017	COSCO	187.0	10 years	97.3	March 2020 (1)	50.0	March 2027
Hilli	June 2018	CSSC	1,200.0	10 years	633.2	June 2023	300.0	June 2028
Golar Bear	June 2020	AVIC	160.0	7 years	100.7	June 2021	45.0	June 2027

(1) We did not exercise the first repurchase option.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2020, are shown below:

(in thousands of $)	2021	2022	2023	2024	2025	2026+
Golar Glacier	17,100	17,100	17,100	12,884	—	—
Golar Kelvin	17,100	17,100	17,100	15,695	—	—
Golar Snow	17,100	17,100	17,100	15,695	—	—
Golar Ice	17,100	17,100	17,100	17,147	1,452	—
Golar Tundra (1)(2)	80,203	—	—	—	—	—
Golar Seal (2)	—	68,621	—	—	—	—
Golar Crystal (1)	9,903	9,932	9,951	9,979	9,982	12,499
Hilli (1)	102,874	99,645	96,416	93,265	89,958	190,590
Golar Bear (1)	13,923	13,490	13,058	12,635	12,193	14,081

(1) The payment obligations relating to the Golar Tundra, Golar Crystal, Hilli and Golar Bear above includes variable rental payments due under the lease based on assumed LIBOR plus a margin.

(2) The payment obligations relating to the Golar Tundra and Golar Seal have been presented in 2021 and 2022 even though the maturities of the lease obligations are in November 2025 and March 2026, due to the call option and put option maturing in June 2021 and January 2022, respectively (note 18).

The assets and liabilities of the lessor VIEs that most significantly impact our consolidated balance sheets as of December 31, 2020 and 2019, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	Golar Bear	2020	2019
Assets										Total	Total
Restricted cash and short-term deposits (note 12)	69	11	1,467	1,521	—	3,432	4,990	16,670	8,715	36,875	34,947

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(110,625)	(128,563)	(111,108)	(83,857)	(10,215)	—	(8,220)	(413,394)	—	(865,982)	(963,005)
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	(79,235)	(89,752)	(74,984)	(277,487)	(103,661)	(625,119)	(617,124)
	(110,625)	(128,563)	(111,108)	(83,857)	(89,450)	(89,752)	(83,204)	(690,881)	(103,661)	(1,491,101)	(1,580,129)

(1) Where applicable, these balances are net of deferred finance charges (note 18).

The most significant impact of the lessor VIE's operations on our consolidated statements of operations and consolidated statements of cash flows, for the years ended December 31, 2020, 2019 and 2018 are as follows:

(in thousands of $)	2020	2019	2018
Statement of income
Interest expense	34,733	69,373	61,502

Statement of cash flows
Net debt repayments	(550,663)	(410,737)	(299,776)
Net debt receipts	459,707	144,278	1,061,000

5.2	Golar Hilli LLC

In 2018, we and affiliates of Keppel Shipyard Limited (“Keppel”) and Black & Veatch Corporation (“B&V”) (together, the “Sellers"), completed the sale (“Hilli Disposal”) to Golar Partners of common units (the “Hilli Common Unit”) in our consolidated subsidiary Golar Hilli LLC (“Hilli LLC”), which owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of the Hilli for $658 million, less 50% of our net lease obligations.

The Hilli Disposal resulted in the following changes to our ownership interest in our consolidated subsidiary Hilli LLC in our equity:

(in thousands of $)	December 31, 2018
Net loss attributable to stockholders of Golar LNG Limited	(231,428)
Transfer to the non-controlling interests: increase in Golar LNG Limited’s paid-in capital for sale of 1096 Hilli Common Units in July 2018	304,468
Changes from net loss attributable to stockholders of Golar LNG Limited and transfers to non-controlling interests	73,040

Concurrently with the closing of the Hilli Disposal, we entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “LLC Agreement”) on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Disposal, the ownership structure of Hilli LLC is as follows:

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

The LLC Agreement provides that within 60 days after the end of each quarter (commencing with the quarter ending September 30, 2018), we, in our capacity as the managing member of Hilli LLC, shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the unitholders of Hilli LLC (the “Hilli Unitholders”) of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Hilli Unitholders when, as and if declared by us; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless Series A Distributions (defined below) and Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

Series A Special Units:
The Series A Special Units rank senior to the Hilli Common Units and on par with the Series B Special Units. Upon termination of the LTA, Hilli LLC has a right to redeem the Series A Special Units from legally available funds at a redemption price of $1 (per Series A Special Unit) plus any unpaid distributions. There are no conversion features on the Series A Special Units. “Series A Distributions” reflect all incremental cash receipts by Hilli Corp during such quarter when Brent Crude prices rise above $60 per barrel with contractually defined adjustments.

Series B Special Units:
The Series B Special Units rank senior to the Hilli Common Units and on par with the Series A Special Units. There are no conversion or redemption features on the Series B Special Units. Incremental returns generated from future vessel expansion capacity (currently uncontracted and excluding the exercise of additional capacity under the existing LTA) include cash receipts and contractually defined adjustments. Of such vessel expansion capacity distributions (“Series B Distributions”):

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

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impacted our consolidated balance sheet as of December 31, 2020 and 2019, are as follows:

(in thousands of $)	2020	2019
Balance sheet
Current assets	65,629	64,507
Non-current assets	1,203,805	1,300,065
Current liabilities	(447,701)	(496,029)
Non-current liabilities	(345,058)	(418,578)

(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impacts of Hilli LLC VIE's operations on our consolidated statements of operations and consolidated statements of cash flows, as of December 31, 2020 and 2019, are as follows:

(in thousands of $)	2020	2019
Statement of income
Liquefaction services revenue	226,061	218,096
Realized and unrealized losses on the oil derivative instrument	(42,561)	(26,001)

Statement of cash flows
Net debt repayments	(322,304)	(243,513)
Net debt receipts	230,721	129,454

5.3	Gimi MS Corporation

In April 2019, Gimi MS Corporation (“Gimi MS”) entered into a Subscription Agreement with First FLNG Holdings Pte. Ltd. (“First FLNG Holdings”), an indirect wholly-owned subsidiary of Keppel Capital, in respect to First FLNG Holdings' participation in a 30% share of FLNG Gimi. Gimi MS will construct, own and operate FLNG Gimi and First FLNG Holdings subscribed for 30% of the total issued ordinary share capital of Gimi MS for a subscription price equivalent to 30% of the estimated project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution.

Concurrent with the closing of the sale of the common units, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2020 and 2019, are as follows:

(in thousands of $)	Notes	2020	2019
Balance sheet
Current assets		15,505	24,894
Non-current assets	15	658,247	434,248
Current liabilities		(33,844)	(9,697)
Non-current liabilities		(277,932)	(107,902)

The most significant impacts of Gimi MS VIE's operations on our consolidated statement of cash flows, as of December 31, 2020 and 2019, are as follows:

(in thousands of $)	2020	2019
Statement of cash flows
Additions to asset under development	217,590	376,276
Financing costs paid	(11,302)	(20,938)
Net debt receipts	170,000	130,000
Proceeds from subscription of equity interest	11,081	115,246

6.	SEGMENT INFORMATION

In 2020, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors), required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. The key impacts of the changes are:

•The profitability of our reportable segments is now measured based on “Adjusted EBITDA”. Previously, our reportable segments profit measure was “Operating Income”. We believe that Adjusted EBITDA assists management's and our investors' decision making by increasing the comparability of our performance from period to period and against the performance of other companies in our industry.

•Our “Vessel operations” segment is separated into “Shipping” and “Corporate and other” segments. Our “Shipping” segment is based on the business activities of the transportation of LNG carriers while “Corporate and other” segment captures our business of vessel management and administrative services predominantly to our affiliates, Golar Partners and Hygo plus our corporate overhead costs.

•Management has therefore determined that the volatility and risks of our “Shipping” business differ significantly from Corporate and other segment and that both business operations are distinguishable components of our overall business which are regularly reviewed and monitored by the chief operating decision maker.

Management has therefore concluded that we provide four distinct services and operate in the following four reportable segments:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi (note 15), and one LNG carrier earmarked for conversion, the Gandria.

•Power – This segment is based on the business activities of power generation infrastructure. We have a 50/50 joint venture, Hygo, with private equity firm Stonepeak. Hygo offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

	Year Ended December 31, 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	191,881	226,061	—	20,695	438,637
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)
Voyage, charterhire and commission expenses	(12,634)	—	—	—	(12,634)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)
Realized gains on oil derivative instrument (note 2)	—	2,539	—	—	2,539
Other operating income	3,262	—	—	—	3,262
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676

Equity in net losses of affiliates	—	—	(39,158)	(137,369)	(176,527)

	Year Ended December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)
Realized gains on oil derivative instrument (note 2)	—	13,089	—	—	13,089
Other operating income/(losses)	13,295	(2,962)	—	—	10,333
Adjusted EBITDA	114,322	167,452	—	(26,894)	254,880

Equity in net losses of affiliates	—	—	(23,234)	(22,565)	(45,799)

	Year Ended December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	278,770	127,625	—	24,209	430,604
Vessel operating expenses	(67,897)	(29,363)	—	400	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(104,397)	(1,429)	—	—	(105,826)
Administrative expenses	(2,221)	(140)	—	(49,181)	(51,542)
Project development expenses	—	(16,570)	—	(5,120)	(21,690)
Realized gains on oil derivative instrument (note 2)	—	26,737	—	—	26,737
Other operating income/(losses)	50,740	(14,018)	—	—	36,722
Adjusted EBITDA	154,995	92,842	—	(29,692)	218,145

Equity in net losses of affiliates	—	(2,047)	(16,913)	(138,676)	(157,636)

(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Balance sheet:
Total assets	1,870,819	1,933,677	200,337	309,396	4,314,229
Investment in affiliates	—	—	200,337	111,814	312,151
Capital expenditures	101,380	223,999	—	—	325,379
(1) During the year ended December 31, 2020, we recognized an impairment of $135.9 million against our investment in Golar Partners, presented in "Investments in affiliates" in our consolidated balance sheet. See note 14.

	Year Ended December 31, 2019
(in thousands of $)	Shipping (1)	FLNG	Power	Corporate and other	Total
Balance sheet:
Total assets	2,016,427	1,814,588	261,693	539,436	4,632,144
Investment in affiliates	—	—	261,693	247,112	508,805
Capital expenditures	35,984	383,200	—	—	419,184
(1) During the year ended December 31, 2019, we impaired the LNG Croatia by $34.3 million presented in "Vessels and equipment, net" in our consolidated balance sheet. See note 16.

Revenues from external customers

On July 8, 2019, following the exit of GasLog from the Cool Pool, we consolidated the Cool Pool. From the point of consolidation, the Cool Pool ceased to be an external customer, and we no longer use a collaborative arrangement accounting. Consequently, we account for the gross revenue and voyage expenses relating to our vessels in the Cool Pool under "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses", respectively.

In the years ended December 31, 2020, 2019 and 2018, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter and liquefaction revenues:

(in thousands of $)	2020		2019		2018
The Cool Pool (1)	—	—%	66,691	16%	251,070	62%
Perenco and SNH (2)	226,061	54%	218,096	51%	127,625	31%
An international major trading house	46,090	11%	25,371	6%	—	—%
A European major trading house	43,536	10%	8,908	2%	—	—%

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
(2) LTA with Perenco Cameroon S.A. ("Perenco") and Société Nationale des Hydrocarbures ("SNH"), (together, the "Customer") in relation to the Hilli. See note 7.
The above revenues exclude vessel and other management fees from Golar Partners, Hygo and other related parties (note 25).

Geographic data

The following geographical data presents our revenues from customers and total assets with respect only to our FLNG, while operating under the LTA, in Cameroon. In time and voyage charters for LNG carriers (or our FSRU, operating as a LNG carrier), the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers. Accordingly, the chief operating decision makers do not evaluate our performance either according to customer or geographical region.

(in thousands of $)	2020	2019	2018
Cameroon
Liquefaction services revenue	226,061	218,096	127,625
Total assets	1,264,085	1,333,779	1,535,389

7.	REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2020	18,656	(27,076)
Payments received for services billed in prior period	(17,776)	—
Services provided and billed in current period	233,161	—
Payments received for services billed in current period	(207,261)	—
Deferred commissioning period revenue	—	4,220
Closing balance on December 31, 2020	26,780	(22,856)

(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, of our total contract asset balances above:

•$1.0 million is included in balance sheet line item "Amounts due from related parties" ($1.4 million at December 31, 2019), and

•$0.6 million is included in "Amounts due to related parties" ($0.2 million at December 31, 2019).

Refer to note 25 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the Customer’s gasfields, providing liquefaction service capacity over the term of the LTA. Liquefaction services revenue recognized comprises the following amounts:

	Year Ended December 31,
(in thousands of $)	2020	2019
Base tolling fee (1)	204,501	204,501
Amortization of deferred commissioning period revenue (2)	4,220	4,220
Amortization of Day 1 gain (3)	9,950	9,950
Overproduction revenue (4)	7,965	—
Other	(575)	(575)
Total	226,061	218,096

(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of operations), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized gain on oil derivative instrument" in the consolidated statements of operations, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed were deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative instrument was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the contract term.
(4) During the year ended December 31, 2020, we entered into an addendum to the LTA with our Customer, to be compensated for any production in excess of the base capacity set out in the LTA. This resulted in the recognition of overproduction revenue of $8.0 million included in "Liquefaction services revenue" in the consolidated statements of operations for the overproduction for the years ended December 31, 2020 and 2019.

We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining contract term of less than eight years, including the components of transaction price described above.

8.	(LOSSES)/GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Losses)/gains on derivative instruments comprise of the following:

(in thousands of $)	2020	2019	2018
Mark-to-market adjustment for interest rate swap derivatives (note 24)	(38,601)	(16,485)	604
Interest (expense)/income on undesignated interest rate swaps (note 24)	(6,215)	6,351	8,069
Mark-to-market adjustment for equity derivatives (note 24)	(5,051)	(30,478)	(30,663)
Mark-to-market adjustment for foreign exchange swap derivatives	(2,556)	2,568	(1,151)
Unrealized mark-to-market losses on Earn-Out Units (note 14)	—	—	(7,400)
	(52,423)	(38,044)	(30,541)

Other financial items, net comprise of the following:

(in thousands of $)	2020	2019	2018
Foreign exchange loss on operations	(3,221)	(902)	(1,997)
Financing arrangement fees and other costs	(2,138)	(5,735)	(244)
Amortization of debt guarantee (note 25)	4,111	1,242	861
Other	(304)	(127)	(101)
	(1,552)	(5,522)	(1,481)

9.	INCOME TAXES

The components of income tax expense are as follows:

	Year ended December 31
(in thousands of $)	2020	2019	2018
Current tax expense	809	906	836
Deferred tax expense	172	118	431
Total income tax expense	981	1,024	1,267

The income taxes for the years ended December 31, 2020, 2019 and 2018 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2020	2019	2018
Effect of movement in deferred tax balances	172	118	431
Effect of adjustments in respect of current tax in prior periods	37	86	(369)
Effect of taxable income in various countries	772	820	1,205
Total tax expense	981	1,024	1,267

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are: 2019 (UK) and 2016 (Norway).

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pensions.

As of December 31, 2020, we have a deferred tax liability of $0.6 million (2019: $1.7 million)

10.	LOSS PER SHARE

Basic loss per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2020	2019	2018
Net loss attributable to Golar LNG Ltd stockholders - basic and diluted	(273,557)	(211,956)	(231,428)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2020	2019	2018
Basic and diluted loss per share:
Weighted average number of common shares outstanding	96,983	100,659	100,684

	2020	2019	2018
Loss per share are as follows:
Basic and diluted	$(2.82)	$(2.11)	$(2.30)

The effects of stock awards and convertible bonds have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2020, 2019 and 2018 because the effects were anti-dilutive.

11.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our vessels as of December 31, 2020, were as follows:

Year ending December 31
(in thousands of $)
2021	120,077
2022	58,696
2023	21,591
2024	11,024
Total minimum contractual future revenues	211,388

The Golar Bear charterer extended its charter period to November 2021 from the original charter termination date of June 28, 2021. We have exercised our substitution rights for the Golar Seal to service the remaining committed chartering period of the Golar Penguin from March 8, 2021.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2020 and 2019 were $2,149.1 million and $2,156.1 million; and $356.0 million and $331.5 million, respectively.

With the exception of the Hilli which has a carrying value of $1,166.4 million as of December 31, 2020, management's intention is that all owned vessels are available to be used by customers under operating lease arrangements.

The components of operating lease income were as follows:

(in thousands of $)	2020	2019
Operating lease income(1)	186,706	123,292
Variable lease income (2)	5,175	18,783
Total operating lease income	191,881	142,075

(1) Total operating lease income is included in the income statement line-item “Time and voyage charter revenues”. During the year ended December 31, 2020, we chartered in an external vessel and recognized $4.6 million of operating lease income.
(2) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

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

The components of operating lease cost were as follows:

(in thousands of $)	2020	2019
Operating lease cost (1)	8,951	5,603
Variable lease cost (2)	4,000	2,983
Total operating lease cost	12,951	8,586

(1) "Operating lease cost" includes short-term lease cost. During the year ended December 31, 2020, we sub-chartered out an external vessel and recognized $3.8 million of operating lease income cost in the income statement line-item "Voyage, charterhire and commission expenses".
(2) "Variable lease cost" is excluded from lease payments that comprise the operating lease liability.

Total operating lease cost is included in income statement line-items “Vessel operating expenses” and “Administrative expenses”.

As of December 31, 2020, the right-of-use assets recognized as a lessee in operating leases amounted to $14.6 million (see note 17).

Our weighted average remaining lease term for our operating leases is 5.3 years. Our weighted-average discount rate applied for the majority of our operating leases is 5.3%.

The maturity of our lease liabilities is as follows:

Year ending December 31
(in thousands of $)
2021	4,821
2022	2,967
2023	2,042
2024	1,581
2025 and thereafter	4,228
Total minimum lease payments	15,639

Total rental expense for operating leases was $13.0 million, $8.6 million and $8.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.

12.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2020	2019
Restricted cash in relation to the Hilli (1)	77,212	75,968
Restricted cash and short-term deposits held by lessor VIEs (2)	36,875	34,947
Restricted cash relating to sale of LNG Croatia (3)	36,747	—
Restricted cash relating to interest rate swaps (4)	8,864	—
Restricted cash relating to the $1.125 billion debt facility (5)	2,615	10,975
Restricted cash relating to office lease	868	826
Restricted cash relating to the total return equity swap (6)	—	55,573
Collateral on the Margin Loan facility (7)	—	10,000
Total restricted cash and short-term deposits	163,181	188,289
Less: Amounts included in current restricted cash and short-term deposits	(100,361)	(111,545)
Long-term restricted cash	62,820	76,744

(1) In November 2015, in connection with the issuance of a $400 million letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305.0 million to support the performance guarantee.
Under the provisions of the $400 million letter of credit, the terms allow for a stepped reduction in the value of the guarantee over time and thus, conversely, a reduction in the cash collateral requirements. In 2017, the $400 million letter of credit and the cash collateral requirement was reduced to $300 million and $174.6 million, respectively, with no further reduction in 2018. In 2019, the letter of credit was reduced to $250.0 million and a contractual amendment further reduced the letter of credit to $125.0 million and the cash collateral to $76.0 million. The next contractual reduction is expected to occur in 2021.
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
(2) These are amounts held by lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (note 5).
(3) In December 2020, as part of the sale of LNG Croatia, $36.7 million (€30.0 million) was required to be held in an escrow account and will be lifted within 30 days post-acceptance of the vessel (note 15). The collateral was fully released in January 2021.
(4) This refers to the collateral required by certain banks for some of our interest rate swaps that have a credit arrangement which requires us to provide cash collateral when the market value of the instrument falls below a specified threshold.
(5) This refers to cash deposits required under the $1.125 billion debt facility, In June 2020, we refinanced the refinanced the proportion of the debt facility relating to Golar Bear ahead of its maturity and that resulted in $6.0 million restricted cash being released (note 18). The covenant requires that, on the second anniversary of drawdown under the facility, where we fall below a prescribed EBITDA to debt service ratio, additional cash deposits with the financial institution are required to be made or maintained.
(6) This refers to the collateral required by the bank with whom we entered into a total return equity swap. Collateral of 20% of the total purchase price is required and this is subsequently adjusted with reference to the Company's share price. In November 2019 and February 2020, we purchased 1.5 million of our shares and 1.5 million of our shares and 107,000 of Golar Partners' units underlying the total return swap, respectively that resulted in $59.3 million restricted cash being released (note 24).
(7) Collateral held against the Margin Loan facility is required to satisfy one of the mandatory prepayment events within the facility, with this having been triggered when the closing price of the Golar Partners common units pledged by us as security for the obligations under the facility fell below a defined threshold. In December 2020, the Margin Loan facility was fully repaid that resulted in the release of the associated restricted cash (note 18).

Restricted cash does not include minimum consolidated cash balances of $50.0 million (note 18) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in “Cash and cash equivalents”.

13.	OTHER CURRENT ASSETS

(in thousands of $)	2020	2019
Prepaid expenses	2,391	4,031
Other receivables	6,291	5,249
	8,682	9,280

14.	INVESTMENTS IN AFFILIATES

At December 31, 2020 and 2019, we have the following participation in investments that are recorded using the equity method:

	2020	2019
Golar Partners (1)	32.8%	32.0%
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.0%	50.0%
Hygo	50.0%	50.0%
Avenir LNG Limited (“Avenir”)	23.1%	22.5%
(1) As of December 31, 2020, we held a 32.8% (2019: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the IDRs.

The carrying amounts of our investments in our equity method investments as at December 31, 2020 and 2019 are as follows:

(in thousands of $)	2020	2019
Golar Partners	67,429	214,296
Hygo	200,337	261,693
Avenir	39,984	28,101
ECGS	4,401	4,715
Equity in net assets of affiliates	312,151	508,805

The components of equity in net assets of non-consolidated affiliates are as follows:

(in thousands of $)	2020	2019
Balance as of January 1,	508,805	571,782
Additions	5,419	7,348
Capitalized interest	2,718	15,996
Dividends	(10,584)	(36,726)
Equity in net losses of affiliates	(40,644)	(45,799)
Impairment of investment in affiliate (1)	(135,883)	(500)
Share of other comprehensive income of affiliates	(17,680)	(3,296)
Balance as at December 31,	312,151	508,805

(1) In 2018, we entered into an agreement to form the Cool Company Limited, (“Cool Co”) with the intention to spin-off our LNG shipping fleet. Under the shareholders' agreement, we contributed $0.5 million representing 49.5% of the Cool Co. In 2019, due to misalignment of interests between the founding parties, we withdrew from the process. Subsequently, in December 2019, we acquired the remaining shareholding in Cool Co. and recognized an impairment charge of $0.5 million.

Quoted market prices for ECGS and Hygo are not available because these companies are not publicly traded.

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers and was listed on the NASDAQ under the symbol GMLP until the closing of the GMLP Merger. Since the deconsolidation date of Golar Partners in December 2012, we have accounted for all our investments (Common Units, GP Units and IDRs) in Golar Partners under the equity method. The initial carrying value of our investments in Golar Partners was based on the fair value on the deconsolidation date. Subsequently the day one value was adjusted for our share of Golar Partners earnings and distributions received.

In February 2020, we purchased 107,000 of Golar Partners' units underlying the total return swap at fair consideration of $0.5 million (note 24). In June 2020, as a result of the continued suppression of Golar Partners' unit price and the significant difference between the carrying value of our investment in Golar Partners and its fair value, we believed that the decline in Golar Partners’ unit price was no longer temporary. Consequently, we recognized an impairment charge of $135.9 million presented in "Equity in net losses of affiliates" in our consolidated statements of operations. The fair value of our investment in Golar Partners is categorized within level 2 of the fair value hierarchy. We used Golar Partners’ unit price as at June 30, 2020, to estimate the total equity value of our investment. As of December 31, 2020, we believe that there is no further other than temporary impairment of the carrying value for our equity accounted investment (note 27).

On January 13, 2021, Golar Partners entered into Agreement and Plan of Merger (the “GMLP Merger Agreement”) with NFE, Golar GP LLC, the general partner of Golar Partners (the “General Partner”), Lobos Acquisition LLC, a limited liability company and a wholly-owned subsidiary of NFE (“GMLP Merger Sub”), and NFE International Holdings Limited, a private limited company and a wholly-owned subsidiary of NFE (“GP Buyer”), pursuant to which, on April 15, 2021, GMLP Merger Sub merged with and into Golar Partners (the “GMLP Merger”), with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE.

Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash, a 27% premium to the closing price of Golar Partners’ common units of $2.79 per common unit on January 12, 2021 (note 27). Upon the closing of the GMLP Merger, we received $75.7 million in cash for the 21,333,586 Golar Partners common units owned by us immediately prior to the completion of the GMLP Merger. Concurrently with the consummation of the GMLP merger, the incentive distribution rights (“IDRs”) of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof. Concurrently with the completion of the GMLP Merger, GP Buyer purchased from us all of the outstanding membership interests in the General Partner for which we received consideration of $5.1 million, which is equivalent to $3.55 per general partner unit of Golar Partners.

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

Hygo

In July 2016, we entered into certain agreements forming a 50/50 joint venture, Hygo, with private equity firm Stonepeak. Under the terms of the shareholders' agreement in relation to the formation of the joint venture company, we disposed of the entities that own and operate Golar Penguin, Golar Celsius, newbuild Golar Nanook and Sergipe project to Hygo. Hygo has a 50% interest in Centrais Eléctricas de Sergipe S.A. (“CELSE”), which was formed for the purpose of constructing and operating the Sergipe Power Plant, which commenced operations in March 2020. The Golar Nanook also commenced its 25-year charter with CELSE under a sales-type lease in March 2020. As a result, Hygo and its subsidiaries have been considered as our affiliates and not as controlled subsidiaries of the Company. Accordingly, with effect from July 6, 2016, our investment in Hygo has been accounted for under the equity method of accounting.

Under the shareholders' agreement, we and Stonepeak agreed to contribute additional funding to Hygo on a pro rata basis. During the years ended December 31, 2020 and 2019, we contributed $nil and $5.0 million, respectively, to Hygo as a result of this agreement. In addition, interest costs capitalized on the investment in Hygo for the years ended December 31, 2020 and 2019, were $1.9 million and $14.7 million, respectively.

In August 2020, Hygo filed a Registration Statement on Form F-1 with the U.S. SEC Commission in connection with an IPO of its common shares which was subsequently placed on hold. Following the aborted IPO, a number of strategic partners expressed interests in investing in or purchasing Hygo.

On January 13, 2021, we entered into an Agreement and Plan of Merger (the “Hygo Merger Agreement”) with NFE, Hygo, Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak, and Lobos Acquisition Ltd., a wholly-owned subsidiary of NFE (“Hygo Merger Sub”), pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo (the “Hygo Merger”), with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE.

Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s Class A common stock and $580 million in cash (see note 27). Upon the consummation of the Hygo Merger, we received 18,627,451 shares of NFE common stock and $50 million in cash, and Stonepeak received 12,745,098 shares of NFE common stock and $530 million in cash, which included a cash settlement of its preferred equity tranche of $180 million.

Avenir

In October 2018, Avenir issued a private placement of 99 million shares at a par price of $1 per share, which was successfully completed at a subscription price of $1 per share. Of the 99 million shares placed, we subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25%. The investment is part of a combined commitment of up to $182.0 million from Stolt-Nielsen Limited (“Stolt-Nielsen”) (an entity affiliated with our director Niels Stolt Nielsen), Höegh LNG Holdings Limited (“Höegh”) and Golar for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand, the development of LNG bunkering services and supply to the transportation sector. The consideration of $24.8 million, was deemed less than our proportionate share of net assets acquired in Avenir, at fair value and we had recognized negative goodwill of $3.8 million in equity in net losses of affiliates to reflect our bargain purchase.

In November 2018, Avenir placed a further 11 million shares, also at a subscription price of $1 per share, with a group of institutional and other professional investors and, subsequent to this placement, Stolt-Nielsen, Höegh and Golar have a 45%, 22.5% and 22.5% participation in Avenir, respectively. Avenir's shares were listed on the N-OTC with effect from November 14, 2018.

In March 2020, Avenir issued an Equity Shortfall Offering to its shareholders, requiring funding of an equity shortfall by means of a total equity contribution to be funded on a pro rata basis. As of December 31, 2020, we have subscribed 9,375,000 additional shares at $1.00 par value and paid $9.4 million in cash. We are obligated to subscribe a further 1,875,000 of additional shares at $1.00 par value, or $1.9 million and have recognized this as liability under “Other current liabilities” in our consolidated balance sheet.

Interest costs capitalized on the investment in Avenir for the years ended December 31, 2020 and 2019, were $0.9 million and $1.3 million respectively.

Summarized financial information of the affiliated undertakings shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2020
	ECGS	Golar Partners	Hygo	Avenir
Balance Sheet
Current assets	26,589	146,821	109,596	18,275
Non-current assets	88	1,880,840	917,976	151,940
Current liabilities	(15,925)	(832,277)	(97,245)	(18,950)
Non-current liabilities	(931)	(570,063)	(453,278)	(26,744)
Non-controlling interests	—	82,112	13,557	—

(in thousands of $)	December 31, 2020
	ECGS	Golar Partners	Hygo	Avenir
Statement of Operations
Revenue	31,441	284,734	47,295	2,340
Net (loss)/income	(486)	18,077	(61,859)	(6,006)

(in thousands of $)	December 31, 2019
	ECGS	Golar Partners	Hygo	Avenir
Balance Sheet
Current assets	27,719	133,299	126,406	26,198
Non-current assets	95	1,972,313	1,028,386	71,742
Current liabilities	(16,024)	(309,154)	(232,200)	(3,641)
Non-current liabilities	(1,203)	(1,143,764)	(338,351)	(4,830)
Non-controlling interests	—	83,231	7,090	—

Statement of Operations
Revenue	32,052	299,652	45,223	1,058
Net income/(loss)	297	21,134	(6,928)	(7,878)

15.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2020	2019
As of January 1	434,248	20,000
Additions	283,927	372,849
Transfer from vessels and equipment, net (note 16)	77,172	—
Transfer from other non-current assets (note 17)	16,213	31,048
Interest costs capitalized	34,296	10,351
Disposal of LNG Croatia	(187,609)	—
As of December 31	658,247	434,248

Gimi conversion

In February 2019, we entered into an agreement with BP for the employment of a FLNG unit, Gimi, after conversion for 20-years. In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project which will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months to 2023. Notice has been given and received by us and BP that no FM event (as defined in the LOA) is ongoing. Except for the target connection date extension, the terms of the LOA remain unchanged. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedule, respectively, for the Gimi GTA Project to reflect these changes in the respective agreements. The conversion cost including financing cost is approximately $1.5 billion of which $700 million is funded by the Gimi facility (note 18).

As of December 31, 2020, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2021	295,038
2022	265,539
2023	249,565
2024	50,672
860,814

LNG Croatia conversion

In March 2019, we entered into agreements with LNG Hrvatska relating to the conversion and subsequent sale of the converted carrier LNG Croatia into a FSRU. In addition to the sale and purchase contract, the parties also entered into an O&M Agreement in relation to this FSRU for a minimum of 10 years following its sale with renewal options. In January 2020, LNG Croatia entered the yard for conversion. Concurrently, we entered into a sale and leaseback agreement with CSSC to fund the conversion and had drawn down $124.7 million during 2020. In December 2020, upon acceptance of the converted FSRU LNG Croatia, we repurchased the vessel and settled in full our sale and leaseback obligations with CSSC.

The table below shows the gain on disposal of the LNG Croatia recognized in the consolidated statements of operations under “Other non-operating income”:

(in thousands of $)	2020
Cash consideration received	193,291
Carrying value of converted FSRU, LNG Croatia	(187,609)
Gain on disposal	5,682

16.	VESSELS AND EQUIPMENT, NET

	Year Ended December 31, 2020
(in thousands of $)	Vessels and equipment	Mooring equipment	Drydocking expenditure	Office equipment	Total
Cost
As of January 1	3,429,317	45,771	140,738	8,398	3,624,224
Additions	3,282	—	3,713	161	7,156
Transfer to asset under development (1)	(127,620)	—	—	—	(127,620)
Write-offs (2)	(6,125)	—	(6,500)	(393)	(13,018)
As of December 31	3,298,854	45,771	137,951	8,166	3,490,742

Depreciation, amortization and impairment
As of January 1	(434,396)	(9,106)	(16,434)	(3,739)	(463,675)
Charge for the year (3)	(87,383)	(5,714)	(13,080)	(1,283)	(107,460)
Transfer to asset under development (1)	50,448	—	—		50,448
Write-offs (2)	6,125	—	6,500	393	13,018
As of December 31	(465,206)	(14,820)	(23,014)	(4,629)	(507,669)

Net book value as at December 31, 2020	2,833,648	30,951	114,937	3,537	2,983,073

	Year Ended December 31, 2019
(in thousands of $)	Vessels and equipment	Mooring equipment	Drydocking expenditure	Office equipment	Total
Cost
As of January 1	3,447,464	45,771	133,316	11,497	3,638,048
Additions	6,268	—	29,557	159	35,984
Write-offs (2)	(24,415)	—	(22,135)	(3,258)	(49,808)
As of December 31	3,429,317	45,771	140,738	8,398	3,624,224

Depreciation, amortization and impairment
As of January 1	(331,477)	(3,392)	(26,039)	(5,761)	(366,669)
Charge for the year (3)	(93,084)	(5,714)	(12,530)	(1,236)	(112,564)
Impairment (4)	(34,250)	—	—	—	(34,250)
Write-offs (2)	24,415	—	22,135	3,258	49,808
As of December 31	(434,396)	(9,106)	(16,434)	(3,739)	(463,675)

Net book value as at December 31, 2019	2,994,921	36,665	124,304	4,659	3,160,549

(1) Upon LNG Croatia's entry to the shipyard in January 2020 for her conversion to a FSRU, we have reclassified the carrying value of the vessel and its associated accumulated depreciation to “Asset under development” (note 15)

(2) Write-offs relates to fully depreciated and amortized assets.

(3) Depreciation and amortization charge for the years ended December 31, 2020 and 2019, excludes $0.5 million and, $0.5 million respectively, of amortization charged to non-current assets in relation to the Cameroon License fee.

(4) In March 2019, we entered into a number of contracts relating to the conversion and subsequent disposal of the LNG Croatia (note 15), which triggered an impairment assessment as it was considered probable to be disposed of significantly before the end of its useful economic life. This resulted in an impairment charge of $34.3 million.

The following table presents the market values and carrying values of our vessels that we have determined to have market values that are less than their carrying values as of December 31, 2020. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying values, no impairment was recognized.

(in millions of $)

Vessel	2020 Market value (1)	2020 Carrying value	Deficit
Golar Arctic	47.5	129.8	(82.3)
Golar Bear	160.0	178.4	(18.4)
Golar Crystal	159.0	173.2	(14.2)
Golar Frost	160.5	181.4	(20.9)
Golar Glacier	155.7	177.4	(21.7)
Golar Ice	159.5	184.6	(25.1)
Golar Kelvin	160.0	178.9	(18.9)
Golar Seal	156.3	168.2	(11.9)
Golar Snow	159.8	184.8	(25.0)

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

17.	OTHER NON-CURRENT ASSETS

(in thousands of $)	2020	2019
Operating lease right-of-use-assets (1)	14,642	9,847
Oil derivative instrument (note 24)	540	45,640
Foreign exchange swap (note 24)	—	214
Mark-to-market interest rate swaps valuation (note 24)	—	8
Other non-current assets (2)	12,729	24,700
	27,911	80,409

(1) Operating lease right-of-use-assets mainly comprise of our office leases.
(2) "Other non-current assets" as of December 31, 2019 included payments made for long lead items ordered in preparation for the conversion of the LNG Croatia into an FSRU. Upon entering the shipyard in January 2020, the LNG Croatia was classified as an asset under development and the aggregated long lead items of $16.2 million were reclassified to "Assets under development" (note 15).

18.	DEBT

(in thousands of $)	2020	2019

Total long-term and short-term debt	2,350,782	2,535,827
Less: current portion of long-term debt and short-term debt	(982,845)	(1,241,108)
Long-term debt	1,367,937	1,294,719

The outstanding gross debt as of December 31, 2020 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2021 (2)	118,236	945,509	1,063,745
2022	401,976	158,456	560,432
2023	18,236	173,085	191,321
2024	73,672	68,279	141,951
2025	67,079	68,279	135,358
2026 and thereafter	206,661	80,063	286,724
Total	885,860	1,493,671	2,379,531
Deferred finance charges	(26,179)	(2,570)	(28,749)
Total	859,681	1,491,101	2,350,782

(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (note 5).

(2) As of December 31, 2020, we have presented the maturities for the Golar Tundra facility and Golar Seal facilities as 2021 and 2022 in the table above, due to the call and put options maturing in June 2021 and January 2022, respectively. As the put/call options which are future covenants have not been breached as of December 31, 2020, we have classified the Golar Seal and Golar Tundra facilities as long-term debt, in line with the maturities of their loan facilities related to our lessor VIEs.

At December 31, 2020 and 2019, our debt was as follows:

(in thousands of $)	2020	2019	Maturity date
Golar Arctic facility	36,472	43,767	2024
Golar Viking facility	—	41,667	2020
2017 Convertible bonds	383,739	368,133	2022
Term Facility	—	150,000	2020
Margin Loan	—	100,000	2020
Revolving Credit Facility	100,000	—	2021
Gimi Facility	300,000	130,000	2030
$1.125 billion facility:
- Golar Bear facility	—	75,425
- Golar Frost facility	65,649	76,590	2024/2026(1)
Subtotal (excluding lessor VIE loans)	885,860	985,582
ICBCL VIE loans:
- Golar Glacier facility	110,625	127,579	Repayable on demand
- Golar Snow facility	111,108	128,112
- Golar Kelvin facility	128,562	147,025
- Golar Ice facility	83,857	100,799
CMBL VIE loan:
- Golar Tundra facility	89,450	104,884	2021
CCBFL VIE loan:
- Golar Seal facility	90,178	100,424	2022
COSCO VIE loan:
- Golar Crystal facility	83,596	91,275	2027
CSSC VIE loan:
- Hilli facility	691,488	783,071	Repayable on demand/2026
AVIC VIE loan:
Golar Bear facility	104,807	—	2023 (2)
Total debt (gross)	2,379,531	2,568,751
Deferred finance charges	(28,749)	(32,924)
Total debt	2,350,782	2,535,827

(1) The commercial loan tranche matures at the earlier of the two dates, with the remaining balance maturing at the latter date. However, in the event that the commercial tranche is not refinanced within five years, the lenders have the option to demand repayment. In October 2018, the maturity of the commercial tranche, and consequently the option to the lenders, was extended by five years, to 2024.
(2) The Golar Bear facility was refinanced in 2020 before the maturity date, see below for more information.

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

Golar Viking facility

In December 2015, we entered into a $62.5 million secured loan facility, with certain lenders, to finance the LNG Croatia upon repossession of the vessel from Equinox. The facility is repayable in quarterly installments over a term of five years with a final balloon payment of $37.8 million due in December 2020. This facility bears interest at LIBOR plus a margin of 2.5%.

In January 2020, we refinanced the Golar Viking facility before the maturity date and concurrently entered into an agreement to bareboat charter the vessel with CSSC for a year to fund the conversion of the vessel into a FSRU and drawdown $56.0 million. During the year we drawdown a further $68.7 million from the $75.0 million conversion tranche facility. In December 2020, concurrent with the disposal of the vessel to LNG Hrvatska d.o.o., we repaid the loan facility related to the lessor VIE and terminated the bareboat charter agreement with CSSC (see note 5 and 15).

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

During 2020 and 2019, the quarterly dividends of the following quarter results exceeded the dividend threshold and resulted in an adjustment to the initial conversion rate.

In $, except conversion rate
	Distribution declared per share	Conversion rate	Conversion price
First quarter, 2019	0.150	26.993	37.05

Term loan facility and Revolving Credit Facility

In August 2019, we entered into a $150 million term loan facility with a total term of fifteen months. The term loan facility is secured by a pledge against our shares in Hygo. The non-amortizing term facility has a stepped margin arrangement, in a range of LIBOR plus 1.50% - 2.75%.

In December 2020, we repaid $50.0 million and refinanced the remaining balance of the Term loan facility into a $100.0 million Revolving Credit Facility which bore interest at LIBOR plus a margin of 5% and was secured by a pledge against our shares in Hygo. The facility has a term of 366 days with two 366-day extension options available at the lenders’ discretion. Please see note 27.

Margin Loan

We entered into a loan agreement, dated March 3, 2017, among one of our wholly-owned subsidiaries, as borrower, Golar LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender. We refer to this as the Margin Loan facility. Pursuant to the Margin Loan facility, Citibank N.A. provided a loan in the amount of $150 million. The Margin Loan facility had a term of three years, an interest rate of LIBOR plus a margin of 3.95% and was secured by our Golar Partners common units and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan facility contained conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under our 3.75% convertible senior secured bonds due March 2017, or the Prior Convertible Bonds. Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released our Golar Partners common units that had been pledged to secure them. In connection with the entry into the Margin Loan facility, we pledged 20,852,291 Golar Partners common units as security for the obligations under the facility. This was increased to 21,226,586 as part of the amendments to the facility in 2018.

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

In March 2020, the unit price of Golar Partners common units which we own and which are pledged as security for the Margin Loan facility, fell below a defined threshold and triggered a mandatory prepayment option for the Lenders. The lenders agreed to amend the existing terms of the Margin Loan rather than exercise that option. We prepaid the facility reducing the principal to $30.0 million from $100.0 million, the margin increased to 2.95% and the mandatory prepayment clause was removed. In December 2020, the Margin Loan facility was fully repaid that resulted in the release of restricted cash of $10.0 million and the pledged Golar Partner's common units (note 12).

Gimi facility

In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi. The facility is available for drawdown during the Gimi conversion and amortizes from the commencement of commercial operations, with a final balloon payment of $350.0 million in 2030. The facility bears interest at LIBOR plus a margin of 4.0% during the conversion phase, reducing to LIBOR plus a margin of 3.0% post commencement of commercial operations. As of December 31, 2020, we had drawn $300.0 million of the available funds. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend. A commitment fee is chargeable on any undrawn portion of this facility.
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

In June 2020, we refinanced the proportion of the debt facility relating to Golar Bear ahead of its maturity and the cash collateral pledged against the Golar Bear facility of $6.0 million was released. Concurrently we entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million (see Lessor VIE debt below for more information). At December 31,

2020, the aggregate balance of the facility was $65.6 million and relates to the Golar Frost, with a cash collateral of $2.6 million (note 12).

Lessor VIE debt

The following loans relate to our lessor VIE entities, including ICBCL, CMBL, CCBFL, COSCO, CSSC and AVIC that we consolidate as variable interest entities ("VIEs"). Although we have no control over the funding arrangements of these entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. See note 5 for additional information.

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2020 (in $ millions)	Loan duration/maturity	Interest
Golar Glacier	October 2014	Hai Jiao 1401 Limited	ICBCIL Finance Co.(1)	184.8	110.6	Repayable on demand	2.65% - 6.00%
Golar Snow	January 2015	Hai Jiao 1402 Limited	ICBCIL Finance Co.(1)	182.6	111.1	Repayable on demand	2.65% - 6.00%
Golar Kelvin	January 2015	Hai Jiao 1405 Limited	ICBCIL Finance Co.(1)	182.5	128.6	Repayable on demand	2.65% - 3.89%
Golar Ice	February 2015	Hai Jiao 1406 Limited	ICBCIL Finance Co.(1)	172.0	83.9	Repayable on demand	2.65% - 3.89%
Golar Tundra(2)	November 2015	Sea 24 Leasing Co Ltd	CMBL	205.1	89.5	2021	LIBOR plus margin
Golar Seal(3)	March 2016	Compass Shipping 1 Corporation Limited	CCBFL	162.4	90.2	2022	3.5%
Golar Crystal	March 2017	Oriental Fleet LNG 01 Limited	COSCO Shipping	101.0	83.6	10 years	LIBOR plus margin
Hilli(4)	June 2018	Fortune Lianjing Shipping S.A.	CSSC	840.0	353.0	8 years non-recourse	LIBOR plus margin
				120.0	338.5	Repayable on demand	Nil
Golar Bear (5)	June 2020	Cool Bear Shipping Limited	AVIC	110.0	104.8	2023	4.0%

The vessels in the table above are secured as collateral against the long-term loans (note 26).
(1) ICBCIL Finance Co. is a related party of ICBCL.

(2) A precondition of the Golar Tundra lease financing with CMBL is for the FSRU to be employed under an effective charter. By virtue of our prior termination of the WAGL charter, we were required to find a replacement charter by June 30, 2019 or we could be required to refinance the vessel. In May 2019, the June 2019 call option date was extended to June 2021. As of December 31, 2020, the call option which is a future covenant had not been breached, thus we have classified the Golar Tundra facility as a long-term debt. We presented the maturity of the loan facility to be in June 2021 even though the maturity of the sale and leaseback arrangement is in November 2025 as the maturity date of the call option is the earlier of the two.

(3) The Golar Seal facility includes a put option that if exercised requires us to repay the facility if an appropriate long-term charter of 4 years or more is not entered into by January 2021. In November 2020, we agreed and executed an extension with CCBFL to extend such put option by one year. As of December 31, 2020, the put option which is a future covenant had not been breached, thus we have classified the Golar Seal facility as a long-term debt. We presented the maturity of the loan facility to be in January 2022 even though the maturity of the sale and leaseback arrangement is in March 2026 as the maturity date of the call option is the earlier of the two.

(4) In July 2019, the SPV, Fortune Lianjiang Shipping S.A., repaid $150.0 million to the interest bearing facility and subsequently drew down $150.0 million from the internal loan with CSSC. In March, 2020, the SPV, Fortune Lianjiang Shipping S.A., repaid $215.2 million to the interest bearing facility and subsequently drew down $223.0 million from the internal loan with CSSC.

(5) In June 2020, we refinanced the Golar Bear facility and concurrently entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million and drawdown $100.0 million. The sale and leaseback arrangement has a term of seven years and bears a interest rate of LIBOR plus margin of 4.00%. However, the loan facility between Cool Bear Shipping Limited and AVIC has a term of three years and bears a fixed interest rate of 4.0%.

Debt restrictions

Certain of our debts are collateralized by vessel liens and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or distribute dividends in relation to the term loan facility. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, as of December 31, 2020 there are cross default provisions in certain of our and Golar Partners' and Hygo's loan and lease agreements. In addition to lien security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

As of December 31, 2020, we were in compliance with all our covenants under our various loan agreements.

19.	ACCRUED EXPENSES

(in thousands of $)	2020	2019
Interest expense	(52,600)	(44,150)
Vessel operating and drydocking expenses	(23,334)	(24,457)
Administrative expenses	(13,078)	(11,713)
Current tax payable	(345)	(720)
	(89,357)	(81,040)

Vessel operating and drydocking expense related accruals comprised of vessel operating expenses such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils and insurances.
Administrative expenses related accruals comprised of general overhead including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

20.	OTHER CURRENT LIABILITIES

(in thousands of $)	2020	2019
Mark-to-market interest rate swaps valuation (note 24)	(44,315)	(5,798)
Deferred operating cost and charterhire revenue	(12,330)	(20,719)
Day 1 gain deferred revenue - current portion (note 21)	(9,950)	(9,950)
Current portion of operating lease liability (note 11)	(5,005)	(3,582)
Mark-to-market foreign exchange swaps valuation (note 24)	(1,310)	—
Mark-to-market equity swaps valuation (note 24)	—	(50,407)
Other(1)	(12,509)	(5,625)
	(85,419)	(96,081)
(1) Included in "Other" is dividend payable for lessor VIE of $7.5 million at December 31, 2020.

21.	OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2020	2019
Day 1 gain deferred revenue (1)	(43,934)	(53,884)
Pension obligations (note 22)	(37,258)	(34,720)
Deferred commissioning period revenue (2)	(18,635)	(22,855)
Guarantees issued to Golar Partners and Hygo (note 25)	(19,545)	(16,417)
Non-current portion of operating lease liabilities (note 11)	(10,634)	(6,481)
Other (3)	(5,433)	(8,293)
	(135,439)	(142,650)

(1) This represents the corresponding liability upon recognition of the LTA derivative asset. This deferred gain is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $79.6 million, of which $43.9 million is non-current at December 31, 2020. The current portion of the Day 1 gain deferred revenue is included in "Other current liabilities" (note 20).
(2) This represents customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, which is considered an upfront payment for services. These amounts billed are recognized as part of "Liquefaction services revenue" in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $33.8 million, of which $18.6 million is non-current at December 31, 2020. The current portion of Deferred commissioning period billing is included in "Other current liabilities" (note 20).
(3) Included in "Other" is an asset retirement obligation of $5.0 million and $4.7 million for the years ended December 31, 2020 and 2019, respectively. The corresponding asset of $4.7 million is recorded within vessels and equipment, net (note 16).

22.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2020, 2019 and 2018 was $2.1 million, $2.4 million and $1.9 million, respectively.

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2020	2019	2018
Service cost	155	162	250
Interest cost	1,271	1,740	1,687
Expected return on plan assets	(318)	(375)	(926)
Recognized actuarial loss	848	777	1,392
Net periodic benefit cost	1,956	2,304	2,403

The components of net periodic benefit costs are recognized in the income statement within administrative expenses and vessel operating expenses.

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2020 is $0.8 million (2019: $0.8 million).

The change in projected benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2020	2019
Reconciliation of benefit obligation:
Benefit obligation at January 1	49,943	46,093
Service cost	155	162
Interest cost	1,271	1,740
Actuarial loss	5,458	4,581
Foreign currency exchange rate changes	372	433
Benefit payments	(3,077)	(3,066)
Benefit obligation at December 31	54,122	49,943

The accumulated benefit obligation at December 31, 2020 and 2019 was $53.4 million and $49.2 million, respectively.

(in thousands of $)	2020	2019
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	15,223	13,121
Actual return on plan assets	1,355	1,216
Employer contributions	2,900	3,411
Foreign currency exchange rate changes	463	541
Benefit payments	(3,077)	(3,066)
Fair value of plan assets at December 31	16,864	15,223

(in thousands of $)	2020	2019
Fair value of benefit obligation	(54,122)	(49,943)
Fair value of plan assets	16,864	15,223
Unfunded status (1)	(37,258)	(34,720)

Employer contributions and benefits paid under the pension plans include $2.9 million paid from employer assets for the year ended December 31, 2020 (2019: $3.4 million).

(1) Our plan comprises two schemes. The details of these schemes are as follows:

	December 31, 2020			December 31, 2019
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Fair value of benefit obligation	(12,727)	(41,395)	(54,122)	(11,479)	(38,464)	(49,943)
Fair value of plan assets	15,822	1,042	16,864	14,323	900	15,223
Funded (unfunded) status at end of year	3,095	(40,353)	(37,258)	2,844	(37,564)	(34,720)
The fair value of our plan assets, by category, as of December 31, 2020 and 2019 is as follows:

(in thousands of $)	2020	2019
Equity securities	15,822	14,323
Cash	1,042	900
	16,864	15,223

The amounts recognized in accumulated other comprehensive income, as of December 31, 2020 and 2019, is $15.9 million and $12.2 million, respectively.

The actuarial loss recognized in other comprehensive income is net of tax of $0.6 million, $0.5 million, and $0.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

The asset allocation for our Marine scheme at December 31, 2020 and 2019, by asset category are as follows:

Marine scheme	2020 (%)	2019 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2020 and 2019, by asset category are as follows:

UK scheme	2020 (%)	2019 (%)
Equity	100	100
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2021, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	—	2,900

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2021	590	2,700
2022	370	2,600
2023	380	2,500
2024	420	2,400
2025	660	2,300
2026 - 2030	2,350	11,000

The weighted average assumptions used to determine the benefit obligation for our plans for the years ended December 31 are as follows:

	2020	2019
Discount rate	1.68%	2.61%
Rate of compensation increase	2.29%	2.15%

The weighted average assumptions used to determine the net periodic benefit cost for our plans for the years ended December 31 are as follows:

	2020	2019
Discount rate	1.69%	2.63%
Expected return on plan assets	2.06%	2.81%
Rate of compensation increase	2.31%	2.20%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2020 and 2019 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2020 and 2019. For equities and other asset classes, we have applied an equity risk premium over ten year governmental bonds.

23.	SHARE CAPITAL AND SHARE BASED COMPENSATION

Our common shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2020 and 2019, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2020	2019
150,000,000 (2019: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2020	2019
109,943,594 (2019: 101,302,404) outstanding issued common shares of $1.00 each	109,944	101,303

(number of shares)	2020	2019
As at January 1	101,302,404	101,302,404
Repurchase and cancellation of treasury shares (1)	(3,500,000)	—
Issuance of shares (2)	12,067,789	—
Vesting of RSUs	73,401	—
As at December 31	109,943,594	101,302,404

(1) In February 2020, we purchased 1.5 million shares for a consideration of $70.4 million and cancelled all our 3.5 million treasury shares, that we repurchased in the current and prior years.

(2) In December 2020, we closed a registered equity offering of 12,067,789 of our common shares, at par value of $1.00 per share. We raised proceeds, net of the underwriter's discount and offering fees, of approximately $100 million, which we used to partially repay the Term Loan facility, fully repay Margin Loan Facility and for general corporate purposes.

Contributed surplus
As at December 31, 2020 and 2019 we had contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

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

During 2020 and 2019, the Company granted individuals nil share options.

As at December 31, 2020, 2019 and 2018, the number of options outstanding in respect of Golar shares was 1.8 million, 2.7 million and 3.8 million, respectively.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as at grant date are noted in the table below:

2018
Risk free interest rate	2.5%
Expected volatility of common stock	62.5%
Expected dividend yield	0.0%
Expected term of options (in years)	3.6 years

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

A summary of the share option activity for the year ended December 31, 2020 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2019	2,680	$30.23	1.9
Forfeited during the year	(376)	$26.69
Lapsed during the year	(463)	$55.45
Options outstanding at December 31, 2020	1,841	$24.62	1.2

Options outstanding and exercisable at:
December 31, 2020	1,717	$24.46	1.2
December 31, 2019	2,221	$30.74	1.7
December 31, 2018	2,320	$39.02	2.0

The exercise price of all options is reduced by the amount of dividends declared and paid. The above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2020, 2019 and 2018, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

	Year ended December 31
In $'000	2020	2019	2018
Intrinsic value of share options exercised	—	—	2,621
Total fair value of share options fully vested in the year	3,175	8,967	16,623

Compensation cost recognized in the consolidated statement of income	2,274	7,148	11,748
Share options cost capitalized*	110	608	421
*Relates to capitalized costs on share options awarded to employees directly involved in certain vessel conversion projects.
As of December 31, 2020, the total unrecognized compensation cost amounting to $0.2 million relating to options outstanding is expected to be recognized over a weighted average period of two months.

Restricted Stock Units (RSU)

Time-based RSUs

Pursuant to the LTIP, the Company granted certain individuals 0.7 million and 0.2 million of RSUs during the years ended December 31, 2020 and 2019, respectively. The RSUs vest equally over a period of 3 years.

The fair value of the RSU award is estimated using the market price of our common stock at grant date with expense recognized over the three-year vesting period.

A summary of time-based RSU activities for the year ended December 31, 2020 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2019	223	20.61	2.40
Granted during the year	667	7.51
Vested during the year	(73)	20.61
Forfeited during the year	(69)	7.87
Non-vested RSUs at December 31, 2020	748	10.02	2.00

Performance-based RSUs

In March 2020, the Company also granted certain individuals RSUs that are subject to the achievement of a total shareholder return (TSR) performance condition relative to the TSR of a predetermined group of peer companies over a three-year performance period ending December 31, 2022. The maximum number of RSUs that may be earned under the award is 159,430. Payouts of the performance-based RSUs will range from 0% to 100% of the target awards based on the Company’s TSR ranking within the peer group. This award will vest in March 2023.

The fair value of this award is estimated on the grant date using the Monte Carlo simulation model. The weighted average assumptions as of grant date are noted in the table below:

2020
Remaining performance period	2.8 years
Contractual term	3.0 years
Expected dividend yield	0.0%
Risk fee interest rate	0.42%
Golar volatility	84%
Share price at grant date	$7.49

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock with an implied volatility factored in for the last 0.9 years of the performance period.

A summary of performance-based RSU activity for the year ended December 31, 2020 is presented below:

(in thousands of $, except per share data)	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Granted during the year	159	6.25
Non-vested performance based RSUs at December 31, 2020	159	6.25	2.21

	Year ended December 31
In $'000	2020	2019	2018
Compensation cost recognized in the consolidated statement of income	2,739	1,124	—
RSU cost capitalized*	295	—	—
*Relates to capitalized costs on RSUs awarded to employees directly involved in certain vessel conversion projects.

As of December 31, 2020, the total unrecognized compensation cost of $5.9 million relating to both time-based and performance based RSUs outstanding is expected to be recognized over a weighted average period of 1.9 years.

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

As of December 31, 2020 and 2019, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2020	597,500	2021/2029	1.69% to 2.37%
Receiving floating, pay fixed	2019	737,500	2020/2029	1.68% to 2.37%

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Commodity price risk

A derivative asset, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term, was recognized in December 2017 following the effectiveness of the LTA. Golar bears no downside risk should the Brent Crude price move below $60.00.

Equity price risk

Our Board of Directors has approved a share repurchase program, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. In November 2019, we purchased 1.5 million shares underlying the total return swap, at fair consideration of $69.5 million, of which $54.7 million restricted cash was released at repurchase, with $50.9 million to settle the derivative liability fair value and $18.6 million relating to the fair value of the treasury shares. As at December 31, 2019, the counterparty to the equity swap transactions has 1.5 million outstanding notional shares and 107,000 of Golar Partner's unit underlying the total return swap in the Company at an average price of $46.93 and $21.41, respectively.

In February 2020, we purchased the remaining 1.5 million of our shares and 107,000 of Golar Partners' units underlying the total return swap, at an average price of $46.91 and $21.40, respectively at a fair consideration of $72.7 million, of which $59.3 million restricted cash was released at repurchase, with $55.5 million to settle the derivative liability fair value (note 12) and $17.2 million relating to the fair value of the shares and units underlying the total return swap. In February 2020, we cancelled all our treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares. The effect of our total return swap facilities in our consolidated statement of operation as at December 31, 2020 was a loss of $5.1 million.

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

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and fair value of our financial instruments at December 31, 2020 and 2019 are as follows:

		2020	2020	2019	2019
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value

Non-derivatives:
Cash and cash equivalents	Level 1	127,691	127,691	222,123	222,123
Restricted cash and short-term deposits	Level 1	163,181	163,181	188,289	188,289
Current portion of long-term debt and short-term debt (1)	Level 2	(984,510)	(984,510)	(1,244,599)	(1,244,599)
Long-term debt – convertible bonds (2)	Level 2	(383,740)	(366,581)	(368,134)	(355,943)
Long-term debt (1)	Level 2	(1,011,281)	(1,011,281)	(956,018)	(956,018)
Derivatives:
Oil derivative instrument	Level 2	540	540	45,640	45,640
Interest rate swaps asset (2)	Level 2	—	—	84	84
Interest rate swaps liability (2)	Level 2	(44,315)	(44,315)	(5,798)	(5,798)
Foreign exchange swaps asset (2)	Level 2	—	—	1,246	1,246
Foreign exchange swaps liability (2)	Level 2	(1,310)	(1,310)	—	—
Total return equity swap liability (2) (3)	Level 2	—	—	(50,407)	(50,407)

(1) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table, are gross of the deferred charges amounting to $28.7 million and $32.9 million at December 31, 2020 and December 31, 2019, respectively.
(2) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(3) The fair value of our total return equity swap is calculated using the closing prices of the underlying listed shares and units, dividends paid since inception and the interest rate charged by the counterparty.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying values of loans receivables, trade accounts receivable, trade accounts payable, accrued liabilities and working capital facilities approximate fair values because of the near term maturity of these instruments.
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
•Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price. These plan assets are classified within Level 1 of the fair value hierarchy (note 22).
The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2020 and 2019:

	Balance sheet classification	2020	2019
(in thousands of $)
Asset derivatives
Oil derivative instrument	Other non-current assets	540	45,640
Foreign exchange swaps	Other current and non-current assets	—	1,246
Interest rate swaps	Other current and non-current assets	—	84
Total asset derivatives		540	46,970
Liability derivatives
Total return equity swap	Other current liabilities	—	(50,407)
Interest rate swaps	Other current liabilities	(44,315)	(5,798)
Foreign exchange swaps	Other current liabilities	(1,310)	—
Total liability derivatives		(45,625)	(56,205)

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2020 and 2019 would be adjusted as detailed in the following table:

	2020			2019
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Total asset derivatives	—	—	—	84	(52)	32
Total liability derivatives	44,315	—	44,315	5,798	(52)	5,746

Some of our interest rate swaps have a credit arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As of December 31, 2020 and December 31, 2019, cash collateral amounting to $8.9 million and $nil has been provided (note 12).

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any further unrealized loss. As of December 31, 2020 and December 31, 2019, cash collateral amounting to $nil and $55.6 million, respectively has been provided (see note 12).

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

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with Citibank, K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CMBL, CCBFL, COSCO, CSSC and AVIC in regards to our sale and leaseback arrangements (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk is remote.

We have a substantial equity investment in our former subsidiary, Golar Partners, that from December 13, 2012 is considered as our affiliate and not our controlled subsidiary. As of December 31, 2020, our ownership interest was 32.8% and the aggregate carrying value of the investments recorded in our balance sheet as of December 31, 2020 was $67.4 million, being the total of our ownership interest (common and general partner interests) plus IDRs. Accordingly, the value of our investments and the income generated from Golar Partners is subject to specific risks associated with its business.

We also have a substantial equity investment in our joint venture and affiliate, Hygo and Avenir, as of December 31, 2020, our ownership interests were 50% and 23.1% and the aggregate carrying value of the investment recorded in our balance sheet as of December 31, 2020 was $200.3 million and $40.0 million, respectively. Accordingly, the value of our investment and the income generated from Hygo and Avenir are subject to specific risks associated with its business. In the event the decline in the fair value of the investment falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

A further concentration of supplier risk exists in relation to the Gimi undergoing FLNG conversion with Keppel and B&V. However, we believe this risk is remote as Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.

25.	RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Income (expenses):

(in thousands of $)	2020	2019	2018
Management and administrative services revenue (i)	7,941	9,645	9,809
Ship management fees revenue (ii)	5,263	4,460	5,200
Interest income on short-term loan (iii)	(317)	(109)	—
Interest expense on deposits payable (iv)	—	—	(4,779)
Total	12,887	13,996	10,230

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2020 and 2019 consisted of the following:

(in thousands of $)	2020	2019
Balances due (to)/from Golar Partners and its subsidiaries (iii)	(1,133)	(2,708)
Methane Princess lease security deposit movements (v)	349	(2,253)
Total	(784)	(4,961)

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

(iii) Interest income on short-term loan, balances due(to)/from Golar Partners and its subsidiaries - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services, dividends in respect of the Hilli Common Units and other related party arrangements including the short term loan and Hilli disposal. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

During the year ended December 31, 2020, we loaned a total of $45.0 million with interest of LIBOR plus a margin of 5.0% to Golar Partners. The loan was fully repaid, including interest of $0.3 million during the year ended December 31, 2020.

In November 2019, we loaned $15.0 million to Golar Partners, with interest of LIBOR plus 5.0%. The loan was fully repaid, including interest of $0.1 million, in December 2019.

(iv) Interest expense on deposits payable

In May 2017, Golar Partners exercised the Tundra Put Right which required us to repurchase Tundra Corp at a price equal to the original purchase price of $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). In August 2017, we entered into the Hilli Sale Agreement with Golar Partners for the Hilli Disposal, from the Sellers of the Hilli Common Units in Hilli LLC. Concurrent with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we paid interest at a rate of 5% per annum. We have accounted for $4.8 million as interest expense for the year ended December 31, 2018. The Deferred Purchase Price, the Additional Amount and the deposit received were applied to the net sale price of the Hilli Disposal on July 12, 2018.

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

Other transactions:

Golar Partners distributions to us - Golar Partners has declared and paid quarterly distributions totaling $10.5 million, $36.8 million, and $48.4 million to us for each of the years ended December 31, 2020, 2019 and 2018, respectively.

During the years ended December 31, 2020, 2019 and 2018, Hilli LLC declared quarterly distributions totaling $19.4 million $17.5 million and $5.6 million, respectively, in respect of the Hilli Common Units owned by Golar Partners. As of December 31, 2020, 2019 and 2018, we have a dividend payable of $nil $4.5 million and $3.6 million, respectively, to Golar Partners.

Indemnifications and guarantees:

a) Tax lease indemnifications: Under the Omnibus Agreement, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final settlement amounts arising from the Methane Princess leasing arrangement and the termination thereof. As of December 31, 2020, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit, the Golar Grand and the Golar Tundra.

In addition, to the extent Golar Partners incurs any liabilities as a consequence of a successful challenge by the UK Tax Authorities with regard to the initial tax basis of the transactions relating to any of the UK tax leases or in relation to the lease restructuring terminations in 2010, we have agreed to indemnify Golar Partners (note 26).

The maximum possible amount in respect of the tax lease indemnification is not known as the determination of this amount is dependent on our intention of terminating this lease and the various market factors present at the point of termination. As of December 31, 2020 and 2019 we recognized a liability of $11.5 million in respect of the tax lease indemnification to Golar Partners representing the fair value at deconsolidation in December 2012.

b) Performance guarantees: We issued performance guarantees to third party charterers in connection with the Time Charter Party agreements entered into with the vessel operating entities who are now subsidiaries of Golar Partners. These performance guarantees relate to the Methane Princess, Golar Winter, Eskimo and NR Satu. The maximum potential exposure in respect of the performance guarantees issued by the Company is not known as these matters cannot be absolutely determined. The likelihood of triggering the performance guarantees is remote based on the past performance of both our and Golar Partners' combined fleets.

c) Golar Tundra financing related guarantees: In November 2015, we sold the Golar Tundra to a subsidiary of CMBL (note 5) and subsequently leased back the vessel under a bareboat charter (the “Tundra Lease”). In connection with the Tundra Lease, we are a party to a guarantee in favor of Tundra SPV, pursuant to which, in the event that Tundra Corp (our subsidiary) is in default of its obligations under the Tundra Lease, we, as the primary guarantor, will settle any liabilities due within five business days. In addition, Golar Partners has also provided a further guarantee, pursuant to which, in the event we are unable to satisfy our obligations as the primary guarantor, Tundra SPV may recover this from Golar Partners, as the deficiency guarantor. Under a separate side agreement, we have agreed to indemnify Golar Partners for any costs incurred in its capacity as the deficiency guarantor.

d) Hilli guarantees (in connection with the Hilli Disposal)

(i) Debt

In connection with the closing of the Hilli Disposal, Golar Partners agreed to provide a several guarantee (the “Partnership Guarantee”) of 50% of the outstanding principal and interest amounts payable by Hilli Corp under the Hilli Facility (note 18) pursuant to a Deed of Amendment, Restatement and Accession relating to a guarantee between us, Fortune and Golar Partners (note 5).

(ii) Letter of credit

On November 28, 2018, Golar Partners entered into an agreement to guarantee (the “LOC Guarantee”) the letter of credit issued by a financial institution in the event of Hilli Corp’s underperformance or non-performance under the LTA. Under the LOC Guarantee, Golar Partners are severally liable for any outstanding amounts that are payable, based on the percentage ownership that we hold in Golar Partners, multiplied by Golar Partners percentage ownership in Hilli Common Units.

(iii) Cost indemnification: We (as one of the Sellers) have agreed to indemnify Golar Partners for certain costs incurred in Hilli operations until August 14, 2025, when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures. Included within the Hilli distributions for the year ended December 31, 2020 and 2019 is $0.4 million and $2.2 million of reimbursements from us for vessel operating expenses.

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

b) Transactions with Hygo and affiliates:

Net revenues: The transactions with Hygo and its affiliates for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

(in thousands of $)	2020	2019	2018
Management and administrative services revenue	5,281	5,904	6,167
Ship management fees income	1,780	1,210	1,400
Debt guarantee compensation (i)	3,826	693	861
Other (ii)	—	(2)	(247)
Total	10,887	7,805	8,181

Payables: The balances with Hygo and its affiliates as of December 31, 2020 and 2019 consisted of the following:

(in thousands of $)	2020	2019
Balances due to Hygo and affiliates (ii)	(11,222)	(6,829)

(i) Debt guarantee compensation - In connection with the closing of the Hygo and Stonepeak transaction, Hygo entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading "Guarantees and other") relating to Hygo and subsidiaries. The compensation amounted to $3.8 million and $0.7 million income for the year ended December 31, 2020 and 2019 respectively.

(ii) Balances due to Hygo and affiliates - Receivables and payables with Hygo and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Hygo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In December 2019, we loaned $7.0 million to Hygo, with interest of LIBOR plus 5.0%. The loan was fully repaid, including interest, in December 2019.

Guarantees:

a) Debt guarantees - As described in (i) above, we receive compensation from Hygo in relation to our provision of guarantees on certain of its long term debt. In January 2020, the Golar Celsius was refinanced and we provided a debt guarantee to third party bank in respect of the secured debt facility maturing on March 2027. We have also agreed to provide a debt guarantee on the Golar Nanook to third party bank in respect of the secured debt facility maturing on September 2030. In December 2019, the Golar Penguin was refinanced, with a cross-default provision on the Golar Crystal. A cross-default provision means that if we or Hygo default on one loan or lease, we would then default on our other loans containing such cross-default provision. These debt facilities are secured against specific vessels. The liability which is recorded in “Other current liabilities” and “Other non-current liabilities” is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items". As of December 31, 2020 and 2019, we have guaranteed $422.3 million and $396.6 million, respectively of Hygo's gross long-term debt obligations.

Other transactions:

Net Cool Pool expenses/income - Net expenses/income relating to the other pool participants are presented in our consolidated Statement of Operation in the line item “Voyage, charter hire and commission expenses” for the year ended December 31, 2020 and 2019 amounted to $2.1 million of net expenses and $1.6 million of net income, respectively.

c) Transactions with OneLNG and subsidiaries:

Net revenues: The transactions with OneLNG and its subsidiaries for the year ended December 31, 2020, 2019 and 2018 consisted of the following:

(in thousands of $)	2020	2019	2018
Management and administrative services revenue	—	—	1,399

Receivables: The balances with OneLNG and its subsidiaries as of December 31, 2020 and 2019 consisted of the following:

(in thousands of $)	2020	2019
Balances due from OneLNG (i)	64	707

(i) Balances due from OneLNG - Receivables with One LNG and its subsidiaries comprise primarily of unpaid management fees, advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

Subsequent to the decision to dissolve OneLNG, we have written off $nil and $3.0 million of the trading balance with OneLNG for the years ended December 31, 2020 and 2019, respectively, to 'Other operating income' in our consolidated statements of operations as we deem it to be no longer recoverable. During the year ended December 31, 2020 and 2019, we received $0.6 million and $4.5 million from OneLNG.

d) Transaction with other related parties:

Net revenues/(expenses): The transactions with other related parties for the years ended December 31, 2020, 2019 and 2018 consisted of the following:

(in thousands of $)	2020	2019	2018
The Cool Pool (i)	—	39,666	151,152
Magni Partners (ii)	(606)	(858)	(375)
Borr Drilling (iii)	384	542	—
2020 Bulkers (iv)	45	265	—
Avenir LNG (v)	980	—	—
Total	803	39,615	150,777

Receivables: The balances with other related parties as of December 31, 2020 and 2019 consisted of the following:

(in thousands of $)	2020	2019
Magni Partners (ii)	81	88
Borr Drilling (iii)	936	542
2020 Bulkers (iv)	51	265
Avenir LNG (v)	980	—
Total	2,048	895

(i) The Cool Pool - On July 8, 2019 GasLog's vessel charter contracts had concluded and withdrew their participation from the Cool Pool. Following Gaslog's departure, we assumed sole responsibility for the management of the Cool Pool and consolidate the Cool Pool. From the point of consolidation, the Cool Pool ceased to be a related party.

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operation) generated from our participation in the Cool Pool:

(in thousands of $)	2019	2018
Time and voyage charter revenues	43,332	177,139
Time charter revenues - collaborative arrangement	23,359	73,931
Voyage, charterhire expenses and commission expenses	(8,092)	(16,717)
Voyage, charterhire and commission expenses - collaborative arrangement	(18,933)	(83,201)
Net income from the Cool Pool	39,666	151,152

(ii) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited, a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

(iii) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and NASDAQ stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

(iv) 2020 Bulkers - 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

(v) Avenir LNG - Avenir LNG entered into an agreement to compensate Golar in relation to the provision of certain debt guarantees issued to third party banks. Receivables comprise primarily of debt guarantee compensation to Golar.

26.	COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2020	2019
Book value of vessels secured against long-term loans(1)	2,959,535	3,135,891
(1) This excludes the Gimi which is classified as "Assets under development" (see note 11) and secured against its specific debt facility (note 14).

As at December 31, 2020, the Revolving Credit Facility is secured by a pledge against our shares in Hygo (note 18). As at December 31, 2019, the Term Loan Facility was secured by a pledge against our shares in Hygo which had been partially refinanced into the Revolving Credit Facility during the year ended December 31, 2020 (note 18).

As at December 31, 2019, 21,226,586 Golar Partners common units were pledged as security for the obligations under the Margin Loan facility which had repaid during the year ended December 31, 2020 and pledged security released (note 18).

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

Other contractual commitments and contingencies

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million ($56.0 million) (before deduction of fees).

Of these six leases, we have since terminated five, with one lease remaining as at December 31, 2020, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2020, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof. As of December 31, 2020, the lessor of the Methane Princess has a second priority security interest in the Methane Princess, the Golar Spirit, the Golar Grand and the Golar Tundra.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (“FTT or the UK court”) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the FTT do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.4 million ($nil to $166.0 million). In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, notice of appeal was submitted to the FTT. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.

Class Action Lawsuit

On September 24, 2020, a purported Golar shareholder filed a putative class action lawsuit against us, our Chief Executive Officer, Iain Ross, and Hygo’s former Chief Executive Officer, Eduardo Antonello, in the United States District Court for the Southern District of New York (Case No. 1-20-cv-07926). The complaint purports to be brought on behalf of shareholders who purchased common shares of Golar between April 30, 2020 and September 24, 2020. The complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, Golar’s business operations and prospects in relation to the implication of Hygo’s former Chief Executive Officer in certain allegations by federal prosecutors in Brazil. The complaint seeks unspecified damages, attorneys’ fees and other costs. On December 9, 2020, the putative class action lawsuit was dismissed, and the Court therefore ordered that the case be terminated.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to around €1.1 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In relation to our investment in small-scale LNG services provider Avenir (note 14), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen, Höegh and us. In November 2018, Avenir was capitalized with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to $18.0 million. As discussed in note 14, following Avenir's issuance of the Equity Shortfall Offering to its shareholders, we subscribed to 9,375,000 additional shares at $1.00 par value and paid $9.4 million during the year ended December 31, 2020 and recognized $1.9 million of deferred consideration payable following the Equity Shortfall Offering. As of December 31, 2020, the remaining commitment including the Equity Shortfall Offering deferred consideration is $8.6 million.

In 2017, we commenced arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. For the years ended December 31, 2020, 2019 and 2018, we recovered $nil, $9.3 million and $50.7 million, respectively, in charter earnings, recognized in 'Other operating income' in the consolidated statements of operations. The amount recovered in 2019 represents the final installment settlement.

For the year ended December 31, 2020 and 2019 we recognized $3.3 million and $4.0 million in relation to loss of hire insurance claims on the Golar Bear and Golar Ice and the LNG Croatia, respectively. The above is recognized in 'Other operating income' of our consolidated statement of operations.

27.	SUBSEQUENT EVENTS

Sale of Golar Partners

On January 13, 2021, Golar Partners entered into the GMLP Merger Agreement pursuant to which, on April 15, 2021, GMLP Merger Sub merged with and into Golar Partners, with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE.

Under the GMLP Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per common unit in cash, a 27% premium to the closing price of Golar Partners’ common units of $2.79 per common unit on January 12, 2021. Upon closing of the GMLP Merger, we received $75.7 million in cash for the 21,333,586 Golar Partners common units owned by us immediately prior to the completion of the GMLP Merger. Concurrently with the consummation of the GMLP Merger, the IDRs of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof. Concurrently with the completion of the GMLP Merger, GP Buyer purchased from us all of the outstanding membership interests in the General Partner for which we received a consideration of $5.1 million, which is equivalent to $3.55 per general partner unit of Golar Partners. The Golar Partners’ Series A preferred units remain outstanding and unaffected by the GMLP Merger.

Although NFE’s purchase price of Golar Partner’s common units and GP units was fixed at $3.55, the final determination of the gain on disposal of our equity investment in Golar Partners cannot be reasonably determined at this stage as its dependent upon the carrying value of our equity investment on April 15, 2021 (which will depart from its book value at December 31, 2020).

Sale of Hygo

On January 13, 2021, we entered into the Hygo Merger Agreement, pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo, with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE.

Under the terms of the Hygo Merger Agreement, on April 15, 2021, NFE acquired all of the outstanding shares of Hygo for 31,372,549 shares of NFE’s Class A common stock and $580 million in cash. Upon consummation of the Hygo Merger, we received 18,627,451 shares of NFE common stock and $50 million in cash, and Stonepeak received 12,745,098 shares of NFE common stock and $530 million in cash, which included a cash settlement of its preferred equity tranche of $180 million.

Similarly, the gain on disposal of our investment in Hygo cannot be reasonably determined as it depends on (i) the carrying of our equity accounted investment at the date of its derecognition, and (ii) the value of the consideration transferred by NFE upon consummation of the transaction which will be determined based on the closing price of NFE common stock on April 15, 2021.

Share Repurchase Program

Supported by increased financial flexibility and a continuing disparity between the Company’s common share price and the underlying value of its business, in February 2021, the Company’s board of directors approved a program to repurchase up to $50.0 million of common shares. Repurchases may be made from time to time at prevailing prices on the open market or in privately negotiated transactions, as permitted by securities laws and other legal requirements. The program is authorized to commence following the filing of the Company’s Form 20-F for the year ended December 31, 2020 and conclude by April 30, 2022. The repurchase program does not obligate the Company to acquire any, or any specific number of, shares and may be discontinued at any time.