Form 20-F
period 2021-12-31
GOLAR LNG LTD
filed 2022-04-28
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Mi Hong Yoon S.E. Pearman Building, 2nd Floor 9 Par-la-Ville Road, Hamilton HM 11, Bermuda Telephone: +1(441) 295-4705
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

108,222,604 Common Shares, par value $1.00 per share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate” “forecast,” “projected” “plan” “potential,” “continue,” “will," “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

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
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd. (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and New Fortress Energy Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, floating storage and regasification units (“FSRUs”), floating liquefaction natural gas vessels (“FLNGs”) or other parts of the LNG supply chain;
•changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG charter rates, vessel values or technological advancements;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our interest in NFE on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers, FSRUs or FLNGs;
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
•changes in our relationship with our affiliates and the sustainability of any distributions they pay us;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels;
•our inability to achieve successful utilization of our fleet or our inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
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

Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties. We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.We undertake no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd (formerly known as Golar Power Ltd) and to any one or more of its subsidiaries. References to “OneLNG” refer to our former joint venture OneLNG S.A and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of Golar Partners and Hygo, which acquisition closed on April 15, 2021. References to “Cool Co” refer to Cool Company Ltd (Euronext Growth: COOL) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars.

A.          Reserved

B.           Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results of operations and the trading price of our common shares. We have categorized the risks we face based on whether they arise from our business activities or from the industry in which we operate and listed these based on management’s assessment of priority. Where relevant, we have grouped together related risks into the following categories:

◦Risks related to our FLNG project
■Delays and costs associated with renegotiation of our conversion contracts and capital expenditure commitments with Keppel Shipyard Limited (“Keppel”) could adversely affect our earnings, cash flows and financial position; and
■Given the sophisticated nature of FLNG conversions, we are reliant on a limited number of contractors with relevant specialized experience.

◦Risks related to our revenues
■Our operating revenue is dependent on a high customer concentration which a loss of any of our customers could have an adverse effect on our earnings and cashflows;
■Golar Hilli LLC may not result in anticipated profitability or generate sufficient cash flow to justify our investment;
■We cannot guarantee that full utilization of the full capacity of Hilli will occur or if achieved, continues; and
■We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

◦Risks related to our investments
■Exposure to price volatility of our investment in listed equity securities could adversely affect our financial results;
■Our equity investment in Avenir may not result in anticipated profitability to justify our investment; and
■Our equity investment in Cool Co is subject to certain risks related to the LNG spot market.

◦Risks related to the financing of our business
■We may not be able to obtain new financings, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends;
■We guarantee certain indebtedness of our affiliates and external parties. If certain of our affiliates and/or external parties are unable to service their debt requirements or comply with certain provisions contained in their loan agreements, this may have a material adverse effect on us;
■Most of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders;
■NFE has agreed to indemnify us pursuant to the Golar Partners and Hygo Omnibus Agreements. The inability of NFE to satisfy its indemnity obligations to us could have a material adverse effect on our financial condition and results of operations;
■If the Hilli letter of credit (the “LC”) is not extended, the earnings and financial condition of Golar Hilli Corp. (“Hilli Corp”) could suffer;
■We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income;
■Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility; and
■Our consolidated lessor variable interest entities (“VIEs”) may enter into different financing arrangements, which could affect our financial results.

◦Risks related to our operations
■A cyber-attack could materially disrupt our business;
■A substantial increase in operating costs could have a material adverse effect on our financial performance;
■Marine transportation and oil production are inherently risky, and our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations;
■Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business;
■Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss;
■We will have to make additional contributions to our pension scheme because it is underfunded;
■We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations;
■We may be unable to attract and retain key personnel, which may negatively impact the effectiveness of our management and our results of operations; and
■We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

◦Risks related to our industry
■Our results of operations and financial condition depend on demand for LNG, LNG carriers, FSRUs and FLNGs;
■Maritime claimants could arrest our vessels, which could interrupt our cash flow;
■Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business;
■Our operations are subject to extensive and changing laws, regulation and reporting requirement, which may have an adverse effect on our business;
■Climate change and greenhouse gas restrictions may adversely impact our operations and markets; and

■Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

◦Risks related to our common shares
■The declaration and payment of dividends is at the discretion of our board of directors;
■If we fail to meet the expectations of analysts or investors, our share price could decline substantially;
■Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline and could lead to a loss of all or part of a shareholder's investment;
■We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares;
■Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. company; and
■Because our offices and most of our assets are outside the U.S., our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the U.S..

◦Risks related to tax
■As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands and other offshore jurisdiction, our operations may be subject to economic substance requirements;
■A change in tax laws in any country in which we operate could adversely affect us;
■We could be treated as or become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to U.S. shareholders;
■We may have to pay tax on U.S. source income, which would reduce our earnings; and
■We may become subject to taxation in Bermuda which would negatively affect our results.

Risks related to our FLNG project

•Delays and costs associated with renegotiation of our conversion contracts and capital expenditure commitments with Keppel could adversely affect our earnings, cash flows and financial position.

In February 2019, we entered into a 20-year Lease and Operate Agreement (the “LOA”) with BP Mauritania Investments Ltd (“BP”) for the charter of the FLNG unit, the Gimi, to service the Gimi GTA Project, which was expected to commence operations under the LOA in 2022. In April 2020, we announced the receipt of a written notification of a FM claim from BP that due to the global outbreak of COVID-19, it was unable to be ready to receive the Gimi in 2022, instead delaying acceptance by 11 months. There is currently no FM, however, we cannot guarantee that there will not be further delays on the Gimi GTA Project.

The LOA further provides both parties with the right to suspend or terminate the agreement under certain circumstances after performance has begun, including as a result of a prolonged FM event. Should we be unable to meet our obligations under the LOA in a manner that gives rise to a right to terminate the agreement by BP, we could be obligated to pay substantial damages to BP which would have a negative impact on our earnings, cash flow and financial condition and could make it difficult to induce counterparties to contract with us for future FLNG conversions.

The $700 million debt facility agreement that we entered into in October 2019 to finance the Gimi conversion was expected to be drawn down in line with our contractual capital expenditure requirements. Changes to the overall Gimi project budget following the agreed revised project schedule with BP was minimal. However, we cannot guarantee that there will not be further delays on the cash inflows from the $700 million debt facility, which could result to delayed vessel delivery and the related commencement of operations.

•Given the sophisticated nature of FLNG conversions, we are reliant on a limited number of contractors with relevant specialized experience.

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

Furthermore, if any future FLNG vessels, once converted, are not able to meet certain performance requirements or perform as intended, we may have to accept reduced charter rates or we may not be able to charter the converted FLNG vessel at all. Either of these possibilities would have a negative impact, which could be significant, on our cash flows and earnings.

Risks related to our revenues

•Our operating revenue is dependent on a high customer concentration wherein a loss of any of our customers could have an adverse effect on our earnings and cashflows.

On January 26, 2022, Golar and Cool Co entered into a share purchase agreement (the “Vessel SPA”) under which Cool Co acquired eight modern Tri-Fuel Diesel Electric (“TFDE”) LNG vessels, namely the Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Kelvin, Golar Ice and Cool Pool Limited, the fleet's commercial management company (the “Disposal Group”), from Golar. Following the completion of the transactions contemplated under Vessel SPA, our future revenues are now derived from a limited number of customers. The loss of a key customer or a substantial decline in the amount of services requested by a key customer, or the inability of a customer to pay for our services, could have a material adverse effect on our earnings and financial condition. We could lose a customer or the benefits of a contract if:

•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we breach the relevant contract and the customer exercises certain rights to terminate the contract;
•the customer terminates the contract because we fail to deliver the vessel or service within a fixed period of time, the vessel is lost or damaged beyond repair or prolonged periods of off-hire, or we default under the contract;
•the customer terminates the contract due to prolonged FM affecting the customer, including damage to or destruction of relevant facilities, war or geopolitical unrest preventing us from performing services for that customer; or
•the customer becomes subject to sanction laws which directly or indirectly prohibit our ability to lawfully charter our vessel to such customer.

If we lose a key customer or if a customer exercises its right to terminate the charter, we may be unable to acquire an adequate replacement which could have a material adverse effect on our earnings and financial condition.

•Golar Hilli LLC may not result in anticipated profitability or generate sufficient cash flow to justify our investment.

In July 2018, we, Keppel and Black & Veatch Corporation (“B&V”) completed the sale of 50% of the common units in Golar Hilli LLC (“Hilli LLC”), the disponent owner of the Hilli, to Golar Partners. However, we still hold a significant portion of the outstanding ownership interests in Hilli LLC. The retained interests expose us to risks that we may:

•fail to obtain the benefits of the Liquefication Tolling Agreement (the “LTA”) if Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together the “Customer”) exercises certain rights to terminate the charter upon the occurrence of specified events of default;
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

In July 2021, we signed an agreement with the Customer to increase the utilization of Hilli by 0.2 million tons of LNG, commencing in January 2022, from base capacity of 1.2 million tons. The Customer was also granted an option to increase capacity utilization of Hilli by up to 0.4 million tons of LNG per year from January 2023 through to the end of the current contract term in 2026, which must be declared by the Customer in July 2022. The remaining capacity of the Hilli is not yet contracted.

Even if we were able to contract for utilization of the full capacity of the Hilli, we cannot guarantee that the full utilization would continue for any extended period. If we are unable to achieve utilization of full capacity, or to maintain utilization of full capacity in the future, such inability could have a significant effect on our earnings and financial condition.

•We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into agreements for the provision of certain technical, crew, commercial, corporate secretarial and transition services and have subcontracted the provision of certain services to external parties. Such agreements subject us to subcontractor counterparty risks. The ability of each of our subcontractor counterparty to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of our subcontractor counterparty, the condition of the maritime and offshore industries and work stoppages or other labor disturbances. Should our subcontractor counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Risks related to our investments

•Exposure to price volatility of our investment in listed equity securities could adversely affect our financial results.

Upon completion of the disposal of our equity investment in Hygo, we received 18.6 million shares of NFE Class A common stock (“NFE common stock”) and $50.0 million in cash as purchase considerations. Should the price of our NFE common stock decline materially from the share price at closing of the Hygo merger, our cash flows, financial condition and results of operations could be adversely affected.

•Our equity investment in Avenir may not result in anticipated profitability to justify our investment.

As of December 31, 2021, we invested $42.8 million in Avenir, a joint venture with Stolt-Nielsen Ltd (“Stolt Nielsen”) (an entity affiliated with our director Niels Stolt Nielsen) and Höegh LNG Holdings Ltd (“Höegh”) for the pursuit of opportunities in small-scale LNG. The value of our investment and the income generated from our investment are subject to a variety of risks, including, among others, the inability of the joint venture partners to successfully work together in the shared management of Avenir, inability of Avenir to identify and enter into appropriate projects, inability of Avenir to obtain sufficient financing for any project it identifies, failure of small-scale LNG projects that Avenir has invested in, and other industry, regulatory, economic and political risks impacting Avenir's operations.

•Our equity investment in Cool Co is subject to certain risks related to the LNG spot market.

On the completion of the transactions contemplated under the Cool Co Vessel SPA, we kept a 31.3% shareholding in Cool Co. Given the limited operating history of Cool Co, which may not be sufficient for a potential charterers to evaluate the viability of the company's business, it may be difficult for Cool Co to induce new customers. If Cool Co is not able to compete successfully and win new contracts, our earnings through our equity pick up of the results of Cool Co, could be adversely affected. A sustained decline in charter or spot rates or a failure by Cool Co to successfully charter its participating vessels could have a material adverse effect on our results of operations and Cool Co's ability to meet its financing obligations.

Risks related to the financing of our business

•We may not be able to obtain new financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future projects, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities. Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, the overall economic conditions and our ability to secure charters on a timely basis could limit our ability to fund our growth plans and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute shareholders' equity interest in us and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

As a result of concerns about the stability of financial markets generally, and the solvency of counterparties, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all.

•We guarantee certain indebtedness of our affiliates and external parties. If certain of our affiliates and/or external parties are unable to service their debt requirements or comply with certain provisions contained in their loan agreements, this may have a material adverse effect on us.

We entered into certain agreements to provide stand-ready guarantees to certain banks in connection with, commercial bank indebtedness, charter agreements and certain taxes losses, claims, damages or liabilities imposed by governmental authorities of our affiliates and external parties, including Golar Partners, Hygo and Cool Co. Failure by any of our affiliates and/or external parties to service their debt requirements and comply with any provisions contained in their loan agreements or the charter agreements, including paying scheduled installments and complying with certain financial covenants, may lead to an event of default under the related loan or charter agreements. In such case, we would need to satisfy the obligations or indemnify the losses of the respective affiliate and/or external party. Additionally, if a default occurs under the debt agreements of our affiliated companies and/or external parties, the lenders could accelerate the outstanding borrowings and declare all amounts outstanding due and payable. In this case, if such entities are unable to obtain a waiver or an amendment to the applicable provisions of the debt agreements, or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the respective assets, or seek repayment of the loan from such entities or from us under the guarantee.

In addition, certain of our debt agreements contain cross-default provisions that may be triggered if the entities described above default under the terms of certain of their debt agreements. In the event of a default by such entities and the refusal of a lender or lessor to grant or extend a waiver, as applicable, the lenders under certain of our debt agreements could determine that we are in default under those debt agreements even if the lenders have waived covenant defaults of such entities under the respective agreements. Such cross-defaults could result in the acceleration of the maturity of the debt under our agreements and our lenders may foreclose upon any collateral securing that debt, including our vessels units and other assets, even if such default was subsequently cured. In the event of such acceleration and foreclosure, we may not have sufficient funds or other assets to satisfy all of our obligations. Further, such acceleration and foreclosure and the results thereof may reduce our ability to obtain future credit from certain lenders.

The occurrence of any of the events described above would have a material adverse effect on our business, results of operations and financial condition, would significantly reduce our ability or make us unable to pay dividends to our shareholders for so long as such default is continuing, and may impair our ability to continue as a going concern.

•Most of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders.

Most of our obligations are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things: merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets; make or pay equity distributions; incur additional indebtedness; incur or make any capital expenditures; materially amend, or terminate, any of our current charter contracts or management agreements; or charter our vessels.

Our loan agreements and lease financing arrangements also require us to maintain specific financial ratios, including minimum amounts of unrestricted cash, minimum ratios of current assets to current liabilities (excluding but not limited to the current portion of long-term debt, VIE balances), minimum levels of stockholders’ equity and maximum loan amounts to value. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements, which, unless waived by our lenders, could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain new financing, which would impair our ability to continue to conduct our business.

Events beyond our control, including changes in the economic and business conditions in the shipping industry in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations, outbreaks of epidemic and pandemic of diseases and war or geopolitical unrest, may affect our ability to comply with these financial covenants. We cannot provide any assurance that we will continue to meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

•NFE has agreed to indemnify us pursuant to the Golar Partners and Hygo Omnibus Agreements. The inability of NFE to satisfy its indemnity obligations to us could have a material adverse effect on our financial condition and results of operations.

Pursuant to the Golar Partners and Hygo Omnibus Agreements, we are indemnified by NFE for certain losses we may incur in connection with providing guarantees and counter indemnities under certain contracts covered by the Golar Partners and Hygo Omnibus Agreements.

NFE’s ability to make payments to us under the Golar Partners Omnibus Agreement and the Hygo Omnibus Agreement may be affected by events beyond either of the control of NFE or us, including prevailing economic, financial, geopolitical and industry conditions. If NFE is unable to meet its indemnification obligations to us under the Golar Partners Omnibus Agreement or the Hygo Omnibus Agreement, our financial condition, results of operations and ability to make cash distributions to shareholders could be materially adversely affected.

•If the Hilli LC is not extended, the earnings and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, Golar obtained a LC issued by a financial institution that guarantees certain payments Hilli Corp, a wholly owned subsidiary, is required to make under the LTA. The LC was set to expire on December 31, 2019, but it automatically extends for successive one-year periods until the tenth anniversary of the acceptance of the Hilli to perform the agreed services for the project, unless the financial institution elects to not extend the LC. The financial institution may elect to not extend the LC by giving notice at least ninety days prior to December 31 in any subsequent year. If the LC (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $125 million. Accordingly, if the financial institution elects at some point in the future to not extend the LC, Hilli Corp's financial condition could be materially and adversely affected.

•We are exposed to volatility in LIBOR and the derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. In March 2021, the UK Financial Conduct Authority, which regulates LIBOR, announced that it will cease the publication of LIBOR after December 31, 2021, except for certain tenors of U.S. dollar LIBOR which will cease publication after June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after the scheduled expiration dates, or if alternative rates will be adopted. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. The impact of such transition away from LIBOR could be significant for us because of our substantial indebtedness.

While the agreements governing our revolving facilities and secured term loan facilities provide for an alternate method of calculating interest rates if a LIBOR rate is unavailable, once LIBOR ceases to exist, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected.

In addition, we may need to renegotiate certain LIBOR-based revolving credit facilities, term loan facilities, interest rate swaps and finance lease facilities, which could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of U.S. dollar LIBOR tenors by June 30, 2023.

•Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, regulatory, war or geopolitical unrest and other factors, some of which are beyond our control. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

•Our consolidated lessor VIEs, may enter into different financing arrangements, which could affect our financial results.

Following the sale and leaseback transactions we have entered into with certain affiliates of Chinese financial institutions that are determined to be lessor VIEs, where we are deemed to be the primary beneficiary, we are required by U.S. GAAP to consolidate these lessor VIEs into our financial results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs such as interest rates, maturity and repayment profiles. The funding arrangements negotiated by these lessor VIEs could adversely affect our financial accounting results.

As of April 14, 2022 and subsequent to the completion of the transactions contemplated under the Cool Co Vessel SPA, we have deconsolidated seven of our eight lessor VIEs. For additional detail refer to note 5 “Variable Interest Entities” and note 30 “Subsequent events” of our consolidated financial statements included herein.

Risks related to our operations

•A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.

•A substantial increase in operating costs could materially and adversely affect our financial performance.

Our vessel operating expenses and dry-dock capital expenditures depends on a variety of factors, including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry.

While we do not bear the cost of fuel under our time charters, fuel is a significant, if not the largest, expense in our operations when our vessels are operating under voyage charters, are idling during periods of commercial waiting time or when positioning or repositioning before or after a time charter. The price and supply of fuel is unpredictable and fluctuates based on events outside of our control, including, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil and gas producing countries and regions, regional productions patterns and environmental concerns. Fuel costs may fluctuate significantly, and if costs rise, they could materially and adversely affect our results of operations.

•Marine transportation and oil production are inherently risky and our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, outbreaks of epidemic and pandemic diseases, acts of piracy, environmental accidents, bad weather, mechanical failures, grounding, fire, explosions and collisions, human error, national emergency and war and terrorism. Incidents such as these have historically affected companies in our industry, and such an event or accident involving any of our vessels could result in any of the following:

•death or injury to persons, loss of property or environmental damage;
•delays in the delivery of cargo;
•the inability to complete scheduled engine overhauls, routine maintenance work, vessel inspections, certifications by class societies and management of equipment malfunctions;
•loss of revenues from or termination of charter contracts;
•governmental fines, penalties or restrictions on conducting business;
•a government requisitioning for title or seizing our vessels (e.g. in a time of war or national emergency);
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues. In particular:

•although we carry insurance, all risks may not be adequately insured against, and any claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material;
•if piracy attacks, military action or war results in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or the Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain;
•certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves;
•if our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations; and
•if one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay distributions.

•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in several countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), and the Bribery Act 2010 of the UK (“UK Bribery Act”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

To effectively compete in some foreign jurisdictions, we utilize local agents and/or establish entities with local operators or strategic partners. All these activities may involve interaction by our agents with government officials. Even though some of our agents or partners may not themselves be subject to FCPA, the UK Bribery Act, or other anti-bribery laws to which we may be subjected to, if our agents or partners make improper payments to government officials or other persons in connection with engagements or partnerships with us, we could be investigated and potentially found liable for violation of such anti-bribery laws and could incur civil and criminal penalties and other sanctions, which could have a material adverse effect on our business and results of operations.

•Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Vessel values can fluctuate substantially over time due to several different factors, including:

•prevailing economic and market conditions in the natural gas and energy markets;
•a substantial or extended decline in demand for LNG;
•increases in the supply of vessel capacity without a commensurate increase in demand;
•the type, size and age of a vessel;
•competition from more technologically advanced vessels; and
•the cost of new buildings or retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations.

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

We provide pension plans for certain of our current and former marine employees. Members do not contribute to the pension scheme plans and these pension schemes are closed to any new members. As of December 31, 2021, one of the plans is underfunded by $34.8 million. We may need to increase our contributions in order to meet the scheme's liabilities as they fall due, or, to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

•We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

Our principal currency for our operations and financing is the U.S. dollar. We generate most of our revenues in the U.S. dollar. Apart from the U.S. dollar, we incur operating and administrative expenses in multiple currencies. Due to a portion of our expenses being incurred in currencies other than the U.S. dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, the British Pound, and the Norwegian Kroner, which could affect our earnings. We use financial derivatives to hedge some of our currency exposures. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

•We may be unable to attract and retain key personnel, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends, to a significant extent, upon the abilities and the efforts of our senior executives and certain key employees. While we believe that we have an experienced team, the loss or unavailability of one or more of our senior executives and/or the key employees for any extended period of time could have an adverse effect on our business and results of operations.

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

Although we always intend to defend such matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on our financial condition. Please read “Item 8 Financial Information-Legal Proceedings and Claims”

Risks related to our industry

•Our results of operations and financial condition depend on demand for LNG, LNG carriers, FSRUs and FLNGs.

Our results of operations and financial condition depend on continued world and regional demand for LNG, LNG carriers, FSRUs and FLNGs, which could be negatively affected by several factors, including but not limited to:

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
•negative global or regional economic or political conditions, particularly in LNG-consuming regions, could reduce energy consumption or its growth;
•geopolitical unrest or war;

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
•labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification; and
•availability of new, alternative energy sources, including compressed natural gas.

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

If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. Under some of our present charters, if the vessel is arrested or detained (for as few as 14 days in the case of one of our charters) because of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to shareholders.

•Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business.

Although we conduct most of our operations outside of the U.S., the operations of certain of our customers may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in, and/or are pursuing projects in areas of the world that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Ukraine, Cameroon, the Middle East and the South China Sea region, terrorist or other attacks, and war (or threatened war) or international hostilities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results.

Political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflict between Russia and Ukraine. This conflict has resulted in several countries and international organizations, such as the U.S., the UK and the EU, imposing trade and investment sanctions against Russia which are expected to adversely affect the global economy. While our vessels and their respective charterers are not directly impacted by these measures, these factors could also increase our costs of conducting our business, particularly crew, insurance and security costs, and prevent or restrict us from obtaining insurance coverage, all of which have may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries, against countries in which we operate, or to which we trade, or to which we or any of our customers, joint venture partners or business partners become subjected to, could harm our business. We could be subjected to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected if we were found to be in a violation of sanctions or embargo laws.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

•Our operations are subject to extensive and changing laws, regulations and reporting requirements, which may have an adverse effect on our business.

Our operations are affected by extensive and changing laws, regulations and reporting requirements that could create greater reporting obligations and compliance requirements. Whilst the regulatory environment continues to evolve, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards and maintain high standards of corporate governance and public disclosure. Compliance with and limitations imposed by these laws, regulations, treaties, conventions, and other requirements, and any future additions or changes to such environmental, health, safety and maritime conduct laws or requirements applicable to international and national maritime trade, may increase our costs and/or limit our operations and have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the International Maritime Organization (the “IMO”). These regulatory measures may include the adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also influence demand for our services. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

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

Additionally, certain investors and lenders may exclude companies engaged in the liquefaction, transportation and regasification of LNG, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Risks related to our common shares

•The declaration and payment of dividends is at the discretion of our board of directors.

The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law. In determining whether to declare and pay a dividend, our board of directors will take into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. There can be no assurance that we will continue to pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.

•If we fail to meet the expectations of analysts or investors, our share price could decline substantially.

In some quarters, our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common stock could decline. Important factors that could cause our revenue and operating results to fluctuate from quarter to quarter or year on year, include, but are not limited to:

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
•marine disasters, war, piracy or terrorism, environmental accidents, or inclement weather conditions;
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

The market price of our common shares has fluctuated widely since they began trading on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue. Over the last few years, the stock market has experienced price and volume fluctuations. From January 1, 2021, the closing market price of our common shares on Nasdaq ranged from a low of $10.30 in August 2021 to a high of $26.36 per share in April 2022.

The market price of our common shares may experience extreme volatility in response to many factors, including factors that may be unrelated to our operating performance or prospects such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances in the shipping industry, market conditions in the LNG shipping industry, developments in our FLNG investments, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions, the general state of the securities market, and other factors, many of which are beyond our control.

Furthermore, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Therefore, there can be no guarantee that our stock price will remain at current prices, and we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

•We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities in the future in connection with, among other things, vessel conversions, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, in each case without shareholder approval in several circumstances.

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

•Because our offices and most of our assets are outside the U.S., our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

We, and most of our subsidiaries, are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

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

We are a Bermuda exempted company incorporated under Bermuda law with principal executive offices in Bermuda. Certain of our subsidiaries are Marshall Islands entities. Both Bermuda and the Marshall Islands have enacted, economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity must comply with economic substance requirements set out in the legislation. Regulations were also adopted in the Marshall Islands, through Economic Substance Regulations 2018 which came into force in January 2019, and with Guidance Notes being published in October 2019, requiring certain entities that carry out activities to comply with an economic substance test and satisfy certain reporting obligations, beginning with the financial period which ended in 2020.

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

•A change in tax laws in any country in which we operate could adversely affect us.

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

•We could be treated as or become a PFIC, which could have adverse United States federal income tax consequences to U.S. shareholders.

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

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, there can be no assurance that we will not become a PFIC for any future taxable year as a result of changes in our operations or assets.

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

•We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Please see “Item 10. Additional Information-E. Taxation” for further information.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Overview

Golar LNG Limited designs, builds, owns and operates marine infrastructure for the liquefaction and regasification of LNG. Following the disposal of our investments in former affiliates Golar Partners and Hygo in April 2021 and the recent business separation of our eight modern TFDE LNG vessels into Cool Co in April 2022, we have narrowed our focus on pursuing and increasing our portfolio of FLNG projects.

We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our mission is to be recognized as a learning organization with an outstanding reputation for safe, reliable and cost-effective operations; to employ and develop talented people who can see the impact of what they do; to develop a pipeline of new FLNG infrastructure opportunities and convert the best opportunities into world class projects; and to be a great business partner, where combining skills and resources make a big difference.

Our strategy is to offer resource holders a low-cost quick delivering solution to monetize stranded gas reserves. Our unique industry leading FLNG technology allows stranded and associated gas resource holders, developers and customers to enter the LNG business and occupy a legitimate space alongside the largest resource holders, major oil companies and world-scale LNG buyers. For established LNG industry participants, the prospect of our low-cost, low-risk, fast-track, small footprint FLNG solution provides a compelling alternative to traditional land-based projects. As one of the industry’s most innovative developers of floating terminals, Golar has produced more LNG from a floating facility than any other operator.

As of April 14, 2022, our fleet of vessels is comprised of one LNG carrier, one FSRU and two FLNGs (including the operational FLNG Hilli and the Gimi which is currently under conversion) and one FLNG conversion candidate vessel, the Gandria.

We are listed on Nasdaq under the ticker “GLNG”. We were incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and maintain our principal executive headquarters at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +1 441 295 4705. Our principal administrative offices are located at The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom and our telephone number at that address is +44 207 063 7900. The Commission maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the Commission and this can be obtained from the Commission’s website at (http://www.sec.gov) or from the “SEC filings” tab in the “Investor Relations” section of our website (www.golarlng.com). Information contained on our website does not constitute part of this annual report.

As of April 14, 2022, our existing investments and projects are as follows:

Our investments

a.New Fortress Energy (“NFE”)

In April 2021, we sold to NFE our outstanding interests in the common units and general partner of our former affiliates, Golar Partners for $3.55 per unit (the “GMLP Merger”) and all of our outstanding shares in Hygo (the “Hygo Merger”). We received a total consideration of $80.8 million in cash for Golar's equity stake in GMLP. Concurrently, with the completion of the GMLP Merger, the incentive distribution rights (“IDRs”) of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us. On the Hygo Merger, the purchase consideration included 18,627,451 shares of NFE common stock (representing 8.9% ownership at the time of closing) and $50 million in cash. In April 2022, we sold 6.2 million shares of NFE common stock raising net proceeds of $253.0 million, which is planned to be deployed for FLNG growth and general corporate purposes.

Furthermore, on completion of the GMLP Merger and the Hygo Merger, we entered into certain transition services agreements, corporate services agreements, ship management agreements and omnibus agreements with Golar Partners, Hygo and NFE. These agreements replaced the previous management and administrative services agreements, ship management agreements and guarantees that Golar provided to Golar Partners and Hygo.

b.Avenir

Avenir is a joint investment with Stolt-Nielsen, Höegh and us for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand and the development of LNG bunkering services and supply to the transportation sector. During the private placement in 2018, we subscribed for 24.8 million shares, representing an investment of $24.8 million. In 2020, we injected a further $18.0 million and were issued additional shares at a par value of $1.00 per share, bringing our total capital contributions to $42.8 million, representing 23.5% ownership.

Avenir currently has four small-scale LNG newbuilds, one small-scale LNG carrier under construction and an LNG terminal and distribution facility in the Italian port of Oristano, Sardinia.

c.Cool Co

The objective of the formation of the Cool Co is to serve the transportation requirements of the LNG shipping market by providing customers with modern and flexible solutions to meet their shipping requirements. On January 26, 2022, Golar and Cool Co entered into a share purchase agreement (“the Vessel SPA”) under which Cool Co is acquiring eight modern TFDE LNG vessels, namely the Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Kelvin, Golar Ice as well as the Cool Pool Limited, the fleet’s commercial management company (“the Disposal Group”), from Golar. The purchase price for each vessel was agreed at $145.0 million, subject to working capital and debt adjustments.

Following completion of the Vessel SPA, we now hold 31.25% share in Cool Co, while EPS Ventures Ltd is the largest shareholder at 37.50% and the remaining 31.25% held by a group of institutional and other investors.

Our projects

d.     Gimi GTA Project

In February 2019, Golar entered into the LOA with BP for the charter of a FLNG unit, Gimi, to service the BP Greater Tortue Ahmeyim project for a 20-year period, and the Gimi was delivered to a shipyard in Singapore to commence her conversion. The Gimi will liquefy natural gas as part of the first phase of the Gimi GTA Project and will be located at an innovative nearshore hub on the Mauritania and Senegal maritime border. The Gimi is designed to produce an average of approximately 2.5 million tonnes of LNG per annum, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

In April 2020, we announced the receipt of a written notification of a FM claim by BP under the LOA. The FM notice claimed that due to the global outbreak of COVID-19, BP was unable to be ready to receive the converted FLNG Gimi on the 2022 target connection date.

In October 2020, we agreed a revised project schedule with BP for the Gimi GTA Project which resulted in the original 2022 target connection date for the Gimi, to be extended by 11 months. Written notice was received from BP confirming that no FM event (as defined in the LOA) is ongoing. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedules, respectively, for the Gimi GTA Project to reflect these changes in the respective agreements. The Gimi conversion cost including financing cost is approximately $1.6 billion of which $700 million is funded by the Gimi debt facility.

As of April 14, 2022, the Gimi conversion is 82% technically complete.

e.     LNG Croatia
In March 2019, we entered into agreements with LNG Hrvatska d.o.o. (“LNG Hrvatska”) relating to the conversion and subsequent sale of the converted carrier LNG Croatia into a FSRU. In December 2020, we completed the conversion of LNG Croatia and sold the vessel for $193.3 million.

From January 1, 2021 our 10-year Operation and Maintenance Agreement (the “O&M Agreement”) in relation to the FSRU LNG Croatia with LNG Hrvatska commenced.

f.     Floating Ammonia Production, Carbon Capture, Green LNG and other emerging technologies

Golar’s internal “Green Team” continues to engage with and evaluate new technologies and partnerships to improve the efficiency of our LNG operations and develop solutions in the field of floating ammonia production, carbon capture, green LNG and hydrogen. For example, in November 2020 we entered into a collaboration agreement with B&V to research and, if appropriate, develop these technologies and released a thought leadership paper on the potential for floating ammonia production.

B.      Business Overview

In January 2021, following the board of directors' approvals of the GMLP Merger and Hygo Merger with NFE, we determined that our share of the net earnings/(losses) in our former affiliates, Golar Partners and Hygo and the respective carrying values of our equity accounted investments met the definitions of held for sale and discontinued operations and have consequently presented them as net income/(loss) from discontinued operations and assets held for sale, respectively. Concurrently, the disposal of our interest in Hygo signaled our exit from “Power” operations and we therefore ceased to consider the “Power” operations as a reportable segment.

Management has concluded that we provide three distinct reportable segments as follows:

•Shipping – We operate and subsequently charter out LNG carriers on fixed terms to customers. We own one LNG carrier and one FSRU, the Golar Tundra which is currently trading as an LNG carrier in the Cool Pool.
•FLNG – We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi, and one LNG carrier earmarked for FLNG conversion, the Gandria. We also have ready to implement designs for newbuild FLNGs of varying sizes.
•Corporate and other - Related to our business activities of vessel management and administrative services. This segment also includes our corporate overhead costs.

Corporate and other segment

Golar Management, our wholly-owned subsidiary which has its offices in London, Oslo, Kuala Lumpur and Split, provides commercial, operational and technical support, crew management services and supervision and accounting and treasury services. Golar Management is compensated via management fees for the costs and expenses it incurs in connection with the provision of these services.

As of April 14, 2022, an overview of our assets and investments are as follows:

Vessel Name	Year of Delivery/Conversion	Capacity Cubic Meters	Flag	Type	Ownership	Charterer/ Pool Arrangement	Current Charter Expiration
Golar Arctic	2003	140,000	Marshall Islands	LNGC Membrane	100%	Spot market	Not applicable
Golar Tundra (1)	2015	170,000	Marshall Islands	FSRU Membrane	100%	Pool arrangement	2022
Hilli Episeyo (2)	2017	2.4 mtpa	Marshall Islands	FLNG Moss	-44.6% of the common units -89.1% of each of the Series A and Series B	Perenco/SNH	2026
Gimi	Conversion in progress	2.45 mtpa	Marshall Islands	FLNG Moss	70%	BP	2043
Gandria (3)	Earmarked for conversion	126,000 cubic meters	Marshall Islands	Moss	100%	Not applicable	Not applicable

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
(2)The Hilli is scheduled to provide liquefaction services until the earlier of (i) eight years from May 2018, the date the Customer accepted the Hilli, or (ii) the time of receipt and processing by the Hilli of 500 billion cubic feet of feed gas. The tolling fee is based on a fixed element of hire and also an element related to the price of Brent crude oil where we receive incremental tolling fees when the price rises above $60 per barrel. In 2020, we signed an amendment to the LTA that the Customer will compensate Hilli Corp annually for overproduction of annual base liquefaction tonnage. In 2021, we signed amendments to the LTA to extend the original term of the LTA until July 2026, increase the utilization in 2022 by 0.2 million tons of TTF linked LNG production and granted the Customer a one-time option exercisable by July 2022 to increase capacity utilization of Hilli by up to 0.4 million tons of TTF linked LNG production per year from January 2023 through the end of the current contract term in July 2026.
As of December 31, 2021, the LC provided by a financial institution to the Customer had been reduced to $100 million, following the achievement of 3.6 million tonnes of LNG being produced, and we have cash collateral of $60.7 million to support the Hilli performance guarantee, in the event of termination by the Customer due to underperformance or non-performance.
As of April 14, 2022, the Hilli had offloaded a total of 72 LNG cargoes, produced around 5 million tonnes of LNG, and maintained 100% commercial uptime since the start of her operations in May 2018.
(3)The Gandria is currently in lay-up and earmarked for conversion into a FLNG vessel. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed.

Competition
We operate in competitive markets that are based primarily on supply and demand.

The FLNG industry is in an early stage of development, and we do not currently face significant competition from other providers of FLNG services. There are currently only six FLNGs on the water and one further FLNG currently under construction. We anticipate that other companies, including marine transportation companies with strong reputations and extensive resources and experience, will enter the FLNG industry at some point in the future, resulting in greater competition.

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

Vessel Maintenance

Safety is our top priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires, spills and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. As part of our ESG reporting we set targets to drive continuous improvement, and we review performance indicators frequently to determine if remedial action is necessary to reach our targets.

Under our charters, we are responsible for the technical management of the vessels which our subsidiaries and affiliates assist us by managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost effective operation and, pursuant to ship management and administrative services agreements with certain of our subsidiaries, access to human resources, financial and other administrative functions.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage. The maximum coverage varies from 120 days to 360 days, depending on the vessel. The number of deductible days varies from 30 days to 60 days, depending on the vessel and type of damage; (e.g. whether the claim arises from either machinery or hull damage).

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations (“P&I clubs”). This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

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

The insurers providing the hull and machinery, hull and cargo interests, protection and indemnity and loss of hire insurances have confirmed that they will consider a FSRU as a vessel for the purpose of providing insurance. For the FSRU we have also arranged an additional comprehensive general liability insurance. This type of insurance is common for offshore operations and is additional to the P&I insurance.

Our operations utilize a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers' competence training program, seafarers' workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries, affiliates and service providers assists us in managing our vessel operations. Cool Company Management AS (formerly known as Golar Management Norway (“CCMN”), our former subsidiary and currently our service provider, received its ISO 9001 certification for a quality management system in April 2011, and is certified in accordance with the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM”), on a fully integrated basis.

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

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance.  Most vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

All insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic is certified by the American Bureau of Shipping. All of our other vessels are certified by Det Norske Veritas GL. Both societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class” other than two vessels, the Gimi and the Gandria, with the Gimi in Keppel's shipyard in Singapore for her conversion into a FLNG, and the Gandria currently in lay up.

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

Environmental and Other Regulations

General

Our business and the operation of our vessels are subject to various international treaties and conventions and to the applicable local national and subnational laws and regulations of the countries in which our vessels operate or are registered. Such laws and regulations cover a variety of topics, including but not limited to air pollution, water pollution, waste management, protection of natural resources, and protection of worker health and safety, and might require us to obtain governmental permits and authorizations before we may conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations. Similar or more stringent laws may also apply to our customers, including oil & gas exploration and production companies, which may impact demand for our services.

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries, including member countries of the European Union, in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. CCMN provides technical management services for our vessels, is certified in accordance with the IMO standard for ISM and operates in compliance with the International Standards Organization (the “ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing shipping and international maritime trade. Among other requirements, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“the ISM Code”) requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship manager holds a document of compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”), published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea (“SOLAS”), which provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation and addresses maritime security. SOLAS requires, among other things, the provision and maintenance of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System (an international radio equipment and watch keeping standard), afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”) also promulgated by the IMO. The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. The SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Flag states that have ratified the SOLAS and STCW generally employ the classification societies, which have incorporated the SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on July 1, 2004, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. CCMN has developed security plans and appointed and trained ship and office security officers. In addition, all of our vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the Maritime Transportation Security Act (“MTSA”).

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

Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% allowable sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous 3.5% sulfur cap. The 0.5% sulfur cap is generally referred to as IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Our vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn gas only in their boilers when alongside a berth. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new diesel engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.

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

Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the Environmental Protection Agency (the “EPA”) to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. However, in October 2020, EPA published a final rule to provide additional lead time for implementation for certain high-speed vessels. Pursuant to the final rule, the Tier 4 standards apply from model year 2022 for engines installed in a wide range of high-speed vessels, and from model year 2024 for engines installed in certain other such vessels, subject to certain limitations. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that will allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulfur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulfur cap cannot be used in ECA boundaries. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Anti-Fouling Requirements
Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels. Our vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention”, which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments were formally adopted at MEPC 76 in June 2021. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

The limits of OPA liability are the greater of $2,300 per gross ton or $19,943,400 for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which as defined in CERCLA does not include oil. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our ship owning subsidiaries and affiliates that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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

a. Ballast Water Management Convention

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the “BWM Convention”). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. As of December 31, 2021, all our operational LNG carriers and FSRU had installed ballast water treatment systems.

b. Clean Water Act

The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA was directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. The 2013 VGP was scheduled to expire in December 2018, however, under VIDA the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place, which remain outstanding. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

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

Greenhouse Gas (“GHG”) Regulation

The issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has and continues to attract attention from a wide range of groups, including politicians, regulators, financial institutions, and the general public.

Currently, emissions of GHGs from international shipping are not subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, the European Commission initiated a three-step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long term. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and called for action by either IMO or the European Union to address emissions from the international transport sector from 2023. The first step of the three-step strategy initiated in 2013 was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions and other information. On September 15, 2020, the European Parliament approved draft legislation, which has not yet been finalized, that would include GHG emissions from large vessels in the EU emissions trading system as of January 1, 2022 and include methane emissions in monitoring, reporting and verification requirements applicable to vessels. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% relative to 2008 levels, by 2030, and apply even deeper cuts by 2050.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption, with the first year of data collection having commenced on January 1, 2019. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. MEPC subsequently adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool. (“IMO GHG Strategy”). The IMO GHG Strategy has established a goal of a reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008, and by at least 50% by 2050 compared to 2008.

In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) or above rating. This regulatory approach is expected to be consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. MEPC adopted these amendments to MARPOL Annex VI in June 2021 and are expected to enter into force by November 2022, with the requirements for EEXI and CII certification coming into effect January 2023. At the same meeting, MEPC announced plans to revise the IMO GHG Strategy to establish stronger targets, with an aim to adoption of a revised strategy at the MEPC meeting in Spring 2023.

An increasing number of financial institutions have also established policies or commitments to reduce emissions associated with their portfolios. In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In late 2020, the Federal Reserve announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Subsequently, the Federal Reserve has issued a statement in support of the efforts of the NGFS to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development, production, liquefaction, or related activities, which may ultimately reduce demand for our services. Additionally, the Securities and Exchange Commission announced its intention to promulgate rules requiring climate disclosures. Although the form and substance of these requirements is not yet known, this may result in additional costs to comply with any such disclosure requirements.

In the U.S., the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior (“DOI”). These regulations may include restrictions on certain oil & gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Notably, the U.S. rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. At the international level, at COP 26, the U.S. and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.

Any passage of climate control legislation or other regulatory or policy initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level that restricts emissions of GHGs from vessels, could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

C.            Organizational Structure

For a list of our significant subsidiaries, please see Exhibit 8.1 to this annual report and note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli LLC, Hilli Corp and Gimi MS Corporation (“Gimi MS”).

D.            Property, Plant and Equipment

For information on our fleet, please see the section of this item entitled “Vessel Operations”.

We do not own any interest in real estate. As of December 31, 2021, we lease approximately 10,700 square feet of office space in London and approximately 32,000 square feet of office space in Oslo. For our ship management operations, we lease approximately 4,200 square feet of office space in Malaysia, approximately 5,500 square feet of office space in Croatia, approximately 2,500 square feet of office space in Bermuda and approximately 2,100 square feet of office space in Cameroon.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 4. Information on the Company” and our audited financial statements and notes thereto, included herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information - D. Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Significant Developments in Early 2022

Financings

(i) 2017 Convertible bonds

In February 2022, we fully redeemed the outstanding notional value of our 2017 Convertible Bonds, inclusive of interest, amounting to $321.7 million.

(ii) Corporate bilateral facility

In February 2022, Golar LNG executed a $250 million corporate bilateral facility with Sequoia Investment Management secured by our shareholding in FLNG Hilli and Gimi. The corporate bilateral facility has a tenor of 7-years with a bullet payment maturing in February 2029 and bears interest of LIBOR plus a margin range of 4.5% to 5.5%, subject to certain financial ratio thresholds. The corporate bilateral facility remained undrawn as of April 14, 2022 and will remain available for drawdown until 30 June 2022.

(iii) Norwegian Bonds

In October 2021, we placed $300 million in senior unsecured bonds carrying a fixed coupon of 7% in the Nordic bond market (the “Norwegian Bonds”). In March 2022, we subsequently listed the Norwegian bonds on the Oslo Børs.

(iv) Share buyback

In March 2022, we repurchased 368,496 shares in Golar LNG, as part of our share repurchase program, at a total cost of $6.6 million, inclusive of related fees. These shares were subsequently cancelled in March 31, 2022, reducing the balance of issued and outstanding common shares.

(v) Sale of NFE common stock

In April 2022, we sold 6.2 million shares of our NFE common stock raising net proceeds of $253.0 million. We plan to use these proceeds to deploy FLNG growth projects and general corporate purposes. Following the sale of such shares, our remaining holdings in NFE common stock is 12.4 million.

UK tax lease benefits

In April 2022, we settled and paid in full, the UK HMRC, our liability in relation to past tax leases, amounting to $63.5 million, of which $16.0 million was funded from our restricted cash. The first priority security interest on the Gandria and the second priority security interests on the Golar Tundra and Golar Frost were also released.

Completion of the sale of eight TFDE LNG vessels to Cool Co

On January 26, 2022, we and Cool Co, our wholly owned subsidiary, entered into the Vessel SPA under which Cool Co will acquire eight modern TFDE LNG vessels and the Cool Pool Limited, the fleet's commercial management company, from us. The purchase price for each vessel was agreed at $145.0 million, subject to working capital and debt adjustments. Following completion of the transactions contemplated under the Vessel SPA in April 2022, we now own 31.3% interest in Cool Co. The existing sale and leaseback loans, except for the loans secured over the Golar Ice and Golar Kelvin which will be assumed by Cool Co, were refinanced in connection with the closing of the Vessel SPA and were contemporaneously deconsolidated from our financial statements. Post completion of the transactions contemplated under the Vessel SPA, we will continue to be the guarantor to the Golar Ice and Golar Kelvin sale and leaseback arrangements. Subject to certain adjustments which include but are not limited to net debt and working capital at the date of deconsolidation, the indicative book loss on disposal is estimated at $200 - $250 million.

Factors Affecting Our Future Results of Operations and Financial Condition

Our historical results of operations and cash flows may not be indicative of our future results of operations which may be principally affected for the following reasons:

•A decline in NFE's share price may adversely affect our business. On April 15, 2021, upon the closing of the Hygo Merger, we received 18.6 million shares of NFE common stock valued at $44.65 per share and subsequent to our sale of 6.2 million shares of NFE common stock in April 2022, we now hold 12.4 million shares. Our future results of operations are therefore exposed to the volatility of NFE's share price. Subsequent to the Hygo Merger, the price of NFE common shares has fluctuated significantly, reaching a low of $19.17 per share in February 2022 and recovering to $48.29 in April 2022. Should the price of NFE common shares fall materially, our cash flows, financial condition and results of operations could be adversely affected.

•Operation and maintenance of external vessels. In December 2020, the LNG Croatia was accepted by LNG Hrvatska, its customer, following her conversion to a FSRU. Under the O&M Agreement, we will operate and maintain the LNG Croatia for a minimum period of 10 years, effective January 1, 2021. Should we be unable to meet our obligations under the O&M agreement, we could be obligated to pay damages to LNG Hrvatska which could have a negative impact on our earnings and cash flow and harm our reputation.

•Conversion of the Gimi. FLNG Gimi conversion project is 82% technically complete as of April 14, 2022. The FLNG conversion requires highly specialized contractors and is subject to risk of delay or default by shipyard or other factors outside our or the shipyard's control such as COVID-19. In the event the shipyard does not perform under the terms of the agreement and we are unable to enforce certain refund guarantees with third party banks, we may lose part or all of our investment, breach certain bank covenants which will obligate us to repay the outstanding debt principal and associated interest and penalties and harm our reputation as a FLNG company.
•Utilization of the Hilli's full capacity. In July 2021, we signed an agreement with the Customer to increase the utilization of Hilli (“the Hilli Extended Capacity Agreement”). Commencing in January 2022, the capacity utilization of Hilli will increase by 0.2 million tons of LNG, bringing total utilization in 2022 to 1.4 million tons (“2022 Incremental Capacity”). Under the Hilli Extended Capacity Agreement, we also granted the Customer an option to increase the capacity utilization of Hilli by up to 0.4 million tons of LNG per year from January 1, 2023 through to the end of the current contract term in July 2026, which must be declared by the Customer during the third quarter of 2022 (“2023 Incremental Capacity”). Should the option for the 2023 Incremental Capacity not be exercised, this could adversely affect our plans to realize the full potential of this asset and maximize return on our investment.

•Our results are dependent on the performance of our equity method investments. Given our substantial investments in Cool Co and Avenir, adverse net results from these investees could affect our earnings which may eventually negatively impact the price of our common shares.

•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income. These changes may fluctuate significantly as interest rates, the price of our common shares or the price of commodities fluctuate. This includes changes in the fair value of the Brent linked and the TTF linked derivative instruments.

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

•Our vessels' net book value may be impaired. Our vessels are reviewed for impairment whenever events or changes in circumstances, such as a sale of one or more of our vessels, indicate that the carrying amount may not be recoverable. In assessing the recoverability of our long-lived assets' carrying amounts, we make assumptions regarding estimated undiscounted future cash flows, such as the vessels' economic useful life and estimates in respect of residual or scrap value. If the market value of our vessels declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.

Please see the section of this Annual Report entitled “Item 3. Key Information - D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Liquefaction services revenue. Liquefaction services revenue is generated from the LTA entered into with our customer in relation to the FLNG Hilli. Our provision of liquefaction services capacity includes the receipt of the customer’s gas, treatment and temporary storage on board our FLNG, and delivery of LNG to waiting carriers. We recognize revenue when obligations under the terms of the LTA and its subsequent addendum are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Operating revenues (including revenue from collaborative arrangement). Total operating revenues primarily refers to time and voyage charter revenues. We recognize revenues from time and voyage charters over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenue during days when the vessel is off-hire, unless the charter agreement makes a specific exception. Operating revenues includes revenues from vessels engaged in collaborative arrangements, in the Cool Pool. Specifically, for the Cool Pool, pool earnings (gross earnings of the pool less costs and overheads of the Cool Pool and fees to the Pool Manager) are aggregated and then allocated to the pool participants in accordance with the number of days each of their respective vessels are in the pool during results sharing period.

Voyage, charterhire expenses and commission expenses, net (including expenses from collaborative arrangement).
Voyage expenses, which are primarily fuel costs but which also include other costs such as port charges, are paid by our charterers under our time charters. However, we may incur voyage related expenses during off-hire periods when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. Charterhire expenses refer to the cost of chartering-in vessels to our fleet and commissions relate to brokers' commissions. Furthermore, voyage, charterhire expenses and commission expenses, net includes related net revenue or expenses attributable to the other participants engaged in the collaborative arrangements and pooling arrangements.

Realized and unrealized gain/(loss) on oil and gas derivative instruments. Realized and unrealized gain/(loss) on the oil derivative instrument is the fair value of the oil derivative determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Hilli's LTA. Realized and unrealized gain on the gas derivative instrument is the fair value of the gas derivative determined using the estimated discounted cash flows of the additional payments due to us as a result of forecast natural gas prices and forecast Euro/USD exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gain/(loss) on oil and gas derivative instruments” as part of the consolidated statement of operations.

Adjusted EBITDA. Adjusted EBITDA is calculated by taking net income before net income/(loss) from discontinued operations, tax, interest, equity in net (losses)/income/(losses) from equity method investments, unrealized mark-to-market movements on the oil and gas derivative instruments, other non-operating income/(expenses), impairment of long-term assets and depreciation and amortization. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing the comparability of our total performance from period to period against the performance of other companies.

Interest expense and interest income. Interest expense depends on our and our consolidated lessor VIE entities' overall level of borrowings and all-in borrowing costs, including the amortization of deferred financing costs associated with such borrowings. Given we are deemed to be the primary beneficiary of our lessor VIEs, we have consolidated the VIEs net results into our consolidated results. Although consolidated into our results, we have no control over the funding arrangements negotiated by these lessor VIEs which includes the interest rates to be applied.

Income/(losses) from equity method investments. This includes our share of the income/(losses) from our equity method investments. Affiliates are entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but do not exercise control or have the power to control the financial and operational policies. These are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the participating rights of non-controlling interests. We record our equity method investment at cost and adjust the carrying amount for our share of the income/(losses) from our equity method investment subsequent to the date of the investment and report the recognized earnings or losses in the statement of income. The excess, if any, of the purchase price over book value of our equity method investment, or basis difference, is included in the consolidated balance sheets as “Equity method investments” amortized through the consolidated statements of operations.

Time charter equivalent (“TCE”). TCE is calculated by taking total operating revenue less liquefaction services revenue, vessel and other management fees and voyage and commission expenses, net divided by calendar days less scheduled off-hire days. It is the typical shipping industry performance measure used primarily to compare period-to-period changes in the shipping fleet's net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods. Management believes that TCE assists management in making decisions regarding the deployment and utilization of its shipping fleet and in evaluating financial performance.

Calendar days less offhire days. The calendar days less offhire days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, scheduled lay-up, vessel conversions, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter revenue.

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

A. Operating Results

Year ended December 31, 2021 compared with the year ended December 31, 2020

On April 15, 2021, we completed the GMLP Merger and the Hygo Merger. Prior to the GMLP Merger and Hygo Merger, we operated in four reportable segments, “Vessel and other operations, “FLNG,” “Power” and “Corporate and other.” The disposal of our interest in Hygo signaled our exit from Power operations and we ceased to consider the Power operations as a reportable segment (as defined under United States Generally Accepted Accounting Principles (“U.S. GAAP”)) with effect from the first quarter of 2021. Consequently, management has therefore concluded that we provide and operate three distinct reportable segments: “Shipping”, “FLNG” and “Corporate and other”. See note 6 “Segment Information” and note 14 “Discontinued Operations” of the audited consolidated financial statements included herein for additional information on our segments and the GMLP Merger and the Hygo Merger, respectively.

Reconciliations of the 2021 and 2020 consolidated net income/(loss) to Adjusted EBITDA are as follows:

	December 31,
(in thousands of $)	2021	2020	Change	% Change
Net income/(loss)	560,615	(167,930)	728,545	(434)%
Income taxes	1,740	981	759	77%
Income/(loss) before income taxes	562,355	(166,949)	729,304	(437)%
Depreciation and amortization	105,952	107,923	(1,971)	(2)%
Unrealized (gain)/loss on oil and gas derivative instruments	(179,891)	45,100	(224,991)	(499)%
Other non-operating losses/(income), net	361,928	(5,682)	367,610	(6470)%
Interest income	(139)	(1,572)	1,433	(91)%
Interest expense	55,163	69,354	(14,191)	(20)%
(Gains)/losses on derivative instruments	(24,348)	52,423	(76,771)	(146)%
Other financial items, net	759	1,552	(793)	(51)%
Income/(losses) from equity method investments	(1,080)	538	(1,618)	(301)%
Net (income)/loss from discontinued operations	(568,049)	175,989	(744,038)	(423)%
Adjusted EBITDA	312,650	278,676	33,974	12%

Discussed below are our financial statement line items of our consolidated results of operations for the years ended December 31, 2021 and 2020 that are not covered by the segmental analysis presented later in this section:

Depreciation and amortization: Depreciation and amortization decreased by $2.0 million to $106 million for the year ended December 31, 2021 compared to $108 million for the same period in 2020, principally due to:

•$0.2 million decrease in LNG Croatia's (formerly the Golar Viking) depreciation which relates to depreciation prior to her entry into the shipyard for conversion to a FSRU. There was no comparable charge in 2021 following her disposal in December 2020;
•$0.5 million decrease in the Golar Tundra's depreciation run-rate in 2021 given lower drydocking cost capitalized following her drydock in 2020; and
•decrease in depreciation for the year ended December 31, 2021, compared to 2020, as certain components of the vessels' costs with shorter useful economic lives, were fully depreciated in 2020.

Unrealized (gain)/loss on the oil and gas derivative instruments: The unrealized (gain)/loss on oil and gas derivative instruments increased by $225.0 million to a gain of $179.9 million for the year ended December 31, 2021, compared to a loss of $45.1 million in 2020, principally due to:

•Unrealized (gain)/loss on Hilli oil derivative instrument: Relates to the mark-to-market movement on the fair value of the Hilli oil derivative instrument which is determined using the estimated discounted cash flows of the additional payments due to us as a result of Brent oil prices moving above a contractual oil price floor over the remaining term of the LTA. Unrealized (gain)/loss on Hilli oil derivative instrument increased by $172.0 million to a gain of $126.9 million for the year ended December 31, 2021, compared to a loss of $45.1 million for the same period in 2020, due to improvements in the future Brent oil price curves over the LTA's remaining contractual term.

•Unrealized gain on Hilli gas derivative instrument: In July 2021, we signed the Hilli Extended Capacity Agreement with the Hilli Customer which resulted in the recognition of a gas derivative asset, linked to the Dutch Title Transfer Facility (“TTF”). The mark-to-market movement on the fair value of our Hilli gas derivative asset was determined using the estimated discounted future cash flows of the additional payments due to us as a result of the future TTF gas prices and forecasted EUR/USD exchange rates. The unrealized gain on the Hilli gas derivative asset resulted in a gain of $51.3 million for the year ended December 31, 2021. There was no comparable gain recognized in 2020.

•Unrealized mark-to-market adjustment for commodity swap derivatives: As of December 31, 2021, we were party to commodity swaps to manage our exposure on the 2022 Incremental Capacity on the Hilli which resulted in an unrealized gain of $1.7 million for the year ended December 31, 2021. There was no comparable gain for 2020.

Other non-operating losses/(income), net: Other non-operating losses, net, increased by $367.6 million to $361.9 million for the year ended December 31, 2021 compared to $5.7 million income for the same period in 2020, principally due to:

•$295.8 million cumulative unrealized mark-to-market loss on our NFE shares which we received as consideration for the Hygo Merger. There was no comparable loss in 2020;
•$71.7 million contingent liability recognized in relation to the expected settlement of the UK tax lease inquiry with HMRC (note 29). There was no comparable contingent liability in 2020;
•partially offset by $5.6 million of dividend receipts from NFE; and
•the $5.7 million gain on disposal in 2020 relating to the gain on disposal of the converted FSRU vessel LNG Croatia to LNG Hrvatska (note 18). There was no comparable gain in 2021.

Interest income: Interest income decreased by $1.4 million to $0.1 million for the year ended December 31, 2021 compared to $1.6 million for the same period in 2020. The decrease was primarily due to a decrease in the returns on our fixed deposits that had been made during the year ended 2021, and a decrease in the income derived from the lending capital of our lessor VIEs, which we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense decreased by $14.2 million to $55.2 million for the year ended December 31, 2021 compared to $69.4 million for the same period in 2020 due to:

•$14.4 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs following scheduled capital repayments;
•$8.5 million decrease in interest expense relating to the refinancing of the Golar Bear facility with AVIC International Leasing Company Limited (“AVIC”) and the repayments in 2020 of the Golar Viking facility, the Margin Loan facility and the Term Facility (see note 21 “Debt” of our consolidated financial statements included herein for more information);
•$1.7 million decrease in amortization of deferred financing costs following repayments of the Golar Viking facility and the Margin Loan facility in 2020, and the amendments of our four vessels' sale and leaseback debts with ICBC Finance Leasing Co. Ltd (“ICBCL”) in 2021; and
•$1.6 million decrease in interest expense on the Golar Arctic and the Golar Frost facilities due to a reduction in LIBOR.

This decrease in interest expense was partially offset by:

•$8.2 million increase in interest expense relating to the Norwegian Bonds and the Revolving Credit Facility (“RCF”) entered in October 2021 and December 2020, respectively; and
•$4.0 million decrease in capitalized interest on borrowing costs in relation to our qualifying investments in Hygo (subsequently disposed of) and Avenir. Hygo's Sergipe Power Plant commenced operations in late March 2020, and Avenir's first vessel was delivered in October 2020, resulting in the cessation of capitalizing interest.

Gains/(losses) on derivative instruments: Gains/(losses) on derivative instruments increased by $76.8 million to a gain of $24.3 million for the year ended December 31, 2021 compared to a loss of $52.4 million for the same period in 2020. The change is primarily due to:

•Mark-to-market adjustment for interest rate swap derivatives: As of December 31, 2021, we have an interest rate swap portfolio with a notional value of $505.0 million (2020: $597.5 million), none of which are designated as hedges for accounting purposes. Net unrealized gains on the interest rate swaps increased to a gain of $27.0 million for the year ended December 31, 2021 compared to an unrealized loss of $38.6 million for the same period in 2020. The unrealized gains were due to the increase in the long-term swap rates, partially offset by a decrease in the notional value of our swap portfolio and fair value adjustments reflecting our creditworthiness and that of our counterparties for the year ended December 31, 2021. Realized losses on our interest rate swaps decreased to a loss of $2.9 million for the year ended December 31, 2021, compared to a loss of $6.2 million for the same period in 2020, due to a reduction in LIBOR for the year ended December 31, 2021.

•Mark-to-market adjustment for equity derivative: In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Program (“Total Return Swap”) or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In February 2020, we repurchased the remaining 1.5 million of our shares and 0.1 million of Golar Partners' units underlying the equity swap which terminated the Total Return Swap. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $5.1 million recognized in the year ended December 31, 2020. There was no comparable loss recognized in the comparable period in 2021.

Other financial items, net: Loss on other financial items, net decreased by $0.8 million to a loss of $0.8 million for the year ended December 31, 2021, compared to loss of $1.6 million for the same period in 2020 due to favorable foreign exchange movement of $2.8 million, partially offset by a decrease in the amortization of debt guarantees of $1.5 million following the disposal of our interest in Hygo.

Income/(losses) from equity method investment: Income/(losses) from equity method investments represents our share of earnings/(losses) from our equity accounted investments in Egyptian Company for Gas Services S.A.E (“ECGS”) and Avenir. The increase of $1.6 million compared to 2020 was largely due to the net income from Avenir.

Net income/(loss) from discontinued operations:

	December 31,
(in thousands of $)	2021	2020	Change	% Change
Share of net earnings/(losses) of Golar Partners	8,116	(136,832)	144,948	(106)%
Share of net losses of Hygo	(15,008)	(39,157)	24,149	(62)%
Gain on disposal of equity method investments	574,941	—	574,941	100%
Net income/(loss) from discontinued operations	568,049	(175,989)	744,038	(423)%

On April 15, 2021, we completed the disposals of our interests in Golar Partners and Hygo to NFE. The net income from discontinued operations for the year ended December 31, 2021, consists of our share of earnings/(losses) from discontinued operations until April 15, 2021 and the resultant gain on disposal of our equity method investments of $574.9 million, which represents the excess consideration over the book value of our equity accounted investments disposed of.

As of December 31, 2020, we held a 32.2% ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights (“IDRs”). We recognized an impairment charge of $135.9 million due to the duration and extent of the suppressed unit price of Golar Partners and we concluded that the difference between the carrying value and the fair value of our equity accounted investment was no longer temporary.

As of December 31, 2020, we held a 50.0% ownership interest in Hygo. Our share in net losses of Hygo principally relates to trading activities of the Golar Celsius and the Golar Penguin operating as LNG carriers and the performance of the Sergipe Power Plant, including the Golar Nanook operating as a FSRU, regasifying LNG for the Sergipe Power Plant. The decrease in our share of net losses in Hygo was mainly driven by our share of the one-off non-cash loss on the deemed disposal of the Golar Nanook following the commencement of her 25-year sales type lease with Centrais Eléctricas de Sergipe S.A. (“CELSE”) in 2020.

The following details the operating results and Adjusted EBITDA for our reportable segments for the years ended December 31, 2021 and 2020.

	December 31, 2021				December 31, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	202,968	221,020	27,777	451,765	191,881	226,061	20,695	438,637
Vessel operating expenses	(57,010)	(51,196)	(12,119)	(120,325)	(57,326)	(52,104)	504	(108,926)
Voyage, charterhire and commission expenses, net	(10,340)	(600)	166	(10,774)	(12,634)	—	—	(12,634)
Administrative expenses	(644)	(397)	(33,980)	(35,021)	(2,211)	(1,672)	(31,428)	(35,311)
Project development expenses	—	(2,974)	187	(2,787)	(112)	(2,793)	(5,986)	(8,891)
Realized gain on oil derivative instrument	—	24,772	—	24,772	—	2,539	—	2,539
Other operating income	5,020	—	—	5,020	3,262	—	—	3,262
Adjusted EBITDA	139,994	190,625	(17,969)	312,650	122,860	172,031	(16,215)	278,676

Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2021	2020	Change	% Change

Total operating revenues	202,968	191,881	11,087	6%
Vessel operating expenses	(57,010)	(57,326)	316	(1)%
Voyage, charterhire and commission expenses, net	(10,340)	(12,634)	2,294	(18)%
Administrative expenses	(644)	(2,211)	1,567	(71)%
Project development expenses	—	(112)	112	100%
Other operating income	5,020	3,262	1,758	54%
Adjusted EBITDA	139,994	122,860	17,134	14%

Other Financial Data:

Total operating revenues minus voyage, charterhire and commission expenses, net	192,628	179,247	13,381	7%
Calendar days less scheduled off-hire days	3,631	3,669	(38)	(1)%
Average daily TCE (1) (to the closest $100)	52,900	48,900	4,000	8%
(1) Average daily TCE is a non-GAAP financial measure and is calculated by taking the total operating revenue minus voyage, charterhire and commission expenses, net divided by calendar days less scheduled off-hire days. See “Item 5. Important financial and operational terms and concepts”.

Total operating revenues: Operating revenues increased by $11.1 million to $203.0 million for the year ended December 31, 2021 compared to $191.9 million in 2020. This was principally due to :

•our fleet's utilization for the year ended December 31, 2021 of 98% with 23 commercial waiting days, compared to the same period in 2020 of 86% utilization with 318 commercial waiting days and higher daily charter rates earned by our vessels;
•$17.0 million increase in revenue from the Golar Tundra due to her full utilization during 2021, compared to 120 off-hire days as a result of her scheduled drydock during the same period in 2020;
•$10.9 million increase in revenue from the Golar Ice due to less off-hire days as a result of her engine breakdowns between 2021 of 53 days and 2020 of 69 days. Further increased as a result of vessel exiting the Cool Pool and benefiting from increased daily charter hire rates in 2021, compared to 2020; and
•partially offset by $16.4 million decrease in revenue from the remaining TFDE LNG carriers not discussed above and the Golar Arctic for the year ended December 31, 2021 compared to the same period in 2020, due to lower charterhire rates.

Average daily TCE: Average daily TCE of $52,900 for the year ended December 31, 2021, is 8% higher than the same period in 2020. The increase in the daily TCE was due to higher fleet utilization and higher daily charter rates earned by our vessels for the year ended December 31, 2021, compared to the same period in 2020.

Voyage, charterhire and commission expenses, net: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $2.3 million to $10.3 million for the year ended December 31, 2021 compared to $12.6 million for the same period in 2020, was principally due to:

•$1.5 million decrease in bunker consumption incurred in relation to the LNG Croatia prior to entering the shipyard for conversion in late January 2020;
•$1.3 million reduction in voyage expenses relating to the chartering of an external vessel, which we have subsequently sub-chartered contributing to our total operating revenue; and
•$1.1 million increase in bunker consumption in relation to the Golar Ice due to the replacement of engine in the yard for the year ended December 31, 2021.

Administrative expenses: Administrative expenses decreased by $1.6 million to $0.6 million for the year ended December 31, 2021 compared to $2.2 million for the same period in 2020, mainly due to ongoing cost reduction measures.

Other operating income: Other operating income mainly comprised of the Golar Ice's loss of hire insurance receipts of $5.0 million and $2.7 million for the year ended December 31, 2021 and 2020, respectively.

FLNG segment

	December 31,
(in thousands of $)	2021	2020	Change	% Change
Total operating revenues	221,020	226,061	(5,041)	(2)%
Vessel operating expenses	(51,196)	(52,104)	908	(2)%
Voyage, charterhire and commission expenses	(600)	—	(600)	100%
Administrative expenses	(397)	(1,672)	1,275	(76)%
Project development expenses	(2,974)	(2,793)	(181)	6%
Realized gains on oil derivative instrument	24,772	2,539	22,233	90%
Adjusted EBITDA	190,625	172,031	18,594	11%

Total operating revenues: The Hilli maintained her 100% commercial uptime during the year, reaching her 66th successful offloading for the year ended December 31, 2021. Total operating revenues decreased by $5.0 million to $221.0 million for the year ended December 31, 2021, compared to $226.1 million for the same period in 2020, due to $4.7 million lower overproduction revenue recognized in 2021. In 2020, we entered into an addendum to the Hilli's LTA with our Customer, for us to be compensated for any production in excess of the base capacity set out in the LTA and recognized $8.0 million for the year ended December 31, 2020 for the overproduction in relation to the years 2020 and 2019.

Vessel operating expenses: Vessel operating expenses decreased by $0.9 million to $51.2 million for the year ended December 31, 2021, compared to $52.1 million for the same period in 2020, mainly due to a decrease of $2.2 million in crew costs following logistical restrictions brought about by COVID-19, partially offset by $1.6 million increase in Hilli's insurance costs and management fees.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses increased to $0.6 million for the year ended December 31, 2021, due to the reclassification of $0.6 million for Hilli's and Gandria's commercial management fees from administrative expenses in 2021.

Administrative expenses: Administrative expenses decreased by $1.3 million to $0.4 million for the year ended December 31, 2021, compared to $1.7 million for the same period in 2020, mainly due to the reclassifications of $0.6 million for Hilli's and Gandria's commercial management fees to voyage, charterhire and commission expenses in 2021.

Realized gain on oil derivative instrument: Realized gains on the oil derivative instrument, which is based on a three-month look-back at the average Brent crude oil prices above the base tolling fee under the Hilli's LTA, increased by $22.2 million to $24.8 million for the year ended December 31, 2021 compared to $2.5 million in 2020, due to an increase in forecasted future Brent crude oil prices.

Corporate and other segment

	December 31,
(in thousands of $)	2021	2020	Change	% Change

Total operating revenues	27,777	20,695	7,082	34%
Vessel operating expenses	(12,119)	504	(12,623)	104%
Voyage, charterhire and commission expenses	166	—	166	100%
Administrative expenses	(33,980)	(31,428)	(2,552)	8%
Project development expenses	187	(5,986)	6,173	(103)%
Adjusted EBITDA	(17,969)	(16,215)	(1,754)	11%

Total operating revenues: Total operating revenues increased by $7.1 million to $27.8 million for the year ended December 31, 2021, compared to $20.7 million for the same period in 2020. This was primarily due to:

•$10.8 million increase in vessel management fees billed pursuant to the O&M Agreement with LNG Hrvatska, which commenced in January 2021; and
•partially offset by $3.3 million decrease in vessel management fees relating to lower administrative services fees charged to our former affiliates, Golar Partners and Hygo.

Vessel operating expenses: Vessel operating expenses increased by $12.6 million to $12.1 million for the year ended December 31, 2021, compared to $0.5 million credit for the same period in 2020, primarily due to costs associated to the O&M Agreement on the LNG Croatia.

Administrative expenses: Administrative expenses increased by $2.6 million to $34.0 million for the year ended December 31, 2021 compared to $31.4 million for the same period in 2020, mainly due to:

•$4.5 million increase in corporate expenses including legal and professional fees, audit fees and employee related costs as a result of one-off redundancy costs from a corporate overhead streamlining exercise; and
•partially offset by $1.9 million decrease in share options and restricted stock units (“RSUs”) expenses due to lesser share options awards which vested in 2021 and forfeitures of RSUs as a consequence of a corporate overhead streamlining exercise.

Project development expenses: Project development expenses decreased by $6.2 million to $0.2 million credit for the year ended December 31, 2021 compared to $6.0 million for the same period in 2020, mainly due to non-recurring 2020 expenses related to strategic initiatives and corporate simplification, consisting of $5.6 million of professional, legal and consultancy costs.

Please refer to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed on April 22, 2021, Item 5 Operating and financial review and prospects - A. Operating results, for the management discussion and analysis of the operating results for year 2020 compared to 2019.

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

Our funding and treasury activities are conducted within our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Singapore Dollars, Norwegian Kroners, Euros and Central African Franc. We have made use of derivative instruments for interest rate, currency and commodity risk management purposes.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time.

As of December 31, 2021, we had cash and cash equivalents (including short-term deposits) of $418.8 million, of which $150.2 million is restricted cash. Included within restricted cash is $60.7 million in respect of the issuance of the LC by a financial institution to our project partner involved in the Hilli FLNG project, $16.0 million in relation to liability for UK tax leases, $11.3 million in respect of the O&M Agreement as part of the sale of LNG Croatia, with the balance mainly relating to the cash belonging to lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 15 “Restricted Cash and Short-term Deposits” of our consolidated financial statements included herein for additional details.

Since December 31, 2021, significant transactions impacting our cash flows include:

Receipts:

•$253.0 million of net proceeds from the sale of 6.2 million NFE shares in April 2022;
•$211.7 million of cash proceeds as part purchase consideration in relation to the closing of the Cool Co Vessel SPA across March and April 2022;
•$131.0 million drawdown on Revolving Credit Facility in February 2022;
•$75.0 million drawdown from the Gimi facility in February 2022 and a further $50.0 million drawdown in April 2022;
•$11.3 million proceeds from First FLNG Holdings' subscription of equity interest in Gimi MS; and
•$2.4 million dividend receipt relating to our investment in NFE.

Payments:

•$321.7 million full redemption at maturity of 2017 Convertible Bonds, in February 2022, representing outstanding notional amount and accrued interest;
•$78.9 million of additions to the assets under development.
•$63.5 million payment to HMRC in April 2022 for the final settlement of our liability in relation to past UK tax leases, of which $16.0 million was from our restricted cash;
•$7.4 million of payments in relation to our TTF margin exposure under our commodity swap arrangements;
•$25.7 million of scheduled loan principal and interest repayments;
•$6.6 million payments in relation to our share repurchase program in March 2022;
•$2.5 million payment in relation to arrangement fees for the corporate bilateral facility; and
•$1.3 million of scheduled payments in relation to settlement of our commodity swap arrangements.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding future investments and our conversion projects and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, and public and private debt or equity offerings.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Year ended December 31,
(in millions of $)	2021	2020	2019
Net cash provided by continuing operating activities	253.9	145.8	106.5
Net cash used in continuing investing activities	(194.3)	(111.2)	(283.5)
Net cash provided by discontinued investing activities	120.0	8.2	19.1
Net cash used in financing activities	(51.6)	(162.3)	(136.0)
Net increase/(decrease) in cash, cash equivalents and restricted cash	128.0	(119.5)	(293.9)
Cash, cash equivalents and restricted cash at beginning of year	290.9	410.4	704.3
Cash, cash equivalents and restricted cash at end of year	418.9	290.9	410.4

Net cash provided by continuing operating activities

Cash provided by continuing operating activities increased by $108.1 million to $253.9 million for the year ended December 31, 2021 compared to $145.8 million for the same period in 2020. The increase was primarily due to:

•higher contribution recognized from our participation in the Cool Pool due to higher utilization and charter rates from our vessels for the year ended December 31, 2021, compared to the same period in 2020;
•$9.0 million reduction of dry docking costs paid for the year ended December 31, 2021, compared to the same period in 2020, due to the timing of the scheduled dry-docks; and
•the improvement in the general timing of working capital for the year ended December 31, 2021, compared to the same period in 2020, driven by on-going cost saving measures.
Net cash used in continuing investing activities

Net cash used in continuing investing activities of $194.3 million in 2021 comprised of:

•$213.5 million of additions to asset under development relating to payments made in respect of the conversion of the Gimi inclusive of interest costs capitalized;
•$8.6 million of additional equity contribution to our investment in Avenir;
•$1.8 million revolving shareholder loan to Avenir;
•partially offset by $25.4 million of proceeds from First FLNG Holdings' subscription of 30% of additional equity interest in Gimi MS; and
•$5.0 million of dividends received in relation to our 18.6 million shares of Class A NFE common stock (“NFE Shares”).

Net cash used in continuing investing activities of $111.2 million in 2020 comprised mainly of:

•$298.3 million of additions to assets under development relating to payments made in respect of the conversion of the Gimi and the LNG Croatia;
•$10.2 million of additional equity contribution to our investment in Avenir;
•$3.9 million of payments in relation to the installation of the Golar Tundra's ballast water treatment systems;
•Partially offset by $190.1 million of proceeds from the disposal of the LNG Croatia to LNG Hrvatska; and
•$11.1 million proceeds from First FLNG Holdings' subscription of 30% of additional equity interest in Gimi MS.

Net cash used in by discontinued investing activities

Net cash provided by discontinued investing activities of $120.0 million in 2021 is comprised of:

•$119.5 million of net proceeds from disposals of our equity accounted investments in Golar Partners and Hygo; and
•$0.5 million of dividends received from Golar Partners (subsequently disposed of).

Net cash provided by discontinued investing activities of $8.2 million in 2020 is comprised of:

•$45.0 million of receipts from Golar Partners for repayment of loans;
•$10.6 million of dividends received from Golar Partners (subsequently disposed of);
•partially offset by $45.0 million of short term-loans advanced to Golar Partners; and
•$2.4 million of additions to our investment in Hygo (subsequently disposed of).

Net cash used in financing activities

Net cash used in financing activities is principally debt refinancing, debt repayments, cash dividends partially offset by funds from new debt. Net cash used in financing activities of $51.6 million in 2021 is comprised of:

•$271.2 million scheduled debt repayments, which includes repayments made by our lessor VIE's (see note 5 “Variable Interest Entities” of our consolidated financial statements included herein);
•$102.1 million repayment in full of the sale and leaseback facility related to Golar Tundra;
•$100.0 million repayment of the Revolving Credit Facility;
•$84.0 million partial redemption of 2017 Convertible bonds;
•$33.1 million dividend payment in relation to Hilli LLC;
•$24.5 million payment in relation to the share repurchase program; and
•$17.0 million financing costs paid predominately in relation to the Gimi, Revolving Credit and Golar Tundra facilities and the unsecured Norwegian Bonds.

This was partially offset by debt proceeds of:

•$299.0 million following completion of the unsecured Norwegian Bonds in October 2021;
•$158.0 million on the new Golar Tundra debt facility;
•$110.0 million collectively representing the fifth and sixth draw downs under the $700 million Gimi facility; and
•$13.3 million in borrowings made by our lessor VIE's (see note 5 “Variable Interest Entities” of our consolidated financial statements included herein).

Net cash used in financing activities of $162.3 million in 2020 comprised mainly of:

•$442.7 million scheduled debt repayments, which includes repayments made by our lessor VIE's (see note 5 “Variable Interest Entities” of our consolidated financial statements included herein);
•$250.0 million repayment of the Margin Loan and the Term facility;
•$124.7 million repayment of the sale and leaseback facility related to LNG Croatia, including $0.5 million of financing cost upon the disposal of the LNG Croatia;
•$117.1 million payment following the refinancing of the Golar Bear and Golar Viking facilities with sale and leaseback arrangements;
•$26.1 million dividend payment in relation to Hilli LLC;
•$16.7 million to repurchase the shares and units underlying our equity swap in February 2020; and
•$14.6 million financing costs paid predominantly in relation to the Golar Viking and Gimi facilities.

This was partially offset by proceeds of:

•$459.7 million in relation to borrowings made by our lessor VIE's (see note 5 “Variable Interest Entities” of our consolidated financial statements included herein);
•$170.0 million being the third and fourth draw down under the $700 million Gimi facility;
•$100.0 million on the Revolving Credit Facility; and
•$99.8 million of net proceeds from the issuance of equity.

Please refer to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed on April 22, 2021, Item 5 Operating and financial review and prospects - B. Liquidity and Capital Resources - Cash flows, for the management discussion and analysis of the operating results for year 2020 compared to 2019.

Borrowing Activities

As of December 31, 2021, we were in compliance with all our covenants under our various loan agreements. See note 21 “Debt” and note 30 “Subsequent Events” in our consolidated financial statements included herein for additional information.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates, foreign currency exchange rates and commodity prices. See note 27 “Financial Instruments” in our consolidated financial statements included herein for additional information.

Capital Commitments

Our conversion commitments relate to Gimi's conversion to a FLNG, further described in note 18, “Asset Under Development”, and note 29, “Commitments and Contingencies”, of our consolidated financial statements included herein for additional information.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2021:

(in millions of $)	Total Obligation	Due in 2022	Due in 2023 – 2024	Due in 2025 – 2026	Due Thereafter
Golar long-term and short-term debt (note 21) (1)	1,266.9	343.8	129.2	544.3	249.6
VIE long-term and short-term debt (note 21) (1)	1,175.0	708.8	241.4	189.3	35.6
Interest commitments on long-term debt and other interest rate swaps (2)	305.1	62.2	114.0	81.6	47.3
FLNG conversion (note 18)	715.5	378.2	337.3	—	—
Operating lease obligations (note 13)	11.7	3.8	3.6	4.3	—
Short-term shareholder loan (3)	3.5	3.5	—	—	—
Total	3,477.8	1,500.3	825.5	819.5	332.5
(1)The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)Our interest commitment on our long-term debt is calculated based on assumed LIBOR rates of between 0.12% to 1.93% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)As at December 31, 2021, we had a commitment of $3.5 million in relation to a one year shareholder loan to Avenir. See note 28 “Related Party Transactions” of our consolidated financial statements included herein.
Please see note 30 “Subsequent events” of our consolidated financial statements included herein for more information.

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Please see the sections of this Item 5 entitled “Significant Developments in Early 2021,” “Factors Affecting Our results of Operations and Future Results” and “A. Operating Results” and “Item 4. Information on the Company B. Business Overview.”

The ongoing Ukraine-Russia war has resulted in the implementation of numerous actions by governments and governmental agencies around the world in an attempt to de-escalate tensions between Ukraine and Russia. The war has resulted in an extreme volatility in the global financial markets, and as a result the global demand for oil, natural gas, LNG and LNG supply has increased significantly. The scale and duration of the Ukraine-Russia war remains uncertain and could materially impact our earnings and cash flow for the 2022 fiscal year. See “Item 3.D - Risk Factors” included herein for additional information.

E.          Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgment. See also note 2 “Accounting Policies” of our consolidated financial statements included herein.

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

Vessels and impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. Management performs an annual impairment assessment and when such events or circumstances are present, we assess recoverability by comparing the vessel's projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows are lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. As of December 31, 2021, for nine of our vessels (see note 19 “Vessels and Equipment, net” of our consolidated financial statements included herein), the carrying value was higher than their estimated market values (based on third party average ship broker valuations). As a result, we concluded that an impairment trigger existed and performed a recoverability assessment for each of these vessels. However, no impairment loss was recognized as, for each of these vessels, the projected undiscounted net cash flows were significantly higher than the carrying value.

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

Vessel market values

Description: Under “Vessels and impairment”, we discuss our policy for assessing impairment of the carrying values of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the market value of certain of our vessels could decline below those vessels' carrying value, even though we would not recognize an impairment for those vessels due to our belief that projected undiscounted net cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

Effect if actual results differ from assumptions: As of December 31, 2021, while we intend to hold and operate our vessels, were we to hold them for sale, we have determined the fair market value of our vessels, with the exception of the nine vessels, were greater than their carrying value. With respect to these nine vessels, the carrying value of these vessels exceeded their aggregate market value. However, as discussed above, for each of these vessels, the carrying value was less than its projected undiscounted net cash flows, consequently, no impairment loss was recognized. See Item 18. Financial Statements: note 30 “Subsequent Events” for discussion on the subsequent disposals of eight vessels from our fleet.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	59	Chairman of our Board of Directors and Director
Daniel Rabun	67	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Thorleif Egeli	58	Director
Carl Steen	71	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Niels Stolt-Nielsen	57	Director and Compensation Committee member
Lori Wheeler Naess	51	Director and Audit Committee Chairperson
Georgina Sousa	72	Director

Tor Olav Trøim has served as a director of the Company since September 2011 and appointed as the Chairman of the Board in September 2017. Mr. Trøim is founder and sole shareholder of Magni Partners. He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the U.K. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has 30 years of experience in energy related industries in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a Director of Seatankers Management Co. Ltd. from 1995 until September 2014. He was Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Mr. Trøim is a Norwegian citizen and a resident of the United Kingdom. Other directorships and management positions include, Magni Partners (Bermuda) Limited (Founding Partner), Borr Drilling Limited (Director), Golar LNG Partners LP (Chairman) (until April 15, 2021), Stolt-Nielsen SA. (Director), Magni Sports AS (Director) and Valerenga Football AS (Director).

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun resigned as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves on our Audit Committee, Compensation Committee and Nomination Committee. He joined Ensco plc in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco's Chief Executive Officer from January 1, 2007 and elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Prior to joining Ensco, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a non-executive director and currently serves a member of the Audit Committee and the Governance and Nominations Committee of APA Corporation (formerly Apache Corp.). In May 2018, Mr. Rabun became Chairman of the Board and a member of the Compensation Committee and Governance and Nominations Committee of ChampionX Corporation. He has been a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Thorleif Egeli was appointed to the Board in September 2018, Mr. Egeli was, until May 2018, Vice President of Schlumberger Production Management – North America managing the non-operating E&P assets for Schlumberger in the US, Canada and Argentina. Prior to this he held a number of senior positions within Schlumberger having begun his career with Schlumberger in 1990 as a field engineer. Between October 2009 and April 2013 Mr. Egeli held a number of positions within Archer including President Latin America, Corporate Marketing and Chief Operating Officer; before re-joining Schlumberger in 2013. Appointed in June 2018, Mr. Egeli also serves on the Board of Directors of Stimline, an international well intervention and completion company headquartered in Kristiansand Norway. Mr. Egeli also serves on the Board of Directors at the Norwegian American Chamber of Commerce, South West Chapter in Houston, Texas. Other current directorships and management positions also include Golar LNG Limited (Director) and its various subsidiaries in Bermuda (Director) and the Marshall Islands (Director and Vice President). Mr. Egeli holds a Master of Science (MSc) in Mechanical Engineering and an MBA from Rotterdam School of Management, Holland.

Carl Steen has served as a director since January 2015 and currently serves on our Audit Committee, Compensation Committee and Nomination Committee. From August 2012 until the closing of the GMLP Merger, Mr. Steen has also served as a director of Golar Partners. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M.Sc in Industrial and Management Engineering. After working for a number of high profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Euronav NV, Wilhelmsen Holding ASA and Belships ASA.

    Niels Stolt-Nielsen joined the Board in September 2015 and serves on our Compensation Committee. He is also CEO, Director and a shareholder of Stolt-Nielsen Limited, which includes world-leading businesses in global bulk-liquid and chemical logistics, an innovative business in land-based aquaculture and a number of LNG joint ventures and investments. Mr. Stolt-Nielsen is the Chairman of Avenir LNG. He brings with him extensive shipping, logistical and strategic leadership experience.

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board and Audit Committee of Opera Limited, a U.S.-listed company. Ms. Naess was a director at PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012, she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Georgina Sousa was appointed as a director in September 2019. She also served as secretary from May 2019 until March 2022. She currently serves as a director of Himalaya Shipping Ltd., a company listed on the Oslo Stock Exchange. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement on March 2022. She previously served as a director and secretary of Borr Drilling Limited, a company listed on both the NYSE and the OSE and 2020 Bulkers Ltd., listed on the OSE from February 2019 to February 2022. Prior to joining GMBL, Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline Ltd. from April 2013 until December 2018, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and Flex LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a director of Seadrill Limited from November 2015 until July 2018. Ms. Sousa served as secretary for all the above-mentioned companies at various times during the period between 2005 and 2018. Until January 2007, Ms. Sousa was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary. Ms. Sousa is a UK citizen and resides in Bermuda.

Board diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Office:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report:

Name	Age	Position
Iain Ross	60	Chief Executive Officer – Golar Management (resigned April 12, 2021)
Karl Fredrik Staubo	35	Chief Executive Officer – Golar Management (from May 13, 2021)
Eduardo Maranhão	38	Chief Financial Officer – Golar Management (from May 13, 2021)
Øistein Dahl	61	Chief Operating Officer – Golar Management Norway (resigned April 1, 2022)
Ragnar Nes	54	Chief Operating Officer – Golar Management Norway (from April 1, 2022)
Olve Skjeggedal	47	Chief Technical Officer – Golar Management Norway

Iain Ross has served as Chief Executive Officer (“CEO”) from September 21, 2017. On April 12, 2021, Mr. Iain Ross announced his resignation as our CEO.

Karl Fredrik Staubo was appointed as our CEO in May 2021. Prior to this role he acted as Golar LNG's Chief Financial Officer from September 2020 and as CEO of Golar LNG Partners LP from May 2020 until the closing of the GMLP Merger. Mr. Staubo has 11 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson's Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarkson's, Mr. Staubo has worked at Magni Partners Ltd, as a partner since October 2018. During his time with Magni Partners, Mr. Staubo has worked as an advisor to the Golar group and was extensively involved in the amendments to Golar Partners’ Norwegian Bonds. He has a MA in Business Studies and Economics from the University of Edinburgh.

Eduardo Maranhão was appointed as our Chief Financial Officer in May 2021. Prior to assuming this position Mr. Maranhão served as Chief Financial Officer of Hygo Energy Transition Ltd. Mr. Maranhão has also served as both CEO and as a director of Centrais Electricas de Sergipe S.A., and as a partner at Magni Partners. Mr. Maranhão has vast experience in international energy projects and infrastructure financing having worked at different financial institutions including Lakeshore Partners, Banco Santander, Crédit Agricole CIB, Banco Votorantim and Citibank. Mr. Maranhão holds a Bachelor of Business Administration from Universidade de Pernambuco in Brazil and has completed a Management Acceleration Programme from INSEAD in France.

Øistein Dahl has served as the Managing Director of Golar Management Norway (previously Golar Wilhelmsen) since September 2011, the Chief Operating Officer of Golar Management since April 2012 until April 2022 and the Chief Operating Officer of CCMN from April 2022. From 2012 until the closing of the GMLP Merger, Mr. Dahl served as Chief Operating Officer of Golar Partners. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off, tank, bulk, reefer general cargo and LNG vessels). He held various positions within the Höegh Group of companies within vessel management, newbuilds and projects, as well as business development before becoming President for Höegh Fleet in October 2007, a position he held for four years. Mr. Dahl has also worked within offshore engineering and with the Norwegian Class Society, DNV-GL. Mr. Dahl has a M.Sc degree from the NTNU Technical University in Trondheim, Norway.

Ragnar Nes joined Golar in November 2017 and was appointed the Chief Operating Officer of Golar Management in April 2022 after having served as the Head of FLNG since March 2018. Prior to joining Golar, Mr. Nes served as the operational manager and asset manager for the floating production storage and offloading vessels in Fred Olsen, Yinson and BW Offshore for 10 years. Prior to joining offshore oil and gas, Mr. Nes held various positions in ship management for Odfjell and Wilh.Wilhelmsen. Mr. Nes has also worked with Det Norske Veritas and started his career at sea as electrician onboard submarines in Royal Norwegian Navy. Mr. Nes has a MSc degree in Electrical Engineering from the NTNU Technical University in Trondheim, Norway.

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

B.      Compensation

For the year ended December 31, 2021, we paid our directors and executive officers aggregate cash compensation (including bonus) of $2.9 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2021, we granted them 750,000 share options at a weighted average exercise price of $10.97 with an expiration date of 2024. For a description of our share based payment plan please refer to the section of this item entitled “E. Share Ownership - Share Based Payment Plan” below.

In addition to cash compensation, during 2021 we also recognized an expense of $1.6 million relating to share based compensation issued to certain of our directors and executive officers. See note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

C.      Board Practices

Our directors do not have service contracts with us and do not receive any benefits upon termination of their directorships. Our board of directors established an audit committee in July 2005, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our audit committee consists of three independent members, Lori Wheeler Naess, Daniel Rabun and Carl Steen, who are all Company directors. In addition, the board of directors also has compensation and nominations committees, details of which are further described in “Item 16G. Corporate Governance”.

Our board of directors is elected annually at the annual general meeting. Officers are appointed from time to time by our board of directors and hold office until a successor is elected.

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. listed companies. Please see the section of this Annual Report entitled “Item 16G. Corporate Governance” for a discussion of how our corporate governance practices differ from those required of U.S. companies listed on the Nasdaq.

D.      Employees

As of December 31, 2021, we employed approximately 300 employees and consultants in our offices in Bermuda, Cameroon, Croatia, London, Malaysia and Oslo, as well as in the shipyards where are vessel conversions are underway. We also employed approximately 1,403 seafaring employees and contractors for the vessels that we own and manage.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of April 14, 2022. Also shown are their interests in share options and restricted stock units awarded to them under our various share based payment schemes. The subscription price for options granted under the schemes will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options			Restricted Stock Units
	Number of shares	%	Total number of options	Exercise price	Expiry date	Number of RSUs	Vesting Date
Tor Olav Trøim	5,314,454(1)	4.92%	11,840	$26.90	2023	5,563	2023

Daniel Rabun	*	*	3,950	$26.90	2023	2,225	2023

Thorleif Egeli	*	*	—	N/A	N/A	2,225	2023

Carl Steen	*	*	3,950	$26.90	2023	2,225	2023

Niels Stolt-Nielsen	2,741,470(2)	2.47%	3,950	$26.90	2023	2,225(2)	2023

Lori Wheeler Naess	*	*	3,950	$26.90	2023	2,225	2023

Georgina Sousa	*	*	—	N/A	N/A	N/A	N/A

Karl Fredrik Staubo	*	*	500,000	$10.97	2024	N/A	N/A

Eduardo Maranhao	*	*	250,000	$10.97	2024	N/A	N/A

Ragnar Nes	—	—	4,300	$26.90	2023	1,894	2023

Olve Skjeggedal	*	*	3,200	$26.90	2023	5,098	2023
						8,261	**
* Less than 1%.
** These are the maximum number of RSUs that may be earned under the award granted in March 2020 and which will vest in March 2023. The award is subject to the achievement of a total shareholder return (TSR) performance condition relative to the TSR of a predetermined group of peer companies over a three-year performance period ending December 31, 2022.
(1) 5,314,454 common shares are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
(2) Included within this balance are 2,672,695 shares which are owned by Stolt-Nielsen Limited, a company controlled by Niels Stolt-Nielsen. Shares will also be received by this company upon vesting of RSUs.
Our directors and executive officers have the same voting rights as all other holders of our common shares.

Share Based Payment Plan

Our Long Term Incentive Plan (the “LTIP”) was adopted by our board of directors, effective as of October 24, 2017. The purpose of the LTIP is primarily to provide a means through which we may attract, retain and motivate qualified persons as employees, directors and consultants. Accordingly, the LTIP provides for the grant of options and other awards as determined by the board of directors in its sole discretion.

As of December 31, 2021, 0.7 million of our authorized and unissued common shares were reserved for issue pursuant to subscription under options and restricted stock units granted under our share based payment plans. For further detail on share options and restricted stock units please see note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

The exercise price of options is reduced by the value of dividends paid until 2019, on a per share basis. Accordingly, the above figures show the reduced exercise price as of April 14, 2022.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of April 14, 2022 regarding the beneficial ownership of our common shares with respect to each shareholder that we know to beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares (4)
Owner	Number	Percent
Orbis Investment Management Limited (1)	11,747,447	10.88%
Cobas Asset Management (2)	10,401,514	9.63%
Rubric Capital Management LP (3)	6,800,187	6.30%

(1) Information derived from Schedule 13G/A of Orbis Investment Management Limited filed with the Commission on February 14, 2022.
(2) Information derived from Schedule 13G/A of Cobas Asset Management filed with the Commission on March 9, 2022.
(3) Information derived from Schedule 13G of Rubric Capital Management LP filed with the Commission on February 14, 2022.
(5) Based on a total of 107,988,209 outstanding shares of our common stock as of April 14, 2022.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of our issued and outstanding common shares. In 2021, Morgan Stanley and FMR LLC, reduced their shareholdings by 4.9% and 1.5% to 1.5% and 3.6%, respectively. In 2020, Luxor Capital Partners LP, reduced their shareholding by 3.5% to 1.7%. We are not aware of any arrangements the operation of which may, at a subsequent date, result in a change of control.

As of April 14, 2022, we had eight common shareholders of record located in the United States. One of those shareholders is CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 107,902,889 common shares, representing 99.87% of our outstanding common shares. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

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

The related party transactions that we were party to between January 1, 2021 and December 31, 2021 are described in note 28 “Related Party Transactions” of our consolidated financial statements included herein.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

See ''Item 18. Financial Statements''

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

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

In April 2022, we entered into the settlement deed with HMRC in relation our UK tax lease benefits and paid $63.5 million, of which $16.0 million was funded from our restricted cash. See note 29 “Commitments and Contingencies” and note 30 “Subsequent Events” of our consolidated financial statements included herein for further details.

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

In 2022, we purchased and subsequently cancelled 0.4 million treasury shares. See item 16E. Purchases of equity securities by the issuer and affiliated purchasers and note 30 “Subsequent Events” for further details.

For 2021, there were no dividends declared. During 2021, we purchased and cancelled 2.0 million treasury shares. See note 26 “Share capital and share based compensation” of our consolidated financial statements included herein for further details.

For 2020, there were no dividends declared. In February 2020, we purchased the remaining 1.5 million of our shares underlying the Total Return Swap and subsequently cancelled all our treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares. See note 26 “Share capital and share based compensation” of our consolidated financial statements included herein for further details.

For 2019, our board of directors declared quarterly dividends in May 2019 of $15.1 million, or $0.15 per share. The Board approved the suspension of further dividends to finance the repurchase of the 3 million shares underlying the Total Return Swap to simplify Golar’s capital structure, remove the cash collateral requirement and reduce earnings volatility.

B.           Significant Changes

Significant changes since the date of our consolidated financial statements are discussed on Item 5, Operating and Financial Review and Prospects and further disclosed in note 30 “Subsequent Events” of our consolidated financial statements included herein.

ITEM 9.  THE OFFER AND LISTING

C. Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol “GLNG”. In March 2022, we listed our Norwegian bonds on the Oslo Børs.

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

1.Rules of Golar LNG Limited Bermuda Employee Share Option Scheme.
2.Bermuda Tax Assurance, dated May 23, 2011.
3.Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A.
4.Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
5.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
6.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
7.Share Purchase Agreement, dated June 17, 2016, by and between Golar LNG and Stonepeak Infrastructure Fund II Cayman (G) Ltd.

8.Investment and Shareholders Agreement, dated July 5, 2016, by and among Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Golar Power Limited.
9.Second Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated October 19, 2016.
10.Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee.
11.Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC.
12. 2017 Long-Term Incentive Plan.
13.Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
14.First Amendment to Liquefaction Tolling Agreement, dated November 15, 2019, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
15.Second Amendment to Liquefaction Tolling Agreement, dated March 23, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
16.Third Amendment to Liquefaction Tolling Agreement, dated July 22, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
17.Amendment Agreement, dated March 23, 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company.
18.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018.
19.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC dated as of April 15, 2021, by and among Golar LNG Limited, Golar Partners Operating LLC, KSI Investments Pte. Ltd. and Black & Veatch International Corporation.
20.Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018.
21.Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.
22.$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
23.First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V.
24.Second supplemental agreement to $700 million facility agreement dated March 02, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
25.Agreement and plan of Merger dated January 13, 2021 between Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc, Lobos Acquisition LLC and NFE International Holdings Limited.
26.Transfer Agreement, dated as of January 13, 2021, by and between Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited.
27.Support Agreement, dated as of January 13, 2021, by and between Golar LNG Partners LP, Golar LNG Limited, Golar LNG Partners LP and Golar GP LLC.
28.Agreement and plan of Merger dated January 13, 2021 between Hygo Energy Transition Ltd, New Fortress Energy Inc, Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Lobos Acquisition LLC.
29.Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc.
30.Omnibus Agreement (Hygo) dated as of April 15, 2021 by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc.
31.Shareholders’ Agreement dated as of April 15, 2021 by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd.
32.$300 million unsecured Nowegian Bond dated March 10, 2012, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securiities AS and Nordea Bank Abp.
33.Share purchase agreement dated dated January 26, 2022 by and between Cool Company Ltd and Golar LNG Limited.
34.Amendment agreement to share purchase agreement dated February 25, 2022 by and between Cool Company Ltd and Golar LNG Limited.

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

E.            Taxation

The following is a discussion of the material U.S. federal income tax and Bermuda tax considerations relevant to a U.S. Holder, as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” persons subject to the “base-erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common stock, may be subject to special rules. This discussion deals only with holders who hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

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

The Treasury Regulations under section 883 of the Code provide that the stock of a foreign corporation will be considered to be “primarily traded” on an “established securities market” if the number of shares of each class of stock that are traded during any taxable year on all “established securities markets” in that country exceeds the number of shares in each such class that are traded during that year on “established securities markets” in any other single country. Our stock was “primarily traded” on the Nasdaq, an “established securities market” in the United States, during 2021.

Under the Treasury Regulations, our common stock will be considered to be “regularly traded” on an “established securities market” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market; this is also known as the “Listing Requirement”. Since our common shares are listed on the Nasdaq, we will satisfy the Listing Requirement.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the “Trading Volume Test.” We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2021. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an “established securities market” in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide that our common shares will not be considered to be “regularly traded” on an “established securities market” for any taxable year in which 50% or more of the outstanding common shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of the outstanding common shares; this is also known as the “5% Override Rule.” The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries, or “Qualified Shareholders,” own sufficient common shares to preclude non-Qualified Shareholders from owning 50% or more of the total vote and value of our common shares for more than half the number of days during the taxable year; this is also known as the “5% Override Exception.”

Based on our public shareholdings for 2021, we were not subject to the 5% Override Rule for 2021. Therefore, we believe that we satisfied the Publicly-Traded Requirement for 2021 and we and each of our subsidiaries are entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), it may be difficult for us to establish that we qualify for the 5% Override Exception.

If we were not eligible for the exemption under section 883 of the Code, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries and such U.S. source shipping income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of the shipping income earned by us or our subsidiaries would be derived from U.S. sources, the maximum effective rate of U.S. federal income tax on such gross shipping income would never exceed 2%. For the calendar year 2021, we and our subsidiaries would be subject to no aggregated tax under section 887 of the Code if applicable.

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

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax. Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, is considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States. If the sale is considered to occur within the United States, any gain on such sale may be subject to U.S. federal income tax as “effectively connected” income.

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

Distributions

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company”, we expect that dividends paid by us to a non-corporate U.S. Holder will be eligible for preferential U.S. federal income tax rates provided that the non-corporate U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which our common shares becomes ex-dividend and certain other conditions are satisfied. However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of a non-corporate U.S. Holder. Any dividends paid by us, which are not eligible for these preferential tax rates will be taxed as ordinary income to a non-corporate U.S. Holder. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid on our common shares will be income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes.

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

Passive Foreign Investment Company

Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to U.S. Holders (or, in some cases, U.S. persons who are treated as owning our common shares under constructive ownership rules) if we are treated as a “passive foreign investment company”, or a PFIC for U.S. federal income tax purposes. We will be a PFIC if either:

•at least 75% of our gross income in a taxable year is “passive income;” or
•at least 50% of our assets in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, “passive income.”

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of (i) any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock and (ii) any partnership in which we either own 25% or more of the equity interests (by value) or satisfy an “active partner” test and do not elect out of “look through” treatment for the partnership. To date, our subsidiaries and we have derived most of our income from time and voyage charters (including through our interest in the Cool Pool), and we expect to continue to do so. This income should be treated as services income, which is not “passive income” for PFIC purposes. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, also known as the “IRS”, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we were not a PFIC with respect to 2021 or any prior taxable year. However, the IRS or a court could disagree with our position. Further there can be no assurance that we will not become a PFIC any future taxable year as a result of changes in our operations or assets.

If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. Holder who owns or is treated as owning our common shares during any period in which we are so classified, would be subject to U.S. federal income tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain “excess distributions” and upon dispositions of our common shares including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization, as if the distribution or gain had been recognized ratably over the U.S. Holder's entire holding period of our common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year during such holding period before we became a PFIC would be taxed as ordinary income. An “excess distribution” generally includes dividends or other distributions received from a PFIC in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the PFIC during a specified base period. The tax at ordinary rates and interest resulting from an excess distribution would not be imposed if the U.S. Holder makes a “mark-to-market” election or “qualified electing fund” election, as discussed below.

If we become a PFIC and, provided that, as is currently the case, our common shares are treated as “marketable stock,” a U.S. Holder may make a “mark-to-market” election with respect to our common shares. Under this election, any excess of the fair market value of the common shares at the close of any tax year over the U.S. Holder's adjusted tax basis in the common shares is included in the U.S. Holder's income as ordinary income. In addition, the excess, if any, of the U.S. Holder's adjusted tax basis at the close of any taxable year over the fair market value of the common shares is deductible in an amount equal to the lesser of the amount of the excess or the net “mark-to-market” gains that the U.S. Holder included in income in previous years. If a U.S. Holder makes a “mark-to-market” election after the beginning of its holding period of our common shares, the U.S. Holder does not avoid the PFIC rules described above with respect to the inclusion of ordinary income, and the imposition of interest thereon, attributable to periods before the election.

In some circumstances, a shareholder in a PFIC may avoid the unfavorable consequences of the PFIC rules by making a “qualified electing fund” election. However, a U.S. Holder cannot make a “qualified electing fund” election with respect to us unless such U.S. Holder complies with certain reporting requirements. We do not intend to provide the information necessary to meet such reporting requirements.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements. Such payments will also be subject to “backup withholding” if made to a non-corporate U.S. Holder and such U.S. Holder:

•fails to provide an accurate taxpayer identification number;
•provides us with an incorrect taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

If a shareholder sells our common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. information reporting and “backup withholding” unless the shareholder establishes an exemption. If the shareholder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and “backup withholding” generally will not apply to that payment. However, U.S. information reporting requirements, but not “backup withholding,” will apply to a payment of sales proceeds, including a payment made to a shareholder outside the United States, if the shareholder sells the common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

“Backup withholding” is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under “backup withholding” rules that exceed such taxpayer's U.S. federal income tax liability by filing a refund claim with the IRS, provided that the required information is furnished to the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

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

As of December 31, 2021, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $505.0 million, representing approximately 50.3% of our floating rate loans. The principal of our floating rate loans outstanding as of December 31, 2021 was $1,004.9 million. Based on our floating rate debt at December 31, 2021, a one-percentage point increase in the floating interest rate would increase our interest expense by $4.0 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2021, see note 27 “Financial Instruments” of our consolidated financial statements included herein.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes British Pounds, or GBP, Norwegian Kroners, or NOK, and Euros, in relation to our administrative office in the UK, operating expenses and capital expenditure projects incurred in a variety of foreign currencies. Based on our GBP expenses for 2021, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by $1.8 million.

We operate a branch in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2021, a 10% depreciation of the U.S. Dollar against NOK would have increased our expenses by $2.6 million.

The base currency of the majority of our seafaring officers' remuneration was the Euro. Based on the crew costs incurred in 2021, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2021 by $2.9 million.

Commodity price risk. As of December 31, 2021, we have two derivative assets in relation to the LTA:

The Hilli oil derivative instrument represents the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2021, the value of this asset is $127.5 million. Movements in the price of Brent Crude will cause the derivative asset, and resulting fair value movements, to fluctuate. However, we bear no downside risk should the Brent Crude price move below $60.00.

In 2021, we signed an agreement to increase the utilization of Hilli by 200,000 tons for 2022. The tolling fee for the 2022 incremental capacity is linked to European gas prices at the Dutch Title Transfer Facility (“TTF”). The Hilli gas derivative instrument represents the fair value of the estimated discounted cash flows of the additional payments due to us as a result of forecasted TTF prices and forecasted EUR/USD exchange rates, above a floor of $0.5652/MMBTU. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2021, the value of this asset is $79.6 million. Movements in the TTF price will cause the derivative asset, and resulting fair value movements, to fluctuate. However, we bear no downside risk should the TTF price move below $0.5652/MMBTU.

As of December 31, 2021, we were party to commodity swaps to manage our exposure to the European natural gas prices, the notional quantity of commodity swaps outstanding was 23,249 tons, and a 10% increase in TTF prices would result in a loss of $2.3 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of December 31, 2021, see note 27 “Financial Instruments” of our consolidated financial statements included herein.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2021. At the time our Annual Report on Form 20-F for the year ended December 31, 2021 was filed on April 28, 2022, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021.

 (b)         Management's annual report on internal controls over financial reporting

In accordance with the requirements of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, the following report is provided by management in respect of our internal control over financial reporting. As defined in the Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published consolidated financial statements for external purposes under U.S. GAAP.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2021, our internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

(d)          Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Naess and Daniel Rabun each qualify as an audit committee financial expert and are both independent, in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Securities Exchange Act of 1934.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant, Ernst & Young LLP for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

(in thousands of $)
Fiscal year ended December 31, 2021	$1,962
Fiscal year ended December 31, 2020	$1,820

(b)    Audit-Related Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for assurance and related services, not included under “(a) Audit Fees”, rendered by the principal accountant for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

(in thousands of $)
Fiscal year ended December 31, 2021	$148
Fiscal year ended December 31, 2020	$67

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(in thousands of $)
Fiscal year ended December 31, 2021	$5
Fiscal year ended December 31, 2020	$4

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

(in thousands of $)
Fiscal year ended December 31, 2021	$72
Fiscal year ended December 31, 2020	$322

(e)      Audit Committee's Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2021 and 2020 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2021, our board of directors approved a share buyback program of up to $50 million of our common shares. During 2021, we repurchased an aggregate of 2.0 million shares for a cost of $24.5 million and subsequently cancelled all our treasury shares in September 2021.

	Total number of shares purchased	Average price paid per share	Total value of shares purchased as part of publicly announced plan or program	Maximum value of shares (in $) that may be purchased under the plan or program
April 2021	1,184,662	$11.55	13,711,335	36,288,665
June 2021	500,103	$13.54	6,783,883	29,504,782
July 2021	299,882	$13.28	3,988,446	25,516,336
March 2022	368,496	$17.80	6,565,840	18,950,496
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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-71 are filed as part of this Annual Report.

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

Number	Description of Exhibit
2.1**	Form of share certificate incorporated by reference to Exhibit 2.1 of Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
2.2**
Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee, incorporated by reference to Exhibit 2.2 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

2.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1**	Rules of the Bermuda Employee Share Option Scheme, incorporated by reference to Exhibit 4.6 of Golar LNG Limited’s Original Registration Statement.
4.2**	Bermuda Tax Assurance, dated May 23, 2011, incorporated by reference to Exhibit 4.4 of Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
4.3**
Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.4**
Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, incorporated by reference to Exhibit 4.2 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.5**
Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., incorporated by reference to Exhibit 4.3 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.6**
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

4.8**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.9**/+
Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

4.10*/++	First Amendment to Liquefaction Tolling Agreement, dated November 15, 2019, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.

Number	Description of Exhibit
4.11*/++	Second Amendment to Liquefaction Tolling Agreement, dated March 23, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
4.12*/++	Third Amendment to Liquefaction Tolling Agreement, dated July 22, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
4.13**
Amendment Agreement, dated March 23 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 30, 2018.

4.14**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.15**
Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC dated as of April 15, 2021, by and among Golar LNG Limited, Golar Partners Operating LLC, KSI Investments Pte. Ltd. and Black & Veatch International Corporation, incorporated by reference to Exhibit 4.14 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.16**	Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018, incorporated by reference to Exhibit 4.5 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.
4.17**/+
Lease and Operate Agreement by and between Gimi MS Corporation and BP Mauritania Investments Limited, dated February 26, 2019, incorporated by reference to Exhibit 4.26 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

4.18**/++
$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis, incorporated by reference to Exhibit 1.1 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on November 30, 2020.

4.19**/++
First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V., incorporated by reference to Exhibit 4.18 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.20*/++	Second supplemental agreement to $700 million facility agreement dated March 2, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
4.21**
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

4.23**
Support Agreement dated January 13, 2021, relating to the sale of Golar LNG Partners LP, by and between Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited, incorporated by reference to Exhibit 4.3 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

Number	Description of Exhibit
4.24**
Agreement and plan of Merger dated January 13, 2021, relating to the sale of Hygo Energy Transition LTD, between New Fortress Energy Inc, Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) LTD and Lobos Acquisition LLC, incorporated by reference to Exhibit 4.4 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.25**
Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc, incorporated by reference to Exhibit 4.23 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.26**
Omnibus Agreement (Hygo) dated as of April 15, 2021 by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc, incorporated by reference to Exhibit 4.24 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.27**
Shareholders’ Agreement dated as of April 15, 2021 by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd, incorporated by reference to Exhibit 4.25 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.28*	$300 million unsecured Norwegian Bond dated March 10, 2012, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securities AS and Nordea Bank Abp.
4.29*/++	Share purchase agreement dated dated January 26, 2022 by and between Cool Company Ltd and Golar LNG Limited.
4.30*/++	Amendment agreement to share purchase agreement dated February 25, 2022 by and between Cool Company Ltd and Golar LNG Limited.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of Golar LNG Limited’s Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

Number	Description of Exhibit
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

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

Golar LNG Limited
(Registrant)

Date	April 28, 2022	By	/s/ Eduardo Maranhão
Eduardo Maranhão
Principal Financial Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income/(loss), cash flows and changes in equity for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessel impairment
Description of the matter
The Company’s vessels balance was $2,878 million as of December 31, 2021. As explained in Note 2 to the consolidated financial statements, management performs an annual impairment assessment at the year-end and whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value. If indicators of impairment are identified, management analyzes the future cash flows expected to be generated throughout the remaining useful life of vessels where indicators of impairment exist. These undiscounted cash flows are estimated using certain assumptions, such as forecasts in respect of charter rates combined with vessel utilization rates. In relation to forecasted charter rates, the Company applies the currently contracted charter rate for the periods in the forecasted cash flow where the vessel is on charter. For vessels with no contracted charters or when a vessel’s forecasted cash flow period falls beyond the contracted charter, the forecasted charter rates are estimated based on industry analysis and broker reports (‘charter rates post-contract expiry’).

Auditing the Company’s impairment assessment was complex due to the significant estimation uncertainty, subjectivity, and judgment in forecasting the undiscounted cash flows of the vessels. The significant assumptions that drive the forecasted cash flows used in management’s analysis are the estimation of charter rates post-contract expiry combined with vessel utilization. These significant assumptions are forward looking and subject to future economic and market conditions.

How we addressed the matter in our audit
We obtained an understanding of the Company’s impairment process and evaluated the design and tested the operating effectiveness of the controls over the Company’s determination of the key inputs to the impairment assessment, as described above. This included evaluating management’s review of the identified impairment indicators and determination of the assumptions used in the undiscounted cash flows to be generated throughout the remaining useful life of the vessels.

We analyzed management’s impairment assessment by comparing the methodology used to assess impairment of each vessel against the accounting guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). We tested the reasonableness of the estimated charter revenues by comparing the related inputs (primarily charter rates post-contract expiry combined with vessel utilization) to forecasted market rates and historical information. We evaluated whether the gradual step up and step down of charter rates estimated by management is comparable to the liquefied natural gas (‘LNG’) curves published in the market and whether the calculations reflect the expected utilization of the vessels. We also inspected market reports and analyzed how the economic factors such as future demand and supply for LNG carriers and floating storage regasification units (‘FSRUs’) have been incorporated in management’s estimates of future charter revenues. Further, we calculated the average charter post-contract expiry rate used across the remaining useful life of the vessels and compared it to the historical average across a similar period. We identified vessels which are not employed under active charters or are nearing the end of their charter and considered them to be highly sensitive to the charter rate. In relation to these vessels, we independently calculated the charter rate at which the undiscounted cash flows equalled the carrying value of the vessel (‘break-even charter rate’) and compared the rates against forecasted market rates. Further, we calculated the minimum utilization percentages required for these vessels by analyzing the break-even charter rates relative to the forecasted market rates, and assessed these percentages by comparing against historical utilization averages together with the LNG market outlook for a similar type of vessel. We also compared the assumptions and estimates made by management in their impairment assessment for the prior year against the actual results in 2021 to assess the precision of management’s forecasting process.
In addition, we assessed the adequacy of the related disclosures in the financial statements.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
April 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Golar LNG Limited

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2021 consolidated financial statements of the Company and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
April 28, 2022

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands of $, except per share amounts)	Notes	2021	2020	2019
Time and voyage charter revenues	13	202,968	191,881	185,407
Time charter revenues - collaborative arrangement	13	—	—	23,359
Liquefaction services revenue	7	221,020	226,061	218,096
Vessel and other management fees	7, 14, 28	27,777	20,695	21,888
Total operating revenues		451,765	438,637	448,750

Vessel operating expenses		(120,325)	(108,926)	(121,290)
Voyage, charterhire and commission expenses, net	28	(10,774)	(12,634)	(19,908)
Voyage, charterhire and commission expenses - collaborative arrangement	28	—	—	(18,933)
Administrative expenses		(35,021)	(35,311)	(52,171)
Project development expenses		(2,787)	(8,891)	(4,990)
Depreciation and amortization	19	(105,952)	(107,923)	(113,033)
Impairment of long-term assets	6	—	—	(42,098)
Total operating expenses		(274,859)	(273,685)	(372,423)

Other operating income
Realized and unrealized gain/(loss) on oil and gas derivative instruments	8	204,663	(42,561)	(26,001)
Other operating income	28, 29	5,020	3,262	10,333
Operating income		386,589	125,653	60,659

Other non-operating (losses)/income	9	(361,928)	5,682	—

Financial income/(expense)
Interest income	28	139	1,572	10,479
Interest expense		(55,163)	(69,354)	(103,124)
Gains/(losses) on derivative instruments	10	24,348	(52,423)	(38,044)
Other financial items, net	10	(759)	(1,552)	(5,522)
Net financial expense		(31,435)	(121,757)	(136,211)

(Loss)/income before taxes and net income/(losses) from equity method investments		(6,774)	9,578	(75,552)
Income taxes	11	(1,740)	(981)	(1,024)
Income/(losses) from equity method investments	2, 17	1,080	(538)	(2,515)
Net (loss)/income from continuing operations		(7,434)	8,059	(79,091)

Net income/(loss) from discontinued operations	14	568,049	(175,989)	(43,284)

Net income/(loss)		560,615	(167,930)	(122,375)
Net income attributable to non-controlling interests		(146,764)	(105,627)	(89,581)
Net income/(loss) attributable to stockholders of Golar LNG Limited		413,851	(273,557)	(211,956)
Earnings/(loss) per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Basic and dilutive loss per share from continuing operations	12	$(1.43)	$(1.01)	$(1.68)
Basic and dilutive earnings/(loss) per share from discontinued operations	12	$5.25	$(1.81)	$(0.43)
Cash dividends paid per share		$—	$—	$0.45
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of $)

	Notes	2021	2020	2019
COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)		560,615	(167,930)	(122,375)
Other comprehensive income/(loss):
Gain/(loss) associated with pensions	25	5,006	(3,527)	(3,058)
Share of equity method investment's comprehensive losses from discontinued operations (1)		(3,147)	(17,680)	(3,296)
Realized accumulated comprehensive losses on disposal of equity method investment	14	43,380	—	—
		45,239	(21,207)	(6,354)
Comprehensive income/(loss)		605,854	(189,137)	(128,729)

Comprehensive income/(loss) attributable to:
Stockholders of Golar LNG Limited		459,090	(294,764)	(218,310)
Non-controlling interests		146,764	105,627	89,581
Comprehensive income/(loss)		605,854	(189,137)	(128,729)
(1) No tax impact for the years ended December 31, 2021, 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2020
(in thousands of $, except share amounts)

	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents		268,627	127,691
Restricted cash and short-term deposits	15	77,337	100,361
Trade accounts receivable		29,749	29,648
Amounts due from related parties	28	3,484	2,112
Inventories		536	1,533
Assets held for sale	2	—	267,766
Other current assets	16	545,864	8,682
Total current assets		925,597	537,793

Non-current assets
Restricted cash	15	72,828	62,820
Equity method investments	2, 17	52,215	44,385
Asset under development	18	877,838	658,247
Vessels and equipment, net	19	2,877,674	2,983,073
Other non-current assets	20	142,143	27,911
Total assets		4,948,295	4,314,229

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	21	(1,051,582)	(982,845)
Trade accounts payable		(12,405)	(10,579)
Accrued expenses	22	(92,855)	(89,357)
Other current liabilities	23	(150,380)	(85,419)
Amounts due to related parties	28	—	(12,006)
Total current liabilities		(1,307,222)	(1,180,206)

Non-current liabilities
Long-term debt	21	(1,358,219)	(1,367,937)
Other non-current liabilities	24	(104,937)	(135,439)
Total liabilities		(2,770,378)	(2,683,582)

Commitments and contingencies EQUITY	29
Share capital 108,222,604 common shares of $1.00 each issued and outstanding (2019: 109,943,594)	26	(108,223)	(109,944)
Additional paid-in capital		(1,972,859)	(1,969,602)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		10,834	56,073
Retained losses		539,598	930,950
Total stockholders' equity		(1,730,650)	(1,292,523)
Non-controlling interests	5	(447,267)	(338,124)
Total equity		(2,177,917)	(1,630,647)
Total liabilities and equity		(4,948,295)	(4,314,229)

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of $)

	Notes	2021	2020	2019
Operating activities
Net income/(loss)		560,615	(167,930)	(122,375)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	19	105,952	107,923	113,033
Gain on disposal of long lived asset	18	—	(5,682)	—
Deconsolidation of lessor VIE	5	—	(4,809)	—
Impairment of non-current assets	6	—	—	7,347
Impairment of long-lived assets	6	—	—	34,751
Amortization of deferred charges and debt guarantees, net		3,049	3,890	6,527
Net (income)/losses from equity method investments	2, 17	(1,080)	538	2,515
Net (income)/loss from discontinued operations	2, 14	(568,049)	175,989	43,284
Dividend received from discontinued operations	2	—	—	7,609
Drydocking expenditure		(1,591)	(10,622)	(24,881)
Compensation cost related to employee stock awards		3,520	5,421	8,882
Net foreign exchange losses		466	3,221	1,241
Change in fair value of investment in listed equity securities	27	295,776	—	—
Change in fair value of derivative instruments	10	(27,016)	46,208	44,395
Change in fair value of oil and gas derivative instruments	8	(179,891)	45,100	39,090
Change in assets and liabilities:
Trade accounts receivable		(1,247)	(4,178)	39,448
Inventories		998	(305)	5,778
Other current and non-current assets		979	(15,822)	(5,868)
Amounts due to/from related companies		(9,419)	11,632	2,354
Trade accounts payable		857	3,832	(678)
Accrued expenses		6,192	3,769	(39,683)
Other current and non-current liabilities (1)		63,770	(52,392)	(56,224)
Net cash provided by continuing operating activities		253,881	145,783	106,545
Investing activities
Additions to vessels and equipment		(925)	(3,880)	(24,389)
Additions to asset under development		(213,481)	(298,304)	(376,276)
Additions to equity method investments	2	(8,625)	(10,230)	(1,264)
Dividends received from listed equity securities		5,029	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	25,403	11,081	115,246
Proceeds from disposal of long-lived assets	18	—	190,131	3,160
Short-term loan advanced to related parties	28	(1,750)	—	—
Net cash used in continuing investing activities		(194,349)	(111,202)	(283,523)
Additions to equity method investments		—	(2,410)	(19,730)
Dividends received		460	10,584	29,207
Net proceeds from disposals of equity method investments		119,535	—	—
Short-term loan advanced to related parties		—	(45,000)	—
Proceeds from repayment of short-term loan advanced to related parties		—	45,000	—
Proceeds from disposals to Golar Partners, net of cash disposed		—	—	9,652
Net cash provided by discontinued investing activities	2	119,995	8,174	19,129

	Notes	2021	2020	2019
Financing activities
Proceeds from short-term and long-term debt		580,268	729,707	524,278
Repayments of short-term and long-term debt		(557,255)	(934,534)	(552,195)
Net proceeds from the issuance of equity		—	99,831	—
Cash dividends paid		(33,136)	(26,072)	(65,004)
Financing costs paid		(17,000)	(14,577)	(24,464)
Purchase of treasury shares	26	(24,484)	(16,650)	(18,615)
Net cash used in financing activities		(51,607)	(162,295)	(136,000)

Net increase/(decrease) in cash, cash equivalents and restricted cash		127,920	(119,540)	(293,849)
Cash, cash equivalents and restricted cash at beginning of period		290,872	410,412	704,261
Cash, cash equivalents and restricted cash at end of period		418,792	290,872	410,412

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		35,887	56,267	148,072
Income taxes paid		694	1,181	663
(1) Includes accretion of discount on convertible bonds of $15.9 million, $15.6 million and $14.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2021	2020	2019	2018
Cash and cash equivalents		268,627	127,691	222,123	217,835
Restricted cash and short-term deposits (current portion)	15	77,337	100,361	111,545	332,033
Restricted cash (non-current portion)	15	72,828	62,820	76,744	154,393
		418,792	290,872	410,412	704,261

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(in thousands of $)

	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss (1)	Retained (Losses)/Earnings	Non-controlling Interests	Total Equity
Balance at December 31, 2018		101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	80,666	1,825,791
Net (loss)/income		—	—	—	—	—	(211,956)	89,581	(122,375)
Dividends		—	—	—	—	—	(28,810)	(22,939)	(51,749)
Employee stock compensation		—	—	9,371	—	—	—	—	9,371
Forfeiture of employee stock compensation		—	—	(489)	—	—	—	—	(489)
Sale of equity interest and proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	9,989	—	—	—	105,257	115,246
Treasury shares	27, 28	—	(18,615)	—	—	—	—	—	(18,615)
Other comprehensive loss		—	—	—	—	(6,354)	—	—	(6,354)
Balance at December 31, 2019		101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	252,565	1,750,826
Net (loss)/income		—	—	—	—	—	(273,557)	105,627	(167,930)
Dividends		—	—	—	—	—	—	(26,340)	(26,340)
Employee stock compensation		—	—	5,671	—	—	—	—	5,671
Forfeiture of employee stock compensation		—	—	(250)	—	—	—	—	(250)
Restricted stock units		73	—	(73)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	11,081	11,081
Repurchase and cancellation of treasury shares	27, 28	(3,500)	39,098	—	—	—	(52,248)	—	(16,650)
Net proceeds from issuance of shares	27	12,068	—	88,187	—	—	—	—	100,255
Deconsolidation of lessor VIE	5	—	—	—	—	—	—	(4,809)	(4,809)
Other comprehensive loss		—	—	—	—	(21,207)	—	—	(21,207)
Balance at December 31, 2020		109,944	—	1,969,602	200,000	(56,073)	(930,950)	338,124	1,630,647
Net income/(loss)		—	—	—	—	—	413,851	146,764	560,615
Dividends		—	—	—	—	—	—	(37,136)	(37,136)
Employee stock compensation		—	—	4,330	—	—	—	—	4,330
Forfeiture of employee stock compensation		—	—	(809)	—	—	—	—	(809)
Restricted stock units		264	—	(264)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	25,403	25,403
Repurchase and cancellation of treasury shares	27, 28	(1,985)	—	—	—	—	(22,499)	—	(24,484)
Realized accumulated comprehensive losses on disposal of equity method investment	15	—	—	—	—	43,380	—	—	43,380
Deconsolidation of lessor VIE	5	—	—	—	—		—	(25,888)	(25,888)
Other comprehensive loss		—	—	—	—	1,859	—	—	1,859
Balance at December 31, 2021		108,223	—	1,972,859	200,000	(10,834)	(539,598)	447,267	2,177,917

(1) As at December 31, 2021, 2020 and 2019, our accumulated other comprehensive loss consisted of $5.0 million gain, $3.5 million loss and $3.1 million loss in relation to our pension and post retirement benefit plan and $3.1 million, $17.7 million and $3.3 million share of equity method investment's comprehensive loss from discontinued operations, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of December 31, 2021, our fleet was comprised of nine LNG carriers, one Floating Storage Regasification Unit (“FSRU”) and three Floating Liquefaction Natural Gas vessels (“FLNGs”) (including one vessel under conversion to a FLNG and one vessel earmarked for conversion to a FLNG). We also operate vessels on behalf of third parties under management agreements.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Principles of consolidation

A variable interest entity (“VIE”) is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity's economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The accompanying consolidated financial statements include the financial statements of the entities listed in notes 4 and 5.

Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as certain VIEs in which the Company is deemed to be subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of the above-mentioned subsidiaries were included in the consolidated balance sheets and statements of operations as “Non-controlling interests”.

Changes in our ownership interest while we retain a controlling financial interest in a subsidiary are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect our changed ownership interest, with any difference between the fair value of consideration and the amount of the adjusted non-controlling interest being recognized in equity.

We recognize a gain or loss when a subsidiary issue its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary. The gain or loss is recorded in the line “Additional paid-in capital” within the statement of changes in equity.

When a consolidated subsidiary issues preferred stock, such preferred stock is classified as equity. Preferred stock issued by a consolidated subsidiary to non-controlling interests is recorded as non-controlling interests for the proceeds received upon issuance.

Foreign currencies

Our functional currency is the U.S. dollar as most of our revenues are received in U.S. dollars and a majority of our expenditures are incurred in U.S. dollars. Our reporting currency is U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities are translated using exchange rates at the balance sheet date. Non-monetary assets and liabilities are translated using historical exchange rates. Foreign currency transaction and translation gains or losses are included in the consolidated balance sheets and consolidated statements of operations.

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

In relation to the oil derivative instruments (note 27), the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Hilli's Liquefaction Tolling Agreement (“LTA”). The fair value of the gas derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of forecast natural gas prices and forecast Euro/USD exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gain/(loss) on oil and gas derivative instruments” as part of the consolidated statement of operations (note 8).

Changes in presentation of Net income/(losses) from equity method investments and Equity method investments

On April 15, 2021, we sold our equity method investments in Golar Partners and Hygo (note 14). Previously, our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo were presented within “Net losses from equity method investments” and “Equity method investments”. Following the completion of the disposal, we retrospectively presented our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments as “Net income/(loss) from discontinued operations” and “Assets held for sale”, respectively. In addition, we have retrospectively presented the cash flow activities arising from our held for sale investments as “Net cash (used in)/provided by discontinued investing activities”. The retrospective changes in presentation for the prior periods are shown below:

Consolidated Statements of Operations	2020			2019
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated	As previously reported	Adjustments Increase/ (Decrease)	Restated
Net losses from equity method investments	(176,527)	175,989	(538)	(45,799)	43,284	(2,515)
Net loss from discontinued operations	—	(175,989)	(175,989)	—	(43,284)	(43,284)

Consolidated Balance Sheet	2020
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated
Equity method investments	312,151	(267,766)	44,385
Assets held for sale	—	267,766	267,766

Consolidated Statements of Cash Flows	2020			2019
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated	As previously reported	Adjustments Increase/ (Decrease)	Restated
Net cash provided by operating activities
Net losses from equity method investments	(176,527)	175,989	(538)	(45,799)	43,284	(2,515)
Net loss from discontinued operations	—	(175,989)	(175,989)	—	(43,284)	(43,284)
Dividend received	—	—	—	7,609	(7,609)	—
Dividend received from discontinued operations	—	—	—	—	7,609	7,609
Net cash provided by operating activities	(176,527)	—	(176,527)	(38,190)	—	(38,190)

Net cash (used in)/provided by investing activities
Additions to equity method investments	(12,640)	2,410	(10,230)	(20,994)	19,730	(1,264)
Dividends received	10,584	(10,584)	—	29,207	(29,207)	—
Short-term loan advanced to related parties	(45,000)	45,000	—	—	—	—
Proceeds from repayment of short-term loan advanced to related parties	45,000	(45,000)	—	—	—	—
Proceeds from disposals to Golar Partners, net of cash disposed	—	—	—	9,652	(9,652)	—
Net cash (used in)/provided by investing activities	(2,056)	(8,174)	(10,230)	17,865	(19,129)	(1,264)

Net cash (used in)/provided by discontinued investing activities
Additions to equity method investments	—	(2,410)	(2,410)	—	(19,730)	(19,730)
Dividends received	—	10,584	10,584	—	29,207	29,207
Short-term loan advanced to related parties	—	(45,000)	(45,000)	—	—	—
Proceeds from repayment of short-term loan advanced to related parties	—	45,000	45,000	—	—	—
Proceeds from disposals to Golar Partners, net of cash disposed	—	—	—	—	9,652	9,652
Net cash (used in)/provided by discontinued investing activities	—	8,174	8,174	—	19,129	19,129

Fair value measurements

We account for fair value measurement in accordance with the accounting standards guidance using fair value to measure assets and liabilities. The guidance provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.

Revenue and related expense recognition

Contracts relating to our LNG carriers, FSRUs and FLNG assets can take the form of operating leases, finance leases, tolling agreements and management agreements. In addition, we have historically contracted a portion of our vessels in the spot market through our “Cool Pool” arrangement. Although the substance of these contracts is similar (they allow our customers to hire our assets and to avail themselves of Golar's management services for a specified day rate), the accounting treatment varies.

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
•the discounted value of the fixed payments under the lease represents substantially all of the fair value of the asset; or
•the asset is heavily customized such that it could not be used for another charter at the end of the term.

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees and any purchase options are disclosed in note 13. Agreements which include renewal and termination options are included in the lease term if we believe they are “reasonably certain” to be exercised by the lessee or if controlled by the lessor. The determination of whether lessee extension clauses are reasonably certain depends on whether the option contains an economic incentive.

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

When applying a collaborative arrangement, we present our share of net income earned under the Cool Pool across a number of lines in the Income Statement. Net revenue and expenses incurred specifically to Golar vessels and for which we are deemed to be the principal, are presented gross on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses.” Pool net revenues generated by the other participants in the pooling arrangement, will be presented separately in revenue and expenses from collaborative arrangements. Each participant's share of the net pool revenues is based on the number of days such vessels participated in the pool. Refer to note 28 for an analysis of the income statement effect for the pooling arrangement.

When no collaborative arrangement is applied, we present our gross share of income earned and costs incurred under the Cool Pool on the face of the Income Statement in the line items “Time and voyage and charter revenues” and “Voyage, charter hire and commission expenses” respectively. For pool net revenues and expenses generated by the other participants in the pooling arrangement, we analogize these to be either the cost of obtaining a contract or the benefit of operating within the Cool Pool, and presented within the line item “Voyage, charter hire and commission expenses, net.”

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

Insurance claims

The Company has two main types of insurance policies, being ‘hull and machinery’ (“H&M”) and ‘loss of hire’ (“LOH”) coverage. LOH indemnifications aim at providing us coverage for loss of revenue for our insured vessels and related claims are considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized on the face of the Income Statement in the line item “Other operating income”.

H&M policy covers any damage we incur in relation to our property, plant and equipment. The insurance policy is considered loss recoveries, meaning that the timing of recognition of a claim for an insured damage occurs at the time such loss impacts the Income Statement, when deemed probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M is recognized on the face of the Income Statement in the line item “Vessel operating expenses”.

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

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses (“credit losses”) over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the un-collectability of a balance is confirmed or certain. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances is included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.

Inventories

Inventories, which are comprised principally of fuel, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Equity method investments

Equity method investments relates to our investments on entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control the financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the other parties' participating rights. Under this method, we record our investment at cost (or fair value if a consequence of deconsolidation), and adjust the carrying amount for our share of the income or losses from these equity method investments subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The excess, if any, of the purchase price over book value of our investments in equity method of the affiliates, or basis difference, is included in the consolidated balance sheets as “Equity method investments”. We allocate the basis difference across the assets and liabilities of the affiliate, with the residual assigned to goodwill. Any negative goodwill is recognized immediately in the income statement as a gain on bargain purchase. The basis difference will then be amortized through the consolidated statements of operations as part of the equity method of accounting. When our share of income or losses in equity method investments equals or exceeds its interest, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliate.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment, less the estimated residual values, is depreciated on a straight-line basis over the assets' remaining useful economic lives. Management estimates the residual values of our vessels based on broker scrap value cost of steel and aluminum times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

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

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRU and FLNG)	40 years
Vessels - converted FSRU	20 years from conversion date
Vessels - FLNG	30 years from conversion date
Deferred drydocking expenditure	5 years
Deferred drydocking expenditure - FLNG	20 years
Mooring equipment - FLNG	8 years
Office equipment and fittings	3 to 6 years

Asset under development

An asset is classified as an asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost. All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized. Non refundable reimbursements are offset against the cost incurred for the construction of the asset. Interest costs directly attributable to construction of the asset are added to the cost of the asset. Capitalization ceases and depreciation commences once the asset is completed and available for its intended use.

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

Asset retirement obligation

An asset retirement obligation (“ARO”), is a liability associated with the eventual retirement of a fixed asset.

The fair value of an ARO is recorded as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future discounted cash outflows. When the liability is recognized, we also capitalize the related ARO cost by adding it to the carrying amount of the related fixed asset. Each period, the liability is increased for the change in its present value with a corresponding charge to operating expenses. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related liability and asset.

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

Assets or subsidiaries held-for-sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held-for-sale shall continue to be accrued. As an exception, investments in associates classified as held for sale continue to be measured in accordance with ASC 323 “Investments - Equity Method and Joint Venture”. Upon classification as held-for-sale, the assets are no longer depreciated.

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

Gain or loss on disposals of held-for-sale assets is recognized as the difference between the fair value of consideration received and the carrying amount of the assets disposed.

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

Other-than-temporary impairment of investments

Where there are indicators that fair value is below carrying value of our investments, we will evaluate these for other-than-temporary impairment. Consideration will be given to (1) the length of time and the extent to which fair value is below carrying value, (2) the financial condition and near-term prospects of the investee, and (3) our intent and ability to hold the investment until any anticipated recovery. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in the line item “Income/(losses) from equity method investments” in the consolidated statements of operations.

Investments in listed equity securities

Investments in listed equity securities represents ownership interests of a publicly listed entity. Investments in listed equity securities are recorded at fair value with changes in fair value reported in “Other non-operating losses, net” which is included in net income. We classify our investment in listed equity securities in the income statement as non-operating because it is not integrated with our operations therefore is non-operating in nature. We use quoted market prices to determine the fair value of listed equity securities with a readily determinable fair value, unless the presence of certain restrictions warrants the application of a discount to fair value. We do not assess our investments in listed equity securities for impairment given they are carried at fair value.

We classify our investments in listed equity securities as current assets because the investment is available to be sold to meet liquidity needs if necessary, even if it is not the intention to dispose of the investment in the next twelve months.

Dividends received from our investments in listed equity securities are reflected as operating activities in the statement of cash flows (unless such distributions relate to a return of capital in which case it is reflected as an investing activity in the statement of cash flows).

Debt

Our debt consists of short-term and long-term debt securities, convertible debt securities and credit facilities with banks and other lenders. Debt issuances are placed directly by us or through securities dealers or underwriters and are held by financial institutions. Debt is recorded on our consolidated balance sheets at par value adjusted for unamortized discount or premium and net of unamortized debt issuance costs. Debt issuance costs directly related to the issuance of debt are amortized over the life of the debt and are recorded in interest expense, net of capitalized interest using the effective interest method. Gains and losses on the extinguishment of debt are recorded in other financial items, net on our consolidated statements of operations.

Advances or loans to/from related parties are recorded at cost.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities”
in the consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other current assets” and “Other non-current assets” in the consolidated balance sheets, depending on its maturity. The changes in fair value of derivative financial instruments (excluding the oil and gas derivative instruments) are recognized each period in current earnings in “Gains/(losses) on derivative instruments” in the consolidated statements of operations. We do not apply hedge accounting.

The fair value of the oil derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the “LTA”. The fair value of the gas derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of forecast natural gas prices and forecast Euro/USD exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gain/(loss) on oil and gas derivative instruments” as part of the consolidated statement of operations.

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

Contingent liabilities

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

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in “Other current liabilities” and “Other non-current liabilities”. A liability is recognized to the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if (and when) the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition for contingent liability, financial statement disclosures of such items are made.

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

Stock-based compensation

Our stock-based compensation includes both stock options and restricted stock units (“RSUs”).

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

Income taxes

Income taxes are based on a separate return basis. The guidance on “Income Taxes” prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

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

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker (“CODM”), and which are subject to risks and rewards that are different from those of other segments. Prior to the sale of our investments in Golar Partners and Hygo, we operated in four reportable segments, “Shipping”, “FLNG”, “Power” and “Corporate and other.” We consider the disposal of our interest in Hygo as our exit from our Power operations and hence ceased to consider Power as a reportable segment (as defined under U.S. GAAP) with effect from the first quarter of 2021. Consequently, management deems that we provide three distinct services and operate in the following three reportable segments: “Shipping”, “FLNG” and “Corporate and other”.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2018, the FASB issued ASU 2018-14 Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20). The amendments in this ASU removed certain disclosure requirements and introduced new ones including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation, plan assets to be returned to the entity and accumulated benefit obligation in excess of the fair value of related funding assets. These amendments to disclosure requirements were mandated for defined benefit plans from January 1, 2021. This amendment has not had a material impact on our consolidated financial statements nor related disclosures, including retained earnings, as of January 1, 2021.

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU removed certain exceptions previously available and provided additional calculation rules to help simplify the accounting for income taxes. These amendments were effective from January 1, 2021. This amendment has not had a material impact on our consolidated financial statements nor related disclosures, including retained earnings, as of January 1, 2021.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting; and ASU 2021-01 Reference Rate Reform (Topic 848): Scope.	The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.	January 1, 2022	Under evaluation, although all our financial instruments are denominated in U.S. dollars and the reformation date for U.S. dollar settings is not until immediately after June 30, 2023.
ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815).
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

		January 1, 2022	No material impact expected as a result of adoption of this ASU.
ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40).

The amendments clarify issuer’s recognition and measurement considerations resulting from exchanges or modifications of freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share-based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payment, it results in an adjustment to EPS/net income/(loss). Holder's accounting is not affected by these amendments.

		January 1, 2022	No material impact expected as a result of adoption of this ASU.

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-05 Leases (Topic 842) – Lessors – Certain Leases with Variable Lease Payments
The amendments apply only to lessors and require them to classify leases with variable lease payments that are not based on an index or rate as operating leases if they would have otherwise been classified as sales-type or direct financing leases and the lessor would have recognized a selling loss at lease commencement. There is no change to recognition of variable lease payments. Lessors can apply the amendments either prospectively or retrospectively with accompanying disclosures.

		January 1, 2022	No impact expected as a result of adoption of this ASU.
ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers
Requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree (rather than having such amounts recognized by the acquirer at fair value in acquisition accounting, as has been historical practice).

		January 1, 2023	No impact expected as a result of the adoption of this ASU.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as at December 31, 2021. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Gimi Holding Company Limited (1)	Bermuda	Holding company
Golar Shoreline LNG Limited	Bermuda	Holding company
Golar Hilli LLC (2)	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Hull M2022 Corporation	Marshall Islands	Leases Golar Crystal*
Golar LNG NB10 Corporation	Marshall Islands	Leases Golar Glacier*
Golar Hull M2048 Corporation	Marshall Islands	Leases Golar Ice*
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin*
Golar Hull M2021 Corporation	Marshall Islands	Leases Golar Seal*
Golar Hull M2047 Corporation	Marshall Islands	Leases Golar Snow*
Golar Hull M2027 Corporation	Marshall Islands	Leases Golar Bear*

Name	Jurisdiction of Incorporation	Purpose
Golar Hilli Corp. (2)	Marshall Islands	Leases Hilli Episeyo (“Hilli”)*
Golar LNG NB13 Corporation	Marshall Islands	Owns and operates Golar Tundra
Golar LNG 2216 Corporation	Marshall Islands	Owns and operates Golar Arctic
Golar LNG NB12 Corporation	Marshall Islands	Owns and operates Golar Frost
Golar Gandria N.V.	Curaçao	Owns and operates Golar Gandria
Gimi MS Corporation (3)	Marshall Islands	Owns Gimi
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar Management Limited	United Kingdom	Management company
Golar Management Norway AS	Norway	Vessel management company
Golar Management Malaysia Sdn. Bhd.	Malaysia	Vessel management company
Golar Management D.O.O	Croatia	Vessel management company
Golar Viking Management D.O.O	Croatia	Vessel management company
Golar ML2 LLC	Bermuda	Holding company

(1) In July 2019, Gimi Holding Company Limited was incorporated and is wholly owned by Golar LNG. In October 2019, Golar LNG transferred its ownership in Gimi MS Corporation to Gimi Holding Company Limited.
(2) In February 2018, Golar Hilli LLC was incorporated with Golar LNG as sole member. In June 2018, the Hilli was sold to a China State Shipbuilding Corporation entity (“CSSC”) entity that subsequently leased back the vessel on a bareboat charter for a term of 10 years. In July 2018, shares in Golar Hilli Corp. (a 89% owned subsidiary of Golar Hilli LLC) were exchanged for Hilli Common Units, Series A Special Units and Series B Special Units (note 5).
(3) In November 2018, Gimi MS Corporation (“Gimi MS Corp”) was incorporated with Golar LNG as sole shareholder. In February 2019, the Gimi was transferred to Gimi MS Corp from Golar Gimi Corporation. In April 2019, First FLNG Holdings Pte. Ltd. (“First FLNG Holdings”), a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, acquired a 30% share in Gimi MS Corp. See note 5 for further details.

* The above table excludes mention of the lessor variable interest entities (“lessor VIEs”) that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, newly formed special purpose vehicles (“SPVs”) of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have consolidated these entities into our financial results (note 5).

5.	VARIABLE INTEREST ENTITIES ("VIEs")

5.1	Lessor VIEs

As of December 31, 2021, we leased eight vessels (December 31, 2020: nine vessels) from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity, one with a CSSC entity and one with a AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CCBFL, COSCO Shipping, CSSC and AVIC entities are wholly-owned, newly formed special purpose vehicles (“Lessor SPV”). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of seven to ten years. We have options to repurchase each vessel at fixed pre-determined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period.

While we do not hold any equity investments in the above SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated financial statements. As of December 31, 2021 and 2020, the respective vessels are reported under “Vessels and equipment, net” or “Asset under development” in our consolidated balance sheets.

In November 2015 we entered into a 10 year sale and leaseback arrangement with China Merchants Bank Co. Ltd (“CMBL”) for the Golar Tundra with a sale value of $254.6 million. In December 2021, we repurchased the vessel and terminated the sale and leaseback arrangement with CMBL for $103.3 million and incurred $0.9 million of finance charges. Consequently, this resulted in the deconsolidation of the lessor VIE reflected against non-controlling interest of $25.9 million on our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations as of December 31, 2021:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	Next repurchase option (in $ millions)	Date of next repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Glacier(1)	October 2014	ICBCL	204.0	10 years	118.3	October 2022(2)	113.4	April 2023
Golar Kelvin (1)	January 2015	ICBCL	204.0	10 years	121.7	January 2022(2)	71.0	January 2025
Golar Snow(1)	January 2015	ICBCL	204.0	10 years	126.2	January 2022(2)	116.2	April 2023
Golar Ice (1)	February 2015	ICBCL	204.0	10 years	121.2	February 2022(2)	71.0	January 2025
Golar Seal	March 2016	CCBFL	203.0	10 years	99.2	March 2022(2)	63.4	March 2026
Golar Crystal	March 2017	COSCO	187.0	10 years	85.3	March 2022(2)	50.0	March 2027
Hilli	June 2018	CSSC	1,200.0	10 years	611.9	June 2023	300.0	June 2028
Golar Bear	June 2020	AVIC	160.0	7 years	100.1	March 2022(2)	35.0	June 2027

(1) In June 2021, we entered into certain amendments to our ICBCL sale and leaseback facilities which include (i) prepayment of $15.0 million for each sale and leaseback facility in July 2021; and (ii) bringing forward our obligation to repurchase the Golar Glacier and Golar Snow to April 2023 from October 2024 and January 2025, respectively.

(2) We did not exercise our previous repurchase options.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2021, are shown below:

(in thousands of $)	2022	2023	2024	2025	2026	2027+
Golar Glacier	17,100	4,451	—	—	—	—
Golar Kelvin	19,710	19,710	18,468	—	—	—
Golar Snow	17,100	3,608	—	—	—	—
Golar Ice	19,710	19,710	19,764	162	—	—
Golar Seal (1)	13,717	13,754	13,717	13,717	—	—
Golar Crystal (2)	10,659	10,622	10,593	10,534	10,500	1,753
Hilli (2)	105,509	101,717	98,016	94,133	90,341	107,583
Golar Bear (2)	15,755	15,153	14,562	13,949	13,347	2,721

(1) In November 2021, we entered into another supplementary agreement with the existing lender CCBFL to extend further Golar Seal's put option to January 2025. The last payment obligation relating to the Golar Seal has been presented in 2025 even though the maturity of the lease obligation is in March 2026, given the put option is maturing in January 2025 (note 21).

(2) The payment obligations relating to the Golar Crystal, Hilli and Golar Bear above includes variable rental payments due under the lease based on assumed LIBOR plus a margin.

The assets and liabilities of the lessor VIEs that most significantly impact our consolidated balance sheets as of December 31, 2021 and 2020, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Seal	Golar Crystal	Hilli	Golar Bear	2021	2020
Assets									Total	Total
Restricted cash and short-term deposits (note 15)	4,340	5,068	4,410	6,689	3,432	4,612	16,523	14,156	59,230	36,875

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(82,752)	(99,463)	(81,906)	(54,872)	—	(8,691)	(380,554)	—	(708,238)	(865,982)
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	(78,540)	(66,109)	(216,313)	(104,044)	(465,006)	(625,119)
	(82,752)	(99,463)	(81,906)	(54,872)	(78,540)	(74,800)	(596,867)	(104,044)	(1,173,244)	(1,491,101)
(1) Where applicable, these balances are net of deferred finance charges (note 21).

The most significant impact of the lessor VIE's operations on our consolidated statements of operations and consolidated statements of cash flows, for the years ended December 31, 2021, 2020 and 2019 are as follows:

(in thousands of $)	2021	2020	2019
Statement of income
Interest expense	22,670	34,733	69,373

Statement of cash flows
Net debt repayments	(331,929)	(550,663)	(410,737)
Net debt receipts	13,250	459,707	144,278
Financing costs paid	(1,568)	(3,931)	—

5.2	Golar Hilli LLC

In 2018, we and affiliates of Keppel Shipyard Limited (“Keppel”) and Black & Veatch Corporation (“B&V”) (together, the “Sellers"), completed the sale (“Hilli Disposal”) to Golar Partners of common units (the “Hilli Common Unit”) in our consolidated subsidiary Golar Hilli LLC (“Hilli LLC”), which owns Golar Hilli Corp. (“Hilli Corp”).

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

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC (1) that most significantly impacted our consolidated balance sheet as of December 31, 2021 and 2020, are as follows:

(in thousands of $)	2021	2020
Balance sheet
Current assets	157,643	65,629
Non-current assets	1,280,217	1,203,805
Current liabilities	(444,352)	(447,701)
Non-current liabilities	(270,371)	(345,058)

(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impacts of Hilli LLC VIE's operations on our consolidated statements of operations and consolidated statements of cash flows, as of December 31, 2021 and 2020, are as follows:

(in thousands of $)	2021	2020	2019
Statement of operations
Liquefaction services revenue	221,020	226,061	218,096
Realized and unrealized gain/(loss) on oil and gas derivative instruments	202,998	(42,561)	(26,001)

Statement of cash flows
Net debt repayments	(97,056)	(322,304)	(243,513)
Net debt receipts	2,848	230,721	129,454

5.3	Gimi MS Corporation

In April 2019, Gimi MS Corporation (“Gimi MS”) entered into a Subscription Agreement with First FLNG Holdings, a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, in respect to First FLNG Holdings' participation in a 30% share of FLNG Gimi. Gimi MS will construct, own and operate FLNG Gimi and First FLNG Holdings subscribed for 30% of the total issued ordinary share capital of Gimi MS for a subscription price equivalent to 30% of the estimated project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution.

Concurrent with the closing of the sale of the common units, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS
The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2021 and 2020, are as follows:

(in thousands of $)	Notes	2021	2020
Balance sheet
Current assets		7,107	15,505
Non-current assets	18	877,835	658,247
Current liabilities		(18,127)	(33,844)
Non-current liabilities		(389,244)	(277,932)

The most significant impacts of Gimi MS VIE's operations on our consolidated statement of cash flows, as of December 31, 2021 and 2020, are as follows:

(in thousands of $)	2021	2020	2019
Statement of cash flows
Additions to asset under development	213,481	217,590	376,276
Financing costs paid	(5,605)	(11,302)	(20,938)
Net debt receipts	110,000	170,000	130,000
Proceeds from subscription of equity interest	25,403	11,081	115,246

6.	SEGMENT INFORMATION

In January 2021, following the board of directors' approvals of the GMLP Merger and Hygo Merger (note 14), we determined that our share of the net earnings/(losses) in Golar Partners and Hygo and the respective carrying values of our equity method investments have to be presented as “Net income/(loss) from discontinued operations” and “Assets held for sale”, respectively. The disposal of our interest in Hygo signaled our exit from Power operations and we ceased to consider the Power operations as a reportable segment (as defined under U.S. GAAP) with effect from the first quarter of 2021. Consequently, management has therefore concluded that we provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi (note 18), and one LNG carrier earmarked for conversion, the Gandria.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

A reconciliation of net income/(loss) to Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019 are as follows:

(in thousands of $)	2021	2020	2019
Net income/(loss)	560,615	(167,930)	(122,375)
Income taxes	1,740	981	1,024
Income/(loss) before income taxes	562,355	(166,949)	(121,351)
Depreciation and amortization	105,952	107,923	113,033
Impairment of long-term assets (1)	—	—	42,098
Unrealized (gain)/loss on oil and gas derivative instruments (note 8)	(179,891)	45,100	39,090
Other non-operating losses/(income), net	361,928	(5,682)	—
Interest income	(139)	(1,572)	(10,479)
Interest expense	55,163	69,354	103,124
(Gains)/losses on derivative instruments	(24,348)	52,423	38,044
Other financial items, net	759	1,552	5,522
Net (income)/losses from equity method investments	(1,080)	538	2,515
Net (income)/loss from discontinued operations	(568,049)	175,989	43,284
Adjusted EBITDA	312,650	278,676	254,880
(1) Impairment of long-term assets for the year ended December 31, 2019 include:
•$34.3 million impairment charge on vessel and equipment associated with our LNG carrier, the LNG Croatia;
•$7.3 million impairment charge associated with our investment in OLT Offshore LNG Toscana S.P.A. (“OLT-O”); and
•$0.5 million impairment charge in relation to our investment in Cool Company Ltd.

	Year Ended December 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from Discontinued operations	Total
Statement of Operations:
Total operating revenues	202,968	221,020	27,777	451,765	—	451,765
Vessel operating expenses	(57,010)	(51,196)	(12,119)	(120,325)	—	(120,325)
Voyage, charterhire and commission expenses, net	(10,340)	(600)	166	(10,774)	—	(10,774)
Administrative expenses (2)	(644)	(397)	(33,980)	(35,021)	—	(35,021)
Project development expenses	—	(2,974)	187	(2,787)	—	(2,787)
Realized gains on oil derivative instrument (note 8)	—	24,772	—	24,772	—	24,772
Other operating income	5,020	—	—	5,020	—	5,020
Adjusted EBITDA	139,994	190,625	(17,969)	312,650	—	312,650

Net income/(losses) of equity method investments	—	—	1,080	1,080	568,049	569,129
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(2) Included within the “Corporate and other” “administrative expenses” is $0.5 million of redundancy costs from an overhead streamlining exercise following the completion of the Hygo and GMLP Merger Agreements (note 14).

	Year Ended December 31, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from Discontinued operations	Total
Statement of Operations:
Total operating revenues	191,881	226,061	20,695	438,637	—	438,637
Vessel operating expenses	(57,326)	(52,104)	504	(108,926)	—	(108,926)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	—	—	(12,634)	—	(12,634)
Administrative expenses	(2,211)	(1,672)	(31,428)	(35,311)	—	(35,311)
Project development expenses	(112)	(2,793)	(5,986)	(8,891)	—	(8,891)
Realized gains on oil derivative instrument (note 8)	—	2,539	—	2,539	—	2,539
Other operating income/(losses)	3,262	—	—	3,262	—	3,262
Adjusted EBITDA	122,860	172,031	(16,215)	278,676	—	278,676

Net income/(losses) from equity method investments	—	—	(538)	(538)	(175,989)	(176,527)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2019
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from Discontinued operations	Total
Statement of Operations:
Total operating revenues	208,766	218,096	21,888	448,750	—	448,750
Vessel operating expenses	(66,502)	(55,284)	496	(121,290)	—	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	(38,841)	—	(38,841)
Administrative expenses	(2,220)	(1,526)	(48,425)	(52,171)	—	(52,171)
Project development expenses	(964)	(3,173)	(853)	(4,990)	—	(4,990)
Realized gains on oil derivative instrument (note 8)	—	13,089	—	13,089	—	13,089
Other operating income/(losses)	13,295	(2,962)	—	10,333	—	10,333
Adjusted EBITDA	114,322	167,452	(26,894)	254,880	—	254,880

Net income/(losses) from equity method investments	—	—	(2,515)	(2,515)	(43,284)	(45,799)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total
Balance sheet:
Total assets	1,811,844	2,314,342	822,109	4,948,295	—	4,948,295
Equity method investments	—	—	52,215	52,215	—	52,215
Capital expenditures	—	219,582	—	219,582	—	219,582
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale (2)(3)	Total
Balance sheet:
Total assets	1,870,819	1,933,677	241,967	4,046,463	267,766	4,314,229
Equity method investments	—	—	44,385	44,385	—	44,385
Capital expenditures	101,380	223,999	—	325,379	—	325,379
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(2) In 2020, given the continued suppression of Golar Partners' unit price and the significant difference between the carrying value of our investment in Golar Partners and its fair value, we recognized an impairment charge of $135.9 million.. The fair value of our investment in Golar Partners was categorized within level 2 of the fair value hierarchy.
(3) In 2020, we had capitalized interest costs on Hygo amounting to $1.9 million prior to the commencement of the Sergipe Power Plant.

Revenues from external customers
On July 8, 2019, following the exit of GasLog from the Cool Pool, we consolidated the Cool Pool. From the point of consolidation, the Cool Pool ceased to be an external customer, and we no longer use a collaborative arrangement accounting. Consequently, we account for the gross revenue and voyage expenses relating to our vessels in the Cool Pool under “Time and voyage charter revenues” and “Voyage, charterhire and commission expenses”, respectively.

In the years ended December 31, 2021, 2020 and 2019, revenues from the following customers accounted for over 10% of our consolidated time and voyage charter and liquefaction revenues:

(in thousands of $)	2021		2020		2019
Perenco and SNH (1)	221,020	50%	226,061	54%	218,096	51%
An international major trading house	70,249	16%	46,090	11%	25,371	6%
A European major trading house	21,557	5%	43,536	10%	8,908	2%
The Cool Pool (2)	—	—%	—	—%	66,691	16%
(1) LTA with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) in relation to the Hilli (note 7).
(2) The 2019 Cool Pool revenue of $66.7 million includes revenue of $23.4 million that is separately disclosed in the consolidated statements of operations as from a collaborative arrangement. The balance of $43.3 million was derived from Golar vessels operating within the Cool Pool and is included within the caption “Time and voyage charter revenues” in the consolidated statements of operations (note 28).
The revenue table above excludes vessel and other management fees from related parties (note 28).

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

(in thousands of $)	2021	2020	2019
Cameroon
Liquefaction services revenue	221,020	226,061	218,096
Total assets	1,408,444	1,264,085	1,333,779

7.	REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2021	26,780	(22,856)
Payments received for services billed in prior period	(26,780)	—
Services provided and billed in current period	235,526	—
Payments received for services billed in current period	(213,748)	—
Deferred commissioning period revenue	—	4,120
Closing balance on December 31, 2021	21,778	(18,736)

(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, of our total contract asset balances above, $1.0 million and $0.6 million were included in balance sheet line item, “Amounts due from related parties” and “Amounts due to related parties”, respectively as at December 31, 2020 (note 28). Following the completion of the GMLP Merger and Hygo Merger, the agreement to offset intercompany balances between us and our related parties have ceased (note 28).

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the Customer’s gasfields, providing liquefaction service capacity over the term of the LTA. The components of liquefaction services revenue are as follows:

	Year Ended December 31,
(in thousands of $)	2021	2020	2019
Base tolling fee (1)	204,501	204,501	204,501
Amortization of deferred commissioning period revenue (2)	4,120	4,220	4,220
Amortization of Day 1 gain (3)	9,712	9,950	9,950
Overproduction revenue (4)	3,249	7,965	—
Other	(562)	(575)	(575)
Total	221,020	226,061	218,096
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in “Liquefaction services revenue” in the consolidated statements of operations), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the consolidated statements of operations, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed were deferred (included in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets) and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative instrument was initially recognized in December 2017 for $79.6 million (recognized in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.
(4) In 2020, we entered into an addendum to the LTA, wherein our Customer, agreed to compensate us for any production in excess of the base capacity set out in the LTA. This resulted in the recognition of overproduction revenues of $3.2 million and $8.0 million included in “Liquefaction services revenue” in the consolidated statements of operations for the years ended December 31, 2021 and 2020.

We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining contract term of 4.5 years, including the components of transaction price described above.

Hilli increased utilization

In July 2021, we signed an agreement with the Customer to increase the utilization of Hilli (“the Hilli Extended Capacity Agreement”). Commencing in January 2022, the capacity utilization of Hilli will increase by 200,000 tons of LNG, bringing total utilization in 2022 to 1.4 million tons (“2022 Incremental Capacity”). The tolling fee for the 2022 incremental capacity is to be linked to European gas prices at the Dutch Title Transfer Facility (“TTF”) (note 20 and 27). A day 1 gain was established when the gas derivative instrument was initially recognized in July 2021 for $28.6 million (recognized in “Other current assets” and “Other non-current liabilities” in the consolidated balance sheets) and will be recognized as part of “Liquefaction services revenue” in the consolidated statement of operations in 2022.

Under the Hilli Extended Capacity Agreement, the Customer was granted an option to increase capacity utilization of Hilli by up to 400,000 tons of LNG per year from January 2023 through to the end of the current contract term in 2026, which must be declared during the third quarter of 2022 (“2023 Incremental Option”). This has the potential to increase total annual LNG production from Hilli to 1.6 million tons from January 2023 onwards.

8.	REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments comprise of the following:

(in thousands of $)	Year Ended December 31,
	2021	2020	2019
Realized gain on Hilli oil derivative instrument	24,772	2,539	13,089
Unrealized gain/(loss) on Hilli oil derivative instrument (note 20)	126,940	(45,100)	(39,090)
Unrealized gain on Hilli gas derivative instrument (note 16)	51,286	—	—
Unrealized mark-to-market adjustment for commodity swap derivatives (note 27)	1,665	—	—
	204,663	(42,561)	(26,001)

The unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecast oil, natural gas and Euro/USD exchange rates, whereas the realized gain on oil derivative instrument results from monthly billings above the Hilli base tolling fee under the LTA.

9.	OTHER NON-OPERATING INCOME/(LOSSES)

Other non-operating income/(losses), net comprise of the following:

(in thousands of $)	2021	2020
Unrealized mark-to-market loss on our investment in listed equity securities (note 14 and 27)	295,777	—
UK tax lease settlement contingent liability (note 29)	71,739	—
Dividend income from our investment in listed equity securities	(5,588)	—
Gain on disposal of the LNG Croatia (note 18)	—	5,682
	361,928	5,682

10.	GAINS/(LOSSES) ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains/(losses) on derivative instruments includes:

(in thousands of $)	2021	2020	2019
Mark-to-market adjustment for interest rate swap derivatives (note 27)	27,016	(38,601)	(16,485)
Mark-to-market adjustment for foreign exchange swap derivatives (note 27)	240	(2,556)	2,568
Interest (expense)/income on undesignated interest rate swaps (note 27)	(2,908)	(6,215)	6,351
Mark-to-market adjustment for equity derivatives (note 27)	—	(5,051)	(30,478)
	24,348	(52,423)	(38,044)

Other financial items, net includes:

(in thousands of $)	2021	2020	2019
Amortization of debt guarantee (note 28)	2,569	4,111	1,242
Financing arrangement fees and other costs	(2,341)	(2,138)	(5,735)
Foreign exchange loss on operations	(465)	(3,221)	(902)
Other	(522)	(304)	(127)
	(759)	(1,552)	(5,522)

11.	INCOME TAXES

The components of income tax expense are as follows:

	Year ended December 31
(in thousands of $)	2021	2020	2019
Current tax expense	(1,746)	(809)	(906)
Deferred tax expense	6	(172)	(118)
Total income tax expense	(1,740)	(981)	(1,024)

The income taxes for the years ended December 31, 2021, 2020 and 2019 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31
(in thousands of $)	2021	2020	2019
Effect of movement in deferred tax balances	6	(172)	(118)
Effect of adjustments in respect of current tax in prior periods	(224)	(37)	(86)
Effect of taxable income in various countries	(1,522)	(772)	(820)
Total tax expense	(1,740)	(981)	(1,024)

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are: 2020 (UK) and 2017 (Norway).

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pensions.

As of December 31, 2021, we have a deferred tax liability of $0.6 million (2020: $0.6 million).

12.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	2021	2020	2019
Net loss attributable to Golar LNG Ltd stockholders from continuing operations - basic and diluted	(154,198)	(97,568)	(168,672)
Net income/(loss) from discontinued operations - basic and diluted	568,049	(175,989)	(43,284)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	2021	2020	2019
Basic and diluted loss per share:
Weighted average number of common shares outstanding	108,208	96,983	100,659

EPS are as follows:

	2021	2020	2019
Basic and diluted EPS from continuing operations (1)	$(1.43)	$(1.01)	$(1.68)
Basic and diluted EPS from discontinued operations	$5.25	$(1.81)	$(0.43)
(1) The effects of stock awards and convertible bonds have been excluded from the calculation of diluted EPS for each of the years ended December 31, 2021, 2020 and 2019 because the effects were anti-dilutive.

13.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our vessels as of December 31, 2021, were as follows:

Year ending December 31
(in thousands of $)
2022	173,829
2023	55,785
2024	34,322
2025	22,174
2026 and thereafter	22,807
Total minimum contractual future revenues	308,917

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2021 and 2020 were $2,149.0 million and $2,149.1 million; and $413.0 million and $356.0 million, respectively. With the exception of the Hilli which has a carrying value of $1,119.2 million as of December 31, 2021 and 2020. In April 2022, we consummated the Vessel Sale and Purchase Agreement (the “Vessel SPA”) with Cool Company Ltd (“Cool Co”) resulting to the disposal of eight of our vessels (note 30).

The components of operating lease income were as follows:

(in thousands of $)	2021	2020	2019
Operating lease income(1)	185,318	186,706	123,292
Variable lease income (1) (2)	17,650	5,175	18,783
Total operating lease income	202,968	191,881	142,075

(1) “Total operating lease income” is included in the income statement line-item “Time and voyage charter revenues”. During the year ended December 31, 2021 and 2020, we chartered in an external vessel and recognized $0.9 million and $4.6 million of operating lease income, respectively and $2.6 million of variable lease income for the year ended December 31, 2021. No similar external vessel was chartered for the year ended December 31, 2019.
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

The components of operating lease cost were as follows:

(in thousands of $)	2021	2020	2019
Operating lease cost (1)	9,628	8,951	5,603
Variable lease cost (2)	1,621	4,000	2,983
Total operating lease cost	11,249	12,951	8,586

(1) “Operating lease cost” includes short-term lease cost. During the year ended December 31, 2021 and 2020, we sub-chartered out an external vessel and recognized $3.0 million and $3.8 million of cost respectively, presented in the income statement line-item “Voyage, charterhire and commission expense”. No similar external vessel was chartered for the year ended December 31, 2019.
(2) “Variable lease cost” is excluded from lease payments that comprise the operating lease liability.

Total operating lease cost is included in the income statement line-items “Vessel operating expenses” and “Administrative expenses”.

As of December 31, 2021 and 2020 the right-of-use assets recognized by Golar as a lessee in various operating leases amounted to $11.0 million and $14.6 million respectively (note 20).

Our weighted average remaining lease term for our operating leases is 5.0 years. Our weighted-average discount rate applied for the majority of our operating leases is 5.5%.

The maturity of our lease liabilities is as follows:

Year ending December 31
(in thousands of $)
2022	3,838
2023	2,051
2024	1,589
2025	1,725
2026 and thereafter	2,528
Total minimum lease payments	11,731

Total rental expense for operating leases was $11.2 million, $13.0 million and $8.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

14.	DISCONTINUED OPERATIONS

Golar Partners

Golar Partners is an owner and operator of FSRUs and LNG carriers and we had previously accounted for all our investments (Common Units, GP Units and incentive distribution rights (“IDRs”)) in Golar Partners under the equity method since the deconsolidation of Golar Partners in December 2012.

On April 15, 2021, we completed the Agreement and Plan of Merger (the “GMLP Merger Agreement”) with NFE, Golar GP LLC, the general partner of Golar Partners (the “General Partner”), Lobos Acquisition LLC, a limited liability company and a wholly-owned subsidiary of NFE (“GMLP Merger Sub”), and NFE International Holdings Limited, a private limited company and a wholly-owned subsidiary of NFE (“GP Buyer”). GMLP Merger Sub merged with and into Golar Partners (the “GMLP Merger”), with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE. Under the GMLP Merger Agreement, NFE acquired all the outstanding common units of Golar Partners for $3.55 per unit in cash. Concurrently with the completion of the GMLP merger, the IDRs of Golar Partners owned by us were cancelled and ceased to exist, and no consideration was paid to us in respect thereof.

Hygo

Hygo was a joint venture with private equity firm Stonepeak and owned a 50% interest in Centrais Eléctricas de Sergipe S.A. (“CELSE”), which operates the Sergipe Power Plant. We had previously considered Hygo and its subsidiaries as our affiliates and accordingly accounted for our investment in Hygo under the equity method of accounting since the formation of the joint venture in 2016.

On April 15, 2021, we also completed the Agreement and Plan of Merger (the “Hygo Merger Agreement”) with NFE, Hygo, Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak, and Lobos Acquisition Ltd., a wholly-owned subsidiary of NFE (“Hygo Merger Sub”), pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo (the “Hygo Merger”), with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE. Under the terms of the Hygo Merger Agreement, NFE acquired all the outstanding shares of Hygo for 31,372,549 Class A NFE common shares and $580 million in cash of which we received consideration of $50 million in cash and 18,627,451 NFE Shares.

Gain on disposal of Golar Partners and Hygo

Gain on disposal of our equity accounted investments in Golar Partners and Hygo to NFE is determined as follows:

(in thousands of $)
Consideration received from NFE (1)(2)	876,277
Carrying value of disposed equity method investments(3)	(257,270)
Realized accumulated comprehensive losses on disposal of equity method investment	(43,380)
Others (4)	(686)
Gain on disposal	574,941

(1) Consideration received from NFE comprised of (i) $75.7 million and $5.1 million in cash as consideration for our 21,333,586 Golar Partners common units and the 2% general partner units of Golar Partners respectively, which is equivalent to $3.55 per unit on the closing of the GMLP Merger. Concurrently, the IDRs of Golar Partners owned by us were cancelled, ceased to exist with no consideration paid; and (ii) $50.0 million cash and $745.4 million as the fair value of NFE Shares on closing of the Hygo Merger.

(2) On closing of the Hygo Merger, consideration received include $50 million in cash and 18,627,451 NFE Shares. The NFE Shares had a closing price of $44.65 on April 15, 2021, however these shares bore a restricted legend which became freely tradable from October 16, 2021. We have considered this restriction to be a characteristic of the instrument and have adjusted the fair value of our investment to reflect the effect of this restriction. To reflect the lack of marketability of the NFE Shares during its holding period, we applied a discount of 10.37%, using the average of several option pricing valuation models. This resulted in a fair value of $745.4 million at April 15, 2021. The key assumptions used in the option pricing model include dividend yield, equity volatility and equity beta relating to the NFE Shares, market volatility and equity market risk premium.

As of December 31, 2021, NFE's closing share price of $24.14 resulted in a fair value of $449.7 million and a total unrealized mark-to-market loss of $295.8 million, presented within the income statement line-item “Other non-operating losses, net” (note 9).

(3) The carrying value of our equity method investments at the date of disposal were made up of (i) $267.8 million book value as of December 31, 2020; (ii) $6.9 million share in net losses from our equity method investments' operations for the period from January 1, 2021 to April 15, 2021; (iii) $3.1 million of other comprehensive loss for the period from January 1, 2021 to April 15, 2021; and (iv) $0.5 million of dividends received.

(4) Others comprised of fees incurred in relation to the disposal of our equity method investments and the release of our tax indemnity guarantee liability to Golar Partners of $2.8 million and $2.1 million, respectively.

Net income/(loss) from discontinued operations

The net income/(loss) from discontinued operations for the period ended April 15, 2021 and the year ended December 31, 2020, are as follows:

	Year ended December 31
(in thousands of $)	2021	2020	2019
Share of net earnings/(losses) of Golar Partners (1)	8,116	(136,832)	(20,050)
Share of net losses of Hygo (1)	(15,008)	(39,157)	(23,234)
Loss from discontinued operations (1)	(6,892)	(175,989)	(43,284)
Gain on disposal of equity method investments	574,941	—	—
Net income/(loss) from discontinued operations	568,049	(175,989)	(43,284)

(1) For the period ended April 15, 2021.

The summarized financial information of Golar Partners and Hygo shown on a 100% basis are as follows:

(in thousands of $)	April 15, 2021		December 31, 2020
	Golar Partners	Hygo	Golar Partners	Hygo
Balance Sheet
Current assets	85,738	97,509	146,821	109,596
Non-current assets	1,742,835	949,265	1,880,840	917,976
Current liabilities	(1,152,473)	(144,146)	(832,277)	(97,245)
Non-current liabilities	(17,965)	(461,291)	(570,063)	(453,278)
Non-controlling interests	(82,339)	(15,250)	82,112	13,557

Statement of Operations
Revenue	78,389	13,749	284,734	47,295
Net income/(loss)(1)	28,952	(110,735)	18,077	(61,859)

(1) Net loss for Hygo for the period ended April 15, 2021 includes the management incentive scheme (“MIS”) of $83.7 million which is not reflected in our share of net losses of Hygo as the MIS was reimbursed by Stonepeak.

Golar Partners and Hygo Post-Merger Services Agreements

Upon completion of the GMLP Merger and the Hygo Merger, we entered into certain transition services agreements, corporate services agreements, ship management agreements and omnibus agreements with Golar Partners, Hygo and NFE. These agreements replaced the previous management and administrative services agreements, ship management agreements and guarantees that Golar provided to Golar Partners and Hygo.

Hygo

Under the indemnity agreement, we and Stonepeak have agreed on a several (but not joint) basis (i) to indemnify Hygo in respect of its obligations under its guarantee of certain obligations related to CELSE (such indemnity not to exceed $3 million) and (ii) in connection therewith, to procure the delivery of a letter of credit with a face value of $1.5 million (note 15). Under the Hygo omnibus agreement, Golar agreed to guarantee the certain obligations of the sale leaseback arrangements in respect of the Golar Celsius, Golar Penguin and Golar Nanook. We and Stonepeak, agreed to severally indemnify NFE Brazil, NFE, Merger Sub and each of their respective affiliates and representatives, from and against any and all losses, damages, liabilities, costs, charges, fees, expenses, taxes, disbursements, actions, penalties, proceedings, claims and demands or other liabilities related to certain taxes imposed by government authorities.

Golar Partners

Under the omnibus agreement, Golar agreed to guarantee the certain obligations of the charters of the Methane Princess, Golar Winter, Golar Eskimo, NR Satu and maintain (i) our several guarantee in respect of the Hilli bareboat charter in accordance with the terms of the Hilli bareboat charter and (ii) the guarantee dated November 29, 2016 in favor of Standard Chartered Bank (“SCB”) issued pursuant to the facility letter between SCB and Golar Hilli Corporation. We have also agreed to maintain the indemnification for certain costs incurred in Hilli operations until August 14, 2025, when these costs exceed a contractual ceiling, capped at $20 million.

We shall comply with all covenants and terms, including provision of covenants compliance reports, if required. We shall also indemnify, defend and hold harmless NFE and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature, reasonable attorneys’ fees and expert's fees arising in connection with our failure to comply with the foregoing. The maximum potential exposure in respect of the guarantees issued by the Company is not known as these matters cannot be absolutely determined. The likelihood of triggering the guarantees is remote based on our past performance.

For the period from April 15, 2021 to December 31, 2021, we:
•declared distributions on Hilli LLC totaling $21.2 million with respect to the Hilli LLC common units owned by Golar Partners and accounted for $0.1 million of Hilli costs indemnification;
•incurred pool net expenses from other participants in the pooling arrangement totaling $2.5 million;
•earned ship management and administrative services fees from Golar Partners and Hygo amounting to $10.0 million; and
•earned charter and debt guarantee fees from Golar Partners and Hygo amounting to $1.4 million. As of December 31, 2021, we guaranteed $387.3 million of Hygo's gross long-term debt obligations.

15.	RESTRICTED CASH AND SHORT-TERM DEPOSITS
Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2021	2020
Restricted cash in relation to the Hilli (1)	60,720	77,212
Restricted cash and short-term deposits held by lessor VIEs (2)	59,230	36,875
Restricted cash in relation to liability for UK tax leases (3)	16,000	—
Restricted cash relating to sale of LNG Croatia (4)	11,328	—
Restricted cash related to Hygo performance guarantee (5)	1,500	—
Restricted cash relating to office lease	782	868
Restricted cash relating to the $1.125 billion debt facility (6)	605	2,615
Restricted cash relating to interest rate swaps (7)	—	8,864
Restricted cash relating to disposal of LNG Croatia (8)	—	36,747
Total restricted cash and short-term deposits	150,165	163,181
Less: Amounts included in current restricted cash and short-term deposits	(77,337)	(100,361)
Long-term restricted cash	72,828	62,820

(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to our project partner involved in the Hilli FLNG project, we posted an initial cash collateral sum of $305.0 million to support the Hilli performance guarantee. Under the provisions of the $400 million LC, the terms allow for a stepped reduction in the value of the guarantee over time and thus, a concurrent reduction in the cash collateral requirements. In May 2021, following the achievement of the 3.6 million tonnes of LNG production milestone, the LC was reduced to $100 million and the cash collateral to $60.7 million.

In November 2016, after certain conditions precedent were satisfied by the Company, the LC required in accordance with the signed LTA was re-issued and, with an initial expiry date of December 31, 2018, the LC automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the Hilli by the charterer, unless the bank should exercise its option to exit from this arrangement by giving three months' notice prior to the annual renewal date.

(2) These are amounts held by lessor VIE entities that we are required to consolidate under U.S. GAAP into our financial statements as VIEs (note 5).

(3) The lessor for the six UK leases has a first priority security interest in relation to the Golar Gandria and second priority interests in relation to the Golar Tundra and the Golar Frost and a collateral of $16.0 million (note 29).

(4) In connection with the Operation & Maintenance Agreement (“LNG Hrvatska O&M Agreement”) that we entered with LNG Hrvatska d.o.o. to operate and maintain the FSRU, LNG Croatia, we are required to hold a performance guarantee of €9.3 million and $1.3 million, which will remain restricted throughout the 10-year O&M Agreement term.

(5) In connection with the disposal of Hygo, we provided a $1.5 million performance guarantee to the senior lenders of CELSE to enable the lenders to waive their requirement for consent in the event of a change of control and extend the technical completion date. The guarantee expired in January 2022.

(6) At December 31, 2021, the remaining balance in the $1.125 billion facility only relates to the Golar Frost amounting to $54.7 million with a cash collateral of $0.6 million.

(7) This refers to the collateral required by certain banks for some of our interest rate swaps that have a credit arrangement which requires us to provide cash collateral when the market value of the instrument falls below a specified threshold.

(8) In December 2020, as part of the sale of LNG Croatia, $36.7 million (€30.0 million) was required to be held in an escrow account and was subsequently released 30 days post-acceptance of the vessel (note 18).

Restricted cash does not include minimum consolidated cash balances of $50.0 million (note 21) required to be maintained as part of the financial covenants for our loan facilities, as these amounts are included in “Cash and cash equivalents”.

16.	OTHER CURRENT ASSETS

Other current assets consists of the following:

(in thousands of $)	2021	2020
Investment in listed equity securities (1)	450,225	—
Gas derivative instrument (note 27)	79,578	—
TTF swap collateral (2)	6,940	—
Prepaid expenses	3,567	2,391
Mark-to-market asset on TTF swap (note 27)	1,753	—
Other receivables	3,801	6,291
	545,864	8,682

(1) “Investment in listed equity securities” is comprised of our 18.6 million NFE Shares (note 14 and 27), and associated dividend receivable from these shares, amounting to $449.7 million and $0.6 million, respectively. Dividend receivable is included in the income statement line-item “Other non-operating losses, net”.

(2) TTF swap collateral relates to the amount required by the swap counterparty, held at measurement date, reactive to the daily fluctuations of the market value of the financial instrument.

17.	EQUITY METHOD INVESTMENTS

On April 15, 2021 we completed the GMLP and Hygo Mergers and retrospectively presented our share of earnings/(losses) in Golar Partners and Hygo, and the associated carrying values of our equity accounted investments as net income/(loss) from discontinued operations (note 14).

At December 31, 2021 and 2020, we have the following participation in investments that are recorded using the equity method:

	2021	2020
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.0%	50.0%
Avenir LNG Limited (“Avenir”)	23.5%	23.1%

The carrying amounts of our investments in our equity method investments as at December 31, 2021 and 2020 are as follows:

(in thousands of $)	2021	2020
Avenir	47,913	39,984
ECGS	4,302	4,401
Total equity method investments	52,215	44,385

The components of our equity method investments are as follows:

(in thousands of $)	2021	2020
Balance as of January 1	44,385	32,816
Additions	6,750	11,250
Capitalized interest	—	857
Net income/(losses) from equity method investments	1,080	(538)
Balance as at December 31	52,215	44,385

ECGS

In December 2005, we entered into an agreement with the Egyptian Natural Gas Holding Company and HK Petroleum Services to establish a jointly owned company, ECGS, to develop operations in Egypt, particularly in hydrocarbon and LNG related areas.

In March 2006, we acquired 0.5 million common shares in ECGS at a subscription price of $1 per share. This represents a 50% interest in the voting rights of ECGS and, in December 2011, ECGS called up its remaining share capital amounting to $7.5 million. Of this, we paid $3.75 million to maintain our 50% equity interest. ECGS does not have quoted market price because the company is not publicly traded.

As ECGS is jointly owned and operated, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint control.

Avenir

In October 2018, Golar, Stolt-Nielsen Ltd, (“Stolt-Nielsen”), Höegh LNG Holdings Limited (“Höegh”) entered into a joint $182.0 million investment in Avenir. Golar had contributed $24.8 million in exchange for an initial shareholding of 25% of Avenir. The other shareholders, Höegh and Stolt-Nielsen held initial shareholdings of 25% and 50%, respectively. In November 2018, Avenir announced a private placement of 110 million new shares at a par value price of $1.00 per share. Stolt-Nielsen, Golar and Höegh subscribed for 49.5 million, 24.75 million and 24.75 million shares, respectively. Institutional and other professional investors had subscribed for the remaining 11 million shares. The ownership of Avenir held by Stolt-Nielsen, Golar and Höegh after the placement was diluted to 45%, 22.5% and 22.5%, respectively.

In March 2020, Avenir issued an equity shortfall notice of $45.0 million which was funded through issuance of additional shares at a par value of $1.00 per share. As of December 31, 2021, we had fully injected our committed equity of $18.0 million to Avenir, bringing our total contribution to Avenir of $42.75 million, representing 23.5% ownership.

Interest costs capitalized on the investment in Avenir for the years ended December 31, 2021 and 2020, were $nil and $0.9 million respectively.

18.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2021	2020
As of January 1	658,247	434,248
Additions	178,377	283,927
Transfer from vessels and equipment, net (note 19)	—	77,172
Transfer from other non-current assets (1)	—	16,213
Interest costs capitalized	41,214	34,296
Disposal of LNG Croatia	—	(187,609)
As of December 31	877,838	658,247

(1) In January 2020, the net book value of LNG Croatia was classified to asset under development as well as the associated long lead items of $16.2 million, following her entry to the shipyard for FSRU conversion.

Gimi FLNG conversion

In February 2019, we entered into a Lease and Operate Agreement (“LOA”) with BP for the employment of a FLNG unit, Gimi, after conversion to an FLNG for a term of 20 years. In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we announced that we had confirmed a revised project schedule with BP which extended the target connection date by 11 months to 2023. The conversion cost including financing cost is approximately $1.6 billion of which $700 million is funded by the Gimi facility (note 21).

As of December 31, 2021, the estimated timing of the outstanding payments in connection with the Gimi FLNG conversion are as follows:

(in thousands of $)
Period ending December 31,
2022	372,792
2023	285,358
2024	57,346
715,496

LNG Croatia FSRU conversion

In March 2019, we entered into agreements with LNG Hrvatska relating to the conversion and subsequent sale of the converted carrier LNG Croatia into a FSRU. In January 2020, LNG Croatia entered the yard for conversion. Concurrently, we entered into a sale and leaseback agreement with CSSC to fund the FSRU conversion and had drawn down $124.7 million during 2020. In addition, we also entered into the LNG Hrvatska O&M Agreement in relation to the converted FSRU LNG Croatia for a minimum of 10 years, with renewal options. In December 2020, upon acceptance of the converted FSRU LNG Croatia, we repurchased the vessel and settled in full our sale and leaseback obligations with CSSC.

The table below shows the gain on disposal of the LNG Croatia recognized in December 2020 under “Other non-operating income”:

(in thousands of $)	2020
Cash consideration received	193,291
Carrying value of converted vessel, LNG Croatia	(187,609)
Gain on disposal	5,682

19.	VESSELS AND EQUIPMENT, NET

	Year Ended December 31, 2021
(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1	3,298,854	45,771	137,951	8,166	3,490,742
Additions	—	—	—	87	87
Write-offs (1)	(87)	—	—	(96)	(183)
As of December 31	3,298,767	45,771	137,951	8,157	3,490,646

Depreciation, amortization and impairment
As of January 1	(465,206)	(14,820)	(23,014)	(4,629)	(507,669)
Charge for the year (2)	(86,238)	(5,543)	(12,587)	(1,118)	(105,486)
Write-offs (1)	87	—	—	96	183
As of December 31	(551,357)	(20,363)	(35,601)	(5,651)	(612,972)

Net book value as at December 31, 2021	2,747,410	25,408	102,350	2,506	2,877,674

	Year Ended December 31, 2020
(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1	3,429,317	45,771	140,738	8,398	3,624,224
Additions	3,282	—	3,713	161	7,156
Transfer to asset under development (3)	(127,620)	—	—	—	(127,620)
Write-offs (1)	(6,125)	—	(6,500)	(393)	(13,018)
As of December 31	3,298,854	45,771	137,951	8,166	3,490,742

Depreciation, amortization and impairment
As of January 1	(434,396)	(9,106)	(16,434)	(3,739)	(463,675)
Charge for the year	(87,383)	(5,714)	(13,080)	(1,283)	(107,460)
Transfer to asset under development (3)	50,448	—	—	—	50,448
Write-offs (1)	6,125	—	6,500	393	13,018
As of December 31	(465,206)	(14,820)	(23,014)	(4,629)	(507,669)

Net book value as at December 31, 2020	2,833,648	30,951	114,937	3,537	2,983,073

(1) Write-offs relates to fully depreciated or fully amortized assets.

(2) Depreciation and amortization charge for the years ended December 31, 2021 and 2020, excludes $0.5 million and, $0.5 million respectively, of amortization charges in relation to the Cameroon License fee.

(3) Relates to the reclassification of LNG Croatia's carrying value and associated accumulated depreciation to “Asset under development” (note 18).

The following table presents the market values and carrying values of our vessels that we have determined to have market values that are less than their carrying values as of December 31, 2021. However, based on the estimated future undiscounted cash flows of these vessels, which are significantly greater than the respective carrying values, no impairment was recognized.

(in millions of $)

Vessel	2021 Market value (1)	2021 Carrying value	Deficit
Golar Arctic	42.0	123.2	(81.2)
Golar Bear	156.0	172.8	(16.8)
Golar Crystal	155.5	167.8	(12.3)
Golar Frost	156.5	175.8	(19.3)
Golar Glacier	158.0	172.0	(14.0)
Golar Ice	160.8	179.2	(18.4)
Golar Kelvin	160.3	173.5	(13.2)
Golar Seal	153.3	163.0	(9.7)
Golar Snow	161.8	179.2	(17.4)
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

20.	OTHER NON-CURRENT ASSETS

Other non-current assets comprised of the following:

(in thousands of $)	2021	2020
Oil derivative instrument (note 27)	127,480	540
Operating lease right-of-use-assets (1)	10,991	14,642
Other non-current assets (2)	3,672	12,729
	142,143	27,911

(1) Operating lease right-of-use-assets mainly comprise of our office leases.

(2) Included in “other non-current assets” for the year ended December 31, 2020 was the compensation of the debt guarantees provided to Hygo of $8.1 million. Following the completion of the Hygo Merger, the debt guarantees were terminated and replaced with a transition services agreement (note 14).

21.	DEBT

(in thousands of $)	2021	2020

Total debt, net of deferred finance charges	(2,409,801)	(2,350,782)
Less: Current portion of long-term debt and short-term debt	1,051,582	982,845
Long-term debt	(1,358,219)	(1,367,937)

The outstanding debt, gross of deferred finance charges, as of December 31, 2021 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2022	(343,793)	(708,758)	(1,052,551)
2023	(28,147)	(173,085)	(201,232)
2024	(101,074)	(68,279)	(169,353)
2025	(367,646)	(146,819)	(514,465)
2026	(176,691)	(42,448)	(219,139)
2027 and thereafter	(249,583)	(35,602)	(285,185)
Total	(1,266,934)	(1,174,991)	(2,441,925)
Deferred finance charges	30,377	1,747	32,124
Total debt net of deferred finance charges	(1,236,557)	(1,173,244)	(2,409,801)
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (note 5).

At December 31, 2021 and 2020, our debt was as follows:

(in thousands of $)	2021	2020	Maturity date
Golar Arctic facility	(29,178)	(36,472)	2024
2017 Convertible bonds	(315,646)	(383,739)	2022
Norwegian bonds	(299,403)	—	2025
Golar Tundra facility	(158,000)	—	2026
Revolving Credit Facility	—	(100,000)
Gimi Facility	(410,000)	(300,000)	2030
$1,125 billion facility:
- Golar Frost facility	(54,707)	(65,649)	2024 (1)
Subtotal (excluding lessor VIE loans)	(1,266,934)	(885,860)
ICBCL VIE loans:
- Golar Glacier facility	(82,816)	(110,625)	Repayable on demand
- Golar Snow facility	(81,970)	(111,108)
- Golar Kelvin facility	(99,538)	(128,562)
- Golar Ice facility	(54,947)	(83,857)
CMBL VIE loan:
- Golar Tundra facility	—	(89,450)
CCBFL VIE loan:
- Golar Seal facility	(78,540)	(90,178)	2025
COSCO VIE loan:
- Golar Crystal facility	(75,094)	(83,596)	2027
CSSC VIE loan:
- Hilli facility	(597,280)	(691,488)	Repayable on demand/2026
AVIC VIE loan:
Golar Bear facility	(104,806)	(104,807)	2023
Total debt (gross)	(2,441,925)	(2,379,531)
Deferred finance charges	32,124	28,749
Total debt net of deferred finance charges	(2,409,801)	(2,350,782)

Golar Arctic facility

In October 2019, we entered into an agreement with the existing lenders to extend the maturity of our Golar Arctic facility. The extended facility matures 5 years from execution, is repayable in quarterly installments and has a final balloon of $9.1 million in October 2024. The margin had also increased from 2.25% to 2.75%.

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

During 2019, the quarterly dividends of the following quarter results exceeded the dividend threshold and resulted in an adjustment to the initial conversion rate.

In $, except conversion rate
	Distribution declared per share	Conversion rate	Conversion price
First quarter, 2019	0.150	26.993	37.05

Norwegian Bonds

In October 2021, we closed our $300.0 million senior unsecured bonds in the Nordic bond market (“Norwegian Bonds”). The Norwegian Bonds will mature in October 2025 and bear interest at 7.00% per annum. The net proceeds from the Norwegian Bonds was used to partly refinance our $402.5 million million 2017 convertible bonds maturing in February 2022 (“Convertible Bonds”) and for general corporate purposes. Contemporaneous with the closing of the Norwegian Bonds, we redeemed $85.2 million of the Convertible Bonds and recognized loss on partial redemption of the Convertible Bonds of $0.8 million.

Golar Tundra Facility

In December 2021, we terminated the sale and leaseback arrangement in relation to the Golar Tundra with CMBL and concurrently the Golar Tundra debt facility of $78.2 million was extinguished. We subsequently entered into a secured loan facility for $182.0 million. The Golar Tundra facility bore interest at LIBOR plus a margin of 3% and is repayable over a term of five years. As of December 31, 2021, we had drawn $158.0 million of the available funds. Subsequent drawdown is dependent upon certain charter requirements. A commitment fee is chargeable on any undrawn portion of this facility.

Revolving Credit Facility (“RCF”)

In December 2020, we entered into a $100.0 million RCF which bore interest at LIBOR plus a margin of 5% and was secured by a pledge against our shares in Hygo. The facility has a term of 366 days with two 366-day extension options available at the lenders’ discretion. In April 2021, in connection with the closing of the Hygo Merger, certain amendments to the facility were executed. While most of the existing terms remain substantially unchanged, the key amendments include: (i) changes to the security, with the release of the Hygo shares and the replacement with a pledge against Golar’s holding in 18,627,451 NFE Shares, although, if certain requirements are met, the facility allows for the release of a portion of the NFE Shares based on a prescribed loan to value ratio; and (ii) a decrease to the interest rate to LIBOR plus a margin of 4.5%. In November 2021, we repaid our $100.0 million RCF, using the proceeds from the Norwegian Bonds. The NFE Shares held as security to the RCF were subsequently released.

Corporate RCF

In November 2021 we executed the Corporate RCF, which has a term of three years, a revolving facility with a limit of $200.0 million and bears interest at LIBOR plus a margin of 2.8%. The facility is secured against the 18,627,451 NFE Shares we own. We are permitted under the terms of the facility, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. As of December 31, 2021, we had not drawn down on this facility.

Gimi facility

In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi. The facility is available for drawdown during the Gimi conversion and amortizes from the commencement of commercial operations, with a final balloon payment of $350.0 million in 2030. The facility bears interest at LIBOR plus a margin of 4.0% during the conversion phase, reducing to LIBOR plus a margin of 3.0% post commencement of commercial operations. As of December 31, 2021, we had drawn $410.0 million of the available funds. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend. A commitment fee is chargeable on any undrawn portion of this facility.

$1.125 billion facility

In July 2013, we entered into a $1.125 billion facility which bears interest at LIBOR plus a margin of 2.10% for the K-Sure tranche of the facility and 2.75% for both the KEXIM and commercial tranche of the loan. The facility is divided into three tranches, with the following general terms:

Tranche	Proportion of facility	Term of loan from date of drawdown	Repayment terms
K-Sure	40%	12 years	Six-monthly installments
KEXIM	40%	12 years	Six-monthly installments
Commercial	20%	5 years	Six-monthly installments, unpaid balance to be refinanced after 5 years

The K-Sure tranche is funded by a consortium of lenders, of which 95% is guaranteed by a Korean Trade Insurance Corporation (or K-Sure) policy; the KEXIM tranche is funded by the Export Import Bank of Korea (or KEXIM). Repayments under the K-Sure and KEXIM tranches are due semi-annually with a 12-year repayment profile. The commercial tranche is funded by a syndicate of banks and is for a term of five years from date of drawdown with a final balloon payment depending on drawdown dates for each respective vessel. In the event the commercial tranche is not refinanced prior to the end of the five years, both K-Sure and KEXIM have an option to demand repayment of the balances outstanding under their respective tranches. In October 2018, the term of the commercial tranche, and consequently the option to K-Sure and KEXIM, was extended by 5 years to 2024. The facility is further divided into vessel-specific tranches dependent upon delivery and drawdown, with each borrower being the subsidiary owning the respective vessel.

In June 2020, we refinanced the proportion of the debt facility relating to Golar Bear ahead of its maturity and the cash collateral pledged against the Golar Bear facility of $6.0 million was released. Concurrently we entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million (see Lessor VIE debt below for more information). As of December 31, 2021, the remaining balance of the facility of $54.7 million relates to the Golar Frost, with a cash collateral of $0.6 million (note 15).

Lessor VIE debt

The following loans relate to our lessor VIE entities, including ICBCL, CCBFL, COSCO, CSSC and AVIC that we consolidate as variable interest entities (“VIEs”). Although we have no control over the funding arrangements of these entities, we consider ourselves the primary beneficiary of these VIEs and we are therefore required to consolidate these loan facilities into our financial results. See note 5 for additional information.

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2021(in $ millions)	Loan duration/maturity	Interest
Golar Glacier	October 2014	Hai Jiao 1401 Limited	ICBCIL Finance Co.(1)	(184.8)	(82.8)	Repayable on demand	2.11% - 2.65%
Golar Snow	January 2015	Hai Jiao 1402 Limited	ICBCIL Finance Co.(1)	(182.6)	(82.0)	Repayable on demand	2.11% - 2.65%
Golar Kelvin	January 2015	Hai Jiao 1405 Limited	ICBCIL Finance Co.(1)	(182.5)	(99.5)	Repayable on demand	2.11% - 2.65%
Golar Ice	February 2015	Hai Jiao 1406 Limited	ICBCIL Finance Co.(1)	(172.0)	(54.9)	Repayable on demand	2.11% - 2.65%
Golar Seal (2)	March 2016	Compass Shipping 1 Corporation Limited	CCBFL	(162.4)	(78.5)	2025	2.46% - 3.50%
Golar Crystal	March 2017	Oriental Fleet LNG 01 Limited	COSCO Shipping	(101.0)	(75.1)	10 years	LIBOR plus margin
Hilli (3)	June 2018	Fortune Lianjing Shipping S.A.	CSSC	(840.0)	(320.2)	8 years non-recourse	LIBOR plus margin
				(120.0)	(277.1)	Repayable on demand	Nil
Golar Bear	June 2020	Cool Bear Shipping Limited	AVIC	(110.0)	(104.8)	2023	3.00% - 4.00%

The vessels in the table above are secured as collateral against these long-term loans (note 29).

(1) ICBCIL Finance Co. is a related party of ICBCL.

(2) The Golar Seal facility includes a put option that if exercised requires us to repay the facility if an appropriate long-term charter of 4 years or more is not entered into by January 2021. In November 2020, we agreed and executed an extension with CCBFL to extend such put option by one year. In November 2021, we entered into another supplemental agreement with existing lender to extend further the put option maturity from January 2025. Since then, we presented the maturity of the loan facility to January 2025 even though the maturity of the sale and leaseback arrangement is in March 2026 given the maturity date of the call option is the earlier of the two.

(3) In July 2019, the SPV, Fortune Lianjiang Shipping S.A., repaid $150.0 million to the interest-bearing facility and subsequently drew down $150.0 million from the internal loan with CSSC. In March, 2020, the SPV, Fortune Lianjiang Shipping S.A., repaid $215.2 million to the interest-bearing facility and subsequently drew down $223.0 million from the internal loan with CSSC.

Debt restrictions

Certain of our debts are collateralized by vessel liens and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or distribute dividends in relation to the term loan facility. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. In addition, as of December 31, 2021 there are cross default provisions in certain of our and Hygo's loan and lease agreements. In addition to lien security, some of our debt is also collateralized through pledges of equity shares by our guarantor subsidiaries.

As of December 31, 2021, we were in compliance with all our covenants under our various loan agreements.

22.	ACCRUED EXPENSES

(in thousands of $)	2021	2020
Interest expense	(66,726)	(52,600)
Administrative expenses	(12,463)	(13,078)
Vessel operating and drydocking expenses	(12,378)	(23,334)
Current tax payable	(1,288)	(345)
	(92,855)	(89,357)

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

23.	OTHER CURRENT LIABILITIES

(in thousands of $)	2021	2020
Liability for UK tax leases (note 29)	(71,739)	—
Day 1 gain deferred revenue - current portion (1) (note 24)	(38,242)	(9,950)
Deferred operating cost and charterhire revenue	(17,486)	(12,330)
Mark-to-market interest rate swaps valuation (note 27)	(17,300)	(44,315)
Current portion of operating lease liability (note 13)	(3,838)	(5,005)
Mark-to-market foreign exchange swaps valuation (note 27)	—	(1,310)
Other (2)	(1,775)	(12,509)
	(150,380)	(85,419)

(1) “Day 1 gain deferred revenue - current portion” refers to the liability upon recognition of the oil derivative embedded in the Hilli LTA of $10.0 million and the gas derivative indexed to the TTF of $28.3 million which arises from the 2022 contracted capacity of the Hilli LTA.

(2) Included in “Other” is dividend payable for lessor VIE of $nil and $7.5 million at December 31, 2021 and 2020, respectively.

24.	OTHER NON-CURRENT LIABILITIES

(in thousands of $)	2021	2020
Day 1 gain deferred revenue (1)	(34,221)	(43,934)
Pension obligations (note 25)	(31,357)	(37,258)
Deferred commissioning period revenue (2)	(14,515)	(18,635)
Non-current portion of operating lease liabilities (note 13)	(7,591)	(10,634)
Guarantees issued to Golar Partners and Hygo (notes 14 and 28)	—	(19,545)
Other (3)	(17,253)	(5,433)
	(104,937)	(135,439)

(1) This represents the corresponding liability upon recognition of the LTA derivative asset. This deferred gain is amortized and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $79.6 million, of which $34.2 million is non-current at December 31, 2021. The current portion of the Day 1 gain deferred revenue is included in “Other current liabilities” (note 23).

(2) This represents customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the customer's acceptance of the Hilli. The initial amount recognized was $33.8 million, of which $14.5 million is non-current at December 31, 2021. The current portion of Deferred commissioning period billing is included in “Other current liabilities” (note 23).

(3) Included in “Other” are (i) an asset retirement obligation of $5.3 million and $5.0 million for the years ended December 31, 2021 and 2020, respectively. The corresponding asset of $4.7 million is recorded within vessels and equipment, net (note 19); and (ii) dividend payable for lessor VIE of $11.5 million and $nil at December 31, 2021 and 2020, respectively.

25.	PENSIONS

Defined contribution scheme
We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2021, 2020 and 2019 was $2.2 million, $2.1 million and $2.4 million, respectively.

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

We use December 31 as a measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

(in thousands of $)	2021	2020	2019
Service cost	(120)	(155)	(162)
Interest cost	(879)	(1,271)	(1,740)
Expected return on plan assets	214	318	375
Recognized actuarial loss	(1,131)	(848)	(777)
Net periodic benefit cost	(1,916)	(1,956)	(2,304)

The components of net periodic benefit costs are recognized in the income statement within administrative expenses and vessel operating expenses.

The estimated net loss for the defined benefit pension plans that was amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2021 is $1.1 million (2020: $0.8 million).

The change in projected benefit obligation and plan assets and reconciliation of funded status as of December 31 are as follows:

(in thousands of $)	2021	2020
Reconciliation of benefit obligation:
Benefit obligation at January 1	54,122	49,943
Service cost	120	155
Interest cost	879	1,271
Actuarial (gain)/loss (1)	(4,081)	5,458
Foreign currency exchange rate changes	(120)	372
Benefit payments	(3,705)	(3,077)
Benefit obligation at December 31	47,215	54,122

(1) Actuarial (gain)/loss is sensitive to changes in key actuarial assumptions specifically discount rates, mortality rates and assumed future salary increases.

The accumulated benefit obligation at December 31, 2021 and 2020 was $46.7 million and $53.4 million, respectively.

(in thousands of $)	2021	2020
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	16,864	15,223
Actual return on plan assets	(46)	1,355
Employer contributions	2,900	2,900
Foreign currency exchange rate changes	(155)	463
Benefit payments	(3,705)	(3,077)
Fair value of plan assets at December 31	15,858	16,864

The amounts recognized in accumulated other comprehensive income, as of December 31, 2021 and 2020, is $10.9 million and $15.9 million, respectively.

The actuarial loss recognized in other comprehensive income/(loss) is net of tax of $0.7 million, $0.6 million, and $0.5 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Employer contributions and benefits paid under the pension plans include $2.9 million paid from employer assets for the years ended December 31, 2021 and 2020.

(1) Our defined benefit pension plan comprises of two schemes as follows:

	December 31, 2021			December 31, 2020
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Fair value of benefit obligation	(11,608)	(35,607)	(47,215)	(12,727)	(41,395)	(54,122)
Fair value of plan assets	15,077	781	15,858	15,822	1,042	16,864
Funded (unfunded) status at end of year	3,469	(34,826)	(31,357)	3,095	(40,353)	(37,258)

The fair value of our plan assets, by category, as of December 31, 2021 and 2020 are as follows:

(in thousands of $)	2021	2020
Equity securities	15,077	15,822
Cash	781	1,042
	15,858	16,864

The asset allocation for our Marine scheme at December 31, 2021 and 2020, by asset category are as follows:

Marine scheme	2021 (%)	2020 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2021 and 2020, by asset category are as follows:

UK scheme	2021 (%)	2020 (%)
Equity	100	100
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2022, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	—	2,900

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2022	380	2,600
2023	390	2,500
2024	430	2,400
2025	540	2,300
2026	430	2,200
2027 - 2031	2,460	9,500

The weighted average assumptions used to determine the benefit obligation for our defined benefit pension plans for the years ended December 31 are as follows:

	2021	2020
Discount rate	2.43%	1.68%
Rate of compensation increase	2.70%	2.29%

The weighted average assumptions used to determine the net periodic benefit cost for our defined benefit pension plans for the years ended December 31 are as follows:

	2021	2020
Discount rate	2.44%	1.69%
Expected return on plan assets	1.31%	2.06%
Rate of compensation increase	2.75%	2.31%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2021 and 2020 is based on the weighted average of various returns on assets using the asset allocation as at the beginning of 2021 and 2020. For equities and other asset classes, we have applied an equity risk premium over ten-year governmental bonds.

26.	SHARE CAPITAL AND SHARE BASED COMPENSATION

Our common shares are listed on the Nasdaq Stock Exchange.

As at December 31, 2021 and 2020, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2021	2020
150,000,000 (2020: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2021	2020
108,222,604 (2020: 109,943,594) outstanding issued common shares of $1.00 each	108,223	109,944

(number of shares)	2021	2020
As at January 1	109,943,594	101,302,404
Repurchase and cancellation of treasury shares (1)	(1,984,647)	(3,500,000)
Issuance of shares (2)	—	12,067,789
Vesting of RSUs	263,657	73,401
As at December 31	108,222,604	109,943,594

(1) During 2021, we repurchased and cancelled 2.0 million of treasury shares for a consideration of $24.5 million inclusive of brokers commission of $0.04 million.

In February 2020, we purchased 1.5 million shares for a consideration of $70.4 million and cancelled all our 3.5 million treasury shares, that we repurchased in 2020 and prior years.

(2) In December 2020, we closed a registered equity offering of 12,067,789 of our common shares, at par value of $1.00 per share. We raised proceeds, net of the underwriter's discount and offering fees, of approximately $100 million, which we used to partially repay the term loan facility, fully repay the margin loan facility and for general corporate purposes.

Contributed surplus
As at December 31, 2021 and 2020 we had contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Share options

The Golar LNG Limited Long Term Incentive Plan (“LTIP”) was adopted by our board of directors, effective as of October 24, 2017. The maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the Company’s LTIP shall not exceed 3,000,000 common shares, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. The LTIP allows for grants of (i) share options, (ii) share appreciation rights, (iii) restricted share awards (iv) share awards, (v) other share-based awards, (vi) cash awards, (vii) dividend equivalent rights, (viii) substitute awards and (ix) performance-based awards, or any combination of the foregoing as determined by the board of directors or nominated committee in its sole discretion. Either authorized unissued shares or treasury shares (if there are any) in the Company may be used to satisfy exercised options.

In 2021, the Company granted 750,000 share options to its officers. The options vest in equal installments over 2 years and have a three-year term. In 2020, no share options were awarded to employees.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as at May 2021 grant date are noted in the table below:

2021
Risk free interest rate	0.2%
Expected volatility of common stock	85.0%
Expected dividend yield	0.0%
Expected term of options (in years)	2.3 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common stock.

Where the criteria for using the simplified method are met, we have used this method to estimate the expected term of options based on the vesting period of the award that represents the period options granted are expected to be outstanding. Under the simplified method, the mid-point between the vesting date and the maximum contractual expiration date is used as the expected term. Where the criteria for using the simplified method are not met, we used the contractual term of the options.

The dividend yield has been estimated at 0.0% as the exercise price of the options are reduced by the value of dividends, declared and paid on a per share basis.

As at December 31, 2021, 2020 and 2019, the number of options outstanding in respect of Golar shares was 1.5 million, 1.8 million and 2.7 million, respectively.

A summary of the share option activity for the year ended December 31, 2021 is presented below:

	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2020	1,841	$24.62	1.2
Granted during the year	750	$10.97
Forfeited during the year	(205)	$23.46
Lapsed during the year	(881)	$25.19
Options outstanding at December 31, 2021	1,505	$17.65	1.6

Options outstanding and exercisable at:
December 31, 2021	755	$24.28	0.8
December 31, 2020	1,717	$24.46	1.2
December 31, 2019	2,221	$30.74	1.7

The exercise price of all options is reduced by the amount of dividends declared and paid up to 2019. The above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2021, 2020 and 2019, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

	Year ended December 31
(in thousands of $)	2021	2020	2019
Total fair value of share options fully vested in the year	1,595	3,175	8,967

Compensation cost recognized in the consolidated statement of income	1,434	2,274	7,148
Share options cost capitalized*	16	110	608
*Relates to capitalized costs on share options awarded to employees directly involved in certain vessel conversion projects.
As of December 31, 2021, the total unrecognized compensation cost amounting to $1.8 million relating to options outstanding is expected to be recognized over a weighted average period of 1.4 years.

Restricted Stock Units (RSU)

Time-based RSUs

Pursuant to the LTIP, the Company granted certain individuals nil and 0.7 million of RSUs during the years ended December 31, 2021 and 2020, respectively. The RSUs vest equally over a period of 3 years.

The fair value of the RSU award is estimated using the market price of our common stock at grant date with expense recognized over the three-year vesting period.

A summary of time-based RSU activities for the year ended December 31, 2021 is presented below:

	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2020	748	10.02	2.0
Vested during the year	(264)	10.94
Forfeited during the year	(141)	9.07
Non-vested RSUs at December 31, 2021	343	9.71	1.1

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

A summary of performance-based RSU activity for the year ended December 31, 2021 is presented below:

	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested performance based RSUs at December 31, 2020	159	6.25	2.21
Forfeited during the year	(131)	6.25
Non-vested performance based RSUs at December 31, 2021	28	6.25	1.21

	Year ended December 31
(in thousands of $)	2021	2020	2019
Compensation cost recognized in the consolidated statement of income	1,774	2,739	1,124
RSU cost capitalized*	322	295	—
*Relates to capitalized costs on RSUs awarded to employees directly involved in certain vessel conversion projects.

As of December 31, 2021, the total unrecognized compensation cost of $1.7 million relating to both time-based and performance based RSUs outstanding is expected to be recognized over a weighted average period of 1.0 year.

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

As of December 31, 2021 and 2020, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2021	505,000	2024/2029	1.69% to 2.37%
Receiving floating, pay fixed	2020	597,500	2021/2029	1.69% to 2.37%

Foreign currency risk

The majority of the vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Commodity price risk management

A derivative asset, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term, was recognized in December 2017 following the effectiveness of the LTA. Golar bears no downside risk should the Brent Crude price move below $60.00.

The 2022 Incremental Capacity for the Hilli is linked to European natural gas prices. During the year ended December 31, 2021, we were party to a commodity swap involving the payment of fixed prices in exchange for Dutch Natural Gas to manage our exposure to the European natural gas prices as summarized below:

Instrument	Year end	Notional quantity (tons)	Maturity date	Fixed price
Commodity swap derivatives:
Receiving fixed, pay floating	2021	23,249	2022	$23.25 to $28.00

Equity price risk

Our Board of Directors has approved a share repurchase program, which is being partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks are compensated at their cost of funding plus a margin. In February 2020, we purchased the remaining 1.5 million of our shares and 107,000 of Golar Partners' units underlying the total return swap, at an average price of $46.91 and $21.40, respectively at a fair consideration of $72.7 million, of which $59.3 million restricted cash was released at repurchase, with $55.5 million to settle the derivative liability fair value (note 15) and $17.2 million relating to the fair value of the shares and units underlying the total return swap. The effect of our total return swap facilities in our consolidated statement of operation as at December 31, 2020 was a loss of $5.1 million.

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

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and fair value of our financial instruments at December 31, 2021 and 2020 are as follows:

		2021	2021	2020	2020
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value

Non-derivatives:
Cash and cash equivalents (1)	Level 1	268,627	268,627	127,691	127,691
Restricted cash and short-term deposits (2)	Level 1	150,165	150,165	163,181	163,181
Trade accounts receivable (3)	Level 1	29,749	29,749	29,648	29,648
Investment in listed equity securities (4)	Level 1	449,666	449,666	—	—
Trade accounts payable (3)	Level 1	(12,405)	(12,405)	(10,579)	(10,579)
Current portion of long-term debt and short-term debt (5) (6) (7)	Level 2	(736,905)	(736,905)	(984,510)	(984,510)
Current portion of convertible bonds (6) (8)	Level 2	(315,646)	(316,561)	—	—
Long-term debt – convertible bonds (6) (8)	Level 2	—	—	(383,740)	(366,581)
Long-term debt (6) (7)	Level 2	(1,389,374)	(1,389,374)	(1,011,281)	(1,011,281)

Derivatives:
Oil and gas derivative instruments (9) (10)	Level 2	207,058	207,058	540	540
Interest rate swaps liability (9) (11) (12) (13)	Level 2	(17,300)	(17,300)	(44,315)	(44,315)
Commodity swap asset (11)	Level 2	1,753	1,753	—	—
Commodity swap liability (11)	Level 2	(88)	(88)	—	—
Foreign exchange swaps liability (9) (11) (13)	Level 2	—	—	(1,310)	(1,310)

(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

(3) The carrying values of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(4) “Investment in listed equity securities” refers to our 18.6 million NFE Shares (note 14 and 16). The fair value was calculated using the NFE closing share price as at December 31, 2021, resulting in a valuation of $449.7 million.

(5) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.

(6) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of the deferred charges amounting to 32.1 million and $28.7 million at December 31, 2021 and December 31, 2020, respectively.

(7) The estimated fair values for both the floating long-term debt and short-term debt to a related party are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

(8) The estimated fair value for the liability component of the unsecured convertible bonds is based on the quoted market price as at the balance sheet date.

(9) Derivative assets are generally captured within other current assets and non-current assets and derivative liabilities are captured within other current liabilities on the balance sheet.

(10) The fair value of the oil and gas derivative instruments was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA and the estimated discounted cash flows of the additional payments due to us in 2022 as a result of gas prices moving with respect to the contractual pricing terms per the LTA Amendment and the Euro/USD exchange rates based on the forex forward curve. Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(11) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

(12) The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements. It is our policy to enter into master netting agreements with counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of the amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us.

(13) The fair value measurement of a liability must reflect the non-performance of the entity. Therefore, the impact of our credit worthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

The following methods and assumptions were used to estimate the fair value of our other classes of financial instrument:

•The carrying values of loans receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (note 16, 23 and 28). These instruments are classified within Level 1 of the fair value hierarchy.
•Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price (note 25). These plan assets are classified within Level 1 of the fair value hierarchy.
The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2021 and 2020:

	Balance sheet classification	2021	2020
(in thousands of $)
Asset derivatives
Gas derivative instrument	Other current assets (note 16)	79,578	—
Oil derivative instrument	Other non-current assets (note 20)	127,480	540
Commodity swap	Other current assets (note 16)	1,753	—
Total asset derivatives		208,811	540
Liability derivatives
Interest rate swaps	Other current liabilities (note 23)	(17,300)	(44,315)
Commodity swap	Other current liabilities (note 23)	(88)	—
Foreign exchange swaps	Other current liabilities	—	(1,310)
Total liability derivatives		(17,388)	(45,625)

It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. As of December 31, 2021 and 2020, the amounts presented in our consolidated balance sheet in relation to interest rate swaps and foreign exchange swaps are not able to be offset. For our commodity swaps, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2021 and 2020 would be adjusted as detailed in the following table:

	2021			2020
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Commodity swaps
Total asset derivatives	1,753	(88)	1,665	—	—	—
Total liability derivatives	(88)	88	—	—	—	—

Some of our interest rate swaps have a credit arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As of December 31, 2021 and December 31, 2020, cash collateral amounting to $nil and $8.9 million has been provided (note 15).

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Internationale Nederlanden Groep (“ING”) Bank, Nordea Bank ABP, DNB Bank ASA, Citibank, Standard Chartered and Danske Bank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with ING, Citibank, Nordea Bank, Danske Bank A/S, DNB Bank ASA, K-Sure, KEXIM and commercial lenders of our $1.125 billion facility, as well as with ICBCL, CCBFL, COSCO, CSSC and AVIC in regards to our sale and leaseback arrangements (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk is remote.

We also have an equity investment in our affiliate, Avenir, as of December 31, 2021, our ownership interests and the carrying value of the investment recorded in our balance sheet as of December 31, 2021 was 23.5% and $47.9 million, respectively. Accordingly, the value of our investment and the income generated from Avenir is subject to specific risks associated with its business. In the event the decline in the fair value of the investment falls below the carrying value and it was determined to be other-than-temporary, we would be required to recognize an impairment loss.

A further concentration of supplier risk exists in relation to the Gimi undergoing FLNG conversion with Keppel and B&V. However, we believe this risk is remote as Keppel are global leaders in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.

28.	RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Net revenues/(expenses): The transactions with other related parties for the years ended December 31, 2021, 2020 and 2019 consisted of the following:

(in thousands of $)	2021	2020	2019
ECGS (1)	1,482	—	—
Avenir LNG (2)	468	980	—
Borr Drilling (3)	348	384	542
2020 Bulkers (4)	111	45	265
Magni Partners (5)	(189)	(606)	(858)
The Cool Pool (6)	—	—	39,666
Total	2,220	803	39,615

Receivables: The balances with other related parties as of December 31, 2021 and 2020 consisted of the following:

(in thousands of $)	2021	2020
Avenir LNG (2)	3,225	980
Borr Drilling (3)	149	936
Magni Partners (5)	81	81
2020 Bulkers (4)	29	51
Total	3,484	2,048

(1) We chartered Golar Ice to ECGS during the year ended December 31, 2021.

(2) Avenir LNG entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir LNG and its subsidiaries. This compensation amounted to an aggregate of $0.5 million, $1.0 million and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. In October 2021, we provided a one year revolving shareholder loan of $5.3 million to Avenir, of which $1.8 million was drawn as of December 31, 2021. The facility bears a fixed interest rate of 5% per annum. As of December 31, 2021, we have an interest receivable and commitment fee receivable on the undrawn portion of the loan of $15.3 thousand and $12.3 thousand, respectively.

(3) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and NASDAQ stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

(4) 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

(5) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited, a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

(6) The Cool Pool - On July 8, 2019 GasLog's vessel charter contracts had concluded and withdrew their participation from the Cool Pool. Following GasLog's departure, we assumed sole responsibility for the management of the Cool Pool and consolidate the Cool Pool. From the point of consolidation, the Cool Pool ceased to be a related party.

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operation) generated from our participation in the Cool Pool:

(in thousands of $)	2019
Time and voyage charter revenues	43,332
Time charter revenues - collaborative arrangement	23,359
Voyage, charterhire expenses and commission expenses	(8,092)
Voyage, charterhire and commission expenses - collaborative arrangement	(18,933)
Net income from the Cool Pool	39,666

b) Transactions with former related parties

b.1) Golar Partners and subsidiaries:

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners ceased to be a related party and subsequent transactions with Golar Partners and its subsidiaries are treated as a third party and settled under normal payment terms. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 14).

Net revenues: The transactions with Golar Partners and its subsidiaries for the period from January 1, 2021 to April 15, 2021 and for the years ended December 31, 2020 and 2019 consisted of the following:

(in thousands of $)	Period ended April 15, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Management and administrative services revenue (1)	1,717	7,941	9,645
Ship management fees revenue (2)	2,251	5,263	4,460
Interest income on short-term loan (3)	18	317	109
Total	3,986	13,521	14,214

Receivables (payables): The balances with Golar Partners and subsidiaries as of December 31, 2021 and 2020 consisted of the following:

(in thousands of $)	2021	2020
Balances due to Golar Partners and its subsidiaries (3)	—	(1,133)
Methane Princess lease security deposit movements (4)	—	349
Total	—	(784)

(1) Management and administrative services revenue - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

(2) Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

(3) Interest income on short-term loan, balances due(to)/from Golar Partners and its subsidiaries - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services, dividends in respect of the Hilli Common Units and other related party arrangements including the short term loan and Hilli disposal. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

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

(4) Methane Princess lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the predecessor Omnibus Agreement which terminated on April 15, 2021.

Under the predecessor omnibus agreement, we provided a $11.4 million tax indemnification guarantee to Golar Partners in connection with the Methane Princess finance lease which was voluntarily terminated contemporaneously with closing of the GMLP Merger (note 29) where we paid $8.6 million and $0.8 million to the lessor and Golar Partners respectively, and released the remaining liability to the income statement (note 14).

Other transactions:

During the period ended April 15, 2021 and years ended December 2020 and 2019, we received total distributions from Golar Partners of $0.5 million, $10.5 million, and $36.8 million, respectively, with respect to common units and general partners units owned by us.

During the period ended April 15, 2021 and years ended December 2020 and 2019, Hilli LLC declared distributions totaling $7.2 million $19.4 million and $17.5 million, respectively, with respect to the common units owned by Golar Partners. We have agreed to indemnify Golar Partners for certain costs incurred in Hilli operations, when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures. Included within the Hilli distributions for the period ended April 15, 2021 and years ended December 2020 and 2019, is $0.1 million, $0.4 million and $2.2 million, respectively with respect to Hilli's indemnification cost. As of December 31, 2021, 2020 and 2019, we have a dividend payable of $nil, $nil and $4.5 million, respectively, to Golar Partners.

b.2) Hygo and subsidiaries:

Following the completion of the Hygo Merger on April 15, 2021, Hygo ceased to be a related party and subsequent transactions with Hygo and its subsidiaries are treated as third-party transactions and settled under normal payment terms. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 14).

Net revenues: The transactions with Hygo and its subsidiaries for the period from January 1, 2021 to April 15, 2021 and for the years ended December 31, 2020 and 2019 consisted of the following:

(in thousands of $)	Period ended April 15, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Management and administrative services revenue	2,051	5,281	5,904
Ship management fees income	904	1,780	1,210
Debt guarantee compensation (1)	676	3,826	693
Other (2)	—	—	(2)
Total	3,631	10,887	7,805

Payables: The balances with Hygo and its subsidiaries as of December 31, 2021 and 2020 consisted of the following:

(in thousands of $)	2021	2020
Balances due to Hygo and subsidiaries (2)	—	(11,222)

(1) Debt guarantee compensation - In connection with the closing of the Hygo and Stonepeak transaction, Hygo entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading “Guarantees and other”) relating to Hygo and subsidiaries. The compensation amounted to $0.7 million, $3.8 million and $0.7 million income for the period from January 1, 2021 to April 15, 2021 and for the years ended December 31, 2020 and 2019, respectively.

(2) Balances due to Hygo and subsidiaries - Receivables and payables with Hygo and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Hygo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. In December 2019, we loaned $7.0 million to Hygo, with interest of LIBOR plus 5.0%. The loan was fully repaid, including interest, in December 2019.

Guarantees:

a) Debt guarantees - As described in (i) above, we receive compensation from Hygo in relation to our provision of guarantees on certain of its long term debt. In January 2020, the Golar Celsius was refinanced and we provided a debt guarantee to a third party bank in respect of the secured debt facility maturing on March 2027. We have also agreed to provide a debt guarantee on the Golar Nanook to a third party bank in respect of the secured debt facility maturing on September 2030. In December 2019, the Golar Penguin was refinanced, with a cross-default provision on the Golar Crystal. A cross-default provision means that if we or Hygo default on one loan or lease, we would then default on our other loans containing such cross-default provision. These debt facilities are secured against specific vessels. The liability which is recorded in “Other current liabilities” and “Other non-current liabilities” is being amortized over the remaining term of the respective debt facilities with the credit being recognized in “Other financial item”. These debt facilities are secured against specific vessels. As of December 31, 2020, we guaranteed $422.3 million of Hygo's gross long-term debt obligations.

Other transactions:

Net Cool Pool expenses/income - Net expenses/income relating to the other pool participants are presented in our consolidated Statement of Operation in the line item “Voyage, charter hire and commission expenses” for the period from January 1, 2021 to April 15, 2021 and for the years ended December 31, 2021 and 2020 amounted to $2.9 million and $2.1 million of net expenses and $1.6 million of net income, respectively.

b.3) OneLNG and subsidiaries:

Receivables: The balances with OneLNG and its subsidiaries as of December 31, 2021 and 2020 consisted of the following:

(in thousands of $)	2021	2020
Balances due from OneLNG (1)	—	64

(1) Balances due from OneLNG - Receivables with One LNG and its subsidiaries comprise primarily of unpaid advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

Subsequent to the decision to dissolve OneLNG, we have written off $0.1 million, $nil and $3.0 million of the trading balance with OneLNG for the years ended December 31, 2021, 2020 and 2019, respectively, to “Other operating income” in our consolidated statements of operations as we deem it to be no longer recoverable. During the year ended December 31, 2021, 2020 and 2019, we received $nil, $0.6 million and $4.5 million from OneLNG.

29.	COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	2021	2020
Book value of vessels secured against long-term loans(1)	2,855,168	2,959,535

(1) This excludes the Gimi which is classified as “Assets under development” (see note 18) and secured against its specific debt facility (note 20).

Corporate RCF

As at December 31, 2021, the Corporate RCF is secured by a pledge against our 18,627,451 shares in NFE. We are permitted under the terms of the facility, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares.

RCF

As at December 31, 2020, the RCF was secured by a pledge against our shares in Hygo (note 21). In April 2021, in connection with the closing of the Hygo Merger, certain amendments to the facility were executed. Whilst most of the existing terms remain substantially unchanged, the key amendments include: (i) changes to the security, with the release of the Hygo shares and the replacement with a pledge against Golar’s holding in 18,627,451 NFE Shares, although, if certain requirements are met, the facility allows for the release of a portion of the NFE Shares based on a prescribed loan to value ratio; and (ii) a decrease to the interest rate to LIBOR plus a margin of 4.5%. In November 2021, the RCF was repaid and the pledged security was released (note 21).

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

Other contractual commitments and contingencies

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million ($56.0 million) (before deduction of fees).

Of these six leases, we have since terminated five, with one lease remaining as at December 31, 2020, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at December 31, 2020, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the omnibus agreement or the respective share purchase agreements, we agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof. As of December 31, 2020, the lessor of the Methane Princess had a second priority security interest in the Methane Princess, the Golar Spirit, the Golar Grand and the Golar Tundra.

On April 15, 2021, we completed the disposal of Golar Partners to NFE (as further discussed in note 9) and contemporaneously with completion, Golar Partners voluntarily terminated the Methane Princess lease. Therefore as at December 31, 2021, all six UK tax leases are terminated. Under the indemnity provisions of the omnibus agreement entered into with Golar Partners and the tax indemnification agreement entered into with NFE, we have agreed to indemnify NFE in the event of any further tax liabilities in excess of the final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof. With effect from April 15, 2021, the lessor for the six UK tax leases has a first priority security interest in the Golar Gandria and second priority interests in relation to the Golar Tundra, the Golar Frost and $16.0 million cash deposit which replaced the lessor’s previous security interests in the Golar Spirit, Methane Princess and the Golar Grand.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by HMRC which set aside previous judgements in favor of the taxpayer, the First Tier Tribunal (“FTT or the UK court”) ruled in favor of HMRC. The taxpayer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the FTT do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC has written to our lessor to indicate that they believe our lease may be similar to the case noted above. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, a notice of appeal was submitted to the FTT.

In 2021, we reopened discussions with HMRC and as at December 31, 2021, we revised our estimate of the reasonably possible loss and recorded a $71.7 million liability, net of amounts paid by our lessor to HMRC and including contingent fees payable contemporaneous with the settlement. In April 2022, we settled and paid in full our liability (note 30). Any eventual net cash outflow will be classified as a financing cash outflow given it is deemed to represent additional interest due to the lessor under the now-terminated leasing arrangements.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

For each of the years ended December 31, 2021, 2020 and 2019 we received loss of hire insurance income of $5.0 million for the Golar Ice, $3.3 million for the Golar Bear and Golar Ice and $4.0 million for the LNG Croatia, respectively. The above is recognized in “Other operating income” in our consolidated statement of operations.

In 2017, we commenced arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. For the year ended December 31, 2019, we recovered the final installment settlement of $9.3 million in charter earnings, recognized in “Other operating income” in the consolidated statements of operations.

30.	SUBSEQUENT EVENTS

2017 Convertible bonds

In February 2022, we fully redeemed the outstanding notional value of our 2017 Convertible Bonds, inclusive of interest, amounting to $321.7 million.

Corporate bilateral facility

In February 2022, we executed a $250 million corporate bilateral facility with Sequoia Investment Management secured by Golar's shareholdings in FLNG Hilli and Gimi. The corporate bilateral facility has a tenor of 7-years with a bullet payment maturing in February 2029 and bears interest of LIBOR plus a margin range of 4.5% to 5.5%, subject to certain financial ratio thresholds. The corporate bilateral facility remained undrawn as of April 14, 2022 and will remain available for drawdown until 30 June 2022.

Share buyback

In March 2022, we repurchased 368,496 of our own shares, under the share repurchase program, at a total cost of $6.6 million, inclusive of related fees. These shares were subsequently cancelled at March 31, 2022, reducing the balance of our issued and outstanding common shares.

Sale of NFE common stock

In April 2022, we sold 6.2 million of our NFE common stock raising net proceeds of $253.0 million. We plan to use these proceeds to deploy FLNG growth projects and general corporate purposes. Following the sale of such shares, our remaining holdings in NFE common stock is 12.4 million.

UK tax lease benefits

In April 2022, we settled and paid in full with the UK HMRC our liability in relation to past tax leases, amounting to $63.5 million, of which $16.0 million was funded from our restricted cash. The first priority security interest on the Gandria and the second priority security interests on the Golar Tundra and Golar Frost were also released.

Disposal of Cool Co and subsidiaries

On January 26, 2022, we and Cool Co, our wholly owned subsidiary, entered into a share purchase agreement (“the Vessel SPA”) under which Cool Co will acquire eight modern TFDE LNG vessels and the Cool Pool Limited, the fleet’s commercial management company (“the Disposal Group”), from us. The purchase price for each vessel was agreed at $145.0 million, subject to working capital and debt adjustments. Following completion of the Vessel SPA in April 2022, we now own a 31.3% interest in Cool Co. The existing sale and leaseback loans, except for the loans secured over the Golar Ice and the Golar Kelvin which will be assumed by Cool Co, were refinanced in connection with the closing of the Vessel SPA and were contemporaneously deconsolidated from our financial statements. Post completion of the Vessel SPA, we will continue to be the guarantor to the Golar Ice and the Golar Kelvin sale and leaseback arrangements. Subject to certain adjustments which include but are not limited to net debt and working capital at the date of deconsolidation, the indicative loss on disposal is estimated at $200 - $250 million. Of the minimum contractual future revenue receivable from our existing charterers and the minimum contractual future expense payable to our existing lessors (note 13) as at December 31, 2021, $294.2 million and $2.4 million, respectively are associated to the eight TFDE vessels which we subsequently sold to Cool Co in March and April 2022.

Although we announced in December 2021 the execution of a pre-commitment agreement to separate our eight TFDE LNG vessels into Cool Company Ltd, the consummation of the pre-commitment agreement was subject to the receipt of certain approvals and third-party consents, successful raise of equity and the satisfaction of other customary closing conditions. As such we have concluded that the Disposal Group did not meet the definition of held for sale and discontinued operations as at December 31, 2021.

The table below provides the proforma balance sheet assuming the deconsolidation of Cool Co and subsidiaries took place on December 31, 2021:

(in thousands of $)	Consolidated balance sheet of Golar LNG Limited	Deconsolidation of Cool Co and subsidiaries	Proforma consolidated balance sheet of Golar LNG Limited post Cool Co and subsidiaries deconsolidation
ASSETS
Current assets	925,597	145,956	1,071,553
Non-current assets	4,022,698	(1,258,340)	2,764,358
Total assets	4,948,295	(1,112,384)	3,835,911

LIABILITIES AND EQUITY
Current liabilities	(1,307,222)	414,377	(892,845)
Non-current liabilities	(1,463,156)	303,822	(1,159,334)
Total liabilities	(2,770,378)	718,199	(2,052,179)

Equity
Stockholders' equity	(1,730,650)	219,686	(1,510,964)
Non-controlling interests	(447,267)	174,499	(272,768)
Total equity	(2,177,917)	394,185	(1,783,732)
Total liabilities and equity	(4,948,295)	1,112,384	(3,835,911)