Form 20-F
period 2022-12-31
GOLAR LNG LTD
filed 2023-03-31
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from	to

Commission file number	000-50113

Golar LNG Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road, Hamilton HM 11, Bermuda
(Address of principal executive offices)

Mi Hong Yoon S.E. Pearman Building 2nd Floor 9 Par-la-Ville Road, Hamilton HM 11, Bermuda Telephone: +1 (441) 295-4705
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

107,225,832 Common Shares, par value $1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one).

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes	No	X

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue/Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to sites such as the floating production, storage and offloading unit (“FPSO”) and FLNG Gimi. Delays to contracted deliveries to sites could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog;
•that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG, one of our floating liquefaction natural gas vessel (“FLNG”) designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected timing of our return on investment;
•our expectation that documentation and execution of an amendment to the liquefaction tolling agreement (“LTA”) with the Hilli Episeyo (“FLNG Hilli”) customer to make up the 2022 production shortfall in 2023 will be completed. Failure to achieve this will require settlement of the 2022 production shortfall liability as a reduction to our final billing in 2026;
•failure to realize the anticipated benefits of our acquisition of New Fortress Energy Inc.'s (“NFE”) equity interest in the common units of Golar Hilli LLC (“Hilli LLC”) due to the volatility of commodity prices, our ability to recontract the FLNG Hilli once her current contract ends and other competitive factors in the FLNG industry;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•our ability to meet our obligations under the LTA entered into in connection with the FLNG Hilli;
•our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
•our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir LNG Limited (“Avenir”) on a timely basis or at all;
•increases in costs as a result of recent inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance;
•continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
•changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”), Golar LNG Partners LP (“Golar Partners”), Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Italy’s SNAM group (“Snam”);

•the ability of Golar Partners, NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
•changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the LNG supply chain;
•changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
•a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
•global economic trends, competition and geopolitical risks, including impacts from rising inflation and the ongoing Ukraine and Russia conflict and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects or commissioning works, the operations of our charterers and customers, our global operations and our business in general; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission (the “Commission”), including our most recent annual report on Form 20-F.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of Golar Partners and Hygo, which acquisition closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO]) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars.

A.          Reserved

B.           Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our results of operations and the trading price of our common shares. We have categorized the risks we face based on whether they arise from our FLNG business, projects, financing and operational activities or from the industry in which we operate. We have listed these risks based on management’s assessment of priority. Where relevant, we have grouped together related risks into the following categories:

◦Risks related to our FLNGs
■FLNG Gimi may not meet its anticipated profitability or generate sufficient cash flow to justify our investment;
■FLNG Hilli may not meet its anticipated profitability or generate sufficient cash flow to justify our investment;
■Our operating revenue is dependent on a high customer concentration wherein a loss of any of our customers could have an adverse effect on our earnings, cash flows and financial conditions; and
■Our efforts to manage commodity and financial risks through derivative instruments could adversely affect our results of operations and financial condition.

◦Risks related to our projects
■Our ability to complete the conversion of a Mark II FLNG design is contingent on our ability to obtain additional funding;
■Cost overruns and difficulties in obtaining an attractive deployment of a Mark II FLNG design could have a material adverse effect on our business, contracts, financial condition, results of operations, cash flow, and project prospects;
■Given the sophisticated nature of the FLNG conversions, we are reliant on a limited number of contractors and shipyards with relevant specialized experience; and

■Delays and costs associated with our non-FLNG conversion, including the Golar Arctic project, or service contracts could have a material adverse effect on our business, contracts, financial condition, results of operations, cash flow, liquidity and prospects.

◦Risks related to the financing of our business
■We may not be able to obtain new financings to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends;
■We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), the Secured Overnight Financing Rate (“SOFR”) and the derivative contracts we have entered into to hedge our exposures to fluctuations in interest rates could result in charges against our results of operations, being higher than market interest rates;
■Most of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders;
■We entered into guarantees for certain parties. If these parties are unable to service their debt requirements or comply with certain provisions contained in their loan agreements, this may have a material adverse effect on us;
■The inability of certain parties to satisfy their indemnity obligations to us could have a material adverse effect on our financial condition and results of operations;
■If the Hilli letter of credit (the “Hilli LC”) is not extended, the results of operations and financial condition of Golar Hilli Corp. (“Hilli Corp”) could suffer;
■Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility;
■Our consolidated lessor variable interest entity (“VIE”) may enter into different financing arrangements, which could affect our financial condition, results of operations and cash flows; and
■Our cash and cash equivalents and restricted cash are dependent on a limited number of financial institutions, wherein a collapse of any of our financial institution could have an adverse effect on our cash flows and financial condition.

◦Risks related to our operations
■We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business;
■We may experience increased labor costs, the unavailability of skilled workers or the failure to attract and retain qualified key personnel, which may negatively impact the effectiveness of our management and our results of operations;
■A cyber-attack could materially disrupt our business;
■Our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations;
■Technical operational risk, human operational errors and wear and tear of equipment may impact uptime and associated impact on financial performance of our operating units;
■Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the Bribery Act of the UK (the “UK Bribery Act”) and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business;
■Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss;
■We will have to make additional contributions to our pension scheme because it is underfunded;
■We are exposed to U.S. dollar, Euro, Norwegian Krone, British Pound and other foreign currencies fluctuations and devaluations that could harm our results of operations; and
■Our equity method investments may not result in anticipated profitability to justify our investment.

◦Risks related to our industry
■Our results of operations and financial condition depend on demand for LNG, FLNGs and LNG carriers;
■Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business;
■Our operations are subject to extensive and changing laws, regulations, reporting requirements and social attitudes, which may have an adverse effect on our business; and
■Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

◦Risks related to our common shares
■The declaration and payment of dividends is at the discretion of our board of directors;
■If we fail to meet the expectations of analysts or investors, our share price could decline substantially;
■Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline and could lead to a loss of all or part of a shareholder’s investment;
■We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares;
■Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of a U.S. company; and
■Because our offices and most of our assets are outside the U.S., our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

◦Risks related to tax
■As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements;
■A change in tax laws in any country in which we operate could adversely affect us;
■We could be treated as or become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to U.S. shareholders;
■We may have to pay tax on certain U.S. source income, which would have a negative effect on our business and reduce our cash available for distribution; and
■We may become subject to taxation in Bermuda which would negatively affect our results.

Risks related to our FLNGs

•FLNG Gimi may not meet its anticipated profitability or generate sufficient cash flow to justify our investment.

In February 2019, we entered into the LOA with BP Mauritania Investments Limited, as subsidiary of BP p.l.c. (“BP”) for the lease and operation of FLNG Gimi, for the first phase of the GTA Project, situated off the coast of Mauritania and Senegal, for a period of 20 years. As of March 17, 2023, the Gimi conversion project is 92.5% technically complete and is scheduled for sail away from the shipyard in 2023. Under the LOA, we and BP are required to meet certain obligations including the construction and conversion of LNG carrier Gimi to a FLNG, transit, mooring and connection to BP’s project infrastructure, commissioning with BP’s upstream facilities including its FPSO, completing specified acceptance tests, followed by the commencement of commercial operations (“COD”) and meeting specified performance metrics once operational. Given the GTA Project's complexity and the interdependencies of certain activities required during project mobilization and commissioning leading to COD, should either of us be unable to meet our respective obligations under the LOA, either party could be obligated to pay substantial damages at various points in time, which could have a negative impact on our cash flow, results of operations and financial condition. This could result in a breach of certain of our bank covenants which will obligate us to repay the outstanding debt principal and associated accrued interest and harm our reputation as a FLNG company.

We estimate that the 20-year LOA with BP will contribute approximately $4.3 billion in total Adjusted EBITDA backlog, of which we have a 70% ownership interest. Significant delays to contracted deliveries could result in incremental costs to both parties of the LOA and delay the unlocking of FLNG Gimi Adjusted EBITDA backlog which could have an adverse effect on our cash flows and results of operations.

•FLNG Hilli may not meet its anticipated profitability or generate sufficient cash flow to justify our investment.

In July 2022, Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together the “Customer”) exercised its option to increase the annual capacity utilization of the FLNG Hilli to 1.4 million tons from January 2023 to the end of the LTA in July 2026. In late 2022, due to a combination of upstream technical issues and maintenance works, the FLNG Hilli had a production shortfall for the 2022 contract year for which we have recognized a non-current contract liability for this underutilization, capped in accordance with the LTA, of $35.8 million. We have agreed in principle with the Customer that the 2022 production shortfall will be compensated through overproduction in the 2023 contract year, however this amendment to the LTA has not yet been executed. If this LTA amendment is not executed, we are liable to offset this production shortfall relating to the 2022 contract year via a reduction to our final LTA billing in 2026. If the FLNG Hilli is unable to meet its contracted capacity in a given year, it could have a material adverse effect on our results of operations, cash flow and financial condition.

Following the completion of our acquisition of NFE’s equity interest in the common units of Hilli LLC in March 2023, we are exposed to increased risks, including but not limited to:

•failure to obtain the benefits of the LTA if the Customer exercises certain rights to terminate the LTA upon the occurrence of specified events of default;
•failure to obtain the benefits of the LTA if the Customer fails to make payments under the LTA because of its financial inability, disagreements with us or otherwise;
•incur or assume a higher proportion of unanticipated liabilities, losses or costs;
•incur or assume a higher proportion of damages to the Customer or suffer a higher proportion of reduction in our share of the tolling fee in the event that the FLNG Hilli fails to perform to certain specifications;
•incur other significant charges, such as asset devaluation or restructuring charges; or
•be unable to redeploy the FLNG Hilli on another long-term charter at the end of the current LTA.

Any of these circumstances or events could have a material adverse effect on our results of operations, cash flow and financial condition.

•Our operating revenue is dependent on a limited number of customers wherein a loss of any of our customers could have an adverse effect on our earnings, cash flows and financial condition.

Following the completion of the disposals of the majority of our LNG carriers, one of our FSRUs, and entry into an agreement to convert and subsequently sell our remaining FSRU (subject to receipt of notice to proceed), our future revenues will be generated from a limited number of customers. The loss of a key customer or a substantial decline in the amount of services requested by a key customer, or the inability of a customer to pay for our services, could have a material adverse effect on our results of operations, cash flows and financial condition. We could lose a customer or the benefits of a contract if:

•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we breach the relevant contract and the customer exercises certain rights to terminate the contract;
•the customer terminates the contract because we fail to deliver the vessel or service within a fixed period of time, the vessel is lost or damaged beyond repair or incurs prolonged periods of off-hire, or we default under the contract;
•the customer terminates the contract due to prolonged FM affecting the customer, including damage to or destruction of relevant facilities, war or geopolitical unrest preventing us from performing services for that customer; or
•the customer becomes subject to sanction laws which directly or indirectly prohibit our ability to lawfully charter our vessel to such customer.

If we lose a key customer or if a customer exercises its right to terminate the contract or charter, we may be unable to acquire an adequate replacement which could have a material adverse effect on our results of operations, cash flows and financial condition.

•Our efforts to manage commodity and financial risks through derivative instruments could adversely affect our results of operations and financial condition.

We use derivative instruments to manage commodity, currency and financial market risks. The extent of our derivative position at any given time depends on our assessments of the markets for these commodities and related exposures. We currently account for all derivatives at fair value, with immediate recognition of changes in the fair value in our earnings. These transactions and other derivative transactions have resulted and may continue to result in substantial volatility in reported results of operations, particularly in periods of significant commodity, currency or financial market variability, or as a result of ineffectiveness of these contracts. For certain of these instruments, in the absence of actively quoted market prices and pricing information from external sources, the value of these financial instruments involves management’s judgment or use of estimates. Changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, our liquidity may be adversely impacted by the cash margin requirements of the commodities exchanges or the failure of a counterparty to perform in accordance with a contract.

Risks related to our projects

•Our ability to complete the conversion of a Mark II FLNG design is contingent on our ability to obtain additional funding.

We continuously pursue liquefaction expansion opportunities and other projects along the LNG value chain. The conversion of a FLNG, such as Mark II FLNG, one of our FLNG designs, takes a number of years and requires a substantial capital investment that is dependent on sufficient funding and commercial interest, among other factors. We may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities to fund the conversion. Our ability to access capital may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could impact our results of operations, cash flow, financial condition and project prospects.

•Cost overruns and difficulties in obtaining an attractive deployment of a Mark II FLNG design could have a material adverse effect on our business, contracts, financial condition, results of operations, cash flow and project prospects.

Our investment decision on any FLNG project relies on cost estimates developed initially through front-end engineering and design studies. However, the actual construction costs may be significantly higher than our current estimates as a result of many factors, including but not limited to, longer construction periods, changes in scope, the ability and availability of the contractors with relevant conversion experience, escalating labor and material cost due to supply chain issues and the potential need for additional funds to maintain construction schedules or comply with existing or future environmental or other regulations. The occurrence of any of the foregoing could have a material adverse impact on our business, contracts, financial condition, results of operations, cash flow and project prospects.

Significant increases in the cost of the conversion among other things, including weakness of the economy, volatility of commodity prices and other competitive factors in the FLNG industry, could impact the commercial viability of the FLNG and adversely affect our plans to realize the full potential of a future Mark II FLNG and maximize return on our investment which could negatively impact our business and limit our FLNG prospects.

Difficulties in securing a commercial agreement with a counterparty for the deployment of a Mark II FLNG design conversion could result in additional costs and failure to secure a commercially attractive deployment could negatively impact our financial condition, operating results, cash flow and project prospects.

•Given the sophisticated nature of the FLNG conversions, we are reliant on a limited number of contractors and shipyards with relevant specialized experience.

The conversion of a Mark II FLNG design will be the first of its kind. Due to its novelty and highly technical process related to FLNG conversions, we are reliant on a limited number of contractors and shipyards with relevant FLNG conversion experience. A change of appointed contractors for any reason would likely result in higher costs and a significant delay to delivery schedules to be agreed in the future.

Furthermore, if any future FLNG vessels, once converted, are not able to meet certain performance requirements or perform as intended, we may have to accept reduced rates, not be able to contract out the converted FLNG vessel or recognize an impairment expense for a future vessel in our financial statements. Any of these possibilities would have a negative impact, which could be significant, on our results of operations, cash flows and financial condition.

•Delays and costs associated with our non-FLNG conversions, including the Golar Arctic project, or service contracts could have a material adverse effect on our business, contracts, financial condition, results of operations, cash flow, liquidity and prospects.

We entered into agreements to provide certain services to Snam, including the conversion and subsequent sale of the Golar Arctic (subject to receipt of a notice to proceed), into a FSRU and the agreement entered in August 2022 with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra (the “Development Agreement”). The provision of these services is subject to risk of delays or defaults by the shipyards or by subcontractors caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, in transit or at the commissioning site, COVID-19, weather interference, unanticipated cost increase and delays of the deliveries of necessary equipment due to supply chain issues. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, contracts, financial condition, results of operations, cash flow and project prospects.

As of December 31, 2022, we have incurred $2.9 million of engineering and other professional fees in preparation of the Golar Arctic’s conversion to a FSRU, despite not receiving notice to proceed with the conversion and subsequent sale. Any changes to the scope could have a material adverse impact on our business, contracts, financial condition, results of operations and cash flow.

Risks related to the financing of our business

•We may not be able to obtain new financing, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

In order to fund future projects, increased working capital levels or other capital expenditures, we may be required to use cash from operations, incur additional borrowings or raise capital through the issuance of debt or additional equity securities.

Our ability to do so may be limited by our financial condition at the time of such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for future capital expenditures could impact our results of operations, financial condition and our ability to pay dividends. Furthermore, our ability to access capital, the overall economic conditions and our ability to secure new customers on a timely basis could limit our ability to fund our growth plans and capital expenditures. If we are successful in issuing equity in order to raise capital, the issuance of additional equity securities would dilute existing shareholders’ equity interests and reduce any pro rata dividend payments without a commensurate increase in cash allocated to dividends, if any. Even if we are successful in obtaining bank financing, paying debt service would limit cash available for working capital and increasing our indebtedness could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

•We are exposed to volatility in LIBOR, SOFR and the derivative contracts we have entered into to hedge our exposures to fluctuations in interest rates could result in charges against our results of operations, being higher than market interest rates.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. Following announcements by the respective regulators, certain tenors of U.S. dollar LIBOR will cease publication after June 30, 2023. While the agreements governing our revolving facilities and secured term loan facilities provide for an alternate method of calculating interest rates if a LIBOR rate is unavailable, once LIBOR ceases to exist, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected.

Although we have started replacing LIBOR with the SOFR, the renegotiation of our remaining LIBOR-based revolving credit facilities, term loan facilities and interest rate swaps could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of U.S. dollar LIBOR tenors by June 30, 2023.

•Most of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders.

Most of our obligations are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things: merge into or consolidate with any other entity; to sell or otherwise dispose of, all or substantially all of our assets; make or pay equity distributions, repurchase our own shares; incur additional indebtedness; incur or make any capital expenditures; materially amend, or terminate, any of our current vessel contracts or management agreements.

Our loan agreements and lease financing arrangements also require us to maintain specific financial ratios, including minimum amounts of unrestricted cash, minimum ratios of current assets to current liabilities, excluding but not limited to the current portion of long-term debt, VIE balances, minimum levels of stockholders’ equity and maximum loan amounts to value. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements, which, unless waived by our lenders, could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain new financing, which would impair our ability to continue to conduct our business.

Events beyond our control, including changes in the economic and business conditions in the industries in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations, outbreaks of epidemic and pandemic diseases and war or geopolitical unrest, may affect our ability to comply with these financial covenants. We cannot provide any assurance that we will continue to meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

•We entered into certain guarantees and warranties for certain parties. If us or these parties are unable to meet the requirements or comply with certain provisions contained in the agreements, this may have a material adverse effect on us.

We entered into agreements to provide stand-ready guarantees and warranties in connection with commercial bank indebtedness, charter agreements, share purchase agreements, claims, damages or liabilities imposed by governmental authorities for certain parties, including but not limited to Golar Partners, Hygo, Energos, CoolCo and Avenir. Failure by us or any of these parties to comply with any provisions contained in the agreements, may lead to an event of default under these agreements. In such case, we would need to satisfy the obligations or indemnify the losses of the respective party.

Additionally, if a default occurs under a loan agreement, the lenders could accelerate the outstanding borrowing and declare all amounts outstanding due and payable. In this case, if such party is unable to obtain a waiver or an amendment to the applicable provisions of the loan agreement, or do not have enough cash on hand to repay the outstanding borrowing, the lenders may, among other things, foreclose their liens on the respective asset, or seek repayment of the loan from such party or from us under the guarantee that we have provided.

The occurrence of any of the events described above would have a material adverse effect on our business, results of operations and financial condition, would significantly reduce our ability or make us unable to pay dividends to our shareholders for so long as such default is continuing, and may impair our ability to continue as a going concern.

•The inability of certain parties to satisfy their indemnity obligations to us could have a material adverse effect on our financial condition and results of operations.

Pursuant to the entry into agreements to provide stand-ready guarantees to certain parties, we are counter indemnified by certain parties, including NFE and Energos for certain losses we may incur in connection with providing guarantees and indemnities. These parties' abilities may be affected by events beyond either of our control, including prevailing economic, financial, geopolitical and industry conditions. If they are unable to meet their indemnification obligations, our financial condition, results of operations and ability to make cash distributions to our shareholders could be materially adversely affected.

•If the Hilli LC is not extended, the results of operations and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, we obtained a letter of credit issued by a financial institution that guarantees certain payments of Hilli Corp, as required under the LTA. The Hilli LC was set to expire on December 31, 2019, but it automatically extends for successive one-year periods until the tenth anniversary of the acceptance of the FLNG Hilli to perform the agreed services for the project, unless the financial institution elects to not extend the Hilli LC. The financial institution may elect to not extend the Hilli LC by giving notice at least ninety days prior to December 31, in any subsequent year. If the Hilli LC (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $125 million. Accordingly, if the financial institution elects at some point in the future to not extend the Hilli LC, Hilli Corp’s financial condition could be materially and adversely affected.

•Servicing our debt agreements substantially limits our funds available for other purposes and our operational flexibility.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, regulatory, war or geopolitical unrest and other factors, some of which are beyond our control. If our cash inflows are not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

•Our consolidated lessor VIE, may enter into different financing arrangements, which could affect our financial condition, results of operations and cash flows.

Following the sale and leaseback transaction we have entered into with a subsidiary of a Chinese financial institution that was determined to be lessor VIE, where we are deemed to be the primary beneficiary, we are required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the lessor VIE into our financial results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the lessor VIE such as interest rates, maturity and repayment profiles. The funding arrangements negotiated by the lessor VIE could adversely affect our financial condition, results of operations and cash flows. For additional detail refer to note 5 “Variable Interest Entities” of our consolidated financial statements included herein.

•Our cash and cash equivalents and restricted cash are dependent on a limited number of financial institutions, wherein a collapse of any of our financial institution could have an adverse effect on our cash flows and financial condition.

As of December 31, 2022, we have $878.8 million of cash and cash equivalents, of which are $634.2 million held in short-term money market deposits carried with a limited number of financial institutions. The collapse of any financial institution or the inability of a financial institution to obtain necessary funding when required, or a banking crisis, could have a material adverse effect on our cash flows and financial condition.

Risks related to our operations

•We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

Following the sale of our shipping and FSRU management business and the prospective sale of our vessel operations support function, we entered into agreements for the provision of certain technical, crew, transitional corporate and administrative services and have subcontracted the provision of certain corporate and administrative services to CoolCo. Such agreements expose us to subcontractor counterparty risks. The ability of each of our subcontractors to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of our subcontractors, the condition of the maritime and offshore industries and work stoppages or other labor disturbances. Should our subcontractors fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

•We may experience increased labor costs, the unavailability of skilled workers or the failure to attract and retain qualified key personnel, which may negatively impact the effectiveness of our management and our results of operations.

We are dependent upon the available labor pool of skilled employees. We compete with other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our FLNGs and to provide our customers with the highest quality service. A shortage in the labor pool of skilled workers, remoteness of our FLNG locations, increasing cost of living or other general inflationary pressures, changes in applicable laws and regulations or labor disputes could make it more difficult for us to attract and retain qualified personnel and could require an increase in the salaries, wages and benefits packages that we offer, thereby increasing our operating costs. Any increase in our operating costs could materially and adversely affect our business, contracts, financial condition, results of operations and cash flow.

Our success depends, to a significant extent, upon the skills and efforts of our senior executives and certain key employees. While we believe that we have an experienced team, the loss or unavailability of one or more of our senior executives and/or the key employees for any extended period of time could have an adverse effect on our business and results of operations.

•A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage, compromise or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•Our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels are at risk of being damaged or lost because of events such as marine disasters, outbreaks of epidemic and pandemic diseases, acts of piracy, environmental accidents, bad weather, mechanical failures, grounding, fire, explosions and collisions, human error, national emergency, war and terrorism. Incidents such as these have historically affected companies in our industry, and such an event or accident involving any of our vessels could result in any of the following:

•death or injury to persons, loss of property or environmental damage;
•delays in the delivery of cargo or performance of service;
•the inability to complete scheduled engine overhauls, routine maintenance work, vessel inspections, certifications by class societies and management of equipment malfunctions;
•loss of hire from or termination of contracts;
•governmental fines, penalties, remedial liabilities or restrictions on conducting business;
•a government requisitioning or seizure of our vessels (e.g. in a time of war or national emergency);
•higher insurance premium; and

•damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues and cash flows. In particular:

•although we carry insurance, all risks may not be adequately insured against, and not all claims may be settled. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material;
•if piracy attacks, military action or war results in regions in which our vessels are characterized as operating within “war risk” zones by insurers or the Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain;
•certain of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves;
•we may have to pay repair costs that our insurance policies do not cover. The costs of vessel repairs are unpredictable and can be substantial. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would further decrease our results of operations;
•if one of our vessels were involved in an incident resulting in environmental contamination, we could be fully or jointly liable for cleanup of such contamination or face other costs or penalties; and
•if one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to pay distributions.

•Technical operational risk, human operational errors and wear and tear of equipment may impact uptime and associated impact on financial performance of our operating units.

FLNG units are complex floating operation platforms dependent on multiple systems to work in parallel to obtain efficient operations. The various equipment onboard has different operational procedures and maintenance cycles. A breakdown of critical component(s) may adversely impact the overall performance of our FLNG operations, which may lead to economic impacts. Human operational errors, out of cycle maintenance of equipment, failure to routinely conduct maintenance, wear and tear and external impacts may negatively impact our operations and results of operations.

•Failure to comply with the FCPA, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in several countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA and the UK Bribery Act. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

•Vessel values may fluctuate substantially and if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss in our consolidated financial statements.

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

The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates, the cost of new build vessels and supply/demand for secondhand vessels. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges recognized in our consolidated financial statements could negatively affect our business, financial condition, results of operations or the trading price of our common shares.

•We will have to make additional contributions to our pension scheme because it is underfunded.

We have two defined benefit pension plans for certain of our current and former marine employees. Members do not contribute to the pension scheme plans and these pension schemes are closed to new entrants. As of December 31, 2022, one of the plans is underfunded by $26.0 million. The underfunded pension liability could change depending on market conditions, interest rates volatility and other key actuarial assumptions. We may need to increase our contributions in order to meet the scheme’s liabilities as they fall due, or, to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

•We are exposed to U.S. dollar, Euro, Norwegian Krone, British Pound and other foreign currencies fluctuations and devaluations that could harm our results of operations.

Our principal currency for our operations and financing is the U.S. dollar. We generate most of our revenues in the U.S. dollar. Apart from the U.S. dollar, we incur operating and administrative expenses in multiple currencies. Due to a portion of our expenses being incurred in currencies other than the U.S. dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and but not limited to the Euro, the Norwegian Krone (“NOK”) and the British Pound (“GBP”), which could affect our earnings. We may use financial derivatives to hedge some of our currency exposures. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results and cash flows.

•Our equity method investments may not result in sufficient profitability to justify our investment.

As of December 31, 2022, we held investments in Avenir, Aqualung Carbon Capture AS (“Aqualung”), Egyptian Company for Gas Services S.A.E. (“ECGS”) and, CoolCo and NFE (which were subsequently disposed of in February and March 2023, respectively). The value of our investments and the income generated from our investments are subject to a variety of risks, including, among others, the inability of our investments to identify and enter into appropriate projects, inability of our investments to obtain sufficient financing for any project it identifies, failure of our investments’ current projects, and other industry, regulatory, economic and political risks impacting our investments’ operations.

Risks related to our industry

•Our results of operations and financial condition depend on demand for LNG, FLNGs and LNG carriers.

Our results of operations and financial condition depend on continued global and regional demand for LNG, FLNGs and LNG carriers, which could be negatively affected by several factors, including but not limited to:

•geopolitical unrest or war, such as the conflict in Ukraine;
•price and availability of natural gas, crude oil and petroleum products;
•increases in the cost of natural gas derived from LNG relative to the cost of natural gas;
•insufficient or oversupply of natural gas liquefaction or receiving capacity worldwide;
•decreases in the cost of, or increases in the demand for, conventional land-based regasification and liquefaction systems, which could occur if providers or users of liquefaction services seek greater economies of scale than what our FLNGs can provide, or if the economic, regulatory or political challenges associated with land-based activities improve;
•further development of, or decreases in the cost of, alternative technologies for floating liquefaction;
•increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•negative global or regional economic or political conditions, particularly in LNG-consuming regions, could reduce energy consumption or its growth;
•decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;
•any significant explosion, spill or other incident involving an LNG carrier, conventional land-based liquefaction system or FLNG;
•new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
•a significant increase in the number of FLNGs and LNG carriers available, whether by conversion of existing vessels or the increase in construction of vessels;
•increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
•the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;
•local community resistance to proposed or existing LNG facilities, or decrease in demand for natural gas based on safety, environmental or security concerns;
•labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification; and
•availability of new, alternative energy sources, including compressed natural gas.

Reduced demand for LNG, natural gas liquefaction, transportation or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates, tolling fees or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business.

Although we conduct most of our operations outside of the U.S., the operations of certain of our customers may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in, and are pursuing projects in areas of the world that are likely to be adversely impacted by the effects of political conflicts, including the current political instability in Ukraine, Africa, the Middle East and the South China Sea region, terrorist or other attacks, and war (or threatened war) or international hostilities.

As a result of these political conflicts, our operations may be affected by extensive changes in energy policies or the personnel administering them, expropriation of property, cancellation or modification of contract rights, changes in laws and policies governing operations of foreign-based companies, unilateral renegotiation of contracts by governmental entities, redefinition of international boundaries or boundary disputes, foreign exchange restrictions or controls, currency fluctuations, royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which our operations are conducted, as well as risks of loss due to acts of social unrest, terrorism, corruption and bribery.

Political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflict between Russia and Ukraine. This conflict has resulted in several countries and international organizations, such as the U.S., the UK and the EU, imposing trade and investment sanctions against Russia which are expected to adversely affect the global economy. While our vessels and customers are not directly impacted by these measures, these factors could also increase our costs of conducting our business, particularly crew, insurance and security costs, and prevent or restrict us from obtaining insurance coverage, all of which have may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries, against countries in which we operate, or with which we trade, or with which we or any of our customers or business partners may become subjected to, could harm our business. We could be subjected to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected if we were found to be in a violation of sanctions or embargo laws.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping and LNG demand. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

•Our operations are subject to extensive and changing laws, regulations, reporting requirements and social attitudes, which may have an adverse effect on our business.

Our operations are affected by extensive and changing laws, regulations, reporting requirements and social attitudes that could create greater reporting obligations and compliance requirements, including those related to environmental protection, handling, use, disposal, and generation of hazardous substances, occupational health and safety, and other matters. We or our customers may be required to obtain permits, licenses, or other authorizations to operate under such laws, which could be costly and time-consuming. Additionally, compliance with these laws, regulations, treaties, conventions, and other requirements, may increase our costs, limit our operations or access to new opportunities or have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

•Climate change, greenhouse gas restrictions and other environmental, social and governance considerations may adversely impact our operations and markets.

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions including from various jurisdictions and the International Maritime Organization (the “IMO”). These regulatory measures may include the adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also influence demand for our services and could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time.

Additionally, investors’, lenders’ and other market participants’ preferences and sentiments are influenced by Environmental, Social and Governance (“ESG”) considerations including climate change, prioritizing sustainable energy practices, reducing our carbon footprint and promoting sustainability. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures will be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring, and reporting on many ESG matters. Additionally, while we may also announce various voluntary ESG targets in the near future, such targets are aspirational and we may not be able to meet such targets in the manner or on a timeline as initially contemplated.

Changes in those preferences and sentiments could affect our access to capital markets and our attractiveness to potential investors, potentially resulting in reduced access to financing, increased financing costs or restrictions on financing and impact our business plans and financial performance. These limitations may affect our ability to grow as our business plans and our strategic plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness.

Risks related to our common shares

•The declaration and payment of dividends and repurchase of our own shares are at the discretion of our board of directors.

The declaration and payment of dividends to holders of our common shares or the repurchase of shares from holders of our common shares will be at the discretion of our board of directors in accordance with applicable law. In determining whether to declare and pay a dividend, or to repurchase our shares, our board of directors will take into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law, our taxable income, our operating expenses, the share price, and other factors our board of directors deem relevant. There can be no assurance that we will resume the payment of dividends in amounts or on a basis consistent with prior distributions, if at all, or approve new share repurchase programs, or pursue share repurchases, even if such a program has been approved. Certain of our loan agreements restrict our payment of distributions. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.

•If we fail to meet the expectations of analysts or investors, our share price could decline substantially.

In some quarters, our results may be below analysts’ or investors’ expectations. If this occurs, the price of our common shares could decline. Important factors that could cause our revenue and results of operations to fluctuate from quarter to quarter or year on year, include, but are not limited to:

•prevailing economic and market conditions in the natural gas and energy markets;
•negative global or regional economic or political conditions, particularly in LNG-consuming regions, which could reduce energy consumption or its growth;
•declines in demand for LNG or the services of FLNGs and LNG carriers;
•increases in the supply of FLNGs or LNG carriers;
•marine disasters, war, piracy or terrorism, environmental accidents, or extreme weather conditions;
•mechanical failures or accidents involving any of our vessels; and
•dry-dock scheduling and capital expenditures.

Most of these factors are not within our control, and the occurrence of one or more of them may cause our results of operations to vary widely.

•Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline and could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since they began trading on the NASDAQ Global Select Market. We cannot assure you that an active and liquid public market for our common shares will continue.

The market price of our common shares may experience extreme volatility in response to many factors, including factors that may be unrelated to our operating performance or prospects such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances within our industry, market conditions in the LNG industry, developments in our FLNG investments, shortfalls in our results of operations from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions, the general state of the securities market, and other factors, many of which are beyond our control.

Additionally, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Therefore, there can be no guarantee that our share price will remain at current prices, and we cannot assure our shareholders that they will be able to sell any of our common shares that they may have purchased at a price greater than or equal to the original purchase price.

•We may issue additional common shares or other equity securities without our shareholders’ approval, which would dilute their ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities in the future in connection with, among other things, mergers and strategic alliances, vessel conversions, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, in each case without shareholder approval in several circumstances.

Our issuance of additional common shares or other equity securities could have the following effects:

•our existing shareholders’ proportionate ownership interest in us may decrease;
•the amount of cash available for dividends payable on our common shares may decrease;
•the relative voting strength of each previously outstanding common share may be diminished; and
•the market price of our common shares may decline.

•Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of a U.S. Company.

Because we are a Bermuda exempted company, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the discharge and indemnification of directors and shareholder lawsuits.

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

In addition, under Bermuda law, the directors of a Bermuda company owe their duties to that company and not to the shareholders. Bermuda law does not, generally, permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company or its directors, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. Moreover, class actions and derivative actions are generally not available to shareholders under Bermuda law. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which shareholders may be more familiar and may substantially limit or prohibit a shareholder’s ability to bring suit against our directors or in the name of the company. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

It’s also worth noting that under Bermuda law, our directors and officers are required to disclose to our board any material interests they have in any material contract entered into by our company or any of its subsidiaries with third parties. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with our company or any of its subsidiaries. A director who has disclosed his or her interests in accordance with Bermuda law may participate in any meeting of our board and may vote on the approval of a material contract, notwithstanding that he or she has a material interest.

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

Risks related to tax

•As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. The Council periodically reviews and updates the list of “non-cooperative jurisdictions”. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, the European Union (“E.U.”) placed Bermuda and the Republic of the Marshall Islands, among others, on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. It was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative tax jurisdictions, but the Marshall Islands was reinstated to the list of “non-cooperative jurisdictions” for tax purposes on February 14, 2023 owing to concerns that this jurisdiction, which has a zero or only nominal rate of corporate income tax, is attracting profits without real economic activity (in particular, the Marshall Islands were found to be lacking in the enforcement of economic substance requirements). The E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, controlled foreign company rules, non-deductibility of costs incurred in a listed jurisdiction, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions. The next revision of the list of “non-cooperative jurisdictions” is due in October 2023.

We are a Bermuda exempted company incorporated under Bermuda law with principal executive offices in Bermuda. Certain of our subsidiaries are Marshall Islands entities. Both Bermuda and the Marshall Islands have enacted economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity must comply with economic substance requirements set out in the legislation. Regulations were also adopted in the Marshall Islands, through Economic Substance Regulations 2018 which came into force in January 2019, and with Guidance Notes being published in October 2019, requiring certain entities that carry out activities to comply with an economic substance test and satisfy certain reporting obligations, beginning with the financial period which ended in 2020.

If we fail to comply with our obligations under this legislation, as it may be amended from time to time, or any similar or supplemental law applicable to us in these or any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be removed from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and results of operations.

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

•We could be treated as or become a PFIC, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income during the taxable year consists of “passive income” or (ii) at least 50% of the average value of the corporation’s assets during such taxable year produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents derived other than in the active conduct of a rental business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

To date, we and our subsidiaries have derived most of our income from the LTA of FLNG Hilli, as well as time and voyage charters for our legacy shipping and FSRU operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusion, including pronouncements by the United States Internal Revenue Service (“US IRS”) concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes. The US IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. If we were a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. tax consequences and certain information reporting requirements regardless of whether we remain a PFIC in subsequent years. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure that the nature of our assets, income, and operations will not change, or that we can avoid being treated as a PFIC for any taxable year. Furthermore, the PFIC rules may change, which could result in us being treated as a PFIC in the future as a result of such change in law.

Under the PFIC rules, unless those shareholders make a certain U.S. federal income tax election (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this annual report entitled “Taxation” under “Item 10. Additional Information - E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

•We may have to pay tax on certain U.S. source income, which would have a negative effect on our business and reduce our cash available for distribution.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”) may be subject to a 4% U.S. federal income tax imposed without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code (the “Section 883 Exemption”).

We expect that we and each of our subsidiaries generating transportation income will qualify for the Section 883 Exemption. However, there are factual circumstances beyond our control that could cause us not to qualify for the Section 883 Exemption and thereby become subject to U.S. federal income tax on our U.S. source income. Our qualifying for the Section 883 Exemption is not free from doubt, and we can provide no assurances that the Section 883 Exemption will apply to us or our subsidiaries.

In general, if we and/or our subsidiaries are not eligible for the Section 883 Exemption for any taxable year, we or our subsidiaries could be subject to an effective 4% U.S. federal income tax on our U.S. Source International Transportation Income in such taxable year. The imposition of this tax would have a negative effect on our business and reduce our cash available for distribution to our shareholders. Please see “Item 10. Additional Information - E. Taxation” for a more comprehensive discussion of the Section 883 Exemption.

•We may become subject to taxation in Bermuda which would negatively affect our results.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that a future Minister of Finance of Bermuda would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Overview

Our operations have evolved from LNG shipping, floating regasification and combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, own and operate marine infrastructure for the liquefaction of natural gas and the regasification, storage and offloading of LNG. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure assets provide safe, competitive and sustainable ways of liquefying, transporting and turning gas into energy across the world. Our mission is to be recognized as an organization with an outstanding reputation for safe, reliable and cost-effective operations; to employ and develop talented people who can see the impact of what they do; to develop a pipeline of new FLNG infrastructure opportunities and convert the best opportunities into world class projects; and to be a great business partner, where combining skills and resources make a big difference.

Timeline of our business:

We have delivered on our objective to simplify and focus our business, crystallize underlying values and de-lever our balance sheet during 2021 and 2022 by divesting our investments in Golar Partners and Hygo and our legacy LNG carrier and FSRU asset portfolio:

•Golar Partners and Hygo: In April 2021, we completed the disposals of our investments in Golar Partners and Hygo to NFE for a net consideration of $876.3 million and a gain on disposal of $574.9 million;
•CoolCo and Golar Tundra: From March to June 2022, we completed the disposals of most of our LNG carriers and our FSRU (namely the Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Kelvin, Golar Ice and Golar Tundra) for a net consideration of $697.8 million and a gain on disposal of $113.2 million;
•NFE listed equity securities: In 2022, we sold 13.3 million of our shares of Class A NFE common shares (“NFE Shares”) at a price ranging from $40.80 and $58.29 per share for aggregate consideration of $625.6 million. In January and February 2023, we sold 1.2 million of our NFE Shares at a price ranging from $36.90 and $40.38 per share for aggregate consideration of $45.6 million. On March 15, 2023, we completed the acquisition of NFE's common units in Hilli LLC in exchange for our remaining 4.1 million NFE Shares and $100.0 million of cash as well as retrospective distribution rights to January 1, 2023 attributed to these common units; and

•CoolCo shares: In November 2022, we sold 8.0 million of our CoolCo shares for NOK 130/$12.16 per share for a net consideration of $97.9 million. In February 2023, we sold our remaining 4.5 million CoolCo shares for NOK 130/$12.42 per share for a net consideration of $55.8 million.

The proceeds received from these divestments allow for significant balance sheet flexibility with focus on maximizing shareholder returns through development of new attractive FLNG growth opportunities.

We are listed on Nasdaq under the ticker “GLNG”. We are incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001 and our registered office is at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +(1) 441 295 4705. Our principal administrative office is located at 6th Floor, The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom and our telephone number at that address is +44 207 063 7900. The Commission maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the Commission and this can be obtained from the Commission’s website at (http://www.sec.gov) or from the “SEC filings” tab in the “Investor Relations” section of our website (www.golarlng.com). Information contained on our website does not constitute part of this annual report.

B.      Business Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through attractive FLNG projects. We offer gas resource holders a proven, quick and low-cost delivering solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and offering allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

Compared to onshore liquefaction terminals, the FLNG industry is young. FLNG projects are a solution for stranded gas reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves to LNG. Our standardized FLNG design can be redeployed to new opportunities after producing a field, offer a viable economic solution to the traditional giant land-based projects. Our liquefaction solution places liquefaction technology on board an existing LNG carrier using low-cost execution model resulting in a vessel conversion to a fully-commissioned FLNG lead time of approximately three to four years. We are currently the only proven company to deliver FLNG as a service to gas resource owners.

The FLNG industry is in the early stages of development, and we do not currently face significant competition from other providers of FLNG services. There are currently five FLNGs on the water, one of which is the FLNG Hilli, one existing FLNG is under preparation for operations and four further FLNGs are currently under construction, one of which is the Gimi. We anticipate that other companies will enter the FLNG industry at some point in the future, resulting in greater competition.

As of March 17, 2023, our fleet is comprised of two LNG carriers (one, the Golar Arctic, is contracted for conversion to a FSRU for subsequent sale, subject to receipt of a notice to proceed and the Gandria) and two FLNGs (the operational FLNG Hilli and the Gimi, which is currently under conversion to a FLNG). We operate in three distinct reportable segments: FLNG, Corporate and other and Shipping. Refer to “Item 5. Operating and Financial Review and Prospects” for further discussion on the respective performance of our reportable segments.

As of March 17, 2023, an overview of our assets is as follows:

Vessel Name	Year of Delivery/Acceptance	Capacity (Cubic Meters)	Flag	Type	Ownership	Counterparty	Current Contract Expiration
FLNG Hilli	2017	125,000	Marshall Islands	FLNG Moss	94.6% of the common units 89.1% of each of the Series A and Series B units	Perenco/SNH	2026
Gimi	Conversion in progress	125,000	Marshall Islands	FLNG Moss	70%	BP	20 years from COD
Gandria	1977	126,000	Marshall Islands	Moss	100%	In lay-up	Not applicable
Golar Arctic	2003	140,000	Marshall Islands	LNG carrier Membrane	100%	Asian Shipping Company	2023

•FLNG Hilli

The FLNG Hilli conversion was completed in the shipyard in October 2017, and she commenced operations following her successful commissioning in May 2018. Pursuant to the LTA, FLNG Hilli's contracted annual liquefaction capacity is 1.2 million tons (“mtpa”). In 2021, we entered into LTA Amendment 3 with our Customer, which includes a 0.2 mtpa capacity increase for the 2022 contract year, and an option for additional capacity of up to 0.4 mtpa for the 2023 contract year to the end of the LTA term (of which the Customer exercised 0.2 mtpa in July 2022), which resulted in an increase in the utilization of FLNG Hilli to 1.4 million tons per annum from January 2022 to the end of the LTA in July 2026. In contract year 2022, the FLNG Hilli was underutilized and produced 96.5% of the 1.4 mtpa annual contracted capacity. We recognized a contract liability, capped in accordance with the LTA, of $35.8 million which will be settled at the end of the LTA in July 2026 via a reduction against our final invoice to the Customer. In 2023, we have agreed in principle LTA Amendment 4 with our Customer, agreeing to produce the underutilized quantity relating to the 2022 contract year in the 2023 contract year which will offset the underutilization liability payable of $35.8 million at the end of the LTA in 2026, however this amendment to the LTA has not yet been executed.

In February 2023, we agreed to acquire NFE's 50% interest in the common units of Hilli LLC, which owns the FLNG Hilli, in exchange for $100.0 million cash and our remaining holdings of 4.1 million NFE Shares. Although ownership and title to the common units was transferred to us on the closing date, March 15, 2023, we acquired the distribution rights from the repurchased common units with retrospective effect from January 1, 2023. Subsequent to the closing of the acquisition, we own:

•94.6% of common units that receive the base tolling fees, and 5% of gas linked tolling fees;
•89.1% of Series A Special units that receive the oil linked tolling fees; and
•89.1% of Series B Special units that receive 95% of gas linked tolling fees.

As of March 17, 2023, FLNG Hilli offloaded a total of 89 LNG cargoes and had produced around 6.1 million tonnes of LNG since the start of operations.
•Gimi

In February 2019, we entered into the LOA (which was subsequently amended and restated in September 2021) with BP, Gimi MS Corporation (“Gimi MS”) and our subsidiary Golar MS Operator S.A.R.L in connection with the conversion of Gimi from a LNG carrier to a FLNG in connection with the first phase of the GTA Project situated off the coast of Mauritania and Senegal. FLNG Gimi is designed to produce approximately 2.7 mtpa, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

The LOA provides for the construction and conversion of Gimi to a FLNG, transit, mooring and connection to BP’s project infrastructure, commissioning with BP’s upstream facilities including its FPSO, completing specified acceptance tests, followed by COD. Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of twenty years. The Gimi FLNG conversion cost including financing costs is approximately $1.7 billion of which $700 million is funded by our Gimi debt facility. In June 2022, we agreed to a $50 million incentive payment to Keppel Shipyard Limited (“Keppel”) to safeguard sail away from the shipyard expected during the first half of 2023

As of March 17, 2023, the Gimi conversion is 92.5% technically complete.
•Future FLNG Projects

We actively work to develop FLNG projects around the globe. Our FLNG projects under development broadly fall into one of three commercial categories: (i) tolling, (ii) gas sale and purchase (“GSA”) and (iii) integrated projects. Tolling projects are our core business today, with both FLNG Hilli and Gimi under long term charter agreements where we are a FLNG service provider and not the owner of hydrocarbons. That said, as is the case with FLNG Hilli, a key part of our unique value proposition to potential tolling customers is to trade fixed toll for exposure to the price of an underlying commodity, such as LNG or oil reference indices. GSA projects would typically not require the deployment of capital directly into an upstream oil and gas development but would increase our commodity exposure, as we would be a purchaser of natural gas and a seller of LNG. Integrated projects combine upstream and FLNG assets for integrated/joint delivery of a future FLNG project. Development of any major FLNG project involves multiple stakeholders, including but not limited to, resource owners, national and international energy companies, governments, contractors, technology providers, regulators, and various international organizations and the speed of development of any future FLNG project is not always directly within our control.

We have developed three FLNG designs, i.e. the Mark I, Mark II and Mark III.

•Mark I
The FLNG Hilli and FLNG Gimi are both Mark I FLNGs. Mark I has a nameplate capacity of up to 2.7 mtpa and is based on the conversion of a Moss type LNG carrier. Sponsons that create the necessary deck space to house the liquefaction and gas processing topside equipment must first be built and added to either side of the LNG carrier before the topside equipment can then be installed. Conversion, delivery and commissioning of the FLNG typically takes between three to four years. To date, we have been successful in executing our Mark I program together with contractors, Keppel Shipyard and Black & Veatch which delivered the FLNG Hilli in 2018 and is currently constructing the FLNG Gimi.

•Mark II
This FLNG design has a nameplate capacity of up to 3.5 mtpa and is also based on the conversion of a Moss type LNG carrier. The Mark II design involves the construction of a new mid-ship section containing the liquefaction equipment that can be inserted between the two sections of the Moss type vessel that has been ‘cut in half’. The higher maximum nameplate capacity is possible as the mid-ship section also allows for a more efficient configuration of the liquefaction equipment. This modularized approach to the conversion project reduces the time required for conversion, delivery and commissioning of the Mark II FLNG design compared to our other two FLNG designs. In addition, this approach increases the number of shipyards and fabricators that are capable of executing the work. This competition between contractors can reduce the construction cost per ton of capacity delivered, construction timeline and helps us secure more attractive payment terms, financing solutions and other benefits.

•Mark III
Targeting large field developments and representing a competitive alternative to land-based LNG projects, this FLNG design has a larger nameplate capacity of up to 5.0 mtpa, more storage than a Mark I or Mark II design, and is a newbuild hull that does not involve the conversion of an existing Moss type LNG carrier. Construction, delivery and commissioning of the FLNG is expected to take around four years.

In 2022, our board of directors approved up to $328.5 million of capital expenditure for a future Mark II FLNG conversion. To date, we have entered into contracts for engineering services, multiple long lead items and secured an option to acquire a suitable LNG carrier for 3.5 mtpa future Mark II FLNG conversion. We paid a non-refundable deposit of $5.0 million for the LNG carrier in February 2023, which, subject to us exercising the option in the second quarter of 2023, will be deducted from the purchase price of $77.5 million.
•Our investments

•Avenir

Avenir is a joint investment with Stolt-Nielsen Ltd (an entity affiliated with our director Niels Stolt-Nielsen), Höegh LNG Holdings Limited and us for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand and the development of LNG bunkering services and supply to the transportation sector. Avenir currently has five small-scale LNG carriers and an LNG terminal and distribution facility in the Italian port of Oristano, Sardinia. During the private placement in 2018, we subscribed for 24.8 million shares at $1 per share and further injected $18.0 million in 2020, bringing our total capital contributions to $42.8 million, representing 23.5% ownership.

•NFE

In April 2021, we sold our outstanding shares in Hygo to NFE and received 18.6 million NFE Shares as part consideration. During 2022, we sold 13.3 million of our NFE Shares for net consideration of $625.6 million, reducing our holdings to 5.3 million NFE Shares as of December 31, 2022. In January and February 2023, we sold a further 1.2 million of our NFE Shares for net proceeds of $45.6 million. On March 15, 2023, we acquired NFE's 50% interest in the common units of Hilli LLC (as described above) for our remaining holdings of 4.1 million NFE Shares, $100 million in cash and the rights to distributions of such common units with retrospective effect to January 1, 2023. With the closing of this acquisition, we had fully divested our NFE Shares.

•CoolCo

In 2022, we sold eight modern tri-fuel diesel electric (“TFDE”) LNG carriers and the LNG carriers’ commercial and technical management companies to CoolCo for a net consideration of $218.2 million cash and $127.1 million of CoolCo shares and recognized a loss on disposal of $10.1 million. In November 2022, we sold 8.0 million of our 12.5 million CoolCo shares for a net consideration of $97.9 million, reducing our 31.3% interest in CoolCo to 8.3% as of December 31, 2022. In February 2023, we divested our CoolCo investment by selling our remaining 4.5 million CoolCo shares for a net consideration of $55.8 million.

Vessel Maintenance

Safety is our top priority. Our vessels are operated in a manner intended to protect health and safety of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as fires, environmental spills or any other incident that causes harm to people. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of operational performance, including lost time injury frequency monitoring, total recordable case frequency reporting, carbon dioxide, sulfur oxide (“SOx”), nitrogen oxide (“NOx”), methane and particulate matter emissions, total waste disposed of, spills, and crew retention rates, amongst others. We set targets to drive continuous improvement, and we review performance indicators frequently to determine if remedial action is necessary to reach our targets.

Since July 2022, LNG carrier and FSRU operations have been outsourced to CoolCo, who maintains a technical department that monitors and audits our LNG carrier and FSRU operations and provides expertise in various functions critical to our operations. This affords an efficient and cost effective operations and provides appropriate access to supporting administrative functions.

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including LNG carriers, FSRUs and FLNGs has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable premiums.

We have obtained hull and machinery insurance on all our vessels to protect us against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible in the event of a claim. We have also obtained additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage. The maximum coverage varies from 120 days to 360 days, depending on the vessel. The number of deductible days varies from 30 days to 60 days, depending on the vessel.

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our vessel activities, is provided by mutual protection and indemnity associations (“P&I clubs”). This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

The current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The twelve P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the global commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $8.9 billion per accident or occurrence. We are a member of Gard and Skuld P&I clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the hull and machinery, hull and cargo interests, protection and indemnity and loss of hire insurances have confirmed that they will consider a FSRU as a vessel for the purpose of providing insurance. For FSRU and FLNGs, we have also arranged an additional comprehensive general liability insurance/extended contractual liability insurance. This type of insurance is common for offshore operations and is in addition to the P&I insurance.

The Gimi is currently undergoing conversion from a LNG carrier to a FLNG and is insured under a building risks policy obtained by the shipyard. We have also obtained for additional comprehensive general liability insurance/extended contractual liability insurance in preparation for her sail away to the site where she will be situated off the coast of Senegal and Mauritania. We are also currently over-seeing the site commissioning and hook-up services for the Snam owned Golar Tundra offshore Italy and have obtained for contractual liability insurance.

Our operations utilize a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership to emergency response organizations. We expect to benefit from our commitment to safety and environmental protection, as certain of our subsidiaries assist us in managing our vessel operations. Golar Management AS renewed its ISO 9001 certification for a quality management system, ISO 14001 certification for an environmental management system and ISO 45001 certification for an occupational health and safety management system in June 2022 and is certified in accordance with the IMO’s International Safety Management (“ISM”), on a fully integrated basis.

Classification, Inspection and Maintenance

Our vessels are “classed” by a classification society. A classification society certifies that the vessel has been built and is maintained in accordance with the rules of the vessel's country of registry (flag state) and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society to ensure continuing compliance. The class certificates are renewed every five years. If any defects are found during any of the regular and extraordinary surveys, the classification surveyor will issue a “condition to class” or “condition to authority”.

All insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. Golar Arctic is certified by the American Bureau of Shipping and the FLNG Hilli is certified by Det Norske Veritas. Both societies are members of the International Association of Classification Societies. All of our vessels have been awarded ISM certification and are currently “in class” except for the Gimi, currently in Keppel's shipyard in Singapore for her conversion into a FLNG, and the Gandria currently in layup.

We carry out inspections of our vessels on a regular basis. These inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Environmental and Other Regulations

General

Our business and the operation of our vessels are subject to various international treaties and conventions and to the applicable local national and subnational laws and regulations of the countries in which our vessels operate or are registered. Such laws and regulations cover a variety of topics, including but not limited to air pollution, water pollution, waste management, protection of natural resources and protection of worker health and safety, and might require us to obtain governmental permits and authorizations before we may conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.

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

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of our vessels are described below. Other countries, including African countries and member countries of the E.U., in which we operate or in which our vessels are registered have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. Commencing in July 2022, we began outsourcing the technical management services for our LNG carriers to CoolCo which is certified in accordance with the IMO standard for International Safety Management (“ISM”) and operates in compliance with the International Standards Organization (the “ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our LNG carriers. Our wholly owned subsidiary, Golar Management AS, also provides these services for FLNG Hilli.

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

Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”), published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code and each of our conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on July 1, 2004, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. We outsourced the technical management services for our LNG vessels to a CoolCo subsidiary which has developed security plans and appointed and trained ship and office security officers. Our wholly owned subsidiary, Golar Management AS, also provides these services for our FLNG vessel. In addition, all of our trading vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the Maritime Transportation Security Act (“MTSA”).

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

Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% allowable sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous 3.5% sulfur cap. The 0.5% sulfur cap is generally referred to as IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Our operating vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn gas only in their boilers when alongside a berth. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new diesel engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.

Even more stringent sulfur emission standards apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee (“MEPC”), as discussed in the “U.S. Clean Air Act” below. These areas include certain coastal areas of North America and the United States Caribbean Sea. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit in areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments were formally adopted at MEPC 76 in June 2021. We have obtained Anti-fouling System Certificates for all of our trading vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

The limits of OPA liability are the greater of $2,300 per gross ton or $19.9 million for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which as defined in CERCLA does not include oil. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $5.0 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard (“USCG”) evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our ship owning subsidiaries and affiliates that has vessels trading in U.S. waters has applied for and obtained from the USCG National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the USCG for each of our vessels that is required to have one.

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

 Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution Damage 2001, (the “Bunker Convention”), an International treaty, entered into force on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I clubs in the International Group issue the required Bunker Convention “Blue Cards” provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our trading vessels have received “Blue Cards” from their P&I club and are in possession of a Civil Liability Convention (“CLC”) State-issued certificate attesting that the required insurance cover is in force.

Clean Water Act and National Invasive Species Act

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The EPA and USCG have also enacted rules relating to ballast water discharge for all vessels entering or operating in United States waters. Compliance requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

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

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA was directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, bio fouling management and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. The 2013 VGP was scheduled to expire in December 2018, however, under VIDA the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place, which remain outstanding. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

b. National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February 2016, the USCG issued a new rule amending the USCG’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.

E.U. Regulations

In October 2009, the E.U. amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The E.U. also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labor Organization

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

Currently, emissions of GHGs from international shipping are not subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the E.U. has initiated action and is pursuing a strategy to integrate maritime emissions into the overall E.U. strategy to reduce GHG emissions. In 2013, the European Commission initiated a three-step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using E.U. ports, (ii) establishment of GHG reduction targets for the sector, and (iii) implementation of further measures, including market-based measures such as emissions trading, in the medium to long term. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and called for action by either the IMO or the E.U. to address emissions from the international transport sector from 2023. The first step of the three-step strategy initiated in 2013 was addressed with a E.U. regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions and other information. In 2022, the European Parliament and Council reached a provisional political agreement on legislative proposals that would include GHG emissions from large vessels in the EU emissions trading system and include methane emissions in monitoring, reporting and verification requirements applicable to vessels. Vessels would be required to gradually surrender allowances for verified emissions under the emissions trading system: 40% from 2024, 70% from 2025, and 100% in 2026. This proposal, part of the broader “Fit for 55” climate package, is not yet finalized. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reductions of annual average carbon dioxide emissions of all ships during operation by at least 40% relative to 2008 levels, by 2030, and apply even deeper cuts by 2050.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption, with the first year of data collection having commenced on January 1, 2019. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. MEPC subsequently adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC is also looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool (“IMO GHG Strategy”). The IMO GHG Strategy has established a goal of a reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008, and by at least 50% by 2050 compared to 2008.

In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) or above rating. This regulatory approach is expected to be consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. MEPC adopted these amendments to MARPOL Annex VI in June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 2023. At the same meeting, MEPC announced plans to revise the IMO GHG Strategy to establish stronger targets, with an aim to adopt a revised strategy at the MEPC meeting in Spring 2023.

An increasing number of financial institutions have also established policies or commitments to reduce emissions associated with their portfolios. In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In late 2020, the United States Federal Reserve announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Subsequently, the United States Federal Reserve has issued a statement in support of the efforts of the NGFS to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. In 2022, the United States Federal Reserve announced that six of the U.S.’s largest banks would take part in a pilot climate scenario analysis, expected to conclude at the end of 2023. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development, production, liquefaction, or related activities, which may ultimately reduce demand for our services. Additionally, the Commission has published proposed rules requiring climate disclosures. Although the final form and substance of these requirements is not yet known, this may result in additional future costs and human resources, to comply with any such disclosure requirements.

In the U.S., the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior (“DOI”). These regulations may include restrictions on certain oil & gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Notably, the U.S. rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. At the international level, at COP 26, the U.S. and E.U. jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.

In 2022, the U.S. Congress passed the Inflation Reduction Act of 2022, which appropriates significant federal funding for renewable energy initiatives and establishes the first ever federal methane fee on sources required to report their GHG emissions to the EPA. The methane fee could increase costs for oil and gas operations and adversely impact the operations of our customers, which may reduce demands for our services. Additionally, the provisions supporting renewable energy development could accelerate the transition of the economy away from the use of fossil fuels and towards lower- or zero-carbon alternatives, which could also reduce demand for oil and gas and consequently adversely affect the business of our customers, reducing demand for our services.

Any passage of climate control legislation or other regulatory or policy initiatives by the IMO, the E.U., the United States, or other countries where we operate, or any treaty adopted at the international level that restricts emissions of GHGs from vessels, could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Other Regulations

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, including liquefied gases. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In July 2019, South Africa became the 5th state to ratify the protocol. At least 7 more states must ratify or accede to the treaty for it to enter into effect.

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

C.            Organizational Structure

For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report and note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli LLC, Hilli Corp and Gimi MS.

D.            Property, Plant and Equipment

For information on our fleet, please see the section of “Item 4B. Business Overview”.

We do not own any interest in real estate. As of December 31, 2022, we lease the following office spaces: 10,700 square feet in London, England; 32,000 square feet in Oslo, Norway; 4,200 square feet in Kuala Lumpur, Malaysia; 2,500 square feet in Hamilton, Bermuda; and 2,100 square feet of office space in Douala, Cameroon.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 4. Information on the Company” and our consolidated financial statements and notes thereto, included herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information - D. Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Significant Developments since January 1, 2023

Financing

(i)    Dutch Title Transfer Facility (“TTF”) linked commodity swap derivatives

In January 2023, we entered into new commodity swaps to effectively unwind the majority of our previous 2023 and 2024 TTF linked commodity swap arrangements and regain full market exposures to the TTF prices, as follows:

•100% of the March 2023 to December 2023 TTF linked commodity swaps unwound at $21.80/MMBtu resulting in a net gain of $28.20/MMBtu, equivalent to $75.8 million that will be received in monthly installments between March and December 2023; and
•50% of January 2024 to December 2024 TTF linked commodity swaps unwound at $20.55/MMBtu resulting in a net gain of $30.65/MMBtu, equivalent to $49.5 million that will be received in twelve monthly installments from March 2023 to December 2024.

(ii)    Divestment of our NFE investment

In January and February 2023, we sold 1.2 million of our NFE Shares raising net proceeds of $45.6 million.

In February 2023, we agreed to acquire NFE’s common units of Hilli LLC (which represents 50% of the Hilli LLC common units outstanding), which owns the FLNG Hilli, in exchange for our remaining 4.1 million NFE Shares and $100.0 million cash. Although ownership and title to the common units was transferred to us on closing date, March 15, 2023, we acquired the distribution rights from the repurchased common units with retrospective effect from January 1, 2023. Upon the closing of the acquisition, our effective interest in the currently contracted FLNG Hilli earnings is as follows:

•94.55% of common units that receive tolling related fees relating to trains 1 and 2, and 5% of TTF linked gas related fees;
•89.1% of Series A Special units that receive Brent linked crude oil related fees; and
•89.1% of Series B Special units that receive 95% of TTF linked gas related fees.

(iii)    Sale of our CoolCo shares

In February 2023, we sold 4.5 million CoolCo Shares for NOK 130/share, raising net proceeds of $55.8 million.

(iv)    Partial buyback of Unsecured Bonds

In March 2023, we repurchased 4.5 million of the Unsecured Bonds for a total consideration of $4.6 million inclusive of accrued interest.

FLNG business development

In February 2023, we secured an option to acquire a 148,000 cubic meter moss design LNG carrier for a Mark II FLNG. A non-refundable payment of $5.0 million was paid in February 2023, which, subject to the option being exercised in the second quarter of 2023, will be deducted from the agreed $77.5 million purchase price. Significant progress has been made with the conversion shipyard, procurement of long lead items and financing.

Factors Affecting Our Future Results of Operations and Financial Condition

Our historical results of operations may not be indicative of our future results of operations which may be principally affected for the following reasons:

•Timely completion of the Gimi FLNG conversion and customer acceptance. The Gimi conversion project is 92.5% technically complete as of March 17, 2023. The FLNG conversion requires highly specialized contractors and is subject to risk of delay or default by shipyard or other factors outside our or the shipyard’s control such as COVID-19, labor shortages, supply chain disruptions or timing of various project infrastructure delivery to site. Further, we are required to meet certain obligations under the GTA Project, including the delivery schedules and performance specifications. In the event the shipyard, the customer or us are unable to perform under the terms of the respective construction agreements or the LOA, it may adversely impact our results of operations, our future cash flows owing to delays in unlocking our Adjusted EBITDA backlog, breach certain bank covenants which will obligate us to repay the outstanding debt principal and associated interest and penalties and harm our reputation as a FLNG company.

•Utilization of FLNG Hilli and future redeployment. In July 2022, the Customer exercised its option to increase the annual capacity utilization of FLNG Hilli to 1.4 million tons from January 2023 to the end of the LTA in July 2026. In late 2022, due to a combination of upstream technical issues and maintenance works, FLNG Hilli had a production shortfall for the 2022 contract year. We have agreed in principle with the Customer that the 2022 production shortfall will be compensated through overproduction in contract year 2023, subject to documentation and execution of Amendment 4 to the LTA. In the event FLNG Hilli is unable to meet its contracted capacity in a given year, if LTA Amendment 4 is not duly executed, or if we fail to secure a new contract once her current contract ends in July 2026, our earnings and cash flows will be adversely affected.

•Acquisition of additional interest in Hilli LLC. The acquisition of NFE’s equity interest in the Common Units which closed on March 15, 2023 is expected to increase our share of the cash flow generation from FLNG Hilli’s existing contract ending in July 2026.

•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments, which includes oil and gas derivatives, commodity swaps and interest rate swaps, are included in our net income. These changes may fluctuate significantly as interest rates, foreign exchange rates and the price of commodities fluctuate.

•Conversion and deployment of Mark II FLNG. We have entered into agreements for engineering services and materials and an option to purchase a LNG carrier for a future conversion of one of our Mark II FLNG design without a firm customer in place. Should the future deployment opportunities require additional bespoke specifications, we may incur significant unplanned project costs which could adversely affect our cash flows and the timeliness of our ability to realize the full potential of this asset and maximize returns of our investment.

~~•~~Risk of breach of certain debt covenants. Our loan agreements and lease financing arrangements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current portion of long-term debt), minimum levels of stockholders’ equity and maximum loan amounts to value. If certain covenants are breached, we may be required to make further principal repayments ahead of our loan maturity which would reduce our available cash.

•Our vessels’ net book value may be impaired. Our current results include an impairment charge following the Golar Arctic’s entry into a sale and purchase agreement with Snam in the second quarter of 2022. The remaining vessels in our fleet are reviewed for impairment whenever events or changes in circumstances, such as a sale of one or more of our vessels, which may indicate that the carrying amount may not be recoverable. In assessing the recoverability of our long-lived assets’ carrying amounts, we make assumptions regarding estimated undiscounted future cash flows, such as the vessels’ economic useful life and estimates in respect of residual or scrap value. If the market value of our vessels declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations and financial condition.

•We have retroactively adjusted the presentation of our results following the CoolCo Disposal and the disposal of our subsidiary that owned Golar Tundra. The disposals of CoolCo (the “CoolCo Disposal”) and our subsidiary that owned Golar Tundra (the “TundraCo Disposal” and collectively with the CoolCo Disposal, the “Disposal Group”) during the year, as discussed in note 14 “Assets and liabilities held for sale and discontinued operations” of the consolidated financial statements, both met the criteria for presentation as held-for-sale and as discontinued operations. Consequently, we have retrospectively adjusted the assets, liabilities, results of operations and cashflows of the Disposal Group as discontinued operations.

•The ongoing conflict between Russia and Ukraine could have material adverse effects on our business, results of operations, or financial condition. The ongoing conflict between Russia and Ukraine, in addition to sanctions announced as of March 2023 by the U.S. and several European and world leaders and nations against Russia and any further sanctions, may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of the ongoing conflict between Russia and Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

Please see the section of this Annual Report entitled “Item 3. Key Information - D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms

We use a variety of financial and operational terms when analyzing our performance. These include the following:

Liquefaction services revenue. The provision of liquefaction services capacity is considered a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied and applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Amounts of overproduction or underutilization are considered variable consideration, estimated and recognized using the output method to the extent it is probable that a significant reversal will not occur.

FLNG tariff, net. FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains on deferred revenues, the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. Management believes that FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP. See the section of this Item 5 entitled “A. Operating Results” included herein for a reconciliation of FLNG tariff, net to total operating income, the most comparable U.S. GAAP financial measure.

Adjusted EBITDA. Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income/(loss) before net (loss)/income from discontinued operations, net income/(losses) from equity method investments, income taxes, other financial items net, net gains/(losses) on derivative instruments, interest expense, interest income, net other non-operating income/(losses), realized and unrealized mark-to-market gain/(losses) on our investment in listed equity securities, unrealized movements on the oil and gas derivative instruments, impairment of long-lived assets and depreciation and amortization. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing the comparability of our total performance from period to period against the performance of other companies. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP. See the section of this Item 5 entitled “A. Operating Results” included herein for a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure.

Adjusted EBITDA backlog. Adjusted EBITDA backlog is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

See note 2 “Basis of preparation and significant accounting policies” of our consolidated financial statements included herein for further details.

A. Operating Results

The historical results in relation to our recent disposals has been presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Throughout this annual report on Form 20-F, unless otherwise indicated, the amounts and activities are presented on a continuing operations basis. See note 6 “Segment information” and note 14 “Assets and liabilities held for sale and discontinued operations” of the consolidated financial statements included herein for additional information on our segments and discontinued operations.

Reconciliations of the 2022, 2021 and 2020 consolidated net income/(loss) to Adjusted EBITDA are as follows:

	December 31,
(in thousands of $)	2022	2021	2020
Net income/(loss)	939,057	560,615	(167,930)
Income taxes	(438)	1,440	579
Income/(loss) before income taxes	938,619	562,055	(167,351)
Depreciation and amortization	51,712	55,362	55,940
Impairment of long-term assets	76,155	—	—
Unrealized (gain)/loss on oil and gas derivative instruments, net	(288,977)	(179,891)	45,100
Realized and unrealized (gains)/losses on our investment in listed equity securities	(400,966)	295,777	—
Other non-operating (income)/losses, net	(11,916)	66,027	(5,682)
Interest income	(12,225)	(128)	(1,479)
Interest expense	19,286	34,486	39,182
(Gains)/losses on derivative instruments, net	(71,497)	(24,348)	52,423
Other financial items, net	5,380	(693)	557
Net (income)/losses from equity method investments (1)	(19,041)	(1,080)	537
Net loss/(income) from discontinued operations	76,450	(625,389)	142,912
Adjusted EBITDA	362,980	182,178	162,139
(1) Please refer to the individual reportable segments below for discussions on net income/(loss) from equity method investments.

Discussed below are our financial statement line items of our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020 that are not covered by the segmental analysis presented later in this section:

Depreciation and amortization: Depreciation and amortization decreased by $3.7 million in 2022 compared to 2021. This is primarily due to a decrease in depreciation charge in Golar Arctic for the year ended December 31, 2022 compared to the same period in 2021 as a result of $76.2 million impairment charge on Golar Arctic in May 2022 (see below for further details).

The depreciation and amortization in 2021 is comparable to 2020.

Impairment of long-lived assets: The impairment charge of $76.2 million is associated with our LNG carrier, the Golar Arctic. In May 2022, we entered into agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU (“Arctic SPA”) subject to receipt of notice to proceed. Although the sale is not expected to close until 2025, the agreement with Snam triggered an immediate impairment test. As the carrying value of the vessel exceeded the price that a market participant would pay for the vessel at the measurement date, we impaired the vessel. The fair value was based on average broker valuations as of the measurement date, which represents the exit price of the vessel in the principal LNG carrier sales market.

There was no comparable impairment charge recognized for the same period in 2021 and 2020.

Unrealized gain/(loss) on the oil and gas derivative instruments:

	December 31,
(in thousands of $)	2022	2021	2020
Unrealized gain on FLNG Hilli’s gas derivative instrument	121,959	51,286	—
Unrealized MTM adjustment for commodity swap derivatives	111,703	1,665	—
Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument	55,315	126,940	(45,100)
Unrealized gain/(loss) on oil and gas derivative instruments, net	288,977	179,891	(45,100)

•Unrealized gain on FLNG Hilli’s gas derivative instrument: In July 2022, the Customer exercised the option to increase the annual capacity utilization of FLNG Hilli by 0.2 mtpa for the period from January 2023 to the end of the term of the LTA in July 2026, which together with the 0.2 mtpa annual capacity increase for the 2022 contract year (both pursuant to LTA Amendment 3 entered into in July 2021), bringing total annual base capacity to 1.4 mtpa from January 2022 to the end of the LTA in July 2026. This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 million tons of LNG incremental capacity to the end of the LTA which is linked to the TTF gas prices and forecast Euro/USD exchange rates. The increase of $70.7 million in 2022 compared to 2021 was primarily driven by the volatility in the future TTF linked gas price curves over the LTA’s remaining term.

There was no comparable derivative instrument recognized in 2020.

•Unrealized MTM adjustment for commodity swap derivatives: In 2021, we entered into commodity swaps to hedge our exposure to the TTF linked earnings (100% of which attributable to Golar). The increase of $110.0 million unrealized MTM gain in 2022 compared to 2021, was due to an increase in exposure and volatility in the future TTF linked gas price curves.

There were no comparable derivative instrument recognized in 2020.

•Unrealized gain on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor to the end of the LTA. The decrease of $71.6 million in unrealized gain in 2022 compared to the unrealized gain in 2021 and the increase of $172.0 million unrealized gain in 2021 compared to unrealized loss in 2020, were largely driven by the volatility in the future Brent linked crude oil price curves over the LTA’s remaining term.

Realized and unrealized gains/(losses) on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the NFE Shares received in April 2021 as part consideration for the disposal of our former equity method investment in Hygo. In 2022, we sold 13.3 million of our NFE Shares at a price range between $40.80 and $58.29 per share for aggregate consideration of $625.6 million, inclusive of $3.8 million fees, which resulted in realized MTM gains of $50.1 million. Further, in 2022 and 2021, we recognized $350.9 million unrealized MTM gains and $295.8 million unrealized MTM losses, respectively due to a significant increase in the NFE share prices to $42.42/share at December 31, 2022, compared to $24.14/share for the same period in 2021.

There were no comparable listed equity securities recognized in 2020.

Other non-operating income/(losses), net:

	December 31,
(in thousands of $)	2022	2021	2020
UK tax lease liability	7,148	(71,739)	—
Dividend income from our investment in listed equity securities	4,768	5,588	—
Gain on disposal of LNG Croatia	—	—	5,682
Others	—	124	—
Other non-operating income/(losses), net	11,916	(66,027)	5,682

•U.K. tax lease liability: In 2021, we reached a settlement with the U.K. tax authorities (“HMRC”) in relation to the legacy U.K. tax lease inquiry with the HMRC and recognized $71.7 million liability. In 2022, we settled our liability to the HMRC in full of $66.4 million, inclusive of fees, released the remaining liability recognized of $5.3 million and recognized a foreign exchange movement of $1.8 million.

There was no comparable liability recognized in 2020.

•Dividend income from our investment in listed equity securities: This reflects the dividend income received in relation to our NFE Shares. The decrease of $0.8 million dividend income is mainly due to fewer NFE Shares owned of 5.3 million shares at December 31, 2022, compared to 18.6 million NFE Shares for the same period in 2021.

There was no comparable dividend income recognized in 2020.

•Gain on disposal of LNG Croatia: In 2019, we entered into agreements with LNG Hrvatska d.o.o. (“LNG Hrvatska”) relating to the conversion and subsequent sale of the converted carrier, LNG Croatia. In 2020, the converted FSRU, LNG Croatia was accepted by LNG Hrvatska and we recognized a gain on disposal of $5.7 million which was comprised of cash proceeds of $193.3 million, partially offset by the carrying value of the converted vessel of $187.6 million.

There was no comparable gain recognized in 2022 and 2021.

Interest income: The increase in interest income of $12.1 million in 2022 compared to 2021 was primarily due to the increase in short-term money market deposits of $634.2 million at December 31, 2022, compared to $nil for the same period in 2021.

The decrease in interest income of $1.4 million in 2021 compared to 2020 was primarily due to the decrease in the return on our collateral held in relation to the Margin Loan facility and the conversion of LNG Croatia which were released following the repayment of the Margin Loan facility in December 2020 and acceptance of LNG Croatia in January 2021, respectively.

Interest expense: The decrease in net interest expense of $15.2 million in 2022 compared to 2021 was primarily due to:

•$30.5 million net decrease in interest expense, including amortization of deferred finance charges was driven by the redemption of our convertible senior unsecured notes in February 2022 and the repayments of the Corporate Revolving Credit Facility in November 2022 and the Revolving Credit Facility (“RCF”) in November 2021;
•$5.7 million increase in capitalized interest expense on our borrowing cost in relation to our qualifying investment in our asset under development, the Gimi; and
•$21.1 million net increase in interest expense driven by our $300.0 million senior unsecured bonds (“Unsecured Bonds”) which closed in October 2021 and higher LIBOR on the debt facility of our consolidated lessor VIE.

The decrease in net interest expense of $4.7 million in 2021 compared 2020, was due to:

•$9.7 million net decrease in interest expense, including amortization of deferred finance charges driven by the repayment of the Golar Viking facility, the Margin Loan facility and the Term Loan Facility in December 2020;
•$8.6 million decrease in interest expense on the loan facilities including our consolidated lessor VIE following scheduled capital repayments in 2021;
•$9.6 million net increase in interest expenses driven by the Unsecured Bonds and the RCF entered in October 2021 and December 2020, respectively; and

•$4.0 million decrease in capitalized interest on borrowing costs in relation to our qualifying investments, including Avenir and the LNG Croatia FSRU conversion.

Gains/(losses) on derivative instruments, net:

	December 31,
(in thousands of $)	2022	2021	2020
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	72,269	27,016	(38,601)
Net interest expense on undesignated IRS derivatives	(772)	(2,908)	(6,215)
Foreign exchange gain/(loss) on terminated undesignated foreign exchange swaps	—	240	(2,556)
Unrealized MTM adjustment for equity derivatives	—	—	(5,051)
Gains/(losses) on derivative instruments, net	71,497	24,348	(52,423)

•Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of December 31, 2022, 2021 and 2020, we have an IRS portfolio with a notional amount of $740.0 million, $505.0 million and $597.5 million, respectively, none of which are designated as hedges for accounting purposes. The increase of $45.3 million in 2022 compared to 2021 was driven by the increase in the long-term swap rates, increase in the notional values of our swap portfolio and fair value adjustments reflecting our creditworthiness and that of our counterparties. The $65.6 million movement in 2021 compared to 2020 was driven by increase in the long-term swap rates, partially offset by a decrease in the notional values of our swap portfolio and fair value adjustments reflecting our creditworthiness and that of our counterparties.

•Net interest expense on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The decrease in net interest expense on undesignated IRS derivatives of $2.1 million in 2022 compared to 2021 and $3.3 million in 2021 compared to 2020 were largely driven by the movements in the LIBOR.

•Foreign exchange gain/(loss) on terminated undesignated foreign exchange swaps: This reflects the net foreign exchange exposure in relation of our foreign exchange swaps. In 2020, we entered a foreign exchange swap that fixed our USD/Euro foreign exchange exposure which matured in 2021 and recognized a gain of $0.2 million compared to a loss of $2.6 million in 2020 due to the unfavorable exchange rate of the Euros against the U.S. dollar.

There were no comparable foreign exchange swaps entered into in 2022.

•Unrealized MTM adjustment for equity derivatives: In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Program (“Total Return Swap”) or Equity Swap Line with third party banks, in connection with a share buyback scheme. In February 2020, we purchased the remaining 1.5 million of our shares and 0.1 million of Golar Partners’ common units underlying the return swap which terminated the Total Return Swap. The equity swap derivatives MTM adjustment resulted in a net loss of $5.1 million, recognized in the year ended December 31, 2020.

There were no comparable equity derivatives entered into in 2022 and 2021.

Other financial items, net:

	December 31,
(in thousands of $)	2022	2021	2020
Financing arrangement fees and other related costs	(9,340)	(1,201)	(1,409)
Amortization of debt guarantees	2,657	2,569	4,111
Foreign exchange gain/(loss) on operations	1,598	(384)	(3,107)
Other	(295)	(291)	(152)
Other financials items, net	(5,380)	693	(557)

•Financing arrangement fees and other related costs: The increase in financing arrangement fees and other related costs of $8.1 million in 2022 compared to 2021 was due to:
•$4.9 million write-off of deferred finance charges and expenses in relation to our undrawn corporate bilateral facility, the availability of which expired in June 2022;

•$2.3 million loss on extinguishment in relation to the redemption of $140.7 million of our Unsecured Bonds; and
•$1.4 million commitment fee in relation to the undrawn portion of the Corporate RCF which was cancelled in November 2022.

The financing arrangement fees and other related costs in 2021 was comparable to 2020.

•Amortization of debt guarantees: This relates to fees earned from debt guarantees provided. The decrease of $1.5 million in 2021 compared to 2020 was driven by a decrease in various debt guarantees provided.

The amortization of debt guarantees in 2022 was comparable to 2021.

•Foreign exchange gain/(loss) on operations: The increase of $2.0 million gains in 2022 compared to 2021 and $2.7 million gains in 2021 compared to 2020 were driven by the favorable foreign exchange movements against the U.S. dollar.

Net income/(losses) from equity method investments: This represents our share of earnings from our equity accounted investments in ECGS, Avenir, CoolCo and Aqualung. The increase in net income/(losses) from equity method investments of $18.0 million in 2022 compared to 2021 was mainly due to our share in the net earnings of CoolCo of $23.8 million and a $0.4 million gain on disposal of 8.0 million of our CoolCo shares in 2022.

The increase in net income/(losses) from equity method investments of $1.6 million in 2021 compared to 2020 was due to our share in the net earnings of Avenir of $1.2 million in 2021 compared to the net losses of $0.2 million in 2020.

Net (loss)/income from discontinued operations: This relates to the CoolCo Disposal, the TundraCo Disposal, and Golar Partners and Hygo Disposals, which are discussed in more detail in note 14 “Assets and liabilities held for sale and discontinued operations” of the consolidated financial statements:

	December 31,
(in thousands of $)	2022	2021	2020
The CoolCo Disposal
(Loss)/income from discontinued operations	(194,500)	54,534	36,699
Loss on disposal	(10,060)	—	—
Net (loss)/income from discontinued operations	(204,560)	54,534	36,699

(Loss)/income from discontinued operations: The increase in the loss from discontinued operations of $249.0 million in 2022 compared to 2021 was primarily due to the impairment of $218.3 million on the LNG carriers following their classification as held-for-sale and reduced earnings from the LNG carriers given the disposals were completed in April 2022, compared to a full year of earnings in 2021.

The increase in the income from discontinued operations of $17.8 million in 2021 compared to 2020 was primarily due to lower commercial waiting time of 23 days and higher average daily charter rates of $52,900 per day, compared to 318 days and $48,900 per day, respectively.

Loss on disposal: This comprised of carrying values of the assets and liabilities disposed of amounting to $355.4 million, partially offset by the proceeds received in the form of $218.2 million cash and $127.1 million worth of CoolCo shares.

There is no comparable loss recognized in 2021 and 2020.

	December 31,
(in thousands of $)	2022	2021	2020
The TundraCo Disposal
Income/(loss) from discontinued operations	4,880	2,806	(3,622)
Gain on disposal	123,230	—	—
Net income/(loss) from discontinued operations	128,110	2,806	(3,622)

Income/(loss)from discontinued operations: The increase in income from discontinued operations of $2.1 million in 2022 compared to 2021 was due to reduced depreciation expense as the disposal was completed in May 2022, compared to a full year of depreciation expense in 2021, which was partially offset by the acceleration of deferred financing charges when the vessel was sold.

The increase in income from discontinued operations of $6.4 million in 2021 compared to 2020 was due to higher earnings from the Golar Tundra due to her full utilization in 2021, compared to 120 off-hire days following her scheduled drydock in 2020.

Gain on disposal: This comprised of (i) total consideration received of $352.5 million, net of (ii) the net asset value of Golar LNG NB 13 Corporation (the subsidiary we sold which owned Golar Tundra) of $229.0 million and (iii) related disposal costs of $0.3 million.

There is no comparable loss recognized in 2021 and 2020.

	December 31,
(in thousands of $)	2021	2020
Golar Partners and Hygo disposals
Loss from discontinued operations	(6,892)	(175,989)
Gain on disposal	574,941	—
Net income/(loss) from discontinued operations	568,049	(175,989)

Loss from discontinued operations: The decrease in loss from discontinued operations of $169.1 million in 2021 compared to 2020 was primarily due to the impairment charge of $135.9 million on our investment in Golar Partners in 2020.

There is no comparable loss recognized in 2022.

Gain on disposal: This comprised of (i) total consideration received of $130.9 million in cash and $745.4 million of NFE Shares; (ii) release of our tax indemnity guarantee liability to Golar Partners of $2.0 million; (iii) a partial offset of the carrying values of our investment in affiliates disposed of amounting to $257.3 million as of April 15, 2021; (iv) realized accumulated comprehensive losses on disposal of investment in affiliates of $43.4 million; and (v) related disposal costs of $2.7 million.

There is no comparable loss recognized in 2022 and 2020. The following details our operating results and the resultant Adjusted EBITDA for our reportable segments for the years ended December 31, 2022, 2021 and 2020.

FLNG segment

This relates to activities of the FLNG Hilli and our other FLNG projects.

	December 31,
(in thousands of $)	2022	2021	2020
Total operating revenues	214,825	221,020	226,061
Realized gain on oil and gas derivative instruments	232,020	24,772	2,539
Vessel operating expenses	(58,583)	(51,195)	(52,104)
Voyage, charterhire and commission expenses	(600)	(600)	—
Administrative income/(expenses)	22	(241)	(1,672)
Project development expenses	(5,335)	(3,171)	(2,793)
Other operating losses	(15,417)	—	—
Adjusted EBITDA	366,932	190,585	172,031

	December 31,
(in thousands of $)	2022	2021	2020
Other Financial Data:
Total operating revenues	214,825	221,020	226,061
Vessel management fees and other revenues	(855)	—	—
Liquefaction services revenue	213,970	221,020	226,061
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, underutilization adjustment (1), accrued overproduction revenue and other	(6,077)	(16,520)	(21,560)
Realized gain on oil and gas derivative instruments, net	232,020	24,772	2,539
FLNG tariff, net	439,913	229,272	207,040
(1) Due to a production shortfall of the FLNG Hilli for the contract year 2022, we recognized a non-current contract liability for this underutilization, capped in accordance with the LTA, of $35.8 million, which is payable in the form of an offset against our final invoice at the end of the LTA in July 2026. In 2023, we have agreed in principle LTA Amendment 4 with our Customer, that the underutilization liability arising from production shortfall in contract year 2022 is to be compensated through overproduction in contract year 2023, however this amendment to the LTA as not yet been executed.

Total operating revenues:

	December 31,
(in thousands of $)	2022	2021	2020
Base tolling fee	204,501	204,501	204,501
Amortization of deferred commissioning period revenue	4,120	4,120	4,220
Amortization of Day 1 gains	22,608	9,712	9,950
(Underutilization)/overproduction	(20,089)	3,249	7,965
Incremental base tolling fee	5,000	—	—
Other	(1,315)	(562)	(575)
Total operating revenues	214,825	221,020	226,061

•Base tolling fee: Under the terms of the LTA, we invoice and recognize base tolling fees up to the contracted annual base capacity so long as actual production is 95% of the contracted base capacity, provided that there are no services unavailability considered our fault in a given contract year.

•Amortization of Day 1 gains: This relates to the amortization of the FLNG Hilli’s deferred Day 1 gains on the oil and gas derivative instruments. In July 2021, we entered into LTA Amendment 3 whereby the contracted capacity of Hilli increased by 0.2 million tons of LNG to 1.4 million tons of contracted capacity for contract year 2022. This resulted into the recognition of the TTF linked Day 1 gain of $28.3 million, amortized over one year given the Customer had not exercised the option to maintain the increased annual contracted volume of 1.4 million tons from January 2023 until July 2026 (the “2023+ expansion capacity”). In July 2022, the Customer exercised the 2023+ expansion capacity resulting to the extension to the initial amortization profile of the TTF linked Day 1 gain until July 2026.

The amortization of Day 1 gains in 2021 is comparable to 2020.

•(Underutilization)/overproduction: In March 2021, we signed an agreement with the Customer (“LTA Amendment 2”), amending the LTA contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (‘overproduction’ or ‘underutilization’, respectively), commencing from the 2019 contract year. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA.

For the LTA contract year 2022, due to a combination of upstream technical issues and maintenance works, we recognized underutilization of $35.8 million, which is bifurcated on our consolidated statement of operations presentation, as reductions to the “Liquefaction services revenue” and “Other operating income” financial statement line items, amounting to $20.1 million and $15.7 million, respectively. The decrease in overproduction revenue of $4.7 million in 2021 compared to 2020 was primarily due to overproduction in excess of the contracted annual base capacity for 2019 of $5.1 million, which was invoiced and recognized in 2020, pursuant LTA Amendment 2.

•Incremental base tolling fee: As discussed above, in July 2022 the Customer exercised its option to increase the annual capacity utilization of FLNG Hilli by 0.2 million tons of LNG, which when combined with the incremental 0.2 mtpa for the 2022 contract year that was contracted pursuant to entry into LTA Amendment 3 in July 2021, brings total annual base capacity to 1.4 million tons from January 1, 2022 to the end of the LTA in July 2026. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized in “Realized and unrealized gain/(loss) on oil and gas derivative instruments”, in the consolidated statements of operations.

•Other: The increase in other of $0.8 million in 2022 compared to 2021, is due to $1.6 million demurrage costs incurred as a result of FLNG Hilli’s extended maintenance window offset by $0.9 million revenue from an FLNG study for a third party, recognized for the year ended December 31, 2022.

Others in 2021 was comparable to 2020.

Realized gain on oil and gas derivative instrument:

	December 31,
(in thousands of $)	2022	2021	2020
Realized gain on FLNG Hilli’s gas derivative instrument	139,929	—	—
Realized gain on FLNG Hilli’s oil derivative instrument	110,696	24,772	2,539
Realized MTM adjustment on commodity swap derivatives	(18,605)	—	—
Realized gain on oil and gas derivative instruments, net	232,020	24,772	2,539

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF and the Euro/USD foreign exchange movements. The gain of $139.9 million in 2022 was driven by the increase in TTF prices based on one-month look-back average price of €132.0 and average Euro/USD rate of 1.056.

There were no comparable gains recognized in 2021 and 2020.

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The increase of $85.9 million in 2022 compared to 2021 and $22.3 million gain in 2021 compared to 2020 were driven by the increasing three-month look-back average oil prices of $99.76/barrel, $65.35/barrel and $44.77/barrel for 2022, 2021 and 2020, respectively.

•Realized MTM adjustment for commodity swap derivatives: In 2021, we entered into commodity swaps to hedge our exposure to a portion of FLNG Hilli's tolling fee that is linked to the TTF index pursuant to the LTA Amendment 2 (100% of which were attributable to Golar). The $18.6 million loss in 2022 was driven by increasing TTF prices.

There was no comparable MTM adjustment recognized in 2021 and 2020.

FLNG Tariff, net: The increase in FLNG Tariff, net of $210.6 million in 2022 compared to 2021, is primarily due to the commencement of the 0.2 million tons increased contracted base capacity option for FLNG Hilli, exercised by the Customer pursuant to LTA Amendment 3 in July 2021 and the increase in the three-month look-back average Brent linked crude oil prices.

The increase in FLNG Tariff, net of $22.2 million in 2021 compared to 2020, was primarily due to the increase in the three-month look-back average Brent linked crude oil prices.

Vessel operating expenses: The increase in vessel operating expenses of $7.4 million in 2022 compared 2021 was primarily due to:

•$3.5 million increase in repair costs following planned maintenance window; and
•$3.1 million increase in crew costs given the 2021 costs were suppressed by the release of crew taxes accruals following the finalization of the 2020 local tax return in 2021.

The decrease in vessel operating expenses of $0.9 million in 2021 compared to 2020 was mainly due to a decrease of $2.2 million in crew costs following logistical restrictions brought about by COVID-19, partially offset by $1.6 million increase in FLNG Hilli’s insurance costs and management fees.

Administrative income/(expenses): The decrease in administrative expenses of $1.4 million in 2021 compared 2020 was mainly due to the reclassification of FLNG Hilli’s and Gandria’s commercial management fees to voyage, charterhire and commission expenses in 2021.

Administrative income/(expenses) in 2022 was comparable to 2021.

Project development expenses: This comprised of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in the early exploratory stages. The increase in project development expenses of $2.2 million in 2022 compared to 2021 and $0.4 million in 2021 compared to 2020 were driven by an increasing focus to grow our FLNG portfolio, using the proceeds from our recent assets divestment.

Corporate and other segment
This relates to our activities including ship management, administrative and ship operation and maintenance services. We have offices in Bermuda, London and Oslo that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	December 31,
(in thousands of $)	2022	2021	2020
Total operating revenues	43,230	27,777	20,695
Vessel operating (expenses)/income	(6,578)	(12,119)	504
Voyage, charterhire and commission (expenses)/income	(34)	166	—
Administrative expenses	(38,224)	(34,913)	(32,068)
Project development (expenses)/income	(2,637)	507	(5,711)
Adjusted EBITDA	(4,243)	(18,582)	(16,580)

Total operating revenues: The increase in total operating revenues of $15.5 million in 2022 compared to 2021 was primarily due to:

•$14.4 million increase in service revenue in relation to the Development Agreement; and
•$0.9 million increase administrative services revenue in 2022, generated from services provided to certain parties, including CoolCo. There was no comparable revenue in 2021.

The increase in total operating revenues of $7.1 million in 2021 compared to 2020 was primarily due to:

•$10.8 million increase in vessel management fees billed pursuant to the Operation and Maintenance Agreement that we entered into with LNG Hrvastska (the “O&M Agreement”) for the FSRU LNG Croatia, which commenced in January 2021; and
•partially offset by $3.3 million decrease in vessel management fees charged to our former equity method investments, Golar Partners and Hygo.

Vessel operating (expenses)/income: The vessel operating expenses relates to the cost to operate and maintain the FSRU LNG Croatia under the O&M Agreement which commenced in January 2021. The decrease in vessel operating expenses of $5.5 million in 2022 compared to 2021 was due to the repair and maintenance works performed in 2021.

The increase in vessel operating expenses of $12.6 million in 2021 compared to 2020 was due to the commencement of the O&M Agreement from January 1, 2021. There were no comparable expenses for the same period in 2020.

Administrative expenses: The increase in administrative expenses of $3.3 million in 2022 compared to 2021 was due to:

•$4.8 million increase in professional fees in relation to the subcontracting of our contractual vessel management obligations to CoolCo (note 14.1 and note 28 of our consolidated financial statements included herein);
•$1.2 million increase in travel and corporate expenses following the easing of COVID-19 travel restrictions in 2022;
•$0.8 million increase in share options and restricted stock units (“RSUs”) expenses following additional awards in 2022; and
•partially offset by $3.5 million decrease in employee related costs as a result of corporate overhead streamlining exercise in 2021.

The increase in administrative expenses of $2.8 million in 2021 compared to 2020 was due to:
•     $4.5 million increase in corporate expenses including legal and professional fees, audit fees and employee related costs as a result of the corporate overhead streamlining exercise; and
•     partially offset by $1.8 million decrease in share options and RSUs expenses due to lesser share options awards which vested in 2021 and forfeitures of RSUs as a consequence of this corporate overhead streamlining exercise.

Project development (expenses)/income: The increase in project development expenses of $3.1 million in 2022 compared to 2021 was primarily due to professional fees and materials incurred in relation to Development Agreement with Snam. There was no comparable cost incurred in 2021.

The decrease in project development expenses of $6.2 million in 2021 compared to 2020 was primarily due to strategic initiatives in 2020 for corporate simplification, comprising of professional, legal and consultancy costs. There was no comparable cost incurred in 2021.

Shipping segment
This comprises of the operations of LNG transportation. We have historically operated and subsequently chartered out LNG carriers on fixed terms to customers.

	December 31,
(in thousands of $)	2022	2021	2020
Total operating revenues	9,685	11,476	14,632
Vessel operating expenses	(7,641)	(1,052)	(5,652)
Voyage, charterhire and commission expenses, net	(1,810)	(235)	(1,544)
Administrative income/(expenses)	102	(157)	(636)
Project development (expenses)/income	(45)	143	(112)
Adjusted EBITDA	291	10,175	6,688

Total operating revenues: The decrease in total operating revenues of $1.8 million in 2022 compared to 2021 was primarily due to higher commercial waiting time of 174 in 2022, compared to full utilization of the Golar Arctic in 2021.

The decrease in total operating revenues of $3.2 million in 2021 compared to 2020 was primarily due to the LNG Croatia entering the shipyard in late January 2020 for her conversion to a FSRU. There was no comparable revenue in 2021 as the LNG Croatia was sold to LNG Hrvatska following the completion of the conversion of the LNG Croatia in December 2020.

Vessel operating expenses: The increase in vessel operating expenses of $6.6 million in 2022 compared to 2021 was primarily due to 2021 vessel operating expenses being suppressed by the $5.3 million insurance receipt and $0.8 million higher operating cost for the Golar Arctic in 2022.

The decrease in vessel operating expenses of $4.6 million in 2021 compared to 2020 was primarily due to the $5.3 million insurance receipt in 2021 and $0.7 million lower operating cost for the Golar Arctic in 2020.

Voyage, charterhire and commission expenses, net: This comprised of charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses, net of $1.6 million in 2022 compared to 2021 was primarily due to $1.6 million of bunker consumption for the Golar Arctic relating to her commercial waiting time during 2022. There were no comparable costs incurred for the same period in 2021.

The decrease in voyage, charterhire and commission expenses, net of $1.3 million in 2021 compared to 2020 was primarily due $1.2 million of bunker consumption for the LNG Croatia prior to entering the shipyard for conversion to a FSRU. There was no comparable bunker consumption in 2021.

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry, and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, cash generated from operations, sales of vessels and investments and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding investment in the development of our project portfolio, funding working capital requirements, payment of dividends and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted within our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our working capital requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in GBP, NOK, Singapore Dollars, Euros and Central African Francs. We have used derivative instruments for interest rate, foreign currency and commodity risk management purposes.

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, contracted FSRU and FLNG conversion projects (Golar Tundra for Snam and Gimi for the LOA) and FLNG Mark II project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of December 31, 2022, we had cash and cash equivalents (including short-term deposits) of $1,012.9 million, of which $134.0 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of the Hilli LC by a financial institution in relation to the FLNG Hilli, $21.7 million cash belonging to the lessor VIE, $38.8 million in respect to the Arctic SPA and $11.5 million in respect of the LNG Hrvatska O&M Agreement. Refer to note 15 “Restricted Cash and Short-term Deposits” of our consolidated financial statements included herein for additional details.

Since December 31, 2022, significant transactions impacting our cash flows include:

Receipts of:
•$55.8 million of net proceeds from the sale of 4.5 million CoolCo shares in February 2023;
•$45.6 million of net proceeds from the sale of 1.2 million NFE Shares in January and February 2023;
•$16.4 million of scheduled receipts in relation to net settlement of our commodity swap arrangements;
•$11.1 million dividend receipt relating to our investment in NFE; and
•$1.4 million proceeds from First FLNG Holdings’ subscription of equity interest in Gimi MS.

Payments of:
•$100.0 million cash and 4.1 million NFE Shares, for the acquisition of NFE's common units of Hilli LLC in the FLNG Hilli;
•$15.2 million of additions to the asset under development, the Gimi;
•$26.8 million of capital expenditure on the Mark II FLNG, comprised of engineering services and long lead items;
•$10.7 million of scheduled loan and interest repayments;

•$5.0 million non-refundable payment to secure an option to acquire a suitable LNG carrier for 3.5 mtpa Mark II FLNG conversion; and
•$4.6 million to repurchase 4.5 million notional of the Unsecured Bonds, inclusive of accrued interest.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding future investments and our conversion projects and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing debt arrangements, and public and private debt or equity offerings.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	December 31,
(in thousands of $)	2022	2021	2020
Net cash provided by continuing operations	279,054	120,381	53,656
Net cash (used in)/provided by discontinued operations	(60,673)	133,499	92,126
Net cash provided by/(used in) investing activities	498,423	(193,424)	(107,323)
Net cash provided by discontinued investing activities	569,298	119,070	4,294
Net cash (used in)/provided by financing activities	(533,363)	51,798	(76,735)
Net cash used in discontinued financing activities	(158,280)	(103,405)	(85,559)
Net decrease/(increase) in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	80,500	(15,553)	1,672
Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	674,959	112,366	(117,869)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	337,922	225,556	343,425
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	1,012,881	337,922	225,556

Continuing and discontinued operations

The increase in net cash provided by continuing operating activities of $158.9 million in 2022 compared to 2021 were due to 0.2 million tons increased contracted capacity for FLNG Hilli, increasing oil and gas prices and improvement in the general timing of working capital in 2022.

The increase in net cash provided by continuing operating activities of $66.7 million in 2021 compared to 2020 were due to the increasing oil prices and improvement in the general timing of working capital in 2021.

The increase in net cash used in discontinued operating activities of $194.4 million in 2022 compared to 2021 was due to lower contributions recognized from our participation in the Cool Pool given the disposals of our eight TFDEs to CoolCo occurred between March and April 2022, compared to a full year of contribution in 2021.

The increase in net cash provided by discontinued operating activities of $41.4 million in 2021 compared to 2020 were due to higher contribution recognized from our participation in the Cool Pool due to higher utilization and charter rates, $9.0 million reduction of drydocking expenditure and improvement in the general timing of working capital.

Investing activities

Net cash flows from investing activities for the years ended December 31, 2022, 2021, 2020, were $498.4 million provided by, $193.4 million used in and $107.3 million used in, respectively and comprised of:

2022:
•$625.8 million net proceeds from the sale of our 13.3 million NFE shares;
•$97.8 million net proceeds from the sale of our 8.0 million CoolCo shares;
•$39.3 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$5.3 million of dividends received from our NFE Shares;
•$267.4 million of additions in relation to the Gimi’s FLNG conversion; and
•$2.4 million of equity contribution to our investment in Aqualung.

2021:
•$25.4 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$5.0 million of dividends received from NFE shares;
•$213.5 million of additions in relation to the Gimi’s FLNG conversion; and
•$8.6 million of additional equity contribution and $1.8 million revolving shareholder loan advanced to Avenir.

2020:
•$190.1 million net proceeds from the disposal of the LNG Croatia to LNG Hrvatska;
•$11.1 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$298.3 million of additions in relation to the Gimi’s FLNG conversion; and
•$10.2 million of additional equity contribution to Avenir.

Net cash provided by discontinued investing activities were $569.3 million, $119.1 million, $4.3 million, for the years ended December 31, 2022, 2021, 2020, respectively and comprised of:

2022:
•$351.1 million net proceeds the TundraCo Disposal; and
•$218.2 million net proceeds from the CoolCo Disposal.

2021:
•$119.5 million net cash consideration from disposals of our former equity method investments, Golar Partners and Hygo;
•$0.5 million dividends received from Golar Partners; and
•$0.9 million of vessels and equipment additions in relation to the installation of the water ballast treatment systems for our LNG carriers owned at that time.

2020:
•$45.0 million of short term-loans advanced to Golar Partners, which was subsequently fully settled in the same year;
•$10.6 million of dividends received from Golar Partners;
•$3.9 million of vessels and equipment additions in relation to the installation of the water ballast treatment systems for our LNG carriers owned at that time; and
•$2.4 million of additional equity contribution to Hygo.

Financing activities

Net cash flows from continuing financing activities for the years ended December 31, 2022, 2021, 2020 were $533.4 million used in, $51.8 million provided by and $76.7 million used in, respectively and comprised of:

2022:
•$131.0 million drawdown from our Corporate RCF in February 2022;
•$125.0 million collectively representing the seventh and eighth drawdowns from the $700 million Gimi facility;
•$20.6 million borrowings made by our lessor VIE;
•$315.6 million redemption of the outstanding face value of our 2017 Convertible Bonds in February 2022;
•$140.7 million partial redemption of our Unsecured Bonds at par in December 2022;
•$131.0 million repayment of our Corporate RCF in May 2022;
•$132.6 million of scheduled debt repayments which includes $123.5 million of repayments made by our lessor VIE;
•$55.2 million dividend payment to the equity holders of Hilli LLC;
•$25.5 million payment in relation to our share repurchase program; and
•$9.6 million financing costs paid predominantly in relation to fees on the Gimi facility, our undrawn corporate bilateral facility the availability of which expired in June 2022 and our Corporate RCF facility which was canceled in November 2022.

2021:
•$299.0 million receipt following completion of the Unsecured Bonds in October 2021;
•$110.0 million collectively representing the fifth and sixth drawdowns under the $700 million Gimi facility;
•$2.9 million borrowings made by our lessor VIE;
•$104.3 million of scheduled debt repayments which includes $97.1 million of repayments made by our lessor VIE;
•$100.0 million repayment and termination of the RCF in November 2021;
•$84.8 million partial redemption of our 2017 Convertible bonds in October 2021;
•$33.1 million dividend payment to the equity holders of Hilli LLC;
•$24.5 million payment in relation to our share repurchase program; and
•$13.3 million financing costs paid predominantly in relation to fees on the Gimi facility, RCF facilities and the Unsecured Bonds.

2020:
•$354.9 million borrowings made by our lessor VIEs;
•$170.0 million collectively representing the third and fourth drawdowns under the $700 million Gimi facility;
•$100.0 million drawdown of the RCF in December 2020;
•$99.8 million of net proceeds from the issuance of equity;
•$329.6 million of scheduled debt repayments which includes $322.3 million of repayments made by our lessor VIE;
•$250.0 million repayment of the Margin Loan and the Term facility in December 2020;
•$165.8 million repayment following the refinancing of the Golar Viking facility with a sale and leaseback arrangement which was repaid in full upon LNG Croatia’s disposal in December 2020;
•$26.1 million dividend payment to the equity holders of Hilli LLC;
•$16.7 million payment in relation to our share repurchase program; and
•$13.3 million financing costs paid predominantly in relation to the Gimi, LNG Croatia and RCF facilities.

Net cash used in discontinued financing activities were $158.3 million, $103.4 million and $85.6 million for the years ended December 31, 2022, 2021, 2020, respectively and comprised of:

2022:
•$155.8 million repayment of the Golar Tundra facility following the sale of Golar LNG NB13 Corporation to Snam in May 2022; and
•$2.5 million of scheduled debt repayments.

2021:
•$158.0 million drawdown on the Golar Tundra debt facility;
•$10.4 million borrowings made by our discontinued lessor VIEs;
•$166.0 million of scheduled debt repayments which includes $155.1 million of repayments made by our lessor VIEs (retrospectively included in discontinued operations as discussed in note 5 “Variable Interest Entities”);
•$102.1 million refinancing of the sale and leaseback facility related to Golar Tundra to the Golar Tundra facility; and
•$3.7 million financing costs paid predominantly in relation to the Golar Tundra debt facility and our lessor VIEs (retrospectively included in discontinued operations as discussed in note 5 “Variable Interest Entities”).

2020:
•$104.8 million borrowings made by our discontinued lessor VIEs;
•$119.1 million of scheduled debt repayments which includes $102.8 million of repayments made by our discontinued lessor VIEs;
•$70.0 million repayment following the refinancing of the Golar Bear facility with a sale and leaseback arrangement; and
•$1.3 million financing costs paid by our discontinued lessor VIEs,

Borrowing Activities

As of December 31, 2022, we were in compliance with all our covenants under our various loan agreements. See note 21 “Debt” in our consolidated financial statements included herein for additional information.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates, commodity prices and foreign currency exchange rates. See note 27 “Financial Instruments” in our consolidated financial statements included herein for additional information.

Capital Commitments

Our conversion commitments relate to Gimi’s conversion to a FLNG, further described in note 18, “Asset Under Development” and note 29, “Commitments and Contingencies”, of our consolidated financial statements included herein for additional information.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2022:

(in millions of $)	Total Obligation	Due in 2023	Due in 2024 – 2025	Due in 2026 – 2027	Due Thereafter
Financing
Gross Golar long-term and short-term debt (note 21) (1)	715.9	7.3	261.1	116.7	330.8
Capital lease obligations between Golar and the lessor VIE	646.5	66.0	132.0	132.0	316.5
Interest commitments on long-term debt and other interest rate swaps (2)	235.3	17.9	96.1	61.3	60.0
Shareholder loan and revolving credit facility (3)	28.5	—	28.5	—	—

Capital expenditure commitments
FLNG Gimi (note 18) (4)	525.5	385.8	139.7	—	—
Mark II FLNG (note 29)	292.7	121.0	171.7	—	—
Other projects (note 29)	21.0	21.0	—	—	—
Total	2,465.4	619.0	829.1	310.0	707.3
(1)The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)Our interest commitment on our long-term debt is calculated based on assumed LIBOR rates of between 3.04% to 5.32% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)We advanced a three year shareholder loan to Avenir of which $3.5 million is outstanding at December 31, 2022. Following the CoolCo Disposal, we have provided CoolCo a two year revolving credit facility which remained undrawn at December 31, 2022. See note 28 “Related Party Transactions” of our consolidated financial statements included herein.
(4)Pursuant to the LOA, we expect certain delays in advance of COD to result in contractual prepayments between the parties. Given the complexity and interdependencies of the activities required during the project mobilization and commissioning leading to COD, it is difficult for us to reasonably estimate eventual net payments/receipts.

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

Other than as described elsewhere in this Annual Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

See the sections of this Item 5 entitled “Significant Developments in Early 2023,” “Factors Affecting Our results of Operations and Future Results” and “A. Operating Results” included herein for additional information.

E.          Critical Accounting Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the amounts reported in the consolidated financial statements and the accompanying notes. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgments and estimates. See also note 2 “Basis of Preparation and Significant Accounting Policies” of our consolidated financial statements included herein.

Revenue

Description: We recognize revenue when control of our services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to receive, in exchange for those services.

Judgments and estimates: Our revenue recognition accounting methodology requires us to make significant estimates and judgment, which include (a) determining whether a performance obligation is distinct; (b) determining the appropriate method to measure our progress in transferring control of our services to our customer, for performance obligations that are satisfied over time; (c) assessing whether any practical expedients are available to us; (d) determining the appropriate method to estimate variable consideration; (e) assessing whether our contracts contain an embedded derivative and the interaction of revenue accounting and derivative accounting; and (f) assessing whether contract modifications are considered a new contract or part of an existing contract and the appropriate accounting treatment thereof.

Effect if actual results differ from assumptions: If we were to change any of these estimates or judgements, it could cause a material change in the amounts of revenue, deferred revenue or other operating income that we report in a particular period.

Vessels and impairment

Description: We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of the vessel may not be fully recoverable. Management performs an annual impairment assessment and when such events or circumstances are present, we assess recoverability by comparing the vessel’s projected undiscounted net cash flows to its carrying value. If the total projected undiscounted net cash flows are lower than the vessel’s carrying value, we recognize an impairment loss measured as the excess of the carrying amount over the fair value of the vessel. In 2022, we recognized impairment charges in relation to the Golar Arctic and on the eight LNG carriers disposed to CoolCo.

Judgments and estimates: When performing the recoverability assessment for the LNG carriers sold to CoolCo, our estimates of fair values were based on the purchase price in the share purchase agreement, subject to working capital and debt adjustments.
Our entry into the Arctic SPA changed the expected recovery of Golar Arctic’s carrying amount from continued use in operations over her remaining useful life, to recovery from sale, and was considered an indicator of impairment. As the revised estimated undiscounted future cash flows were less than her carrying amount, an impairment charge was recognized reflecting an adjustment to her fair value, based on average broker valuations at date of measurement which represents the exit price in the principal LNG carrier sales market.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting our impairment assessment are reasonable, our estimates of vessel market values may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell them. It is reasonably possible that a further decline in the economic environment could adversely impact our business prospects in the next year and a material loss might be recognized upon the sale of our vessels.

Vessel market values

Description: Under “Vessels and impairment”, we discuss our policy for assessing impairment of the carrying values of our vessels. There is a future risk that the market value of certain of our vessels could decline below those vessels’ carrying value.

Judgments and estimates: Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates for our LNG carriers and FLNG are based on approximate vessel market values that have been received from third-party ship brokers, which are commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our vessels or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the second hand market for these types of vessels.

Effect if actual results differ from assumptions: As of December 31, 2022, while we intend to hold and operate our remaining vessels except for the Golar Arctic, were we to hold them for sale, we have determined the fair market value of our vessels, were greater than their carrying values. Decline in the market value of certain of our vessels below the carrying value would not result in a recognition of an impairment for those vessels due to our belief that projected undiscounted net cash flows expected to be earned by such vessels over their useful economic lives would exceed such vessels’ carrying amounts.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	60	Chairman of our Board of Directors and Director
Daniel Rabun	68	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Thorleif Egeli	59	Director and Audit Committee member
Carl Steen	72	Director, Compensation Committee Chairperson and Nomination Committee member
Niels Stolt-Nielsen	58	Director and Compensation Committee member
Lori Wheeler Naess	52	Director and Audit Committee Chairperson
Georgina Sousa	72	Director

Tor Olav Trøim has served as a director of the Company since September 2011 and was appointed as the Chairman of the Board in September 2017. Mr. Trøim is founder and sole shareholder of Magni Partners (Bermuda) Limited (“Magni Partners”). He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the U.K. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has 35 years of experience in energy related industries in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a Director of Sea Tankers Management Co. Ltd. from 1995 until September 2014. During this period, he was also CEO at Seadrill Limited, Frontline Ltd., Ship Finance International Limited and Golar LNG Partners LP. He was Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Mr. Trøim is a Norwegian citizen and a resident of the UK. Other directorships and management positions include Magni Partners (Founding Partner), Borr Drilling Limited (Chairman), Stolt-Nielsen SA. (Director), Magni Sports AS (Director) and Vålerenga Football AS (Director).

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun resigned as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves on our Audit Committee, Compensation Committee and Nomination Committee. He joined Ensco plc in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco plc’s Chief Executive Officer from January 1, 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a non-executive director and currently serves a member of the Audit Committee and the Corporate Responsibility, Governance and Nominations Committee of APA Corporation (formerly Apache Corp.). In May 2018, Mr. Rabun became Chairman of the Board and a member of the Compensation Committee and is Chairman of the Governance and Nominations Committee of ChampionX Corporation. He has been a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Thorleif Egeli was appointed as a director and as member of the Audit Committee in September 2018 and February 2023, respectively. Until May 2018, Mr. Egeli was Vice President of Schlumberger Production Management – North America managing the non-operating Exploration & Production (“E&P”) assets for Schlumberger in the US, Canada and Argentina. Prior to this he held a number of senior positions within Schlumberger having begun his career with Schlumberger in 1990 as a field engineer. Between October 2009 and April 2013, Mr. Egeli held a number of positions within Archer including President Latin America, Corporate Marketing and Chief Operating Officer; before re-joining Schlumberger in 2013. Appointed in June 2018, Mr. Egeli also serves on the Board of Directors of Stimline, an international well intervention and completion company headquartered in Kristiansand Norway. Other current directorships and management positions also include the Marshall Islands (Director and Vice President). Mr. Egeli holds a Master of Science (MSc) in Mechanical Engineering and an MBA from Rotterdam School of Management, Holland.

Carl Steen was appointed as a director in January 2015. Mr. Steen was also appointed as the Compensation Committee Chairperson and currently serves on our Nomination Committee. Mr. Steen stepped down from our Audit Committee in February 2023. From August 2012 until the completion of GMLP’s merger with NFE, Mr. Steen served as a director of GMLP. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M.Sc in Industrial and Management Engineering. After working for a number of high-profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Himalaya Shipping Ltd, Wilhelmsen Holding ASA and Belships ASA.

    Niels Stolt-Nielsen was appointed as a director in September 2015 and serves on our Compensation Committee. He is also CEO, Director and a shareholder of Stolt-Nielsen Limited, which includes world-leading businesses in global bulk-liquid and chemical logistics, an innovative business in land-based aquaculture and a number of LNG joint ventures and investments. Mr. Stolt-Nielsen is the Chairman of Avenir. He brings with him extensive shipping, logistical and strategic leadership experience.

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

Georgina Sousa was appointed as a director in September 2019. She also served as secretary from May 2019 until March 2022. She currently serves as a director of Himalaya Shipping Ltd. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement in March 2022. She previously served as a director and secretary of Borr Drilling Limited, a company listed on both the NYSE and the Oslo Stock Exchange (“OSE”) and 2020 Bulkers Ltd., listed on the OSE from February 2019 to February 2022. Prior to joining GMBL, Ms. Sousa was employed by Frontline Limited as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline Ltd. from April 2013 until December 2018, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and Flex LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a director of Seadrill Limited from November 2015 until July 2018. Ms. Sousa served as secretary for all the above-mentioned companies at various times during the period between 2005 and 2018. Until January 2007, Ms. Sousa was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary. Ms. Sousa is a UK citizen and resides in Bermuda.

Board diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Office:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report:

Name	Age	Position
Karl Fredrik Staubo	36	Chief Executive Officer – Golar Management AS
Eduardo Maranhão	39	Chief Financial Officer – Golar Management Ltd
Øistein Dahl	62	Chief Operating Officer – Golar Management AS (resigned April 1, 2022)
Ragnar Nes	55	Chief Operating Officer – Golar Management AS (appointed April 1, 2022)
Olve Skjeggedal	48	Chief Technical Officer – Golar Management AS (resigned June 1,2022)
Erik Svendsen	51	Chief Technical Officer – Golar Management AS (appointed June 1,2022)

Karl Fredrik Staubo was appointed as our CEO in May 2021. Prior to this role he acted as our Chief Financial Officer from September 2020 and as CEO of Golar Partners from May 2020 until the closing of the GMLP Merger. Mr. Staubo has 12 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson’s Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarkson’s, Mr. Staubo has worked at Magni Partners Ltd, as a partner since October 2018. During his time with Magni Partners Ltd, Mr. Staubo has worked as an advisor to the Golar group. He has a MA in Business Studies and Economics from the University of Edinburgh.

Eduardo Maranhão was appointed as our Chief Financial Officer in May 2021. Prior to assuming this position, Mr. Maranhão served as Chief Financial Officer of Hygo. Mr. Maranhão has also served as Chief Financial Officer of Cool Company Ltd, as both CEO and director of CELSE - Centrais Eletricas de Sergipe S.A., and as a partner at Magni Partners Ltd. Mr. Maranhão has vast experience in international energy projects and infrastructure financing having worked at different financial institutions including Lakeshore Partners, Banco Santander, Crédit Agricole CIB, Banco Votorantim and Citibank. Mr. Maranhão holds a Bachelor of Business Administration from Universidade de Pernambuco in Brazil and has completed a Management Acceleration Programme from INSEAD in France.

Øistein Dahl has served as Chief Operating Officer (“COO”) from April 2012. On April 1, 2022, Mr Dahl resigned as our COO.

Ragnar Nes joined Golar in November 2017 and was appointed the COO of Golar Management AS in April 2022 after having served as the Head of FLNG since March 2018. Prior to joining Golar, Mr. Nes served as the operational manager and asset manager for the FPSOs in Fred Olsen, Yinson and BW Offshore for 10 years. Prior to joining offshore oil and gas, Mr. Nes held various positions in ship management for Odfjell and Wilh.Wilhelmsen. Mr. Nes has also worked with Det Norske Veritas and started his career at sea as electrician onboard submarines in the Royal Norwegian Navy. Mr. Nes has a MSc degree in Electrical Engineering from the NTNU Technical University in Trondheim, Norway.

Olve Skjeggedal has served as Chief Technical Officer (“CTO”) from September 2019. On June 01, 2022, Mr Skjeggedal stepped down as our CTO.

Erik Svendsen joined Golar in May 2020 and was appointed CTO in June 2022. Mr. Svendsen started his career with the shipping company Bergesen and was part of the team that spun off the FPSO company BW Offshore from the shipping group. He served as Engineering Manager, Project Manager, EVP Projects and COO with BW Offshore before taking the position as Managing Director of turret & mooring specialist APL. When APL was acquired by NOV, Mr. Svendsen continued serving as the Managing Director of APL while building up a Floating Production Business unit within NOV. He served for 5 years as President for Floating Production Solution in NOV. Mr. Svendsen has a MSc degree from the NTNU Technical University in Trondheim, Norway.

B.      Compensation

For the year ended December 31, 2022, we paid our directors and executive officers aggregate cash compensation (including bonus) of $3.6 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2022, we granted them 34,752 restricted stock units which vest in equal increments over three years. For a description of our share based payment plan please refer to the section of this item entitled “E. Share Ownership - Share Based Payment Plan” below.

In addition to cash compensation, during 2022 we also recognized an expense of $2.5 million relating to share based compensation issued to certain of our directors and executive officers. See note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

C.      Board Practices

Our directors do not have service contracts with us and do not receive any benefits upon termination of their directorships. Our board of directors established an Audit Committee in July 2005, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our Audit Committee consists of three independent members, Lori Wheeler Naess, Daniel Rabun and Thorleif Egeli, who are all independent directors. In addition, the board of directors also has a Compensation Committee and a Nomination Committee, details of which are further described in “Item 16G. Corporate Governance”.

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

D.      Employees

As of December 31, 2022, we employed approximately 260 employees and consultants situated in Bermuda, Cameroon, Croatia, UK, Malaysia and Norway, as well as in the shipyard where the Gimi FLNG conversion is underway. We also employed approximately 230 seafaring employees for the vessels that we own.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 17, 2023. Also shown are their interests in share options, restricted stock units and vested stock awards granted to them under our various share based payment schemes. The subscription price for the share options granted under the scheme will normally be reduced by the amount of all dividends declared by us in the period from the date of grant until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Interest in Options			Restricted Stock Units
	Number of shares	%	Total number of options	Exercise price	Expiry date	Number of RSUs	Vesting Date
Tor Olav Trøim	4,219,385	3.94%	—	N/A	N/A	N/A	N/A

Daniel Rabun	*	*	—	N/A	N/A	N/A	N/A

Thorleif Egeli	*	*	—	N/A	N/A	N/A	N/A

Carl Steen	*	*	—	N/A	N/A	N/A	N/A

Niels Stolt-Nielsen	2,755,059	2.57%	—	N/A	N/A	N/A	N/A

Lori Wheeler Naess	*	*	—	N/A	N/A	N/A	N/A

Georgina Sousa	*	*	—	N/A	N/A	N/A	N/A

Karl Fredrik Staubo	*	*	500,000	$10.97	2024	6,527	2023
			200,000	$21.70	2027	12,294	2024
						12,293	2025
						5,766	2026

Eduardo Maranhão	*	*	250,000	$10.97	2024	4,183	2023
			100,000	$21.70	2027	7,983	2024
						7,983	2025
						3,800	2026

Ragnar Nes	—	—	50,000	$21.70	2027	967	2024
						967	2025
						966	2026

Erik Svendsen	*	*	50,000	$21.70	2027	875	2023
						2,575	2024
						2,574	2025
						1,700	2026
* Less than 1%.
(1) Included within this balance are 4,200,000 common shares which are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
(2) Included within this balance are 2,672,695 common shares which are owned by Stolt-Nielsen Ltd, a company controlled by Niels Stolt-Nielsen.

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

As of March 17, 2023, 1.4 million of our authorized and unissued common shares were reserved for issuance as grants under our LTIP. For further detail on share options and restricted stock units please see note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

F.           Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents certain information as of March 17, 2023 regarding the beneficial ownership of our common shares with respect to shareholders that, to the best of our knowledge, beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent(4)
Orbis Investment Management Limited (1)	8,055,643	7.51%
Rubric Capital Management LP (2)	6,352,765	5.92%
Cobas Asset Management (3)	5,416,625	5.05%

(1) Information derived from Schedule 13G/A of Orbis Investment Management Limited filed with the Commission on February 14, 2023.
(2) Information derived from Schedule 13G/A of Rubric Capital Management LP filed with the Commission on February 10, 2023.
(3) Information derived from Schedule 13G/A of Cobas Asset Management filed with the Commission on January 16, 2023.
(4) Based on a total of 107,225,832 outstanding shares of our common shares as of March 17, 2023.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of our issued and outstanding common shares.

As of March 17, 2023, we had fifty common shareholders of record located in the United States. One of those shareholders is CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 107,132,052 common shares, representing 99.91% of our outstanding common shares. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

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

The related party transactions that we were party to between January 1, 2022 and December 31, 2022 are described in note 28 “Related Party Transactions” of our consolidated financial statements included herein.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements”

Legal proceedings and claims

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our financial statements if the contingency has occurred at the date of the financial statements, where we believe that the likelihood of a loss was probable and the amounts can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. HMRC have been challenging the use of similar lease structures and had engaged in litigation of a test case. In 2021, we reached a settlement with HMRC and in April 2022, we settled our liability to the HMRC in full, resulting in a payment of $66.4 million, inclusive of fees, of which $16.0 million was released from amounts earmarked for such settlement in our restricted cash balance. See note 29 “Commitments and Contingencies” of our consolidated financial statements included herein for further details.

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

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries and equity method investments through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries and equity method investments distributing to us their earnings and cash flows. Some of our loan agreements limit or prohibit our ability to make distributions without the consent of our lenders.

During 2022, 2021 and 2020, we purchased 1.2 million of treasury shares, 2.0 million treasury shares and 1.5 million of our shares underlying the Total Return Swap, respectively, and subsequently cancelled 1.2 million of treasury shares, 2.0 million treasury shares and 3.5 million treasury shares, respectively. See note 26 “Share capital and share based compensation” of our consolidated financial statements included herein for further details.

B.           Significant Changes

Significant changes since the date of our consolidated financial statements are discussed on Item 5. “Operating and Financial Review and Prospects and further” disclosed in note 30 “Subsequent Events” of our consolidated financial statements included herein.

ITEM 9.  THE OFFER AND LISTING

A. Markets

Our common shares have traded on the Nasdaq since December 12, 2002 under the symbol “GLNG”. In March 2022, we listed our Unsecured Bonds on the Oslo Børs trading under the International Securities Identification Number NO0011123432.

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

Shareholder Meetings. Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our board of directors in Bermuda or any such other location but not in the United Kingdom or in a Combating the Financing of Terrorism (“CFT”) Jurisdiction. The quorum at any annual or general meeting is at least two shareholders, either present in person or represented by proxy and entitled to vote (whatever the number of shares held by them). Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days’ prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

The Companies Act provides that a company must have a general meeting of its shareholders in each calendar year. The Companies Act does not impose any general requirements regarding the number of voting shares which must be present or represented at a general meeting in order for the business transacted at the general meeting to be valid. The Companies Act generally leaves the quorum for shareholder meetings to the company to determine in its Bye-laws. The Companies Act specifically imposes special quorum requirements where the shareholders are being asked to approve the modification of rights attaching to a particular class of shares (33.33%) or an amalgamation or merger transaction (33.33%) unless in either case the Bye-laws provide otherwise. The Company’s Bye-laws do not provide for a quorum requirement other than at least two members being present in person or by proxy and entitled to vote (whatever the number of shares held by them).

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

The key powers of our shareholders include the power to alter the terms of the Company’s Memorandum of Association and to approve and thereby make effective any alterations to the Company’s Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company’s shares may apply to the Court to annul or vary an alteration to the Company’s Memorandum of Association. A majority vote against an alteration to the Company’s Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company’s capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast unless the Bye-Laws provide otherwise. The Company’s Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company’s Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company’s voting shares the ability to request that the board of directors shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of the Company’s business affairs unless there is a pre-existing provision in the Company’s Bye-laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares. There are no deadlines in the Companies Act relating to the time when votes must be exercised.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. The company’s relationship is with the registered holder of its shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner) then if the beneficial owner is entitled to the shares, the beneficial owner may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain, the registered holder may appoint the beneficial owner as the registered holder’s proxy.

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where more than two shareholders are present in person or by proxy and entitled to vote (whatever the number of shares held by them). There are no provisions for cumulative voting in the Companies Act or the Bye-laws and the Company’s Bye-laws do not contain any super-majority voting requirements. The appointment and removal of directors is covered by Bye-laws 86, 87 and 88.

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

The Companies Act stipulates that an undischarged bankruptcy of a director (in any country) shall prohibit that director from acting as a director, directly or indirectly, and taking part in or being concerned with the management of a company, except with leave of the court. The Company’s Bye-Law 89 is more restrictive in that it stipulates that the office of a director shall be vacated upon the happening of any of the following events (in addition to the director’s resignation or removal from office by the shareholders):

•If he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;
•If he becomes bankrupt or compounds with his creditors;
•If he is prohibited by law from being a director; or
•If he ceases to be a director by virtue of the Companies Act.

Under the Company’s Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of seven directors. The quorum necessary for the transaction of business of the board may be fixed by the board and shall constitute a majority of the board, provided that a majority of directors present are neither resident or physically located in the United Kingdom. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries and our affiliates, our ability to pay any dividends to shareholders will depend on our subsidiaries’ and affiliates distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries’ ability to make distributions to us and our ability to make distributions to our shareholders.

Share repurchases and preemptive rights. Subject to certain balance sheet restrictions, the Companies Act permits a company to purchase its own shares if it is able to do so without becoming cash flow insolvent as a result. The restrictions are that the par value of the share must be charged against the company’s issued share capital account or a company fund which is available for dividend or distribution or be paid for out of the proceeds of a fresh issue of shares. Any premium paid on the repurchase of shares must be charged to the company’s current share premium account or charged to a company fund which is available for dividend or distribution. The Companies Act does not impose any requirement that the directors shall make a general offer to all shareholders to purchase their shares pro rata to their respective shareholdings. The Company’s Bye-Laws do not contain any specific rules regarding the procedures to be followed by the Company when purchasing its own shares, and consequently the primary source of the Company’s obligations to shareholders when the Company tenders for its shares will be the rules of the listing exchanges on which the Company’s shares are listed. The Company’s power to purchase its own shares is covered by Bye-laws 9, 10 and 11.

The Companies Act does not confer any rights of pre-emption on shareholders when a company issues further shares, and no such rights of pre-emption are implied as a matter of common law. The Company’s Bye-Laws do not confer any rights of pre-emption. Bye-Law 8 specifically provides that the issuance of more shares ranking pari passu with the shares in issue shall not constitute a variation of class rights, unless the rights attached to shares in issue state that the issuance of further shares shall constitute a variation of class rights. Bye-Law 12 confers on the directors the right to dispose of any number of unissued shares forming part of the authorized share capital of the Company without any requirement for shareholder approval. The Company’s power to issue shares is covered by Bye-laws 12, 13, 14, and 15.

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
20.Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018.
21.Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.
22.Amended and Restated Deed relating to the Lease and Operate Agreement dated February 26, 2019 by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Offshore & Marine Limited, BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated September 3, 2021.
23.$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
24.First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V.
25.Second supplemental agreement to $700 million facility agreement dated March 02, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
26.Third supplemental agreement to $700 million facility agreement dated February 17, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
27.Agreement and plan of Merger dated January 13, 2021 between Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc, Lobos Acquisition LLC and NFE International Holdings Limited.
28.Transfer Agreement, dated as of January 13, 2021, by and between Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited.
29.Support Agreement, dated as of January 13, 2021, by and between Golar LNG Partners LP, Golar LNG Limited, Golar LNG Partners LP and Golar GP LLC.
30.Agreement and plan of Merger dated January 13, 2021 between Hygo Energy Transition Ltd, New Fortress Energy Inc, Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) Ltd and Lobos Acquisition LLC.
31.Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc.
32.Omnibus Agreement (Hygo) dated as of April 15, 2021 by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc.
33.Shareholders’ Agreement dated as of April 15, 2021 by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd.
34.$300 million unsecured Norwegian Bond dated March 11, 2022, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securities AS and Nordea Bank Abp.
35.Share purchase agreement dated January 26, 2022 by and between Cool Company Ltd and Golar LNG Limited.
36.Amendment agreement to share purchase agreement dated February 25, 2022 by and between Cool Company Ltd and Golar LNG Limited.
37.Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd.
38.Administrative services agreement dated June 30, 2022 by and between Golar Management Ltd and Cool Company Management Ltd.
39.Share purchase agreement dated May 31, 2022 by and between Golar LNG Limited and Asset Company 11 S.R.L.

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

D.           Exchange Controls

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like us, unless the proposed transaction is exempted by the BMA’s written general permissions, pursuant to the provision of the Exchange Control Act 1972 and related regulations. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the Nasdaq. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

E.            Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the U.S. federal income taxation of certain of our operating income and a U.S. Holder, as defined below, of our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares applicable to all categories of investors, some of which (such as banks, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt or governmental organizations, tax-qualified retirement plans, insurance companies, persons holding our common shares as part of a straddle, appreciated financial position, synthetic security, hedger, conversion transaction or other integrated investment or risk reduction transaction, traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes, persons liable for alternative minimum tax, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holder of interests therein, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons deemed to sell our common shares under the constructive sale provisions of the Code, persons that acquired our common shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” persons subject to the “base-erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common shares) may be subject to special rules. This discussion addresses U.S. Holders who hold our common shares as a capital asset (generally, property held for investment). You are encouraged to consult with, and rely solely upon, your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law with respect to the ownership of our common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the US IRS with respect to the statements made and the positions and conclusions described in the following summary. There can be no assurance that the US IRS or a court will agree with any of such statements, positions, or conclusions.

Taxation of Operating Income

U.S. Taxation of our Company

Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States generally will be considered to be 50% derived from sources within the United States (“U.S. Source International Transportation Income”) and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States (“Domestic Transportation Income”) generally will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to Domestic Transportation Income. Gross income attributable to transportation exclusively between non-U.S. destinations generally will be considered to be 100% derived from sources outside of the United States and generally will not be subject to U.S. federal income tax. Certain of our activities give rise to U.S. Source International Transportation Income, which could be subject to U.S. federal income taxation, in the manner discussed below, unless the exemption from U.S. taxation under Section 883 of the Code (the “Section 883 Exemption”) applies.

Section 883 Exemption

We and each of our subsidiaries generating transportation income, generally will be eligible for the Section 883 Exemption and exempt from U.S. federal income taxation on our U.S. Source International Transportation Income if the following three conditions are met:

•we and each of our subsidiaries that earns U.S. Source International Transportation Income is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (or an equivalent exemption) (the “Country of Organization Requirement”);
•we satisfy either the Qualified Shareholder Stock Ownership Test or the Publicly Traded Test (each as defined below); and
•we meet certain substantiation, reporting and other requirements.

The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the country of incorporation of our subsidiary that earns U.S. Source International Transportation Income as a foreign country that satisfies the requirements set forth in the first bullet above. Accordingly, we believe that we and such subsidiary satisfy the Country of Organization Requirement.

In general, the Section 883 Exemption is not available to a corporation resident in a foreign country if 50 percent or more of the value of the stock of such corporation is owned by individuals who are not residents of such foreign country or another foreign country meeting the requirements of Section 883 of the Code (the “Qualified Shareholder Stock Ownership Test”). Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the Qualified Shareholder Stock Ownership Test. However, as described below, we believe that we will be able to satisfy the Publicly Traded Test.

A foreign corporation that does not satisfy the Qualified Shareholder Stock Ownership Test may be eligible for the Section 883 Exemption if the stock of such corporation is primarily and regularly traded on an established securities market in such foreign country, in another foreign country meeting the requirements of Section 883, or in the United States (the “Publicly Traded Test”). Under the Treasury Regulations to Section 883, the stock of a foreign corporation will be considered to be “primarily traded” on an “established securities market” in a country if the number of shares of each class of stock that are traded during any taxable year on “established securities markets” in that country exceeds the number of shares in each such class that are traded during that year on “established securities markets” in any other single country. During 2022, we believe that our stock was “primarily traded” on the Nasdaq, which we believe constitutes an “established securities market” in the United States.

Under the Treasury Regulations to Section 883, our common shares will be considered to be “regularly traded” on an “established securities market” if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on such established securities market (such requirement, the “Listing Requirement”). As our common shares are listed on the Nasdaq, we believe that we will satisfy the Listing Requirement.

The Treasury Regulations to Section 883 further require that with respect to each class of stock relied upon in satisfying the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (the “Trading Frequency Test”); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (the “Trading Volume Test”). We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2022. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an “established securities market” in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations to Section 883 provide, subject to certain exceptions, that our common shares will not be considered to be regularly traded on an established securities market with respect to any taxable year in which 50% or more of our outstanding common shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own 5% or more of the vote and value of our outstanding common shares (the “5% Override Rule”).

Based on our public shareholdings for 2022, we do not believe that we were subject to the 5% Override Rule for our 2022 taxable year. Therefore, we believe that we satisfied the Publicly Traded Test for our 2022 taxable year and, as a result, that we and our subsidiaries that currently generate U.S. Source International Transportation Income are eligible for the Section 883 Exemption with respect to our U.S. Source International Transportation Income. This expectation is based upon factual matters that are subject to change and, in some cases, are not within our control. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), we may not be eligible for the Section 883 Exemption unless we can substantiate that we qualify for Qualified Shareholder Stock Ownership Test (described above).

If we were not eligible for the Section 883 Exemption, our U.S. source shipping income would be subject to U.S. federal income tax as described in more detail below.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the Section 883 Exemption is unavailable and our U.S. Source International Transportation Income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, such U.S. Source International Transportation Income will generally be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without allowance for deductions. Since under the sourcing rules described above, we expect that no more than 50% of the shipping income earned by us or our subsidiaries that generate shipping income will be derived from U.S. sources, we expect that the maximum effective rate of U.S. federal income tax on such gross shipping income should not exceed 2%.

To the extent the Section 883 Exemption is unavailable and our U.S. Source International Transportation Income is considered to be “effectively connected” with the conduct of a U.S. trade or business (as described below), any such “effectively connected” income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at a rate of 21%. In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered effectively connected with the conduct of a U.S. trade or business only if:

•we had, or were considered to have, a fixed place of business in the United States involved in the earning of our U.S. Source International Transportation Income; and
•substantially all of our U.S. Source International Transportation Income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that our operations will not give rise to these conditions because we do not intend to have, or permit circumstances that would result in having, such a fixed place of business in the United States or any ship sailing to or from the United States on a regularly scheduled basis.

Gain on Sale of Vessels

If we and our subsidiaries that generate U.S. Source International Transportation Income qualify for the Section 883 Exemption in respect of our U.S. Source International Transportation Income, the gain on the sale of any vessel earning such U.S. Source International Transportation Income should likewise be exempt from U.S. federal income tax. Even if we and our subsidiary are unable to qualify for the Section 883 Exemption and we, as the seller of such vessel, are considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel may not be subject to U.S. federal income tax in certain circumstances. To the extent possible, we intend to structure sales of our vessels in a manner that would not be subject to U.S. federal income tax.

U.S. Taxation of U.S. Holders

The term “U.S. Holder” means a beneficial owner of our common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, organized, or treated as organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust, or which has made a valid election under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including an entity or an arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. If you are a partner in a partnership holding our common shares, you are urged to consult with, and rely solely upon, your tax advisor.

Distributions with Respect to Common Shares

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid on our common shares to a U.S. Holder who is an individual, trust, or estate (a “United States Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Stock Market); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under the heading “Passive Foreign Investment Company”, ); and (iii) the United States Individual Holder owns the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of United States Individual Holder. Any dividends paid by us, which are not eligible for these preferential tax rates, will be taxed as ordinary income to a United States Individual Holder. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid on our common shares generally will be income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares, on a dollar-for-dollar basis, and thereafter as a taxable capital gain.

Sale, Exchange or other Disposition of Our Common Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company,” a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in the common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in such common shares is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as short-term capital gain or loss. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. A U.S. Holder’s gain or loss will generally be treated (subject to certain exceptions) as gain or loss from source within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company

Adverse U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a
“passive foreign investment company” (or “PFIC”) for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

•at least 75% of our gross income for such taxable year is “passive income” (e.g., dividends, interest, capital gains, and rents derived other than in the active conduct of a rental business); or
•the average percentage by value of our assets during such taxable year that produce or are held for the production of passive income is at least 50%.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of (i) any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary’s stock and (ii) any partnership in which we either own 25% or more of the equity interests (by value) or satisfy an “active partner” test and do not elect out of “look through” treatment for the partnership. To date, we and our subsidiaries have derived most of our income from the LTA for FLNG Hilli, as well as time and voyage charters for our legacy shipping and FSRU operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusions, including US IRS pronouncements concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we were not a PFIC with respect to our 2022 taxable year or any prior taxable year. However, the US IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current year or any future taxable year.

If we were a PFIC for any taxable year, U.S. Holders would face adverse U.S. tax consequences and certain information reporting requirements regardless of whether we remain a PFIC in subsequent years. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income, and operations will not change, or that we can avoid being treated as a PFIC for any taxable year. Furthermore, the PFIC rules may change, which could result in us being treated as a PFIC in the future as a result of such change in law.

If we were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a “mark-to-market” election or a “qualified electing fund” election (both described below) for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares) and (ii) any gain realized on the sale, exchange, or other disposition of our common shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
•the amount allocated to the current taxable year or to any portion of the U.S. Holder’s holding period prior to the first taxable year for which we were a PFIC would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year, a U.S. Holder that owns our common shares would be required to file an annual information return with the IRS reflecting such ownership, regardless of whether a mark-to-market election or a qualified electing fund election had been made.

If we become a PFIC and, provided that, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder may make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files the applicable US IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. Under this mark-to-market election, any excess of the fair market value of the common shares at the close of any tax year over the U.S. Holder’s adjusted tax basis in the common shares is included in the U.S. Holder’s income as ordinary income. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the common shares is permitted as an ordinary loss in an amount equal to the lesser of the amount of such excess or the net “mark-to-market” amount that the U.S. Holder included in income in previous years. Gain realized on the sale, exchange, or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange, or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market amount previously included in income by the U.S. Holder. If a U.S. Holder makes a “mark-to-market” election after the beginning of its holding period of our common shares, the U.S. Holder does not avoid the PFIC rules described above with respect to the inclusion of ordinary income, and the imposition of interest thereon, attributable to periods before the election.

In some circumstances, a shareholder in a PFIC may avoid the adverse tax consequences of the PFIC rules by making a qualified electing fund election. A U.S. Holder would make a qualified electing fund election with respect to any year that we are treated as a PFIC by filing one copy of IRS Form 8621 with its U.S. federal income tax return and a second copy in accordance with the instructions to such form. However, a U.S. Holder cannot make a qualified electing fund election with respect to us unless such U.S. Holder complies with certain reporting requirements. We do not intend to provide the information necessary to meet such reporting requirements.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Shares

For purposes of this discussion, a beneficial owner of our common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”. It is assumed for purposes of this section that the Non-U.S. Holder (i) is not engaged in the conduct of a United States trade or business and (ii) (a) if an individual, is not treated as a U.S. resident pursuant to the substantial presence test (generally treating a non-resident individual alien as a resident if such person is present in the United States for more than a weighted sum of 183 days during a three-year period and the nonresident alien is present for at least 31 days in the current year) and is not present in the United States for 183 days or more in the taxable year of disposition of common shares or (b) if not a natural person, has not made any election to subject itself to, or is otherwise subject to, U.S. federal income taxation on a net basis.

Subject to the discussion below regarding backup withholding and information reporting, a Non-U.S. Holder will generally not be subject to U.S. federal income tax as a result of the ownership, sale or other disposition of our common shares.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or proceeds of a disposition of common shares will be subject to information reporting requirements. Such payments also may be subject to “backup withholding” if the non-corporate U.S. Holder:

•fails to provide an accurate taxpayer identification number;
•is notified by the US IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on the appropriate US IRS Form W-8. If a shareholder sells our common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. information reporting and “backup withholding” unless the shareholder establishes an exemption. If the shareholder sells our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and “backup withholding” generally will not apply to that payment. However, U.S. information reporting requirements, but not “backup withholding,” will apply to a payment of sales proceeds, including a payment made to a shareholder outside the United States, if the shareholder sells the common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under “backup withholding” rules that exceed such taxpayer’s U.S. federal income tax liability by filing a refund claim with the US IRS, provided that the required information is timely furnished to the US IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file US IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common shares, unless the common shares were held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file US IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of US IRS Form 8938 is required may not close until three years after the date on which US IRS Form 8938 is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders are encouraged to consult with, and rely solely upon, their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Bermuda Taxation

The following is a discussion of certain Bermuda tax considerations. Bermuda currently imposes no tax (including a tax in the nature of an income, estate, duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by us, or dividends or other distributions paid by us to shareholders of our common shares. Bermuda has undertaken not to impose any such Bermuda taxes on shareholders of our common shares prior to the year 2035, except in so far as such tax applies to persons ordinarily resident in Bermuda.

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Accounting Policies” of our consolidated financial statements included herein. Further information on our exposure to various market risks arising on our financial instruments is included in note 27 “Financial Instruments” of our consolidated financial statements included herein.

The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk and commodity price risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk. A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. We enter into economic hedge agreements in order to reduce the risk associated with adverse fluctuations in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt to manage our exposure to adverse movements in interest rates. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of December 31, 2022, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $740.0 million, representing approximately 95.6% of our floating rate loans. The principal of our floating rate loans outstanding as of December 31, 2022 was $774.2 million. Based on our floating rate debt at December 31, 2022, a one-percentage point increase in the floating interest rate would increase our interest expense by $0.2 million per annum. See note 27 “Financial Instruments” of our consolidated financial statements included herein for additional information.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes GBP, NOK, Singaporean Dollars, and Euros, in relation to our administrative office in the UK, operating expenses and capital expenditure projects incurred in a variety of foreign currencies. Based on our GBP and NOK expenses for 2022, a 10% depreciation of the U.S. Dollar against GBP and NOK would have increased our expenses by $1.9 million and $2.4 million, respectively.

The base currency of the majority of our seafaring officers’ remuneration was the Euro. Based on the crew costs incurred in 2022, a 10% depreciation of the U.S. Dollar against the Euro would have increased our crew cost for 2022 by $1.6 million.

Commodity price risks. As of December 31, 2022, we have certain derivative instruments in relation to the LTA for FLNG Hilli and entered in commodity swaps to manage our commodity risks.

The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the exercised incremental capacity increase under the LTA as amended by LTA Amendment 3 whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

Oil component: The realized gain/(loss) on oil derivative instrument represents the monthly billings above the FLNG Hilli base tolling fee of $60.00 per barrel over the contract term for 1.2 million tons of LNG. The unrealized gain/(loss) on oil derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the oil price moving above the contractual floor of $60.00 per barrel over the remaining term of the LTA. Based on the liquefaction services revenue invoiced in 2022, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Based on the realized gain on FLNG Hilli’s oil derivative instrument invoiced in 2022, a 10% change to the Brent linked crude oil price would have decreased our realized gain on FLNG Hilli’s oil derivative instrument for 2022 by $10.1 million.

Natural gas component: The realized gain/(loss) on gas derivative instrument represents the monthly billings above the contractual floor rate of $0.5652/MMBTU over the contract term for 0.2 million tons of LNG. The unrealized gain/(loss) on gas derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the gas price moving above the contractual floor of $0.5652/MMBTU over the remaining term of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. Based on the liquefaction services revenue invoiced in 2022, we bear no downside risk to the movement of natural gas prices should the TTF price move below $0.5652/MMBTU. Based on the realized gain on FLNG Hilli’s gas derivative instrument invoiced in 2022, a 10% change to the TTF linked gas price and U.S. Dollar against the Euro exchange rates used, would have decreased our realized gain on FLNG Hilli’s gas derivative instrument for 2022 by $13.2 million.

As of December 31, 2022, we were party to commodity swaps to manage our exposure to TTF prices arising from the portion of FLNG Hilli's tolling fee that is linked to the TTF index (resulting from LTA Amendment 3). The notional quantity of commodity swaps outstanding was 4,839,000 MMBtu, hedging our exposure across 2023 and a portion of our 2024 exposure. A 10% increase in TTF prices would result in a loss of $11.7 million across the remaining life of our swap portfolio. This loss would be offset by increased earnings under the LTA during the same period. See note 27 “Financial Instruments” of our consolidated financial statements included herein for additional information.

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

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2022. At the time our Annual Report on Form 20-F for the year ended December 31, 2022 was filed on March 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

 (b)         Management’s annual report on internal controls over financial reporting

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

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2022, our internal control over financial reporting was effective.

The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements included herein.

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

(in thousands of $)
Fiscal year ended December 31, 2022	$1,563
Fiscal year ended December 31, 2021	$1,962

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

(in thousands of $)
Fiscal year ended December 31, 2022	$121
Fiscal year ended December 31, 2021	$148

(c)      Tax Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(in thousands of $)
Fiscal year ended December 31, 2022	$260
Fiscal year ended December 31, 2021	$5

(d)      All Other Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for other services that are not included in the scope of the current year audit or tax services as mentioned above. This majority of the balance comprises of advisory services provided during the year.

(in thousands of $)
Fiscal year ended December 31, 2022	$—
Fiscal year ended December 31, 2021	$72

(e)      Audit Committee’s Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2022 and 2021 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In February 2021, our board of directors approved a share buyback program of up to $50 million of our common shares. During 2022, we repurchased an aggregate of 1.2 million shares for a cost of $25.5 million and concurrently cancelled our treasury shares. During 2021, we repurchased an aggregate of 2.0 million shares for a cost of $24.5 million and subsequently cancelled our treasury shares in September 2021.

	Total number of shares purchased	Average price paid per share	Total value of shares purchased as part of publicly announced plan or program	Maximum value of shares (in $) that may be purchased under the plan or program
April 2021	1,184,662	$11.55	13,711,335	36,288,665
June 2021	500,103	$13.54	6,783,883	29,504,782
July 2021	299,882	$13.28	3,988,446	25,516,336
March 2022	368,496	$17.80	6,565,840	18,950,496
June 2022	200,000	$22.47	4,497,020	14,453,476
September 2022	400,000	$23.22	9,294,733	5,158,743
November 2022	221,157	$23.13	5,120,583	38,160

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception under Nasdaq Rule 5615, or Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the Nasdaq’s listing standards, which are available at www.nasdaq.com. As a foreign private issuer, we are permitted to follow our home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda.

We are exempt from many of the Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq's corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

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

Audit Committee. We are exempt from certain Nasdaq requirements regarding our Audit Committee. Consistent with Bermuda law, the directors on our Audit Committee are not required to comply with certain of Nasdaq’s independence requirements for Audit Committee members, and our management is responsible for the proper and timely preparation of our annual reports, which are audited by independent auditors. However, the committee currently consists of three independent directors, Lori Wheeler Naess, Daniel Rabun and Thorleif Egeli.

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

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq’s corporate governance rules or Bermuda law. Consistent with Bermuda law, and as provided in our amended Bye-laws, we will notify our shareholders of shareholder meetings at least seven days before such meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

We believe that our established corporate governance practices satisfy the Nasdaq listing standards. Further information and our corporate governance documents are available in the “Governance” section of our website at (www.golarlng.com).

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Number	Description of Exhibit
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

4.10**/++
First Amendment to Liquefaction Tolling Agreement, dated November 15, 2019, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.10 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.11**/++
Second Amendment to Liquefaction Tolling Agreement, dated March 23, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.11 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.12**/++
Third Amendment to Liquefaction Tolling Agreement, dated July 22, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.12 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

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

4.16**	Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018, incorporated by reference to Exhibit 4.5 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

Number	Description of Exhibit
4.17**/+
Lease and Operate Agreement by and between Gimi MS Corporation and BP Mauritania Investments Limited, dated February 26, 2019, incorporated by reference to Exhibit 4.26 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

4.18*/+
Amended and Restated Deed relating to the Lease and Operate Agreement dated February 26, 2019 by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Offshore & Marine Limited, BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated September 3, 2021.

4.19**/++
$700 million facility agreement dated October 24, 2019, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis, incorporated by reference to Exhibit 1.1 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on November 30, 2020.

4.20**/++
First supplemental agreement to $700 million facility dated January 19, 2021, by and among Gimi MS Corporation, Golar LNG Limited, Gimi Holding Company Limited and ING Bank N.V., incorporated by reference to Exhibit 4.18 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.21**/++
Second supplemental agreement to $700 million facility agreement dated March 2, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.22*/++	Third supplemental agreement to $700 million facility agreement dated February 17, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
4.23**
Agreement and plan of Merger dated January 13, 2021, relating to the sale of Golar LNG Partners LP, by and between Golar GP LLC, New Fortress Energy Inc, Lobos Acquisition LLC and NFE International Holdings Limited, incorporated by reference to Exhibit 4.1 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.24**
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

4.26**
Agreement and plan of Merger dated January 13, 2021, relating to the sale of Hygo Energy Transition LTD, between New Fortress Energy Inc, Golar LNG Limited, Stonepeak Infrastructure Fund II Cayman (G) LTD and Lobos Acquisition LLC, incorporated by reference to Exhibit 4.4 to Golar LNG Limited's Report of Foreign Issues on Form 6-K filed on January 19, 2021.

4.27**
Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc, incorporated by reference to Exhibit 4.23 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.28**
Omnibus Agreement (Hygo) dated as of April 15, 2021 by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc, incorporated by reference to Exhibit 4.24 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.29**
Shareholders’ Agreement dated as of April 15, 2021 by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd, incorporated by reference to Exhibit 4.25 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

Number	Description of Exhibit
4.30**
$300 million unsecured Norwegian Bond dated March 11, 2022, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securities AS and Nordea Bank Abp, incorporated by reference to Exhibit 4.28 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.31**/++
Share purchase agreement dated dated January 26, 2022 by and between Cool Company Ltd and Golar LNG Limited, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.32 **/++
Amendment agreement to share purchase agreement dated February 25, 2022 by and between Cool Company Ltd and Golar LNG Limited, incorporated by reference to Exhibit 4.30 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.33*/++	Share purchase agreement dated dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd.
4.34*/++	Administrative services agreement dated dated June 30, 2022 by and between Golar Management Ltd and Cool Company Management Ltd.
4.35*/++	Share purchase agreement dated May 31, 2022 by and between Golar LNG Limited and Asset Company 11 S.R.L.
8.1*	Golar LNG Limited subsidiaries.
11.1**	Golar LNG Limited Corporate Code of Business Ethics and Conduct, incorporated by reference to Exhibit 14.1 of Golar LNG Limited’s Annual Report on Form 20-F for the year ended December 31, 2003.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.

Number	Description of Exhibit
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

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

Golar LNG Limited
(Registrant)

Date	March 31, 2023	By	/s/ Eduardo Maranhão
Eduardo Maranhão
Principal Financial Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Golar Arctic Vessel impairment
Description of the matter
The Company’s “Vessels and Equipment, net” balance was $1,137.1 million as of December 31, 2022, as disclosed in Note 19 of the consolidated financial statements. Management performs an impairment assessment whenever events or changes in circumstances indicate that the carrying value of a vessel may exceed its fair value. Management determined the existence of an impairment indicator for the Golar Arctic vessel (“Arctic”) in May 2022, arising from a change in the expected recovery of the vessel’s carrying amount from continued use in operations over its remaining useful life, to recovery from sale. Management therefore tested the Arctic for impairment. As the estimated fair value was less than the Arctic’s carrying amount, an impairment charge of
$76.2 million was recognized for the year ended December 31, 2022.

Auditing the Company’s impairment test of the Arctic was complex, due to the degree of subjectivity involved in determining its principal market and thus the highest and best use, whether, in its existing condition and use as a Liquefied Natural Gas (“LNG”) carrier or its future sale and use as a Floating Storage Regasification Unit (“FSRU”).

Golar Arctic Vessel impairment
How we addressed the matter in our audit
Our audit procedures included obtaining an understanding of the Company’s impairment process and evaluating the design and testing the operating effectiveness of the control over the Company’s determination of the principal market.

As part of our audit procedures, we evaluated management’s impairment assessment by comparing the methodology used to assess impairment of Arctic against the accounting guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Our testing of management’s estimate for the fair value included inspection of the executed agreement for the future disposal of the vessel and evaluating management’s assessment of the determination of the principal market that provides highest and best use of Arctic against the guidance in ASC 820 – Fair Value Measurement. Further, we obtained and inspected the brokers’ valuation reports used by management to confirm that the fair value was determined with reference to the highest and best use of the vessel. We evaluated the objectivity and competence of the third-party brokers who performed the valuations of the Arctic, by considering the work that they were engaged to perform, their professional qualifications, the existence of any other relationships with the Company, their experience and the valuation methodology they used. We recalculated the impairment charge based on the average of these broker valuations and compared it against the amount recognized by management. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements against the requirements of the relevant accounting standards.

Accounting for discontinued operations – Cool Company Limited
Description of the matter
As more fully described in Note 14 to the consolidated financial statements, on January 26, 2022, the Company entered into agreements with Cool Company Limited (“CoolCo”) pursuant to which CoolCo acquired all of the outstanding shares in thirteen of Golar’s wholly-owned subsidiaries (“CoolCo Disposal”). These subsidiaries comprised the registered owners of LNG carriers and management entities responsible for commercial and technical vessel management and fleet pooling arrangements (“Disposal Group”). Consideration for the CoolCo Disposal was in the form of $218.2 million cash and $127.1 million in the form of 12.5 million shares in CoolCo, which represented a 31.1% stake.

Management determined that the Disposal Group was classified as held-for-sale and qualified as a discontinued operation on March 1, 2022, thus the results of the Disposal Group were presented as discontinued operations from that date.

Auditing the determination that the CoolCo Disposal met the requirements for a discontinued operation was complex, because significant judgement was applied in determining whether and when the strategic shift criterion for reporting discontinuing operations was met, given the disposal of the vessels and management companies occurred at various dates between January and June 2022 and the retention of a 31.1% equity interest in CoolCo immediately after the disposal on June 30, 2022.

How we addressed the matter in our audit
Our audit procedures included obtaining an understanding of the Company’s process for accounting for discontinued operations. We evaluated the design and tested the operating effectiveness of controls over the Company’s assessment of the criteria for reporting discontinued operations.

As part of our audit procedures, we also inspected the vessels and management companies’ sale and purchase agreements to confirm that the sale of the individual entities was contemplated in a single plan, and that each of the thirteen entities met the criteria to be classified as held for sale, or had been disposed of at March 1, 2022. We evaluated management’s assessment that the CoolCo Disposal represented a strategic shift against the criteria in ASC 205-20 – Discontinued Operations. This evaluation considered the nature of the retained FLNG segment relative to the entities disposed of in the Shipping segment, and the impact of the CoolCo Disposal on the Company’s consolidated revenues, the results of operations of the Shipping segment and the retained economic exposure through the equity interest in CoolCo.

We assessed the adequacy of the related disclosures in respect of discontinued operations, and continuing involvement in the discontinued operations in Note 14 of the consolidated financial statements against the requirements of the relevant accounting standards.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Golar LNG Limited

Opinion on Internal Control over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated March 31, 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 31, 2023

GOLAR LNG LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of $, except per share amounts)	Notes	2022	2021	2020
Liquefaction services revenue	7	213,970	221,020	226,061
Vessel management fees and other revenues	7, 28	44,085	27,777	20,695
Time and voyage charter revenues	13	9,685	11,476	14,632
Total operating revenues	6	267,740	260,273	261,388

Vessel operating expenses	6	(72,802)	(64,366)	(57,252)
Voyage, charterhire and commission expenses	6, 28	(2,444)	(669)	(1,544)
Administrative expenses	6, 28	(38,100)	(35,311)	(34,376)
Project development expenses	6	(8,017)	(2,521)	(8,616)
Depreciation and amortization	19	(51,712)	(55,362)	(55,940)
Impairment of long-lived assets	19	(76,155)	—	—
Total operating expenses		(249,230)	(158,229)	(157,728)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	6, 8	520,997	204,663	(42,561)
Other operating losses	7	(15,417)	—	—
Total other operating income/(losses)		505,580	204,663	(42,561)

Operating income		524,090	306,707	61,099

Realized and unrealized mark-to-market gain/(losses) on our investment in listed equity securities		400,966	(295,777)	—
Other non-operating income/(losses), net		11,916	(66,027)	5,682
Total other non-operating income/(losses)	9	412,882	(361,804)	5,682

Interest income	29	12,225	128	1,479
Interest expense		(19,286)	(34,486)	(39,182)
Gains/(losses) on derivative instruments, net	10	71,497	24,348	(52,423)
Other financial items, net	10, 28	(5,380)	693	(557)
Net financial income/(expense)		59,056	(9,317)	(90,683)

Income/(loss) before taxes and net income/(losses) from equity method investments		996,028	(64,414)	(23,902)
Income taxes	11	438	(1,440)	(579)
Net income/(losses) from equity method investments	17	19,041	1,080	(537)
Net income/(loss) from continuing operations		1,015,507	(64,774)	(25,018)

Net (loss)/income from discontinued operations	14	(76,450)	625,389	(142,912)

Net income/(loss)		939,057	560,615	(167,930)

Net income attributable to non-controlling interests - continuing operations		(143,078)	(111,186)	(68,974)
Net income attributable to non-controlling interests - discontinued operations		(8,206)	(35,578)	(36,653)
Total net income attributable to non-controlling interests		(151,284)	(146,764)	(105,627)

Net income/(loss) attributable to stockholders of Golar LNG Limited		787,773	413,851	(273,557)

Earnings/(loss) per share attributable to Golar LNG Ltd stockholders Per common share amounts:
Basic earnings/(loss) per share from continuing operations	12	$8.09	$(1.60)	$(0.96)
Dilutive earnings/(loss) per share from continuing operations	12	$8.04	$(1.60)	$(0.96)
Basic and diluted (loss)/earnings per share from discontinued operations	12	$(0.79)	$5.38	$(1.84)

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of $)	Notes	2022	2021	2020

Net income/(loss)		939,057	560,615	(167,930)

Other comprehensive income/(loss):
Gain/(loss) associated with pensions, net of tax	25	5,820	5,006	(3,527)
Share of equity method investment’s comprehensive losses from continuing operations (1)	17	(797)	—	—
Share of equity method investment’s comprehensive losses from discontinued operations (1)		—	(3,147)	(17,680)
Realized accumulated comprehensive income on disposal of investment in affiliate	14	—	43,380	—
Net other comprehensive income/(loss)		5,023	45,239	(21,207)

Comprehensive income/(loss)		944,080	605,854	(189,137)

Comprehensive income/(loss) attributable to:
Stockholders of Golar LNG Limited		792,796	459,090	(294,764)
Non-controlling interests - continuing operations		143,078	111,186	68,974
Non-controlling interests - discontinued operations		8,206	35,578	36,653
Comprehensive income/(loss)		944,080	605,854	(189,137)
(1) No tax impact for the years ended December 31, 2022, 2021 and 2020.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

(in thousands of $)	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents		878,838	231,849
Restricted cash and short-term deposits	15	21,693	34,025
Trade accounts receivable		41,545	28,912
Inventories		692	536
Amounts due from related parties	28	475	3,484
Assets held for sale	14	721	83,044
Other current assets	16	314,542	543,747
Total current assets		1,258,506	925,597

Non-current assets
Restricted cash	15	112,350	72,048
Equity method investments	17	104,108	52,215
Asset under development	18	1,152,032	877,838
Vessels and equipment, net	19	1,137,053	1,264,419
Non-current assets held for sale	14	—	1,614,732
Non-current amounts due from related parties	28	3,472	—
Other non-current assets	20	512,039	141,446
Total assets		4,279,560	4,948,295

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	21	(344,778)	(703,170)
Trade accounts payable		(8,983)	(4,929)
Accrued expenses	22	(32,833)	(32,872)
Liabilities held for sale	14	(373)	(429,836)
Other current liabilities	23	(27,445)	(136,414)
Total current liabilities		(414,412)	(1,307,221)

Non-current liabilities
Long-term debt	21	(844,546)	(920,130)
Non-current liabilities held for sale	14	—	(450,068)
Other non-current liabilities	24	(120,428)	(92,959)
Total liabilities		(1,379,386)	(2,770,378)

Commitments and contingencies EQUITY	29
Share capital 107,225,832 common shares of $1.00 each issued and outstanding (2021: 108,222,604)	26	(107,226)	(108,223)
Additional paid-in capital		(1,936,746)	(1,972,859)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		5,811	10,834
Retained (earnings)/losses		(262,063)	539,598
Total stockholders’ equity		(2,500,224)	(1,730,650)
Non-controlling interests	5	(399,950)	(447,267)
Total equity		(2,900,174)	(2,177,917)
Total liabilities and equity		(4,279,560)	(4,948,295)
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of $)	Notes	2022	2021	2020
OPERATING ACTIVITIES
Net income/(loss)		939,057	560,615	(167,930)
Add: Net loss/(income) from discontinued operations		76,450	(625,389)	142,912
Net income/(loss) from continuing operations		1,015,507	(64,774)	(25,018)
Adjustments to reconcile net income/(loss) from continuing operations to net cash provided by/(used in) operating activities:
Depreciation and amortization	19	51,712	55,362	55,940
Gain on disposal of long lived asset	18	—	—	(5,682)
Deconsolidation of lessor VIE	5	—	—	(4,809)
Impairment of long-lived assets	19	76,155	—	—
Amortization of deferred charges and debt guarantees, net		3,555	1,768	4,870
Net (income)/loss from equity method investments	17	(19,041)	(1,080)	537
Compensation cost related to employee stock awards		3,410	2,625	4,482
Net foreign exchange (gain)/losses		(1,584)	383	3,106
Change in fair value of investment in listed equity securities	9	(400,966)	295,777	—
Change in fair value of derivative instruments (interest rate swaps)	10	(72,269)	(27,016)	46,208
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		(311,585)	(181,487)	35,150
Change in assets and liabilities:
Trade accounts receivable		(10,917)	(3,083)	(7,658)
Inventories		(157)	86	(4)
Other current and non-current assets		(26,535)	(1,495)	(19,874)
Amounts due from related parties		367	144	9,285
Trade accounts payable		3,085	(4,648)	1,477
Accrued expenses		(4,213)	(11,957)	(7,941)
Other current and non-current liabilities (1)		(27,470)	59,776	(36,413)
Net cash provided by continuing operations		279,054	120,381	53,656

Net (loss)/income from discontinued operations	14	(76,450)	625,389	(142,912)
Drydocking expenditure		—	(1,591)	(10,622)
Deconsolidation of lessor VIEs		(59,085)	—	—
Depreciation and amortization		8,732	50,590	51,983
Amortization of deferred charges and debt guarantees, net		3,932	1,280	(981)
Net loss from equity method investments		—	—	175,988
Loss/(gain) on disposal and impairment of long-lived assets	14	105,201	(564,902)	—
Compensation cost related to employee stock awards	14	239	897	938
Net foreign exchange losses		571	82	115
Change in assets and liabilities:
Trade accounts receivable		837	1,836	3,481
Inventories		171	911	(300)
Other current and non-current assets		(5,470)	826	4,052
Amounts due from related parties		(804)	(9,563)	2,348
Trade accounts payable		(7,472)	5,598	2,355
Accrued expenses		(6,134)	18,147	11,710
Other current and non-current liabilities		(24,941)	3,999	(6,029)
Net cash (used in)/provided by discontinued operations		(60,673)	133,499	92,126

(in thousands of $)	Notes	2022	2021	2020
INVESTING ACTIVITIES
Additions to asset under development		(267,421)	(213,481)	(298,304)
Additions to equity method investments	17	(2,447)	(8,625)	(10,231)
Proceeds from subscription of equity interest in Gimi MS	5	39,275	25,403	11,081
Proceeds from sale of equity method investment		97,844	—	—
Proceeds from sale of listed equity securities		625,844	—	—
Dividends received from listed equity securities		5,328	5,029	—
Proceeds from disposal of long-lived assets	18	—	—	190,131
Short-term loan advanced to related parties	28	—	(1,750)	—
Net cash provided by/(used in) investing activities		498,423	(193,424)	(107,323)

Dividends received		—	460	10,584
Additions to vessels and equipment		—	(925)	(3,880)
Additions to equity method investments		—	—	(2,410)
Net proceeds from disposals of long-lived assets	14	569,298	119,535	—
Short-term loan advanced to related parties		—	—	(45,000)
Proceeds from repayment of short-term loan advanced to related parties		—	—	45,000
Net cash provided by discontinued investing activities	2	569,298	119,070	4,294

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		276,640	411,866	624,901
Repayments of short-term and long-term debt		(719,917)	(289,148)	(745,445)
Net proceeds from the issuance of equity		—	—	99,831
Cash dividends paid		(55,169)	(33,136)	(26,072)
Financing costs paid		(9,599)	(13,300)	(13,300)
Purchase of treasury shares	26	(25,479)	(24,484)	(16,650)
Proceeds from exercise of share options		161	—	—
Net cash (used in)/provided by financing activities		(533,363)	51,798	(76,735)

Proceeds from short-term and long-term debt		—	168,402	104,806
Repayments of short-term and long-term debt		(158,000)	(268,107)	(189,088)
Financing costs paid		(280)	(3,700)	(1,277)
Net cash used in discontinued financing activities		(158,280)	(103,405)	(85,559)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		80,869	65,316	66,988
Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the end of period		369	80,869	65,316
Net decrease/(increase) in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		80,500	(15,553)	1,672

Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	14	674,959	112,366	(117,869)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	14	337,922	225,556	343,425
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		1,012,881	337,922	225,556

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest		74,566	35,887	54,004
Income taxes paid		1,465	694	1,181
(1) Includes accretion of discount on convertible bonds of $1.7 million, $15.9 million an

d $15.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2022	2021	2020	2019
Cash and cash equivalents		878,838	231,849	85,996	179,699
Restricted cash and short-term deposits	15	21,693	34,025	77,540	87,758
Restricted cash (non-current portion)	15	112,350	72,048	62,020	75,968
		1,012,881	337,922	225,556	343,425

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(in thousands of $)	Notes	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss (1)	Retained (Losses)/Earnings	Non-controlling Interests	Total Equity
Balance at December 31, 2019		101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	252,565	1,750,826
Net (loss)/income		—	—	—	—	—	(273,557)	105,627	(167,930)
Dividends		—	—	—	—	—	—	(26,340)	(26,340)
Employee stock compensation		—	—	5,671	—	—	—	—	5,671
Forfeiture of employee stock compensation		—	—	(250)	—	—	—	—	(250)
Restricted stock units		73	—	(73)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	11,081	11,081
Repurchase and cancellation of treasury shares		(3,500)	39,098	—	—	—	(52,248)	—	(16,650)
Net proceeds from issuance of shares		12,068	—	88,187	—	—	—	—	100,255
Deconsolidation of lessor VIEs		—	—	—	—	—	—	(4,809)	(4,809)
Other comprehensive loss		—	—	—	—	(21,207)	—	—	(21,207)
Balance at December 31, 2020		109,944	—	1,969,602	200,000	(56,073)	(930,950)	338,124	1,630,647
Net income		—	—	—	—	—	413,851	146,764	560,615
Dividends		—	—	—	—	—	—	(37,136)	(37,136)
Employee stock compensation		—	—	4,330	—	—	—	—	4,330
Forfeiture of employee stock compensation		—	—	(809)	—	—	—	—	(809)
Restricted stock units		264	—	(264)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	25,403	25,403
Repurchase and cancellation of treasury shares	26	(1,985)	—	—	—	—	(22,499)	—	(24,484)
Realized accumulated comprehensive losses on disposal of investment in affiliate		—	—	—	—	43,380	—	—	43,380
Deconsolidation of lessor VIEs	5	—	—	—	—	—	—	(25,888)	(25,888)
Other comprehensive income		—	—	—	—	1,859	—	—	1,859
Balance at December 31, 2021		108,223	—	1,972,859	200,000	(10,834)	(539,598)	447,267	2,177,917
Opening adjustment	3	—	—	(39,861)	—	—	38,175	—	(1,686)
Adjusted balance at January 1, 2022		108,223	—	1,932,998	200,000	(10,834)	(501,423)	447,267	2,176,231
Net income		—	—	—	—	—	787,773	151,284	939,057
Dividends		—	—	—	—	—	—	(55,169)	(55,169)
Exercise of share options		6	—	155	—	—	—	—	161
Employee stock compensation		—	—	3,937	—	—	—	—	3,937
Forfeiture of employee stock compensation		—	—	(157)	—	—	—	—	(157)
Restricted stock units		187	—	(187)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	—	39,275	39,275
Repurchase and cancellation of treasury shares	26	(1,190)	—	—	—	—	(24,287)	—	(25,477)
Deconsolidation of lessor VIEs	5	—	—	—	—		—	(182,707)	(182,707)
Other comprehensive income		—	—	—	—	5,023	—	—	5,023
Balance at December 31, 2022		107,226	—	1,936,746	200,000	(5,811)	262,063	399,950	2,900,174
(1) As of December 31, 2022, 2021 and 2020, our accumulated other comprehensive income/(loss) consisted of (i) $5.7 million gain, $5.0 million gain and $3.5 million loss in relation to our pension and post retirement benefit plan, (ii) $0.8 million, $nil and $nil share of equity method investment’s comprehensive losses from continuing operations, and (iii) $nil, $3.1 million and $17.7 million share of equity method investment’s comprehensive loss from discontinued operations, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas and the regasification, storage and offloading of LNG. As of December 31, 2022, our fleet was comprised of two LNG carriers (of which one vessel is contracted for conversion to a Floating Storage Regasification Unit (“FSRU”) subject to receipt of notice to proceed and subsequent sale, the Golar Arctic) and two FLNGs (the Hilli Episeyo (the “FLNG Hilli”) which is operational and the Gimi, which is currently under conversion to a FLNG).

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

As further discussed in note 14, during the first and second quarters of 2022, we (i) disposed of substantially all of our fleet of LNG carriers and our ship management operations to the Cool Company Ltd. (“CoolCo” and such disposal, the “CoolCo Disposal”) and (ii) sold all of the shares of our subsidiary, Golar NB13 Corporation which owns the FSRU Golar Tundra, to Asset Company 11 S.R.L (part of Italy’s SNAM group, or “Snam”) (the “TundraCo Disposal”). In November 2022, we agreed preliminary terms for the sale of our vessel operations support function in Malaysia to CoolCo (the “Golar Malaysia Disposal”), subject to CoolCo’s completion of its customary due diligence. The Golar Malaysia Disposal is expected to be completed in the second quarter of 2023.

The CoolCo Disposal, the TundraCo Disposal and the Golar Malaysia Disposal all met the criteria to be classified as held for sale and were reported as discontinued operations on various dates during the year ended December 31, 2022. The related assets, liabilities, operating results and cash flows of these disposals are presented as discontinued operations for all periods presented herein.

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Principles of consolidation

A variable interest entity (“VIE”) is defined by the accounting standard as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision-making ability and an interest in the entity’s residual risks and rewards, (b) equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The accompanying consolidated financial statements include the financial statements of the entities listed in notes 4 and 5.

Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in the financial statements, as well as VIEs in which the Company is deemed to be subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residual returns, or both. All inter-company balances and transactions are eliminated. The non-controlling interests of the above-mentioned subsidiaries were included in the consolidated balance sheets and statements of operations as “Non-controlling interests”.

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

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

In relation to the oil derivative instrument (note 27), fair value is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the FLNG Hilli’s Liquefaction Tolling Agreement (“LTA”). The fair value of the gas derivative is determined using the estimated discounted cash flows of the additional payments due to us as a result of forecasted natural gas prices and forecasted Euro/U.S. Dollar exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gains/(loss) on oil and gas derivative instruments” in the consolidated statement of operations (note 8).

Fair value measurements

We account for fair value measurements in accordance with ASC 820 Fair value measurement to measure assets and liabilities. The guidance provides a definition of fair value, together with a framework for measurement and requires additional disclosure about the use of fair value to measure assets and liabilities.

Lease versus revenue accounting

Contracts relating to our LNG carrier, FSRU and FLNG assets can take various forms including leases, tolling services and management service agreements. In addition, we have historically contracted a portion of our vessels in the spot market through the “Cool Pool” arrangement. Although the substance of these contracts is similar (they allow our counterparties to hire a managed vessel for specified consideration), the accounting treatment varies.

To determine whether a contract contains a lease agreement for a period of time, the Company assesses whether, throughout the period of use, the counterparty has both of the following:

•the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•the right to direct the use of that identified asset.

If a contract relating to an asset fails to give both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e., another third party could contract for a meaningful amount of the asset capacity). In situations where we have historically provided management services unrelated to an asset contract, we account for the contract as a revenue contract.

Lease accounting

When a contract contains a lease, which is assessed at inception, we make an assessment of the lease classification criteria of ASC 842 Leases. An agreement will be classified as a sales-type lease for a lessor (or a finance lease for a lessee) if any of the following conditions are met at lease commencement:

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the underlying asset’s useful life are not subject to this criterion;
•the present value of the lease payments and any residual value guarantees present represent substantially all of the fair value of the underlying asset; and
•the asset is heavily customized such that it could not be used for another use at the end of the term.

If none of these criteria are met for a lessor, the lease will be classified as a direct financing lease (if the present value of the sum of the lease payments and any residual value guarantee present equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect lease payments and any residual value guarantee), or an operating lease. If none of these criteria are met for a lessee, the lease will be classified as an operating lease.

The lease term is assessed at lease commencement. The existence of any purchase options, extension options, termination options and residual value guarantees, if any are disclosed. Agreements which include extension options are included in the lease term if we believe they are reasonably certain to be exercised by the lessee. Agreements which contain purchase options and termination options are included in the lease term if we believe they are reasonably certain to not be exercised by the lessee. An extension option or a termination option is included in the lease term if the exercise of the option is controlled by the lessor. The determination of whether options are reasonably certain considers whether the option creates an economic incentive.

•Lessor accounting

In making the classification assessment, we have historically estimated the residual value of the underlying asset at the end of the lease term with reference to broker valuations.

Generally, lease accounting commences when the asset is made available to the counterparty, however, where a contract contains specific acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance tests. We assess a lease under the modification guidance when there is a change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

For operating leases, costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront net revenue payments (for example positioning fees) for operating leases to the consolidated balance sheet and amortize to the consolidated statement of income over the lease term. Fixed revenue from operating leases is accounted for on a straight-line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases for LNG carriers, we have historically elected the practical expedient to combine our service revenue and operating lease income generated from our time charter agreements as both the timing and the pattern of transfer of the components are the same.

•Time charter agreements

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

Revenue accounting

Contracts within the scope of revenue accounting are generally those that do not contain a lease or that form part of our ordinary activities of developing and operating FLNG projects. Contracts with a customer are assessed to identify the performance obligations in the contract, determine the transaction price and allocation of the transaction price to the performance obligations identified. Revenue is recognized when the performance obligations are satisfied – either over time or at a point in time and the appropriate pattern of transfer of control over time. Contract liabilities arise when the customer makes payments in advance of receiving services while contract assets arise when services are provided in advance of customer payments being received.

•Liquefaction services revenue

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Amounts of overproduction or underutilization is variable consideration, estimated and recognized using the output method to the extent it is probable that a significant reversal will not occur.

Contractual payment terms for liquefaction services is monthly in arrears. The period between when invoicing and when payment is due is not significant.

•Services revenue

Services revenue is generated from services rendered which includes but not limited to performing drydocking, site commissioning, hook-up services, FLNG studies and other services.

•Management fees

Management fees are generated from vessel management, which includes commercial and technical vessel-related services, ship operations and maintenance services and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice. Our contracts generally have an initial term of one year or less, after which the arrangement continues until the end of the contract.

•Cool Pool

Pool revenues and expenses under the Cool Pool arrangement are accounted for in accordance with the guidance for collaborative arrangements when two (or more) parties are active participants in the activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. Active participation is deemed to occur when participating on the Cool Pool steering committee.

When accounting for a collaborative arrangement, we present our share of net income earned under the Cool Pool across a number of lines in the consolidated statement of operations. Net revenue and expenses incurred specifically to Golar vessels and for which we are deemed to be the principal, are presented gross on the face of the consolidated statement of operations in the line items “Time and voyage charter revenues” and “Voyage, charterhire and commission expenses.” Pool net revenues, generated by the other participants in the pooling arrangement, will be presented separately in revenue and expenses from collaborative arrangements. Each participant’s share of the net pool revenues is based on the number of days such vessels participated in the pool. Refer to note 28 for an analysis of the impact on the consolidated statement of operations for the pooling arrangement.

Absent the presence of a collaborative arrangement, we present our gross share of income earned and costs incurred under the Cool Pool on the face of the consolidated statement of operations in the line items “Time and voyage charter revenues” and “Voyage, charterhire and commission expenses” respectively. For pool net revenues and expenses generated by the other participants in the pooling arrangement, we analogize these to be either the cost of obtaining a contract or the benefit of operating within the Cool Pool, and presented within the line item “Voyage, charterhire and commission expenses, net.”

Leases as lessee

We determine if an arrangement contains a lease at inception. Operating leases where we are the lessee result in recognition of a right-of use (“ROU”) asset with a corresponding lease liability. The ROU asset is included in balance sheet line-items ‘Other current assets’ and ‘Other non-current assets’, depending on its maturity and the lease liability is included in balance sheet line-items ‘Other current liabilities’ and ‘Other non-current liabilities’. The ROU asset represents our right to use an underlying asset for the lease term and the lease liability represents our obligation to make lease payments per the lease agreement. Operating leases are recognized at commencement date based on the present value of lease payments over the lease term, using our incremental borrowing rate as assessed at lease commencement date. We do not separate the lease and non-lease components; they are considered a single lease component. The impact of subsequent amendments to lease agreement terms and conditions is assessed prospectively.

Insurance claims

We have two main types of insurance policies, being loss of hire (“LOH”) and hull and machinery (“H&M”).

LOH policies provides coverage for loss of revenue for our insured vessels and related claims are generally considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized on the face of the consolidated statement of operations in the line item “Other operating income/(losses)”.

H&M policies protects us from damages in relation to our vessels and on-board equipment. Our insurance policies are considered loss recoveries. We recognize costs incurred at the time a loss event occurs. Insurance proceeds received from insured losses are recognized when considered probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M costs and insurance recoveries are recognized on the face of the consolidated statement of operations in line item “Vessel operating expenses”.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for expected credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Restricted cash and short-term deposits

Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps and other contracts which require us to restrict cash.

Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months. Interest income earned on our short-term deposits are recognized on an accrual basis on the face of the consolidated statement of operations in line item “Interest income”.

Amounts are presented net of allowances for expected credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Trade accounts receivables

Trade receivables are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for expected credit loss. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

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

Equity method investments

Equity method investments relate to our investments in entities over which we generally have between 20% and 50% of the voting rights, or over which we have significant influence, but over which we do not exercise control or have the power to control their financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This also extends to entities in which we hold a majority ownership interest, but we do not control, due to the other parties’ participating rights. Under this method, we record our investment at cost and adjust the carrying amount for our share of the income or losses from these equity method investments subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an equity method investment reduce the carrying amount of the investment. When we decrease our investment in equity method investments but continue to retain significant influence, we recognize a gain or loss for the difference between proceeds and carrying amount of the investment sold in the statement of operations line item “Net income/(losses) from equity method investments”.

Vessels and equipment

Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment, less the estimated residual values, is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on broker scrap value cost of steel and aluminum times the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons.

The cost of construction of mooring equipment is capitalized and depreciated over the initial term of the related agreement.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For vessels that are newly built or acquired, we have adopted the “built-in overhaul” method of accounting. The built-in overhaul method is based on the segregation of vessel costs into those that should be depreciated over the useful life of the vessel and those that require drydocking at periodic intervals to reflect the different useful lives of the components of the assets. The estimated cost of the drydocking component is amortized until the date of the first drydocking following acquisition, upon which the cost is capitalized and the process is repeated. When a vessel is disposed of, any unamortized drydocking expenditure is charged against income in the period of disposal.

The capital costs include the addition of new equipment or modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel. These expenditures are capitalized and depreciated over the remaining useful life of the vessel.  Expenditures of a routine repairs and maintenance nature that do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred.

Useful lives applied in depreciation are as follows:

Vessels (excluding converted FSRU and FLNG)	40 years
Vessels - converted FSRU	20 years from conversion date
Vessels - FLNG	30 years from conversion date
Deferred drydocking expenditure	5 years
Deferred drydocking expenditure - FLNG	20 years
Mooring equipment - FLNG	8 years
Office equipment and fittings	3 to 6 years

Asset under development

An asset is classified as an asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost. All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized. Nonrefundable reimbursements are offset against the cost incurred for the construction of the asset. Interest costs directly attributable to construction of the asset are added to the cost of the asset. Capitalization ceases and depreciation commences once the asset is completed and available for its intended use.

Interest costs capitalized

Interest is capitalized on all qualifying assets that require a period of time to get ready for their intended use. Qualifying assets consist of new vessels under construction, assets under development and vessels undergoing conversion into FSRUs or FLNGs for our own use. In addition, certain equity method investments may be considered qualifying assets prior to commencement of their planned principal operation. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the assets for its intended use are complete. If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period.

Asset retirement obligation

An asset retirement obligation (“ARO”) is a liability associated with the eventual retirement of a fixed asset.

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
Held for sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as held for sale if all of the following criteria are met at the period end:

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

A disposal group is classified as discontinued operations if either of the following criteria are met: (1) a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale that represents a strategic shift that has or will have a major effect on our financial results and operations or (2) an acquired business or non-profit activity (the entity to be sold) that is classified as held for sale on the date of the acquisition.

Assets or subsidiaries held for sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued. As an exception, investments in associates classified as held for sale continue to be measured in accordance with ASC 323 “Investments - Equity Method and Joint Venture”. Upon classification as held for sale, the assets are no longer depreciated.

If, at any time, the criteria for held for sale is no longer met, then the asset or disposal group will be reclassified to held and used. The asset or disposal group will be valued at the lower of the carrying amount before the asset or disposal group was classified as held for sale (as adjusted for any subsequent depreciation and amortization) and its fair value. Any adjustment to the value is shown in consolidated statements of operations for the period in which the criterion for held for sale was not met.

Gain or loss on disposals of held for sale assets is recognized as the difference between the fair value of consideration received and the carrying amount of the assets disposed.

Impairment of long-lived assets and asset under development

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets and assets under development may not be recoverable. In assessing the recoverability of our vessels’ and assets under development’s carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value and whether the vessel is in substance under development. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-lived assets and assets under development by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over their respective fair value.

Other-than-temporary impairment of investments

Where there are indicators that fair value is below carrying value of our investments, we will evaluate these for other-than-temporary impairment. Consideration will be given to (i) the length of time and the extent to which fair value is below carrying value, (ii) the financial condition and near-term prospects of the investee and (iii) our intent and ability to hold the investment until any anticipated recovery. Where determined to be other-than-temporary impairment, we will recognize an impairment loss in the period in the line item “Net income/(losses) from equity method investments” in the consolidated statements of operations.

Investments in listed equity securities

Investments in listed equity securities represents ownership interests of a publicly listed entity. Investments in listed equity securities are recorded at fair value with changes in fair value reported in “Other non-operating income/(losses), net”. We classify our investment in listed equity securities in the consolidated statement of operations as non-operating because it is not integrated with our operations therefore is non-operating in nature. We use quoted market prices to determine the fair value of listed equity securities with a readily determinable fair value, unless the presence of certain restrictions warrants the application of a discount to fair value. We do not assess our investments in listed equity securities for impairment given they are carried at fair value.

We classify our investments in listed equity securities as current assets because the investment is available to be sold to meet liquidity needs if necessary, even if it is not the intention to dispose of the investment in the next twelve months.

Dividends received from our investments in listed equity securities are reflected as operating activities in the statement of cash flows unless such distributions relate to a return of capital in which case it is reflected as an investing activity in the statement of cash flows.

Debt

Our debt has consisted of short-term and long-term debt securities, convertible debt securities and credit facilities with banks and other lenders. Debt issuances are placed directly by us or through securities dealers or underwriters and are held by financial institutions. Debt is recorded on our consolidated balance sheets at par value adjusted for unamortized discount or premium and net of unamortized debt issuance costs. Debt issuance costs directly related to the issuance of debt are amortized over the life of the debt using the effective interest method and are recorded in interest expense, net of capitalized interest. Gains and losses on the extinguishment of debt are recorded in other financial items, net on our consolidated statements of operations.

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant debt under the effective interest method. Amortization of debt issuance costs is included in interest expense. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

Derivatives

We use derivatives to reduce market risks associated with our operations. We use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of our debt from a floating to a fixed rate over the life of the transactions without an exchange of underlying principal. We use commodity swaps to reduce our economic exposure to fluctuations in the underlying commodities for our natural-gas linked tolling fee billings. We seek to reduce our exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts. Certain of our contracts contain embedded derivatives. We do not apply hedge accounting.

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

The changes in the fair value of our interest rate and foreign exchange swap derivative instruments are recognized each period in “Gains/(losses) on derivative instruments, net” in the consolidated statements of operations while the changes in the fair value of our commodity swap derivative instruments are recognized each period in “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the consolidated statements of operations.

It is our policy to enter into master netting agreements with counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of the amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements

The fair values of the oil and gas derivative instruments were determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The oil and gas derivative instruments are classified in “Other non-current assets” in the consolidated balance sheets, depending on the LTA’s maturity. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the consolidated statement of operations.

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

Contingent liabilities

We may, from time to time, be involved in various legal proceeding, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our financial statements if the contingency has occurred at the date of the financial statements and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range.

Pensions

Defined benefit pension costs, assets and liabilities requires significant actuarial assumptions to be adjusted annually to reflect current market and economic conditions. Our accounting policy provides that full recognition of the funded status of defined benefit pension plans is to be included within our consolidated balance sheets. The pension benefit obligation is calculated by using a projected unit credit method.

Defined contribution pension costs represent our promise to make defined amounts of contributions to an individual participant’s retirement account prior to retirement, and the participant bears all the actuarial risk relating to that account once the contribution is made. Pension benefit cost is recognized in respect of the accounting period in which a contribution to the scheme is payable and is recorded in the consolidated statements of operations. A liability on our balance sheet will be recognized for any contributions due but unpaid as of the balance sheet date.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in “Other current liabilities” and “Other non-current liabilities”. A liability is recognized for the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if (and when) the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party.

Financial guarantees are assessed for expected credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Treasury shares

Treasury shares are recognized as a separate component of equity for an amount corresponding to the purchase consideration transferred to repurchase the shares. Upon subsequent disposal of treasury shares, any consideration is recognized directly in equity.

Stock-based compensation

Our stock-based compensation includes both stock options and restricted stock units (“RSUs”). We expense the fair value of stock-based compensation issued to employees and non-employees over the period the stock options or RSUs vest (fair value as determined for stock-based compensation uses some fair value measurement techniques, which differs from other fair value measurements). We recognize stock-based compensation cost for awards containing a service condition only on a straight-line basis over the employee’s requisite service period or the non-employee’s vesting period, unless the award contains performance and/or market conditions, in which case stock-based compensation cost is recognized using the graded vesting method. Certain stock options and RSUs provide for accelerated vesting in the event of death or disability in service or a change in control (as defined in the Golar LNG Limited Long Term Incentive Plan (the “LTIP”)). No compensation cost is recognized for stock-based compensation for which the individuals do not render the requisite service. We have elected to recognize forfeitures as they occur. The fair value of stock options is estimated using the Black-Scholes option pricing model. The fair value of RSUs is estimated using the market price of our common shares at grant date or the Monte Carlo simulation model, as appropriate. Upon eventual stock option exercises or RSU conversions, shares delivered will be made available from either our authorized unissued shares, treasury shares or repurchasing our shares in the open market.

Earnings per share

Basic earnings per share (“EPS”) is computed based on the income available to common shareholders and the weighted average number of shares outstanding for basic EPS. Treasury shares are not included in the calculation. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

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

Acquisitions

When the assets acquired and liabilities assumed constitute a business, then the acquisition is a business combination. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Business combinations are accounted for under the acquisition method. On acquisition, the identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. In instances where the cost of acquisition is lower than the fair values of the identifiable net assets acquired (i.e. bargain purchase), the difference is credited to the statement of operations in the period of acquisition. The consideration transferred for an acquisition is measured at fair value of the consideration transferred. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

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

For acquisitions that do not meet the definition of a business, we account for the transaction as an asset acquisition whereby the cost of the acquisition is allocated to the assets acquired and liabilities assumed and no goodwill is recognized.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence. Amounts due from related parties are presented net of allowances for expected credit losses, which are calculated using a loss rate applied against an aging matrix.

Advances or loans to/from related parties are recorded at cost.

Segment reporting

A segment is a distinguishable component of the business that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by the chief operating decision maker (“CODM”), and which are subject to risks and rewards that are different from those of other segments. Our CODM deems that we provide three distinct services and operate in the following three reportable segments: “FLNG”, “Corporate and other” and “Shipping”.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended by ASU 2021-01 Reference Rate Reform (Topic 848): Scope issued in January 2021 and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 issued in December 2022. This guidance provides temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met, which are available for election until December 31, 2024. Modifications to contracts affected by the reference rate reform are under discussion with counterparties and optional expedients are expected to be used where available.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing Earnings Per Share guidance in ASC 260. We adopted this with effect from January 1, 2022. We adjusted the additional paid in capital as of January 1, 2022 in our consolidated statement of changes in equity as included herein.

In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). We adopted this with effect from January 1, 2022. The adoption of ASU 2021-04 had no impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) – Lessors – Certain Leases with Variable Lease Payments. We adopted this with effect from January 1, 2022. The adoption of ASU 2021-05 has no impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2022:

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

		January 1, 2023	No impact expected as a result of the adoption of this ASU.

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.
		January 1, 2024	No impact currently expected as a result of the adoption of this ASU.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2022. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Gimi Holding Company Limited (1)	Bermuda	Holding company
Golar Hilli LLC (2)	Marshall Islands	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Hilli Corporation (2)	Marshall Islands	Leases the Hilli Episeyo (“FLNG Hilli”)*
Golar LNG 2216 Corporation	Marshall Islands	Owns the Golar Arctic
Golar Gandria N.V.	Curaçao	Owns the Golar Gandria
Gimi MS Corporation (3)	Marshall Islands	Owns the Gimi
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar Management Limited	United Kingdom	Management company
Golar Management AS	Norway	Vessel management company
Golar Management Malaysia Sdn. Bhd.	Malaysia	Vessel management company
Golar Viking Management D.O.O	Croatia	Vessel management company
(1) In July 2019, Gimi Holding Company Limited was incorporated and is wholly owned by Golar. In October 2019, Golar transferred its ownership in Gimi MS Corporation ("Gimi MS") to Gimi Holding Company Limited.

(2) In February 2018, Golar Hilli LLC was incorporated with Golar as sole member. In June 2018, the FLNG Hilli was sold to a China State Shipbuilding Corporation entity (“CSSC entity”) that subsequently leased back the vessel on a bareboat charter for a term of 10 years. In July 2018, shares in Golar Hilli Corporation. (a 89% owned subsidiary of Golar Hilli LLC) were exchanged for Hilli Common Units, Series A Special Units and Series B Special Units (note 5).

(3) In November 2018, Gimi MS was incorporated with Golar as sole shareholder. In February 2019, the Gimi was transferred to Gimi MS from Golar Gimi Corporation. In April 2019, First FLNG Holdings Pte. Ltd. (“First FLNG Holdings”), a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, acquired a 30% share in Gimi MS (note 5).

* The above table excludes mention of the lessor variable interest entity (“lessor VIE”) that we have leased a vessel from under a finance lease. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. While we do not hold any equity investments in this SPV, we have concluded that we are the primary beneficiary of this lessor VIE and accordingly have consolidated this entity into our financial results (note 5).

5.	VARIABLE INTEREST ENTITIES

5.1	Lessor VIEs

As of December 31, 2022, we leased one vessel (December 31, 2021: eight vessels) from a VIE as part of a sale and leaseback agreement.

As further discussed in note 14, during the year ended December 31, 2022, the Vessel SPA (defined below) in the CoolCo Disposal resulted in the disposals of our subsidiaries, including the disponent owners of seven vessels that were subject to these sale and leaseback agreements (Golar Seal, Golar Crystal, Golar Bear, Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin). Consequently, this resulted in the deconsolidation of the lessor VIEs against non-controlling interest of $182.7 million on our consolidated balance sheet. In December 2021, we repurchased the Golar Tundra and terminated the sale and leaseback arrangement with China Merchants Bank Co. Ltd (“CMBL”) for $103.3 million which resulted in the deconsolidation of the lessor VIE against non-controlling interest of $25.9 million on our consolidated balance sheet. The results of the disposed disponent owners were classified as discontinued operations.

Our continuing lessor VIE as of December 31, 2022, is with a CSSC. The CSSC entity is a wholly-owned, SPV (“Lessor SPV”). In this transaction, we sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

While we do not hold any equity investments in the Lessor SPV, we have determined that we have a variable interest in the Lessor SPV and that the lessor entity, that owns the vessel, is the lessor VIE. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of the lessor VIE and, accordingly, the lessor VIE is consolidated into our financial results. We did not record any gains or losses from the sale of this vessel as if continued to be reported as a vessels at its original cost in our consolidated financial statements at the time of transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIE is included in non-controlling interests in our consolidated financial statements. As of December 31, 2022 and 2021, the respective vessels are reported under “Vessels and equipment, net” or “Non-current assets held for sale” in our consolidated balance sheets.

The following table gives a summary of our sole sale and leaseback arrangement, including the repurchase option and obligation as of December 31, 2022:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	Next repurchase option (in $ millions)	Date of next repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
FLNG Hilli	June 2018	CSSC entity	1,200.0	10 years	633.2	June 2023	300.0	June 2028

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with our sole lessor VIE as of December 31, 2022, are shown below:

(in thousands of $)	2023	2024	2025	2026	2027	2028
FLNG Hilli (1)	115,954	110,779	105,348	100,044	94,741	22,841
(1) The payment obligations above include variable rental payments due under the lease based on assumed LIBOR plus a margin.

The assets and liabilities of the lessor VIE that most significantly impact our consolidated balance sheets as of December 31, 2022 and 2021, are as follows:

(in thousands of $)	2022	2021
Assets	Total	Total
Restricted cash and short-term deposits (note 15)	21,691	16,523

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(337,547)	(380,554)
Long-term debt (1)	(156,563)	(216,313)
	(494,110)	(596,867)
(1) Where applicable, these balances are net of deferred finance charges (note 21).

The most significant impact of the lessor VIE’s operations on our consolidated statements of operations and consolidated statements of cash flows, for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands of $)	2022	2021	2020
Continuing operations
Statement of operations
Interest expense	8,406	5,178	11,687

Statement of cash flows
Net debt repayments	(123,554)	(97,056)	(446,484)
Net debt receipts	20,640	2,848	354,901
Financing costs paid	—	—	(3,731)

Discontinued operations
Statement of operations
Interest expense	3,814	17,492	23,046

Statement of cash flows
Net debt repayments	—	(234,873)	(104,179)
Net debt receipts	—	10,402	104,806
Financing costs paid	—	(1,568)	(200)

5.2	Golar Hilli LLC

In 2018, we and affiliates of Keppel Shipyard Limited (“Keppel”) and Black & Veatch Corporation (“B&V”) (together, the “Sellers"), completed the sale (the “Hilli Disposal”) to Golar LNG Partners LP (“Golar Partners”) of common units (the “Hilli Common Units”) in our consolidated subsidiary Golar Hilli LLC (“Hilli LLC”), which owns Golar Hilli Corporation (“Hilli Corp”), the disponent owner of the FLNG Hilli.

Concurrently with the closing of the Hilli Disposal, we entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the “LLC Agreement”) on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Disposal and as of December 31, 2022, the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Hilli Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	44.6%	89.1%	89.1%
Golar Partners	50.0%	—%	—%
Keppel	5.0%	10.0%	10.0%
B&V	0.4%	0.9%	0.9%

We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary. As such, we continue to consolidate both Hilli LLC and Hilli Corp.

All three classes of ownership interests in Hilli LLC have certain participating and protective rights. We reflect Golar Partners, Keppel and B&V’s ownership in Hilli LLC as non-controlling interests in our financial statements.

Hilli LLC shall make distributions to holders of Hilli Common Units when, as and if declared by us; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless Series A Distributions (defined below) and Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

Series A Special Units:
The Series A Special Units of Hilli LLC rank senior to the Hilli Common Units and on par with the Series B Special Units. Upon termination of the LTA, Hilli LLC has a right to redeem the Series A Special Units from legally available funds at a redemption price of $1 (per Series A Special Unit) plus any unpaid distributions. There are no conversion features on the Series A Special Units. “Series A Distributions” reflect all incremental cash receipts by Hilli Corp during such quarter when Brent linked crude prices rise above $60 per barrel with contractually defined adjustments.

Series B Special Units:
The Series B Special Units of Hilli LLC rank senior to the Hilli Common Units and on par with the Series A Special Units. There are no conversion or redemption features on the Series B Special Units. Incremental returns generated from future vessel expansion capacity (currently uncontracted and excluding the exercise of additional capacity under the existing LTA) include cash receipts and contractually defined adjustments. Of such vessel expansion capacity distributions (“Series B Distributions”):

•holders of Series B Special Units are entitled to 95% of these distributions; and
•holders of Hilli Common Units are entitled to 5% of these distributions.

Hilli Common Units:
Distributions attributable to holders of Hilli Common Units are not declared until any accumulated Series A Special Units and Series B Special Units distributions have been paid. As discussed above, holders of Hilli Common Units are entitled to receive a pro rata share of 5% of the vessel expansion capacity distributions.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impacted our consolidated balance sheet as of December 31, 2022 and 2021, are as follows:

(in thousands of $)	2022	2021
Balance sheet
Current assets	105,738	157,643
Non-current assets	1,481,722	1,280,217
Current liabilities	(381,131)	(444,352)
Non-current liabilities	(240,146)	(270,371)
(1) As Hilli LLC is the primary beneficiary of the lessor VIE (see above) the Hilli LLC balances include the lessor VIE.

The most significant impacts of the lessor VIE’s operations on our consolidated statements of operations and consolidated statements of cash flows, for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands of $)	2022	2021	2020
Statement of operations
Liquefaction services revenue	213,970	221,020	226,061
Realized and unrealized gain/(loss) on oil and gas derivative instruments	520,997	204,663	(42,561)

Statement of cash flows
Net debt repayments	(123,554)	(97,056)	(322,304)
Net debt receipts	20,640	2,848	230,721
Cash dividends paid	(55,169)	(33,136)	(26,072)

5.3	Gimi MS Corporation

In April 2019, Gimi MS entered into a subscription agreement with First FLNG Holdings, a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, in respect to First FLNG Holdings’ participation in a 30% share of the Gimi (the “Subscription Agreement”). Gimi MS will construct, own and operate the Gimi and First FLNG Holdings subscribed for 30% of the total issued common share capital of Gimi MS for a subscription price equivalent to 30% of the estimated project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution.

Concurrent with the closing of the sale of the common shares, we have determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2022 and 2021, are as follows:

(in thousands of $)	2022	2021
Balance sheet
Current assets	12,460	7,107
Non-current assets	1,195,725	877,835
Current liabilities	(10,666)	(18,127)
Non-current liabilities	(516,298)	(389,244)

The most significant impacts of Gimi MS VIE’s operations on our consolidated statement of cash flows, for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands of $)	2022	2021	2020
Statement of cash flows
Additions to asset under development	267,421	213,481	217,590
Capitalized financing costs	(2,748)	(5,605)	(11,302)
Net debt receipts	125,000	110,000	170,000
Proceeds from subscription of equity interest	39,275	25,403	11,081

6.	SEGMENT INFORMATION

We provide and operate three distinct reportable segments as follows:
•FLNG – This segment includes our operations of FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them out to customers. We currently have one operational FLNG, the FLNG Hilli, and one undergoing conversion into a FLNG, the Gimi (note 18).
•Corporate and other – This segment includes our vessel management, FSRU services for third parties, administrative services to affiliates and third parties and our corporate overhead costs.
•Shipping – This segment includes our operations of the transportation of LNG carriers. We have historically operated and subsequently chartered out LNG carriers on fixed terms to charterers.

A reconciliation of net income/(loss) to Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020 is as follows:

(in thousands of $)	2022	2021	2020
Net income/(loss)	939,057	560,615	(167,930)
Income taxes	(438)	1,440	579
Income/(loss) before income taxes	938,619	562,055	(167,351)
Depreciation and amortization	51,712	55,362	55,940
Impairment of long-term assets (note 19)	76,155	—	—
Unrealized (gain)/loss on oil and gas derivative instruments (note 8)	(288,977)	(179,891)	45,100
Realized and unrealized mark-to-market (gains)/losses on our investment in listed equity securities (note 9)	(400,966)	295,777	—
Other non-operating (income)/losses (note 9)	(11,916)	66,027	(5,682)
Interest income	(12,225)	(128)	(1,479)
Interest expense	19,286	34,486	39,182
(Gains)/losses on derivative instruments (note 10)	(71,497)	(24,348)	52,423
Other financial items, net (note 10)	5,380	(693)	557
Net (income)/loss from equity method investments (note 17)	(19,041)	(1,080)	537
Net loss/(income) from discontinued operations (note 14)	76,450	(625,389)	142,912
Adjusted EBITDA	362,980	182,178	162,139

	Year Ended December 31, 2022
(in thousands of $)	FLNG	Corporate and other (2)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues (1)	214,825	43,230	9,685	267,740
Vessel operating expenses	(58,583)	(6,578)	(7,641)	(72,802)
Voyage, charterhire and commission expenses, net	(600)	(34)	(1,810)	(2,444)
Administrative (income)/expenses	22	(38,224)	102	(38,100)
Project development expenses	(5,335)	(2,637)	(45)	(8,017)
Realized gain on oil and gas derivative instruments (note 8)	232,020	—	—	232,020
Other operating losses	(15,417)	—	—	(15,417)
Adjusted EBITDA	366,932	(4,243)	291	362,980

Net income/(losses) from equity method investments (note 17)	—	(5,193)	24,234	24,234
(1) Total operating revenues under the FLNG segment includes $0.9 million revenue from a FLNG study (note 7).
(2) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	Year Ended December 31, 2022
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Segment assets from continuing operations	Assets held for sale	Total
Total assets	2,815,552	1,410,587	52,700	4,278,839	721	4,279,560
Equity method investments (note 17)	—	48,669	55,439	104,108	—	104,108
Capital expenditures (note 18 and 20)	301,292	—	2,901	304,193	—	304,193
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2021
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	221,020	27,777	11,476	260,273
Vessel operating expenses	(51,195)	(12,119)	(1,052)	(64,366)
Voyage, charterhire and commission expenses/(income)	(600)	166	(235)	(669)
Administrative expenses (2)	(241)	(34,913)	(157)	(35,311)
Project development income/(expenses)	(3,171)	507	143	(2,521)
Realized gain on oil and gas derivative instruments (note 8)	24,772	—	—	24,772
Adjusted EBITDA	190,585	(18,582)	10,175	182,178

Net income from equity method investments (note 17)	—	1,080	—	—
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

(2) Included within the “Corporate and other” “administrative expenses” is $0.5 million of redundancy costs from an overhead streamlining exercise following the completion of the sale of our investments in Golar Partners and Hygo to NFE, (the “GMLP Merger” and “Hygo Merger”, respectively) (note 14).

Balance Sheet:	Year Ended December 31, 2021
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Segment assets from continuing operations	Assets held for sale	Total
Total assets	2,314,342	807,276	128,901	3,250,519	1,697,776	4,948,295
Equity method investments (note 17)	—	52,215	—	52,215	—	52,215
Capital expenditures (note 18)	219,582	—	—	219,582	—	219,582
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2020
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	226,061	20,695	14,632	261,388
Vessel operating expenses/(income)	(52,104)	504	(5,652)	(57,252)
Voyage, charterhire and commission expenses	—	—	(1,544)	(1,544)
Administrative expenses	(1,672)	(32,068)	(636)	(34,376)
Project development expenses	(2,793)	(5,711)	(112)	(8,616)
Realized gain on oil and gas derivative instruments (note 8)	2,539	—	—	2,539
Adjusted EBITDA	172,031	(16,580)	6,688	162,139

Net income/(losses) from equity method investments (note 17)	—	(537)	—	—

Revenues from external customers

For the years ended December 31, 2022, 2021 and 2020, revenues from the following customer accounted for over 10% of our total operating revenues:

(in thousands of $)	2022		2021		2020
Perenco and SNH (1)	213,970	80%	221,020	85%	226,061	86%
(1) LTA with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) in relation to the FLNG Hilli (note 7).

The revenue from external customers above excludes vessel and other management fees from related parties (note 28).

Geographic data

The following geographical data presents our revenues from customers and total assets with respect only to our FLNG, while operating under the LTA, in Cameroon. In time and voyage charters for LNG carriers, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers. Accordingly, our CODM do not evaluate our performance according to geographical region.

	Year Ended December 31,
(in thousands of $)	2022	2021	2020
Cameroon
Liquefaction services revenue	213,970	221,020	226,061
Total assets	1,559,158	1,408,444	1,264,085

7.	REVENUE

The following table represents a disaggregation of revenue earned from contracts with customers during the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(in thousands of $)	2022	2021	2020
Base tolling fee (1)	204,501	204,501	204,501
Amortization of deferred commissioning period revenue (2)	4,120	4,120	4,220
Amortization of Day 1 gains (3)	22,608	9,712	9,950
Overproduction/underutilization (4)	(20,089)	3,249	7,965
Incremental base tolling fee (5)	5,000	—	—
Other (6)	(2,170)	(562)	(575)
Liquefaction services revenue (10)	213,970	221,020	226,061

Management fees revenue (7)	27,916	27,411	20,695
Service revenue (8)	14,423	—	—
Other revenues (9)	1,746	366	—
Vessel management fees and other revenues (10)	44,085	27,777	20,695
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel, and at an increased rate when the oil price is greater than $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the consolidated statements of operations (note 8).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (note 23 and 24) and recognized evenly over the contract term of the LTA.

(3) Day 1 gain results from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA Amendment 3 (note 23 and 24). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(4) In March 2021, we signed an agreement with the Customer (“LTA Amendment 2”), to change the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from the 2019 contract year. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026. Pursuant to LTA Amendment 2, we have billed and recognized overproduction revenue in relation to excess production over contracted annual based capacity during contract years 2020 and 2021. Due to a production shortfall of the FLNG Hilli for the 2022 contract year, we recognized a non-current contract liability for this underutilization of $35.8 million (note 24). The presentation of this shortfall is bifurcated as reductions to the “Liquefaction services revenue” and "Other operating income” line items in the consolidated statements of operations amounting to $20.1 million and $15.7 million, respectively.

(5) In July 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 million tons of LNG, for the 2022 contract year. In July 2022, the Customer exercised its option pursuant to LTA Amendment 3 for 0.2 million tons (out of 0.4 million tons) from January 2023 to the end of the LTA in July 2026. The combined effect results in annual contracted base capacity of 1.4 million tons of LNG from January 1, 2022 to the end of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized gain/(loss) on oil and gas derivative instruments”, in the consolidated statements of operations (note 8).

(6) “Other” comprised of accrued demurrage cost of $1.6 million (2021: $nil), which we recognized in the period in which the delay occurred. The unwinding of liquidated damages recognized prior to the commencement of the contract term of $0.6 million (2021: $0.6 million) were deferred (note 24) and released evenly over the contract term.

(7) Comprised of ship management, administrative and vessel operation and maintenance services. We entered into several agreements to provide ship management and administrative services to external customers and related parties (note 14 and 28).

(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra (the “Development Agreement”), which it acquired from us in May 2022 (note 14.2). The Development Agreement includes contractual fixed payments recognized over the period of time that we provide the services to Snam. We assessed this to be a single performance obligation to the customer that is satisfied over time (from the period of entry into the agreement to delivery of the fully commissioned FSRU to our customer), with progress over time measured using an input method of recognition based on our efforts expended over the contract term, reflecting our past experience with comparable projects for our owned vessels, as determined using hours expended by our project team. As of December 31, 2022, we recognized services revenue and an associated contract liability of $14.4 million and $4.2 million (note 23), respectively. The remaining unsatisfied services revenue performance obligation of $4.9 million is expected to be recognized within a year.

(9) Included in “Other revenues” are revenues from a FLNG study of $0.9 million which was completed in December 2022 (assessed as a single performance obligation recognized at a point in time) and sub-leasing income of $0.4 million (note 13).

(10) Liquefaction services revenue and the revenue from a FLNG study of $0.9 million (within vessel management fees and other revenues) were included under our “FLNG” segment while the remaining vessel management fees and other revenues were recognized under our “Corporate and Other” segment.

Contract Assets and Liabilities
The following table represents our contract assets and liabilities balances as of December 31, 2022 and 2021:

	Year Ended December 31,
(in thousands of $)	2022	2021
Contract assets	21,297	21,778

Current contract liabilities (1)	(8,398)	(4,221)
Non-current contract liabilities (2) (3)	(54,018)	(14,515)
Total contract liabilities	(62,416)	(18,736)

Opening balance on January 1	(18,736)	(22,856)
Deferral of revenue	(62,223)	—
Recognition of unearned revenue	18,543	4,120
Closing balance on December 31	(62,416)	(18,736)
(1) In August 2022, we entered into the Development Agreement and had received advance payments of $18.6 million, of which we had recognized services revenue of $14.4 million during the year ended December 31, 2022.

(2) In May 2022, we entered into a sale and purchase agreement (the “Arctic SPA”) with SNAM RETE GAS S.p.A (part of Snam), pursuant to which, upon receipt of a notice to proceed, we will convert LNG carrier Golar Arctic to a FSRU, deliver, install and connect her to Snam’s mooring located offshore Italy, and following completion of commissioning activities and provisional acceptance, her eventual sale to Snam. The Arctic SPA includes contractual fixed payments (recognized over the period of time that we provide the services to Snam). As of December 31, 2022, we recognized a non-current contract liability of $7.8 million (note 24).

(3) Included within “Non-current contract liabilities” is the advance payment received in relation to the Arctic SPA of $7.8 million, underutilization liability of $35.8 million and deferred commissioning revenue in relation to the Hilli of $10.4 million (note 24).
We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining contract term of 3.5 years, including the components of transaction price described above.

8.	REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS
The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

(in thousands of $)	Year Ended December 31,
	2022	2021	2020
Realized gain on FLNG Hilli’s gas derivative instrument	139,929	—	—
Realized gain on FLNG Hilli’s oil derivative instrument	110,696	24,772	2,539
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	(18,605)	—	—
Realized gain on oil and gas derivative instruments, net	232,020	24,772	2,539
Unrealized gain on FLNG Hilli’s gas derivative instrument (note 20)	121,959	51,286	—

(in thousands of $)	Year Ended December 31,
	2022	2021	2020
Unrealized MTM adjustment for commodity swap derivatives	111,703	1,665	—
Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument (note 20)	55,315	126,940	(45,100)
Unrealized gain/(loss) on oil and gas derivative instruments, net	288,977	179,891	(45,100)

Realized and unrealized gain/(loss) on oil and gas derivative instruments (note 27)	520,997	204,663	(42,561)

The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to LTA Amendment 3, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

9.	OTHER NON-OPERATING INCOME/(LOSSES)
Other non-operating income/(losses), net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2022	2021	2020
Realized and unrealized MTM gains/(losses) on our investment in listed equity securities (note 16) (1)	400,966	(295,777)	—
UK tax lease liability (note 29)	7,148	(71,739)	—
Dividend income from our investment in listed equity securities	4,768	5,588	—
Gain on disposal of the LNG Croatia (2)	—	—	5,682
Others	—	124	—
Other non-operating income/(losses)	412,882	(361,804)	5,682
(1) “Investment in listed equity securities”, included in balance sheet line-item “Other current assets” (note 16), relates to our equity holding in NFE of 5.3 million and 18.6 million shares as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, we recognized $350.9 million unrealized MTM gains and $295.8 million unrealized MTM losses, respectively. In 2022, we sold 13.3 million of our NFE Shares (note 14.3) at a price range between $40.80 and $58.29 per share for an aggregate consideration of $625.6 million, inclusive of $3.8 million fees, which resulted in realized MTM gains of $50.1 million. There was no comparable sale of our NFE Shares during the year ended December 31, 2021.

(2) In March 2019, we entered into agreements with LNG Hrvatska d.o.o. (“LNG Hrvatska”),relating to the conversion and subsequent sale of the converted carrier, LNG Croatia into a FSRU. In addition, we also entered into an agreement to operate and maintain the FSRU, LNG Croatia for a minimum of 10 years (“LNG Hrvatska O&M Agreement”). In December 2020, the converted FSRU, LNG Croatia was accepted by LNG Hrvatska and we recognized a gain on disposal of $5.7 million which comprised of cash proceeds of $193.3 million, partially offset by the carrying value of the converted vessel of $187.6 million.

10.	GAINS/(LOSSES) ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET
Gains/(losses) on derivative instruments, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2022	2021	2020
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	72,269	27,016	(38,601)
Net interest expense on undesignated IRS derivatives	(772)	(2,908)	(6,215)
Foreign exchange gain/(loss) on terminated undesignated foreign exchange swaps	—	240	(2,556)
Unrealized MTM adjustment for equity derivatives	—	—	(5,051)
Gains/(losses) on derivative instruments, net	71,497	24,348	(52,423)

Other financial items, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2022	2021	2020
Financing arrangement fees and other related costs (1)	(9,340)	(1,201)	(1,409)
Amortization of debt guarantees	2,657	2,569	4,111
Foreign exchange gain/(loss) on operations	1,598	(384)	(3,107)
Other	(295)	(291)	(152)
Other financials items, net	(5,380)	693	(557)
(1) Financing arrangement fees and other related costs for the year ended December 31, 2022 mainly comprised of (i) $4.9 million write-off of deferred financing fees and expenses in relation to an undrawn corporate bilateral facility, the availability of which expired in June 2022; (ii) $2.3 million loss on partial repurchase of the Unsecured Bonds (note 21) in December 2022 (note 21); and (iii) $1.4 million commitment fees paid in relation to the undrawn portion of the Corporate RCF, which was canceled in November 2022 (note 21).

11.	INCOME TAXES
The components of income tax benefit/(expense) are as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Current tax expense	(520)	(1,445)	(375)
Deferred tax benefit/(expense)	958	5	(204)
Total income tax benefit/(expense)	438	(1,440)	(579)

The income taxes for the years ended December 31, 2022, 2021 and 2020 differed from the amount computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Effect of movement in deferred tax balances	958	5	(204)
Effect of adjustments in respect of current tax in prior periods	346	(232)	40
Effect of taxable income in various countries	(866)	(1,213)	(415)
Total tax benefit/(expense)	438	(1,440)	(579)

Jurisdictions open to examination

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are: 2021 (UK and Croatia), 2018 (Norway) and 2019 (Mauritania/Senegal).

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pensions.

As of December 31, 2022, we have a deferred tax liability of $0.4 million (2021: $0.6 million).

12.	EARNINGS/(LOSS) PER SHARE
Basic earnings/(loss) per share (“EPS”)/(“LPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Net income/(loss) net of non-controlling interests - continuing operations - basic and diluted	872,429	(175,960)	(93,991)
Net (loss)/income net of non-controlling interests - discontinued operations - basic and diluted	(84,656)	589,811	(179,566)

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Year ended December 31,
(in thousands)	2022	2021	2020
Basic:
Weighted average number of common shares outstanding	107,860	109,644	97,554

Dilutive:
Dilutive impact of share options and RSUs (1)	682	—	—
Weighted average number of common shares outstanding	108,542	109,644	97,554

EPS/(LPS) per share are as follows:

	Year ended December 31,
	2022	2021	2020
Basic EPS/(LPS) from continuing operations	$8.09	$(1.60)	$(0.96)
Diluted EPS/(LPS) from continuing operations (1)	$8.04	$(1.60)	$(0.96)
Basic and diluted EPS from discontinued operations	$(0.79)	$5.38	$(1.84)
(1) The effects of stock awards and convertible bonds have been excluded from the calculation of diluted EPS/LPS from continuing operations for the years ended December 31, 2021 and 2020 because the effects were anti-dilutive.

13.	OPERATING LEASES
Rental income

The minimum contractual future revenues to be received on a time charter agreement in respect of the Golar Arctic as of December 31, 2022, are as follows:

Year ending December 31
(in thousands of $)
2023	15,420
Total minimum contractual future revenues	15,420

The cost and accumulated depreciation, including impairment of the Golar Arctic, leased to third parties at December 31, 2022 and 2021 were $196.0 million and $196.0 million; and $152.3 million and $72.8 million, respectively.

The components of operating lease income were as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Operating lease income	8,857	11,476	13,887
Variable lease income (1)	828	—	745
Total operating lease income (2)	9,685	11,476	14,632
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the consolidated statement of operations line item “Time and voyage charter revenues”.

Rental expense

We lease certain office premises, equipment on-board our fleet of vessels and service boats supporting the FLNG Hilli under operating leases. Many lease agreements include one or more options to renew. We will include these renewal options when we are reasonably certain that we will exercise the option. The exercise of these lease renewal options is at our discretion.

Variable lease cost relates to certain of our lease agreements which include payments that vary. These are primarily generated from service charges related to our usage of office premises, usage charges for equipment on-board our fleet of vessels, adjustments for inflation, and fuel consumption for the rental of service boats supporting the FLNG Hilli.

The components of operating lease cost were as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Operating lease cost	4,160	5,899	4,338
Variable lease cost (1)	1,479	1,621	4,000
Total operating lease cost (2)	5,639	7,520	8,338
(1) “Variable lease cost” is excluded from lease payments that comprise the operating lease liability.
(2) Total operating lease cost is included in the consolidated statement of operations line-items “Vessel operating expenses” and “Administrative expenses”.

As of December 31, 2022 and 2021 the right-of-use assets recognized by Golar as a lessee in various operating leases amounted to $5.7 million and $10.3 million respectively (note 20).

In connection with the CoolCo Disposal, we modified the terms of certain agreements in relation to our office premises and equipment on-board our fleet of vessels which reduced our minimum lease payments to $5.1 million as of December 31, 2022 compared to $7.9 million for the same period in 2021. The weighted average remaining lease term for our operating leases is 4.8 years (2021: 5.0 years). Our weighted-average discount rate applied for most of our operating leases is 5.5% (2021: 5.5%).

The maturity of our lease liabilities is as follows:

Year ending December 31
(in thousands of $)
2023	1,328
2024	851
2025	1,151
2026	1,088
2027 and thereafter	730
Total minimum lease payments	5,148

During the year ended December 31, 2022, we entered into an agreement to sub-lease one of our offices and recognized $0.4 million and $4 thousand in the consolidated statement of operations line-item “Vessel management fees and other revenues” and “Administrative expenses”, respectively. The minimum contractual future revenues to be received in respect of the sublet office space is $0.1 million.

14.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

The net income/(loss) from discontinued operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31, 2022
(in thousands of $)	CoolCo	TundraCo	Golar Partners and Hygo	Total
(Loss)/income from discontinued operations	(194,500)	4,880	—	(189,620)
(Loss)/ gain on disposal	(10,060)	123,230	—	113,170
Net (loss)/income from discontinued operations	(204,560)	128,110	—	(76,450)

	Year Ended December 31, 2021
(in thousands of $)	CoolCo	TundraCo	Golar Partners and Hygo	Total
(Loss)/income from discontinued operations	54,534	2,806	(6,892)	50,448
Gain on disposal	—	—	574,941	574,941
Net income from discontinued operations	54,534	2,806	568,049	625,389

	Year Ended December 31, 2020
(in thousands of $)	CoolCo	TundraCo	Golar Partners and Hygo	Total
Income/(loss) from discontinued operations	36,699	(3,622)	(175,989)	(142,912)
Net income/(loss) from discontinued operations	36,699	(3,622)	(175,989)	(142,912)

14.1 The CoolCo Disposal

On January 26, 2022, we entered into a share purchase agreement and related agreements with CoolCo, as amended on February 25, 2022 (the “Vessel SPA”), pursuant to which CoolCo acquired all of the outstanding shares of nine of our wholly-owned subsidiaries. Eight of these entities, Golar Hull M2021 Corp., Golar Hull M2022 Corp., Golar Hull M2027 Corp., Golar LNG NB12 Corporation, Golar LNG NB10 Corporation, Golar Hull M2047 Corp., Golar Hull M2048 Corp., and Golar LNG NB11 Corporation are each the registered or disponent owner of the following modern LNG carriers: Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin. The Cool Pool Limited is the entity responsible for the marketing of these LNG carriers. The purchase price agreed for each LNG carrier recognized as an asset in the respective subsidiaries was stated as $145.0 million, subject to working capital and debt adjustments arising from the residual balances of each wholly owned subsidiary as of the respective completion date of each subsidiary disposal.

On January 26, 2022, we also entered into the Transitional Services Agreement (the “CoolCo TSA”) with CoolCo, pursuant to which we agreed to provide corporate administrative services to CoolCo for a fixed daily fee an agreement in principle with CoolCo that, following the conclusion of an internal restructuring of our management business, CoolCo will acquire the management entities that are responsible for the commercial and technical vessel management of the LNG carriers acquired by CoolCo and the LNG carriers and FSRU that Golar has been managing for third parties (the “ManCo Agreement”, or our shipping and FSRU management business).

Each subsidiary disposal was closed with phased completion dates corresponding with the date that the respective subsidiary debt was either refinanced or assumed by CoolCo and customary conditions precedent were met. Although the disposals to CoolCo closed in stages from March 3, 2022 to June 30, 2022, the disposals to CoolCo are considered a disposal group and the associated assets and liabilities of the disposal group were classified as held-for-sale and qualified as a discontinued operation on March 1, 2022, when the strategic shift criterion in ASC 205 was met. Consequently, we retrospectively reclassified the results of the disposal group and separately presented as “Net income/(loss) from discontinued operations”. Each of the subsidiaries were de-recognized on the respective dates of each disposal with a corresponding recognition of a (loss)/gain on disposal.

In November 2022, CoolCo and us agreed for CoolCo to acquire our vessel operations business in Malaysia, subject to the satisfaction of customary closing conditions which is expected to complete in the first half of 2023. The associated assets and liabilities of our Malaysia vessel operations were classified as held-for-sale and qualified as a discontinued operation on December 31, 2022. As such we have we have retrospectively reclassified the results as “Net income/(loss) from discontinued operations”.

As of December 31, 2022, we hold 8.3% share in Cool Co and we continued to account for our investment in CoolCo under the equity method of accounting (note 17).

The discontinued operations were previously included in two of our three segments, “Shipping” (containing the business activities of the LNG carriers and The Cool Pool Limited), and “Corporate and Other” (containing our shipping and FSRU management and finance operations business).

Our continuing involvement with the discontinued operations of the disposal group includes:
•our equity method investment in CoolCo (note 17);
•the financial guarantees we provide to CoolCo with respect to the debt assumed by CoolCo related to the Golar Kelvin and Golar Ice, in place until the earlier of the repayment of the vessel debt by CoolCo or until release by the lessors (note 28);
•undrawn $25.0 million revolving credit facility committed per the loan agreement to be made available until January 2024 (note 28);
•CoolCo's management of our LNG carrier Golar Arctic and FSRU Golar Tundra (note 28);
•our agreements with CoolCo that sub-contract our contractual vessel management obligations for the LNG Croatia pursuant to our Operation and Maintenance Agreement with LNG Hrvastska d.o.o. (the “LNG Hrvatska O&M Agreement”) and for New Fortress Energy Inc.'s (“NFE's”) fleet of vessels and the eight vessels that was subsequently sold to Energos Infrastructure Management LLC (“Energos”) in August 2022 (further disclosed in note in 14.3 Disposal of Golar Partners and Hygo below and note 28); and
•our provision of IT services, routine accounting services, treasury services, finance operation services, and any additional services reasonably required pursuant to the CoolCo ASA (note 28).

The following table contains the financial statement line-items presented as discontinued operations following the CoolCo Disposal:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Time and voyage charter revenues	37,289	161,957	164,740
Vessel and other management fees	1,815	—	—
Vessel operating expenses	(8,466)	(49,446)	(46,400)
Voyage, charterhire and commission expenses	(1,229)	(709)	(11,228)
Administrative expenses	1,906	476	(772)
Project development expenses	(62)	(362)	(275)
Depreciation and amortization	(5,807)	(43,497)	(44,437)
Impairment of long-lived assets (1)	(218,349)	—	—
Other operating income	4,374	5,020	3,262
Operating (loss)/income	(188,529)	73,439	64,890

Other non-operating losses	—	(124)	—
Interest income	4	7	67
Interest expense	(4,725)	(18,087)	(26,954)
Other financial items, net	(799)	(401)	(902)
Pretax (loss)/income from discontinued operations	(194,049)	54,834	37,101

Income taxes	(451)	(300)	(402)
(Loss)/income from discontinued operations	(194,500)	54,534	36,699
Loss on CoolCo Disposal (2)	(10,060)	—	—
Net (loss)/income from discontinued operations	(204,560)	54,534	36,699
(1) Impairment of long-live assets relates to the impairment charge on the held for sale vessels recognized in accordance with ASC 360 Property, plant and equipment, following their classification as held-for-sale.
(2) Loss on CoolCo Disposal comprised of carrying values of the assets and liabilities disposed of $355.4 million, partially offset by the proceeds received of $218.2 million cash consideration and 12.5 million shares of CoolCo valued at $127.1 million (based on the respective share price on the phased completion dates).

The following table contains the financial statement line-items forming the assets and liabilities classified as held for sale:

(in thousands of $)	2022	2021
ASSETS
Current assets
Cash and cash equivalents	369	34,173
Restricted cash and short-term deposits	—	43,311
Trade accounts receivable	16	767
Other current assets	29	1,965
Total current assets held for sale	414	80,216
Non-current assets
Restricted cash	—	780
Vessels and equipment, net	51	1,383,760
Other non-current assets	151	697
Total non-current assets held for sale	202	1,385,237

Total assets held for sale	616	1,465,453

LIABILITIES
Current liabilities
Current portion of long-term debt and short-term debt	—	(338,501)
Trade accounts payables	(3)	(7,272)
Accrued expenses	(180)	(59,246)
Other current liabilities	(76)	(11,640)
Total current liabilities held for sale	(259)	(416,659)

Non-current liabilities
Long-term debt	—	(292,322)
Other non-current liabilities	(114)	(11,978)
Total non-current liabilities held for sale	(114)	(304,300)

Total liabilities held for sale	(373)	(720,959)

14.2 The TundraCo Disposal

On May 31, 2022 we entered into a share purchase agreement with Snam pursuant to which it acquired 100% of the share capital of our subsidiary Golar LNG NB 13 Corporation, owner of FSRU Golar Tundra for $352.5 million. The assets and liabilities of the Golar Tundra met the criteria for presentation as held-for-sale and also qualified as a discontinued operation on May 30, 2022. Consequently, we retrospectively reclassified the results of the Golar Tundra and separately presented as “Net income/(loss) from discontinued operations”. The discontinued operations were previously included in the “Shipping” segment.

Our continuing involvement with the discontinued operations of the Golar Tundra includes:
•the Development Agreement (note 7); and
•management fees of $0.7 million.

The following table contains the financial statement line-items presented as discontinued operations following TundraCo's Disposal:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Time and voyage charter revenues	27,776	29,534	12,509
Vessel operating expenses	(5,119)	(6,511)	(5,274)
Voyage, charterhire and commission expenses	(10,004)	(9,396)	138
Administrative expenses	(16)	(89)	(163)
Depreciation and amortization	(2,955)	(7,092)	(7,546)
Operating income/(loss)	9,682	6,446	(336)

Interest income	—	4	27
Interest expense	(4,649)	(2,589)	(3,219)
Other financial items, net	(153)	(1,055)	(94)
Pretax income/(loss) from discontinued operations	4,880	2,806	(3,622)

Income taxes	—	—	—
Income/(loss) from discontinued operations	4,880	2,806	(3,622)

Gain on disposal of discontinued operations (1)	123,230	—	—
Net income/(loss) from discontinued operations	128,110	2,806	(3,622)
(1) Gain on TundraCo Disposal comprised of (i) cash proceeds received of $352.5 million, (ii) a partially offset by the net asset value of Golar LNG NB 13 Corporation of $229.0 million and (iii) related fees incurred in relation to disposal of $0.3 million.

The following table contains the financial statement line-items forming the assets and liabilities classified as held for sale:

(in thousands of $)	2022	2021
ASSETS
Current assets
Cash and cash equivalents	—	2,605
Trade accounts receivable	—	70
Other current assets	105	153
Total current assets held for sale	105	2,828

Non-current assets
Vessels and equipment, net	—	229,495
Total non-current assets held for sale	—	229,495

Total assets held for sale	105	232,323

(in thousands of $)	2022	2021
LIABILITIES
Current liabilities
Current portion of long-term debt and short-term debt	—	(9,911)
Trade accounts payables	—	(204)
Accrued expenses	—	(737)
Other current liabilities	—	(2,325)
Total current liabilities held for sale	—	(13,177)

Non-current liabilities
Long-term debt	—	(145,768)
Total non-current liabilities held for sale	—	(145,768)

Total liabilities held for sale	—	(158,945)

14.3 Golar Partners and Hygo disposals

On April 15, 2021, we completed the sale of our investments in Golar Partners and Hygo to NFE. We received consideration of $876.3 million which comprised of (i) $80.8 million cash for our investment in Golar Partners and (ii) $50.0 million cash and 18.6 million Class A NFE common shares (“NFE Shares”) valued at $745.4 million for our investment in Hygo (the “GMLP Merger” and “Hygo Merger”, respectively).

The net income/(loss) of equity method investments from discontinued operations for the period ended April 15, 2021 and the year ended December 31, 2020 is as follows:

	Period January 1, 2021 to April 15, 2021	Year ended December 31,
(in thousands of $)	2021	2020
Net income/(loss) from equity method investments in Golar Partners	8,116	(136,832)
Net loss from equity method investments in Hygo	(15,008)	(39,157)
Loss from discontinued operations	(6,892)	(175,989)
Gain on disposal of equity method investments (1)	574,939	—
Net income/(loss) from discontinued operations	568,047	(175,989)
(1) Gain on disposal of discontinued operations comprised of (i) proceeds received of $876.3 million; (ii) release of our tax indemnity guarantee liability to Golar Partners of $2.0 million; (iii) a partial offset by the carrying values of our investment in affiliates disposed of $257.3 million as of April 15, 2021; (iv) realized accumulated comprehensive losses on disposal of investment in affiliates of $43.4 million; and (v) fees incurred in relation to disposals of $2.7 million.

The summarized financial information of Golar Partners and Hygo shown on a 100% basis are as follows:

(in thousands of $)	April 15, 2021		December 31, 2020
	Golar Partners	Hygo	Golar Partners	Hygo
Balance Sheet
Current assets	85,738	97,509	146,821	109,596
Non-current assets	1,742,835	949,265	1,880,840	917,976
Current liabilities	(1,152,473)	(144,146)	(832,277)	(97,245)
Non-current liabilities	(17,965)	(461,291)	(570,063)	(453,278)
Non-controlling interests	(82,339)	(15,250)	82,112	13,557

(in thousands of $)	April 15, 2021		December 31, 2020
	Golar Partners	Hygo	Golar Partners	Hygo
Statement of Operations
Revenue	78,389	13,749	284,734	47,295
Net income/(loss) (1)	28,952	(110,735)	18,077	(61,859)
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

Golar Partners

Under the omnibus agreement, Golar agreed to guarantee the certain obligations of the charters of the Methane Princess, Golar Winter, Golar Eskimo, NR Satu and maintain (i) our several guarantee in respect of the Hilli bareboat charter in accordance with the terms of the Hilli bareboat charter and (ii) the guarantee dated November 29, 2016 in favor of Standard Chartered Bank (“SCB”) issued pursuant to the facility letter between SCB and Hilli Corp. We have also agreed to maintain the indemnification for certain costs incurred in Hilli operations until August 14, 2025, when these costs exceed a contractual ceiling, capped at $20.0 million.

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

For the year ended December 31, 2022 and 2021 we:
•earned ship management fees amounting to $9.5 million and $6.9 million and administrative services fees amounting to $4.5 million and $3.1 million, respectively. NFE terminated the transition services and Bermuda services agreements on December 31, 2022.
•incurred pool income/expense from other participants in the pooling arrangement totaling $0.5 million of income and $2.5 million of expenses, respectively;
•declared distributions on Hilli LLC totaling $29.4 million and $21.2 million, respectively, with respect to the common units owned by Golar Partners and incurred $4.1 million and $0.1 million, respectively for Hilli's costs indemnification; and
•earned charter and debt guarantee fees from Golar Partners and Hygo amounting to $1.7 million and $1.4 million, respectively. On August 15, 2022, NFE terminated its sale and leaseback arrangements in respect of the Golar Celsius, Golar Penguin and Golar Nanook. Consequently, our debt guarantee for Hygo's long-term debt obligations was released.

15.	RESTRICTED CASH AND SHORT-TERM DEPOSITS
Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2022	2021
Restricted cash in relation to the FLNG Hilli (1)	60,952	60,720
Restricted cash and short-term deposits held by lessor VIEs (2)	21,691	16,523
Restricted cash in relation to the Golar Arctic guarantees (3)	38,822	—
Restricted cash relating to sale of LNG Croatia (4)	11,504	11,328
Restricted cash relating to office lease	1,074	2
Restricted cash related to Hygo performance guarantee (5)	—	1,500
Restricted cash in relation to liability for UK tax leases (6) (note 29)	—	16,000
Total restricted cash and short-term deposits	134,043	106,073
Less: Amounts included in current restricted cash and short-term deposits	(21,693)	(34,025)
Long-term restricted cash	112,350	72,048
(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer of the FLNG Hilli, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tons of LNG production, reducing the LC to $100 million and the cash collateral to $61.0 million as of December 31, 2022.

In November 2016, after we satisfied certain conditions precedent, the LC originally issued with an initial expiration date of December 31, 2018, was re-issued and automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the FLNG Hilli, unless the bank exercises its option to exit from the arrangement by giving a three months’notice prior to the next annual renewal date.

(2) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements as a VIE (note 5).

(3) In connection with the Arctic SPA, we are required to provide a performance guarantee of €26.9 million and three advance repayment guarantees totaling €163.9 million, which corresponds to the three installment payments from Snam. The performance guarantee and the advance repayment guarantees secures our contractual and performance obligations of the conversion of the Golar Arctic, respectively. As of December 31, 2022, we recognized cash collateral for the performance guarantee and first of three advance repayment guarantees of $29.8 million (€26.9 million) and $9.0 million (€8.1 million), respectively. The performance guarantee and three advance repayments guarantees will remain as restricted cash until the final acceptance date of October 2027 and the provisional acceptance date of December 2025, respectively.

(4) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of €9.3 million and one in the amount of $1.3 million, both of which will remain restricted throughout the 10-year term until December 2030.

(5) In connection with the disposal of Hygo, we provided a $1.5 million performance guarantee to the senior lenders of Centrais Eléctricas de Sergipe S.A. to enable those lenders to waive their requirement for consent in the event of a change of control and extend the technical completion date of the power plant. The performance guarantee was subsequently released in November 2022.

(6) The lessor for the six legacy UK leases had a first priority security interest in relation to the Golar Gandria and second priority interests in relation to the Golar Tundra and the Golar Frost with a cash collateral of $16.0 million. Upon reaching a settlement in April 2022, these interests and cash collateral were released (note 29).

16.	OTHER CURRENT ASSETS

Other current assets consists of the following:

(in thousands of $)	2022	2021
Investment in listed equity securities (1)	224,788	450,225
MTM asset on TTF linked commodity swap derivatives (note 27)	73,583	1,753
Receivable from TTF linked commodity swap derivatives	4,638	—
Interest receivable from money market deposits	3,617	—
Prepaid expenses	2,760	2,692
Receivable from IRS derivatives	1,923	—
TTF linked commodity swap collateral (2)	—	6,940
Gas derivative instrument (note 27)	—	79,578
Other receivables (3)	3,233	2,559
Other current assets	314,542	543,747
(1) “Investment in listed equity securities” as of December 31, 2022 and 2021 comprised of our 5.3 million and 18.6 million NFE Shares, and associated dividend receivable of $nil and $0.6 million, respectively. Dividend receivable is presented in the consolidated statement of operations line-item “Other non-operating income/(losses)”.
(2) “TTF linked commodity swap collateral” relates to the cash amount required by the swap counterparty, held at measurement date, which is reactive to the daily fluctuations of the market value of the financial instrument.

(3) Included in “Other receivables” as of December 31, 2022 is $1.8 million reimbursable from Snam in relation to the Development Agreement.

17.	EQUITY METHOD INVESTMENTS

At December 31, 2022 and 2021, we have the following participation in investments that are recorded using the equity method:

	2022	2021
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.0%	50.0%
Avenir LNG Limited (“Avenir”)	23.5%	23.5%
CoolCo	8.3%	—%
Aqualung Carbon Capture AS (“Aqualung”)	4.4%	—%

The carrying amounts of our equity method investments as of December 31, 2022 and 2021 are as follows:

(in thousands of $)	2022	2021
CoolCo	55,439	—
Avenir	41,790	47,913
ECGS	4,503	4,302
Aqualung	2,376	—
Equity method investments	104,108	52,215

The components of our equity method investments are as follows:

(in thousands of $)	2022	2021
Balance as of January 1,	52,215	44,385
Additions	129,662	6,750
Net income	19,041	1,080
Guarantee fee	1,708	—
Employee stock compensation	127	—
Share of other comprehensive losses	(797)	—
Proceeds from disposal	(97,848)	—
Balance as of December 31,	104,108	52,215

CoolCo

In January 2022, we entered into the Vessel SPA with CoolCo, as further described in note 14.1.

In November 2022, we sold 8.0 million of our CoolCo shares or 11.2% at NOK 130 per share for net consideration of $97.9 million, inclusive of $1.5 million fees. Concurrent with the sale of our CoolCo shares, CoolCo announced a private placement of 13.7 million new shares at NOK 130 per share which further diluted our interest in CoolCo. Following our sale of CoolCo shares and CoolCo’s issuance of new shares, our remaining equity holding in CoolCo reduced to 4.5 million shares, or 8.3% as of December 31, 2022. This is a partial disposal of an entity in which we have retained the ability to exercise significant influence and the total gain on disposal of our interest in CoolCo of $0.4 million is included in the consolidated statement of operations line-item “Net income/(losses) from equity method investments”. As of December 31, 2022, CoolCo shares were listed on Euronext at NOK 113.70 $11.60 per share.

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

Avenir

In October 2018, Golar, Stolt-Nielsen Ltd. (“Stolt-Nielsen”) and Höegh LNG Holdings Limited (“Höegh”) entered into a joint $182.0 million investment in Avenir. Golar contributed $24.8 million in exchange for an initial shareholding of 25% of Avenir. The other shareholders, Höegh and Stolt-Nielsen held initial shareholdings of 25% and 50%, respectively. In November 2018, Avenir announced a private placement of 110 million new shares at a par value price of $1.00 per share. Stolt-Nielsen, Golar and Höegh subscribed for 49.5 million, 24.75 million and 24.75 million shares, respectively. Institutional and other professional investors had subscribed for the remaining 11 million shares. The ownership of Avenir held by Stolt-Nielsen, Golar and Höegh after the placement was diluted to 45%, 22.5% and 22.5%, respectively. As a result, Avenir has been considered as our equity method investment.

In March 2020, Avenir issued an equity shortfall notice of $45.0 million which was funded through issuance of additional shares at par value of $1.00 per share. As of December 31, 2022, our $18.0 million commitment to Avenir was fully funded, resulting to a total investment of $42.75 million, representing a 23.5% ownership interest.

Aqualung

Aqualung is an Oslo-based technology company that has developed and achieved proof of concept for a CO2 capture and separation membrane technology which could be used to reduce carbon emissions for future FLNG projects.

In May 2022, we invested $2.4 million, together with other key strategic partners, DK Innovations (US) Inc., Global Ship Lease Inc., MKS Pamp Group Limited and Standard Lithium Ltd., amounting to a total equity injection of $10 million which resulted in Golar’s 4.4% ownership interest in Aqualung. In August 2022, we were granted representation on the board and accordingly, Aqualung has been considered as an equity method investment.

Summarized financial information of our equity method investments shown on a 100% basis are as follows:

(in thousands of $)	December 31, 2022
	CoolCo	ECGS	Avenir	Aqualung
Balance Sheet
Current assets	145,338	36,504	34,028	5,900
Non-current assets	1,912,723	97	270,177	159
Current liabilities	(278,589)	(25,501)	(69,509)	(359)
Non-current liabilities	(1,063,959)	(931)	(92,694)	—

Statement of Operations
Revenue	256,434	58,680	62,875	245
Net income/(loss)	110,744	713	(16,217)	(2,830)

(in thousands of $)	December 31, 2021
	CoolCo	ECGS	Avenir	Aqualung
Balance Sheet
Current assets	79,293	41,690	59,741	73
Non-current assets	1,387,215	107	208,949	—
Current liabilities	(417,453)	(31,028)	(38,557)	(70)
Non-current liabilities	(306,000)	(931)	(66,179)	—

Statement of Operations
Revenue	171,919	80,972	16,538	—
Net (loss)/income	48,368	55	7,119	(472)

18.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2022	2021
Opening asset under development balance	877,838	658,247
Additions	221,184	178,377
Interest costs capitalized	53,010	41,214
Closing asset under development balance	1,152,032	877,838

Gimi conversion

In February 2019, we entered into an agreement (described further below) relating to a FLNG facility, in connection with the first phase of the Greater Tortue/Ahmeyim Project (the “GTA Project”) situated offshore Mauritania and Senegal, including the conversion of Gimi from a LNGC to a FLNG and her connection with the upstream project infrastructure. In October 2020, we announced that we had confirmed a revised project schedule with BP which extended the target connection date by 11 months to 2023. In June 2022, we agreed a $50 million incentive payment to Keppel to safeguard sail away from the shipyard within first half of 2023. The aggregate conversion cost including financing cost is approximately $1.7 billion of which $700 million is funded by the Gimi facility (note 21). As of December 31, 2022, the estimated timing of the outstanding payments in connection with the Gimi FLNG conversion is as follows:

(in thousands of $)
Period ending December 31,
2023	385,785
2024	139,669
525,454

Gimi LOA

In February 2019, we entered into a Lease and Operate Agreement (which was subsequently amended and restated in September 2021) with BP Mauritania Investments Limited (“BP”), Gimi MS and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”). The LOA provides for the construction and conversion of Gimi to a FLNG, transit, mooring and connection to BP’s project infrastructure, commissioning with BP’s upstream facilities including its floating production, storage and offloading vessel, completing specified acceptance tests, followed by the commencement of commercial operations (“COD”). Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of twenty years.

Pursuant to the LOA, we and BP are required to meet various delivery schedules. Delays are expected to result in contractual prepayments between the parties in advance of COD. Given the complexity and interdependencies of the activities required during the project mobilization and commissioning leading to COD, it is difficult for us to reasonably estimate eventual net payments/receipts. Post COD, the contractual dayrate is comprised of capital and operating elements. We expect any net payments/receipts in advance of COD to be insignificant in the context of the cash flows we expect to generate over the term of the LOA.

BP has two early termination options on specified dates in the event that specified performance metrics are not met, on the occurrence of specified requisition or force majeure events, or upon specified default of our contractual obligations. In addition, BP has a right to purchase FLNG Gimi from the fifteenth anniversary of COD for a purchase price at market value or extend the term of the LOA for delays resulting from specified unforeseen events.

19.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1	1,374,607	45,771	109,094	7,264	1,536,736
Additions	—	—	—	77	77
As of December 31	1,374,607	45,771	109,094	7,341	1,536,813

Depreciation, amortization and impairment
As of January 1	(223,999)	(20,363)	(22,767)	(5,188)	(272,317)
Charge for the year (1)	(39,449)	(5,543)	(5,696)	(600)	(51,288)
Impairment (2)	(72,607)	—	(3,548)	—	(76,155)
As of December 31	(336,055)	(25,906)	(32,011)	(5,788)	(399,760)

Net book value as of December 31, 2022	1,038,552	19,865	77,083	1,553	1,137,053

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1	1,374,607	45,771	109,094	7,287	1,536,759
Additions	—	—	—	73	73
Write-offs (3)	—	—	—	(96)	(96)
As of December 31	1,374,607	45,771	109,094	7,264	1,536,736

Depreciation, amortization and impairment
As of January 1	(182,474)	(14,820)	(15,948)	(4,267)	(217,509)
Charge for the year	(41,525)	(5,543)	(6,819)	(1,017)	(54,904)
Write-offs (3)	—	—	—	96	96
As of December 31	(223,999)	(20,363)	(22,767)	(5,188)	(272,317)

Net book value as of December 31, 2021	1,150,608	25,408	86,327	2,076	1,264,419
(1) Depreciation and amortization charges for the years ended December 31, 2022 and 2021, excludes $0.5 million and, $0.5 million respectively, of amortization charges in relation to the Cameroon license fee.

(2) Entry into the Arctic SPA changed the expected recovery of Golar Arctic’s carrying amount from continued use in operations over her remaining useful life, to recovery from sale, and was considered an indicator of impairment. As the revised future estimated cash flows were less than her carrying amount, an impairment charge of $76.2 million was recognized during the year ended December 31, 2022, reflecting an adjustment to her fair value (based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market).

(3) Write-offs relates to fully depreciated or fully amortized assets.

20.	OTHER NON-CURRENT ASSETS
Other non-current assets is comprised of the following:

(in thousands of $)	2022	2021
Gas derivative instrument (note 27)	196,184	—
Oil derivative instrument (note 27)	182,795	127,480
MTM asset on IRS derivatives (note 27)	54,970	—
MTM asset on TTF linked commodity swap derivatives (note 27)	39,785	—
Operating lease right-of-use-assets (1)	5,653	10,293
Others (2)	32,652	3,673
Other non-current assets	512,039	141,446
(1) Operating lease right-of-use-assets mainly comprise of our office leases.

(2) Included within “Others” for the year ended December 31, 2022 is expenditure on engineering services and long lead items of $16.7 million and $10.4 million, respectively, for our Mark II FLNG, one of our FLNG design models for prospective conversion of an existing LNG carrier to a FLNG and $2.9 million of engineering and other professional fees in preparation for the conversion of the Golar Arctic pursuant to the terms of Arctic SPA.

21.	DEBT

(in thousands of $)	2022	2021
Total debt, net of deferred finance charges	(1,189,324)	(1,623,300)
Less: Current portion of long-term debt and short-term debt	344,778	703,170
Long-term debt	(844,546)	(920,130)

The outstanding debt, gross of deferred finance charges, as of December 31, 2022 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2023	(7,294)	(337,666)	(344,960)
2024	(43,756)	(60,600)	(104,356)
2025	(217,363)	(60,600)	(277,963)
2026	(58,333)	(35,500)	(93,833)
2027	(58,333)	—	(58,333)
2028 and thereafter	(330,834)	—	(330,834)
Total	(715,913)	(494,366)	(1,210,279)
Deferred finance charges	20,699	256	20,955
Total debt net of deferred finance charges	(695,214)	(494,110)	(1,189,324)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 5).

At December 31, 2022 and 2021, our debt was as follows:

(in thousands of $)	2022	2021	Maturity date
Gimi facility	(535,000)	(410,000)	March 2030
Unsecured Bonds	(159,029)	(299,403)	October 2025
Golar Arctic facility	(21,884)	(29,178)	October 2024
2017 Convertible bonds	—	(315,646)
Subtotal (excluding lessor VIE debt)	(715,913)	(1,054,227)
CSSC VIE debt - FLNG Hilli facility	(494,366)	(597,280)	Repayable on demand/2026
Total debt (gross)	(1,210,279)	(1,651,507)
Less: Deferred finance charges	20,955	28,207
Total debt, net of deferred financing costs	(1,189,324)	(1,623,300)

Gimi facility

In October 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion and operations of the Gimi. The facility is available for drawdown during the Gimi conversion and amortizes COD, with a final balloon payment of $350.0 million, due in 2030. The facility bears interest at LIBOR plus a margin of 4.0% during the conversion phase, reducing to LIBOR plus a margin of 3.0% post COD. As of December 31, 2022, we had drawn $535.0 million of the available funds. Subsequent drawdowns are dependent upon reaching further conversion milestones relating to project spend. A commitment fee is chargeable on any undrawn portion of this facility.

Unsecured Bonds

In October 2021, we closed our $300.0 million senior Unsecured Bonds in the Nordic bond market. The Unsecured Bonds will mature in October 2025 and bear interest at 7.00% per annum. The net proceeds from the Unsecured Bonds was used to partly refinance our $402.5 million 2017 convertible bonds which matured in February 2022 (“Convertible Bonds”) and for general corporate purposes. Contemporaneous with the closing of the Unsecured Bonds, we redeemed $85.2 million of the 2017 convertible bonds and recognized loss on partial redemption of $0.8 million.

The terms of the Unsecured Bonds grant us:
•an early redemption option to redeem the Unsecured Bonds for 100% of the Nominal Amount if it is required to gross up any withholding tax from any payments in respect of the Unsecured Bonds;
•early redemption call option to redeem all of some of the Unsecured Bonds at multiple dates throughout the four year term with pricing that reduces as the maturity date approaches;
•to purchase and hold the Unsecured Bonds and that such Unsecured Bonds may be retained, sold or cancelled at our sole discretion; and

•grants the bondholders a mandatory repurchase put option to require that that we repurchase some or all of the Unsecured Bonds for 101% of the Nominal Amount per bond – the put option is triggered by a change of control event, a delisting event, a disposal event or a total loss event.

In December 2022, we repurchased $140.7 million of the Unsecured Bonds at par for a total consideration of $142.2 million, comprised of premium of $140.7 million and accrued interest up to December 15, 2022 of $1.5 million. A loss on extinguishment of debt of $2.3 million was recognized and presented in “Other financial items, net” in the consolidated statement operations. The repurchase did not result in an amendment to the terms of the remaining outstanding Unsecured Bonds.

Golar Arctic facility

In October 2019, we entered into an agreement with the existing lenders to extend the maturity of our Golar Arctic facility. The extended facility matures five years from execution, is repayable in quarterly installments and has a final balloon payment of $9.1 million in October 2024. The margin had also increased from 2.25% to 2.75%.

2017 Convertible bonds

On February 17, 2017, we closed a $402.5 million aggregate principal amount of 2.75% convertible senior unsecured notes due 2022 (“2017 Convertible Bonds”). In February 2022, we fully redeemed the outstanding notional value of our 2017 Convertible Bonds, inclusive of interest, amounting to $321.7 million.

Corporate Revolving Credit Facility

In November 2021, we executed a $200.0 million revolving facility (the “Corporate RCF”) which has a term of three years. The Corporate RCF bears interest at LIBOR plus a margin of 2.8% and is secured against our NFE Shares. Under the terms of the Corporate RCF, we are permitted to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. In February 2022, we had drawn $131.0 million of the available funds and repaid these funds in May 2022. In November 2022, the Corporate RCF was canceled and the pledge against our remaining NFE shares was released.

Corporate bilateral facility

In February 2022, we executed a $250 million corporate bilateral facility with Sequoia Investment Management secured by Golar’s ownership in FLNGs Hilli and Gimi. The corporate bilateral facility had a tenor of seven years with a bullet payment maturing in February 2029 and bears interest of LIBOR plus a margin range of 4.5% to 5.5%, subject to certain financial ratio thresholds. In June 2022, the availability of the undrawn corporate bilateral facility expired.

Lessor VIE debt

The following loan relates to our lessor VIE entity, the CSSC entity that we consolidate as a VIE. Although we have no control over the funding arrangement of this entity, we consider ourselves the primary beneficiary of this VIE and therefore are required to consolidate this loan facility into our financial results (note 5).

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2022(in $ millions)	Loan duration/maturity	Interest
Hilli (1)	June 2018	Fortune Lianjing Shipping S.A.	CSSC entity	(840.0)	(217.3)	8 years non-recourse	LIBOR plus margin
				(120.0)	(277.1)	Repayable on demand	Nil
(1) In July 2019, the SPV, Fortune Lianjiang Shipping S.A., repaid $150.0 million to the interest-bearing facility and subsequently drew down $150.0 million from an internal loan with the CSSC entity. In March, 2020, the SPV, Fortune Lianjiang Shipping S.A., repaid $215.2 million to the interest-bearing facility and subsequently drew down $223.0 million from the internal loan with the CSSC entity.
The vessel in the table above is secured as collateral against these long-term loans (note 29).

Debt restrictions

Certain of our debts are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, enter into mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets: liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. As of December 31, 2022, we were in compliance with all our covenants under our various loan agreements.

22.	ACCRUED EXPENSES
Accrued expenses is comprised of the following:

(in thousands of $)	2022	2021
Interest	(13,514)	(13,767)
Vessel related (1)	(10,795)	(7,925)
Administrative related (2)	(8,039)	(10,122)
Current tax payable	(485)	(1,058)
Accrued expenses	(32,833)	(32,872)
(1) “Vessel related” accrued expenses is comprised of vessel operating expenses such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils and insurance.

(2) “Administrative related” accrued expenses is comprised of general overhead including personnel costs, legal and professional fees, costs associated with project development, property costs and other general expenses.

23.	OTHER CURRENT LIABILITIES
Other current liabilities is comprised of the following:

(in thousands of $)	2022	2021
Day 1 gain deferred revenue - current portion (1) (note 24)	(12,783)	(38,242)
Deferred revenue	(6,080)	(5,584)
Contract liability for other revenue (note 5)	(4,177)	—
Demurrage cost (note 5)	(1,608)	—
Current portion of operating lease liability (note 13)	(1,328)	(3,006)
MTM liability on TTF linked commodity swap derivatives (note 27)	—	(88)
Liability for UK tax leases (note 29)	—	(71,739)
MTM liability on interest rate swaps (note 27)	—	(17,300)
Other payables (2)	(1,469)	(455)
Other current liabilities	(27,445)	(136,414)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of December 31, 2022 and 2021, the Day 1 gain deferred revenue - current portion relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million; $10.0 million and $28.3 million, respectively.

(2) Included in “Other payables” is $0.9 million for debt guarantee to CoolCo (note 28).

24.	OTHER NON-CURRENT LIABILITIES
Other non-current liabilities is comprised of the following:

(in thousands of $)	2022	2021
Underutilization liability (note 7)	(35,806)	—
Day 1 gain deferred revenue (1)	(31,720)	(34,221)
Pension obligations (note 25)	(24,269)	(31,357)
Deferred commissioning period revenue (2)	(10,396)	(14,515)
Golar Arctic’s contract liability (3)	(7,816)	—
Non-current portion of operating lease liabilities (note 13)	(3,587)	(7,136)
Other payables (4)	(6,834)	(5,730)
Other non-current liabilities	(120,428)	(92,959)
(1) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of December 31, 2022 and 2021, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $24.5 million and $7.2 million; $34.2 million and $nil, respectively.

(2) FLNG Hilli’s Customer billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 23).

(3) “Golar Arctic’s contract liability” represents the first advance received from Snam in relation to the Arctic SPA (note 7 and 15).

(4) Included in “Other payables” are an asset retirement obligation of $5.7 million and $5.3 million for the years ended December 31, 2022 and 2021, respectively. The corresponding asset of $4.7 million is recorded within vessels and equipment, net (note 19).

25.	PENSIONS
Defined contribution scheme

We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge to net income for the years ended December 31, 2022, 2021 and 2020 was $1.7 million, $2.2 million and $2.1 million, respectively.

Defined benefit schemes

We have two defined benefit pension plans both of which are closed to new entrants but still cover certain of our employees. Benefits are based on the employees' years of service and compensation. Net periodic pension plan costs are determined using the Projected Unit Credit Cost method. Our plans are funded by us in conformity with the funding requirements of the applicable government regulations. Plan assets consist of both fixed income and equity funds managed by professional fund managers.

We use December 31 as the measurement date for our pension plans.

The components of net periodic benefit costs are as follows:

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Service cost	(75)	(120)	(155)
Interest cost	(1,087)	(879)	(1,271)
Expected return on plan assets	254	214	318
Recognized actuarial loss	(774)	(1,131)	(848)
Net periodic benefit cost	(1,682)	(1,916)	(1,956)

The components of net periodic benefit costs are recognized in the consolidated statement of operations within "administrative expenses" and "vessel operating expenses" amounting to $0.1 million, (2021: $0.2 million) and $1.6 million (2021: $1.7 million), respectively.

The estimated net loss for the defined benefit pension plans that was amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2022 is $0.8 million (2021: $1.1 million).

The change in projected benefit obligation and plan assets and reconciliation of funded status for the year ended December 31, 2022 and 2021 are as follows:

(in thousands of $)	2022	2021
Reconciliation of benefit obligation:
Benefit obligation at January 1	47,215	54,122
Service cost	75	120
Interest cost	1,087	879
Actuarial gain (1)	(10,106)	(4,081)
Foreign currency exchange rate changes	(1,227)	(120)
Benefit payments	(2,966)	(3,705)
Benefit obligation at December 31	34,078	47,215
(1) Actuarial gain is sensitive to changes in key actuarial assumptions specifically discount rates, mortality rates and assumed future salary increases.

The accumulated benefit obligation at December 31, 2022 and 2021 was $33.9 million and $46.7 million, respectively.

(in thousands of $)	2022	2021
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	15,858	16,864
Actual return on plan assets	(4,392)	(46)
Employer contributions	2,900	2,900
Foreign currency exchange rate changes	(1,591)	(155)
Benefit payments	(2,966)	(3,705)
Fair value of plan assets at December 31	9,809	15,858

The amounts recognized in accumulated other comprehensive income, as of December 31, 2022 and 2021, is $4.4 million and $10.9 million, respectively.

The actuarial loss recognized in other comprehensive income/(loss) is net of tax of $0.3 million, $0.7 million, and $0.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Employer contributions and benefits paid under the pension plans include $2.9 million paid from employer assets for the years ended December 31, 2022 and 2021.

(1) Our defined benefit pension plan is comprised of two schemes as follows:

	December 31, 2022			December 31, 2021
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Fair value of benefit obligation	(7,073)	(27,005)	(34,078)	(11,608)	(35,607)	(47,215)
Fair value of plan assets	8,801	1,008	9,809	15,077	781	15,858
Funded (unfunded) status at end of year	1,728	(25,997)	(24,269)	3,469	(34,826)	(31,357)

The fair value of our plan assets, by category, as of December 31, 2022 and 2021 are as follows:

(in thousands of $)	2022	2021
Equity securities	8,801	15,077
Cash	1,008	781
	9,809	15,858

The asset allocation for our Marine scheme at December 31, 2022 and 2021, by asset category are as follows:

Marine scheme	2022 (%)	2021 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2022 and 2021, by asset category are as follows:

UK scheme	2022 (%)	2021 (%)
Equity	100	100
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2023, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	—	2,900

We are expected to make the following pension disbursements as follows:

(in thousands of $)	UK scheme	Marine scheme
2023	340	2,600
2024	370	2,500
2025	470	2,400
2026	390	2,300
2027	400	2,200
2028 - 2032	2,140	9,500

The weighted average assumptions used to determine the benefit obligation for our defined benefit pension plans for the years ended December 31 are as follows:

	2022	2021
Discount rate	4.94%	2.43%
Rate of compensation increase	2.61%	2.70%

The weighted average assumptions used to determine the net periodic benefit cost for our defined benefit pension plans for the years ended December 31 are as follows:

	2022	2021
Discount rate	4.93%	2.44%
Expected return on plan assets	1.81%	1.31%
Rate of compensation increase	2.49%	2.75%
The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2022 and 2021 is based on the weighted average of various returns on assets using the asset allocation as of the beginning of 2022 and 2021. For equities and other asset classes, we have applied an equity risk premium over ten-year governmental bonds.

26.	SHARE CAPITAL AND SHARE BASED COMPENSATION

Our common shares are listed on the Nasdaq Stock Exchange.

As of December 31, 2022 and 2021, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2022	2021
150,000,000 (2021: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2022	2021
107,225,832 (2021: 108,222,604) outstanding issued common shares of $1.00 each	107,226	108,223

(number of shares)	2022	2021
As of January 1	108,222,604	109,943,594
Repurchase and cancellation of treasury shares (1)	(1,189,653)	(1,984,647)
Vesting of RSUs	186,881	263,657
Share options exercised	6,000	—
As of December 31	107,225,832	108,222,604
(1) During 2022, we repurchased and cancelled 1.2 million treasury shares for a consideration of $25.5 million inclusive of brokers commission of $0.02 million. In 2021, we repurchased and cancelled 2.0 million treasury shares for a consideration of $24.5 million inclusive of brokers commission of $0.04 million.

Contributed surplus
As of December 31, 2022 and 2021, we have a contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Share options

Our LTIP was adopted by our Board of Directors, effective as of October 24, 2017. The maximum aggregate number of common shares that may be delivered pursuant to any and all awards under the LTIP shall not exceed 3,000,000 common shares, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. The LTIP allows for grants of (i) share options, (ii) share appreciation rights, (iii) restricted share awards (iv) share awards, (v) other share-based awards, (vi) cash awards, (vii) dividend equivalent rights, (viii) substitute awards and (ix) performance-based awards, or any combination of the foregoing as determined by the Board of Directors or nominated committee in its sole discretion. Either authorized unissued shares or treasury shares (if there are any) in the Company may be used to satisfy exercised options.

In 2022, there were no share options granted. In 2021, 750,000 share options were awarded to officers. The options vest in equal installments over two years and have a three-year term.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as of the May 2021 grant date are noted in the table below:

2021
Risk free interest rate	0.2%
Expected volatility of common stock	85.0%
Expected dividend yield	0.0%
Expected term of options (in years)	2.3 years

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common shares.

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

As of December 31, 2022, 2021 and 2020, the number of options outstanding in respect of Golar shares was 1.0 million, 1.5 million and 1.8 million, respectively.

A summary of the share options movements during the year ended December 31, 2022 is presented below:

	Shares (in ’000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2021	1,505	$17.65	1.6
Forfeited during the year	(334)	$21.17
Exercised during the year	(6)	$26.90
Lapsed during the year	(128)	$26.44
Options outstanding at December 31, 2022	1,037	$15.37	1.0

Options outstanding and exercisable at:
December 31, 2022	662	$17.87	0.8
December 31, 2021	755	$24.28	0.8
December 31, 2020	1,717	$24.46	1.2

Options outstanding and exercisable at December 31, 2022 presented above include 73,900 units that were granted to former Golar employees in February 2018 that were acquired by CoolCo as part of the ManCo SPA (note 14.1).

The exercise price of all options is reduced by the amount of dividends declared and paid up to 2019. The above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2022, the aggregate intrinsic value of share options that were both outstanding and exercisable was $7.7 million. As of December 31, 2021 and 2020, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Total fair value of share options fully vested in the year	1,958	1,595	3,175

Compensation cost recognized in the consolidated statement of income	1,971	1,434	2,274
Share options cost capitalized*	—	16	110
*Relates to capitalized costs on share options awarded to employees directly involved in certain vessel conversion projects.
As of December 31, 2022, the total unrecognized compensation cost amounting to $0.7 million relating to options outstanding is expected to be recognized over a weighted average period of 0.4 years.

Restricted Stock Units (RSU)

Time-based RSUs

Pursuant to the LTIP, we granted certain individuals 97,215 and nil of RSUs during the years ended December 31, 2022 and 2021, respectively. The RSUs vest equally over a period of 3 years. Refer to ‘Performance-based RSUs’ July 2022 grant discussed below for further details on the RSUs granted in 2022.

The fair value of the RSU award is estimated using the market price of our common shares at grant date with the corresponding expense recognized over the three-year vesting period.

A summary of time-based RSU activities for the year ended December 31, 2022 is presented below:

	Shares (in ‘000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2021	343	9.71	1.1
Granted during the year	97	22.52
Vested during the year	(187)	11.28
Forfeited during the year	(35)	9.63
Non-vested RSUs at December 31, 2022	218	14.09	1.2

Non-vested time-based RSUs at December 31, 2022 presented above include 32,249 awards that were granted to former Golar employees in March 2020 that were acquired by CoolCo as part of the ManCo SPA (note 14.1).

Performance-based RSUs

July 2022 grant

In July 2022, pursuant to the LTIP, we granted certain individuals RSUs that are subject to certain market and performance conditions within the performance period from January 1 to December 31, 2022. The market and performance conditions are weighted to determine the maximum number of RSUs that will be awarded. The maximum number of RSUs that may be earned under the award is 138,878. However, 70% of the total award or 97,215 RSUs will vest over the requisite service period of three-years from July 2022 to July 2025 regardless of the achievement of market and performance conditions. These are shown as time-based RSUs in the preceding table and fair value is estimated using the market price of our common shares at grant date.

The remaining 30% of the award contingently vests subject to Golar achieving more than 70% of the market and performance conditions. As achievement of certain of the performance conditions are subject to the discretion of the Compensation Committee of our Board of Directors (the “Compensation Committee”), no grant date is established until final approval by the Compensation Committee. As such, fair value is estimated using the market price of our common shares at each period end date until final approval is granted by the Compensation Committee. The market condition was achieved at December 31, 2022, so no fair value adjustment to our share price was necessary. Final approval by the Compensation Committee was granted on January 16, 2023. This award will also vest over the requisite service period of three years from July 2022 to July 2025.

March 2020 grant

In March 2020, we granted certain individuals RSUs that were subject to the achievement of a total shareholder return (“TSR”) performance condition relative to the TSR of a predetermined group of peer companies over a three-year performance period that ended in December 31, 2022. The maximum number of RSUs that may be earned under the award is 159,430. Payouts of the performance-based RSUs will range from 0% to 100% of the target awards based on our TSR ranking within the peer group. This award will vest in March 2023.

The fair value of this award is estimated on the grant date using the Monte Carlo simulation model. The weighted average assumptions as of grant date are noted in the table below:

2020
Remaining performance period	2.8 years
Contractual term	3.0 years
Expected dividend yield	0.0%
Risk free interest rate	0.42%
Golar volatility	84%
Share price at grant date	$7.49

The assumption for expected future volatility is based primarily on an analysis of historical volatility of our common shares with an implied volatility factored in for the last 0.9 years of the performance period.

A summary of performance-based RSU activity for the year ended December 31, 2022 is presented below:

	Shares (in ‘000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested performance based RSUs at December 31, 2021	28	6.25	1.2
Granted during the year	42	22.79
Forfeited during the year	(1)	22.79
Non-vested performance based RSUs at December 31, 2022	69	16.05	1.6

	Year ended December 31,
(in thousands of $)	2022	2021	2020
Compensation cost recognized in the consolidated statement of income	1,522	1,774	2,739
RSU cost capitalized *	198	322	295
*Relates to capitalized costs on RSUs awarded to employees directly involved in certain vessel conversion projects.

Non-vested performance-based RSUs at December 31, 2022 above include 10,520 units that were granted to former Golar employees in March 2020 that were acquired by CoolCo as part of the ManCo SPA (note 14.1).

As of December 31, 2022, the total unrecognized compensation cost of $2.6 million relating to both time-based and performance based RSUs outstanding is expected to be recognized over a weighted average period of 2.3 years.

27.	FINANCIAL INSTRUMENTS

Interest rate risk management

We may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective, hedge the interest rate exposure. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any of our counterparties. We do not hold or issue instruments for speculative or trading purposes.

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. We ceased hedge accounting for our derivatives in 2015.

As of December 31, 2022 and 2021, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2022	740,000	2024/2029	1.69% to 2.37%
Receiving floating, pay fixed	2021	505,000	2024/2029	1.69% to 2.37%

Foreign currency risk

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1 million tons of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, 0.2 million tons per year of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We have entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. We have entered into master netting agreements with our counterparties and are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade institutions.

Instrument	Year end	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	2022	4,839,000	2023 - 2024	$49.50 to $51.20
Receiving fixed, pay floating	2021	1,209,753	2023 - 2024	$23.25 to $28.00

Equity price risk

Our Board of Directors previously approved a share repurchase program, which was partly financed through the use of total return swap or equity swap facilities with third party banks, indexed to our own shares. We carry the risk of fluctuations in the share price of those acquired shares. The banks were compensated at their cost of funding plus a margin. In February 2020, we purchased the remaining 1.5 million of our shares and 107,000 of Golar Partners’ common units underlying the total return swap, at an average price of $46.91 and $21.40, respectively at a fair consideration of $72.7 million, of which $59.3 million represented restricted cash that was released on the repurchase, with $55.5 million to settle the derivative liability fair value and $17.2 million relating to the fair value of the shares and units underlying the total return swap. The effect of our total return swap facilities in our consolidated statement of operation as of December 31, 2020 was a loss of $5.1 million.

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at December 31, 2022 and 2021 are as follows:

		2022	2022	2021	2021
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1)	Level 1	878,838	878,838	231,849	231,849
Restricted cash and short-term deposits (2)	Level 1	134,043	134,043	106,073	106,073
Trade accounts receivable (2)	Level 1	41,545	41,545	28,912	28,912
Receivable from TTF linked commodity swap derivatives (2)	Level 1	4,638	4,638	—	—
Receivable from IRS derivatives (2)	Level 1	1,923	1,923	—	—
Investment in listed equity securities (3)	Level 1	224,788	224,788	449,666	449,666
TTF linked commodity swap collateral (2) (note 16)	Level 1	—	—	6,940	6,940
Trade accounts payable (3)	Level 1	(8,983)	(8,983)	(4,929)	(4,929)
Assets held for sale (note 14)	Level 2	721	721	1,697,776	1,697,776
Liabilities held for sale (note 14)	Level 2	(373)	(373)	(879,904)	(879,904)
Current portion of long-term debt and short-term debt (2) (4) (5)	Level 2	(344,960)	(344,960)	(388,005)	(388,005)
Current portion of 2017 Convertible Bonds (4) (6)	Level 2	—	—	(315,646)	(316,561)
Long-term debt (6) (7)	Level 2	(706,290)	(706,290)	(947,855)	(947,855)
Long-term debt - Unsecured Bonds (4) (6)	Level 1	(159,029)	(158,092)	—	—

Derivatives:
Oil and gas derivative instruments (7)	Level 2	378,979	378,979	207,058	207,058
Asset on IRS derivatives (8)	Level 2	54,970	54,970	—	—
Liability on IRS derivatives (8)	Level 2	—	—	(17,300)	(17,300)
Asset on TTF linked commodity swap derivatives (8) (9)	Level 2	113,368	113,368	1,753	1,753
Liability on TTF linked commodity swap derivatives (8) (9)	Level 2	—	—	(88)	(88)
(1) These instruments carrying value is highly liquid and is a reasonable estimate of fair value.

(2) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(3) “Investment in listed equity securities” refers to our NFE Shares (note 16). The fair value is based on the NFE closing share price as of the balance sheet date.

(4) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of the deferred charges amounting to $21.0 million and $28.2 million at December 31, 2022 and 2021, respectively.

(5) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

(6) The estimated fair values of our unsecured 2017 Convertible Bonds and Unsecured Bonds are based on their quoted market prices as of the balance sheet date. In February 2022, following the listing of the Unsecured Bonds, the fair value hierarchy transferred from Level 2 to Level 1.

(7) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(8) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(9) Does not include collateral posted with counterparties to our TTF commodity swaps. We have recognized cash collateral receivable of $nil and $6.9 million as of December 31, 2022 and 2021, respectively, in relation to our TTF commodity swaps (note 16).

The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•The carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (note 16, 23 and 28). These instruments are classified within Level 1 of the fair value hierarchy.
•Our pension plan assets are primarily invested in funds holding equity and debt securities, which are valued at quoted market price (note 25). These plan assets are classified within Level 1 of the fair value hierarchy.
The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2022 and 2021:

	Balance sheet classification	2022	2021
(in thousands of $)
Asset derivatives
Gas derivative instrument	Other current assets and other non-current assets (note 16 and note 20)	196,184	79,578
Oil derivative instrument	Other non-current assets (note 20)	182,795	127,480
Commodity swaps	Other current assets and other non-current assets (note 16 and note 20)	113,368	1,753
Interest rate swaps	Other non-current assets (note 20)	54,970	—
Total asset derivatives		547,317	208,811

Liability derivatives
Interest rate swaps	Other current liabilities (note 23)	—	(17,300)
Commodity swap	Other current liabilities (note 23)	—	(88)
Total liability derivatives		—	(17,388)

The amounts presented in our consolidated balance sheet in relation to interest rate and commodity swaps have not been offset. For our commodity swaps, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2022 and 2021 would be adjusted as in the following table:

	2022			2021
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Commodity swaps
Total asset derivatives	113,368	—	113,368	1,753	(88)	1,665
Total derivative liabilities	—	—	—	(88)	88	—

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank ABP, DNB Bank ASA, Citibank NA, SCB, ABN Amro Bank NV, Internationale Nederlanden Groep Bank and Danske Bank A/S. However, we believe this risk is remote, as they are established and reputable financial institutions with no prior history of default and with investment grade credit ratings.

Included within cash and cash equivalents of $878.8 million and $231.8 million are $634.2 million and $nil held in short-term money market deposits which had earned interest income of $7.6 million and $nil during the years ended December 31, 2022 and 2021, respectively.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with ABN Amro Bank NV, as well as with the CSSC entity in regards to our sale and leaseback arrangement on the FLNG Hilli (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk of default is remote.

We also have equity method investments in CoolCo and Avenir, as of December 31, 2022, with carrying values recorded in our balance sheet of $55.4 million and $41.8 million, respectively. Accordingly, the value of our investments and our share of the net results generated from Avenir and CoolCo are subject to specific risks associated with their business. In the event the fair value of the investments falls below the carrying values and they are determined to be other-than-temporary, we would be required to recognize an impairment loss.

A concentration of supplier risk exists in relation to the Gimi undergoing FLNG conversion with Keppel and B&V. However, we believe this risk is remote as Keppel is a global leader in the shipbuilding and vessel conversion sectors while B&V is a global engineering, procurement and construction company.

A further concentration of supplier risk exists in relation to the Mark II FLNG project conversion for long lead items with Nuovo Pignone International S.R.L, Kanfa AS, Chart Energy, Chemicals Inc, Siemens Energy AG and Howden Turbo UK Ltd. However, we believe this risk is remote as they are all global reputable procurement companies.

28.	RELATED PARTY TRANSACTIONS

a) Transactions with CoolCo:

As further described in note 14, on June 30, 2022, we completed the CoolCo Disposals and had entered into the following transactions:

Net revenues: The transactions with CoolCo during the year ended December 31, 2022 consists of the following:

(in thousands of $)	2022
Management and administrative services revenue (1)	3,124
Ship management fees revenue (2)	1,249
Ship management fees expense (3)	(5,811)
Debt guarantee fees (4)	837
Commitment fee (5)	115
Total	(486)
(1) Management and administrative services revenue – Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the CoolCo TSA (subsequently replaced with the CoolCo ASA), both described further in note 14.1, pursuant to which we provided corporate administrative services to CoolCo. The CoolCo ASA expires on June 30, 2023.

(2) Ship management fee revenue – We provided commercial and technical management to the LNG carriers prior to disposal to CoolCo under the existing management agreements, however the CoolCo TSA revised the annual management fee payable to us per vessel. On June 30, 2022, upon completion of the CoolCo Disposal, the ship management agreements were terminated.

(3) Ship management fee expense – Following completion of the ManCo SPA with CoolCo in June 2022, we entered into ship management agreements with CoolCo, to provide commercial and technical management for certain of our LNG carriers, amounting to (i) $0.6 million ship management fees for the Golar Arctic and Golar Tundra and (ii) $0.1 million fees incurred for FLNG crewing for the year ended December 31, 2022. We also entered into an agreement to sub-contract our contractual vessel management obligations for the LNG Croatia and NFE’s fleet of vessels to CoolCo amounting to $5.1 million for the for the year ended December 31, 2022. The ship management fee revenue of $4.8 million received in relation to NFE’s fleet of vessels is passed on at cost to CoolCo as our subcontracting ship management expenses presented on “Administrative expenses” in the consolidated statements of operations.

(4) Debt guarantee fees – We agreed to remain as the guarantor of the payment sale and lease-back obligations of two of the disposed subsidiaries, which are the disponent owners of the Golar Ice and the Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of December 31, 2022 is $210.3 million. The compensation amounted to $0.8 million for the year ended December 31, 2022.

(5) Commitment fee – We advanced a two years revolving credit facility of $25.0 million to CoolCo, which remains undrawn as of December 31, 2022. The facility bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $0.1 million for the year ended December 31, 2022.

Receivables: The balances with CoolCo and its subsidiaries as of December 31, 2022 consisted of the following:

(in thousands of $)	2022
Balance due from CoolCo and subsidiaries (6)	394
(6) Balances due from CoolCo and its subsidiaries - Amounts due to/from CoolCo and its subsidiaries are comprised primarily of unpaid management services, amounts arising from the results of CoolCo’s vessels participating in the Cool Pool, revolving credit facility, commitment fees and other related arrangements. Payables and receivables are generally settled quarterly in arrears. Balances owing to or due from CoolCo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Other transactions:

Net Cool Pool expenses - The eight TFDE vessels sold in the CoolCo Disposal were previously managed by Golar under the terms of the Cool Pool. The net expenses relating to the CoolCo’s vessels participation in the pool amounted to $4.8 million for the year ended December 31, 2022. This is presented in our consolidated statement of operations in the line item “Net (loss)/income from discontinued operations”.

Subleases with CoolCo - Following the completion of the CoolCo Disposal, we entered into subleases to share office space with CoolCo which amounted to $0.4 million income (note 13).

Share-based payment to CoolCo employees - Following the completion of the ManCo SPA, we agreed to honor the RSUs granted to the officers and employees in the shipping and FSRU management business that CoolCo acquired. The net expenses relating to these share-based payments amounted to $0.1 million for the year ended December 31, 2022 is included in our equity method investment in CoolCo.

Reimbursements to CoolCo - Payments on behalf of CoolCo amounted to $0.1 million for the year ended December 31, 2022.

b) Transactions with existing related parties:

Net revenues/(expenses): The transactions with other related parties for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

(in thousands of $)	2022	2021	2020
Avenir (1)	246	468	980
Magni Partners (2)	(32)	(189)	(606)
ECGS (3)	—	1,482	—
Total	214	1,761	374

Receivables: The balances with other related parties as of December 31, 2022 and 2021 consisted of the following:

(in thousands of $)	2022	2021
Avenir (1)	3,472	3,225
Magni Partners (2)	81	81
Total	3,553	3,306
(1) Avenir entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir and its subsidiaries. This compensation amounted to $0.1 million, $0.5 million and $1.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In October 2021, we advanced a one year revolving shareholder loan of $5.3 million to Avenir, of which $1.8 million was drawn as of December 31, 2022. In October 2022, the revolving shareholder loan was extended to three years. The facility bears a fixed interest rate of 5% per annum. The aggregated interest and commitment fee receivable on the undrawn portion of the loan amounted to $143 thousand and $28 thousand, for the years ended December 31, 2022 and 2021, respectively.

(2) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

(3) We chartered our former LNG carrier, the Golar Ice to ECGS during the year ended December 31, 2021. There was no comparable transaction for the year ended December 31, 2022.

c) Transactions with former related parties

Net revenues: The following tables represents the transactions before these companies ceased to be our related parties for the years ended December 31, 2021 and 2020:

(in thousands of $)	2021	2020
Transactions
Golar Partners and subsidiaries	3,986	13,521
Hygo and subsidiaries	3,631	10,887
Borr Drilling	348	384
2020 Bulkers	111	45
OneLNG	64	—
Total	8,140	24,837

Receivables: The balances before these companies ceased to be our related parties as of December 31, 2021 consisted the following:

(in thousands of $)	2021
Balances
Borr Drilling	149
2020 Bulkers	29
Total	178

c.1) Golar Partners and subsidiaries:

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners was no longer considered a related party and subsequent transactions with Golar Partners and its subsidiaries are treated as a third party and settled under normal payment terms. For the balances with Golar Partners and its subsidiaries prior to the completion of the GMLP Merger, we retrospectively adjusted the comparative period and classified them as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 14).

The following table represent the transactions with Golar Partners and its subsidiaries for the period from January 1, 2021 to April 15, 2021 and for the year ended December 31, 2020:

(in thousands of $)	Period January 1, 2021 to April 15, 2021	Year Ended December 31, 2020
Management and administrative services revenue	1,717	7,941
Ship management fees revenue	2,251	5,263
Interest income on short-term loan	18	317
Total	3,986	13,521

Other transactions:

During the period from January 1, 2021 to April 15, 2021 and year ended December 31, 2020, we received total distributions from Golar Partners of $0.5 million and $10.5 million, respectively, with respect to common units and general partners units owned by us at that time.

During the period from January 1, 2021 to April 15, 2021 and year ended December 31, 2020, Hilli LLC declared distributions totaling $7.2 million and $19.4 million, respectively, with respect to the common units owned by Golar Partners. In connection with the Hilli Disposal, we agreed to indemnify Golar Partners for certain costs incurred in FLNG Hilli operations when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures. Included within the FLNG Hilli distributions for the period from January 1, 2021 to April 15, 2021 and year ended December 31, 2020, is $0.1 million and $0.4 million, respectively with respect to FLNG Hilli’s indemnification cost.

c.2) Hygo and subsidiaries:

Following the completion of the Hygo Merger on April 15, 2021, Hygo ceased to be a related party and subsequent transactions with Hygo and its subsidiaries are treated as third-party transactions and settled under normal payment terms. For the balances with Hygo and its subsidiaries prior to the completion of the Hygo Merger, we retrospectively adjusted the comparative period and classified them as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 14).

The following table represent the transactions with Hygo and its subsidiaries for the period from January 1, 2021 to April 15, 2021 and for the year ended December 31, 2020:

(in thousands of $)	Period January 1, 2021 to April 15, 2021	Year Ended December 31, 2020
Management and administrative services revenue	2,051	5,281
Ship management fees income	904	1,780
Debt guarantee compensation	676	3,826
Total	3,631	10,887

Other transactions:

Net Cool Pool expenses - Net expenses relating to the other pool participants are presented in our consolidated statement of operation in the line item “Voyage, charterhire and commission expenses” for the period from January 1, 2021 to April 15, 2021 and for the year ended December 31, 2020 amounted to $2.9 million and $2.1 million, respectively.

c.3) Borr Drilling:

Tor Olav Trøim is the founder and director of Borr Drilling Limited (“Borr Drilling”), a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Transactions with Borr Drilling include management and administrative services provided by our Bermuda corporate office. Effective from January 2022, Borr Drilling ceased to be a related party.

c.4) 2020 Bulkers:

Transactions with 2020 Bulkers Ltd. (“2020 Bulkers”) include management and administrative services provided by our Bermuda corporate office. Effective from January 2022, 2020 Bulkers ceased to be a related party.

c.5) OneLNG and subsidiaries:

Subsequent to the decision to dissolve OneLNG, we wrote off $0.1 million of the trading balance with OneLNG for the year ended December 31, 2021, to “Other operating income/(losses)” in our consolidated statements of operations as we deemed it to be no longer recoverable.

29.	COMMITMENTS AND CONTINGENCIES

Assets pledged

	Year ended December 31,
(in thousands of $)	2022	2021
Book value of vessels secured against long-term loans(1)	1,115,500	1,242,343
(1) This excludes the Gimi which is classified as “Assets under development” (note 18) and secured against the Gimi debt facility (note 21).

Corporate RCF

The Corporate RCF was secured by a pledge against our NFE Shares. We were permitted under the terms of the facility, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. In November 2022, the Corporate RCF was canceled and the pledge against our NFE shares was released.

Capital Commitments

Mark II FLNG

In 2022, our Board of Directors had approved up to $328.5 million of capital expenditures for a Mark II FLNG. As of December 31, 2022, we entered into agreements for engineering services and long lead items amounting to $199.2 million (note 20).

Tundra Development Agreement

As of December 31, 2022, we have committed $12.9 million of yard cost and materials in relation to the drydocking, site commissioning and hook-up services of the Golar Tundra (note 7).

Arctic SPA

As of December 31, 2022, we have committed $4.8 million of engineering and other professional costs in relation to the FSRU conversion of the Golar Arctic (note 7).

Gandria

We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full notice to proceed. We have also provided a guarantee to cover the sub-contractor’s obligations in connection with the conversion of the vessel.

Other contingencies

UK tax lease benefits

During 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. The UK tax authority (“HMRC”) challenged the use of similar lease structures and had engaged in litigation of a test case. In 2021, we reached a settlement with HMRC and in April 2022, we settled our liability to HMRC in full, resulting in a payment of $66.4 million, inclusive of fees, of which $16.0 million was released from restricted cash earmarked for such settlement (note 15).

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

For each of the years ended December 31, 2022, 2021 and 2020 we received LOH insurance income for Golar Ice of $4.4 million, $nil and $nil, respectively. The above is recognized in “Other operating income/(losses)” in our consolidated statement of operations.

30.	SUBSEQUENT EVENTS

Financing

Dutch Title Transfer Facility (“TTF”) linked commodity swap derivatives

In January 2023, we entered into new commodity swaps to effectively unwind the majority of our previous 2023 and 2024 TTF linked commodity swap arrangements and regain full market exposures of the TTF prices, as follows:

•100% of the March 2023 to December 2023 TTF linked commodity swaps unwound at $21.80/MMBtu resulting in a net gain of $28.20/MMBtu, equivalent to $75.8 million that will be received in monthly installments between March and December 2023; and
•50% of January 2024 to December 2024 TTF linked commodity swaps unwound at $20.55/MMBtu resulting in a net gain of $30.65/MMBtu, equivalent to $49.5 million that will be received in twelve monthly installments from March 2023 to December 2024.

Divestment of our NFE investment

In January and February 2023, we sold 1.2 million of our NFE common shares raising net proceeds of $45.6 million.

In February 2023, we agreed to acquire NFE’s Hilli Common Units of Hilli LLC (which represents 50% of the Hilli Common Units outstanding), disponent owner of FLNG Hilli, in exchange for our remaining 4.1 million NFE common shares and $100.0 million cash. Ownership and title to the Hilli Common Units transferred to us on the closing date of March 15, 2023, however we acquired the distributions rights from the repurchased Hilli Common Units with retrospective effect from January 1, 2023. Upon the closing of the acquisition, our effective interest in the currently contracted FLNG Hilli earnings is as follows:

•94.6% of Hilli Common Units that receive the base tolling fees, and 5% of gas linked tolling fees;
•89.1% of Series A Special Units that receive the oil linked tolling fees; and
•89.1% of Series B Special Units that receive 95% of gas linked tolling fees.

Sale of our CoolCo shares

In February 2023, we sold 4.5 million of our CoolCo shares at NOK 130/share, raising net proceeds of $55.8 million.

FLNG business development

Mark II FLNG

In February 2023, we secured an option to acquire a 148,000 cbm moss design LNG carrier for a Mark II FLNG conversion. A non-refundable payment of $5.0 million was paid in February 2023, which, subject to the option being exercised in Q2 2023, will be deducted from the agreed $78.0 million purchase price. Significant progress has been made with the conversion shipyard, procurement of long lead items and financing.

Hilli LTA Amendment 4

In 2023, we have agreed in principle LTA Amendment 4 with our Customer, to compensate the contract year 2022 underutilization of $35.8 million through overproduction in contract year 2023.