Form 20-F
period 2023-12-31
GOLAR LNG LTD
filed 2024-03-28
CIK 1207179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from	to

Commission file number	000-50113

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

As of December 31, 2023, the registrant had 104,578,080 outstanding common shares.

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

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “projected”, “plan”, “potential”, “continue”, “will”, “may”, “could”, “should”, “would”, “expect” and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania, a subsidiary of BP p.l.c (“BP”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to site such as the floating production, storage and offloading unit (“FPSO”). Delays to contracted deliveries to site could result in incremental costs to both parties to the LOA, delay commissioning works and the start of operations for our floating liquefaction natural gas vessel (“FLNG”) Gimi (“FLNG Gimi”);
•continuing uncertainty resulting from our claim for certain pre-commissioning contractual prepayments that we believe we are entitled to receive from BP pursuant to the LOA, including timing of eventual resolution, whether our claim will be upheld and any eventual recovery or amounts that we may be required to settle;
•the recoverability of other pre-commissioning contractual prepayments that we believe we could be entitled to receive from BP;
•our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
•our ability to recontract the FLNG Hilli once her current contract ends in July 2026 and other competitive factors in the FLNG industry;
•that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“Mark II”), one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in a donor vessel for a prospective Mark II project, the Fuji LNG (the “Fuji LNG”), long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
•failure of shipyards to comply with schedules, performance specifications or agreed prices;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and FLNG Gimi or to monetize our remaining equity method investments on a timely basis or at all;
•increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
•continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;

•global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreaks, rising inflation and the ongoing conflicts in Ukraine and the Middle East, recent attacks on vessels in the Red Sea and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
•changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
•the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
•changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the natural gas and LNG supply chain;
•changes to rules and regulations applicable to companies with securities listed on an European Union (“EU”) regulated market, or with an EU presence, including but not limited to the European Union’s Corporate Sustainability Reporting Directive ("CSRD");
•changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in Brazil;
•a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
•increased tax liabilities in the jurisdictions where we are currently operating or have previously operated;
•changes in general domestic and international political conditions, particularly where we operate, including in Senegal, or where we seek to operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels and our ability to obtain financing on acceptable terms or at all;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission (the “Commission”), including our annual report on Form 20-F.

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

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or “GMLP” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of Golar Partners and Hygo, which acquisition closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars.

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

D.      Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our results of operations and the trading price of our common shares. We have categorized the risks we face based on whether they arise from our FLNG business, projects, financing and operational activities or from the industry in which we operate. We have listed these risks based on management’s assessment of priority. Where relevant, we have grouped together related risks into the following categories:

◦Risks related to our FLNGs and our FLNG growth projects
■Our ability to meet our continuing obligations under the LOA entered into in connection with the FLNG Gimi;
■Continuing uncertainty on the recoverability of certain pre-commissioning contractual prepayments claim pursuant to the LOA;
■Our ability to meet our continuing obligations under the LTA entered into in connection with the FLNG Hilli;
■Our ability to recontract the FLNG Hilli once her current contract ends;
■Our operating revenue is dependent on a high customer concentration wherein a loss of any of our customers could have an adverse effect on our earnings, cash flows and financial condition;
■Our efforts to manage commodity and financial risks through derivative instruments could adversely affect our results of operations and financial condition;
■Our ability to convert Mark II commercial leads into a long-term profitable contract;
■Our ability to complete a Mark II conversion could have a material adverse effect on our business, financial condition, results of operations, cash flow, liquidity and future prospects;
■Our ability to secure funding for our Mark II project; and
■Our heavy reliance on a limited number of contractors and shipyards with relevant specialized experience, given the sophisticated nature of FLNG conversions.

◦Risks related to the financing of our business
■We may not be able to obtain new financings to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends;
■We are exposed to volatility in the Secured Overnight Financing Rate (“SOFR”) and the derivative contracts we have entered into to hedge our exposures to fluctuations in interest rates could result in charges against our results of operations, being higher than market interest rates;
■Most of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities;
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
■Our consolidated lessor variable interest entity (“VIE”) may enter into different financing arrangements, which could affect our financial condition, results of operations and cash flows; and
■Our cash and cash equivalents and restricted cash are dependent on a limited number of financial institutions, wherein a collapse of any of these financial institutions could have an adverse effect on our cash flows and financial condition.

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
■A cyber-attack could materially impact our reputation, operations or financial performance;
■Our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations;
■Technical operational risk, human operational errors and wear and tear of equipment may impact uptime and have an associated impact on financial performance of our FLNGs;
■We are subject to the economic, political, social and other conditions in the jurisdictions where we operate;
■Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the Bribery Act of the UK (the “UK Bribery Act”) and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, and contract terminations;
■Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels or a decrease in their estimated future cash flows during our recoverability assessment, we may incur a loss which will have a material adverse effect on our results of operations;
■We will have to make additional contributions to our pension scheme because it is underfunded;
■We are exposed to U.S. Dollar, Euro, Norwegian Krone, British Pound, Brazilian Real and other foreign currency fluctuations and devaluations that could harm our results of operations;
■We are subject to the risk related to Macaw Energies’ business which may not achieve anticipated profitability as expected or at all; and
■Our equity method investments may not result in sufficient profitability to justify our investment, and could lead to future impairment.

◦Risks related to our industry
■Our results of operations and financial condition depend on demand for natural gas, LNG, FLNGs and LNG carriers;
■Our operations are subject to extensive and changing laws, regulations, reporting requirements and environmental and social attitudes towards fossil fuel, may have an adverse effect on our business; and
■Environmental, social and governance (“ESG”) and sustainability considerations may adversely impact our operations and markets.

◦Risks related to our common shares
■The declaration and payment of dividends or repurchases of our own shares are at the discretion of our board of directors;
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
■We may have to pay tax on certain U.S. source income, which would have a negative effect on our business and reduce cash available for distribution; and
■The recent enactment of a corporate income tax in Bermuda could adversely affect us.

Risks related to our FLNGs and our FLNG growth project

•Our ability to meet our continuing obligations under the LOA entered into in connection with the FLNG Gimi.

In February 2019, we entered into the LOA with BP for the lease and operation of FLNG Gimi, for the first phase of the GTA Project, situated off the coast of Mauritania and Senegal, for a period of 20 years. As of March 15, 2024, the FLNG Gimi is awaiting connection to the feedgas pipeline and start of commissioning activities.

Given the GTA Project’s complexity and the interdependencies of certain activities required during project mobilization and commissioning leading to commencement of commercial operations ("COD"), significant delays could result in incremental costs to both parties to the LOA and delay the unlocking of FLNG Gimi Adjusted EBITDA backlog of approximately $4.3 billion, of which we have a 70% ownership interest. If FLNG Gimi does not meet its anticipated profitability or generate sufficient cash flow on time or at all, our cash flows and results of operations may be adversely affected.

In the duration of the LOA, we are exposed to various risks, which encompass BP’s right to terminate the LOA due to specified events of default, non-payment by BP due to disagreements or disputes, assumption of unanticipated liabilities, losses, or costs, and potential financial repercussions in the event the FLNG Gimi fails to meet contracted capacity. Additionally, there is a risk of incurring significant charges such as asset devaluation or restructuring charges. Any of these circumstances or events could have a material adverse effect on our results of operations, cash flow and financial condition.

•Continuing uncertainty on the recoverability of certain pre-commissioning contractual prepayments claim pursuant to the LOA.

As described under note 18 of our audited consolidated financial statements included herein, a LOA contract interpretation dispute regarding parts of pre-commissioning contractual cash flows currently exists between us and BP, regarding Project Delay Payments (“PDPs”) due from BP to Gimi MS Corporation (“Gimi MS”). Gimi MS initiated arbitration proceedings in August 2023. The resolution of this matter is expected to take several months or years, with no guarantee of a favorable outcome for our claim. Pursuing such legal proceedings may incur significant time and legal expenses. In the event of a favorable resolution, we may be entitled to recover all or a portion of our legal costs and fees incurred, from BP. Conversely, an unfavorable resolution may result in the potential forfeiture of our claim in part or in full and we may be required to reimburse all or a portion of BP’s legal costs and fees incurred which could have a material adverse impact on our business, financial position, and results of operations. Additionally, these legal actions carry the risk of negative publicity, potentially impacting our reputation and, consequently, our operational results. As of March 15, 2024, the dispute remains unresolved.

•Our ability to meet our continuing obligations under the LTA entered into in connection with the FLNG Hilli.

The FLNG Hilli is currently operating under the terms of the LTA by and between Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together the “Customer”) which ends in mid-July 2026.

During the duration of the LTA, we are exposed to various risks, including potential challenges in realizing the benefits of the LTA. These risks encompass the Customer’s right to terminate the agreement due to specified events of default, non-payment by the Customer due to financial constraints or disagreements, assumption of unanticipated liabilities, losses, or costs, and potential financial repercussions in the event the FLNG Hilli fails to meet the annual contracted capacity. Additionally, there is a risk of incurring significant charges such as asset devaluation or restructuring charges. Any of these circumstances or events could have a material adverse effect on our results of operations, cash flow and financial condition.

•Our ability to recontract the FLNG Hilli once her current contract ends.

We may be unable to redeploy the FLNG Hilli on another long-term contract at the end of the current LTA. Our inability to redeploy the FLNG Hilli on a new long-term charter may result in increased downtime and decreased revenue, which could adversely impact our financial performance and overall business outlook. Additionally, regulatory changes, competition, or technological advancements, may further influence the vessel’s redeployment prospects. Accordingly, there can be no assurance that the FLNG Hilli meets its anticipated profitability or generates sufficient cash flow to justify our investment.

•Our operating revenue is dependent on a high customer concentration wherein a loss of any of our customers could have an adverse effect on our earnings, cash flows and financial condition.

Our future revenue is dependent on a limited number of customers. The loss of a key customer or a substantial decline in the amount of services requested by a key customer, or the inability of a customer to pay for our services, could have a material adverse effect on our results of operations, cash flows and financial condition. We could lose a customer or the benefits of a contract if:

•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we breach the relevant contract and the customer exercises certain rights to terminate the contract;
•the customer terminates the contract because we fail to deliver the vessel or provide the service within a contracted period of time, the vessel is lost or damaged beyond repair or incurs prolonged periods of off-hire, or we default under the contract;
•the customer terminates the contract due to prolonged FM affecting the customer, including damage to or destruction of relevant facilities, war or geopolitical unrest preventing us from performing services for that customer; or
•the customer becomes subject to sanction laws which directly or indirectly prohibits our ability to lawfully charter our vessel to such customer.

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

•Our ability to convert Mark II commercial leads into a long-term profitable contract.

The successful conversion of commercial leads into long-term profitable contracts for our new Mark II, one of our FLNG designs, represents a critical aspect of our business growth strategy. However, this process is subject to various uncertainties and challenges that may impact our ability to secure profitable contracts, attractive financing and achieve sustainable operating cash inflows.

The inherent uncertainty in the energy market, including fluctuations in commodity prices and regulatory changes, may impact the decision-making processes of potential customers. Economic downturns, geopolitical events, or shifts in energy policies can introduce unpredictability and volatility, making it challenging to forecast and convert commercial leads into profitable long-term contracts. Difficulties in converting opportunities to a binding commercial agreement with a counterparty for the deployment of a Mark II design conversion could result in additional costs and could negatively impact our future project prospects.

•Our ability to complete a Mark II conversion could have a material adverse effect on our business, financial condition, liquidity and future prospects.

The intricacies and scale of the FLNG conversion process pose risks, including unforeseen technical challenges or complexities in the Mark II design, especially with the integration of new technologies or modifications to the original design. Delays in the FLNG conversion schedules beyond agreed-upon timelines may impact our ability to meet contractual obligations, resulting in potential financial penalties, strained customer relationships and reputational damage. Such delays may be caused by various factors, including unforeseen technical issues, supply chain disruptions, adverse weather conditions, or regulatory hurdles.

Moreover, the failure of shipyards to adhere to performance specifications could compromise the operational efficiency and effectiveness of the converted FLNG units. This may lead to suboptimal performance, increased maintenance costs, and potential liabilities if the delivered product fails to meet industry standards or regulatory requirements. Deviations from agreed-upon prices with suppliers can result in unexpected financial burdens. Additionally, the global nature of the shipbuilding industry exposes us to geopolitical and economic risks, wherein changes in trade policies, geopolitical tensions, or economic downturns in key regions, may affect the availability of skilled labor, essential materials, and financing, leading to increased project costs and delays.

In addition, changes in regulatory requirements, unexpected permitting delays or the need to comply with evolving environmental, safety, and operational standards may require modifications to the project plan. In the event of non-compliance by shipyards, our ability to enforce contractual terms and secure timely remedies may be subject to legal and regulatory complexities, further exacerbating the adverse impact on our results of operations, cash flow and financial condition.

•Our ability to secure funding for our Mark II project.

The conversion of a FLNG, such as Mark II, takes a number of years and requires a substantial capital investment that is dependent on sufficient funding and commercial interest, among other factors. The availability and cost of financing in the capital markets can be influenced by various external factors, including economic conditions, interest rates, investor sentiment, contingencies and uncertainties that are beyond our control. Unforeseen changes in these factors may lead to fluctuations in the cost of debt or equity financing, potentially affecting the overall financial feasibility of the Mark II project. Further, the complexity and scale of the Mark II may present challenges in structuring financing arrangements. Lenders and investors may have stringent requirements related to project viability, risk allocation, and financial returns, which may necessitate protracted negotiations and due diligence processes. We may be required to use cash from operations, incur additional borrowings or raise capital through the sale of debt or additional equity securities to fund the conversion. Our failure to obtain funds for future capital expenditures could impact our results of operations, cash flow, financial condition and growth prospects.

•Our heavy reliance on a limited number of contractors and shipyards with relevant specialized experience, given the sophisticated nature of FLNG conversions.

The conversion of our Mark II design will be the first of its kind. Due to its novelty and the highly technical process related to FLNG conversions, we are reliant on a limited number of contractors and shipyards with relevant FLNG conversion experience. A change of appointed contractors for any reason would likely result in higher costs and a significant delay to any delivery schedules. Our future FLNG vessels may not able to meet certain performance requirements or perform as intended and we may have to accept reduced rates, not be able to contract FLNG vessel or we may be required to recognize an impairment expense in our financial statements in the future. Any of these possibilities would have a negative impact, which could be significant, on our results of operations, cash flow and financial condition.

Risks related to the financing of our business

•We may not be able to obtain new financings, to meet our obligations as they fall due or to fund our growth or our future capital expenditures, which could negatively impact our results of operations, financial condition and ability to pay dividends.

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

•We are exposed to volatility in SOFR and the derivative contracts we have entered into to hedge our exposures to fluctuations in interest rates could result in charges against our results of operations, being higher than market interest rates.

As of December 31, 2023, we had total outstanding debt of $1.2 billion, of which $0.8 billion was exposed to a floating interest rate based on SOFR, which could affect the amount of interest payable on our debt. In order to manage our exposure to interest rate fluctuations, we use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of December 31, 2023, we have interest rate swaps with a notional amount of $0.7 billion representing 88.5% of our total floating rate debt. While we are economically hedged, we do not apply hedge accounting and therefore interest rate swap mark-to-market valuations may adversely affect our results. Entering into swaps and derivative transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivative strategies that we employ currently and in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs or losses.

In the future, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under loans that have been advanced at a floating rate. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial condition or results of operations.

•Most of our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities.
Most of our obligations are secured by our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things: merge into or consolidate with any other entity; to sell or otherwise dispose of, all or substantially all of our assets; make or pay equity distributions, repurchase our own shares; incur additional indebtedness; incur or make any capital expenditures; materially amend, or terminate, any of our current vessel contracts or management agreements.

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

•We entered into certain guarantees for certain parties. If these parties are unable to meet the requirements or comply with certain provisions contained in the agreements, this may have a material adverse effect on us.

We entered into agreements to provide stand-ready guarantees in connection with commercial bank indebtedness, claims, damages or liabilities imposed by governmental authorities for certain parties, including but not limited to Golar Partners, Hygo, Energos, CoolCo, Avenir and Macaw Energies and its investments. Failure by any of these parties to comply with any provisions contained in the agreements, may lead to an event of default under these agreements. In such case, we would need to satisfy the obligations or indemnify the losses of the respective party.

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

The occurrence of any of the events described above would have a material adverse effect on our business, results of operations and financial condition, reduce our ability or make us unable to pay dividends to our shareholders for so long as such default is continuing, and may impair our ability to continue as a going concern.

•The inability of certain parties to satisfy their indemnity obligations to us could have a material adverse effect on our financial condition and results of operations.

Pursuant to the entry into agreements to provide stand-ready guarantees to certain parties, we are counter indemnified by certain parties, including CoolCo, NFE and Energos for certain losses we may incur in connection with providing guarantees and indemnities. These parties' abilities may be affected by events beyond either of our control, including prevailing economic, financial, geopolitical and industry conditions. If they are unable to meet their indemnification obligations, our results of operations, financial condition and ability to make cash distributions to our shareholders could be materially adversely affected.

•If the Hilli LC is not extended, the results of operations and financial condition of Hilli Corp could suffer.

Pursuant to the terms of the LTA, a financial institution issued a performance guarantee on behalf of Hilli Corp guaranteeing certain payments of Hilli Corp, as required under the LTA. The Hilli LC had an initial expiry date of December 31, 2019, which automatically extended and will extend for successive one-year periods until the tenth anniversary of the final acceptance of the FLNG Hilli under the LTA, unless the financial institution elects to not extend the Hilli LC. The financial institution may elect to not extend the Hilli LC by giving notice at least 90 days prior to December 31, in any subsequent year. If the Hilli LC (i) ceases to be in effect or (ii) the financial institution elects to not extend it, unless replacement security for payment is provided within a certain time, then the LTA may be terminated and Hilli Corp may be liable for a termination fee of up to $100 million. Accordingly, if the financial institution elects at some point in the future to not extend the Hilli LC, Hilli Corp’s financial condition could be materially and adversely affected.

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

•Our consolidated lessor VIE may enter into different financing arrangements, which could affect our results of operations, cash flow and financial condition.

Following the sale and leaseback transaction we have entered into with a subsidiary of a Chinese financial institution that was determined to be lessor VIE, where we are deemed to be the primary beneficiary, we are required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the lessor VIE into our financial results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the lessor VIE such as interest rates, maturity and repayment profiles. The funding arrangements negotiated by the lessor VIE could adversely affect our results of operations, cash flow and financial condition. For additional detail refer to note 5 “Variable Interest Entities” of our consolidated financial statements included herein.

•Our cash and cash equivalents and restricted cash are dependent on a limited number of financial institutions, wherein a collapse of any of these financial institutions could have an adverse effect on our cash flows and financial condition.

As of December 31, 2023, we have $679.2 million of cash and cash equivalents, of which are $481.7 million held in short-term money market deposits carried with a limited number of financial institutions. The collapse of any financial institution or the inability of a financial institution to obtain necessary funding when required, or a banking crisis, could have a material adverse effect on our cash flows and financial condition.

Risks related to our operations

•We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We entered into agreements for the provision of certain technical, crew, transitional corporate and administrative services and have subcontracted the provision of certain corporate and administrative services to ship managers. Such agreements expose us to subcontractor counterparty risks. The ability of each of our subcontractors to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the overall financial condition of our subcontractors, the condition of the maritime and offshore industries and work stoppages or other labor disturbances. Should our subcontractors fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, reputation, results of operations, cash flow and financial condition.

•We may experience increased labor costs, the unavailability of skilled workers or the failure to attract and retain qualified key personnel, which may negatively impact the effectiveness of our management and our results of operations.

We are dependent upon the available labor pool of skilled employees. We compete with other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our FLNGs and to provide our customers with the highest quality service. A shortage in the labor pool of skilled workers, remote FLNG locations, increasing cost of living or other general inflationary pressures, changes in applicable laws and regulations or labor disputes could make it more difficult for us to attract and retain qualified personnel and could require an increase in the salaries, wages and benefits packages that we offer, thereby increasing our operating costs. Any increase in our operating costs could materially and adversely affect our business, contracts, results of operations, cash flow and financial condition.

Our success depends, to a significant extent, upon the skills and efforts of our senior executives and certain key employees. While we believe that we have an experienced team, the loss or unavailability of one or more of our senior executives and/or our key employees for any extended period of time could have an adverse effect on our business and results of operations.

•A cyber-attack could materially impact our reputation, operations or financial performance.

We rely on information and operational technology systems and networks in our operations and the administration of our business. The energy industry has become increasingly dependent on digital technologies to conduct day-to-day operations, and the use of mobile communication devices has rapidly increased. Industrial control systems such as supervisory control and data acquisition (“SCADA”) systems now control large-scale processes that can include multiple sites across long distances. In addition, cybersecurity attacks are also becoming more sophisticated and include, but are not limited to, ransomware, credential stuffing, spear phishing, social engineering, use of deepfakes (i.e., highly realistic synthetic media generated by artificial intelligence) and other attempts to gain unauthorized access to data for purposes of extortion or other malfeasance. Our technologies, systems, networks and business partners may become the target of cybersecurity attacks or security breaches.

We have experienced attempted cybersecurity attacks, but have not suffered any material adverse impacts to our business and operations as a result of such unsuccessful attempts. We have implemented security measures that are designed to detect and protect against cyberattacks. No security measure is infallible. Despite these measures and any additional measures, we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and are vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, misdirected wire transfers including security breaches caused by human errors, and other adverse events. Our efforts to improve security and protect data may also identify previously undiscovered instances of security breaches or bad actors with present access to our systems.

Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage, compromise or disrupt our information or operational technology systems and networks, to steal or corrupt data, or otherwise disrupt our operations. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology and operational technology systems could have a material adverse effect on our business, results of operations, cash flow and financial condition, and may result in the loss of sensitive, confidential information or other assets, as well as litigation, including individual claims or class actions, regulatory enforcement actions, violation of privacy or securities laws and regulations, and remediation costs.

•Our operations face several industry risks and events which could cause damage or loss of a vessel, loss of life or environmental consequences that could harm our reputation and ongoing business operations.

Our vessels are exposed to a range of risks, including marine disasters, epidemic and pandemic diseases, piracy, environmental accidents, adverse weather conditions, mechanical failures, and geopolitical events like war and terrorism. Recent attacks in the Red Sea highlight potential consequences, including injury, property loss, and environmental damage. These events have the potential to disrupt cargo delivery, services, routine maintenance, inspections, and equipment management, leading to loss of hire, contract termination, governmental fines, and business restrictions. Additionally, our vessels could be requisitioned during national emergencies, exposing us to higher insurance premiums, potential coverage inadequacy, and uncertainties in claims settlements. Operating in regions designated as "war risk" zones could also increase insurance costs. Uninsured repair costs and the unpredictability of vessel repair cost could pose substantial financial challenges. Environmental incidents, including those from sandstorms, could lead to cleanup liabilities, penalties, and negative media coverage. All of these factors have the potential to materially impact our business, results of operations, cash flows, weaken our financial condition and negatively affect our ability to pay dividends.

~~•~~Technical operational risk, human operational errors and wear and tear of equipment may impact uptime and associated impact on financial performance of our FLNGs.

FLNGs are complex floating operation platforms dependent on multiple systems to work in parallel to obtain efficient operations. The various equipment onboard has different operational procedures and maintenance cycles. A breakdown of critical component(s) may adversely impact the overall performance of our FLNG operations, which may lead to economic impacts. Human operational errors, out of cycle maintenance of equipment, failure to routinely conduct maintenance, wear and tear and external impacts may negatively impact our operations and results of operations.

•We are subject to the economic, political, social and other conditions in the jurisdictions in which we operate.

Our main operations located in Cameroon, Senegal, Mauritania and Brazil are subject to various challenges arising from economic, political, social and other conditions and developments in these jurisdictions. Some of these countries have experienced political, security, and social economic instability in recent years and may experience instability in the future, including changes, sometimes frequent or marked, in energy policies or the personnel administering them, expropriation of property, cancellation or modification of contract rights, changes in laws and policies governing operations of foreign-based companies, unilateral renegotiation of contracts by governmental entities, redefinition of international boundaries or boundary disputes, foreign exchange restrictions or controls, currency fluctuations, royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which our operations are and will be conducted, as well as risks of loss due to acts of social unrest, terrorism, corruption and bribery. The governments in certain of these jurisdictions differ widely with respect to structure, constitution, political, economic and social stability and some countries lack mature legal and regulatory systems. As our operations depend on governmental approval and regulatory decisions, we may be adversely affected by changes in the political structure or government representatives in each of the countries in which we operate. In addition, these jurisdictions, particularly emerging countries, are subject to risk of contagion from the economic, political and social developments in other emerging countries and markets.

Furthermore, some of the regions in which we operate have been subject to significant levels of terrorist activity, social and political unrest, particularly in the shipping and maritime industries. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. In addition, the ongoing political instability in Ukraine and Middle East may impact our business. Tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in the Middle East, Southeast Asia, Africa or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

•Failure to comply with the FCPA, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, and contract terminations.

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

•Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels or a decrease in their estimated future cash flows during our recoverability assessment, we may incur a loss which will have a material adverse effect on our results of operations.

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

The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates, the cost of new build vessels and supply/demand for secondhand vessels. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges recognized in our consolidated financial statements could negatively affect our business, results of operations, financial condition or the trading price of our common shares and publicly listed debt.

•We will have to make additional contributions to our pension scheme because it is underfunded.

We have two defined benefit pension plans for certain of our current and former marine employees. Members do not contribute to the pension scheme plans and these pension schemes are closed to new entrants. As of December 31, 2023, one of the plans is underfunded by $25.2 million. The underfunded pension liability could change depending on market conditions, interest rate volatility and other key actuarial assumptions. We may need to increase our contributions in order to meet the scheme’s liabilities as they fall due, or, to reduce the deficit. Such contributions could have a material and adverse effect on our cash flows and financial condition.

•We are exposed to U.S. Dollar, Euro, Norwegian Krone, British Pound, Brazilian Real and other foreign currency fluctuations and devaluations that could harm our results of operations.

Our principal currency for our operations and financing is the U.S. Dollar. We generate most of our revenues in the U.S. Dollar. Apart from the U.S. Dollar, we incur operating and administrative expenses in multiple currencies. Due to a portion of our expenses being incurred in currencies other than the U.S. Dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. Dollar and but not limited to the Euro, the Norwegian Krone (“NOK”), the British Pound (“GBP”) and the Brazilian Real (“BRL”), which could affect our earnings. We may use financial derivatives to hedge some of our currency exposures. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results and cash flows.

•We are subject to the risks related to Macaw Energies' business which may not achieve anticipated profitability as expected or at all.

As of March 15, 2024, we have invested $18.2 million in Macaw Energies, our wholly owned subsidiary, focused on decarbonizing natural gas production through the monetization of flared gas. Macaw Energies has acquired ownership interests in MGAS Comercializadora de Gás Natural Ltda. (“MGAS”) and Logística e Distribuição de Gás S.A. (“LOGAS”). The value of our equity method investments are subject to a variety of risks, including, among others, the risks related to Macaw Energies’ business, such as the risks inherent in the compression of natural gas, risks associated to the effectiveness of Macaw Energies’ technology (flare to gas mobile kit or F2X), inability of Macaw Energies to identify new customers and enter into profitable contracts, inability of Macaw Energies to obtain sufficient financing for any new project it identifies, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

•Our equity method investments may not result in sufficient profitability to justify our investment, and could lead to future impairment.

As of December 31, 2023, we held investments in Avenir, Aqualung Carbon Capture AS (“Aqualung”), Egyptian Company for Gas Services S.A.E. (“ECGS”), MGAS and LOGAS. The value of our investments and the income generated from our investments are subject to a variety of risks, including, among others, the inability of our investments to identify and enter into appropriate projects, inability of our investments to obtain sufficient financing for any project it identifies, failure of our investments’ current projects, and other industry, regulatory, economic and political risks impacting our investments’ operations. These may result in future impairment of our equity method investments which may have a material adverse effect on our results of operations in the period that the impairment charges may be recognized.

Risks related to our industry

•Our results of operations and financial condition depend on demand for natural gas, LNG, FLNGs and LNG carriers.

Our results of operations and financial condition depend on continued global and regional demand for LNG, FLNGs and LNG carriers, which could be negatively affected by several factors, including but not limited to geopolitical unrest or war, such as the conflicts in Ukraine and the Israel-Gaza region, fluctuations in natural gas, crude oil and petroleum product prices, changes in the cost and availability of natural gas relative LNG, global oversupply or insufficiency of natural gas liquefaction or receiving capacity.

Other potential risks include technological advancements in land-based regasification and liquefaction systems, developments in alternative floating liquefaction technologies, increase in low-cost natural gas production, expansions of pipeline systems, adverse economic or political conditions in LNG-consuming regions, regulatory changes, incidents involving LNG carriers or facilities, tax or regulatory burdens affecting LNG production, a rise in the number of available FLNGs and LNG carriers, interest rate increases, financing challenges for FLNG projects, and obstacles in obtaining governmental approvals or community acceptance. Any decline in demand for LNG, liquefaction, or transportation, or constraints on LNG production capacity, could have a material adverse effect on prevailing tolling fees, charter rates or the market value of our vessels, which could have a material adverse effect on our results of operations and financial condition.

•Our operations are subject to extensive and changing laws, regulations, reporting requirements and social attitudes towards fossil fuel, may have an adverse effect on our business.

Our operations are affected by extensive and changing laws, regulations, reporting requirements and stakeholders’ social attitudes that could create greater reporting obligations and compliance requirements, including those related to environmental protection, handling, use, disposal, and generation of hazardous substances, occupational health and safety, and other matters. We or our customers may be required to obtain permits, licenses, or other authorizations to operate under such laws, which could be costly and time-consuming. Additionally, compliance with these laws, regulations, treaties, conventions, and other requirements, may increase our costs, limit our operations or access to new opportunities or have an adverse effect on our business. Failure to comply can result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

•ESG and sustainability considerations may adversely impact our operations and markets.

There is an increasing focus from regulators and stakeholders related to ESG matters. The regulations requirements and stakeholder expectations continue to evolve and criteria used to evaluate ESG practices and metrics may change rapidly at any time, which could result in increased expectations and may cause us to undertake costly initiatives to satisfy any new requirements. Non-compliance with these emerging regulations or a failure to address stakeholder and societal expectations may result in potential cost increases, litigation, fines, penalties, production and sales restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent, lower valuation and higher investor activism activities.

Further, adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also influence demand for our services and could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time. For example, 197 countries including Cameroon, Mauritania, Senegal, and the United States, have signed the United Nations-sponsored “Paris Agreement,” agreeing to limit their greenhouse gas (“GHG”) emissions through non-binding, individually determined reduction goals every five years after 2020. Further, in 2023 countries gathered at the 28th Conference of the Parties on the UN Framework Convention on Climate Change (“COP28”), where they entered into an agreement to transition away from fossil fuels in energy systems and increase renewable energy capacity, though no timeline for doing so was set. While non-binding, the agreements coming out of COP28 could result in increased pressure among financial institutions and various stakeholders to reduce or otherwise impose more stringent limitations on funding for and increase potential opposition to the production and use of fossil fuels.

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

In addition, the European Union’s CSRD that became effective in January 2023 significantly expands mandatory sustainability reporting in accordance with European Sustainability Reporting Standards (“ESRS”), for U.S. companies with operations in the EU. While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still evolving and uncertain, and may impose increased costs on us related to complying with our reporting obligations and increase risks of non-compliance with ESRS and the CSRD. We are closely monitoring the rules and regulations related to CSRD and anticipate to fall under the CSRD's scope from 2025, with the initial reporting expected in 2026. Additionally, the Commission released its final rule on climate-related disclosures on March 6, 2024, requiring the disclosure of certain climate-related risks and financial impacts, as well as GHG emissions. Large accelerated filers such as us, will be required to incorporate the applicable climate-related disclosures into their filings beginning in fiscal year 2025, with additional requirements relating to the disclosure of Scope 1 and 2 GHG emissions, if material, and attestation reports for certain large accelerated filers subsequently phasing in. While we are still assessing our obligations under the rule, complying with such obligations may result in increased costs.

Risks related to our common shares

•The declaration and payment of dividends or repurchases of our own shares are at the discretion of our board of directors.

The declaration and payment of dividends to holders of our common shares or the repurchase of shares from holders of our common shares will be at the discretion of our board of directors in accordance with applicable law. In determining whether to declare and pay a dividend, or to repurchase our shares, our board of directors will take into account various factors, including actual results of operations, liquidity and financial condition, net cash provided by operating activities, restrictions imposed by applicable law and our debt agreements, our taxable income, our operating expenses, the share price, and other factors our board of directors deem relevant. There can be no assurance that we will resume the payment of dividends in amounts or on a basis consistent with prior distributions, if at all, or approve new share repurchase programs, or pursue share repurchases, even if such a program has been approved. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject.

•Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline and could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since they began trading on the NASDAQ Global Select Market (“Nasdaq”). We cannot assure that an active and liquid public market for our common shares will continue.

The market price of our common shares may experience extreme volatility in response to many factors, including factors that may be unrelated to our operating performance or prospects such as actual or anticipated fluctuations in our quarterly or annual results and those of other public companies in our industry, the suspension of our dividend payments, mergers and strategic alliances within our industry, market conditions in the natural gas and LNG industry, developments in our FLNG investments, shortfalls in our results of operations from levels forecast by securities analysts, announcements concerning us or our competitors, business interruptions, the general state of the securities market, and other factors, many of which are beyond our control.

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

•Because we are a Bermuda exempted company, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of a U.S. company.

Because we are a Bermuda exempted company, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws (our “Memorandum of Association and Bye-laws”). The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the discharge and indemnification of directors and shareholder lawsuits.

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

It’s also worth noting that, under Bermuda law, our directors and officers are required to disclose to our board any material interests they have in any material contract entered into by our company or any of its subsidiaries with third parties. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with our company or any of its subsidiaries. A director who has disclosed his or her interests in accordance with Bermuda law may participate in any meeting of our board and may vote on the approval of a material contract, notwithstanding that he or she has a material interest.

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

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. The Council periodically reviews and updates the list of “non-cooperative jurisdictions”. On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, the European Union (“E.U.”) placed Bermuda and the Republic of the Marshall Islands, among others, on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. It was announced by the Council on May 17, 2019 and on October 10, 2019 that Bermuda and the Marshall Islands, respectively, had been removed from the list of non-cooperative jurisdictions, but the Marshall Islands was reinstated to the list of “non-cooperative jurisdictions” for tax purposes on February 14, 2023 owing to concerns that this jurisdiction, which has a zero or only nominal rate of corporate income tax, is attracting profits without real economic activity (in particular, the Marshall Islands were found to be lacking in the enforcement of economic substance requirements). On October 17, 2023, the Marshall Islands was removed from the list of non-cooperative jurisdictions because it had made significant progress in enforcement of economic substance requirements. The E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, controlled foreign company rules, non-deductibility of costs incurred in a listed jurisdiction, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

If we fail to comply with our obligations under this legislation, as it may be amended from time to time, or any similar or supplemental law applicable to us in these or any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be removed from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, results of operations and financial condition.

•A change in tax laws in any country in which we operate could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, in any country in which we or any of our subsidiaries operates, or in which we or any of our subsidiaries is organized, could result in us incurring a materially higher tax expense or having a higher effective tax rate on our earnings. Any such changes in the applicable tax laws, treaties and regulations could adversely affect our business, results of operations and financial condition.

Further, the Organization for Economic Co-Operation and Development has adopted a set of international tax model rules known as the “Pillar Two” framework, a central component of which is the imposition of a global minimum corporate tax rate of 15%. Certain countries in which we or any of our subsidiaries operates, or in which we or any of our subsidiaries is organized, have enacted legislation implementing, and other countries are in the process of introducing legislation to implement, the Pillar Two minimum tax directive. In general, the Pillar Two minimum tax directive applies to entities that are members of a multinational group that has annual revenue of €750 million (approximately $828 million as of December 31, 2023) or more in the consolidated financial statements of their ultimate parent in at least two of the four fiscal years immediately preceding the fiscal year in which the test is applied.

Although we cannot predict with any certainty when we will reach the applicable revenue threshold for the application of the Pillar Two rules (or the corresponding legislation enacted in any particular country) to us, we do not expect to reach such threshold in the current year. To the extent we reach the Pillar Two applicable revenue threshold in the future, the Pillar Two rules could increase tax compliance complexity and uncertainty and result in additional administrative costs and income tax liabilities in those taxing jurisdictions that have implemented the Pillar Two minimum tax directive, including Bermuda.

•We could be treated as or become a PFIC, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income during the taxable year consists of “passive income” or (ii) at least 50% of the average value of the corporation’s assets during such taxable year produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents derived other than in the active conduct of a rental business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

To date, we and our subsidiaries have derived most of our income from the LTA of FLNG Hilli, as well as time and voyage charters for our legacy shipping operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusion, including pronouncements by the United States Internal Revenue Service (“U.S. IRS”) concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes. The U.S. IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

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

Under the PFIC rules, unless those shareholders make a certain U.S. federal income tax election (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please see the section of this annual report entitled “Taxation” under “Item 10. Additional Information - E. Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

•We may have to pay tax on certain U.S. source income, which would have a negative effect on our business and reduce cash available for distribution.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. (“U.S. Source International Transportation Income”) may be subject to a 4% U.S. federal income tax imposed without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code (the “Section 883 Exemption”).

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

In general, if we and/or our subsidiaries are not eligible for the Section 883 Exemption for any taxable year, we or our subsidiaries could be subject to an effective 4% U.S. federal income tax on our U.S. Source International Transportation Income in such taxable year. The imposition of this tax would have a negative effect on our business and reduce the cash available for distribution to our shareholders. Please see “Item 10. Additional Information - E. Taxation” for a more comprehensive discussion of the Section 883 Exemption.

•The recent enactment of a corporate income tax in Bermuda could adversely affect us.

Prior to 2023, there was no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”) under which, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax on Bermuda organized entities and businesses that are constituent parts of multinational groups with annual revenue of at least €750 million (approximately $828 million as of December 31, 2023) for two out of the last four fiscal years. While we had previously obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares or other obligations, the CIT Act specifically provides that it applies notwithstanding any assurance given pursuant to the EUTP Act. Based on a number of operational, economic and regulatory assumptions with respect to the current year, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in 2025. To the extent our revenue is sufficient for us to be within the CIT Act thresholds in the future, the resulting tax liability could adversely affect our business, results of operations and financial condition.

ITEM 4.  INFORMATION ON THE COMPANY

A.      History and Development of the Company

Overview

Our operations have evolved from LNG shipping, floating regasification and combined cycle gas fired power plant to focus on floating liquefaction operations. We design, convert, own and operate marine infrastructure for the liquefaction of natural gas and the regasification, storage and offloading of LNG. We believe that natural gas has a critical role to play in providing cleaner energy for many years to come. Our pioneering infrastructure solutions provide safe, competitive and sustainable ways of liquefying, transporting and turning gas into energy across the world. Our mission is to be recognized as an organization with an outstanding reputation for safe, reliable and cost-effective operations; to employ and develop talented people who can see the impact of what they do; to develop a portfolio of new FLNG infrastructure opportunities and convert the best opportunities into world class projects; and to be a great business partner, where combining skills and resources make a big difference.

Timeline of our business from 2016 onwards:

Over the course of 2021, 2022 and 2023, we divested our investments in Golar Partners, Hygo and our legacy LNG carrier and FSRU asset portfolio, delivering on our objectives to simplify and focus our business, crystallize underlying value and de-lever our balance sheet:
•Golar Partners and Hygo: In 2021, we completed the disposals of our investments in Golar Partners and Hygo to NFE for net consideration of $876.3 million and a gain on disposal of $574.9 million;
•CoolCo and Golar Tundra: In 2022, we completed the disposals of most of our LNG carriers (namely the Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Kelvin and Golar Ice) and our FSRU, the Golar Tundra, for net consideration of $697.8 million and a gain on disposal of $113.2 million;
•NFE listed equity securities: In 2022, we sold 13.3 million of our Class A NFE common shares (“NFE Shares”) at a price ranging from $40.80 to $58.29 per share for aggregate consideration of $625.6 million. In 2023, we sold 1.2 million of our NFE Shares at a price ranging from $36.90 to $40.38 per share for aggregate consideration of $45.6 million. In 2023, we also completed the reacquisition of NFE’s common units in Golar Hilli LLC (“Hilli LLC”) in exchange for our remaining 4.1 million NFE Shares and $100.0 million of cash as well as retrospective distribution rights to January 1, 2023 attributed to these common units resulting in a loss on disposal of $251.2 million;
•CoolCo shares: In 2022, we sold 8.0 million of our CoolCo shares for NOK 130/$12.16 per share for net consideration of $97.9 million. In 2023, we sold our remaining 4.5 million CoolCo shares for NOK 130/$12.60 per share for net consideration of $56.1 million and a gain on disposal of $0.8 million; and
•Gandria: In 2023, we completed the disposal of our LNG carrier, Gandria, for net consideration of $15.2 million and a loss on disposal of $0.5 million.

The proceeds received from these divestments provided significant balance sheet flexibility with focus on maximizing shareholder returns through development of attractive new FLNG growth opportunities, we expect the first of which to involve conversion of the LNG carrier Fuji LNG into our first Mark II.

We are listed on Nasdaq under the ticker “GLNG”. We are incorporated under the name Golar LNG Limited as an exempted company under the Bermuda Companies Act of 1981 in the Islands of Bermuda on May 10, 2001, and our registered office is at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. Our telephone number at that address is +(1) 441 295 4705. Our principal administrative office is located at 6th Floor, The Zig Zag, 70 Victoria Street, London, SW1E 6SQ, United Kingdom and our telephone number at that address is +44 207 063 7900. The Commission maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the Commission and this can be obtained from the Commission’s website at (http://www.sec.gov) or from the “SEC filings” tab in the “Investor Relations” section of our website (www.golarlng.com). Information contained on our website does not constitute part of this annual report.

B.      Business Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, quick and low-cost delivering solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

FLNG projects are a solution for stranded gas reserves (such as lean gas sourced from offshore fields) for which geographical, technical and economic limitations restrict the ability to convert these gas reserves into LNG. Our standardized FLNG units can be redeployed to new opportunities after producing a field and offer a viable economic alternative to the traditional giant land-based projects. Our liquefaction solution and quick execution model place liquefaction technology onboard an existing LNG carrier into a fully commissioned FLNG. We are currently the only company able to deliver FLNG as a service to gas resource owners.

The FLNG industry is in the early stages of development, and we do not currently face significant competition from other providers of FLNG services. There are currently eight FLNGs on the water, including our two that provide liquefaction as a service (FLNG Hilli and FLNG Gimi), five FLNGs being used to liquefy the resource holder’s own gas and one being used to liquefy gas to service its downstream portfolio. We anticipate that other companies will enter the FLNG industry at some point in the future, resulting in greater competition.

As of March 15, 2024, our fleet is comprised of two LNG carriers (the Golar Arctic, which is currently operational, and the Fuji LNG, which is a conversion candidate) and two FLNGs (FLNG Hilli and the FLNG Gimi).

We operate in three distinct reportable segments: FLNG, Corporate and other and Shipping. Refer to “Item 5. Operating and Financial Review and Prospects” for further discussion on the respective performance of our reportable segments.

As of March 15, 2024, an overview of our assets and key investments is as follows:

Vessel Name	Year of Delivery from Shipyard	Capacity (Cubic Meters)	Flag	Type	Ownership	Counterparty	Current Contract Expiration
FLNG Hilli	2017	125,000	Marshall Islands	FLNG Moss	94.6% of the common units 89.1% of each of the Series A and Series B units	Perenco/SNH	July 2026
FLNG Gimi	2023	125,000	Marshall Islands	FLNG Moss	70%	BP	20 years from COD
Fuji LNG	2004	148,000	Malta	Moss	100%	Conversion candidate	Not applicable
Golar Arctic	2003	140,000	Marshall Islands	LNG carrier Membrane	100%	Spot and short-term market	Not applicable

FLNG Hilli

The FLNG Hilli conversion was completed in the shipyard in 2017, and commenced operations following her successful commissioning in July 2018. Pursuant to the LTA, FLNG Hilli's contracted liquefaction capacity is 1.2 million tonnes per annum (“mtpa”). In 2021, we entered into the third amendment to the LTA (“LTA Amendment 3”) with the Customer, which included a 0.2 mtpa capacity increase for the 2022 contract year, and an option to use additional capacity of up to 0.4 mtpa for the 2023 contract year through to the end of the LTA term (of which the Customer opted to use 0.2 mtpa), resulting in an increase in the utilization of FLNG Hilli to 1.4 million tonnes per annum from January 2022 to the end of the LTA in July 2026.

As of March 15, 2024, FLNG Hilli has offloaded a total of 109 LNG cargoes and produced around 7.6 million tonnes of LNG since the start of operations.

FLNG Gimi

In 2019, Gimi MS Corporation (“Gimi MS”) and our subsidiary Golar MS Operator S.A.R.L entered into the LOA (which was subsequently amended and restated in 2021) in connection with the employment of the FLNG Gimi as part of the first phase of BP’s GTA Project situated off the coast of Mauritania and Senegal. FLNG Gimi is designed to produce approximately 2.7 mtpa, with the total gas resources in the field estimated to be around 15 trillion cubic feet.

The LOA provides for the construction and conversion of the Gimi to a FLNG, transit, mooring and connection to BP’s project infrastructure, commissioning with BP’s upstream facilities including its FPSO, completing specified acceptance tests, followed by COD. Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of twenty years. The total FLNG Gimi conversion cost including financing costs is approximately $1.7 billion, of which $700.0 million is funded by the Gimi debt facility.

In November 2023, FLNG Gimi sailed away from Singapore’s Seatrium shipyard and arrived at the GTA field offshore Mauritania and Senegal on January 10, 2024 and was subsequently escorted into her 20-year GTA hub location by BP. The FLNG Gimi is awaiting connection to the feed gas pipeline and start of commissioning activities. First gas is expected in Q3 2024, subject to final completion of upstream activities and installation of the FPSO, as advised by BP. The commissioning period is expected to be approximately six months, with anticipated COD thereafter. Pre-COD, we expect contractual cash flows to be deferred on the balance sheet. COD triggers the start of the 20-year LOA term that unlocks the equivalent of around $3 billion of Adjusted EBITDA backlog to Golar and recognition of the contractual day rate comprised of capital and operating elements.

Pre-commissioning contractual cash flows under the LOA commenced in March 2023 and resulted in a payment of liquidated damages to BP. Following FLNG Gimi’s arrival at the GTA hub offshore Mauritania and Senegal on January 10, 2024, we are of the view that under the terms of the LOA, from this date pre-commissioning contractual liquidated damages due to BP should cease. A LOA contract interpretation disputes regarding this and certain other contractual prepayments exist and we have initiated the dispute resolution process as prescribed by the LOA in respect of these. As of March 15, 2024, the dispute remains unresolved, and we are in continued discussions with BP to identify alternative contractual arrangements to replace parts of the existing pre-COD contractual arrangements, including parts of the disputed contract mechanisms. There is no guarantee that we can reach alignment around a potential alternative contractual and commercial arrangement.
Future FLNG Projects

We actively work to develop FLNG projects around the globe. Our FLNG projects under development broadly fall into one of three commercial categories: (i) tolling, (ii) gas sale and purchase (“GSA”) and (iii) integrated projects. Tolling projects are our core business today, with both FLNG Hilli and FLNG Gimi under long term charter agreements where we are a FLNG service provider. In the case of FLNG Hilli, a key part of our unique value proposition to potential tolling is to trade fixed toll for exposure to the price of an underlying commodity, such as LNG or oil reference indices. GSA projects would typically not require the deployment of capital directly into an upstream oil and gas development but increases our commodity exposure, as we would be a purchaser of natural gas and a seller of LNG. Integrated projects combine upstream and FLNG infrastructure for joint delivery of a future FLNG project. Development of any major FLNG project involves multiple stakeholders, including but not limited to, resource owners, national and international energy companies, governments, contractors, technology providers, regulators, and various international organizations and the speed of development of any future FLNG project is not always directly within our control.

We have developed three FLNG designs, as follows:

Mark I
The FLNG Hilli and FLNG Gimi are both Mark I FLNGs. Mark I has a nameplate capacity of up to 2.7 mtpa and is based on the conversion of a Moss-type LNG carrier. Sponsons that create the necessary deck space to house the liquefaction and gas processing topside equipment must first be built and added to either side of the LNG carrier before the topside equipment can be installed. In normal circumstances, conversion, delivery and commissioning of the FLNG takes around four years. To date, we have been successful in executing our Mark I program together with our contractors, Seatrium (formerly Keppel Shipyard) and Black & Veatch, we delivered the FLNG Hilli and completed the conversion of FLNG Gimi.

Mark II
This FLNG design has a nameplate capacity of up to 3.5 mtpa and is also based on the conversion of a Moss-type LNG carrier. The Mark II design involves the construction of a new mid-ship section containing the liquefaction equipment that can be inserted between the two sections of the carrier that has been ‘cut in half’. The higher maximum nameplate capacity is possible because the mid-ship addition also allows for a more efficient configuration of the liquefaction equipment. This modularized approach to the conversion reduces the time required for conversion, delivery and commissioning of the Mark II design compared to our other two FLNG designs. This approach also increases the number of shipyards and fabricators that are capable of executing the conversion. This competition between contractors can reduce the construction cost per ton of capacity delivered, increase the number of yard slots available and helps us secure more attractive payment terms, financing solutions and other benefits. The Fuji LNG has been earmarked as the donor vessel for our first Mark II design FLNG. In 2022, our board of directors approved up to $406.0 million of capital expenditure, inclusive of the donor vessel for a future Mark II conversion. As of March 15, 2024, we have spent $252.3 million of capital expenditures which includes engineering services, multiple long lead items and the acquisition price of the Fuji LNG carrier.

As of March 15, 2024, we have executed a framework agreement with a potential customer for a long-term opportunity that could utilize either Mark II or FLNG Hilli at the end of her current charter. We are also progressing discussions for additional FLNG charter opportunities with 12 to 20 year contract durations, towards mutually acceptable terms with gas resource owners and other FLNG project stakeholders.

Mark III
Targeting large field developments and representing a competitive alternative to land-based LNG projects, this FLNG design has a larger nameplate capacity of up to 5.0 mtpa, more storage than the Mark I or Mark II designs, and is a newbuild hull that does not involve the conversion of an existing Moss-type LNG carrier. We expect construction, delivery and commissioning of a Mark III FLNG to take around four years.
Our key investments
Our key investments include our interests in Avenir and Macaw Energies, which are discussed further below.

Avenir

Avenir is a joint investment, in which we hold a 23.5% interest, with Stolt-Nielsen Ltd (an entity affiliated with our director Niels Stolt-Nielsen) and Höegh LNG Holdings Limited, for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded gas demand and the development of LNG bunkering services and supply to the transportation sector. Avenir currently has five small-scale LNG carriers and an LNG terminal and distribution facility in the Italian port of Oristano, Sardinia.

Macaw Energies

Macaw Energies, our wholly owned subsidiary, is focused on environmental innovation with its land-based small-scale pilot flare to LNG (or “F2X”) technology. This pioneering solution which is in a pilot testing phase, captures flare gas, a prevalent byproduct of oil and gas operations, and converts it into LIQUIDFLARE®, offering a sustainable, low-carbon alternative to traditional fuels. The F2X technology adopts circular economy principles by repurposing waste into a valuable energy resource, significantly cutting GHG emissions.

Substantial progress has been made with the design, manufacturing, and assembly of the first F2X unit at Macaw Energies’ Houston, Texas facility. This technology is uniquely engineered to be cost-effective, scalable, and adaptable to various flare gas compositions. Its scalability allows for customization to specific site needs, from capturing as low as 0.5 million standard cubic feet per day (“mmscfd”) of flare gas to handling over 30 mmscfd flare volumes by stacking units for larger operations.

A third-party GHG assessment conducted by Suez Consulting validates F2X technology’s potential to significantly reduce the carbon footprint of oil and gas operations. The assessment demonstrates that integrating F2X can lead to a 55% reduction in CO2 emissions, preventing the release of roughly 21,000 tonnes of CO2 annually from a single unit. During 2024, Macaw Energies plans to deploy the F2X solution in the state of Texas in the USA and initiate a global scale-up to amplify its decarbonization impact, with a vision extending to leveraging F2X for methane venting, stranded gases and biogases, enhancing efficiency, and promoting broader adoption across the industry.

We have also acquired ownership interests in Brazilian gas trading and gas transportation infrastructure companies, as an operational platform for small-scale LNG market growth in South America.

As of March 15, 2024, we have spent $18.2 million of capital expenditures in relation to Macaw Energies which includes engineering services and long lead items.

Seasonality

Historically, LNG trade, and therefore commodity prices and charter rates, increased in the winter months and eased in the summer months, as demand for LNG for heating in the Northern Hemisphere increased in colder weather and declined in warmer weather. There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets or reduced availability of hydro power in others and a pronounced higher seasonal demand during the winter months for heating in other markets. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Vessel Maintenance

Safety is our top operational priority. Our vessels are operated in a manner intended to protect the health and safety of our employees, the general public and the environment. We carry out inspections of our vessels on a regular basis which result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

We also actively work to manage the risks inherent in our business and are committed to preventing incidents that may compromise safety, such as fires, environmental spills or any harm to people. Additionally, we are committed to minimizing emissions and waste and have established key performance indicators to facilitate regular monitoring of operational performance, including lost time injury frequency monitoring, total recordable case frequency reporting, carbon dioxide, sulfur oxide (“SOx”), nitrogen oxide, methane and particulate matter emissions, total waste disposed of, spills, and crew retention rates, amongst others. We set targets to drive continuous improvement, and regularly review performance indicators to determine if remedial action is necessary to reach our targets.

Our operations utilize a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership to emergency response organizations. Golar Management AS renewed its ISO 9001 certification for a quality management system, ISO 14001 certification for an environmental management system and ISO 45001 certification for an occupational health and safety management system and is certified in accordance with the IMO’s International Safety Management (“ISM”), on a fully integrated basis. The ISO 27001 certification for Golar Management AS’s IT Department, was also renewed.

All our vessels are currently “in class”. The FLNG Hilli and FLNG Gimi are certified by Det Norske Veritas, the Golar Arctic is certified by the American Bureau of Shipping and the Fuji LNG is certified by Class NK. These class certificates are renewed every five years.

The commercial and technical management of our LNG carriers and our contractual vessel management obligations have been outsourced to third-party ship managers. Outsourcing this non-core aspect of our operations affords operational and cost efficiency and provides appropriate access to supporting administrative functions.

Risk of Loss and Insurance

The operation of any vessel, including FLNGs and LNG carriers has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities or pandemics. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We have obtained:

•property damage (also known as hull and machinery) insurance on all of our vessels to protect us against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible in the event of a claim. We have also obtained additional total loss coverage for each vessel. This provides us additional coverage in the event of the total loss of a vessel;

•business interruption insurance to protect us against loss of income in the event one of our vessels cannot be employed due to property damage that is covered under the terms of the insurance. Under our business interruption policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of eligible damage. The maximum coverage varies from 120 days to 360 days, depending on the vessel. The number of deductible days varies from 30 days to 90 days, depending on the vessel; and

•protection and indemnity insurance, which covers our third-party legal liabilities in connection with our vessel activities, is provided by mutual protection and indemnity associations (“P&I clubs”). This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

The current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The twelve P&I clubs that comprise the International Group of Protection and Indemnity Clubs (the “International Group”) insure approximately 90% of the global commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $8.9 billion per accident or occurrence. We are a member of Gard and Skuld P&I clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group.

We have also obtained ship manager’s liability insurance to protect us against contractual liabilities with one of our customers.

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

Environmental and Other Regulations

General

Our operations are subject to various international treaties and conventions and to the applicable local national and subnational laws and regulations of the countries in which our vessels operate or are registered. Such laws and regulations cover a variety of topics, including but not limited to air, oil and water pollution, waste and hazardous material management, protection of natural resources, biodiversity conservation and protection of worker health and safety, which may require us to obtain governmental permits and authorizations before we may conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical licenses could result in sanctions including suspension and/or freezing of our operations and responsibility for all damages arising from any violation.

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations. Similar or more stringent laws may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

•Environmental regulations in Cameroon

Our operation in Cameroon is governed by the Ministry of Environment, Nature Protection and Sustainable Development, which, among other things, administers the National Environmental Management Plan, requires environmental impact assessments for any development which may endanger the environment, and regulates pollution to the air, water, and other biological resources, including maritime activities. Cameroon is a signatory to international agreements regarding climate change and greenhouse gases including the Paris Agreement and the UN Framework Convention on Climate Change (“UNFCCC”).

•Environmental regulations in Mauritania and Senegal

Our operation in Mauritania and Senegal is governed by various government bodies, primarily the Ministry of Environment and Sustainable Development in Mauritania and Senegal and the Department of Environment and Classified Establishments in Senegal. Mauritania and Senegal have also entered into several international conventions, protocols and bilateral agreements which establish environmental quality standards for waste management, including discharge of chemicals to the marine environment. Mauritania and Senegal are also signatories to the Paris Agreement and the UNFCCC.

Separately, the United Nations Economic Commission for Europe, in cooperation with the United Nations Economic Commission for Africa, is undertaking a review of Mauritania under its Environmental Performance Program. The results of this review and any actions taken in response to its findings cannot be predicted at this time.

•Environmental regulations in Brazil

Our operations in Brazil are governed by various environmental laws and regulations, including the Brazilian Institute for the Environment and Renewable Natural Resources, the National Environmental Council, and state environmental agencies. These agencies regulate environmental licensing for activities that could cause significant environmental impact, water use permitting, and quality standards for air, water, and soil. Brazil is also a signatory to the Paris Agreement and the UNFCCC.

•U.S. and International Maritime Regulations of LNG carriers

Our activities in the shipping industry are governed by international regulations set forth by the International Maritime Organization (“IMO”). Compliance with key regulations such as the International Safety Management Code, International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (IGC Code”), and amendments to the International Convention for the Safety of Life at Sea and the International Ship and Port Facility Security Code is imperative. Additionally, the IMO’s Marine Pollution standards, comprising six annexes including its amendments, impose environmental regulations on aspects like limits on sulfur and nitrogen oxide emissions, oil spills, harmful substances, sewage, and garbage management. While new emission control measures may arise, our vessels are powered by means other than heavy fuel oil and are not anticipated to incur significant operational costs. However, the evolving nature of IMO regulations poses uncertainties, and non-compliance may result in increased liability, penalties, insurance coverage reductions, or port access issues.

In U.S. waters, we are subject to various federal, state, and local laws and regulations relating to the protection of the environment, including the Oil Pollution Act, Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, and the Clean Air Act. In some cases, these laws and regulations require governmental permits and authorizations before conducting certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties.

Sustainability reporting

We have published our annual Environmental, Social and Governance (“ESG”) Report on our website commencing in 2020.

However, the European Union’s CSRD, implemented in January 2023, significantly expands mandatory sustainability reporting for U.S. companies with operations in the EU. We expect to fall under the CSRD’s scope commencing in 2025, with initial reporting expected in 2026, subject to criteria, received advice, and certain assumptions about future events. The Commission released its final rule on climate-related disclosures on March 6, 2024, requiring the disclosure of certain climate-related risks and financial impacts, as well as GHG emissions. Large accelerated filers will be required to incorporate the applicable climate-related disclosures into their filings beginning in fiscal year 2025, with additional requirements relating to the disclosure of Scope 1 and 2 GHG emissions, if material, and attestation reports for certain large accelerated filers subsequently phasing in.

C.      Organizational Structure

For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report and note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us except for Hilli LLC, Hilli Corp and Gimi MS.

D.      Property, Plant and Equipment

For information on our fleet, please see the section of “Item 4 - B. Business Overview”.

We do not own any interest in real estate. As of December 31, 2023, we lease the following office spaces: 10,700 square feet in London, England; 27,100 square feet in Oslo, Norway; 2,500 square feet in Hamilton, Bermuda; 2,100 square feet in Douala, Cameroon; and 415 square feet in Nouakchott, Mauritania.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the sections of this Annual Report entitled “Item 4. Information on the Company” and our consolidated financial statements included herein. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. You should also review the section of this Annual Report entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information - D. Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by certain forward-looking statements.

Significant Developments since January 1, 2024

Financing

•Dividends

In February 2024, we declared a dividend of $0.25 per share in respect of the three months ended December 31, 2023 to shareholders of record on March 12, 2024, which was paid on March 20, 2024.

FLNG business development

•Delivery of Fuji LNG

In March 2024, we completed the acquisition of the Fuji LNG, a donor vessel for a prospective Mark II project, for a total consideration of $77.5 million.

•Gimi LOA Dispute

As of the date of this report, we are in continued discussions with BP to identify alternative contractual arrangements to replace parts of the existing pre-COD contractual arrangements, including parts of the disputed contract mechanisms. There is no guarantee that we can reach alignment around a potential alternative contractual and commercial arrangement.

Factors Affecting Our Future Results of Operations and Financial Condition

Our historical results of operations may not be indicative of our future results of operations which may be principally affected for the following reasons:

•Timely completion of the FLNG Gimi commissioning and acceptance. The commissioning of a FLNG requires highly specialized contractors and is subject to risk of delay or other factors outside our control such as labor shortages, supply chain disruptions or timing of various project infrastructure delivery to site. Further, we are required to meet certain obligations under the GTA Project, including the delivery schedules and performance specifications. In the event the contractors, the customer or us are unable to perform under the terms of the respective construction agreements or the LOA, it may adversely impact our results of operations, our future cash flows owing to delays in unlocking our Adjusted EBITDA backlog, breach certain bank covenants which will obligate us to repay the outstanding debt principal and associated interest and penalties and harm our reputation as a FLNG company.

•Resolution of the on-going Gimi LOA contract interpretation dispute and continued discussions to amend certain contractual arrangements. The resolution of the on-going LOA contract interpretation dispute and our continuing discussions with BP regarding existing contract amendments is subject to our reaching alignment around a potential alternative contractual and commercial amendment. In the event that we are unable to reach a mutual resolution, we may incur significant costs (including legal costs and fees) and we may not be entitled to receive amounts of pre-COD contractual cash flows that we believe we are entitled to receive, which could adversely affect our results of operation, financial condition and cash flows.

•Utilization of FLNG Hilli and her future redeployment. In the event FLNG Hilli is unable to meet her contracted capacity in a given year or if we fail to secure a new contract once her current contract ends in July 2026, our earnings and cash flows will be adversely affected.

•Conversion and deployment of Mark II. We have entered into agreements for engineering services and materials and purchased a LNG carrier for a future conversion to our Mark II design without a commercial contract or project in place. Should the future deployment opportunities require additional bespoke specifications, we may incur significant unplanned project costs which could adversely affect our cash flows and the timeliness of our ability to realize the full potential of this asset and maximize returns of our investment.

•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments, which includes oil and gas derivatives, commodity swaps and interest rate swaps, are included in our net income. These changes may fluctuate significantly as interest rates, foreign exchange rates and the price of commodities fluctuate.

•Risk of breach of certain debt covenants. Our loan agreements and lease financing arrangements require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current portion of long-term debt), minimum levels of stockholders’ equity and maximum loan amounts to value. If certain covenants are breached, we may be required to make further principal repayments ahead of our loan maturity, which would reduce our available cash.

•Our long-lived assets' net book value may be impaired. Our vessels, including asset under development, are reviewed for impairment whenever events or changes in circumstances, may indicate that the carrying amount may not be recoverable. In assessing the recoverability of our long-lived assets’ carrying amounts, we make assumptions regarding estimated undiscounted future cash flows, the vessels’ economic useful life and estimates in respect of residual or scrap value. In the case of asset under development, we make assumptions regarding future returns from the project. If the market value of our vessels declines or the forecast returns of our asset under development deteriorates, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations and financial condition.

•The ongoing conflicts between Russia and Ukraine and Israel and Hamas and recent attacks on vessels in the Red Sea could have material adverse effects on our business, results of operations, or financial condition. The ongoing conflict between Russia and Ukraine and Israel and Hamas and recent attacks on vessels in the Red Sea, in addition to the sanctions imposed by the U.S. and several European and world leaders, may adversely impact our business, given Russia's and Qatar’s roles as a major global exporters of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions. While much uncertainty remains regarding the global impact of the ongoing conflicts, it is possible that the hostilities could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by these events, which could adversely affect our operations and financial condition.

Please see the section of this Annual Report entitled “Item 3. Key Information - D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms

We use a variety of financial and operational terms when analyzing our performance. These include but are not limited to the following:

Liquefaction services revenue. For the FLNG Hilli LTA, we consider the provision of liquefaction services capacity as a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Overproduction and underutilization arrangements in the LTA are variable consideration, estimated using the expected value method and recognized using the output method to the extent it is probable that a significant reversal will not occur.

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

Adjusted EBITDA. Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income/(loss) before net income/(loss) from discontinued operations, net (losses)/income from equity method investments, income taxes, other financial items net, net (losses)/gains on derivative instruments, interest expense, net, interest income, other non-operating income/(losses), realized and unrealized mark-to-market (losses)/gains on our investment in listed equity securities, unrealized movements on the oil and gas derivative instruments, impairment of long-lived assets and depreciation and amortization. Adjusted EBITDA is a financial measure used by management and investors to assess our total financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing the comparability of our total performance from period to period against the performance of other companies. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP. See the section of this Item 5 entitled “A. Operating Results” included herein for a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure.

Adjusted EBITDA backlog. Adjusted EBITDA backlog is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

A.      Operating Results

Reconciliations of the 2023 and 2022 consolidated net (loss)/income to Adjusted EBITDA are as follows:

	December 31,
(in thousands of $)	2023	2022
Net (loss)/income	(2,850)	939,057
Income tax expense/(benefit)	1,870	(438)
(Loss)/income before income taxes	(980)	938,619
Depreciation and amortization	50,294	51,712
Impairment of long-term assets	5,021	76,155
Unrealized loss/(gain) on oil and gas derivative instruments, net	284,658	(288,977)
Realized and unrealized mark-to-market losses/(gains) on our investment in listed equity securities	62,308	(400,966)
Other non-operating income, net	(9,823)	(11,916)
Interest income	(46,061)	(12,225)
Interest expense, net	—	19,286
Losses/(gains) on derivative instruments, net	7,227	(71,497)
Other financial items, net	900	5,380
Net loss/(income) from equity method investments (1)	2,520	(19,041)
Net (income)/loss from discontinued operations (2)	(293)	76,450
Adjusted EBITDA	355,771	362,980
(1) Please refer to the individual reportable segments below for discussions on net (loss)/income from equity method investments.
(2) See note 6 “Segment information” and note 14 “Assets and liabilities held for sale and discontinued operations” of the consolidated financial statements included herein for additional information on our segments and discontinued operations.

Discussed below are the financial statement line items of our consolidated results of operations for the years ended December 31, 2023 and 2022 that are not covered by the segmental analysis presented later in this section:

Depreciation and amortization: Depreciation and amortization decreased by $1.4 million in 2023 compared to 2022. This is primarily due to a decrease in depreciation charge in Golar Arctic for the year ended December 31, 2023 compared to 2022 as a result of a $76.2 million impairment charge on Golar Arctic in May 2022.

Impairment of long-lived assets: The impairment charge of $5.0 million in 2023 is associated with our LNG carrier, Gandria. In May 2023, we entered into the Gandria SPA with Last Voyage, DMCC for the sale and recycling of the Gandria, which completed in November 2023, for net consideration of $15.2 million. The transaction triggered an immediate impairment test as the carrying value of the vessel was higher than the fair value less costs to sell, consequently, an impairment charge was recognized at the measurement date.

The impairment charge of $76.2 million in 2022 is associated with our LNG carrier, the Golar Arctic. In May 2022, we entered into agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU (“Arctic SPA”) subject to receipt of notice to proceed which triggered an impairment test and resulted in an impairment of the vessel at the measurement date.

Unrealized (loss)/gain on the oil and gas derivative instruments, net:

	December 31,
(in thousands of $)	2023	2022
Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument	(142,521)	121,959
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument	(76,847)	55,315
Unrealized mark-to-market adjustment for commodity swap derivatives	(65,290)	111,703
Unrealized (loss)/gain on oil and gas derivative instruments, net	(284,658)	288,977

•Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument: In July 2022, the Customer exercised the option to increase the annual capacity utilization of FLNG Hilli by 0.2 mtpa for the period from January 2023 to the end of the term of the LTA in July 2026, which together with the 0.2 mtpa annual capacity increase for the 2022 contract year (both pursuant to the LTA Amendment 3 entered into in July 2021), brought the total annual base capacity to 1.4 mtpa from January 2022 to the end of the LTA in July 2026. The unrealized (loss)/gain reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity over the remaining term of the LTA which is linked to the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates. The increase of $264.5 million unrealized loss in 2023 compared to an unrealized gain in 2022, was primarily driven by the volatility in the future TTF linked gas price curves over the LTA’s remaining term.

•Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase of $132.2 million unrealized loss in 2023 compared to an unrealized gain in 2022, was largely driven by the volatility in the future Brent linked crude oil price curves over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the TTF linked earnings (100% of which are attributable to us). The increase of $177.0 million unrealized MTM loss in 2023 compared to an unrealized gain in 2022, was due to additional commodity swaps entered into in the first quarter of 2023 which exposed us to the volatility of TTF linked gas price curves. We have economically hedged our exposure by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments are presented in “Realized MTM adjustment on commodity swap derivatives,” in the consolidated statements of operations.

Realized and unrealized (losses)/gains on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the NFE Shares.

In 2023 and 2022, we sold 1.2 million and 13.3 million of our NFE shares at a price range between $36.90 and $40.38 per share and $40.80 and $58.29 per share for an aggregate consideration of $45.6 million and $625.6 million, which resulted in realized MTM losses of $62.3 million and realized MTM gains of $50.1 million, respectively. Further in 2023, we used our remaining 4.1 million NFE shares as partial payment for the reacquisition of NFE’s 1,230 common units in Hilli LLC. There was no comparable transaction in 2022.

In 2022, we recognized $350.9 million unrealized MTM gains due to a significant increase in the NFE share prices to $42.42 per share at December 31, 2022, compared to $24.14 per share for 2021.

Other non-operating income, net:

	December 31,
(in thousands of $)	2023	2022
Dividend income from our investment in listed equity securities	9,823	4,768
UK tax lease liability	—	7,148
Other non-operating income, net	9,823	11,916

•Dividend income from our investment in listed equity securities: This reflects the dividend income received in relation to our NFE Shares prior to disposal. The increase of $5.1 million in dividend income in 2023 compared to 2022, was mainly due to higher dividend per share of $3.00 on 5.3 million NFE shares held within 2023, compared to $0.10 per share on 18.6 million NFE shares held within 2022.

•U.K. tax lease liability: In 2022, we settled our liability of $66.4 million to the HMRC in full, inclusive of fees, released the remaining liability recognized of $5.3 million and recognized a foreign exchange movement of $1.8 million. There was no comparable income in 2023.

Interest income: The increase of $33.8 million interest income in 2023 compared to 2022, was primarily due to an extended duration the cash was maintained in short-term money-market deposits and a higher interest rate, partially offset by a reduced short-term money-market deposit balance in 2023 compared to 2022. As of December 31, 2023 and 2022, the cash held in short-term money-market deposits amounted to $481.7 million and $634.2 million, respectively.

Interest expense, net: The decrease in net interest expense of $19.3 million in 2023 compared to 2022, was primarily due to:

•$10.3 million net decrease in interest expense following $140.7 million and $20.4 million repurchases of our $300.0 million senior unsecured bonds (“Unsecured Bonds”) in 2022 and 2023, respectively, partially offset by the re-issuance of $61.1 million in 2023;
•$9.2 million increase in capitalized interest expense on our borrowing cost in relation to our qualifying investment in our asset under development, the Gimi;
•$3.3 million net decrease in interest expense, including amortization of deferred finance charges driven by the redemption of our convertible senior unsecured notes in February 2022 and the repayments of the Corporate Revolving Credit Facility (the “Corporate RCF”) in November 2022; and
•$2.9 million increase in interest expense due to higher reference rates on the debt facility of our consolidated VIE.

(Losses)/gains on derivative instruments, net:

	December 31,
(in thousands of $)	2023	2022
Net income/(expense) on undesignated IRS (“IRS”) derivatives	8,356	(772)
Unrealized MTM adjustment for interest rate swap derivatives	(15,583)	72,269
(Losses)/gains on derivative instruments, net	(7,227)	71,497

•Net interest income/(expense) on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The increase of $9.1 million net interest income in 2023 compared to 2022, was driven largely by the movements in reference rates.

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of December 31, 2023 and 2022, we have an IRS portfolio with a notional amount of $709.4 million and $740.0 million respectively, none of which are designated as hedges for accounting purposes. The increase of $87.9 million unrealized MTM loss in 2023 compared to an unrealized gain in 2022, was driven by the decrease in long-term swap rates, notional values of our swap portfolio, partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

Other financial items, net:

	December 31,
(in thousands of $)	2023	2022
Amortization of debt guarantees	2,019	2,657
Financing arrangement fees and other related costs	(1,667)	(9,340)
Foreign exchange (loss)/gain on operations	(941)	1,598
Other	(311)	(295)
Other financials items, net	(900)	(5,380)

•Amortization of debt guarantees: This relates to fees earned from debt guarantees provided to existing and former related parties. The decrease of $0.6 million amortization of debt guarantees in 2023 compared to 2022, was driven by a decrease in various debt guarantees provided.

•Financing arrangement fees and other related costs: The decrease in financing arrangement fees and other related costs of $7.7 million in 2023 compared to 2022, was due to:
•$4.9 million write-off of deferred finance charges and expenses in relation to our undrawn corporate bilateral facility which expired in June 2022;

•$2.0 million reduction in the loss on extinguishment is attributed to a lower volume of Unsecured Bonds repurchased in 2023 of $20.4 million compared to $140.7 million of Unsecured Bonds in 2022;
•$1.4 million commitment fee in relation to the undrawn portion of the Corporate RCF which was cancelled in November 2022; and
•partially offset by $0.6 million loss on re-issuance of $61.1 million Unsecured Bonds in 2023.

•Foreign exchange gain/(loss) on operations: The increase of $2.5 million loss in 2023 compared to 2022, was driven by unfavorable foreign exchange movements of the GBP and Singapore Dollar against the U.S. Dollar.

Net (losses)/income from equity method investments: This represents our share of earnings from our equity accounted investments in Aqualung, Avenir, CoolCo, ECGS, MGAS and LOGAS. The increase of $21.6 million net loss in 2023 compared to 2022, was mainly due to $22.3 million decrease in our share in the net earnings from CoolCo in 2023 of $1.5 million compared to $23.8 million in 2022, partially offset by $0.4 million increase in gain on disposal of our CoolCo shares in 2023 of 4.5 million compared to 8.0 million of our CoolCo shares in 2022.

Net income/(loss) from discontinued operations: This relates to the CoolCo Disposal and the TundraCo Disposal:

	December 31,
(in thousands of $)	2023	2022
The CoolCo Disposal
Income/(loss) from discontinued operations	266	(194,500)
Gain/(loss) on disposal	27	(10,060)
Net income/(loss) from discontinued operations	293	(204,560)

Net income/(loss) from discontinued operations: The net income of $0.3 million in 2023 was in relation to our vessel operations in Malaysia which was sold to CoolCo in May 2023. The net loss of $204.6 million in 2022 was in relation to the disposals of nine of our wholly owned subsidiaries and the commercial and technical management entities to CoolCo in June 2022.

	December 31,
(in thousands of $)	2023	2022
The TundraCo Disposal
Income from discontinued operations	—	4,880
Gain on disposal	—	123,230
Net income from discontinued operations	—	128,110

Net income from discontinued operations: The net income of $128.1 million in 2022 was due to the completion of the TundraCo Disposal in May 2022. There was no comparable transaction in 2023.

The following details our operating results and the resultant Adjusted EBITDA for our reportable segments for the years ended December 31, 2023 and 2022.

FLNG segment

This relates to activities of the FLNG Hilli and our other FLNG projects.

	December 31,
(in thousands of $)	2023	2022
Total operating revenues	245,418	214,825
Realized gain on oil and gas derivative instruments, net	199,907	232,020
Vessel operating expenses	(65,748)	(58,583)
Voyage, charterhire and commission expenses	(583)	(600)
Administrative (expenses)/income	(417)	22
Project development expenses	(4,151)	(5,335)
Other operating income/(losses)	15,542	(15,417)
Adjusted EBITDA	389,968	366,932

Other Financial Data:
Total operating revenues	245,418	214,825
Vessel management fees and other revenues	—	(855)
Liquefaction services revenue	245,418	213,970
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction revenue(1), underutilization adjustment and other	(36,228)	(6,077)
Realized gain on oil and gas derivative instruments, net	199,907	232,020
FLNG tariff, net	409,097	439,913
(1) Accrued overproduction revenue relates to revenue accrued for production in excess of the FLNG Hilli’s annual contracted base capacity pursuant to LTA Amendments 2 and 4 (as defined herein).

Total operating revenues:

	December 31,
(in thousands of $)	2023	2022
Base tolling fee	204,501	204,501
Amortization of deferred commissioning period revenue	4,120	4,120
Amortization of Day 1 gains	12,541	22,608
Overproduction/(underutilization)	20,129	(20,089)
Incremental base tolling fee	5,000	5,000
Other	(873)	(1,315)
Total operating revenues	245,418	214,825

•Base tolling fee: Under the terms of the LTA, we invoice and recognize base tolling fees up to the contracted annual base capacity so long as actual production is 95% of the contracted base capacity, provided that there are no services unavailability considered our fault in a given contract year.

•Amortization of Day 1 gains: This relates to the amortization of the FLNG Hilli’s deferred Day 1 gains on the oil and gas derivative instruments embedded in the LTA. In July 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 mtpa of LNG for the contract year 2022. This resulted in the recognition of TTF linked Day 1 gain of $28.3 million, amortized over one year, given the Customer had not exercised the option to maintain the increased annual contracted volume of 1.4 million tonnes from January 2023 until July 2026 (the “2023+ expansion capacity”). In July 2022, the Customer exercised the 2023+ expansion capacity resulting to the extension to the initial amortization profile of the TTF linked Day 1 gain until July 2026.

•Overproduction/underutilization: In March 2021, we entered into the second amendment to the LTA (“LTA Amendment 2”) which changed the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from contract year 2019. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026. Pursuant to LTA Amendment 2, we have accrued overproduction revenue in relation to excess production over contracted annual contracted capacity during contract year 2023.

In 2022, due to a combination of upstream technical issues and maintenance works, we recognized underutilization of $35.8 million, which is bifurcated on our consolidated statement of operations presentation, as reductions to the “Liquefaction services revenue” and “Other operating income” financial statement line items, amounting to $20.1 million and $15.7 million, respectively. In April 2023, we entered into the fourth amendment to the LTA (“LTA Amendment 4”) where we agreed with the Customer to increase contract year 2023 annual contracted capacity by 0.04 million tonnes (from 1.4 million tonnes to 1.44 million tonnes) resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production. The increased contract year 2023 annual LNG production was fully met and we have subsequently unwound the contract year 2022 underutilization liability of $35.8 million, bifurcated between “Liquefaction services revenue” and “Other operating income” line items in the consolidated statements of operations, amounting to $20.1 million and $15.7 million, respectively.

Realized gain on oil and gas derivative instrument, net:

	December 31,
(in thousands of $)	2023	2022
Realized MTM adjustment on commodity swap derivatives	87,555	(18,605)
Realized gain on FLNG Hilli’s oil derivative instrument	73,120	110,696
Realized gain on FLNG Hilli’s gas derivative instrument	39,232	139,929
Realized gain on oil and gas derivative instruments, net	199,907	232,020

•Realized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the LTA Amendment 2 (100% of which were attributable to us). The increase of $106.2 million in 2023 compared to 2022, was driven by the additional commodity swaps entered into in the first quarter of 2023 which economically hedged our exposure by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF and the Euro/USD foreign exchange movements. The decrease of $100.7 million in 2023 compared to 2022, was driven by the decreased TTF prices based on one-month look-back average price of €47.7 for 2023 compared to €132.0 for 2022, partially offset by favorable foreign exchange movements of the Euro against the U.S. Dollar of an average 1.078 in 2023 compared to 1.056 in 2022.

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $37.6 million in 2023 compared to 2022, was driven by the decreased three-month look-back average oil price of $83.42/barrel for 2023 compared to $99.76/barrel for 2022.

FLNG tariff, net: The decrease of $30.8 million in FLNG tariff, net in 2023 compared to 2022, was primarily due to the decrease in realized gains on oil and gas derivative instruments, net.

Vessel operating expenses: The increase of $7.2 million in vessel operating expenses in 2023 compared to 2022, was primarily due to an increase in repairs, spares, stores and consumables incurred during the 2023 planned extended maintenance window.

Project development expenses: This comprised of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in the exploratory stages. The decrease of $1.2 million in project development expenses in 2023 compared to 2022, was driven by new business development costs incurred to assess and pursue various FLNG growth opportunities in 2022.

Corporate and other segment
This relates to our activities including administrative and ship operation and maintenance services. We have offices in Bermuda, London, Douala and Oslo that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting, treasury, HR and legal services.

	December 31,
(in thousands of $)	2023	2022
Total operating revenues	35,086	43,230
Vessel operating expenses	(19,248)	(6,578)
Voyage, charterhire and commission expenses	(19)	(34)
Administrative expenses	(33,031)	(38,224)
Project development expenses	(34,909)	(2,637)
Other operating income	7,817	-
Adjusted EBITDA	(44,304)	(4,243)

Total operating revenues: The decrease of $8.1 million in total operating revenues in 2023 compared to 2022, was primarily due to:
•$15.2 million decrease in vessel management and administrative service fees, mainly charged to our former equity method investments, Golar Partners, Hygo and CoolCo;
•$0.6 million decrease in revenue from the development agreement entered into in 2022 to provide drydocking, site commissioning and hook-up services for the Golar Tundra, which completed in 2023 (the “Development Agreement”); and
•$8.2 million increase in vessel management fees for the Golar Tundra, which commenced in November 2022.

Vessel operating expenses: The vessel operating expenses relate to the cost to operate and maintain the FSRU LNG Croatia and the Golar Tundra. The increase of $12.7 million in vessel operating expenses in 2023 compared to 2022, was primarily due to:
•$6.0 million increase due to the commencement of the Operation and Maintenance Agreement for the Golar Tundra with Snam from May 2023 (the “O&M Agreement”). There were no comparable expenses for the same period in 2022;
•$3.5 million increase in 2023 for the Golar Tundra during her drydocking, site commissioning and hook-up services in relation to the Development Agreement; and
•$2.8 million increase mainly due to repairs and maintenance works for the LNG Croatia during 2023.

Administrative expenses: The decrease of $5.2 million in administrative expenses in 2023 compared to 2022, was primarily due to:
•$7.9 million reduction in professional and consultancy fees as a result of the disposals in 2022; and
•partially offset by a $2.7 million increase in share options and restricted stock units expenses following additional stock awards in 2023.

Project development expenses: The increase in project development expenses of $32.3 million in 2023 compared to 2022 was primarily due to:
•$22.5 million increase in professional fees and cost of materials in 2023 to complete the drydocking, site commissioning and hook-up services for the Golar Tundra in relation to the Development Agreement;
•$7.8 million of professional fees incurred in relation to the Arctic SPA which was terminated in June 2023 when Snam’s option to exercise the notice to proceed lapsed; and
•$2.0 million increase in professional and consultancy fees for other business development opportunities.

Other operating income: In 2022, we received the first advance payment of $7.8 million pursuant to the Arctic SPA. In June 2023, the option to exercise the notice to proceed lapsed, consequently, we retained and recognized the non-refundable first advance payment as income. There was no comparable income in 2022.

Shipping segment
This comprises of the operations of LNG transportation. We have historically operated and subsequently chartered out LNG carriers on fixed terms to customers.

	December 31,
(in thousands of $)	2023	2022
Total operating revenues	17,925	9,685
Vessel operating expenses	(6,153)	(7,641)
Voyage, charterhire and commission expenses, net	(1,581)	(1,810)
Administrative (expenses)/income	(14)	102
Project development expenses	(70)	(45)
Adjusted EBITDA	10,107	291

Total operating revenues: The increase of $8.2 million in total operating revenues in 2023 compared to 2022 was primarily due to higher daily charterhire rates and 22% higher utilization of the Golar Arctic in 2023.

Vessel operating expenses: The decrease in vessel operating expenses of $1.4 million in 2023 compared to 2022 was primarily due to the war risk insurance rebate receipt in March 2023.

Please refer to Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 31, 2023, Item 5 Operating and Financial Review and Prospects - A. Operating Results, for the management discussion and analysis of the operating results for 2022 compared to 2021.

B.      Liquidity and Capital Resources

Liquidity and Cash Requirements

We operate in a capital intensive industry, and we have historically financed the purchase of our vessels, conversion projects and other capital expenditures through a combination of borrowings from debt transactions, leasing arrangements with financial institutions, cash generated from operations, sales of vessels and investments and equity capital. Our liquidity requirements relate to servicing our debt, funding our conversion projects, funding investment in the development of our project portfolio, funding working capital requirements, payment of dividends and share repurchases and maintaining cash reserves to satisfy certain of our borrowing covenants (including cash collateral requirements in respect of certain of our derivatives and as security for the provision of letters of credit) and to offset fluctuations in operating cash flows.

Our funding and treasury activities are conducted in accordance with our established corporate policies to maximize investment returns while maintaining appropriate liquidity for our working capital requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in GBP, NOK, Singapore Dollars, Euros, BRL and Central African Francs (“XAF”). We have used derivative instruments for interest rate, foreign currency and commodity risk management purposes.

Our short-term liquidity requirements are primarily for the servicing of our debt, payment of dividends, working capital, potential investments, contracted FLNG conversion projects (FLNG Gimi for the LOA) and Mark II project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of December 31, 2023, we had cash and cash equivalents (including short-term deposits) of $771.5 million, of which $92.2 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of the Hilli LLC by a financial institution in relation to the FLNG Hilli, $18.1 million cash belonging to the lessor VIE, $12.1 million in respect of the LNG Hrvatska O&M Agreement and $1.1 million relating to office leases. Refer to note 15 “Restricted Cash and Short-term Deposits” of our consolidated financial statements included herein for additional details.

Since December 31, 2023, significant transactions impacting our cash flows include:

Receipts of:
•$20.0 million proceeds from First FLNG Holdings’ subscription of equity interest in Gimi MS Corporation (“Gimi MS”); and

•$19.9 million of scheduled receipts in relation to net settlement of our commodity swap arrangements.

Payments of:
•$62.0 million relating to the final payment to acquire the Fuji LNG for Mark II conversion;
•$36.3 million of additions to the asset under development, the FLNG Gimi;
•$35.0 million by Gimi MS of pre-commissioning contractual cash flows in relation to the Gimi LOA;
•$26.0 million relating to the quarterly dividend;
•$14.5 million of capital expenditure on the Mark II, comprised of engineering services and long lead items;
•$14.2 million relating to share repurchased under the share buyback program; and
•$10.0 million of scheduled loan and interest repayments, including net settlement of our interest rate swaps.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements are primarily for funding future investments and our conversion projects and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing debt arrangements, and public and private debt or equity offerings.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	December 31,
(in thousands of $)	2023	2022
Net cash provided by continuing operations	134,606	279,054
Net cash provided by/(used in) discontinued operations	276	(60,673)
Net cash (used in)/provided by investing activities	(131,709)	498,423
Net cash provided by discontinued investing activities	—	569,298
Net cash used in financing activities	(244,953)	(533,363)
Net cash used in discontinued financing activities	—	(158,280)
Net movement in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	369	80,500
Net (decrease)/increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	(241,411)	674,959
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	1,012,881	337,922
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	771,470	1,012,881

Continuing and discontinued operations

The decrease in net cash provided by continuing operations of $144.4 million for the year ended December 31, 2023 compared to 2022 was mainly due to the decreasing oil and gas prices, drydocking expenditure incurred for the Golar Arctic during 2023 and expenditures on our Mark II FLNG project which include engineering costs and long lead items. This is partially offset by the increase in interest income from our short-term money-market deposits for year ended December 31, 2023.

The increase in the net cash provided by discontinued operations of $60.9 million for the year ended December 31, 2023 compared to net cash used in 2022 was due to the completion of the CoolCo Disposal and TundraCo Disposal between March and June 2022.

Investing activities

Net cash flows used in investing activities for the year ended December 31, 2023 of $131.7 million and net cash flows provided by investing activities for the year ended December 31, 2022 of $498.4 million, is mainly comprised of:

2023:
•$308.0 million of additions in relation to the FLNG Gimi’s FLNG conversion;
•$80.0 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$56.1 million net proceeds from the sale of 4.5 million CoolCo shares;
•$45.6 million net proceeds from the sale of 1.2 million NFE Shares;
•$15.5 million deposit paid for Fuji LNG, a donor vessel in relation to our Mark II project;
•$15.2 million of net proceeds from the sale of Gandria;
•$9.8 million net dividends received from our NFE Shares, prior to disposal;
•$9.7 million of equity contribution to our investments in MGAS and LOGAS;
•$3.6 million revolving shareholder loan advanced to our related parties; and
•$1.6 million of additions to leasehold improvements.

2022:
•$625.8 million net proceeds from the sale of our 13.3 million NFE shares;
•$267.4 million of additions in relation to the FLNG Gimi’s conversion;
•$97.8 million net proceeds from the sale of our 8.0 million CoolCo shares;
•$39.3 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$5.3 million of dividends received from our NFE Shares; and
•$2.4 million of equity contribution to our investment in Aqualung.

Net cash provided by discontinued investing activities of $569.3 million for the year ended December 31, 2022 relates to net proceeds from the completion of the CoolCo Disposal and TundraCo Disposal. There was no comparable payment for the year ended December 31, 2023.

Financing activities

Net cash flows used in financing activities for the years ended December 31, 2023 and 2022 were $245.0 million and $533.4 million, respectively and is mainly comprised of:

2023:
•$105.5 million of scheduled debt repayments which includes $98.2 million of repayments made by our lessor VIE;
•$102.9 million total dividends paid, which comprised $79.5 million to the stockholders of Golar and $23.5 million to the equity holders of Hilli LLC;
•$100.0 million paid to reacquire 1,230 common units of Hilli LLC from NFE;
•$95.0 million collective drawdown from the Gimi facility;
•$61.7 million paid to repurchase our own shares under our share repurchase program;
•$61.0 million proceeds from re-issuance of Unsecured Bonds in November 2023 and December 2023;
•$20.4 million partial repurchases of our Unsecured Bonds in March 2023 and April 2023; and
•$10.5 million financing costs paid predominantly in relation to amendment fees for FLNG Hilli’s sale and leaseback facility, the Unsecured Bonds and the Gimi facility.

2022:
•$315.6 million redemption of the outstanding face value of our 2017 Convertible Bonds in February 2022;
•$140.7 million partial redemption of our Unsecured Bonds at par in December 2022;
•$132.6 million of scheduled debt repayments which includes $123.5 million of repayments made by our lessor VIE;
•$131.0 million repayment of our Corporate RCF in May 2022;
•$131.0 million drawdown from our Corporate RCF in February 2022;
•$125.0 million collective drawdowns from the $700 million Gimi facility;
•$55.2 million dividend payment to the equity holders of Hilli LLC;
•$25.5 million paid to repurchase our own shares under our share repurchase program;
•$20.6 million borrowings made by our lessor VIE; and
•$9.6 million financing costs paid predominantly in relation to fees on the Gimi facility, our undrawn corporate bilateral facility which expired in June 2022 and our Corporate RCF facility which was canceled in November 2022.

Net cash used in discontinued financing activities of $158.3 million for the year ended December 31, 2022 relates to $158.0 million of scheduled debt repayments and $0.3 million financing cost paid predominately in relation to the Golar Tundra facility. There was no comparable payment for the year ended December 31, 2023.

Please refer to Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed on March 31, 2023, Item 5 Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Cash Flows, for the management discussion and analysis of the operating results for 2022 compared to 2021.

Borrowing Activities

As of December 31, 2023, we were in compliance with all our covenants under our various loan agreements. See note 21 “Debt” in our consolidated financial statements included herein for additional information.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates, commodity prices and foreign currency exchange rates. See note 27 “Financial Instruments” in our consolidated financial statements included herein for additional information.

Capital Commitments

Our capital commitments predominately relate to the FLNG Gimi, moored at the GTA field offshore Mauritania and Senegal, ready for connection and our Mark II, further described in note 18, “Asset Under Development” and note 29, “Commitments and Contingencies”, respectively of our consolidated financial statements included herein for additional information.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2023:

(in millions of $)	Total Obligation	Due in 2024	Due in 2025 – 2026	Due in 2027 – 2028	Due Thereafter
Financing
Gross Golar long-term and short-term debt (1)	844.5	43.8	316.5	116.7	367.5
Capital lease obligations between Golar and the lessor VIE	396.1	300.0	96.1	—	—
Interest commitments on long-term debt and other interest rate swaps (2)	184.4	17.9	78.3	56.0	32.2
Capital expenditure commitments (4)
FLNG Gimi (3)	292.2	278.1	14.1	—	—
Mark II FLNG	211.2	183.7	27.5	—	—
Total	1,928.4	823.5	532.5	172.7	399.7
(1)The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude accrued interest. Refer to note 21 of our audited consolidated financial statements included herein for additional information.
(2)Our interest commitment on our long-term debt is calculated based on assumed SOFR rates of between 3.24% to 5.37% and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.
(3)Pursuant to the LOA, we expect certain delays in advance of COD to result in contractual prepayments between the parties. Given the complexity and interdependencies of the activities required during the project mobilization and commissioning leading to COD, it is difficult for us to reasonably estimate eventual net payments/receipts. Refer to note 18 of our audited consolidated financial statements included herein for additional information.

(4)This excludes our outstanding committed funding to Macaw Energies amounting to $9.0 million for the design, manufacturing, and assembly of its F2X technology.

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

See the sections of this Item 5 entitled “Factors Affecting Our Future Results of Operations and Financial Condition” and “A. Operating Results” included herein for additional information.

E.      Critical Accounting Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires us to make estimates, judgments and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in our consolidated financial statements. Our accounting policies are summarized in note 2 to our consolidated financial statements included herein. The following are estimates that we believe involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of our operations.

Impairment of long-lived assets

Description: We continually monitor events or changes in circumstances that could indicate that the carrying amounts of the long-lived assets may not be fully recoverable. When we identify an impairment indicator, we assess recoverability by comparing the carrying value of our long-lived assets to its projected undiscounted cash flows. If our projected undiscounted net cash flows are lower than the long-lived assets’ carrying value, we recognize an impairment loss measured for the difference.

As of December 31, 2023, the Golar Arctic's (see note 19 “Vessels and Equipment, net” of our consolidated financial statements included herein) carrying value was higher than its estimated market value (based on third party average ship broker valuations). As a result, we concluded that an impairment trigger existed and performed a recoverability assessment. However, no impairment loss was recognized as the projected undiscounted net cash flows was significantly higher than the carrying value.

Judgments and estimates: We make estimates, judgments and assumptions in our continuous identification of impairment indicators and our estimate of future undiscounted cash flows used in our recoverability assessment. Our estimates of market value assume that our long-lived assets are all in good, seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind and able to meet the requirements of their current contracts. These market values received from third-party ship brokers are based on the inherent value of the current contract, which is commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. These values can be highly volatile, such that our estimates may not be indicative of the current or future market value of our long-lived assets or prices that we could achieve if we were to sell. In addition, the determination of estimated market values may involve considerable judgment given the illiquidity of the second hand market for these types of long-lived assets.

For FLNG Hilli, significant judgment was applied in assessing whether the ship brokers’ valuation methodologies and assumptions were appropriate given the uncertainty with respect to the utilization of FLNG Hilli after expiry of its current contract in mid-July 2026, as a new contract has not yet been agreed.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting our impairment assessment are supporting this assessment are reasonable and appropriate at the time they were made, if the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future. While we intend to hold and operate our long-lived assets, our estimates of its market values may not be indicative of the current or future market value or prices that we could achieve, if we were to sell them and a material loss might be recognized upon the sale of our long-lived assets.

Impairment of asset under development

Description: We continually monitor events or changes in circumstances that could indicate that the carrying value of FLNG Gimi, our asset under development, may not be fully recoverable. We calculate forecasted returns on the undiscounted cash flows for the project from initial construction and through commercial operations with the customer. This uses estimated forecasted returns which are highly subjective and dependent on future events. If there is a significant change in the expected return, this could constitute an impairment indicator. When we identify an impairment indicator, we perform a recoverability assessment by comparing the carrying value of FLNG Gimi to projected undiscounted cash flows. If the projected cash flow is less than the FLNG Gimi’s carrying value, we recognize an impairment loss.

Judgments and estimates: Significant judgment was applied in determining the estimated forecasted returns which includes the duration of the commissioning profile, pre-commissioning contractual cash flows, estimated commercial operation date, future production, capital and operational costs.

Effect if actual results differ from assumptions: Although we believe the underlying assumptions supporting our impairment assessment are appropriate at the time they were made, if the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement vary significantly from our forecasts, management may be required to perform step two of the impairment analysis that could expose us to material impairment charges in the future.

Recently Issued Accounting Standards

See Item 18. Financial Statements: note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our directors as of the date of this annual report.

Name	Age	Position
Tor Olav Trøim	61	Chairman of our Board and Director
Daniel Rabun	69	Director, Audit Committee member, Compensation Committee member and Nomination Committee member
Thorleif Egeli	60	Director and Audit Committee member
Carl Steen	73	Director, Compensation Committee Chairperson and Nomination Committee member
Niels Stolt-Nielsen	59	Director and Compensation Committee member
Lori Wheeler Naess	53	Director and Audit Committee Chairperson
Georgina Sousa	73	Director

Tor Olav Trøim has served as a director since September 2011 and was appointed as the Chairman of the Board in September 2017. Mr. Trøim is founder and sole shareholder of Magni Partners (Bermuda) Limited (“Magni Partners”). He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the UK. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a Director of Sea Tankers Management Co. Ltd. from 1995 until September 2014. During this period, he was also Chief Executive Officer ("CEO") at Seadrill Limited, Frontline Ltd., Ship Finance International Limited and Golar LNG Partners LP. He was CEO of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. Mr. Trøim graduated with a Master of Science (“MSc”) degree in naval architecture from the University of Trondheim, Norway in 1985. Mr. Trøim is a Norwegian citizen and a resident of the UK. Other directorships and management positions include Magni Partners (Founding Partner), Borr Drilling Limited (Chairman), Stolt-Nielsen Limited (Director) and Magni Sports AS (Director).

Daniel Rabun has served as a director since February 2015 and was appointed Chairman in September 2015. Mr. Rabun resigned as Chairman in September 2017 and was appointed a non-executive director on that date. He also serves on our Audit Committee, Compensation Committee and Nomination Committee. He joined Ensco plc in March 2006 as President and as a member of its Board of Directors. Mr. Rabun was appointed to serve as Ensco plc’s CEO from January 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and CEO in May 2014 and as Chairman in May 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. In May 2015, Mr. Rabun became a non-executive director and currently serves as a member of the Audit Committee and the Corporate Responsibility, Governance and Nominations Committee of APA Corporation (formerly Apache Corp.) and also serves as a director and a member of the Compensation Committee of Borr Drilling Limited since April 2023. In May 2018, Mr. Rabun became Chairman of the Board, a member of the Management Development and Compensation Committee and Chairman of the Governance and Nominations Committee of ChampionX Corporation. He has been a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctor Degree from Southern Methodist University.

Thorleif Egeli was appointed as a director and as member of the Audit Committee in September 2018 and February 2023, respectively. Until May 2018, Mr. Egeli was Vice President of Schlumberger Production Management – North America managing the non-operating Exploration & Production assets for Schlumberger in the US, Canada and Argentina. Prior to this he held a number of senior positions within Schlumberger having begun his career with Schlumberger in 1990 as a field engineer. Between October 2009 and April 2013, Mr. Egeli held a number of positions within Archer including President Latin America, Corporate Marketing and Chief Operating Officer ("COO"); before re-joining Schlumberger in 2013. Appointed in June 2018, Mr. Egeli also serves on the Board of Directors of Stimline, an international well intervention and completion company headquartered in Kristiansand, Norway. Mr. Egeli holds MSc in Mechanical Engineering and an MBA from Rotterdam School of Management, Holland.

Carl Steen was appointed as a director in January 2015. Mr. Steen was also appointed as the Compensation Committee Chairperson and currently serves on our Nomination Committee. Mr. Steen stepped down from our Audit Committee in February 2023. From August 2012 until the completion of GMLP merger with NFE, Mr. Steen served as a director of GMLP. Mr. Steen graduated in 1975 from ETH Zurich Switzerland with MSc in Industrial and Management Engineering. After working for a number of high-profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division. Mr. Steen holds directorship positions in various Norwegian and international companies including Himalaya Shipping Ltd, Wilhelmsen Holding ASA and Belships ASA.

Niels G. Stolt-Nielsen joined the board in September 2015. He is also a Chairman and director of Stolt-Nielsen, which includes world-leading business in global bulk-liquid and chemical logistics, an innovative business in land-based aquaculture and a number of LNG joint ventures and investments. Mr. Stolt-Nielsen is the Chairman of Avenir LNG. He brings with him extensive shipping, logistical and strategic leadership experience.

Lori Wheeler Naess was appointed as a director and Audit Committee Chairperson in February 2016. Ms. Naess also serves on the Board, Corporate Governance Committee, Nominating Committee and Audit Committee of Opera Limited, a U.S.-listed company. Ms. Naess was a director at PricewaterhouseCoopers in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012, she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PricewaterhouseCoopers in roles in the U.S., Norway and Germany. Ms. Naess is a U.S. Certified Public Accountant (inactive).

Georgina Sousa was appointed as a director in September 2019. She also served as company secretary from May 2019 until March 2022. She currently serves as a director of Himalaya Shipping Ltd. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement in March 2022. She previously served as a director and company secretary of Borr Drilling Limited and 2020 Bulkers Ltd from February 2019 to February 2022. Prior to joining GMBL, Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline Ltd., North Atlantic Drilling Ltd., Sevan Drilling, Northern Drilling Ltd., Flex LNG LTD and Seadrill. Ms. Sousa served as secretary for all the above-mentioned companies at various times during the period between 2005 and 2018. Until January 2007, Ms. Sousa was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 Ms. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as secretary and from 1982 to 1993, she was employed by the Bermuda law firm of Cox & Wilkinson as senior company secretary. Ms. Sousa is a UK citizen and resides in Bermuda.

Board diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Office:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Executive Officers

The following provides information about each of our executive officers as of the date of this annual report:

Name	Age	Position
Karl Fredrik Staubo	37	Chief Executive Officer – Golar Management AS
Eduardo Maranhão	40	Chief Financial Officer – Golar Management Ltd
Ragnar Nes	56	Chief Operating Officer – Golar Management AS
Erik Svendsen	52	Chief Technical Officer – Golar Management AS

Karl Fredrik Staubo was appointed as our CEO in May 2021. Prior to this role he acted as our Chief Financial Officer ("CFO") from September 2020 and as CEO of Golar Partners from May 2020 until the closing of the GMLP Merger. Mr. Staubo has over 14 years of experience advising and investing in shipping, energy and infrastructure companies. Mr. Staubo worked in the Corporate Finance division of Clarkson’s Platou Securities, including as Head of Shipping, from June 2010 until September 2018. Subsequent to his time at Clarkson’s, Mr. Staubo has worked as a partner at Magni Partners Ltd since October 2018. During his time with Magni Partners Ltd, Mr. Staubo worked as an advisor to the Golar group. He has an MA in Business Studies and Economics from the University of Edinburgh.

Eduardo Maranhão was appointed as our CFO in May 2021. Prior to assuming this position, Mr. Maranhão served as CFO of Hygo. Mr. Maranhão has also served as CFO of Cool Company Ltd, as both CEO and director of CELSE - Centrais Eletricas de Sergipe S.A., and as a partner at Magni Partners Ltd. Mr. Maranhão has vast experience in international energy projects and infrastructure financing having worked at different financial institutions including Lakeshore Partners, Banco Santander, Crédit Agricole CIB, Banco Votorantim and Citibank. Mr. Maranhão holds a Bachelor of Business Administration from Universidade de Pernambuco in Brazil and has completed a Management Acceleration Programme from INSEAD in France.

Ragnar Nes joined Golar in November 2017 and was appointed the COO of Golar Management AS in April 2022 after having served as the Head of FLNG since March 2018. Prior to joining Golar, Mr. Nes served as the operational manager and asset manager for the FPSOs in Fred Olsen, Yinson and BW Offshore for 10 years. Prior to joining offshore oil and gas, Mr. Nes held various positions in ship management for Odfjell and Wilh.Wilhelmsen. Mr. Nes has also worked with Det Norske Veritas and started his career at sea as electrician onboard submarines in the Royal Norwegian Navy. Mr. Nes has an MSc degree in Electrical Engineering from the NTNU Technical University in Trondheim, Norway.

Erik Svendsen joined Golar in May 2020 and was appointed CTO in June 2022. Mr. Svendsen started his career with the shipping company Bergesen and was part of the team that spun off the FPSO company BW Offshore from the shipping group. He served as Engineering Manager, Project Manager, EVP Projects and COO with BW Offshore before taking the position as Managing Director of turret & mooring specialist APL. When APL was acquired by NOV, Mr. Svendsen continued serving as the Managing Director of APL while building up a Floating Production Business unit within NOV. He served for 5 years as President for Floating Production Solution in NOV. Mr. Svendsen has an MSc degree from the NTNU Technical University in Trondheim, Norway.

B.      Compensation

For the year ended December 31, 2023, we paid our directors and executive officers aggregate cash compensation (including bonus) of $4.5 million and an aggregate amount of $0.1 million for pension and retirement benefits. During the year ended December 31, 2023, we awarded our executive officers 36,700 restricted stock units and granted 400,000 share options, which vest in equal increments over three years from respective award date or grant date. We also awarded our directors 55,300 fully vested stock awards during the year ended December 31, 2023. For a description of our share based payment plan please refer to the section of this item entitled “E. Share Ownership - Share Based Payment Plan” below.

We recognized $3.8 million share based compensation expense issued to certain of our directors and executive officers. See note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

C.      Board Practices

Our directors do not have service contracts with us and do not receive any benefits upon termination of their directorships. Our board of directors established an Audit Committee in July 2005, which is responsible for overseeing the quality and integrity of our external financial reporting, appointment, compensation and oversight of our external auditors and oversees our management assessment of internal controls and procedures, as more fully set forth in its written charter, which has been adopted by the board. Our Audit Committee consists of three independent directors, Lori Wheeler Naess, Daniel Rabun and Thorleif Egeli. In addition, the board of directors also has a Compensation Committee and a Nomination Committee, details of which are further described in “Item 16G. Corporate Governance”.

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

D.      Employees

As of December 31, 2023, we employed approximately 200 employees and consultants situated in Bermuda, Cameroon, Croatia, UK and Norway, as well as in the shipyard where the FLNG Gimi completed its conversion before it sailed to its operational location offshore Mauritania and Senegal. As of December 31, 2023, we also employed approximately 270 seafaring employees for the vessels that we own.

E.      Share Ownership

The table below shows the number and percentage of our issued and outstanding common shares beneficially owned by our directors and officers as of March 15, 2024. Also shown are their interests in our various share based payment schemes. The subscription price for the share options granted under the scheme will normally be reduced by the amount of all dividends declared by us in the period from the grant date until the date the option is exercised.

Director or Officer	Beneficial Ownership in Common Shares		Share Options			Restricted Stock Units
	Number of shares	%	Number of options	Exercise price	Expiry date	Number of RSUs (unvested)	Vesting Date
Tor Olav Trøim	3,782,913	3.62%	—	N/A	N/A	N/A	N/A

Daniel Rabun	*	*	—	N/A	N/A	N/A	N/A

Thorleif Egeli	*	*	—	N/A	N/A	N/A	N/A

Carl Steen	*	*	—	N/A	N/A	N/A	N/A

Niels Stolt-Nielsen	2,762,132	2.64%	—	N/A	N/A	N/A	N/A

Lori Wheeler Naess	*	*	—	N/A	N/A	N/A	N/A

Georgina Sousa	*	*	—	N/A	N/A	N/A	N/A

Karl Fredrik Staubo	*	*	500,000	$10.22	2026	6,201	2024
			200,000	$20.95	2027	19,786	2025
						14,567	2026
						8,800	2027

Eduardo Maranhão	*	*	250,000	$10.22	2026	3,973	2024
			100,000	$20.95	2027	11,470	2025
						8,123	2026
						4,324	2027

Ragnar Nes	—	—	50,000	$20.95	2027	—	2024
						1,972	2025
						1,973	2026
						1,008	2027

Erik Svendsen	*	*	50,000	$20.95	2027	830	2024
						3,712	2025
						3,010	2026
						1,310	2027
* Less than 1%.
(1) Included within this balance are 3,750,000 common shares which are owned by Drew Holdings Limited, a company controlled by Tor Olav Trøim.
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

As of March 15, 2024, 0.4 million of our authorized and unissued common shares were reserved for issuance as grants under our LTIP. For further detail on share options and restricted stock units please see note 26 “Share Capital and Share Based Compensation” of our consolidated financial statements included herein.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The following table presents certain information as of March 15, 2024 regarding the beneficial ownership of our common shares with respect to shareholders that, to the best of our knowledge, beneficially own more than 5% of our issued and outstanding common shares:

	Common Shares
Owner	Number	Percent(3)
Rubric Capital Management LP (1)	6,506,757	6.22%
Cobas Asset Management (2)	5,416,625	5.18%

(1) Information derived from Schedule 13G/A of Rubric Capital Management LP filed with the Commission on February 12, 2024.
(2) Information derived from Schedule 13G/A of Cobas Asset Management filed with the Commission on February 5, 2024.
(3) Based on a total of 104,566,897 issued and outstanding common shares as of March 15, 2024.

Our major shareholders have the same voting rights as all of our other common shareholders. To our knowledge, no corporation or foreign government owns more than 50% of our issued and outstanding common shares. In 2023, Orbis Investment Management Limited reduced its shareholding by 2.5% to approximately 4.9%. We are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change of control.

As of March 15, 2024, we had fifty-three common shareholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 104,566,897 common shares, representing 99.99% of our outstanding common shares. We believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

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

The related party transactions that we were party to between January 1, 2023 and December 31, 2023 are described in note 28 “Related Party Transactions” of our consolidated financial statements included herein.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.      Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements”

Legal proceedings and claims

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our consolidated financial statements if the contingency has occurred at the date of the financial statements, where we believe that the likelihood of a loss was probable and the amounts can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will provide the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Gimi LOA pre-commissioning contractual cash flows

As of December 31, 2023, pursuant to the LOA, from May 2023, Gimi MS is due PDPs from BP. A LOA contract interpretation dispute regarding certain of these contractual prepayments exists. In August 2023, Gimi MS initiated arbitration proceedings in respect of the PDPs contractual dispute. The resolution of this matter will take several months or years and no assurance can be given that our claim will be successful. As of December 31, 2023, the dispute remains unresolved. We have therefore considered the contractual PDPs receivable from BP as a contingent gain and have not recognized such amount as an asset. See note 18 “Asset Under Development” of our consolidated financial statements included herein for further details.

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

After the reinstatement of our quarterly dividend in 2023 of $0.25 per share, our board of directors declared quarterly dividends in May 2023, August 2023, and November 2023 in the aggregate amount of $79.4 million.

B.      Significant Changes

Significant changes since the date of our consolidated financial statements are discussed on Item 5. “Operating and Financial Review and Prospects” and further disclosed in note 30 “Subsequent Events” of our consolidated financial statements included herein.

ITEM 9.  THE OFFER AND LISTING

A.      Offer and listing details

Not applicable.

C.      Markets

Our common shares have traded on the Nasdaq since December 12, 2002, under the symbol “GLNG”. In March 2022, we listed our Unsecured Bonds on the Oslo Børs, trading under the International Securities Identification Number NO0011123432.

ITEM 10.    ADDITIONAL INFORMATION

This section summarizes our share capital and the material provisions of our Memorandum of Association and Bye-Laws, including rights of holders of our common shares. The description is only a summary and does not describe everything that our Memorandum of Association and Bye-laws contain. Our Memorandum of Association and the Bye-Laws have previously been filed as Exhibits 1.1 and 1.2, respectively, to our Registration Statement on Form 20-F (File No. 000-50113), filed with the Commission on November 27, 2002, and are hereby incorporated by reference into this Annual Report.

At our 2013 Annual General Meeting, our shareholders voted to amend our Bye-laws to ensure conformity with revisions to the Bermuda Companies Act of 1981, as amended. We adopted these amended Bye-laws of the Company on September 20, 2013, and they were filed as Exhibit 3.1 to our report on Form 6-K filed with the Commission on July 1, 2014, and are hereby incorporated by reference into this Annual Report.

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

B.      Memorandum of Association and Bye-laws

The object of our business, as stated in Section 6 of our Memorandum of Association, is to engage in any lawful act or activity for which companies may be organized under the Companies Act, 1981 of Bermuda, or the “Companies Act”, other than to issue insurance or re-insurance, to act as a technical advisor to any other enterprise or business or to carry on the business of a mutual fund. Our Memorandum of Association and Bye-laws do not impose any limitations on the ownership rights of our shareholders.

Shareholder Meetings. Under our Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place selected by our board of directors in Bermuda or any such other location, but not in the United Kingdom or in a Combating the Financing of Terrorism Jurisdiction. The quorum at any annual or general meeting is at least two shareholders, either present in person or represented by proxy and entitled to vote (whatever the number of shares held by them). Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting. Annual shareholder meetings and special meetings must be called by not less than seven days’ prior written notice specifying the place, day and time of the meeting. The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.

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

The key powers of our shareholders include the power to alter the terms of the Company’s Memorandum of Association and to approve and thereby make effective any alterations to the Company’s Bye-laws made by the directors. Dissenting shareholders holding 20% of the Company’s shares may apply to the Court to annul or vary an alteration to the Company’s Memorandum of Association. A majority vote against an alteration to the Company’s Bye-laws made by the directors will prevent the alteration from becoming effective. Other key powers are to approve the alteration of the Company’s capital including a reduction in share capital, to approve the removal of a director, to resolve that the Company be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation or winding-up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), except in the case of an amalgamation or merger transaction, which requires approval by 75% of the votes cast unless the Bye-Laws provide otherwise. The Company’s Bye-laws only require an ordinary resolution to approve an amalgamation. In addition, the Company’s Bye-laws confer express power on the board to reduce its issued share capital selectively with the authority of an ordinary resolution.

The Companies Act provides shareholders holding 10% of the Company’s voting shares the ability to request that the board of directors shall convene a meeting of shareholders to consider any business which the shareholders wish to be discussed by the shareholders including (as noted below) the removal of any director. However, the shareholders are not permitted to pass any resolutions relating to the management of the Company’s business affairs unless there is a pre-existing provision in the Company’s Bye-laws which confers such rights on the shareholders. Subject to compliance with the time limits prescribed by the Companies Act, shareholders holding 20% of the voting shares (or alternatively, 100 shareholders) may also require the directors to circulate a written statement not exceeding 1,000 words relating to any resolution or other matter proposed to be put before, or dealt with at, the annual general meeting of the Company.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares. There are no deadlines in the Companies Act relating to the time when votes must be exercised.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. The company’s relationship is with the registered holder of its shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner) then if the beneficial owner is entitled to the shares, the beneficial owner may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently, where rights to shares are held in a chain, the registered holder may appoint the beneficial owner as the registered holder’s proxy.

Directors. The Companies Act provides that the directors shall be elected or appointed by the shareholders. A director may be elected by a simple majority vote of shareholders, at a meeting where more than two shareholders are present in person or by proxy and entitled to vote (whatever the number of shares held by them). There are no provisions for cumulative voting in the Companies Act or the Bye-laws, and the Company’s Bye-laws do not contain any super-majority voting requirements. The appointment and removal of directors is covered by Bye-laws 86, 87 and 88.

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

Under the Company’s Bye-laws, the minimum number of directors comprising the board of directors at any time shall be two. The board of directors currently consists of seven directors. The quorum necessary for the transaction of business of the board may be fixed by the board and shall constitute a majority of the board, provided that a majority of directors present are neither resident or physically located in the United Kingdom or in a Combating the Financing of Terrorism Jurisdiction. The minimum and maximum number of directors comprising the board of directors from time to time shall be determined by way of an ordinary resolution of the shareholders of the Company. The shareholders may, at the annual general meeting by ordinary resolution, determine that one or more vacancies in the board of directors be deemed casual vacancies. The board of directors, so long as a quorum remains in office, shall have the power to fill such casual vacancies. Each director will hold office until the next annual general meeting or until his successor is appointed or elected. The shareholders may call a Special General Meeting for the purpose of removing a director, provided notice is served upon the concerned director 14 days prior to the meeting and he is entitled to be heard. Any vacancy created by such a removal may be filled at the meeting by the election of another person by the shareholders or in the absence of such election, by the board of directors.

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

The Company’s Bye-law 94 provides the board of directors with the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. The Company’s directors are not required to retire because of their age, and the directors are not required to be holders of the Company’s common shares. Directors serve for a one-year term, and shall serve until re-elected or until their successors are appointed at the next annual general meeting. The Company’s Bye-laws provide that no director, alternate director, officer or member of a committee, if any, resident representative, or his heirs, executors or administrators, whom we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency or deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.  The Company is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws. The indemnity provisions are covered by Bye-laws 138 through 146.

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

In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries and our affiliates, our ability to pay any dividends to shareholders will depend on our subsidiaries’ and affiliates distributing their earnings and cash flow to us.

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

Liquidation. In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C.      Material contracts

The following is a list of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report.

1.Bermuda Tax Assurance, dated May 23, 2011.
2.Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A.
3.Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
4.Additional Clauses to the Bareboat Charter Party dated September 9, 2015 between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
5.Common Terms Agreements, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015.
6.Amendment Agreement to Common Terms dated 5 July 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
7.Supplemental Agreement to Amendment to Common Terms dated September 18, 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
8.Indenture, dated February 17, 2017, between Golar LNG Limited and Deutsche Bank Trust Company Americas as a Bond Trustee.
9.Purchase and Sale Agreement, dated August 15, 2017, by and among Golar LNG Limited, KS Investments Pte. Ltd., Black & Veatch International Company and Golar Partners Operating LLC.
10. 2017 Long-Term Incentive Plan.
11.Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
12.First Amendment to Liquefaction Tolling Agreement, dated November 15, 2019, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
13.Second Amendment to Liquefaction Tolling Agreement, dated March 23, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
14.Third Amendment to Liquefaction Tolling Agreement, dated July 22, 2021, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.

15.Fourth Amendment to Liquefaction Tolling Agreement dated April 20, 2023, by and between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
16.Amendment Agreement, dated March 23, 2018, relating to the Purchase and Sale Agreement by and between Golar LNG Partners LP, Golar LNG Limited, KS Investments Pte. Ltd. and Black & Veatch International Company.
17.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated July 12, 2018.
18.Amended and Restated Limited Liability Company Agreement of Golar Hilli LLC, dated as of April 15, 2021, by and among Golar LNG Limited, Golar Partners Operating LLC, KSI Investments Pte. Ltd. and Black & Veatch International Corporation.
19.Golar LNG Partners LP Guarantee Agreement, dated as of July 12, 2018.
20.Lease and Operate Agreement, dated February 26, 2019, by and between Gimi MS Corporation and BP Mauritania Investments Limited.
21.Amended and Restated Deed relating to the Lease and Operate Agreement dated February 26, 2019, by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Offshore & Marine Limited, BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated September 3, 2021.
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
25.Third supplemental agreement to $700 million facility agreement dated February 17, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
26.Amendment to $700 million facility agreement dated July 7, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.
27.Omnibus Agreement, dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc.
28.Omnibus Agreement (Hygo), dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited party thereto and New Fortress Energy Inc.
29.Shareholders’ Agreement, dated as of April 15, 2021, by and among New Fortress Energy Inc., Golar LNG Limited and Stonepeak Infrastructure Fund II Cayman (G) Ltd.
30.$300 million unsecured Norwegian Bond dated March 11, 2022, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securities AS and Nordea Bank Abp.
31.Amendment to $300 million unsecured Norwegian Bond dated May 25, 2023, by and between Golar LNG Limited and Nordic Trustee AS.
32.Share purchase agreement dated January 26, 2022 by and between Cool Company Ltd and Golar LNG Limited.
33.Amendment agreement to share purchase agreement dated February 25, 2022 by and between Cool Company Ltd and Golar LNG Limited.
34.Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd.
35.Administrative services agreement dated June 30, 2022 by and between Golar Management Ltd and Cool Company Management Ltd.
36.Share purchase agreement dated May 31, 2022 by and between Golar LNG Limited and Asset Company 11 S.R.L.

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

D.      Exchange Controls

The Bermuda Monetary Authority, or the “BMA”, must give permission for all issuances and transfers of securities of a Bermuda exempted company, unless the proposed transaction is exempted by the BMA’s written general permissions, pursuant to the provision of the Exchange Control Act 1972 and related regulations. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on approved stock exchanges such as Nasdaq. Our common shares may therefore be freely transferred among persons who are residents or non-residents of Bermuda.

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

E.      Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the U.S. federal income taxation of certain of our operating income and a U.S. Holder, as defined below, of our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares applicable to all categories of investors, some of which (such as banks, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt or governmental organizations, tax-qualified retirement plans, insurance companies, persons holding our common shares as part of a straddle, appreciated financial position, synthetic security, hedger, conversion transaction or other integrated investment or risk reduction transaction, traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes, persons liable for alternative minimum tax, entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holder of interests therein, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons deemed to sell our common shares under the constructive sale provisions of the Code, persons that acquired our common shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” persons subject to the “base-erosion and anti-avoidance” tax and investors that own, actually or under applicable constructive ownership rules, 10% or more (by vote or value) of our shares of common shares) may be subject to special rules. This discussion addresses U.S. Holders who hold our common shares as a capital asset (generally, property held for investment). You are encouraged to consult with, and rely solely upon, your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law with respect to the ownership of our common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Department regulations promulgated thereunder (“Treasury Regulations”), administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the US IRS with respect to the statements made and the positions and conclusions described in the following summary. There can be no assurance that the US IRS or a court will agree with any of such statements, positions, or conclusions.

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

Section 883 Exemption

We and each of our subsidiaries generating transportation income, generally, will be eligible for the Section 883 Exemption and exempt from U.S. federal income taxation on our U.S. Source International Transportation Income if the following three conditions are met:

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

The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation, and (ii) the country of incorporation of each of our subsidiaries that earn U.S. Source International Transportation Income as foreign countries that satisfy the requirements set forth in the first bullet above. Accordingly, we believe that we and such subsidiary satisfy the Country of Organization Requirement.

In general, the Section 883 Exemption is not available to a corporation resident in a foreign country if 50% or more of the value of the stock of such corporation is owned by individuals who are not residents of such foreign country or another foreign country meeting the requirements of Section 883 of the Code (the “Qualified Shareholder Stock Ownership Test”). Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the Qualified Shareholder Stock Ownership Test. However, as described below, we believe that we will be able to satisfy the Publicly Traded Test (as defined below).

A foreign corporation that does not satisfy the Qualified Shareholder Stock Ownership Test may be eligible for the Section 883 Exemption if the stock of such corporation is primarily and regularly traded on an established securities market in such foreign country, in another foreign country meeting the requirements of Section 883, or in the United States (the “Publicly Traded Test”). Under the Treasury Regulations to Section 883, the stock of a foreign corporation will be considered to be “primarily traded” on an “established securities market” in a country if the number of shares of each class of stock that are traded during any taxable year on “established securities markets” in that country exceeds the number of shares in each such class that are traded during that year on “established securities markets” in any other single country. During 2023, we believe that our stock was “primarily traded” on the Nasdaq, which we believe constitutes an “established securities market” in the United States.

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

The Treasury Regulations to Section 883 further require that with respect to each class of stock relied upon in satisfying the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (the “Trading Frequency Test”); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (the “Trading Volume Test”). We believe that our common shares satisfied the Trading Frequency Test and the Trading Volume Test in 2023. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an “established securities market” in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Based on our public shareholdings for 2023, we do not believe that we were subject to the 5% Override Rule for our 2023 taxable year. Therefore, we believe that we satisfied the Publicly Traded Test for our 2023 taxable year and, as a result, that we and our subsidiaries that currently generate U.S. Source International Transportation Income are eligible for the Section 883 Exemption with respect to our U.S. Source International Transportation Income. This expectation is based upon factual matters that are subject to change and, in some cases, are not within our control. To the extent that we become subject to the 5% Override Rule in future years (as a result of changes in the ownership of our common shares), we may not be eligible for the Section 883 Exemption unless we can substantiate that we qualify for Qualified Shareholder Stock Ownership Test (described above).

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

Gain on Sale of Vessels

If we and our subsidiaries that generate U.S. Source International Transportation Income qualify for the Section 883 Exemption in respect of our U.S. Source International Transportation Income, the gain on the sale of any vessel earning such U.S. Source International Transportation Income should likewise be exempt from U.S. federal income tax. Even if we and our subsidiaries are unable to qualify for the Section 883 Exemption and we, as the seller of such vessel, are considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel may not be subject to U.S. federal income tax in certain circumstances. To the extent possible, we intend to structure sales of our vessels in a manner that would not be subject to U.S. federal income tax.

U.S. Taxation of U.S. Holders

The term “U.S. Holder” means a beneficial owner of our common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created, organized, or treated as organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust, or which has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

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

Distributions with Respect to Common Shares

Any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid on our common shares to a U.S. Holder who is an individual, trust, or estate (a “United States Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Stock Market); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under the heading “Passive Foreign Investment Company”; and (iii) the United States Individual Holder owns the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. However, there is no assurance that any dividends paid by us will be eligible for these preferential tax rates in the hands of United States Individual Holder. Any dividends paid by us, which are not eligible for these preferential tax rates, will be taxed as ordinary income to a United States Individual Holder. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid on our common shares generally will be income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares, on a dollar-for-dollar basis, and thereafter as a taxable capital gain.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of (i) any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary’s stock and (ii) any partnership in which we either own 25% or more of the equity interests (by value) or satisfy an “active partner” test and do not elect out of “look through” treatment for the partnership. To date, we and our subsidiaries have derived most of our income from the LTA for FLNG Hilli, as well as time and voyage charters for our legacy shipping operations. We believe this income should be treated as services income, and not as “passive income” for PFIC purposes. While there is substantial legal authority supporting our conclusions, including US IRS pronouncements concerning the characterization of income derived from time charters as services income, there is also authority that characterizes such time charter income as rental income rather than services income for other tax purposes.

Based on the foregoing, we believe that we were not a PFIC with respect to our 2023 taxable year or any prior taxable year. However, the US IRS or a court could disagree with our position. Because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because there is no controlling authority for determining whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for the current year or any future taxable year.

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

Bermuda Taxation

The following is a discussion of certain Bermuda tax considerations. As of March 15, 2024, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda organized entities and businesses that are constituent parts of multinational groups. A multinational group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR 750 million for two out of the last four fiscal years. If Bermuda organized entities and businesses that are constituent parts of a multinational group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including adjustments in respect of foreign tax credits applicable to the Bermuda organized entities and businesses).

The Minister of Finance in Bermuda has granted us a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by us in Bermuda. While we have such tax assurance under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”), the CIT Act applies notwithstanding any assurance given pursuant to the EUTP Act. Based on a number of operational, economic and regulatory assumptions with respect to the current year, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in 2025. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds in the future, we may be subject to taxation in Bermuda.

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

J.      Annual report to security holders

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

A discussion of our accounting policies for derivative financial instruments is included in note 2 “Basis of Preparation and Significant Accounting Policies” of our consolidated financial statements included herein. Further information on our exposure to various market risks arising on our financial instruments is included in note 27 “Financial Instruments” of our consolidated financial statements included herein. The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk and commodity price risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

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

As of December 31, 2023, the notional amount of interest rate swaps outstanding in respect of our debt obligation was $709.4 million, representing approximately 88.5% of our floating rate loans. The principal of our floating rate loans outstanding as of December 31, 2023 was $801.3 million. Based on our floating rate debt at December 31, 2023, a one-percentage point increase in the floating interest rate would increase our interest expense by $1.5 million per annum. See note 27 “Financial Instruments” of our consolidated financial statements included herein for additional information.

Foreign currency risk. The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. Dollars, which includes GBP, NOK, Euros and BRL in relation to our administrative office in the UK, operating expenses and capital expenditure projects incurred in a variety of foreign currencies. Based on our GBP and NOK expenses for 2023, a 10% depreciation of the U.S. Dollar against GBP and NOK would have increased our expenses by $0.9 million and $2.3 million, respectively.

The base currency of the majority of our seafaring officers’ remuneration was the Euro and XAF. Based on the crew costs incurred in 2023, a 10% depreciation of the U.S. Dollar against the Euro and XAF would have increased our crew cost for 2023 by $0.7 million and $0.5 million, respectively.

Commodity price risks. As of December 31, 2023, we have certain derivative instruments in relation to the LTA for FLNG Hilli and have entered in to commodity swaps to manage our commodity risks.

The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the exercised incremental capacity increase under the LTA as amended by LTA Amendment 3 whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/USD exchange rates.

Oil component: The realized gain/(loss) on oil derivative instrument represents the monthly billings above the FLNG Hilli base tolling fee of $60.00 per barrel over the contract term for 1.2 million tonnes of LNG. The unrealized gain/(loss) on oil derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the oil price moving above the contractual floor of $60.00 per barrel over the remaining term of the LTA. Based on the liquefaction services revenue invoiced in 2023, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Based on the realized gain on FLNG Hilli’s oil derivative instrument invoiced in 2023, a 10% change to the Brent linked crude oil price would have decreased our realized gain on FLNG Hilli’s oil derivative instrument for 2023 by $23.7 million.

Natural gas component: The realized gain/(loss) on gas derivative instrument represents the monthly billings above the contractual floor rate of $0.5652/MMBTu over the contract term for 0.2 million tonnes of LNG. The unrealized gain/(loss) on gas derivative instrument is determined using the estimated discounted cash flows of payments due as a result of the gas price moving above the contractual floor of $0.5652/MMBTu over the remaining term of the LTA. The tolling fee is linked to TTF and the Euro/USD foreign exchange movements. Based on the liquefaction services revenue invoiced in 2023, we bear no downside risk to the movement of natural gas prices should the TTF price move below $0.5652/MMBTu. Based on the realized gain on FLNG Hilli’s gas derivative instrument invoiced in 2023, a 10% change to the TTF linked gas price and USD against the Euro exchange rates used, would have decreased our realized gain on FLNG Hilli’s gas derivative instrument for 2023 by $9.9 million.

As of December 31, 2023, we were party to commodity swaps to manage our exposure to TTF prices arising from the portion of FLNG Hilli’s tolling fee that is linked to the TTF index (resulting from LTA Amendment 3). The notional quantity of commodity swaps outstanding was 1,613,004 MMBtu, hedging a portion of our 2024 exposure. Due to the offsetting positions of our commodity swaps, there is no exposure to TTF prices in our remaining hedges. See note 27 “Financial Instruments” of our consolidated financial statements included herein for additional information.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of our Company’s Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) and 15d-15(b) of the Exchange Act of 1934, as of December 31, 2023. At the time our Annual Report on Form 20-F for the year ended December 31, 2023 was filed on March 28, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

 (b)         Management’s annual report on internal control over financial reporting

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
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our published consolidated financial statements in accordance with U.S. GAAP.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2023, our internal control over financial reporting was effective.

Our independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of our consolidated financial statements included herein.

(d)          Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Lori Wheeler Naess and Daniel Rabun each qualify as an Audit Committee financial expert and are both independent, in accordance with Commission Rule 10a-3 pursuant to Section 10A of the Securities Exchange Act of 1934.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Conduct that applies to all our employees. A copy of our Code of Conduct may be found on our website www.golarlng.com. This website is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report. We will provide any person, free of charge, a copy of our Code of Conduct upon written request to our registered office. Additionally, our Code of Conduct is included as Exhibit 11.1 of this annual report. Any waivers that are granted from any provision of our Corporate Code of Business Ethics and Conduct may be disclosed on our website within five business days following the date of such waiver.

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

(in thousands of $)
Fiscal year ended December 31, 2023	$1,712
Fiscal year ended December 31, 2022	$1,563

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

(in thousands of $)
Fiscal year ended December 31, 2023	$71
Fiscal year ended December 31, 2022	$121

(c)      Audit Committee’s Pre-Approval Policies and Procedures

Our board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor in 2023 and 2022 were approved by our board of directors pursuant to the pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2023, our board of directors approved a share buyback program of up to $150 million of our common shares. During 2023, we repurchased an aggregate of 2.9 million shares for a cost of $61.7 million and concurrently cancelled our treasury shares. In March 2024, we repurchased a further 0.7 million shares for a cost of $14.2 million. All repurchases were made in open market transactions.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan or program	Maximum value of shares (in $) that may yet be purchased under the plan or program
June 1, 2023 to June 30, 2023	1,396,735	$21.06	1,396,735	120,552,576
August 24, 2023 to August 29, 2023	153,697	$21.36	153,697	117,266,529
November 22, 2023 to November 30, 2023	782,601	$21.59	782,601	100,351,370
December 1, 2023 to December 19, 2023	564,001	$21.32	564,001	88,316,948
March 1, 2024 to March 7, 2024	678,676	$20.87	678,676	74,137,472
Total	3,575,710		3,575,710

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading compliance policy that governs the purchase, sale, and other dispositions of our securities by our officers, directors, board members, employees (full and part-time), and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established comprehensive cybersecurity risk management procedures, encompassing vulnerability assessments, application security assessments, penetration testing, security audits, and ongoing risk evaluations. Additionally, we have implemented cybersecurity and data protection policies, along with annual security training, to proactively mitigate risks and ensure regulatory compliance. In the event of an incident, we intend to follow our incident response plan, which outlines the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g., legal), as well as senior leadership and the board of directors, as appropriate.

To further enhance our cybersecurity posture, we engage a third-party service provider for comprehensive support in identifying, assessing, managing, and mitigating risks associated with cybersecurity threats and incidents. We recognize that third-party service providers may introduce cybersecurity risks. In an effort to mitigate these risks, we assess third party cybersecurity controls through a cybersecurity questionnaire and include security and privacy addenda to our contracts where applicable.

The above cybersecurity risk management processes are integrated into our overall risk management program. Cybersecurity threats are understood to be dynamic and to intersect with various other enterprise risks. As such, cybersecurity is considered an integral component of our enterprise-wide risk management approach. The responsibility for identifying risks that may impede the effectiveness of our control activities rests with the management. An annual risk assessment process, or as necessitated by evolving business needs, is in place. Each identified risk is evaluated based on its potential impact and the likelihood of occurrence.

Our Head of Information Technology (“IT”) with nearly two decades of experience in information technology, oversees risk related to our IT. This role is further supported by the Group Lead in Electro Instrument Control Telecom (“EICT”), specifically focusing on risks within operational technology. This collaborative oversight is designed to create a robust approach to safeguarding our information systems against potential threats.

Governance

The Head of IT and EICT Group Lead update the Cybersecurity Steering Committee (“CSC”) when potential risks arising from cybersecurity threats and incidents are identified. The CSC includes key executives such as the Chief Financial Officer, Chief Accounting Officer, Head of Legal, Head of Investor Relations, and Head of IT. The committee is responsible for assessing the materiality of cybersecurity risks and incidents. Significant cybersecurity risks identified by the CSC are communicated to the Audit Committee, and a comprehensive report is subsequently presented to the board of directors.

As of March 15, 2024, though Golar and our service providers have experienced certain cybersecurity incidents, we are not aware of any identified material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect Golar, our business strategy, results of operations and financial condition.

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through to F-67 are filed as part of this Annual Report.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Description of Exhibit
1.1**
Memorandum of Association of Golar LNG Limited as adopted on May 9, 2001, incorporated by reference to Exhibit 1.1 of Golar LNG Limited’s Registration Statement on Form 20-F, filed with the Commission on November 27, 2002, File No. 00050113, or the Original Registration Statement.

1.2**	Bye-Laws of Golar LNG Limited amended and adopted September 20, 2013, incorporated by reference to Exhibit 3.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on July 1, 2014.
1.3**	Bye-Laws of Golar LNG Limited amended and adopted September 24, 2020, incorporated by reference to Exhibit 4.1 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on November 30, 2020.
1.4**	Certificate of Incorporation as adopted on May 10, 2001, incorporated by reference to Exhibit 1.3 of Golar LNG Limited’s Original Registration Statement.

Number	Description of Exhibit
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

2.1**	Form of share certificate incorporated by reference to Exhibit 2.1 of Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
2.2*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1**	Bermuda Tax Assurance, dated May 23, 2011, incorporated by reference to Exhibit 4.4 of Golar LNG Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
4.2**
Memorandum of Agreement, dated September 9, 2015, by and between Golar Hilli Corporation and Fortune Lianjiang Shipping S.A., providing for, among other things, the sale and leaseback of the Hilli, incorporated by reference to Exhibit 4.21 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

4.3**
Bareboat charter by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A., dated September 9, 2015, incorporated by reference to Exhibit 4.2 to Golar LNG Limited’s Report of Foreign Issuer on Form 6-K filed on August 31, 2018.

4.4**
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

4.6*/++	Amendment Agreement to Common Terms dated 5 July 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
4.7*	Supplemental Agreement to Amendment to Common Terms dated September 18, 2023, by and between Golar Hilli Corp. and Fortune Lianjiang Shipping S.A.
4.8**	2017 long-term incentive plan, incorporated by reference to Exhibit 4.6 to Golar LNG Limited's Registration statement on form S-8, filed on November 20, 2017.
4.9**/+
Liquefaction Tolling Agreement, dated November 29, 2017, between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU, incorporated by reference to Exhibit 4.29 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Number	Description of Exhibit
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

4.13*/++	Fourth Amendment to Liquefaction Tolling Agreement dated April 20, 2023, by and between Société Nationale des Hydrocarbures, Perenco Cameroon SA, Golar Hilli Corporation and Golar Cameroon SASU.
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

4.17**/+
Amended and Restated Deed relating to the Lease and Operate Agreement dated February 26, 2019 by and between Gimi MS Corporation, Golar MS Operator S.A.R.L., BP Mauritania Investments Limited, Golar LNG Limited, Keppel Offshore & Marine Limited, BP Exploration Operating Company Limited, Kosmos Energy Limited and BP Senegal Investments Limited, dated September 3, 2021 incorporated by reference to Exhibit 4.18 to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

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

4.20**/++
Second supplemental agreement to $700 million facility agreement dated March 2, 2021, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis, incorporated by reference to Exhibit 4.20 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.21**/++
Third supplemental agreement to $700 million facility agreement dated February 17, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis, incorporated by reference to Exhibit 4.22 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

4.22*	Amendment to $700 million facility agreement dated July 7, 2023, by and between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V. and Natixis.

Number	Description of Exhibit
4.23**
Omnibus Agreement dated as of April 15, 2021, by and among Golar LNG Limited, certain direct and indirect subsidiaries of Golar LNG Limited and New Fortress Energy, Inc, incorporated by reference to Exhibit 4.23 to Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

4.24**
$300 million unsecured Norwegian Bond dated March 11, 2022, by and between Golar LNG Limited, DNB Bank ASA, Danske Bank A/S, Pareto Securities AS and Nordea Bank Abp, incorporated by reference to Exhibit 4.28 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

4.25*	Amendment to $300 million unsecured Norwegian Bond dated May 25, 2023, by and between Golar LNG Limited and Nordic Trustee AS.
4.26**/++
Share purchase agreement dated June 30, 2022 by and between Golar Management (Bermuda) Limited and Cool Company Ltd. incorporated by reference to Exhibit 4.33 of Golar LNG Limited Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

4.27**/++
Share purchase agreement dated May 31, 2022 by and between Golar LNG Limited and Asset Company 11 S.R.L. incorporated by reference to Exhibit 4.35 to Golar LNG Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

8.1*	Golar LNG Limited subsidiaries.
11.1*	Golar LNG Limited Code of Conduct amended and adopted on November 30, 2023.
12.1*	Certification of the Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.

Number	Description of Exhibit
97.1*	Golar LNG Limited Incentive-Based Compensation Recoupment Policy adopted on August 7, 2023.

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

Golar LNG Limited
(Registrant)

Date	March 28, 2024	By	/s/ Eduardo Maranhão
Eduardo Maranhão
Principal Financial Officer

GOLAR LNG LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Golar LNG Limited
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golar LNG Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of Vessels and equipment, net and Asset under development
Description of the matter
As described in Note 19 and Note 18 to the consolidated financial statements, at December 31, 2023, the Company’s consolidated “Vessels and equipment, net” and “Asset under development” balances were $1,077.7 million and $1,562.8 million, respectively. As more fully described in Note 2 to the consolidated financial statements, management performs an annual impairment assessment to evaluate whether events or changes in circumstances could indicate that the carrying value of vessels and asset under development may not be recoverable. To evaluate whether there are impairment indicators, management considers significant current and future customer contracts and broker valuations, amongst other events and circumstances. Specifically, for FLNG Hilli, significant judgment was applied in assessing whether the brokers’ valuation methodologies and assumptions were appropriate given the uncertainty with respect to the utilization of FLNG Hilli after expiry of its current contract in July 2026. For FLNG Gimi, significant judgment was applied in determining the estimated forecasted returns calculated in the vessel’s economic model. As a result of the assessment, the Company determined that there are no impairment indicators for FLNG Hilli and FLNG Gimi at December 31, 2023.

Auditing the Company’s impairment assessment was complex due to the level of judgment and estimation uncertainty involved, specifically in assessing the broker’s valuation methodology and assumptions used for FLNG Hilli and the estimated forecasted returns applied in the vessel’s economic model for FLNG Gimi. These significant judgments were subjective and dependent upon future events.

How we addressed the matter in our audit
Our audit procedures included obtaining an understanding of the Company’s impairment assessment process and evaluating the design and testing the operating effectiveness of controls, including management’s review control over the assessment for impairment indicators.

As part of our audit procedures, we evaluated management’s impairment indicator assessment by comparing the methodology applied against the accounting guidance in ASC 360 – Property, Plant and Equipment.

Our procedures also included, amongst others, evaluating the objectivity and competence of the third party brokers who performed the valuations of FLNG Hilli, by considering the scope of work that they were engaged to perform, their professional qualifications, the existence of any other relationships with the Company and their relevant experience. We compared the book value of FLNG Hilli to the average of the broker’s valuations. We reviewed the broker valuation reports to understand the valuation methodologies used, where stipulated, and compared the input assumptions and information provided to the brokers by management to vessel records and supporting documentation. Our valuation specialists assisted us in our evaluation of the discount rate calculated by one of the brokers by comparing the discount rate to an independent calculation using observable market data such as competitor's betas and gearing. We also performed inquiries of management to understand the current redeployment options being pursued for FLNG Hilli after expiry of its current contract in July 2026.

We compared the key inputs into management’s economic model for FLNG Gimi to the customer contract and underlying source documents covering the construction, future expected revenues and financing arrangements. We reviewed the mathematical accuracy of the model and made inquiries of management to understand the timeline prior to commencement of commercial operations and the impact of related cash flows, including the recoverability of project delay payments.

In addition, we assessed the adequacy of the related impairment indicator assessment disclosures in the consolidated financial statements against the requirements of the relevant accounting standards.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
March 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Golar LNG Limited

Opinion on Internal Control Over Financial Reporting

We have audited Golar LNG Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Golar LNG Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated March 28, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 28, 2024

GOLAR LNG LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of $, except per share amounts)	Notes	2023	2022	2021
Liquefaction services revenue	7	245,418	213,970	221,020
Vessel management fees and other revenues	7	35,086	44,085	27,777
Time and voyage charter revenues	13	17,925	9,685	11,476
Total operating revenues	6	298,429	267,740	260,273

Vessel operating expenses	6	(91,149)	(72,802)	(64,366)
Voyage, charterhire and commission expenses	6	(2,183)	(2,444)	(669)
Administrative expenses	6	(33,462)	(38,100)	(35,311)
Project development expenses	6	(39,130)	(8,017)	(2,521)
Depreciation and amortization	19	(50,294)	(51,712)	(55,362)
Impairment of long-lived assets	19	(5,021)	(76,155)	—
Total operating expenses		(221,239)	(249,230)	(158,229)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	5, 6, 8	(84,751)	520,997	204,663
Other operating gain/(loss)	6, 7	23,359	(15,417)	—
Total other operating (loss)/income		(61,392)	505,580	204,663

Operating income		15,798	524,090	306,707

Realized and unrealized mark-to-market (loss)/gain on our investment in listed equity securities		(62,308)	400,966	(295,777)
Other non-operating income/(loss), net		9,823	11,916	(66,027)
Total other non-operating (loss)/income	9	(52,485)	412,882	(361,804)

Interest income	27, 28	46,061	12,225	128
Interest expense, net		—	(19,286)	(34,486)
(Losses)/gains on derivative instruments, net	10	(7,227)	71,497	24,348
Other financial items, net	10, 28	(900)	(5,380)	693
Net financial income/(expense)		37,934	59,056	(9,317)

Income/(loss) before taxes and net (loss)/income from equity method investments		1,247	996,028	(64,414)
Income tax (expense)/benefit	11	(1,870)	438	(1,440)
Net (loss)/income from equity method investments	17	(2,520)	19,041	1,080
Net (loss)/income from continuing operations		(3,143)	1,015,507	(64,774)

Net income/(loss) from discontinued operations	14	293	(76,450)	625,389

Net (loss)/income		(2,850)	939,057	560,615

Net income attributable to non-controlling interests - continuing operations		(43,943)	(143,078)	(111,186)
Net income attributable to non-controlling interests - discontinued operations		—	(8,206)	(35,578)
Total net income attributable to non-controlling interests		(43,943)	(151,284)	(146,764)

Net (loss)/income attributable to stockholders of Golar LNG Limited		(46,793)	787,773	413,851

(Loss)/earnings per share attributable to Golar LNG Limited stockholders Per common share amounts
Basic (loss)/earnings per share from continuing operations	12	$(0.44)	$8.09	$(1.60)
Dilutive (loss)/earnings per share from continuing operations	12	$(0.44)	$8.04	$(1.60)
Basic and diluted earnings/(loss) per share from discontinued operations	12	0.00	$(0.79)	$5.38

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of $)	Notes	2023	2022	2021

Net (loss)/income		(2,850)	939,057	560,615

Other comprehensive income
Gain associated with pensions, net of tax	25	1,227	5,820	5,006
Share of equity method investment’s comprehensive losses from continuing operations (1)	17	(488)	(797)	—
Share of equity method investment’s comprehensive losses from discontinued operations (1)		—	—	(3,147)
Realized accumulated comprehensive income on disposal of investment in affiliate		—	—	43,380
Net other comprehensive income		739	5,023	45,239

Comprehensive (loss)/income		(2,111)	944,080	605,854

Comprehensive (loss)/income attributable to:
Stockholders of Golar LNG Limited		(46,054)	792,796	459,090
Non-controlling interests - continuing operations		43,943	143,078	111,186
Non-controlling interests - discontinued operations		—	8,206	35,578
Comprehensive (loss)/income		(2,111)	944,080	605,854
(1) No tax impact for the years ended December 31, 2023, 2022 and 2021.

The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

(in thousands of $)	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents		679,225	878,838
Restricted cash and short-term deposits	15	18,115	21,693
Trade accounts receivable		38,915	41,545
Amounts due from related parties	28	7,312	475
Current assets held for sale		—	721
Other current assets	16	71,997	315,234
Total current assets		815,564	1,258,506

Non-current assets
Restricted cash	15	74,130	112,350
Equity method investments	17	53,982	104,108
Asset under development	18	1,562,828	1,152,032
Vessels and equipment, net	19	1,077,677	1,137,053
Non-current amounts due from related parties	28	—	3,472
Other non-current assets	20	499,806	512,039
Total assets		4,083,987	4,279,560

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	21	(342,566)	(344,778)
Trade accounts payable		(7,454)	(8,983)
Accrued expenses	22	(144,810)	(32,833)
Current liabilities held for sale		—	(373)
Other current liabilities	23	(50,950)	(27,445)
Total current liabilities		(545,780)	(414,412)

Non-current liabilities
Long-term debt	21	(874,164)	(844,546)
Other non-current liabilities	24	(61,600)	(120,428)
Total liabilities		(1,481,544)	(1,379,386)

Commitments and contingencies EQUITY	29
Share capital 104,578,080 common shares of $1.00 each issued and outstanding (2022: 107,225,832)	26	(104,578)	(107,226)
Additional paid-in capital		(1,691,128)	(1,936,746)
Contributed surplus		(200,000)	(200,000)
Accumulated other comprehensive loss		5,072	5,811
Retained earnings		(77,035)	(262,063)
Total stockholders’ equity		(2,067,669)	(2,500,224)
Non-controlling interests	5	(534,774)	(399,950)
Total equity		(2,602,443)	(2,900,174)
Total liabilities and equity		(4,083,987)	(4,279,560)
The accompanying notes are an integral part of these consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of $)	Notes	2023	2022	2021
OPERATING ACTIVITIES
Net (loss)/income		(2,850)	939,057	560,615
Add: Net (income)/loss from discontinued operations		(293)	76,450	(625,389)
Net (loss)/income from continuing operations		(3,143)	1,015,507	(64,774)
Adjustments to reconcile net (loss)/income from continuing operations to net cash provided by/(used in) operating activities:
Depreciation and amortization	19	50,294	51,712	55,362
Loss on disposal of long lived asset	19	491	—	—
Impairment of long-lived assets	19	5,021	76,155	—
Amortization of deferred charges and debt guarantees, net		1,822	3,555	1,768
Net loss/(income) from equity method investments	17	2,520	(19,041)	(1,080)
Drydocking expenditure		(6,724)	—	—
Compensation cost related to employee stock awards		5,824	3,410	2,625
Net foreign exchange losses/(gains)		941	(1,584)	383
Change in fair value of investment in listed equity securities	9	62,308	(400,966)	295,777
Change in fair value of derivative instruments (interest rate swaps)	10	15,582	(72,269)	(27,016)
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		272,117	(311,585)	(181,487)
Change in assets and liabilities:
Trade accounts receivable		3,205	(10,917)	(3,083)
Other current and non-current assets		(266,025)	(26,692)	(1,409)
Amounts due from related parties		172	367	144
Trade accounts payable		(18)	3,085	(4,648)
Accrued expenses		8,554	(4,213)	(11,957)
Other current and non-current liabilities (1)		(18,335)	(27,470)	59,776
Net cash provided by continuing operations		134,606	279,054	120,381

Net income/(loss) from discontinued operations	14	293	(76,450)	625,389
Drydocking expenditure		—	—	(1,591)
Deconsolidation of lessor VIEs		—	(59,085)	—
Depreciation and amortization		20	8,732	50,590
Amortization of deferred charges		—	3,932	1,280
(Gain)/loss on disposal and impairment of long-lived assets	14	(27)	105,201	(564,902)
Compensation cost related to employee stock awards	14	3	239	897
Net foreign exchange losses		17	571	82
Change in assets and liabilities:
Trade accounts receivable		—	837	1,836
Other current and non-current assets		300	(5,299)	1,737
Amounts due from related parties		—	(804)	(9,563)
Trade accounts payable		(2)	(7,472)	5,598
Accrued expenses		(165)	(6,134)	18,147
Other current and non-current liabilities		(163)	(24,941)	3,999
Net cash provided by/(used in) discontinued operations		276	(60,673)	133,499

(in thousands of $)	Notes	2023	2022	2021
INVESTING ACTIVITIES
Additions to asset under development		(308,093)	(267,421)	(213,481)
Deposit paid for vessel		(15,500)	—	—
Additions to equity method investments	17	(9,678)	(2,447)	(8,625)
Short-term loan advanced to related parties	28	(3,561)	—	(1,750)
Additions to vessels and equipment		(1,621)	—	—
Proceeds from short-term loan advanced to related parties		60	—	—
Dividends received from listed equity securities		9,824	5,328	5,029
Consideration received for long-lived assets held for sale		15,190	—	—
Proceeds from sale of listed equity securities		45,552	625,844	—
Proceeds from sale of equity method investment		56,097	97,844	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	80,021	39,275	25,403
Net cash (used in)/provided by investing activities		(131,709)	498,423	(193,424)

Net proceeds from disposals of long-lived assets	14	—	569,298	119,535
Dividends received		—	—	460
Additions to vessels and equipment		—	—	(925)
Net cash provided by discontinued investing activities	2	—	569,298	119,070

FINANCING ACTIVITIES
Repayments of short-term and long-term debt		(125,925)	(719,917)	(289,148)
Cash dividends paid		(102,897)	(55,169)	(33,136)
Reacquisition of common units in Golar Hilli LLC		(100,047)	—	—
Purchase of treasury shares	26	(61,684)	(25,479)	(24,484)
Financing costs paid		(10,445)	(9,599)	(13,300)
Proceeds from exercise of share options		—	161	—
Proceeds from short-term and long-term debt		156,045	276,640	411,866
Net cash (used in)/provided by financing activities		(244,953)	(533,363)	51,798

Proceeds from short-term and long-term debt		—	—	168,402
Repayments of short-term and long-term debt		—	(158,000)	(268,107)
Financing costs paid		—	(280)	(3,700)
Net cash used in discontinued financing activities		—	(158,280)	(103,405)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		369	80,869	65,316
Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the end of period		—	369	80,869
Net decrease/(increase) in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		369	80,500	(15,553)

Net (decrease)/increase in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	14	(241,411)	674,959	112,366
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	14	1,012,881	337,922	225,556
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		771,470	1,012,881	337,922

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid, net of capitalized interest (2)		—	74,566	35,887
Income taxes paid		857	1,465	694

(1) Includes accretion of discount on convertible bonds of $nil , $1.7 million and $15.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.
(2) Includes interest paid of $24.3 million, $92.6 million, $48.2 million and capitalized interest of $27.1 million, $18.0 million, $12.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	Notes	2023	2022	2021	2020
Cash and cash equivalents		679,225	878,838	231,849	85,996
Restricted cash and short-term deposits	15	18,115	21,693	34,025	77,540
Restricted cash (non-current portion)	15	74,130	112,350	72,048	62,020
		771,470	1,012,881	337,922	225,556

GOLAR LNG LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(in thousands of $)	Notes	Share Capital	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss (1)	Retained (Losses)/Earnings	Non-controlling Interests	Total Equity
Balance at December 31, 2020		109,944	1,969,602	200,000	(56,073)	(930,950)	338,124	1,630,647
Net income		—	—	—	—	413,851	146,764	560,615
Dividends		—	—	—	—	—	(37,136)	(37,136)
Employee stock compensation		—	4,330	—	—	—	—	4,330
Forfeiture of employee stock compensation		—	(809)	—	—	—	—	(809)
Restricted stock units		264	(264)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	25,403	25,403
Repurchase and cancellation of treasury shares	26	(1,985)	—	—	—	(22,499)	—	(24,484)
Realized accumulated comprehensive losses on disposal of investment in affiliate		—	—	—	43,380	—	—	43,380
Deconsolidation of lessor VIEs	5	—	—	—	—	—	(25,888)	(25,888)
Other comprehensive income		—	—	—	1,859	—	—	1,859
Balance at December 31, 2021		108,223	1,972,859	200,000	(10,834)	(539,598)	447,267	2,177,917
Opening adjustment (2)	3	—	(39,861)	—	—	38,175	—	(1,686)
Adjusted balance at January 1, 2022		108,223	1,932,998	200,000	(10,834)	(501,423)	447,267	2,176,231
Net income		—	—	—	—	787,773	151,284	939,057
Dividends		—	—	—	—	—	(55,169)	(55,169)
Exercise of share options		6	155	—	—	—	—	161
Employee stock compensation		—	3,937	—	—	—	—	3,937
Forfeiture of employee stock compensation		—	(157)	—	—	—	—	(157)
Restricted stock units		187	(187)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	39,275	39,275
Repurchase and cancellation of treasury shares	26	(1,190)	—	—	—	(24,287)	—	(25,477)
Deconsolidation of lessor VIEs	5	—	—	—		—	(182,707)	(182,707)
Other comprehensive income		—	—	—	5,023	—	—	5,023
Balance at December 31, 2022		107,226	1,936,746	200,000	(5,811)	262,063	399,950	2,900,174
Net (loss)/income		—	—	—	—	(46,793)	43,943	(2,850)
Dividends		—	—	—	—	(79,448)	(23,449)	(102,897)
Employee stock compensation		—	5,989	—	—	—	—	5,989
Forfeiture of employee stock compensation		—	(109)	—	—	—	—	(109)
Restricted stock units		249	(249)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	5	—	—	—	—	—	80,021	80,021
Repurchase and cancellation of treasury shares	26	(2,897)	—	—	—	(58,787)	—	(61,684)
Other comprehensive income		—	—	—	739	—	—	739
Reacquisition of common units of Golar Hilli LLC	5	—	(251,249)	—	—	—	34,309	(216,940)
Balance at December 31, 2023		104,578	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
(1) As of December 31, 2023, 2022 and 2021, our accumulated other comprehensive loss consisted of (i) $3.8 million, $5.0 million and $10.8 million losses in relation to our pension and post retirement benefit plan and (ii) $1.3 million, $0.8 million and $nil share of equity method investment’s comprehensive losses from continuing operations, respectively.

(2) Opening adjustment to the December 31, 2021 equity relates to the adoption of ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815), relating to an amendment to simplify an issuer’s accounting for convertible instruments, such convertible debt was derecognized in February 2022.

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

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas, storage and offloading of LNG. As of December 31, 2023, our fleet was comprised of two floating liquefaction natural gas vessels (“FLNGs”), the Hilli Episeyo (the “FLNG Hilli”) which is operational and Gimi (the “FLNG Gimi”), which is now moored offshore Mauritania and Senegal, ready for connection to the upstream project infrastructure and one LNG carrier, the Golar Arctic.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accounting policies set out below have been applied consistently to all periods in these consolidated financial statements.

Principles of consolidation

A variable interest entity (“VIE”) is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision-making ability and an interest in the entity’s residual risks and rewards, (b) equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. These consolidated financial statements consolidate the entities listed in notes 4 and 5.

Investments in entities in which we directly or indirectly hold more than 50% of the voting control are consolidated in our consolidated financial statements unless the non-controlling interests have substantive participating rights that allow the non-controlling interests to effectively participate in significant financial and operating decisions of the entity that are made in the ordinary course of business.

All inter-company balances and transactions of consolidated entities are eliminated. The non-controlling interests of our consolidated subsidiaries are included in our consolidated financial statements in line-item “non-controlling interests”.

Changes in our ownership interest while we retain a controlling financial interest in a subsidiary are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect changes in our ownership interest, with any difference between the fair value of consideration and the amount of the adjusted non-controlling interest being recognized in equity. We recognize a gain or loss when a subsidiary issues its stock to third parties at a price per share in excess or below its carrying value resulting in a reduction in our ownership interest in the subsidiary. The gain or loss is recorded in line-item “Additional paid-in capital” within the statement of changes in equity. When a consolidated subsidiary issues preferred stock, such preferred stock is classified as equity. Preferred stock issued by a consolidated subsidiary to non-controlling interests is recorded as non-controlling interests for the proceeds received upon issuance.

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

Use of estimates

The preparation of our consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels and asset under development and the valuation of our oil and gas derivative instruments.

Fair value measurements

We account for fair value measurements in accordance with ASC 820 Fair value measurement to measure assets and liabilities. Fair value, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we use observable market data when available, or models that incorporate observable market data. In the absence of such data, we consider information that we believe that market participants would take into account in measuring fair value.

Lease versus revenue accounting

Contracts relating to our LNG carrier and FLNG assets can take various forms including leases, tolling services and management service agreements. To determine whether a contract contains a lease agreement for a period of time, at inception of the agreement we assess whether, throughout the period of use, the counterparty has both of the following:

•the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•the right to direct the use of that identified asset.

If a contract conveys both of these rights we generally account for the agreement as a lease and if a contract does not convey both of these rights, we generally account for the agreement as a revenue contract with a customer. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e., another third party could contract for a meaningful amount of the asset capacity). In situations where we have historically provided management services unrelated to an asset contract, we account for the contract as a revenue contract with a customer.

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

If none of these criteria are met for a lessor, the lease will be classified as a direct financing lease (if the present value of the sum of the lease payments and any residual value guarantee present equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect lease payments and any residual value guarantee) or an operating lease. If none of these criteria are met for a lessee, the lease will be classified as an operating lease.

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

•Lessor accounting

Lease accounting generally commences when the asset is made available to the counterparty, however, where a contract contains specific acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance tests. We assess a lease under the modification guidance when there is a change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

For operating leases, costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront net revenue payments (for example positioning fees) for operating leases to our consolidated balance sheet and amortize these amounts in the consolidated statement of income over the lease term. Fixed revenue from operating leases is accounted for on a straight-line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable payments based on a rate or index. For our operating leases for LNG carriers, we have historically elected the practical expedient to combine our service revenue and operating lease income generated from our time charter agreements as both the timing and the pattern of transfer of the components are the same.

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

Under time charters, voyage expenses are generally paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is off-hire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred. Bunkers consumption represents mainly bunkers consumed during commercial waiting time and off-hire.

Revenue accounting

Contracts within the scope of revenue accounting are generally those that do not contain a lease or that form part of our ordinary activities of developing and operating FLNG projects. Contracts with a customer are assessed to identify the performance obligations in the contract, determine the transaction price and allocation of the transaction price to the performance obligations identified. Revenue is recognized when the performance obligations are satisfied – either at a point in time or over time, considering the appropriate pattern of transfer of control over time. Contract liabilities arise when the customer makes payments in advance of receiving services while contract assets arise when services are provided in advance of customer payments being received.

•Liquefaction services revenue

For liquefaction services revenue, the provision of liquefaction services capacity is considered a single performance obligation recognized evenly over time. We consider our services (the receipt of customer’s gas, treatment and temporary storage on board our FLNG and delivery of LNG to waiting carriers) to be a series of distinct services that are substantially the same and have the same pattern of transfer to our customer. We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice. Overproduction and underutilization arrangements in the LTA are variable consideration, estimated using the expected value method and recognized using the output method to the extent it is probable that a significant reversal will not occur.

Contractual payment terms for liquefaction services is monthly in arrears. The period between invoicing and due date is not significant.

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

•Cool Pool

Pool revenues and expenses under the legacy Cool Pool arrangement are accounted for in accordance with the guidance for collaborative arrangements when two (or more) parties are active participants in the activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. Active participation is deemed to occur when participating on the Cool Pool steering committee.

When accounting for a collaborative arrangement, we present our share of net income earned under the Cool Pool across a number of lines in our consolidated statement of operations. Net revenue and expenses incurred specifically to Golar vessels and for which we are deemed to be the principal, are presented gross on the face of our consolidated statement of operations in the line items “Time and voyage charter revenues” and “Voyage, charterhire and commission expenses.” Pool net revenues, generated by the other participants in the pooling arrangement, are presented separately in revenue and expenses from collaborative arrangements. Each participant’s share of the net pool revenues is based on the number of days such vessels participated in the pool. Refer to note 28 for an analysis of the impact of our legacy pooling arrangement on our consolidated statement of operations.

Absent the presence of a collaborative arrangement, we present our gross share of income earned and costs incurred under the Cool Pool on the face of our consolidated statement of operations in the line items “Time and voyage charter revenues” and “Voyage, charterhire and commission expenses” respectively. For pool net revenues and expenses generated by the other participants in the legacy pooling arrangement, we analogize these to be either the cost of obtaining a contract or the benefit of operating within the Cool Pool, which are included in the line item “Voyage, charterhire and commission expenses” on our consolidated statement of operations .

Leases as lessee

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

LOH policies provides coverage for loss of revenue for our insured vessels and related claims are generally considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized on the face of our consolidated statement of operations in the line item “Other operating gains/(losses)”.

H&M policies protects us from damages in relation to our vessels and on-board equipment. Our insurance policies are considered loss recoveries. We recognize costs incurred at the time a loss event occurs. Insurance proceeds received from insured losses are recognized when considered probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M costs and insurance recoveries are recognized on the face of our consolidated statement of operations in line item “Vessel operating expenses”.

Vessel operating expenses

Vessel operating expenses are recognized when incurred and include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third-party management fees.

Project development expenses

Project development expenses are recognized when incurred and include legal, professional, consultancy, integration and non-core feasibility projects and other costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization.

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

Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months. Interest income earned on our short-term deposits are recognized on an accrual basis on the face of our consolidated statement of operations in line item “Interest income”.

Amounts are presented net of allowances for expected credit losses, which are assessed considering whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

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

Equity method investments

Equity method investments relate to our investments in entities over which we have significant influence, but over which we do not exercise control or have the power to control their financial and operational policies. Investments in these entities are accounted for by the equity method of accounting. This may also extend to certain investments in entities in which we hold a majority voting or ownership interest, but we do not control, due to the other parties’ substantive participating rights. Under this method, we record our investment at cost and adjust the carrying amount for our share of the income or losses from these equity method investments subsequent to the date of the investment and report the recognized earnings or losses in income. Dividends received from an equity method investment reduce the carrying amount of the investment. When we decrease our investment in equity method investments but continue to retain significant influence, we recognize a gain or loss for the difference between proceeds and carrying amount of the investment sold in the statement of operations line item “Net (losses)/income from equity method investments”. The excess, if any, of the purchase price over book value of our equity method investments, or basis difference, is included in our consolidated balance sheets included in the carrying amount of our equity method investment. We allocate the basis difference across the assets and liabilities of the investee, with the residual assigned to goodwill. Any negative goodwill is recognized immediately in the income statement as a gain on bargain purchase. The basis difference will then be amortized through our consolidated statements of operations as part of the equity method of accounting.

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

The cost of construction of FLNG Hilli’s mooring equipment is capitalized and depreciated over the term of the LTA.

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

The capital costs include the addition of new equipment or modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel. These expenditures are capitalized and depreciated over the remaining useful life of the vessel.  Expenditures of routine repairs and maintenance nature that do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred.

Useful lives applied in depreciation are as follows:

Vessels (excluding FLNG)	40 years
Vessels - FLNG	30 years from conversion date
Deferred drydocking expenditure	5 years
Deferred drydocking expenditure - FLNG	20 years
Mooring equipment - FLNG	8 years
Office equipment and fittings	3 to 6 years

Asset under development

An asset is classified as an asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost. All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized. Nonrefundable reimbursements are offset against the cost incurred for the construction of the asset. Interest costs directly attributable to construction of the asset are capitalized. Capitalization ceases and depreciation commences once the asset is completed and available for its intended use.

Interest costs capitalized

Interest is capitalized on all qualifying assets that require a period of time to get ready for their intended use. Qualifying assets consist of new vessels under construction, asset under development and vessels undergoing conversion into FLNGs for our own use. In addition, certain equity method investments may be considered qualifying assets prior to commencement of their planned principal operation. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the assets for their intended use are complete. If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period.

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

Held for sale assets and disposal group

Individual assets or subsidiaries to be disposed of, by sale or otherwise in a single transaction, are classified as held for sale if all of the following criteria are met at the balance sheet date:

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

Assets or subsidiaries held for sale are carried at the lower of their carrying amount and fair value less costs to sell. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued. As an exception, investments in associates classified as held for sale continue to be measured in accordance with ASC 323 Investments - Equity Method and Joint Venture. Upon classification as held for sale, the assets are no longer depreciated.

If, at any time, the criteria for held for sale is no longer met, then the asset or disposal group will be reclassified to held and used. The asset or disposal group will be valued at the lower of the carrying amount before the asset or disposal group was classified as held for sale (as adjusted for any subsequent depreciation and amortization) and its fair value at the date of the subsequent decision not to sell. The effect of any such adjustment would be included in our income from continuing operations at the date of the decision not to sell and/or for the period in which the criterion for held for sale are no longer met.

Gain or loss on disposals of held for sale assets is recognized as the difference between the fair value of consideration received and the carrying amount of the assets disposed.

Impairment of vessels and asset under development

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our vessels and asset under development may not be recoverable. Indicators that we consider include, but are not limited to:

•a significant decrease in the market price of the asset;
•a significant adverse change in the extent or manner in which the asset is being used or in its physical condition;
•a significant adverse change in legal factors in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
•an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
•a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection of or forecast that demonstrates continuing losses associated with the use of an asset; and
•a current expectation that it is considered more likely than not that an asset will be sold or otherwise disposed of significantly before the end of its useful life.

We perform an annual impairment assessment considering the indicators listed above. If the results of our recoverability assessment demonstrates that the carrying amount of our vessels and asset under development exceeds the estimated undiscounted future cash flows that we have estimated as the fair value, we recognize an impairment loss based on the excess.

As at December 31, 2023, the FLNG Hilli is an operational FLNG and forms part of “Vessels and equipment, net”. FLNG Hilli is operating under the terms of a long-term arrangement with the Customer which matures in mid-July 2026. There is uncertainty with respect to the utilization of FLNG Hilli after the expiry of its current contract, as a new contract has not yet been agreed. In assessing whether indicators of impairment existed for FLNG Hilli, we engaged two third-party ship brokers to provide a valuation for FLNG Hilli. Management compared the average of the ship broker valuations to FLNG Hilli’s carrying amount as at December 31, 2023. For FLNG Hilli, significant judgment was applied in assessing whether the brokers’ valuation methodologies and assumptions were appropriate given the uncertainty with respect to the utilization of FLNG Hilli after the expiry of its current contract.

As at December 31, 2023, FLNG Gimi reported within “Asset under development” was not an operational vessel, having arrived at the GTA field offshore Mauritania and Senegal in January 2024, ahead of commissioning. Project delays have resulted in pre-commissioning payments and ongoing arbitration for Project Delay Payments (PDPs) expected from the customer. We evaluated whether indicators of impairment existed by assessing the returns on the cash flows, including PDPs, across the project from initial construction through operations with the customer using estimated forecasted returns which are highly subjective and dependent on future events. For FLNG Gimi, significant judgment was applied in determining the estimated forecasted returns applied in the economic model which are dependent on the expected date of commencement of commercial operations and other events.

As a result of the assessment, we determined that there is no impairment indicator for FLNG Hilli and FLNG Gimi at December 31, 2023.

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

Costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant debt under the effective interest method. Amortization of debt issuance costs is included in interest expense, net. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in our consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. Where the fair value of a derivative instrument is a net liability, the derivative instrument is classified in “Other current liabilities” in our consolidated balance sheets. Where the fair value of a derivative instrument is a net asset, the derivative instrument is classified in “Other current assets” and “Other non-current assets” in our consolidated balance sheets, depending on its maturity.

The changes in the fair value of our interest rate and foreign exchange swap derivative instruments are recognized each period in “(Losses)/gains on derivative instruments, net” in our consolidated statements of operations while the changes in the fair value of our commodity swap derivative instruments are recognized each period in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in our consolidated statements of operations.

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

The fair values of the oil and gas derivative instruments were determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The oil and gas derivative instruments are classified in “Other non-current assets” in the consolidated balance sheets, depending on the LTA’s maturity. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in our consolidated statement of operations.

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

Contingencies

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our consolidated financial statements if the contingency has occurred at the balance sheet date and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will recognize the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

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

Defined contribution pension costs represent our promise to make defined amounts of contributions to an individual participant’s retirement account prior to retirement, and the participant bears all the actuarial risk relating to that account once the contribution is made. Pension benefit cost is recognized in respect of the accounting period in which a contribution to the scheme is payable and is recorded in our consolidated statements of operations. A liability on our balance sheet will be recognized for any contributions due but unpaid as of the balance sheet date.

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

Income tax (expense)/ benefit

Income taxes are based on a separate return basis. The guidance on “Income tax (expense)/ benefit” prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Penalties and interest related to uncertain tax positions are recognized in “Income tax (expense)/ benefit” in the consolidated statements of operations.

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

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended by ASU 2021-01 Reference Rate Reform (Topic 848): Scope issued in January 2021 and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 issued in December 2022. This guidance provides temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met, which are available for election until December 31, 2024. Amendments to certain contracts affected by reference rate reform have been entered into, applying the optional expedients where available. There has not been a material impact on our consolidated financial statements or related disclosures following adoption of the reference rate reform standards.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers. We adopted this with effect from January 1, 2023. The adoption of ASU 2021-08 had no impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2023:

Standard	Description	Expected date of Adoption	Effect on our Consolidated Financial Statements
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.	January 1, 2024	No impact expected as a result of the adoption of this ASU.
ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement.
Removes diversity in practice and requires certain joint ventures, upon formation, to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This guidance is effective for all joint ventures with a formation date on or after January 1, 2025; early adoption is permitted.

		January 1, 2025	No impact expected as a result of the adoption of this ASU.
ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	These amendments require disclosure of significant segment expenses and other segment items by reportable segment, introduces or permits new disclosures, and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The guidance is effective for us for annual periods beginning in 2024 and for interim periods in 2025. Early adoption is permitted.	January 1, 2024
We are assessing the impact of this ASU. Upon adoption, we expect that any impact will be limited to additional segment disclosures in our annual financial statements in 2024 and in our interim financial statements in 2025.

Standard	Description	Expected date of Adoption	Effect on our Consolidated Financial Statements
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures
These amendments enhance disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid. The guidance is effective for us on January 1, 2025. Early adoption is permitted.
		January 1, 2025	We are assessing the impact of this ASU. Upon adoption, if material, the impact will be limited to additional disclosure requirements in our annual financial statements in 2025.

4.	SUBSIDIARIES

The following table lists our significant subsidiaries and their purpose as of December 31, 2023. Unless otherwise indicated, we own a 100% ownership interest in each of the following subsidiaries.

Name	Jurisdiction of Incorporation	Purpose
Gimi Holding Company Limited	Bermuda	Holding company
Golar LNG Energy Limited	Bermuda	Holding company
Golar Hilli LLC	Marshall Islands	Holding company
Golar Hilli Corporation	Marshall Islands	Leases the FLNG Hilli*
Golar LNG 2216 Corporation	Marshall Islands	Owns the Golar Arctic
Gimi MS Corporation	Marshall Islands	Owns the FLNG Gimi
Golar Management (Bermuda) Limited	Bermuda	Management company
Golar Management Limited	United Kingdom	Management company
Golar Management AS	Norway	Vessel management company
Golar Viking Management D.O.O	Croatia	Vessel management company
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

As of December 31, 2023 and 2022, we leased one vessel from a VIE as part of a sale and leaseback agreement.

As discussed in note 14, during the year ended December 31, 2022, the CoolCo Disposal resulted in the disposal of our subsidiaries, including the disponent owners of seven vessels that were subject to these sale and leaseback agreements (Golar Seal, Golar Crystal, Golar Bear, Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin). This resulted in the deconsolidation of the lessor VIEs associated with the seven vessels and corresponding non-controlling interests of $182.7 million on our consolidated balance sheet.

Our continuing lessor VIE as of December 31, 2023, is with a China State Shipbuilding Corporation entity (“CSSC entity”). The CSSC entity is a wholly-owned, special purpose vehicle (“Lessor SPV”). In this transaction, we sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter for a term of fifteen years, post amendment. In June 2023, we entered into the fourth side letter to FLNG Hilli’s sale and leaseback facility which amended the reference rate to a Secured Overnight Financing Rate (“SOFR”) from London Interbank Offered Rate (“LIBOR”), reduced the margin and extended the tenor of the facility by five years to 2033. These amendments did not impact our total bareboat obligations. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

While we do not hold any equity investments in the Lessor SPV, we have determined that we have a variable interest in the Lessor SPV and that the lessor entity, that owns the vessel, is the lessor VIE. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of the lessor VIE and, accordingly, the lessor VIE is consolidated into our financial statements. We did not record any gains or losses from the sale of this vessel as if continued to be reported as a vessel at its original cost in our consolidated financial statements at the time of transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIE is included in non-controlling interests in our consolidated financial statements. As of December 31, 2023 and 2022, the vessel is reported under “Vessels and equipment, net” in our consolidated balance sheets.

The following table gives a summary of our sole sale and leaseback arrangement, including the repurchase option and obligation as of December 31, 2023:

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	Next repurchase option (in $ millions)	Date of next repurchase option	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
FLNG Hilli	June 2018	CSSC entity	1,200.0	15 years	421.0	June 2028	207.9	June 2033

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with our sole lessor VIE as of December 31, 2023, are shown below:

(in thousands of $)	2024	2025	2026	2027	2028	2029+
FLNG Hilli (1)	82,389	79,478	76,567	73,739	70,745	286,272
(1) The payment obligations above include variable rental payments due under the lease based on assumed SOFR plus a margin.

The assets and liabilities of the lessor VIE that most significantly impact our consolidated balance sheets as of December 31, 2023 and 2022, are as follows:

(in thousands of $)	2023	2022
Assets
Restricted cash and short-term deposits (note 15)	18,085	21,693

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(299,576)	(337,547)
Long-term debt (1)	(93,617)	(156,563)
	(393,193)	(494,110)
(1) Where applicable, these balances are net of deferred finance charges (note 21).

The most significant impact of the lessor VIE’s operations on our consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows, for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Continuing operations
Statement of operations
Interest expense	11,015	8,406	5,178

Statement of cash flows
Net debt repayments	(98,242)	(123,554)	(97,056)
Net debt receipts	—	20,640	2,848
Financing costs paid	(3,158)	—	—

Discontinued operations
Statement of operations
Interest expense	—	3,814	17,492

Statement of cash flows
Net debt repayments	—	—	(234,873)
Net debt receipts	—	—	10,402
Financing costs paid	—	—	(1,568)

5.2	Golar Hilli LLC
Golar Hilli LLC (“Hilli LLC”) owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of FLNG Hilli. The ownership interests in Hilli LLC are represented by three classes of units: the common units (“Hilli Common Units”), Series A Units (“Series A Special Units”) and Series B Units (“Series B Special Units”). In July 2018, we and affiliates of Seatrium Limited (“Seatrium”, formerly known as Keppel Shipyard Limited) and Black & Veatch Corporation (“B&V”) completed the sale of 1,230 Hilli Common Units to our former affiliate, Golar LNG Partners LP (“Golar Partners”). We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, we concluded that Hilli LLC is a VIE, that we are the primary beneficiary and that we consolidate both Hilli LLC and Hilli Corp. The ownership interests in Hilli LLC held by Seatrium, B&V and Golar Partners were considered non-controlling interests. The July 2018 disposal of the non-controlling interests in Hilli LLC represented a decrease in our ownership interest in Hilli LLC while control is retained and this disposal was considered an equity transaction. In April 2021, we sold Golar Partners to New Fortress Energy Inc. (“NFE”), which included its 1,230 Hilli Common Units.

On March 15, 2023, we repurchased the 1,230 Hilli Common Units, held by Golar Partners from NFE in exchange for cash consideration of $100.0 million, our 4.1 million Class A common shares of NFE (“NFE Shares”) with a fair value of $116.9 million and our assumption of distribution rights to these 1,230 Hilli Common Units for the period from January 1, 2023 to March 15, 2023 (which NFE waived) with a fair value of $3.9 million (the “Hilli Buyback”).

The Hilli Buyback is a reacquisition of a non-controlling interest in Hilli LLC, a consolidated VIE. We reconsidered whether Hilli LLC is a VIE and concluded that following the Hilli Buyback, we continue to have a variable interest in Hilli LLC. Hilli LLC remains a VIE, we remain the primary beneficiary and continue to consolidate Hilli LLC. The Hilli Buyback represents an increase in our ownership interest in Hilli LLC while control is retained and this reacquisition is considered an equity transaction. A loss of $251.2 million for the Hilli Buyback is recorded in equity.

Following the completion of the Hilli Buyback , the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Hilli Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	94.6%	89.1%	89.1%
Seatrium	5.0%	10.0%	10.0%
B&V	0.4%	0.9%	0.9%

As the managing member of Hilli LLC, we are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary. As such, we continue to consolidate both Hilli LLC and Hilli Corp.

All three classes of ownership interests in Hilli LLC have certain participating and protective rights. We reflect Seatrium and B&V’s ownership in Hilli LLC as non-controlling interests in our financial statements.

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

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impacted our consolidated balance sheet as of December 31, 2023 and 2022, are as follows:

(in thousands of $)	2023	2022
Balance sheet
Current assets	70,461	105,738
Non-current assets	1,212,922	1,481,722
Current liabilities	(342,480)	(381,131)
Non-current liabilities	(125,094)	(240,146)
(1) As Hilli LLC is the primary beneficiary of the lessor VIE (see above) the Hilli LLC balances include the lessor VIE.

The most significant impacts of the lessor VIE’s operations on our consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows, for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Statement of operations
Liquefaction services revenue	245,418	213,970	221,020
Realized and unrealized gain/(loss) on oil and gas derivative instruments	(84,751)	520,997	204,663

Statement of changes in equity
Additional paid-in capital	(251,249)	—	—
Non-controlling interest	34,309	—	—

Statement of cash flows
Reacquisition of common units in Hilli LLC	(100,047)	—	—
Net debt repayments	(98,242)	(123,554)	(97,056)
Net debt receipts	—	20,640	2,848
Financing costs paid	(3,158)	—	—
Cash dividends paid	(23,449)	(55,169)	(33,136)

5.3	Gimi MS Corporation

In April 2019, Gimi MS Corporation (“Gimi MS”) entered into a subscription agreement with First FLNG Holdings, a wholly-owned subsidiary of Keppel Asia Infrastructure Fund, in respect to First FLNG Holdings’ participation in a 30% share of the FLNG Gimi (the “Subscription Agreement”). Gimi MS will construct, own and operate the FLNG Gimi and First FLNG Holdings subscribed for 30% of the total issued common share capital of Gimi MS for a subscription price equivalent to 30% of the estimated project cost. Under the Subscription Agreement, Gimi MS may call for cash from the shareholders for any future funding requirements and shareholders are required to contribute to such cash calls up to a defined cash call contribution.

Concurrent with the closing of the sale of the common shares, we determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impacted our consolidated balance sheet as of December 31, 2023 and 2022, are as follows:

(in thousands of $)	2023	2022
Balance sheet
Current assets	17,359	12,460
Non-current assets	1,702,148	1,195,725
Current liabilities	(168,370)	(10,666)
Non-current liabilities	(585,678)	(516,298)

The most significant impacts of Gimi MS VIE’s operations on our consolidated statement of cash flows, for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in thousands of $)	2023	2022	2021
Statement of cash flows
Additions to asset under development	308,093	267,421	213,481
Capitalized financing costs	(1,780)	(2,748)	(5,605)
Net debt receipts	95,000	125,000	110,000
Proceeds from subscription of equity interest	80,021	39,275	25,403

6.	SEGMENT INFORMATION

We provide three distinct services and operate in the following three reportable segments: “FLNG”, “Corporate and other” and “Shipping” and our key performance indicator is Adjusted EBITDA. A reconciliation of net (loss)/income to Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021 is as follows:

(in thousands of $)	2023	2022	2021
Net (loss)/income	(2,850)	939,057	560,615
Income tax (expense)/ benefit	1,870	(438)	1,440
(Loss)/income before income taxes	(980)	938,619	562,055
Depreciation and amortization	50,294	51,712	55,362
Impairment of long-lived assets (note 19)	5,021	76,155	—
Unrealized loss/(gain) on oil and gas derivative instruments, net (note 8)	284,658	(288,977)	(179,891)
Realized and unrealized mark-to-market losses/(gains) on our investment in listed equity securities (note 9)	62,308	(400,966)	295,777
Other non-operating (income)/loss (note 9)	(9,823)	(11,916)	66,027
Interest income	(46,061)	(12,225)	(128)
Interest expense, net	—	19,286	34,486
Losses/(gains) on derivative instruments, net (note 10)	7,227	(71,497)	(24,348)
Other financial items, net (note 10)	900	5,380	(693)
Net loss/(income) from equity method investments (note 17)	2,520	(19,041)	(1,080)
Net (income)/loss from discontinued operations (note 14)	(293)	76,450	(625,389)
Adjusted EBITDA	355,771	362,980	182,178

Our three distinct reportable segments are as follows:

•FLNG – This segment includes our operations of FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have one operational FLNG, the FLNG Hilli, and one FLNG moored at the GTA field offshore Mauritania and Senegal, the FLNG Gimi (note 18).
•Corporate and other – This segment includes our vessel management, floating storage and regasification unit (“FSRU”) services for third parties, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.
•Shipping – This segment includes our operations of the transportation of LNG carriers. We currently have one operational LNG carrier, the Golar Arctic (note 13).

	Year Ended December 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	245,418	35,086	17,925	298,429
Vessel operating expenses	(65,748)	(19,248)	(6,153)	(91,149)
Voyage, charterhire and commission expenses, net	(583)	(19)	(1,581)	(2,183)
Administrative expenses	(417)	(33,031)	(14)	(33,462)
Project development expenses	(4,151)	(34,909)	(70)	(39,130)
Realized gain on oil and gas derivative instruments (note 8)	199,907	—	—	199,907
Other operating income (notes 7, 8 and 19)	15,542	7,817	—	23,359
Adjusted EBITDA	389,968	(44,304)	10,107	355,771

Net (losses)/income from equity method investments (note 17)	—	(4,834)	2,314	(2,520)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	December 31, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total
Total assets	3,160,457	866,088	57,442	4,083,987
Equity method investments (note 17)	—	53,982	—	53,982
Capital expenditures (notes 18, 19 and 20)	568,485	4,406	8,492	581,383
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2022
(in thousands of $)	FLNG	Corporate and other (2)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues (1)	214,825	43,230	9,685	267,740
Vessel operating expenses	(58,583)	(6,578)	(7,641)	(72,802)
Voyage, charterhire and commission expenses/(income)	(600)	(34)	(1,810)	(2,444)
Administrative expenses	22	(38,224)	102	(38,100)
Project development income/(expenses)	(5,335)	(2,637)	(45)	(8,017)
Realized gain on oil and gas derivative instruments (note 8)	232,020	-	-	232,020
Other operating losses	(15,417)	-	-	(15,417)
Adjusted EBITDA	366,932	(4,243)	291	362,980

Net (losses)/income from equity method investments (note 17)	—	(5,193)	24,234	19,041
(1) Total operating revenues under the FLNG segment includes $0.9 million revenue from a FLNG study (note 7).
(2) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	December 31, 2022
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Segment assets from continuing operations	Assets held for sale	Total
Total assets	2,815,552	1,410,587	52,700	4,278,839	721	4,279,560
Equity method investments (note 17)	—	48,669	55,439	104,108	—	104,108
Capital expenditures (note 18)	301,292	—	2,901	304,193	—	304,193
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

	Year Ended December 31, 2021
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	221,020	27,777	11,476	260,273
Vessel operating expenses	(51,195)	(12,119)	(1,052)	(64,366)
Voyage, charterhire and commission expenses	(600)	166	(235)	(669)
Administrative expenses (2)	(241)	(34,913)	(157)	(35,311)
Project development expenses	(3,171)	507	143	(2,521)
Realized gain on oil and gas derivative instruments (note 8)	24,772	—	—	24,772
Adjusted EBITDA	190,585	(18,582)	10,175	182,178

Net income from equity method investments (note 17)	—	1,080	—	1,080
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

Revenues from external customers

For the years ended December 31, 2023, 2022 and 2021, revenues from the following customer accounted for over 10% of our total operating revenues:

(in thousands of $)	2023		2022		2021
Perenco and SNH (1)	245,418	82%	213,970	80%	221,020	85%
(1) LTA with Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) in relation to the FLNG Hilli (note 7).

The revenue from external customers above excludes vessel and other management fees from related parties (note 28).

Geographic data

The following geographical data presents our revenues and total assets associated with the FLNG Hilli, while operating under the LTA in Cameroon. Our CODM do not evaluate our performance according to geographical region.

Cameroon

	Year Ended December 31,
(in thousands of $)	2023	2022	2021
Liquefaction services revenue	245,418	213,970	221,020

	December 31,
(in thousands of $)	2023	2022	2021
Total assets	1,256,193	1,559,158	1,408,444

Following disposal of most of our LNG carriers, we have limited revenue from time and voyage charters. As of December 31, 2023, our fleet includes a single LNG carrier, Golar Arctic. The charterer controls the routes of LNG carriers, which are generally worldwide.

7.	REVENUE

The following table represents a disaggregation of revenue earned from contracts with customers during the years ended December 31, 2023, 2022 and 2021. Liquefaction services revenue is included in our “FLNG” segment while Vessel management fees and other revenues is included in our “Corporate and other” segment.

	Year Ended December 31,
(in thousands of $)	2023	2022	2021
Base tolling fee (1)	204,501	204,501	204,501
Amortization of deferred commissioning period revenue (2)	4,120	4,120	4,120
Amortization of Day 1 gains (3)	12,541	22,608	9,712
Overproduction/ (underutilization) (4)	20,129	(20,089)	3,249
Incremental base tolling fee (5)	5,000	5,000	—
Other (6)	(873)	(2,170)	(562)
Liquefaction services revenue	245,418	213,970	221,020

Management fees revenue (7)	20,983	27,916	27,411
Service revenue (8)	13,798	14,423	—
Other revenues (9)	305	1,746	366
Vessel management fees and other revenues	35,086	44,085	27,777
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel, and at an increased rate when the oil price is greater than $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the consolidated statements of operations (note 8).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (note 23 and 24) and recognized evenly over the term of the LTA.
(3) Day 1 gain results from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli's gas derivative instruments pursuant to LTA (“LTA Amendment 3”) (note 23 and 24). These amounts were deferred on initial recognition and amortized evenly over the contract term.
(4) In March 2021, we signed an agreement with the Customer (“LTA Amendment 2”), to change the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from contract year 2019. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026. Pursuant to LTA Amendment 2, we have billed and recognized overproduction revenue in relation to excess production over contracted annual capacity during contract years 2021 and 2023.
Pursuant to the fourth amendment to the LTA, we agreed with the Customer to increase contract year 2023 annual contracted capacity by 0.04 million tonnes (from 1.4 million tonnes to 1.44 million tonnes) resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production. The increased contract year 2023 annual LNG production was met and we have subsequently released the contract year 2022 underutilization liability of $35.8 million to our consolidated statement of operations, of which $20.1 million is recognized in “Liquefaction services revenue” and $15.7 million is recognized in “Other operating income”.

(5) In July 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 million tonnes of LNG for the 2022 contract year. In July 2022, the Customer exercised its option pursuant to LTA Amendment 3 for 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 to the end of the LTA. The combined effect results in annual contracted base capacity of 1.4 million tonnes of LNG from January 1, 2022 to the end of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the consolidated statements of operations (note 8).
(6) “Other” includes accrued demurrage cost of $0.3 million (2022: $1.6 million), recognized in the period in which a production delay occurred, and the unwinding of deferred liquidated damages that were incurred prior to the commencement of the contract term of $0.6 million (2022: $0.6 million).
(7) Comprised of ship management, administrative and vessel operation and maintenance services. We entered into several agreements to provide ship management and administrative services to external customers and related parties (note 14 and 28). We also entered into a FSRU Operation and Services Agreement with a subsidiary of Italy’s SNAM group (“Snam”) for the Golar Tundra, pursuant to which we are required to provide FSRU operating and maintenance services in exchange for various payments.
(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra (the “Development Agreement”), which it acquired from us in May 2022 (note 14.2). The Development Agreement includes contractual fixed payments recognized over the period of time that we provide the services to Snam. We completed the Development Agreement in May 2023 and recognized services revenue of $13.8 million for the year ended December 31, 2023 (2022: $14.4 million).
(9) Included in “Other revenues” are revenues from a FLNG study of $nil (2022: $0.9 million) which was completed in December 2022 and sub-leasing income of $0.1 million (2022: $0.4 million) (note 13).

Contract Assets and Liabilities
The following table represents our contract assets and liabilities balances as of December 31, 2023 and 2022:

	December 31,
(in thousands of $)	2023	2022
Contract assets	21,403	21,297

Current contract liabilities (1)	(4,220)	(8,398)
Non-current contract liabilities (2) (3)	(6,276)	(54,018)
Total contract liabilities (4)	(10,496)	(62,416)
The movement of our contract liabilities are as follows:

	2023	2022
Opening balance on January 1	(62,416)	(18,736)
Deferral of revenue (5)	(2,325)	(62,223)
Recognition of unearned revenue (1) (2)	44,104	18,543
Recognition of deferred revenue (3) (5)	10,141	—
Closing balance on December 31	(10,496)	(62,416)
(1) As of December 31, 2023 and 2022, we recognized a current contract liability of $nil and $4.2 million, respectively, in relation to the Development Agreement.
(2) Due to a production shortfall of the FLNG Hilli for the 2022 contract year, we recognized a non-current contract liability for underutilization of $35.8 million as of December 31, 2022 (note 24). As of December 31, 2023, we met the contract year 2023 annual LNG production and unwound the underutilization liability of $35.8 million.
(3) Pursuant to the agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU (“Arctic SPA”), upon receipt of a notice to proceed, we will convert LNG carrier Golar Arctic to a FSRU which would lead to her eventual sale to Snam. The Arctic SPA included contractual fixed payments (recognized over the period of time that we would have provided the services to Snam) and as of December 31, 2022, we recognized a non-current contract liability of $7.8 million (note 24). In June 2023, Snam’s option to issue the notice to proceed lapsed and in accordance with the Arctic SPA, we retained and recognized the first advance payment and presented in “Other operating income” in the consolidated statements of operations.
(4) Included within “Total contract liabilities” is the deferred commissioning revenue in relation to the FLNG Hilli of $10.5 million as of December 31, 2023 (December 31, 2022: $14.6 million) (note 23 and 24). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the balance sheet date evenly over the remaining LTA contract term of three years, including the components of transaction price described above.

(5) Included in “deferral of revenue” and “recognition of deferred revenue” in the reconciliation of contract liabilities table above, is the deposit of $2.3 million received for the sale of the Gandria in May 2023 which was completed in November 2023 (note 19).

8.	REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS
The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

(in thousands of $)	Year Ended December 31,
	2023	2022	2021
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	87,555	(18,605)	—
Realized gain on FLNG Hilli’s oil derivative instrument	73,120	110,696	24,772
Realized gain on FLNG Hilli’s gas derivative instrument	39,232	139,929	—
Realized gain on oil and gas derivative instruments, net	199,907	232,020	24,772

Unrealized (loss)/gain on FLNG Hilli’s gas derivative instrument (note 20)	(142,521)	121,959	51,286
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument (note 20)	(76,847)	55,315	126,940
Unrealized MTM adjustment for commodity swap derivatives	(65,290)	111,703	1,665
Unrealized (loss)/gain on oil and gas derivative instruments, net	(284,658)	288,977	179,891

Realized and unrealized (loss)/gain on oil and gas derivative instruments (note 27)	(84,751)	520,997	204,663

The realized gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to LTA amendments, whereas the unrealized (loss)/gain on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

9.	OTHER NON-OPERATING (LOSS)/INCOME
Other non-operating (loss)/income, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2023	2022	2021
Dividend income from our investment in listed equity securities	9,823	4,768	5,588
UK tax lease liability (1)	—	7,148	(71,739)
Realized and unrealized MTM (losses)/gains on our investment in listed equity securities (note 16) (2)	(62,308)	400,966	(295,777)
Others	—	—	124
Other non-operating (loss)/income	(52,485)	412,882	(361,804)
(1) In April 2022, we settled our liability to the UK tax authority in relation to former leasing arrangements of $66.4 million, inclusive of fees and released the remaining UK tax lease liability of $5.3 million and recognized a foreign exchange movement of $1.8 million.
(2) “Investment in listed equity securities”, included in balance sheet line-item “Other current assets” (note 16), relates to our equity holding in NFE of nil and 5.3 million shares as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022 and 2021, we recognized $nil, $350.9 million unrealized MTM gains and $295.8 million unrealized MTM losses, respectively.
In 2023 and 2022, we sold 1.2 million and 13.3 million of our NFE Shares at a price range between $36.90 and $40.38 per share and $40.80 and $58.29 per share for an aggregate consideration of $45.6 million and $625.6 million which resulted to $62.3 million realized MTM losses, $50.1 million realized MTM gains, respectively. There was no comparable sale of our NFE Shares during the year ended December 31, 2021.
On March 15, 2023, we disposed of our remaining 4.1 million NFE Shares that were applied as partial consideration for the repurchase of 1,230 Hilli common from NFE, which NFE acquired pursuant to the sale of our investment in Golar Partners to NFE in April 2021. Following these transactions, we no longer hold any listed equity securities.

10.	(LOSSES)/GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET
(Losses)/gains on derivative instruments, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2023	2022	2021
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(15,583)	72,269	27,016
Net interest income/(expense) on undesignated IRS derivatives	8,356	(772)	(2,908)
Foreign exchange gain on terminated undesignated foreign exchange swaps	—	—	240
(Losses)/gains on derivative instruments, net	(7,227)	71,497	24,348

Other financial items, net is comprised of the following:

	Year Ended December 31,
(in thousands of $)	2023	2022	2021
Financing arrangement fees and other related costs (1)	(1,667)	(9,340)	(1,201)
Amortization of debt guarantees	2,019	2,657	2,569
Foreign exchange (loss)/gain on operations	(941)	1,598	(384)
Other	(311)	(295)	(291)
Other financials items, net	(900)	(5,380)	693
(1) Financing arrangement fees and other related costs for the year ended December 31, 2022 is mainly comprised of (i) $4.9 million write-off of deferred financing fees and expenses in relation to an undrawn corporate bilateral facility, the availability of which expired in June 2022; (ii) $2.3 million loss on partial repurchase of our $300.0 million senior unsecured bonds (“Unsecured Bonds”) in December 2022 (note 21); and (iii) $1.4 million commitment fees paid in relation to the undrawn portion of the Corporate RCF, which was canceled in November 2022 (note 21).

11.	INCOME TAX (EXPENSE)/ BENEFIT
The components of income tax (expense)/benefit are as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Current tax expense	(521)	(520)	(1,445)
Deferred tax (expense)/benefit (1)	(1,349)	958	5
Total income tax (expense)/ benefit	(1,870)	438	(1,440)

The income taxes for the years ended December 31, 2023, 2022 and 2021 differed from the amounts computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Effect of movement in deferred tax and prior period adjustment	(1,349)	958	5
Effect of prior periods adjustment in current tax	189	346	(232)
Effect of taxable income in various countries	(710)	(866)	(1,213)
Total income tax (expense)/ benefit	(1,870)	438	(1,440)
Jurisdictions open to examinations

The earliest tax years that remain subject to examination by the major taxable jurisdictions in which we operate are: 2022 (UK), 2021 (Croatia) and 2019 (Norway and Mauritania/Senegal).

Deferred taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and pensions.

As of December 31, 2023, we have a deferred tax liability of $0.3 million (2022: $0.4 million).

12.	(LOSS)/EARNINGS PER SHARE
Basic (loss)/earnings per share (“LPS”)/(“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The components of the numerator for the calculation of basic and diluted (LPS)/EPS are as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Net (loss)/income net of non-controlling interests - continuing operations - basic and diluted	(47,086)	872,429	(175,960)
Net income/(loss) net of non-controlling interests - discontinued operations - basic and diluted	293	(84,656)	589,811

The components of the denominator for the calculation of basic and diluted (LPS)/EPS are as follows:

	Year ended December 31,
(in thousands)	2023	2022	2021
Basic:
Weighted average number of common shares outstanding	106,620	107,860	109,644

Dilutive:
Dilutive impact of share options and RSUs (1)	—	682	—
Weighted average number of common shares outstanding	106,620	108,542	109,644

(LPS)/EPS per share are as follows:

	Year ended December 31,
	2023	2022	2021
Basic (LPS)/EPS from continuing operations	$(0.44)	$8.09	$(1.60)
Diluted (LPS)/EPS from continuing operations (1)	$(0.44)	$8.04	$(1.60)
Basic and diluted EPS/(LPS) from discontinued operations	0.00	$(0.79)	$5.38
(1) The effects of stock awards and convertible bonds have been excluded from the calculation of diluted EPS/LPS from continuing operations for the years ended December 31, 2023 and 2021 because the effects were anti-dilutive.

13.	OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on a time charter agreement in respect of the Golar Arctic as of December 31, 2023, are as follows:

Year ending December 31
(in thousands of $)
2024 (1)	2,907
Total minimum contractual future revenues	2,907
(1) This includes revenues from the Golar Arctic's new charter entered subsequent to December 31, 2023.

The cost and accumulated depreciation, including impairment of the Golar Arctic, leased to third parties at December 31, 2023 and 2022 were $195.4 million and $144.9 million; $196.0 million and $152.3 million, respectively.

The components of operating lease income were as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Operating lease income	16,843	8,857	11,476
Variable lease income (1)	1,082	828	—
Total operating lease income (2)	17,925	9,685	11,476
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the consolidated statement of operations line item “Time and voyage charter revenues”.

Rental expense

We lease certain office premises under operating leases. Certain of these lease agreements include one or more options to renew. We will include these renewal options when we are reasonably certain that we will exercise the option at our discretion.

Variable lease cost relates to certain of our lease agreements which include payments that vary. These are primarily generated from service charges related to our usage of office premises.

The components of operating lease cost were as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Operating lease cost	2,335	4,160	5,899
Variable lease cost (1)	309	1,479	1,621
Total operating lease cost (2)	2,644	5,639	7,520
(1) “Variable lease cost” is excluded from lease payments that comprise the operating lease liability.
(2) Total operating lease cost is included in the consolidated statement of operations line-items “Vessel operating expenses” and “Administrative expenses”.

As of December 31, 2023 and 2022 the right-of-use assets recognized by Golar as a lessee in various operating leases amounted to $7.4 million and $5.7 million, respectively (note 20).

The weighted average remaining lease term for our operating leases is 5.6 years (2022: 4.8 years). Our weighted-average discount rate applied for most of our operating leases is 5.5% (2022: 5.5%).

The maturity of our lease liabilities is as follows:

Year ending December 31
(in thousands of $)
2024	1,462
2025	1,578
2026	1,491
2027	1,415
2028 and thereafter	1,397
Total minimum lease payments	7,343

14.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

The net income/(loss) from discontinued operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31, 2023
(in thousands of $)	CoolCo	TundraCo	Golar Partners and Hygo	Total
Income from discontinued operations	266	—	—	266
Gain on disposal	27	—	—	27
Net income from discontinued operations	293	—	—	293

	Year Ended December 31, 2022
(in thousands of $)	CoolCo	TundraCo	Golar Partners and Hygo	Total
(Loss)/income from discontinued operations	(194,500)	4,880	—	(189,620)
(Loss)/gain on disposal	(10,060)	123,230	—	113,170
Net (loss)/income from discontinued operations	(204,560)	128,110	—	(76,450)

	Year Ended December 31, 2021
(in thousands of $)	CoolCo	TundraCo	Golar Partners and Hygo	Total
Income/(loss) from discontinued operations	54,534	2,806	(6,892)	50,448
Gain on disposal	—	—	574,941	574,941
Net income from discontinued operations	54,534	2,806	568,049	625,389

14.1 The CoolCo Disposal

The disposals of nine of our wholly owned subsidiaries and the management entities that are responsible for the commercial and technical vessel management of the LNG carriers to Cool Company Ltd (“CoolCo” and the “CoolCo Disposal”) closed in stages from March 3, 2022 to June 30, 2022. We recognized a loss on disposal of $10.1 million in relation to the subsidiaries disposed, comprised of carrying values of the assets and liabilities disposed of $355.4 million, partially offset by the proceeds received of $218.2 million cash consideration and 12.5 million shares of CoolCo valued at $127.1 million (based on the respective share price on the phased completion dates).

In November 2022 we agreed with CoolCo to acquire our vessel operations situated in Malaysia and the assets and liabilities of our Malaysia vessel operations (previously reported in our Corporate and others segment) were classified as held-for-sale and qualified as a discontinued operation. As such, we have retrospectively reclassified the results as “Net income/(loss) from discontinued operations.” In May 2023, the sale was completed and we recognized a gain on disposal of $27.0 thousand.

Our continuing involvement with the discontinued operations for the years ended December 31, 2023 and 2022 includes:
•our equity method investment in CoolCo until March 2, 2023 (note 17);
•$1.0 million and $0.8 million million financial guarantees fees, respectively, with respect to the debt assumed by CoolCo related to the Golar Kelvin and Golar Ice of $176.7 million;
•$1.6 million and $3.1 million management and administrative services revenue, respectively, for the provision of IT services, routine accounting services, treasury services, finance operation services, and any additional services reasonably required pursuant to the CoolCo Administrative Services Agreement (“CoolCo ASA”);
•$nil and $4.8 million net expenses, respectively, relating to the CoolCo’s vessels participation in the Cool Pool arrangement. We exited this pooling arrangement in November 2022;
•$2.0 million and $5.8 million million ship management fee expense, respectively, for CoolCo’s management of our LNG carrier Golar Arctic, and our contractual vessel management obligations for Golar Tundra and LNG Croatia; and
•$0.1 million and $nil administrative services expense, for CoolCo’s provision of IT and finance services to us pursuant to our short term CoolCo ASA entered into in May 2023.

The following table contains the financial statement line-items presented as discontinued operations following the CoolCo Disposal:

	Period ended January 1, 2023 to May 1, 2023	Year ended December 31,
(in thousands of $)		2022	2021
Time and voyage charter revenues	—	37,289	161,957
Vessel and other management fees	262	1,815	—
Vessel operating expenses	—	(8,466)	(49,446)
Voyage, charterhire and commission expenses	—	(1,229)	(709)
Administrative expenses	57	1,906	476
Project development expenses	—	(62)	(362)
Depreciation and amortization	(20)	(5,807)	(43,497)
Impairment of long-lived assets (1)	—	(218,349)	—
Other operating income	—	4,374	5,020
Operating income/(loss)	299	(188,529)	73,439

Other non-operating losses	—	—	(124)
Interest income	—	4	7
Interest expense, net	—	(4,725)	(18,087)
Other financial items, net	(18)	(799)	(401)
Pretax income/(loss) from discontinued operations	281	(194,049)	54,834

Income taxes	(15)	(451)	(300)
Income/(loss) from discontinued operations	266	(194,500)	54,534
Gain/(loss) on CoolCo Disposal (2)	27	(10,060)	—
Net income/(loss) from discontinued operations	293	(204,560)	54,534
(1) Impairment of long-lived assets relates to the impairment charge on the held for sale vessels recognized in accordance with ASC 360 Property, plant and equipment, following their classification as held-for-sale.
(2) During the year ended December 31, 2022, we recognized a loss on the CoolCo Disposal of $10.1 million. This is comprised of carrying values of the assets and liabilities disposed of $355.4 million, partially offset by the proceeds received of $218.2 million cash consideration and 12.5 million shares of CoolCo valued at $127.1 million (based on the respective share price on the phased completion dates).

14.2 The TundraCo Disposal

On May 31, 2022, we completed the sale of 100% of the share capital of our subsidiary Golar LNG NB 13 Corporation (the “TundraCo Disposal”), owner of FSRU Golar Tundra and Hygo to Snam for $352.5 million.

Our continuing involvement with the discontinued operations of the Golar Tundra was the Development Agreement which was completed in May 2023 (note 7). For the years ended December 31, 2023 and 2022, we recognized services revenue in relation to the Development Agreement amounting to $13.8 million and $14.4 million, respectively.

The following table contains the financial statement line-items presented as discontinued operations following TundraCo's Disposal:

	Period ended January 1, 2022 to May 31, 2022	Year Ended December 31, 2021
(in thousands of $)
Time and voyage charter revenues	27,776	29,534
Vessel operating expenses	(5,119)	(6,511)
Voyage, charterhire and commission expenses	(10,004)	(9,396)
Administrative expenses	(16)	(89)
Depreciation and amortization	(2,955)	(7,092)
Operating income	9,682	6,446

Interest income	—	4
Interest expense, net	(4,649)	(2,589)
Other financial items, net	(153)	(1,055)
Pretax income from discontinued operations	4,880	2,806

Income taxes	—	—
Income from discontinued operations	4,880	2,806

Gain on disposal of discontinued operations (1)	123,230	—
Net income from discontinued operations	128,110	2,806
(1) Gain on TundraCo Disposal comprised of (i) cash proceeds received of $352.5 million, (ii) a partially offset by the net asset value of Golar LNG NB 13 Corporation of $229.0 million and (iii) related fees incurred in relation to disposal of $0.3 million.

14.3 Golar Partners and Hygo disposals

On April 15, 2021, we completed the GMLP and Hygo Merger. We received consideration of $876.3 million which comprised of (i) $80.8 million cash for our investment in Golar Partners and (ii) $50.0 million cash and 18.6 million NFE Shares valued at $745.4 million for our investment in Hygo.

The net income/(loss) of equity method investments from discontinued operations for the period ended April 15, 2021 is as follows:

Period January 1, 2021 to April 15, 2021
(in thousands of $)
Net income from equity method investments in Golar Partners	8,116
Net loss from equity method investments in Hygo	(15,008)
Loss from discontinued operations	(6,892)
Gain on disposal of equity method investments (1)	574,941
Net income from discontinued operations	568,049
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

Hygo

We and Stonepeak, agreed to severally indemnify NFE Brazil Holdings Limited, NFE, Lobos Acquisition Ltd. and each of their respective affiliates and representatives, from and against any and all losses, damages, liabilities, costs, charges, fees, expenses, taxes, disbursements, actions, penalties, proceedings, claims and demands or other liabilities related to certain taxes imposed by government authorities.

Golar Partners

Under the omnibus agreement, Golar agreed to guarantee the certain obligations of the charters of the Golar Winter, Golar Eskimo and NR Satu. We shall comply with all covenants and terms, including provision of covenants compliance reports, if required. We shall also indemnify, defend and hold harmless NFE and each of its affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature, reasonable attorneys’ fees and expert’s fees arising in connection with our failure to comply with the foregoing. The maximum potential exposure in respect of these guarantees is not known as these matters cannot be reliably measured. The likelihood of triggering the guarantees is remote based on our past performance.

For the years ended December 31, 2023, 2022 and 2021 we:
•earned ship management fees amounting to $nil, $9.5 million and $6.9 million and administrative services fees amounting to $nil, $4.5 million and $3.1 million, respectively. NFE terminated the transition services and Bermuda services agreements on December 31, 2022;
•incurred pool income/expense from other participants in the pooling arrangement totaling $0.5 million of income and $2.5 million of expenses for the years ended December 31, 2022 and 2021, respectively. There was no comparable income/expense for the year ended December 31, 2023;
•declared distributions on Hilli LLC totaling $4.1 million, $29.4 million and $21.2 million, respectively, with respect to the common units owned by Golar Partners and incurred $2.1 million, $4.1 million and $0.1 million, respectively for Hilli's costs indemnification; and
•earned guarantee fees from Golar Partners and Hygo amounting to $1.0 million, $1.7 million and $1.4 million, respectively.

15.	RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	2023	2022
Restricted cash in relation to the FLNG Hilli (1)	60,996	60,952
Restricted cash and short-term deposits held by lessor VIE (2)	18,085	21,691
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	12,083	11,504
Restricted cash relating to office lease	1,081	1,074
Restricted cash in relation to the Golar Arctic guarantees (4)	—	38,822
Total restricted cash and short-term deposits	92,245	134,043
Less: Amounts included in current restricted cash and short-term deposits	(18,115)	(21,693)
Long-term restricted cash	74,130	112,350
(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer of the FLNG Hilli, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tonnes of LNG production, reducing the LC to $100 million and the cash collateral to $61.0 million as of December 31, 2023. The cash collateral is expected to be restricted until the end of the LTA term.

In November 2016, after we satisfied certain conditions precedent, the LC originally issued with an initial expiration date of December 31, 2018, was re-issued and automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the FLNG Hilli, unless the bank exercises its option to exit from the arrangement by giving a three months’ notice prior to the next annual renewal date.
(2) This is held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements as a VIE (note 5).
(3) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $10.1 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted throughout the 10-year term until December 2030.
(4) In connection with the Arctic SPA, we were required to provide a performance guarantee of $29.7 million (€26.9 million) and three advance repayment guarantees totaling $180.9 million (€163.9 million), which corresponds to the three installment payments from Snam. The performance guarantee and first of three advance repayment guarantees of $29.7 million (€26.9 million) and $8.9 million (€8.1 million), respectively, secured our contractual and performance obligations of the conversion of the Golar Arctic. In June 2023, Snam’s option to exercise the notice to proceed lapsed, rendering the Arctic SPA terminated. Consequently, these guarantees were subsequently released.

16.	OTHER CURRENT ASSETS

Other current assets consists of the following:

(in thousands of $)	2023	2022
MTM asset on TTF linked commodity swap derivatives (note 27)	48,079	73,583
Receivable from TTF linked commodity swap derivatives	7,581	4,638
Interest receivable from money market deposits	3,929	3,617
MTM asset on IRS derivatives (note 27)	2,697	—
Receivable from IRS derivatives	2,461	1,923
Prepaid expenses	2,292	2,760
Investment in listed equity securities (note 9)	—	224,788
Others (1)	4,958	3,925
Other current assets	71,997	315,234
(1) Included in “Others” as of December 31, 2023 and 2022 is inventory balance in relation to unused fuel on board amounting to $2.0 million and $0.7 million, respectively.

17.	EQUITY METHOD INVESTMENTS

At December 31, 2023 and 2022, we have the following participation in investments that are recorded using the equity method:

	2023	2022
Avenir LNG Limited (“Avenir”)	23.5%	23.5%
Logística e Distribuição de Gás S.A. (“LOGAS”)	58.0%	—%
Egyptian Company for Gas Services S.A.E (“ECGS”)	50.0%	50.0%
Aqualung Carbon Capture AS (“Aqualung”)	4.4%	4.4%
MGAS Comercializadora de Gás Natural Ltda. (“MGAS”)	51.0%	—%
CoolCo	—%	8.3%

The carrying amounts of our equity method investments as of December 31, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Avenir	35,729	41,790
LOGAS	9,261	—
ECGS	5,237	4,503
Aqualung	2,244	2,376
MGAS	1,511	—
CoolCo	—	55,439
Total equity method investments	53,982	104,108

The components of our equity method investments are as follows:

(in thousands of $)	2023	2022
Balance as of January 1,	104,108	52,215
Additions	9,678	129,662
Net (losses)/income	(2,520)	19,041
Guarantees	(751)	1,708
Employee stock compensation	—	127
Share of other comprehensive losses	(488)	(797)
Net proceeds from disposal	(56,045)	(97,848)
Balance as of December 31,	53,982	104,108

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

In March 2020, Avenir issued an equity shortfall notice of $45.0 million which was funded through issuance of additional shares at par value of $1.00 per share. As of December 31, 2023, and 2022, our $18.0 million commitment to Avenir was fully funded, resulting to a total investment of $42.75 million, representing a 23.5% ownership interest. When assessing the recoverability of the carrying value of our investment in Avenir, we considered factors including but not limited to our expectations of its current phase of operations and future charter demands.

LOGAS

LOGAS is based in Brazil and provides various services to businesses and local authorities including the distribution and transportation of compressed natural gas ("CNG"), compression and decompression of CNG, storage and distribution of LNG, and the purchase and sale of natural gas.

In October 2023, Macaw Brazil entered into an investment agreement to acquire a 58% ownership interest in LOGAS for BRL45.0 million (approximately $9.3 million) which completed in November 2023. We have a 58% majority voting interest in LOGAS compared to 42% voting interest held by the non-controlling interest. For so long as the LOGAS non-controlling interests hold at least 30% of voting shares of LOGAS, the LOGAS non-controlling interests have substantive participating rights that prevent us from controlling the significant operating and financial decisions made in LOGAS’ ordinary course of business. We consider that we have significant influence over the operating and financial policies of LOGAS.

ECGS

In December 2005, we entered into an agreement with the Egyptian Natural Gas Holding Company and HK Petroleum Services to establish a jointly owned company, ECGS, to develop operations in Egypt, particularly in hydrocarbon and LNG related areas.

In March 2006, we acquired 0.5 million common shares in ECGS at a subscription price of $1.00 per share. This represents a 50% interest in the voting rights of ECGS and in December 2011, ECGS called up its remaining share capital amounting to $7.5 million. Of this, we paid $3.75 million to maintain our 50% equity interest. ECGS does not have quoted market price because the company is not publicly traded. As ECGS is jointly owned and operated, we have adopted the equity method of accounting for our 50% investment in ECGS, as we consider we have joint control.

CoolCo

In January 2022, we entered into the Vessel SPA with CoolCo, as further described in note 14.1.

In November 2022, we sold 8.0 million of our CoolCo shares or 11.2% at NOK 130 per share for net consideration of $97.9 million, inclusive of $1.5 million fees. Concurrent with the sale of our CoolCo shares, CoolCo announced a private placement of 13.7 million new shares at NOK 130 per share which further diluted our interest in CoolCo. Following our sale of CoolCo shares and CoolCo’s issuance of new shares, our remaining equity holding in CoolCo was reduced to 4.5 million shares, or 8.3% as of December 31, 2022. This is a partial disposal of an entity in which we have retained the ability to exercise significant influence and the total gain on disposal of our interest in CoolCo of $0.4 million is included in the consolidated statement of operations line-item “Net income/(losses) from equity method investments”.

In March 2023, we sold 4.5 million shares of our CoolCo shares at NOK 130.00/$12.60 per share for net consideration of $56.1 million, inclusive of $0.1 million fees. Consequently, we reclassified the guarantees we continue to provide CoolCo and recognized in “Other current assets” and “Other non-current asset”. As of December 31, 2023, following the sale of our CoolCo shares, we retain one common share in CoolCo which is required by debt covenants relating to the guarantees we continue to provide CoolCo. The gain on disposal of $0.8 million is included in the consolidated statement of operations line-item “Net income/(losses) from equity method investments”.

Summarized unaudited financial information of our material equity method investments shown on a 100% basis are as follows:

	December 31, 2023
(in thousands of $)	ECGS	Avenir	LOGAS
Balance Sheet
Current assets	34,834	25,447	8,458
Non-current assets	72	264,124	8,462
Current liabilities	(22,925)	(39,182)	(1,846)
Non-current liabilities	(931)	(128,171)	(243)

Statement of Operations
Revenue	50,690	72,786	11,353
Net income/(loss)	881	(19,377)	1,876

	December 31, 2022
(in thousands of $)	CoolCo	ECGS	Avenir
Balance Sheet
Current assets	145,338	36,504	34,028
Non-current assets	1,912,723	97	270,177
Current liabilities	(278,589)	(25,501)	(69,509)
Non-current liabilities	(1,063,959)	(931)	(92,694)

Statement of Operations
Revenue	256,434	58,680	62,875
Net income/(loss)	110,744	713	(16,217)

18.	ASSET UNDER DEVELOPMENT

(in thousands of $)	2023	2022
Balance as of January 1,	1,152,032	877,838
Additions	338,327	221,184
Interest costs capitalized	72,469	53,010
Balance as of December 31,	1,562,828	1,152,032

18.1. Gimi conversion and financing

In February 2019, we entered into an agreement (described further below) relating to a FLNG facility to be employed, in connection with the first phase of the Greater Tortue/Ahmeyim Project (the “GTA Project”). In November 2023, we accepted redelivery of FLNG Gimi from Singapore’s Seatrium Shipyard and she departed for the LNG hub facilities situated offshore Mauritania and Senegal (“GTA Hub”). In conjunction with the redelivery of FLNG Gimi from Seatrium and as is customary in major capital projects, as of December 31, 2023, we remain in negotiations regarding the final settlement of a disputed variation order under the terms of the relevant conversion contracts.

The aggregate expected conversion cost including financing costs is approximately $1.7 billion of which $700 million is funded by the Gimi facility (note 21). As of December 31, 2023, the estimated timing of the outstanding payments are as follows:

(in thousands of $)
Period ending December 31,
2024	278,121
2025	14,057
Total	292,178

18.2. Gimi LOA

In February 2019, Gimi MS entered into a Lease and Operate Agreement with BP Mauritania Investments Limited (“BP”), Gimi MS and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”) which was subsequently amended and restated in September 2021.

The LOA provides for the construction and conversion of LNG carrier Gimi to a FLNG, transit, mooring and connection to the upstream project infrastructure (of which BP is the appointed operator), commissioning with the upstream facilities including its floating production, storage and offloading vessel, completing specified acceptance tests, followed by 20 years of commercial operations, commencing on the commercial operations date (“COD”).

FLNG Gimi’s departure from the shipyard was postponed from the first half of 2023 to November 19, 2023 to allow for further vessel completion, pre-commissioning and testing work to be completed in the shipyard prior to departure, considering that skills and resources were more accessible in Singapore at the time. We and BP are required to meet various contractual delivery schedules with delays resulting in contractual prepayments between the parties in advance of COD (note 18.3). Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of twenty years. Post COD, the contractual dayrate is comprised of capital and operating elements.

18.3. Gimi LOA pre-commissioning contractual cash flows

As a result of project delays, pre-commissioning contractual cash flows commenced in March 2023 and as of December 31, 2023 Gimi MS recognized $105.4 million of amounts paid to BP (note 20).

The ongoing contract interpretation dispute regarding certain of these pre-commissioning contractual cash flows continues, including regarding amounts payable by BP to Gimi MS. As of December 31, 2023, we are of the view that Gimi MS is due Project Delay Payments (“PDPs”) from May 2023 from BP, which BP have disputed. To facilitate a mutual resolution, Gimi MS followed the dispute resolution provisions included in the LOA and thereafter initiated arbitration proceedings in respect of the PDPs in August 2023, the resolution of which may take several months or years and no assurance can be given that our claim will be successful. In the event of a favorable resolution we expect to be entitled to recover all or a portion of our legal costs and fees incurred from BP. In the event of an unfavorable resolution, we may not be entitled to receive the PDPs in part or in full and we may be required to reimburse all or a portion of BP’s legal costs and fees incurred. We consider the contractual PDPs receivable from BP as a contingent gain and no amounts are recognized in our consolidated financial statements as of December 31, 2023. Any amount we may recover will not be reflected in our consolidated financial statements until such time as our claim has been resolved and the amount is realized or realizable. Given the complexity and interdependencies of the activities required during project commissioning leading to COD, it is difficult for us to reasonably estimate eventual net payments/receipts. We expect any net payments/receipts in advance of COD to be insignificant in the context of the cash flows we expect to generate over the term of the LOA and we do not believe that this dispute impacts the wider execution of the 20-year LOA. Refer to note 30 for subsequent developments.

19.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2023	1,374,607	45,771	109,094	7,341	1,536,813
Additions	—	—	8,492	1,934	10,426
Disposals (1)	(44,044)	—	—	—	(44,044)
Write-offs (2)	—	—	(9,094)	(3,382)	(12,476)
As of December 31, 2023	1,330,563	45,771	108,492	5,893	1,490,719

Depreciation, amortization and impairment
As of January 1, 2023	(336,055)	(25,906)	(32,011)	(5,788)	(399,760)
Charge for the year (3)	(38,166)	(5,544)	(5,264)	(828)	(49,802)
Disposals (1)	29,065	—	—	—	29,065
Write-offs (2)	—	—	9,094	3,382	12,476
Impairment (1)	(5,021)	—	—	—	(5,021)
As of December 31, 2023	(350,177)	(31,450)	(28,181)	(3,234)	(413,042)

Net book value as of December 31, 2023	980,386	14,321	80,311	2,659	1,077,677

(in thousands of $)	Vessels and equipment	Mooring equipment	Deferred Drydocking expenditure	Office equipment and fittings	Total
Cost
As of January 1, 2022	1,374,607	45,771	109,094	7,264	1,536,736
Additions	—	—	—	77	77
As of December 31, 2022	1,374,607	45,771	109,094	7,341	1,536,813

Depreciation, amortization and impairment
As of January 1, 2022	(223,999)	(20,363)	(22,767)	(5,188)	(272,317)
Charge for the year (3)	(39,449)	(5,543)	(5,696)	(600)	(51,288)
Impairment (4)	(72,607)	—	(3,548)	—	(76,155)
As of December 31, 2022	(336,055)	(25,906)	(32,011)	(5,788)	(399,760)

Net book value as of December 31, 2022	1,038,552	19,865	77,083	1,553	1,137,053
(1) In May 2023, we entered into an agreement for the sale and recycling of the Gandria (“Gandria SPA”) with Last Voyage, DMCC, for net consideration of $15.2 million. The Buyer agreed to purchase the Gandria (including vessel and onboard equipment) for demolition and recycling which will take place at a ship recycling facility in India. Concurrently, the held for sale presentation criteria was met and a remeasurement of the vessel and onboard equipment to lower of her carrying value and fair value less estimated costs to sell was performed, resulting in an impairment charge of $5.0 million recognized during the year ended December 31, 2023. Before the held for sale presentation criteria was met, the Gandria was previously reported in our FLNG segment. The Gandria SPA was completed on November 1, 2023, resulting in a loss on disposal of $0.5 million recognized in “Other Operating gain/(loss)”, in the consolidated statements of operations (note 6).
(2) Write-offs relates to fully depreciated or fully amortized assets.
(3) Depreciation and amortization charges for the years ended December 31, 2023 and 2022, excludes $0.5 million and, $0.5 million respectively, of amortization charges in relation to the Cameroon license fee.
(4) Entry into the Arctic SPA changed the expected recovery of Golar Arctic’s carrying amount from continued use in operations over her remaining useful life, to recovery from sale, and was considered an indicator of impairment. As the revised future estimated cash flows were less than her carrying amount, an impairment charge of $76.2 million was recognized during the year ended December 31, 2022, reflecting an adjustment to her fair value (based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market). The Golar Arctic is currently within our Shipping segment.
As of December 31, 2023, we performed our annual vessel impairment assessment and determined that the Golar Arctic’s market valuation of $44.3 million is less than its carrying value of $50.4 million. However, based on the estimated future undiscounted cash flows of the Golar Arctic which is significantly greater than its carrying value, no impairment was recognized.
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

20.	OTHER NON-CURRENT ASSETS
Other non-current assets are comprised of the following:

(in thousands of $)	2023	2022
Pre-operational assets (1)	189,023	27,098
Oil derivative instrument (note 27)	105,948	182,795
Gas derivative instrument (note 27)	53,663	196,184
MTM asset on IRS derivatives (note 27)	36,690	54,970
Operating lease right-of-use-assets (2)	7,386	5,653
MTM asset on TTF linked commodity swap derivatives (note 27)	—	39,785
Others (3)	107,096	5,554
Other non-current assets	499,806	512,039
(1) As of December 31, 2023, pre-operational assets comprised of capitalized Mark II FLNG (“Mark II”) project engineering costs, long lead items and deposit for a donor vessel of $59.4 million, $109.8 million and $15.5 million, respectively (2022: $16.7 million, $10.4 million and $nil, respectively).
(2) Operating lease right-of-use-assets mainly comprises of our office premises leases.
(3) Included within “Others” as of December 31, 2023 and 2022 is pre-commissioning contractual cashflows paid by Gimi MS to BP in relation to the Gimi LOA of $105.4 million and $nil, respectively (note 18.3).

21.	DEBT

(in thousands of $)	2023	2022
Total debt, net of deferred finance charges	(1,216,730)	(1,189,324)
Less: Current portion of long-term debt and short-term debt	342,566	344,778
Long-term debt	(874,164)	(844,546)

The outstanding debt, gross of deferred finance charges, as of December 31, 2023 is repayable as follows:

Year ending December 31	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
2024	(43,756)	(300,025)	(343,781)
2025	(258,202)	(60,600)	(318,802)
2026	(58,333)	(35,500)	(93,833)
2027	(58,333)	—	(58,333)
2028	(58,333)	—	(58,333)
2029 and thereafter	(367,501)	—	(367,501)
Total	(844,458)	(396,125)	(1,240,583)
Deferred finance charges	20,921	2,932	23,853
Total debt net of deferred finance charges	(823,537)	(393,193)	(1,216,730)
(1) This relates to debt balance of our consolidated lessor VIE entity (note 5).

(in thousands of $)	2023	2022	Maturity date
Gimi facility (1)	(630,000)	(535,000)	March 2030
Unsecured Bonds	(199,869)	(159,029)	October 2025
Golar Arctic facility (1)	(14,589)	(21,884)	October 2024
Subtotal (excluding lessor VIE debt)	(844,458)	(715,913)
CSSC VIE debt - FLNG Hilli facility	(396,125)	(494,366)	Repayable on demand/2026
Total debt (gross)	(1,240,583)	(1,210,279)

(in thousands of $)	2023	2022	Maturity date
Less: Deferred finance charges	23,853	20,955
Total debt, net of deferred financing costs	(1,216,730)	(1,189,324)
Gimi facility

In 2019, we entered into a $700 million facility agreement with a group of lenders to finance the conversion of the FLNG Gimi. The facility is available for drawdown during the Gimi conversion to a FLNG and amortizes upon COD, with a final balloon payment of $350.0 million, due in 2030. The facility originally bears interest at LIBOR plus a margin of 4.0% during the conversion phase, reducing to LIBOR plus a margin of 3.0% post COD. In 2023, we executed amendments to transition from LIBOR to SOFR plus the existing margin. As of December 31, 2023, we had drawn $630.0 million of the available funds. Subsequent drawdowns are dependent upon reaching further project milestones. A commitment fee is chargeable on any undrawn portion of this facility.

Unsecured Bonds

In 2021, we closed our $300.0 million senior Unsecured Bonds in the Nordic bond market. The Unsecured Bonds will mature in October 2025 and bear interest of 7.00% per annum. The net proceeds from the Unsecured Bonds was used to partly refinance our $402.5 million 2017 convertible bonds which matured in February 2022 (“Convertible Bonds”) and for general corporate purposes. Contemporaneous with the closing of the Unsecured Bonds, we redeemed $85.2 million of the Convertible Bonds and recognized loss on partial redemption of $0.8 million.

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

In 2022 and 2023, we executed the repurchase of Unsecured Bonds amounting to $140.7 million and $20.4 million, respectively. The repurchase prices ranged from par to an average price of 100.30% of par, resulting in a total consideration of $142.2 million and $21.1 million, inclusive of $1.5 million and $0.6 million accrued interest in 2022 and 2023, respectively. Consequently, we recognized a loss on debt extinguishment of $2.3 million and $0.3 million in “Other financial items, net” in the consolidated statement operations, in 2022 and 2023, respectively.

Following the approval by bondholders in 2023, we executed an amendment to the terms of the Unsecured Bonds with effect from May 25, 2023. Specifically the definition of permitted distributions, removed the restriction to pay distributions and introduced a $100.0 million free liquid assets incurrence test in exchange for a one-time consent fee of 3.75% of the nominal amount of the outstanding Unsecured Bonds or $5.2 million that we paid to bondholders, which is treated as an additional debt discount and amortized through the interest expense, net line item of our consolidated statements of operations over the remaining term of the Unsecured Bonds.

In 2023, we re-issued $61.1 million of our repurchased Unsecured Bonds, at an average price of 98.9% of par, for a total consideration of $61.0 million inclusive of $0.1 million accrued interest. Consequently, we recognized a net loss on re-issuance of $0.7 million in “Other financial items, net” in our consolidated statement of operations. These re-issuances did not result in an amendment to the terms of the outstanding Unsecured Bonds.

Golar Arctic facility

The Arctic facility bears an interest of SOFR plus a margin of 2.75%. The debt facility is repayable in quarterly installments with a final balloon payment of $9.1 million in October 2024.

Lessor VIE debt

The following loan relates to the CSSC entity that we consolidate as a VIE. Although we have no control over the funding arrangement of this entity, we consider ourselves the primary beneficiary of this VIE and therefore are required to consolidate this loan facility into our financial results (note 5).

Facility	Effective from	SPV	Loan counterparty	Loan facility at inception (in $ millions)	Loan facility at December 31, 2023 (in $ millions)	Loan duration/maturity	Interest
Hilli	June 2018	Fortune Lianjing Shipping S.A.	CSSC entity	(840.0)	(156.7)	8 years non-recourse	SOFR plus margin(1)(2)
				(120.0)	(239.4)	Repayable on demand	Nil
(1) In 2023, we entered into the fourth side letter for FLNG Hilli’s sale and leaseback facility, incurring total fees of $6.3 million which have been deferred and amortized over the remaining term of the sale and leaseback facility (note 5).
(2) In 2023, the SPV, Fortune Lianjiang Shipping S.A., amended the interest-bearing facility, transitioning from LIBOR to SOFR.
The vessel in the table above is secured as collateral against these long-term loans (note 29).

Debt restrictions

Certain of our debts are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, enter into mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current assets to liabilities and minimum net worth and minimum free cash restrictions. With regards to cash restrictions, we have covenanted to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis. As of December 31, 2023, we were in compliance with all our covenants under our various loan agreements.

22.	ACCRUED EXPENSES
Accrued expenses is comprised of the following:

(in thousands of $)	2023	2022
Vessel related (1)	(120,152)	(10,795)
Interest	(13,936)	(13,514)
Administrative related (2)	(10,211)	(8,039)
Current tax payable	(511)	(485)
Accrued expenses	(144,810)	(32,833)
(1) “Vessel related” accrued expenses is comprised of vessel operating expenses such as crew wages, vessel supplies, routine repairs, maintenance, drydocking, lubricating oils and insurance. Included in “Vessel related” as of December 31, 2023 are the final milestone payment accrual on the Gimi conversion's main build contract with the yard and related costs and Mark II FLNG accrued project costs of $96.3 million and $7.8 million, respectively (2022: $0.7 million and $nil).

(2) “Administrative related” accrued expenses is comprised of general overhead including personnel costs, legal and professional fees, costs associated with project development, property costs and other office and general expenses.

23.	OTHER CURRENT LIABILITIES
Other current liabilities is comprised of the following:

(in thousands of $)	2023	2022
Day 1 gain deferred revenue - current portion (1) (note 24)	(12,783)	(12,783)
Deferred revenue	(4,220)	(6,080)
Current portion of operating lease liability (note 13)	(1,462)	(1,328)
Contract liability (note 7)	—	(4,177)
Other payables (2)	(32,485)	(3,077)
Other current liabilities	(50,950)	(27,445)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of December 31, 2023, current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (2022: $10.0 million and $2.8 million).

(2) Included in “Other payables” as of December 31, 2023 and 2022 is pre-commissioning contractual cash flow in relation to the Gimi LOA of $30.5 million and $nil, respectively (note 18).

24.	OTHER NON-CURRENT LIABILITIES
Other non-current liabilities is comprised of the following:

(in thousands of $)	2023	2022
Pension obligations (note 25)	(23,471)	(24,269)
Day 1 gain deferred revenue (1)	(19,179)	(31,720)
Deferred commissioning period revenue (2)	(6,276)	(10,396)
Non-current portion of operating lease liabilities (note 13)	(5,881)	(3,587)
Underutilization liability (note 7)	—	(35,806)
Golar Arctic’s contract liability (3)	—	(7,816)
Other payables (4)	(6,793)	(6,834)
Other non-current liabilities	(61,600)	(120,428)
(1) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of December 31, 2023, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $14.8 million and $4.4 million, respectively (2022: $24.5 million and $7.2 million).

(2) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli (note 7). The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 23).

(3) Golar Arctic’s contract liability represents the first advance payment received from Snam in relation to the Arctic SPA. In June 2023, Snam’s option to issue the notice to proceed lapsed. In accordance with the Arctic SPA, we retain the first advance payment (note 7).

(4) Included in “Other payables” is an asset retirement obligation relating to FLNG Hilli of $6.0 million and $5.7 million for the years ended December 31, 2023 and 2022, respectively. The corresponding asset of $4.7 million is recorded within “Vessels and equipment, net” (note 19).

25.	PENSIONS
Defined contribution scheme

We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charges to net income for the years ended December 31, 2023, 2022 and 2021 was $1.6 million, $1.7 million and $2.2 million, respectively.

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

The components of net periodic benefit costs are as follows:

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Service cost	(33)	(75)	(120)
Interest cost	(1,622)	(1,087)	(879)
Expected return on plan assets	427	254	214
Recognized actuarial loss	(307)	(774)	(1,131)
Net periodic benefit cost	(1,535)	(1,682)	(1,916)

The components of net periodic benefit costs are recognized in the consolidated statement of operations within "administrative expenses" and "vessel operating expenses" amounting to $0.2 million, (2022: $0.1 million) and $1.4 million (2022: $1.6 million), respectively.

The estimated net loss for the defined benefit pension plans that was amortized from accumulated other comprehensive income into net periodic pension benefit cost during the year ended December 31, 2023 is $0.3 million (2022: $0.8 million).

The change in projected benefit obligation and plan assets and reconciliation of funded status for the years ended December 31, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Reconciliation of benefit obligation:
Benefit obligation at January 1	34,078	47,215
Service cost	33	75
Interest cost	1,622	1,087
Actuarial loss/(gain) (1)	246	(10,106)
Foreign currency exchange rate changes	383	(1,227)
Benefit payments	(2,929)	(2,966)
Projected benefit obligation at December 31	33,433	34,078
(1) Actuarial gain is sensitive to changes in key actuarial assumptions specifically discount rates, mortality rates and assumed future salary increases.

The accumulated benefit obligation at December 31, 2023 and 2022 was $33.2 million and $33.9 million, respectively.

(in thousands of $)	2023	2022
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	9,809	15,858
Actual return on plan assets	433	(4,392)
Employer contributions	2,175	2,900
Foreign currency exchange rate changes	474	(1,591)
Benefit payments	(2,929)	(2,966)
Fair value of plan assets at December 31	9,962	9,809

The amounts recognized in accumulated other comprehensive income, as of December 31, 2023 and 2022, is $4.5 million and $4.4 million, respectively.

The actuarial loss recognized in other comprehensive income/(loss) is net of tax of $0.4 million, $0.3 million, and $0.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Employer contributions and benefits paid under the pension plans include $2.2 million and $2.9 million paid from employer assets for the years ended December 31, 2023 and 2022, respectively.

Our defined benefit pension plan is comprised of two schemes as follows:

	December 31, 2023			December 31, 2022
(in thousands of $)	UK Scheme	Marine Scheme	Total	UK Scheme	Marine Scheme	Total
Fair value of benefit obligation	(7,597)	(25,836)	(33,433)	(7,073)	(27,005)	(34,078)
Fair value of plan assets	9,331	631	9,962	8,801	1,008	9,809
Funded (unfunded) status at end of year	1,734	(25,205)	(23,471)	1,728	(25,997)	(24,269)

The fair value of our plan assets, by category, as of December 31, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Equity securities	9,331	8,801
Cash	631	1,008
	9,962	9,809

The asset allocation for our Marine scheme at December 31, 2023 and 2022, by asset category are as follows:

Marine scheme	2023 (%)	2022 (%)
Cash	100	100
Total	100	100

The asset allocation for our UK scheme at December 31, 2023 and 2022, by asset category are as follows:

UK scheme	2023 (%)	2022 (%)
Equity	99	98
Cash	1	2
Total	100	100

Our investment strategy is to balance risk and reward through the selection of professional investment managers and investing in pooled funds.

We are expected to make the following contributions to the schemes during the year ended December 31, 2023, as follows:

(in thousands of $)	UK scheme	Marine scheme
Employer contributions	—	2,175

We are expected to make the following pension disbursements as follows:

Year ending December 31,	UK scheme	Marine scheme
(in thousands of $)
2024	410	2,600
2025	510	2,500
2026	410	2,400
2027	420	2,300
2028	420	2,200
2029 - 2033	2,400	9,000

The weighted average assumptions used to determine the benefit obligation for our defined benefit pension plans for the years ended December 31 are as follows:

	2023	2022
Discount rate	4.63%	4.94%
Rate of compensation increase	2.47%	2.61%

The weighted average assumptions used to determine the net periodic benefit cost for our defined benefit pension plans for the years ended December 31 are as follows:

	2023	2022
Discount rate	4.64%	4.93%
Expected return on plan assets	4.31%	1.81%
Rate of compensation increase	2.54%	2.49%

The overall expected long-term rate of return on assets assumption used to determine the net periodic benefit cost for our plans for the years ended December 31, 2023 and 2022 is based on the weighted average of various returns on assets using the asset allocation as of the beginning of 2023 and 2022. For equities and other asset classes, we have applied an equity risk premium over ten-year governmental bonds.

26.	SHARE CAPITAL AND SHARE BASED COMPENSATION

Our common shares are listed on the Nasdaq Stock Exchange.

As of December 31, 2023 and 2022, our authorized and issued share capital is as follows:

Authorized share capital:

(in thousands of $, except per share data)	2023	2022
150,000,000 (2022: 150,000,000) common shares of $1.00 each	150,000	150,000

Issued share capital:

(in thousands of $, except per share data)	2023	2022
104,578,080 (2022: 107,225,832) outstanding issued common shares of $1.00 each	104,578	107,226

(number of shares)	2023	2022
As of January 1	107,225,832	108,222,604
Repurchase and cancellation of treasury shares (1)	(2,897,034)	(1,189,653)
Vesting of RSUs	249,282	186,881
Share options exercised	—	6,000
As of December 31	104,578,080	107,225,832
(1) During 2023, we repurchased and cancelled 2.9 million treasury shares for a consideration of $61.7 million inclusive of brokers commission of $0.1 million. In 2022, we repurchased and cancelled 1.2 million treasury shares for a consideration of $25.5 million inclusive of brokers commission of $0.04 million.

Contributed surplus
As of December 31, 2023 and 2022, we have a contributed surplus of $200 million. Contributed surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

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

In 2023, 650,000 share options were granted to executive officers and certain members of senior management. The options vest in equal installments over three years and have a four-year term. In 2022, there were no share options granted.

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The weighted average assumptions as of the March 2023 grant date as follows:

2023
Risk free interest rate	4.1%
Expected volatility of common stock	70.5%
Expected dividend yield	0.0%
Expected term of options	4.0 years

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

The dividend yield has been estimated at 0.0% as the exercise price of the options is reduced by the value of dividends, declared and paid on a per share basis.

As of December 31, 2023, 2022 and 2021, the number of options outstanding in respect of Golar shares was 1.4 million, 1.0 million and 1.5 million, respectively.

A summary of the share options movements during the year ended December 31, 2023 is presented below:

	Shares (in thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2022	1,037	$15.37	1.0
Granted during the year	650	$20.95	3.2
Lapsed during the year	(287)	$26.90
Options outstanding at December 31, 2023	1,400	$15.20	1.7

Options outstanding and exercisable at:
December 31, 2023	750	$10.22	0.4
December 31, 2022	662	$17.87	0.8
December 31, 2021	755	$24.28	0.8

The exercise price of all options is reduced by the amount of dividends declared and paid up during 2023. The above figures for options granted, exercised and forfeited show the average of the prices at the time of granting, exercising and forfeiting of the options, and for options outstanding at the beginning and end of the year, the average of the reduced option prices is shown.

As of December 31, 2023 and 2022 the aggregate intrinsic value of share options that were both outstanding and exercisable was $10.9 million and $7.7 million respectively. As of December 31, 2021, the aggregate intrinsic value of share options that were both outstanding and exercisable was $nil as the exercise price was higher than the market value of the share options at year end.

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Total fair value of share options vested in the year	1,958	1,958	1,595

Compensation cost recognized in the consolidated statement of operations	2,706	1,971	1,434
Share options cost capitalized*	173	—	16
*Relates to capitalized costs on share options awarded to employees directly involved in certain vessel conversion projects.
As of December 31, 2023, the total unrecognized compensation cost amounting to $5.9 million relating to options outstanding is expected to be recognized over a weighted average period of 2.2 years.

Restricted Stock Units

Time-based RSUs

Pursuant to the LTIP, we granted certain individuals 189,400 and 97,215 of RSUs during the years ended December 31, 2023 and 2022, respectively.

March 2023 grant

In March 2023, pursuant to the LTIP, we granted certain individuals RSUs that were not subject to any service or performance conditions and were fully vested upon grant. The number of RSUs earned under this award was 55,300. In March 2023, pursuant to the LTIP, we also granted certain individuals RSUs that will vest equally over the requisite service period of three years from March 2023 to March 2026. The maximum number of RSUs that may be earned under the award is 134,100.

Refer to “Performance-based RSUs” July 2022 grant discussed below for further details on the RSUs granted in 2022.The fair value of the RSU award was estimated using the market price of our common shares at grant date with the corresponding expense recognized over the three-year vesting period.

A summary of time-based RSU activities for the year ended December 31, 2023 is presented below:

	Shares (in thousands)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2022	218	14.09	1.2
Granted during the year	189	22.21	2.2
Vested during the year	(207)	21.57
Forfeited during the year	(16)	22.42
Non-vested RSUs at December 31, 2023	184	22.30	2.0

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

The remaining 30% of the award contingently vests subject to Golar achieving more than 70% of the market and performance conditions. The achievement of certain of the performance conditions are subject to the discretion of the Compensation Committee of our Board of Directors (the “Compensation Committee”), hence no grant date was established until final approval by the Compensation Committee. The market condition was achieved at December 31, 2022, so no fair value adjustment to our share price was necessary. This award will also vest over the requisite service period of three years from July 2022 to July 2025.

March 2020 grant

In March 2020, we granted certain individuals RSUs that were subject to the achievement of a total shareholder return (“TSR”) performance condition relative to the TSR of a predetermined group of peer companies over a three-year performance period that ended in December 31, 2022. The number of RSUs earned under the award was 159,430. Payouts of the performance-based RSUs ranged from 0% to 100% of the target awards based on our TSR ranking within the peer group. This award fully vested in March 2023.

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

A summary of performance-based RSU activity for the year ended December 31, 2023 is presented below:

	Shares (in thousands)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested performance based RSUs at December 31, 2022	69	16.05	1.6
Vested during the year	(51)	21.68
Forfeited during the year	(4)	22.82
Non-vested performance based RSUs at December 31, 2023	14	22.82	1.5

	Year ended December 31,
(in thousands of $)	2023	2022	2021
Compensation cost recognized in the consolidated statement of income	1,473	1,522	1,774
RSU cost capitalized *	247	198	322
*Relates to capitalized costs on RSUs awarded to employees directly involved in certain vessel conversion projects.

As of December 31, 2023, the total unrecognized compensation cost of $3.2 million relating to both time-based and performance based RSUs outstanding is expected to be recognized over a weighted average period of 2.0 years.

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

As of December 31, 2023 and 2022, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument	Year end	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	2023	709,375	2024/2029	1.69% to 2.37%
Receiving floating, pay fixed	2022	740,000	2024/2029	1.69% to 2.37%

Foreign currency risk

The majority of our gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1.2 million tonnes out of the base capacity of 1.44 million tonnes of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00.

Pursuant to LTA Amendment 3, the remaining 0.22 million tonnes of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

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

Instrument	Year end	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	2023	1,613,004	2024	$51.20
Receiving floating, pay fixed	2023	1,613,004	2024	$20.55
Receiving fixed, pay floating	2022	4,839,000	2023/2024	$49.50 to $51.20

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at December 31, 2023 and 2022 are as follows:

		2023	2023	2022	2022
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	679,225	679,225	878,838	878,838
Restricted cash and short-term deposits (1) (3)	Level 1	92,245	92,245	134,043	134,043
Trade accounts receivable (3)	Level 1	38,915	38,915	41,545	41,545
Interest receivable from money-market deposits and bank accounts (3)	Level 1	3,929	3,929	3,617	3,617
Receivable from TTF linked commodity swap derivatives (3)	Level 1	7,581	7,581	4,638	4,638
Receivable from IRS derivatives (3)	Level 1	2,461	2,461	1,923	1,923
Investment in listed equity securities (4)	Level 1	—	—	224,788	224,788
Trade accounts payable (3)	Level 1	(7,454)	(7,454)	(8,983)	(8,983)
Assets held for sale	Level 2	—	—	721	721
Liabilities held for sale	Level 2	—	—	(373)	(373)
Current portion of long-term debt and short-term debt (3) (5) (6)	Level 2	(343,781)	(343,781)	(344,960)	(344,960)
Long-term debt (5) (6)	Level 2	(696,933)	(696,933)	(706,290)	(706,290)
Long-term debt - Unsecured Bonds (5) (7)	Level 1	(199,869)	(197,906)	(159,029)	(158,092)

Derivatives:
Oil and gas derivative instruments (8)	Level 2	159,611	159,611	378,979	378,979
Asset on IRS derivatives (9)	Level 2	39,387	39,387	54,970	54,970
Asset on TTF linked commodity swap derivatives (9)	Level 2	48,079	48,079	113,368	113,368
(1) These instruments carrying value is highly liquid and is a reasonable estimate of fair value.

(2) Included within cash and cash equivalents of $679.2 million and $878.8 million are $481.7 million and $634.2 million cash held in short-term money-market deposits as of December 31, 2023 and 2022, respectively. During year December 31, 2023 and 2022, we earned interest income on short-term money-market deposits of $33.8 million and $7.6 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) Investment in listed equity securities refers to our former NFE Shares (note 16) wherein fair value was based on the NFE closing share price as of the balance sheet date.

(5) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of the deferred charges amounting to $23.9 million and $21.0 million at December 31, 2023 and 2022, respectively.

(6) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(7) The estimated fair values of our Unsecured Bonds are based on their quoted market prices as of the balance sheet.

(8) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(9) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

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
The following table summarizes the fair value of our derivative instruments on a gross basis (none of which have been designated as hedges) recorded in our consolidated balance sheets as of December 31, 2023 and 2022:

	Balance sheet classification	2023	2022
(in thousands of $)
Asset derivatives
Oil derivative instrument	Other non-current assets (note 20)	105,948	182,795
Gas derivative instrument	Other non-current assets (note 20)	53,663	196,184
Commodity swaps	Other current assets and other non-current assets (note 16 and note 20)	48,079	113,368
Interest rate swaps	Other current assets and other non-current assets (note 16 and note 20)	39,387	54,970
Total asset derivatives		247,077	547,317

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are carried with Nordea Bank ABP, DNB Bank ASA, Citibank NA, SCB, DBS Bank Ltd, ABN Amro Bank NV, Internationale Nederlanden Groep Bank (“ING Bank N.V”) and Danske Bank A/S. However, we believe this risk is remote, as they are established and reputable financial institutions with no prior history of default and with investment grade credit ratings.

There is a concentration of financing risk with respect to our long-term debt to the extent that a substantial amount of our long-term debt is carried with ABN Amro Bank NV, Clifford Capital, ING Bank N.V, DBS Bank Ltd, Intesa Sanpaolo, Oversea-Chinese Banking Corp, SCB as well as with the CSSC entity in regards to our sale and leaseback arrangement on the FLNG Hilli (note 5). We believe these counterparties to be sound financial institutions, with investment grade credit ratings. Therefore, we believe this risk of default is remote.

We also have equity method investment in Avenir, as of December 31, 2023, with carrying values recorded in our balance sheet of $35.7 million (note 17). Accordingly, the value of our investment and our share of the net results generated from Avenir are subject to specific risks associated with their business. In the event the fair value of the investments falls below the carrying values and they are determined to be other-than-temporary, we would be required to recognize an impairment loss.

A concentration of supplier risk exists with Scanrise Marine Pte Ltd and Nuovo Pignone International S.R.L (“Nuovo”) in relation to the FLNG Gimi, moored at the GTA field offshore Mauritania and Senegal, ready for connection. A further concentration of supplier risk exists in relation to the Mark II project conversion with Kanfa AS, B&V, Nuovo, Siemens Energy AG, Chart Energy, Howden Turbo UK Ltd., and Meggitt PLC (Heatric). We believe this risk is remote as they are all globally reputable engineering, procurement and construction companies.

28.	RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Net revenues/(expenses): The transactions with related parties for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

(in thousands of $)	2023	2022	2021
Avenir (1)	339	246	468
Magni Partners (2)	(10)	(32)	(189)
ECGS (3)	—	—	1,482
Total	329	214	1,761

Receivables: The balances with related parties as of December 31, 2023 and 2022 consisted of the following:

(in thousands of $)	2023	2022
Avenir (1)	7,312	3,472
Magni Partners (2)	—	81
Total	7,312	3,553
(1) Avenir - Amounts due from Avenir comprised primarily of unpaid debt guarantee fees, revolving shareholder loan and related interest and fees. In 2021, we advanced a one year revolving shareholder loan of $1.8 million to Avenir. In October 2022, the revolving shareholder loan was extended to three years. The facility bears a fixed interest rate of 5% per annum which was amended to 7% in May 2023. Concurrently, we loaned a further $3.5 million to Avenir, totaling to $5.3 million. As of December 31, 2023, the shareholder loan is fully drawn. The combined interest and commitment fee receivables on the undrawn portion of the loan amounted to $0.3 million, $0.1 million and $28.0 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. Avenir also entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir and its subsidiaries, amounting to $0.1 million, $0.1 million and $0.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.
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
(3) We chartered our former LNG carrier, the Golar Ice to ECGS during the year ended December 31, 2021. There was no comparable transaction for the years ended December 31, 2023 and 2022.

b) Transactions with former related parties

Net revenues: The following tables represents the transactions before these companies ceased to be our related parties for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

(in thousands of $)	2023	2022	2021
Transactions
Coolco and subsidiaries	451	(486)	—
Golar Partners and subsidiaries	—	—	3,986
Hygo and subsidiaries	—	—	3,631
Borr Drilling	—	—	348
2020 Bulkers	—	—	111
OneLNG	—	—	64
Total	451	(486)	8,140

Receivables: The balances before these companies ceased to be our related parties as of December 31, 2022 consisted of the following:

(in thousands of $)	2022
Balances
CoolCo and subsidiaries	394
Total	394

b.1) Transactions with CoolCo:

Following the sale of our CoolCo shares in March 2023, CoolCo ceased to be a related party and subsequent transactions with CoolCo and its subsidiaries were treated as third party transactions and settled under normal payment terms.

Net revenues: Summarized below are the transactions with CoolCo and its subsidiaries for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022 consists of the following:

(in thousands of $)	Period ended January 1, 2023 to March 2, 2023	Year Ended December 31, 2022
Management and administrative services revenue (1)	588	3,124
Ship management fees revenue (2)	—	1,249
Ship management fees expense (3)	(333)	(5,811)
Debt guarantee fees (4)	175	837
Commitment fees (5)	21	115
Total	451	(486)
(1) Management and administrative services revenue – Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the transition services agreement with CoolCo (the "CoolCo TSA" which was subsequently replaced with the CoolCo ASA), pursuant to which we provided corporate administrative services to CoolCo, with a fee.

(2) Ship management fee revenue – We provided commercial and technical management services to the LNG carriers subsequent to their disposal to CoolCo under the existing management agreements, however the CoolCo TSA revised the annual management fee payable to us per vessel. On June 30, 2022, upon completion of the CoolCo Disposal, the ship management agreements were terminated.
(3) Ship management fee expense – Following completion of the CoolCo Disposal in June 2022, we entered into ship management agreements with CoolCo, for CoolCo to manage our LNG carriers, the Golar Arctic and Golar Tundra, amounting to $0.2 million and $0.6 million and provision of FLNG crew services, amounting to $nil and $0.1 million fees for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively.

We also entered into an agreement to sub-contract our contractual vessel management obligations for LNG Croatia and NFE’s fleet of vessels to CoolCo, amounting to $0.1 million and $5.1 million for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively. The ship management fee revenue of $nil and $4.8 million received for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively, in relation to NFE’s fleet of vessels, is passed on at cost to CoolCo as our subcontracting ship management expenses presented on “Administrative expenses” in the consolidated statements of operations.

(4) Debt guarantee fees – We agreed to remain as the guarantor of the payment obligations for the sale and lease-back obligations of two of the disposed subsidiaries, which are the disponent owners of the Golar Ice and the Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances of $176.7 million. The compensation amounted to $0.2 million to $0.8 million for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively.

(5) Commitment fees – We advanced a 2-year revolving credit facility of $25.0 million to CoolCo which bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $21.0 thousand and $0.1 million for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively. CoolCo terminated the revolving credit facility on May 28, 2023.

Receivables: The balances with CoolCo and its subsidiaries as of December 31, 2022 consisted of the following:

(in thousands of $)	December 31, 2022
Balance due from CoolCo and subsidiaries (6)	394
(6) Balances due from CoolCo and its subsidiaries - Amounts due to/from CoolCo and its subsidiaries are comprised primarily of unpaid management services fees, amounts arising from the results of CoolCo’s vessels participating in the Cool Pool, revolving credit facility, commitment fees and other related arrangements. Payables and receivables are generally settled quarterly in arrears. Balances owing to or due from CoolCo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Other transactions:

Net Cool Pool expenses - The eight TFDE vessels sold in the CoolCo Disposal were previously managed by Golar under the terms of the Cool Pool. The net expenses relating to the CoolCo’s vessels participation in the pool amounted to $4.8 million for the year ended December 31, 2022. There was no comparable expense for the period from January 1, 2023 to March 2, 2023. This is presented in our consolidated statement of operations in the line item “Net (loss)/income from discontinued operations”.

Subleases with CoolCo - Following the completion of the CoolCo Disposal, we entered into subleases to share office space with CoolCo which amounted to an income of $0.1 million and $0.4 million income for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively (note 13).

Share-based payment to CoolCo employees - Following the completion of the CoolCo Disposal, we agreed to honor the restricted stock units granted to the officers and employees in the shipping and FSRU management business that CoolCo acquired. The net expenses relating to these share-based payments amounted to $0.1 million and $0.1 million for the period from January 1, 2023 to March 2, 2023 and for the year ended December 31, 2022, respectively, and is included in our equity method investment in CoolCo the line item “Net income/(losses) from equity method investments.”

b.2) Golar Partners and subsidiaries:

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners ceased to be a related party and subsequent transactions with Golar Partners and its subsidiaries are treated as a third party and settled under normal payment terms. For the balances with Golar Partners and its subsidiaries prior to the completion of the GMLP Merger, we retrospectively adjusted the comparative period and classified them as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements.

The following table represents the transactions with Golar Partners and its subsidiaries for the period from January 1, 2021 to April 15, 2021:

(in thousands of $)	Period January 1, 2021 to April 15, 2021
Management and administrative services revenue	1,717
Ship management fees revenue	2,251
Interest income on short-term loan	18
Total	3,986

Other transactions:

During the period from January 1, 2021 to April 15, 2021, we received total distributions from Golar Partners of $0.5 million with respect to common units and general partners units owned by us at that time.

During the period from January 1, 2021 to April 15, 2021, Hilli LLC declared distributions totaling $7.2 million with respect to the common units owned by Golar Partners. In connection with the Hilli disposal, we agreed to indemnify Golar Partners for certain costs incurred in FLNG Hilli operations when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures. Included within the FLNG Hilli distributions for the period from January 1, 2021 to April 15, 2021 is $0.1 million with respect to FLNG Hilli’s indemnification cost.

b.3) Hygo and subsidiaries:

Following the completion of the Hygo Merger on April 15, 2021, Hygo ceased to be a related party and subsequent transactions with Hygo and its subsidiaries are treated as third-party transactions and settled under normal payment terms. For the balances with Hygo and its subsidiaries prior to the completion of the Hygo Merger, we retrospectively adjusted the comparative period and classified them as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements.

The following table represent the transactions with Hygo and its subsidiaries for the period from January 1, 2021 to April 15, 2021:

(in thousands of $)	Period January 1, 2021 to April 15, 2021
Management and administrative services revenue	2,051
Ship management fees income	904
Debt guarantee compensation	676
Total	3,631

Other transactions:

Net Cool Pool expenses - Net expenses relating to the other pool participants are presented in our consolidated statement of operation in the line item “Voyage, charterhire and commission expenses” for the period from January 1, 2021 to April 15, 2021 amounted to $2.9 million.

b.4) Borr Drilling:

Tor Olav Trøim is the founder and director of Borr Drilling Limited (“Borr Drilling”), a Bermuda company listed on the Oslo and New York Stock Exchange. Transactions with Borr Drilling include management and administrative services provided by our Bermuda corporate office. Effective from January 2022, Borr Drilling ceased to be a related party.

b.5) 2020 Bulkers:

Transactions with 2020 Bulkers Ltd. (“2020 Bulkers”) include management and administrative services provided by our Bermuda corporate office. Effective from January 2022, 2020 Bulkers ceased to be a related party.

b.6) OneLNG and subsidiaries:

Subsequent to the decision to dissolve OneLNG, we wrote off $0.1 million of the trading balance with OneLNG for the year ended December 31, 2021, to “Other operating income/(losses)” in our consolidated statements of operations as we deemed it to be no longer recoverable.

29.	COMMITMENTS AND CONTINGENCIES

Assets pledged

	Year ended December 31,
(in thousands of $)	2023	2022
Book value of vessels secured against long-term loans(1)	1,075,018	1,115,500
(1) This excludes the FLNG Gimi which is classified as “Asset under development” (note 18) and secured against the Gimi debt facility (note 21).

Capital Commitments

•FLNG conversion

In June 2023, we agreed to replace the Gandria as a specific donor vessel with a generic LNG carrier for conversion to a FLNG which is subject to certain payments and lodging of a full notice to proceed. We also provided a guarantee to cover the sub-contractor’s obligations in connection with the conversion of the vessel. If we do not proceed with the conversion, we may be liable for certain termination payments.

•Mark II

In 2022, our Board of Directors approved up to $328.5 million of capital expenditure for a Mark II, excluding the purchase of the donor vessel, Fuji LNG, of $77.5 million. As of December 31, 2023, we entered into agreements for engineering services and long lead items amounting to $149.2 million (note 20).

In May 2023, we exercised our option to purchase Fuji LNG, a donor vessel for a prospective Mark II project, with the balance of the purchase price of $62.0 million due on delivery of the vessel in March 2024 (see note 30).

30.	SUBSEQUENT EVENTS

•Dividends

In February 2024, we declared a dividend of $0.25 per share in respect of the three months ended December 31, 2023 to shareholders of record on March 12, 2024, which was paid on March 20, 2024.

•Delivery of Fuji LNG

On March 4, 2024, we completed the acquisition of the Fuji LNG, a donor vessel for a prospective MKII FLNG project for total consideration of $77.5 million.

•Gimi LOA Dispute

We are in continued discussions with BP to identify alternative contractual arrangements to replace parts of the existing pre-COD contractual arrangements, including parts of the disputed contract mechanisms. There is no guarantee that we can reach alignment around a potential alternative contractual and commercial arrangement.

•Share buyback

In March 2024, we repurchased and cancelled 0.7 million treasury shares for a consideration of $14.2 million.